Form 20-F
period 2002-12-31
CHINA UNICOM LTD
filed 2003-06-23
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-15028

CHINA UNICOM LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A	Hong Kong
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

No. 133A, Xidan North Street Xicheng District Beijing 100032, People’s Republic of China
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value HK$0.10 per share	New York Stock Exchange, Inc.*

*                                         Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American depositary shares, or ADSs, each representing 10 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

12,552,996,070 Ordinary Shares as of December 31, 2002.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes   ☒      No   ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐         Item 18  ☒

i

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report for the year ended December 31, 2002 contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties.  Such forward-looking statements include, without limitation, our strategy and future plan, our capital expenditure plan, our future business condition and financial results, our abilities to expand network capacity and increase network efficiency, our ability to develop new technology applications and offer new services, our ability to stabilize our paging business and develop and market new value-added paging services, the advantages of code division multiple access, or CDMA, technology and our ability to realize such advantages and successfully execute our CDMA-related strategy, our ability to leverage our position as an integrated telecommunications operator and expand into new businesses and new markets, future growth of market demand for our services, and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect our current views with respect to future events.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry, or MII, and other relevant government authorities in China, the effects of competition on the demand and price of our telecommunications services, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or availability of additional spectrum and the adequate and timely supply of equipment when required.  Please also see the “Risk Factors” section under Item 3.

CERTAIN DEFINITIONS

As used in this annual report, references to “us”, “we”, the “Company” and “Unicom” are to China Unicom Limited.  Unless the context otherwise requires, these references include all of our subsidiaries.  In respect of any time prior to our incorporation, references to “us”, “we” and “Unicom” are to the telecommunications businesses in which our predecessors were engaged and which were subsequently assumed by us.  All references to “Unicom Group” are to China United Telecommunications Corporation, our indirect controlling shareholder.  Unless the context otherwise requires, these references include all of its subsidiaries, including us and our subsidiaries.  Please also see “A. History and Development of the Company – Restructuring and Acquisition of Unicom New Century” under Item 4 for our current shareholding structure.

ii

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.                                    Selected Financial Data

The following table presents our selected consolidated income statement data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and our selected consolidated balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002.  The selected consolidated balance sheet data as of December 31, 2001 and 2002 and income statement and cash flow data for the years ended December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements included in this annual report.  The selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 and income statement and cash flow data for the years ended December 31, 1998 and 1999 have been derived from our audited consolidated financial statements that are not included in this annual report.  The financial statements for periods prior to our restructuring and initial public offering in 2000 reflect historical results of operations and financial positions of the businesses that were transferred to us from Unicom Group in 2000 in contemplation of our initial public offering.

Our financial statements are prepared in accordance with generally accepted accounting principles in Hong Kong, or Hong Kong GAAP, which differs in certain material respects from generally accepted accounting principles in the United States, or US GAAP.  In accordance with Hong Kong GAAP, we adopted the purchase method to account for our acquisition of certain cellular businesses and assets in nine provinces, municipalities and autonomous regions in China, which assets and businesses were first transferred to Unicom New Century Telecommunications Corporation Limited, or Unicom New Century, a newly established subsidiary of Unicom Group.  The acquisition became effective on December 31, 2002, as described in “History and Development of the Company – Restructuring and Acquisition of Unicom New Century” under Item 4.  Accordingly, our consolidated income statements and, except as otherwise noted, all other Hong Kong GAAP financial information presented in this annual report do not include the operating results of these acquired businesses.  Under the purchase method, our consolidated balance sheet as of December 31, 2002 includes the financial position of Unicom New Century.  In contrast, under US GAAP, our acquisition would be accounted for as a transfer of entities under common control, retroactively restated for all periods presented on a combined basis as if the acquisition had been in effect since inception, whereby related assets and liabilities of the acquired businesses would be accounted for at historical cost and the results of operations of the acquired businesses would be included in the consolidated financial statements for earliest period presented.  See Note 41 to the consolidated financial statements included in this annual report for a summary of the principal differences between Hong Kong GAAP and US GAAP that have a significant effect on our financial statements.

	As of or for the year ended December 31,
	1998	1999	2000	2001	2002	2002
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in millions, except per share numbers)
Income Statement Data:

Hong Kong GAAP:
Revenue:
Cellular	2,126	5,314	12,188	20,505	30,613	3,698
GSM	2,126	5,314	12,188	20,505	27,388	3,308
CDMA	—	—	—	—	3,225	390
Long distance	—	—	556	1,489	2,766	334
Data and Internet	—	79	540	1,820	2,793	337
Paging	8,423	9,047	8,483	4,342	2,161	261
Total service revenue	10,549	14,440	21,767	28,156	38,333	4,630
Sales of telecommunications products	3,480	3,010	1,925	1,237	2,244	271
Total revenue	14,029	17,450	23,692	29,393	40,577	4,901
Operating expenses	(12,677)	(14,634)	(18,470)	(24,129)	(33,253)	(4,016)
Operating income	1,352	2,816	5,222	5,264	7,324	885
Income before taxation and minority interests	875	1,759	4,482	5,463	6,303	761
Net income	372	839	3,234	4,457	4,566	551
–Basic net income per share (2)	0.038	0.086	0.289	0.355	0.364	0.044
–Number of shares outstanding for basic net income per share (in thousands) (2)	9,725,000	9,725,000	11,208,224	12,552,996	12,552,996	12,552,996
–Diluted net income per share (2)	—	—	0.288	0.355	0.364	0.044
–Number of shares outstanding for diluted net income per share (in thousands) (2)	9,725,000	9,725,000	11,219,679	12,552,996	12,552,996	12,552,996
–Basic net income per ADS (3)	0.383	0.863	2.885	3.550	3.637	0.439
–Number ADS outstanding for basic net income per share (in thousands) (2)	972,500	972,500	1,120,822	1,255,300	1,255,300	1,255,300
–Diluted net income per ADS (3)	—	—	2.882	3.550	3.637	0.439
–Number ADS outstanding for diluted net income per share (in thousands) (2)	972,500	972,500	1,121,968	1,255,300	1,255,300	1,255,300

US GAAP (Restated) (4):
Total revenue	—	—	25,082	34,850	49,773	6,011
Operating income	—	—	5,330	6,591	8,740	1,056
Income from continuing operations before extraordinary items and cumulative effect of change in accounting policy	—	—	4,031	5,074	5,189	627
Extraordinary item (loss arising from termination of China-China-foreign arrangements)	—	—	2,072	—	—	—
Cumulative effect of change in accounting policy (transitional adjustment of goodwill impairment upon the adoption of SFAS 142)	—	—	—	—	42	5
Net income	—	—	1,959	5,074	5,147	622
–Basic net income per share after extraordinary item and cumulative effect of change in accounting policy (2)	—	—	0.17	0.40	0.41	0.050
–Basic net income per ADS after extraordinary item and cumulative effect of change in accounting policy (3)	—	—	1.75	4.04	4.10	0.495
–Basic net income per share before extraordinary item and cumulative effect of change in accounting policy (2)	—	—	0.36	0.40	0.41	0.050
–Basic net income per ADS before extraordinary item and cumulative effect of change in accounting policy (3)	—	—	3.60	4.04	4.13	0.499

Balance Sheet Data:

Hong Kong GAAP:
Cash and cash equivalents	4,337	6,002	44,717	18,413	14,433	1,743
Property, plan and equipment, net	19,853	33,227	52,864	75,748	107,487	12,982
Total assets	30,156	45,366	112,829	127,905	149,223	18,022
Net assets	8,924	11,069	58,108	62,511	66,814	8,069
Short-term debt and current portion of other long-term debt	2,276	7,894	8,501	7,933	15,330	1,851
Obligation under finance lease – current portion	—	—	—	8,151	16,793	2,028
Obligation under finance lease – non-current portion	—	—	—	100,757	101,302	12,235

Other long-term debt	9,,372	12,234	27,151	36,337	37,686	4,551
Shareholders’ equity	6,408	8,538	57,224	61,681	66,247	8,001

US GAAP (restated) (4):
Property, plant and equipment, net	—	—	—	96,220	107,311	12,960
Total assets	—	—	—	154,172	150,566	18,184
Obligation under finance lease - current portion	—	—	—	8,151	16,793	2,028
Obligation under finance lease - non-current portion	—	—	—	100,757	101,302	12,235
Other long-term debt	—	—	—	51,733	37,686	4,551
Shareholders’ equity	—	—	—	61,783	63,717	7,695

Other Financial Data:

Hong Kong GAAP:
Net cash provided by operating activities	3,454	4,511	9,344	11,078	13,054	1,577
Net cash used in investing activities	(8,402)	(13,930)	(30,551)	(46,125)	(5,166)	(624)
Net cash provided by (used in) financing activities	7,788	11,084	59, 921	8,743	(11,868)	(1,433)

US GAAP (Restated) (4):
Net cash provided by operating activities	—	—	10,133	14,630	16,962	2,049
Net cash used in investing activities	—	—	(37,884)	(58,134)	(7,253)	(876)
Net cash provided by (used in) financing activities	—	—	67,090	16,989	(14,584)	(1,762)

(1)                                  The translations of RMB into US dollars have been made at the rate of RMB 8.2800 to US$1.00, the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002.  The translations are solely for the convenience of the reader.

(2)                                  See Notes 15 and 41 to the consolidated financial statements included in this annual report on how basic and diluted net income per share are calculated under Hong Kong GAAP and US GAAP, respectively.

(3)                                  Net income per ADS is calculated by multiplying net income per share by 10, which is the number of shares represented by each ADS.

(4)                                  The US GAAP amounts as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 are presented as if the acquisition of Unicom New Century had been in existence since the beginning of the earliest period presented.

Historical Exchange Rates Information

We publish our financial statements in Renminbi, or RMB, the legal tender currency in the People’s Republic of China.  In this annual report, references to “US dollars” or “US$” are to United States dollars and references to “Hong Kong dollars”, “HK dollars” or “HK$” are to Hong Kong dollars.  Solely for the convenience of the reader, this annual report contains translations of certain RMB and Hong Kong dollar amounts into US dollar amounts and vice versa at specified rates.  These translations should not be construed as representations that the RMB or Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollar amounts at the rates indicated or at all.  Unless otherwise stated, the translations of RMB and Hong Kong dollars into US dollars and vice versa have been made at the rate of RMB 8.2800 to US$1.00 and HK$7.7988 to US$1.00, the noon buying rates in New York City for cable transfers payable in RMB or Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002.

The noon buying rates on June 17, 2003 were RMB 8.2768 to US$1.00 and HK$ 7.7990 to US$1.00, respectively.  The average noon buying rates for 1998, 1999, 2000, 2001 and 2002 were RMB 8.2969, RMB 8.2785, RMB 8.2784, RMB 8.2772 and RMB 8.2800, respectively, to US$1.00, and HK$ 7.7465, HK$ 7.7599, HK$ 7.7936, HK$ 7.7996 and HK$ 7.7988, respectively, to US$1.00, calculated as the average of the noon buying rates on the last day of each month during each applicable year.  The following table sets forth the high and low noon buying rates between RMB and the US dollar (in RMB per US dollar) and Hong Kong dollar and the US dollar (in Hong Kong dollar per US dollar) for each month during the previous six months:

Period	High	Low	High	Low
	(RMB per US$1.00)		(HK$ per US$1.00)

December 2002	8.2800	8.2771	7.7992	7.7980
January 2003	8.2800	8.2766	7.8001	7.7988
February 2003	8.2800	8.2768	7.8000	7.7989
March 2003	8.2776	8.2770	7.7995	7.7987
April 2003	8.2774	8.2769	7.7998	7.7991
May 2003	8.2771	8.2768	7.7995	7.7985

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Relating to Our Business

Our cellular businesses face intense competition from China Mobile Communications Corporation, or China Mobile, China Telecommunications Corporation, or China Telecom, and China Netcom Group, or China Netcom.  Such competition may result in slower subscriber growth, lower tariffs and higher customer acquisition costs for us, which would adversely affect our results of operations, financial condition and growth prospects.

Our cellular businesses face intense competition from China Mobile.  China Mobile is the largest cellular operator in China and in our cellular service areas and has competitive advantages over us in customer base, overall network coverage and quality, financial resources, network management and technical expertise and brand recognition.  We are experiencing intense competition from China Mobile in many of our cellular service areas, and such competition may continue and further intensify.  In particular, continued price competition between China Mobile and us in many service areas has accelerated the decline of the average revenue per user per month, or ARPU, of our cellular services, and adversely affected our profitability.

In addition, our cellular services also compete with the wireless local telecommunications services of China Telecom and China Netcom, known as “Little Smart” services, that are based on their fixed line networks and primarily utilize the personal handyphone system, or PHS, technology.  They are offered as extensions of fixed line services and carry significantly lower tariffs than cellular services.  The “Little Smart” services were previously offered primarily in small- to medium-sized cities, but have been introduced in most major cities nationwide in 2003.  According to public reports, these services have attracted over 10 million users in China and their subscriber base is continuing to grow quickly.

Increased competition from the cellular services of China Mobile and the “Little Smart” services of China Telecom and China Netcom may lead to slower subscriber growth, lower usage of our services, continued price pressure and higher costs of customer acquisition, which would adversely affect our results of operations, financial condition and growth prospects.

Our new CDMA services may fail to gain broader market acceptance and achieve profitability in the near term.

We launched our CDMA services in January 2002 and introduced CDMA 1X wireless data services in March 2003.  Prior to the introduction of our CDMA services, digital cellular services in China were mostly based on the global system for mobile communications, or GSM, technology, which continues to be the dominant cellular technology in China.  CDMA cellular services compete with GSM services for cellular subscribers, who are generally more familiar with GSM technology and may be reluctant to switch to CDMA cellular services because of the need to obtain a new CDMA handset and phone number.  The initial launch of our CDMA services was significantly hindered by a lack of handset variety and supply and high handset prices.  As of March 31, 2003, the total number of our CDMA subscribers has reached 8.03 million in our service areas. Nevertheless, CDMA technology and services have yet to gain broader market acceptance in China and whether our CDMA business can achieve profitability in the near term remains uncertain.  In addition, as Unicom Group only began to construct CDMA networks in 2001, the present coverage of CDMA networks may not be as extensive in some areas as the coverage of existing GSM networks, including those of our competitor, China Mobile.  CDMA services are also perceived to have limitations in international roaming due to the lack of CDMA networks in many countries.

Whether our CDMA services can gain broader market acceptance or achieve profitability in the near term will continue to be subject to a number of uncertainties, including:

•                                          whether a sufficient quantity and variety of high-quality, attractive CDMA handsets will be available at affordable prices to meet the demand of consumers,

•                                          whether the CDMA networks have sufficient coverage to provide quality services necessary to attract our targeted customers,

•                                          whether we can timely and effectively develop and offer a variety of high-speed wireless data services that utilize the upgraded CDMA 1X network to attract our targeted customers, and

•                                          whether we can effectively promote our CDMA services and successfully execute our strategy of focusing on mid- to high-end cellular subscribers, while also serving the mass market.

As a result of these uncertainties, our CDMA cellular services may not attract cellular subscribers in sufficient numbers and of sufficient quality and the growth and profitability of such services and our overall business results of operation and financial condition, may be adversely affected.

In order to accelerate the growth of our CDMA business, we offer CDMA handset rental programs, which will increase our operating expenses and may adversely affect our profitability.

In order to accelerate the development of the CDMA business and subscriber growth during the product introduction period, we began certain CDMA handset rental programs in the second half of 2002.  Under those programs, CDMA handsets were provided to the subscribers for their use at no additional cost to them during the specified contract periods as long as such subscribers agreed to incur a minimum amount of service fees during the contract period.  If such subscribers fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets.  In addition, to secure contract performance, these subscribers were required under their contracts to (1) prepay certain non-refundable amounts of service fees or deposits, (2) maintain a bank deposit in one of several designated commercial banks to secure their minimum contract amounts, or (3)

provide a guarantor who will compensate us for any loss in the event of the subscriber’s non-performance of related contractual obligations.  The cost of the handsets provided to subscribers under these programs were deferred, to the extent recoverable, and amortized over the contract periods to match the actual or minimum contract spending amounts.  As of December 31, 2002, amortization of such costs amounted to approximately RMB 1,390 million and the carrying amount of such costs amounted to RMB 4,170 million for our wholly-owned operating subsidiary, China Unicom Corporation Limited, or CUCL.  We have started to gradually reduce the use of such programs in 2003.  These promotional programs tend to increase our operating expenses and require us to maintain an inventory of CDMA handsets with the associated inventory risk.  We have also experienced a small amount of bad debt from some CDMA subscribers under those programs due to inadequate credit control or contract enforcement. In addition, some of those subscribers may terminate our CDMA services at the end of their contract periods and increase our churn rate. As a result, although the use of these handset rental programs has accelerated the growth of our CDMA business, it may adversely affect the profitability of our CDMA business and our overall results of operations.

Our CDMA services, to some extent, may compete with and adversely affect our GSM services.

Most of our current cellular service users subscribe to cellular services based on the GSM standard.  We target our new CDMA service offerings to mid- to high-end cellular subscribers, while also serving the mass market. At the same time, our GSM cellular services have attracted mostly mid- and low-end cellular subscribers.  To the extent we cannot effectively coordinate the development of the two services, our CDMA cellular services may compete with our GSM services for subscribers.  Most of our CDMA subscribers were subscribers to the GSM cellular services of our main competitor or are new users of cellular services, but some of our CDMA subscribers were subscribers of our GSM services.  The CDMA business may also compete for our management, financial, human and other resources otherwise allocated to our GSM cellular services.  Our inability to effectively coordinate the development of our CDMA and GSM services or obtain adequate resources for both our GSM and CDMA cellular services may adversely affect the growth and profitability of these businesses and our results of operations, financial condition and growth prospects.

Our long distance, data and Internet businesses remain relatively small, and competition from China Telecom and China Netcom may adversely affect our growth and profitability in these businesses.

The Chinese government separated the fixed line incumbent China Telecom into two companies in 2002. The southern company retained the name of China Telecom and assets and businesses in 21 provinces in southern and western China.  The northern company retained assets and businesses in 10 provinces in northern China and merged with China Netcom Corporation Ltd., or CNCL, and Jitong Network Communications Company Limited, or Jitong, to form China Netcom.  China Telecom and China Netcom currently hold a dominant market position in the circuit switched long distance telephony and data services markets in China in their respective service areas.  They are also the dominant providers of Internet protocol telephony, or IP telephony, and Internet access services in China.  Together they operate the primary public switched telephone network, or PSTN, in China and provide primary local telephony services throughout China.  They also operate the largest data, Internet, broadband access and transmission networks in China.  China Telecom and China Netcom have competitive advantages over us in customer base, financial resources, network coverage and “last-mile” access, technical expertise and brand recognition.  The growth of our long distance, data and Internet businesses has been hindered by our lack of “last-mile” access and local phone number resources.  Competition from China Telecom and China Netcom may continue to adversely affect the growth and profitability of our long distance, data and Internet businesses and consequently our overall results of operations, financial condition and growth prospects.

New entrants in the telecommunications industry in China may further intensify industry competition and adversely affect our results of operations.

The Chinese government has taken various measures since the mid-1990s to encourage competition in the telecommunications industry.  For example, it authorized CNCL and Jitong to offer IP telephony, data and Internet services.  It also authorized China Railways Communications Limited, or China Railcom, to provide a broad range of fixed line telecommunications services.  The restructuring of the fixed-line incumbent China Telecom is another step taken by the government to increase competition in the telecommunications industry and has resulted in two strong nationwide competitors for us in fixed line services.  In addition, the government may grant additional telecommunications service licenses in the future, including additional licenses to provide cellular services.

After its accession to the World Trade Organization, or WTO, in December 2001, China has promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, implementing its commitments to the WTO.  Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in China to foreign operators.  When the government licenses additional telecommunications service providers in the future, licensees may include operators with foreign investment.  Foreign-invested operators entering into China’s telecommunications market may have competitive advantages over us in financial resources, network management and technical expertise.

Increased competition from new entrants in China’s telecommunications services industry could impede the growth of our businesses, further increase competition for skilled and experienced employees, result in or exacerbate price competition and increase our customer acquisition costs and other operating expenses, and thereby adversely affect our results of operations, financial condition and growth prospects.

If the Chinese government terminates or materially reduces the preferential treatment available to us in terms of pricing flexibility and the ability to offer a comprehensive range of telecommunications services, our competitiveness may be adversely affected.

We continue to enjoy some preferential treatment from the Chinese government that is intended to enhance our competitiveness and help us compete with the incumbent operators.  We are permitted to set our cellular service tariffs at levels of up to 10% below the state tariff rates and adopt circuit switched long distance tariffs that are different from the state guidance rates upon approval by the MII.  This pricing flexibility has helped us capture a significant number of cellular and long distance subscribers by allowing us to market our services at rates below those of our major competitors.  In addition, we are permitted to offer a comprehensive range of telecommunications services in China, including cellular and fixed line services, which represents another competitive advantage over the incumbent cellular and fixed line operators.  The deregulation of the telecommunications industry in China has lessened some of those competitive advantages we had.  For example, the introduction of various package service plans and other promotional programs by us and our competitors has, to some extent, reduced our ability to offer tariffs that are lower than those offered by incumbent operators or made our price advantages less obvious to subscribers compared to previous tariff schemes that were largely based on simple per-minute charges.  As we continue to increase our competitiveness and the Chinese government further deregulates the telecommunications industry, the Chinese government may reduce or terminate the preferential treatment extended to us, in which event our competitiveness may be adversely affected and our results of operations, financial condition and growth prospects may be adversely affected.

Failure or inability to continue to expand and upgrade our networks timely and effectively could hinder our growth.

The growth of our businesses depends on whether we are able to continue to expand the coverage and capacity of our networks, upgrade the technology and improve the quality of our networks in a timely and effective manner.  Rapid growth of our cellular subscribers in some of our cellular service areas had in the past resulted in our reaching or exceeding our existing network capacity, which limited our subscriber growth in those areas.  In addition, although we have built nationwide networks for our long distance, data and Internet services, the ability to attract corporate customers for those services often depends on our ability to construct metropolitan area networks and local access networks connecting these customers and their offices with our networks.  We also need to continue to improve the quality of our existing networks in order to enhance the quality of our services.  Our ability to expand and improve our networks is subject to a number of uncertainties, including our ability to achieve the following on a timely basis and on acceptable terms:

•                                          obtain adequate financing,

•                                          retain experienced management and technical personnel,

•                                          obtain relevant government permits and approvals and gain access to office towers, residential buildings and other sites for network construction,

•                                          enter into interconnection and other arrangements with other operators, and

•                                          obtain adequate network equipment and software.

Difficulties we may encounter in expanding and upgrading our networks, if not adequately resolved on a timely basis, could adversely affect our results of operations, financial condition and growth prospects.

Disruption in interconnection with networks of other operators could jeopardize our operations.

The effective provision of our cellular, long distance telephony and other services requires the interconnection between our networks and the networks of China Telecom, China Netcom, China Mobile and other operators.  In particular, we do not have direct connectivity with the premises of most of our long distance, data and Internet services customers and obtain access through the local networks of China Telecom and China Netcom.  Any disruption of existing interconnection arrangements or any significant change of their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that can seriously jeopardize our operations and adversely affect our growth and profitability.  Difficulties in the execution of new interconnection arrangements on a timely basis and on acceptable terms, including the inability to promptly establish additional interconnection links or increase interconnection bandwidths as required, could also adversely affect our operations, growth and profitability.

Unicom Group, as our controlling shareholder, can exert influence on us and cause us to make decisions that may not always be in the best interests of our other shareholders.

Unicom Group indirectly controls an aggregate of 77.47% of our issued share capital.  As our controlling shareholder, it is able to influence our major business decisions through its control of our board of directors.  The interests of Unicom Group as our controlling shareholder could conflict with the interests of the other holders of our shares and ADSs.  Most of our executive directors and executive officers also serve as directors or executive officers of Unicom Group.  In addition, our operations depend on a number of services provided by Unicom Group.  It leases to us, on an exclusive basis, capacity on the CDMA network located in our cellular service areas, provides us with access to international gateways, supplies us with SIM cards and calling cards and provides equipment procurement services to us.  In addition, Unicom

Group and we provide a number of services to each other, including interconnection and roaming services, sales agency and collection services, leasing of transmission line capacity and provision of premises.  See “Relationship with Unicom Group” under Item 7 of this annual report.  The interests of Unicom Group and our interests in these transactions may differ and Unicom Group may cause us to make decisions that conflict with the interests of our other shareholders.

The internal reorganization of Unicom Group in preparation for the A Share offering has created a two-step voting mechanism that will require the approval of the minority shareholders of both our Company and the A Share Company for significant connected transactions between us and Unicom Group.

In October 2002, Unicom Group completed an internal reorganization of its shareholding in our company and the initial public offering in China of the ordinary shares, or A Shares, of its newly established subsidiary, China United Telecommunications Corporation Limited, or A Share Company.  As part of this restructuring, a portion of Unicom Group’s indirect shareholding in our company was transferred to the A Share Company, whose business is limited to indirectly holding the equity interest of our company without any other direct business operations.  A voting mechanism was established to allow public shareholders of the A Share Company to indirectly participate in our shareholders’ meetings and a two-step voting mechanism was established for the approval of connected transactions.  See “Further Restructuring of Unicom Group and Initial Public Offering of the A Share Company in 2002” under Item 4 below.  As a result, significant connected transactions between us or our subsidiaries and Unicom Group or its subsidiaries will require the separate approval of the independent minority shareholders both of our company and of the A Share Company.  Connected transactions approved by our independent minority shareholders nevertheless cannot proceed if they are not approved by the independent minority shareholders of the A Share Company.  This adds another necessary step of approval process for those transactions.

Unicom Group operates paging businesses that may compete with our paging businesses.

Unicom Group holds a controlling interest in a nationwide paging company, Unicom Paging Limited, or Unicom Paging, which is separate from the nationwide paging business operated by our wholly owned subsidiary Guoxin Paging Corporation Ltd., or Guoxin Paging.  We integrated some of the management and operations of Guoxin Paging with those of Unicom Paging in 2001 in order to facilitate resource sharing and reduce competition between the two paging companies.  Prior to such integration, Unicom Paging has been marketing its services under the marketing name of Unicom Paging.  After the integration, Guoxin Paging and Unicom Paging jointly market their services under the marketing name of Unicom Paging and share some management and sales and marketing personnel.  Their networks and service offerings remain separate from each other and they otherwise remain separate businesses.  Unicom Paging may continue to compete with Guoxin Paging, which may adversely affect the profitability of our paging business.

Changes in telecommunications technology and technological standards may render our technologies obsolete or inadequate and require us to substantially increase capital investments to upgrade our networks and technologies.

The telecommunications industry in China and elsewhere in the world is subject to rapid and significant changes in technology and technological standards.  Such changes may render our networks and systems obsolete or inadequate.  As a result of such changes, we may need to make significant changes to existing networks and infrastructure or build new networks, which may require substantial capital expenditures.  We may need to fund such capital expenditures through external financing, which may not be available on acceptable terms or at all.  If we are unable to respond on a timely basis to rapid technological change, as a result of inability to obtain financing, unavailability of necessary equipment or technology or other difficulties, our competitive position, growth and profitability may be adversely affected.  In addition, we cannot assure you that our investment in new technologies will generate an acceptable rate of return and will not adversely affect our results of operations, financial position and growth prospects.

We expect to have significant capital expenditure requirements in the future, and our inability to fund these requirements may adversely affect our growth and profitability.

We expect to require approximately RMB 20.06 billion for capital expenditure in 2003 and otherwise may have significant liquidity needs in the future.  As of December 31, 2002, the sum of our long-term and short-term interest bearing debt exceeded the amount of our cash and cash equivalents and short-term bank deposits by RMB 33.76 billion.  See “Liquidity and Capital Resources — Capital Expenditures” under Item 5.  In the future we may be unable to obtain the necessary financing on a timely basis and on acceptable terms, and our failure to do so may adversely affect our financial position, competitive position, growth and profitability.  Our ability to obtain acceptable financing at any time may depend on a number of factors, including:

•                                          our financial condition and results of operations,

•                                          the condition of the economy and the telecommunications industry in China,

•                                          conditions in relevant financial markets in China and elsewhere in the world, and

•                                          our ability to obtain any required government approvals.

At present we rely principally on loans from banks located in China, and can make no assurances as to the continued availability of loans from such banks in the future.

Actual or perceived health risks associated with the use of mobile devices could impair our ability to retain and attract customers, reduce cellular service usage or result in litigation.

Concerns have been expressed in some countries that the electromagnetic signals emitted by wireless telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels, and interfere with the operation of electronic equipment.  In addition, cellular operators have been subject to lawsuits alleging various health consequences as a result of cellular handset usage or proximity to base stations or seeking protective or remedial measures.  While we are not aware that such health risks have been substantiated, there can be no assurance that the actual, or perceived, risks associated with the transmission of electromagnetic signals will not impair our ability to retain customers and attract new customers, reduce cellular service usage or result in litigation.

Risks Relating to the Overall Telecommunications Industry in China

New regulations or regulatory changes relating to telecommunications tariffs and other matters may adversely affect our results of operations.

The Chinese government currently regulates many aspects of the telecommunications industry in China.  Deregulation of the telecommunications industry or changes in regulations and policies and uncertainties with respect to their implementation, including any regulatory measures relating to calling-party-pays arrangements or other tariff adjustments, universal service obligations, usage fees for numbers or frequency resources or standards of interconnection settlement, could significantly affect our results of operations, financial condition and growth prospects.  For example, in 2001 the government deregulated the tariffs for IP telephony services, leading to significant tariff decline for international long distance telephony services via IP telephony.  Further, the “Little Smart” services of China Telecom and China Netcom, which were previously offered primarily in small- to medium-sized cities, have been introduced in most major cities nationwide.  If the Chinese government deregulates or reduces state tariff rates applicable to some of our services or modify other regulations of the telecommunications industry in China, our results of operations and financial condition could be adversely affected.

The cellular communications sector in China may not sustain its pace of rapid growth and the paging sector may continue to decline, which may adversely affect the growth and profitability of our business.

The telecommunications industry in China has experienced rapid growth in the last several years, especially in the cellular communications sector.  The total number of cellular subscribers in China increased from 43.2 million at the end of 1999 to 207 million by December 31, 2002, representing a compound annual growth rate of 68.6%.  Cellular penetration increased from 3.4% to 15.9% nationwide during the same period.  The rapid rate of growth in cellular subscribers may slow down as cellular penetration continues to increase in our cellular service areas.  In addition, average revenue per user per month, or ARPU, for the cellular communications market in China continued to decline.  For example, ARPU of our GSM subscribers declined from RMB 86.3 in 2001 to RMB 69.0 in 2002.

The total number of paging subscribers in China have declined since 2000.  We continue to be the dominant paging service provider in China.  The total number of our paging subscribers, however, decreased from 32.9 million at the end of 2001 to 17.7 million at the end of 2002.  Our total paging revenue in 2002 declined by 31.9% from that in 2001.

Any slow-down in the growth in China’s cellular communications sector or further decline in the paging sector may adversely affect the growth and profitability of our businesses.  In 2001 we recorded provision for impairment of assets of RMB0.63 billion in our paging business.  The write-down reflects our assessment of the difference between the carrying amount of our paging assets and the recoverable value of these assets.  Even though we did not make further provisions for the impairment loss of our paging assets in 2002, we may have to make such impairment provisions again in the future, which will adversely affect our net income.  See “Critical Accounting Policies – Impairment of Assets” under Item 5.

Risks Relating to the Macroeconomic Condition of the People’s Republic of China

Risks from the recent outbreak of severe acute respiratory syndrome in various parts of mainland China, Hong Kong and elsewhere.

Since early 2003, mainland China, Hong Kong and certain other countries, largely in Asia, have been experiencing an outbreak of a new and highly contagious form of atypical pneumonia, now known as severe acute respiratory syndrome, or SARS.  This outbreak has resulted in significant disruption to the lifestyles of the affected population and business and economic activity generally in the affected areas.  Areas in mainland China that have been affected include areas where we have substantial business and management operations.  Although the outbreak is now generally under control in China, we cannot predict at this time whether the situation may again deteriorate or the extent of its effect on our business and operations.  We cannot assure you that this outbreak, particularly if the situation worsens, will not significantly disrupt our staffing or otherwise generally disrupt our operations, result in higher operating expenses for us, severely restrict the level of economic activity generally, or otherwise adversely affect our services and usage levels of our services in affected areas, all of which may result in a material adverse effect on our business and prospects.

Fluctuations in the value of the Renminbi could adversely affect our share price and profitability.

Although the exchange rate between Renminbi and US dollars has been stable, the exchange rate of the Renminbi may become volatile against the US dollar or other currencies in the future.  Substantially all of our revenues and operating expenses are denominated in Renminbi, while a small portion of our equipment purchases and other capital expenditures are denominated in foreign currencies.  Any devaluation of the Renminbi could adversely affect the value in foreign currency terms of cash flow generated from our operations or any dividends payable on our shares and ADSs, and therefore the price of our shares and ADSs.  Any future Renminbi devaluations could also increase our equipment acquisition costs and operating expenses, thereby adversely affecting our profitability.

If the Chinese government revises the current regulations that allow a foreign investment enterprise to pay foreign exchange in current account transactions, our subsidiaries’ ability to satisfy their foreign exchange obligations and pay dividends to us in foreign currencies may be restricted.

The ability of our wholly owned operating subsidiaries, CUCL and Unicom New Century, to satisfy their foreign exchange obligations and to pay dividends to us depends on existing and future foreign exchange regulations in China.  The Renminbi is currently convertible by foreign investment enterprises in China to settle transactions under the current account, which include trade and service related foreign exchange transactions and payments of dividends and interest on foreign loans.  Renminbi currently cannot be freely converted without regulatory approval for transactions under the capital account, which include outbound foreign investment and principal payments on foreign loans.  CUCL and Unicom New Century, which hold substantially all of our assets and through which we conduct substantially all of our business, are foreign investment enterprises in China.  This status allows them to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange.  However, the relevant Chinese government authorities may in the future impose limitation on the ability of foreign investment enterprises to purchase foreign exchange to satisfy their foreign exchange obligations or to pay dividends in the future.  In that event, our subsidiaries’ ability to satisfy their foreign exchange obligations and pay dividends to us in foreign currencies may be restricted.

Uncertainties in the Chinese legal system could limit the legal protections available to us and to foreign investors.

Our wholly owned operating subsidiaries, CUCL and Unicom New Century, are organized under the laws of China and are generally subject to laws and regulations applicable to foreign investment enterprises in China.  The Chinese legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have little precedential value.  Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.  However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.  Therefore, the Chinese legal system may not afford the same legal protection available to investors in the United States or elsewhere.

Item 4.  Information on the Company

A.                                    History and Development of the Company

Industry Restructuring and Grant of New Licenses

Since 1993, the Chinese government has implemented a number of measures to restructure and introduce competition in the telecommunications industry.  Prior to June 1994, China Telecom was the sole provider of telecommunications services in China.  In June 1994, Unicom Group was established in accordance with the State Council’s approval to introduce competition in the telecommunications industry.  Since then, the Chinese government has approved Jitong and CNCL to provide IP telephony, Internet and data services.  It has also approved China Railcom to provide most telecommunications services other than cellular services.

In 1999, the State Council approved a plan to restructure the former China Telecom along four business lines: fixed line, cellular, paging and satellite communications.  As a result of the restructuring, China Telecom retained the fixed line, data and Internet businesses, while China Mobile assumed the cellular business previously operated by China Telecom.  In 2002, the Chinese government further separated China Telecom into two companies, with the southern company retaining the name of China Telecom and assets and businesses in 21 provinces in southern and western China and the northern company retaining assets and businesses in 10 provinces in northern China and merging with CNCL and Jitong to form China Netcom.  As a result of the Chinese government’s efforts to introduce competition in the telecommunications industry, there is currently more than one service provider in most of the sectors within the telecommunications industry.

History of Unicom Group

As part of its efforts to introduce orderly competition to the telecommunications sector in China, the State Council approved the establishment of Unicom Group in December 1993 and authorized it to build and operate cellular networks and local and long distance networks.  Unicom Group first developed a nationwide cellular network using GSM technology and a nationwide long distance telephony network.

In May 1997, the State Council granted approval to Unicom Group to provide data services.  The MII licensed Unicom Group to begin to provide Internet services in July 1999 and IP telephony services on a trial basis in 12 cities in April 1999 and on a nationwide basis in March 2000.  Unicom Group also offers local telephony services in the municipalities of Chengdu, Chongqing and Tianjin.  It offers satellite transmission services through its subsidiary, China United Telecommunications Satellite Communication Co. Ltd., or Unisat.

In July 1999, in accordance with a State Council resolution, the MII and the Ministry of Finance approved the transfer of all of China Telecom’s 99.67% ownership interest in Guoxin Paging to Unicom Group.  Guoxin Paging operated nationwide and regional paging networks.  Unicom Group also developed a nationwide paging business through its subsidiary Unicom Paging.

China-China-Foreign Arrangements of Unicom Group

Following its formation, Unicom Group commenced cooperation with foreign companies to develop its nationwide cellular network.  A financing structure widely known as China-China-foreign, or CCF, arrangements, was developed and used by Unicom Group and its foreign partners.  Under a typical CCF structure, the foreign partner first established a joint venture with a Chinese enterprise.  The joint venture then provided financing and technical support to a project of Unicom Group through a project cooperation contract.  In return, the joint venture obtained the right to receive a percentage of the cash flow generated by the project for a fixed number of years.  Altogether, Unicom Group adopted this CCF structure for more than 40 projects in a number of provinces and municipalities.

In August 1999, the MII officially announced that the CCF structure had contravened existing Chinese government policies and regulations and required that all CCF cooperation contracts be rectified and terminated.  All CCF contracts related to GSM cellular networks in our service areas have been terminated.

As part of the termination of CCF contracts by Unicom Group, other parties to the CCF contracts received cash payments in an amount representing their original funding plus an agreed amount of compensation.  In addition, we granted some of these parties or their designees warrants to purchase our shares.  The aggregate number of shares issuable upon exercise of these warrants was approximately 313 million shares.  The exercise period for all warrants terminated on June 22, 2001 and none was exercised prior to termination of the exercise period.

The Restructuring of Unicom Group and Our Initial Public Offering in 2000

We are a company limited by shares incorporated under the Companies Ordinance of Hong Kong on February 8, 2000.  Our registered office is at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (telephone number: 852-2126-2018).  Our principal executive offices are located at No. 133A, Xidan North Street, Xicheng District, Beijing 100032, China (telephone number:  8610-6650-5588).

Under a reorganization agreement, dated April 21, 2000, between Unicom Group and CUCL, Unicom Group transferred to CUCL all of its assets, rights and liabilities in connection with the following telecommunications businesses:

•                                          its cellular businesses in 12 provinces and municipalities, including Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Hebei, Hubei and Anhui provinces and Beijing, Shanghai and Tianjin municipalities,

•                                          its 99.67% shareholding interest in Guoxin,

•                                          its nationwide long distance telephony business, including its IP telephony business, and

•                                          its nationwide data and Internet businesses.

Under an equity transfer agreement, dated April 21, 2000, among us, Unicom Group, China Unicom (Hong Kong) Group Limited and China Unicom (BVI) Limited, or Unicom BVI, Unicom Group transferred to us its 100% equity interest in CUCL, which became our wholly owned operating subsidiary in China.  In return, we issued 9,725 million shares to Unicom BVI, then an indirect wholly-owned subsidiary of Unicom Group.

We subsequently purchased the remaining 0.33% interest in Guoxin from its minority shareholders, raising our ownership interest in Guoxin to 100%.

In June 2000, we successfully completed our initial public offering of shares, or IPO, raising approximately US$5.65 billion.  Upon completion of our IPO, our shares became listed and traded on the Hong Kong Stock Exchange and ADSs representing our shares became listed and traded on the New York Stock Exchange.

Further Restructuring of Unicom Group and Initial Public Offering of the A Share Company in 2002

After our IPO, Unicom BVI, which was a wholly-owned subsidiary of China Unicom (Hong Kong) Group Limited, or Unicom HK, a wholly-owned subsidiary of Unicom Group, directly held 77.47% of our outstanding shares.  In October 2002, Unicom Group completed an internal restructuring of its shareholding in our company.  Unicom HK transferred the total issued capital of Unicom BVI held by it to Unicom Group and Unicom BVI became a direct wholly-owned subsidiary of Unicom Group.   Unicom Group then transferred 51% of its equity interest in Unicom BVI to the A Share Company, a newly established holding company and subsidiary of Unicom Group.  The A Share Company’s business is limited to indirectly holding the equity interest of our company without any other direct business operations.

Following the restructuring, Unicom Group successfully completed the IPO of the A Shares of the A Share Company in mainland China and the listing of the A Shares on the Shanghai Stock Exchange.  After the IPO of the A Share Company, the A Share Company transferred all of its net offering proceeds to Unicom Group in return for an additional 22.84% equity interest in Unicom BVI.  Unicom Group currently holds a 74.62% equity interest in the A Share Company.  The A Share Company in turn holds 73.84% of the total equity interest in Unicom BVI, with the remaining 26.16% held directly by Unicom Group.  Unicom BVI continues to hold 77.47% of our outstanding shares and Unicom Group remains our ultimate controlling shareholder.  See also “Restructuring and Acquisition of Unicom New Century” below for the current shareholding structure of our company.

In accordance with the articles of association of the A Share Company and Unicom BVI, before Unicom BVI votes on a certain proposal at our shareholders’ meeting, the A Share Company must first convene its shareholders’ meeting to consider the same proposal and has the right to direct Unicom BVI to vote the shares in our company indirectly held by the A Share Company through Unicom BVI.  Unicom Group can similarly direct the voting in respect of its direct equity interest in Unicom BVI.  This mechanism for voting is designed to allow public shareholders of the A Share Company to indirectly participate in our shareholders’ meeting.

The voting mechanism described above, however, will not apply to the approval process for any connected transactions between us or our subsidiaries and Unicom Group or its subsidiaries, on which Unicom BVI will not be permitted to vote under the Listing Rules of the Hong Kong Stock Exchange.  Instead, our significant connected transactions would require the separate approvals of the public shareholders both of our company and of the A Share Company.  According to the two-step voting arrangements we and the A Share Company have established, each connected transaction between us or our subsidiaries and Unicom Group or its subsidiaries will consist of an initial agreement and a further agreement.  The initial agreement would be entered into by Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) and the A Share Company or Unicom BVI.  This agreement would contain the following terms:

•                                          the closing of the initial agreement would be subject to the (i) successful transfer of all rights and obligations of the A Share Company or Unicom BVI under the initial agreement to us or our subsidiaries, and (ii) the approval of the further agreement by our independent shareholders, and

•                                          Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) would agree and acknowledge that all rights and obligations under the initial agreement can be transferred to us or our subsidiaries without any further consent requirements.

The initial agreement will constitute a connected transaction of the A Share Company and, if certain thresholds are met, will require the approval of the minority shareholders of the A Share Company under the rules of the Shanghai Stock Exchange.  The further agreement would be entered into by the A Share Company or Unicom BVI and us or our subsidiaries, and would provide for the transfer of all rights and obligations of the A Share Company or Unicom BVI under the initial agreement to us or our subsidiaries.  The further agreement will constitute a connected transaction of our company and, if certain thresholds are met, will require the approval of our minority shareholders under the listing rules of the Hong Kong Stock Exchange.  This two-step structure will be used in all future connected transactions between us and Unicom Group and will effectively require the separate approvals of the minority shareholders both of our company and of the A Share Company for such connected transactions.

Restructuring and Acquisition of Unicom New Century

On December 31, 2002, we successfully completed the acquisition from Unicom Group of Unicom New Century, which holds cellular telecommunications businesses (including GSM assets and businesses and CDMA businesses) in nine provinces, autonomous regions and municipalities in China, including Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan provinces, Guangxi Zhuang Autonomous Region, Xinjiang Uygur Autonomous Region and Chongqing municipality.  The total purchase price was HK$4,523,181,304 (approximately RMB4.8 billion), payable in cash.  The transaction was approved in accordance with the two-step approach outlined above.  It was completed on December 31, 2002.  The acquired businesses are held through Unicom New Century.

Set forth below is our shareholding structure and principal operating subsidiaries after the completion of the acquisition.

Our Relationship with Unicom Group

Unicom Group continues to own and manage the international gateways that provide international connections to our long distance network.  Unicom Group also continues to operate the following telecommunications networks:

•                                          its cellular networks in the remaining nine provinces that are outside of our current cellular service areas,

•                                          its local telephony networks in Chengdu, Chongqing and Tianjin municipalities,

•                                          the satellite transmission networks operated through Unisat, and

•                                          the paging networks operated through Unicom Paging.

Unicom Group holds the licenses required for our telecommunications businesses and we derive our rights to operate our businesses from our status as a majority owned subsidiary of Unicom Group.  Under the respective reorganization agreements entered into by CUCL and Unicom New Century with Unicom Group referred to above, Unicom Group undertook to hold and maintain all licenses received from the MII in connection with our businesses solely for our benefit during the term of the licenses and at no cost to us.  In addition, Unicom Group undertook to take all actions necessary to obtain and maintain for our benefit such governmental licenses or approvals as we shall require to continue to operate our businesses.  Unicom Group also agreed not to engage in any business which competes with our businesses except for the then-existing competing businesses of Unicom Group and to grant us a right of first refusal in relation to any government authorization, license or permit, or other business opportunity to develop any new telecommunications technology, product or service.  Finally, Unicom Group also gave us an undertaking not to seek an overseas listing for any of its businesses or the businesses of its subsidiaries in which we are engaged or may engage in the future, except through us.

In connection with the restructuring of Unicom Group and the acquisition of Unicom New Century, we entered into a number of agreements with Unicom Group pursuant to the two-step process described in “Further Restructuring of Unicom Group and the Initial Public Offering of A Shares” above.  These include arrangements for interconnection and roaming services between the telecommunications networks owned by us and Unicom Group and for the provision or sharing of telecommunications and ancillary services and facilities between us and Unicom Group.  Unicom Group also retains its interests in its other subsidiaries that provide ancillary services to us, including the procurement of telecommunications equipment and the supply of SIM cards and calling cards.  See “Related Party Transactions” under Item 7.

Unicom Group has constructed new nationwide cellular networks based on CDMA technology. The first phase of the construction was completed at the end of 2001.   We have entered into lease agreements with Unicom Group to lease a portion of the network capacity and started to offer CDMA cellular services on an exclusive basis in our cellular service areas in early 2002.  In March 2003, Unicom Group substantially completed the second phase of the CDMA network construction, which included the upgrade of the network to CDMA 1X technology.  Wireless data services that utilize CDMA 1X technology have been introduced on a trial basis in all major cities in our service areas.  Unicom Group operates its CDMA networks outside of our cellular service areas.  We also have an option to acquire the CDMA networks from Unicom Group.

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous three years and those planned for 2003.  We have not undertaken any significant divestitures.

B.                                    Business Overview

General

We are an integrated telecommunications operator in China, offering a wide range of telecommunications services, including cellular, international and domestic long distance, data, Internet and paging services.

Prior to the acquisition of Unicom New Century on December 31, 2002, we offered cellular communications services based on both GSM and CDMA technologies in 12 provinces in China through our wholly-owned operating subsidiary CUCL.  After the acquisition, our cellular service area encompassed a total of 21 provinces.   See “A.  History and Development of the Company – Restructuring and Acquisition of Unicom New Century” above and “B.  Business Overview – Cellular Services – Cellular Services of Unicom New Century and of the Combined Group” below under this Item 4.

We had a total of 38.62 million GSM cellular subscribers in the cellular service areas of CUCL at the end of 2002, representing a 42.9% increase from 27.03 million subscribers at the end of 2001.  We are one of the two cellular service providers in our cellular service areas.  During 2002, we increased our market share from 28.5% to 32.6% in the cellular service areas of CUCL, attracting approximately 43.6% of net subscriber additions in those service areas.  Our GSM cellular business is our largest business, having contributed 69.3% of our total operating revenue in the year ended December 31, 2002.  We began to offer CDMA services in January 2002 and had approximately 4.49 million subscribers in the cellular service areas of CUCL as of December 31, 2002.

We provide traditional circuit switched and IP telephony international and domestic long distance, data and Internet services nationwide in China.  All of these services were launched in 2000, with the exception of our IP telephony long distance service, which was launched in 1999.  These businesses currently represent a relatively small, but growing, portion of our overall business.  Our long distance, data and Internet businesses contributed 13.7% of our total operating revenue in 2002, compared to 11.3% in 2001.  Outgoing circuit switched and IP telephony long distance calls totaled 6.37 billion and 6.88 billion minutes, respectively, in 2002, compared to 2.72 billion and 3.69 billion minutes, respectively, in 2001. Our market share increased from approximately 7.7% in 2001 to 11.6% in terms of total outgoing long distance call minutes in 2002.  Our incoming international long distance calls (including incoming calls from Hong Kong, Macau and Taiwan) totaled 1.47 billion minutes in 2002.

Our data and Internet business expanded rapidly in 2002.  Total leased bandwidth of our data services increased from 826x2 Mbps in 2001 to 1466x2 Mbps in 2002, and our Internet subscribers reached 7.29 million.  We are the largest paging operator in China with 17.68 million paging subscribers at the end of 2002.

Our fiber optic transmission network continued to expand in 2002.  As of December 31, 2002, the total cable length of our transmission network reached 486,000 km, including 110,000 km for our backbone transmission network, representing an increase of 46% and 41%, respectively, from the end of 2001.

Recent Developments

As of March 31, 2003, the total number of our GSM subscribers in all of our cellular service areas, including those of CUCL and Unicom New Century, has increased to 56.88 million, including 30.85 million post-paid subscribers and 26.03 million pre-paid subscribers.  As of March 31, 2003, we also had a total of 8.03 million subscribers to our CDMA services.  Average MOU for GSM services in the combined service areas of CUCL and Unicom New Century were 164.0 minutes for the three months ended March 31, 2003.  Average MOU for CDMA services in the combined service areas of CUCL and Unicom New Century were 348.3 minutes for the three months ended May 31, 2003.  ARPU for GSM services in the combined service areas of CUCL and Unicom New Century was RMB 60.6 for the three months ended March 31, 2003.  ARPU for CDMA services in the combined service areas of CUCL and Unicom New Century was RMB 157.9 for the three months ended March 31, 2003.

For the three months ended March 31, 2003, outgoing circuit switched long distance calls totaled 15.76 billion minutes, including 15.43 billion minutes of domestic long distance calls and 0.32 billion minutes of international long distance calls (including calls to Hong Kong, Macau and Taiwan).  Outgoing IP telephony long distance calls totaled 23.93 billion minutes for the first three months of 2003, including 23.54 billion minutes of domestic long distance calls and 0.39 billion minutes of international long distance calls (including calls to Hong Kong, Macau and Taiwan).

As of March 31, 2003, our Internet subscribers reached 8.05 million, and the total number of our paging subscribers declined to 15.25 million.

Cellular Services

Our cellular business is our largest business, with our GSM and CDMA businesses together having contributed 78.3% of our total operating revenue in 2002.  Prior to the acquisition of Unicom New Century, we offered cellular services in Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei and Hubei provinces and Beijing, Shanghai and Tianjin municipalities.  These cellular service areas cover most of the coastal areas in China.  They hosted approximately 64.0% of China’s total cellular subscriber population at the end of 2002 and are economically more developed and generally more prosperous than other areas in China.  After the acquisition of Unicom New Century, effective on December 31, 2002, our cellular service areas expanded to include Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan provinces, Guangxi Zhuang and Xinjiang Uygur Autonomous Regions, and Chongqing municipality.  These areas hosted approximately 23.3% of China’s total cellular subscriber population at the end of 2002.  See “A. History and Development of the Company – Restructuring and Acquisition of Unicom New Century” above and “B. Business Overview – Cellular Services – Cellular Services of Unicom New Century and of the Combined Group” below under this Item 4.

We offer both GSM and CDMA cellular services.  We began to offer GSM cellular services in 1995 and currently most of our existing cellular users subscribe to our GSM cellular services.  Beginning in January 2002, we began to offer CDMA cellular services.  After a trial period of three months, we launched our CDMA services in April 2002.  In March 2003, we introduced wireless data services that utilize CDMA 1X technology on a trial basis in selected provincial capitals and major cities.  We have positioned our CDMA services as high quality, premium services that target mid- to high-end cellular subscribers, while also servicing mid- to low-end subscribers.  Our GSM services target mid- to low-end subscribers.  We also offer GSM international roaming services in conjunction with 118 operators in 67 countries and regions and CDMA international roaming services in conjunction with seven operators in seven countries and regions.

We also offer a number of other value-added services to our cellular subscribers, including caller identification, call waiting, call forwarding and voice mail services.  We are also developing cellular virtual private network services, known as cellular VPN services.

GSM Cellular Services

We centrally plan and oversee our provincial GSM cellular businesses, which are operated by provincial branches of our operating subsidiaries, CUCL and, after the acquisition, Unicom New Century.  We centrally manage the key aspects of network construction such as network planning and design and selection of major equipment.  We also centrally devise the overall business strategies to be carried out by the provincial operating branches.

We have significantly expanded the coverage and capacity of our GSM networks, and enhanced the quality of our networks through optimization and improved network management. Our GSM cellular networks reach all cities, county centers, major highways and railways in our cellular service areas.  We continue to selectively deploy GSM systems that operate in the 1800 MHz frequency band in high-density population centers to supplement our GSM networks operating in the 900 MHz frequency band.  In addition, we continue to focus on optimizing our existing networks, increasing indoor coverage and improving network management.

Post-paid Services and Pre-paid Services

We offer two main categories of GSM cellular services:  post-paid and pre-paid services that target different consumer segments.  We began to offer pre-paid services in 1999.  Generally, we promote our pre-paid services to migrant population and temporary residents as well as low-end subscribers and target our post-paid services at long-term residents and mid-end subscribers in our cellular service areas.

To subscribe for our post-paid services, a customer generally needs to produce proof of local residency or a guarantee from a local resident and sign a service contract.  A post-paid subscriber pays a monthly fee and per-minute usage and roaming charges.  In many of our cellular service areas, we require most post-paid subscribers to pay a deposit directly to us or to give a direct debit authorization to one of the commercial banks that collect service charges for us.

To subscribe for our pre-paid services, a customer simply purchases a SIM card with a pre-paid amount of service charges.  The customer can add to the pre-paid balance by purchasing recharge cards.  A customer of pre-paid services does not need to register with us.  Pre-paid services are therefore more suitable than post-paid services for migrant population and temporary residents in a cellular service area.  In addition, pre-paid services do not have monthly fees, but carry higher per-minute usage and roaming charges.  This fee structure is generally more attractive to lower-usage subscribers.

We and Unicom Group provide pre-paid services under the service brand of “Ru Yi Tong”.  These services are generally supported by intelligent networks built by Unicom Group and us.  The intelligent networks enable us to offer nationwide roaming services and monitor in real time the account balance of pre-paid subscribers.  We also offer pre-paid services in some service areas that are based on the local billing systems and use local service brands.

Subscribers and Usage

The following table sets forth selected historical information about our GSM cellular operations and our subscriber base for the periods indicated.

	CUCL only, as of or for the year ended December 31,			Unicom New Century only, as of or for the year ended December 31,	CUCL and Unicom New Century, as of or for the three months ended March 31,
	2000	2001	2002	2002	2003
Number of subscribers (in thousands)	12,772	27,033	38,623	14,843	56,879
Post-paid	10,601	16,489	18,679	11,040	30,846
Pre-paid	2,171	10,544	19,944	3,802	26,033
Estimated market share in our service areas (1)	22.7%	28.5%	32.6%	—	—
Average churn rate (2)	9.5%	16.3%	14.6%	17.9%	—
Average minutes of usage per subscriber per month (3)	179.5	161.2	155.8	191.4	164.0
Average revenue per subscriber per month (in RMB) (4)	124.3	86.3	69.0	67.1	60.6

(1)                    Market share in a given area is determined by dividing the number of our GSM subscribers in the area by the total number of cellular subscribers in the area.  Source:  Ministry of Information Industry.

(2)                    Average churn rate is the rate of subscriber disconnections from our GSM cellular network, which we have determined by dividing the sum of voluntary and involuntary deactivations during the period by the average of the number of our GSM subscribers during the period.

(3)                    Average minutes of usage per subscriber per month is calculated by dividing the total minutes of usage during the period by the average of the number of our GSM subscribers during the period, and dividing the result by the number of months in the relevant period.

(4)                    Average revenue per subscriber per month, or ARPU, is calculated by dividing the sum of GSM cellular services revenue during the relevant period by the average of the number of our GSM subscribers during the period, and dividing the result by the number of months in the period.

Subscriber Increase:  Our subscriber count continued to grow rapidly.  As of December 31, 2002, the total number of subscribers in the cellular service areas of CUCL increased to 38.62 million, including 18.68 million post-paid subscribers and 19.94 million pre-paid subscribers.  Our share of the cellular market in terms of total cellular subscribers in the cellular service areas of CUCL grew from 7.1% as of the end of 1998 to 32.6% as of December 31, 2002.  We attracted 43.6% of the net cellular subscriber additions in those service areas during 2002.  We believe that this growth was attributable to a number of factors, including:

•                                          continued growth of the Chinese cellular telecommunications market, driven by economic growth and reduction in the cost of cellular handsets and services,

•                                          continued improvement in the quality and coverage of our GSM networks and services,

•                                          increased brand awareness,

•                                          flexible and effective marketing, sales and distribution,

•                                          competitive pricing of our services, and

•                                          improved customer care and service and our continuing focus on customer service.

Pre-paid Subscribers:  The rate of increase in our pre-paid subscribers continues to exceed the rate of increase in our post-paid subscribers.  As of December 31, 2002, we had 19.94 million pre-paid subscribers in the cellular service areas of CUCL, representing 51.6% of our total subscriber base, up from 39.0% at the end of 2001.  Pre-paid subscribers represented 81.1% of our net subscriber additions in the cellular service areas of CUCL during 2002.

MOU and ARPU:  Our total minutes of usage, or MOU, and average revenue per subscriber per month, or ARPU, were 61.85 billion minutes and RMB69.0, respectively, in 2002.  Our average MOU per subscriber per month, or average MOU, and ARPU continued to decline in 2002 as the cellular penetration in our cellular service areas increased.  The decline in ARPU was attributable to an increased percentage of pre-paid subscribers who generally have lower ARPUs, the decline in MOU, and intensified market competition and regional promotional activities that led to a decline in effective tariffs.  Our pre-paid subscribers in general have lower MOUs and ARPUs compared to our post-paid subscribers.  For the year ended December 31, 2002, the average MOU and ARPU were 92.3 minutes and RMB54.1, respectively, for our pre-paid subscribers, compared to 212.0 minutes and RMB82.2, respectively, for our post-paid subscribers.

Churn Rate:  For the year ended December 31, 2002, our churn rate decreased from 16.3% in 2001 to 14.6%.  Our calculation of churn rate reflects those subscribers who switch to services of other operators and those whose services we disconnect as a result of account inactivity or payment delinquency.  It also reflected those who switch between our post-paid and pre-paid services except for, in the case of 2002, those we were able to identify as having switched to one of our other services (including our CDMA services).

The Chinese government eliminated connection fees in 2001 and, as competition continues to intensify, our churn rate from subscribers voluntarily discontinuing our services may increase in the future.  The churn rate for our pre-paid services is generally higher than that for our post-paid services because of the migrant and temporary nature of most pre-paid subscribers.  It is also difficult for us to develop and maintain customer relationships with pre-paid subscribers from whom we do not require registration.

Payment Delinquency:  We believe payment delinquency in general is not a serious problem for post-paid services in most of our cellular service areas, though delinquency may increase with increased cellular penetration and addition of more lower-end users.  As of December 31, 2002, the delinquency ratio for GSM cellular services in the cellular service areas of CUCL, calculated as the amount of provision for doubtful debt divided by revenue from GSM cellular services, is 2.9%, compared to 2.5% at the end of 2001.  In some of our cellular service areas we require our post-paid subscribers to deposit service charges and maintain a certain level of account balances with us or with commercial banks that collect service fees for us.  We classify the creditworthiness of our subscribers into various levels and have adopted other credit control measures.  We also closely manage payment delinquencies through confirmation of customer address and other registration information, advance notification of inadequate deposits, close monitoring of call patterns and account balances and prompt termination of services.

Tariffs

Generally we charge our post-paid cellular subscribers the following categories of tariffs:  basic monthly fees, usage charges for both incoming and outgoing calls, roaming charges, long-distance call charges and charges for value-added services.  Pre-paid subscribers do not pay monthly fees but pay higher per-minute usage and roaming charges.

The cellular tariffs are subject to regulation by various government authorities, including the MII, the State Development and Reform Commission and provincial price regulatory authorities.  The following table summarizes the present state guidance tariff rates for post-paid and pre-paid cellular services:

	Post-paid Services	Pre-paid Services
	RMB	RMB
Basic monthly fee	50	0
Basic usage charge (per minute)	0.4	0.6
Domestic roaming charge (per minute)	0.6	0.8

Source:  MII.

Intense competition in some cellular service areas has resulted in tariff discounts and service promotions offered by both us and our main competitor from time to time, which may lower effective tariffs.  These discounts and promotions have taken many forms, including promotional tariff rates, free call minutes, off-peak discounts or discounts for high-usage subscribers and package service plans with fixed monthly fees.  See “Risks Relating to the Telecommunications Industry in China – New regulations or regulatory changes relating to telecommunications tariffs and other matters may adversely affect our results of operations” under Item 3.

We have introduced a number of package service plans in several cellular service areas.  Under these plans, subscribers pay a fixed monthly fee for a specified number of call minutes.  The plans vary in the level of the fixed monthly fee, the number of specified call minutes and the tariff rates for call minutes in excess of the specified call minutes.  The terms of these plans also vary depending on the local markets and generally offer some price discounts to similar plans of our main competitor.  We have also introduced in selected cities promotional plans for certain qualified subscribers, which allow such subscribers to receive incoming calls without incurring per-minute usage charges in exchange for a fixed monthly fee.

In 1997, the Chinese government granted us preferential treatment by allowing us to reduce our tariffs by up to 10% below the state guidance tariff rates.  In the past, this preferential treatment has helped us capture a significant number of cellular subscribers by allowing us to market our cellular services at discounted rates.  As we and our competitor, China Mobile, introduced various package service plans and other promotional programs, the tariff structure has become more complex.  While we continue to maintain tariff levels that are generally lower than those of our main competitor, the more complex tariff structure has, to some extent, made our price advantages less obvious to subscribers compared to previous tariff schemes that were largely based on simple per-minute charges.

CDMA Cellular Services

Our controlling shareholder, Unicom Group, currently has the exclusive license to offer CDMA cellular services in China.  It has constructed CDMA networks nationwide.  It completed construction of the initial phase of its CDMA network at the end of 2001.  We, including Unicom New Century, have leased capacity on the network and operate the CDMA network in our cellular service areas.  After a trial period of three months, we formally launched our CDMA services in April 2002 that target mid- to high-end cellular subscribers.  In March 2003, Unicom Group substantially completed the second phase of the CDMA network construction, which included the upgrade of the network to CDMA 1X technology.  Wireless data services that utilize CDMA 1X technology have been introduced on a trial basis in provincial capitals and major cities.

Unicom Group’s Construction of CDMA Networks

In May 2001, through its subsidiary Unicom Horizon Mobile Telecommunications Co. Ltd., or Unicom Horizon, Unicom Group awarded supply contracts to a number of foreign and domestic equipment suppliers, and began to build CDMA networks nationwide.  The networks are expected to be expanded in phases.  The number and size of each phase will depend upon actual and forecast CDMA subscriber growth and anticipated capacity requirements.  In the first phase of the construction, which was completed by the end of 2001, the networks achieved a nationwide coverage of approximately 330 cities in China, with a total capacity of 15.81 million subscribers.  The portion of this network within the cellular service areas of CUCL and Unicom New Century has a total capacity of approximately 9.80 million subscribers and 3.74 million subscribers, respectively.

Through a competitive bidding process, Unicom Group was able to obtain highly attractive terms for its CDMA equipment supply contracts.  The construction of the first phase of its CDMA networks utilized to a significant extent the existing GSM infrastructure, such as base stations, switching centers and transmission capacity.

In March 2003, Unicom Group substantially completed the second phase of the CDMA network construction, which included the upgrade of the network to CDMA 1X technology.  The second phase of the construction also added capacity for 20.03 million additional subscribers, bringing the total capacity of the nationwide CDMA networks to approximately 35.84 million subscribers.  The portion of the CDMA networks within the combined cellular service areas of CUCL and Unicom New Century has a capacity of approximately 30.22 million subscribers.  In addition, the second phase of the construction focused on improving the depth of network coverage, by deepening coverage to the level of almost all of the county-level towns and cities and increasing indoor coverage.

Our Lease of CDMA Networks from Unicom Group

Our wholly owned operating subsidiary, CUCL, entered into a lease agreement with Unicom Group and its subsidiary Unicom Horizon, dated November 22, 2001, which sets forth the principal terms of the network capacity leasing arrangement between us and Unicom Group.  Our newly-acquired subsidiary, Unicom New Century, has also entered into a lease agreement with Unicom Group and Unicom Horizon on similar terms and conditions.  We lease network capacity from Unicom Group and operate these CDMA networks in our cellular service areas on an exclusive basis and receive all revenue generated from the operation.  We may terminate the lease arrangement upon giving at least six months’ prior notice to Unicom Group.

The term of both leases is for an initial period of one year, commencing in January 2002, and may be renewed for further one-year terms at our option.  We leased network capacity in our cellular service areas on a quarterly basis during the first year and, thereafter, will lease network capacity on an annual basis, with the ability to request different lease capacity for each such quarterly or annual leasing period.  We have leased capacity for 10 million and 4 million subscribers in the cellular service areas of CUCL and Unicom New Century, respectively, for the first half of 2003.

Under these leasing arrangements, we are required to make quarterly lease payments to Unicom Group for the actual amount of network capacity we lease.  The lease fee is charged on a per line basis and determined so as to enable Unicom Group to recover its total investment in constructing the network in seven years, if the full network capacity is leased, together with a rate of return on its investment of 8%.  To the extent that we have not leased or do not lease in the future the full capacity of the CDMA network in the particular period, we do not have to compensate Unicom Group for unused capacities not leased by us.  The quarterly lease fee for the first phase of the CDMA networks in the cellular service areas of CUCL was RMB 56.4 per subscriber line leased in 2002.  The quarterly lease fee for the second phase of the CDMA network in the combined cellular service areas of CUCL and Unicom New Century is RMB 56.4 per subscriber line leased, subject to our final verification of the network construction cost of Unicom Group.  Once determined, the pre-line lease fee is fixed throughout the lease period.

In addition to leasing network capacity, we will also have the option, exercisable at any time during the lease period and for an additional year thereafter, but not later than seven years following the commencement of the lease, to purchase the CDMA network in our cellular service areas.  The acquisition price will be negotiated between Unicom Group and us.  It will be based on the determination of an independent asset appraiser in accordance with applicable PRC laws and regulations and take into account the then prevailing market conditions and other factors.  However, the purchase price will not exceed an amount which will, taking into account all lease fee payments made by us to Unicom Horizon and lease fee discounts as a result of delay of delivery, enable Unicom Horizon to recover its total network construction costs, together with an internal rate of return of 8%.  The exercise of the purchase option will be subject to the relevant provisions of the listing rules of the Hong Kong Stock Exchange governing connected transactions, including approvals of our minority shareholders.  Also see “Related Party Transactions — Leasing of CDMA Network Capacity” under Item 7.

Services

The CDMA services we offer in our cellular service areas include basic voice, wireless data and value added services such as call forwarding and voicemail, caller identity display and SMS services.  In addition to post-paid CDMA services, we have launched on a trial basis pre-paid CDMA services in selected areas in May 2003.  We have started trial operations of CDMA 1X networks in all of the major cities in our cellular service areas.  We offer CDMA 1X wireless data services under a uniform service brand of “U-Max.”

Subscriber Base

As of December 31, 2002, our total CDMA subscriber base in the cellular service areas of CUCL reached 4.49 million.  We believe the rapid growth in our CDMA subscriber base was primarily attributable to:

•                                          the advantages of the CDMA technology, including the lower radio transmitting power of CDMA handsets as compared to GSM handsets, better voice quality and enhanced security,

•                                          increased brand awareness, and

•                                          our proactive promotions and marketing efforts.

MOU, ARPU and Churn Rate

In 2002, MOU and ARPU for our CDMA services were 5.90 billion minutes and RMB 172.3, respectively.  Average MOU for our CDMA services was 315.5 minutes, 48.8% higher than the average MOU of 212.0 minutes for GSM post-paid services, while our CDMA ARPU was 109.6% higher than the ARPU of RMB 82.2 for our post-paid GSM subscribers.

The churn rate for our CDMA services was 0.96% in 2002, significantly lower than the 14.6% churn rate for our GSM services, primarily because our CDMA services were introduced in 2002 and subscribers who took advantage of our handset rental programs were still within their contract period and required to incur certain minimum expenditures each month.  Loss of CDMA subscribers was primarily attributable to the termination of services by subscribers of the Great Wall network, which was a trial CDMA network formerly operated by China Telecom and the Chinese army and transferred to us by the government.

Tariffs and Promotion

The tariff rates for our CDMA services are generally the state guidance rates for cellular services without the 10% discount we are permitted to adopt for GSM services.  However, we have adopted other promotional programs.

The initial launch of our CDMA services was significantly hindered by a lack of handset variety and supply and high handset prices, partly due to inadequate commitment from CDMA handset suppliers.  In order to secure a greater commitment from those suppliers, we and Unicom Group purchased CDMA handsets from several suppliers through Unicom Guomai Communications Co., Ltd., or Guomai, a company listed on the Shanghai Stock Exchange and our 58.88% indirectly-owned subsidiary.  See “Related Party Transactions — Other Related Party Transactions” under Item 7.  In addition, to accelerate the growth in our CDMA subscriber base, we began offering special handset promotional packages in the second half of 2002. Under these handset promotional packages, CDMA mobile handsets were given to certain CDMA subscribers for their use at no additional cost during specified contract periods, ranging from 6 months to 2 years. In return, subscribers were required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts, they will not need to repay the remaining costs of the CDMA handsets. To secure contract performance, these subscribers were also required to (1) prepay certain non-refundable amounts of service fees or deposits, (2) maintain a bank deposit in designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate us for any loss in the event of the subscribers’ non-performance of contract obligations.

Although the cost of handset promotional packages remained high in the beginning of 2003, such cost declined from the amount incurred in 2002.  We plan to further reduce the use of handset promotional packages in the remainder of 2003 and substitute them with alternative promotional programs.  We also continue to expand the distribution network for our CDMA services.

See “Risk Factors — Risks Relating to Our Business — Our new CDMA services may fail to gain broader market acceptance and achieve profitability in the near term under Item 3.

Wireless Data Services

We began to offer SMS services in 2000.  SMS volume has been increasing rapidly.  A total number of 6.8 billion short messages were transmitted by GSM subscribers and 0.38 billion short messages by our CDMA subscribers (including 0.15 billion short messages in the month of December 2002 alone) in the cellular service areas of CUCL in 2002.  We continue to promote the use of SMS as a convenient and cost effective method of business and personal communication.  We have interconnected the SMS platform of our GSM network with the SMS platforms of our CDMA network and China Mobile’s GSM network.

On August 1, 2001, Unicom Group and we launched our nationwide GSM wireless data services under the service brand of “Uni-Info”.  The Uni-Info services are presently based on a nationwide wireless information services platform.  Uni-Info offers a variety of services in the categories of games, downloads and other entertainment services, information and notification services, personal information management and transactions services.  We and Unicom Group cooperate with a number of national and regional content providers that supply our subscribers with Uni-Info services.  We have designed a fee structure under which we earn transmission fees from the use of our services and generally retain a certain percentage of application fees charged by content providers that we collect for them.  In most cellular service areas, we charge the sender a transmission fee of RMB 0.10 for each message sent and there is no charge for receiving messages.

We also leverage our position as an integrated telecommunications provider to offer other value-added services.  We offer value-added services such as “Paging-Cellular Interlink” and “Unicom Assistant” that utilize the resources of both our cellular business and our paging business.  The Paging-Cellular Interlink service allows a user to receive messages regarding cellular calls on the pager and to receive paging messages on the cellular handset.  The Unicom Assistant service utilizes our paging call center resources to provide various secretarial services.  In addition, we offer e-mail services to our cellular subscribers that allow them to use their cellular phone numbers as their email addresses and receive free notifications of new email messages on their cellular phones for a fixed monthly fee.

In March 2003, we launched CDMA 1X wireless data services on a trial basis in selected cities under the service brand of “U-Max”, which can enable much higher data transmission rates than the GPRS services offered by our main competitor.  Our CDMA 1X wireless data services include information downloads, financial services and broadband services.

We have tested the general packet radio service, or GPRS, technology in several cities.  Unicom Group and we are also cooperating with Qualcomm to explore the potential of upgrading our GSM networks with CDMA 1X technology rather than GPRS technology.  We will continue to explore and monitor the market potential of the GPRS and other wireless data technologies as they develop in China.

Cellular Services of Unicom New Century and of the Combined Group

Unicom New Century

Effective December 31, 2002, we acquired the GSM cellular assets and businesses and CDMA businesses of Unicom New Century from Unicom Group.  See “History and Development of the Company — Restructuring and Acquisition of Unicom New Century” under this Item 4.

As of December 31, 2002, the total number of GSM and CDMA cellular subscribers in the nine provinces covered by Unicom New Century was 16.59 million, including 14.84 million GSM subscribers and 1.75 million CDMA subscribers.  Unicom New Century’s market share of total cellular subscribers in its service areas was 34.4% as of December 31, 2002, and its average market share of net subscriber additions in these areas was 44.0%.  The SMS volume for GSM and CDMA services totaled 1.84 billion messages in 2002 in these service areas.

GSM Business.  As of December 31, 2002, there were 14.84 million GSM subscribers in Unicom New Century’s service areas, an increase of 55.2% from 9.563 million at the end of 2001.  Out of the total GSM subscribers in these areas, post-paid subscribers accounted for 11.04 million, an increase of 45.3% from 7.60 million at the end of 2001, and pre-paid subscribers accounted for 3.80 million, as compared to 1.962 million in 2001. The proportion of pre-paid subscribers increased from 20.5% at the end of 2001 to 25.6% at the end of 2002. The MOU for GSM subscribers amounted to 28.32 billion minutes, an 86.1% increase from 15.22 billion minutes in 2001.

In 2002, average MOU for Unicom New Century’s GSM business was 191.4 minutes, an increase of 4.8% from 182.6 minutes in 2001. Post-paid average MOU was 220.0 minutes and pre-paid average MOU was 99.6 minutes.  ARPU for the GSM business was RMB67.1, a decline of 15.5% from RMB79.4 in 2001. Post-paid ARPU was RMB72.7, while pre-paid ARPU was RMB49.2.

CDMA Business.  As of December 31, 2002, there were 1.75 million CDMA subscribers in Unicom New Century’s service areas.  MOU for CDMA subscribers amounted to 2.37 billion minutes in 2002.  Average MOU was 364.4 minutes, 65.6% higher than the 220.0 minutes for post-paid GSM subscribers in these service areas.  ARPU was RMB187.9, 158.5% higher than the RMB72.7 for post-paid GSM subscribers.

Combined Businesses of CUCL and Unicom New Century

As of December 31, 2002, there were 59.71 million cellular subscribers in the combined service areas of CUCL and Unicom New Century, of which GSM subscribers accounted for 53.47 million and CDMA subscribers accounted for 6.25 million.  Our average market share of total cellular subscribers in the combined service areas was 33.1% as of December 31, 2002, and our average market share of net subscriber additions in the combined service areas was 43.7%.  The SMS volume for GSM and CDMA services in these areas totaled 9.02 billion messages in 2002.

GSM Business.   As of December 31, 2002, there were 53.47 million GSM subscribers in the combined service areas, an increase of 46.1% from 36.60 million at the end of 2001. Of the total number of GSM subscribers, post-paid subscribers accounted for 29.72 million, an increase of 23.4% from 24.09 million at the end of 2001, and pre-paid subscribers rose from 12.51 million at the end of 2001 to 23.75 million in 2002, representing an increase of 89.8%.  The proportion of pre-paid subscribers increased from 34.2% at the end of 2001 to 44.4% at the end of 2002.  MOU for GSM subscribers amounted to 90.16 billion minutes in 2002, an increase of 68.4% from 53.54 billion minutes in 2001.  Average MOU in the combined service areas was 165.5 minutes and APRU was RMB67.3 in 2002.

CDMA Business.  As of December 31, 2002, there were 6.25 million CDMA subscribers in the combined service areas of CUCL and Unicom New Century.  MOU for CDMA subscribers amounted to 8.28 billion minutes, while average MOU was 328.1 minutes.  ARPU for the combined service areas of CUCL and Unicom New Century was RMB172.2.

Long Distance, Data and Internet Services

We offer international and domestic long distance services in China based on both the traditional circuit switched telephony standard and the IP telephony standard.  Our long distance services are based on our advanced, uniform nationwide network system.  We leverage our ability to bundle our long distance services with a broad range of services to target different customer segments.  We have also developed a nationwide video-conferencing network that reaches over 300 cities.  We launched our data and Internet services throughout China in 2000.  Similar to our long distance services, our data and Internet services are supported by our advanced, unified nationwide network system.

The following table sets forth the total number of outgoing call minutes for our long distance services and our data and Internet services for the periods indicated.

	As of or for the year ended December 31,
	2000	2001	2002
	(in billions of minutes)
Circuit switched telephony:
Domestic	0.23	2.64	6.23
International	0.01	0.08	0.14
Total	0.24	2.72	6.37
IP telephony:
Domestic	0.62	3.52	6.75
International	0.07	0.17	0.13
Total	0.69	3.69	6.88
Data Services
Customer ports	273	802	2,876
Internet Services
Dial-up subscribers (in thousands)	415	3,540	7,269
Dedicated access subscribers	377	4,555	22,596

Circuit Switched Telephony Services

We offer circuit switched long distance services to business and residential customers who register their telephone numbers with us.  They can access our services by dialing a prefix of “193”.  We also distribute pre-paid long distance calling cards that purchasers can use to access our services by dialing a prefix of “193300”.  For some corporate and government customers, we also offer our circuit switched long distance services over dedicated lines, frequently as part of our bundled offerings of long distance and data services. We also offer long distance services to our cellular subscribers.

The following table sets forth selected information about our circuit switched long distance telephony services for the periods indicated.

	As of or for the year ended on December 31,
	2001	2002
Number of cities reached	304	329
Number of customers (in million)	4.53	21.83
Minutes of outgoing long distance calls (in billion)	2.72	6.37
Market share of outgoing long distance call minutes (1)	4.30%	11.45%
Minutes of incoming international calls (in billion)	1.16	1.31

(1)          Source: MII.  In calculating market share in 2001 and 2002, the total minutes of outgoing long distance calls include ours and those of the incumbent operators.

Tariff rates for circuit switched long distance telephony services of incumbent fixed line operators are set by the Chinese government.  Other fixed line operators, including us, can adopt tariffs that are different from the state tariff rates upon approval by the MII as long as they do not offer services at tariff rates below cost.  Effective on February 21, 2001, the government adjusted the state tariff rates of a number of telecommunications services, including circuit switched long distance telephony services.  The following table sets forth the state tariff rates for circuit switched long distance telephony services before and after such adjustment and our present tariff rates:

State Tariff Rates (RMB) (1)(2)
	Before Adjustment	After Adjustment	Our Tariff Rates (1)
Circuit Switched Domestic Long Distance:
Intra-provincial less than 300 km	0.50 per minute	Unified flat rate of 0.07 per six seconds	0.06 per six seconds
Intra-provincial more than 300 km	0.60 per minute
Inter-provincial less than 800 km	0.80 per minute
Inter-provincial more than 800 km	1.00 per minute

Circuit Switched International Long Distance:
To Hong Kong, Taiwan and Macau	5.00 per minute	0.20 per 6 seconds	0.18 per six seconds
To all other international destinations	5.30-15.00 per minute	0.80 per 6 seconds	0.72 per six seconds

(1)          Discount rates may apply to calls made during off-peak hour, which are set by operators.  For example, we offer discount rates of RMB 0.03 or 0.04 per six seconds for domestic long distance calls made during different off-peak hours.

(2)          Source: MII.

We have adopted a number of measures to increase the number of our registered long distance customers, including utilizing our paging call center resources to launch direct-marketing calls, organizing sales agents to promote our services in residential areas, and cross-selling our long distance services with our cellular services at our service centers.

IP Telephony Services

We offer domestic and international long distance IP telephony services based on a manageable IP network configuration to enhance service quality.  The following table sets forth selected information about our IP telephony services for the periods indicated.

	As of or for the year ended December 31,
	2000	2001	2002
Number of cities reached	231	320	337
Minutes of outgoing IP telephony calls (in billion)	0.69	3.69	6.88
Market share of outgoing IP calls minutes (1)	23.2%	18.2%	11.7%
Minutes of incoming international calls (in billion)	0.05	0.07	0.16

(1) Source: MII.

The government in February 2001 ceased regulatory control of tariffs for IP telephony long distance calls and allowed operators to set their own rates.  Most providers of IP telephony services, including us, significantly lowered their international long distance tariffs shortly after the tariffs were deregulated.  The following table sets forth the state guidance tariff rates for IP telephony long distance calls before the tariff adjustment and our present tariff rates for our IP telephony services using the “17910” access code.

	State Tariff Rates (RMB)(1) Before Adjustment	Our Tariff Rates (RMB) After Adjustments
IP Telephony Domestic Long Distance	0.30 per minute	0.30 per minute
IP Telephony International Long Distance
To Hong Kong, Taiwan Macau	2.5 per minute	1.5 per minute
To U.S. Canada	4.8 per minute	2.6 per minute
To other international destinations	4.8 per minute	3.6 per minute

(1)  Source:  MII.

We rely primarily on our network of sales agents to sell IP telephony cards.  We also market registered IP telephony services and IP telephony services through dedicated lines.

Data Services

We presently provide data services in 297 cities in China.  We target high volume business or government users of integrated voice, data and video communications and offer them data services as part of our bundled offerings of long distance, data and Internet services.  As of December 31, 2002, the total leased bandwidth of our data services was 1466 x 2 Mbps.

Our data service offerings mainly consist of broadband, managed data services, including:

•                                          Frame relay, or FR, services, which provide cost effective data communications services linking remote business sites using FR technology, and

•                                          Asynchronous transfer mode, or ATM, services, which employ ATM technology and are able to handle high bandwidth, integrated voice, video, data and Internet traffic.

We provide data services through an advanced, unified nationwide network system, the backbone of which is our advanced nationwide fiber optic transmission network.  This network is the second largest fiber optic transmission network in China.  We have also built metropolitan area networks in many cities throughout China.  These networks provide local transmission capacity for our different services.  See “— Networks — Transmission Network”.

We believe that our ability to offer integrated access to customers’ premises is important to the success of our data services.  We are building integrated access networks linking major office buildings to our networks in major cities.  See “— Networks — Long Distance, Data and Internet Networks”.

Our charges for FR services include up-front charges for installation materials and testing, a monthly port fee and a monthly circuit fee.  Our tariff charges are generally offered at a 10% discount from the state guidance tariffs.  The following tables set forth state tariff rates for monthly port fees and monthly circuit fees for data services of selected bandwidths and selected distance categories.

	State Tariff Rates (RMB per month)
	Port Fee	Circuit Fee
Bandwidth		Local (intra-district)	Domestic long distance	International long distance (outside of Asia)
64kbps	260	550	1,700	14,600
256kbps	400	800	2,200	19,600
512kbps	500	1,000	2,500	23,100
2Mbps	1,000	1,500	4,000	39,000

We market our data services to institutional customers through our dedicated teams and our sales agents.

Internet Services

We offer the following Internet services:

•                                          Dedicated Internet Access.  We began to offer business customers high speed Internet access through dedicated lines in 2000.  As of December 31, 2002, we had a total of 22,596 subscribers for dedicated Internet access.  We bundle this service with voice and data services to provide integrated communications solutions to our business customers and cooperate with cable operators and real estate developers to offer broadband access to residential customers.

•                                          Dial-up Internet Access.  We began to offer dial-up Internet access services to customers in 2000.  As of December 31, 2002, the total number of our dial-up subscribers increased to 7.27 million.

•                                          Uni-Info Services.  Our Internet Services division manages the content of Uni-Info wireless data services and operates a nationwide wireless information services platform.

•              Others.   Other Internet services we offer include the “Ruyi” e-mail service that allows cellular subscribers to use their cellular phone numbers as e-mail addresses.  We also provide co-location, web hosting and other Internet data center, or IDC, services.  Principal customers for our IDC services are Internet service providers, other businesses and government agencies.

The following table sets forth selected historical information about our Internet service operations and our subscriber base for the periods indicated.

	As of December 31,
	2000	2001	2002
Number of cities reached by our Internet access services	220	255	305
Number of subscribers of dedicated Internet access services	377	4,555	22,596
Number of subscribers of dial-up Internet access services (in thousands)	415	3,540	7,269
Market share of Internet subscribers(1)	2.6%	9.7%	14.7%

(1)           Source: MII.

Our tariff charges for dial-up access include a network usage fee that varies from RMB 1.8 to 2.7 per hour for local access under different service plans and a fixed telecommunications fee of RMB 0.02 per minute.  In addition, a monthly fee may also apply depending on the service plan.  The fixed telecommunications charge is based on the relevant tariff for the particular type and bandwidth of leased lines used to access the Internet.  The following table summarizes the monthly network usage fees for selected bandwidths denoted as “R”.

Network usage fees (RMB per month)
R<64Kbps	2,700-3,600
128Kbps<R<256Kbps	4,800-6,600
1024Kbps<R<2Mbps	18,000-27,000
20Mbps<R<34Mbps	165,900-195,200
45Mbps<R<100Mbps	428,400-504,000

The network code for our nationwide dial-up Internet services is “165”.  We distribute dial-up Internet access services through a variety of methods.  A customer can pre-register for our dial-up services or purchase dial-up passwords with a pre-paid amount of on-line charges that can be used nationwide to access the Internet.  We also have arrangements with some commercial banks that allow the banks’ customers to access our dial-up services using their bank account numbers, with on-line charges being automatically debited from their bank accounts.  Our cellular subscribers can also access our dial-up services using their cellular numbers, with on-line charges being collected together with their cellular usage fees.

Leased Line Services

We began to lease transmission lines to large business customers and other telecommunications operators in 2000.  Our leased line services provide customers with dedicated digital links directly connecting customer sites.  As of December 31, 2002, we had a total leased bandwidth of an equivalent of 8472 x 2 Mbps circuits, representing a 260.5% increase from 2350 x 2 Mbps circuits at the end of 2001.

Leased line tariffs are primarily based on the bandwidths of the lines leased and the distance of transmission.  The following table sets forth state tariff rates for monthly fees of selected types and bandwidths of leased lines and selected distance categories:

	State Tariff Rates (RMB per month)
	Local (intra-district)	Long distance
Digital Line (2 Mbps)	2,000	6,000
Digital Line (34 Mbps)	16,000	47,000
Digital Line (155 Mbps)	44,000	132,000

Source: MII.

Similar to circuit switched long distance telephony services, operators other than incumbent operators, including us, can adopt tariffs that are different from the above state tariff rates upon approval by the MII as long as they do not offer services at tariff rates below cost.  We generally offer leased line services at a 10% discount to the state tariff rates and market these services to institutional customers through our own dedicated teams and our sales agents.

Sale and Lease of Other Network Elements

We have substantially completed the construction of our nationwide transmission network.  See “— Networks — Transmission Network”.  We have started to offer some network elements such as optic fibers or fiber channels for lease to other telecommunications operators or corporate customers.

Paging Services

We are the largest paging operator in China.  While the market for traditional paging services in China has experienced, and is continuing to experience, significant declines due to a switch to cellular services, we believe that we have competitive advantages over other paging operators in China in terms of subscriber base, brand name, network quality and coverage and our ability to offer nationwide roaming services and value added services.

Subscribers and ARPU

The following table sets forth selected operating data relating to our paging businesses for the periods indicated.

	As of or for the year ended December 31,
	2000	2001	2002
Paging subscribers (in million)	44.5	32.91	17.68
Average revenue per subscriber per month (in RMB)(1)	15.3	9.4	7.3

(1)          Average revenue per subscriber per month is calculated by dividing the sum of paging services revenue during the relevant period by the average of the number of subscribers during the period and dividing the result by the number of months in the period.

In 2002, the total number of our paging subscribers declined by 46.3% from 32.91 million as of December 31, 2001 to 17.68 million as of December 31, 2002.  The decline was mostly attributable to paging subscribers switching to cellular services or “Little Smart” services of China Telecom and China Netcom.  The churn rate of our paging services increased from 57.6% in 2001 to 66.3% in 2002.  In 2002, our ARPU decreased to RMB7.3 from RMB9.4 in 2001.  The main reason for this decrease was the decline in tariffs caused by continuing intense competition in the paging sector.

We have transformed our paging network into an integrated information platform that allows us to offer bundled cellular-paging services.  We plan to develop additional value-added services that utilize the Network and human resources of our paging business.

Tariffs

The Telecommunications Regulation promulgated in 2000 officially ceased government tariff regulation on paging services.  Operators are now allowed to set their own tariff rates.  The tariff rates in some of our paging service areas have declined significantly over the last several years.

Value-Added Services that Utilize Paging Resources

We offer a range of paging-based wireless information services, including stock quotes, flight information, weather and news.  We offer services that integrate our paging networks with the short messaging platform of our cellular networks.  For example, our integrated paging and short messaging service, Paging-Cellular Interlink, encourages paging users who are transitioning to cellular services to continue to use our paging services and to select our cellular services over those of our competitor.  Other integrated paging and cellular services include Unicom Assistant services.  We continue to leverage our paging subscriber base and offer incentives to those paging subscribers who are switching to cellular services to become our cellular subscribers.

Integration of the Operations of Guoxin Paging with Unicom Paging

Unicom Group holds a controlling interest in a nationwide paging company operating under the marketing name of “Unicom Paging”.  We operated our paging business through Guoxin Paging under the former marketing name of “Unicom Guoxin Paging”.  As of December 31, 2002, Unicom Paging, the second largest paging operator in China, had 1.04 million paging subscribers, while Guoxin Paging, the dominant paging operator in China, had 17.68 million paging subscribers.  Unicom Paging has a nationwide paging network and competes with Guoxin Paging in many service areas.  In order to facilitate resource sharing and reduce competition between the two paging companies, we integrated some of the management and operations of Guoxin Paging with those of Unicom Paging in 2001.  After the integration, Guoxin Paging and Unicom Paging jointly market their services under the marketing name of Unicom Paging and share some management and sales and marketing personnel.  Their networks and service offerings remain separate from each other and they otherwise remain separate businesses.

Interconnection and Roaming Arrangements

Interconnection

Interconnection refers to various arrangements that permit the connection of our telecommunications networks to other networks.  Our cellular and long distance networks interconnect with Unicom Group’s cellular networks.  Under current arrangements, settlement between Unicom Group and us is based on an internal settlement standard that takes into account either the internal costs of the relevant networks or the government standard applicable between third-party operators, whichever is the more favorable to us.

Unicom Group’s cellular networks, our cellular networks and our long distance networks interconnect with the public switched telephone networks of China Telecom, China Netcom and China

Railcom.  Unicom Group’s cellular networks and our cellular networks also interconnect with China Mobile’s cellular networks.  Our Internet network interconnects with the Internet networks of China Telecom and China Netcom.  We continue to encounter some difficulties in the execution of our interconnection arrangements with other operators in some service areas.

In March 2001, the MII issued regulations relating to settlement between telecommunication networks.  These new regulations contain provisions regarding revenue sharing methods and settlement mechanisms for interconnection arrangements between us and other operators.  These interconnection arrangements under the new regulations are described in “— Regulatory and Related Matters — Interconnection Arrangements” under Item 4.

Unicom Group supplemented and updated its previous interconnection arrangements with China Telecom and China Mobile with the following agreements in 2001 and 2002.  In addition, Unicom Group entered into an agreement with China Telecom and China Netcom on April 23, 2002 that governs the continuation and division of rights and obligations under Unicom Group’s prior interconnection agreement with the old China Telecom.

•                                          Framework interconnection and settlement agreement between Unicom Group and China Telecom, dated September 30, 2001.

•                                          Interconnection and settlement agreement between Unicom Group and China Telecom relating to the interconnection between Unicom Group’s cellular networks and China Telecom’s telecommunications networks, including its local fixed line telephony networks, domestic long distance telephony networks, international telephony networks and IP telephony network, dated September 30, 2001.

•                                          Interconnection and settlement agreements between Unicom Group and China Mobile relating to the interconnection between Unicom Group’s telecommunications networks and China Mobile’s telecommunications networks and Unicom Group’s GSM and CDMA networks and China Mobile’s GSM networks, both dated November 14, 2001.

•                                          Interconnection and settlement agreement between Unicom Group and China Mobile regarding the interconnection of point-to-point short messaging services, dated April 1, 2002.

Unicom Group has also entered into the following interconnection arrangements, which equally apply to us.

•                                          Interconnection agreement between Unicom Group and CNCL relating to the interconnection of Unicom Group’s local fixed line telephony networks and CNCL’s Internet backbone networks, dated November 13, 2001.

•                                          Interconnection and settlement agreement between Unicom Group and CNCL relating to the interconnection of Unicom Group’s cellular networks and local fixed line telephony networks and CNCL’s IP telephony networks, dated November 22, 2001.

•                                          Interconnection agreement among major Internet operators, including Unicom Group, and three national Internet switching centers relating to the interconnection of Internet backbone networks, dated December 20, 2001.

•                                          Interconnection and settlement agreement between Unicom Group and China Railcom relating to the interconnection of Unicom Group’s cellular networks and local fixed line telephony networks and China Railcom’s local fixed line telephony networks, domestic long distance networks and IP telephony networks, dated January 25, 2002.

•                                          Supplemental agreement between Unicom Group and China Railcom, which allows each party to offer its long distance telephony services and IP telephony services to the cellular or local telephony service subscribers of the other party, dated April 23, 2003.

Roaming

We have entered into roaming arrangements with Unicom Group.  In addition, as of December 31, 2002, our cellular subscribers can roam on cellular networks in Europe, North America and other Asian countries and regions through Unicom Group’s international roaming agreements with 118 GSM operators in 67 countries and regions and seven CDMA operators in seven countries and regions.  Unicom Group has agreed to arrange for us to participate in its future international roaming arrangements.

A cellular subscriber using roaming services is charged at our roaming usage rate for both incoming and outgoing calls, plus applicable long distance tariffs.  Under our roaming agreement with Unicom Group, our subscribers who roam on Unicom Group’s networks are charged for each call made or received.  We collect this tariff, retain RMB0.20 and pay the remaining amount to Unicom Group.  On the other hand, when Unicom Group’s subscribers roam on our networks, Unicom Group collects the roaming tariff, retains only RMB0.04 and pays us the remaining amount.

The following table is a summary of roaming settlement between Unicom Group and us:

For our subscribers roaming on Unicom Group’s networks (RMB)	Roaming Tariff	Paid to Unicom Group	Retained by Us
GSM pre-paid users	0.80	0.60	0.20
GSM post-paid users	0.60	0.40	0.20
CDMA users	0.60	0.40	0.20

For Unicom Group’s subscribers roaming on our networks (RMB)	Roaming Tariff	Paid to Us	Retained by Unicom Group
GSM pre-paid users	0.80	0.76	0.04
GSM post-paid users	0.60	0.56	0.04
CDMA users	0.60	0.56	0.04

With respect to international roaming, we settle roaming revenue with international operators through Unicom Group in accordance with roaming agreements between Unicom Group and each of the international operators.

Networks

We operate an advanced network system to support our integrated operations.  The backbone of the system is a nationwide fiber optic transmission network, which serves as the common platform for our cellular, long distance, data, Internet and paging networks.  In addition, we continue to develop management and network support systems to enhance the quality and reliability of our networks and improve our customer service and operating efficiency.  We utilize a relatively centralized network planning and equipment selection process, which ensures uniform nationwide design and network compatibility.

Transmission Network

We operate an advanced nationwide fiber optic transmission network.  As of December 31, 2002, our fiber optic transmission network reached 330 cities with a total cable length of 486,000 km, of which long-distance fiber optic transmission network accounted for 110,000 km.

Our fiber optic transmission network is designed for broadband capacity with superior security and reliability, which deploys:

•                                          bi-directional synchronous digital hierarchy, or SDH, architecture with two- or four-fiber ring, a self-healing system that allows for instantaneous rerouting and minimizes down time in the event of a fiber cut; and

•                                          dense wave division multiplexing, or DWDM, technology, a means of increasing transmission capacity by transmitting signals over multiple wavelengths through a single fiber.

Our SDH fiber rings have transmission bandwidths of 2.5 Gb/s in most routes and 10 Gb/s for the fiber ring that covers the eastern and southern coastal areas of China.  We deploy mainly transmission equipment and technology supplied by Siemens, Nortel, Lucent, Alcatel, Huawei and other vendors.

Concurrent with the construction and expansion of our domestic backbone transmission network, we also seek to expand our international bandwidth.  In 2000, we participated in a trans-pacific submarine cable project known as the Asia Pacific Cable Network No. 2 Project (APCN 2).  We have obtained 30x155 Mbps capacity by the end of 2002.  This network connects major countries and regions in eastern Asia and southeastern Asia, and can be linked to North America through Japan.

We are also building metropolitan area networks in many cities throughout China.  These networks provide local transmission capacity that supports our different services.

Cellular Networks

A cellular network consists of:

•                                          cell sites, which are physical locations, each equipped with a base station that houses transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ cellular handsets within the range of a cell;

•                                          base station controllers, which connect to, and control, the base stations;

•                                          mobile switching centers, which control the base station controllers and the routing of telephone calls; and

•                                          transmission lines, which link the mobile switching centers, base station controllers, base stations and the public switched telephone network.

We own most of the GSM cellular transmission network at the local and provincial level.  We lease a portion of our inter-provincial transmission capacity for our cellular networks as well as the CDMA cellular transmission network.  We also use our own backbone fiber optic transmission network to provide transmission capacity for our cellular networks.  We continue to focus on the management and operation of our cellular networks.

GSM Cellular Networks.  The following table sets forth selected information regarding our GSM cellular networks in the service areas of CUCL as of the dates indicated.

	As of December 31,
	2000	2001	2002
Network subscriber capacity (in thousands of subscribers)	19,184	37,464	42,675
Base stations	14,346	27,877	31,221
Base station controllers	532	800	838
Mobile switching centers	180	259	279

Currently our GSM cellular network mainly operates at 900 MHz.  We have deployed GSM technology that operates at 1800 MHz in some major metropolitan areas to supplement the capacity of our existing cellular network.  We have the right to use 6 x 2 MHz of spectrum in the 900 MHz frequency band and 10 x 2 MHz in the 1800 MHz frequency band for our GSM network.  In 2002, we continued to optimize our GSM cellular network and improve indoor coverage.

Our cellular networks are supported by an advanced SS7 signaling system, which fosters efficient use of network capacity, reduces call set up time and enhances transmission capabilities.  We have also installed intelligent networks that enable us to provide prepaid services and a wide range of call features and value-added services.

CDMA Cellular Networks.  Unicom Group completed the construction of the first phase of its nationwide CDMA network at the end of 2001.  We have leased a portion of the capacity of its network in our cellular service areas and have the exclusive right to operate its network in those areas.  The CDMA networks share some of the infrastructures of the existing GSM network, such as base stations, mobile switching centers and transmission capacity.  The first phase of the CDMA network has a total capacity of 9.80 million subscribers in the service areas of CUCL and 3.74 million subscribers in the service areas of Unicom New Century.  The second phase of construction was substantially completed by March 2003 with an additional capacity of 20.03 million subscribers nationwide.  We have the right to use 10x2 MHz of spectrum in the 800 MHz frequency band for our CDMA services.  In March 2003, Unicom Group substantially completed the second phase of the CDMA network construction, which included the upgrade of the network to CDMA 1X technology.  The CDMA networks constructed in the second phase did not share as much infrastructure with the GSM network.  Wireless data services that utilize CDMA 1X technology were introduced on a trial basis in major cities in our cellular service areas in March 2003.

Long Distance, Data and Internet Networks

We significantly expanded the coverage of our long distance, data and Internet networks in 2001.  By the end of 2002, our circuit switched long distance network reached 329 cities, while the coverage of our Internet networks, including our IP telephony networks, expanded to 337 cities throughout China.

Long Distance Network.  Our circuit switched long distance network is based on a flat architecture with only three layers.  It also uses the latest switching technology.  Our long distance network is supported by a nationwide billing system and an intelligent network.  Our cellular subscribers can access these services directly through our cellular networks, but our other customers typically access our long distance telephony, IP telephony and Internet services through the public switched telephone networks of China Telecom and China Netcom.

Data and Internet Networks.  Our broadband data and Internet networks utilize a unified IP and ATM design, which is particularly suited for real-time, multimedia applications such as video and voice.  ATM switches perform high-speed switching of voice and data traffic and minimize time delay and congestion.  They can also prioritize applications that least tolerate time delay, such as telephony and video, over less time-sensitive applications such as e-mails and file transfer.

Internet Network.  Our Internet network, called Uninet, is also centrally designed and has a nationwide uniform architecture.  It is supported by a nationwide, advanced billing system that facilitates roaming access and delivery of virtual ISP services and other value added services.

Integrated Access Networks.  We believe that the key to the success of our data services is our ability to offer integrated access to customers’ premises.  We are building integrated access networks in many cities throughout China.  We focus the construction of our access networks on linking major office buildings to our metropolitan area transmission networks.  We have linked over 26,000 major office buildings throughout China to our networks as of December 31, 2002.  We rely mainly on fiber optic cables to link office buildings to our networks and have received permission to offer narrow-band wireless access at the 3.5 GHz frequency band in several cities on a trial basis.

Paging Networks

Our paging network system is comprised of a national paging network, provincial paging networks and local paging networks.  Most of our subscribers belong to provincial or local networks.  We own most of the transmission lines used for our paging network and lease some transmission lines.  We have been allocated seven frequency points by the MII for our national network and various spectrum usage rights for our provincial and local networks, all in the 150 MHz and 280 MHz frequency bands.

Integrated Management and Network Support Systems

We have developed various management and network support systems to support our various networks.  Our customer service, billing and settlement systems are integrated into a single system.  In addition, we are developing an integrated information and management system, which includes office automation system, professional management system and enterprise resource planning systems.

Marketing, Sales and Distribution

We centrally plan our nationwide marketing and sales strategies, but the implementation of these strategies is carried out at the provincial level by operating branches tailored to their specific markets.

Marketing

We focus on developing a superior brand image for our company that conveys our strengths in high quality services, nationwide coverage, integrated offerings, advanced technology and customer focus.  We market all of our services under the China Unicom brand name.  Our service centers are designed to showcase our company and promote our products and services to our customers.

GSM services:  We tailor our GSM service to different GSM market segments with our post-paid and pre-paid services.  We continue to optimize our networks, improve service quality and introduce new value added services to attract post-paid subscribers and, at the same time, address the lower-end market with pre-paid services.

CDMA services:  We promote our CDMA services as high quality, “green” and premium services and target these services at mid- to high-end cellular subscribers.  We focus on promoting the advantages of CDMA technology, including better voice quality, better security, lower handset radio transmitting power and, in the case of CDMA 1X services, high data transmission rates.  We seek to implement innovative marketing strategies in order to accelerate the growth of our CDMA services.  We also market this new service as part of our effort to build our overall brand image.

Long distance, data and Internet services:  For high usage customers, such as financial institutions, large corporations and government entities and other Internet service providers, we focus on providing them with integrated and cost-effective solutions that bundle circuit switched long distance, data and dedicated Internet access services.  For residential customers, we focus on distributing calling cards for our circuit switched and IP telephony services and our Internet dial-up services.

Paging Services:  We focus on the profitability of our paging business and intend to further promote paging-based information, cellular-paging bundled services and other value-added services.  We promote our information services by tailoring them to the requirements of specific customer segments.

Sales and Distribution

Customer Segmentation:  We have two main categories of customers— institutional customers, comprised of mainly corporate and government customers, and individual customers.  We have set up dedicated direct sales and service departments for institutional customers, both at our headquarters and at our provincial and local branches.  We focus on promoting our bundled solutions and priority services to these institutional customers.  For individual customers, we conduct our sales through our own service centers and the retail outlets of independent sales agents.

Distribution Network:  We have developed a nationwide distribution network of tens of thousands of service centers and retail outlets, of which only a small portion are owned by us and the others are owned by independent agents or distributors.  These service centers and retail outlets distribute our cellular, long distance, data, Internet and paging services.  We rely on a multi-level distribution system in many service areas, in which our top-level distributors further distribute to lower level distributors and sales agents.  We have also established direct sales teams at various levels to conduct one-on-one sales to targeted customers.  In addition, we have established cooperative relationships with banks, insurance companies and other institutions with extensive information on potential customers to market and distribute our services.  We have also bundled our services with the products of handset vendors in order to encourage the vendors to sell our services in their retail stores.

Strategic Cooperation with China Post:  Our controlling shareholder, Unicom Group, entered into a strategic cooperation agreement with China Post in February 2001.  This arrangement allows us to supplement our existing distribution network with China Post’s extensive nationwide network.  China Post also provides billing, collection and other services to our customers.  The arrangement uses a revenue-based commission structure for most services.  We and China Post have also agreed to use each other’s services and offer each other preferential treatment.  We have entered into provincial-level cooperation agreements with China Post in our service areas.

Service Bundling and Cross-Marketing:  A key element of our sales and distribution strategy is to promote our strengths as a provider of a broad range of integrated services.  This strategy is implemented by our service centers and independent sales agents, which distribute and support our various product offerings.  For example, they cross-sell our long distance services to our cellular subscribers and our integrated paging and SMS services to our cellular and paging customers.

Customer Service

We have adopted a variety of measures to tailor our customer services to the requirements of different customer segments and continue to improve the satisfaction level of our customers.  We established and continue to improve customer service networks, standardized the items and procedures of our services, and adopted uniform service standards.  In addition, we continue to improve management of customer service operations and strengthen the training of customer service representatives.

Our customer care and service centers in each service area can be accessed by our customers by dialing a nationwide hotline number “1001”.  The hotline provides one-stop service for all of our service offerings, including service inquiry, billing inquiry, payment and recharge, customer complaint, service initiation and termination, as well as payment reminder services.  We provide priority services to institutional customers and high-usage individual customers, such as designated customer representatives, delivery services and periodic visits.  We are committed to providing prompt responses to customer inquiries and require customer service representatives who first received customer inquiries to follow through internally until satisfactory responses are provided to the inquiring customers.

Billing and Collection

We are able to leverage on our strengths as an integrated service provider to offer integrated billing and collection services.  For example, we provide our business customers a single bill covering multiple services for ease of payment.  We also integrate the billing systems for different services and distribute unified recharge cards that can be used to recharge various pre-paid services, including pre-paid cellular services, long distance telephony services and Internet dial-up services.

Cellular Services:  Generally, we require individual GSM and CDMA subscribers to settle their accounts on a monthly basis.  Many of our post-paid cellular subscribers pre-deposit their service charges with us or commercial banks or China Post that collect payment for us.  We offer a certain level of credit to these subscribers in some service areas.  Subscribers may pay in person at our service centers, retail outlets of our sales agents, branches of China Post, or by direct debit at some commercial banks.  We generally disable a post-paid subscriber from making outgoing calls if the account is more than 30 days overdue and terminate the account if it is overdue for more than three months after that.  Payment delinquency generally does not occur for our pre-paid services.

Long Distance, Data and Internet Services:  We adopt different payment methods for different customer segments.  We register business customers and some residential customers, establish credit limits for them and require them to settle their account balances on a monthly basis.  We have established a national settlement center and three regional billing centers for our long distance services.  We also distribute pre-paid cards for circuit switched long distance services, IP telephony services and Internet services.

Paging Services:  We generally require our paging subscribers to pre-pay the monthly fees for at least one month.  We generally suspend a subscriber’s service if the subscriber does not renew the service upon the expiration of the prepaid period and terminate the account if it is overdue for more than three months.

Research and Development

We have established a new product development center in 2001, which focuses on developing new services and supporting our various business segments.  Main projects of the product development center in 2002 include those relating to:

•                                          our nationwide CDMA intelligent network, including technologies that would enable nationwide CDMA VPN services,

•                                          CDMA 1X technology and wireless data services, and

•                                          other 1X-related technologies, including the use of 1X technology to upgrade GSM networks.

Competition

Cellular Competition

Our main competitor in the cellular communications business is China Mobile.  China Mobile continues to have competitive advantages over us in brand name, market share, financial resources and network management experiences.  To compete against China Mobile, we continue to optimize our GSM networks, enhance network quality, develop value-added services and improve customer service, and leverage our pricing flexibility.  We also seek to leverage our position as a fully integrated telecommunications operator and bundle our cellular services with other services, provide convenience to customers and fully utilize the resources of our Internet business in the development and management of our wireless data services.  In addition, we target our CDMA services at mid- to high-end cellular subscribers and leverage the advantages of CDMA technology to increase service quality and improve brand image.

Our cellular services also compete with the wireless local communications services of China Telecom and China Netcom, known as “Little Smart”, which are based on their fixed line networks and primarily utilize PHS technology.  These services were previously offered primarily in small- to medium-sized cities, but have been introduced in most major cities nationwide.  The “Little Smart” services reportedly have attracted over 10 million subscribers in China and compete with us mostly in the lower end of the cellular market.  Although many cellular users use “Little Smart” services as a supplement, rather than an alternative, to their existing cellular services, the availability of “Little Smart” services has reduced the overall usage volume of our cellular services.  The main advantage of “Little Smart” services is their lower tariff rates.  However, they generally have limited network coverage and roaming capability.

Since the launch of our CDMA cellular services in 2002, we have pursued a policy of coordinated development of our GSM and CDMA cellular businesses.  While our GSM cellular business focuses on the mass-market, our CDMA services primarily targets mid- and high-end customers while serving low-end users at the same time.  Accordingly, usage fees and package service plans for our CDMA cellular services are generally higher than those for our GSM cellular services.  In 2002, a majority of CDMA new subscriber additions are either users migrating from the GSM services of our competitor or first-time cellular users, reflecting the differentiated customer segmentation of our two cellular services.

Long Distance Telephony Competition

The Chinese government restructured the fixed line incumbent China Telecom in 2002.  Pursuant to the restructuring, the telecommunications assets of the former China Telecom in 10 northern provinces in

China were split off in May 2002 and merged with CNCL and Jitong to form China Netcom.  China Telecom retained the telecommunications assets in the remaining 21 provinces and the brand name of “China Telecom.”  Currently, both China Netcom and China Telecom provide fixed line telecommunications services.  In addition, China Railcom is also licensed to provide circuit switched long distance services in China and launched its long distance services in China in 2001.

China Telecom and China Netcom are the dominant providers and our primary competitors in the circuit switched long distance business in their respective service areas.  They have advantages over us in their respective service areas in brand name, market share, financial resources, service area coverage, extensive access networks and experience in fixed line telecommunications business.  However, the separation of China Telecom into two companies along geographic lines weakened the competitiveness of the resulting entities on a nationwide basis.

We started to provide circuit switched long distance telephony services in 2000 and reached a market share of 11.5% in terms of total outgoing long distance call minutes in 2002.  Since our network has been constructed recently and is equipped with the latest technology and advanced features, it enables us to offer a variety of high-quality services.  Our long distance telephony services are also supported by a centralized billing system.  Our services are hindered by our lack of fixed line telephone number resources.

Our IP telephony services currently face intense competition from China Telecom, China Mobile and China Netcom.  Currently, China Telecom and China Netcom are the market leaders in their respective service areas.  The MII deregulated the tariffs of this market in 2001 and international long distance telephony rates fell significantly afterwards.

Data and Internet Competition

China Telecom and China Netcom are our major competitors in the data services business in their respective service areas.  While there are many retail Internet service providers in China, China Telecom and China Netcom have leading positions in the Internet access market and are the largest wholesale Internet service providers in their respective serviced areas.  However, the separation of the fixed line incumbent China Telecom into China Telecom and China Netcom in 2002 has served to enhance our competitive advantage.  Our data and Internet networks have nationwide access, which offers convenience and flexibility to our institutional customers, whereas the respective networks of China Telecom and China Netcom only extend to their respective service areas.  We recently obtained the approval to operate and franchise a nationwide chain of Internet cafes.

The advanced features and design of our backbone network allow us to provide nationwide high quality virtual private network services, which are specifically tailored to the high-usage corporate customers and retail Internet service providers that we target.  We are also building advanced metropolitan area networks and integrated access networks that allow us to connect to key commercial buildings throughout China.  We also continue to cooperate with medium- to small-sized Internet service providers and other companies that have broadband access to concentrated residential areas and cable operators to expand our broadband services.

Paging Competition

Competition in the paging industry in China is extremely intense, resulting in significant price decreases over the last several years.  We are the dominant paging operator in China.  The rest of the paging services market in China is comprised of hundreds of paging service providers, each with a small individual market share.  In addition, cellular communications services increasingly compete with, and substitute, paging services.  We believe that we have a competitive advantage over our competitors in the paging industry because we have a dominant market position, an advanced paging network, the broadest coverage in China, a well recognized brand name and comprehensive customer services coverage.  We continue to optimize our paging networks and improve service quality and efficiency.  We are also actively pursuing new customers through bundling paging services with our other services, such as Paging-Cellular Interlink, Unicom Assistant and other call center services.  See “B.  Business Overview – Cellular Services – GSM Cellular Services – Wireless Data and Other Value-Added Services” under this Item 4.

Trademarks

We conduct our businesses under the Unicom name and logo.  Unicom Group is the registered proprietor in China of the “Unicom” trademark in English and the trademark bearing the Unicom logo.  Unicom Group has also applied and became the registered proprietor of the trademark of the word “Unicom” in Chinese.  Unicom Group has granted us the right to use these trademarks on a royalty-free basis, and to license to us any trademark that it registers in China in the future which incorporates the word Unicom in Chinese.

Regulatory and Related Matters

The telecommunications industry in China is subject to a high degree of government regulation.  The primary regulatory authority of the Chinese telecommunications industry is the MII, which since March 1998 has assumed responsibility for the telecommunications regulatory functions previously performed by the former MPT and the State Radio Regulatory Commission.  The State Council, the State Development and Reform Commission (the former State Development Planning Commission), the Ministry of Commerce (formerly, the Ministry of Foreign Trade and Economic Cooperation) and other governmental authorities also maintain regulatory responsibilities over certain aspects of the Chinese telecommunications industry.

The MII, under the supervision of the State Council, is responsible for, among other things:

•                                          formulating and enforcing industry policies and regulations, as well as technical standards,

•                                          granting telecommunications service licenses,

•                                          supervising the operations and quality of service of telecommunications service providers,

•                                          allocating and administering telecommunications resources such as spectrum and number resources,

•                                          together with other relevant regulatory authorities, formulating tariff standards for telecommunications services,

•                                          formulating interconnection and settlement arrangements between telecommunications networks, and

•                                          maintaining fair and orderly market competition among service providers.

The MII has established a Telecommunications Administration Bureau in each province, which is mainly responsible for enforcement of telecommunications policies and regulations in that province.

The MII is in the process of drafting a telecommunications law that, once adopted by the National People’s Congress, will become the basic telecommunications statute and provide the principal legal framework for telecommunications regulations in China.  It is currently uncertain when the law will be adopted and become effective.

Telecommunications Regulations

The State Council promulgated the Telecommunications Regulations, which became effective as of September 25, 2000.  The Telecommunications Regulations are substantially consistent with, and are primarily intended to streamline and clarify, the existing rules and policies for the telecommunications industry.  They provide the current primary regulatory framework for China’s telecommunications industry in the interim period prior to the adoption of the proposed telecommunications law.

The Telecommunications Regulations are intended to develop a transparent and fair regulatory environment to foster orderly competition and encourage development in the telecommunications industry.  The Telecommunications Regulations address all key aspects of the telecommunications industry, including entry into the industry, scope of business, tariff setting, interconnection arrangements, quality of services, technology standards and allocation of telecommunications resources.

Entry into the Industry

The Telecommunications Regulations adopt the existing regulatory distinction between basic and value added telecommunication services.  An addendum to the Telecommunications Regulations sub-categorizes basic and value added telecommunication services.  In February 2003, the MII revised the addendum to the Telecommunications Regulations; and the revised addendum took effect in April 2003.  Basic telecommunications services include, among others, fixed line local and domestic long distance telephony services, international telecommunications services, IP telephony services, mobile voice and data services, Internet and other public data transmission services, lease or sale of network elements, and paging services.  Value added telecommunications services include, among others, e-mail, voice mail, electronic data interchange, Internet access, Internet content and video conferencing services.  Providers of any basic telecommunications services as well as providers of value added services in two or more provinces in China must apply for licenses from the MII.  Licenses for basic telecommunications services will be granted through a tendering process.

After its accession to the WTO in December 2001, China has promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, effective on January 1, 2002, implementing its commitments to the WTO.  Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in China to foreign operators.  However, the presence or absence of foreign investments in an applicant for telecommunications licenses will presumably bear no direct relation to the decision on whether to issue licenses, in as much as the issuance of new licenses is governed by a separate set of rules and regulations.  The specific market-opening commitments China made to the WTO regarding fixed line services and mobile services are as follows.

•                                          For fixed line services:

(1)                                  Within three years after accession: foreign service providers will be permitted to establish joint venture enterprises and provide services in and between the cities of Shanghai, Guangzhou and Beijing; foreign ownership in such joint ventures shall be no more than 25%;

(2)                                  Within five years after accession: the services areas will be expanded to include services in and between an additional 14 cities; foreign ownership shall be no more than 35%; and

(3)                                  Within six years after accession: there will be no geographic restriction and foreign ownership shall be no more than 49%.

•                                          For mobile voice and data services:

(1)                                  Upon accession: foreign service providers will be permitted to establish joint venture enterprises and provide services in and between the cities of Shanghai, Guangzhou and Beijing; foreign ownership in such joint ventures shall be no more than 25%;

(2)                                  Within one year after accession: the services areas will be expanded to include services in and between an additional 14 cities; foreign ownership shall be no more than 35%;

(3)                                  Within three years after accession: foreign ownership shall be no more than 49%; and

(4)                                  Within five years after accession: there will be no geographic restriction.

The MII has promulgated Measures on the Administration of Telecommunication Business Licenses, which took effect on January 1, 2002.  Those rules apply to the application for, examination and approval of, telecommunications business licenses in China.

Spectrum and Network Number Resources

The MII allocates all telecommunications-related frequencies, including those used in cellular, paging and microwave operations.  The 800 MHZ, 900 MHZ and 1,800 MHZ frequency bands have been reserved for mobile cellular applications and parts of the 150 MHZ and 280 MHZ frequency bands have been reserved for paging applications.  The frequency assigned to a licensee may not be leased or transferred without obtaining the approval of the MII.

The relevant government authorities notified us of an increase in spectrum usage fees in May 2002.  Prior to the increase,  spectrum usage fees for GSM networks were charged at the rate of RMB1 million per MHz of frequency (upward and downward frequencies are aggregately charged as one MHz of frequency) while CDMA networks were not subject to the payment of any spectrum usage fees.  From July 1, 2002, the standard spectrum usage fees for GSM networks and CDMA networks will be charged at the annual rate of RMB15 million per MHz of frequency per year (upward and downward frequencies are charged separately) progressively over a period of three years and a period of five years, respectively.  The current allocation of spectrum usage fees between Unicom Group and us based on the number of subscribers remains unchanged.

The MII is also responsible for the administration of network number resources within China, including cellular network numbers and subscriber numbers.  In January 2003, it issued the Administrative Rules for Telecommunications Network Numbers, which took effect on March 1, 2003.  According to these rules, the telecommunications network number resources are properties of the Chinese government, and the use of number resources by any telecommunications operator is subject to the approval of MII.   Users of number resources, including us, are required to pay a usage fee to the Chinese government.  However, the standard for the usage fee has not yet been determined.  It is also not clear when the standard for the usage fee will be determined and when we will be required to pay such fee.  The new rules also provide for procedures for application for the use, upgrade and adjustment of number resources by telecommunications operators.

Tariff Setting and Price Controls

The levels and categories of our current tariffs are subject to regulation by various government authorities, including the MII, the State Development and Reform Commission (the former State Development and Planning Commission), and, at the local level, the relevant provincial Telecommunications Administration Bureaus and price regulatory authorities.  Under the Telecommunications Regulations, telecommunications tariffs are categorized into state-fixed tariffs, state-guidance tariffs and market-based tariffs.  For example, there are state-guidance tariffs for cellular services, fixed line telephony services and leased lines services that are set jointly by the MII and the State Development and Reform Commission.  Tariffs for telecommunications services where adequate competition has already developed may be set by the service providers as market-based tariffs.  In 1997, the Chinese government granted us preferential treatment by allowing us to vary our cellular tariffs by up to 10% from the state-guidance rates.

The government is required to hold public hearings before setting or changing important state-tariff rates, which are attended by telecommunication operators, consumers and others.  Operators are required to provide complete and adequate cost data and other materials for those hearings.

In December 2000, the MII, the former State Development Planning Commission and the Ministry of Finance jointly issued a tariff adjustment circular, which provides for tariff adjustments for a wide range of telecommunications services.  Effective from February 21, 2001, we have adopted these government tariff adjustments.

Interconnection Arrangements

In 1999, the MII issued provisional regulations on interconnection and settlement arrangements.  These regulations contain specific provisions regarding, among other things, revenue sharing methods and settlement mechanisms and interconnection agreements among telecommunications service providers.  The Telecommunication Regulations reaffirmed the obligations of dominant telecommunications operators in China to provide interconnection with other operators.

The MII adjusted the interconnection revenue sharing and settlement arrangements, effective retroactively from March 21, 2001.  We have entered into interconnection and settlement agreements with China Telecom, China Netcom, China Mobile and China Railcom that implemented the regulatory requirements.

The following table sets forth our interconnection revenue sharing and settlement arrangements with fixed line operators and China Mobile for local calls before and after the regulatory adjustment in 2001.

Network from which calls originated	Network at which calls terminated	Old Settlement Arrangement	New Settlement Arrangement

Unicom’s cellular network	Fixed line operators’ public fixed line network	(1) Unicom collects the cellular usage charge from its subscribers (2) Unicom pays RMB0.05 per minute to fixed line operators	(1) Unicom collects the local cellular usage charge from its subscribers (2) Unicom pays RMB0.006 per 6 seconds to fixed line operators

Fixed line operators’ public fixed line network	Unicom’s cellular network	No revenue sharing or settlement	No revenue sharing or settlement

Network from which calls originated	Network at which calls terminated	Old Settlement Arrangement	New Settlement Arrangement

Unicom’s cellular network	China Mobile’s cellular network	No revenue sharing or settlement	No revenue sharing or settlement

China Mobile’s cellular network	Unicom’s cellular network	No revenue sharing or settlement	No revenue sharing or settlement

The following table sets forth our interconnection revenue sharing and settlement arrangement with fixed line operators and China Mobile for domestic long distance calls before and after the regulatory adjustment in 2001.

Network from which calls originated	Network at which calls terminated	Old Settlement Arrangement	New Settlement Arrangement

Unicom’s cellular network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of such fixed line operator	(1) Unicom collects the domestic long distance tariff from its subscribers (2) Unicom keeps RMB0.14 per minute and pays the rest to fixed line operators

(1)  Unicom collects the domestic long distance tariff and local cal tariff from its subscribers
(2)  Unicom keeps RMB0.006 per 6 seconds and pays the rest of the domestic long distance tariff to fixed line operators

Fixed line operators’ public fixed line network at area A	Unicom’s cellular network at area B (through Unicom’s transmission line)	(1) Fixed line operators collect the domestic long distance tariff (2) Fixed line operators keep RMB0.14 per minute from their subscribers and pay the rest to Unicom	(1) Fixed line operators collect the domestic long distance tariff from their subscribers. (2) Fixed line operators keep RMB0.006 per 6 seconds and pay the rest to Unicom

Fixed line operators’ public fixed line network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of Unicom

(1)  Fixed line operators on the originating end collect the domestic long distance tariff from their subscribers
(2)  Fixed line operators keep RMB0.14 per minute and pay the rest to Unicom
(3)  No settlement between Unicom and fixed line operators on the receiving end

(1)  Fixed line operators on the originating end collect the domestic long distance tariff from their subscribers
(2)  Fixed line operators keep RMB0.006 per 6 seconds and pay the rest to Unicom
(3)  Unicom then pays RMB0.006 per 6 seconds to fixed line operators on the receiving end

Unicom’s cellular network at area A	China Mobile’s cellular network at area B (through China Mobile’s transmission line)	(1) Unicom collects the domestic long distance tariff and local call tariff from its subscribers (2) Unicom keeps RMB0.14 per minute and pays the rest to China Mobile

(1)  Unicom collects the domestic long distance tariff and local call tariff from its subscribers
(2)  Unicom keeps RMB0.006 per 6 seconds and pays the rest of the domestic long distance tariff to China Mobile

China Mobile’s cellular network at area A	Unicom’s cellular network at area B (through Unicom’s transmission line)	(1) China Mobile collects the domestic long distance tariff and local call tariff from its subscribers (2) China Mobile keeps RMB0.14 per minute and pays the rest to Unicom

(1)  China Mobile collects the domestic long distance tariff and local call tariff from its subscribers
(2)  China Mobile keeps RMB0.006 per 6 seconds and pays the rest of the domestic long distance tariff to Unicom

The following table sets forth our interconnection revenue sharing and settlement arrangement with fixed line operators for international long distance calls through their international gateways before and after the regulatory adjustment in 2001.

Type of calls	Old Settlement Arrangements	New Settlement Arrangements

Outgoing calls from Unicom’s cellular network

(1)  Unicom collects the international long distance tariff and local call tariff from its subscribers
(2)  Unicom keeps RMB0.20 per minute and pays over the rest of the international long distance tariff to fixed line operators

(1) Unicom collects the international long distance tariff and local call tariff from its subscribers
(2) Unicom keeps RMB0.006 or RMB0.054 per 6 seconds (depending on whether through Unicom’s domestic long distance transmission line) and pays the rest of the international long distance tariff to fixed line operators

Incoming calls to Unicom’s cellular network	(1) Unicom receives RMB0.63 or RMB0.07 per minute from fixed line operators (depending on whether through Unicom’s domestic long distance transmission line)	(1) Unicom receives RMB0.054 or RMB0.006 per 6 seconds from fixed line operators (depending on whether through Unicom’s domestic long distance transmission line)

The following table sets forth our interconnection revenue sharing and settlement arrangements with fixed line operators for IP telephony long distance calls through our network before and after the regulating adjustment in 2001.

Network from which calls originated	Network at which calls terminated	Old Settlement Arrangement	New Settlement Arrangement

Unicom’s cellular network at area A	Fixed line operators’ public fixed line network at area B (if through Unicom’s IP telephony network)	No revenue sharing or settlement	(1) Unicom collects the IP telephony long distance charges and local call tariff from its subscribers (2) Unicom pays RMB0.006 per 6 seconds to fixed line operators on the receiving end

Fixed line operators’ public fixed line network at area A	Fixed line operators’ public fixed line network at area B (if through Unicom’s IP telephony network)	No revenue sharing or settlement

(1)  Unicom collects the IP telephony long distance charges from its subscribers
(2)  Unicom pays RMB0.006 per 6 seconds to fixed line operators on the receiving end
(3)  No settlement between Unicom and fixed line operators on the originating end

Technical Standards

The MII sets industry technical standards for the Chinese telecommunications industry.  Most of the standards set by the MII conform to the standards recommended by the International Telecommunications Union and other international telecommunications standards organizations.  In cases where the MII has not set certain industry technical standards, we set our own enterprise technical standards.  The MII also requires all network operators in China to purchase only telecommunications equipment certified by the MII, including cellular and paging equipment, radio equipment and interconnection terminal equipment.

Universal Services

Under the Telecommunications Regulations, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the Chinese government, and the MII has been authorized to delineate the scope of its universal service obligations.  The MII may also select universal service providers through a tendering process.  The MII, together with the finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services.  These rules have not yet been promulgated and there are currently no specific regulatory requirements relating to the provision of universal services in China.

Capital Investment

To ensure the orderly development of telecommunications infrastructure and services in China, the State Council has authorized the MII to approve any plan to establish a nationwide telecommunications network or a network involving a total capital investment of RMB50 million to RMB200 million.  The State Council has also authorized the State Development and Reform Commission and the State Economic and Trade Commission to exercise responsibility over the approval of specific aspects of such investment projects.  Approval from the State Council is required for any investment project with a total capital investment in excess of RMB200 million.   Unicom Group is authorized to approve any project with a total investment of less than RMB 50 million, which is equivalent to the approval level delegated to provincial government and ministry authorities.

C.                                    Organizational Structure

We are incorporated in Hong Kong and are 77.47% indirectly owned by the Unicom Group and 22.53% owned by public shareholders as of the date of this annual report.  Set forth below are details of our significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership Interest

China Unicom Corporation Limited	China	100%

Unicom New Century Telecommunications Corporation Limited, or Unicom New Century*	China	100%

Guoxin Paging Corporation Ltd.**	China	100%

*                 Held through our direct wholly-owned subsidiary Unicom New Century (BVI) Limited.

**          Held through our wholly-owned subsidiary CUCL.

D.                                    Properties

Our principal executive offices are located in Beijing.  We also maintain executive offices in Hong Kong.  We own and lease a large number of offices, retail outlets, equipment rooms and base stations throughout China.  For some of those properties we own, we have not obtained land use rights certificates or building ownership certificates.  In some cases, we have not entered into formal lease agreements with the lessors or the lessors do not possess requisite title certificates.  We believe that it is unlikely that we would be denied our right to use a large number of these properties at any given time.  Our controlling shareholder, Unicom Group, has agreed to indemnify us against any loss or damages incurred by us that are caused by or arising from any challenge of, or interference with, our right to use these properties.

Item 5.  Operating and Financial Review and Prospects

You should read the following discussion and analysis together with the selected financial data set forth in Item 3 and the consolidated financial statements included in this annual report.  The financial statements have been prepared in accordance with Hong Kong GAAP, which differs in a number of material respects from US GAAP.  Note 41 to the consolidated financial statements summarizes the significant differences between Hong Kong GAAP and US GAAP as they relate to our financial statements and provides a reconciliation to US GAAP of our net income and shareholders’ equity.

Under Hong Kong GAAP, we have adopted the purchase method to account for our acquisition of Unicom New Century, which became effective on December 31, 2002 under the acquisition agreement.  Under the purchase method, the results of operations and financial condition of the acquired entity are included in the consolidated financial statements of the acquiring entity from the date of the acquisition.  Since the effective date of the acquisition was December 31, 2002, our consolidated financial statements included in this annual report do not include the results of operations of Unicom New Century.  Our consolidated balance sheet as of December 31, 2002 includes the financial position of Unicom New Century, with the difference between the cost of the acquisition and the fair value of the identifiable assets and liabilities acquired being recognized as goodwill, which is amortized on a straight line basis over its beneficial life of 20 years.

Under US GAAP, the acquisition has been accounted for as a transfer of businesses under common control.  Under this method the acquired assets and liabilities have been accounted for at their historical cost under US GAAP and the consolidated financial statements for all periods presented have been retroactively restated as if the acquired entity had always been part of the acquirer.  This method is reflected in the significant differences between Hong Kong GAAP and US GAAP provided in Note 41 to our consolidated financial statements.

Overview

We are an integrated provider of telecommunications services in China and offer a wide range of telecommunications services, including the following, which also constitute our major operating segments:

•                                          GSM cellular service in seventeen provinces and four municipalities (nine provinces and three municipalities prior to the acquisition of Unicom New Century);

•                                          CDMA cellular service in seventeen provinces and four municipalities (nine provinces and three municipalities prior to the acquisition of Unicom New Century);

•                                          Circuit switched international and domestic long distance service nationwide in China;

•                                          IP telephony based international and domestic long distance and data and Internet services nationwide in China; and

•                                          Paging services nationwide in China.

The table below sets forth operating revenue from our major businesses and the respective percentage of our total operating revenue in 2000, 2001 and 2002.

	For the year ended December 31,
	2000		2001		2002
	RMB in millions	% of Total Operating Revenue	RMB in millions	% of Total Operating Revenue	RMB in millions	% of Total Operating Revenue
Total revenue	23,692	100.0%	29,393	100.0%	40,577	100.0%
Total service revenue	21,767	91.9%	28,156	95.8%	38,333	94.5%
GSM	12,188	51.5%	20,505	69.8%	27,388	67.5%
CDMA	—	—	—	—	3,225	8.0%
Long distance revenue	556	2.3%	1,489	5.1%	2,766	6.8%
Data and Internet revenue	540	2.3%	1,820	6.2%	2,793	6.9%
Paging	8,483	35.8%	4,342	14.7%	2,161	5.3%
Sales from telecommunications products	1,925	8.1%	1,237	4.2%	2,244	5.5%

Our service revenue comes primarily from the following:

•                                          Usage fees for our GSM, CDMA, long distance and data and Internet services, including, for our cellular subscribers, roaming-out fees for calls made by them outside their local service areas.  We recognize usage fee revenue when the service is rendered.

•                                          Monthly fees, of fixed amounts, charged to certain of our GSM, CDMA, data and Internet and paging subscribers for access to the relevant service.  We recognize monthly fee revenue in the month during which the services are rendered.

•                                          Connection fees are one time activation fees charged to our GSM cellular and paging subscribers prior to July, 2001 (no longer charged since then).  We recognize connection fee revenue upon activation of service under Hong Kong GAAP.

•                                          Interconnection revenue from other telecommunications operators, including Unicom Group, for calls made from their networks to our networks and roaming-in fees for calls made by cellular subscribers of other operators using our cellular networks.  We recognize interconnection revenue when the relevant calls are made by subscribers.

•                                          Leased line rental revenue from leases of transmission lines on our networks to Unicom Group, business customers and other telecommunications carriers in the PRC.  We recognize leased line rental revenue on a straight-line basis over the relevant lease term.

•                                          Other revenue primarily from valued-added services, such as short message services.  We recognize revenue for valued-added services when the services are rendered.

•                                          Sales of telecommunication calling cards, representing prepaid service fees, are recorded as advances from customers and recognized as revenue when the service is rendered upon actual use of the cards.

We receive revenue from sales of telecommunications products, including handsets and accessories, SIM cards for our GSM service, UIM cards for our CDMA service and pagers.  We recognize revenues from sales of telecommunications products upon passage of title to the buyer.  Our revenue from sales of telecommunications products in 2002 include sales of RMB 488 million of CDMA handsets by our indirect, non-wholly owned subsidiary, Guomai, to Unicom Group.  We believe that the selling price to Unicom Group reflects fair market value and is not lower than the price for sales by Guomai to independent third parties.  See Note 33 to our consolidated financial statements.  Since Guomai is a subsidiary of Guoxin Paging, these revenues are recognized in our paging segment.

Along with the rapid growth of China’s telecommunications industry, particularly in the cellular communications sector, our total operating revenue increased at an annual compound rate of 30.9% between 2000 and 2002.  This increase was primarily the result of the continued growth in revenue of our cellular business, including the growth of our CDMA service since its introduction in 2002, as well as the strong growth of our long distance, data and Internet services.  Our paging revenue has declined over this period as China’s paging market has declined.  We believe that the growth of our cellular businesses and our long distance, data and Internet businesses have resulted in developments in our revenue structure that reflect our strategy of targeting high growth, high margin areas of China’s telecommunications industry.  Service revenue from our cellular businesses as a percentage of total operating revenue increased from 51.5% in 2000 to 75.5% in 2002.  Service revenue from long distance, data and Internet businesses increased to 13.7% of operating revenue in 2002, from 4.6% of our total operating revenue in 2000.  At the same time, service revenue from our paging business as a percentage of total operating revenue decreased from 35.8% in 2000 to 5.3% in 2002.  We aim to further leverage our position as an integrated telecommunications operator in order to continue to drive the growth of our GSM and CDMA cellular businesses and long distance, data and Internet businesses.

The following table sets forth our major operating expense items and operating income, both in terms of amount and as a percentage of total operating revenue in 2000, 2001and 2002.

	For the year ended December 31,
	2000		2001		2002
	RMB in millions	% of Total Operating Revenue	RMB in millions	% of Total Operating Revenue	RMB in millions	% of Total Operating Revenue

Total Operating Revenue	23,692	100.0%	29,393	100.0%	40,577	100.0%
Total Operating Expenses	18,470	78.0%	24,129	82.1%	33,253	82.0%
Leased line and network capacities	1,158	4.9%	853	2.9%	1,583	3.9%
Interconnection charges	1,380	5.8%	2,073	7.1%	3,230	8.0%
Depreciation and amortization	5,734	24.2%	8,262	28.1%	11,256	27.7%
Personnel	1,770	7.5%	2,487	8.5%	3,335	8.2%
Selling and marketing	2,492	10.5%	3,613	12.2%	5,981	14.8%
General, administrative and other expenses	3,743	15.8%	5,499	18.7%	5,632	13.9%
Cost of telecommunications products sold	2,193	9.3%	1,342	4.6%	2,236	5.5%
Operating income	5,222	22.0%	5,264	17.9%	7,324	18.0%

Our major operating expenses include the following:

•                                          Leased line and network capacities charges, representing lease expenses for transmission capacity from other operators and CDMA network capacities from Unicom Group;

•                                          Interconnection expenses, representing amounts paid to other operators, including Unicom Group, for calls from our networks to their networks and roaming-out fees paid to other operators, including Unicom Group, for calls made by our subscribers roaming in their networks;

•                                          Depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets (other than deferred customer acquisition costs of certain CDMA contractual subscribers, which are recorded under selling and marketing expenses);

•                                          Personnel expenses, representing staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes and housing benefits;

•                                          Selling and marketing expenses, including commissions, promotion and advertising expenses and, beginning in 2002, amortization of deferred customer acquisition costs of certain CDMA contractual subscribers;

•                                          General, administrative and other expenses, primarily including operating lease expenses, repair and maintenance costs, provision for doubtful debts and provisions for impairment in the value of property, plant and equipment.  Other components of general, administrative and other expenses include utilities, general office expenses and travel expenses; and

•                                          Costs of telecommunications products sold.

As a percentage of total operating revenue, total operating expenses stayed approximately the same, at 82.0% in 2002 as compared with 82.1% in 2001.  We continue to aim to strengthen management, integrate our businesses and control costs to achieve greater overall efficiency.

For the first three months of 2003, our total unaudited revenue was RMB 15.98 billion, including RMB 10.02 billion from GSM cellular services, RMB 3.41 billion from CDMA cellular services, RMB 0.50 billion from long distance services, RMB 0.81 billion from data and Internet services, RMB 0.37 billion from paging services and RMB 0.87 billion from sale of telecommunications products.

Acquisition of Unicom New Century

On December 31, 2002, we acquired Unicom New Century for cash, which held the GSM cellular assets and businesses and CDMA cellular businesses in eight provinces and one municipality of Unicom Group.  The acquisition further expands our cellular businesses in terms of the size of the cellular markets we serve, the number of our cellular subscribers and the usage of our cellular services.  Under the purchase method of accounting for this transaction, in accordance with Hong Kong GAAP, our consolidated financial statements incorporate the results of operations of Unicom New Century only from the date of the acquisition.  Since the effective date of the acquisition was December 31, 2002, our consolidated financial statements included in this annual report do not include the results of operations of Unicom New Century, but do include the financial position of Unicom New Century as of December 31, 2002.  We expect the acquisition to have a material impact on our overall results of operations going forward.

Under US GAAP, the acquisition is accounted for as a transfer of businesses under common control.  Under this method, the acquired assets and liabilities are accounted for at their historical cost under US GAAP and the consolidated financial statements prepared under US GAAP for all periods presented are retroactively restated as if the acquired entity had always been part of the acquirer since inception.

The following are certain summary consolidated results of operational information for the years ended December 31, 2000, 2001 and 2002 and financial position information as of December 31, 2001 and 2002 for us and Unicom New Century, as separate entities and on a combined basis after the acquisition, prepared under US GAAP.  The financial information prepared under US GAAP reflect retroactive restatement for the acquisition and reconciliation for other differences from Hong Kong GAAP to US GAAP.

	Unicom (before acquisition of Unicom New Century)	Unicom New Century	Elimination	Unicom (after acquisition of Unicom New Century)
	RMB’000	RMB’000	RMB’000	RMB’000

For/as of the year ended December 31, 2002

Results of operations:
Operating revenue	40,243,016	11,560,705	(2,031,068)	49,772,653
Net income	4,499,286	651,326	(3,318)	5,147,294
Basic earnings per share (RMB)	0.36	—	—	0.41

Financial position:
Non-current assets	93,000,469	26,152,900	—	119,153,369
Current assets	27,418,354	4,819,732	(825,599)	31,412,487
Total assets	120,418,823	30,972,632	(825,599)	150,565,856
Non-current liabilities	25,448,161	16,224,990	—	41,673,151
Current liabilities	33,434,846	11,996,877	(822,281)	44,609,442
Total liabilities	58,883,007	28,221,867	(822,281)	86,282,593
Minority interests	566,257	—	—	566,257
Net assets	60,969,559	2,750,765	(3,318)	63,717,006

For/as of the year ended December 31, 2001

Results of operations:
Operating revenue	28,847,088	6,755,481	(752,780)	34,849,789
Net income	4,722,432	351,889	—	5,074,321
Basic earnings per share (RMB)	0.38	—	—	0.40

Financial position:
Non-current assets	80,297,612	21,671,682	—	101,969,294
Current assets	49,957,870	2,938,724	(694,274)	52,202,320
Total assets	130,255,482	24,610,406	(694,274)	154,171,614
Non-current liabilities	39,257,465	16,017,811	—	55,275,276
Current liabilities	28,916,871	8,061,039	(694,274)	36,283,636
Total liabilities	68,174,336	24,078,850	(694,274)	91,558,912
Minority interests	829,405	—	—	829,405
Net assets	61,251,741	531,556	—	61,783,297

For the year ended December 31, 2000

Results of operations:
Operating revenue	22,776,156	2,831,151	(525,161)	25,082,146
Net income	2,181,329	(222,817)	—	1,958,512
Basic earnings per share (RMB)	0.19	—	—	0.17

Critical Accounting Policies

The preparation of our financial statements and this annual report requires us to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities, including contingent assets and liabilities, as at the relevant dates and revenue and expenses for the relevant periods.  We have identified the accounting policies and estimates below as critical to our business operations and an understanding of our results of operations and financial position.  The impact and any associated risks related to these policies on our business operations are discussed throughout this Item 5 where such policies affect our reported and expected financial results.  For a discussion of the application of these and other accounting policies, see Notes 3 and 41 to our consolidated financial statements included in this annual report.  There can be no assurance that actual results will not differ from those estimates and assumptions.

Deferral of CDMA Customer Acquisition Costs

We have been operating the CDMA business since the beginning of 2002.  In order to accelerate the development of the CDMA business and subscriber growth, we have offered certain promotional packages since the second half of that year.  As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA mobile phone handsets were provided to the subscribers for their use at no additional cost to them during the specified contract periods, which range from 6 months to 2 years.  In return, the subscribers are required to incur a minimum amount of service fees during the contract period.  If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given for their use.  In addition, to secure contract performance, these subscribers are required under their contracts to (1) prepay certain non-refundable amounts of service fees or deposits, (2) maintain a bank deposit in one of several designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate us for any loss in the event of the subscriber’s non-performance of related contractual obligations.

We consider the costs of the handsets provided to subscribers under these promotional packages as part of the deferred customer acquisition costs for the development of these new CDMA contractual subscribers.  Such customer acquisition costs are deferred, to the extent recoverable, and amortized over the contract periods to match the actual or minimum contract spending amounts, whichever are higher.  The details of the amortization charges (recorded under “selling and marketing” expenses) for 2002 and carrying amounts of such deferred customer acquisition costs as at year-end under different types of promotional packages for CUCL are set out below (expressed in millions of Renminbi):

	Promotion Packages
	Service fee received in advance	Deposit received	Bank deposit (Restricted)	Bank deposit (Non- Restricted)	Guaranteed by government	Guaranteed by corporations	Guaranteed by individuals	Total
Amortization of deferred customer acquisition costs of CDMA contractual subscribers in 2002	490	50	40	20	30	420	340	1,390
Balances of unamortized deferred customer acquisition costs of CDMA contractual subscribers as at December 31, 2002	1,870	90	130	90	150	1,320	520	4,170

Note:  As at December 31, 2002, there were approximately RMB1,985 million of service fee received in advance, RMB102 million of deposit received and RMB443 million of restricted bank deposits for purposes of ensuring subscriber usage commitments and recovery of handset costs.

In addition, in connection with the preparation and reconciliation of our financial statements in accordance with US GAAP, the results of operation for Unicom New Century have been reflected in the consolidated financial statements under US GAAP for all periods presented as if the acquisition took place since inception.  Details of deferred customer acquisitions costs, by different promotion packages launched by Unicom New Century (expressed in millions of Renminbi):

	Promotion Packages
	Service fee received in advance	Deposit received	Bank deposit (Restricted)	Bank deposit (Non- Restricted)	Guaranteed by government	Guaranteed by corporations	Guaranteed by individuals	Total
Amortization of deferred customer acquisition costs of CDMA contractual subscribers in 2002	210	50	80	—	—	90	310	740
Balances of unamortized deferred customer acquisition costs of CDMA contractual subscribers as at December 31, 2002	670	70	370	—	—	580	130	1,820

Note:  As at December 31, 2002, there were approximately RMB640 million of service fee received in advance, RMB48 million of deposits received and RMB621 million of restricted bank deposit for purposes of ensuring subscriber usage commitments and recovery of handset costs.

We determined our accounting policy of deferring customer acquisition costs of certain CDMA contractual subscribers after a careful evaluation of relevant specific facts and circumstances, and believe that the capitalization of such costs appropriately matches the future contractual revenues due to (1) the high ARPUs and low churn, default or bad debt rates of these subscribers in 2002; (2) our established procedures and the relative low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as non-refundable prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

Therefore, we believe that the deferred handset costs are recoverable from future revenue to be derived from these promotional packages, and the capitalization and amortization of these customer acquisition costs of certain CDMA contractual subscribers to match with future revenue is an appropriate accounting policy.  Furthermore, we continuously assess and evaluate the recoverability of these deferred costs, based on the historical subscriber churn rate and the estimated default rate. Based on our current assessment and evaluation, we believe that no significant recoverability problem existed on the carrying amounts of deferred customer acquisition costs as at December 31, 2002.

We have made the above recoverability assessments using estimates and assumptions based on the current legal and operating environment, in terms of the subscribers’ contract performance and other information currently available to us.  Actual results may differ significantly from our current estimates and assumptions.  If the situation changes significantly in the future, we may need to write down certain non-recoverable deferred customer acquisition costs of certain CDMA contractual subscribers based on conditions at that time.

Lease of CDMA Network Capacity

We have entered into a CDMA network capacity lease agreement with Unicom Group and Unicom Horizon.  Pursuant to this CDMA lease agreement, Unicom Horizon has agreed to lease the capacity of the CDMA network to us covering the nine provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shangdong, Anhui, Hebei, Hubei and the three municipalities of Beijing, Shanghai and Tianjin.  This lease became effective on January 8, 2002.

In addition, on December 31, 2002, we acquired all the equity interests of Unicom New Century, which operates GSM and CDMA cellular businesses in eight provinces and one municipality in the PRC. Unicom New Century has also entered into a CDMA lease agreement with Unicom Group and Unicom Horizon on similar terms and conditions.  This lease also became effective on January 8, 2002.  This lease agreement and our existing lease agreement will be referred to as the CDMA Lease Agreements.

According to the terms of the CDMA Lease Agreements, the initial lease period is for one year, renewable for additional one-year terms at our own option.  In January 2003, we renewed the CDMA Lease Agreements for an additional one-year term.

We are required to assess the appropriate lease classification related to these CDMA network assets at the inception of the lease term in order to ascertain the proper accounting for each reporting period. Factors and related implications we have considered include whether we have the risks and rewards of ownership of these assets.  We have considered whether the existence of the purchase option and the annual renewal options, combined with the related economic penalties, have caused us to take on risks and rewards similar to those that an owner of these assets would bear.

Unicom Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all contracts with suppliers and constructors.  We believe we only bear the operational risks of our CDMA business during the relevant leasing periods and are free from any ownership risks of the CDMA network.  According to the terms of the CDMA Lease Agreements, our initial lease period is only one year, with renewal for additional one-year terms at our own option.  We have the option to determine whether we will renew and continue the lease, and if we decide to renew, how much capacity we will lease.  We also have the option to decide whether we will exercise the purchase option based on the future operating performance and market environment of the CDMA business subject to approvals obtained from our independent minority shareholders.  Accordingly, if the CDMA business turns out to be unsuccessful, we have no obligation to continue the lease of any of the CDMA network capacity or to exercise the purchase option.  Or, we could continue to lease nominal capacity in order to ensure that nobody else takes possession of the assets to compete with us in our service areas.

In general, the classification of leases is dependent on whether the risks and rewards of ownership of lease assets rest substantially with the lessor or the lessee.  Leases that substantially transfer to the lessee all the risks and rewards of ownership of lease assets are accounted for as finance leases; and leases where substantially all the risks and rewards of ownership of lease assets remain with the lessor are accounted for as operating leases.  When performing this assessment, we considered a number of factors above that required significant judgment.

From the inception of the CDMA Lease Agreements, there has been a high degree of uncertainty related to the market condition and operating results of the CDMA business.  It remains highly uncertain whether we will continue to lease the network in the future.  Even if we do so, we are unable to estimate the future network capacity we would lease.  We are also unable to determine whether or not we will eventually exercise the purchase option.  Given these uncertainties and due to the fact that the risks associated with the ownership of assets substantially remain with Unicom Group and Unicom Horizon, we account for the leases of CDMA network capacity as operating leases for the initial lease periods, estimated to be three years, so as to reflect the respective rights and obligations of the parties to the lease arrangements.  At the end of the lease term, as defined under GAAP, we will reassess the appropriate classification based on the relevant facts and circumstances available at that time.

Under the above policy, only the operating lease expense has been recorded in our income statement since the commencement of CDMA network capacity leasing, whereas the liability and value of the underlying asset is not reflected on the balance sheet.  For the year ended December 31, 2002, we recorded lease expense of approximately RMB 890 million for leasing in the first phase of the CDMA network capacity in the service areas of CUCL.

Impairment of Assets

As of the end of each year, we conduct a full review of various information to identify indications that the carrying values of our property, plant and equipment, construction-in-progress, goodwill, investment in securities and investments in associates may be impaired.  If such an indication exists, we will also estimate the related asset’s recoverable amount.  To the extent that the estimated recoverable amount of an asset is lower than its carrying amount, an impairment loss is recognized in the income statement.  The information used to identify indications of impairment and assess any impairment loss might be subjective in nature and the interpretation and application of such information requires judgment, the result of which directly affects whether an impairment assessment is performed and the amount of any impairment loss as at any given balance sheet date.

In 2001, our paging business in certain provinces experienced a decline in revenue and an increase in loss of subscribers, which led to an operating loss.  As a result, the carrying amounts of certain assets (including telecommunications equipment and goodwill related to the business) of our paging businesses exceeded their values in use, and provision for impairment loss of these assets was made accordingly, for and as of the year ended December 31, 2001, to properly reflect their recoverable amounts.  Value in use was determined based on the expected discounted future net cash flows generated from the continuing use of the paging assets.  In estimating the discounted future net cash flows, we made certain key assumptions, including the appropriate discount rate adopted, utilization of the assets, the period covered by the cash flow forecast, the impact of the continuous decline of the traditional paging business, the incremental cash flows from new paging businesses and the adoption of cost reduction plans.  All these assumptions and estimations are based on historical trends adjusted for the current market situation (including the physical conditions of these assets) and our forecast of the future development of new paging businesses, commensurate with the risks involved.  Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of these assets.  Consequently, based on these assumptions and our best estimates, we recorded impairment losses of paging assets for the year ended December 31, 2001 amounting to approximately RMB633 million.

In 2002, our paging business continued to experience a decline, at a faster rate than in 2001, in revenue and loss of subscribers and again led to an operating loss.  The continued decline in our paging business was due to decline in the traditional paging business, while new value-added paging businesses were still at their initial development stage.  We have conducted a review for impairment of our paging assets based on these developments, using the above described methodology and criteria, including assumptions and estimates updated for current circumstances and experience.  From this review, we believe, based on the totality of relevant factors, including the future prospects for revenue and earnings from new value-added paging businesses, the estimated recoverable amount of our paging assets is not lower than their carrying amounts, which is RMB 4.19 billion in telecommunications equipment and RMB 1.02 million in goodwill as of December 31, 2002.  Consequently, we have not made any impairment provision for and as of the year ended December 31, 2002.

Since we made our assessment based on estimates and assumptions as described above, actual developments in the future may differ from our current belief.  As a result, to the extent our assumptions and estimations differ significantly from actual events and circumstances, we may need to make additional impairment provisions in the future.

Provision for Doubtful Debts

Accounts receivables are stated at cost, less provision for doubtful debts.  We evaluate specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible.  We record a provision based on our best estimates to reduce the receivable balance to the amount that is expected to be collected.  We make such estimates based on our past experience, historical collection patterns, subscribers’ credit worthiness and collection trends.

If circumstances change (e.g. due to factors including developments in our business and the external market environment), we may need to re-evaluate our policies on doubtful debts, and make additional provisions in the future.

Income Tax and Deferred Taxation

Income tax is provided for based on income before tax for statutory financial reporting purposes, adjusted for income and expense item that are not assessable or deductible for tax purposes and taking into consideration any preferential tax treatment to which we are entitled.

Deferred taxation is provided for under the liability method, at the current tax rate, in respect of temporary differences between income as computed for taxation purposes and income as stated in our income statement, except where it is considered probable that no liability will arise or no tax asset will crystallize in the foreseeable future.  A deferred tax asset is not recognized unless we expect related benefits to crystallize in the foreseeable future.

In the preparation of our financial statements, we estimate our income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, any special approvals obtained from relevant tax authorities and any preferential tax treatment to which we are entitled in each location or jurisdiction in which we operate.  This process involves an estimation made by us about our current tax exposure together with an assessment of temporary differences resulting from different treatment of items for tax and accounting purposes in order to determine the amount of tax provisions for the period.  We believe we have recorded adequate tax provisions based on our best estimates and assumptions.  For the evaluation of temporary differences, we have assessed the likelihood that our deferred taxes could be deferred and recovered.  Major deferred tax components include interests on loans from CCF joint ventures, loss arising from terminations of CCF arrangements, income tax on advances from subscribers and prepaid telephone cards, impairment provisions for plant, property and equipment and other long-lived assets, provisions for doubtful debts and write-down of inventory to net realizable value and additional depreciation deductible for tax purpose.  Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to RMB1.33 billion and RMB1.58 billion as of December 31, 2002 and 2001, respectively.  Deferred tax assets are recognized based on our belief, from our estimates and assumptions, that they will be recovered from taxable income from continuing operations in the foreseeable future.

We believe we have recorded adequate current and deferred taxes based on prevailing tax rules and regulations and our current best estimates and assumptions.  In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxes may be necessary.

Operating Results

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

In 2002, our operating revenue continued to increase rapidly, by 38.0% from RMB 29.39 billion in 2001 to RMB40.58 billion in 2002.  This growth was principally due to continued growth from our GSM cellular business, as well as the introduction and growth of our CDMA cellular business.  Our cellular businesses continued to increase in their percentage contribution to our business.  Our long distance and data and Internet businesses also continued to grow quickly in terms of operating revenues and in their contribution to our business.

Due to factors discussed below, in 2002 our operating expenses grew 37.8%.  As a result our operating income increased by 39.1% to RMB7.32 billion, while our operating margin remained steady at 18.0%, as compared with 17.9% in 2001.  Operating margin in our GSM cellular business improved slightly, from 26.3% in 2001 to 27.2% in 2002.  Our CDMA business recorded an operating loss for its first year, but operating results in the second half of 2002 showed improvement from the first half as that business continued to develop.  In our long distance business, operating income increased 4.9% in 2002 and operating margin, while remaining high at 29.5% in 2002, decreased from 41.4% in 2001.  In our data and Internet businesses, continued rapid growth in operating revenues, together with our successful efforts to control growth in operating expense, resulted in improvement from an operating loss in 2001 to an operating profit in 2002.  Our traditional paging business continued to decline, and despite our focus on cost cutting and development of new value-added paging services, it still experienced an operating loss in 2002.

Our net income in 2002 increased by 2.5% to RMB 4.57 billion, at a slower growth rate than the growth rate of our operating revenue and operating income, for reasons as discussed below.

Operating Revenue

Operating revenue from our GSM cellular business grew rapidly and continued to be the major force behind our total operating revenue growth, contributing over half of such growth in 2002.  Our CDMA business, introduced in January 2002, reached RMB 3.65 billion in operating revenue in 2002, contributing 32.6% of our total operating revenue growth in that year.  Operating revenues from our GSM and CDMA cellular businesses represented 69.3% and 9.0%, respectively, and 78.3% together, of our total operating revenue in 2002, as compared with 72.5% for our GSM business in 2001.  Operating revenues from our long distance and data and Internet businesses also increased rapidly, together contributing 20.9% of our total operating revenue growth in 2002.  Operating revenues from our long distance and data and Internet businesses represented 6.8% and 6.9%, respectively, of our total operating revenue in 2002, as compared with 5.1% and 6.2%, respectively, in 2001.  The growth in our total operating revenue was offset by the continued significant decline in operating revenue from our paging business, which also declined as a percentage of our total operating revenue from 16.2% in 2001 to 8.0% in 2002.  We believe the changes in our operating revenue composition reflect our focus on high growth businesses.

Cellular Revenue

For the reasons discussed below, operating revenues from our GSM and CDMA cellular businesses together increased by 48.9%, from RMB21.33 billion in 2001 to RMB31.76 billion in 2002.

GSM Cellular Business  Operating revenue from our GSM cellular business increased by 31.8%, from RMB 21.33 billion in 2001 to RMB 28.11 billion in 2002, primarily due to a 42.9% increase in our subscriber base, from 27.03 million at the end of 2001 to 38.62 million at the end of 2002, and continued growth in total usage, as well as growth in revenue from value-added services.  As a result of continuing cellular penetration expansion, an increase in the proportion of low-usage subscribers among new subscribers, an increased number of pre-paid subscribers, and increasing market competition negatively affecting effective pricing, ARPU from this business declined 20.0%, from RMB 86.3 in 2001 to RMB 69.0 in 2002.  Post-paid ARPU decreased by 13.3%, from RMB 94.8 in 2001 to RMB 82.2 in 2002, while pre-paid ARPU decreased by 14.7%, from RMB 63.4 in 2001 to RMB 54.1 in 2002.  Average MOU decreased 3.3%, from 161.2 in 2001 to 155.8 in 2002.  These rates of decline were slower in 2002 than in 2001.  (The foregoing operational statistics do not include the effects of the acquisition of Unicom New Century.)

Revenue from pre-paid GSM cellular service was RMB 10.08 billion in 2002, a 145.9% increase from RMB4.10 billion in 2001.  Revenue from pre-paid services accounted for 35.9% of the service revenue from our GSM cellular business in 2002, an increase from 20.5% of the total service revenue from cellular business in 2001.  Pre-paid subscribers accounted for 66.6% of our new customers in 2002, compared to 58.7% in 2001.

The table below sets forth the revenue composition of our GSM cellular business and each revenue item’s respective share of total GSM operating revenue in the years 2000, 2001 and 2002.

	2000		2001		2002
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total

Operating Revenue	12,884	100.0%	21,326	100.0%	28,109	100.0%
Service Revenue	12,188	94.6%	20,505	96.2%	27,388	97.4%
Usage Fee	8,212	63.7%	14,938	70.0%	20,275	72.1%
Monthly Fee	2,476	19.2%	3,660	17.2%	4,169	14.8%
Connection Fee	518	4.0%	205	1.0%	—	—
Interconnection Revenue	754	5.9%	1,262	5.9%	1,710	6.1%
Others	228	1.8%	440	2.1%	1,234	4.4%
Sales of Telecommunications Products	696	5.4%	821	3.8%	721	2.6%

Due to the growth in total usage of our GSM cellular services and the increasing proportion of pre-paid cellular subscribers (who do not pay monthly fees), usage fees for GSM cellular services increased by 35.7%, from RMB14.94 billion in 2001 to RMB20.27 billion in 2002, and represented 74.0% of total GSM service revenue in 2002, as compared with 72.8% in 2001.  For the same reasons, monthly fees for GSM cellular services increased by 13.9%, from RMB3.66 billion in 2001 to RMB4.17 billion in 2002, and represented 15.2% of total GSM service revenue in 2002, as compared with 17.9% in 2001.  Interconnection revenue increased by 35.5%, from RMB1.26 billion in 2001 to RMB1.71 billion in 2002, and as a percentage of total GSM cellular service revenue, stayed roughly the same at 6.2%.  The increase in interconnection revenue resulted from rapid growth in incoming traffic from other networks as cellular coverage and subscriber bases continued to expand.

While continuing to meet the diverse needs of our customers in the mass market, our GSM cellular business aims to actively pursue mid- to high-end customers through the development and promotion of value-added services.  Revenue from our GSM value-added cellular services increased six-fold, from RMB0.14 billion in 2001 to RMB0.84 billion in 2002.  Its share of total GSM service revenue increased from 0.7% in 2001 to 3.1% in 2002.  Of the total revenue from GSM value-added cellular services, revenue from short messaging services increased 4.6 times from RMB0.10 billion in 2001 to RMB0.46 billion in 2002, and its share of total GSM service revenue grew from 0.5% in 2001 to 1.7% in 2002.  Revenue from value-added services contributed significantly to the increase of our total GSM cellular revenue and, we believe, will continue to enhance our competitiveness in this business.

CDMA Cellular Business.  We began to provide CDMA cellular services on a trial basis on January 8, 2002.  Since then, our CDMA subscriber base has expanded rapidly as the market became more familiar with our CDMA services.  The growth in our CDMA subscriber base boosted revenue from the CDMA cellular business.  Operating revenue from our CDMA cellular business reached RMB3.65 billion in 2002, RMB3.19 billion of which was realized in the second half of 2002, an increase of 600% from the first half of the year.  Our CDMA marketing strategy, which seeks to differentiate our CDMA services from our GSM services, has resulted in a rapid increase in the CDMA subscriber base, while successfully positioning the CDMA business in the marketplace as a service that targets mid- and high-end and young, style-conscious customers, but at the same time encompasses the mass market.  ARPU for our CDMA cellular business reached RMB172.3 in 2002, RMB90.1 higher than the ARPU of RMB82.2 for GSM post-paid cellular services.

The table below sets forth the revenue composition of our CDMA cellular business and each revenue item’s respective share of total CDMA operating revenue in the first half of 2002 and for the full year ended December 31, 2002.

	As of June 30, 2002		As of December 31,2002
	RMB in million	As percentage of total	RMB in million	As percentage of total
Operating Revenue	454	100.0%	3,648	100.0%
Service Revenue	354	78.0%	3,225	88.4%
Usage Fee	244	53.8%	2,231	61.2%
Monthly Fee	86	18.9%	713	19.5%
Interconnection Revenue	18	4.0%	184	5.0%
Others	6	1.3%	97	2.7%
Sales of Telecommunications Products	100	22.0%	423	11.6%

CDMA usage fees reached RMB2.23 billion in 2002, representing 69.3% of CDMA service revenue, while CDMA monthly fees reached RMB0.71 billion, representing 22.2% of CDMA service revenue.  Service revenue as a percentage of operating revenue from CDMA cellular business increased from 78.0% in the first half of 2002 to 88.4% for the year ended 2002. At the same time, revenue from sales of telecommunications products as a percentage of operating revenue from CDMA cellular business decreased from 22.0% in the first half of 2002 to 11.6% for the year ended 2002.

Long Distance and Data and Internet Revenue

Operating revenue from our long distance and data and Internet businesses reached RMB5.58 billion, an increase of 68.6% from 2001.  We believe the rapid growth in our long distance and data and Internet businesses demonstrates our positive long-term development outlook as an integrated telecommunications operator.

Long Distance Business.  Operating revenue from our traditional circuit switched long distance business increased by 86.7%, from RMB1.49 billion in 2001 to RMB2.78 billion in 2002, as our nationwide long distance coverage expanded and interconnection improved.

Data and Internet Business.  We fully leveraged our competitive advantages as an integrated telecommunications operator and, by using our uniform and advanced integrated data communication platform, we continued to effectively expand the usage of our IP telephony services (both domestic and international) while also focusing on the development of value-added data services such as FR, ATM and VPN services.  At the same time, we actively pursued the development of integrated data, voice and video connection services.  As a result of these efforts, operating revenue from our data and IP telephony services increased 40.6% from RMB1.55 billion in 2001 to RMB2.18 billion in 2002.

Operating revenue from our Internet business increased from RMB0.27 billion in 2001 to RMB0.62 in 2002, an increase of 129.6%.  This growth resulted from our efforts to continue to develop dedicated and dial-up connection services, and also explore other markets according to demand, such as VPN/VPDN, IDC, in-bound and out-bound international roaming and actively developed mobile Internet businesses, such as “Ruyi” mailboxes, short message download and mobile payment.

Paging Revenue

Paging operating revenue declined 31.9%, from RMB 4.76 billion in 2001 to RMB3.24 billion in 2002.  Paging service revenue (excluding sales of paging-related telecommunications products) declined 50.2%, from RMB4.34 billion in 2001 to RMB2.16 billion in 2002.  This decline was due to continued decline in the traditional paging business, while new value-added paging businesses were still at their initial development stage.  We have continued to focus on developing new value-added paging businesses, including by leveraging our other services and overall strengths as an integrated telecommunications operator.  Operating revenues from valued-added services grew 241.7%, from RMB 0.12 billion in 2001 to RMB 0.41 billion in 2002 (including inter-segment revenues from other business segments).

In accordance with the terms of a CDMA handset procurement framework agreement between Unicom Group and Guomai, an indirect, non-wholly-owned subsidiary of our company, Unicom Group agreed to purchase CDMA handsets through Guomai in an effort to accelerate the growth of the CDMA handset market and CDMA services. This connected transaction resulted in an increase of revenue from sales of telecommunication products from RMB0.42 billion in 2001 to RMB1.08 billion in 2002. This revenue is recorded in the paging segment as Guomai is a subsidiary of Guoxin Paging.

Operating Expenses

Our operating expenses increased by RMB9.12 billion, or 37.8%, to RMB33.25 billion in 2002 from RMB24.13 billion in 2001.  As discussed below, a 36.2% increase in depreciation and amortization expenses, though not as fast as the increase in our total operation revenue, was the single biggest factor in the increase in operating expenses.  In addition, due to the launch of our CDMA business, selling and marketing expenses (which include the amortized portion of deferred customer acquisition costs under special promotional packages with certain CDMA contractual subscribers), leased lines and network capacities expenses (which include the expenses from the CDMA network leases) and cost of telecommunication equipment sales (which includes the costs of CDMA handsets sold) all increased faster than our operating revenue in 2002.  Nevertheless, due to our focus on tightening cost control, increasing operational efficiency from economies of scale and sharing of networks, businesses, subscribers and sales resources, our operating expenses as a percentage of total revenue stayed roughly the same at 82.0% in 2002, as compared with 82.1% in 2001.  We will continue to focus on cost control and optimization of our expense structure in order to ensure continued growth in earnings.

The table below illustrates the major expense items from 2000, 2001 and 2002 and their respective share of total operating revenue.

	For the year ended December 31,
	2000		2001		2002
	RMB in million	% of Total Revenue	RMB in million	% of Total Revenue	RMB in million	% of Total Revenue
Total Operating Expenses	18,470	78.0%	24,129	82.1%	33,253	82.0%
Leased lines and network capacities	1,158	4.9%	853	2.9%	1,583	3.9%
Interconnection charges	1,380	5.8%	2,073	7.1%	3,230	8.0%
Depreciation and amortization	5,734	24.2%	8,262	28.1%	11,256	27.7%
Personnel	1,770	7.5%	2,487	8.5%	3,335	8.2%
Selling and marketing	2,492	10.5%	3,613	12.2%	5,981	14.8%
General, administrative and other expenses	3,743	15.8%	5,499	18.7%	5,632	13.9%
Cost of telecommunications products sold	2,193	9.3%	1,342	4.6%	2,236	5.55%

Leased Lines and Network Capacities.  We effectively reduced our leased lines expenses by extending and optimizing our nationwide fiber optic network and improving the allocation and coordination of network resources.  However, as a result of the additional lease expense of RMB0.89 billion incurred in connection with the lease of CDMA network capacities from Unicom Group beginning in January 2002, our leased lines and network capacities expense increased by 85.5%, from RMB0.85 billion in 2001 to RMB1.58 billion in 2002.  Leased lines and network capacities expense as a percentage of total operating expenses increased from 2.9% in 2001 to 3.9% in 2002.  The foregoing factors, as well as decreased paging service volumes, resulted in a 55.7% decrease in leased line expenses in our paging business, from RMB0.31 billion in 2001 to RMB0.14 billion in 2002.

Interconnection Charges.  Interconnection charges increased by 55.8%, from RMB2.07 billion in 2001 to RMB3.23 billion in 2002, primarily due to growth of such expense in our cellular businesses, including from the launch of our CDMA cellular business, as well as in our long distance business.  The growth in this expense was primarily due to the growth of our service volumes in these businesses, including from the expansion of our networks and our subscriber base, and as a result, increased interconnection traffic volume.  Interconnection charges as a percentage of total operating revenue increased from 7.1% in 2001 to 8.0% in 2002.

Depreciation and Amortization.  Depreciation and amortization expenses increased by RMB3.0 billion, or 36.2%, from RMB8.26 billion in 2001 to RMB11.26 billion in 2002.  The increase in depreciation and amortization expenses constituted 32.9% of the RMB9.12 billion total increase in our operating expenses, making this expense the biggest factor in the increase in total operating expenses.  Rising depreciation and amortization expenses resulted from expanded network capacity, primarily in connection with the development of the GSM cellular business, and further growth in overall assets.  The share of depreciation and amortization expenses as a percentage of total operating revenue decreased from 28.1% in 2001 to 27.7% in 2002.

Personnel.  Despite the consistent and rapid growth of our various business segments, we have emphasized efficient and rational allocation of human resources and fully utilized incentive based employee compensation.  Through our compensation structure, which is tied to both individual performance and our financial results, we are able to promote competition, retain and attract talented employees and make our company more dynamic, and thus steadily raise our productivity.  As of the end of 2002, we employed 29,332 employees, a decrease of 2.1% from 29,973 at the end of 2001.  Our personnel expenses were RMB3.34 billion in 2002, constituting 8.2% of total operating revenue, a decrease from 8.5% in 2001.  Personnel costs in our paging business declined by 40.8%, from RMB0.94 billion in 2001 to RMB0.56 billion in 2002, reflecting a decreased number of employees in the business.  Such employees were in many cases redeployed to our other growing businesses, to improve customer service and otherwise address the personnel needs of such businesses.  This increase in personnel at such businesses was a factor, in the increased personnel costs in those businesses in 2002.

Selling and Marketing.  Selling and marketing expenses increased by RMB2.37 billion, or 65.5%, from RMB3.61 billion in 2001 to RMB5.98 billion in 2002.  The increase in selling and marketing expenses constituted 26.0% of the RMB9.12 billion total increase in our operating expenses, making this expense the second biggest factor in the increase in total operating expenses.  Selling and marketing expenses as a percentage of total operating revenue increased from 12.2% in 2001 to 14.8% in 2002, mainly due to the continued growth in the customer base of our various business segments, which consequently increased our commission payments to sales agents, and marketing expenditures in connection with the promotion for our CDMA cellular business.  Of the total amount of the increase in selling and marketing expenses, RMB1.39 billion were amortization expenses related to the customer acquisition costs of certain CDMA contractual subscribers.

Sales commissions increased by 29.8%, from RMB2.82 billion in 2001 to RMB3.66 billion in 2002.  Advertising and promotion expenses increased by 24.1%, from RMB0.79 billion in 2001 to RMB0.98 billion in 2002.  Sales and marketing expenses in our GSM cellular business increased by 7.1%, from RMB2.49 billion in 2001 to RMB2.66 billion in 2002.  Sales and marketing expenses in our long distance business increased by 94.5%, from RMB0.16 billion in 2001 to RMB0.31 billion in 2002.  Sales and marketing expenses in our data and Internet business increased by 18.1%, from RMB0.55 billion in 2001 to RMB0.65 billion in 2002.  The increase in sales and marketing expenses was partially offset by a 50.1% decrease in such expenses in our paging business, from RMB0.48 billion in 2001 to RMB0.24 billion in 2002.

General, Administrative and Other Expenses.  Primarily as a result of cost cutting in our declining paging business, as well as our strict control of administrative expenses in our cellular businesses, our general, administrative and other expenses increased by only 2.4%, from RMB5.50 billion in 2001 to RMB5.63 billion in 2002.  As a percentage of total operating revenue, general, administrative and other expenses decreased from 18.7% in 2001 to 13.9% in 2002.

Our provision for doubtful debts increased 79.7%, from RMB0.54 billion in 2001 to RMB0.97 billion in 2002.  The increase mostly occurred in our GSM cellular business, mainly as a result of revenue growth, increasing market competition and increased cellular penetration resulting in a greater proportion of lower-end users among new GSM cellular subscribers.  Provision for doubtful debts as a percentage of total service revenue increased from 1.9% in 2001 to 2.5% in 2002, while provision for doubtful debts as a percentage of total service revenue in our GSM cellular business increased from 2.5% in 2001 to 2.9% in 2002.  Provision for doubtful debts as a percentage of total service revenue in our CDMA cellular business was 1.3% in 2002.

General, administrative and other expenses in our GSM cellular business increased 10.7% from 2001 to 2002, mainly due to an increase in provision for doubtful debts.  General, administrative and other expenses increased 75.7% from 2001 to 2002 in our long distance business, and 64.7% in our data and Internet business.

Cost of Telecommunications Products Sold.  The cost of telecommunications products sold increased by 66.6%, from RMB1.34 billion in 2001 to RMB2.24 billion in 2002, mainly due to our entry into the CDMA handset sales market in connection with our launch of the CDMA services since January 2002.  These costs of telecommunications products related to the CDMA handsets that were sold independently, without any service contract promotions.

Operating Income

In 2002, our operating revenue increased by 38.0%, while our operating expenses increased by 37.8%.  As a result, our operating income increased 39.1%, from RMB5.26 billion in 2001 to RMB7.32 billion in 2002, and our operating margin increased slightly from 17.9% in 2001 to 18.0% in 2002.

GSM Cellular Business.  In our GSM cellular business, operating income increased by 36.0%, from RMB5.61 billion in 2001 to RMB7.64 billion in 2002, reflecting the 31.8% growth in operating revenue, as well as our efforts to control operating expenses, which increased 30.3%.  Our operating margin in our GSM cellular business increased from 26.3% in 2001 to 27.2% in 2002

CDMA Cellular Business.  We incurred an operating loss of RMB0.99 billion in 2002 for our CDMA business.  We incurred an operating loss of RMB0.60 billion for the first six months of 2002 and an operating loss of RMB0.39 billion in the second half of 2002, reflecting improving performance as that business continued to develop from its launch in January 2002.

Long Distance Business.  In our long distance business, although operating revenue grew 47.0% in 2002, operating income increased 4.9%, from RMB0.97 billion in 2001 to RMB1.02 billion in 2002, primarily because of faster increases in interconnection expenses, sales and marketing expenses and general and administrative expenses.  As a result, our operating margin in our long distance business, while remaining high at 29.6% in 2002, decreased from 41.4% in 2001.

Data and Internet Business.  In our data and Internet businesses, we had an operating profit of RMB0.38 billion in 2002, as compared to an operating loss of RMB0.27 billion in 2001.  This resulted from the continued rapid growth, at 58.2%, in operating revenues in this business, together with our successful efforts to control operating expenses, which grew 24.3%.

Paging Business.  As our traditional paging business continued to decline, our focus on the development of new value-added paging services resulted in operating losses declining from RMB0.97 billion in 2001 to RMB0.62 billion in 2002.

Net Income

Financial Income and Expenses.  Our financial income decreased from RMB2.10 billion in 2001 to RMB0.47 billion in 2002, mainly due to a decline in interest income resulting from a reduction in our short term bank deposits (which were largely original proceeds from our initial public offering) and overall reduced applicable interest rates.  Our financial expenses decreased by 23.1%, from RMB1.92 billion in 2001 to RMB1.47 billion in 2002, primarily reflecting lower applicable interest rates.  The above factors resulted in a net financial expense of RMB1.00 billion in 2002, as compared to net financial income of RMB0.18 billion in 2001.

Income Tax.  Our income tax increased from RMB1.04 billion in 2001 to RMB1.75 billion in 2002. Our effective tax rates in 2001 and 2002 were 19.1% and 27.8%, respectively.  The higher effective tax rate in 2002, as compared with 2001, was due to the greater proportion, in income before tax for 2001, represented by interest income from short term bank deposits in Hong Kong (largely proceeds from our initial public offering), which was not subject to income tax in 2001.

Net Income.  For reasons analyzed in the above discussion, our net income grew by 2.5%, from RMB4.46 billion in 2001 to RMB4.57 billion in 2002. Earnings per share rose by 2.5%, from RMB0.355 in 2001 to RMB0.364 in 2002.

Impact of Differences between Hong Kong GAAP and US GAAP

In addition to the above management discussion and analysis of our results of the operation under Hong Kong GAAP between the years ended December 31, 2002 and 2001, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with US GAAP, we believe the following significant accounting differences between Hong Kong GAAP and US GAAP would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2002 and 2001 under US GAAP.  See also Note 41 to the consolidated financial statements for a complete summary of all significant accounting differences between Hong Kong GAAP and US GAAP that are relevant to us.

Under Hong Kong GAAP, the acquisition of Unicom New Century on December 31, 2002 has been accounted for under the purchase method. Accordingly, the acquired results of operations have been incorporated into our operating results only from the date of the acquisition. In contrast, under US GAAP, our acquisition of Unicom New Century has been accounted for as a transfer of businesses under common control. Under this method, the acquired assets and liabilities have been accounted for at historical cost under US GAAP and the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if the acquired entity had always been part of the acquirer.

In addition, under Hong Kong GAAP, we recognized upfront non-refundable revenue, such as connection fee, when received upon completion of activation services. Under US GAAP, this upfront non-refundable revenue and the related direct incremental costs incurred are deferred and recognized over the estimated customer service periods.

Under Hong Kong GAAP, goodwill is amortized over the expected economic lives of the acquired businesses. Under US GAAP, upon the adoption of Statements of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) by us on January 1, 2002, we no longer amortize goodwill but, rather, assess the goodwill of each identified reporting unit for impairment annually.  The adoption of SFAS 142 has resulted in a cumulative effect of accounting change of RMB 42,175,000 (net of tax impact in the amount of RMB 20,773,000) on January 1, 2002 and has been reflected in our condensed consolidated statement of income for the year ended December 31, 2002 under US GAAP.

Other than the above, there are no major material differences between Hong Kong GAAP and US GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2002 and 2001. Taking into account the operating results of the above and operating results of the acquired business, our combined operating revenue under US GAAP increase from RMB34.85 billion in 2001 to RMB49.77 billion in 2002, representing an increased of 42.8%. Our net income under US GAAP increased slightly (by 1.4%) from RMB5.07 billion in 2001 to RMB5.15 billion in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total revenue increased by 24.1%, from RMB23.69 billion in 2000 to RMB29.39 billion in 2001.  Our service revenue increased by 29.3%, from RMB21.77 billion in 2000 to RMB28.16 billion in 2001, and the share of service revenue in total revenue increased from 91.9% in 2000 to 95.8% in 2001.  Net income increased by 37.8%, from RMB3.23 billion in 2000 to RMB4.46 billion in 2001, and basic net income per share increased from RMB0.289 in 2000 to RMB0.355 in 2001.

Operating Revenue

Our operating revenue increased by 24.1%, from RMB23.69 billion in 2000 to RMB29.39 billion in 2001, primarily due to the rapid growth in our GSM cellular business and our long distance and data and Internet businesses.  Operating revenue from our GSM cellular business increased its contribution to our operating revenue to 72.5% in 2001, from 54.4% in 2000.  Growth in these areas more than offset a 51% decline in revenues from our paging business.

Cellular Revenue

Our GSM cellular business continued to record rapid growth in 2001.  Operating revenue from our GSM cellular business grew by 65.5%, from RMB12.88 billion in 2000 to RMB21.33 in 2001, primarily due to an 111.7% increase in our subscriber base, from 12.77 million at the end of 2000 to 27.03 million at the end of 2001, and continued growth in total usage.  As a result of expanding market penetration, an increase in the proportion of low-usage subscribers among new subscribers, an increase in pre-paid subscribers, discontinuation of connection fees, the reduction of long distance tariffs and increasing market competition negatively affecting effective pricing, ARPU of our GSM cellular subscribers decreased by 30.6% from RMB124.30 in 2000 to RMB86.30 in 2001.  ARPU for post-paid customers decreased by 26.5%, from RMB129.0 in 2000 to RMB94.80 in 2001.  ARPU for pre-paid customers decreased by 15.6%, from RMB75.10 in 2000 to RMB63.40 in 2001.  Average minutes of usage, or MOU, per subscriber per month decreased 10.2%, from 179.5 in 2000 to 161.2 in 2001.

Revenue from pre-paid GSM cellular service was RMB4.10 billion in 2001, a 530.8% increase from RMB0.65 billion in 2000.  Revenue from pre-paid services accounted for 20.5% of the service revenue from our GSM cellular business in 2001, an increase from 5.3% of the total service revenue from cellular business in 2000.  Pre-paid subscribers accounted for 58.7% of our new customers in 2001, compared to 24.3% in 2000.

Service revenue from our GSM cellular business increased by 68.2%, from RMB12.19 billion in 2000 to RMB20.51 billion in 2001.

Usage Fee.  Usage fee revenue from our GSM cellular business increased by 81.9%, from RMB8.21 billion in 2000 to RMB14.94 billion in 2001.  The increase was primarily due to the increase in the number of cellular subscribers.  Usage fees accounted for 72.8% of the total service revenue from our GSM cellular business (which excludes sales of cellular telecommunication products) in 2001, as compared with 67.4% in 2000.  The increase in usage fees as a percentage of service revenue reflected the growth of our pre-paid service, which has higher airtime charges but no monthly fees, and also the discontinuation of connection fees in 2001.

Monthly Fee.  Revenue from monthly fees for GSM cellular service increased by 47.8%, from RMB2.48 billion in 2000 to RMB3.66 billion in 2001, primarily due to an increase in the number of cellular subscribers.  Revenue from monthly fees grew at a slower rate than the overall growth rate of our GSM subscriber base, however, due to the increase in proportion of pre-paid subscribers.  Revenue from monthly fees accounted for 17.9% of the total service revenue from our GSM cellular business in 2001, a decrease from 20.3% in 2000, also reflecting the increase in pre-paid subscribers.

Connection Fee.  Revenue from GSM cellular connection fees decreased from RMB0.52 billion in 2000 to RMB0.2 billion in 2001, accounting for 1.0% of total service revenue from our GSM cellular business in 2001, compared to 4.2% in 2000.  The decline resulted from the discontinuation of connection fees on July 1, 2001, as required by new regulations that became effective on that date.

Interconnection Revenue.  Revenue from interconnection fees increased by 67.5%, from RMB0.75 billion in 2000 to RMB1.26 billion in 2001, primarily due to an increase in incoming calls from other networks as a result of the expansion of our GSM cellular network coverage and subscriber base.

Other Revenue.  Other revenues increased by 92.8% in 2001, from RMB 0.23 billion in 2000 to RMB0.44 billion in 2001, primarily reflecting the expansion of our value-added services.

Sales of Cellular-Related Telecommunications Products.  Revenue from sales of GSM cellular-related telecommunications products, primarily SIM cards and handsets, increased by 17.9%, from RMB0.70 billion in 2000 to RMB0.82 billion in 2001.  The increase resulted primarily from increased sales of SIM cards resulting from the increase in new GSM cellular subscribers.  The increase was offset in part by lower average selling prices of SIM cards.

Long Distance, Data and Internet Revenue

We expanded our network coverage and capacity for long distance, data and Internet services in 2001.  These businesses have been developing into important sources of revenue for us.  Total operating revenue from long distance, data and Internet businesses was RMB3.31 billion in 2001, 3.0 times the RMB 1.10 billion in operating revenue from such businesses in 2000.  This increase was primarily attributable to the expansion of our nationwide network coverage and increased subscribers, resulting in an increase in total usage.  Our long distance, data and Internet business also provided transmission capacity to our cellular business and the related inter-segment revenue increased 2.6 times, from RMB0.46 billion in 2000 to RMB1.17 billion in 2001.

Long Distance Business.  Operating revenue from our traditional circuit switched long distance business increased by 167.6%, from RMB0.56 billion in 2000 to RMB1.49 billion in 2001.  The increase in revenue from these services, which were launched in 2000, reflected the expansion of our nationwide network coverage, improved interconnection and increased cooperation with telecommunication operators overseas.

Data and IP Telephony Business.  Operating revenue from data and IP telephony services increased by 229.2%, from RMB0.48 billion in 2000 to RMB1.55 billion in 2001.  The increase reflected continued growth in usage of our domestic and international IP services as we improved the network coverage and communication quality of IP telephony and promoted usage through various marketing initiatives.  Data revenue expanded as we further developed value-added, managed data services, including FR, ATM and VPN services.  We also strengthened retail sales of telephone cards.  We sell IP telephony services mainly in the form of pre-paid calling cards. We recognize revenue from IP telephony services when pre-paid minutes are actually used.

Operating revenue from Internet services increased by 3.6 times, from RMB59 million in 2000 to RMB270 million in 2001.  The increase resulted from expanded use of these services in 2001.

Paging Revenue

Operating revenue from our paging business decreased by 51.0%, from RMB9.71 billion in 2000 to RMB4.76 billion in 2001.  Revenue from paging services (which excludes sales of pagers) decreased by 48.8%, from RMB8.48 billion in 2000 to RMB4.34 billion in 2001.  The decrease in paging business revenue resulted primarily from negative growth in the paging industry overall, as customers continued to switch from paging services to cellular and other telecommunications services, and from decreasing tariffs due to increased competition.  The decrease also reflected our continued exiting of the unprofitable pager sales business.

Monthly Fee.  Our revenue from paging services was primarily from monthly fees, representing 95.4% of the total service revenue from the paging business in 2001.  Our revenue from monthly fees decreased by 48.2%, from RMB7.99 billion in 2000 to RMB4.14 in 2001, as a result of the decline in paging subscribers primarily, and also of tariffs.

Other Revenue.  Other revenue from our paging business included wireless messaging service fees, paging number selection fees and other value-added service fees, as well as commissions from the sales of cellular services for Unicom Group.  Other revenues decreased from RMB0.42 billion in 2000 to RMB0.20 billion in 2001, excluding the inter-company commission revenue of RMB14 million from the distribution of our own cellular services.

Sales of Paging-Related Telecommunications Products.  Revenue from the sales of pagers decreased by 66.0%, from RMB1.23 billion in 2000 to RMB0.42 billion in 2001, primarily due to our gradually exiting the unprofitable pager sales business.  The percentage of pager sales revenue as a total of our total paging revenue decreased from 12.4% in 2000 to 8.6% in 2001.

Operating Expenses

Total operating expenses increased by 30.6%, from RMB18.47 billion in 2000 to RMB24.13 billion in 2001.  Operating expenses increased at a faster rate than total operating revenues, which increased by 24.1% in 2001.  As a percentage of total operating revenue, total operating expenses increased from 78.0% in 2000 to 82.1% in 2001.  The increase in operating expenses primarily reflected increased fixed costs, rising selling and marketing expenses in an increasingly competitive environment and a provision for impairment of paging assets.

Leased Line.  Total leased line expenses decreased by 26.3%, from RMB1.16 billion in 2000 to RMB0.85 billion in 2001, notwithstanding the significant growth in our overall business volume.  Measured as a percentage of total operating revenue, leased line expenses decreased from 4.9% in 2000 to 2.9% in 2001.  The decrease in our leased line expenses was the result of lower leased line tariffs as well as our efforts to extend and optimize our nationwide optical fiber network, utilize our own transmission network and improve allocation and coordination of our network resources.  As a result of these factors, leased line expenses in our GSM cellular business decreased by 8.1%, from RMB0.58 billion in 2000 to RMB0.53 billion in 2001.  The foregoing factors, as well as decreased paging service volumes, resulted in a 59.5% decrease in leased line expenses in our paging business, from RMB0.76 billion in 2000 to RMB0.31 billion in 2001, which was a major contributor to the decrease in our leased line expenses.  Leased line expenses in our long distance, data and Internet businesses increased by 57.0%, from RMB0.27 billion in 2000 to RMB0.43 billion in 2001, which resulted primarily from increased service volumes.

Interconnection Charges.  Due to the expansion of our network, increases in subscribers and interconnection traffic and adjustments to interconnection methods and standards, interconnection expenses increased by 50.2%, from RMB1.38 billion in 2000 to RMB2.07 billion in 2001.  As a percentage of total operating revenue, interconnection expenses increased from 5.8% in 2000 to 7.1% in 2001.  Interconnection expenses for our GSM cellular business increased by 73.1%, from RMB1.27 billion in 2000 to RMB2.20 billion in 2001.  Interconnection expenses for our long distance, data and Internet business increased by 5.7 times, from RMB0.11 billion in 2000 to RMB0.63 billion in 2001, primarily as the result of an increase in interconnection fees in our expanding long distance business.  In accordance with new regulations that became effective in March 2001, our IP telephony business began interconnection settlements with other domestic operators in March 2001, resulting in an additional expense of RMB0.12 billion.

Depreciation and Amortization.  Depreciation and amortization expenses increased by 44.1%, from RMB5.73 billion in 2000 to RMB8.26 billion in 2001. Depreciation and amortization as a percentage of total operating revenue increased from 24.2% in 2000 to 28.1% in 2001.  The increase in depreciation and amortization expenses was the largest factor contributing to our increase in operating expenses in 2001, accounting for 44.7% of the total increase in our operating expenses of RMB5.66 billion.  The increase in depreciation and amortization expenses was primarily the result of an increase in capital expenditures, in particular the further expansion of our cellular and long distance, data and Internet networks, which led to an increase in total fixed assets.  Depreciation and amortization expenses in our GSM cellular business increased by 54.1%, from RMB3.61 billion in 2000 to RMB5.56 billion in 2001.  Depreciation and amortization expenses in our long distance, data and Internet business increased 3.1 times, from RMB0.30 billion in 2000 to RMB0.95 billion in 2001.

Personnel.  Despite the growth of our business in 2001, we aimed to control the increase in personnel costs by increasing the productivity of our work force. We employed 29,973 employees at the end of 2001, a decrease of 15.4% from 35,432 employees at the end of 2000.  Personnel costs increased by 40.7% in 2001, from RMB1.77 billion in 2000 to RMB2.49 billion in 2001.  Personnel costs as a percentage of total operating revenue increased from 7.5% in 2000 to 8.5% in 2001.  The increase in personnel costs resulted from our reform of our compensation structure in order to adapt to a changing competitive human resources market, promote competition for positions within our company and provide incentives to employees.  Our compensation structure is tied both to individual performance and to company performance.  Personnel costs in our GSM cellular business increased 3.1 times, from RMB0.36 billion in 2000 to RMB1.11 billion in 2001.  Personnel costs in our paging business declined by 31%, from RMB1.35 billion in 2000 to RMB0.94 billion in 2001, reflecting a decreased number of employees in the business.  Personnel costs in our long distance, data and Internet business increased by 8.2 times from RMB0.05 billion in 2000 to RMB0.41 billion in 2001.

Selling and Marketing.  Selling and marketing expenses increased by 45%, from RMB2.49 billion in 2000 to RMB3.61 billion in 2001.  Selling and marketing expenses as a percentage of total operating revenue increased from 10.5% in 2000 to 12.2% in 2001.  Overall growth in selling and marketing expenses primarily reflected increased sales commissions paid, resulting from the expansion of our businesses and growth in new subscribers, as well as increase in our churn rate.  Increased selling and marketing expenses also reflected increased expenditure on market development and promotion of new products.  Sales commissions increased by 59.2%, from RMB1.74 billion in 2000 to RMB2.82 billion in 2001.  Advertising and promotion expenses increased by 9.9%, to RMB0.79 billion.  Sales and marketing expenses in our GSM cellular business increased by 74.3%, from RMB1.43 billion in 2000 to RMB2.49 billion in 2001.  Sales and marketing expenses in our long distance, data and Internet business increased by 141.0%, from RMB0.29 billion in 2000 to RMB0.71 billion in 2001.  The increase in sales and marketing expenses was partially offset by a 49.8% decrease in such expenses in our paging business, from RMB0.95 billion in 2000 to RMB0.48 billion in 2001.

General, Administrative and Other Expenses.  General, administrative and other expenses increased by 46.9%, from RMB3.74 billion in 2000 to RMB 5.50 billion in 2001.  As a percentage of total operating revenue, general and administrative expenses increased from 15.8% in 2000 to 18.7% in 2001.  The increase in general, administrative and other expenses predominantly reflected increases in travel, entertainment and meeting expenses, administrative and management expenses and a provision for impairment of paging assets.

Provision for doubtful debts increased 21.6%, from RMB0.44 billion in 2000 to RMB0.54 billion in 2001, mainly as a result of revenue growth.  Provision for doubtful debts increased at a slower rate than the 24.1% increase in total revenues and the 29.3% increase in service revenues, reflecting our continuing efforts to tighten control over bad debt by improving user credit management and enhancing our billing and payment systems.  Provision for doubtful debts as a percentage of total services revenue decreased from 2.0% in 2000 to 1.9% in 2001.  Provision for doubtful debts in our GSM cellular business increased 45.8%, from RMB0.36 billion in 2000 to RMB0.52 billion in 2001.  Provision for doubtful debts decreased as a percentage of total GSM cellular services revenue, from 2.9% in 2000 to 2.5% in 2001.

In 2001 we recorded a provision for impairment of assets of RMB0.63 billion in our paging business.  The provision reflected our assessment that the book value of paging assets, including communications equipment and goodwill relating to our paging business, exceeded the recoverable value of such assets as determined according to the discounted future cash flow method.  This discrepancy reflected the decrease in paging revenue, decline in number of customers and operating losses in some of the provinces in which our paging business operates.  The write-down reflects our assessment of the difference between the book-value of our paging assets and the recoverable value of these assets.  This assessment required us to make certain assumptions regarding the discount rate and the period of cash flow, and included our assessment of factors including churn rates, average monthly usage fees, additional cash flows from new customers and the impact of future cost changes.

Cost of Telecommunications Products Sold.  Costs of telecommunication products sold decreased by 38.8%, from RMB2.19 billion in 2000 to RMB1.34 billion in 2001, primarily due to our withdrawal from the sale of pagers.  Pager sales decreased from RMB1.81 billion in 2000 to RMB0.55 billion in 2001.

Net Income

Operating Income.  Total operating revenue and total service revenue in 2001 compared to 2000 increased by 24.1% and 29.3%, respectively, while operating expenses increased by 30.6% in the same period.  Operating income increased by 0.8%, from RMB5.22 billion in 2000 to RMB5.26 billion in 2001.  Operating income from our cellular business grew by 61.0%, from RMB3.49 billion in 2000 to RMB5.61 billion in 2001.  Operating income from our long distance business grew by 98%, from RMB0.49 billion in 2000 to RMB0.97 billion in 2001.   Our data and Internet business recorded an operating loss of RMB0.27 billion in 2001, as compared with an operating loss of RMB0.12 billion in 2000, as we continued to develop that business.  The growth in operating income from our GSM cellular business and our long distance business was largely offset by a decline in operating income from our paging business, which had an operating loss of RMB0.97 billion, compared to operating income of RMB1.38 billion in 2000.  Our operating margin decreased from 22.0% in 2000 to 17.9% in 2001.

Financial Income and Expenses.  Interest income increased 19.9%, from RMB1.75 billion in 2000 to RMB2.10 billion in 2001, primarily due to interest revenue from short-term bank deposits of proceeds of our initial public offering in June 2000.  Interest expenses increased by 40.9%, from RMB1.35 billion in 2000 to RMB1.91 billion in 2001, due to an increase in bank loans, which were primarily to finance our network build-out.  Interest-bearing debt increased from RMB35.65 billion at the end of 2000 to RMB44.27 billion at the end of 2001.  After adjusting for foreign exchange losses and gains, which were not significant, net financial income was RMB0.18 billion in 2001, a 54.6% decrease from RMB0.40 billion in 2000.

Income Tax.  Income tax expenses decreased from RMB1.10 billion in 2000 to RMB1.04 billion in 2001.  Our effective tax rate in 2001 was 19.1%, compared to an effective tax rate of 24.7% in 2000.  The prevailing statutory income tax rate in China, applicable to us, is 33%.  Our effective tax rate in 2001 was lower than 33% because a large portion of interest income, arising from proceeds of our initial public offering deposited at banks in Hong Kong, was not subject to income tax.

Net Income.  Net income increased by 37.8%, from RMB3.23 billion in 2000 to RMB4.46 in 2001.  Basic net income per share increased by 22.8% in 2001, from RMB0.289 in 2000 to RMB0.355 in 2001.

Net income margin increased from 13.7% in 2000 to 15.2% in 2001.  These increases primarily reflected the absence in 2001 of extraordinary losses from the termination of CCF arrangements, which were present in 2000.

Impact of Differences between Hong Kong GAAP and US GAAP

In addition to the above management discussion and analysis of our results of operations under Hong Kong GAAP between the years ended December 31, 2001 and 2000, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with US GAAP, we believe the following significant accounting differences between Hong Kong GAAP and US GAAP would have a significant impact on our management discussion and analysis of our results of operations between the years ended December 31, 2001 and 2000 under US GAAP.  See also Note 41 to the consolidated financial statements for a complete summary of all significant accounting differences between Hong Kong GAAP and US GAAP that are relevant to us.

Under Hong Kong GAAP, the acquisitions of Unicom New Century on December 31, 2002 has been accounted for under the purchase method. Accordingly, the acquired results of operations have been incorporated into our operating results only from the date of acquisition. In contrast, under US GAAP, our acquisition of Unicom New Century has been accounted for as a transfer of businesses under common control. Under this method, the acquired assets and liabilities have been accounted for at historical cost under US GAAP and the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if the acquired entity had always been part of the acquirer.

Under Hong Kong GAAP, we recognized upfront non-refundable revenue, such as connection fee, when received upon completion of activation services. Under US GAAP, this upfront non-refundable revenue and the related direct incremental costs incurred are deferred and recognized over the estimated customer service periods.

Under Hong Kong GAAP, goodwill is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amounts based on the future cash flows generated by the assets discounted to their present value.  Under US GAAP, prior to January 1, 2002, recoverability of an asset to be held and used is evaluated by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined based on the estimated future discounted net cash flows expected to be generated by the asset held for continued use.  As a result, impairment provision for goodwill recognized under US GAAP was lower than that recognized under Hong Kong GAAP by RMB 62,948,000 for the year ended December 31, 2001.

Under Hong Kong GAAP, loss arising from the termination of CCF arrangements is accounted for as an operating loss which reduces our income from continuous operations. Under US GAAP, the amounts were classified as an extraordinary item.  In addition, under Hong Kong GAAP, share warrants granted to the joint ventures or their designees were accounted as part of the compensation for terminations of CCF arrangements which did not result in an expense. Under US GAAP, an additional charge of RMB1.13 billion (before considering the related tax impact) was recorded by us to the statement of income to properly account for the fair value of the share warrants granted.

Other than the above, there are no major material differences between Hong Kong GAAP and US GAAP that would have a significant impact on the discussion and analysis of the results of our operation between the years ended December 31, 2001 and 2000. Taking into account the operating results of the acquired business, our combined operating revenue under US GAAP increased from RMB25.08 billion in

2000 to RMB34.85 billion in 2001, representing an increase of 38.9%. Our net income under US GAAP increased by 159.1% from RMB1.96 billion in 2000 to RMB5.07 billion in 2001.

Liquidity and Capital Resources

Working Capital and Cash Flows

As of the end of 2002, we had RMB14.43 billion of cash and cash equivalents and RMB4.82 billion of short-term bank deposits.  As of the end of 2002, we had negative working capital (current assets minus current liabilities), compared to positive working capital of RMB21.04 billion at the end of 2001.  The decrease in working capital resulted primarily from (i) the repayment of long-term bank loans using our short-term bank deposits, (ii) the cash payment for the acquisition of Unicom New Century and (iii) significant cash outlay in connection with the development of the CDMA business and CDMA handsets promotional programs.  We believe that we will have access to financing, in particular bank financing in the PRC and elsewhere, which together with net cash inflows from operations will be sufficient to fund our capital and liquidity needs.

The following table sets forth cash inflows and outflows in 2000, 2001 and 2002.

	For the year ended December 31,
	2000	2001	2002
	(RMB in millions)
Net cash inflows from operating activities	9,344	11,078	13,054
Net cash outflows from investing activities	(30,551)	(46,125)	(5,166)
Net cash (outflows) inflows before financing activities	(21,207)	(35,047)	7,888
Net cash inflows (outflows) from financing activities	59,921	8,743	(11,868)
Net increase (decrease) in cash and cash equivalents	38,714	(26,304)	(3,980)

Net cash inflows from operating activities increased by 17.8%, from RMB11.08 billion in 2001 to RMB13.05 billion in 2002, mainly reflecting the growth in our business.  Net cash inflows from operations increased from RMB13.25 billion in 2001 to RMB15.68 billion in 2002.  This increase was partially offset by an increase in net cash outflows from returns on investments and servicing of finance and taxation, to RMB2.62 billion in 2002, from RMB2.17 billion in 2001.  This increase in outflows in 2002 principally reflected net interest paid of RMB 1.27 billion in 2002, as compared with net interest received of RMB0.03 billion in 2001, which was partially offset by a decrease of RMB0.85 billion in PRC income tax paid in 2002 as compared with 2001.

Net cash outflows from investing activities were RMB5.17 billion in 2002, compared to net cash outflows of RMB46.13 billion in 2001.  This decrease in net cash outflows from investing activities in 2002 primarily reflected an RMB20.10 billion decrease in short-term bank deposits in 2002, as compared with an RMB17.08 billion increase in 2001 and the net cash effects from the purchase of Unicom New Century, partially offset by a decrease in purchases of property, plant and equipment.

Net cash inflows from financing activities were an outflow of RMB11.87 billion in 2002, compared to an inflow of RMB8.74 billion in 2001, resulting primarily from repayment of RMB19.93 billion in long-term bank loans in 2002, as compared with RMB 0.77 billion in 2001, and a decrease in amounts due to Unicom Group in 2002, as compared with an increase in 2001.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, assets, short-term and long-term debt, equity as well as debt-to-assets and debt-to-equity ratios as of the end of 2000, 2001 and 2002.

	As of December 31,
	2000	2001	2002
	(RMB in millions, except percentages)
Cash and cash equivalent and short-term bank deposits	52,556	43,335	19,259
Total assets	112,829	127,905	149,223
Short-term debt	8,501	7,933	15,330
Long-term debt	27,151	36,337	37,686
Minority interests	883	829	566
Shareholders’ equity	57,224	61,681	66,247
Debt-to-assets ratio(1)	39.0%	42.2%	44.7%
Debt-to-equity ratio(2)	63.9%	73.1%	80.9%

(1)               Debt-to-assets ratio = (long term debt + short term interest bearing debt + minority interests)/(long term debt + short term interest bearing debt + minority interests + shareholders’ equity).

(2)               Debt-to-equity ratio = (long term debt + short term interest bearing debt + minority interests)/shareholders’ equity.

Our debt-to-assets ratio increased from 42.2% at the end of 2001 to 44.7% at the end of 2002.  Our debt-to-equity ratio increased from 73.1% at the end of 2001 to 80.9% at the end of 2002.  The sum of our long-term and short-term interest bearing debt exceeded the amount of our cash and cash equivalents and short-term bank deposits by RMB33.76 billion as of December 31, 2002.  We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs.

Outstanding short-term and long-term bank loans, all of which are RMB-denominated, increased from RMB44.27 billion at the end of 2001 to RMB53.02 billion at the end of 2002.  Our long-term bank loans generally bear floating interest rates that ranged from 4.54% to 6.24% per annum in 2002 with maturity through 2008.  The loan agreements do not include financial performance or other covenants which materially restrict our operations or those of CUCL or Unicom New Century, our principal operating subsidiaries in China.  As of December 31, 2002, short-term bank loans of approximately RMB 463 million and long-term bank loans of approximately RMB 9.16 billion were guaranteed by Unicom Group.

Contractual Obligations and Commercial Commitments

The following tables set forth the amount of our outstanding contractual cash obligations as of December 31, 2002.

	Payments Due by Period (RMB in millions)
Contractual Obligations	Total	Due in 2003	Due in 2004	Due in 2005	Due in 2006	Due in 2007	Due after 2007
Long-term bank Loans(1)	43,145	5,460	4,826	22,039	8,047	2,494	279
Finance lease obligations(2)	118	17	8	7	7	6	73
Capital Commitments(3)	8,898	8,898	—	—	—	—	—
Other Commitments(3)(5)	870	870	—	—	—	—	—
Operating Leases(3)(4)	6,177	3,632	464	385	304	261	1,131
Total obligations	59,208	18,877	5,298	22,431	8,358	2,761	1,483

(1)     See consolidated financial statements, Note 28 “Long-term Bank Loans”.

(2)     See consolidated financial statements, Note 29 “Obligations Under Finance Leases”.

(3)     See consolidated financial statements, Note 37 “Contingencies and Commitments”.

(4)     The operating leases commitment as disclosed above include the CDMA network capacity leasing arrangement entered into with Unicom Group and its subsidiary Unicom Horizon by our wholly-owned subsidiaries, CUCL and Unicom New Century, in our cellular service areas.  See “Critical Accounting Policies — Lease of CDMA Network Capacity”; “Business Overview — Cellular Services — CDMA Cellular Services - Our Leasing of CDMA Networks from Unicom Group” under Items 4, “Major Shareholders and Related Party Transactions — Related Party Transactions - Leasing of CDMA Network Capacity” under Item 7 and Note 37(b) “Contingencies and commitments — Operating Lease Commitment” to the consolidated financial statements for details.

(5)     Other commitments represented our commitment to purchase CDMA handsets from vendors.  See Note 37(c) “Contingencies and commitments — Commitment to purchase CDMA handsets” to the consolidated financial statements.

Capital Expenditures

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated.  Actual future capital expenditures may differ from the amounts indicated below.

	Year Ended December 31,
	2000	2001	2002	2003	2004	2005
	(RMB in billions)
GSM cellular(1)	17.28	20.78	7.90	5.11	4.16	5.16
Long distance, date and Internet	5.71	7.33	1.94	2.49	2.00	2.00
Transmission network(2)	—	—	4.65	6.24	6.00	5.00
Paging	2.19	0.55	0.21	0.11	0.10	0.09
Others(3)	—	2.59	4.24	6.11	6.09	5.20
Total	25.18	31.25	18.94	20.06	18.35	17.45

(1)               The capital expenditures for 2000 to 2002 reflect capital expenditures for our cellular business in 12 provinces, municipalities and autonomous regions operated by CUCL; while capital expenditures for 2003 to 2005 represent 21 provinces, municipalities and autonomous regions, including the nine provinces, municipalities and autonomous regions operated by Unicom New Century which we acquired at the end of 2002.

(2)               Expenditures on transmission network refers to investment in the inter-province and intra-province backbone transmission network, the local network and the access network.

(3)               Other expenditures represent investment in telecom equipment buildings, supporting systems and miscellaneous items.

Capital expenditures in 2002 totaled RMB18.94 billion.  Capital expenditures attributable to the GSM cellular business, the long distance, data and Internet businesses, the paging business, the transmission network and other projects were RMB7.90 billion, RMB1.94 billion, RMB0.21 billion and RMB4.65 billion, respectively.  Expenditures for other projects were mainly related to the set up of the billing, customer service and information system, office building, operational maintenance and research and development.

Projected capital expenditures for 2003 is RMB20.06 billion (RMB17.98 billion for the cellular business of CUCL and RMB2.08 billion for the cellular business of Unicom New Century), which will mainly focus on obtaining positive cash flow through the improvement of the GSM network, value-added business and supporting systems, supporting infrastructure for services, information systems and certain targeted areas with high investment returns.

We expect to fund our capital expenditure needs with a combination of cash generated from operating activities, capital market financing and short-term and long-term bank loans.  See “Risk Factors – Risks Relating to Our Business – We expect to have significant capital expenditure requirements in the future, and our inability to fund these requirements may adversely affect our growth and profitability” under Item 3.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differs in certain material respects from US GAAP.  Significant differences relate primarily to the effect of the acquisition of Unicom New Century, treatments of the upfront non-refundable revenue and the related direct incremental costs, employees’ housing benefits, reevaluation of properties performed in connection with the reorganization, impairment of long-lived assets and goodwill, deferred taxation, treatment of the grant of share warrants for the terminations of CCF arrangements in 2000, additional disclosure requirement for share options scheme and measurement of costs in investment in equity securities.  Reconciliation between Hong Kong GAAP and US GAAP which affect our net income and shareholders’ equity arising from the aforementioned differences are included in Note 41 to the consolidated financial statements included in this annual report.  In addition, condensed consolidated financial statements under US GAAP, including condensed consolidated statements of income, changes in shareholders’ equity and cash flows information, as well as condensed consolidated balance sheet information and other additional financial information which have been restated for relevant periods presented to reflect the impact of the effects of the acquisition of Unicom New Century are included in Note 41 to the consolidated financial statements presented in this annual report.

Item 6.  Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Yang Xianzu	63	Chairman of the Board of Directors; Executive Director; Chief Executive Officer
Wang Jianzhou	54	Executive Director; President
Shi Cuiming	63	Executive Director; Executive Vice President
William Lo Wing Yan	42	Executive Director; Vice President
Ye Fengping	39	Executive Director; Vice President
Ge Lei	63	Non-Executive Director
Lee Hon Chiu	74	Independent Non-Executive Director
Wu Jinglian	73	Independent Non-Executive Director
Craig O. McCaw	53	Independent Non-Executive Director
Shan Weijian	49	Independent Non-Executive Director
C. James Judson	58	Alternate Director to Craig O. McCaw
Liu Yunjie	60	Vice President

Yang Xianzu was appointed in April 2000 as an Executive Director and subsequently became the Chairman of the Board of Directors and Chief Executive Officer of our company responsible for our overall management. Mr. Yang, a senior engineer, graduated in 1965 from the Department of Telephone and Telegraph at the Wuhan College of Posts and Telecommunications. From 1983 to 1990, Mr. Yang served as Deputy Director General of the Posts and Telecommunications Administration of Hubei Province and as Director General of the Posts and Telecommunications Administration of Henan Province. From 1990 to

early 1999, Mr. Yang served as Vice Minister of the Ministry of Posts and Telecommunications, or the MPT, and later as Vice Minister of MII.  In these capacities, Mr. Yang was involved in the strategic management of Unicom Group.  Since 1999, Mr. Yang has served as Chairman of the Board of Directors and President of Unicom Group and was re-appointed as the Chairman in February 2001. With thirty-seven years of experience in the telecommunications industry in China, Mr. Yang has extensive knowledge about telecommunications operations, as well as extensive leadership and management experience.

Wang Jianzhou was appointed in April 2000 as an Executive Director and subsequently became our President responsible for our day-to-day management and operations. Mr. Wang, a professor-level senior engineer, graduated in 1985 from the Department of Management Engineering at Zhejiang University with a master’s degree. From 1992 to 1996, Mr. Wang served as Deputy Director General and later Director General of the Posts and Telecommunications Bureau of Hangzhou City and as Deputy Director General of the Posts and Telecommunications of Zhejiang Province. From 1996, Mr. Wang served as Director General of the Department of Planning and Construction of the MPT and later as Director General of the Department of General Planning of the MII. In these capacities, Mr. Wang was involved in the strategic management of Unicom Group. Since February 1999, Mr. Wang has served as Director and Executive Vice President of Unicom Group and was appointed as President in February 2001. With many years of experience in the telecommunications industry in China, Mr. Wang has extensive knowledge and experience in telecommunications operations and management.

Shi Cuiming was appointed in April 2000 as an Executive Director and subsequently became our Executive Vice President. Mr. Shi assists the Chairman of the Board of Directors and the President in managing day-to-day operations and is also responsible for finance. Mr. Shi, a senior economist, graduated in 1963 from the Department of Management Engineering at the Beijing University of Posts and Telecommunications. From 1981 to 1987, Mr. Shi served as Deputy Director of Postal Economic Research of the MPT and as Deputy Director General of the Bureau of Finance of the MPT. From 1987 to 1997, Mr. Shi served as Director General of the Bureau of Finance, Director General of the Department of Operations and Finance and Director General of the Department of Finance of the MPT. From 1997 to early 1999, Mr. Shi served as Chairman of the Board of Directors of China Telecom (Hong Kong) Group Limited and Chairman of the Board of Directors of China Telecom (Hong Kong) Limited. Since early 1999, Mr. Shi has served as Director and Vice President of Unicom Group and was re-appointed as Director of Unicom Group in September 2000. With thirty-nine years of experience in the telecommunications industry in China, Mr. Shi has extensive knowledge and experience in telecommunications operations and management.

William Lo Wing Yan was appointed in July 2002 as an Executive Director and Vice President of our company.  Mr. Lo assists the President in handling investor relations and issues relating to international co-operation.  Mr. Lo graduated from Cambridge University in 1987, with a PhD degree in Genetic Engineering. From 1988 to 1990, Mr. Lo was a management consultant with McKinsey & Company. From 1994 to1998, Mr. Lo was the Founding Managing Director of Hongkong Telecom’s wholly-owned subsidiary, Hongkong Telecom IMS Limited.  From 1998 to 1999, Mr. Lo served as Chief Executive Officer of Citibank’s Global Consumer Banking Business for Hong Kong and Macau. Mr. Lo is at present the non-executive Chairman of WPP Greater China and also serves as a non-executive director on the board of a number of publicly listed companies in Hong Kong, including Softbank Investment International Ltd, Capital Publications Ltd and Panorama International Holdings Ltd. Mr. Lo has extensive work experience and management expertise in the areas of information technology, telecommunications and banking industry.

Ye Fengping was appointed in January 2003 as an Executive Director and Vice President of our company. Mr. Ye assists the President in handling general administration and media relations. Mr. Ye, a senior engineer, graduated from Nanjing Posts and Telecommunications Institution in 1984, with a major in Telecommunications Engineering. From 1984 to 1998, Mr. Ye worked for the Shenzhen Posts and

Telecommunications Bureau and once served as Deputy Department Head in the Materials Management Department and General Manager of the Materials Supply Company of the Bureau. From 1998 to 2000, Mr. Ye worked for the Shenzhen Telecommunications Bureau as Chief of the Corporate Development Department. Mr. Ye joined China Unicom in March 2000 as Deputy General Manager and later General Manager of China Unicom Corporation Limited’s Shenzhen Branch. He also served as Deputy General Manager of China Unicom Corporation Limited’s Guangdong Branch and General Manager of the Sales and Marketing Department of Unicom Group. Mr. Ye has eighteen years of experience in the telecommunications industry and extensive experience in marketing planning and management.

Ge Lei was appointed in April 2000 as a Non-Executive Director of our company. Mr. Ge is a senior engineer and graduated from the Telecommunications Engineering Department at the Beijing University of Posts and Telecommunications in 1962. From 1974 to 1988, he held numerous positions, including Chief of the Telecommunications Bureau of the MPT, Deputy Director of the Equipment Maintenance Bureau, Chairman of the Department of Management Engineering of the Beijing University of Posts and Telecommunications, Deputy Director of the Planning Institute of the MPT and the Deputy Director of the Planning Bureau of the MPT. From 1988 to 1998, he served as the Director of the Planning Department of the MPT, Director of the Education Department of the MPT, and Director of the Telecommunications Administrative Department of the MPT. From 1998 to 2001, Mr. Ge was the Chairman and general manager of Guoxin Paging Corporation Limited. In February 2000, he was appointed as a Director of Unicom Group. With forty years of experience in the telecommunications industry in China, Mr. Ge has extensive expertise and management experience in the telecommunications industry.

Lee Hon Chiu was appointed in April 2000 as an Independent Non-Executive Director of our company. Mr. Lee is also Chairman of the Council of the Chinese University of Hong Kong and a non-executive director of The Hong Kong & China Gas Company Limited. Mr. Lee obtained a Bachelor of Science degree in Electrical Engineering from the Massachusetts Institute of Technology in 1952 and a Master of Science degree in Electronics from Stanford University in 1953.

Wu Jinglian was appointed in April 2000 as an Independent Non-Executive Director of our company. Mr. Wu is a senior researcher at the Development Research Center of the State Council (DRC) and a professor at the Graduate School of the Chinese Academy of Social Sciences and China Europe International Business School (CEIBS). Mr. Wu graduated from Fudan University, and was previously an Executive Director of the DRC and Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu has also been a visiting scholar at Yale University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.

Craig O. McCaw was appointed in May 2000 as a Non-Executive Director of our company, and subsequently became an Independent Non-Executive Director on June 16, 2002. Mr. McCaw is Chairman and Chief Executive Officer of Eagle River Investments LLC, a private company that makes strategic investments in telecommunications ventures, and a director of Nextel Communications, Inc., as well as the Chairman of its executive committee. He is also the Chairman of the boards of Teledesic Corporation and ICO Global Communications Limited.  Mr. McCaw established McCaw Cellular Communications, Inc. and XO Communications, Inc.  Mr. McCaw has actively participated in both cellular and cable television trade associations over the years and is a member by Presidential appointment of the United States National Security Telecommunications Advisory Committee.  Mr. McCaw graduated from Stanford University in 1973.

C. James Judson was appointed in March 2001 as an Alternate Director to Craig O. McCaw.  Mr. Judson is a Senior Lawyer with Davis Wright Tremaine, a Seattle-based law firm with twelve offices worldwide. Mr. Judson was Vice President and General Counsel of Eagle River, Inc. and is a member of Eagle River Investments, LLC, a Kirkland-based venture capital fund formed by Craig O. McCaw to focus on investment opportunities in communications. Mr. Judson also serves on the boards of Port Blakely Tree Farms, LP, Garrett and Ring Inc., The Joshua Green Corporation, and Airbiquity, Inc. Mr. Judson attended Stanford University, graduating in 1966 with a Bachelor of Arts degree (cum laude). Subsequently, Mr. Judson graduated from Stanford University Law School with a Juris Doctor degree. While in law school, he was the Executive Editor of the Stanford Law Review.

Shan Weijian was appointed in May 2003 as an Independent Non-Executive Director.  Mr. Shan is Managing Director of Newbridge Capital.  Mr. Shan serves on the boards of Bank of China (Hong Kong), Korea First Bank, Taiwan Cement Corporation International, Baoshan Iron and Steel, among others.  Before joining Newbridge, Mr. Shan was a Managing Director at J.P. Morgan.  Prior to J.P. Morgan, he was a professor at the Wharton School of University of Pennsylvania.  His earlier employers include the World Bank, Grahman and James, a law firm based in San Francisco, and Beijing University of International Business and Economics.  Mr. Shan holds a Ph.D. from the University of California-Berkeley.

Liu Yunjie was appointed in May 2000 as our Chief Engineer and Vice President. Mr. Liu assists the President in managing the technology and operations relating to fixed and data communications services.  Mr. Liu, a senior engineer, graduated from the Department of Applied Physics at Beijing University in 1968. From 1983 to 1995, Mr. Liu served as Deputy Director General and later Director General of the Institute of Data of the MPT.  From 1995 to 1998, Mr. Liu served as Deputy Director General of the Directorate General of Telecommunications and as Director General of the Bureau of Data Communications of the MPT.  Mr. Liu was also President of the Institute of Postal Science Research and Planning of the MPT from 1998 to 1999. Since April 1999, Mr. Liu has served as the Chief Engineer and later Vice President of Unicom Group.  Mr. Liu has more than thirty years of experience in management and business operations in the telecommunications industry, with expertise in data communications technology.

B.                                    Compensation

The aggregate compensation paid by us to our directors and executive officers as a group in 2002 was approximately RMB 16.50 million, including retirement and other benefits.  Each of our executive directors and executive officers enters into a bonus agreement with us that ties the amount of bonus the director or officer will receive at the end of a year to our operating results of the year and the job performance of the director or officer.  Some of our directors and executive directors also hold options to purchase shares in our company.  See “E.  Share Ownership” below for detailed descriptions of our share option schemes and options granted to our directors and executive officers.

C.                                    Board Practices

General

Pursuant to our Articles of Association, at each annual general meeting, one-third of our directors retire from office by rotation except for any director holding office as Chairman or Chief Executive Officer.  The retiring Directors are eligible for re-election.  If any vacancy is not filled at the annual general meeting, the retiring director shall be deemed re-elected.  The Board may at any time appoint a new director to fill a vacancy or as an additional director.  The Board may also appoint and remove our executive officers.  Each of our directors other than C. James Judson, William Lo Wing Yan, Ye Fengping and Shan Weijian was appointed in 2000.  Mr. Judson was appointed as an alternate director to our independent non-executive director Craig O. McCaw in March 2001.  Mr. Lo was appointed as an Executive Director and Vice President in July 2002.  Mr. Ye was appointed as an Executive Director and Vice President in January 2003.

Mr. Shan was appointed as an Independent Non-Executive Director in May 2003.  Mr. Shi Cuiming, Mr. Li Zhengmao and Mr. Ge Lei were re-appointed as directors in June 2001.  Mr. Wang Jianzhou, Mr. Lee Hon Chiu and Mr. Wu Jinglian were re-appointed as directors in May 2002.  Mr. Li Zhengmao and Mr. Tan Xinghui resigned as Executive Directors and Vice Presidents in June 2002 and January 2003, respectively.  No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreement.

Audit Committee

The audit committee reviews and supervises our financial reporting process and internal financial controls.  The duties of the audit committee include the following:

•                                          considering the appointment, resignation and removal of our external auditor and the auditor’s fees;

•                                          reviewing our interim and annual financial statements and disclosure before submission to the board of directors;

•                                          discussing with the auditor any problems and reservations arising from the audit of the interim and final results;

•                                          reviewing any correspondence from the auditor to the management and the responses of the management; and

•                                          reviewing the relevant reports concerning our internal controls and procedures.

The Board of Directors recently approved certain amendments to the duties of the audit committee, including strengthening of responsibilities in the following areas:

•                                          supervising the external auditor, who will directly report to the committee;

•                                          pre-approving the audit and non-audit services to be provided by the external auditor, and determining whether any non-audit services would affect the independence of the auditor; and

•                                          discussing with the management the timing and procedures for the rotation of the partner of the auditing firm responsible for the audit of our company and the partner responsible for the review of audit-related documents.

The members of the audit committee are Lee Hon Chiu, Wu Jinglian and Ge Lei.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of share options and other matters relating to compensation.  In particular, the remuneration committee makes recommendations to the Board on executive compensation.  The primary duties of the remuneration committee are to make recommendations to the board regarding the remuneration structure of the executive directors and to determine specific remuneration packages for the executive directors on behalf of the board. The remuneration committee is also responsible for operating our employee share option scheme and any other incentive scheme as they apply to the executive directors, including determining the granting of options to executive directors.  The members of the remuneration committee are Wu Jing Lian, Lee Hon Chiu and Ge Lei.

D.                                    Employees

As of December 31, 2002, we had 38,250 employees, including 29,332 employees of CUCL, which was similar to the 29,973 employees of CUCL at the end of 2001.  These employees are classified by function as follows:

By Function	Number of Employees	By Business Segment	Number of Employees
Management and administration	6,463	Cellular	24,734
Other general administration	7,537	GSM	20,977
Marketing and sales	6,651	CDMA	3,757
Technical, engineering and network maintenance	14,726	Long distance	2,847
Retail and customer service	2,472	Data	3,239
General support	401	Internet	1,454
Total:	38,250	Paging	5,976

		Total:	38,250

E.                                    Share Ownership

As of May 31, 2003, our directors and executive officers as a group own approximately 60,000 shares in Unicom, or less than 0.001% of our issued and outstanding share capital.  The table below sets forth the number of our shares held by our directors and executive officers.  Shares owned by our directors and executive officers do not carry voting rights different from our other issued shares.

Name	Number of Shares	% of Outstanding Shares
Shi Cuiming	30,000 ordinary shares	Less than 1%
Tan Xinghui	20,000 ordinary shares	Less than 1%
C. James Judson	1,000 ADSs*	Less than 1%

*  Each ADS represents 10 ordinary shares of HK$0.10 each.

Our directors and executive officers as a group hold options for 7,890,400 shares, or less than 0.1% of our issued and outstanding share capital, including the following options granted under our pre-global offering share option scheme and share option scheme:

Options granted under the share option scheme

Name	Number of Shares Covered	Expiration Date	Exercise Price	Consideration Paid
Yang Xianzu	526,000	July 9, 2008	HK$6.18	HK$1.00
	526,000	May 20, 2009	HK$4.30	HK$1.00

Wang Jianzhou	420,000	July 9, 2009	HK$6.18	HK$1.00
	420,000	May 20, 2009	HK$4.30	HK$1.00

Shi Cuiming	396,000	July 9, 2008	HK$6.18	HK$1.00
	396,000	May 20, 2009	HK$4.30	HK$1.00

Ge Lei	292,000	July 9, 2008	HK$6.18	HK$1.00
	292,000	May 20, 2009	HK$4.30	HK$1.00

Wu Jinglian	292,000	July 9, 2008	HK$6.18	HK$1.00
	292,000	May 20, 2009	HK$4.30	HK$1.00

Craig O. McCaw	292,000	July 9, 2008	HK$6.18	HK$1.00
	292,000	May 20, 2009	HK$4.30	HK$1.00

Tan Xinghui	292,000	July 9, 2008	HK$6.18	HK$1.00
	292,000	May 20, 2009	HK$4.30	HK$1.00

Lo Wing Yan, William	292,000	May 20, 2009	HK$4.30	HK$1.00

Ye Fengping	132,000	July 9, 2008	HK$6.18	HK$1.00
	204,000	May 20, 2009	HK$4.30	HK$1.00

Shan Weijian	292,000	May 20, 2009	HK$4.30	HK$1.00

Options granted under the pre-global offering share option scheme

Name	Number of Shares Covered	Expiration Date	Subscription Price	Consideration Paid
Yang Xianzu	525,000	June 22, 2010	HK$15.42	HK$1.00

Wang Jianzhou	396,200	June 22, 2010	HK$15.42	HK$1.00

Shi Cuiming	396,200	June 22, 2010	HK$15.42	HK$1.00

Ge Lei	292,600	June 22, 2010	HK$15.42	HK$1.00

Tan Xinghui	204,400	June 22, 2010	HK$15.42	HK$1.00

Ye Fengping	136,000	June 22, 2010	HK$15.42	HK$1.00

Stock Incentive Schemes

We retained a compensation consulting firm to help us design stock incentive schemes that align the interests of our management and employees with those of our shareholders and link their compensation with our operating results and share performance.

Share Option Scheme.  We also adopted a share option scheme on June 1, 2000 and amended the scheme on May 13, 2002.  The amended scheme provides for the grant of options to our employees, including executive directors and non-executive directors.  Any grant of share options to a “connected person” (as defined in the Hong Kong Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option.

We plan to grant options that cover a total number of ordinary shares not exceeding 10% of the total number of our issued and outstanding shares as of May 13, 2002.  The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date.  The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the nominal value of the shares; (ii) the closing price of the shares on the Hong Kong Stock Exchange on the grant date in respect of such option; and (iii) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the grant date.  As of May 31, 2003, we granted options for a total of 148,504,000 shares to 10 directors and around 2,500 other employees.

Pre-Global Offering Share Option Scheme.  We adopted a pre-global offering share option scheme on June 1, 2000.  Options for an aggregate of 27,116,600 shares have been granted to directors under the pre-global offering share option scheme and we do not expect to grant further options under this scheme.  On May 13, 2002, this scheme was amended along with the amendment of the share option scheme described above.  The amended terms of the pre-global offering share option scheme are substantially the same as the share option scheme, except for the following:

•                  The subscription price of a share in respect of any particular option granted under the pre-global offering share option scheme is HK$15.42, the offer price in the Hong Kong public offering portion of our initial public offering, excluding brokerage fees and transaction levy.

•                  The period during which an option may be exercised commences two years from the date of grant and ends 10 years from June 22, 2000.

Item 7.  Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

As of the date of this annual report, our controlling shareholder, Unicom Group, through its 26.16% direct interest in Unicom BVI, and its majority-owned subsidiary, China United Telecommunications Corporation Limited, which in turn holds 73.84% of Unicom BVI, beneficially owned 9,725,000,020 shares of Unicom, or 77.47% of our total outstanding shares.  See “History and Development of the Company — Further Restructuring of Unicom Group and Initial Public Offering of the A Share Company in 2002” under Item 4 above.  Unicom Group is controlled by the Ministry of Finance and a group of approximately fifteen companies, most of which are state-owned enterprises in China.  Shares owned by Unicom Group do not carry voting rights different from our other issued shares.

As of May 31, 2003, most of our record shareholders were located outside of the United States.  In addition, as of May 31, 2003, there were approximately 15.9 million ADSs outstanding, each representing 10 shares and together representing 1.3% of our total outstanding shares or 5.6% of our total outstanding shares not held by our controlling shareholder.

B.                                    Related Party Transactions

Principal transaction between us and our controlling shareholder, Unicom Group, include the following categories:

•                                          agreements relating to the restructuring in connection with our initial public offering;

•                                          agreements relating to the restructuring in connection with the acquisition of Unicom New Century from Unicom Group;

•                                          provision of ongoing telecommunications and ancillary services by Unicom Group to us;

•                                          mutual provision of ongoing telecommunications and ancillary services and facilities between Unicom Group and us;

•                                          mutual provision of premises between Unicom Group and us;

•                                          leasing of CDMA network capacity by us from Unicom Group and related interconnection and roaming arrangements;

•                                          guarantee of our bank loans by Unicom Group and short-term loans from Unicom Group; and

•                                          other related party transactions.

Agreements Relating to the Restructuring in Connection with Our Initial Public Offering

The Reorganization Agreement

In connection with the restructuring, our wholly owned subsidiary, CUCL, entered into a reorganization agreement with Unicom Group dated April 21, 2000.  This agreement includes the following terms:

(a)                                  Unicom Group’s agreement to transfer to CUCL the assets and liabilities attributable to the businesses as described under Item 4, “Information on the Company — History and Development of the Company — The Restructuring of Unicom Group and Our Initial Public Offering in 2000”,

(b)                                 mutual warranties and indemnities given by Unicom Group and CUCL in relation to the assets and liabilities transferred to CUCL and in relation to the restructuring,

(c)                                  undertakings by Unicom Group in favor of CUCL, including undertakings:

•                                          to hold and maintain all licenses received from the MII in connection with any of our businesses for our benefit, and to allocate spectrum and to provide other resources to us;

•                                          subject to applicable Chinese laws and regulations in effect at the relevant time, to take all actions necessary to obtain, maintain, renew and otherwise extend to or for our benefit such governmental or regulatory licenses, consents, permits or other approvals as we shall require to continue to operate our businesses;

•                                          to arrange for us to participate in its international roaming arrangements;

•                                          not to engage in any business which competes with our businesses except for the business of Unicom Paging and cellular telephony services based on CDMA technology;

•                                          in relation to our paging business:

•                                          in the management of Unicom Paging and Guoxin, to treat Guoxin no less favorably than Unicom Paging;

•                                          not to expand Unicom Paging’s existing coverage to new geographical areas;

•                                          to give Guoxin the first right to develop any new paging-related technologies and services;

•                                          not to provide financial resources or assistance to Unicom Paging which are not equally provided to Guoxin; and

•                                          to ensure that Unicom Paging products and services are differentiated from Guoxin products in the marketplace;

•                                          to grant us a right of first refusal in relation to any government authorization, license or permit, or other business opportunity to develop any new telecommunications technology, product or service;

•                                          in order to minimize the risk of competition with our Internet business, to take steps to dispose of its interest in Beijing Shi Hua within twenty-four months following receipt of a notification from us that we intend to provide Internet services which we consider similar to those provided by Beijing Shi Hua;

•                                          to ensure that we can continue to use premises for which title documentation cannot be obtained at this time for a period of three years following the restructuring;

•                                          not to dispose of any of our shares it beneficially owns or to take or permit any other actions, including primary issuances of securities by us or CUCL, which would result in us or CUCL no longer constituting majority owned subsidiaries of Unicom Group; and

•                                          not to seek an overseas listing for any of its businesses or the businesses of its subsidiaries in which we are engaged or may engage in the future except through us,

(d)                                 an option granted by Unicom Group to us to acquire Unicom Group’s interest in any telecommunications interest such as Unicom Paging, Unicom Xingye and Unicom Group’s CDMA telephony license and business, and

(e)                                  a commitment by Unicom Group that it will provide continuous financial support to us when necessary.

Equity Transfer Agreement

In connection with the restructuring, we, Unicom Group, China Unicom (Hong Kong) Group Limited and China Unicom (BVI) Limited entered into an equity transfer agreement, dated April 21, 2000.  This agreement includes the following terms:

(a)                                  Unicom Group’s agreement to transfer all of its equity interest in CUCL to us;

(b)                                 our agreement to issue shares to China Unicom (BVI) Limited, China Unicom (BVI) Limited’s agreement to issue shares to China Unicom (Hong Kong) Group Limited and China Unicom (Hong Kong) Group Limited’s agreement to issue shares to Unicom Group;

(c)                                  Unicom Group’s and our agreement that:

•                                          we shall be entitled to apply in Hong Kong, Macau, Taiwan and in all places outside of China for all trademarks incorporating the word Unicom in English and Chinese and the Unicom logo; and

•                                          once these trademarks have been registered, we will sublicense these trademarks to Unicom Group, CUCL, Guoxin and Guoxin’s subsidiaries on a royalty-free basis; and

(d)                                 warranties and indemnities given by Unicom Group to us in relation to CUCL.

Trademark Agreement

Unicom Group is the registered owner of the Unicom trademark in English and the trademark bearing the Unicom logo, which are registered at the People’s Republic of China State Trademark Bureau.  Under a PRC trademark license agreement entered into on May 25, 2000 between Unicom Group and CUCL, CUCL and our affiliates were granted the right to use these trademarks on a royalty-free basis for an initial period of five years, renewable at the option of CUCL.  Under the terms of this agreement, we and our affiliates shall be the exclusive licensees of these trademarks provided that Unicom Group may also license these trademarks to any of its existing or future subsidiaries.  Unicom Group has also agreed to license to CUCL any trademark that it registers in China in the future which incorporates the word Unicom in Chinese.

CUCL entered into a service agreement with Unicom Paging on August 1, 2001.  Under the terms of the agreement, both agree to license its own trademarks and logos to each other on equitable terms and free of charge.

Agreements relating to the Restructuring in connection with Acquisition of Unicom New Century from Unicom Group

The Reorganization Agreement

In connection with the restructuring in preparation for the acquisition by us of Unicom New Century from Unicom Group, Unicom Group entered into a reorganization agreement with Unicom New Century, dated November 18, 2002.  This agreement includes the following terms:

(a)                                  Unicom Group’s agreement to transfer to Unicom New Century the assets and liabilities attributable to the businesses as described under Item 4, “Information on the Company — History and Development of the Company — Restructuring and Acquisition of Unicom New Century”,

(b)                                 mutual warranties and indemnities given by Unicom Group and Unicom New Century in relation to the assets and liabilities transferred to Unicom New Century and in relation to the restructuring,

(c)                                  undertakings by Unicom Group in favor of Unicom New Century, including undertakings:

•                                          to hold and maintain all licenses received from the MII in connection with any of the transferred businesses for the benefit of Unicom New Century, and to allocate spectrum and to provide other resources to Unicom New Century;

•                                          subject to applicable Chinese laws and regulations in effect at the relevant time, to take all actions necessary to obtain, maintain, renew and otherwise extend to or for the benefit of Unicom New Century such governmental or regulatory licenses, consents, permits or other approvals as Unicom New Century may require to continue to operate its businesses;

•                                          not to engage in any business which competes with our businesses except for the existing competing businesses of Unicom Group (including, without limitation, the business of Unicom Paging).

Conditional Sale and Purchase Agreement

In connection with the restructuring, we and Unicom BVI entered into a conditional sale and purchase agreement, dated November 20, 2002.  This agreement includes the following terms:

(a)                                  Unicom BVI’s agreement to transfer all of its equity interest in Unicom New Century BVI to us;

(b)                                 our agreement to pay Unicom BVI a cash consideration in the amount of HK$4,523,181,304 (approximately RMB4.8 billion);

(c)                                  warranties given by Unicom BVI to us in relation to Unicom New Century.

Provision of Ongoing Telecommunications and Ancillary Services by Unicom Group to Us

Leasing of Satellite Transmission Capacity

We lease satellite transmission capacity from a 60.25% owned subsidiary of Unicom Group.  We use this capacity to supplement our long distance network.

That subsidiary of Unicom Group and CUCL entered into a satellite transmission channel leasing agreement, dated May 25, 2000.  Under this agreement, CUCL is entitled to lease for itself and on behalf of Guoxin satellite transmission capacity from Unicom Group.

Payments for leasing of satellite transmission capacity will be calculated on the basis of tariffs set by the MII.  We will pay the minimum applicable tariff for the relevant volume and duration less a discount of up to 10%.  The discount will not be less than that offered to any third party leasing similar transmission capacity.  The total leasing charges for satellite transmission capacity for 2002 was approximately RMB35.15 million.

Supply of International Gateway Services

Unicom Group provides us with access to international connections for our international long distance service through its international gateways.  CUCL and Unicom Group entered into a services agreement, dated May 25, 2000, which was renewed at the end of 2002.  Under the services agreement, Unicom Group agrees to supply international gateway services to us for an initial term of three years, renewable at CUCL’s option.  Unicom Group has undertaken not to supply international gateway services to third parties.  The charge for these services are based on Unicom Group’s cost of operation and maintenance of the international gateway facilities, including depreciation, plus a margin of 10% over cost.  We retain all revenues generated by our international long distance service.  Total charges for the supply of international gateway services in 2002 was approximately RMB15.63 million.

Supply of SIM Cards, IP Telephony Cards and Rechargeable Calling Cards

Through its subsidiary, Unicom Xingye, Unicom Group agreed to supply SIM cards, UIM cards, IP telephony cards and rechargeable calling cards to CUCL for an initial term of three years, renewable at CUCL’s option.  Charges for the supply of these cards are based on the actual cost incurred by Unicom Xingye in supplying the cards plus a margin over cost to be agreed upon from time to time, but in any case not to exceed 20%, subject to specified volume discounts.  Under the services agreement, prices and volumes will be reviewed by the parties on an annual basis.

In connection with the acquisition of Unicom New Century, Unicom Group has also agreed to supply SIM cards, UIM cards, IP telephony cards and rechargeable calling cards to Unicom New Century through Unicom Xingye, for a period of one year from the completion of the acquisition.  The terms of the agreements with respect to Unicom New Century are similar to those with respect to CUCL.

Total charges for the supply of SIM cards, IP telephony cards and rechargeable calling cards for 2002 was approximately RMB 877.22 million.

Equipment Procurement Services

Prior to the restructuring, Unicom Import and Export Co. Ltd., a 96.8% owned subsidiary of Unicom Group, handled most procurement of foreign and domestic telecommunications equipment and other materials required for construction of Unicom Group’s networks.  CUCL may continue to use Unicom Group’s procuring service at the rate of:

•                                          0.7% of the contract value in the case of imported equipment, or

•                                          0.5% of the contract value in the case of domestic equipment.

In connection with the acquisition of Unicom New Century, Unicom Group has also agreed to provide equipment procurement services to Unicom New Century through Unicom Import and Export Co. Ltd.  The terms of the agreements with respect to Unicom New Century are similar to those with respect to CUCL.

Our total payment to Unicom Group for equipment procurement services for 2002 was approximately RMB 13.99 million.

Mutual Provision of Ongoing Telecommunications and Ancillary Services and Facilities

Interconnection Arrangements and Roaming Arrangements

Our cellular and long distance networks interconnect with Unicom Group’s cellular and long distance networks. The services agreement between CUCL and Unicom Group provides for their interconnection arrangements.  These arrangements will be for an initial term of three years, renewable at CUCL’s option.  Interconnection settlement between Unicom Group’s networks and our networks is based on relevant standards established from time to time by the MII.  However, in the case of calls between cellular subscribers of different networks in different provinces, settlement is based on either the relevant standards established by the MII or an internal settlement arrangement applied by Unicom Group prior to the restructuring, whichever is more favorable to us.  The internal settlement arrangement, which is based on the parties’ respective internal costs of providing this service, is currently more favorable to us than the settlement arrangement prescribed by the MII.  We have also entered into similar interconnection arrangements with Unicom Group for our CDMA services.

In connection with the acquisition of Unicom New Century, Unicom Group and Unicom New Century have entered into similar arrangements for the interconnection of Unicom New Century’s GSM and CDMA cellular networks and Unicom Group’s GSM and CDMA cellular and fixed line networks, for a period of one year from the completion of the acquisition.  The terms of the arrangements with respect to Unicom New Century are similar to those with respect to CUCL.

We and Unicom Group provide roaming services to each other.  In addition, we make our long distance network available to Unicom Group in its implementation of its roaming arrangements with other operators.  These roaming arrangements are governed by the services agreement between CUCL and Unicom Group for an initial term of three years, renewable at CUCL’s option.  Charges for these roaming services between us and Unicom Group are based on our respective internal costs of providing these services, and will be on no less favorable terms than those available to any third party.  We receive 50% of Unicom Group’s roaming revenue from third party operators for calls using our long distance network.  We have also entered into similar roaming arrangements with Unicom Group for our CDMA services in relation to the CDMA networks outside of our cellular service areas.

In connection with the acquisition of Unicom New Century, Unicom Group and Unicom New Century have entered into similar arrangements for the provision of roaming services to their respective GSM and CDMA cellular subscribers, for a period of one year from the completion of the acquisition.  The terms of the agreements with respect to Unicom New Century are similar to those with respect to CUCL.

Interconnection and roaming revenue and interconnection and roaming expense derived from these arrangements with Unicom Group for 2002 was approximately RMB 1,680 million and approximately RMB 331.18 million, respectively.

Leasing of Transmission Line Capacity

CUCL and Unicom Group lease fixed-line transmission capacity from each other.  Under our services agreement, this arrangement will be for an initial term of three years, renewable at CUCL’s option.  Lease charges are based on tariffs stipulated by the MII from time to time less a discount of up to 10%.  The discount given by CUCL to Unicom Group must not be more than what CUCL offers to other third party lessees for a similar lease.  When new tariffs are adopted by the MII, the discount rate will be reviewed.  Net leasing fee paid by us was RMB566.52 million for 2002.

Mutual Provision of Premises

Beijing Head Office Lease

Prior to October 2002, we leased our Beijing head office premises from Unicom Xingye.  The lease for such premises was terminated in September 2002.  We moved into our own head office premises in October 2002 and leased a portion of such premises to Unicom Group.  Our lease with Unicom Group will expire at the end of 2003 and will be renewable at Unicom Group’s option.

Mutual Provision of Premises

Unicom Group and we provide to each other premises from time to time pursuant to services agreements between Unicom Group and each of CUCL and Unicom New Century.  Other than premises leased from third parties, the rental rates in each case are based on the lower of depreciation costs and market prices for similar premises in that locality, but CUCL and Unicom New Century may charge Unicom Group market rates for premises leased to Unicom Group.  In cases where the premises were leased from a third party, the rental is the amount payable in the head lease.  In the case of shared premises, the price is split in proportion to the respective areas occupied by the parties.  Total charges for premises leased by Unicom Group to us for 2002 were RMB17.82 million.

Leasing of CDMA Network Capacity

Lease of CDMA Network Capacity

Our wholly-owned subsidiary, CUCL, entered into a lease agreement with Unicom Group and its subsidiary Unicom Horizon, pursuant to which Unicom Horizon agreed to lease to CUCL capacity on its CDMA network in CUCL’s cellular service areas.  This leasing arrangement has been approved by our minority shareholders at an extraordinary shareholders’ meeting.  We have the exclusive right to operate the CDMA network in CUCL’s service areas.  The initial term of the lease is one year, renewable each year at CUCL’s option.  The lease commenced in January 2002.

Unicom New Century had been leasing CDMA network capacity in its service areas from Unicom Horizon since January 2002.  In connection with the restructuring in preparation for the acquisition of Unicom New Century, this leasing arrangement was restructured in two steps.  A Share Company, Unicom Group and Unicom Horizon first entered into a CDMA lease agreement on November 20, 2002.  A Share Company then transferred all of its rights and obligations under this lease agreement to Unicom New Century.  These transactions have been approved by the minority shareholders of the A Share Company and our minority shareholders.  Pursuant to these agreements, Unicom Horizon agreed to lease to Unicom New Century capacity on its CDMA network in Unicom New Century’s cellular service areas.  We have the exclusive right to operate the CDMA network in these service areas.  The initial term of the lease is one year, renewable at Unicom New Century’s option.  The provisions of the CDMA leasing agreements with respect to Unicom New Century are similar to those with respect to CUCL’s CDMA lease.  Our total lease payment in 2002 was RMB891.90 million.

We renewed our CDMA leases for an additional year in January 2003.  Under the leasing arrangements, Unicom Horizon agreed to plan, finance and construct the CDMA network, including the procurement of all equipment, and ensure that the CDMA network is constructed in accordance with the detailed specifications and timetable agreed between Unicom Horizon and us.  All payments, costs, expenses and amounts paid or incurred by Unicom Horizon that are directly attributable to the construction of the CDMA network form the total network construction cost, which is used in calculating the lease fee payable by us, including:

•                                          construction, installation and equipment procurement costs and expenses,

•                                          survey and design costs,

•                                          investment in technology, software and other intangible assets,

•                                          insurance premiums and capitalized interest on loans,

•                                          any taxes levied or paid in respect of the procurement of equipment and the construction of the CDMA network, including import taxes and custom duties, and

•                                          all costs incurred in relation to any upgrade of technology.

The network construction cost should be verified and appropriate documentation must be provided to us or our auditors for verification.  The lease fee is calculated so as to enable Unicom Horizon to recover its total network construction cost within 7 years, together with an internal rate of return of 8%.

We are responsible for the operation, management and maintenance of the CDMA network in accordance with the relevant requirements of the lease agreement and have the exclusive right to provide CDMA services in our cellular service areas.  All operating revenue, including airtime charges, monthly subscription fees, interconnection charges, income from sales of UIM cards and handsets and other income generated from or in connection with the operation of the CDMA network belong to us.

In addition to the capacity that we agreed to lease in the first term, subject to giving not less than 180 days’ prior notice to Unicom Horizon, we may request to lease additional capacity.  Unicom Horizon is required to ensure that all capacity which we have so requested is supplied by the due date of delivery of the capacity, provided that, unless otherwise agreed, Unicom Horizon will not be obliged to expand the CDMA network beyond the first phase.  We may not reduce the amount of capacity leased during the initial one-year lease term.  However, subject to providing not less than 180 days’ prior written notice to or with the prior written consent of Unicom Horizon, we may reduce the amount of capacity leased for any additional lease term, provided that we must lease all capacity which it has requested or otherwise committed to lease for at least one year following the date of delivery or renewal of the lease of such capacity.

Subject to certain exceptions, including delay caused by a force majeure event, a material breach of the lease agreement by us or compliance with applicable laws and regulations, if any capacity is not ready for operational service by the relevant delivery date, then Unicom Horizon shall be liable to provide a delay discount to us, equal to the daily lease fee in respect of the relevant capacity multiplied by the number of days of delay, which shall be credited against future lease fee payments.

We have the option to purchase the CDMA network, which may be exercised at any time during the initial lease term or any additional lease term of the lease and within one year thereafter.  The acquisition price will be negotiated between Unicom Horizon and us, based on the appraised value of the CDMA network determined by an independent assets appraiser in accordance with applicable PRC laws and regulations and taking account of prevailing market conditions and other factors, provided that it will not exceed such price as would, taking into account all lease fee payments made by us to Unicom Horizon and all delay discounts of lease fee, enable Unicom Horizon to recover its total network construction cost, together with an internal rate of return on its investment of 8%.  The exercise of the purchase option will be subject to the relevant provisions of the listing rules of Hong Kong Stock Exchanges governing connected transactions.  Title to the CDMA network assets will remain vested in Unicom Horizon until the CDMA network assets are transferred to us following exercise of the purchase option.

In consideration of our entering into the leasing arrangements, Unicom Group has unconditionally and irrevocably guaranteed the due and punctual performance by Unicom Horizon of its obligations under the lease agreements.  Unicom Group has also agreed to indemnify us for any loss suffered as a result of any defect in any of the equipment or any loss caused by any negligence, default, act or omission of Unicom Horizon or Unicom Group under the lease agreement or in connection with the CDMA network.  The aggregate liability of Unicom Group for any claim shall not exceed the total amount of lease fee payments made to Unicom Horizon or, where the purchase option has been exercised, the total purchase price paid for the CDMA network.  The guarantee and indemnity provided by Unicom Group under the lease agreement will continue in force until the expiration of the lease agreement.

We may terminate the lease by not less than 180 days’ prior written notice, with effect from the end of any additional term.  In addition, Unicom Group or we may terminate the lease if the other commits any continuing or material breach of the lease agreement.  Unicom Group or Unicom Horizon is not otherwise permitted to terminate the lease.

CDMA Interconnection and Roaming Arrangements

In connection with the CDMA network capacity lease agreement, our operating subsidiary, CUCL, has entered into a services agreement with Unicom Group with respect to interconnection and roaming arrangements.  Unicom New Century has entered into similar arrangements with Unicom Group.

Interconnection arrangements.  Our GSM and CDMA cellular and fixed line networks and Unicom Group’s GSM and CDMA cellular and fixed line networks interconnect with each other.

Interconnection settlement between Unicom Group’s networks and our networks is based on relevant standards established from time to time by the MII.  However, in the case of calls between cellular subscribers in different provinces, settlement is based on either the relevant standards established by the MII from time to time or an agreed settlement arrangement between us and Unicom Group.  We are able to choose the more favorable arrangement.  The agreed settlement arrangement, which is based on the parties’ respective internal costs of providing this service, is currently more favorable to us than the settlement arrangement prescribed by the MII.

Roaming arrangements.  We and Unicom Group provide roaming services to each other’s CDMA cellular subscribers within its respective service areas.  In addition, we make our long distance network available to Unicom Group to enable Unicom Group to give effect to its roaming arrangements with third party operators.

Charges for these services between us and Unicom Group are based on our respective internal costs of providing these services, and are on no less favorable terms than those available to any independent third party.  We are paid 50% of the roaming revenue received by Unicom Group from third party operators for making our long distance network available to Unicom Group to give effect to its roaming arrangements with third party operators.

Guarantee of Our Bank Loans by Unicom Group and Short-Term Loans from Unicom Group

As of December 31, 2002, short-term bank loans of approximately RMB463 million and long-term bank loans of approximately RMB9.164 million of our operating subsidiaries were guaranteed by Unicom Group.  Such guarantees were provided for our benefit without any cost to us.

Short-term loans from Unicom Group represent loans provided by Unicom Group to various branches of Unicom New Century to finance the operation of their cellular businesses.  Unicom Group borrowed the funds for such loans from banks at an interest rate of 4.54%.  All of these loans were unsecured.  As of December 31, 2002, RMB724 million of such loans remain outstanding.

Other Related Party Transactions

We and Unicom Group have agreed to purchase CDMA handsets from several suppliers in April 2002.  These purchases are made through Guomai, a company listed on the Shanghai Stock Exchange and our 58.88% indirectly owned subsidiary.  Under the arrangements between Guomai and us and between Guomai and Unicom Group, Guomai will purchase CDMA handsets from various suppliers in types and quantities as we and Unicom Group specify in supply notices from time to time over a seven-month period beginning in May 2002.  It will then re-sell such handsets to us and Unicom Group and distribute them to recipients designated by Unicom Group and us.  The purchase price shall be payable by us or Unicom Group to Guomai within seven business days of the delivery of the handsets to the designated recipients.  The purchase price is negotiated on an arm’s length basis and depends on Guomai’s purchase cost and reasonable expenses in distributing the handsets to designated recipients, but in any event the purchase price will not be lower than the price at which such CDMA handsets are sold by Guomai to independent third parties.  The total amount of sales of CDMA handsets by Guomai to Unicom Group was RMB487.85 million.

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

See Item 18, “Financial Statements”.

Legal Proceedings

We are not involved in any material litigation, arbitration or administrative proceedings.  So far as we are aware, no such litigation, arbitration or administrative proceedings are pending or threatened.

Policy on Dividend Distribution

For the first time since our establishment on February 8, 2000, our board of directors declared dividends in the amount of RMB 0.10 per share on April 2, 2003.  The objective of our dividend policy is to maximize our shareholders’ value.  The declaration and payment of future dividends will depend upon, among other things, business prospects, future earnings, cash flow, liquidity level and cost of capital.  We believe such policy will provide our shareholders with a stable return in the long term along with the growth of our company.  We may only pay dividends out of our distributable profits.

Item 9.  The Offer and Listing

Market Price Information

Our American depositary shares, each representing 10 ordinary shares, are listed and traded on the New York Stock Exchange.  Our ordinary shares are listed and traded on the Hong Kong Stock Exchange.  The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ordinary shares on the Hong Kong Stock Exchange and of our ADSs on the New York Stock Exchange since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2000(1)	21.45	10.95	28.25	14.06
2001	14.00	7.10	18.00	9.00
2002	8.90	4.15	11.54	5.35
Quarterly:
First Quarter, 2001	13.65	8.25	18.00	10.70
Second Quarter, 2001	13.75	7.85	17.77	10.15
Third Quarter, 2001	14.00	7.55	18.00	9.85
Fourth Quarter, 2001	9.40	7.10	12.16	9.00
First Quarter, 2002	8.90	7.20	11.54	9.10
Second Quarter, 2002	7.85	5.95	10.34	7.70
Third Quarter, 2002	6.25	4.70	8.19	5.91
Fourth Quarter, 2002	6.25	4.15	7.91	5.35
First Quarter, 2003	6.00	4.25	7.72	5.40
Monthly:
January 2003	6.00	5.35	7.72	6.88
February 2003	5.55	4.73	7.04	6.15
March 2003	4.95	4.25	6.30	5.40
April 2003	4.53	3.90	5.76	5.02
May 2003	4.48	4.18	6.14	5.20
June 2003 (through June 16)	5.40	4.90	7.09	6.26

(1)                                  Commencing June 22, 2000 in respect of the shares traded on the Hong Kong Stock Exchange and June 21, 2000 in respect of the ADSs traded on the New York Stock Exchange.

Item 10.  Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

General

Under our Memorandum of Association, we have the capacity, rights, powers, liabilities and privileges of a natural person.  The following is a summary of selected provisions of our Articles of Association:

Directors

Material Interests and Voting

A director shall not vote (or be counted in the quorum) on any resolution of our board of directors in respect of any contract or arrangement or proposal in which he is, to his knowledge, materially interested, and if he shall do so, his vote shall not be counted, but this prohibition does not apply to any contract, arrangement or other proposal for or concerning:

•                                          the giving of any security or indemnity either (a) to the director in respect of money lent or obligations incurred by him at the request of or for the benefit of Unicom or any of its subsidiaries or (b) to a third party in respect of a debt or obligation of Unicom or any of its subsidiaries for which the director has himself assumed responsibility or guaranteed or secured in whole or in part;

•                                          an offer of shares or debentures or other securities of or by Unicom (or any other company which Unicom may promote or be interested in) where the director is a participant in the underwriting or sub-underwriting of the offer;

•                                          any other company in which the director is interested as an officer or shareholder or in which the director is beneficially interested in shares of that company, provided that he, together with any of his associates (as defined in the Hong Kong Stock Exchange Listing Rules) is not beneficially interested in 5% or more of (a) the issued shares of any class of such company (or of any third company through which his interest is derived) or (b) the voting rights attached to such issued shares or securities;

•                                          the benefit of employees of Unicom or any of its subsidiaries including (a) the adoption, modification or operation of any employees share scheme under which the director may benefit or (b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors and employees of Unicom or any of its subsidiaries and does not provide in respect of the director as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates;

•                                          any contract or arrangement in which the director is interested in the same manner as other holders of shares or debentures or other securities of Unicom by virtue only of his interest in shares or debentures or other securities of Unicom.

Remuneration and Pensions

The directors of Unicom are entitled to receive by way of remuneration for their services such sum as is from time to time determined by Unicom in general meeting.  The directors are also entitled to be repaid all traveling, hotel and other expenses reasonably incurred by them in or about the performance of their duties as directors.  The board of directors may grant special remuneration to any director who performs services which in the opinion of the board are outside the scope of the ordinary duties of a director.

The board may establish and maintain any contributory or non-contributory pension or superannuation funds for the benefit of, or give donations, gratuities, pensions, allowances or emoluments to, any persons (a) who are or were at any time in the employment or service of Unicom, or of any company which is a subsidiary of Unicom, or is allied or associated with Unicom or with any such subsidiary company, or (b) who are or were at any time directors or officers of Unicom or of any such other company above, and holding or who have held any salaried employment or office in Unicom or such other company, and the wives, widows, families and dependants of any such persons and may make payments for or towards the insurance of any such persons.  Any director holding any such employment or office is entitled to participate in, and retain for his own benefit, any such donation, gratuity, pension, allowance or emolument.

Borrowing Powers

The directors may exercise all the powers of Unicom to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of Unicom and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of Unicom or of any third party.

Qualification of Directors

A director of Unicom is not required to hold any qualification shares.  No person is required to vacate office or be ineligible for re-election or reappointment as a director, and no person is ineligible for appointment as a director, by reason only of his having attained any particular age.

Rotation of Directors

At every annual general meeting, one-third of the directors for the time being, or, if the number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation except for any director holding office as Chairman or Chief Executive Officer.  The directors to retire in every year shall be those who have been longest in office since their last election.  The retiring directors shall be eligible for re-election.

Rights Attached to Ordinary Shares

Voting Rights

Under the Companies Ordinance, any action to be taken by the shareholders in a general meeting requires the affirmative vote of either an ordinary or a special resolution passed at the meeting.  An ordinary resolution is one passed by the majority of such shareholders as are entitled to, and do, vote in person or by proxy at a general meeting.  A special resolution is one passed by not less than three-quarters of such shareholders as are entitled to, and do, vote in person or by proxy at a general meeting.  Most shareholders decisions are passed by ordinary resolutions.  However, the Companies Ordinance and our articles of association stipulate that certain matters may only be passed by special resolutions.

Subject to any special rights, privileges or restrictions as to voting that may from time to time be attached to any class or classes of shares, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded by:

•                                          the chairman of the meeting,

•                                          at least three shareholders present in person or by proxy and entitled to vote at the meeting,

•                                          any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting, or

•                                          any shareholder or shareholders present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

On a show of hands, every individual shareholder who is present in person and every corporate shareholder who is present by a representative duly authorized under section 115 of the Companies Ordinance has one vote.

On a poll, every shareholder present in person or, if the shareholder is a corporation, by duly authorized representative, or by proxy has one vote for every share of which he or she is the shareholder which is fully paid up or credited as fully paid up.  However, no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share.

Any action to be taken by the shareholders requires the affirmative vote of a majority of the shares at a meeting of shareholders.  There are no cumulative voting rights.  Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so.

Issue of Shares

Under the Companies Ordinance, our board of directors may, without prior approval of our shareholders, offer to issue new shares to existing shareholders proportionately according to their shareholdings.  Our board of directors may not offer to issue new shares in any other manner without the prior approval of our shareholders in a general meeting.  Any such approval given in a general meeting will continue in force until the conclusion of the following annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held or when revoked or varied by an ordinary resolution of our shareholders in a general meeting, whichever comes first.  If such approval is given, the unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board of directors may determine.

In accordance with the Listing Rules of the Hong Kong Stock Exchange, any such approval given by the shareholders must be limited to shares with an aggregate nominal value not exceeding 20 per cent of the aggregate nominal value of our share capital in issue plus the aggregate nominal amount of share capital repurchased by us since the granting of such approval.

Dividends

Subject to the Companies Ordinance and as set out in our articles of association, our shareholders in a general meeting may from time to time by ordinary resolution declare dividends to be paid to our shareholders according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by our board of directors.

In addition to any dividends declared in a general meeting upon the recommendation of the board of directors, our board of directors may from time to time declare and pay to our shareholders such interim dividends as appear to our board of directors to be justified by our financial position.  Our board of directors may also pay any fixed dividend which is payable on any of our shares on any other dates, whenever our financial position, in the opinion of our board of directors, justifies such payments.

All dividends or bonuses unclaimed for one year after having become payable may be invested or otherwise made use of by the board for the benefit of Unicom until claimed.  All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the board and will revert to Unicom.

Winding Up

If we are wound up, the surplus assets remaining after payment to all creditors shall be divided among the shareholders in proportion to the capital paid up on the shares held by them, subject to the rights of the holders of any shares which may be issued on special terms or conditions.

If we are wound up, the liquidator may, with the sanction of a special resolution, divide among our shareholders in specie or in kind the whole or any part of our assets or vest any part of our assets in trustees upon such trusts for the benefit of our shareholders or any of them as the resolution shall provide.

Miscellaneous

Shareholders are not entitled to any redemption rights, conversion rights or preemptive rights on the transfer of ordinary shares.

The transfer agent and registrar for the shares is Hong Kong Registrars Limited, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

Modification of Rights

Subject to the Companies Ordinance, any of the rights from time to time attaching to any class of shares may, subject to the provisions of the Companies Ordinance, be varied or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.  The provisions of our Articles of Association relating to general meetings apply to such separate general meetings, except that the necessary quorum is not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of that class, and that any holder of the shares of the class present in person or by proxy may demand a poll.

Annual General and Extraordinary General Meetings

We must hold in each year a general meeting as our annual general meeting in addition to any other meetings in that year.  The annual general meeting is held at such time (within a period of not more than fifteen months, or such longer period as the Registrar of Companies of Hong Kong may authorize in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the Directors.  All other general meetings are called extraordinary general meetings.  The Directors may call an extraordinary general meeting at any time or upon request in accordance with the Hong Kong Companies Ordinance.

Subject to the Companies Ordinance, an annual general meeting and a meeting called for the passing of a special resolution can be called by not less than twenty-one days’ notice in writing, and any other general meeting can be called by not less than fourteen days’ notice in writing.  The notice must specify the place, date and time of meeting, and, in the case of special business, the general nature of that business.

Limitations on Rights to Own Securities

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by Hong Kong law or by our Memorandum of Association or our Articles of Association.

Changes in Capital

We may exercise any powers conferred or permitted by the Companies Ordinance to purchase or otherwise acquire our own shares and warrants at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made by any person of any shares or warrants in Unicom.  If we purchase or otherwise acquire our own shares or warrants, neither we nor our board of directors will be required to select the shares or warrants to be purchased or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares; provided, however, purchases not made through the market or by tender shall be limited to a maximum price and if purchases are by tender, tender shall be available to all shareholders alike.  Any such purchase or other acquisition or financial assistance must be made or given in accordance with any relevant rules or regulations issued by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

We in general meeting may, from time to time, by ordinary resolution increase our authorized share capital by the creation of new shares, and prescribe the amount of new capital and number of new shares.  We may from time to time by ordinary resolution:

•                                          consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                                          divide our shares into several classes and attach to them any preferential, deferred, qualified or special rights, privileges or conditions;

•                                          cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so canceled;

•                                          sub-divide our shares or any to them into shares of a smaller amount than is fixed by our Memorandum of Association, subject nevertheless to the provisions of the Companies Ordinance; and

•                                          make provision for the issue and allotment of shares which do not carry any voting rights.

C.                                    Material Contracts

In addition to contracts we have entered into with our controlling shareholder, Unicom Group, or its subsidiaries, as described in “Related Party Transactions” under Item 7, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:

•                                          Our share option schemes, as described in “Item 6.  Directors, Senior Management and Employees – E. Share Ownership  – Stock Incentive Schemes”.

•                                          Network capacity lease agreements for CDMA network capacity, see “Item 7.  Major Shareholders and Related Party Transactions – B. Related Party Transactions — Leasing of CDMA Network Capacity”.

D.                                    Exchange Controls

The ability of our operating subsidiaries, CUCL and Unicom New Century, to satisfy their respective foreign exchange obligations and to pay dividends to us depends on existing and future exchange control regulations in China.  The Renminbi is currently convertible under the current account, which includes trade and service related foreign exchange transactions.  Renminbi currently cannot be converted under the capital account, which includes foreign direct investment.  CUCL and Unicom New Century, our wholly-owned subsidiaries that hold substantially all of our assets, are both foreign investment enterprises.  The foreign investment enterprise status will allow these subsidiaries to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange.  These current account transactions include payment of dividends.  However, the relevant Chinese government authorities may in the future limit or eliminate the authorizations for a foreign investment enterprise to retain its foreign exchange to satisfy its foreign exchange obligations or to pay dividends in the future.  Furthermore, certain foreign exchange transactions of these subsidiaries under the capital account still require approvals from the State Administration for Foreign Exchange.  This requirement affects our subsidiaries’ ability to obtain foreign exchange through equity financing, including by means of capital contributions from us.

Under existing Hong Kong law, (i) there are no foreign exchange controls or other laws which restrict the import or export of capital and which would affect the availability of cash and cash equivalents for our use, (ii) there are no foreign exchange controls or other laws, decrees or regulations that affect the remittance of interest, dividends or other payments on our outstanding debt and equity securities to U.S. residents and (iii) there are no limitations on the rights of non-resident or foreign owners to hold our debt or equity securities.

E.                                    Taxation

The taxation of income and capital gains of holders of ordinary shares or ADSs is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares or ADSs are resident or otherwise subject to tax.  The following summary of certain relevant taxation provisions is based on current law and practice, is subject to change and does not constitute legal or tax advice.  The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares or ADSs.  In particular, the discussion does not address the tax consequences under state, local and other laws, such as non-Hong Kong and non-U.S.  federal laws.  The discussion is based upon laws and relevant interpretations in effect as of the date of this annual report.  There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Hong Kong

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in connection with dividends paid by us.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the shares and ADSs.  Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 16% on corporations and at a maximum rate of 15% on individuals.  Gains from sales of the shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong.  Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of shares or ADSs realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1.00 per HK$1,000 or part thereof on the higher of the consideration for or the value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of shares.  For example, a total of HK$2.00 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving shares.  In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares.

The withdrawal of shares upon the surrender of ADRs, and the issuance of ADRs upon the deposit of shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless such withdrawal or deposit does not result in a change in the beneficial ownership of the shares under Hong Kong law.  The issuance of the ADRs upon the deposit of shares issued directly to The Bank of New York, as depositary of the ADSs, or for the account of The Bank of New York does not attract stamp duty.  No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

The shares are Hong Kong property under Hong Kong law, and accordingly such shares may be subject to estate duty on the death of the beneficial owner of such shares, regardless of the place of the owner’s residence, citizenship or domicile.  We cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADS even if the ADRs evidencing such ADSs are located outside Hong Kong at the date of such death.  Hong Kong estate duty is imposed on a progressive scale from 5% to 15%.  The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis.  No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.  The rates and thresholds stated here apply to the estate of persons who died after April 1, 1998.

United States

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs.  It applies to you only if you hold your shares or ADSs as capital assets for tax purposes.  This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•                                          a dealer in securities,

•                                          a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•                                          a tax-exempt organization,

•                                          an insurance company,

•                                          a person liable for alternative minimum tax,

•                                          a person that actually or constructively owns 10% or more of our voting stock,

•                                          a person that holds shares or ADSs that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction, or

•                                          a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect.  These laws are subject to change, possibly on a retroactive basis.  In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•                                          a citizen or resident of the United States,

•                                          a corporation organized under the laws of the United States or any States,

•                                          an estate whose income is subject to United States federal income tax regardless of its source, or

•                                          a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs.  Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation.  If you are a noncorporate U.S. holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  Dividends we pay with respect to the shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively.  The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.  The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong Dollar payments made, determined at the spot Hong Kong/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.  The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.  Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.  Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs.  Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held more than one year.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.  Your ability to deduct capital losses is subject to limitations.  Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.

Passive Foreign Investment Company Rules.  We believe that we should not be treated as a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

In general, if you are a U.S. holder, we will be a passive foreign investment company with respect to you if for any taxable year in which you held our ADSs or shares:

•                                          at least 75% of our gross income for the taxable year is passive income, or

•                                          at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, and rents, but not including certain rents and royalties derived in the active conduct of a trade or business, annuities, gains from assets that produce passive income.  If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a passive foreign investment company, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•                                          any gain you realize on the sale or other disposition of your shares or ADSs and

•                                          any excess distribution that we make to you.  Generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs.

Under these rules:

•                                          the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•                                          the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•                                          the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•                                          the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a passive foreign investment company.

If you own shares or ADSs in a passive foreign investment company that are treated as marketable stock, you may make a mark-to-market election.  If you make this election, you will not be subject to the passive foreign investment company rules described above.  Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs.  You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).  Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.  Your gain, if any, recognized upon the sale of your shares or ADSs will be taxed as ordinary income.

If you own shares or ADSs during any year that we are a passive foreign investment company, you must file Internal Revenue Service Form 8621.

F.                                    Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                   Documents on Display

It is possible to read and copy documents referred to in this annual report that have been filed with the U.S.  Securities and Exchange Commission, or the SEC, at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

I.                                        Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risks

Our exposure to financial market risks relates primarily to changes in interest rates in China and currency exchange rates.

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates, principally as a result of our long-term loans, most of which bear interests at variable rates based on benchmark rates set by the People’s Bank of China.  The original maturities of our long-term loans range from one to seven years.

In the event the People’s Bank of China raises the relevant interest rates, it would increase our cost of new debt and the interest cost of our outstanding borrowings.  We do not conduct hedging and interest rate swaps in connection with our borrowings.  In addition, the fair value of the our borrowings is the same as the carrying value since all our bank loan interest are variable.  Our bank loans are borrowed from domestic banks at interest rates that vary in accordance with the standard guidance interest rates announced by relevant Chinese government authorities.  As a result, a significant increase in interest rates could have a material adverse effect on our financial position.

The following table provides information, by maturity date, regarding our interest-rate-sensitive financial instruments, which consist of variable rate short-term and long-terms debt obligation, as of December 31, 2002.

	Expected Maturity Date
	2003	2004	2005	2006	2007	Thereafter	Total
	(RMB equivalent in million, except interest rate)
Variable rate bank and other loans	14,606	4,826	22,039	4,047	2,494	280	52,292

Average interest rate(1)	4.70%	5.67%	5.32%	4.55%	4.21%	1.42%	—

(1)                                  The interest rates for variable rate bank and other loans are calculated based on the weighted average interest rates at the end of 2002.

For the year ended December 31, 2002, if the average interest rates for our variable rate bank and other loans had increased by 10%, we estimate that we would have incurred additional interest expenses of RMB 100 million in 2002.

Exchange Rate Risk

Our indebtedness and capital expenditures are predominantly in Renminbi.  Currency exchange rate risk exists with respect to our payables to equipment suppliers and contractors and our dividend payments to holders of ordinary shares and ADSs in foreign currencies.  As of December 31, 2002, approximately RMB 385 million of capital commitments outstanding was authorized and contracted for in currencies other than Renminbi.  Fluctuations in exchange rates may lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities.  We have not engaged in any foreign currency hedging activities.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

(a)  Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934) within 90 days prior to the filing of this annual report.  They have concluded that, as of the date of evaluation, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries, particularly during the period in which this annual report was being prepared.

(b)  Changes in Internal Controls

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in these controls requiring corrective actions.

Item 16A.  Audit Committee Financial Expert

Not applicable.

Item 16B.  Code of Ethics

Not applicable.

Item 16C.  Principal Accountant Fees and Services

Not applicable.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

PART II

Item 17.  Financial Statements

We have elected to provide financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.  Financial Statements

See Index to Consolidated Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.  Exhibits

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association of Unicom, dated January 27, 2000(1).

1.2	Amended Articles of Association of Unicom (as amended)(1).

2.1

Deposit Agreement, among Unicom, the Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(2).

2.2	Form of specimen certificate for the shares(1).

4.1	CDMA Network Capacity Lease Agreement among CUCL, Unicom Group and Unicom Horizon, dated November 22, 2001(4).

Exhibit Number	Description of Exhibit

4.2	Reorganization Agreement between Unicom Group and CUCL (together with English translation)(1).

4.3	Services Agreement between Unicom Group and CUCL (together with English translation)(1).

4.4	Lease Agreement between CUCL and Unicom Xingye Science and Technology Trade Co. Ltd. (together with English translation)(1).

4.5	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging (together with English translation)(1).

4.6	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolution of the Company on May 13, 2002(4).

4.7	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolution of the Company on May 13, 2002(4).

4.8	Service Agreement between each executive director of Unicom and Unicom(3).

4.9	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation).

4.10	Form of Conditional Sale and Purchase Agreement between Unicom BVI and our company, dated November 20, 2002.

4.11	Comprehensive Services Agreement between Unicom Group and A Share Company, dated November 20, 2002. (English translation).

4.12	Transfer Agreement with respect to the Comprehensive Services Agreement between A Share Company and Unicom New Century, dated November 20, 2002. (English translation).

4.13	Form of CDMA Network Capacity Lease Agreement among Unicom Horizon, A Share Company and Unicom Group, dated November 20, 2002.

4.14	Transfer Agreement with respect to the CDMA Network Capacity Lease Agreement between A Share Company and Unicom New Century, dated November 20, 2002. (English translation).

8.1	List of our significant subsidiaries.

(1)          Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11938) filed with the SEC in connection with our initial public offering in June 2000.

(2)          Incorporated by reference to the Registration Statement on Form F-6 (Filed No. 333-11952) filed with the SEC with respect to American Depositary Shares representing our shares.

(3)          Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2000.

(4)          Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2001.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:	June 23, 2003

CHINA UNICOM LIMITED

		By:	/s/ YANG XIAN ZU
			Name:	Yang Xian Zu
			Title:	Chairman of the Board of Directors

Certification

I, Yang Xian Zu, certify that:

1.     I have reviewed this annual report on Form 20-F of China Unicom Limited;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)     Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)    Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)     Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)     All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	June 23, 2003	/s/ YANG XIAN ZU
		Name:	Yang Xian Zu
		Title:	Chief Executive Officer

Certification

I, Shi Cuiming, certify that:

1.     I have reviewed this annual report on Form 20-F of China Unicom Limited;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)     Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)    Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)     Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)     All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	June 23, 2003	/s/ SHI CUIMING
		Name:	Shi Cuiming
		Title:	Executive Vice President (Finance)

Report of Independent Accountants

TO THE SHAREHOLDERS OF CHINA UNICOM LIMITED

(Incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) with limited liability)

We have audited the accompanying consolidated balance sheets of China Unicom Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2001 and 2002, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002.  These consolidated financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and auditing standards established by the Hong Kong Society of Accountants.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in Hong Kong.

Certain accounting principles used by the Group in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Hong Kong, but do not conform with generally accepted accounting principles in the United States of America.  A description of the significant differences between those two standards and the effects of those differences on net income and shareholders’ equity is set forth in Note 41 to the consolidated financial statements.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, April 1, 2003

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Expressed in thousands, except per share data)

	Note	2000	2001	2002	2002
		RMB	RMB	RMB	US$

Operating Revenue (Turnover):
GSM Business	4, 33, 35	12,187,804	20,505,058	27,387,925	3,307,720
CDMA Business	3(f), 4, 32(b), 33, 35	—	—	3,225,347	389,535
Data and Internet Business	4, 33, 35	540,125	1,820,211	2,793,039	337,324
Long Distance Business	4, 33, 35	556,269	1,488,733	2,765,723	334,025
Paging Business	4, 33, 35	8,483,490	4,341,824	2,161,188	261,012

Total service revenue		21,767,688	28,155,826	38,333,222	4,629,616
Sales of telecommunications products	4, 33, 35	1,924,770	1,237,060	2,243,303	270,930

Total Operating revenue	4, 35	23,692,458	29,392,886	40,576,525	4,900,546

Operating expenses:
Leased lines and network capacities	5, 32(a), 33	(1,158,123)	(853,306)	(1,583,255)	(191,214)
Interconnection charges	33	(1,379,465)	(2,072,584)	(3,229,640)	(390,053)
Depreciation and amortization	5	(5,734,315)	(8,262,296)	(11,255,724)	(1,359,387)
Personnel	5	(1,769,840)	(2,487,218)	(3,335,218)	(402,804)
Selling and marketing	3(f), 5, 32(b), 33	(2,492,433)	(3,612,890)	(5,980,948)	(722,337)
General, administrative and other expenses	5, 6(iv), 33	(3,743,063)	(5,498,997)	(5,631,850)	(680,175)
Cost of telecommunications products sold	33	(2,192,938)	(1,342,244)	(2,236,206)	(270,073)

Total operating expenses	6	(18,470,177)	(24,129,535)	(33,252,841)	(4,016,043)

Operating income		5,222,281	5,263,351	7,323,684	884,503

Interest income	5	1,748,805	2,096,972	470,282	56,797
Finance costs	7	(1,353,746)	(1,917,566)	(1,474,441)	(178,073)
Loss arising from terminations of CCF Arrangements	11	(1,193,838)	—	—	—
Other income (expense), net	5, 8	59,229	19,831	(16,359)	(1,975)

Income before taxation and minority interests	5	4,482,731	5,462,588	6,303,166	761,252
Taxation	10	(1,104,969)	(1,041,137)	(1,752,346)	(211,636)

Income before minority interests		3,377,762	4,421,451	4,550,820	549,616
Minority interests		(143,711)	35,310	15,252	1,842

Net income		3,234,051	4,456,761	4,566,072	551,458

Basic earnings per share	15	RMB0.289	RMB0.355	RMB0.364	US$0.044

Diluted earnings per share	15	RMB0.288	RMB0.355	RMB0.364	US$0.044

Number of shares outstanding for basic earnings (in thousands)	15	11,208,224	12,552,996	12,552,996	12,552,996

Number of shares outstanding for diluted earnings (in thousands)	15	11,219,679	12,552,996	12,552,996	12,552,996

Basic earnings per ADS	15	RMB2.885	RMB3.550	RMB3.637	US$0.439

Diluted earnings per ADS	15	RMB2.882	RMB3.550	RMB3.637	US$0.439

Number of ADS outstanding for basic earnings (in thousands)	15	1,120,822	1,255,300	1,255,300	1,255,300

Number of ADS outstanding for diluted earnings (in thousands)	15	1,121,968	1,255,300	1,255,300	1,255,300

The accompanying notes are an integral part of the financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Note	2000	2001	2002	2002
		RMB’000	RMB’000	RMB’000	US$’000

Surplus on revaluation of land use rights and buildings	20	176,853	—	—	—

Net gains not recognized in the statement of income		176,853	—	—	—

Net income for the year		3,234,051	4,456,761	4,566,072	551,458

Total comprehensive income		3,410,904	4,456,761	4,566,072	551,458

The accompanying notes are an integral part of the financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002

	Note	2001	2002	2002
		RMB’000	RMB’000	US$’000
Non-current assets:
Property, plant and equipment, net	20	75,748,435	107,486,629	12,981,477
Goodwill	21	43,287	2,366,219	285,776
Other assets	22, 32(b)	1,015,438	7,018,223	847,611
Deferred tax assets	10	1,012,216	826,568	99,827
Investment securities	23	123,500	105,648	12,759
Investment in associated companies	25	4,146	3,814	461

Total non-current assets		77,947,022	117,807,101	14,227,911

Current assets:
Current portion of deferred tax assets	10	569,192	502,918	60,739
Amounts due from related parties	33(b)	1,430,818	1,137,847	137,421
Amounts due from domestic carriers	34(b)	199,460	211,462	25,539
Prepayments and other current assets	19, 32(b)	969,561	2,573,764	310,841
Inventories	18	751,991	3,229,903	390,085
Accounts receivable, net	17	2,498,063	4,327,268	522,617
Trading securities	16	203,832	173,939	21,007
Short-term bank deposits		24,921,943	4,825,205	582,754
Cash and cash equivalents		18,413,010	14,433,498	1,743,176

Total current assets		49,957,870	31,415,804	3,794,179

Current liabilities:
Dividend payable		29,847	8,448	1,020
Payables and accrued liabilities	26	15,329,436	19,811,961	2,392,749
Amounts due to Unicom Group	33(c)	947,934	562,633	67,951
Amounts due to related parties	33(b)	135,724	409,663	49,476
Amounts due to domestic carriers	34(b)	742,366	1,123,580	135,698
Current portion of obligations under finance leases	29, 34(b)	8,151	16,793	2,028
Current portion of long-term bank loans	28	843,603	5,459,505	659,361
Taxes payable		1,025,269	1,106,006	133,576
Advances from customers		2,765,541	6,240,225	753,650
Short-term loans from Unicom Group	33(d)	—	724,127	87,455
Short-term bank loans	27	7,089,000	9,146,500	1,104,650

Total current liabilities		28,916,871	44,609,441	5,387,614

Net current assets (liabilities)		21,040,999	(13,193,637)	(1,593,435)

Total assets less current liabilities		98,988,021	104,613,464	12,634,476

Financed by:
Shareholders’ equity:
Share capital	30	1,331,371	1,331,371	160,794
Share premium		52,482,127	52,482,127	6,338,421
Reserves		826,286	1,259,535	152,118
Retained profits
Proposed final dividend	14	—	1,255,300	151,606
Others		7,041,379	9,918,902	1,197,935

Shareholders’ equity		61,681,163	66,247,235	8,000,874

Minority interests		829,405	566,257	68,388

Non-current liabilities:
Long-term bank loans	28	36,336,768	37,686,162	4,551,468
Obligations under finance leases	29, 34(b)	100,757	101,302	12,235
Other long-term liabilities		39,928	12,508	1,511

Total long-term liabilities		36,477,453	37,799,972	4,565,214

		98,988,021	104,613,464	12,634,476

The accompanying notes are an integral part of the financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Expressed in thousands of RMB)

	Head office account	Share capital	Share premium	Revaluation reserve	Statutory reserve	Retained profits	Total

Owner’s equity at January 1, 2000	8,538,346	—	—	—	—	—	8,538,346
Effect of restructuring (Note 1)	(8,538,346)	1,030,850	7,507,496	—	—	—	—

Shareholders’ equity after restructuring	—	1,030,850	7,507,496	—	—	—	8,538,346
Revaluation surplus	—	—	—	176,853	—	—	176,853
Issue of shares, net of direct listing expenses (Note 30)	—	300,521	44,974,631	—	—	—	45,275,152
Net income for the year	—	—	—	—	—	3,234,051	3,234,051
Appropriation to statutory reserve (Note 14)	—	—	—	—	424,805	(424,805)	—

Balance at December 31, 2000	—	1,331,371	52,482,127	176,853	424,805	2,809,246	57,224,402
Net income for the year		—	—	—	—	4,456,761	4,456,761
Appropriation to statutory reserve (Note 14)	—	—	—	—	224,628	(224,628)	—

Balance at December 31, 2001	—	1,331,371	52,482,127	176,853	649,433	7,041,379	61,681,163
Net income for the year	—	—	—	—	—	4,566,072	4,566,072
Appropriation to statutory reserve (Note 14)	—	—	—	—	433,249	(433,249)	—

Balance at December 31, 2002	—	1,331,371	52,482,127	176,853	1,082,682	11,174,202	66,247,235

Representing:
2002 Final dividend proposed						1,255,300
Others						9,918,902

Retained earnings as at December 31, 2002						11,174,202

The accompanying notes are an integral part of the financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Note	2000	2001	2002	2002
		RMB’000	RMB’000	RMB’000	US$’000

Net cash inflow from operations	(a)	10,228,880	13,249,360	15,675,105	1,893,129
Interest received		1,083,148	2,605,507	599,506	72,404
Interest paid		(1,331,326)	(2,576,822)	(1,868,208)	(225,629)
Dividends received		258	22,864	24,978	3,017
Dividends paid to minority owners of subsidiaries		(153,316)	(29,377)	(31,902)	(3,853)
PRC income tax paid		(483,777)	(2,193,657)	(1,345,201)	(162,464)

Net cash inflow from operating activities		9,343,867	11,077,875	13,054,278	1,576,604

Investing activities
Purchase of property, plant and equipment		(21,352,609)	(28,547,009)	(21,152,102)	(2,554,602)
Sale of property, plant and equipment		—	131,692	24,552	2,965
Purchase of minority interests		(1,525,536)	(18,537)	(257,337)	(31,079)
Proceeds from disposals of associated companies		6,446	—	—	—
(Increase) decrease in short-term bank deposits		(7,630,435)	(17,083,008)	20,096,738	2,427,143
Purchase of Unicom New Century, net of cash acquired	(c)	—	—	(3,692,687)	(445,977)
Purchase of trading securities		(570,905)	—	(14,557)	(1,758)
Sale of trading securities		689,463	144,976	18,865	2,278
Purchase of investment in associated companies		(10,696)	—	(2,105)	(254)
Sale of investment in associated companies		—	—	4,241	512
Purchase of investment securities		(10,903)	(21,426)	—	—
Sale of investment securities		—	5,139	35,300	4,263
Payment for other assets		(145,771)	(736,844)	(226,947)	(27,409)

Net cash outflow from investing activities		(30,550,946)	(46,125,017)	(5,166,039)	(623,918)

Financing activities
Proceeds from issue of ordinary shares, net of expenses (Note 30)		45,275,152	—	—	—
Repayment of loans from CCF joint ventures (Note 11)		(7,393,940)	—	—	—
Increase (decrease) in amounts due to Unicom Group		316,430	126,137	(1,393,434)	(168,289)
Proceeds from short-term bank loans		7,697,139	11,214,388	9,623,438	1,162,251
Proceeds from long-term bank loans		15,663,740	10,029,022	7,757,005	936,836
Repayment of short-term bank loans		(1,616,886)	(11,859,205)	(7,928,938)	(957,601)
Repayment of long-term bank loans		(20,232)	(766,875)	(19,925,822)	(2,406,500)

Net cash inflow (outflow) from financing activities		59,921,403	8,743,467	(11,867,751)	(1,433,303)

Net increase (decrease) in cash and cash equivalents		38,714,324	(26,303,675)	(3,979,512)	(480,617)
Cash and cash equivalents, beginning of year		6,002,361	44,716,685	18,413,010	2,223,793

Cash and cash equivalents, end of year		44,716,685	18,413,010	14,433,498	1,743,176

Analysis of the balances of cash and cash equivalents:

Cash balance		32,410	21,991	5,942	718
Bank balance		44,684,275	18,391,019	14,427,556	1,742,458

		44,716,685	18,413,010	14,433,498	1,743,176

The accompanying notes are an integral part of the financial statements.

a)              The reconciliation of income before taxation to net cash inflow from operations is as follows:

	2000	2001	2002	2002
	RMB’000	RMB’000	RMB’000	US$’000

Income before taxation	4,482,731	5,462,588	6,303,166	761,252
Adjustments for:
Depreciation and amortization	5,734,315	8,262,296	11,255,724	1,359,387
Amortization of deferred customer acquisition costs of contractual CDMA subscribers	—	—	1,385,424	167,322
Interest income	(1,748,805)	(2,096,972)	(470,282)	(56,797)
Interest expense	1,353,746	1,907,148	1,456,736	175,934
Loss on disposal of property, plant and equipment	319,659	54,475	82,467	9,960
Impairment loss of property, plant and equipment and goodwill	—	632,511	38,797	4,686
Provision for doubtful debts	444,831	540,954	971,989	117,390
Share of (income) losses from associated companies	(258)	24,773	(553)	(67)
Dividends from investment securities	(9,321)	(22,864)	(24,978)	(3,017)
Realized gains on trading securities	(64,956)	(31,979)	(1,876)	(227)
Unrealized (gains) losses on trading securities	(31,855)	56,576	27,461	3,317
Realized gains on investment securities	—	(944)	(18,098)	(2,186)
Additional provision (reversal) of impairment loss of associated companies	7,501	(3,219)	—	—
Realized gains in associated companies	—	—	(1,251)	(151)
Additional provision (reversal) of impairment loss of investment securities	6,812	(12,490)	650	79
Loss arising from terminations of CCF Arrangements	1,193,838	—	—	—
Operating income before working capital changes	11,688,238	14,772,853	21,005,376	2,536,882
Increase in accounts receivable	(993,069)	(1,493,966)	(2,085,863)	(251,916)
Decrease (increase) in inventories	54,717	(72,302)	(1,276,602)	(154,179)
Increase in other assets	—	—	(5,478,259)	(661,625)
(Increase)/decrease in prepayments and other current assets	(424,133)	187,565	(1,142,810)	(138,021)
Decrease in amounts due from domestic carriers	798,537	176,786	8,599	1,039
(Increase)/decrease in amounts due from related parties	(433,506)	(891,497)	280,216	33,843
(Decrease)/increase in payables and accrued liabilities	(164,854)	872,084	1,488,449	179,764
(Decrease)/increase in advances from customers	(31,970)	149,865	1,978,456	238,944
(Decrease)/increase in amounts due to domestic carriers	(276,355)	(534,599)	221,196	26,714
Increase in amounts due to related parties	11,275	82,571	676,347	81,684

Net cash inflow from operations	10,228,880	13,249,360	15,675,105	1,893,129

b)             Supplemental information:

As the payables to equipment suppliers for construction-in-progress decreased by approximately RMB2,201 million during 2002(2000: increased by approximately RMB3,828 million; 2001: RMB2,706 million), cash outflows for the purchase of property, plant and equipment for the year amounted to approximately RMB21,152 million (2000: RMB21,353 million; 2001: RMB28,547 million).

During 2000, long-term bank loans of approximately RMB10,502 million previously borrowed by Unicom Group were restructured into long-term bank loans borrowed directly by China Unicom Corporation Limited (see Note 33(d)).

c)              Acquisition of Unicom New Century:

RMB’000

Net assets acquired:
Property, plant and equipment, net	23,330,775
Other assets	1,799,357
Deferred tax assets	56,368
Current portion of deferred tax assets	251,255
Amounts due from related parties	809,526
Amounts due from domestic carriers	20,601
Prepayments and other current assets	714,396
Inventories	1,201,310
Accounts receivable, net	715,331
Cash and cash equivalents	1,107,313
Payables and accrued liabilities	(4,940,983)
Amounts due to Unicom Group	(778,109)
Amounts due to related parties	(649,896)
Amounts due to domestic carriers	(160,018)
Current portion of long-term bank loans	(2,668,782)
Long-term bank loans	(15,465,331)
Taxes payable	(215,734)
Advances from customers	(1,496,228)
Short-term loans from Unicom Group	(724,127)
Short-term bank loans	(363,000)

2,544,024
Goodwill	2,365,197
Less: Direct costs of acquisition	(109,221)

Consideration paid	4,800,000

Analysis of the net outflow in respect of the Acquisition of Unicom New Century:

Cash consideration	4,800,000
Bank balances and cash in hand acquired	(1,107,313)

Net cash outflow in respect of the Acquisition of Unicom New Century	3,692,687

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1.              ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activities of the Company are engaged in investment holding and the provision of GSM and CDMA cellular, data, Internet, long distance and paging services in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The principal businesses of the Group comprised:

i)                 the GSM Business (as further described below);

ii)              the CDMA cellular businesses in the above service areas, through a leasing arrangement of CDMA network capacities from a subsidiary of Unicom Group commenced on January 8, 2002 (the “CDMA Business”, see Note 32);

iii)           the Data and Internet Business (as further described below);

iv)          the Long Distance Business (as further described below); and

v)             the nationwide paging business (as further described below) in the PRC.

The GSM business and the CDMA business are hereinafter collectively refer to as the “Cellular Business”.

(a)         The Restructuring and the Global Offering

Prior to the incorporation of the Company, the paging business was carried out by Guoxin Paging Corporation Ltd. and its subsidiaries (“Guoxin”) whereas the GSM cellular and other telecommunications businesses were carried out by the head office and various branches of China United Telecommunications Corporation (“Unicom Group”).  In preparation for a Global Offering of the Company's shares (the “Global Offering”), there has been a restructuring (the “Restructuring”) as described below.

Prior to and following the Restructuring, Unicom Group and Guoxin were and are under the supervision and regulation of the Ministry of Information Industry (the “MII”).  The MII is a body established in 1998 under the direct supervision of the State Council of the PRC to take over the regulatory responsibility for the telecommunications industry in the PRC from its predecessor, the Ministry of Posts and Telecommunications.

Unicom Group was established as a state-owned enterprise in the PRC in 1994 under the approval of the State Council to build and operate cellular networks, fixed line local networks and fixed line domestic long distance networks in the PRC.

Guoxin was a subsidiary of China Telecommunications Corporation (“China Telecom”) and was established as a limited liability company in September 1998, and originally operated a nationwide paging business through its 31 subsidiaries in 27 provinces and 4 municipalities in the PRC (the “Paging Business”).  After the establishment of Guoxin, the Paging business continued to operate under the ultimate control of the MII, until June 1999 when, pursuant to a State Council decision, the 99.67% ownership interest in Guoxin held by China Telecom was transferred to Unicom Group at no consideration.

Under the Restructuring, Unicom Group injected its entire equity interests in Guoxin, together with the following businesses, into CUCL on April 21 2000:

i)                 the GSM cellular businesses in 9 provinces in the PRC, namely, Guangdong, Fujian, Anhui, Jiangsu, Zhejiang, Shandong, Liaoning, Hebei and Hubei; and 3 municipalities, namely, Beijing, Shanghai and Tianjin (the “GSM Business”);

ii)              the nationwide domestic and international Internet protocol-based telephony businesses and the nationwide data and Internet business in major cities of the PRC (the “ Data and Internet Business”); and

iii)           the nationwide domestic and international long distance telephony businesses in major cities of the PRC (the “Long Distance Business”).

Subsequent to the Restructuring, the Company completed its Global Offering in June 2000 and an aggregate of 2,827,996,050 ordinary shares were issued with listing proceeds amounted to approximately RMB45.3 billion, net of direct listing expenses (See Note 30). The above business under the Restructuring are hereafter collectively referred to as the “Predecessor Entities”.

(b)         Acquisition of Unicom New Century Telecommunications Corporation Limited (“Unicom

New Century”)

Unicom New Century was a limited liability company established in the PRC on July 16, 2002 to engage in the provision of GSM and CDMA cellular telecommunications services in 8 provinces and 1 municipality in the PRC, namely, Sichuan, Heilongjiang, Jilin, Henan, Jiangxi, Guangxi, Xinjiang, Shannxi and Chongqing.  The GSM business and relevant net assets were previously owned and operated by various branches of Unicom Group. Starting from 2002, Unicom New Century has started to operate the CDMA business through the leasing of CDMA network capacity from a subsidiary of Unicom Group (see Note 32).

Unicom Centerarian (BVI) Limited (“UC (BVI)”) was incorporated in the British Virgin Islands on October 23, 2002 as a wholly owned subsidiary of Unicom Group. At the same time, Unicom New Century (BVI) Limited (a wholly-owned subsidiary of UC (BVI), hereinafter referred to as (“UNC (BVI)”)  was incorporated in the British Virgin Islands on October 23, 2002. According to the restructuring plan for the acquisition of Unicom New Century and the agreement signed between Unicom Group, UC (BVI) and UNC (BVI) dated October 23, 2002, the entire issued share capital of Unicom New Century were transferred from UC (BVI) to UNC (BVI) through share exchanges.

Pursuant to the ordinary resolution passed by the Company’s Directors on November 20, 2002 and extraordinary general meeting passed by the Company’s shareholders on December 23, 2002, the Company acquired the entire equity interests of UNC (BVI) by a cash consideration of RMB4.8 billion on December 31, 2002 (the “Acquisition”).  Thereafter, Unicom New Century has become a subsidiary of the Company.

The immediate holding company of the Company is CUCL (BVI) Limited (“Unicom BVI”).  The majority equity interests of Unicom BVI are owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on December 31, 2001, with its A shares listed on the Shanghai Stock Exchange on October 9, 2002). The directors of the Company consider Unicom Group to be the ultimate parent company.

2.              BASIS OF PRESENTATION

(a)         The Restructuring

The reorganization of Guoxin and the subsequent transfer of its ownership to Unicom Group were completed pursuant to restructuring plans for the telecommunications industry of the PRC approved by the State Council and implemented through the MII.  Prior to and following the Restructuring, both Unicom Group and Guoxin continued to be governed by the strategic-planning and policy-making mechanism of the State Council and the MII.  Accordingly, the reorganization of Guoxin and the combination of Unicom Group and Guoxin are considered to be a reorganization of businesses under the common control of the State Council.  In addition, upon the transfer of the ownership interest in Guoxin from China Telecom to Unicom Group, Unicom Group controlled all the Predecessor Entities prior to the Restructuring and continued to control the Company after the Restructuring.  Accordingly, the series of combination of the various telecommunications businesses and the transfer of these businesses from Unicom Group to the Company as described in Note 1 above have been accounted for as a reorganization of entities under common control by using merger accounting as if the Group had been operating continuously in 2000.

On the basis described above, the financial statements for the year ended 31 December 2000 were prepared to present the combined results of operations and cash flows of the Predecessor Entities, now comprising the Group and the financial position of the Group as of 31 December 2000 as if the state-owned interests in the Group had been held continuously by the Group since 1 January 2000 and the business activities had been conducted by the Group throughout the year 2000.  Consequently, the assets, liabilities, revenues and expenses that were clearly identifiable with the businesses and operations transferred to the Group were included at their recorded amounts.  Other amounts for which the specific identification method was not practical were not material and were allocated on the following basis:

Items allocated

Allocation Basis

Salaries	Number of employees
Accounting and legal services	Number of employees
Training	Number of employees
Retirement benefits	Number of employees
Rent and depreciation	Floor area
Other selling, general and administrative expenses	Number of employees/revenue

Management believed that the above was a reasonable basis of estimating what the Group’s expenses would have been on a stand-alone basis.

(b)         The Acquisition

The Acquisition of Unicom New Century as described in Note (1) above became effective on December 31, 2002 when the Company gained the ownership of, and control over Unicom New Century, after obtaining the necessary government approvals on the Acquisition and making payment of the purchase consideration on that date.  The Company has adopted the purchase method of accounting to account for this Acquisition. The net identifiable assets and liabilities acquired are recorded based on their respective fair values as of December 31, 2002, estimated by the Company to be approximately RMB2,544 million.

The results of the subsidiary acquired are included in the consolidated statement of income from the date of acquisition. Since the effective date of the Acquisition was December 31, 2002, the consolidated financial statements did not include the operating results of Unicom New Century, but included the financial position of Unicom New Century as of December 31, 2002.

The financial statements have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain land and building and investments in securities are stated at fair value.  They have been prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”) issued by the Hong Kong Society of Accountants (“HKSA”).  This basis of accounting differs from that used in the preparation of statutory financial statements for PRC statutory reporting purposes, which were based on the accounting principles and financial regulations applicable to enterprises established in the PRC (“PRC GAAP”).

The principal adjustments made to conform to HK GAAP include the following:

•                  Reversal of revaluation surplus and related depreciation and amortization charges arising from the revaluation of assets performed by independent valuers registered in the PRC;

•                  Additional accrual for certain retirement benefits;

•                  Additional provision for certain housing benefits;

•                  Additional capitalization of borrowing costs;

•                  Provision for deferred taxation on HK GAAP adjustments;

•                  Recognized losses arising from the termination of CCF Arrangements as one-time loss; and

•                  Capitalization of the direct cost associated with the Acquisition

3.              PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out as follows:

(a)         Basis of preparation

In the current year, the Group adopted the following Statements of Standard Accounting Practice (“SSAP”) issued by the HKSA which are effective for accounting periods commencing on or after January 1, 2002:

SSAP1 (revised)	Presentation of financial statements
SSAP11 (revised)	Foreign currency translation
SSAP15 (revised)	Cash flow statements
SSAP33	Discontinuing operation
SSAP34 (revised)	Employee benefits

The impact of the adoption of the new aforementioned new standards on the Group’s consolidated operating results and financial position is not significant and, accordingly, no prior period adjustment has been made.

The Group has not adopted SSAP 35 “Government grants and disclosure of government assistance” and SSAP 12  “Income taxes”, which are effective for periods commencing on or after July 1, 2002 and January 1, 2003 respectively.

Should the Group have adopted the revised SSAP 12 in 2002, it would apply retrospectively. As such, the Group estimated that the opening retained profits as of January 1, 2002 would increase by approximately RMB373,159,000, which represent the  deferred tax assets related to provision of doubtful debts of the GSM Business previously not recognized. This change would result in a decrease in the income tax expense by approximately RMB32,140,000 for the year ended December 31, 2002.

(b)         Group accounting

(i)            Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to December 31.

Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors; controls more than half of the voting power; or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the effective dates of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(ii)        Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated statement of income includes the Group’s share of the results of associated companies for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortization) on acquisition.

Equity accounting is discontinued where the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated companies.

Where, in the opinion of the directors, there is an impairment loss of an associated company, permanently reduced below its carrying value, or the market value has fallen below the carrying value over a sustained period, a provision is made for such impairment loss.

(c)          Use of estimates

The preparation of financial statements in conformity with HK GAAP requires management to make estimates and assumptions that affect the reported amount and disclosures.  Accordingly, actual results may differ from those estimates and assumptions.

(d)         Property, plant and equipment

(i)            Land use rights and building

Land use rights and buildings are stated at valuation.  Independent valuations are performed periodically with the last valuation performed on March 31, 2000.  In the intervening years, the directors review the carrying value of land use rights and buildings and adjustment is made where in the directors’ opinion there has been a material change in value. Any increase in land use rights and buildings valuation is credited to the revaluation reserve; any decrease is first offset against an increase on earlier valuation in respect of the same property and is thereafter charged to the statement of income. Upon the disposal of revalued land use rights and buildings, the realized portion of the revaluation reserve is transferred from the valuation reserve to retained profits.

(ii)        Other fixed assets

Other fixed assets, comprising leasehold improvement, plant, telecommunications equipment, office furniture and fixtures are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.  Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the assets.

(iii)    Depreciation

Land use rights are depreciated over the period of the lease while other fixed assets are depreciated at rates sufficient to write off their costs less accumulated losses over their estimated useful lives on a straight-line basis. The estimated useful lives of property, plant and equipment are as follows:

	Depreciable life	Residual value

Land use rights	Over the period of lease	—
Buildings	8 – 40 years	3%
Leasehold improvements	Over the lease term	—
Telecommunications equipment	4 – 15 years	3%
Office furniture, fixtures and other	4 – 14 years	3%

(iv)       Construction-in-progress

Construction-in-progress represents buildings under construction and plant and equipment pending installation, and is stated at cost less accumulated impairment losses.  Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period.

No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use.

(v)           Impairment and gains or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets including property, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized to reduce the assets to its recoverable amount. Such impairments losses are recognized in the statement of income except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which cases it is treated as a revaluation decrease. In determining the recoverable amount, expected future cash flows generated by the property, plant and equipment are discounted to their present values.

Provision for impairment loss is charged to the statement of income and classified under “general, administrative and other expenses” as a component of operating expenses.  Reversal of impairment losses recognized in prior years is recorded when impairment losses recognized for the asset no longer exist or have decreased.  The reversal is recorded in the statement of income.

The gain or loss on disposal of a property, plant and equipment is the differences between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statement of income.  Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retaining earnings and is shown as a movement in reserves.

(e)          Goodwill

Goodwill represents the excess of purchase consideration over the fair values of the Group’s share of the net identifiable assets and liabilities of the acquired subsidiary/associated company at the date of acquisition.  Goodwill is carried at cost less accumulated amortization and accumulated impairment losses.  Goodwill is amortized using the straight-line method over the estimated economic lives of the acquired businesses.  Goodwill arising on major strategic acquisitions of the Group to expand its geographical market coverage is amortized over 20 years.  For all other acquisitions, goodwill is generally amortized over 5 to 7 years.

When later events and circumstances occur which indicate the carrying balance of goodwill may not be recoverable, the unamortized balance is written down to its estimated recoverable amount. Estimated recoverable amount is determined based on estimated discounted future net cash flows of the related business over its remaining life.

(f)            Other assets

Other assets mainly represent long-term (i) expenditures on facilities for interconnection with other operators, for which the Group has a permanent use right, (ii) prepaid leased lines and rentals and (iii) deferred customer acquisition costs of certain CDMA contractual subscribers.

Expenditures on interconnection facilities are amortized using the straight-line method over the period of benefit of 5 years. Long-term prepaid leased lines and rentals are recognized using a straight-line method over the lease period.

Deferred customer acquisition costs of certain CDMA contractual subscriber represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Deferred customer acquisition costs, to the extent recoverable, are amortized over the contractual period (not exceeding 2 years) to match with the minimum contract revenue.  Deferred customer acquisition costs are included in “prepayment and other current assets” when the customer contract is within 1 year, whereas they are recorded as “other assets” when the contract period is over 1 year.

(g)         Investments in securities

(i)            Investment securities

Equity securities intended to be held on a continuing basis are classified as investment securities and recorded at cost less any provision for impairment loss.

The carrying amounts of investment securities are reviewed at the end of each year to assess whether the fair values have declined below the carrying amounts.  When a decline other than temporary decline has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognized as an expense in the statement of income. This impairment loss is written back to statement of income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. Upon disposal of investment securities, income or loss thereon is accounted for in the statement of income.

(ii)        Trading securities

Trading securities are carried at fair value.  At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of trading securities are recognized in the statement of income.  Gains or losses on disposal of trading securities, representing the differences between the net sales proceeds and the carrying amounts, are recognized in the statement of income as they arise.

(h)         Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with maturity of 3 months or less from the date of investment.

(i)            Short-term bank deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to one year.

(j)            Accounts receivables and other receivables

Provision is made against accounts receivables and other receivables to the extent they are considered to be doubtful. They are stated in the balance sheet net of such provision.

(k)         Inventories

Inventories, which principally comprise handsets, SIM cards, UIM cards, pagers and accessories, are stated at the lower of cost and net realizable value.  Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l)            Advances from customers

Advances from customers are monthly fees paid by paging subscribers in advance or amounts paid by customers for GSM prepaid cards, GSM and CDMA prepaid service fees, Internet protocol (“IP”) telephone cards and other calling cards which cover future telecommunications services (over a period of 3 to 12 months).  Customer advances are stated at the amount of proceeds received less the amount already recognized as revenues upon the rendering of services.

(m)      Assets under lease

(i)            Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases.  Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding.  The corresponding rental obligations, net of finance charges, are included in long-term liabilities.  The finance charges are charged to the statement of income over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives and the lease periods.

(ii)        Operating leases

Leases where substantially all the risks and rewards of ownership remain with the lessor are accounted for as operating leases. Minimum payments under operating leases net of any incentives received from the lessor are charged to the statement of income on a straight-line basis over the lease periods.

(n)         Borrowing costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset, that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalized as part of the cost of that asset. Capitalization of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalized up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized incurred during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognized as expenses when incurred.

The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varies from 4.54% to 6.24% for the year ended December 31, 2002 (2000:4.95% to 6.66%; 2001: 5.46% to 7.65%).

(o)         Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of a past event, it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.  Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

(p)         Revenue recognition

(i)             Revenue is recognized when it is probable that the economic benefits associated with a transaction will flow to the Group and when the revenue and cost can be measured reliably, on the following basis:

•                  Usage fees are recognized when the service is rendered;

•                  Monthly fees are recognized as revenue in the month during which the services are rendered;

•                  Connection fees are recognized as revenue upon activation of service for subscribers;

•                  Telecommunication calling card sales, which represent prepaid service fees received from subscribers for telephony services, is recorded as advances from customers. Revenue is recognized when the related service is rendered upon actual usage of the telephone cards by customers;

•                  Leased line rental income is recognized on a straight-line basis over the lease term; and

•                  Sales of telecommunications products, such as handsets and accessories, SIM cards, UIM cards and pagers etc, are recognized when title has passed to the buyers.

(ii)          Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, taking into account the principal amounts and the interest rates applicable.

(iii)       Dividend income

Dividend income is recognized when the rights to receive payment is established.

(q)         Foreign currency translation

The Group maintains its books and records in Renminbi (“RMB”), which is not freely convertible into foreign currencies.  Transactions in foreign currencies are translated at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated at exchange rates ruling at the balance sheet date.  Exchange differences arising from changes in exchange rates subsequent to the transaction dates are dealt with in the statement of income.

For the convenience of the reader, translation of amounts for RMB into United States dollars (“US”) has been made at the noon buying rate in New York city for cable transfer payables in foreign currencies as certified for customers purposes by the Federal Reserve Bank of New York on December 31, 2002 of US$1.00=RMB8.2800. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2002, or at other rate.

(r)           Employee benefits

(i)            Retirement benefits

The Group’s contributions to the defined contribution retirement scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(ii)        Housing benefits

The Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred.

(iii)    Equity compensation benefits

Share options are granted to directors and employees under the relevant share option schemes approved by the Board of Directors (Note 31). The financial impact of the share option granted is not recorded in the financial statements until such time as the options are exercised. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium

(s)           Taxation

(i)            Income tax

Income tax is provided on the basis of income for statutory financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for tax purposes.

(ii)        Deferred taxation

Deferred taxation is provided under the liability method, at the current tax rate, in respect of timing differences between income as computed for taxation purposes and income as stated in the statement of income.  A deferred tax asset is not recognized unless the related benefits are expected to crystallize in the foreseeable future.

(t)            Related parties

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other.  Entities are also considered to be related if they are subject to common control or common significant influence.

(u)         Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.  It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements.  When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognized but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable.  When an inflow is virtually certain, an asset is recognized.

(v)          Events after the balance sheet date

Events after the balance sheet date that provide additional information about the position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements.  Events after the balance sheet date that are not adjusting events are disclosed in the notes when material.

(w)       Segment reporting

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format.

Unallocated costs primarily represent corporate expenses. Segments assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash and exclude short-term bank deposits. Segment liabilities comprise operating liabilities.  Capital expenditure mainly comprises additions to property, plant and equipment.

(x)         Earnings per share and per American Depository Share (“ADS”)

Basic earnings per share has been computed by dividing the income attributable to shareholders by the number of weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share has been computed by dividing the income attributable to shareholders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted net earnings per ADS have been computed by multiplying the net income per share by 10, which is the number of shares represented by each ADS.

4.              OPERATING REVENUE

Operating revenue primarily comprises of usage fees, monthly fees, connection fees, interconnection revenue, leased line rental income and sales of telecommunication products earned by the Group from GSM, CDMA, data, Internet, long distance and paging services.  Tariffs for these services are subject to regulations by various government authorities, including the State Development Planning Commission, the MII and the provincial regulatory authorities.

Operating revenue is net of business tax and government surcharges.

The major components of operating revenue are as follows:

	Note	2000	2001	2002
		RMB’000	RMB’000	RMB’000
GSM Business
Usage fee	(i) (a)	8,212,332	14,937,448	20,274,987
Monthly fee	(ii)	2,476,104	3,660,473	4,169,129
Connection fee	(iii)	517,642	204,986	—
Interconnection revenue	(iv)	753,591	1,262,267	1,709,771
Other revenue	(vi)	228,135	439,884	1,234,038

Total GSM service revenue		12,187,804	20,505,058	27,387,925

CDMA Business
Usage fee	(i) (a)	—	—	2,231,050
Monthly fee	(ii)	—	—	713,483
Interconnection revenue	(iv)	—	—	184,296
Other revenue	(vi)	—	—	96,518

Total CDMA service revenue		—	—	3,225,347

Data and Internet Business
Usage fee	(i) (b)	342,651	1,581,189	2,069,415
Monthly fee	(ii)	7,005	—	9,478
Interconnection revenue	(iv)	141,992	146,844	348,248
Leased lines rental	(v)	45,841	64,117	274,274
Other revenue	(vi)	2,636	28,061	91,624

Total Data and Internet service revenue		540,125	1,820,211	2,793,039

Long Distance Business
Usage fee	(i) (b)	127,875	539,808	1,223,051
Monthly fee	(ii)	71	—	—
Interconnection revenue	(iv)	151,753	577,780	664,302
Leased lines rental	(v)	275,414	363,078	873,054
Other revenue	(vi)	1,156	8,067	5,316

Total Long Distance service revenue		556,269	1,488,733	2,765,723

Paging Business
Monthly fee	(ii)	7,992,999	4,141,232	1,912,786
Connection fee	(iii)	68,233	1,595	—
Interconnection revenue	(iv)	—	—	113,123
Other revenue	(vi)	422,258	198,997	135,279

Total Paging service revenue		8,483,490	4,341,824	2,161,188

Total service revenue		21,767,688	28,155,826	38,333,222

Sales of telecommunications products		1,924,770	1,237,060	2,243,303

Total operating revenue		23,692,458	29,392,886	40,576,525

Notes:

(i)             Usage fees comprise:

(a)          charges for incoming and outgoing calls made by cellular subscribers including charges for local calls, domestic direct dial (“DDD”) and international direct dial (“IDD”) as well as roaming fees for calls made by cellular subscribers outside their local service areas.

(b)         charges for IP telephone calls, data and Internet services and fixed line long distance calls.

(ii)          Monthly fees represent fixed amounts charged to cellular, data, Internet, and paging subscribers on a monthly basis for maintaining their access to the related services.

(iii)       Connection fees are charged to cellular and paging subscribers for the one-time activation service rendered to connect the cellular subscribers to the Group’s cellular network or to reconfigure the receiving frequency of the subscribers’ pagers to the Group’s paging network. Connection fees have been cancelled since July 1, 2001.

(iv)      Interconnection revenue represents amounts received from other operators, including Unicom Group, for calls from their networks to the Group’s networks. It also includes roaming-in fees received from other operators, including Unicom Group, for calls made by their subscribers using the Group’s cellular networks. Interconnection revenue is recognized when the relevant calls are made by subscribers (see Note 33(a)).

(v)         Leased line rental income represents rentals received for leasing of transmission lines to Unicom Group, business customers and other carriers in the PRC.

(vi)   Other revenue mainly represents revenue from the provision of value-added services to subscribers such as short message services.

5.              INCOME BEFORE TAXATION

Income before taxation is stated after charging and crediting the following:

	Note	2000	2001	2002
		RMB’000	RMB’000	RMB’000
After charging/(crediting):

Share of (profit) losses from associated companies	8	(258)	24,773	(553)
Dividends from investment securities	8	(9,321)	(22,864)	(24,978)
Realized gains on investment securities	8	—	(944)	(18,098)
Realized gains on trading securities	8	(64,956)	(31,979)	(1,876)
Unrealized (gains) losses on trading securities	8	(31,855)	56,576	27,461
Gains on disposal of interests in associated company	8	—	—	(1,251)

Interest income		(1,748,805)	(2,096,972)	(470,282)

Interest expense:	7	1,606,403	2,593,402	1,879,663
Less: amounts capitalized in construction-in-progress	7	(252,657)	(686,254)	(422,927)
Total interest expenses	7	1,353,746	1,907,148	1,456,736

Depreciation:
- Assets held under finance leases	20	—	9,327	20,046
- Other assets		5,511,045	7,715,229	10,830,635
Total depreciation	20	5,511,045	7,724,556	10,850,681

Amortization of goodwill	21	100,781	74,261	23,414

Amortization of deferred customer acquisition costs of contractual CDMA subscribers	32(b)	—	—	1,385,424
Other amortization	22	122,489	463,479	381,629
Total amortization of other assets		122,489	463,479	1,790,467

Loss on disposal of property, plant and equipment	6(iv)	277,973	54,475	82,467

Operating lease expense:
- Leased lines		1,158,123	853,306	691,358
- CDMA network capacities	32(a)	—	—	891,897
- Other leasing expense	6(iv)	546,165	569,954	610,931
Total operating lease expense		1,704,288	1,423,260	2,194,186

Auditors’ remuneration		47,030	52,972	38,916

Provision (write-back) for doubtful debts:
- GSM Business		355,082	517,663	802,914
- CDMA Business		—	—	42,050
- Data and Internet Business		2,635	24,743	70,922
- Long Distance Business		1,684	13,058	46,124
- Paging Business		85,430	(14,510)	9,979
Total provision for doubtful debts	6(iv)	444,831	540,954	971,989

Cost of inventories		2,390,758	1,268,645	2,161,512

(Write-back) write-down of inventories to net realizable value		(91,038)	16,605	7,156

	Note	2000	2001	2002
		RMB’000	RMB’000	RMB’000
After charging/(crediting):
Personnel:
- Salaries and wages		1,573,147	2,156,911	2,654,845
- Contributions to defined contribution pension schemes	12	148,322	163,500	203,164
- Contributions to supplementary defined contribution pension schemes	12	—	—	11,066
- Special monetary housing benefits	13	—	88,911	277,944
- Contributions to other housing fund	13	44,333	69,963	92,549
- Other housing benefits	13	4,038	7,933	95,650
Total personnel	6(iii)	1,769,840	2,487,218	3,335,218

Provision for impairment for:
- Property, plant and equipment		—	468,611	—
- Goodwill	6(iv)	—	163,900	38,797
Total provision for impairment		—	632,511	38,797

Additional provision (write-back) for impairment losses of investments in:
- Associated companies		7,501	(3,219)	—
- Investment securities		6,812	(12,490)	650
Total provision for impairment in investments		14,313	(15,709)	650

Net exchange losses (income)	8	30,881	(14,476)	21,533

6.              OPERATING EXPENSES

The nature of the major components of operating expenses is as follows:

(i)             Leased line charges and network capacities are incurred in association with leasing of transmission capacity from other operators and CDMA network capacities from Unicom New Horizon (see Note 32 (a)).

(ii)          Interconnection charges represent amounts paid to other operators, including Unicom Group, for calls from the Group’s networks to the networks of other operators.

(iii)       Personnel costs comprise staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes and housing benefits.

(iv)      General, administrative and other expenses are analyzed as follows:

	2000	2001	2002
	RMB’000	RMB’000	RMB’000

Operating lease rental expenses	546,165	569,954	610,931
Repair and maintenance expenses	635,197	424,614	832,259
Provision for doubtful debts	444,831	540,954	971,989
Loss on disposal of property, plant and equipment	277,973	54,475	82,467
Provisions for impairment loss of property, plant and equipment and goodwill	—	632,511	38,797
Traveling, entertainment and meeting expenses	389,335	612,592	850,876
Power and water charges	229,308	473,774	729,650
Office expenses	385,980	587,727	582,187
Other	834,274	1,602,396	932,694

	3,743,063	5,498,997	5,631,850

7.              FINANCE COSTS

	2000	2001	2002
	RMB’000	RMB’000	RMB’000

Interest on bank loans repayable over 5 years	—	—	41,115
Interest on bank loans repayable within 5 years	1,558,090	2,593,402	1,838,548
Interest on loans from Unicom Group repayable within 5 years	48,313	—	—
Less: Amounts capitalized in construction-in-progress	(252,657)	(686,254)	(422,927)

Total interest expenses	1,353,746	1,907,148	1,456,736
Bank charges	—	10,418	17,705

	1,353,746	1,917,566	1,474,441

8.              OTHER (INCOME) EXPENSE, NET

	2000	2001	2002
	RMB’000	RMB’000	RMB’000

Realized gains on trading securities	(64,956)	(31,979)	(1,876)
Unrealized (gains) losses on trading securities	(31,855)	56,576	27,461
Share of (income) losses from associated companies	(258)	24,773	(553)
Dividends from investment securities	(9,321)	(22,864)	(24,978)
Realized gains on investment securities	—	(944)	(18,098)
Losses (gains) from exchange difference	30,881	(14,476)	21,533
Other	16,280	(30,917)	12,870

	(59,229)	(19,831)	16,359

9.              DIRECTORS’, SENIOR EXECUTIVES’ AND SUPERVISORS’ EMOLUMENTS

(a)          Directors’ emoluments

The aggregate amounts of fees and emoluments payable to directors of the Company during the years are set out below:

	2000	2001	2002
	RMB’000	RMB’000	RMB’000

Non-executive directors:
Fees	—	1,273	849

Executive directors:
Fees	—	—	—
Other emoluments
- Salaries, allowance and other allowances	2,825	9,083	9,722
- Pension benefits/pension scheme contributions	52	124	38
- Bonuses paid and payable	222	11,162	5,887

	3,099	20,369	15,647

	3,099	21,642	16,496

Directors’ emoluments disclosed above include approximately RMB636,000 (2000: Nil; 2001: approximately RMB637,000) paid to independent non-executive directors.

During the year, 2,802,000 (2000: 2,107,000; 2001: Nil) share options were granted to the directors under the amended Share Option Scheme approved by the independent non-executive directors on July 10, 2002. Refer to Note 31 of the financial statements for details of share option granted during the year.

The emoluments of the directors analyzed by the number of directors and emolument ranges were as follows:

	Number of directors
(All amounts expressed in Hong Kong dollars)	2000	2001	2002

$nil - $1,000,000	5	4	4
$1,000,001 - $1,500,000	—	—	2
$2,000,001 - $2,500,000	—	—	1
$2,500,001 - $3,000,000	—	2	1
$3,000,001 - $3,500,000	—	—	1
$3,500,001 - $4,000,000	—	1	1
$4,000,001 - $4,500,000	—	1	—
$5,000,001 - $5,500,000	—	1	—

	5	9	10

No directors waived the right to receive emoluments during the year.

(b)          Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for 2002 include four directors (2000: All; 2001: All) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining individual during year 2002 are as follows:

2002
RMB’000

Salaries, allowance and other allowances	1,432
Bonuses paid and payable	849

2,281

The emoluments of the remaining individual during year 2002 fell within the band of HK$2,000,001- HK$2,500,000.

No emolument was paid to the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

10.       TAXATION

Provision for taxation represents:

	2000	2001	2002
	RMB’000	RMB’000	RMB’000

Provision for PRC enterprise income tax on the estimated taxable income for the year	1,619,169	1,608,825	1,192,801
Deferred taxation	(514,200)	(567,688)	559,545

	1,104,969	1,041,137	1,752,346

There is no Hong Kong income tax liability as the Group does not have any assessable income sourced from Hong Kong for the years ended December 31, 2000, 2001 and 2002.

The income tax liability of CUCL was assessed as follows:

(a)          For 2000, the provincial branches and the head office of CUCL was assessed for income tax liability on a consolidated basis as a single entity and were subject to the statutory tax rate of 33%. On the other hand, most of Guoxin’s subsidiaries were individually subject to enterprise income tax at the rate of 33% and certain subsidiaries were granted by tax authorities a reduced income tax rate of 15%.

(b)         For 2001 and 2002, CUCL was approved as a foreign investment enterprise (“FIE”) and the tax liabilities were assessed in accordance with FIE taxation requirements.

(c)          Accordingly, for 2001 and 2002, CUCL was assessed for income tax liability on a consolidated basis as a single entity and settled income tax liabilities centrally in Beijing approved by the tax authority.

(d)         Starting from January 1, 2001, Guoxin and its subsidiaries (except for Unicom Guomai) were subject to the FIE taxation requirement as stated in Note (b) above and assessed for income tax liability on a consolidated basis with CUCL as a single entity.

The reconciliation of PRC enterprise income tax between the statutory tax rate of 33% applied to income before taxation and the effective tax rate actually recorded in the statement of income is as follows:

	2000	2001	2002
PRC

Statutory tax rate of 33%	33.0%	33.0%	33.0%
Non-deductible expenses:
- Housing benefits	—	2.2	—
- Personnel expenses	2.0	0.7	0.1
- Selling and marketing expenses	2.9	—	—
- Other	0.5	1.2	1.4
Non-taxable income:
- Connection fees	(2.6)	—	—
Effect of preferential tax rates	(1.3)	(2.7)	(3.2)
Investment tax credits (Note (a))	—	—	(2.8)
Non-recognition of deferred taxes:
- Provision for doubtful debts of Cellular Business	3.8	4.6	5.3
- Provision for doubtful debts of Cellular Business provided in prior years approved by tax authority to be deducted for tax purpose	—	—	(4.7)
Additional depreciation deductible for tax purpose from 2001 (Note (b))	—	(9.8)	—
Other	(0.2)	—	—

Effective PRC income tax rate	38.1%	29.2%	29.1%

Hong Kong

Statutory tax rate of 16%	16.0%	16.0%	16.0%
Non-taxable income:
- Interest income	(16.0)	(16.0)	(16.0)

Effective HK income tax rate	—	—	—

Total overall effective income tax rate	24.7%	19.1%	27.8%

Tax effect of preferential tax rates is as follows:

	2000	2001	2002

Aggregate amount (RMB in millions)	37.9	83.6	191.3
Per share effect (RMB)	0.003	0.007	0.015

Notes:

(a)          For 2002, investment tax credits represented the tax credits relating to the additions of certain domestic equipment that were deductible against current tax.

(b)         During 2001, CUCL obtained the approval from the relevant tax authorities in the PRC that certain depreciation expenses prior to 2000, which had previously been disallowed for deduction against current tax, could be used to deduct against enterprise income tax over 5 years. Accordingly, the deferred tax asset relating to this “additional depreciation deductible for tax purpose” was recognized in 2001 upon the receipt of the tax approval. Such deferred tax will be reversed on a straight-line basis for the period from 2000 to 2004.

The movement of the deferred tax assets is as follows:

	2000	2001	2002
	RMB’000	RMB’000	RMB’000

Balance, beginning of year	499,520	1,013,720	1,581,408
Acquisition of Unicom New Century	—	—	307,623
Deferred taxation charged to statement of income	514,200	567,688	(559,545)

Balance, end of year	1,013,720	1,581,408	1,329,486

Deferred taxation as of year-end represents the taxation effect of the following timing differences:

	2001	2002
	RMB’000	RMB’000
Deferred tax assets:
Interest on loans from CCF joint ventures	317,447	287,998
Loss arising from terminations of CCF Arrangements	348,082	309,813
Income tax on advances from customers for telephone cards	529,049	471,657
Difference in goodwill amortization period	23,590	12,878
Provision for impairment loss for property, plant and equipment	154,642	112,994
Provision for impairment loss for goodwill	54,087	27,620
Provision for doubtful debts of Paging Business	53,223	38,673
Write-off of other assets to statement of income	24,368	17,662
Write-down of inventories to net realizable value	35,819	31,260
Amortization of retirement benefits	39,852	37,379
Additional depreciation deductible for tax purpose	232,291	171,091
Differences on tax basis for the residual value of property, plant and equipment	—	19,634
Other	20,590	68,152

	1,833,040	1,606,811

Deferred tax liabilities:
Accelerated depreciation for tax purpose	(129,526)	(76,468)
Capitalized interest already deducted for tax purposes	(122,106)	(200,857)

	(251,632)	(277,325)

Net deferred tax assets	1,581,408	1,329,486
Less: Current portion of deferred tax assets	(569,192)	(502,918)
	1,012,216	826,568

The above deferred tax assets included the effects of interest on loans from CCF joint ventures and loss arising from termination of CCF arrangements (see Note 11 below). Pursuant to the approval of relevant tax authorities, since all the interest costs and the loss on termination of these CCF Arrangements can be deducted against current tax over 7 years, the resulting deferred tax assets were recognized. Such deferred tax assets will reverse on a straight-line basis up to 2006.

Deferred tax assets not recognized consist of the following:

	2001	2002
	RMB’000	RMB’000

Tax effect of provision for doubtful debts of Cellular Business	373,159	485,748
Tax effect of operating loss of a subsidiary	107,299	107,299

The above deferred tax assets have not been recognized as it is uncertain that they will crystallize in the foreseeable future.

11.       CHINA-CHINA-FOREIGN ARRANGEMENTS AND THEIR TERMINATIONS

Prior to 2000, in the process of developing its cellular network, the GSM Business entered into cooperation agreements with certain contractual joint venture companies (the “CJVs”) established in the PRC.  Each CJV was established by one or more Chinese enterprises and one or more foreign parties.  The cooperation arrangements between the GSM Business and the CJVs are hereinafter referred to as the China-China-Foreign Arrangements (the “CCF Arrangements”).

Pursuant to the CCF Arrangements, the CJVs extended funding to the GSM Business for the construction of telecommunications systems and network equipment in the PRC. Upon completion of construction, the GSM Business was responsible for operating the systems.  In return for funding the construction of the cellular networks, the CJVs were entitled to receive (usually on an annual or semi-annual basis) from the GSM Business a fixed proportion of the cash flows generated from the operations of the cellular networks. It was anticipated at the inception of the CCF Arrangements that such periodic distributions of cash would be sufficient for the CJVs to recover their principal together with a reasonable return.  The cooperation periods under these CCF Arrangements generally ranged from twelve to fifteen years.  As security, the fixed assets during the cooperation periods were held by the CJVs in a manner similar to a pledging arrangement under a mortgage loan.  Accordingly, the CCF Arrangements were accounted for as secured financing arrangements.  At the end of the cooperation periods, the CJVs’ rights to share the cash flows from the cellular networks and the security rights in the underlying fixed assets were to be relinquished.

The estimated costs of the funding provided by the CJVs were accrued over the cooperation periods and accounted for as interest costs.  The accrual was made using the then-prevailing market interest rates applicable to long-term bank loans which ranged from 6.21% to 8.01%.  As all CCF Arrangements were terminated in early 2000, no further interest was accrued during that year.

The periodic cash distribution to the CJVs in excess of the accrued interest payable was accounted for as repayment of principal.  Since the amount and the timing of the periodic cash distributions to the CJVs were not fixed and depended on the actual cash flows generated by the operations of the cellular networks, the CCF Arrangements were treated as long-term borrowings with no fixed repayment schedules.  The entire outstanding amounts of approximately RMB6,200 million in relation to those CCF Arrangements were terminated in 2000 (as further discussed below).

Certain CCF Arrangements were terminated in 1999 and all the remaining CCF Arrangements were terminated in 2000.  Pursuant to the termination agreements signed between the CJVs and Unicom Group, compensation in the form of cash and share warrants was paid to the CJVs. The aggregate losses arising from the extinguishment of these CCF debts amounted to approximately RMB1,194 million for 2000.  The losses were calculated based on the difference between the net carrying amounts of the outstanding CCF debts being terminated, which amounted to approximately RMB6,263 million for 2000, and the total cash compensation amounts of approximately RMB7,457 million for 2000 made to the CJVs.

Substantially all of the total cash compensation of approximately RMB7,457 million was financed by long-term bank loans originally borrowed by Unicom Group, which were restructured into long-term loans borrowed directly by CUCL in 2000 (see Note 33(d)).

Apart from the cash compensation, share warrants were granted to the CJVs or their designees as part of the compensation for the termination of the CCF Arrangements in 2000.  These share warrants allowed the holders to subscribe for new shares of the Company at the initial public offering price.  The total exercise value of the share warrants granted to the CJVs or their designees was fixed, amounting to approximately RMB5,024 million in aggregate.  The exercise period lasted for six months following the date that is six months after the Global Offering, 22 June 2000. As of 31 December 2001, all share warrants expired and no share warrants were exercised by these CJVs or their designees.

12.       RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates.  The PRC government is responsible for the pension liability to these retired employees.  The Group was required to make defined contributions to the state-sponsored pension scheme at the rate of 19% for 2002 (2000: 19.1%; 2001: 19%) of the employees’ basic salaries.  Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from August 11, 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established.  Under this plan, the Group makes a monthly defined contribution of 2% to 6% of the monthly salary of each employee.  There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the statement of income were as follows:

	2000	2001	2002
	RMB’000	RMB’000	RMB’000

Contributions to defined contribution pension schemes	148,322	163,500	203,164
Contributions to supplementary defined contribution pension schemes	—	—	11,066

13.       HOUSING BENEFITS

Under housing reform schemes in accordance with government regulations at the provincial level, the Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. In the case of Guoxin, the living quarters were provided by China Telecom prior to the establishment of Guoxin and the related benefits were not charged to the Group.  In the case of the GSM Business, certain of these living quarters were provided by Unicom Group and the related benefits were not charged to the Group. Housing benefits which were not charged to the Group amounted to approximately RMB18.5 million for 2002 (2000: RMB18.5 million; 2001: RMB18.5 million).

Subsequent to the establishment of Guoxin, for living quarters purchased or built by the Group, the liability to provide the housing benefits was recognized by the Group upon finalization of the allocation of the housing units to specific employees.  The amount of the benefits was the difference between the cost of the quarters purchased by the employees and the amount actually charged to the employees. The benefits are recorded as expenses over the estimated remaining average service life of the participating employees.

In addition, all of the full time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Group is required to make annual contributions to the housing fund at a rate on 10% (2000: 5%; 2001: from 5% to 10%) of the employees’ basic salaries.

According to the central government policy on housing reform based on a State Council circular issued in 1998, monetary housing subsidies in the form of special cash payments are to be made by certain PRC enterprises to their employees in order to enable them to purchase living quarters. Under this general policy, enterprises are allowed to establish their own housing reform schemes taking into consideration the actual financial capability of the enterprises.

The Group finalized its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees in year 2001.  According to the scheme, the total amount of monetary housing benefit for each employee is determined based on the working age of the employee and the property market price prevailing in the relevant location.  The total monetary housing benefit is divided into three annual payments in the proportion of 40%, 30% and 30% respectively. In order to be included in the incentive scheme, employees are required to sign a service contract with a minimum service period of three years.  The employees will be entitled to the first 40% payment only when the following criteria are met:

(i)             the provincial branch in which the employees are working has achieved the annual performance budget set by head office management; and

(ii)          the employees continue to be under the employment of the Group at the time of the payment.

Similarly, the employees will only be entitled to the second and then the third annual payments when and only when the above two conditions are also fulfilled in subsequent years.

The Group accrues for each annual payment upon the fulfillment of the above criteria by the employees, at which time the liability is considered to have arisen.

For the years ended December 31, 2002 and 2001, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the years ended December 31, 2002 and 2001 amounted to approximately RMB277,944,000 and RMB88,911,000  respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits since they did not achieve their annual performance budget in 2001 and 2002, accordingly, no provision for such benefits was made.

The expenses incurred by the Group in relation to the housing benefits described above were as follows (excluding those paid by Unicom Group and China Telecom and not charged to the Group):

	2000	2001	2002
	RMB’000	RMB’000	RMB’000
Special monetary housing benefits	—	88,911	277,944
Contributions to housing fund	44,333	69,963	92,549
Other housing benefits	4,038	7,933	95,650

	48,371	166,807	466,143

14.       DISTRIBUTION OF INCOME

CUCL was established as a foreign investment enterprise in the PRC on April 21, 2000. In accordance with the Articles of Association of CUCL, CUCL is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from income after taxation and minority interests but before dividend distribution.

CUCL is required to allocate at least 10% of its income after tax and minority interests determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HK GAAP, the appropriations to the staff bonus and welfare fund will be charged to statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2000, 2001 and 2002, no appropriation to staff bonus and welfare fund has been made.

As such, CUCL appropriated approximately RMB433,249,000 to the statutory reserve for the year ended December 31, 2002 (2000: RMB424,805,000; 2001: RMB224,628,000).

For the year ended December 31, 2002, income attributable to shareholders included a net income of approximately RMB287,492,000 (2000: RMB1,584,848,000; 2001: RMB1,981,843,000) which has been dealt with in the financial statements of the Company. As of December 31, 2002, the amount of distributable reserves to shareholders of the Company amounted to approximately RMB3,854,183,000 (2000: RMB1,584,848,000; 2001: RMB3,566,691,000).

At a meeting held on April 1, 2003, the Board of Directors of the Company proposed the payment of final dividend of RMB0.10 per ordinary share to the shareholders for the year ended December 31, 2002, totaling RMB1,255,299,607 (2000 and 2001: Nil). This proposed dividend is not reflected as a dividend payable in the financial statements as of December 31, 2002, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2003.

15.       EARNINGS PER SHARE

Earnings per share and per American Depository Share (“ADS”)

Basic earnings per share for the years ended December 31, 2000, 2001 and 2002 were computed by dividing the income attributable to shareholders by the weighted average number of ordinary shares in issue during the years.

Diluted earnings per share for the years ended December 31, 2000, 2001 and 2002 were computed by dividing the income attributable to shareholders by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the dilutive potential ordinary shares.  All potential dilutive shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme (see Note 31); (ii) share options granted under the amended Share Option Scheme (see Note 31), (iii) share warrants as described in Note 11 in 2000 and (iv) the over-allotment option granted to the underwriters, which if converted to ordinary shares would decrease net earnings per share in 2000.

There was no dilution of net earnings per share for 2001 and 2002. In 2002, anti-dilutive shares arising from the share options of approximately 48,745,000 shares (2000: Nil; 2001: 30,451,000 shares) were not included in the calculation of diluted earnings per share.

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

Reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	2000			2001			2002
	Net income	Shares	Per share amount	Net income	Shares	Per share amount	Net income	Shares	Per share amount
	RMB’000	’000	RMB	RMB’000	’000	RMB	RMB’000	’000	RMB

Basic earnings	3,234,051	11,208,224	0.289	4,456,761	12,552,996	0.355	4,566,072	12,552,996	0.364
Effect of conversion of share options	—	11,455	—	—	—	—	—	—	—

Diluted earnings	3,234,051	11,219,679	0.288	4,456,761	12,552,996	0.355	4,566,072	12,552,996	0.364

16. TRADING SECURITIES

Trading securities represented listed equity securities in the PRC, which are carried at fair value. The realized gains on trading securities for the year ended December 31, 2002 amounted to approximately RMB1,876,000 (2000: RMB64,956,000; 2001: RMB31,979,000) and the unrealized losses amounted to RMB27,461,000 (2000: Unrealized gains RMB31,855,000; 2001: Unrealized loss RMB56,576,000). There have been no significant changes in the fair values of the listed securities after the balance sheet date.

17.       ACCOUNTS RECEIVABLE, NET

		2001	2002
		RMB’000	RMB’000

	Accounts receivable for GSM services	2,787,993	3,920,821
	Accounts receivable for CDMA services	—	1,004,754
	Accounts receivable for Data and Internet services	173,124	410,479
	Accounts receivable for Long Distance services	412,711	543,838
	Accounts receivable for Paging services	130,172	181,348
	Sub-total	3,504,000	6,061,240

Less:	Provision for doubtful debts for GSM services	(931,687)	(1,466,803)
	Provision for doubtful debts for CDMA services	—	(62,821)
	Provision for doubtful debts for Data and Internet services	(26,056)	(99,214)
	Provision for doubtful debts for Long Distance services	(16,063)	(60,176)
	Provision for doubtful debts for Paging Business	(32,131)	(44,958)

		2,498,063	4,327,268

The aging analysis of accounts receivable was as follows:

	2001	2002
	RMB’000	RMB’000

Less than three months	2,362,274	4,130,226
Three months to six months	577,211	464,750
Six months to one year	314,028	769,718
More than one year	250,487	696,546

	3,504,000	6,061,240

The normal credit period granted by the Group is on average 30 days from the date of invoice.

Provision for doubtful debts was analyzed as follows:

	2000	2001	2002

RMB’000

RMB’000

RMB’000

Balance, beginning of year	407,261	671,894	1,005,937
Provision for the year	444,831	540,954	971,989
Acquisition of Unicom New Century	—	—	327,936
Written-off for the year	(180,198)	(206,911)	(571,890)

Balance, end of year	671,894	1,005,937	1,733,972

18.       INVENTORIES

	2001	2002
	RMB’000	RMB’000

Handsets	11,029	2,357,577
Telephone cards	548,524	672,728
Pagers	116,847	77,134
Other	75,591	122,464

	751,991	3,229,903

19.       PREPAYMENTS AND OTHER CURRENT ASSETS

	Note	2001	2002
		RMB’000	RMB’000

Prepaid rental		73,620	85,185
Deposits and prepayments		620,419	1,069,939
Interest receivable		167,004	37,780
Advances to employees		58,069	106,749
Deferred customer acquisition costs of certain contractual CDMA subscribers	32(b)	—	508,596
Other		50,449	765,515

		969,561	2,573,764

The aging analysis of prepayments and other current assets was as follows:

	2001	2002
	RMB’000	RMB’000

Within one year	906,225	2,227,594
Over one year	63,336	346,170

	969,561	2,573,764

20.       PROPERTY, PLANT AND EQUIPMENT, NET

	2002						2001
	Land use rights and buildings	Telecommun- ications equipment	Office furniture, fixtures and others	Leasehold improvements	Construction- in- progress	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost or valuation:

Beginning of year	6,204,733	69,492,330	2,628,187	638,224	17,110,796	96,074,270	65,130,214
Additions	204,283	98,939	540,433	146,414	18,375,052	19,365,121	31,264,132
Acquisition of Unicom New Century	1,351,887	17,362,600	565,441	130,777	3,920,070	23,330,775	—
Transfer from CIP	2,603,614	16,361,659	978,173	38,116	(19,981,562)	—	—
Disposals	(9,505)	(390,890)	(41,085)	(5,970)	(5,007)	(452,457)	(320,076)

End of year	10,355,012	102,924,638	4,671,149	947,561	19,419,349	138,317,709	96,074,270

Representing:
At cost	7,651,932	102,924,638	4,671,149	947,561	19,419,349	135,614,629	93,371,190
At valuation	2,703,080	—	—	—	—	2,703,080	2,703,080

	10,355,012	102,924,638	4,671,149	947,561	19,419,349	138,317,709	96,074,270

Accumulated depreciation and impairment:

Beginning of year	609,087	18,476,999	962,581	257,823	19,345	20,325,835	12,266,577
Charge for the year	459,923	9,489,172	736,564	165,022	—	10,850,681	7,724,556
Impairment losses	—	—	—	—	—	—	468,611
Disposals	(2,005)	(300,607)	(32,056)	(5,970)	(4,798)	(345,436)	(133,909)

End of year	1,067,005	27,665,564	1,667,089	416,875	14,547	30,831,080	20,325,835

Net book value:
End of year	9,288,007	75,259,074	3,004,060	530,686	19,404,802	107,486,629	75,748,435

Beginning of year	5,595,646	51,015,331	1,665,606	380,401	17,091,451	75,748,435	52,863,637

There was no property, plant and equipment pledged to banks as loan security as of December 31, 2002 (2000: RMB6,993 million; 2001: RMB6,742 million).

As of December 31, 2002, prepayments for property, plant and equipment to be used in construction amounting to approximately RMB4,164 million (2000: RMB1,376 million; 2001: RMB2,272 million) have been included in construction-in-progress.

For the year ended December 31, 2002, interest of approximately RMB423 million (2000: RMB253 million; 2001: RMB686 million) was capitalized to construction-in-progress.

As of December 31, 2002, the cost or valuation of land use rights (located in the PRC) and the accumulated depreciation amounted to approximately RMB348 million and RMB77 million respectively (2000: RMB241 million and RMB34 million; 2001: RMB315 million and RMB60 million).

Land use rights and buildings of the Group as of March 31, 2000 were valued by Sallmanns (Far East) Ltd., registered property valuers in Hong Kong, using the replacement cost or open market value approach, as appropriate.  The resulting revaluation surplus and deficit amounted to RMB177 million and RMB28 million, respectively. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB8.8 million for the year ended December 31, 2002 (2000: RMB12.6 million; 2001: RMB8.8 million). The revaluation deficit was charged to the statement of income during the year ended December 31, 2000.

As of December 31, 2002, the carrying amount of land use rights and buildings that would have been included in the financial statements had the assets been carried at cost less accumulated depreciation was approximately RMB 2,032 million (2000: RMB2,267 million; 2001: RMB2,139 million).

As of December 31, 2002, net book value of telecommunications equipment held under finance leases amounted to approximately RMB159 million (2000: Nil; 2001: RMB179 million).

In 2001, the economic performance of Paging Business was worse than originally expected. Updated analyses and forecasts were prepared by the Group to determine if there had been an impairment of assets. The test for impairment was conducted for the paging telecommunications business of each province, representing a cash-generating unit, after considering the significant decline in revenue and profitability in 2001. The impaired assets, including telecommunications equipment and the related goodwill of certain provinces were written down to their recoverable values determined based on their value in use. Value in use is determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the paging assets. In estimating the future net cash flows, the Group has made key assumptions and estimates on the appropriate discount rate adopted (8% per annum) and the period covered by the cash flow forecast, the gradual slow-down in the future loss of customers, the expected stability in average revenue per subscriber, the effects of incremental cash flows arising from new paging businesses and the adoption of cost reduction plans.

These assumptions and estimations are made after considering the historical trends, the prevailing market trends and the physical conditions of the related assets. Based on the above, the Group recorded impairment losses for property, plant and equipment amounting to approximately RMB469 million and for goodwill amounting to approximately RMB164 million for the year ended December 31, 2001.

In 2002, the Group conducted a re-assessment of the recoverability of the carrying amount of the paging assets based on the Group’s best estimates of the discounted net cash flows expected to be generated from the Paging Business over a period of five years.  Management expected that the continued increase in cash flows arising from new value-added paging services would substantially offset the expected further reduction of cash inflows to be generated from the traditional paging services.  Other assumptions are basically consistent with those adopted in the previous assessment performed in the prior year.  Based on this latest estimate of the discounted net cash flows expected to arise from the continuing use of the paging assets, the Group concluded that the carrying amount of the paging assets as of December 31, 2002 did not exceed its recoverable amount and accordingly no additional impairment loss was recognized in 2002.

In 2002, the Group also recognized losses on disposal of property, plant and equipment of approximately RMB82 million (2000: RMB278 million; 2001: RMB54 million).

21.       GOODWILL

		2001	2002
		RMB’000	RMB’000

Cost		505,485	525,431
Goodwill arising from Acquisition of the Unicom New Century		—	2,365,197

		505,485	2,890,628
Less:	Accumulated amortization	(298,298)	(321,712)
	Impairment losses	(163,900)	(202,697)

		43,287	2,366,219

In 2002, goodwill arising from the Acquisition represented the excess of the costs of investments of RMB4,909 million over the fair value of the Company’s share of separable net assets acquired amounting to RMB2,544 million as of December 31, 2002 (effective date of the Acquisition). Such goodwill is amortized over 20 years on a straight-line method based on the estimated economic beneficial periods.

Prior to 2002, goodwill represented the excess of purchase consideration over the fair values of the separately identifiable assets acquired by Guoxin for (i) certain local Paging Businesses during its restructuring in 1998 and (ii) minority interests in the provincial subsidiaries of Guoxin.  The amortization charge of goodwill for the year ended December 31, 2002 amounted to approximately RMB23,413,000 (2000: RMB100,781,000; 2001: RMB74,261,000).

The impairment provision in 2002 amounted to approximately RMB38,797,000 (2000: Nil;  2001:RMB163,900,000) representing the write-down of goodwill relating to the Paging Businesses in certain provinces to their recoverable amounts.

22.       OTHER ASSETS

	Note	2001	2002
		RMB’000	RMB’000

Interconnection facilities		464,575	568,099
Prepaid rental and leased line		957,361	1,405,431
Other		343,531	869,558

		1,765,467	2,843,088
Less: Accumulated amortization		(750,029)	(1,299,029)

		1,015,438	1,544,059

Deferred customer acquisition costs of certain contractual CDMA subscribers	32(b)	—	5,474,164

		1,015,438	7,018,223

Amortization of other assets for the year ended December 31, 2002 amounted to approximately RMB381,629,000 (2000: RMB122,849,000; 2001: RMB463,479,000).

23.       INVESTMENT SECURITIES

	2001	2002
	RMB’000	RMB’000

Unlisted equity securities in the PRC, at cost	131,212	111,863
Less: Provision for impairment in losses	(7,712)	(6,215)

	123,500	105,648

24.       INVESTMENTS IN SUBSIDIARIES

Pursuant to an ordinary resolution passed at an extraordinary general meeting held on December 23, 2002, the Company acquired the entire issued share capital of UNC (BVI), whereas the only asset of UNC (BVI) is its interests in the entire equity of Unicom New Century. The acquisition became effective on December 31, 2002.

In 2002, the Company has contributed cash of approximately RMB17,464,520,000 (2001:14,647,535,000) to CUCL as additional investment.

By December 31, 2002, Guoxin has already acquired all of the minority interests of 30 subsidiaries. These 30 paging subsidiaries then became the wholly owned subsidiaries of Guoxin.  In addition, Guoxin has deregistered the legal entity status of 28 wholly owned subsidiaries in 25 provinces and 3 municipalities in the PRC. As of December 31, 2002, minority interests only existed in Unicom Guomai Communications Co. Ltd. (“Unicom Guomai”).

As of December 31, 2002, the Company has direct or indirect interests in the following principal subsidiaries.  All of these subsidiaries are privately-held limited companies except Unicom Guomai whose shares are listed on the Shanghai Stock Exchange.

As of December 31, 2002, the details of the Company’s subsidiaries were as follows:

Name	Place and date of incorporation and kind of legal entity	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	RMB’000

China Unicom Corporation Limited	The PRC, April 21, 2000, limited liability company	100.00%	—	6,502,490	Telecommunications operation

Unicom New Century (BVI) Limited	British Virgin Islands, October 23, 2002, limited liability company	100.00%	—	12	Investment holding

Guoxin Paging Corporation Ltd.	The PRC, September 17, 1998, limited liability company	—	100.00%	6,825,088	Investment holding

Unicom New Century Telecommunications Co., Ltd.	The PRC, July 16, 2002, limited liability company	—	100.00%	328,936	Telecommunications operation

Liaoning Guoxin Telecommunications Co., Ltd. (“Liaoning Guoxin”)	The PRC, November 11, 1998, limited liability company	—	100.00%	372,000	Paging operation

Sichuan Guoxin Telecommunications Co., Ltd. (“Sichuan Guoxin”)	The PRC, September 30, 1998, limited liability company	—	100.00%	386,628	Paging operation

Unicom Guomai Communications Co., Ltd. (“Unicom Guomai”)	The PRC, November 24, 1992, limited liability company	—	58.88%	364,883	Paging operation

25.       INVESTMENT IN ASSOCIATED COMPANIES

	2001	2002
	RMB’000	RMB’000

Cost	51,145	37,036
Share of net assets	(23,940)	(11,998)

	27,205	25,038
Less: Provision for impairment in losses	(23,059)	(21,224)

	4,146	3,814

Full provision for impairment loss in respect of investments in certain associated companies was made in 2001 when the Group judged that the recoverable amount of these investments would be minimal based on the estimated discounted future net cash flows of the investment.  In view of the persistent poor operating results of these associated companies, management concluded that the impairments were not temporary.

As of December 31, 2002, details of investment in associated companies were as follows:

Name	Place and date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	RMB’000

Beijing Zhongjie Mobile Telecommunications Co., Ltd.	The PRC, April 5, 1999	—	33.00%	10,000	Telecommunications technology

Shanghai Tianhua Guomai Information Co., Ltd.	The PRC, October 16, 1997	—	40.00%	5,000	Telecommunications technology

Shanghai Beiyan Labor Service Co., Ltd.	The PRC, January 12, 1999	—	48.00%	500	Telecommunications technology

Suzhou Huihong Precision Metal Co., Ltd.	The PRC, August 30, 2000	—	22.50%	13,245	Telecommunications technology

Chengdu Tongfa Champion Communications Co., Ltd.	The PRC, April 23, 1993	—	37.50%	41,590	Telecommunications technology

Sichuan Sutong Expressway Communications Co., Ltd.	The PRC, July 8, 1997	—	30.00%	36,667	Telecommunications technology

26.       PAYABLES AND ACCRUED LIABILITIES

	Note	2001	2002
		RMB’000	RMB’000

Payables to contractors and equipment suppliers		13,141,029	13,703,912
Accrued expenses		717,827	1,139,645
Payables to telecommunications products suppliers		124,928	2,395,928
Customer deposits		248,716	784,156
Salary and welfare payables		528,960	775,668
Other	(i)	567,976	1,012,652

		15,329,436	19,811,961

Note:

(i)             Other includes miscellaneous accruals for housing fund and other government surcharges.

As of December 31, 2002, there are no payables to contractors and equipment suppliers of the Group denominated in US dollars (2001: approximately RMB67 million, about US$8 million).

The aging analysis of payables and accrued liabilities was as follows:

	2001	2002
	RMB’000	RMB’000

Less than six months	10,013,637	14,887,342
Six months to one year	3,903,316	2,521,886
More than one year	1,412,483	2,402,733

	15,329,436	19,811,961

27.       SHORT-TERM BANK LOANS

Interest rates on short-term bank loans ranged from 4.54% to 5.56% per annum for 2002 (2000:4.52% to7.72% per annum; 2001: 4.19% to 7.72% per annum).

Supplemental information with respect to short-term bank loans was:

	Balance at year end	Weighted average interest rate at year end	Maximum amount outstanding during the year	Average amount outstanding during the year*	Weighted average interest rate during the year**
	RMB’000	per annum	RMB’000	RMB’000	per annum

December 31, 2001
- secured	—
- unsecured	7,089,000
	7,089,000	5.80%	10,816,951	7,411,409	5.80%

December 31, 2002
- secured	209,000
- unsecured	8,937,500
	9,146,500	5.06%	9,146,500	8,117,750	5.39%

*                 The average amount outstanding is computed by dividing the total of outstanding principal balance as of January 1 and December 31, as applicable, by 2.

**          The weighted average interest rate is computed by dividing the total of weighted average interest rates as of January 1 and December 31, as applicable, by 2.

As of December 31, 2002, short-term bank loans of approximately RMB463 million (2001: RMB200 million) were guaranteed by Unicom Group.

As of December 31, 2002, short-term bank loans of approximately RMB209 million (2001: Nil) were secured by the future service fee revenue to be generated by the cellular operations.

28.       LONG-TERM BANK LOANS

	Interest rate and final maturity	2001	2002
		RMB’000	RMB’000

Renminbi denominated bank loans	Fixed interest rate ranging from 4.54% to 6.24% (2001: 5.46% to 7.65% per annum with maturity through 2008 (2001: maturity through 2007)
- secured		17,247,009	24,627,646
- unsecured		19,933,362	18,518,021

		37,180,371	43,145,667
Less: Current portion		(843,603)	(5,459,505)

		36,336,768	37,686,162

The repayment schedule of the long-term bank loans was as follows:

	2001	2002
	RMB’000	RMB’000
Balances due:
- not later than one year	843,603	5,459,505
- later than one year and not later than two years	9,339,561	4,825,581
- later than two years and not later than five years	25,213,737	32,581,222
Thereafter	1,783,470	279,359

	37,180,371	43,145,667
Less: Portion classified as current liabilities	(843,603)	(5,459,505)

	36,336,768	37,686,162

As of December 31, 2002, long-term bank loans were secured by the following:

(i)             approximately RMB24,308 million (2001: RMB17,247 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches and RMB3,471million (2001: RMB850 million) of which was also guaranteed by Unicom Group; and

(ii)  in addition to the above, approximately RMB9,164 million (2001: RMB3,403 million)of long-term bank loans were guaranteed by Unicom Group.

29.       OBLIGATIONS UNDER FINANCE LEASES

Obligations under finance leases were analyzed as follows:

	2001	2002

RMB’000

RMB’000

Total minimum lease payments under finance leases repayable:
- not later than one year	8,642	17,284
- later than one year and not later than five years	34,569	34,659
- later than five years	163,127	154,395

	206,338	206,338
Less: Future finance charges	(97,430)	(88,243)

Present value of minimum obligations	108,908	118,095

Representing obligations under finance leases:
- current liabilities	8,151	16,793
- non-current liabilities	100,757	101,302

	2001	2002

RMB’000

RMB’000

The present value of obligations under finance leases:
- not later than one year	8,151	16,793
- later than one year and not later than five years	28,224	28,224
- later than five years	72,533	73,078

	108,908	118,095
Less: Amount due within one year included in current liabilities	(8,151)	(16,793)

	100,757	101,302

Interest rate of obligations under finance leases is at 6% per annum.

30.       SHARE CAPITAL

	2001	2002

HK$’000

HK$’000

Authorized:
30,000,000,000 ordinary shares of HK$ 0.1 each	3,000,000	3,000,000

	2001			2002
	Number of shares (’000)	HK$’ 000	RMB equivalent RMB’000	Number of shares (’000)	HK$’ 000	RMB equivalent RMB’000
Issued and fully paid:
Unicom BVI	9,725,000	972,500	1,030,850	9,725,000	972,500	1,030,850
Public investors	2,827,996	282,799	300,521	2,827,996	282,799	300,521

	12,552,996	1,255,299	1,331,371	12,552,996	1,255,299	1,331,371

Pursuant to the resolution passed on 21 April 2000, 9,725,000,020 shares of HK$0.1 each were allotted and issued to Unicom BVI for the transfer of the entire interest in China Unicom to the Company.

Pursuant to the resolution passed on 20 June 2000, the Company completed its Global Offering as follows:

(i)             issued an aggregate of 2,459,127,000 shares of HK$0.10 each including an offering of 122,956,000 shares at HK$15.42 per share on The Stock Exchange of Hong Kong Limited (“HKSE”) (excluding the brokerage fee and HKSE transaction levy) and an offering of 233,617,100 ADSs (each ADS represents 10 shares) at US$ 19.99 (HK$15.58) on the New York Stock Exchange Inc., on 22 June 2000 and 21 June 2000 respectively; and

(ii)          issued 368,869,050 shares of HK$0.10 each at HK$15.58 per share by way of a placing among professional and institutional investors on 3 July 2000 upon the full exercise of an over-allotment option.

The listing proceeds of the aforementioned Global Offering of shares, net of direct listing expenses, amounted to approximately RMB45,275,152,000. The resulting share premium amounted to approximately RMB44,974,631,000.

31.       SHARE OPTION SCHEME

On June 1, 2000, the Company adopted a share option scheme (the “Share Option Scheme”) pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the pre-global offering share option scheme as described below) equal to 10% of the total issued share capital of the Company.  According to the Share Option Scheme, the nominal consideration payable by a participant for the grant of options will be HK$1.00.  The exercise price payable by a participant upon the exercise of an option will be determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i)             the nominal value of a share; and

(ii)          80% of the average of the closing prices of shares on the HKSE on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the HKSE.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years from June 22, 2000. According to a resolution of the Board of Directors in June 2001, the Company has granted 6,724,000 share options under the Share Option Scheme which represent, on their full exercise, 6,724,000 shares to certain employees of the Group in the following terms:

(i)             the price of a share payable by a participant upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and HKSE transaction levy); and

(ii)  the period during which an option may be exercised commences from the date of grant of the options and will end by June 22, 2010.

The terms of the Share Option Scheme were amended on May 13, 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules which came into effect on September 1, 2001 with the following major amendments:

(i)             share option may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii)          the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii)       minimum subscription price shall not be less than the higher of:

(a)          the nominal value of the shares;

(b)         the closing price of the shares of the Stock Exchange as stated in the Stock Exchange’s quotation sheets on the offer date in respect of the options; and

(c)          the average closing price of the shares on the Stock Exchange’s quotation sheets for the five trading days immediately proceeding the offer date.

According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated July 10, 2002, a total of 36,028,000 share options were granted to eligible individuals including directors, independent non-executive directors, and the non-executive directors of the Company under the amended Share Option Scheme in the following terms:

(i)             aggregate of 2,802,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)          the exercise price is HK$6.18; and

(iii)       the period during which an option may be exercised commences from the date of offer but no later than 6 years from the date of the offer date with the following portions:

Periods	Portions

July 10, 2003 to July 9, 2008	40%
July 10, 2004 to July 9, 2008	30%
July 10, 2005 to July 9, 2008	30%

According to the resolution passed by the Board of Directors in June 2000, a total of the 27,116,600 options were granted on June 22, 2000 to the senior management, including directors, and certain other employees (which represent, on their full exercise, 27,116,600 shares of the Company) under a fixed award pre-global offering share scheme adopted by the Company on June 1, 2000 (“Pre-Global Offering Share Option Scheme”) in the following terms:

(i)             the exercise price is equivalent to the share issue price of the Global Offering of HK$15.42 per share (excluding the brokerage fee and HKSE transaction levy); and

(ii)          the options are exercisable after 2 years from the grant date and expire 10 years from the date of grant.

No further option can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the Share Option Scheme on May 13, 2002, apart from the above two terms, the principal terms of which are the same as the Share Option Scheme in all material aspects.

All of the options granted are governed by the amended terms of the Share Option Scheme and Pre-Global Offering Share Option Scheme as mentioned above.

No options have been exercised or forfeited since the date of grant under the Share Option Scheme and Pre-Global Offering Share Option Scheme and up to the date when the Board of Directors approved the financial statements.

32. COMMENCEMENT OF CDMA BUSINESS

(a)          Leasing of CDMA network capacity

In November 2001, CUCL entered into a conditional CDMA capacity lease agreement  (the “CDMA Lease Agreement”) with Unicom Group and Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a subsidiary of Unicom Group).  Pursuant to the CDMA Lease Agreement, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering the 9 provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei and the 3 municipalilities of Beijing, Shanghai and Tianjian.

Major terms of the CDMA Lease Agreement include the following:

•                  CUCL has the exclusive right to lease and operate the CDMA network capacity in the above regions;

•                  The term of the CDMA Lease Agreement is for an initial period of 1 year (the “Initial Lease Term”), renewable for further one year terms at the option of the CUCL;

•                  The lease fee per unit of capacity is determined at the outset of the CDMA Leasing Agreement;

•                  CUCL has the option to add or reduce the capacity leased by giving specified period of advance notice.  There is no minimum requirement on the network capacity to be leased beyond the Initial Lease Term; and

•                  CUCL has the option to purchase the network assets.  The acquisition price will be negotiated between the CUCL and Unicom New Horizon, based on the appraised value of the network determined by an independent appraiser, provided that it will not exceed such price as would, add together with any lease payments made previously, enable Unicom New Horizon to recover its investment with an internal rate of return of 8%.

Commencement of the CDMA Lease Agreement was conditional upon, among others, the testing and initial acceptance and delivery of phase I of the CDMA network and the receipt of all necessary government approvals. Upon the fulfillment of all the conditions precedent to the commencement of the CDMA Lease Agreement, the Initial Lease Term commenced in January 2002.  This lease arrangement has been accounted for as an operating lease of the network assets.

In addition, Unicom New Century has also entered into a CDMA capacity lease agreement with Unicom Group and Unicom New Horizon. The terms of this leasing arrangement are in all material respects the same as those contained in the CDMA Leasing Agreement entered into by CUCL as described above.  Under this lease, Unicom New Horizon agreed to lease the capacity of CDMA network to Unicom New Century covering the 8 provinces and 1 municipality including Sichuan, Heilongjiang, Jilin, Henan, Jiangxi, Guangxi, Xinjiang, Shannxi and Chongqing.

(b)          CDMA handset costs

As part of the arrangement with certain CDMA contractual subscribers under special promotion packages, CDMA mobile phone handsets were provided to certain subscribers for their use at no additional cost during the specified contract periods ranging from 6 months to 2 years.

Under the terms of these contracts, subscribers are required to spend a minimum amount of service fees during the contract period. In addition, to secure future performance, these subscribers are also required to (i) prepay service fees or deposits, (ii) maintain a restricted bank deposits in a designated commercial banks to secure the minimum contract amount, or (iii) provide the Group with a guarantor who will compensate the Group for any loss upon their contract non-performance. The costs of CDMA handsets under the above contractual arrangements are treated as deferred customer acquisition costs and, to the extent recoverable based on management periodic assessment, are amortized over the contractual period (not exceeding 2 years) to match with the Group’s minimum contract revenue. For the year ended December 31, 2002, amortization of these deferred customer acquisition costs amounted to approximately RMB1,385 million, which was recorded in “selling and marketing” expenses.  As of December 31, 2002, the carrying amount of unamortized deferred customer acquisition cost totaled RMB5,983 million (included RMB1,816 million relating to Unicom New Century), with approximately RMB5,474 million recorded in “other assets” (for contract period over 1 year and included RMB1,536 million relating to Unicom New Century) and with approximately RMB509 million recorded in “prepayments and other current assets”(for contract period within 1 year and included RMB280 million relating to Unicom New Century) (see Notes 19 and 22).

As of December 31, 2002, the carrying amount of prepaid service fees and deposits obtained by the Group under the above contracts amounted to RMB2,775 million.

33.       RELATED PARTY TRANSACTIONS

The table set forth below summarizes the name of significant related parties and nature of relationship with the Company as of December 31, 2002:

Name of related parties	Nature of relationship with the Company

China United Telecommunications Corporation (“Unicom Group”)	Ultimate parent company

Unicom NewSpace Telecommunications Co., Ltd (“Unicom NewSpace”, originally known as China United Telecommunications Satellite Communication Company Limited, which changed to its present name on July 10, 2002)

A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. (“Unicom Xingye”)	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited (“Beijing Xingye”)	A subsidiary of Unicom Group
Unicom Import and Export Company Limited (“ Unicom I/E Co”)	A subsidiary of Unicom Group
China Unicom International Limited (“Unicom International”)	A subsidiary of Unicom Group
Unicom International (HK) Limited (“Unicom International (HK)”)	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”)	A subsidiary of Unicom Group
China Unicom Corporation Limited (“CUCL”)	A subsidiary of the Company
Unicom New Century Telecommunications Corporation Limited (“Unicom New Century”)	A subsidiary of the Company
Guoxin Paging Corporation Ltd. (“Guoxin”)	A subsidiary of the Company
Unicom Guomai Communications Corporation Limited (“Unicom Guomai”)	A subsidiary of the Company

(a)          Transactions with Unicom Group

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. These transactions also constitute connected transactions under the Listing Rules. In the director’s opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	Note	2000	2001	2002
		RMB’000	RMB’000	RMB’000
Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	(i), (iii)	339,536	875,305	1,678,637
Interconnection and roaming charges	(ii), (iii)	131,315	298,828	331,179
Rental charges for premises, equipment and facilities	(iv)	24,121	21,257	21,251
Rental income for premises and facilities	(iv)	—	—	3,434
Revenue for leasing of transmission line capacity	(v)	168,556	216,113	566,519
Commission revenue for sales agency services	(vi)	259,981	14,560	—
Sales of CDMA mobile handsets	(vii)	—	—	487,850
Charges for the international gateway services	(viii)	—	—	15,626
Leasing of satellite transmission capacity	(ix)	62,394	61,778	35,153
Purchase of telecom cards	(x)	476,827	1,255,533	877,221
CDMA network capacity lease rental	(xi)	—	—	891,897
Commission expenses for sales agency services incurred for telecom cards	(xii)	5,033	2,616	18,497
Rental charges for leasing of transmission line	(xiii)	—	16,882	—
Agency fee incurred for procurement of telecommunications equipment	(xiv)	54,421	124,451	13,992
Rental for the PRC corporate office	(xv)	10,131	10,131	7,598
Sales of telecommunications equipment	(xvi)	—	—	16,088

Note:

(i)                                     Interconnection revenues represent the amounts received or receivable from Unicom Group for calls from its networks to the Group’s networks.  Roaming revenues represent revenue for calls made using the Group’s networks by Unicom Group’s subscribers.

(ii)                                  Interconnection charges are for calls made from the Group’s networks to Unicom Group’s networks.  Roaming expenses represent expenses for calls made by the Group’s subscribers using Unicom Group’s networks.

(iii)                               Interconnection settlement between Unicom Group’s network and the Group’s network is based on standards established from time to time by the MII.  In the case of calls between cellular subscribers in different provinces, settlement is based on either the standards established by the MII or an internal settlement arrangement applied by Unicom Group based on their respective internal costs of providing this service.  Also, charges for roaming services between the Group and Unicom Group are based on their respective internal costs of providing these services.

(iv)                              CUCL and Unicom Group signed service agreements to mutually lease premises, equipment and facilities from each other.  Rentals are based on the lower of depreciation costs and market rates.

(v)                                 Unicom Group leases transmission line capacity from the Group in accordance with the relevant provision of the services agreement.  Revenue for leases of transmission line capacity is based on tariffs stipulated by MII from time to time less a discount of up to 10%.

(vi)                              Guoxin acts as the sales agent of Unicom Group to sell telecommunications products (such as SIM cards and prepaid cards) in 2001.  In return, Guoxin receives agency commission from Unicom Group at fixed rates based on commission rates stipulated by Unicom Group applicable to third party sales agents. This agency services was terminated in April 2001.

(vii)                           According to the sales of CDMA mobile phones agreement entered into between Unicom Group and Unicom Guomai on May 10, 2002, Unicom Group agreed to purchase CDMA mobile phone handsets from Unicom Guomai.  The selling price is negotiated on an arm’s length basis, which is not lower than the price sold by Unicom Guomai to independent third parties.

(viii)                        Charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group’s international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(ix)                                Satellite transmission capacity leasing fees represent the amounts paid or payable to Unicom NewSpace for the use of satellite transmission capacity.  The charges are based on the MII regulations then in effect less the applicable discount up to 10% as agreed with Unicom NewSpace.

(x)                                   The Group purchased SIM cards, UIM cards, Internet protocol phone cards and prepaid rechargeable calling cards at fixed prices from Unicom Xingye.  Upon the establishment of CUCL in 2000, CUCL signed a service agreement with Unicom Group to purchase telecom cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

(xi)                                According to the CDMA Lease Agreement entered among CUCL, Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering 9 provinces and 3 municipalities. The lease fee per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8% (See Note 32(a)).

(xii)                             Unicom International and Unicom International (HK) provided sales agency services such as selling of telecommunications cards, leased lines and transfer calls to the Group. The commission expenses are charged based on contractual prices which approximated market rates.

(xiii)                          In 2001, the Group leased transmission line capacity from Unicom International (HK) and Unicom International in accordance with the relevant provision of the services agreement.  Leased line expenses are charged based on market rates. There were no leased line rental charges in 2002 since this service was terminated in October 2001.

(xiv)                         CUCL signed a service agreement with Unicom I/E Co., in which Unicom I/E Co. agreed to provide equipment procurement services to CUCL.  Unicom I/E Co. charges the Group 0.7% of the value of imported equipment and 0.5% of the value of domestic equipment for such services.

(xv)                            CUCL signed a rental agreement with Beijing Xingye, under which Beijing Xingye leases office premises to CUCL at its PRC corporate office.  Monthly rental is calculated on the basis of US$ 20 per square meter. This rental agreement was terminated in September 2002.

(xvi)                         Based on a resolution passed by the shareholders of Unicom Guomai on April 23, 2002, Unicom Guomai agreed to sell telecommunications equipment to certain branches of Unicom Group, these contracts were obtained by Unicom Guomai through a tendering process and the contract prices were negotiated on an arm’s length basis.

(xvii)                      Unicom Group is the registered proprietor of the “Unicom’’ trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau.  Pursuant to an exclusive PRC trademark license agreement entered into between Unicom Group and CUCL, CUCL and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at CUCL’s option.

(xviii)                   According to the Multiple Service Agreement (the “Agreement”) signed between the Group and Unicom Paging Limited (“Unicom Paging”, a subsidiary of Unicom Group) dated August 1, 2001, the Group and Unicom Paging agree to share the right to use the other party’s logo and trademark in the paging business at no cost.  In addition, the Agreement also specifies the basis of allocating common expenses incurred by each party for any shared resources and facilities.  For the years ended December 21, 2002 and 2001, the amount of common expenses involved was insignificant.

(b)          Amounts due from and to related parties

Amounts due from and to related parties are unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business in respect of transactions with subsidiaries of Unicom Group as described in (a) above.

(c)          Amounts due to Unicom Group

The following table summarizes the activities between the Group and Unicom Group and the resulting balance due to Unicom Group:

	2000	2001	2002
	RMB’000	RMB’000	RMB’000

Due to Unicom Group, beginning of year	505,367	821,797	947,934
Interconnection and roaming revenues	(339,536)	(875,305)	(1,678,637)
Interconnection and roaming charges	131,315	298,828	331,179
Revenue for leasing of transmission line capacity and premises and facilities	(168,556)	(216,113)	(569,953)
Rental charges for premises, equipment and facilities	24,121	21,257	21,251
Commission revenue for sales agency services	259,981	14,560	—
Sales of CDMA mobile handsets	—	—	(487,850)
Charges for the international gateway services	—	—	15,626
Network construction costs paid by Unicom Group for China Unicom of fixed-line networks	524,651	702,614	112,474
Received (repaid) in current year	(115,546)	180,296	1,032,163
Increase of amounts due to Unicom Group arising from the acquisition of Unicom New Century	—	—	838,446

Due to Unicom Group, end of year	821,797	947,934	562,633

The outstanding amounts were unsecured, non-interest bearing and repayable on demand. The average outstanding balances during 2002 were approximately RMB755,284,000 (2000: RMB636,582,000; 2001: RMB884,866,000).

(d)          Loans from Unicom Group

Loans of approximately RMB10,502 million as of 31 December 1999 were provided by Unicom Group to finance the operations and network construction of the Cellular Business and to finance the settlement payments for the terminations of the CCF Arrangements as described in Note 11.  In order to provide these loans to the Cellular Business, Unicom Group borrowed from various banks at the interest rates ranging from 5.85% to 7.2% for 2000.  Unicom Group allocated these bank loans to the Cellular Business based on the amount of funds actually utilized by the Cellular Business.  The corresponding interest expenses were also charged to the Cellular Business based on the loan amounts allocated.  Upon the establishment of CUCL in 2000, these loans were restructured into long-term loans borrowed directly by CUCL.

As of December 31, 2002, short-term loans from Unicom Group represented loans provided by Unicom Group to relevant branches of Unicom New Century to finance the operations of the Cellular Business. These loans were borrowed by Unicom Group from banks at the interest rate of 4.54%.  These bank loans were identified as attributable to the relevant branches of Unicom New Century based on the amount of funds actually utilized by the GSM Business. The corresponding interest expenses were also charge to these relevant branches based on funds actually utilized. All of these loans were guaranteed by Unicom Group.

(e)          Bank loans guaranteed by Unicom Group

The Group has approximately RMB12,635 million (2001: RMB4,253 million) of long-term bank loans and RMB 463 million (2001: RMB200 million) of short-term bank loans were guaranteed by Unicom Group.

34.       TRANSACTIONS WITH DOMESTIC CARRIERS

The Group’s telecommunications networks depend, in large part, on interconnection with domestic carriers’ public switched telephone network and on transmission lines leased from major domestic carriers.  Major domestic carriers include China Telecom, China Mobile Communications Corporation and its subsidiaries (“China Mobile”) and China Netcom Corporation and its subsidiaries (“China Netcom”) in 2002.

(a)          Transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers:

	Note	2000	2001	2002
		RMB’000	RMB’000	RMB’000

Interconnection revenue	(i)	298,596	461,133	771,751
Interconnection charges	(i)	1,145,913	1,375,852	2,666,186
Leased line charges	(ii)	1,008,077	668,386	680,508
Operating lease charges	(iii)	135,075	33,127	12,370
Agency fee on collection of revenue	(iv)	108,943	2,665	3,663
Social service fees	(v)	15,907	—	—

Note:

(i)             The interconnection revenue and charges mainly represent the amounts due from or to domestic carriers for telephone calls made between the Group’s networks and the public switched telephone network of domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and domestic carriers on a provincial basis.  The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MII.

(ii)          Leased line charges are paid or payable to domestic carriers by the Group for leasing domestic carriers’ transmission line.  The charges are calculated at a fixed charge per line, depending on the number of lines being used.

(iii)       Guoxin has signed operating lease agreements with the relevant domestic carriers or the use of certain land and buildings.  The rentals are based on the market rates in the locality of the land and building.

(iv)      Guoxin has signed agency agreements with the relevant domestic carriers for sales agency services based on standard commission rates, being the prevailing market rates in the locality.  Charges for collection services are calculated at a fixed percentage of fees collected from subscribers.

(v)         Prior to the establishment of Guoxin, China Telecom charged the paging Business for various social services, such as property management, meal and other social service, at cost.  Upon its establishment, Guoxin signed social service agreement with China Telecom to provide such services at a fixed amount per employee annually.  For 2001 and 2002, such social service agreement was terminated and no more service has been rendered by China Telecom.

(b)          Amounts due from and to domestic carriers

	2001	2002
	RMB’000	RMB’000
Amounts due from domestic carriers
- revenue colled on behalf of Guoxin	258,317	260,578
- less: provision for doubtful debts	(58,857)	(49,116)

	199,460	211,462
Amounts due to domestic carriers
- payables for interconnection charges, leased lines, operating leases and agency fees, etc.	742,366	1,123,580

Long-term payable due to domestic carriers
- payables for obligations under finance leases:
- current portion of obligations under finance leases	8,151	16,793
- obligations under finance leases	100,757	101,302

	108,908	118,095

All amounts due from and to domestic carriers were unsecured, non-interest bearing and repayable within one year.

Long-term payable for obligations under finance lease was related to the leasing of certain subsea transmission cables from a domestic carrier for a period of 25 years (See Note 29).

35.       SEGMENT INFORMATION

Operating segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision-making group, when considering how to allocate resources and in assessing performance.

The Group organizes its business segments based on the various types of telecommunications services provided to customers in the PRC.  The major business segments operated by the Group are classified as below:

•                  GSM Business — the provision of GSM telephone and related services;

•                  CDMA Business — the provision of CDMA telephone and related services (the operation commenced in 2002);

•                  Data and Internet Business — the provision of domestic and international data, Internet and other related services;

•                  Long Distance Business — the provision of domestic and international long distance and other related services; and

•                  Paging Business — the provision of paging and related services.

The operating segments are managed separately because each operating segment represents a strategic business unit that provides various kinds of telecommunication services.  All the operating segments of the Group have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics under central management at separate locations.

The Group’s primary measure of segment results is based on segment income (loss) before taxation.

(a) Business segments

	2002
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating Revenue (Turnover):
Usage fee	20,274,987	2,231,050	2,069,415	1,223,051	—	—		25,798,503
Monthly fee	4,169,129	713,483	9,478	—	1,912,786	—		6,804,876
Connection fee	—	—	—	—	—	—		—
Interconnection revenue	1,709,771	184,296	348,248	664,302	113,123	—		3,019,740
Leased lines rental	—	—	274,274	873,054	—	—		1,147,328
Other revenue	1,234,038	96,518	91,624	5,316	135,279	—		1,562,775
Total services revenue	27,387,925	3,225,347	2,793,039	2,765,723	2,161,188	—		38,333,222
Sales of telecommunications products	721,100	423,057	5,631	13,258	1,080,257	—		2,243,303
Total operating revenue from external customers	28,109,025	3,648,404	2,798,670	2,778,981	3,241,445	—		40,576,525
Intersegment revenue	—	—	559,888	682,423	731,009	—	(1,973,320)	—
Total operating revenues	28,109,025	3,648,404	3,358,558	3,461,404	3,972,454	—		40,576,525
Operating expenses:
Leased lines and network capacities	(205,374)	(932,994)	(221,028)	(93,079)	(136,024)	—	5,244	(1,583,255)
Interconnection charges	(3,386,592)	(279,440)	(408,843)	(555,470)	—	—	1,400,705	(3,229,640)
Depreciation and amortization	(8,322,549)	(100,902)	(697,188)	(687,420)	(1,442,836)	(4,829)		(11,255,724)
Personnel	(1,780,173)	(281,243)	(396,150)	(290,977)	(555,261)	(31,414)		(3,335,218)
Selling and marketing	(2,663,531)	(2,126,475)	(651,594)	(305,505)	(238,640)	—	4,797	(5,980,948)
General, administrative and other expenses	(3,370,938)	(506,715)	(590,531)	(501,657)	(597,427)	(65,726)	1,144	(5,631,850)
Cost of telecommunications products sold (Note 33(a))	(744,640)	(408,791)	(11,299)	(5,049)	(1,626,157)	—	559,730	(2,236,206)
Total operating expenses	(20,473,797)	(4,636,560)	(2,976,633)	(2,439,157)	(4,596,345)	(101,969)		(33,252,841)

Operating income (loss)	7,635,228	(988,156)	381,925	1,022,247	(623,891)	(101,969)		7,323,684
Interest income	48,503	4,146	4,525	5,516	17,374	390,218		470,282
Finance costs	(1,287,443)	(47,979)	(72,864)	(48,789)	(8,348)	(9,018)		(1,474,441)
Loss arising from terminations of CCF Arrangements (Note 11)	—	—	—	—	—	—		—
Other (expenses) income, net	(46,889)	(10)	(2,562)	(152)	24,993	8,261		(16,359)
Segment income (loss) before Taxation	6,349,399	(1,031,999)	311,024	978,822	(589,872)	287,492		6,303,166
Taxation								(1,752,346)
Income after taxation								4,550,820
Minority interests								15,252

Net income								4,566,072

Total segment assets	97,483,508	5,724,427	7,081,704	13,876,837	8,410,871	58,016,167	(41,370,609)	149,222,905
Total segment liabilities	67,666,655	5,788,290	2,785,794	3,826,692	2,205,343	136,639		82,409,413

Other information:
Provision (write-back) for doubtful debts	802,914	42,050	70,922	46,124	9,979	—		971,989
Equity investment for segment Assets	—	—	—	—	3,814	—		3,814
Impairment loss recognized in the statement of income	—	—	—	—	38,797	—		38,797
Capital expenditures for segment assets (1)	7,899,442	—	3,247,507	3,343,330	208,460	4,236,036		18,934,775

	2001
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating Revenue (Turnover):
Usage fee	14,937,448	—	1,566,149	554,848	—	—		17,058,445
Monthly fee	3,660,473	—	—	—	4,141,232	—		7,801,705
Connection fee	204,986	—	—	—	1,595	—		206,581
Interconnection revenue	1,262,267	—	132,741	591,883	—	—		1,986,891
Leased lines rental	—	—	102,804	324,391	—	—		427,195
Other revenue	439,884	—	18,517	17,611	198,997	—		675,009
Total services revenue	20,505,058	—	1,820,211	1,488,733	4,341,824	—		28,155,826
Sales of telecommunications products	820,585	—	—	—	416,475	—		1,237,060
Total operating revenue from external customers	21,325,643	—	1,820,211	1,488,733	4,758,299	—		29,392,886
Intersegment revenue	651	—	303,357	866,572	66,734	—	(1,237,314)	—
Total operating revenues	21,326,294	—	2,123,568	2,355,305	4,825,033	—		29,392,886
Operating expenses:
Leased lines and network capacities	(533,455)	—	(415,280)	(15,252)	(307,348)	—	418,029	(853,306)
Interconnection charges	(2,195,396)	—	(475,703)	(158,642)	—	—	757,157	(2,072,584)
Depreciation and amortization	(5,556,317)	—	(342,411)	(604,961)	(1,754,973)	(3,634)		(8,262,296)
Personnel	(1,106,962)	—	(250,493)	(159,619)	(937,198)	(32,946)		(2,487,218)
Selling and marketing	(2,486,867)	—	(551,839)	(157,015)	(478,478)	—	61,309	(3,612,890)
General, administrative and other expenses	(3,046,235)	—	(358,486)	(285,596)	(1,760,688)	(48,811)	819	(5,498,997)
Cost of telecommunications products sold (Note 33(a))	(788,218)	—	—	—	(554,026)	—		(1,342,244)
Total operating expenses	(15,713,450)	—	(2,394,212)	(1,381,085)	(5,792,711)	(85,391)		(24,129,535)

Operating income (loss)	5,612,844	—	(270,644)	974,220	(967,678)	(85,391)		5,263,351
Interest income	31,544	—	2,099	979	23,493	2,038,857		2,096,972
Finance costs	(1,560,826)	—	(72,883)	(243,288)	(40,569)	—		(1,917,566)
Loss arising from terminations of CCF Arrangements (Note 11)	—	—	—	—	—	—		—
Other (expenses) income, net	(842)	—	(952)	(592)	(6,159)	28,376		19,831
Segment income (loss) before Taxation	4,082,720	—	(342,380)	731,319	(990,913)	1,981,842		5,462,588
Taxation								(1,041,137)
Income after taxation								4,421,451
Minority interests								35,310

Net income								4,456,761

Total segment assets	65,320,115	—	3,047,975	14,009,739	11,306,153	34,220,910		127,904,892
Total segment liabilities	52,359,025	—	1,151,090	8,574,130	3,278,990	31,089		65,394,324

Other information:
Provision (write-back) for doubtful debts	517,663	—	24,743	13,058	(14,510)	—		540,954
Equity investment for segment Assets	—	—	—	—	4,146	—		4,146
Impairment loss recognized in the statement of income	—	—	—	—	632,511	—		632,511
Capital expenditures for segment assets (1)	20,777,990	—	3,447,123	3,884,937	549,338	2,594,071		31,253,459

	2000
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating Revenue (Turnover):
Usage fee	8,212,332	—	342,651	127,875	—	—		8,682,858
Monthly fee	2,476,104	—	7,005	71	7,992,999	—		10,476,179
Connection fee	517,642	—	—	—	68,233	—		585,875
Interconnection revenue	753,591	—	141,992	151,753	—	—		1,047,336
Leased lines rental	—	—	45,841	275,414	—	—		321,255
Other revenue	228,135	—	2,636	1,156	422,258	—		654,185
Total services revenue	12,187,804	—	540,125	556,269	8,483,490	—		21,767,688
Sales of telecommunications products	696,058	—	—	—	1,228,712	—		1,924,770
Total operating revenue from external customers	12,883,862	—	540,125	556,269	9,712,202	—		23,692,458
Intersegment revenue	—	—	262,334	193,388	180,701	—	(636,423)	—
Total operating revenues	12,883,862	—	802,459	749,657	9,892,903	—		23,692,458
Operating expenses:
Leased lines and network capacities	(580,596)	—	(397,794)	123,570	(759,025)	—	455,722	(1,158,123)
Interconnection charges	(1,268,574)	—	(93,867)	(17,024)	—	—		(1,379,465)
Depreciation and amortization	(3,605,529)	—	(69,342)	(231,545)	(1,827,535)	(364)		(5,734,315)
Personnel	(361,914)	—	(33,276)	(19,686)	(1,354,964)	—		(1,769,840)
Selling and marketing	(1,426,829)	—	(270,669)	(23,426)	(952,210)	—	180,701	(2,492,433)
General, administrative and other expenses	(1,772,753)	—	(87,468)	(59,238)	(1,809,425)	(14,179)		(3,743,063)
Cost of telecommunications products sold (Note 33(a))	(380,849)	—	—	—	(1,812,089)	—		(2,192,938)
Total operating expenses	(9,397,044)	—	(952,416)	(227,349)	(8,515,248)	(14,543)		(18,470,177)

Operating income (loss)	3,486,818	—	(149,957)	522,308	1,377,655	(14,543)		5,222,281
Interest income	100,944	—	477	159	52,320	1,594,905		1,748,805
Finance costs	(1,149,432)	—	(97,727)	(106,587)	—	—		(1,353,746)
Loss arising from terminations of CCF Arrangements (Note 11)	(1,184,534)	—	—	(9,304)	—	—		(1,193,838)
Other income, net	9,493	—	—	—	49,736	—		59,229
Segment income (loss) before Taxation	1,263,289	—	(247,207)	406,576	1,479,711	1,580,362		4,482,731
Taxation								(1,104,969)
Income after taxation								3,377,762
Minority interests								(143,711)

Net income								3,234,051

Total segment assets	42,393,650	—	2,553,057	6,210,560	14,748,230	46,923,329		112,828,826
Total segment liabilities	41,207,608	—	2,130,925	5,832,524	5,482,298	67,817		54,721,172

Other information:
Provision for doubtful debts	355,082	—	2,635	1,684	85,430	—		444,831
Equity investment for segment assets	—	—	—	—	25,700	—		25,700
Impairment loss recognized in the statement of income	—	—	—	—	—	—		—
Capital expenditures for segment assets (1)	17,277,859	—	2,685,314	3,028,121	2,178,287	10,655		25,180,236

(1)          Capital expenditures classified under “unallocated amounts” represent capital expenditure on common facilities, which benefit all business segments.

(b)          Geographical segments

The Group’s services users are mainly in the PRC. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total consolidated revenue from sales to all external customers.

Although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment, goodwill and other assets) are situated in the mainland China, as the Group’s principal activities are conducted in the PRC. For the years ended December 31, 2000, 2001 and 2002, substantially all capital expenditures were incurred to acquire assets located in the mainland China. There is no other geographical segment with segment assets equal to or greater than 10% of the total assets of all geographical segments.

36.       FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, short term bank deposits, trading securities, accounts receivables, prepayment and other current assets, amounts due from related parties and domestic carriers. Financial liabilities of the Group include accounts payable and accrued liabilities, bank loans, lease payables and due to related parties and domestic carriers. Cash and cash equivalents and short-term bank deposits denominated in foreign currencies as summarized below, have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2001 and 2002.

	2001			2002
	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
	’000		RMB’000	’000		RMB’000
Cash and cash equivalents:
- denominated in HK$	1,777,224	1.06	1,886,523	1,103,579	1.06	1,170,787
- denominated in US dollars	899,868	8.28	7,448,635	785,328	8.27	6,497,476

Sub-total			9,335,158			7,668,263

Short-term deposits:
- denominated in HK$	5,941,644	1.06	6,307,055	1,697,414	1.06	1,800,786
- denominated in US dollars	2,222,981	8.28	18,400,664	365,047	8.27	3,020,321

Sub-total			24,707,719			4,821,107

Total			34,042,877			12,489,370

The Group did not have and does not believe it will have any difficulty in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China.  The carrying amounts of the Group’s cash and cash equivalents, short term bank deposits, other current financial assets and liabilities approximated their fair value as of December 31, 2001 and 2002 due to the nature or short maturity of those instruments.

The historical cost carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

The fair value of trading securities is estimated by reference to their quoted market price at the balance sheet date.

Investment securities are measured at cost as there is no quoted marked price in an active market and whose fair value cannot be reliably measured.

The carrying amounts of long-term bank loans approximate their fair values based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

37.       CONTINGENCIES AND COMMITMENTS

(a)          Capital commitments

As of December 31, 2002 and 2001, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	2002			2001
	Land and buildings	Equipment	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Authorized and contracted for	1,131,055	5,131,164	6,262,219	9,956,935
Authorized but not contracted for	12,940	2,623,215	2,636,155	78,676

Total	1,143,995	7,754,379	8,898,374	10,035,611

As of December 31, 2002, approximately RMB385 million (2001: RMB662 million) of capital commitment outstanding was denominated in US dollars (i.e. US$47 million (2001: US$80 million)).

(b)          Operating lease commitments

As of December 31, 2002 and 2001, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	2002				2001
	Land and buildings	Equipment	CDMA network	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Leases expiring :
- not later than one year	311,835	274,140	3,045,600	3,631,575	1,954,961
- later than one year and not later than five years	920,038	493,826	—	1,413,864	803,480
- later than five years	875,894	255,273	—	1,131,167	759,696

Leases expiring :	2,107,767	1,023,239	3,045,600	6,176,606	3,518,137

In relation to the CDMA network capacity leasing arrangement as described in Note 32(a), the above commitment is estimated based on the forecasted CDMA subscriber growth with the anticipated capacity of the lease for the year ending December 31, 2003.

(c)          Commitment to purchase CDMA handsets

As of December 31, 2002, the Group committed to purchase CDMA handsets amounted to approximately RMB870 million.

(d)          Contingent liability

For the year ended December 31, 2002, Unicom Guomai provided guarantees for bank loans borrowed by Shanghai Telecommunications Company Limited (formally known as “Shanghai Provincial Post and Telecommunications Administrations”) amounted to approximately US$23.48 million. All these bank loans were not yet due as of December 31, 2002.

38.       EVENTS AFTER BALANCE SHEET DATE

(a)          Related party transaction with Unicom Group

Unicom Guomai entered into a supplemental agreement with Unicom Group on January 9, 2003 and agreed to sell up to 120,000 CDMA handsets for a maximum of RMB240 million to Unicom Group. This supplemental agreement is entered into based on the terms similar to the CDMA handsets purchase agreement between Unicom Guomai and Unicom Group dated May 10, 2002.

(b)          Additional investment to CUCL

Subsequent to 2002, the Company increased its investment in CUCL by cash of approximately RMB4,467 million on January 21, 2003.

(c)          Tax approvals subsequently obtained

On February 27 and March 11, 2003, CUCL obtained relevant tax approvals to include certain losses on disposal of assets and provision of doubtful debts (previously treated as non-deductible against current tax) amounted to approximately RMB102 million and RMB57 million respectively, as tax deductible items for the year ended December 31, 2002. CUCL has accounted for the above tax effects when filing its tax return for the year ended December 31, 2002.

39.       COMPARATIVE FIGURES

Certain comparative figures in the cash flow statements have been reclassified in accordance with new disclosure requirement under new HK SSAP adopted in current year.

40.       APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on April 1, 2003.

41.       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP

The consolidated financial statements of the Group prepared under HK GAAP differ in certain material respects from those prepared under generally accepted accounting principles in the United States of America (“US GAAP”).  Significant differences between HK GAAP and US GAAP are summarized below:

(A)       Effect of the acquisition of entities under common control

Under HK GAAP, the Group adopted the purchase method to account for the acquisition of the entire equity interest in Unicom New Century on December 31, 2002. Under the purchase method, the acquired results of operations are incorporated into the consolidated statements of income of the Group from the date of Acquisition. The differences between the cost of the acquisition and the fair value of the identifiable assets and liabilities acquired is recognized as goodwill and is amortized on a straight-line basis over its useful life of 20 years.

As the Group and Unicom New Century were under the common control of Unicom Group prior to the Acquisition, the acquisition is considered as a transfer of businesses under common control and the acquired assets and liabilities are accounted for at historical cost under US GAAP.  Furthermore, the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if Unicom New Century were always part of the Group. The net cash consideration paid by the Company is treated as capital distribution in the year of the Acquisition for US GAAP purpose.  Expenses of the transaction, which are capitalized as part of the acquisition price under HK GAAP, have been expensed in full under US GAAP.

(B)       Revenue and costs recognition

Under HK GAAP, upfront non-refundable revenue, such as connection fee, is recognized when received upon completion of activation services.  Under US GAAP, in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements’’, upfront non-refundable revenue and the related direct incremental costs incurred are deferred and recognized over the estimated customer service periods.  The expected customer service period for the Cellular Business is estimated based on the expected stabilized churn rates.  On this basis, the weighted average customer service period based on current estimation considering the prevailing market environment is approximately 6 years (2000:10 years; 2001: 6 years).  The effect of the change of estimate in 2001 was to increase the net income by approximately RMB26 million for the year ended December 31, 2001.

(C)       Employee housing schemes

Prior to the establishment of Guoxin and CUCL, both China Telecom (the previous owner of Guoxin prior to its restructuring into the Group) and Unicom Group provided housing benefits to qualified employees of the Group to enable them to purchase living quarters.  Under HK GAAP, housing benefits incurred and borne by China Telecom and Unicom Group for these employees were not recognized by the Group.  Under US GAAP, the amount of such housing benefits is being recognized as part of the Group’s operating expenses over the estimated average service life of the participating employees.  The corresponding credits are being accounted for as capital contributions.

(D)       Deferred taxation

Under HK GAAP, the Group provides for deferred tax liabilities only to the extent that there is a reasonable probability that such deferred taxes will become payable in the foreseeable future.  Deferred tax assets are not recognized unless they are expected to crystallize in the foreseeable future.  Under US GAAP, a provision is made for all deferred taxes.  If it is more likely than not that deferred tax assets will not be realized, a valuation allowance is recorded.

(E)         Revaluation of property, plant and equipment

Under HK GAAP, revaluation surplus in relation to buildings is recorded by the Group as part of the property, plant and equipment.  Thereafter, depreciation is provided based on the revalued amounts. Under US GAAP, all property, plant and equipment are stated at historical cost less accumulated depreciation, and prepaid land use rights are stated at the unused prepaid amount as part of the other assets.

(F)         Impairment of long-lived assets and goodwill

The carrying amounts of property, plant and equipment and goodwill under HK GAAP are reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount.  When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the assets discounted to their present value.  A subsequent increase in the recoverable amount is written back to the statement of income when circumstances and events that led to the write-down or write-off cease to exist.

(i) Goodwill

Under HK GAAP, goodwill is amortized over the expected economic lives of the acquired businesses which are generally 5 to 20 years.  Prior to January 1, 2002, the US GAAP treatment was consistent with this. In addition, for the year ended December 31, 2001, although the projected amount of future undiscounted cash flows was sufficient to recover the net carrying amount of goodwill as of December 31, 2001, the amount of discounted cash flows was not. Consequently, for the year ended December 31, 2001, impairment provision for goodwill recognized under US GAAP were lower than that recognized under HK GAAP by RMB 62,948,000.

On January 1, 2002, under US GAAP, upon the adoption of Statements of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), the Group no longer amortizes goodwill but, rather, assesses the goodwill of each identified reporting unit for impairment annually.  The adoption of SFAS 142 has resulted in a cumulative effect of accounting change of RMB 42,175,000 (net of tax RMB 20,773,000) on January 1, 2002 and has been reflected in the condensed consolidated statement of income for the year ended December 31, 2002 under US GAAP.  The subsequent annual impairment assessment of goodwill as at December 31, 2002 did not result in any material difference in the fair values for the year ended December 31, 2002.  Prior to January 1, 2002, impairment accounting of goodwill under US GAAP was prescribed by SFAS 121.

The pro-forma impact to the reported net income and earnings per share before and after extraordinary items and cumulative effect of accounting change for the year of initial application and prior two years are provided as follows:

	2000	2001	2002
Net income after extraordinary items and cumulative effective of accounting change:
As reported (RMB’000)	1,958,512	5,074,321	5,147,294
Add back: Goodwill amortization, net of tax impact	67,523	49,755	—
Adjusted (RMB’000)	2,026,035	5,124,076	5,147,294

Net income before extraordinary items and cumulative effective of accounting change:
As reported (RMB’000)	4,031,386	5,074,321	5,189,469
Add back: Goodwill amortization, net of tax impact	67,523	49,755	—
Adjusted (RMB’000)	4,098,909	5,124,076	5,189,469

Basic and diluted earnings per share after extraordinary items and cumulative effective of accounting change:
As reported (RMB)	0.17	0.40	0.41
Pro forma (RMB)	0.18	0.41	0.41

Basic and diluted earnings per share before extraordinary items and cumulative effective of accounting change:
As reported (RMB)	0.36	0.40	0.41
Pro forma (RMB)	0.37	0.41	0.41

Basic and diluted earnings per ADS after extraordinary items and cumulative effective of accounting change:
As reported (RMB)	1.75	4.04	4.10
Pro forma (RMB)	1.81	4.08	4.10

Basic and diluted earnings per ADS before extraordinary items and cumulative effective of accounting change:
As reported (RMB)	3.60	4.04	4.13
Pro forma (RMB)	3.66	4.08	4.13

(ii) Long-lived assets

On January 1, 2002, the Company has adopted, under US GAAP, Statements of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which supercedes Statements of Financial Accounting Standards No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations, Reporting the Effects of Disposal of Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions “.  SFAS 144 retains the previous accounting for the impairment of long-lived assets to be held and used in operation as prescribed under SFAS 121, but also establishes more restrictive criteria that must be met to classify long-lived assets as held-for sale, and differentiates between long-lived assets that are disposed of by sale from those disposed of other than by sale.  SFAS 144 also increases the range of dispositions that qualify for reporting as discontinued operations, and changes the manner in which expected future operating losses from such operations are to be reported.

Under SFAS 144, long-lived assets excluding goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets, which is determined based on the estimated future discounted net cash flows expected to be generated by the asset held for continuous use.  Assets impaired or to be disposed of are reported at the lower of the carrying amounts or fair values less costs to sell, which result in a new cost basis for the impaired assets.  This new cost basis is not to be adjusted for subsequent recoveries in value.

Based on the above assessment performed and taking into account the adoption of SFAS 144, no material differences arose in respect of the timing and the amount of impairment for equipment for the year ended December 31, 2002 and 2000.  For the year ended December 31, 2001, although the projected amount of future undiscounted net cash flows was sufficient to recover the net carrying amount of long-lived assets as of December 31, 2001, the amount of future discounted net cash flows was not.  Consequently, for the year ended December 31, 2001, the impairment provision for equipment recognized under US GAAP were lower than that recognized under HK GAAP by RMB12,382,000.

(G)       Losses on debt extinguishment and share warrants

Under HK GAAP, the loss on CCF termination is accounted for as an operating loss which reduces the income from continuous operations of the Group. Under US GAAP, the amounts were classified as an extraordinary item in accordance with the requirement of SFAS Statement No.4.

Under HK GAAP, the Company’ share warrants granted to the CJVs or their designees as part of the compensation for terminations of CCF Arrangements did not result in an expenses. The proceeds received from share warrants, if any, would be recognized as an increase to capital upon the exercise of the share warrants.  Under US GAAP, an additional charge to the statement of incomes was recorded to account for the fair value of the share warrants granted at the completion of the Global Offering.  The fair value of the share warrants of the grant date, using the Black-Scholes option pricing method, was approximately RMB1, 132 million.  The major assumptions used include: no divided yield, expected volatility of 50%, risk free interest rate of 6.54% and an expected life of one year.

(H)       Share option scheme

Under HK GAAP, the proceeds received from the exercise of the share options granted under the fixed award amended Share Option Scheme and Pre-Global Offering Share Option Scheme are to be recognized as an increase to capital upon the exercise of the share options as stated in Note 31 of the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion No. 25 (“APB 25”) to account for its fixed award stock options issued to employees. Under APB 25, compensation expense is recorded in the amount of the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options, which is amortized over the vesting period of the option. Since the exercise price of the options granted did not exceed the market price of the underlying stock on the date of grant, no compensation cost for options has been recognized in the reconciliation of net income to US GAAP. In accordance with SFAS 123, as further amended by Statement of Financial Accounting Standards, No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”(“SFAS 148”) which is effective for the year ended December 31, 2002, the required information to be disclosed is set forth below:

	2000	2001	2002
Net income after extraordinary items and cumulative effective of accounting change:
As reported (RMB’000)	1,958,512	5,074,321	5,147,294
Less: Total stock-based employee compensation expenses determined under fair value based method	(59,649)	(153,479)	(90,288)
Pro forma (RMB’000)	1,898,863	4,920,842	5,057,006

Basic and diluted earnings per share after extraordinary items and cumulative effective of accounting change:
As reported (RMB)	0.17	0.40	0.41
Pro forma (RMB)	0.17	0.39	0.40

Basic and diluted earnings per ADS after extraordinary items and cumulative effective of accounting change:
As reported (RMB)	1.75	4.04	4.10
Pro forma (RMB)	1.69	3.92	4.03

(I)            Investment in equity securities

Under HK GAAP, negotiable equity securities including ownership interest in an enterprise, which are intended to be held on a continuing basis, are classified as investment securities and are stated at cost.  The carrying amounts of investment securities are written down to reflect any diminution in value expected to be other than temporary.  Provisions against the carrying value are reversed when the circumstances and events that led to the write-downs or write-offs cease to exist and if there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Under US GAAP, equity securities which are not marketable and do not have readily determinable fair values are classified as other investments, which are stated at cost less impairment in value other than temporary.  If an impairment in value is judged to be other than temporary, the cost of the investment is written down to its recoverable amount as a new cost basis and the amount of the write-down is included in the statement of income.  The new cost basis is not changed for subsequent recoveries in value.

During the year ended December 31, 2002, there was no recovery in the value of investments in equity securities under HK GAAP (2000: Nil; 2001: RMB12,305,000).

(J)         Recently issued accounting standards

The Financial Accounting Standards Board (“FSAB”) issued Statement of Financial Accounting Standards No. 143, Accounting for Assets Retirement Obligations (“SFAS 143”), Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated With Exit or Disposal Activities (“SFAS 146”), FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirectly Guarantees of Indebtedness of Others (“FIN 45”), FASB Interpretation No.46, Consolidation of Variable Interest Entities (“FIN 46”) and Emerging Issues Task Force (“EITF”) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” that addresses certain aspects of a vendor’s accounting for multiple revenue-generating arrangements (“EITF Issue 00-21”).

(a)          SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets retirement costs. SFAS 143 is effective for fiscal years beginning after June 15, 2002.  The Company has not completed its assessment of the effects of adopting this new pronouncement.

(b)         SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Group will adopt SFAS 146 on January 1, 2003 and does not expect a material impact upon adoption.

(c)          FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued.  It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002.  The adoption of disclosure requirements that are effective for the year ended December 31, 2002 did not have a material effect on the note disclosures of the consolidated financial statements of the Group.

(J)         Recently issued accounting standards

(d)         FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights.  This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interests entities in which an enterprise obtains an interest after that date.  It applies in the first fiscal year for interim period beginning after June 15, 2003 to variable interests entities in which an enterprise holds a variable interest that it acquires before February 1, 2003.  The Group does not expect that the adoption of FIN 46 will have a significant impact to the consolidated financial statements.

(e)          In November 2002, the Emerging Issues Task Force reached a final consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, which addresses certain aspects of a vendor’s accounting for multiple revenue-generating arrangements”.  This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting.  Factors to consider in this assessment includes whether any of the deliverables are independently functional or sufficiently separable, and if so, whether there is any sufficient evidence of related fair values to account for them separately. Related provisions under this Issue do not change otherwise applicable revenue recognition criteria.  This Issue also provides additional guidance with respect to (i) the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting; (ii) the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor; and (iii), the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement.  The provisions of this Issue become effective for fiscal periods beginning after June 15, 2003, with early application permitted. The Group is currently reviewing the provisions of this Issue to assess the potential impact on its results of operations and financial position.

Differences between HK GAAP and US GAAP which affect net income and earnings per shares of the Group are summarized below:

		Note	2000	2001	2002
			RMB’000	RMB’000	RMB’000

	Net income under HK GAAP		3,234,051	4,456,761	4,566,072
	Impact of US GAAP adjustments:	(1)
	- Effect of acquisition of Unicom New Century	(A)	(222,817)	351,889	648,006
	- Transaction costs for the acquisition of Unicom New Century	(A)	—	—	(109,221)
	- Deferral of upfront non-refundable revenue	(B)	(1,168,822)	(1,001,637)	(860,490)
	- Amortization of upfront non-refundable revenue	(B)	252,520	455,839	526,982
	- Deferral of direct incremental cost	(B)	1,071,222	934,713	776,387
	- Amortization of direct incremental cost	(B)	(199,497)	(358,867)	(435,385)
	- Employee housing benefits	(C)	(18,532)	(18,532)	(18,532)
	- Reversal of depreciation for revalued fixed assets	(E)	12,610	7,485	7,485
	- Reversal of revaluation deficit of fixed assets	(E)	28,000	—	—
	- Differences in provision for impairment loss of equipment	(F)	—	12,382	—
	- Reversal of difference in provision for impairment loss of equipment upon depreciation	(F)	—	—	(3,538)
	- Differences in provision for impairment loss of goodwill	(F)	—	62,948	—
	- Non-recognition of recovery of impairment provision of investment securities and associated companies	(I)	—	(17,948)	—
	- Deferred tax effects of US GAAP adjustments		11,370	44,190	59,563
	- Recognition of deferred tax assets in relation to the loss carryforward from a subsidiary	(D)	23,582	—	—
	- Valuation allowance	(D)	(23,582)	—	—
	- Recognition of deferred tax assets in relation to provision for doubtful debts of Cellular Business	(D)	90,213	145,098	32,140
	- Additional charge relating to the grant of share warrants for the termination of CCF Arrangements	(G)	(1,131,806)	—	—
	Cumulative effect of accounting change:
	- Transitional adjustment of goodwill impairment upon the adoption of SFAS 142 (net of tax RMB20,773,000)	(F)	—	—	(42,175)

	Net income as restated after extraordinary item and cumulative effect of change in accounting policy (US GAAP)	(1)	1,958,512	5,074,321	5,147,294

Add back:	Extraordinary item (loss arising from terminations of CCF Arrangements)	(G)
	- cash compensation		1,404,580	—	—
	- cash compensation		1,131,806	—	—
	- less: related tax impact		(463,512)	—	—

			2,072,874	—	—
	Net income as restated from continuing operations before extraordinary item (US GAAP)	(1)	4,031,386	5,074,321	5,147,294

Differences between HK GAAP and US GAAP which affect shareholders’ equity of the Group are summarized below:

	Note	2001	2002
		RMB’000	RMB’000

Shareholders’ equity under HK GAAP		61,681,163	66,247,235

Impact of US GAAP adjustments:	(1)
- Effect of acquisition of Unicom New Century	(A)	531,557	(2,052,554)
- Transaction costs for the acquisition of Unicom New Century	(A)	—	(109,221)
- Deferred upfront non-refundable revenue	(B)	(3,675,556)	(4,536,046)
- Accumulated amortization of upfront non – refundable revenue	(B)	895,544	1,422,526
- Deferred direct incremental cost	(B)	2,843,514	3,619,901
- Accumulated amortization of direct incremental cost	(B)	(581,497)	(1,016,882)
- Reversal of revaluation surplus of fixed assets:
- Cost	(E)	(176,853)	(176,853)
- Accumulated depreciation	(E)	21,453	30,296
- Reversal of revaluation deficit of fixed assets:
- Cost	(E)	28,000	28,000
- Accumulated depreciation	(E)	(1,358)	(2,716)
- Differences in cost and depreciation in provision for impairment loss of equipment	(F)	12,382	8,844
- Differences in provision for impairment loss of goodwill	(F)	62,948	62,948
- Cumulative effect of accounting change:
- Transitional adjustment of goodwill impairment on the adoption of SFAS 142	(F)	—	(62,948)
- Non-recognition of recovery of impairment provision of investment securities and associated companies	(I)	(17,948)	(17,948)
- Deferred tax effects of US GAAP adjustments		(213,211)	(132,875)
- Recognition of deferred tax assets in relation to the loss carried forward from a subsidiary	(D), (2)	107,299	107,299
- Valuation allowance	(D), (2)	(107,299)	(107,299)
- Recognition of deferred tax assets in relation to the provision for doubtful debts of Cellular Business	(D)	373,159	405,299

Shareholders’ equity as restated (US GAAP)	(1)	61,783,297	63,717,006

Note:

(1)          Consistent with applying the accounting under US GAAP as described in Note (a) above, the consolidated financial statements under US GAAP for prior periods presented have been retroactively restated as if the current structure and operations results from the acquisition of Unicom New Century had been in existence since the beginning of the earliest period presented.

(2)          A valuation allowance was recorded against the deferred tax assets in relation to the loss carried forward from a subsidiary prior to 2001 because it is highly uncertain as to whether sufficient future net income can be generated by the subsidiary to utilize the tax loss within the five-year carried forward period allowed under tax laws of the PRC at that time. The operating loss carryforward expires in various years through 2003, if not utilized. Starting from 2001, with the approval of the state tax bureau, loss incurred by this subsidiary can be set off against taxable net income of the Group.

The following summarized the combining results of operations and the financial positions for the separate entities on a consolidated basis as of and for the years ended December 31, 2000, 2001and 2002, restated to reflect the impact of the effects of the acquisition of entities under common control, which is accounted for at historical cost under US GAAP with prior periods restated as if the entities were always combined, and other differences between HK GAAP and US GAAP.

	The Group (before acquisition of Unicom New Century)	Unicom New Century	Elimination	The Group (after acquisition of Unicom New Century)
	RMB’000	RMB’000	RMB’000	RMB’000

As of/for the year ended December 31, 2002

Results of operations:
Operating revenue	40,243,016	11,560,705	(2,031,068)	49,772,653
Net income	4,499,286	651,326	(3,318)	5,147,294
Basic earnings per share	0.36	—	—	0.41

Financial position:
Non-current assets	93,000,469	26,152,900	—	119,153,369
Current assets	27,418,354	4,819,732	(825,599)	31,412,487
Total assets	120,418,823	30,972,632	(825,599)	150,565,856
Non-current liabilities	25,448,161	16,224,990	—	41,673,151
Current liabilities	33,434,846	11,996,877	(822,281)	44,609,442
Total liabilities	58,883,007	28,221,867	(822,281)	86,282,593
Minority interests	566,257	—	—	566,257
Net assets	60,969,559	2,750,765	(3,318)	63,717,006

As of/for the year ended December 31, 2001

Results of operations:
Operating revenue	28,847,088	6,755,481	(752,780)	34,849,789
Net income	4,722,432	351,889	—	5,074,321
Basic earnings per share	0.38	—	—	0.40

Financial position:
Non-current assets	80,297,612	21,671,682	—	101,969,294
Current assets	49,957,870	2,938,724	(694,274)	52,202,320
Total assets	130,255,482	24,610,406	(694,274)	154,171,614
Non-current liabilities	39,257,465	16,017,811	—	55,275,276
Current liabilities	28,916,871	8,061,039	(694,274)	36,283,636
Total liabilities	68,174,336	24,078,850	(694,274)	91,558,912
Minority interests	829,405	—	—	829,405
Net assets	61,251,741	531,556	—	61,783,297

For the year ended December 31, 2000

Results of operations:
Operating revenue	22,776,156	2,831,151	(525,161)	25,082,146
Net income	2,181,329	(222,817)	—	1,958,512
Basic earnings per share	0.19	—	—	0.17

The following are condensed consolidated statements of income, changes in shareholders’ equity and cash flow information for the years ended 2000, 2001 and 2002, condensed consolidated balance sheets information for the Group as of December 31, 2001 and 2002, and additional financial information as of and for the years ended December 31, 2000, 2001 and 2002, restated to reflect the impact of the effects of the acquisition of entities under common control which is accounted for at historical cost with retroactive restatement under US GAAP.

Condensed Consolidated Statement of income

	Note	2000	2001	2002
		RMB’000	RMB’000	RMB’000

Revenue	(g)	25,082,146	34,849,789	49,772,653

Operating expenses:
Leased lines and network capacities	(g)	(1,264,306)	(989,907)	(2,020,833)
Interconnection charges	(g)	(1,556,136)	(2,407,600)	(3,754,488)
Depreciation and amortization		(6,691,028)	(10,164,107)	(14,226,042)
Personnel		(1,933,593)	(2,932,452)	(4,024,943)
Selling and marketing	(g)	(1,781,216)	(3,968,518)	(7,651,935)
General, administrative and other expenses	(g)	(4,185,637)	(6,418,198)	(7,196,421)
Cost of telecommunications products sold	(g)	(2,340,434)	(1,377,616)	(2,158,009)

Total operating expenses		(19,752,350)	(28,258,398)	(41,032,671)

Operating income		5,329,796	6,591,391	8,739,982
Interest income		1,756,403	2,114,462	486,755
Financial costs		(1,563,600)	(2,543,888)	(2,329,104)
Other income (expenses), net		61,522	(2,008)	(21,193)

Net income from continuing operations before taxation		5,584,121	6,159,957	6,876,440
Taxation	(c)	(1,409,024)	(1,120,946)	(1,702,223)

Net income from continuing operations before minority interests		4,175,097	5,039,011	5,174,217
Minority interests		(143,711)	35,310	15,252

Net income before extraordinary item and cumulative effect of change in accounting policy		4,031,386	5,074,321	5,189,469

Extraordinary item (loss arising from terminations of CCF Arrangements):
- cash compensation		(1,404,580)	—	—
- share warrants compensation		(1,131,806)	—	—
- Less: related tax impact		463,512	—	—

		(2,072,874)	—	—
Cumulative effect of accounting change:
- Transitional adjustment of goodwill impairment upon the adoption of SFAS 142		—	—	(62,948)
- Less: related tax impact	(c)	—	—	20,773

		—	—	(42,175)

Net income		1,958,512	5,074,321	5,147,294

	Note	2000	2001	2002
Basic and diluted earnings per share after extraordinary item and cumulative effect of change in accounting policy (RMB)	(1), (2)	0.17	0.40	0.41

Basic and diluted earnings per ADS after extraordinary item and cumulative effect of change in accounting policy (RMB)	(3)	1.75	4.04	4.10

Basic and diluted earnings per share before extraordinary item and cumulative effect of change in accounting policy (RMB)	(1), (2)	0.36	0.40	0.41

Basic and diluted earnings per ADS before extraordinary item and cumulative effect of change in accounting policy (RMB)	(3)	3.60	4.04	4.13

Note:

(1)          Basic earnings per share before or after extraordinary item and cumulative effect of change in accounting policy for the years ended December 31, 2000, 2001 and 2002 were computed by dividing the net income before or after extraordinary item and cumulative effect of change in accounting policy for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years.

(2)          Diluted earnings per share before or after extraordinary item and cumulative effect of change in accounting policy for the years ended December 31, 2000, 2001 and 2002 were computed by dividing the net income before or after extraordinary item and cumulative effect of change in accounting policy for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the dilutive potential ordinary shares.  All potential dilutive shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme (see Note 31); (ii) share options granted under the amended Share Option Scheme (see Note 31), (iii) share warrants as described in Note 11 in 2000 and (iv) the over-allotment option granted to the underwriters, which if converted to ordinary shares would decrease net earnings per share in 2000.

(3)          Basic and diluted earnings per ADS before or after extraordinary item and cumulative effect of change in accounting policy have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

Condensed Consolidated Balance Sheet

	Note	2001	2002
		RMB’000	RMB’000
ASSETS
Current assets:
Cash and cash equivalents		19,308,730	14,433,498
Short-term bank deposits		24,921,943	4,825,205
Trading securities		203,832	173,939
Account receivable		4,227,286	6,061,240
Less: Provision for doubtful debts		(1,271,974)	(1,733,972)
Accounts receivable, net		2,955,312	4,327,268
Inventories		969,998	3,226,586
Prepayments and other current assets	(d)	1,148,706	2,573,764
Amounts due from domestic carriers		208,096	211,462
Amounts due from related parties		1,725,516	1,137,847
Current portion of deferred tax assets	(c)	760,187	502,918

Total current assets		52,202,320	31,412,487

Non-current assets:
Property, plant and equipment, net	(a)	96,220,234	107,310,593
Goodwill		106,235	1,022
Other assets	(b)	4,296,541	10,561,980
Deferred tax assets	(c)	1,236,586	1,188,262
Investment securities		108,771	90,917
Investment in associated companies		927	595

Total assets:		154,171,614	150,565,865

LIABILITIES AND EQUITY
Current liabilities:
Payables and accrued liabilities	(e)	18,241,905	19,811,961
Short-term loans from Unicom Group		1,799,395	724,127
Short-term bank loans		7,290,000	9,146,500
Advances from customers		3,364,913	6,240,225
Taxes payable		1,443,917	1,106,006
Current portion of long-term bank loans	(f)	1,925,870	5,459,505
Current portion of obligations under finance leases		8,151	16,793
Amounts due to Unicom Group		1,227,379	562,634
Amounts due to domestic carriers		816,535	1,123,580
Amounts due to related parties		135,724	409,663
Dividend payable		29,847	8,448

Total current liabilities		36,283,636	44,609,442

Non-current liabilities:
Long-term bank loans	(f)	51,732,626	37,686,162
Obligations under finance leases		100,757	101,302
Deferred revenue		3,401,965	3,873,179
Other long-term liabilities		39,928	12,508

Total non-current liabilities		55,275,276	41,673,151

Minority interests		829,405	566,257

Shareholders’ equity		61,783,297	63,717,006

Total liabilities and shareholders’ equity		154,171,614	150,565,856

Condensed Consolidated Statement of Changes In Shareholders’ Equity

RMB’000

Balance as of January 1, 2000 as previously reported before adjusting for the acquisition of Unicom New Century	7,903,957
Adjustment for the acquisition of Unicom New Century	(195,594)
Balance as of January 1, 2000 as adjusted for the acquisition of Unicom New Century	7,708,363
Net income for the year ended December 31, 2000	1,958,512
Issue of ordinary share, net of direct listing expenses	45,275,152
Deemed capital contribution from owner for employee housing benefits	18,532
Deemed capital contribution from owner for share warrants compensation of CCF loss	1,131,806
Contribution from owner	666,827
Balance as of December 31, 2000	56,759,192
Net income for the year ended December 31, 2001	5,074,321
Deemed capital contribution from owner for employee housing benefits	18,532
Distribution to owner	(68,748)
Balance as of December 31, 2001	61,783,297
Net income for the year ended December 31, 2002	5,147,294
Deemed capital contribution from owner for employee housing benefits	18,532
Contribution from owner	1,567,883
Deemed capital distribution to Unicom Group relating to the payment of purchase price for Unicom New Century	(4,800,000)

Balance as of December 31, 2002	63,717,006

Condensed Consolidated Statement of Cash Flows

	2000	2001	2002
	RMB’000	RMB’000	RMB’000
Net cash inflows (outflows) from:
Operating activities	10,133,104	14,630,215	16,962,185
Investing activities	(37,884,485)	(58,134,015)	(7,252,758)
Financing activities	67,090,345	16,989,059	(14,584,659)

Net increase (decrease) in cash and cash equivalents	39,338,964	(26,514,741)	(4,875,232)
Cash and cash equivalents, beginning of year	6,484,507	45,823,471	19,308,730

Cash and cash equivalents, end of year	45,823,471	19,308,730	14,433,498

Interest paid (net of amount capitalized)	(1,264,133)	(2,519,279)	(2,254,457)

Supplemental information

Payables to equipment suppliers for construction-in-progress during the year ended December 31, 2002 decreased by approximately RMB1,337 million (2000: increased by RMB5,776 million; 2001: increased by approximately RMB1,235 million).

(a) Property, Plant and Equipment, net

	2001	2002
	RMB’000	RMB’000

Buildings	6,594,037	10,131,067
Telecommunication equipment	85,359,000	108,615,822
Office furniture, fixtures and others	3,132,238	4,855,373
Leasehold improvements	821,082	1,069,153
Construction-in-progress	23,843,437	19,419,349

	119,749,794	144,090,764
Less: Accumulated depreciation	(23,529,560)	(36,780,171)

	96,220,234	107,310,593

(b) Other Assets

	2001	2002
	RMB’000	RMB’000

Interconnection facilities	542,007	568,099
Long-term prepaid rental and leased line	1,458,657	1,753,709
Deferred direct incremental costs	3,556,470	4,606,300
Other	390,346	869,558

	5,947,480	7,797,666
Less: Accumulated amortization	(1,650,939)	(2,709,850)

	4,296,541	5,087,816
Deferred customer acquisition costs of certain contractual CDMA subscribers	—	5,474,164
	4,296,541	10,561,980

(c) Taxation

Detail description in relation to the assessment basis of income tax liability of the Group were set forth in Note 10 of this financial statements.

The income tax liability of Unicom New Century was assessed as follows:

(a)          For 2000, 2001 and 2002, Unicom Group was assessed for PRC enterprise income tax liability under the relevant tax rules and regulations applicable to state-owned enterprises, and at the statutory rate of 33% on a consolidation basis as a single entity. The tax provision for Unicom New Century was determined on a separate return basis using the same tax policy applicable to Unicom Group. Under this basis, the tax liabilities attributable to Unicom New Century were determined as if it were assessed for income tax separately from Unicom Group; and

(b)         Various provincial branches of Unicom New Century including Sichuan, Chongqing, Xinjiang, Shannxi and Guangxi were granted a western region preferential treatment by tax authorities to assess their enterprise income tax at a tax rate of 15% for year 2002 (2000 and 2001: 33%). The remaining provincial branches were assessed at a tax rate of 33%.

The components of income tax are as follows:

	2001	2002
	RMB’000	RMB’000

Provision for PRC enterprise income tax based on the estimated taxable net income for the year	1,971,691	1,375,857
Deferred taxation	(850,745)	326,366

	1,120,946	1,702,223

The reconciliation of PRC enterprise income tax at the statutory tax rate of 33% applied to net income before taxation to the effective tax rate actually recorded in the statement of income is as follows:

	2000	2001	2002
PRC

Statutory tax rate of 33%	33.0%	33.0%	33.0%
Non-deductible expenses:
- Housing benefits	0.1	1.7	0.1
- Personnel expenses	2.9	2.2	0.7
- Selling and marketing expenses	2.0	0.1	0.1
- Other	0.6	—	—
Non-taxable income:
- Connection fees	(2.7)	—	—
Effect of preferential tax rates	(1.3)	(2.0)	(3.1)
Investment tax credits for domestic equipment	—	(0.8)	(4.5)
Additional depreciation deductible for tax purpose	—	(7.4)	(1.1)

Effective PRC income tax rate	35.2%	26.8%	25.2%

Effective HK income tax rate	—	—	—

Total overall effective income tax rate	25.2%	18.2%	24.7%

Effect of preferential tax rates is as follows:

	2000	2001	2002

Aggregate amount (RMB in millions)	53.3	83.6	209.3
Per share effect (RMB)	0.004	0.007	0.017

The movement of deferred tax assets is as follows:

	2001	2002
	RMB’000	RMB’000

Balance, beginning of year	1,146,028	1,996,773
Deferred taxation charged to net income before cumulative effect of change of accounting policy	850,745	(326,366)
Deferred taxation in relating to cumulative effect of change of accounting policy	—	20,773

Balance, end of year	1,996,773	1,691,180

Deferred taxation represents the taxation effect of the following temporary differences:

	2001	2002
	RMB’000	RMB’000
Non-current deferred tax assets:
Net of deferral and amortization of upfront non-refundable revenue and incremental costs	696,371	930,033
Interest on loans from CCF joint ventures	317,447	287,998
Loss arising from terminations of CCF Arrangements	401,845	309,813
Operating loss of a subsidiary prior to 2001(Note 1)	107,299	107,299
Provision for impairment loss of property, plant and equipment	150,556	110,075
Provision for impairment loss of goodwill	33,314	27,620
Provision for doubtful debts	515,340	547,289
Write-off of other assets	24,368	17,662
Amortization of retirement benefits	39,852	37,379
Additional depreciation deductible for tax purpose	232,291	171,091
Differences in tax basis of the residual value of the property, plant and equipment	—	19,634
Other	45,777	86,953

	2,564,460	2,652,846
Less: Valuation allowance	(107,299)	(107,299)

	2,457,161	2,545,547
Non-current deferred tax liabilities:
Net of deferral and amortization of upfront non-refundable revenue and incremental costs	(923,427)	(1,079,960)
Accelerated depreciation for tax purpose	(161,924)	(76,468)
Capitalized interest already deducted for tax purposes	(135,224)	(200,857)

	(1,220,575)	(1,357,285)

Net non-current deferred tax assets	1,236,586	1,188,262

Current portion of deferred tax assets
Income tax on advances from customers for telephone cards	720,043	471,657
Write-down of inventory to net realizable value	35,819	31,261
Other	4,325	—

	760,187	502,918

Total	1,996,773	1,691,180

Note (1): Refer to Note 2 of net income reconciliation table.

(d) Prepayment and Other Current Assets

	2001	2002
	RMB’000	RMB’000

Deposits and prepayments	748,233	1,069,939
Interest receivables	167,004	37,780
Advances to employees	96,526	106,749
Deferred customer acquisition costs of contractual CDMA subscribers	—	508,596
Others	136,943	850,700

	1,148,706	2,573,764

(e) Payables and Accrued Liabilities

	2001	2002
	RMB’000	RMB’000

Payables to contractors and equipment suppliers	15,627,669	13,703,912
Accrued expenses	815,734	1,139,645
Payables to telecommunications products suppliers	125,801	2,395,928
Customer deposits	283,961	784,156
Salary and welfare payables	638,822	775,668
Other	749,918	1,012,652

	18,241,905	19,811,961

(f) Long-term Bank Loans

	Interest rate and final maturity	2001	2002
		RMB’000	RMB’000

Renminbi denominated bank loans	Fixed interest rate ranging from 4.54% to 6.24% (2001: 5.46% to 7.65%) per annum with maturity through 2008 (2001: maturity through 2007)
- secured		25,443,751	24,627,646
- unsecured		28,214,745	18,518,021

		53,658,496	43,145,667
Less: Current portion		(1,925,870)	(5,459,505)

		51,732,626	37,686,162

The repayment schedule of the long-term bank loans was as follows:

	2001	2002
	RMB’000	RMB’000
Balances due:
- 2002	1,925,870	—
- 2003	12,190,111	5,459,505
- 2004	10,436,529	4,825,581
- 2005	20,327,681	22,039,439
- 2006	5,444,834	8,047,373
- 2007	1,550,000	2,494,410
-Thereafter	1,783,471	279,359

	53,658,496	43,145,667
Less: Portion classified as current liabilities	(1,925,870)	(5,459,505)

	51,732,626	37,686,162

As of December 31, 2002, long-term bank loans were secured by the following:

(i)             approximately RMB24,308 million (2001: RMB25,044 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches and RMB3,471million (2001: RMB850 million) of which was also guaranteed by Unicom Group; and

(ii)          approximately RMB9,164 million (2001: RMB9,073 million) of long-term bank loans were guaranteed by Unicom Group.

(g) Related Party Transactions

	2000	2001	2002
	RMB’000	RMB’000	RMB’000
Transactions with Unicom Group and its subsidiaries
Interconnection and roaming revenues	104,557	363,644	604,830
Interconnection and roaming charges	65,076	224,077	175,436
Rental charges for premises, equipment and facilities	26,663	24,963	25,035
Rental income for premises and facilities	—	—	3,434
Revenue for leasing of transmission line capacity	89,952	107,299	281,685
Commission revenue for sales agency services	259,981	14,560	—
Sale of CDMA mobile handsets	—	—	887,885
Charges for the international gateway services	—	—	15,626
Leasing of satellite transmission capacity	62,394	61,778	35,153
Purchase of telecom cards	607,064	1,640,228	1,234,479
CDMA network capacity lease rental	—	—	1,173,897
Commission expenses for sales agency services incurred for telecom cards	5,033	2,616	18,497
Rental charges for leasing of transmission line	—	16,882	—
Agency fee incurred for procurement of telecommunications equipment	67,572	143,881	17,087
Rental for the PRC corporate office	10,131	10,131	7,598
Sales of telecommunications equipment	—	—	16,088

Detail description of the nature and terms of the related party transactions are set forth in Note 33 of this financial statements.

Movement of significant provisions

(a) Provision for deferred taxation valuation allowance was analyzed as follows:

	2000	2001	2002
	RMB’000	RMB’000	RMB’000

Balance, beginning of year	83,717	107,299	107,299
Provision for the year	23,582	—	—

Balance, end of year	107,299	107,299	107,299

(b) Provision for doubtful debts was analyzed as follows:

	2000	2001	2002
	RMB’000	RMB’000	RMB’000

Balance, beginning of year	481,499	862,982	1,271,974
Provision for the year	593,270	675,784	1,258,287
Written-off for the year	(211,787)	(266,792)	(796,289)

Balance, end of year	862,982	1,271,974	1,733,972

(c)          Other than described in the above notes, there was no other significant movement of provisions for the years ended December 31, 2000, 2001 and 2002, except for the provisions for impairment loss of equipment amounting to approximately RMB457 million and provisions for impairment loss of goodwill amounting to approximately RMB101 million under US GAAP in 2001.

Comprehensive Statement of income

According to SFAS No. 130 “Reporting of Comprehensive Income”, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income. For the years ended December 31, 2000, 2001 and 2002, apart from the net income and revaluation surplus of land and buildings in 2000, there was no other comprehensive income which should be included in the statement of comprehensive income.

Share option scheme

As disclosed in Note 31, information relating to the share options outstanding under the amended Pre-Global Offering Share Option Scheme and Share Option Scheme as of December 31, 2000, 2001 and 2002 is as follows:

	2000		2001		2002
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
		HK$		HK$		HK$

Outstanding, beginning of year	—	—	27,116,600	15.42	33,840,600	15.42
Granted during the year	27,116,600	15.42	6,724,000	15.42	36,028,000	6.18
Outstanding, end of year	27,116,600	15.42	33,840,600	15.42	69,868,600	10.66

As of December 31, 2002: 33,840,600 share options (2000: Nil; 2001: 6,724,000 share options) were exercisable and the weighted average exercise price was HK$15.42 (2000: N/A; 2001: HK$15.42).  Also, as of December 31, 2002, weighted average remaining contractual life of the options outstanding was approximately 6.5 years (2000: 8.5 years; 2001: 9.5 years).

The SFAS No. 123 method of accounting is based on several assumptions and should not be viewed as indicative of the operation of the Company in future periods.  The estimated fair value of each option granted to the employees of the Group on the date of grant is estimated to be HK$8.14, HK$4.90 and HK$2.48 for 2000, 2001 and 2002 respectively using the Black-Scholes option pricing method with the assumptions as follows:

	2000	2001	2002

Risk free interest rate	6%	6%	3%
Expected life (in years)	5	8	5
Expected dividend yield	0%	0%	0%
Volatility	54%	52%	41%

Had the compensation costs for the plan been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the method of SFAS 123, the Group’s net income and earnings per share on a pro forma basis for the years ended December 31, 2000, 2001 and 2002 are disclosed in the aforementioned Note H.