Form 20-F
period 2003-12-31
CHINA UNICOM LTD
filed 2004-06-24
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-15028

CHINA UNICOM LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A	Hong Kong
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

75th Floor, The Center 99 Queen’s Road Central Hong Kong (Address of Principal Executive Offices)

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

12,553,172,070 Ordinary Shares as of December 31, 2003.

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

PART III

Item 17. Financial Statements

Item 18. Financial Statements

Item 19. Exhibits

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report for the year ended December 31, 2003 contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties.  Such forward-looking statements include, without limitation, our strategy and future plan, our capital expenditure plan, our future business condition and financial results, our abilities to expand network capacity and increase network efficiency, our ability to develop new technology applications and offer new services, the advantages of code division multiple access, or CDMA, technology and our ability to realize such advantages and successfully execute our CDMA-related strategy, our ability to leverage our position as an integrated telecommunications operator and expand into new businesses and new markets, future growth of market demand for our services, and future regulatory and other developments in the Chinese telecommunications industry.

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

CERTAIN DEFINITIONS

As used in this annual report, references to “us”, “we”, “our,” the “Company” and “Unicom” are to China Unicom Limited.  Unless the context otherwise requires, these references include all of our subsidiaries.  In respect of any time prior to our incorporation, references to “us”, “we”, “our” and “Unicom” are to the telecommunications businesses in which our predecessors were engaged and which were subsequently assumed by us.  All references to “Unicom Group” are to China United Telecommunications Corporation, our indirect controlling shareholder.  Unless the context otherwise requires, these references include all of its subsidiaries, including us and our subsidiaries.  Please also see “A. History and Development of the Company –Acquisition of Unicom New World and the Sale of Guoxin Paging” under Item 4 for our current shareholding structure.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.                                    Selected Financial Data

The following table presents our selected consolidated income statement data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and our selected consolidated balance sheet data as of December 31, 1999, 2000, 2001, 2002 and 2003.  The selected consolidated balance sheet data as of December 31, 2002 and 2003 and income statement and cash flow data for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements included in this annual report.  The selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 and income statement and cash flow data for the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements that are not included in this annual report.  The financial statements for periods prior to our restructuring and initial public offering in 2000 reflect historical results of operations and financial positions of the businesses that were transferred to us from Unicom Group in 2000 in contemplation of our initial public offering.

Our financial statements are prepared in accordance with generally accepted accounting principles in Hong Kong, or HK GAAP.  Under HK GAAP, prior to 2003, deferred taxation was accounted for at the current taxation rate in respect of timing differences between net income as computed for taxation purposes and net income as stated in the income statement. A deferred tax asset was not recognized unless the related benefits are expected to crystallize in the foreseeable future. Upon the adoption of SSAP 12 in 2003, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Under HK GAAP, the adoption of SSAP 12 in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparative data presented have been restated to conform to the changed policy. A detailed description is set forth in Note 3(a) to the financial statements.

In addition, financial statements prepared in accordance with HK GAAP vary in certain material respects from generally accepted accounting principles in the United States, or US GAAP.  In accordance with HK GAAP, we adopted the purchase method to account for our acquisition from Unicom Group of certain cellular businesses and assets held by Unicom New Century Telecommunications Corporation Limited, or Unicom New Century, and Unicom New World Telecommunications Corporation Limited, or Unicom New World.  The acquisition of Unicom New Century became effective on December 31, 2002 and the acquisition of Unicom New World became effective on December 31, 2003, as described in “A. History and Development of the Company – Restructuring and Acquisition of Unicom New Century” and “– Acquisition of Unicom New World and the Sale of Guoxin Paging” under Item 4.  Accordingly, our consolidated income statements and, except as otherwise noted, all other HK GAAP financial information presented in this annual report include the operating results of Unicom New Century only for the year ended

December 31, 2003, and do not include the operating results of Unicom New World.  Under the purchase method, our consolidated balance sheet as of December 31, 2002 includes the financial position of Unicom New Century and our consolidated balance sheet as of December 31, 2003 includes the financial position of Unicom New Century and Unicom New World.  In contrast, under US GAAP, these acquisitions would be accounted for as transfers of entities under common control.  The financial statements prepared under US GAAP would retroactively be restated for all periods presented on a combined basis as if the acquisitions had been in effect since inception, whereby related assets and liabilities of the acquired businesses would be accounted for at historical cost and the results of operations of the acquired businesses would be included in the consolidated financial statements for the earliest period presented.

Under HK GAAP, the sale of Guoxin Paging Corporation Ltd., or Guoxin Paging, on December 31, 2003 by us to Unicom Group has been accounted for as a sale of discontinued operation. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of December 31, 2003 was recorded as the loss on sale of discontinued operation in our consolidated income statement for the year ended December 31, 2003. The operating results of Guoxin Paging from January 1, 2003 to the effective date of the sale of Guoxin Paging were included in our consolidated income statement for the year ended December 31, 2003.  Under US GAAP, the sale of Guoxin Paging to Unicom Group is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value. In addition, under US GAAP, the results of operations of a component or segment of an entity that has been disposed of should be reported in discontinued operations as a separate component of income, separated from continuing operations, in the period in which the disposal occurred and in prior periods. Accordingly, all the operating results of Guoxin Paging have been grouped into and reported in the income statement as “Discontinued operation - Loss from discontinued operation” under US GAAP.

See Note 41 to the consolidated financial statements included in this annual report for a summary of the principal differences between HK GAAP and US GAAP that have a significant effect on our financial statements.

	As of or for the year ended December 31
	1999	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except number of shares and per share data)
Income Statement Data:

Hong Kong GAAP (As restated) (2):
Operating revenue (Turnover):
Cellular Business	5,314	12,188	20,505	30,613	56,927	6,878
• GSM Business	5,314	12,188	20,505	27,388	40,304	4,870
• CDMA Business	—	—	—	3,225	16,623	2,008
Paging Business	9,047	8,483	4,342	2,161	1,403	170
Long Distance Business	—	556	1,489	2,766	2,273	275
Data Business	79	481	1,550	2,173	2,624	317
Internet Business	—	59	270	620	813	98
Total service revenue	14,440	21,767	28,156	38,333	64,040	7,738
Sales of telecommunications products	3,010	1,925	1,237	2,244	3,596	434
Total operating revenue	17,450	23,692	29,393	40,577	67,636	8,172
Operating expenses	(14,634)	(18,470)	(24,129)	(33,253)	(59,122)	(7,143)
Operating income	2,816	5,222	5,264	7,324	8,514	1,029
Loss on sale of discontinued operation (Guoxin Paging)	—	—	—	—	663	80

	As of or for the year ended December 31
	1999	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except number of shares and per share data)
Income before taxation	1,759	4,482	5,463	6,303	6,096	737
Net income	927	3,324	4,602	4,598	4,217	510
• Basic net income per share (3)	0.095	0.297	0.367	0.366	0.336	0.041
• Number of shares outstanding for basic net income per share (in thousands) (3)	9,725,000	11,208,224	12,552,996	12,552,996	12,553,010	12,553,010
• Diluted net income per share (3)	—	0.297	0.367	0.366	0.336	0.041
• Number of shares outstanding for diluted net income per share (in thousands) (3)	9,725,000	11,208,224	12,552,996	12,552,996	12,568,683	12,568,683
• Basic net income per ADS (4)	0.953	2.966	3.666	3.663	3.359	0.406
• Number of ADS outstanding for basic net income per share (in thousands) (3)	972,500	1,120,822	1,255,300	1,255,300	1,255,301	1,255,301
• Diluted net income per ADS (4)	—	2.966	3.666	3.663	3.355	0.405
• Number of ADS outstanding for diluted net income per share (in thousands) (3)	972,500	1,121,968	1,255,300	1,255,300	1,256,869	1,256,869

US GAAP (As restated) (2)&(5)
Operating revenue	—	—	32,501	50,415	71,958	8,694
Operating income from continuing operations	—	—	7,921	9,753	10,701	1,293
Net income before discontinued operation, and cumulative effect of change in accounting policy	—	—	5,866	5,493	6,070	733
Loss from discontinued operation, net of tax	—	—	710	422	1,342	162
Effect of change in accounting policy(transitional adjustment of goodwill impairment upon the adoption of SFAS 142)	—	—	—	42	—	—
Net income	—	—	5,155	5,028	4,728	571
• Basic net income per share before discontinued operation and effect of change in accounting policy (3)	—	—	0.467	0.438	0.484	0.058
• Basic net income per ADS before discontinued operation and effect of change in accounting policy (4)	—	—	4.673	4.376	4.836	0.584
• Basic net income per share after discontinued operation and effect of change in accounting policy (3)	—	—	0.411	0.401	0.377	0.046
• Basic net income per ADS after discontinued operation and effect of change in accounting policy (4)	—	—	4.107	4.006	3.767	0.455

Balance sheet Data:

Hong Kong GAAP (As restated) (2):
Bank balances and cash	6,002	44,717	18,413	14,433	9,220	1,114
Property, plant and equipment, net	33,227	52,864	75,748	107,487	118,105	14,270
Total assets	45,504	113,057	128,278	149,628	149,838	18,104
Net assets	11,207	58,336	62,884	67,219	69,615	8,411
Short-term debt and current portion of other long-term debt	7,894	8,501	7,933	15,330	18,173	2,196
Obligations under finance lease-current portion	—	—	8	17	25	3

	As of or for the year ended December 31
	1999	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except number of shares and per share data)
Obligations under finance lease-non current portion	—	—	101	101	100	12
Other long-term debt	12,234	27,151	36,337	37,686	36,213	4,375
Shareholders’ equity	8,676	57,452	62,054	66,653	69,615	8,411

US GAAP (As restated) (2)&(5)
Property, plant and equipment, net	—	—	—	118,787	118,124	14,272
Total assets	—	—	—	164,636	150,413	18,173
Obligations under finance lease-current portion	—	—	—	17	25	3
Obligations under finance lease-non current portion	—	—	—	101	100	12
Other long-term debt	—	—	—	45,520	36,213	4,375
Shareholders’ equity	—	—	—	64,215	65,913	7,964

Other Financial Data:

Hong Kong GAAP:
Net cash provided by operating activities	4,511	9,344	11,078	13,054	22,565	2,726
Net cash used in investing activities	(13,930)	(30,551)	(46,125)	(5,166)	(19,051)	(2,302)
Net cash provided by (used in) financing activities	11,084	59,921	8,743	(11,868)	(8,778)	(1,061)

US GAAP (As restated) (5):
Net cash provided by operating activities	—	—	15,320	18,215	25,992	3,140
Net cash used in investing activities	—	—	(62,971)	(10,256)	(20,272)	(2,449)
Net cash provided by (used in) financing activities	—	—	21,015	(12,773)	(11,379)	(1,375)

(1)                                  The translation of RMB into US dollars has been made at the rate of RMB8.2767 to US$1.00, the noon buying rate in New York City for cable transfer in RMB as certified for customs purposes by the Federal Reserve Bank of New York on December  31, 2003. The translations are solely for the convenience of the reader.

(2)                                  The adoption of HK SSAP12 “Income Tax” (revised) in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparative data presented have been restated to conform to the changed policy. See Note 3(a) set forth in the financial statements for detailed information.

(3)                                  See Notes 15 and 41 to the financial statements included in this Form 20-F on how basic and diluted net income per share are calculated under HK GAAP and US GAAP, respectively.

(4)                                  Net income per ADS is calculated by multiplying net income per share by 10, which is the number of shares represented by each ADS.

(5)                                  The US GAAP amounts as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 are presented as if the acquisitions of Unicom New Century and Unicom New World had been in existence since the beginning of the earliest period presented.

Historical Exchange Rates Information

We publish our financial statements in Renminbi, or RMB, the legal tender currency in the People’s Republic of China.  In this annual report, references to “US dollars” or “US$” are to United States dollars and references to “Hong Kong dollars”, “HK dollars” or “HK$” are to Hong Kong dollars.  Solely for the convenience of the reader, this annual report contains translations of certain RMB and Hong Kong dollar amounts into US dollar amounts and vice versa at specified rates.  These translations should not be construed as representations that the RMB or Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollar amounts at the rates indicated or at all.  Unless otherwise stated, the translations of RMB and Hong Kong dollars into US dollars and vice versa have been made at the rate of RMB8.2767 to US$1.00 and HK$7.7640 to US$1.00, the noon buying rates in New York City for cable transfers payable in RMB or Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003.

The noon buying rates on June 18, 2004 were RMB8.2766 to US$1.00 and HK$7.7997 to US$1.00, respectively.  The average noon buying rates for 1999, 2000, 2001, 2002 and 2003 were RMB8.2785, RMB8.2784, RMB8.2772, RMB8.2772 and RMB8.2771, respectively, to US$1.00, and HK$7.7599, HK$7.7936, HK$7.7996, HK$7.7996 and HK$7.7864, respectively, to US$1.00, calculated as the average of the noon buying rates on the last day of each month during each applicable year.  The following table sets forth the high and low noon buying rates between RMB and the US dollar (in RMB per US dollar) and Hong Kong dollar and the US dollar (in Hong Kong dollar per US dollar) for each month during the previous six months:

Period	High	Low	High	Low
	(RMB per US$1.00)		(HK$ per US$1.00)
December 2003	8.2772	8.2765	7.7670	7.7628
January 2004	8.2772	8.2767	7.7775	7.7632
February 2004	8.2773	8.2769	7.7845	7.7686
March 2004	8.2774	8.2767	7.7980	7.7842
April 2004	8.2772	8.2768	7.8000	7.7870
May 2004	8.2773	8.2768	7.8010	7.7895

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Relating to Our Business

Our cellular businesses face intense competition from China Mobile Communications Corporation, or China Mobile, China Telecom Corporation Limited, or China Telecom, and China Network Communications Group Corporation, or China Netcom.  Such competition may result in slower subscriber growth, lower tariffs and higher customer acquisition costs for us, which would adversely affect our results of operations, financial condition and growth prospects.

Our cellular businesses face intense competition from China Mobile.  China Mobile is the largest cellular operator in China and in our cellular service areas and has competitive advantages over us in customer base, overall network coverage and quality, financial resources, network management, technical expertise and brand recognition.  We are experiencing intense competition from China Mobile in many of our cellular service areas, and such competition may continue and further intensify.  In particular, continued price competition between China Mobile and us in many service areas has accelerated the decline of the average revenue per user per month, or ARPU, of our cellular services, and adversely affected our profitability.

In addition, our cellular services also compete with the local wireless telecommunications services of China Telecom and China Netcom, known as “Little Smart” services, that are based on their fixed line networks and primarily utilize the personal handyphone system, or PHS, technology.  They are offered as extensions of fixed line services and, with such features as calling-party-pays arrangements, carry significantly lower tariffs than cellular services.  The “Little Smart” services were previously offered primarily in small- to medium-sized cities, but have been introduced in most major cities nationwide in 2003.  According to public reports, these services have attracted over 40 million users in China and their subscriber base is continuing to grow quickly.

Increased competition from the cellular services of China Mobile and the “Little Smart” services of China Telecom and China Netcom may lead to slower subscriber growth, lower usage of our services, continued price pressure and higher costs of customer acquisition, which would adversely affect our results of operations, financial condition and growth prospects.

Our CDMA services may fail to gain sufficient market share.

We launched our CDMA services in January 2002 and introduced CDMA 1X wireless data services in March 2003.  Prior to the introduction of our CDMA services, digital cellular services in China were mostly based on the global system for mobile communications, or GSM, technology.  The majority of cellular subscribers in China today continues to be GSM subscribers.  CDMA cellular services compete with GSM services for cellular subscribers, who may be reluctant to switch to CDMA cellular services because of the need to obtain a new CDMA handset and phone number.  As of March 31, 2004, the total number of our CDMA subscribers has reached 21.62 million in our service areas. Nevertheless, CDMA technology and services have yet to gain broader market acceptance in China.  In addition, as Unicom Group only began to construct CDMA networks in 2001, the present coverage of CDMA networks may not be as extensive in some areas as the coverage of existing GSM networks, including those of our competitor, China Mobile.  CDMA services are also perceived to have limitations in international roaming due to the lack of CDMA networks in many countries.

Whether our CDMA services can gain broader market acceptance will continue to be subject to a number of uncertainties, including:

•                                          whether we can attract quality CDMA cellular subscribers in sufficient numbers,

•                                          whether the high-speed CDMA 1X wireless data services can attract sufficient targeted customers,

•                                          whether we can effectively promote our CDMA services and successfully execute our strategy of promoting the service as “enterprise, infotainment, health-conscious and trendy” services to mid- to high-end cellular subscribers,

•                                          whether we can successfully market a sufficient quantity and variety of high-quality CMDA handsets through our sales channels, and

•                                          whether we can further improve the coverage of the CDMA networks in certain service areas to provide quality services necessary to attract our targeted customers.

As a result of these uncertainties, the growth and profitability of our CDMA cellular services and our overall business results of operation and financial condition, may be adversely affected.

The development of our CDMA and GSM services may not be coordinated effectively.

The majority of our current cellular services users subscribe to cellular services based on the GSM standard.  We mainly target our new CDMA service offerings to mid- to high-end cellular subscribers.  At the same time, our GSM cellular services primarily target the mass market.  To the extent the development of the two services is not effectively coordinated, our CDMA cellular services may compete with our GSM services for subscribers.  In 2003, a majority of our CDMA subscribers were subscribers to the GSM cellular services of our main competitor, new users of cellular services or subscribers who subscribed to our CDMA services in addition to their GSM services, but some of our CDMA subscribers were subscribers of our GSM services.  In addition, the CDMA business may also compete for our financial, management, human and other resources otherwise allocated to our GSM cellular services.  If the development of our CDMA and GSM services is not coordinated effectively or we cannot obtain adequate resources for both our GSM and CDMA cellular services, the growth and profitability of these businesses and our results of operations, financial condition and growth prospects may be adversely affected.

Our churn rates have been increasing.

In accordance with the industry trend, the churn rates of our GSM and CDMA cellular businesses have been increasing.  In 2003, the churn rate of our GSM cellular services increased to 29.1% from 14.6% in 2002, and the churn rate of our CDMA cellular services reached 11.52% after its introduction in 2002.  The increase in the churn rate of our GSM services was mainly due to the following factors:

•                                          with the revocation of one-time connection fees and the decline in prices for SIM cards, cellular subscribers’ cost of switching networks has been lowered;

•                                          due to high competition from “Little Smart” services in the mass market, cellular operators have responded by lowering prices for cellular services, resulting in the frequent switching of networks by cost-sensitive subscribers; and

•                                          as pre-paid services grew, the frequency of changes in phone numbers by the same customer increased, which contributed to the churn rate.

The increase in the churn rate of our CDMA cellular services was primarily due to the following factors:

•                                          the termination of CDMA services by some CDMA subscribers at the end of their contract periods under the CDMA handset rental programs we began in 2002;

•                                          the introduction of pre-paid CDMA services, which are characterized by a higher churn rate than post-paid services, led to an increase in the proportion of pre-paid services subscribers; and

•                                          the increase in the proportion of cost-sensitive subscribers among new subscribers as a result of continuing expansion of our CDMA cellular services in the mass market.

Increased churn rate may adversely affect our market share and increase our costs of additional customer acquisitions and bad debt, which would adversely affect our results of operations, financial condition and growth prospects.

In order to accelerate the growth of our CDMA business, we offered CDMA handset promotional packages, which increased our operating expenses in the short-term and may adversely affect our profitability.

In order to accelerate the development of the CDMA business and subscriber growth during the product introduction period, we began to offer certain CDMA handset promotional packages in the second half of 2002.  Under those arrangements, CDMA handsets were provided to the subscribers for their use at no additional cost to them during the specified contract periods as long as such subscribers agreed to incur a minimum amount of service fees during the contract period.  The cost of the handsets provided to subscribers under these contractual arrangements, treated as deferred customer acquisition costs, were deferred, to the extent recoverable, and amortized over the contractual periods to match with minimum contract revenue.  As of December 31, 2003, amortization of such deferred customer acquisition costs amounted to approximately RMB5,837 million and the carrying amount of such costs amounted to RMB4,447 million for our wholly-owned operating subsidiaries, China Unicom Corporation Limited, or CUCL, Unicom New Century and Unicom New World.  These promotional packages tend to increase our operating expenses and require us to maintain an inventory of CDMA handsets with the associated inventory risk.  In addition, some of those subscribers terminated our CDMA services at the end of their contractual periods and therefore increased our churn rate.  While we significantly reduced the use of such arrangements in 2003 and have decreased the carrying amount of the deferred customer acquisition costs substantially, the carrying amount of such costs remain significant.  As of March 31, 2004, the carrying amount of such costs amounted to RMB3,487 million for CUCL, Unicom New Century and Unicom New World.  As a result, although the use of these CDMA promotional packages has accelerated the growth of our CDMA business, they may adversely affect the profitability of our CDMA business and our overall results of operations.

Our long distance, data and Internet businesses remain relatively small comparing to the fixed line operators, and competition from China Telecom and China Netcom may adversely affect our growth and profitability in these businesses.

The fixed line operators of China Telecom and China Netcom currently hold a dominant market position in the public switched long distance telephony and data services markets in China in their respective service areas.  They are also the dominant providers of Internet protocol telephony, or IP telephony, and Internet access services in China.  China Telecom and China Netcom have competitive advantages over us in customer base, financial resources, network coverage and “last-mile” access.  The growth of our long distance, data and Internet businesses has been hindered by our lack of licenses to operate local telephony networks.  Competition from China Telecom and China Netcom may continue to adversely affect the growth and profitability of our long distance, data and Internet businesses and consequently our overall results of operations, financial condition and growth prospects.

Failure or inability to continue to expand and upgrade our networks timely and effectively and changes in telecommunications technology and technological standards could hinder our growth.

The growth of our businesses depends on whether we are able to continue to expand the coverage and capacity of our networks, to upgrade the technology and to improve the quality of our networks in a timely and effective manner.  Rapid growth of our cellular subscribers in some of our cellular service areas had in the past resulted in our reaching or exceeding our existing network capacity, which limited our subscriber growth in those areas.  The ability to attract corporate customers for our long distance, data and Internet services often depends on our ability to construct metropolitan area networks and local access networks connecting these customers and their offices with our nationwide networks.  We also need to continue to improve the quality of our existing networks in order to enhance the quality of our services.

In addition, the telecommunications industry in China and elsewhere in the world is subject to rapid and significant changes in technology and technological standards.  Such changes may render our networks and systems obsolete or inadequate.  As a result of such changes, we may need to make significant changes to existing networks and infrastructure or build new networks, which may require substantial capital expenditures.

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

Difficulties we may encounter in expanding and upgrading our networks, if not adequately resolved on a timely basis, could adversely affect our competitive position, results of operations, financial condition and growth prospects.

Obstacles in interconnection with networks of other operators could jeopardize our operations.

The effective provision of our cellular, long distance telephony and other services requires the interconnection between our networks and the networks of China Telecom, China Netcom, China Mobile and other operators.  Any obstacles in existing interconnection arrangements or any significant change of their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that can seriously jeopardize our operations and adversely affect our growth and profitability.  Difficulties in the execution of new interconnection arrangements on a timely basis and on acceptable terms, including the inability to promptly establish additional interconnection links or increase interconnection bandwidths as required, could also adversely affect our operations, growth and profitability.

Unicom Group, as our controlling shareholder, can exert influence on us and cause us to make decisions that may not always be in the best interests of our other shareholders.

Unicom Group indirectly controls an aggregate of 77.42% of our issued share capital.  As our controlling shareholder, it is able to influence our major business decisions through its control of our board of directors.  The interests of Unicom Group as our controlling shareholder could conflict with the interests of the other holders of our shares and ADSs.  Some of our executive directors and executive officers also serve as directors or executive officers of Unicom Group.  In addition, our operations depend on a number of services provided by Unicom Group.  It leases to us, on an exclusive basis, capacity on the CDMA network located in our cellular service areas, provides us with access to international gateways, supplies us with SIM cards and calling cards and provides equipment procurement services to us.  In addition, Unicom Group and we provide a number of services to each other, including interconnection and roaming services, sales agency and collection services, customer services and provision of premises.  See “Relationship with Unicom Group” under Item 7 of this annual report.  The interests of Unicom Group and our interests in these transactions may differ and Unicom Group may cause us to make decisions that conflict with the interests of our other shareholders.

The internal reorganization of Unicom Group for the A Share offering has created a two-step voting mechanism that will require the approval of the minority shareholders of both our Company and the A Share Company for significant connected transactions between us and Unicom Group.

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

Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability.

Although we have gradually reduced our capital expenditure in recent years, we continue to have a reasonable level of capital expenditure requirements.  We expect to require approximately RMB19.35 billion for capital expenditure in 2004.  As of December 31, 2003, the sum of our long-term and short-term interest bearing debt exceeded the amount of our cash, cash equivalents and short-term bank deposits by RMB44.25 billion.  See “Liquidity and Capital Resources - Capital Expenditures” under Item 5.  In the future we may be unable to obtain the necessary financing on a timely basis and on acceptable terms, and our failure to do so may adversely affect our financial position, competitive position, growth and profitability.  Our ability to obtain acceptable financing at any time may depend on a number of factors, including:

•                                          our financial condition and results of operations,

•                                          the condition of the economy and the telecommunications industry in China,

•                                          conditions in relevant financial markets in China and elsewhere in the world, and

•                                          our ability to obtain any required government approvals for our market financings.

Fluctuations in the value of the Renminbi could adversely affect our share price and profitability and changes in the interest rate could adversely affect our cost of financing.

Substantially all of our revenues and operating expenses are denominated in Renminbi, while a portion of our borrowings, equipment purchases and other capital expenditures are denominated in foreign currencies.  Although the exchange rate between Renminbi and US dollars has been stable, the exchange rate of the Renminbi may become volatile against the US dollar or other currencies in the future.  Fluctuations of the Renminbi could adversely affect the value in foreign currency terms of cash flow generated from our operations or any dividends payable on our shares and ADSs, and therefore the price of our shares and ADSs.  Any future Renminbi devaluations could also increase our equipment acquisition costs and operating expenses or lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities, thereby adversely affecting our profitability.

Most of our bank loans are borrowed from domestic banks at interest rates that vary in accordance with the standard guidance interest rates announced by relevant Chinese government authorities.  In addition, we entered into a US$700 million term loan facility with 13 financial institutions in September 2003, with variable interest rates based on the US$ LIBOR.  As a result, a significant increase in interest rates would increase our cost of new debt and the interest cost of our outstanding borrowings, which could have a material adverse effect on our financial position.

Our doubtful debt ratio may continue to increase.

China has yet to develop an effective credit control system, and with more intense competition in the market, our doubtful debt ratio for cellular services in our service areas, calculated as the amount of provision for doubtful debt divided by revenue from cellular services, has been showing an increasing trend.  As of December 31, 2003, such ratio is 2.9%, compared to 2.7% in 2002 and 2.0% in 2001.  If the ratio continues to increase, our results of operations and financial condition could be adversely affected.

Risks Relating to the Overall Telecommunications Industry in China

New regulations or regulatory changes relating to telecommunications tariffs and other matters may adversely affect our results of operations.

The Chinese government currently regulates many aspects of the telecommunications industry in China.  Deregulation of the telecommunications industry or changes in regulations and policies and uncertainties with respect to their implementation, including any regulatory measures relating to calling-party-pays arrangements or other tariff adjustments, fulfillment of telecommunications service providers’ universal service obligations and the associated expenses, usage of numbers or frequency resources and the associated fees, or standards of interconnection settlement, could significantly affect our results of operations, financial condition and growth prospects.  For example, in 2001 the government deregulated the tariffs for IP telephony services, leading to significant tariff decline for international long distance telephony services via IP telephony.  Further, the “Little Smart” services of China Telecom and China Netcom, which were previously offered primarily in small- to medium-sized cities, have been introduced in major cities nationwide.  If the Chinese government deregulates or reduces state tariff rates applicable to some of our services or modifies other regulations of the telecommunications industry in China, our results of operations and financial condition could be adversely affected.

The telecommunications sector in China may not sustain its pace of rapid growth, which may adversely affect the growth and profitability of our business.

The telecommunications industry in China has experienced rapid growth in the last several years, especially in the cellular communications sector.  The total number of cellular subscribers in China increased from 43.2 million at the end of 1999 to 268.69 million by December 31, 2003, representing a compound annual growth rate of 57.8%.  Cellular penetration increased from 3.0% to 20.9% nationwide during the same period.  The rapid rate of growth in cellular subscribers may slow down as cellular penetration continues to increase in our cellular service areas.  In addition, average revenue per user per month, or ARPU, for the cellular communications market in China continues to decline.  For example, ARPU of our GSM subscribers declined from RMB67.3 in 2002 to RMB56.7 in 2003.  Any slow-down in the growth in China’s telecommunications sector may adversely affect the growth and profitability of our business.

New entrants in the telecommunications industry in China may further intensify industry competition and adversely affect our results of operations.

Since mid-1990s, the Chinese government has taken various measures, including licensing more providers of telecommunications services, to encourage competition in the telecommunications industry.  Currently, the Chinese telecommunications market has six basic telecommunications service providers – China Telecom, China Mobile, China Netcom, China Satellite Communications Corporation, or China Satcom, China Railway Communications Co., Ltd., or China Railcom, and our company – and thousands of value-added service providers.  In addition, the government may grant additional telecommunications service licenses in the future, including additional licenses to provide cellular services.

After its accession to the World Trade Organization, or WTO, in December 2001, China promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, implementing its commitments to the WTO.  Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in China to foreign operators.  When the government licenses additional telecommunications service providers in the future, licensees may include operators with foreign investment.  Foreign-invested operators entering into China’s telecommunications market may have competitive advantages over us in financial resources, network management and technical expertise.

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

Other Risks

If the Chinese government revises the current regulations that allow a foreign investment enterprise to pay foreign exchange in current account transactions, our subsidiaries’ ability to satisfy their foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted.

The ability of our wholly-owned operating subsidiaries, CUCL, Unicom New Century and Unicom New World, to satisfy their foreign exchange obligations and to pay dividends to us depends on existing and future foreign exchange regulations in China.  The Renminbi is currently convertible by foreign investment enterprises in China to settle transactions under the current account, which include trade and service related foreign exchange transactions and payments of dividends and interest on foreign loans.  Renminbi currently cannot be freely converted without regulatory approval for transactions under the capital account, which include outbound foreign investment and principal payments on foreign loans.  CUCL, Unicom New

Century and Unicom New World, which hold substantially all of our assets and through which we conduct substantially all of our business, are foreign investment enterprises in China.  This status allows them to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange.  However, the relevant Chinese government authorities may in the future impose limitation on the ability of foreign investment enterprises to purchase foreign exchange to satisfy their foreign exchange obligations or to pay dividends in the future.  In that event, our subsidiaries’ ability to satisfy their foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted.

Uncertainties in the Chinese legal system could limit the legal protections available to us and to foreign investors.

Our wholly-owned operating subsidiaries, CUCL, Unicom New Century and Unicom New World, are organized under the laws of China and are generally subject to laws and regulations applicable to foreign investment enterprises in China.  The Chinese legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value.  Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.  However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws and regulations involves uncertainties.  Therefore, the Chinese legal system may not afford the same legal protection available to investors in the United States or elsewhere.

Any future outbreak of severe acute respiratory syndrome or similar illnesses in various parts of mainland China, Hong Kong and elsewhere may have a material adverse effect on our business and prospects.

From November 2002 to mid-2003, mainland China, Hong Kong and certain other countries, largely in Asia, experienced an outbreak of a new and highly contagious form of atypical pneumonia, now known as severe acute respiratory syndrome, or SARS.  This outbreak resulted in significant disruption to the lifestyles of the affected population and business and economic activity generally in the affected areas during its peak in 2003.  Areas in mainland China that were affected include areas where we have substantial business and management operations.  On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained.  However, new SARS cases were reported in certain areas of China since then.  We cannot predict at this time whether the situation may again deteriorate or the extent of its effect on our business and operations.  We cannot assure you that any new outbreak of SARS or SARS-like illnesses will not significantly disrupt our staffing or otherwise generally disrupt our operations, result in higher operating expenses for us, severely restrict the level of economic activity generally, or otherwise adversely affect our services and usage levels of our services in affected areas, all of which may result in a material adverse effect on our business and prospects.

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

Since then, the Chinese government has approved Jitong Network Communications Company Limited, or Jitong, and China Netcom Corporation Ltd., or CNCL, to provide IP telephony, Internet and data services.  It has also approved China Railcom to provide most telecommunications services other than cellular services.

In 1999, the State Council approved a plan to restructure the former China Telecom along four business lines: fixed line, cellular, paging and satellite communications.  As a result of the restructuring, China Telecom retained the fixed line, data and Internet businesses, while China Mobile assumed the cellular business previously operated by China Telecom.  In 2002, the Chinese government further separated China Telecom into two companies, with the southern company retaining the name of China Telecom and assets and businesses in 21 provinces in southern and western China and the northern company retaining assets and businesses in 10 provinces in northern China and merging with CNCL and Jitong to form China Netcom.  As a result of the Chinese government’s efforts to introduce competition in the telecommunications industry, there is currently more than one service provider in most of the sectors within the telecommunications industry.  See “Competition” under Item 4.

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

China-China-Foreign Arrangements of Unicom Group

Following its formation, Unicom Group commenced cooperation with foreign companies to develop its nationwide cellular network.  A financing structure widely known as China-China-Foreign, or CCF arrangements, was developed and used by Unicom Group and its foreign partners.  Under a typical CCF structure, the foreign partner first established a joint venture with a Chinese enterprise.  The joint venture then provided financing and technical support to a project of Unicom Group through a project cooperation contract.  In return, the joint venture obtained the right to receive a percentage of the cash flow generated by the project for a fixed number of years.  Altogether, Unicom Group adopted this CCF structure for more than 40 projects in a number of provinces and municipalities.

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

The Restructuring of Unicom Group and Our Initial Public Offering in 2000

We are a company limited by shares incorporated under the Companies Ordinance of Hong Kong on February 8, 2000.  Our registered office and principle executive offices are located at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (telephone number: 852-2126-2018).

Under a reorganization agreement, dated April 21, 2000, between Unicom Group and CUCL, Unicom Group transferred to CUCL all of its assets, rights and liabilities in connection with the following telecommunications businesses:

•                                          its cellular businesses in 12 provinces and municipalities, including Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Hebei, Hubei and Anhui provinces and Beijing, Shanghai and Tianjin municipalities,

•                                          its 99.67% shareholding interest in Guoxin Paging,

•                                          its nationwide long distance telephony business, including its IP telephony business, and

•                                          its nationwide data and Internet businesses.

Under an equity transfer agreement, dated April 21, 2000, among us, Unicom Group, China Unicom (Hong Kong) Group Limited and China Unicom (BVI) Limited, or Unicom BVI, Unicom Group transferred to us its 100% equity interest in CUCL, which became our wholly-owned operating subsidiary in China.  In return, we issued 9,725 million shares to Unicom BVI, then an indirect wholly-owned subsidiary of Unicom Group.

We subsequently purchased the remaining 0.33% interest in Guoxin Paging from its minority shareholders, raising our ownership interest in Guoxin Paging to 100%.

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

After the IPO of the A Share Company, the A Share Company transferred all of its net offering proceeds to Unicom Group in return for an additional 22.84% equity interest in Unicom BVI.  Unicom Group currently holds a 74.60% equity interest in the A Share Company.  The A Share Company in turn holds 73.84% of the total equity interest in Unicom BVI, with the remaining 26.16% held directly by Unicom Group.  Unicom BVI continues to hold 77.42% of our outstanding shares and Unicom Group remains our ultimate controlling shareholder.  See also “Acquisition of Unicom New World and the Sale of Guoxin Paging” below for the current shareholding structure of our company.

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

The initial agreement will constitute a connected transaction of the A Share Company and, if certain thresholds are met, will require the approval of the public or independent shareholders of the A Share Company under the rules of the Shanghai Stock Exchange.  The further agreement would be entered into by the A Share Company or Unicom BVI and us or our subsidiaries, and would provide for the transfer of all rights and obligations of the A Share Company or Unicom BVI under the initial agreement to us or our subsidiaries.  The further agreement will constitute a connected transaction of our company and, if certain thresholds are met, will require the approval of our public or independent shareholders under the Listing Rules of the Hong Kong Stock Exchange.  This two-step structure will be used in all future connected transactions between us and Unicom Group and will effectively require the separate approvals of the public or independent shareholders both of our company and of the A Share Company for such connected transactions.

Restructuring and Acquisition of Unicom New Century

On December 31, 2002, in accordance with the two-step approach outlined above, we successfully completed the acquisition from Unicom Group of Unicom New Century, which holds cellular telecommunications businesses (including GSM assets and businesses and CDMA businesses) in the following nine provinces, autonomous regions and municipalities in China:  Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan provinces, Guangxi Zhuang Autonomous Region, Xinjiang Uygur Autonomous Region and Chongqing municipality.  The total purchase price was HK$4,523,181,304 (approximately RMB4.8 billion), payable in cash.

Acquisition of Unicom New World and the Sale of Guoxin Paging

On December 31, 2003, we successfully completed the acquisition from Unicom Group of Unicom New World, which holds cellular telecommunications businesses (including GSM assets and businesses and CDMA businesses) in the following nine provinces and autonomous regions in China: Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Xizang autonomous regions.  The total purchase price was HK$3,014,886,000 (approximately RMB3.2 billion), payable in cash.  On the same date, we also completed the sale of the entire equity interests of Guoxin Paging to Unicom Group for a total sale price of HK$2,590,917,656 (approximately RMB2.75 billion), and such proceeds were applied to our general working capital.  Both the acquisition of Unicom New World and the sale of Guoxin Paging were completed in accordance with the two-step approach outlined above.

Set forth below is our shareholding structure and principal operating subsidiaries after the completion of the acquisition of Unicom New World and sale of Guoxin Paging.

Our Relationship with Unicom Group

Unicom Group continues to own and manage the international gateways that provide international connections to our long distance network.  Unicom Group also continues to operate the following telecommunications networks:

•                                          its cellular networks in Guizhou province,

•                                          its local telephony networks in Chengdu, Chongqing and Tianjin municipalities,

•                                          the satellite transmission networks operated through Unisat, and

•                                          the paging networks operated through Unicom Paging and Guoxin Paging.

Unicom Group holds the licenses required for our telecommunications businesses and we derive our rights to operate our businesses from our status as a majority owned subsidiary of Unicom Group.  Under the respective reorganization agreements entered into by CUCL, Unicom New Century and Unicom New World with Unicom Group referred to above, Unicom Group undertook to hold and maintain all licenses received from the MII in connection with our businesses solely for our benefit during the term of the licenses and at no cost to us.  In addition, Unicom Group undertook to take all actions necessary to obtain and maintain for our benefit such governmental licenses or approvals as we shall require to continue to operate our businesses.  Unicom Group also agreed not to engage in any business which competes with our businesses except for the then-existing competing businesses of Unicom Group and to grant us a right of first refusal in relation to any government authorization, license or permit, or other business opportunity to develop any new telecommunications technology, product or service.  Finally, Unicom Group also gave us an undertaking not to seek an overseas listing for any of its businesses or the businesses of its subsidiaries in which we are engaged or may engage in the future, except through us.

In connection with the restructuring of Unicom Group and the acquisitions of Unicom New Century and Unicom New World, we entered into a number of agreements with Unicom Group pursuant to the two-step process described in “Further Restructuring of Unicom Group and the Initial Public Offering of A Shares” above.  These include arrangements for interconnection and roaming services between the telecommunications networks owned by us and Unicom Group and for the provision or sharing of telecommunications and ancillary services and facilities between us and Unicom Group.  Unicom Group also retains its interests in its other subsidiaries that provide ancillary services to us, including the procurement of telecommunications equipment and the supply of SIM cards and calling cards.  See “B. Related Party Transactions” under Item 7.

Unicom Group has constructed nationwide cellular networks based on CDMA technology. The first phase of the construction was completed at the end of 2001.  We entered into lease agreements with Unicom Group to lease a portion of the network capacity and began to offer CDMA cellular services on an exclusive basis in our cellular service areas in early 2002.  In March 2003, Unicom Group substantially completed the second phase of the CDMA network construction, which included the upgrade of the network to CDMA 1X technology.  Wireless data services that utilize CDMA 1X technology have been introduced throughout our service areas.  Unicom Group operates its CDMA networks outside of our cellular service areas, in Guizhou province.  We also have an option to acquire the CDMA networks from Unicom Group.  See “B. Related Party Transactions – Leasing of CDMA Network Capacity – Lease of CDMA Network Capacity” under Item 7.

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources - Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous three years and those planned for 2004.  We have not undertaken any significant divestitures.

B.                                    Business Overview

General

We are an integrated telecommunications operator in China, offering a wide range of telecommunications services, including cellular, international and domestic long distance, data, Internet and, until December 31, 2003, paging services all of which are based on our advanced, uniform nationwide network system.

Prior to the acquisition of Unicom New Century on December 31, 2002, we offered cellular communications services based on both GSM and CDMA technologies in 12 provinces and municipalities in China through our wholly-owned operating subsidiary CUCL.  After the acquisition of Unicom New Century and until our acquisition of Unicom New World on December 31, 2003, our cellular service area encompassed a total of 21 provinces, autonomous regions and municipalities.   See “A.  History and Development of the Company – Restructuring and Acquisition of Unicom New Century” above.  After the acquisition of Unicom New World, our cellular service area encompassed a total of 30 provinces, autonomous regions and municipalities (i.e., all provinces, autonomous regions and municipalities in China except for Guizhou province).   See “A.  History and Development of the Company – Acquisition of Unicom New World and the Sale of Guoxin Paging” above and “Cellular Services – Cellular Services of Unicom New World and of the Combined Group” below under this Item 4.

We and China Mobile are the two cellular service providers in our cellular service areas.  We had a total of 63.92 million GSM cellular subscribers in the cellular service areas of CUCL and Unicom New Century at the end of 2003, representing a 19.54% increase from 53.47 million subscribers at the end of 2002.  Our GSM cellular business is our largest business, having contributed 60.9% of our total operating revenue in the year ended December 31, 2003.  We began to offer CDMA services in January 2002 and had approximately 16.91 million subscribers in the cellular service areas of CUCL and Unicom New Century as of December 31, 2003.  During 2003, we increased our market share from 33.1% to 34.6% in the cellular service areas of CUCL and Unicom New Century, attracting approximately 39.3% of net subscriber additions in those service areas.

We provide traditional public switched and IP telephony international and domestic long distance, data and Internet services nationwide in China.  All of these services were launched in 2000, with the exception of our IP telephony long distance service, which was launched in 1999.  These businesses currently represent a relatively small portion of our overall business, but are growing in absolute terms and relative to the market.  Our long distance, data and Internet businesses contributed 8.4% of our total operating revenue in 2003, compared to 13.7% in 2002.

Outgoing public switched and IP telephony long distance calls totaled 8.44 billion and 11.39 billion minutes, respectively, in 2003, compared to 6.37 billion and 6.88 billion minutes, respectively, in 2002.  Our market share increased from approximately 11.6% in 2002 to 14.0% in terms of total outgoing long distance call minutes in 2003.  Our incoming international long distance calls (including incoming calls from Hong Kong, Macau and Taiwan) totaled 1.91 billion minutes in 2003, up from 1.47 billion minutes in 2002.

Our data and Internet business expanded rapidly in 2003.  Total leased bandwidth of our data services increased from 1466x2 Mbps in 2002 to 7194x2 Mbps in 2003, and our Internet subscribers reached 12.43 million from 7.29 million in 2002.

Our fiber optic transmission network continued to expand in 2003.  As of December 31, 2003, the total cable length of our transmission network reached 569,000 km, including 115,000 km for our backbone transmission network, representing an increase of 17.1% and 4.7%, respectively, from the end of 2002.

Recent Developments

As of March 31, 2004, the total number of our GSM subscribers in all of our cellular service areas, including those of CUCL, Unicom New Century and Unicom New World, has increased to 75.67 million, including 40.03 million post-paid subscribers and 35.64 million pre-paid subscribers.  As of March 31, 2004, we also had a total of 21.62 million subscribers to our CDMA services.  Average minutes of usage, or MOU, for GSM services in the combined service areas of CUCL, Unicom New Century and Unicom New World were 186.5 minutes for the three months ended March 31, 2004.  Average MOU for CDMA services in the combined service areas of CUCL, Unicom New Century and Unicom New World were 295.2 minutes for the three months ended March 31, 2004.  ARPU for GSM services in the combined service areas of CUCL, Unicom New Century and Unicom New World was RMB53 for the three months ended March 31, 2004.  ARPU for CDMA services in the combined service areas of CUCL, Unicom New Century and Unicom New World was RMB93.7 for the three months ended March 31, 2004.

For the three months ended March 31, 2004, outgoing public switched long distance calls totaled 2.281 billion minutes, including 2.248 billion minutes of domestic long distance calls and 0.034 billion minutes of international long distance calls (including calls to Hong Kong, Macau and Taiwan).  Outgoing IP telephony long distance calls totaled 3.072 billion minutes for the first three months of 2004, including 3.042 billion minutes of domestic long distance calls and 0.031 billion minutes of international long distance calls (including calls to Hong Kong, Macau and Taiwan).  As of March 31, 2004, our Internet subscribers reached 12.82 million.

Cellular Services

Our cellular business is our largest business, with our GSM and CDMA businesses together having contributed 88.4% of our total operating revenue in 2003.  Prior to the acquisition of Unicom New World, we offered cellular services in Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan provinces, Guangxi Zhuang Autonomous Region, Xinjiang Uygur Autonomous Region and Beijing, Shanghai, Tianjin and Chongqing municipalities.  These cellular service areas hosted approximately 30.1% of China’s total cellular subscriber population at the end of 2003 and are economically more developed and generally more prosperous than other areas in China.  After the acquisition of Unicom New World, effective on December 31, 2003, our cellular service areas expanded to include Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Xizang autonomous regions.  These areas hosted approximately 34.1% of China’s total cellular subscriber population at the end of 2003.  See “A. History and Development of the Company –Acquisition of Unicom New World and the Sale of Guoxin Paging” above and “– Cellular Services – Cellular Services of Unicom New World and of the Combined Group” below under this Item 4.

We offer both GSM and CDMA cellular services.  We began to offer GSM cellular services in 1995 and currently most of our existing cellular users subscribe to our GSM cellular services.  We began to offer CDMA cellular services in January 2002.  After a trial period of three months, we launched our CDMA services in April 2002.  In August 2003, we introduced pre-paid CDMA services, which are currently provided in 17 cellular service areas.  With such advantages as better voice quality, better security, lower handset radio transmitting power and, in the case of CDMA 1X services, high data transmission rates, we have positioned our CDMA services as “enterprise, infotainment, health-conscious and trendy” services.  We have positioned our GSM services as “price-sensitive and mass market” services.  We also offer GSM international roaming services in conjunction with 165 operators in 80 countries and regions and CDMA international roaming services in conjunction with 15 operators in 10 countries and regions.

We also offer SMS and a number of other value-added services to our cellular subscribers, including CDMA 1X wireless data services and GSM wireless data services under the service brand of “U-Max” and sub-brand of “Uni-Info”.

In 2003, our market share in the cellular service areas of CUCL and Unicom New Century continued to grow, from 33.1% in 2002 to 34.6% in 2003.  The continued growth is due to the following reasons:

•                                          the expansion of our network service areas, improvements in service quality and network quality,

•                                          continued introduction of new technologies and new services, and

•                                          effective marketing strategies.

GSM Cellular Services

We centrally plan and oversee our provincial GSM cellular businesses, which are operated by provincial branches of our operating subsidiaries, CUCL, Unicom New Century and, after December 31, 2003, Unicom New World.  We centrally manage the key aspects of network construction such as network planning and design and selection of major equipment.  We also centrally devise the overall business strategies to be carried out by the provincial operating branches.

We have enhanced the quality of our GSM networks through optimization and improved network management. Our GSM cellular networks reach all cities, county centers, major highways and railways in our cellular service areas.  We continue to selectively deploy GSM systems that operate in the 1800 MHz frequency band in high-density population centers to supplement our GSM networks operating in the 900 MHz frequency band.  In 2003, we focused on ensuring the operational security and stability of our GSM networks, and will continue to manage our GSM networks to support the development of our various cellular services.

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

We and Unicom Group provide pre-paid services under the service brand of “Ru Yi Tong”.  These services are generally supported by intelligent networks built by us.  The intelligent networks enable us to offer nationwide roaming services and monitor in real time the account balance of pre-paid subscribers.  We also offer pre-paid services in some service areas that are based on the local billing systems and use local service brands.

Subscribers and Usage

The following table sets forth selected historical information about our GSM cellular operations and our subscriber base for the periods indicated.

	CUCL and Unicom New Century only, as of or for the year ended December 31,			Unicom New World only, as of or for the year ended December 31,	CUCL, Unicom New Century and Unicom New World, as of or for the three months ended March 31,
	2001 (5)	2002	2003	2003	2004
Number of subscribers (in thousands)	27,033	53,465	63,923	8.647	75,666
Post-paid	16,489	29,718	32,458	7,105	40,031
Pre-paid	10,544	23,747	31,465	1,542	35,635
Estimated market share in our service areas (1)	28.5%	29.8%	27.4%	27.1%	26.4%
Average churn rate (2)	16.3%	15.5%	29.1%	46.9%	7.7%
Average minutes of usage per subscriber per month (3)	161.2	165.49	173.70	204.55	186.5
Average revenue per subscriber per month (in RMB) (4)	86.3	67.34	56.74	58.34	53.0
SMS Volume	1.080	8.495	25.034	2.959	7.845

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

(5)                  CUCL only.

Subscriber Increase:  Our subscriber count continued to grow rapidly.  As of December 31, 2003, the total number of GSM subscribers in the cellular service areas of CUCL and Unicom New Century increased to 63.92 million, including 32.46 million post-paid subscribers and 31.47 million pre-paid subscribers.  Our share of the cellular market in terms of total cellular subscribers in the cellular service areas of CUCL and Unicom New Century was 27.4% as of December 31, 2003.  We attracted 19.4% of the net cellular subscriber additions in those service areas during 2003.  We believe that this growth was attributable to a number of factors, including:

•                                          continued growth of the Chinese cellular telecommunications market, driven by economic growth and reduction in the cost of cellular handsets and services,

•                                          continued improvement in the coverage of our GSM networks,

•                                          flexible marketing, sales and distribution, and

•                                          competitive pricing of our services,

•                                          our continuing focus on customer service.

Pre-paid Subscribers:  The rate of increase in our pre-paid subscribers continues to exceed the rate of increase in our post-paid subscribers.  As of December 31, 2003, we had 31.47 million pre-paid subscribers in the cellular service areas of CUCL and Unicom New Century, representing 49.2% of our total subscriber base, up from 44.4% at the end of 2002.  Pre-paid subscribers represented 73.8% of our net subscriber additions in the cellular service areas of CUCL and Unicom New Century during 2003.

MOU and ARPU:  Our total minutes of usage, or MOU, and average revenue per subscriber per month, or ARPU, were 123.39 billion minutes and RMB56.7, respectively, in 2003.  The average MOU per subscriber per month was 173.7 minutes in 2003, an increase from 165.5 minutes in 2002.  The increase in MOU was attributable to increased tariff competition with our competitor, which resulted in the provision of more free minutes to subscribers.  The decreasing tariffs as a result of such competition also spurred higher usage among subscribers.  Our ARPU continued to decline in 2003 as the cellular penetration in our cellular service areas increased.  The decline in ARPU was attributable to intensified market competition and regional promotional activities that led to a decline in effective tariffs.  Our pre-paid subscribers in general have lower MOUs and ARPUs compared to our post-paid subscribers.  For the year ended December 31, 2003, the average MOU and ARPU were 108.0 minutes and RMB46.0, respectively, for our pre-paid subscribers, compared to 231.8 minutes and RMB66.2, respectively, for our post-paid subscribers.

Churn Rate:  For the year ended December 31, 2003, the churn rate for GSM services in the cellular service areas of CUCL and Unicom New Century increased from 15.5% in 2002 to 29.1%.  Our calculation of churn rate reflects those subscribers who switch to services of other operators and those whose services we disconnect as a result of account inactivity or payment delinquency.  The churn rate also includes those subscribers who switched among our cellular services and, as a result, obtained a new phone number.  For example, the calculation of the churn rate includes those subscribers who switched between our pre-paid and post-paid services and between our GSM and CDMA services.

The increase in the churn rate for GSM services was attributable to the following reasons:

•                                          the revocation of one-time connection fees, which lowered the cost of switching networks for cellular subscribers;

•                                          due to high competition from “Little Smart” services in the low-end user market, cellular operators have responded by lowering prices for cellular services, thereby facilitating the frequent switching of networks by cost-sensitive subscribers; and

•                                          the growth in pre-paid services, which is characterized by frequent changes in phone numbers by the same customer, with each change contributing to the churn rate.

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

Payment Delinquency:  Payment delinquency in general is on the rise due to intensifying competition.  As of December 31, 2003, the doubtful debt ratio for GSM cellular services in the cellular service areas of CUCL and Unicom New Century, calculated as the amount of provision for doubtful debt divided by revenue from GSM cellular services, is 2.8%, compared to 2.9% at the end of 2002 for CUCL.  In some of our cellular service areas we require our post-paid subscribers to deposit service charges and maintain a certain level of account balances with us or with commercial banks that collect service fees for us.  We classify the creditworthiness of our subscribers into various levels and have adopted other credit control measures.  We also closely manage payment delinquencies through confirmation of customer address and other registration information, expansion of collection channels, advance notification of inadequate deposits, close monitoring of call patterns and account balances and prompt termination of services.

Tariffs

Generally we charge our post-paid cellular subscribers the following categories of tariffs:  basic monthly fees, usage charges for both incoming and outgoing calls, roaming charges, long-distance call charges and charges for value-added services.  Pre-paid subscribers do not pay monthly fees but pay higher per-minute usage and roaming charges.

The cellular tariffs are subject to regulation by various government authorities, including the MII, the National Development and Reform Commission and provincial price regulatory authorities.  The following table summarizes the present State guidance tariff rates for post-paid and pre-paid cellular services:

	Post-paid Services	Pre-paid Services
	RMB	RMB
Basic monthly fee	50	0

Basic usage charge (per minute)	0.4	0.6

Domestic roaming charge (per minute)	0.6	0.8

Source:  MII.

Intense competition in our cellular service areas has resulted in tariff discounts and service promotions offered by both us and our main competitor from time to time, which may lower effective tariffs.  These discounts and promotions have taken many forms, including promotional tariff rates, free call minutes, off-peak discounts or discounts for high-usage subscribers and package service plans with fixed monthly fees.  While various features of our package service plans are coordinated on a nationwide basis, the tariff structure of the various plans are determined by our provincial and local branches based on the local competitive environment.  See “Risks Relating to the Overall Telecommunications Industry in China – New regulations or regulatory changes relating to telecommunications tariffs and other matters may adversely affect our results of operations” under Item 3.

We have introduced a number of package service plans in our cellular service areas.  Under these plans, subscribers pay a fixed monthly fee for a specified number of call minutes.  The plans vary in the level of the fixed monthly fee, the number of specified call minutes and the tariff rates for call minutes in excess of the specified call minutes.  The terms of these plans also vary depending on the local markets and generally offer some price discounts to similar plans of our main competitor.  We have also introduced in selected cities promotional plans for certain qualified subscribers, which allow such subscribers to receive incoming calls without incurring per-minute usage charges in exchange for a fixed monthly fee.

In 1997, the Chinese government granted us preferential treatment by allowing us to reduce our tariffs by up to 10% below the State guidance tariff rates.  In the past, this preferential treatment has helped us capture a significant number of cellular subscribers by allowing us to market our cellular services at discounted rates.  As we and our competitor, China Mobile, introduced various package service plans and other promotional programs, the tariff structure has become more complex.  While we continue to maintain tariff levels that are generally lower than those of our main competitor, the more complex tariff structure has, to some extent, made our price advantages less obvious to subscribers compared to previous tariff schemes that were largely based on simple per-minute charges.  In 2003, as we continued to offer package service plans in our service areas, we increased the variety of such plans in order to offer our subscribers more choices and stopped offering service plans that:

•                                          did not include settlement fees,

•                                          permitted unlimited usage,

•                                          were characterized as low usage, and

•                                          were not profitable.

CDMA Cellular Services

Our controlling shareholder, Unicom Group, currently has the exclusive license to offer CDMA cellular services in China.  It has constructed CDMA networks nationwide through its wholly-owned subsidiary, Unicom Horizon.  It completed construction of the initial phase of its CDMA network at the end of 2001.  We, including CUCL, Unicom New Century and Unicom New World, have leased capacity on the network and operate the CDMA network in our cellular service areas.  After a trial period of three months, we formally launched our CDMA services in April 2002.  In March 2003, Unicom Group substantially completed the second phase of the CDMA network construction, which included the upgrade of the network to CDMA 1X technology, and we introduced wireless data services that utilize CDMA 1X technology.  In August 2003, we introduced pre-paid CDMA services, which are currently available in 17 cellular service areas.  Although our CDMA business over all recorded a loss for the year ended December 31, 2003, in the third quarter of 2003, our CDMA business recorded profit for the first time.

Unicom Group’s Construction of CDMA Networks

In May 2001, through Unicom Horizon, Unicom Group awarded supply contracts to a number of foreign and domestic equipment suppliers, and began to build CDMA networks nationwide.  The networks are expected to be expanded in phases.  The number and size of each phase will depend upon actual and forecast CDMA subscriber growth and anticipated capacity requirements.  In the first phase of the construction, which was completed by the end of 2001, the networks achieved a nationwide coverage of approximately 330 cities in China, with a total capacity of 15.81 million subscribers.  The portion of this network within the combined cellular service areas of CUCL, Unicom New Century and Unicom New World has a total capacity of approximately 15.62 million subscribers.

Through a competitive bidding process, Unicom Group was able to obtain highly attractive terms for its CDMA equipment supply contracts.  The construction of the first phase of its CDMA networks utilized to a significant extent the existing GSM infrastructure, such as base stations, switching centers and transmission capacity.

In March 2003, Unicom Group substantially completed the second phase of the CDMA network construction, which included the upgrade of the network to CDMA 1X technology.  The second phase of the construction also added capacity for 20.69 million additional subscribers, bringing the total capacity of the nationwide CDMA networks to approximately 36.50 million subscribers.  The portion of the CDMA networks within the combined cellular service areas of CUCL, Unicom New Century and Unicom New World has a capacity of approximately 20.38 million subscribers.  In addition, the second phase of the construction focused on improving the depth of network coverage, by deepening coverage to the level of almost all of the county-level towns and cities and increasing indoor coverage.

Our Lease of CDMA Networks from Unicom Group

Our wholly-owned operating subsidiary, CUCL, entered into a lease agreement with Unicom Group and its subsidiary Unicom Horizon, dated November 22, 2001, which sets forth the principal terms of the network capacity leasing arrangement between us and Unicom Group.  Unicom New Century and Unicom New World have also entered into lease agreements, dated November 20, 2002 and November 20, 2003, respectively, with Unicom Group and Unicom Horizon on similar terms and conditions.  We lease network capacity from Unicom Group and operate these CDMA networks in our cellular service areas on an exclusive basis and receive all revenue generated from the operation.  We may terminate the lease arrangements upon giving at least six months’ prior notice to Unicom Group.

The term of each lease is for an initial period of one year and may be renewed for further one-year terms at our option.  We leased network capacity in our cellular service areas on a quarterly basis during the first year and, thereafter, will lease network capacity on an annual basis, with the ability to request to (i) lease additional lease capacity for any initial or additional lease term and (ii) reduce lease capacity for any additional lease term.  See “B. Related Party Transactions – Leasing of CDMA Network Capacity – Lease of CDMA Network Capacity” under Item 7. We have leased capacity for 26.05 million, subscribers in the cellular service areas of CUCL, Unicom New Century and Unicom New World, for the first half of 2004.

Under these leasing arrangements, we are required to make quarterly lease payments to Unicom Group for the actual amount of network capacity we lease.  The lease fee is charged on a per line basis and determined so as to enable Unicom Group to recover its total investment in constructing the network in seven years, if the full network capacity is leased, together with a rate of return on its investment of 8%.  To the extent that we have not leased or do not lease in the future the full capacity of the CDMA network in the particular period, we do not have to compensate Unicom Group for unused capacities not leased by us.  The quarterly lease fee for the first phase of the CDMA networks in the cellular service areas of CUCL and Unicom New Century was RMB56.4 per subscriber line leased in 2003.  The quarterly lease fee for the second phase of the CDMA network in our combined cellular service areas is RMB61.5 per subscriber line leased.

In addition to leasing network capacity, we will also have the option, exercisable at any time during the lease period and for an additional year thereafter, but not later than seven years following the commencement of the lease, to purchase the CDMA network in our cellular service areas.  The acquisition price will be negotiated between Unicom Group and us.  It will be based on the determination of an independent asset appraiser in accordance with applicable PRC laws and regulations and take into account the then prevailing market conditions and other factors.  However, the purchase price will not exceed an amount which will, taking into account all lease fee payments made by us to Unicom Horizon and lease fee discounts as a result of delay of delivery, enable Unicom Horizon to recover its total network construction costs, together with an internal rate of return of 8%.  The exercise of the purchase option will be subject to the relevant provisions of the listing rules of the Hong Kong Stock Exchange governing connected transactions, including approvals of our minority shareholders.  Also see “B. Related Party Transactions - Leasing of CDMA Network Capacity - Lease of CDMA Network Capacity” under Item 7.

Services

The CDMA services we offer in our cellular service areas include basic voice and value added services such as call forwarding and voicemail, caller identity display, SMS services and CDMA 1X data services.  In addition to post-paid CDMA services, we launched pre-paid CDMA services under the service brand of “Ru Yi 133” in 17 cellular service areas in August 2003.  The features of our pre-paid and post-paid CDMA services are similar to pre-paid and post-paid GSM services.  See “B. Business Overview – Cellular Services – GSM Cellular Services – Post-paid Services and Pre-paid Services” under this Item 4.  We have begun operations of the CDMA 1X networks in all of the major cities in our cellular service areas.

Subscriber Base

The following table sets forth selected historical information about our CDMA cellular operations and our subscriber base for the periods indicated.

	CUCL and Unicom New Century only, as of or for the year ended December 31,			Unicom New World only, as of or for the year ended December 31,	CUCL, Unicom New Century and Unicom New World, as of or for the three months ended March 31,
	2001(5)	2002	2003	2003	2004
Number of subscribers (in thousands)		6,245	16,910	2,036	21,619
Post-paid	—	6,245	16,046	1,934	20,308
Pre-paid	—	—	864	102	1,311
Estimated market share in our service areas (1)	—	3.5%	7.2%	6.4%	7.5%
Average churn rate (2)	—	0.8%	11.5%	25.9%	2.7%
Average minutes of usage per subscriber per month (3)	—	328.1	337.5	335.4	295.3
Average revenue per subscriber per month (in RMB) (4)	—	172.2	128.4	123.4	93.7
SMS Volume	—	0.516	6.231	0.623	2.664

(1)                  Market share in a given area is determined by dividing the number of our CDMA subscribers in the area by the total number of cellular subscribers in the area.  Source:  Ministry of Information Industry.

(2)                  Average churn rate is the rate of subscriber disconnections from our CDMA cellular network, which we have determined by dividing the sum of voluntary and involuntary deactivations during the period by the average of the number of our CDMA subscribers during the period.

(3)                  Average minutes of usage per subscriber per month is calculated by dividing the total minutes of usage during the period by the average of the number of our CDMA subscribers during the period, and dividing the result by the number of months in the relevant period.

(4)                  Average revenue per subscriber per month, or ARPU, is calculated by dividing the sum of CDMA cellular services revenue during the relevant period by the average of the number of our CDMA subscribers during the period, and dividing the result by the number of months in the period.

(5)                  No CDMA services.

As of December 31, 2003, our total CDMA subscriber base in the cellular service areas of CUCL and Unicom New Century reached 16.91 million, including 16.05 million post-paid subscribers and 0.86 million pre-paid subscribers.  Pre-paid subscribers represented 5.1% of the total number of CDMA subscribers in 2003.  We believe the rapid growth in our CDMA subscriber base was primarily attributable to:

•                                          the advantages of the CDMA technology, including the lower radio transmitting power of CDMA handsets as compared to GSM handsets, better voice quality and enhanced security,

•                                          increased brand awareness,

•                                          our promotions and marketing efforts, which include our handset promotional packages begun in 2002 (the use of which was reduced in 2003), and encouraging the active involvement of our agents in CDMA handset sales in order to facilitate the marketing of our CDMA services, and

•                                          the launch of “U-Max” services in an effort to use CDMA 1X value-added services to facilitate CDMA subscriber growth.

MOU, ARPU and Churn Rate

In 2003, MOU for our CDMA services was 43.70 billion minutes, an increase from 8.278 billion minutes in 2002, and ARPU for our CDMA services was RMB128.4, a decrease from RMB172.2 in 2002.  Average MOU for our CDMA services was 337.5 minutes, 45.6% higher than the average MOU of 231.8 minutes for GSM post-paid services, while our CDMA ARPU was 94.0% higher than the ARPU of RMB66.2 for our post-paid GSM subscribers.  The reasons for the increase in MOU and the decrease in ARPU for our CDMA services in 2003 are similar to the reasons for similar trends in GSM services.  See “B. Business Overview – Cellular Services – GSM Cellular Services – MOU and ARPU” under this Item 4.

The churn rate for our CDMA services is calculated in the same way as the churn rate for our GSM services and was 11.5% in 2003, higher than the 0.8% in 2002, but significantly lower than the 29.1% churn rate for our GSM services.  Loss of CDMA subscribers was primarily attributable to the following reasons:

•                                          increased competition as the focus of growth gradually shifts from new subscribers to increased usage;

•                                          the termination of some CDMA subscribers at the end of their contract periods under the CDMA handset rental programs we began in 2002; and

•                                          the introduction of pre-paid CDMA services, which are characterized by a higher churn rate than post-paid services and led to some subscribers switching from post-paid services to pre-paid services.

Payment Delinquency

As of December 31, 2003, the doubtful debt ratio for CDMA cellular services in the cellular service areas of CUCL and Unicom New Century, calculated as the amount of provision for doubtful debt divided by revenue from CDMA cellular services, is 2.4%, compared to 1.4% in 2002 for CDMA cellular services in the cellular service areas of CUCL.  We have taken various measures to control payment delinquency for our CDMA services, which measures are similar to the ones taken to control payment delinquency for our

GSM services.  See “B. Business Overview – Cellular Services – GSM Cellular Services – Payment Delinquency” under this Item 4.

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

To accelerate the growth in our CDMA subscriber base, we began offering special handset promotional packages in the second half of 2002.  We and Unicom Group purchased CDMA handsets directly from several suppliers, or through Unicom Guomai Communications Co., Ltd., (or Guomai, a company listed on the Shanghai Stock Exchange which was an indirect, non-wholly-owned subsidiary of our company prior to our sale of Guoxin Paging to Unicom Group).  Under the handset promotional packages, CDMA mobile handsets purchased by us from handset suppliers were given to certain CDMA subscribers for their use at no additional cost during specified contract periods, ranging from 6 months to 2 years. In return, subscribers were required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts, they will not need to repay the remaining costs of the CDMA handsets. To secure contract performance, these subscribers were also required to (1) prepay certain non-refundable amounts of service fees or deposits, (2) maintain a bank deposit in designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate us for any loss in the event of the subscribers’ non-performance of contract obligations.

Due to the high cost of the handset promotional packages, we stopped the use of such packages in the second half of 2003, and concentrated on alternative promotional programs to develop our CDMA services.  We focused on expanding the distribution network for our CDMA services by significantly increasing the number of sales agents.  We also launched several marketing campaigns in the second half of 2003, which included increased advertising for our CDMA services, promotion of various customized package service plans that gave subscribers more choices, and promotion of our CDMA 1X value-added services.

See “Risk Factors - Risks Relating to Our Business - Our new CDMA services may fail to gain sufficient market share” under Item 3.

SMS Services

We began to offer SMS services in 2000.  SMS volume has been increasing rapidly.  A total number of 25.03 billion short messages were transmitted by GSM subscribers and 6.23 billion short messages by our CDMA subscribers in the cellular service areas of CUCL and Unicom New Century in 2003.  Our SMS services are offered under a uniform service brand of “Uni-Info” and mainly include the following services: SMS transmission and receipt through handsets, operator-assisted SMS, automated SMS platform, voice SMS, stock quotes, weather, flight information.  We continue to promote the use of SMS as a convenient and cost effective method of business and personal communication.  The SMS platform of our GSM network and the SMS platform of our CDMA network are interconnected with each other and with China Mobile’s GSM network.

Other Value-added Services

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

In March 2003, we launched CDMA 1X wireless data services under the service brand of “U-Max”, with individual services offered under various sub-brands, including “Uni-Info”, “U-Info”, “U-Net”, “U-Mail”, “U-Magic” and “U-Map”, which can enable much higher data transmission rates and more stable connectivity than the GPRS services offered by our main competitor.  “Uni-Info” services are similar to the GSM services offered under the same brand described above.  “U-Info” services allow users to connect to and browse the Internet on their CDMA handsets.  “U-Net” services give personal computer users wireless connection to the Internet using an Internet connection card and provide Virtual Private Data Network (or VPDN) services.  “U-Mail” services allow users to send and receive e-mails, either from other e-mail accounts or from the Internet.  This service also allows users to download and read documents in various applications that are attached to the e-mail sent to the user’s handset.  “U-Magic” services allow users to download ring tones, pictures, games, entertainment services and other forms of image and sound.  “U-Map” services provide location-based information to users’ handsets.  Retail users can find locations and research information with respect to a particular location (including transportation options, entertainment, sightseeing and dining locations as well as the locations of hospitals and other landmarks).  This service also offers industrial applications, such as the logistics industry and sea rescue services.

In 2003, in order to develop our CDMA 1X value added services, we took the following measures:

•                                          Through the launch of the “U-Max” services, more staff training, advertising and promotions, trial programs and our various other efforts, we strengthened marketing efforts for our CDMA 1X services;

•                                          We improved the content of our CDMA 1X services, through strengthening cooperation with content providers and service providers, in order to increase the appeal of these services;

•                                          We included the growth of our CDMA 1X services as a measure of staff performance evaluation; and

•                                          Through short-term free trials and promotional packages, we sought to reduce the obstacles for subscriber usage of our CDMA 1X services.

We have designed a fee structure under which we earn transmission fees from the use of our GSM and CDMA value added services and generally retain a certain percentage of application fees charged by content providers that we collect for them.

We are currently testing our dual-mode cellular services and plan to launch these services on a nationwide basis in the second half of 2004 under the “Worldwind” brand.  With the launch of dual-mode handsets, we will be able to offer more wireless data services to both our GSM and CDMA subscribers under the “Worldwind” brand.  “Worldwind” services offer the following features:

•                                          Users can switch between our GSM and CDMA networks in China, thereby giving users coverage in areas of the country covered by only one of these networks;

•                                          When roaming in areas outside of China, users can freely use the cellular services of local operators, whether they are GSM or CDMA, who signed roaming agreements with us; and

•                                          Our GSM users who sign up for “Worldwind” can continue to use the basic GSM services, while enjoying the additional benefits of the CDMA 1X services.

Cellular Services of Unicom New World and of the Combined Group

Unicom New World

Effective December 31, 2003, we acquired the GSM cellular assets and businesses and CDMA businesses of Unicom New World from Unicom Group.  See “A. History and Development of the Company — Acquisition of Unicom New World and the Sale of Guoxin Paging” under this Item 4.

As of December 31, 2003, the total number of GSM and CDMA cellular subscribers in the nine provinces and autonomous regions covered by Unicom New World was 10.68 million, including 8.65 million GSM subscribers and 2.04 million CDMA subscribers.  Unicom New World’s market share of total cellular subscribers in its service areas was 33.5% as of December 31, 2003, and its average market share of net subscriber additions in these areas was 33.8%.  The SMS volume for GSM and CDMA services totaled 3.58 billion messages in 2003 in these service areas.

GSM Business.  As of December 31, 2003, there were 8.65 million GSM subscribers in Unicom New World’s service areas, an increase of 22.3% from 7.07 million at the end of 2002.  Out of the total GSM subscribers in these areas, post-paid subscribers accounted for 7.10 million, an increase of 17.7% from 6.03 million at the end of 2002, and pre-paid subscribers accounted for 1.54 million, as compared to 1.04 million in 2002. The proportion of pre-paid subscribers increased from 14.7% at the end of 2002 to 17.8% at the end of 2003. The MOU for GSM subscribers amounted to 19.69 billion minutes, a 45.6% increase from 13.52 billion minutes in 2002.

In 2003, average MOU for Unicom New World’s GSM business was 204.6 minutes, an increase of 1.4% from 201.8 minutes in 2002.  ARPU for the GSM business was RMB58.3, a decline of 15.0% from RMB68.6 in 2002.

CDMA Business.  As of December 31, 2003, there were 2.04 million CDMA subscribers in Unicom New World’s service areas, an increase of 129.2% from 0.89 million at the end of 2002.  Out of the total CDMA subscribers in these areas, post-paid subscribers accounted for 1.93 million, an increase of 116.9% from 0.89 million at the end of 2002, while pre-paid subscribers accounted for 0.102 million.  The proportion of pre-paid subscribers reached 5.0%. The MOU for CDMA subscribers amounted to 5.45 billion minutes, a significant increase from 0.82 billion minutes in 2002.

In 2003, average MOU for Unicom New World’s CDMA business was 335.4 minutes, an increase of 5.1% from 319.0 minutes in 2002.  ARPU for the CDMA business was RMB123.4, a decline of 31.3% from RMB179.7 in 2002.

Combined Businesses of CUCL, Unicom New Century and Unicom New World

As of December 31, 2003, there were 91.52 million cellular subscribers in the combined service areas of CUCL, Unicom New Century and Unicom New World, of which GSM subscribers accounted for

72.57 million and CDMA subscribers accounted for 18.95 million.  Our average market share of total cellular subscribers in the combined service areas was 34.5% as of December 31, 2003, and our average market share of net subscriber additions in the combined service areas was 38.5%.  The SMS volume for GSM and CDMA services in these areas totaled 34.84 billion messages in 2003.

GSM Business.   As of December 31, 2003, there were 72.57 million GSM subscribers in the combined service areas of CUCL, Unicom New Century and Unicom New World, an increase of 19.9% from 60.54 million at the end of 2002. Of the total number of GSM subscribers, post-paid subscribers accounted for 39.56 million, an increase of 10.7% from 35.75 million at the end of 2002, and pre-paid subscribers rose from 24.79 million at the end of 2002 to 33.01 million in 2003, representing an increase of 33.2%.  The proportion of pre-paid subscribers increased from 40.9% at the end of 2002 to 45.5% at the end of 2003.  MOU for GSM subscribers amounted to 143.08 billion minutes in 2003, an increase of 38.0% from 103.69 billion minutes in 2002.  Average MOU in the combined service areas was 177.4 minutes and APRU was RMB56.3 in 2003.

CDMA Business.  As of December 31, 2003, there were 18.95 million CDMA subscribers in the combined service areas of CUCL, Unicom New Century and Unicom New World, an increase of 165.8% from 7.13 million at the end of 2002.  Of this total, post-paid subscribers accounted for 17.98 million, an increase of 152.2% from 7.13 million at the end of 2002, while pre-paid subscribers accounted for 0.96 million.  The proportion of pre-paid subscribers reached 5.1%. The MOU for CDMA subscribers amounted to 49.15 billion minutes, a significant increase from 9.10 billion minutes in 2002.  Average MOU in the combined service areas was 337.3 minutes and ARPU was RMB125.8.

Long Distance, Data and Internet Services

We offer international and domestic long distance services in China based on both the traditional public switched telephony standard and the IP telephony standard.  Our long distance services are based on our advanced, uniform nationwide network system.  We leverage our ability to integrate our long distance services with a broad range of services to target different customer segments.  We have also developed a nationwide video-conferencing network that reaches over 300 cities.  We launched our data and Internet services throughout China in 2000.  Similar to our long distance services, our data and Internet services are supported by our advanced, unified nationwide network system.

The following table sets forth the total number of outgoing call minutes for our long distance services and our data and Internet services for the periods indicated.

	As of or for the year ended December 31,
	2001	2002	2003
	(in billions of minutes)
Public switched telephony:
Domestic	2.64	6.23	8.31
International	0.08	0.14	0.13
Total	2.73	6.37	8.44
IP telephony:
Domestic	3.52	6.75	11.25
International	0.17	0.13	0.14
Total	3.69	6.88	11.39
Data Services
Customer ports	802	2,876	6,603
Internet Services
Dial-up subscribers (in thousands)	3,540	7,270	12,385
Dedicated access subscribers	4,555	22,596	47,750

Public Switched Telephony Services

We offer public switched long distance services to business and residential customers who register their telephone numbers with us.  They can access our services by dialing a prefix of “193”.  We also distribute pre-paid long distance calling cards that purchasers can use to access our services by dialing a prefix of “193300”.  For some corporate and government customers, we also offer our public switched long distance services over dedicated lines, frequently as part of our integrated offerings of long distance and data services. We also offer long distance services to our cellular subscribers.

The following table sets forth selected information about our public switched long distance telephony services for the periods indicated.

	As of or for the year ended on December 31,
	2002	2003
Number of cities reached	329	329
Number of customers (in million)	21.83	28.21
Minutes of outgoing long distance calls (in billion)	6.37	8.44
Market share of outgoing long distance call minutes (1)	11.45%	14.33%
Minutes of incoming international calls (in billion)	1.31	1.78

(1)                  Source: MII.  In calculating market share, the total minutes of outgoing long distance calls include ours and those of the incumbent operators.

Tariff rates for public switched long distance telephony services of incumbent fixed line operators are set by the Chinese government.  Other fixed line operators, including us, can adopt tariffs that are different from the State tariff rates upon approval by the MII as long as they do not offer services at tariff rates below cost.  The following table sets forth our present tariff rates (including rates applicable to domestic and international long distance calls made by our cellular subscribers):

	Regular Tariff Rates	Discount Rates
	RMB per six seconds
Public switched Domestic Long Distance:	0.06	0.03
Public switched International Long Distance:
To Hong Kong, Taiwan and Macau	0.18	0.15
To all other international destinations	0.72	0.38

The discount period is every day from 10pm to 7am of the following day, with two more hours for the Tibet and Xinjiang autonomous regions.  Effective August 21, 2001, we adjusted the discount rates set forth in the table above as follows:

•                                          RMB0.04 per six seconds every day from 8pm to 10pm;

•                                          RMB0.03 per six seconds every day from 10pm to 7am of the following day; and

•                                          RMB0.04 per six seconds on public holidays and weekends from 7am to 8pm.

Settlement of outgoing and incoming international calls with international operators is conducted through negotiated contracts such individual international operators, which contracts must be approved by the MII.

We have adopted a number of measures to increase the number of our registered long distance customers, including utilizing our paging call center resources to launch direct-marketing calls, organizing sales agents to promote our services in residential areas, and cross-selling our long distance services with our cellular services at our service centers.

IP Telephony Services

We offer domestic and international long distance IP telephony services through interconnection of our IP network with the Internet and other telecommunications networks based on a manageable IP network configuration to enhance service quality.  The following table sets forth selected information about our IP telephony services for the periods indicated.

	As of or for the year ended December 31,
	2001	2002	2003
Number of cities reached	320	337	337
Minutes of outgoing IP telephony calls (in billion)	3.69	6.88	11.39
Domestic	3.52	6.75	11.25
International, Hong Kong, Macau & Taiwan	0.17	0.13	0.14
Market share of outgoing IP calls minutes (1)	18.2%	11.7%	13.8%
Minutes of incoming international calls (in billion)	0.07	0.16	0.13

(1) Source: MII.

Our IP telephony services including the following services:

•                                          IP telephony services using the “17910” access code, which allows users to dial long distance phone numbers as follows: “17910 + IP card number + password + long distance number”.  There are three types of such services:  (a) users can register for an IP card, pay the accumulated charges on the card on a monthly basis after receipt of a bill from us, (b) users can purchase an IP card with a pre-paid value, which can be re-filled after the user has used up the value on the card, or (c) users can purchase an IP card with a one-time-only pre-paid value.

•                                          IP telephony services using the “17911” access code, which allows users to dial long distance phone numbers as follows:  “17911 + long distance number”.  There are two types of such services:  (a) users can register for our services at any of our offices or our designated agents’ offices free of charge, or (b) users can purchase a pre-paid IP card from us, input the card number and password the first time the IP card is used, and thereafter dial international calls only with the 17911 prefix.

•                                          Dedicated IP telephony services – users of these services only need to dial the long distance phone number to be connected.

•                                          Direct IP telephony services – Pursuant to authorization from the MII, we are providing fixed long distance direct-dialing IP telephony services nationwide on a trial basis.  As of December 31, 2003, we have set up more than 20,000 “IP convenient stores” nationwide.  “IP convenient stores” are fixed-line long distance call centers in locations with a high concentration of callers who do not otherwise have access to fixed or wireless telephony services.  These call centers provide long distance telephony services to customers on a pre-paid basis.

In February 2001, the Chinese government ceased regulatory control of tariffs for IP telephony long distance calls and allowed operators to set their own rates.  Most providers of IP telephony services, including us, significantly lowered their international long distance tariffs shortly after the tariffs were deregulated.  The following table sets forth our present tariff rates for our IP telephony services (including rates applicable to IP long distance calls made by our cellular subscribers).

Our Tariff Rates (RMB)
IP Telephony Domestic Long Distance	0.30 per minute
IP Telephony International Long Distance
To Hong Kong, Taiwan and Macau	1.5 per minute
To U.S. and Canada	2.6 per minute
To other international destinations	3.6 per minute

Effective September 1, 2001, we adjusted our tariff rates for our IP telephony services for certain international destinations.  The tariff rate for calls to 14 countries, including India, was adjusted to RMB4.60 per minute, and the tariff rate for calls to the U.S. and Canada was adjusted to RMB2.40 per minute.

We rely primarily on our network of sales agents to sell IP telephony cards.  We also market registered IP telephony services and IP telephony services through dedicated lines.

Data Services

We presently provide data services in 316 cities in China.  We target high volume business or government users of integrated voice, data and video communications and offer them data services as part of our integrated offerings of long distance, data and Internet services.  As of December 31, 2003, the total leased bandwidth of our ATM and FR data services was 7,194 x 2 Mbps.

Our data service offerings mainly consist of broadband, managed data services, including:

•                                          Frame relay, or FR, services, which provide high speed and cost effective data communications services linking remote business sites using FR technology, and

•                                          Asynchronous transfer mode, or ATM, services, which employ ATM technology and are able to handle high bandwidth, integrated voice, video, data and Internet traffic.

•                                          Broadband video-conferencing and video-telephony services, which are provided under the brand name of “Uni-Video”.  These services currently include video-conferencing, video-telephony, video conference room leasing and video public telephony services.  These services are based on our existing unified data network platform.  Two or more users can use our services by connecting to the Internet or our data network through video-conferencing terminals or computer terminals.

The following table sets forth selected information about our data services for the periods indicated.

	As of or for the year ended December 31,
	2001	2002	2003
Number of cities reached	273	297	316
Number of customers	802	2,876	6,603

We provide data services through an advanced, unified nationwide network system, the backbone of which is our advanced nationwide fiber optic transmission network.  This network is the second largest fiber optic transmission network in China.  We have also built metropolitan area networks in many cities throughout China.  These networks provide local transmission capacity for our different services.  See “- Networks - Transmission Network” below.

We believe that our ability to offer integrated access to customers’ premises is important to the success of our data services.  We continue to build integrated access networks linking major office buildings to our networks in major cities.  See “- Networks - Long Distance, Data and Internet Networks” below.

Our charges for ATM and FR services include up-front charges for installation materials (currently RMB270 per port) and testing (currently RMB270 per circuit or port), a monthly port fee and a monthly circuit fee.  Our tariff charges are generally offered at a 10% discount from the State guidance tariffs.  The following table sets forth our tariff rates for monthly port fees and monthly circuit fees for data services of selected bandwidths and selected distance categories.

Bandwidth	Tariff Rates (RMB per month)
	Port Fee	Circuit Fee
		Local (intra-district)	Local (inter-district)	Domestic long distance	Hong Kong, Macau & Taiwan	International long distance (Asia)	International long distance (outside of Asia)
64kbps	234	495	720	1,530	2,340	13,050	13,140
128kbps	270	630	900	1,890	3,060	16,200	16,560
256kbps	360	720	1,035	1,980	3,150	17,100	17,640
384kbps	405	765	1,215	2,070	3,420	18,000	18,450
512kbps	450	900	1,305	2,250	3,690	20,070	20,790
1Mbps	675	1,125	1,800	2,700	4,680	26,010	27,045
2Mbps	900	1,350	1,980	3,600	6,300	35,100	35,100

Effective April 2003, we began charging our corporate customers fees for our “Uni-Video” services based on package service plans, including up-front charges for testing, a monthly fee and telecommunications charges.  Retail customers of our “Uni-Video” services purchase re-chargeable cards to pay for such services.

Our target customer groups are government offices, financial institutions, multinational or multi-regional corporations, large- and medium-sized enterprises in China, and Internet service providers and Internet content providers that provide telecommunications services.  We market our data services through our dedicated teams and our sales agents.

Internet Services

We offer the following Internet services:

•                                          Dedicated Internet Access.  We began to offer business customers high speed Internet access through dedicated lines in 2000.  As of December 31, 2003, we had a total of 47,750 subscribers for dedicated Internet access.  We package this service with voice and data services to provide integrated communications solutions to our business customers and cooperate with cable operators and real estate developers to offer broadband access to residential customers.

•                                          Dial-up Internet Access.  We began to offer dial-up Internet access services to customers in 2000.  As of December 31, 2003, the total number of our dial-up subscribers increased to 12.38 from 7.27 million in 2002.

•                                          “Ruyi Mailbox” Services.  This service allows our cellular subscribers to use their cellular phone numbers as e-email address.  As of December 31, 2003, the number of “Ruyi Mailbox” subscribers increased to 7.81 million from 6.24 million in 2002.

•                                          IDC Services.  We have built Internet data centers (or IDC) in Shanghai, Shenzhen, Beijing, Guangzhou and Zhejiang province, and provide server hosting, server rental, virtual servers and other IDC services to commercial customers and virtual IDC operators.

•                                          Unicom’s Internet Plaza Services.  Beginning in September 2003, pursuant to a license from the MII, we launched a nationwide chain of upscale Internet cafes under the “Unicom’s Internet Plaza” brand name.  To date, we have opened more than 100 such Internet cafes nationwide.

•                                          Others.   Other Internet services we offer include international Internet Protocol-Virtual Private Network (or IP-VPN), VPN, Virtual Private Data Network (or VPDN), Virtual Internet Service Provider (or VISP), Uninet international roaming and corporate e-mail services.

The following table sets forth selected historical information about our Internet service operations and our subscriber base for the periods indicated.

	As of December 31,
	2001	2002	2003
Number of cities reached by our dedicated Internet access services	255	317	323
Number of cities reached by our dial-up Internet access services	276	305	325
Number of subscribers of dedicated Internet access services	4,555	22,596	47,750
Number of subscribers of dial-up Internet access services (in thousand)	3,540	7,270	12,385
Market share of Internet subscribers(1)	9.7%	14.7%	23.2%

(1)                  Source: MII.

Our tariff charges for registered dial-up access include a network usage fee and a fixed telecommunications fee.  In addition, those registered accounts that charge based on usage volume include an up-front account set-up fee and those accounts that charge based on monthly usage include a monthly fee.  Our tariff charges for dial-up access through pre-paid cards include only a network usage fee and a fixed telecommunications fee.  The following table sets forth the various tariff charges for our dial-up access services:

	Registered Accounts			Pre-Paid Cards
	Volume-Based Service Plan	Monthly Service Plans
Account Set-up Fee (RMB)	100	—	—	—
Monthly Fee (RMB)	—	50	100	—
Network Usage Fee
Local Fee (RMB/Hour)	2.7	2.2	1.8	2.5
Roaming Fee (RMB/Hour)	3.0	3.0	3.0	2.8
Telecommunications Fee (RMB/Minute)	0.02	0.02	0.02	0.02

The network usage fee is discounted, at an amount equal to half of the amounts set forth above, on legal holidays, weekends and everyday from 11pm to 8am of the following day.

Our tariff charges for dedicated Internet access include a network usage fee, an account set-up fee and a fixed telecommunications fee.  Network usage fee is calculated based on monthly service plans.  The account set-up fee is RMB100.  The fixed telecommunications charge is based on the relevant tariff for the particular type and bandwidth of leased lines used to access the Internet.  The following table summarizes the monthly network usage fees for selected bandwidths denoted as “R.”

Network usage fees (RMB per month)
R<64Kbps	2,700-3,600
64Kbps<R<128Kbps	3,600-4,900
128Kbps<R<256Kbps	4,800-6,600
384Kbps <R<512Kbps	8,500-12,000
1024Kbps<R<2Mbps	18,000-27,000
8Mbps <R<10Mbps	59,400-70,000
20Mbps<R<34Mbps	165,900-195,200
34Mbps <R<45Mbps	210,000-250,000
45Mbps<R<100Mbps	428,400-504,000
100Mbps<R<155Mbps	664,100-781,200

Our provincial and local branches are permitted to make tariff decisions within the range set forth above.  For customers who lease a high number of dedicated access lines, we provide discounts of up to 20% of the tariffs set forth in the table above.

We charge a monthly usage fee for our “Ruyi Mailbox” services, which is currently RMB6/month.  We do not charge for SMS notifications of e-mail receipt.  Other e-mail functions performed through SMS are charged based on the SMS tariff rates for our “Uni-Info” services.

The network code for our nationwide dial-up Internet services is “165.”  We distribute dial-up Internet access services through a variety of methods.  A customer can pre-register for our dial-up services or purchase dial-up passwords with a pre-paid amount of on-line charges that can be used nationwide to access the Internet.  We also have arrangements with some commercial banks that allow the banks’ customers to access our dial-up services using their bank account numbers, with on-line charges being automatically debited from their bank accounts.  Our cellular subscribers can also access our dial-up services using their cellular numbers, with on-line charges being collected together with their cellular usage fees.

Leased Line Services

We began to lease transmission lines to large business customers and other telecommunications operators in April 2000.  Our leased line services provide customers with dedicated digital links directly connecting customer sites.  As of December 31, 2003, we had a total leased bandwidth of an equivalent of 26,449 x 2 Mbps circuits, representing a 206.9% increase from 8472 x 2 Mbps circuits at the end of 2002.

Leased line tariffs are primarily based on the bandwidths of the lines leased and the distance of transmission.  The following table sets forth State tariff rates for monthly fees of selected types and bandwidths of leased lines and selected distance categories:

	State Tariff Rates (RMB per month)
	Local (intra-district)	Local (inter-district)	Long distance
Digital Line (2 Mbps)	2,000	4,000	6,000
Digital Line (34 Mbps)	16,000	31,000	47,000
Digital Line (155 Mbps)	44,000	88,000	132,000

Source: MII.

Similar to public switched long distance telephony services, operators other than incumbent operators, including us, can adopt tariffs that are different from the above State tariff rates upon approval by the MII as long as they do not offer services at tariff rates below cost.  We generally offer leased line services at a 10% discount to the State tariff rates and market these services to institutional customers through our own dedicated teams and our sales agents.

Sale and Lease of Other Network Elements

We have substantially completed the construction of our nationwide transmission network.  See “- Networks - Transmission Network” below.  We have started to offer some network elements such as optic fibers or fiber channels for lease to other telecommunications operators or corporate customers.

Paging Services

In 2003, our paging business provided the following services:

•                                          traditional paging services, and

•                                          value-added services and services tailored for existing cellular subscribers, including “Paging-Cellular Interlink”, “Unicom Assistant”, “Unicom Paging Information Services”, “Operator-assisted Short Messages” and “Secretarial Services through Operator Assistance”.

On June 30, 2003, our operating subsidiaries, CUCL and Unicom New Century, transferred assets related to their customer services operations to Guoxin Paging.  After such transfer, Guoxin Paging’s principal businesses included: the paging business, the cellular subscriber value-added business, customer services and agency services.  In order for our company to concentrate our existing resources on the expansion of our cellular telecommunications operation, to improve the quality of our assets, to allow strategic integration and specialisation of our customer services and to resolve the issue of competition between Guoxin Paging and Unicom Paging, a paging business operated by Unicom Group, we sold the entire equity interest in Guoxin Paging to Unicom Group, effective December 31, 2003.

Subscribers and ARPU

The following table sets forth selected operating data relating to our paging businesses for the periods indicated.

	As of or for the year ended December 31,
	2001	2002	2003
Paging subscribers (in million)	32.91	17.68	8.56
Average revenue per subscriber per month (in RMB)(1)	9.4	7.3	4.1

(1)                  Average revenue per subscriber per month is calculated by dividing the sum of paging services revenue during the relevant period by the average of the number of subscribers during the period and dividing the result by the number of months in the period.

In 2003, the total number of our paging subscribers declined by 51.6% from 17.68 million as of December 31, 2002 to 8.56 million as of December 31, 2003.  However, subscribers to the “Unicom Assistant” service reached 22.91 million in 2003.  The churn rate of our traditional paging services increased from 66.3% in 2002 to 143.0% in 2003.  In 2003, the ARPU of our traditional paging services decreased to RMB4.1 from RMB7.3 in 2002.

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

Unicom Group’s cellular networks, our cellular networks and our long distance networks interconnect with the public switched telephone networks of China Telecom, China Netcom and China Railcom.  Unicom Group’s cellular networks and our cellular networks also interconnect with China Mobile’s cellular networks.  Our Internet network interconnects with the Internet networks of China Telecom and China Netcom.  Although we continue to encounter some difficulties in the execution of our interconnection arrangements with other operators in some service areas, the situation improved in 2003 due to improved regulatory supervision by the Chinese government in this area.

In October 2003, the MII issued regulations relating to settlement between telecommunications networks.  These new regulations contain provisions regarding revenue sharing methods and settlement mechanisms for interconnection arrangements between us and other operators.  These interconnection arrangements under the new regulations are described in “- Regulatory and Related Matters - Interconnection Arrangements” under Item 4.

Unicom Group entered into interconnection arrangements with China Telecom, China Netcom and China Mobile with the following agreements, which equally apply to us.

•                                          Framework interconnection and settlement agreement between Unicom Group and the former China Telecom, dated September 30, 2001, the rights and obligations of which were divided and continued after the former China Telecom was split into China Telecom and China Netcom pursuant to an agreement among Unicom Group, China Telecom and China Netcom, dated April 23, 2002.  These interconnection and settlement arrangements with China Telecom and China Netcom were superseded by the interconnection and settlement agreement between Unicom Group and China Telecom, dated March 29, 2004 and the interconnection and settlement agreement between Unicom Group and China Netcom, dated April 2, 2004.  The 2004 agreements contained more detailed provisions relating to interconnection quality, pursuant to new MII directives in this area.

•                                          Interconnection and settlement agreement between Unicom Group and the former China Telecom relating to the interconnection between Unicom Group’s cellular networks and China Telecom’s telecommunications networks, including its local fixed line telephony networks, domestic long distance telephony networks, international telephony networks and IP telephony network, dated September 30, 2001, the rights and obligations of which were divided and continued after the former China Telecom was split into China Telecom and China Netcom pursuant to an agreement among Unicom Group, China Telecom and China Netcom, dated April 23, 2002.

•                                          Agreement between Unicom Group, China Telecom and China Netcom, relating to the continuation and division of rights and obligations of the parties under Unicom Group’s prior interconnection agreement with the former China Telecom, dated April 23, 2002.

•                                          Interconnection and settlement agreements between Unicom Group and China Mobile relating to the interconnection between Unicom Group’s GSM and CDMA cellular networks and China Mobile’s GSM cellular networks, both dated November 14, 2001, which were amended by the parties on December 31, 2003.

•                                          Interconnection and settlement agreement between Unicom Group and China Mobile regarding the interconnection of point-to-point short messaging services, dated April 1, 2002.

•                                          Interconnection and settlement agreement between Unicom Group and China Mobile regarding the interconnection between China Mobile’s GSM cellular networks and Unicom’s telecommunications networks, including its local fixed line telephony networks, domestic long distance telephony networks, international telephony networks and IP telephony network, and the interconnection between China Mobile’s international gateways and IP telephony network and Unicom Group’s cellular networks and local fixed line telephony networks, dated December 31, 2003.

•                                          Agreement between Unicom Group and China Mobile regarding the mutual provision of open service platforms, dated October 31, 2003.

Unicom Group has also entered into the following interconnection arrangements, which equally apply to us.

•                                          Interconnection and settlement agreements between Unicom Group and China Railcom relating to the interconnection of Unicom Group’s cellular networks and local fixed line telephony networks and China Railcom’s local fixed line telephony networks, domestic long distance networks and IP telephony networks, dated January 25, 2002 and April 9, 2002.

•                                          Supplemental agreements between Unicom Group and China Railcom, which allows each party to offer its domestic and international long distance telephony services and IP telephony services to the cellular or fixed line telephony service subscribers of the other party, dated April 23, 2003.

•                                          Interconnection and settlement agreement between Unicom Group and China Satellite Communications Corp, or China Satcom, relating to the interconnection between Unicom Group’s networks and China Satcom’s “Global Star” satellite mobile communications network, dated September 27, 2003.

•                                          Framework interconnection and settlement agreement between Unicom Group and China Satcom relating to the interconnection between Unicom Group’s cellular networks and China Satcom’s IP telephony networks, dated September 24, 2003.

•                                          Interconnection agreement among major Internet operators, including Unicom Group, and three national Internet switching centers relating to the interconnection of Internet backbone networks, dated December 20, 2001.

See “B. Related Party Transactions – Mutual Provision of Ongoing Telecommunications and Ancillary Services and Facilities – Interconnection Arrangements and Roaming Arrangements” under Item 7 below for the interconnection and settlement arrangements between Unicom Group and us.

Roaming

We have entered into roaming arrangements with Unicom Group.  In addition, as of December 31, 2003, our cellular subscribers can roam on cellular networks in Europe, North America and other Asian countries and regions through Unicom Group’s international roaming agreements with 165 GSM operators in 80 countries and regions and 15 CDMA operators in 10 countries and regions.  Unicom Group has agreed to arrange for us to participate in its future international roaming arrangements.

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

The following table is a summary of roaming settlement between Unicom Group and us:

For our subscribers roaming on Unicom Group’s networks	Roaming Tariff	Paid to Unicom Group	Retained by Us
GSM pre-paid users (RMB/minute)	0.80	0.60	0.20
GSM post-paid users (RMB/minute)	0.60	0.40	0.20
CDMA users (RMB/minute)	0.60	0.40	0.20

For Unicom Group’s subscribers roaming on our networks	Roaming Tariff	Paid to Us	Retained by Unicom Group
GSM pre-paid users (RMB/minute)	0.80	0.76	0.04
GSM post-paid users (RMB/minute)	0.60	0.56	0.04
CDMA users (RMB/minute)	0.60	0.56	0.04

With respect to international roaming, we settle roaming revenue with international operators through Unicom Group in accordance with roaming agreements between Unicom Group and each of the international operators.

See “B. Related Party Transactions – Mutual Provision of Ongoing Telecommunications and Ancillary Services and Facilities – Interconnection Arrangements and Roaming Arrangements” under Item 7 below for further information regarding the roaming arrangements between Unicom Group and us.

Networks

We operate an advanced network system to support our integrated operations.  The backbone of the system is a nationwide fiber optic transmission network, which serves as the common platform for our cellular, long distance, data and Internet networks and, until December 31, 2003, paging networks.  In addition, we continue to develop management and network support systems to enhance the quality and reliability of our networks and improve our customer service and operating efficiency.  We utilize a relatively centralized network planning and equipment selection process, which ensures uniform nationwide design and network compatibility.

Transmission Network

We own and operate an advanced nationwide fiber optic transmission network (except for the Xizang autonomous region, in which we lease capacity from other operators).  As of December 31, 2003, our fiber optic transmission network reached 326 cities with a total cable length of 569,000 km, of which fiber optic backbone transmission network accounted for 115,000 km.

Our fiber optic transmission network is designed for broadband capacity with superior security and reliability, which supports our integrated telecommunications services and allows us to lease capacity to other telecommunications operators and corporate customers.  The network deploys:

•                                          synchronous digital hierarchy, or SDH, architecture with protective two- or four-fiber rings, a self-healing system that allows for instantaneous rerouting, automatically protects service circuits and minimizes down time in the event of a fiber cut or equipment malfunction;

•                                          dense wave division multiplexing, or DWDM, technology, a means of increasing transmission capacity by transmitting signals over multiple wavelengths through a single fiber; and

•                                          digital cross connection, or DXC, system, a specialized high-speed data channel exchange and connection system that effectively manages the routing and channeling of our services.

Our SDH fiber rings have transmission bandwidths of 2.5 Gb/s in most routes and 10 Gb/s for the fiber ring that covers the eastern and southern coastal areas of China.  We deploy mainly transmission equipment and technology supplied by Siemens, Nortel, Lucent, Alcatel, Huawei, ZTE and other vendors.

Concurrent with the construction and expansion of our domestic backbone transmission network, we also seek to expand our international bandwidth.  Through our participation in the Asia Pacific Cable Network No. 2 Project (APCN 2), a trans-pacific submarine cable project that connects major countries and regions in eastern Asia and southeastern Asia and links them to North America through Japan, and our membership in the US-Japan Sub-marine Cable Organization, we are linked with 11 operators in Japan, U.S., South Korea, Singapore and Taiwan with 155x18 Mbps capacity.  We also lease 720Mbps of international broadband transmission capacity.  We have also opened transmission lines on land with the main operators in Hong Kong and Macau, with 2.5x3 Gbps and 622x1 Mbps of transmission capacity.  As of the end of 2003, we have 10Gbps of international broadband transmission capacity.

As of March 31, 2004, our metropolitan area networks cover more than 300 cities throughout China, with a total length of 514,000 km.  These networks provide a unified, high-speed local transmission platform for our cellular, data and Internet services.

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

GSM Cellular Networks.  The following table sets forth selected information regarding our GSM cellular networks in the service areas of CUCL and Unicom New Century as of the dates indicated.

	As of December 31,
	2001(1)	2002	2003
Network subscriber capacity (in thousands of subscribers)	37,464	60,920	68,050
Base stations	27,877	48,111	56,653
Base station controllers	800	1,197	1,345
Mobile switching centers	259	405	426

(1) The information as of December 31, 2001 is only for the GSM cellular networks in the service areas of CUCL.

Currently our GSM cellular network mainly operates at 900 MHz.  We have deployed GSM technology that operates at 1800 MHz in some major metropolitan areas to supplement the capacity of our existing cellular network.  We have the right to use 6 x 2 MHz of spectrum in the 900 MHz frequency band and 10 x 2 MHz in the 1800 MHz frequency band for our GSM network.

Our cellular networks are supported by an advanced SS7 signaling system, which fosters efficient use of network capacity, reduces call set up time and enhances transmission capabilities.  We have also installed intelligent networks that enable us to provide pre-paid services and a wide range of call features and value-added services.

CDMA Cellular Networks.  Unicom Group completed the construction of the first phase of its nationwide CDMA network at the end of 2001.  We have leased a portion of the capacity of its network in our cellular service areas and have the exclusive right to operate its network in those areas.  The CDMA networks share some of the infrastructures of the existing GSM network, such as base stations, mobile switching centers and transmission capacity.  The first phase of the CDMA network has a total capacity of 15.62 million subscribers in the service areas of CUCL, Unicom New Century and Unicom New World.  The second phase of construction was substantially completed by March 2003 with an additional capacity of 20.69 million subscribers nationwide.  We have the right to use 10x2 MHz of spectrum in the 800 MHz frequency band for our CDMA services.  In March 2003, Unicom Group substantially completed the second phase of the CDMA network construction, which included the upgrade of the network to CDMA 1X technology.  The CDMA networks constructed in the second phase did not share as much infrastructure with the GSM network.  Wireless data services that utilize CDMA 1X technology were introduced in major cities in our cellular service areas in March 2003.

Long Distance, Data and Internet Networks

By the end of 2003, our public switched long distance network reached 329 cities, while the coverage of our Internet networks, including our IP telephony networks, included 337 cities throughout China.

Long Distance Network.  Our public switched long distance network is based on a flat architecture with only three layers.  It also uses the latest switching technology.  Our long distance network is supported by a nationwide billing system and an intelligent network, which allows us to provide multiple services.  Our cellular subscribers can access these services directly through our cellular networks, but our other customers typically access our long distance telephony, IP telephony and Internet services through the public switched telephone networks of China Telecom and China Netcom.

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

Integrated Access Networks.  We believe that the key to the success of our data services is our ability to offer integrated access to customers’ premises.  We are building integrated access networks in many cities throughout China.  We focus the construction of our access networks on linking major office buildings to our metropolitan area transmission networks.  We rely mainly on fiber optic cables to link office buildings to our networks and have received permission to offer narrow-band wireless access at the 3.5 GHz frequency band in approximately 23 cities on a trial basis.

Integrated Management and Network Support Systems

We have developed various management and network support systems to support our various networks.  Our customer service, billing and settlement systems are integrated into a single system.  In addition, we are developing, and believe can complete within approximately two years, an integrated information and management system (UNI-IT), which includes management support systems (MSS) , customer relations management systems (CRM) and enterprise resource planning systems (ERP).

Marketing, Sales and Distribution

We centrally plan our nationwide marketing and sales strategies, but the implementation of these strategies is carried out at the provincial level by operating branches tailored to their specific markets.  In 2003, we focused on the coordination of the development of the urban and rural markets, and paid special attention to selected key service areas in our marketing and sales activities in order to continue to develop our businesses.

Marketing

We focus on developing a superior brand image for our company that conveys our strengths in high quality services, nationwide coverage, integrated offerings, advanced technology and customer focus.  We market all of our services under the China Unicom brand name.  We placed emphasis on brand management in 2003, by developing a branding system based on our product profile so as to standardize our operations and ensure consistency in our promotional activities.

Our marketing strategy utilizes our image as an integrated telecommunications service provider and leverages on our integrated services and nationwide sales and distribution network.  Through direct sales forces and sale agents and active market analysis, our marketing strategy can be targeted at different customer segments and tailored according the demands of different markets, enabling us to timely adjust our services.  In addition, we also seek to enter into strategic alliances in order to further expand the breath and depth of our marketing and sales efforts.

We seek to formulate effective marketing strategies through customer relations management and analysis of customer segmentation, customer demand and consumption trends.

Cellular services:  We promote our CDMA services as “enterprise, infotainment, health-conscious and trendy” services, with such advantages as better voice quality, better security, lower handset radio transmitting power and, in the case of CDMA 1X services, high data transmission rates.  We promote our

GSM services as “price-sensitive and mass market” services.  In 2003, we changed the marketing strategies for our CDMA services, from handset promotional packages to more innovative strategies.  We launched several marketing campaigns in the second half of 2003 to promote our CDMA services.  These efforts included increased advertising, promotion of various customized package service plans that gave subscribers more choices, and promotion of our CDMA 1X value-added services.  These efforts accelerated the growth of our CDMA subscriber base, and helped to turn our CDMA business profitable in the third quarter of 2003.  In addition, our CDMA 1X services developed smoothly as a result of our strengthened cooperation with service and content providers and offerings of integrated CDMA 1X and voice services under the principle of “single connecting point, uniformed billing and network-wide services”.  We also continued to expand the subscriber base for our GSM services, which is mainly based on voice and SMS services.  Our marketing strategies for GSM services focused on the continued development of the business.  Recognizing the importance and the needs of our institutional customers and utilizing our advantages of being an integrated telecommunications operator, we formulated marketing strategies for our cellular services that were specific to our institutional customers.  In 2003, we emphasized the development of advanced and customized industrial applications for our institutional customers.  By offering industrial solutions, our business extended from the provision of basic telecommunications services to informational services.

Long distance, data and Internet services:  In 2003, we focused on institutional customers, including financial institutions, large corporations, multi-national corporations, government entities and Internet service providers and Internet content providers, in order to provide them “one-stop” solutions.  For example, we provided integrated long-distance, Internet and data services under the “Uni-One” brand to institutional customers.  Our marketing efforts with respect to retail customers included the marketing of co-branded long distance telephony cards.  Under these arrangements, our institutional partners purchased such cards from us and distributed the cards to their employees or customers, thereby facilitating the sale of our long distance telephony services.  We have also focused on the marketing of our long distance, Internet and data services to our existing cellular customers, as well as coordinating the marketing of these services with the marketing efforts of our cellular services.

Service Bundling and Cross-Marketing:  A key element of our sales and distribution strategy is to promote our strengths as a provider of a broad range of integrated services.  This strategy is implemented by our service centers, independent sales agents and direct sales forces, which distribute and support our various product offerings.  For example, we cross-sell our long distance services to our cellular subscribers.

Sales and Distribution

Customer Segmentation:  We have two main categories of customers – institutional customers, comprised of mainly corporate and government customers, and individual customers.  We have set up dedicated direct sales and service departments for institutional customers, both at our headquarters and at our provincial and local branches.  We focus on promoting our integrated solutions to these institutional customers.  For individual customers, we conduct our sales through our own service centers and the retail outlets of independent sales agents.

Distribution Network:  We have a diversified distribution network comprising self-owned sales outlets, agent/distributor sales outlets and cooperative sales arrangements.  We distribute our services to our individual customers through our self-owned sales outlets as well as retail outlets.  We distribute our services to large customers through our direct sales forces and agents.  We have developed a nationwide distribution network of service centers and retail outlets, of which only a small portion are owned by us and the others are owned by independent agents or distributors.  As of December 31, 2003, we had a total of approximately 63,000 sales outlets, of which over 4,000 were self-owned.  These service centers and retail outlets distribute our cellular, long distance, data and Internet services and provide post-sales services such as customer inquiry, customer complaint and collections.  We rely on a multi-level distribution system in many service areas, in which our top-level distributors further distribute to lower level distributors and sales agents.  We have also established direct sales and customer service teams at various levels to conduct one-on-one sales to high-usage institutional customers.  These direct sales and customer service teams’ focus is to utilize our cellular, domestic and international long distance, data, Internet and paging services as integrated telecommunications services in order to provide differentiated and comprehensive solutions for our customers.  In 2003, we also launched telemarketing sales initiatives in selected service areas on a trial basis, and accelerated our cooperation with different industries in the CDMA industry value chain.

Strategic Cooperation with China Post:  Our controlling shareholder, Unicom Group, entered into a strategic cooperation arrangement with China Post in 2001.  This arrangement allows us to supplement our existing distribution network with China Post’s extensive nationwide network.  China Post also provides billing, collection and other services to our customers.  The arrangement uses a revenue-based commission structure for most services.  We and China Post have also agreed to use each other’s services and offer each other preferential treatment.  We have entered into provincial-level cooperation agreements with China Post in our service areas.

Customer Service

We provide specialized, differentiated and “one-stop” services to our customers, based on the customer service resources of Unicom Group.  Our customer care and service centers in each service area can be accessed by our customers by dialing a nationwide hotline number “1001”.  Our customer service system is a unified platform providing customer services for all of our businesses.  This system is based on the paging centers, and also relies on other systems, including operations, billing, account management and network management.  This integrated system allows us to provide personalized and diversified services, including service inquiry, billing inquiry, service initiation and termination, payment reminder services and emergency services, to different types of customers on a 24-hour basis.  Our customers can access our customer services through various means, including telephone calls, faxes, e-mails and SMSs.  To better serve our customers, we provide such value-added services as bill payment through commercial banks, free copies of detailed statements, Internet account inquiry, a single rechargeable card for all of our services and mobile service centers in remote areas of China.  To better meet market demand, we continue to seek innovation in our customer services, in order to provide more pro-active, comprehensive and targeted customer services.

In addition, we also analyze our customer segments in detail, and tailor our services to the requirements of different customer segments.  While we are focused on retention of our retail customers, we provide one-on-one personalized services to our institutional customers and, through “customer clubs”, regional and localized services for high-net-worth individual customers and large institutional customers.

We seek to optimize our customer service workflow and standards in order to achieve professional operation and management.  We established our customer service workflow using a consistent set of standards in order to timely resolve problems for our customers.  We have also strengthened our analysis and research of customer consumption behavior, consumption cycle and satisfaction levels in order to understand their consumption pattern and influence their consumption trend.

Billing and Collection

We are able to leverage our strengths as an integrated service provider to offer integrated billing and collection services.  For example, we provide our business customers a single bill covering multiple services for ease of payment.  We also integrate the billing systems for different services and distribute unified recharge cards that can be used to recharge various pre-paid services, including pre-paid cellular services, long distance telephony services and Internet dial-up services.  In 2003, we improved our billing system so that our system can distinguish between customers based on the marketing method and service package plans applicable to each customer.  These additional functions would allow us to analyze customer data in more detail, thereby improving our ability to analyze the age of our accounts and control bad debts.  The following table sets forth our billing and collection methods for each of our business segments:

Business Segment	Billing	Collection
Post-paid GSM and CDMA services	Centralized at the provincial level and generally by monthly billing.

Subscribers may pre-deposit their service charges with us or commercial banks or China Post that collect payment for us, make payment in person at our service centers or branches of China Post, or through commercial banks.

Pre-paid GSM and CDMA services	Centralized on our nationwide intelligent network	Subscribers can purchase and/or re-chare pre-paid cards through various channels. They can also re-charge cards by telephone.

PSTN long distance telephony services	Through nationwide long distance telephony settlement center and regional billing centers located in Beijing, Shanghai and Guangzhou, which coordinates billing with local settlement centers	Subscribers mainly go to our service centers, commercial banks and branches of China Post for payment.

IP telephony services	Through our nationwide data settlement center and various provincial-level settlement systems	Subscribers mainly go to our service centers, commercial banks and branches of China Post for payment.

“Uni-Video” services

For each corporate customer, billing is either through the local service centers in the locations of the branches of the customer or centralized at one local service center chosen by the corporate customer.  Retail customers purchase pre-paid re-chargeable cards for our services.

Our corporate customers can pay either at the local service centers in the locations of the branches of such customer or at one local service center designated by the customer.

Internet services	Centralized at the provincial level. Billing methods include monthly billing, volume-based billing and billing according to contractual provisions.	Subscribers may go to our service centers, commercial banks, and branches of China Post or use the Internet for payment.

“Unicom’s Internet Plaza”	Customers of the Internet cafes either pay by membership or pay hourly rates.	N/A

Leased lines	Monthly billing in accordance with contractual provisions	Customers mainly pay at our service centers or at commercial banks.

Bad Debt Controls

Cellular Services.  Post-paid subscribers must register with us before they can begin using our cellular services.  Customer registration allows us to better manage customer credit.  If subscribers do not pay their bills on time, we charge a late fee and will either call or send SMSs to the delinquent subscribers to remind them to pay.  We generally suspend a post-paid subscriber’s account if the account is more than 30 days overdue and terminate the account if it is overdue for more than three months after that.  When an account is terminated, we will seek other remedies to collect the overdue payment, including personal visits to the subscriber to collect payments or taking legal actions.  At the same time, we encourage our subscribers to pre-deposit service charges with us, to be deducted against charges incurred in the future, or use our pre-paid services.

Domestic and International Long Distance Services.  We actively encourage customers to use our pre-paid services.  In addition, we perform credit checks on potential customers.  For high-volume users, we open telephone banking accounts at commercial banks, set credit limits on such accounts and settle with such customers on a monthly basis.

Internet services.  We send e-mails to delinquent customers and use other methods to collect payment from delinquent customers.  Accounts for individual customers which are delinquent for 20 days are suspended, and such accounts will be terminated if they are delinquent for more than 40 days.  For corporate customers, our actions are based on the credit history of each delinquent customer.

Research and Development

We focus on technology innovation in coordination with the various business departments, in order to provide technical support to the development of our various businesses.  Major projects of our research and development efforts in 2003 include:

•                                          the tracking and research of the latest technology trends in light of the gradual transition to 3G cellular communications technology and next-generation networks and our position as a provider of integrated services, including participation in the Chinese Next Generation Internet (CNGI) network construction project (led by the National Development and Reform Commission) and the 3G cellular technology testing project (led by the MII);

•                                          the investigation into coordinated development of the GSM and CDMA networks and the transition to next-generation networks, including the testing of GSM and CDMA commercial networks, the testing of integrated intelligent network technology and other research and development of new technologies; and

•                                          the development of new businesses, including outsourced paging centers.

Competition

The Chinese telecommunications market has six basic telecommunications service providers – China Telecom, Unicom Group, China Mobile, China Netcom, China Satcom and China Railcom – and thousands of value-added service providers.  As a relatively new entrant into this competitive landscape, we believe we owe our recent development to the following:

•                                          Integrated service offerings and a uniform and advanced telecommunications network – We offering integrated cellular, domestic and international long distance, data and Internet services, and have a nationwide, uniform communications network that support voice, data, Internet and voice communications and allow us to provide integrated services to our customers and utilize our network resources in a cost-effective manner.

•                                          Advanced technologies – CDMA technology offers high bandwidth utilization, better voice quality, high data transmission capabilities, better security, lower handset radio transmitting power, and can cost-effectively and timely transition to 3G cellular telecommunications.  We are the only provider for CDMA services in 30 provinces, municipalities and autonomous regions in China, and completed the upgrade of our CDMA network in 2003, from CDMA95 technology to CDMA 1X technology, which has higher data transmission capabilities.  Our GSM services utilize 2G technology that is widely accepted internationally and we believe our GSM network coverage and voice quality meet international standards.  Our uniform network platform (Unione) utilizes ATM+IP technology solutions to offer quality support to our voice, data, Internet, video conference, video telephony and mobile data services.

•                                          Unique service offerings – Through our advanced integrated network platform and the implementation of our innovative marketing strategies, we introduced a series of value-added services such as CDMA 1X data services, “Uni-Video” services and “Ruyi Mailbox” services, in order to satisfy the differentiated demand of our various customer segments.

•                                          Professional and quality customer service – Using the customer service resources of Unicom Group, we have built up a strong brand image in customer service that can be characterized as professional, differentiated and “one-stop” service.

However, the development of our business is also affected by certain competitive disadvantages, including:

•                                          Market position – As a relatively new entrant to the market, we are still behind the traditional operators in such areas as market share and branding.  Due to our late entry, we still need to strengthen our market position through expenditures to capture mid- to high-end customers.  In addition, we are reliant on the dominant operators in terms of interconnection and settlement.

•                                          Financial resources – In comparison to the dominant operators, our capital scale is relatively small, our debt ratio is relatively high, and our share of the market operating revenue and profit is relatively low.

•                                          Network coverage and network number resources – Even though we have made significant improvements in network construction in recent years, network coverage in certain areas still need improvement.  In addition, we do not have sufficient network number resources, which has affected the development of our PSTN long distance telephony, IP telephony, data and Internet services.

Cellular Competition

Our main competitor in the cellular communications business is China Mobile.  China Mobile continues to have competitive advantages over us in brand name, market share, financial resources and network management experience.  To compete against China Mobile, we continue to improve our network coverage and voice quality, enhance network quality, develop value-added services (such as our CDMA 1X wireless data services), improve customer service and customize our package service plans to meet our various subscribers’ specific needs.  We also seek to leverage our position as a fully integrated telecommunications operator to provide “one-stop” telecommunications solutions for our subscribers.  In addition, we seek to compete against China Mobile’s GPRS wireless data services by the development of our CDMA 1X wireless data services, which offers such advantages as better voice quality, better security, and high data transmission rates.

Our cellular services also compete with the wireless local communications services of China Telecom and China Netcom, known as “Little Smart”, which are based on their fixed line networks and primarily utilize PHS technology.  These services were previously offered primarily in small- to medium-sized cities, but have been introduced in most major cities nationwide.  The “Little Smart” services reportedly have attracted a substantial subscriber base in China and compete with us mostly in the lower end of the cellular market.  Although many cellular users use “Little Smart” services as a supplement, rather than an alternative, to their existing cellular services, the availability of “Little Smart” services has reduced the overall usage volume of our cellular services.  The main advantage of “Little Smart” services is their lower tariff rates.  However, they generally have limited network coverage and roaming capability.

Since the launch of our CDMA cellular services in 2002, we have pursued a policy of coordinated development of our GSM and CDMA cellular businesses.  While our GSM cellular business focuses on the mass market, with customers who are more price-sensitive and require basic voice and message services, our CDMA services primarily focuses on customers who require voice and data services and places a premium on high-technology, high-speed and high-security services.  Accordingly, usage fees and package service plans for our CDMA cellular services are generally higher than those for our GSM cellular services. In 2003, a majority of our CDMA new subscribers were users migrating from the GSM services of our competitor, first-time cellular users, and users who subscribed to our CDMA services in addition to GSM services.

Long Distance Telephony Competition

The Chinese government restructured the fixed line incumbent China Telecom in 2002.  Pursuant to the restructuring, the telecommunications assets of the former China Telecom in 10 northern provinces in China were split off in May 2002 and merged with CNCL and Jitong to form China Netcom.  China Telecom retained the telecommunications assets in the remaining 21 provinces and the brand name of “China Telecom.”  Currently, both China Netcom and China Telecom provide fixed line telecommunications services.  In addition, China Railcom is also licensed to provide public switched long distance services in China and launched its long distance services in China in 2001.

China Telecom and China Netcom are the dominant providers and our primary competitors in the public switched long distance business in their respective service areas.  They have advantages over us in their respective service areas in brand name, market share, financial resources, service area coverage, extensive access networks and experience in fixed line telecommunications business.  However, the separation of China Telecom into two companies along geographic lines weakened the competitiveness of the resulting entities on a nationwide basis.

We started to provide public switched long distance telephony services in 2000 and reached a market share of 14.0% in terms of total outgoing long distance call minutes in 2003.  Since our network has been constructed recently and is equipped with the latest technology and advanced features, it enables us to offer a variety of high-quality services.  Our long distance telephony services are also supported by a centralized billing system.  Our services are hindered by our lack of fixed line telephone number resources.

Our IP telephony services currently face intense competition from China Telecom, China Netcom, China Mobile, China Railcom and China Satcom.  Currently, China Telecom and China Netcom are the market leaders in their respective service areas.  Ever since the MII deregulated the tariffs of this market in 2001, competition in this market has been intensifying.

Data and Internet Competition

China Telecom, China Netcom and China Railcom are our major competitors in the data services business in their respective service areas.  Other competitors include China Satcom.  While China Telecom, China Netcom, China Railcom, China Mobile, China Satcom and we are the only Internet backbone operators in China, there are many retail Internet service providers throughout China.  China Telecom and China Netcom have leading positions in the Internet access market and are the largest wholesale Internet service providers in their respective service areas.  However, the separation of the fixed line incumbent China Telecom into China Telecom and China Netcom in 2002 has served to enhance our competitive advantage.  Our data and Internet networks have nationwide access, which offers convenience and flexibility to our institutional customers, whereas the respective networks of China Telecom and China Netcom only extend to their respective service areas.  We have obtained approval to operate and franchise a nationwide chain of Internet cafes and, to date, have opened more than 100 upscale Internet cafes nationwide.

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

Trademarks

We conduct our businesses under the Unicom name and logo.  Unicom Group is the registered proprietor in China of the “Unicom” trademark in English and the trademark bearing the Unicom logo.  Unicom Group has also applied and became the registered proprietor of the trademark of the word “Unicom” in Chinese.  Unicom Group has granted us the right to use these trademarks on a royalty-free basis, and to license to us any trademark that it registers in China in the future which incorporates the word Unicom.

Regulatory and Related Matters

The telecommunications industry in China is subject to a high degree of government regulation.  The primary regulatory authority of the Chinese telecommunications industry is the MII.  The State Council, the National Development and Reform Commission (the former State Development Planning Commission), the Ministry of Commerce (formerly, the Ministry of Foreign Trade and Economic Cooperation) and other governmental authorities also maintain regulatory responsibilities over certain aspects of the Chinese telecommunications industry.

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

After its accession to the WTO in December 2001, China promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, effective on January 1, 2002, implementing its commitments to the WTO.  Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in China to foreign operators.  However, the presence or absence of foreign investments in an applicant for telecommunications licenses will presumably bear no direct relation to the decision on whether to issue licenses, in as much as the issuance of new licenses is governed by a separate set of rules and regulations.  The specific market-opening commitments China made to the WTO regarding fixed line services, mobile services and value-added telecommunication services are as follows.

•                                          For fixed line services:

(1)                                  Within three years after accession: foreign service providers will be permitted to establish joint venture enterprises and provide services in and between the cities of Shanghai, Guangzhou and Beijing; foreign ownership in such joint ventures shall be no more than 25%;

(2)                                  Within five years after accession: the services areas will be expanded to include services in and between an additional 14 cities of Chengdu, Chongqing, Dalian, Fuzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shenyang, Shenzhou, Xiamen, Xi’an, Taiyuan and Wuhan, or, the additional 14 cities; foreign ownership shall be no more than 35%; and

(3)                                  Within six years after accession: there will be no geographic restriction and foreign ownership shall be no more than 49%.

•                                          For mobile voice and data services:

(1)                                  Upon accession: foreign service providers will be permitted to establish joint venture enterprises and provide services in and between the cities of Shanghai, Guangzhou and Beijing; foreign ownership in such joint ventures shall be no more than 25%;

(2)                                  Within one year after accession: the services areas will be expanded to include services in and between the additional 14 cities; foreign ownership shall be no more than 35%;

(3)                                  Within three years after accession: foreign ownership shall be no more than 49%; and

(4)                                  Within five years after accession: there will be no geographic restriction and the foreign ownership shall be no more than 49%.

•                                          For value-added telecommunication services:

(1)                                  Upon accession: foreign service providers will be permitted to establish joint venture enterprises and provide services in and between the cities of Shanghai, Guangzhou and Beijing; foreign ownership in such joint ventures shall be no more than 30%;

(2)                                  Within one year after accession: the services areas will be expanded to include services in and between the additional 14 cities; foreign ownership shall be no more than 49%; and

(3)                                  Within two years after accession: there will be no geographic restriction, foreign ownership shall be no more than 50%.

The MII promulgated Measures on the Administration of Telecommunication Business Licenses, which took effect on January 1, 2002.  Those rules apply to the application for, examination and approval of, telecommunications business licenses in China.

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

Tariff Setting and Price Controls

The levels and categories of our current tariffs are subject to regulation by various government authorities, including the MII, the National Development and Reform Commission (the former State Development and Planning Commission), and, at the local level, the relevant provincial Telecommunications Administration Bureaus and price regulatory authorities.  Under the Telecommunications Regulations, telecommunications tariffs are categorized into State-fixed tariffs, State-guidance tariffs and market-based tariffs.  For example, there are State-guidance tariffs for cellular services, fixed line telephony services and leased lines services that are set jointly by the MII and the National Development and Reform Commission.  Tariffs for telecommunications services where adequate competition has already developed may be set by the service providers as market-based tariffs.  In 1997, the Chinese government granted us preferential treatment by allowing us to vary our cellular tariffs by up to 10% from the state-guidance rates.

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

In June 2003, the Ministry of Finance and the MII jointly issued a circular to revoke certain fees including one-time installation fees charged to the fixed line telephone users and one-time activation fees charged to the cellular subscribers.

Interconnection Arrangements

In 1999, the MII issued provisional regulations on interconnection and settlement arrangements.  These regulations contain specific provisions regarding, among other things, revenue sharing methods and settlement mechanisms and interconnection agreements among telecommunications service providers.  The Telecommunication Regulations reaffirmed the obligations of dominant telecommunications operators in China to provide interconnection with other operators.  The MII adjusted the interconnection revenue sharing and settlement arrangements, effective from March 21, 2001, and further adjusted them on October 28, 2003.  We have entered into interconnection and settlement agreements with China Telecom, China Netcom, China Mobile and China Railcom that implement the regulatory requirements.

The following table sets forth our interconnection revenue sharing and settlement arrangements with fixed line operators and China Mobile for local calls before and after the regulatory adjustment in 2003.

Network from which calls originated	Network at which calls terminated	Old Settlement Arrangement (under 2001 regulations)	New Settlement Arrangement (under 2003 regulations)

Unicom’s cellular network	Fixed line operators’ public fixed line network	(1) Unicom collects the local cellular usage charge from its subscribers (2) Unicom pays RMB0.006 per 6 seconds to fixed line operators	(1) Unicom collects the local cellular usage charge from its subscribers (2) Unicom pays RMB0.06 per minute to fixed line operators

Fixed line operators’ public fixed line network	Unicom’s cellular network	No revenue sharing or settlement	No revenue sharing or settlement

Unicom’s cellular network	China Mobile’s cellular network	No revenue sharing or settlement	(1) Unicom collects the cellular usage charge from its subscribers (2) Unicom pays RMB0.06 per minute to China Mobile

China Mobile’s cellular network	Unicom’s cellular network	No revenue sharing or settlement	(1) China Mobile collects the cellular usage charge from its subscribers (2) China Mobile pays RMB0.06 per minute to Unicom

The following table sets forth our interconnection revenue sharing and settlement arrangement with fixed line operators and China Mobile for domestic long distance calls before and after the regulatory adjustment in 2003.

Network from which calls originated	Network at which calls terminated	Old Settlement Arrangement (under 2001 regulations)	New Settlement Arrangement (under 2003 regulations)

Unicom’s cellular network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of such fixed line operator

(1)  Unicom collects the domestic long distance tariff and local call tariff from its subscribers

(2)  Unicom keeps RMB0.006 per 6 seconds and pays the rest of the domestic long distance tariff to fixed line operators

(1)  Unicom collects the domestic long distance tariff and local call tariff from its subscribers

(2)  Unicom keeps RMB0.06 per minute and pays the rest of the domestic long distance tariff to fixed line operators

Unicom’s cellular network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of Unicom

(1)  Unicom collects the domestic long distance tariff and local call tariff from its subscribers

(2)  Unicom pays RMB0.06 per minute to fixed line operators, and keeps the rest of the domestic long distance tariff

(1)  Unicom collects the domestic long distance tariff and local call tariff from its subscribers

(2)  Unicom pays RMB0.06 per minute to fixed line operators, and keeps the rest of the domestic long distance tariff

Fixed line operators’ public fixed line network at area A	Unicom’s cellular network at area B, if through the long distance network of Unicom	(1) Fixed line operators collect the domestic long distance tariff from their subscribers (2) Fixed line operators keep RMB0.006 per 6 seconds and pay the rest to Unicom	(1) Fixed line operators collect the domestic long distance tariff from their subscribers (2) Fixed line operators keep RMB0.06 per minute and pay the rest to Unicom

Fixed line operators’ public fixed line network at Area A	Unicom’s cellular network at area B, if through the long distance network of such fixed line operator	(1) Fixed line operators collect the domestic long distance tariff from their subscribers (2) Fixed line operators pay RMB0.06 per minute to Unicom and keep the rest	(1) Fixed line operators collect the domestic long distance tariff from their subscribers. (2) Fixed line operators pay RMB0.06 per minute to Unicom and keep the rest

Fixed line operators’ public fixed line network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of Unicom

(1)  Fixed line operators on the originating end collect the domestic long distance tariff from their subscribers

(2)  Fixed line operators keep RMB0.006 per 6 seconds and pay the rest to Unicom

(3)  Unicom then pays RMB0.006 per 6 seconds to fixed line operators on the receiving end

(1)  Fixed line operators on the originating end collect the domestic long distance tariff from their subscribers

(2)  Fixed line operators keep RMB0.06 per minute and pay the rest to Unicom

(3)  Unicom then pays RMB0.06 per minute to fixed line operators on the receiving end

Unicom’s cellular network at area A	China Mobile’s cellular network at area B, if through the long distance network of China Mobile

(1)  Unicom collects the domestic long distance tariff and local call tariff from its subscribers

(2)  Unicom keeps RMB0.006 per 6 seconds and pays the rest of the domestic long distance tariff to China Mobile

(1)  Unicom collects the domestic long distance tariff and local call tariff from its subscribers

(2)  Unicom keeps RMB0.06 per minute and pays the rest of the domestic long distance tariff to China Mobile

China Mobile’s cellular network at area A	Unicom’s cellular network at area B, if through the long distance network of Unicom

(1)  China Mobile collects the domestic long distance tariff and local call tariff from its subscribers

(2)  China Mobile keeps RMB0.006 per 6 seconds and pays the rest of the domestic long distance tariff to Unicom

(1)  China Mobile collects the domestic long distance tariff and local call tariff from its subscribers

(2)  China Mobile keeps RMB0.06 per minute and pays the rest of the domestic long distance tariff to Unicom

The following table sets forth our interconnection revenue sharing and settlement arrangement with fixed line operators for international long distance calls through their international gateways before and after the regulatory adjustment in 2003.

Type of calls	Old Settlement Arrangements (under 2001 regulations)	New Settlement Arrangements (under 2003 regulations)

Outgoing calls from Unicom’s cellular network, if through the international long distance network of fixed line operators

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

(2) Unicom keeps RMB0.06 or RMB0.54 per minute (depending on whether through Unicom’s domestic long distance network) and pays the rest of the international long distance tariff to fixed line operators

Incoming calls to Unicom’s cellular network, if through the international long distance network of fixed line operators	(1) Unicom receives RMB0.006 or RMB0.054 per 6 seconds from fixed line operators (depending on whether through Unicom’s domestic long distance transmission line)	(1) Unicom receives RMB0.06 or RMB0.54 per minute from fixed line operators (depending on whether through Unicom’s domestic long distance network)

The following table sets forth our interconnection revenue sharing and settlement arrangements with fixed line operators for IP telephony long distance calls through our network before and after the regulating adjustment in 2003.

Network from which calls originated	Network at which calls terminated	Old Settlement Arrangement (under 2001 regulations)	New Settlement Arrangement (under 2003 regulations)

Unicom’s cellular network at area A	Fixed line operators’ public fixed line network at area B (if through Unicom’s IP telephony network)	(1) Unicom collects the IP telephony long distance charges and local call tariff from its subscribers (2) Unicom pays RMB0.006 per 6 seconds to fixed line operators on the receiving end	(1) Unicom collects the IP telephony long distance charges and local call tariff from its subscribers (2) Unicom pays RMB0.06 per minute to fixed line operators on the receiving end

Fixed line operators’ public fixed line network at area A	Fixed line operators’ public fixed line network at area B (if through Unicom’s IP telephony network)

(1)  Unicom collects the IP telephony long distance charges from its subscribers

(2)  Unicom pays RMB0.006 per 6 seconds to fixed line operators on the receiving end

(3)  No settlement between Unicom and fixed line operators on the originating end

(1)  Unicom collects the IP telephony long distance charges from its subscribers

(2)  Unicom pays RMB0.06 per minute to fixed line operators on the receiving end

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

Universal Services

Telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the Chinese government, and the MII has the authority to delineate the scope of its universal service obligations.  The MII may also select universal service providers through a tendering process.  The MII, together with the finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services.  These rules have not yet been promulgated and there are currently no regulatory requirements relating to the provision of universal services in China.

The MII has recently required all Chinese telecommunication service providers to provide telephone services in a number of remote villages in China as transitional measures prior to the formalization of a universal service obligation framework.  The MII and other relevant government authorities are still in the process of finalizing the regulations relating to the provision of such universal services.  Such regulations, if promulgated, may require us to incur significant relevant expenses to fulfill our universal service obligations.

Capital Investment

Unicom Group is authorized to approve a project with a total investment of less than RMB200 million.  Any investment project involving a total capital investment in excess of RMB200 million is required to be reviewed by the National Development and Reform Commission and approved by the State Council.

Others

As a company with substantially all of our operations in China, we, along with our controlling shareholder, Unicom Group, are subject to various regulations of the PRC government in addition to those regulating the telecommunications industry.  PRC regulatory authorities, such as the State Bureau of Taxation, National Audit Office, State Administration of Industry and Commerce and local price bureaus, exercise extensive control over various aspects of our businesses and conduct various regular inspections, examinations and/or audits on us and Unicom Group.  In addition, as one of the key State-owned enterprises under the direct supervision of the State-owned Assets Supervision and Administration Commission, Unicom Group is also subject to periodic audit by the National Audit Office, or the NAO.  The NAO is currently conducting an audit on Unicom Group and its subsidiaries, including us.  As the NAO audit has not yet been completed, we cannot predict at this time the results of such audit or the extent of its possible effect on our company.

C.            Organizational Structure

We are incorporated in Hong Kong and are 77.42% indirectly owned by the Unicom Group and 22.58% owned by public shareholders as of the date of this annual report.  See “A. History and Development of the Company” under this Item 4.  Set forth below are details of our significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership Interest
China Unicom Corporation Limited	China	100%

Unicom New Century Telecommunications Corporation Limited, or Unicom New Century	China	100%

Unicom New World Telecommunications Corporation Limited, or Unicom New World*	China	100%

*                  Held through Unicom New World (BVI) Limited, our direct wholly-owned subsidiary.

D.            Properties

Our principal executive offices are located in Hong Kong.  We also maintain executive offices in Beijing.  We own and lease a large number of offices, retail outlets, equipment rooms and base stations throughout China.  For some of those properties we own, we have not obtained land use rights certificates or building ownership certificates.  In some cases, we have not entered into formal lease agreements with the lessors or the lessors do not possess requisite title certificates.  We believe that it is unlikely that we would be denied our right to use a large number of these properties at any given time.  Our controlling shareholder, Unicom Group, has agreed to indemnify us against any loss or damages incurred by us that are caused by or arising from any challenge of, or interference with, our right to use these properties.

Item 5.  Operating and Financial Review and Prospects

You should read the following discussion and analysis together with the selected financial data set forth in Item 3 and the consolidated financial statements included in this annual report.  The financial statements have been prepared in accordance with HK GAAP, which differs in certain respects from US GAAP.  Note 41 to the consolidated financial statements summarizes the nature and effects of significant differences between HK GAAP and US GAAP as they relate to our financial statements and provides a reconciliation to US GAAP of our net income and shareholders’ equity.  In addition, Note 41 to our consolidated financial statements includes our condensed consolidated financial information prepared and presented in accordance with US GAAP for the relevant periods.  Our consolidated financial statements present, and the discussion and analysis under this Item 5 pertain to, our consolidated financial position and results of operations as of and for the years ended December 31, 2001, 2002 and 2003.  On December 31, 2002 and 2003, we completed the acquisition of Unicom New Century from Unicom Group, and the acquisition of Unicom New World from Unicom Group and sale of Guoxin Paging to Unicom Group, respectively.  Our consolidated financial statements for the financial year ended December 31, 2003 reflect the results of operations of Unicom New Century and Guoxin Paging but do not include the results of operations of Unicom New World.  Our consolidated financial statements for the financial year ended December 31, 2002 do not include the results of operations of Unicom New Century.  See “—Acquisitions of Unicom New Century and Unicom New World and the Sale of Guoxin Paging” below under this Item 5.

Overview

We are an integrated provider of telecommunications services in China and offer a wide range of telecommunications services, including the following, which also constitute our major operating segments:

•                                          GSM cellular service in 21 provinces, 5 autonomous regions and 4 municipalities (15 provinces, 2 autonomous regions and 4 municipalities prior to the acquisition of Unicom New World);

•                                          CDMA cellular service in 21 provinces, 5 autonomous regions and 4 municipalities (15 provinces, 2 autonomous regions and 4 municipalities prior to the acquisition of Unicom New World);

•                                          Public switched international and domestic long distance service nationwide in China;

•                                          IP telephony based international and domestic long distance and data and Internet services nationwide in China; and

•                                          Until December 31, 2003, paging services nationwide in China.

The table below sets forth operating revenue from our major businesses and the respective percentage of our total operating revenue in 2001, 2002 and 2003.

	For the year ended December 31,
	2001		2002		2003
	RMB in millions	% of Total Operating Revenue	RMB in millions	% of Total Operating Revenue	RMB in millions	% of Total Operating Revenue
Total operating revenue	29,393	100.0%	40,577	100.0%	67,636	100.0%
Total service revenue	28,156	95.8%	38,333	94.5%	64,040	94.7%
GSM	20,505	69.8%	27,388	67.5%	40,304	59.6%
CDMA	—	—	3,225	7.9%	16,623	24.6%
Long distance revenue	1,489	5.1%	2,766	6.8%	2,273	3.4%
Data and Internet revenue	1,820	6.2%	2,793	6.9%	3,437	5.1%
Paging	4,342	14.7%	2,161	5.4%	1,403	2.0%
Sales from telecommunications products	1,237	4.2%	2,244	5.5%	3,596	5.3%

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

•                                          Connection fees are one-time activation fees charged to our GSM cellular and paging subscribers prior to July 2001 (no longer charged).  We recognize connection fee revenue upon activation of service under HK GAAP.

•                                          Interconnection revenue from other telecommunications operators, including Unicom Group, for calls made from their networks to our networks and roaming-in fees for calls made by cellular subscribers of other operators using our cellular networks.  We recognize interconnection revenue when the relevant calls are made by subscribers.

•                                          Leased line rental revenue from leases of transmission lines on our networks to Unicom Group, business customers and other telecommunications carriers in China.  We recognize leased line rental revenue on a straight-line basis over the relevant lease term.

•                                          Other revenue primarily from valued-added services, such as short message services.  We recognize revenue for valued-added services when the services are rendered.

•                                          Sales of telecommunication calling cards, representing pre-paid service fees, are recorded as advances from customers and recognized as revenue when the service is rendered upon actual use of the cards.

Along with the rapid growth of China’s telecommunications industry, particularly in the cellular communications sector, our total operating revenue in 2003 increased by 66.7% from 2002.  This increase was primarily the result of the continued growth in revenue of our cellular business, including the strong growth of our CDMA service since its introduction in 2002, and the growth of our long distance, data and Internet services, as well as the effect of including revenue attributable to Unicom New Century, which we acquired effective December 31, 2002.  Our paging revenue has declined over this period as China’s paging market continued to decline.  We believe that the growth of our cellular businesses and our long distance, data and Internet businesses have resulted in developments in our revenue structure that reflect our strategy of targeting high growth, high margin areas of China’s telecommunications industry.  Service revenue from our cellular businesses as a percentage of total operating revenue increased from 75.4% in 2002 to 84.2% in 2003.  Service revenue from long distance, data and Internet businesses fell to 8.4% of operating revenue in 2003, from 13.7% of our total operating revenue in 2002.  Paging service revenue fell by 35.1% in 2003.  We aim to further leverage our position as an integrated telecommunications operator in order to continue to drive the growth of our GSM and CDMA cellular businesses and long distance, data and Internet businesses.

The following table sets forth our major operating expense items and operating income, both in terms of amount and as a percentage of total operating revenue in 2001, 2002 and 2003.

	For the year ended December 31,
	2001		2002		2003
	RMB in millions	% of Total Operating Revenue	RMB in millions	% of Total Operating Revenue	RMB in millions	% of Total Operating Revenue
Total Operating Revenue	29,393	100.0%	40,577	100.0%	67,636	100.0%

Total Operating Expenses	24,129	82.1%	33,253	82.0%	59,122	87.4%

Leased line and network capacities	853	2.9%	1,583	3.9%	4,320	6.4%
Interconnection charges	2,073	7.1%	3,230	8.0%	5,921	8.8%
Depreciation and amortization	8,262	28.1%	11,256	27.7%	16,385	24.2%
Personnel	2,487	8.5%	3,335	8.2%	4,575	6.8%
Selling and marketing	3,613	12.3%	5,981	14.7%	15,157	22.4%
General, administrative and other expenses	5,499	18.7%	5,632	13.9%	9,112	13.5%
Cost of telecommunications products sold	1,342	4.6%	2,236	5.5%	3,652	5.4%
Operating income	5,264	17.9%	7,324	18.0%	8,514	12.6%

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

As a percentage of total operating revenue, total operating expenses in 2003 were 87.4% compared to 82.0% in 2002.  We continue to aim to strengthen management, integrate our businesses and control costs to achieve greater overall efficiency.

For the first three months of 2004, our unaudited total revenue was RMB19.59 billion, including RMB11.78 billion from GSM cellular services, RMB5.73 billion from CDMA cellular services, RMB0.94 billion from long distance services, RMB0.37 billion from data and Internet services and RMB0.78 billion from the sale of telecommunications products.

Acquisitions of Unicom New Century and Unicom New World and the Sale of Guoxin Paging

In December 2003, we acquired from Unicom Group the GSM cellular assets and businesses and CDMA businesses of Unicom New World in the following 9 provinces and autonomous regions in China: Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Xizang autonomous regions.  The total purchase price was HK$3,014,886,000 (approximately RMB3.2 billion), payable in cash.  On the same date, we also completed the sale of the entire equity interests of Guoxin Paging to Unicom Group for a total sale price of HK$2,590,917,656 (approximately RMB2.75 billion), and such proceeds were applied to our general working capital.

Under HK GAAP, we have adopted the purchase method to account for our acquisition from Unicom Group of Unicom New World, which became effective on December 31, 2003.  Under the purchase method, in accordance with HK GAAP, our consolidated financial statements incorporate the results of operations of Unicom New World only from the date of the acquisition.  Since the effective date of the acquisition was December 31, 2003, our consolidated financial statements included in this annual report do not include the results of operations of Unicom New World.  Our consolidated balance sheet as of December 31, 2003 includes the financial position of Unicom New World, with the difference between the cost of the acquisition and the fair value of the identifiable assets and liabilities acquired being recognized as goodwill, which is amortized on a straight line basis over its beneficial life of 20 years.  We expect the acquisition to have a material impact on our overall results of operations going forward.

Under US GAAP, the acquisition of Unicom New World is accounted for as a transfer of businesses under common control.  Under this method, the acquired assets and liabilities are accounted for at their historical cost under US GAAP and the consolidated financial statements prepared under US GAAP for all periods presented are retroactively restated as if Unicom New World had always been part of our company since inception.  This method is reflected in the significant differences between HK GAAP and US GAAP provided in Note 41 to our consolidated financial statements.

Under HK GAAP, the sale of Guoxin Paging by us to the Unicom Group, which became effective on December 31, 2003, has been accounted for as a sale of discontinued operation. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of December 31, 2003 was recorded as the loss on sale of discontinued operation in our consolidated income statement for the year ended December 31, 2003. The operating results of Guoxin Paging from January 1, 2003 to the effective date of the sale of Guoxin Paging were included in our consolidated income statement for the year ended December 31, 2003.

Under US GAAP, the sale of Guoxin Paging to Unicom Group is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value. In addition, under US GAAP, the results of operations of a component or segment of an entity that has been disposed of should be reported in discontinued operations as a separate component of income, separately from continuing operations, in the period in which the disposal occurred and in prior periods. Accordingly, all the operating results of Guoxin Paging have been grouped into and reported in the income statement as “Discontinued operation – Loss from discontinued operation” under US GAAP.

On December 31, 2002, we completed the acquisition of Unicom New Century from Unicom Group.  Similar to the treatment of the acquisition of Unicom New World described above, we adopted the purchase method under HK GAAP, under which the results of operations of Unicom New Century were included in our consolidated financial statements for the fiscal year ended December 31, 2003 only.

The acquisitions of Unicom New Century and Unicom New World and the sale of Guoxin Paging have had a material impact on our overall results of operations.  In particular, our financial results in 2003 were significantly affected by the inclusion of the results of operations for Unicom New Century we acquired effective December 31, 2002.  By comparison, our financial results in 2002 did not include the results of operations of Unicom New Century.  See “- Operating Results - Year Ended December 31, 2003 Compared to Year Ended December 31, 2002” below.  These acquisitions have, among other things, significantly expanded the size of the telecommunications markets we serve and increased the number of our subscribers and usage of our services.  As a result, our operating revenue and operating expenses have also increased significantly.

The following are certain summary consolidated results of operation information for the years ended December 31, 2001, 2002 and 2003 and financial position information as of December 31, 2002 and 2003 for us and Unicom New World, as separate entities and on a combined basis after the acquisition of each entity, prepared under US GAAP.  The financial information prepared under US GAAP reflect retroactive restatement for the acquisition and reconciliation for other differences from HK GAAP to US GAAP.

	The Group (before the acquisition of Unicom New World)	Unicom New World	Elimination	The Group (after the acquisition of Unicom New World)
	RMB’000	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2001

Results of operations:
Operating revenue (Turnover)	30,024,754	2,905,547	(428,980)	32,501,321
Net income from continuing operations	5,784,497	81,174	—	5,865,671
Net loss from discontinued operation	(710,176)	—	—	(710,176)
Net income	5,074,321	81,174	—	5,155,495
Basic earnings per share (RMB)	0.404	—	—	0.411

As of/for the year ended December 31, 2002

Results of operations:
Operating revenue (Turnover)	45,800,199	5,238,615	(623,566)	50,415,248

Net income from continuing operations	5,611,683	(116,694)	(2,185)	5,492,804
Net loss from discontinued operation	(422,213)	—	—	(422,213)
Effect to change in accounting policy	(42,175)	—	—	(42,175)
Net income	5,147,295	(116,694)	(2,185)	5,028,416
Basic earnings per share (RMB)	0.410	—	—	0.401

Financial position:
Non-current assets	118,644,755	12,571,854	—	131,216,609
Current assets	31,921,101	2,153,980	(655,797)	33,419,284
Total assets	150,565,856	14,725,834	(655,797)	164,635,893
Non-current liabilities	41,673,150	8,025,450	—	49,698,600
Current liabilities	44,609,442	6,200,210	(653,612)	50,156,040
Total liabilities	86,282,592	14,225,660	(653,612)	99,854,640
Minority interests	566,257	—	—	566,257
Net assets	63,717,007	500,174	(2,185)	64,214,996

As of/for the year ended December 31, 2003

Results of operations:
Operating revenue (Turnover)	65,055,706	8,116,512	(1,213,965)	71,958,253
Net income from continuing operations	5,719,316	348,762	2,185	6,070,263
Net loss from discontinued operation	(1,341,840)	—	—	(1,341,840)
Net income	4,377,476	348,762	2,185	4,728,423
Basic earnings per share (RMB)	0.349	—	—	0.377

Financial position:
Non-current assets	115,104,870	13,064,550	—	128,269,420
Current assets	20,941,127	2,278,122	(975,965)	22,243,284
Total assets	136,045,997	15,342,672	(975,965)	150,412,704
Non-current liabilities	34,908,769	5,684,779	—	40,593,548
Current liabilities	37,478,355	7,404,263	(975,965)	43,906,653
Total liabilities	72,387,124	13,089,042	(975,965)	84,500,201
Net assets	63,658,873	2,253,630	—	65,912,503

Critical Accounting Policies

The preparation of our financial statements and this annual report requires us to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities, including contingent assets and liabilities, as at the relevant dates and revenue and expenses for the relevant periods.  We have identified the accounting policies and estimates below as critical to our business operations and an understanding of our results of operations and financial position.  The impact and any associated risks related to these policies on our business operations are discussed throughout this Item 5 where such policies affect our reported and expected financial results.  For a discussion of the application of these and other accounting policies, see Notes 2 and 3 to our consolidated financial statements included in this annual report.  There can be no assurance that actual results will not differ from those estimates and assumptions.

Deferral of CDMA Customer Acquisition Costs

We have been operating the CDMA business since the beginning of 2002.  In order to accelerate the development of the CDMA business and subscriber growth, we began to offer certain promotional packages in the second half of 2002.  As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use at no additional charge during the specified contract periods, which range from 6 months to 2 years.  In return, the subscribers are required to incur a minimum amount of service fees during the contract period.  If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given for their use.  In addition, to secure contract performance, these subscribers are required under their contracts to (1) prepay certain non-refundable amounts of service fees or deposits, (2) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate us for any loss in the event of the subscriber’s non-performance of related contractual obligations.

We consider the costs of the CDMA handsets provided to contractual subscribers under these promotional packages as part of the customer acquisition costs for the development of these new CDMA contractual subscribers.  Such customer acquisition costs are deferred, to the extent recoverable, and amortized over the contractual periods to match with the minimum contract revenue.

We determined our accounting policy of deferred customer acquisition costs of certain CDMA subscribers after a careful evaluation of our specific facts and circumstances, and believe that the capitalization of such costs appropriately matches with the future contractual revenues due to (1) the historically high ARPUs and low churn, default or bad debt rates of these subscribers; (2) our established procedures and the relative low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as non-refundable prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

Therefore, we believe that the deferred customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalization and amortization of these customer acquisition costs to match future revenue is an appropriate accounting policy.  Furthermore, we continuously assess and evaluate the recoverability of these deferred customer acquisition costs, based on the detailed review of historical subscriber churn rates and the estimated default rate. Based on our current assessment and evaluation, we believe that there is no significant problem in recovering the carrying amounts of the deferred customer acquisition costs as at December 31, 2003.

We have made the above recoverability assessments based on the current legal and operating environment relating to the subscribers’ contract performance and other information currently available to us.  Actual results may differ significantly from the current situation and our current estimates.  If the situation changes significantly in the future, we may need to expense off additional non-recoverable deferred customer acquisition costs based on conditions at that time.

Lease of CDMA Network Capacity

We have entered into a CDMA network capacity lease agreement with Unicom Group and Unicom Horizon.  Pursuant to this CDMA lease agreement, Unicom Horizon has agreed to lease the capacity of the CDMA network to us covering the nine provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei and the three municipalities of Beijing, Shanghai and Tianjin.  This lease became effective on January 8, 2002.

In addition, on December 31, 2002 and 2003, we acquired all the equity interests in Unicom New Century and Unicom New World, respectively, which together operate GSM and CDMA cellular businesses in another 12 provinces, one municipality and five autonomous regions in China.  Each of Unicom New Century and Unicom New World has also entered into a CDMA lease agreement with Unicom Group and Unicom Horizon on similar terms and conditions.  These lease agreements and our existing lease agreement will be referred to as the CDMA Lease Agreements.

According to the terms of the CDMA Lease Agreements, the initial lease period is for one year, renewable for additional one-year terms at our own option.  In January 2004, we renewed the CDMA Lease Agreements for CUCL and Unicom New Century for an additional one-year term.

We have assessed the appropriate lease classification at the inception of the CDMA Lease Agreements. Factors and related implications we have considered include whether we have the risks and rewards of ownership of the CDMA assets.  Furthermore, we have considered whether the existence of the purchase option and the annual renewal options, combined with the related economic penalties, risks and benefits, have caused us to take on risks and rewards similar to those that an owner of these assets would bear.

Unicom Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all contracts with suppliers and constructors.  We believe we only bear the risks associated with the operation of our CDMA business during the relevant leasing periods and are free from any ownership risks of the CDMA network.  According to the terms of the CDMA Lease Agreements, our initial lease period is only one year, with renewal for additional one-year terms at our own option.  Accordingly, there is no pre-determined lease period and minimum network capacity to be leased in future periods.  We have the option to determine whether we will renew and continue the leases and how much capacity to lease.  We also have the option to decide whether we will exercise the purchase option based on market environment and the future operating performance of the CDMA business subject to approvals obtained from our independent minority shareholders.

Accordingly, if the CDMA business turns out to be unsuccessful, we do not have the obligation to continue the CDMA lease arrangement or to exercise the purchase option.  On the other hand, we could continue to lease nominal capacity in order to ensure that no other operator takes possession of the assets to compete with us in our service areas.

In general, the classification of leases is dependent on whether the risks and rewards of ownership of the leased assets rest substantially with the lessor or the lessee.  Leases that substantially transfer to the lessee all the risks and rewards of ownership of the leased assets are accounted for as finance leases; and leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessor are accounted for as operating leases.  When performing this assessment, we have considered the various factors above that required significant judgment.

From the inception of the CDMA Lease Agreements, there has been a high degree of uncertainty related to the market condition and existing operating results of the CDMA business.  It remains highly uncertain whether we will continue to lease the network in the future or to estimate the future network capacity to be leased.  We are also unable to determine whether or not we will exercise the purchase option.  Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remain with Unicom Group and Unicom Horizon, we account for the leasing of CDMA network capacity as operating leases for the initial lease periods, estimated to be three years, so as to reflect the respective rights and obligations of the relevant parties to the CDMA Lease Agreements.  At the end of the effective lease term, we will reassess the appropriate classification based on the relevant facts and circumstances available at that time.

Based on the above assessment, only the operating lease expenses are recorded in our statements of income since the commencement of the CDMA Lease Agreements, whereas the carrying value of the CDMA assets and the related liabilities are not reflected in our balance sheet.  For the years ended December 31, 2002 and 2003, we recorded lease expenses of approximately RMB0.89 billion and RMB3.52 billion, respectively, under the CDMA Lease Agreements.

Impairment of Assets

As of the end of each year, we conduct a full review of various information to identify indications that the carrying values of our property, plant and equipment, construction-in-progress and other long-term assets may be impaired.  If such an indication exists, we will also estimate the related asset’s recoverable amount.  To the extent that the estimated recoverable amount of an asset is lower than its carrying amount, an impairment loss is recognized.  The information used to identify indications of impairment might be subjective in nature and the interpretation and application of such information requires judgment, the result of which directly affects our estimate of any impairment provision considered necessary as at any given balance sheet date.  To the extent our assumptions and estimations differ significantly from actual events and circumstances, we may need to make additional impairment provisions in the future.

In 2002, despite the fact that the revenue and subscriber number of the paging business continued to decline, it managed to maintain net cash inflows from operations.  Our paging business did not improve significantly because the traditional paging business was still declining, whereas the new value-added paging businesses were at their initial development stage, and thus, the real value of the paging business was not yet fully realized.  At that time, we were confident about the future prospects of these new value-added paging businesses, and we believed that they could generate sufficient future economic benefits to recover the carrying values of the existing paging assets.  Consequently, we believed that it was not necessary to make additional impairment provision for 2002.

Later on, in the first half of 2003, we conducted a re-assessment of the recoverable amount of the paging assets based on the best estimates of the discounted net future cash flows expected to be generated from the paging business in the foreseeable future years.  Management made key assumptions and estimations on the appropriate discount rate adopted (8% per annum), the period covered by the cash flow forecast, the impact of the continuous decline of traditional paging business, the future loss of subscribers, the expected trend in average revenue per subscriber, as well as incremental cash flows arising from new paging businesses and the effects of the adoption of cost reduction plans.  All these assumptions and estimations were made based on historical trends adjusted for the current market situation (including the physical condition of these assets) and the forecast of the future development of the new value-added paging businesses.

In the first half of 2003, based on our updated analysis and the worsening decline of the traditional paging business, we expected that the related incremental future cash inflows to be generated from the new value-added paging services, despite their continuous growth, were unlikely to offset the effects of the rapid decline of the traditional paging business in the future.  Consequently, based on the latest estimate of the discounted future net cash flows expected to arise from the continuing operations of the paging business, after considering the unexpected rapid decline of the traditional paging business in the first half of 2003, we concluded that the carrying amount of paging assets as at June 30, 2003 had exceeded their expected recoverable amounts.  Accordingly, we recorded an additional impairment loss for property, plant and equipment of the paging business amounting to approximately RMB528 million in the first half of 2003.  Subsequently, we sold the paging business to our ultimate parent company, Unicom Group, effective on December 31, 2003.  The disposal loss of this discontinued operation, representing the difference between the sales proceeds and the carrying amount of the net assets of the paging business as of the effective date of the disposal which amounted to approximately RMB663 million, was recognized and charged to the income statement in 2003.

Provision for Doubtful Debts

Accounts receivables are stated at cost, less provision for doubtful debts.  We evaluate specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible.  We record a provision based on our best estimates to reduce the receivable balance to the amount that is expected to be collected.  For the remaining receivable balances as of each period-end, we make a general provision based on the aging pattern of the receivable amounts and by applying reasonable percentages to the outstanding receivables.  We make such estimates based on our past experience, historical collection patterns, subscribers’ credit worthiness and collection trends.  For the general subscribers of our cellular, long distance, data and Internet services, we make a full provision for receivables aged over 3 months, which is consistent with our credit policy with respect to relevant subscribers.

Our estimates described above are based on our historical experience, subscribers’ credit worthiness and collection trends.  If circumstances change (e.g. due to factors including developments in our business and the external market environment), we may need to re-evaluate our policies on doubtful debts, and make additional provisions in the future.

Income Tax and Deferred Taxation

Income tax is provided for based on income before tax for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes and taking into consideration any preferential tax treatment to which we are entitled.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements.  Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

In the preparation of our financial statements, we estimate our income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which we are entitled in each location or jurisdiction in which we operate.  This process involves estimation made by us about our current tax exposure together with an assessment of temporary differences resulting from different treatment of items for tax and accounting purposes in order to determine the amount of tax provisions for the period.  We believe we have recorded adequate tax provisions based on our best estimates and assumptions.  For the evaluation of temporary differences, we have assessed the likelihood that our deferred taxes could be deferred and recovered.  Major deferred tax components include interests on loans from CCF joint ventures, loss arising from terminations of CCF arrangements, provisions for doubtful debts and write-down of inventory to net realizable value and additional depreciation deductible for tax purpose.  Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to RMB1.82 billion and RMB1.20 billion as of December 31, 2002 and 2003, respectively.  Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income from continuing operations in the foreseeable future.

We believe we have recorded adequate current and deferred taxes based on prevailing tax rules and regulations and our current best estimates and assumptions.  In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxes may be necessary.

Operating Results

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our results of operations in 2003 were materially affected by our acquisition of Unicom New Century effective December 31, 2002.  In particular, our operating revenue and operating expenses increased significantly in 2003. This was primarily due to the inclusion of the results of operations of Unicom New Century.  By comparison, our results in 2002 did not include the results of operations of Unicom New Century.  As result, our results of operations in 2003 are not directly comparable with those in prior years.  See “- Overview - Acquisitions of Unicom New Century and Unicom New World and the Sale of Guoxin Paging” above.  See also “A. The History and Development of the Company - Restructuring and Acquisition of Unicom New Century” under Item 4 above.

In 2003, our operating revenue continued to increase, by 66.7% from RMB40.58 billion in 2002 to RMB67.64 billion in 2003.  This growth was principally due to the strong growth of our CDMA cellular business and continued growth of our GSM cellular business, as well as the inclusion of revenue attributable to Unicom New Century, which we acquired effective December 31, 2002.  Our cellular businesses continued to increase in their percentage contribution to our overall business.  Our long distance, data and Internet businesses also continued to grow in terms of operating revenues and in their contribution to our business.

Due to factors discussed below, in 2003 our operating expenses grew 77.8%.  As a result, our operating income increased by 16.3% to RMB8.51 billion, while our operating margin decreased to 12.6%, as compared with 18.0% in 2002.  Operating margin in our GSM cellular business decreased from 27.2% in 2002 to 21.2% in 2003.  Our CDMA business recorded an operating income for the first time in the third quarter of 2003, and continued to grow for the remainder of the year.  In our long distance business, operating income decreased 31.6% in 2003 and operating margin, at 30.6% in 2003, decreased from 36.8% in 2002.  In our data and Internet businesses, operating income increased by 95.3% over 2002.  Our traditional paging business continued to decline, and despite our focus on cost reduction and development of new value-added paging services, it still experienced an operating loss in 2003.

Our net income in 2003 decreased by 8.3% to RMB4.22 billion, for reasons discussed below.

Operating Revenue

Operating revenue from our GSM cellular business grew steadily in 2003 and continued to be the major force behind our total operating revenue growth, contributing almost half of such growth in 2003, while operating revenue from our CDMA cellular business grew rapidly in 2003, significantly increasing its share of our total operating revenue for the year.  Our CDMA cellular business, introduced in January 2002, reached RMB18.58 billion in operating revenue in 2003, contributing 55.2% of our total operating revenue growth in that year.  Operating revenues from our GSM and CDMA cellular businesses represented 88.4% of our total operating revenue in 2003, as compared with 78.3% in 2002.  The growth of the CDMA cellular business can be seen in its share of our total operating revenue, which increased from 9.0% in 2002 to 27.5% in 2003, while the share of operating revenue from the GSM cellular business in our total operating revenue decreased from 69.3% in 2002 to 60.9% in 2003.  Operating revenues from our long distance and data and Internet businesses increased steadily, contributing 0.5% of our total operating revenue growth in 2003.  Operating revenues from our long distance business and our data and Internet businesses represented 3.3% and 5.1%, respectively, of our total operating revenue in 2003, as compared with 6.8% and 6.9%, respectively, in 2002.  The growth in our total operating revenue, however, was partially offset by the continued significant decline in operating revenue from our paging business, which also declined as a percentage of our total operating revenue from 8.0% in 2002 to 3.2% in 2003.  We believe the changes in our operating revenue composition reflect our focus on the development of our cellular businesses.

Cellular Revenue

For the reasons discussed below, operating revenues from our GSM and CDMA cellular businesses (including revenues from sales of telecommunications products) together increased by 88.1%, from RMB31.76 billion in 2002 to RMB59.75 billion in 2003.

GSM Cellular Business  Operating revenue from our GSM cellular business increased by 46.5%, from RMB28.11 billion in 2002 to RMB41.17 billion in 2003, primarily due to the continued increase in the total number of our total GSM cellular subscribers as a result of organic subscriber growth and the effect of our acquisition of Unicom New Century.  As a result of continuing cellular penetration expansion, an increase in the proportion of low-usage subscribers among new subscribers, an increased number of pre-paid subscribers, and increasing market competition negatively affecting effective pricing, ARPU from this business declined 15.8%, from RMB67.3 in 2002 to RMB56.7 in 2003.  Post-paid ARPU decreased by 19.5%, from RMB82.2 in 2002 to RMB66.2 in 2003, while pre-paid ARPU decreased by 15.0%, from RMB54.1 in 2002 to RMB46.0 in 2003.  The average MOU per subscriber per month increased 5.0%, from 165.5 minutes in 2002 to 173.7 minutes in 2003.  (The foregoing operational statistics do not include the effects of the acquisition of Unicom New World.)

Revenue from pre-paid GSM cellular service was RMB15.33 billion in 2003, a 52.1% increase from RMB10.08 billion in 2002.  Revenue from pre-paid services accounted for 37.2% of the service revenue from our GSM cellular business in 2003, an increase from 35.9% of the total service revenue from the GSM cellular business in 2002.  Pre-paid subscribers accounted for 73.8% of our new customers in 2003, compared to 81.1% in 2002 primarily due to the lower percentage of pre-paid subscribers of Unicom New Century, which was acquired by us on December 31, 2002, compared to the percentage of our pre-paid subscribers before the acquisition.

The table below sets forth the revenue composition of our GSM cellular business and each revenue item’s respective share of total GSM operating revenue in the years ended December 31, 2001, 2002 and 2003.

	2001		2002		2003
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total
Operating Revenue	21,326	100.0%	28,109	100.0%	41,166	100.0%
Service Revenue	20,505	96.2%	27,388	97.4%	40,303	97.9%
Usage Fee	14,938	70.0%	20,275	72.1%	29,072	70.6%
Monthly Fee	3,660	17.2%	4,169	14.8%	7,042	17.1%
Connection fee	205	1.0%	—	—	—	—
Interconnection Revenue	1,262	5.9%	1,710	6.1%	1,927	4.7%
Others	440	2.1%	1,234	4.4%	2,262	5.5%
Sales of Telecommunications Products	821	3.8%	721	2.6%	863	2.1%

Due to the growth in total usage of our GSM cellular services (including the effects of our acquisition of Unicom New Century) and the increasing proportion of pre-paid cellular subscribers (who do not pay monthly fees), usage fees for GSM cellular services increased by 43.3% from RMB20.28 billion in 2002 to RMB29.07 billion in 2003, and represented 72.1% of total GSM service revenue as compared with 74.0% in 2002.  For the same reasons, monthly fees increased by 68.9%, from RMB4.17 billion in 2002 to RMB7.04 billion in 2003, and represented 17.5% of total GSM service revenue as compared with 15.2% in 2002.  Interconnection revenue increased by 12.9% from RMB1.71 billion in 2002 to RMB1.93 billion in 2003, and represented 4.8% of total service revenue as compared with 6.2% in 2002.

While continuing to meet the diverse needs of our customers in the mass market, our GSM cellular business aims to actively pursue mid- to high-end customers through the development and promotion of value-added services.  Revenue from our GSM value-added cellular services increased 146.4%, from RMB0.84 billion in 2002 to RMB2.07 billion in 2003.  Its share of total GSM service revenue increased from 3.1% in 2002 to 5.0% in 2003.  Of the total revenue from GSM value-added cellular services, revenue from short messaging services increased 197.8% from RMB0.46 billion in 2002 to RMB1.37 billion in 2003, and its share of total GSM service revenue grew from 1.7% in 2002 to 3.4% in 2003.  Revenue from value-added services contributed significantly to the increase of our total GSM cellular revenue and, we believe, will continue to enhance our competitiveness in this business.

CDMA Cellular Business.  We began to provide CDMA cellular services on a trial basis on January 8, 2002.  Since then, our CDMA subscriber base has expanded rapidly as the market became more familiar with our CDMA services.  In the third quarter of 2003, our CDMA cellular business became profitable.  Since then, the growth in our CDMA subscriber base greatly boosted revenue from the CDMA cellular business.  Operating revenue from our CDMA cellular business reached RMB18.58 billion in 2003, a 409.3% increase over RMB3.65 billion in 2002.  This increase was primarily due to the rapid expansion of our CDMA cellular business as well as the effect of including revenue attributable to Unicom New Century, which we acquired effective December 31, 2002.  Our CDMA marketing strategy, which seeks to differentiate our CDMA services from our GSM services, has resulted in a rapid increase in the CDMA subscriber base, while successfully positioning the CDMA business in the marketplace as “enterprise, infotainment, health-conscious and trendy” services.  ARPU for our CDMA cellular business reached RMB128.4 in 2003, RMB62.2 higher than the ARPU of RMB66.2 for GSM post-paid cellular services.

The table below sets forth the revenue composition of our CDMA cellular business and each revenue item’s respective share of total CDMA operating revenue for the years ended December 31, 2002 and 2003.

	2002		2003
	RMB in million	As percentage of total	RMB in million	As percentage of total
Operating Revenue	3,648	100.0%	18,580	100.0%
Service Revenue	3,225	88.4%	16,624	89.5%
Usage Fee	2,231	61.2%	11,672	62.8%
Monthly Fee	713	19.5%	3,488	18.8%
Interconnection Revenue	184	5.0%	608	3.3%
Others	97	2.7%	856	4.6%
Sales of Telecommunications Products	423	11.6%	1,956	10.5%

CDMA usage fees increased by 423.3% from RMB2.23 billion in 2002 to RMB11.67 billion in 2003, and represented 70.2% of total CDMA service revenue as compared with 69.2% in 2002.  Monthly fees increased by 391.5%, from RMB0.71 billion in 2002 to RMB3.49 billion in 2003, and represented 21.0% of total CDMA service revenue as compared with 22.1% in 2002.  Interconnection revenue increased by 238.9% from RMB0.18 billion in 2002 to RMB0.61 billion in 2003, and represented 3.7% of total service revenue as compared with 5.7% in 2002.

With the introduction of our CDMA IX wireless data services in March 2003, we are also actively developing our CDMA wireless data business, by making efforts to convert the competitive edge of the CDMA technology into a competitive edge in operations in order to enhance competitiveness in the market and our appeal to subscribers.  Revenue from value-added CDMA cellular services reached RMB0.78 billion in 2003, an increase of 875.0% from RMB0.08 billion in 2002, and accounted for 4.7% of total service revenue from the CDMA cellular business, an increase of 2.2% from 2002.

Long Distance and Data and Internet Revenue

Operating revenue from our long distance and data and Internet businesses reached RMB5.73 billion, an increase of 2.8% from 2002.  We believe the steady growth in our long distance and data and Internet businesses demonstrates our positive long-term development outlook as an integrated telecommunications operator.

Long Distance Business.  Operating revenue from our traditional public switched long distance business decreased by 17.7%, from 2002 to RMB2.29 billion in 2003.  Such decrease is primarily due to the decrease in interconnection revenue from Unicom New Century caused by our acquisition of Unicom New Century.

Data and Internet Business.  We have fully leveraged the technological advantage of our multi-businesses integrated network platform.  Along with effectively expanding international and domestic call volume for IP telephony services, we have been targeting business subscribers and corporate subscribers in promoting services with distinctive features such as “UNI-VIDEO”, and we also have been targeting the mass market in promoting new services, such as “Ruyi Mailbox”.  At the same time, we have been continuing to develop integrated data, voice and video connection services, and dedicated and dial-up connection services.  As a result of these efforts, revenue from our data and Internet businesses rose by 23.1% from 2002 to RMB3.44 billion in 2003.

Paging Revenue

In 2003, revenue from our paging business (including revenues from sales of telecommunications products) was RMB2.16 billion.  Paging service revenue (i.e., excluding sales of paging-related telecommunications products) fell by 35.1% to RMB1.40 billion in 2003.  This decline is due to the continued decline in the traditional paging business.  Revenue from value-added and other services of the paging business reached RMB0.79 billion and accounted for 56.2% of the service revenue from the paging business.  We disposed of our paging business, effective December 31, 2003.

Operating Expenses

Operating expenses in 2003 were RMB59.12 billion, representing an increase of 77.8%, which was greater than the 66.7% growth in operating revenue for the same period.  As discussed below, a 172.9% increase in leased lines and network capacities expenses, a 153.4% increase in selling and marketing expenses and a 83.3% increase in the interconnection charges were the primary factors in the increase in operating expenses. Due to the launch of our CDMA business, selling and marketing expenses (which include the amortized portion of deferred customer acquisition costs under special promotional packages with certain CDMA contractual subscribers) and leased lines and network capacities expenses (which include the expenses from the CDMA network leases) increased faster than our operating revenue in 2003.  In addition, as our various business segments continued to develop, interconnection charges also increased faster than our operating revenue in 2003 since the interconnection rates remain unchanged while our effective tariffs have been declining due to continued price competition.  Our operating expenses as a percentage of total revenue increased to 87.4% in 2003, as compared with 82.0% in 2002.  We will continue to focus on cost control and optimization of our expense structure in order to ensure continued growth in earnings.

The table below illustrates the major expense items from 2001, 2002 and 2003 and their respective shares of total operating revenue.

	For the year ended December 31,
	2001		2002		2003
	RMB in million	% of Total Revenue	RMB in million	% of Total Revenue	RMB in million	% of Total Revenue
Total Operating Expenses	24,129	82.1%	33,253	82.0%	59,122	87.4%
Leased lines and network capacities	853	2,9%	1,583	3.9%	4,320	6.4%
Interconnection charges	2,073	7.1%	3,230	8.0%	5,921	8.7%
Depreciation and amortization	8,262	28.1%	11,256	27.7%	16,385	24.2%
Personnel	2,487	8.5%	3,335	8.2%	4,575	6.8%
Selling and marketing	3,613	12.2%	5,981	14.8%	15,157	22.4%
General, administrative and other expenses	5,499	18.7%	5,632	13.9%	9,112	13.5%
Include: Impairment loss and assets write-off of the Paging Business	665	2.3%	116	0.3%	557	0.8%
Cost of telecommunications products sold	1,342	4.6%	2,236	5.5%	3,652	5.4%

Leased Lines and Network Capacities. With the significant increase in our CDMA subscribers, the lease expense for CDMA network capacities increased 295.5%, from RMB0.89 billion in 2002 to RMB3.52 billion in 2003.  In addition, the effect of including leased line expenses for transmission lines used by Unicom New Century we acquired effective December 31, 2002 also contributed to the increase in our leased line expenses.  As result, the aggregate amount of our leased line expenses and network capacity lease expenses increased to RMB4.32 billion, representing an increase of 173.4% from 2002.  Leased lines and network capacities expenses as a percentage of total operating revenue rose from 3.9% to 6.4% in 2003.

Interconnection Charges. Interconnection charges reached RMB5.92 billion in 2003, representing an increase of 83.3% from 2002, primarily due to the increase in interconnection traffic volume as a result of the development of our GSM and CDMA cellular business and long distance business, as well as the effect of including interconnection expenses of Unicom New Century, which we acquired effective December 31, 2002.  Interconnection charges for our CDMA cellular business increased by 502.9%.  Interconnection charges increased by 61.8% for our GSM cellular business.  Interconnection charges for long distance, data and Internet business increased by 54.0%. As our various business segments continued to develop, interconnection charges as a percentage of total operating revenue also increased from 8.0% in 2002 to 8.7% in 2003.

Depreciation and Amortization. Depreciation and amortization expenses increased 45.6% to RMB16.39 billion in 2003, a lower growth rate than the growth in operating revenue.  The increase in depreciation and amortization expenses resulted from expanded network capacity, primarily in connection with the development of the GSM cellular business, the expansion of assets scale, and the effect of including depreciation expenses attributable to Unicom New Century, which we acquired on December 31, 2002.  Depreciation and amortization expenses as a percentage of total operating revenue decreased from 27.7% in 2002 to 24.2% in 2003.

Personnel. As of the end of 2003, we had 38,728 employees, an increase of 32.0% from 29,332 at the end of 2002 (excluding employees in the nine provinces, autonomous regions and municipalities we acquired through Unicom New Century at the end of 2002).  This increase was primarily due to the effect of including employees of Unicom New Century, which we acquired on December 31, 2002.  Our personnel expenses were RMB4.57 billion in 2003, its share as a percentage of total operating revenue dropping from 8.2% in 2002 to 6.8% in 2003. In order to align the interest of our employees with that of our shareholders, we have set up an employee share option scheme and granted options to qualified employees. During 2003, total share options involving 105,956,000 shares in our company were granted under the share option scheme.

Selling and Marketing. Our major selling and marketing expenses included commissions, promotion and advertising expenses and amortization of customer acquisition costs of contractual CDMA subscribers. Selling and marketing expenses totaled RMB15.16 billion in 2003, an increase of 153.4% from 2002. Amortization of CDMA subscribers acquisition costs in 2003 were RMB5.84 billion, an increase of 320.1% from 2002. The balance of unamortized deferred CDMA subscriber acquisition costs fell from RMB5.99 billion as of the end of 2002 to RMB4.04 billion as of the end of 2003. Due to the continued growth in the subscriber base of our various business segments (including the effect of our acquisition of Unicom New Century), the commissions to distributors and sales agents rose to RMB7.29 billion, an increase of 99.2%. Promotion and advertising expenses were RMB2.04 billion, an increase of 108.2%. Selling and marketing expenses as a percentage of operating revenue increased from 14.8% in 2002 to 22.4% in 2003.

General, Administrative and Other Expenses. Our general, administrative and other expenses were RMB9.11 billion in 2003, which includes an impairment loss and assets write-off of the paging business in the amount of RMB0.56 billion.  Total expenses in this category increased by 61.8% from 2002.  Excluding the impairment loss and assets write-off of the paging business, total expenses for this category increased by 51.9% from 2002.  General, administrative and other expenses as a percentage of total operating revenue decreased from 13.9% in 2002 to 13.5% in 2003.  In 2003, the provision for doubtful debts was RMB1.75 billion, an increase of 80.4% from 2002. Provision for doubtful debts as a percentage of service revenue increased slightly from 2.5% in 2002 to 2.7% in 2003. This has also given rise to an increase in our general, administrative and other expenses.

Cost of Telecommunications Products Sold. The cost of telecommunication products sold increased to RMB3.65 billion in 2003, an increase of 62.9% from RMB2.24 billion in 2002. The share of cost of telecommunications products sold as a percentage of operating revenue decreased from 5.5% in 2002 to 5.4% in 2003.

Operating Income

In 2003, our operating revenue increased by 66.7%, while our operating expenses increased by 77.8%.  As a result, our operating income reached RMB8.51 billion, an increase of only 16.3% from 2002 and our operating margin only decreased from 18.0% in 2002 to 12.6% in 2003.

GSM Cellular Business.  In our GSM cellular business, operating income reached RMB8.72 billion in 2003, which is an increase of 14.2% from 2002.  The growth in the operating income of our GSM cellular business is slower than the overall increase in our operating income, mainly reflecting the 15.8% decline in the ARPU for our GSM cellular business.  Our operating margin in the GSM cellular business decreased from 27.2% in 2002 to 21.2% in 2003.

CDMA Cellular Business.  We incurred a total operating loss of RMB0.29 billion in 2003 for our CDMA business.  While we incurred an operating loss of RMB0.57 billion for the first six months of 2003, we achieved an operating income of RMB0.28 billion in the second half of 2003, reflecting improving performance as that business became profitable in the third quarter of 2003.

Long Distance Business.  In our long distance business, operating income decreased 31.4%, from RMB1.02 billion in 2002 to RMB0.70 billion in 2003, primarily because of a reduction in the inter connection revenue after we acquired Unicom New Century in December 2002.  As a result, the operating margin in our long distance business, at 22.2% in 2003, decreased from 29.5% in 2002.

Data and Internet Business.  In our data and Internet businesses, we had an operating income of RMB0.75 billion in 2003, a 97.4% increase from 2002.  This resulted from the continued rapid growth in operating revenues in this business, together with our successful efforts to centralize operating expenses, which grew 56.9%.

Paging Business.  As our traditional paging business continued to decline, our operating losses from our paging business grew from RMB0.62 billion in 2002 to RMB1.20 billion in 2003.

Net Income

Loss on Sale of Discontinued Operation (Guoxin Paging).  The sale of Guoxin Paging to Unicom Group in 2003 resulted in a disposal loss in the amount of RMB0.66 billion.

Financial Income and Expenses.  Our financial income decreased from RMB0.47 billion in 2002 to RMB0.17 billion in 2003, mainly due to a decline in interest income resulting from a reduction in our cash and overall reduced applicable interest rates.  Our financial expenses increased from RMB1.47 billion in 2002 to RMB1.93 billion in 2003, primarily due to the acquisition of Unicom New Century.  The above factors resulted in a net financial expense of RMB1.76 billion in 2003, an increase of 76% from the net financial expense of RMB1.0 billion in 2002.

Income Tax.  Our income tax increased from to RMB1.89 billion in 2003, an increase of 9.8% from 2002.  Our effective tax rates in 2002 and 2003 were 27.3% and 31.0%, respectively.  The higher effective tax rate in 2003, as compared with 2002, was mainly due to the investment tax credits we received in 2002 in connection with the acquisition of certain domestic equipments.

Net Income.  For reasons analyzed in the above discussion, our net income fell to RMB4.22 billion in 2003.  Excluding the RMB0.56 billion in impairment loss and assets write-off of the paging business and the RMB0.66 billion loss on the sale of Guoxin Paging, our net income would have been RMB5.08 billion, representing an increase of 10.5% from 2002.  Earnings per share decreased 7.7%, from RMB0.366 in 2002 to RMB0.336 in 2003.

Impact of Differences between HK GAAP and US GAAP

In addition to the above management discussion and analysis of our results of the operation under HK GAAP between the years ended December 31, 2003 and 2002, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with US GAAP, we believe the following significant accounting differences between HK GAAP and US GAAP would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2003 and 2002 under US GAAP.  See also Note 41 to the consolidated financial statements for a more detailed summary of all significant accounting differences between HK GAAP and US GAAP that are relevant to us.

Under HK GAAP, the acquisition of Unicom New World on December 31, 2003 has been accounted for under the purchase method. Accordingly, the acquired results of operations have been incorporated into our operating results only from the date of the acquisition. In contrast, under US GAAP, our acquisition of Unicom New World has been accounted for as a transfer of businesses under common control. Under this method, the acquired assets and liabilities have been accounted for at historical cost under US GAAP and the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if Unicom New World had always been part of our company.

Under HK GAAP, the sale of Guoxin Paging to the Unicom Group is accounted for as a sale of discontinued operation. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of December 31, 2003 was recorded as a loss on sale of discontinued operation in our consolidated income statement for the year ended December 31, 2003. The operating results of Guoxin Paging from January 1, 2003 to the effective date of the sale of Guoxin Paging were included in our consolidated income statement for the year ended December 31, 2003.  Under US GAAP, the sale of Guoxin Paging is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value. In addition, under US GAAP, the results of operations of a component or segment of an entity that has been disposed of should be reported in discontinued operations as a separate component of income, separately from continuing operations, in the period in which the disposal occurred and in prior periods. Accordingly, all the operating results of Guoxin Paging have been grouped into and reported in the income statement as “Discontinued operation – Loss from discontinued operation” under US GAAP.

In addition, under HK GAAP, we recognized upfront non-refundable revenue, such as connection fee, when received upon completion of activation services. Under US GAAP, this upfront non-refundable revenue and the related direct incremental costs incurred are deferred and recognized over the estimated customer service periods.

Other than the above, there are no major material differences between HK GAAP and US GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2003 and 2002. Taking into account the operating results of the acquired business and the disposed business, our combined operating revenue under US GAAP increased from RMB50.42 billion in 2002, to RMB71.96 billion in 2003, representing an increase of 42.7%. Our net income under US GAAP decreased from RMB5.03 billion in 2002 to RMB4.73 billion in 2003, representing a decrease of 6.0%.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

In 2002, our operating revenue continued to increase rapidly, by 38.0% from RMB29.39 billion in 2001 to RMB40.58 billion in 2002.  This growth was principally due to continued growth from our GSM cellular business, as well as the introduction and growth of our CDMA cellular business.  Our cellular businesses continued to increase in their percentage contribution to our business.  Our long distance and data and Internet businesses also continued to grow quickly in terms of operating revenues and in their contribution to our business.

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

Our net income in 2002 decreased slightly by 0.08% to RMB4.60 billion for reasons as discussed below.

Operating Revenue

Operating revenue from our GSM cellular business grew rapidly and continued to be the major force behind our total operating revenue growth, contributing over half of such growth in 2002.  Our CDMA business, introduced in January 2002, reached RMB3.65 billion in operating revenue in 2002, contributing 32.6% of our total operating revenue growth in that year.  Operating revenues from our GSM and CDMA cellular businesses represented 69.3% and 9.0%, respectively, and 78.3% together, of our total operating revenue in 2002, as compared with 72.5% for our GSM business in 2001.  Operating revenues from our long distance and data and Internet businesses also increased rapidly, together contributing 20.9% of our total operating revenue growth in 2002.  Operating revenues from our long distance and data and Internet businesses represented 6.8% and 6.9%, respectively, of our total operating revenue in 2002, as compared with 5.1% and 6.2%, respectively, in 2001.  The growth in our total operating revenue was offset by the continued significant decline in operating revenue from our paging business, which also declined as a percentage of our total operating revenue from 16.2% in 2001 to 8.0% in 2002.  We believe the changes in our operating revenue composition reflect our focus on high growth businesses.

Cellular Revenue

For the reasons discussed below, operating revenues from our GSM and CDMA cellular businesses (including revenues from sales of telecommunications products) together increased by 48.9%, from RMB21.33 billion in 2001 to RMB31.76 billion in 2002.

GSM Cellular Business Operating revenue from our GSM cellular business increased by 31.8%, from RMB21.33 billion in 2001 to RMB28.11 billion in 2002, primarily due to a 42.9% increase in our subscriber base, from 27.03 million at the end of 2001 to 38.62 million at the end of 2002, and continued growth in total usage, as well as growth in revenue from value-added services.  As a result of continuing cellular penetration expansion, an increase in the proportion of low-usage subscribers among new subscribers, an increased number of pre-paid subscribers, and increasing market competition negatively affecting effective pricing, ARPU from this business declined 20.0%, from RMB86.3 in 2001 to RMB69.0 in 2002.  Post-paid ARPU decreased by 13.3%, from RMB94.8 in 2001 to RMB82.2 in 2002, while pre-paid ARPU decreased by 14.7%, from RMB63.4 in 2001 to RMB54.1 in 2002.  Average MOU decreased 3.3%, from 161.2 in 2001 to 155.8 in 2002.  These rates of decline were slower in 2002 than in 2001.  (The foregoing operational statistics do not include the effects of the acquisition of Unicom New Century.)

Revenue from pre-paid GSM cellular service was RMB10.08 billion in 2002, a 145.9% increase from RMB4.10 billion in 2001.  Revenue from pre-paid services accounted for 35.9% of the service revenue from our GSM cellular business in 2002, an increase from 19.2% of the total service revenue from cellular business in 2001.  Pre-paid subscribers accounted for 81.1% of our new customers in 2002, compared to 58.7% in 2001.

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

Due to the growth in total usage of our GSM cellular services and the increasing proportion of pre-paid cellular subscribers (who do not pay monthly fees), usage fees for GSM cellular services increased by 35.7%, from RMB14.94 billion in 2001 to RMB20.28 billion in 2002, and represented 74.0% of total GSM service revenue in 2002, as compared with 72.8% in 2001.  For the same reasons, monthly fees for GSM cellular services increased by 13.9%, from RMB3.66 billion in 2001 to RMB4.17 billion in 2002, and represented 15.2% of total GSM service revenue in 2002, as compared with 17.9% in 2001.  Interconnection revenue increased by 35.5%, from RMB1.26 billion in 2001 to RMB1.71 billion in 2002, and as a percentage of total GSM cellular service revenue, stayed roughly the same at 6.2%.  The increase in interconnection revenue resulted from rapid growth in incoming traffic from other networks as cellular coverage and subscriber bases continued to expand.

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

	For the six months ended June 30, 2002 (Unaudited)		For the year ended December 31,2002
	RMB in million	As percentage of total	RMB in million	As percentage of total
Operating Revenue	454	100.0%	3,648	100.0%
Service Revenue	354	78.0%	3,225	88.4%
Usage Fee	244	53.8%	2,231	61.2%
Monthly Fee	86	18.9%	713	19.5%
Interconnection Revenue	18	4.0%	184	5.0%
Others	6	1.3%	97	2.7%
Sales of Telecommunications Products	100	22.0%	423	11.6%

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

Long Distance and Data and Internet Revenue

Operating revenue from our long distance and data and Internet businesses (including revenues from sales of telecommunications products) reached RMB5.58 billion, an increase of 68.6% from 2001.  We believe the rapid growth in our long distance and data and Internet businesses demonstrates our positive long-term development outlook as an integrated telecommunications operator.

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

Operating revenue from our Internet business increased from RMB0.27 billion in 2001 to RMB0.62 billion in 2002, an increase of 129.6%.  This growth resulted from our efforts to continue to develop dedicated and dial-up connection services, and also explore other markets according to demand, such as VPN/VPDN, IDC, in-bound and out-bound international roaming and actively developed mobile Internet businesses, such as “Ruyi Mailbox,” short message download and mobile payment.

Paging Revenue

Paging operating revenue (including revenues from sales of telecommunications products) declined 31.9%, from RMB4.76 billion in 2001 to RMB3.24 billion in 2002.  Paging service revenue (excluding sales of paging-related telecommunications products) declined 50.2%, from RMB4.34 billion in 2001 to RMB2.16 billion in 2002.  This decline was due to continued decline in the traditional paging business, while new value-added paging businesses were still at their initial development stage.  We have continued to focus on developing new value-added paging businesses, including by leveraging our other services and overall strengths as an integrated telecommunications operator.  Operating revenues from valued-added services grew 241.7%, from RMB0.12 billion in 2001 to RMB0.41 billion in 2002 (including inter-segment revenues from other business segments).

In accordance with the terms of a CDMA handset procurement framework agreement between Unicom Group and Guomai, Unicom Group agreed to purchase CDMA handsets through Guomai in an effort to accelerate the growth of the CDMA handset market and CDMA services. This connected transaction resulted in an increase of revenue from sales of telecommunication products from RMB0.42 billion in 2001 to RMB1.08 billion in 2002.

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

The table below illustrates the major expense items in the years 2000, 2001 and 2002 and their respective share of total operating revenue.

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

Leased Lines and Network Capacities.  We effectively reduced our leased lines expenses by extending and optimizing our nationwide fiber optic network and improving the allocation and coordination of network resources.  However, as a result of the additional lease expense of RMB0.89 billion incurred in connection with the lease of CDMA network capacities from Unicom Group beginning in January 2002, our leased lines and network capacities expense increased by 85.5%, from RMB0.85 billion in 2001 to RMB1.58 billion in 2002.  Leased lines and network capacities expense as a percentage of total operating revenue increased from 2.9% in 2001 to 3.9% in 2002.  The foregoing factors, as well as decreased paging service volumes, resulted in a 55.7% decrease in leased line expenses in our paging business, from RMB0.31 billion in 2001 to RMB0.14 billion in 2002.

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

Data and Internet Business.  In our data and Internet businesses, we had an operating income of RMB0.38 billion in 2002, as compared to an operating loss of RMB0.27 billion in 2001.  This resulted from the continued rapid growth, at 58.2%, in operating revenues in this business, together with our successful efforts to control operating expenses, which grew 24.3%.

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

Income Tax.  Our income tax increased from RMB0.90 billion in 2001 to RMB1.72 billion in 2002. Our effective tax rates in 2001 and 2002 were 16.4% and 27.3%, respectively.  The higher effective tax rate in 2002, as compared with 2001, was mainly due to the greater proportion, in income before tax for 2001, represented by interest income from short-term bank deposits in Hong Kong (largely proceeds from our initial public offering), which was not subject to income tax in 2001. Upon the adoption of HK SSAP 12 in 2003, we have recognized the deferred tax assets relating to the provision for doubtful debts previously not recognized. This change in accounting policy has resulted in a decrease in income tax by approximately RMB145 million and RMB31 million for the years ended December 31, 2001 and 2002, respectively. See Note 3(a) to the consolidated financial statements for further details.

Net Income.  For reasons analyzed in the above discussion, our net income decreased slightly by 0.08%, from RMB4.601billion in 2001 to RMB4.598 billion in 2002. Earnings per share was reduced by 0.27%, from RMB0.367 in 2001 to RMB0.366 in 2002.

Impact of Differences between HK GAAP and US GAAP

In addition to the above management discussion and analysis of our results of the operation under HK GAAP between the years ended December 31, 2002 and 2001, in connection with the preparation and reconciliation of our consolidated financial information in accordance with US GAAP, we believe the following significant accounting differences between HK GAAP and US GAAP would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2002 and 2001 under US GAAP.  See also Note 41 to the consolidated financial statements for a complete summary of all significant accounting differences between HK GAAP and US GAAP that are relevant to us.

Under HK GAAP, the acquisition of Unicom New Century on December 31, 2002 has been accounted for under the purchase method. Accordingly, the acquired results of operations have been incorporated into our operating results only from the date of the acquisition. In contrast, under US GAAP, our acquisition of Unicom New Century has been accounted for as a transfer of businesses under common control. Under this method, the acquired assets and liabilities have been accounted for at historical cost under US GAAP and the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if the acquired entity had always been part of the acquirer.

In addition, under HK GAAP, we recognized upfront non-refundable revenue, such as connection fee, when received upon completion of activation services. Under US GAAP, this upfront non-refundable revenue and the related direct incremental costs incurred are deferred and recognized over the estimated customer service periods.

Under HK GAAP, goodwill is amortized over the expected economic lives of the acquired businesses. Under US GAAP, upon the adoption of Statements of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) by us on January 1, 2002, we no longer amortize goodwill but, rather, assess the goodwill of each identified reporting unit for impairment annually.  The adoption of SFAS 142 has resulted in a cumulative effect of accounting change of RMB42,175,000 (net of tax impact in the amount of RMB20,773,000) on January 1, 2002 and has been reflected in our condensed consolidated statement of income for the year ended December 31, 2002 under US GAAP.

Other than the above, there are no major material differences between HK GAAP and US GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2002 and 2001. Taking into account the operating results of the acquired business, our combined operating revenue under US GAAP increased from RMB32.50 billion in 2001 to RMB50.42 billion in 2002, representing an increase of 55.1%. Our net income under US GAAP decreased by 2.5% from RMB5.16 billion in 2001 to RMB5.03 billion in 2002.

Liquidity and Capital Resources

Working Capital and Cash Flows

As of the end of 2003, we had RMB9.22 billion of cash and cash equivalents and RMB0.91 billion of short-term bank deposits.  As of the end of 2003, we had negative working capital (current assets minus current liabilities) of RMB21.66 billion, compared to negative working capital of RMB12.71 billion at the end of 2002.  The decrease in working capital resulted primarily from (i) the increase in short-term bank loans to replace long-term bank loans; (ii) the cash payment for the acquisition of Unicom New World; and (iii) increased indebtedness as a result of the indebtedness of the newly-acquired Unicom New World.  We believe that we will have access to financing, in particular bank financing in the PRC and elsewhere, which together with net cash inflows from operations will be sufficient to fund our capital and liquidity needs.

The following table sets forth cash inflows and outflows in 2001, 2002 and 2003.

	For the year ended December 31,
	2001	2002	2003
	(RMB in millions)
Net cash inflows from operating activities	11,078	13,054	22,565
Net cash outflows from investing activities	(46,125)	(5,166)	(19,051)
Net cash (outflows) inflows before financing activities	(35,047)	7,888	3,514
Net cash inflows (outflows) from financing activities	8,743	(11,868)	(8,778)
Net decrease in cash and cash equivalents	(26,304)	(3,980)	(5,264)

Net cash inflows from operating activities increased by 73.0%, from RMB13.05 billion in 2002 to RMB22.57 billion, mainly reflecting the growth in our business and reduction in our capital expenditure.  Net cash inflows from operations increased from RMB15.68 billion in 2002 to RMB26.45 billion in 2003.  This increase was offset by an increase in net cash outflows from returns on investments and servicing of finance and taxation, from RMB2.62 billion in 2002 to RMB3.88 billion in 2003.  This increase in outflows in 2003 principally reflected net interest paid in the amount of RMB2.34 billion in 2003, as compared with net interest paid in the amount of RMB1.27 billion in 2002.

Net cash outflows from investing activities were RMB19.05 billion in 2003, compared to RMB5.17 billion in 2002.  This increase in net cash outflows from investing activities in 2003 primarily reflected the net cash effects from the purchase of Unicom New World and the purchase of other assets, partially offset by the net cash effects from the sale of Guoxin Paging.

Net cash outflows from financing activities were RMB8.78 billion in 2003, a decrease from the outflow of RMB11.87 billion in 2002, resulting primarily from a decrease in payables to Unicom Group, RMB0.72 billion in 2003 as compared to RMB1.39 billion in 2002, and more proceeds from long-term bank loans, RMB11.08 billion in 2003, as compared to RMB7.76 billion in 2002.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, assets, short-term and long-term debt, equity as well as debt-to-assets and debt-to-equity ratios as of the end of 2001, 2002 and 2003.

	As of December 31,
	2001	2002	2003
	(RMB in millions, except percentages)
Cash and cash equivalent and short-term bank deposits	43,335	19,259	10,133
Total assets	128,278	149,628	149,838
Short-term debt	7,933	15,330	18,173
Long-term debt	36,337	37,686	36,213
Minority interests	829	566	—
Shareholders’ equity	62,054	66,653	69,615
Debt-to-assets ratio(1)	42.1%	44.6%	43.9%
Debt-to-equity ratio(2)	72.7%	80.4%	78.1%

(1)      Debt-to-assets ratio = (long term debt + short term interest bearing debt + minority interests)/(long term debt + short term interest bearing debt + minority interests + shareholders’ equity).

(2)      Debt-to-equity ratio = (long term debt + short term interest bearing debt + minority interests)/shareholders’ equity.

Our debt-to-assets ratio decreased from 44.6% at the end of 2002 to 43.9% at the end of 2003.  Our debt-to-equity ratio decreased from 80.4% at the end of 2002 to 78.1% at the end of 2003.  The sum of our long-term and short-term interest bearing debt exceeded the amount of our cash and cash equivalents and short-term bank deposits by RMB44.25 billion as of December 31, 2003.  We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs.

Outstanding short-term and long-term bank loans, denominated in RMB or the U.S. dollar, increased from RMB53.02 billion at the end of 2002 to RMB54.39 billion at the end of 2003.  Our long-term bank loans generally bear floating interest rates that ranged from 0.28% to 0.44% per annum in 2003 with maturity through 2010.  The loan agreements do not include financial performance or other covenants which materially restrict our operations or those of CUCL, Unicom New Century or Unicom New World, our principal operating subsidiaries in China.  As of December 31, 2003, short-term bank loans of approximately RMB70 million and long-term bank loans of approximately RMB11.6billion were guaranteed by Unicom Group.

In September 2003 we entered into a US$700 million term loan facility with 13 financial institutions, which is consisted of three tranches: a three-year US$200 million tranche, with an interest rate of 0.28% over the US$ LIBOR per annum, a five-year US$300 million tranche, with an interest rate of 0.35% over the US$ LIBOR per annum, and a seven-year US$200 million tranche , with an interest rate of 0.44% over the US$ LIBOR per annum.

In February 2004, our operating entity, CUCL, entered into a US$500 million term loan facility with 11 financial institutions, which is repayable in three years at an interest rate of 0.40% over the US$ LIBOR per annum.

Contractual Obligations and Commercial Commitments

The following tables set forth the amount of our outstanding contractual cash obligations as of December 31, 2003.

	Payments Due by Period (RMB in millions)
Contractual Obligations	Total	Due in 2004	Due in 2005	Due in 2006	Due in 2007	Due in 2008	Due after 2008
Long-term bank Loans(1)	43,411	7,198	15,550	11,700	3,021	4,117	1,825
Finance lease obligations(2)	125	25	8	7	7	6	72
Capital Commitments(3)	7,907	7,907	—	—	—	—	—
Operating Leases(3)(4)	9,495	7,150	468	357	302	264	954
Other Commitments(3)(5)	920	920	—	—	—	—	—
Total obligations	61,858	23,200	16,026	12,064	3,330	4,387	2,851

(1)      See consolidated financial statements, Note 28  “Long-term Bank Loans”.

(2)      See consolidated financial statements, Note 29  “Obligations Under Finance Leases”.

(3)      See consolidated financial statements, Note 37  “Contingencies and Commitments”.

(4)      The operating leases commitment as disclosed above include the CDMA network capacity leasing arrangement entered into with Unicom Group and its subsidiary Unicom Horizon by our wholly-owned subsidiaries, CUCL, Unicom New Century and Unicom New World, in our cellular service areas.  See “Critical Accounting Policies — Lease of CDMA Network Capacity”; “Business Overview — Cellular Services — CDMA Cellular Services - Our Leasing of CDMA Networks from Unicom Group” under Items 4, “Major Shareholders and Related Party Transactions — Related Party Transactions - Leasing of CDMA Network Capacity” under Item 7 and Note 37(b)  “Contingencies and Commitments — Operating Lease Commitment” to the consolidated financial statements for details.

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

	For the years ended December 31,
	2002	2003	2004
	(RMB in billions)
Cellular(1)	7.9	8.91	6.53
Long distance, data and Internet	1.94	2.13	1.50
Transmission network(2)	4.65	4.55	3.43
Paging	0.21	0.04	—
Others(3)	4.24	4.13	7.89
Total	18.94	19.76	19.35

(1)      The capital expenditures for 2002 reflect capital expenditures for our cellular business in 12 provinces, municipalities and autonomous regions; while capital expenditures for 2003 represent 21 provinces, municipalities and autonomous regions; and capital expenditures for 2004 onwards represent 30 provinces, municipalities and autonomous regions, including the 9 provinces and autonomous regions which we acquired at the end of 2003.

(2)      Expenditures on transmission network refers to investment in the inter-province and intra-province backbone transmission network, the local network and the access network.

(3)      Other expenditures represent investment in telecom equipment buildings, supporting systems and miscellaneous items.

Capital expenditures in 2003 totaled RMB19.76 billion.  Capital expenditures attributable to the GSM cellular business, the long distance, data and Internet businesses, the paging business, the transmission network and other projects were RMB8.91 billion, RMB2.13 billion, RMB0.04 billion, RMB4.55 billion, and RMB4.13 billion, respectively.  Expenditures for other projects were mainly related to the set up of the billing, customer service and information system, office building, operational maintenance and research and development.

Projected capital expenditures for 2004 is RMB19.35 billion (RMB17.87 billion for the businesses of CUCL and Unicom New Century and RMB1.48 billion for the businesses of Unicom New World), which will be used mostly to improve the GSM network and network transmission infrastructure.

We expect to fund our capital expenditure needs with cash generated from operating activities, capital market financing and short-term and long-term bank loans.  See “Risk Factors – Risks Relating to Our Business – Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability” under Item 3.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with HK GAAP, which differs in certain material respects from US GAAP.  Significant differences relate primarily to the effect of the acquisitions of Unicom New Century, Unicom New World and the sale of Guoxin Paging, treatments of the upfront non-refundable revenue and the related direct incremental costs, employees’ housing benefits, revaluation of properties performed in connection with the reorganization, impairment of long-lived assets and goodwill, and additional disclosure requirements for share options scheme and measurement of costs in investment in equity securities.  Reconciliation between HK GAAP and US GAAP which affect our net income and shareholders’ equity arising from the aforementioned differences are included in Note 41 to the consolidated financial statements included in this annual report.  In addition, additional disclosures on the condensed financial information under US GAAP, including condensed statements of income, changes in shareholders’ equity and cash flows information, as well as condensed balance sheets information and other additional financial information which have been restated for relevant periods presented to reflect the impact of the effects of the acquisitions of Unicom New Century and Unicom New World and the sale of Guoxin Paging under common control are included in Note 41 to the consolidated financial statements presented in this annual report.

Item 6.  Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Wang Jianzhou	55	Chairman of the Board of Directors; Executive Director; Chief Executive Officer; President
Tong Jilu	45	Executive Director; Chief Financial Officer
Zhao Le	48	Executive Director; Vice President
William Lo Wing Yan	43	Executive Director; Vice President
Ye Fengping	40	Executive Director; Vice President
Liu Yunjie	61	Non-Executive Director
Wu Jinglian	74	Independent Non-Executive Director
Craig O. McCaw	54	Independent Non-Executive Director
Shan Weijian	50	Independent Non-Executive Director
C. James Judson	59	Alternate Director to Craig O. McCaw
Linus Cheung Wing Lam	55	Independent Non-Executive Director

Wang Jianzhou was appointed in April 2000 as an Executive Director of our company and subsequently became our President responsible for our day-to-day management and operations. Mr. Wang was elected as the Chairman of the Board of Directors and Chief Executive Officer on August 28, 2003, responsible for our overall management. Mr. Wang, a professor-level senior engineer, graduated in 1985 from the Department of Management Engineering at Zhejiang University with a master’s degree. From 1992 to 1996, Mr. Wang served as Deputy Director General and later Director General of the Posts and Telecommunications Bureau of Hangzhou City and as Deputy Director General of the Posts and Telecommunications of Zhejiang Province. From 1996, Mr. Wang served as Director General of the Department of Planning and Construction of the MPT and later as Director General of the Department of General Planning of the MII.  Since February 1999, Mr. Wang has served as Director and Executive Vice President of Unicom Group and was appointed as President in February 2001. Mr. Wang was appointed the Chairman of Unicom Group in June 2003.  With many years of experience in the telecommunications industry in China, Mr. Wang has extensive knowledge and experience in telecommunications operations and management.

Tong Jilu was appointed in February 2004 as an Executive Director and Chief Financial Officer of our company. He assists the President in handling issues relating to finance. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He holds a Master Degree in Business Administration from National University of Australia; and is an Executive Director of the Association of Chief Accountants in China. From August 1989 to October 1998, he served as Deputy Director and later Director of the Finance Bureau of the Posts and Telecommunications Administration of Liaoning Province. From November 1998 to June 2000, Mr. Tong served as Deputy Director General of the Posts and Telecommunications Administration and the Posts Office of Liaoning Province. Mr. Tong joined Unicom Group in July 2000 and served as Chief Accountant of Unicom Group from July 2000 to February 2001. Since March 2001, Mr. Tong has served as Vice President of Unicom Group. He is now a Director in Unicom Group and China United Telecommunications Corporation Limited (“A Share Company”); and a Director and Vice President in China Unicom Corporation Limited (Operation Company). Mr. Tong has extensive experience in telecommunications management and finance management of listed company.

Zhao Le was appointed in February 2004 as an Executive Director and Vice President of our company. He assists the President in managing day-to-day operations. Mr. Zhao is a senior engineer, graduated in 1989 from the Schools of Economics & Management at Tsinghua University with Master Degree in Industrial Management. From 1990 to 1992, Mr. Zhao served as the Station-In-Charge of the Earth Station of Satellite Communication of Long Distance Telecommunication Bureau of Shanghai. From 1992 to 1994, Mr. Zhao served as Deputy Chief Economist of Long Distance Telecommunication Bureau of Shanghai. From 1995 to 1998, Mr. Zhao served as Director of the Planning Department of the Posts and Telecommunications Administration of Shanghai. Mr. Zhao joined Unicom Group since 1999. From 1999 to 2003, he served as General Manager of China Unicom Shanghai Branch. Mr. Zhao is now the Chairman of China United Telecommunications (Hong Kong) Ltd; and Executive Director and Vice President of China Unicom (Hong Kong) Group Limited. Mr. Zhao has been in the management role of telecommunications operations for a long period and has extensive telecommunications management experience.

William Lo Wing Yan was appointed in July 2002 as an Executive Director and Vice President of our company.  Mr. Lo assists the President in handling investor relations and issues relating to international co-operation.  Mr. Lo graduated from Cambridge University in 1987, with a PhD degree in Genetic Engineering. From 1988 to 1990, Mr. Lo was a management consultant with McKinsey & Company. From 1994 to 1998, Mr. Lo was the Founding Managing Director of Hongkong Telecom IMS Limited.  From 1998 to 1999, Mr. Lo served as Chief Executive Officer of Citibank’s Global Consumer Banking Business for Hong Kong and Macau. Mr. Lo is at present the non-executive Chairman of WPP Greater China and also serves as a non-executive director on the board of a number of publicly listed companies in Hong Kong and New York, including Softbank Investment International Ltd, Ocean Grand Chemicals Holdings Ltd, Panorama International Holdings Ltd and Nam Tai Electronics, Inc. In 1999, Mr. Lo was appointed as a Justice of the Peace (JP) of Hong Kong. In 2003, Mr. Lo was appointed as Committee Member of Shantou People’s Political Consultative Conference. Mr. Lo has extensive work experience and management expertise in the areas of information technology, telecommunications and banking industry.

Ye Fengping was appointed in January 2003 as an Executive Director and Vice President of our company. Mr. Ye assists the President in handling general administration and media relations. Mr. Ye, a senior engineer, graduated from Nanjing Posts and Telecommunications Institution in 1984, with a major in Telecommunications Engineering and obtained a Master of Business Administration degree from the University of Minnesota’s Carlson School. From 1984 to 1998, Mr. Ye worked for the Shenzhen Posts and Telecommunications Bureau and once served as Deputy Department Head in the Materials Management Department and General Manager of the Materials Supply Company of the Bureau. From 1998 to 2000, Mr. Ye worked for the Shenzhen Telecommunications Bureau as Chief of the Corporate Development Department. Mr. Ye joined China Unicom in April 2000 as Deputy General Manager and later General Manager of China Unicom Corporation Limited’s Shenzhen Branch. He also served as Deputy General Manager of China Unicom Corporation Limited’s Guangdong Branch and General Manager of the Sales and Marketing Department of Unicom Group. Mr. Ye has twenty years of experience in the telecommunications industry and extensive experience in marketing planning and management.

Liu Yunjie was appointed in February 2004 as a Non-Executive Director of our company.  Mr. Liu is a senior engineer and graduated from the Department of Applied Physics at Beijing University in 1968. From 1983 to 1995, Mr. Liu served as Deputy Director General and later Director General of the Institute of Data Communication Research of the MPT.  From 1995 to 1998, Mr. Liu served as Deputy Director General of the Directorate General of Telecommunications and as Director General of the Bureau of Data Communications of the MPT.  Mr. Liu was also President of the Institute of Postal Science Research and Planning of the MPT from 1998 to 1999. Since April 1999, Mr. Liu has served as the Chief Engineer and later Vice President of Unicom Group.  Mr. Liu was Vice President of our company from May 2000 to January 2004.  He is now a director of the A Share Company and Vice President of Unicom New Century Telecommunications.  Mr. Liu has extensive experience in telecommunications technology and management, particularly in the area of data communications.

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

Craig O. McCaw was appointed in May 2000 as a Non-Executive Director of our company, and subsequently became an Independent Non-Executive Director in June 2002. Mr. McCaw is Chairman, Chief Executive Officer and President of Eagle River Investments LLC, a private company that makes strategic investments in telecommunications ventures. He is a significant shareholder of Nextel Communications, Inc., a company that he successfully reorganized, as well as Nextel Partners Inc. He is also the Chairman of the board of ICO Global Communications (Holdings) Limited.  Mr. McCaw established McCaw Cellular Communications, Inc. and XO Communications, Inc.  Mr. McCaw has actively participated in both cellular and cable television trade associations over the years and is a member by Presidential appointment of the United States National Security Telecommunications Advisory Committee.  Mr. McCaw graduated from Stanford University in 1973.

C. James Judson was appointed in March 2001 as an Alternate Director to Craig O. McCaw of our company.  Mr. Judson is a Senior Lawyer with Davis Wright Tremaine, a Seattle-based law firm with ten offices worldwide. Mr. Judson was Vice President and General Counsel of Eagle River, Inc. and a member of Eagle River Investments, LLC, a Kirkland-based venture capital fund formed by Craig O. McCaw to focus on investment opportunities in communications. Mr. Judson also serves on the boards of Port Blakely Tree Farms, LP, Garrett and Ring Inc., The Joshua Green Corporation, Sonata Capital and Airbiquity, Inc. Mr. Judson attended Stanford University, graduating in 1966 with a Bachelor of Arts degree (cum laude).  Subsequently, Mr. Judson graduated from Stanford University Law School in 1969 with a Juris Doctor degree. While in law school, he was the Executive Editor of the Stanford Law Review.

Shan Weijian was appointed in May 2003 as an Independent Non-Executive Director of our company.  Mr. Shan is Managing Director of Newbridge Capital.  Mr. Shan serves on the boards of Bank of China (Hong Kong), Korea First Bank, Taiwan Cement Corporation International, Baoshan Iron and Steel, among others.  Before joining Newbridge, Mr. Shan was a Managing Director at J.P. Morgan.  Prior to J.P. Morgan, he was a professor at the Wharton School of University of Pennsylvania.  His earlier employers include the World Bank, Grahman and James, a law firm based in San Francisco, and Beijing University of International Business and Economics.  Mr. Shan holds a Ph.D. from the University of California-Berkeley.

Linus Cheung Wing Lam was appointed in May 2004 as an Independent Non-Executive Director of our company.  Prior to his appointment, Mr. Cheung was Deputy Chairman of PCCW Limited.  Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited (Hongkong Telecom), Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom.  Mr. Cheung also worked at Cathay Pacific Airways for 23 years before departing as Deputy Managing Director.  In 1990 he was appointed an Official Justice of the Peace and in 1992 he was appointed a Non-official Justice of the Peace.  Mr. Cheung is currently a member of the Chinese People’s Political Consultative Conference for the Tianjin Municipal Government.  He received a bachelor’s of social science degree with honors and a degree in Management Studies from the University of Hong Kong.  Mr. Cheung is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

B.            Compensation

The aggregate compensation paid by us to our directors and executive officers as a group in 2003 was approximately RMB20.74 million, including retirement and other benefits.  Each of our executive directors and executive officers enters into a bonus agreement with us that ties the amount of bonus the director or officer will receive at the end of a year to our operating results of the year and the job performance of the director or officer.  Some of our directors and executive directors also hold options to purchase shares in our company.  See “E.  Share Ownership” below for detailed descriptions of our share option schemes and options granted to our directors and executive officers.

C.            Board Practices

General

Pursuant to our Articles of Association, at each annual general meeting, one-third of our directors retire from office by rotation except for any director holding office as Chairman or Chief Executive Officer.  The retiring Directors are eligible for re-election.  The Board may at any time appoint a new director to fill a vacancy or as an additional director.  The Board may also appoint and remove our executive officers.  Messrs. Wang, Wu and McCaw were appointed as directors in 2000.  Mr. Tong was appointed as an Executive Director and Chief Financial Officer in February 2004.  Mr. Zhao was appointed as an Executive Director and Vice President in February 2004. Mr. Judson was appointed as an alternate director to our independent non-executive director Craig O. McCaw in March 2001.  Mr. Lo was appointed as an Executive Director and Vice President in July 2002.  Mr. Ye was appointed as an Executive Director and Vice President in January 2003.  Mr. Shan was appointed as an Independent Non-Executive Director in May 2003.  Mr. Liu was appointed as a Non-Executive Director in February 2004.  Wang Jianzhou, Lee Hon Chiu and Wu Jinglian were re-appointed as directors in May 2002.  Tan Xinghui resigned as Executive Director and Vice President in June 2002 and January 2003, respectively.  Yang Xian Zu resigned as Executive Director, Chairman and Chief Executive Officer in August 2003.  In February 2004, Shi Cuiming resigned as Executive Director and Executive Vice President, Ge Lei resigned as Non-Executive Director and Mr. Liu resigned as Vice President.  Mr. Cheung was appointed as an Independent Non-Executive Director in May 2004 to replace the former Independent Non-Executive Director Lee Hon Chiu.  No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreement.

Audit Committee

The audit committee reviews and supervises our financial reporting process and internal financial controls.  The duties of the audit committee include the following:

•              considering and approving the appointment, resignation and removal of our external auditor and the auditor’s fees;

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

As of May 31, 2004, the members of the audit committee are Shan Weijian, Chairman of the committee, Wu Jinglian and Linus Cheung Wing Lam.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of share options and other matters relating to compensation.  In particular, the remuneration committee makes recommendations to the Board on executive compensation.  The primary duties of the remuneration committee are to make recommendations to the board regarding the remuneration structure of the executive directors and to determine specific remuneration packages for the executive directors on behalf of the board. The remuneration committee is also responsible for operating our employee share option scheme and any other incentive scheme as they apply to the executive directors, including determining the granting of options to executive directors.  As of May 31, 2004, the members of the remuneration committee are Wu Jianlian, Chairman of the committee, Liu Yunjie and Linus Cheung Wing Lam.

D.            Employees

As of December 31, 2003, we had 38,728 employees, which was similar to the 38,250 employees of our company at the end of 2002 (including employees in the nine provinces, autonomous regions and municipalities we acquired through Unicom New Century at the end of 2002).  These employees are classified by function as follows:

By Function	Number of Employees
Management and administration	6,544
Other general administration	7,631
Marketing and sales	7,135
Technical, engineering and network maintenance	14,509
Retail and customer service	2,503
General support	406
Total:	38,728

By Business Segment	Number of Employees
Cellular	28,956
GSM	20,281
CDMA	8,675

Long distance	2,092
Data	3,285
Internet	1,621
Paging	2,775
Total:	38,728

As of December 31, 2003, we also employed approximately 62,000 temporary employees.

E.            Share Ownership

As of May 31, 2004, our directors and executive officers as a group do not own any shares in our company.

As of May 31, 2004, our directors and executive officers as a group hold options for 5,465,200 shares, or less than 0.1% of our issued and outstanding share capital, including the following options granted under our pre-global offering share option scheme and share option scheme:

Options granted under the share option scheme

Name	Number of Shares Covered	Expiration Date	Exercise Price		Consideration Paid
Wang Jianzhou	420,000 420,000	July 9, 2008 May 20, 2009	HK$ HK$	6.18 4.30	HK$ HK$	1.00 1.00

Tong Jilu	292,000 292,000 292,000	May 31, 2010 July 9, 2008 May 20, 2009	HK$ HK$ HK$	15.42 6.18 4.30	HK$ HK$ HK$	1.00 1.00 1.00

Zhao Le	136,000 204,000	July 9, 2008 May 20, 2009	HK$ HK$	6.18 4.30	HK$ HK$	1.00 1.00

Lo Wing Yan, William	292,000	May 20, 2009	HK$	4.30	HK$	1.00

Ye Fengping	136,000 132,000 204,000	May 31,2010 July 9, 2008 May 20, 2009	HK$ HK$ HK$	15.42 6.18 4.30	HK$ HK$ HK$	1.00 1.00 1.00

Liu Yunjie	292,000	May 20, 2009	HK$	4.30	HK$	1.00

Wu Jinglian	292,000 292,000	July 9, 2008 May 20, 2009	HK$ HK$	6.18 4.30	HK$ HK$	1.00 1.00

Craig O. McCaw	292,000 292,000	July 9, 2008 May 20, 2009	HK$ HK$	6.18 4.30	HK$ HK$	1.00 1.00

Shan Weijian	292,000	May 20, 2009	HK$	4.30	HK$	1.00

Options granted under the pre-global offering share option scheme

Name	Number of Shares Covered	Expiration Date	Subscription Price		Consideration Paid
Wang Jianzhou	396,200	May 31, 2010	HK$	15.42	HK$	1.00

Liu Yunjie	292,600	May 31, 2010	HK$	15.42	HK$	1.00

Zhao Le	204,400	May 31, 2010	HK$	15.42	HK$	1.00

Stock Incentive Schemes

We retained a compensation consulting firm to help us design stock incentive schemes that align the interests of our management and employees with those of our shareholders and link their compensation with our operating results and share performance.

Share Option Scheme.  We adopted a share option scheme on June 1, 2000 and amended the scheme on May 13, 2002.  The amended scheme provides for the grant of options to our employees, including executive directors and non-executive directors.  Any grant of share options to a “connected person” (as defined in the Hong Kong Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option.  We plan to grant options that cover a total number of ordinary shares not exceeding 10% of the total number of our issued and outstanding shares as of May 13, 2002.  The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date.  The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the nominal value of the shares; (ii) the closing price of the shares on the Hong Kong Stock Exchange on the grant date in respect of such option; and (iii) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the grant date.  As of May 31, 2004, 138,312,800 options granted by us were outstanding and held by 9 directors and approximately 2,500 of our employees.  As of May 31, 2004, 8,600,000 options with an exercise price of HK$6.18 had been exercised and 194,000 options with an exercise price of HK$4.30 had been exercised.

Pre-Global Offering Share Option Scheme.  We also adopted a pre-global offering share option scheme on June 1, 2000.  As of May 31, 2004, 25,436,600 options granted by us were outstanding and held by 3 directors and approximately 250 of our employees.  We do not expect to grant further options under this scheme.  On May 13, 2002, this scheme was amended along with the amendment of the share option scheme described above.  The amended terms of the pre-global offering share option scheme are substantially the same as the share option scheme, except for the following:

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

As of December 31, 2003, no options granted under this scheme had been exercised.

Item 7.  Major Shareholders and Related Party Transactions

A.            Major Shareholders

As of the date of this annual report, our controlling shareholder, Unicom Group, through its 26.16% direct interest in Unicom BVI, and its majority-owned subsidiary, China United Telecommunications Corporation Limited, which in turn holds 73.84% of Unicom BVI, beneficially owned 9,725,000,020 shares of Unicom, or 77.42% of our total outstanding shares.  See “History and Development of the Company” under Item 4 above.  Unicom Group is controlled by the Ministry of Finance and a group of approximately fifteen companies, most of which are state-owned enterprises in China.  Shares owned by Unicom Group do not carry voting rights different from our other issued shares.

As of May 31, 2004, most of our record shareholders were located outside of the United States.  In addition, as of May 31, 2004, there were approximately 24.24 million ADSs outstanding, each representing 10 shares and together representing 1.93% of our total outstanding shares or 8.55% of our total outstanding shares not held by our controlling shareholder.

B.            Related Party Transactions

Principal transactions between us and our controlling shareholder, Unicom Group, include the following categories:

•                                          agreements relating to the restructuring in connection with our initial public offering;

•                                          agreements relating to the restructuring in connection with the acquisition of Unicom New Century from Unicom Group;

•                                          agreements relating to the acquisition of Unicom New World from Unicom Group and the sale of Guoxin Paging to Unicom Group;

•                                          provision of ongoing telecommunications and ancillary services by Unicom Group to us;

•                                          mutual provision of ongoing telecommunications and ancillary services and facilities between Unicom Group and us;

•                                          mutual provision of premises between Unicom Group and us;

•                                          leasing of CDMA network capacity by us from Unicom Group and related interconnection and roaming arrangements; and

•                                          guarantee of our bank loans by Unicom Group and short-term loans from Unicom Group.

Agreements Relating to the Restructuring in Connection with Our Initial Public Offering

The Reorganization Agreement

In relation to the restructuring in connection with our initial public offering, our wholly-owned subsidiary, CUCL, entered into a reorganization agreement with Unicom Group dated April 21, 2000.  This agreement includes the following terms:

(a)                                  Unicom Group’s agreement to transfer to CUCL the assets and liabilities attributable to the businesses as described “A. History and Development of the Company - The Restructuring of Unicom Group and Our Initial Public Offering in 2000” under Item 4,

(b)                                 mutual warranties and indemnities given by Unicom Group and CUCL in relation to the assets and liabilities transferred to CUCL and in relation to the restructuring,

(c)                                  undertakings by Unicom Group in favor of CUCL, including undertakings:

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

•                                          not to engage in any business which competes with our businesses except for the existing competing businesses of Unicom Group;

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

Equity Transfer Agreement

In relation to the restructuring in connection with our initial public offering, we, Unicom Group, China Unicom (Hong Kong) Group Limited and China Unicom (BVI) Limited entered into an equity transfer agreement, dated April 21, 2000.  This agreement includes the following terms:

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

(c)                                  Unicom Group’s and our agreement that:

•                                          we shall be entitled to apply in Hong Kong, Macau, Taiwan and in all places outside of China for all trademarks incorporating the word Unicom in English and Chinese and the Unicom logo; and

•                                          once these trademarks have been registered, we will sublicense these trademarks to Unicom Group, CUCL, Guoxin Paging and Guoxin Paging’s subsidiaries on a royalty-free basis; and

(d)                                 warranties and indemnities given by Unicom Group to us in relation to CUCL.

Trademark Agreement

Unicom Group is the registered owner of the Unicom trademark in English and the trademark bearing the Unicom logo, which are registered at the People’s Republic of China State Trademark Bureau.  Under a PRC trademark license agreement entered into on May 25, 2000 between Unicom Group and CUCL, CUCL and our affiliates were granted the right to use these trademarks on a royalty-free basis for an initial period of five years, renewable at the option of CUCL.  Under the terms of this agreement, we and our affiliates are the exclusive licensees of these trademarks provided that Unicom Group may also license these trademarks to any of its existing or future subsidiaries.  Unicom Group also agreed to license to CUCL any trademark that it registers in China in the future which incorporates the word Unicom.

CUCL entered into a service agreement with Unicom Paging on August 1, 2001.  Under the terms of the agreement, both parties agreed to license their respective trademarks and logos to each other on equitable terms and free of charge.

Agreements relating to the Restructuring in connection with Acquisition of Unicom New Century from Unicom Group

The Reorganization Agreement

In relation to the restructuring in connection with the acquisition by us of Unicom New Century from Unicom Group, Unicom Group entered into a reorganization agreement with Unicom New Century, dated November 18, 2002.  This agreement includes the following terms:

(a)                                  Unicom Group’s agreement to transfer to Unicom New Century the assets and liabilities attributable to the businesses as described under Item 4, “Information on the Company -

History and Development of the Company - Restructuring and Acquisition of Unicom New Century”;

(b)                                 mutual warranties and indemnities given by Unicom Group and Unicom New Century in relation to the assets and liabilities transferred to Unicom New Century and in relation to the restructuring; and

(c)                                  undertakings by Unicom Group in favor of Unicom New Century, including undertakings:

•                                          to hold and maintain all licenses received from the MII in connection with any of the transferred businesses for the benefit of Unicom New Century, and to allocate spectrum and to provide other resources to Unicom New Century;

•                                          subject to applicable Chinese laws and regulations in effect at the relevant time, to take all actions necessary to obtain, maintain, renew and otherwise extend to or for the benefit of Unicom New Century such governmental or regulatory licenses, consents, permits or other approvals as Unicom New Century may require to continue to operate its businesses; and

•                                          not to engage in any business which competes with our businesses except for the existing competing businesses of Unicom Group.

Conditional Sale and Purchase Agreement

In relation to the acquisition by us of Unicom New Century from Unicom Group, we and Unicom BVI entered into a conditional sale and purchase agreement, dated November 20, 2002.  This agreement includes the following terms:

(a)                                  Unicom BVI’s agreement to transfer all of its equity interest in Unicom New Century (BVI) Limited, which holds 100% of the equity interest in Unicom New Century, to us;

(b)                                 our agreement to pay Unicom BVI a cash consideration in the amount of HK$4,523,181,304 (approximately RMB4.8 billion); and

(c)                                  warranties given by Unicom BVI to us in relation to Unicom New Century.

Trademark Agreement

Under a trademark license agreement entered into on November 20, 2002 between the A Share Company and Unicom New Century, Unicom New Century and our affiliates were granted the right to use the Unicom trademarks and logo on a royalty-free basis for an initial period of ten years, renewable for a further ten-year term at the option of Unicom New Century.  The parties will negotiate the royalty payments during the renewed term; however, in no event will such payment exceed the royalty payments, if any, paid by Unicom Group’s other wholly- or majority-owned subsidiaries.  The A Share Company has also agreed to license to Unicom New Century any trademark that Unicom Group registers in China in the future which incorporates the word Unicom.

Agreements relating to the Acquisition of Unicom New World from Unicom Group and the Sale of Guoxin Paging to Unicom Group

The Reorganization Agreement

In relation to the restructuring in connection with the acquisition by us of Unicom New World from Unicom Group, Unicom Group entered into a reorganization agreement with Unicom New World, dated November 4, 2003.  This agreement includes the following terms:

(a)                                  Unicom Group’s agreement to transfer to Unicom New World the assets and liabilities attributable to the businesses as described under “A. History and Development of the Company -Acquisition of Unicom New World and Sale of Guoxin Paging” under Item 4;

(b)                                 mutual warranties and indemnities given by Unicom Group and Unicom New World in relation to the assets and liabilities transferred to Unicom New World and in relation to the restructuring; and

(c)                                  undertakings by Unicom Group in favor of Unicom New World, including undertakings:

•                                          to hold and maintain all licenses received from the MII in connection with any of the transferred businesses for the benefit of Unicom New World, and to allocate spectrum and to provide other resources to Unicom New World;

•                                          subject to applicable Chinese laws and regulations in effect at the relevant time, to take all actions necessary to obtain, maintain, renew and otherwise extend to or for the benefit of Unicom New World such governmental or regulatory licenses, consents, permits or other approvals as Unicom New World may require to continue to operate its businesses; and

•                                          not to engage in any business which competes with our businesses except for the existing competing businesses of Unicom Group.

Conditional Sale and Purchase Agreement with respect to Unicom New World

In relation to the acquisition by us of Unicom New World from Unicom Group, we and Unicom BVI entered into a conditional sale and purchase agreement, dated November 20, 2003.  This agreement includes the following terms:

(a)                                  Unicom BVI’s agreement to transfer all of its equity interest in Unicom New World (BVI) Limited, which holds 100% of the equity interest in Unicom New World, to us;

(b)                                 our agreement to pay Unicom BVI a cash consideration in the amount of HK$3,014,886,000 (approximately RMB3.2 billion); and

(c)                                  warranties given by Unicom BVI to us in relation to Unicom New World.

Conditional Sale and Purchase Agreement with respect to Guoxin Paging

In relation to the sale by us of Guoxin Paging to Unicom Group, CUCL and the A Share Company entered into a conditional sale and purchase agreement, dated November 20, 2003.  This agreement includes the following terms:

(a)                                  CUCL’s agreement to sell to the A Share Company, and the A Share Company’s agreement to acquire from CUCL, all of CUCL’s equity interest in Guoxin Paging;

(b)                                 the A Share Company’s agreement to pay CUCL a cash consideration in the amount of HK$2,590,917,656 (approximately RMB2.75 billion); and

(c)                                  warranties given by CUCL to the A Share Company in relation to Guoxin Paging.

Trademark Agreement

Under a trademark license agreement entered into on November 20, 2003 between the A Share Company and Unicom New World, Unicom New World and our affiliates were granted the right to use the Unicom trademarks and logo on a royalty-free basis for an initial period of ten years, renewable for a further ten-year term at the option of Unicom New World.  The parties will negotiate the royalty payments during the renewed term; however, in no event will such payment exceed the royalty payments, if any, paid by Unicom Group’s other wholly- or majority-owned subsidiaries.  The A Share Company has also agreed to license to Unicom New World any trademark that Unicom Group registers in China in the future which incorporates the word Unicom.

Provision of Ongoing Telecommunications and Ancillary Services by Unicom Group to Us

Leasing of Satellite Transmission Capacity

We lease satellite transmission capacity from a 95.00% owned subsidiary of Unicom Group.  We use this capacity to supplement our long distance network.

That subsidiary of Unicom Group and CUCL entered into a satellite transmission channel leasing agreement, dated May 25, 2000.  Under this agreement, CUCL is entitled to lease satellite transmission capacity from Unicom Group.

Payments for leasing of satellite transmission capacity are calculated on the basis of tariffs set by the MII.  We pay the minimum applicable tariff for the relevant volume and duration less a discount of up to 10%.  The discount will not be less than that offered to any third party leasing similar transmission capacity.  The total leasing charges for satellite transmission capacity for 2003 was approximately RMB26.40 million.

Supply of International Gateway Services

Unicom Group provides us with access to international connections for our international long distance service through its international gateways.  CUCL and Unicom Group entered into a services agreement, dated May 25, 2000, under which Unicom Group agrees to supply international gateway services to us for an initial term ending at the end of 2002, renewable at CUCL’s option.  At the end of both 2002 and 2003, the service agreement was automatically renewed for an additional term of one year.  Unicom Group has undertaken not to supply international gateway services to third parties.  The charge for these services are based on Unicom Group’s cost of operation and maintenance of the international gateway facilities, including depreciation, plus a margin of 10% over cost.  We retain all revenues generated by our international long distance service.  Total charges for the supply of international gateway services in 2003 were approximately RMB8.63 million.

Supply of SIM Cards, UIM Cards, IP Telephony Cards and Rechargeable Calling Cards

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

In connection with the acquisitions of Unicom New Century and Unicom New World, Unicom Group has also agreed to supply SIM cards, UIM cards, IP telephony cards and rechargeable calling cards to Unicom New Century and Unicom New World through Unicom Xingye, in each case for a period of one year from the completion of each acquisition.  The terms of the agreements with respect to Unicom New Century and Unicom New World are similar to those with respect to CUCL.

Total charges for the supply of SIM cards, IP telephony cards and rechargeable calling cards for 2003 was approximately RMB1.19 billion.

Supply of Equipment Procurement Services

Prior to the restructuring in connection with our initial public offering, Unicom Import and Export Co. Ltd., a 96.7% owned subsidiary of Unicom Group, handled most procurement of foreign and domestic telecommunications equipment and other materials required for construction of Unicom Group’s networks.  CUCL is allowed to continue to use Unicom Group’s procuring service at the rate of:

•                                          0.7% of the contract value in the case of imported equipment, or

•                                          0.5% of the contract value in the case of domestic equipment.

In connection with the acquisitions of Unicom New Century and Unicom New World, Unicom Group has also agreed to provide equipment procurement services to Unicom New Century and Unicom New World through Unicom Import and Export Co. Ltd.  The terms of the agreements with respect to Unicom New Century and Unicom New World are similar to those with respect to CUCL.

Our total payment to Unicom Group for equipment procurement services for 2003 was approximately RMB17.90 million.

Supply of Cellular Subscriber Value-added Services

Prior to the sale of Guoxin Paging to Unicom Group, it provided operator-based value-added services to our cellular subscribers through its paging network, equipment and operators.  Such services include the “Unicom Assistant” services.  In addition, Guoxin Paging provided such services to cellular subscribers of Unicom Group.  For the year ended December 31, 2003 approximately RMB629 million was settled with Guoxin Paging for services provided to our Company and the networks in the nine provinces and autonomous regions we acquired through Unicom New World at the end of 2003.  Following the sale of Guoxin Paging to Unicom Group, Unicom Group has agreed to provide (through Guoxin Paging) to us cellular subscriber value-added services as agreed from time to time, for an initial term of one year, renewable at our option, pursuant to a Comprehensive Operator Services Agreement.  The various local branches of Guoxin Paging and us will agree on the proportion for sharing the revenue derived and actually received by us from such value-added services, provided that the agreed-upon proportion for Guoxin Paging may not be higher than the average agreed-upon proportion for independent valued-added telecommunications content providers who provide value-added communications content to us in the same region.  The revenue sharing proportions will be adjusted annually.

The supply of cellular subscriber value-added services, under the Comprehensive Operator Services Agreement, is a new service arrangement between Guoxin Paging and us.  Therefore, there is no information available with respect to service fees paid in 2003.

Supply of Customer Services

Unicom Group has agreed to provide (acting on its own or through Guoxin Paging) to us customer services, for an initial term of one year, renewable at our option.  These customer services include business inquiries, tariff inquiries, account maintenance, complaints handling, customer interviews and subscriber retention.  Service fees payable by us to Unicom Group or Guoxin Paging will be calculated on the basis of the costs of the customer service plus a profit margin of no more than 10%.  The costs of the customer service will be the costs per operator seat multiplied by the number of effectively operating operator seats.  The cost per operator seat in economically developed areas, such as Beijing and Shanghai, will be the actual wages, administration expenses, operation and maintenance expenses, depreciation of equipment and leasing fees for premises attributable to the customer service in such area for the previous year.  The cost per operator seat in other areas will be agreed upon between the local branches of Guoxin Paging and us, subject to our final confirmation, provided that such cost may not exceed the nationwide (other than Beijing and Shanghai) weighted average of such costs plus 10%.  The number of effectively operating operator seats will be confirmed by us, based on data provided by Unicom Group or Guoxin Paging and criteria set forth in the relevant MII regulations.

The supply of customer services is a new service arrangement between Guoxin Paging and us.  Therefore, there is no information available with respect to service fees paid in 2003.

Supply of Agency Services

Unicom Group has agreed to provide (through Guoxin Paging) to us subscriber development services, including by telephone or through other channels utilizing Guoxin Paging’s paging network, equipment and operators, for an initial term of one year, renewable at our option.  Agency fees payable by us to Unicom Group or Guoxin Paging may not exceed the average of agency fees payable to any third party agent providing subscriber development services to us in the same region.

The supply of agency services is a new service arrangement between Guoxin Paging and us.  Therefore, there is no information available with respect to service fees paid in 2003.

Mutual Provision of Ongoing Telecommunications and Ancillary Services and Facilities

Interconnection Arrangements and Roaming Arrangements

Our cellular and long distance networks interconnect with Unicom Group’s cellular and long distance networks.  The services agreement between CUCL and Unicom Group provides for their interconnection arrangements.  These arrangements were for an initial term of three years, renewable at CUCL’s option.  Interconnection settlement between Unicom Group’s networks and our networks is based on relevant standards established from time to time by the MII.  However, in the case of calls between cellular subscribers of different networks in different provinces, settlement is based on either the relevant standards established by the MII or an internal settlement arrangement applied by Unicom Group prior to the restructuring in connection with our initial public offering, whichever is more favorable to us.  The internal settlement arrangement, which is based on the parties’ respective internal costs of providing this service, is currently more favorable to us than the settlement arrangement prescribed by the MII.  We have also entered into similar interconnection arrangements with Unicom Group for our CDMA services.

In connection with the acquisitions of Unicom New Century and Unicom New World, Unicom Group and each of Unicom New Century and Unicom New World have entered into similar arrangements for the interconnection of Unicom New Century’s and Unicom New World’s GSM and CDMA cellular networks with Unicom Group’s GSM and CDMA cellular and fixed line networks, in each case for a period of one year from the completion of each acquisition.  The terms of the arrangements with respect to Unicom New Century and Unicom New World are similar to those with respect to CUCL.

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

In connection with the acquisitions of Unicom New Century and Unicom New World, Unicom Group and each of Unicom New Century and Unicom New World have entered into similar arrangements for the provision of roaming services to their respective GSM and CDMA cellular subscribers, in each case for a period of one year from the completion of each acquisition.  The terms of the agreements with respect to Unicom New Century and Unicom New World are similar to those with respect to CUCL.

Interconnection and roaming revenue and interconnection and roaming expense derived from these arrangements with Unicom Group for 2003 was approximately RMB1.00 billion and approximately RMB316.27 million, respectively.

Leasing of Transmission Line Capacity

Unicom Group leases fixed-line transmission capacity from CUCL.  Under our services agreement, this arrangement had an initial term of three years, renewable at CUCL’s option.  Lease charges are based on tariffs stipulated by the MII from time to time less a discount of up to 10%.  The discount given by CUCL to Unicom Group must not be more than what CUCL offers to other third party lessees for a similar lease.  When new tariffs are adopted by the MII, the discount rate will be reviewed.  In 2003, we received total leasing fees of RMB185.09 million.

Mutual Provision of Premises

Unicom Group and CUCL provide to each other premises from time to time pursuant to services agreements between Unicom Group and CUCL.  Unicom Group also provides premises to Unicom New Century and Unicom New World pursuant to agreements with each of Unicom New Century and Unicom New World.  Other than premises leased from third parties, the rental rates in each case are based on the lower of depreciation costs and market prices for similar premises in that locality, but CUCL may charge Unicom Group market rates for premises leased to Unicom Group.  In cases where the premises were leased from a third party, the rental is the amount payable in the head lease. In the case of shared premises, the price is split in proportion to the respective areas occupied by the parties.   The net charges for premises leased to us by Unicom Group as offset by our charges for premises leased to Unicom Group for 2003 were RMB17.94 million.

In connection with our provision of premises to Guoxin Paging, which is effective from January 1, 2004, the rental is based on the higher of depreciation costs and market prices for similar premises in each locality.

Leasing of CDMA Network Capacity

Lease of CDMA Network Capacity

Our wholly-owned subsidiary, CUCL, entered into a lease agreement with Unicom Group and its subsidiary Unicom Horizon, pursuant to which Unicom Horizon agreed to lease to CUCL capacity on its CDMA network in CUCL’s cellular service areas.  This leasing arrangement has been approved by our minority shareholders at an extraordinary shareholders’ meeting.  We have the exclusive right to operate the CDMA network in CUCL’s service areas.  The initial term of the lease is one year, renewable each year at CUCL’s option.  In addition, as part of the acquisition arrangements of Unicom New Century and Unicom New World, Unicom New Century and Unicom New World have each also entered into CDMA capacity lease agreements with Unicom Group and Unicom Horizon, on November 20, 2002 and November 20, 2003, respectively.  The terms of these leasing arrangements are in all material respects the same as those contained in the CDMA Lease Agreement entered into by CUCL as described above, except for the amount of leased capacity.  Under these lease agreements, Unicom Horizon agreed to lease capacity on its CDMA network to each of Unicom New Century and Unicom New World in their respective cellular service areas.  Our total lease payment in 2003 was RMB3.52 billion.

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

The network construction cost should be verified and appropriate documentation must be provided to us or our auditors for verification.  The lease fee is calculated so as to enable Unicom Horizon to recover its total network construction cost within seven years, together with an internal rate of return of 8%.

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

CDMA Interconnection and Roaming Arrangements

In connection with the CDMA network capacity lease agreement, our operating subsidiary, CUCL, has entered into a services agreement with Unicom Group with respect to interconnection and roaming arrangements.  Unicom New Century and Unicom New World have entered into similar arrangements with Unicom Group.

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

Guarantee of Our Bank Loans by Unicom Group and Short-Term Loans from Unicom Group

As of December 31, 2003, short-term bank loans of approximately RMB70 million and long-term bank loans of approximately RMB11,604 million of our operating subsidiaries were guaranteed by Unicom Group.  Such guarantees were provided for our benefit without any cost to us.

Short-term loans from Unicom Group represent loans provided by Unicom Group to various branches of Unicom New Century to finance the operation of their cellular businesses.  Unicom Group borrowed the funds for such loans from banks at an interest rate of 4.54%.  All of these loans were unsecured.  As of December 31, 2003, such loans have been fully repaid by us.

C.            Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

See Item 18, “Financial Statements.”

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

Item 9.  The Offer and Listing

Market Price Information

Our American depositary shares, each representing ten ordinary shares, are listed and traded on the New York Stock Exchange.  Our ordinary shares are listed and traded on the Hong Kong Stock Exchange.  The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ordinary shares on the Hong Kong Stock Exchange and of our ADSs on the New York Stock Exchange since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2001	14.00	7.10	18.00	9.00
2002	8.90	4.15	11.54	5.35
2003	8.00	3.92	10.55	5.02
Quarterly:
First Quarter, 2002	8.90	7.20	11.54	9.10
Second Quarter, 2002	7.85	5.95	10.34	7.70
Third Quarter, 2002	6.25	4.70	8.19	5.91
Fourth Quarter, 2002	6.25	4.15	7.91	5.35
First Quarter, 2003	6.00	4.25	7.72	5.40
Second Quarter, 2003	5.75	3.92	7.46	5.02
Third Quarter, 2003	6.35	5.05	8.29	6.54
Fourth Quarter, 2003	8.00	6.65	10.55	8.42
First Quarter, 2004	10.20	7.00	13.18	8.93
Monthly:
January 2004	9.75	7.50	12.41	10.05
February 2004	10.20	8.60	13.18	10.99
March 2004	10.15	7.00	13.12	8.93
April 2004	7.60	6.10	9.55	7.71
May 2004	6.05	5.10	7.95	6.78
June 2004 (through June 18)	6.45	5.55	8.05	7.08

Item 10.  Additional Information

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

General

Under our Memorandum of Association, we have the capacity, rights, powers, liabilities and privileges of a natural person.  The following is a summary of selected provisions of our Articles of Association:

Directors

Material Interests and Voting

A director shall not vote (or be counted in the quorum) on any resolution of our board of directors in respect of any contract or arrangement or proposal in which he or any of his associates (as defined in the Hong Kong Stock Exchange Listing Rules) is, to his knowledge, materially interested, and if he shall do so, his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition does not apply to any contract, arrangement or other proposal for or concerning:

•                                          the giving of any security or indemnity either (a) to the director or any of his associates in respect of money lent or obligations incurred by him or any of them at the request of or for the benefit of Unicom or any of its subsidiaries or (b) to a third party in respect of a debt or obligation of Unicom or any of its subsidiaries for which the director or any of his associates has himself assumed responsibility or guaranteed or secured in whole or in part;

•                                          an offer of shares or debentures or other securities of or by Unicom (or any other company which Unicom may promote or be interested in) where the director or any of his associates is a participant in the underwriting or sub-underwriting of the offer;

•                                          any other company in which the director or any of his associates is interested only, whether directly or indirectly, as an officer or shareholder or in which the director is beneficially interested in shares of that company, provided that he, together with any of his associates (as defined in the Hong Kong Stock Exchange Listing Rules) is not beneficially interested in 5% or more of (a) the issued shares of any class of such company (or of any third company through which his interest is derived) or (b) the voting rights attached to such issued shares or securities (excluding for the purpose of calculating such 5% interest any indirect interest of such director or any of his associates by virtue of an interest of Unicom in such company);

•                                          the benefit of employees of Unicom or any of its subsidiaries including (a) the adoption, modification or operation of any employees share scheme under which the director or any of his associates may benefit or (b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors, their associates and employees of Unicom or any of its subsidiaries and does not provide in respect of the director or any of his associates any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

•                                          any contract or arrangement in which the director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of Unicom by virtue only of his interest in shares or debentures or other securities of Unicom.

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

Rotation of Directors

At every annual general meeting, one-third of the directors for the time being, or, if the number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation except for any director holding office as Chairman or Chief Executive Officer.  The directors to retire in every year shall be those who have been longest in office since their last election.  In addition, a director appointed by the board to fill in a casual vacancy or as an addition to the board shall retire at the next following general meeting and shall not be taken into account in determining the number of directors who are to retire by rotation at each annual general meeting.  The retiring directors shall be eligible for re-election.

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

Subject to any special rights, privileges or restrictions as to voting that may from time to time be attached to any class or classes of shares, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required by the Listing Rules of the Hong Kong Stock Exchange or is demanded by:

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

Changes in Capital

We may exercise any powers conferred or permitted by the Companies Ordinance to purchase or otherwise acquire our own shares and warrants at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made by any person of any shares or warrants in Unicom.  Repurchases of our own shares may be made either by way of a general offer to all shareholders in proportion to their shareholdings, by purchasing our shares on a stock exchange or by an off-market contract with individual shareholders.  Any such purchase or other acquisition or financial assistance must be made or given in accordance with any relevant rules or regulations issued by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

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

C.            Material Contracts

In addition to contracts we have entered into with our controlling shareholder, Unicom Group, or its subsidiaries, as described in “Related Party Transactions” under Item 7, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:

•                                          Our share option schemes, as described in “A. Directors, Senior Management and Employees – E. Share Ownership – Stock Incentive Schemes” under Item 6.

•                                          Network capacity lease agreements for CDMA network capacity, see “B. Related Party Transactions - Leasing of CDMA Network Capacity” under Item 7.

D.            Exchange Controls

The ability of our operating subsidiaries, CUCL, Unicom New Century and Unicom New World, to satisfy their respective foreign exchange obligations and to pay dividends to us depends on existing and future exchange control regulations in China.  The Renminbi is currently convertible under the current account, which includes trade and service related foreign exchange transactions.  Renminbi currently cannot be converted under the capital account, which includes foreign direct investment.  CUCL, Unicom New Century and Unicom New World, our wholly-owned subsidiaries that hold substantially all of our assets, are all foreign investment enterprises.  The foreign investment enterprise status will allow these subsidiaries to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange.  These current account transactions include payment of dividends.  However, the relevant Chinese government authorities may in the future limit or eliminate the authorizations for a foreign investment enterprise to retain its foreign exchange to satisfy its foreign exchange obligations or to pay dividends in the future.  Furthermore, certain foreign exchange transactions of these subsidiaries under the capital account still require approvals from the State Administration for Foreign Exchange.  This requirement affects our subsidiaries’ ability to obtain foreign exchange through equity financing, including by means of capital contributions from us.

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

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the shares and ADSs.  Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 17.5% on corporations and individuals at a maximum rate of 15.5% with effect from April 1, 2003 and 16.0% with effect from April 1, 2004.  Gains from sales of the shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong.  Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of shares or ADSs realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation.  If you are a noncorporate U.S. holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective.  This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.  Dividends we pay with respect to the shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

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

If we are treated as a passive foreign investment company, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•                                          any gain you realize on the sale or other disposition of your shares or ADSs, and

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year.  Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income.  Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a passive foreign investment company, you must file Internal Revenue Service Form 8621.

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

You can read and copy documents referred to in this annual report that have been filed with the U.S.  Securities and Exchange Commission, or the SEC, at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

I.             Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risks

Our exposure to financial market risks relates primarily to changes in interest rates and currency exchange rates.

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates, principally as a result of our long-term loans, all of which bear variable interest rates.  The original maturities of our long-term loans range from one to seven years.

The People’s Bank of China has the sole authority in China to establish official interest rates for Renminbi-denominated loans.  Financial institutions in China set their effective interest rates within the range established by the People’s Bank of China.  The fair value of our borrowings is the same as the carrying value since all our bank loan interest are variable.  Most of our bank loans are denominated in Renminbi and borrowed from domestic banks at interest rates that vary in accordance with the standard guidance interest rates announced by relevant Chinese government authorities.

Interest rates and payment methods on loans denominated in foreign currencies are set by financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors.  In September 2003, we entered into a US$700 million term loan facility with 13 financial institutions, which is consisted of three tranches: a three-year US$200 million tranche, with an interest rate of 0.28% over the US$ LIBOR, a five-year US$300 million tranche, with an interest rate of 0.35% over the

US$ LIBOR, and a seven-year US$200 million tranche, with an interest rate of 0.44% per annum over the US$ LIBOR.

As a result, we are exposed to interest rate risk resulting from fluctuations in interest rates on our debts.  Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to our outstanding floating rate debt, and therefore could have a material adverse effect on our financial position.  From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks in connection with our borrowings denominated in foreign currencies, although we did not consider it necessary to do so in 2003.  We are also considering hedging our borrowings denominated in Renminbi once interest rate swaps become available for Renminbi-denominated borrowings in China.

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, which consist of variable rate debt obligation, as of December 31, 2003.  We do not have fixed rate debt obligation as of December 31, 2003.

	Expected Maturity Date						As of December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(RMB equivalent in million, except interest rate)

Variable rate bank and other loans	18,173	15,550	11,700	3,021	4,117	1,825	54,386	54,386

Average interest rate(1)	4.86%	4.61%	4.01%	3.38%	2.56%	1.89%	—	—

(1)                  The interest rates for variable rate bank and other loans are calculated based on the weighted average interest rates at the end of 2003.

For the year ended December 31, 2003, if the average interest rates for our variable rate bank and other loans had increased by 10%, we estimate that we would have incurred additional interest expenses of RMB255 million in 2003.

Exchange Rate Risk

The majority of our indebtedness and capital expenditures are in Renminbi.  Currency exchange rate risk exists with respect to our repayment of indebtedness to our foreign lenders, payables to equipment suppliers and contractors and our dividend payments to holders of ordinary shares and ADSs in foreign currencies.  As of December 31, 2003, approximately RMB5.9 billion of capital commitments was authorized and contracted for in currencies other than Renminbi and foreign currency-denominate debt outstanding, representing our three-tranches US$700 million term loan entered into with 13 financial institutions in September 2003 as described above.  In addition, we had US$192 million in bank balances and cash, and short-term bank deposits as of December 31, 2003.  Although the Renminbi to US$ exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability.  Fluctuations in exchange rates may lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities and assets.  We may, from time to time, enter into currency swap agreements and foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks, although we did not consider this to be necessary in 2003.

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of short-term bank deposits, bank balances and cash, long-term debt obligations and capital commitments as of December 31, 2003.

	Expected Maturity Date						As of December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(RMB equivalent in million, except interest rate)
On-balance sheet financial instruments:
Short-term deposits with banks:
in U.S. dollars	913	—	—	—	—	—	913	913
in Hong Kong dollars	—	—	—	—	—	—	—	—
Bank balances and cash
in U.S. dollars	678	—	—	—	—	—	678	678
in Hong Kong dollars	20	—	—	—	—	—	20	20
Debts:
Variable rate bank and other loans (U.S. dollar)	—	—	1,655	—	2,483	1,655	5,793	5,793
Average interest rate(1)	—	—	1.72%	—	1.77%	1.83%	—	—
Off-balance sheet commitments:
Capital commitments authorized and contracted for in U.S. dollar	83	—	—	—	—	—	83	83

(1)                  The interest rates for variable rate bank and other loans are calculated based on the weighted average interest rates at the end of 2003.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

(a)  Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange

Act of 1934) as of the end of the period covered by this annual report.  They have concluded that, as of the date of evaluation, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

(d)  Changes in Internal Controls

There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that Mr. Shan Weijian, a member of our audit committee, is an audit committee financial expert.

Item 16B.  Code of Ethics

We have adopted a code of ethics that applies to our chief executive officer, chief financial officer,  president, vice-president, controller and other senior officers.  We have filed this code of ethics as an exhibit to this annual report.  In addition, we have posted the text of such code of ethics on our Internet website at www.chinaunicom.com.hk.

Item 16C.  Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees and tax fees for our principal accountants billed for products and services provided by our principal accountants for audit services, audit-related services and tax service for each of the fiscal years 2002 and 2003:

	For the years ended December 31,
	2002	2003
	(in US dollars)
Audit fees	4,700,000	6,528,000
Audit-related fees	320,000	1,900,000
Tax fees	72,500	2,000
All other fees	—	—
Total	5,092,500	8,430,000

Audit services are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of our Company and of Unicom Group.  It also includes audit services that only the external auditor reasonably can provide, such as pre-issuance reviews of quarterly and interim financial results.

Audit-related services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditor signing the audit report, that are reasonably related to the performance of the audit or review of our Company’s financial statements such as acquisition due diligence, consultations concerning financial accounting and reporting standards.

Tax services include the assistance with compliance and reporting of enterprise taxes, assistance with our assessment of new or changing tax regimes, and assistance with assessing relevant rules, regulations and facts going into our correspondence with tax authorities.

Audit Committee’s Pre-approval Policies and Procedures

The Audit Committee of our Board of Directors is responsible, among other things, for the oversight of the external auditor subject to the requirements of the Hong Kong Company Ordinance and our Articles of Association.  The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services to be provided by our independent accountants.  Under the policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services; or (ii) require the specific pre-approval of the Audit Committee.  General approval applies to services of a recurring and predictable nature.  These types of services, once approved by the Audit Committee, will not require further approval in the future, except when actual fees and expenses exceed pre-approved budget levels.  In such a case, the Audit Committee may authorize one of its members to approve budget increases subject to the requirement that such member provide a report on his decision to approve or deny an application for budget increases to the Audit Committee at an Audit Committee meeting held immediately after such member grants or denies the approval.

Specific pre-approval applies to all other services.  These services must be approved by the Audit Committee on a case-by-case basis after an application including proposed budget and scope of services to be provided by our independent auditors is submitted to the Audit Committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.  Financial Statements

We have elected to provide financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.  Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.  Exhibits

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association of Unicom, dated January 27, 2000(1).

1.2	Amended Articles of Association of Unicom (as amended)(1).

1.3	Amended Articles of Association of Unicom (as amended on May 12, 2004).

2.1

Deposit Agreement, among Unicom, the Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(2).

2.2	Form of specimen certificate for the shares(1).

4.1	CDMA Network Capacity Lease Agreement among CUCL, Unicom Group and Unicom Horizon, dated November 22, 2001(4).

4.2	Reorganization Agreement between Unicom Group and CUCL (together with English translation)(1).

4.3	Services Agreement between Unicom Group and CUCL (together with English translation)(1).

4.4	Lease Agreement between CUCL and Unicom Xingye Science and Technology Trade Co. Ltd. (together with English translation)(1).

4.5	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging (together with English translation)(1).

4.6	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolution of the Company on May 13, 2002(4).

4.7	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolution of the Company on May 13, 2002(4).

4.8	Service Agreements between executive directors of Unicom and Unicom(3).

4.9	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation)(5).

4.10	Form of Conditional Sale and Purchase Agreement between Unicom BVI and our company, dated November 20, 2002(5).

4.11	Comprehensive Services Agreement between Unicom Group and A Share Company, dated November 20, 2002. (English translation)(5).

4.12	Transfer Agreement with respect to the Comprehensive Services Agreement between A Share Company and Unicom New Century, dated November 20, 2002. (English translation)(5).

4.13	Form of CDMA Network Capacity Lease Agreement among Unicom Horizon, A Share Company and Unicom Group, dated November 20, 2002(5).

4.14	Transfer Agreement with respect to the CDMA Network Capacity Lease Agreement between A Share Company and Unicom New Century, dated November 20, 2002. (English translation)(5).

4.15	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation).

4.16	Conditional Sale and Purchase Agreement between Unicom BVI and our Company, dated November 20, 2003.

4.17	Conditional Sale and Purchase Agreement between CUCL and A Share Company, dated November 20, 2003. (English translation).

4.18	Comprehensive Services Agreement between Unicom Group and A Share Company, dated November 20, 2003. (English translation).

4.19	Transfer Agreement with respect to the Comprehensive Services Agreement between A Share Company and Unicom New World, dated November 20, 2003. (English translation).

Exhibit Number	Description of Exhibit

4.20	CDMA Network Capacity Lease Agreement among Unicom Horizon, A Share Company and Unicom Group, dated November 20, 2003.

4.21	Transfer Agreement with respect to the CDMA Network Capacity Lease Agreement between A Share Company and Unicom New World, dated November 20, 2003. (English translation).

4.22	Comprehensive Operator Services Agreement between Unicom Group and A Share Company, dated November 20, 2003. (English translation).

4.23	Transfer Agreement with respect to the Comprehensive Operator Services Agreement between A Share Company, CUCL, Unicom New Century and Unicom New World, dated November 20, 2003. (English translation).

4.24	Service Agreement between Mr. William Lo Wing Yan, executive director of Unicom, and Unicom. (English translation).

4.25	Letter Agreement between Mr.Wang Jianzhou, executive director of Unicom, and Unicom with respect to the Extension of the Service Agreement between Mr. Wang and Unicom. (English translation).

8.1	List of our significant subsidiaries.

11.1	Code of Ethics

12.1	CEO Certification

12.2	CFO Certification

13.1	CEO Certification

13.2	CFO Certification

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

(3)    Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2000.

(4)    Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2001.

(5)    Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 24, 2004

CHINA UNICOM LIMITED

By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chief Executive Officer

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2001, 2002 AND 2003

Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA UNICOM LIMITED

(Incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) with limited liability)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of China Unicom Limited (the “Company”) and its subsidiaries (the “Group) at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Hong Kong.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Statements of Auditing Standards issued by the Hong Kong Society of Accountants.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, March 25, 2004

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands, except per share data)

	Note	2001	2002	2003	2003
		RMB	RMB	RMB	US$
		As restated	As restated
Operating revenue (Turnover):
GSM Business	6, 32, 35	20,505,058	27,387,925	40,303,611	4,869,527
CDMA Business	3(f), 6, 20(a), 23, 32, 35	—	3,225,347	16,623,518	2,008,472
Data and Internet Business	6, 32, 35	1,820,211	2,793,039	3,437,083	415,272
Long Distance Business	6, 32, 35	1,488,733	2,765,723	2,273,148	274,644
Paging Business	6, 32, 35	4,341,824	2,161,188	1,403,053	169,518

Total service revenue		28,155,826	38,333,222	64,040,413	7,737,433
Sales of telecommunications products	6, 32, 35	1,237,060	2,243,303	3,595,912	434,462

Total operating revenue	6, 35	29,392,886	40,576,525	67,636,325	8,171,895

Operating expenses:
Leased lines and network capacities	7, 8, 32	(853,306)	(1,583,255)	(4,320,382)	(521,993)
Interconnection charges	8, 32	(2,072,584)	(3,229,640)	(5,920,793)	(715,357)
Depreciation and amortization	7	(8,262,296)	(11,255,724)	(16,385,293)	(1,979,689)
Personnel	7, 8, 12, 13	(2,487,218)	(3,335,218)	(4,574,546)	(552,702)
Selling and marketing	7, 20(a), 23, 32	(3,612,890)	(5,980,948)	(15,156,835)	(1,831,265)
General, administrative and other expenses	7, 8, 32	(5,498,997)	(5,631,850)	(9,112,385)	(1,100,968)
Cost of telecommunications products sold	32	(1,342,244)	(2,236,206)	(3,652,045)	(441,244)

Total operating expenses		(24,129,535)	(33,252,841)	(59,122,279)	(7,143,218)

Operating income		5,263,351	7,323,684	8,514,046	1,028,677

Loss on sale of discontinued operation (Guoxin Paging)	5	—	—	(663,279)	(80,138)

		5,263,351	7,323,684	7,850,767	948,539

Interest income	7	2,096,972	470,282	173,033	20,906
Finance costs	9	(1,917,566)	(1,474,441)	(1,936,022)	(233,912)
Other income (expense), net	10	19,831	(16,359)	8,071	975

Income before taxation	7	5,462,588	6,303,166	6,095,849	736,508
Taxation	3(a), 14	(896,039)	(1,720,205)	(1,888,381)	(228,156)

Income after taxation		4,566,549	4,582,961	4,207,468	508,352
Minority interests		35,310	15,252	9,629	1,163

Net income	15	4,601,859	4,598,213	4,217,097	509,515

Proposed final dividend	15	—	1,255,300	1,255,317	151,669

Dividend paid	15	—	—	1,255,300	151,667

The accompanying notes are an integral part of the consolidated financial statements.

	Note	2001	2002	2003	2003
		As restated	As restated

Basic earnings per share	16	RMB0.367	RMB0.366	RMB0.336	USD0.041

Diluted earnings per share	16	RMB0.367	RMB0.366	RMB0.336	USD0.041

Number of shares outstanding for basic earnings (in thousands)	16	12,552,996	12,552,996	12,553,010	12,553,010

Number of shares outstanding for diluted earnings (in thousands)	16	12,552,996	12,552,996	12,568,683	12,568,683

Basic earnings per ADS	16	RMB3.666	RMB3.663	RMB3.359	USD0.406

Diluted earnings per ADS	16	RMB3.666	RMB3.663	RMB3.355	USD0.405

Number of ADS outstanding for basic earnings (in thousands)	16	1,255,300	1,255,300	1,255,301	1,255,301

Number of ADS outstanding for diluted earnings (in thousands)	16	1,255,300	1,255,300	1,256,869	1,256,869

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 and 2003

(Expressed in thousands)

	Note	2002	2003	2003
		RMB	RMB	US$
		As restated
Non-current assets:
Property, plant and equipment, net	21	107,486,629	118,104,848	14,269,558
Goodwill	3(a), 22	2,285,771	3,315,468	400,578
Other assets	23	7,018,223	5,849,430	706,735
Deferred tax assets	14	826,568	324,900	39,255
Investment securities	24	105,648	—	—
Investment in associated companies		3,814	—	—

Total non-current assets		117,726,653	127,594,646	15,416,126

Current assets:
Current portion of deferred tax assets	3(a), 14	988,666	873,849	105,579
Amounts due from related parties	32(b)	1,137,847	263,414	31,826
Amounts due from domestic carriers	34(b)	211,462	184,613	22,305
Prepayments and other current assets	20	2,573,764	3,147,777	380,318
Inventories	19	3,229,903	2,169,354	262,104
Accounts receivable, net	18	4,327,268	5,471,547	661,078
Trading securities	17	173,939	—	—
Short-term bank deposits		4,825,205	912,794	110,285
Bank balances and cash	4(b)(i), 28(a)(iii)	14,433,498	9,219,936	1,113,963

Total current assets		31,901,552	22,243,284	2,687,458

Current liabilities:
Dividend payable		8,448	—	—
Payables and accrued liabilities	26	19,811,961	17,098,420	2,065,850
Amounts due to Unicom Group	32(c)	562,633	432,047	52,200
Amounts due to related parties	32(b)	409,663	108,891	13,156
Amounts due to domestic carriers	34(b)	1,123,580	778,841	94,100
Current portion of obligations under finance leases	29, 34(b)	16,793	25,435	3,073
Current portion of long-term bank loans	28	5,459,505	7,197,877	869,655
Taxes payable		1,106,006	623,857	75,375
Advances from customers		6,240,225	6,666,086	805,404
Short-term loans from Unicom Group	32(d)	724,127	—	—
Short-term bank loans	27	9,146,500	10,975,199	1,326,036

Total current liabilities		44,609,441	43,906,653	5,304,849

Net current liabilities		(12,707,889)	(21,663,369)	(2,617,391)

Total assets less current liabilities		105,018,764	105,931,277	12,798,735

The accompanying notes are an integral part of the consolidated financial statements.

	Note	2002	2003	2003
		RMB	RMB	US$
		As restated
Financed by:
Shareholders’ equity:
Share capital	30	1,331,371	1,331,390	160,860
Share premium		52,482,127	52,483,266	6,341,086
Reserves	15(a)	1,300,065	1,719,331	207,731
Retained earnings:
Proposed final dividend	15(b)	1,255,300	1,255,317	151,669
Others	3(a)	10,283,672	12,826,186	1,549,674

Shareholders’ equity		66,652,535	69,615,490	8,411,020

Minority interests		566,257	—	—

Non-current liabilities:
Long-term bank loans	28	37,686,162	36,212,791	4,375,269
Obligations under finance leases	29, 34(b)	101,302	99,719	12,048
Other long-term liabilities		12,508	3,277	396

Total non-current liabilities		37,799,972	36,315,787	4,387,713

		105,018,764	105,931,277	12,798,733

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of RMB)

	Share capital	Share premium	Revaluation reserve	Statutory reserve	Retained profits	Total

Balance at January 1, 2001, as previously reported	1,331,371	52,482,127	176,853	424,805	2,809,246	57,224,402
Change in accounting policy:
- Additional provision for deferred tax assets (Note 3(a))	—	—	—	—	228,061	228,061
- To adjust for statutory reserve due to the change in accounting policy (Note 15(a))	—	—	—	22,806	(22,806)	—
Balance at January 1, 2001, as restated	1,331,371	52,482,127	176,853	447,611	3,014,501	57,452,463
Net income for the year, as restated (Note 3(a))					4,601,859	4,601,859
Appropriation to statutory reserve, as restated (Note 15(a))				239,138	(239,138)	—
Balance at December 31, 2001, as restated	1,331,371	52,482,127	176,853	686,749	7,377,222	62,054,322

Net income for the year, as restated (Note 3(a))	—	—	—	—	4,598,213	4,598,213
Appropriation to statutory reserve, as restated (Note 15(a))	—	—	—	436,463	(436,463)	—
Balance at December 31, 2002, as restated	1,331,371	52,482,127	176,853	1,123,212	11,538,972	66,652,535

Dividends (Note 15(b))	—	—	—	—	(1,255,300)	(1,255,300)
Exercise of share options (Note 31(e))	19	1,139	—	—	—	1,158
Net income for the year	—	—	—	—	4,217,097	4,217,097
Appropriation to statutory reserve (Note 15(a))	—	—	—	419,266	(419,266)	—
Balance at December 31, 2003	1,331,390	52,483,266	176,853	1,542,478	14,081,503	69,615,490

Representing:
Proposed final dividend (Note 15(b))					1,255,317
Others					12,826,186
Balance at December 31, 2003					14,081,503

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands)

	Note	2001	2002	2003	2003
		RMB	RMB	RMB	US$

Net cash inflow from operations	(a)	13,249,360	15,675,105	26,449,770	3,195,692
Interest received		2,605,507	599,506	204,025	24,650
Interest paid		(2,576,822)	(1,868,208)	(2,540,513)	(306,948)
Dividends received		22,864	24,978	2,573	311
Dividends paid to minority owners of subsidiaries		(29,377)	(31,902)	(4,689)	(567)
PRC income tax paid		(2,193,657)	(1,345,201)	(1,545,907)	(186,778)

Net cash inflow from operating activities		11,077,875	13,054,278	22,565,259	2,726,360

Investing activities
Purchase of property, plant and equipment		(28,547,009)	(21,152,102)	(21,184,245)	(2,559,504)
Sale of property, plant and equipment		131,692	24,552	94,804	11,454
Purchase of minority interests		(18,537)	(257,337)	—	—
(Increase) decrease in short-term bank deposits		(17,083,008)	20,096,738	3,832,411	463,036
Purchase of Unicom New Century, net of cash acquired	4(a)	—	(3,692,687)	—	—
Payment of direct acquisition cost of Unicom New Century		—	—	(59,767)	(7,221)
Purchase of Unicom New World, net of cash acquired	4(b)	—	—	(2,326,449)	(281,084)
Purchase of trading securities		—	(14,557)	(87,956)	(10,627)
Sale of trading securities		144,976	18,865	118,575	14,326
Purchase of investment in associated companies		—	(2,105)	(10,062)	(1,216)
Sale of investment in associated companies		—	4,241	853	103
Purchase of investment securities		(21,426)	—	—	—
Sale of investment securities		5,139	35,300	19,753	2,387
Sale of Guoxin Paging, net of cash disposed	5	—	—	1,259,159	152,133
Purchase of other assets		(736,844)	(226,947)	(708,379)	(85,587)

Net cash outflow from investing activities		(46,125,017)	(5,166,039)	(19,051,303)	(2,301,800)

Financing activities
Proceeds from exercise of share options		—	—	1,158	140
Increase (decrease) of payables to Unicom Group		126,137	(1,393,434)	(724,127)	(87,490)
Proceeds from short-term bank loans		11,214,388	9,623,438	10,901,425	1,317,122
Proceeds from long-term bank loans		10,029,022	7,757,005	11,075,836	1,338,195
Repayment of short-term bank loans		(11,859,205)	(7,928,938)	(10,278,727)	(1,241,887)
Repayment of long-term bank loans		(766,875)	(19,925,822)	(18,497,783)	(2,234,922)
Dividends paid (Note 15(b))		—	—	(1,255,300)	(151,667)

Net cash inflow (outflow) from financing activities		8,743,467	(11,867,751)	(8,777,518)	(1,060,509)

Net decrease in cash and cash equivalents		(26,303,675)	(3,979,512)	(5,263,562)	(635,949)
Cash and cash equivalents, beginning of year		44,716,685	18,413,010	14,433,498	1,743,871

Cash and cash equivalents, end of year		18,413,010	14,433,498	9,169,936	1,107,922

Analysis of the balances of cash and cash equivalents:

Cash balances		21,991	5,942	4,610	557
Bank balances		18,391,019	14,427,556	9,215,326	1,113,406
Less: Restricted bank deposits	(i)	—	—	(50,000)	(6,041)

		18,413,010	14,433,498	9,169,936	1,107,922

Note (i): As of December 31, 2003, approximately RMB50 million bank balances (2001 and 2002: Nil) was restricted by the bank to secure for long-term bank loans.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands)

(a)          The reconciliation of income before taxation to net cash inflow from operations was as follows:

	2001	2002	2003	2003
	RMB	RMB	RMB	US$

Income before taxation	5,462,588	6,303,166	6,095,849	736,508
Adjustments for:
Depreciation and amortization	8,262,296	11,255,724	16,385,293	1,979,689
Amortization of deferred customer acquisition costs of contractual CDMA subscribers	—	1,385,424	5,836,587	705,183
Interest income	(2,096,972)	(470,282)	(173,033)	(20,906)
Interest expense	1,907,148	1,456,736	1,919,375	231,901
Loss on sale of Guoxin Paging	—	—	663,279	80,138
Loss on disposal of property, plant and equipment	54,475	82,467	49,940	6,034
Provision for impairment loss of property, plant and equipment and goodwill	632,511	38,797	528,048	63,799
Provision for doubtful debts	540,954	971,989	1,749,887	211,423
Share of losses/(incomes) from associated companies	24,773	(553)	2,275	275
Dividends from investment securities	(22,864)	(24,978)	(2,573)	(311)
Realized gains on trading securities	(31,979)	(1,876)	(12,045)	(1,455)
Unrealized losses/(gains) on trading securities	56,576	27,461	(10,129)	(1,224)
Realized gains on investment securities	(944)	(18,098)	(13,268)	(1,603)
Reversal of impairment loss of associated companies	(3,219)	—	—	—
Realized gains in associated companies	—	(1,251)	—	—
(Reversal)/provision of impairment loss of investment securities	(12,490)	650	—	—
Operating income before working capital changes	14,772,853	21,005,376	33,019,485	3,989,451
Increase in accounts receivable	(1,493,966)	(2,085,863)	(2,650,625)	(320,251)
(Increase)/ decrease in inventories	(72,302)	(1,276,602)	1,263,299	152,633
Increase in other assets	—	(5,478,259)	(3,169,766)	(382,975)
Decrease/ (increase) in prepayments and other current assets	187,565	(1,142,810)	(1,342,086)	(162,152)
Decrease/ (increase) in amounts due from domestic carriers	176,786	8,599	(22,227)	(2,685)
(Increase)/ decrease in amounts due from related parties	(891,497)	280,216	553,354	66,857
Increase/ (decrease) in payables and accrued liabilities	872,084	1,488,449	(35,732)	(4,317)
Increase/ (decrease) in advances from customers	149,865	1,978,456	(55,497)	(6,705)
(Decrease)/increase in amounts due to domestic carriers	(534,599)	221,196	(161,937)	(19,565)
Increase/ (decrease) in amounts due to related parties	82,571	676,347	(948,498)	(114,599)

Net cash inflow from operations	13,249,360	15,675,105	26,449,770	3,195,692

(b)         Supplemental information:

Payables to equipment suppliers for construction-in-progress during 2003 decreased by approximately RMB3,234 million (2001: increased by approximately RMB2,706 million; 2002: decreased by approximately RMB2,201 million).

CHINA UNICOM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1.              ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet, long distance and paging services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The Group completed the following acquisitions and sale activities in 2002 and 2003 respectively:

Acquisition of Unicom New Century Telecommunications Corporation Limited (“Unicom New Century”)

In 2002, the Company acquired the entire equity interests in Unicom New Century from its ultimate parent company, China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). For details of this acquisition, please refer to Note 4(a).

Acquisition of Unicom New World Telecommunications Corporation Limited (“Unicom New World”)

In 2003, the Company acquired the entire equity interests in Unicom New World from Unicom Group. For details of this acquisition, please refer to Note 4(b).

Sale of Guoxin Paging Corporation Limited (“Guoxin Paging”)

In 2003, the Company sold the entire equity interest in Guoxin Paging to Unicom Group. For details of the sale, please refer to Note 5.

After the above acquisitions and sale, the Company expanded its Cellular Business’s geographical coverage to 30 provinces, municipalities or autonomous regions in the PRC (which covers the whole mainland China apart from Guizhou Province) and discontinued its nationwide paging operation in the PRC.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”).  The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on December 31, 2001, with its A shares listed on the Shanghai Stock Exchange on October 9, 2002). The directors of the Company consider Unicom Group to be the ultimate parent company.

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

•                  Provision for deferred taxation on HK GAAP adjustments; and

•                  Capitalization of the direct costs associated with the acquisition of subsidiaries.

The Company has adopted the purchase method to account for the acquisitions of Unicom New Century and Unicom New World.  The excess of the purchase consideration over the fair values of the net assets acquired has been recorded as goodwill, which is amortized using the straight-line method over a period of 20 years. The effective dates of the acquisitions of Unicom New Century and Unicom New World were December 31, 2002 and December 31, 2003 respectively. The operating results of these acquired subsidiaries have been included in the consolidated statements of income of the Group after the acquisitions were effective.

The sale of Guoxin Paging has been accounted for as a disposal of discontinued operation by the Group. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of the effective date of disposal (December 31, 2003) was recorded as the loss on sale of discontinued operation in the consolidated statements of income of the Group.  The operating results of Guoxin Paging for 2003 was included in the consolidated statements of income of the Group up to the effective date of the sale.

3.              PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out as follows:

(a)         Basis of preparation

In current year, the Group adopted the following Statements of Standard Accounting Practice (“SSAP”) issued by the HKSA which are effective for accounting periods commencing on or after January 1, 2003:

SSAP 12 (revised)	Income Tax
SSAP 35	Government Grants and Disclosure of Government Assistance

Upon the adoption of SSAP 12 “Income Taxes” (revised) (“SSAP 12”) in 2003, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

Prior to 2003, deferred taxation was accounted for at the current taxation rate in respect of timing differences between income as computed for taxation purpose and income as stated in the income statement. A deferred tax asset was not recognized unless the related benefits are expected to crystallize in the foreseeable future. The adoption of SSAP 12 in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in the consolidated statement of changes in equity, the change in the accounting policy has resulted in an increase of opening retained earnings as of 1 January 2001, 2002 and 2003 by approximately RMB205,255,000, RMB373,159,000 and RMB405,300,000, respectively, representing the deferred tax assets relating to the provision for doubtful debts previously not recognized. This change has resulted in an increase in deferred tax assets at 1 January 2003 by approximately RMB405,300,000.  The net income for the year ended December 31, 2001 and 2002 has also been increased by approximately RMB145,098,000 and RMB32,141,000, respectively.

The adoption of SSAP 12 was also resulted in an increase of the deferred tax assets of Unicom New Century as of 31 December 2002 by approximately RMB80,448,000. This adjustment increased the net assets value of Unicom New Century on 31 December 2002 and accordingly reduced the goodwill recorded by the Group arising from the acquisition of Unicom New Century on 31 December 2002.

Since the impact of the adoption of the SSAP 35 “Government Grants and Disclosure of Government Assistance” on the Group’s financial statements is not significant, no prior period adjustment has been required.

Pursuant to the HKSA's standards improvement process, the Hong Kong Financial Reporting Standards Committee ("FASC") of the HKSA has undertaken a special project to achieve convergence with the International Financial Reporting Standards ("IFRS").  Under the convergence principle, the HKSA will adopt the revised International Accounting Standards ("IAS") as Hong Kong Accounting Standards ("HKAS"). The convergence project is designed to achieve full convergence of the existing HK SSAP with IAS by (i) adoption of the revisions made to the IAS as a result of the improvement project of the International Accounting Standards Board ("IASB"), (ii) elimination of existing differences between HK SSAP and their IAS equivalents, and (iii) issue new accounting standards to adopt the remaining IAS as new HKAS.  The revised or new HKAS will become effective for accounting periods beginning on or after January 1, 2005.  As part of this convergence project, certain new HKAS pronouncements have already been issued in 2004.  The Group is currently assessing the effect of these new pronouncements on its financial statements.

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

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to the effective date of disposal, as appropriate.

All significant inter company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(ii)        Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated statements of income includes the Group’s share of the results of associated companies for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortization) on acquisition.

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

(c)          Use of estimates

The preparation of financial statements in conformity with HK GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures.  Accordingly, actual results may differ from those estimates and assumptions.

(d)         Property, plant and equipment

(i)            Land use rights and building

Land use rights and buildings are stated at valuation.  Independent valuations are performed periodically with the last valuation performed on 31 March 2000.  In the intervening years, the directors review the carrying value of land use rights and buildings and adjustment is made where in the directors’ opinion there has been a material change in value. Any increase in land use rights and buildings valuation is credited to the revaluation reserve; any decrease is first offset against an increase on earlier valuation in respect of the same property and is thereafter charged to the statements of income. Upon the disposal of revalued land use rights and buildings, the realized portion of the revaluation reserve is transferred from the valuation reserve to retained earnings.

(ii)        Other fixed assets

Other fixed assets, comprising leasehold improvement, telecommunications equipment, office furniture and fixtures are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.  Expenditures incurred after the telecommunications equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the assets.

(iii)    Depreciation

Land use rights are amortized over the period of the lease while other fixed assets are depreciated at rates sufficient to write off their costs less accumulated losses over their estimated useful lives on a straight-line basis. The estimated useful lives of property, plant and equipment are as follows:

	Depreciable life	Residual value

Land use rights	Over the period of lease	—
Buildings	8 – 40 years	3%
Leasehold improvements	Over the lease term	—
Telecommunications equipment	4 – 15 years	3%
Office furniture, fixtures and other	4 – 14 years	3%

(iv)       Construction-in-progress

Construction-in-progress represents buildings and plant under construction and equipment pending installation, and is stated at cost less accumulated impairment losses.  Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period.

No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use.

(v)           Impairment and gains or loss on disposal

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets including property, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized to reduce the assets to its recoverable amount. Such impairments losses are recognized in the income statement except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which cases it is treated as a revaluation decrease. In determining the recoverable amount, expected future cash flows generated by the property, plant and equipment are discounted to their present values.

Provision for impairment loss is charged to the statements of income and classified under “general, administrative and other expenses” as a component of operating expenses.  Reversal of impairment losses recognized in prior years is recorded when impairment losses recognized for the asset no longer exist or have decreased.  The reversal is recorded in the statements of income.

The gain or loss on disposal of a property, plant and equipment is the differences between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statements of income.  Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(e)          Goodwill

Goodwill represents the excess of purchase consideration over the fair values of the Group’s share of the net identifiable assets and liabilities of the acquired subsidiary/associated company at the date of acquisition.  Goodwill is carried at cost less accumulated amortization and accumulated impairment losses.  Goodwill is amortized using the straight-line method over the estimated economic lives of the acquired businesses. Goodwill arising on major strategic acquisitions of the Group to expand its geographical market coverage is amortized over 20 years. For all other acquisitions, goodwill is generally amortized over 5-7 years.

When later events and circumstances occur which indicate the carrying balance of goodwill may not be recoverable, the unamortized balance is written down to its estimated recoverable amount. Estimated recoverable amount is determined based on estimated discounted future net cash flows of the related business over its remaining life.

(f)            Other assets

Other assets mainly represent (i) expenditures on facilities for interconnection with other operators, for which the Group has a permanent use right, (ii) long-term prepaid leased lines and rentals and (iii) deferred customer acquisition costs of CDMA contractual subscribers.

Expenditures on interconnection facilities are amortized using the straight-line method over the beneficial period of 5 years. Long-term prepaid leased lines and rentals are amortized using a straight-line method over the lease period.

Deferred customer acquisition costs of CDMA contractual subscriber represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Deferred customer acquisition costs, to the extent recoverable, are amortised over the contractual period (not exceeding 2 years) to match with the minimum contract revenue.  Deferred customer acquisition costs of contractual CDMA subscriber are included in “prepayment and other current assets” when the customer contract is within 1 year, whereas they are recorded as “other assets” when the contract period is over 1 year.

(g)         Investments in securities

(i)            Investment securities

Equity securities intended to be held on a continuing basis are classified as investment securities and recorded at cost less any provision for impairment loss.

The carrying amounts of investment securities are reviewed at the end of each year to assess whether the fair values have declined below the carrying amounts.  When a decline other than temporary decline has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognized as an expense in the statements of income. This impairment loss is written back to statements of income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. Upon disposal of investment securities, income or loss thereon is accounted for in the statements of income.

(ii)        Trading securities

Trading securities are carried at fair value.  At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of trading securities are recognized in the statements of income.  Gains or losses on disposal of trading securities, representing the differences between the net sales proceeds and the carrying amounts, are recognized in the statements of income as they arise.

(h)         Cash and cash equivalents

Cash and cash equivalents are carried at cost in the balance sheet. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with maturity of 3 months or less from the date of investment.

(i)            Short-term bank deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

(j)            Accounts receivables and other receivables

Provision is made against accounts receivables and other receivables to the extent they are considered to be doubtful. They are stated in the balance sheet net of such provision.

(k)         Inventories

Inventories, which principally comprise handsets, SIM cards, UIM cards, pagers and accessories, are stated at the lower of cost and net realizable value.  Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as expense in the period in which the reversal occurs.

(l)            Advances from customers

Advances from customers are monthly fees paid by Paging subscribers in advance or amounts paid by customers for GSM and CDMA prepaid cards, GSM and CDMA prepaid service fees, Internet protocol (“IP”) telephone cards and other calling cards which cover future telecommunications services (over a period of 3 to 12 months). Customer advances are stated at the amount of proceeds received less the amount already recognized as revenues upon the rendering of services.

(m)      Assets under lease

(i)            Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases.  Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding.  The corresponding rental obligations, net of finance charges, are included in long-term liabilities.  The finance charges are charged to the statements of income over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives and the lease periods.

(ii)        Operating leases

Leases where substantially all the risks and rewards of ownership remain with the lessor are accounted for as operating leases. Minimum lease payments under operating leases net of any incentives received from the lessor are recognized as leasing expenses in to the statements of income on a straight-line basis over the lease periods. Leased rental received under operating leases are recognized as lease rental income on a straight-line basis over the lease periods.

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

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognized as expenses when incurred.

The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varies from 4.44% to 5.76% for the year ended December 31, 2003 (2001: 5.46% to 7.65%; 2002: 4.54% to 6.24%).

(o)         Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) as a result of a past event, it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

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

•                  Revenue from telephone cards, which represent prepaid service fees received from customers for telephone services, is recognized when the related service is rendered upon actual usage of the telephone cards by customers;

•                  Leased line rental income is recognized on a straight-line basis over the lease term; and

•                  Sales of telecommunications products, such as handsets, SIM cards, UIM cards, pagers and accessories etc, are recognized when title has been passed to the buyers.

(ii)        Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, taking into account the principal amounts and the interest rates applicable.

(iii)    Dividend income

Dividend income is recognized when the rights to receive payment is established.

(q)         Foreign currency translation

The Group maintains its books and records in Renminbi (“RMB”), which is not freely convertible into foreign currencies.  Transactions in foreign currencies are translated at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated at exchange rates ruling at the balance sheet date.  Exchange differences arising from changes in exchange rates subsequent to the transaction dates are dealt with in the statements of income.

For the convenience of the reader, translation of amounts for RMB into United States dollars (“US”) has been made at the noon buying rate in New York city for cable transfer payables in foreign currencies as certified for customers purposes by the Federal Reserve Bank of New York on December 31, 2003 of US$1.00=RMB8.2767. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2003, or at other rate.

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

(iii)    Equity compensation benefits

Share options are granted to directors and employees under the relevant share option schemes of the Company approved by the Board of Directors (Note 31). The financial impact of the share option granted is not recorded in the financial statements until such time when the options are exercised. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

(s)           Taxation

(i)            Income tax

Income tax is provided on the basis of income for statutory financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for tax purposes.

(ii)        Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

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

Unallocated costs primarily represent corporate expenses. Segments assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

(x)         Earnings per share and per American Depository Share (“ADS”)

Basic earnings per share has been computed by dividing the net income by the number of weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share has been computed by dividing the net income by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted net earnings per ADS have been computed by multiplying the net income per share by 10, which is the number of shares represented by each ADS.

4.              ACQUISITIONS

(a)          Acquisition of Unicom New Century

Unicom New Century was a limited liability company established in the PRC on July 16, 2002 to engage in the provision of GSM and CDMA cellular telecommunications services in 6 provinces, 2 autonomous regions and 1 municipality in the PRC, namely, Sichuan, Heilongjiang, Jilin, Henan, Jiangxi, Shannxi, Guangxi, Xinjiang and Chongqing. The Cellular Business of Unicom New Century and the relevant net assets were previously owned and operated by various branches of Unicom Group.

Pursuant to the resolution passed by the Company’s Board of Directors on November 20, 2002 and the extraordinary general meeting of the Company’s shareholders on December 23, 2002, the Company acquired the entire equity interests in Unicom New Century (via the intermediary holding company, Unicom New Century (BVI) Limited) at a cash consideration of approximately RMB4,909 million (including other direct costs of acquisition of approximately RMB109 million).  Thereafter, Unicom New Century has become a wholly-owned subsidiary of the Company.

The aforementioned acquisition of Unicom New Century became effective on December 31, 2002 when all the conditions to the acquisition were satisfied and cash consideration was settled by the Group.  The Company has adopted the purchase method of accounting to account for this acquisition.  The total fair value of the identifiable assets and liabilities of Unicom New Century as of December 31, 2002 amounted to approximately RMB2,624 million, the excess of purchase consideration over the fair value of identifiable assets and liabilities has been recorded as goodwill amounting to approximately RMB2,285 million, which is amortized using the straight-line method over the beneficial period of 20 years.

As the effective date of this acquisition was December 31, 2002, both the operating results and the financial position of Unicom New Century have been included in the consolidated financial statements of the Group for the year ended December 31, 2003. However, the 2002 comparatives only reflected the financial position of Unicom New Century in the consolidated balance sheet and excluded the operating results of Unicom New Century in the consolidated statements of income of the Group.

On June 30, 2003, the Company entered into a share transfer agreement with Unicom New Century (BVI) Limited and acquired the entire share capital of Unicom New Century from Unicom New Century (BVI) Limited. Thereafter, Unicom New Century became a direct wholly-owned subsidiary of the Company.

Operating revenue and net income for the year ended December 31, 2003 of Unicom New Century amounted to approximately RMB15,946 million and RMB364 million respectively.

The fair value of the net assets acquired and net cash outflow in respect of the acquisition of Unicom New Century were as following:

As of December 31, 2002
RMB’000

Net assets acquired:
Property, plant and equipment, net	23,330,775
Other assets	1,799,357
Deferred tax assets	56,368
Current portion of deferred tax assets	251,255
Amounts due from related parties	809,526
Amounts due from domestic carriers	20,601
Prepayments and other current assets	714,396
Inventories	1,201,310
Accounts receivable, net	715,331
Bank balances and cash	1,107,313
Payables and accrued liabilities	(4,940,983)
Amounts due to Unicom Group	(778,109)
Amounts due to related parties	(649,896)
Amounts due to domestic carriers	(160,018)
Current portion of long-term bank loans	(2,668,782)
Long-term bank loans	(15,465,331)
Taxes payable	(215,734)
Advances from customers	(1,496,228)
Short-term loans from Unicom Group	(724,127)
Short-term bank loans	(363,000)

2,544,024
Goodwill	2,365,197
Less: Direct costs of acquisition	(109,221)

Consideration paid	4,800,000

Analysis of the net outflow in respect of the acquisition of Unicom New Century:
Cash consideration	4,800,000
Bank balances and cash in hand acquired	(1,107,313)

Net cash outflow in respect of the acquisition of Unicom New Century	3,692,687

(b)          Acquisition of Unicom New World

Unicom New World was a limited liability company established in the PRC on November 4, 2003 to engage in the provision of GSM and CDMA cellular telecommunications services in 6 provinces and 3 autonomous regions in the PRC, namely, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai, Inner Mongolia, Ningxia and Xizang. The Cellular business of Unicom New World and the relevant net assets were previously owned and operated by various branches of Unicom Group.

Pursuant to the resolution passed by the Company’s Board of Directors on November 20, 2003 and the extraordinary general meeting of the Company’s shareholders on December 23, 2003, the Company acquired the entire equity interests in Unicom New World (via the intermediary holding company, Unicom New World (BVI) Limited) at a cash consideration of approximately RMB3,249 million (including other direct costs of acquisition of approximately RMB49 million).  Thereafter, Unicom New World has become a wholly-owned subsidiary of the Company.

After all the conditions to the acquisition were satisfied and the cash consideration was settled by the Group, the acquisition of Unicom New World became effective on December 31, 2003. The Company has adopted the purchase method of accounting to account for this acquisition. The total fair value of the identifiable assets and liabilities of Unicom New World as of December 31, 2003 amounted to approximately RMB2,104 million, the excess of purchase consideration over the fair value of the identifiable assets and liabilities has been recorded as goodwill amounting to approximately RMB1,145 million, which is amortized using the straight-line method over the expected beneficial period of 20 years.

As the effective date of this acquisition was December 31, 2003, the consolidated financial statements did not include the operating results of Unicom New World, but included the financial position of Unicom New World as of December 31, 2003.

Operating revenue and net income for the year ended December 31, 2003 of Unicom New World amounted to approximately RMB8,135 million and RMB349 million respectively.

The fair value of the net assets acquired and net cash outflow in respect of the acquisition of Unicom New World were as follows:

	Note	As of December 31, 2003
		RMB’000
The fair value of the net assets acquired:
Property, plant and equipment, net		12,106,458
Other assets		583,827
Deferred tax assets		14,010
Current portion of deferred tax assets		192,918
Amounts due from related parties		207,237
Amounts due from domestic carriers		5,745
Prepayments and other current assets		283,287
Inventories		307,503
Accounts receivable, net		357,880
Bank balances and cash	(i)	923,551
Payables and accrued liabilities		(1,951,215)
Amounts due to Unicom Group		(1,005,135)
Amounts due to related parties		(324,597)
Amounts due to domestic carriers		(52,473)
Current portion of long-term bank loans		(2,213,216)
Long-term bank loans		(5,473,734)
Taxes payable		(46,764)
Advances from customers		(604,862)
Short-term bank loans		(1,206,000)
		2,104,420
Goodwill		1,144,957
Less: direct costs of acquisition		(49,377)

Consideration paid		3,200,000

The net cash outflow in respect of the acquisition of Unicom New World was as follows:
Cash consideration		3,200,000
Bank balances and cash acquired (less restricted bank deposits)	(i)	(873,551)
Net cash outflow in respect of the acquisition of Unicom New World		2,326,449

Note (i):    As of December 31, 2003, approximately RMB50 million bank balances was restricted by the bank to secure the long-term bank loans.

5.              SALE OF DISCONTINUED OPERATION (GUOXIN PAGING)

Guoxin Paging was established as a limited liability company in the PRC in September 1998. Guoxin Paging originally operated a nationwide Paging Business through its 31 subsidiaries and branches in 27 provinces and autonomous regions and 4 municipalities in the PRC and was wholly-owned by China Unicom Corporation Limited (hereinafter referred to as “CUCL”, a direct wholly-owned subsidiary of the Company).

The Group originally had 5 operating segments namely GSM Business, CDMA Business, Data and Internet Business, Long Distance Business and Paging Business (see Note 35). Pursuant to the ordinary resolution passed by the Company’s Board of Directors on November 20, 2003, the Board of Directors announced the plan to dispose of the Paging Business to the ultimate parent company, Unicom Group. The disposal is consistent with the Group’s long-term strategy to focus its activities in the core telecommunication business. After obtaining the independent shareholders’ approval in an extraordinary general meeting of the Company’s shareholders on December 23, 2003, the Company completed the sale of the entire equity interests of Guoxin Paging to Unicom Group at a cash consideration of RMB2,750 million.

The sale of Guoxin Paging became effective on December 31, 2003 after all the conditions to the sale were satisfied, the majority of cash proceeds was settled by Unicom Group, and ownership as well as control was passed to Unicom Group. The total net assets of Guoxin Paging as of December 31, 2003 amounted to approximately RMB3,413 million, and the difference between the sale proceeds and the net assets disposed amounting to approximately RMB663 million, has been recorded as the loss on sale of discontinued operation.

Since the effective date of this sale was December 31, 2003, the operating results of Guoxin Paging have been included in the consolidated statements of income of the Group up to this date. Details of the sale were set forth in the related shareholders’ circular “Connected Transactions” of the Company dated November 26, 2003.

(a)          The total assets and total liabilities of Guoxin Paging comprised the following:

	Guoxin Paging
	As of December 31
	2002	2003
	RMB’000	RMB’000

Non-current assets	4,964,886	3,914,492
Current assets	2,264,714	2,048,250

Total assets	7,229,600	5,962,742
Total liabilities	(2,098,986)	(1,997,772)

Minority interest	(566,257)	(551,691)

Net assets	4,564,357	3,413,279

(b)         The net assets sold and net cash inflow in respect of the sale of Guoxin Paging were as follows:

As of December 31, 2003
RMB’000
Net assets sold:
Property, plant and equipment, net	3,647,083
Other assets	151,067
Investment securities	99,157
Investment in associated companies	17,185
Amount due from Unicom Group	9,440
Amount due from related parties	277,457
Amount due from domestic carriers	54,821
Prepayments and other current assets	207,813
Inventories	104,753
Accounts receivable, net	107,632
Trading securities	165,493
Short-term bank deposits	80,000
Bank balances and cash	1,040,841
Dividend payable	(8,260)
Payables and accrued liabilities	(1,491,890)
Amount due to related parties	(121,173)
Amount due to domestic carriers	(235,275)
Taxes payable	(17,669)
Advances from customers	(123,505)
Minority interests	(551,691)
3,413,279

Less: sale proceeds	(2,750,000)

Loss on sale of discontinued operation	663,279

The net cash inflow in respect of the sale of discontinued operation was as follows:
Sale proceeds received	2,300,000
Bank balances and cash disposed	(1,040,841)

Net cash inflow in respect of the sale of discontinued operation	1,259,159

(c)          The operating results of the Group attributable to the continuing operations and discontinued operation (Guoxin Paging) were as follows:

	Continuing operations			Discontinued operation (Guoxin Paging)			Group as a whole
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating revenue (Turnover)	24,567,853	36,604,071	65,249,242	4,825,033	3,972,454	2,387,083	29,392,886	40,576,525	67,636,325
Operating expenses	(18,336,824)	(28,656,496)	(55,531,586)	(5,792,711)	(4,596,345)	(3,590,693)	(24,129,535)	(33,252,841)	(59,122,279)

Operating income (loss)	6,231,029	7,947,575	9,717,656	(967,678)	(623,891)	(1,203,610)	5,263,351	7,323,684	8,514,046
Loss on sale of discontinued operation	—	—	—	—	—	(663,279)	—	—	(663,279)
Interest income	2,073,479	452,908	163,934	23,493	17,374	9,099	2,096,972	470,282	173,033
Finance costs	(1,876,997)	(1,466,093)	(1,930,784)	(40,569)	(8,348)	(5,238)	(1,917,566)	(1,474,441)	(1,936,022)
Other (loss) income, net	25,990	(41,352)	(31,797)	(6,159)	24,993	39,868	19,831	(16,359)	8,071

Income (loss) before taxation	6,453,501	6,893,038	7,919,009	(990,913)	(589,872)	(1,823,160)	5,462,588	6,303,166	6,095,849
Taxation	(1,196,286)	(1,895,987)	(2,307,596)	300,247	175,782	419,215	(896,039)	(1,720,205)	(1,888,381)

Income (loss) after taxation	5,257,215	4,997,051	5,611,413	(690,666)	(414,090)	(1,403,945)	4,566,549	4,582,961	4,207,468

(d)         The cash flows of the Group attributable to the continuing operations and discontinued operation (Guoxin Paging) were as follows:

	Continuing operations			Discontinued operation (Guoxin Paging)			Group as a whole
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net cash inflow from operating activities	10,845,972	12,692,415	22,141,521	231,903	361,863	423,738	11,077,875	13,054,278	22,565,259
Net cash outflow from investing activities	(45,133,699)	(4,579,122)	(18,660,174)	(991,318)	(586,917)	(391,129)	(46,125,017)	(5,166,039)	(19,051,303)
Net cash inflow (outflow) from financing activities	8,220,878	(11,703,468)	(8,752,829)	522,589	(164,283)	(24,689)	8,743,467	(11,867,751)	(8,777,518)

Net (decrease) increase in cash and cash equivalents	(26,066,849)	(3,590,175)	(5,271,482)	(236,826)	(389,337)	7,920	(26,303,675)	(3,979,512)	(5,263,562)

6.              OPERATING REVENUE

Operating revenue primarily comprises usage fees, monthly fees, connection fees, interconnection revenue, leased line rental income and sales of telecommunications products earned by the Group from GSM, CDMA, data, Internet, long distance and paging services.  Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry (“MII”) and the provincial price regulatory authorities.

Operating revenue is net of business tax and government surcharges.

The major components of operating revenue are as follows:

	Note	2001	2002	2003
		RMB’000	RMB’000	RMB’000
GSM Business
Usage fee	(i) (a)	14,937,448	20,274,987	29,072,249
Monthly fee	(ii)	3,660,473	4,169,129	7,042,299
Connection fee	(iii)	204,986	—	—
Interconnection revenue	(iv)	1,262,267	1,709,771	1,926,907
Other revenue	(vi)	439,884	1,234,038	2,262,156

Total GSM service revenue		20,505,058	27,387,925	40,303,611

CDMA Business
Usage fee	(i) (a)	—	2,231,050	11,671,523
Monthly fee	(ii)	—	713,483	3,488,411
Interconnection revenue	(iv)	—	184,296	607,830
Other revenue	(vi)	—	96,518	855,754

Total CDMA service revenue		—	3,225,347	16,623,518

Data and Internet Business
Usage fee	(i) (b)	1,581,189	2,069,415	2,443,610
Monthly fee	(ii)	—	9,478	9,085
Interconnection revenue	(iv)	146,844	348,248	361,514
Leased lines rental	(v)	64,117	274,274	420,433
Other revenue	(vi)	28,061	91,624	202,441

Total Data and Internet service revenue		1,820,211	2,793,039	3,437,083

Long Distance Business
Usage fee	(i) (b)	539,808	1,223,051	1,148,040
Interconnection revenue	(iii)	577,780	664,302	365,724
Leased lines rental	(v)	363,078	873,054	701,549
Other revenue	(vi)	8,067	5,316	57,835

Total Long Distance service revenue		1,488,733	2,765,723	2,273,148

Paging Business
Monthly fee	(ii)	4,141,232	1,912,786	612,999
Connection fee	(iii)	1,595	—	—
Interconnection revenue	(iv)	—	113,123	1,654
Other revenue	(vi)	198,997	135,279	788,400

Total Paging service revenue		4,341,824	2,161,188	1,403,053

Total service revenue		28,155,826	38,333,222	64,040,413

Sales of telecommunications products		1,237,060	2,243,303	3,595,912

Total operating revenue		29,392,886	40,576,525	67,636,325

Notes:

(i)    Usage fees comprise:

(a)   charges for incoming and outgoing calls made by cellular subscribers including charges for local calls, domestic direct dial (“DDD”) and international direct dial (“IDD”) as well as roaming fees for calls made by cellular subscribers outside their local service areas; and

(b)   charges for IP telephone calls, data and Internet services and fixed line long distance calls.

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

(iv)  Interconnection revenue represents amounts received from other operators, including Unicom Group, for calls from their networks to the Group’s networks. It also includes roaming-in fees received from other operators, including Unicom Group, for calls made by their subscribers using the Group’s cellular networks. Interconnection revenue is recognized when relevant calls are made by subscribers (see Notes 32(a) and 34(a)).

(v)   Leased line rental income represents rentals received for leasing of transmission lines to Unicom Group, business customers and other domestic carriers in the PRC.

(vi)  Other revenue mainly represents revenue from the provision of value-added services such as short message and secretarial services to subscribers.

7.              INCOME BEFORE TAXATION

Income before taxation is stated after charging and crediting the following:

	Note	2001	2002	2003
		RMB’000	RMB’000	RMB’000
After charging/(crediting):

Share of losses (income) from associated companies	10	24,773	(553)	2,275
Dividends from investment securities	10	(22,864)	(24,978)	(2,573)
Realized gains on trading securities	10	(31,979)	(1,876)	(12,045)
Unrealized losses (gains) on trading securities	10	56,576	27,461	(10,129)
Realized gains on investment securities	10	(944)	(18,098)	(13,268)
Gains on disposal of interests in associated company	10	—	(1,251)	—

Interest income		(2,096,972)	(470,282)	(173,033)
Interest expense:	9	2,593,402	1,879,663	2,523,512
Less: amounts capitalized in construction-in-progress	9	(686,254)	(422,927)	(604,137)
Total interest expenses		1,907,148	1,456,736	1,919,375

Depreciation:
- Assets held under finance leases	21	9,327	20,046	12,154
- Other assets		7,715,229	10,830,635	15,963,117
Total depreciation	21	7,724,556	10,850,681	15,975,271

Amortization of goodwill	22	74,261	23,414	115,260
Other amortization	23	463,479	381,629	294,762

Amortization of deferred customer acquisition costs of contractual CDMA subscribers	20(a)	—	1,385,424	5,836,587

Loss on disposal of property, plant and equipment	8(iv)	54,475	82,467	49,940

Auditors’ remuneration		52,972	38,916	54,003

	Note	2001	2002	2003
		RMB’000	RMB’000	RMB’000
After charging/(crediting):

Operating lease expense:
- Leased lines		853,306	691,358	805,018
- CDMA network capacities	32(a)	—	891,897	3,515,364
- Other leasing expense	8(iv)	569,954	610,931	882,671
Total operating lease expense		1,423,260	2,194,186	5,203,053

Provision (write-back) for doubtful debts:
- GSM Business		517,663	802,914	1,116,523
- CDMA Business		—	42,050	397,810
- Data and Internet Business		24,743	70,922	125,676
- Long Distance Business		13,058	46,124	75,870
- Paging Business		(14,510)	9,979	34,008
Total provision for doubtful debts	8(iv)	540,954	971,989	1,749,887

Cost of inventories		1,268,645	2,161,512	3,570,234

Write-down of inventories to net realizable value		16,605	7,156	47,101

(Write-back) additional provision for impairment losses of investments in:
- Associated companies		(3,219)	—	—
- Investment securities		(12,490)	650	—
Total provision for impairment in investments		(15,709)	650	—

Personnel:
- Salaries and wages		2,156,911	2,654,845	3,676,168
- Contributions to defined contribution pension schemes	12	163,500	203,164	273,182
- Contributions to supplementary defined contribution pension schemes	12	—	11,066	39,854
- Special monetary housing benefits	13	88,911	277,944	109,210
- Contributions to other housing fund	13	69,963	92,549	170,614
- Other housing benefits	13	7,933	95,650	305,518
Total personnel		2,487,218	3,335,218	4,574,546

Additional provision for impairment of:
- Property, plant and equipment	21	468,611	—	528,048
- Goodwill	22	163,900	38,797	—
Total provision for impairment	8(iv)	632,511	38,797	528,048

Net exchange (income) losses	10	(14,476)	21,533	9,960

8.              OPERATING EXPENSES

Major components of operating expenses is as follows:

(i)    Leased line charges incurred in association with leasing of transmission capacity from other operators and leasing expenses related to CDMA network capacities from Unicom New Horizon (see Notes 32(a), 33 and 34(a)).

(ii)   Interconnection charges represent amounts paid to other operators, including Unicom Group, for calls from the Group’s networks to the networks of other operators.

(iii)  Personnel costs comprise staff salaries and wages, contributions to defined contribution pension schemes and housing benefits.

(iv)  General, administrative and other expenses are analyzed as follows:

	2001	2002	2003
	RMB’000	RMB’000	RMB’000

Operating lease rental expenses	569,954	610,931	882,671
Repair and maintenance expenses	424,614	832,259	1,387,466
Provision for doubtful debts	540,954	971,989	1,749,887
Loss on disposal of property, plant and equipment	54,475	82,467	49,940
Provisions for impairment loss of property, plant and equipment and goodwill (Note 21)	632,511	38,797	528,048
Traveling, entertainment and meeting expenses	612,592	850,876	1,242,166
Power and water charges	473,774	729,650	1,313,099
Office expenses	587,727	582,187	749,080
Other	1,602,396	932,694	1,210,028

	5,498,997	5,631,850	9,112,385

9.              FINANCE COSTS

	2001	2002	2003
	RMB’000	RMB’000	RMB’000

Interest on bank loans repayable over 5 years	—	41,115	124,105
Interest on bank loans repayable within 5 years	2,593,402	1,838,548	2,399,407
Less: Amounts capitalized in construction-in-progress	(686,254)	(422,927)	(604,137)

Total interest expenses	1,907,148	1,456,736	1,919,375
Bank charges	10,418	17,705	16,647

	1,917,566	1,474,441	1,936,022

10.       OTHER (INCOME) EXPENSES, NET

	2001	2002	2003
	RMB’000	RMB’000	RMB’000

Share of losses (income) from associated companies	24,773	(553)	2,275
Dividends from investment securities	(22,864)	(24,978)	(2,573)
Realized gains on trading securities	(31,979)	(1,876)	(12,045)
Unrealized losses (gains) on trading securities	56,576	27,461	(10,129)
Realized gains on investment securities	(944)	(18,098)	(13,268)
(Gains) losses from exchange difference	(14,476)	21,533	9,960
Gains on disposal of interests in associated company	—	(1,251)	—
Other	(30,917)	14,121	17,709

	(19,831)	16,359	(8,071)

11.       DIRECTORS’, SENIOR EXECUTIVES’ AND SUPERVISORS’ EMOLUMENTS

(a)   Directors’ emoluments

The aggregate amounts of fees and emoluments payable to directors of the Company during the year are set out below:

	2001	2002	2003
	RMB’000	RMB’000	RMB’000

Non-executive directors:
Fees	1,273	849	1,594

Executive directors:
Fees	—	—	—
Other emoluments
- Salaries, allowance and other allowances	9,083	9,722	9,352
- Pension benefits/pension scheme contributions	124	38	106
- Bonuses paid and payable	11,162	5,887	9,688

	20,369	15,647	19,146

	21,642	16,496	20,740

Non-executive directors’ emoluments disclosed above include approximately RMB1,275,000 (2001: RMB637,000; 2002: RMB636,000) paid to independent non-executive directors.

During 2003, 2,772,000 (2001: Nil; 2002: 2,802,000) share options were granted to the directors under the amended Share Option Scheme approved by the independent non-executive directors on 21 May and 30 May 2003 respectively. See Note 31(d) for the details of share options granted during the year.

The emoluments of the directors analyzed by the number of directors and emolument ranges were as follows:

	Number of directors
(All amounts expressed in Hong Kong dollars)	2001	2002	2003

$nil - $1,000,000	4	4	5
$1,000,001 - $1,500,000	—	2	—
$2,000,001 - $2,500,000	—	1	2
$2,500,001 - $3,000,000	2	1	1
$3,000,001 - $3,500,000	—	1	—
$3,500,001 - $4,000,000	1	1	1
$4,000,001 - $4,500,000	1	—	—
$5,000,001 - $5,500,000	1	—	—
$6,500,001 - $7,000,000	—	—	1

	9	10	10

No directors waived the right to receive emoluments during the years.

(b)          Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for 2003 include 4 directors (2001: All; 2002: 4) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining individual during the years 2002 and 2003 are as follows:

	2002	2003
	RMB’000	RMB’000

Salaries, allowance and other allowances	1,432	1,435
Pension benefits/pension scheme contributions	—	38
Bonuses paid and payable	849	850

	2,281	2,323

The emoluments of the remaining individual during 2003 fell within the band of HK$2,000,001- HK$2,500,000 (2002: HK$2,000,001- HK$2,500,000).

No emolument was paid to the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

12.       RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates.  The PRC government is responsible for the pension liability to these retired employees.  The Group was required to make defined contributions to the pension scheme at the rate of 19% for the year ended December 31, 2003 (2001 and 2002: 19%) of the employees’ basic salaries. Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from August 11, 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established.  Under this plan, the Group makes a monthly defined contribution of 2% to 6% (2001 and 2002: 2% to 6%) of the monthly salary of each employee.  There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the statements of income were as follows:

	2001	2002	2003
	RMB’000	RMB’000	RMB’000

Contributions to defined contribution pension schemes	163,500	203,164	273,182
Contributions to supplementary defined contribution pension schemes	—	11,066	39,854

13.       HOUSING BENEFITS

Under the housing reform schemes in accordance with government regulations at the provincial level in the PRC, the Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. In the case of Guoxin Paging, the living quarters were provided by China Telecom prior to the establishment of Guoxin Paging and the related benefits were not charged to the Group.  In the case of the GSM Business, certain of these living quarters were provided by Unicom Group and the related benefits were not charged to the Group. Housing benefits which were not charged to the Group amounted to approximately RMB18.5 million for 2003 (2001 and 2002: RMB18.5 million).

Subsequent to the establishment of Guoxin Paging, for living quarters purchased or built by the Group, the liability to provide the housing benefits was recognized by the Group upon finalization of the allocation of the housing units to specific employees.  The amount of the benefits was the difference between the cost of the quarters purchased by the employees and the amount actually charged to the employees. The benefits are recorded as expenses over the estimated remaining average service life of the participating employees.

In addition, all of the full time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Group is required to make annual contributions to the housing fund at a rate on 10% (2001: from 5% to 10%; 2002: 10%) of the employees’ basic salaries.

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

The Group finalized its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees in 2001.  According to the scheme, the total amount of monetary housing benefit for each employee is determined based on the working age of the employee and the property market price prevailing in the relevant location.  The total monetary housing benefit is divided into three annual payments in the proportion of 40%, 30% and 30% respectively. In order to be included in the incentive scheme, employees are required to sign a service contract with a minimum service period of three years.  The employees will be entitled to the first 40% payment only when the following criteria are met:

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

For the years ended December 31, 2001, 2002 and 2003, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the years ended December 31, 2001, 2002 and 2003 amounted to approximately RMB88,911,000, RMB277,944,000 and RMB109,210,000 respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits since they did not achieve their annual performance budget in 2001, 2002 and 2003 and accordingly, no provision for such benefits was made.

The expenses incurred by the Group in relation to the housing benefits described above were as follows (excluding those paid by Unicom Group and China Telecom and not charged to the Group):

	2001	2002	2003
	RMB’000	RMB’000	RMB’000

Special monetary housing benefits	88,911	277,944	109,210
Contributions to housing fund	69,963	92,549	170,614
Other housing benefits	7,933	95,650	305,518

	166,807	466,143	585,342

14.       TAXATION

Provision for taxation represents:

	2001	2002	2003
	RMB’000	RMB’000	RMB’000
	As restated	As restated
Provision for PRC enterprise income tax on the estimated taxable income for the year	1,608,825	1,192,801	1,064,968
Deferred taxation	(712,786)	527,404	823,413

	896,039	1,720,205	1,888,381

There is no Hong Kong income tax liability as the Group does not have any assessable income sourced from Hong Kong for 2001, 2002 and 2003.

The income tax liabilities of the Group were assessed as follows:

(a)          The tax liabilities of CUCL and its wholly-owned subsidiaries for 2001, 2002 and 2003 were assessed in accordance with Foreign Investment Enterprises (“FIE”) taxation requirements on a consolidated basis as a single entity and settled income tax liabilities centrally in Beijing as approved by the tax authority;

(b)         Prior to the acquisition of Unicom New Century in years 2001 and 2002, Unicom Group was assessed for PRC enterprise tax liability under the relevant tax rules and regulations applicable to state-owned enterprises, and at the statutory rate of 33% on a consolidation basis as a single entity.  The tax provision for Unicom New Century was determined on a separate return basis using the same tax policy applicable to Unicom Group. Under this basis, the tax liabilities attributable to Unicom New Century were determined as if it were assessed for income tax separately from Unicom Group. In 2002, tax liabilities of Unicom New Century was assessed in accordance with FIE taxation requirements on a consolidated basis as a single entity; and

(c)          Various provincial branches/municipal cities of CUCL and Unicom New Century were granted a preferential treatment by tax authorities to assess their enterprise income tax at the rates of 30%, 15% or 10% in years 2001, 2002 and 2003. The remaining provincial branches were assessed at the standard tax rate of 33%.

The reconciliation of PRC enterprise income tax between the statutory tax rate of 33% and the effective tax rate actually recorded in the statements of income is as follows:

	2001	2002	2003
	As restated	As restated

PRC

Statutory tax rate of 33%	33.0%	33.0%	33.0%
Non-deductible expenses:
- Housing benefits	2.2	—	—
- Personnel expenses	0.7	0.1	—
- Other	1.2	1.4	0.3
Effect of preferential tax rates	(2.7)	(3.2)	(1.6)
Increase in opening deferred tax assets resulting from an increase in tax rate	—	—	(2.3)
Investment tax credits for domestic equipment (Note (a))	—	(2.8)	—
Additional depreciation deductible for tax purpose from 2001 (Note (b))	(9.8)	—	—
Additional expense deductible for tax purpose (Note (c))	—	—	(0.9)
Write-off of deferred tax assets previously recognized for Guoxin Paging	—	—	1.9

Effective PRC income tax rate	24.6%	28.5%	30.4%

Hong Kong

Statutory tax rate	16.0%	16.0%	17.5%
Non-taxable income:
- Interest income	(16.0)	(16.0)	(17.5)

Effective HK income tax rate	—	—	—

Total overall effective income tax rate	16.4%	27.3%	31.0%

Tax effect of preferential tax rate is as follows:

	2001	2002	2003

Aggregate amount (RMB in millions)	83.6	191.3	97
Per share effect (RMB)	0.007	0.015	0.008

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

(c)          During 2003, CUCL and Unicom New Century obtained approvals from the relevant tax authorities in the PRC that certain monetary housing benefits, which were previously treated as non-deductible expenses for income tax assessment purposes in prior years, could be used to deduct against enterprise income tax over 3 years. Accordingly, all the related deferred tax assets have been recognized in 2003 upon the receipt of the above tax approvals. Such deferred tax assets will be utilized on a straight-line basis over 3 years.

The movement of the deferred tax assets is as follows:

	Note	2001	2002	2003
		RMB’000	RMB’000	RMB’000
		As restated	As restated

Balance, beginning of year		1,013,720	1,954,567	1,815,234
Change in accounting policy:
- Recognition of additional deferred tax assets in relation to provision for doubtful debts	3(a)	228,061	—	—
Acquisition of Unicom New Century		—	388,071	—
Acquisition of Unicom New World		—	—	206,928
Deferred taxation charged to statements of income		712,786	(527,404)	(823,413)

Balance, end of year		1,954,567	1,815,234	1,198,749

Deferred taxation as of year-end represents the taxation effect of the following temporary differences:

	Note	2002	2003
		RMB’000	RMB’000
		As restated

Deferred tax assets:
Interest on loans from CCF joint ventures	(a)	287,998	256,673
Loss arising from terminations of CCF Arrangements	(a)	309,813	236,249
Income tax on advances from customers for telephone cards		471,657	261,467
Provision for impairment loss for property, plant and equipment		112,994	4,875
Provision for impairment loss for goodwill and difference in amortization period		40,498	—
Provision for doubtful debts of Paging Business		38,673	—
Provision for doubtful debts of Cellular Business	3(a)	485,748	534,839
Write-off of other assets		17,662	7,563
Write-down of inventories to net realizable value		31,260	15,905
Amortization of retirement benefits		37,379	18,549
Additional depreciation deductible for tax purpose		171,091	101,267
Differences on tax basis for the residual value of property, plant and equipment		19,634	7,608
Monetary housing benefits		—	56,826
Other		68,152	29,309

		2,092,559	1,531,130

Deferred tax liabilities:
Change of depreciation period		(76,468)	(28,268)
Capitalized interest already deducted for tax purpose		(200,857)	(304,113)

		(277,325)	(332,381)

Net deferred tax assets		1,815,234	1,198,749

Less: Current portion of deferred tax assets		(988,666)	(873,849)

		826,568	324,900

Note:

(a)          Prior to 2000, in the process of developing its cellular networks, the GSM Business has entered into cooperation agreements with certain contractual joint ventures (the “CJVs”) established in the PRC. Each CJV was established by one or more Chinese enterprises and one or more foreign parties, and the aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangement (the “CCF Arrangements”). Pursuant to the CCF Arrangements, the CJVs have extended funding to the GSM Business for the construction of telecommunications systems and network equipment in the PRC. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interest had been accrued by the GSM Business based on the funds provided by the CJVs and the then prevailing market borrowing rates. Afterwards, all CCF Arrangements had been terminated in 1999 and 2000, and the related loss on the termination of CCF Arrangements was charged to the statements of income as incurred. Pursuant to the approval of relevant tax authorities, since all the interest costs and the loss on termination of these CCF Arrangements can be deducted against current tax over 7 years. The resulting deferred tax assets were recognized accordingly.

15.       NET INCOME

(a)          CUCL and Unicom New Century were registered as foreign investment enterprises in the PRC. In accordance with the Articles of Association of CUCL and Unicom New Century, they are required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from income after tax and minority interests but before dividend distribution.

CUCL and Unicom New Century are required to allocate at least 10% of their income after tax and minority interests determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HK GAAP, the appropriations to the staff bonus and welfare fund will be charged to statements of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2003, no appropriation to staff bonus and welfare fund has been made (2001 and 2002: Nil).

Accordingly, CUCL and Unicom New Century appropriated approximately RMB382,030,000 (2001: RMB239,138,000; 2002: RMB436,463,000) and RMB37,236,000 (2002:Nil) respectively to the general reserve fund for the year ended December 31, 2003.

As stated in Note 3(a), the change in accounting policy on income taxes has resulted in an increase of distributable reserves to shareholders of CUCL for the years ended December 31, 2001 and 2002 respectively. As a result, CUCL has made additional appropriation to the statutory reserves amounting to approximately RMB40,530,000 in 2003 (2001: RMB22,806,000; 2002: RMB37,316,000).

(b)         At the annual general meeting held on 12 May 2003, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended December 31, 2002 totaling RMB1,255,299,607 which has been reflected as an appropriation of retained earnings for 2003.  As of December 31, 2003, such dividends have been fully paid by the Company.

At a meeting held on March 25, 2004, the Board of Directors of the Company proposed the payment of final dividend of RMB0.10 per ordinary share to the shareholders for the year ended December 31, 2003 totaling RMB1,255,317,207. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2003, but will be reflected as an appropriation of retained earnings in the financial statements for the year ending December 31, 2004.

(c)          For the year ended December 31, 2003, net income included a loss of approximately RMB21,654,000 (2001: net income of approximately RMB1,981,843,000; 2002: net income of approximately RMB287,492,000) which has been dealt with in the financial statements of the Company. As of December 31, 2003, the amount of distributable reserves to shareholders of the Company amounted to approximately RMB2,577,229,000 (2001: RMB3,566,691,000; 2002: RMB3,854,183,000).

16.       EARNINGS PER SHARE

Earnings per share and per American Depository Share (“ADS”)

Basic earnings per share for the years ended December 31, 2001, 2002 and 2003 were computed by dividing the net income by the weighted average number of ordinary shares in issue during the years.

Diluted earnings per share for the years ended December 31, 2001, 2002 and 2003 were computed by dividing the net income by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the potential dilutive ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme as described in Note 31. For 2003, all potential dilutive shares arose from additional share options granted in 2003 under the amended Share Option Scheme (see details in Note 31), which if converted to ordinary shares would decrease net income per share. For 2001 and 2002, there was no dilution of earnings per share after taking into account the dilutive effect of the share options. The anti-dilutive shares arising from the share options in 2003 of approximately 66,573,000 shares (2001: 30,451,000 shares; 2002: 48,745,000 shares) were not included in the calculation of diluted earnings per share.

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

Reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	2001			2002			2003
	Net income	Shares	Per share amount	Net income	Shares	Per share amount	Net income	Shares	Per share amount
	RMB’000	‘000	RMB	RMB’000	‘000	RMB	RMB’000	‘000	RMB
	As restated		As restated	As restated		As restated

Basic earnings	4,601,859	12,552,996	0.367	4,598,213	12,552,996	0.366	4,217,097	12,553,010	0.336
Effect of conversion of share options	—	—	—	—	—	—	—	15,673	—

Diluted earnings	4,601,859	12,552,996	0.367	4,598,213	12,552,996	0.366	4,217,097	12,568,683	0.336

17.       TRADING SECURITIES

Trading securities represented listed equity securities in the PRC, which were carried at fair value. The realized gains on trading securities for the year ended December 31, 2003 amounted to approximately RMB12,045,000 (2001: RMB31,979,000; 2002: RMB1,876,000) and the unrealized gains amounted to RMB10,129,000 (2001: unrealized loss of RMB56,576,000; 2002: unrealized loss of RMB27,461,000). As of December 31, 2003, no trading securities are maintained by the Group after the sale of Guoxin Paging on December 31, 2003.

18.       ACCOUNTS RECEIVABLE, NET

	2002	2003
	RMB’000	RMB’000

Accounts receivable for GSM services	3,920,821	5,268,041
Accounts receivable for CDMA services	1,004,754	2,408,093
Accounts receivable for Data and Internet services	410,479	696,802
Accounts receivable for Long Distance services	543,838	587,570
Accounts receivable for Paging services	181,348	—
Sub-total	6,061,240	8,960,506

Less: Provision for doubtful debts for GSM services	(1,466,803)	(2,716,396)
Provision for doubtful debts for CDMA services	(62,821)	(508,970)
Provision for doubtful debts for Data and Internet services	(99,214)	(158,313)
Provision for doubtful debts for Long Distance services	(60,176)	(105,280)
Provision for doubtful debts for Paging service	(44,958)	—

	4,327,268	5,471,547

The aging analysis of accounts receivable was as follows:

	2002	2003
	RMB’000	RMB’000

Not yet due (within credit period)	2,818,296	3,433,584
Due within three months	1,311,930	1,744,568
Three months to six months	464,750	750,719
Six months to one year	769,718	1,299,386
More than one year	696,546	1,732,249

	6,061,240	8,960,506

The normal credit period granted by the Group is on average 30 days from the date of invoice.

Provision for doubtful debts was analyzed as follows:

	2002	2003
	RMB’000	RMB’000

Balance, beginning of year	1,005,937	1,733,972
Provision for the year	971,989	1,749,887
Acquisition of Unicom New Century	327,936	—
Acquisition of Unicom New World	—	199,904
Sale of Guoxin Paging	—	(64,664)
Written-off for the year	(571,890)	(130,140)

Balance, end of year	1,733,972	3,488,959

19.       INVENTORIES

	2002	2003
	RMB’000	RMB’000

Handsets	2,357,577	1,133,027
Telephone cards	672,728	855,183
Pagers	77,134	—
Other	122,464	181,144

	3,229,903	2,169,354

20.       PREPAYMENTS AND OTHER CURRENT ASSETS

	Note	2002	2003
		RMB’000	RMB’000

Prepaid rental		85,185	233,461
Deposits and prepayments		1,069,939	1,624,874
Interest receivable		37,780	4,872
Advances to employees		106,749	164,487
Deferred customer acquisition costs of contractual CDMA subscribers	(a)	508,596	535,521
Other		765,515	584,562

		2,573,764	3,147,777

The aging analysis of prepayments and other current assets was as follows:

	2002	2003
	RMB’000	RMB’000

Within one year	2,227,594	3,109,944
Over one year	346,170	37,833

	2,573,764	3,147,777

Note:

(a)          As part of the arrangement with certain CDMA contractual subscribers under special promotion packages, CDMA handsets were provided to certain subscribers for their use at no additional charge during specified contract periods ranging from 6 months to 2 years.

Under the terms of these contracts, subscribers are required to spend a minimum amount of service fees during the contract period. In addition, to secure future performance, these subscribers are also required to (i) prepay service fees or deposits, (ii) maintain a restricted bank deposits in a designated commercial banks to secure the minimum contract amount, or (iii) provide the Group with a guarantor who will compensate the Group for any loss upon their non-performance. The costs of CDMA handsets under the above contractual arrangements are treated as deferred customer acquisition costs, to the extent recoverable based on management periodic assessment, and are amortized over the contractual period (not exceeding 2 years) to match with the Group’s minimum contract revenue.

For the year ended December 31, 2003, amortization of these deferred customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB5,837 million (2002: RMB1,385 million), which was recorded in “selling and marketing” expenses.  As of December 31, 2003, the carrying amount of unamortized deferred customer acquisition costs of contractual CDMA subscribers totaled approximately RMB4,447 million (2002: RMB5,983 million), with approximately RMB536 million (2002: RMB509 million) recorded in “prepayment and other current assets” (for contract period within 1 year) and with approximately RMB3,911 million (2002: RMB5,474 million) recorded in “other assets” (for contract period over 1 year) (see Note 23).

As of December 31, 2003, the carrying amount of prepaid service fees and deposits obtained by the Group under the above contracts amounted to RMB2,366 million and RMB153 million (2002: RMB2,625 million and RMB150 million) respectively.

21.       PROPERTY, PLANT AND EQUIPMENT, NET

	2003						2002
	Land use rights and buildings	Telecommuni-cations equipment	Office furniture, fixtures and others	Leasehold improvements	Construction in progress	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost or valuation:
Beginning of year	10,355,012	102,924,638	4,671,149	947,561	19,419,349	138,317,709	96,074,270
Additions	177,588	295,748	304,702	—	18,028,869	18,806,907	19,365,121
Acquisition of Unicom New Century	—	—	—	—	—	—	23,330,775
Acquisition of Unicom New World	1,256,443	8,531,911	169,789	43,497	2,104,818	12,106,458	—
Transfer from CIP	1,788,019	15,137,290	467,503	121,982	(17,514,794)	—	—
Sale of Guoxin Paging	(449,606)	(10,939,104)	(721,200)	(14,647)	(296,496)	(12,421,053)	—
Disposals	(23,501)	(729,047)	(397,167)	(43,614)	—	(1,193,329)	(452,457)

End of year	13,103,955	115,221,436	4,494,776	1,054,779	21,741,746	155,616,692	138,317,709

Representing:
At cost	10,733,182	115,221,436	4,494,776	1,054,779	21,741,746	153,245,919	135,614,629
At valuation	2,370,773	—	—	—	—	2,370,773	2,703,080

	13,103,955	115,221,436	4,494,776	1,054,779	21,741,746	155,616,692	138,317,709

Accumulated depreciation and impairment:

Beginning of year	1,067,005	27,665,564	1,667,089	416,875	14,547	30,831,080	20,325,835
Charge for the year	579,600	14,461,239	787,652	146,780	—	15,975,271	10,850,681
Impairment losses	—	526,030	—	—	2,018	528,048	—
Sale of Guoxin Paging	(119,255)	(8,190,816)	(451,275)	(10,366)	(2,258)	(8,773,970)	—
Disposals	(2,703)	(640,671)	(362,354)	(42,857)	—	(1,048,585)	(345,436)

End of year	1,524,647	33,821,346	1,641,112	510,432	14,307	37,511,844	30,831,080

Net book value:
End of year	11,579,308	81,400,090	2,853,664	544,347	21,727,439	118,104,848	107,486,629

Beginning of year	9,288,007	75,259,074	3,004,060	530,686	19,404,802	107,486,629	75,748,435

As of December 31, 2003, prepayments for property, plant and equipment to be used in construction amounting to approximately RMB1,431 million (2001: RMB2,272 million; 2002: RMB4,164 million) have been included in construction-in-progress.

For 2003, interest of approximately RMB604 million (2001: RMB686 million; 2002: RMB423 million) was capitalized to construction-in-progress.

As of December 31, 2003, the cost or valuation of land use rights (located in the PRC) and the accumulated depreciation amounted to approximately RMB303 million and RMB61 million respectively (2001: RMB315 million and RMB60 million; 2002: RMB348 million and RMB77 million).

Land use rights and buildings of the Group as of March 31, 2000 were valued by Sallmanns (Far East) Ltd., registered property valuers in Hong Kong, using the replacement cost or open market value approach, as appropriate. The resulting revaluation surplus and deficit amounted to RMB177 million and RMB28 million, respectively. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB8.80 million for 2003 (2001 and 2002: RMB8.80 million). The revaluation deficit was charged to the statements of income during the year ended December 31, 2000. As of December 31, 2003, for these land use right and buildings stated at revalued amounts, their carrying amount would have been approximately RMB1,783 million (2001: RMB2,139 million; 2002: RMB2,032 million) had they been carried at cost less accumulated depreciation.

As of December 31, 2003, net book value of telecommunications equipment held under finance leases amounted to approximately RMB147 million (2001: RMB179 million; 2002: RMB159 million).

Impairment of assets for the Paging Business:

Management conducts an impairment assessment at each balance sheet date to identify whether the carrying values of the property, plant and equipment may be impaired.

In 2001, the economic performance of Paging Business was worse than originally expected. Updated analyses and forecasts were prepared by the Group to determine if there had been an impairment of assets. The test for impairment was conducted for the paging telecommunication business of each province, representing a cash-generating unit, after considering the significant decline in revenue and profitability in 2001. The impairment assets including telecommunications equipment and the related goodwill of certain provinces were written down to their recoverable values determined based on their value in use. Value in use is determined based on the present value of estimated future net cash inflows expected to arise from the continuing use of the paging assets. In estimating the future net cash flows, management has made key assumptions and estimations on the appropriate discount rate adopted (8% per annum), the period covered by the cash flow forecast, the impact of the continuous decline of traditional Paging Business, the future loss of subscribers, the expected trend in average revenue per subscriber, as well as incremental cash flows arising from new Paging Businesses and the effects of the adoption of cost reduction plans.  All these assumptions and estimations are made based on historical trends adjusted for the current market situation (including physical conditions of these assets) and the forecast of the future development of new value-added Paging Businesses.

These assumptions and estimates are made after considering the historical trends, the prevailing market trends and the physical conditions of the related assets. Based on the above, the Group recorded impairment loss for property, plant and equipment amounting to approximately RMB469 million and for goodwill amounting to approximately RMB164 million for the year ended December 31, 2001.

In 2002, the Group conducted re-assessment of the recoverable amount of the paging assets based on the best estimates of the discounted net future cash flows expected to be generated from the Paging Business in the future years. Management expected further reduction of cash inflows to be generated from the traditional Paging Business. Other assumptions are consistent with those adopted in the previous assessment performed in 2001. Based on the estimate of the discounted net cash flows expected to arise from the continuing use of the paging assets, the Group concluded that the carrying amount of the paging assets as of December 31, 2002 did not exceed its recoverable amount and accordingly no additional impairment loss was recognized in 2002.

In 2003, based on the updated analysis and the worsening trend of the decline of the traditional Paging Business in the first half of 2003, despite the continuous growth of new value-added Paging Businesses, the Group expected that the related incremental future cash inflows to be generated from these new paging services could unlikely offset the effects of the rapid decline of the traditional Paging Business in future. Consequently, based on the latest estimate of the discounted future net cash flows expected to arise from the continuing operations of the Paging Business, after considering the unexpected rapid decline of the traditional Paging Business in the first half of 2003, the Group concluded that the carrying amount of paging assets as at 30 June 2003 had exceeded their expected recoverable amounts.  Accordingly, the Group has recorded an additional impairment loss for property, plant and equipment of the Paging Business amounting to approximately RMB528 million for the year ended December 31, 2003.

In addition, the Group has also recognized losses on disposal of property, plant and equipment of approximately RMB50 million for the year ended December 31, 2003 (2001: RMB54 million; 2002: RMB82 million).

22.       GOODWILL

		2002	2003
		RMB’000	RMB’000
		As restated (Note 3(a))
Cost:
Goodwill arising from acquisition of Unicom New Century		2,284,749	2,284,749
Goodwill arising from acquisition of Unicom New World		—	1,144,957
Other goodwill		525,431	—
		2,810,180	3,429,706

Less:	Accumulated amortization	(321,712)	(114,238)
	Impairment losses for other goodwill	(202,697)	—

		2,285,771	3,315,468

Goodwill arising from the acquisition of Unicom New Century and Unicom New World represented the excess of purchase consideration over the fair value over the separately identifiable net assets acquired (see Note 4). The amortization charge of goodwill arising from acquisition of Unicom New Century amounted to approximately RMB114,238,000 for the year ended December 31, 2003.

Prior to 2002, other goodwill represented the excess of purchase consideration over the fair values of the separately identifiable assets acquired by Guoxin Paging in respect of (i) certain local Paging Businesses during its restructuring in 1998; and (ii) minority interests in the provincial subsidiaries of Guoxin Paging.  The amortization charge of goodwill for the year ended December 31, 2003 amounted to approximately RMB1,022,000 (2001: RMB74,261,000; 2002: RMB23,414,000). As of December 31, 2003, all the goodwill related to Paging Business has been fully amortized.

The impairment provision in 2002 amounted to approximately RMB38,797,000 (2001: RMB163,900,000) representing the write-down of goodwill relating to the Paging Businesses in certain provinces to their recoverable amounts.

23.       OTHER ASSETS

	Note	2002	2003
		RMB’000	RMB’000

Interconnection facilities		568,099	613,622
Other		869,558	1,588,839
		1,437,657	2,202,461

Less: Accumulated amortization		(680,101)	(1,162,464)
		757,556	1,039,997

Prepaid rental and leased line		786,503	897,783
Deferred customer acquisition costs of contractual CDMA subscribers	20(a)	5,474,164	3,911,650

		7,018,223	5,849,430

For the year ended December 31, 2003, amortization of other assets, excluding deferred customer acquisition costs of contractual CDMA subscribers and prepaid rental and leased line, amounted to approximately RMB294,762,000 (2001: RMB463,479,000; 2002: RMB381,629,000).

24.       INVESTMENT SECURITIES

	2002	2003
	RMB’000	RMB’000

Unlisted equity securities in the PRC, at cost	111,863	—
Less: Provision for impairment losses	(6,215)	—

	105,648	—

As of December 31, 2003, the Group did not hold any investment securities.

25.       INVESTMENT IN SUBSIDIARIES

During 2003, the Company acquired the entire issued share capital of Unicom New World (BVI) Limited, which holds the entire equity interests in Unicom New World. The acquisition became effective on December 31, 2003.

In addition, the Company has contributed cash of approximately RMB6,427,513,000 (2001: RMB14,647,535,000; 2002: RMB17,464,520,000) to CUCL as additional investment in 2003.

As of December 31, 2003, the details of the Company’s subsidiaries were as follows:

Name	Place and date of incorporation and legal entity	Percentage of equity interests held		Issued and fully paid capital	Principal activities
		Direct	Indirect	RMB’000

China Unicom Corporation Limited	The PRC, April 21, 2000, limited liability company	100.00%	—	45,042,057	Telecommunications operation

Unicom New Century (BVI) Limited	British Virgin Islands, October 23, 2002, limited liability company	100.00%	—	12	Investment holding

Unicom New Century Telecommunications Co., Ltd.	The PRC, July 16, 2002, limited liability company	100.00%	—	328,936	Telecommunications operation

Unicom New World (BVI) Limited	British Virgin Islands, November 5, 2003, limited liability company	100.00%	—	1	Investment holding

Unicom New World Telecommunications Co., Ltd.	The PRC, November 4, 2003, limited liability company	—	100.00%	2,054,770	Telecommunications operation

26.       PAYABLES AND ACCRUED LIABILITIES

	Note	2002	2003
		RMB’000	RMB’000

Payables to contractors and equipment suppliers		13,703,912	11,789,366
Accrued expenses		1,139,645	1,417,750
Payables to telecommunications products suppliers		2,395,928	1,346,784
Customer deposits		784,156	1,198,812
Salary and welfare payables		775,668	494,794
Other	(a)	1,012,652	850,914

		19,811,961	17,098,420

Note:

(a)          Other includes miscellaneous accruals for housing fund and other government surcharges.

The aging analysis of payables and accrued liabilities is as follows:

	2002	2003
	RMB’000	RMB’000

Less than six months	14,887,342	12,253,057
Six months to one year	2,521,886	3,051,167
More than one year	2,402,733	1,794,196

	19,811,961	17,098,420

27.       SHORT-TERM BANK LOANS

Interest rates on short-term bank loans ranged from 4.54% to 5.31% per annum for 2003 (2001: 4.19% to 7.72% per annum; 2002: 4.54% to 5.56% per annum).

Supplemental information with respect to short-term bank loans was:

	Balance at year end	Weighted average interest rate at year end	Maximum amount outstanding during the year	Average amount outstanding during the year*	Weighted average interest rate during the year**
	RMB’000	per annum	RMB’000	RMB’000	per annum

December 31, 2002
- secured	209,000
- unsecured	8,937,500
	9,146,500	5.06%	9,146,500	8,117,750	5.39%

December 31, 2003
- secured	520,000
- unsecured	10,455,199
	10,975,199	5.22%	10,975,199	10,060,850	5.15%

*                 The average amount outstanding is computed by dividing the total of outstanding principal balance as of January 1 and December 31, as applicable, by 2.

**          The weighted average interest rate is computed by dividing the total of weighted average interest rates as of January 1 and December 31, as applicable, by 2.

As of December 31, 2003, short-term bank loans of approximately RMB70 million (2002: RMB463 million) were guaranteed by Unicom Group.

As of December 31, 2003, short-term bank loans of approximately RMB520 million (2002: RMB209 million) were secured by the future service fee revenue to be generated by the cellular operations.

28.       LONG-TERM BANK LOANS

	Interest rates and final maturity	2002	2003
		RMB’000	RMB’000
RMB denominated bank loans	Fixed interest rate ranging from 4.44% to 5.76% (2002: 4.54% to 6.24%) per annum with maturity through 2009 (2002: maturity through 2008) (Note(a))

- secured		24,627,646	10,622,366
- unsecured		18,518,021	26,994,612

		43,145,667	37,616,978

USD denominated bank loans	Float interest rate of USD LIBOR plus interest margin of 0.28% to 0.44% per annum with maturity through 2010 (Note (b))	—	5,793,690

Less: Current portion		(5,459,505)	(7,197,877)

		37,686,162	36,212,791

The repayment schedule of the long-term bank loans is as follows:

	2002	2003
	RMB’000	RMB’000
Balances due:
- not later than one year	5,459,505	7,197,877
- later than one year and not later than two years	4,825,581	15,549,832
- later than two years and not later than five years	32,581,222	18,837,560
Thereafter	279,359	1,825,399

	43,145,667	43,410,668
Less: Portion classified as current liabilities	(5,459,505)	(7,197,877)

	37,686,162	36,212,791

(a)          As of December 31, 2003, long-term bank loans denominated in RMB were secured by the following:

(i)                   Approximately RMB10,622 million (2002: RMB24,628 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches. Included in these long-term bank loans, approximately RMB3,600 million (2002: RMB3,471 million) was also guaranteed by Unicom Group;

(ii)                In addition to the above, approximately RMB8,004 million (2002: RMB9,164 million) of long-term bank loans were guaranteed by Unicom Group; and

(iii)             Approximately RMB50 million (2002: Nil) of long-term bank loans were secured by restricted bank deposits.

(b)         The Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD0.7 billion (the “Facility”) in September 2003. The Facility was split into 3 tranches (i) USD0.2 billion 3-year loan; (ii) USD0.3 billion 5-year loan; and (iii) USD0.2 billion 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche respectively.

In October 2003, the Company and CUCL entered into an agreement to lend the above bank loans to CUCL with similar terms to finance the network constructions of CUCL.

29. OBLIGATIONS UNDER FINANCE LEASES

Obligations under finance leases were analyzed as follows:

	2002	2003
	RMB’000	RMB’000
Total minimum lease payments under finance leases repayable:
- not later than one year	17,284	25,926
- later than one year and not later than five years	34,659	34,659
- later than five years	154,395	145,753

	206,338	206,338
Less:Future finance charges	(88,243)	(81,184)

Present value of minimum obligations	118,095	125,154

Representing obligations under finance leases:
- current liabilities	16,793	25,435
- non-current liabilities	101,302	99,719

	2002	2003
	RMB’000	RMB’000

The present value of obligations under finance leases:
- not later than one year	16,793	25,435
- later than one year and not later than five years	28,224	28,224
- later than five years	73,078	71,495
	118,095	125,154

Less: Portion classified as current liabilities	(16,793)	(25,435)

	101,302	99,719

Interest rate of obligations under finance leases is at 6% per annum.

30.       SHARE CAPITAL

	2002	2003
	HK$’000	HK$’000
Authorized:
30,000,000,000 ordinary shares of HK$ 0.1 each	3,000,000	3,000,000

		2002			2003
	Note	Number of shares (‘000)	HK$’000	RMB equivalent ‘000	Number of shares (‘000)	HK$’ 000	RMB equivalent ‘000
Issued and fully paid:
- Unicom BVI		9,725,000	972,500	1,030,850	9,725,000	972,500	1,030,850
- Public investors	(a)	2,827,996	282,799	300,521	2,828,172	282,817	300,540

		12,552,996	1,255,299	1,331,371	12,553,172	1,255,317	1,331,390

Note: (a) Increase of 176,000 ordinary shares in year 2003 represents the ordinary shares in issued under the share option scheme (Note 31(e)).

31.       SHARE OPTION SCHEME

The Company adopted a share option scheme (the “Share Option Scheme”) and a fixed award pre-global offering share scheme (“Pre-Global Offering Share Option Scheme”) on June 1, 2000 for the granting of share options to qualified employees, with terms amended on May 13, 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules.

Movements in the number of share options outstanding during the years 2001, 2002 and 2003 are as follows:

	Number of share options involved
	2001	2002	2003

Balance, beginning of year	27,116,600	33,840,600	69,868,600
Granted	6,724,000	36,028,000	105,956,000
Exercised	—	—	(176,000)
Cancelled	—	—	(3,281,200)

Balance, end of year	33,840,600	69,868,600	172,367,400

As of December 31, 2003, information of outstanding options are summarized as follows:

Date of options granted	The period during which an option may be exercised	The price per share to be paid on exercise of options		Number of shares outstanding as of December 31, 2002	Number of shares outstanding as of December 31, 2003

Shares granted under the Pre-Global Offering Share Option Scheme:

- June 22, 2000 (Note (a))	June 22, 2002 to June 21, 2010	HK$	15.42	27,116,600	25,436,600

Shares granted under the Share Option Scheme:

- June 30, 2001 (Note (b))	June 30, 2001 to June 21, 2010	HK$	15.42	6,724,000	6,508,000

- August2, 2002 (Note (c))	July 10, 2003 to July 9, 2008	HK$	6.18	36,028,000	34,466,800

- May 21, 2003 (Note (d))	May 21, 2004 to May 20, 2009	HK$	4.30	—	105,590,000

- May 30, 2003 (Note (d))	May 21, 2004 to May 20, 2009	HK$	4.66	—	366,000

				69,868,600	172,367,400

(a)          According to the resolution passed by the Board of Directors in June 2000, a total of the 27,116,600 options were granted on June 22, 2000 to the senior management, including directors, and certain other employees (which represent, on their full exercise, 27,116,600 shares of the Company) under the fixed award Pre-Global Offering Share Option Scheme adopted by the Company on June 1, 2000 in the following terms:

(i)             the exercise price is equivalent to the share issue price of the Global Offering of HK$15.42 per share (excluding the brokerage fee and HKSE transaction levy); and

(ii)          the options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.

No further option can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the Share Option Scheme on May 13, 2002. Apart from the above two terms, the principal terms are the same as the amended Share Option Scheme in all material aspects.

(b)         On June 1, 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the pre-global offering share option scheme as described above) equal to 10% of the total issued share capital of the Company.  According to the Share Option Scheme, the nominal consideration payable by a participant for the grant of options will be HK$1.00.  The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

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

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years from June 22, 2000. According to a resolution of the Board of Directors in June 2001, the Company has granted 6,724,000 share options under the Share Option Scheme which represent, on their full exercise, 6,724,000 shares to certain employees of the Group in the following terms:

(i)             the price of a share payable by a participant upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and HKSE transaction levy); and

(ii)        the period during which an option is vested and exercisable commences from the date of grant of the options and will end by June 22, 2010.

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

(ii)          the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii)       minimum subscription price shall not be less than the higher of:

•      the nominal value of the shares;

•      the closing price of the shares of the Stock Exchange as stated in the Stock Exchange’s quotation sheets on the offer date in respect of the options; and

•      the average closing price of the shares on the Stock Exchange’s quotation sheets for the five trading days immediately preceding the offer date.

(c)          According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated July 10, 2002, a total of 36,028,000 share options were granted to eligible individuals including directors, independent non-executive directors, and the non-executive directors of the Company under the amended Share Option Scheme in the following terms:

(i)             aggregate of 2,802,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)          the exercise price is HK$6.18; and

(iii)       the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions

July 10, 2003	July 10, 2003 to July 9, 2008	40%
July 10, 2004	July 10, 2004 to July 9, 2008	30%
July 10, 2005	July 10, 2005 to July 9, 2008	30%

(d)         According to resolutions passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated May 21, 2003 and May 30, 2003, a total of 105,590,000 share options and 366,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:

(i)             an aggregate of 2,772,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)          the exercise price per share option is HK$4.30 and HK$4.66 respectively; and

(iii)       the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions

May 21, 2004	May 21, 2004 to May 20, 2009	40%
May 21, 2005	May 21, 2005 to May 20, 2009	30%
May 21, 2006	May 21, 2006 to May 20, 2009	30%

All of the options granted are governed by the amended terms of the Share Option Scheme and Pre-Global Offering Share Option Scheme as mentioned above.

(e)          Details of share options exercised during the year were as following:

Date of option exercised	Exercise price		Market value per Share at exercise date		Proceeds received		Number of shares involved

December 2, 2003	HK$	6.18	HK$	7.50	HK$	271,920	44,000

December 9, 2003	HK$	6.18	HK$	7.45	HK$	815,760	132,000

					HK$	1,087,680	176,000

32.       RELATED PARTY TRANSACTIONS

The table set forth below summarizes the name of significant related parties and nature of relationship with the Company as of December 31, 2003:

Name of related parties	Nature of relationship with the Company

China United Telecommunications Corporation (“Unicom Group”)	Ultimate parent company
Unicom NewSpace Co., Ltd (“Unicom NewSpace”)	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. (“Unicom Xingye”)	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited (“Beijing Xingye”)	A subsidiary of Unicom Group
Unicom Import and Export Company Limited (“Unicom I/E Co”)	A subsidiary of Unicom Group
China Unicom International Limited (“Unicom International”)	A subsidiary of Unicom Group
Unicom International (HK) Limited (“Unicom International (HK)”)	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”)	A subsidiary of Unicom Group
China Unicom Corporation Limited (“CUCL”)	A subsidiary of the Company
Unicom New Century Telecommunications Corporation Limited (“Unicom New Century”)	A subsidiary of the Company
Unicom New World Telecommunications Corporation Limited (“Unicom New World”)	A subsidiary of the Company
Guoxin Paging Corporation Ltd. (“Guoxin Paging”)	A subsidiary of Unicom Group
Unicom Guomai Communications Corporation Limited (“Unicom Guomai”)	A subsidiary of Guoxin Paging

(a)          Transactions with Unicom Group and its subsidiaries

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. These transactions also constitute connected transactions under the Listing Rules. In the director’s opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	Note	2001	2002	2003
		RMB’000	RMB’000	RMB’000
Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	(i), (iii)	875,305	1,678,637	1,002,702
Interconnection and roaming charges	(ii), (iii)	298,828	331,179	316,271
Rental charges for premises, equipment and facilities	(iv)	21,257	17,817	17,936
Revenue for leasing of transmission line capacity	(v)	216,113	566,519	185,086
Commission revenue for sales agency services	(vi)	14,560	—	—
Sales of CDMA handsets	(vii)	—	487,850	64,929
Charges for the international gateway services	(viii)	—	15,626	8,631
Leasing of satellite transmission capacity	(ix)	61,778	35,153	26,400
Purchase of telecom cards	(x)	1,255,533	877,221	1,186,500
CDMA network capacity lease rental	(xi)	—	891,897	3,515,364
Commission expenses for sales agency services incurred for telecom cards	(xii)	2,616	18,497	16,175
Rental charges for leasing of transmission line	(xiii)	16,882	—	—
Agency fee incurred for procurement of telecommunications equipment	(xiv)	124,451	13,992	17,904
Rental for the PRC corporate office	(xv)	10,131	7,598	—
Sales of telecommunications equipment	(xvi)	—	16,088	—

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

(iv)                        CUCL and Unicom New Century respectively signed service agreements with Unicom Group to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(v)                           Unicom Group leases transmission line capacity from the Group in accordance with the relevant provision of the services agreement.  Revenue for leases of transmission line capacity is based on tariffs stipulated by MII from time to time less a discount of up to 10%.

(vi)                        Guoxin Paging acts as the sales agent of Unicom Group to sell telecommunications products (such as SIM cards and prepaid cards) in 2001.  In return, Guoxin receives agency commission from Unicom Group at fixed rates based on commission rates stipulated by Unicom Group applicable to third party sales agents. This agency services was terminated in April 2001.

(vii)                     According to the sales of CDMA handsets agreements entered into between Unicom Group and Unicom Guomai on May 10, 2002 and January 1, 2003 respectively, Unicom Group agreed to purchase CDMA mobile phone handsets from Unicom Guomai.  The selling price is negotiated on an arm’s length basis, which is not lower than the price sold by Unicom Guomai to independent third parties.

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

(x)                             The Group signed a service agreement with Unicom Group to purchase SIM cards, UIM cards, Internet protocol phone cards and prepaid rechargeable calling cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

(xi)                          According to the CDMA Lease Agreements entered among CUCL, Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering 9 provinces and 3 municipalities. The lease fee per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8%. In addition, Unicom New Century and Unicom New World have also entered into CDMA capacity lease agreements with Unicom Group and Unicom New Horizon under the acquisition arrangements. The terms of the leasing arrangements are in all material respects the same as those contained in the CDMA Lease Agreement entered into by CUCL (see Note 33 for details).

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

(xiv)                   The Group signed a service agreement with Unicom I/E Co., in which Unicom I/E Co. agreed to provide equipment procurement services to the Group.  Unicom I/E Co. charges the Group 0.7% of the value of imported equipment and 0.5% of the value of domestic equipment for such services.

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

As part of the acquisition arrangements of Unicom New Century and Unicom New World, Unicom New Century and Unicom New World entered into PRC trademark license agreement with Unicom Group respectively. Unicom New Century and Unicom New World are granted the right to use these trademark on a royalty free bases for an initial period of 10 years, renewable for another 10 years at Unicom New Century and Unicom New World’s options.

(xviii)             According to the Multiple Service Agreement (the “Agreement”) signed between the Group and Unicom Paging Limited (“Unicom Paging”, a subsidiary of Unicom Group) dated August 1, 2001, the Group and Unicom Paging agree to share the right to use the other party’s logo and trademark in the Paging Business at no cost.  In addition, the Agreement also specifies the basis of allocating common expenses incurred by each party for any shared resources and facilities.  For the years ended December 31, 2001, 2002 and 2003, the amount of common expenses involved was insignificant.

(b)                Amounts due from and to related parties/Unicom Group

Amounts due from and to related parties or Unicom Group are unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business in respect of transactions with Unicom Group or the subsidiaries of Unicom Group as described in (a) above.

(c)                Amount due to Unicom Group

	2001	2002	2003
	RMB’000	RMB’000	RMB’000

Due to Unicom Group, beginning of year	821,797	947,934	562,633
Interconnection and roaming revenues	(875,305)	(1,678,637)	(1,002,702)
Interconnection and roaming charges	298,828	331,179	316,271
Revenue for leasing of transmission line capacity and premises and facilities	(216,113)	(566,519)	(185,086)
Rental charges for premises, equipment and facilities	21,257	17,817	17,936
Commission revenue for sales agency services	14,560	—	—
Sales of CDMA mobile handsets	—	(487,850)	(64,929)
Charges for the international gateway services	—	15,626	8,631
Network construction costs paid by Unicom Group for CUCL of fixed-line networks	702,614	112,474	—
Settlement made during the year	180,296	1,032,163	224,158
Proceeds receivable from sale of Guoxin Paging	—	—	(450,000)
Amounts due to Unicom Group by Unicom New Century	—	838,446	—
Amounts due to Unicom Group by Unicom New World	—	—	1,005,135
Due to Unicom Group, end of year	947,934	562,633	432,047

(d)          Short-term loans from Unicom Group

As of December 31, 2002, short-term loans from Unicom Group represented loans provided by Unicom Group to relevant branches of Unicom New Century to finance the operations of the Cellular Business. These loans were borrowed by Unicom Group from banks at the interest rate of 4.54%.  These bank loans were identified as attributable to the relevant branches of Unicom New Century based on the amount of funds actually utilized by the relevant branches of Unicom New Century.  The corresponding interest expenses were also charged to these relevant branches based on funds actually utilized. All these loans were guaranteed by Unicom Group. As of December 31, 2003, such loans have already been fully repaid by the Group.

(e)          Bank loans guaranteed by Unicom Group

As of December 31, 2003, the Group had approximately RMB11,604 million (2002: RMB12,635 million) of long-term bank loans and approximately RMB70 million (2002: RMB463 million) of short-term bank loans guaranteed by Unicom Group.

33.       LEASING OF CDMA NETWORK CAPACITY

In November 2001, CUCL entered into a CDMA capacity lease agreement  (the “CDMA Lease Agreement”) with Unicom Group and Unicom New Horizon. Pursuant to the CDMA Lease Agreement, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering the 9 provinces of and 3 municipalities.

Major terms of the CDMA Lease Agreement include the following:

•                        CUCL has the exclusive right to lease and operate the CDMA network capacity in the above regions;

•                        The term of the CDMA Lease Agreement is for an initial period of 1 year (the “Initial Lease Term”), renewable for further one year terms at the option of the CUCL;

•                        The lease fee per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8%;

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

Commencement of the CDMA Lease Agreement was conditional upon, among others, the testing and initial acceptance and delivery of phase I of the CDMA network and the receipt of all necessary government approvals. Upon the fulfillment of all the conditions precedent to the commencement of the CDMA Lease Agreement, the Initial Lease Term commenced on January 8, 2002.  This lease arrangement has been accounted for as an operating lease of the network capacities.  On January 8, 2003, CUCL renewed the CDMA Lease Agreement with Unicom New Horizon for a further one year.

In addition, as part of the acquisition arrangements of Unicom New Century and Unicom New World, Unicom New Century and Unicom New World has also entered into CDMA capacity lease agreements with Unicom Group and Unicom New Horizon in November 2002 and November 2003 respectively. The terms of these leasing arrangements are in all material respects the same as those contained in the CDMA Lease Agreement entered into by CUCL as described above except the leased capacity. Under these lease agreements, Unicom New Horizon agreed to lease the capacity of CDMA network to Unicom New Century covering 6 provinces, 2 autonomous regions and 1 municipality and to Unicom New World covering 6 provinces and 3 autonomous regions.

34.       TRANSACTIONS WITH DOMESTIC CARRIERS

The Group’s telecommunications networks depend, in large part, on interconnection with domestic carriers’ public switched telephone network and on transmission lines leased from major domestic carriers.  Major domestic carriers include China Telecommunications Corporation and its subsidiaries (“China Telecom”), China Mobile Communications Corporation and its subsidiaries (“China Mobile”) and China Network Communication Group Corporation and its subsidiaries (“China Netcom”).

(a)          Transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Note	2001	2002	2003
		RMB’000	RMB’000	RMB’000

Interconnection revenue	(i)	461,133	771,751	1,647,221
Interconnection charges	(i)	1,375,852	2,666,186	5,301,792
Leased line revenue	(ii)	—	—	218,974
Leased line charges	(ii)	668,386	680,508	722,684

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

(ii)          Leased line charges are paid or payable to domestic carriers by the Group for the leasing of transmission line.  At the same time, the Group leases transmission line to domestic carriers and leased line rental income represents the amount received or receivable from them. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and domestic carriers.

(b)          Amounts due from and to domestic carriers

	2002	2003
	RMB’000	RMB’000
Amounts due from domestic carriers
- Receivable for interconnection revenue and leased lines revenue	260,578	184,729
- Less: provision for doubtful debts	(49,116)	(116)

	211,462	184,613
Amounts due to domestic carriers
- Payables for interconnection charges and leased lines charges	1,123,580	778,841

Long-term payable due to domestic carriers
- Payables for obligations under finance leases:
- Current portion of obligations under finance leases	16,793	25,435
- Obligations under finance leases	101,302	99,719

	118,095	125,154

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

The Group organizes its business segments based on the various types of telecommunications services provided to customers in the PRC.  The major business segments operated by the Group are classified as below:

•                  GSM Business --- the provision of GSM telephone and related services;

•                  CDMA Business --- the provision of CDMA telephone and related services, through a leasing arrangement of CDMA network capacities from Unicom New Horizon (see Note 33);

•                  Data and Internet Business --- the provision of domestic and international data, Internet and other related services;

•                  Long Distance Business --- the provision of domestic and international long distance and other related services; and

•                  Paging Business --- the provision of paging and related services.

The Paging Business was sold to Unicom Group on December 31, 2003 (See Note 5).

The operating segments are managed separately because each operating segment represents a strategic business unit that provides various kinds of telecommunication services. All the operating segments of the Group have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics under central management at separate locations.

The Group’s primary measure of segment results is based on segment income or loss before taxation.

(a)          Business segments

	2003
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating revenue (Turnover):
Usage fee	29,072,249	11,671,523	2,443,610	1,148,040	—	—		44,335,422
Monthly fee	7,042,299	3,488,411	9,085	—	612,999	—		11,152,794
Interconnection revenue	1,926,907	607,830	361,514	365,724	1,654	—		3,263,629
Leased lines rental	—	—	420,433	701,549	—	—		1,121,982
Other revenue	2,262,156	855,754	202,441	57,835	788,400	—		4,166,586
Total services revenue	40,303,611	16,623,518	3,437,083	2,273,148	1,403,053	—		64,040,413
Sales of telecommunications products	862,777	1,956,452	7,814	14,914	753,955	—		3,595,912
Total operating revenue from external customers	41,166,388	18,579,970	3,444,897	2,288,062	2,157,008	—		67,636,325
Inter segment revenue	41,057	41,725	1,826,222	866,728	230,075	—	(3,005,807)	—
Total operating revenue	41,207,445	18,621,695	5,271,119	3,154,790	2,387,083	—		67,636,325
Operating expenses:
Leased lines and network capacities	(339,410)	(3,576,498)	(294,888)	(78,027)	(80,084)	—	48,525	(4,320,382)
Interconnection charges	(5,478,520)	(1,684,749)	(732,210)	(752,521)	—	—	2,727,207	(5,920,793)
Depreciation and amortization	(13,117,906)	(306,754)	(1,305,239)	(419,346)	(1,144,922)	(5,650)	(85,476)	(16,385,293)
Personnel	(2,605,475)	(660,894)	(525,726)	(333,051)	(415,554)	(33,846)		(4,574,546)
Selling and marketing	(4,605,600)	(9,141,877)	(883,495)	(405,904)	(126,018)	—	6,059	(15,156,835)
General, administrative and other expenses	(5,571,493)	(1,363,927)	(761,405)	(462,081)	(916,418)	(37,550)	489	(9,112,385)
Cost of telecommunications products sold	(765,926)	(2,177,168)	(22,250)	(4,231)	(907,697)	—	225,227	(3,652,045)
Total operating expenses	(32,484,330)	(18,911,867)	(4,525,213)	(2,455,161)	(3,590,693)	(77,046)		(59,122,279)

Operating income (loss)	8,723,115	(290,172)	745,906	699,629	(1,203,610)	(77,046)		8,514,046
Loss on sale of discontinued operation (Guoxin Paging)							(663,279)	(663,279)
								7,850,767

Interest income	58,006	7,013	4,589	3,400	9,099	106,734	(15,808)	173,033
Finance costs	(1,754,050)	(32,078)	(62,791)	(56,946)	(5,238)	(40,727)	15,808	(1,936,022)
Other (expense) income, net	(21,609)	3,680	(4,741)	1,488	39,868	(10,615)		8,071
Segment income (loss) before taxation and minority interest	7,005,462	(311,557)	682,963	647,571	(1,159,881)	(21,654)
Income before taxation								6,095,849
Taxation								(1,888,381)

Income after taxation								4,207,468
Minority interests								9,629

Net income								4,217,097

Other information:
Provision for doubtful debts	1,116,523	397,810	125,676	75,870	34,008	—		1,749,887
Impairment loss recognized in the statements of income	—	—	—	—	528,038	—		528,038
Capital expenditures for segment assets (1)	8,906,166	—	4,128,985	2,555,252	35,126	4,129,690		19,755,219

	2002
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating revenue (Turnover):
Usage fee	20,274,987	2,231,050	2,069,415	1,223,051	—	—		25,798,503
Monthly fee	4,169,129	713,483	9,478	—	1,912,786	—		6,804,876
Interconnection revenue	1,709,771	184,296	348,248	664,302	113,123	—		3,019,740
Leased lines rental	—	—	274,274	873,054	—	—		1,147,328
Other revenue	1,234,038	96,518	91,624	5,316	135,279	—		1,562,775
Total services revenue	27,387,925	3,225,347	2,793,039	2,765,723	2,161,188	—		38,333,222
Sales of telecommunications products	721,100	423,057	5,631	13,258	1,080,257	—		2,243,303
Total operating revenue from external customers	28,109,025	3,648,404	2,798,670	2,778,981	3,241,445	—		40,576,525
Inter segment revenue	—	—	559,888	682,423	731,009	—	(1,973,320)	—
Total operating revenue	28,109,025	3,648,404	3,358,558	3,461,404	3,972,454	—		40,576,525
Operating expenses:
Leased lines and network capacities	(205,374)	(932,994)	(221,028)	(93,079)	(136,024)	—	5,244	(1,583,255)
Interconnection charges	(3,386,592)	(279,440)	(408,843)	(555,470)	—	—	1,400,705	(3,229,640)
Depreciation and amortization	(8,322,549)	(100,902)	(697,188)	(687,420)	(1,442,836)	(4,829)		(11,255,724)
Personnel	(1,780,173)	(281,243)	(396,150)	(290,977)	(555,261)	(31,414)		(3,335,218)
Selling and marketing	(2,663,531)	(2,126,475)	(651,594)	(305,505)	(238,640)	—	4,797	(5,980,948)
General, administrative and other expenses	(3,370,938)	(506,715)	(590,531)	(501,657)	(597,427)	(65,726)	1,144	(5,631,850)
Cost of telecommunications products sold	(744,640)	(408,791)	(11,299)	(5,049)	(1,626,157)	—	559,730	(2,236,206)
Total operating expenses	(20,473,797)	(4,636,560)	(2,976,633)	(2,439,157)	(4,596,345)	(101,969)		(33,252,841)

Operating income (loss)	7,635,228	(988,156)	381,925	1,022,247	(623,891)	(101,969)		7,323,684
Loss on sale of discontinued operation (Guoxin Paging)								—
								7,323,684

Interest income	48,503	4,146	4,525	5,516	17,374	390,218		470,282
Finance costs	(1,287,443)	(47,979)	(72,864)	(48,789)	(8,348)	(9,018)		(1,474,441)
Other (expense) income, net	(46,889)	(10)	(2,562)	(152)	24,993	8,261		(16,359)
Segment income (loss) before taxation and minority interest	6,349,399	(1,031,999)	311,024	978,822	(589,872)	287,492
Income before taxation								6,303,166
Taxation								(1,720,205)

Income after taxation								4,582,961
Minority interests								15,252

Net income								4,598,213

Other information:
Provision for doubtful debts	802,914	42,050	70,922	46,124	9,979	—		971,989
Impairment loss recognized in the statements of income	—	—	—	38,797	—	—		38,797
Capital expenditures for segment assets (1)	7,899,442	—	3,247,507	3,343,330	208,460	4,236,036		18,934,775

	As of December 31, 2003
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	104,430,531	4,717,167	8,611,873	19,061,967	63,234,534	(50,218,142)	149,837,930
Total segment liabilities	56,837,496	6,561,772	3,975,293	6,918,025	5,929,854		80,222,440

	As of December 31, 2002
	GSM Business	CDMA Business	Internet and Data	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	97,888,808	5,724,427	7,081,704	13,876,837	8,410,871	58,016,167	(41,370,609)	149,628,205
Total segment liabilities	67,666,655	5,788,290	2,785,794	3,826,692	2,205,343	136,639		82,409,413

	2001
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating revenue (Turnover):
Usage fee	14,937,448	—	1,566,149	554,848	—	—		17,058,445
Monthly fee	3,660,473	—	—	—	4,141,232	—		7,801,705
Connection fee	204,986	—	—	—	1,595	—		206,581
Interconnection revenue	1,262,267	—	132,741	591,883	—	—		1,986,891
Leased lines rental	—	—	102,804	324,391	—	—		427,195
Other revenue	439,884	—	18,517	17,611	198,997	—		675,009
Total services revenue	20,505,058	—	1,820,211	1,488,733	4,341,824	—		28,155,826
Sales of telecommunications products	820,585	—	—	—	416,475	—		1,237,060
Total operating revenue from external customers	21,325,643	—	1,820,211	1,488,733	4,758,299	—		29,392,886
Inter segment revenue	651	—	303,357	866,572	66,734	—	(1,237,314)	—
Total operating revenue	21,326,294	—	2,123,568	2,355,305	4,825,033	—		29,392,886
Operating expenses:
Leased lines and network capacities	(533,455)	—	(415,280)	(15,252)	(307,348)	—	418,029	(853,306)
Interconnection charges	(2,195,396)	—	(475,703)	(158,642)	—	—	757,157	(2,072,584)
Depreciation and amortization	(5,556,317)	—	(342,411)	(604,961)	(1,754,973)	(3,634)		(8,262,296)
Personnel	(1,106,962)	—	(250,493)	(159,619)	(937,198)	(32,946)		(2,487,218)
Selling and marketing	(2,486,867)	—	(551,839)	(157,015)	(478,478)	—	61,309	(3,612,890)
General, administrative and other expenses	(3,046,235)	—	(358,486)	(285,596)	(1,760,688)	(48,811)	819	(5,498,997)
Cost of telecommunications products sold	(788,218)	—	—	—	(554,026)	—		(1,342,244)
Total operating expenses	(15,713,450)	—	(2,394,212)	(1,381,085)	(5,792,711)	(85,391)		(24,129,535)

Operating income (loss)	5,612,844	—	(270,644)	974,220	(967,678)	(85,391)		5,263,351

Interest income	31,544	—	2,099	979	23,493	2,038,857		2,096,972
Finance costs	(1,560,826)	—	(72,883)	(243,288)	(40,569)	—		(1,917,566)
Other (expense) income, net	(842)	—	(952)	(592)	(6,159)	28,376		19,831
Segment income (loss) before taxation and minority interest	4,082,720	—	(342,380)	731,319	(990,913)	1,981,842
Income before taxation								5,462,588
Taxation								(896,039)

Income after taxation								4,566,549
Minority interests								35,310

Net income								4,601,859

Other information:
Provision for doubtful debts	517,663	—	24,743	13,058	(14,510)	—		540,954
Impairment loss recognized in the statements of income	—	—	—	—	632,511	—		632,511
Capital expenditures for segment assets (1)	20,777,990	—	3,447,123	3,884,937	549,338	2,594,071		31,253,459

(1)          Capital expenditures classified under “unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

(b)          Geographical segments

The Group’s services users are mainly in the PRC. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total consolidated revenue from sales to all external customers.

Although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group’s principal activities are conducted in the PRC. For the year ended December 31, 2003, substantially all capital expenditures were incurred to acquire assets located in the mainland China. There is no other geographical segment with segment assets equal to or greater than 10% of the total assets of all geographical segments.

(c)          Discontinued operation

The subsidiary that carried out the Paging Business, Guoxin Paging, was disposed of on December 31, 2003, which has been reported as a discontinued operation (see Note 5).

36. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group include bank balances and cash, short-term bank deposits, trading securities, accounts receivable, prepayment and other current assets, amounts due from related parties and domestic carriers. Financial liabilities of the Group include accounts payable and accrued liabilities, bank loans, lease payables and amounts due to related parties and domestic carriers.

Bank balances and cash and short-term bank deposits denominated in foreign currencies as summarized below, have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2002 and 2003.

	2002			2003
	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
	’000		RMB’000	’000		RMB’000
Bank balances and cash:
- denominated in HK$	1,103,579	1.06	1,170,787	19,126	1.06	20,382
- denominated in US dollars	785,328	8.27	6,497,476	81,888	8.27	677,764

Sub-total			7,668,263			698,146

Short-term deposits:
- denominated in HK$	1,697,414	1.06	1,800,786	—	1.06	—
- denominated in US dollars	365,047	8.27	3,020,321	110,285	8.27	912,794

Sub-total			4,821,107			912,794

Total			12,489,370			1,610,940

The Group did not have and does not believe it will have any difficulty in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China.  The carrying amounts of the Group’s bank balances and cash, short-term bank deposits, other current financial assets and liabilities approximated their fair value as of December 31, 2002 and 2003 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

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

37.       CONTINGENCIES AND COMMITMENTS

(a)          Capital commitments

As of December 31, 2002 and 2003, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	2003			2002
	Land and buildings	Equipment	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Authorized and contracted for	523,031	6,188,907	6,711,938	6,262,219
Authorized but not contracted for	210,040	985,122	1,195,162	2,636,155

Total	733,071	7,174,029	7,907,100	8,898,374

As of December 31, 2003, approximately RMB83 million (2002: RMB385 million) of capital commitment outstanding was denominated in US dollars (equivalent to US$10 million (2002: US$47 million)).

(b)          Operating lease commitments

As of December 31, 2002 and 2003, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	2003				2002
	Land and buildings	Equipment	CDMA network capacities	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Leases expiring:
- not later than one year	476,663	144,830	6,528,530	7,150,023	3,631,575
- later than one year and not later than five years	1,130,260	260,860	—	1,391,120	1,413,864
- later than five years	837,825	116,092	—	953,917	1,131,167

Total	2,444,748	521,782	6,528,530	9,495,060	6,176,606

(c)          Commitment to purchase CDMA handsets

As of December 31, 2003, the Group committed to purchase CDMA handsets amounted to approximately RMB920 million (2002: RMB870 million).

38.       EVENTS AFTER BALANCE SHEET

CUCL signed an agreement with 11 financial institutions for a long-term syndicated loan of USD0.5 billion (the “Facility”) on February 25, 2004 to finance the working capital and network construction expenditure. The Facility was repayable in 3 years and carried an interest rate of 0.40% over US dollar LIBOR per annum. CUCL has utilized USD0.2 billion of the Facility on March 25, 2004.

39.       COMPARATIVE FIGURES

Certain comparative figures have been adjusted to reflect the retrospective adjustment of deferred tax assets in accordance with SSAP 12 adopted in current year.

40.       APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on March 25, 2004.

41.       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP

The consolidated financial statements of the Group prepared under HK GAAP differ in certain material respects from those prepared under generally accepted accounting principles in the United States of America (“US GAAP”). Significant differences between HK GAAP and US GAAP are summarized below:

(A)       Effect of the acquisitions of entities under common control

Under HK GAAP, the Group has adopted the purchase method of accounting to account for the acquisitions of Unicom New Century and Unicom New World (the “Acquisitions”) on December 31, 2002 and 2003 respectively. Under the purchase method, the operating results of these acquired subsidiaries have been included in the consolidated statements of incomes of the Group after the Acquisitions were effective. The excess of the purchase consideration over the fair values of the separately identifiable net assets acquired has been recorded as goodwill, which is amortized using the straight-line method over a period of 20 years.

As the Group, Unicom New Century and Unicom New World were under the common control of Unicom Group prior to the Acquisitions, these Acquisitions are considered as a transfer of businesses under common control and the acquired assets and liabilities are accounted for at historical cost under US GAAP.  Furthermore, the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if Unicom New Century and Unicom New World were always part of the Group. The cash considerations paid by the Company are treated as capital distribution in the respective years of the acquisitions. Goodwill arising from the acquisitions and the related amortization of goodwill recognized under HK GAAP have been reversed under US GAAP. Transaction costs, which are capitalized as part of the cost of investment under HK GAAP, have been expensed in full under US GAAP.

(B)       Effect of the disposal of entity under common control

Under HK GAAP, the sale of Guoxin Paging has been accounted for as a sale of discontinued operation by the Group. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of December 31, 2003 (the effective date of disposal) was recorded as the loss on sale of discontinued operation in the consolidated statements of income of the Group. The operating results of Guoxin Paging for 2003 were included in the statements of income of the Group up to the effective date of the sale.

Under US GAAP, the sale of Guoxin Paging to Unicom Group is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value (see Note (G)). In addition, under US GAAP, the results of operations of a component or segment of an entity that has been disposed of should be reported in discontinued operations as a separate component of income, separately from continuing operations, in the period in which the disposal occurred and in prior periods. Accordingly, all the operating results of Guoxin Paging have been grouped into and reported in the statements of income as “Discontinued operation-Loss from discontinued operation” under US GAAP.

(C)       Revenue and costs recognition

Under HK GAAP, upfront non-refundable revenue, such as connection fee, is recognized when received upon completion of activation services. Under US GAAP, in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, upfront non-refundable revenue and the related direct incremental costs incurred are deferred and recognized over the estimated customer service periods.  The expected customer service period for the Cellular Business is estimated based on the expected stabilized churn rates. On this basis, the weighted average customer service period based on current estimation considering the prevailing market environment is approximately 4 years (2000: 10 years; 2001 and 2002: 6 years). The effects of the change of accounting estimate were to increase the net income and earnings per share by approximately RMB70 million and RMB0.006 respectively for the year ended December 31, 2003 and by approximately RMB26 million and RMB0.002 respectively for the year ended December 31, 2001.

(D)       Employee housing schemes

Prior to the establishment of Guoxin Paging and CUCL, both China Telecom (the previous owner of Guoxin Paging prior to its restructuring into the Group) and Unicom Group provided housing benefits to qualified employees of the Group to enable them to purchase living quarters at a discount. Under HK GAAP, housing benefits incurred and borne by China Telecom and Unicom Group for these employees were not recognized by the Group. Under US GAAP, the amount of such housing benefits is being recognized as part of the Group’s operating expenses over the estimated average service life of the participating employees.  The corresponding credits are being accounted for as capital contributions.

(E)         Deferred taxation

Upon the adoption of SSAP 12 in 2003 under HK GAAP, which has been retroactively applied to all periods presented, there is no longer a difference in accounting for deferred taxation between HK GAAP and US GAAP. The remaining adjustment related to deferred taxation represent the deferred tax effects of other US GAAP adjustments.

(F)         Revaluation of property, plant and equipment

Under HK GAAP, revaluation surplus in relation to buildings is recorded by the Group as part of the property, plant and equipment. Thereafter, depreciation is provided based on the revalued amounts. Under US GAAP, all property, plant and equipment are stated at historical cost less accumulated depreciation, and prepaid land use rights are stated at the unamortized prepaid amount as part of other assets.

(G)       Impairment of goodwill and long-lived assets

The carrying amounts of property, plant and equipment and goodwill under HK GAAP are reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount.  When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the assets discounted to their present value.  A subsequent increase in the recoverable amount is written back to the statements of income when circumstances and events that led to the write-down or write-off cease to exist.

(i)      Goodwill

Under HK GAAP, goodwill is amortized using the straight-line method over the expected beneficial lives of the acquired businesses.  Prior to January 1, 2002, the US GAAP treatment was consistent with this. In addition, for the year ended December 31, 2001, although the projected amount of future undiscounted cash flows of certain Paging assets was sufficient to recover the net carrying amount of goodwill as of December 31, 2001 under US GAAP, the amount of discounted cash flows was not sufficient under HK GAAP. Consequently, for the year ended December 31, 2001, the impairment provision for goodwill recognized under US GAAP was lower than that recognized under HK GAAP by approximately RMB62,948,000.

Starting from January 1, 2002, under US GAAP, upon the adoption of Statements of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), the Group no longer amortizes goodwill but, rather, assesses the goodwill of each identified reporting unit for impairment annually. The adoption of SFAS 142 has resulted in a cumulative effect of accounting change of approximately RMB42,175,000 (net of tax approximately RMB20,773,000) on January 1, 2002 and has been reflected in the condensed statements of income for the year ended December 31, 2002 under US GAAP. The subsequent annual impairment assessment of goodwill as at December 31, 2002 and 2003 did not result in any material difference in the fair values.  Prior to January 1, 2002, impairment accounting of goodwill under US GAAP was prescribed by Statements of Financial Accounting Standards No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”(“SFAS 121”).

The pro-forma impact to the reported net income and earnings per share before and after discontinued operation and effect of change in accounting policy for the year of initial application of SFAS 121 in 2002 and the prior year are provided as follows:

	2001	2002

Net income after discontinued operation and effect of change in accounting policy:
As reported (RMB’000)	5,155,495	5,028,416
Add back: Goodwill amortization, net of tax impact (RMB’000)	49,755	—
Pro forma (RMB’000)	5,205,250	5,028,416

Net income before discontinued operation and effect of change in accounting policy:
As reported (RMB’000)	5,865,671	5,492,804
Add back: Goodwill amortization, net of tax impact	49,755	—
Pro forma (RMB’000)	5,915,426	5,492,804

Basic and diluted earnings per share after discontinued operation and effect of change in accounting policy:
As reported (RMB)	0.411	0.401
Pro forma (RMB)	0.411	0.401

Basic and diluted earnings per share before discontinued operation and effect of change in accounting policy:
As reported (RMB)	0.467	0.438
Pro forma (RMB)	0.467	0.438

Basic and diluted earnings per ADS after discontinued operation and effect of change in accounting policy:
As reported (RMB)	4.107	4.006
Pro forma (RMB)	4.107	4.006

Basic and diluted earnings per ADS before discontinued operation and effect of change in accounting policy:
As reported (RMB)	4.673	4.376
Pro forma (RMB)	4.673	4.376

(ii)        Long-lived assets

On January 1, 2002, the Company has adopted Statements of Financial Accounting Standard No. 144 (“SFAS 144”), which supercedes SFAS 121 and Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations, Reporting the Effects of Disposal of Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”.  SFAS 144 retains the previous accounting for the impairment of long-lived assets to be held and used in operation as prescribed under SFAS 121, but also establishes more restrictive criteria that must be met to classify long-lived assets as held-for sale, and differentiates between long-lived assets that are disposed of by sale from those disposed of other than by sale.  SFAS 144 also increases the range of dispositions that qualify for reporting as discontinued operations, and changes the manner in which expected future operating losses from such operations are to be reported.

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

Based on the above assessment performed and taking into account of the adoption of SFAS 144, no material differences arose in respect of the timing and the amount of impairment for equipment for the years ended December 31, 2002 and 2003.  For the year ended December 31, 2001, although the projected amount of future undiscounted net cash flows was sufficient to recover the net carrying amount of long-lived assets as of December 31, 2001 under US GAAP, the amount of future discounted net cash flows was not sufficient under HK GAAP. Consequently, for the year ended December 31, 2001, the impairment provision for equipment recognized under US GAAP were lower than that recognized under HK GAAP by approximately RMB12,382,000.

For the year ended December 31, 2003, as described in Note (B) above, the disposal of Guoxin Paging has been treated as a transfer of business between entities under common controls.  For this kind of distribution of a business to the owner in a spin-off, a re-assessment of the impairment of the long-lived assets of the business is required while they are classified as “held and used” and prior to the spin-off.  An impairment loss would be recognized when the carrying amounts of the long-lived assets of the business as of the effective date of disposal exceeded their fair values.  After considering the above impairment assessment, any difference between the disposal consideration and the new carrying values of assets and liabilities of the business is treated contribution by (or distribution to) the owner, as appropriate. Accordingly, an additional provision of impairment loss of the Paging assets amounting to approximately RMB608 million was recorded under US GAAP as at the effective date of the sale of Guoxin Paging. There was no adjustment to the shareholders’ equity since the disposal consideration approximated the new carrying values of the net assets of Guoxin Paging, after taking into consideration the additional impairment provision described above.

(H)       Share option scheme

Under HK GAAP, the proceeds received from the exercise of the share options granted under the fixed award amended Share Option Scheme and Pre-Global Offering Share Option Scheme are to be recognized as an increase to capital upon the exercise of the share options as stated in Note 31 of the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion No. 25 (“APB 25”) to account for its fixed award stock options issued to employees. Under APB 25, compensation expense is recorded in the amount of the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options, which is amortized over the vesting period of the option. Since the exercise price of the options granted did not exceed the market price of the underlying stock on the date of grant, no compensation cost for options has been recognized in the reconciliation of net income to US GAAP. In accordance with SFAS 123, as further amended by Statement of Financial Accounting Standards, No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”(“SFAS 148”) which is effective for the year ended December 31, 2002, the required pro forma information to be disclosed is set forth below:

	2001	2002	2003

Net income:
As reported (RMB’000)	5,155,495	5,028,416	4,728,423
Less: Total stock-based employee compensation expense determined under fair value based method (RMB’ 000)	(153,479)	(90,288)	(86,855)
Pro forma (RMB’000)	5,002,016	4,938,128	4,641,568

Basic earnings per share:
As reported (RMB)	0.411	0.401	0.377
Pro forma (RMB)	0.398	0.393	0.370

Diluted earnings per share:
As reported (RMB)	0.411	0.401	0.376
Pro forma (RMB)	0.398	0.393	0.369

Basic earnings per ADS:
As reported (RMB)	4.107	4.006	3.767
Pro forma (RMB)	3.985	3.934	3.698

Diluted earnings per ADS:
As reported (RMB)	4.107	4.006	3.762
Pro forma (RMB)	3.985	3.934	3.693

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

Under US GAAP, equity securities which are not marketable and do not have readily determinable fair values are classified as other investments, which are stated at cost less impairment in value other than temporary.  If an impairment in value is judged to be other than temporary, the cost of the investment is written down to its recoverable amount as a new cost basis and the amount of the write-down is included in the statements of income.  The new cost basis is not changed for subsequent recoveries in value.

During the years ended December 31, 2002 and 2003, there was no recovery in the value of investments in equity securities under HK GAAP (2001: approximately RMB12,305,000).

(J)         New Accounting Pronouncements

The Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), Emerging Issues Task Force (“EITF”) reached a final consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” that addresses certain aspects of a vendor’s accounting for multiple revenue-generating arrangements (“EITF Issue 00-21”) and FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which issued to revise the original FASB Interpretation No. 46.

(a)          SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material effect on the consolidated financial statements of the Group.

(b)         In November 2002, the Emerging Issues Task Force reached a final consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, which addresses certain aspects of a vendor’s accounting for multiple revenue-generating arrangements.  This Issue addresses when and, how an arrangement involving multiple deliverables should be divided into separate units of accounting.  Factors to consider in this assessment include whether any of the deliverables are independently functional or sufficiently separable, and if so, whether there is any sufficient evidence of related fair values to account for them separately. Related provisions under EITF Issue 00-21 do not change otherwise applicable revenue recognition criteria.  EITF Issue 00-21 also provides additional guidance with respect to (i) the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting; (ii) the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor; and (iii) the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of this Issue become effective for fiscal periods beginning after June 15, 2003, with early application permitted. The Group is currently reviewing the provisions of EITF Issue 00-21 and does not expect the adoption of this Issue to have a material effect on its results of operations and financial position.

(c)          FIN 46R provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights.  Under FIN 46R, an entity is defined as a variable interest entity (“VIE”) if the entity (1) lacks sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) has equity owners who cannot make significant decisions about the entity’s operations, and/or (3) has equity owners that do not absorb the entity’s expected losses or returns.  FIN 46R requires a variable interest holder to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive a majority of the returns of the VIE, or both.  This party is considered the primary beneficiary of the VIE.  Furthermore, an enterprise with a variable interest in a VIE shall treat the variable interests in that same VIE held by its related parties as its own interests.  In the case where two or more related parties hold variable interests in the same VIE, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary.  For VIEs created after January 31, 2003, FIN 46R is effective immediately.  For VIEs that qualify as special purpose entities, as defined in FIN 46R, the Group must adopt provisions of FIN 46R on January 1, 2004, and for all other VIEs created before January 31, 2003, the Group must adopt FIN 46R on December 31, 2004.

The Company has adopted FIN 46R as of December 31, 2003.  As of December 31, 2003, the Company has identified only one VIE in which it holds a variable interest.  The name of the VIE is Unicom New Horizon and the form of variable interest held by the Company is a series of lease renewal options.  Unicom New Horizon is a 100% owned subsidiary of the Company’s controlling shareholder, from which the Group leases its CDMA assets on a capacity-used basis under operating leases, subject to indefinite renewal options.  The Company has concluded that its controlling shareholder is the primary beneficiary of Unicom New Horizon, since it absorbs all of Unicom New Horizon’s expected losses (through its ownership of 100% of Unicom New Horizon’s equity and an unconditional guarantee of 100% of Unicom New Horizon debt) and is indirectly associated with the operations of the leased CDMA assets through its majority ownership of the Company. As such, the adoption of FIN 46R did not have any impact to the Group’s consolidated financial statements.

Differences between HK GAAP and US GAAP which affect net income and earnings per share of the Group are summarized below:

	Note	2001	2002	2003
		RMB’000	RMB’000	RMB’000
		As restated	As restated

Net income under HK GAAP	(1)	4,601,859	4,598,213	4,217,097

Impact of US GAAP adjustments:	(2)
- Effect of acquisition of Unicom New Century	(A)	351,889	648,006	—
- Transaction costs for the acquisition of Unicom New Century	(A)	—	(109,221)	—
- Reversal of goodwill amortization and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A)	—	—	88,794
- Effect of acquisition of Unicom New World	(A)	81,174	(118,879)	350,947
- Transaction costs for the acquisition of Unicom New World	(A)	—	—	(49,378)
- Deferral of upfront non-refundable revenue	(C)	(1,001,637)	(860,490)	(1,417,474)
- Amortization of upfront non-refundable revenue	(C)	455,839	526,982	1,223,938
- Deferral of direct incremental cost	(C)	934,713	776,387	1,417,474
- Amortization of direct incremental cost	(C)	(358,867)	(435,385)	(1,071,450)
- Employee housing benefits	(D)	(18,532)	(18,532)	(18,532)
- Reversal of depreciation for revalued property, plant and equipment	(F)	7,485	7,485	7,485
- Difference in provision for impairment and disposal loss of Paging Business	(B)	12,382	—	55,078
- Reversal of differences in provision for impairment loss of equipment upon depreciation and disposal and disposal	(G)	—	(3,538)	(3,538)
- Difference in provision for impairment loss of goodwill	(G)	62,948	—	—
- Non-recognition of recovery of impairment provision of investment securities and associated companies	(I)	(17,948)	—	—
- Deferred tax effects of US GAAP adjustments	(E)	44,190	59,563	(72,018)
- Effect of change in accounting policy:
Transitional adjustment of goodwill impairment upon the adoption of SFAS 142 (net of tax RMB20,773,000)	(G)	—	(42,175)	—

Net income as restated under US GAAP	(2)	5,155,495	5,028,416	4,728,423

Differences between HK GAAP and US GAAP which affect shareholders’ equity of the Group are summarized below:

	Note	2002	2003
		RMB’000	RMB’000
		As restated

Shareholders’ equity under HK GAAP	(1)	66,652,535	69,615,490

Impact of US GAAP adjustments:	(2)
- Effect of acquisition of Unicom New Century	(A)	(2,052,554)	(2,052,554)
- Transaction costs for the acquisition of Unicom New Century	(A)	(109,221)	(109,221)
- Reversal of goodwill amortization and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A)	—	88,794
- Effect of acquisition of Unicom New World	(A)	497,989	(946,370)
- Transaction costs for the acquisition of Unicom New World	(A)	—	(49,378)
- Deferred upfront non-refundable revenue	(C)	(4,536,046)	(5,953,520)
- Accumulated amortization of upfront non-refundable revenue	(C)	1,422,526	2,646,464
- Deferred direct incremental cost	(C)	3,619,901	5,037,375
- Accumulated amortization of direct incremental cost	(C)	(1,016,882)	(2,088,332)
- Reversal of revaluation surplus of property, plant and equipment:		—	—
- Cost	(F)	(176,853)	(82,531)
- Accumulated depreciation	(F)	30,296	15,351
- Reversal of revaluation deficit of property, plant and equipment:
- Cost	(F)	28,000	—
- Accumulated depreciation	(F)	(2,716)	—
- Differences in cost and depreciation relating to provision for impairment loss of equipment	(G)	8,844	—
- Differences in provision for impairment loss of goodwill	(G)	62,948	—
- Cumulative effect of change in accounting policy:
Transitional adjustment of goodwill impairment upon the adoption of SFAS 142	(G)	(62,948)	—
- Non-recognition of recovery of impairment provision of investment securities and associated companies	(I)	(17,948)	—
- Deferred tax effects of US GAAP adjustments	(E)	(132,875)	(209,065)
- Recognition of deferred tax assets in relation to the loss carry forward from a subsidiary	(1), (3)	107,299	—
- Valuation allowance	(1), (3)	(107,299)	—

Shareholders’ equity as restated under US GAAP	(2)	64,214,996	65,912,503

Note:

(1)          Under HK GAAP, prior to 2003, deferred taxation was accounted for at the current taxation rate in respect of timing differences between net income as computed for taxation purpose and net income as stated in the statements of income. A deferred tax asset was not recognized unless the related benefits are expected to crystallize in the foreseeable future. Upon the adoption of SSAP 12 in 2003, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Detail description was set forth in Note 3(a) to the financial statements.

The change in the accounting policy has resulted in an increase of opening retained earnings as of January 1, 2002 and 2003 by approximately RMB373,159,000 and RMB405,300,000, respectively, representing the deferred tax assets relating to the provision for doubtful debts previously not recognized. This change has resulted in an increase in deferred tax assets at January 1, 2003 by approximately RMB405,300,000.  The net income for the year ended December 31, 2002 has also been increased by approximately RMB32,141,000.

The adoption of SSAP 12 has also resulted in an increase of the deferred tax assets of Unicom New Century as of December 31, 2002 by approximately RMB80,448,000.

Under HK GAAP, the adoption of SSAP 12 in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

(2)          In accordance with the US GAAP accounting as described in Note (A) above, the financial statements under US GAAP for prior periods presented have been retroactively restated to include Unicom New Century and Unicom New World since the beginning of the earliest period presented.

(3)          A valuation allowance was recorded against the deferred tax assets in relation to the loss carried forward from a subsidiary prior to 2001 because it is highly uncertain as to whether sufficient future net income can be generated by the subsidiary to utilize the tax loss within the five-year carried forward period allowed under tax laws of the PRC at that time. The operating loss carry forward expires in various years through 2003, if not utilized. Starting from 2001, with the approval of the state tax bureau, loss incurred by this subsidiary can be set off against taxable net income of the Group. As of December 31, 2003, deferred tax assets in relation to the loss carried forward from a subsidiary related to the Paging Business was disposed together with the sale of Guoxin Paging.

The following summarized the combining results of operations and the financial positions for the separate entities on a combined basis as of and for the years ended December 31, 2001, 2002 and 2003, restated to reflect the impact of the effects of the sale of Guoxin Paging and Acquisition of entities under common control, which is accounted for at historical cost under US GAAP with prior periods restated as if the entities were always combined, and other differences between HK GAAP and US GAAP.

	The Group (before the acquisition of Unicom New World)	Unicom New World	Elimination	The Group (after the acquisition of Unicom New World)
	RMB’000	RMB’000	RMB’000	RMB’000

For the year ended December 31, 2001

Results of operations:
Operating revenue (Turnover)	30,024,754	2,905,547	(428,980)	32,501,321
Net income from continuing operations	5,784,497	81,174	—	5,865,671
Net loss from discontinued operation	(710,176)	—	—	(710,176)
Net income	5,074,321	81,174	—	5,155,495
Basic earnings per share (RMB)	0.404	—	—	0.411

As of/for the year ended December 31, 2002

Results of operations:
Operating revenue (Turnover)	45,800,199	5,238,615	(623,566)	50,415,248
Net income from continuing operations	5,611,683	(116,694)	(2,185)	5,492,804
Net loss from discontinued operation	(422,213)	—	—	(422,213)
Effect of change in accounting policy	(42,175)	—	—	(42,175)
Net income	5,147,295	(116,694)	(2,185)	5,028,416
Basic earnings per share (RMB)	0.410	—	—	0.401

Financial position:
Non-current assets	118,644,755	12,571,854	—	131,216,609
Current assets	31,921,101	2,153,980	(655,797)	33,419,284
Total assets	150,565,856	14,725,834	(655,797)	164,635,893
Non-current liabilities	41,673,150	8,025,450	—	49,698,600
Current liabilities	44,609,442	6,200,210	(653,612)	50,156,040
Total liabilities	86,282,592	14,225,660	(653,612)	99,854,640
Minority interests	566,257	—	—	566,257
Net assets	63,717,007	500,174	(2,185)	64,214,996

	The Group (before the acquisition of Unicom New World)	Unicom New World	Elimination	The Group (after the acquisition of Unicom New World)
	RMB’000	RMB’000	RMB’000	RMB’000

As of/for the year ended December 31, 2003

Results of operations:
Operating revenue (Turnover)	65,055,706	8,116,512	(1,213,965)	71,958,253
Net income from continuing operations	5,719,316	348,762	2,185	6,070,263
Net loss from discontinued operation	(1,341,840)	—	—	(1,341,840)
Net income	4,377,476	348,762	2,185	4,728,423
Basic earnings per share (RMB)	0.349	—	—	0.377

Financial position (Note (a)):
Non-current assets	115,104,870	13,064,550	—	128,169,420
Current assets	20,941,127	2,278,122	(975,965)	22,243,284
Total assets	136,045,997	15,342,672	(975,965)	150,412,704
Non-current liabilities	34,908,769	5,684,779	—	40,593,548
Current liabilities	37,478,355	7,404,263	(975,965)	43,906,653
Total liabilities	72,387,124	13,089,042	(975,965)	84,500,201
Net assets	63,658,873	2,253,630	—	65,912,503

Note (a):              As described in Note (B) above, Guoxin Paging was sold to Unicom Group effective on December 31, 2003. As a result, the balance sheet of the Group did not include the financial positions of Guoxin Paging as of December 31, 2003.

The following are condensed statements of income, changes in shareholders’ equity and cash flow information for the years ended December 31, 2001, 2002 and 2003, condensed balance sheets information for the Group as of December 31, 2002 and 2003, and additional financial information as of and for the years ended December 31, 2001, 2002 and 2003, restated to reflect the impact of the effects of the disposal of Guoxin Paging and Acquisition of entities under common control which is accounted for at historical cost with retroactive restatement under US GAAP.

Condensed Statements of income

	Note	2001	2002	2003
		RMB’000	RMB’000	RMB’000

Operating revenue (Turnover):	(g)	32,501,321	50,415,248	71,958,253

Operating expenses:
Leased lines and network capacities	(g)	(746,495)	(2,102,165)	(4,725,932)
Interconnection charges	(g)	(2,548,638)	(3,953,324)	(6,119,138)
Depreciation and amortization		(9,274,845)	(14,147,811)	(16,746,044)
Personnel		(2,175,648)	(3,854,314)	(4,644,904)
Selling and marketing	(g)	(3,749,047)	(8,118,722)	(16,701,625)
General, administrative and other expenses	(g)	(5,131,604)	(7,282,553)	(9,195,354)
Cost of telecommunications products sold	(g)	(953,962)	(1,203,367)	(3,124,558)

Total operating expenses		(24,580,239)	(40,662,256)	(61,257,555)

Operating income from continuing operations		7,921,082	9,752,992	10,700,698

Interest income		2,096,856	476,353	169,521
Finance costs		(2,781,419)	(2,765,835)	(2,319,034)
Other income (expenses), net		4,878	(45,557)	(29,927)

Net income from continuing operations before taxation, discontinued operation and effect of change in accounting policy		7,241,397	7,417,953	8,521,258
Taxation	(c)	(1,375,726)	(1,925,149)	(2,450,995)

Net income before discontinued operation, and effect of change in accounting policy		5,865,671	5,492,804	6,070,263

Discontinued operation
- Loss from discontinued operation		(880,504)	(578,389)	(1,762,222)
- Add: related tax impact	(c)	170,328	156,176	420,382

Loss from discontinued operation, net of tax		(710,176)	(422,213)	(1,341,840)

Net income before effect of change in accounting policy		5,155,495	5,070,591	4,728,423

Effect of change in accounting policy:
- Transitional adjustment of goodwill impairment upon the adoption of SFAS 142		—	(62,948)	—
- Less: related tax impact	(c)	—	20,773	—

		—	(42,175)	—

Net income		5,155,495	5,028,416	4,728,423

	Note	2001	2002	2003

Basic earnings per share (RMB):
Earnings per share before discontinued operation and effect of change in accounting policy	(1)	0.467	0.438	0.484
Loss from discontinued operation, net of tax		(0.056)	(0.034)	(0.107)
Effect of change in accounting policy, net of tax		—	(0.003)	—
Net income	(1)	0.411	0.401	0.377

Diluted earnings per share (RMB):
Earnings per share before discontinued operation and effect of change in accounting policy	(2)	0.467	0.438	0.483
Loss from discontinued operation, net of tax		(0.056)	(0.034)	(0.107)
Effect of change in accounting policy, net of tax		—	(0.003)	—
Net income	(2)	0.411	0.401	0.376

Basic earnings per ADS (RMB):
Earnings per share before discontinued operation and effect of change in accounting policy	(1), (3)	4.673	4.376	4.836
Loss from discontinued operation, net of tax		(0.566)	(0.336)	(1.069)
Effect of change in accounting policy, net of tax		—	(0.034)	—
Net income	(1), (3)	4.107	4.006	3.767

Diluted earnings per ADS (RMB):
Earnings per share before discontinued operation and effect of change in accounting policy	(2), (3)	4.673	4.376	4.830
Loss from discontinued operation, net of tax		(0.566)	(0.336)	(1.068)
Effect of change in accounting policy, net of tax		—	(0.034)	—
Net income	(2), (3)	4.107	4.006	3.762

Note:

(1)                Basic earnings per share before or after discontinued operation and effect of change in accounting policy for the years ended December 31, 2001, 2002 and 2003 were computed by dividing the net income before or after discontinued operation and effect of change in accounting policy for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years.

(2)                Diluted earnings per share before or after discontinued operation and effect of change in accounting policy for the years ended December 31, 2001, 2002 and 2003 were computed by dividing the net income before or after discontinued operation and effect of change in accounting policy for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive shares arose from share options granted (i) under the amended Pre-Global Offering Share Option Scheme; and (ii) under the amended Share Option Scheme as described in Note 31. For 2003, all potential dilutive ordinary shares arose from additional share options granted in 2003 under the amended Share Option Scheme (see Note 31), which if converted to ordinary shares would decrease earnings per share. For 2001 and 2002, there were no dilution of earnings per share after taking into account of the dilutive effect of the share options. The anti-dilutive shares arising from the share options of approximately 66,573,000 shares (2001: 30,451,000 shares; 2002: 48,745,000 shares) were not included in the calculation of diluted earnings per share in 2003.

(3)                Basic and diluted earnings per ADS before or after discontinued operation and effect of change in accounting policy were computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

Condensed Balance Sheet

	Note	2002	2003
		RMB’000	RMB’000
Assets
Current assets:
Amounts due from Unicom Group		111,206	—
Current portion of deferred tax assets	(c)	1,291,650	873,849
Amounts due from related parties		872,048	263,414
Amounts due from domestic carriers		215,545	184,613
Prepayments and other current assets	(d)	2,800,140	3,147,777
Inventories		3,532,674	2,169,354
Account receivable		6,663,071	8,960,506
Less: Provision for doubtful debts		(1,895,770)	(3,488,959)
Accounts receivable, net		4,767,301	5,471,547
Trading securities		173,939	—
Short-term bank deposits		4,825,205	912,794
Bank balances and cash		14,829,576	9,219,936

Total current assets		33,419,284	22,243,284

Non-current assets:
Property, plant and equipment, net	(a)	118,787,064	118,124,070
Goodwill		1,022	—
Other assets	(b)	11,673,174	9,920,469
Deferred tax assets	(c)	663,835	124,881
Investment securities		90,919	—
Investment in associated companies		595	—

Total assets:		164,635,893	150,412,704

LIABILITIES AND EQUITY
Current liabilities:
Dividend payable		8,448	—
Payables and accrued liabilities	(e)	22,310,930	17,098,420
Amounts due to Unicom Group		562,633	432,047
Amounts due to related parties		294,642	108,891
Amounts due to domestic carriers		1,201,277	778,841
Current portion of obligations under finance leases		16,793	25,435
Current portion of long-term bank loans	(f)	6,737,684	7,197,877
Taxes payable		1,307,471	623,857
Advances from customers		7,043,442	6,666,086
Short-term loans from Unicom Group		1,276,220	—
Short-term bank loans		9,396,500	10,975,199

Total current liabilities		50,156,040	43,906,653

Non-current liabilities:
Long-term bank loans	(f)	45,519,525	36,212,791
Obligations under finance leases		101,302	99,719
Deferred revenue		4,065,265	4,277,761
Other long-term liabilities		12,508	3,277

Total non-current liabilities		49,698,600	40,593,548

Minority interests		566,257	—

Shareholders’ Equity		64,214,996	65,912,503

Total liability and shareholders’ equity		164,635,893	150,412,704

Condensed Statement of Changes In Shareholders’ Equity

RMB’000

Balance as of January 1, 2001, as previously reported before adjusting for the acquisition of Unicom New World	56,759,192
Adjustment for the acquisition of Unicom New World	(216,381)

Balance as of January 1, 2001, as adjusted for the acquisition of Unicom New World	56,542,811
Net income for the year ended December 31, 2001	5,155,495
Deemed capital contribution from owner for employee housing benefits	18,532
Contribution from owner	235,992
Distribution to owner	(68,749)

Balance as of December 31, 2001, as adjusted for the acquisition of Unicom New World	61,884,081
Net income for the year ended December 31, 2002	5,028,416
Deemed capital contribution from owner for employee housing benefits	18,532
Contribution from owner	2,083,967
Deemed capital distribution relating to the payment to Unicom Group for the transfer of Unicom New Century	(4,800,000)

Balance as of December 31, 2002, as adjusted for the acquisition of Unicom New World	64,214,996
Net income for the year ended December 31, 2003	4,728,423
Deemed capital contribution from owner for employee housing benefits	18,532
Contribution from owner	1,673,693
Deemed capital distribution relating to the payment to Unicom Group for the transfer of Unicom New World	(3,200,000)
Distribution to owner	(268,999)
Dividend paid	(1,255,300)
Exercise of share options	1,158

Balance as of December 31, 2003	65,912,503

Condensed Cash Flow Statement

	2001	2002	2003
	RMB’000	RMB’000	RMB’000
Net cash inflows (outflows) from:
Operating activities	15,320,459	18,214,554	25,991,589
Investing activities	(62,970,725)	(10,256,078)	(20,272,030)
Financing activities	21,015,381	(12,772,555)	(11,379,199)

Net decrease in cash and cash equivalents	(26,634,885)	(4,814,079)	(5,659,640)
Cash and cash equivalents, beginning of year	46,278,540	19,643,655	14,829,576

Cash and cash equivalents, end of year	19,643,655	14,829,576	9,169,936

Interest paid (net of amount capitalized)	(2,784,378)	(2,697,644)	(2,322,892)

Supplemental information

Payables to equipment suppliers for construction-in-progress during 2003 decreased by approximately RMB3,799 million (2001: increased by approximately RMB1,924 million; 2002: decreased by approximately RMB1,502 million).

(a)         Property, Plant and Equipment, net

	2002	2003
	RMB’000	RMB’000

Buildings	11,276,660	12,800,363
Telecommunication equipment	119,200,606	116,315,865
Office furniture, fixtures and others	5,098,221	4,494,776
Leasehold improvements	1,163,482	1,054,779
Construction-in-progress	21,559,101	21,741,746

	158,298,070	156,407,529
Less: Accumulated depreciation	(39,511,006)	(38,283,459)

	118,787,064	118,124,070

(b)         Other Assets

	2002	2003
	RMB’000	RMB’000

Inter-connection facilitates	641,894	613,622
Deferred direct incremental costs	4,911,833	6,465,485
Other	956,739	1,588,839

	6,510,466	8,667,946
Less: Accumulated amortization	(2,332,426)	(3,860,502)

	4,178,040	4,807,444

Prepaid rental and leased line	1,296,741	1,201,375
Deferred customer acquisition costs of contractual CDMA subscribers	6,198,393	3,911,650

	11,673,174	9,920,469

(c)          Taxation

Detailed description of the assessment basis of income tax liability of the Group including CUCL and Unicom New Century were set forth in Note 14 of the financial statements.

The income tax liability of Unicom New World was assessed as follows:

(i)             For 2001, 2002 and 2003, Unicom Group was assessed for PRC enterprise income tax liability under the relevant tax rules and regulations applicable to stat-owned enterprises at the statutory rate of 33% on a consolidation basis as a single entity. The tax provision for Unicom New World was determined on a separate return basis using the same tax policy applicable to Unicom Group. Under this basis, the tax liabilities attributable to Unicom New World were determined as if it were assessed for income tax separately from Unicom Group; and

(ii)          Various provincial branches and autonomous regions of Unicom New World were granted a preferential treatment by local tax authorities to assess their enterprise income tax at a tax rate of 15% for 2003 (2001 and 2002: 15%). The remaining provincial branches, or autonomous regions, were assessed at the standard tax rate of 33%.

The components of income tax are as follows:

	2001	2002	2003
	RMB’000	RMB’000	RMB’000

Provision for PRC enterprise income tax of the estimated taxable income for the year	2,120,966	1,578,591	1,078,030
Deferred taxation	(915,568)	169,609	952,583

	1,205,398	1,748,200	2,030,613

The reconciliation of PRC enterprise income tax at the statutory tax rate of 33% and the effective tax rate actually recorded in the statements of income is as follows:

	2001	2002	2003
PRC

Statutory tax rate of 33%	33%	33%	33%
Non-deductible expenses:
- Housing benefits	1.6	0.1	—
- Personnel expenses	2.5	1.7	—
- Selling and marketing expenses	0.2	0.2	—
- Other	0.8	1.0	0.6
Non-taxable revenue-connection fee	(0.6)	—	—
Additional expenses for tax deductible purposes:
- Interest on loans from CCF joint ventures	—	(0.9)	(0.3)
- Depreciation expenses	(7.1)	(0.2)	(0.1)
- Monetary housing benefits	—	—	(0.8)
Effect of preferential tax rates	(0.7)	(3.2)	(2.1)
Investment tax credits for domestic equipment	(1.9)	(4.6)	—
Increase in opening deferred tax asset resulting from an increase in tax rate	—	—	(2.1)
Write-off deferred tax assets previously recognized for Guoxin Paging	—	—	1.8

Effective PRC income tax rate	27.8%	27.1%	30.0%

Effective HK income tax rate	—	—	—

Total overall effective income tax rate	19.1%	25.9%	30.1%

Effect of preferential tax rates is as follows:

	2001	2002	2003

Aggregate amount (RMB in millions)	84	209	143
Per share effect (RMB)	0.007	0.017	0.011

The movement of deferred tax assets is as follows:

	2002	2003
	RMB’000	RMB’000

Balance, beginning of year	2,125,094	1,955,485
Deferred taxation charged to statements of income	(190,382)	(952,583)
Deferred taxation relating to sale of Guoxin Paging	—	(4,172)
Deferred taxation relating to effect of change in accounting policy	20,773	—

Balance, end of year	1,955,485	998,730

Deferred taxation represents the taxation effect of the following temporary differences:

	2002	2003
	RMB’000	RMB’000
Non-current deferred tax assets:
Net amount of deferral and amortization of upfront non-refundable revenue and incremental costs	1,013,328	887,269
Interest on loans from CCF joint ventures	287,998	256,673
Loss arising from terminations of CCF Arrangements	312,117	236,249
Operating loss of a subsidiary prior to 2001 (Note 1)	107,299	—
Provision for impairment loss of property, plant and equipment	110,075	4,875
Provision for impairment loss of goodwill	27,620	—
Provision for doubtful debts of Paging Business	38,673	—
Write-off of other assets	17,662	7,563
Amortization of retirement benefits	37,379	18,549
Additional depreciation deductible for tax purpose	171,091	101,267
Differences in tax basis for the residual value of the property, plant and equipment	19,634	7,608
Other	110,453	24,497

	2,253,329	1,544,550
Less: Valuation allowance	(107,299)	—

	2,146,030	1,544,550
Non-current deferred tax liabilities:
Net amount of deferral and amortization of upfront non-refundable revenue and incremental costs	(1,185,131)	(1,087,288)
Change of depreciation period	(82,978)	(28,268)
Capitalized interest already deducted for tax purposes	(214,086)	(304,113)

	(1,482,195)	(1,419,669)

Net non-current deferred tax assets	663,835	124,881

Current portion of deferred tax assets
Income tax on advances from customers for telephone cards	693,830	261,467
Write-down of inventory to net realizable value	31,261	15,905
Provision for doubtful debts of Cellular Business	543,691	534,839
Monetary housing benefits	—	56,826
Other	22,868	4,812
	1,291,650	873,849

Total	1,955,485	998,730

Note (1): Refer to Note 3 of shareholders’ equity reconciliation table.

(d)         Prepayment and Other Current Assets

	2002	2003
	RMB’000	RMB’000

Prepaid rental	85,185	233,461
Deposits and prepayments	1,190,597	1,624,874
Interest receivables	37,780	4,872
Advances to employees	120,408	164,487
Deferred customer acquisition costs of contractual CDMA subscribers	531,551	535,521
Others	834,619	584,562

	2,800,140	3,147,777

(e)          Payables and Accrued Liabilities

	2002	2003
	RMB’000	RMB’000

Payables to contractors and equipment suppliers	15,588,133	11,789,366
Accrued expenses	1,271,852	1,417,750
Payables to telecommunications products suppliers	2,636,330	1,346,784
Customer deposits	916,585	1,198,812
Salary and welfare payables	842,394	494,794
Other	1,055,636	850,914

	22,310,930	17,098,420

(f)            Long-term Bank Loans

	Interest rate and final maturity	2002	2003
		RMB’000	RMB’000

RMB denominated bank loans	Fixed interest rate ranging from 4.44% to 5.76% (2002: 4.54% to 6.24%) per annum with maturity through 2009 (2002: maturity through 2008)
- secured		31,516,112	10,622,366
- unsecured		20,741,097	26,994,612

		52,257,209	37,616,978

USD denominated bank loans	Floating interest rate of USD LIBOR plus interest margin of 0.28% to 0.44% per annum with maturity through 2010	—	5,793,690

		52,257,209	43,410,668
Less: Current portion		(6,737,684)	(7,197,877)

		45,519,525	36,212,791

The repayment schedule of the long-term bank loans was as follows:

	2002	2003
	RMB’000	RMB’000
Balances due:
- 2003	6,737,684	—
- 2004	6,656,391	7,197,877
- 2005	25,647,532	15,549,832
- 2006	10,085,831	11,700,060
- 2007	2,838,410	3,020,930
- 2008	291,361	4,116,570
- Thereafter	—	1,825,399

	52,257,209	43,410,668
Less: Portion classified as current liabilities	(6,737,684)	(7,197,877)

	45,519,525	36,212,791

As of December 31, 2003, long-term bank loans denominated in RMB were secured by the following:

(i)             Approximately RMB10,622 million (2002: RMB31,516  million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches. Included in these long-term bank loans, approximately RMB3,600 million (2002: RMB4,931 million) was also guaranteed by Unicom Group;

(ii)          Approximately RMB8,004 million (2002: RMB10,497 million) of long-term bank loans were guaranteed by Unicom Group; and

(iii)       Approximately RMB50 million (2002: Nil) of long-term bank loans were secured by restricted bank deposit.

(g)         Related Party Transactions

	2001	2002	2003
	RMB’000	RMB’000	RMB’000
Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	24,859	34,167	158,486
Interconnection and roaming charges	36,847	50,132	52,294
Rental charges for premises, equipment and facilities	24,963	21,601	17,936
Revenue for leasing of transmission line capacity	150	12,557	10,717
Sales of CDMA mobile handsets	—	6,129	23,484
Charges for the international gateway services	—	15,626	8,631
Leasing of satellite transmission capacity	61,778	35,153	26,400
Purchase of telecom cards	1,795,585	1,391,811	1,326,641
CDMA network capacity lease rental	128,021	1,299,286	3,909,148
Commission expenses for sales agency services incurred for telecom cards	2,616	18,497	16,175
Agency fee incurred for procurement of telecommunications equipment	308,117	19,634	20,705
Rental for the PRC corporate office	10,131	7,598	—
Sales of telecommunications equipment	—	16,088	—

Detail description of the nature and terms of the related party transactions are set forth in Note 32 of this financial statements.

Movement of significant provisions

(a)          Provision for deferred taxation valuation allowance was analyzed as follows:

	2001	2002	2003
	RMB’000	RMB’000	RMB’000

Balance, beginning of year	107,299	107,299	107,299
Provision for the year	—	—	—
Disposal of Guoxin Paging	—	—	(107,299)

Balance, end of year	107,299	107,299	—

(b)         Provision for doubtful debts was analyzed as follows:

	2001	2002	2003
	RMB’000	RMB’000	RMB’000

Balance, beginning of year	921,067	1,370,027	1,895,770
Provision for the year	728,779	1,395,699	2,016,106
Written-off for the year	(279,819)	(869,956)	(358,253)
Disposal of Guoxin Paging	—	—	(64,664)

Balance, end of year	1,370,027	1,895,770	3,488,959

(c)          Other than those described in the above notes, there was no other significant movement of provisions for the years ended December 31, 2001, 2002 and 2003.

Comprehensive Statements of income

According to SFAS No.130 “Reporting of Comprehensive Income”, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income. For the years ended December 31, 2001, 2002 and 2003, apart from the net income, there was no other comprehensive income which should be included in the statement of comprehensive income.

Share option scheme

As disclosed in Note 31, information relating to the share options outstanding under the amended Pre-Global Offering Share Option Scheme and Share Option Scheme as of December 31, 2001, 2002 and 2003 is as follows:

	2001		2002		2003
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
		HK$		HK$		HK$

Outstanding, beginning of year	27,116,600	15.42	33,840,600	15.42	69,868,600	10.66
Granted during the year	6,724,000	15.42	36,028,000	6.18	105,956,000	4.30
Exercised during the year	—	—	—	—	(176,000)	6.18
Cancelled during the year	—	—	—	—	(3,281,200)	12.26

Outstanding, end of year	33,840,600	15.42	69,868,600	10.66	172,367,400	6.72

As of December 31, 2003, 45,947,320 share options (2001: 6,724,000 share options; 2002: 33,840,600 share options) were exercisable and the weighted average exercise price was HK$6.72 (2001: HK$15.42; 2002: HK$15.42).  Also, as of December 31, 2003, weighted average remaining contractual life of the options outstanding was approximately 5.5 years (2001: approximately 8.5 years; 2002: approximately 6.5 years).

The SFAS 123 method of accounting is based on several assumptions and should not be viewed as indicative of the operation of the Company in future periods.  The estimated fair value of each option granted to the employees of the Group on the date of grant is estimated to be HK$4.90, HK$2.48 and HK$1.26 for 2001, 2002 and 2003 respectively using the Black-Scholes option pricing method with the assumptions as follows:

	2001		2002		2003

Estimated fair value (in HK$)	HK$	4.90	HK$	2.48	HK$	1.26
Risk free interest rate	6%		3%		3%
Expected life (in years)	8		5		3
Expected dividend yield	0%		0%		2%
Volatility	52%		41%		35%

Had the compensation costs for the plans been determined based on the estimated fair value at the grant dates for awards under the plans consistent with the method of SFAS 123, the Group’s net income and earnings per share under US GAAP on a pro forma basis for the years ended December 31, 2001, 2002 and 2003 are disclosed in the aforementioned Note H.