Form 20-F
period 2004-12-31
CHINA UNICOM LTD
filed 2005-06-28
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

12,607,241,000 Ordinary Shares as of December 31, 2004.

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

Item 17    ☐  Item 18    ☒

TABLE OF CONTENTS

Note Regarding Forward-looking Statements

Certain Definitions

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Item 2. Offer Statistics and Expected Timetable

Item 3. Key Information

Item 4. Information on the Company

Item 5. Operating and Financial Review and Prospects

Item 6. Directors, Senior Management and Employees

Item 7. Major Shareholders and Related Party Transactions

Item 8. Financial Information

Item 9. The Offer and Listing

Item 10. Additional Information

Item 11. Quantitative and Qualitative Disclosures About Market Risks

Item 12. Description of Securities Other than Equity Securities

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15. Controls and Procedures

Item 16A. Audit Committee Financial Expert

Item 16B. Code of Ethics

Item 16C. Principal Accountant Fees and Services

Item 16D. Exemptions from the Listing Standards for Audit Committees

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

i

PART III

Item 17. Financial Statements

Item 18. Financial Statements

Item 19. Exhibits

ii

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report for the year ended December 31, 2004 contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties.  Such forward-looking statements include, without limitation, our strategy and future plan, our capital expenditure plan, our future business condition and financial results, our abilities to expand network capacity and increase network efficiency, our ability to develop new technology applications and offer new services, our ability to realize the advantages of code division multiple access, or CDMA, technology and successfully execute our CDMA-related strategy, our ability to leverage our position as an integrated telecommunications operator and expand into new businesses and new markets, future growth of market demand for our services, the future prospects of and our ability to integrate the acquired business, and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect our current views with respect to future events.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry, or MII, the State-owned Assets Supervision and Administration Commission, or SASAC, and other relevant government authorities in China, the effects of competition on the demand and price of our telecommunications services, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China including the Chinese government’s policies with respect to economic growth, consolidations of and other structural changes in the telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or availability of additional spectrum and the adequate and timely supply of equipment when required.  Please also see the “D. Risk Factors” section under Item 3.

CERTAIN DEFINITIONS

As used in this annual report, references to “us”, “we”, “our,” the “Company” and “Unicom” are to China Unicom Limited.  Unless the context otherwise requires, these references include all of our subsidiaries.  In respect of any time prior to our incorporation, references to “us”, “we”, “our” and “Unicom” are to the telecommunications businesses in which our predecessors were engaged and which were subsequently assumed by us.  All references to “Unicom Group” are to China United Telecommunications Corporation, our indirect controlling shareholder.  Unless the context otherwise requires, these references include all of Unicom Group’s subsidiaries, including us and our subsidiaries.  Please also see “A. History and Development of the Company” under Item 4 for our current shareholding structure.

iii

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.                                    Selected Financial Data

The following table presents our selected consolidated income statement data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and our selected consolidated balance sheet data as of December 31, 2000, 2001, 2002, 2003 and 2004.  The selected consolidated balance sheet data as of December 31, 2003 and 2004 and income statement and cash flow data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included in this annual report.  The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and income statement and cash flow data for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements that are not included in this annual report.  The financial statements for periods prior to our restructuring and initial public offering in 2000 reflect historical results of operations and financial positions of the businesses that were transferred to us from Unicom Group in 2000 in preparation of our initial public offering.

Our financial statements are prepared in accordance with generally accepted accounting principles in Hong Kong, or HK GAAP.  Under HK GAAP, prior to 2003, deferred taxation was accounted for at the current taxation rate in respect of timing differences between net income as computed for taxation purposes and net income as stated in the income statement. A deferred tax asset was not recognized unless the related benefits are expected to crystallize in the foreseeable future. Upon the adoption of SSAP 12 in 2003, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Under HK GAAP, the adoption of SSAP 12 in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparative data presented have been restated to conform to the changed policy. A detailed description is set forth in Note 3 to the financial statements.

In addition, financial statements prepared in accordance with HK GAAP vary in certain material respects from generally accepted accounting principles in the United States, or US GAAP.  In accordance with HK GAAP, we adopted the purchase method to account for our acquisitions from Unicom Group of certain cellular businesses and assets held by Unicom New Century Telecommunications Corporation Limited, or Unicom New Century, Unicom New World Telecommunications Corporation Limited, or Unicom New World, and China Unicom International Limited, or Unicom International.  The acquisitions of Unicom New Century, Unicom New World and Unicom International became effective on December 31, 2002, December 31, 2003 and in September 2004, respectively, as described in “A. History and Development of the Company” under Item 4.  Accordingly, our consolidated income statement and, except as otherwise noted, all other HK GAAP financial information for the year 2004 presented in this annual report include the operating results of Unicom New Century and Unicom New World for the year ended December 31, 2004 and the operating results of Unicom International from the effective date of the acquisition to December 31, 2004, but our consolidated income statement and all other HK GAAP financial information for the year 2003 presented in this annual report do not include the operating results of Unicom New World for the year ended December 31, 2003.  Under the purchase method, our consolidated balance sheet as of December 31, 2003 includes the financial position of Unicom New Century and Unicom New World and our consolidated balance sheet as of December 31, 2004 also includes the financial position of Unicom International.  In contrast, under US GAAP, these acquisitions would be accounted for as transfers of entities under common control.  The financial statements prepared under US GAAP would retroactively be restated for all periods presented on a combined basis as if the acquisitions had been in effect since inception, whereby related assets and liabilities of the acquired businesses would be accounted for at historical cost and the results of operations of the acquired businesses would be included in the consolidated financial statements for the earliest period presented.

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

See Note 40 to the consolidated financial statements included in this annual report for a summary of the principal differences between HK GAAP and US GAAP that have a significant effect on our financial statements.

	As of or for the year ended December 31
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except number of shares and per share data)
Income Statement Data:

Hong Kong GAAP (As restated)(2)
Operating revenue (Turnover):
Cellular Business	12,188	20,505	30,613	56,927	70,799	8,554
-GSM Business	12,188	20,505	27,388	40,304	46,579	5,628
-CDMA Business	—	—	3,225	16,623	24,220	2,926
Paging Business	8,483	4,342	2,161	1,403	—	—
Long Distance Business	556	1,489	2,766	2,273	1,848	223
Data and Internet Business	540	1,820	2,793	3,437	3,663	443
Total service revenue	21,767	28,156	38,333	64,040	76,310	9,220
Sales of telecommunications products	1,925	1,237	2,244	3,596	3,022	365
Total operating revenue	23,692	29,393	40,577	67,636	79,332	9,585
Operating expenses	(18,470)	(24,129)	(33,253)	(59,122)	(71,376)	(8,624)
Operating income	5,222	5,264	7,324	8,514	7,956	961
Loss on sale of discontinued operation (Guoxin Paging)	—	—	—	663	—	—
Income before taxation	4,482	5,463	6,303	6,096	6,467	781
Net income	3,324	4,602	4,598	4,217	4,387	530
-Basic net income per share(3)	0.297	0.367	0.366	0.336	0.349	0.042
-Number of shares outstanding for basic net income per share (in thousands)(3)	11,208,224	12,552,996	12,552,996	12,553,010	12,561,242	12,561,242
-Diluted net income per share(3)	0.297	0.367	0.366	0.336	0.348	0.042
-Number of shares outstanding for diluted net income per share (in thousands)(3)	11,208,224	12,552,996	12,552,996	12,568,683	12,607,241	12,607,241
-Basic net income per ADS(4)	2.966	3.666	3.663	3.359	3.492	0.422
-Number of ADS outstanding for basic net income per share (in thousands)(3)	1,120,822	1,255,300	1,255,300	1,255,301	1,256,124	1,256,124
-Diluted net income per ADS(4)	2.966	3.666	3.663	3.355	3.480	0.420
-Number of ADS outstanding for diluted net income per share (in thousands)(3)	1,121,968	1,255,300	1,255,300	1,256,869	1,260,724	1,260,724

	As of or for the year ended December 31
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except number of shares and per share data)
US GAAP (As restated)(2)&(5)
Operating revenue	—	32,501	50,421	71,980	79,388	9,592
Operating income from continuing operations	—	7,921	9,759	10,710	8,185	989
Net income before discontinued operation, and cumulative effect of change in accounting policy	—	5,866	5,500	6,078	4,713	569
Loss from discontinued operation, net of tax	—	710	422	1,342	—	—
Cumulative effect of change in accounting policy (transitional adjustment of goodwill impairment upon the adoption of SFAS 142)	—	—	42	—	—	—
Net income	—	5,155	5,036	4,736	4,713	569
-Basic net income per share before discontinued operation and cumulative effect of change in accounting policy(3)	—	0.467	0.438	0.484	0.375	0.045
-Basic net income per ADS before discontinued operation and cumulative effect of change in accounting policy(4)	—	4.673	4.382	4.842	3.752	0.453
-Basic net income per share after discontinued operation and cumulative effect of change in accounting policy(3)	—	0.411	0.401	0.377	0.375	0.045
-Basic net income per ADS after discontinued operation and cumulative effect of change in accounting policy(4)	—	4.107	4.012	3.773	3.752	0.453

Balance sheet Data:

Hong Kong GAAP (As restated)(2)
Bank balances and cash	44,717	18,413	14,433	9,220	4,655	562
Property, plant and equipment, net	52,864	75,748	107,487	118,105	118,904	14,366
Total assets	113,057	128,278	149,628	149,838	145,629	17,595
Net assets	58,336	62,884	67,219	69,615	72,810	8,797
Short-term debt and current portion of other long-term debt	8,501	7,933	15,330	18,173	20,015	2,418
Obligations under finance lease-current portion	—	8	17	25	938	113
Obligations under finance lease-non current portion	—	101	101	100	489	59
Other long-term debt	27,151	36,337	37,686	36,213	26,137	3,158
Shareholders’ equity	57,452	62,054	66,653	69,615	72,810	8,797

	As of or for the year ended December 31
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except number of shares and per share data)
US GAAP (As restated)(2)&(5)
Property, plant and equipment, net	—	—	118,787	118,171	118,701	14,342
Total assets	—	—	164,636	150,477	146,615	17,715
Obligations under finance lease-current portion	—	—	17	25	938	113
Obligations under finance lease-non current portion	—	—	101	100	489	59
Other long-term debt	—	—	45,520	36,213	26,137	3,158
Shareholders’ equity	—	—	64,215	65,946	69,442	8,390

Other Financial Data:

Hong Kong GAAP:
Net cash provided by operating activities	9,344	11,078	13,054	22,565	23,819	2,878
Net cash used in investing activities	(30,551)	(46,125)	(5,166)	(19,051)	(18,958)	(2,291)
Net cash provided by (used in) financing activities	59,921	8,743	(11,868)	(8,778)	(9,401)	(1,136)

US GAAP (As restated)(5):
Net cash provided by operating activities	—	15,320	18,235	25,993	24,510	2,961
Net cash used in investing activities	—	(62,971)	(10,261)	(20,295)	(19,668)	(2,376)
Net cash provided by (used in) financing activities	—	21,015	(12,773)	(11,397)	(9,440)	(1,141)

(1)          The translation of RMB into US dollars has been made at the rate of RMB8.2765 to US$1.00, the noon buying rate in New York City for cable transfer in RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. The translations are solely for the convenience of the reader.

(2)          The adoption of HK SSAP12 “Income Tax” (revised) in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparative data presented have been restated to conform to the changed policy.

(3)            See Notes 16 and 40 to the financial statements included in this Form 20-F on how basic and diluted net income per share are calculated under HK GAAP and US GAAP, respectively.

(4)            Net income per ADS is calculated by multiplying net income per share by 10, which is the number of shares represented by each ADS.

(5)            The US GAAP amounts as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 are presented as if the acquisitions of Unicom New Century, Unicom New World and Unicom International had been in existence since the beginning of the earliest period presented.

Historical Exchange Rates Information

We publish our financial statements in Renminbi, or RMB, the legal tender currency in the People’s Republic of China, or PRC.  In this annual report, references to “US dollars” or “US$” are to United States dollars and references to “Hong Kong dollars”, “HK dollars” or “HK$” are to Hong Kong dollars.  Solely for the convenience of the reader, this annual report contains translations of certain RMB and Hong Kong dollar amounts into US dollar amounts and vice versa at specified rates.  These translations should not be construed as representations that the RMB or Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollar amounts at the rates indicated or at all.  Unless otherwise stated, the translations of RMB and Hong Kong dollars into US dollars and vice versa have been made at the rate of RMB8.2765 to US$1.00 and HK$7.7723 to US$1.00, the noon buying rates in New York City for cable transfers payable in RMB or Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004.

The noon buying rates on June 24, 2005 were RMB8.2765 to US$1.00 and HK$7.7719 to US$1.00, respectively.  The average noon buying rates for 2000, 2001, 2002, 2003 and 2004 were RMB8.2784, RMB8.2772, RMB8.2771, RMB8.2772 and RMB8.2768, respectively, to US$1.00, and HK$7.7936, HK$7.7996, HK$7.7996, HK$7.7864 and HK$7.7899, respectively, to US$1.00, calculated as the average of the noon buying rates on the last day of each month during each applicable year.  The following table sets forth the high and low noon buying rates between RMB and the US dollar (in RMB per US dollar) and Hong Kong dollar and the US dollar (in Hong Kong dollar per US dollar) for each month during the previous six months:

Period	High	Low	High	Low
	(RMB per US$1.00)		(HK$ per US$1.00)
December 2004	8.2767	8.2765	7.7821	7.7698
January 2005	8.2765	8.2765	7.7994	7.7775
February 2005	8.2765	8.2765	7.7999	7.7984
March 2005	8.2765	8.2765	7.7998	7.7987
April 2005	8.2765	8.2765	7.7995	7.7946
May 2005	8.2765	8.2765	7.7995	7.7767

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

Our cellular services also compete with the local wireless telecommunications services of China Telecom and China Netcom, known as “Little Smart” services, that are based on their fixed line networks and primarily utilize the personal handyphone system, or PHS, technology.  They are offered as extensions of fixed line services and, with such features as calling-party-pays arrangements, carry significantly lower tariffs than cellular services.  The “Little Smart” services were previously offered primarily in small- to medium-sized cities, but have been introduced in most major cities nationwide since 2003.  According to public reports, currently these services have attracted over 70 million users in China and their subscriber base is continuing to grow.  In addition, both China Telecom and China Netcom have indicated their interests in developing 3G wireless telecommunications services in the future, which could impose direct competition with our cellular business.

Increased competition from the cellular services of China Mobile and the “Little Smart” services of China Telecom and China Netcom may lead to slower subscriber growth, lower usage of our services, continued price pressure and higher costs of customer acquisition, which would adversely affect our results of operations, financial condition and growth prospects.

Our CDMA services have yet to gain a broad market acceptance in China and there is uncertainty over whether our CDMA services will succeed in gaining a broader market acceptance.

We launched our CDMA services in January 2002 and introduced CDMA 1X wireless data services in March 2003.  Prior to the introduction of our CDMA services, digital cellular services in China were mostly based on the global system for mobile communications, or GSM, technology.  The majority of cellular subscribers in China today continues to be GSM subscribers.  CDMA cellular services compete with GSM services for cellular subscribers, who may be reluctant to switch to CDMA cellular services because of the need to obtain a new CDMA handset and phone number.  CDMA services are also perceived to have limitations in international roaming due to the lack of CDMA networks in many countries.  As of March 31, 2005, the total number of our CDMA subscribers has reached 29.43 million in our service areas. Nevertheless, CDMA technology and services have yet to gain broader market acceptance in China.

Whether our CDMA services can gain broader market acceptance will continue to be subject to a number of uncertainties, including:

•                                          whether we can effectively retain our existing subscribers and attract sufficient new CDMA cellular subscribers;

•                                          whether we can effectively reduce the cost of CDMA handsets and marketing expenses and strengthen the management of the purchase and distribution processes of the CDMA handsets;

•                                          whether we can effectively promote our CDMA services and successfully execute our strategy of expanding market share among industry-specific customers and the young population; and

•                                          whether we can optimize the CDMA network utilization rates and generate more revenues from value-added services by capitalizing the technological advantages of CDMA 1X.

Any of these uncertainties may adversely affect the growth and profitability of our CDMA cellular services and our overall business results of operation and financial condition.

Our CDMA and GSM businesses may compete with each other, which may adversely affect the growth and profitability of these businesses..

Although we are committed to coordinating the development of our CDMA and GSM businesses,  these two businesses may compete with each other for our financial, management, human and other resources as well as cellular subscribers.  For example, while we have focused on the development of our CDMA business in recent years, our investments on our GSM network has been relatively limited, which has hindered us from improving our GSM network in certain of our services areas.  In addition, since we have started expanding our CDMA services to the mass market, our CDMA business may compete with our GSM business for cellular subscribers, especially mid- and low-end cellular subscribers.  A portion of our CDMA subscribers were former subscribers of our GSM services.  If the development of our CDMA and GSM services is not coordinated effectively or we cannot obtain adequate resources for both our GSM and CDMA cellular services, the growth and profitability of these businesses and our results of operations, financial condition and growth prospects may be adversely affected.

Our churn rates may increase.

In 2004, the monthly average churn rate of our CDMA cellular services increased to 1.5% from 1.0% in 2003.  The increase in the churn rate of our CDMA cellular services was primarily due to the following factors:

•                                          intense competition from the GSM services of our main competitor and the “Little Smart” services;

•                                          the termination of CDMA services by some CDMA subscribers at the end of their contract periods under the CDMA handset promotional packages we began to offer in 2002;

•                                          the increase in the proportion of cost-sensitive subscribers among new subscribers as a result of continuing expansion of our CDMA cellular services in the mass market; and

•                                          an increase in the proportion of subscribers to our pre-paid CDMA services which are characterized by a higher churn rate than post-paid services.

While the monthly average churn rate of our GSM cellular services slightly decreased to 2.3% in 2004 from 2.4% in 2003, there is no assurance that it will not increase in the future due to increased competition.  Increased churn rate may adversely affect our market share and increase our costs of additional customer acquisitions and bad debt, which would adversely affect our results of operations, financial condition and growth prospects.

Failure or inability to continue to expand and upgrade our networks timely and effectively and changes in telecommunications technology and technological standards could hinder our growth.

The growth of our businesses depends on whether we are able to continue to expand the coverage and capacity of our networks, to upgrade the technology and to improve the quality of our networks in a timely and effective manner.  We also need to continue to improve the quality of our existing networks in order to enhance the quality of our telecommunications services.

In addition, the telecommunications industry in China and elsewhere in the world is subject to rapid and significant changes in technology and technological standards, including, among others, the migration from second generation mobile telecommunications to third generation mobile telecommunication, or 3G, and the development of voice-over-internet protocol technology, or VOIP.  Such changes may render our networks and systems obsolete or inadequate.  As a result of such changes, we may need to make significant changes and upgrades to existing networks and infrastructure or build new networks, which may require substantial capital expenditures and other resources.

Our ability to expand and upgrade our networks is subject to a number of uncertainties, including our ability to achieve the following on a timely basis and on acceptable terms:

•                                          obtain adequate financing;

•                                          retain experienced management and technical personnel;

•                                          obtain relevant government permits and approvals and gain access to office towers, residential buildings and other sites for network construction;

•                                          enter into interconnection and other arrangements with other operators;

•                                          obtain adequate network equipment and software; and

•                                          manage the technology migration in an effective manner.

Difficulties we may encounter in expanding and upgrading our networks, if not adequately resolved on a timely basis, could adversely affect our competitive position, results of operations, financial condition and growth prospects.

Our long distance, data and Internet businesses remain relatively small comparing to the fixed line operators, and competition from China Telecom, China Netcom and other cellular service providers may adversely affect our growth and profitability in these businesses.

The fixed line operators of China Telecom and China Netcom currently hold a dominant market position in the public switched long distance telephony and data services markets in China in their respective service areas.  They are also the dominant providers of Internet protocol telephony, or IP telephony, and Internet access services in China.  China Telecom and China Netcom have competitive advantages over us in customer base, financial resources, network coverage and “last-mile” access.  Our IP telephony services compete with other service providers including China Satellite Communication, or China SatCom and China Railway Communications Co. Ltd., or China Railcom.  In 2004, the increasingly intense competition has contributed to the decrease in average realised tariff rates for long distance services and a 19.1% decrease in our operating revenue from long distance business.  The growth of our long distance, data and Internet businesses has been further hindered by our lack of licenses to operate local telephony networks as well as our lack of sufficient network number resources.  Competition from China Telecom, China Netcom and other service providers may continue to adversely affect the growth and profitability of our long distance, data and Internet businesses and consequently our overall results of operations, financial condition and growth prospects.

In order to accelerate the growth of our CDMA business, we offered CDMA handset promotional packages, which increased our operating expenses in the short-term and may adversely affect our profitability.

In order to accelerate the development of the CDMA business and subscriber growth during the product introduction period, we began to offer certain CDMA handset promotional packages in the second half of 2002.  Under those arrangements, CDMA handsets were provided to the subscribers for their use at no additional cost to them during the specified contract periods as long as such subscribers agreed to incur a minimum amount of service fees during the contract period.  The cost of the handsets provided to subscribers under these contractual arrangements, treated as deferred customer acquisition costs, were deferred, to the extent recoverable, and amortized over the contractual periods to match with minimum contract revenue.  As of December 31, 2004, amortization of such deferred customer acquisition costs amounted to approximately RMB6,121 million and the carrying amount of such costs amounted to RMB4,745 million for our wholly-owned operating subsidiaries, China Unicom Corporation Limited, or CUCL, and Unicom New World.  These promotional packages tend to increase our operating expenses. In addition, some of those subscribers terminated our CDMA services at the end of their contractual periods and therefore increased our churn rate.  While we substantially reduced the use of such arrangements since 2003, the carrying amount of the deferred customer acquisition costs remain significant.  As of March 31, 2005, the carrying amount of such costs amounted to RMB4,408 million for us.  As a result, although the use of these CDMA promotional packages has accelerated the growth of our CDMA business, they may adversely affect the profitability of our CDMA business and our overall results of operations.

In order to control the costs of our CDMA promotional packages, we have adopted the policy to centralize the purchases of CDMA handsets.  As a result, we usually maintain a significant level of inventory of CDMA handsets, which is subject to the risk of inventory obsolescence.  As of December 31, 2004, we maintained an inventory of CDMA handsets of RMB1,881 million.

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

Unicom Group indirectly controls an aggregate of 77.37% of our issued share capital as of May 31, 2005.  As our controlling shareholder, it is able to influence our major business decisions through its control of our board of directors.  Some of our executive directors and executive officers also serve as directors or executive officers of Unicom Group.  In addition, our operations depend on a number of services provided by Unicom Group.  It leases to us, on an exclusive basis, capacity on the CDMA network located in our cellular service areas, provides us with access to international gateways, supplies us with SIM cards and calling cards and provides equipment procurement services, customer services, and certain value-added services to us.  Unicom Group and we also provide a number of services to each other, including interconnection and roaming services, sales agency and collection services and provision of premises.  See “A. History and Development of the Company - Our Relationship with Unicom Group” under Item 4 of this annual report.  The interests of Unicom Group and our interests in these transactions may differ and Unicom Group may cause us to make decisions that conflict with the interests of our other shareholders.

The internal reorganization of Unicom Group for the A Share offering has created a two-step voting mechanism that will require the approval of the minority shareholders of both our Company and the A Share Company for significant connected transactions between us and Unicom Group.

In October 2002, Unicom Group completed an internal reorganization of its shareholding in our company and the initial public offering in China of the ordinary shares, or A Shares, of its newly established subsidiary, China United Telecommunications Corporation Limited, or A Share Company.  As part of this restructuring, a portion of Unicom Group’s indirect shareholding in our company was transferred to the A Share Company, whose business is limited to indirectly holding the equity interest of our company without any other direct business operations.  A voting mechanism was established to allow public shareholders of the A Share Company to indirectly participate in our shareholders’ meetings and a two-step voting mechanism was established for the approval of connected transactions.  See “A. History and Development of the Company - Further Restructuring of Unicom Group and Initial Public Offering of the A Share Company in 2002” under Item 4 below.  As a result, significant connected transactions between us or our subsidiaries and Unicom Group or its subsidiaries will require the separate approval of the independent minority shareholders both of our company and of the A Share Company.  Connected transactions approved by our independent minority shareholders nevertheless cannot proceed if they are not approved by the independent minority shareholders of the A Share Company.  This adds another necessary step of approval process for those transactions.

Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability.

Although we have gradually reduced our capital expenditure in recent years, we continue to have a reasonable level of capital expenditure requirements. We expect to require approximately RMB18.23 billion for capital expenditure in 2005.  As of December 31, 2004, the sum of our long-term and short-term interest bearing debt exceeded the amount of our cash, cash equivalents and short-term bank deposits by RMB40.83 billion.  See “Liquidity and Capital Resources - Capital Expenditures” under Item 5.  In the future we may be unable to obtain the necessary financing on a timely basis and on acceptable terms, and our failure to do so may adversely affect our financial position, competitive position, growth and profitability.  Our ability to obtain acceptable financing at any time may depend on a number of factors, including:

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

Most of our bank loans are borrowed from domestic banks at interest rates that vary in accordance with the standard guidance interest rates announced by relevant Chinese government authorities.  In addition, we entered into a US$700 million term loan facility in September 2003 and a US$500 million term loan facility in February 2004, both carrying variable interest rates based on the US$ LIBOR.  As a result, a significant increase in interest rates would increase our cost of new debt and the interest cost of our outstanding borrowings, which could have a material adverse effect on our financial position.

Our doubtful debt ratio may increase.

China has yet to develop an effective credit control system, and with more intense competition in the market, our doubtful debt ratio for cellular services in our service areas, calculated as the amount of provision for doubtful debt divided by revenue from cellular services may increase.  As of December 31, 2004, such ratio is 2.9%, compared to 2.9% in 2003 and 2.7% in 2002.  If the ratio further increases, our results of operations and financial condition could be adversely affected.

Investor confidence and the market prices of our shares and ADSs may be adversely impacted if we or our independent registered public accounting firm is unable to conclude that our internal control over financial reporting is effective as of December 31, 2006 as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the SEC’s reporting obligations. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring each public company to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. Our management may not conclude that our internal control over financial reporting is effective. Moreover, even if our management concludes that our internal control is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent registered public accounting firm does not agree with our interpretation or understanding of the relevant requirements, rules or regulations, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our shares and ADSs.

Risks Relating to the Overall Telecommunications Industry in China

Regulatory or policy changes relating to telecommunications industry may adversely affect our results of operations, financial condition and business prospects.

The Chinese government currently regulates many aspects of the telecommunications industry in China.  Potential deregulation or restructuring of the telecommunications industry or changes in regulations and policies and their implementation could lead to changes in the overall industry environment.  These changes may include, among others, new regulatory measures relating to issuance of licenses for cellular business, calling-party-pays arrangements or other tariff adjustments, fulfillment of telecommunications service providers’ universal service obligations and the associated expenses, usage of numbers or frequency resources and the associated fees, or standards and mechanisms of interconnection settlement, and could significantly affect our results of operations, financial condition and business prospects.  For example, if the Chinese government deregulates or reduces state tariff rates applicable to some of our services or modifies other regulations of the telecommunications industry in China, our results of operations and financial condition may be adversely affected.

The Chinese government has restructured the telecommunications industry through a number of initiatives that were rolled out in stages in the past and may initiate further industry restructuring in the future.  Potential restructuring of the PRC telecommunications industry, if any, may affect the overall business environment and the operations of telecommunications operators in China, including us.  We cannot predict the timing for, and any implications and effect of, any future restructuring of the PRC telecommunications industry, or give any assurance that we will not be adversely affected by any such industry restructuring.

New entrants in the telecommunications industry in China, including potential 3G operators, may further intensify industry competition and adversely affect our results of operations.

Since mid-1990s, the Chinese government has taken various measures, including licensing more providers of telecommunications services, to encourage competition in the telecommunications industry.  Currently, the Chinese telecommunications market has six basic telecommunications service providers — China Telecom, China Mobile, China Netcom, China Satcom, China Railcom, and our company — and thousands of value-added service providers.  In addition, the government may grant additional telecommunications service licenses in the future, including additional licenses to provide cellular services.

The Chinese government has not publicly announced its decisions on whether it will grant any 3G licenses, and if so, the timing of the grant of the 3G licenses, the number of 3G licenses to be granted, any technical requirements, or the selection of preferred technologies.  The issuance of 3G licenses to cellular service providers may significantly change the overall competition environment of the wireless telecommunications industry.  While we have been preparing for developing 3G business, we cannot assure you that we will be granted the requisite approvals and licenses by the Chinese government in a timely manner, or at all.  Even if we are granted a 3G license, we cannot assure you that we will successfully operate the 3G business and effectively compete with other 3G or other cellular services providers.

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

The telecommunications industry in China has experienced rapid growth in the last several years, especially in the cellular communications sector.  The total number of cellular subscribers in China increased from 43.2 million at the end of 1999 to 334.8 million by December 31, 2004.  Cellular penetration increased from 3.0% to 25.9% nationwide during the same period.  The growth in cellular subscribers may slow down as cellular penetration continues to increase in our cellular service areas.  In addition, ARPU for the cellular communications market in China continues to decline.  For example, ARPU of our GSM subscribers declined from RMB56.7 in 2003 to RMB49.4 in 2004.  Any slow-down in the growth in China’s telecommunications sector may adversely affect the growth and profitability of our business.

The Chinese government may require us, along with other telecommunication service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the Chinese government, and the MII has the authority to delineate the scope of universal service obligations. The MII may also select universal service providers through a tendering process. The MII, together with government finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services.

While the scope of specific universal services obligations is not yet clear, we believe that such services may include mandatory provision of basic telecommunications services in less economically developed areas in China and mandatory contribution to a universal service fund. In addition, as part of the transitional measures prior to the formalization of a universal service obligation framework, the MII has recently required major telecommunication service providers in China, including Unicom Group, to participate in a project to provide telephone services in a number of remote villages in China. However, it is currently uncertain as to whether we will be required by the MII to maintain and expand network facilities and provide telephone services as part of such transitional measures. Furthermore, to the extent we are required to do so, it is currently uncertain whether we will be adequately compensated by the government or be able to realize an adequate return on investments for expanding networks to, and providing telecommunications services in, those less economically developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs.  We also cannot predict whether we will be required to make contribution to the universal service fund.  Either of these events may adversely affect our financial condition and and results of operations.

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

Risks Relating to China

If the Chinese government revises the current regulations that allow a foreign investment enterprise to pay foreign exchange in current account transactions, our subsidiaries’ ability to satisfy their foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted.

The ability of our wholly-owned operating subsidiaries, CUCL and Unicom New World, to satisfy their foreign exchange obligations and to pay dividends to us depends on existing and future foreign exchange regulations in China.  The Renminbi is currently convertible by foreign investment enterprises in China to settle transactions under the current account, which include trade and service related foreign exchange transactions and payments of dividends and interest on foreign loans.  Renminbi currently cannot be freely converted without regulatory approval for transactions under the capital account, which include outbound foreign investment and principal payments on foreign loans.  CUCL and Unicom New World, which hold substantially all of our assets and through which we conduct substantially all of our business, are foreign investment enterprises in China.  This status allows them to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange.  However, the relevant Chinese government authorities may in the future impose limitation on the ability of foreign investment enterprises to purchase foreign exchange to satisfy their foreign exchange obligations or to pay dividends in the future.  In that event, our subsidiaries’ ability to satisfy their foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted.

Uncertainties in the Chinese legal system could limit the legal protections available to us and to foreign investors.

Our wholly-owned operating subsidiaries, CUCL and Unicom New World, are organized under the laws of China and are generally subject to laws and regulations applicable to foreign investment enterprises in China.  The Chinese legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value.  Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.  However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws and regulations involves uncertainties.  Therefore, the Chinese legal system may not afford the same legal protection available to investors in the United States or elsewhere.

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

In 1999, the State Council approved a plan to restructure the former China Telecom along four business lines: fixed line, cellular, paging and satellite communications.  As a result of the restructuring, China Telecom retained the fixed line, data and Internet businesses, while China Mobile assumed the cellular business previously operated by China Telecom.  In 2002, the Chinese government further separated China Telecom into two companies, with the southern company retaining the name of China Telecom and assets and businesses in 21 provinces in southern and western China and the northern company retaining assets and businesses in 10 provinces in northern China and merging with CNCL and Jitong to form China Netcom.  As a result of the Chinese government’s efforts to introduce competition in the telecommunications industry, there is currently more than one service provider in most of the sectors within the telecommunications industry.  See “B. Business Overview - Competition” below.

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

Under a reorganization agreement, dated April 21, 2000, between Unicom Group and CUCL, Unicom Group transferred to CUCL certain of its assets, rights and liabilities in preparation for our initial public offering, or IPO.

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

In June 2000, we successfully completed our IPO, raising approximately US$5.65 billion.  Upon completion of our IPO, our shares became listed and traded on the Hong Kong Stock Exchange and ADSs representing our shares became listed and traded on the New York Stock Exchange.

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

Following the restructuring, Unicom Group successfully completed the IPO of the A Shares of the A Share Company in mainland China and the listing of the A Shares on the Shanghai Stock Exchange.  After the IPO of the A Share Company, the A Share Company transferred all of its net offering proceeds to Unicom Group in return for an additional 22.84% equity interest in Unicom BVI.  As of May 31, 2005,  Unicom Group holds a 69.32% equity interest in the A Share Company.  The A Share Company in turn holds 82.09% of the total equity interest in Unicom BVI, with the remaining 17.91% held directly by Unicom Group.  Unicom BVI continues to hold 77.37% of our outstanding shares and Unicom Group remains our ultimate controlling shareholder.  See also the chart on page 19 below for the current shareholding structure of our company.

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

The voting mechanism described above, however, will not apply to the approval process for any connected transactions between us or our subsidiaries and Unicom Group or its subsidiaries, on which Unicom BVI will not be permitted to vote under the Listing Rules of the Hong Kong Stock Exchange.  Instead, our significant connected transactions would require the separate approvals of the public shareholders both of our company and of the A Share Company.  According to the two-step voting arrangements we and the A Share Company have established, each connected transaction between us or our subsidiaries and Unicom Group or its subsidiaries will consist of an initial agreement and a further agreement.  The initial agreement would be entered into by Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) on the one hand and the A Share Company or Unicom BVI on the other hand.  This agreement would contain the following terms:

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

The initial agreement will constitute a connected transaction of the A Share Company and, if certain thresholds are met, will require the approval of the public or independent shareholders of the A Share Company under the rules of the Shanghai Stock Exchange.  The further agreement would be entered into by the A Share Company or Unicom BVI on the one hand and us or our subsidiaries on the other hand, and would provide for the transfer of all rights and obligations of the A Share Company or Unicom BVI on the one hand under the initial agreement to us or our subsidiaries on the other hand.  The further agreement will constitute a connected transaction of our company and, if certain thresholds are met, will require the approval of our public or independent shareholders under the Listing Rules of the Hong Kong Stock Exchange.  We expect, to the extent the nature of a particular connected transaction allows, the two-step voting arrangements to apply as described above. However, there may be circumstances where the nature of the connected transaction requires the application of the two-step voting arrangements to be adjusted. This may arise where we or our subsidiaries are the providers, rather than recipients, of certain services. In this event, the two-step voting arrangements will need to be adjusted so that the process as described above is effectively reversed, such that the initial agreement is entered into by us or our subsidiaries rather than Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) with the A Share Company or Unicom BVI. Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries), rather than us or our subsidiaries, will be party to the further agreement. The arrangements (including the conditions) will apply correspondingly.  This two-step structure will be used in all future connected transactions between us and Unicom Group and will effectively require the separate approvals of the public or independent shareholders both of our company and of the A Share Company for such connected transactions.

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

Acquisition of Unicom New World and the Sale of Guoxin Paging

On December 31, 2003, we successfully completed the acquisition from Unicom Group of Unicom New World, which holds cellular telecommunications businesses (including GSM assets and businesses and CDMA businesses) in the following nine provinces and autonomous regions in China: Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Tibet autonomous regions.  The total purchase price was HK$3,014,886,000 (approximately RMB3.2 billion), payable in cash.  On the same date, we also completed the sale of the entire equity interests of Guoxin Paging to Unicom Group for a total sale price of HK$2,590,917,656 (approximately RMB2.75 billion), and such proceeds were applied to our general working capital.  Both the acquisition of Unicom New World and the sale of Guoxin Paging were completed in accordance with the two-step approach outlined above.

Merger between CUCL and Unicom New Century

On July 30, 2004, Unicom New Century was merged into CUCL and legally dissolved upon the completion of such merger.  As a result, CUCL extended its cellular businesses to 21 provinces, autonomous regions and municipalities in China.

Acquisition of China Unicom International Limited

In September 2004, we acquired from Unicom Group of Unicom International, a limited liability company established in Hong Kong engaging in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services.  Unicom’s wholly-owned US subsidiary, China Unicom USA Corporation, or Unicom USA, carries wholesale business of voice traffic between the United States and mainland China.  The total purchase price was HK$37,465,996 (approximately RMB39.74 million), payable in cash.

Establishment of China Unicom (Macau) Company Limited

On October 15, 2004, we set up China Unicom (Macau) Company Limited, or Unicom Macau, in Macau Special Administrative Region of the PRC, or Macau.  In March 2005, the Macau government granted Unicom Macau a CDMA license, which will allow Unicom Macau to provide roaming services to our CDMA subscribers as well as CDMA users of other service providers who visit Macau during the first year of its operation.  After the first year of its operation, Unicom Macau will be eligible to provide cellular services to local residents upon receiving approval from local telecommunications regulatory authority.

Set forth below is our shareholding structure and subsidiaries as of December 31, 2004.

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

In connection with the restructuring of Unicom Group and the acquisitions of Unicom New Century, Unicom New World and Unicom International, we entered into a number of agreements with Unicom Group pursuant to the two-step process described in “Further Restructuring of Unicom Group and the Initial Public Offering of A Shares” above.  These include arrangements for interconnection and roaming services between the telecommunications networks owned by us and Unicom Group and for the provision or sharing of telecommunications and ancillary services and facilities between us and Unicom Group.  Unicom Group also retains its interests in its other subsidiaries that provide ancillary services to us, including the procurement of telecommunications equipment and the supply of SIM cards and calling cards.  In March 2005, we entered into several new agreements with Unicom Group to replace the existing arrangements.  See “B. Related Party Transactions” under Item 7.

Unicom Group has constructed nationwide cellular networks based on CDMA technology. The first phase of the construction was completed at the end of 2001.  We entered into lease agreements with Unicom Group to lease a portion of the network capacity and began to offer CDMA cellular services on an exclusive basis in our cellular service areas in early 2002.  In 2003, Unicom Group completed the second phase of the CDMA network construction, which included the upgrade of the network to CDMA 1X technology.  Wireless data services that utilize CDMA 1X technology have been introduced throughout our service areas.  In 2004, Unicom Group substantially completed the construction of the third phase of the CDMA network, which increased the total network capacity to approximately 72 million subscribers.  In March 2005, we entered into a new CDMA lease agreement with Unicom Group to replace the then existing CDMA lease agreement.  Unicom Group operates its CDMA networks outside of our cellular service areas, in Guizhou province.  We also have an option to acquire the CDMA networks from Unicom Group.  See “B. Related Party Transactions - Leasing of CDMA Network Capacity” under Item 7.

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources - Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous three years and those planned for 2005.  We have not undertaken any significant divestitures.

B.                                    Business Overview

General

We are an integrated telecommunications operator in China, offering a wide range of telecommunications services, including cellular, international and domestic long distance, data and Internet services based on our advanced, uniform nationwide network system.

Prior to the acquisition of Unicom New World on December 31, 2003, we offered cellular communications services based on both GSM and CDMA technologies in 21 provinces, autonomous regions and municipalities in China.  After the acquisition of Unicom New World, our cellular service area encompassed a total of 30 provinces, autonomous regions and municipalities (i.e., all provinces, autonomous regions and municipalities in China except for Guizhou province).  See “A.  History and Development of the Company – Acquisition of Unicom New World and the Sale of Guoxin Paging” above under this Item 4.  As a result, our operating results for the year ended December 31, 2004, which include the operating results of Unicom New World, are not necessarily comparable to our operating results for the year ended December 31, 2003, which does not include the operating results of Unicom New World.

We and China Mobile are the two cellular service providers in our cellular service areas.  We had a total of 84.27 million GSM cellular subscribers in our cellular service areas at the end of 2004, representing a 31.8% increase from 63.92 million subscribers at the end of 2003.  Our GSM cellular business is our largest business, which accounted for 59.8% of our total operating revenue in the year ended December 31, 2004.  We had approximately 27.81 million CDMA cellular subscribers in our cellular service areas as of December 31, 2004, representing a 64.5% increase from 16.91 million subscribers as of December 31, 2003.  At the end of 2004, our market share was 35.6% in our cellular service areas, relatively stable compared to the market share at the end of 2003.

We provide traditional public switched and IP telephony international and domestic long distance, data and Internet services nationwide in China.  All of these services were launched in 2000, with the exception of our IP telephony long distance service, which was launched in 1999.  These businesses currently represent a relatively small portion of our overall business, but are growing in absolute terms.  Our long distance, data and Internet businesses accounted for 6.9% of our total operating revenue in 2004, compared to 8.4% in 2003.

Outgoing public switched and IP telephony long distance calls totaled 10.10 billion and 13.95 billion minutes, respectively, in 2004, compared to 8.44 billion and 11.39 billion minutes, respectively, in 2003.  Our market share slightly decreased from approximately 14.0% in 2003 to 12.7% in terms of total outgoing long distance call minutes in 2004.  Our incoming international long distance calls (including incoming calls from Hong Kong, Macau and Taiwan) totaled 2.75 billion minutes in 2004, up from 1.91 billion minutes in 2003.

Our data and Internet business maintained steady growth in 2004.  Our broadband data and Internet services currently cover over 300 cities nationwide.  As of December 31, 2004, the bandwidth of our data network, international interconnection bandwidth and domestic interconnection bandwidth had reached 136Gbps, 3.34Gbps and 14.88Gbps, respectively.  Our Internet subscribers grew to 13.63 million by the end of 2004 from 12.43 million in 2003.

Our fiber optic transmission network continued to expand in 2004.  As of December 31, 2004, the total cable length of our transmission network reached 712,000 km, including 120,000 km for our backbone transmission network, representing an increase of 25.0% and 4.7%, respectively, from the end of 2003.

Recent Developments

As of March 31, 2005, the total number of our GSM subscribers in all of our cellular service areas has increased to 86.98 million, including 44.05 million post-paid subscribers and 42.93 million pre-paid subscribers.  As of March 31, 2005, we also had a total of 29.43 million subscribers to our CDMA services.  Average minutes of usage, or MOU, per subscriber per month for GSM services in our combined service areas were 186.5 minutes for the three months ended March 31, 2005.  Average MOU per subscriber per month for CDMA services in combined service areas were 275.5 minutes for the three months ended March 31, 2005.  ARPU for GSM services in our combined service areas was RMB46.9 for the three months ended March 31, 2005.  ARPU for CDMA services in our combined service areas was RMB77.5 for the three months ended March 31, 2005.

For the three months ended March 31, 2005, outgoing public switched long distance calls totaled 2.63 billion minutes, including 2.59 billion minutes of domestic long distance calls and 0.04 billion minutes of international long distance calls (including calls to Hong Kong, Macau and Taiwan).  Outgoing IP telephony long distance calls totaled 3.51 billion minutes for the first three months of 2005, including 3.48 billion minutes of domestic long distance calls and 0.03 billion minutes of international long distance calls (including calls to Hong Kong, Macau and Taiwan).  As of March 31, 2005, our Internet subscribers reached 10.03 million.

Cellular Services

Our cellular business is our largest business, with our GSM and CDMA businesses together having contributed 93.0% of our total operating revenue in 2004.  We offer cellular services in 30 provinces, autonomous regions and municipalities in China.

We offer both GSM and CDMA cellular services in our service areas.  We began to offer GSM cellular services in 1995 and currently a majority of our existing cellular users subscribe to our GSM cellular services.  We began to offer CDMA cellular services in 2002.  In 2003, we introduced wireless data services that utilize CDMA 1X technology.  We also offer GSM international roaming services in conjunction with 211 operators in 101 countries and regions and CDMA international roaming services in conjunction with 15 operators in 12 countries and regions.  In August 2004, we launched dual mode cellular service under the brand name “Worldwind,” leveraging our existing GSM and CDMA networks to achieve seamless roaming worldwide.

We also offer short message services, or SMS, and a number of other value-added services to our cellular subscribers, including CDMA 1X wireless data services and GSM wireless data services, under the integrated service brand of “uni” and sub-brands of “uni-Info”, “uni-Mail”, “uni-Magic”, “uni-Map”, “uni-Wap” and “Uni-Web”, and “U-Net”, which represents various wireless internet access services for laptop or mobile handset.

In 2004, our market share in our cellular service areas grew slightly, from 34.6% in 2003 to 35.6% in 2004.

GSM Cellular Services

We centrally plan and oversee our provincial GSM cellular businesses, which are operated by provincial branches of our operating subsidiaries, CUCL and Unicom New World.  We centrally manage the key aspects of network construction such as network planning and design and selection of major equipment.  We also centrally devise the overall business strategies to be carried out by the provincial operating branches.

Our GSM cellular networks reach all cities, county centers, major towns, major highways and railways in our cellular service areas.  We continue to selectively deploy GSM systems that operate in the 1800 MHz frequency band in high-density population and high call volume centers to supplement our GSM networks operating in the 900 MHz frequency band.  In 2004, we focused on optimizing the operational efficiency and stability of our GSM networks, and will continue to manage our GSM networks to support the development of our various cellular services.

Post-paid Services and Pre-paid Services

We offer two main categories of GSM cellular services:  post-paid and pre-paid services that target different consumer segments.  Generally, we promote our pre-paid services to migrant population and temporary residents as well as lower-usage subscribers and target our post-paid services at long-term residents in our GSM cellular service areas.

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

To subscribe for our pre-paid services, a customer simply purchases a SIM card with a pre-paid amount of service charges.  The customer can add to the pre-paid balance by purchasing rechargeable cards.  A customer of pre-paid services does not need to register with us.  In addition, pre-paid services do not have monthly fees, but carry higher per-minute usage and roaming charges.  This fee structure is generally more attractive to lower-usage subscribers.

We market pre-paid services under the service brand of “Ruyi Tong”.  These services are generally supported by intelligent networks built by us.  The intelligent networks enable us to offer nationwide roaming services and monitor in real time the account balance of pre-paid subscribers.  We also offer pre-paid services in some service areas that are based on the local billing systems and use local service brands.

Subscribers and Usage

The following table sets forth selected historical information about our GSM cellular operations and our subscriber base for the periods indicated.

	CUCL and Unicom New Century only, as of or for the year ended December 31,		Unicom New World only, as of or for the year ended December 31,	CUCL(5) and Unicom New World, as of or for the year ended December 31	CUCL(5) and Unicom New World, as of or for the three months ended March 31,
	2002	2003	2003	2004	2005
Number of subscribers (in thousands)	53,465	63,923	8,647	84,267	86,982
Post-paid	29,718	32,458	7,105	42,844	44,048
Pre-paid	23,747	31,465	1,542	41,423	42,934
Estimated market share in our service areas(1)	29.8%	27.4%	27.1%	26.8%	26.2%
Average churn rate(2)	15.5%	29.1%	46.9%	27.6%	6.5%
Average minutes of usage per subscriber per month(3)	165.49	173.70	204.55	188.9	186.5
Average revenue per subscriber per month (in RMB)(4)	67.34	56.74	58.34	49.4	46.9
SMS Volume (in billions)	8.495	25.034	2.959	32.39	8.72

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

(5)                  Includes Unicom New Century, which merged into CUCL on July 30, 2004.

Subscriber Increase:  Our subscriber count continued to grow rapidly.  As of December 31, 2004, the total number of GSM subscribers in our cellular service areas increased to 84.27 million, including 42.84 million post-paid subscribers and 41.42 million pre-paid subscribers.  Our share of the cellular market in terms of total cellular subscribers in our GSM cellular service areas was 26.8% as of December 31, 2004.  We attracted 35.5% of the net cellular subscriber additions in those service areas during 2004.  We believe that this growth was attributable to a number of factors, including, among others, (i) continued growth of the Chinese cellular telecommunications market, driven by economic growth and reduction in the cost of cellular handsets and services, (ii) relatively flexible marketing, sales and distribution, (iii) relatively competitive pricing of our services and (iv) our continuing focus on customer service.

Pre-paid Subscribers:  The rate of increase in our pre-paid subscribers has generally exceeded the rate of increase in our post-paid subscribers in recently years.  As of December 31, 2004, we had 41.42 million pre-paid subscribers in our cellular service areas, representing 49.2% of our total subscriber base, the same percentage as at the end of 2003.  Pre-paid subscribers represented 71.9% of our net subscriber additions in our cellular service areas during 2004.

MOU and ARPU:  Our total minutes of usage, or MOU, and average revenue per subscriber per month, or ARPU, were 178.16 billion minutes and RMB49.4, respectively, in 2004.  The average MOU per subscriber per month was 188.9 minutes in 2004, an increase of 15.2 minutes from 173.7 minutes in 2003.  The increase in MOU was attributable to increased tariff competition with our competitor, which resulted in the provision of more free minutes to subscribers.  The decreasing tariffs as a result of such competition also encouraged higher usage among subscribers.  Our ARPU continued to decline from RMB56.7 in 2003 to RMB49.4 in 2004.  The decline in ARPU was attributable to intensified market competition and regional promotional activities that led to a decline in effective tariffs.  Our pre-paid subscribers in general have lower MOUs and ARPUs compared to our post-paid subscribers.  For the year ended December 31, 2004, the average MOU per subscriber per month and ARPU were 125.3 minutes and RMB40.0 respectively, for our pre-paid subscribers, compared to 247.5 minutes and RMB58.1, respectively, for our post-paid subscribers.

Churn Rate:  For the year ended December 31, 2004, the churn rate for GSM services in our cellular service areas decreased from 29.1% in 2003 to 27.6% as a result of our emphasis on customer retention.  Our calculation of churn rate reflects those subscribers who switch to services of other operators and those whose services we disconnect as a result of account inactivity or payment delinquency.

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

Payment Delinquency:  Payment delinquency stabilized in 2004.  As of December 31, 2004, the doubtful debt ratio for GSM cellular services in our cellular service areas, calculated as the amount of provision for doubtful debt divided by revenue from GSM cellular services, is 2.8%, same as the ratio at the end of 2003 for CUCL and Unicom New Century.  In some of our cellular service areas we require our post-paid subscribers to deposit service charges and maintain a certain level of account balances with us or with commercial banks that collect service fees for us.  We classify the creditworthiness of our subscribers into various levels and have adopted other credit control measures.  We also closely manage payment delinquencies through confirmation of customer address and other registration information, expansion of collection channels, advance notification of inadequate deposits, close monitoring of call patterns and account balances and prompt termination of services.

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

Source:  MII.

Intense competition in our cellular service areas has resulted in tariff discounts and service promotions offered by both us and our main competitor from time to time, which may lower effective tariffs.  These discounts and promotions have taken many forms, including promotional tariff rates, free call minutes, off-peak discounts or discounts for high-usage subscribers and package service plans with fixed monthly fees.  While various features of our package service plans are coordinated on a nationwide basis, the tariff structure of the various plans are determined by us based on the local competitive environment.  See “D. Risk Factors – Risks Relating to the Overall Telecommunications Industry in China – regulatory or policy changes relating to telecommunications industry may adversely affect our results of operations, financial condition and business prospects” under Item 3.

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

In 1997, the Chinese government granted us preferential treatment by allowing us to reduce our tariffs by up to 10% below the State guidance tariff rates.  In the past, this preferential treatment has helped us capture a significant number of cellular subscribers by allowing us to market our cellular services at discounted rates.  As we and our main competitor, introduced various package service plans and other promotional programs, the tariff structure has become more complex.  While we continue to maintain tariff levels that are generally lower than those of our main competitor, the more complex tariff structure has, to some extent, made our price advantages less obvious to subscribers compared to previous tariff schemes that were largely based on simple per-minute charges.  In 2004, as we continued to offer package service plans in our service areas, we have significantly reduced the variety of such plans and stopped offering service plans that were not profitable.

CDMA Cellular Services

Our controlling shareholder, Unicom Group, currently has the exclusive license to offer CDMA cellular services in China.  It has constructed CDMA networks nationwide through its wholly-owned subsidiary Unicom Horizon.  We have leased capacity on the network and operate the CDMA network in our cellular service areas.  After a trial period of three months, we formally launched our CDMA services in April 2002.  In 2003, Unicom Group completed the second phase of the CDMA network construction, which included the upgrade of the network to CDMA 1X technology, and we introduced wireless data services that utilize CDMA 1X technology.  In August 2003, we introduced pre-paid CDMA services.  In 2004, Unicom Group substantially completed the third phase of the CDMA network construction.  In August 2004, we launched the “Worldwind” CDMA and GSM dual-mode handset cellular services.

Unicom Group’s Construction of CDMA Networks

In May 2001, Unicom Group began to build CDMA networks nationwide.  The networks are expected to be expanded in phases.  The number and size of each phase will depend upon actual and forecast CDMA subscriber growth and anticipated capacity requirements.  In the first phase of the construction, which was completed by the end of 2001, the networks achieved a nationwide coverage of approximately 330 cities in China, with a total capacity of 15.81 million subscribers.  The portion of this network within our cellular service areas has a total capacity of approximately 15.62 million subscribers.

Through a competitive bidding process, Unicom Group was able to obtain highly attractive terms for its CDMA equipment supply contracts.  The construction of the first phase of its CDMA networks utilized to a significant extent the existing GSM infrastructure, such as base stations and related equipments, switching centers and related equipments, transmission capacity and relevant equipments.

In 2003, Unicom Group completed the second phase of the CDMA network construction, which included the upgrade of the network to CDMA 1X technology.  The second phase of the construction also added capacity for 20.69 million additional subscribers, bringing the total capacity of the nationwide CDMA networks to approximately 36.50 million subscribers.  The portion of the CDMA networks within our cellular service areas has a capacity of approximately 20.38 million subscribers.  In addition, the second phase of the construction focused on improving the breadth and depth of network coverage, by deepening coverage to the level of almost all of the county-level towns and cities and increasing indoor coverage.

In 2004, Unicom Group substantially completed the third phase of the CDMA network construction, which increased the total CDMA network capacity to approximately 72.74 million subscribers, with approximately 71.81 million of capacity within our service areas.  Such level of capacity improved our CDMA nationwide network coverage and telecommunications quality, including both outdoor and indoor coverage, as well as the data-processing capacity of our CDMA 1X services. After the substantial completion of the third phase of network construction, Unicom Group has built a CDMA network with relatively comprehensive nationwide coverage.

Our Lease of CDMA Networks from Unicom Group

Our wholly-owned operating subsidiary, CUCL, entered into a lease agreement with Unicom Group and its subsidiary Unicom Horizon, dated November 22, 2001, which sets forth the principal terms of the network capacity leasing arrangement between us and Unicom Group.  Unicom New Century and Unicom New World have also entered into lease agreements, dated November 20, 2002 and November 20, 2003, respectively, with Unicom Group and Unicom Horizon on similar terms and conditions.  We entered into a new, consolidated lease agreement, or the New CDMA Lease, with Unicom Group and Unicom Horizon on March 24, 2005 to replace the three lease agreements, or the Old CDMA Leases, entered into in the past individually by CUCL, Unicom New Century and Unicom New World.  We lease network capacity from Unicom Group and operate these CDMA networks in our cellular service areas on an exclusive basis and receive all revenue generated from the operation.  We may terminate the lease arrangements upon giving at least six months’ prior notice to Unicom Group.

Under the Old CDMA Leases, the term of each lease was for an initial period of one year and could be renewed for further one-year terms at our option.  We leased network capacity in our cellular service areas on a quarterly basis during the first year and, thereafter, would lease network capacity on an annual basis, with the ability to request to adjust lease capacity pursuant to the Old CDMA Leases.  See “B. Related Party Transactions - Leasing of CDMA Network Capacity” under Item 7. We have leased capacity for 31 million subscribers in our cellular service areas in 2004.

Under the OLD CDMA Leases, we were required to make quarterly lease payments to Unicom Group for the actual amount of network capacity we leased.  The lease fee was charged on a per line basis and determined so as to enable Unicom Group to recover its total investment in constructing the network in seven years together with a rate of return on its investment of 8%.  To the extent that we had not leased the full capacity of the CDMA network in the particular period, we did not have to compensate Unicom Group for unused capacities not leased by us.  The quarterly lease fee for the first two phases of the CDMA network in our cellular service areas was RMB56.4 and RMB61.5 per subscriber line leased in 2004, respectively.

The New CDMA Lease has an initial term of two years commencing from January 1, 2005, during which (i) the lease fee for the first year will be 29% of the audited service revenue generated by our CDMA cellular business and (ii) the lease fee for the second year will be 30% of the audited service revenue generated by our CDMA business.  We lease all constructed network capacity from Unicom Group under the New CDMA Lease.  The term of the New CDMA Lease may be renewed at our option, with the length of the renewed term to be agreed upon.

In addition to leasing network capacity, we also have the option, exercisable at any time during the lease period and for an additional year thereafter, to purchase the CDMA network in our cellular service areas.  The acquisition price will be negotiated between Unicom Horizon and us.  It will be based on the appraisal value of the CDMA network determined in accordance with applicable PRC laws and regulations and take into account the then prevailing market conditions and other factors.  However, the purchase price will not exceed an amount which will, taking into account all lease fee payments made by us to Unicom Horizon and lease fee discounts as a result of delay of delivery, enable Unicom Horizon to recover its total network construction costs, together with an internal rate of return of 8%.  The exercise of the purchase option will be subject to the relevant laws, regulations and listing rules in Hong Kong and the PRC, particularly those governing connected transactions, including approvals of our minority shareholders.  See “B. Related Party Transactions – Leasing of CDMA Network Capacity” under Item 7 for a more detailed description of the New CDMA Lease.

Services

The CDMA services we offer in our cellular service areas include basic voice and value added services such as call forwarding and voicemail, caller identity display, SMS services and CDMA 1X data services.  In addition to post-paid CDMA services, we offer pre-paid CDMA services under the service brand of “Ruyi133” in our cellular service areas.  The features of our pre-paid and post-paid CDMA services are similar to pre-paid and post-paid GSM services.  See “B. Business Overview – Cellular Services – GSM Cellular Services – Post-paid Services and Pre-paid Services” under this Item 4.  We have begun operations of the CDMA 1X networks in all of the cities in our cellular service areas.

In August 2004, we launched CDMA and GSM dual-mode cellular services under the brand name “Worldwind”, leveraging our existing GSM and CDMA networks to achieve seamless roaming worldwide.  As of December 31, 2004, we sold approximately 200,000 “Worldwind” dual-mode handsets and had approximately 160,000 subscribers of the dual-mode cellular services.  “Worldwind” services, which are available to our subscribers who use either a dual-mode handset or a dual-mode user card, have the following features:

•                                          Users can switch between our GSM and CDMA networks in China, thereby offering wireless coverage in areas of the country covered by any one of these networks;

•                                          When roaming in areas outside of China, users can use the cellular services of local operators, whether they are GSM or CDMA, who signed roaming agreements with us; and

•                                          Our GSM users who sign up for “Worldwind” can continue to use the basic GSM services, while enjoying the additional benefits of the CDMA 1X services.

Subscriber Base

The following table sets forth selected historical information about our CDMA cellular operations and our subscriber base for the periods indicated.

	CUCL and Unicom New Century only, as of or for the year ended December 31,		Unicom New World only, as of or for the year ended December 31,	CUCL(5) and Unicom New World, as of or for the year ended December 31,	CUCL(5) and Unicom New World, as of or for the three months ended March 31,
	2002	2003	2003	2004	2005
Number of subscribers (in thousands)	6,245	16,910	2,036	27,814	29,432
Post-paid	6,245	16,046	1,934	25,824	27,227
Pre-paid	—	864	102	1,991	2,205
Estimated market share in our service areas(1)	3.5%	7.2%	6.4%	8.8%	8.9%
Average churn rate(2)	0.8%	11.5%	25.9%	17.9%	4.1%
Average minutes of usage per subscriber per month(3)	328.1	337.5	335.4	292.3	275.5
Average revenue per subscriber per month (in RMB)(4)	172.2	128.4	123.4	85.3	77.5
SMS Volume (in billions)	0.516	6.231	0.623	11.83	3.41

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

(5)                  Includes Unicom New Century, which merged into CUCL on July 30, 2004.

As of December 31, 2004, our total CDMA subscriber base in our cellular service areas reached 27.81 million, representing an increase of 64.5% from 16.91 million subscribers at December 31, 2003.  Among the total CDMA subscribers, post-paid subscribers increased by 60.9% from 16.05 million as of December 31, 2003 to 25.82 million as of December 31, 2004, while prepaid subscribers increased by 130.4% from 0.86 million as of December 31, 2003 to 1.99 million as of December 31, 2004. Pre-paid subscribers represented 7.2% of the total number of CDMA subscribers in 2004.  We believe the rapid growth in our CDMA subscriber base was primarily attributable to:

•                                          expansion of our CDMA cellular services areas as a result of the acquisition of Unicom New World,

•                                          the advantages of the CDMA technology, including the lower radio transmitting power of CDMA handsets as compared to GSM handsets, better voice quality and enhanced security,

•                                          improved network coverage and quality, and

•                                          increased brand awareness and our promotions and marketing efforts.

MOU, ARPU and Churn Rate

In 2004, total MOU for our CDMA services was 82.96 billion minutes, an increase of 89.8% from 43.70 billion minutes in 2003, and ARPU for our CDMA services was RMB85.3, a decrease from RMB128.4 in 2003.  Average MOU per subscriber per month for our CDMA services was 292.3 minutes, 54.7% higher than the average MOU of 188.9 minutes for GSM services, while our CDMA ARPU was 72.7% higher than the ARPU of RMB49.4 for our GSM subscribers.  The reasons for the increase in MOU and the decrease in ARPU for our CDMA services in 2004 are similar to the reasons for similar trends in GSM services.  See “B. Business Overview – Cellular Services – GSM Cellular Services – MOU and ARPU” under this Item 4.

The churn rate for our CDMA services is calculated in the same way as the churn rate for our GSM services and was 17.9% in 2004, higher than the 11.5% in 2003, but significantly lower than the 27.6% churn rate for our GSM services.  Loss of CDMA subscribers was primarily attributable to the following reasons:

(i)                                    the termination of some CDMA subscribers at the end of their contract periods under the CDMA handset promotional packages we began to offer in 2002;

(ii)                                 increased competition as the focus of growth gradually shifts from new subscribers to increased usage; and

(iii)                              an increasing percentage of our CDMA subscribers are subscribing to pre-paid CDMA services, which are characterized by a higher churn rate than post-paid services and led to some subscribers switching from post-paid services to pre-paid services.

Payment Delinquency

As of December 31, 2004, the doubtful debt ratio for CDMA cellular services in our cellular service areas, calculated as the amount of provision for doubtful debt divided by revenue from CDMA cellular services, is 2.7%, compared to 2.4% in 2003 for CDMA cellular services in the service areas of CUCL and Unicom New Century.  We have taken various measures to control payment delinquency for our CDMA services, which measures are similar to the ones taken to control payment delinquency for our GSM services.  See “B. Business Overview – Cellular Services – GSM Cellular Services – Payment Delinquency” under this Item 4.

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

Due to the high cost of the handset promotional packages, we have attempted to reduce the use of such packages, and concentrated instead on alternative promotional programs to develop our CDMA services.  We focused on expanding the sales and marketing channels for our CDMA services by significantly increasing the number of sales agents.  We emphasize improving our customer services and introducing new value-added data services to our CDMA subscribers.  We also launched several marketing campaigns in 2004, which included increased advertising for our CDMA services, promotion of various customized package service plans that gave subscribers more choices, promotion of our CDMA 1X value-added services and promotion of our “Worldwind” CDMA and GSM dual-mode services.  In addition, we have adopted the policy to centralize the purchases of CDMA handsets to control the costs of our CDMA promotional packages.

See “D. Risk Factors - Risks Relating to Our Business - Our CDMA services have yet to gain a broad market acceptance in China and there is uncertainty over whether our CDMA services will succeed in gaining a broader market acceptance.” under Item 3.

SMS Services and Other Value-added Services

We began to offer SMS services in 2000.  SMS volume has been increasing rapidly.  A total number of 32.39 billion short messages were transmitted by GSM subscribers and 11.83 billion short messages by our CDMA subscribers in our cellular service areas in 2004.  Our SMS services are offered under a uniform service brand of “uni-Info” and mainly include the following services: SMS transmission and receipt through handsets, content provider-assisted SMS, business SMS platform, voice SMS and other information services.  We continue to promote the use of SMS as a convenient and cost effective method of business and personal communication.  The SMS platforms of our GSM and CDMA networks are interconnected with each other.  Our SMS platforms are also interconnected with the SMS platforms of China Mobile’s GSM network, China Telecom’s “Little Smart” network, and China Netcom’s “Little Smart” network.

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

In March 2003, we launched CDMA 1X wireless data services under the uniform service brand of “uni”, with individual services offered under various sub-brands, including “uni-Info”, “uni-Wap”, “uni-Mail”, “uni-Magic”, “uni-Map” and “uni-Web”.  “uni-Info” services are similar to the GSM services offered under the same brand described above.  “uni-Wap” services allow users to connect to and browse the Internet on their CDMA handsets.  “uni-Mail” services allow users to (i) send and receive e-mails, either from other e-mail accounts or from the Internet and (ii) download and read attachments to the e-mail sent to the user’s handset.  “uni-Magic” services allow users to download pictures, games, entertainment services, business information and other forms of image.  “uni-Map” services provide location-based information to users’ handsets.  Retail users can find locations and research information with respect to a particular location.  This service also offers industrial applications, such as the logistics industry and sea rescue services.  “uni-Web” services offer wireless data transmissions with higher transmission rate and more stable connectivity than the GPRS services offered by our main competitor.  In addition to the “uni” brand value-added services, we also offer the “U-Net” wireless internet services, which provide wireless internet access to laptop computers and mobile handheld devices equipped with a wireless internet card.

In late 2003, we began to provide personalized ring tone service under the brand name “Cool Ring Tong”, which allows a cellular subscriber to select personalized ring tones that his or her callers will hear after dialing his or her cell phone number.  This new value-added service has grown rapidly since its introduction.  Also in 2004, we introduced “Music Street”, a value-added service that allows our cellular subscribers to send music and other types of voice messages, record voice messages and listen to music by dialing designated service numbers.

In 2004, in order to develop our CDMA 1X value added services, we took the following measures:

•                                          Through the improvement of the “uni” services, more staff training, advertising and promotions, trial programs and our various other efforts, we strengthened marketing efforts for our CDMA 1X services;

•                                          We improved the content of our CDMA 1X services, through strengthening service support of and cooperation with content providers and service providers, in order to increase the appeal of these services;

•                                          Through cooperation with partners in specific industries, we launched new applications such as “Unicom Police Applications”, “Unicom Horizon Maritime Applications” and “Stock-in-Palm”;

•                                          Through promotional packages and the establishment of free trial zones in our retail stores, we sought to reduce the obstacles for subscriber usage of our CDMA 1X services;

•                                          We introduced CDMA 1X services specifically catering to the youth to support the launch of the “Up New Power” service brand that is designed for the youth market; and

•                                          We introduced more information services in order to increase the usage of our CDMA 1X services.

We have designed a fee structure under which we earn transmission fees from the use of our GSM and CDMA value added services and retain a certain percentage of application fees charged by content providers that we collect for them.

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

	As of or for the year ended December 31,
	2002	2003	2004

Public switched telephony (in billions of minutes):
Domestic	6.23	8.31	9.94
International	0.14	0.13	0.16
Total	6.37	8.44	10.10
IP telephony (in billions of minutes):
Domestic	6.75	11.25	13.81
International	0.13	0.14	0.14
Total	6.88	11.39	13.95
Data Services
Bandwidth leased to customers (2Mbps)	1,466	7,194	9,007
Internet Services
Dial-up subscribers (in thousands)	7,270	12,385	13,563
Dedicated access subscribers	22,596	47,750	61,569

Public Switched Telephony Services

We offer public switched long distance, or PSTN, services to business and residential customers who register their telephone numbers with us.  They can access our services by dialing a prefix of “193”.  We also distribute pre-paid long distance calling cards that purchasers can use to access our services by dialing a prefix of “193300”.  For some corporate and government customers, we also offer our public switched long distance services over dedicated lines, frequently as part of our integrated offerings of long distance and data services. We also offer long distance services to our cellular subscribers.

The following table sets forth selected information about our public switched long distance telephony services for the periods indicated.

	As of or for the year ended on December 31,
	2003	2004
Number of cities reached	329	332
Minutes of outgoing long distance calls (in billion)	8.44	10.10
Market share of outgoing long distance call minutes (1)	14.33%	13.6%
Minutes of incoming international calls (in billion)	1.78	2.47

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

We have adopted a number of measures to increase the number of our registered long distance customers, including, among others, organizing sales agents to promote our services in residential areas, and cross-selling our long distance services with our cellular services at our service centers.

IP Telephony Services

We offer domestic and international long distance IP telephony services through interconnection of our IP network with the Internet and other telecommunications networks based on a manageable IP network configuration to enhance service quality. The following table sets forth selected information about our IP telephony services for the periods indicated.

	As of or for the year ended December 31,
	2002	2003	2004
Number of cities reached	337	337	341
Minutes of outgoing IP telephony calls (in billion)	6.88	11.39	13.95
Domestic	6.75	11.25	13.81
International, Hong Kong, Macau & Taiwan	0.13	0.14	0.14
Market share of outgoing IP calls minutes(1)	11.7%	13.8%	12.1%
Minutes of incoming international calls (in billion)	0.16	0.13	0.28

(1) Source: MII.

Our IP telephony services include the following services:

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

•                                          IP telephony services using the “17911” access code, which allows users to dial long distance phone numbers as follows:  “17911 + long distance number”.  There are two types of such services:  (a) users can register for our services at any of our offices or our designated agents’ offices free of charge, or (b) users can purchase a pre-paid IP card from us, input the card number and password the first time the IP card is used, and thereafter dial international or domestic long distance calls only with the 17911 prefix.

•                                          Dedicated IP telephony services – users of these services only need to dial the long distance phone number to be connected.

•                                          Direct IP telephony services – Pursuant to authorization from the MII, we are providing fixed long distance direct-dialing IP telephony services nationwide.  As of December 31, 2004, we have set up more than 20,000 “IP convenient stores” nationwide.  “IP convenient stores” are fixed-line long distance call centers in locations with a high concentration of callers who do not otherwise have access to fixed or wireless telephony services.  These call centers provide long distance telephony services to customers on a pre-paid basis.

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

Data Services

We presently provide data services in over 300 cities in China.  We target high volume business or government users of integrated voice, data and video communications and offer them data services as part of our integrated offerings of long distance, data and Internet services.  As of December 31, 2004, the total leased bandwidth of our ATM and FR data services was 9,007 x 2 Mbps.

Our data service offerings mainly consist of broadband, managed data services, including:

•                                          Frame relay, or FR, services, which provide high speed and cost effective data communications services linking remote business sites using FR technology;

•                                          Asynchronous transfer mode, or ATM, services, which employ ATM technology and are able to handle high bandwidth, integrated voice, video, data and Internet traffic; and

•                                          Broadband video-conferencing and video-telephony services, which are provided under the brand name of “Uni-Video”.  These services currently include video-conferencing, video-telephony, video conference room leasing and video public telephony services.  These services are based on our existing unified data network platform.  Two or more users can use our services by connecting to the Internet or our video network through video-conferencing terminals or computer terminals.

The following table sets forth selected information about our data services for the periods indicated.

	As of or for the year ended December 31,
	2002	2003	2004
Number of cities reached	297	316	328
Bandwidth leased to customers	1,466	7,194	9,007

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

Our charges for ATM and FR services include one-time, up-front charges for installation materials (currently RMB500 per port for ATM services and RMB300 per port for FR services) and testing (currently RMB500 per circuit or port for ATM services and RMB300 per circuit or port for FR services), a monthly port fee and a monthly circuit fee.  Our tariff charges are generally offered at a 10% discount from the State guidance tariffs.

The following table sets forth our tariff rates for monthly port fees for FR data services of selected bandwidths.

FR Services Port Fee (RMB per month)
Bandwidth (bps)	Port Fee
64k	260
128k	300
256k	400
384k	450
512k	500
768k	650
1M	750
2M	1,000

The following table sets forth our tariff rates for monthly permanent virtual circuit (PVC) fees for FR data services of selected bandwidths and selected distance categories.

	FR Services PVC Fee (RMB per month)
Bandwidth	Local (intra-district)	Local (inter-district)	Domestic long distance	Hong Kong, Macau & Taiwan	International long distance (Asia)	International long distance (outside of Asia)
8kbps	290	440	990	1,550	8,800	9,400
16kbps	390	540	1,190	1,800	10,000	10,500
32kbps	450	650	1,300	2,000	11,500	11,500
48kbps	500	750	1,500	2,300	13,000	13,500
64kbps	550	800	1,700	2,600	14,500	14,600
128kbps	700	1,000	2,100	3,400	18,000	18,400
256kbps	800	1,150	2,200	3,500	19,000	19,600
384kbps	850	1,350	2,300	3,800	20,000	20,500
516kbps	1,000	1,450	2,500	4,100	22,300	23,100
768kbps	1,150	1,600	2,700	4,600	25,800	26,550
1Mkbps	1,250	2,000	3,000	5,200	28,900	30,050
2Mkbps	1,500	2,200	4,000	7,000	39,000	39,000

The following table sets forth our tariff rates for monthly port fees for ATM services of selected bandwidth.

ATM Services Port Fee (RMB per month)
Bandwidth	Port Fee
256K	400
512K	500
1M	750
2M	1,000
4M	2,000
6M	3,000
8M	4,000
10M	5,000
12M	6,000
34M	7,000
45M	8,000
100M	9,000
155M	10,000

The following table sets forth our tariff rates for monthly circuit fees for ATM data services of selected bandwidths and selected distance categories.

Bandwidth	ATM Services Circuit Fee (RMB per month)
	Local (intra-district)	Local (inter-district)	Domestic long distance	Hong Kong, Macau & Taiwan	International long distance (Asia)	International long distance (outside of Asia)
256Kbps	800	1,150	2,200	3,500	19,000	19,600
512Kbps	1,000	1,450	2,500	4,100	22,300	23,100
1Mbps	1,250	2,000	3,000	5,200	28,900	30,050
2Mbps	1,500	2,200	4,000	8,000	39,000	39,000
4Mbps	2,000	3,000	6,000	12,900	72,200	72,200
6Mbps	2,500	5,500	9,000	19,800	105,400	105,400
8Mbps	3,500	8,500	12,000	26,700	138,700	138,700
10Mbps	5,000	11,500	15,500	30,600	157,800	157,800
15Mbps	7,000	15,000	22,000	40,000	205,000	205,000
20Mbps	7,500	17,500	29,000	49,000	252,300	252,300
25Mbps	8,000	21,000	36,000	59,000	300,000	300,000
30Mbps	9,000	24,000	42,000	69,000	348,500	348,500
40Mbps	10,000	29,000	52,000	88,500	416,000	416,000
50Mbps	10,500	32,000	60,000	108,200	486,600	486,600
60Mbps	11,000	33,000	68,000	122,600	567,900	567,900
70Mbps	11,500	35,000	76,000	137,000	649,100	649,100
80Mbps	12,000	36,000	84,000	151,300	730,400	730,400
90Mbps	12,500	37,000	92,000	165,700	811,600	811,600
100Mbps	13,000	37,500	100,000	180,100	892,900	892,900
110Mbps	13,500	38,000	107,500	187,300	933,500	933,500
130Mbps	13,800	38,500	122,500	201,600	1,014,800	1,014800
155Mbps	14,500	39,000	130,000	216,000	1,096,000	1,096,000

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

Internet Services

We offer the following Internet services:

•                                          Dedicated Internet Access.  We began to offer business customers high speed Internet access through dedicated lines in 2000.  As of December 31, 2004, we had a total of 61,569 subscribers for dedicated Internet access.  We package this service with voice and data services to provide integrated communications solutions to our business customers and cooperate with cable operators and real estate developers to offer broadband access to residential customers.

•                                          Dial-up Internet Access.  We began to offer dial-up Internet access services to customers in 2000.  As of December 31, 2004, the total number of our dial-up subscribers increased to 13.56 million from 12.38 million in 2003.

•                                          “Ruyi Mailbox” Services.  This service allows our cellular subscribers to use their cellular phone numbers as e-email address.  As of December 31, 2004, the number of “Ruyi Mailbox” subscribers increased to 14.69 million from 7.81 million in 2003.

•                                          IDC Services.  We have built Internet data centers (or IDC) in 10 cities including Shanghai, Beijing, Guangzhou and certain provincial capitals, and provide server hosting, server rental, virtual servers and other IDC services to commercial customers and virtual IDC operators.

•                                          Others.  Other Internet services we offer include a chain of Internet cafes (Unicom’s Internet Plaza services), international Internet Protocol-Virtual Private Network (or IP-VPN), Virtual Private Data Network (or VPDN), Virtual Internet Service Provider (or VISP), Uninet international roaming and corporate e-mail services.

The following table sets forth selected historical information about our Internet service operations and our subscriber base for the periods indicated.

	As of December 31,
	2002	2003	2004
Number of cities reached by our dedicated Internet access services	317	323	327
Number of cities reached by our dial-up Internet access services	305	325	328
Number of subscribers of dedicated Internet access services	22,596	47,750	61,569
Number of subscribers of dial-up Internet access services (in thousand)	7,270	12,385	13,563

Our tariff charges for registered dial-up access include a network usage fee and a fixed telecommunications fee (charged to users of our PSTN long distance services only).  In addition, those registered accounts that charge based on usage volume include an up-front account set-up fee and those accounts that charge based on monthly usage include a monthly fee.  Our tariff charges for dial-up access through pre-paid cards include only a network usage fee and a fixed telecommunications fee.  The following table sets forth the various tariff charges for our dial-up access services:

	Registered Accounts
	Volume-Based Service Plan	Monthly Service Plans		Pre-Paid Cards
Account Set-up Fee (RMB)	100	—	—	—
Monthly Fee (RMB)	—	50	100	—
Network Usage Fee
Local Fee (RMB/Hour)	2.7	2.2	1.8	2.5
Roaming Fee (RMB/Hour)	3.0	3.0	3.0	2.8
Telecommunications Fee (RMB/Minute)	0.02	0.02	0.02	0.02

The network usage fee is discounted, at an amount equal to half of the amounts set forth above, on legal holidays and weekends and on weekdays from 11 p.m. to 8 a.m. of the following day.

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

We charge a monthly usage fee for our “Ruyi Mailbox” services, which is currently RMB6 per month.  We do not charge for SMS notifications of e-mail receipt.  Other e-mail functions performed through SMS are charged based on the SMS tariff rates for our “uni-Info” services.

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

Leased Line Services

We began to lease transmission lines to large business customers and other telecommunications operators in April 2000.  Our leased line services provide customers with dedicated digital links directly connecting customer sites.  As of December 31, 2004, we had a total leased bandwidth of an equivalent of 51,598 x 2 Mbps circuits, representing a 95.1% increase from 26,449 x 2 Mbps circuits at the end of 2003.

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

Unicom Group’s cellular networks, our cellular networks and our long distance networks interconnect with the fixed telephone networks of China Telecom, China Netcom and China Railcom.  Unicom Group’s cellular networks and our cellular networks also interconnect with China Mobile’s cellular networks.  Our Internet network interconnects with the Internet networks of China Telecom and China Netcom.  Although we continue to encounter some difficulties in the execution of our interconnection arrangements with other operators in some service areas, the situation improved in 2004 due to improved regulatory supervision by the Chinese government in this area.

In October 2003, the MII issued regulations relating to settlement between telecommunications networks.  These new regulations contain provisions regarding revenue sharing methods and settlement mechanisms for interconnection arrangements between us and other operators.  These interconnection arrangements under the new regulations are described in “- Regulatory and Related Matters - Interconnection Arrangements” below.

Unicom Group entered into interconnection arrangements with China Telecom, China Netcom and China Mobile with the following agreements, which equally apply to us.

•                                          Framework interconnection and settlement agreement between Unicom Group and the former China Telecom, dated September 30, 2001, the rights and obligations of which were divided and continued after the former China Telecom was split into China Telecom and China Netcom pursuant to an agreement among Unicom Group, China Telecom and China Netcom, dated April 23, 2003.  These interconnection and settlement arrangements with China Telecom and China Netcom were superseded by the interconnection and settlement agreement between Unicom Group and China Telecom, dated March 29, 2004 and the interconnection and settlement agreement between Unicom Group and China Netcom, dated April 2, 2004.  The 2004 agreements contained more detailed provisions relating to interconnection quality, pursuant to new MII directives in this area.

•                                          Agreement between Unicom Group, China Telecom and China Netcom, relating to the continuation and division of rights and obligations of the parties under Unicom Group’s prior interconnection agreement with the former China Telecom, dated April 23, 2003.

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

•                                          Agreement between Unicom Group and China Mobile regarding the mutual provision of open service platforms, dated November 5, 2003.

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

•                                          Interconnection and settlement agreement between Unicom Group and China Telecom relating to the provision of point-to-point SMS services between Unicom Group’s and China Telecom’s networks, dated October 10, 2004.

•                                          Interconnection and settlement agreement between Unicom Group and China Netcom relating to the provision of point-to-point SMS services between Unicom Group’s and China Netcom’s networks, dated October 11, 2004.

See “B. Related Party Transactions – Provision of Ongoing Telecommunications and Ancillary Services and Premises – CDMA Interconnection and Roaming Arrangements” under Item 7 below for the interconnection and settlement arrangements between Unicom Group and us.

Roaming

We have entered into roaming arrangements with Unicom Group.  In addition, as of December 31, 2004, our cellular subscribers can roam on cellular networks in Europe, North America and other Asian countries and regions through Unicom Group’s international roaming agreements with 211 GSM operators in 101 countries and regions and 15 CDMA operators in 12 countries and regions.  Unicom Group has agreed to arrange for us to participate in its future international roaming arrangements.

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

The following table is a summary of roaming settlement between Unicom Group and us:

	Roaming Tariff	Paid to Unicom Group	Retained by Us
For our subscribers roaming on Unicom Group’s networks
GSM pre-paid users (RMB/minute)	0.60	0.40	0.20
GSM post-paid users (RMB/minute)	0.60	0.40	0.20
CDMA users (RMB/minute)	0.60	0.40	0.20

	Roaming Tariff	Paid to Us	Retained by Unicom Group
For Unicom Group’s subscribers roaming on our networks
GSM pre-paid users (RMB/minute)	0.60	0.56	0.04
GSM post-paid users (RMB/minute)	0.60	0.56	0.04
CDMA users (RMB/minute)	0.60	0.56	0.04

With respect to international roaming, we settle roaming revenue with international operators through Unicom Group in accordance with roaming agreements between Unicom Group and each of the international operators.

See “B. Related Party Transactions – Provision of Ongoing Telecommunications and Ancillary Services and Premises – Roaming Arrangements” under Item 7 below for further information regarding the roaming arrangements between Unicom Group and us.

Networks

We operate an advanced network system to support our integrated operations.  The backbone of the system is a nationwide fiber optic transmission network, which serves as the common platform for our cellular, long distance, data and Internet networks.  In addition, we continue to develop management and network support systems to enhance the quality and reliability of our networks and improve our customer service and operating efficiency.  We generally utilize a centralized network planning and equipment selection process, which ensures uniform nationwide design and network compatibility.

Transmission Network

We own and operate an advanced nationwide fiber optic transmission network (except for the Tibet autonomous region, in which we lease capacity from other operators).  As of December 31, 2004, our fiber optic transmission network reached 326 cities with a total cable length of approximately 712,000 km, of which fiber optic backbone transmission network accounted for approximately 122,000 km.

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

Concurrent with the construction and expansion of our domestic backbone transmission network, we also seek to expand our international bandwidth.  Through our participation in the Asia Pacific Cable Network No. 2 Project (APCN 2), a trans-pacific submarine cable project that connects major countries and regions in eastern Asia and southeastern Asia and links them to North America through Japan, and our membership in the US-Japan Sub-marine Cable Organization, we are linked with 11 operators in Japan, U.S., South Korea, Singapore and Taiwan with 155x30 Mbps capacity.  We also lease 3669 Mbps of international broadband transmission capacity.  We have also opened transmission lines on land with the main operators in Hong Kong and Macau, with 15 Gbps and 622 Mbps of transmission capacity.  As of the end of 2004, we have 20 Gbps of international broadband transmission capacity.  In addition, we have established fiber-optic interconnections among China, Mongolia and Russia, between China and North Korea and between China and Russia, with transmission capacity of 622Mbps, 622Mbps and 2.5Gbps, respectively.

As of March 31, 2005, our metropolitan area networks cover 341 cities throughout China, with a total length of approximately 681,000 km.  These networks provide a unified, high-speed local transmission platform for our cellular, data and Internet services.

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

GSM Cellular Networks.  The following table sets forth selected information regarding our GSM cellular networks in our service areas as of the dates indicated.

	As of December 31,
	2002	2003	2004
Network subscriber capacity (in thousands of subscribers)	60,920	68,050	84,552
Base stations	48,111	56,653	81,819
Base station controllers	1,197	1,345	1,653
Mobile switching centers	405	426	493

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

CDMA Cellular Network.  Unicom Group completed the construction of the first phase of its nationwide CDMA network at the end of 2001.  The first phase of the CDMA network has a total capacity of 15.62 million subscribers in our service areas.  In 2003, Unicom Group completed the second phase of the CDMA network construction, which added an additional capacity of 20.69 million subscribers nationwide and included the upgrade of the network to CDMA 1X technology.  The CDMA networks constructed in the second phase did not share as much infrastructure with the GSM network.  Wireless data services that utilize CDMA 1X technology were introduced in major cities in our cellular service areas in March 2003.  In 2004, Unicom Group substantially completed the third phase of the CDMA network construction, adding an additional capacity of approximately 36.23 million subscribers nationwide and significantly improving the coverage and quality of the CDMA network.  We lease CDMA network capacity in our cellular service areas and have the exclusive right to operate its network in those areas.  We have the right to use 10x2 MHz of spectrum in the 800 MHz frequency band for our CDMA services.

Long Distance, Data and Internet Networks

By the end of 2004, our public switched long distance network reached 332 cities, while the coverage of our Internet networks, including our IP telephony networks, included approximately 330 cities throughout China.

Long Distance Network.  Our long distance network is supported by a nationwide billing system and an intelligent network, which allows us to provide multiple services.  Our cellular subscribers can access these services directly through our cellular networks, but our other customers typically access our long distance telephony, IP telephony and Internet services through the public switched telephone networks of China Telecom and China Netcom.  As of December 31, 2004, the total network capacity for our IP telephony services reached 22,422E1, or a voice capacity of 20 billion minutes per year.  E1 is the European format for digital transmission and carries signals at 2Mbps.

Data and Internet Networks.  Our broadband data and Internet networks utilize a unified IP and ATM design, which is particularly suited for real-time, multimedia applications such as video and voice.  ATM switches perform high-speed switching of voice and data traffic and minimize time delay and congestion.  They can also prioritize applications that least tolerate time delay, such as telephony and video, over less time-sensitive applications such as e-mails and file transfer.  As of December 31, 2004, the international and domestic interconnection bandwidths have reached 3.34Gbps and 14.88Gbps, respectively.

Internet Network.  Our Internet network, branded as “Uninet”, is also centrally designed and has a nationwide uniform architecture.  It is supported by a nationwide, advanced billing system that facilitates roaming access and delivery of virtual ISP services and other value added services.

Broadband Video Network.  Our broadband video network utilizes the H.323 technological standard and two-tier network structure.  H.323 is a widely used multi-media conferencing protocol approved by the International Telecommunications Union.  As of December 31, 2004, it can provide video conference and video telephone services and currently reaches 330 cities nationwide as well as the United States and Hong Kong.

Integrated Access Networks.  We believe that the key to the success of our data services is our ability to offer integrated access to customers’ premises.  We are building integrated access networks in many cities throughout China.  We focus the construction of our access networks on linking major office buildings to our metropolitan area transmission networks.  We rely mainly on fiber optic cables to link office buildings to our networks and have offered narrow-band wireless access at the 3.5 GHz frequency band in approximately 23 provincial capitals and 14 provinces.

Integrated Management and Network Support Systems

We have developed various management and network support systems to support our various networks.  Our customer service, billing and settlement systems are integrated into a single system.  In addition, we are in the process of developing an integrated information and management system (UNI-IT), which includes management support systems (MSS), business support system (BSS) and enterprise resource planning systems (ERP).

Marketing, Sales and Distribution

We centrally plan our nationwide marketing and sales strategies, but the implementation of these strategies is carried out at the provincial level by operating branches tailored to their specific markets.  In 2004, we focused on the concept of “effective growth” by pursuing earning-driven and cost-effective marketing and sales strategies.

Marketing

We focus on developing a strong brand image for our company that conveys our strengths in high quality and comprehensive services, nationwide coverage, integrated offerings, advanced technology and customer focus.  We market all of our services under the China Unicom brand name.  We emphasized brand management in 2004, by developing a customer-oriented branding system based on our product profile so as to standardize our operations and ensure consistency in our promotional activities.

Our marketing strategy utilizes our image as an integrated telecommunications service provider and leverages on our integrated services and nationwide sales and distribution network.  By using direct sales forces and sale agents and active market analysis and through service centers, large department stores and chain stores, our marketing strategy can be targeted at different customer segments and tailored according the demands of different markets, enabling us to timely adjust our services.  In addition, we also seek to enter into strategic alliances in order to further expand the breath and depth of our marketing and sales efforts.  In September 2004, we entered into a wireless Internet joint marketing agreement with Intel, HP, IBM, Lenovo and Digital China to develop the industry value chain for our “U-Net” services based on the CDMA 1X network.

We seek to formulate effective marketing strategies through customer relations management and analysis of customer segmentation, customer demand and consumption trends.

Cellular services:  We promote our CDMA services as cellular services with such advantages as better voice quality, better security, lower handset radio transmitting power and, in the case of CDMA 1X services, high data transmission rates and comprehensive value added wireless data services.  In 2004, we focused on developing the CDMA industry value chain.  Under the principle of “open, cooperate and win-win”, we strengthened support for and streamlined our relationship with service and content providers.  We have also adopted the policy to centralize our purchasing of the “Cool Phone” handsets and certain other models of CDMA handsets in an attempt to lower the entry barrier of our CDMA services caused by high handset price and make the CDMA services more attractive and affordable to the mass market.  In addition, our CDMA-1X services continued to develop.  By offering trial packages of the CDMA-1X services and requiring users of our promotional packages to have a minimum monthly spending on value-added services, we promoted usage of the CDMA-1X wireless data service.

We also continued to expand the subscriber base for our GSM services, which is mainly based on voice and SMS services.  Our marketing strategies for GSM services focused on the continued development of the voice and SMS services as well as promoting the “Cool Ring Tong” service and the “Music Street” service.

Recognizing the importance and the needs of our institutional customers and utilizing our advantages of being an integrated telecommunications operator, we formulated marketing strategies for our cellular services that were specific to our institutional customers.  In 2004, we emphasized the development of advanced and customized industrial applications for our institutional customers.  By offering industrial solutions, our business extended from the provision of basic telecommunications services to comprehensive information services. For example, we launched several industry-specific applications based on the CDMA-1X network, including “Unicom Horizon Police Application”, “Unicom Horizon Maritime Application” and “Stock-in-Palm”.

In 2004, we consolidated our brands of wireless data value-added services under one uniform brand, “uni”, and aimed to build it into a new media portal brand for content consumption, with emphases on “entertainment”, “life” and “commerce”.  Meanwhile, the “U-Net” brand was positioned to be a high-end brand for wireless Internet access for laptop users.

In addition we have started promoting the following customer-oriented cellular services brands in 2004: (i) “Ruyi Tong”, which is designed for the mass market and features voice services on either the GSM or the CDMA network, the “uni-Info” value-added services and SMS services, (ii) “New Horizon”, which targets mid- to high-end users as well as institutional and business customers, offering CDMA-based voice services, the “uni” value-added services and industry-specific applications, (iii) “Worldwind”, which features dual-mode voice services and the “uni” services, and (iv) “UP New Power”, which is designed for the youth market, with either GSM- or CDMA-based voice services, SMS services as well as the “uni-Wap” value-added services.  We believe that development of these customer oriented service brands will help us adapt to the changing market condition and improve customer loyalty.

Long distance, data and Internet services:  In 2004, we focused on institutional customers, including financial institutions, large corporations, multi-national corporations, government entities and Internet service providers and Internet content providers, in order to provide them “one-stop” solutions.  For example, we provided integrated long-distance, Internet and data services under the “Uni-One” brand to institutional customers.  Our marketing efforts with respect to retail customers included the marketing of co-branded long distance telephony cards.  Under these arrangements, our institutional partners purchased such cards from us and distributed the cards to their employees or customers, thereby facilitating the sale of our long distance telephony services.  We have also focused on the marketing of our long distance, Internet and data services to our existing cellular customers, as well as coordinating the marketing of these services with the marketing efforts of our cellular services.

Service Bundling and Cross-Marketing:  A key element of our sales and distribution strategy is to promote our strengths as a provider of a broad range of integrated services.  This strategy is implemented by our service centers, independent sales agents and direct sales forces, which distribute and support our various product offerings.  For example, we cross-sell our long distance services to our cellular subscribers.  In addition, based on the specific demands of our industry and institution clients, we provide customized communications solutions by bundling VPN, IP telephony, “Uni-Video” broadband video-telephony and “Uninet” services.

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

Distribution Network:  We have a diversified distribution network comprising self-owned sales outlets, agent/distributor sales outlets and direct sales forces.  We distribute our services to our individual customers through our self-owned sales outlets as well as other retail outlets.  We distribute our services to large customers through our direct sales forces and agents.  We have developed a nationwide distribution network of service centers and retail outlets, of which only a small portion are owned by us and the others are owned by independent agents or distributors.  As of December 31, 2004, we had a total of approximately 80,300 sales outlets, of which over 5,600 were self-owned.  These service centers and retail outlets distribute our cellular, long distance, data and Internet services and provide post-sales services such as customer inquiry, customer complaint and collections.  We generally maintain a flat distribution structure, but utilize a multi-level distribution system in some service areas, in which our top-level distributors further distribute to lower level distributors and sales agents.  In 2004, we have reduced the levels of such distribution system to control distribution costs.  We have also established direct sales and customer service teams at various levels to conduct one-on-one sales to high-usage institutional customers.  These direct sales and customer service teams’ focus is to utilize our cellular, domestic and international long distance, data and Internet services as integrated telecommunications services in order to provide differentiated and comprehensive solutions for our customers.  In 2004, we also expanded the use of new distribution channels such as Internet and telephone marketing.

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

Customer Service

We provide specialized, differentiated and “one-stop” services to our customers, based on the customer service resources of Unicom Group.  Our customer care and service centers in each service area can be accessed by our customers by dialing a nationwide hotline number “10010”.  Our customer service system is a unified platform providing customer services for all of our businesses.  This system is based on the paging centers, and also relies on other systems, including operations, billing, account management and network management.  This integrated system allows us to provide personalized and diversified services through customer service representatives or automated systems, including service inquiry, billing inquiry, response to customer complaints and suggestions, service initiation and termination, payment reminder services and emergency services, to different types of customers on a 24-hour basis.  Our customers can access our customer services through various means, including telephone calls, faxes, e-mails and SMSs.  To better serve our customers, we provide such value-added services as 10011 bill inquiry hotline, 10018 club member service hotline, 13010199999 international roaming service hotline, bill payment through commercial banks, free copies of detailed statements, Internet account inquiry, a single rechargeable card for all of our services and mobile service centers in remote areas of China.  To better meet market demand, we continue to seek innovation in our customer services, in order to provide more pro-active, comprehensive and targeted customer services.

In addition, we also analyze our customer segments in detail, and tailor our services to the requirements of different customer segments.  While we are focused on retention of our retail customers, we pay regular visits and provide one-on-one personalized services to our institutional customers and VIP customers and, through “customer clubs”, provide high-quality and differentiated services for high-net-worth individual customers and important institutional customers.  For mass-market customers, we offer standardized services that aim at enhancing customer experience.  In 2004, we launched the “Satisfaction at Unicom” campaign, which aimed at further improving customer satisfaction and promoting our corporate image.

We emphasize customer service and customer relations management and have taken various measures to improve customer satisfaction.  Such measures include establishing and improving the customer service network, standardizing the content, manner and criteria of service and improving training of customer service representatives.  We established our customer service workflow using a consistent set of standards in order to timely resolve problems for our customers.  We have also strengthened our analysis and research of customer consumption behavior, consumption cycle and satisfaction levels in order to understand their consumption pattern and influence their consumption trend.

Billing and Collection

We are able to leverage our strengths as an integrated service provider to offer integrated billing and collection services.  For example, we provide our business customers a single bill covering multiple services for ease of payment.  We also integrate the billing systems for different services and distribute unified recharge cards that can be used to recharge various pre-paid services, including pre-paid cellular services, long distance telephony services and Internet dial-up services.  Our billing system can distinguish between customers based on the marketing method and service package plans applicable to each customer.  These additional functions would allow us to analyze customer data in more detail, thereby improving our ability to analyze the age of our accounts and control bad debts.  The following table sets forth our billing and collection methods for each of our business segments:

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

Bad Debt Controls

Cellular Services.  Post-paid subscribers must register with us before they can begin using our cellular services.  Customer registration allows us to better manage customer credit.  If subscribers do not pay their bills on time, we charge a late fee and will either call or send SMSs to the delinquent subscribers to remind them to pay.  We generally suspend a post-paid subscriber’s account if the account is more than 30 days overdue and terminate the account if it is overdue for more than three months after that.  When an account is terminated, we will seek other remedies to collect the overdue payment, including personal visits to the subscriber to collect payments or taking legal actions.  At the same time, we encourage our subscribers to pre-deposit service charges with us, to be deducted against charges incurred in the future, or use our pre-paid services.  In 2004, we began developing a customer’s credit management system at the provincial branch level to enhance verification of the personal information of new subscribers and tighten credit control for new subscribers.  We believe these measures will improve our bad debt control.

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

Research and Development

We focus on technology innovation in coordination with the various business departments, in order to provide technical support to the development of our various businesses.  In July 2004, our first technology invention patent, “the CDMA R-UIM technology for the CDMA cellular communication network”, was granted approval by the State Intellectual Properties Bureau of the PRC.  Major projects of our research and development efforts in 2004 include:

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

•                                          the investigation into coordinated development of the GSM and CDMA networks and the transition to next-generation networks, including the development and testing of GSM and CDMA dual-mode handset, the testing of GSM and CDMA commercial networks, the testing of the enhanced CDMAIX network technology and other research and development of new technologies; and

•                                          the development of new businesses, including CDMA 1X network mobile IP business, support for selected institutional users of our dedicated ATM line services and new applications for institutional customers.

Competition

The Chinese telecommunications market has six basic telecommunications service providers – China Telecom, Unicom Group, China Mobile, China Netcom, China Satcom and China Railcom – and thousands of value-added service providers.  As a relatively new entrant into this competitive landscape, we believe we owe our recent development to the following:

•                                          Integrated service offerings and a uniform and advanced telecommunications network – We offer integrated cellular, domestic and international long distance, data and Internet services, and have a nationwide, uniform communications network that support voice, data and Internet communications and allow us to provide integrated services to our customers and utilize our network resources in a cost-effective manner.

•                                          Advanced technologies – CDMA technology offers high bandwidth utilization, better voice quality, high data transmission capabilities, better security, lower handset radio transmitting power, and can cost-effectively and timely transition to 3G cellular telecommunications.  We are the only provider for CDMA services in 30 provinces, municipalities and autonomous regions in China, and our CDMA network has been upgraded to CDMA 1X technology, which has higher data transmission capabilities.  Our GSM services utilize 2G technology that is widely accepted internationally and we believe our GSM network coverage and voice quality meet international standards.  Our uniform network platform (Unione) utilizes ATM+IP technology solutions to offer quality support to our voice, data, Internet, video conference, video telephony and mobile data services.

•                                          Unique service offerings – Through our advanced integrated network platform and the implementation of our innovative marketing strategies, we introduced “Worldwind” CDMA and GSM dual-mode cellular services and a series of value-added services such as CDMA 1X data services, “Uni-Video” services and “Ruyi Mailbox” services, in order to satisfy the differentiated demand of our various customer segments.

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

•                                          Financial resources – Comparing to the dominant operators, our capital scale is relatively small, our debt ratio is relatively high, and our share of the market operating revenue and profit is relatively low.

•                                          Network coverage and network number resources – While we have made significant improvements in network construction in recent years, network coverage in certain areas still need improvement.  In addition, we do not have sufficient network number resources, which has affected the development of our PSTN long distance telephony, IP telephony, data and Internet services.

Cellular Competition

Our main competitor in the cellular communications business is China Mobile.  China Mobile continues to have competitive advantages over us in brand name, market share, financial resources and network management experience.  To compete against China Mobile, we continue to improve our network coverage and voice quality, enhance network quality, develop value-added services (such as our CDMA 1X wireless data services), improve customer service and customize our package service plans to meet our various subscribers’ specific needs.  We also seek to leverage our position as a fully integrated telecommunications operator to provide “one-stop” telecommunications solutions for our subscribers.  In addition, we seek to compete against China Mobile’s GPRS wireless data services by the development of our CDMA 1X wireless data services, which offers such advantages as better voice quality, better security, high data transmission rates and comprehensive value-added wireless data services.

Our cellular services also compete with the wireless local communications services of China Telecom and China Netcom, known as “Little Smart”, which are based on their fixed line networks and primarily utilize PHS technology.  These services were previously offered primarily in small- to medium-sized cities, but have been introduced in most cities nationwide.  The “Little Smart” services reportedly have attracted a substantial subscriber base in China and compete with us mostly in the lower end of the cellular market.  Although many cellular users use “Little Smart” services as a supplement, rather than an alternative, to their existing cellular services, the availability of “Little Smart” services has reduced the overall usage volume of our cellular services.  The main advantage of “Little Smart” services is their lower tariff rates.  However, they generally have limited network coverage and roaming capability.

Since the launch of our CDMA cellular services in 2002, we have pursued a strategy of coordinated development of our GSM and CDMA cellular businesses.  While our GSM cellular business focuses on the mass market, with customers who are more price-sensitive and require basic voice and message services, our CDMA services primarily focuses on customers who require voice and data services and place a premium on high-technology, high-speed and high-security services.  Accordingly, usage fees and package service plans for our CDMA cellular services are generally higher than those for our GSM cellular services. In 2004, most of our CDMA new subscribers were users migrating from the GSM services of our competitor, first-time cellular users, and users who previously subscribed to our CDMA services.

Long Distance Telephony Competition

The Chinese government restructured the fixed line incumbent China Telecom in 2002.  Pursuant to the restructuring, the telecommunications assets of the former China Telecom in 10 northern provinces in China were split off in May 2002 and merged with CNCL and Jitong to form China Netcom.  China Telecom retained the telecommunications assets in the remaining 21 provinces and the brand name of “China Telecom”.  Currently, both China Netcom and China Telecom provide fixed line telecommunications services.  In addition, China Railcom is also licensed to provide public switched long distance services in China and launched its long distance services in China in 2001.

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

We started to provide public switched long distance telephony services in 2000 and reached a market share of 12.7% in terms of total outgoing long distance call minutes in 2004.  Since our network has been constructed recently and is equipped with the latest technology and advanced features, it enables us to offer a variety of high-quality services.  Our long distance telephony services are also supported by a centralized billing system.  Our services are hindered by our lack of fixed line telephone number resources.

Our IP telephony services currently face intense competition from China Telecom, China Netcom, China Mobile, China Railcom and China Satcom.  Currently, China Telecom and China Netcom are the market leaders in their respective service areas.  Since the MII deregulated the tariffs of this market in 2001, competition in this market has been intensifying.

Data and Internet Competition

China Telecom, China Netcom and China Railcom are our major competitors in the data services business in their respective service areas.  Other competitors include China Satcom.  While China Telecom, China Netcom, China Railcom, China Mobile, China Satcom and we are the only Internet backbone operators in China, there are many retail Internet service providers throughout China.  China Telecom and China Netcom have leading positions in the Internet access market and are the largest wholesale Internet service providers in their respective service areas.  Our data and Internet networks have nationwide access, which offers convenience and flexibility to our institutional customers, whereas the respective networks of China Telecom and China Netcom only extend to their respective service areas.  We have obtained approval to operate and franchise a nationwide chain of Internet cafes and, to date, have opened a number of upscale Internet cafes in several cities.

The advanced features and design of our backbone network allow us to provide nationwide high quality virtual private network services, which are specifically tailored to the high-usage corporate customers and retail Internet service providers that we target.  We are also building advanced metropolitan area networks and integrated access networks that allow us to connect to key commercial buildings throughout China.  We also continue to cooperate with medium- to small-sized Internet service providers and other companies that have broadband access to concentrated residential areas to expand our broadband services.

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

Entry into the Industry

The Telecommunications Regulations adopt the existing regulatory distinction between basic and value added telecommunication services.  An addendum to the Telecommunications Regulations sub-categorizes basic and value added telecommunication services.  In February 2003, the MII revised the addendum to the Telecommunications Regulations; and the revised addendum took effect in April 2003.  Basic telecommunications services include, among others, fixed line local and domestic long distance telephony services, international telecommunications services, IP telephony services, mobile voice and data services, Internet and other public data transmission services, lease or sale of network elements, and paging services.  Value added telecommunications services include, among others, e-mail, voice mail, electronic data interchange, Internet access, Internet content and video conferencing services.  Providers of any basic telecommunications services as well as providers of value added services in two or more provinces autonomous regions and municipalities in China must apply for licenses from the MII.  Licenses for basic telecommunications services will be granted through a tendering process.

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

Since July 1, 2002, the standard spectrum usage fees for GSM networks and CDMA networks has been charged at the annual rate of RMB15 million per MHz of frequency per year (upward and downward frequencies are charged separately) progressively over a period of three years and a period of five years, respectively.  The current allocation of spectrum usage fees between Unicom Group and us based on the number of subscribers remains unchanged.

The MII is also responsible for the administration of network number resources within China, including cellular network numbers and subscriber numbers.  In January 2003, it issued the Administrative Rules for Telecommunications Network Numbers, which took effect on March 1, 2003.  According to these rules, the telecommunications network number resources are properties of the Chinese government, and the use of number resources by any telecommunications operator is subject to the approval of MII.   Users of number resources, including us, are required to pay a usage fee to the Chinese government.  The rules also provide for procedures for application for the use, upgrade and adjustment of number resources by telecommunications operators.

In December 2004, the MII, the Ministry of Finance and the National Development and Reform Commission jointly issued the Provisional Administrative Measures with respect to the Collection of the Usage Fee of Telecommunications Network Number Resources, under which telecommunications companies are required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter starting from 2005.  Under these provisional measures, mobile telecommunications companies are required to pay an annual usage fee of RMB12 million for each network number. In addition, we are also required to pay usage fees for certain other network numbers totaling approximately RMB6 million a year.  We are required to start paying usage fees in 2005.

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

In June 2004, the MII and the National Development and Reform Commission jointly issued a notice aimed at further strengthening the regulatory oversight of telecommunications tariffs.  The notice requires telecommunications services providers to strengthen their internal control and management of tariff setting activities.  Specifically, the notice requires services providers to strictly comply with the relevant government regulation relating to the procedures for the approval and registration of telecommunications tariffs.

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

The following table sets forth our interconnection revenue sharing and settlement arrangements with fixed line operators and China Mobile for local calls after the regulatory adjustment in 2003.

Network from which calls originated	Network at which calls terminated	Settlement Arrangement (under 2003 regulations)

Unicom’s cellular network	Fixed line operators’ public fixed line network	(1) Unicom collects the local cellular usage charge from its subscribers (2) Unicom pays RMB0.06 per minute to fixed line operators

Fixed line operators’ public fixed line network	Unicom’s cellular network	No revenue sharing or settlement

Unicom’s cellular network	China Mobile’s cellular network	(1) Each of Unicom and China Mobile collects the cellular usage charge from its subscribers (2) Unicom pays RMB0.06 per minute to China Mobile

China Mobile’s cellular network	Unicom’s cellular network	(1) Each of Unicom and China Mobile collects the cellular usage charge from its subscribers (2) China Mobile pays RMB0.06 per minute to Unicom

The following table sets forth our interconnection revenue sharing and settlement arrangement with fixed line operators and China Mobile for domestic long distance calls after the regulatory adjustment in 2003.

Network from which calls originated	Network at which calls terminated	Settlement Arrangement (under 2003 regulations)

Unicom’s cellular network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of such fixed line operator

(1) Unicom collects the domestic long distance tariff and local call tariff from its subscribers
(2) Unicom keeps RMB0.06 per minute and pays the rest of the domestic long distance tariff to fixed line operators

Unicom’s cellular network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of Unicom

(1) Unicom collects the domestic long distance tariff and local call tariff from its subscribers
(2) Unicom pays RMB0.06 per minute to fixed line operators, and keeps the rest of the domestic long distance tariff

Fixed line operators’ public fixed line network at area A	Unicom’s cellular network at area B, if through the long distance network of Unicom	(1) Fixed line operators collect the domestic long distance tariff from their subscribers (2) Fixed line operators keep RMB0.06 per minute and pay the rest to Unicom

Fixed line operators’ public fixed line network at area A	Unicom’s cellular network at area B, if through the long distance network of such fixed line operator	(1) Fixed line operators collect the domestic long distance tariff from their subscribers. (2) Fixed line operators pay RMB0.06 per minute to Unicom and keep the rest

Fixed line operators’ public fixed line network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of Unicom

(1) Fixed line operators on the originating end collect the domestic long distance tariff from their subscribers
(2) Fixed line operators keep RMB0.06 per minute and pay the rest to Unicom
(3) Unicom then pays RMB0.06 per minute to fixed line operators on the receiving end

Unicom’s cellular network at area A	China Mobile’s cellular network at area B, if through the long distance network of China Mobile

(1) Unicom collects the domestic long distance tariff and local call tariff from its subscribers
(2) Unicom keeps RMB0.06 per minute and pays the rest of the domestic long distance tariff to China Mobile

China Mobile’s cellular network at area A	Unicom’s cellular network at area B, if through the long distance network of Unicom

(1) China Mobile collects the domestic long distance tariff and local call tariff from its subscribers
(2) China Mobile keeps RMB0.06 per minute and pays the rest of the domestic long distance tariff to Unicom

The following table sets forth our interconnection revenue sharing and settlement arrangement with fixed line operators for international long distance calls through their international gateways after the regulatory adjustment in 2003.

Type of calls	Settlement Arrangements (under 2003 regulations)

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

Incoming calls to Unicom’s cellular network, if through the international long distance network of fixed line operators	(1) Unicom receives RMB0.06 or RMB0.54 per minute from fixed line operators (depending on whether through Unicom’s domestic long distance network)

The following table sets forth our interconnection revenue sharing and settlement arrangements with other operators for IP telephony long distance calls through our network after the regulating adjustment in 2003.

Network from which calls originated	Network at which calls terminated	Settlement Arrangement (under 2003 regulations)
Unicom’s cellular network at area A	Other operators’ public telecommunications network at area B (if through Unicom’s IP telephony network)	(1) Unicom collects the IP telephony long distance charges and local call tariff from its subscribers (2) Unicom pays RMB0.06 per minute to other operators on the receiving end

Other operators’ public telecommunications network at area A	Other operators’ public telecommunications network at area B (if through Unicom’s IP telephony network)

(1) Unicom collects the IP telephony long distance charges from its subscribers
(2) Unicom pays RMB0.06 per minute to other operators on the receiving end
(3) No settlement between Unicom and other operators on the originating end

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

The MII has recently required major Chinese telecommunication service providers, including Unicom Group, to participate a project to provide telecommunications services in a number of remote villages in certain designated provinces in China as transitional measures prior to the formalization of a universal service obligation framework. The MII and other relevant government authorities are still in the process of finalizing the detailed regulations relating to the provision of such universal services.  Such regulations, if promulgated, may require us to incur significant relevant expenses to fulfill our universal service obligations and therefore could materially adversely affect our financial condition and results of operations.

See “D. Risk Factors — Risks Relating to the Overall Telecommunications Industry in China — The Chinese government may require us, along with other telecommunication service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.” Under Item 3.

Capital Investment

On July 16, 2004, the State Council promulgated, effective immediately, the Decision on Reform of Investment System, or the Investment Reform Decision, which significantly modified the government approval process for major investment projects in China.  The Investment Reform Decision eliminated the government approval requirements for investment projects that do not involve direct government funding unless the investment projects are in the restricted sectors specified in the annually adjusted catalogue released by the State Council.  The 2004 catalogue, which was attached as an annex to the Investment Reform Decision, sets forth approval requirements for individual investment projects in restricted sectors.  Within the telecommunications sector, the investment projects that require the approval of the National Development and Reform Commission include:

•                                          domestic backbone transmission networks (including broadcasting and television networks);

•                                          international telecommunications transmission circuits;

•                                          international gateways;

•                                          international telecommunications facilities for dedicated telecommunications networks; and

•                                          other telecommunications infrastructure projects involving information security.

Others

As a company with substantially all of our operations in China, we, along with our controlling shareholder, Unicom Group, are subject to various regulations of the PRC government in addition to those regulating the telecommunications industry.  PRC regulatory authorities, such as the State Bureau of Taxation, National Audit Office, State Administration of Industry and Commerce and local price bureaus, exercise extensive control over various aspects of our businesses and conduct various regular inspections, examinations and/or audits on us and Unicom Group.  As required by the relevant PRC laws and regulations, Unicom Group, as one of the key State-owned enterprises under the direct supervision of the SASAC, is also subject to routine audits by the National Audit Office, or the NAO, including the senior management departure audit which involves a review by the NAO of the economic responsibilities of a departing senior management member of Unicom Group.

In 2004, the NAO conducted a senior management departure audit of Unicom Group after the resignation of Mr. Yang Xian Zu, Unicom Group’s former Chairman, in 2003.  We understand that the results of that audit had no material adverse effect on our company.

As a result of the resignation of Mr. Wang Jianzhou, Unicom Group’s former Chairman, in 2004, the NAO is currently conducting another senior management departure audit of Unicom Group.  As this NAO audit has not yet been completed, we cannot predict at this time the results of this audit or the extent of its possible effect on our company.

In addition, as our controlling shareholder, Unicom Group under the direct supervision of SASAC, SASAC has an indirect influence over us.  In particular, SASAC may designate certain nominees and request Unicom Group to propose the appointment of such nominees as our directors and senior management; SASAC may also request Unicom Group to remove our directors and senior management in accordance with relevant procedures provided by law and our articles of association.

C.                                    Organizational Structure

We are incorporated in Hong Kong and are 77.37% indirectly owned by the Unicom Group and 22.63% owned by public shareholders as of May 31, 2005.  See “A. History and Development of the Company” under Item 4.  Set forth below are details of our significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership Interest
China Unicom Corporation Limited	China	100%
Unicom New World Telecommunications Corporation Limited *	China	100%
China Unicom International Limited	Hong Kong SAR	100%
China Unicom (Macau) Company Limited	Macau SAR	100%

*                  Held through Unicom New World (BVI) Limited, our direct wholly-owned subsidiary.

D.                                    Properties

Our principal executive offices are located in Hong Kong.  We also maintain executive offices in Beijing.  We own and lease a large number of offices, retail outlets, equipment rooms and base stations throughout China.  For some of those properties we own or operate on, we have not obtained land use rights certificates or building ownership certificates.  In some cases, we have not entered into formal lease agreements with the lessors or the lessors do not possess requisite title certificates.  We believe that it is unlikely that we would be denied our right to use a large number of these properties at any given time.  Our controlling shareholder, Unicom Group, has agreed to indemnify us against any loss or damages incurred by us that are caused by or arising from any challenge of, or interference with, our right to use these properties.

Item 5.  Operating and Financial Review and Prospects

You should read the following discussion and analysis together with the selected financial data set forth in Item 3 and the consolidated financial statements included in this annual report.  The financial statements have been prepared in accordance with HK GAAP, which differs in certain respects from US GAAP.  Note 40 to the consolidated financial statements summarizes the nature and effects of significant differences between HK GAAP and US GAAP as they relate to our financial statements and provides a reconciliation to US GAAP of our net income and shareholders’ equity.  In addition, Note 40 to our consolidated financial statements includes our condensed consolidated financial information prepared and presented in accordance with US GAAP for the relevant periods.  Our consolidated financial statements present, and the discussion and analysis under this Item 5 pertain to, our consolidated financial position and results of operations as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004.  On December 31, 2002 and 2003, we completed the acquisition of Unicom New Century from Unicom Group, and the acquisition of Unicom New World from Unicom Group and sale of Guoxin Paging to Unicom Group, respectively.

Our consolidated financial statements as of and for the year ended December 31, 2004 reflect the results of operations of both Unicom New Century (which was merged into CUCL in July 2004) and Unicom New World, but do not include the results of operations of Guoxin Paging.  Our consolidated financial statements for the year ended December 31, 2003 reflect the results of operations of Unicom New Century and Guoxin Paging but do not include the results of operations of Unicom New World.  Our consolidated year ended December 31, 2002 do not include the results of operations of Unicom New Century.  In addition, in September 2004, we completed the acquisition of Unicom International from Unicom Group.  Accordingly, the operating results of Unicom International for the period from the effective date of the acquisition to December 31, 2004 have been included in our consolidated statement of income for the year ended December 31, 2004.  See “-Acquisitions of Unicom New Century, Unicom New World and Unicom International and the Sale of Guoxin Paging” below.

Overview

We are an integrated provider of telecommunications services in China and offer a wide range of telecommunications services, including the following, which also constitute our major operating segments:

•                                          GSM cellular service in 21 provinces, 5 autonomous regions and 4 municipalities;

•                                          CDMA cellular service in 21 provinces, 5 autonomous regions and 4 municipalities;

•                                          Public switched international and domestic long distance service nationwide in China; and

•                                          IP telephony based international and domestic long distance and data and Internet services nationwide in China.

The table below sets forth operating revenue from our major businesses and the respective percentage of our total operating revenue in 2002, 2003 and 2004.

	For the year ended December 31,
	2002		2003		2004
	RMB in millions	% of Total Operating Revenue	RMB in millions	% of Total Operating Revenue	RMB in millions	% of Total Operating Revenue
Total operating revenue	40,577	100.0%	67,636	100.0%	79,332	100.0%
Total service revenue	38,333	94.5%	64,040	94.7%	76,310	96.2%
GSM	27,388	67.5%	40,304	59.6%	46,579	58.8%
CDMA	3,225	7.9%	16,623	24.6%	24,220	30.5%
Long distance revenue	2,766	6.8%	2,273	3.4%	1,848	2.3%
Data and Internet revenue	2,793	6.9%	3,437	5.1%	3,663	4.6%
Paging	2,161	5.4%	1,403	2.0%	—	—
Sales from telecommunications products	2,244	5.5%	3,596	5.3%	3,022	3.8%

Our service revenue comes primarily from the following:

•                                          Usage fees for our GSM, CDMA, long distance and data and Internet services, including, for our cellular subscribers, roaming-out fees for calls made by them outside their local service areas.  We recognize usage fee revenue when the service is rendered.

•                                          Monthly fees, of fixed amounts, charged to certain of our GSM, CDMA, data and Internet subscribers for access to the relevant service.  We recognize monthly fee revenue in the month during which the services are rendered.

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

Along with the rapid growth of China’s telecommunications industry, particularly in the cellular communications sector, our total operating revenue in 2004 increased by 17.3% from 2003.  This increase was primarily the result of the continued growth in revenue of our cellular business, including the strong growth of our CDMA service since its introduction in 2002, as well as the effect of including revenue attributable to Unicom New World, which we acquired effective December 31, 2003.  We believe that the growth of our cellular businesses has resulted in developments in our revenue structure that reflect our strategy of targeting high growth, high margin areas of China’s telecommunications industry.  Service revenue from our cellular businesses as a percentage of total operating revenue increased from 84.2% in 2003 to 89.3% in 2004.  Service revenue from long distance, data and Internet businesses declined to 6.9% of operating revenue in 2004, from 8.5% of our total operating revenue in 2003.  We aim to further leverage our position as an integrated telecommunications operator in order to continue to drive the growth of our GSM and CDMA cellular businesses and long distance, data and Internet businesses.

The following table sets forth our major operating expense items and operating income, both in terms of amount and as a percentage of total operating revenue in 2002, 2003 and 2004.

	For the year ended December 31,
	2002		2003		2004
	RMB in millions	% of Total Operating Revenue	RMB in millions	% of Total Operating Revenue	RMB in millions	% of Total Operating Revenue
Total Operating Revenue	40,577	100.0%	67,636	100.0%	79,332	100.0%

Total Operating Expenses	33,253	82.0%	59,122	87.4%	71,376	90.0%

Leased line and network capacities	1,583	3.9%	4,320	6.4%	7,398	9.3%
Interconnection charges	3,230	8.0%	5,921	8.8%	7,517	9.5%
Depreciation and amortization	11,256	27.7%	16,385	24.2%	19,063	24.0%
Personnel	3,335	8.2%	4,575	6.8%	4,526	5.7%
Selling and marketing	5,981	14.7%	15,157	22.4%	18,945	23.9%
General, administrative and other expenses	5,632	13.9%	9,112	13.5%	10,448	13.2%
Cost of telecommunications products sold	2,236	5.5%	3,652	5.4%	3,479	4.4%
Operating income	7,324	18.0%	8,514	12.5%	7,956	10.0%

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

•                                          Depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets;

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

While we continue to aim to strengthen management, integrate our businesses and control costs to achieve greater overall efficiency, as a percentage of total operating revenue, total operating expenses in 2004 were 90.0% compared to 87.4% in 2003.  This percentage increase was primarily due to increases in expenses for leased line and network capacities as well as interconnection charges.

For the first three months of 2005, our unaudited total revenue was RMB20.86 billion, including RMB12.07 billion from GSM cellular services, RMB6.65 billion from CDMA cellular services, RMB0.44 billion from long distance services, RMB0.83 billion from data and Internet services and RMB0.87 billion from the sale of telecommunications products. The financial data disclosed above was prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKFRSs”), which became effective from January 1, 2005. Note 3 “Principle accounting policy – (a) Basis of presentation – Recently issued accounting standards” to our consolidated financial statements summarizes the significant differences between the HKFRSs adopted for the three months ended March 31, 2005 and HK GAAP for year ended December 31, 2002, 2003 and 2004.

Acquisitions of Unicom New Century, Unicom New World and Unicom International and the Sale of Guoxin Paging

In September 2004, we completed the acquisition from Unicom Group of Unicom International, a limited liability company established in Hong Kong engaging in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services in Hong Kong and the United States.  The total purchase price was HK$37,465,996 (approximately RMB39.74 million including direct costs of acquisition), payable in cash.

In December 2003, we acquired from Unicom Group the GSM cellular assets and businesses and CDMA businesses of Unicom New World in the following 9 provinces and autonomous regions in China: Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Tibet autonomous regions.  The total purchase price was HK$3,014,886,000 (approximately RMB3.2 billion), payable in cash.  On the same date, we also completed the sale of the entire equity interests of Guoxin Paging to Unicom Group for a total sale price of HK$2,590,917,656 (approximately RMB2.75 billion), and such proceeds were applied to our general working capital.

Under HK GAAP, we have adopted the purchase method to account for our acquisitions from Unicom Group of Unicom New World, which became effective on December 31, 2003, and Unicom International, which became effective in September 2004.  Under the purchase method, in accordance with HK GAAP, our consolidated financial statements incorporate the results of operations of Unicom New World and Unicom International only from the effective dates of the respective acquisitions.  Accordingly, the results of operations of Unicom International for the period from the effective date of the acquisition to December 31, 2004 have been included in our consolidated statement of income for the year ended December 31, 2004.  Our consolidated balance sheet as of December 31, 2004 includes the financial position of Unicom International.  Since the effective date of the Unicom New World acquisition was December 31, 2003, our consolidated financial statements of income for the years ended December 31, 2003 and 2002 included in this annual report do not include the results of operations of Unicom New World.  Our consolidated balance sheet as of December 31, 2003 includes the financial position of Unicom New World.  The difference between the cost of the acquisition and the fair value of the identifiable assets and liabilities acquired was recognized as goodwill, which is amortized on a straight line basis over its beneficial life.

Under US GAAP, the acquisitions of Unicom International and Unicom New World is accounted for as a transfer of businesses under common control.  Under this method, the acquired assets and liabilities are accounted for at their historical cost under US GAAP and the consolidated financial statements prepared under US GAAP for all periods presented are retroactively restated as if Unicom International and Unicom New World had always been part of our company since inception.  This method is reflected in the significant differences between HK GAAP and US GAAP provided in Note 40 to our consolidated financial statements.

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

On December 31, 2002, we completed the acquisition of Unicom New Century from Unicom Group.  Similar to the treatment of the acquisition of Unicom New World described above, we adopted the purchase method under HK GAAP, under which the results of operations of Unicom New Century were included in our consolidated financial statements for the fiscal years ended December 31, 2004 and 2003 only.  On July 30, 2004, Unicom New Century was merged into CUCL and legally dissolved upon the completion of such merger.

The acquisitions of Unicom New Century and Unicom New World and the sale of Guoxin Paging have had a material impact on our overall results of operations.  In particular, our financial results in 2004 were significantly affected by the inclusion of the results of operations for Unicom New World we acquired effective December 31, 2003.  By comparison, our financial results in 2003 did not include the results of operations of Unicom New World.  See “- Operating Results - Year Ended December 31, 2004 Compared to Year Ended December 31, 2003” below.  These acquisitions have, among other things, significantly expanded the size of the telecommunications markets we serve and increased the number of our subscribers and usage of our services.  As a result, our operating revenue and operating expenses have also increased significantly.

The following are certain summary consolidated results of operation information for the years ended December 31, 2002, 2003 and 2004 and financial position information as of December 31, 2003 and 2004 for us and Unicom International, as separate entities and on a combined basis after the acquisition of each entity, prepared under US GAAP.  The financial information prepared under US GAAP reflect retroactive restatement for the acquisition and reconciliation for other differences from HK GAAP to US GAAP.

	The Group (before the acquisition of Unicom International)	Unicom International	Elimination	The Group (after the acquisition of Unicom International)
	RMB’000	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2002

Results of operations:
Operating revenue (Turnover)	50,415,248	24,322	(18,497)	50,421,073

Net income from continuing operations	5,492,804	7,351	—	5,500,155
Net loss from discontinued operation	(422,213)	—	—	(422,213)
Cumulative Effect to change in accounting policy	(42,175)	—	—	(42,175)
Net income	5,028,416	7,351	—	5,035,767
Basic earnings per share (RMB)	0.401	—	—	0.401

As of/for the year ended December 31, 2003

Results of operations:
Operating revenue (Turnover)	71,958,253	46,265	(24,208)	71,980,310
Net income from continuing operations	6,070,263	7,698	—	6,077,961
Net loss from discontinued operation	(1,341,840)	—	—	(1,341,840)
Net income	4,728,423	7,698	—	4,736,121
Basic earnings per share (RMB)	0.377	—	—	0.377

Financial position:
Non-current assets	128,169,420	60,621	—	128,230,041
Current assets	22,243,284	97,186	(93,115)	22,247,355
Total assets	150,412,704	157,807	(93,115)	150,477,396
Non-current liabilities	40,593,548	—	—	40,593,548
Current liabilities	43,906,653	124,166	(93,115)	43,937,704
Total liabilities	84,500,201	124,166	(93,115)	84,531,252
Net assets	65,912,503	33,641	—	65,946,144

As of/for the year ended December 31, 2004

Results of operations:
Operating revenue (Turnover)	79,361,238	135,688	(108,612)	79,388,314
Net income	4,703,312	8,988	387	4,712,687
Basic earnings per share (RMB)	0.374	—	—	0.375

Financial position:
Non-current assets	128,697,817	64,865	—	128,762,682
Current assets	17,865,977	148,991	(162,776)	17,852,192
Total assets	146,563,794	213,856	(162,776)	146,614,874
Non-current liabilities	31,045,613	3,262	—	31,048,875
Current liabilities	46,118,868	167,972	(163,163)	46,123,677
Total liabilities	77,164,481	171,234	(163,163)	77,172,552
Net assets	69,399,313	42,622	387	69,442,322

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

We determined our accounting policy of deferred customer acquisition costs of certain CDMA subscribers after a careful evaluation of our specific facts and circumstances, and believe that the capitalization of such costs appropriately matches the future contractual revenues due to (1) the historically high ARPUs and low churn, default or bad debt rates of these subscribers; (2) our established procedures and the relative low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as non-refundable prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

Therefore, we believe that the deferred customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalization and amortization of these customer acquisition costs to match with future revenue is an appropriate accounting policy.  Furthermore, we continuously assess and evaluate the recoverability of these deferred customer acquisition costs, based on the detailed review of historical subscriber churn rates and the estimated default rate. Based on our current assessment and evaluation, we believe that there is no significant problem in recovering the carrying amounts of the deferred customer acquisition costs as at December 31, 2004.

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

Lease of CDMA Network Capacity

We had entered into a CDMA network capacity lease agreement with Unicom Group and Unicom Horizon in December 2001.  Pursuant to this CDMA lease agreement, Unicom Horizon agreed to lease the capacity of the CDMA network to us covering the nine provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei and the three municipalities of Beijing, Shanghai and Tianjin.  This lease became effective on January 8, 2002.

In addition, on December 31, 2002 and 2003, we acquired all the equity interests in Unicom New Century and Unicom New World, respectively, which together operate GSM and CDMA cellular businesses in another 12 provinces, one municipality and five autonomous regions in China.  Each of Unicom New Century and Unicom New World had also entered into a CDMA lease agreement with Unicom Group and Unicom Horizon on similar terms and conditions.  These lease agreements and the lease agreement entered in 2001 are collectively referred to as the “Old CDMA Leases.”

According to the terms of the Old CDMA Leases, the initial lease period is one year, renewable for additional one-year terms at our own option. We have the exclusive right to lease and operate the CDMA network capacity in the above regions. Also, we have the option to add or reduce the capacity leased by giving advance notice. The lease fee per unit of capacity is calculated on the basis that if full capacity is leased, it would permit Unicom Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8%. In January 2004, we renewed the Old CDMA Leases, for an additional one-year term.

Subsequently, on March 24, 2005, we have entered into the New CDMA Lease with Unicom Group and Unicom Horizon to replace the Old CDMA Leases. The New CDMA Lease has been approved by our minority shareholders on May 12, 2005 and became retroactively effective from January 1, 2005.  Key terms of the New CMDA Lease, including exclusive operating rights and purchase option, are substantially similar to those contained in the Old CDMA Leases except that (i) the initial lease period is two years, with full CDMA constructed network capacity to be leased from Unicom Horizon, and (ii) the lease fee shall be determined based on the Company’s CDMA service revenue.  For more detailed discussions of the terms of the New CDMA Lease, see “B. Related Party Transactions - Leasing of CDMA Network Capacity - Lease of CDMA Network Capacity – New CDMA Lease” under Item 7.

We have assessed the appropriate lease classification at the inception of the Old CDMA Leases and New CDMA Lease. Factors and related implications we have considered include whether we have taken the risks and rewards of ownership of the CDMA assets.  Furthermore, we have considered whether the existence of the purchase option and the renewal options, combined with the related economic penalties, risks and benefits, have caused us to take on risks and rewards similar to those that an owner of these assets would bear.

Unicom Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all contracts with suppliers and constructors.  We believe we only bear the risks associated with the operation of our CDMA business during the relevant leasing periods and are free from any ownership risks of the CDMA network.  According to the terms of the Old CDMA Leases, our initial lease period is only one year, with renewal for additional one-year terms at our own option.  Similarly, according to the terms of the New CDMA Lease, our initial lease period is determined to be only two years.  Accordingly, there is no pre-determined lease period and minimum network capacity to be leased in future periods.  We have the option to determine whether we will renew and continue the leases and how much capacity to lease under the Old CDMA Leases and the New CDMA Lease.  We also have the option to decide whether we will exercise the purchase option of CDMA network based on market environment and the future operating performance of the CDMA business subject to approvals obtained from our independent minority shareholders.

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

From the inception of the Old CDMA Leases and the New CDMA Lease, there has been, and continues to be, a high degree of uncertainty related to the market condition and existing operating results of the CDMA business.  It remains highly uncertain whether we will continue to lease the network in the future.  We are also unable to determine whether or not we will exercise the purchase option.  Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remain with Unicom Group and Unicom Horizon, we have accounted for the leasing of CDMA network capacity as operating leases under the Old CDMA Leases and continue to do so under the New CDMA Lease, so as to reflect the respective rights and obligations of the relevant parties to the lease agreements.  At the end of the effective lease term, or if significant modifications are made to the lease agreement, we will reassess the appropriate classification based on the relevant facts and circumstances available at that time.

Based on the above assessment, only the operating lease expense has been recorded in our statements of income since the commencement of the Old CDMA Leases, whereas the carrying value of the CDMA assets and the related liabilities are not reflected in our balance sheet.  For the years ended December 31, 2003 and 2004, we recorded lease expenses of approximately RMB3.52 billion and RMB6.59 billion, respectively, under the Old CDMA Leases.

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

In the first half of 2003, based on our updated analysis and the worsening decline of the traditional paging business, we expected that the related incremental future cash inflows to be generated from the new value-added paging services, despite their continuous growth, were unlikely to offset the effects of the rapid decline of the traditional paging business in the future.  Consequently, based on the latest estimate of the discounted future net cash flows expected to arise from the continuing operations of the paging business, after considering the unexpected rapid decline of the traditional paging business in the first half of 2003, we concluded that the carrying amount of paging assets as at June 30, 2003 had exceeded their expected recoverable amounts.  Accordingly, we recorded an additional impairment loss for property, plant and equipment of the paging business amounting to approximately RMB528 million in the first half of 2003.  Subsequently, we sold the paging business to our ultimate parent company, Unicom Group, effective on December 31, 2003.  The disposal loss of this discontinued operation, representing the difference between the sales proceeds and the carrying amount of the net assets of the paging business as of the effective date of the disposal which amounted to approximately RMB663 million, was recognized and charged to the statement of income in 2003.

Provision for Doubtful Debts

Accounts receivables are stated at cost, less provision for doubtful debts.  We evaluate specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible.  We record a provision based on our best estimates to reduce the receivable balance to the amount that is expected to be collected.  For the remaining receivable balances as of each period-end, we make a provision based on the aging pattern of the receivable amounts and by applying reasonable percentages to the outstanding receivables.  We make such estimates based on our past experience, historical collection patterns, subscribers’ credit worthiness and collection trends.  For the general subscribers of our cellular, long distance, data and Internet services, we make a full provision for receivables aged over 3 months, which is consistent with our credit policy with respect to relevant subscribers.

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

In the preparation of our financial statements, we estimate our income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which we are entitled in each location or jurisdiction in which we operate.  This process involves estimation made by us about our current tax exposure together with an assessment of temporary differences resulting from different treatment of items for tax and accounting purposes in order to determine the amount of tax provisions for the period.  We believe we have recorded adequate tax provisions based on our best estimates and assumptions.  For the evaluation of temporary differences, we have assessed the likelihood that our deferred taxes could be deferred and recovered.  Major deferred tax components include interests on loans from China-China-Foreign, or CCF, joint ventures, loss arising from terminations of CCF arrangements, provisions for doubtful debts and write-down of inventory to net realizable value and additional depreciation deductible for tax purpose.  Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to RMB1.20 billion and RMB0.54 billion as of December 31, 2003 and 2004, respectively.  Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income from continuing operations in the foreseeable future.

We believe we have recorded adequate current and deferred taxes based on prevailing tax rules and regulations and our current best estimates and assumptions.  In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxes may be necessary.

Operating Results

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our results of operations in 2004 were materially affected by our acquisitions of Unicom New World effective December 31, 2003.  In particular, our operating revenue and operating expenses increased significantly in 2004, which was primarily due to the inclusion of the results of operations of Unicom New World.  By comparison, our results in 2003 did not include the results of operations of Unicom New World.  As a result, our results of operations in 2004 are not directly comparable with those in prior years.  See “- Acquisitions of Unicom New Century, Unicom New World and Unicom International and Sale of Guoxin Paging” above.  See also “A. The History and Development of the Company - Acquisition of Unicom New World and Sale of Guoxin Paging” under Item 4 above.

In 2004, our operating revenue continued to increase, by 17.3% from RMB67.64 billion in 2003 to RMB79.33 billion in 2004.  This growth was principally due to the strong growth of our CDMA cellular business and continued growth of our GSM cellular business, as well as the inclusion of revenue attributable to Unicom New World, which we acquired effective December 31, 2003.  Our cellular businesses continued to increase in their percentage contribution to our overall business. Our long distance, data and Internet businesses decreased in terms of operating revenues and in their contribution to our business.

Due to factors discussed below, in 2004 our operating expenses grew 20.7%.  As a result, our operating income decreased by 6.6% to RMB7.96 billion, while our operating margin decreased to 10.0%, as compared with 12.5% in 2003.  Operating margin in our GSM cellular business decreased from 21.2% in 2003 to 17.4% in 2004.  While our CDMA cellular business sustained rapid growth in 2004, its operating loss increased by 102.6%.  In our long distance and data and Internet businesses, operating income decreased 67.3% in 2004 and operating margin decreased to 5.3% in 2004 from 17.2% in 2003.

Our net income in 2004 increased by 4.0% to RMB4.39 billion, for reasons discussed below.

Operating Revenue

Operating revenue from our GSM cellular business grew steadily in 2004 and continued to generate a majority of our total operating revenue, while operating revenue from our CDMA cellular business sustained fast growth in 2004, significantly increasing its share of our total operating revenue for the year.  Our CDMA cellular business, introduced in January 2002, generated RMB26.34 billion in operating revenue in 2004, contributing 66.3% of our total operating revenue growth in that year.  Operating revenues from our GSM and CDMA cellular businesses represented 93.0% of our total operating revenue in 2004, as compared with 88.3% in 2003.  The share of operating revenue from the CDMA cellular business in our total operating revenue increased from 27.5% in 2003 to 33.2% in 2004, while the share of operating revenue from the GSM cellular business in our total operating revenue decreased from 60.9% in 2003 to 59.8% in 2004.  Operating revenues from our long distance and data and Internet businesses slightly decreased from RMB5,732 million in 2003 to RMB5,527 million in 2004.  Operating revenues from our long distance business and our data and Internet businesses represented 2.3% and 4.7%, respectively, of our total operating revenue in 2004, as compared with 3.3% and 5.1%, respectively, in 2003.  The growth in our total operating revenue, however, was partially offset by the sale of our paging business, effective December 31, 2003.  We believe the changes in our operating revenue composition reflect our focus on the development of our cellular businesses.

Cellular Revenue

For the reasons discussed below, operating revenues from our GSM and CDMA cellular businesses (including revenues from sales of telecommunications products) together increased by 23.5%, from RMB59.75 billion in 2003 to RMB73.80 billion in 2004.

GSM Cellular Business  Operating revenue from our GSM cellular business increased by 15.3%, from RMB41.17 billion in 2003 to RMB47.47 billion in 2004, primarily due to the continued increase in the total number of our total GSM cellular subscribers as a result of organic subscriber growth and the effect of our acquisition of Unicom New World.  The total number of our GSM cellular subscribers increased by 31.8%, from 63.92 million as of December 31, 2003 to 84.27 million as of December 31, 2004.  As a result of continuing cellular penetration expansion, an increase in the proportion of low-usage subscribers among new subscribers, an increased number of pre-paid subscribers, and increasing market competition negatively affecting effective pricing, ARPU from the GSM cellular business declined 12.9%, from RMB56.7 in 2003 to RMB49.4 in 2004.  Post-paid ARPU decreased by 12.2%, from RMB66.2 in 2003 to RMB58.1 in 2004, while pre-paid ARPU decreased by 13.0%, from RMB46.0 in 2003 to RMB40.0 in 2004.  The average MOU per subscriber per month increased 8.8%, from 173.7 minutes in 2003 to 188.9 minutes in 2004.

Revenue from pre-paid GSM cellular service was RMB18.09 billion in 2004, a 18.0% increase from RMB15.33 billion in 2003.  Revenue from pre-paid services accounted for 38.8% of the service revenue from our GSM cellular business in 2004, an increase from 37.2% of the total service revenue from the GSM cellular business in 2003.  Pre-paid subscribers accounted for 72.0% of our new customers in 2004, compared to 73.8% in 2003 primarily due to the lower percentage of pre-paid subscribers of Unicom New World compared to the percentage of our pre-paid subscribers before the acquisition.

The table below sets forth the revenue composition of our GSM cellular business and each revenue item’s respective share of total GSM operating revenue in the years ended December 31, 2002, 2003 and 2004.

	2002		2003		2004
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total
Operating Revenue	28,109	100.0%	41,166	100.0%	47,466	100.0%
Service Revenue	27,388	97.4%	40,303	97.9%	46,579	98.1%
Usage Fee	20,275	72.1%	29,072	70.6%	31,997	67.4%
Monthly Fee	4,169	14.8%	7,042	17.1%	6,922	14.6%
Interconnection Revenue	1,710	6.1%	1,927	4.7%	2,614	5.5%
Others	1,234	4.4%	2,262	5.5%	5,046	10.6%
Sales of Telecommunications Products	721	2.6%	863	2.1%	887	1.9%

Due to the growth in total usage of our GSM cellular services (including the effects of our acquisition of Unicom New World) and the increasing proportion of pre-paid cellular subscribers (who do not pay monthly fees), usage fees for GSM cellular services increased by 10.1% from RMB29.07 billion in 2003 to RMB32.00 billion in 2004, and represented 68.7% of total GSM service revenue as compared with 72.1% in 2003.  For the same reasons, monthly fees decreased by 1.7%, from RMB7.04 billion in 2003 to RMB6.92 billion in 2004, and represented 14.9% of total GSM service revenue as compared with 17.5% in 2003.  Interconnection revenue increased by 35.7% from RMB1.93 billion in 2003 to RMB2.61 billion in 2004, and represented 5.6% of total service revenue as compared with 4.8% in 2003.

While continuing to meet the diverse needs of our customers in the mass market, our GSM cellular business aims to actively pursue mid- to high-end customers through the development and promotion of value-added services.  Revenue from our GSM value-added cellular services increased 134.8%, from RMB2.07 billion in 2003 to RMB4.86 billion in 2004.  Its share of total GSM service revenue more than doubled from 5.0% in 2003 to 10.4% in 2004.  Of the total revenue from GSM value-added cellular services, revenue from short messaging services increased 103% from RMB1.37 billion in 2003 to RMB2.79 billion in 2004, and its share of total GSM service revenue grew from 3.4% in 2003 to 6.0% in 2004.  Revenue from value-added services contributed significantly to the increase of our total GSM cellular revenue and, we believe, will continue to enhance our competitiveness in this business.

CDMA Cellular Business.  Since we launched CDMA cellular services in 2002, our CDMA subscriber base has expanded rapidly as the market became more familiar with our CDMA services.  In 2004, the growth in our CDMA subscriber base greatly boosted revenue from the CDMA cellular business.  Operating revenue from our CDMA cellular business reached RMB26.34 billion in 2004, a 41.8% increase over RMB18.58 billion in 2003.  This increase was primarily due to the rapid expansion of our CDMA cellular business as well as the effect of including revenue attributable to Unicom New World, which we acquired effective December 31, 2003.  Our CDMA marketing strategy, which seeks to differentiate our CDMA services from our GSM services, has resulted in a rapid increase in the CDMA subscriber base, while successfully positioning the CDMA business in the marketplace as “enterprise, infotainment, health-conscious and trendy” services.  ARPU for our CDMA cellular business reached RMB85.3 in 2004, more than 72.7% higher than the ARPU of RMB49.4 for GSM cellular services.

The table below sets forth the revenue composition of our CDMA cellular business and each revenue item’s respective share of total CDMA operating revenue for the years ended December 31, 2002, 2003 and 2004.

	2002		2003		2004
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total
Operating Revenue	3,648	100.0%	18,580	100.0%	26,338	100.0%
Service Revenue	3,225	88.4%	16,624	89.5%	24,220	92.0%
Usage Fee	2,231	61.2%	11,672	62.8%	16,165	61.4%
Monthly Fee	713	19.5%	3,488	18.8%	4,638	17.6%
Interconnection Revenue	184	5.0%	608	3.3%	927	3.5%
Others	97	2.7%	856	4.6%	2,490	9.5%
Sales of Telecommunications Products	423	11.6%	1,956	10.5%	2,118	8.0%

CDMA usage fees increased by 38.5% from RMB11.67 billion in 2003 to RMB16.17 billion in 2004, and represented 66.7% of total CDMA service revenue as compared with 70.2% in 2003.  Monthly fees increased by 33.0%, from RMB3.49 billion in 2003 to RMB4.64 billion in 2004, and represented 19.1% of total CDMA service revenue as compared with 21.0% in 2003.  Interconnection revenue increased by 52.5% from RMB0.61 billion in 2003 to RMB0.93 billion in 2004, and represented 3.8% of total service revenue as compared with 3.7% in 2003.

With the expansion of our CDMA 1X wireless data services in 2004, we have been actively developing our CDMA wireless data business, by making efforts to convert the competitive edge of the CDMA technology into a competitive edge in operations in order to enhance competitiveness in the market and our appeal to subscribers.  Revenue from value-added CDMA cellular services reached RMB2.38 billion in 2004, an increase of 205.1% from RMB0.78 billion in 2003, and accounted for 9.8% of total service revenue from the CDMA cellular business in 2004.  We expect revenue from value-added CDMA services will continue to grow significantly, as we will continue to focus on the development and marketing of such value-added services.

Long Distance and Data and Internet Revenue

Operating revenue from our long distance and data and Internet businesses reached RMB5.53 billion, a decrease of 3.6% from 2003.  We intend to continue to leverage on our multi-business integrated network platform and actively promote services with distinctive features such as “Ruyi Mailbox”, “UNI-VIDEO” and “U-Net”.

Long Distance Business.  Operating revenue from our traditional public switched long distance business decreased by 19.1%, from RMB2.29 billion in 2003 to RMB1.85 billion in 2004.  Such decrease is primarily due to increased competition and the decrease in interconnection revenue from Unicom New World caused by our acquisition of Unicom New World.

Data and Internet Business.  We have fully leveraged the technological advantage of our multi-businesses integrated network platform.  Along with effectively expanding international and domestic call volume for IP telephony services, we have been targeting institutional subscribers and corporate subscribers in promoting services with distinctive features such as “UNI-VIDEO” and “U-Net”, and we also have been targeting the mass market in promoting data and Internet services such as “Ruyi Mailbox”.  At the same time, we have been continuing to develop integrated data, voice and video connection services, and dedicated and dial-up connection services.  As a result of these efforts, revenue from our data and Internet businesses rose by 6.8% from RMB3.44 billion in 2003 to RMB3.68 billion in 2004.

Paging Revenue

We sold our paging business to Unicom Group, effective December 31, 2003, and therefore did not have revenue from the paging business in 2004.  See “- Acquisitions of Unicom New Century, Unicom New World and Unicom International and Sale of Guoxin Paging” above.  See also “A. The History and Development of the Company - Restructuring and Acquisition of Unicom New Century” under Item 4 above.

Operating Expenses

Operating expenses in 2004 were RMB71.38 billion, representing an increase of 20.7% over 2003, which was greater than the 17.3% growth in operating revenue for the same period.  As discussed below, a 71.2% increase in leased lines and network capacities expenses, a 25.0% increase in selling and marketing expenses, a 16.3% increase in depreciation and amortization expenses and a 27.0% increase in interconnection charges were the primary factors in the increase in operating expenses.  Due to the rapid expansion of our CDMA business, selling and marketing expenses (which include the amortized portion of deferred customer acquisition costs under special promotional packages with certain CDMA contractual subscribers) and leased lines and network capacities expenses (which include the expenses from the CDMA network leases) increased faster than our operating revenue in 2004.  As our various business segments continued to develop, interconnection charges also increased faster than our operating revenue in 2004 since the interconnection rates remain unchanged while our effective tariffs have been declining due to continued price competition.  In addition, depreciation and amortization expenses increased primarily due to the expansion of the scale of our fixed assets.  Our operating expenses as a percentage of total revenue increased to 90.0% in 2004, as compared with 87.4% in 2003.  Since late 2004, we have emphasized the business strategy of “effective growth”, i.e., profit-driven growth, and will continue to focus on cost control and optimization of our expense structure in order to ensure continued growth in earnings.

The table below illustrates the major expense items from 2002, 2003 and 2004 and their respective shares of total operating revenue.

	For the year ended December 31,
	2002		2003		2004
	RMB in million	% of Total Revenue	RMB in million	% of Total Revenue	RMB in million	% of Total Revenue
Total Operating Expenses	33,253	82.0%	59,122	87.4%	71,376	90.0%
Leased lines and network capacities	1,583	3.9%	4,320	6.4%	7,398	9.3%
Interconnection charges	3,230	8.0%	5,921	8.7%	7,517	9.5%
Depreciation and amortization	11,256	27.7%	16,385	24.2%	19,063	24.0%
Personnel	3,335	8.2%	4,575	6.8%	4,526	5.7%
Selling and marketing	5,981	14.8%	15,157	22.4%	18,945	23.9%
General, administrative and other expenses	5,632	13.9%	9,112	13.5%	10,448	13.2%
Include: Impairment loss and assets write-off of the Paging Business	116	0.3%	557	0.8%	—	—
Cost of telecommunications products sold	2,236	5.5%	3,652	5.4%	3,479	4.4%

Leased Lines and Network Capacities. With the significant increase in our CDMA subscribers, the lease expense for CDMA network capacities increased by 87.4%, from RMB3.52 billion in 2003 to RMB6.59 billion in 2004.  In addition, the effect of including leased line expenses for transmission lines used by Unicom New World we acquired effective December 31, 2003 also contributed to the increase in our leased line expenses.  As result, the aggregate amount of our leased line expenses and network capacity lease expenses increased to RMB7.40 billion, representing an increase of 71.2% from RMB4.32 billion in 2003.  Leased lines and network capacities expenses as a percentage of total operating revenue rose from 6.4% in 2003 to 9.3% in 2004.

Interconnection Charges. Interconnection charges reached RMB7.52 billion in 2004, representing an increase of 27.0% from 2003, primarily due to the increase in interconnection traffic volume as a result of the development of our GSM and CDMA cellular business and long distance, data and Internet businesses, as well as the effect of including interconnection expenses of Unicom New World, which we acquired effective December 31, 2003.  Interconnection charges for our CDMA cellular business increased by 65.9%.  Interconnection charges increased by 17.8% for our GSM cellular business.  Interconnection charges for long distance, data and Internet business increased by 23.6%.  As our various business segments continued to develop, interconnection charges as a percentage of total operating revenue also increased from 8.7% in 2003 to 9.5% in 2004.

Depreciation and Amortization. Depreciation and amortization expenses increased by 16.3% to RMB19.06 billion in 2004, a lower growth rate than the growth in operating revenue.  The increase in depreciation and amortization expenses resulted from expanded network capacity, the expansion of assets scale and the effect of including depreciation expenses attributable to Unicom New World, which we acquired on December 31, 2003.  Depreciation and amortization expenses as a percentage of total operating revenue decreased slightly from 24.2% in 2003 to 24.0% in 2004.

Personnel. As of the end of 2004, we had 39,589 employees, an increase of 2.2% from 38,728 at the end of 2003 (including employees in the nine provinces, autonomous regions and municipalities we acquired through Unicom New World at the end of 2003).  Our personnel expenses slightly decreased from RMB4.58 billion in 2003 to RMB4.53 billion in 2004.  Its share as a percentage of total operating revenue dropped from 6.8% in 2003 to 5.7% in 2004. In order to align the interest of our employees with that of our shareholders, we have set up an employee share option scheme and granted options to qualified employees. During 2004, total share options involving 113,322,000 shares in our company were granted under the share option scheme.

Selling and Marketing. Our major selling and marketing expenses included commissions, promotion and advertising expenses and amortization of customer acquisition costs of contractual CDMA subscribers.  Selling and marketing expenses totaled RMB18.95 billion in 2004, an increase of 25.0% from 2003. Amortization of CDMA subscribers acquisition costs in 2004 were RMB6.12 billion, an increase of 4.9% from 2003.  The balance of unamortized deferred CDMA subscriber acquisition costs increased from RMB4.04 billion as of the end of 2003 to RMB4.75 billion as of the end of 2004 primarily due to continued offering of CDMA handset promotion packages as a result of intense competitive pressure.  Due to the continued growth in the subscriber base of our various business segments (including the effect of our acquisition of Unicom New World), the commissions to distributors and sales agents rose to RMB9.91 billion, an increase of 35.9%.  Promotion and advertising expenses were RMB2.37 billion, an increase of 16.2%.  Selling and marketing expenses as a percentage of operating revenue increased from 22.4% in 2003 to 23.9% in 2004.

General, Administrative and Other Expenses. Our general, administrative and other expenses were RMB10.45 billion in 2004, representing an increase of 14.7% from RMB9.11 billion in 2003.  General, administrative and other expenses as a percentage of total operating revenue decreased slightly from 13.5% in 2003 to 13.2% in 2004.  In 2004, the provision for doubtful debts was RMB2.19 billion, an increase of 25.1% from 2003.  Provision for doubtful debts as a percentage of service revenue increased slightly from 2.7% in 2003 to 2.9% in 2004. This has also contributed to the increase in our general, administrative and other expenses.

Cost of Telecommunications Products Sold. The cost of telecommunication products sold decreased by 4.7% from RMB3.65 billion in 2003 to RMB3.48 billion in 2004. The share of cost of telecommunications products sold as a percentage of operating revenue decreased from 5.4% in 2003 to 4.4% in 2004.

Operating Income

In 2004, our operating revenue increased by 17.3%, while our operating expenses increased by 20.7%.  As a result, our operating income reached RMB7.96 billion, an decrease of 6.6% from 2003, and our operating margin decreased from 12.5% in 2003 to 10.0% in 2004.

GSM Cellular Business.  In our GSM cellular business, operating income was RMB8.26 billion in 2004, which is a decrease of 5.3% from 2003.  The decrease in the operating income of our GSM cellular business mainly reflects the 13% decline in the ARPU for our GSM cellular business, which was partially offset by the 8.8% increase in the average monthly MOU per subscriber.  The decrease in ARPU resulted from intense competition with our main competitor as well as the “Little Smart” services.  In addition, while there was a net addition of 20.35 million subscribers to our GSM services in 2004, a sizable number of subscribers terminated their GSM services with us, contributing to significant increase in our marketing cost.  Our operating margin in the GSM cellular business decreased from 21.2% in 2003 to 17.4% in 2004.

CDMA Cellular Business.  We incurred a total operating loss of RMB0.59 billion in 2004 for our CDMA business as compared with the operating loss of RMB0.29 billion in 2003.  The increase of operating loss of our CDMA cellular business was primarily due to the 33.6% decrease in ARPU as a result of intense competition, the significant increase in lease expenses for our CDMA network capacities as a result of the growth of our customer base, the continued high level of marketing expenses and the significant increase in interconnection charges.  After taking into consideration of the improper accounting recordings and errors we identified in our Jiangxi and Xinjiang branches as described in Item 15 “Controls and procedures”, the operating losses of our CDMA business for 2004 and 2003 would have been RMB0.45 billion and RMB0.42 billion, respectively.

Long Distance Business.  In our long distance business, operating income decreased 24.4%, from RMB0.70 billion in 2003 to RMB0.53 billion in 2004, primarily because of reduced tariff level as a result of increased competition and a reduction in the interconnection revenue after we acquired Unicom New World in December 2003.  As a result, the operating margin in our long distance business decreased from 22.2% in 2003 to 17.0% in 2004.

Data and Internet Business.  In our data and Internet businesses, we had an operating loss of RMB0.06 billion in 2004, compared with an operating income of RMB0.75 billion in 2003.  This change primarily resulted from significantly higher sales cost associated with the promotion of new products such as “Uni-Video” than in 2003.

Net Income

Financial Income and Expenses.  Our financial income decreased from RMB0.17 billion in 2003 to RMB0.10 billion in 2004, mainly due to a decline in interest income resulting from a reduction in our cash and overall reduced applicable interest rates.  Our financial expenses decreased from RMB1.94 billion in 2003 to RMB1.69 billion in 2004, primarily due to overall reduced applicable interest rates.  The above factors resulted in a net financial expense of RMB1.59 billion in 2004, a decrease of 10.1% from the net financial expense of RMB1.76 billion in 2003.

Income Tax.  Our income tax increased to RMB2.08 billion in 2004, an increase of 10.1% from 2003.  Our effective tax rates in 2003 and 2004 were 31.0% and 32.2%, respectively.  The higher effective tax rate in 2004, as compared with 2003, was mainly due to the fact that a large percentage of our gross income in 2004 was generated in areas that have higher tax rates than the rest of our service areas.

Net Income.  For reasons analyzed in the above discussion, our net income was RMB4.39 billion in 2004, representing an increase of 4.0% from 2003.  Earnings per share increased 3.9%, from RMB0.336 in 2003 to RMB0.349 in 2004.

Impact of Differences between HK GAAP and US GAAP

In addition to the above management discussion and analysis of our results of the operation under HK GAAP between the years ended December 31, 2004 and 2003, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with US GAAP, we believe the following significant accounting differences between HK GAAP and US GAAP would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2004 and 2003 under US GAAP.  See also Note 40 to the consolidated financial statements for a more detailed summary of all significant accounting differences between HK GAAP and US GAAP that are relevant to us.

Under HK GAAP, the acquisitions of Unicom International in September 2004 and of Unicom New World on December 31, 2003 have been accounted for under the purchase method.  Accordingly, the acquired results of operations have been incorporated into our operating results only from the date of the acquisition.  In contrast, under US GAAP, our acquisitions of Unicom International and Unicom New World have been accounted for as a transfer of businesses under common control.  Under this method, the acquired assets and liabilities have been accounted for at historical cost under US GAAP and the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if Unicom International and Unicom New World had always been part of our company.

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

Other than the above, there are no major material differences between HK GAAP and US GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2004 and 2003.  Taking into account the operating results of the acquired business and the disposed business, our combined operating revenue under US GAAP increased from RMB71.98 billion in 2003, to RMB79.39 billion in 2004, representing an increase of 10.3%.  Our net income under US GAAP decreased from RMB4.74 billion in 2003 to RMB4.71 billion in 2004, representing a decrease of 0.5%.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our results of operations in 2003 were materially affected by our acquisition of Unicom New Century effective December 31, 2002.  In particular, our operating revenue and operating expenses increased significantly in 2003. This was primarily due to the inclusion of the results of operations of Unicom New Century.  By comparison, our results in 2002 did not include the results of operations of Unicom New Century.  As result, our results of operations in 2003 are not directly comparable with those in prior years.  See “- Acquisitions of Unicom New Century, Unicom New World and Unicom International and the Sale of Guoxin Paging” above.  See also “A. The History and Development of the Company - Restructuring and Acquisition of Unicom New Century” under Item 4 above.

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

Due to factors discussed below, in 2003 our operating expenses grew 77.8%.  As a result, our operating income increased by 16.3% to RMB8.51 billion, while our operating margin decreased to 12.6%, as compared with 18.0% in 2002.  Operating margin in our GSM cellular business decreased from 27.2% in 2002 to 21.2% in 2003.  Our CDMA business continued to grow during the year.  In our long distance business, operating income decreased 31.6% in 2003 and operating margin, at 30.6% in 2003, decreased from 36.8% in 2002.  In our data and Internet businesses, operating income increased by 95.3% over 2002.  Our traditional paging business continued to decline, and despite our focus on cost reduction and development of new value-added paging services, it still experienced an operating loss in 2003.

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

GSM Cellular Business  Operating revenue from our GSM cellular business increased by 46.5%, from RMB28.11 billion in 2002 to RMB41.17 billion in 2003, primarily due to the continued increase in the total number of our total GSM cellular subscribers as a result of organic subscriber growth and the effect of our acquisition of Unicom New Century.  As a result of continuing cellular penetration expansion, an increase in the proportion of low-usage subscribers among new subscribers, an increased number of pre-paid subscribers, and increasing market competition negatively affecting effective pricing, ARPU from this business declined 15.8%, from RMB67.3 in 2002 to RMB56.7 in 2003.  Post-paid ARPU decreased by 19.5%, from RMB82.2 in 2002 to RMB66.2 in 2003, while pre-paid ARPU decreased by 15.0%, from RMB54.1 in 2002 to RMB46.0 in 2003.  The average MOU per subscriber per month increased 5.0%, from 165.5 minutes in 2002 to 173.7 minutes in 2003.  The foregoing operational statistics do not include the effects of the acquisition of Unicom New World.

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

While continuing to meet the diverse needs of our customers in the mass market, our GSM cellular business aims to actively pursue mid- to high-end customers through the development and promotion of value-added services.  Revenue from our GSM value-added cellular services increased 146.4%, from RMB0.84 billion in 2002 to RMB2.07 billion in 2003.  Its share of total GSM service revenue increased from 3.1% in 2002 to 5.0% in 2003.  Of the total revenue from GSM value-added cellular services, revenue from short messaging services increased 197.8% from RMB0.46 billion in 2002 to RMB1.37 billion in 2003, and its share of total GSM service revenue grew from 1.7% in 2002 to 3.4% in 2003.  Revenue from value-added services contributed significantly to the increase of our total GSM cellular revenue.

CDMA Cellular Business.  We began to provide CDMA cellular services on a trial basis on January 8, 2002.  Since then, our CDMA subscriber base has expanded rapidly as the market became more familiar with our CDMA services.  In 2003, the growth in our CDMA subscriber base greatly boosted revenue from the CDMA cellular business.  Operating revenue from our CDMA cellular business reached RMB18.58 billion in 2003, a 409.3% increase over RMB3.65 billion in 2002.  This increase was primarily due to the rapid expansion of our CDMA cellular business as well as the effect of including revenue attributable to Unicom New Century, which we acquired effective December 31, 2002.  Our CDMA marketing strategy, which seeks to differentiate our CDMA services from our GSM services, has resulted in a rapid increase in the CDMA subscriber base, while successfully positioning the CDMA business in the marketplace as “enterprise, infotainment, health-conscious and trendy” services.  ARPU for our CDMA cellular business reached RMB128.4 in 2003, RMB62.2 higher than the ARPU of RMB66.2 for GSM post-paid cellular services.

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

With the introduction of our CDMA 1X wireless data services in March 2003, we are also actively developing our CDMA wireless data business, by making efforts to convert the competitive edge of the CDMA technology into a competitive edge in operations in order to enhance competitiveness in the market and our appeal to subscribers.  Revenue from value-added CDMA cellular services reached RMB0.78 billion in 2003, an increase of 875.0% from RMB0.08 billion in 2002, and accounted for 4.7% of total service revenue from the CDMA cellular business, an increase of 2.2% from 2002.

Long Distance and Data and Internet Revenue

Operating revenue from our long distance and data and Internet businesses reached RMB5.73 billion, an increase of 2.8% from 2002.

Long Distance Business.  Operating revenue from our traditional public switched long distance business decreased by 17.7%, from 2002 to RMB2.29 billion in 2003.  Such decrease was primarily due to the decrease in interconnection revenue from Unicom New Century caused by our acquisition of Unicom New Century.

Data and Internet Business.  We fully leveraged the technological advantage of our multi-businesses integrated network platform.  Along with effectively expanding international and domestic call volume for IP telephony services, we targeted business subscribers and corporate subscribers in promoting services with distinctive features such as “UNI-VIDEO”, and we also targeted the mass market in promoting new services, such as “Ruyi Mailbox”.  At the same time, we continued to develop integrated data, voice and video connection services, and dedicated and dial-up connection services.  As a result of those efforts, revenue from our data and Internet businesses rose by 23.1% from 2002 to RMB3.44 billion in 2003.

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

Operating Expenses

Operating expenses in 2003 were RMB59.12 billion, representing an increase of 77.8%, which was greater than the 66.7% growth in operating revenue for the same period.  As discussed below, a 172.9% increase in leased lines and network capacities expenses, a 153.4% increase in selling and marketing expenses and a 83.3% increase in the interconnection charges were the primary factors in the increase in operating expenses. Due to the launch of our CDMA business, selling and marketing expenses (which included the amortized portion of deferred customer acquisition costs under special promotional packages with certain CDMA contractual subscribers) and leased lines and network capacities expenses (which included the expenses from the CDMA network leases) increased faster than our operating revenue in 2003.  In addition, as our various business segments continued to develop, interconnection charges also increased faster than our operating revenue in 2003 since the interconnection rates remain unchanged while our effective tariffs have been declining due to continued price competition.  Our operating expenses as a percentage of total revenue increased to 87.4% in 2003, as compared with 82.0% in 2002.

The table below illustrates the major expense items from 2001, 2002 and 2003 and their respective shares of total operating revenue.

	For the year ended December 31,
	2001		2002		2003
	RMB in million	% of Total Revenue	RMB in million	% of Total Revenue	RMB in million	% of Total Revenue
Total Operating Expenses	24,129	82.1%	33,253	82.0%	59,122	87.4%
Leased lines and network capacities	853	2.9%	1,583	3.9%	4,320	6.4%
Interconnection charges	2,073	7.1%	3,230	8.0%	5,921	8.7%
Depreciation and amortization	8,262	28.1%	11,256	27.7%	16,385	24.2%
Personnel	2,487	8.5%	3,335	8.2%	4,575	6.8%
Selling and marketing	3,613	12.2%	5,981	14.8%	15,157	22.4%
General, administrative and other expenses	5,499	18.7%	5,632	13.9%	9,112	13.5%
Include: Impairment loss and assets write-off of the Paging Business	665	2.3%	116	0.3%	557	0.8%
Cost of telecommunications products sold	1,342	4.6%	2,236	5.5%	3,652	5.4%

Leased Lines and Network Capacities. With the significant increase in our CDMA subscribers, the lease expense for CDMA network capacities increased 295.5%, from RMB0.89 billion in 2002 to RMB3.52 billion in 2003.  In addition, the effect of including leased line expenses for transmission lines used by Unicom New Century we acquired effective December 31, 2002 also contributed to the increase in our leased line expenses.  As a result, the aggregate amount of our leased line expenses and network capacity lease expenses increased to RMB4.32 billion, representing an increase of 173.4% from 2002.  Leased lines and network capacities expenses as a percentage of total operating revenue rose from 3.9% to 6.4% in 2003.

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

General, Administrative and Other Expenses. Our general, administrative and other expenses were RMB9.11 billion in 2003, which includes an impairment loss and assets write-off of the paging business in the amount of RMB0.56 billion.  Total expenses in this category increased by 61.8% from 2002.  Excluding the impairment loss and assets write-off of the paging business, total expenses for this category increased by 51.9% from 2002.  General, administrative and other expenses as a percentage of total operating revenue decreased from 13.9% in 2002 to 13.5% in 2003.  In 2003, the provision for doubtful debts was RMB1.75 billion, an increase of 80.4% from 2002. Provision for doubtful debts as a percentage of service revenue increased slightly from 2.5% in 2002 to 2.7% in 2003. This also gave rise to an increase in our general, administrative and other expenses.

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

GSM Cellular Business.  In our GSM cellular business, operating income reached RMB8.72 billion in 2003, which was an increase of 14.2% from 2002.  The growth in the operating income of our GSM cellular business was slower than the overall increase in our operating income, mainly reflecting the 15.8% decline in the ARPU for our GSM cellular business.  Our operating margin in the GSM cellular business decreased from 27.2% in 2002 to 21.2% in 2003.

CDMA Cellular Business.  We incurred a total operating loss of RMB0.29 billion in 2003 for our CDMA business as compared with the operating loss of RMB0.99 billion in 2002 reflecting improvement in performance as a result of continued subscriber growth of our CDMA business which commenced operation since January 2002.  After taking into consideration of the improper accounting recordings and errors we identified in our Jiangxi and Xinjiang branches as described in Item 15 “Controls and procedures”, the operating losses of our CDMA business for 2003 and 2002 would have been RMB0.42 billion and RMB1.00 billion, respectively.

Long Distance Business.  In our long distance business, operating income decreased 31.4%, from RMB1.02 billion in 2002 to RMB0.70 billion in 2003, primarily because of a reduction in the interconnection revenue after we acquired Unicom New Century in December 2002.  As a result, the operating margin in our long distance business, at 22.2% in 2003, decreased from 29.5% in 2002.

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

Impact of Differences between HK GAAP and US GAAP

In addition to the above management discussion and analysis of our results of the operation under HK GAAP between the years ended December 31, 2003 and 2002, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with US GAAP, we believe the following significant accounting differences between HK GAAP and US GAAP would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2003 and 2002 under US GAAP.  See also Note 40 to the consolidated financial statements for a more detailed summary of all significant accounting differences between HK GAAP and US GAAP that are relevant to us.

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

Other than the above, there are no major material differences between HK GAAP and US GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2003 and 2002. Taking into account the operating results of the acquired business and the disposed business, our combined operating revenue under US GAAP increased from RMB50.42 billion in 2002, to RMB71.98 billion in 2003, representing an increase of 42.8%. Our net income under US GAAP decreased from RMB5.04 billion in 2002 to RMB4.74 billion in 2003, representing a decrease of 6.0%.

Liquidity and Capital Resources

Working Capital and Cash Flows

As of the end of 2004, we had RMB4.66 billion of cash and cash equivalents and RMB0.66 billion of short-term bank deposits.  As of the end of 2004, we had negative working capital (current assets minus current liabilities) of RMB28.27 billion, compared to negative working capital of RMB21.66 billion at the end of 2003.  The decrease in working capital resulted primarily from (i) the increase in short-term bank loans to replace long-term bank loans; (ii) the cash payment for the acquisitions of Unicom International and Unicom New World; and (iii) increased indebtedness as a result of the indebtedness of the newly-acquired Unicom International and Unicom New World.  We believe that we will have access to financing, in particular bank financing in the PRC and elsewhere, which together with net cash inflows from operations will be sufficient to fund our capital and liquidity needs.

The following table sets forth cash inflows and outflows in 2002, 2003 and 2004.

	For the year ended December 31,
	2002	2003	2004
	(RMB in millions)

Net cash inflows from operating activities	13,054	22,565	23,819
Net cash outflows from investing activities	(5,166)	(19,051)	(18,958)
Net cash (outflows) inflows before financing activities	7,888	3,514	4,861
Net cash inflows (outflows) from financing activities	(11,868)	(8,778)	(9,401)
Net decrease in cash and cash equivalents	(3,980)	(5,264)	(4,540)

Net cash inflows from operating activities increased by 5.6%, from RMB22.57 billion in 2003 to RMB23.82 billion, mainly reflecting the growth in our business and reduction in our capital expenditure.

Net cash outflows from investing activities were RMB18.96 billion in 2004, compared to RMB19.05 billion in 2003.  This decrease in net cash outflows from investing activities in 2004 primarily resulted from our effort to control capital investment and reduce investment cost.

Net cash outflows from financing activities were RMB9.40 billion in 2004, an increase of 7.1% from the outflow of RMB8.78 billion in 2003, resulting primarily from an increase in repayment of short-term bank loans, from RMB10.28 billion in 2003 to RMB12.27 billion in 2004, partially offset by a decrease in repayment of long-term loans, from RMB18.50 billion in 2003 to RMB17.25 billion in 2004 as we attempted to further optimize our debt structure.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, assets, short-term and long-term debt, equity as well as debt-to-assets and debt-to-equity ratios as of the end of 2002, 2003 and 2004.

	As of December 31,
	2002	2003	2004
	(RMB in millions, except percentages)
Cash and cash equivalent and short-term bank deposits	19,259	10,133	5,317
Total assets	149,628	149,838	145,629
Short-term debt	15,330	18,173	20,015
Long-term debt	37,686	36,213	26,137
Minority interests	566	—	—
Shareholders’ equity	66,653	69,615	72,810
Debt-to-assets ratio(1)	44.6%	43.9%	38.8%
Debt-to-equity ratio(2)	80.4%	78.1%	63.4%

(1)          Debt-to-assets ratio = (long term debt + short term interest bearing debt + minority interests)/(long term debt + short term interest bearing debt + minority interests + shareholders’ equity).

(2)          Debt-to-equity ratio = (long term debt + short term interest bearing debt + minority interests)/shareholders’ equity.

Our debt-to-assets ratio decreased from 43.9% at the end of 2003 to 38.8% at the end of 2004.  Our debt-to-equity ratio decreased from 78.1% at the end of 2003 to 63.4% at the end of 2004.  The sum of our long-term and short-term interest bearing debt exceeded the amount of our cash and cash equivalents and short-term bank deposits by RMB40.83 billion as of December 31, 2004.  We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs.

Outstanding short-term and long-term bank loans, denominated in RMB or the U.S. dollar, decreased from RMB54.39 billion at the end of 2003 to RMB46.15 billion at the end of 2004 reflecting our effort to optimize our debt structure by paying off bank loans that have become due.  Our long-term bank loans generally bear floating interest rates that ranged from US$ LIBOR plus 0.28% to 0.44% per annum in 2004 with maturity through 2010.  The loan agreements do not include financial performance or other covenants which materially restrict our operations or those of CUCL or Unicom New World, our principal operating subsidiaries in China.  As of December 31, 2004, short-term bank loans of approximately RMB3.40 billion and long-term bank loans of approximately RMB6.78 billion were guaranteed by Unicom Group.

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

In February 2004, our operating entity, CUCL, entered into a US$500 million term loan facility with 12 financial institutions, which is repayable in three years at an interest rate of 0.40% over the US$ LIBOR per annum.

Contractual Obligations and Commercial Commitments

The following tables set forth the amount of our outstanding contractual cash obligations as of December 31, 2004.

	Payments Due by Period (RMB in millions)
Contractual Obligations	Total	Due in 2004	Due in 2005	Due in 2006	Due in 2007	Due in 2008	Due after 2008
Long-term bank Loans(1)	37,223	11,086	10,227	10,439	2,639	1,014	1,818
Finance lease obligations(2)	1,427	938	359	48	7	6	69
Capital Commitments(3)	6,537	6,537	—	—	—	—	—
Operating Leases(3)(4)	9,663	6,681	622	507	390	396	1,068
Other Commitments(3)(5)	1,968	1,968	—	—	—	—	—
Total obligations	56,818	27,210	11,208	10,994	3,036	1,416	2,955

(1)          See consolidated financial statements, Note 27 “Long-term Bank Loans”.

(2)          See consolidated financial statements, Note 28 “Obligations Under Finance Leases”.

(3)          See consolidated financial statements, Note 36 “Contingencies and Commitments”.

(4)          The operating leases commitment as disclosed above include the CDMA network capacity leasing arrangement entered into with Unicom Group and its subsidiary Unicom Horizon by our wholly-owned subsidiaries, CUCL (including Unicom New Century, which was merged into CUCL on July 20, 2004) and Unicom New World, in our cellular service areas.  See “Critical Accounting Policies – Lease of CDMA Network Capacity” under Item 5; “B. Business Overview – Cellular Services – CDMA Cellular Services - Our Lease of CDMA Networks from Unicom Group” under Item 4, “B. Related Party Transactions – Leasing of CDMA Network Capacity” under Item 7 and Note 36(b) “Contingencies and Commitments – Operating Lease Commitment” to the consolidated financial statements for details.

(5)          Other commitments represented our commitment to purchase CDMA handsets from vendors.  See Note 36(c) “Contingencies and Commitments – Commitment to purchase CDMA handsets” to the consolidated financial statements for details.

Off-balance Sheet Arrangements

As of December 31, 2004, we did not have any off-balance sheet arrangements.

Capital Expenditures

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated.  Actual future capital expenditures may differ from the amounts indicated below.

	For the years ended December 31,
	2003	2004	2005
	(RMB in billions)
Cellular(1)	8.91	6.40	7.59
Long distance, data and Internet	2.13	1.34	1.22
Transmission network(2)	4.55	3.06	3.05
Paging(3)	0.04	-	—
Others(4)	4.13	7.59	6.37
Total	19.76	18.39	18.23

(1)          The capital expenditures for 2003 reflect capital expenditures for our cellular business in 21 provinces, municipalities and autonomous regions; and capital expenditures for 2004 onwards represent 30 provinces, municipalities and autonomous regions, including the 9 provinces and autonomous regions which we acquired at the end of 2003.

(2)          Expenditures on transmission network refers to investment in the inter-province and intra-province backbone transmission network, the local network and the access network.

(3)          We sold the paging business to Unicom Group on December 31, 2003.

(4)          Other expenditures represent investment in telecom equipment buildings, supporting systems and miscellaneous items.

Capital expenditures in 2004 totaled RMB18.39 billion.  Capital expenditures attributable to the GSM cellular business, the long distance, data and Internet businesses, the transmission network and other projects were RMB6.40 billion, RMB1.34 billion, RMB3.06 billion, and RMB7.59 billion, respectively.  Expenditures for other projects were mainly related to the set-up of the billing, customer service and information system, office building, construction of integrated access network and miscellaneous purchases.

Projected capital expenditures for 2005 is RMB18.23 billion, which will be used mostly for improving the GSM network and constructing network infrastructure.

We expect to primarily fund our capital expenditure needs with cash generated from operating activities.  See “D. Risk Factors – Risks Relating to Our Business – Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability” under Item 3.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with HK GAAP, which differs in certain material respects from US GAAP.  Significant differences relate primarily to the effect of the acquisitions of Unicom New Century, Unicom New World and Unicom International and the sale of Guoxin Paging, treatments of the upfront non-refundable revenue and the related direct incremental costs, employees’ housing benefits, revaluation of properties performed in connection with the reorganization, impairment of long-lived assets and goodwill, and additional disclosure requirements for share options scheme and measurement of costs in investment in equity securities.  Reconciliation between HK GAAP and US GAAP which affect our net income and shareholders’ equity arising from the aforementioned differences are included in Note 40 to the consolidated financial statements included in this annual report.  In addition, additional disclosures on the condensed financial information under US GAAP, including condensed statements of income, changes in shareholders’ equity and cash flows information, as well as condensed balance sheets information and other additional financial information which have been restated for relevant periods presented to reflect the impact of the effects of the acquisitions of Unicom New Century, Unicom New World and Unicom International and the sale of Guoxin Paging under common control are included in Note 40 to the consolidated financial statements presented in this annual report.

Item 6.  Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Chang Xiaobing	48	Chairman of the Board of Directors; Executive Director; Chief Executive Officer
Shang Bing	49	Executive Director; President
Tong Jilu	47	Executive Director; Chief Financial Officer
Zhao Le	49	Executive Director; Vice President
William Lo Wing Yan	44	Executive Director; Vice President
Ye Fengping	41	Executive Director; Vice President
Liu Yunjie	62	Non-Executive Director
Wu Jinglian	75	Independent Non-Executive Director
Shan Weijian	51	Independent Non-Executive Director
Linus Cheung Wing Lam	56	Independent Non-Executive Director

Chang Xiaobing was appointed in December 2004 as an Executive Director, Chairman of the Board of Directors and Chief Executive Officer of our company.  Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received an MBA degree from Tsinghua University in 2001.  From 1992 to 2000, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu PT, a Deputy Director General of the Directorate General of Telecommunications, or DGT, of the MPT and a Deputy Director General and Director General of the Department of Telecommunications Administration of the MII.  From 2000 to October 2004, Mr. Chang served as Vice President of China Telecom Group and, since 2002, an executive director and President of China Telecom Corporation Limited.  Mr. Chang was appointed the Chairman of Unicom Group in November 2004.  Mr. Chang also serves as the Chairman of the A Share Company and CUCL, respectively.  Mr. Chang has 22 years of operational and managerial experience in the telecommunications industry in China.

Shang Bing was appointed in November 2004 as an Executive Director and President of our company responsible for our day-to-day management and operations.  Mr. Shang, a senior economist, graduated in 1982 from Shenyang Chemical Industry Institution with degree in Chemical Industry and received an MBA degree from New York State University of USA.  From 1986 to 1998, Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, Deputy General Manager and General Manager of Economic Technology Development Company in Liaoning Province.  Mr. Shang joined Unicom Group in August 1998.  From 1998 to 2001, Mr. Shang served as Deputy General Manager and General Manager of Unicom Group Liaoning Branch.  Mr Shang was appointed as Vice President of Unicom Group in March 2001 and subsequently became a Director and Vice President of Unicom Group in September 2003.  Mr. Shang was appointed the President of Unicom Group in November 2004.  At present, Mr. Shang is also a Director of Unicom Group, a Director and President of the A Share Company and a Director and President of CUCL.  Mr. Shang has extensive management experience and knowledge in telecommunications operations.

Tong Jilu was appointed in February 2004 as an Executive Director and Chief Financial Officer of our company. He assists the President in handling issues relating to finance. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He holds a Master Degree in International Management from National University of Australia; and is an Executive Director of the Association of Chief Accountants in China. From August 1989 to October 1998, he served as Chief Economist, Deputy Director and later Director of the Finance Bureau of the Posts and Telecommunications Administration of Liaoning Province. From November 1998 to June 2000, Mr. Tong served as Deputy Director General of the Posts and Telecommunications Administration and the Posts Office of Liaoning Province. Mr. Tong joined Unicom Group in July 2000 and served as Chief Accountant of Unicom Group from July 2000 to February 2001. Since March 2001, Mr. Tong has served as Vice President of Unicom Group. He is now a Director and Chief Accountant of Unicom Group, a Director of A Share company, and a Director and Vice President of CUCL.  Mr. Tong has extensive experience in telecommunications management and finance management of listed companies.

Zhao Le was appointed in February 2004 as an Executive Director and Vice President of our company. He assists the President in managing day-to-day operations. Mr. Zhao is a senior engineer, graduated in 1989 from the Schools of Economics & Management at Tsinghua University with Master Degree in Industrial Management. From 1990 to 1992, Mr. Zhao served as the Station-In-Charge of the Earth Station of Satellite Communication of Long Distance Telecommunication Bureau of Shanghai. From 1992 to 1994, Mr. Zhao served as Deputy Chief Economist of Long Distance Telecommunication Bureau of Shanghai. From 1995 to 1998, Mr. Zhao served as Director of the Planning Department of the Posts and Telecommunications Administration of Shanghai. Mr. Zhao joined Unicom Group since 1999. From 1999 to 2003, he served as General Manager of China Unicom Shanghai Branch. Mr. Zhao is now the Chairman of China United Telecommunications (Hong Kong) Ltd., Executive Director and Vice President of China Unicom (Hong Kong) Group Limited and a Director of Unicom International.  Mr. Zhao has been in the management role of telecommunications operations for a long period and has extensive telecommunications management experience.

William Lo Wing Yan was appointed in July 2002 as an Executive Director and Vice President of our company.  Mr. Lo assists the President in handling investor relations and issues relating to international co-operation.  Mr. Lo graduated from Cambridge University in 1987, with a PhD degree in Genetic Engineering. From 1988 to 1990, Mr. Lo was a management consultant with McKinsey & Company. From 1994 to 1998, Mr. Lo was the Founding Managing Director of Hongkong Telecom IMS Limited.  From 1998 to 1999, Mr. Lo served as Chief Executive Officer of Citibank’s Global Consumer Banking Business for Hong Kong and Macau. Mr. Lo serves as a non-executive director on the board of a number of publicly listed companies in Hong Kong and New York, including Softbank Investment International Ltd, Vartronix International Ltd, Ocean Grand Chemicals Holdings Ltd, Superdata Software Holdings Ltd, I.T Ltd, Capital Publications Ltd, Panorama International Holdings Ltd and Nam Tai Electronics, Inc. In 1999, Mr. Lo was appointed as a Justice of the Peace (JP) of Hong Kong. In 2003, Mr. Lo was appointed as Committee Member of Shantou People’s Political Consultative Conference. Mr. Lo has extensive work experience and management expertise in the areas of information technology, telecommunications and banking industry.

Ye Fengping was appointed in January 2003 as an Executive Director and Vice President of our company. Mr. Ye assists the President in handling general administration and media relations. Mr. Ye, a senior engineer, graduated from Nanjing Posts and Telecommunications Institution in 1984, with a major in Telecommunications Engineering and obtained a Master of Business Administration degree from the University of Minnesota’s Carlson School in 2004. From 1984 to 1998, Mr. Ye worked for the Shenzhen Posts and Telecommunications Bureau and once served as Deputy Department Head in the Materials Management Department and General Manager of the Materials Supply Company of the Bureau. From 1998 to 2000, Mr. Ye worked for the Shenzhen Telecommunications Bureau as Chief of the Corporate Development Department. Mr. Ye joined China Unicom in April 2000 as Deputy General Manager and later General Manager of China Unicom Corporation Limited’s Shenzhen Branch. He also served as Deputy General Manager of China Unicom Corporation Limited’s Guangdong Branch and General Manager of the Sales and Marketing Department of Unicom Group.  Currently, Mr. Ye is also a Director and President of Unicom International.  Mr. Ye has over twenty years of experience in the telecommunications industry and extensive experience in marketing planning and management.

Liu Yunjie was appointed in February 2004 as a Non-Executive Director of our company.  Mr. Liu is a professor level senior engineer and graduated from the Department of Applied Physics at Beijing University in 1968. From 1983 to 1995, Mr. Liu served as Deputy Director General and later Director General of the Institute of Data Communication Research of the MPT.  From 1995 to 1998, Mr. Liu served as Deputy Director General of the Directorate General of Telecommunications and as Director General of the Bureau of Data Communications of the MPT.  Mr. Liu was also President of the Institute of Postal Science Research and Planning of the MPT from 1998 to 1999. Since April 1999, Mr. Liu has served as the Chief Engineer and later Vice President of Unicom Group.  Mr. Liu was Vice President of our company from May 2000 to January 2004.  He is now a director of the A Share Company.  Mr. Liu has extensive experience in telecommunications technology and management, particularly in the area of data communications.

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

Shan Weijian was appointed in May 2003 as an Independent Non-Executive Director of our company.  Mr. Shan is the Co-Managing Partner of Newbridge Capital.  Mr. Shan serves on the boards of Bank of China (Hong Kong), Korea First Bank, Taiwan Cement Corporation International, Baoshan Iron and Steel, among others.  Before joining Newbridge, Mr. Shan was a Managing Director at J.P. Morgan.  Prior to J.P. Morgan, he was a professor at the Wharton School of University of Pennsylvania.  His earlier employers include the World Bank, Grahman and James, a law firm based in San Francisco, and Beijing University of International Business and Economics.  Mr. Shan holds a Ph.D. from the University of California-Berkeley.

Linus Cheung Wing Lam was appointed in May 2004 as an Independent Non-Executive Director of our company.  Prior to his appointment, Mr. Cheung was Deputy Chairman of PCCW Limited.  Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited (Hongkong Telecom), Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom.  Mr. Cheung also worked at Cathay Pacific Airways for 23 years before departing as Deputy Managing Director.  In 1990 he was appointed an Official Justice of the Peace and in 1992 he was appointed a Non-official Justice of the Peace.  Mr. Cheung is currently a member of the Chinese People’s Political Consultative Conference for the Tianjin Municipal Government.  He received a bachelor’s of social science degree with honors and a diploma in Management Studies from the University of Hong Kong.  Mr. Cheung is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

B.                                    Compensation

The aggregate compensation paid by us to our directors and executive officers as a group in 2004 was approximately RMB16.64 million, including retirement and other benefits.  Each of our executive directors and executive officers enters into a bonus agreement with us that ties the amount of bonus the director or officer will receive at the end of a year to our operating results of the year and the job performance of the director or officer.  Some of our directors and executive directors also hold options to purchase shares in our company.  See “E.  Share Ownership” below for detailed descriptions of our share option schemes and options granted to our directors and executive officers as well as compensation for the year 2004.

C.                                    Board Practices

General

Pursuant to our Articles of Association, at each annual general meeting, one-third of our directors retire from office by rotation except for any director holding office as Chairman or Chief Executive Officer.  The retiring Directors are eligible for re-election.  The Board may at any time appoint a new director to fill a vacancy or as an additional director.  The Board may also appoint and remove our executive officers.  No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreements.  The following table sets forth certain information concerning our current directors and former directors who served as directors in 2004.

Name	Appointment Date	Re-appointment Date	Resignation Date
Current Directors
Chang Xiaobing	December 21, 2004	—	—
Shang Bing	November 5, 2004	May 12, 2005	—
Tong Jilu	February 1, 2004	May 12, 2004	—
Zhao Le	February 1, 2004	May 12, 2004 and May 12, 2005	—
Lo Wing Yan, William	July 8, 2002	May 12, 2003 and May 12, 2004	—
Ye Fengping	January 2, 2003	May 12, 2003 and May 12, 2004	—
Liu Yunjie	February 1, 2000	May 12, 2004	—
Cheung Wing Lam, Linus	May 12, 2004	—	—
Wu Jinglian	April 20, 2000	May 13, 2002, May 12, 2004 and May 12, 2005	—
Shan Weijian	May 12, 2003	May 12, 2005	—
Former Directors
Wang Jianzhou	—	—	November 5, 2004
Shi Cuiming	—	—	February 1, 2004
Ge Lei	—	—	February 1, 2004
Lee Hon Chiu	—	—	May 12, 2004
Craig O. McCaw	—	—	May 12, 2005
C. James Judson (Alternate Director to Craig O. McCaw)	—	—	May 12, 2005

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

As of May 31, 2005, the members of the audit committee are Shan Weijian, Wu Jinglian and Linus Cheung Wing Lam.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of share options and other matters relating to compensation.  In particular, the remuneration committee makes recommendations to the Board on executive compensation.  The primary duties of the remuneration committee are to make recommendations to the Board regarding the remuneration structure of the executive directors and to determine specific remuneration packages for the executive directors on behalf of the board. The remuneration committee is also responsible for operating our employee share option scheme and any other incentive scheme as they apply to the executive directors, including determining the granting of options to executive directors.  As of May 31, 2005, the members of the remuneration committee are Wu Jianlian, Chairman of the committee, Liu Yunjie and Linus Cheung Wing Lam.

D.                                    Employees

As of December 31, 2004, we had 39,589 employees, which was similar to the 38,728 employees of our company at the end of 2003 (including employees in the nine provinces, autonomous regions and municipalities we acquired through Unicom New World at the end of 2003).  These employees are classified by function as follows:

By Function	Number of Employees
Management and administration	6,267
Other general administration	7,035
Marketing and sales	11,749
Technical, engineering and network maintenance	10,828
Retail and customer service	1,362
General support	2,348
Total	39,589

By Business Segment	Number of Employees
Cellular	33,141
GSM	22,297
CDMA	10,844

Long distance	2,181
Data and Internet	4,267
Total	39,589

As of December 31, 2004, we also employed approximately 62,600 temporary employees.

E.                                    Share Ownership

As of May 31, 2005, our directors and executive officers as a group do not own any shares in our company.

As of May 31, 2005, our directors and executive officers as a group hold options for 7,519,400 shares, or less than 0.1% of our issued and outstanding share capital, including the following options granted under our pre-global offering share option scheme and share option scheme:

Options granted under the share option scheme

Name	Number of Shares Covered		Expiration Date	Exercise Price	Consideration Paid	Compensation for 2004 (RMB)
Chang Xiaobing(1)	526,000	*	December 20, 2010	HK$6.20	HK$1.00	77,000

Shang Bing(2)	292,000		July 9, 2008	HK$6.18	HK$1.00	553,000
	292,000		May 20, 2009	HK$4.30	HK$1.00
	292,000	*	July 19, 2010	HK$5.92	HK$1.00
	128,000	*	December 20, 2010	HK$6.20	HK$1.00

Tong Jilu	292,000		July 9, 2008	HK$6.18	HK$1.00	2,562,000
	292,000		May 20, 2009	HK$4.30	HK$1.00
	292,000		June 21, 2010	HK$15.42	HK$1.00
	292,000	*	July 19, 2010	HK$5.92	HK$1.00

Zhao Le	136,000 204,000 272,000	*	July 9, 2008 May 20, 2009 July 19, 2010	HK$6.18 HK$4.30 HK$5.92	HK$1.00 HK$1.00 HK$1.00	1,996,000

Lo Wing Yan, William	176,000 262,000	*	May 20, 2009 July 19, 2010	HK$4.30 HK$5.92	HK$1.00 HK$1.00	2,392,000

Ye Fengping	132,000 204,000 136,000 262,000		July 9, 2008 May 20, 2009 June 21, 2010 July 19, 2010	HK$6.18 HK$4.30 HK$15.42 HK$5.92	HK$1.00 HK$1.00 HK$1.00 HK$1.00	2,177,000

Liu Yunjie	292,000 292,000	*	May 20, 2009 July 19, 2010	HK$4.30 HK$5.92	HK$1.00 HK$1.00	292,000

Wu Jinglian	292,000 292,000 292,000	*	July 9, 2008 May 20, 2009 July 19, 2010	HK$6.18 HK$4.30 HK$5.92	HK$1.00 HK$1.00 HK$1.00	319,000

Shan Weijian	292,000 292,000	*	May 20, 2009 July 19, 2010	HK$4.30 HK$5.92	HK$1.00 HK$1.00	319,000

Cheung Wing Lam, Linus	292,000	*	July 19, 2010	HK$5.92	HK$1.00	203,000

Wang Jianzhou(3)(8)	420,000 420,000 526,000	*	July 9, 2008 May 20, 2009 July 19, 2010	HK$6.18 HK$4.30 HK$5.92	HK$1.00 HK$1.00 HK$1.00	2,214,000

Craig O. McCaw(4)(8)	292,000 292,000 292,000	*	July 9, 2008 May 20, 2009 July 19, 2010	HK$6.18 HK$4.30 HK$5.92	HK$1.00 HK$1.00 HK$1.00	319,000

Shi Cuiming (5)(8)	396,000 396,000		July 9, 2008 May 20, 2009	HK$6.18 HK$4.30	HK$1.00 HK$1.00	3,073,000

Ge Lei (6)(8)	292,000 292,000		July 9, 2008 May 20, 2009	HK$6.18 HK$4.30	HK$1.00 HK$1.00	27,000

Lee Hon Chiu (7)(8)	292,000 292,000		July 9, 2008 May 20, 2009	HK$6.18 HK$4.30	HK$1.00 HK$1.00	116,000

(1)          Mr. Chang was appointed as Chairman and Chief Executive Officer of our company in December 2004.

(2)          Mr. Shang was appointed as Executive Director and President of our company in November 2004.

(3)          Mr. Wang resigned as Chairman, Chief Executive Officer and President of our company on November 5, 2004.

(4)          Mr. McCaw resigned as director of our Company on May 12, 2005.

(5)          Mr. Shi Cuiming resigned as Executive Director and Executive Vice President on February 1, 2004.

(6)          Mr. Ge Lei resigned as Non-Executive Director on February 1, 2004.

(7)          Mr. Lee Hon Chiu resigned as Independent Non-Executive Director on May 12, 2004.

(8)          For the directors who resigned during the year 2004, the numbers of options indicated represent the numbers of options held by the respective directors as of their dates of resignation.

*                 Granted in 2004.

Options granted under the pre-global offering share option scheme

Name	Number of Shares Covered	Expiration Date	Subscription Price	Consideration Paid
Shang Bing	204,400	June 21, 2010	HK$15.42	HK$1.00
Liu Yunjie	292,600	June 21, 2010	HK$15.42	HK$1.00
Zhao Le	204,400	June 21, 2010	HK$15.42	HK$1.00
Wang Jianzhou(1)	396,200	June 21, 2010	HK$15.42	HK$1.00
Shi Cuiming(2)	396,200	June 21, 2010	HK$15.42	HK$1.00
Ge Lei(3)	292,600	June 21, 2010	HK$15.42	HK$1.00

(1)          Mr. Wang resigned as Chairman, Chief Executive Officer and President of our company on November 5, 2004.

(2)          Mr. Shi Cuiming resigned as Executive Director and Executive Vice President on February 1, 2004.

(3)          Mr. Ge Lei resigned as Non-Executive Director on February 1, 2004.

Stock Incentive Schemes

We retained a compensation consulting firm to help us design stock incentive schemes that align the interests of our management and employees with those of our shareholders and link their compensation with our operating results and share performance.

Share Option Scheme.  We adopted a share option scheme on June 1, 2000 and amended the scheme on May 13, 2002.  The amended scheme provides for the grant of options to our employees, including executive directors and non-executive directors.  Any grant of share options to a “connected person” (as defined in the Listing Rules of the Hong Kong Stock Exchange) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option.  We plan to grant options that cover a total number of ordinary shares not exceeding 10% of the total number of our issued and outstanding shares as of May 13, 2002.  The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date.  The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the nominal value of the shares; (ii) the closing price of the shares on the Hong Kong Stock Exchange on the grant date in respect of such option; and (iii) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the grant date.  As of May 31, 2005, 6,818,000 options granted by us were outstanding and held by 10 directors and approximately 2,500 of our employees.  As of May 31, 2005, 9,226,000 options with an exercise price of HK$6.18, 164,000 options with an exercise price of HK$5.92, 88,000 options with an exercise price of HK$4.65 and 6,891,200 options with an exercise price of HK$4.30 had been exercised.

Pre-Global Offering Share Option Scheme.  We also adopted a pre-global offering share option scheme on June 1, 2000.  As of May 31, 2005, 701,400 options granted by us were outstanding and held by 3 directors and approximately 250 of our employees.  We do not expect to grant further options under this scheme.  On May 13, 2002, this scheme was amended along with the amendment of the share option scheme described above.  The amended terms of the pre-global offering share option scheme are substantially the same as the share option scheme, except for the following:

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

As of December 31, 2004, no options granted under this scheme had been exercised.

Item 7.  Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

As of May 31, 2005, our controlling shareholder, Unicom Group, through its 17.91% direct interest in Unicom BVI, and its majority-owned subsidiary, China United Telecommunications Corporation Limited, which in turn holds 82.09% of Unicom BVI, beneficially owned 9,725,000,020 shares of Unicom, or 77.37% of our total outstanding shares.  See “A. History and Development of the Company” under Item 4 above.  Unicom Group is controlled by the Ministry of Finance and a group of approximately fifteen companies, most of which are state-owned enterprises in China.  Shares owned by Unicom Group do not carry voting rights different from our other issued shares.

As of May 31, 2005, most of our record shareholders were located outside of the United States.  In addition, as of May 31, 2005, there were approximately 24 million ADSs outstanding, each representing 10 shares and together representing 1.90% of our total outstanding shares or 8.44% of our total outstanding shares not held by our controlling shareholder.

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

•                                          agreements relating to the acquisition of Unicom International from Unicom Group;

•                                          provision of ongoing telecommunications and ancillary services and premises;

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

Agreements Relating to the Restructuring in Connection with Our Initial Public Offering

The Reorganization Agreement

In relation to the restructuring in connection with our initial public offering, our wholly-owned subsidiary, CUCL, entered into a reorganization agreement with Unicom Group dated April 21, 2000.  This agreement includes the following terms:

(a)                                  Unicom Group’s agreement to transfer to CUCL the assets and liabilities attributable to the businesses as described “A. History and Development of the Company – The Restructuring of Unicom Group and Our Initial Public Offering in 2000” under Item 4,

(b)                                 mutual warranties and indemnities given by Unicom Group and CUCL in relation to the assets and liabilities transferred to CUCL and in relation to the restructuring,

(c)                                  undertakings by Unicom Group in favor of CUCL, including undertakings:

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

Agreements relating to the Restructuring in connection with Acquisition of Unicom New Century from Unicom Group

The Reorganization Agreement

In relation to the restructuring in connection with the acquisition by us of Unicom New Century from Unicom Group, Unicom Group entered into a reorganization agreement with Unicom New Century, dated November 18, 2002.  This agreement includes the following terms:

(a)                                  Unicom Group’s agreement to transfer to Unicom New Century the assets and liabilities attributable to the businesses as described in “A. History and Development of the Company - Restructuring and Acquisition of Unicom New Century” under Item 4;

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

Agreements relating to the Acquisition of Unicom International from Unicom Group

In relation to the acquisition by us of Unicom International from Unicom Group, we and China Unicom (Hong Kong) Group Limited, which is a indirectly wholly-owned beneficiary of Unicom Group, entered into a conditional sale and purchase agreement, dated July 28, 2004.  This agreement includes the following terms:

(a)                                  China Unicom (Hong Kong) Group Limited’s agreement to transfer all of its equity interest in Unicom International to us;

(b)                                 our agreement to pay China Unicom (Hong Kong) Group Limited a cash consideration in the amount of HK$37,159,995.77; and

(c)                                  warranties given by China Unicom (Hong Kong) Group Limited to us in relation to Unicom International.

Provision of Ongoing Telecommunications and Ancillary Services and Premises

We had entered into a number of service arrangements with Unicom Group and/or its subsidiaries with respect to provision of ongoing telecommunications and ancillary services between Unicom Group and us, including leasing of satellite transmission capacity, supply of international telecommunication network gateway services, supply of various telephone cards, supply of equipment procurement services, supply of cellular subscriber services, supply of customer services, supply of agency services, leasing of transmission line capacity and interconnection and roaming arrangements, as well as provision of premises.

On March 24, 2005, we and Unicom Group entered into a comprehensive services agreement, or the New Comprehensive Services Agreement, a comprehensive operator services agreement, or the New Comprehensive Operator Services Agreement, and a premises leasing agreement, or the New Guoxin Premises Leasing Agreement, to replace the previous service arrangements between Unicom Group and us.

Each of the New Comprehensive Services Agreement, the New Comprehensive Operator Services Agreement and the New Guoxin Premises Leasing Agreement has an initial term of two years commencing on January 1, 2005 and is renewable for further two-year terms at our option.

Leasing of Satellite Transmission Capacity

We lease satellite transmission capacity from a 95.00% owned subsidiary of Unicom Group.  We use this capacity to supplement our long distance network.

That subsidiary of Unicom Group and CUCL previously entered into a satellite transmission channel leasing agreement, dated May 25, 2000.  Under that agreement, payments for leasing of satellite transmission capacity were calculated on the basis of tariffs set by the MII.  We paid the minimum applicable tariff for the relevant volume and duration less a discount of up to 10%.  The discount would not be less than that offered to any third party leasing similar transmission capacity.  The total leasing charges for satellite transmission capacity for 2004 were approximately RMB14.15 million.

The New Comprehensive Services Agreement, which replaced the satellite transmission channel agreement, contains similar terms with respect to the lease of satellite transmission capacity.

Supply of International Telecommunication Network Gateway Services

Unicom Group provides us with access to international connections for our international long distance service through its international telecommunication network gateways.  CUCL and Unicom Group previously entered into a services agreement, dated May 25, 2000, under which Unicom Group agreed to supply international telecommunication network gateway services to us.  Unicom Group has undertaken not to supply international telecommunication network gateway services to third parties.  The charges for these services were based on Unicom Group’s cost of operation and maintenance of the international telecommunication network gateway facilities, including depreciation, plus a margin of 10% over cost.  We retained all revenues generated by our international long distance service.  Total charges for the supply of international telecommunication network gateway services in 2004 were approximately RMB17.06 million.

The New Comprehensive Services Agreement contains similar terms with respect to the supply of international telecommunication network gateway services.

Supply of Telephone Cards

Each of CUCL, Unicom New Century and Unicom New World previously entered into a services agreement with Unicom Group, dated May 25, 2000, November 20, 2002 and November 20, 2003 respectively, to provide for a telephone cards supply arrangement under which, Unicom Group agreed through its subsidiary, Unicom Xingye, to supply various kinds of telephone cards, including SIM cards, UIM cards, IP telephony cards and rechargeable calling cards, to us.  Charges for the supply of these cards were based on the actual cost incurred by Unicom Xingye in supplying the cards plus a margin over cost to be agreed upon from time to time, but in any case not to exceed 20%, subject to specified volume discounts.  Under these three services agreements, prices and volumes would be reviewed by the parties on an annual basis.  Total charges for the supply of telephone cards for 2004 were approximately RMB1.09 billion.

The New Comprehensive Services Agreement contain similar terms with respect to the supply of telephone cards.

Supply of Equipment Procurement Services

Prior to the restructuring in connection with our initial public offering, Unicom Import and Export Co. Ltd., a 95.0% direct subsidiary of Unicom Group, handled most procurement of foreign and domestic telecommunications equipment and other materials required for construction of Unicom Group’s networks.  Each of CUCL, Unicom New Century and Unicom New World previously entered into a services agreement with Unicom Group, dated May 25, 2000, November 20, 2002 and November 20, 2003 respectively, to provide for this procurement service arrangement under which we were allowed to continue to use Unicom Group’s procuring service at the rate of:

•                                          0.7% of the contract value in the case of imported equipment, or

•                                          0.5% of the contract value in the case of domestic equipment.

These three agreements were amended on November 22, 2004 so that with effect from July 1, 2004, the above rates were lowered as follows:

•                                          0.55% of the contract value of those contracts under US$30 million (including US$30 million) and 0.35% of the contract value of those procurement contracts over US$30 million, in the case of imported equipment, or

•                                          0.25% of the contract value of those contracts under RMB200 million (including RMB 200 million) and 0.15% of the contract value of those contracts over RMB 200 million, in the case of domestic equipment.

In addition, pursuant to this amendment on November 22, 2004, Unicom Group agreed to indemnify us for any loss caused by any negligence, default, act or omission of Unicom Group or Unicom Import and Export Co. Ltd. up to an amount equal to the total amount of agency services fees paid to Unicom Group under the three agreements.  Our total payment to Unicom Group for equipment procurement services for 2004 was approximately RMB17.76 million.

Under the New Comprehensive Services Agreement, Unicom Group agreed to provide us comprehensive procurement services at the same rates as those applied with effect from July 1, 2004 pursuant to the November 22, 2004 amendment mentioned above.

In addition, under the New Comprehensive Services Agreement, Unicom Group has continued to agree to indemnify us for any loss caused by any negligence, default, act or omission of Unicom Group or Unicom Import and Export Co. Ltd. up to an amount equal to the total amount of agency services fees paid to Unicom Group under the New Comprehensive Services Agreement.

Interconnection Arrangements

Our various telecommunication networks interconnect with various telecommunication networks of Unicom Group.  CUCL previously entered into two services agreements with Unicom Group, dated May 25, 2000 and November 22, 2001, respectively, and each of Unicom New Century and Unicom New World previously entered into a services agreement with Unicom Group, dated November 20, 2002 and November 20, 2003 respectively.  These four services agreements provided for our interconnection arrangements with Unicom Group, under which interconnection settlement between Unicom Group’s networks and our networks was based on relevant standards established from time to time by the MII.  However, in the case of calls between cellular subscribers of different networks in different provinces, settlement was based on either the relevant standards established by the MII or a cost-based internal settlement arrangement applied by Unicom Group prior to the restructuring in connection with our initial public offering, whichever is more favorable to us.

In 2004, interconnection revenue and interconnection expenses derived from the previous arrangements with Unicom Group were approximately RMB193.5 million and RMB40.1 million, respectively.

Under the New Comprehensive Services Agreement, interconnection settlements between Unicom Group’s networks and our networks are as follows:

(a)                                  Settlement between the cellular network of both parties

With respect to cellular calls between different provinces, settlement will be made by one of the following two methods that is more favourable to us:

(i)                                     the cellular network from which the outgoing calls originate and the cellular network which receives the incoming calls will each retain 4% of the long distance call fee incurred and the remaining 92% of the long distance call fee will be credited to us;

(ii)                                  pursuant to the settlement standard stipulated in the Notice Concerning the Issue of the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454) promulgated by the MII on October 28, 2003, the cellular network from which the outgoing calls originate and the cellular network which receives the incoming calls will each retain RMB0.06 from the long distance call fee. The remaining long distance call fee will be credited to us.

(b)                                 Other interconnection settlement between the networks of both parties

Both parties agree to conduct settlement in accordance with the relevant provisions in the Notice Concerning the Issue of the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454) promulgated by the MII on October 28, 2003 (and its amendments from time to time).

Roaming Arrangements

We and Unicom Group provide roaming services to each other.  In addition, we make our long distance network available to Unicom Group in its implementation of its roaming arrangements with other operators. CUCL previously entered into two services agreements with Unicom Group, dated May 25, 2000 and November 22, 2001, respectively, and each of Unicom New Century and Unicom New World previously entered into a services agreement with Unicom Group, dated November 20, 2002 and November 20, 2003 respectively.  These four services agreements provided for our roaming arrangements with Unicom Group, under which charges for these roaming services between us and Unicom Group were based on our respective internal costs of providing these services, and would be on no less favorable terms than those available to any third party.  We received 50% of Unicom Group’s roaming revenue from third party operators for calls using our long distance network.

In 2004, roaming revenue and roaming expenses derived from the previous arrangements with Unicom Group were approximately RMB26.7 million and approximately RMB23.8 million, respectively.

Under the New Comprehensive Services Agreement, the roaming fee arrangements between Unicom Group and us are as follows:

(a)                                  The cellular subscribers using roaming services will pay roaming fees at the agreed rate of RMB0.60 per minute of roaming usage for both incoming and outgoing calls based on MII guidelines.

(i)                                     If our cellular subscribers roam in the service areas of Unicom Group, we will be entitled to receive the roaming fees, which will be apportioned in the following way: (A) RMB0.40 (the rate for local call charges under MII guidelines) will be paid to Unicom Group; and (B) the remaining RMB0.20 will be withheld by us;

(ii)                                  If the cellular subscribers of Unicom Group roam in our service areas, Unicom Group will be entitled to receive the roaming fees, which will be apportioned in the following way: (A) RMB0.56 will be paid to us; and (B) RMB0.04 will be withheld by Unicom Group.

(b)                                 If the network of a third party cellular network operator is made available to the cellular subscribers of Unicom Group pursuant to the international roaming arrangements of Unicom Group, or if the network of Unicom Group is made available to the subscribers of any third party cellular network operator pursuant to such arrangements, we will receive 50% of all roaming revenue to be received under such international roaming arrangements.

Leasing of Transmission Line Capacity

Unicom Group leases fixed-line transmission capacity from CUCL.  CUCL previously entered into a services agreement with Unicom Group, dated May 25, 2000, to provide for this transmission line capacity leasing arrangement under which lease charges were based on tariffs stipulated by the MII from time to time less a discount of up to 10%.  The discount given by CUCL to Unicom Group must not be more than what CUCL offered to other third party lessees for a similar lease.  When new tariffs were adopted by the MII, the discount rate would be reviewed.  In 2004, we received from Unicom Group total leasing fees of approximately RMB39 million.

The New Comprehensive Services Agreement contains similar terms with respect to the leasing of transmission line capacity by us to Unicom Group.

Supply of Cellular Subscriber Value-added Services

Prior to the sale of Guoxin Paging to Unicom Group, it provided operator-based value-added services to our cellular subscribers through its paging network, equipment and operators.  Such services include the “Unicom Assistant” services.  Following the sale of Guoxin Paging to Unicom Group at the end of 2003, Unicom Group has agreed to provide (through Guoxin Paging) to us cellular subscriber value-added services pursuant to a previous comprehensive operator services agreement dated November 20, 2003.  The various local branches of Guoxin Paging and us would agree on the proportion for sharing the revenue derived and actually received by us from such value-added services, provided that the agreed-upon proportion for Guoxin Paging may not be higher than the average agreed-upon proportion for independent value-added telecommunications content providers who provided value-added communications content to us in the same region.  The revenue sharing proportions would be adjusted annually.

We made total payment of approximately RMB859 million to Unicom Group in 2004 for its supply of cellular subscriber value-added services.

Under the New Comprehensive Operator Services Agreement, we will retain 40% of the revenue derived and actually received by us from value-added services provided to our subscribers by Unicom Group (through Guoxin Paging) and allocate 60% of such revenue to Guoxin Paging, on the condition that such proportion for Guoxin Paging may not be higher than the average agreed-upon proportion for independent value-added telecommunications content providers who provide value-added communications content to us in the same region.

Supply of Customer Services

Pursuant to a previous comprehensive operator services agreement dated November 20, 2003, Unicom Group has agreed to provide (acting on its own or through Guoxin Paging) to us customer services.  These customer services included business inquiries, tariff inquiries, account maintenance, complaints handling, customer interviews and subscriber retention.  Service fees payable by us to Unicom Group or Guoxin Paging were calculated on the basis of the costs of the customer service plus a profit margin of no more than 10%.  The costs of the customer service were the costs per operator seat multiplied by the number of effectively operating operator seats.  The cost per operator seat in economically developed areas, such as Beijing and Shanghai, was the actual cost, i.e., actual wages, administration expenses, operation and maintenance expenses, depreciation of equipment and leasing fees for premises attributable to the customer service in such area for the previous year.  The cost per operator seat in other area was agreed upon between the local branches of Guoxin Paging and us, subject to our final confirmation, provided that such cost could not exceed the nationwide (other than Beijing and Shanghai) weighted average of such costs plus 10%.  Unicom Group would notify us the number of effectively operating operator seats of each month within 10 days after the end of that month, and then we would confirm that number within five business days based on criteria set forth in the relevant MII regulations.  Our total payment to Unicom Group for its supply of customer services in 2004 was RMB525 million.

Under the New Comprehensive Operator Services Agreement, the cost per operator seat in economically developed areas such as Beijing and Shanghai remains to be the actual cost per operator seat, while the cost per operator seat in an area other than economically developed areas will be the lower of the actual cost per operator seat in that area and the nationwide (excluding Beijing and Shanghai) average of actual cost per operator plus 10%.  Other than this, the New Comprehensive Services Agreement contains similar terms with respect to the supply of customer services.

Supply of Agency Services

Pursuant to a previous comprehensive operator services agreement dated November 20, 2003, Unicom Group agreed to provide (through Guoxin Paging) to us subscriber development services, including by telephone or through other channels utilizing Guoxin Paging’s paging network, equipment and operators.  Agency fees payable by us to Unicom Group or Guoxin Paging could not exceed the average of agency fees payable to any third party agent providing subscriber development services to us in the same region.  We paid agency fees of approximately RMB9.05 million to Unicom Group in 2004 for its supply of agency services described above.

The New Comprehensive Operator Services Agreement contains similar terms with respect to the supply of agency services.

Mutual Provision of Premises

Unicom Group and CUCL provide to each other premises from time to time pursuant to the services agreement between Unicom Group and CUCL dated May 25, 2000.  Unicom Group also provided premises to Unicom New Century and Unicom New World pursuant to services agreements with each of Unicom New Century and Unicom New World dated November 20, 2002 and November 20, 2003, respectively.  Other than premises leased from third parties, the rental rates in each case were based on the lower of depreciation costs and market prices for similar premises in that locality, but CUCL could charge Unicom Group market rates for premises leased to Unicom Group.  In cases where the premises were leased from a third party, the rental was the amount payable in the head lease. In the case of shared premises, the price was split in proportion to the respective areas occupied by the parties.  In connection with our provision of premises to Guoxin Paging, which was effective from January 1, 2004, the rental was based on the higher of depreciation costs and market prices for similar premises in each locality.  The net charges for premises leased to us by Unicom Group as offset by our charges for premises leased to Unicom Group for 2004 were RMB25.53 million.

The terms in the New Comprehensive Services Agreement with respect to mutual provision of premises and the terms in the New Guoxin Premises Leasing Agreement with respect to our provision of premises to Guoxin Paging are similar to those in the previous agreements.

Leasing of CDMA Network Capacity

Old CDMA Lease

Our wholly-owned subsidiary, CUCL, entered into a lease agreement on November 22, 2001 with Unicom Group and its subsidiary Unicom Horizon, pursuant to which Unicom Horizon agreed to lease to CUCL capacity on its CDMA network in CUCL’s cellular service areas, giving CUCL the exclusive right to operate the CDMA network in CUCL’s service areas.  The initial term of the lease was one year, renewable each year at CUCL’s option.  In addition, as part of the acquisition arrangements of Unicom New Century and Unicom New World, Unicom New Century and Unicom New World each also entered into CDMA capacity lease agreements with Unicom Group and Unicom Horizon, on November 20, 2002 and November 20, 2003, respectively.  The terms of these leasing arrangements were in all material respects the same as those contained in the CDMA lease agreement entered into by CUCL as described above, except for the amount of leased capacity and the areas in which the capacity is eased.  We refer to these three lease agreements as the Old CDMA Leases.  Under the Old CDMA Leases, Unicom Horizon agreed to lease capacity on its CDMA network to each of CUCL, Unicom New Century and Unicom New World in their respective cellular service areas.  In 2004, our total lease payment under the Old CDMA Leases was RMB6.59 billion.

Under the Old CDMA Leases, Unicom Horizon agreed to plan, finance and construct the CDMA network, including the procurement of all equipment, and to ensure that the CDMA network was constructed in accordance with the detailed specifications and timetable agreed between Unicom Horizon and us.  All payments, costs, expenses and amounts paid or incurred by Unicom Horizon that were directly attributable to the construction of the CDMA network form the total network construction cost, which was used in calculating the lease fee payable by us, including:

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

The Old CDMA Leases required that the network construction cost be verified and appropriate documentation provided to us or our auditors for verification.  The lease fee was calculated so as to enable Unicom Horizon to recover its total network construction cost within seven years, together with an internal rate of return of 8%.

We were responsible for the operation, management and maintenance of the CDMA network in accordance with the relevant requirements of the Old CDMA Leases and had the exclusive right to provide CDMA services in our cellular service areas.  All operating revenue, including airtime charges, monthly subscription fees, interconnection charges, income from sales of UIM cards and handsets and other income generated from or in connection with the operation of the CDMA network belonged to us.  All costs of operating and managing the CDMA network and all maintenance costs of a non-capital nature should be borne by us except that constructed capacity related costs (i.e. those costs of operating and managing the CDMA network which related directly to the constructed capacity on the CDMA network, including the rental fees for stations and base stations and related expenses including water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as maintenance costs of a non-capital nature) should be borne by us only to the extent of such part of the costs that corresponded to the proportion of capacity actually leased under the Old CDMA Leases.  Such part of the Constructed Capacity Related Costs that corresponded to the proportion of capacity not actually leased under the Old CDMA Leases should be borne by Unicom New Horizon.

In addition to the capacity that we agreed to lease in the first term, subject to giving not less than 180 days’ prior notice to Unicom Horizon, we could request to lease additional capacity.  Unicom Horizon was required to ensure that all capacity which we had so requested was supplied by the due date of delivery of the capacity, provided that, unless otherwise agreed, Unicom Horizon would not be obliged to expand the CDMA network beyond a certain limit.  We could not reduce the amount of capacity leased during the initial one-year lease term.  However, subject to providing not less than 180 days’ prior written notice to or with the prior written consent of Unicom Horizon, we could reduce the amount of capacity leased for any additional lease term, provided that we must lease all capacity which we had requested or otherwise committed to lease for at least one year following the date of delivery or renewal of the lease of such capacity.

Subject to certain exceptions, including delay caused by a force majeure event, a material breach of the Old CDMA Leases by us or compliance with applicable laws and regulations, if any capacity was not ready for operational service by the relevant delivery date, then Unicom Horizon should be liable to provide a delay discount to us, equal to the daily lease fee in respect of the relevant capacity multiplied by the number of days of delay, which should be credited against future lease fee payments.

We had the option to purchase the CDMA network, which could be exercised at any time during the initial lease term or any additional lease term of the lease and within one year thereafter.  The acquisition price would be negotiated between Unicom Horizon and us, based on the appraised value of the CDMA network determined by an independent assets appraiser in accordance with applicable PRC laws and regulations and taking account of prevailing market conditions and other factors, provided that it would not exceed such price as would, taking into account all lease fee payments made by us to Unicom Horizon and all delay discounts of lease fee, enable Unicom Horizon to recover its total network construction cost, together with an internal rate of return on its investment of 8%.  The exercise of the purchase option would be subject to the relevant laws, regulations and listing rules in Hong Kong and the PRC, particularly those governing connected transactions.  Title to the CDMA network assets would remain vested in Unicom Horizon until the CDMA network assets were transferred to us following exercise of the purchase option.

In consideration of our entering into the Old CDMA Leases, Unicom Group unconditionally and irrevocably guaranteed the due and punctual performance by Unicom Horizon of its obligations under the Old CDMA Leases.  Unicom Group also agreed to indemnify us for any loss suffered as a result of any defect in any of the equipment or any loss caused by any negligence, default, act or omission of Unicom Horizon or Unicom Group under the Old CDMA Leases or in connection with the CDMA network.  The aggregate liability of Unicom Group for any claim should not exceed the total amount of lease fee payments made to Unicom Horizon and, where the purchase option had been exercised, the total purchase price paid for the CDMA network.  The guarantee and indemnity provided by Unicom Group under the Old CDMA Leases would continue in force until the expiration of the relevant Old CDMA Lease.

We could terminate the Old CDMA Leases by not less than 180 days’ prior written notice, with effect from the end of any additional term.  In addition, Unicom Group or we could terminate an Old CDMA Lease if the other committed any continuing or material breach of the relevant Old CDMA Leases.  Unicom Group or Unicom Horizon was not otherwise permitted to terminate the lease.

New CDMA Lease

On March 24, 2005, we entered into a new CDMA lease agreement, or New CDMA Lease, with Unicom Group and its subsidiary Unicom Horizon to replace the Old CDMA Lease.  The New CDMA Lease has an initial term of two years commencing January 1, 2005 and may be renewed at our option.  The length of each renewed term shall be agreed by all parties to the New CDMA Lease.

Under the New CDMA Lease, Unicom Horizon has agreed to lease all constructed capacity of its CDMA network to us and the lease fee for the CDMA network will be as follows:

•                                          in 2005, 29% of the audited annual service revenue generated by our CDMA cellular business, or CDMA Business Income; and

•                                          in 2006, 30% of the CDMA Business Income,

provided that the annual lease fee may not be less than a certain minimum level.  The minimum lease fee for 2005 will be 90% of the total amount of lease fee paid by us to Unicom Horizon pursuant to the Old CDMA Leases for 2004.  The minimum lease fee for 2006 will be 90% of the total amount of lease fee paid by us to Unicom Horizon pursuant to the New CDMA Lease for 2005.  The lease fee arrangements for any renewed term of the New CDMA Lease will be subject to negotiations among the parties to the New CDMA Lease.

Subject to certain exceptions, including delay caused by a force majeure event (including natural disasters, national emergencies, civil disturbances, riots, acts of terrorism, industrial disputes and other similar events beyond the control of the parties), a material breach of the New CDMA Lease by us or compliance with applicable laws and regulations, if Unicom Horizon fails to provide any capacity of its CDMA network which affects the provision of services by us, Unicom Horizon shall be liable to provide a discount for delay to us, calculated as follows:

Discount for delay	=	Number of our CDMA subscribers affected by the delay	x	delay period (number of days)	x	ARPU of CDMA subscribers
the number of days in the relevant month

In the above formula, “number of our CDMA subscribers affected by the delay” shall be confirmed by us on the basis of substantive evidence; “ARPU of CDMA subscribers” shall be the average monthly ARPU figure of the CDMA subscribers in the relevant areas for the three months immediately prior to the delay, as calculated and confirmed by us.

The proportion of the constructed capacity related costs to be borne by us shall be calculated by reference to the actual number of our cumulative CDMA subscribers at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total amount of capacity (expressed in terms of the number of subscribers) constructed on the CDMA network.

The other key terms of the New CDMA Lease, including exclusive operating rights, purchase option, guarantee and indemnity, are substantially similar to those of the Old CDMA Leases.

Guarantee of Our Bank Loans by Unicom Group

As of December 31, 2004, short-term bank loans of approximately RMB3,397 million and long-term bank loans of approximately RMB6,779 million of our operating subsidiaries were guaranteed by Unicom Group.  Such guarantees were provided for our benefit without any cost to us.

As of December 31, 2004, there is no outstanding loans from Unicom Group to us.

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

The high and low closing prices of our ordinary shares on the Hong Kong Stock Exchange and of our ADSs on the New York Stock Exchange since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2001	14.00	7.10	18.00	9.00
2002	8.90	4.15	11.54	5.35
2003	8.00	3.92	10.55	5.02
2004	10.20	5.20	13.18	6.78
Quarterly:
First Quarter, 2003	6.00	4.25	7.72	5.40
Second Quarter, 2003	5.75	3.92	7.46	5.02
Third Quarter, 2003	6.35	5.05	8.29	6.54
Fourth Quarter, 2003	8.00	6.65	10.55	8.42
First Quarter, 2004	10.20	7.00	13.18	8.93
Second Quarter, 2004	7.60	5.20	9.55	6.78
Third Quarter, 2004	6.65	5.55	8.53	7.10
Fourth Quarter, 2004	6.45	5.50	8.28	7.15
Monthly:
January 2005	6.35	5.60	8.11	7.30
February 2005	7.00	6.10	9.05	7.80
March 2005	7.25	6.00	9.19	7.57
April 2005	6.45	5.90	8.26	7.61
May 2005	6.40	6.00	8.23	7.73
June 2005 (through June 24)	6.65	6.05	8.42	7.79

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

Directors

Material Interests and Voting

A director shall not vote (or be counted in the quorum) on any resolution of our board of directors in respect of any contract or arrangement or proposal in which he or any of his associates (as defined in the Hong Kong Stock Exchange Listing Rules) is, to his knowledge, materially interested, and if he shall do so, his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition does not apply to any contract, arrangement or other proposal for or concerning:

•                                          the giving of any security or indemnity either (a) to the director or any of his associates (as defined in the Hong Kong Stock Exchange Listing Rules) in respect of money lent or obligations incurred by him or any of them at the request of or for the benefit of Unicom or any of its subsidiaries or (b) to a third party in respect of a debt or obligation of Unicom or any of its subsidiaries for which the director or any of his associates has himself assumed responsibility or guaranteed or secured in whole or in part;

•                                          an offer of shares or debentures or other securities of or by Unicom (or any other company which Unicom may promote or be interested in) where the director or any of his associates is a participant in the underwriting or sub-underwriting of the offer;

•                                          any other company in which the director or any of his associates is interested only, whether directly or indirectly, as an officer or shareholder or in which the director is beneficially interested in shares of that company, provided that he, together with any of his associates is not beneficially interested in 5% or more of (a) the issued shares of any class of such company (or of any third company through which such interest is derived) or (b) the voting rights attached to such issued shares or securities (excluding for the purpose of calculating such 5% interest any indirect interest of such director or any of his associates by virtue of an interest of Unicom in such company);

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

Qualification of Directors

A director of Unicom is not required to hold any qualification shares.  No person is required to vacate office or be ineligible for re-election or reappointment as a director.

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

The transfer agent and registrar for the shares is Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

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

C.                                    Material Contracts

In addition to contracts we have entered into with our controlling shareholder, Unicom Group, or its subsidiaries, as described in “Related Party Transactions” under Item 7, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:

•                                          Our share option schemes, as described in “A. Directors and Senior Management” and “E. Share Ownership – Stock Incentive Schemes” under Item 6.

•                                          Conditional Sale and Purchase Agreement between Unicom BVI and our Company, dated November 20, 2003, relating to our acquisition of Unicom New World.  See “A. History and Development of the Company – Acquisition of Unicom New World and the Sale of Guoxin Paging” under Item 4.

•                                          Conditional Sale and Purchase Agreement between CUCL and A Share Company, dated November 20, 2003, relating to the sale of Guoxin Paging by us to Unicom Group.  See “A. History and Development of the Company – Acquisition of Unicom New World and the Sale of Guoxin Paging” under Item 4.

•                                          Conditional Sale and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company, dated July 28, 2004, relating to our acquisition of Unicom International.  See “A. History and Development of the Company – Acquisition of China Unicom International Limited” under Item 4.

D.                                    Exchange Controls

The ability of our operating subsidiaries, CUCL and Unicom New World, to satisfy their respective foreign exchange obligations and to pay dividends to us depends on existing and future exchange control regulations in China.  The Renminbi is currently convertible under the current account, which includes trade and service related foreign exchange transactions.  Renminbi currently cannot be converted under the capital account, which includes foreign direct investment.  CUCL and Unicom New World, our wholly-owned subsidiaries that hold substantially all of our assets, are both foreign investment enterprises.  The foreign investment enterprise status will allow these subsidiaries to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange.  These current account transactions include payment of dividends.  However, the relevant Chinese government authorities may in the future limit or eliminate the authorizations for a foreign investment enterprise to retain its foreign exchange to satisfy its foreign exchange obligations or to pay dividends in the future.  Furthermore, certain foreign exchange transactions of these subsidiaries under the capital account still require approvals from the State Administration for Foreign Exchange.  This requirement affects our subsidiaries’ ability to obtain foreign exchange through equity financing, including by means of capital contributions from us.

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

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of 0.1% of the higher of the consideration for or the value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of shares.  In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares.

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

United States

United States Federal Income Taxation

This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning shares or ADSs.  It applies to you only if you hold your shares or ADSs as capital assets for tax purposes.  This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation.  If you are a noncorporate U.S. holder, dividends paid to you after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  Dividends we pay with respect to the shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

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

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.  Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income” and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive income” or “general income” which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

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

F.                                    Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                   Documents on Display

You can read and copy documents referred to in this annual report that have been filed with the U.S.  Securities and Exchange Commission, or the SEC, at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

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

In February 2004, we entered into a US$500 million long-term syndicated loan agreement with 12 financial institutions to finance working capital and network construction expenditure. This facility is repayable in three years and carries an interest rate of 0.40% over US$ LIBOR per annum.

As a result, we are exposed to interest rate risk resulting from fluctuations in interest rates on our debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to our outstanding floating rate debt, and therefore could have a material adverse effect on our financial position. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks in connection with our borrowings denominated in foreign currencies, although we did not consider it necessary to do so in 2004. We are also considering hedging our borrowings denominated in Renminbi once interest rate swaps become available for Renminbi-denominated borrowings in China.

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, which consist of variable rate debt obligation, as of December 31, 2004. We do not have fixed rate debt obligation as of December 31, 2004.

							As of December 31, 2004
	Expected Maturity Date							Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value
	(RMB equivalent in million, except interest rate)
Variable rate bank and other loans	20,015	11,882	7,957	7,605	1,014	1,818	50,290	50,290
Average interest rate(1)	4.16%	4.09%	4.03%	3.73%	3.61%	3.10%	—	—

(1)                  The interest rates for variable rate bank and other loans are calculated based on the weighted average interest rates at the end of 2004.

For the year ended December 31, 2004, if the average interest rates for our variable rate bank and other loans had increased by 10%, we estimate that we would have incurred additional interest expenses of RMB230 million in 2004.

Exchange Rate Risk

The majority of our indebtedness and capital expenditures are in Renminbi. Currency exchange rate risk exists with respect to our repayment of indebtedness to our foreign lenders, payables to equipment suppliers and contractors and our dividend payments to holders of ordinary shares and ADSs in foreign currencies. As of December 31, 2004, approximately RMB10.06 billion of capital commitments was authorized and contracted for in currencies other than Renminbi and foreign currency-denominate debt outstanding, representing our three-tranches US$700 million term loan entered into with 13 financial institutions in September 2003 and $500 million long-term syndicated loan entered into with 12 financial institutions in February 2004 as described above. In addition, we had approximately US$85 million in bank balances and cash, and short-term bank deposits as of December 31, 2004. Although the Renminbi to US$ exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates may lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities and assets. We may, from time to time, enter into currency swap agreements and foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks, although we did not consider this to be necessary in 2004.

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of short-term bank deposits, bank balances and cash, long-term debt obligations and capital commitments as of December 31, 2004.

							As of December 31, 2004
	Expected Maturity Date							Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value
	(RMB equivalent in million, except interest rate)
On-balance sheet financial instruments:
Short-term deposits with banks:
in U.S. dollars	662	—	—	—	—	—	662	662
in Hong Kong dollars	—	—	—	—	—	—	—	—
Bank balances and cash
in U.S. dollars	40	—	—	—	—	—	40	40
in Hong Kong dollars	80	—	—	—	—	—	80	80
Debts:
Variable rate bank and other loans (U.S. dollar)	—	1,655	4,139	2,483	—	1,655	9,932	9,932
Average interest rate(1)	—	2.85%	2.82%	2.78%	—	2.89%	—	—
Off-balance sheet commitments:
Capital commitments authorized and contracted for in U.S. dollar	126	—	—	—	—	—	126	126

(1)                  The interest rates for variable rate bank and other loans are calculated based on the weighted average interest rates at the end of 2004.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

In the course of our regular internal audit during 2004, we identified certain improper accounting recordings and errors at our Jiangxi and Xinjiang branches. These two branches were acquired by us in connection with our acquisition of the cellular telecommunications businesses in nine provinces and autonomous regions in the PRC on December 31, 2002. We have identified and communicated these issues to our audit committee. We have concluded that no restatement of our consolidated financial statements as of and for the years ended December 31, 2002 and 2003 is necessary as these issues did not result in a material misstatement of such consolidated financial statements and did not have a material impact on our financial condition and results of operations.

However, our management is of the view that these issues at our Jiangxi and Xinjiang branches reflect a material weakness in internal control over financial reporting. In particular, these issues with respect to these two branches relate to, among others, provision for bad debt, recordings of mobile handset costs and agency commission as well as revenue recognition. These issues resulted in an overstatement of our net income of approximately RMB34 million and RMB115 million for the years 2002 and 2003, respectively. Our management has made the appropriate corrections to these issues in our consolidated financial statements as of and for the year ended December 31, 2004.

Upon the identification of these issues at our Jiangxi and Xinjiang branches, our management promptly imposed disciplinary action against the responsible employees at these two branches. We have not identified similar issues at our other branches in the course of our regular internal audit.

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2004, the end of the period covered by this annual report. In making this evaluation, our chief executive officer and chief financial officer have considered matters relating to the issues referenced above, including the process described below that was undertaken to ensure that such issues would not be repeated.

In response to the issues identified by us at our Jiangxi and Xinjiang branches, our management, under the direction of our audit committee and upon the recommendations of our company’s independent registered public accounting firm, has directed that we dedicate resources and take a series of measures to strengthen control processes and procedures in order to prevent a recurrence of such issues and to improve our internal control over financial reporting. These measures include, among others:

•                                          strengthening the internal audit and monitoring controls over our branches;

•                                          improving information management system to enhance internal control and reinforcing existing control over the financial reporting process;

•                                          implementing more stringent responsibility systems to ensure the accuracy in the reporting of financial data;

•                                          establishing an enterprise risk management system and risk evaluation procedures;

•                                          strengthening the period-end financial reporting process, including enhancing the trainings of our finance and accounting personnel with respect to U.S. and Hong Kong accounting practices; and

•                                          further formalizing anti-fraud and whistleblower policies and procedures.

Our management is fully aware of the importance of maintaining and improving our controls and procedures. In preparation for the compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we are in the process of conducting further evaluation of our internal control over financial reporting and plan to design and implement enhanced processes and controls to improve our internal control over financial reporting. As we are still in the evaluation process, we may identify areas of internal control deficiencies that may require appropriate actions for correction or improvement. We are committed to further improving our controls and procedures.

Based on their evaluation of the effectiveness of our disclosure controls and procedures as described above, and subject to the full implementation of the measures discussed above, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were adequate to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

Other than as described above, there were no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.  Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees for our principal accountant billed for products and services provided by our principal accountant for audit services, audit-related services, tax services and other services for each of the fiscal years 2003 and 2004:

	For the years ended December 31,
	2003	2004
	(in US dollars)
Audit fees	6,528,000	6,950,000
Audit-related fees	1,900,000	10,000
Tax fees	2,000	14,000
All other fees	—	190,000
Total	8,430,000	7,164,000

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

Other services include review of revenue assurance process provided by our principal accountant to our provincial branch in 2004.

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

Item 18.  Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.  Exhibits

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association of Unicom, dated January 27, 2000(1).

1.2	Amended Articles of Association of Unicom (as amended)(1).

1.3	Amended Articles of Association of Unicom (as amended on May 12, 2004)(6).

2.1

Deposit Agreement, among Unicom, the Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(2).

2.2	Form of specimen certificate for the shares(1).

4.1	CDMA Network Capacity Lease Agreement among CUCL, Unicom Group and Unicom Horizon, dated November 22, 2001(4).

4.2	Reorganization Agreement between Unicom Group and CUCL (together with English translation)(1).

4.3	Services Agreement between Unicom Group and CUCL (together with English translation)(1).

4.4	Lease Agreement between CUCL and Unicom Xingye Science and Technology Trade Co. Ltd. (together with English translation)(1).

4.5	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging (together with English translation)(1).

4.6	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolution of the Company on May 13, 2002(4).

4.7	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolution of the Company on May 13, 2002(4).

4.8	Service Agreements between executive directors of Unicom and Unicom(3).

Exhibit Number	Description of Exhibit

4.9	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation)(5).

4.10	Form of Conditional Sale and Purchase Agreement between Unicom BVI and our company, dated November 20, 2002(5).

4.11	Comprehensive Services Agreement between Unicom Group and A Share Company, dated November 20, 2002. (English translation)(5).

4.12	Transfer Agreement with respect to the Comprehensive Services Agreement between A Share Company and Unicom New Century, dated November 20, 2002. (English translation)(5).

4.13	Form of CDMA Network Capacity Lease Agreement among Unicom Horizon, A Share Company and Unicom Group, dated November 20, 2002(5).

4.14	Transfer Agreement with respect to the CDMA Network Capacity Lease Agreement between A Share Company and Unicom New Century, dated November 20, 2002. (English translation)(5).

4.15	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation)(6).

4.16	Conditional Sale and Purchase Agreement between Unicom BVI and our Company, dated November 20, 2003(6).

4.17	Conditional Sale and Purchase Agreement between CUCL and A Share Company, dated November 20, 2003. (English translation)(6).

4.18	Comprehensive Services Agreement between Unicom Group and A Share Company, dated November 20, 2003. (English translation)(6).

4.19	Transfer Agreement with respect to the Comprehensive Services Agreement between A Share Company and Unicom New World, dated November 20, 2003. (English translation)(6).

4.20	CDMA Network Capacity Lease Agreement among Unicom Horizon, A Share Company and Unicom Group, dated November 20, 2003(6).

4.21	Transfer Agreement with respect to the CDMA Network Capacity Lease Agreement between A Share Company and Unicom New World, dated November 20, 2003. (English translation)(6).

4.22	Comprehensive Operator Services Agreement between Unicom Group and A Share Company, dated November 20, 2003. (English translation)(6).

4.23

Transfer Agreement with respect to the Comprehensive Operator Services Agreement between A Share Company, CUCL, Unicom New Century and Unicom New World, dated November 20, 2003. (English translation)(6).

4.24	Service Agreement between Mr. William Lo Wing Yan, executive director of Unicom, and Unicom. (English translation)(6).

4.25	Letter Agreement between Mr. Wang Jianzhou, executive director of Unicom, and Unicom with respect to the Extension of the Service Agreement between Mr. Wang and Unicom. (English translation)(6).

4.26	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004.

4.27	CDMA Network Capacity Lease Agreement between Unicom Horizon, A Share Company and Unicom Group, dated March 24, 2005.

Exhibit Number	Description of Exhibit

4.28	Transfer Agreement of The CDMA Network Capacity Lease Agreement between A Share Company, CUCL and Unicom New World, dated March 24, 2005. (English translation).

4.29	Comprehensive Services Agreement between A Share Company and Unicom Group, dated March 24, 2005. (English translation).

4.30	Transfer Agreement of the Comprehensive Services Agreement between A Share Company, CUCL and Unicom New World, dated March 24, 2005. (English translation).

4.31	Operator-based Comprehensive Services Agreement between Unicom New Guoxin and A Share Company, dated March 24, 2005. (English translation).

4.32	Transfer Agreement of the Operator-based Comprehensive Services Agreement between A Share Company and CUCL and Unicom New World, dated March 24, 2005. (English translation).

4.33	Premise Leasing Agreement between CUCL, Unicom New World and A Share Company, dated March 24, 2005. (English translation).

4.34	Transfer Agreement of the Premise Leasing Agreement between A Share Company and Unicom New Guoxin, dated March 24, 2005. (English translation).

8.1	List of our significant subsidiaries.

11.1	Code of Ethics(6)

12.1	CEO Certification

12.2	CFO Certification

13.1	CEO Certification

13.2	CFO Certification

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

(3)          Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2000.

(4)          Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2001.

(5)          Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2002.

(6)          Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2003.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 28, 2005

CHINA UNICOM LIMITED

By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2002, 2003 AND 2004

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA UNICOM LIMITED

(Incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) with limited liability)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of China Unicom Limited (the “Company”) and its subsidiaries (the “Group”) at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, June 16, 2005

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands, except per share data)

	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$
		As restated
Operating revenue (Turnover):
GSM Business	6, 31, 34	27,387,925	40,303,611	46,579,235	5,627,890
CDMA Business	3(f), 6, 20(a), 23, 31, 34	3,225,347	16,623,518	24,219,602	2,926,310
Data and Internet Business	6, 31, 34	2,793,039	3,437,083	3,662,734	442,546
Long Distance Business	6, 31, 34	2,765,723	2,273,148	1,848,009	223,284
Paging Business	6, 31, 34	2,161,188	1,403,053	—	—

Total service revenue		38,333,222	64,040,413	76,309,580	9,220,030
Sales of telecommunications products	6, 31, 34	2,243,303	3,595,912	3,022,031	365,134

Total operating revenue	6, 34	40,576,525	67,636,325	79,331,611	9,585,164

Operating expenses:
Leased lines and network capacities	7, 8, 31	(1,583,255)	(4,320,382)	(7,398,128)	(893,872)
Interconnection charges	8, 31	(3,229,640)	(5,920,793)	(7,516,586)	(908,184)
Depreciation and amortization	7	(11,255,724)	(16,385,293)	(19,063,074)	(2,303,277)
Personnel	7, 8, 12, 13	(3,335,218)	(4,574,546)	(4,526,100)	(546,862)
Selling and marketing	7, 20(a), 23, 31	(5,980,948)	(15,156,835)	(18,944,348)	(2,288,932)
General, administrative and other expenses	7, 8, 31	(5,631,850)	(9,112,385)	(10,448,241)	(1,262,399)
Cost of telecommunications products sold	31	(2,236,206)	(3,652,045)	(3,478,989)	(420,345)

Total operating expenses		(33,252,841)	(59,122,279)	(71,375,466)	(8,623,871)

Operating income		7,323,684	8,514,046	7,956,145	961,293

Loss on sale of discontinued operation (Guoxin Paging)	5	—	(663,279)	—	—

		7,323,684	7,850,767	7,956,145	961,293

Interest income	7	470,282	173,033	102,907	12,434
Finance costs	9	(1,474,441)	(1,936,022)	(1,688,418)	(204,001)
Other (expense) income, net	10	(16,359)	8,071	95,990	11,598

Income before taxation	7	6,303,166	6,095,849	6,466,624	781,324
Taxation	3(a), 14	(1,720,205)	(1,888,381)	(2,079,625)	(251,269)

Income after taxation		4,582,961	4,207,468	4,386,999	530,055
Minority interests		15,252	9,629	—	—

Net income	15	4,598,213	4,217,097	4,386,999	530,055

Proposed final dividend	15	1,255,300	1,255,317	1,256,349	151,797

Dividend paid	15	—	1,255,300	1,256,160	151,774

The accompanying notes are an integral part of the consolidated financial statements.

	Note	2002		2003		2004		2004
		As restated

Basic earnings per share	16	RMB	0.366	RMB	0.336	RMB	0.349	USD	0.042

Diluted earnings per share	16	RMB	0.366	RMB	0.336	RMB	0.348	USD	0.042

Number of shares outstanding for basic earnings (in thousands)	16	12,552,996		12,553,010		12,561,242		12,561,242

Number of shares outstanding for diluted earnings (in thousands)	16	12,552,996		12,568,683		12,607,241		12,607,241

Basic earnings per ADS	16	RMB	3.663	RMB	3.359	RMB	3.492	USD	0.422

Diluted earnings per ADS	16	RMB	3.663	RMB	3.355	RMB	3.480	USD	0.420

Number of ADS outstanding for basic earnings (in thousands)	16	1,255,300		1,255,301		1,256,124		1,256,124

Number of ADS outstanding for diluted earnings (in thousands)	16	1,255,300		1,256,869		1,260,724		1,260,724

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 and 2004

(Expressed in thousands)

	Note	2003	2004	2004
		RMB	RMB	US$

Non-current assets:
Property, plant and equipment, net	21	118,104,848	118,904,060	14,366,467
Goodwill	3(a), 22	3,315,468	3,136,557	378,971
Other assets	23	5,849,430	5,736,384	693,093
Deferred tax assets	14	324,900	—	—

Total non-current assets		127,594,646	127,777,001	15,438,531

Current assets:
Current portion of deferred tax assets	3(a), 14	873,849	606,009	73,220
Amounts due from Unicom Group	31(c)	—	61,401	7,419
Amounts due from related parties	31(b)	263,414	193,048	23,325
Amounts due from domestic carriers	33(b)	184,613	269,919	32,613
Prepayments and other current assets	20	3,147,777	3,059,714	369,687
Inventories	19	2,169,354	3,114,632	376,322
Accounts receivable, net	18	5,471,547	5,229,980	631,907
Short-term bank deposits		912,794	662,025	79,989
Bank balances and cash	4(b)(i), 27(a)(iii)	9,219,936	4,655,464	562,492

Total current assets		22,243,284	17,852,192	2,156,974

Current liabilities:
Payables and accrued liabilities	25	17,098,420	16,785,749	2,028,122
Amounts due to Unicom Group	31(c)	432,047	—	—
Amounts due to related parties	31(b)	108,891	5,760	696
Amounts due to domestic carriers	33(b)	778,841	948,574	114,611
Current portion of obligations under finance leases	28, 33(b)	25,435	938,189	113,356
Current portion of long-term bank loans	27	7,197,877	11,086,305	1,339,492
Taxes payable		623,857	395,688	47,809
Advances from customers		6,666,086	7,034,995	849,996
Short-term bank loans	26	10,975,199	8,928,417	1,078,767

Total current liabilities		43,906,653	46,123,677	5,572,849

Net current liabilities		(21,663,369)	(28,271,485)	(3,415,875)

Total assets less current liabilities		105,931,277	99,505,516	12,022,656

The accompanying notes are an integral part of the consolidated financial statements.

	Note	2003	2004	2004
		RMB	RMB	US$

Financed by:
Shareholders’ equity:
Share capital	29	1,331,390	1,332,487	160,996
Share premium		52,483,266	52,546,294	6,348,854
Reserves	15(a)	1,719,331	2,148,631	259,606
Retained earnings:
Proposed final dividend	15(b)	1,255,317	1,256,349	151,797
Others	3(a)	12,826,186	15,526,693	1,875,998

Shareholders’ equity		69,615,490	72,810,454	8,797,251

Non-current liabilities:
Long-term bank loans	27	36,212,791	26,137,188	3,158,000
Obligations under finance leases	28, 33(b)	99,719	488,956	59,078
Deferred tax liabilities	14	—	66,340	8,015
Other long-term liabilities		3,277	2,578	312

Total non-current liabilities		36,315,787	26,695,062	3,225,405

		105,931,277	99,505,516	12,022,656

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of RMB)

	Share capital	Share premium	Revaluation reserve	Statutory reserve	Retained profits	Total

Balance at January 1, 2002, as previously reported	1,331,371	52,482,127	176,853	649,433	7,041,379	61,681,163
Change in accounting policy:
- Additional provision for deferred tax assets (see Note 3(a))	—	—	—	—	373,159	373,159
- To adjust for statutory reserve due to the change in accounting policy (see Note 15(a))	—	—	—	37,316	(37,316)	—
Balance at January 1, 2002, as restated	1,331,371	52,482,127	176,853	686,749	7,377,222	62,054,322
Net income for the year, as restated (see Note 3(a))	—	—	—	—	4,598,213	4,598,213
Appropriation to statutory reserve, as restated (see Note 15(a))	—	—	—	436,463	(436,463)	—
Balance at December 31, 2002, as restated	1,331,371	52,482,127	176,853	1,123,212	11,538,972	66,652,535

Dividends (see Note 15(b))	—	—	—	—	(1,255,300)	(1,255,300)
Exercise of share options	19	1,139	—	—	—	1,158
Net income for the year	—	—	—	—	4,217,097	4,217,097
Appropriation to statutory reserve (see Note 15(a))	—	—	—	419,266	(419,266)	—
Balance at December 31, 2003	1,331,390	52,483,266	176,853	1,542,478	14,081,503	69,615,490

Dividends (see Note 15(b))	—	—	—	—	(1,256,160)	(1,256,160)
Exercise of share options (see Note 30(g))	1,097	63,028	—	—	—	64,125
Net income for the year	—	—	—	—	4,386,999	4,386,999
Appropriation to statutory reserve (see Note 15(a))	—	—	—	429,300	(429,300)	—
Balance at December 31, 2004	1,332,487	52,546,294	176,853	1,971,778	16,783,042	72,810,454

Representing:
Proposed final dividend (see Note 15(b))					1,256,349
Others					15,526,693
Balance at December 31, 2004					16,783,042

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands)

	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$

Net cash inflow from operations	(a)	15,675,105	26,449,770	27,703,311	3,347,225
Interest received		599,506	204,025	106,365	12,851
Interest paid		(1,868,208)	(2,540,513)	(2,310,270)	(279,136)
Dividends received		24,978	2,573	—	—
Dividends paid to minority owners of subsidiaries		(31,902)	(4,689)	—	—
PRC income tax paid		(1,345,201)	(1,545,907)	(1,680,111)	(202,998)

Net cash inflow from operating activities		13,054,278	22,565,259	23,819,295	2,877,942

Investing activities
Purchase of property, plant and equipment		(21,152,102)	(21,184,245)	(19,161,078)	(2,315,119)
Sale of property, plant and equipment		24,552	94,804	53,970	6,521
Purchase of minority interests		(257,337)	—	—	—
Decrease in short-term bank deposits		20,096,738	3,832,411	250,769	30,299
Purchase of Unicom New Century, net of cash acquired	4(a)	(3,692,687)	—	—	—
Payment of direct acquisition cost of Unicom New Century		—	(59,767)	(4,566)	(552)
Purchase of Unicom New World, net of cash acquired	4(b)	—	(2,326,449)	—	—
Payment of direct acquisition cost of Unicom New World		—	—	(14,039)	(1,696)
Purchase of Unicom International, net of cash acquired	4(c)	—	—	44,267	5,349
Purchase of trading securities		(14,557)	(87,956)	—	—
Sale of trading securities		18,865	118,575	—	—
Purchase of investment in associated companies		(2,105)	(10,062)	—	—
Sale of investment in associated companies		4,241	853	—	—
Sale of investment securities		35,300	19,753	—	—
Sale of Guoxin Paging, net of cash disposed	5	—	1,259,159	450,000	54,371
Purchase of other assets		(226,947)	(708,379)	(577,926)	(69,827)

Net cash outflow from investing activities		(5,166,039)	(19,051,303)	(18,958,603)	(2,290,654)

Financing activities
Proceeds from exercise of share options		—	1,158	64,125	7,748
Decrease of payables to Unicom Group		(1,393,434)	(724,127)	—	—
Proceeds from short-term bank loans		9,623,438	10,901,425	10,224,971	1,235,422
Proceeds from long-term bank loans		7,757,005	11,075,836	11,083,383	1,339,139
Repayment of short-term bank loans		(7,928,938)	(10,278,727)	(12,271,753)	(1,482,723)
Repayment of long-term bank loans		(19,925,822)	(18,497,783)	(17,245,641)	(2,083,688)
Dividends paid (see Note 15(b))		—	(1,255,300)	(1,256,160)	(151,774)

Net cash outflow from financing activities		(11,867,751)	(8,777,518)	(9,401,075)	(1,135,876)

Net decrease in cash and cash equivalents		(3,979,512)	(5,263,562)	(4,540,383)	(548,588)
Cash and cash equivalents, beginning of year		18,413,010	14,433,498	9,169,936	1,107,949

Cash and cash equivalents, end of year		14,433,498	9,169,936	4,629,553	559,361

Analysis of the balances of cash and cash equivalents:

Cash balances		5,942	4,610	4,756	575
Bank balances		14,427,556	9,215,326	4,650,708	561,917
Less: Restricted bank deposits	(i)	—	(50,000)	(25,911)	(3,131)

		14,433,498	9,169,936	4,629,553	559,361

Note (i): As of December 31, 2004, approximately RMB26 million bank balances (2002: Nil; 2003: RMB50 million) was restricted by the bank to secure for long-term bank loans.

(a)   The reconciliation of income before taxation to net cash inflow from operations was as follows:

	2002	2003	2004	2004
	RMB	RMB	RMB	US$

Income before taxation	6,303,166	6,095,849	6,466,624	781,324
Adjustments for:
Depreciation and amortization	11,255,724	16,385,293	19,063,074	2,303,277
Amortization of deferred customer acquisition costs of contractual CDMA subscribers	1,385,424	5,836,587	6,120,737	739,532
Interest income	(470,282)	(173,033)	(102,907)	(12,434)
Interest expense	1,456,736	1,919,375	1,668,467	201,591
Loss on sale of Guoxin Paging	—	663,279	—	—
Loss on disposal of property, plant and equipment	82,467	49,940	10,537	1,273
Provision for impairment loss of property, plant and equipment and goodwill	38,797	528,048	—	—
Provision for doubtful debts	971,989	1,749,887	2,191,820	264,825
Share of (incomes)/losses from associated companies	(553)	2,275	—	—
Dividends from investment securities	(24,978)	(2,573)	—	—
Realized gains on trading securities	(1,876)	(12,045)	—	—
Unrealized losses/(gains) on trading securities	27,461	(10,129)	—	—
Realized gains on investment securities	(18,098)	(13,268)	—	—
Realized gains in associated companies	(1,251)	—	—	—
Provision of impairment loss of investment securities	650	—	—	—
Operating income before working capital changes	21,005,376	33,019,485	35,418,352	4,279,388
Increase in accounts receivable	(2,085,863)	(2,650,625)	(1,915,496)	(231,438)
(Increase)/ decrease in inventories	(1,276,602)	1,263,299	(939,899)	(113,562)
Increase in other assets	(5,478,259)	(3,169,766)	(5,251,569)	(634,516)
Increase in prepayments and other current assets	(1,142,810)	(1,342,086)	(792,416)	(95,743)
Decrease/ (increase) in amounts due from domestic carriers	8,599	(22,227)	(85,306)	(10,307)
Decrease in amounts due from related parties	280,216	553,354	70,516	8,520
Increase/ (decrease) in payables and accrued liabilities	1,488,449	(35,732)	1,835,813	221,810
Increase/ (decrease) in advances from customers	1,978,456	(55,497)	367,431	44,394
Increase/ (decrease)in amounts due to domestic carriers	221,196	(161,937)	169,733	20,508
Decrease in amounts due to Unicom Group	—	(562,633)	(943,448)	(113,991)
Increase/ (decrease) in amounts due to related parties	676,347	(385,865)	(230,400)	(27,838)

Net cash inflow from operations	15,675,105	26,449,770	27,703,311	3,347,225

(b)   Supplemental information:

Payables to equipment suppliers for construction-in-progress during 2004 decreased by approximately RMB775 million (2002: RMB2, 201 million; 2003: RMB3, 234 million).

CHINA UNICOM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1.     ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet, long distance and paging (discontinued in 2004) services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The Group completed the following acquisitions and sale activities in 2002, 2003 and 2004 respectively:

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

Sale of Guoxin Paging Corporation Limited (“Guoxin Paging”)

In 2003, the Company sold the entire equity interests in Guoxin Paging to Unicom Group. For details of the sale, please refer to Note 5.

Acquisition of China Unicom International Limited (“Unicom International”)

In 2004, the Company acquired the entire equity interests in Unicom International from China Unicom (Hong Kong) Group Limited (a wholly-owned subsidiary of Unicom Group, hereafter referred to as “Unicom Group (HK)”). For details of this acquisition, please refer to Note 4(c).

After the above acquisitions and sales, the Company expands its cellular business’s geographical coverage to 30 provinces, municipalities and autonomous regions (which covers the whole mainland China apart from Guizhou province) in the PRC, and discontinued its nationwide paging operating in the PRC.

On July 30, 2004, China Unicom Corporation Limited (hereinafter referred to as “CUCL”, a direct wholly-owned subsidiary of the Company) combined with Unicom New Century and obtained the revised business license. After the combination, Unicom New Century was legally dissolved and CUCL extended its Cellular Business in 21 provinces.

On October 15, 2004, the Company together with Unicom International set up and incorporated China Unicom (Macau) Company Limited (“Unicom Macau”) in Macau Special Administrative Region of the PRC (“Macau”). The Company effectively held 100% in the entire issued capital of Unicom Macau.

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

2.     BASIS OF PRESENTATION

The financial statements have been prepared under the historical cost convention except that, certain land and building and investments in securities are stated at fair value. They have been prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”) issued by the Hong Kong Institute of Certified Public Accountants(“HKICPA”). This basis of accounting differs from that used in the preparation of statutory financial statements for PRC statutory reporting purposes, which were based on the accounting principles and financial regulations applicable to enterprises established in the PRC (“PRC GAAP”).

The principal adjustments made to conform to HK GAAP include the following:

•      Reversal of revaluation surplus and related depreciation and amortization charges arising from the revaluation of assets performed by independent valuers registered in the PRC;

•      Additional accrual for retirement benefits;

•      Additional provision for housing benefits;

•      Additional capitalization of borrowing costs;

•      Provision for deferred taxation on HK GAAP adjustments; and

•      Capitalization of the direct costs associated with the acquisition of subsidiaries.

The Company has adopted the purchase method to account for the acquisitions of Unicom New Century, Unicom New World and Unicom International. The difference between the purchase consideration and the fair values of the net assets acquired has been recorded as goodwill/negative goodwill, which is amortized using the straight-line method over relevant beneficial periods. The effective dates of the acquisitions of Unicom New Century, Unicom New World and Unicom International were December 31, 2002, December 31, 2003 and September 16, 2004 respectively. The operating results of these acquired subsidiaries have been included in the consolidated statements of income of the Group after the acquisitions were effective.

The sale of Guoxin Paging has been accounted for as a disposal of discontinued operation by the Group. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of the effective date of disposal (December 31, 2003) was recorded as the loss on sale of discontinued operation in the consolidated statements of income of the Group.  The operating results of Guoxin Paging for 2003 were included in the consolidated statements of income of the Group up to the effective date of the sale.

3.     PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out as follows:

(a)   Basis of preparation

As of December 31, 2004, the current liabilities of the Group had exceeded the current assets by approximately RMB28.3 billion (2003: RMB21.7 billion). The decrease in working capital was mainly attributable to the use of short-term bank deposits to repay long-term bank loans. Taking into account of available financing and continuous net cash inflow from operating results, the Group has sufficient working capital for present requirements. As a result, the financial statements of the Group for the year ended December 31, 2002, 2003 and 2004 have been prepared under the going concern basis.

Recently issued accounting standards

In year 2003, the Group adopted the following Statements of Standard Accounting Practice (“SSAP”) issued by the HKICPA which are effective for accounting periods commencing on or after January 1, 2003:

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

Prior to 2003, deferred taxation was accounted for at the current taxation rate in respect of timing differences between income as computed for taxation purpose and income as stated in the statement of income. A deferred tax asset was not recognized unless the related benefits are expected to crystallize in the foreseeable future. The adoption of SSAP 12 in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in the consolidated statement of changes in equity, the above change in the accounting policy has resulted in an increase of opening retained earnings as of January 1, 2002 and 2003 by approximately RMB373,159,000 and RMB405,300,000, respectively, representing the deferred tax assets relating to the provision for doubtful debts previously not recognized. This change has resulted in an increase in deferred tax assets at January 1, 2003 by approximately RMB405,300,000.  The net income for the year ended December 31, 2002 has also been increased by approximately RMB32,141,000.

The adoption of SSAP 12 has also resulted in an increase of the deferred tax assets of Unicom New Century as of December 31, 2002 by approximately RMB80,448,000. This adjustment increased the net assets value of Unicom New Century on December 31, 2002 and accordingly reduced the goodwill recorded by the Group arising from the acquisition of Unicom New Century on December 31, 2002.

Since the impact of the adoption of SSAP 35 “Government Grants and Disclosure of Government Assistance” on the Group’s financial statements is not significant, no prior period adjustment has been required.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRSs”) and Hong Kong Accounting Standards (“HKASs”), herein collectively referred to as new HKFRSs, which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Group is in the process of making an assessment of the impact of these new HKFRSs and has so far concluded that the more significant differences between new HKFRSs and current accounting policies that are expected to affect the Group are as follows:

(i)      Share-based payment

Under HKFRS 2 “Share-based payment”, the Group is required to determine the fair value of all share-based payments to employees as remuneration and recognize an expense in the statement of income. Under the specific transitional provisions of HKFRS 2, this treatment applies to equity-settled share-based payment transactions where shares, share options or other equity instruments were granted after November 7, 2002 and had not yet vested on January 1, 2005 and to liabilities arising from share-based payment transactions existing on January 1, 2005. This treatment would result in an increase in personnel expenses as such items have not been recognized as expenses previously by the Group. The Group recognizes stock-based employee compensation costs based on the estimated fair value of share options at the grant date by using the Black-Scholes Option pricing model, after taking into consideration of risk-free rate, expected life of option, expected dividend yield and volatility etc, which are expensed over the relevant vesting periods. Upon the adoption of HKFRS 2 in 2005 on a retrospective basis, it would result in a decrease in net income by approximately RMB89 million for the year ended December 31, 2004 (2002: Nil, 2003: RMB22 million). This treatment would also result in an employee share-based compensation reserve as of December 31, 2004 of approximately RMB111 million (2003: RMB22 million) with a corresponding decrease in the retained earnings as of December 31, 2003 and 2004 of the same amount respectively.

(ii)    Goodwill /Negative goodwill

Under HKFRS 3 “Business Combinations”, goodwill is no longer amortized but instead is subject to impairment test on annual basis or when there are indications of impairment. This policy is applied prospectively from January 1, 2005. This results in a change to the Group’s accounting policy applied previously under which goodwill is amortized over the beneficial period of 20 years and assessed for an indication of impairment at each balance sheet date (see Note 3(e)). In accordance with the provision of HKFRS 3, the Group will cease amortization of goodwill from January 1, 2005, and accumulated amortization as at December 31, 2004 will be eliminated against the cost of goodwill. As of December 31, 2004, the carrying amount of goodwill, net of accumulated amortization, amounted to approximately RMB3,144 million (2003: approximately RMB3,315 million) and the amortization for the year ended December 31, 2004 amounted to RMB171 million (2002: RMB23 million, 2003: RMB115 million) (see Note 22).

Upon the adoption of HKFRS 3 in 2005, negative goodwill previously recognized with carrying amount of approximately RMB7 million as of December 31, 2004, which represented the excess of fair values of the net identifiable assets and liabilities acquired over the purchase consideration at the date of acquisition, will be derecognized at January 1, 2005 (see Note 4(c), 22), with a corresponding adjustment to the retained earnings of the Group.

As required under HKFRS 3, upon the adoption of HKFRS 3 from January 1, 2005, the Group will also apply HKAS 36 “Impairment of assets” and HKAS 38 “Intangible assets” prospectively from the same date. The adoption of these accounting policies would have no significant impact on the Group’s operating results.

(iii)   Land use right in PRC

Under HKAS 17 “Leases”, land use right in the PRC will no longer be accounted for as property, plant and equipment. Instead, it will be reclassified as other assets - long-term prepayment of lease, which will be stated at cost and recognized as an expense on a straight-line basis over the lease term. This policy will be applied prospectively from January 1, 2005 by the Group. As of December 31, 2004, the carrying amount of land use right in the PRC amounted to approximately RMB412 million (2003: RMB242 million) (see Note 21). This change would have no material impact on the operating results of the Group.

(iv)    Revenue

Upon adoption of the new HKFRS, the Group will change its accounting policy for upfront non-refundable revenue, such as connection fee, which has previously been recognized upon completion of activation services. Effective from January 1, 2005, upfront non-refundable revenue and the related direct incremental cost incurred are deferred and recognized over the expected customer service periods. The expected customer service period for the Cellular Business is estimated based on the expected stabilized churn rates of subscribers. Management judges that this change of accounting policy provides reliable and more relevant information because it better reflects the economic effects of the transactions and is consistent with the accounting policy adopted for the Group’s financial information presented under generally accepted accounting principles in the United States of America (see Note 40(D) (i)).

This change of accounting policy will be accounted for retrospectively and the relevant comparatives will need to be restated. Upon the adoption of the change in this accounting policy in 2005, it would result in an increase of net income by approximately RMB196 million for the year ended December 31, 2004 (2002: RMB66 million, 2003: RMB82 million), and a decrease of retained earnings as of December 31, 2004 by approximately RMB368 million (2002: RMB646 million, 2003: RMB564 million).

The Group will continue to assess the above impact and other potential impact of the other new HKFRSs.  Other significant changes may be identified as a result.

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

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the effective dates of acquisitions or up to the effective date of disposal, as appropriate.

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

The consolidated statements of income include the Group’s share of the results of associated companies for the year, and the consolidated balance sheet include the Group’s share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortization) on acquisitions.

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

(iii) Depreciation

Land use rights are amortized over the period of the lease while other fixed assets are depreciated at rates sufficient to write off their costs less accumulated losses over their estimated useful lives on a straight-line basis. The estimated useful lives of property, plant and equipment are as follows:

	Depreciable life	Residual value

Land use rights	Over the period of lease	—
Buildings	8 – 40 years	3%
Leasehold improvements	Over the lease term	—
Telecommunications equipment	3 – 15 years	3%
Office furniture, fixtures and other	4 – 14 years	3%

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

(e)   Goodwill/Negative goodwill

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

Negative goodwill represents the excess of the fair values of the Group’s share of the net identifiable assets and liabilities of the acquired subsidiary over the purchase consideration at the date of acquisition. Negative goodwill is recognized using the straight-line method over the remaining weighted average useful life of acquired identifiable non-monetary assets.

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

Deferred customer acquisition costs of CDMA contractual subscriber represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Deferred customer acquisition costs, to the extent recoverable, are amortized over the contractual period (not exceeding 2 years) to match with the minimum contract revenue.  Deferred customer acquisition costs of contractual CDMA subscribers are included in “prepayment and other current assets” when the customer contract is within 1 year, whereas they are recorded as “other assets” when the contract period is over 1 year.

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

(j)    Accounts receivables and other receivables

Provision is made against accounts receivable and other receivables to the extent they are considered to be doubtful. They are stated in the balance sheet net of such provision.

(k)   Inventories

Inventories, which principally comprise handsets, SIM cards, UIM cards and accessories, are stated at the lower of cost and net realizable value. Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as expense in the period in which the reversal occurs.

(l)    Advances from customers

Advances from customers are amounts paid by customers for GSM and CDMA prepaid cards, GSM and CDMA prepaid service fees, Internet protocol (“IP”) telephone cards and other calling cards which cover future telecommunications services (over a period of 3 to 12 months). Customer advances are stated at the amount of proceeds received less the amount already recognized as revenues upon the rendering of services.

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

(ii)   Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Minimum lease payments under operating leases net of any incentives received from the lessor are recognized as leasing expenses in the statement of income on a straight-line basis over the lease periods. Leased rental received under operating leases are recognized as lease rental income on a straight-line basis over the lease periods.

(n)   Borrowing costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset, which necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalized as part of the cost of that asset. Capitalization of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalized up to the date when the project is completed and ready for its intended use.

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

The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varies from 4.54% to 5.73% for the year ended December 31, 2004 (2002: 4.54% to 6.24%, 2003: 4.44% to 5.76%).

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

•      Monthly fees are recognized as revenue in the month during which the service is rendered;

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

For the convenience of the reader, translation of amounts for RMB into United States dollars (“US”) has been made at the noon buying rate in New York city for cable transfer payables in foreign currencies as certified for customers purposes by the Federal Reserve Bank of New York on December 31, 2004 of US$1.00=RMB8.2765. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2004, or at other rate.

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

(iii) Equity compensation benefits

Share options are granted to directors and employees under the relevant share option schemes of the Company approved by the Board of Directors (see Note 30). The financial impact of the share options granted is not recorded in the financial statements until such time when the options are exercised. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

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

(x)   Earnings per share and per American Depository Share (“ADS”)

Basic earnings per share have been computed by dividing net income by the number of weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share has been computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

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

The aforementioned acquisition of Unicom New Century became effective on December 31, 2002 when all the conditions to the acquisition were satisfied and cash consideration was settled by the Group.  The Company has adopted the purchase method of accounting to account for this acquisition.  The total fair value of the identifiable assets and liabilities of Unicom New Century as of December 31, 2002 amounted to approximately RMB2,624 million. The excess of purchase consideration over the fair value of identifiable assets and liabilities has been recorded as goodwill amounting to approximately RMB2,285 million, which is amortized using the straight-line method over the beneficial period of 20 years.

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

On June 30, 2003, the Company entered into a share transfer agreement with Unicom New Century (BVI) Limited and acquired the entire share capital of Unicom New Century from Unicom New Century (BVI) Limited. Thereafter, Unicom New Century became a direct wholly-owned subsidiary of the Company. On July 30, 2004, CUCL combined with Unicom New Century.

The fair value of the net assets acquired and net cash outflow in respect of the acquisition of Unicom New Century as of December 31, 2002 was as following:

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

As the effective date of this acquisition was December 31, 2003, both the operating results and the financial position of Unicom New World have been included in the consolidated financial statements of the Group for the year ended December 31, 2004. However, the 2003 comparatives only reflected the financial position of Unicom New World in the consolidated balance sheet as of December 31, 2003 and excluded the operating results of Unicom New World in the consolidated statement of income of the Group for both 2002 and 2003.

For the year ended December 31, 2004, operating revenue and net income of Unicom New World amounted to approximately RMB9,041 million and RMB415 million respectively.

CUCL has planned to combine with Unicom New World in 2005, the relevant legal procedures regarding the combination is in process. For the details of this combination, please refer to Note 37(a).

The fair value of the net assets acquired and net cash outflow in respect of the acquisition of Unicom New World as of December 31, 2003 was as follows:

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

Note (i):               As of December 31, 2003, approximately RMB50 million bank balances were restricted by the bank to secure the long-term bank loans.

(c)          Acquisition of Unicom International

Unicom International was a limited liability company established in Hong Kong on May 24, 2000 to engage in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services. Unicom International’s wholly-owned US subsidiary, China Unicom USA Corporation (“Unicom USA”), carries wholesale business of voice traffic between US and mainland China. Unicom International was a wholly-owned subsidiary of Unicom Group (HK).

Pursuant to the acquisition agreement signed between Unicom Group (HK) and the Company dated July 28, 2004, the Company agreed to acquire the entire equity interests in Unicom International from Unicom Group (HK) by a cash consideration of HK$37,465,996 (equivalent to approximately RMB39,740,000, including direct costs of acquisition). After all the conditions to the acquisition were satisfied and cash consideration was settled by the Company, the acquisition of Unicom International became effective in September 2004. The Company has adopted the purchase method of accounting to account for this acquisition. The total fair value of the identifiable assets and liabilities of Unicom International in September 2004 amounted to approximately RMB47 million. The excess of the fair value of the identifiable assets and liabilities over purchase consideration has been recorded as negative goodwill amounting to RMB7.73 million, which is recognized in the consolidated statement of income of the Group using the straight-line method over the remaining weighted average useful life of the acquired identifiable non-monetary assets (approximately 6 years). As this acquisition was effective in September 2004, accordingly, the operating results of Unicom International for the period from the acquisition effective date to December 31, 2004 have been included in the consolidated statement of income of the Group in year 2004.

5.              SALE OF DISCONTINUED OPERATION (GUOXIN PAGING)

Guoxin Paging was established as a limited liability company in the PRC in September 1998. Guoxin Paging originally operated a nationwide paging business through its 31 subsidiaries and branches in 27 provinces and autonomous regions and 4 municipalities in the PRC and was wholly-owned by CUCL.

The Group originally had 5 operating segments namely GSM Business, CDMA Business, Data and Internet Business, Long Distance Business and Paging Business (see Note 34). Pursuant to the ordinary resolution passed by the Company’s Board of Directors on November 20, 2003, the Board of Directors announced the plan to dispose of the Paging Business to the ultimate parent company, Unicom Group. The disposal is consistent with the Group’s long term strategy to focus its activities in the core telecommunication business. After obtaining the independent shareholders’ approval in an extraordinary general meeting of the Company’s shareholders on December 23, 2003, the Company completed the sale of the entire equity interests of Guoxin Paging to Unicom Group at a cash consideration of RMB2,750 million.

The sale of Guoxin Paging became effective on December 31, 2003 after all the conditions to the sale were satisfied, the majority of cash proceeds was settled by Unicom Group, and ownership as well as control was passed to Unicom Group. The total net assets of Guoxin Paging as of December 31, 2003 amounted to approximately RMB3,413 million, and the difference between the sale proceeds and the net assets disposed amounting to approximately RMB663 million, has been recorded as the loss on sale of discontinued operation in 2003.

Since the effective date of this sale was December 31, 2003, the operating results of Guoxin Paging have been included in the consolidated statements of income of the Group up to this date. For the year ended December 31, 2003, the operating revenue and loss after taxation of Guoxin Paging amounted to approximately RMB2,387 million and RMB1,404 million respectively (2002: approximately RMB3,972 million and RMB414 million respectively). Details of the sale were set forth in the related shareholders’ circular “Connected Transactions” of the Company dated November 26, 2003.

(a)   The total assets and total liabilities of Guoxin Paging as of December 31, 2003 comprised the following:

Guoxin Paging As of December 31 2003
RMB ’000

Non-current assets	3,914,492
Current assets	2,048,250

Total assets	5,962,742
Total liabilities	(1,997,772)

Minority interest	(551,691)

Net assets	3,413,279

(b)         The net assets sold and net cash inflow in respect of the sale of Guoxin Paging as of December 31, 2003 was as follows:

As of December 31, 2003
RMB’000
Net assets sold:
Property, plant and equipment, net	3,647,083
Other assets	151,067
Investment securities	99,157
Investment in associated companies	17,185
Amount due from Unicom Group	9,440
Amount due from related parties	277,457
Amount due from domestic carriers	54,821
Prepayments and other current assets	207,813
Inventories	104,753
Accounts receivable, net	107,632
Trading securities	165,493
Short-term bank deposits	80,000
Bank balances and cash	1,040,841
Dividend payable	(8,260)
Payables and accrued liabilities	(1,491,890)
Amount due to related parties	(121,173)
Amount due to domestic carriers	(235,275)
Taxes payable	(17,669)
Advances from customers	(123,505)
Minority interests	(551,691)
3,413,279

Less: sale proceeds	(2,750,000)

Loss on sale of discontinued operation	663,279

The net cash inflow in respect of the sale of discontinued operation was as follows:
Sale proceeds received	2,300,000
Bank balances and cash disposed	(1,040,841)

Net cash inflow in respect of the sale of discontinued operation	1,259,159

(c)          The operating results of the Group attributable to the continuing operations and discontinued operation (Guoxin Paging) were as follows:

	Continuing operations			Discontinued operation (Guoxin Paging)			Group as a whole
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating revenue (Turnover)	36,604,071	65,249,242	79,331,611	3,972,454	2,387,083	—	40,576,525	67,636,325	79,331,611
Operating expenses	(28,656,496)	(55,531,586)	(71,375,466)	(4,596,345)	(3,590,693)	—	(33,252,841)	(59,122,279)	(71,375,466)

Operating income (loss)	7,947,575	9,717,656	7,956,145	(623,891)	(1,203,610)	—	7,323,684	8,514,046	7,956,145
Loss on sale of discontinued operation	—	—	—	—	(663,279)	—	—	(663,279)	—
Interest income	452,908	163,934	102,907	17,374	9,099	—	470,282	173,033	102,907
Finance costs	(1,466,093)	(1,930,784)	(1,688,418)	(8,348)	(5,238)	—	(1,474,441)	(1,936,022)	(1,688,418)
Other (loss) income, net	(41,352)	(31,797)	95,990	24,993	39,868	—	(16,359)	8,071	95,990

Income (loss) before taxation	6,893,038	7,919,009	6,466,624	(589,872)	(1,823,160)	—	6,303,166	6,095,849	6,466,624
Taxation	(1,895,987)	(2,307,596)	(2,079,625)	175,782	419,215	—	(1,720,205)	(1,888,381)	(2,079,625)

Income (loss) after taxation	4,997,051	5,611,413	4,386,999	(414,090)	(1,403,945)	—	4,582,961	4,207,468	4,386,999

(d)         The cash flows of the Group attributable to the continuing operations and discontinued operation (Guoxin Paging) were as follows:

	Continuing operations			Discontinued operation (Guoxin Paging)			Group as a whole
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net cash inflow from operating activities	12,692,415	22,141,521	23,819,295	361,863	423,738	—	13,054,278	22,565,259	23,819,295
Net cash outflow from investing activities	(4,579,122)	(18,660,174)	(18,958,603)	(586,917)	(391,129)	—	(5,166,039)	(19,051,303)	(18,958,603)
Net cash outflow from financing activities	(11,703,468)	(8,752,829)	(9,401,075)	(164,283)	(24,689)	—	(11,867,751)	(8,777,518)	(9,401,075)

Net (decrease)/increase in cash and cash equivalents	(3,590,175)	(5,271,482)	(4,540,383)	(389,337)	7,920	—	(3,979,512)	(5,263,562)	(4,540,383)

Guoxin Paging subsequently changed its name to Unicom New Guoxin Telecommunications Corporation Limited (hereinafter referred to as “New Guoxin”) on April 29, 2004.

6.     OPERATING REVENUE

Operating revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income and sales of telecommunications products earned by the Group from GSM, CDMA, data, Internet, long distance and paging services.  Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry (“MII”) and the provincial price regulatory authorities.

Operating revenue is net of business tax and government surcharges.

The major components of operating revenue are as follows:

	Note	2002	2003	2004
		RMB’000	RMB’000	RMB’000
GSM Business
Usage fee	(i) (a)	20,274,987	29,072,249	31,997,020
Monthly fee	(ii)	4,169,129	7,042,299	6,922,400
Interconnection revenue	(iii)	1,709,771	1,926,907	2,614,268
Other revenue	(v)	1,234,038	2,262,156	5,045,547

Total GSM service revenue		27,387,925	40,303,611	46,579,235

CDMA Business
Usage fee	(i) (a)	2,231,050	11,671,523	16,164,333
Monthly fee	(ii)	713,483	3,488,411	4,638,024
Interconnection revenue	(iii)	184,296	607,830	927,288
Other revenue	(v)	96,518	855,754	2,489,957

Total CDMA service revenue		3,225,347	16,623,518	24,219,602

Data and Internet Business
Usage fee	(i) (b)	2,069,415	2,443,610	2,685,083
Monthly fee	(ii)	9,478	9,085	—
Interconnection revenue	(iii)	348,248	361,514	131,371
Leased lines rental	(iv)	274,274	420,433	344,014
Other revenue	(v)	91,624	202,441	502,266

Total Data and Internet service revenue		2,793,039	3,437,083	3,662,734

Long Distance Business
Usage fee	(i) (b)	1,223,051	1,148,040	879,281
Interconnection revenue	(iii)	664,302	365,724	454,383
Leased lines rental	(iv)	873,054	701,549	512,134
Other revenue	(v)	5,316	57,835	2,211

Total Long Distance service revenue		2,765,723	2,273,148	1,848,009

Paging Business
Monthly fee	(ii)	1,912,786	612,999	—
Interconnection revenue	(iii)	113,123	1,654	—
Other revenue	(v)	135,279	788,400	—

Total Paging service revenue		2,161,188	1,403,053	—

Total service revenue		38,333,222	64,040,413	76,309,580

Sales of telecommunications products		2,243,303	3,595,912	3,022,031

Total operating revenue		40,576,525	67,636,325	79,331,611

Notes:

(i)	Usage fees comprise:

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

(iii)

Interconnection revenue represents amounts received from other operators, including Unicom Group, for calls from their networks to the Group’s networks. It also includes roaming-in fees received from other operators, including Unicom Group, for calls made by their subscribers using the Group’s cellular networks (see Notes 31(a) and 33(a)).

(iv)	Leased line rental income represents rentals received for leasing of transmission lines to Unicom Group, business customers and other domestic carriers in the PRC.

(v)	Other revenue mainly represents revenue from the provision of value-added services such as short message, CDMA1X wireless data service and secretarial services to subscribers.

7.     INCOME BEFORE TAXATION

Income before taxation is stated after charging and crediting the following:

	Note	2002	2003	2004
		RMB’000	RMB’000	RMB’000
After charging/(crediting):

Share of (income) losses from associated companies	10	(553)	2,275	—
Dividends from investment securities	10	(24,978)	(2,573)	—
Realized gains on trading securities	10, 17	(1,876)	(12,045)	—
Unrealized losses (gains) on trading securities	10, 17	27,461	(10,129)	—
Realized gains on investment securities	10	(18,098)	(13,268)	—
Gains on disposal of interests in associated company	10	(1,251)	—	—

Interest income		(470,282)	(173,033)	(102,907)
Interest expense	9	1,879,663	2,523,512	2,316,318
Less: amounts capitalized in construction-in-progress	9	(422,927)	(604,137)	(647,851)
Total interest expenses		1,456,736	1,919,375	1,668,467

Depreciation:
- Assets held under finance leases	21	20,046	12,154	111,473
- Other assets		10,830,635	15,963,117	18,116,132
Total depreciation	21	10,850,681	15,975,271	18,227,605

Amortization of goodwill	22	23,414	115,260	171,184
Other amortization	23	381,629	294,762	664,285

Amortization of deferred customer acquisition costs of contractual CDMA subscribers	20(a)	1,385,424	5,836,587	6,120,737

Loss on disposal of property, plant and equipment	8(iv)	82,467	49,940	10,537

Auditors’ remuneration		38,916	54,003	57,522

	Note	2002	2003	2004
		RMB’000	RMB’000	RMB’000
After charging/(crediting):

Operating lease expense:
- Leased lines		691,358	805,018	809,202
- CDMA network capacities	31(a),32	891,897	3,515,364	6,588,926
- Other leasing expense	8(iv)	610,931	882,671	1,042,020
Total operating lease expense		2,194,186	5,203,053	8,440,148

Provision for doubtful debts:
- GSM Business		802,914	1,116,523	1,317,374
- CDMA Business		42,050	397,810	645,470
- Data and Internet Business		70,922	125,676	164,514
- Long Distance Business		46,124	75,870	64,462
- Paging Business		9,979	34,008	—
Total provision for doubtful debts	8(iv)	971,989	1,749,887	2,191,820

Cost of inventories		2,161,512	3,570,234	3,440,826

Write-down of inventories to net realizable value		7,156	47,101	69,475

Additional provision for impairment losses in investment securities		650	—	—

Personnel:
- Salaries and wages		2,654,845	3,676,168	3,647,629
- Contributions to defined contribution pension schemes	12	203,164	273,182	244,397
- Contributions to supplementary defined contribution pension schemes	12	11,066	39,854	41,596
- Special monetary housing benefits	13	277,944	109,210	21,907
- Contributions to other housing fund	13	92,549	170,614	224,686
- Other housing benefits	13	95,650	305,518	345,885
Total personnel		3,335,218	4,574,546	4,526,100

Additional provision for impairment of:
- Property, plant and equipment	21	—	528,048	—
- Goodwill		38,797	—	—
Total provision for impairment	8(iv)	38,797	528,048	—

Exchange losses, net	10	21,533	9,960	7,657

8.	OPERATING EXPENSES

Major components of operating expenses are as follows:

(i)

Leased line charges incurred in association with leasing of transmission capacity from other operators and leasing expenses related to CDMA network capacities from Unicom New Horizon Mobile Telecommunication Company Limited (“Unicom New Horizon”) (see Notes 31(a), 32 and 33(a)).

	(ii)	Interconnection charges represent amounts paid to other operators, including Unicom Group, for calls from the Group’s networks to the networks of other operators.

	(iii)	Personnel costs comprise staff salaries and wages, contributions to defined contribution pension schemes and housing benefits etc.

	(iv)	General, administrative and other expenses are analyzed as follows:

	2002	2003	2004
	RMB’000	RMB’000	RMB’000

Operating lease rental expenses	610,931	882,671	1,042,020
Repair and maintenance expenses	832,259	1,387,466	1,648,986
Provision for doubtful debts	971,989	1,749,887	2,191,820
Loss on disposal of property, plant and equipment	82,467	49,940	10,537
Provisions for impairment of property, plant and equipment and goodwill (see Notes 21 and 22)	38,797	528,048	—
Traveling, entertainment and meeting expenses	850,876	1,242,166	1,322,438
Power and water charges	729,650	1,313,099	1,763,766
Office expenses	582,187	749,080	706,892
Other	932,694	1,210,028	1,761,782

	5,631,850	9,112,385	10,448,241

9.     FINANCE COSTS

	2002	2003	2004
	RMB’000	RMB’000	RMB’000

Interest on bank loans repayable over 5 years	41,115	124,105	537,261
Interest on bank loans repayable within 5 years	1,838,548	2,399,407	1,750,209
Interest element of finance lease	7,059	7,050	28,848
Less: Amounts capitalized in construction-in-progress	(422,927)	(604,137)	(647,851)

Total interest expenses	1,463,795	1,926,425	1,668,467
Bank charges	10,646	9,597	19,951

	1,474,441	1,936,022	1,668,418

10.  OTHER EXPENSE (INCOME), NET

	2002	2003	2004
	RMB’000	RMB’000	RMB’000

Share of (income) losses from associated companies	(553)	2,275	—
Dividends from investment securities	(24,978)	(2,573)	—
Realized gains on trading securities	(1,876)	(12,045)	—
Unrealized losses (gains) on trading securities	27,461	(10,129)	—
Realized gains on investment securities	(18,098)	(13,268)	—
Compensation from vendors	—	—	(73,585)
Losses from exchange difference	21,533	9,960	7,657
Gain on disposal of interests in associated company	(1,251)	—	—
Other	14,121	17,709	(30,062)

	16,359	(8,071)	(95,990)

11.  DIRECTORS’, SENIOR EXECUTIVES’ AND SUPERVISORS’ EMOLUMENTS

(a)   Directors’ emoluments

The aggregate amounts of fees and emoluments payable to directors of the Company during the years 2002, 2003 and 2004 were set out below:

	2002	2003	2004
	RMB’000	RMB’000	RMB’000

Non-executive directors:
Fees	849	1,594	1,594

Executive directors:
Fees	—	—	—
Other emoluments
- Salaries, allowance and other allowances	9,722	9,352	9,242
- Pension benefits/pension scheme contributions	38	106	128
- Bonuses paid and payable	5,887	9,688	5,676

	15,647	19,146	15,046

	16,496	20,740	16,640

Non-executive directors’ emoluments disclosed above include approximately RMB1,275,000 (2002: RMB636,000; 2003: RMB1,275,000) paid to independent non-executive directors.

During 2004, 4,020,000 (2002: 2,802,000; 2003: 2,772,000) share options were granted to the directors under the amended Share Option Scheme approved by the independent non-executive directors on July 20, 2004 and December 21, 2004 respectively. See Notes 30(e) and 30(f) for the details of share options granted during the years.

The emoluments of the directors analyzed by the number of directors and emolument ranges were as follows:

	Number of directors
(All amounts expressed in Hong Kong dollars)	2002	2003	2004

$nil - $1,000,000	4	5	9
$1,000,001 - $1,500,000	2	—	—
$1,500,001 - $2,000,000	—	—	1
$2,000,001 - $2,500,000	1	2	4
$2,500,001 - $3,000,000	1	1	1
$3,000,001 - $3,500,000	1	—	—
$3,500,001 - $4,000,000	1	1	—
$6,500,001 - $7,000,000	—	1	—

	10	10	15

No directors waived the right to receive emoluments during the year.

(b)          Five highest paid individuals

The five individuals whose emoluments were the highest of the Group for 2004 were all directors of the Company (2002: 4; 2003: 4) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining individual during year 2002 and 2003 are as follows:

	2002	2003
	RMB’000	RMB’000

Salaries, allowance and other allowances	1,432	1,435
Pension benefits/pension scheme contributions	—	38
Bonuses paid and payable	849	850

	2,281	2,323

The emoluments of the remaining individual during 2002 and 2003 both fell within the band of HK$2,000,001- HK$2,500,000.

No emolument was paid to the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

12.  RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make defined contributions to the pension scheme at the rate of 19% for the year ended December 31, 2004 (2002 and 2003: 19%) of the employees’ basic salaries. Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from August 11, 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established. Under this plan, the Group makes a monthly defined contribution of 2% to 24% (2002 and 2003: 2% to 6%) of the monthly salary of each employee. There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the statements of income were as follows:

	2002	2003	2004
	RMB’000	RMB’000	RMB’000

Contributions to defined contribution pension schemes	203,164	273,182	244,397
Contributions to supplementary defined contribution pension schemes	11,066	39,854	41,596

13.  HOUSING BENEFITS

Under housing reform schemes in accordance with government regulations at the provincial level in the PRC, the Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. In the case of New Guoxin, the living quarters were provided by China Telecom prior to the establishment of New Guoxin and the related benefits were not charged to the Group. In the case of the GSM Business, certain of these living quarters were provided by Unicom Group and the related benefits were not charged to the Group. Housing benefits which were not charged to the Group amounted to approximately RMB14.9 million for 2004 (2002 and 2003: RMB18.5 million).

Subsequent to the establishment of New Guoxin, for living quarters purchased or built by the Group, the liability to provide the housing benefits was recognized by the Group upon finalization of the allocation of the housing units to specific employees. The amount of the benefits was the difference between the cost of the quarters purchased by the employees and the amount actually charged to the employees. The benefits are recorded as expenses over the estimated remaining average service life of the participating employees.

In addition, all of the full time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Group is required to make annual contributions to the housing fund at a rate on 10% (2002 and 2003: 10%) of the employees’ basic salaries.

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

For the years ended December 31, 2002, 2003 and 2004, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the years ended December 31, 2002, 2003 and 2004 amounted to approximately RMB277,944,000, RMB109,210,000 and RMB21,907,000 respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits since they did not achieve their annual performance budget in 2002, 2003 and 2004 and accordingly, no provision for such benefits was made.

The expenses incurred by the Group in relation to the housing benefits described above were as follows (excluding those paid by Unicom Group and China Telecom and not charged to the Group):

	2002	2003	2004
	RMB’000	RMB’000	RMB’000

Special monetary housing benefits	277,944	109,210	21,907
Contributions to housing fund	92,549	170,614	224,686
Other housing benefits	95,650	305,518	345,885

	466,143	585,342	592,478

14.  TAXATION

Provision for taxation represents:

	2002	2003	2004
	RMB’000	RMB’000	RMB’000
	As restated
Provision for PRC enterprise income tax on the estimated taxable income for the year	1,192,801	1,064,968	1,422,635
Deferred taxation	527,404	823,413	656,990

	1,720,205	1,888,381	2,079,625

There is no Hong Kong income tax liability as the Group does not have any assessable income sourced from Hong Kong for 2002, 2003 and 2004.

The income tax liabilities of the Group were assessed as follows:

(a)          The tax liabilities of CUCL and its wholly-owned subsidiaries for 2002, 2003 and 2004 were assessed in accordance with FIE (“Foreign Investment Enterprises”) taxation requirements on a consolidated basis as a single entity and settled income tax liabilities centrally in Beijing as approved by the tax authority;

(b)         Prior to the acquisitions of Unicom New Century (which has been merged into and succeeded by CUCL) and Unicom New World at 2002 and 2003 year-end, Unicom Group was assessed for PRC enterprise tax liability under the relevant tax rules and regulations applicable to state-owned enterprises, and at the statutory rate of 33% on a consolidation basis as a single entity. The tax provision for Unicom New Century and Unicom New World were determined on a separate return basis using the same tax policy applicable to Unicom Group. Under this basis, the tax liabilities attributable to Unicom New Century and Unicom New World were determined as if it were assessed for income tax separately from Unicom Group. In 2003, tax liabilities of Unicom New Century was assessed in accordance with FIE taxation requirements on a consolidated basis as a single entity; and the tax liabilities of Unicom New World for 2004 was also assessed in accordance with FIE taxation requirements on a consolidated basis as a single entity; and.

(c)          Various provincial branches/municipal cities of CUCL, Unicom New Century and Unicom New World were granted a preferential treatment by tax authorities to assess their enterprise income tax at the rates of 30%, 15% or 10% in years 2002, 2003 and 2004. The remaining provincial branches were assessed at the standard tax rate of 33%.

The reconciliation of PRC enterprise income tax between the statutory tax rate of 33% and the effective tax rate actually recorded in the statements of income is as follows:

	2002	2003	2004
	As restated
PRC

Statutory tax rate of 33%	33.0%	33.0%	33.0%
Non-deductible expenses	1.5	0.3	2.0
Effect of preferential tax rates	(3.2)	(1.6)	(2.1)
Increase in opening deferred tax assets resulting from an increase in tax rate	—	(2.3)	(0.4)
Tax credits (see Note (a))	(2.8)	—	(0.3)
Additional expense deductible for tax purpose (see Note (b))	—	(0.9)	—
Write-off of deferred tax assets previously recognized for New Guoxin	—	1.9	—

Effective PRC income tax rate	28.5%	30.4%	32.2%

Hong Kong

Statutory tax rate of 17.5%	16.0%	17.5%	17.5%
Non-deductible expenses	—	(96.9)	189.0
Non-taxable income:
- Interest income	(16.0)	79.4	(170.8)
- Leased line income sourced from outside Hong Kong	—	—	(27.0)

Effective HK income tax rate	—	—	8.7%

Total overall effective income tax rate	27.3%	31.0%	32.2%

Tax effect of preferential tax rate is as follows:

	2002	2003	2004

Aggregate amount (RMB in millions)	191	97	135
Per share effect (RMB)	0.015	0.008	0.011

Notes:

(a)          For 2002 and 2004, tax credits represented investment tax credits relating to the additions of certain domestic equipment that were deductible against current tax.

(b)         During 2003, CUCL, Unicom New Century and Unicom New World confirmed with relevant tax authorities in the PRC that certain monetary housing benefits, which were previously treated as non-deductible expenses for income tax assessment purposes in prior years, could be used to deduct against enterprise income tax over 3 years. Accordingly, all the related deferred tax assets have been recognized in 2003. Such deferred tax assets will be utilized on a straight-line basis over 3 years.

The movement of the deferred tax assets is as follows:

		2002	2003	2004
		RMB’000 As restated	RMB’000	RMB’000

Balance, beginning of year		1,581,408	1,815,234	1,198,749
Change in accounting policy:
- Recognition of additional deferred tax assets in relation to provision for doubtful debts	3(a)	373,159	—	—
Acquisition of Unicom New Century		388,071	—	—
Acquisition of Unicom New World		—	206,928	—
Acquisition of Unicom International		—	—	(2,090)
Deferred taxation charged to statements of income		(527,404)	(823,413)	(656,990)

Balance, end of year		1,815,234	1,198,749	539,669

Deferred taxation as of year-end represents the taxation effect of the following temporary differences:

	Note	2003	2004
		RMB’000	RMB’000

Deferred tax assets:
Interest on loans from CCF joint ventures	(a)	256,673	150,954
Loss arising from terminations of CCF Arrangements	(a)	236,249	174,637
Income tax on advances from customers for telephone cards		261,467	—
Provision for impairment loss for property, plant and equipment		4,875	4,721
Provision for doubtful debts of Cellular Business		534,839	526,514
Write-off of other assets		7,563	—
Write-down of inventories to net realizable value		15,905	39,103
Amortization of retirement benefits		18,549	6,678
Additional depreciation deductible for tax purpose		101,267	18,258
Differences on tax basis for the residual value of property, plant and equipment		7,608	10,045
Monetary housing benefits		56,826	17,171
Other		29,309	16,740

		1,531,130	964,821

Deferred tax liabilities:
Change of depreciation period		(28,268)	—
Accelerated depreciation for tax purpose		—	(26,280)
Capitalized interest already deducted for tax purpose		(304,113)	(398,872)

		(332,381)	(425,152)

Net deferred tax assets		1,198,749	539,669

Less: Current portion of deferred tax assets		(873,849)	(606,009)

		324,900	(66,340)

Note:

(a)                Prior to 2000, in the process of developing its cellular networks, the GSM Business has entered into cooperation agreements with certain contractual joint ventures (the “CJVs”) established in the PRC. Each CJV was established by one or more Chinese enterprises and one or more foreign parties, and the aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangement (the “CCF Arrangements”). Pursuant to the CCF Arrangements, the CJVs have extended funding to the GSM Business for the construction of telecommunications systems and network equipment in the PRC. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interest had been accrued by the GSM Business based on the funds provided by the CJVs and the then prevailing market borrowing rates. Afterwards, all CCF Arrangements had been terminated in 1999 and 2000, the related loss on the termination of CCF Arrangements was charged to the statements of income as incurred. Pursuant to the approval of relevant tax authorities, since all the interest costs and the loss on termination of these CCF Arrangements can be deducted against current tax over 7 years. The resulting deferred tax assets were recognized accordingly.

15.  NET INCOME

(a)                CUCL, Unicom New Century (which has been merged into and succeeded by CUCL), and Unicom New World were registered as foreign investment enterprises in the PRC. In accordance with the Articles of Association of CUCL and Unicom New World, they are required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and minority interests but before dividend distribution.

CUCL and Unicom New World are required to allocate at least 10% of their income after tax and minority interests determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HK GAAP, the appropriations to the staff bonus and welfare fund will be charged to statements of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2004, no appropriation to staff bonus and welfare fund has been made (2002 and 2003: Nil).

Accordingly, CUCL and Unicom New World appropriated approximately RMB387,185,000 (2002: RMB436,463,000; 2003: RMB382,030,000), and RMB42,115,000 (2002 and 2003: Nil) respectively to the general reserve fund for the year ended December 31, 2004. Unicom New Century appropriated approximately RMB37,236,000 to the general reserve fund for the year ended December 31, 2003.

As stated in Note 3(a), the change in accounting policy on income taxes has resulted in an increase of distributable reserves to shareholders of CUCL for the years ended December 31, 2002. As a result, CUCL has made additional appropriation to the statutory reserves amounting to approximately RMB37,316,000 and RMB40,530,000 in 2002 and 2003 respectively.

(b)               At the annual general meeting held on May 12, 2004, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended December 31, 2003 totaling RMB1,256,159,607 which has been reflected as an appropriation of retained earning for 2004. As of December 31, 2004, such dividends have been fully paid by the Company.

At a meeting held on March 24, 2005, the Board of Directors of the Company proposed the payment of final dividend of RMB0.10 per ordinary share to the shareholders for the year ended December 31, 2004 totaling RMB1,256,349,207. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2004, but will be reflected as an appropriation of retained earning in the financial statements for the year ending December 31, 2005.

(c)                For the year ended December 31, 2004, net income included a income of approximately

RMB9,358,000 (2002: net income of approximately RMB287,492,000; 2003: loss of approximately RMB21,654,000) which has been dealt with in the financial statements of the Company. As of December 31, 2004, the amount of distributable reserves to shareholders of the Company amounted to approximately RMB1,330,427,000 (2002: RMB3,854,183,000; 2003: RMB2,577,229,000).

16.  EARNINGS PER SHARE

Earnings per share and per American Depository Share (“ADS”)

Basic earnings per share for the years ended December 31, 2002, 2003 and 2004 were computed by dividing the net income by the weighted average number of ordinary shares in issue during the years.

Diluted earnings per share for the years ended December 31, 2002, 2003 and 2004 were computed by dividing the net income by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the potential dilutive ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme as described in Note 30. For 2003 and 2004, all potential dilutive shares arose from share options granted in 2002, 2003 and 2004 under the amended Share Option Scheme (see details in Note 30), which if converted to ordinary shares would decrease net income per share. For 2002, there was no dilution of earnings per share after taking into account the dilutive effect of the share options. The anti-dilutive shares arising from the share options in 2004 of approximately 31,944,000 shares (2002: 48,745,000 shares; 2003: 66,573,000 shares) were not included in the calculation of diluted earnings per share.

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

Reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	2002			2003			2004
	Net income	Shares	Per share amount	Net income	Shares	Per share amount	Net income	Shares	Per share amount
	RMB’000	’000	RMB	RMB’000	’000	RMB	RMB’000	’000	RMB
	As restated		As restated

Basic earnings	4,598,213	12,552,996	0.366	4,217,097	12,553,010	0.336	4,386,999	12,561,242	0.349
Effect of conversion of share options	—	—	—	—	15,673	—	—	45,999	—

Diluted earnings	4,598,213	12,552,996	0.366	4,217,097	12,568,683	0.336	4,386,999	12,607,241	0.348

17.       TRADING SECURITIES

Trading securities represented listed equity securities in the PRC, which were carried at fair value. The realized gains on trading securities for the year ended December 31, 2002 and 2003 amounted to approximately RMB1,876,000 and RMB12,045,000 respectively; and the unrealized loss for the year ended December 31, 2002 amounted to RMB 27,461,000 and unrealized gains amounted to RMB10,129,000 for the year ended December 31, 2003 respectively. As of December 31, 2004, no trading securities are maintained by the Group after the sale of New Guoxin on December 31, 2003.

18.  ACCOUNTS RECEIVABLE, NET

		2003	2004
		RMB’000	RMB’000

Accounts receivable for GSM services		5,268,041	4,464,963
Accounts receivable for CDMA services		2,408,093	3,448,273
Accounts receivable for Data and Internet services		696,802	537,418
Accounts receivable for Long Distance services		587,570	712,833
	Sub-total	8,960,506	9,163,487

Less:	Provision for doubtful debts for GSM services	(2,716,396)	(2,521,313)
	Provision for doubtful debts for CDMA services	(508,970)	(1,110,024)
	Provision for doubtful debts for Data and Internet services	(158,313)	(200,373)
	Provision for doubtful debts for Long Distance services	(105,280)	(101,797)

		5,471,547	5,229,980

The aging analysis of accounts receivable was as follows:

	2003	2004
	RMB’000	RMB’000

Not yet due (within credit period)	3,433,584	3,595,337
Due within three months	1,744,568	1,373,240
Three months to six months	750,719	732,890
Six months to one year	1,299,386	1,398,175
More than one year	1,732,249	2,063,845

	8,960,506	9,163,487

The normal credit period granted by the Group is on average 30 days from the date of invoice.

Provision for doubtful debts was analyzed as follows:

	2003	2004
	RMB’000	RMB’000

Balance, beginning of year	1,733,972	3,488,959
Provision for the year	1,749,887	2,191,820
Acquisition of Unicom New World	199,904	—
Acquisition of Unicom International	—	9,306
Sale of New Guoxin	(64,664)	—
Written-off for the year	(130,140)	(1,756,578)

Balance, end of year	3,488,959	3,933,507

19.  INVENTORIES

	2003	2004
	RMB’000	RMB’000

Handsets	1,133,027	2,045,502
Telephone cards	855,183	832,050
Other	181,144	237,080

	2,169,354	3,114,632

20.  PREPAYMENTS AND OTHER CURRENT ASSETS

	Note	2003	2004
		RMB’000	RMB’000

Prepaid rental		233,461	277,999
Deposits and prepayments		1,624,874	1,334,220
Interest receivable		4,872	1,414
Advances to employees		164,487	164,386
Deferred customer acquisition costs of contractual CDMA subscribers	(a)	535,521	860,225
Other		584,562	421,470

		3,147,777	3,059,714

The aging analysis of prepayments and other current assets was as follows:

	2003	2004
	RMB’000	RMB’000

Within one year	3,109,944	2,855,331
Over one year	37,833	204,383

	3,147,777	3,059,714

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

For the year ended December 31, 2004, amortization of these deferred customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB6,121 million (2002: RMB1,385 million; 2003: RMB5,837 million), which was recorded in “selling and marketing” expenses.  As of December 31, 2004, the carrying amount of unamortized deferred customer acquisition costs of contractual CDMA subscribers totaled approximately RMB4,745 million (2003 RMB4,447 million), with approximately RMB860 million (2003 RMB 536 million) recorded in “prepayment and other current assets” (for contract period within 1 year) and with approximately RMB3,885 million (2003: RMB3,911 million) recorded in “other assets” (for contract period over 1 year) (see Note 23).

In addition, the Group obtained certain CDMA handsets to develop the above CDMA contractual subscribers through finance lease arrangement (see Note 28). The carrying amount of these deferred customer acquisition costs of contractual CDMA subscribers arising from the finance lease amounted to approximately RMB896 million as of 31 December 2004.

As of December 31, 2004, the carrying amount of prepaid service fees and deposits obtained by the Group under the above contracts amounted to RMB2,301 million and RMB148 million (2003: RMB2,366 million and RMB153 million) respectively.

21.  PROPERTY, PLANT AND EQUIPMENT, NET

	2004						2003
	Land use rights and buildings	Telecommunications equipment	Office furniture, fixtures and others	Leasehold improvements	Construction in progress	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost or valuation:
Beginning of year	13,103,955	115,221,436	4,494,776	1,054,779	21,741,746	155,616,692	138,317,709
Additions	301,360	1,029,561	413,399	92,837	17,196,742	19,033,899	18,806,907
Acquisition of Unicom New World	—	—	—	—	—	—	12,106,458
Acquisition of Unicom International	—	45,987	—	—	11,438	57,425	—
Transfer from CIP	2,541,675	12,407,593	239,585	66,565	(15,255,418)	—	—
Sale of New Guoxin	—	—	—	—	—	—	(12,421,053)
Disposals	(27,255)	(174,102)	(44,291)	(101,773)	—	(347,421)	(1,193,329)

End of year	15,919,735	128,530,475	5,103,469	1,112,408	23,694,508	174,360,595	155,616,692

Representing:
At cost	13,548,962	128,530,475	5,103,469	1,112,408	23,694,508	171,989,822	153,245,919
At valuation	2,370,773	—	—	—	—	2,370,773	2,370,773

	15,919,735	128,530,475	5,103,469	1,112,408	23,694,508	174,360,595	155,616,692

Accumulated depreciation and impairment:
Beginning of year	1,524,647	33,821,346	1,641,112	510,432	14,307	37,511,844	30,831,080
Charge for the year	994,931	16,106,795	892,457	233,422	—	18,227,605	15,975,271
Impairment losses	—	—	—	—	—	—	528,048
Sale of New Guoxin	—	—	—	—	—	—	(8,773,970)
Disposals	(7,893)	(139,184)	(34,064)	(101,773)	—	(282,914)	(1,048,585)

End of year	2,511,685	49,788,957	2,499,505	642,081	14,307	55,456,535	37,511,844

Net book value:
End of year	13,408,050	78,741,518	2,603,964	470,327	23,680,201	118,904,060	118,104,848

Beginning of year	11,579,308	81,400,090	2,853,664	544,347	21,727,439	118,104,848	107,486,629

As of December 31, 2004, prepayments for property, plant and equipment to be used in construction amounting to approximately RMB1,604 million (2002: RMB4,164 million; 2003: RMB1,431 million) have been included in construction-in-progress.

For 2004, interest of approximately RMB648 million (2002: RMB423 million; 2003: RMB604 million) was capitalized to construction-in-progress.

As of December 31, 2004, the cost or valuation of land use rights (located in the PRC) and the accumulated depreciation amounted to approximately RMB525 million and RMB113 million respectively (2002: RMB348 million and RMB77 million; 2003: RMB303 million and RMB61 million).

Land use rights and buildings of the Group as of March 31, 2000 were valued by Sallmanns (Far East) Ltd., registered property valuers in Hong Kong, using the replacement cost or open market value approach, as appropriate. The resulting revaluation surplus and deficit amounted to RMB177 million and RMB28 million, respectively. Upon the sale of New Guoxin at December 31, 2003, the revaluation surplus of the Group amounted to RMB83 million as of December 31, 2003 and 2004. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB4.16 million for 2004 (2002 and 2003: RMB8.80 million). The revaluation deficit was charged to the statements of income during the year ended December 31, 2000. As of December 31, 2004, for these land use right and buildings stated at revalued amounts, their carrying amount would have been approximately RMB1,695 million (2002: RMB2,032 million; 2003: RMB1,783 million) had they been carried at cost less accumulated depreciation.

Telecommunication equipment held under finance leases comprised of certain sub sea transmission cables and wireless public phone equipment. As of December 31, 2004, net book value of  certain sub sea transmission cables and wireless public equipments held under finance leases amounted to approximately RMB134 million (2003: RMB147 million) and RMB468 million (2003 Nil) respectively (see Note (28)).

Impairment of assets for the Paging Business (discontinued in 2004):

Management conducts an impairment assessment at each balance sheet date to identify whether the carrying values of the property, plant and equipment may be impaired. In 2002 and 2003, the Group conducted such re-assessment of the recoverable amount of the paging assets based on the best estimates of the discounted net future cash flows expected to be generated from the Paging Business in the future years. Management has made key assumptions and estimations on the appropriate discount rate adopted (8% per annum), the period covered by the cash flow forecast, the impact of the continuous decline of traditional paging business, the future loss of subscribers, the expected trend in average revenue per subscriber, as well as incremental cash flows arising from new paging businesses and the effects of the adoption of cost reduction plans. All these assumptions and estimations are made based on historical trends adjusted for the current market situation (including physical conditions of these assets) and the forecast of the future development of new value-added paging businesses.

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

In 2003, based on the updated analysis and the worsening trend of the decline of the traditional Paging Business in the first half of 2003, despite the continuous growth of new value-added Paging Businesses, the Group expected that the related incremental future cash inflows to be generated from these new paging services could unlikely offset the effects of the rapid decline of the traditional Paging Business in future. Consequently, based on the latest estimate of the discounted future net cash flows expected to arise from the continuing operations of the Paging Business, after considering the unexpected rapid decline of the traditional Paging Business in the first half of 2003, the Group concluded that the carrying amount of paging assets as at June 30, 2003 had exceeded their expected recoverable amounts.  Accordingly, the Group has recorded an additional impairment loss for property, plant and equipment of the Paging Business amounting to approximately RMB528 million for the year ended December 31, 2003.

In addition, the Group has also recognized losses on disposal of property, plant and equipment of approximately RMB11 million for the year ended December 31, 2004 (2002: RMB82 million; 2003: RMB50 million)

22.  GOODWILL

	2003	2004
	RMB’000	RMB’000

Cost:
Goodwill arising from acquisition of Unicom New Century (see Note 4(a))	2,284,749	2,284,749
Goodwill arising from acquisition of Unicom New World (see Note 4(b))	1,144,957	1,144,957
Negative goodwill arising from acquisition of Unicom International (see Note 4(c))	—	(7,727)
	3,429,706	3,421,979

Less: Accumulated amortization	(114,238)	(285,422)

	3,315,468	3,136,557

Goodwill arising from the acquisition of Unicom New Century and Unicom New World represented the excess of purchase consideration over the fair value of the separately identifiable net assets acquired (see Note 4). The amortization charge of goodwill amounted to approximately RMB171,485,000 for the year ended December 31, 2004 (2003: RMB114,238,000).

Negative goodwill arising from the acquisition of Unicom International represented the excess of the fair value of the separately identifiable net assets acquired over the purchase consideration. The recognition of the negative goodwill amounted to approximately RMB301,000 for the year ended December 31, 2004.

23.  OTHER ASSETS

	Note	2003	2004
		RMB’000	RMB’000

Interconnection facilities		613,622	441,968
Other		1,588,839	1,852,818
		2,202,461	2,294,786

Less: Accumulated amortization		(1,162,464)	(1,401,973)
		1,039,997	892,813

Prepaid rental and leased line		897,783	958,886
Deferred customer acquisition costs of contractual CDMA subscribers	20(a)	3,911,650	3,884,685

		5,849,430	5,736,384

For the year ended December 31, 2004, amortization of other assets, excluding deferred customer acquisition costs of contractual CDMA subscribers and prepaid rental and leased line, amounted to approximately RMB664,285,000 (2002: RMB381,629,000; 2003: RMB294,762,000).

24.  INVESTMENT IN SUBSIDIARIES

During 2004, the Company acquired the entire equity interest in Unicom International, which holds the entire equity interests in Unicom USA. The acquisition became effective in September 2004.

As of December 31, 2004, the details of the Company’s subsidiaries were as follows:

Name	Place and date of incorporation and legal entity	Percentage of equity interests held		Issued and fully paid capital	Principal activities
		Direct	Indirect	RMB’000

China Unicom Corporation Limited (On July 30, 2004, CUCL combined with Unicom New Century, and Unicom New Century was legally dissolved) (see Note 1)	The PRC, April 21, 2000, limited liability company	100.00%	—	45,370,994	Telecommunications operation

Unicom New Century (BVI) Limited	British Virgin Islands, October 23, 2002, limited liability company	100.00%	—	12	Investment holding

Unicom New World (BVI) Limited	British Virgin Islands, November 5, 2003, limited liability company	100.00%	—	1	Investment holding

Unicom New World Telecommunications Co., Ltd.	The PRC, November 4, 2003, limited liability company	—	100.00%	2,054,770	Telecommunications operation

China Unicom International Limited	Hong Kong, May 24, 2000 limited liability company	100%	—	106	Telecommunications service

China Unicom USA Co.	USA, May 24, 2002, corporation	—	100%	83	Telecommunications service

China Unicom (Macau) Limited	Macau, October 15, 2004, limited liability company	99.00%	1.00%	10,326	Telecommunications operation

Amounts due to/from subsidiaries included in the Company’s balance sheet are unsecured, non-interest bearing and repayable/receivable on demand.

25.  PAYABLES AND ACCRUED LIABILITIES

	Note	2003	2004
		RMB’000	RMB’000

Payables to contractors and equipment suppliers		11,789,366	10,592,518
Accrued expenses		1,417,750	1,355,183
Payables to telecommunications products suppliers		1,346,784	1,772,693
Customer deposits		1,198,812	1,370,015
Salary and welfare payables		494,794	465,154
Amounts due to Services Provider / Content Provider		369,330	573,804
Other	(a)	481,584	656,382

		17,098,420	16,785,749

Note:

(a)          Other includes miscellaneous accruals for housing fund and other government surcharges.

The aging analysis of payables and accrued liabilities is as follows:

	2003	2004
	RMB’000	RMB’000

Less than six months	12,253,057	13,343,784
Six months to one year	3,051,167	2,257,802
More than one year	1,794,196	1,184,163

	17,098,420	16,785,749

26.  SHORT-TERM BANK LOANS

Interest rates on RMB denominated short-term bank loans ranged from 4.54% to 5.31% per annum for 2004 (2002: 4.54% to 5.56%; 2003: 4.54% to 5.31%).

Supplemental information with respect to short-term bank loans was as follow:

	Balance at year end	Weighted average interest rate at year end	Maximum amount outstanding during the year	Average amount outstanding during the year*	Weighted average interest rate during the year**
	RMB’000	per annum	RMB’000	RMB’000	per annum

December 31, 2003
RMB dominated bank loans
- secured (see Note (a)(ii))	520,000
- unsecured (see Note (a)(i))	10,455,199
	10,975,199	5.22%	10,975,199	10,060,850	5.15%

December 31, 2004
RMB dominated bank loans
- secured (see Note (a)(ii))	100,000
- unsecured (see Note (a)(i))	8,131,431
	8,231,431	4.86%	10,975,199	9,603,315	5.06%

HK$ dominated bank loans
- unsecured (see Note (b))	696,986
	696,986	0.90%	696,986	348,493	1.08%

*                 The average amount outstanding is computed by dividing the total of outstanding principal balance as of January 1 and December 31, as applicable, by 2.

**          The weighted average interest rate is computed by dividing the total of weighted average interest rates as of January 1 and December 31, as applicable, by 2.

Notes:

(a) As of December 31, 2004, short-term bank loans of the Group denominated in RMB were secured by the following:

(i) Approximately RMB3,397 million (2003: RMB70 million) of short-term bank loans were guaranteed by Unicom Group.

(ii) Approximately RMB100 million (2003: RMB520 million) of short-term bank loans were secured by the future service fee revenue to be generated by the cellular operations.

(b) As of December 31, 2004, HK$ denominated short-term bank loans of the Company of approximately HK$655 million (equivalent to approximated RMB697 million) were to finance the working capital. The bank loans were repayable in 1 year and carried an interest rate of 0.22% over HIBOR per annum.

27.       LONG-TERM BANK LOANS

	Interest rates and final maturity	2003	2004
		RMB’000	RMB’000
RMB denominated bank loans	Fixed interest rate ranging from 4.78% to 5.73% (2003: 4.44% to 5.76%) per annum with maturity through 2010 (2003: maturity through 2009) (see Note(a))

- secured		10,622,366	6,804,566
- unsecured		26,994,612	20,487,127

		37,616,978	27,291,693

USD denominated bank loans	Floating interest rate of USD LIBOR plus interest margin of 0.28% to 0.44% per annum with maturity through 2010 (see Note (b))	5,793,690	9,931,800

Less: Current portion		(7,197,877)	(11,086,305)

		36,212,791	26,137,188

The repayment schedule of the long-term bank loans is as follows:

	2003	2004
	RMB’000	RMB’000
Balances due:
- not later than one year	7,197,877	11,086,305
- later than one year and not later than two years	15,549,832	10,226,776
- later than two years and not later than five years	18,837,560	14,092,792
Thereafter	1,825,399	1,817,620

	43,410,668	37,223,493
Less: Portion classified as current liabilities	(7,197,877)	(11,086,305)

	36,212,791	26,137,188

Notes:

(a)   As of December 31, 2004, long-term bank loans of the Group denominated in RMB were secured by the following:

(i)      Approximately RMB6,805 million (2003: RMB10,622 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches. Included in these long-term bank loans, approximately RMB2,824 million (2003: RMB3,600 million) was also guaranteed by Unicom Group;

(ii)     In addition to the above, approximately RMB3,955 million (2003: RMB8,004 million) of long-term bank loans above were guaranteed by Unicom Group; and

(iii)    Approximately RMB26 million (2003: RMB50 million) of long-term bank loans were secured by restricted bank deposits.

(b)         On September 26, 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD0.7 billion (the “Facility”). The Facility was split into 3 tranches (i) USD0.2 billion 3-year loan; (ii) USD0.3 billion
5-year loan; and (iii) USD0.2 billion 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche respectively. In October 2003, the company and CUCL entered into an agreement to lend the bank loans to CUCL with similar terms to finance the network constructions of CUCL.

In addition, on February 25, 2004, CUCL signed an agreement with various financial institutions for a long-term syndicated loan of USD0.5 billion to finance the working capital and network construction expenditure. This facility was repayable in 3 years and carried an interest rate of 0.40% over US dollar LIBOR per annum.

28. OBLIGATIONS UNDER FINANCE LEASES

Obligations under finance leases were analyzed as follows:

	2003	2004
	RMB’000	RMB’000
Total minimum lease payments under finance leases repayable:
- not later than one year	25,926	938,189
- later than one year and not later than two years	8,642	405,453
- later than two years and not later than five years	26,017	74,078
- later than five years	145,753	137,104

	206,338	1,554,824
Less:Future finance charges	(81,184)	(127,679)

Present value of minimum obligations	125,154	1,427,145

Representing obligations under finance leases:
- current liabilities	25,435	938,189
- non-current liabilities	99,719	488,956

The present value of obligations under finance leases:
- not later than one year	25,435	938,189
- later than one year and not later than two years	7,691	358,850
- later than two years and not later than five years	20,533	60,692
- later than five years	71,495	69,414
	125,154	1,427,145

Less: Portion classified as current liabilities	(25,435)	(938,189)

	99,719	488,956

Obligations under finance leases were related to the leasing of certain sub sea transmission cables (see Notes 21 and 33(b)), CDMA handsets (see Note 20(a)) and wireless public phone equipments (see Note 21).

Interest rates of obligations under finance leases ranged from 4% to 6% per annum.

29.  SHARE CAPITAL

	2003	2004
	HK$’000	HK$’000
Authorized:
30,000,000,000 ordinary shares of HK$0.1 each	3,000,000	3,000,000

		2003			2004
	Note	Number of shares (’000)	HK$’000	RMB equivalent ’000	Number of shares (’000)	HK$’ 000	RMB equivalent ’000
Issued and fully paid:
-Unicom BVI		9,725,000	972,500	1,030,850	9,725,000	972,500	1,030,850
-Public investors	(a)	2,828,172	282,817	300,540	2,838,492	283,849	301,637

		12,553,172	1,255,317	1,331,390	12,563,492	1,256,349	1,332,487

Note: (a) Increase of 10,320,000 ordinary shares in year 2004 (2003: 176,000) represents the ordinary shares in issued under the share option scheme (see Note 30(g)).

30.  SHARE OPTION SCHEME

The Company adopted a share option scheme (the “Share Option Scheme”) and a fixed award pre-global offering share scheme (“Pre-Global Offering Share Option Scheme”) on June 1, 2000 for the granting of share options to qualified employees, with terms amended on May 13, 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules.

Movements in the number of share options outstanding during the years 2002, 2003 and 2004 are as follows:

	Number of share options involved
	2002	2003	2004

Balance, beginning of year	33,840,600	69,868,600	172,367,400
Granted	36,028,000	105,956,000	113,322,000
Exercised	—	(176,000)	(10,320,000)
Cancelled	—	(3,281,200)	(1,306,000)

Balance, end of year	69,868,600	172,367,400	274,063,400

As of December 31, 2004, information of outstanding options is summarized as follows:

Date of options granted	The period during which an option may be exercised	The price per share to be paid on exercise of options		Number of shares outstanding as of December 31, 2004	Number of shares outstanding as of December 31, 2003

Shares granted under the Pre-Global Offering Share Option Scheme:

June 22, 2000 (see Note (a))	June 22, 2002 to June 21, 2010	HK$	15.42	25,436,600	25,436,600

Shares granted under the Share Option Scheme:

June 30, 2001 (see Note (b))	June 30, 2001 to June 21, 2010	HK$	15.42	6,508,000	6,508,000

August 2, 2002 (see Note (c))	July 10, 2003 to July 9, 2008	HK$	6.18	25,954,800	34,466,800

May 21, 2003 (see Note (d))	May 21, 2004 to May 20, 2009	HK$	4.30	102,476,000	105,590,000

May 30, 2003 (see Note (d))	May 21, 2004 to May 20, 2009	HK$	4.66	366,000	366,000

July 20, 2004 (see Note (e))	July 20, 2005 to May 19, 2010	HK$	5.92	112,668,000	—

December 21, 2004 (see Note (f))	December 21, 2005 to December 20, 2010	HK$	6.20	654,000	—

				274,063,400	172,367,400

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

(ii)          the exercise price per share option are HK$4.30 and HK$4.66 respectively; and

(iii)       the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions

May 21, 2004	May 21, 2004 to May 20, 2009	40%
May 21, 2005	May 21, 2005 to May 20, 2009	30%
May 21, 2006	May 21, 2006 to May 20, 2009	30%

(e)          According to resolutions passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated July 20, 2004, a total of 112,668,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:

(i)    an aggregate of 3,366,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)   the exercise price per share option is HK$5.92; and

(iii)  the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions

July 20, 2005	July 20, 2005 to July 19, 2010	40%
July 20, 2006	July 20, 2006 to July 19, 2010	30%
July 20, 2007	July 20, 2007 to July 19, 2010	30%

(f)    According to resolutions passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated December 21, 2004, a total of 654,000 share options were granted to the executive directors of the Company, under the amended Share Option Scheme in the following terms:

(i)    the exercise price per share option is HK$6.20; and

(ii)   the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions

December 21, 2005	December 21, 2005 to December 20, 2010	40%
December 21, 2006	December 21, 2006 to December 20, 2010	30%
December 21, 2007	December 21, 2007 to December 20, 2010	30%

All of the options granted are governed by the amended terms of the Share Option Scheme and Pre-Global Offering Share Option Scheme as mentioned above.

(g)         Details of share options exercised during the year were as following:

Period of option exercised	Exercise price	Weighted average closing price per share immediately before days of exercise of options	Proceeds received	Number of shares involved
	HK$	HK$	HK$

January 5, to September 22, 2004	6.18	9.42	52,604,160	8,512,000
May 25, to December 31, 2004	4.30	6.09	7,774,400	1,808,000

			60,378,560	10,320,000

31.       RELATED PARTY TRANSACTIONS

The table set forth below summarizes the name of significant related parties and nature of relationship with the Company as of December 31, 2004:

Name of related parties	Nature of relationship with the Company

China United Telecommunications Corporation (“Unicom Group”)	Ultimate parent company
Unicom NewSpace Co., Ltd (“Unicom NewSpace”)	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. (“Unicom Xingye”)	A subsidiary of Unicom Group
Unicom Import and Export Company Limited (“ Unicom I/E Co”)	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”)	A subsidiary of Unicom Group
Unicom New Guoxin Telecommunication Corporation Limited (“New Guoxin”, originally known as “Guoxin Paging”, which changed to its present name on April 29, 2004)	A subsidiary of Unicom Group
UNISK (Beijing) Information Technology Corporation Limited (“UNISK”)	A joint venture company of Unicom Group
China Unicom Corporation Limited (“CUCL”)	A subsidiary of the Company
Unicom New Century Telecommunications Corporation Limited (“Unicom New Century”)	A subsidiary of the Company
Unicom New World Telecommunications Corporation Limited (“Unicom New World”)	A subsidiary of the Company
China Unicom International Limited (“Unicom International”)	A subsidiary of the Company
China Unicom USA Corporation (“Unicom USA”)	A subsidiary of the Company

(a)   Transactions with Unicom Group and its subsidiaries

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. These transactions also constitute connected transactions under the Listing Rules. In the director’s opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	Note	2002	2003	2004
		RMB’000	RMB’000	RMB’000
Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	(i), (iii)	1,678,637	1,002,702	220,174
Interconnection and roaming charges	(ii), (iii)	331,179	316,271	63,891
Revenue remitted in respect of cellular subscriber value-added service	(iv), (v)	—	—	858,778
Charge for customer services	(iv), (vi)	—	—	524,718
Charge for cellular subscriber value-added service by UNISK	(vii)	—	—	4,228
Rental charges for premises, equipment and facilities	(viii)	17,817	17,936	25,528
Rental income for premises and facilities	(iv), (ix)	—	—	19,475
Revenue for leasing of transmission line capacity	(x)	566,519	185,086	38,853
CDMA network capacity lease rental	(xi)	891,897	3,515,364	6,588,926
Constructed capacity related cost of CDMA network	(xii)	—	—	305,903
Charges for the international gateway services	(xiii)	15,626	8,631	17,062
Leasing of satellite transmission capacity	(xiv)	35,153	26,400	14,152
Sales of CDMA handsets	(xv)	487,850	64,929	—
Purchase of CDMA handsets	(xvi)	—	—	14,655
Purchase of telecom cards	(xvii)	877,221	1,186,500	1,087,498
Commission expenses for sales agency services incurred for telecom cards	(xviii)	18,497	16,175	16,023
Agency fee incurred for subscriber development	(iv), (xix)	—	—	9,054
Agency fee incurred for procurement of telecommunications equipment	(xx)	13,992	17,904	17,759
Rental for the PRC corporate office	(xxi)	7,598	—	—
Sales of telecommunications equipment	(xxii)	16,088	—	—

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

(iv)

Related party transactions existed between the Group and New Guoxin after the sale of New Guoxin by CUCL on December 31, 2003. The nature, terms and conditions of these new related party transactions with New Guoxin have been set forth in the shareholders’ circular “Connected Transactions” of the Company issued on November 26, 2003. Such transactions mainly included (i) cellular subscriber value-added services, (ii) customer services, (iii) agency services, and (iv) provision of premises.

(v)

Pursuant to the Comprehensive Operator Service Agreement (“Comprehensive Service Agreement”) signed between the Group and New Guoxin dated November 20, 2003, New Guoxin provides operator-based value-added services to the Group’s cellular subscribers through its comprehensive business network. The respective branches of New Guoxin and the Group may agree on the proportion for sharing the revenue derived from such value-added services, on the condition that such agreed proportion for New Guoxin shall not be higher than the average proportion for independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region.

(vi)

Pursuant to the Comprehensive Service Agreement, New Guoxin provides business inquiries, tariff inquiries, account maintenance, complaints handling, and customer interview and subscriber retention services to the Group’s customers through the use of its 1001 paging network. The service fee payable by the Group shall be calculated on the basis of the customer service costs plus a profit margin, which shall not exceed 10%. The customer service costs were determined by the actual cost per operator seat and the number of effective operator seats.

(vii)

CUCL and UNISK signed a Cellular Subscriber Value-Added Services Agreement (the “Agreement”) in March 2004. According to the Agreement, CUCL agreed to provide its telecommunication channel and network subscriber resources to UNISK to enable UNISK to provide value-added services to subscribers through CUCL’s cellular telecommunications network and data platform. The Agreement also stipulates that the content service fees paid by subscribers for using UNISK’s value-added services are shared between CUCL and UNISK based on agreed proportion. The content service fees are collected from subscribers by CUCL and the relevant portion is paid to UNISK on a regular basis.

(viii)

CUCL, Unicom New Century (which has been merged into and succeeded by CUCL) and Unicom New World respectively signed service agreements with Unicom Group to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(ix)

Pursuant to the Guoxin Premises Leasing Agreement signed between the Group and New Guoxin dated November 20, 2003, the Group agreed to provide premises to New Guoxin. The rental amount in each case is based on the higher of depreciation costs and market price for similar premises in that locality.

(x)

Unicom Group leases transmission line capacity from the Group in accordance with the relevant provision of the services agreement. Revenue for leases of transmission line capacity is based on tariffs stipulated by MII from time to time less a discount of up to 10%.

In addition, according to the leased line agreement entered into between the Group and Unicom USA, the Group leases transmission line to Unicom USA. The revenue for the leases of transmission line was recognized based on the market price amounted to approximately RMB14 million for the nine months ended September 2004 (2003: Nil). Such transaction became inter-group transactions and has been eliminated in the Group’s consolidated financial statements after the acquisition of Unicom International in September 2004.

(xi)

According to the CDMA Lease Agreements entered among CUCL, Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering 9 provinces and 3 municipalities. The lease fee per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8%. In addition, Unicom New Century (which has been merged into and succeeded by CUCL) and Unicom New World have also entered into CDMA capacity lease agreements with Unicom Group and Unicom New Horizon. The terms of the leasing arrangements are in all material respects the same as those contained in the CDMA Lease Agreement entered into by CUCL (see Note 32 for details).

(xii)

CUCL and Unicom New World entered into a supplemental agreement with Unicom New Horizon on November 22, 2004 in respect of CDMA capacity lease agreement. Pursuant to the supplemental agreement, the constructed capacity related costs shall be borne by the Group only to the extent of such part of costs that corresponds to the proportion of capacity actually leased under the relevant CDMA lease agreements. Such part of the constructed capacity related costs that corresponds to the proportion of capacity not actually leased under the relevant CDMA lease shall be borne by Unicom New Horizon.

The constructed capacity related costs are defined as the costs of operating and managing the CDMA network which relate directly to the constructed capacity of the CDMA network, including the rental fees for stations and base stations and related expenses including water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as maintenance costs of a non-capital nature.

(xiii)

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

(xiv)

Satellite transmission capacity leasing fees represent the amounts paid or payable to Unicom NewSpace for the use of satellite transmission capacity. The charges are based on the MII regulations then in effect less the applicable discount up to 10% as agreed with Unicom NewSpace.

In the second half of 2004, Unicom NewSpace sold the entire assets of satellite transmission to Unicom Group. The rights and liabilities of satellite transmission capacity lease agreement were succeeded by Unicom Group.

(xv)

According to the sales of CDMA handsets agreement entered into between Unicom Group and Unicom Guomai Communications Corporation Limited (previously a subsidiary of New Guoxin and sold to China Satellite Communications Corporation in August 2004, “Unicom Guomai”) on January 1, 2003, Unicom Group agreed to purchase CDMA handsets from Unicom Guomai. The selling price was negotiated on an arm’s length basis, which is not lower than the price sold by Unicom Guomai to independent third parties. Upon the completion of sales of New Guoxin on December 31, 2003, transactions between Unicom Guomai and Unicom Group did not constitute a related party transaction of the Company.

(xvi)

According to the purchase of CDMA handset agreement entered into between Unicom NewSpace and certain subsidiaries of the Group, the Group agreed to purchase CDMA handsets from Unicom NewSpace. The purchase price approximated market price.

(xvii)

The Group signed a service agreement with Unicom Group to purchase telephone cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

(xviii)

Unicom International provided sales agency services such as selling of telecommunications cards, leased lines and transfer calls to the Group. The commission expenses are charged based on contractual prices which approximated market rates.

Prior to September 2004, the Group’s transactions with Unicom International (previously a subsidiary of Unicom Group) were treated as related party transaction, and had been included in the related party transactions described above for the year ended December 31, 2002, 2003 and 2004. Such transaction became inter-group transactions and has been eliminated in the Group’s consolidated financial statements starting from September 2004.

(xix)

Pursuant to the Comprehensive Service Agreement, New Guoxin provides subscriber development services to the Group through telephone or other channels by utilizing its paging network, equipment and operators. The agency fee chargeable to the Group does not exceed the average of agency fees chargeable by any independent third party agent in the same region.

(xx)

The Group signed a service agreement with Unicom I/E Co., in which Unicom I/E Co. agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.7% of the value of imported equipment and 0.5% of the value of domestic equipment for such services.

On November 22, 2004, the Group entered into an amendment agreement with Unicom I/E Co., with respect to the above service agreement. Accordingly, with effect from July 1, 2004, the charge rates for the equipment procurement service have been changed to 0.55% (for contract with an amount of US$30 million (inclusive)) and 0.35% (for contract with an amount of more than US$30 million) of the value of imported equipment, and 0.25% (for contract with an amount of RMB200 million (inclusive)) and 0.l5% (for contract with an amount mort than RMB200 million) of the value of domestic equipment.

(xxi)

CUCL signed a rental agreement with Beijing Xingye, under which Beijing Xingye leases office premises to CUCL at its PRC corporate office. Monthly rental is calculated on the basis of US$20 per square meter. This rental agreement was terminated in September 2002.

(xxii)

Based on a resolution passed by the shareholders of Unicom Guomai on April 23, 2002, Unicom Guomai agreed to sell telecommunications equipment to certain branches of Unicom Group, these contracts were obtained by Unicom Guomai through a tendering process and the contract prices were negotiated on an arm’s length basis.

(xxiii)

Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which is registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark license agreement entered into between Unicom Group and CUCL, CUCL and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at CUCL’s option.

As part of the acquisition arrangements of Unicom New Century and Unicom New World, Unicom New Century and Unicom New World entered into PRC trademark license agreement with Unicom Group respectively. Unicom New Century (which has been merged into and succeeded by CUCL) and Unicom New World are granted the right to use these trademarks on a royalty free basis for an initial period of 10 years, renewable for another 10 years at CUCL and Unicom New World’s options.

(xxiv)

According to the Multiple Service Agreement (the “Agreement”) signed between the Group and Unicom Paging Limited (“Unicom Paging”, a subsidiary of Unicom Group) dated August 1, 2001, the Group and Unicom Paging agree to share the right to use the other party’s logo and trademark in the Paging Business(discontinued in 2004) at no cost. In addition, the Agreement also specifies the basis of allocating common expenses incurred by each party for any shared resources and facilities. For the years ended December 31, 2002 and 2003, the amount of common expenses involved was insignificant.

(b)     Amounts due from and to related parties/Unicom Group

Amounts due from and to related parties or Unicom Group are unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business in respect of transactions with Unicom Group or the subsidiaries of Unicom Group as described in (a) above.

(c)     Amount due to/(from) Unicom Group

	2002	2003	2004
	RMB’000	RMB’000	RMB’000

Due to Unicom Group, beginning of year	947,934	562,633	432,047
Interconnection and roaming revenues	(1,678,637)	(1,002,702)	(220,174)
Interconnection and roaming charges	331,179	316,271	63,891
Revenue for leasing of transmission line capacity, premises and facilities	(566,519)	(185,086)	(38,853)
Rental charges for premises, equipment and facilities	17,817	17,936	25,528
Sales of CDMA mobile handsets	(487,850)	(64,929)	—
Charges for the international gateway services	15,626	8,631	17,062
Leasing of satellite transmission capacity	—	—	7,076
Network construction costs paid by Unicom Group for CUCL of fixed-line networks	112,474	—	—
Settlement made during the year	1,032,163	224,158	(797,978)
Proceeds (receivable)/ received from sale of New Guoxin	—	(450,000)	450,000
Amounts due to Unicom Group by Unicom New Century	838,446	—	—
Amounts due to Unicom Group by Unicom New World	—	1,005,135	—
Due to/(from) Unicom Group, end of year	562,633	432,047	(61,401)

(d) Bank loans guaranteed by Unicom Group

As of December 31, 2004, the Group had approximately RMB6,779 million (2003: RMB11,604 million) of long-term bank loans and approximately RMB3,397 million (2003: RMB70 million) of short-term bank loans guaranteed by Unicom Group.

32.  LEASING OF CDMA NETWORK CAPACITY

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

Commencement of the CDMA Lease Agreement was conditional upon, among others, the testing and initial acceptance and delivery of phase I of the CDMA network and the receipt of all necessary government approvals. Upon the fulfillment of all the conditions precedent to the commencement of the CDMA Lease Agreement, the Initial Lease Term commenced on January 8, 2002. This lease arrangement has been accounted for as an operating lease of the network capacities. On January 8, 2004, CUCL renewed the CDMA Lease Agreement with Unicom New Horizon for a further one year.

Unicom New Century (which has been merged into and succeeded by CUCL) and Unicom New World have also entered into CDMA capacity lease agreements with Unicom Group and Unicom New Horizon in November 2002 and November 2003 respectively. The terms of these leasing arrangements are in all material respects the same as those contained in the CDMA Lease Agreement entered into by CUCL as described above except for the leased capacity. Under these lease agreements, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering 6 provinces, 2 autonomous regions and 1 municipality and to Unicom New World covering 6 provinces and 3 autonomous regions. On December 31, 2003, CUCL renewed the CDMA Lease Agreement with Unicom New Horizon for a further year.

The aforementioned CDMA network capacity leases have constituted continuing connected transactions for the Company and were granted waivers from strictly compliance with the relevant provisions of the Listing Rules by the Stock Exchange of Hong Kong Limited on December 27, 2001, December 31, 2002 and December 31, 2003 respectively. Such waivers will expire by the end of 2004, 2005 and 2006 respectively. According to the shareholders’ circular “Continuing Connected Transactions” of the Company dated December 1, 2004, CUCL and Unicom New World have determined to renew the CDMA Lease Agreements with Unicom New Horizon with the same terms as contained in the above CDMA Lease Agreement, effective on January 8, 2005 and December 31, 2004 respectively. The above continuing connected transactions to renew the leasing of CDMA network capacity have been approved and resolution passed by the minority shareholders of the Company pursuant to the extraordinary shareholders’ meeting held by the Company on  December 23, 2004.

The Group entered into a new CDMA capacity lease agreement with Unicom New Horizon to replace the old one from January 1, 2005 after the approval of the shareholders on May 12, 2005. For details of the changes of key terms in the new agreement, please refer to Note 37(b)(i).

33.  TRANSACTIONS WITH DOMESTIC CARRIERS

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

(a)   Transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Note	2002	2003	2004
		RMB’000	RMB’000	RMB’000

Interconnection revenue	(i)	771,751	1,647,221	2,889,497
Interconnection charges	(i)	2,666,186	5,301,792	7,003,262
Leased line revenue	(ii)	—	218,974	247,676
Leased line charges	(ii)	680,508	722,684	628,173

Notes:

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

(ii)

Leased line charges are paid or payable to domestic carriers by the Group for the provision of transmission line. At the same time, the Group leases transmission line to domestic carriers in return of leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and domestic carriers.

(b)   Amounts due from and to domestic carriers

	2003	2004
	RMB’000	RMB’000
Amounts due from domestic carriers
- Receivable for interconnection revenue and leased line revenue	184,729	270,068
- Less: provision for doubtful debts	(116)	(149)

	184,613	269,919
Amounts due to domestic carriers
- Payables for interconnection charges and leased lines charges	778,841	948,574

Long-term payable due to domestic carriers
- Payables for obligations under finance leases:

- Current portion of obligations under finance leases	25,435	25,926
- Obligations under finance leases	99,719	97,638

	125,154	123,564

All amounts due from and to domestic carriers were unsecured, non-interest bearing and repayable within one year.

Long-term payable for obligations under finance lease was related to the leasing of certain sub sea transmission cables from a domestic carrier for a period of 25 years (see Note 28).

34.  SEGMENT INFORMATION

Operating segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, when considering how to allocate resources and in assessing performance.

The Group organizes its business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

•      GSM Business — the provision of GSM telephone and related services;

•      CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement of CDMA network capacities from Unicom New Horizon (see Note 32);

•      Data and Internet Business — the provision of domestic and international data, Internet and other related services;

•      Long Distance Business — the provision of domestic and international long distance and other related services; and

•      Paging Business — the provision of paging and related services (discontinued in 2004).

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

(a)   Business segments

2004
Continuing operations
GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating revenue (Turnover):
Usage fee	31,997,020	16,164,333	2,685,083	879,281	—	51,725,717
Monthly fee	6,922,400	4,638,024	—	—	—	11,560,424
Interconnection revenue	2,614,268	927,288	131,371	454,383	—	4,127,310
Leased lines rental	—	—	344,014	512,134	—	856,148
Other revenue	5,045,547	2,489,957	502,266	2,211	—	8,039,981
Total services revenue	46,579,235	24,219,602	3,662,734	1,848,009	—	76,309,580
Sales of telecommunications products	886,527	2,118,321	14,782	2,401	—	3,022,031
Total operating revenue from external customers	47,465,762	26,337,923	3,677,516	1,850,410	—	79,331,611
Intersegment revenue	135,521	107,477	2,059,881	1,264,140	—	(3,567,019)	—
Total operating revenue	47,601,283	26,445,400	5,737,397	3,114,550	—	79,331,611
Operating expenses:
Leased lines and network capacities	(284,092)	(6,685,059)	(361,412)	(67,565)	—	(7,398,128)
Interconnection charges	(6,452,988)	(2,794,843)	(917,294)	(918,480)	—	3,567,019	(7,516,586)
Depreciation and amortization	(16,170,745)	(438,957)	(1,795,499)	(530,695)	(5,133)	(122,045)	(19,063,074)
Personnel	(2,917,299)	(861,614)	(443,466)	(279,664)	(24,057)	(4,526,100)
Selling and marketing	(5,755,780)	(11,337,638)	(1,387,453)	(463,477)	—	(18,944,348)
General, administrative and other expenses	(7,016,838)	(2,206,458)	(865,889)	(320,115)	(38,941)	(10,448,241)
Cost of telecommunications products sold	(742,177)	(2,708,699)	(22,371)	(5,742)	—	(3,478,989)
Total operating expenses	(39,339,919)	(27,033,268)	(5,793,384)	(2,585,738)	(68,131)	(71,375,466)

Operating income (loss)	8,261,364	(587,868)	(55,987)	528,812	(68,131)	7,956,145
Loss on sale of discontinued operation (New Guoxin)	—
7,956,145

Interest income	67,526	11,093	5,504	3,653	129,512	(114,381)	102,907
Finance costs	(1,599,084)	(36,755)	(17,569)	(36,962)	(112,429)	114,381	(1,688,418)
Other income (expense), net	14,725	42,695	(1,195)	140	39,625	95,990
Segment income (loss) before taxation and minority interests	6,744,531	(570,835)	(69,247)	495,643	(11,423)	6,466,624
Taxation	—	—	—	—	—	(2,079,625)
Income after taxation	—	—	—	—	—	4,386,999
Minority interests	—	—	—	—	—	—

Net income	—	—	—	—	—	4,386,999

Other information:
Provision for doubtful debts	1,317,374	645,470	164,514	64,462	—	2,191,820
Impairment loss recognized in the statement of income	—	—	—	—	—	—
Capital expenditures for segment assets (1)	6,396,406	—	2,444,623	1,949,202	7,595,817	18,386,048

2003
Continuing operation	Discontinued operation
GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating revenue (Turnover):
Usage fee	29,072,249	11,671,523	2,443,610	1,148,040	—	—	44,335,422
Monthly fee	7,042,299	3,488,411	9,085	—	612,999	—	11,152,794
Interconnection revenue	1,926,907	607,830	361,514	365,724	1,654	—	3,263,629
Leased lines rental	—	—	420,433	701,549	—	—	1,121,982
Other revenue	2,262,156	855,754	202,441	57,835	788,400	—	4,166,586
Total services revenue	40,303,611	16,623,518	3,437,083	2,273,148	1,403,053	—	64,040,413
Sales of telecommunications products	862,777	1,956,452	7,814	14,914	753,955	—	3,595,912
Total operating revenue from external customers	41,166,388	18,579,970	3,444,897	2,288,062	2,157,008	—	67,636,325
Intersegment revenue	41,057	41,725	1,826,222	866,728	230,075	—	(3,005,807)	—
Total operating revenue	41,207,445	18,621,695	5,271,119	3,154,790	2,387,083	—	67,636,325
Operating expenses:
Leased lines and network capacities	(339,410)	(3,576,498)	(294,888)	(78,027)	(80,084)	—	48,525	(4,320,382)
Interconnection charges	(5,478,520)	(1,684,749)	(732,210)	(752,521)	—	—	2,727,207	(5,920,793)
Depreciation and amortization	(13,117,906)	(306,754)	(1,305,239)	(419,346)	(1,144,922)	(5,650)	(85,476)	(16,385,293)
Personnel	(2,605,475)	(660,894)	(525,726)	(333,051)	(415,554)	(33,846)	(4,574,546)
Selling and marketing	(4,605,600)	(9,141,877)	(883,495)	(405,904)	(126,018)	—	6,059	(15,156,835)
General, administrative and other expenses	(5,571,493)	(1,363,927)	(761,405)	(462,081)	(916,418)	(37,550)	489	(9,112,385)
Cost of telecommunications products sold	(765,926)	(2,177,168)	(22,250)	(4,231)	(907,697)	—	225,227	(3,652,045)
Total operating expenses	(32,484,330)	(18,911,867)	(4,525,213)	(2,455,161)	(3,590,693)	(77,046)	(59,122,279)

Operating income (loss)	8,723,115	(290,172)	745,906	699,629	(1,203,610)	(77,046)	8,514,046
Loss on sale of discontinued operation (New Guoxin)	(663,279)	(663,279)
7,850,767

Interest income	58,006	7,013	4,589	3,400	9,099	106,734	(15,808)	173,033
Finance costs	(1,754,050)	(32,078)	(62,791)	(56,946)	(5,238)	(40,727)	15,808	(1,936,022)
Other income (expense), net	(21,609)	3,680	(4,741)	1,488	39,868	(10,615)	8,071
Segment income (loss) before taxation and minority interests	7,005,462	(311,557)	682,963	647,571	(1,159,881)	(21,654)	6,095,849
Taxation	(1,888,381)
Income after taxation	4,207,468
Minority interests	9,629

Net income	4,217,097

Other information:
Provision for doubtful debts	1,116,523	397,810	125,676	75,870	34,008	—	1,749,887
Impairment loss recognized in the statement of income	—	—	—	—	528,038	—	528,038
Capital expenditures for segment assets (1)	8,906,166	—	4,128,985	2,555,252	35,126	4,129,690	19,755,219

	As of 31 December 2004
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	100,220,012	6,183,758	9,470,980	18,042,840	62,101,761	(50,390,158)	145,629,193
Total segment liabilities	48,676,856	7,663,420	4,437,311	5,408,689	6,632,463		72,818,739

	As of 31 December 2003
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	104,430,531	4,717,167	8,611,873	19,061,967	63,234,534	(50,218,142)	149,837,930
Total segment liabilities	56,837,496	6,561,772	3,975,293	6,918,025	5,929,854		80,222,440

	2002
	Continuing operation				Discontinued
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	operation	Unallocated amounts	Elimination	Total
					Paging Business
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating revenue (Turnover):
Usage fee	20,274,987	2,231,050	2,069,415	1,223,051	—	—		25,798,503
Monthly fee	4,169,129	713,483	9,478	—	1,912,786	—		6,804,876
Interconnection revenue	1,709,771	184,296	348,248	664,302	113,123	—		3,019,740
Leased lines rental	—	—	274,274	873,054	—	—		1,147,328
Other revenue	1,234,038	96,518	91,624	5,316	135,279	—		1,562,775
Total services revenue	27,387,925	3,225,347	2,793,039	2,765,723	2,161,188	—		38,333,222
Sales of telecommunications products	721,100	423,057	5,631	13,258	1,080,257	—		2,243,303
Total operating revenue from external customers	28,109,025	3,648,404	2,798,670	2,778,981	3,241,445	—		40,576,525
Inter segment revenue	—	—	559,888	682,423	731,009	—	(1,973,320)	—
Total operating revenue	28,109,025	3,648,404	3,358,558	3,461,404	3,972,454	—		40,576,525
Operating expenses:
Leased lines and network capacities	(205,374)	(932,994)	(221,028)	(93,079)	(136,024)	—	5,244	(1,583,255)
Interconnection charges	(3,386,592)	(279,440)	(408,843)	(555,470)	—	—	1,400,705	(3,229,640)
Depreciation and amortization	(8,322,549)	(100,902)	(697,188)	(687,420)	(1,442,836)	(4,829)		(11,255,724)
Personnel	(1,780,173)	(281,243)	(396,150)	(290,977)	(555,261)	(31,414)		(3,335,218)
Selling and marketing	(2,663,531)	(2,126,475)	(651,594)	(305,505)	(238,640)	—	4,797	(5,980,948)
General, administrative and other expenses	(3,370,938)	(506,715)	(590,531)	(501,657)	(597,427)	(65,726)	1,144	(5,631,850)
Cost of telecommunications products sold	(744,640)	(408,791)	(11,299)	(5,049)	(1,626,157)	—	559,730	(2,236,206)
Total operating expenses	(20,473,797)	(4,636,560)	(2,976,633)	(2,439,157)	(4,596,345)	(101,969)		(33,252,841)

Operating income (loss)	7,635,228	(988,156)	381,925	1,022,247	(623,891)	(101,969)		7,323,684

Interest income	48,503	4,146	4,525	5,516	17,374	390,218		470,282
Finance costs	(1,287,443)	(47,979)	(72,864)	(48,789)	(8,348)	(9,018)		(1,474,441)
Other (expense) income, net	(46,889)	(10)	(2,562)	(152)	24,993	8,261		(16,359)
Segment income (loss) before taxation and minority interest	6,349,399	(1,031,999)	311,024	978,822	(589,872)	287,492		6,303,166
Taxation								(1,720,205)

Income after taxation								4,582,961
Minority interests								15,252

Net income								4,598,213

Other information:
Provision for doubtful debts	802,914	42,050	70,922	46,124	9,979	—		971,989
Impairment loss recognized in the statements of income	—	—	—	38,797	—	—		38,797
Capital expenditures for segment assets (1)	7,899,442	—	3,247,507	3,343,330	208,460	4,236,036		18,934,775

	As of December 31, 2002
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	97,888,808	5,724,427	7,081,704	13,876,837	8,410,871	58,016,167	(41,370,609)	149,628,205
Total segment liabilities	67,666,655	5,788,290	2,785,794	3,826,692	2,205,343	136,639		82,409,413

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

Although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group’s principal activities are conducted in the PRC. For the year ended December 31, 2004, substantially all capital expenditures were incurred to acquire assets located in the mainland China. There is no other geographical segment with segment assets equal to or greater than 10% of the total assets of all geographical segments.

(c)   Discontinued operation

The subsidiary that carried out the Paging Business, New Guoxin, was disposed of on December 31, 2003, which has been reported as a discontinued operation (see Note 5).

35. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group include bank balances and cash, short-term bank deposits, accounts receivable, prepayment and other current assets, amounts due from related parties and domestic carriers. Financial liabilities of the Group include accounts payable and accrued liabilities, bank loans, lease payables and amounts due to related parties and domestic carriers.

Bank balances and cash and short-term bank deposits denominated in foreign currencies as summarized below, have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2003 and 2004.

	2003			2004
	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
	’000		RMB’000	’000		RMB’000
Bank balances and cash:
- denominated in HK$	19,126	1.06	20,382	75,562	1.06	80,406
- denominated in US dollars	81,888	8.27	677,764	4,803	8.28	39,753

Sub-total			698,146			120,159

Short-term deposits:
- denominated in US dollars	110,285	8.27	912,794	79,946	8.28	661,675

Sub-total			912,794			661,675

Total			1,610,940			781,834

The Group did not have and does not believe it will have any difficulty in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China. The carrying amounts of the Group’s bank balances and cash, short-term bank deposits, other current financial assets and liabilities approximated their fair value as of December 31, 2003 and 2004 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

The carrying amounts of long-term bank loans approximate their fair values based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

36.  CONTINGENCIES AND COMMITMENTS

(a)   Capital commitments

As of December 31, 2003 and 2004, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	2004			2003
	Land and buildings	Equipment	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Authorized and contracted for	659,435	4,387,705	5,047,140	6,711,938
Authorized but not contracted for	145,997	1,344,328	1,490,325	1,195,162

Total	805,432	5,732,033	6,537,465	7,907,100

As of December 31, 2004, approximately RMB126 million (2003: RMB83 million) of capital commitment outstanding was denominated in US dollars (equivalent to US$15 million (2003 US$10 million)).

(b)   Operating lease commitments

As of December 31, 2003 and 2004, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	2004				2003
	Land and buildings	Equipment	CDMA network capacities (Note (a))	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Leases expiring:
- not later than one year	612,169	138,852	5,930,037	6,681,058	7,150,023
- later than one year and not later than five years	1,703,163	211,034	—	1,914,197	1,391,120
- later than five years	1,011,280	56,423	—	1,067,703	953,917

Total	3,326,612	406,309	5,930,037	9,662,958	9,495,060

Note (a):

In relation to the above CDMA network capacities commitment, it is estimated based on 90% of the total amount of lease fee paid by the Group to Unicom New Horizon in 2004 pursuant to the New CDMA Lease (see Note 37(b)(i) for details). The New CDMA Lease is to be approved by the minority shareholders of the Company.

(c)   Commitment to purchase CDMA handsets

As of December 31, 2004, the Group committed to purchase CDMA handsets amounted to approximately RMB1,968 million (2003: RMB920 million).

37.  EVENTS AFTER BALANCE SHEET

(a)   Combination of Unicom New World

With approval of Ministry of Commerce, CUCL has planned to combine with Unicom New World. After the combination, Unicom New World will be legally dissolved and succeed by CUCL. As of June 16, 2005, the relevant legal procedures regarding the combination have not been completed.

(b)   New connected transaction agreements

On March 24, 2005, CUCL and Unicom New World entered into the new agreements of “New Comprehensive Service Agreement”, “New CDMA Lease”, “New Comprehensive Operator Services Agreement” and “New Guoxin Premises Leasing Agreement” with Unicom Group, Unicom New Horizon and New Guoxin to replace the old agreements. The above new connected transaction agreements were effective from January 1, 2005, which have been approved and resolution passed by the minority shareholders of the Company pursuant to extraordinary shareholders’ meeting held by the Company on May 12, 2005. Changes of key terms in the new agreements and the old agreements are set out as follows:

(i)                 New CDMA Lease

Pursuant to the New CDMA Lease, the CDMA lease has an initial term of two years (the “Initial Term”), and the lease fee of the CDMA Network shall be determined on the basis of the lessee’s services revenue, details as follows:

i.             in 2005, the lease fee shall be 29% of the audited CDMA service revenue of the lessee for that year, but shall not less than 90% of the total amount of lease fee paid by the Group to Unicom New Horizon pursuant to the old lease agreements for 2004 (see Note 32); and

ii.          in 2006, the lease fee shall be 30% of the audited CDMA service revenue of the lessee for that year, but shall not less than 90% of the total amount of lease fee paid by the Group to Unicom New Horizon pursuant to the New CDMA Lease agreement for 2005.

Pursuant to the New CDMA Lease, the constructed capacity related costs, including the rental fees for the exchange centers and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, shall be borne by the lessor and lessee together. The proportion of the constructed capacity related costs to be borne by the lessee shall be calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the Network.

(ii)              New Comprehensive Operator Services Agreement

Pursuant to the New Comprehensive Operator Services Agreement, the Group shall retain 40% of the actually received revenue generated from the value-added services provided to the Group’s subscribers and allocate 60% of such revenue to New Guoxin and the settlement should be made among branches of the Group and New Guoxin respectively.

38.       COMPARATIVE FIGURES

Certain comparative figures have been adjusted to reflect the retrospective adjustment of deferred tax assets in accordance with SSAP 12 adopted in 2003.

39.       APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on June 16, 2005.

40.       SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND US GAAP

The consolidated financial statements of the Group prepared under HK GAAP differ in certain material respects from those prepared under generally accepted accounting principles in the United States of America (“US GAAP”). Significant differences between HK GAAP and US GAAP relating to the Group are summarized below:

(A)       Effect of the acquisitions of entities under common control

Under HK GAAP, the Group has adopted the purchase method of accounting to account for the acquisitions of Unicom New Century, Unicom New World and Unicom International (the “Acquisitions”). Under the purchase method, the operating results of these acquired subsidiaries have been included in the consolidated statements of income of the Group after the Acquisitions were effective. The differences between the costs of Acquisitions and the fair values of the separately identifiable net assets acquired have been recorded as goodwill/negative goodwill, which are amortized using the straight-line method over the relevant beneficial periods.

As the Group, Unicom New Century, Unicom New World and Unicom International were under the common control of Unicom Group prior to the Acquisitions, these Acquisitions are considered as a transfer of businesses under common control and the acquired assets and liabilities are accounted for at historical cost under US GAAP.  Furthermore, the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if Unicom New Century, Unicom New World and Unicom International were always part of the Group. The cash considerations paid by the Company are treated as capital distribution in the respective years of the acquisitions. Goodwill/negative goodwill arising from the acquisitions and the related amortization of goodwill/negative goodwill recognized under HK GAAP have been reversed under US GAAP. Transaction costs, which are capitalized as part of the cost of investment under HK GAAP, have been expensed in full under US GAAP.

(B)       Effect of the disposal of entity under common control

Under HK GAAP, the sale of New Guoxin has been accounted for as a sale of discontinued operation by the Group. The difference between the sale proceeds and the carrying amount of net assets of New Guoxin as of December 31, 2003 (the effective date of disposal) was recorded as the loss on sale of discontinued operation in the consolidated statements of income of the Group. The operating results of New Guoxin for 2003 were included in the consolidated statements of income of the Group up to the effective date of the sale.

Under US GAAP, the sale of New Guoxin to Unicom Group is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value (see Note (H)). In addition, under US GAAP, the results of operations of a component, including a segment of an entity that has been disposed of should be reported in discontinued operations as a separate component of income, separately from continuing operations, in the period in which the disposal occurred as well as in prior periods. Accordingly, all the operating results of New Guoxin have been grouped into and reported in the statements of income for the years ended December 31, 2002 and 2003 as “Discontinued operation-Loss from discontinued operation” under US GAAP.

(C) Consolidation of variable interest entities

Under HK GAAP, consolidation of business enterprises is based on voting control. Under US GAAP, pursuant to Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (revised in December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), consolidation by business enterprises is based on an economic risks and rewards model rather than a traditional voting interest model. Entities subject to consolidation under the economic risks and rewards model is called a Variable Interest Entity (“VIE”). In accordance with the provision of FIN 46R, the Group has identified one VIE, Unicom New Horizon, in which it holds a variable interest in the form of lease renewal options. Unicom New Horizon is a 100% owned subsidiary of the Group’s controlling shareholder, from which the Group leases its CDMA assets on a capacity-used basis under operating leases, subject to indefinite renewal options. The Group has concluded that its controlling shareholder is the primary beneficiary of Unicom New Horizon, since it absorbs all of Unicom New Horizon’s expected losses (through its ownership of 100% of Unicom New Horizon’s equity and an unconditional guarantee of 100% of Unicom New Horizon debt) and is indirectly associated with the operations of the leased CDMA assets through its majority ownership of the Group. As such, the adoption of FIN 46R did not result in any differences from the Group’s HK GAAP consolidated financial statements.

(D)       Revenue and costs recognition

(i)                Upfront non-refundable revenue and related incremental cost

Under HK GAAP, upfront non-refundable revenue, such as connection fee, is recognized when received upon completion of activation services. Under US GAAP, in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, which was superseded by SAB No.104, “Revenue Recognition”, upfront non-refundable revenue and the related direct incremental costs incurred are deferred and recognized over the estimated customer service periods.  The expected customer service period for the Cellular Business is estimated based on the expected stabilized churn rates. On this basis, the weighted average customer service period based on current estimation considering the prevailing market environment is approximately 4 years (2002: 6 years; 2003: 4 years). The effects of the change of accounting estimate were to increase the net income and earnings per share by approximately RMB 70 million and RMB 0.006 respectively for the year ended December 31, 2003.

(ii)             Revenue arrangements with multiple deliverables

Under HK GAAP, revenue should be measured at the fair value of the consideration received and receivable. When the selling price of a product includes an identifiable amount for subsequent servicing, that amount is deferred and recognized as revenue over the period during which the service is performed. The amount deferred is that which will cover the expected costs of the services under the agreement, together with a reasonable income on those services.

Under US GAAP, pursuant to the Emerging Issues Task Force Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF Issue 00-21”), revenue-generating arrangements involving multiple deliverables should be divided into separate units of accounting and accounted for separately, if (i) the deliverables are independently functional or sufficiently separable and (ii) there is sufficient evidence of related fair vales. In 2004, the Group adopted the provisions of EITF Issue 00-21, which after an analysis of its various revenue-generating arrangements, except for (i) above, did not result in any differences from the Group’s HK GAAP consolidated financial statements.

(E)         Employee housing schemes

Prior to the establishment of New Guoxin and CUCL, both China Telecom (the previous owner of New Guoxin prior to its restructuring into the Group) and Unicom Group provided housing benefits to qualified employees of the Group to enable them to purchase living quarters at a discount. Under HK GAAP, housing benefits incurred and borne by China Telecom and Unicom Group for these employees were not recognized by the Group. Under US GAAP, the amount of such housing benefits is being recognized as part of the Group’s operating expenses over the estimated average service life of the participating employees.  The corresponding credits are being accounted for as capital contributions. Upon the completion of sale of New Guoxin on December 31, 2003, the related housing benefits have been correspondingly accounted for with the net assets transferred.

(F)         Deferred taxation

Upon the adoption of SSAP 12 in 2003 under HK GAAP, which has been retroactively applied to all periods presented, there is no longer a difference in accounting for deferred taxation between HK GAAP and US GAAP. The remaining adjustment related to deferred taxation represents the deferred tax effects of other US GAAP adjustments.

(G)       Revaluation of property, plant and equipment

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

(H)       Impairment of goodwill and long-lived assets

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

Under US GAAP, upon the adoption of Statements of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), the Group no longer amortizes goodwill but, rather, assesses the goodwill of each identified reporting unit for impairment annually starting from January 1, 2002. The adoption of SFAS 142 has resulted in a cumulative effect of accounting change of approximately RMB42,175,000 (net of tax approximately RMB20,773,000) on January 1, 2002 and has been reflected in the condensed statements of income for the year ended December 31, 2002 under US GAAP. Under US GAAP, there was no goodwill as of December 31, 2003 and 2004.

(ii)        Long-lived assets

On January 1, 2002, the Company has adopted Statements of Financial Accounting Standard No. 144 (“SFAS 144”), which supersedes SFAS 121 and Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations, Reporting the Effects of Disposal of Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 144 retains the previous accounting for the impairment of long-lived assets to be held and used in operation as prescribed under SFAS 121, but also establishes more restrictive criteria that must be met to classify long-lived assets as held-for sale, and differentiates between long-lived assets that are disposed of by sale from those disposed of other than by sale. SFAS 144 also increases the range of dispositions that qualify for reporting as discontinued operations, and changes the manner in which expected future operating losses from such operations are to be reported.

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

Based on the above assessment performed and taking into account of the adoption of SFAS 144, no material differences arose in respect of the timing and the amount of impairment for equipment for the years ended December 31, 2002, 2003 and 2004.

For the year ended December 31, 2003, as described in Note (B) above, the disposal of New Guoxin has been treated as a transfer of business between entities under common controls.  For this kind of distribution of a business to the owner in a spin-off, a re-assessment of the impairment of the long-lived assets of the business is required while they are classified as “held and used” and prior to the spin-off.  An impairment loss would be recognized when the carrying amounts of the long-lived assets of the business as of the effective date of disposal exceeded their fair values.  After considering the above impairment assessment, any difference between the sale proceeds and the new carrying values of assets and liabilities of the business is treated contribution by (or distribution to) the owner, as appropriate. Accordingly, an additional provision of impairment loss of the Paging assets amounting to approximately RMB608 million was recorded under US GAAP as at the effective date of the sale of New Guoxin. There was no adjustment to the shareholders’ equity since the sale proceeds approximated the new carrying values of the net assets of New Guoxin, after taking into consideration the additional impairment provision described above.

(I)            Share option scheme

Under HK GAAP, the proceeds received from the exercise of the share options granted under the fixed award amended Share Option Scheme and Pre-Global Offering Share Option Scheme are to be recognized as an increase to capital upon the exercise of the share options as stated in Note 30 of the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) to account for its fixed award stock options issued to employees. Under APB 25, compensation expense is recorded in the amount of the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options, which is amortized over the vesting period of the option. Since the market price of the underlying stock on the date of grant did not exceed the exercise price of the options granted, no compensation cost for options has been recognized in the reconciliation of net income to US GAAP. In accordance with “Accounting for Stock-Based Compensation”(“SFAS 123”) as further amended by Statement of Financial Accounting Standards, No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”(“SFAS 148”) which is effective for the year ended December 31, 2002, the required pro forma information to be disclosed is set forth below:

	2002	2003	2004

Net income:
As reported (RMB’000)	5,035,767	4,736,121	4,712,687
Less: Total stock-based employee compensation expense determined under fair value based method (RMB’ 000)	(90,288)	(86,855)	(146,541)

Pro forma (RMB’000)	4,945,479	4,649,266	4,566,146

Basic earnings per share:
As reported (RMB)	0.401	0.377	0.375
Pro forma (RMB)	0.394	0.370	0.364

Diluted earnings per share:
As reported (RMB)	0.401	0.377	0.374
Pro forma (RMB)	0.394	0.370	0.362

Basic earnings per ADS:
As reported (RMB)	4.012	3.773	3.752
Pro forma (RMB)	3.940	3.704	3.635

Diluted earnings per ADS:
As reported (RMB)	4.012	3.768	3.738
Pro forma (RMB)	3.940	3.699	3.622

(J)         Investment in equity securities

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

Under US GAAP, equity securities which are not marketable and do not have readily determinable fair values are classified as other investments, which are stated at cost less impairment in value other than temporary.  If impairment in value is judged to be other than temporary, the cost of the investment is written down to its recoverable amount as a new cost basis and the amount of the write-down is included in the statements of income.  The new cost basis is not changed for subsequent recoveries in value.

During the years ended December 31, 2003 and 2004, the Group did not have any investment in equity securities under HK GAAP and US GAAP. Accordingly, there was no recovery in the value of investments in equity securities under HK GAAP.

(K)       New Accounting Pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123 and supersedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosures of the statement of income effects of share-based payments are no longer an alternative. SFAS 123(R) is effective for all stock-based awards granted on or after June 15, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of June 15, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS 123 and will be amortized over the remaining vesting period. The Group is currently assessing the impact of adopting SFAS 123(R) to its consolidated operating results and financial position.

Differences between HK GAAP and US GAAP which affect net income of the Group are summarized below:

	Note	2002	2003	2004
		RMB’000	RMB’000	RMB’000
		As restated	As restated

Net income under HK GAAP	(1)	4,598,213	4,217,097	4,386,999

Impact of US GAAP adjustments:	(2)
• Effect of acquisition of Unicom New Century	(A)	648,006	—	—
• Transaction costs for the acquisition of Unicom New Century	(A)	(109,221)	—	—
• Reversal of goodwill amortization and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A)	—	88,794	85,476
• Effect of acquisition of Unicom New World	(A)	(118,879)	350,947	—
• Transaction costs for the acquisition of Unicom New World	(A)	—	(49,378)	—
• Reversal of goodwill amortization and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New World	(A)	—	—	36,507
• Effect of acquisition of Unicom International	(A)	7,351	7,698	6,167
• Transaction costs for the acquisition of Unicom International	(A)	—	—	(325)
• Deferral of upfront non-refundable revenue	(D)	(860,490)	(1,417,474)	(1,275,664)
• Amortization of upfront non-refundable revenue	(D)	526,982	1,223,938	1,303,683
• Deferral of direct incremental cost	(D)	776,387	1,417,474	1,273,515
• Amortization of direct incremental cost	(D)	(435,385)	(1,071,450)	(1,188,804)
• Employee housing benefits	(E)	(18,532)	(18,532)	(14,942)
• Reversal of depreciation for revalued property, plant and equipment	(G)	7,485	7,485	4,127
• Difference in provision for impairment and disposal loss of New Guoxin	(B)	—	55,078	—
• Reversal of differences in provision for impairment loss of equipment upon depreciation and disposal	(H)	(3,538)	(3,538)	—
• Deferred tax effects of US GAAP adjustments	(F)	59,563	(72,018)	95,948
• Effect of change in accounting policy:
Transitional adjustment of goodwill impairment upon the adoption of SFAS 142 (net of tax RMB20,773,000)	(H)	(42,175)	—	—

Net income under US GAAP (as restated in 2002 and 2003)	(2)	5,035,767	4,736,121	4,712,687

Differences between HK GAAP and US GAAP which affect shareholders’ equity of the Group are summarized below:

	Note	2003	2004
		RMB’000	RMB’000
		As restated

Shareholders’ equity under HK GAAP	(1)	69,615,490	72,810,454

Impact of US GAAP adjustments:	(2)
• Effect of acquisition of Unicom New Century	(A)	(2,052,554)	(2,052,554)
• Transaction costs for the acquisition of Unicom New Century	(A)	(109,221)	(109,221)
• Reversal of goodwill amortization and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A)	88,794	174,270
• Effect of acquisition of Unicom New World	(A)	(946,370)	(946,370)
• Transaction costs for the acquisition of Unicom New World	(A)	(49,378)	(49,378)
• Reversal of goodwill amortization and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New World	(A)	—	36,507
• Effect of acquisition of Unicom International	(A)	33,641	392
• Transaction costs for the acquisition of Unicom International	(A)	—	(325)
• Deferred upfront non-refundable revenue	(D)	(5,953,520)	(7,229,184)
• Accumulated amortization of upfront non-refundable revenue	(D)	2,646,464	3,950,147
• Deferred direct incremental cost	(D)	5,037,375	6,310,890
• Accumulated amortization of direct incremental cost	(D)	(2,088,332)	(3,277,136)
• Reversal of revaluation surplus of property, plant and equipment:
• Cost	(G)	(82,531)	(82,531)
• Accumulated depreciation	(G)	15,351	19,478
• Deferred tax effects of US GAAP adjustments	(F)	(209,065)	(113,117)

Shareholders’ equity under US GAAP (as restated in 2003)	(2)	65,946,144	69,442,322

Notes:

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

(2)          In accordance with the US GAAP accounting as described in Note (A) above, the financial statements under US GAAP for prior periods presented have been retroactively restated to include Unicom New Century, Unicom New World and Unicom International since the beginning of the earliest period presented.

The following summarized the combined results of operations and the financial positions for the separate entities on a combined basis as of and for the years ended December 31, 2002, 2003 and 2004, restated to reflect the impact of the effects of the disposal of New Guoxin and Acquisition of entities under common control, which is accounted for at historical cost under US GAAP with prior periods restated as if the entities were always combined, and other differences between HK GAAP and US GAAP.

	The Group (before the acquisition of Unicom International) (Note(a))	Unicom International (Note(b))	Elimination	The Group (after the acquisition of Unicom International)
	RMB’000	RMB’000	RMB’000	RMB’000

For the year ended December 31, 2002

Results of operations:
Operating revenue (Turnover)	50,415,248	24,322	(18,497)	50,421,073
Net income from continuing operations	5,492,804	7,351	—	5,500,155
Net loss from discontinued operation	(422,213)	—	—	(422,213)
Effect of change in accounting policy	(42,175)	—	—	(42,175)
Net income	5,028,416	7,351	—	5,035,767
Basic earnings per share (RMB)	0.401	—	—	0.401

As of/for the year ended December 31, 2003

Results of operations:
Operating revenue (Turnover)	71,958,253	46,265	(24,208)	71,980,310
Net income from continuing operations	6,070,263	7,698	—	6,077,961
Net loss from discontinued operation	(1,341,840)	—	—	(1,341,840)
Net income	4,728,423	7,698	—	4,736,121
Basic earnings per share (RMB)	0.377	—	—	0.377

Financial position:
Non-current assets	128,169,420	60,621	—	128,230,041
Current assets	22,243,284	97,186	(93,115)	22,247,355
Total assets	150,412,704	157,807	(93,115)	150,477,396
Non-current liabilities	40,593,548	—	—	40,593,548
Current liabilities	43,906,653	124,166	(93,115)	43,937,704
Total liabilities	84,500,201	124,166	(93,115)	84,531,252
Net assets	65,912,503	33,641	—	65,946,144

	The Group (before the acquisition of Unicom International) (Note(a))	Unicom International (Note(b))	Elimination	The Group (after the acquisition of Unicom International)
	RMB’000	RMB’000	RMB’000	RMB’000

As of/for the year ended December 31, 2004

Results of operations:
Operating revenue (Turnover)	79,361,238	135,688	(108,612)	79,388,314
Net income	4,703,312	8,988	387	4,712,687
Basic earnings per share (RMB)	0.374	—	—	0.375

Financial position:
Non-current assets	128,697,817	64,865	—	128,762,682
Current assets	17,865,977	148,991	(162,776)	17,852,192
Total assets	146,563,794	213,856	(162,776)	146,614,874
Non-current liabilities	31,045,613	3,262	—	31,048,875
Current liabilities	46,118,868	167,972	(163,163)	46,123,677
Total liabilities	77,164,481	171,234	(163,163)	77,172,552
Net assets	69,399,313	42,622	387	69,442,322

Note (a): The above balances include the operating results and financial position of Unicom New Century and Unicom New World as of the end of and for all periods presented. Further, as described in Note (B) above, New Guoxin was sold to Unicom Group effective on December 31, 2003. As a result, the balance sheet of the Group did not include the financial positions of New Guoxin as of December 31, 2003.

Note (b): The above represent the operating results and financial conditions of Unicom International for the whole years ended December 31 and as of year end.

The following are the condensed statements of income, changes in shareholders’ equity and cash flow information for the years ended December 31, 2002, 2003 and 2004, condensed balance sheets information for the Group as of December 31, 2003 and 2004, and additional financial information as of and for the years ended December 31, 2002, 2003 and 2004, restated to reflect the impact of the effects of the disposal of New Guoxin and Acquisition of entities under common control which is accounted for at historical cost with retroactive restatement under US GAAP.

Condensed Statements of Income

	Note	2002	2003	2004
		RMB’000	RMB’000	RMB’000

Operating revenue (Turnover):	(g)	50,421,073	71,980,310	79,388,314

Operating expenses:
Leased lines and network capacities	(g)	(2,102,165)	(4,729,159)	(7,398,429)
Interconnection charges	(g)	(3,953,324)	(6,111,437)	(7,508,866)
Depreciation and amortization		(14,154,837)	(16,757,294)	(18,944,473)
Personnel		(3,860,783)	(4,654,670)	(4,547,892)
Selling and marketing	(g)	(8,100,225)	(16,689,275)	(18,989,186)
General, administrative and other expenses	(g)	(7,286,952)	(9,204,349)	(10,471,208)
Cost of telecommunications products sold	(g)	(1,203,368)	(3,124,558)	(3,342,797)

Total operating expenses		(40,661,654)	(61,270,742)	(71,202,851)

Operating income from continuing operations		9,759,419	10,709,568	8,185,463
Interest income		477,490	170,486	103,441
Finance costs		(2,765,871)	(2,319,096)	(1,688,418)
Other (expenses) income, net		(45,734)	(29,837)	95,932

Net income from continuing operations before taxation, discontinued operation and effect of change in accounting policy		7,425,304	8,531,121	6,696,418
Taxation	(c)	(1,925,149)	(2,453,160)	(1,983,731)

Net income before discontinued operation, and effect of change in accounting policy		5,500,155	6,077,961	4,712,687

Discontinued operation
• Loss from discontinued operation		(578,389)	(1,762,222)	—
• Add: related tax impact	(c)	156,176	420,382	—

Loss from discontinued operation, net of tax		(422,213)	(1,341,840)	—

Net income before effect of change in accounting policy		5,077,942	4,736,121	4,712,687

Effect of change in accounting policy:
• Transitional adjustment of goodwill impairment upon the adoption of SFAS 142		(62,948)	—	—
• Less: related tax impact	(c)	20,773	—	—

		(42,175)	—	—

Net income		5,035,767	4,736,121	4,712,687

	Note	2002	2003	2004

Basic earnings per share (RMB):
Earnings per share before discontinued operation and effect of change in accounting policy	(1)	0.438	0.484	0.375
Loss from discontinued operation, net of tax		(0.034)	(0.107)	—
Effect of change in accounting policy, net of tax		(0.003)	—	—
Net income	(1)	0.401	0.377	0.375

Diluted earnings per share (RMB):
Earnings per share before discontinued operation and effect of change in accounting policy	(2)	0.438	0.484	0.374
Loss from discontinued operation, net of tax		(0.034)	(0.107)	—
Effect of change in accounting policy, net of tax		(0.003)	—	—
Net income	(2)	0.401	0.377	0.374

Basic earnings per ADS (RMB):
Earnings per share before discontinued operation and effect of change in accounting policy	(1), (3)	4.382	4.842	3.752
Loss from discontinued operation, net of tax		(0.336)	(1.069)	—
Effect of change in accounting policy, net of tax		(0.034)	—	—
Net income	(1), (3)	4.012	3.773	3.752

Diluted earnings per ADS (RMB):
Earnings per share before discontinued operation and effect of change in accounting policy	(2), (3)	4.382	4.836	3.738
Loss from discontinued operation, net of tax		(0.336)	(1.068)	—
Effect of change in accounting policy, net of tax		(0.034)	—	—
Net income	(2), (3)	4.012	3.768	3.738

Notes:

(1)                Basic earnings per share before or after discontinued operation and effect of change in accounting policy for the years ended December 31, 2002, 2003 and 2004 were computed by dividing the net income before or after discontinued operation and effect of change in accounting policy for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years.

(2)                Diluted earnings per share before or after discontinued operation and effect of change in accounting policy for the years ended December 31, 2002, 2003 and 2004 were computed by dividing the net income before or after discontinued operation and effect of change in accounting policy for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years, after adjusting for the cumulative effects of the dilutive potential ordinary shares. All potential dilutive shares arose from share options granted (i) under the amended Pre-Global Offering Share Option Scheme; and (ii) under the amended Share Option Scheme as described in Note 30. For 2004, all potential dilutive ordinary shares arose from additional share options granted in 2004 under the amended Share Option Scheme (see Note 30), which if converted to ordinary shares would decrease earnings per share. The anti-dilutive shares arising from the share options of approximately 31,944,000 shares (2002: 48,745,000 shares; 2003: 66,573,000 shares) were not included in the calculation of diluted earnings per share.

(3)                Basic and diluted earnings per ADS before or after discontinued operation and effect of change in accounting policy were computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

Condensed Balance Sheets

	Note	2003	2004
		RMB’000	RMB’000
Assets
Current assets:
Current portion of deferred tax assets	(c)	873,849	606,009
Amounts due from Unicom Group		—	61,401
Amounts due from related parties		176,061	193,048
Amounts due from domestic carriers		184,613	269,919
Prepayments and other current assets	(d)	3,156,310	3,059,714
Inventories		2,172,115	3,114,632
Accounts receivable		8,992,234	9,163,487
Less: Provision for doubtful debts		(3,498,305)	(3,933,507)
Accounts receivable, net		5,493,929	5,229,980
Short-term bank deposits		912,794	662,025
Bank balances and cash		9,277,684	4,655,464

Total current assets		22,247,355	17,852,192

Non-current assets:
Property, plant and equipment, net	(a)	118,170,805	118,700,674
Other assets	(b)	9,936,454	10,062,008
Deferred tax assets	(c)	122,782	—

Total assets:		150,477,396	146,614,874

Liabilities and equity Current liabilities:
Payables and accrued liabilities	(e)	17,127,113	16,785,749
Amounts due to Unicom Group		432,047	—
Amounts due to related parties		110,272	5,760
Amounts due to domestic carriers		778,841	948,574
Current portion of obligations under finance leases		25,435	938,189
Current portion of long-term bank loans	(f)	7,197,877	11,086,305
Taxes payable		623,929	395,688
Advances from customers		6,666,991	7,034,995
Short-term bank loans		10,975,199	8,928,417

Total current liabilities		43,937,704	46,123,677

Non-current liabilities:
Long-term bank loans	(f)	36,212,791	26,137,188
Obligations under finance leases		99,719	488,956
Deferred revenue		4,277,761	4,249,733
Deferred tax liabilities	(c)	—	170,420
Other long-term liabilities		3,277	2,578

Total non-current liabilities		40,593,548	31,048,875

Shareholders’ equity		65,946,144	69,442,322

Total liability and shareholders’ equity		150,477,396	146,614,874

Condensed Statements of Changes in Shareholders’ Equity

RMB’000

Balance as of January 1, 2002, as previously reported before adjusting for the acquisition of Unicom International	61,884,081
Adjustment for the acquisition of Unicom International	36,535
Balance as of January 1, 2002, as adjusted for the acquisition of Unicom International	61,920,616
Net income for the year ended December 31, 2002	5,035,767
Deemed capital contribution from owner for employee housing benefits	18,532
Contribution from owner	2,083,967
Deemed capital distribution relating to the payment to Unicom Group for the transfer of Unicom New Century	(4,800,000)

Balance as of December 31, 2002, as adjusted for the acquisition of Unicom International	64,258,882
Net income for the year ended December 31, 2003	4,736,121
Deemed capital contribution from owner for employee housing benefits	18,532
Contribution from owner	1,673,693
Deemed capital distribution relating to the payment to Unicom Group for the transfer of Unicom New World	(3,200,000)
Distribution to owner	(286,942)
Dividend paid	(1,255,300)
Exercise of share options	1,158

Balance as of December 31, 2003, as adjusted for the acquisition of Unicom International	65,946,144
Net income for the year ended December 31, 2004	4,712,687
Deemed capital contribution from owner for employee housing benefits	14,942
Deemed capital distribution relating to the payment to Unicom Group for the transfer of Unicom International	(39,416)
Dividend paid	(1,256,160)
Exercise of share options	64,125

Balance as of December 31, 2004	69,442,322

Condensed Cash Flow Statements

	2002	2003	2004
	RMB’000	RMB’000	RMB’000
Net cash inflows (outflows) from:
Operating activities	18,235,412	25,992,889	24,510,430
Investing activities	(10,260,814)	(20,295,426)	(19,668,070)
Financing activities	(12,772,555)	(11,397,136)	(9,440,491)

Net decrease in cash and cash equivalents	(4,797,957)	(5,699,673)	(4,598,131)
Cash and cash equivalents, beginning of year	19,725,314	14,927,357	9,227,684

Cash and cash equivalents, end of year	14,927,357	9,227,684	4,629,553

Interest paid (net of amount capitalized)	(2,697,644)	(2,322,892)	(1,662,419)

Supplemental information

Payables to equipment suppliers for construction-in-progress during 2004 decreased by approximately RMB 775 million (2002: RMB1,502 million; 2003: RMB3,799 million).

(a)         Property, Plant and Equipment, net

	2003	2004
	RMB’000	RMB’000

Buildings	12,800,363	15,395,232
Telecommunication equipment	116,385,370	128,797,453
Office furniture, fixtures and others	4,498,081	5,103,469
Leasehold improvements	1,057,051	1,112,408
Construction-in-progress	21,743,621	23,694,508
	156,484,486	174,103,070

Less: Accumulated depreciation	(38,313,681)	(55,402,396)

	118,170,805	118,700,674

(b)         Other Assets

	2003	2004
	RMB’000	RMB’000

Inter-connection facilitates	629,595	441,968
Deferred direct incremental costs	6,465,485	7,738,673
Other	1,588,851	1,852,818

	8,683,931	10,033,459
Less: Accumulated amortization	(3,860,502)	(6,161,207)

	4,823,429	3,872,252

Prepaid rental and leased line	1,201,375	2,305,071
Deferred customer acquisition costs of contractual CDMA subscribers	3,911,650	3,884,685

	9,936,454	10,062,008

(c)          Taxation

Detailed description of the assessment basis of income tax liability of the Group was set forth in Note 14 of the financial statements.

The income tax liability of Unicom International was assessed as follows:

(i)       In 2003, the government enacted a change in the profits tax rate in Hong Kong from 16% in 2002 to 17.5%. Unicom International was assessed at tax rate of 16% for the year 2002, and 17.5% for the years ended December 31, 2003 and 2004. Its subsidiary Unicom USA was assessed at tax rate of 8.84% in the United States for the years ended December 31, 2002, 2003 and 2004; and

(ii)    Unicom International had no Hong Kong tax liability for the years ended December 31, 2002, 2003 and 2004 as it does not have any assessable income sourced from Hong Kong after offsetting prior year’s accumulated tax loss.

The components of income tax are as follows:

	2002	2003	2004
	RMB’000	RMB’000	RMB’000

Provision for PRC enterprise income tax of the estimated taxable income for the year	1,578,591	1,078,096	1,422,689
Deferred taxation	169,609	954,682	561,042

	1,748,200	2,032,778	1,983,731

The reconciliation of PRC enterprise income tax at the statutory tax rate of 33% and the effective tax rate actually recorded in the statements of income is as follows:

	2002	2003	2004
PRC

Statutory tax rate of 33%	33%	33%	33%
Non-deductible expenses:
• Housing benefits	0.1	—	0.1
• Personnel expenses	1.7	—	0.4
• Selling and marketing expenses	0.2	—	0.3
• Other	1.0	0.6	1.2
Additional expenses for tax deductible purposes:
• Interest on loans from CCF joint ventures	(0.9)	(0.3)	—
• Depreciation expenses	(0.2)	(0.1)	—
• Monetary housing benefits	—	(0.8)	—
Effect of preferential tax rates	(3.2)	(2.1)	(2.0)
Tax credits	(4.6)	—	(2.3)
Increase in opening deferred tax asset resulting from an increase in tax rate	—	(2.1)	(0.4)
Write-off deferred tax assets previously recognized for New Guoxin	—	1.8	—

Effective PRC income tax rate	27.1%	30.0%	30.3%

Effective HK income tax rate	—	—	8.7%

Total overall effective income tax rate	25.9%	30.1%	29.6%

Effect of preferential tax rates is as follows:

	2002	2003	2004

Aggregate amount (RMB in millions)	209	143	135
Per share effect (RMB)	0.017	0.011	0.011

The movement of deferred tax assets is as follows:

	2003	2004
	RMB’000	RMB’000

Balance, beginning of year	1,955,485	996,631
Deferred taxation charged to statements of income	(954,682)	(561,042)
Deferred taxation relating to sale of New Guoxin	(4,172)	—

Balance, end of year	996,631	435,589

Deferred taxation represents the taxation effect of the following temporary differences:

	2003	2004
	RMB’000	RMB’000
Non-current deferred tax assets:
Net amount of deferral and amortization of upfront non-refundable revenue and incremental costs	1,063,541	1,187,448
Interest on loans from CCF joint ventures	256,673	150,954
Loss arising from terminations of CCF Arrangements	236,249	174,637
Provision for impairment loss of property, plant and equipment	4,875	4,721
Write-off of other assets	7,563	—
Amortization of retirement benefits	18,549	—
Additional depreciation deductible for tax purpose	101,267	18,258
Differences in tax basis for the residual value of the property, plant and equipment	7,608	10,045
Other	24,497	197

	1,720,822	1,546,260
Less: Valuation allowance	—	—

	1,720,822	1,546,260
Non-current deferred tax liabilities:
Net amount of deferral and amortization of upfront non-refundable revenue and incremental costs	(1,263,560)	(1,291,528)
Change of depreciation period	(30,367)	(26,280)
Capitalized interest already deducted for tax purposes	(304,113)	(398,872)

	(1,598,040)	(1,716,680)

Net non-current deferred tax assets/(liabilities)	122,782	(170,420)

Current portion of deferred tax assets
Income tax on advances from customers for telephone cards	261,467	—
Write-down of inventory to net realizable value	15,905	39,103
Provision for doubtful debts of Cellular Business	534,839	526,514
Monetary housing benefits	56,826	17,171
Other	4,812	23,221
	873,849	606,009

Total	996,631	435,589

(d)         Prepayment and Other Current Assets

	2003	2004
	RMB’000	RMB’000

Prepaid rental	233,461	277,999
Deposits and prepayments	1,633,199	1,351,022
Interest receivables	4,872	1,414
Advances to employees	164,495	164,386
Deferred customer acquisition costs of contractual CDMA subscribers	535,521	860,225
Others	584,762	404,668

	3,156,310	3,059,714

(e)          Payables and Accrued Liabilities

	2003	2004
	RMB’000	RMB’000

Payables to contractors and equipment suppliers	11,811,532	10,592,518
Accrued expenses	1,418,034	1,355,183
Payables to telecommunications products suppliers	1,352,307	1,772,693
Customer deposits	1,199,532	1,370,015
Salary and welfare payables	494,794	465,154
Amounts due to Service Providers/Content Providers	369,330	573,804
Other	481,584	656,382

	17,127,113	16,785,749

(f)            Long-term Bank Loans

	Interest rate and final maturity	2003	2004
		RMB’000	RMB’000

RMB denominated bank loans	Fixed interest rate ranging from 4.78% to 5.73% (2003: 4.44% to 5.76%) per annum with maturity through 2010 (2003: maturity through 2009)
• secured		10,622,366	6,804,566
• unsecured		26,994,612	20,487,127

		37,616,978	27,291,693

USD denominated bank loans	Floating interest rate of USD LIBOR plus interest margin of 0.28% to 0.44% per annum with maturity through 2010	5,793,690	9,931,800

		43,410,668	37,223,493
Less: Current portion		(7,197,877)	(11,086,305)

		36,212,791	26,137,188

The repayment schedule of the long-term bank loans was as follows:

	2003	2004
	RMB’000	RMB’000
Balances due:
• 2004	7,197,877	—
• 2005	15,549,832	11,086,305
• 2006	11,700,060	10,226,776
• 2007	3,020,930	10,439,494
• 2008	4,116,570	2,639,490
• 2009	1,825,399	1,013,808
• Thereafter	—	1,817,620

	43,410,668	37,223,493
Less: Portion classified as current liabilities	(7,197,877)	(11,086,305)

	36,212,791	26,137,188

As of December 31, 2004, long-term bank loans denominated in RMB were secured by the following:

(i)           Approximately RMB6,805 million (2003: RMB10,622   million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches. Included in these long-term bank loans, approximately RMB2,824 million (2003: RMB3,600 million) was also guaranteed by Unicom Group;

(ii)        Approximately RMB3,955 million (2003: RMB8,004 million) of long-term bank loans were guaranteed by Unicom Group; and

(iii)     Approximately RMB26 million (2003: RMB50 million) of long-term bank loans were secured by restricted bank deposit.

(g)         Related Party Transactions

	2002	2003	2004
	RMB’000	RMB’000	RMB’000
Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	34,167	155,464	212,292
Interconnection and roaming charges	50,132	47,615	56,171
Charge for cellular subscriber value-added service	—	—	858,778
Charge for customer services	—	—	524,718
Charge for cellular subscriber value-added service by UNISK	—	—	4,228
Rental charges for premises, equipment and facilities	21,601	17,936	25,528
Rental income for premises and facilities	—	—	19,475
Constructed capacity related cost of CDMA network	—	—	305,903
Revenue for leasing of transmission line capacity	12,557	10,717	24,822
Sales of CDMA handsets	6,129	23,484	—
Purchase of CDMA handsets	—	—	14,655
Charges for the international gateway services	15,626	8,631	17,062
Leasing of satellite transmission capacity	35,153	26,400	14,152
Purchase of telecom cards	1,391,811	1,326,641	1,087,498
CDMA network capacity lease rental	1,299,286	3,909,148	6,588,926
Agency fee incurred for subscriber development	—	—	9,054
Agency fee incurred for procurement of telecommunications equipment	19,634	20,705	17,759
Rental for the PRC corporate office	7,598	—	—
Sales of telecommunications equipment	16,088	—	—

Detail description of the nature and terms of the related party transactions are set forth in Note 31 of this financial statement.

Movement of significant provisions

(a)          Provision for deferred taxation valuation allowance was analyzed as follows:

	2002	2003	2004
	RMB’000	RMB’000	RMB’000

Balance, beginning of year	107,299	107,299	—
Provision for the year	—	—	—
Disposal of New Guoxin	—	(107,299)	—

Balance, end of year	107,299	—	—

(b)         Provision for doubtful debts was analyzed as follows:

	2002	2003	2004
	RMB’000	RMB’000	RMB’000

Balance, beginning of year	1,378,799	1,901,752	3,498,305
Provision for the year	1,392,909	2,019,470	2,191,780
Written-off for the year	(869,956)	(358,253)	(1,756,578)
Disposal of New Guoxin	—	(64,664)	—

Balance, end of year	1,901,752	3,498,305	3,933,507

(c)          Other than those described in the above notes, there was no other significant movement of provisions for the years ended December 31, 2002, 2003 and 2004.

Comprehensive Statements of income

According to SFAS No.130 “Reporting of Comprehensive Income”, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income. For the years ended December 31, 2002, 2003 and 2004, apart from the net income, there was no other comprehensive income which should be included in the statement of comprehensive income.

Share option scheme

As disclosed in Note 30, information relating to the share options outstanding under the amended Pre-Global Offering Share Option Scheme and Share Option Scheme as of December 31, 2002, 2003 and 2004 is as follows:

	2002		2003		2004
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
		HK$		HK$		HK$

Outstanding, beginning of year	33,840,600	15.42	69,868,600	10.66	172,367,400	6.72
Granted during the year	36,028,000	6.18	105,956,000	4.30	113,322,000	5.92
Exercised during the year	—	—	(176,000)	6.18	(10,320,000)	5.85
Cancelled during the year	—	—	(3,281,200)	12.26	(1,306,000)	4.30

Outstanding, end of year	69,868,600	10.66	172,367,400	6.72	274,063,400	6.45

As of December 31, 2004, 87,611,360 share options (2002: 33,840,600 share options; 2003: 45,947,320 share options) were exercisable and the weighted average exercise price was HK$8.69 (2002: HK$15.42; 2003: HK$12.65). Also, as of December 31, 2004, weighted average remaining contractual life of the options outstanding was approximately 4.9 years (2002: approximately 6.5 years; 2003: approximately 5.5 years).

The SFAS 123 method of accounting is based on several assumptions and should not be viewed as indicative of the operation of the Company in future periods.  The estimated fair value of each option granted to the employees of the Group on the date of grant is estimated to be HK$2.48 ,HK$1.26 and HK$1.54 for 2002, 2003 and 2004 respectively, using the Black-Scholes option pricing method with the assumptions as follows:

	2002		2003		2004

Estimated fair value (in HK$)	HK$	2.48	HK$	1.26	HK$	1.54
Risk free interest rate	3%		3%		3%
Expected life (in years)	5		3		3
Expected dividend yield	0%		2%		2%
Volatility	41%		35%		40%

Had the compensation costs for the plans been determined based on the estimated fair value at the grant dates for awards under the plans consistent with the method of SFAS 123, the Group’s net income and earnings per share under US GAAP on a pro forma basis for the years ended December 31, 2002, 2003 and 2004 are disclosed in the aforementioned Note (I).