Form 20-F
period 2005-12-31
CHINA UNICOM LTD
filed 2006-06-29
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to /

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

As of December 31, 2005, 12,574,265,270 ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes   ☐     No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes   ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐        Item 18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes   ☐     No   ☒

TABLE OF CONTENTS

Note Regarding Forward-looking Statements

Certain Definitions

PART I

Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Item 4. Information on the Company
Item 4A. Unresolved Staff Comments
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
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from the Listing Standards for Audit Committees

i

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III

Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report for the year ended December 31, 2005 contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation:

•                                         our strategy and future plan,

•                                         our capital expenditure plan,

•                                         our future business condition and financial results,

•                                         our abilities to upgrade and expand our networks and increase network efficiency,

•                                         our ability to improve our existing services and offer and market new services,

•                                         our ability to leverage our position as an integrated telecommunications operator and expand into new businesses and new markets,

•                                         future growth of market demand for our services,

•                                         our ability to upgrade and develop technology applications, and

•                                         future regulatory and other developments in the Chinese telecommunications industry.

These forward-looking statements reflect our current views with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors that may be beyond our control, including, without limitation:

•                                         any changes in the regulatory policies of the Ministry of Information Industry, or MII, the State-owned Assets Supervision and Administration Commission, or SASAC, and other relevant government authorities in the People’s Republic of China, or the PRC,

•                                         the PRC government’s decision in relation to the technology standards and licenses of third generation mobile telecommunication, or 3G,

•                                         the effects of competition on the demand and price of our telecommunications services,

•                                         any changes in telecommunications and related technology and applications based on such technology, and

•                                         changes in political, economic, legal and social conditions in China including: the PRC government’s policies with respect to economic growth, consolidations of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.

In addition, our future capital expenditure and development plans are dependent on various factors, including, among others:

•                                         the availability of adequate financing on acceptable terms,

•                                         the adequate and timely supply of equipment when required, and

•                                         the adequacy of currently available spectrum or availability of additional spectrum.

Please also see the “D. Risk Factors” section under Item 3.

CERTAIN DEFINITIONS

As used in this annual report, references to “we”, “us”, “our,” the “Company” and “Unicom” are to China Unicom Limited. Unless the context otherwise requires, these references include all of our subsidiaries. In respect of any time prior to our incorporation, references to “we”, “us”, “our” and “Unicom” are to the telecommunications businesses in which our predecessors were engaged and which were subsequently assumed by us. All references to “Unicom Group” are to China United Telecommunications Corporation, our indirect controlling shareholder. Unless the context otherwise requires, these references include all of Unicom Group’s subsidiaries, including us and our subsidiaries. Please also see “A. History and Development of the Company” under Item 4 for our current shareholding structure.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.            Selected Financial Data

The following table presents our selected consolidated income statement data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and our selected consolidated balance sheet data as of December 31, 2001, 2002, 2003, 2004 and 2005. The selected consolidated balance sheet data as of December 31, 2004 and 2005 and income statement and cash flow data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements included in this annual report. The selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 and income statement and cash flow data for the years ended December 31, 2001 and 2002 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our financial statements are prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, or HKFRS, which became effective on January 1, 2005. Prior to January 1, 2005, our financial statements were prepared in accordance with generally accepted accounting principles in Hong Kong, or HK GAAP. The adoption of HKFRS resulted in changes in certain accounting policies which have been reflected in the financial statements either in accordance with the transitional provisions in the applicable accounting standards or, to the extent there are no transitional provisions, applied retrospectively. Accordingly, the comparative financial data presented in this annual report for the years ended December 31, 2001, 2002, 2003 and 2004 have been restated, as applicable, to conform to the changed accounting policies. A detailed description is set forth in Note 2.2 to our consolidated financial statements.

Financial statements prepared in accordance with HKFRS vary in certain material respects from generally accepted accounting principles in the United States, or US GAAP. In accordance with HKFRS, we adopted the purchase method to account for our acquisitions from Unicom Group of certain cellular businesses and assets held by Unicom New Century Telecommunications Corporation Limited, or Unicom New Century, Unicom New World Telecommunications Corporation Limited, or Unicom New World, and China Unicom International Limited, or Unicom International. The acquisitions of Unicom New Century, Unicom New World and Unicom International became effective on December 31, 2002, December 31, 2003 and in September 2004, respectively, as described in “A. History and Development of the Company” under Item 4. Accordingly, our consolidated income statement and, except as otherwise noted, all other HKFRS financial information for the year 2004 presented in this annual report include the operating results of Unicom New Century and Unicom New World for the year ended December 31, 2004 and the operating results of Unicom International from the effective date of the acquisition to December 31, 2004, but our consolidated income statement and all other HKFRS financial information for the year 2003 presented in this annual report do not include the operating results of Unicom New World for the year ended December 31, 2003. Under the purchase method, our consolidated balance sheet as of December 31, 2003 includes the financial position of Unicom New Century and Unicom New World and our consolidated balance sheet as of December 31, 2004 also includes the financial position of Unicom International. In contrast, under US GAAP, these acquisitions would have been accounted for as transfers of entities under common control. The financial statements prepared under US GAAP would have been retroactively restated for all periods presented on a combined basis as if the acquisitions had been in effect since inception, whereby related assets and liabilities of the acquired businesses would have been accounted for at historical cost and the results of operations of the acquired businesses would have been included in the consolidated financial statements for the earliest period presented.

Under HKFRS, the sale of Guoxin Paging Corporation Ltd., or Guoxin Paging, on December 31, 2003 by us to Unicom Group has been accounted for as a sale of discontinued operation. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of December 31, 2003 was recorded as the loss on sale of discontinued operation in our consolidated income statement for the year ended December 31, 2003. The operating results of Guoxin Paging from January 1, 2003 to the effective date of the sale of Guoxin Paging were included in our consolidated income statement for the year ended December 31, 2003. Under US GAAP, the sale of Guoxin Paging to Unicom Group is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value. In addition, under US GAAP, the results of operations of a component or segment of an entity that has been disposed of should be reported in discontinued operations as a separate component of income, separated from continuing operations, in the period in which the disposal occurred and in prior periods. Accordingly, all the operating results of Guoxin Paging have been grouped into and reported in the income statement as “Discontinued operation - Loss from discontinued operation” under US GAAP.

See Note 37 to the consolidated financial statements included in this annual report for a summary of the principal differences between HKFRS and US GAAP that have a significant effect on our financial statements.

	As of or for the year ended December 31
	2001 (Restated)(1)	2002 (Restated)(1)	2003 (Restated)(1)	2004 (Restated)(1)	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in millions, except number of shares and per share data)
Income Statement Data:

HKFRS
Revenue (Turnover):
Cellular Business	20,640	31,112	57,819	71,887	79,712	9,877
-GSM Business	20,640	27,890	41,153	47,509	52,136	6,460
-CDMA Business	—	3,222	16,667	24,378	27,577	3,417
Paging Business	4,342	2,161	1,403	—	—	—
Long Distance Business	1,489	2,766	2,273	1,848	1,525	189
Data and Internet Business	1,820	2,793	3,437	3,663	3,050	378
Total service revenue	28,291	38,832	64,933	77,397	84,287	10,444
Sales of telecommunications Products	556	1,411	2,221	1,690	2,762	342
Total revenue	28,847	40,243	67,154	79,087	87,049	10,786
Costs and expenses	(23,554)	(32,912)	(58,538)	(71,127)	(78,979)	(9,786)
Income before income tax	5,493	6,311	6,198	6,471	7,102	880
Net income	4,660	4,649	4,269	4,493	4,931	611
-Basic net income per share(3)	0.37	0.37	0.34	0.36	0.39	0.05
-Number of shares outstanding for basic net income per share (in thousands)(3)	12,552,996	12,552,996	12,553,010	12,561,242	12,570,398	12,570,398
-Diluted net income per share(3)	0.37	0.37	0.34	0.36	0.39	0.05
-Number of shares outstanding for diluted net income per share (in thousands)(3)	12,552,996	12,552,996	12,556,728	12,593,054	12,607,476	12,607,476
-Basic net income per ADS(4)	3.68	3.69	3.41	3.58	3.92	0.49
-Number of ADS outstanding for basic net income per ADS (in thousands)(3)	1,255,300	1,255,300	1,255,301	1,256,124	1,257,040	1,257,040
-Diluted net income per ADS(4)	3.68	3.69	3.41	3.57	3.91	0.48
-Number of ADS outstanding for diluted net income per ADS (in thousands)(3)	1,255,300	1,255,300	1,255,673	1,259,305	1,260,748	1,260,748

US GAAP(5)
Revenue	32,501	50,421	71,980	79,388	87,255	10,812
Operating income from continuing operations	7,921	9,759	10,710	8,185	8,142	1,009
Net income before discontinued operation, and cumulative effect of change in accounting policy	5,866	5,500	6,078	4,713	5,013	621
Loss from discontinued operation, net of tax	710	422	1,342	—	—	—
Cumulative effect of change in accounting policy (transitional adjustment of goodwill impairment upon the adoption of SFAS 142)	—	42	—	—	—	—
Net income	5,155	5,036	4,736	4,713	5,013	621
-Basic net income per share before discontinued operation and cumulative effect of change in accounting policy(3)	0.47	0.44	0.48	0.38	0.40	0.05

	As of or for the year ended December 31
	2001 (Restated)(1)	2002 (Restated)(1)	2003 (Restated)(1)	2004 (Restated)(1)	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in millions, except number of shares and per share data)
-Basic net income per ADS before discontinued operation and cumulative effect of change in accounting policy(4)	4.67	4.38	4.84	3.75	3.99	0.49
-Basic net income per share after discontinued operation and cumulative effect of change in accounting policy(3)	0.41	0.40	0.38	0.38	0.40	0.05
-Basic net income per ADS after discontinued operation and cumulative effect of change in accounting policy(4)	4.11	4.01	3.77	3.75	3.97	0.49

Balance sheet Data:

HKFRS
Bank balances and cash	18,413	14,433	9,220	4,655	5,472	678
Property, plant and equipment	75,493	107,216	117,863	118,492	116,056	14,381
Total assets	130,118	152,095	152,870	149,038	142,630	17,674
Short-term debt and current portion of other long-term debt	7,933	15,330	18,173	20,015	22,035	2,730
Obligations under finance lease-current portion	8	17	25	938	421	52
Obligations under finance lease-non-current portion	101	101	100	489	145	18
Other long-term debt	36,337	37,686	36,213	26,137	11,982	1,485
Shareholders’ equity	61,943	66,572	69,052	72,442	76,287	9,453

US GAAP (Restated)(5)
Property, plant and equipment	—	118,787	118,171	118,701	116,232	14,403
Total assets	—	164,636	150,477	146,615	139,958	17,343
Obligations under finance lease-current portion	—	17	25	938	421	52
Obligations under finance lease-non-current portion	—	101	100	489	145	18
Other long-term debt	—	45,520	36,213	26,137	11,982	1,485
Shareholders’ equity	—	64,215	65,946	69,442	73,265	9,078

Other Financial Data:

HKFRS:
Net cash provided by operating activities	11,078	13,054	22,565	23,819	30,804	3,817
Net cash used in investing activities	(46,125)	(5,166)	(19,051)	(18,958)	(16,748)	(2,075)
Net cash provided by (used in) financing activities	8,743	(11,868)	(8,778)	(9,401)	(13,213)	(1,637)

US GAAP (Restated)(5):
Net cash provided by operating activities	15,320	18,235	25,993	24,510	31,486	3,902
Net cash used in investing activities	(62,971)	(10,261)	(20,295)	(19,668)	(17,431)	(2,160)

	As of or for the year ended December 31
	2001 (Restated)(1)	2002 (Restated)(1)	2003 (Restated)(1)	2004 (Restated)(1)	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in millions, except number of shares and per share data)
Net cash provided by (used in) financing activities	21,015	(12,773)	(11,397)	(9,440)	(13,213)	(1,637)

(1)             The adoption of HKFRS on January 1, 2005 resulted in changes in certain accounting policies which have been reflected in the financial statements either in accordance with the transitional provisions in the applicable accounting standards or, to the extent there are no transitional provisions, applied retrospectively. Accordingly, the comparative financial data prior to January 1, 2005 presented herein have been restated, as applicable, to conform to the changed accounting policies. See Note 2.2 to our consolidated financial statements included in this Form 20-F for detailed discussion.

(2)             The translation of RMB into US dollars has been made at the rate of RMB8.0702 to US$1.00, the noon buying rate in New York City for cable transfer in RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005. The translations are solely for the convenience of the reader.

(3)             See Notes 29 and 37 to the financial statements included in this Form 20-F on how basic and diluted net income per share are calculated under HKFRS and US GAAP, respectively.

(4)             Net income per ADS is calculated by multiplying net income per share by 10, which is the number of shares represented by each ADS.

(5)             The US GAAP amounts as of and for each of the relevant years ended on December 31, 2005, 2004, 2003 and 2002 are presented as if the acquisitions of Unicom New Century, Unicom New World and Unicom International had been in existence since the beginning of the earliest period presented.

Historical Exchange Rates Information

We publish our financial statements in Renminbi, or RMB, the legal tender currency in the PRC. In this annual report, references to “US dollars” or “US$” are to United States dollars and references to “Hong Kong dollars”, “HK dollars” or “HK$” are to Hong Kong dollars. Solely for the convenience of the reader, this annual report contains translations of certain RMB and Hong Kong dollar amounts into US dollar amounts and vice versa at specified rates. These translations should not be construed as representations that the RMB or Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollar amounts at the rates indicated or at all. Unless otherwise stated, the translations of RMB and Hong Kong dollars into US dollars and vice versa have been made at the rate of RMB8.0702 to US$1.00 and HK$7.7533 to US$1.00, the noon buying rates in New York City for cable transfers payable in RMB or Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005.

The noon buying rates on June 28, 2006 were RMB7.9970 to US$1.00 and HK$7.7678 to US$1.00, respectively. The average noon buying rates for 2001, 2002, 2003, 2004 and 2005 were RMB8.2772, RMB8.2771, RMB8.2772, RMB8.2768 and RMB8.1826, respectively, to US$1.00, and HK$7.7996, HK$7.7996, HK$7.7864, HK$7.7899 and HK$7.7755, respectively, to US$1.00, calculated as the average of the noon buying rates on the last day of each month during each applicable year. The following table sets forth the high and low noon buying rates between RMB and the US dollar (in RMB per US dollar) and Hong Kong dollar and the US dollar (in Hong Kong dollar per US dollar) for each month during the previous six months:

Period	High	Low	High	Low
	(RMB per US$1.00)		(HK$ per US$1.00)
December 2005	8.0808	8.0702	7.7548	7.7516
January 2006	8.0702	8.0596	7.7571	7.7506
February 2006	8.0616	8.0415	7.7618	7.7564
March 2006	8.0415	8.0167	7.7618	7.7564
April 2006	8.0248	8.0040	7.7598	7.7529
May 2006	8.0300	8.0005	7.7575	7.7510

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Risks Relating to Our Business

Our cellular businesses face intense competition from China Mobile Communications Corporation, or China Mobile, China Telecom Corporation Limited, or China Telecom, and China Network Communications Group Corporation, or China Netcom. Such competition may intensify and result in slower subscriber growth, lower tariffs and higher customer acquisition costs for us, which would materially adversely affect our financial condition, results of operations and growth prospects.

Our cellular businesses face intense competition from China Mobile. China Mobile is the largest cellular operator in China and has competitive advantages over us in areas such as customer base, financial resources and brand recognition. We are experiencing intense competition from China Mobile in our cellular service areas, and such competition may continue and intensify. In particular, continued price competition between China Mobile and us in many service areas has accelerated the decline of the average revenue per user per month, or ARPU, of our cellular services, and adversely affected our profitability. Moreover, China Mobile has announced its intention to launch 3G cellular services in the future, which could further intensify the competition with our cellular businesses, particularly our CDMA services.

Our cellular services also compete with the local wireless telecommunications services of China Telecom and China Netcom in their respective service areas, known as “Little Smart” services, which are based on their fixed line networks and primarily utilize the personal handy-phone system, or PHS, technology. They are offered as extensions of fixed line services and, with such features as calling-party-pays arrangements, carry significantly lower tariffs than cellular services. The “Little Smart” services were previously offered primarily in small- to medium-sized cities, but have been introduced in most major cities nationwide since 2003. Currently these services have attracted over 90 million users in China and their subscriber base is continuing to grow. In addition, both China Telecom and China Netcom have announced their intention to develop 3G cellular services in the future, which would impose direct competition with our cellular business.

Increased competition from China Mobile, China Telecom and China Netcom could lead to slower subscriber growth, lower traffic volume of our services, continued price pressure and higher costs of customer acquisition, which may materially adversely affect our financial condition, results of operations and growth prospects.

Our CDMA services may not succeed in gaining a broader market acceptance in China.

We are the only cellular operator offering CDMA services in China. Prior to the introduction of our CDMA services in 2002, digital cellular services in China were mostly based on the global system for mobile communications, or GSM, technology. The majority of cellular subscribers in China today continue to be GSM subscribers. CDMA cellular services compete with GSM services for cellular subscribers, who may be reluctant to switch to CDMA cellular services because of the need to obtain a new CDMA handset and a new phone number. CDMA services are also perceived to have limitations in international roaming due to the lack of CDMA networks in many countries. In addition, CDMA handsets are generally more expensive than GSM handsets. As of December 31, 2005, the total number of our CDMA subscribers has reached 32.72 million in our service areas. Nevertheless, in comparison with 393 million cellular subscribers in China as of December 31, 2005, CDMA services have yet to gain a broader market acceptance in China.

Whether our CDMA services can gain broader market acceptance will continue to be subject to a number of uncertainties, including, among others:

•                                          whether we can effectively retain our existing subscribers and attract sufficient new CDMA cellular subscribers;

•                                          whether we can effectively reduce the cost of CDMA handsets and marketing expenses and strengthen the management of the purchase and distribution processes of the CDMA handsets; and

•                                          whether we can generate more revenues from value-added services by capitalizing the technological advantages of CDMA 1X wireless data services.

Any of these uncertainties may adversely affect the growth and profitability of our CDMA cellular services and consequently our financial condition and results of operation.

Our CDMA and GSM businesses may compete with each other, which may adversely affect the growth and profitability of these businesses.

Although we are committed to coordinating the development of our CDMA and GSM businesses, these two businesses may compete with each other for our financial, management, human and other resources as well as cellular subscribers. For example, since we have expanded our CDMA services into the mass market, our CDMA business may compete with our GSM business for mid- and low-end cellular subscribers. A portion of our CDMA subscribers were former subscribers of our GSM services. If the development of our CDMA and GSM services is not coordinated effectively or we cannot obtain adequate resources for both our GSM and CDMA cellular services, the growth and profitability of these businesses and our financial condition, results of operations and growth prospects may be adversely affected.

Failure to continually expand and upgrade our networks and infrastructure or changes in telecommunications technology and technological standards could adversely affect our competitive position and hinder our growth.

The growth of our businesses depends on whether we are able to continue to expand the coverage and capacity of our networks, to upgrade the technology and to improve the quality of our networks in a timely and effective manner. We also need to continue to improve the quality of our existing networks in order to enhance our telecommunications services.

In addition, the telecommunications industry in China and elsewhere in the world is subject to rapid and significant changes in technology and technological standards, including, among others, the technology migration to 3G and the development of voice-over-internet protocol technology, or VOIP. Such changes may render our networks and systems obsolete or inadequate. As a result of such changes, we may need to make significant changes and upgrades to our existing networks and infrastructure or construct new networks and infrastructure, which may require substantial capital expenditures and other resources.

Our ability to expand and upgrade our networks and infrastructure is subject to a number of uncertainties, including our ability to achieve the following on a timely basis and on acceptable terms:

•                                          obtain adequate financing;

•                                          obtain relevant government licenses, permits and approvals;

•                                          manage the technology migration in an effective manner;

•                                          obtain adequate network equipment and software;

•                                          retain experienced management and technical personnel;

•                                          obtain sufficient spectrum frequencies, network numbers and other telecommunication resources controlled by the PRC government;

•                                          gain access to the sites for network construction or upgrade; and

•                                          enter into interconnection and other arrangements with other operators.

If we are not able to timely and effectively overcome these uncertainties and other difficulties we may encounter in expanding and upgrading our networks and infrastructure, our competitive position, financial condition, results of operations and growth prospects may be adversely affected.

We may be unable to fund our capital expenditure and debt service requirements, which may adversely affect our financial condition and growth prospects.

We continue to have a significant level of capital expenditure and debt service requirements. We plan to spend approximately RMB22.00 billion for capital expenditure in 2006, an increase of RMB4.39 billion or 24.9% from 2005. As of December 31, 2005, the sum of our long-term and short-term interest bearing debt exceeded the amount of our cash, cash equivalents and short-term bank deposits by RMB28.3 billion. See “Liquidity and Capital Resources” under Item 5. In the future we may be unable to obtain the necessary financing on a timely basis and on acceptable terms, and our failure to do so may adversely affect our financial condition, competitive position and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:

•                                          our financial condition and results of operations,

•                                          our creditworthiness and relationship with lenders,

•                                          the condition of the economy and the telecommunications industry in China,

•                                          conditions in relevant financial markets in China and elsewhere in the world, and

•                                          our ability to obtain any required government approvals for our financings.

The CDMA handset promotional packages have increased our costs and expenses and may adversely affect our profitability.

In order to accelerate the development of the CDMA business and subscriber growth during the product introduction period, we began to offer certain CDMA handset promotional packages in the second half of 2002. Under those arrangements, CDMA handsets were provided to the subscribers for their use at no additional cost to them during the specified contract periods as long as such subscribers agreed to incur a minimum amount of service fees during the contract period. The maximum contract period is two years. The cost of the handsets provided to subscribers under these contractual arrangements, treated as deferred customer acquisition costs, were deferred, to the extent recoverable, and amortized over the contractual period during which we expect to receive the minimum contract revenue. Therefore, these promotional packages tend to increase our costs and expenses.

While we substantially reduced the use of such CDMA handset promotional packages since 2003, the carrying amount of the deferred customer acquisition costs remain significant. For the year ended December 31, 2005, amortization of such deferred customer acquisition costs amounted to approximately RMB5,948 million and the carrying amount of such costs amounted to RMB2,944 million as of December 31, 2005. As a result, while the use of these CDMA promotional packages has accelerated the growth of our CDMA business, they may adversely affect the profitability of our CDMA business and our financial condition and results of operations.

In order to control the costs of our CDMA promotional packages, we have adopted the policy to centralize the purchases of CDMA handsets since 2005. In July 2005, we established a subsidiary, Unicom Huasheng Telecommunications Technology Company Limited, or Unicom Huasheng, which primarily manages the purchase and distribution of CDMA handsets for us. Such centralized purchase policy has resulted in us maintaining a certain level of inventory of CDMA handsets that is subject to the risk of inventory obsolescence. As of December 31, 2005, we maintained an inventory of CDMA handsets of RMB930 million.

Our long distance, data and Internet businesses remain relatively small comparing to China Telecom and China Netcom, and competition from China Telecom, China Netcom and other telecommunication service providers may adversely affect our profitability and growth in these businesses.

The fixed line operators of China Telecom and China Netcom currently hold a dominant market position in the public switched long distance telephony, or PSTN, and data services markets in China in their respective service areas. They are also the dominant providers of Internet protocol telephony, or IP telephony, and Internet access services in China. China Telecom and China Netcom have competitive advantages over us in customer base, financial resources, fixed network coverage and “last-mile” access. Our IP telephony services compete with other service providers including China Satellite Communication, or China SatCom and China Railway Communications Co. Ltd., or China Railcom. In 2005, intense competition has continued to contribute to the decreases in average realized tariff rates for long distance services and in our revenue from long distance business. The growth of our long distance, data and Internet businesses has been further hindered by our lack of licenses to operate local telephony networks. Competition from China Telecom, China Netcom and other service providers may continue to adversely affect the profitability and growth of our long distance, data and Internet businesses and consequently our overall financial condition and results of operations.

Our churn rates and doubtful debt ratio may increase.

The monthly average churn rate of our GSM cellular services slightly increased from 2.30% in 2004 to 2.41% in 2005. Such increase was primarily due to the following factors:

•                                          intense competition from the GSM services of China Mobile and the “Little Smart” services of China Telecom and China Netcom;

•                                          the increase in the proportion of cost-sensitive subscribers among new subscribers as a result of continuing expansion of our GSM cellular services in the mass market; and

•                                          an increase in the proportion of subscribers to our pre-paid GSM services which are characterized by a higher churn rate than post-paid services.

Although the monthly average churn rate of our CDMA cellular services stood at 1.49% in 2005, the same level in 2004, there is no assurance that it will not increase in the future. Increased churn rates of our GSM and CDMA services may adversely affect our market share and increase our costs of additional customer acquisitions and bad debt, which would adversely affect our financial condition, results of operations and growth prospects.

China has yet to develop an effective credit control system, and with intense competition in the cellular telecommunication market, our doubtful debt ratio for cellular services, calculated as the amount of provision for doubtful debt divided by revenue from our cellular services, may increase in the future. While our doubtful debt ratio decreased from 2.8% as of December 31, 2004 to 1.8% as of December 31, 2005 due to our improved management of payment delinquency in 2005, there is no assurance that it will not increase in the future. If such ratio increases in the future, our financial condition and results of operations could be adversely affected.

Obstacles in interconnection with networks of other telecommunication operators could jeopardize our operations.

The effective provision of our cellular, long distance telephony and other services requires the interconnection between our networks and the networks of China Telecom, China Netcom, China Mobile and other telecommunication operators. Any obstacles in existing interconnection arrangements or any significant change of their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that can seriously jeopardize our operations and adversely affect our profitability and growth. Difficulties in the execution of new interconnection arrangements on a timely basis and on acceptable terms, including the inability to promptly establish additional interconnection links or increase interconnection bandwidths as required, could also adversely affect our financial condition, results of operation and growth prospects.

Our controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of our other shareholders.

Unicom Group indirectly controls an aggregate of 52.36% of our issued share capital as of May 31, 2006. As our controlling shareholder, it is able to influence our major business decisions through its control of our board of directors. All of our executive directors and executive officers also serve as directors or executive officers of Unicom Group. In addition, our operations depend on a number of services provided by Unicom Group. For example, Unicom Group leases to us, on an exclusive basis, capacity on the CDMA network located in our cellular service areas, provides us with access to international gateways, supplies us with SIM cards and calling cards and provides equipment procurement services and customer services to us. Unicom Group and we also provide a number of services to each other, including interconnection and roaming services, sales agency and collection services and provision of premises. See “A. History and Development of the Company - Our Relationship with Unicom Group” under Item 4 of this annual report. The interests of Unicom Group and our interests in these transactions may differ and Unicom Group may cause us to make decisions that conflict with the interests of our other shareholders.

The internal reorganization of Unicom Group for the A Share offering has created a two-step voting mechanism that will require the approval of the minority shareholders of both our Company and the A Share Company for significant connected transactions between us and Unicom Group.

In October 2002, Unicom Group completed an internal reorganization of its shareholding in our company and the initial public offering in China, of its newly established subsidiary, China United Telecommunications Corporation Limited, or A Share Company. As part of this restructuring, a portion of Unicom Group’s indirect shareholding in our company was transferred to the A Share Company, whose business is limited to indirectly holding the equity interest of our company without any other direct business operations. A voting mechanism was established to allow public shareholders of the A Share Company to indirectly participate in our shareholders’ meetings and a two-step voting mechanism was established for the approval of connected transactions. See “A. History and Development of the Company - Further Restructuring of Unicom Group and Initial Public Offering of the A Share Company in 2002” under Item 4 below. As a result, significant connected transactions between us or our subsidiaries and Unicom Group or its subsidiaries will require the separate approval of the independent minority shareholders both of our company and of the A Share Company. Connected transactions approved by our independent minority shareholders nevertheless cannot proceed if they are not approved by the independent minority shareholders of the A Share Company. This adds another necessary step of approval process for those transactions.

Investor confidence and the market prices of our shares and ADSs may be materially and adversely impacted if we are or our independent registered public accounting firm is unable to conclude that our internal control over financial reporting is effective as of December 31, 2006 as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are a public company in the United States that is subject to, among other things, the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must audit and report on management’s assessment of the effectiveness of our internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal control over financial reporting is not effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially and adversely affect the market prices of our shares and ADSs.

We may incur increased costs as a result of being a public company.

As a public company listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited, we incur a higher level of accounting, legal and other expenses than many private companies. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, have required changes in corporate governance and internal control practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict the amount of additional costs we may incur or the timing of such costs.

Risks Relating to the Telecommunications Industry in China

Regulatory or policy changes relating to the PRC telecommunications industry or future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects.

The PRC government continues to regulate many aspects of the telecommunications industry in China. Potential changes in regulations and policies and their implementation could lead to changes in the overall industry environment. These changes may include, among others, new regulatory decisions or measures relating to issuance of 3G licenses or selection of 3G technology standards, calling-party-pays arrangements or other tariff adjustments, fulfillment of telecommunications service providers’ universal service obligations and the associated expenses, usage of numbers or frequency resources and the associated fees, or standards and mechanisms of interconnection settlement, and could substantially affect our financial condition, results of operations and growth prospects. For example, if the PRC government decides to grant 3G licenses to one or more of our competitors but not to us, or deregulates or reduces state tariff rates applicable to some of our services, our results of operations and financial condition may be materially and adversely affected.

In addition, the PRC government has in the past restructured the telecommunications industry through a number of initiatives that were rolled out in stages and may initiate further industry restructuring in the future. Potential restructuring of the PRC telecommunications industry, if any, may affect the overall business environment and the operations of telecommunications operators in China, including us. We cannot predict the timing for, and any implications and effect of, any future restructuring of the PRC telecommunications industry, or give any assurance that we will not be materially adversely affected by any such industry restructuring.

Issuance of additional telecommunication service licenses, including 3G licenses, may further intensify competition in the PRC telecommunications industry and materially adversely affect our financial condition, results of operations and growth prospects.

Since mid 1990s, the PRC government has taken various measures, including licensing more providers of telecommunications services, to encourage competition in the telecommunications industry. Currently, the Chinese telecommunications market has six basic telecommunications service providers — China Telecom, China Mobile, China Netcom, China Satcom, China Railcom, and our Company — and thousands of value-added service providers. In addition, the government may grant additional telecommunications service licenses in the future, including additional licenses to provide 3G cellular services.

The PRC government has not publicly announced its decisions on the timing of the grant of the 3G licenses, the number of 3G licenses to be granted, or the selection of preferred 3G technology standards. The issuance of 3G licenses to cellular service providers may significantly change the overall competition environment of the wireless telecommunications industry and further intensify the competition among cellular service providers. While we have participated in the 3G trial tests sponsored by the MII and have been preparing for developing 3G business by upgrading our CDMA and/or GSM network and services, we cannot assure you that the PRC government will grant us the requisite approvals and license(s) in a timely or favorable manner, or at all. We cannot predict the 3G technology standards that may be selected by the PRC government for the 3G license(s) that may be granted to us. Even if we are granted one or more 3G licenses, we cannot assure you that we will successfully manage the technology migration to 3G and 3G operations and effectively compete with other cellular services providers.

After its accession to the World Trade Organization, or WTO, in December 2001, China promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, implementing its commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in China to foreign operators.  By the end of 2006, there will be no geographic restriction for foreign telecommunication service provider to provide mobile voice and data telecommunication services in China. See “Regulatory and Related Matters — Entry into the Industry” under Item 4. When the PRC government grants licenses to additional telecommunications service providers in the future, licensees may include foreign-invested operators. Such foreign-invested operators entering into China’s telecommunications market may have competitive advantages over us in areas such as financial resources, network management and technical expertise.

Increased competition in China’s telecommunications services industry could impede the growth of our businesses, further increase competition for skilled and experienced employees, result in or exacerbate price competition and increase our customer acquisition costs and other costs and expenses, and thereby adversely affect our results of operations, financial condition and growth prospects.

The telecommunications industry in China may not sustain its pace of rapid growth, which may adversely affect the growth and profitability of our business.

The telecommunications industry in China has experienced rapid growth in the last several years, especially in the cellular communications sector. The total number of cellular subscribers in China increased from 43.3 million at the end of 1999 to 393 million by December 31, 2005. Cellular penetration increased from 3.5% to 30.3% nationwide during the same period. The growth in cellular subscribers has been slowing down as cellular penetration continues to increase in our cellular service areas. In addition, ARPU for the cellular communications market in China continues to decline. For example, ARPU of our GSM subscribers declined from RMB49.4 in 2004 to RMB48.5 in 2005. Any slow-down in the growth in China’s telecommunications industry may adversely affect the growth and profitability of our business.

The PRC government may require us, along with other telecommunication service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government authorities, and the MII has the authority to delineate the scope of universal service obligations. The MII, together with government finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services.

While specific universal services obligations are not yet clear, we believe that such services may include mandatory provision of basic telecommunications services in less economically developed areas in China and mandatory contribution to a universal service fund. In addition, as part of the transitional measures prior to the formalization of a universal service obligation framework, the MII has required major telecommunication service providers in China, including Unicom Group, to participate in a project to provide telephone services in thousands of remote villages in China. In participating in such project, Unicom Group, with our assistance, undertook the universal service obligation to extend telecommunication service coverage to a total of more than 4,600 administrative-level villages in 2004 and 2005 primarily through its CDMA and satellite transmission networks. In 2006, Unicom Group is required to extend telecommunication service coverage to more than 1,500 additional villages in remote areas. See “B. Business Overview — Regulatory and Related Matters — Universal Services” under Item 4.

We cannot predict whether the PRC government will specifically require us to undertake universal service obligations in the future. To the extent we are required to do so, it is currently uncertain whether we will be adequately compensated by the government or by the universal service fund. We cannot assure you that we will be able to realize an adequate return on investments for expanding networks to, and providing telecommunications services in, those less economically developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs. We also cannot predict whether we will be required to make contribution to the universal service fund. Any of these events may adversely affect our financial condition and results of operations.

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

Risks Relating to Doing Business in China

Our operations may be adversely affected by changes in China’s economic, political and social conditions.

Substantially all of our business operations are conducted in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. These measures may cause a decrease in the level of economic activity in China, including a decline in individual spending activities, which in turn could adversely affect our financial condition and results of operations.

If the PRC government revises the current regulations that allow a foreign investment enterprise to pay foreign exchange in current account transactions, our operating subsidiary’s ability to satisfy their foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted.

The ability of our wholly-owned operating subsidiary, China Unicom Corporation Limited, or CUCL, to satisfy their foreign exchange obligations and to pay dividends to us depends on existing and future foreign exchange regulations in China. The Renminbi is currently convertible by foreign-invested enterprises in China to settle transactions under the current account, which include trade and service related foreign exchange transactions and payments of dividends and interest on foreign loans. Renminbi currently cannot be freely converted without regulatory approval for transactions under the capital account, which include outbound foreign investment and principal payments on foreign loans. CUCL, which holds substantially all of our assets and through which we conduct substantially all of our business, is a foreign-invested enterprise in China. This status allows them to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange. However, there is no assurance that the  relevant PRC government authorities will not in the future impose any limitation on the ability of foreign-invested enterprises to purchase foreign exchange to satisfy their foreign exchange obligations or to pay dividends. In that event, CUCL’s ability to satisfy its foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted.

Fluctuations in the value of the Renminbi could adversely affect the prices of our shares and ADSs as well as our profitability.

Substantially all of our revenues and costs and expenses are denominated in Renminbi, while a portion of our borrowings, equipment purchases and other capital expenditures are denominated in foreign currencies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to that of U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies determined by the People’s Bank of China. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar or other foreign currencies. Fluctuations of the Renminbi could adversely affect the value in foreign currency terms of cash flow generated from our operations or any dividends payable on our shares and ADSs, and therefore the price of our shares and ADSs. Any future Renminbi devaluations could also increase our equipment acquisition costs and costs and expenses or lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities, thereby adversely affecting our profitability.

Uncertainties in the PRC legal system could limit the legal protections available to us and to foreign investors.

Our wholly-owned operating subsidiary, CUCL, is organized under the laws of PRC and is generally subject to laws and regulations applicable to foreign-invested enterprises in China. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. Since 1979, the PRC government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws and regulations involves uncertainties. Therefore, the PRC legal system may not afford the same legal protection available to investors in the United States or elsewhere.

Any future outbreak of health epidemics or other adverse public health developments may severely disrupt our business and operations.

Adverse public health epidemics or pandemics could disrupt businesses and the national economy of China and other countries and regions where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. Recently, some Asian countries, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. In particular, any future outbreak of SARS, avian flu or similar adverse public health developments may, among other things, significantly disrupt our ability to adequately staff our business, and may adversely affect our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of SARS, avian flu or similar adverse public health developments would not have a material adverse effect on our financial condition and results of operations.

Item 4. Information on the Company

A.                                  History and Development of the Company

Industry Restructuring

Since 1993, the PRC government has implemented a number of measures to restructure and introduce competition in the telecommunications industry. Prior to June 1994, China Telecom was the sole provider of telecommunications services in China. In June 1994, Unicom Group was established in accordance with the State Council’s approval to introduce competition in the telecommunications industry. Since then, the PRC government has approved Jitong Network Communications Company Limited, or Jitong, and China Netcom Corporation Ltd., or CNCL, to provide IP telephony, Internet and data services. It has also approved China Railcom to provide most telecommunications services other than cellular services.

In 1999, the State Council approved a plan to restructure the former China Telecom along four business lines: fixed line, cellular, paging and satellite communications. As a result of the restructuring, China Telecom retained the fixed line, data and Internet businesses, while China Mobile assumed the cellular business previously operated by China Telecom. In 2002, the PRC government further separated China Telecom into two companies, with the southern company retaining the name of China Telecom and assets and businesses in 21 provinces in southern and western China and the northern company retaining assets and businesses in 10 provinces in northern China and merging with CNCL and Jitong to form China Netcom. As a result of the PRC government’s efforts to introduce competition in the telecommunications industry, there is currently more than one service provider in most of the sectors within the telecommunications industry. See “B. Business Overview - Competition” below.

History of Unicom Group

As part of its efforts to introduce orderly competition to the telecommunications sector in China, the State Council approved the proposal to establish Unicom Group in December 1993 and authorized it to build and operate cellular networks and local and long distance networks. Since its establishment in June 1994, Unicom Group first developed a nationwide cellular network using GSM technology and a nationwide long distance telephony network. In May 1997, the State Council granted approval to Unicom Group to provide data services. The MII licensed Unicom Group to begin to provide Internet services in July 1999 and IP telephony services on a trial basis in 12 cities in April 1999 and on a nationwide basis in March 2000.

Unicom Group offers local telephony services in the municipalities of Chengdu, Chongqing and Tianjin. It also offers satellite transmission services through its subsidiary, China United Telecommunications Satellite Communication Co. Ltd., or Unisat.

The Restructuring of Unicom Group and Our Initial Public Offering in 2000

We are a company limited by shares incorporated under the Companies Ordinance of Hong Kong on February 8, 2000. Our registered office and principle executive offices are located at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (telephone number: 852-2126-2018).

Under reorganization agreement, dated April 21, 2000, between Unicom Group and CUCL, Unicom Group transferred to CUCL certain of its assets, rights and liabilities in preparation for our initial public offering, or IPO. Under an equity transfer agreement, dated April 21, 2000, among us, Unicom Group, China Unicom (Hong Kong) Group Limited and China Unicom (BVI) Limited, or Unicom BVI, Unicom Group transferred to us its 100% equity interest in CUCL, which became our wholly-owned operating subsidiary in China. In return, we issued 9,725 million shares to Unicom BVI, then an indirectly controlled subsidiary of Unicom Group.

In June 2000, we successfully completed our IPO, raising approximately US$5.65 billion. Upon completion of our IPO, our shares became listed and traded on The Stock Exchange of Hong Kong Limited and ADSs representing our shares became listed and traded on the New York Stock Exchange.

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

Following the restructuring, the A Share Company successfully completed its IPO in the PRC and the listing of its ordinary shares on the Shanghai Stock Exchange, or A Shares. After the IPO of the A Share Company, the A Share Company transferred all of its net offering proceeds to Unicom Group in return for an additional 22.84% equity interest in Unicom BVI.

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

The voting mechanism described above, however, will not apply to the approval process for any connected transactions between us or our subsidiaries and Unicom Group or its subsidiaries, on which Unicom BVI will not be permitted to vote under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the HKSE Listing Rules. Instead, our significant connected transactions would require the separate approvals of the public shareholders both of our company and of the A Share Company. According to the two-step voting arrangements we and the A Share Company have established, each connected transaction between us or our subsidiaries and Unicom Group or its subsidiaries will consist of an initial agreement and a further agreement. The initial agreement would be entered into by Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) on the one hand and the A Share Company or Unicom BVI on the other hand. This agreement would contain the following terms:

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

The initial agreement will constitute a connected transaction of the A Share Company and, if certain thresholds are met, will require the approval of the public or independent shareholders of the A Share Company under the rules of the Shanghai Stock Exchange. The further agreement would be entered into by the A Share Company or Unicom BVI on the one hand and us or our subsidiaries on the other hand, and would provide for the transfer of all rights and obligations of the A Share Company or Unicom BVI on the one hand under the initial agreement to us or our subsidiaries on the other hand. The further agreement will constitute a connected transaction of our company and, if certain thresholds are met, will require the approval of our public or independent shareholders under the HKSE Listing Rules. We expect, to the extent the nature of a particular connected transaction allows, the two-step voting arrangements to apply as described above. However, there may be circumstances where the nature of the connected transaction requires the application of the two-step voting arrangements to be adjusted. This may arise where we or our subsidiaries are the providers, rather than recipients, of certain services. In this event, the two-step voting arrangements will need to be adjusted so that the process as described above is effectively reversed, such that the initial agreement is entered into by us or our subsidiaries rather than Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) with the A Share Company or Unicom BVI. Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries), rather than us or our subsidiaries, will be party to the further agreement. The arrangements (including the conditions) will apply correspondingly. This two-step structure will be applied in all future connected transactions between us and Unicom Group and will effectively require the separate approvals of the public or independent shareholders both of our company and of the A Share Company for such connected transactions.

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

On December 31, 2003, we successfully completed the acquisition from Unicom Group of Unicom New World, which holds cellular telecommunications businesses (including GSM assets and businesses and CDMA businesses) in the following nine provinces and autonomous regions in China: Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Xizang Zang autonomous regions. The total purchase price was HK$3,014,886,000 (approximately RMB3.2 billion), payable in cash. On the same date, we also completed the sale of the entire equity interests of Guoxin Paging to Unicom Group for a total sale price of HK$2,590,917,656 (approximately RMB2.75 billion), and such proceeds were applied to our general working capital.

As a result of the acquisitions of Unicom New Century and Unicom New World, CUCL extended its cellular businesses to 30 provinces, autonomous regions and municipalities in China.

Mergers of Unicom New Century and Unicom New World into CUCL

On July 30, 2004, Unicom New Century was merged into CUCL and legally dissolved upon the completion of such merger. On September 1, 2005, Unicom New World was merged into CUCL and legally dissolved upon the completion of such merger.

Acquisition of China Unicom International Limited

In September 2004, we acquired from Unicom Group of Unicom International, a limited liability company established in Hong Kong engaging in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services. Unicom International’s wholly-owned US subsidiary, China Unicom USA Corporation, or Unicom USA, carries wholesale business of voice traffic between the United States and mainland China. The total purchase price was HK$37,465,996 (approximately RMB39.74 million), payable in cash.

Establishment of Unicom Macau and the Launch of CDMA Services in Macau

On October 15, 2004, we set up China Unicom (Macau) Company Limited, or Unicom Macau, in the Macau Special Administrative Region of the PRC, or Macau. In March 2005, the Macau government granted Unicom Macau a CDMA license, which allows Unicom Macau to provide roaming services and, subject to the Macau government’s further approval, provide CDMA cellular services to local CDMA users in Macau after the first year of its operation. In October 2005, Unicom Macau completed the construction of CDMA network in Macau and launched the CDMA roaming service to CDMA users in Macau.

Incorporation of Unicom Huasheng

On July 1, 2005, CUCL and Unicom Xingye Science and Technology Trade Co., or Unicom Xingye, a subsidiary of Unicom Group, incorporated Unicom Huasheng, a 95%-owned subsidiary of CUCL. Unicom Huasheng is principally engaged in sales of handsets and telecommunication equipment and provision of technical services for us.

Share Segregation Reform of the A Share Company

On May 11, 2006, the relevant shareholders of the A Share Company approved a proposal by all the holders of the non-tradable shares of the A Share Company, including Unicom Group, to convert their non-tradable shares into shares that are listed and tradable on the Shanghai Stock Exchange. This proposal was made pursuant to and in compliance with PRC regulations in respect of share segregation reform of companies listed in the PRC. In connection with the conversion of all non-tradable shares into tradable shares, holders of the non-tradable shares of the A Share Company will transfer to each holder of tradable shares 2.8 non-tradable shares for every ten tradable shares held by such holder as of May 17, 2006. The tradable shares converted from non-tradable shares are subject to certain lock-up restrictions as required by the relevant PRC regulations. As a result of the implementation of this proposal, Unicom Group’s ownership interest in the A Share Company decreased from 69.32% to 60.74%.

As of May 31, 2006, Unicom Group held a 60.74% equity interest in the A Share Company. The A Share Company in turn held 82.10% of the total equity interest in Unicom BVI, with the remaining 17.90% held directly by Unicom Group. Unicom BVI continues to hold 77.27% of our outstanding shares and Unicom Group remains our ultimate controlling shareholder. See also the chart below for the current shareholding structure of our company.

Set forth below is our shareholding structure and subsidiaries as of May 31, 2006.

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

Unicom Group holds the licenses required for our telecommunications businesses and we derive our rights to operate our businesses from our status as a subsidiary of Unicom Group. Under the respective reorganization agreements entered into by CUCL, Unicom New Century and Unicom New World with Unicom Group referred to above, Unicom Group undertook to hold and maintain all licenses received from the MII in connection with our businesses solely for our benefit during the term of the licenses and at no cost to us. In addition, Unicom Group undertook to take all actions necessary to obtain and maintain for our benefit such governmental licenses or approvals as we shall require to continue to operate our businesses. Unicom Group also agreed not to engage in any business which competes with our businesses except for the then-existing competing businesses of Unicom Group and to grant us a right of first refusal in relation to any government authorization, license or permit, or other business opportunity to develop any new telecommunications technology, product or service. Finally, Unicom Group also gave us an undertaking not to seek an overseas listing for any of its businesses or the businesses of its subsidiaries in which we are engaged or may engage in the future, except through us.

In connection with the restructuring of Unicom Group and the acquisitions of Unicom New Century, Unicom New World and Unicom International, we entered into a number of agreements with Unicom Group pursuant to the two-step process described in “Further Restructuring of Unicom Group and the Initial Public Offering of A Shares” above. These include arrangements for interconnection and roaming services between the telecommunications networks owned by us and Unicom Group and for the provision or sharing of telecommunications and ancillary services and facilities between us and Unicom Group. Unicom Group also retains its interests in its other subsidiaries that provide ancillary services to us, including the procurement of telecommunications equipment and the supply of SIM cards and calling cards. In March 2005, we entered into several new agreements with Unicom Group to replace the existing arrangements. See “B. Related Party Transactions” under Item 7 for a detailed description of our agreements with Unicom Group.

Unicom Group has constructed nationwide cellular networks based on CDMA IX technology. We entered into lease agreements with Unicom Group to lease a portion of the network capacity and began to offer CDMA cellular services on an exclusive basis in our cellular service areas in early 2002. In March 2005, we entered into a new CDMA lease agreement with Unicom Group to replace the then existing CDMA lease agreements. Unicom Group only operates its CDMA networks in Guizhou province, which is outside of our cellular service areas. We also have an option to acquire the CDMA networks from Unicom Group. See “B. Related Party Transactions - Leasing of CDMA Network Capacity” under Item 7.

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources - Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous three years and those planned for 2006. We have not undertaken any significant divestitures.

B.            Business Overview

General

We are an integrated telecommunications operator in China, offering a comprehensive range of telecommunications services, including cellular, international and domestic long distance, data and Internet services based on our advanced, uniform nationwide network system. We offered cellular communications services based on both GSM and CDMA technologies in 30 provinces, autonomous regions and municipalities in China (i.e., all provinces, autonomous regions and municipalities in China except for Guizhou province). We and China Mobile are currently the two cellular service providers in our cellular service areas.

We had a total of 95.07 million GSM cellular subscribers in our cellular service areas as of December 31, 2005, representing a 12.7% increase from 84.27 million subscribers as of December 31, 2004. Our GSM cellular business accounted for 59.9% of our total revenue in the year ended December 31, 2005. We had approximately 32.72 million CDMA cellular subscribers in our cellular service areas as of December 31, 2005, representing a 17.6% increase from 27.81 million subscribers as of December 31, 2004. Our CDMA Cellular business contributed 34.8% of our total revenue in the year ended December 31, 2005. At the end of 2005, our market share in our cellular service areas was 34.5%, slightly decreasing from 35.6% at the end of 2004.

We provide international and domestic long distance, data and Internet services nationwide in China. These businesses currently represent a relatively small portion of our overall business. Our long distance, data and Internet businesses collectively accounted for 5.3% of our total revenue in 2005, compared to 7.0% in 2004. Outgoing public switched and IP telephony long distance calls totaled 10.48 billion and 14.73 billion minutes, respectively, in 2005, compared to 10.10 billion and 13.95 billion minutes, respectively, in 2004. Our incoming international long distance calls (including incoming calls from Hong Kong, Macau and Taiwan) totaled 2.59 billion minutes in 2005, down from 2.75 billion minutes in 2004. As of December 31, 2005, the bandwidth of our data network, international interconnection bandwidth and domestic interconnection bandwidth had reached 54,828MGbps, 4,272MGbps and 17,755MGbps, respectively. We had 8.53 million Internet subscribers at the end of 2005.

Our fiber optic transmission network continued to expand in 2005. As of December 31, 2005, the total cable length of our transmission network reached 796,000 km, including 122,000 km for our backbone transmission network, representing an increase of 11.8% and 1.7%, respectively, from the end of 2004.

Recent Developments

As of March 31, 2006, the total number of our GSM subscribers in our cellular service areas has increased to 97.91 million, including 49.71 million post-paid subscribers and 48.20 million pre-paid subscribers. As of March 31, 2006, we also had a total of 33.64 million subscribers to our CDMA services. Average minutes of usage, or MOU, per subscriber per month for GSM services in our combined service areas were 218.9 minutes for the three months ended March 31, 2006. Average MOU per subscriber per month for CDMA services in combined service areas were 264.1 minutes for the three months ended March 31, 2006. ARPU for GSM services in our combined service areas was RMB49.4 for the three months ended March 31, 2006. ARPU for CDMA services in our combined service areas was RMB68.5 for the three months ended March 31, 2006. For the three months ended March 31, 2006, outgoing public switched and IP telephony long distance calls totaled 2.40 billion minutes and 3.28 billion minutes, respectively. As of March 31, 2006, we had 8.04 million Internet subscribers.

On June 20, 2006, we entered into a strategic alliance framework agreement with SK Telecom Co., Ltd., or SKT, a mobile telecommunications service provider in Korea. Pursuant to this agreement, we and SKT agreed to cooperate on the further development of CDMA cellular communication services in China.  We have appointed SKT as our sole and exclusive partner in relation to our CDMA cellular communication business operations for a maximum period of 18 months in PRC in the areas of CDMA handsets, value-added services and related business platform, marketing, information technology infrastructure and network technologies.  Detailed terms of our business cooperation with SKT will be negotiated in the future and set forth in definitive legal agreements to be entered into by us and SKT.  We and SKT will establish a joint designated team to implement the business cooperation initiatives.  In addition, pursuant to this agreement, if SKT and/or any of its affiliates, individually or collectively, hold more than 5% of our issued share capital, SKT will be entitled to nominate a representative to our board of directors.  SKT has undertaken to cause such director to resign if it and/or its affiliates, individually or collectively, hold no more than 5% of our issued share capital for a period of three months.

On June 20, 2006, we and SKT also entered into a subscription agreement whereby SKT agreed to subscribe for US$1,000,000,000 zero coupon convertible bonds due 2009 to be issued by us on July 5, 2006, or such other date agreed by us and SKT which may not be later than July 12, 2006.  Subject to certain adjustments pursuant to the terms of the bonds, such bonds can be converted into our ordinary shares one year after the issuance at an initial conversion price of HK$8.63 (US$1.11) per share, representing a 28.8% premium over the closing price of our ordinary shares on the Hong Kong Stock Exchange on June 20, 2006.  Assuming a full conversion of the bonds at this initial conversion price, the bonds would be convertible into 899,745,075 ordinary shares, representing approximately 7.15% of our issued and outstanding share capital as of June 20, 2006 and approximately 6.67% of our enlarged issued and outstanding share capital as of the date of the conversion.  Unless previously redeemed, converted or purchased and cancelled pursuant to the terms of the bonds, we will redeem all the outstanding bonds at 104.26% of their principal amount on July 5, 2009.  In addition, the holders of such bonds, with prior written notice to us, may require us to redeem, on July 5, 2008, all or a portion of their bonds at 102.82% of the principal amount of the bonds to be redeemed.  The proceeds from this issuance of convertible bonds are currently intended to be used for general operational purposes.

Cellular Services

Our cellular business is our largest business, with our GSM and CDMA businesses together having contributed 94.7% of our total revenue in 2005.

We offer both GSM and CDMA cellular services in our service areas. We began to offer GSM cellular services in 1995 and currently a majority of our existing cellular users subscribe to our GSM cellular services. We began to offer CDMA cellular services in 2002. In 2003, we introduced wireless data services that utilize CDMA 1X technology. We also offer GSM international roaming services in conjunction with 248 operators in 118 countries and regions and CDMA international roaming services in conjunction with 18 operators in 15 countries and regions.

In 2004, we began to offer GSM and CDMA dual mode cellular handset service under the brand name “Worldwind”. In April 2005, we launched “Worldwind” dual-mode card service based on the handset business. As of December 31, 2005, we had 254,000 “Worldwind” dual-mode service subscribers.

In October 2005, we successfully launched the CDMA network in Macau to provide roaming services for all CDMA users in Macau. This was the first time a PRC telecommunications operator launched a cellular network outside mainland China.

We also offer a broad range of value-added services to our cellular subscribers, including short message services, or SMS, personalized call-back ring tone services, CDMA 1X wireless data services and GSM wireless data services, under the integrated business brand of “uni”, which represents various wireless value-added services we offer for our cellular subscribers. In 2005, the proportion of our total cellular service revenue generated from value-added services increased to 15.0% from 10.1% in 2004.

GSM Cellular Services

We centrally plan and oversee our GSM cellular business, which are operated by provincial branches of our operating subsidiary, CUCL. We centrally manage the key aspects of network construction such as network planning and design and selection of major equipment. We also centrally devise the overall business strategies to be carried out by the provincial operating branches.

Our GSM cellular networks reach all cities, county centers, major towns, major highways and railways in our cellular service areas. We continue to selectively deploy GSM systems that operate in the 1800 MHz frequency band in high-density population and high call volume centers to supplement our GSM networks operating in the 900 MHz frequency band. In 2005, we focused on optimizing the operational efficiency and stability of our GSM networks, and will continue to manage our GSM networks to support the development of our various cellular services. In addition, we upgraded our GSM networks in 2005 to launch general packer radio service, or GPRS, services in Beijing, Shanghai, Guangzhou, Shenzhen, Zhuhai, Dongguan and Suzhou. In 2006, we plan to upgrade our GSM networks in additional 50 to 100 major cities to offer GPRS services in those cities.

Post-paid Services and Pre-paid Services

We offer two main categories of GSM cellular services:  post-paid and pre-paid services that target different consumer segments. Generally, we promote our pre-paid services to migrant population and temporary residents as well as mass market subscribers and target our post-paid services at consumers who have relatively high usage of telecommunication services.

We grant tailored credit lines to post-paid service subscribers based on their usage and creditworthiness. To subscribe for our post-paid services, a customer generally needs to produce proof of local residency or a guarantee from a local resident and sign a service contract. A post-paid subscriber pays per-minute usage and roaming charges. We maintain and update detailed customer data for post-paid subscribers and implement other credit control measures to ensure they generally have good creditworthiness.

To subscribe for our pre-paid services, a customer simply purchases a SIM card with a pre-paid amount of service charges. The customer can add to the pre-paid balance by purchasing rechargeable cards. We do not grant credit lines to our pre-paid service subscribers.

Our pre-paid services target mass market cellular subscribers. These services are generally supported by intelligent networks built by us. The intelligent network platform enables us to offer nationwide roaming services and monitor in real time the account balance of pre-paid subscribers.

Subscribers and Usage

The following table sets forth selected historical information about our GSM cellular operations and our subscriber base for the periods indicated.

	CUCL and Unicom New Century, as of or for the year ended December 31,	CUCL(5) and Unicom New World, as of or for the year ended December 31	CUCL(6) as of or for the year ended December 31	CUCL(6), as of or for the three months ended March 31,
	2003	2004	2005	2006
Number of subscribers (in thousands)	63,923	84,267	95,071	97,908
Post-paid	32,458	42,844	48,166	49,711
Pre-paid	31,465	41,423	46,905	48,197
Estimated market share in our service areas(1)	27.4%	26.8%	25.6%	25.2%
Average churn rate(2)	29.1%	27.6%	28.9%	7.2%
Average minutes of usage per subscriber per month(3)	173.70	188.9	202.2	218.9
Average revenue per subscriber per month (in RMB)(4)	56.74	49.4	48.5	49.4
SMS Volume (in billions)	25.034	32.39	39.51	12.91

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

(5)             Includes Unicom New Century, which merged into CUCL on July 30, 2004.

(6)             Includes Unicom New Century and Unicom New World, which merged into CUCL on July 30, 2004 and September 1, 2005, respectively.

Subscriber Increase:  Our subscriber base continued to grow rapidly. As of December 31, 2005, the total number of GSM subscribers in our cellular service areas increased to 95.07 million, including 48.17 million post-paid subscribers and 46.91 million pre-paid subscribers. Our share of the cellular market in terms of total cellular subscribers in our GSM cellular service areas was 34.5% as of December 31, 2005. We attracted 27.4% of the net cellular subscriber additions in those service areas during 2005. We believe that this growth was attributable to a number of factors, including, among others, (i) continued growth of the Chinese cellular telecommunications market, driven by economic growth and reduction in the cost of cellular handsets and services, (ii) our sales and marketing efforts, (iii) relatively competitive pricing of our services and (iv) our customer service.

Pre-paid Subscribers:  The rate of increase in our pre-paid subscribers has generally been at the same level as the rate of increase in our post-paid subscribers in recent years. As of December 31, 2005, we had 46.91 million pre-paid subscribers in our cellular service areas, representing 49.3% of our total subscriber base, an increase of 0.1% from 49.2% as at the end of 2004.

MOU and ARPU:  MOU and ARPU of our GSM services were 217.44 billion minutes and RMB48.5, respectively, in 2005. The average MOU per subscriber per month was 202.2 minutes in 2005, an increase of 13.3 minutes from 188.9 minutes in 2004. The increase in MOU was attributable to increased competition with our competitor, which resulted in the provision of more call minutes in the package service plans offered to subscribers. The decreasing effective tariffs as a result of such competition also encouraged higher usage among subscribers. ARPU of our GSM services continued to decline from RMB49.4 in 2004 to RMB48.5 in 2005, which decline was attributable to intensified market competition and regional promotional activities that led to a decline in effective tariffs, as well as the fact that an increasing proportion of our new subscribers are mid- to low-end users. Our pre-paid subscribers in general have lower MOUs and ARPUs compared to our post-paid subscribers.

Churn Rate:  For the year ended December 31, 2005, the churn rate for GSM services in our cellular service areas increased from 27.6% in 2004 to 28.9% primarily as a result of intensified competition and the fact that a larger portion of our GSM subscribers are low- to mid-end subscribers. Our calculation of churn rate reflects those subscribers who switch to services of other operators and those whose services we terminate as a result of account inactivity or payment delinquency.

As competition continues to intensify, our churn rate from subscribers voluntarily discontinuing our services may further increase in the future. The churn rate for our pre-paid services is generally higher than that for our post-paid services because of the price sensitivity and the migrant and temporary nature of many pre-paid subscribers.

Payment Delinquency:  Payment delinquency stabilized in 2005. As of December 31, 2005, the doubtful debt ratio for GSM cellular services in our cellular service areas, calculated as the amount of provision for doubtful debt divided by revenue from GSM cellular services, is 1.7%, significantly lower than the 2.8% at the end of 2004. The decrease was primarily due to our improved management of payment delinquencies. In some of our cellular service areas we require our post-paid subscribers to deposit service charges and maintain a certain level of account balances with us or with commercial banks that collect service fees for us. We classify the creditworthiness of our subscribers into various levels and have adopted other credit control measures. We also closely manage payment delinquencies through confirmation of customer address and other registration information, expansion of collection channels, advance notification of inadequate deposits, close monitoring of call patterns and account balances and prompt termination of services.

Tariffs

Generally the categories of tariffs we charge our cellular subscribers include, among others, basic monthly fees, usage charges for both local incoming and outgoing calls, domestic and international roaming charges, long-distance call charges and charges for value-added services.

The cellular tariffs are set forth by the MII and tariff adjustments are subject to regulation by various government authorities, including the MII, the National Development and Reform Commission and price regulatory authorities. The following table summarizes the present State guidance tariff rates for post-paid and pre-paid cellular services:

	Post-paid Services	Pre-paid Services
	RMB	RMB
Basic monthly fee	50	0
Basic usage charge (per minute)	0.4	0.6
Domestic roaming charge (per minute)	0.6	0.8

Source:  MII.

Intense competition in our cellular service areas has resulted in tariff discounts and service promotions offered by both us and our main competitor from time to time, which may lower effective tariffs. These discounts and promotions have taken many forms, including promotional tariff rates, free call minutes, off-peak discounts or discounts for high-usage subscribers and package service plans with fixed monthly fees. While various features of our package service plans are coordinated on a nationwide basis, the tariff structure of the various plans are determined by us based on the local competitive environment. See “D. Risk Factors—Risks Relating to the Overall Telecommunications Industry in China—Regulatory or policy changes relating to the PRC telecommunications industry or future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.

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

In 1997, the PRC government granted us preferential treatment by allowing us to reduce our tariffs by up to 10% below the State guidance tariff rates. In the past, this preferential treatment has helped us capture a significant number of cellular subscribers by allowing us to market our cellular services at discounted rates. As we and our main competitor introduced various package service plans and other promotional programs, the tariff structure has become more complex. While we continue to maintain tariff levels that are generally lower than those of our main competitor, the more complex tariff structure has, to some extent, made our price advantages less obvious to subscribers compared to previous tariff schemes that were largely based on simple per-minute charges. In 2005, as we continued to offer package service plans in our service areas, we have significantly reduced the variety of such plans and stopped offering service plans that were not profitable. We also further centralized the package service planning to provincial-level branches and higher.

CDMA Cellular Services

Our controlling shareholder, Unicom Group, currently has the exclusive license to offer CDMA cellular services in China. It has constructed a CDMA network with comprehensive nationwide coverage through its wholly-owned subsidiary, Unicom New Horizon Mobile Telecommunications Company Limited, or Unicom New Horizon. We have leased CDMA network capacity from Unicom Group and offer CDMA cellular services and CDMA 1X wireless data services.

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

In 2003, Unicom Group completed the second phase of the CDMA network construction, which included the upgrade of the network to CDMA 1X technology. The second phase of the construction also added capacity for 20.69 million additional subscribers.

By the end of 2005, Unicom Group has substantially completed the third phase of the CDMA network construction, which increased the total CDMA network capacity to 82.2 million subscribers, with 80.8 million of capacity within our service areas. Such level of capacity improved our CDMA nationwide network coverage and telecommunications quality, including both outdoor and indoor coverage, as well as the data-processing capacity of our CDMA 1X services.

Our Lease of CDMA Networks from Unicom Group

Our wholly-owned operating subsidiary, CUCL, entered into a lease agreement with Unicom Group and its subsidiary Unicom New Horizon, dated November 22, 2001, which sets forth the principal terms of the network capacity leasing arrangement between us and Unicom Group. Unicom New Century and Unicom New World have also entered into lease agreements, dated November 20, 2002 and November 20, 2003, respectively, with Unicom Group and Unicom New Horizon on similar terms and conditions. We entered into a new, consolidated lease agreement, or the New CDMA Lease, with Unicom Group and Unicom New Horizon on March 24, 2005 to replace the three then existing lease agreements, or the Old CDMA Leases. See “B. Related Party Transactions—Leasing of CDMA Network Capacity” under Item 7.

The New CDMA Lease has an initial term of two years commencing from January 1, 2005, during which (i) the lease fee for the first year will be 29% of the audited service revenue generated by our CDMA cellular business and (ii) the lease fee for the second year will be 30% of the audited service revenue generated by our CDMA business. The term of the New CDMA Lease may be renewed at our option, with the length of the renewed term to be agreed upon. We are currently considering our renewal option upon the expiration of the initial two-year term of the New CDMA Lease.

We lease all constructed CDMA network capacity from Unicom Group and operate these CDMA networks in our cellular service areas on an exclusive basis and receive all revenue generated from the operation. We may terminate the lease arrangements upon giving at least six months’ prior notice to Unicom Group.

In addition to leasing network capacity, we also have the option, exercisable at any time during the lease period and for an additional year thereafter, to purchase the CDMA network in our cellular service areas. The acquisition price will be negotiated between Unicom New Horizon and us. It will be based on the appraisal value of the CDMA network determined by an independent appraiser in accordance with applicable PRC laws and regulations and take into account the then prevailing market conditions and other factors. However, the purchase price will not exceed an amount which would, taking into account all lease fee payments made by us to Unicom New Horizon and lease fee discounts as a result of any delay of delivery, enable Unicom New Horizon to recover its total network construction costs, together with an internal rate of return of 8%. The exercise of the purchase option will be subject to the relevant laws, regulations and the HKSE Listing Rules, including approvals of our minority shareholders for connected transactions. See “B. Related Party Transactions — Leasing of CDMA Network Capacity” under Item 7 for a more detailed description of the New CDMA Lease.

Services

The CDMA services we offer in our cellular service areas include basic voice and value-added services such as call forwarding and voicemail, caller identity display, SMS services and CDMA 1X wireless data services. The features of our pre-paid and post-paid CDMA services are similar to pre-paid and post-paid GSM services. See “B. Business Overview — Cellular Services — GSM Cellular Services — Post-paid Services and Pre-paid Services” under this Item 4.

In August 2004 and April 2005, we launched CDMA and GSM dual-mode cellular handset and card services, respectively, under the brand name “Worldwind”. As of December 31, 2005, we had approximately 254,000 subscribers of the “Worldwind” dual-mode cellular services. “Worldwind” dual-mode services, which are available to our subscribers who use either a dual-mode handset or a dual-mode user card, have the following features:

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

Subscriber Base

The following table sets forth selected historical information about our CDMA cellular operations and our subscriber base for the periods indicated.

	CUCL and Unicom New Century, as of or for the year ended December 31,	CUCL(5) and Unicom New World, as of or for the year ended December 31,	CUCL(6) as of or for the year ended December 31	CUCL(6) as of or for the three months ended March 31,
	2003	2004	2005	2006
Number of subscribers (in thousands)	16,910	27,814	32,722	33,636
Post-paid	16,046	25,824	30,010	30,888
Pre-paid	864	1,991	2,713	2,748
Estimated market share in our service areas(1)	7.2%	8.8%	8.8%	8.7%
Average churn rate(2)	11.5%	17.9%	17.9%	4.6%
Average minutes of usage per subscriber per month(3)	337.5	292.3	276.9	264.1
Average revenue per subscriber per month (in RMB)(4)	128.4	85.3	75.1	68.5
SMS Volume (in billions)	6.231	11.83	15.02	4.15

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

(5)             Includes Unicom New Century, which merged into CUCL on July 30, 2004.

(6)             Includes Unicom New Century and Unicom New World, which merged into CUCL on July 30, 2004 and September 1, 2005, respectively.

As of December 31, 2005, our total CDMA subscriber base in our cellular service areas reached 32.72 million, representing an increase of 17.7% from 27.81 million subscribers at December 31, 2004. Among the total CDMA subscribers, post-paid subscribers increased by 16.2% from 25.82 million as of December 31, 2004 to 30.01 million as of December 31, 2005, while pre-paid subscribers increased by 36.2% from 1.99 million as of December 31, 2004 to 2.71 million as of December 31, 2005. Pre-paid subscribers represented 8.3% of the total number of CDMA subscribers in 2005. We believe the growth in our CDMA subscriber base was primarily attributable to:

•                                          increased brand awareness and our promotions and marketing efforts, including our adoption of new handset subsidizing policy that ties the handset subsidy to subscribers’ committed service fees,

•                                          the availability of more affordable quality CDMA handsets as a result of our centralized purchasing policy,

•                                          improved network coverage and quality, and

•                                          the advantages of the CDMA technology, including the lower radio transmitting power of CDMA handsets as compared to GSM handsets, better voice quality and enhanced security.

MOU, ARPU and Churn Rate

In 2005, total MOU for our CDMA services was 101.75 billion minutes, an increase of 22.6% from 82.96 billion minutes in 2004, and ARPU for our CDMA services was RMB75.1, a decrease from RMB85.3 in 2004. Average MOU per subscriber per month for our CDMA services was 276.9 minutes, 36.9% higher than the average MOU of 202.2 minutes for GSM services, while our CDMA ARPU was 54.8% higher than the ARPU of RMB48.5 for our GSM subscribers. The reasons for the increase in MOU and the decrease in ARPU for our CDMA services in 2005 are similar to the reasons for similar trends in GSM services. See “B. Business Overview—Cellular Services—GSM Cellular Services—MOU and ARPU” under this Item 4.

The churn rate for our CDMA services is calculated in the same way as the churn rate for our GSM services and was 17.8% in 2005, same as that in 2004, but is significantly lower than the 28.9% churn rate for our GSM services.

Payment Delinquency

As of December 31, 2005, the doubtful debt ratio for CDMA cellular services in our cellular service areas, calculated as the amount of provision for doubtful debt divided by revenue from CDMA cellular services, is 1.7%, significantly lower than 2.6% in 2004. We have taken various measures to control payment delinquency for our CDMA services, which measures are similar to the ones taken to control payment delinquency for our GSM services. See “B. Business Overview — Cellular Services — GSM Cellular Services — Payment Delinquency” under this Item 4.

Tariffs and Promotion

The tariff rates for our CDMA services are generally the State guidance rates for cellular services without the 10% discount we are permitted to adopt for GSM services. However, we have adopted other promotional programs. Generally we charge our CDMA subscribers the following categories of tariffs:  basic monthly fees, usage charges for both local incoming and outgoing calls, domestic and international roaming charges, long-distance call charges and charges for value-added services.

To accelerate the growth in our CDMA subscriber base, we have been offering certain CDMA handset promotional packages since the second half of 2002, providing discounts towards our customers’ CDMA handset purchase prices on the basis of their committed minimum amount of monthly service fees.

Due to the high cost of the handset promotional packages and the improved coverage of CDMA network, as well as the increasing CDMA 1X functions, we have reduced the use of such packages recently, and concentrated instead on alternative promotional programs to develop our CDMA services. We offer differentiated services with various combination of voice and value-added services to effectively target various market sectors. In addition, we focused on expanding the sales and marketing channels for our CDMA services by significantly increasing the number of sales agents. Moreover, we have established a subsidiary, Unicom Huasheng, in 2005 to centralize the purchases and distribution of CDMA handsets to control the costs of our CDMA promotional packages.

See “D. Risk Factors — Risks Relating to Our Business — Our CDMA services may not succeed in gaining a broader market acceptance in China.” under Item 3.

Value-added Services

By leveraging our integrated telecommunication operations and advanced network system, we offer a broad range of value-added cellular services under a uniform business brand of “uni”, including SMS, wireless internet services, personalized call-back ring tone services and other wireless information services. Our value-added services have achieved rapid growth in recent years.

The volume of our SMS continued to increase rapidly in 2005. A total number of 54.53 billion short messages were transmitted by our GSM and CDMA subscribers in 2005, an increase of 23.3% over 2004. Our SMS services mainly include the following services: SMS transmission and receipt through handsets, service provider-assisted SMS, business SMS platform, voice SMS and other information services. We continue to promote the use of SMS as a convenient and cost effective method of business and personal communication. The SMS platforms of our GSM and CDMA networks are interconnected with each other. Our SMS platforms are also interconnected with the SMS platforms of China Mobile’s GSM network, China Telecom’s “Little Smart” network, and China Netcom’s “Little Smart” network.

In August 2001, Unicom Group and we launched our nationwide GSM wireless data services under the service brand of “Uni-Info”. The Uni-Info services are based on a nationwide wireless information services platform and offer a variety of services including games, downloads and other entertainment services, information and notification services, personal information management and transactions services. We and Unicom Group cooperate with a number of national and regional service providers that supply our subscribers with Uni-Info services.

In March 2003, we launched CDMA 1X wireless value-added services under the uniform business brand of “uni”, with individual services offered under various sub-brands, including “Uni-Info”, “U-Info”, “U-Net”, “U-Mail”, “U-Magic”, “U-Map” and “Uni-Web”. “U-Info” services allow users to connect to and browse the Internet on their CDMA handsets. “U-Net” provides high-speed wireless Internet access to laptop computers and mobile handheld devices equipped with a wireless Internet card. “U-Mail” services allow users to (i) send and receive e-mails, either from other e-mail accounts or from the Internet and (ii) download and read attachments to the e-mail sent to the user’s handset. “U-Magic” services allow users to download certain applications from the Internet to expand the functions of their handsets. These expanded functions include games, entertainment services, information services, image browsing and download services, music listening and browsing services and other applications. “U-Map” services provide location-based information to users’ handsets. Retail users can find locations and research information with respect to a particular location. This service also offers industrial applications, such as the logistics industry and sea rescue services. “Uni-Web” offers a series of services based on CDMA 1X technology, such as video pay-per-view, video download and video streams. In 2005, we focused our efforts in promoting CDMA 1X wireless value-added services in three areas: (1) increasing the market penetration, (2) easing the handset supply bottleneck by centralizing the purchase and distribution of CDMA handsets and (3) offering new services and service contents to activate more market demand. By the end of 2005, we had 15.05 million subscribers of CDMA 1X wireless value-added service, an increase of 72.7% over 2004.

In late 2003, we began to provide personalized call-back ring tone service under the brand name “Cool Ringtong”, which allows a cellular subscriber to select personalized ring tones that his or her callers will hear after dialing his or her cell phone number. This new value-added service has grown rapidly since its introduction. As of December 31, 2005, we had a total number of 21.95 million subscribers of our Cool Ringtong services, representing 17.2% of our total cellular subscriber base.

In 2004 and 2005, in order to develop our value-added services, we took the following measures:

•                                          Through the improvement of the value-added services, more staff training, advertising and promotions, trial programs and our various other efforts, we strengthened marketing efforts for our value-added services under the uniform business brand of “uni”;

•                                          We improved the content of our value-added services, through strengthening service support of and cooperation with content providers and service providers, in order to increase the appeal of these services;

•                                          Through cooperation with partners in specific industries, we launched new applications such as “Police Horizon”, “Maritime Horizon”, “Stock-in-Palm” and “Traffic Horizon”; and

•                                          We introduced value-added services specifically catering to the youth to support the launch of the “U-Power” customer brand that is designed for the youth market.

We have designed a fee structure under which we earn transmission fees from the use of our GSM and CDMA value-added services and charge a certain percentage of information service fees for the billing and collection services we provide to content providers and service providers.

Long Distance, Data and Internet Services

We offer international and domestic long distance services in China based on both the PSTN standard and the IP telephony standard. We leverage our ability to integrate our long distance services with a broad range of services to target different customer segments. We have also developed a nationwide video-conferencing network that reaches over hundreds of cities. We also offer data and Internet services throughout China. Our long distance, data and Internet services are supported by our advanced, unified nationwide network system.

The following table sets forth the total number of outgoing call minutes for our long distance services, leased bandwidth of our data services and number of dedicated access subscribers of Internet services for the periods indicated.

	As of or for the year ended December 31,
	2003	2004	2005
Public switched telephony (in billions of minutes):
Domestic	8.31	9.94	10.33
International	0.13	0.16	0.15
Total	8.44	10.10	10.48
IP telephony (in billion of minutes):
Domestic	11.25	13.81	14.60
International	0.14	0.14	0.13
Total	11.39	13.95	14.73
Data Services
Bandwidth leased to customers (2Mbps)	7,194	9,007	8,706
Internet Services
Dedicated access subscribers	47,750	61,569	38,000

Public Switched Telephony Services

We offer PSTN services to business and residential customers who register their telephone numbers with us. They can access our services by dialing a prefix of “193”. We also distribute pre-paid long distance calling cards that purchasers can use to access our services by dialing a prefix of “193300”. For some corporate and government customers, we also offer our public switched long distance services over dedicated lines, frequently as part of our integrated offerings of long distance and data services.

The following table sets forth selected information about our PSTN services for the periods indicated.

	As of or for the year ended on December 31,
	2003	2004	2005
Number of cities reached	329	332	333
Minutes of outgoing long distance calls (in billion)	8.44	10.10	10.48
Market share of outgoing long distance call minutes(1)	14.33%	13.6%	11.57%
Minutes of incoming international calls (in billion)	1.78	2.47	2.34

(1)             Source: MII. In calculating market share, the total minutes of outgoing long distance calls include ours and those of the incumbent operators.

Starting from October 2005, the PRC government regulates the tariff rates for PSTN services by setting the maximum tariff rates. The following table sets forth our present tariff rates (including rates applicable to domestic and international long distance calls made by our cellular subscribers):

	Maximum Tariff Rates	Preferential Rates
	RMB per six seconds	RMB per six seconds
Public switched Domestic Long Distance:	0.06	0.03
Public switched International Long Distance:
To Hong Kong, Taiwan and Macau	0.18	0.15
To all other international destinations	0.72	0.38

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

Settlement of outgoing and incoming international calls with international operators is conducted through negotiated contracts with such individual international operators, which contracts must be approved by the MII.

IP Telephony Services

We offer domestic and international long distance IP telephony services through interconnection of our IP network with the Internet and other telecommunications networks based on a manageable IP network configuration to enhance service quality. The following table sets forth selected information about our IP telephony services for the periods indicated.

	As of or for the year ended December 31,
	2003	2004	2005
Number of cities reached	337	341	341
Minutes of outgoing IP telephony calls (in billion)	11.39	13.95	14.73
Minutes of incoming international calls (in billion)	0.13	0.28	0.25

Our IP telephony services include the following services:

•                                          IP telephony services using the “17910” access code, which allows users to dial long distance phone numbers as follows: “17910 + IP card number + password + long distance number”. There are three types of such services:  (i) users can register for an IP card, pay the accumulated charges on the card on a monthly basis after receipt of a bill from us, (ii) users can purchase an IP telephony card with a pre-paid value, which can be re-filled after the user has used up the value on the card, or (iii) users can purchase an IP card with a one-time-only pre-paid value.

•                                          IP telephony services using the “17911” access code, which allows users to dial long distance phone numbers as follows:  “17911 + long distance number”. There are two types of such services:  (i) users can register for our services at any of our offices or our designated agents’ offices free of charge, or (ii) users can purchase a pre-paid IP card from us, input the card number and password the first time the IP card is used, and thereafter dial international or domestic long distance calls only with the 17911 prefix.

•                                          Dedicated IP telephony services — users of these services only need to dial the long distance phone number to be connected.

•                                          Direct IP telephony services — Pursuant to authorization from the MII, we are providing fixed long distance direct-dialing IP telephony services nationwide. To promote our direct IP telephony services, we have set up many “IP convenient stores” nationwide. “IP convenient stores” are fixed-line long distance call centers in locations with a high concentration of the population who do not otherwise have access to fixed or wireless telephony services. These call centers provide long distance telephony services to customers on a pre-paid basis.

In February 2001, the PRC government ceased regulatory control of tariffs for IP telephony long distance calls and allowed operators to set their own rates. The following table sets forth our present tariff rates for our IP telephony services (including rates applicable to IP long distance calls made by our cellular subscribers).

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

Data Services

We presently provide data services in 328 cities in China. We target high volume users of integrated voice, data and video communications and offer them data services as part of our integrated offerings of long distance, data and Internet services. Our target customer groups are government offices, financial institutions, multinational or multi-regional corporations, large- and medium-sized enterprises in China, and Internet service providers and Internet content providers that provide telecommunications services. As of December 31, 2005, the total leased bandwidth of our ATM and FR data services was 8,706 x 2 Mbps.

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

The following table sets forth selected information about our data services for the periods indicated.

	As of December 31,
	2003	2004	2005
Number of cities reached	316	328	328
Bandwidth leased to customers	7,194	9,007	8,706

We provide data services through an advanced, unified nationwide network system, the backbone of which is our advanced nationwide fiber optic transmission network. This network is the second largest fiber optic transmission network in China. We have also built metropolitan area networks in many cities throughout China. These networks provide local transmission capacity for our different services. See “— Networks — Transmission Network” below.

We believe that our ability to offer integrated access to customers’ premises is important to the success of our data services. We continue to build integrated access networks linking major office buildings to our networks in major cities. See “— Networks — Long Distance, Data and Internet Networks” below.

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

Bandwidth	FR Services PVC Fee (RMB per month)
	Local (intra-district)	Local (inter-district)	Domestic long distance	Hong Kong, Macau & Taiwan	International long distance (Asia)	International long distance (outside of Asia)
8kbps	290	440	990	1,550	8,800	9,400
16kbps	390	540	1,190	1,800	10,000	10,500
32kbps	450	650	1,300	2,000	11,500	11,500
48kbps	500	750	1,500	2,300	13,000	13,500
64kbps	550	800	1,700	2,600	14,500	14,600
128kbps	700	1,000	2,100	3,400	18,000	18,400
256kbps	800	1,150	2,200	3,500	19,000	19,600
384kbps	850	1,350	2,300	3,800	20,000	20,500
516kbps	1,000	1,450	2,500	4,100	22,300	23,100
768kbps	1,150	1,600	2,700	4,600	25,800	26,550
1Mkbps	1,250	2,000	3,000	5,200	28,900	30,050
2Mkbps	1,500	2,200	4,000	7,000	39,000	39,000

The following table sets forth our tariff rates for monthly port fees for ATM services of selected bandwidth.

ATM Services Port Fee (RMB per month)
Bandwidth	Port Fee
256K	400
512K	500
1M	750
2M	1,000
4M	2,000
6M	3,000
8M	4,000
10M	5,000
12M	6,000
34M	7,000
45M	8,000
100M	9,000
155M	10,000

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

Effective April 2003, we began charging our corporate customers fees for our “Uni-Video” services based on package service plans, including up-front charges for testing, a monthly fee and usage charges. Retail customers of our “Uni-Video” services purchase re-chargeable cards to pay for such services.

Internet Services

We offer the following Internet services:

•                                          Dedicated Internet Access. We began to offer business customers high speed Internet access through dedicated lines in 2000. As of December 31, 2005, we had a total of 38,000 subscribers for dedicated Internet access. We package this service with voice and data services to provide integrated communications solutions to our business customers and cooperate with cable operators and real estate developers to offer broadband access to residential customers.

•                                          IDC Services. We have built Internet data centers, or IDCs, in selected cities including Shanghai, Beijing, Guangzhou and certain provincial capitals, and provide server hosting, server rental, virtual servers and other IDC services to commercial customers and virtual IDC operators.

•                                          Dial-up Internet Access. We began to offer dial-up Internet access services to customers in 2000. As of December 31, 2005, the total number of our dial-up subscribers decreased to 7.15 million from 13.56 million in 2004. This decrease is primarily the result of many dial-up subscribers switching to broadband Internet services that offer better quality and higher connection speed.

•                                          “Ruyi Mailbox” Services. This service allows our cellular subscribers to use their cellular phone numbers as e-email address. As of December 31, 2005, the number of “Ruyi Mailbox” subscribers was 8.47 million.

•                                          Others Internet Services. Other Internet services we offer include a chain of Internet cafes (Unicom’s Internet Plaza services), international Internet Protocol-Virtual Private Network (or IP-VPN), Virtual Private Data Network (or VPDN), Virtual Internet Service Provider (or VISP), Uninet international roaming and corporate e-mail services.

The following table sets forth selected historical information about our Internet service operations and our subscriber base for the periods indicated.

	As of December 31,
	2003	2004	2005
Number of cities reached by our dedicated Internet access services	323	327	334
Number of cities reached by our dial-up Internet access services	325	328	329
Number of subscribers of dedicated Internet access services	47,750	61,569	38,000

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

Bandwidth	Network usage fees (RMB per month)
R≤64Kbps	2,700-3,600
64Kbps<R≤128Kbps	3,600-4,900
128Kbps<R≤256Kbps	4,800-6,600
384Kbps <R<512Kbps	8,500-12,000
1024Kbps<R≤2Mbps	18,000-27,000
8Mbps <R≤10Mbps	59,400-70,000
20Mbps<R≤34Mbps	165,900-195,200
34Mbps <R≤45Mbps	210,000-250,000
45Mbps<R≤100Mbps	428,400-504,000
100Mbps<R≤155Mbps	664,100-781,200

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

We charge a network usage fee and a fixed telecommunications fee for our dial-up Internet services. The network code for our nationwide dial-up Internet services is “16500”. We distribute dial-up Internet access services through a variety of methods. A customer can pre-register for our dial-up services or purchase dial-up passwords with a pre-paid amount of on-line charges that can be used nationwide to access the Internet. We also have arrangements with a number of commercial banks that allow the banks’ customers to access our dial-up services using their bank account numbers, with on-line charges being automatically debited from their bank accounts.

Leased Line Services

We began to lease transmission lines to large business customers and other telecommunications operators in April 2000. Our leased line services provide customers with dedicated digital links directly connecting customer sites. As of December 31, 2005, we had a total leased bandwidth of an equivalent of 55,741 x 2 Mbps circuits, representing an 8.0% increase from 51,598 x 2 Mbps circuits at the end of 2004.

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

Source: MII.

Similar to PSTN services, operators other than incumbent operators, including us, can adopt tariffs that are different from the above State tariff rates upon approval by the MII as long as they do not offer services at tariff rates below cost. We generally offer leased line services at a 10% discount to the State tariff rates and market these services to institutional customers through our own dedicated teams and our sales agents.

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

Unicom Group’s cellular networks, our cellular networks and our long distance networks interconnect with the fixed telephone networks of China Telecom, China Netcom and China Railcom. Unicom Group’s cellular networks and our cellular networks also interconnect with China Mobile’s cellular networks. Our Internet network interconnects with the Internet networks of China Telecom and China Netcom. Although we continue to encounter some difficulties in the execution of our interconnection arrangements with other operators in some service areas, the situation has been improved since 2004 due to improved regulatory supervision by the PRC government in this area.

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

•                                          Interconnection and settlement agreement between Unicom Group and China Mobile regarding the interconnection between China Mobile’s GSM cellular networks and Unicom’s telecommunications networks, including its local fixed line telephony networks, cellular networks, domestic long distance telephony networks, international telephony networks and IP telephony network, and the interconnection between China Mobile’s international gateways and IP telephony network and Unicom Group’s cellular networks and local fixed line telephony networks, dated December 31, 2003.

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

For all interconnection services, we are required to pay the interconnection fees regardless of our ability or inability to collect the tariff from our subscribers. The fixed line operators are required to pay interconnection fees regardless of their ability or inability to collect the tariff from their subscribers. Interconnection charges are accrued on a monthly basis based on the actual call volume and applicable tariff rate. See “B. Related Party Transactions — Provision of Ongoing Telecommunications and Ancillary Services and Premises — Interconnection Arrangements” under Item 7 below for the interconnection and settlement arrangements between Unicom Group and us.

Roaming

As of December 31, 2005, our cellular subscribers can roam on cellular networks in Europe, North America and other Asian countries and regions through Unicom Group’s international roaming agreements with 248 GSM operators in 118 countries and regions and 18 CDMA operators in 15 countries and regions. Unicom Group has also agreed to arrange for us to participate in its future international roaming arrangements.

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

See “B. Related Party Transactions — Provision of Ongoing Telecommunications and Ancillary Services and Premises — Roaming Arrangements” under Item 7 below for further information regarding the roaming arrangements between Unicom Group and us.

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

Transmission Network

We own and operate an advanced nationwide fiber optic transmission network (except for the Xizhang Autonomous Region, in which we lease capacity from other operators). As of December 31, 2005, our fiber optic transmission network reached 333 cities with a total cable length of approximately 796,000 km, of which fiber optic backbone transmission network accounted for approximately 122,000 km.

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

Concurrent with the construction and expansion of our domestic backbone transmission network, we also seek to expand our international bandwidth. Through our participation in the Asia Pacific Cable Network No. 2 Project (APCN 2), a trans-pacific submarine cable project that connects major countries and regions in eastern Asia and southeastern Asia and links them to North America through Japan, and our membership in the US-Japan Sub-marine Cable Organization, we are linked with 11 operators in Japan, U.S., South Korea, Singapore and Taiwan with 155x30 Mbps capacity. We also lease 3669 Mbps of international broadband transmission capacity. We have also opened transmission lines on land with the main operators in Hong Kong and Macau, with 15Gbps and 622Mbps of transmission capacity. In addition, we have established fiber-optic interconnections among China, Mongolia and Russia, between China and North Korea and between China and Russia, with transmission capacity of 622Mbps, 622Mbps and 10Gbps, respectively.

As of March 31, 2006, our metropolitan area networks cover 341 cities throughout China, with a total length of approximately 681,000 km. These networks provide a unified, high-speed local transmission platform for our cellular, data and Internet services.

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

We own most of the GSM cellular transmission network at the local and provincial level. We lease a portion of our inter-provincial transmission capacity for our GSM cellular networks as well as the CDMA cellular transmission network. We also use our own backbone fiber optic transmission network to provide transmission capacity for our cellular networks. We continue to focus on the management and operation of our cellular networks.

GSM Cellular Networks. The following table sets forth selected information regarding our GSM cellular networks in our service areas as of the dates indicated.

	As of December 31,
	2003	2004	2005
Network subscriber capacity (in thousands of subscribers)	68,050	84,552	89,461
Base stations	56,653	81,819	94,444
Base station controllers	1,345	1,653	1,781
Mobile switching centers	469	477	502

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

In 2005, we upgraded our GSM networks in Beijing, Shanghai, Guangzhou, Shenzhen, Zhuhai, Dongguan and Suzhou to GPRS networks. In 2006, we plan to expand such upgrade to 50 to 100 major cities in China.

CDMA Cellular Network. Unicom Group completed the construction of the first phase of its nationwide CDMA network at the end of 2001. In 2003, Unicom Group completed the second phase of the CDMA network construction, which added an additional capacity of 20.69 million subscribers nationwide and included the upgrade of the network to CDMA 1X technology. The CDMA networks constructed in the second phase did not share as much infrastructure with the GSM network. By the end of 2005, Unicom Group has substantially completed the third phase of the CDMA network construction, adding an additional capacity of approximately 45.69 million subscribers nationwide and significantly improving the coverage and quality of the CDMA network. We lease CDMA network capacity in our cellular service areas and have the exclusive right to operate its network in those areas. We have the right to use 10x2 MHz of spectrum in the 800 MHz frequency band for our CDMA services.

Long Distance, Data and Internet Networks

By the end of 2005, our PSTN network reached 333 cities, while the coverage of our Internet networks, including our IP telephony networks, included over 300 cities throughout China.

Long Distance Network. Our long distance network is supported by a nationwide billing system and an intelligent network, which allows us to provide multiple services. Our cellular subscribers can access these services directly through our cellular networks, but our other customers typically access our long distance telephony, IP telephony and Internet services through the public switched telephone networks of China Telecom and China Netcom. As of December 31, 2005, the total network capacity for our IP telephony services reached 22,919E1, or a voice capacity of 20 billion minutes per year. E1 is the European format for digital transmission and carries signals at 2Mbps.

Data and Internet Networks. Our broadband data and Internet networks utilize a unified IP and ATM design, which is particularly suited for real-time, multimedia applications such as video and voice. ATM switches perform high-speed switching of voice and data traffic and minimize time delay and congestion. They can also prioritize applications that least tolerate time delay, such as telephony and video, over less time-sensitive applications such as e-mails and file transfer. As of December 31, 2005, the international and domestic interconnection bandwidths have reached 4.27Gbps and 17Gbps, respectively.

Internet Network. Our Internet network, branded as “Uninet”, is also centrally designed and has a nationwide uniform architecture. It is supported by a nationwide, advanced billing system that facilitates roaming access and delivery of virtual ISP services and other value added services.

Broadband Video Network. Our broadband video network utilizes the H.323 technological standard and two-tier network structure. H.323 is a widely used multi-media conferencing protocol approved by the International Telecommunications Union. As of December 31, 2005, it can provide video conference and video telephone services and currently reaches 330 cities nationwide as well as the United States and Hong Kong.

Integrated Access Networks. We believe that the key to the success of our data services is our ability to offer integrated access to customers’ premises. We are building integrated access networks in many cities throughout China. We focus the construction of our access networks on linking major office buildings to our metropolitan area transmission networks. We rely mainly on fiber optic cables to link office buildings to our networks and have offered narrow-band wireless access at the 3.5 GHz frequency band in approximately 3 municipalities, 18 provincial capitals and 14 provinces.

Integrated Management and Network Support Systems

We have developed various management and network support systems to support and manage our various networks. We have established, in each province, municipality or autonomous region, an integrated billing and settlement system that supports the billing and settlement services of our cellular, data and long distance businesses. We have also developed a management support system (MSS) that supports our business support system (BSS) and enterprise resource planning systems (ERP). We have integrated the billing and settlement system and business management system at our headquarters to manage our businesses.

Marketing, Sales and Distribution

We centrally plan our nationwide marketing and sales strategies, but the implementation of these strategies is carried out at the provincial level by operating branches tailored to their specific markets. In 2005, we focused our marketing strategies on enhancing efficiency and satisfying customer needs.

Sales and Marketing

We focus on developing a strong brand image of “Connecting you freely” that conveys our strengths in high quality services, comprehensive network coverage, integrated solution offerings, advanced technology and customer focus. We market all of our services under the China Unicom brand name. We continued to emphasize brand management in 2005, by implementing a customer-oriented branding system focusing on four customer brands — “Worldwind”, “U-Power”, “Ruyi Tong” and “Unicom Horizon”. We offer customized service packages under these four customer brands that are targeted to different market segments. “Worldwind” is our premier customer brand for offering high quality and differentiated services to mid- to high-end individual cellular customers; “U-Power” is designed for the youth market; “Ruyi Tong” is targeted to offer mainstream cellular services to individual customers in the mass market; “Unicom Horizon” focuses on providing industry applications or integrated telecommunication solutions to institutional customers, including corporate, industry and government entities. In addition to the four customer brands, we recently launched two business brands “uni” and “Unicom Commerce”, which are used to market our value-added services to cellular subscribers and long-distance, data and Internet services to primarily institutional customers, respectively.

Our marketing strategy utilizes our image as an integrated telecommunications service provider and leverages on our comprehensive services and nationwide sales and distribution network. By using direct sales forces and sale agents and active market analysis and through sales channels such as service centers, sales outlets and large-scale chain stores, our marketing strategy can be targeted at different customer segments and adjusted timely in accordance with the demands of different markets. In addition, we also seek to enter into strategic alliances in order to further expand the breath and depth of our marketing and sales efforts. In September 2004, we entered into a wireless Internet joint marketing agreement with Intel, HP, IBM, Lenovo and Digital China to develop the industry value chain for our “U-Net” services based on the CDMA 1X network. In June 2005, the Unicom Group and the Lenovo Group entered into a business cooperation agreement on Lenovo’s notebook computers and “U-Net” business to expand the “Palm Broadband” business. In December 2005, the Unicom Group entered into a full and exclusive strategic partnership with the Chinese Table Tennis Association to leverage the popularity of table tennis in China to enhance our brand recognition. We expect these arrangements will enhance our marketing ability and promote our brand recognition and our marketing in China.

Moreover, we seek to formulate effective marketing strategies through customer relations management and analysis of customer segmentation, customer demand and consumption trends.

Customer Segmentation:  We have two main categories of customers: (i) institutional customers, comprised of mainly corporate, industry and government customers, and (ii) individual customers. We have set up dedicated sales and service departments for institutional customers, both at our headquarters and at our provincial and local branches. We focus on promoting our integrated solutions to these institutional customers. For individual customers, we conduct our sales through our own service centers and the retail outlets of independent sales agents.

Cellular services:  We promote our CDMA services by leveraging our abundant network resources of CDMA network and the technology advantage of CDMA 1X to provide differentiated services targeted at different market segments, including tailoring different service packages for different consumer groups. In 2005, we focused on resolving the bottleneck in CDMA handset supply by strengthening centralized handsets purchasing and implementing marketing strategy of matching handset subsidies with subscribers’ committed service fees. We have established Unicom Huasheng to centralize our purchasing of the CDMA handsets in an attempt to lower the entry barrier of our CDMA services caused by high handset price and make the CDMA services more attractive and affordable to the mass market. In addition, by offering a one-stop solution for customers, based on the integrated service capacity of CDMA 1X network technology, we actively pursued integrated services marketing to promote our CDMA 1X services.

We also continued to expand the subscriber base for our GSM voice and value-added services. Our marketing strategies for GSM services focused on the continued development of the voice and SMS services and the rapid expansion of the “Cool Ringtone” service. We also plan to leverage our newly upgraded GSM networks in selected cities to promote GPRS services.

Recognizing the importance and the needs of our institutional customers and utilizing our advantages of being an integrated telecommunications operator, we formulated marketing strategies for our cellular services that were tailored to our institutional customers. In 2005, we continued to emphasize the development of advanced and customized industrial applications for our institutional customers. By offering industrial solutions, our business extended from the provision of basic telecommunications services to comprehensive value-added information services. For example, we added several applications based on the CDMA 1X network, including “Traffic Horizon” that provide wireless traffic direction services to CDMA subscribers. We launched in Sichuan province “Tianfu Agriculture Information Net”, an integrated agriculture information platform supported by our cellular, data and Internet network resources and information resources, which was named the best e-commerce website at the United Nations Summit on Information Society in November 2005.

Long distance, data and Internet services:  In 2005, we continued to focus on institutional customers, including financial institutions, large corporations, multi-national corporations, government entities and Internet service providers and Internet content providers, in order to provide them customized “one-stop” solutions. We launched “Unicom Commerce” to offer integrated telecommunication services specifically designed to cater to institutional customers’ needs. Our marketing efforts with respect to retail customers included the marketing of co-branded long distance telephony cards. Under these arrangements, our institutional partners purchased such cards from us and distributed the cards to their employees or customers, thereby facilitating the sale of our long distance telephony services.

Service Bundling and Cross-Marketing:  A key element of our sales and distribution strategy is to promote our strengths as a provider of a comprehensive range of integrated services. This strategy is implemented by our service centers, independent sales agents and direct sales forces, which distribute and support our various product offerings. For example, we cross-sell our long distance, data and Internet  services to our cellular subscribers. In addition, based on the specific demands of our industry and institution clients, we provide customized communications solutions by bundling VPN, IP telephony, “Uni-Video” broadband video-telephony and “U-Net” services under the brand “Unicom Commerce”.

Distribution

We have a diversified distribution network comprising self-owned sales outlets, agent/distributor sales outlets and direct sales forces. We distribute our services to our individual customers through our self-owned sales outlets as well as other retail outlets. We distribute our services to large customers through our direct sales forces and agents. We have developed a nationwide distribution network of service centers and sales outlets, of which only a small portion are owned by us and the others are owned by independent agents or distributors. As of December 31, 2005, we had a total of approximately 120,000 sales outlets, of which over 6,000 were self-owned. These service centers and retail outlets distribute our cellular, long distance, data and Internet services and provide post-sales services such as service inquiry, customer complaint and collections.

We generally aim to maintain a flat distribution structure, but utilize a multi-level distribution system in some service areas, in which our top-level distributors further distribute to lower level distributors and sales agents. In 2005, we have reduced the levels of such distribution system to control distribution costs. We are also in the process of setting up direct distribution centers to further flatten the distribution structure in some areas. We have also established direct sales and customer service teams to conduct one-on-one sales to high-usage institutional customers. These direct sales and customer service teams’ focus is to promote our cellular, domestic and international long distance, data and Internet services as integrated telecommunications services in order to provide differentiated and comprehensive solutions for our customers. In 2005, we also expanded the use of new distribution channels such as Internet and telephone marketing.

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

Customer Service

We provide specialized, differentiated and “one-stop” services to our customers, based on the customer service resources of Unicom Group. In 2006, we launched a uniform service brand of “Unicom 10010” to consolidate all customer service resources. Our customer care and service centers in each service area can be accessed by our customers by dialing a nationwide hotline number “10010”. Our customer service system is a unified platform providing customer services for all of our businesses. This system is based on the paging centers, and also relies on other systems, including operations, billing, account management and network management. This integrated system allows us to provide personalized and diversified services through customer service representatives or automated systems, including service inquiry, billing inquiry, response to customer complaints and suggestions, service initiation and termination, payment reminder services and emergency services, to different types of customers on a 24-hour basis. Our customers can access our customer services through various means, including telephone calls, faxes, e-mails and SMSs. To better serve our customers, we provide such value-added services as 10011 bill inquiry hotline, 10018 club member service hotline, 13010199999 international roaming service hotline, bill payment through commercial banks, free copies of detailed statements, Internet account inquiry, a single rechargeable card for all of our services and mobile service centers in remote areas of China. To better meet market demand, we continue to seek innovation in our customer services, in order to provide more pro-active, comprehensive and targeted customer services. We also continue to promote customer loyalty through our nationwide club member reward program.

In addition, we also analyze our customer segments in detail, and tailor our services to the requirements of different customer segments. While we are focused on retention of our individual customers, we pay regular visits and provide one-on-one personalized services to our institutional customers and VIP customers and, through “customer clubs”, provide high-quality and differentiated services for high-net-worth individual customers and important institutional customers. For mass-market customers, we offer standardized services that aim at enhancing customer experience.

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

Billing and Collection

We are able to leverage our strengths as an integrated service provider to offer integrated billing and collection services to our institutional and individual customers. We also integrate the billing systems for different services and distribute unified recharge cards that can be used to recharge various pre-paid services, including pre-paid cellular services, long distance telephony services and Internet dial-up services. Our billing system can distinguish between customers based on the marketing method and service package plans applicable to each customer. These additional functions would allow us to analyze customer data in more detail, thereby improving our ability to analyze the age of our accounts and control bad debts. The following table sets forth our billing and collection methods for each of our business segments:

Business Segment	Billing	Collection
Post-paid GSM and CDMA services	Centralized at the provincial level and generally by monthly billing.

Subscribers may pre-deposit their service charges with us or commercial banks or China Post that collect payment for us, make payment in person at our service centers or branches of China Post, or through commercial banks.

Pre-paid GSM and CDMA services	Centralized on our nationwide intelligent network	Subscribers can purchase and/or re-charge pre-paid cards through various channels. They can also re-charge cards by telephone.

PSTN long distance telephony services	Through nationwide long distance telephony settlement center and regional billing centers located in Beijing, Shanghai and Guangzhou, which coordinates billing with local settlement centers	Subscribers mainly go to our service centers, commercial banks and branches of China Post for payment.

IP telephony services	Through our nationwide data settlement center and various provincial-level settlement systems	Subscribers mainly go to our service centers, commercial banks and branches of China Post for payment.

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

                Bad Debt Controls

Cellular Services. Post-paid subscribers must register with us before they can begin using our cellular services. Customer registration allows us to better manage customer credit. If subscribers do not pay their bills on time, we charge a late fee and will either call or send SMSs to the delinquent subscribers to remind them to pay. We generally suspend a post-paid subscriber’s account if the account is more than 30 days overdue and terminate the account if it is overdue for more than three months after that. When an account is terminated, we will seek other remedies to collect the overdue payment, including personal visits to the subscriber to collect payments or taking legal actions. At the same time, we encourage our subscribers to pre-deposit service charges with us, to be deducted against charges incurred in the future, or use our pre-paid services. Since 2004, we have developed a customer’s credit management system at the provincial branch level to enhance verification of the personal information of new subscribers and tighten credit control for new subscribers. We believe these measures will improve our bad debt control.

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

Research and Development

We focus on technology innovation in coordination with the various business departments, in order to provide technical support to the development of our various businesses. In 2005, we were granted seven patents from the State Intellectual Properties Bureau of the PRC, including three technology invention patents, one practical patent and three product design patents. We also successfully developed new technology applications such as “Tianfu Agriculture Information Online”. Major projects of our research and development efforts in 2005 include:

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

•                                          the investigation into coordinated development of the GSM and CDMA networks and the transition to next-generation networks, including the development and testing of GSM and CDMA dual-mode handset, the testing of the enhanced CDMA 1X network technology and evolution data optimized technology, the testing of GRPS commercial networks and other research and development of new technologies; and

•                                          the development of new value-added services based on GSM and CDMA networks and new applications for institutional customers.

Competition

The Chinese telecommunications market has six basic telecommunications service providers—China Telecom, Unicom Group, China Mobile, China Netcom, China Satcom and China Railcom—and thousands of value-added service providers. As a relatively new entrant into this highly competitive landscape, we believe the following strengths have contributed to the development and growth of our business in recent years:

•                                          Integrated service offerings and a uniform and advanced telecommunications network—We offer integrated cellular, domestic and international long distance, data and Internet services, and have a nationwide, uniform communications network that support voice, data and Internet communications and allow us to provide integrated services to our customers and utilize our network resources in a cost-effective manner.

•                                          Unique service offerings—Through our advanced integrated network platform and the implementation of our innovative marketing strategies, we introduced “Worldwind” CDMA and GSM dual-mode cellular services and a series of value-added services such as CDMA 1X wireless data services, “uni” value-added services and “Unicom Horizon” industry specific services, in order to satisfy the differentiated demand of our various customer segments.

•                                          Advanced technologies—CDMA technology offers high bandwidth utilization, better voice quality, high data transmission capabilities, better security, lower handset radio transmitting power, and can be relatively cost-effectively and timely upgraded to 3G cellular telecommunications. We are the only provider for CDMA services in our service areas in China, and our CDMA network has been upgraded to CDMA 1X technology, which has higher data transmission capabilities. Our GSM services utilize 2G technology that is widely accepted internationally and we believe our GSM network coverage and voice quality meet international standards. Our uniform network platform (Unione) utilizes ATM+IP technology solutions to offer quality support to our voice, data, Internet, video conference, video telephony and mobile data services.

•                                          Professional and quality customer service—Using the customer service resources of Unicom Group, we have built up a strong brand image in customer service that can be characterized as professional, differentiated and “one-stop” service under our uniform service brand of “Unicom 10010”.

However, the development of our business is also affected by certain competitive disadvantages, including:

•                                          Market position—As a relatively new entrant to the market, we are still behind the traditional operators in such areas as market share and branding. Due to our late entry, we still need to strengthen our market position through expenditures to capture mid- to high-end customers. In addition, we are reliant on the dominant operators in terms of interconnection and settlement.

•                                          Financial resources—Comparing to the dominant operators such as China Mobile, our capital scale is relatively small, our debt ratio is relatively high, and our share of the market revenue and profit is relatively low.

•                                          Network coverage and upgrade—While we have made significant improvements in network construction in recent years, network coverage in certain in-door or remote areas still need improvement. In addition, we are still in the process of upgrading our GSM networks to launch GPRS services in selected cities.

Cellular Competition

Our main competitor in the cellular communications business is China Mobile. China Mobile continues to have competitive advantages over us in brand name, market share, financial resources and network management experience. To compete against China Mobile, we continue to improve our network coverage and voice quality, enhance network quality, develop value-added services (such as our CDMA 1X wireless data services), improve customer service and customize our package service plans to meet our various subscribers’ specific needs. We also seek to leverage our position as a fully integrated telecommunications operator to provide “one-stop” telecommunications solutions for our subscribers. In addition, we seek to compete against China Mobile’s GPRS wireless data services by the development of our CDMA 1X wireless data services, which offers such advantages as better voice quality, better security, higher data transmission rates and more comprehensive value-added wireless data services. Moreover, we have upgraded our GSM networks in selected cities to offer GPRS wireless data services to our GSM subscribers since 2005.

Our cellular services also compete with the wireless local communications services of China Telecom and China Netcom, known as “Little Smart”, which are based on their fixed line networks and primarily utilize PHS technology. These services were previously offered primarily in small- to medium-sized cities, but have been introduced in most cities nationwide. The “Little Smart” services reportedly have attracted a substantial subscriber base in China and compete with us mostly in the lower end of the cellular market. Although many cellular users use “Little Smart” services as a supplement, rather than an alternative, to their existing cellular services, the availability of “Little Smart” services has led to decrease in effective cellular tariffs and reduced the overall usage volume of cellular services. The main competitive advantage of “Little Smart” services is their lower tariff rates. However, they generally have limited network coverage and roaming capability.

In addition, we expect that the PRC government’s decision in respect of the 3G licenses may significantly change the overall competition environment of the PRC wireless telecommunication industry and could further intensify the competition among cellular service providers. See “D. Risk Factors—Risks Relating to Our Business—Our cellular businesses face intense competition from China Mobile,  China Telecom and China Netcom. Such competition may result in slower subscriber growth, lower tariffs and higher customer acquisitions costs for us, which would materially adversely affect our financial condition, results of operation and growth prospects” and “Issuance of additional telecommunication service licenses including 3G licenses, may further intensify competition in the PRC telecommunication industry and materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.

Since the launch of our CDMA cellular services in 2002, we have pursued a strategy of coordinated development of our GSM and CDMA cellular businesses. In 2005, the majority of our CDMA new subscribers were users migrating from the GSM services of our competitor, first-time cellular users, and users who previously subscribed to our GSM services. See “D. Risk Factors—Risks Relating to Our Business—Our CDMA services may not succeed in gaining a broader market acceptance in China.” under Item 3.

Long Distance Telephony Competition

China Telecom and China Netcom are the dominant providers and our primary competitors in the public switched long distance business in their respective service areas. They have advantages over us in their respective service areas in brand name, market share, financial resources, service area coverage, last-mile access, extensive access networks and experience in fixed line telecommunications business. However, the separation of China Telecom into two companies along geographic lines weakened the competitiveness of the resulting entities on a nationwide basis.

Since our network has been constructed recently and is equipped with the latest technology and advanced features, it enables us to offer a variety of high-quality services. Our long distance telephony services are also supported by a centralized billing system. However, our services are hindered by our lack of fixed line telephone number resources and last-mile access.

Since the MII deregulated the tariffs of this market in 2001, competition in the IP telephony market has been intensifying. Our IP telephony services currently face intense competition from China Telecom, China Netcom, China Mobile, China Railcom and China Satcom. Currently, China Telecom and China Netcom are the market leaders in their respective service areas.

Data and Internet Competition

China Telecom and China Netcom are our major competitors in the data services business in their respective service areas. Other competitors include China Railcom and China Satcom. While China Telecom, China Netcom, China Railcom, China Mobile, China Satcom and we are the only Internet backbone operators in China, there are many retail Internet service providers throughout China. China Telecom and China Netcom have leading positions in the Internet access market and are the largest wholesale Internet service providers in their respective service areas. Our data and Internet networks have nationwide access, which offers convenience and flexibility to our institutional customers, whereas the respective networks of China Telecom and China Netcom only extend to their respective service areas.

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

In March 2006, we replaced our logo to promote a more friendly and internationalized corporate image. The new logo uses a combination of Chinese red and Chinese ink black. The red stands for passion, enthusiasm and energy while the ink black stands for cohesion, steadiness and elegance.

Regulatory and Related Matters

The telecommunications industry in China is subject to a high degree of government regulation. The primary regulatory authority of the Chinese telecommunications industry is the MII. The State Council, the National Development and Reform Commission (the successor of the former State Development Planning Commission), or the NDRC, the Ministry of Commerce (formerly, the Ministry of Foreign Trade and Economic Cooperation) and other governmental authorities also maintain regulatory responsibilities over certain aspects of the Chinese telecommunications industry.

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

Entry into the Industry

The Telecommunications Regulations adopt the existing regulatory distinction between basic and value-added telecommunication services. An addendum to the Telecommunications Regulations sub-categorizes basic and value-added telecommunication services. In February 2003, the MII revised the addendum to the Telecommunications Regulations; and the revised addendum took effect in April 2003. Basic telecommunications services include, among others, fixed line local and domestic long distance telephony services, international telecommunications services, IP telephony services, mobile voice and data services, Internet and other public data transmission services, lease or sale of network elements, and paging services. Value added telecommunications services include, among others, e-mail, voice mail, electronic data interchange, Internet access, Internet content and video conferencing services.

The MII promulgated Measures on the Administration of Telecommunication Business Licenses, which took effect on January 1, 2002. Those rules apply to the application for, examination and approval of, telecommunications business licenses in China. Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces autonomous regions and municipalities in China must apply for licenses from the MII. Licenses for basic telecommunications services will be granted through a tendering process.

After its accession to the WTO in December 2001, China promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, effective on January 1, 2002, implementing its commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in China to foreign operators. However, the presence or absence of foreign investments in an applicant for telecommunications licenses will presumably bear no direct relation to the decision on whether to issue licenses, in as much as the issuance of new licenses is governed by a separate set of rules and regulations. The specific market-opening commitments China made to the WTO regarding, mobile services, value-added telecommunication services and fixed line services are as follows.

•                                          For mobile voice and data services:

•                                          Upon accession: foreign service providers will be permitted to establish joint venture enterprises and provide services in and between the cities of Shanghai, Guangzhou and Beijing; foreign ownership in such joint ventures shall be no more than 25%;

•                                          Within one year after accession: the services areas will be expanded to include services in and between the additional 14 cities; foreign ownership shall be no more than 35%;

•                                          Within three years after accession: foreign ownership shall be no more than 49%; and

•                                          Within five years after accession: there will be no geographic restriction and the foreign ownership shall be no more than 49%.

•                                          For value-added telecommunication services:

•                                          Upon accession: foreign service providers will be permitted to establish joint venture enterprises and provide services in and between the cities of Shanghai, Guangzhou and Beijing; foreign ownership in such joint ventures shall be no more than 30%;

•                                          Within one year after accession: the services areas will be expanded to include services in and between the additional 14 cities; foreign ownership shall be no more than 49%; and

•                                          Within two years after accession: there will be no geographic restriction, foreign ownership shall be no more than 50%.

•                                          For fixed line services:

•                                          Within three years after accession: foreign service providers will be permitted to establish joint venture enterprises and provide services in and between the cities of Shanghai, Guangzhou and Beijing; foreign ownership in such joint ventures shall be no more than 25%;

•                                          Within five years after accession: the services areas will be expanded to include services in and between an additional 14 cities of Chengdu, Chongqing, Dalian, Fuzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shenyang, Shenzhou, Xiamen, Xi’an, Taiyuan and Wuhan, or, the additional 14 cities; foreign ownership shall be no more than 35%; and

•                                          Within six years after accession: there will be no geographic restriction and foreign ownership shall be no more than 49%.

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

Since July 1, 2002, the standard spectrum usage fees for GSM networks and CDMA networks has been charged based on actual usage at an annual rate of up to RMB15 million per MHz of frequency (upward and downward frequencies are charged separately) progressively over a period of three years and a period of five years, respectively. The current allocation of spectrum usage fees between Unicom Group and us based on the number of subscribers remains unchanged.

The MII is also responsible for the administration of network number resources within China, including cellular network numbers and subscriber numbers. In January 2003, it issued the Administrative Rules for Telecommunications Network Numbers, which took effect on March 1, 2003. According to these rules, the telecommunications network number resources are properties of the PRC government, and the use of number resources by any telecommunications operator is subject to the approval of MII.  Users of number resources, including us, are required to pay a usage fee to the PRC government. The rules also provide for procedures for application for the use, upgrade and adjustment of number resources by telecommunications operators.

In December 2004, the MII, the Ministry of Finance and the NDRC jointly issued the Provisional Administrative Measures with respect to the Collection of the Usage Fee of Telecommunications Network Number Resources, under which telecommunications companies are required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter starting from 2005. Under these provisional measures, mobile telecommunications companies are required to pay an annual usage fee of RMB12 million for each network number. In addition, we are also required to pay usage fees for certain other network numbers totaling approximately RMB6 million a year. We are required to start paying usage fees in 2005. In 2005, the usage fees we paid to the PRC government totaled RMB40.67 million.

Tariff Setting and Price Controls

The levels and categories of our current tariffs are subject to regulation by various government authorities, including the MII, the NDRC, and, at the local level, the relevant provincial Telecommunications Administration Bureaus and price regulatory authorities. Under the Telecommunications Regulations, telecommunications tariffs are categorized into State-fixed tariffs, State-guidance tariffs and market-based tariffs. For example, there are State-guidance tariffs for cellular services, fixed line telephony services and leased lines services that are set jointly by the MII and the NDRC. Tariffs for telecommunications services where adequate competition has already developed may be set by the service providers as market-based tariffs. The government is required to hold public hearings before setting or changing important State-tariff rates, which are attended by telecommunication operators, consumers and others. Operators are required to provide complete and adequate cost data and other materials for those hearings.

In 1997, the PRC government granted us preferential treatment by allowing us to vary our cellular tariffs by up to 10% from the state-guidance rates.

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

In June 2004, the MII and the NDRC jointly issued a notice aimed at further strengthening the regulatory oversight of telecommunications tariffs. The notice requires telecommunications services providers to strengthen their internal control and management of tariff setting activities. Specifically, the notice requires services providers to strictly comply with the relevant government regulation relating to the procedures for the approval and registration of telecommunications tariffs.

In August 2005, the MII and NDRC jointly issued a notice stipulating that, with the exception of IP telephony services, maximum charges for many telecommunications services may not exceed the current level of charges.

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

(1)  Unicom collects the IP telephony long distance charges from its subscribers

(2)  Unicom pays RMB0.06 per minute to other operators on the receiving end

(3)  No settlement between Unicom and other operators on the originating end

For all interconnection services, we are required to pay the interconnection fees regardless of our ability or inability to collect the tariff from our subscribers. The fixed line operators are required to pay interconnection fees regardless of their ability or inability to collect the tariff from their subscribers. Interconnection charges are accrued on a monthly basis based on the actual call volume and applicable tariff rate.

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

Universal Services

Telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MII has the authority to delineate the scope of its universal service obligations. The MII may also select universal service providers through a tendering process. The MII, together with the finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The MII and other relevant government authorities are still in the process of formulating the detailed regulations relating to the provision of such universal services. Such regulations, if promulgated, may require us to incur significant expenses to fulfill our universal service obligations and therefore could materially adversely affect our financial condition and results of operations

The MII has required major Chinese telecommunication service providers, including Unicom Group, to participate in a project to provide telecommunications services in a number of remote villages in certain designated provinces in China as transitional measures prior to the formalization of a universal service obligation framework. In participating in such project, Unicom Group undertook the universal service obligation to extend telecommunication service coverage to a total of more than 4,600 administrative-level villages in 2004 and 2005 primarily through its CDMA and satellite transmission networks. In 2006, Unicom Group is required to extend telecommunication service coverage to more than 1,500 additional villages in remote areas. We have been assisting Unicom Group in providing mobile telecommunication services to these remote villages and are responsible for the operation and maintenance of the relevant network facilities in our service areas.

See “D. Risk Factors—Risks Relating to the Overall Telecommunications Industry in China—The PRC government may require us, along with other telecommunication service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.” under Item 3.

Capital Investment

On July 16, 2004, the State Council promulgated, effective immediately, the Decision on Reform of Investment System, or the Investment Reform Decision, which significantly modified the government approval process for major investment projects in China. The Investment Reform Decision eliminated the government approval requirements for investment projects that do not involve direct government funding unless the investment projects are in the restricted sectors specified in the annually adjusted catalogue released by the State Council. The 2004 catalogue, which was attached as an annex to the Investment Reform Decision, sets forth approval requirements for individual investment projects in restricted sectors. Within the telecommunications sector, the investment projects that require the approval of the NDRC include:

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

Others

As a company with substantially all of our operations in China, we, along with our controlling shareholder, Unicom Group, are subject to various regulations of the PRC government in addition to those regulating the telecommunications industry. PRC regulatory authorities, such as the State Bureau of Taxation, National Audit Office, State Administration of Industry and Commerce and local price bureaus, exercise extensive control over various aspects of our businesses and conduct various regular inspections, examinations and/or audits on us and Unicom Group. As required by the relevant PRC laws and regulations, Unicom Group, as one of the key State-owned enterprises under the direct supervision of the SASAC, is also subject to routine audits by the National Audit Office, or the NAO, including the senior management departure audit which involves a mandatory review by the NAO of the economic responsibilities of a departing senior management member of Unicom Group.

In 2004, the NAO conducted a senior management departure audit of Unicom Group after the resignation of Mr. Yang Xian Zu, Unicom Group’s former Chairman, in 2003. We understand that the results of that audit had no material adverse effect on our company.

In 2005, the NAO conducted another senior management departure audit of Unicom Group after the resignation of Mr. Wang Jianzhou, Unicom Group’s former Chairman, in 2004. We understand that the results of that audit had no material adverse effect on our company.

In addition, as our controlling shareholder, Unicom Group under the direct supervision of SASAC, SASAC has an indirect influence over us. In particular, SASAC may designate certain nominees and request Unicom Group to propose the appointment of such nominees as our directors and senior management; SASAC may also request Unicom Group to remove our directors and senior management in accordance with relevant procedures provided by applicable law and our articles of association.

C.            Organizational Structure

We are incorporated in Hong Kong and are 52.36% indirectly owned by the Unicom Group and 47.64% owned by public shareholders as of May 31, 2006. See “A. History and Development of the Company” under Item 4. Set forth below are details of our significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership Interest
China Unicom Corporation Limited	China	100%
China Unicom International Limited	Hong Kong SAR	100%
China Unicom (Macau) Company Limited	Macau SAR	100%

D.            Properties

Our principal executive offices are located in Hong Kong. We also maintain executive offices in Beijing. We own and lease a large number of offices, retail outlets, equipment rooms and base stations throughout China. Some of the properties we lease and operate on do not have land use rights certificates or building ownership certificates. In some cases, we have not entered into formal lease agreements with the lessors or the lessors do not possess requisite title certificates. We believe that it is unlikely that we would be denied our right to use a large number of these properties at any given time. Our controlling shareholder, Unicom Group, has agreed to indemnify us against any loss or damages incurred by us that are caused by or arising from any challenge of, or interference with, our right to use these properties.

Item 4A. Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

You should read the following discussion and analysis together with the selected financial data set forth in Item 3 and the consolidated financial statements included in this annual report. The financial statements have been prepared in accordance with HKFRS, which differ in certain respects from US GAAP. Note 37 to the consolidated financial statements summarizes the nature and effects of significant differences between HKFRS and US GAAP as they relate to our financial statements and provides a reconciliation to US GAAP of our net income and shareholders’ equity. In addition, Note 37 to our consolidated financial statements includes our condensed consolidated financial information prepared and presented in accordance with US GAAP for the relevant periods. Our consolidated financial statements present, and the discussion and analysis under this Item 5 pertain to, our consolidated financial position and results of operations as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005. On December 31, 2002 and 2003, we completed the acquisition of Unicom New Century from Unicom Group, and the acquisition of Unicom New World from Unicom Group and sale of Guoxin Paging to Unicom Group, respectively.

Our consolidated financial statements as of and for the year ended December 31, 2004 reflect the results of operations of both Unicom New Century (which was merged into CUCL in July 2004) and Unicom New World (which was merged into CUCL in September 2005), but do not include the results of operations of Guoxin Paging. Our consolidated financial statements for the year ended December 31, 2003 reflect the results of operations of Unicom New Century and Guoxin Paging but do not include the results of operations of Unicom New World. In addition, in September 2004, we completed the acquisition of Unicom International from Unicom Group. Accordingly, the operating results of Unicom International for the period from the effective date of the acquisition to December 31, 2004 have been included in our consolidated statement of income for the year ended December 31, 2004. See “— Acquisitions of Unicom New Century, Unicom New World and Unicom International and the Sale of Guoxin Paging” below.

Our financial statements are prepared in accordance with HKFRS, which became effective on January 1, 2005. Prior to January 1, 2005, our financial statements were prepared in accordance with HK GAAP. The adoption of HKFRS resulted in changes in certain accounting policies which have been reflected in the financial statements either in accordance with the transitional provisions in the applicable accounting standards or, to the extent there are no transitional provisions, applied retrospectively. Accordingly, the comparative financial data prior to January 1, 2005 presented in this annual report have been restated to conform, as applicable, to the changed accounting policies. A detailed description is set forth in Note 2.2 to our consolidated financial statements.

Overview

We are an integrated provider of telecommunications services in China and offer a comprehensive range of telecommunications services, including the following, which also constitute our major operating segments:

•                                          GSM cellular service in 21 provinces, 5 autonomous regions and 4 municipalities;

•                                          CDMA cellular service in 21 provinces, 5 autonomous regions and 4 municipalities of China and in Macau;

•                                          domestic and international long distance service nationwide in China; and

•                                          data and Internet and other related services nationwide in China.

The table below sets forth revenue from our major businesses and the respective percentage of our total revenue in 2003, 2004 and 2005.

	For the year ended December 31,
	2003 (Restated)(1)		2004 (Restated)(1)		2005
	RMB in	% of Total	RMB in	% of Total	RMB in	% of Total
	millions	Revenue	millions	Revenue	millions	Revenue
Total revenue	67,154	100.0%	79,087	100.0%	87,049	100.0%
Total service revenue	64,933	96.7%	77,397	97.9%	84,287	96.8%
GSM	41,153	61.3%	47,509	60.1%	52,135	59.9%
CDMA	16,667	24.8%	24,377	30.9%	27,577	31.7%
Long distance revenue	2,273	3.4%	1,848	2.3%	1,525	1.7%
Data and Internet revenue	3,437	5.1%	3,663	4.6%	3,050	3.5%
Paging	1,403	2.1%	—	0.0%	—	0.0%
Sales from telecommunications products	2,221	3.3%	1,690	2.1%	2,762	3.2%

(1)         The adoption of HKFRS on January 1, 2005 resulted in changes in certain accounting policies which have been reflected in the financial statements either in accordance with the transitional provisions in the applicable accounting standards or, to the extent there are not transitional provisions, applied retrospectively. Accordingly, the comparative financial data prior to January 1, 2005 presented herein have been restated, as applicable, to conform to the changed accounting policies. See Note 2.2 to our consolidated financial statements included in this Form 20-F for detailed discussion.

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

•                                          Other revenue primarily from the provision of valued-added services, such as short message services, personalized call-back ring tone services, CDMA1X wireless data services and certain receptionist services to subscribers.

•                                          Interconnection revenue from other telecommunications operators, including Unicom Group, for calls made from their networks to our networks and roaming-in fees for calls made by cellular subscribers of other operators using our cellular networks. We recognize interconnection revenue when the relevant calls are made by subscribers.

•                                          Rental income from leases of transmission lines on our networks and indefeasible rights of use (“IRU”) to Unicom Group, business customers and other telecommunications carriers in China. We recognize leased line rental revenue on a straight-line basis over the relevant lease term, except for the lease of specific and identified network assets that transfer substantially all the risks and rewards incidental to ownership to the lessee, which is recognized as capacity sales.

•                                          Sales of telecommunication calling cards, representing pre-paid service fees, are recorded as advances from customers and recognized as revenue when the service is rendered upon actual use of the cards.

Along with the continued growth of China’s telecommunications industry, particularly in the cellular communications sector, our total revenue in 2005 increased by 10.1% from 2004. This increase was primarily the result of the continued growth in revenue of our GSM and CDMA cellular businesses. Service revenue from our cellular businesses has increased from RMB71,886 million in 2004 to RMB79,712 million in 2005, representing a growth of 10.9%. We aim to further leverage our position as an integrated telecommunications operator in order to continue to drive the growth of our GSM and CDMA cellular businesses as well as long distance, data and Internet businesses.

The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2003, 2004 and 2005.

	For the year ended December 31,
	2003 (Restated)		2004 (Restated)		2005
	RMB in	% of Total	RMB in	% of Total	RMB in	% of Total
	millions	Revenue	millions	Revenue	millions	Revenue
Total Revenue	67,154	100.0%	79,087	100.0%	87,049	100.0%
Costs and expenses	60,956	90.8%	72,616	91.8%	79,947	91.8%
Leased line and network capacities	4,320	6.4%	7,398	9.4%	8,748	10.0%
Interconnection charges	5,921	8.8%	7,517	9.5%	8,372	9.6%
Depreciation and amortization	16,359	24.4%	19,011	24.0%	20,368	23.4%
Employee benefit expenses	4,596	6.8%	4,615	5.8%	5,616	6.5%
Selling and marketing	15,264	22.7%	19,523	24.7%	20,558	23.6%
General, administrative and other expenses	9,139	13.7%	10,500	13.3%	11,742	13.5%
Cost of telecommunications products sold	2,939	4.4%	2,563	3.2%	3,575	4.1%
Loss on sale of discontinued operation (Guoxin Paging)	663	1.0%	—	0.0%	—	0.0%
Finance costs	1,946	2.9%	1,696	2.1%	1,099	1.2%
Interest income	-173	-0.3%	-103	-0.1%	-96	-0.1%
Other gains, net	-18	0.0%	-104	-0.1%	-35	0.0%
Income before income tax	6,198	9.2%	6,471	8.2%	7,102	8.2%

Our major costs and expenses include the following:

•                                          Selling and marketing expenses, including commissions, promotion and advertising expenses, amortization of capitalized customer acquisition costs of certain CDMA contractual subscribers and customer retention costs;

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

•                                          Employee benefit expenses, representing staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes and housing benefits, share-based compensation cost amortized over the vesting period of share options; and

•                                          Costs of telecommunications products sold.

As we continue to aim to strengthen management, integrate our businesses and control costs to achieve greater overall efficiency, total costs and expenses, as a percentage of total revenue in 2005, was maintain at 91.8%, the same as that in 2004.

Acquisitions of Unicom New Century, Unicom New World and Unicom International and the Sale of Guoxin Paging

In December 2002, we acquired from Unicom Group the GSM cellular assets and businesses and CDMA businesses of Unicom New Century in the following six provinces, two autonomous regions and one municipality in China: Sichuan, Heilongjiang, Jilin, Henan, Jiangxi, Shaanxi, Chongqing, Guangxi and Xinjiang. The total purchase price was HK$4,909,000,000 (approximately RMB4.8 billion), payable in cash. On July 30, 2004, Unicom New Century was merged into CUCL and legally dissolved upon the completion of such merger.

In December 2003, we acquired from Unicom Group the GSM cellular assets and businesses and CDMA businesses of Unicom New World in the following nine provinces and autonomous regions in China: Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Xizang autonomous regions. The total purchase price was HK$3,014,886,000 (approximately RMB3.2 billion), payable in cash. On the same date, we also completed the sale of the entire equity interests of Guoxin Paging to Unicom Group for a total sale price of HK$2,590,917,656 (approximately RMB2.75 billion), and such proceeds were applied to our general working capital. On September 1, 2005, Unicom New World was merged into CUCL and legally dissolved upon the completion of such merger.

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

Under HKFRS, we have adopted the purchase method to account for our acquisitions from Unicom Group of Unicom New Century, which became effective on December 31, 2002, Unicom New World, which became effective on December 31, 2003, and Unicom International, which became effective in September 2004. Under the purchase method, in accordance with HKFRS, our consolidated financial statements incorporate the results of operations of Unicom New Century, Unicom New World and Unicom International only from the effective dates of the respective acquisitions. Accordingly, the results of operations of Unicom International for the period from the effective date of the acquisition to December 31, 2004 have been included in our consolidated statement of income for the year ended December 31, 2004. Our consolidated balance sheet as of December 31, 2004 includes the financial position of Unicom International. Since the effective date of the Unicom New World acquisition was December 31, 2003, our consolidated financial statements of income for the years ended December 31, 2003 and 2002 included in this annual report do not include the results of operations of Unicom New World. Our consolidated balance sheet as of December 31, 2003 includes the financial position of Unicom New World. Since the effective date of the Unicom New Century acquisition was December 31, 2002, our consolidated financial statements of income for the year ended December 31, 2002 do not include the results of operations of Unicom New Century. Our consolidated balance sheet as of December 31, 2002 includes the financial position of Unicom New Century. The differences between the cost of the acquisitions and the fair value of the identifiable assets and liabilities acquired was recognized as goodwill or negative goodwill, which were amortized on a straight line basis over its beneficial life or the remaining weighted average useful life of the acquired identifiable non-monetary assets. We ceased the amortization of goodwill from January 1, 2005 upon the adoption of HKFRS and the accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill. We also derecognized the negative goodwill previously recognized on or prior to January 1, 2005, with a corresponding adjustment to the opening balance of retained earnings. Starting from January 1, 2005, we no longer amortize goodwill but test it for impairment on an annual basis or when there is indication of impairment.

Under US GAAP, the acquisitions of Unicom New Century, Unicom New World and Unicom International are accounted for as a transfer of businesses under common control. Under this method, the acquired assets and liabilities are accounted for at their historical cost under US GAAP and the consolidated financial statements prepared under US GAAP for all periods presented are retroactively restated as if Unicom New Century, Unicom New World and Unicom International had always been part of our company since inception. This method is reflected in the significant differences between HKFRS and US GAAP provided in Note 37 to our consolidated financial statements.

Under HKFRS, the sale of Guoxin Paging by us to the Unicom Group, which became effective on December 31, 2003, has been accounted for as a sale of discontinued operation. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of December 31, 2003 was recorded as the loss on sale of discontinued operation in our consolidated income statement for the year ended December 31, 2003. The operating results of Guoxin Paging from January 1, 2003 to the effective date of the sale of Guoxin Paging were included in our consolidated income statement for the year ended December 31, 2003.

Under US GAAP, the sale of Guoxin Paging to Unicom Group is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value. In addition, under US GAAP, the results of operations of a component or segment of an entity that has been disposed of should be reported in discontinued operations as a separate component of income, separately from continuing operations, in the period in which the disposal occurred and in prior periods. Accordingly, all the operating results of Guoxin Paging have been grouped into and reported in the income statement as “Discontinued operation — Loss from discontinued operation” under US GAAP.

The acquisitions of Unicom New Century and Unicom New World and the sale of Guoxin Paging have had a material impact on our overall results of operations. In particular, our financial results in 2004 were significantly affected by the inclusion of the results of operations for Unicom New World we acquired effective December 31, 2003. By comparison, our financial results in 2003 did not include the results of operations of Unicom New World. See “— Operating Results — Year Ended December 31, 2004 Compared to Year Ended December 31, 2003” below. These acquisitions have, among other things, significantly expanded the size of the telecommunications markets we serve and increased the number of our subscribers and usage of our services. As a result, our revenue and costs and expenses have also increased significantly.

Critical Accounting Policies

The preparation of our financial statements and this annual report requires us to make estimates and judgment that affect the reported and disclosed amounts of assets and liabilities, including contingent assets and liabilities, as at the relevant dates and revenue and expenses for the relevant periods. We have identified the accounting policies and estimates below as critical to our business operations and an understanding of our results of operations and financial position. The impact and any associated risks related to these policies on our business operations are discussed throughout this Item 5 where such policies affect our reported and expected financial results. For a discussion of the application of these and other accounting policies, see Notes 2.2 and 4 to our consolidated financial statements included in this annual report. There can be no assurance that actual results will not differ from those estimates and assumptions.

Capitalization of CDMA Customer Acquisition Costs

We have been operating the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, we began to offer certain promotional packages in the second half of 2002. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use at no additional charge during the specified contract periods, which range from 6 months to 2 years. In return, the subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given for their use. In addition, to secure contract performance, these subscribers are required under their contracts to (i) prepay certain amounts of service fees or deposits, (ii) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (iii) provide a guarantor who will compensate us for any loss in the event of the subscriber’s non-performance of related contractual obligations.

We consider the costs of the CDMA handsets provided to contractual subscribers under these promotional packages as customer acquisition costs for the development of these new CDMA contractual subscribers. Such customer acquisition costs are capitalized to the extent reasonably expected to be recoverable, and amortized over the contractual periods (not exceeding two years), over which future economic benefits are expected to be received by us in the form of minimum contract revenue.

We determined the accounting policy for capitalization of customer acquisition costs of contractual CDMA subscribers after a careful evaluation of specific facts and circumstances, and believe that the capitalization of such costs is appropriate because future economic benefits are expected to be received by us in the form of future contractual revenues, taking into consideration (i) the historically high ARPUs and low churn, default or bad debt rates of these subscribers; (ii) our established procedures in and the relative low cost of enforcement of contracts in default; and (iii) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as non-refundable prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

Therefore, we believe that the capitalized customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalization and amortization of these customer acquisition costs is an appropriate accounting policy. Furthermore, we continuously assess and evaluate the recoverability of these customer acquisition costs, based on detailed review of historical subscriber churn rates and estimated default rates. Based on our current assessment and evaluation, we believe that there is no significant problem in recovering the carrying amounts of the customer acquisition costs as of December 31, 2003, 2004 and 2005.

We have made the above recoverability assessments based on the current legal and operating environment relating to the subscribers’ contract performance and other information currently available to us. Actual results may differ significantly from the current situation and our current estimates. If the situation changes significantly in the future, we may need to record additional non-recoverable customer acquisition costs based on conditions at that time.

Recognition of Upfront Non-refundable Revenue and Direct Incremental Costs

We capitalize and amortize upfront non-refundable revenue, including connection fees and activation fees of SIM cards or UIM cards from our GSM and CDMA cellular subscribers over expected customer service period. Accordingly, the related direct incremental costs of acquiring and activating GSM and CDMA subscribers, including costs of SIM or UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are also capitalized and amortized over the same expected customer service period. We only capitalize costs where we consider that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed off to the statement of income immediately.

The expected customer service period for our cellular business is estimated based on the expected stabilized churn rates of subscribers after taking into consideration factors such as our customer retention experience, the expected level of competition, the risk of technological or functional obsolescence of our services and the current regulatory environment. If our estimate of the expected stabilized churn rate changes for future periods as a result of unexpected changes in competition environment, telecommunication technology or regulatory environment, the amount and timing of recognition of these direct incremental costs and our deferred revenue would also change.

Lease of CDMA Network Capacity

(i)            Original CDMA lease agreements

We had entered into a CDMA network capacity lease agreement with Unicom Group and its wholly-owned subsidiary, Unicom New Horizon, in December 2001. Pursuant to this CDMA lease agreement, Unicom New Horizon agreed to lease the capacity of the CDMA network to us covering the nine provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei and the three municipalities of Beijing, Shanghai and Tianjin. This lease became effective on January 8, 2002.

In addition, on December 31, 2002 and 2003, we acquired all the equity interests in Unicom New Century and Unicom New World, respectively, which together operate GSM and CDMA cellular businesses in another 12 provinces, one municipality and five autonomous regions in the PRC. Unicom New Century and Unicom New World had also respectively entered into a CDMA lease agreement with Unicom Group and Unicom New Horizon on similar terms and conditions. These lease agreements and the lease agreement entered in 2001 are collectively referred to as the “Old CDMA Leases”.

According to the terms of the Original CDMA Leases, the initial lease period is one year, renewable for additional one-year terms at our own option. We have the exclusive right to lease and operate the CDMA network capacity in the above regions. Also, we have the option to add or reduce the capacity leased by giving advance notice. The lease fee per unit of capacity is calculated on the basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in seven years, with an internal return of 8%. In January 2004, we renewed the CDMA network capacity for an additional one-year term. We had the option to purchase the network assets based on the appraised value of the network determined by an independent appraiser.

We assessed the appropriate lease classification at the inception of the Old CDMA Leases. Factors and related implications we have considered include whether we have taken the risks and rewards of ownership of the CDMA assets. Furthermore, we have considered whether the existence of the purchase option and the annual renewal option, combined with the related economic penalties, risks and benefits, have caused us to take on risks and rewards similar to those that an owner of these assets would bear.

Unicom New Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all contracts with suppliers and constructors. We believe we only bear the risks associated with the operation of the CDMA business during the relevant leasing periods and are free from any ownership risks of the CDMA network. According to the terms of the Old CDMA Leases, the initial lease period was only one year, with renewal of additional one-year terms at our option. Accordingly, there was no pre-determined lease period and minimum network capacity to be leased in future periods. We had the option to determine whether we would renew and continue the leases and how much capacity to lease. We also had the option to decide whether we would exercise the purchase option of CDMA network based on then market conditions and future operating performance of the CDMA business, subject to approvals obtained from our independent minority shareholders.

Accordingly, if the CDMA business turns out to be unsuccessful, we did not have the obligation under the Old CDMA Leases to continue this CDMA lease arrangement or to exercise the purchase option.

In general, the classification of leases is dependent on whether the risks and rewards of ownership of the leased assets rest substantially with the lessor or the lessee. Leases that substantially transfer to the lessee all the risks and rewards of ownership of the leased assets are accounted for as finance leases; and leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessor are accounted for as operating leases. When performing this assessment, we have considered a number of factors as stated above that required significant judgment.

At the inception of the Old CDMA Leases, there was a high degree of uncertainty related to the market condition and operating results of the CDMA business. It was highly uncertain whether we would continue to lease the network in the future or to estimate the future network capacity to be leased. We were also unable to determine whether or not we would exercise the purchase option. Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remained with Unicom Group and Unicom New Horizon, we accounted for the leasing of the CDMA network as operating leases for the initial lease periods, estimated to be three years, so as to reflect the respective rights and obligations of the relevant parties to the Old CDMA Leases.

(ii)           New CDMA lease agreement

On March 24, 2005, we have entered into the New CDMA Lease with Unicom Group and Unicom New Horizon to replace the Old CDMA Leases. The New CDMA Lease was approved by our minority shareholders on May 12, 2005 and became retroactively effective from January 1, 2005. Key terms of the New CMDA Lease, including exclusive operating rights and purchase option, are substantially similar to those contained in the Old CDMA Leases except that (i) the initial lease period is two years, with full CDMA constructed network capacity to be leased from Unicom New Horizon, and (ii) the annual lease fee shall be determined based on the audited annual service revenue of our CDMA cellular business. For more detailed discussions of the terms of the New CDMA Lease, see “B. Related Party Transactions - Leasing of CDMA Network Capacity — New CDMA Lease” under Item 7.

Under the New CDMA Lease, we believe the CDMA business continue to involve a significant  level of uncertainties, particularly due to the fact that (i) the CDMA business still recorded a loss in 2005; (ii) the uncertainty of the future success of CDMA business arising from intense market competition; and (iii) the uncertainty in the future changes in technology standards and government regulatory environment in relation to 3G services. At the inception of the New CDMA Lease, we were unable to determine whether we would renew the lease after the initial two-year lease term or whether we would exercise the purchase option. Given these uncertainties, we consider the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Group and Unicom New Horizon, and have concluded that the New CDMA Lease should be classified as an operating lease.

At the end of the current lease term, we will reassess the appropriate classification based on the relevant factors and circumstances available at that time. Based on the above accounting judgment we made, the operating lease expense has been recorded in the statements of income since the commencement of the Old CDMA Leases and the New CDMA Lease, and the carrying value of the CDMA assets and the related liabilities have not been reflected in the balance sheets. For the year ended December 31, 2005, we recorded lease expense of approximately RMB7.92 billion under the New CDMA Lease.

Depreciation of Property, Plant and Equipment

Depreciation of our property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to residual values over the estimated useful lives. We review the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from property, plant and equipment. We use estimates of useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expense may be adjusted. The cost and accumulated depreciation of property, plant and equipment as of December 31, 2005 amounted to RMB190.9 billion and RMB74.8 billion, respectively, as compared to RMB173.8 billion and RMB55.3 billion, respectively, as of December 31, 2004.

Impairment of Non-current Assets

At each balance sheet date, we perform a review of internal and external sources of information to identify indications that our non-current assets, including property, plant and equipment and goodwill, may be impaired. In addition, we review (i) our assets that have indefinite useful life that are not subject to amortization and (ii) our assets that are subject to depreciation or amortization for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continually monitor our businesses, markets and business environment and make judgments and assessment as to whether any impairment event or change has occurred. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value-in-use. We estimate value-in-use based on estimated discounted future cash flows of a cash-generating asset unit, which is the smallest group of assets that generates cash flows independently.

In making judgment on the recoverability of non-current assets, we need to assess whether: (i) an event has occurred that may affect an asset’s value; (ii) the carrying value of an asset can be supported by the discounted future cash flows from such asset and (iii) the cash flow is discounted at an appropriate rate. Changes in any of these assessments could result in significant changes to our estimates of the recoverability of our non-current assets.

Provision for Doubtful Debts

Accounts receivables are stated at cost, less provision for doubtful debts. We evaluate specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. We record a provision based on our best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as of each period-end, we make a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining receivable balances. We make such estimates based on our past experience, historical collection patterns, subscribers’ credit worthiness and collection trends. For the general subscribers of cellular, long distance, data and Internet services, we make a full provision for receivables aged over 3 months, which is consistent with our credit policy with respect to relevant subscribers.

Our estimates described above are based on our historical experience, subscriber creditworthiness and collection trends. If circumstances change (e.g. due to factors including developments in our business and the external market environment), we may need to re-evaluate our policies on doubtful debts, and make additional provisions in the future.

Provision for Subscriber Reward Program

Since 2004, we have implemented a subscriber reward program, which is a bonus point-based scheme that rewards subscribers according to their service consumption, loyalty and payment history. The estimated liability is recognized based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points relating to subscribers who are qualified to exercise their redemption right at the end of a period and (iii) the estimated number of bonus points relating to subscribers who have no right to redeem the incentives at the end of a period, but who are expected to ultimately earn and claim awards under the reward program. When subscribers redeem rewards or their entitlements expire, the provision will be adjusted accordingly. We have recognized the liability amounting to RMB337 million as of December 31, 2005, as compared to RMB40 million as of December 31, 2004. As we have limited historical data in respect of the redemption of bonus points, we may need to re-assess our accruing method for the potential bonus point liability when we obtain a more reliable historical redemption rate in future.

Income Tax and Deferred Taxation

Income tax is provided based on income before tax for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes and taking into consideration any preferential tax treatment to which we are entitled.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

In the preparation of our financial statements, we estimate our income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which we are entitled in each location or jurisdiction in which we operate. This process involves estimation made by us about our current tax exposure together with an assessment of temporary differences resulting from different treatment of items for tax and accounting purposes in order to determine the amount of tax provisions for the period. We believe that we have recorded adequate tax provisions based on our best estimates and assumptions. For the evaluation of temporary differences, we have assessed the likelihood that the deferred taxes could be recovered. Major deferred tax components relate to interest on loans from China-China-Foreign (“CCF”) joint ventures, loss arising from terminations of CCF arrangements, provisions for doubtful debts, deferral and amortization of upfront non-refundable revenue, capitalization and amortization of direct incremental cost, capitalized interest already deducted for tax purposes and accruals of expenses not yet deductible for tax purposes. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to RMB335 million and RMB469 million as of December 31, 2005 and 2004, respectively. Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from the continuing operations in the foreseeable future.

We believe we have recorded adequate current and deferred taxes based on prevailing tax rules and regulations and our current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxes may be necessary.

Operating Results

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

In 2005, our revenue continued to increase, by 10.1% from RMB79.09 billion in 2004 to RMB87.05 billion in 2005. This growth was principally due to the relatively rapid growth of our CDMA cellular business and steady growth of our GSM cellular business. For the reasons discussed below, our cellular businesses continued to increase in terms of revenues and in their percentage contribution to our overall business, while our long distance, data and Internet businesses continued to decrease in terms of revenues and in their contribution to our business.

Due to factors discussed below, in 2005 our costs and expenses grew 10.1%, the same rate as that of our revenue. As a result, while our income before income tax increased by 9.8% to RMB7.10 billion, our income before income tax margin stood at 8.2%, the same as that of 2004. Segment income before income tax margin in our GSM cellular business decreased from 14.3% in 2004 to 14.0% in 2005. Our CDMA cellular business maintained relatively rapid growth in 2005 and its loss before income tax decreased by 64.5%. In our long distance and data and Internet businesses, segment income before income tax decreased 66.8% in 2005 and segment income before income tax margin decreased to 1.7% in 2005 from 4.8% in 2004.

Our net income in 2005 increased by 9.7% to RMB4.93 billion, for reasons discussed below.

Revenue

Revenue from our GSM cellular business grew steadily in 2005 and continued to generate a majority of our total revenue, while revenue from our CDMA cellular business maintained its growth in 2005 and further increased its share of our total revenue for the year. Revenues from our GSM and CDMA cellular businesses represented 94.7% of our total revenue in 2005, as compared with 93.0% in 2004. The share of revenue from the CDMA cellular business in our total revenue increased from 32.9% in 2004 to 34.8% in 2005, while the share of revenue from the GSM cellular business in our total revenue slightly decreased from 60.1% in 2004 to 59.9% in 2005. Revenues from our long distance and data and Internet businesses decreased from RMB5,528 million in 2004 to RMB4,590 million in 2005. Aggregate revenues from our long distance business and our data and Internet businesses represented 5.3% of our total revenue in 2005, as compared with 7.0% in 2004. We believe the changes in our revenue composition reflect our focus on the development of our cellular businesses.

Cellular Revenue

For the reasons discussed below, revenues from our GSM and CDMA cellular businesses (including revenues from sales of telecommunications products) together increased by 12.1%, from RMB73.56 billion in 2004 to RMB82.46 billion in 2005.

GSM Cellular Business. Revenue from our GSM cellular business increased by 9.7%, from RMB47.51 billion in 2004 to RMB52.14 billion in 2005, primarily due to the continued increases in the total number of our total GSM cellular subscribers and in our subscribers’ average MOU. The total number of our GSM cellular subscribers increased by 12.8%, from 84.27 million as of December 31, 2004 to 95.07 million as of December 31, 2005. With the continually increasing cellular penetration in China, an increasing proportion of new subscribers are relatively low-end subscribers. As a result, ARPU from the GSM cellular business declined 1.8%, from RMB49.4 in 2004 to RMB48.5 in 2005. The average MOU per subscriber per month increased 7.0%, from 188.9 minutes in 2004 to 202.2 minutes in 2005.

The table below sets forth the revenue composition of our GSM cellular business and each revenue item’s respective share of total GSM revenue in the years ended December 31, 2003, 2004 and 2005.

	2003 (Restated)		2004 (Restated)		2005
		As percentage of		As percentage of		As percentage of
	RMB in million	total	RMB in million	total	RMB in million	total
Revenue	41,201	100.0%	47,513	100.0%	52,139	100.0%
Service Revenue	41,153	99.9%	47,509	100.0%	52,136	100.0%
Usage Fee	29,072	70.6%	31,997	67.3%	32,077	61.5%
Monthly Fee	7,042	17.1%	6,922	14.6%	6,841	13.1%
Interconnection
Revenue	1,927	4.7%	2,614	5.5%	3,466	6.6%
Others	3,112	7.5%	5,976	12.6%	9,752	18.8%
Sales of Telecommunications Products	48	0.1%	4	0.0%	3	0.0%

The growth in total usage of our GSM cellular services has been largely offset by the decrease in the ARPU. As a result, usage fees for GSM cellular services only increased by 0.3% from RMB32.00 billion in 2004 to RMB32.08 billion in 2005, representing 61.5% of total GSM service revenue, a decrease from 67.3% in 2004. Monthly fees decreased by 1.2%, from RMB6.92 billion in 2004 to RMB6.84 billion in 2005, and represented 13.1% of total GSM service revenue as compared with 14.6% in 2004. This decrease is primarily due to an increasing number of package service plans no longer charging monthly fee separately. Interconnection revenue increased by 32.6% from RMB2.61 billion in 2004 to RMB3.47 billion in 2005, and represented 6.6% of total service revenue as compared with 5.5% in 2004. This increase is primarily due to the increased total usage of our GSM cellular services.

While continuing to meet the diverse needs of our customers in the mass market, our GSM cellular business aims to actively promote value-added services. As a result, revenue from value-added services significantly increased its contribution to our total GSM cellular revenue. Revenue from our GSM value-added cellular services increased 62.8%, from RMB4.86 billion in 2004 to RMB7.91 billion in 2005. Its share of total GSM service revenue increased from 10.2% in 2004 to 15.2% in 2005. Of the total revenue from GSM value-added cellular services, revenue from short messaging services increased 28.3% from RMB2.79 billion in 2004 to RMB3.71 billion in 2005, and its share of total GSM service revenue grew from 6.1% in 2004 to 7.1% in 2005.

CDMA Cellular Business. Our CDMA subscriber base has continued to expand at a relatively fast pace. In 2005, the growth in our CDMA subscriber base resulted in increased revenue from the CDMA cellular business. Revenue from our CDMA cellular business reached RMB30.32 billion in 2005, a 16.4% increase over RMB26.05 billion in 2004. This increase was primarily due to a 17.6% increase in our CDMA subscribers.

The table below sets forth the revenue composition of our CDMA cellular business and each revenue item’s respective share of total CDMA revenue for the years ended December 31, 2003, 2004 and 2005.

	2003 (Restated)		2004 (Restated)		2005
		As percentage of		As percentage of		As percentage of
	RMB in million	total	RMB in million	total	RMB in million	total
Revenue	18,063	100.0%	26,046	100.0%	30,320	100.0%
Service Revenue	16,667	92.3%	24,378	93.6%	27,577	91.0%
Usage Fee	11,672	64.6%	16,165	62.1%	16,727	55.2%
Monthly Fee	3,488	19.3%	4,638	17.8%	4,905	16.2%
Interconnection Revenue	608	3.4%	927	3.6%	1,399	4.6%
Others	899	5.0%	2,648	10.1%	4,546	15.0%
Sales of Telecommunications Products	1,396	7.7%	1,668	6.4%	2,743	9.0%

CDMA usage fees increased by 3.5% from RMB16.17 billion in 2004 to RMB16.73 billion in 2005, and represented 55.2% of total CDMA service revenue as compared with 62.1% in 2004. The decrease in the percentage of total CDMA service revenue was primarily due to the rapid increase in revenue from value-added CDMA services. With the expansion of our CDMA 1X wireless data services in 2005, we have been actively developing our CDMA wireless data business, by making efforts to leverage the competitive edge of the CDMA technology. Revenue from CDMA value-added cellular services reached RMB4.05 billion in 2005, an increase of 70.2% from RMB2.38 billion in 2004, and accounted for 14.7% of total service revenue from the CDMA cellular business in 2005. Of the total revenue from CDMA value-added cellular services, revenue from CDMA 1X wireless data services increased 92.1% from RMB0.68 billion in 2004 to RMB1.31 billion in 2005, and its share of total CDMA service revenue grew from 2.8% in 2004 to 4.8% in 2005. We expect revenue from value-added CDMA services will continue to grow significantly, as we will continue to focus on the development and marketing of such value-added services.

Monthly fees increased by 5.8%, from RMB4.64 billion in 2004 to RMB4.91 billion in 2005, and represented 17.8% of total CDMA service revenue as compared with 19.0% in 2004. Interconnection revenue increased by 50.9% from RMB0.93 billion in 2004 to RMB1.40 billion in 2005, and represented 5.1% of total service revenue as compared with 3.8% in 2004. This increase is primarily due to the increased usage of our CDMA cellular services.

Long Distance and Data and Internet Revenue

Long Distance Business. Revenue from our domestic and international long distance business decreased by 17.2%, from RMB1.85 billion in 2004 to RMB1.53 billion in 2005. Such decrease is primarily due to the decrease in tariffs as a result of intensified competition.

Data and Internet Business. Revenue from our data and Internet businesses decreased by 16.9% from RMB3.68 billion in 2004 to RMB3.06 billion in 2005 primarily due to the decrease in tariffs as a result of intensified competition.

As a result of the foregoing, revenues from our long distance and data and Internet businesses were RMB4.59 billion, a decrease of 17.0% from 2004.

Costs and expenses

Costs and expenses in 2005 were RMB79.95 billion, representing an increase of 10.1% over 2004, same as the 10.1% growth in revenue for the same period. Certain items of costs and expenses, however, had a higher rate of increase, such as the 18.2% increase in leased lines and network capacities expenses, the 11.4% increase in interconnection charges and the 21.7% increase in employee benefit expenses. Due to the expansion of our CDMA business, leased lines and network capacities expenses (which include the expenses from the CDMA network leases) increased faster than our revenue in 2005. As our various business segments continued to develop, interconnection charges also increased faster than our revenue in 2005 since the interconnection rates remain unchanged while our effective tariffs have been declining due to continued price competition in 2005. Our employee benefit expenses also grew faster than our revenue in 2005 due to factors including a general increase in employee insurance and social security expenses.

In 2005, we effectively implemented the business strategy of “effective growth”, i.e., profit driven growth, by focusing on cost control and optimization of our expense structure in order to ensure continued growth in earnings. Our costs and expenses as a percentage of total revenue stood at 91.8% in 2005, the same as that in 2004.

The table below illustrates the major expense items from 2003, 2004 and 2005 and their respective shares of total revenue.

	For the year ended December 31,
	2003 (Restated)		2004 (Restated)		2005
	RMB in million	% of Total Revenue	RMB in million	% of Total Revenue	RMB in million	% of Total Revenue
Costs and expenses	60,956	90.8%	72,616	91.8%	79,947	91.8%
Leased lines and network capacities	4,320	6.4%	7,398	9.4%	8,748	10.0%
Interconnection charges	5,921	8.8%	7,517	9.5%	8,372	9.6%
Depreciation and amortization	16,359	24.4%	19,011	24.0%	20,368	23.4%
Employee benefit expenses	4,596	6.8%	4,615	5.8%	5,616	6.5%
Selling and marketing	15,264	22.7%	19,523	24.7%	20,558	23.6%
General, administrative and other expenses	9,139	13.7%	10,500	13.3%	11,742	13.5%
Include: Impairment loss and assets write-off of the Paging Business	557	0.8%	—	0.0%	—	0.0%
Cost of telecommunications products sold	2,939	4.4%	2,563	3.2%	3,575	4.1%
Loss on sale of discontinued operation (Guoxin Paging)	663	1.0%	—	0.0%	—	0.0%
Finance costs	1,946	2.9%	1,696	2.1%	1,099	1.2%
Interest income	-173	-0.3%	-103	-0.1%	-96	-0.1%
Other gains, net	-18	0.0%	-104	-0.1%	-35	0.0%

Leased Lines and Network Capacities. With the increase in our CDMA subscribers, the lease expense for CDMA network capacities increased by 20.3%, from RMB6.59 billion in 2004 to RMB7.92 billion in 2005. Leased lines and network capacities expenses as a percentage of total revenue rose slightly from 9.4% in 2004 to 10.0% in 2005.

Interconnection Charges. Interconnection charges reached RMB8.37 billion in 2005, representing an increase of 11.3% from 2004, primarily due to the increase in interconnection traffic volume as a result of the development of our GSM and CDMA cellular business and long distance, data and Internet businesses. As our various business segments continued to develop, interconnection charges as a percentage of total revenue also slightly increased from 9.5% in 2004 to 9.6% in 2005.

Depreciation and Amortization. Depreciation and amortization expenses increased by 7.2% to RMB20.37 billion in 2005, a lower growth rate than the growth rate in revenue. The increase in depreciation and amortization expenses resulted from expanded network capacity and the expansion of assets scale, which was partly offset by our cessation of the amortization of goodwill in 2005 in accordance with the changed accounting policies described above. Depreciation and amortization expenses as a percentage of total revenue decreased slightly from 24.0% in 2004 to 23.4% in 2005.

Employee Benefit Expenses. As of the end of 2005, we had 53,070 employees, an increase of 34.1% from 39,589 at the end of 2004. Our employee benefit expenses increased from RMB4.62 billion in 2004 to RMB5.62 billion in 2005. Its share as a percentage of total revenue increased from 5.8% in 2004 to 6.5% in 2005. The increase in employee benefit expenses in 2005 was mainly due to the following factors: (i) a general increase in mandatory employee insurance and social security expenses; (ii) the adoption of HKFRS which required the share-based payments arising from the share options to be amortized over the vesting period and recorded as employee benefit expenses and (iii) the conversion of a significant number of previously contracted workers to our formal employees.

Selling and Marketing. Our major selling and marketing expenses included commissions, promotion and advertising expenses, amortization of customer acquisition costs of contractual CDMA subscribers and customer retention costs. Due to our effective cost control measures, selling and marketing expenses totaled RMB20.56 billion in 2005, an increase of 5.3% from 2004, significantly lower than the growth rate of the total revenue in 2005. Amortization of contractual CDMA subscribers acquisition costs in 2005 were RMB5.95 billion, a decrease of 2.8% from 2004. The balance of unamortized deferred CDMA subscriber acquisition costs significantly decreased from RMB4.74 billion as of the end of 2004 to RMB2.94 billion as of the end of 2005 primarily due to our efforts in reducing the use of CDMA handset promotional packages. Due to the continued growth in the subscriber base of our various business segments, the commissions to distributors and sales agents rose to RMB8.89 billion, an increase of 7.5%. Promotion and advertising expenses were RMB2.53 billion, an increase of 6.3%. Selling and marketing expenses as a percentage of revenue decreased from 24.7% in 2004 to 23.6% in 2005.

General, Administrative and Other Expenses. As a result of our increased network maintenance costs due to the expiration of many equipment warranties, our general, administrative and other expenses were RMB11.74 billion in 2005, representing an increase of 11.8% from RMB10.50 billion in 2004. General, administrative and other expenses as a percentage of total revenue increased slightly from 13.3% in 2004 to 13.5% in 2005. In 2005, as a result of our credit control measures, the provision for doubtful debts fell to RMB1.50 billion, a significant decrease of 31.6% from 2004. Provision for doubtful debts as a percentage of service revenue decreased from 2.8% in 2004 to 1.7% in 2005.

Cost of Telecommunications Products Sold. The cost of telecommunication products sold increased by 39.5% from RMB2.56 billion in 2004 to RMB3.58 billion in 2005. This increase was primarily due to a significant increase in CDMA handset units purchased from manufacturers and sold to customers during 2005 as compared to 2004. The share of cost of telecommunications products sold as a percentage of revenue increased from 3.2% in 2004 to 4.1% in 2005.

Interest Income and Finance Costs. Our interest income was RMB0.10 billion in 2005, the same as in 2004. Our finance costs decreased from RMB1.70 billion in 2004 to RMB1.10 billion in 2005, primarily due to the increased portion of short-term borrowings in our indebtedness. In addition, we recorded a foreign exchange gain of RMB0.20 billion due to the revaluation of Renminbi against U.S. dollars, which significantly contributed to the decrease of our finance costs. The above factors resulted in net finance costs of RMB1.00 billion in 2005, a decrease of 37.0% from the net finance costs of RMB1.59 billion in 2004.

Segment income (loss) before income tax

In 2005, our revenue and our costs and expenses both increased by 10.1%. While our income before income tax reached RMB7.10 billion, an increase of 9.8% from 2004, our income before taxation margin was 8.2% in both 2005 and 2004.

GSM Cellular Business. In our GSM cellular business, segment income before income tax was RMB7.28 billion in 2005, an increase of 6.5 % from 2004. The increase in the segment income before income tax of our GSM cellular business mainly reflects the 7% increase in the average monthly MOU per subscriber which was partially offset by the 1.8% decline in the ARPU for our GSM cellular business. Our segment income before taxation margin in the GSM cellular business slightly decreased from 14.3% in 2004 to 14.0% in 2005.

CDMA Cellular Business. We incurred a segment loss before income tax of RMB0.2 billion in 2005 for our CDMA business, a 64.5% decrease from the segment loss before income tax of RMB0.56 billion in 2004. The decrease of segment loss before income tax of our CDMA cellular business was primarily due to the continued expansion of CDMA cellular business subscriber base, the rapid growth of CDMA value-added services and the effective control of sales and marketing costs, partially offset by the decrease in CDMA cellular subscribers’ average MOU per month and the ARPU.

Long Distance Business. In our long distance business, segment income before income tax decreased 62.8%, from RMB0.50 billion in 2004 to RMB0.18 billion in 2005, primarily due to reduced tariff level as a result of increased competition. As a result, the segment income before taxation margin in our long distance business decreased from 15.9% in 2004 to 6.8% in 2005.

Data and Internet Business. In our data and Internet businesses, we had a segment loss before income tax of RMB0.04 billion in 2005, compared with the segment loss before income tax of RMB0.07 billion in 2004.

Net Income

Income Tax. As a result of our increased income before income tax, our income tax increased to RMB2.17 billion in 2005, an increase of 9.8% from 2004. Our effective tax rates in 2004 and 2005 were both 30.6%.

Net Income. As a result of the foregoing, our net income was RMB4.93 billion in 2005, representing an increase of 9.7% from 2004. Net income per share increased 8.3%, from RMB0.36 in 2004 to RMB0.39 in 2005.

Impact of Differences between HKFRS and US GAAP

In addition to the above management discussion and analysis of our results of the operation under HKFRS between the years ended December 31, 2005 and 2004, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with US GAAP, we believe there are no material differences between HKFRS and US GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2005 and 2004. Our combined revenue under US GAAP increased from RMB79.39 billion in 2004, to RMB87.25 billion in 2005, representing an increase of 9.9%. Our net income under US GAAP increased from RMB4.71 billion in 2004 to RMB5.01 billion in 2005, representing an increase of 6.4%. See also Note 37 to the consolidated financial statements for a more detailed summary of all significant accounting differences between HKFRS and US GAAP that are relevant to us.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our results of operations in 2004 were materially affected by our acquisitions of Unicom New World effective December 31, 2003. In particular, our revenue and costs and expenses increased significantly in 2004, which was primarily due to the inclusion of the results of operations of Unicom New World. By comparison, our results in 2003 did not include the results of operations of Unicom New World. As a result, our results of operations in 2004 are not directly comparable with those in prior years. See “- Acquisitions of Unicom New Century, Unicom New World and Unicom International and Sale of Guoxin Paging” above. See also “A. The History and Development of the Company - Acquisitions of Unicom New Century and Unicom New World and Sale of Guoxin Paging” under Item 4 above.

In 2004, our revenue continued to increase, by 17.8% from RMB67.15 billion in 2003 to RMB79.09 billion in 2004. This growth was principally due to the strong growth of our CDMA cellular business and continued growth of our GSM cellular business, as well as the inclusion of revenue attributable to Unicom New World, which we acquired effective December 31, 2003. Our cellular businesses continued to increase in their percentage contribution to our overall business. Our long distance, data and Internet businesses decreased in terms of revenues and in their contribution to our business.

Due to factors discussed below, in 2004 our costs and expenses grew 19.1%. As a result, our income before income tax increased by 4.4% to RMB6.47 billion, while our income before income tax margin decreased to 8.2%, as compared with 9.2% in 2003. Segment income before taxation margin in our GSM cellular business decreased from 17.3% in 2003 to 14.3% in 2004. In our long distance and data and Internet businesses, segment income before income tax decreased 68.0% in 2004 and segment income before taxation margin decreased to 4.8% in 2004 from 15.8% in 2003.

Our net income in 2004 increased by 5.3% to RMB4.49 billion, for reasons discussed below.

Revenue

Revenue from our GSM cellular business grew steadily in 2004 and continued to generate a majority of our total revenue, while revenue from our CDMA cellular business sustained fast growth in 2004, significantly increasing its share of our total revenue for the year. Our CDMA cellular business, introduced in January 2002, generated RMB26.05 billion in revenue in 2004, contributing 66.9% of our total revenue growth in that year. Revenues from our GSM and CDMA cellular businesses represented 93.0% of our total revenue in 2004, as compared with 88.3% in 2003. The share of revenue from the CDMA cellular business in our total revenue increased from 26.9% in 2003 to 32.9% in 2004, while the share of revenue from the GSM cellular business in our total revenue decreased from 61.4% in 2003 to 60.1% in 2004. Revenues from our long distance and data and Internet businesses slightly decreased from RMB5,733 million in 2003 to RMB5,528 million in 2004. Revenues from our long distance business and our data and Internet businesses represented 2.3% and 4.6%, respectively, of our total revenue in 2004, as compared with 3.4% and 5.1%, respectively, in 2003. The growth in our total revenue, however, was partially offset by the sale of our paging business, effective December 31, 2003. We believe the changes in our revenue composition reflect our focus on the development of our cellular businesses.

Cellular Revenue

For the reasons discussed below, revenues from our GSM and CDMA cellular businesses (including revenues from sales of telecommunications products) together increased by 24.1%, from RMB59.26 billion in 2003 to RMB73.56 billion in 2004.

GSM Cellular Business  Revenue from our GSM cellular business increased by 15.3%, from RMB41.20 billion in 2003 to RMB47.51 billion in 2004, primarily due to the continued increase in the total number of our total GSM cellular subscribers as a result of organic subscriber growth and the effect of our acquisition of Unicom New World. The total number of our GSM cellular subscribers increased by 31.8%, from 63.92 million as of December 31, 2003 to 84.27 million as of December 31, 2004. As a result of continuing cellular penetration expansion, an increase in the proportion of low-usage subscribers among new subscribers, an increased number of pre-paid subscribers, and increasing market competition negatively affecting effective pricing, ARPU from the GSM cellular business declined 12.9%, from RMB56.7 in 2003 to RMB49.4 in 2004.

The table below sets forth the revenue composition of our GSM cellular business and each revenue item’s respective share of total GSM revenue in the years ended December 31, 2002, 2003 and 2004.

	2002 (Restated)		2003 (Restated)		2004 (Restated)
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total
Revenue	27,927	100.0%	41,201	100.0%	47,513	100.0%
Service Revenue	27,890	99.9%	41,153	99.9%	47,509	100.0%
Usage Fee	20,275	72.6%	29,072	70.6%	31,997	67.3%
Monthly Fee	4,169	14.9%	7,042	17.1%	6,922	14.6%
Interconnection Revenue	1,710	6.1%	1,927	4.7%	2,614	5.5%
Others	1,736	6.3%	3,112	7.5%	5,976	12.6%
Sales of Telecommunications Products	37	0.1%	48	0.1%	4	0.0%

Due to the growth in total usage of our GSM cellular services (including the effects of our acquisition of Unicom New World) and the increasing proportion of pre-paid cellular subscribers (who do not pay monthly fees), usage fees for GSM cellular services increased by 10.1% from RMB29.07 billion in 2003 to RMB32.00 billion in 2004, and represented 67.4% of total GSM service revenue as compared with 70.6% in 2003. For the same reasons, monthly fees decreased by 1.7%, from RMB7.04 billion in 2003 to RMB6.92 billion in 2004, and represented 14.6% of total GSM service revenue as compared with 17.1% in 2003. Interconnection revenue increased by 35.7% from RMB1.93 billion in 2003 to RMB2.61 billion in 2004, and represented 5.5% of total service revenue as compared with 4.7% in 2003.

While continuing to meet the diverse needs of our customers in the mass market, our GSM cellular business aims to actively pursue mid- to high-end customers through the development and promotion of value-added services. Revenue from our GSM value-added cellular services increased 134.8%, from RMB2.07 billion in 2003 to RMB4.86 billion in 2004. Its share of total GSM service revenue more than doubled from 5.0% in 2003 to 10.2% in 2004. Of the total revenue from GSM value-added cellular services, revenue from short messaging services increased 103.6% from RMB1.37 billion in 2003 to RMB2.79 billion in 2004, and its share of total GSM service revenue grew from 3.3% in 2003 to 5.9% in 2004. Revenue from value-added services contributed significantly to the increase of our total GSM cellular revenue and, we believe, will continue to enhance our competitiveness in this business.

CDMA Cellular Business. Since we launched CDMA cellular services in 2002, our CDMA subscriber base has expanded rapidly as the market became more familiar with our CDMA services. In 2004, the growth in our CDMA subscriber base greatly boosted revenue from the CDMA cellular business. Revenue from our CDMA cellular business reached RMB26.05 billion in 2004, a 44.2% increase over RMB18.06 billion in 2003. This increase was primarily due to the rapid expansion of our CDMA cellular business as well as the effect of including revenue attributable to Unicom New World, which we acquired effective December 31, 2003. Our CDMA marketing strategy, which seeks to differentiate our CDMA services from our GSM services, has resulted in a rapid increase in the CDMA subscriber base, while successfully positioning the CDMA business in the marketplace as “enterprise, infotainment, health-conscious and trendy” services. ARPU for our CDMA cellular business reached RMB85.3 in 2004, more than 72.7% higher than the ARPU of RMB49.4 for GSM cellular services.

The table below sets forth the revenue composition of our CDMA cellular business and each revenue item’s respective share of total CDMA revenue for the years ended December 31, 2002, 2003 and 2004.

	2002 (Restated)		2003 (Restated)		2004 (Restated)
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total
Revenue	3,496	100.0%	18,063	100.0%	26,046	100.0%
Service Revenue	3,222	92.2%	16,667	92.3%	24,378	93.6%
Usage Fee	2,231	63.8%	11,672	64.6%	16,165	62.1%
Monthly Fee	713	20.4%	3,488	19.3%	4,638	17.8%
Interconnection Revenue	184	5.3%	608	3.4%	927	3.6%
Others	94	2.7%	899	5.0%	2,648	10.1%
Sales of Telecommunications Products	274	7.8%	1,396	7.7%	1,668	6.4%

CDMA usage fees increased by 38.5% from RMB11.67 billion in 2003 to RMB16.17 billion in 2004, and represented 66.3% of total CDMA service revenue as compared with 70.0% in 2003. Monthly fees increased by 33.0%, from RMB3.49 billion in 2003 to RMB4.64 billion in 2004, and represented 19.0% of total CDMA service revenue as compared with 20.9% in 2003. Interconnection revenue increased by 52.5% from RMB0.61 billion in 2003 to RMB0.93 billion in 2004, and represented 3.8% of total service revenue as compared with 3.6% in 2003.

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

Paging Revenue

We sold our paging business to Unicom Group, effective December 31, 2003, and therefore did not have revenue from the paging business in 2004. See “—Acquisitions of Unicom New Century, Unicom New World and Unicom International and Sale of Guoxin Paging” above. See also “A. The History and Development of the Company—Acquisitions of Unicom New Century and Unicom New World and Sale of Guoxin Paging” under Item 4 above.

Costs and Expenses

Costs and expenses in 2004 were RMB72.62 billion, representing an increase of 19.1% over 2003, which was greater than the 17.8% growth in revenue for the same period. As discussed below, a 71.3% increase in leased lines and network capacities expenses, a 27.9% increase in selling and marketing expenses, a 16.2% increase in depreciation and amortization expenses and a 27.0% increase in interconnection charges were the primary factors in the increase in costs and expenses. Due to the rapid expansion of our CDMA business, selling and marketing expenses (which include the amortized portion of deferred customer acquisition costs under special promotional packages with certain CDMA contractual subscribers) and leased lines and network capacities expenses (which include the expenses from the CDMA network leases) increased faster than our revenue in 2004. As our various business segments continued to develop, interconnection charges also increased faster than our revenue in 2004 since the interconnection rates remain unchanged while our effective tariffs have been declining due to continued price competition. In addition, depreciation and amortization expenses increased primarily due to the expansion of the scale of our fixed assets. Our costs and expenses as a percentage of total revenue increased to 91.8% in 2004, as compared with 90.8% in 2003. Since late 2004, we have emphasized the business strategy of “effective growth”, i.e., profit-driven growth, and will continue to focus on cost control and optimization of our expense structure in order to ensure continued growth in earnings.

The table below illustrates the major expense items from 2002, 2003 and 2004 and their respective shares of total revenue.

	For the year ended December 31,
	2002 (Restated)		2003 (Restated)		2004 (Restated)
	RMB in million	% of Total Revenue	RMB in million	% of Total Revenue	RMB in million	% of Total Revenue
Costs and expenses	33,932	84.3%	60,956	90.8%	72,616	91.8%
Leased lines and network capacities	1,583	3.9%	4,320	6.4%	7,398	9.4%
Interconnection charges	3,230	8.0%	5,921	8.8%	7,517	9.5%
Depreciation and amortization	11,256	28.0%	16,359	24.4%	19,011	24.0%
Employee benefit expenses	3,335	8.3%	4,596	6.8%	4,615	5.8%
Selling and marketing	5,986	14.9%	15,264	22.7%	19,523	24.7%
General, administrative and other expenses	5,632	14.0%	9,139	13.7%	10,500	13.3%
Include: Impairment loss and assets write-off of the Paging Business	116	0.3%	557	0.8%	—	0.0%
Cost of telecommunications products sold	1,890	4.7%	2,939	4.4%	2,563	3.2%
Loss on sale of discontinued operation (Guoxin Paging)	—	0.0%	663	1.0%	—	0.0%
Finance costs	1,496	3.7%	1,946	2.9%	1,696	2.1%
Interest income	-470	-1.2%	-173	-0.3%	-103	-0.1%
Other gains, net	-6	0.0%	-18	0.0%	-104	-0.1%

Leased Lines and Network Capacities. With the significant increase in our CDMA subscribers, the lease expense for CDMA network capacities increased by 87.4%, from RMB3.52 billion in 2003 to RMB6.59 billion in 2004. In addition, the effect of including leased line expenses for transmission lines used by Unicom New World we acquired effective December 31, 2003 also contributed to the increase in our leased line expenses. As result, the aggregate amount of our leased line expenses and network capacity lease expenses increased to RMB7.40 billion, representing an increase of 71.3% from RMB4.32 billion in 2003. Leased lines and network capacities expenses as a percentage of total revenue rose from 6.4% in 2003 to 9.4% in 2004.

Interconnection Charges. Interconnection charges reached RMB7.52 billion in 2004, representing an increase of 27.0% from 2003, primarily due to the increase in interconnection traffic volume as a result of the development of our GSM and CDMA cellular business and long distance, data and Internet businesses, as well as the effect of including interconnection expenses of Unicom New World, which we acquired effective December 31, 2003. Interconnection charges for our CDMA cellular business increased by 65.9%. Interconnection charges increased by 17.8% for our GSM cellular business. Interconnection charges for long distance, data and Internet business increased by 23.6%. As our various business segments continued to develop, interconnection charges as a percentage of total revenue also increased from 8.8% in 2003 to 9.5% in 2004.

Depreciation and Amortization. Depreciation and amortization expenses increased by 16.2% to RMB19.01 billion in 2004, a lower growth rate than the growth in revenue. The increase in depreciation and amortization expenses resulted from expanded network capacity, the expansion of assets scale and the effect of including depreciation expenses attributable to Unicom New World, which we acquired on December 31, 2003. Depreciation and amortization expenses as a percentage of total revenue decreased slightly from 24.4% in 2003 to 24.0% in 2004.

Employee Benefit Expenses. As of the end of 2004, we had 39,589 employees, an increase of 2.2% from 38,728 at the end of 2003 (including employees in the nine provinces, autonomous regions and municipalities we acquired through Unicom New World at the end of 2003). Our employee benefit expenses slightly increased from RMB4.60 billion in 2003 to RMB4.62 billion in 2004. Its share as a percentage of total revenue dropped from 6.8% in 2003 to 5.8% in 2004. In order to align the interest of our employees with that of our shareholders, we have set up an employee share option scheme and granted options to qualified employees. During 2003 and 2004, total share options involving 105,956,000 and 113,322,000 shares in our company were granted under the share option scheme respectively.

Selling and Marketing. Our major selling and marketing expenses included commissions, promotion and advertising expenses and amortization of customer acquisition costs of contractual CDMA subscribers. Selling and marketing expenses totaled RMB19.52 billion in 2004, an increase of 27.9% from 2003. Amortization of CDMA subscribers acquisition costs in 2004 were RMB6.12 billion, an increase of 4.9% from 2003. The balance of unamortized deferred CDMA subscriber acquisition costs increased from RMB4.04 billion as of the end of 2003 to RMB4.75 billion as of the end of 2004 primarily due to continued offering of CDMA handset promotion packages as a result of intense competitive pressure. Due to the continued growth in the subscriber base of our various business segments (including the effect of our acquisition of Unicom New World), the commissions to distributors and sales agents rose to RMB9.91 billion, an increase of 35.9%. Promotion and advertising expenses were RMB2.37 billion, an increase of 16.2%. Selling and marketing expenses as a percentage of revenue increased from 22.7% in 2003 to 24.7% in 2004.

General, Administrative and Other Expenses. Our general, administrative and other expenses were RMB10.50 billion in 2004, representing an increase of 14.9% from RMB9.14 billion in 2003. General, administrative and other expenses as a percentage of total revenue decreased slightly from 13.7% in 2003 to 13.3% in 2004. In 2004, the provision for doubtful debts was RMB2.19 billion, an increase of 25.1% from 2003. Provision for doubtful debts as a percentage of service revenue increased slightly from 2.6% in 2003 to 2.8% in 2004. This has also contributed to the increase in our general, administrative and other expenses.

Cost of Telecommunications Products Sold. The cost of telecommunication products sold decreased by 12.9% from RMB2.94 billion in 2003 to RMB2.56 billion in 2004. The share of cost of telecommunications products sold as a percentage of revenue decreased from 4.4% in 2003 to 3.2% in 2004.

Interest Income and Finance Costs. Our interest income decreased from RMB0.17 billion in 2003 to RMB0.10 billion in 2004, mainly resulting from a reduction in our cash and cash equivalents. Our finance costs decreased from RMB1.95 billion in 2003 to RMB1.70 billion in 2004, primarily due to an effective reduction in interest expenses as a result of our borrowing of syndicated loans to repay the long-term bank loans. The above factors resulted in net finance costs of RMB1.59 billion in 2004, a decrease of 10.1% from the net finance costs of RMB1.77 billion in 2003.

Segment income (loss) before income tax

In 2004, our revenue increased by 17.8%, while our costs and expenses increased by 19.1%. As a result, our income before income tax reached RMB6.47 billion, an increase of 4.4% from 2003, and our income before taxation margin decreased from 9.2% in 2003 to 8.2% in 2004.

GSM Cellular Business. In our GSM cellular business, segment income before income tax was RMB6.83 billion in 2004, which is a decrease of 4.1% from 2003. The decrease in the segment income before income tax of our GSM cellular business mainly reflects the 12.3% decline in the ARPU for our GSM cellular business, which was partially offset by the 6.5% increase in the average monthly MOU per subscriber. The decrease in ARPU resulted from intense competition with our main competitor as well as the “Little Smart” services. In addition, while there was a net addition of 11.70 million subscribers to our GSM services in 2004, a sizable number of subscribers terminated their GSM services with us, contributing to significant increase in our marketing cost. Our segment income before taxation margin in the GSM cellular business decreased from 17.3% in 2003 to 14.3% in 2004.

CDMA Cellular Business. We incurred a segment loss before income tax of RMB0.56 billion in 2004 for our CDMA business as compared with the segment loss before income tax of RMB0.30 billion in 2003. The increase of segment loss before income tax of our CDMA cellular business was primarily due to the 32.2% decrease in ARPU as a result of intense competition, the significant increase in lease expenses for our CDMA network capacities as a result of the growth of our customer base, the continued high level of marketing expenses and the significant increase in interconnection charges. After taking into consideration of the improper accounting recordings and errors we identified in our Jiangxi and Xinjiang branches as described in Item 15 “Controls and procedures”, the segment losses before income tax of our CDMA business for 2004 and 2003 would have been RMB0.44 billion and RMB0.41 billion, respectively.

Long Distance Business. In our long distance business, segment income before income tax decreased 23.5%, from RMB0.65 billion in 2003 to RMB0.50 billion in 2004, primarily because of reduced tariff level as a result of increased competition and a reduction in the interconnection revenue after we acquired Unicom New World in December 2003. As a result, the segment income before taxation margin in our long distance business decreased from 20.5% in 2003 to 15.9% in 2004.

Data and Internet Business. In our data and Internet businesses, we had a segment loss before income tax of RMB0.07 billion in 2004, compared with segment income before income tax of RMB0.68 billion in 2003. This change was primarily due to reduced tariff level as a result of increased competition.

Net Income

Income Tax. Our income tax increased to RMB1.98 billion in 2004, an increase of 2.5% from 2003. Our effective tax rates in 2003 and 2004 were 31.1% and 30.6%, respectively. The lower effective tax rate in 2004, as compared with 2003, was mainly due to write-off of previously recognized deferred tax assets of Guoxin Paging after the sale of Guoxin Paging in 2003.

Net Income. For reasons analyzed in the above discussion, our net income was RMB4.49 billion in 2004, representing an increase of 5.3% from 2003. Net income per share increased 5.9%, from RMB0.34 in 2003 to RMB0.36 in 2004.

Impact of Differences between HKFRS and US GAAP

In addition to the above management discussion and analysis of our results of the operation under HKFRS between the years ended December 31, 2004 and 2003, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with US GAAP, we believe the following significant accounting differences between HKFRS and US GAAP would have a significant impact on our management discussion and analysis of the results of our operation between the years ended December 31, 2004 and 2003.

Under HKFRS, the acquisitions of Unicom International in September 2004 and of Unicom New World on December 31, 2003 have been accounted for under the purchase method. Accordingly, the acquired results of operations have been incorporated into our operating results only from the date of the acquisition. In contrast, under US GAAP, our acquisitions of Unicom International and Unicom New World have been accounted for as a transfer of businesses under common control. Under this method, the acquired assets and liabilities have been accounted for at historical cost under US GAAP and the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if Unicom International and Unicom New World had always been part of our company.

Under HKFRS, the sale of Guoxin Paging to the Unicom Group is accounted for as a sale of discontinued operation. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of December 31, 2003 was recorded as a loss on sale of discontinued operation in our consolidated income statement for the year ended December 31, 2003. The operating results of Guoxin Paging from January 1, 2003 to the effective date of the sale of Guoxin Paging were included in our consolidated income statement for the year ended December 31, 2003. Under US GAAP, the sale of Guoxin Paging is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value. In addition, under US GAAP, the results of operations of a component or segment of an entity that has been disposed of should be reported in discontinued operations as a separate component of income, separately from continuing operations, in the period in which the disposal occurred and in prior periods. Accordingly, all the operating results of Guoxin Paging have been grouped into and reported in the income statement as “Discontinued operation — Loss from discontinued operation” under US GAAP.

Other than the above, there are no major material differences between HKFRS and US GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2004 and 2003. Taking into account the operating results of the acquired business and the disposed business, our combined revenue under US GAAP increased from RMB71.98 billion in 2003, to RMB79.39 billion in 2004, representing an increase of 10.3%. Our net income under US GAAP decreased from RMB4.74 billion in 2003 to RMB4.71 billion in 2004, representing a decrease of 0.5%. See also Note 37 to the consolidated financial statements for a more detailed summary of all significant accounting differences between HKFRS and US GAAP that are relevant to us.

Liquidity and Capital Resources

Working Capital and Cash Flows

As of the end of 2005, we had RMB5.47 billion of cash and cash equivalents and RMB0.28 billion of short-term bank deposits. As of the end of 2005, we had working capital deficit (current assets minus current liabilities) of RMB35.59 billion, compared to working capital deficit of RMB28.88 billion at the end of 2004. The decrease in working capital resulted primarily from the issuance of RMB10.0 billion short-term bonds in 2005, which was partially offset by the decrease in current portion of long-term bank loans. In view of our credit worthiness and the current availability of funds in China and Hong Kong, we believe that we will have access to debt and equity financing, in particular bank financing in the PRC and elsewhere, which together with net cash inflows from operations will be sufficient to fund our capital and liquidity needs.

The following table sets forth cash inflows and outflows in 2003, 2004 and 2005.

	For the year ended December 31,
	2003	2004	2005
	(RMB in millions)
Net cash inflows from operating activities	22,565	23,819	30,804
Net cash outflows from investing activities	(19,051)	(18,958)	(16,748)
Net cash inflows before financing activities	3,514	4,861	14,056
Net cash outflows from financing activities	(8,778)	(9,401)	(13,213)
Net (decrease)/increase in cash and cash equivalents	(5,264)	(4,540)	843

Net cash inflows from operating activities increased by 29.3%, from RMB23.82 billion in 2004 to RMB30.80 billion, mainly reflecting the growth in our business.

Net cash outflows from investing activities were RMB16.75 billion in 2005, compared to RMB18.96 billion in 2004. This decrease in net cash outflows from investing activities in 2005 primarily resulted from our effort to control capital investment and reduce investment cost.

Net cash outflows from financing activities were RMB13.21 billion in 2005, an increase of 40.6% from the outflow of RMB9.40 billion in 2004, resulting primarily from an increase in repayment of short-term bank loans, from RMB12.27 billion in 2004 to RMB20.10 billion in 2005 as we attempted to further optimize our debt structure.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, assets, short-term and long-term debt, equity as well as debt-to-assets and debt-to-equity ratios as of the end of 2003, 2004 and 2005.

	As of December 31,
	2003(Restated)	2004(Restated)	2005
	(RMB in millions, except percentages)
Cash and cash equivalent and short-term bank deposits	10,133	5,317	5,754
Total assets	152,870	149,038	142,630
Short-term debt	18,173	20,015	22,035
Long-term debt	36,213	26,137	11,982
Shareholders’ equity	69,052	72,442	76,287
Debt-to-assets ratio(1)	44.1%	38.9%	30.8%
Debt-to-equity ratio(2)	78.8%	63.7%	44.6%

_____________________

(1)             Debt-to-assets ratio = (long term debt + short term interest bearing debt)/(long term debt + short term interest bearing debt + shareholders’ equity).

(2)             Debt-to-equity ratio = (long term debt + short term interest bearing debt)/shareholders’ equity.

Our debt-to-assets ratio decreased from 38.9% at the end of 2004 to 30.8% at the end of 2005. Our debt-to-equity ratio decreased from 63.7% at the end of 2004 to 44.6% at the end of 2005. The sum of our long-term and short-term interest bearing debt exceeded the amount of our cash and cash equivalents and short-term bank deposits by RMB28.3 billion as of December 31, 2005. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs.

Outstanding short-term and long-term bank loans, denominated in RMB or the U.S. dollar, decreased from RMB46.15 billion at the end of 2004 to RMB34.02 billion at the end of 2005 primarily due to our efforts to optimize our debt structure by paying off bank loans that have become due. Our long-term bank loans generally bear floating interest rates that ranged from US$ LIBOR plus 0.28% to 0.44% per annum in 2005 with maturity through 2010. The loan agreements do not include financial performance or other covenants which materially restrict our operations or those of CUCL, our principal operating subsidiary in China. As of December 31, 2005, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.

We finance a significant portion of our business operations and capital expenditures with short-term and long-term debt. We have established and maintained high credit ratings among PRC financial institutions. In view of our creditworthiness and the current availability of funds in China, we believe that we are able to continue to obtain sufficient financing from PRC financial institutions. If, however, we are unable to roll over, extend or refinance in a timely manner a significant amount of our short-term borrowings, we may be unable to meet our debt service and other obligations.

Our long-term debt has declined in recent years, while the level of our short-term debt has been generally stable. In order to further rationalize our debt structure and reduce our interest expense, we will continue to finance a portion of our business operations and capital expenditures through short-term borrowings. Our liquidity in the future will primarily depend on our ability to maintain adequate cash inflow from operations and obtain adequate external financing to meet our debt service obligations and planned capital expenditures. Our operating cash flows could be adversely affected by numerous factors beyond our control, including but not limited to changes in telecommunication tariffs, decreased demand for our telecommunication services and further intensified competition. Our ability to obtain external financing also depends on numerous factors, including but not limited to our financial condition and creditworthiness as well as our relationship with lenders. See “D. Risk Factors — Risks Relating to Our Business — We may be unable to fund our capital expenditure and debt service requirements, which may adversely affect our financial condition and growth prospects.” under Item 3.

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

In July 2005, CUCL completed an offering of two tranches of short-term bonds in the PRC interbank debenture market. The first tranche of the bonds was issued for an aggregate amount of RMB9.0 billion with a maturity period of 365 days. The second tranche of the bonds was issued for an aggregate amount of RMB1.0 billion with a maturity period of 180 days. The effective interest rate as at December 31, 2005 was 2.89%.

In June 2006, CUCL applied to the People’s Bank of China, or the PBOC, for an offering of short-term commercial paper, with term of repayment not exceeding 365 days and the total cumulative outstanding amount not exceeding 40% of the net assets of CUCL as set out in the most recent audited financial statements of CUCL. Such offering can be made at any time within one year after the completion of registration of the application with the PBOC.

Contractual Obligations and Commercial Commitments

The following tables set forth the amount of our outstanding contractual cash obligations as of December 31, 2005.

	Payments Due by Period (RMB in millions)
Contractual Obligations	Total	Due in 2006	Due in 2007	Due in 2008	Due in 2009	Due in 2010	Due after 2010
Long-term bank loans(1)	17,127	5,145	6,138	3,502	353	1,989	—
Finance lease obligations(2)	566	421	144	1	—	—	—
Interest payment obligations on bank loans	812	565	153	59	30	5	—
Capital commitments(3)	4,209	4,209
Operating leases(3)
CDMA network capacity leasing arrangement(4)	7,132	7,132
Others	3,934	747	597	511	476	435	1,168
Other commitments(3)(5)	1,232	1,232
Total obligations	34,978	19,445	7,021	4,062	853	2,429	1,168

____________________

(1)             See Note 15 “Long-term Bank Loans” to our consolidated financial statements.

(2)             See Note 16 “Obligations Under Finance Leases” to our consolidated financial statements.

(3)             See Note 33 “Contingencies and Commitments” to our consolidated financial statements.

(4)             We entered into the CDMA network capacity leasing arrangement with Unicom Group and its subsidiary Unicom New Horizon by our wholly-owned subsidiaries, CUCL (including Unicom New Century, which was merged into CUCL on July 20, 2004, and Unicom New World, which was merged into CUCL on September 1, 2005) in our cellular service areas. See Note 33.2 “Contingencies and Commitments — Operating Lease Commitment” to our consolidated financial statements for details.

(5)             Other commitments represented our commitment to purchase CDMA handsets from vendors. See Note 33.3 “Contingencies and Commitments — Commitment to purchase CDMA handsets” to our consolidated financial statements for details.

Off-balance Sheet Arrangements

As of December 31, 2005, except for the operating lease for CDMA network capacity set forth above in “— Contractual Obligations and Commercial Commitments”, we did not have any other off-balance sheet arrangements.

We operate our CDMA cellular business based on the CDMA network capacity we have leased from Unicom New Horizon, a wholly-owned subsidiary of Unicom Group. Such CDMA network capacity leasing arrangement is important to us in respect of our liquidity, capital resources, market risk support and credit risk support. The details of the CDMA network capacity leasing arrangement are described in “B. Business Overview — Cellular Services — CDMA Cellular Services — Our Lease of CDMA Networks from Unicom Group” under Item 4; “Critical Accounting Policies — Lease of CDMA Network Capacity” under Item 5;  “B. Related Party Transactions — Leasing of CDMA Network Capacity” under Item 7 and Note 4.2(b) “Leasing of CDMA Network Capacity” and Note 33.2 “Contingencies and Commitments — Operating Lease Commitments” to our consolidated financial statements. There is no known event, demand, commitment, trend or uncertainty that will or is reasonably likely to result in the termination, or material reduction in availability to us, of the CDMA network capacity lease arrangement.

Capital Expenditures

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the years ended December 31,
	2004	2005	2006
	(RMB in billions)
Cellular(1)	6.40	7.33	10.80
Long distance, data and Internet	1.34	1.18	1.47
Transmission network(2)	3.06	2.95	3.78
Others(3)	7.59	6.15	5.95
Total	18.39	17.61	22.00

_______________

(1)             The capital expenditures for 2004 onwards represent 30 provinces, municipalities and autonomous regions, including the 9 provinces and autonomous regions which we acquired at the end of 2003.

(2)             Expenditures on transmission network refer to investment in the inter-province and intra-province backbone transmission network, the local network and the access network.

(3)             Other expenditures represent investment in telecom equipment buildings, supporting systems and miscellaneous items.

Capital expenditures in 2005 totaled RMB17.61 billion. Capital expenditures attributable to the GSM cellular business, the long distance, data and Internet businesses, the transmission network and other projects were RMB7.33 billion, RMB1.18 billion, RMB2.95 billion, and RMB6.15 billion, respectively. Expenditures for other projects were mainly related to the set-up of the billing, customer service and information system, office building, construction of integrated access network and miscellaneous purchases.

Projected capital expenditures for 2006 is RMB22.00 billion, which will be used primarily for improving and upgrading the GSM networks and for billing systems, customer services and information technology system.

We expect to fund our capital expenditure needs through a combination of cash generated from operating activities, short-term and long-term borrowings and other debt and equity financing. See “D. Risk Factors — Risks Relating to Our Business — We may be unable to fund our capital expenditure and debt service requirements, which may adversely affect our financial condition and growth prospects” under Item 3.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with HKFRS, which differs in certain material respects from US GAAP. Differences relate primarily to the effect of the acquisitions of Unicom New Century, Unicom New World and Unicom International and the sale of Guoxin Paging, employees’ housing benefits, revaluation of properties performed in connection with the reorganization, capacity transaction of leased lines and recognition of employee compensation costs under share options scheme. Reconciliation between HKFRS and US GAAP which affect our net income and shareholders’ equity arising from the aforementioned differences are included in Note 37 to the consolidated financial statements included in this annual report. In addition, additional disclosures on the condensed financial information under US GAAP, including condensed statements of income, changes in shareholders’ equity and cash flows information, as well as condensed balance sheets information and other additional financial information which have been restated for relevant periods presented to reflect the impact of the effects of the acquisitions of Unicom New Century, Unicom New World and Unicom International and the sale of Guoxin Paging under common control are included in Note 37 to the consolidated financial statements presented in this annual report.

Item 6. Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Chang Xiaobing	49	Chairman of the Board of Directors; Executive Director; Chief Executive Officer
Shang Bing	50	Executive Director; President
Tong Jilu	48	Executive Director; Chief Financial Officer
Li Jianguo	52	Executive Director
Yang Xiaowei	42	Executive Director; Vice President
Li Zhengmao	43	Executive Director; Vice President
Li Gang	48	Executive Director; Vice President
Zhang Junan	50	Executive Director; Vice President
Lu Jianguo	60	Non-Executive Director
Wu Jinglian	76	Independent Non-Executive Director
Shan Weijian	52	Independent Non-Executive Director
Linus Cheung Wing Lam	58	Independent Non-Executive Director
Wong Wai Ming	48	Independent Non-Executive Director

Chang Xiaobing was appointed in December 2004 as an Executive Director, Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Chang, a professor-level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received a master’s degree in business administration from Tsinghua University in 2001. He received a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining the Unicom Group, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the MII, as well as Vice President of China Telecom Group. Mr. Chang was appointed the Chairman of Unicom Group in November 2004. He also serves as the Chairman of the A Share Company and CUCL, respectively. Mr. Chang has 24 years of operational and managerial experience in the telecommunications industry in China.

Shang Bing was appointed in November 2004 as an Executive Director and President of the Company. Mr. Shang, a senior economist, graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University. He received a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. From 1986 to 1998, Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang joined Unicom Group in August 1998. From 1998 to 2001, Mr. Shang served as Deputy General Manager and General Manager of Unicom Group Liaoning Branch. Mr. Shang was appointed a Vice President of Unicom Group in March 2001 and became a Director and Vice President of Unicom Group in September 2003. Mr. Shang was appointed the President of Unicom Group in November 2004. At present, Mr. Shang is also a Director of Unicom Group, a Director and President of the A Share Company and a Director and President of CUCL. Mr. Shang has extensive management experience and knowledge in telecommunications operations.

Tong Jilu was appointed in February 2004 as an Executive Director and Chief Financial Officer of the Company. He assists the President in handling issues relating to finance. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a master’s degree in business administration from National University of Australia in 2002 and is an Executive Director of the Association of Chief Accountants and Vice Chairman of Internal Audit Association of China. From August 1989 to October 1998, he served first as a Deputy Director and later as a Director of the Finance Bureau of the Posts and Telecommunications Administration of Liaoning Province. From November 1998 to June 2000, Mr. Tong served as Deputy Director General of the Posts and Telecommunications Administration and the Posts Office of Liaoning Province. Mr. Tong joined Unicom Group in July 2000 and served as Chief Accountant of Unicom Group from July 2000 to February 2001. Since March 2001, Mr. Tong has served as Vice President of Unicom Group. He has served as a Director in the Unicom Group since September 2003 and the Chief Accounting Officer of the Unicom Group since December 2004. Mr. Tong is also a Director in the A Share Company and a Director and Vice President in CUCL. Mr. Tong has extensive experience in management of telecommunications companies and finance management of listed companies.

Li Jianguo was appointed in April 2006 as an Executive Director of the Company. She graduated from the Chemical Engineering Department of the Xiangtan University in 1982. Ms. Li is a senior economist and held leading positions in various enterprises, local governments and state ministries and committees for a significant period of time. She joined the Unicom Group in June 2000 and has been the Chairlady of the labor union of the Unicom Group since December 2001 and a Director of the Unicom Group since September 2003. Ms. Li is also a Director of CUCL and the Chairman of the board of supervisors of the A Share Company. Ms. Li has extensive experience in working for the government and enterprises and in management.

Yang Xiaowei was appointed in April 2006 as an Executive Director and Vice President of the Company. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang is a senior engineer. From December 1992 to January 2002, Mr. Yang held the positions of Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, Deputy Director of the Chongqing Telecommunications Administration Bureau and Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang joined the Unicom Group in January 2002 and served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group. He has been Vice President of the Unicom Group since December 2003 and Director of the Unicom Group since December 2004. Mr. Yang is also a Director and Vice President of CUCL. Mr. Yang has extensive experience in management and the telecommunications industry.

Li Zhengmao was appointed in April 2006 as an Executive Director and Vice President of the Company. He received a doctor’s degree in electronic engineering from the Southeast University in 1988. From 1992 to 1994, he was a Professor of the University of Electronic Science and Technology of China. Mr. Li joined the Unicom Group in August 1994 and held various positions in the Unicom Group, including Deputy Head of the Network Technology Department, Head of the Wireless Communication Department, Head of the Technology Department and Deputy Chief Engineer. From April 2000 to May 2002, he was Executive Director and Vice President of the Company. From May 2002 to December 2003, he was General Manager of the Yunnan branch of the Unicom Group. Mr. Li has been Vice President of the Unicom Group since December 2003 and has been a Director of the Unicom Group since December 2004. Mr. Li also serves as the Director and Vice President of CUCL, the Chairman of Unisk (Beijing) Information Technology Co. Ltd. and Unicom-BREW Wireless Technologies Ltd. Mr. Li has extensive experience in engineering technology and business operations.

Li Gang was appointed in April 2006 as an Executive Director and Vice President of the Company. He graduated from Beijing University of Posts and Telecommunications in 1985 and received a master’s degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li is a senior engineer and previously served as Deputy Director of the Telecommunications Division, Deputy Director of the Telecommunications Department, Deputy Director of the Rural Telephone Bureau, Deputy Director and Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as Director of the Mobile Communication Bureau. From 1999 to 2005, he served as Vice Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Ltd. and as Chairman and General Manager of Beijing Mobile Communication Co., Ltd. From 2000 to 2005, he also served as Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined the Unicom Group in December 2005 and is currently Vice President of the Unicom Group. Mr. Li is also a Director and Vice President of CUCL, the Chairman of Unicom Huasheng Communications Technology Co. Ltd. and Unicom Xin Guo Xin Communications Ltd. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

Zhang Junan was appointed in April 2006 as an Executive Director and Vice President of the Company. He graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master’s degree in business administration from National Australian University in 2002. Mr. Zhang is a senior engineer. He previously served as Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of Anhui Provincial Telecommunications Co., Ltd. Mr. Zhang joined the Unicom Group as Vice President in December 2005. Mr. Zhang also serves as a Director and Vice President of CUCL. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.

Lu Jianguo was appointed in April 2006 as a Non-Executive Director of the Company. He is an engineer. He graduated from the PLA Air Force Academy of Engineering in 1968 majoring in radio. From 1988 to 1994, he served as Director of Beijing Long Distance Call Bureau, Deputy Director-General of the Communication Department of the Posts and Telecommunications Ministry, Deputy Director of Office of State Radio Regulatory Commission. Mr. Lu served as Vice President of the Unicom Group from October 1994 to December 2005 and Director of the Unicom Group from February 2000 to December 2005 and is currently also a Director of the A Share Company. Mr. Lu is experienced in telecommunications operations and has extensive management experience.

Wu Jinglian was appointed in April 2000 as an Independent Non-Executive Director of the Company. Mr. Wu is a senior researcher at the Development Research Center of the State Council, or  DRC, and a professor at the Graduate School of the Chinese Academy of Social Sciences and China Europe International Business School. Mr. Wu graduated from Fudan University and received honorary doctoral degrees in Social Science from the University of Hong Kong and the Hong Kong Baptist University in 2005 and 2000, respectively. Mr. Wu was previously an Executive Director of the DRC and Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu has been a visiting scholar at Yale University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.

Shan Weijian was appointed in May 2003 as an Independent Non-Executive Director. Mr. Shan is a Co-Managing Partner of Newbridge Capital Limited. Mr. Shan serves on the boards of BOC Hong Kong (Holdings) Limited, TCC International Holdings Limited and Baoshan Iron and Steel Company Limited, among others. Before joining Newbridge, Mr. Shan was a Managing Director of J.P. Morgan. Prior to that, he taught at the Wharton School of Business at University of Pennsylvania. His earlier employers include the World Bank, Grahman and James, a law firm based in San Francisco, and Beijing University of International Business and Economics. Mr. Shan received a Ph.D. degree from the University of California, Berkeley.

Linus Cheung Wing Lam was appointed in May 2004 as an Independent Non-Executive Director of the Company. Before this, Mr. Cheung was Deputy Chairman of PCCW Limited. Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung is currently a member of the Chinese People’s Political Consultative Conference for the Tianjin Municipal Government. Mr Cheung received a bachelor’s degree in social science and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is an Executive Director and Chief Executive Officer of Roly International Holdings Limited and an Executive Director of Linmark. Mr. Wong is also an Independent Non-Executive Director of Lenovo Group Limited and I.T Limited. Prior to his current executive position, he was an Executive Director and Chief Executive Officer of the Sing Tao News Corporation Limited. Before joining Sing Tao News Corporation, he worked as an investment banker with more than 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor of science degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

B.            Compensation

The aggregate compensation paid by us to our directors and executive officers as a group in 2005 was approximately RMB19.21 million, including retirement and other benefits. Each of our executive directors and executive officers participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. Some of our directors also hold options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option schemes and options granted to our directors and executive officers as well as compensation for the year 2005.

C.            Board Practices

General

Pursuant to our Articles of Association, at each annual general meeting, one-third of our directors retire from office by rotation. The retiring Directors are eligible for re-election. The Board may at any time appoint a new director to fill a vacancy or as an additional director. The Board may also appoint and remove our executive officers. No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreements, except certain statutory compensation. The following table sets forth certain information concerning our current directors and former directors who served as directors in 2005.

Name	Appointment Date	Re-appointment Date	Resignation Date
Current Directors

Chang Xiaobing	December 21, 2004	May 12, 2006	—
Shang Bing	November 5, 2004	May 12, 2005	—
Tong Jilu	February 1, 2004	May 12, 2004 and May 12, 2006	—
Li Jianguo	April 1, 2006	May 12, 2006	—
Yang Xiaowei	April 1, 2006	May 12, 2006	—
Li Zhengmao	April 1, 2006	May 12, 2006	—
Li Gang	April 1, 2006	May 12, 2006	—
Zhang Junan	April 1, 2006	May 12, 2006	—
Lu Jianguo	April 1, 2006	May 12, 2006	—
Wu Jinglian	April 20, 2000	May 13, 2002, May 12, 2004 and May 12, 2005	—
Shan Weijian	May 12, 2003	May 12, 2005	—
Cheung Wing Lam, Linus	May 12, 2004	May 12, 2006	—
Wong Wai Ming	January 19, 2006	May 12, 2006	—

Former Directors

Zhao Le	—	—	July 19, 2005
Li Qiuhong	July 19, 2005	—	April 1, 2006
Lo Wing Yan, William	—	—	April 1, 2006
Ye Fengping	—	—	April 1, 2006
Liu Yunjie	—	—	April 1, 2006
Craig O. McCaw	—	—	May 12, 2005
C. James Judson(1)	—	—	May 12, 2005

(1)                  Mr. Judson was an alternate director to Mr. McCaw.

Audit Committee

The audit committee reviews and supervises our financial reporting process and internal financial controls. The duties of the audit committee include, among others:

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

•                                          reviewing the relevant reports concerning our internal controls and procedures;

•                                          pre-approving the audit and non-audit services to be provided by the external auditor, and determining whether any non-audit services would affect the independence of the auditor; and

•                                          discussing with the management the timing and procedures for the rotation of the partner of the auditing firm responsible for the audit of our company and the partner responsible for the review of audit related documents.

The Board of Directors recently approved certain amendments to the duties of the audit committee, including strengthening of responsibilities in the following areas:

•                                          supervising the internal audit department, which will directly report to the committee; and

•                                          having the right to approve the appointment or removal of the head of internal audit department.

As of May 31, 2006, the members of the audit committee are Wong Wai Ming, Chairman of the committee, Wu Jinglian, Shan Weijian and Linus Cheung Wing Lam.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of share options and other matters relating to compensation. In particular, the remuneration committee makes recommendations to the Board on executive compensation. The primary duties of the remuneration committee are to make recommendations to the Board regarding the remuneration structure of the executive directors and to determine specific remuneration packages for the executive directors on behalf of the board. The remuneration committee is also responsible for operating our employee share option scheme and any other incentive scheme as they apply to the executive directors, including determining the granting of options to executive directors. As of May 31, 2006, the members of the remuneration committee are Wu Jinglian, Chairman of the committee, Lu Jianguo and Linus Cheung Wing Lam.

D.            Employees

As of December 31, 2003, 2004 and 2005, we had 38,728, 39,589, and 53,070 employees, respectively. These employees as of December 31, 2005 are classified by function as follows:

By Function	Number of Employees	By Business Segment	Number of Employees
Management and administration	7,898	Cellular	45,931
Other general administration	9,426	GSM	29,877
Marketing and sales	15,743	CDMA	16,054
Technical, engineering and network maintenance	14,509	Long distance	2,322
Retail and customer service	2,348	Data and Internet	4,817
General support	3,146	Total	53,070
Total	53,070

As of December 31, 2005, we also employed approximately 80,000 temporary employees.

E.            Share Ownership

As of May 31, 2006, except for Mr. Li Zhengmao who holds 20,000 shares of our company, our directors and executive officers as a group do not own any shares in our company.

As of May 31, 2006, our directors and executive officers as a group hold options for 13,353,600 shares, or less than 0.1% of our issued and outstanding share capital, including the following options granted under our pre-global offering share option scheme and share option scheme:

Options granted under the share option scheme

Name	Number of Shares Covered	Expiration Date	Exercise Price	Consideration Paid	Compensation for 2005 (RMB)
Chang Xiaobing	526,000	December 20, 2010	HK$6.20	HK$1.00	4,213,000
	800,000#	February 14, 2012	HK$6.35	HK$1.00
Shang Bing	292,000	July 9, 2008	HK$6.18	HK$1.00	3,513,000
	292,000	May 20, 2009	HK$4.30	HK$1.00
	292,000	July 19, 2010	HK$5.92	HK$1.00
	128,000	December 20, 2010	HK$6.20	HK$1.00
	700,000#	February 14, 2012	HK$6.35	HK$1.00
Tong Jilu	292,000	July 9, 2008	HK$6.18	HK$1.00	2,845,000
	292,000	May 20, 2009	HK$4.30	HK$1.00
	292,000	June 21, 2010	HK$15.42	HK$1.00
	292,000	July 19, 2010	HK$5.92	HK$1.00
	500,000#	February 14, 2012	HK$6.35	HK$1.00
Li Jianguo(1)	176,000	July 9, 2008	HK$6.18	HK$1.00	—
	292,000	May 20, 2009	HK$4.30	HK$1.00
	292,000	June 21, 2010	HK$15.42	HK$1.00
	292,000	July 19, 2010	HK$5.92	HK$1.00
	500,000#	February 14, 2012	HK$6.35	HK$1.00
Yang Xiaowei(2)	122,000	July 9, 2008	HK$6.18	HK$1.00	—
	204,000	May 20, 2009	HK$4.30	HK$1.00
	292,000	July 19, 2010	HK$5.92	HK$1.00
	500,000#	February 14, 2012	HK$6.35	HK$1.00
Li Zhengmao(3)	176,000	July 9, 2008	HK$6.18	HK$1.00	—
	100,000	May 20, 2009	HK$4.30	HK$1.00
	292,000	July 19, 2010	HK$5.92	HK$1.00
	500,000#	February 14, 2012	HK$6.35	HK$1.00

Name	Number of Shares Covered	Expiration Date	Exercise Price	Consideration Paid	Compensation for 2005 (RMB)
Li Gang(4)	500,000#	February 14, 2012	HK$6.35	HK$1.00	—
Zhang Junan(5)	500,000#	February 14, 2012	HK$6.35	HK$1.00	—
Lu Jianguo(6)	292,000	July 9, 2008	HK$6.18	HK$1.00	—
	292,000	May 20, 2009	HK$4.30	HK$1.00
	292,000	July 19, 2010	HK$5.92	HK$1.00
	500,000#	February 14, 2012	HK$6.35	HK$1.00
Wu Jinglian	292,000	July 9, 2008	HK$6.18	HK$1.00	316,000
	292,000	May 20, 2009	HK$4.30	HK$1.00
	292,000	July 19, 2010	HK$5.92	HK$1.00
Shan Weijian	292,000	May 20, 2009	HK$4.30	HK$1.00	316,000
	292,000	July 19, 2010	HK$5.92	HK$1.00
Cheung Wing Lam, Linus	292,000	July 19, 2010	HK$5.92	HK$1.00	316,000
Wong Wai Ming(7)	—	—	—	—	—
Li Qiuhong(8)(15)	204,000	July 9, 2008	HK$6.18	HK$1.00	1,013,000
	204,000	May 20, 2009	HK$4.30	HK$1.00
	204,000	July 19, 2010	HK$5.92	HK$1.00
	280,000#	February 14, 2012	HK$6.35	HK$1.00
Zhao Le(9)(15)	136,000	July 9, 2008	HK$6.18	HK$1.00	1,226,000
	204,000	May 20, 2009	HK$4.30	HK$1.00
	272,000	July 19, 2010	HK$5.92	HK$1.00
Lo Wing Yan, William(10)(15)	88,000	May 20, 2009	HK$4.30	HK$1.00	2,877,000
	262,000	July 19, 2010	HK$5.92	HK$1.00
	280,000#	February 14, 2012	HK$6.35	HK$1.00
Ye Fengping(11)(15)	132,000	July 9, 2008	HK$6.18	HK$1.00	2,145,000
	204,000	May 20, 2009	HK$4.30	HK$1.00
	136,000	June 21, 2010	HK$15.42	HK$1.00
	262,000	July 19, 2010	HK$5.92	HK$1.00
	280,000#	February 14, 2012	HK$6.35	HK$1.00
Liu Yunjie(12)(15)	292,000	May 20, 2009	HK$4.30	HK$1.00	316,000
	292,000	July 19, 2010	HK$5.92	HK$1.00
Craig O. McCaw(13)(15)	292,000	July 9, 2008	HK$6.18	HK$1.00	114,000
	292,000	May 20, 2009	HK$4.30	HK$1.00
	292,000	July 19, 2010	HK$5.92	HK$1.00
C. James Judson(14)(15)	—	—	—	—	—

(1)             Ms. Li was appointed as Executive Director of our company on April 1, 2006.

(2)             Mr. Yang was appointed as Executive Director and Vice President of our company on April 1, 2006.

(3)             Mr. Li was appointed as Executive Director and Vice President of our company on April 1, 2006.

(4)             Mr. Li was appointed as Executive Director and Vice President of our company on April 1, 2006.

(5)             Mr. Zhang was appointed as Executive Director and Vice President of our company on April 1, 2006.

(6)             Mr. Lu was appointed as Non-Executive Director of our company on April 1, 2006.

(7)             Mr. Wong was appointed as Independent Non-Executive Director of our company on January 19, 2006.

(8)             Mr. Li was appointed as Executive Director and Vice President of our company on July 19, 2005 and resigned as Executive Director of our company on April 1, 2006.

(9)             Mr. Zhao resigned as Executive Director and Vice President of our company on July 19, 2005.

(10)       Mr. Lo resigned as Executive Director and Vice President of our company on April 1, 2006.

(11)       Mr. Ye resigned as Executive Director and Vice President of our company on April 1, 2006.

(12)       Mr. Liu resigned as Non-Executive Director of our company on April 1, 2006.

(13)       Mr. McCaw retired as Independent Non-Executive Director on May 12, 2005.

(14)       Mr. Judson was an alternate director to Mr. McCaw.

(15)       For the directors who resigned during the year 2005 or 2006, the numbers of options indicated represent the numbers of options held by the respective directors as of their dates of resignation.

#                    Granted in 2006.

Options granted under the pre-global offering share option scheme

Name	Number of Shares Covered	Expiration Date	Subscription Price	Consideration Paid
Shang Bing	204,400	June 21, 2010	HK$15.42	HK$1.00
Li Zhengmao(1)	292,600	June 21, 2010	HK$15.42	HK$1.00
Lu Jianguo(2)	292,600	June 21, 2010	HK$15.42	HK$1.00
Li Qiuhong(3)	204,400	June 21, 2010	HK$15.42	HK$1.00
Zhao Le(4)	204,400	June 21, 2010	HK$15.42	HK$1.00
Liu Yunjie(5)	292,600	June 21, 2010	HK$15.42	HK$1.00

(1)             Mr. Li was appointed as Executive Director and Vice President of our company on April 1, 2006.

(2)             Mr. Lu was appointed as Non-Executive Director of our company on April 1, 2006.

(3)             Mr. Li was appointed as Executive Director and Vice President of our company on July 19, 2005 and resigned as Executive Director on April 1, 2006.

(4)             Mr. Zhao resigned as Executive Director and Vice President of our company on July 19, 2005.

(5)             Mr. Liu resigned as Non-Executive Director of our company on April 1, 2006.

Stock Incentive Schemes

We retained a compensation consulting firm to help us design stock incentive schemes that align the interests of our management and employees with those of our shareholders and link their compensation with our operating results and share performance.

Share Option Scheme. We adopted a share option scheme on June 1, 2000 and amended the scheme on May 13, 2002. The amended scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of share options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. We plan to grant options that cover a total number of ordinary shares not exceeding 10% of the total number of our issued and outstanding shares as of May 13, 2002. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the nominal value of the shares; (ii) the closing price of the shares on the Hong Kong Stock Exchange on the grant date in respect of such option; and (iii) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the grant date. As of May 31, 2006, 413,802,000 options granted by us were outstanding and held by 12 directors and 2,900 of our employees. As of May 31, 2006, 10,714,000 options with an exercise price of HK$6.18, 18,631,200 options with an exercise price of HK$4.3, 154,000 options with an exercise price of HK$4.65 and 2,920,000 options with an exercise price of HK$5.92 had been exercised.

Pre-Global Offering Share Option Scheme. We also adopted a pre-global offering share option scheme on June 1, 2000. As of May 31, 2006, 24,309,600 options granted by us were outstanding and held by 3 directors and approximately 250 of our employees. We do not expect to grant further options under this scheme. On May 13, 2002, this scheme was amended along with the amendment of the share option scheme described above. The amended terms of the pre-global offering share option scheme are substantially the same as the share option scheme, except for the following:

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

As of May 31, 2006, no options granted under this scheme had been exercised.

Item 7. Major Shareholders and Related Party Transactions

A.            Major Shareholders

As of May 31, 2006, our controlling shareholder, Unicom Group, through its 17.90% direct interest in Unicom BVI, and its majority-owned subsidiary, China United Telecommunications Corporation Limited, which in turn holds 82.10% of Unicom BVI, beneficially owned 6,590,546,000 shares of Unicom, or 52.36% of our total outstanding shares. See “A. History and Development of the Company” under Item 4 above. Unicom Group’s shares are held by the SASAC and a group of thirteen companies, most of which are state-owned enterprises in China. Shares beneficially owned by Unicom Group do not carry voting rights different from our other issued shares.

As of May 31, 2006, most of our record shareholders were located outside of the United States. In addition, as of May 31, 2006, there were approximately 26 million ADSs outstanding, each representing 10 shares and together representing 2.1% of our total outstanding shares or 4.3% of our total outstanding shares not held by our controlling shareholder.

B.            Related Party Transactions

Principal transactions between us and our controlling shareholder, Unicom Group, include the following categories:

•                                          leasing of CDMA network capacity by us from Unicom Group and related interconnection and roaming arrangements;

•                                          provision of ongoing telecommunications and ancillary services and premises;

•                                          agreements relating to the acquisition of Unicom International from Unicom Group;

•                                          agreements relating to the acquisition of Unicom New World from Unicom Group and the sale of Guoxin Paging to Unicom Group;

•                                          agreements relating to the restructuring in connection with the acquisition of Unicom New Century from Unicom Group; and

•                                          agreements relating to the restructuring in connection with our initial public offering.

Leasing of CDMA Network Capacity

Old CDMA Lease

Under the Old CDMA Leases, Unicom New Horizon agreed to lease capacity on its CDMA network to each of CUCL, Unicom New Century and Unicom New World in their respective cellular service areas. In 2004, our total lease fee payment under the Old CDMA Leases was RMB6.59 billion.

Under the Old CDMA Leases, Unicom New Horizon agreed to plan, finance and construct the CDMA network, including the procurement of all equipment, and to ensure that the CDMA network was constructed in accordance with the detailed specifications and timetable agreed between Unicom New Horizon and us. All payments, costs, expenses and amounts paid or incurred by Unicom New Horizon that were directly attributable to the construction of the CDMA network form the total network construction cost, which was used in calculating the lease fee payable by us, including:

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

The Old CDMA Leases required that the network construction cost be verified and appropriate documentation provided to us or our auditors for verification. The lease fee was calculated so as to enable Unicom New Horizon to recover its total network construction cost within seven years, together with an internal rate of return of 8%.

We were responsible for the operation, management and maintenance of the CDMA network in accordance with the relevant requirements of the Old CDMA Leases and had the exclusive right to provide CDMA services in our cellular service areas. All revenue, including airtime charges, monthly subscription fees, interconnection charges, income from sales of UIM cards and handsets and other income generated from or in connection with the operation of the CDMA network belonged to us. All costs of operating and managing the CDMA network and all maintenance costs of a non-capital nature should be borne by us except that constructed capacity related costs (i.e. those costs of operating and managing the CDMA network which related directly to the constructed capacity on the CDMA network, including the rental fees for stations and base stations and related expenses including water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as maintenance costs of a non-capital nature) should be borne by us only to the extent of such part of the costs that corresponded to the proportion of capacity actually leased under the Old CDMA Leases. Such part of the Constructed Capacity Related Costs that corresponded to the proportion of capacity not actually leased under the Old CDMA Leases should be borne by Unicom New Horizon.

In addition to the capacity that we agreed to lease in the first term, subject to giving not less than 180 days’ prior notice to Unicom New Horizon, we could request to lease additional capacity. Unicom New Horizon was required to ensure that all capacity which we had so requested was supplied by the due date of delivery of the capacity, provided that, unless otherwise agreed, Unicom New Horizon would not be obliged to expand the CDMA network beyond a certain limit. We could not reduce the amount of capacity leased during the initial one-year lease term. However, subject to providing not less than 180 days’ prior written notice to or with the prior written consent of Unicom New Horizon, we could reduce the amount of capacity leased for any additional lease term, provided that we must lease all capacity which we had requested or otherwise committed to lease for at least one year following the date of delivery or renewal of the lease of such capacity.

Subject to certain exceptions, including delay caused by a force majeure event, a material breach of the Old CDMA Leases by us or compliance with applicable laws and regulations, if any capacity was not ready for operational service by the relevant delivery date, then Unicom New Horizon should be liable to provide a delay discount to us, equal to the daily lease fee in respect of the relevant capacity multiplied by the number of days of delay, which should be credited against future lease fee payments.

We had the option to purchase the CDMA network, which could be exercised at any time during the initial lease term or any additional lease term of the lease and within one year thereafter. The acquisition price would be negotiated between Unicom New Horizon and us, based on the appraised value of the CDMA network determined by an independent assets appraiser in accordance with applicable PRC laws and regulations and taking account of prevailing market conditions and other factors, provided that it would not exceed such price as would, taking into account all lease fee payments made by us to Unicom New Horizon and all delay discounts of lease fee, enable Unicom New Horizon to recover its total network construction cost, together with an internal rate of return on its investment of 8%. The exercise of the purchase option would be subject to the relevant laws, regulations and listing rules in Hong Kong and the PRC, particularly those governing connected transactions. Title to the CDMA network assets would remain vested in Unicom New Horizon until the CDMA network assets were transferred to us following exercise of the purchase option.

In consideration of our entering into the Old CDMA Leases, Unicom Group unconditionally and irrevocably guaranteed the due and punctual performance by Unicom New Horizon of its obligations under the Old CDMA Leases. Unicom Group also agreed to indemnify us for any loss suffered as a result of any defect in any of the equipment or any loss caused by any negligence, default, act or omission of Unicom New Horizon or Unicom Group under the Old CDMA Leases or in connection with the CDMA network. The aggregate liability of Unicom Group for any claim should not exceed the total amount of lease fee payments made to Unicom New Horizon and, where the purchase option had been exercised, the total purchase price paid for the CDMA network. The guarantee and indemnity provided by Unicom Group under the Old CDMA Leases would continue in force until the expiration of the relevant Old CDMA Lease.

We could terminate the Old CDMA Leases by not less than 180 days’ prior written notice, with effect from the end of any additional term. In addition, Unicom Group or we could terminate an Old CDMA Lease if the other committed any continuing or material breach of the relevant Old CDMA Leases. Unicom Group or Unicom New Horizon was not otherwise permitted to terminate the lease.

New CDMA Lease

On March 24, 2005, we entered into a new CDMA lease agreement, or New CDMA Lease, with Unicom Group and its subsidiary Unicom New Horizon to replace the Old CDMA Lease. The New CDMA Lease has an initial term of two years commencing January 1, 2005 and may be renewed at our option. The length of each renewed term shall be agreed by all parties to the New CDMA Lease.

Under the New CDMA Lease, Unicom New Horizon has agreed to lease all constructed capacity of its CDMA network to us and the lease fee for the CDMA network will be as follows:

•                                          in 2005, 29% of the audited annual service revenue generated by our CDMA cellular business, or CDMA Business Income; and

•                                          in 2006, 30% of the CDMA Business Income;

provided that the annual lease fee may not be less than a certain minimum level. The minimum lease fee for 2005 was 90% of the total amount of lease fee paid by us to Unicom New Horizon pursuant to the Old CDMA Leases for 2004. The minimum lease fee for 2006 will be 90% of the total amount of lease fee paid by us to Unicom New Horizon pursuant to the New CDMA Lease for 2005. The lease fee arrangements for any renewed term of the New CDMA Lease will be subject to negotiations among the parties to the New CDMA Lease. In 2005, our total lease fee payment under the New CDMA Lease was RMB7.92 billion.

Subject to certain exceptions, including delay caused by a force majeure event (including natural disasters, national emergencies, civil disturbances, riots, acts of terrorism, industrial disputes and other similar events beyond the control of the parties), a material breach of the New CDMA Lease by us or compliance with applicable laws and regulations, if Unicom New Horizon fails to provide any capacity of its CDMA network which affects the provision of services by us, Unicom New Horizon shall be liable to provide a discount for delay to us, calculated pursuant to the following formula:

Discount for delay	=	Number of our CDMA	x	delay period	x	ARPU of CDMA
		subscribers affected by		(number of days)		subscribers
		the delay				the number of days in
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

On March 24, 2005, we and Unicom Group entered into a comprehensive services agreement, or the New Comprehensive Services Agreement, a comprehensive operator services agreement, or the New Comprehensive Operator Services Agreement, and a premise leasing agreement, or the New Guoxin Premises Leasing Agreement, to replace the previous service arrangements between Unicom Group and us.

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

The New Comprehensive Services Agreement, which replaced the satellite transmission channel agreement, contains similar terms with respect to the lease of satellite transmission capacity. The total leasing charges for satellite transmission capacity for 2005 were approximately RMB11.79 million.

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

The New Comprehensive Services Agreement, which replaced the service agreement entered in 2000, contains similar terms with respect to the supply of international telecommunication network gateway services. Total charges for the supply of international telecommunication network gateway services in 2005 were approximately RMB19.80 million.

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

The New Comprehensive Services Agreement, which replaced the previous telephone card supply arrangements, contains similar terms with respect to the supply of telephone cards. Total charges for the supply of telephone cards for 2005 were approximately RMB0.67 billion.

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

Under the New Comprehensive Services Agreement, Unicom Group agreed to provide us comprehensive procurement services at the same rates as those applied with effect from July 1, 2004 pursuant to the November 22, 2004 amendment mentioned above. Unicom Group has also agreed to continue to agree to indemnify us for any loss caused by any negligence, default, act or omission of Unicom Group or Unicom Import and Export Co. Ltd. up to an amount equal to the total amount of agency services fees paid to Unicom Group under the New Comprehensive Services Agreement. Our total payment to Unicom Group for equipment procurement services for 2005 was approximately RMB15.79 million.

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

Under the New Comprehensive Services Agreement, interconnection settlements between Unicom Group’s networks and our networks are as follows:

With respect to cellular calls between different provinces, settlement between the cellular networks of Unicom Group and us will be made by one of the following two methods that is more favorable to us:

•                                          the cellular network from which the outgoing calls originate and the cellular network which receives the incoming calls will each retain 4% of the long distance call fee incurred and the remaining 92% of the long distance call fee will be credited to us; or

•                                          pursuant to the settlement standard stipulated in the Notice Concerning the Issue of the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454) promulgated by the MII on October 28, 2003, the cellular network from which the outgoing calls originate and the cellular network which receives the incoming calls will each retain RMB0.06 from the long distance call fee. The remaining long distance call fee will be credited to us.

For other interconnection settlement between the networks of Unicom Group and us, both parties agree to conduct settlement in accordance with the relevant provisions in the Notice Concerning the Issue of the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454) promulgated by the MII on October 28, 2003 (as amended from time to time).

In 2005, interconnection revenue and interconnection expenses derived from the new arrangements with Unicom Group were approximately RMB139.74 million and RMB16.10 million, respectively.

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

Under the New Comprehensive Services Agreement, the roaming fee arrangements between Unicom Group and us are as follows:

•                                          The cellular subscribers using roaming services will pay roaming fees at the agreed rate of RMB0.60 per minute of roaming usage for both incoming and outgoing calls based on MII guidelines.

•                                          If our cellular subscribers roam in the service areas of Unicom Group, we will be entitled to receive the roaming fees, which will be apportioned in the following way: (i) RMB0.40 (the rate for local call charges under MII guidelines) will be paid to Unicom Group; and (ii) the remaining RMB0.20 will be withheld by us; and

•                                          If the cellular subscribers of Unicom Group roam in our service areas, Unicom Group will be entitled to receive the roaming fees, which will be apportioned in the following way: (i) RMB0.56 will be paid to us; and (ii) RMB0.04 will be withheld by Unicom Group; and

•                                          If the network of a third party cellular network operator is made available to the cellular subscribers of Unicom Group pursuant to the international roaming arrangements of Unicom Group, or if the network of Unicom Group is made available to the subscribers of any third party cellular network operator pursuant to such arrangements, we will receive 50% of all roaming revenue to be received under such international roaming arrangements.

In 2005, roaming revenue and roaming expenses derived from the new arrangements with Unicom Group were approximately RMB67.78 million and approximately RMB41.80 million, respectively.

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

The New Comprehensive Services Agreement contains similar terms with respect to the leasing of transmission line capacity by us to Unicom Group. In 2005, we received from Unicom Group total leasing fees of approximately RMB25.84 million.

Supply of Cellular Subscriber Value-added Services

Prior to the sale of Guoxin Paging to Unicom Group, it provided operator-based value-added services to our cellular subscribers through its paging network, equipment and operators. Such services include the “Unicom Assistant” services. Following the sale of Guoxin Paging to Unicom Group at the end of 2003, Unicom Group has agreed to provide (through the successor company to Guoxin Paging) to us cellular subscriber value-added services pursuant to a previous comprehensive operator services agreement dated November 20, 2003. The various local branches of Guoxin Paging and us would agree on the proportion for sharing the revenue derived and actually received by us from such value-added services, provided that the agreed-upon proportion for Guoxin Paging may not be higher than the average agreed-upon proportion for independent value-added telecommunications content providers who provided value-added communications content to us in the same region. The revenue sharing proportions would be adjusted annually.

Under the New Comprehensive Operator Services Agreement, we will retain 40% of the revenue derived and actually received by us from value-added services provided to our subscribers by Unicom Group (through the successor company to Guoxin Paging) and allocate 60% of such revenue to Guoxin Paging, on the condition that such proportion for Guoxin Paging may not be higher than the average agreed-upon proportion for independent value-added telecommunications content providers who provide value-added communications content to us in the same region. In 2005, we made total payment of approximately RMB412.55 million to Unicom Group in 2005 for its supply of cellular subscriber value-added services.

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

Under the New Comprehensive Operator Services Agreement, the cost per operator seat in economically developed areas such as Beijing and Shanghai remains to be the actual cost per operator seat, while the cost per operator seat in an area other than economically developed areas will be the lower of the actual cost per operator seat in that area and the nationwide (excluding Beijing and Shanghai) average of actual cost per operator plus 10%. Other than this, the New Comprehensive Services Agreement contains similar terms with respect to the supply of customer services. In 2005, our total payment to Unicom Group for its supply of customer services was RMB562 million.

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

The New Comprehensive Operator Services Agreement contains similar terms with respect to the supply of agency services. In 2005, we paid agency fees of approximately RMB15.31 million to Unicom Group for its supply of agency services described above.

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

The terms in the New Comprehensive Services Agreement with respect to mutual provision of premises and the terms in the New Guoxin Premises Leasing Agreement with respect to our provision of premises to Guoxin Paging are similar to those in the previous agreements. The net charges for premises leased to us by Unicom Group as offset by our charges for premises leased to Unicom Group for 2005 were RMB21.06 million.

Agreements relating to the Acquisition of Unicom International from Unicom Group

In relation to the acquisition by us of Unicom International from Unicom Group, we and China Unicom (Hong Kong) Group Limited, which is a indirectly wholly-owned subsidiary of Unicom Group, entered into a conditional sale and purchase agreement, dated July 28, 2004. This agreement includes the following terms:

•                                          China Unicom (Hong Kong) Group Limited’s agreement to transfer all of its equity interest in Unicom International to us;

•                                          our agreement to pay China Unicom (Hong Kong) Group Limited a cash consideration in the amount of HK$37,159,995.77; and

•                                          warranties given by China Unicom (Hong Kong) Group Limited to us in relation to Unicom International.

Agreements relating to the Acquisition of Unicom New World from Unicom Group and the Sale of Guoxin Paging to Unicom Group

The Reorganization Agreement

In relation to the restructuring in connection with the acquisition by us of Unicom New World from Unicom Group, Unicom Group entered into a reorganization agreement with Unicom New World, dated November 4, 2003. This agreement includes the following terms:

•                                          Unicom Group’s agreement to transfer to Unicom New World the assets and liabilities attributable to the businesses as described under “A. History and Development of the Company -Acquisitions of Unicom New Century and Unicom New World and Sale of Guoxin Paging” under Item 4;

•                                          mutual warranties and indemnities given by Unicom Group and Unicom New World in relation to the assets and liabilities transferred to Unicom New World and in relation to the restructuring; and

•                                          undertakings by Unicom Group in favor of Unicom New World, including undertakings:

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

Conditional Sale and Purchase Agreement with respect to Unicom New World

In relation to the acquisition by us of Unicom New World from Unicom Group, we and Unicom BVI entered into a conditional sale and purchase agreement, dated November 20, 2003.  This agreement includes the following terms:

•                                          Unicom BVI’s agreement to transfer all of its equity interest in Unicom New World (BVI) Limited, which holds 100% of the equity interest in Unicom New World, to us;

•                                          our agreement to pay Unicom BVI a cash consideration in the amount of HK$3,014,886,000 (approximately RMB3.2 billion); and

•                                          warranties given by Unicom BVI to us in relation to Unicom New World.

Conditional Sale and Purchase Agreement with respect to Guoxin Paging

In relation to the sale by us of Guoxin Paging to Unicom Group, CUCL and the A Share Company entered into a conditional sale and purchase agreement, dated November 20, 2003. This agreement includes the following terms:

•                                          CUCL’s agreement to sell to the A Share Company, and the A Share Company’s agreement to acquire from CUCL, all of CUCL’s equity interest in Guoxin Paging;

•                                          the A Share Company’s agreement to pay CUCL a cash consideration in the amount of HK$2,590,917,656 (approximately RMB2.75 billion); and

•                                          warranties given by CUCL to the A Share Company in relation to Guoxin Paging.

Agreements relating to the Restructuring in connection with Acquisition of Unicom New Century from Unicom Group

The Reorganization Agreement

In relation to the restructuring in connection with the acquisition by us of Unicom New Century from Unicom Group, Unicom Group entered into a reorganization agreement with Unicom New Century, dated November 18, 2002. This agreement includes the following terms:

•                                          Unicom Group’s agreement to transfer to Unicom New Century the assets and liabilities attributable to the businesses as described in “A. History and Development of the Company - Acquisitions of Unicom New Century and Unicom New World and Sale of Guoxin Paging” under Item 4;

•                                          mutual warranties and indemnities given by Unicom Group and Unicom New Century in relation to the assets and liabilities transferred to Unicom New Century and in relation to the restructuring; and

•                                          undertakings by Unicom Group in favor of Unicom New Century, including undertakings:

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

Conditional Sale and Purchase Agreement

In relation to the acquisition by us of Unicom New Century from Unicom Group, we and Unicom BVI entered into a conditional sale and purchase agreement, dated November 20, 2002. This agreement includes the following terms:

•                                          Unicom BVI’s agreement to transfer all of its equity interest in Unicom New Century (BVI) Limited, which holds 100% of the equity interest in Unicom New Century, to us;

•                                          our agreement to pay Unicom BVI a cash consideration in the amount of HK$4,523,181,304 (approximately RMB4.8 billion); and

•                                          warranties given by Unicom BVI to us in relation to Unicom New Century.

Agreements Relating to the Restructuring in Connection with Our Initial Public Offering

The Reorganization Agreement

In relation to the restructuring in connection with our initial public offering, our wholly-owned subsidiary, CUCL, entered into a reorganization agreement with Unicom Group dated April 21, 2000. This agreement includes the following terms:

•                                          Unicom Group’s agreement to transfer to CUCL the assets and liabilities attributable to the businesses as described “A. History and Development of the Company - The Restructuring of Unicom Group and Our Initial Public Offering in 2000” under Item 4,

•                                          mutual warranties and indemnities given by Unicom Group and CUCL in relation to the assets and liabilities transferred to CUCL and in relation to the restructuring,

•                                          undertakings by Unicom Group in favor of CUCL, including, among others:

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

•                                          not to dispose of any of our shares it beneficially owns or to take or permit any other actions, including primary issuances of securities by us or CUCL, which would result in us or CUCL no longer constituting majority owned subsidiaries of Unicom Group; and

•                                          not to seek an overseas listing for any of its businesses or the businesses of its subsidiaries in which we are engaged or may engage in the future except through us,

•                                          an option granted by Unicom Group to us to acquire Unicom Group’s interest in any telecommunications interest such as Unicom Paging, Unicom Xingye and Unicom Group’s CDMA telephony license and business, and

•                                          a commitment by Unicom Group that it will provide continuous financial support to us when necessary.

Equity Transfer Agreement

In relation to the restructuring in connection with our initial public offering, we, Unicom Group, China Unicom (Hong Kong) Group Limited and China Unicom (BVI) Limited entered into an equity transfer agreement, dated April 21, 2000. This agreement includes the following terms:

•                                          Unicom Group’s agreement to transfer all of its equity interest in CUCL to us;

•                                          our agreement to issue shares to China Unicom (BVI) Limited, China Unicom (BVI) Limited’s agreement to issue shares to China Unicom (Hong Kong) Group Limited and China Unicom (Hong Kong) Group Limited’s agreement to issue shares to Unicom Group;

•                                          Unicom Group’s and our agreement that:

•                                          we shall be entitled to apply in Hong Kong, Macau, Taiwan and in all places outside of China for all trademarks incorporating the word Unicom in English and Chinese and the Unicom logo; and

•                                          once these trademarks have been registered, we will sublicense these trademarks to Unicom Group, CUCL, Guoxin Paging and Guoxin Paging’s subsidiaries on a royalty-free basis; and

•                                          warranties and indemnities given by Unicom Group to us in relation to CUCL.

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

C.            Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

See Item 18, “Financial Statements”.

Legal Proceedings

We are not involved in any material litigation, arbitration or administrative proceedings. So far as we are aware, we do not have any pending or threatened litigation, arbitration or administrative proceedings that is expected to have a material effect on our financial condition and results of operations.

Policy on Dividend Distribution

The objective of our dividend policy is to achieve a long-term sustainable and steadily increasing dividend, with a view to maximize our shareholders’ value. The declaration and payment of future dividends will depend upon, among other things, financial condition, business prospects, future earnings, cash flow, liquidity level and cost of capital. We believe such policy will provide our shareholders with a stable return in the long term along with the growth of our company. We may only pay dividends out of our distributable profits.

Having taken into account such factors as our financial condition, cash flow position and requirements to ensure the sustainable future growth of our business, our board of directors recommended payment of a final dividend of RMB0.11 per share for the financial year ended December 31, 2005. This represents an increase of 10.0% over the annual dividend of HK$0.10 per share for the financial year ended December 31, 2004 and a dividend payout ratio of 28.1%.

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

The high and low closing prices of our ordinary shares on the Hong Kong Stock Exchange and of our ADSs on the New York Stock Exchange since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2001	14.00	7.10	18.00	9.00
2002	8.90	4.15	11.54	5.35
2003	8.00	3.92	10.55	5.02
2004	10.20	5.20	13.18	6.78
2005	7.20	5.65	9.19	7.30
Quarterly
First Quarter, 2004	10.20	7.00	13.18	8.93
Second Quarter, 2004	7.60	5.20	9.55	6.78
Third Quarter, 2004	6.65	5.55	8.53	7.10

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Fourth Quarter, 2004	6.45	5.50	8.28	7.15
First Quarter, 2005	7.20	5.65	9.19	7.30
Second Quarter, 2005	6.65	5.90	8.42	7.61
Third Quarter, 2005	6.95	6.15	9.08	7.83
Fourth Quarter, 2005	6.65	5.90	8.55	7.54
Monthly:
January 2006	7.10	6.30	9.13	8.33
February 2006	6.95	6.20	8.89	8.03
March 2006	6.75	6.25	8.65	8.05
April 2006	6.85	6.45	8.90	8.40
May 2006	7.75	6.55	10.33	8.45
June 2006 (through June 28)	7.05	6.40	8.95	8.10

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

Directors

Material Interests and Voting

A director shall not vote (or be counted in the quorum) on any resolution of our board of directors in respect of any contract or arrangement or proposal in which he or any of his associates (as defined in the Hong Kong Stock Exchange Listing Rules) is, to his knowledge, materially interested, and if he shall do so, his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition does not apply to any contract, arrangement or other proposal for or concerning:

•                                          the giving of any security or indemnity either (i) to the director or any of his associates (as defined in the Hong Kong Stock Exchange Listing Rules) in respect of money lent or obligations incurred by him or any of them at the request of or for the benefit of Unicom or any of its subsidiaries or (ii) to a third party in respect of a debt or obligation of Unicom or any of its subsidiaries for which the director or any of his associates has himself assumed responsibility or guaranteed or secured in whole or in part;

•                                          an offer of shares or debentures or other securities of or by Unicom (or any other company which Unicom may promote or be interested in) where the director or any of his associates is a participant in the underwriting or sub-underwriting of the offer;

•                                          any other company in which the director or any of his associates is interested only, whether directly or indirectly, as an officer or shareholder or in which the director is beneficially interested in shares of that company, provided that he, together with any of his associates is not beneficially interested in 5% or more of (i) the issued shares of any class of such company (or of any third company through which such interest is derived) or (ii) the voting rights attached to such issued shares or securities (excluding for the purpose of calculating such 5% interest any indirect interest of such director or any of his associates by virtue of an interest of Unicom in such company);

•                                          the benefit of employees of Unicom or any of its subsidiaries including (i) the adoption, modification or operation of any employees share scheme under which the director or any of his associates may benefit or (ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors, their associates and employees of Unicom or any of its subsidiaries and does not provide in respect of the director or any of his associates any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

•                                          any contract or arrangement in which the director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of Unicom by virtue only of his interest in shares or debentures or other securities of Unicom.

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

The board may establish and maintain any contributory or non-contributory pension or superannuation funds for the benefit of, or give donations, gratuities, pensions, allowances or emoluments to, any persons (i) who are or were at any time in the employment or service of Unicom, or of any company which is a subsidiary of Unicom, or is allied or associated with Unicom or with any such subsidiary company, or (ii) who are or were at any time directors or officers of Unicom or of any such other company above, and holding or who have held any salaried employment or office in Unicom or such other company, and the wives, widows, families and dependants of any such persons and may make payments for or towards the insurance of any such persons. Any director holding any such employment or office is entitled to participate in, and retain for his own benefit, any such donation, gratuity, pension, allowance or emolument.

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

Rotation of Directors

At every annual general meeting, one-third of the directors for the time being, or, if the number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election. In addition, a director appointed by the board to fill in a casual vacancy or as an addition to the board shall retire at the next following general meeting and shall not be taken into account in determining the number of directors who are to retire by rotation at each annual general meeting. The retiring directors shall be eligible for re-election.

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

•                                          sub-divide our shares or any of them into shares of a smaller amount than is fixed by our Memorandum of Association, subject nevertheless to the provisions of the Companies Ordinance; and

•                                          make provision for the issue and allotment of shares which do not carry any voting rights.

C.            Material Contracts

In addition to contracts we have entered into with our controlling shareholder, Unicom Group, or its subsidiaries, as described in “Related Party Transactions” under Item 7, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:

•                                          Conditional Sale and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company, dated July 28, 2004, relating to our acquisition of Unicom International. See “A. History and Development of the Company — Acquisition of China Unicom International Limited” under Item 4.

D.            Exchange Controls

The ability of our operating subsidiaries, CUCL and Unicom New World, to satisfy their respective foreign exchange obligations and to pay dividends to us depends on existing and future exchange control regulations in China. The Renminbi is currently convertible under the current account, which includes trade and service related foreign exchange transactions. Renminbi currently cannot be converted under the capital account, which includes foreign direct investment. CUCL and Unicom New World, our wholly-owned subsidiaries that hold substantially all of our assets, are both foreign investment enterprises. The foreign investment enterprise status will allow these subsidiaries to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange. These current account transactions include payment of dividends. However, the relevant PRC government authorities may in the future limit or eliminate the authorizations for a foreign investment enterprise to retain its foreign exchange to satisfy its foreign exchange obligations or to pay dividends in the future. Furthermore, certain foreign exchange transactions of these subsidiaries under the capital account still require approvals from the State Administration for Foreign Exchange. This requirement affects our subsidiaries’ ability to obtain foreign exchange through equity financing, including by means of capital contributions from us.

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

Hong Kong

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in connection with dividends paid by us, either by withholding or otherwise, unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale  of shares and ADSs. Trading gains from the sale of shares or ADSs by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong income tax rates of 17.5% on corporations and 16.0% on individuals. Gains from sales of shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong income tax would thus arise in respect of trading gains from sales of shares or ADSs realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of 0.1% of the higher of the consideration for or the value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares. If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty.

The withdrawal of shares upon the surrender of ADRs, and the issuance of ADRs upon the deposit of shares, will also attract stamp duty at the rate described above unless such withdrawal or deposit does not result in a change in the beneficial ownership of the shares under Hong Kong law. The issuance of the ADRs upon the deposit of shares issued directly to The Bank of New York, as depositary of the ADSs, or for the account of The Bank of New York does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 became effective on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holder of the shares, whose deaths occur on or after February 11, 2006.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

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

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations. Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.

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

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

You can read and copy documents referred to in this annual report that have been filed with the U.S. Securities and Exchange Commission, or the SEC, at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

I.             Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risks

Our exposure to financial market risks relates primarily to changes in interest rates and currency exchange rates.

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates, principally as a result of our long-term loans, all of which bear variable interest rates. The original maturities of our long-term loans range from one to five years.

The People’s Bank of China has the sole authority in China to establish official interest rates for Renminbi-denominated loans. Financial institutions in China set their effective interest rates within the range established by the People’s Bank of China. The fair value of our borrowings is the same as the carrying value since all our bank loan interest are variable. Most of our bank loans are denominated in Renminbi and borrowed from domestic banks at interest rates that vary in accordance with the standard guidance interest rates announced by relevant PRC government authorities.

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

In July 2005, CUCL completed an offering of two tranches of short-term bonds in the PRC interbank debenture market. The first tranche of the bonds was issued for an aggregate amount of RMB9.0 billion with a maturity period of 365 days. The second tranche of the bonds was issued for an aggregate amount of RMB1.0 billion with a maturity period of 180 days. The effective interest rate as at December 31, 2005 was 2.89%.  As a result, our fixed rate debt obligation as of December 31, 2005 was RMB9.87 billion.

As a result, we are exposed to interest rate risk resulting from fluctuations in interest rates on our debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to our outstanding floating rate debt, and therefore could have a material adverse effect on our financial position. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks in connection with our borrowings denominated in foreign currencies, although we did not consider it necessary to do so in 2005. We are also considering hedging our borrowings denominated in Renminbi once interest rate swaps become available for Renminbi-denominated borrowings in China.

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, which consist of variable rate debt obligation, as of December 31, 2005.

	Expected Maturity Date						As of December 31, 2005
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(RMB equivalent in million, except interest rate)
Variable rate bank and other loans	12,170	6,138	3,502	553	1,788	—	24,151	24,151
Average interest rate(1)	5.64%	4.86%	4.83%	4.83%	4.80%	—	—	—

(1)             The interest rates for variable rate bank and other loans are calculated based on the weighted average interest rates at the end of 2005.

For the year ended December 31, 2005, if the average interest rates for our variable rate bank and other loans had increased by 10%, we estimate that we would have incurred additional interest expenses of RMB178 million in 2005.

Exchange Rate Risk

The majority of our indebtedness and capital expenditures are in Renminbi. Currency exchange rate risk exists with respect to our repayment of indebtedness to our foreign lenders, payables to equipment suppliers and contractors and our dividend payments to holders of ordinary shares and ADSs in foreign currencies. As of December 31, 2005, we had approximately RMB0.2 billion of capital commitments in currencies other than Renminbi. We also had foreign currency-denominate debt outstanding, representing our three-tranche US$700 million term loan entered into with 13 financial institutions in September 2003 and $500 million long-term syndicated loan entered into with 12 financial institutions in February 2004 as described above. In addition, we had approximately US$118 million in bank balances and cash, and short-term bank deposits as of December 31, 2005. Fluctuations in exchange rates may lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities and assets. We may, from time to time, enter into currency swap agreements and foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks, although we did not consider this to be necessary in 2005. Although the Renminbi to US dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. As a result of the revaluation of the Renminbi, we recorded a foreign exchange gain of RMB0.27 billion.

The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of short-term bank deposits, bank balances and cash, long-term debt obligations and capital commitments as of December 31, 2005.

	Expected Maturity Date						As of December 31, 2005
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(RMB equivalent in million, except interest rate)
On-balance sheet financial instruments:
Short-term deposits with banks:
in U.S. dollars	282						282	282
in Hong Kong dollars	—
Bank balances and cash:
in U.S. dollars	670						670	670
in Hong Kong dollars	48						48	48
in MOP	0.09						0.09	0.09
in EUR	0.86						0.86	0.86
Debts:
Variable rate bank and other loans (U.S. dollar)	1,614	4,035	2,421	—	1,614		9,684	9,684
Average interest rate(1)	4.82%	4.79%	4.83%	—	4.90%		—	—
Off-balance sheet commitments:
Capital commitments authorized and contracted for in U.S. dollar	218						218	218

(1)             The interest rates for variable rate bank and other loans are calculated based on the weighted average interest rates at the end of 2005.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a)           Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2005, the end of the period covered by this annual report, and taking into consideration the measures discussed below, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our Company was made known to them by others within our Company.

(d)           Changes in Internal Control Over Financial Reporting

Except as stated below, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We are fully aware of the importance of maintaining and improving our controls and procedures in relation to internal control over financial reporting. As disclosed in our annual report on Form 20-F for the year ended December 31, 2004, we have identified a material weakness due to certain improper accounting recordings and errors at our Jiangxi and Xinjiang branches during our regular internal audit in 2004 and adopted various measures to prevent a recurrence of such incidents and to improve our internal control over financial reporting. Acting under the supervision and guidance of our audit committee and board of directors, our management worked to address the identified material weakness. In 2005, we have implemented a series of measures to strengthen control processes and procedures and improve our internal control over financial reporting. These measures include, among others:

•                                          formulating internal audit standards to further clarify the processes and procedures of internal audit;

•                                          upgrading the accounting information technology system, developing and testing the consolidated financial reporting system;

•                                          establishing the procedures for regulating the financial reporting at our branches;

•                                          continuing to improve the policies and standards for the control environment within The Committee of Sponsoring Organizations of the Treadway Commission risk control framework;

•                                          engaging external consultants to advise on internal control in respect of our information technology system; and

•                                          formulating company-wide anti-fraud policies and establishing enhanced anti-fraud and whistle-blowing mechanism.

While we have adopted a series of measures aiming at improving our internal control over financial reporting during 2005, our assessment of the progress made for the period relevant for the preparation of our consolidated financial statements as of and for the year ended December 31, 2005 has revealed that there remains significant control deficiencies relating to: (i) the sufficiency of monitoring controls over period-end financial closing procedures of certain individual branches and (ii) the sufficiency of  advanced knowledge, experiences and skills of our accounting personnel when applying international accounting standards.

Our management, with the oversight of our audit committee and board of directors, is committed to having proper internal control over financial reporting. We believe that the measures already being implemented will continue to improve our internal control over financial reporting since many of these measures relate to people and processes that require time before they are fully effective. With regard to the significant control deficiencies discussed above, we have implemented improved control procedures for regulating the financial reporting at the branch level and hired accounting professionals with experience in financial reporting and familiarity with international accounting practices. We believe that our internal control procedures have an adequate design quality, and we will implement further personnel training and increased supervision to remediate deficiencies in the operation of the procedures.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 20-F for the fiscal year ending December 31, 2006. Since 2005, in preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we have been conducting further evaluation of our internal control over financial reporting and designing and implementing enhanced processes and controls to improve our internal control over financial reporting. We are still in the detailed evaluation process and as we implement enhanced processes and controls, and we may identify additional conditions that may result in significant control deficiencies or material weakness in the future. Should we discover such conditions, we will take appropriate actions for correction or improvement.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Wong Wai Ming, an Independent Non-executive Director and a member of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics

In 2003, we adopted a code of ethics that applies to our chief executive officer, chief financial officer, president, vice-presidents, controller and other senior officers. A copy of our Code of Ethics for Senior Officers was filed as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003. In February 2006, we adopted another code of ethics that applies to our employees generally. A copy of our Code of Ethics for Employees is filed as Exhibit 11.2 to this annual report on Form 20-F for the fiscal year ended December 31, 2005. Copies of our Code of Ethics for Senior Officers and Code of Ethics for Employees may also be downloaded from our website at http://www.chinaunicom.com.hk. Information on that website is not a part of this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees for our principal accountant billed for products and services provided by our principal accountant for audit services, audit-related services, tax services and other services for each of the fiscal years 2003, 2004 and 2005:

	For the years ended December 31,
	2003	2004	2005
	(in US dollars)
Audit fees	6,528,000	6,950,000	7,350,000
Audit-related fees	1,900,000	10,000	3,704,800
Tax fees	2,000	14,000	4,300
All other fees	—	190,000	—
Total	8,430,000	7,164,000	11,059,100

Audit services are defined as the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of our Company and its subsidiaries. It also includes audit services that only the external auditor reasonably can provide, such as pre-issuance reviews of quarterly and interim financial results.

Audit-related services include other assurance and related services that can be reasonably provided by the external auditor signing the audit report. These audit-related services are reasonably related to the performance of the audit or review of the financial statements of the Company and its subsidiaries such as acquisition audit, special audit for the issuance of short-term bonds, agreed-upon procedures on certain transactions, consultations concerning financial accounting and reporting standards and advisory services in relation to internal control over financial reporting.

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

2.2	Form of specimen certificate for the shares(1).

4.1	CDMA Network Capacity Lease Agreement among CUCL, Unicom Group and Unicom New Horizon, dated November 22, 2001(4).

4.2	Reorganization Agreement between Unicom Group and CUCL (together with English translation)(1).

4.3	Services Agreement between Unicom Group and CUCL (together with English translation)(1).

4.4	Lease Agreement between CUCL and Unicom Xingye Science and Technology Trade Co. Ltd. (together with English translation)(1).

4.5	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging (together with English translation)(1).

4.6	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolution of the Company on May 13, 2002(4).

4.7	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolution of the Company on May 13, 2002(4).

4.8	Service Agreements between executive directors of Unicom and Unicom(3).

4.9	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation)(5).

4.10	Form of Conditional Sale and Purchase Agreement between Unicom BVI and our company, dated November 20, 2002(5).

Exhibit Number	Description of Exhibit

4.11	Comprehensive Services Agreement between Unicom Group and A Share Company, dated November 20, 2002. (English translation)(5).

4.12	Transfer Agreement with respect to the Comprehensive Services Agreement between A Share Company and Unicom New Century, dated November 20, 2002. (English translation)(5).

4.13	Form of CDMA Network Capacity Lease Agreement among Unicom New Horizon, A Share Company and Unicom Group, dated November 20, 2002(5).

4.14	Transfer Agreement with respect to the CDMA Network Capacity Lease Agreement between A Share Company and Unicom New Century, dated November 20, 2002. (English translation)(5).

4.15	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation)(6).

4.16	Conditional Sale and Purchase Agreement between Unicom BVI and our Company, dated November 20, 2003(6).

4.17	Conditional Sale and Purchase Agreement between CUCL and A Share Company, dated November 20, 2003. (English translation)(6).

4.18	Comprehensive Services Agreement between Unicom Group and A Share Company, dated November 20, 2003. (English translation)(6).

4.19	Transfer Agreement with respect to the Comprehensive Services Agreement between A Share Company and Unicom New World, dated November 20, 2003. (English translation)(6).

4.20	CDMA Network Capacity Lease Agreement among Unicom New Horizon, A Share Company and Unicom Group, dated November 20, 2003(6).

4.21	Transfer Agreement with respect to the CDMA Network Capacity Lease Agreement between A Share Company and Unicom New World, dated November 20, 2003. (English translation)(6).

4.22	Comprehensive Operator Services Agreement between Unicom Group and A Share Company, dated November 20, 2003. (English translation)(6).

4.23

Transfer Agreement with respect to the Comprehensive Operator Services Agreement between A Share Company, CUCL, Unicom New Century and Unicom New World, dated November 20, 2003. (English translation)(6).

4.24	Service Agreement between Mr. William Lo Wing Yan, executive director of Unicom, and Unicom. (English translation)(6).

4.25	Letter Agreement between Mr. Wang Jianzhou, executive director of Unicom, and Unicom with respect to the Extension of the Service Agreement between Mr. Wang and Unicom. (English translation)(6).

4.26	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004(7).

4.27	CDMA Network Capacity Lease Agreement between Unicom New Horizon, A Share Company and Unicom Group, dated March 24, 2005(7).

4.28	Transfer Agreement of The CDMA Network Capacity Lease Agreement between A Share Company, CUCL and Unicom New World, dated March 24, 2005. (English translation)(7).

4.29	Comprehensive Services Agreement between A Share Company and Unicom Group, dated March 24, 2005. (English translation) (7).

4.30	Transfer Agreement of the Comprehensive Services Agreement between A Share Company, CUCL and Unicom New World, dated March 24, 2005. (English translation) (7).

Exhibit Number	Description of Exhibit

4.31	Operator-based Comprehensive Services Agreement between Unicom New Guoxin and A Share Company, dated March 24, 2005. (English translation) (7).

4.32	Transfer Agreement of the Operator-based Comprehensive Services Agreement between A Share Company and CUCL and Unicom New World, dated March 24, 2005. (English translation) (7).

4.33	Premise Leasing Agreement between CUCL, Unicom New World and A Share Company, dated March 24, 2005. (English translation) (7).

4.34	Transfer Agreement of the Premise Leasing Agreement between A Share Company and Unicom New Guoxin, dated March 24, 2005. (English translation) (7).

4.35	Subscription Agreement between Unicom and SK Telecom Co., Ltd., dated June 20, 2006.*

8.1	List of our significant subsidiaries (7).

11.1	Code of Ethics for Senior Officers(6)

11.2	Employee Code of Ethics (English translation)*

12.1	Certification of Chief Excecutive Officer pursuant to Rule 13a-14(a)*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)*

13.1	Certification of Chief Excecutive Officer pursuant to Rule 13a-14(b)*

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b)*

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

(3)             Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2000.

(4)             Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2001.

(5)             Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2002.

(6)             Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2003.

(7)             Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2004.

*                    Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 29, 2006

CHINA UNICOM LIMITED

By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2003, 2004 AND 2005

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
Consolidated balance sheets as of December 31, 2004 and 2005
Consolidated statements of income for the years ended December 31, 2003, 2004 and 2005
Consolidated statements of changes in equity for the years ended December 31, 2003, 2004 and 2005
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005
Notes to the consolidated financial statements

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA UNICOM LIMITED
(Incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) with limited liability)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income,  of changes in equity and of cash flows present fairly, in all material respects, the financial position of China Unicom Limited and its subsidiaries (collectively referred to as the “Group”) at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years then ended, in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2.2 to these consolidated financial statements, the Group adopted the new/revised standards and interpretations of Hong Kong Financial Reporting Standards (“HKFRS”) in 2005. The adoption of new/revised HKFRS in 2005 resulted in changes in certain accounting policies which had been reflected in the financial statements either in accordance with the transitional provisions in the applicable accounting standards or, to the extent there are no transitional provisions, applied retrospectively so that the comparative figures presented have been restated, as applicable, to conform to the changes in accounting policies.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to these consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, June 27, 2006

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005
(Expressed in thousands)

	Note	2004	2005	2005
		RMB	RMB	US$
		Restated (Note 2.2)
ASSETS
Non-current assets
Property, plant and equipment	2.2,6	118,492,120	116,056,432	14,380,862
Goodwill	2.2,7	3,136,557	3,143,983	389,579
Other assets	2.2,8	9,694,761	7,818,583	968,821
Deferred income tax assets	2.2,9	468,774	335,234	41,540

		131,792,212	127,354,232	15,780,802

Current assets
Inventories	10	3,114,632	2,107,812	261,185
Accounts receivable, net	11	5,229,980	4,548,429	563,608
Prepayments and other current assets	12	3,059,714	2,342,467	290,261
Amounts due from Domestic Carriers	32.2	269,919	138,485	17,160
Amounts due from Unicom Group	32.1	61,401	—	—
Amounts due from related parties	32.1	193,048	384,531	47,648
Short-term bank deposits		662,025	282,457	35,000
Bank balances and cash	13	4,655,464	5,471,576	677,998

		17,246,183	15,275,757	1,892,860

Total assets		149,038,395	142,629,989	17,673,662

EQUITY
Capital and reserves attributable to the Company’s shareholders
Share capital	14	1,332,487	1,333,621	165,253
Share premium	14	52,546,294	52,601,014	6,517,932
Reserves		2,259,295	2,827,331	350,342
Retained profits
- Proposed final dividend	30	1,256,349	1,383,169	171,392
- Others		15,047,816	18,139,210	2,247,678
		72,442,241	76,284,345	9,452,597

Minority interest	1.2, 1.5, 20	—	2,734	339

Total equity		72,442,241	76,287,079	9,452,936

The accompany notes are an integral part of the consolidated financial statements.

	Note	2004	2005	2005
		RMB	RMB	US$
		Restated (Note 2.2)
LIABILITIES
Non-current liabilities
Long-term bank loans	15	26,137,188	11,981,518	1,484,662
Obligations under finance leases	16	488,956	145,367	18,013
Deferred income tax liabilities	9	3,262	5,613	695
Deferred revenue	2.2	3,840,493	3,348,232	414,887
Other long-term liabilities		2,578	—	—

		30,472,477	15,480,730	1,918,257

Current liabilities
Payables and accrued liabilities	17	16,785,749	18,526,628	2,295,684
Taxes payable		395,688	1,016,128	125,911
Amounts due to Domestic Carriers	32.2	948,574	822,006	101,857
Amounts due to Unicom Group	32.1	—	38,094	4,720
Amounts due to related parties	32.1	5,760	116,621	14,451
Short-term bonds	18	—	9,865,900	1,222,510
Short-term bank loans	19	8,928,417	7,024,358	870,407
Current portion of long-term bank loans	15	11,086,305	5,145,190	637,554
Current portion of obligations under finance leases	16	938,189	420,631	52,122
Advances from customers	2.14	7,034,995	7,886,624	977,253

		46,123,677	50,862,180	6,302,469

Total liabilities		76,596,154	66,342,910	8,220,726

Total equity and liabilities		149,038,395	142,629,989	17,673,662

Net current liabilities		(28,877,494)	(35,586,423)	(4,409,609)

Total assets less current liabilities		102,914,718	91,767,809	11,371,193

The accompany notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands, except per share data)

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$
		Restated (Notes 2.2)	Restated (Notes 2.2)
Revenue (Turnover)
GSM Business	2.2, 5, 21, 32	41,152,781	47,508,952	52,135,528	6,460,252
CDMA Business	2.2, 5, 21, 32	16,666,510	24,377,674	27,576,936	3,417,132
Data and Internet Business	5, 21, 32	3,437,083	3,662,734	3,049,967	377,930
Long Distance Business	5, 21, 32	2,273,148	1,848,009	1,524,573	188,914
Paging Business	1.2	1,403,053	—	—	—

Total service revenue		64,932,575	77,397,369	84,287,004	10,444,228
Sales of telecommunications products	2.2, 5, 21, 32	2,221,263	1,689,755	2,761,827	342,225

Total revenue	2.2, 5, 21	67,153,838	79,087,124	87,048,831	10,786,453

Leased lines and network capacities	22, 32	(4,320,382)	(7,398,128)	(8,747,317)	(1,083,903)
Interconnection charges	32	(5,920,793)	(7,516,586)	(8,372,370)	(1,037,443)
Depreciation and amortization	2.2, 22	(16,358,516)	(19,011,074)	(20,368,181)	(2,523,876)
Employee benefit expenses	2.2, 22, 23, 24, 25	(4,596,253)	(4,615,057)	(5,616,312)	(695,932)
Selling and marketing	2.2, 22, 32	(15,263,923)	(19,523,280)	(20,557,878)	(2,547,381)
General, administrative and other expenses	2.2, 22, 32	(9,139,162)	(10,500,241)	(11,741,560)	(1,454,928)
Cost of telecommunications products sold	2.2, 22, 32	(2,938,949)	(2,562,645)	(3,575,316)	(443,027)
Loss on sale of discontinued operation (Guoxin Paging)	1.2	(663,279)	—	—	—
Finance costs	26	(1,945,982)	(1,696,075)	(1,099,321)	(136,220)
Interest income		173,033	102,907	96,196	11,920
Other gains, net		18,031	103,647	34,925	4,328

Income before income tax		6,197,663	6,470,592	7,101,697	879,991
Income tax expenses	2.2, 9	(1,929,143)	(1,977,141)	(2,170,411)	(268,941)

Net income		4,268,520	4,493,451	4,931,286	611,050

Attributable to:
Shareholders of the Company		4,278,149	4,493,451	4,931,052	611,021
Minority interest	1.2, 1.5, 20	(9,629)	—	234	29

		4,268,520	4,493,451	4,931,286	611,050

Proposed final dividend	30	1,255,317	1,256,349	1,383,169	171,392

Dividend paid	30	1,255,300	1,256,160	1,256,924	155,749

The accompany notes are an integral part of the consolidated financial statements.

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$
		Restated (Note 2.2)	Restated (Note 2.2)
Earnings per share for income attributable to the shareholders

Basic earnings per share	2.2, 29	0.34	0.36	0.39	0.05

Diluted earnings per share	2.2, 29	0.34	0.36	0.39	0.05

Number of shares outstanding for basic earnings (in thousands)	29	12,553,010	12,561,242	12,570,398	12,570,398

Number of shares outstanding for diluted earnings (in thousands)	29	12,556,728	12,593,054	12,607,476	12,607,476

Basic earnings per ADS	29	3.41	3.58	3.92	0.49

Diluted earnings per ADS	29	3.41	3.57	3.91	0.48

Number of ADS outstanding for basic earnings (in thousands)	29	1,255,301	1,256,124	1,257,040	1,257,040

Number of ADS outstanding for diluted earnings (in thousands)	29	1,255,673	1,259,305	1,260,748	1,260,748

The accompany notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands of RMB)

	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Statutory reserve	Retained profits	Minority Interest	Total
Balance at December 31, 2002, as previously reported as equity	1,331,371	52,482,127	—	176,853	1,123,212	11,538,972	566,257	67,218,792
Effects of changes of accounting policies upon adoption of HKFRS
—Upfront non-refundable revenue and the related direct incremental cost (Note 2.2(d))	—	—	—	—	—	(646,381)	—	(646,381)
Balance at December 31, 2002, as restated	1,331,371	52,482,127	—	176,853	1,123,212	10,892,591	566,257	66,572,411

Net income (Restated)	—	—	—	—	—	4,278,149	(9,629)	4,268,520
Employees share option scheme:
—Value of employee services	—	—	21,707	—	—	—	—	21,707
—Exercise of options (Note 28)	19	1,139	—	—	—	—	—	1,158
Appropriation to statutory reserve (Note 27)	—	—	—	—	419,266	(419,266)	—	—
Dividends relating to 2002	—	—	—	—	—	(1,255,300)	—	(1,255,300)
Dividends paid to minority shareholders of Guoxin Paging (Note 1.2)							(4,937)	(4,937)
Sale of discontinued operation (Guoxin Paging) (Note 1.2)	—	—	—	—	—	—	(551,691)	(551,691)
Balance at December 31, 2003	1,331,390	52,483,266	21,707	176,853	1,542,478	13,496,174	—	69,051,868

Net income (Restated)	—	—	—	—	—	4,493,451	—	4,493,451
Employees share option scheme:
—Value of employee services	—	—	88,957	—	—	—	—	88,957
—Exercise of options (Note 28)	1,097	63,028	—	—	—	—	—	64,125
Appropriation to statutory reserve (Note 27)	—	—	—	—	429,300	(429,300)	—	—
Dividends relating to 2003	—	—	—	—	—	(1,256,160)	—	(1,256,160)
Balance at December 31, 2004	1,332,487	52,546,294	110,664	176,853	1,971,778	16,304,165	—	72,442,241

Derecognition of negative goodwill (Note 2.2(c))	—	—	—	—	—	7,425	—	7,425
Balance at January 1, 2005, as restated	1,332,487	52,546,294	110,664	176,853	1,971,778	16,311,590	—	72,449,666

Net income	—	—	—	—	—	4,931,052	234	4,931,286
Subscription of shares of a subsidiary by minority shareholder (Note 1.5)	—	—	—	—	—	—	2,500	2,500
Employee share option scheme:
—Value of employee services	—	—	108,417	—	—	—	—	108,417
—Recognition of share issued on exercise of options (Note 28)	1,134	54,720	(3,720)	—	—	—	—	52,134
Appropriation to statutory reserve (Note 27)	—	—	—	—	463,339	(463,339)	—	—
Dividends relating to 2004 (Note 30）	—	—	—	—	—	(1,256,924)		(1,256,924)
Balance at December 31, 2005	1,333,621	52,601,014	215,361	176,853	2,435,117	19,522,379	2,734	76,287,079

The accompany notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Expressed in thousands)

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$
		Restated	Restated
		(Note 2.2)	(Note 2.2)

Cash flows from operating activities	(a)	26,449,770	27,703,311	33,974,778	4,209,905
Interest received		204,025	106,365	95,731	11,862
Interest paid		(2,540,513)	(2,310,270)	(1,792,398)	(222,101)
Dividends received		2,573	—	—	—
Dividends paid to minority owners of subsidiaries		(4,689)	—	—	—
PRC income tax paid		(1,545,907)	(1,680,111)	(1,474,423)	(182,700)

Net cash generated from operating activities		22,565,259	23,819,295	30,803,688	3,816,966

Cash flows from investing activities
Purchase of property, plant and equipment		(21,145,882)	(18,939,138)	(16,643,005)	(2,062,279)
Proceeds from sale of property, plant and equipment		94,804	53,970	91,851	11,382
Decrease in short-term bank deposits		3,832,411	250,769	379,568	47,033
Payment of direct acquisition cost of Unicom New Century		(59,767)	(4,566)	—	—
Purchase of Unicom New World, net of cash acquired		(2,326,449)	—	—	—
Payment of direct acquisition cost of Unicom New World	1.1	—	(14,039)	—	—
Purchase of Unicom International, net of cash acquired	1.3	—	44,267	—	—
Purchase of trading securities		(87,956)	—	—	—
Proceeds from of sale of trading securities		118,575	—	—	—
Purchase of investment in associated companies		(10,062)	—	—	—
Proceeds from of sale of investment in associated companies		853	—	—	—
Proceeds from of sale of investment securities		19,753	—	—	—
Proceeds from of sale of Guoxin Paging, net of cash disposed	1.2	1,259,159	450,000	—	—
Purchase of other assets		(746,742)	(799,866)	(576,755)	(71,467)

Net cash used in investing activities		(19,051,303)	(18,958,603)	(16,748,341)	(2,075,331)

Cash flows from financing activities
Proceeds from exercise of share options		1,158	64,125	52,134	6,460
Repayment to Unicom Group		(724,127)	—	—	—
Proceeds from minority interest of a subsidiary in respect of share capital contribution		—	—	2,500	310
Proceeds from short-term bonds		—	—	9,690,800	1,200,813
Proceeds from short-term bank loans		10,901,425	10,224,971	12,532,071	1,552,882
Proceeds from long-term bank loans		11,075,836	11,083,383	5,798,657	718,527
Repayment of short-term bank loans		(10,278,727)	(12,271,753)	(20,104,146)	(2,491,158)
Repayment of long-term bank loans		(18,497,783)	(17,245,641)	(19,928,416)	(2,469,382)
Dividends paid	30	(1,255,300)	(1,256,160)	(1,256,924)	(155,749)

Net cash used in financing activities		(8,777,518)	(9,401,075)	(13,213,324)	(1,637,297)

Net (decrease)/increase in cash and cash equivalents		(5,263,562)	(4,540,383)	842,023	104,338
Cash and cash equivalents, beginning of year		14,433,498	9,169,936	4,629,553	573,660
Cash and cash equivalents, end of year	13	9,169,936	4,629,553	5,471,576	677,998

Analysis of the balances of cash and cash equivalents:
Cash balances		4,610	4,756	9,319	1,155
Bank balances		9,215,326	4,650,708	5,462,257	676,843
Less: Restricted bank deposits	(i)	(50,000)	(25,911)	—	—
		9,169,936	4,629,553	5,471,576	677,998

Note (i):              As of December 31, 2005, no bank balances (2003: RMB50 million; 2004: RMB26 million) were restricted by the bank as collateral for long-term bank loans.

(a)          The reconciliation of net income to net cash inflow from operating activities was as follows:

	2003	2004	2005	2005
	RMB	RMB	RMB	US$
	Restated	Restated
	(Note 2.2)	(Note 2.2)
Net income	4,268,520	4,493,451	4,931,286	611,050
Adjustments for:
Income tax	1,929,143	1,977,141	2,170,411	268,941
Depreciation and amortization	16,358,516	19,011,074	20,368,181	2,523,876
Amortization of deferred customer acquisition costs of contractual CDMA subscribers	5,836,587	6,120,737	5,947,631	736,987
Interest income	(173,033)	(102,907)	(96,196)	(11,920)
Interest expense	1,919,375	1,668,467	1,060,271	131,381
Loss on sale of discontinued operation (Guoxin Paging)	663,279	—	—	—
Loss on disposal of property, plant and equipment	49,940	10,537	25,134	3,114
Provision for impairment loss of property, plant and equipment	528,048	—	—	—
Share of losses from associated companies	2,275	—	—	—
Dividends from investment securities	(2,573)	—	—	—
Realized gains on trading securities	(12,045)	—	—	—
Unrealized gains on trading securities	(10,129)	—	—	—
Realized gains on investment securities	(13,268)	—	—	—
Share-based compensation costs	21,707	88,957	108,417	13,434
Provision for doubtful debts	1,749,887	2,191,820	1,498,510	185,684

Changes in working capital:
Increase in accounts receivable	(2,650,625)	(1,915,496)	(816,959)	(101,232)
Decrease/(increase) in inventories	1,263,299	(939,899)	1,006,820	124,758
Increase in other assets	(3,748,996)	(5,536,980)	(2,738,580)	(339,345)
Increase in prepayments and other current assets	(1,342,086)	(792,416)	(477,665)	(59,189)
(Increase)/decrease in amounts due from Domestic Carriers	(22,227)	(85,306)	131,434	16,286
Decrease in amounts due from Unicom Group	—	—	61,401	7,608
Decrease/(increase) in amounts due from related parties	553,354	70,516	(191,483)	(23,727)
(Decrease)/increase in payables and accrued liabilities	(35,732)	1,835,813	604,410	74,894
(Decrease)/increase in advances from customers	(55,497)	367,431	851,629	105,528
Increase/(decrease) in deferred revenue	482,486	244,486	(492,261)	(60,997)
(Decrease)/increase in amounts due to Domestic Carriers	(161,937)	169,733	(126,568)	(15,683)
(Decrease)/increase in amounts due to Unicom Group	(562,633)	(943,448)	38,094	4,720
(Decrease)/increase in amounts due to related parties	(385,865)	(230,400)	110,861	13,737

Cash flow from operating activities	26,449,770	27,703,311	33,974,778	4,209,905

(b)         Supplemental information:

Payables to equipment suppliers for construction-in-progress during 2005 increased by approximately RMB633 million (2003 and 2004: decreased by approximately RMB3,234 million and RMB775 million respectively).

The accompany notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in RMB thousands unless otherwise stated)

1.     ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet and long distance services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of its registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on June 22, 2000 and the American Deposit Stock of the Company were listed on The New York Stock Exchange Inc. on June 21, 2000.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on December 31, 2001, with its A shares listed on the Shanghai Stock Exchange on October 9, 2002). The majority of the equity interest in China United Telecommunications Corporation Limited is owned by China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred as “Unicom Group”). The directors of the Company consider Unicom Group to be the ultimate parent company.

The Group completed the following acquisitions, sale and activities in 2003, 2004 and 2005 respectively:

1.1 Acquisition of Unicom New World Telecommunications Corporation Limited (“Unicom New World”)

In 2003, the Company acquired the entire equity interests in Unicom New World from Unicom Group (via the intermediary holding company, Unicom New World (BVI) Limited). Unicom New World is a limited liability company established in the PRC on November 4, 2003 to engage in the provision of GSM and CDMA cellular telecommunications services in 6 provinces and 3 autonomous regions in the PRC. The Cellular Business of Unicom New World and the relevant net assets were previously owned and operated by various branches of Unicom Group.

Pursuant to the resolution passed by the Company’s Board of Directors on November 20, 2003 and the extraordinary general meeting of the Company’s shareholders on December 23, 2003, the Company acquired the entire equity interests in Unicom New World at a cash consideration of approximately RMB3,249 million (including direct costs of acquisition of approximately RMB49 million). After all the conditions to the acquisition were satisfied and cash consideration was settled by the Group, the acquisition of Unicom New World became effective on December 31, 2003. The Company has adopted the purchase method of accounting to account for this acquisition of entity under common control of Unicom Group, according to the previous Hong Kong Statement of Standard Accounting Practice 27 “Accounting for Group Reconstructions”. The total fair value of the identifiable assets and liabilities of Unicom New World as of December 31, 2003 amounted to approximately RMB2,104 million, the excess of purchase consideration over the fair value of identifiable assets and liabilities has been recorded as goodwill amounting to approximately RMB1,145 million (Note 7).

As this acquisition was effective on December 31, 2003, both the operating results and the financial position of Unicom New World have been included in the consolidated financial statements of the Group for the years ended December 31, 2004 and 2005. However, the 2003 comparatives only reflected the financial position of Unicom New World in the consolidated balance sheets and excluded the operating results of Unicom New World in the consolidated statements of income of the Group.

The fair value of the net assets acquired and net cash outflow in respect of the acquisition of Unicom New World as of December 31, 2003 was as follows:

	Note	As of December 31, 2003
		RMB’000
The fair value of the net assets acquired:
Property, plant and equipment		12,106,458
Other assets		583,827
Deferred income tax assets		206,928
Amounts due from related parties		207,237
Amounts due from Domestic Carriers		5,745
Prepayments and other current assets		283,287
Inventories		307,503
Accounts receivable, net		357,880
Bank balances and cash	(i)	923,551
Payables and accrued liabilities		(1,951,215)
Amounts due to Unicom Group		(1,005,135)
Amounts due to related parties		(324,597)
Amounts due to Domestic Carriers		(52,473)
Current portion of long-term bank loans		(2,213,216)
Long-term bank loans		(5,473,734)
Taxes payable		(46,764)
Advances from customers		(604,862)
Short-term bank loans		(1,206,000)
		2,104,420
Goodwill		1,144,957
Less: direct costs of acquisition		(49,377)

Consideration paid		3,200,000

The net cash outflow in respect of the acquisition of Unicom New World was as follows:
Cash consideration		3,200,000
Bank balances and cash acquired (less restricted bank deposits)	(i)	(873,551)

Net cash outflow in respect of the acquisition of Unicom New World		2,326,449

Note (i):  As of December 31, 2003, approximately RMB50 million of bank balances were restricted by the bank as collateral the long-term bank loans.

1.2 Sale of Guoxin Paging Corporation Limited (“Guoxin Paging”)

In 2003, China Unicom Corporation Limited (hereinafter referred to as “CUCL”, a direct wholly-owned subsidiary of the Company) sold the entire equity interests in Guoxin Paging to Unicom Group. Guoxin Paging was established as a limited liability company in the PRC in September 1998. Guoxin Paging originally operated a nationwide paging business through its 31 subsidiaries and branches in 27 provinces and autonomous regions and 4 municipalities in the PRC and was wholly-owned by CUCL. In 2003, minority interests only existed in Unicom Guomai Communications Corporation Limited (hereinafter referred to as “Unicom Guomai”), a subsidiary of Guoxin Paging (58.88% owned by Guoxin Paging which has been disposed together with Guoxin Paging on December 31, 2003).

The Group originally had 5 operating segments namely GSM Business, CDMA Business, Data and Internet Business, Long Distance Business and Paging Business (see Note 5). Pursuant to the ordinary resolution passed by the Company’s Board of Directors on November 20, 2003 and the extraordinary general meeting of the Company’s shareholders on December 23, 2003, the Company completed the sale of the entire equity interests of Guoxin Paging to Unicom Group at a cash consideration of RMB2,750 million.

The sale of Guoxin Paging became effective on December 31, 2003 after all the conditions to the sale were satisfied, the majority of cash proceeds was settled by Unicom Group, and ownership as well as control was passed to Unicom Group. The total net assets of Guoxin Paging as of December 31, 2003 amounted to approximately RMB3,413 million, and the difference between the sale proceeds and the net assets disposed amounting to approximately RMB663 million, has been recorded as the loss on sale of discontinued operation in 2003. Net cash inflow received from Unicom Group in respect of the sales of Guoxin Paging in years 2003 and 2004 amounted to approximately RMB1,259,159,000 and RMB450,000,000 respectively.

Since the effective date of this sale was December 31, 2003, the operating results of Guoxin Paging have been included in the consolidated statements of income of the Group up to this date. For the year ended December 31, 2003, the operating revenue and loss after taxation of Guoxin Paging amounted to approximately RMB2,387 million and RMB1,404 million respectively.

In addition, pursuant to the resolution passed in 2003, Unicom Guomai declared dividends approximately RMB4.9 million to its minority owners.

(a)          The net assets sold and net cash inflow in respect of the sale of Guoxin Paging as of December 31, 2003 was as follows:

As of December 31, 2003
RMB’000
Net assets sold:
Property, plant and equipment	3,647,083
Other assets	151,067
Investment securities	99,157
Investment in associated companies	17,185
Amounts due from Unicom Group	9,440
Amounts due from related parties	277,457
Amounts due from Domestic Carriers	54,821
Prepayments and other current assets	207,813
Inventories	104,753
Accounts receivable, net	107,632
Trading securities	165,493
Short-term bank deposits	80,000
Bank balances and cash	1,040,841
Dividend payable	(8,260)
Payables and accrued liabilities	(1,491,890)
Amounts due to related parties	(121,173)
Amounts due to Domestic Carriers	(235,275)
Taxes payable	(17,669)
Advances from customers	(123,505)
Minority interests	(551,691)
3,413,279

Less: sale proceeds	(2,750,000)

Loss on sale of discontinued operation	663,279

The net cash inflow in respect of the sale of discontinued operation was as follows:
Sale proceeds received	2,300,000
Bank balances and cash disposed	(1,040,841)

Net cash inflow in respect of the sale of discontinued operation	1,259,159

(b)         The operating results of the Group attributable to the continuing operations and discontinued operation (Guoxin Paging) were as follows:

	Continuing operations	Discontinued operation (Guoxin Paging)	Group as a whole
	2003	2003	2003
	RMB’000	RMB’000	RMB’000

Revenue (Turnover)	64,766,755	2,387,083	67,153,838
Operating expenses	(54,947,285)	(3,590,693)	(58,537,978)

Operating income (loss)	9,819,470	(1,203,610)	8,615,860
Loss on sale of discontinued operation	—	(663,279)	(663,279)
Finance costs	(1,940,744)	(5,238)	(1,945,982)
Interest income	163,934	9,099	173,033
Other (loss) income, net	(21,837)	39,868	18,031

Income (loss) before taxation	8,020,823	(1,823,160)	6,197,663
Taxation	(2,348,358)	419,215	(1,929,143)

Income (loss) after taxation	5,672,465	(1,403,945)	4,268,520

(c)          The cash flows of the Group attributable to the continuing operations and discontinued operation (Guoxin Paging) were as follows:

	Continuing operations	Discontinued operation (Guoxin Paging)	Group as a whole
	2003	2003	2003
	RMB’000	RMB’000	RMB’000

Net cash inflow from operating activities	22,141,521	423,738	22,565,259
Net cash outflow from investing activities	(18,660,174)	(391,129)	(19,051,303)
Net cash outflow from financing activities	(8,752,829)	(24,689)	(8,777,518)

Net (decrease)/increase in cash and cash equivalents	(5,271,482)	7,920	(5,263,562)

Guoxin Paging subsequently changed its name to Unicom New Guoxin Telecommunications Corporation Limited (hereinafter referred to as “New Guoxin”) on April 29, 2004.

1.3 Acquisition of China Unicom International Limited (“Unicom International”)

In 2004, the Company acquired the entire equity interests in Unicom International, which is a wholly-owned subsidiary of China Unicom (Hong Kong) Group Limited (a wholly-owned subsidiary of Unicom Group, hereinafter referred to as “Unicom Group (HK)”). Unicom International is a limited liability company established in Hong Kong on May 24, 2000 to engage in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services. Unicom International’s wholly-owned US subsidiary, China Unicom USA Corporation (“Unicom USA”), carries on a wholesale voice business for traffic between US and mainland China.

Pursuant to the acquisition agreement signed between Unicom Group (HK) and the Company dated July 28, 2004, the Company agreed to acquire the entire equity interests in Unicom International from Unicom Group (HK) for a cash consideration of HK$37,465,996 (equivalent to approximately RMB39,740,000, including direct costs of acquisition). After all the conditions to the acquisition were satisfied and cash consideration was settled by the Company, the acquisition of Unicom International became effective in September 2004. The Company has adopted the purchase method of accounting to account for this acquisition of entity under common control of Unicom Group, according to the previous Hong Kong Statement of Standard Accounting Practice 27 “Accounting for Group Reconstructions”. The total fair value of the identifiable assets and liabilities of Unicom International in September 2004 amounted to approximately RMB47 million. The excess of the fair value of the identifiable assets and liabilities over purchase consideration has been recorded as negative goodwill amounting to RMB7.73 million (Note 7) in 2004.

As this acquisition was effective in September 2004, accordingly, the operating results of Unicom International for the period from the acquisition effective date have been included in the consolidated statements of income of the Group.

1.4 Incorporation of China Unicom (Macau) Company Limited (“Unicom Macau”)

On October 15, 2004, the Company together with Unicom International set up and incorporated Unicom Macau in Macau Special Administrative Region of the PRC (“Macau”) to engage in CDMA telecommunication business. The Company effectively held 100% of the entire issued capital of Unicom Macau.

1.5 Incorporation of Unicom Huasheng Telecommunications Technology Company Limited (“Unicom Huasheng”)

On July 1, 2005, CUCL together with Unicom Xingye Science and Technology Trade Co. (“Unicom Xingye”, a subsidiary of Unicom Group) set up and incorporated Unicom Huasheng. Unicom Huasheng is principally engaged in sales of handsets and telecommunication equipment and provision of technical services. CUCL effectively held 95% in the entire issued capital of Unicom Huasheng. The paid-in capital of Unicom Huasheng as of December 31, 2005 was RMB50 million, CUCL has contributed a capital of RMB47.5 million, whereas the minority shareholder Unicom Xingye contributed the remaining capital of RMB2.5 million.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1              Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention except that, certain buildings are stated at fair value. They have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). This basis of accounting differs from that used in the preparation of statutory financial statements for PRC statutory reporting purposes, which are based on the accounting principles and financial regulations applicable to enterprises established in the PRC (“PRC GAAP”).

The principal adjustments made to conform to HKFRS include the following:

•      Reversal of revaluation surplus and related depreciation and amortization charges arising from the revaluation of assets performed by independent valuers registered in the PRC;

•      Additional accrual for retirement benefits;

•      Additional provision for housing benefits;

•      Additional capitalization of borrowing costs;

•      Provision for deferred taxation on HKFRS adjustments;

•      Capitalization of the direct costs associated with the acquisition of subsidiaries;

•      Recognition of employee share-based compensation costs (Note 2.2(b));

•      Reversal of goodwill amortization and recognition of negative goodwill in opening retained earnings (Note 2.2(c)); and

•      Capitalization and amortization of upfront non-refundable revenue and the related direct incremental costs for activating cellular subscribers (Note 2.2(d)).

As of December 31, 2005, the current liabilities of the Group had exceeded the current assets by approximately RMB35.6 billion (2004: RMB28.9 billion). This was mainly attributable to the use of short-term bank deposits and short-term bonds to repay long-term bank loans. Taking into account of available financing facilities and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the years ended December 31, 2004 and 2005 have been prepared under the going concern basis.

The preparation of the consolidated financial statements of the Group in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates were significant to the consolidated financial statements are disclosed in Note 4.

2.2              The Adoption of New/Revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2003 and 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS Int 15	Operating Leases - Incentives
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 2, 7, 8, 10, 16, 21, 23, 27, 28, 31, 32, 33, 39 and HKAS Int 15 did not result in substantial changes to the Group’s accounting policies.

•      HKASs 2, 7, 8, 10, 16, 23, 27, 28, 33 and HKAS-Int 15 had no material effect on the Group’s policies.

•      HKAS 21 had no material effect on the Group’s policy. The functional currency of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.

The adoption of revised HKAS 1 has affected the presentation of minority interests. In prior years, the minority interests were presented in the consolidated balance sheets separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the years were also separately presented in the consolidated statements of income as a deduction before arriving at the net income. With effect from January 1, 2005, minority interests at the balance sheet date are presented in the consolidated balance sheets within equity, separately from the equity attributable to the Company’s shareholders. In addition, minority interests in the results of the Group are presented on the face of the consolidated statements of income as an allocation of the net income between minority interests and the shareholders of the Company. The presentation of minority interests in the consolidated balance sheets and consolidated statements of income for the comparative periods has been restated accordingly.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to other assets - long-term prepayment for lease of land. The upfront prepayments made for the leasehold land and land use rights are expensed in the statements of income on a straight-line basis over the period of the lease. In prior years, the leasehold land was accounted for at cost less accumulated depreciation.

HKAS 24 has extended the identification of related parties and disclosure of related parties to include state-owned enterprises. Related parties include Unicom Group and its related parties, other state-owned enterprises and their subsidiaries directly or indirectly controlled by the PRC government (other than those shown on the face of balance sheets as related parties), other entities and corporations in which the Company is able to control, jointly control or exercise significant influence and key management personnel of the Company and Unicom Group as well as their close family members.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until December 31, 2004, the provision of share options to employees did not result in an expense in the statements of income. Effective on January 1, 2005, the Group expenses the cost of share options in the statements of income over the vesting period of the options. As a transitional provision, the cost of share options granted after November 7, 2002 and not yet vested on January 1, 2005 was expensed retrospectively in the statements of income of the respective periods.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill/ negative goodwill. Until December 31, 2004, goodwill was amortized on a straight-line basis over 20 years, and assessed for any indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3, the Group ceased amortization of goodwill from January 1, 2005, and the accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill. Starting from January 1, 2005 onwards, goodwill is no longer amortized but is tested for impairment on an annual basis, as well as when there is indication of impairment.

In addition, in accordance with HKFRS 3, from January 1, 2005, if the fair value of the net identifiable assets and liabilities acquired exceed the purchase consideration (i.e. an amount arises which would have been recorded as negative goodwill under the previous accounting policy), the excess is recognized immediately in the consolidated statements of income as it arises. Negative goodwill previously recognized has been derecognized at January 1, 2005, with a corresponding adjustment to the opening balance of retained earnings of the Group.

Upon the adoption of HKFRS on January 1, 2005, the Group changed its accounting policy for recognition of upfront non-refundable revenue, such as connection fee and receipts from SIM/UIM cards, which had previously been recognized upon the completion of activation services. Effective from January 1, 2005, upfront non-refundable revenue and the related direct incremental costs for activating cellular subscribers (including costs of SIM/UIM cards and commissions) are capitalized and amortized over the expected customer service periods. Direct incremental costs are capitalized only to the extent expected to be recoverable. The expected customer service period for the Cellular Business is estimated based on the expected stabilized churn rates of subscribers. Management judges that this change of accounting policy provides reliable and more relevant information because it better reflects the economic effects of the transactions.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards, wherever applicable. All standards adopted by the Group require retrospective application other than:

•      HKFRS 2 — only retrospective application for all equity instruments granted after November 7, 2002 and not vested at January 1, 2005; and

•      HKFRS 3 — prospectively after January 1, 2005.

The following tables summarized the effects of adoption of new accounting policies in 2003, 2004 and 2005:

The following table disclosed the adjustments that have been made in accordance with the transitional provisions of the respective new/revised HKFRSs or the provisions of HKAS 8 to net income in the consolidated statements of income for the year ended December 31, 2003.

	Effect of new policies in 2003
RMB in millions (except per share data)	HKAS 17 (Notes 2.2 (a))	HKFRS 2 (Notes 2.2 (b))	HKAS 38 (Notes 2.2 (c))	Change in accounting policy for revenue recognition (Note 2.2 (d))	Total

(Decrease)/increase of net income	—	(22)	—	83	61
(Decrease)/increase of basic earnings per share (RMB)	—	(0.002)	—	0.007	0.005
(Decrease)/increase of diluted earnings per share (RMB)	—	(0.002)	—	0.007	0.005

The following table disclosed the adjustments that have been made in accordance with the transitional provisions of the respective new/revised HKFRSs or the provisions of HKAS 8 to net income in the consolidated statements of income for the year ended December 31, 2004.

	Effect of new policies in 2004
RMB in millions (except per share data)	HKAS 17 (Notes 2.2 (a))	HKFRS 2 (Notes 2.2 (b))	HKAS 38 (Notes 2.2 (c))	Change in accounting policy for revenue recognition (Note 2.2 (d))	Total

(Decrease)/increase of net income	—	(89)	—	196	107
(Decrease)/increase of basic earnings per share (RMB)	—	(0.007)	—	0.016	0.009
(Decrease)/increase of diluted earnings per share (RMB)	—	(0.007)	—	0.016	0.009

The following table disclosed the effects on net income in the consolidated statements of income for the year ended December 31, 2005 that would have occurred had the previous accounting policies been applied in the year 2005.

	Effect of new policies in 2005
RMB in millions (except per share data)	HKAS 17 (Notes 2.2 (a))	HKFRS 2 (Notes 2.2 (b))	HKAS 38 (Notes 2.2 (c))	Change in accounting policy for revenue recognition (Note 2.2 (d))	Total

(Decrease)/increase of net income	—	(108)	171	178	241
(Decrease)/increase of basic earnings per share (RMB)	—	(0.009)	0.014	0.014	0.019
(Decrease)/increase of diluted earnings per share (RMB)	—	(0.009)	0.014	0.014	0.019

(a)       The adoption of revised HKAS 17 resulted in:

	December 31, 2004	December 31, 2005
	RMB in millions	RMB in millions

Decrease in property, plant and equipment	(412)	(697)
Increase in other assets	412	697

	2003	2004	2005
	RMB in millions	RMB in millions	RMB in millions

Decrease in depreciation and amortization	(27)	(26)	(28)
Increase in general, administrative and other expenses	27	26	28

(b) The adoption of HKFRS 2 resulted in:

	December 31, 2004	December 31, 2005
	RMB in millions	RMB in millions

Increase in employee share-based compensation reserve	111	215
Increase in share premium	—	4
Decrease in retained earnings	(22)	(111)

	2003	2004	2005
	RMB in millions	RMB in millions	RMB in millions

Increase in employee benefit expenses	22	89	108
Decrease in basic earnings per share (RMB)	0.002	0.007	0.009
Decrease in diluted earnings per share (RMB)	0.002	0.007	0.009

(c) The following tables disclosed the effects on the relevant line items in the consolidated financial statements for the year ended December 31, 2005 as compared to what would have occurred had the previous accounting policy for goodwill been applied in 2005.

December 31, 2005
RMB in millions
Impact on goodwill - increase	178
Increase in retained earnings	7

2005
RMB in millions
Impact on depreciation and amortization (decrease)	171
Increase in basic earnings per share (RMB)	0.014
Increase in diluted earnings per share (RMB)	0.014

(d) Changes in accounting policy for recognition of upfront non-refundable revenue and direct incremental costs resulted in:

	December 31, 2004	December 31, 2005
	RMB in millions	RMB in millions
Increase in other assets	3,546	3,192
Decrease in deferred tax assets	(74)	(34)
Increase in deferred revenue	3,840	3,348
Decrease in retained earnings	(564)	(368)

	2003	2004	2005
	RMB in millions	RMB in millions	RMB in millions
(Decrease)/increase in revenue	(482)	(244)	492
Increase in selling and marketing expenses	107	579	1,140
Decrease in costs of telecommunication products sold	713	917	786
(Increase)/decrease in income tax expenses	(41)	102	40
Increase in basic earnings per share (RMB)	0.007	0.016	0.014
Increase in diluted earnings per share (RMB)	0.007	0.016	0.014

The Group has not early adopted the following new Standards or Interpretations that have been issued but are not yet effective. The Group has commenced an assessment of the impact of these new standards and interpretations but is not yet in a position to state whether these new standards and interpretations would have a significant impact on the Group’s consolidated financial statements.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an Arrangement contains a lease
HKFRS-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

2.3              Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to December 31.

Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statements of income (Note 2.2).

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and statements of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statements of income as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

In the Company’s balance sheets the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2.4              Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Group has not presented geographical segment. This is also consistent with the Group’s internal financial reporting.

Unallocated costs primarily represent corporate expenses and income taxes. Segments assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

2.5              Foreign Currency Translation

(a)   Functional and presentation currency

Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (“the functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and presentation currency.

(b)   Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of income.

For the convenience of the reader, translation of amounts for RMB into United States dollars (“US”) has been made at the noon buying rate in New York city for cable transfer payables in foreign currencies as certified for customers purposes by the Federal Reserve Bank of New York on December 30, 2005 of US$1.00=RMB8.0702. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2005, or at other rate.

2.6              Property, Plant and Equipment

(a)   Buildings

Buildings are stated at valuation. Independent valuations are performed periodically with the last valuation performed on March 31, 2000. In the intervening years, the directors review the carrying value of buildings and adjustment is made where in the directors’ opinion there has been a material change in value. Any increase in buildings valuation is credited to the revaluation reserve; any decrease is first offset against the increase on earlier valuations recorded in the revaluation reserve, in respect of the same property and is thereafter charged to the statements of income. Upon the disposal of revalued buildings, the realized portion of the revaluation reserve is transferred from the valuation reserve to retained earnings.

(b)   Other property, plant and equipment

Other property, plant and equipment, comprising leasehold improvements, plant, telecommunications equipment, office furniture and fixtures are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the assets.

(c)   Depreciation

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual value

Buildings	8–40 years	3%
Telecommunications equipment	3–15 years	3%
Office furniture, fixtures and others	4–14 years	3%

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the lease periods.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.9).

(d)   Construction-in-progress

Construction-in-progress represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period.

No provision for depreciation is made on construction-in-progress until such time when the assets are completed and ready for use.

(e)   Gain or loss on disposal

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceed and the carrying amount of the relevant asset, and is recognized in the statements of income. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

2.7              Goodwill/Negative Goodwill

In 2003 and 2004, goodwill represented the excess of purchase consideration over the fair values of the Group’s share of the net identifiable assets and liabilities of the acquired subsidiary/associated company at the date of acquisition. Prior to the adoption of HKFRS 3 on January 1, 2005, goodwill was carried at cost less accumulated amortization and accumulated impairment losses. Goodwill was amortized using the straight-line method over the estimated economic lives of the acquired businesses. Goodwill arising on major strategic acquisitions of the Group to expand its geographical market coverage was amortized over 20 years.

Negative goodwill represented the excess of the fair values of the Group’s share of the net identifiable assets and liabilities of the acquired subsidiary over the purchase consideration at the date of acquisition. Negative goodwill was recognized using the straight-line method over the remaining weighted average useful life of acquired identifiable on-monetary assets.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 resulted in a change in the accounting policy for goodwill/negative goodwill. Effective from January 1, 2005, the Group ceased amortization of goodwill, and the accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill. Goodwill is tested annually for impairment, as well as when there is indication of impairment.

In addition, in accordance with HKFRS 3, from January 1, 2005, if the fair value of the net identifiable assets and liabilities acquired exceed the purchase consideration (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognized immediately in the consolidated statements of income as it arises. Negative goodwill previously recognized has been derecognized at January 1, 2005, with a corresponding adjustment to the opening balance of retained earnings of the Group (Note 2.2).

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

2.8              Other Assets

Other assets mainly represent (i) capitalized direct incremental costs for activating GSM and CDMA subscribers; (ii) capitalized customer acquisition costs under contractual CDMA subscriber packages; (iii) computer software; (iv) prepaid rentals and leased lines: and (v) prepayment for lease of land.

Capitalized direct incremental costs for activating GSM and CDMA subscribers, including costs of SIM/UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are amortized over the expected customer service periods (Note 2.2). The expected customer service periods are estimated based on the expected stabilized churn rates of subscribers.

Capitalized customer acquisition costs under contractual CDMA subscriber packages represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Such customer acquisition costs, to the extent recoverable, are amortized over the contractual period (not exceeding 2 years) during which the minimum contract revenue is expected to flow to the Group. Customer acquisition costs of contractual CDMA subscribers are included in “prepayment and other current assets” when the customer contract is within 1 year of expiry, whereas they are recorded as “other assets” when the contract period is over 1 year.

Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives.

Long-term prepaid leased lines and rentals are amortized using a straight-line method over the lease period.

Long-term prepayment for lease of land are amortized over the period of the lease on a straight-line basis (Note 2.2).

2.9              Impairment of Assets

Assets that have an indefinite useful life are not subject to amortization, but are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2.10       Inventories

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

2.11       Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognized at fair value, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is recognized in the statements of income.

2.12       Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.13       Cash and Cash Equivalents

Cash and cash equivalents are carried at cost in the balance sheets. Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.14       Deferred Revenue

(a)   Advances from Customers

Advances from customers are amounts paid by customers for GSM and CDMA prepaid cards, GSM and CDMA prepaid service fees, Internet protocol (“IP”) telephone cards and other calling cards which cover future telecommunications services (over a period of 1 to 12 months). Customer advances are stated at the amount of proceeds received less the amount already recognized as revenues upon the rendering of services.

(b)   Deferred revenue

Upfront non-refundable revenue, including connection fee and receipts from activation of SIM/UIM cards relating to GSM and CDMA businesses, are deferred and recognized over the expected service period.

2.15       Employee Benefits

(a)   Retirement benefits

The Group’s contributions to the defined contribution retirement scheme are expensed as incurred, and for the contributions to the supplementary defined contribution retirement scheme, they are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(b)   Housing benefits

The Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred.

(c)   Share-based compensation cost

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. The Group recognizes the impact of the revision of original estimates, if any, in the statements of income, and a corresponding adjustment to equity over the remaining vesting period (Note 2.2).

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2.16       Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) as a result of past events, it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

2.17        Revenue Recognition

(a)          Revenue is recognized when it is probable that the economic benefits associated with a transaction will flow to the Group and when the revenue and cost can be measured reliably, on the following basis:

•      Usage fees are recognized when the service is rendered;

•      Monthly fees are recognized as revenue in the month during which the services are rendered;

•      Revenue from telephone cards, which represent prepaid service fees received from customers for telephone services, is recognized when the related service is rendered upon actual usage of the telephone cards by customers;

•      Leased lines and indefeasible rights of use (“IRU”) are treated as operating leases with rental income recognized on a straight-line basis over the lease term, except for the lease of specific and identified network assets that transfer substantially all the risks and rewards incidental to the ownership to the lessee, which is recognized as capacity sales;

•      Sales of telecommunications products, such as handsets, pagers and accessories etc, are recognized when title has been passed to the customers; and

•      Upfront non-refundable revenue, including connection fee and receipts from activation of SIM/UIM cards related to GSM and CDMA businesses, are capitalized and recognized over the expected service periods which are estimated based on the expected stabilized churn rates of subscribers (Note 2.2).

Revenue is stated net of business tax and government surcharges.

(b)   Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.

(c)   Dividend income

Dividend income is recognized when the rights to receive payment are established.

2.18       Leases (as the lessee)

(a)   Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the statements of income on a straight-line basis over the period of the lease.

(b)   Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recorded in the statements of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.19       Costs under Subscriber Point Reward Program

Under the subscriber point reward program, the estimated costs of providing telecommunications services or providing non-cash gifts are calculated based on the value of bonus points awarded to subscribers, which are recorded as selling and marketing expenses and accrued as a current liability when subscribers accumulate bonus points.

2.20       Borrowing Costs

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

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recorded as expenses when incurred.

The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varies from 3.60% to 5.58% for the year ended 31 December 2005 (2003: 4.44% to 5.76%; 2004: 4.78% to 5.73%).

2.21       Taxation

(a)   Income tax

Income tax is provided on the basis of income for statutory financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for tax purposes.

(b)   Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

2.22       Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.23       Related Parties

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

2.24       Investments

In 2003, the Group classified its investments in securities, other than subsidiaries, as non-trading securities and trading securities.

(a)   Non-trading securities

Investments which were held for non-trading purpose were stated at fair value at the balance sheet date. Changes in the fair value of individual securities were credited or debited to the investment revaluation reserve until the security was sold, or was determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, was dealt with in the statements of income.

Where there was objective evidence that individual investments were impaired the cumulative loss recorded in the revaluation reserve was taken to the statements of income.

(b)   Trading securities

Trading securities were carried at fair value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of trading securities were recognized in the statements of income. Incomes or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, were recognized in the statements of income as they arose.

Upon the sale of New Guoxin on December 31, 2003, there was no investment held by the Group for 2004 and 2005.

2.25       Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recorded because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recorded as a provision.

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

2.26       Earnings per Share and per American Depository Share (“ADS”)

Basic earnings per share is computed by dividing the income attributable to shareholders by the number of weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the income attributable to shareholders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted net earnings per ADS have been computed by multiplying the net income per share by 10, which is the number of shares represented by each ADS.

3.     FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed  to a variety of financial risks: market risk (including currency risk and fair value interest risk), credit risk, liquidity risk and cash flow interest-rate risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Risk management is carried out by the Group’s finance department, following the overall directions determined by the Board of Directors. The finance department identifies and evaluates financial risks in close co-operation with the Group’s operating units.

(a)       Market risk - Foreign exchange risk

The Group’s businesses are mainly conducted in RMB, except the Company and certain subsidiaries located in HK, Macau and USA. Dividends to shareholders are declared in RMB and paid in HK dollars. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollar and HK dollar. As of December 31, 2005, approximately RMB11,406 million of loans and RMB1,001 million of bank balances and cash and short-term bank deposits are denominated in US dollar and HK dollar (2004: RMB10,629 million of loans and RMB782 million of bank balances and cash and short-term bank deposits). The Group has not used any forward contracts or foreign currency swap arrangements to hedge its exposure to foreign currency risk. However, the Group’s treasury department in headquarter continuously monitors the foreign exchange risk regarding foreign currency loans and deposits.

(b)       Credit risk

The Group has no significant concentrations of credit risk. The extent of the Group’s credit exposure is represented by the aggregate balance of accounts receivable for services and amounts due from related parties and other operators.

The Group has policies that limit the amount of credit exposure to accounts receivable for services and amounts due from related parties and other operators. The normal credit period granted by the Group is an average 30 days from the date of invoice. The Group believes that adequate provision for uncollectible accounts receivable have been made.

(c)       Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the Group’s finance department aims to maintain flexibility in funding by keeping committed credit lines available.

(d)       Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Apart from this, the Group’s income and operating cash flows are substantially independent of changes in market interest rates.

The Group’s interest-rate risk arises from long-term bank loans. Bank loans issued at floating rates expose the Group to cash flow interest-rate risk. Bank loans and short-term bonds issued at fixed rates expose the Group to fair value interest-rate risk. As of December 31, 2005, approximately RMB7, 442 million of long-term loans (2004: approximately RMB27,292 million), RMB5,303 million (2004: approximately RMB8,231 million) of short-term loans and RMB9,866 million (2004: Nil) of short-term bonds were at fixed rates, while approximately RMB9,684 million (2004: approximately RMB9,932 million) of long-term loans and RMB1,722 million (2004: approximately RMB697 million) of short-term loans were at floating rates.

The Group does not expect any significant changes in interest rates which might materially affect the Group’s results of operations.

4.     CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

4.1      Accounting Estimates

(a)       Depreciation of property, plant and equipment

Depreciation of the Group’s property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to residual values over the estimated useful lives. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from property, plant and equipment. The Group uses estimates of useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expense may change. The cost and accumulated depreciation of property, plant and equipment as of December 31, 2005 amounted to RMB190.9 billion (2004: RMB173.8 billion) and RMB74.8 billion (2004: RMB55.3 billion), respectively.

(b)       Impairment of non-current assets

The Group tests whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated on Note 2.9. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is a significant change in management’s assumptions and the estimated recoverable amounts of the non-current assets, the Group’s future results would be affected.

In 2003, the Group has recorded an impairment loss for property, plant and equipment of the Guoxin Paging assets amounted to approximately RMB528 million as of June 30, 2003, based on their estimation of the discounted future net cash flows expected to arise from the continuing operations of the Paging business. Subsequently, the Group sold the paging business to Unicom Group on December 31, 2003, and recognized a disposal loss (difference between the sales proceeds and the carrying amount of the net assets of the paging business as of the effective date of the disposal) of approximately RMB663 million to the statement of income in 2003.

(c)       Provision for Doubtful Debts

Accounts receivables are stated at costs, less provision for doubtful debts. The Group evaluates specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. The Group records a provision based on its best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as of each period-end, the Group makes a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining balances. The Group makes such estimates based on its past experience, historical collection patterns, subscribers’ credit worthiness and collection trends. For the general subscribers of Cellular, Long Distance, Data and Internet services, the Group makes a full provision for receivables aged over 3 months, which is consistent with its credit policy with respect to relevant subscribers.

The Group’s estimates described above are based on historical experience, subscriber creditability and collection trends. If circumstances change (e.g. due to factors including developments in the Group’s business and the external market environment), the Group may need to re-evaluate its policies on doubtful debts, and make additional provisions in the future.

(d)       Provision for Subscriber Point Reward Program

The Group has implemented a subscriber Point Reward Program since 2004, which is a bonus point based scheme that rewards subscribers according to their service consumption, loyalty and payment history. The estimated liability is recognized based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified to exercise their redemption right at period/year end, and (iii) the estimated number of bonus points related to subscribers who have no right to redeem the incentives at period/year end, but who are expected to ultimately earn and claim awards under the Reward Program. If subscribers redeem rewards or their entitlements expire, the provision is adjusted accordingly. The Group has recognized the liability amounting to RMB337 million as of December 31, 2005 (2003: Nil; 2004: RMB40 million). As the Group has not had much historical incentive redemption experience in the past, the Group may need to re-assess estimates for accruing for the potential bonus point liability when there is a more stabilized and reliable historical redemption rate in future.

(e)       Income Tax and Deferred Taxation

Income tax is provided based on income before tax for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes and taking into consideration any preferential tax treatment to which the Group is entitled.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

In the preparation of the financial statements, the Group estimated its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. This process involves estimation made by the Group about its current tax exposure together with an assessment of temporary differences resulting from different treatment of items for tax and accounting purposes in order to determine the amount of tax provisions for the period. The Group believes that it has recorded adequate tax provisions based on its best estimates and assumptions. For the evaluation of temporary differences, the Group has assessed the likelihood that the deferred taxes could be recovered. Major deferred tax components relate to interest on loans from China-China-Foreign (“CCF”) joint ventures, loss arising from terminations of CCF arrangements (Note 9(f)), provisions for doubtful debts and write-down of inventory to net realizable value and additional depreciation deductible for tax purposes. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to RMB335 million as of December 31, 2005 (2004: RMB469 million). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from the continuing operations in the foreseeable future.

The Group believes it has recorded adequate current and deferred taxes based on prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxes may be necessary.

4.2      Accounting judgements

(a)       Capitalization of CDMA Customer Acquisition Costs

The Group has been operating the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, the Group began to offer certain promotional packages in the second half of 2002. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use at no additional charge during the specified contract periods, which range from 6 months to 2 years. In return, the subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given for their use. In addition, to secure contract performance, these subscribers are required under their contracts to (1) prepay certain amounts of service fees or deposits, (2) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate the Group for any loss in the event of the subscriber’s non-performance of related contractual obligations.

The Group considers the costs of the CDMA handsets provided to contractual subscribers under these promotional packages as customer acquisition costs for the development of these new CDMA contractual subscribers. Such customer acquisition costs are capitalized to the extent expected to be recoverable, and amortized over the contractual periods (not exceeding two years), over which future economic benefits are expected to flow to the Group in the form of minimum contract revenue (Note 8 and 12).

The Group determined its accounting policy for capitalization of customer acquisition costs of contractual CDMA subscribers after a careful evaluation of specific facts and circumstances, and believes that the capitalization of such costs is appropriate because future economic benefits are expected to flow to the Group in the form of future contractual revenues, taking into consideration (1) the historically high ARPUs and low churn rate, default or bad debt rates of these subscribers; (2) the Group’s established procedures in and the relative low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as non-refundable prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

Therefore, the Group believes that the capitalized customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalization and amortization of these customer acquisition costs is an appropriate accounting policy. Furthermore, the Group continuously assesses and evaluates the recoverability of these customer acquisition costs, based on detailed review of historical subscriber churn rates and estimated default rates. Based on the Group’s current assessment and evaluation, the Group believes that there is no significant problem in recovering the carrying amounts of the customer acquisition costs as of December 31, 2003, 2004 and 2005.

The Group has made the above recoverability assessments based on the current legal and operating environment relating to the subscribers’ contract performance and other information currently available. Actual results may differ significantly from the current situation and the Group’s current estimates. If the situation changes significantly in the future, the Group may need to accelerate the amortization of customer acquisition costs based on conditions at that time.

(b)       Lease of CDMA Network Capacity

(i)    Original CDMA lease agreements

A CDMA network capacity lease agreement has been signed by the Group and Unicom Group’s wholly-owned subsidiary, Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”). Pursuant to this CDMA lease agreement, Unicom New Horizon has agreed to lease the capacity of the CDMA network to the Group covering the 9 provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei and the 3 municipalities of Beijing, Shanghai and Tianjin. This lease became effective on 8 January 2002.

In addition, on December 31, 2002 and 2003, the Group acquired all the equity interests in Unicom New Century and Unicom New World, respectively, which together operate GSM and CDMA Cellular Businesses in another 12 provinces, 1 municipality and 5 autonomous regions in the PRC. Unicom New Century and Unicom New World have also respectively entered into a CDMA lease agreement with Unicom Group and Unicom New Horizon on similar terms and conditions. These lease agreements and the Group’s existing lease agreement will be referred to as the “Original CDMA Lease Agreements”.

According to the terms of the Original CDMA Lease Agreements, the initial lease period is for one year, renewable for additional one-year term at the Group’s option. The Group has the exclusive right to lease and operate the CDMA network capacity in the above regions. Also, the Group has the option to add or reduce the capacity leased by giving specified period of advance notice. The lease fee per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8%. In January 2004, the Group renewed the CDMA network capacity for an additional one-year term. The Group has the option to purchase the network assets based on the appraised value of the network determined by an independent appraiser.

The appropriate lease classification at the inception of the Original CDMA Lease Agreement was assessed. Factors and related implications considered include whether the Group has taken the risks and rewards of ownership of the CDMA assets. Furthermore, the Group has considered whether the existence of the purchase option and the annual renewal options, combined with the related economic penalties, risks and benefits, have caused the Group to take on risks and rewards similar to those that an owner of these assets would bear.

Unicom New Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all contracts with suppliers and constructors. The Group believes it only bears the risks associated with the operation of the CDMA business during the relevant leasing periods and are free from any ownership risks of the CDMA network. According to the terms of the Original CDMA Lease Agreements, the initial lease period was only one year, with renewal of additional one-year terms at the Group’s option. Accordingly, there was no predetermined lease period and minimum network capacity to be leased in future periods. The Group has the option to determine whether they will renew and continue the leases and how much capacity to lease. The Group also has the option to decide whether they will exercise the purchase option for the CDMA network at fair value based on the then market environment and future operating performance of the CDMA business subject to approvals obtained from the Company’s independent minority shareholders.

Accordingly, if the CDMA business turns out to be unsuccessful, the Group does not have the obligation to continue this CDMA lease arrangement or to exercise the purchase option.

In general, the classification of leases is dependent on whether the risks and rewards of ownership of the leased assets rest substantially with the lessor or the lessee. Leases that substantially transfer to the lessee all the risks and rewards of ownership of the leased assets are accounted for as finance leases; and leases where substantially all the risks and rewards of ownership of the leased assets remain with the lessor are accounted for as operating leases. When performing this assessment, the Group has considered a number of factors as stated above that required significant judgments.

At the inception of the Original CDMA Lease Agreements, there was a high degree of uncertainty related to the market condition and operating results of the CDMA business. It was highly uncertain whether the Group would continue to lease the network in the future or to estimate the future network capacity to be leased. The Group was also unable to determine whether or not they would exercise the purchase option. Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remained with Unicom Group and Unicom New Horizon, the Group accounted for the leasing of the CDMA network as operating leases for the initial lease periods, estimated to be three years, so as to reflect the respective rights and obligations of the relevant parties to the Original CDMA Lease Agreements.

(ii)   New CDMA lease agreement

On March 24, 2005, the Group entered into a new CDMA lease agreement (the “New CDMA Lease Agreement”) with Unicom Group and Unicom New Horizon to replace the Original CDMA Lease Agreements. Pursuant to the New CDMA Lease Agreement, the CDMA lease has an initial term of two years, the lease fee of the CDMA network shall be determined on the basis of the CUCL’s CDMA services revenue, details as follows:

•   In 2005, the lease fee shall be 29% of the audited CDMA service revenue of the lessee for that year, but shall not be less than 90% of the total amount of lease fee paid by the Group to Unicom New Horizon pursuant to the old lease agreement for 2004; and

•   In 2006, the lease fee shall be 30% of the audited CDMA service revenue of the lessee for that year, but shall not be less than 90% of the total amount of lease fee paid by the Group to Unicom New Horizon pursuant to the New CDMA Lease Agreement for 2005.

The major modifications which needed to be considered for impact on the accounting for the lease agreement are a change in the method of calculating leasing fee and a change in the initial lease term from 1 year to 2 years. Under the New CDMA Lease Agreement, the Group believes the uncertainties of the CDMA business continue to exist, particularly due to the fact that (i) the CDMA business still recorded a loss in 2005; (ii) the uncertainty of the future success of CDMA business arising from keen market competition; and (iii) the uncertainty in the future changes in technology, technological standards and government regulatory environment. At the inception of the New CDMA Lease Agreement, the Company was unable to determine whether it would renew the lease after the initial two-year lease term or whether it would exercise the purchase option. Given these uncertainties, the Group considered the risks associated with the ownership of the CDMA assets still substantially remained with Unicom Group and Unicom New Horizon, and has concluded the leasing of the CDMA network was classified as an operating lease.

At the end of the lease term, the Group will reassess the appropriate classification based on the relevant factors and circumstances available at that time. Based on the above accounting judgement made, the operating lease expense has been recorded in the statements of income since the commencement of the Original CDMA Lease Agreements and the New CDMA Lease Agreement, and the carrying value of the CDMA assets and the related liabilities have not been reflected in the balance sheets. For the year ended December 31, 2005, the lease expense of approximately RMB7.92 billion (2003: RMB3.52 billion; 2004: RMB6.59 billion) was recorded under the leased lines and network capacities in the statements of income.

5.     SEGMENT INFORMATION

The Group is organized into 5 business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

•      GSM Business — the provision of GSM telephone and related services;

•      CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement of CDMA network capacities from Unicom New Horizon (Note 4.2(b));

•      Data and Internet Business — the provision of domestic and international data, Internet and other related services; and

•      Long Distance Business — the provision of domestic and international long distance and other related services.

•      Paging Business — the provision of paging and related services (discontinued in 2004).

The Group’s primary measure of segment results is based on segment income or loss before taxation. Unallocated costs primarily represent corporate expenses and income taxes whilst unallocated income represents interest income that was not identifiable to different operating segments.

5.1      Business Segments

	2005							2004 (Restated)
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amount	Elimination	Total
Revenue (Turnover):
Usage fee	32,077,305	16,726,678	2,540,574	599,251	—		51,943,808	31,997,020	16,164,333	2,685,083	879,281	—		51,725,717
Monthly fee	6,840,720	4,905,538	—	—	—		11,746,258	6,922,400	4,638,024	—	—	—		11,560,424
Interconnection revenue	3,466,067	1,398,577	102,989	434,577	—		5,402,210	2,614,268	927,288	131,371	454,383	—		4,127,310
Rental income	—	—	393,659	489,969	—		883,628	—	—	344,014	512,134	—		856,148
Other revenue	9,751,436	4,546,143	12,745	776	—		14,311,100	5,975,264	2,648,029	502,266	2,211	—		9,127,770
Total services revenue	52,135,528	27,576,936	3,049,967	1,524,573	—		84,287,004	47,508,952	24,377,674	3,662,734	1,848,009	—		77,397,369
Sales of telecommunications products	3,174	2,743,337	7,226	8,090	—		2,761,827	4,128	1,668,444	14,782	2,401	—		1,689,755
Total revenue from external customers	52,138,702	30,320,273	3,057,193	1,532,663	—		87,048,831	47,513,080	26,046,118	3,677,516	1,850,410	—		79,087,124
Intersegment revenue	—	—	2,553,242	1,189,531	—	(3,742,773)	—	135,521	107,477	2,059,881	1,264,140	—	(3,567,019)	—
Total revenue	52,138,702	30,320,273	5,610,435	2,722,194	—	(3,742,773)	87,048,831	47,648,601	26,153,595	5,737,397	3,114,550	—	(3,567,019)	79,087,124
Leased lines and network capacities	(253,790)	(8,035,534)	(369,644)	(88,349)	—		(8,747,317)	(284,092)	(6,685,059)	(361,412)	(67,565)	—		(7,398,128)
Interconnection charges	(7,207,123)	(3,345,180)	(600,462)	(962,378)	—	3,742,773	(8,372,370)	(6,452,988)	(2,794,843)	(917,294)	(918,480)	—	3,567,019	(7,516,586)
Depreciation and amortization	(17,315,209)	(614,297)	(1,886,178)	(551,045)	(1,452)		(20,368,181)	(16,118,746)	(438,957)	(1,795,499)	(530,695)	(127,177)		(19,011,074)
Employee benefits expenses	(3,550,780)	(1,176,502)	(492,376)	(297,160)	(99,494)		(5,616,312)	(2,917,299)	(861,614)	(443,466)	(279,664)	(113,014)		(4,615,057)
Selling and marketing	(7,546,848)	(11,308,449)	(1,386,790)	(315,791)	—		(20,557,878)	(6,324,638)	(11,347,712)	(1,387,453)	(463,477)	—		(19,523,280)
General, administrative and other expenses	(8,054,364)	(2,537,950)	(867,670)	(259,705)	(21,871)		(11,741,560)	(7,068,838)	(2,206,458)	(865,889)	(320,115)	(38,941)		(10,500,241)
Cost of telecommunications products sold	(80,674)	(3,477,893)	(16,315)	(434)	—		(3,575,316)	(135,172)	(2,399,360)	(22,371)	(5,742)	—		(2,562,645)
Finance costs	(943,214)	(42,368)	(37,043)	(66,787)	(223,682)	213,773	(1,099,321)	(1,606,741)	(36,755)	(17,569)	(36,962)	(112,429)	114,381	(1,696,075)
Interest income	64,626	8,958	2,915	3,807	229,663	(213,773)	96,196	67,526	11,093	5,504	3,653	129,512	(114,381)	102,907
Other gains (loss), net	25,591	9,043	65	229	(3)		34,925	22,382	42,695	(1,195)	140	39,625		103,647
Segment income (loss) before income tax	7,276,917	(199,899)	(43,063)	184,581	(116,839)		7,101,697	6,829,995	(563,375)	(69,247)	495,643	(222,424)		6,470,592

Income tax expenses					(2,170,411)		(2,170,411)					(1,977,141)		(1,977,141)
Net income							4,931,286							4,493,451
Attributable to:
Shareholders of the Company							4,931,052							4,493,451
Minority interest							234							—
							4,931,286							4,493,451
Other information:
Provision for doubtful debts	867,154	458,161	139,327	33,868	—		1,498,510	1,317,374	645,470	164,514	64,462	—		2,191,820
Capital expenditures for segment assets (1)	7,333,030	—	1,962,796	2,162,637	6,154,335		17,612,798	6,396,406	—	2,444,623	1,949,202	7,373,877		18,164,108

	As of 31 December 2005							As of 31 December 2004 (Restated)
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
Total segment assets	107,723,037	4,087,906	7,518,912	17,794,349	55,667,580	(50,161,795)	142,629,989	102,693,857	7,119,115	9,470,980	18,042,840	62,101,761	(50,390,158)	149,038,395
Total segment liabilities	45,706,440	5,620,722	2,519,018	4,973,134	7,523,596		66,342,910	51,493,461	8,624,230	4,437,311	5,408,689	6,632,463		76,596,154

	2003 (Restated)
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Discontinued Operation Paging Business	Unallocated amounts	Elimination	Total
Revenue (Turnover):
Usage fee	29,072,249	11,671,523	2,443,610	1,148,040	—	—		44,335,422
Monthly fee	7,042,299	3,488,411	9,085	—	612,999	—		11,152,794
Interconnection revenue	1,926,907	607,830	361,514	365,724	1,654	—		3,263,629
Rental income	—	—	420,433	701,549	—	—		1,121,982
Other revenue	3,111,326	898,746	202,441	57,835	788,400	—		5,058,748
Total services revenue	41,152,781	16,666,510	3,437,083	2,273,148	1,403,053	—		64,932,575
Sales of telecommunications products	48,562	1,396,018	7,814	14,914	753,955	—		2,221,263
Total revenue from external customers	41,201,343	18,062,528	3,444,897	2,288,062	2,157,008	—		67,153,838
Intersegment revenue	41,057	41,725	1,826,222	866,728	230,075	—	(3,005,807)	—
Total revenue	41,242,400	18,104,253	5,271,119	3,154,790	2,387,083	—	(3,005,807)	67,153,838
Leased lines and network capacities	(339,410)	(3,576,498)	(294,888)	(78,027)	(80,084)	—	48,525	(4,320,382)
Interconnection charges	(5,478,520)	(1,684,749)	(732,210)	(752,521)	—	—	2,727,207	(5,920,793)
Depreciation and amortization	(13,091,129)	(306,754)	(1,305,239)	(419,346)	(1,144,922)	(91,126)		(16,358,516)
Employee benefits expenses	(2,605,475)	(660,894)	(525,726)	(333,051)	(415,554)	(55,553)		(4,596,253)
Selling and marketing	(4,762,505)	(9,092,060)	(883,495)	(405,904)	(126,018)	—	6,059	(15,263,923)
General, administrative and other expenses	(5,598,270)	(1,363,927)	(761,405)	(462,081)	(916,418)	(37,550)	489	(9,139,162)
Cost of telecommunications products sold	(530,024)	(1,699,974)	(22,250)	(4,231)	(907,697)	—	225,227	(2,938,949)
Loss on sale of discontinued operation (New Guoxin)	—	—					(663,279)	(663,279)
Finance costs	(1,764,010)	(32,078)	(62,791)	(56,946)	(5,238)	(40,727)	15,808	(1,945,982)
Interest income	58,006	7,013	4,589	3,400	9,099	106,734	(15,808)	173,033
Other (loss) gains, net	(11,649)	3,680	(4,741)	1,488	39,868	(10,615)		18,031
Segment income (loss) before income tax	7,119,414	(301,988)	682,963	647,571	(1,159,881)	(128,837)		6,197,663
Income tax expenses						(1,929,143)		(1,929,143)
Net income								4,268,520
Attributable to:
Shareholders of the Company								4,278,149
Minority interest								(9,629)
								4,268,520
Other information:
Provision for doubtful debts	1,116,523	397,810	125,676	75,870	34,008	—		1,749,887
Impairment loss recognized in the statement of income	—	—	—	—	528,048	—		528,048
Capital expenditures for segment assets (1)	8,906,166	—	4,128,985	2,555,252	35,126	4,129,690		19,755,219

	As of December 31, 2003 (Restated)
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Discontinued Operation Paging Business	Unallocated amounts	Elimination	Total
Total segment assets	106,824,362	5,355,721	8,611,873	19,061,967	—	63,234,534	(50,218,142)	152,870,315
Total segment liabilities	59,764,498	7,230,777	3,975,293	6,918,025	—	5,929,854		83,818,447

(1)             Capital expenditures classified under “Unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

5.2                   Geographical Segments

The users of the Group’s services are mainly in the PRC. There is no other geographical segment with segment revenue from customers outside of the PRC equal to or greater than 10% of total revenue.

Although the Group has its corporate headquarter in Hong Kong, a substantial portion of the Group’s non—current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group’s principal activities are conducted in the PRC. For the years ended December 31, 2003, 2004 and 2005, substantially all capital expenditures were incurred to acquire assets located in the mainland China. Less than 10% of the Group’s assets and operations are located outside the PRC. Accordingly, no geographical segment information is presented.

5.3                   Discontinued operation

The subsidiary that carried out the Paging Business, New Guoxin, was disposed of on December 31, 2003, which has been reported as a discontinued operation (Note 1.2).

6.     PROPERTY, PLANT AND EQUIPMENT

	2005						2004
	Buildings	Telecommuni- cations equipment	Office furniture, fixtures and others	Leasehold improvements	Construction in progress (“CIP”)	Total	Total
							Restated
Cost or valuation:

Beginning of year	15,394,795	128,530,475	5,103,469	1,112,408	23,694,508	173,835,655	155,313,692
Additions	70,669	681,730	362,792	40,839	16,456,768	17,612,798	18,811,959
Acquisition of Unicom International	—	—	—	—	—	—	57,425
Transfer from CIP	2,421,683	15,819,578	3,001,578	81,749	(21,324,588)	—	—
Disposals	(77,797)	(279,079)	(97,170)	(114,825)	—	(568,871)	(347,421)
End of year	17,809,350	144,752,704	8,370,669	1,120,171	18,826,688	190,879,582	173,835,655
Representing:
At cost	15,438,577	144,752,704	8,370,669	1,120,171	18,826,688	188,508,809	171,464,882
At valuation	2,370,773	—	—	—	—	2,370,773	2,370,773
	17,809,350	144,752,704	8,370,669	1,120,171	18,826,688	190,879,582	173,835,655
Accumulated depreciation and impairment:
Beginning of year	2,398,685	49,788,957	2,499,505	642,081	14,307	55,343,535	37,450,844
Charge for the year	1,285,243	17,360,339	1,071,238	214,681	—	19,931,501	18,175,605
Disposals	(62,401)	(206,386)	(68,274)	(114,825)	—	(451,886)	(282,914)
End of year	3,621,527	66,942,910	3,502,469	741,937	14,307	74,823,150	55,343,535
Net book value:
End of year	14,187,823	77,809,794	4,868,200	378,234	18,812,381	116,056,432	118,492,120
Beginning of year	12,996,110	78,741,518	2,603,964	470,327	23,680,201	118,492,120	117,862,848

During 2005, interest expense of approximately RMB683 million (2003: RMB604 million; 2004: RMB648 million) was capitalized to construction-in-progress.

Buildings of the Group were valued at March 31, 2000 by an independent property valuation firm in Hong Kong, using the replacement cost or open market value approach, as appropriate. The resulting revaluation surplus amounted to RMB177 million. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB8.80 million for the year ended December 31, 2005 (2003: RMB8.80 million; 2004: RMB8.80 million). As of December 31, 2005, the carrying amount of buildings would have been approximately RMB14,061 million (2004: RMB12,860 million) had they been stated at historical cost less accumulated depreciation. The directors considered the fair values of these buildings were not materially different from their carrying values as of December 31, 2005.

Telecommunications equipment held under finance leases represents wireless public phone equipment. As of December 31, 2005, net book value of wireless public phone equipment amounted to approximately RMB354 million (2004: RMB468 million) (Note 16).

For the year ended December 31, 2005, the Group recognized losses for disposal of property, plant and equipment of approximately RMB25.13 million (2003: RMB49.94 million; 2004: RMB10.54 million).

7.     GOODWILL

	2004	2005
Cost:
Goodwill arising from acquisitions	3,429,706	3,143,983
Negative goodwill arising from acquisition(Note 1)	(7,727)	—
	3,421,979	3,143,983

Less: Accumulated amortization	(285,723)	—
Accumulated amortization - negative goodwill	301	—
	3,136,557	3,143,983

Goodwill arising from the acquisitions of Unicom New Century and Unicom New World in 2002 and 2003 (Notes 1.1 and 20), represented the excess of the purchase considerations over the fair values of the separately identifiable net assets acquired.

From January 1, 2005, the Group ceased amortization of goodwill and the accumulated amortization as of December 31, 2004 was eliminated against the cost of goodwill (Note 2.2(c)).

Negative goodwill arising from the acquisition of Unicom International represented the excess of the fair value of the separately identifiable net assets acquired over the purchase consideration. Upon adoption of HKFRS 3, the negative goodwill has been derecognized at January 1, 2005, with corresponding adjustments to the opening balance of retained earnings of the Group (Note 2.2(c)).

Goodwill is allocated to the Group’s cash-generating units (“CGU”) identified according to business segments. The recoverable amount of goodwill is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management, including expected income margins, growth rates and the applicable discount rates. Management determined budgeted income margins based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the business segments. The discount rates used are pre-tax and reflect specific risks relating to the business. Based on management’s assessment, there was no impairment of goodwill as of December 31, 2005.

8.     OTHER ASSETS

	Note	2004	2005
		Restated
Direct incremental costs	2.2(d)	3,546,437	3,191,853
Customer acquisition costs of contractual CDMA subscribers	12(a), 4.2(a)	3,884,685	2,416,224
Purchased software		295,768	276,803
Prepaid rental and leased lines		958,886	858,661
Long-term prepayment for lease of land	2.2(a), (i)	411,940	696,913
Others		597,045	378,129

Total		9,694,761	7,818,583

For the year ended December 31, 2005, amortization of direct incremental costs for activating GSM and CDMA subscribers and customer acquisition costs of contractual CDMA subscribers amounted to RMB1,582 million (2003: RMB811 million; 2004: RMB936 million) and RMB5,948 million (2003: RMB5,837 million; 2004: RMB6,121 million), respectively, which had been included in selling and marketing expenses. For the year ended December 31, 2005, other amortization amounted to approximately RMB437 million (2003: RMB295 million; 2004: RMB664 million), which had been included in depreciation and amortization.

Note

(i)             The Group’s prepayment for lease of land represents prepaid operating lease payments for land use rights outside Hong Kong and their net book value are analyzed as follows:

	2004	2005
Held on:
Leases of 10 to 50 years	411,940	682,451
Leases of less than 10 years	—	14,462

	411,940	696,913

9.     TAXATION

Provision for taxation represents:

	2003	2004	2005
	Restated	Restated
Provision for enterprise income tax on the estimated taxable profits for the year	1,064,968	1,422,635	2,034,520
Deferred taxation	864,175	554,506	135,891
	1,929,143	1,977,141	2,170,411

(a)          There is no Hong Kong profits tax liability of the Company, as the Company does not have any assessable income sourced from Hong Kong for 2003, 2004 and 2005;

(b)         Unicom International assessed its income tax liabilities in Hong Kong using the tax rate of 17.5%. The income tax liability of Unicom International is about RMB1 million for 2005 (2004: Nil).

(c)          Unicom Macau assessed its income tax liabilities in Macau, using an aggregated tax rate from 3% to 12%. There is no Macau income tax liability for Unicom Macau for 2005 as it was in a loss making position in both years.

(d)         For 2004, both the tax liabilities of CUCL and Unicom New World were assessed in accordance with FIE (“Foreign Investment Enterprises”) taxation requirements on a consolidated basis as two single entities and settled centrally in Beijing as approved by the tax authority.

For 2005, the tax liabilities of CUCL and Unicom New World were assessed on a consolidated basis as a single entity and settled centrally in Beijing since the legal entity of Unicom New World was dissolved and the operations of Unicom New World were combined with CUCL.

(e)        Various provincial branches/municipal cities of CUCL and Unicom New World were granted the preferential treatment by tax authorities to assess their enterprise income tax at the rates of 30%, 15% or 10% in years 2003, 2004 and 2005. The remaining provincial branches were assessed at the standard tax rate of 33%.

Reconciliation between income tax expense and accounting income at applicable tax rates:

	2003	2004	2005
	Restated	Restated
PRC
Statutory tax rate (33%)	33.0%	33.0%	33.0%
Non-deductible expenses	1.9%	3.2%	1.9%
Non-taxable income
-Connection fee	(1.3%)	(2.1%)	(1.2%)
-Interest income	(0.6%)	(0.7%)	(0.1%)
-Line leasing income	—	(0.1%)	(0.1%)
Impact of PRC preferential tax rates	(1.5%)	(2.1%)	(2.2%)
Increase in opening deferred tax assets resulting from an increase in tax rate	(1.9%)	(0.4%)	—
Additional expense deductible for tax purpose	(0.9%)	—	—
Write-off of deferred tax assets previously recognized for New Guoxin	2.5%	—	—
Investment tax credits for domestic equipment (Note e)	—	(0.2%)	(0.7%)
Effective tax rate	31.2%	30.6%	30.6%

Tax effect of preferential tax rate was as follows:

	2003	2004	2005
	Restated	Restated
Aggregate amount (RMB in millions)	97	135	155
Per share effect (RMB)	0.008	0.011	0.012

(e)          For 2003, 2004 and 2005, tax credits represented investment tax credits relating to the additions of certain domestic equipment that were deductible against current tax.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	2004	2005
	Restated
Deferred tax assets:
-Deferred tax asset to be recovered after 12 months	1,338,415	1,004,323
-Deferred tax asset to be recovered within 12 months	606,009	737,740
	1,944,424	1,742,063
Deferred tax liabilities:
-Deferred tax liabilities to be settled after 12 months	(1,475,650)	(1,278,531)
-Deferred tax liabilities to be settled within 12 months	—	(128,298)
	(1,475,650)	(1,406,829)
Net deferred tax assets after offsetting:	468,774	335,234
Deferred tax liabilities that can not be offset:	(3,262)	(5,613)

There were no material unrecognized deferred tax assets as of December 31, 2004 and 2005.

The movement on the net deferred tax assets/liabilities is as follows:

	2003	2004	2005
	Restated	Restated
The net deferred tax assets after offsetting :
- Beginning of year	1,886,283	1,022,108	468,774
- Deferred tax charged to the statements of income	(864,175)	(553,334)	(133,540)
- End of year	1,022,108	468,774	335,234
The deferred tax liabilities that cannot be offset:
- Beginning of year	—	—	(3,262)
- Acquisition of a subsidiary	—	(2,090)	—
- Deferred tax charged to the statements of income	—	(1,172)	(2,351)
- End of year	—	(3,262)	(5,613)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences:

	Note	2004	2005
	Restated
PRC Enterprises
Deferred tax assets:
Interest on loans from CCF joint ventures	(f)	150,954	96,012
Loss arising from terminations of CCF Arrangements	(f)	174,637	111,003
Provision for impairment loss for property, plant and equipment		4,721	4,721
Provision for doubtful debts		526,514	399,590
Write-down of inventories to net realizable value		39,103	43,780
Accruals of retirement benefits		6,678	4,670
Additional depreciation deductible for tax in future years		18,258	12,361
Monetary housing benefits		17,171	11,784
Differences on tax basis for the residual value of property, plant and equipment		10,045	10,045
Net amount of deferral and amortization of upfront non-refundable revenue		979,603	891,467
Accruals of expenses not yet deductible for tax purpose		—	137,279
Others		16,740	19,351
		1,944,424	1,742,063
Deferred tax liabilities
Accelerated depreciation for tax purpose		(23,018)	—
Net amount of capitalization and amortization of direct incremental costs		(1,053,760)	(925,462)
Capitalized interest already deducted for tax purpose		(398,872)	(481,367)
		(1,475,650)	(1,406,829)

		468,774	335,234
Hong Kong Enterprises
Deferred tax liabilities:
Accelerated depreciation for tax purpose		(3,262)	(5,613)

(f)            Prior to 2000, in the process of developing its cellular networks, the GSM Business has entered into cooperation agreements with certain contractual joint ventures (the “CJVs”) established in the PRC. Each CJV was established by one or more Chinese enterprises and one or more foreign parties. The aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangement (the “CCF Arrangements”). Pursuant to the CCF Arrangements, the CJVs have extended funding to the GSM Business for the construction of telecommunications systems and network equipment in the PRC. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interest had been accrued by the GSM Business based on the funds provided by the CJVs at the then prevailing market borrowing rates. All CCF Arrangements had been terminated in 1999 and 2000, the related loss on the termination of CCF Arrangements was charged to the statements of income as incurred. Pursuant to the approval of relevant tax authorities, all the interest costs and the loss on termination of these CCF Arrangements can be deducted against current taxable income over 7 years. The resulting deferred tax assets were recognized accordingly.

10.  INVENTORIES

	2004	2005
Handsets	2,045,502	1,121,288
Telephone cards	832,050	592,490
Others	237,080	394,034
	3,114,632	2,107,812

The cost of inventories recognized as expense and included in cost of telecommunications product sold amounted to RMB3,575 million (2003: RMB2,857 million; 2004: RMB2,524 million).

For the year ended December 31, 2005, the write-down of inventories to net realizable value amounted to RMB20 million (2003: RMB47 million; 2004: RMB69 million), which was mainly due to the decline of market values of handsets. There has been no reversal of write-down of inventories, arising from an increase in net realizable value, during the years presented.

11.  ACCOUNTS RECEIVABLE, NET

		2004	2005
Accounts receivable for GSM services		4,464,963	4,021,887
Accounts receivable for CDMA services		3,448,273	2,648,504
Accounts receivable for Data and Internet services		537,418	522,579
Accounts receivable for Long Distance services		712,833	444,010
Sub-total		9,163,487	7,636,980

Less:	Provision for doubtful debts for GSM services	(2,521,313)	(1,821,057)
	Provision for doubtful debts for CDMA services	(1,110,024)	(954,185)
	Provision for doubtful debts for Data and Internet services	(200,373)	(83,711)
	Provision for doubtful debts for Long Distance services	(101,797)	(229,598)

		5,229,980	4,548,429)

The aging analysis of accounts receivable was as follows:

	2004	2005
Not yet due (within credit period)	3,595,337	2,884,068
Due within three months	1,373,240	1,062,895
Three months to one year	2,131,065	1,636,529
More than one year	2,063,845	2,053,488

	9,163,487	7,636,980

The normal credit period granted by the Group is on average 30 days from the date of invoice.

There is no concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.

Provision for doubtful debts was analyzed as follows:

	2004	2005
Balance, beginning of year	3,488,959	3,933,507
Provision for the year	2,191,820	1,498,510
Acquisition of Unicom International	9,306	-
Written-off during the year	(1,756,578)	(2,343,466)

Balance, end of year	3,933,507	3,088,551

12.  PREPAYMENTS AND OTHER CURRENT ASSETS

	Note	2004	2005
Prepaid rental		277,999	322,243
Deposits and prepayments		1,334,220	973,698
Interest receivable		1,414	1,880
Advances to employees		164,386	163,838
Customer acquisition costs of contractual CDMA subscribers	(a)	860,225	527,577
Others		421,470	353,231

		3,059,714	2,342,467

The aging analysis of prepayments and other current assets was as follows:

	2004	2005
Within one year	2,855,331	2,249,097
Over one year	204,383	93,370

	3,059,714	2,342,467

Note

(a)  For the year ended December 31, 2005, amortization of customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB5,948 million (2003: RMB5,837 million; 2004: RMB6,121 million), which was recorded in “selling and marketing” expenses. As of December 31, 2005, the carrying amount of unamortized customer acquisition costs of contractual CDMA subscribers totalled approximately RMB2,944 million (2004: RMB4,745 million), with approximately RMB528 million (2004: RMB860 million) recorded in “prepayment and other current assets” (for contracts expiring within 1 year) and approximately RMB2,416 million (2004: RMB3,885 million) recorded in “other assets” (for contracts expiring over 1 year) (Note 8).

13.  BANK BALANCES AND CASH

	2004	2005
Cash and cash equivalents	4,629,553	5,471,576
Restricted bank deposits	25,911	—

	4,655,464	5,471,576

The effective interest rate on cash and cash equivalents ranges from 0.72% to 4.32% (2003: from 0.72% to 1.69%; 2004: from 0.72% to 2.63%); the bank deposits have an average maturity of 45 days.

As of December 31, 2005, no bank balances (2003: RMB50 million; 2004: RMB26 million) was restricted by the bank to secure long-term bank loans.

14.  SHARE CAPITAL

	2004	2005
	HK$’000	HK$’000
Authorized:
30,000,000,000 ordinary shares of HK$0.1 each	3,000,000	3,000,000

	Number of shares (’000)	Ordinary shares (HK$’000)	Share capital (RMB’000 equivalent)	Share premium	Total
At January 1, 2004	12,553,172	1,255,317	1,331,390	52,483,266	53,814,656
Employee share option scheme
–proceeds from shares issued(Note 28)	10,320	1,032	1,097	63,028	64,125

At December 31, 2004	12,563,492	1,256,349	1,332,487	52,546,294	53,878,781
Employee share option scheme
–proceeds from shares issued(Note 28)	10,773	1,077	1,134	54,720	55,854
At December 31, 2005	12,574,265	1,257,426	1,333,621	52,601,014	53,934,635

The total authorized number of ordinary shares is 30 billion ordinary shares (2004: 30 billion ordinary shares) with a par value of HK$0.10 per share (2004: HK$0.10 per share). All issued shares are fully paid.

Increase of 10,773,200 ordinary shares in year 2005 (2004: 10,320,000) represented the ordinary shares issued under the share option scheme (Note 28(g)).

15.  LONG-TERM BANK LOANS

	Interest rates and final maturity	2004	2005

RMB denominated bank loans	Fixed interest rate ranging from 3.60% to 5.58% (2004: 4.78% to 5.73%) per annum with maturity through 2010 (2004: maturity through 2010) (Note(a))
- secured		6,804,566	755,000
- unsecured		20,487,127	6,687,468

		27,291,693	7,442,468

USD denominated bank oans	Floating interest rate of USD LIBOR plus interest margin of 0.28% to 0.44% (2004: 0.28% to 0.44%) per annum with maturity through 2010 (2004: maturity through 2010) (Note (b))	9,931,800	9,684,240

Less: Current portion		(11,086,305)	(5,145,190)

		26,137,188	11,981,518

The repayment schedule of the long-term bank loans is as follows:

	2004	2005

Balances due:
- not later than one year	11,086,305	5,145,190
- later than one year and not later than two years	10,226,776	9,639,408
- later than two years and not later than five years	14,092,792	2,342,110
- thereafter	1,817,620	—

	37,223,493	17,126,708
Less: Portion classified as current liabilities	(11,086,305)	(5,145,190)

	26,137,188	11,981,518

Notes

(a)           As of December 31, 2005, long-term bank loans of the Group denominated in RMB were secured by the following:

(i)

Approximately RMB755 million (2004: RMB6,805 million) of long-term bank loans were collateralized by the future service fee revenue to be generated by the cellular business of the relevant branches. No long-term bank loans were guaranteed by Unicom Group (2004: RMB2,824 million);

(ii)	There were no long-term bank loans which had collateral comprising of restricted bank deposits (2004: RMB26 million).

(b)         On September 26, 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD0.7 billion. This facility was split into 3 tranches (i) USD0.2 billion 3-year loan; (ii) USD0.3 billion 5-year loan; and (iii) USD0.2 billion 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche respectively. In October 2003, the Company and CUCL entered into an agreement, under which the Company lent the proceeds from the bank loans to CUCL with similar terms to finance the network construction of CUCL.

In addition, on February 25, 2004, CUCL signed an agreement with various financial institutions for a long-term syndicated loan of USD0.5 billion to finance working capital and network construction expenditure. This facility was repayable in 3 years and carried an interest rate of 0.40% over US dollar LIBOR per annum.

(c)          The carrying amounts of long-term bank loans approximate their fair value.

16.  OBLIGATIONS UNDER FINANCE LEASES

Obligations under finance leases were analyzed as follows:

	2004	2005

Total minimum lease payments under finance leases:
- not later than one year	938,189	443,400
- later than one year and not later than two years	405,453	152,058
- later than two years and not later than five years	74,078	875
- later than five years	137,104	—

	1,554,824	596,333
Less: Future finance charges	(127,679)	(30,335)

Present value of minimum obligations	1,427,145	565,998

Representing obligations under finance leases:
- current liabilities	938,189	420,631
- non-current liabilities	488,956	145,367

The present value of obligations under finance leases:
- not later than one year	938,189	420,631
- later than one year and not later than two years	358,850	144,541
- later than two years and not later than five years	60,692	826
- later than five years	69,414	—

	1,427,145	565,998
Less: Portion classified as current liabilities	(938,189)	(420,631)

	488,956	145,367

Obligations under finance leases were mainly related to wireless public phone equipment (Note 6).

For 2003, 2004 and 2005, interest rates of obligations under finance leases ranged from 4% to 6% per annum.

The carrying amounts of obligations under finance leases approximate their fair value.

17.  PAYABLES AND ACCRUED LIABILITIES

	Note	2004	2005

Payables to contractors and equipment suppliers		10,592,518	11,156,462
Accrued expenses		1,315,417	1,835,353
Payables to telecommunications products suppliers		1,772,693	1,372,853
Customer deposits		1,370,015	1,456,601
Salary and welfare payables		465,154	464,372
Amounts due to Services Provider / Content Provider		573,804	716,180
Provision for subscriber points expenses	4.1(d)	39,766	337,414
Maintenance expense payable		138,301	542,540
Other	(a)	518,081	644,853

		16,785,749	18,526,628

(a)             Other included miscellaneous accruals for housing fund and other government surcharges.

The aging analysis of payables and accrued liabilities was as follows:

	2004	2005

Less than six months	13,343,784	11,260,366
Six months to one year	2,257,802	4,766,400
More than one year	1,184,163	2,499,862

	16,785,749	18,526,628

18.  SHORT-TERM BONDS

On July 19, 2005, CUCL completed an offering of short-term bonds, consisting of two tranches, in the PRC interbank debenture market. The first tranche of the bonds was issued for an aggregate amount of RMB9.0 billion with a maturity period of 365 days. The second tranche of the bonds was issued for an aggregate amount of RMB1.0 billion with a maturity period of 180 days. The effective interest rate as of December 31, 2005 was 2.89%.

19.  SHORT-TERM BANK LOANS

Supplemental information with respect to short-term bank loans was as follows:

				Average
		Weighted	Maximum	amount
		average	amount	outstanding	Weighted average
	Balance at	interest rate	outstanding	during the	interest rate
	year end	at year end	during the year	year*	during the year**
		per annum			per annum

December 31, 2004
RMB denominated bank loans (Note (a))
- secured	100,000
- unsecured	8,131,431
	8,231,431	4.86%	10,975,199	9,603,315	5.06%

HK$ denominated bank loans
- unsecured (Note (b))	696,986	0.90%	696,986	348,493	1.08%
	8,928,417

December 31, 2005
RMB denominated bank loans (Note (a))
- secured	1,000,000
- unsecured	4,302,661
	5,302,661	4.86%	10,046,495	6,767,046	4.86%

HK$ denominated bank loans
- unsecured (Note (b))	1,721,697	3.10%	1,761,748	1,209,342	2.00%
	7,024,358

*                 The average amount outstanding was computed by dividing the total of outstanding balance as of January 1 and December 31, as applicable, by 2.

**          The weighted average interest rate is computed by dividing the total of weighted average interest rates as of January 1 and December 31, as applicable, by 2.

Notes

(a)          As of December 31, 2005, there were no short-term bank loans guaranteed by Unicom Group (2004: RMB3,397 million).

As of December 31, 2005, there were no short-term bank loans secured by future service fee revenue to be generated by the cellular business (2004: RMB100 million).

As of December 31, 2005, approximately RMB1,000 million (2004: Nil) of short-term loan was borrowed from Zhonghai Trust Investment Co., Ltd., and guaranteed by Industrial and Commercial Bank of China Beijing branch to finance working capital of the Group. The loan will be repayable in 1 year and carries an interest rate of 4.30% per annum.

(b)         As of December 31, 2005, HK$ denominated short-term bank loans of the Group of approximately HK$1,655 million (equivalent to approximated RMB1,722 million) (2004: HK$655 million, equivalent to approximated RMB697 million) were borrowed to finance the working capital of the Group. The bank loans were repayable in 1 year and carried an interest rate of 0.22% to 0.25% (2004:0.22%) over HIBOR per annum.

(c)          The carrying amounts of short-term loans approximate their fair value.

20.  INVESTMENT IN SUBSIDIARIES

As of December 31, 2005, the details of the Company’s subsidiaries were as follows:

		Percentage of
	Place and date of	equity interests		Particular of
	incorporation and	held		issued share
Name	legal entity	Direct	Indirect	capital	Principal activities

China Unicom Corporation Limited (On September 1, 2005, CUCL combined with Unicom New World, and Unicom New World was legally dissolved)	The PRC, April 21, 2000, limited liability company	100.00%	—	47,425,763	Telecommunications operation

Unicom New Century (BVI) Limited	British Virgin Islands, October 23, 2002, limited liability company	100.00%	—	12	Investment holding

Unicom New World (BVI) Limited	British Virgin Islands, November 5, 2003, limited liability company	100.00%	—	1	Investment holding

China Unicom International Limited	Hong Kong, May 24, 2000, limited liability company	100.00%	—	106	Telecommunications service

China Unicom USA Co.	USA, May 24, 2002, corporation	—	100%	83	Telecommunications service

China Unicom (Macau) Company Limited	Macau, October 15, 2004, limited liability company	99.00%	1.00%	60,894	Telecommunications operation

Unicom Huasheng Telecommunications Technology Company Limited	The PRC, July 1, 2005, limited liability company	—	95.00%	50,000	Telecommunication products sales

21.  REVENUE (TURNOVER)

Revenue primarily comprises usage fees, monthly fees, interconnection revenue, rental income from leased lines and IRU, and sales of telecommunications products earned by the Group from GSM, CDMA, data, Internet, long distance and Paging. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry (“MII”) and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to RMB2,166 million for the year ended December 31, 2005 (2003: RMB1,793 million; 2004: RMB2,051 million).

The major components of revenue are as follows:

	Note	2003	2004	2005
		Restated	Restated
GSM Business
Usage fee	(a) (i)	29,072,249	31,997,020	32,077,305
Monthly fee	(b)	7,042,299	6,922,400	6,840,720
Interconnection revenue	(c)	1,926,907	2,614,268	3,466,067
Other revenue	(e)	3,111,326	5,975,264	9,751,436

Total GSM service revenue		41,152,781	47,508,952	52,135,528

CDMA Business
Usage fee	(a) (i)	11,671,523	16,164,333	16,726,678
Monthly fee	(b)	3,488,411	4,638,024	4,905,538
Interconnection revenue	(c)	607,830	927,288	1,398,577
Other revenue	(e)	898,746	2,648,029	4,546,143

Total CDMA service revenue		16,666,510	24,377,674	27,576,936

Data and Internet Business
Usage fee	(a) (ii)	2,443,610	2,685,083	2,540,574
Monthly fee	(b)	9,085	-	-
Interconnection revenue	(c)	361,514	131,371	102,989
Rental income	(d)	420,433	344,014	393,659
Other revenue	(e)	202,441	502,266	12,745

Total Data and Internet service revenue		3,437,083	3,662,734	3,049,967

Long Distance Business
Usage fee	(a)(ii)	1,148,040	879,281	599,251
Interconnection revenue	(c)	365,724	454,383	434,577
Rental income	(d)	701,549	512,134	489,969
Other revenue	(e)	57,835	2,211	776

Total Long Distance service revenue		2,273,148	1,848,009	1,524,573

Paging Business
Monthly fee	(b)	612,999	—	—
Interconnection revenue	(c)	1,654	—	—
Other revenue	(e)	788,400	—	—

Total Paging revenue		1,403,053	—	—

Total service revenue		64,932,575	77,397,369	84,287,004

Sales of telecommunications products		2,221,263	1,689,755	2,761,827

Total revenue		67,153,838	79,087,124	87,048,831

Notes

(a)   Usage fees comprise:

(i)             charges for incoming and outgoing calls made by cellular subscribers including charges for local calls, domestic direct dial (“DDD”) and international direct dial (“IDD”) as well as roaming fees for calls made by cellular subscribers outside their local service areas; and

(ii)          charges for IP telephone calls, data and Internet services and fixed line long distance calls.

(b)       Monthly fees represent fixed amounts charged to cellular, data, Internet and paging subscribers on a monthly basis for maintaining their access to the related services.

(c)        Interconnection revenue represents amounts received from other operators, including Unicom Group, for calls from their networks to the Group’s networks. It also includes roaming-in fees received from other operators, including Unicom Group, for calls made by their subscribers using the Group’s cellular networks (Notes 32.1(a) and 32.2(a)).

(d)       Rental income represents rentals received for leasing of transmission lines and IRU to Unicom Group, business customers or other Domestic Carriers in the PRC.

(e)        Other revenue mainly represents revenue from the provision of value-added services such as short message, CDMA1X wireless data services and secretarial services to subscribers.

22.  EXPENSES BY NATURE

The following expenses are analyzed by nature:

	Note	2003	2004	2005
		Restated	Restated
After charging/(crediting):

Depreciation:
— Assets held under finance leases		12,154	111,473	187,733
— Other fixed assets		15,936,340	18,064,132	19,743,768
Total depreciation	2.2(a), 6	15,948,494	18,175,605	19,931,501

Amortization:
— Goodwill	2.2(c), 7	115,260	171,184	—
— Other amortization	8	294,762	664,285	436,680
Total amortization		410,022	835,469	436,680

Amortization of direct incremental costs for activating cellular subscribers	2.2(d)	811,466	936,105	1,582,282

Amortization of customer acquisition costs of contractual CDMA subscribers	12(a)	5,836,587	6,120,737	5,947,631

Provision for doubtful debts:
— GSM Business		1,116,523	1,317,374	867,154
— CDMA Business		397,810	645,470	458,161
— Data and Internet Business		125,676	164,514	139,327
— Long Distance Business		75,870	64,462	33,868
— Paging Business		34,008	—	—
Total provision for doubtful debts	11	1,749,887	2,191,820	1,498,510

Write-down of inventories to net realizable value		47,101	69,475	20,392

Employee benefit expenses	23	4,596,253	4,615,057	5,616,312

Cost of inventories	10	2,857,138	2,524,483	3,575,316

Auditors’ remuneration		54,003	57,522	59,884

Operating lease expense:
— Leased lines		805,018	809,202	822,673
— CDMA network capacities	4.2(b)	3,515,364	6,588,926	7,924,644
— Lease of land	2.2(a)	26,777	26,000	28,403
— Other lease expense		882,671	1,042,020	1,129,115
Total operating lease expense		5,229,830	8,466,148	9,904,835

Other expenses:
— Repair and maintenance		1,387,466	1,648,986	2,397,501
— Traveling, entertainment and meeting		1,242,166	1,322,438	663,774
— Power and water charges		1,313,099	1,763,766	2,219,480
— Office expenses		749,080	706,892	986,502

23.  EMPLOYEE BENEFIT EXPENSES

	Note	2003	2004	2005
		Restated	Restated

Salaries and wages		3,676,168	3,647,629	4,268,004
Contributions to defined contribution pension schemes	24	273,182	244,397	412,825
Contributions to supplementary defined contribution pension schemes	24	39,854	41,596	58,222
Special monetary housing benefits	25	109,210	21,907	41,136
Contributions to other housing fund	25	170,614	224,686	280,393
Other housing benefits	25	305,518	345,885	447,315
Share-based compensation costs	2.2(b)	21,707	88,957	108,417

		4,596,253	4,615,057	5,616,312

23.1        Directors’ and senior management’s emoluments

The remuneration of every Director for the year ended December 31, 2003 is set out below:

Name of Director	Note	Fees	Salary and allowances	Bonuses paid and payable	Other benefits(a)	Contributions to pension schemes	Total

Yang Xianzu	(b)	—	1,700	5,384	—	29	7,113
Wang Jianzhou	(c)	—	2,338	1,488	—	41	3,867
Shi Cuiming	(d)	—	1,806	1,116	—	13	2,935
Lo Wing Yan, William		—	2,072	850	—	13	2,935
Ye Fengping		—	1,435	850	—	10	2,295
Ge Lei	(e)	319	—	—	—	—	319
Lee Hon Chiu	(f)	319	—	—	—	—	319
Wu Jinglian		319	—	—	—	—	319
Craig O.McCaw	(g)	319	—	—	—	—	319
Shan Weijian		319	—	—	—	—	319
Total		1,595	9,351	9,688	—	106	20,740

The remuneration of every Director for the year ended December 31, 2004 is set out below:

Name of Director	Note	Fees	Salary and allowance	Bonuses paid and payable	Other benefits(a)	Contributions to pension schemes	Total

Chang Xiaobing	(h)	—	76	—	—	1	77
Shang Bing	(i)	—	347	201	—	5	553
Tong Jilu	(j)	—	1,655	879	—	28	2,562
Zhao Le	(k)	—	1,316	668	—	12	1,996
Lo Wing Yan, William		—	2,105	274	—	13	2,392
Ye Fengping		—	1,434	730	—	13	2,177
Wang Jianzhou	(c)	—	2,160	—	—	54	2,214
Shi Cuiming	(d)	—	150	2,921	—	2	3,073
Ge Lei	(e)	27	—	—	—	—	27
Liu Yunjie	(l)	292	—	—	—	—	292
Craig O.McCaw	(g)	319	—	—	—	—	319
Lee Hon Chiu	(f)	116	—	—	—	—	116
Wu Jinglian		319	—	—	—	—	319
Shan Weijian		319	—	—	—	—	319
Cheung Wing Lam Linus	(m)	203	—	—	—	—	203
Total		1,595	9,243	5,673	—	128	16,639

The remuneration of every Director for the year ended December 31, 2005 is set out below:

Name of Director	Note	Fees	Salary and allowances	Bonuses paid and payable	Other benefits(a)	Contributions to pension schemes	Total

Chang Xiaobing	(h)	—	2,525	1,669	—	19	4,213
Shang Bing	(i)	—	2,209	1,285	—	19	3,513
Tong Jilu	(j)	—	1,788	1,038	—	19	2,845
Li Qiuhong	(n)	—	672	335	—	6	1,013
Zhao Le	(k)	—	809	410	—	7	1,226
Lo Wing Yan, William		—	2,074	277	513	13	2,877
Ye Fengping		—	1,420	712	—	13	2,145
Liu Yunjie	(l)	316	—	—	—	—	316
Craig O.McCaw	(g)	114	—	—	—	—	114
Wu Jinglian		316	—	—	—	—	316
Shan Weijian		316	—	—	—	—	316
Cheung Wing Lam Linus	(m)	316	—	—	—	—	316
Total		1,378	11,497	5,726	513	96	19,210

Notes

(a)             Other benefits include the benefits related to share options;

(b)            Mr. Yang Xianzu resigned as chairman on August 28, 2003;

(c)             Mr. Wang Jianzhou resigned as Chairman on November 5, 2004;

(d)            Mr. Shi Cuiming resigned as Executive Director on February 1, 2004;

(e)             Mr. Ge Lei resigned as Non-Executive Director on February 1, 2004;

(f)               Mr. Lee Hon Chiu resigned as Independent Non-Executive Director on May 12, 2004;

(g)            Mr. Craig O. McCaw resigned as Independent Non-Executive Director on May 12, 2005;

(h)            Mr. Chang Xiaobing was appointed as Chairman on December 21, 2004;

(i)                Mr. Shang Bing was appointed as Executive Director on November 5, 2004;

(j)                Mr. Tong Jilu was appointed as Executive Director on February 1, 2004;

(k)             Mr. Zhao Le was appointed as Executive Director on February 1, 2004 and resigned as Executive Director on July 19, 2005;

(l)                Mr. Liu Yunjie was appointed as Non-Executive Director on February 1, 2004;

(m)          Mr. Cheung Wing Lam, Linus was appointed as Independent Non-Executive Director on May 12, 2004; and

(n)            Mr. Li Qiuhong was appointed as Executive Director on July 19, 2005.

During 2005, no share options were granted to the directors (2003: 2,772,000; 2004: 4,020,000) and no directors waived the right to receive emoluments during the year. (2003 and 2004: Nil)

During 2003, 2004 and 2005, the Company did not incur any payment to any director for loss of office or as inducement to any director to join the Company.

23.2    Five highest paid individuals

The five individuals whose emoluments were the highest of the Group for 2003, 2004 and 2005 were all directors of the Company whose emoluments are reflected in the analysis presented above.

24.  RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make defined contributions to the pension scheme at the rate of 19% for the year ended December 31, 2005 (2003 and 2004: 19%) of the employees’ basic salaries. Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from August 11, 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established. Under this plan, the Group makes a monthly defined contribution of 2% to 16% (2003: 2% to 6%; 2004: 2% to 24%) of the monthly salary of each employee. There were no vested benefits attributable to past services upon adoption of the plan.

Retirement contributions charged to the statements of income were as follows:

	2003	2004	2005

Contributions to defined contribution pension schemes	273,182	244,397	412,825
Contributions to supplementary defined contribution pension schemes	39,854	41,596	58,222

25.  HOUSING BENEFITS

Under housing reform schemes in accordance with government regulations at the provincial level in the PRC, the Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. In the case of New Guoxin, the living quarters were provided by China Telecom prior to the establishment of New Guoxin and the related benefits were not charged to the Group. In the case of the GSM Business, certain of these living quarters were provided by Unicom Group and the related benefits were not charged to the Group. Housing benefits which were not charged to the Group amounted to approximately RMB14.9 million for 2005 (2003: RMB18.5 million; 2004: RMB14.9 million).

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

In addition, all of the full time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Group is required to make annual contributions to the housing fund at a rate of 10% (2003 and 2004: 10%) of the employees’ basic salaries.

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

The Group accrues for each annual payment upon the fulfillment of the above criteria by the employees, at which time the liability is considered to have established.

For the years ended December 31, 2003, 2004 and 2005, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the years ended December 31, 2003, 2004 and 2005 amounted to approximately RMB109.2 million, RMB21.9 million and RMB41.1 million respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits since they did not achieve their annual performance budget in 2003, 2004 and 2005 and accordingly, no provision for such benefits was made.

The expenses incurred by the Group in relation to the housing benefits described above are as follows (excluding those paid by Unicom Group and China Telecom and not charged to the Group):

	2003	2004	2005

Special monetary housing benefits	109,210	21,907	41,136
Contributions to other housing fund	170,614	224,686	280,393
Other housing benefits	305,518	345,885	447,315

	585,342	592,478	768,844

26.  FINANCE COSTS

	2003	2004	2005

Interest on bank loans repayable over 5 years	124,105	537,261	18,033
Interest on bank loans and bonds repayable within 5 years	2,399,407	1,750,209	1,955,231
Interest element of finance leases	7,050	28,848	42,697
Less: Amounts capitalized in construction-in-progress	(604,137)	(647,851)	(682,590)

Total interest expenses	1,926,425	1,668,467	1,333,371
Exchange loss/(gain), net	9,960	7,657	(273,647)
Bank charges	9,597	19,951	39,597

	1,945,982	1,696,075	1,099,321

27.  NET INCOME

CUCL and Unicom New World (which ceased to be legal entities, with operations succeeded by CUCL), are registered as foreign investment enterprises in the PRC. In accordance with the Articles of Association of CUCL and Unicom New World, they are required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from income after tax and minority interests but before dividend distribution.

CUCL and Unicom New World are required to allocate at least 10% of net income and minority interests determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

CUCL appropriated approximately RMB463 million (2003: RMB419 million; 2004: RMB429 million) to the general reserve fund for the year ended December 31, 2005.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HKFRS, the appropriations to the staff bonus and welfare fund will be charged to statements of income as expenses incurred since any assets acquired through this fund belong to the employees. For the year ended December 31, 2005, no appropriation to staff bonus and welfare fund has been made (2003 and 2004: Nil).

28.  SHARE OPTION SCHEMES

The Company adopted a share option scheme (the “Share Option Scheme”) and a fixed award pre-global offering share options scheme (“Pre-Global Offering Share Option Scheme”) on June 1, 2000 for the granting of share options to qualified employees, with terms amended on May 13, 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules.

Movements in the number of share options outstanding and their related weighted average exercise prices were as follows:

	2003		2004		2005
	Average exercise price in HK$ per share	Number of share options involved	Average exercise price in HK$ per share	Number of share options involved	Average exercise price in HK$ per share	Number of share options involved

Balance, beginning of year	10.66	69,868,600	6.72	172,367,400	6.45	274,063,400
Granted	4.30	105,956,000	5.92	113,322,000	—	—
Forfeited	12.26	(3,281,200)	4.30	(1,306,000)	7.15	(5,688,200)
Exercised	6.18	(176,000)	5.85	(10,320,000)	4.60	(10,773,200)

Balance, end of year	6.72	172,367,400	6.45	274,063,400	6.51	257,602,000

As of December 31, 2005, out of the 257,602,000 outstanding options (2003: 172,367,400 options; 2004: 274,063,400 options), 162,981,160 options (2003: 45,947,320 options; 2004: 87,611,360 options) were exercisable, and the weighted average exercise price was HK$7.12 (2003: HK$12.65; 2004: HK$ 8.69).

As of December 31, 2005, information of outstanding options was summarized as follows:

Date of options granted	The period during which an option may be exercised	The price per share to be paid on exercise of options	Number of options outstanding as of December 31, 2005	Number of options outstanding as of December 31, 2004

Options granted under the Pre-Global Offering Share Option Scheme:

June 22, 2000 (Note (a))	June 22, 2002 to June 21, 2010	HK$15.42	24,309,600	25,436,600

Options granted under the Share Option Scheme:

June 30, 2001 (Note (b))	June 30, 2001 to June 21, 2010	HK$15.42	6,508,000	6,508,000

July 10, 2002 (Note (c))	July 10, 2003 to July 9, 2008	HK$6.18	25,012,800	25,954,800

May 21, 2003 (Note (d))	May 21, 2004 to May 20, 2009	HK$4.30	91,381,600	102,476,000

May 30, 2003 (Note (d))	May 21, 2004 to May 20, 2009	HK$4.66	212,000	366,000

July 20, 2004 (Note (e))	July 20, 2005 to July 19, 2010	HK$5.92	109,524,000	112,668,000

December 21, 2004 (Note (f))	December 21, 2005 to December 20, 2010	HK$6.20	654,000	654,000

			257,602,000	274,063,400

(a)          According to the resolution passed by the Board of Directors in June 2000, a total of the 27,116,600 options were granted on June 22, 2000 to the senior management, including directors, and certain other employees (which represent, on their full exercise, 27,116,600 shares of the Company) under the fixed award Pre-Global Offering Share Option Scheme adopted by the Company on June 1, 2000 on the following terms:

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

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years from June 22, 2000. According to a resolution of the Board of Directors in June 2001, the Company has granted 6,724,000 share options under the Share Option Scheme which represent, on their full exercise, 6,724,000 shares to certain employees of the Group in the following terms:

(i)             the price of a share payable by a participant upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and HKSE transaction levy); and

(ii)          the options are vested on the date of grant and exercisable from the date of grant to June 22, 2010.

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

(iii)       the vesting dates and exercisable periods of the options were as follows:

Vesting dates	Exercisable periods	Portions

July 10, 2003	July 10, 2003 to July 9, 2008	40%
July 10, 2004	July 10, 2004 to July 9, 2008	30%
July 10, 2005	July 10, 2005 to July 9, 2008	30%

(d)         According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated May 21, 2003 and May 30, 2003, a total of 105,590,000 share options and 366,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:

(i)             an aggregate of 2,772,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)          the exercise prices per share option are HK$4.30 and HK$4.66 respectively; and

(iii)       the vesting dates and exercisable periods of the options were as follows:

Vesting dates	Exercisable periods	Portions

May 21, 2004	May 21, 2004 to May 20, 2009	40%
May 21, 2005	May 21, 2005 to May 20, 2009	30%
May 21, 2006	May 21, 2006 to May 20, 2009	30%

(e)          According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated July 20, 2004, a total of 112,668,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:

(i)             an aggregate of 3,366,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)          the exercise price per share option is HK$5.92; and

(iii)       the vesting dates and exercisable periods of the options were as follows:

Vesting dates	Exercisable periods	Portions

July 20, 2005	July 20, 2005 to July 19, 2010	40%
July 20, 2006	July 20, 2006 to July 19, 2010	30%
July 20, 2007	July 20, 2007 to July 29, 2010	30%

(f)           According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated December 21, 2004, a total of 654,000 share options were granted to the executive directors of the Company, under the amended Share Option Scheme in the following terms:

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

(g)         Details of share options exercised during 2004 and 2005 were as follows:

For the year ended December 31, 2004

Grant date	Exercise price	Weighted average closing price per share at respective days immediately before the exercise of options	Proceeds received	Number of shares involved
	HK$	HK$	HK$

July 10, 2002	6.18	9.42	52,604,160	8,512,000
May 21, 2003	4.30	6.09	7,774,400	1,808,000

			60,378,560	10,320,000

For the year ended December 31, 2005

Grant date	Exercise price	Weighted average closing price per share at respective days immediately before the exercise of options	Proceeds received	Number of shares involved
	HK$	HK$	HK$

July 10, 2002	6.18	7.69	5,821,560	942,000
May 21, 2003	4.30	7.76	37,793,560	8,789,200
May 30, 2003	4.66	7.80	716,870	154,000
July 20, 2004	5.92	6.90	5,256,960	888,000

			49,588,950	10,773,200

Upon the adoption of HKFRS 2, the Group changed its accounting policy for share-based payment. Effective on January 1, 2005, the Group expenses the cost of share options in the statements of income. The cost of share options granted after November 7, 2002 and not yet vested on January 1, 2005 was expensed retrospectively in the statements of income of the respective periods. The Group recognized share-based employee compensation costs based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model. No share options were granted during 2005. The fair value of options granted during the year ended December 31, 2004 was HK$1.54 (2003: HK$1.26). The significant assumptions used were share prices of HK$5.90 and HK$6.20 (2003: HK$4.30 and HK$4.66), at the grant dates, exercise prices shown above, volatility of 40% (2003: 35%), expected life of options of 3 years (2003: 3 years), expected dividend pay out rate of 2% (2003: 2%) and annual risk-free interest rate of 3% (2003: 3%). The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 100 days
(Note 2.2(b)).

29.  EARNINGS PER SHARE

Earnings per Share and per American Depository Share (“ADS”)

Basic earnings per share for the years ended December 31, 2003, 2004 and 2005 were computed by dividing the income attributable to shareholders by the weighted average number of ordinary shares in issue during the years.

Diluted earnings per share for the years ended December 31, 2003, 2004 and 2005 were computed by dividing the income attributable to shareholders by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the potential dilutive ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. For 2003, 2004 and 2005, all potential dilutive shares arose from share options granted in 2002, 2003 and 2004 under the amended Share Option Scheme (see details in Note 28), which if converted to ordinary shares would decrease income attributable to the shareholders per share.

	2003 (Restated)			2004 (Restated)			2005
	Net Income	Shares	Per share amount	Net Income	Shares	Per share amount	Net Income	Shares	Per share amount
	RMB’000	’000	RMB	RMB’000	’000	RMB	RMB’000	’000	RMB

Basic	4,278,149	12,553,010	0.34	4,493,451	12,561,242	0.36	4,931,052	12,570,398	0.39
Effect of conversion of share options	—	3,718	—	—	31,812	—	—	37,078	—

Diluted	4,278,149	12,556,728	0.34	4,493,451	12,593,054	0.36	4,931,052	12,607,476	0.39

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

30.  DIVIDENDS

At the annual general meeting held on May 12, 2005, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended December 31, 2004 approximately totaling RMB1,256,924,000 which has been reflected as an appropriation of retained profits for 2005. As of December 31, 2005, such dividends have been fully paid by the Company.

At a meeting held on March 23, 2006, the Board of Directors of the Company proposed the payment of final dividend of RMB0.11 per ordinary share to the shareholders for the year ended December 31, 2005 totaling approximately RMB1,383,169,000. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2005, but will be reflected as an appropriation of retained profits in the financial statements for the year ending December 31, 2006.

31.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group include bank balances and cash, short-term bank deposits, accounts receivable, prepayments and other current assets, amounts due from related parties and Domestic Carriers. Financial liabilities of the Group include accounts payable and accrued liabilities, bank loans, lease payables and amounts due to related parties.

Bank balances and cash and short-term bank deposits denominated in foreign currencies, as summarized below, have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2004 and 2005.

	2004			2005
	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
	‘000		‘000	‘000		‘000
Bank balances and cash:
- denominated in HK dollars	75,562	1.06	80,406	45,791	1.04	47,636
- denominated in US dollars	4,803	8.28	39,753	83,023	8.07	670,010
- denominated in MOP	—	—	—	92	1.01	93
- denominated in EUR	—	—	—	87	9.90	861

Sub-total			120,159			718,600

Short-term deposits:
- denominated in US dollars	79,946	8.28	661,675	35,000	8.07	282,457

Sub-total			661,675			282,457

Total			781,834			1,001,057

The Group did not have and does not believe it will have any difficulty in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China. The carrying amounts of the Group’s bank balances and cash, short-term bank deposits, other current financial assets and liabilities approximated their fair values as of December 31, 2004 and 2005 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

The carrying amounts of long-term bank loans approximate their fair values based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

32.  RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. State-owned enterprises and their subsidiaries, in addition to Unicom Group, directly or indirectly controlled by the PRC government are also considered to be related parties of the Group. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers. Management considered state-owned enterprises that had material transactions with the Group included other telecommunication service operators, equipment vendors, construction vendors, services providers and state-owned banks in the PRC. Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

The Group’s telecommunications networks depend, in large part, on interconnection with Domestic Carriers’ public switched telephone network and on transmission lines leased from major Domestic Carriers. Major Domestic Carriers include China Telecommunications Corporation and its subsidiaries (“China Telecom”), China Mobile Communications Corporation and its subsidiaries (“China Mobile”) and China Network Communication Group Corporation and its subsidiaries (“China Netcom”). These entities are collectively referred to as “Domestic Carriers”.

32.1    Unicom Group and its subsidiaries

The table set forth below summarizes the names of significant related parties (excluding other state-owned enterprises which are summarized in Note 32.3) and nature of relationship with the Company as of December 31, 2005:

Name of related parties	Nature of relationship with the Company
China United Telecommunications Corporation (“Unicom Group”)	Ultimate parent company
Unicom NewSpace Co., Ltd (“Unicom NewSpace”)	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. (“Unicom Xingye”)	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited.
(“Beijing Xingye”)	A subsidiary of Unicom Group
Unicom Import and Export Company Limited (“ Unicom I/E Co”)	A subsidiary of Unicom Group
Unicom International (HK) Limited (“Unicom International (HK)”)	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited
(“Unicom New Horizon”)	A subsidiary of Unicom Group
Unicom New Guoxin Telecommunications Corporation Limited
(“New Guoxin” originally known as “Guoxin Paging”, which changed to its present name on April 29, 2004)	A subsidiary of Unicom Group
UNISK (Beijing) Information Technology Corporation Limited (“UNISK”)	A joint venture company of Unicom Group
China Unicom Corporation Limited (“CUCL”)	A subsidiary of the Company
Unicom New Century Telecommunications Corporation Limited
(“Unicom New Century”, on July 30, 2004, CUCL combined with Unicom New Century and Unicom New Century was legally dissolved.)	A subsidiary of the Company
Unicom New World Telecommunications Corporation Limited
(“Unicom New World”, on September 1, 2005, CUCL combined with Unicom New World and Unicom New World was legally dissolved.)	A subsidiary of the Company
China Unicom International Limited (“Unicom International”)	A subsidiary of the Company
China Unicom USA Corporation (“Unicom USA”)	A subsidiary of Unicom International
China Unicom (Macau) Company Limited (“Unicom Macau”)	A subsidiary of the Company
Unicom Huasheng Telecommunications Technology Company Limited (“Unicom Huasheng”)	A subsidiary of CUCL

(a)   Transactions with Unicom Group and its Subsidiaries

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. In the director’s opinion, these transactions were carried out in the ordinary course of business.

	Note	2003	2004	2005
Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	(i), (iii)	1,002,702	220,174	207,526
Interconnection and roaming charges	(ii), (iii)	316,271	63,891	57,902
Charge for cellular subscriber value-added service by New Guoxin	(iv), (v)	—	858,778	412,549
Charge for customer services	(vi)	—	524,718	562,003
Charge for cellular subscriber value-added service by UNISK and Unicom NewSpace	(vii)	—	4,228	28,418
Rental charges for premises, equipment and facilities	(viii)	17,936	25,528	21,059
Rental income for premises and facilities	(ix)	—	19,475	18,662
Constructed capacity related cost of CDMA network	(iv), (xii)	—	305,903	176,130
Revenue for leasing of transmission line capacity	(x)	185,086	38,853	25,841
Charges for international gateway services	(xiii)	8,631	17,062	19,797
Leasing of satellite transmission capacity	(xiv)	26,400	14,152	11,794
CDMA network capacity lease rental	(iv), (xi)	3,515,364	6,588,926	7,924,644
Purchase of CDMA handsets	(xv)	—	14,655	—
Purchase of telecom cards	(xvi)	1,186,500	1,087,498	671,715
Commission expenses for sales agency services incurred for telecom cards	(xvii)	16,175	16,023	—
Commission fees to New Guoxin	(xviii)	—	9,054	15,312
Agency fee incurred for procurement of telecommunications equipment	(xix)	17,904	17,759	15,791
Sales of CDMA handsets	(xx)	64,929	—	—

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

(iii)                   Interconnection settlement between Unicom Group’s network and the Group’s network is based on standards established from time to time by the MII. In the case of calls between cellular subscribers in different provinces, settlement is based on either the standards established by the MII or an internal settlement arrangement applied by Unicom Group based on their respective internal costs of providing this service. Also, charges for roaming services between the Group and Unicom Group are based on the respective internal costs of providing these services.

(iv)                  Related party transactions existed between Group and New Guoxin after the sale of New Guoxin by CUCL on December 31, 2003. The nature, terms and conditions of these new related party transactions with New Guoxin have been set forth in the shareholders’ circular “Connected Transactions” of the Company issued on November 26, 2003. Such transactions mainly included (i) cellular subscriber value-added services, (ii) customer services, (iii) agency services, and (iv) provision of premises. Prior to the sale of New Guoxin as of December 31, 2003, the Group’s transactions with New Guoxin were treated as inter-group transactions and have been eliminated in the Group’s consolidated financial statements.

On March 24, 2005, CUCL and Unicom New World (which ceased to be legal entities, with operations succeeded by CUCL) entered into the new agreements, “New Comprehensive Service Agreement”, “New CDMA Lease”, “New Comprehensive Operator Services Agreement” and “New Guoxin Premises Leasing Agreement”, with Unicom Group, Unicom New Horizon and New Guoxin to replace the old agreements. The new agreements became effective from January 1, 2005 after being approved at the extraordinary shareholders’ meeting on May 12, 2005. Details of the new agreements have already been set forth in the shareholders’ circular “Continuing Connected Transactions” of the Company issued on April 18, 2005.

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

From January 1, 2005, pursuant to New Comprehensive Operator Services Agreement signed between the Group and New Guoxin, the Group shall retain 40% of the actually received revenue generated from the value-added services provided to the Group’s subscribers and allocate 60% of such revenue to New Guoxin. The settlement should be made among branches of the Group and New Guoxin respectively.

(vi)                  Pursuant to New Comprehensive Operator Services Agreement, effective from January 1, 2005, New Guoxin provides business inquiries, tariff inquiries, account maintenance, complaints handling, and customer interview and subscriber retention services to the Group’s customers through the use of its 1001 paging network. The service fee payable by the Group shall be calculated on the basis of the customer service costs plus an income margin, which shall not exceed 10%. The customer service costs were determined by the actual cost per operator seat and the number of effective operator seats. The terms of new agreement are similar to those in original agreement.

(vii)               CUCL signed a Cellular Subscriber Value-Added Services Agreements (the “Agreements”) with UNISK and Unicom NewSpace in March 2004. According to the Agreements, CUCL agreed to provide its telecommunication channel and network subscriber resources to UNISK and Unicom NewSpace, enable them to provide value-added services to subscribers through CUCL’s cellular telecommunications network and data platform. These Agreements also stipulate that the content service fees paid by subscribers for using UNISK’s or Unicom NewSpace’s value-added services are shared between CUCL and UNISK, or CUCL and Unicom NewSpace based on an agreed proportion. The content service fees are collected from subscribers by CUCL and the relevant portion is paid to UNISK and Unicom NewSpace on a regular basis.

(viii)            CUCL and Unicom New World (which ceased to be legal entities, with operations succeeded by CUCL) respectively signed service agreements with Unicom Group to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(ix)                    Pursuant to New Guoxin premises leasing Agreement, effective from January 1, 2005, New Guoxin Premises Leasing Agreement signed between the Group and New Guoxin, the Group agreed to provide premises to New Guoxin. The rental amount is based on the higher of depreciation costs and market price for similar premises in that locality. The terms in new agreement are similar to those in original agreement.

(x)                       Unicom Group leases transmission line capacity from the Group in accordance with the relevant provision of the services agreement. Revenue for leases of transmission line capacity is based on tariffs stipulated by MII from time to time less a discount of up to 10%.

                                    In addition, according to the leased line agreement entered into between the Group and Unicom USA, the Group leases transmission line to Unicom USA. The revenue for the leases of transmission line was recognized based on the market price and amounted to approximately RMB14 million for the nine months ended September 2004. This transaction became an inter-group transactions after the acquisition of Unicom International in September 2004 and has been eliminated in the Group’s consolidated financial statements.

(xi)                    According to New CDMA Lease Agreements entered among CUCL, Unicom New World (which has been merged into and succeeded by CUCL in September 2005), Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL and Unicom New World. Details please see Note 4.2(b)(ii).

                                    For the years ended December 31, 2003 and 2004, the Group leased capacity of CDMA network under original CDMA Leasing Agreement. Detail please see Note 4.2 (b)(i).

(xii)                 Pursuant to the New CDMA Lease, the constructed capacity related costs in connection with the CDMA network capacity used by the Group, including the rental fees for the exchange centres and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, are charged to the Group as part of the New CDMA Lease Arrangement. The proportion of the constructed capacity related costs to be borne by the lessee shall be calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the Network.

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

                                    In the second half of 2004, Unicom NewSpace sold all its satellite transmission assets to Unicom Group. The rights and liabilities of satellite transmission capacity lease agreement were taken over by Unicom Group.

(xv)                In 2004, according to the purchase of CDMA handset agreement entered into between Unicom NewSpace and certain subsidiaries of the Group, the Group agreed to purchase CDMA handsets from Unicom NewSpace.

(xvi)             The Group signed a service agreement with Unicom Group to purchase telephone cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

(xvii)          Unicom International provided sales agency services such as selling of telecommunications cards, leased lines and transfer calls to the Group.

                                    Prior to September 2004, the Group’s transactions with Unicom International (previously a subsidiary of Unicom Group) were treated as related party transactions, and had been included in the related party transactions described above for the period before its acquisition by the Group in 2004. Subsequent to its acquisition, such transactions became inter-group transactions and have been eliminated in the Group’s consolidated financial statements starting from September 2004.

(xviii)       Pursuant to New Comprehensive Service Agreement, effective from January 1, 2005, New Guoxin provides subscriber development services to the Group through telephone or other channels by utilising its own network, equipment and operators. The agency fee chargeable to the Group does not exceed the average of agency fees chargeable by any independent third party agent in the same region. The terms in new agreement are similar to those in the original agreement.

(xix)               The Group signed a service agreement with Unicom I/E Co., in which Unicom I/E Co. agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.7% of the value of imported equipment and 0.5% of the value of domestic equipment for such services.

                                    On November 22, 2004, the Group entered into an amendment agreement with Unicom I/E Co., with respect to the above service arrangement. Accordingly, with effect from July 1, 2004, the charge rates for the equipment procurement service have been changed to 0.55% (for contract up to an amount of US$30 million (inclusive)) and 0.35% (for contract with an amount of more than US$30 million) of the value of imported equipment, and 0.25% (for contract up to an amount of RMB200 million (inclusive)) and 0.l5% (for contract with an amount of more than RMB200 million) of the value of domestic equipment.

(xx)                  According to the sales of CDMA handsets agreement entered into between Unicom Group and Unicom Guomai (previously a subsidiary of New Guoxin and sold to China Satellite Communications Corporation in August 2004) on January 1, 2003, Unicom Group agreed to purchase CDMA handsets from Unicom Guomai. The selling price was negotiated on an arm’s length basis, which is not lower than the price sold by Unicom Guomai to independent third parties. Upon the completion of sale of New Guoxin on December 31, 2003, transactions between Unicom Guomai and Unicom Group did not constitute a related party transaction of the Company.

(xxi)               Unicom Group is the registered proprietor of the “Unicom’’ trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark license agreement entered into between Unicom Group and CUCL, CUCL and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at CUCL’s option.

                                    As part of the acquisition arrangements of Unicom New Century and Unicom New World, Unicom New Century and Unicom New World entered into PRC trademark license agreement with Unicom Group respectively. Unicom New Century and Unicom New World (which has been merged into and succeeded by CUCL) are granted the right to use these trademarks on a royalty free basis for an initial period of 10 years, renewable for another 10 years at CUCL’s option.

(b)   Amounts due from and to Related Parties/Unicom Group

Amounts due from and to related parties or Unicom Group are unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

(c)   Amount due to/(from) Unicom Group

	2003	2004	2005

Due to/(from) Unicom Group, beginning of year	562,633	432,047	(61,401)
Interconnection and roaming revenues	(1,002,702)	(220,174)	(207,526)
Interconnection and roaming charges	316,271	63,891	57,902
Revenue for leasing of transmission line capacity, premises and facilities	(185,086)	(38,853)	(25,841)
Rental charges for premises, equipment and facilities	17,936	25,528	21,059
Sales of CDMA mobile handsets	(64,929)	—	—
Charges for the international gateway services	8,631	17,062	19,797
Leasing of satellite transmission capacity	—	7,076	11,794
Proceeds received/receivable from sale of New Guoxin	(450,000)	450,000	—
Amounts due to Unicom Group, arising from acquisition of Unicom New World	1,005,135	—	—
Net receipt /(settlement) during the year	224,158	(797,978)	222,310
Due to/(from) Unicom Group, end of year	432,047	(61,401)	38,094

(d)   Bank Loans guaranteed by Unicom Group

As of December 31, 2005, there were no long-term bank loans (2004: RMB6,779 million) and short-term bank loans (2004: RMB3,397 million) guaranteed by Unicom Group.

32.2    Domestic Carriers

(a)          Transactions with Domestic Carriers

The following is a summary of significant transactions with Domestic Carriers in the ordinary course of business:

	Note	2003	2004	2005

Interconnection revenue	(i)	1,647,221	2,889,497	3,964,977
Interconnection charges	(i)	5,301,792	7,003,262	7,886,395
Leased line revenue	(ii)	218,974	247,676	62,865
Leased line charges	(ii)	722,684	628,173	548,481

Notes

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

(ii)          Leased line charges are paid or payable to Domestic Carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to Domestic Carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group or Domestic Carriers.

(b)          Amounts due from and to Domestic Carriers

	2004	2005
Amounts due from Domestic Carriers
- Receivables for interconnection revenue and leased line revenue	270,068	139,099
- Less: Provision for doubtful debts	(149)	(614)

	269,919	138,485
Amounts due to Domestic Carriers
- Payables for interconnection charges and leased lines charges	948,574	822,006

All amounts due from and to Domestic Carriers were unsecured, non-interest bearing and repayable within one year.

32.3    Other major state-owned enterprises

(a)          Transactions with other major state-owned enterprises

The following is a summary of significant transactions with other major state-owned enterprises in the ordinary course of business:

	2003	2004	2005

Purchase of CDMA handsets	190,324	1,818,500	1,795,009
Construction and installation fee	133,672	707,829	290,170
Purchase of equipment	4,335,823	5,757,356	3,588,153
Line leasing revenue	45,207	179,450	153,837
Finance income/costs, include:
Interest income	173,034	102,907	96,196
Interest expense of loans	2,283,458	1,994,986	1,587,260
Short-term bank loan received	10,901,425	10,151,971	11,946,716
Long-term bank loan received	11,075,836	6,893,990	5,772,746
Short-term bank loans repayments paid	10,278,727	12,271,753	14,363,131
Long-term bank loans repayments paid	18,497,783	17,245,367	25,869,531

(b)          Amounts due from and to other major state-owned enterprises

The balances with other major state-owned enterprises included in various line items of the consolidated balance sheets were listed as follows:

	2004	2005

Current assets
Prepayment and other current assets	764,793	160,681
Short-term bank deposits	371,994	282,457
Bank balances and cash	4,417,047	5,191,067

Non-current liabilities
Long-term bank loans	22,102,088	7,946,418

Current liabilities
Payables and accrued liabilities	327,374	341,446
Short-term bank loans	8,847,623	6,431,208
Current portion of long-term bank loans	11,086,305	5,145,190

33.  CONTINGENCIES AND COMMITMENTS

33.1    Capital Commitments

As of December 31, 2004 and 2005, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	2005			2004
	Land and buildings	Equipment	Total	Total

Authorized and contracted for	830,099	3,049,567	3,879,666	5,047,140
Authorized but not contracted for	129,591	199,667	329,258	1,490,325

Total	959,690	3,249,234	4,208,924	6,537,465

As of December 31, 2005, approximately RMB218 million (2004: RMB126 million) of capital commitment outstanding was denominated in US dollars, equivalent to US$27 million (2004: US$15 million).

33.2    Operating Lease Commitments

As of December 31, 2004 and 2005, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	2005				2004
	Land and buildings	Equipment	CDMA network Capacities (Note (a))	Total	Total

Leases expiring:
- not later than one year	665,105	81,801	7,132,179	7,879,085	6,681,058
- later than one year and not later than five years	1,919,736	99,335	—	2,019,071	1,914,197
- later than five years	1,152,581	15,525	—	1,168,106	1,067,703

Total	3,737,422	196,661	7,132,179	11,066,262	9,662,958

Note

(a)          In relation to the above CDMA network capacities commitment, it is estimated based on 90% of the total amount of lease fee paid by the Group to Unicom New Horizon in 2005 pursuant to the New CDMA Lease (see Note 4.2(b) for details). The New CDMA Lease has been approved by the minority shareholders of the Company in 2005.

33.3    Commitment to purchase CDMA Handsets

As of December 31, 2005, the Group committed to purchase CDMA handsets amounting to approximately RMB1,232 million (2004: RMB1,968 million).

34.  EVENTS AFTER BALANCE SHEETS

34.1    Approval of new share option scheme

Pursuant to a resolution passed by the board of directors, independent non-executive directors and non- executive directors of the Company dated February 15, 2006. A total of 167,466,000 share options were granted to eligible individuals (including directors and middle to senior management of the Group), under the amended share option scheme on the following terms:

(i)             an aggregate of 2,840,000 options were granted to the executive directors of the Company;

(ii)          the exercise price per share option is HK$6.35;

(iii)       the entitlement of the above eligible individuals to the exercise of share options granted is subject to the Group’s performance or their own performance in 2006.

(iv)      the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
February 15, 2008	February 15, 2008 to February 14, 2012	50%
February 15, 2009	February 15, 2009 to February 14, 2012	50%

34.2    Proposed final dividend

After the balance sheet date, the directors proposed a final dividend for the year 2005 operating results. For details, see Note 30.

34.3    Strategic Alliance Framework Agreement and Subscription Agreement with SK Telecom Co., Ltd.

Pursuant to a resolution passed by the board of directors on June 20, 2006, the Company has entered into a Strategic Alliance Framework Agreement (“SAFA”) with SK Telecom Co., Ltd. (“SKT”, a company incorporated in Korea with limited liability and listed on the Stock Market Division of the Korea Exchange) on June 20, 2006. Pursuant to the SAFA, the Company and SKT agreed to cooperate on the further development of CDMA cellular communications services in China. The Company has appointed SKT as its sole and exclusive partner in relation to its CDMA cellular communications business operations in certain areas in PRC for a maximum period of 18 months after the effective date of the SAFA. Detailed terms of implementation will be negotiated in the future and set forth in definitive legal agreements to be entered by the Company and SKT.

At the same time, the Company has also entered into a subscription agreement (“Subscription Agreement”) with SKT, whereby SKT agreed to subscribe and pay for the US dollar denominated bonds (the “Bonds”) to be issued at par by the Company in an aggregate principal amount of US$1,000,000,000. The Bonds are expected to be issued on July 5, 2006 (or such other date agreed by us and SKT which may not be later than July 12, 2006) and the maturity date is expected to be July 5, 2009. Subject to certain adjustments as specified in the Subscription Agreement, the Bonds are convertible, at the option of bondholders, into ordinary shares of the Company at an initial conversion price of HK$8.63 (approximately US$1.11) per share at any time one year after the issuance. The Bonds bear zero interest and is redeemable at the bondholders’ option at 102.82% of their principal amount on July 5, 2008. Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed at 104.26% of their principal amount on the expected maturity date of July 5, 2009.

Completion of the Subscription Agreement is subject to the satisfaction and /or waiver of the certain conditions precedent therein. The Subscription Agreement and the SAFA are not inter-conditional upon the completion of each other, but upon the termination of the Subscription Agreement, the SAFA will terminate immediately.

35.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified or restated in accordance with disclosure requirements under new HKFRS adopted in current year.

36.  APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on June 27, 2006.

37.  SIGNIFICANT DIFFERENCES BETWEEN HKFRS AND US GAAP

The consolidated financial statements of the Group prepared under HKFRS differ in certain material respects from those prepared under generally accepted accounting principles in the United States of America (“US GAAP”). Significant differences between HKFRS and US GAAP relating to the Group are summarized below:

(A)  Effect of the acquisitions of entities under common control

In 2002, 2003 and 2004, the Company has acquired the entire equity interests in (i) Unicom New Century (which was merged into CUCL and legally dissolved on June 30, 2004); (ii) Unicom New World (which was merged into CUCL and legally dissolved on September 1, 2005); and (iii) Unicom International, respectively.

Under HKFRS, the Group has adopted the purchase method of accounting to account for the acquisitions of Unicom New Century, Unicom New World and Unicom International (the “Acquisitions”). Under the purchase method, the operating results of these acquired subsidiaries have been included in the consolidated statements of income of the Group after the Acquisitions were effective. The differences between the costs of Acquisitions and the fair values of the separately identifiable net assets acquired have been recorded as goodwill/negative goodwill. Under HKFRS 3 “Business Combinations”, goodwill is no longer amortized but is instead subject to impairment test on an annual basis or when there are indications of impairment. This policy is applied prospectively from January 1, 2005. Upon the adoption of HKFRS 3, negative goodwill has been derecognized at January 1, 2005, with a corresponding adjustment to the opening balance of retained earnings of the Group.

As the Group, Unicom New Century, Unicom New World and Unicom International were under the common control of Unicom Group prior to the Acquisitions, these Acquisitions are considered as a transfer of businesses under common control and the acquired assets and liabilities are accounted for at historical cost under US GAAP. Furthermore, the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if Unicom New Century, Unicom New World and Unicom International were part of the Group. The cash considerations paid by the Company are treated as capital distribution in the respective years of the Acquisitions. Goodwill/negative goodwill arising from the Acquisitions and the related amortization of goodwill/negative goodwill in prior periods has been reversed under US GAAP. Transaction costs, which are capitalized as part of the cost of investment under HKFRS, have been expensed in full under US GAAP. Upfront non-refundable revenue and direct incremental costs occurring prior to the Acquisitions were not recognized as assets and liabilities under the purchase method of accounting in the financial statements prepared under HKFRS, whereas as a transfer of business under common control under US GAAP, such assets and liabilities have been recognized as if the subsidiaries had always been part of the Group.

(B)  Effect of the disposal of entity under common control

In 2003, under the accounting principles generally accepted in Hong Kong, the sale of New Guoxin has been accounted for as a sale of discontinued operation by the Group. The difference between the sale proceeds and the carrying amount of net assets of New Guoxin as of December 31, 2003 (the effective date of disposal) was recorded as the loss on sale of discontinued operation in the consolidated statements of income of the Group. The operating results of New Guoxin for 2003 were included in the consolidated statements of income of the Group up to the effective date of the sale.

Under US GAAP, the sale of New Guoxin to Unicom Group is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value. Any difference between the sale proceeds and the new carrying values of assets and liabilities of the business is treated as contribution by (or distribution to) the owner, as appropriate. After the impairment assessment under SFAS 144, an additional provision of impairment loss of the Paging assets amounting to approximately RMB608 million was recorded under US GAAP as at the effective date of the sale of New Guoxin. There was no adjustment to the shareholders’ equity since the sale proceeds approximated the new carrying values of the net assets of New Guoxin, after taking into consideration the additional impairment provision described above. In addition, under US GAAP, the results of operations of a component, including a segment of an entity that has been disposed of should be reported under discontinued operations as a separate component of income, separately from continuing operations, in the period in which the disposal occurred as well as in prior periods. Accordingly, the operating result of New Guoxin has been grouped into and reported in the statements of income for the year ended December 31,2003 as “Discontinued operation-Loss from discontinued operation” under US GAAP.

(C) Consolidation of variable interest entities

Under HKFRS, consolidation of business enterprises is based on voting control. In addition, special purposes entities (“SPE”) are consolidated where the substance of the relationship indicates that an entity controls the SPE. Indicators of control mainly arise where: (i) the SPE conducts its activities on behalf of the entity; (ii) the entity has the decision-making power to obtain the majority of the benefits of the SPE; (iii) the entity has other rights to obtain the majority of the benefits of the SPE; or (iv) the entity has the majority of the residual or ownership risks of the SPE or its assets.

Under US GAAP, pursuant to Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (revised in December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), consolidation by business enterprises is based on an economic risks and rewards model rather than a traditional voting interest model. Entities subject to consolidation under the economic risks and rewards model is called a Variable Interest Entity (“VIE”). In accordance with the provision of FIN 46R, the Group has identified one VIE, Unicom New Horizon, in which it holds a variable interest in the form of lease renewal options. Unicom New Horizon is a 100% owned subsidiary of the Group’s ultimate holding company, from which the Group leases its CDMA assets under operating leases subject to indefinite renewal options. Lease fees are calculated based on a percentage of CUCL’s service revenues. The Group has concluded that its controlling shareholder is the primary beneficiary of Unicom New Horizon, since it absorbs all of Unicom New Horizon’s expected losses (through its ownership of 100% of Unicom New Horizon’s equity and an unconditional guarantee of 100% of Unicom New Horizon debt) and is indirectly associated with the operations of the leased CDMA assets through its majority ownership of the Group. As such, the adoption of FIN 46R did not result in any differences from the Group’s HKFRS consolidated financial statements.

(D)  Employee housing schemes

Prior to the establishment of New Guoxin and CUCL, both China Telecom (the previous owner of New Guoxin prior to its restructuring into the Group) and Unicom Group provided housing benefits to qualified employees of the Group to enable them to purchase living quarters at a discount. Under HKFRS, housing benefits incurred and borne by China Telecom and Unicom Group for these employees were not recognized by the Group. Under US GAAP, the amount of such housing benefits is being recognized as part of the Group’s operating expenses over the estimated average service life of the participating employees. The corresponding credits are being accounted for as capital contributions. Upon the completion of sale of New Guoxin on December 31, 2003, the related housing benefits have been correspondingly accounted for with the net assets transferred.

(E)   Deferred taxation

The adjustment related to deferred taxation represents the deferred tax effects of other US GAAP adjustments.

(F)   Revaluation of property, plant and equipment

Under HKFRS, revaluation surplus in relation to buildings is recorded by the Group as part of the property, plant and equipment. Thereafter, depreciation is provided based on the revalued amounts.

Under US GAAP, all property, plant and equipment are stated at historical cost less accumulated depreciation.

(G)  Share option scheme

Under HKFRS, the fair value of the employee services received in exchange for share options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. Upon the adoption of HKFRS 2 effective on January 1, 2005, the Group expenses the cost of share options in the statements of income. As a transitional provision, the cost of share options granted after November 7, 2002 and not yet vested on January 1, 2005 was expensed retrospectively in the statements of income of the respective periods. Refer to Note (2.2(b)) and Note (28) for details of share option schemes adopted by the Company.

Under US GAAP, the Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) to account for its fixed award stock options issued to employees. Under APB 25, compensation expense is recorded in the amount of the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options, which is amortized over the vesting period of the option. Since the market price of the underlying stock on the date of grant did not exceed the exercise price of the options granted, no compensation cost for options has been recognized in the reconciliation of net income to US GAAP. In accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”(“SFAS 123”) as further amended by Statement of Financial Accounting Standards, No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”(“SFAS 148”), the required pro forma information is set forth below:

	2003	2004	2005

Net income under US GAAP:
As reported	4,736,121	4,712,687	5,012,812
Less: Total stock-based employee compensation expense determined under fair- value based method	(86,855)	(146,541)	(108,950)

Pro forma	4,649,266	4,566,146	4,903,862

Basic earnings per share:
As reported (RMB)	0.38	0.38	0.40
Pro forma (RMB)	0.37	0.36	0.39

Diluted earnings per share:
As reported (RMB)	0.38	0.37	0.40
Pro forma (RMB)	0.37	0.36	0.39

Basic earnings per ADS:
As reported (RMB)	3.77	3.75	3.99
Pro forma (RMB)	3.70	3.64	3.90

Diluted earnings per ADS:
As reported (RMB)	3.77	3.74	3.97
Pro forma (RMB)	3.70	3.62	3.89

(H)  Capacity transaction

Under HKFRS, sales of indefeasible right-of-use (“IRU”) are recognized at the time of delivery and acceptance where the following conditions are met: (i) the purchaser’s right of use is exclusive and irrevocable; (ii) the asset is specific and separable; (iii) the term of the contract is for the major part of the asset’s useful economic life; (iv) the attributable cost of carrying value can be measured reliably; and (v) no significant risks are retained by the Group.

Under US GAAP, sales of IRU are evaluated under the guidance in FASB Interpretations No. 43, “Real Estates Sales”, as the leased asset is considered as a real estate. The title of the leased assets must be transferred to the lessee in order to be classified and accounted for as a sales-type lease such that the sale can be recognized. Accordingly, sales of IRUs are not recognized under US GAAP as the title to the asset is not transferred.

(I)    Recent accounting pronouncements

The following are new accounting pronouncements not yet effective, but may be applicable to the Group.

The Financial Accounting Standards Board (“FASB”) recently issued Statement of Financial Accounting Standards No. 123(R) (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), Statement of Financial Accounting Standards No.153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (“SFAS 153”) and Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). The FASB ratified Emerging Issue Task Force (“EITF”) No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (“EITF 05-06”). Also, EITF issued No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). Furthermore, the FASB issued FASB Staff Position FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” (“FSP 13-1”).

(a)        In December 2004, the FASB issued SFAS 123(R), which is a revision of SFAS 123 and supersedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Under SFAS 123(R), the pro forma disclosures of the statements of income effects of share-based payments are no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC’s interpretation of SFAS 123(R) and the valuation of share-based payment for public companies. SFAS 123(R) is effective for all stock-based awards granted on or after June 15, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of June 15, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS 123 and will be amortized over the remaining vesting period.

The Group adopted SFAS 123(R) and relevant implementation guidance on January 1, 2006 using the Modified Prospective Application (“MPA”) method. By using the MPA method, the Group will not restate its prior period financial statements. Instead, the Group applies SFAS 123(R) for any unvested options as of and new options granted after June 15, 2005. Based on unvested options as of June 15, 2005 and new options that have been granted in 2006, the Group estimates the share option compensation expense for the year ending December 31, 2006, due to the effect of adoption of SFAS 123(R), to be within the range from RMB149 million to RMB165 million.

(b)      In December 2004, the FASB issued SFAS 153. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29),  and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of SFAS 153 will have a material effect on the Group’s results of operations and financial condition.

(c)         In May 2005, the FASB issued SFAS 154, a replacement of APB Opinion No. 20, “Accounting Changes” and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements”. The statement applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group does not expect the adoption of SFAS 154 will have a material impact of the consolidated financial statements of the Group.

(d)      In June 2005, the FASB ratified EITF 05-06. This issue provided that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF 05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. Adoption of EITF 05-06 is not expected to have a material impact on the Group’s results of operations and financial position.

(e)  In September 2005, the EITF issued EITF 04-13. The issue provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single non-monetary transaction within the scope of APB 29. EITF 04-13 also provided guidance on circumstances under which non-monetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. The Group believes the adoption of EITF 04-13 will not have significant impact on its consolidated financial statements.

(f)  In October 2005, the FASB issued FSP 13-1. FSP 13-1 requires that rental costs associated with ground or building operating leases that are incurred during the construction period be recognized as rental expense. FSP 13-1 is applicable for the first reporting period after December 15, 2005. The Group does not expect the adoption of FSP 13-1 to have a material impact on the Group’s results of operations and financial position.

Differences between HKFRS and US GAAP which affect net income of the Group are summarized below:

	Note	2003	2004	2005

Net income under HKFRS (Restated)	(1)	4,278,149	4,493,451	4,931,052

Impact of US GAAP adjustments:	(2)
- Reversal of goodwill amortization of Unicom New Century	(A)	114,237	114,237	—
- Recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A)	(25,443)	(28,761)	(28,761)
- Effect of acquisition of Unicom New World	(A)	350,947	—	—
- Transaction costs for the acquisition of Unicom New World	(A)	(49,378)	—	—
- Reversal of goodwill amortization of Unicom New World	(A)	—	57,247	—
- Recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New World	(A)	—	(20,740)	(20,740)
- Effect of acquisition of Unicom International	(A)	7,698	6,106	—
- Transaction costs for the acquisition of Unicom International	(A)	—	(325)	—
- Recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom International	(A)	—	61	1,448
- Upfront non-refundable revenue and direct incremental costs not recognized under purchase method of accounting under HKFRS	(A)	28,967	19,807	21,001
- Reversal of employee housing benefits expenses	(D)	(18,532)	(14,942)	(14,942)
- Reversal of depreciation for revalued property, plant and equipment	(F)	7,485	4,127	4,127
- Difference in provision for impairment and disposal loss of New Guoxin	(B)	55,078	—	—
- Reversal of differences in provision for impairment loss of equipment upon depreciation and disposal	(B)	(3,538)	—	—
- Reversal of employee compensation costs for share option scheme under HKFRS	(G)	21,707	88,957	108,417
- Income on sale of indefeasible right-of-use	(H)	—	—	(3,747)
- Deferred tax effects of US GAAP adjustments	(E)	(31,256)	(6,538)	14,957

Net income under US GAAP	(2)	4,736,121	4,712,687	5,012,812

Differences between HKFRS and US GAAP which affect shareholders’ equity of the Group are summarized below:

	Note	2004	2005

Shareholders’ equity under HKFRS (Restated)	(1)	72,449,666	76,284,345

Impact of US GAAP adjustments:	(2)
- Effect of acquisition of Unicom New Century	(A)	(2,052,554)	(2,052,554)
- Transaction costs for the acquisition of Unicom New Century	(A)	(109,221)	(109,221)
- Reversal of goodwill amortization and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A)	174,270	145,509
- Effect of acquisition of Unicom New World	(A)	(946,370)	(946,370)
- Transaction costs for the acquisition of Unicom New World	(A)	(49,378)	(49,378)
- Reversal of goodwill amortization and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New World	(A)	36,507	15,767
- Effect of acquisition of Unicom International	(A)	392	392
- Transaction costs for the acquisition of Unicom International	(A)	(325)	(325)
- Reversal of goodwill amortization and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom International	(A)	(7,425)	(5,977)
- Upfront non-refundable revenue and direct incremental costs not recognized under purchase method of accounting under HKFRS	(A)	48,774	69,775
- Reversal of revaluation surplus of property, plant and equipment:
- Cost	(F)	(82,531)	(82,531)
- Accumulated depreciation	(F)	19,478	23,605
- Income difference on sale of indefeasible right-of-use	(H)	—	(3,747)
- Deferred tax effects of US GAAP adjustments	(E)	(38,961)	(24,004)

Shareholders’ equity under US GAAP	(2)	69,442,322	73,265,286

Notes

(1) The adoption of new/revised HKFRS in 2005 resulted in changes in certain accounting policies which have been reflected in the financial statements either in accordance with the transitional provisions in the applicable accounting standards or, to the extent there are no transitional provisions, applied retrospectively so that the comparative figures presented have been restated, as applicable, to conform to the changed policies. Detailed information is set forth in Note 2.2 of these consolidated financial statements.

(2)          In accordance with the US GAAP accounting as described in Note (A) above, the consolidated financial statements under US GAAP for prior periods presented have been retroactively restated to include Unicom New Century, Unicom New World and Unicom International since the beginning of the earliest period presented.

The following are the condensed statements of income, changes in shareholders’ equity and cash flow information for the years ended December 31, 2003, 2004 and 2005, condensed balance sheets information for the Group as of December 31, 2004 and 2005, and additional financial information as of and for the years ended December 31, 2003, 2004 and 2005, restated to reflect the impact of the effects of the disposal of New Guoxin as discontinued operation and acquisition of entities under common control which is accounted for at historical cost with retroactive restatement under US GAAP.

Condensed Statements of Income

	Note	2003	2004	2005

Revenue (Turnover):	(a)	71,980,310	79,388,314	87,254,524

Operating expenses:
Leased lines and network capacities	(a)	(4,729,159)	(7,398,429)	(8,747,317)
Interconnection charges	(a)	(6,111,437)	(7,508,866)	(8,372,370)
Depreciation and amortization		(16,757,294)	(18,944,473)	(20,412,108)
Employee benefit expenses		(4,654,670)	(4,547,892)	(5,522,837)
Selling and marketing	(a)	(16,689,275)	(18,989,186)	(20,721,974)
General, administrative and other expenses	(a)	(9,204,349)	(10,471,208)	(11,741,560)
Cost of telecommunications products sold	(a)	(3,124,558)	(3,342,797)	(3,594,844)

Total operating expenses		(61,270,742)	(71,202,851)	(79,113,010)

Operating income from continuing operations		10,709,568	8,185,463	8,141,514
Interest income		170,486	103,441	96,196
Finance costs		(2,319,096)	(1,688,418)	(1,099,321)
Other gains - net		(29,837)	95,932	30,111

Net income from continuing operations before taxation, minority interests and discontinued operation		8,531,121	6,696,418	7,168,500
Taxation		(2,453,160)	(1,983,731)	(2,155,454)

Net income from continuing operations before minority interests and discontinued operation		6,077,961	4,712,687	5,013,046
Minority interests		—	—	(234)

Net income before discontinued operation		6,077,961	4,712,687	5,012,812

Discontinued operation
- Loss from discontinued operation		(1,762,222)	—	—
- Add: related tax impact		420,382	—	—

Loss from discontinued operation, net of tax		(1,341,840)	—	—

Net income		4,736,121	4,712,687	5,012,812

	Note	2003	2004	2005

Basic earnings per share (RMB):
Earnings per share before discontinued operation	(1)	0.48	0.38	0.40
Loss from discontinued operation, net of tax		(0.11)	—	—
Net income	(1)	0.37	0.38	0.40

Diluted earnings per share (RMB):
Earnings per share before discontinued operation	(2)	0.48	0.37	0.40
Loss from discontinued operation, net of tax		(0.11)	—	—
Net income	(2)	0.37	0.37	0.40

Basic earnings per ADS (RMB):
Earnings per share before discontinued operation	(1)	4.84	3.75	3.99
Loss from discontinued operation, net of tax		(1.07)	—	—
Net income	(1)	3.77	3.75	3.99

Diluted earnings per ADS (RMB):
Earnings per share before discontinued operation	(2)	4.84	3.74	3.97
Loss from discontinued operation, net of tax		(1.07)	—	—
Net income	(2)	3.77	3.74	3.97

Notes

(1)                Basic earnings per share before or after discontinued operation for the years ended December 31, 2003, 2004 and 2005 were computed by dividing the net income before or after discontinued operation for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years.

(2)                Diluted earnings per share before or after discontinued operation for the years ended December 31, 2003, 2004 and 2005 were computed by dividing the net income before or after discontinued operation for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years, after adjusting for the cumulative effects of the dilutive potential ordinary shares. All dilutive potential shares arose from share options granted (i) under the amended Pre-Global Offering Share Option Scheme; and (ii) under the amended Share Option Scheme as described in Note 28. For 2005, all dilutive potential ordinary shares arose from additional share options granted in 2002, 2003 and 2004 under the amended Share Option Scheme (see Note 28), which if converted to ordinary shares would decrease earnings per share.

Condensed Balance Sheets

	2004	2005
Assets
Current assets:
Current portion of deferred tax assets	606,009	447,556
Inventories	3,114,632	2,107,812
Accounts receivable	9,163,487	7,636,980
Less: Provision for doubtful debts	(3,933,507)	(3,088,551)
Accounts receivable, net	5,229,980	4,548,429
Prepayments and other current assets	3,059,714	2,342,467
Amounts due from Domestic Carriers	269,919	138,485
Amounts due from Unicom Group	61,401	—
Amounts due from related parties	193,048	384,531
Short-term bank deposits	662,025	282,457
Bank balances and cash	4,655,464	5,471,576

Total current assets	17,852,192	15,723,313

Non-current assets:
Property, plant and equipment	118,700,674	116,232,246
Other assets	10,062,008	8,002,207

Total assets	146,614,874	139,957,766

Liabilities and equity
Current liabilities:
Payables and accrued liabilities	16,785,749	18,526,628
Taxes payable	395,688	1,016,128
Amounts due to Domestic Carriers	948,574	822,006
Amounts due to Unicom Group	—	38,094
Amounts due to related parties	5,760	116,621
Short-term bonds	—	9,865,900
Short-term bank loans	8,928,417	7,024,358
Current portion of long-term bank loans	11,086,305	5,145,190
Current portion of obligations under finance leases	938,189	420,631
Advances from customers	7,034,995	7,886,624

Total current liabilities	46,123,677	50,862,180

Non-current liabilities:
Long-term bank loans	26,137,188	11,981,518
Obligations under finance leases	488,956	145,367
Deferred tax liabilities	170,420	132,892
Deferred revenue	4,249,733	3,567,789
Other long-term liabilities	2,578	—

Total non-current liabilities	31,048,875	15,827,566

Minority interests	—	2,734

Shareholders’ equity	69,442,322	73,265,286

Total liabilities and shareholders’ equity	146,614,874	139,957,766

Condensed Statements of Changes in Shareholders’ Equity

Balance of shareholders’ equity as of December 31, 2002	64,258,882
Net income for the year ended December 31, 2003	4,736,121
Deemed capital contribution from owner for employee housing benefits	18,532
Contribution from owner	1,673,693
Deemed capital distribution relating to the payment to Unicom Group for the transfer of Unicom New World	(3,200,000)
Distribution to owner	(286,942)
Dividend paid	(1,255,300)
Exercise of share options	1,158

Balance of shareholders’ equity as of December 31, 2003	65,946,144
Net income for the year ended December 31, 2004	4,712,687
Deemed capital contribution from owner for employee housing benefits	14,942
Deemed capital distribution relating to the payment to Unicom Group for the transfer of Unicom International	(39,416)
Dividend paid	(1,256,160)
Exercise of share options	64,125

Balance of shareholders’ equity as of December 31, 2004	69,442,322
Net income for the year ended December 31, 2005	5,012,812
Deemed capital contribution from owner for employee housing benefits	14,942
Dividend paid	(1,256,924)
Exercise of share options	52,134

Balance of shareholders’ equity as of December 31, 2005	73,265,286

Condensed Cash Flow Statements

	2003	2004	2005
Net cash inflows (outflows) from:
Operating activities	25,992,889	24,510,430	31,486,278
Investing activities	(20,295,426)	(19,668,070)	(17,430,931)
Financing activities	(11,397,136)	(9,440,491)	(13,213,324)

Net (decrease) increase in cash and cash equivalents	(5,699,673)	(4,598,131)	842,023
Cash and cash equivalents, beginning of year	14,927,357	9,227,684	4,629,553

Cash and cash equivalents, end of year	9,227,684	4,629,553	5,471,576

Interest paid (net of amount capitalized)	(2,322,892)	(1,662,419)	(1,109,808)

Supplemental information

(a)   Related Party Transactions

	2003	2004	2005
Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	155,464	212,292	207,526
Interconnection and roaming charges	47,615	56,171	57,902
Charge for cellular subscriber value-added service by New Guoxin	—	858,778	412,549
Charge for customer services	—	524,718	562,003
Charge for cellular subscriber value-added service by UNISK and Unicom NewSpace	—	4,228	28,418
Rental charges for premises, equipment and facilities	17,936	25,528	21,059
Rental income for premises and facilities	—	19,475	18,662
Constructed capacity related cost of CDMA network	—	305,903	176,130
Revenue for leasing of transmission line capacity	10,717	24,822	25,841
Charges for the international gateway services	8,631	17,062	19,797
Leasing of satellite transmission capacity	26,400	14,152	11,794
CDMA network capacity lease rental	3,909,148	6,588,926	7,924,644
Sales of CDMA handsets	23,484	—	—
Purchase of CDMA handsets	—	14,655	—
Purchase of telecom cards	1,326,641	1,087,498	671,715
Agency fee incurred for procurement of telecommunications equipment	20,705	17,759	15,791
Commission fees to New Guoxin	—	9,054	15,312

Detailed description of the nature and terms of the related party transactions are set forth in Note 32 of the consolidated financial statement.

Movement of significant provisions

(a)   Provision for doubtful debts was analyzed as follows:

	2003	2004	2005

Balance, beginning of year	1,901,752	3,498,305	3,933,507
Provision for the year	2,019,470	2,191,820	1,498,510
Written-off for the year	(358,253)	(1,756,618)	(2,343,466)
Disposal of New Guoxin	(64,664)	—	—

Balance, end of year	3,498,305	3,933,507	3,088,551

(b)          Other than those described in the above notes, there was no other significant movement of provisions for the years ended December 31, 2003, 2004 and 2005.