Form 20-F
period 2006-12-31
CHINA UNICOM LTD
filed 2007-06-29
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 1-15028
CHINA UNICOM LIMITED
(Exact Name of Registrant as Specified in Its Charter)

N/A (Translation of Registrant’s Name Into English)	Hong Kong (Jurisdiction of Incorporation or Organization)
75th Floor, The Center
99 Queen’s Road Central
Hong Kong
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Ordinary shares, par value HK$0.10 per share	Name of Each Exchange On Which Registered New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American depositary shares, or ADSs, each representing 10 ordinary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As of December 31, 2006, 12,680,989,270 ordinary shares were issued and outstanding.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☑       Accelerated Filer ☐      Non-Accelerated Filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐      Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Page
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	128

PART III	128

Item 17. Financial Statements	128

Item 18. Financial Statements	128

Item 19. Exhibits	128
EX-4.7 PRE-GLOBAL OFFERING SHARE OPTION SCHEME
EX-4.9 SHARE OPTION SCHEME
EX-4.38 CDMA NETWORK CAPACITY LEASE AGREEMENT
EX-4.39 TRANSFER AGREEMENT OF THE CDMA NETWORK
EX-4.40 COMPREHENSIVE SERVICES AGREEMENT
EX-4.41 TRANSFER AGREEMENT
EX-12.1 CERTIFICATION OF CEO PURSUANT TO 13A-14A
EX-12.2 CERTIFICATION OF CFO PURSUANT OF 13A-14A
EX-13.1 CERTIFICATION OF CEO PURSUANT TO 13A-14B
EX-13.2 CERTIFICATION OF CFO PURSUANT TO 13A-14B

Note Regarding Forward-looking Statements
     This annual report for the year ended December 31, 2006 contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation:
•	our strategy and future plan,

•	our capital expenditure plan,

•	our future business condition and financial results,

•	our ability to retain existing subscribers and attract new subscribers,

•	our ability to improve our existing services and offer and market new services,

•	future growth of market demand for our services,

•	our abilities to optimize, upgrade and expand our networks and increase network efficiency,

•	our ability to leverage our position as an integrated telecommunications operator and expand into new businesses and new markets,

•	our ability to upgrade and develop technology applications, and

•	future regulatory and other developments in the Chinese telecommunications industry.
     These forward-looking statements reflect our current views with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of many factors that may be beyond our control, including, without limitation:
•	any changes in the regulatory policies of the Ministry of Information Industry, or MII, the State-owned Assets Supervision and Administration Commission, or SASAC, and other relevant government authorities in the People’s Republic of China, or the PRC,

•	the PRC government’s decision in relation to the technology standards and licenses of third generation mobile telecommunications, or 3G,

•	the effects of competition on the demand and price of our telecommunications services,

•	any changes in telecommunications and related technology and applications based on such technology, and

•	changes in political, economic, legal and social conditions in China including: the PRC government’s policies with respect to economic growth, consolidations of and other structural changes in the PRC telecommunications industry, foreign exchange controls, foreign investments in and entry by foreign companies into China’s telecommunications market.

iii

     In addition, our future capital expenditure and development plans are dependent on various factors, including, among others:
•	the availability of adequate financing on acceptable terms,

•	the adequate and timely supply of equipment when required, and

•	the adequacy of currently available spectrum and other government-controlled telecommunications resources or availability of additional spectrum and such other telecommunications resources.
     Please also see the “D. Risk Factors” section under Item 3.
Certain Definitions
     As used in this annual report, references to “we”, “us”, “our”, the “Company” and “Unicom” are to China Unicom Limited. Unless the context otherwise requires, these references include all of our subsidiaries. In respect of any time prior to our incorporation, references to “we”, “us”, “our” and “Unicom” are to the telecommunications businesses in which our predecessors were engaged and which were subsequently assumed by us. All references to “Unicom Group” are to China United Telecommunications Corporation, our indirect controlling shareholder. Unless the context otherwise requires, these references include all of Unicom Group’s subsidiaries, including us and our subsidiaries. Please also see “A. History and Development of the Company” under Item 4 for our current shareholding structure. For purposes of this annual report, references to “PRC” and “China” do not include Hong Kong Special Administrative Region, Macau Special Administrative Region or Taiwan.

iv

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected Financial Data
     The following table presents our selected consolidated income statement data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and our selected consolidated balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006. The selected consolidated balance sheet data as of December 31, 2005 and 2006 and income statement and cash flow data for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included in this annual report. The selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 and income statement and cash flow data for the years ended December 31, 2002 and 2003 have been derived from our audited consolidated financial statements that are not included in this annual report.
     Our financial statements are prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, or HKFRS. Financial statements prepared in accordance with HKFRS vary in certain material respects from generally accepted accounting principles in the United States, or US GAAP. In accordance with HKFRS, we adopted the purchase method to account for our prior acquisitions from Unicom Group of certain cellular businesses and assets held by Unicom New Century Telecommunications Corporation Limited, or Unicom New Century, Unicom New World Telecommunications Corporation Limited, or Unicom New World, and China Unicom International Limited, or Unicom International. The acquisitions of Unicom New Century, Unicom New World and Unicom International became effective on December 31, 2002, December 31, 2003 and in September 2004, respectively, as described in “A. History and Development of the Company” under Item 4. Accordingly, our consolidated income statement and, except as otherwise noted, all other HKFRS financial information for the year 2004 presented in this annual report include the operating results of Unicom New Century and Unicom New World for the year ended December 31, 2004 and the operating results of Unicom International from the effective date of the acquisition to December 31, 2004, but our consolidated income statement and all other HKFRS financial information for the year 2003 presented in this annual report do not include the operating results of Unicom New World for the year ended December 31, 2003. Under the purchase method, our consolidated balance sheet as of December 31, 2003 includes the financial position of Unicom New Century and Unicom New World and our consolidated balance sheet as of December 31, 2004 also includes the financial position of Unicom International. In contrast, under US GAAP, these acquisitions would have been accounted for as transfers of entities under common control. The financial statements prepared under US GAAP would have been retroactively restated for all periods presented on a combined basis as if the acquisitions had been in effect since inception, whereby related assets and liabilities of the acquired businesses would have been accounted for at historical cost and the results of operations of the acquired businesses would have been included in the consolidated financial statements for the earliest period presented.
     See Note 38 to the consolidated financial statements included in this annual report for a summary of the principal differences between HKFRS and US GAAP in relation to our financial statements.

	As of or for the year ended December 31
	2002(1)	2003(1)(2)	2004(1)	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$(3)
			(in millions, except number of shares and per share data)
Statement of Income Data:
HKFRS:
Revenue (Turnover):
Cellular Service Business	31,112	57,819	71,887	79,712	86,584	11,095
-GSM Service Business	27,890	41,153	47,509	52,135	59,291	7,598
-CDMA Service Business	3,222	16,667	24,378	27,577	27,293	3,497
Paging Business	2,161	1,403	—	—	—	—
Long Distance Business	2,766	2,273	1,848	1,525	1,068	137
Data and Internet Business	2,793	3,437	3,662	3,050	2,375	304
Total service revenue	38,832	64,933	77,397	84,287	90,027	11,536
Sales of telecommunications products	1,411	2,221	1,690	2,762	4,267	547
Total revenue	40,243	67,154	79,087	87,049	94,294	12,083
Costs and expenses	(33,932)	(60,956)	(72,616)	(79,947)	(87,799)	(11,251)
Income before income tax	6,311	6,198	6,471	7,102	6,495	832
Net income	4,649	4,269	4,493	4,931	3,732	478
-Basic net income per share(4)	0.37	0.34	0.36	0.39	0.30	0.04
-Number of shares outstanding for basic net income per share (in thousands)(4)	12,552,996	12,553,010	12,561,242	12,570,398	12,599,018	12,599,018
-Diluted net income per share(4)	0.37	0.34	0.36	0.39	0.30	0.04
-Number of shares outstanding for diluted net income per share (in thousands)(4)	12,552,996	12,556,728	12,593,054	12,607,476	12,649,306	12,649,306
-Basic net income per ADS(5)	3.69	3.41	3.58	3.92	2.96	0.38
-Number of ADS outstanding for basic net income per ADS (in thousands)(4)	1,255,300	1,255,301	1,256,124	1,257,040	1,259,902	1,259,902
-Diluted net income per ADS(5)	3.69	3.41	3.57	3.91	2.95	0.38
-Number of ADS outstanding for diluted net income per ADS (in thousands)(4)	1,255,300	1,255,673	1,259,305	1,260,748	1,264,931	1,264,931

US GAAP(6):
Revenue	50,421	71,980	79,388	87,255	94,500	12,109
Operating income from continuing operations	9,759	10,710	8,185	8,142	9,202	1,179
Net income before discontinued operation, and cumulative effect of change in accounting policy	5,500	6,078	4,713	5,013	6,156	789
Loss from discontinued operation, net of tax	422	1,342	—	—	—	—
Cumulative effect of change in accounting policy (transitional adjustment of goodwill impairment upon the adoption of SFAS 142)	42	—	—	—	—	—
Net income	5,036	4,736	4,713	5,013	6,156	789
-Basic net income per share before discontinued operation and cumulative effect of change in accounting policy(4)	0.44	0.48	0.38	0.40	0.49	0.06
-Basic net income per ADS before discontinued operation and cumulative effect of change in accounting policy(5)	4.38	4.84	3.75	3.99	4.89	0.63
-Basic net income per share after discontinued operation and cumulative effect of change in accounting policy(4)	0.40	0.38	0.38	0.40	0.49	0.06
-Basic net income per ADS after discontinued operation and cumulative effect of change in accounting policy(5)	4.01	3.77	3.75	3.99	4.89	0.63

	As of or for the year ended December 31
	2002(1)	2003(1)(2)	2004(1)	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$(3)
			(in millions, except number of shares and per share data)
Balance sheet Data:

HKFRS:
Bank balances and cash	14,433	9,220	4,655	5,472	12,182	1,561
Property, plant and equipment	107,216	117,863	118,492	112,373 (7)	111,382	14,272
Total assets	152,095	152,870	149,038	142,630	146,438	18,764
Short-term debt and current portion of other long-term debt	15,330	18,173	20,015	22,035	11,072	1,419
Obligations under finance lease-current portion	17	25	938	421	100	13
Obligations under finance lease-non-current portion	101	100	489	145	10	1
Other long-term debt	37,686	36,213	26,137	11,982	4,139	530
Convertible bonds	—	—	—	—	10,325	1,323
Shareholders’ equity	66,572	69,052	72,442	76,287	79,412	10,176
Share capital	1,331	1,331	1,332	1,334	1,344	172
US GAAP(6):
Property, plant and equipment	118,787	118,171	118,701	112,549	111,286	14,260
Total assets	164,636	150,477	146,615	139,958	143,718	18,416
Obligations under finance lease-current portion	17	25	938	421	100	13
Obligations under finance lease-non-current portion	101	100	489	145	10	1
Other long-term debt	45,520	36,213	26,137	11,982	4,139	530
Convertible bonds	—	—	—	—	7,863	1,008
Shareholders’ equity	64,215	65,946	69,442	73,265	78,733	10,089
Share capital	1,331	1,331	1,332	1,334	1,344	172

Other Financial Data:

HKFRS:
Net cash generated from operating activities	13,054	22,565	23,819	30,804	35,451	4,543
Net cash used in investing activities	(5,166)	(19,051)	(18,958)	(16,748)	(17,337)	(2,222)
Net cash used in financing activities	(11,868)	(8,778)	(9,401)	(13,213)	(11,403)	(1,461)
Dividend declared per share	0.10	0.10	0.10	0.11	0.18	0.02

US GAAP(6):
Net cash generated from operating activities	18,235	25,993	24,510	31,486	35,874	4,597
Net cash used in investing activities	(10,261)	(20,295)	(19,668)	(17,431)	(17,760)	(2,276)
Net cash used in financing activities	(12,773)	(11,397)	(9,440)	(13,213)	(11,403)	(1,461)
Dividend declared per share	0.10	0.10	0.10	0.11	0.18	0.02

(1)	The adoption of HKFRS on January 1, 2005 resulted in changes in certain accounting policies which have been reflected in the financial statements either in accordance with the transitional provisions in the applicable accounting standards or, to the extent there are no transitional provisions, applied retrospectively. Accordingly, the comparative financial data prior to January 1, 2005 presented herein was restated, as applicable, in 2005 to conform to the changed accounting policies.

(2)	Under HKFRS, the sale of Guoxin Paging Corporation Ltd., or Guoxin Paging, on December 31, 2003 by us to Unicom Group has been accounted for as a sale of discontinued operation. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of December 31, 2003 was recorded as a loss on sale of discontinued operation in our consolidated income statement for the year ended December 31, 2003. The operating results of Guoxin Paging from January 1, 2003 to the effective date of the sale of Guoxin Paging were included in our consolidated income statement for the year ended December 31, 2003. Under US GAAP, the sale of Guoxin Paging to Unicom Group is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value. In addition, under US GAAP, the results of operations of a component or segment of an entity that has been disposed of should be reported in discontinued operations as a separate component of income, separated from continuing operations, in the period in which the disposal occurred and in prior periods. Accordingly, all the operating results of Guoxin Paging have been grouped into and reported in the income statement as “Discontinued operation — Loss from discontinued operation” under US GAAP.

(3)	The translation of RMB into US dollars has been made at the rate of RMB7.8041 to US$1.00, the noon buying rate in New York City for cable transfer in RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. The translations are solely for the convenience of the reader.
(4)	See Notes 30 and 38 to the financial statements included in this Form 20-F on how basic and diluted net income per share are calculated under HKFRS and US GAAP, respectively.
(5)	Net income per ADS is calculated by multiplying net income per share by 10, which is the number of shares represented by each ADS.
(6)	The US GAAP amounts as of and for each of the relevant years ended on December 31, 2006, 2005, 2004, 2003 and 2002 are presented as if the acquisitions of Unicom New Century, Unicom New World and Unicom International had been in existence since the beginning of the earliest period presented.
(7)	Certain assets have been reclassified for comparative purpose, see Notes 6 and 36 to our consolidated financial statements included in this Form 20-F for detailed discussions.
Historical Exchange Rates Information
     We publish our financial statements in Renminbi, or RMB, the legal tender currency in the PRC. In this annual report, references to “US dollars” or “US$” are to United States dollars and references to “Hong Kong dollars”, “HK dollars” or “HK$” are to Hong Kong dollars. Solely for the convenience of the reader, this annual report contains translations of certain RMB and Hong Kong dollar amounts into US dollar amounts and vice versa at specified rates. These translations should not be construed as representations that the RMB or Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollar amounts at the rates indicated or at all. Unless otherwise stated, the translations of RMB and Hong Kong dollars into US dollars and vice versa have been made at the rate of RMB7.8041 to US$1.00 and HK$7.7771 to US$1.00, the noon buying rates in New York City for cable transfers payable in RMB or Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006.
     The noon buying rates on June 27, 2007 were RMB7.6210 to US$1.00 and HK$7.8147 to US$1.00, respectively. The average noon buying rates for 2002, 2003, 2004, 2005 and 2006 were RMB8.2771, RMB8.2772, RMB8.2768, RMB8.1826 and RMB7.9723, respectively, to US$1.00, and HK$7.7996, HK$7.7864, HK$7.7899, HK$7.7755 and HK$7.7681, respectively, to US$1.00, calculated as the average of the noon buying rates on the last day of each month during each applicable year. The following table sets forth the high and low noon buying rates between RMB and the US dollar (in RMB per US dollar) and Hong Kong dollar and the US dollar (in Hong Kong dollar per US dollar) for each month during the previous six months:

Period	High	Low	High	Low
	(RMB per US$1.00)		(HK$ per US$1.00)
December 2006	7.8350	7.8041	7.7787	7.7665
January 2007	7.8127	7.7705	7.8112	7.7797
February 2007	7.7632	7.7410	7.8141	7.8041
March 2007	7.7454	7.7232	7.8177	7.8093
April 2007	7.7345	7.7090	7.8212	7.8095
May 2007	7.7065	7.6463	7.8236	7.8044
June 2007 (through June 27, 2007)	7.6680	7.6175	7.8188	7.8062
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.

D. Risk Factors
Risks Relating to Our Business
Our cellular businesses face competition from China Mobile Limited, or China Mobile, China Telecommunications Corporation, or China Telecom, and China Network Communications Group Corporation, or China Netcom. Such competition may intensify and result in slower subscriber growth, lower tariffs and higher customer acquisition costs for us, which would materially adversely affect our financial condition, results of operations and growth prospects.
     Our cellular businesses face intense competition from China Mobile. China Mobile is the largest cellular operator in China and has competitive advantages over us in areas such as customer base, financial resources and brand recognition. We have been experiencing intense competition from China Mobile in our cellular service areas, and such competition may continue and even intensify. In particular, continued price competition between China Mobile and us, such as increased offerings of package service plans with “calling-party-pays” features and/or decreased roaming charges, may accelerate the decline of the average revenue per user per month, or ARPU, of our cellular services, and adversely affect our profitability. Moreover, China Mobile has announced its intention to launch 3G cellular services in the future, which could further intensify the competition with our cellular businesses.
     Our cellular services also compete with the local wireless telecommunications services offered by China Telecom and China Netcom in their respective service areas, known as “Little Smart” services, which are based on their fixed line networks and primarily utilize the personal handy-phone system, or PHS, technology. “Little Smart” services are offered as extensions of fixed line services and, with such features as calling-party-pays arrangements, carry significantly lower tariffs than cellular services. Currently these services have attracted over 90 million users in China and their subscriber base is continuing to grow. In addition, both China Telecom and China Netcom have announced their intention to develop 3G cellular services in the future, which would impose a more direct competition with our cellular business.
     Increased competition from China Mobile, China Telecom and China Netcom could lead to slower subscriber growth, lower traffic volume of our cellular services, continued price pressure and higher customer acquisition costs, which may materially adversely affect our financial condition, results of operations and growth prospects.
Our CDMA services may remain in a relatively disadvantageous market position as compared to GSM services in China.
     We are the only cellular operator offering CDMA services in China. The majority of cellular subscribers in China today are subscribers to services based on the global system for mobile communications, or GSM. As of December 31, 2006, we had approximately 36.5 million CDMA subscribers, while there were over 400 million cellular subscribers in China as of December 31, 2006. CDMA cellular services compete with GSM services for cellular subscribers, who may be reluctant to switch to CDMA cellular services because of the need to obtain a new CDMA handset and a new phone number. CDMA services are also perceived to have limitations in international roaming due to the lack of CDMA networks in many countries. In addition, CDMA handsets are generally more expensive than GSM handsets and are not compatible with GSM networks. As a result of the smaller subscriber base, the overall size of the supply chain for CDMA cellular services in China is significantly smaller than the supply chain for GSM cellular services.

     Whether our CDMA services can gain a more favorable market position will continue to be subject to a number of uncertainties, including, among others:
•	whether we can effectively retain our existing subscribers and attract sufficient new CDMA cellular subscribers;

•	whether we can effectively maintain and/or improve the ARPU of our CDMA;

•	whether we can effectively utilize our CDMA marketing expenses to accelerate the revenue growth of our CDMA business;

•	whether we can generate more revenues from value-added services by capitalizing on the technological advantages of CDMA 1X wireless data services; and

•	whether we can enhance the market image of our CDMA services among cellular users in China.
     Any of these uncertainties may adversely affect the growth and profitability of our CDMA cellular services and consequently our financial condition and results of operation.
Our CDMA and GSM businesses compete with each other in certain areas, which may adversely affect the growth and profitability of these businesses.
     To implement differentiated and dedicated management of our CDMA and GSM businesses, we recently segregated the sales and marketing functions of these two businesses, which may require (i) more delineated allocation of resources in personnel, management, finance and information technology, among others and (ii) more management coordination at both headquarter and branch levels. However, we may not be able to achieve favorable results from the implementation of our segregation of the sales and marketing functions of our CDMA and GSM businesses. In addition, the competition between the two businesses for our internal resources as well as external cellular subscribers may not lead to overall better results of our operations. If we cannot coordinate the development of our CDMA and GSM services effectively, or obtain adequate resources for both our GSM and CDMA cellular services, the growth and profitability of these businesses and our financial condition, results of operations and growth prospects may be adversely affected.
Failure to continually optimize, expand and upgrade our networks and infrastructure or changes in telecommunications technology and technological standards could adversely affect our competitive position and hinder our growth.
     The growth of our businesses depends on whether we are able to continue to optimize and expand the coverage and capacity of our networks, to upgrade the technology and to improve the quality of our networks in a timely and effective manner. We also need to continue to improve the quality of our existing networks in order to enhance our telecommunications services.
     In addition, the telecommunications industry in China and elsewhere in the world is subject to rapid and significant changes in technology and technological standards, including the technology migration to 3G. Such changes may render our networks and systems inadequate or obsolete. As a result of such changes, we may need to make significant changes and upgrades to our existing networks and infrastructure or construct new networks and infrastructure, which may require substantial capital expenditures and other resources.

     Our ability to expand and upgrade our networks and infrastructure is subject to a number of uncertainties, including our ability to achieve the following on a timely basis and on acceptable terms:
•	obtain adequate financing;

•	obtain relevant government licenses, permits and approvals;

•	manage the technology migration in an effective manner;

•	obtain adequate network equipment and software;

•	retain experienced management and technical personnel;

•	obtain sufficient spectrum frequencies, network numbers and other telecommunications resources controlled by the PRC government;

•	gain access to the sites for network construction or upgrade; and

•	enter into interconnection and other arrangements with other operators.
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
     In order to accelerate the development of our CDMA business and subscriber growth, we have offered CDMA handset promotional packages. Under those arrangements, CDMA handsets were provided to subscribers for their use at no additional cost to them during the specified contract periods as long as such subscribers agreed to incur a minimum amount of service fees during the contract period. The maximum contract period is two years. The cost of the handsets provided to subscribers under these contractual arrangements, treated as deferred customer acquisition costs, was deferred, to the extent recoverable, and amortized over the contractual period during which we expect to receive the minimum contract revenue. Therefore, these promotional packages tend to increase our costs and expenses.
     While we have significantly reduced the use of such CDMA handset promotional packages in recent years, the carrying amount of the deferred customer acquisition costs has been gradually reduced but remained sizeable. For the year ended December 31, 2006, amortization of such deferred customer acquisition costs was approximately RMB4.21 billion and the carrying amount of such costs amounted to RMB2.10 billion as of December 31, 2006. As a result, while the use of these CDMA promotional packages has accelerated the growth of our CDMA business, it may adversely affect the profitability of our CDMA business and our financial condition and results of operations.
     In addition, upon expiration of the contract period of these CDMA handset promotional packages, some subscribers did not renew their contracts and switched to cheaper service plan packages or subscribed to our competitors’ cellular services, which contributed to the decrease of ARPU and the increase of the churn rate of our CDMA business in 2006. Such effects, if they continue, may adversely affect the profitability of our CDMA business and our financial condition and results of operations.

     In order to control the costs of our CDMA promotional packages, we adopted a policy to centralize the purchases of CDMA handsets since 2005. This centralized purchasing policy has resulted in our maintaining inventory of CDMA handsets that is subject to the risk of inventory obsolescence. As of December 31, 2006, we maintained an inventory of CDMA handsets of RMB1.35 billion.
If we are unable to fund our capital expenditure and debt service requirements, our financial condition and growth prospects will be adversely affected.
     We continue to have a significant level of capital expenditure and debt service requirements. We plan to spend approximately RMB26.00 billion for capital expenditure in 2007, an increase of 20.6% from 2006. As of December 31, 2006, the sum of our long-term and short-term interest bearing debt exceeded the amount of our cash, cash equivalents and short-term bank deposits by RMB13.27 billion. See “Liquidity and Capital Resources” under Item 5. We cannot assure you that we will be able to obtain future financing on a timely basis and on acceptable terms, and our failure to do so may adversely affect our financial condition, competitive position and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:
•	our financial condition and results of operations;

•	our creditworthiness and relationship with lenders;

•	the condition of the economy and the telecommunications industry in China;

•	conditions in relevant financial markets in China and elsewhere in the world; and

•	our ability to obtain any required government approvals for our financings.
Our long distance, data and Internet businesses remain small compared to China Telecom or China Netcom, and competition from China Telecom, China Netcom and other telecommunications service providers may adversely affect our profitability and growth in these businesses.
     The fixed line operators of China Telecom and China Netcom currently hold the strongest market position in the public switched long distance telephony, or PSTN, and data services markets in their respective service areas. They are also the leading providers of Internet protocol telephony, or IP telephony, and Internet access services in China. China Telecom and China Netcom have competitive advantages over us in areas such as customer base, financial resources, fixed network coverage and “last-mile” access. Our IP telephony services also compete with other service providers including China Satellite Communication, or China SatCom, and China Railway Communications Co. Ltd., or China Railcom. In 2006, intense competition continued to contribute to the decreases in average realized tariff rates for long distance services and in revenue from our long distance business. In addition, our lack of licenses to operate local telephony networks has continued to hinder the growth of our long distance, data and Internet businesses. Competition from China Telecom, China Netcom and other service providers may continue to adversely affect the profitability and growth of our long distance, data and Internet businesses and, to a lesser extent, our overall financial condition and results of operations.
Our churn rates and doubtful debt ratio may increase.
     The monthly average churn rate of our GSM and CDMA cellular services increased from 2.41% in 2005 to 2.44% in 2006 and from 1.49% in 2005 to 1.57% in 2006, respectively.
     The reasons for such increases include, among others, competition from other service providers, the increase in the proportion of cost-sensitive subscribers among new subscribers and discontinuance of some contractual subscribers upon expiration of their contract period under CDMA handset promotional packages. Increased churn rates of our GSM and CDMA services may adversely affect our market share and increase our costs of additional customer acquisitions and bad debt, which would adversely affect our financial condition, results of operations and growth prospects.
     China is still in the process of developing an effective credit reporting system, and with intense competition in the cellular telecommunications market, our doubtful debt ratio for cellular services, calculated as the amount of doubtful debt provided during the year divided by revenue from our cellular services, may increase in the future. Our doubtful debt ratio of our GSM and CDMA cellular businesses was at 1.7% as of December 31, 2006. If such ratio increases in the future, our financial condition and results of operations could be adversely affected.
Obstacles in interconnection with networks of other telecommunications operators could jeopardize our operations.
     The effective provision of our cellular, long distance telephony and other services requires the interconnection between our networks and those of Unicom Group, and the networks of China Telecom, China Netcom, China Mobile and other telecommunications operators. Any obstacles in existing interconnection arrangements or any significant change of their terms, as a result of natural events, accidents, or for regulatory, technological, competitive or other reasons, could lead to temporary service disruptions and increased costs that can seriously jeopardize our operations and adversely affect our profitability and growth. Difficulties in the execution of new interconnection arrangements on a timely basis and on acceptable terms, including the inability to promptly establish additional interconnection links or increase interconnection bandwidths as required, could also adversely affect our financial condition, results of operation and growth prospects.
Our controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of our other shareholders.
     Unicom Group indirectly controls an aggregate of 76.59% of our issued share capital as of May 31, 2007. As our controlling shareholder, it is able to influence our major business decisions through its control of our board of directors. All of our executive directors and executive officers also serve as directors or executive officers of Unicom Group. In addition, our operations depend on a number of services provided by Unicom Group. For example, Unicom Group leases to us, on an exclusive basis, capacity on the CDMA network located in our cellular service areas, provides us with access to international gateways, supplies us with subscriber identity module cards, or SIM cards, and calling cards and provides equipment procurement services and customer services to us. Unicom Group and we also provide a number of services to each other, including interconnection and roaming services, sales agency and collection services and provision of premises. See “A. History and Development of the Company — Our Relationship with Unicom Group” under Item 4 of this annual report. The interests of Unicom Group and our interests in these transactions may differ and Unicom Group may cause us to make decisions that conflict with the interests of our other shareholders.
The internal reorganization of Unicom Group for the A Share offering has created a two-step voting mechanism that will require the approval of the minority shareholders of both our Company and the A Share Company for significant connected transactions between us and Unicom Group.
     In October 2002, Unicom Group completed an internal reorganization of its shareholding in our company and the initial public offering in China of its newly established subsidiary, China United Telecommunications Corporation Limited, or the A Share Company. As part of this restructuring, a portion of Unicom Group’s indirect shareholding in our company was transferred to the A Share Company, whose business is limited to indirectly holding the equity interest of our company without any other direct business operations. A voting mechanism was established to allow public shareholders of the A Share Company to indirectly participate in our shareholders’ meetings and a two-step voting mechanism was established for the approval of connected transactions. See “A. History and Development of the Company — Further Restructuring of Unicom Group and Initial Public Offering of the A Share Company in 2002” under Item 4 below. As a result, significant connected transactions between us or our subsidiaries and Unicom Group or its subsidiaries will require the separate approval of the independent minority shareholders both of our company and of the A Share Company. Connected transactions approved by our independent minority shareholders nevertheless cannot proceed if they are not approved by the independent minority shareholders of the A Share Company. This adds another necessary step of approval process for those transactions.
Investor confidence and the market prices of our shares and ADSs may be materially and adversely impacted if we are or our independent registered public accounting firm is unable to conclude that our internal control over financial reporting is effective in future years as required by Section 404 of the Sarbanes-Oxley Act of 2002.
     We are a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002. Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we include in this annual report a report of management on our internal control over financial reporting and an attestation report of our independent registered public accounting firm on management’s assessment of the effectiveness of our internal control over financial reporting.
     As of December 31, 2006, our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2006 was effective. Our management’s assessment has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, which expresses unqualified opinions on our management’s assessment and on the effectiveness of our internal control over financial reporting as of December 31, 2006. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially and adversely affect the market prices of our shares and ADSs.
We may incur increased costs as a result of being a public company.
     As a public company listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited, we incur a higher level of accounting, legal and other expenses than many private companies. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, have required changes in corporate governance and internal control practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. For example, as a result of increased compliance work in light of the implementation of Section 404 of the Sarbanes-Oxley Act of 2002, our audit fees increased 110% from US$7.35 million in 2005 to US$15.42 million in 2006.

The unrealized gain or loss on changes in fair value of the derivative component of our zero coupon convertible bonds and the dilution effect resulting from the conversion of such convertible bonds may adversely affect our share price.
     On July 5, 2006, we issued zero coupon convertible bonds due July 5, 2009, with an aggregate principal amount of US$1 billion. The holder of the convertible bonds has an option to convert the bonds into our ordinary shares at a conversion price of HK$8.63 (approximately US$1.11) per share, subject to certain adjustments. According to HKFRS, the conversion option is separately carried as derivative liability at fair value on our balance sheet and any change in such fair value will be charged or credited to our statement of income for the period in which the change occurs. Due to the substantial change in our share price from HK$6.95 as of July 5, 2006, the issue date of the convertible bonds, to HK$11.40 as of December 31, 2006, the fair value of the conversion option in respect of the convertible bonds increased significantly and resulted in an unrealized loss of RMB2.40 billion (approximately US$307 million) on changes in fair value of derivative component of the convertible bonds. Although such unrealized losses do not have any effect on our cash flow or other aspects of our operations, they had a negative impact on our net income for the year 2006, causing a 24.3% decrease from 2005. Fluctuations in our share price, which are beyond our control, could cause unrealized loss or gain again in the future, which may significantly impact our net income. If such unrealized loss or gain reoccurs, we cannot assure you that it will not cause any negative impact on the market price of our shares or ADSs.
     In addition, pursuant to the subscription agreement of the convertible bonds, the holder of the convertible bonds may choose to convert such bonds into our common shares, starting from July 5, 2007. Assuming full conversion of the bonds at the initial conversion price of HK$8.63 (US$1.11) per share, the bonds would be convertible into 899,745,075 ordinary shares, representing approximately 6.67% of our enlarged issued and outstanding share capital as of June 20, 2006. If the holder of the convertible bonds chooses to convert a portion or all of the convertible bonds, such conversion may dilute our net income per share, which in turn could have negative impact on the market price of our Shares or ADSs.
Risks Relating to the Telecommunications Industry in China
Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects.
     The PRC government continues to regulate many aspects of the telecommunications industry in China. Potential changes in regulations and policies and their implementation could lead to significant changes in the overall industry environment. These changes may include, among others, new regulatory decisions or measures relating to issuance of 3G licenses or selection of 3G technology standards, calling-party-pays arrangements, roaming charges or other tariff adjustments, fulfillment of telecommunications service providers’ universal service obligations and the associated expenses, usage of numbers or frequency resources and the associated fees, or standards and mechanisms of interconnection settlement, and could substantially affect our financial condition, results of operations and growth prospects. For example, if the PRC government decides to grant 3G licenses to one or more of our competitors but not to us, or deregulates or reduces state tariff rates applicable to some of our services, our results of operations and financial condition may be materially and adversely affected. In addition, MII has recently encouraged the gradual implementation of “calling-party-pays” billing arrangements and the reduction of roaming charges by wireless telecommunications operators in the PRC. We cannot predict whether such regulatory moves will result in changes in regulations and official policies, and we cannot assure you that any such regulatory moves, if implemented, will not adversely affect our financial condition, results of operations and growth prospects.

     Moreover, the PRC government has in the past restructured the telecommunications industry through a number of initiatives that were rolled out in stages and may initiate further industry restructuring in the future. Any form of potential restructuring of the PRC telecommunications industry may significantly affect the overall business environment and the operations of telecommunications operators in China, including us. We cannot predict the timing for, and any implications and effect of, any future restructuring of the PRC telecommunications industry, or give any assurance that we will not be materially adversely affected by any such industry restructuring. Recently, there have been some media reports indicating that our CDMA and/or GSM businesses may be transferred to other PRC telecommunications operator(s) as a result of a contemplated industry restructuring. We are not aware of any agreements or arrangements in this regard, and we have been unable to confirm with the relevant PRC regulators whether this or any other particular form of industry restructuring is being contemplated. If any such restructuring is carried out at a time or in terms that are not in the interest of our Company or different from market expectations, the value of our Company and the market prices of our ADSs and shares could be materially and adversely affected.
Issuance of additional telecommunications service licenses, including 3G licenses, may further intensify competition in the PRC telecommunications industry and materially adversely affect our financial condition, results of operations and growth prospects.
     Since the mid-1990s, the PRC government has taken various measures, including licensing more providers of telecommunications services, to encourage competition in the telecommunications industry. Currently, the Chinese telecommunications market has six basic telecommunications service providers — China Telecom, China Mobile, China Netcom, China Satcom, China Railcom, and our Company — and thousands of value-added service providers. In addition, the government may grant additional telecommunications service licenses in the future, including 3G licenses.
     Although the MII recently announced three 3G technology standards in the PRC, which include the standard known as “CDMA2000” that has been utilized by our CDMA cellular business, to date, the PRC government has not publicly announced its official decisions on the definitive timing of the grant of the 3G licenses, the number of 3G licenses to be granted or the selection criteria for telecommunications operators to be granted with 3G licenses. The issuance of 3G licenses may significantly change the overall competition environment of the wireless telecommunications industry and further intensify the competition among telecommunications service providers in China. While we, together with certain other telecommunications service providers, have participated in the 3G trial test and study programs sponsored by the MII and have been preparing for developing 3G business by upgrading our networks and services, we cannot assure you that the PRC government will grant us the requisite approvals and 3G license(s) in a timely or favorable manner, or at all. We cannot predict the 3G technology standards that may be selected by the PRC government for the 3G license(s) that may be granted to us. Even if we are granted one or more 3G licenses, we cannot assure you that we will successfully manage the technology migration to 3G and 3G operations and effectively compete with other cellular services provider(s).
     After its accession to the World Trade Organization, or WTO, in December 2001, China promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, implementing its commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in China to foreign operators. As of the end of 2006, there was no longer any geographic restriction for foreign telecommunications service provider to provide mobile voice and data telecommunications services in China. See “B. Business Overview — Regulatory and Related Matters — Entry into the Industry” under Item 4. When the PRC government grants licenses to additional telecommunications service providers in the future, licensees may include foreign-invested operators. Such foreign-invested operators entering into China’s telecommunications market may have competitive advantages over us in areas such as financial resources, network management and technical expertise.
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
     The telecommunications industry in China has experienced rapid growth in the last several years, especially in the cellular communications sector. The total number of cellular subscribers in China increased from 43.3 million at the end of 1999 to 461.1 million by December 31, 2006. Cellular penetration increased from 3.5% to over 35% nationwide during the same period. The growth in cellular subscribers has been slowing down as cellular penetration continues to increase in our cellular service areas. In addition, ARPU for the cellular communications market in China continues to decline. For example, ARPU of our CDMA subscribers declined from RMB75.1 in 2005 to RMB65.9 in 2006. Any slowdown in the growth in China’s telecommunications industry may adversely affect the growth and profitability of our business.
The PRC government may require us, along with other telecommunications service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.
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
     While specific universal services obligations are not yet clear, we believe that such services may include mandatory provision of basic telecommunications services in less economically developed areas in China and mandatory contribution to a universal service fund. In addition, as part of the transitional measures prior to the formalization of a universal service obligation framework, the MII has required major telecommunications service providers in China, including Unicom Group, to participate in a project to provide telephone services in thousands of remote villages in China. In participating in such project, Unicom Group, with our assistance, undertook the universal service obligation to extend telecommunications service coverage to a total of more than 5,700 administrative-level villages from 2004 to 2006 primarily through its CDMA and satellite transmission networks. See “B. Business Overview — Regulatory and Related Matters — Universal Services” under Item 4.
     We cannot predict whether the PRC government will specifically require us to undertake universal service obligations in the future. To the extent we are required to do so, it is currently uncertain whether we will be adequately or timely compensated by the government or by the universal service fund. We cannot assure you that we will be able to realize an adequate return on investments for expanding networks to, and providing telecommunications services in, those less economically developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs. We also cannot predict whether we will be required to make contribution to the universal service fund. Any of these events may adversely affect our financial condition and results of operations.
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
     Substantially all of our business operations are conducted in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments. In recent years, the PRC government has implemented certain measures to manage the pace of economic growth. These measures may cause a decrease in the level of economic activity in China, including a decline in individual spending activities, which in turn could adversely affect our financial condition and results of operations.
If the PRC government revises the current regulations that allow a foreign investment enterprise to pay foreign exchange in current account transactions, our operating subsidiary’s ability to satisfy their foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted.
     The ability of our wholly-owned operating subsidiary, China Unicom Corporation Limited, or CUCL, to satisfy its foreign exchange obligations and to pay dividends to us depends on existing and future foreign exchange regulations in China. The Renminbi is currently convertible by foreign-invested enterprises in China to settle transactions under the current account, which include trade and service related foreign exchange transactions and payments of dividends and interest on foreign loans. Renminbi currently cannot be freely converted without regulatory approval for transactions under the capital account, which includes outbound foreign investment and principal payments on foreign loans. CUCL, which holds substantially all of our assets and through which we conduct substantially all of our business, is a foreign-invested enterprise in China. This status allows it to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange. However, there is no assurance that the relevant PRC government authorities will not in the future impose any limitation on the ability of foreign-invested enterprises to purchase foreign exchange to satisfy their foreign exchange obligations or to pay dividends. In that event, CUCL’s ability to satisfy its foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted.
Fluctuations in the value of the Renminbi could adversely affect the prices of our shares and ADSs as well as our profitability.
     Substantially all of our revenues and costs and expenses are denominated in Renminbi, while a portion of our borrowings, equipment purchases and other capital expenditures are denominated in foreign currencies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to that of U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies determined by the People’s Bank of China. As of December 29, 2006, the Renminbi has appreciated approximately 5.71% in value against the U.S. dollar since July 21, 2005. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With increased floating range of the Renminbi’s value against foreign currencies, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar or other foreign currencies in the future. Increased fluctuations of the Renminbi could adversely affect the value in foreign currency terms of cash flow generated from our operations or any dividends payable on our shares and ADSs, and therefore the price of our shares and ADSs. Any future Renminbi devaluations could also increase our equipment importation costs or lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities, thereby adversely affecting our profitability.
Uncertainties in the PRC legal system could limit the legal protections available to us and to foreign investors.
     Our wholly-owned operating subsidiary, CUCL, is organized under the laws of PRC and is generally subject to laws and regulations applicable to foreign-invested enterprises in China. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. Since 1979, the PRC government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, property, taxation and trade. However, because these laws and regulations are relatively new, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws and regulations involves uncertainties. Therefore, the PRC legal system may not afford the same legal protection available to investors in the United States or elsewhere.
Item 4. Information on the Company
A. History and Development of the Company
Historical Industry Restructuring
     Since 1993, the PRC government has implemented a number of measures to restructure and introduce competition in the telecommunications industry. Prior to July 1994, China Telecom was the sole provider of telecommunications services in China. In July 1994, Unicom Group was established in accordance with the State Council’s approval to introduce orderly competition in the telecommunications industry. Since then, the PRC government has approved Jitong Network Communications Company Limited, or Jitong, and China Netcom Corporation Ltd., or CNCL, to provide IP telephony, Internet and data services. It has also approved China Railcom to provide most telecommunications services other than cellular services.
     In 1999, the State Council approved a plan to restructure the former China Telecom along four business lines: fixed line, cellular, paging and satellite communications. As a result of the restructuring, China Telecom retained the fixed line, data and Internet businesses, while China Mobile assumed the cellular business previously operated by China Telecom. In 2002, the PRC government further separated China Telecom into two companies, with the southern company retaining the name of China Telecom and assets and businesses in 21 provinces in southern and western China and the northern company retaining assets and businesses in 10 provinces in northern China and merging with CNCL and Jitong to form China Netcom. As a result of the PRC government’s efforts to introduce competition in the telecommunications industry, there is currently more than one service provider in most of the sectors within the telecommunications industry. See “B. Business Overview — Competition” below.
History of Unicom Group
     Since its establishment in July 1994, Unicom Group has developed a nationwide cellular network using GSM technology, a nationwide cellular network using CDMA technology and a nationwide long distance telephony network. In May 1997, the State Council granted approval to Unicom Group to provide data services. The MII licensed Unicom Group to begin to provide Internet services in July 1999 and IP telephony services on a trial basis in 12 cities in April 1999 and on a nationwide basis in March 2000.
     Unicom Group offers local telephony services in Sichuan Province and the municipalities of Chongqing and Tianjin. It also offers satellite transmission services through its subsidiary, China United Telecommunications Satellite Communication Co. Ltd., or Unisat.
The Restructuring of Unicom Group and Our Initial Public Offering in 2000
     We are a company limited by shares incorporated under the Companies Ordinance of Hong Kong on February 8, 2000. Our registered office and principal executive offices are located at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (telephone number: 852-2126-2018).
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
     In accordance with the articles of association of the A Share Company and Unicom BVI, before Unicom BVI votes on certain proposals at our shareholders’ meeting, the A Share Company must first convene a shareholders’ meeting to consider the same proposals in order to direct Unicom BVI to vote the shares in our company indirectly held by the A Share Company through Unicom BVI. Unicom Group can similarly direct the voting in respect of its direct equity interest in Unicom BVI. This mechanism for voting is designed to allow public shareholders of the A Share Company to indirectly participate in our shareholders’ meeting.
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
Acquisitions of Unicom New Century and Unicom New World and the Sale of Guoxin Paging
     On December 31, 2002, in accordance with the two-step approach outlined above, we successfully completed the acquisition from Unicom Group of Unicom New Century, which holds cellular telecommunications businesses (including GSM assets and businesses and CDMA businesses) in the following nine provinces, autonomous regions and municipalities in China: Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan provinces, Guangxi Zhuang Autonomous Region, Xinjiang Uygur Autonomous Region and Chongqing municipality. The total purchase price was HK$4,523,181,304, payable in cash.
     On December 31, 2003, we successfully completed the acquisition from Unicom Group of Unicom New World, which holds cellular telecommunications businesses (including GSM assets and businesses and CDMA businesses) in the following nine provinces and autonomous regions in China: Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Xizang Zang autonomous regions. The total purchase price was HK$3,014,886,000, payable in cash. On the same date, we also completed the sale of the entire equity interests of Guoxin Paging to Unicom Group for a total sale price of HK$2,590,917,656, and such proceeds were applied to our general working capital.
     As a result of the acquisitions of Unicom New Century and Unicom New World, CUCL extended its cellular businesses to all provinces, autonomous regions and municipalities in China except Guizhou province.
Mergers of Unicom New Century and Unicom New World into CUCL
     On July 30, 2004, Unicom New Century was merged into CUCL and legally dissolved upon the completion of such merger. On September 1, 2005, Unicom New World was merged into CUCL and legally dissolved upon the completion of such merger.
Acquisition of China Unicom International Limited
     In September 2004, we acquired from Unicom Group of Unicom International, a limited liability company established in Hong Kong engaging in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services. Unicom International’s wholly-owned US subsidiary, China Unicom USA Corporation, or Unicom USA, carries a wholesale business of voice traffic between the United States and mainland China. The total purchase price was HK$37,465,996, payable in cash.
Establishment of Unicom Macau and the Launch of CDMA Services in Macau
     On October 15, 2004, we established China Unicom (Macau) Company Limited, or Unicom Macau, in Macau. In March 2005, Unicom Macau was granted, through a bidding process, a CDMA license with a term up to June 5, 2013, which allows Unicom Macau to provide roaming services and, subject to the Macau government’s further approval, provide CDMA cellular services to local CDMA users in Macau after the first year of its operation. In October 2005, Unicom Macau completed the construction of a CDMA network in Macau and launched CDMA roaming services. On August 14, 2006, Unicom Macau obtained approval from the Macau government to provide CDMA cellular services to local users in Macau. Unicom Macau also received a 3G license on the basis of CDMA2000 technology standard on October 24, 2006 to operate a CDMA2000 network in Macau. Pursuant to the terms of the 3G license,

Unicom Macau is required to launch the 3G operations within a year from the date of the issuance of such license.
Incorporation of Unicom Huasheng
     On July 1, 2005, CUCL and Unicom Xingye Science and Technology Trade Co., or Unicom Xingye, a subsidiary of Unicom Group, incorporated Unicom Huasheng. Unicom Huasheng, currently a 99.5%-owned subsidiary of CUCL, is principally engaged in sales of handsets and telecommunications equipment and provision of technical services for us.
Share Segregation Reform of the A Share Company
     On May 11, 2006, the relevant shareholders of the A Share Company approved a proposal by all the holders of the non-tradable shares of the A Share Company, including Unicom Group, to convert their non-tradable shares into shares that are listed and tradable on the Shanghai Stock Exchange. This proposal was made pursuant to and in compliance with the PRC regulations in respect of share segregation reform of companies listed in the PRC. In connection with the conversion of all non-tradable shares into tradable shares, holders of the non-tradable shares of the A Share Company transferred to each holder of tradable shares 2.8 non-tradable shares for every ten tradable shares held by such holder as of May 17, 2006. The tradable shares converted from non-tradable shares are subject to certain lock-up restrictions as required by the relevant PRC regulations. As a result of the implementation of this proposal, Unicom Group’s ownership interest in the A Share Company decreased from 69.32% to 60.74%.
     On May 31, 2007, Unicom Group increased its ownership interest in the A Share Company from 60.74% to 61.74% by subscribing for 212,081,265 additional shares of the A Share Company. Pursuant to the lock-up commitment made by Unicom Group, such newly subscribed shares as well as the 1,059,829,820 shares of the A Share Company held by Unicom Group will not be freely tradable until November 16, 2007. The A Share Company in turn held 82.10% of the total equity interest in Unicom BVI, with the remaining 17.90% held directly by Unicom Group. Unicom BVI held 76.59% of our outstanding shares and Unicom Group remains our ultimate controlling shareholder. See also the chart below for the current shareholding structure of our company.
     Set forth below is our shareholding structure and subsidiaries as of May 31, 2007.

Our Relationship with Unicom Group
     Unicom Group continues to own and manage the international gateways that provide international connections to our long distance network. Unicom Group also continues to operate the following telecommunications networks:
•	its cellular networks in Guizhou province,

•	its local telephony networks in Sichuan Province and Chongqing and Tianjin municipalities, and

•	the satellite transmission networks operated through Unisat.
     In March 2007, Unicom Group obtained approvals from the MII and discontinued the operations of its paging business through Unicom Paging and Guoxin Paging.
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
     In connection with the restructuring of Unicom Group and the acquisitions of Unicom New Century, Unicom New World and Unicom International, we entered into a number of agreements with Unicom Group pursuant to the two-step process described in “Further Restructuring of Unicom Group and the Initial Public Offering of A Shares” above. These include arrangements for interconnection and roaming services between the telecommunications networks owned by us and Unicom Group and for the provision or sharing of telecommunications and ancillary services and facilities between us and Unicom Group. Unicom Group also retains its interests in its other subsidiaries that provide ancillary services to us, including the procurement of telecommunications equipment and the supply of SIM cards and calling cards. In October 2006, we entered into several new agreements with Unicom Group to replace the existing arrangements. See “B. Related Party Transactions” under Item 7 for a detailed description of our agreements with Unicom Group.
     Unicom Group has constructed nationwide cellular networks based on CDMA IX technology. We entered into lease agreements with Unicom Group to lease a portion of the network capacity and began to offer CDMA cellular services on an exclusive basis in our cellular service areas in early 2002. In October 2006, we entered into a new CDMA lease agreement, effective January 1, 2007, with Unicom Group in respect of the CDMA networks. Unicom Group only operates its CDMA networks in Guizhou province, which is outside of our cellular service areas. We also have an option to acquire the CDMA networks from Unicom Group. See “B. Related Party Transactions — Leasing of CDMA Network Capacity” under Item 7.

Capital Expenditures and Divestitures
     See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous three years and those planned for 2007. We have not undertaken any significant divestitures.
B. Business Overview
General
     We are an integrated telecommunications operator in China, offering a comprehensive range of telecommunications services, including cellular, international and domestic long distance, data and Internet services based on our advanced, uniform nationwide network system. We offer nation-wide cellular communications services based on both GSM and CDMA technologies in China. We and China Mobile are currently the two cellular service providers in China.
     We had a total of 105.87 million GSM cellular subscribers as of December 31, 2006, representing an 11.4% increase from 95.07 million subscribers as of December 31, 2005. Our GSM cellular business accounted for 62.9% of our total revenue in the year ended December 31, 2006. We had approximately 36.49 million CDMA cellular subscribers as of December 31, 2006, representing an 11.5% increase from 32.72 million subscribers as of December 31, 2005. Our CDMA Cellular business contributed 33.5% of our total revenue in the year ended December 31, 2006. At the end of 2006, our market share in terms of the number of subscribers in our cellular service areas was 31.3%, declining from 34.5% at the end of 2005.
     We also provide long distance, data and Internet services in China. These businesses currently represent a relatively small portion of our overall business. Our long distance, data and Internet businesses collectively accounted for 3.7% of our total revenue in 2006, compared to 5.3% in 2005. Outgoing public switched and IP telephony long distance calls totaled 11.23 billion and 13.13 billion minutes, respectively, in 2006, compared to 10.48 billion and 14.73 billion minutes, respectively, in 2005. Incoming international long distance calls (including incoming calls from Hong Kong, Macau and Taiwan) totaled 2.61 billion minutes in 2006, a slight increase from 2.59 billion minutes in 2005. We had 1.254 million broadband Internet access subscribers at the end of 2006.
Recent Developments
     As of March 31, 2007, the total number of our GSM subscribers has increased to 109.16 million, including 56.16 million post-paid subscribers and 53.00 million pre-paid subscribers. As of March 31, 2007, we also had a total of 37.72 million subscribers to our CDMA services. For the three months ended March 31, 2007, average minutes of usage, or MOU, per subscriber per month for GSM and CDMA services in our combined service areas were 237.2 minutes and 257.4 minutes, respectively. ARPU for GSM services in our combined service areas was RMB46.8 for the three months ended March 31, 2007. ARPU for CDMA services in our combined service areas was RMB58.6 for the three months ended March 31, 2007. For the three months ended March 31, 2007, outgoing public switched and IP telephony long distance calls totaled 2.64 billion minutes and 2.98 billion minutes, respectively.
Cellular Services
     Our cellular business is our largest business, with our GSM and CDMA businesses together having contributed 96.3% of our total revenue in 2006.

     We offer both GSM and CDMA cellular services. We also offer GSM international roaming services in conjunction with 260 operators in 170 countries and regions and CDMA international roaming services in conjunction with 22 operators in 16 countries and regions.
     In 2004, we began to offer GSM and CDMA dual mode cellular handset service under the brand name “Worldwind.” In April 2005, we launched “Worldwind” dual-mode card service based on the dual mode handset service. In 2006, we introduced the “dual-standby” technology into our “Worldwind” services and now offer “dual-mode, dual-standby” services under the brand name “Worldwind.”
     In October 2005, we successfully launched our CDMA network in Macau to provide roaming services for all CDMA users in Macau. In 2006, we obtained approval from the Macau government to provide CDMA services to local users in Macau and also received a 3G license to operate a CDMA 2000 network in Macau.
     We also offer a broad range of value-added services, or VAS, to our cellular subscribers, including short message services, or SMS, personalized ring-back tone services, CDMA 1X wireless data services and GSM wireless data services, under the integrated business brand of “uni”, which represents various wireless VAS we offer for our cellular subscribers. The proportion of our total cellular service revenue generated from VAS increased significantly from 15.2% in 2005 to 19.5% in 2006.
     GSM Cellular Services
     Our GSM cellular networks reach all cities, county centers, major towns, major highways and railways in our cellular service areas. We continue to selectively deploy GSM systems that operate in the 1800 MHz frequency band in high-density population and high call volume centers to supplement our GSM networks operating in the 900 MHz frequency band. In 2006, we continued to focus on optimizing the operational efficiency and stability of our GSM networks, and will continue to improve our GSM networks to support the development of our various cellular services. In particular, we started to upgrade our GSM networks to launch general packet radio service, or GPRS, services since 2005. We have upgraded our GSM networks in 65 major cities to be able to offer GPRS services as of the end of 2006. On May 17, 2007, we launched the commercial operation of GPRS services in 70 cities on a trial basis. We plan to continue and expand our GPRS upgrade to additional cities in 2007.
     Post-paid Services and Pre-paid Services
     We offer two main categories of GSM cellular services: post-paid and pre-paid services that target different consumer segments. Generally, we promote our pre-paid services to migrant population and temporary residents as well as mass market subscribers and target our post-paid services at consumers who have relatively high usage of telecommunications services.

     Subscribers and Usage
     The following table sets forth selected historical information about our GSM cellular operations and our subscriber base for the periods indicated.

	CUCL (4) and
	Unicom New			CUCL(5) as of or
	World, as of or			for the three
	for the year ended	CUCL(5) as of or for		months ended
	December 31,	the year ended December 31,		March 31,
	2004	2005	2006	2007
Number of subscribers (in thousands)	84,267	95,072	105,873	109,158
Post-paid	42,844	48,166	54,267	56,158
Pre-paid	41,423	46,906	51,606	53,000
Estimated market share in our service areas(1)	26.8%	25.6%	23.3%	23.0%
Average minutes of usage per subscriber per month(2)	188.9	202.2	237.2	237.2
Average revenue per subscriber per month (in RMB)(3)	49.4	48.5	49.2	46.8
SMS Volume (in billions)	32.39	39.51	58.89	17.28

(1)	Market share in a given area is determined by dividing the number of our GSM subscribers in the area by the total number of cellular subscribers in the area. Source: Ministry of Information Industry.

(2)	Average minutes of usage per subscriber per month is calculated by dividing the total minutes of usage during the period by the average number of our GSM subscribers during the period, and dividing the result by the number of months in the relevant period.

(3)	Average revenue per subscriber per month, or ARPU, is calculated by dividing the sum of GSM cellular services revenue during the relevant period by the average number of our GSM subscribers during the period, and dividing the result by the number of months in the period.

(4)	Includes Unicom New Century, which merged into CUCL on July 30, 2004.

(5)	Includes Unicom New Century and Unicom New World, which merged into CUCL on July 30, 2004 and September 1, 2005, respectively.
     Subscriber Increase: As of December 31, 2006, our total number of GSM subscribers increased from 95.07 million as of December 31, 2005 to 105.87 million, including 54.27 million post-paid subscribers and 51.61 million pre-paid subscribers. We believe that this growth was attributable to a number of factors, including, among others, (i) continued growth of the Chinese cellular telecommunications market, driven by economic growth and reduction in the cost of cellular handsets and services, (ii) our sales and marketing efforts in retaining existing subscribers and expanding our subscriber base, (iii) relatively competitive pricing of our services and (iv) quality of our customer service. However, our share of the cellular market in terms of total cellular subscribers in our GSM cellular service areas was 23.3% as of December 31, 2006, as compared with 25.6% as of December 31, 2005.
     MOU and ARPU: MOU and ARPU of our GSM services were 286.05 billion minutes and RMB49.2, respectively, in 2006. The average MOU per subscriber per month was 237.2 minutes in 2006, an increase of 35.0 minutes from 202.2 minutes in 2005. The increase in MOU was attributable to increased competition with our competitor, which resulted in the provision of more call minutes in the package service plans offered to subscribers. The decreasing effective tariffs as a result of such competition also encouraged higher usage among subscribers. ARPU of our GSM services increased slightly from RMB48.5 in 2005 to RMB49.2 in 2006, which was attributable to higher penetration rate of VAS services based on GSM networks.
     Churn Rate: In 2006, the monthly average churn rate for our GSM services slightly increased from 2.41% in 2005 to 2.44% primarily as a result of intensified competition and the fact that a larger portion of our new GSM subscribers are low- to mid-end subscribers. Our calculation of churn rate reflects those subscribers who switch to services of other operators and those whose services we terminate as a result of account inactivity or payment delinquency. If competition continues to intensify, our churn rate from subscribers voluntarily discontinuing our services may further increase in the future.

     Payment Delinquency: Payment delinquency increased in 2006. As of December 31, 2006, the doubtful debt ratio for our GSM cellular services, calculated as the amount of doubtful debt provided in 2006 divided by revenue from GSM cellular services, is 1.9%, higher than the 1.7% at the end of 2005 due to the fact that a larger portion of our new GSM subscribers are low- to mid- end subscribers. In some of our cellular service areas we require our post-paid subscribers to deposit service charges and maintain a certain level of account balances with us or with commercial banks that collect service fees for us. We classify the creditworthiness of our subscribers into various levels and have adopted other credit control measures. We also closely manage payment delinquencies through confirmation of customer address and other registration information, expansion of collection channels, advance notification of inadequate deposits, close monitoring of call patterns and account balances and prompt termination of services.
     Tariffs
     Generally the categories of tariffs we charge our cellular subscribers include, among others, basic monthly fees, usage charges, roaming charges, long-distance call charges and charges for value-added services.
     The cellular tariffs are set forth by the MII and tariff adjustments are subject to regulation by various government authorities, including the MII, the National Development and Reform Commission and the relevant provincial price regulatory authorities. The following table summarizes the present State-guidance tariff rates for post-paid and pre-paid cellular services:

	Post-paid Services	Pre-paid Services
	RMB	RMB
Basic monthly fee	50	0
Local usage charge (per minute)	0.4	0.6
Domestic roaming charge (per minute)	0.6	0.8

Source:	MII.
     Intense competition in our cellular service areas has resulted in tariff discounts and service promotions offered by both us and our main competitor from time to time, which may lower effective tariffs. These discounts and promotions have taken many forms, including promotional tariff rates, free call minutes, reduced roaming charges, off-peak discounts or discounts for high-usage subscribers and package service plans with fixed monthly fees. See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.
     We have introduced a number of package service plans. Under these plans, subscribers typically pay a fixed monthly fee for a specified number of call minutes. The plans vary in the level of the fixed monthly fee, the number of specified call minutes and the tariff rates for call minutes in excess of the specified call minutes. The terms of these plans also vary depending on the local markets and generally offer some price discounts to similar plans of our main competitor. We have also introduced in selected cities promotional plans for certain qualified subscribers, which allow such subscribers to receive incoming calls without incurring per-minute usage charges in exchange for a fixed monthly fee.
     In 1997, the PRC government granted us preferential treatment by allowing us to reduce our tariffs by up to 10% below the State-guidance tariff rates. In the past, this preferential treatment has helped us capture a significant number of cellular subscribers by allowing us to market our cellular services at discounted rates. As we and our main competitor introduced various package service plans and other promotional programs, the tariff structure has become more complex. While we continue to maintain tariff levels that are generally lower than those of our main competitor, the more complex tariff structure has, to some extent, made our price advantages less obvious to subscribers compared to previous tariff schemes that were largely based on simple per-minute charges. Beginning in 2005, as we continued to offer package service plans in our service areas, we have significantly reduced the variety of such plans and stopped offering service plans that were not profitable. We also further centralized the package service planning to provincial-level branches and higher.
     Beginning in 2006, the MII has stepped up its efforts to encourage wireless telecommunications operators to offer tariff packages featuring “calling-party-pays” billing arrangements. In light of such policy move, in early 2007, we have started to offer package service plans with “calling-party-pays” billing arrangements in selected service areas such as Beijing and Guangdong. Depending on the regulatory and business competitive environment, the service areas in which we offer package service plans with “calling-party-pays” features may further expand.
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
     As of 2006, Unicom Group’s total CDMA network capacity amounted to approximately 84 million subscribers. This level of capacity provides sufficient room for the growth of our CDMA subscriber base and ensured our CDMA nationwide network coverage and telecommunications quality, including both outdoor and indoor coverage, as well as the data-processing capacity of our CDMA 1X services.
     Our Lease of CDMA Networks from Unicom Group
     After the acquisitions of Unicom New Century and Unicom New Horizon, we entered into a consolidated lease agreement, or the 2005 CDMA Lease, with Unicom Group and Unicom New Horizon on March 24, 2005 to replace the three then existing lease agreements, or the Old CDMA Leases, between Unicom Group and Unicom Horizon on the one hand, and CUCL, Unicom New Century and Unicom New World, respectively, on the other hand. On October 26, 2006, we entered into a further updated lease agreement, or the 2006 CDMA Lease, with Unicom Group and Unicom Horizon, to replace the 2005 Lease Agreement. See “B. Related Party Transactions — Leasing of CDMA Network Capacity” under Item 7.
     The 2006 CDMA Lease has an initial term of one year commencing from January 1, 2007. We may extend the 2006 CDMA Lease for another year until December 31, 2008 by giving no less than 180 days’ prior written notice to Unicom New Horizon on or before December 31, 2007. We currently intend to extend the 2006 CDMA Lease to December 31, 2008. The lease fee for each year of 2007 and 2008 will be (i) 31% of the audited service revenue generated in that year by our CDMA business or (ii) 30% of the audited service revenue generated in that year by our CDMA business, if the audited income before taxation of our CDMA business for the relevant year is less than the audited income before taxation of our CDMA business for 2006. The term of the 2006 CDMA Lease may be renewed for additional terms at our option, with the length of such renewed terms and lease fee to be agreed upon.
     We lease all constructed CDMA network capacity from Unicom Group and operate these CDMA networks in our cellular service areas on an exclusive basis and receive all revenue generated from the operation. We may terminate the lease arrangements upon giving at least 180 days’ prior written notice to Unicom Group.
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
     Services
     The CDMA services we offer include basic voice and value-added services such as call forwarding and voicemail, caller identity display, SMS services and CDMA 1X wireless data services. Like our GSM services, our CDMA services also offer both post-paid and pre-paid services.
     In August 2004 and April 2005, we launched CDMA and GSM dual-mode cellular handset and card services, respectively, under the brand name “Worldwind.” In 2006, we further integrated “dual-standby” technology into our services to launch the “dual-mode, dual-standby” services. “Worldwind” “dual-mode, dual-standby” services, which are available to our subscribers who use either a “dual-mode, dual-standby” handset or a “dual-mode, dual-standby” user card, have the following features:
•	users can switch between GSM and CDMA networks in China, thereby offering wireless coverage in areas of the country covered by only one of these networks;

•	when roaming in areas outside of China, users can use the cellular services of local operators, whether they are GSM or CDMA, who signed roaming agreements with us; and

•	our GSM users who sign up for “Worldwind” can continue to use the basic GSM services, while enjoying the additional benefits of the CDMA 1X services.
     Subscriber Base
     The following table sets forth selected historical information about our CDMA cellular operations and our subscriber base for the periods indicated.

	CUCL(4)			CUCL(5)
	and Unicom			as of or
	New World,			for the three
	as of or for the year	CUCL(5) as of or for		months ended
	ended December 31,	the year ended December 31,		March 31,
	2004	2005	2006	2007
Number of subscribers (in thousands)	27,815	32,723	36,493	37,724
Post-paid	25,824	30,010	33,454	34,605
Pre-paid	1,991	2,713	3,039	3,119
Estimated market share in our service areas(1)	8.8%	8.8%	8.0%	8.0%
Average minutes of usage per subscriber per month(2)	292.3	276.9	274.7	257.4
Average revenue per subscriber per month (in RMB)(3)	85.3	75.1	65.9	58.6
SMS Volume (in billions)	11.83	15.02	16.78	4.52

(1)	Market share in a given area is determined by dividing the number of our CDMA subscribers in the area by the total number of cellular subscribers in the area. Source: Ministry of Information Industry.

(2)	Average minutes of usage per subscriber per month is calculated by dividing the total minutes of usage during the period by the average number of our CDMA subscribers during the period, and dividing the result by the number of months in the relevant period.

(3)	Average revenue per subscriber per month, or ARPU, is calculated by dividing the sum of CDMA cellular services revenue during the relevant period by the average number of our CDMA subscribers during the period, and dividing the result by the number of months in the period.

(4)	Includes Unicom New Century, which merged into CUCL on July 30, 2004.

(5)	Includes Unicom New Century and Unicom New World, which merged into CUCL on July 30, 2004 and September 1, 2005, respectively.
     As of December 31, 2006, our total CDMA subscriber base reached 36.49 million, representing an increase of 11.5% from 32.72 million subscribers at December 31, 2005. Among the total CDMA subscribers, post-paid subscribers increased by 11.5% from 30.01 million as of December 31, 2005 to 33.45 million as of December 31, 2006, while pre-paid subscribers increased by 12.0% from 2.71 million as of December 31, 2005 to 3.04 million as of December 31, 2006. We believe the growth in our CDMA subscriber base was primarily attributable to:
•	increased brand awareness and our distribution and marketing efforts, including our adoption of an effective subsidizing policy that (i) offers various forms of subsidies such as free minutes and free trials of VAS services and (ii) ties the subsidies to subscribers’ ARPU;

•	decreased retail sale prices of and the availability of more varieties of CDMA handsets as a result of our centralized purchasing policy;

•	the launching and promotion of our “Worldwind” “dual-mode, dual-standby” services, which ensures our subscribers wider coverage based on both of our networks and additional benefits of the CDMA 1X wireless data services;

•	the competitiveness of our network coverage and quality; and

•	the advantages of the CDMA technology, including the lower radio transmitting power of CDMA handsets as compared to GSM handsets, better voice quality and enhanced security.
     MOU, ARPU and Churn Rate
     In 2006, total MOU for our CDMA services was 113.85 billion minutes, an increase of 11.9% from 101.75 billion minutes in 2005, and ARPU for our CDMA services was RMB65.9, a decrease from RMB75.1 in 2005. Average MOU per subscriber per month for our CDMA services was 274.7 minutes, 15.8% higher than the average MOU of 237.2 minutes for GSM services, while our RMB65.9 CDMA ARPU was 33.9% higher than the RMB49.2 ARPU for our GSM subscribers. The reasons for the increase in MOU for our CDMA services in 2006 are similar to the reasons for similar trends in GSM services. See “B. Business Overview — Cellular Services — GSM Cellular Services — MOU and ARPU” under this Item 4. The decrease in ARPU for our CDMA services in 2006 was attributed to intensified market competition and regional promotional activities that led to a decline in effective tariffs, as well as non-renewal by some contractual subscribers upon the expiration of their previous handset subsidy packages.

     The monthly average churn rate for our CDMA services is calculated in the same way as the churn rate for our GSM services and was 1.57% in 2006, slightly higher than 1.49% in 2005, but is significantly lower than the churn rate for our GSM services.
     Payment Delinquency
     As of December 31, 2006, the doubtful debt ratio for our CDMA cellular services, calculated as the amount of provision for doubtful debt divided by revenue from CDMA cellular services, stood at 1.7%. In 2006, we continued to take various measures to control payment delinquency for our CDMA services, which measures are similar to the ones taken to control payment delinquency for our GSM services. See “B. Business Overview — Cellular Services — GSM Cellular Services — Payment Delinquency” under this Item 4.
     Tariffs and Promotion
     The tariff rates for our CDMA services are generally the State-guidance rates for cellular services without the 10% discount we are permitted to adopt for GSM services. However, we have adopted other promotional programs. Generally we charge our CDMA subscribers the following categories of tariffs: basic monthly fees, local usage charges, roaming charges, long-distance call charges and VAS service charges.
     To accelerate the growth in our CDMA subscriber base, we have been offering CDMA handset promotion packages since the second half of 2002, providing discounts towards our customers’ CDMA handset purchase prices on the basis of their committed minimum amount of monthly service fees. Due to the high cost of the handset promotional packages, and in light of the improved coverage of our CDMA network and the growing number of CDMA 1X functions, we have significantly reduced the use of such promotion packages since 2005, and concentrated instead on alternative promotional programs to develop our CDMA services. We offer differentiated services with various combinations of voice and VAS services to effectively target various market sectors. Moreover, we established a subsidiary, Unicom Huasheng, in 2005 to centralize the purchases and distribution of CDMA handsets to control the costs of our CDMA promotion packages.
     See “D. Risk Factors — Risks Relating to Our Business — Our CDMA services may not succeed in gaining a broader market acceptance in China.” under Item 3.
     Value-added Services
     By leveraging our integrated telecommunications operations and advanced network system, we offer a broad range of value-added cellular services under a uniform business brand of “uni”, including SMS, personalized ring-back tone services, wireless internet services and other wireless information services. Our value-added services have achieved rapid growth in recent years.
     The volume of our SMS continued to increase rapidly in 2006. A total of 75.68 billion short messages were transmitted by our GSM and CDMA subscribers in 2006, an increase of 38.8% over 2005. Our SMS services mainly include the following: SMS transmission and receipt through handsets, service provider-assisted SMS, business SMS platform, voice SMS and other information services. We continue to promote the use of SMS as a convenient and cost effective method of business and personal communication. The SMS platforms of our GSM and CDMA networks are interconnected with each other. Our SMS platforms are also interconnected with the SMS platforms of China Mobile’s GSM network, China Telecom’s “Little Smart” network, and China Netcom’s “Little Smart” network.

     We market our personalized ring-back tone service under the brand name “Cool Ringtong.” This new value-added service has maintained a high growth rate since its introduction. As of December 31, 2006, we had a total number of 35.88 million subscribers to our Cool Ringtong service, representing 25.2% of our total cellular subscriber base from December 31, 2005.
     We offer nationwide GSM wireless data services under the service brand of “Uni-Info”. The Uni-Info services are based on a nationwide wireless information services platform and offer a variety of services including games, downloads and other entertainment services, information and notification services, personal information management and transactions services. We have upgraded our GSM networks in 65 major cities to be able to offer GPRS services as of December 31, 2006. On May 17, 2007, we launched the commercial operation of GPRS services in 70 cities on a trial basis. We plan to continue and expand our GPRS upgrade to additional cities in 2007.
     We also offer CDMA 1X wireless value-added services under the uniform business brand of “uni”, with individual services offered under various sub-brands, including “U-Info”, “U-Net”, “U-Mail”, “U-Magic”, “U-Map” and “Uni-Web.” In 2006, we continued to focus our efforts in promoting CDMA 1X wireless value-added services in three areas: (1) increasing market penetration, (2) easing the handset supply bottleneck by centralizing the purchase and distribution of CDMA handsets and (3) offering new services and service contents to activate more market demand. By the end of 2006, we had 20.04 million subscribers to CDMA 1X wireless value-added service, representing a substantial increase of 33.2% over 2005.
     In 2006, in order to further develop our value-added services, we continued to implement a brand-centric development strategy and adopted the following measures:
•	through the improvement of the value-added services, more staff training, advertising and promotions, trial programs and our various other efforts, we strengthened marketing efforts for our value-added services under the uniform business brand of “uni”;

•	we improved the content of our value-added services, through strengthening service support of and cooperation with content providers and service providers, in order to increase the appeal of these services;

•	we improved the quality of our value-added services by strengthening certain customer protection measures, such as requiring service providers to obtain re-confirmation from the subscribers before they activate the service and to provide subscribers trial periods before the service provider starts to charge for the service;

•	we actively developed value-added services specifically catering to the youth and campus markets to increase the market share of our “U-Power” services;

•	we targeted mid- to high-end subscribers by emphasizing the technological advantages of “dual-mode, dual-standby” services to facilitate the development of our “Worldwind” CDMA and GSM dual mode services and our CDMA 1X data services;

•	through cooperation with partners in specific industries, we launched applications such as “SAIC Enforcement Horizon”, “Maritime Horizon”, “Agriculture Horizon” and “Police Horizon” to extend corporate and industry applications to institutional and industrial customers in markets such as maritime and agriculture. For example, we recently introduced the “SAIC Enforcement Horizon” application, which aims to offer tailored wireless services to law enforcement personnel of the State Administration of Industries and Commerce. We also expanded the application of our CDMA 1X data services in certain industries by providing information solutions to small- and medium-sized enterprises; and

•	we introduced push mail mobile email services, which allows our subscribers to send and receive emails and view multimedia attachments via a mobile device, such as a handset.
     We have designed and implemented a fee structure under which we earn transmission fees from the use of our GSM and CDMA value-added services and charge a certain percentage of information service fees for the billing and collection services we provide to content providers and service providers.
Strategic Cooperation
     On June 20, 2006, we entered into a strategic alliance framework agreement with SK Telecom Co., Ltd., or SKT, a mobile telecommunications service provider in Korea. Pursuant to this agreement, we and SKT agreed to cooperate on the further development of CDMA cellular communication services in China. We have identified SKT as our sole and exclusive partner in relation to our CDMA cellular communication business operations for a maximum period of 18 months in the PRC in the areas of CDMA handsets, value-added services and related business platforms, marketing, information technology infrastructure and network technologies. Detailed terms of our business cooperation with SKT are expected to be negotiated in the future and set forth in definitive legal agreements to be entered into by SKT and us. We and SKT have jointly established a designated team to further explore and implement the aforementioned business cooperation initiatives. In addition, pursuant to this agreement, if SKT and/or any of its affiliates, individually or collectively, hold more than 5% of our issued share capital, SKT will be entitled to nominate a representative to our board of directors. SKT has undertaken to cause such director to resign if it and/or its affiliates, individually or collectively, hold no more than 5% of our issued share capital for a period of three months.
Long Distance, Data and Internet Services
     We offer international and domestic long distance services in China based on both the PSTN standard and the IP telephony standard. We leverage our ability to integrate our long distance services with a broad range of services to target different customer segments. For example, we have developed a nationwide video-conferencing network that reaches hundreds of cities. In addition to long distance services, we also offer data and Internet services throughout China. Our long distance, data and Internet services are supported by our advanced, unified nationwide network system.
     The following table sets forth the total number of outgoing call minutes for our long distance services, leased bandwidth of our data services and number of dedicated access subscribers of Internet services for the periods indicated.

	As of or for the year ended December 31,
	2004	2005	2006
Public switched telephony (in billions of minutes):
Domestic	9.94	10.33	11.07
International	0.16	0.15	0.16
Total	10.10	10.48	11.23
IP telephony (in billion of minutes):
Domestic	13.81	14.60	13.02
International	0.14	0.13	0.11
Total	13.95	14.73	13.13

	As of or for the year ended December 31,
	2004	2005	2006
Data Services
Bandwidth leased to customers (2Mbps)	9,007	8,706	7,428
Internet Services
Dedicated access subscribers	61,569	38,000	31,350
     Public Switched Telephony Services
     We offer PSTN services to business and residential customers who register their telephone numbers with us. They can access our services by dialing a prefix of “193.” We also distribute pre-paid long distance calling cards that purchasers can use to access our services by dialing a prefix of “193300.” For some corporate and government customers, we also offer our public switched long distance services over dedicated lines, frequently as part of our integrated offerings of long distance and data services.
     The following table sets forth selected information about our PSTN services for the periods indicated.

	As of or for the year ended on December 31,
	2004	2005	2006
Number of cities reached	332	333	333
Minutes of outgoing long distance calls (in billions)	10.10	10.48	11.23
Market share of outgoing long distance call minutes (1)	13.6%	11.57%	11.55%
Minutes of incoming international calls (in billions)	2.47	2.34	2.39

(1)	Source: MII. In calculating market share, the total minutes of outgoing long distance calls include ours and those of the incumbent operators.
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
     Since 2001, we adjusted the discount rates set forth in the table above as follows:
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

	As of or for the year ended December 31,
	2004	2005	2006
Number of cities reached	341	341	343
Minutes of outgoing IP telephony calls (in billions)	13.95	14.73	13.13
Minutes of incoming international calls (in billions)	0.28	0.25	0.22
     In February 2001, the PRC government ceased regulatory control of tariffs for IP telephony long distance calls and allowed operators to set their own rates. The following table sets forth our present tariff rates for our IP telephony services (including rates applicable to IP long distance calls made by our cellular subscribers):

Our Tariff Rates (RMB)
IP Telephony Domestic Long Distance	0.30 per minute
IP Telephony International Long Distance
To Hong Kong, Taiwan and Macau	1.50 per minute
To U.S. and Canada	2.40 per minute
To other international destinations	3.60 per minute
     Effective September 1, 2001, we adjusted our tariff rates for our IP telephony services for calls to 14 countries, including India, to RMB4.60 per minute.
     Data Services
     We presently provide data services in 328 cities in China. We target high volume users of integrated voice, data and video communications and offer them data services as part of our integrated offerings of long distance, data and Internet services. Our target customer groups are government offices, financial institutions, multinational or multi-regional corporations, large- and medium-sized enterprises in China, and Internet service providers and Internet content providers that provide telecommunications services. As of December 31, 2006, the total leased bandwidth of our ATM and FR data services was 7,428 x 2 Mbps.
     Our data service offerings mainly consist of broadband, managed data services, including:
•	Frame relay, or FR, services, which provide high speed and cost effective data communications services linking remote business sites using FR technology;

•	Asynchronous transfer mode, or ATM, services, which employ ATM technology and are able to handle high bandwidth, integrated voice, video, data and Internet traffic; and

•	Broadband video-conferencing and video-telephony services, which are provided under the brand name of “Uni-Video.” These services currently include video-conferencing, video-telephony, video conference room leasing and video public telephony services. These services are based on our existing unified data network platform. Two or more users can use our services by connecting to the Internet or our video network through video-conferencing terminals or computer terminals.

     The following table sets forth selected information about our data services for the periods indicated.

	As of December 31,
	2004	2005	2006
Number of cities reached	328	328	328
Bandwidth leased to customers	9,007	8,706	7,428
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
     Our charges for ATM and FR services include one-time, up-front charges for installation materials (currently RMB500 per circuit or port for ATM services and RMB300 per circuit or port for FR services) and testing (currently RMB500 per circuit or port for ATM services and RMB300 per circuit or port for FR services), a monthly port fee and a monthly circuit fee. Our tariff charges are generally offered at a 10% discount from the State-guidance tariffs.
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

	FR Services PVC Fee (RMB per month)
				Hong Kong,	International	International
	Local	Local	Domestic	Macau &	long distance	long distance
Bandwidth	(intra-district)	(inter-district)	long distance	Taiwan	(Asia)	(outside of Asia)
8kbps	290	440	990	1,550	8,800	9,400
16kbps	390	540	1,190	1,800	10,000	10,500
32kbps	450	650	1,300	2,000	11,500	11,500
48kbps	500	750	1,500	2,300	13,000	13,500
64kbps	550	800	1,700	2,600	14,500	14,600
128kbps	700	1,000	2,100	3,400	18,000	18,400
256kbps	800	1,150	2,200	3,500	19,000	19,600
384kbps	850	1,350	2,300	3,800	20,000	20,500
516kbps	1,000	1,450	2,500	4,100	22,300	23,100
768kbps	1,150	1,600	2,700	4,600	25,800	26,550
1Mbps	1,250	2,000	3,000	5,200	28,900	30,050
2Mbps	1,500	2,200	4,000	7,000	39,000	39,000

     The following table sets forth our tariff rates for monthly port fees for ATM services of selected bandwidth.

ATM Services Port Fee (RMB per month)
Bandwidth	Port Fee
256K	400
512K	500
1M	750
2M	1,000
4M	2,000
6M	3,000
8M	4,000
10M	5,000
12M	6,000
34M	7,000
45M	8,000
100M	9,000
155M	10,000
     The following table sets forth our tariff rates for monthly circuit fees for ATM data services of selected bandwidths and selected distance categories.

	ATM Services Circuit Fee (RMB per month)
				Hong Kong,	International	International
	Local	Local	Domestic	Macau &	long distance	long distance
Bandwidth	(intra-district)	(inter-district)	long distance	Taiwan	(Asia)	(outside of Asia)
256Kbps	800	1,150	2,200	3,500	19,000	19,600
512Kbps	1,000	1,450	2,500	4,100	22,300	23,100
1Mbps	1,250	2,000	3,000	5,200	28,900	30,050
2Mbps	1,500	2,200	4,000	8,000	39,000	39,000
4Mbps	2,000	3,000	6,000	12,900	72,200	72,200
6Mbps	2,500	5,500	9,000	19,800	105,400	105,400
8Mbps	3,500	8,500	12,000	26,700	138,700	138,700
10Mbps	5,000	11,500	15,500	30,600	157,800	157,800
15Mbps	7,000	15,000	22,000	40,000	205,000	205,000
20Mbps	7,500	17,500	29,000	49,000	252,300	252,300
25Mbps	8,000	21,000	36,000	59,000	300,000	300,000
30Mbps	9,000	24,000	42,000	69,000	348,500	348,500
40Mbps	10,000	29,000	52,000	88,500	416,000	416,000
50Mbps	10,500	32,000	60,000	108,200	486,600	486,600
60Mbps	11,000	33,000	68,000	122,600	567,900	567,900
70Mbps	11,500	35,000	76,000	137,000	649,100	649,100
80Mbps	12,000	36,000	84,000	151,300	730,400	730,400
90Mbps	12,500	37,000	92,000	165,700	811,600	811,600
100Mbps	13,000	37,500	100,000	180,100	892,900	892,900
110Mbps	13,500	38,000	107,500	187,300	933,500	933,500
130Mbps	13,800	38,500	122,500	201,600	1,014,800	1,014,800
155Mbps	14,500	39,000	130,000	216,000	1,096,000	1,096,000
     Effective April 2003, we began charging our corporate customers fees for our “Uni-Video” services based on package service plans, including up-front charges for testing, a monthly fee and usage charges. Retail customers of our “Uni-Video” services purchase re-chargeable cards to pay for such services.
     Internet Services
     The Internet services we offer include:

•	Dedicated Internet Access. We offer business customers high speed Internet access through dedicated lines. As of December 31, 2006, we had a total of 31,350 subscribers for dedicated Internet access. We package this service with voice and data services to provide integrated communications solutions to our business customers and cooperate with cable operators and real estate developers to offer broadband access to residential customers.

•	IDC Services. We have built Internet data centers, or IDCs, in selected cities including Shanghai, Beijing, Guangzhou and certain provincial capitals, and provide server hosting, server rental, virtual servers and other IDC services to commercial customers and virtual IDC operators.

•	“Ruyi Mailbox” Services. This service allows our cellular subscribers to use their cellular phone numbers as e-email addresses. As of December 31, 2006, the number of “Ruyi Mailbox” subscribers was approximately 12.22 million.

•	Other Internet Services. Other Internet services we offer include international Internet Protocol-Virtual Private Network (or IP-VPN), Virtual Private Data Network (or VPDN), Virtual Internet Service Provider (or VISP), Uninet international roaming and corporate e-mail services.
     The following table sets forth selected historical information about our dedicated Internet access service operations and our subscriber base for the periods indicated.

	As of December 31,
	2004	2005	2006
Number of cities reached by our dedicated Internet access services	327	334	334
Number of subscribers of dedicated Internet access services	61,569	38,000	31,350
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

Bandwidth	Standard network usage fees (RMB per month)
R≤64Kbps	2,700-3,600
64Kbps<R≤128Kbps	3,600-4,900
128Kbps<R≤256Kbps	4,800-6,600
384Kbps <R≤512Kbps	8,500-12,000
1024Kbps<R≤2Mbps	18,000-27,000
8Mbps <R≤10Mbps	59,400-70,000
20Mbps<R≤34Mbps	165,900-195,200
34Mbps <R≤45Mbps	210,000-250,000
45Mbps<R≤100Mbps	428,400-504,000
100Mbps<R≤155Mbps	664,100-781,200
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
     Leased Line Services
     We lease transmission lines to large business customers and other telecommunications operators. Our leased line services provide customers with dedicated digital links directly connecting customer sites. As of December 31, 2006, we had a total leased bandwidth of an equivalent of 50,391 x2 Mbps circuits.
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
     Similar to PSTN service operators, we can adopt tariffs that are different from the above State tariff rates as long as we do not offer services at tariff rates below cost. We generally offer our leased line services at a 10% discount to the State-guidance tariff rates and market these services to institutional customers through our own dedicated teams and our sales agents.
     Sale and Lease of Other Network Elements
     We have substantially completed the construction of our nationwide transmission network. See “— Networks — Transmission Network” below. We have started to offer some network elements such as optic fibers or fiber channels for lease to other telecommunications operators or corporate customers.
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
     Unicom Group’s cellular networks, our cellular networks and our long distance networks interconnect with the fixed telephone networks of China Telecom, China Netcom and China Railcom. Unicom Group’s cellular networks and our cellular networks also interconnect with China Mobile’s cellular networks. Our Internet network interconnects with the Internet networks of China Telecom and China Netcom. Although we continue to encounter some difficulties in the execution of our interconnection arrangement with other operators in limited service areas, the situation has been significantly improved since 2004 due to improved regulatory supervision by the PRC government in this area.

     In October 2003, the MII issued regulations relating to settlement between telecommunications networks. These new regulations contain provisions regarding revenue sharing methods and settlement mechanisms for interconnection arrangements between other operators and us. These interconnection arrangements under the new regulations are described in “— Regulatory and Related Matters — Interconnection Arrangements” below.
     Unicom Group entered into interconnection arrangements with China Telecom, China Netcom and China Mobile with the following agreements, which equally apply to us:
•	Framework interconnection and settlement agreement between Unicom Group and the former China Telecom, dated September 30, 2001, the rights and obligations of which were divided and continued after the former China Telecom was split into China Telecom and China Netcom pursuant to an agreement among Unicom Group, China Telecom and China Netcom, dated April 23, 2003. These interconnection and settlement agreements with China Telecom and China Netcom were superseded by the interconnection and settlement agreement between Unicom Group and China Telecom, dated March 29, 2004 and the interconnection and settlement agreement between Unicom Group and China Netcom, dated April 2, 2004. The 2004 agreements contained more detailed provisions relating to interconnection quality, pursuant to new MII directives in this area.

•	Interconnection and settlement agreements between Unicom Group and China Mobile relating to the interconnection between Unicom Group’s GSM and CDMA cellular networks and China Mobile’s GSM cellular networks, both dated November 14, 2001, which were subsequently amended and supplemented by the respective parties on December 31, 2003.

•	Interconnection and settlement agreement between Unicom Group and China Mobile regarding the interconnection of point-to-point short messaging services, dated April 1, 2002.

•	Interconnection and settlement agreement between Unicom Group and China Mobile regarding the interconnection between China Mobile’s GSM cellular networks and Unicom’s telecommunications networks, including its local fixed line telephony networks, cellular networks, domestic long distance telephony networks, international telephony networks and IP telephony network, and the interconnection between China Mobile’s international gateways and IP telephony network and Unicom Group’s cellular networks and local fixed line telephony networks, dated December 31, 2003.

•	Agreement between Unicom Group and China Mobile regarding the mutual provision of open service platforms, dated November 5, 2003.

•	Agreement between Unicom Group and China Mobile regarding the mutual provision of open multimedia messaging service and interconnection and settlement business, dated April 6, 2007.
     Unicom Group has also entered into the following interconnection arrangements, which equally apply to us:
•	Interconnection and settlement agreements between Unicom Group and China Railcom relating to the interconnection of Unicom Group’s cellular networks and local fixed line telephony networks and China Railcom’s local fixed line telephony networks, domestic long distance networks and IP telephony networks, dated January 25, 2002 and April 9, 2002.

•	Supplemental agreements between Unicom Group and China Railcom, which allow each party to offer its domestic and international long distance telephony services and IP telephony services to the cellular or fixed line telephony service subscribers of the other party, dated April 23, 2003.

•	Interconnection and settlement agreement between Unicom Group and China Satcom relating to the interconnection between Unicom Group’s networks and China Satcom’s “Global Star” satellite mobile communications network, dated September 27, 2003.

•	Framework interconnection and settlement agreement between Unicom Group and China Satcom relating to the interconnection between Unicom Group’s cellular networks and China Satcom’s IP telephony networks, dated September 24, 2003.

•	Interconnection agreement among major Internet operators, including Unicom Group, and three national Internet switching centers relating to the interconnection of Internet backbone networks, dated December 20, 2001.

•	Interconnection and settlement agreement between Unicom Group and China Telecom relating to the provision of point-to-point SMS services between Unicom Group’s and China Telecom’s networks, dated October 10, 2004.

•	Interconnection and settlement agreement between Unicom Group and China Netcom relating to the provision of point-to-point SMS services between Unicom Group’s and China Netcom’s networks, dated October 11, 2004.
     For all interconnection services, we are required to pay the interconnection fees regardless of our ability or inability to collect the tariff from our subscribers. The fixed line operators are required to pay interconnection fees regardless of their ability or inability to collect the tariff from their subscribers, except for the interconnection by fixed line subscribers calling our subscribers in the same region where no interconnection fee will be charged. Interconnection charges are accrued on a monthly basis based on the actual call volume and applicable tariff rate. See “B. Related Party Transactions — Provision of Ongoing Telecommunications and Ancillary Services and Premises — Interconnection Arrangements” under Item 7 below for the interconnection and settlement arrangements between Unicom Group and us.
     Roaming
     As of December 31, 2006, our cellular subscribers can roam on cellular networks in Europe, North America and other Asian countries and regions through Unicom Group’s international roaming agreements with 260 GSM operators in 170 countries and regions and 22 CDMA operators in 16 countries and regions. Unicom Group has also agreed to arrange for us to participate in its future international roaming arrangements.
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

     In early 2007, MII officials publicly indicated that the MII may evaluate the existing policy that caps the roaming fees a wireless telecommunications operator may charge its subscribers with a view to further reducing roaming charges for wireless services. We do not know if or when such a regulatory move may be implemented. See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects.” under Item 3.
     The following table is a summary of roaming settlement between Unicom Group and us:

		Paid to Unicom
For our subscribers roaming on Unicom Group’s networks	Roaming Tariff	Group	Retained by Us
GSM pre-paid users (RMB/minute)	0.60	0.40	0.20
GSM post-paid users (RMB/minute)	0.60	0.40	0.20
CDMA users (RMB/minute)	0.60	0.40	0.20

			Retained by
For Unicom Group’s subscribers roaming on our networks	Roaming Tariff	Paid to Us	Unicom Group
GSM pre-paid users (RMB/minute)	0.60	0.56	0.04
GSM post-paid users (RMB/minute)	0.60	0.56	0.04
CDMA users (RMB/minute)	0.60	0.56	0.04
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
     Transmission Network
     We own and operate an advanced nationwide fiber optic transmission network (except for the Xizang Autonomous Region, in which we lease capacity from other operators). As of December 31, 2006, our fiber optic transmission network reached 346 cities with a total cable length of approximately 863,000 kilometers, of which fiber optic backbone transmission network accounted for approximately 125,000 kilometers.
     Our fiber optic transmission network is designed for broadband capacity with superior security and reliability, which supports our integrated telecommunications services and allows us to lease capacity to other telecommunications operators and corporate customers. The network deploys:

•	synchronous digital hierarchy, or SDH, architecture with protective two- or four-fiber rings, a self-healing system that allows for instantaneous rerouting, automatically protects service circuits and minimizes down time in the event of a fiber cut or equipment malfunction;

•	dense wave division multiplexing, or DWDM, technology, a means of increasing transmission capacity by transmitting signals over multiple wavelengths through a single fiber; and

•	a digital cross connection, or DXC, system, a specialized high-speed data channel exchange and connection system that effectively manages the routing and channeling of our services.
     Our SDH fiber rings have transmission bandwidths of 2.5 Gb/s in most routes and 10 Gb/s for the fiber ring that covers the eastern and southern coastal areas of China. We deploy mainly transmission equipment and technology supplied by Siemens, Nortel, Lucent, Alcatel, Huawei, ZTE and other vendors.
     Concurrently with the construction and expansion of our domestic backbone transmission network, we also seek to expand our international bandwidth. Through our participation in the Asia Pacific Cable Network No. 2 Project (APCN 2), a trans-pacific submarine cable project that connects major countries and regions in eastern Asia and southeastern Asia and links them to North America through Japan, and our membership in the US-Japan Sub-marine Cable Organization, we are linked with 11 operators in Japan, U.S., South Korea, Singapore and Taiwan with 155x62 Mbps capacity. In December 2006, we also participated in the construction of the trans-pacific submarine cable (TPE), a high-speed submarine cable that will connect eastern Asia and North America. The construction of TPE is expected to be completed in 2008 and we will have an initial transmission capacity of 50 Gbps upon completion. We also lease 3669 Mbps of international broadband transmission capacity. We have also opened transmission lines on land with the main operators in Hong Kong and Macau, with 30Gbps and 2.5Gbps of transmission capacity, respectively. In addition, we have established several fiber-optic interconnections with China’s neighboring countries such as Vietnam, Mongolia and Russia, with transmission capacity ranging from 622Mbps to 10Gbps.
     As of March 31, 2007, our metropolitan area networks cover 346 cities throughout China, with a total length of approximately 783,000 km. These networks provide a unified, high-speed local transmission platform for our cellular, data and Internet services.
     Cellular Networks
     A cellular network generally consists of:
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

	As of December 31,
	2004	2005	2006
Network subscriber capacity (in thousands of subscribers)	84,552	89,461	105,464
Base stations	81,819	94,444	122,205
Base station controllers	1,653	1,781	2,020
Mobile switching centers	477	502	502
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
     As of December 31, 2006, we have upgraded our GSM networks in 65 major China cities to be able to offer GPRS services. On May 17, 2007, we launched the commercial operation of GPRS services in 70 cities on a trial basis. We plan to continue and expand our GPRS upgrade to additional cities in 2007.
     CDMA Cellular Network. By the end of 2006, Unicom Group completed the construction of a comprehensive CDMA network, with an aggregate network capacity of approximately 84 million subscribers and nationwide coverage. We lease CDMA network capacity in our cellular service areas to operate Unicom Group’s network in those areas on an exclusive basis. We have the right to use 10x2 MHz of spectrum in the 800 MHz frequency band for our CDMA services.
     Long Distance, Data and Internet Networks
     By the end of 2006, our PSTN network reached 334 cities, while the coverage of our Internet networks, including our IP telephony networks, included over 341 cities throughout China.
     Long Distance Network. Our long distance network is supported by a nationwide billing system and an intelligent network, which allows us to provide multiple services. Our cellular subscribers can access these services directly through our cellular networks, but our other customers typically access our long distance telephony, IP telephony and Internet services through the public switched telephone networks of China Telecom and China Netcom. As of December 31, 2006, the total network capacity for our IP telephony services reached 20,038 E1. E1 is the European format for digital transmission and carries signals at 2Mbps.
     Data and Internet Networks. Our broadband data and Internet networks utilize a unified IP and ATM design, which is particularly suited for real-time, multimedia applications such as video and voice.

ATM switches perform high-speed switching of voice and data traffic and minimize time delay and congestion. They can also prioritize applications that least tolerate time delay, such as telephony and video, over less time-sensitive applications such as e-mails and file transfer. As of December 31, 2006, the international and domestic interconnection bandwidths have reached 3.8 Gbps and 17.8 Gbps, respectively.
     Internet Network. Our Internet network, branded as “Uninet”, is also centrally designed and has a nationwide uniform architecture. It is supported by a nationwide, advanced billing system that facilitates roaming access and delivery of virtual ISP services and other value added services.
     Broadband Video Network. Our broadband video network utilizes the H.323 technological standard and two-tier network structure. H.323 is a widely used multi-media conferencing protocol approved by the International Telecommunications Union. As of December 31, 2006, it can provide video conference and video telephone services and currently reaches over 300 cities nationwide as well as the United States and Hong Kong.
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
Marketing, Sales and Distribution
     We centrally plan our nationwide marketing and sales strategies, but the implementation of these strategies is carried out at the provincial level by operating branches tailored to their specific markets. In 2006, we further implemented our brand-centric marketing strategy and established a comprehensive branding structure, with an equal focus on existing subscriber retention and subscriber base expansion.
     Sales and Marketing
     We focus on developing a strong brand image of “Connecting you freely” that conveys our strengths in high quality services, comprehensive network coverage, integrated solution offerings, advanced technology and customer focus. We market all of our services under the China Unicom brand name. In 2006, we continued to implement the customer-oriented branding system focusing on four customer brands – “Worldwind”, “U-Power”, “Ruyi Tong” and “Unicom Horizon.” We consolidated our products, tariff structure and channel resources to offer distinctive customized service packages under these four customer brands that are targeted to different market segments. We emphasized the technological advantages of “dual-mode, dual-standby” of “Worldwind” CDMA and GSM dual mode services, our premier customer brand for offering high quality and differentiated services to mid- to high-end individual CDMA and GSM cellular customers. We actively developed the youth and campus markets to increase the market share of our “U-Power.” We expended significant efforts in marketing the “Ruyi Tong” service, which is targeted to offer mainstream cellular services to individual customers in the mass market, including potential new subscribers in the rural areas. We actively developed institutional and industrial customers by providing integrated telecommunications solutions to government, small- and medium-sized enterprises and customers in industries such as agriculture, finance and capital markets. In addition to the four customer brands, we offer two business brands, “uni” and “Unicom Commerce”, which are used to market our value-added services to cellular subscribers and long-distance, data and Internet services to primarily institutional customers, respectively.
     Our marketing strategy utilizes our image as an integrated telecommunications service provider and leverages our comprehensive services and nationwide sales and distribution network. By using direct sales forces and sales agents and active market analysis and through sales channels such as service centers, sales outlets and large-scale chain stores, our marketing strategy can be targeted at different customer segments and adjusted timely in accordance with the demands of different markets. In addition, we also seek to enter into strategic alliances in order to further expand the breadth and depth of our marketing and sales efforts. In September 2004, we entered into a wireless Internet joint marketing agreement with Intel, HP, IBM, Lenovo and Digital China to develop the industry value chain for our “U-Net” services based on the CDMA 1X network. In June 2005, the Unicom Group and the Lenovo Group entered into an agreement on the cooperation of Lenovo’s notebook computers and our “U-Net” business to expand our “U-Net” business. In December 2005, the Unicom Group entered into a full and exclusive strategic partnership with the Chinese Table Tennis Association to leverage the popularity of table tennis in China to enhance our brand recognition. In July 2006, we entered into a strategic cooperation agreement with SKT, pursuant to which we and SKT agreed to cooperate on the further development of CDMA cellular communication services in China in the areas of CDMA VAS and marketing, among others. In December 2006, we signed a memorandum of understanding with Toyota Motor (China) Investment Co., Ltd. to engage in joint research and development of vehicle global positioning systems based on our CDMA 1X technology. We expect these cooperative arrangements will enhance our marketing ability and promote our brand recognition and our marketing in China.
     Moreover, we seek to formulate effective marketing strategies through customer relations management and analysis of customer segmentation, customer demand and consumption trends.
     Customer Segmentation: We have two main categories of customers: (i) institutional customers, comprised of mainly corporate, industry and government customers, and (ii) individual customers. We have set up dedicated sales and service departments for institutional customers, both at our headquarters and at our provincial and local branches. We focus on promoting our integrated and customized solutions to these institutional customers. For individual customers, we conduct our sales through our own service centers and the retail outlets of independent sales agents.
     Cellular services: In order to better coordinate our sales and marketing efforts in our cellular service provisions, in 2007 we separated our sales and marketing personnel and activities for our CDMA services from those for our GSM services. As a result, the sales and marketing department of our headquarters and our provincial-level branches have been separated into two independent departments for GSM and CDMA businesses respectively. By establishing a dedicated sales and marketing team for each cellular service segment, we aim to implement more competitive and focused sales and marketing strategies in a cost-effective way. In addition, a new department — a comprehensive sales and marketing department — was established at our headquarters to supervise and coordinate the sales and marketing activities of the GSM and CDMA business and formulate company-wide policies and strategies in respect of sales and marketing of our cellular services and products. See “D. Risk Factors — Risks Relating to Our Business — Our CDMA and GSM businesses compete with each other in certain areas, which may adversely affect the growth and profitability of these businesses.” under Item 3.

     We promote our CDMA services by leveraging our abundant CDMA network resources and the technological advantage of CDMA 1X to provide differentiated services targeted at different market segments, including tailoring different service packages for different consumer groups. In 2006, we focused on optimizing the correlation between handset subsidies and the revenue generated by the related subscribers. We centralized our purchasing of CDMA handsets to lower the entry barrier of our CDMA services caused by high handset prices and to make our CDMA services more attractive and affordable to the mass market. We have also coordinated the sourcing of certain models of CDMA handsets with SKT to accelerate the commercial launch of new models of CDMA handsets. In addition, by offering a one-stop solution for customers, based on the integrated service capacity of CDMA 1X network technology, we actively pursued integrated services marketing to promote our CDMA 1X services.
     We also continued to expand the subscriber base for our GSM voice and value-added services. Our marketing strategies for GSM services focused on the continued development of voice and SMS services and the rapid expansion of VAS. We also plan to leverage our newly upgraded GPRS networks in major Chinese cities to promote GPRS VAS services. Furthermore, we plan to capitalize on VAS and the release of new network number resources to develop high-end GSM service to enhance the profitability and image of our GSM business.
     For our wireless VAS business, we focused on increasing the penetration rate of SMS, Cool Ringtone and wireless data services to achieve higher ARPU for our VAS business. In addition, we also plan to expand our market share in newer services such as mobile music, instant message and stock information download.
     Recognizing the importance and the needs of our institutional customers and utilizing our advantages of being an integrated telecommunications operator, we formulated marketing strategies for our cellular services that were tailored to our institutional customers. In 2006, we continued to emphasize the development of advanced and customized industrial applications for our institutional customers. By offering industrial solutions, our business extended from the provision of basic telecommunications services to comprehensive value-added information services. For example, we expanded the CDMA IX-based applications for corporate and industrial customers in specific industries such as maritime. We introduced “Agriculture Horizon”, an integrated agriculture-related information service specifically targeting rural populations, based on our development of “Tianfu Agriculture Information Net”, an integrated agriculture information platform supported by our cellular, data and Internet network resources and information resources, which we launched in 2005. We recently introduced the “SAIC Enforcement Horizon” application which aims to offer tailored wireless services to law enforcement personnel of the State Administration of Industries and Commerce.
     Long distance, data and Internet services: In 2006, we continued to focus on institutional customers, including financial institutions, large corporations, multi-national corporations, government entities and Internet service providers and Internet content providers, in order to provide them with customized “one-stop” solutions. We fully launched “Unicom Commerce” to offer integrated telecommunications services specifically designed to cater to institutional customers’ needs. Our marketing efforts with respect to retail customers were focused on promoting profitable services and products.
     Service Bundling and Cross-Marketing: A key element of our sales and distribution strategy is to promote our strengths as a provider of a comprehensive range of integrated services. This strategy is implemented by our service centers, independent sales agents and direct sales forces, which distribute and support our various product offerings. For example, we cross-sell our long distance, data and Internet services to our cellular subscribers, as well as bundle wireless data service with voice services. In addition, based on the specific demands of our industry and institutional clients, we provide customized communications solutions by bundling VPN, IP telephony, “Uni-Video” broadband video-telephony and “U-Net” services under the brand “Unicom Commerce.”
     Distribution
     We have a diversified distribution network comprising of self-owned sales outlets, agent/distributor sales outlets and direct sales forces. We distribute our services to our individual customers through our self-owned sales outlets as well as other retail outlets. We distribute our services to large customers through our direct sales forces and agents. We have developed a nationwide distribution network of service centers and sales outlets, of which only a small portion are owned by us and the rest are owned by independent agents or distributors. As a part of the segregation of the sales and marketing functions for our GSM and CDMA businesses, we are in the process of reorganizing our existing distribution system into two distinctive distribution systems for each of our GSM and CDMA businesses. As of December 31, 2006, we had a total of approximately 220,000 sales outlets, of which over 7,775 were self-owned. These service centers and retail outlets distribute our cellular, long distance, data and Internet services and provide post-sales services such as service inquiry, customer complaint and collections.
     We generally aim to maintain a flat distribution structure, but utilize a multi-level distribution system in some service areas, in which our top-level distributors further distribute to lower level distributors and sales agents. In 2006, we further reduced the levels of such distribution system to control distribution costs. We are also in the process of setting up direct distribution centers to further flatten the distribution structure in some areas. We have also established direct sales and customer service teams to conduct one-on-one sales to high-usage institutional customers. These direct sales and customer service teams’ focus is to promote our cellular, domestic and international long distance, data and Internet services as integrated telecommunications services in order to provide differentiated and comprehensive solutions for our customers. In 2006, we actively pursued cooperation opportunities with third-party distribution channels to optimize our overall distribution system. In addition, we enhanced control and evaluation of third-party distribution channels by strengthening the assessment of potential customer contributions.
Customer Service
     We provide specialized, differentiated and “one-stop” services to our customers, based on the customer service resources of Unicom Group. In 2006, we developed a tiered customer service system based on our service brands, and launched a uniform service brand of “Unicom 10010” to consolidate all customer service resources and unify the service standards and processing procedures adopted in our outlets, customer service centers, customer clubs and other customer service channels. Our customer service centers in each service area can be accessed by our customers by dialing a nationwide hotline number “10010.” Our customer service system is a nationwide platform with regional centers, providing customer services for all of our businesses. This system is based on the customer service centers, and also relies on other systems, including operations, billing, account management and network management. This integrated system allows us to provide personalized and diversified services through customer service representatives or automated systems, including service inquiry, billing inquiry, response to customer complaints and suggestions, service initiation and termination, payment reminder services, emergency and club membership services, to different types of customers on a 24-hour basis. Our customers can access our customer services through various means, including telephone calls, faxes, e-mails and SMSs. To better serve our customers, we provide such value-added services as 10011 bill inquiry hotline, 101901 bill inquiry express line, 13010199999 international roaming service free hotline, bill payment through commercial banks, free copies of detailed statements, Internet account inquiry and a rechargeable card for all of our services. To better meet market demand, we continue to innovate in our customer services, in order to provide more pro-active, comprehensive and targeted customer services. We also continue to promote customer loyalty through our nationwide club member reward program.

     To enhance customer satisfaction, we have launched a series of customer service campaigns such as “Reliable Network with Sincere Services.” Our headquarters and regional centers have set up hotlines for customer complaints. We also implemented a customer service responsibility system to require all levels of our branches to resolve customers’ problems within a prescribed period of time. Such a system has helped us to improve service quality and enhance our customer satisfaction.
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

Business Segment	Billing	Collection
Post-paid GSM and CDMA services	Centralized at the provincial level and generally by monthly billing.	Subscribers may pre-deposit their service charges with us or commercial banks or China Post that collect payment for us, make payment in person at our service centers or branches of China Post, or through commercial banks.

Pre-paid GSM and CDMA services	Centralized on our nationwide intelligent network	Subscribers can purchase and/or re-charge pre-paid cards through various channels. They can also re-charge cards by telephone.

PSTN long distance telephony services	Settlement through centralized system at our headquarters with billing handled at the provincial branch level	Subscribers mainly go to our service centers, commercial banks and branches of China Post for payment.

IP telephony services	Settlement through centralized system at our headquarters with billing for 17910 business carried	Subscribers mainly go to our service centers, commercial banks and branches of China Post for payment.

Business Segment	Billing	Collection
“Uni-Video” services	out by our headquarters and 17911 by our provincial branches Centralized at our headquarters except that our Guangdong provincial branch is in charge of the billing of pre-paid subscribers to our video-telephony services in Guangdong Province.	Our corporate customers can pay either at the local service centers in the locations of the branches of such customer or at one local service center designated by the customer.

Internet services	Centralized at the provincial level. Billing methods include monthly billing, volume-based billing and billing according to contractual provisions.	Subscribers may go to our service centers, commercial banks, and branches of China Post or use the Internet for payment.

“Unicom’s Internet Plaza”	Customers of the Internet cafes either pay by membership or pay hourly rates.	N/A

Leased lines	Monthly billing in accordance with contractual provisions	Customers mainly pay at our service centers or at commercial banks.
     Bad Debt Controls
     Cellular Services. Post-paid subscribers must register with us before they can begin using our cellular services. Customer registration allows us to better manage customer credit. If subscribers do not pay their bills on time, we charge a late fee and will either call or send SMSs to the delinquent subscribers to remind them to pay. We generally suspend a post-paid subscriber’s account if the account is more than 30 days overdue and terminate the account if it is overdue for more than three months after that. When an account is terminated, we will seek other remedies to collect the overdue payment, including personal visits to the subscriber to collect payments or taking legal action. At the same time, we encourage our subscribers to pre-deposit service charges with us, to be deducted against charges incurred in the future, or use our pre-paid services. We have developed a customer credit management system at the provincial branch level to enhance verification of the personal information of new subscribers and tighten credit control for new subscribers. We believe these measures will continue to improve our bad debt control.
     Domestic and International Long Distance Services. We actively encourage customers to use our pre-paid services. For international long distance services, we generally only provide such services after receiving certain amounts of pre-paid deposits. In addition, we perform credit checks on potential customers. For high-volume users, we open telephone banking accounts at commercial banks, set credit limits on such accounts and settle with such customers on a monthly basis. We also monitor those high-volume users on a daily basis.
     Internet services. We send e-mails to delinquent customers and use other methods to collect payment from delinquent customers. Accounts for individual customers which are delinquent for 20 days are suspended, and such accounts will be terminated if they are delinquent for more than 40 days. For corporate customers, our actions are based on the credit history of each delinquent customer.
Research and Development
     We focus on technology innovation in coordination with our various business departments, in order to provide technical support to the development of our various businesses. In 2006, we established a China Unicom Patent Library and were granted 10 technology invention patents from the State Intellectual

Properties Bureau of the PRC. We also received six scientific and technological progress awards from the China Institute of Communications. Among them, our “CDMA/GSM dual-mode, dual-standby handset” technology ranked first among all First Prize recipients.
     In 2006, we also received an official mandate from the CDMA Development Group, an international consortium working on the adoption and evolution of 3G CDMA wireless systems around the world, to develop international mobile communications standards for “dual-mode, dual-standby handsets.”
Competition
     The Chinese telecommunications market has six basic telecommunications service providers — China Telecom, Unicom Group, China Mobile, China Netcom, China Satcom and China Railcom — and thousands of value-added service providers. As a relatively new entrant into this highly competitive landscape, we believe the following strengths have contributed to the development and growth of our business in recent years:
•	Integrated service offerings and a uniform and advanced telecommunications network — We offer integrated cellular, domestic and international long distance, data and Internet services, and have a nationwide, uniform communications network that supports voice, data and Internet communications and allows us to provide integrated services to our customers and utilize our network resources in a cost-effective manner.

•	Unique service offerings — Through our advanced integrated network platform and the implementation of our innovative marketing strategies, we introduced “Worldwind” CDMA and GSM dual-mode cellular services and a series of value-added services such as CDMA 1X wireless data services, “uni” value-added services and “Unicom Horizon” industry specific services, in order to satisfy the differentiated demand of our various customer segments.

•	Advanced technologies — CDMA technology offers high bandwidth utilization, better voice quality, high data transmission capabilities, better security and lower handset radio transmitting power, and can be relatively cost-effectively and timely upgraded to 3G cellular telecommunications. We are the only provider for CDMA services in our service areas in China, and our CDMA network has been upgraded to CDMA 1X technology, which has higher data transmission capabilities. Our GSM services utilize 2G technology that is widely accepted internationally and we believe our GSM network coverage and voice quality meet international standards. Our uniform network platform (Unione) utilizes ATM+IP technology solutions to offer quality support to our voice, data, Internet, video conference, video telephony and mobile data services.

•	Professional and quality customer service — Using the customer service resources of Unicom Group, we have built up a strong brand image in customer service that can be characterized as professional, differentiated and “one-stop” service under our uniform service brand of “Unicom 10010.”
However, the development of our business is also affected by certain competitive disadvantages, including:
•	Market position — As a relatively new entrant to the market, we are still behind the traditional operators in such areas as market share and branding. Due to our late entry, we still need to strengthen our market position through expenditures to capture mid- to high-end customers. In addition, we are reliant on the dominant operators in terms of interconnection and settlement.

•	Financial resources — Compared to the dominant operators such as China Mobile, our capital scale is relatively small, our debt ratio is relatively high, and our share of the market revenue and profit is relatively low.

•	Network coverage and upgrade — While we have made significant improvements in network construction in recent years, network coverage in certain in-door or remote areas still needs improvement. In addition, we are still in the process of upgrading our GSM networks to launch more GPRS services in selected cities.
     Cellular Competition
     Our main competitor in the cellular communications business is China Mobile. China Mobile continues to have competitive advantages over us in brand name, market share, financial resources and network management experience. To compete against China Mobile, we continue to improve our network coverage and voice quality, enhance network quality, develop value-added services (such as our CDMA 1X wireless data services), improve customer service and customize our package service plans to meet our various subscribers’ specific needs. We also seek to leverage our position as a fully integrated telecommunications operator to provide “one-stop” telecommunications solutions for our subscribers. In addition, we seek to compete against China Mobile’s GPRS wireless data services by the development of our CDMA 1X wireless data services, which offers such advantages as better voice quality, better security, higher data transmission rates and more comprehensive value-added wireless data services. Moreover, we have upgraded our GSM networks in selected cities and begun to offer GPRS wireless data services to our GSM subscribers in selected cities since 2007.
     Our cellular services also compete with the wireless local communications services of China Telecom and China Netcom, known as “Little Smart”, which are based on their fixed line networks and primarily utilize PHS technology. These services were previously offered primarily in small- to medium-sized cities, but have been introduced in most cities nationwide. The “Little Smart” services reportedly have attracted a substantial subscriber base in China and compete with us mostly in the lower end of the cellular market. Although many cellular users use “Little Smart” services as a supplement, rather than an alternative, to their existing cellular services, the availability of “Little Smart” services has led to a decrease in effective cellular tariffs and reduced the overall usage volume of cellular services. The main competitive advantage of “Little Smart” services is their relatively low tariff rates. However, they generally have limited network coverage and roaming capability.
     Since late 2006, the MII has stepped up its efforts to encourage wireless telecommunications operators to implement “calling-party-pays” billing arrangements by offering tariff packages with such billing arrangements in the future. In light of such a policy move, we have started to implement such billing arrangements in selected tariff packages offered in certain areas such as Beijing and Guangdong. In addition, the MII has also indicated that it may consider reducing the roaming fees cellular operators may charge their subscribers. Such regulatory actions may change the competitive environment of the PRC wireless telecommunications industry. For example, the implementation of “calling-party-pays” billing and the reduction of roaming charges may help us improve our competitive position against “Little Smart” service providers by reducing the price advantage of such services but it may also trigger more intensified competition among cellular service providers.
     In addition, we expect that the PRC government’s decision in respect of the 3G licenses may significantly change the overall competitive environment of the PRC wireless telecommunications industry and could further intensify the competition among cellular service providers. See “D. Risk Factors — Risks Relating to Our Business — Our cellular businesses face competition from China Mobile Communications Corporation, or China Mobile, China Telecom Corporation Limited, or China Telecom, and China Network Communications Group Corporation, or China Netcom. Such competition may intensify and result in slower subscriber growth, lower tariffs and higher customer acquisition costs for us, which would materially adversely affect our financial condition, results of operations and growth prospects.” and “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Issuance of additional telecommunications service licenses including 3G licenses, may further intensify competition in the PRC telecommunications industry and materially adversely affect our financial condition, results of operations and growth prospects.” under Item 3.
     To implement differentiated management of our CDMA and GSM businesses and foster an appropriate degree of internal competition, which we believe will be beneficial to the enhancement of our overall competitiveness, we recently segregated the sales and marketing functions of the two businesses. As a result, the internal competition between the two businesses for our internal resources as well as cellular subscribers may increase. See “D. Risk Factors — Risks Relating to Our Business — Our CDMA and GSM businesses compete with each other in certain areas, which may adversely affect the growth and profitability of these businesses.” under Item 3.
     Long Distance Telephony Competition
     China Telecom and China Netcom are the dominant providers and our primary competitors in the public switched long distance business in their respective service areas. They have advantages over us in their respective service areas in brand name, market share, financial resources, service area coverage, last-mile access, extensive access networks and experience in fixed line telecommunications business. However, the separation of China Telecom into two companies along geographic lines has weakened the competitiveness of the resulting entities on a nationwide basis.
     Since our network has been constructed recently and is equipped with the latest technology and advanced features, it enables us to offer a variety of high-quality services. Our long distance telephony services are also supported by a centralized billing system. However, our services are hindered by our lack of fixed line telephone number resources and last-mile access.
     In recent years, competition in the IP telephony market has been intensifying. Our IP telephony services currently face intense competition from China Telecom, China Netcom, China Mobile, China Railcom and China Satcom. Currently, China Telecom and China Netcom are the market leaders in their respective service areas.
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
     The advanced features and design of our backbone network allow us to provide nationwide high quality virtual private network services, which are specifically tailored to the high-usage corporate customers and retail Internet service providers that we target. We have also built advanced metropolitan area networks and integrated access networks that allow us to connect to key commercial buildings throughout China. We also continue to cooperate with medium- to small-sized Internet service providers and other companies that have broadband access to concentrated residential areas to expand our broadband services.
Trademarks
     We conduct our businesses under the Unicom name and logo. Unicom Group is the registered proprietor in China of the “Unicom” trademark in English and the trademark bearing the Unicom logo. Unicom Group is also the registered proprietor of the trademark of the word “Unicom” in Chinese. Unicom Group has granted us the right to use these trademarks on a royalty-free basis, and to license to us any trademark that it registers in China in the future which incorporates the word Unicom.
Regulatory and Related Matters
     The telecommunications industry in China is subject to a high degree of government regulation. The primary regulatory authority of the Chinese telecommunications industry is the MII. The State Council, the National Development and Reform Commission (the successor to the former State Development Planning Commission), or the NDRC, the Ministry of Commerce (formerly, the Ministry of Foreign Trade and Economic Cooperation) and other governmental authorities also maintain regulatory responsibilities over certain aspects of the Chinese telecommunications industry.
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
     Entry into the Industry
     The Telecommunications Regulations adopt the existing regulatory distinction between basic and value-added telecommunications services. An addendum to the Telecommunications Regulations sub-categorizes basic and value-added telecommunications services. In February 2003, the MII revised the addendum to the Telecommunications Regulations; and the revised addendum took effect in April 2003. Basic telecommunications services include, among others, fixed line local and domestic long distance telephony services, international telecommunications services, IP telephony services, mobile voice and data services, Internet and other public data transmission services, lease or sale of network elements, and paging services. Value added telecommunications services include, among others, e-mail, voice mail, electronic data interchange, Internet access, Internet content and video conferencing services.
     The MII promulgated Measures on the Administration of Telecommunications Business Licenses, which took effect on January 1, 2002. Those rules apply to the application for, examination and approval of, telecommunications business licenses in China. Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces, autonomous regions and municipalities in China must apply for licenses from the MII. Licenses for basic telecommunications services will be granted through a tendering process.
     After its accession to the WTO in December 2001, China promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, effective on January 1, 2002, implementing its commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in China to foreign operators. However, the presence or absence of foreign investments in an applicant for telecommunications licenses will presumably bear no direct relation to the decision on whether to issue licenses, in as much as the issuance of new licenses is governed by a separate set of rules and regulations. In recent years, China gradually fulfilled the market-opening commitments it made to the WTO and lifted many restrictions for foreign investors and service providers in respect of telecommunications services. The remaining restrictions regarding mobile services, value-added telecommunications services and fixed line services are as follows.
•	For mobile voice and data services:
▪	there is no longer any geographic restriction and the foreign ownership shall be no more than 49%.
•	For value-added telecommunications services:
▪	there is no longer any geographic restriction and foreign ownership shall be no more than 50%.
•	For fixed line services:
▪	the services areas have been expanded to include services in and between 17 cities of Shanghai, Guangzhou, Beijing, Chengdu, Chongqing, Dalian, Fuzhou,

Hangzhou, Nanjing, Ningbo, Qingdao, Shenyang, Shenzhen, Xiamen, Xi’an, Taiyuan and Wuhan, or, the additional 14 cities; foreign ownership shall be no more than 35%; and after December 11, 2007, there will be no geographic restriction and ownership shall be no more than 49%.
     Spectrum and Network Number Resources
     The MII allocates all telecommunications-related frequencies, including those used in cellular, paging and microwave operations. The 800 MHZ, 900 MHZ and 1,800 MHZ frequency bands have been reserved for mobile cellular applications. The frequency assigned to a licensee may not be leased or transferred without obtaining the approval of the MII.
     Since July 1, 2002, the MII has made some adjustments to the standard spectrum usage fees to be charged to teecommuincations network operators and the specific fee standards are as follows: (i) for the nation-wide GSM network frequency, an annual rate of RMB15 million per MHz of frequency, to be charged progressively over a period of three years, i.e., 50% for the first year; 75% for the second year and 100% for the third year and years thereafter; (ii) for the nation-wide CDMA network frequency, an annual rate of RMB15 million per MHz of frequency, to be charged progressively over a period of five years, i.e., 20% for the first year; 40% for the second year; 60% for the third year; 80% for the fourth year and 100% for the fifth year and thereafter and (iii) for any local telecommunications network frequency, an annual rate of RMB1.5 million per MHz of frequency for each province. In 2006, the aggregate fees we paid for frequency usage amounted to approximately RMB580 million.
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
     In December 2004, the MII, the Ministry of Finance and the NDRC jointly issued the Provisional Administrative Measures with respect to the Collection of the Usage Fee of Telecommunications Network Number Resources, under which telecommunications companies are required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter starting from 2005. Under these provisional measures, mobile telecommunications companies are required to pay an annual usage fee of RMB12 million for each network number. In addition, we are also required to pay usage fees for certain other network numbers. In 2006, the usage fees we paid for network numbers totaled RMB44.24 million.
     Tariff Setting and Price Controls
     The levels and categories of our current tariffs are subject to regulation by various government authorities, including the MII, the NDRC, and, at the local level, the relevant provincial Telecommunications Administration Bureaus and price regulatory authorities. Under the Telecommunications Regulations, telecommunications tariffs are categorized into State-fixed tariffs, State-guidance tariffs and market-based tariffs. For example, there are State-guidance tariffs for cellular services, fixed line telephony services and leased lines services that are set jointly by the MII and the NDRC. Tariffs for telecommunications services where adequate competition has already developed may be set by the service providers as market-based tariffs. The government is required to hold public hearings before setting or changing important State-tariff rates, which are attended by telecommunications operators, consumers and others. Operators are required to provide complete and adequate cost data and other materials for those hearings.
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
     In June 2001, the Ministry of Finance and the MII jointly issued a circular to revoke certain fees including one-time installation fees charged to the fixed line telephone users and one-time activation fees charged to the cellular subscribers.
     In June 2004, the MII and the NDRC jointly issued a notice aimed at further strengthening the regulatory oversight of telecommunications tariffs. The notice requires telecommunications services providers to strengthen their internal control and management of tariff setting activities. Specifically, the notice requires services providers to strictly comply with the relevant government regulations relating to the procedures for the approval and registration of telecommunications tariffs.
     In August 2005, the MII and NDRC jointly issued a notice stipulating that, with the exception of IP telephony services, maximum charges for many telecommunications services may not exceed the current level of charges.
     In September 2006, the MII issued a notice stipulating that the telecommunications operators shall be responsible for the accuracy of the fees to be charged and collected for the wireless information services. In providing the wireless information services, the telecommunications operators shall respect users’ choice and information rights and treat users in a fair manner.
     Beginning in 2006, the MII has stepped up efforts to encourage wireless telecommunications operators to adopt “calling-party-pays” billing practices. MII has encouraged new service packages featured with “calling-party-pays” billing arrangements. In addition, MII officials have also indicated that they may evaluate the existing policy that caps the roaming charges at a certain level, to further reduce roaming fees wireless operators charge their subscribers. We do not know if or when such regulations will be promulgated or implemented.
     Interconnection Arrangements
     On October 28, 2003, the MII issued regulations on interconnection and settlement arrangements, which superseded the provisional regulations on interconnection and settlement arrangements issued by the MII in 1999 and 2001, respectively. The regulations contain specific provisions regarding, among other things, revenue sharing methods and settlement mechanisms and interconnection agreements among telecommunications service providers. The Telecommunications Regulations reaffirmed the obligations of dominant telecommunications operators in China to provide interconnection with other operators. We have entered into interconnection and settlement agreements with China Telecom, China Netcom, China Mobile and China Railcom that implement the regulatory requirements.
     The following table sets forth our current interconnection revenue sharing and settlement arrangements with fixed line operators and China Mobile for local calls after the regulations issued in 2003.

Network from	Network at
which calls originated	which calls terminated	Settlement Arrangement

Unicom’s cellular network	Fixed line operators’ public fixed line network	(1) Unicom collects the local cellular usage charge from its subscribers (2) Unicom pays RMB0.06 per minute to fixed line operators

Fixed line operators’ public fixed line network	Unicom’s cellular network	No revenue sharing or settlement

Unicom’s cellular network	China Mobile’s cellular network	(1) Each of Unicom and China Mobile collects the cellular usage charge from its subscribers (2) Unicom pays RMB0.06 per minute to China Mobile

China Mobile’s cellular network	Unicom’s cellular network	(1) Each of Unicom and China Mobile collects the cellular usage charge from its subscribers (2) China Mobile pays RMB0.06 per minute to Unicom
     The following table sets forth our interconnection revenue sharing and settlement arrangement with fixed line operators and China Mobile for domestic long distance calls after the regulations issued in 2003.

Network from	Network at
which calls originated	which calls terminated	Settlement Arrangement

Unicom’s cellular network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of such fixed line operator	(1) Unicom collects the domestic long distance tariff and local call tariff from its subscribers
(2) Unicom keeps RMB0.06 per minute and pays the rest of the domestic long distance tariff to fixed line operators

Unicom’s cellular network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of Unicom	(1) Unicom collects the domestic long distance tariff and local call tariff from its subscribers
(2) Unicom pays RMB0.06 per minute to fixed line operators, and keeps the rest of the domestic long distance tariff

Fixed line operators’ public fixed line network at area A	Unicom’s cellular network at area B, if through the long distance network of Unicom	(1) Fixed line operators collect the domestic long distance tariff from their subscribers (2) Fixed line operators keep RMB0.06 per minute and pay the rest to Unicom

Fixed line operators’ public fixed line network at area A	Unicom’s cellular network at area B, if through the long distance network of such fixed line operator	(1) Fixed line operators collect the domestic long distance tariff from their subscribers (2) Fixed line operators pay RMB0.06 per minute to Unicom and keep the rest

Fixed line operators’ public fixed line network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of Unicom	(1) Fixed line operators on the originating end collect the domestic long distance tariff from their subscribers
(2) Fixed line operators keep RMB0.06 per minute and pay the rest to Unicom
(3) Unicom then pays RMB0.06 per minute to fixed line operators on the receiving end

Unicom’s cellular network at area A	China Mobile’s cellular network at area B, if through the long distance network of China Mobile	(1) Unicom collects the domestic long distance tariff and local call tariff from its subscribers (2) Unicom keeps RMB0.06 per minute and pays the rest of the domestic long distance tariff to

Network from	Network at
which calls originated	which calls terminated	Settlement Arrangement

China Mobile

China Mobile’s cellular network at area A	Unicom’s cellular network at area B, if through the long distance network of Unicom	(1) China Mobile collects the domestic long distance tariff and local call tariff from its subscribers
(2) China Mobile keeps RMB0.06 per minute and pays the rest of the domestic long distance tariff to Unicom
     The following table sets forth our interconnection revenue sharing and settlement arrangement with fixed line operators for international long distance calls through their international gateways after the regulations issued in 2003.

Type of calls	Settlement Arrangements

Outgoing calls from Unicom’s cellular network, if through the international long distance network of fixed line operators	(1) Unicom collects the international long distance tariff and local call tariff from its subscribers
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
     The following table sets forth our interconnection revenue sharing and settlement arrangements with other operators for IP telephony long distance calls through our network after the regulations issued in 2003.

Network from which	Network at which calls
calls originated	terminated	Settlement Arrangement

Unicom’s cellular network at area A	Other operators’ public telecommunications network at area B (if through Unicom’s IP telephony network)	(1) Unicom collects the IP telephony long distance charges and local call tariff from its subscribers (2) Unicom pays RMB0.06 per minute to other operators on the receiving end

Other operators’ public telecommunications network at area A	Other operators’ public telecommunications network at area B (if through Unicom’s IP telephony network)	(1) Unicom collects the IP telephony long distance charges from its subscribers
(2) Unicom pays RMB0.06 per minute to other operators on the receiving end
(3) No settlement between Unicom and other operators on the originating end
     For all interconnection services, we are required to pay the interconnection fees regardless of our ability or inability to collect the tariff from our subscribers. The fixed line operators are required to pay interconnection fees regardless of their ability or inability to collect the tariff from their subscribers, except for the interconnection by fixed line subscribers calling our subscribers in the same region where no interconnection fee will be charged. Interconnection charges are accrued on a monthly basis based on the actual call volume and applicable tariff rate.

     Technical Standards
     The MII sets industry technical standards for the Chinese telecommunications industry. Most of the standards set by the MII conform to the standards recommended by the International Telecommunications Union and other international telecommunications standards organizations. In January 2006, the MII issued the technical standards for TD-SCDMA, a 3G mobile telephony technology. In May 2007, the MII released the technical standards for two additional 3G technologies, WCDMA and CDMA2000. In cases where the MII has not set certain industry technical standards, we set our own enterprise technical standards. The MII also requires all network operators in China to purchase only telecommunications equipment certified by the MII, including cellular and paging equipment, radio equipment and interconnection terminal equipment.
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
     The MII has required major Chinese telecommunications service providers, including Unicom Group, to participate in a project to provide telecommunications services in a number of remote villages in certain designated provinces in China as transitional measures prior to the formalization of a universal service obligation framework. In participating in this project, Unicom Group undertook the universal service obligation to extend telecommunications service coverage to a total of more than 5,700 administrative-level villages from 2004 to 2006 primarily through its CDMA and satellite transmission networks. In 2007, the MII indicated that it may consider requiring Unicom Group and other telecommunications service providers to further extend telecommunications service coverage to tens of thousands of natural villages in remote areas. We have been assisting Unicom Group in providing mobile telecommunications services to these remote villages and are responsible for the operation and maintenance of the relevant network facilities in our service areas.
     See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — The PRC government may require us, along with other telecommunications service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.” under Item 3.
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
     In addition, as our controlling shareholder, Unicom Group, is under the direct supervision of SASAC, SASAC has an indirect influence over us. In particular, SASAC may designate certain nominees and request Unicom Group to propose the appointment of such nominees as our directors and senior management; SASAC may also request Unicom Group to remove our directors and senior management in accordance with relevant procedures provided by applicable law and our articles of association.
C. Organizational Structure
     We are incorporated in Hong Kong and are 76.59% indirectly owned by the Unicom Group and 23.41% owned by public shareholders as of May 31, 2007. See “A. History and Development of the Company” under Item 4. Set forth below are details of our significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership Interest
China Unicom Corporation Limited	China	100%
China Unicom International Limited	Hong Kong SAR	100%
China Unicom (Macau) Company Limited	Macau SAR	100%
D. Properties
     Our principal executive offices are located in Hong Kong. We also maintain executive offices in Beijing. We own and lease a large number of offices, retail outlets, equipment rooms and base stations throughout China. A number of the properties that we lease and operate on do not have land use rights certificates or building ownership certificates. In some cases, we have not entered into formal lease agreements with the lessors or the lessors may not possess requisite title certificates. We believe that it is unlikely that we would be denied our right to use a large number of these properties at any given time.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
     You should read the following discussion and analysis together with the selected financial data set forth in Item 3 and the consolidated financial statements included in this annual report. The financial statements have been prepared in accordance with HKFRS, which differ in certain respects from US GAAP. Note 38 to the consolidated financial statements summarizes the nature and effects of significant differences between HKFRS and US GAAP as they relate to our financial statements and provides a reconciliation to US GAAP of our net income and shareholders’ equity. In addition, Note 38 to our consolidated financial statements includes our condensed consolidated financial information prepared and presented in accordance with US GAAP for the relevant periods. Our consolidated financial statements present, and the discussion and analysis under this Item 5 pertain to, our consolidated financial position and results of operations as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006.
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
Overview
     We are an integrated provider of telecommunications services in China and offer a comprehensive range of telecommunications services, including the following, which also constitute our major operating segments:
•	GSM cellular service in 21 provinces, 5 autonomous regions and 4 municipalities;

•	CDMA cellular service in 21 provinces, 5 autonomous regions and 4 municipalities of China and in Macau;

•	domestic and international long distance service and other related services nationwide in China; and

•	data and Internet and other related services nationwide in China.

     The table below sets forth revenue from our major businesses and the respective percentage of our total revenue in 2004, 2005 and 2006.

	For the year ended December 31,
	2004(1)		2005		2006
	RMB in	% of Total	RMB in	% of Total	RMB in	% of Total
	millions	Revenue	millions	Revenue	millions	Revenue
Total revenue	79,087	100.0%	87,049	100.0%	94,294	100.0%
Total service revenue	77,397	97.9%	84,287	96.8%	90,027	95.5%
GSM	47,509	60.1%	52,135	59.9%	59,291	62.9%
CDMA	24,378	30.9%	27,577	31.7%	27,293	28.9%
Long distance revenue	1,848	2.3%	1,525	1.7%	1,068	1.2%
Data and Internet revenue	3,662	4.6%	3,050	3.5%	2,375	2.5%
Sales of telecommunications products	1,690	2.1%	2,762	3.2%	4,267	4.5%

(1)	The adoption of HKFRS on January 1, 2005 resulted in changes in certain accounting policies which have been reflected in the financial statements either in accordance with the transitional provisions in the applicable accounting standards, or to the extent there are no transitional provisions, applied retrospectively. Accordingly, the comparative financial data prior to January 1, 2005 presented herein was restated, as applicable, in 2005 to conform to the changed accounting policies.
     Our service revenue comes primarily from the following:
•	Usage fees for our GSM, CDMA, long distance and data and Internet services, including, for our cellular subscribers, roaming-out fees for calls made by them outside their local service areas. We recognize usage fee revenue when the service is rendered.

•	Monthly fees, of fixed amounts, charged to certain of our GSM, CDMA, data and Internet subscribers for access to the relevant service. We recognize monthly fee revenue in the month during which the services are rendered.

•	Value-added service revenue from the provision of value-added services, such as short message services, personalized ring-back tone services, CDMA 1X wireless data services and certain receptionist services to subscribers.

•	Interconnection revenue from other telecommunications operators, including Unicom Group, for calls made from their networks to our networks and roaming-in fees for calls made by cellular subscribers of other operators using our cellular networks. We recognize interconnection revenue when the relevant calls are made by subscribers.

•	Rental income from leases of transmission lines on our networks and indefeasible rights of use (“IRU”) to Unicom Group, business customers and other telecommunications carriers in China. We recognize leased line rental revenue on a straight-line basis over the relevant lease term, except for the lease of specific and identified network assets that transfer substantially all the risks and rewards incidental to ownership to the lessee, which is recognized as capacity sales.
     Along with the continued growth of China’s telecommunications industry, particularly in the cellular communications sector, our total revenue in 2006 increased by 8.3% from 2005. This increase was primarily the result of the continued growth in revenue of our GSM cellular business. Service revenue from our cellular businesses has increased from RMB79.71 billion in 2005 to RMB86.58 billion in 2006, representing a growth of 8.6%. We aim to further leverage our position as an integrated telecommunications operator in order to continue to drive the growth of our GSM and CDMA cellular businesses.

     The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2004, 2005 and 2006.

	For the year ended December 31,
	2004		2005		2006
	RMB in	% of Total	RMB in	% of Total	RMB in	% of Total
	millions	Revenue	millions	Revenue	millions	Revenue
Total Revenue	79,087	100.0%	87,049	100.0%	94,294	100.0%
Costs and expenses	72,616	91.8%	79,947	91.8%	87,799	93.1%
Leased line and network capacities	7,398	9.4%	8,748	10.0%	8,764	9.3%
Interconnection charges	7,517	9.5%	8,372	9.6%	9,595	10.2%
Depreciation and amortization	19,011	24.0%	20,368	23.4%	22,423	23.8%
Employee benefit expenses	4,615	5.8%	5,616	6.5%	6,649	7.1%
Selling and marketing	19,523	24.7%	20,558	23.6%	19,252	20.4%
General, administrative and other expenses	10,500	13.3%	11,742	13.5%	13,415	14.2%
Cost of telecommunications products sold	2,563	3.2%	3,575	4.1%	4,930	5.2%
Finance costs	1,696	2.1%	1,099	1.2%	654	0.7%
Unrealized loss on changes in fair value of derivative component of the convertible bonds	—	0.0%	—	0.0%	2,397	2.5%
Interest income	-103	-0.1%	-96	-0.1%	-259	-0.3%
Other gains, net	-104	-0.1%	-35	-0.0%	-21	-0.0%
Income before income tax	6,471	8.2%	7,102	8.2%	6,495	6.9%
     Our major costs and expenses include the following:
•	Depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets;

•	Selling and marketing expenses, including commissions, promotion and advertising expenses, amortization of capitalized customer acquisition costs of certain CDMA contractual subscribers and customer retention costs;

•	General, administrative and other expenses, primarily including operating lease expenses, repair and maintenance costs and provision for doubtful debts. Other components of general, administrative and other expenses include utilities, general office expenses and travel expenses;

•	Leased line and network capacities charges, representing lease expenses for transmission capacity from other operators and CDMA network capacities from Unicom Group;

•	Interconnection expenses, representing amounts paid to other operators, including Unicom Group, for calls from our networks to their networks and roaming-out fees paid to other operators, including Unicom Group, for calls made by our subscribers roaming in their networks;

•	Employee benefit expenses, representing staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes and housing benefits, share-based compensation costs amortized over the vesting period of share options;

•	Costs of telecommunications products sold; and

•	Unrealized loss on changes in fair value of derivative component of the convertible bonds.
     As we continue to aim to strengthen management, integrate our businesses and control costs to achieve greater overall efficiency, total costs and expenses, as a percentage of total revenue in 2006, was 93.1%, representing an increase of 1.3% from that in 2005.
Acquisitions of Unicom New Century, Unicom New World and Unicom International and Sale of Guoxin Paging
     In December 2002, we acquired from Unicom Group the GSM cellular assets and businesses and CDMA businesses of Unicom New Century in the following six provinces, two autonomous regions and one municipality in China: Sichuan, Heilongjiang, Jilin, Henan, Jiangxi, Shaanxi, Chongqing, Guangxi and Xinjiang. The total purchase price was HK$4,909,000,000, payable in cash. On July 30, 2004, Unicom New Century was merged into CUCL and legally dissolved upon the completion of such merger.
     In December 2003, we acquired from Unicom Group the GSM cellular assets and businesses and CDMA businesses of Unicom New World in the following nine provinces and autonomous regions in China: Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Xizang autonomous regions. The total purchase price was HK$3,014,886,000, payable in cash. On the same date, we also completed the sale of the entire equity interests of Guoxin Paging to Unicom Group for a total sale price of HK$2,590,917,656, and such proceeds were applied to our general working capital. On September 1, 2005, Unicom New World was merged into CUCL and legally dissolved upon the completion of such merger.
     In September 2004, we completed the acquisition from Unicom Group of Unicom International, a limited liability company established in Hong Kong engaging in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services in Hong Kong and the United States. The total purchase price was HK$37,465,996, payable in cash.
     Under HKFRS, we have adopted the purchase method to account for our prior acquisitions from Unicom Group of Unicom New Century, which became effective on December 31, 2002, Unicom New World, which became effective on December 31, 2003, and Unicom International, which became effective in September 2004. Under the purchase method, our consolidated financial statements incorporate the results of operations of Unicom New Century, Unicom New World and Unicom International only from the effective dates of the respective acquisitions. The differences between the cost of the acquisitions and the fair value of the identifiable assets and liabilities acquired was recognized as goodwill or negative goodwill, which were amortized on a straight line basis over its beneficial life or the remaining weighted average useful life of the acquired identifiable non-monetary assets. We ceased the amortization of goodwill from January 1, 2005 upon the adoption of HKFRS and the accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill. We also derecognized the negative goodwill previously recognized on or prior to January 1, 2005, with a corresponding adjustment to the opening balance of retained earnings. Starting from January 1, 2005, we no longer amortize goodwill but test it for impairment on an annual basis or when there is indication of impairment.
     Under US GAAP, the acquisitions of Unicom New Century, Unicom New World and Unicom International are accounted for as a transfer of businesses under common control. Under this method, the acquired assets and liabilities are accounted for at their historical cost under US GAAP and the consolidated financial statements prepared under US GAAP for all periods presented are retroactively restated as if

Unicom New Century, Unicom New World and Unicom International had always been part of our company since inception. This method is reflected in the significant differences between HKFRS and US GAAP provided in Note 38 to our consolidated financial statements.
     The acquisitions of Unicom New Century and Unicom New World have had a material impact on our overall results of operations. In particular, our financial results in 2004 were significantly affected by the inclusion of the results of operations for Unicom New World we acquired effective December 31, 2003. These acquisitions have, among other things, significantly expanded the size of the telecommunications markets we serve and increased the number of our subscribers and usage of our services. As a result, our revenue and costs and expenses have also increased significantly.
Critical Accounting Policies
     The preparation of our financial statements and this annual report requires us to make estimates and judgment that affect the reported and disclosed amounts of assets and liabilities, including contingent assets and liabilities, as at the relevant dates and revenue and expenses for the relevant periods. We have identified the accounting policies and estimates below as critical to our business operations and an understanding of our results of operations and financial position. The impact and any associated risks related to these policies on our business operations are discussed throughout this Item 5 where such policies affect our reported and expected financial results. For a discussion of the application of these and other accounting policies, see Note 4 to our consolidated financial statements included in this annual report. There can be no assurance that actual results will not differ from those estimates and assumptions.
     Capitalization of CDMA Customer Acquisition Costs
     We have been operating the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, we have offered certain promotional packages. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use at no additional charge during the specified contract periods ranging from six months to two years. In return, the subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given for their use. In addition, to secure contract performance, these subscribers are required under their contracts to (i) prepay certain amounts of service fees or deposits, (ii) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (iii) provide a guarantor who will compensate us for any loss in the event of the subscriber’s non-performance of related contractual obligations.
     We consider the costs of the CDMA handsets provided to contractual subscribers under these promotional packages as customer acquisition costs for the development of new CDMA contractual subscribers. Such customer acquisition costs are deferred to the extent expected to be recoverable, and amortized over the contractual periods (not exceeding two years), over which future economic benefits are expected to be received by us in the form of minimum contract revenue.
     We determined the accounting policy for capitalization of customer acquisition costs of contractual CDMA subscribers after a careful evaluation of specific facts and circumstances, and believe that the capitalization of such costs is appropriate because future economic benefits are expected to be received by us in the form of future contractual revenues, taking into consideration (i) the historically high ARPUs and low churn rate, and low default or bad debt rates of these subscribers; (ii) our established procedures in and the relative low cost of enforcement of contracts in default; and (iii) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as non-refundable prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.
     Therefore, we believe that the customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalization and amortization of these customer acquisition costs is an appropriate accounting policy. Furthermore, we continuously assess and evaluate the recoverability of these customer acquisition costs, based on detailed review of historical subscriber churn rates and estimated default rate. Based on our current assessment and evaluation, we believe that there is no significant problem in recovering the carrying amounts of the customer acquisition costs as of December 31, 2004, 2005 and 2006.
     We have made the above recoverability assessments based on the current legal and operating environment relating to the subscribers’ contract performance and other information currently available to us. Actual results may differ significantly from the current situation and our current estimates. If the situation changes significantly in the future, we may need to accelerate the amortization of customer acquisition costs based on conditions at that time.
     Recognition of Upfront Non-refundable Revenue and Direct Incremental Costs
     We capitalize and amortize upfront non-refundable revenue, including connection fees and activation fees of SIM cards or user identity module cards, or UIM cards, from our GSM and CDMA cellular subscribers over the expected customer service period. Accordingly, the related direct incremental costs of acquiring and activating GSM and CDMA businesses, including costs of SIM or UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are also capitalized and amortized over the same expected customer service period. We only capitalize costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statement of income immediately as incurred.
     The expected customer service period for our cellular business is estimated based on the expected stabilized churn rates of subscribers after taking into account factors such as customer retention experience, the expected level of competition, the risk of technological or functional obsolescence of our services and the current regulatory environment. If the estimate of the expected stabilized churn rate changes for future periods as a result of unexpected changes in competitive environment, telecommunications technology development or regulatory environment, the amount and timing of recognition of these direct incremental costs and our deferred revenue would also change.
     Lease of CDMA Network Capacity
     We had entered into a CDMA network capacity lease agreement with Unicom Group and its wholly-owned subsidiary, Unicom New Horizon, in November 2001. Pursuant to this CDMA lease agreement, Unicom New Horizon agreed to lease the capacity of the CDMA network to us covering the nine provinces and the three municipalities. In addition, on December 31, 2002 and 2003, we acquired all the equity interests in Unicom New Century and Unicom New World, respectively, which together operate GSM and CDMA cellular businesses in another 12 provinces, one municipality and five autonomous regions in the PRC. Unicom New Century and Unicom New World had also respectively entered into a CDMA lease agreement with Unicom Group and Unicom New Horizon on similar terms and conditions. These lease agreements and the lease agreement entered in 2001 are collectively referred to as the “Old CDMA Leases.”

     According to the terms of the Old CDMA Leases, the initial lease period is one year, renewable for an additional one-year term at our own option. We have the exclusive right to lease and operate the CDMA network capacity in the above regions. Also, we have the option to add or reduce the capacity leased by giving advance notice. The lease fee per unit of capacity is calculated on the basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in seven years, with an internal return of 8%. In January 2004, we renewed the CDMA network capacity for an additional one-year term. We had the option to purchase the network assets based on the appraised value of the network determined by an independent appraiser.
     Unicom New Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all contracts with suppliers and constructors. We believe we only bear the risks associated with the operation of the CDMA business during the relevant leasing periods and are free from any ownership risks of the CDMA network and the risks and rewards of ownership of the leased assets rest substantially with the lessor.
     At the inception of the Old CDMA Leases, there was a high degree of uncertainty related to the market condition and operating results of the CDMA business. It was highly uncertain whether we would continue to lease the network in the future or to estimate the future network capacity to be leased. We were also unable to determine whether or not we would exercise the purchase option in the future. Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remained with Unicom Group and Unicom New Horizon, we accounted for the leasing of the CDMA network as operating leases for the initial three-year lease period, so as to reflect the respective rights and obligations of the relevant parties to the Old CDMA Leases.
     On March 24, 2005, we entered into the 2005 CDMA Lease with Unicom Group and Unicom New Horizon to replace the Old CDMA Leases. Key terms of the 2005 CDMA Lease, including exclusive operating rights and purchase option, are substantially similar to those contained in the Old CDMA Leases except that the 2005 CDMA Lease has an initial term of two years and the lease fee of the CDMA Network is to be determined on the basis of the audited CDMA service revenue. Given that the uncertainties continued, we considered the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Group and Unicom New Horizon, and have concluded the leasing of the CDMA network continues to be an operating lease.
     On October 26, 2006, we entered into the 2006 CDMA Lease with Unicom Group and Unicom New Horizon to replace the 2005 CDMA Lease. The 2006 CDMA Lease became effective from January 1, 2007. Pursuant to the 2006 CDMA Lease, the initial lease period is for one year, renewable for an additional one-year term at our option. The lease fee of the CDMA network for 2007 and 2008 is calculated as follows:
•	31% of the audited CDMA service revenue of the lessee for each of the years 2007 and 2008; or

•	30% of the audited CDMA service revenue of the lessee for the year 2007 or 2008, where the audited CDMA income before taxation of the lessee for the relevant year is less than the audited CDMA income before taxation of the lessee for the year 2006 as set out in the relevant annual audited financial statements of the lessee;
provided, that the annual lease fee of the CDMA network shall not be less than a certain minimum level (the “Minimum Lease Fee”) regardless of the amount of CDMA service revenue for that year. The Minimum Lease Fee for 2007 shall be 90% of the total amount of lease fee paid by us to Unicom New Horizon for 2006 pursuant to the 2005 CDMA Lease. The Minimum Lease Fee for 2008 shall be 90% of the total amount of lease fee paid by us to Unicom New Horizon for 2007 pursuant to the 2006 CDMA Lease. The level of lease fee under the 2006 CDMA Lease has been set by reference to our view of the industry trends, including factors such as CDMA subscribers and average revenue per user per month levels.
     Under the 2006 CDMA Lease, we believe the uncertainties of the CDMA business continue to exist, particularly due to the fact that (i) the service revenue of CDMA business was stagnant in 2006; (ii) the uncertainty of the future success of CDMA business arising from intense market competition; and (iii) the uncertainty of the future changes in technology, technological standards and government regulatory environment. Moreover, at the inception of the 2006 CDMA Lease, we were still unable to determine whether to renew the lease after the initial one-year lease term or whether to exercise the purchase option. As a result, we considered the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Group and Unicom New Horizon, and have concluded the leasing of the CDMA network should still be accounted for as an operating lease in 2007. At the beginning of each future lease term, we will reassess the appropriate classification based on the relevant factors and circumstances at that time.
     Based on the above accounting judgment made, the operating lease expense for the leasing of the CDMA network has been recorded in the statement of income, and the carrying value of the CDMA assets and the related liabilities have not been reflected in the balance sheets. For the years ended December 31, 2004, 2005 and 2006, we recorded lease expense of approximately RMB6.59 billion, RMB7.92 billion and RMB 8.08 billion, respectively, under the leased lines and network capacities in the statement of income.
     Convertible Bonds
     On July 5, 2006, we issued the zero coupon convertible bonds with an aggregate principal amount of USD1 billion. The three-year convertible bonds were issued with a conversion price of HKD8.63 and will mature on July 5, 2009. As the functional currency of us is RMB, the conversion option of the convertible bonds denominated in Hong Kong Dollars will not result in settlement by the exchange of a fixed amount of cash in RMB for a fixed number of our shares. In accordance with the requirements of HKAS 39, Financial Instruments — Recognition and Measurement, the convertible bonds contract must be separated into two component elements: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bond.
     The embedded conversion option of the convertible bonds has been separated from the host debt contract and accounted for as a derivative liability carried at fair value on the balance sheet with any changes in fair value being charged or credited to the statement of income in the period when the change occurs. The remainder of the proceeds is allocated to debt element of the convertible bonds, net of transaction costs, and is recorded as the liability component. The liability component is subsequently carried at amortized cost until extinguished on conversion or redemption. Interest expense is calculated using the effective interest method by applying the effective interest rate to the liability component through the maturity date. If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognized in the statement of income.
     The fair value of the conversion option which is not traded in an active market is determined by using valuation techniques. We use our judgment to select an appropriate valuation method and make assumptions that are mainly based on market conditions existing at each balance sheet date. The valuation model requires the input of subjective assumptions, including the volatility of share price, stock closing price, dividend yield, risk-free rate, and expected option life. Changes in subjective input assumptions can materially affect the fair value estimate. For the year ended December 31, 2006, we recognized unrealized loss of approximately RMB2.40 billion resulting from changes in the fair value of the conversion option of the convertible bonds.
     Depreciation on Property, Plant and Equipment
     Depreciation on our property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to residual values over the estimated useful lives. We review the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from property, plant and equipment. We use estimates of useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expense may be adjusted. The cost or revalued amount and accumulated depreciation on property, plant and equipment as of December 31, 2006 amounted to RMB205.76 billion and RMB94.38 billion, respectively, as compared to RMB186.69 billion and RMB74.31 billion, respectively, as of December 31, 2005.
     Impairment of Non-current Assets
     At each balance sheet date, we perform a review of internal and external sources of information to identify indications that our non-current assets, including property, plant and equipment and goodwill, may be impaired. In addition, we review (i) our assets that have indefinite useful lives or are not yet available for use are not subject to amortization and (ii) our assets that are subject to depreciation or amortization for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continually monitor our businesses, markets and business environment and make judgments and assessments as to whether any impairment event or change has occurred. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value-in-use. We estimate value-in-use based on estimated discounted pre-tax future cash flows of a cash-generating asset unit, which is the smallest group of assets that generates cash flows independently.
     In making judgments on the recoverability of non-current assets, we need to assess whether: (i) an event has occurred that may affect an asset’s value; (ii) the carrying value of an asset can be supported by the discounted pre-tax future cash flows from such asset and (iii) the cash flow is discounted at an appropriate rate. Changes in any of these assessments could result in significant changes to our estimates of the recoverability of our non-current assets.
     Provision for Doubtful Debts
     Accounts receivables are stated at cost, less provision for doubtful debts. We evaluate specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. We record a provision based on our best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances at each reporting date, we make a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining receivable balances. We make such estimates based on our past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. For general subscribers of cellular, long distance, data and Internet services, we make a full provision for receivables aged over three months, which is consistent with our credit policy with respect to relevant subscribers.
     Our estimates described above are based on our past experience, subscribers’ creditworthiness and collection trends. If circumstances change (e.g., due to factors including developments in our business and the external market environment), we may need to re-evaluate our policies on doubtful debts, and make additional provisions in the future.
     Provision for Subscriber Point Reward Program
     We have implemented a subscriber point reward program, which is a bonus point-based scheme that rewards subscribers according to their service consumption, loyalty and payment history. The cost of the subscriber point reward program is charged to the statement of income as “selling and marketing” expenses, instead of a reduction of revenue. The estimated liability is recognized based on (i) the value of each bonus point awarded to subscribers and (ii) the number of bonus points relating to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date. If subscribers redeem rewards or their entitlements expire, the provision will be adjusted accordingly. We have recognized a liability for this program amounting to RMB0.56 billion as of December 31, 2006, as compared to RMB0.34 billion as of December 31, 2005. As we have not had much historical incentive redemption experience in the past, we may need to re-assess our accruing method for the potential bonus point liability when we obtain more reliable historical redemption statistics in the future.
     Income Tax and Deferred Taxation
     We estimate our income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which we operate. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
     For the evaluation of temporary differences, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to interest on loans from China-China-Foreign (“CCF”) joint ventures, loss arising from terminations of CCF arrangements, provisions for doubtful debts and write-down of inventory to net realizable value and additional depreciation deductible for tax purposes. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to RMB0.31 billion and RMB0.34 billion as of December 31, 2006 and 2005, respectively. Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from the continuing operations in the foreseeable future.
     We believe we have recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and our current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary.
Operating Results
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     In 2006, our revenue continued to increase, by 8.3% from RMB87.05 billion in 2005 to RMB94.29 billion in 2006. This growth was principally due to the steady growth of our GSM cellular business. For the reasons discussed below, our GSM and CDMA cellular businesses continued to increase in terms of revenues, while our long distance and data and Internet businesses continued to decrease in terms of revenues.

     Due to factors discussed below, in 2006 our costs and expenses increased by 9.8% to RMB87.80 billion from 2005. As a result, our income before income tax decreased by 8.5% to RMB6.50 billion, and our income before income tax margin decreased by 1.3% from that of 2005. Our net income in 2006 decreased by 24.3% to RMB3.73 billion from 2005, for reasons discussed below.
     We issued the convertible bonds (as defined in “— Costs and Expenses” below) to SKT in 2006. Due to the substantial increase in our share price during the period, we recorded an unrealized loss of approximately RMB2.40 billion on changes in the fair value of the derivative component of the convertible bonds. For detailed discussion, please refer to “— Liquidity and Capital Resource” below and Note 17 to our consolidated financial statements. Excluding the effect of the RMB2.40 billion unrealized loss on changes in fair value of derivative component of the convertible bonds, our total costs and expenses would be RMB85.40 billion, an increase of 6.8% from 2005, which would be slower than the 8.3% growth in the total revenue in 2006, and our net income would be RMB6.13 billion, an increase of 24.3% from 2005.
Revenue
     Revenue from our GSM cellular business grew steadily in 2006 and continued to generate a majority of our total revenue, while revenue from our CDMA cellular business slightly increased in 2006. Due to the increase of the percentage of sales of telecommunications products in the total revenue, revenues from our GSM and CDMA cellular businesses as a percentage of our total revenue increased from 94.7% in 2005 to 96.3% in 2006. The share of revenue from the CDMA cellular business in our total revenue decreased from 34.8% in 2005 to 33.5% in 2006, while the share of revenue from the GSM cellular business in our total revenue increased from 59.9% in 2005 to 62.9% in 2006 as a result of the revenue growth of our GSM business. Aggregate revenues from our long distance business and our data and Internet businesses represented 3.7% of our total revenue in 2006, as compared with 5.3% in 2005.
Cellular Revenue
     For the reasons discussed below, revenues from our GSM and CDMA cellular businesses (including revenues from sales of telecommunications products) together increased by 10.2%, from RMB82.46 billion in 2005 to RMB90.85 billion in 2006.
     GSM Cellular Business. Revenue from our GSM cellular business increased by 13.7%, from RMB52.14 billion in 2005 to RMB59.30 billion in 2006, primarily due to the continued increases in the total number of our total GSM cellular subscribers and in our subscribers’ average MOU as well as ARPU. The total number of our GSM cellular subscribers increased by 11.4%, from 95.07 million as of December 31, 2005 to 105.87 million as of December 31, 2006. ARPU from the GSM cellular business also increased 1.4%, from RMB48.5 in 2005 to RMB49.2 in 2006, primarily due to the increase in GSM value-added services. The average MOU per subscriber per month increased 17.3%, from 202.2 minutes in 2005 to 237.2 minutes in 2006.
     The table below sets forth the revenue composition of our GSM cellular business and each revenue item’s respective share of total GSM revenue in the years ended December 31, 2004, 2005 and 2006.

	2004		2005		2006
	RMB in	As percentage	RMB in	As percentage	RMB in	As percentage
	million	of total	million	of total	million	of total
Revenue	47,513	100.0%	52,139	100.0%	59,298	100.0%
Service Revenue	47,509	100.0%	52,136	100.0%	59,290	100.0%
Usage Fee	31,997	67.3%	32,077	61.5%	33,609	56.7%
Monthly Fee	6,922	14.6%	6,841	13.1%	7,370	12.4%
Interconnection Revenue	2,614	5.5%	3,466	6.6%	4,915	8.3%
Value-added Service Revenue	4,819	10.1%	7,967	15.3%	11,543	19.5%

	2004		2005		2006
	RMB in	As percentage	RMB in	As percentage	RMB in	As percentage
	million	of total	million	of total	million	of total
Others	1,157	2.5%	1,785	3.5%	1,853	3.1%
Sales of Telecommunications Products	4	0.0%	3	0.0%	8	0.0%
     As a result of the increase in the average MOU, which is partially offset by the decrease in effective tariffs, usage fees for GSM cellular services increased by 4.8% from RMB32.08 billion in 2005 to RMB33.61 billion in 2006, representing 56.7% of total GSM service revenue, a decrease from 61.5% in 2005. Monthly fees increased by 7.7%, from RMB6.84 billion in 2005 to RMB7.37 billion in 2006, and represented 12.4% of total GSM service revenue as compared with 13.1% in 2005. This increase is primarily due to our GSM expanded subscriber base. Interconnection revenue increased by 41.8% from RMB3.47 billion in 2005 to RMB4.92 billion in 2006, and represented 8.3% of total service revenue as compared with 6.6% in 2005. This increase is primarily due to the increased total usage of our GSM cellular services.
     While continuing to meet the diverse needs of our customers in the mass market, our GSM cellular business aims to actively develop and promote value-added services. As a result, revenue from value-added services significantly increased its contribution to our total GSM cellular revenue. Revenue from our GSM value-added cellular services increased 44.9%, from RMB7.97 billion in 2005 to RMB11.54 billion in 2006. Its share of total GSM service revenue increased significantly from 15.3% in 2005 to 19.5% in 2006. Of the total revenue from GSM value-added cellular services, revenue from short messaging services increased 31.0% from RMB3.74 billion in 2005 to RMB4.90 billion in 2006, and its share of total GSM service revenue grew from 7.2% in 2005 to 8.3% in 2006.
     CDMA Cellular Business. Our CDMA subscriber base has continued to expand. In 2006, revenue from our CDMA cellular business reached RMB31.55 billion in 2006, a 4.1% increase over RMB30.32 billion in 2005. This increase was primarily due to a 55.2% increase in the sales of telecommunications products. However, CDMA service revenue in 2006 was RMB27.29 billion and decreased by 1.0% from 2005 due to a 12.3% decrease of the ARPU from RMB75.1 in 2005 to RMB65.9 in 2006 which offset the increases in the total number of our CDMA subscribers and in total MOU. Such ARPU decrease was because certain high-end contractual customers did not renew their contracts upon expiration of the contract period under the CDMA handset promotional packages while the average ARPU of new customers was relatively lower.
     The table below sets forth the revenue composition of our CDMA cellular business and each revenue item’s respective share of total CDMA revenue for the years ended December 31, 2004, 2005 and 2006.

	2004		2005		2006
	RMB in	As percentage	RMB in	As percentage	RMB in	As percentage
	million	of total	million	of total	million	of total
Revenue	26,046	100.0%	30,320	100.0%	31,550	100.0%
Service Revenue	24,378	93.6%	27,577	91.0%	27,293	86.5%
Usage Fee	16,165	62.1%	16,727	55.2%	14,696	46.6%
Monthly Fee	4,638	17.8%	4,905	16.2%	5,025	15.9%
Interconnection Revenue	927	3.6%	1,399	4.6%	1,732	5.5%
Value-added Service Revenue	2,371	9.1%	4,116	13.6%	5,314	16.8%
Others	277	1.0%	430	1.4%	526	1.7%
Sales of Telecommunications Products	1,668	6.4%	2,743	9.0%	4,257	13.5%
     CDMA usage fees decreased by 12.1% from RMB16.73 billion in 2005 to RMB14.70 billion in 2006, and represented 53.8% of total CDMA service revenue as compared with 60.7% in 2005. The decrease of usage fees in the percentage of total CDMA service revenue was primarily due to the decrease in the ARPU of our CDMA subscribers. With the expansion of our CDMA 1X wireless data services in

2006, we have been actively developing our CDMA wireless data business, by making efforts to leverage the competitive edge of the CDMA technology. Revenue from CDMA value-added cellular services reached RMB5.31 billion in 2006, an increase of 29.1% from RMB4.12 billion in 2005, and accounted for 19.5% of total service revenue from the CDMA cellular business in 2006. Of the total revenue from CDMA value-added cellular services, revenue from CDMA 1X wireless data services increased 49.2% from RMB1.33 billion in 2005 to RMB1.99 billion in 2006, and its share of total CDMA service revenue grew from 4.8% in 2005 to 7.3% in 2006. We expect revenue from value-added CDMA services will continue to grow significantly, as we will continue to focus on the development and marketing of such value-added services.
     Monthly fees increased by 2.4% from RMB4.91 billion in 2005 to RMB5.03 billion in 2006, and represented 18.4% of total CDMA service revenue as compared with 17.8% in 2005. The increase of monthly fees in the percentage of total CDMA service revenue was primarily due to an increasing number of subscribers who subscribe to package plans that set minimum monthly fee. Interconnection revenue increased by 23.8% from RMB1.40 billion in 2005 to RMB1.73 billion in 2006, and represented 6.3% of total service revenue as compared with 5.1% in 2005. This increase is primarily due to the increased usage of our CDMA cellular services.
Long Distance and Data and Internet Revenue
     Long Distance Business. Revenue from our domestic and international long distance business (including revenues from sales of telecommunications products) decreased by 30.3%, from RMB1.53 billion in 2005 to RMB1.07 billion in 2006. Such decrease is primarily due to the continued decrease in tariffs as a result of intensified competition as well as a decrease in the total minutes of outgoing long distance calls.
     Data and Internet Business. Revenue from our data and Internet businesses (including revenues from sales of telecommunications products) decreased by 22.2% from RMB3.06 billion in 2005 to RMB2.38 billion in 2006 primarily due to the decrease in tariffs as a result of intensified competition and our termination of unprofitable services and products.
     As a result of the foregoing, revenues from our long distance and data and Internet businesses were RMB3.45 billion, a decrease of 24.9% from 2005.
Costs and expenses
     Costs and expenses in 2006 were RMB87.80 billion, representing an increase of 9.8% over 2005, exceeding the 8.3% growth in revenue for the same period. Excluding the effect of the RMB2.40 billion unrealized loss on changes in fair value of derivative component of the convertible bonds, costs and expenses would be RMB85.40 billion, increase by 6.8% from 2005, which would be slower than the 8.3% growth in the total revenue in 2006. Certain items of costs and expenses, however, had a higher rate of increase, such as the 14.6% increase in interconnection charges and the 18.4% increase in employee benefit expenses and 14.3% increase in the general, administrative and other expenses. As our various business segments continued to develop, interconnection charges also increased faster than our revenue in 2006 since the interconnection rates remain unchanged while our effective tariffs have been declining due to continued price competition in 2006. Our employee benefit expenses also grew faster than our revenue in 2006 due to factors including a general increase in employee insurance and social security expenses and an increase in share-based compensation costs. Due to increased rents for bases stations, sales outlets, maintenance fees, utilities charges and other expenses, general, administrative and other expenses increased by 14.3% from RMB11.74 billion in 2005 to RMB13.42 billion in 2006.

     In 2006, we continued to implement the business strategy of “effective growth”, i.e., profit-driven growth, by strengthening cost control and optimization of our expense structure in order to ensure continued growth in earnings. Our costs and expenses as a percentage of total revenue stood at 93.1% in 2006, as compared with 91.8% in 2005. Excluding the effect of the RMB2.40 billion unrealized loss in connection with the convertible bonds, costs and expenses as a percentage of total revenue would be 90.6%.
     The table below illustrates the major expense items from 2004, 2005 and 2006 and their respective shares of total revenue.

	For the year ended December 31,
	2004		2005		2006
		% of		% of		% of
	RMB in	Total	RMB in	Total	RMB in	Total
	million	Revenue	million	Revenue	million	Revenue
Costs and expenses	72,616	91.8%	79,947	91.8%	87,799	93.1%
Leased lines and network capacities	7,398	9.4%	8,748	10.0%	8,764	9.3%
Interconnection charges	7,517	9.5%	8,372	9.6%	9,595	10.2%
Depreciation and amortization	19,011	24.0%	20,368	23.4%	22,423	23.8%
Employee benefit expenses	4,615	5.8%	5,616	6.5%	6,649	7.1%
Selling and marketing	19,523	24.7%	20,558	23.6%	19,252	20.4%
General, administrative and other expenses	10,500	13.3%	11,742	13.5%	13,415	14.2%
Cost of telecommunications products sold	2,563	3.2%	3,575	4.1%	4,930	5.2%
Finance costs	1,696	2.1%	1,099	1.2%	654	0.7%
Unrealized loss on changes in fair value of derivative component of the convertible bonds	—	0.0%	—	0.0%	2,397	2.5%
Interest income	-103	-0.1%	-96	-0.1%	-259	-0.3%
Other gains, net	-104	-0.1%	-35	-0.0%	-21	-0.0%
     Leased Lines and Network Capacities. With the increase in the lease fee from 29% of the audited service revenue of the CDMA business in 2005 to 30% of the audited service revenue of the CDMA business in 2006, the lease expense for CDMA network capacities slightly increased by 0.2%, from RMB7.92 billion in 2005 to RMB8.08 billion in 2006. Leased lines and network capacities expenses as a percentage of total revenue decreased slightly from 10.0% in 2005 to 9.3% in 2006.
     Interconnection Charges. Interconnection charges reached RMB9.60 billion in 2006, representing an increase of 14.6% from 2005, primarily due to the increase in interconnection traffic volume as a result of the development of our GSM and CDMA cellular business and long distance, data and Internet businesses. Interconnection charges as a percentage of total revenue also slightly increased from 9.6% in 2005 to 10.2% in 2006.
     Depreciation and Amortization. Depreciation and amortization expenses increased by 10.1% to RMB22.42 billion in 2006, being a higher growth rate than the growth rate in revenue. The increase in depreciation and amortization expenses resulted from expanded network capacity and the expansion of assets scale, including increased investments in GSM equipment and increased scale of construction-in-process. Depreciation and amortization expenses as a percentage of total revenue increased slightly from 23.4% in 2005 to 23.8% in 2006.
     Employee Benefit Expenses. As of the end of 2006, we had 53,120 employees, a slight increase from 53,070 at the end of 2005. Our employee benefit expenses increased from RMB5.62 billion in 2005 to RMB6.65 billion in 2006 representing an increase of 18.4% from 2005. Its share as a percentage of total revenue increased from 6.5% in 2005 to 7.1% in 2006. The increase in employee benefit expenses in 2006 was mainly due to the following factors: (i) increase in headcount resulting from business expansion; (ii) a general increase in mandatory employee insurance and social security expenses; and (iii) increase of share-based compensation costs from grant of new share options under the share option scheme in 2006.
     Selling and Marketing. Our major selling and marketing expenses included commissions, promotion and advertising expenses, amortization of customer acquisition costs of contractual CDMA subscribers and customer retention costs. Due to our effective cost control measures, selling and marketing expenses totaled RMB19.25 billion in 2006, a decrease of 6.4% from 2005. Amortization of contractual CDMA subscribers acquisition costs in 2006 were RMB4.21 billion, a decrease of 29.3% from 2005. The balance of unamortized deferred CDMA subscriber acquisition costs decreased from RMB2.94 billion as of the end of 2005 to RMB2.10 billion as of the end of 2006 primarily due to our efforts in reducing the use of CDMA handset promotional packages. Due to the continued growth in the subscriber base of our various business segments, the commissions to distributors and sales agents rose to RMB9.84 billion, an increase of 10.7%. Promotion and advertising expenses were RMB2.63 billion, an increase of 3.9%. As a result of our effective cost management, selling and marketing expenses as a percentage of revenue decreased from 23.6% in 2005 to 20.4% in 2006.
     General, Administrative and Other Expenses. As a result of our increased network maintenance costs due to the expiration of many equipment warranties, increased rents for sales outlets, base stations, increased utilities charges, and increased other expenses such as audit and audit-related expenses, our general, administrative and other expenses were RMB13.42 billion in 2006, representing an increase of 14.3% from RMB11.74 billion in 2005. General, administrative and other expenses as a percentage of total revenue increased slightly from 13.5% in 2005 to 14.2% in 2006.
     Cost of Telecommunications Products Sold. The cost of telecommunications products sold increased by 37.9% from RMB3.58 billion in 2005 to RMB4.93 billion in 2006. This increase was primarily due to the increase in the number of CDMA handsets we purchased through Unicom Huasheng and sold to our customers. The share of cost of telecommunications products sold as a percentage of revenue increased from 4.1% in 2005 to 5.2% in 2006.
     Interest Income and Finance Costs. Our interest income was RMB0.26 billion in 2006, representing a significant increase of 169.3% from RMB0.10 billion in 2005. Our finance costs decreased from RMB1.10 billion in 2005 to RMB0.65 billion in 2006, primarily due to the reductions in our bank loans. In addition, we recorded a foreign exchange gain of RMB0.37 billion as compared to RMB0.27 billion in 2005, primarily due to the revaluation of Renminbi against U.S. dollars, which significantly contributed to the decrease of our finance costs. The above factors resulted in net finance costs of RMB0.40 billion in 2006, a decrease of 60.6% from the net finance costs of RMB1.00 billion in 2005.
     Unrealized Loss on Changes in Fair Value of Derivative Component of Convertible Bonds. In accordance with the requirements of applicable accounting standards, the bond contract underlying the convertible bonds must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bond. The conversion option is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurs. The fair value of the derivative component of the convertible bonds is calculated using the Binomial model, which considers various factors including exercise price, volatility, expected dividend yield, risk free rate, expected life of options and the closing price of our share at valuation date. Due to the substantial increase in our share price from HKD6.95 as of July 5, 2006 (the issuance date of the convertible bonds), to HKD11.40 as of December 31, 2006, the fair value of the derivative component in respect of the convertible bonds has increased and therefore resulted in an unrealized loss on changes in fair value of derivative component of the convertible bonds of the RMB2.40 billion recognized in the statement of income. The unrealized loss had no effect on our cash flows or other aspects of our operations in 2006. For more detailed discussions of such unrealized loss in connection with the convertible bonds, please refer to Note 17 to our consolidated financial statements.
     Segment income before income tax
     In 2006, our income before income tax reached RMB6.50 billion, a decrease of 8.5% from 2005. Excluding the effect of the RMB2.40 billion unrealized loss on changes in fair value of derivative component of the convertible bonds, our income before income tax would be RMB8.89 billion, an increase of 25.2% from 2005, our income before taxation margin was 6.9% and 8.2% in 2006 and 2005, respectively.
     GSM Cellular Business. In our GSM cellular business, segment income before income tax was RMB7.48 billion in 2006, an increase of 2.8% from 2005. The increase in the segment income before income tax of our GSM cellular business mainly reflects the 31.6% increase in total MOU and 1.4% increase in the ARPU for our GSM cellular business, partially offset by the decrease in the effective tariff. Our segment income before taxation margin in the GSM cellular business decreased from 14.0% in 2005 to 12.6% in 2006 primarily due to the increases in marketing expenses, interconnection charges and administrative expenses.
     CDMA Cellular Business. Our segment income before income tax was RMB1.06 billion in 2006 for our CDMA business, as compared to the segment loss before income tax of RMB0.2 billion in 2005. The increase of segment income before income tax of our CDMA cellular business was primarily due to the continued expansion of CDMA cellular business subscriber base, the rapid growth of CDMA value-added services and the effective control of sales and marketing costs, partially offset by the decrease in CDMA cellular subscribers’ average MOU per month and the ARPU.
     Long Distance Business. In our long distance business, segment income before income tax increased 104.3%, from RMB0.18 billion in 2005 to RMB0.38 billion in 2006, primarily due to effective control over operational expenses and termination of unprofitable services and products. As a result, the segment income before taxation margin in our long distance business increased from 6.8% in 2005 to 13.2% in 2006.
     Data and Internet Business. In our data and Internet businesses, we had a segment income before income tax of RMB0.11 billion in 2006, compared with the segment loss before income tax of RMB0.04 billion in 2005.
     Net Income
     Income Tax. Our income tax increased to RMB2.76 billion in 2006, an increase of 27.3% from 2005. Our effective tax rates in 2005 and 2006 were 30.6% and 42.5%, respectively. Excluding the effects of the RMB2.40 billion unrealized loss on changes in fair value of derivative component of the convertible bonds, which, as discussed above, had no effect on our cash flows or other aspects of our operations in 2006, the effective tax rate would be 31.1%.
     In addition, our future effective income tax rate depends on various factors, including applicable tax laws and regulations, the geographic composition of our pre-tax income and non-tax deductible expenses as incurred. Pursuant to the PRC Enterprise Income Tax Law that was enacted on March 16, 2007 and will become effective on January 1, 2008, a uniform enterprise income tax rate of 25% is adopted for all enterprises (including foreign-invested enterprises). The exact impact of this new law on our financial condition and results of operations will depend on detailed pronouncements that are to be issued.

     Net Income. As a result of the foregoing, our net income was RMB3.73 billion in 2006, representing a decrease of 24.3% from 2005. Net income per share decreased by 24.5%, from RMB0.39 in 2005 to RMB0.30 in 2006. Excluding the effects of the RMB2.40 billion unrealized loss on changes in fair value of derivative component of the convertible bonds, which, as discussed above, had no effect on our cash flows or other aspects of our operations in 2006, our net income would be RMB6.13 billion, an increase of 24.3% from 2005, and net income per share that would be RMB0.49, increased by 24.0% from 2005.
     Impact of Differences between HKFRS and US GAAP
     In addition to the above management discussion and analysis of our results of the operation under HKFRS between the years ended December 31, 2006 and 2005, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with US GAAP, except for the accounting treatment of the convertible bonds discussed in Note 38 to our consolidated financial statements included in this annual report, we believe there are no material differences between HKFRS and US GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2006 and 2005. Our combined revenue under US GAAP increased from RMB87.25 billion in 2005 to RMB94.50 billion in 2006, representing an increase of 8.3%. Our net income under US GAAP increased from RMB5.01 billion in 2005 to RMB6.16 billion in 2006, representing an increase of 22.8%. See also Note 38 to the consolidated financial statements for a more detailed summary of all significant accounting differences between HKFRS and US GAAP that are relevant to us.
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
Revenue
     Revenue from our GSM cellular business grew steadily in 2005 and continued to generate a majority of our total revenue, while revenue from our CDMA cellular business maintained its growth in 2005 and further increased its share of our total revenue for the year. Revenues from our GSM and CDMA cellular businesses represented 94.7% of our total revenue in 2005, as compared with 93.0% in 2004. The share of revenue from the CDMA cellular business in our total revenue increased from 32.9% in 2004 to 34.8% in 2005, while the share of revenue from the GSM cellular business in our total revenue slightly decreased from 60.1% in 2004 to 59.9% in 2005. Revenues from our long distance and data and Internet businesses decreased from RMB5.53 billion in 2004 to RMB4.59 billion in 2005. Aggregate revenues from our long distance business and our data and Internet businesses represented 5.3% of our total revenue in 2005, as compared with 7.0% in 2004. We believe the changes in our revenue composition reflect our focus on the development of our cellular businesses.
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

	2003		2004		2005
	RMB in	As percentage	RMB in	As percentage	RMB in	As percentage
	million	of total	million	of total	million	of total
Revenue	41,201	100.0%	47,513	100.0%	52,139	100.0%
Service Revenue	41,153	99.9%	47,509	100.0%	52,136	100.0%
Usage Fee	29,072	70.6%	31,997	67.3%	32,077	61.5%
Monthly Fee	7,042	17.1%	6,922	14.6%	6,841	13.1%
Interconnection Revenue	1,927	4.7%	2,614	5.5%	3,466	6.6%
Value-added Service Revenue	1,978	4.8%	4,819	10.1%	7,967	15.3%
Others	1,134	2.7%	1,157	2.5%	1,785	3.5%
Sales of Telecommunications Products	48	0.1%	4	0.0%	3	0.0%
     The growth in total usage of our GSM cellular services has been offset to some extent by the decrease in the ARPU. As a result, usage fees for GSM cellular services only increased by 0.3% from RMB32.00 billion in 2004 to RMB32.08 billion in 2005, representing 61.5% of total GSM service revenue, a decrease from 67.3% in 2004. Monthly fees decreased by 1.2%, from RMB6.92 billion in 2004 to RMB6.84 billion in 2005, and represented 13.1% of total GSM service revenue as compared with 14.6% in 2004. This decrease is primarily due to an increasing proportion of new subscribers who subscribe to package plans charging no monthly fee. Interconnection revenue increased by 32.6% from RMB2.61 billion in 2004 to RMB3.47 billion in 2005, and represented 6.6% of total service revenue as compared with 5.5% in 2004. This increase is primarily due to the increased total usage of our GSM cellular services.
     While continuing to meet the diverse needs of our customers in the mass market, our GSM cellular business aims to actively promote value-added services. As a result, revenue from value-added services significantly increased its contribution to our total GSM cellular revenue. Revenue from our GSM value-added cellular services increased 65.3%, from RMB4.82 billion in 2004 to RMB7.97 billion in 2005. Its share of total GSM service revenue increased from 10.1% in 2004 to 15.3% in 2005. Of the total revenue from GSM value-added cellular services, revenue from short messaging services increased 34.1% from RMB2.79 billion in 2004 to RMB3.74 billion in 2005, and its share of total GSM service revenue grew from 5.9% in 2004 to 7.2% in 2005.

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

	2003		2004		2005
	RMB in	As percentage	RMB in	As percentage	RMB in	As percentage
	million	of total	million	of total	million	of total
Revenue	18,063	100.0%	26,046	100.0%	30,320	100.0%
Service Revenue	16,667	92.3%	24,378	93.6%	27,577	91.0%
Usage Fee	11,672	64.6%	16,165	62.1%	16,727	55.2%
Monthly Fee	3,488	19.3%	4,638	17.8%	4,905	16.2%
Interconnection Revenue	608	3.4%	927	3.6%	1,399	4.6%
Value-added Service Revenue	700	3.9%	2,371	9.1%	4,116	13.6%
Others	199	1.1%	277	1.0%	430	1.4%
Sales of Telecommunications Products	1,396	7.7%	1,668	6.4%	2,743	9.0%
     CDMA usage fees increased by 3.5% from RMB16.17 billion in 2004 to RMB16.73 billion in 2005, and represented 60.7% of total CDMA service revenue as compared with 66.3% in 2004. The decrease in the percentage of total CDMA service revenue was primarily due to the rapid increase in revenue from value-added CDMA services. With the expansion of our CDMA 1X wireless data services in 2005, we have been actively developing our CDMA IX wireless data business, by making efforts to leverage the competitive edge of the CDMA technology. Revenue from CDMA value-added cellular services reached RMB4.12 billion in 2005, an increase of 73.6% from RMB2.37 billion in 2004, and accounted for 14.9% of total service revenue from the CDMA cellular business in 2005. Of the total revenue from CDMA value-added cellular services, revenue from CDMA 1X wireless data services increased 95.6% from RMB0.68 billion in 2004 to RMB1.33 billion in 2005, and its share of total CDMA service revenue grew from 2.8% in 2004 to 4.8% in 2005. We expect revenue from value-added CDMA services will continue to grow significantly, as we will continue to focus on the development and marketing of such value-added services.
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
Long Distance and Data and Internet Revenue
     Long Distance Business. Revenue from our domestic and international long distance business (including revenues from sales of telecommunications products) decreased by 17.2%, from RMB1.85 billion in 2004 to RMB1.53 billion in 2005. Such decrease is primarily due to the decrease in tariffs as a result of intensified competition.
     Data and Internet Business. Revenue from our data and Internet businesses (including revenues from sales of telecommunications products) decreased by 16.9% from RMB3.68 billion in 2004 to RMB3.06 billion in 2005 primarily due to the decrease in tariffs as a result of intensified competition.

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
     The table below illustrates the major expense items from 2003, 2004 and 2005 and their respective shares of total revenue.

	For the year ended December 31,
	2003		2004		2005
		% of		% of		% of
	RMB in	Total	RMB in	Total	RMB in	Total
	million	Revenue	million	Revenue	million	Revenue
Costs and expenses	60,956	90.8%	72,616	91.8%	79,947	91.8%
Leased lines and network capacities	4,320	6.4%	7,398	9.4%	8,748	10.0%
Interconnection charges	5,921	8.8%	7,517	9.5%	8,372	9.6%
Depreciation and amortization	16,359	24.4%	19,011	24.0%	20,368	23.4%
Employee benefit expenses	4,596	6.8%	4,615	5.8%	5,616	6.5%
Selling and marketing	15,264	22.7%	19,523	24.7%	20,558	23.6%
General, administrative and other expenses	9,139	13.7%	10,500	13.3%	11,742	13.5%
Include: Impairment loss and assets write-off of the Paging Business	557	0.8%	—	0.0%	—	0.0%
Cost of telecommunications products sold	2,939	4.4%	2,563	3.2%	3,575	4.1%
Loss on sale of discontinued operation (Guoxin Paging)	663	1.0%	—	0.0%	—	0.0%
Finance costs	1,946	2.9%	1,696	2.1%	1,099	1.2%
Interest income	-173	-0.3%	-103	-0.1%	-96	-0.1%
Other gains, net	-18	-0.0%	-104	-0.1%	-35	-0.0%
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

     Depreciation and Amortization. Depreciation and amortization expenses increased by 7.2% to RMB20.37 billion in 2005, being a lower growth rate than the growth rate in revenue. The increase in depreciation and amortization expenses resulted from expanded network capacity and the expansion of assets scale, which was partly offset by our cessation of the amortization of goodwill in 2005 in accordance with the changed accounting policies described above. Depreciation and amortization expenses as a percentage of total revenue decreased slightly from 24.0% in 2004 to 23.4% in 2005.
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
     Cost of Telecommunications Products Sold. The cost of telecommunications products sold increased by 39.5% from RMB2.56 billion in 2004 to RMB3.58 billion in 2005. This increase was primarily due to a significant increase in CDMA handset units purchased from manufacturers and sold to customers during 2005 as compared to 2004. The share of cost of telecommunications products sold as a percentage of revenue increased from 3.2% in 2004 to 4.1% in 2005.
     Interest Income and Finance Costs. Our interest income was RMB0.10 billion in 2005, the same as in 2004. Our finance costs decreased from RMB1.70 billion in 2004 to RMB1.10 billion in 2005, primarily due to the increased portion of short-term borrowings with lower borrowing cost in our indebtedness. In addition, we recorded a foreign exchange gain of RMB0.20 billion due to the revaluation of Renminbi against U.S. dollars, which significantly contributed to the decrease of our finance costs. The above factors resulted in net finance costs of RMB1.00 billion in 2005, a decrease of 37.0% from the net finance costs of RMB1.59 billion in 2004.

     Segment income (loss) before income tax
     In 2005, our revenue and our costs and expenses both increased by 10.1%. While our income before income tax reached RMB7.10 billion, an increase of 9.8% from 2004, our income before taxation margin was 8.2% in both 2005 and 2004.
     GSM Cellular Business. In our GSM cellular business, segment income before income tax was RMB7.28 billion in 2005, an increase of 6.5% from 2004. The increase in the segment income before income tax of our GSM cellular business mainly reflects the 7% increase in the average monthly MOU per subscriber which was partially offset by the 1.8% decline in the ARPU for our GSM cellular business. Our segment income before taxation margin in the GSM cellular business slightly decreased from 14.3% in 2004 to 14.0% in 2005.
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
     Impact of Differences between HKFRS and US GAAP
     In addition to the above management discussion and analysis of our results of the operation under HKFRS between the years ended December 31, 2005 and 2004, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with US GAAP, we believe there are no material differences between HKFRS and US GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2005 and 2004. Our combined revenue under US GAAP increased from RMB79.39 billion in 2004, to RMB87.25 billion in 2005, representing an increase of 9.9%. Our net income under US GAAP increased from RMB4.71 billion in 2004 to RMB5.01 billion in 2005, representing an increase of 6.4%. See also Note 38 to the consolidated financial statements for a more detailed summary of all significant accounting differences between HKFRS and US GAAP that are relevant to us.

Liquidity and Capital Resources
     Working Capital and Cash Flows
     As of the end of 2006, we had RMB12.18 billion of cash and cash equivalents and RMB0.20 billion of short-term bank deposits, as compared with RMB5.47 billion of cash and cash equivalents and RMB0.28 billion of short-term deposits as of December 31, 2005. As of the end of 2006, we had working capital deficit (current assets minus current liabilities) of RMB29.88 billion, a 16.0% decrease from the working capital deficit of RMB35.59 billion at the end of 2005. The decrease in working capital deficit in 2006 was primarily resulted from increased operating cash flow. In view of our credit worthiness and the current availability of funds in China and Hong Kong, we believe that we will have access to debt and equity financing, in particular bank financing in the PRC and elsewhere, which together with net cash inflows from operations will be sufficient to fund our anticipated capital and liquidity needs.
     The following table sets forth cash inflows and outflows in 2004, 2005 and 2006.

	For the year ended December 31,
	2004	2005	2006
	(RMB in millions)
Net cash generated from operating activities	23,819	30,804	35,451
Net cash used in investing activities	(18,958)	(16,748)	(17,337)

Net cash inflows before financing activities	4,861	14,056	18,114
Net cash used in financing activities	(9,401)	(13,213)	(11,403)

Net (decrease)/increase in cash and cash equivalents	(4,540)	843	6,711

     Net cash generated from operating activities increased 29.3% from RMB23.82 billion in 2004 to RMB30.80 billion in 2005, and increased further by 15.1% to RMB35.45 billion in 2006, mainly reflecting the growth in our business.
     Net cash used in investing activities were RMB17.34 billion in 2006, compared to RMB16.75 billion in 2005. This increase in net cash outflows from investing activities in 2006 primarily resulted from increased purchase of other assets, including prepaid rents for premises and increased leased lines. Net cash used in investing activities were RMB18.96 billion in 2004. The decrease in net cash outflows from investing activities in 2005 primarily resulted from our effort to control capital investment and reduce investment cost.
     Net cash used in financing activities were RMB11.40 billion in 2006, a decrease of 13.7% from the outflow of RMB13.21 billion in 2005, resulting primarily from issuance of the convertible bonds and decrease in repayments of short-term and long-term bank loans. Net cash used in financing activities were RMB9.40 billion in 2004. The increase in net cash used in financing activities in 2005 was primarily due to an increase in repayment of short-term bank loans, from RMB12.27 billion in 2004 to RMB20.10 billion in 2005 as we attempted to further optimize our debt structure.
     Indebtedness and Capital Structure
     The following table sets forth the amount of cash, assets, short-term and long-term debt, equity as well as debt-to-assets and debt-to-equity ratios as of the end of 2004, 2005 and 2006.

	As of December 31,
	2004	2005	2006
	(RMB in millions, except percentages)
Cash and cash equivalent and short-term bank deposits	5,317	5,754	12,378
Total assets	149,038	142,630	146,438
Short-term debt	20,953	22,456	11,171
Long-term debt	26,626	12,127	14,475
Shareholders’ equity	72,442	76,287	79,412
Debt-to-assets ratio(1)	39.6%	31.2%	24.4%
Debt-to-equity ratio(2)	65.7%	45.3%	32.3%

(1)	Debt-to-assets ratio = (long-term interest bearing debt + short-term interest bearing debt)/(long-term interest bearing debt + short-term interest bearing debt + shareholders’ equity).

(2)	Debt-to-equity ratio = (long-term interest bearing debt + short-term interest bearing debt)/shareholders’ equity.
     Our debt-to-assets ratio decreased from 31.2% at the end of 2005 to 24.4% at the end of 2006. Our debt-to-equity ratio decreased from 45.3% at the end of 2005 to 32.3% at the end of 2006. The sum of our long-term and short-term interest bearing debt exceeded the amount of our cash and cash equivalents and short-term bank deposits by RMB13.27 billion as of December 31, 2006. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs.
     Outstanding short-term and long-term bank loans, denominated in RMB, HK dollar or the U.S. dollar, decreased from RMB24.15 billion at the end of 2005 to RMB8.12 billion at the end of 2006 primarily due to repayments of RMB8.91 billion short-term bank loans and RMB10.35 billion long-term bank loans, which was partially offset by RMB2.14 billion short-term bank loans and RMB1.35 billion long-term bank loans raised in year 2006. Our long-term bank loans generally bear floating interest rates that range from US$ London Inter-Bank Offered Rate, or LIBOR, plus 0.35% to 0.44% per annum in 2006 with maturity through 2010. The loan agreements do not include financial performance or other covenants which materially restrict our operations or those of CUCL, our principal operating subsidiary in China. As of December 31, 2006, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.
     We finance a significant portion of our business operations and capital expenditures with short-term and long-term debt. We have established and maintained high credit ratings among PRC financial institutions. In view of our creditworthiness and the current availability of funds in China, we believe that we are able to continue to obtain sufficient financing from PRC financial institutions.
     Our long-term and short-term debts have declined in recent years. In order to further rationalize our debt structure and reduce our interest expense, we may continue to finance a portion of our business operations and capital expenditures through short-term borrowings. Our liquidity in the future will primarily depend on our ability to maintain adequate cash inflow from operations and obtain adequate external financing to meet our debt service obligations and planned capital expenditures. Our operating cash flows could be adversely affected by numerous factors beyond our control, including but not limited to changes in telecommunications tariffs, decreased demand for our telecommunications services and further intensified competition. Our ability to obtain external financing also depends on numerous factors, including but not limited to our financial condition and creditworthiness as well as our relationship with lenders. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition and growth prospects will be adversely affected.” under Item 3.
     In September 2003 we entered into a US$700 million term loan facility with 13 financial institutions, which consisted of three tranches: a three-year US$200 million tranche, with an interest rate of

0.28% over the US$ LIBOR per annum, a five-year US$300 million tranche, with an interest rate of 0.35% over the US$ LIBOR per annum, and a seven-year US$200 million tranche, with an interest rate of 0.44% over the US$ LIBOR per annum. The three-year US$200 million tranche was fully repaid in 2006.
     In February 2004, our operating entity, CUCL, entered into a US$500 million term loan facility with 12 financial institutions, which is repayable in three years at an interest rate of 0.40% over the US$ LIBOR per annum. This term loan was fully repaid in February 2007.
     In July 2005, CUCL completed an offering of two tranches of short-term bonds in the PRC interbank debenture market. The first tranche of the bonds was issued for an aggregate amount of RMB9.0 billion with a maturity period of 365 days. The second tranche of the bonds was issued for an aggregate amount of RMB1.00 billion with a maturity period of 180 days. These two tranches were fully repaid in 2006.
     In March 2006, CUCL completed an offering of short-term bonds of RMB1.00 billion with a maturity period of 365 days, which were fully repaid in March 2007. In July 2006, CUCL completed another offering of short-term bonds in an aggregate amount of RMB6.00 billion, consisting of three tranches of RMB2.00 billion each, with a maturity period of 180 days, 270 days and 365 days, respectively. The first two tranches were fully repaid in the first half of 2007. The weighted average effective interest rate of these short-term bonds as at December 31, 2006 was 3.19%. As a result, our fixed rate debt obligation as of December 31, 2006 was RMB7.00 billion.
     On June 20, 2006, we and SKT entered into a subscription agreement whereby SKT agreed to subscribe for US$1 billion zero coupon convertible bonds due 2009 to be issued by us on July 5, 2006, or such other date agreed by us and SKT which may not be later than July 12, 2006. On July 5, 2006, we and SKT completed the issuance and subscription, respectively, of the convertible bonds. Subject to certain adjustments pursuant to the terms of the convertible bonds, such bonds can be converted into our ordinary shares one year after the issuance at an initial conversion price of HK$8.63 (US$1.11) per share, representing a 28.8% premium over the closing price of our ordinary shares on the Hong Kong Stock Exchange on June 20, 2006. Assuming a full conversion of the convertible bonds at this initial conversion price, the bonds would be convertible into 899,745,075 ordinary shares, representing approximately 7.15% of our issued and outstanding share capital as of June 20, 2006 and approximately 6.67% of our enlarged issued and outstanding share capital as of June 20, 2006. Unless previously redeemed, converted or purchased and cancelled pursuant to the terms of the convertible bonds, we will redeem all the outstanding bonds at 104.26% of their principal amount on July 5, 2009. In addition, the holder of such bonds, with prior written notice to us, may require us to redeem, on July 5, 2008, all or a portion of their bonds at 102.82% of the principal amount of the convertible bonds to be redeemed. The proceeds from this issuance of the convertible bonds have been used for the repayments of our long-term loans and other general corporate purposes.
     Contractual Obligations and Commercial Commitments
     The following table sets forth the amount of our outstanding contractual cash obligations as of December 31, 2006.

	Payments Due by Period (RMB in millions)
		Due in	Due in	Due in	Due in	Due in	Due after
Contractual Obligations	Total	2007	2008	2009	2010	2011	2011
Long-term bank loans(1)	8,124	3,984	2,378	—	1,762	—	—
Convertible bonds	8,137	—	—	8,137	—	—	—
Finance lease obligations(2)	115	105	8	—	1	1	—
Interest payment obligations on bank loans	628	270	198	94	66	—	—
Capital commitments(3)	3,642	3,642	—	—	—	—	—

	Payments Due by Period (RMB in millions)
		Due in	Due in	Due in	Due in	Due in	Due after
Contractual Obligations	Total	2007	2008	2009	2010	2011	2011
Operating leases(3)
CDMA network capacity leasing arrangement(4)	7,271	7,271	—	—	—	—	—
Others	4,141	1,066	679	534	416	338	1,108
Other commitments(3) (5)	1,237	1,237	—	—	—	—	—
Total obligations	33,295	17,575	3,263	8,765	2,245	339	1,108

(1)	See Note 16 “Long-term Bank Loans” to our consolidated financial statements.

(2)	See Note 18 “Obligations Under Finance Leases” to our consolidated financial statements.

(3)	See Note 34 “Contingencies and Commitments” to our consolidated financial statements.

(4)	We entered into the CDMA network capacity leasing arrangement with Unicom Group and its subsidiary Unicom New Horizon by our wholly-owned subsidiaries, CUCL (including Unicom New Century, which was merged into CUCL on July 20, 2004, and Unicom New World, which was merged into CUCL on September 1, 2005) in our cellular service areas. See Note 34.2 “Contingencies and Commitments — Operating Lease Commitments” to our consolidated financial statements for details.

(5)	Other commitments represented our commitment to purchase CDMA handsets from vendors. See Note 34.3 “Contingencies and Commitments — Commitment to purchase CDMA Handsets” to our consolidated financial statements for details.
     Off-balance Sheet Arrangements
     As of December 31, 2006, except for the operating lease for CDMA network capacity set forth above in “— Contractual Obligations and Commercial Commitments”, we did not have any other off-balance sheet arrangements.
     We operate our CDMA cellular business based on the CDMA network capacity we have leased from Unicom New Horizon, a wholly-owned subsidiary of Unicom Group. Such CDMA network capacity leasing arrangement is important to us in respect of our liquidity, capital resources, market risk support and credit risk support. The details of the CDMA network capacity leasing arrangement are described in “B. Business Overview — Cellular Services — CDMA Cellular Services — Our Lease of CDMA Networks from Unicom Group” under Item 4; “Critical Accounting Policies — Lease of CDMA Network Capacity” under Item 5; “B. Related Party Transactions — Leasing of CDMA Network Capacity” under Item 7 and Note 4.2(c) “Lease of CDMA network capacity” and Note 34.2 “Contingencies and Commitments — Operating Lease Commitments” to our consolidated financial statements. There is no known event, demand, commitment, trend or uncertainty that will or is reasonably likely to result in the termination or material reduction in availability to us, of the CDMA network capacity lease arrangement.
     Capital Expenditures
     The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the years ended December 31,
	2005	2006	2007
	(RMB in billions)
Cellular	7.33	10.58	13.60
Long distance, data and Internet	1.18	1.44	1.00
Transmission network(1)	2.95	3.70	3.90
Others(2)	6.15	5.83	7.50
Total	17.61	21.55	26.00

(1)	Expenditures on transmission network refer to investment in the inter-province and intra-province backbone transmission network, the local network and the access network.

(2)	Other expenditures represent investment in billing, customer service and information systems, office buildings, construction of integrated access network and miscellaneous items.
     Capital expenditures in 2006 totaled RMB21.55 billion. Capital expenditures attributable to the GSM cellular business, the long distance, data and Internet businesses, the transmission network and other projects were RMB10.58 billion, RMB1.44 billion, RMB3.70 billion, and RMB5.83 billion, respectively. Expenditures for other projects were mainly related to the set-up of the billing, customer service and information system, office building, construction of integrated access network and miscellaneous purchases.
     Projected capital expenditures for 2007 is RMB26.00 billion, which will be used primarily for upgrading and expanding the GSM networks and for billing systems, customer services and information technology system.
     We expect to fund our capital expenditure needs through a combination of cash generated from operating activities, short-term and long-term borrowings and other debt and equity financing. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition and growth prospects will be adversely affected.” under Item 3.
US GAAP Reconciliation
     Our consolidated financial statements are prepared in accordance with HKFRS, which differs in certain material respects from US GAAP. Differences relate primarily to the effect of the acquisitions of Unicom New Century, Unicom New World and Unicom International, the convertible bonds, employees’ housing benefits, revaluation of properties performed in connection with the reorganization, capacity transaction of leased lines and recognition of employee compensation costs under our share options scheme. Reconciliation between HKFRS and US GAAP which affect our net income and shareholders’ equity arising from the aforementioned differences are included in Note 38 to the consolidated financial statements included in this annual report. In addition, additional disclosures on the condensed financial information under US GAAP, including condensed statements of income, changes in shareholders’ equity and cash flows information, as well as condensed balance sheets information and other additional financial information which have been restated for relevant periods presented to reflect the impact of the effects of the acquisitions of Unicom New Century, Unicom New World and Unicom International under common control are included in Note 38 to the consolidated financial statements presented in this annual report.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Chang Xiaobing	50	Chairman of the Board of Directors; Executive Director; Chief Executive Officer

Shang Bing	51	Executive Director; President

Tong Jilu	49	Executive Director; Chief Financial Officer

Li Jianguo	53	Executive Director

Yang Xiaowei	43	Executive Director; Vice President

Name	Age	Position
Li Zhengmao	45	Executive Director; Vice President

Li Gang	49	Executive Director; Vice President

Zhang Junan	50	Executive Director; Vice President

Lu Jianguo	61	Non-Executive Director

Wu Jinglian	77	Independent Non-Executive Director

Shan Weijian	53	Independent Non-Executive Director

Linus Cheung Wing Lam	59	Independent Non-Executive Director

Wong Wai Ming	49	Independent Non-Executive Director
     Chang Xiaobing was appointed in December 2004 as an Executive Director, Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received a master’s degree in business administration from Tsinghua University in 2001. He received a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining the Unicom Group, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the MII, as well as Vice President of China Telecom Group. Mr. Chang was appointed the Chairman of Unicom Group in November 2004. He also serves as the Chairman of the A Share Company and CUCL, respectively. Mr. Chang has over 25 years of operational and managerial experience in the telecommunications industry in China.
     Shang Bing was appointed in November 2004 as an Executive Director and President of the Company. Mr. Shang, a senior economist, graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University. He received a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. From 1986 to 1998, Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, a Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang joined Unicom Group in August 1998. From 1998 to 2001, Mr. Shang served as a Deputy General Manager and General Manager of Unicom Group Liaoning Branch. Mr. Shang was appointed a Vice President of Unicom Group in March 2001 and also became a Director of Unicom Group in September 2003. Mr. Shang was appointed the President of Unicom Group in November 2004. At present, Mr. Shang is also a Director and President of the A Share Company and CUCL. Mr. Shang has extensive management experience and knowledge in telecommunications operations.
     Tong Jilu was appointed in February 2004 as an Executive Director and Chief Financial Officer of the Company. He assists the President in handling issues relating to finance. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a master’s degree in business administration from National University of Australia in 2002 and is an Executive Director of the Association of Chief Accountants and Vice Chairman of Internal Audit Association of China. From August 1989 to October 1999, he served first as a Deputy Director, a Director and later as a Deputy Director General of the Finance Bureau of the Posts and Telecommunications Administration of Liaoning Province. From November 1999 to June 2000, Mr. Tong served as a Deputy Director General of the Posts Office of Liaoning Province. Mr. Tong joined Unicom Group in July 2000 and served as Chief Accountant of Unicom Group from July 2000 to February 2001. Since March 2001, Mr. Tong has served as a Vice President of Unicom Group. Mr. Tong has served as a

Director in the Unicom Group since September 2003 and the Chief Accountant of the Unicom Group since December 2004. Mr. Tong is also a Director in the A Share Company and a Director and Vice President in CUCL. Mr. Tong has extensive experience in management of telecommunications companies and finance management of listed companies.
     Li Jianguo was appointed in April 2006 as an Executive Director of the Company. She graduated from the Xiangtan University with a bachelor’s degree in Chemical Engineering in 1982 and received a master’s degree in business administration from the Hong Kong Polytechnic University in 2006. Ms. Li is a senior economist and held leading positions in various enterprises, local governments and state ministries and committees for a significant period of time. Ms. Li joined the Unicom Group in June 2000 and has been the Chairperson of the labor union of the Unicom Group since December 2001 and a Director of the Unicom Group since September 2003. Ms. Li is also a Director of CUCL and the Chairperson of the board of supervisors of the A Share Company. Ms. Li has extensive experience in working for the government and enterprises and in management.
     Yang Xiaowei was appointed in April 2006 as an Executive Director and Vice President of the Company. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang is a senior engineer. From December 1992 to January 2002, Mr. Yang held the positions of Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang joined the Unicom Group in January 2002 and served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group. Mr. Yang has been a Vice President of the Unicom Group since December 2003 and a Director of the Unicom Group since December 2004. Mr. Yang is also a Director and a Vice President of CUCL and the Chairman of Unicom Huasheng. Mr. Yang has extensive experience in management and the telecommunications industry.
     Li Zhengmao was appointed in April 2006 as an Executive Director and Vice President of the Company. He received a doctor’s degree in communications and electronic engineering from the Southeast University in 1988. From 1992 to 1994, he was a Professor of the University of Electronic Science and Technology of China. Mr. Li joined the Unicom Group in August 1994 and held various positions in the Unicom Group, including Deputy Head of the Network Technology Department, Head of the Wireless Communication Department, Head of the Technology Department and Deputy Chief Engineer. From April 2000 to May 2002, he was an Executive Director and a Vice President of the Company. From May 2002 to December 2003, he was General Manager of the Yunnan branch of the Unicom Group. Mr. Li has been a Vice President of the Unicom Group since December 2003 and has been a Director of the Unicom Group since December 2004. Mr. Li serves as a Director and a Vice President of CUCL, as well as the Chairman of Unisk (Beijing) Information Technology Co. Ltd. and Unicom-BREW Telecommunications Technologies Ltd. Mr. Li has extensive experience in engineering technology and business operations.
     Li Gang was appointed in April 2006 as an Executive Director and Vice President of the Company. He graduated from Beijing University of Posts and Telecommunications in 1985 and received a master’s degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li is a senior engineer and previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau. From 1999 to 2005, he served as the Vice Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Ltd. and as the Chairman and General Manager of Beijing Mobile Communication Co., Ltd. From 2000 to

2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined the Unicom Group in December 2005 and is currently a Vice President of the Unicom Group. Mr. Li is also a Director and Vice President of CUCL and Unicom Xin Guo Xin Communications Ltd. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.
     Zhang Junan was appointed in April 2006 as an Executive Director and Vice President of the Company. He graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master’s degree in business administration from the National Australian University in 2002. Mr. Zhang is a senior engineer. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Ltd. Mr. Zhang joined the Unicom Group as a Vice President in December 2005. Mr. Zhang also serves as a Director and Vice President of CUCL. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.
     Lu Jianguo was appointed in April 2006 as a Non-Executive Director of the Company. He is an engineer. He graduated from the PLA Air Force Academy of Engineering in 1968 majoring in radio. From 1988 to 1994, he served as a Director of Beijing Long Distance Call Bureau, a Deputy Director-General of the Communication Department of the Posts and Telecommunications Ministry, a Deputy Director of Office of State Radio Regulatory Commission. Mr. Lu served as a Vice President of the Unicom Group from October 1994 to December 2005 and a Director of the Unicom Group from February 2000 to December 2005 and is currently also a Director of the A Share Company. Mr. Lu is experienced in telecommunications operations and has extensive management experience.
     Wu Jinglian was appointed in April 2000 as an Independent Non-Executive Director of the Company. Mr. Wu is a senior researcher at the Development Research Center of the State Council, or DRC, and a professor at the Graduate School of the Chinese Academy of Social Sciences and China Europe International Business School. Mr. Wu graduated from Fudan University and received honorary doctoral degrees in Social Science from the Hong Kong Baptist University and the University of Hong Kong in 2000 and 2005, respectively. Mr. Wu was previously an Executive Director of the DRC and Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu has been a visiting scholar at Yale University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.
     Shan Weijian was appointed in May 2003 as an Independent Non-Executive Director. Mr. Shan is a Partner of TPG Capital Limited. Mr. Shan serves on the boards of BOC Hong Kong (Holdings) Limited, Lenovo Group Limited and TCC International Holdings Limited, among others. Before joining TPG, Mr. Shan was a Managing Director of J.P. Morgan. Prior to that, he taught at the Wharton School of Business at University of Pennsylvania. His earlier employers include the World Bank, Graham and James, a law firm based in San Francisco, and Beijing University of International Business and Economics. Mr. Shan received a Ph.D. degree from the University of California, Berkeley.
     Linus Cheung Wing Lam was appointed in May 2004 as an Independent Non-Executive Director of the Company. Before this, Mr. Cheung was Deputy Chairman of PCCW Limited, prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom. Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung is currently a member of the Chinese People’s Political

Consultative Conference for the Tianjin Municipal Government. Mr. Cheung received a bachelor’s degree in social science and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.
     Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is an Executive Director and Chief Executive Officer of Roly International Holdings Ltd. and an Executive Director of Linmark Group. Mr. Wong is also an Independent Non-Executive Director of Lenovo Group Limited and I.T Limited. Prior to his current executive position, he was an Executive Director and Chief Executive Officer of the Sing Tao News Corporation Limited. He was previously an investment banker with more than 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor of science degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.
B. Compensation
     The aggregate compensation and other benefits paid by us to our directors and executive officers as a group in 2006 was approximately RMB29.24 million, while retirement benefits paid by us were approximately RMB0.14 million. Each of our executive directors and executive officers participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. Some of our directors also hold options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option schemes and options granted to our directors and executive officers as well as compensation for the year 2006.
C. Board Practices
General
     Pursuant to our Articles of Association, at each annual general meeting, one-third of our directors retire from office by rotation. The retiring Directors are eligible for re-election. The Board may at any time appoint a new director to fill a vacancy or as an additional director. The Board may also appoint and remove our executive officers. No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreements, except certain statutory compensation. The following table sets forth certain information concerning our current directors and former directors who served as directors in 2006.

Name	Appointment Date	Re-appointment Date	Resignation Date
Current Directors
Chang Xiaobing	December 21, 2004	May 12, 2006	—
Shang Bing	November 5, 2004	May 12, 2005 and
		May 11, 2007	—
Tong Jilu	February 1, 2004	May 12, 2004 and
		May 12, 2006	—
Li Jianguo	April 1, 2006	May 12, 2006 and
		May 11, 2007	—
Yang Xiaowei	April 1, 2006	May 12, 2006 and
		May 11, 2007	—

Name	Appointment Date	Re-appointment Date	Resignation Date
Li Zhengmao	April 1, 2006	May 12, 2006	—
Li Gang	April 1, 2006	May 12, 2006	—
Zhang Junan	April 1, 2006	May 12, 2006	—
Lu Jianguo	April 1, 2006	May 12, 2006	—
Wu Jinglian	April 20, 2000	May 13, 2002,	—
May 12, 2004,
May 12, 2005 and
May 11, 2007
Shan Weijian	May 12, 2003	May 12, 2005 and
		May 11, 2007	—
Linus Cheung Wing Lam	May 12, 2004	May 12, 2006	—
Wong Wai Ming	January 19, 2006	May 12, 2006	—
Former Directors
Li Qiuhong	July 19, 2005	—	April 1, 2006
William Lo Wing Yan	—	—	April 1, 2006
Ye Fengping	—	—	April 1, 2006
Liu Yunjie	—	—	April 1, 2006
Audit Committee
     The audit committee reviews and supervises our financial reporting process and internal financial controls. The duties of the audit committee include, among others:
•	considering and approving the appointment, resignation and removal of our external auditor and the auditor’s fees;

•	reviewing our interim and annual financial statements and disclosures before submission to the board of directors;

•	discussing with the auditor any problems and reservations arising from the audit of the interim and final results;

•	reviewing any correspondence from the auditor to the management and the responses of the management;

•	reviewing the relevant reports concerning our internal controls and procedures;

•	pre-approving the audit and non-audit services to be provided by the external auditor, and determining whether any non-audit services would affect the independence of the auditor;

•	discussing with the management the timing and procedures for the rotation of the partner of the auditing firm responsible for the audit of our company and the partner responsible for the review of audit related documents;

•	supervising the internal audit department, which will directly report to the committee; and

•	having the right to approve the appointment or removal of the head of internal audit department.
     As of May 31, 2007, the members of the audit committee are Wong Wai Ming, Chairman of the committee, Wu Jinglian, Shan Weijian and Linus Cheung Wing Lam.
Remuneration Committee
     The remuneration committee meets regularly to consider human resources issues, issuance of share options and other matters relating to compensation. In particular, the remuneration committee makes recommendations to the Board on executive compensation. The primary duties of the remuneration committee are to make recommendations to the Board regarding the remuneration structure of the executive directors and to determine specific remuneration packages for the executive directors on behalf of the Board. The remuneration committee is also responsible for operating our employee share option scheme and any other incentive scheme as they apply to the executive directors, including determining the granting of options to executive directors. As of May 31, 2007, the members of the remuneration committee are Wu Jinglian, Chairman of the committee, Lu Jianguo and Linus Cheung Wing Lam.
D. Employees
     As of December 31, 2004, 2005 and 2006, we had 39,589, 53,070, and 53,387 employees, respectively. The employees as of December 31, 2006 are classified by function as follows:

Number of
By Function	Employees
Management and administration	8,410
Other general administration	7,866
Marketing and sales	18,996
Technical, engineering and network maintenance	13,847
Retail and customer service	3,882
General support	386

Total	53,387

Number of
By Business Segment	Employees
Cellular	46,205
GSM	30,055
CDMA	16,150
Long distance	2,336
Data and Internet	4,846

Total	53,387
     As of December 31, 2006, we also employed approximately 60,000 temporary employees.
E. Share Ownership
     As of May 31, 2007, except for Mr. Li Zhengmao and Mr. Linus Cheung Wing Lam who hold 20,000 shares and 200,000 shares, respectively, of our company, our directors and executive officers as a group do not own any shares in our company.
     As of May 31, 2007, our directors and executive officers as a group hold options for 11,361,600 shares, or less than 0.1% of our issued and outstanding share capital, including the following options granted under our pre-global offering share option scheme and share option scheme:
Options granted under the share option scheme

						Compensation
	Capacity and	Number of		Exercise	Consideration	for 2006
Name	Nature	Shares Covered	Expiration Date	Price	Paid	(RMB)
Chang Xiaobing	Beneficial Owner	526,000	December 20, 2010	HK$6.20	HK$1.00	4,571,000
	(Personal)	800,000	February 14, 2012	HK$6.35	HK$1.00

						Compensation
	Capacity and	Number of		Exercise	Consideration	for 2006
Name	Nature	Shares Covered	Expiration Date	Price	Paid	(RMB)
Shang Bing	Beneficial Owner	292,000	July 19, 2010	HK$5.92	HK$1.00	4,771,000
	(Personal)	128,000	December 20, 2010	HK$6.20	HK$1.00
		700,000	February 14, 2012	HK$6.35	HK$1.00
Tong Jilu	Beneficial Owner	292,000	June 22, 2010	HK$15.42	HK$1.00	4,020,000
	(Personal)	292,000	July 19, 2010	HK$5.92	HK$1.00
		500,000	February 14, 2012	HK$6.35	HK$1.00
	Beneficial Owner	32,000	July 19, 2010	HK$5.92	HK$1.00
	(Spouse)	40,000	February 14, 2012	HK$6.35	HK$1.00
Li Jianguo(1)	Beneficial Owner	176,000	July 9, 2008	HK$6.18	HK$1.00	2,756,000
	(Personal)	80,000	May 20, 2009	HK$4.30	HK$1.00
		292,000	June 22, 2010	HK$15.42	HK$1.00
		292,000	July 19, 2010	HK$5.92	HK$1.00
		500,000	February 14, 2012	HK$6.35	HK$1.00
Yang Xiaowei(2)	Beneficial Owner	122,000	July 9, 2008	HK$6.18	HK$1.00	2,686,000
	(Personal)	292,000	July 19, 2010	HK$5.92	HK$1.00
		500,000	February 14, 2012	HK$6.35	HK$1.00
Li Zhengmao(3)	Beneficial Owner	176,000	July 9, 2008	HK$6.18	HK$1.00	2,257,000
	(Personal)	292,000	July 19, 2010	HK$5.92	HK$1.00
		500,000	February 14, 2012	HK$6.35	HK$1.00
Li Gang(4)	Beneficial Owner (Personal)	500,000	February 14, 2012	HK$6.35	HK$1.00	1,791,000
Zhang Junan(5)	Beneficial Owner (Personal)	500,000	February 14, 2012	HK$6.35	HK$1.00	1,791,000
Lu Jianguo(6)	Beneficial Owner	292,000	July 9, 2008	HK$6.18	HK$1.00	1,525,000
	(Personal)	292,000	July 19, 2010	HK$5.92	HK$1.00
		500,000	February 14, 2012	HK$6.35	HK$1.00
Wu Jinglian	Beneficial Owner	292,000	July 9, 2008	HK$6.18	HK$1.00	420,000
	(Personal)	292,000	May 20, 2009	HK$4.30	HK$1.00
		292,000	July 19, 2010	HK$5.92	HK$1.00
Shan Weijian	Beneficial Owner	292,000	May 20, 2009	HK$4.30	HK$1.00	379,000
	(Personal)	292,000	July 19, 2010	HK$5.92	HK$1.00
Cheung Wing Lam, Linus	Beneficial Owner (Personal)	204,000	July 19, 2010	HK$5.92	HK$1.00	400,000
Wong Wai Ming(7)	Beneficial Owner (Personal)	—	—	—	—	390,000
Li Qiuhong(8)(12)	Beneficial Owner	204,000	July 9, 2008	HK$6.18	HK$1.00	584,000
	(Personal)	204,000	May 20, 2009	HK$4.30	HK$1.00
		204,000	July 19, 2010	HK$5.92	HK$1.00
		280,000	February 14, 2012	HK$6.35	HK$1.00
Lo Wing Yan,	Beneficial Owner	88,000	May 20, 2009	HK$4.30	HK$1.00	611,000
William(9)(12)	(Personal)	262,000	July 19, 2010	HK$5.92	HK$1.00
		280,000	February 14, 2012	HK$6.35	HK$1.00
Ye Fengping(10)(12)	Beneficial Owner	132,000	July 9, 2008	HK$6.18	HK$1.00	349,000
	(Personal)	204,000	May 20, 2009	HK$4.30	HK$1.00
		136,000	June 22, 2010	HK$15.42	HK$1.00
		262,000	July 19, 2010	HK$5.92	HK$1.00
		280,000	February 14, 2012	HK$6.35	HK$1.00
Liu Yunjie(11)(12)	Beneficial Owner	292,000	May 20, 2009	HK$4.30	HK$1.00	81,000
	(Personal)	292,000	July 19, 2010	HK$5.92	HK$1.00

(1)	Ms. Li was appointed as Executive Director of our company on April 1, 2006.

(2)	Mr. Yang was appointed as Executive Director and Vice President of our company on April 1, 2006.

(3)	Mr. Li was appointed as Executive Director and Vice President of our company on April 1, 2006.

(4)	Mr. Li was appointed as Executive Director and Vice President of our company on April 1, 2006.

(5)	Mr. Zhang was appointed as Executive Director and Vice President of our company on April 1, 2006.

(6)	Mr. Lu was appointed as Non-Executive Director of our company on April 1, 2006.

(7)	Mr. Wong was appointed as Independent Non-Executive Director of our company on January 19, 2006.

(8)	Mr. Li was appointed as Executive Director and Vice President of our company on July 19, 2005 and resigned as Executive Director of our company on April 1, 2006.

(9)	Mr. Lo resigned as Executive Director and Vice President of our company on April 1, 2006.

(10)	Mr. Ye resigned as Executive Director and Vice President of our company on April 1, 2006.

(11)	Mr. Liu resigned as Non-Executive Director of our company on April 1, 2006.

(12)	For the directors who resigned during the year 2006, the numbers of options indicated represent the numbers of options held by those respective directors as of their dates of resignation.
Options granted under the pre-global offering share option scheme

	Capacity and	Number of Shares			Consideration
Name	Nature	Covered	Expiration Date	Exercise Price	Paid
Shang Bing	Beneficial Owner (Personal)	204,400	June 21, 2010	HK$15.42	HK$1.00
Li Zhengmao(1)	Beneficial Owner (Personal)	292,600	June 21, 2010	HK$15.42	HK$1.00
Lu Jianguo(2)	Beneficial Owner (Personal)	292,600	June 21, 2010	HK$15.42	HK$1.00
Li Qiuhong(3)	Beneficial Owner (Personal)	204,400	June 21, 2010	HK$15.42	HK$1.00
Liu Yunjie(4)	Beneficial Owner (Personal)	292,600	June 21, 2010	HK$15.42	HK$1.00

(1)	Mr. Li was appointed as Executive Director and Vice President of our company on April 1, 2006.

(2)	Mr. Lu was appointed as Non-Executive Director of our company on April 1, 2006.

(3)	Mr. Li was appointed as Executive Director and Vice President of our company on July 19, 2005 and resigned as Executive Director on April 1, 2006.

(4)	Mr. Liu resigned as Non-Executive Director of our company on April 1, 2006.
Stock Incentive Schemes
     We retained a compensation consulting firm to help us design stock incentive schemes that align the interests of our management and employees with those of our shareholders and link their compensation with our operating results and share performance.
     Share Option Scheme. We adopted a share option scheme on June 1, 2000 and amended the scheme on May 13, 2002 and May 11, 2007, respectively. The amended scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of share options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. We plan to grant options that cover a total number of ordinary shares not exceeding 10% of the total number of our issued and outstanding shares as of May 13, 2002. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the nominal value of the shares; (ii) the closing price of the shares on the Hong Kong Stock Exchange on the grant date in respect of such option; and (iii) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the grant date. As of May 31, 2007, 272,182,800 options granted by us were outstanding and held by 12 directors and approximately 2,900 of our employees. As of May 31, 2007, 26,385,200 options with an exercise price of HK$6.18, 82,022,000 options with an exercise price of HK$4.3, 366,000 options with an exercise price of HK$4.65 and 35,418,000 options with an exercise price of HK$5.92 had been exercised.

     Pre-Global Offering Share Option Scheme. We also adopted a pre-global offering share option scheme on June 1, 2000 and amended the scheme on May 13, 2002 and May 11, 2007, respectively. As of May 31, 2007, 24,178,000 options granted by us were outstanding and held by 3 directors and approximately 250 of our employees. We do not expect to grant further options under this scheme. The amended terms of the pre-global offering share option scheme are substantially the same as the share option scheme, except for the following:
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
     As of May 31, 2007, no options granted under this scheme had been exercised.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     As of May 31, 2007, our controlling shareholder, Unicom Group, through its 17.90% direct interest in Unicom BVI, and its majority-owned subsidiary, China United Telecommunications Corporation Limited, which in turn holds 82.10% of Unicom BVI, beneficially owned approximately 6,670 million shares of Unicom, or 52.53% of our total outstanding shares. See “A. History and Development of the Company” under Item 4 above. Unicom Group’s shares are held by the SASAC and a group of thirteen companies, most of which are state-owned enterprises in China. Shares beneficially owned by Unicom Group do not carry voting rights different from our other issued shares.
     As of May 31, 2007, most of our record shareholders were located outside of the United States. In addition, as of May 31, 2007, there were approximately 40 million ADSs outstanding, each representing 10 shares and together representing 3.2% of our total outstanding shares or 6.6% of our total outstanding shares not beneficially owned by our controlling shareholder.
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
     Old CDMA Leases
     Under the Old CDMA Leases, Unicom New Horizon agreed to lease capacity on its CDMA network to each of CUCL, Unicom New Century and Unicom New World in their respective cellular service areas. In 2004, our total lease fee payment under the Old CDMA Leases was RMB6.59 billion.
     Under the Old CDMA Leases, Unicom New Horizon agreed to plan, finance and construct the CDMA network, including the procurement of all equipment, and to ensure that the CDMA network was constructed in accordance with the detailed specifications and timetable agreed to between Unicom New Horizon and us. All payments, costs, expenses and amounts paid or incurred by Unicom New Horizon that were directly attributable to the construction of the CDMA network form the total network construction cost, which was used in calculating the lease fee payable by us, including:
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
     We were responsible for the operation, management and maintenance of the CDMA network in accordance with the relevant requirements of the Old CDMA Leases and had the exclusive right to provide CDMA services in our cellular service areas. All revenue, including airtime charges, monthly subscription fees, interconnection charges, income from sales of UIM cards and handsets and other income generated from or in connection with the operation of the CDMA network belonged to us. All costs of operating and managing the CDMA network and all maintenance costs of a non-capital nature should be borne by us except that constructed capacity-related costs (i.e. those costs of operating and managing the CDMA network which related directly to the constructed capacity on the CDMA network, including the rental fees for stations and base stations and related expenses including water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as maintenance costs of a non-capital nature) should be borne by us only to the extent of such part of the costs that corresponded to the proportion of capacity actually leased under the Old CDMA Leases. Such part of the Constructed Capacity Related Costs that corresponded to the proportion of capacity not actually leased under the Old CDMA Leases should be borne by Unicom New Horizon.
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
     We had the option to purchase the CDMA network, which could be exercised at any time during the initial lease term or any additional lease term of the lease and within one year thereafter. The acquisition price would be negotiated between Unicom New Horizon and us, based on the appraised value of the CDMA network determined by an independent assets appraiser in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that it would not exceed such price as would, taking into account all lease fee payments made by us to Unicom New Horizon and all delay discounts of lease fee, enable Unicom New Horizon to recover its total network construction cost, together with an internal rate of return on its investment of 8%. The exercise of the purchase option would be subject to the relevant laws, regulations and listing rules in Hong Kong and the PRC, particularly those governing connected transactions. Title to the CDMA network assets would remain vested in Unicom New Horizon until the CDMA network assets were transferred to us following exercise of the purchase option.
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
     We could terminate the Old CDMA Leases by not less than 180 days’ prior written notice, with effect from the end of any additional term. In addition, Unicom Group or we could terminate an Old CDMA Lease if the other committed any continuing or material breach of the relevant Old CDMA Leases. Neither Unicom Group nor Unicom New Horizon was otherwise permitted to terminate the lease.
     2005 CDMA Lease
     On March 24, 2005, we entered into a 2005 CDMA lease agreement, or 2005 CDMA Lease, with Unicom Group and its subsidiary Unicom New Horizon to replace the Old CDMA Lease. The 2005 CDMA Lease has an initial term of two years commencing January 1, 2005 and may be renewed at our option. The length of each renewed term shall be agreed by all parties to the 2005 CDMA Lease.
     Under the 2005 CDMA Lease, Unicom New Horizon has agreed to lease all constructed capacity of its CDMA network to us and the lease fee for the CDMA network will be as follows:
•	in 2005, 29% of the audited annual service revenue generated by our CDMA business; and

•	in 2006, 30% of the audited annual service revenue generated by our CDMA business;

provided that the annual lease fee may not be less than a certain minimum level. The minimum lease fee for 2005 was 90% of the total amount of lease fee paid by us to Unicom New Horizon pursuant to the Old CDMA Leases for 2004. The minimum lease fee for 2006 was 90% of the total amount of lease fee paid by us to Unicom New Horizon pursuant to the 2005 CDMA Lease for 2005. The lease fee arrangements for any renewed term of the 2005 CDMA Lease would be subject to negotiations among the parties to the 2005 CDMA Lease.
     Subject to certain exceptions, including delay caused by a force majeure event (including natural disasters, national emergencies, civil disturbances, riots, acts of terrorism, industrial disputes and other similar events beyond the control of the parties), a material breach of the 2005 CDMA Lease by us or compliance with applicable laws and regulations, if Unicom New Horizon fails to provide any capacity of its CDMA network which affects the provision of services by us, Unicom New Horizon shall be liable to provide a discount for delay to us, calculated pursuant to the following formula:

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
     The proportion of the constructed capacity related costs to be borne by us shall be calculated by reference to the actual amount of capacity leased by us, which is calculated based on the actual number of our cumulative CDMA subscribers at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total amount of capacity (expressed in terms of the number of subscribers) constructed on the CDMA network.
     The other key terms of the 2005 CDMA Lease, including exclusive operating rights, purchase option, guarantee and indemnity, are substantially similar to those of the Old CDMA Leases.
     2006 CDMA Lease
     On October 26, 2006, we entered into a new CDMA lease agreement, or 2006 CDMA Lease, with Unicom Group and its subsidiary Unicom New Horizon to replace the 2005 CDMA Lease, which was due to expire by the end of 2006. The 2006 CDMA Lease has an initial term of one year commencing on January 1, 2007 and may be extended until December 31, 2008 at our option by giving Unicom New Horizon not less than 180 days’ prior written notice. The 2006 CDMA Lease may be renewed at our option. The length, the lease fee and the minimum annual lease fee of each renewed term shall be agreed upon by all parties to the 2006 CDMA Lease. We currently intend to extend the term of the 2006 CDMA Lease until December 31, 2008.
     Under the 2006 CDMA Lease, Unicom New Horizon has agreed to lease all constructed capacity of its CDMA network to us, and the lease fee for the CDMA network will be as follows:
•	31% of the audited service revenue generated by our CDMA business for each of the years 2007 and 2008; or

•	30% of the audited service revenue generated by our CDMA business for the year 2007 or 2008, where our audited CDMA income before taxation for the relevant year is less than our audited CDMA income before taxation for the year 2006;
provided that the annual lease fee may not be less than a certain minimum level. The minimum lease fee for 2007 shall be 90% of the total amount of lease fee paid by us to Unicom New Horizon pursuant to the 2005 CDMA Leases for 2006. The minimum lease fee for 2008 shall be 90% of the total amount of lease fee paid by us to Unicom New Horizon pursuant to the 2006 CDMA Lease for 2007. The lease fee arrangements for any renewed term of the 2006 CDMA Lease will be subject to negotiations among the parties to the 2006 CDMA Lease. In 2006, our total lease fee payment under the 2005 CDMA Lease was RMB8.08 billion.
     Subject to certain exceptions, including delay caused by a force majeure event (including natural disasters, national emergencies, civil disturbances, riots, acts of terrorism, industrial disputes and other similar events beyond the control of the parties), a material breach of the 2006 CDMA Lease by us or compliance with applicable laws and regulations, if Unicom New Horizon fails to provide any capacity of its CDMA network which affects the provision of services by us, Unicom New Horizon shall be liable to provide a discount for delay to us, calculated pursuant to the following formula:

Discount for delay	=	Number of our CDMA	x	delay period	x	ARPU of CDMA
		subscribers affected by		(number of days)		subscribers

		the delay				the number of days in
the relevant month
     In the above formula, the “number of our CDMA subscribers affected by the delay” shall be confirmed by us on the basis of substantive evidence; “ARPU of CDMA subscribers” shall be the average monthly ARPU figure of the CDMA subscribers in the relevant areas for the three months immediately prior to the delay, as calculated and confirmed by us.
     The proportion of the constructed capacity-related costs to be borne by us shall be calculated by referencing to the actual amount of capacity leased by us, which is calculated based on the actual number of our cumulative CDMA subscribers at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total amount of capacity (expressed in terms of the number of subscribers) constructed on the CDMA network.
     The other key terms of the 2006 CDMA Lease, including exclusive operating rights, purchase option, guarantee and indemnity, are substantially similar to those of the 2005 CDMA Leases.
Provision of Ongoing Telecommunications and Ancillary Services and Premises
     We had entered into a number of service arrangements with Unicom Group and/or its subsidiaries with respect to provision of ongoing telecommunications and ancillary services between Unicom Group and us, including supply of international telecommunications network gateway services, supply of various telephone cards, supply of equipment procurement services, supply of value-added services to cellular subscribers, supply of customer services, supply of agency services, leasing of transmission line capacity and interconnection and roaming arrangements, as well as provision of premises.
     On March 24, 2005, we and Unicom Group entered into a comprehensive services agreement, or the 2005 Comprehensive Services Agreement, a comprehensive operator services agreement, or the 2005 Comprehensive Operator Services Agreement, and a premise leasing agreement, or the 2005 Guoxin Premises Leasing Agreement, to replace the previous service arrangements between Unicom Group and us.

     Each of the 2005 Comprehensive Services Agreement, the 2005 Comprehensive Operator Services Agreement and the 2005 Guoxin Premises Leasing Agreement has an initial term of two years commencing on January 1, 2005 and is renewable for further two-year terms at our option.
     On October 26, 2006, we and Unicom Group entered into a new comprehensive services agreement, or the Current Comprehensive Services Agreement, to replace the 2005 Comprehensive Services Agreement, the 2005 Comprehensive Operator Services Agreement and the 2005 Guoxin Premises Leasing Agreement. The Current Comprehensive Services Agreement has an initial term of three years from January 1, 2007 and is renewable for three-year terms at our option. In 2006, our total payment under the 2005 Comprehensive Services Agreement was RMB1.10 billion.
     Supply of International Telecommunications Network Gateway Services
     Unicom Group provides us with access to international connections for our international long distance service through its international telecommunications network gateways. CUCL and Unicom Group previously entered into a services agreement, dated May 25, 2000, under which Unicom Group agreed to supply international telecommunications network gateway services to us. Unicom Group has undertaken not to supply international telecommunications network gateway services to third parties. The charges for these services were based on Unicom Group’s cost of operation and maintenance of the international telecommunications network gateway facilities, including depreciation, plus a margin of 10% over cost. We retained all revenues generated by our international long distance service.
     The Current Comprehensive Services Agreement, which replaced the service agreement entered in 2000, contains similar terms with respect to the supply of international telecommunications network gateway services.
     Supply of Telephone Cards
     Each of CUCL, Unicom New Century and Unicom New World previously entered into a services agreement with Unicom Group, dated May 25, 2000, November 20, 2002 and November 20, 2003, respectively, to provide for a telephone cards supply arrangement under which Unicom Group agreed through its subsidiary, Unicom Xingye, to supply various kinds of telephone cards, including SIM cards, UIM cards, IP telephony cards and rechargeable calling cards, to us. Charges for the supply of these cards were based on the actual cost incurred by Unicom Xingye in supplying the cards plus a margin over cost to be agreed upon from time to time, but in any case not to exceed 20% of the cost, subject to specified volume discounts. Under these three services agreements, prices and volumes would be reviewed by the parties on an annual basis.
     The Current Comprehensive Services Agreement, which replaced the previous telephone card supply arrangements, contains similar terms with respect to the supply of telephone cards.
     Supply of Equipment Procurement Services
     Prior to the restructuring in connection with our initial public offering, Unicom Import and Export Co. Ltd., a 95.0% direct subsidiary of Unicom Group, handled most procurement of foreign and domestic telecommunications equipment and other materials required for construction of Unicom Group’s networks. Each of CUCL, Unicom New Century and Unicom New World previously entered into a services agreement with Unicom Group, dated May 25, 2000, November 20, 2002 and November 20, 2003, respectively, to provide for this procurement service arrangement under which we were allowed to continue to use Unicom Group’s procuring service at the rate of:

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
     Under the Current Comprehensive Services Agreement, Unicom Group agreed to provide us comprehensive procurement services at the same rates as those applied with effect from July 1, 2004 pursuant to the November 22, 2004 amendment mentioned above. Unicom Group has also agreed to continue to indemnify us for any loss caused by any negligence, default, act or omission of Unicom Group or Unicom Import and Export Co. Ltd. up to an amount equal to the total amount of agency services fees paid to Unicom Group under the Current Comprehensive Services Agreement.
     Interconnection Arrangements
     Our various telecommunications networks interconnect with various telecommunications networks of Unicom Group. CUCL previously entered into two services agreements with Unicom Group, dated May 25, 2000 and November 22, 2001, respectively, and each of Unicom New Century and Unicom New World previously entered into a services agreement with Unicom Group, dated November 20, 2002 and November 20, 2003, respectively. These four services agreements provided for our interconnection arrangements with Unicom Group, under which interconnection settlement between Unicom Group’s networks and our networks was based on relevant standards established from time to time by the MII. However, in the case of calls between cellular subscribers of different networks in different provinces, settlement was based on either the relevant standards established by the MII or a cost-based internal settlement arrangement applied by Unicom Group prior to the restructuring in connection with our initial public offering, whichever is more favorable to us.
     Under the Current Comprehensive Services Agreement, interconnection settlements between Unicom Group’s networks and our networks are as follows:
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
     For other interconnection settlements between the networks of Unicom Group and us, both parties agree to conduct settlement in accordance with the relevant provisions in the Notice Concerning the Issue of the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454) promulgated by the MII on October 28, 2003 (as amended from time to time).
     Roaming Arrangements
     We and Unicom Group provide roaming services to each other. In addition, we make our long distance network available to Unicom Group in its implementation of its roaming arrangements with other operators. CUCL previously entered into two services agreements with Unicom Group, dated May 25, 2000 and November 22, 2001, respectively, and each of Unicom New Century and Unicom New World previously entered into a services agreement with Unicom Group, dated November 20, 2002 and November 20, 2003, respectively. These four services agreements provided for our roaming arrangements with Unicom Group, under which charges for these roaming services between us and Unicom Group were based on our respective internal costs of providing these services, and would be on no less favorable terms than those available to any third party. We received 50% of Unicom Group’s international roaming revenue from third party international operators for calls using our long distance network.
     Under the Current Comprehensive Services Agreement, the roaming fee arrangements between Unicom Group and us are as follows:
•	The cellular subscribers using roaming services will pay roaming fees at the agreed rate of RMB0.60 per minute of roaming usage for both incoming and outgoing calls based on MII guidelines.
▪	If our cellular subscribers roam in the service areas of Unicom Group, we will be entitled to receive the roaming fees, which will be apportioned in the following way: (i) RMB0.40 per minute (the rate for local call charges under MII guidelines) will be paid to Unicom Group; and (ii) the remaining RMB0.20 per minute will be withheld by us; and

▪	If the cellular subscribers of Unicom Group roam in our service areas, Unicom Group will be entitled to receive the roaming fees, which will be apportioned in the following way: (i) RMB0.56 per minute will be paid to us; and (ii) RMB0.04 per minute will be withheld by Unicom Group; and

▪	If our cellular business expands to cover all regions throughout the PRC, the arrangements set out above will be terminated automatically; and
•	If the network of a third party cellular network operator is made available to the cellular subscribers of Unicom Group pursuant to the international roaming arrangements of Unicom Group, or if the network of Unicom Group is made available to the subscribers of

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
     The Current Comprehensive Services Agreement contains similar terms with respect to the leasing of transmission line capacity by us to Unicom Group.
     Supply of Operator-based Value-added Services to Cellular Subscriber
     Prior to the sale of Guoxin Paging to Unicom Group, it provided operator-based value-added services to our cellular subscribers through its paging network, equipment and operators. Such services include the “Unicom Assistant” services. Following the sale of Guoxin Paging to Unicom Group at the end of 2003, Unicom Group has agreed to provide (through the successor company to Guoxin Paging) to us cellular subscriber value-added services pursuant to a previous comprehensive operator services agreement dated November 20, 2003. The various local branches of Guoxin Paging and us would agree on the proportion for sharing the revenue derived and actually received by us from such value-added services, provided that the agreed-upon proportion for Guoxin Paging may not be higher than the average agreed-upon proportion for independent value-added telecommunications content providers who provided value-added communications content to us in the same region. The revenue sharing proportions would be adjusted annually.
     Under the 2005 Comprehensive Operator Services Agreement, we will retain 40% of the revenue derived and actually received by us from value-added services provided to our subscribers by Unicom Group (through the successor company to Guoxin Paging) and allocate 60% of such revenue to Guoxin Paging, on the condition that such proportion for Guoxin Paging may not be higher than the average agreed-upon proportion for independent value-added telecommunications content providers who provide value-added communications content to us in the same region. The Current Comprehensive Services Agreement contains similar terms with respect to supply of cellular subscriber value-added services as the 2005 Comprehensive Services Agreement.
     Supply of Value-added Services for Cellular Subscribers
     Under the Current Comprehensive Services Agreement, Unicom Group or its subsidiaries will provide our cellular subscribers with various value-added services through its cellular communication network and data platform. Pursuant to the Current Comprehensive Services Agreement, we retain a portion of the revenue generated from the value-added services provided to our subscribers and allocate a portion of such revenue to Unicom Group for settlement, on the condition that such proportion allocated to Unicom Group shall not be higher than the average proportion for independent value-added telecommunications content providers who provide similar value-added telecommunications content to us in the same region. The percentage of revenue to be allocated to Unicom Group by us varies depending on the types of value-added services provided by Unicom Group.

     Supply of Customer Services
     Pursuant to a previous comprehensive operator services agreement dated November 20, 2003, Unicom Group or its subsidiaries has agreed to provide to us customer services. These customer services included business inquiries, tariff inquiries, account maintenance, complaints handling, customer interviews and subscriber retention. Service fees payable by us to Unicom Group or its subsidiaries were calculated on the basis of the costs of the customer service plus a profit margin of no more than 10%. The costs of the customer service were the costs per operator seat multiplied by the number of effectively operating operator seats. The cost per operator seat in economically developed areas, such as Beijing and Shanghai, was the actual cost, i.e., actual wages, administration expenses, operation and maintenance expenses, depreciation of equipment and leasing fees for premises attributable to the customer service in such area for the previous year. The cost per operator seat in other area was agreed upon between the local branches of Guoxin Paging and us, subject to our final confirmation, provided that such cost could not exceed the nationwide (other than Beijing and Shanghai) weighted average of such costs plus 10%. Unicom Group would notify us the number of effectively operating operator seats of each month within 10 days after the end of that month, and then we would confirm that number within five business days based on criteria set forth in the relevant MII regulations.
     Under the 2005 Comprehensive Operator Services Agreement, the cost per operator seat in economically developed areas such as Beijing and Shanghai remains the actual cost per operator seat, while the cost per operator seat in an area other than economically developed areas will be the lower of the actual cost per operator seat in that area and the nationwide (excluding Beijing and Shanghai) average of actual cost per operator plus 10%. Other than this, the 2005 Comprehensive Services Agreement contains similar terms with respect to the supply of customer services. The Current Comprehensive Services Agreement contains similar terms with respect to the supply of customer services as the 2005 Comprehensive Services Agreement, except Guangdong has been added as one of the economically developed areas in determining the cost per operator seat.
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
     The 2005 Comprehensive Operator Services Agreement and the Current Comprehensive Services Agreement contains similar terms with respect to the supply of agency services by Unicom Group (or its subsidiaries).
     Mutual Provision of Premises
     Unicom Group and CUCL provide to each other premises from time to time pursuant to the services agreement between Unicom Group and CUCL, dated May 25, 2000. Unicom Group also provided premises to Unicom New Century and Unicom New World pursuant to services agreements with each of Unicom New Century and Unicom New World, dated November 20, 2002 and November 20, 2003, respectively. Other than premises leased from third parties, the rental rates in each case were based on the lower of depreciation costs and market prices for similar premises in that locality, but CUCL could charge Unicom Group market rates for premises leased to Unicom Group. In cases where the premises were leased from a third party, the rental was the amount payable in the head lease. In the case of shared premises, the price was split in proportion to the respective areas occupied by the parties. In connection with our provision of premises to Guoxin Paging, which was effective from January 1, 2004, the rental was based on the higher of depreciation costs and market prices for similar premises in each locality. The 2005 Guoxin Premises Leasing Agreement has been replaced by the Current Comprehensive Services Agreement.
     The terms in the 2005 Comprehensive Services Agreement and the Current Comprehensive Services Agreement with respect to mutual provision of premises between Unicom Group or its subsidiaries and us are similar to those in the previous agreements.
     Engineering design and technical services
     China Information Technology Designing & Consulting Institute, or CITDCI, a wholly-owned subsidiary of Unicom Group, provides engineering design and technical services to us pursuant to the Current Comprehensive Services Agreement. We will select the providers of engineering design services and technical services by way of public tender. Unicom Group will ensure that CITDCI possesses qualifications and conditions which are not inferior to those of an independent third party, and participates in the tendering process equally with any independent third parties. The service standard for engineering design and technical services provided by CITDCI to us should not be less favorable than those similar services provided by an independent third party to us. The pricing standard for the engineering design and technical services will be implemented with reference to but should not be higher than those set out in the applicable regulations and other relevant national standards. In addition, such pricing standard shall not be higher than those adopted by an independent third party providing similar services in the same industry.
     Procurement of CDMA Handsets
     Pursuant to a framework agreement for procurement of CDMA handsets dated December 19, 2006, the Guizhou branch of Unicom Huasheng sells CDMA handsets to the Guizhou branch of Unicom Group. The selling prices are determined based on factors including the cost of the CDMA handsets acquired by Unicom Huasheng and the cost in distributing CDMA handsets to recipients. In 2006, the total sales from Unicom Huasheng to the Guizhou branch of Unicom Group under this framework agreement was RMB 98.5 million.
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

Agreements relating to the Acquisition of Unicom New World from Unicom Group and the Sale of Guoxin Paging to Unicom Group
     The Reorganization Agreement
     In relation to the restructuring in connection with the acquisition by us of Unicom New World from Unicom Group, Unicom Group entered into a reorganization agreement with Unicom New World, dated November 4, 2003. This agreement includes the following terms:
•	Unicom Group’s agreement to transfer to Unicom New World the assets and liabilities attributable to the businesses as described under “A. History and Development of the Company - Acquisitions of Unicom New Century and Unicom New World and the Sale of Guoxin Paging” under Item 4;

•	mutual warranties and indemnities given by Unicom Group and Unicom New World in relation to the assets and liabilities transferred to Unicom New World and in relation to the restructuring; and

•	undertakings by Unicom Group in favor of Unicom New World, including undertakings:
▪	to hold and maintain all licenses received from the MII in connection with any of the transferred businesses for the benefit of Unicom New World, and to allocate spectrum and to provide other resources to Unicom New World;

▪	subject to applicable Chinese laws and regulations in effect at the relevant time, to take all actions necessary to obtain, maintain, renew and otherwise extend to or for the benefit of Unicom New World such governmental or regulatory licenses, consents, permits or other approvals as Unicom New World may require to continue to operate its businesses; and

▪	not to engage in any business which competes with our businesses except for the existing competing businesses of Unicom Group.
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
Agreements relating to the Restructuring in connection with Acquisition of Unicom New Century from Unicom Group
     The Reorganization Agreement
     In relation to the restructuring in connection with the acquisition by us of Unicom New Century from Unicom Group, Unicom Group entered into a reorganization agreement with Unicom New Century, dated November 18, 2002. This agreement includes the following terms:
•	Unicom Group’s agreement to transfer to Unicom New Century the assets and liabilities attributable to the businesses as described in “A. History and Development of the Company - Acquisitions of Unicom New Century and Unicom New World and the Sale of Guoxin Paging” under Item 4;

•	mutual warranties and indemnities given by Unicom Group and Unicom New Century in relation to the assets and liabilities transferred to Unicom New Century and in relation to the restructuring; and

•	undertakings by Unicom Group in favor of Unicom New Century, including undertakings:
▪	to hold and maintain all licenses received from the MII in connection with any of the transferred businesses for the benefit of Unicom New Century, and to allocate spectrum and to provide other resources to Unicom New Century;

▪	subject to applicable Chinese laws and regulations in effect at the relevant time, to take all actions necessary to obtain, maintain, renew and otherwise extend to or for the benefit of Unicom New Century such governmental or regulatory licenses, consents, permits or other approvals as Unicom New Century may require to continue to operate its businesses; and

▪	not to engage in any business which competes with our businesses except for the existing competing businesses of Unicom Group.

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
Agreements Relating to the Restructuring in Connection with Our Initial Public Offering
     The Reorganization Agreement
     In relation to the restructuring in connection with our initial public offering, our wholly-owned subsidiary, CUCL, entered into a reorganization agreement with Unicom Group dated April 21, 2000. This agreement includes the following terms:
•	Unicom Group’s agreement to transfer to CUCL the assets and liabilities attributable to the businesses as described in “A. History and Development of the Company - The Restructuring of Unicom Group and Our Initial Public Offering in 2000” under Item 4,

•	mutual warranties and indemnities given by Unicom Group and CUCL in relation to the assets and liabilities transferred to CUCL and in relation to the restructuring,

•	undertakings by Unicom Group in favor of CUCL, including, among others:
▪	to hold and maintain all licenses received from the MII in connection with any of our businesses for our benefit, and to allocate spectrum and to provide other resources to us;

▪	subject to applicable Chinese laws and regulations in effect at the relevant time, to take all actions necessary to obtain, maintain, renew and otherwise extend to or for our benefit such governmental or regulatory licenses, consents, permits or other approvals as we shall require to continue to operate our businesses;

▪	to arrange for us to participate in its international roaming arrangements;

▪	not to engage in any business which competes with our businesses except for the existing competing businesses of Unicom Group;

▪	to grant us a right of first refusal in relation to any government authorization, license or permit, or other business opportunity to develop any new telecommunications technology, product or service;

▪	to ensure that we can continue to use premises for which title documentation cannot be obtained at this time for a period of three years following the restructuring;

▪	not to dispose of any of our shares it beneficially owns or to take or permit any other actions, including primary issuances of securities by us or CUCL, which would result in us or CUCL no longer constituting majority owned subsidiaries of Unicom Group; and

▪	not to seek an overseas listing for any of its businesses or the businesses of its subsidiaries in which we are engaged or may engage in the future except through us;
•	an option granted by Unicom Group to us to acquire Unicom Group’s interest in any telecommunications interest such as Unicom Paging, Unicom Xingye and Unicom Group’s CDMA telephony license and business; and

•	a commitment by Unicom Group that it will provide continuous financial support to us when necessary.
     The Current Comprehensive Services Agreement provides that the determination of whether we or CUCL would constitute majority owned subsidiaries of the Unicom Group shall be made in accordance with the PRC Enterprise Accounting Standards as amended by the Ministry of Finance from time to time.
     Equity Transfer Agreement
     In relation to the restructuring in connection with our initial public offering, we, Unicom Group, China Unicom (Hong Kong) Group Limited and China Unicom (BVI) Limited entered into an equity transfer agreement, dated April 21, 2000. This agreement includes the following terms:
•	Unicom Group’s agreement to transfer all of its equity interest in CUCL to us;

•	our agreement to issue shares to China Unicom (BVI) Limited, China Unicom (BVI) Limited’s agreement to issue shares to China Unicom (Hong Kong) Group Limited and China Unicom (Hong Kong) Group Limited’s agreement to issue shares to Unicom Group;

•	Unicom Group’s and our agreement that:
▪	we shall be entitled to apply in Hong Kong, Macau, Taiwan and in all places outside of China for all trademarks incorporating the word Unicom in English and Chinese and for the Unicom logo; and

▪	once these trademarks have been registered, we will sublicense these trademarks to Unicom Group, CUCL, Guoxin Paging and Guoxin Paging’s subsidiaries on a royalty-free basis; and
•	warranties and indemnities given by Unicom Group to us in relation to CUCL.

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
C. Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information
     See Item 18, “Financial Statements.” Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements.
Legal Proceedings
     We are not involved in any material litigation, arbitration or administrative proceedings. So far as we are aware, we do not have any pending or threatened litigation, arbitration or administrative proceedings expected to have a material effect on our financial condition and results of operations.
Policy on Dividend Distribution
     The objective of our dividend policy is to achieve a long-term, sustainable and steadily increasing dividend, with a view to maximize our shareholders’ value. The declaration and payment of future dividends will depend upon, among other things, financial condition, business prospects, future earnings, cash flow, liquidity level and cost of capital. We believe such policy will provide our shareholders with a stable return in the long term along with the growth of our company. We may only pay dividends out of our distributable profits.
     Having taken into account such factors as our financial condition, cash flow position and requirements to ensure the sustainable future growth of our business, our board of directors recommended payment of a final dividend of RMB0.18 per share for the financial year ended December 31, 2006. This represents an increase of 63.6% over the annual dividend of RMB0.11 per share for the financial year ended December 31, 2005 and a dividend payout ratio of 60.8%.
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
     The high and low closing prices of our ordinary shares on the Hong Kong Stock Exchange and of our ADSs on the New York Stock Exchange since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2002	8.90	4.15	11.54	5.35
2003	8.00	3.92	10.55	5.02
2004	10.20	5.20	13.18	6.78
2005	7.20	5.65	9.19	7.30
2006	12.44	6.25	15.46	8.03

Quarterly:
First Quarter, 2005	7.20	5.65	9.19	7.30
Second Quarter, 2005	6.65	5.90	8.42	7.61
Third Quarter, 2005	6.95	6.15	9.08	7.83
Fourth Quarter, 2005	6.65	5.90	8.55	7.54
First Quarter, 2006	7.00	6.25	9.12	8.03
Second Quarter, 2006	7.80	6.40	10.33	8.10
Third Quarter, 2006	7.80	6.60	9.91	8.53
Fourth Quarter, 2006	12.44	7.76	15.46	9.84

Monthly:
January 2007	11.78	9.51	15.09	12.80
February 2007	10.78	9.90	13.82	12.22
March 2007	11.32	9.10	14.34	11.75
April 2007	11.86	11.18	15.24	14.42
May 2007	12.00	11.12	15.50	14.41
June 2007 (through June 27)	13.48	11.06	17.33	14.39
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
•	the giving of any security or indemnity either (i) to the director or any of his associates (as defined in the Hong Kong Stock Exchange Listing Rules) in respect of money lent or obligations incurred by him or any of them at the request of or for the benefit of Unicom or any of its subsidiaries or (ii) to a third party in respect of a debt or obligation of Unicom or any of its subsidiaries for which the director or any of his associates has himself assumed responsibility or guaranteed or secured in whole or in part;

•	an offer of shares or debentures or other securities of or by Unicom (or any other company which Unicom may promote or be interested in) where the director or any of his associates is a participant in the underwriting or sub-underwriting of the offer;

•	any other company in which the director or any of his associates is interested only, whether directly or indirectly, as an officer or shareholder or in which the director is beneficially interested in shares of that company, provided that he, together with any of his associates, is not beneficially interested in 5% or more of (i) the issued shares of any class of such company (or of any third company through which such interest is derived) or (ii) the voting rights attached to such issued shares or securities (excluding for the purpose of calculating such 5% interest, any indirect interest of such director or any of his associates by virtue of an interest of Unicom in such company);

•	the benefit of employees of Unicom or any of its subsidiaries including (i) the adoption, modification or operation of any employees share scheme under which the director or any of his associates may benefit or (ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors, their associates and employees of Unicom or any of its subsidiaries and does not provide in respect of the director or any of his associates, any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

•	any contract or arrangement in which the director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of Unicom by virtue only of his interest in shares or debentures or other securities of Unicom.
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
     The board may establish and maintain any contributory or non-contributory pension or superannuation funds for the benefit of, or give donations, gratuities, pensions, allowances or emoluments to, any persons (i) who are or were at any time in the employment or service of Unicom, or of any company which is a subsidiary of Unicom, or is allied or associated with Unicom or with any such subsidiary company, or (ii) who are or were at any time directors or officers of Unicom or of any such other company above, and holding or who have held any salaried employment or office in Unicom or such other company, and the wives, widows, families and dependants of any such persons, and may make payments for or towards the insurance of any such persons. Any director holding any such employment or office is entitled to participate in, and retain for his own benefit, any such donation, gratuity, pension, allowance or emolument.
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
     Issue of Shares
     Under the Companies Ordinance, our board of directors may, without prior approval of our shareholders, offer to issue new shares to existing shareholders proportionately according to their shareholdings. Our board of directors may not offer to issue new shares in any other manner without the prior approval of our shareholders in a general meeting. Any such approval given in a general meeting will continue in force until the conclusion of the following annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held or when revoked or varied by an ordinary resolution of our shareholders in a general meeting, whichever comes first. If such approval is given, the un-issued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board of directors may determine.
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
C. Material Contracts
     In addition to contracts we have entered into with our controlling shareholder, Unicom Group, or its subsidiaries, as described in “B. Related Party Transactions” under Item 7, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:
•	Subscription Agreement between our Company and SK Telecom Co., Ltd., dated June 20, 2006, relating to US$1 billion zero coupon convertible bonds due 2009. See “B. Liquidity and Capital Resources — Indebtedness and Capital Structure” under Item 5.

D. Exchange Controls
     The ability of our operating subsidiary, CUCL, to satisfy their respective foreign exchange obligations and to pay dividends to us depends on existing and future exchange control regulations in China. The Renminbi is currently convertible under the current account, which includes trade and service-related foreign exchange transactions. Renminbi currently cannot be converted under the capital account, which includes foreign direct investment. CUCL, our wholly-owned subsidiary that holds substantially all of our assets, is a foreign investment enterprise. The foreign investment enterprise status will allow it to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange. These current account transactions include payment of dividends. However, the relevant PRC government authorities may in the future limit or eliminate the authorizations for a foreign investment enterprise to retain its foreign exchange to satisfy its foreign exchange obligations or to pay dividends in the future. Furthermore, certain foreign exchange transactions of this subsidiary under the capital account still require approvals from the State Administration for Foreign Exchange. This requirement affects our subsidiary’s ability to obtain foreign exchange through equity financing, including by means of capital contributions from us.
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
     In general, taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.
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
     In general, if you are a U.S. holder, we will be a passive foreign investment company with respect to you if for any taxable year in which you held our ADSs or shares:
•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.
     Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.
     If we are treated as a passive foreign investment company, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:
•	any gain you realize on the sale or other disposition of your shares or ADSs; and

•	any excess distribution that we make to you. Generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs.

     Under these rules:
•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
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
     In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income, are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.
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
     The People’s Bank of China has the sole authority in China to establish official interest rates for Renminbi-denominated loans. Financial institutions in China set their effective interest rates within the range established by the People’s Bank of China. The fair value of our borrowings is approximately the same as the carrying value since the interest rates on all our bank loans are variable. These bank loans, denominated in Renminbi, are borrowed from domestic banks at interest rates that vary in accordance with the standard guidance interest rates announced by relevant PRC government authorities.
     Interest rates and payment methods on loans denominated in foreign currencies are set by financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors. In September 2003, we entered into a US$700 million term loan facility with 13 financial institutions, which is consisted of three tranches: a three-year US$200 million tranche, with an interest rate of 0.28% over the US$ LIBOR, a five-year US$300 million tranche, with an interest rate of 0.35% over the US$ LIBOR, and a seven-year US$200 million tranche, with an interest rate of 0.44% per annum over the US$ LIBOR. The three-year tranche of US$200 million was fully repaid in 2006.
     In February 2004, we entered into a US$500 million long-term syndicated loan agreement with 12 financial institutions to finance working capital and network construction expenditure. This facility is repayable in three years and carries an interest rate of 0.40% over US$ LIBOR per annum. The term loan was fully repaid in February 2007.
     In July 2005, CUCL completed an offering of two tranches of short-term bonds in the PRC inter-bank debenture market. The first tranche of the bonds was issued for an aggregate amount of RMB9.0 billion with a maturity period of 365 days and was repaid in July 2006. The second tranche of the bonds was issued for an aggregate amount of RMB1.0 billion with a maturity period of 180 days and was fully repaid in January 2006.

     In March 2006, CUCL completed an offering of short-term bonds of RMB1.0 billion with a maturity period of 365 days, which were fully repaid in March 2007. In July 2006, CUCL completed another offering of short-term bonds in an aggregate amount of RMB6.0 billion, consisting of three tranches of RMB2.0 billion each, with a maturity period of 180 days, 270 days and 365 days, respectively. The first two tranches were fully repaid in the first half of 2007. The weighted average effective interest rate of these short-term bonds as at December 31, 2006 was 3.19%. As a result, our fixed rate debt obligation as of December 31, 2006 was RMB7.0 billion.
     On July 5, 2006, we issued US$1 billion zero coupon convertible bonds due 2009 to SKT. Subject to certain adjustments pursuant to the terms of the convertible bonds, such bonds can be converted into our ordinary shares one year after the issuance at an initial conversion price of HK$8.63 (US$1.11) per share. Unless previously redeemed, converted or purchased and cancelled pursuant to the terms of the convertible bonds, we will redeem all the outstanding bonds at 104.26% of their principal amount on July 5, 2009. In addition, the holder of such bonds, with prior written notice to us, may require us to redeem, on July 5, 2008, all or a portion of their bonds at 102.82% of the principal amount of the convertible bonds to be redeemed.
     As a result, we are exposed to interest rate risk resulting from fluctuations in interest rates on our debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to our outstanding floating rate debt, and therefore could have a material adverse effect on our financial position. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks in connection with our borrowings denominated in foreign currencies, although we did not consider it necessary to do so in 2006. We are also considering hedging our borrowings denominated in Renminbi once interest rate swaps become available for Renminbi-denominated borrowings in China.
     The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, which consist of variable rate debt obligation, as of December 31, 2006.

								As of December
	Expected Maturity Date							31, 2006
						There-
	2007	2008	2009	2010	2011	after	Total	Fair Value
	(RMB equivalent in million, except interest rate)
Variable rate bank and other loans (RMB)	80	35	—	200	—	—	315	315
Average interest rate(1)	4.14%	3.62%	3.50%	3.67%	—	—	—	—
Variable rate bank and other loans (U.S. dollars)	—	3,904	2,343	1,562	—	—	7,809	7,809
Average interest rate(2)	5.74%	5.77%	5.57%	5.39%	—	—	—	—

(1)	The interest rates for variable rate bank and other loans are calculated based on the weighted average interest rates at the end of 2006.

(2)	The interest rates are the implied future LIBOR rates calculated based on U.S. swap as a proxy.
     For the year ended December 31, 2006, if the average interest rates for our variable rate bank and other loans had increased by 10%, we estimate that we would have incurred additional interest expenses of RMB105 million in 2006.
Exchange Rate Risk
     The majority of our indebtedness and capital expenditures are in Renminbi. Currency exchange rate risk exists with respect to our repayment of indebtedness to our foreign lenders, payables to equipment suppliers and contractors and our dividend payments to holders of ordinary shares and ADSs in foreign currencies. As of December 31, 2006, we had approximately RMB200 million of capital commitments in currencies other than Renminbi. We also had foreign currency-denominated debt outstanding, representing our five-year US$300 million term loan and seven-year US$200 million term loan entered into with 13 financial institutions in September 2003 and US$1 billion convertible bonds as described above. In addition, we had approximately US$501 million in bank balances and cash, and short-term bank deposits as of December 31, 2006. Fluctuations in exchange rates may lead to significant fluctuations in the exposure of our foreign currency-denominated liabilities and assets. We may, from time to time, enter into currency swap agreements and foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks, although we did not consider this to be necessary in 2006. Although the Renminbi-to-U.S. dollar exchange rate has been relatively stable since 1994, we cannot predict or give any assurance of its future stability. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. As a result of the revaluation of the Renminbi, we recorded a foreign exchange gain of RMB0.37 billion in 2006. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%.
     The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of short-term bank deposits, bank balances and cash, long-term debt obligations and capital commitments as of December 31, 2006.

	Expected Maturity Date						As of December 31, 2006
						There-
	2007	2008	2009	2010	2011	after	Total	Fair Value
		(RMB equivalent in millions, except interest rate)
On-balance sheet financial instruments:
Short-term deposits with banks:
in U.S. dollars	174	—	—	—	—	—	174	174
in Hong Kong dollars	13	—	—	—	—	—	13	13
Bank balances and cash:
in U.S. dollars	3,736	—	—	—	—	—	3,736	3,736
in Hong Kong dollars	655	—	—	—	—	—	655	655
in EUR	17	—	—	—	—	—	17	17
Debts:
Variable rate bank and other loans (U.S. dollars)	—	3,904	2,343	1,562	—	—	7,809	7,809
Average interest rate(1)	5.74%	5.77%	5.57%	5.39%	—	—	—	—
Convertible bonds (U.S. dollars)	—	—	8,137	—	—	—	8,137	10,325
Average interest rate	5.53%	5.53%	5.53%	—	—	—	—	—
Off-balance sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	203	—	—	—	—	—	203	203

(1)	The interest rates are the implied future LIBOR rates calculated based on U.S. swap as a proxy.
Item 12. Description of Securities Other than Equity Securities
     Not Applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15. Controls and Procedures
     Evaluation of Disclosure Controls and Procedures
     Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2006, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our Company was made known to them by others within our Company.
     Management’s Report on Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act of 1934, as amended) for the Company. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with applicable generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     As of December 31, 2006, our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2006 was effective.
     Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report appearing on pages F2 and F3.

     Changes in Internal Control Over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
     We are fully aware of the importance of maintaining and improving our controls and procedures in relation to internal control over financial reporting. As disclosed in our annual report on Form 20-F for the year ended December 31, 2005, our assessment of the progress made for the period relevant for the preparation of our consolidated financial statements as of and for the year ended December 31, 2005 revealed that there were significant control deficiencies relating to: (i) the sufficiency of monitoring controls over period-end financial closing procedures of certain individual branches and (ii) the sufficiency of advanced knowledge, experiences and skills of our accounting personnel when applying international accounting standards. In 2006, we implemented a series of measures that have addressed these control deficiencies, strengthened control processes and procedures, and improved our internal control over financial reporting. These measures included, among others:
•	standardizing control procedures for monitoring the financial reporting and period-end financial closing procedures at branch level and upgrading our business performance review processes and controls;

•	expanding accounting manuals to clearly document key controls and processes for preparing consolidated financial statements in accordance with applicable accounting standards;

•	hiring additional accounting professionals with experience in financial reporting and familiarity with international accounting practices and increasing technical training for our finance and accounting personnel in respect of relevant accounting standards;

•	enhancing monitoring controls over branches by assessing the effectiveness of internal controls at branch-level based on our enterprise risk assessment results; and

•	continuing to improve the policies and standards for the control environment within The Committee of Sponsoring Organizations of the Treadway Commission risk control framework.
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
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for products and services they provided for audit services, audit-related services, tax services and other services for each of the fiscal years 2005 and 2006:

	For the years ended
	December 31,
	2005	2006
	(in U.S. dollars)
Audit fees	7,350,000	15,418,000
Audit-related fees	3,704,800	1,445,000
Tax fees	4,300	11,000
All other fees	—	5,000

Total	11,059,100	16,879,000

     Audit services include the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and its subsidiaries. Audit services in 2006 also include audit work in connection with the evaluation of the Company management’s assessment of the effectiveness of internal control over financial reporting and the audit of the Company’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. It also includes performing agreed upon procedures on quarterly financial statements and pre-issuance reviews of interim financial statements.
     Audit-related services include other assurance and related services that can be reasonably provided by the external auditor, including acquisition audit, special audit for the issuance of short-term bonds, agreed-upon procedures on certain transactions, and advisory services in respect of the Company’s internal control.
     Tax services include the assistance with compliance and reporting of enterprise taxes.
     Other services include providing the Company with access to an online database of global financial reporting literature regarding new pronouncements and guidance.
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

2.2	Form of specimen certificate for the shares(1).

4.1	CDMA Network Capacity Lease Agreement among CUCL, Unicom Group and Unicom New Horizon, dated November 22, 2001(4).

4.2	Reorganization Agreement between Unicom Group and CUCL (together with English translation)(1).

4.3	Services Agreement between Unicom Group and CUCL (together with English translation)(1).

4.4	Lease Agreement between CUCL and Unicom Xingye Science and Technology Trade Co. Ltd. (together with English translation)(1).

4.5	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging (together with English translation)(1).

4.6	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolution of the Company on May 13, 2002(4).

Exhibit
Number	Description of Exhibit
4.7	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002 and May 11, 2007*.

4.8	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002(4).

4.9	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002 and May 11, 2007*.

4.10	Service Agreements between executive directors of Unicom and Unicom(3).

4.11	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation)(5).

4.12	Form of Conditional Sale and Purchase Agreement between Unicom BVI and our company, dated November 20, 2002(5).

4.13	Comprehensive Services Agreement between Unicom Group and A Share Company, dated November 20, 2002. (English translation)(5).

4.14	Transfer Agreement with respect to the Comprehensive Services Agreement between A Share Company and Unicom New Century, dated November 20, 2002. (English translation)(5).

4.15	Form of CDMA Network Capacity Lease Agreement among Unicom New Horizon, A Share Company and Unicom Group, dated November 20, 2002(5).

4.16	Transfer Agreement with respect to the CDMA Network Capacity Lease Agreement between A Share Company and Unicom New Century, dated November 20, 2002. (English translation)(5).

4.17	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation)(6).

4.18	Conditional Sale and Purchase Agreement between Unicom BVI and our Company, dated November 20, 2003(6).

4.19	Conditional Sale and Purchase Agreement between CUCL and A Share Company, dated November 20, 2003. (English translation)(6).

4.20	Comprehensive Services Agreement between Unicom Group and A Share Company, dated November 20, 2003. (English translation)(6).

4.21	Transfer Agreement with respect to the Comprehensive Services Agreement between A Share Company and Unicom New World, dated November 20, 2003. (English translation)(6).

4.22	CDMA Network Capacity Lease Agreement among Unicom New Horizon, A Share Company and Unicom Group, dated November 20, 2003(6).

4.23	Transfer Agreement with respect to the CDMA Network Capacity Lease Agreement between A Share Company and Unicom New World, dated November 20, 2003. (English translation)(6).

4.24	Comprehensive Operator Services Agreement between Unicom Group and A Share Company, dated November 20, 2003. (English translation)(6).

4.25
Transfer Agreement with respect to the Comprehensive Operator Services Agreement between A Share Company, CUCL, Unicom New Century and Unicom New World, dated November 20, 2003. (English translation)(6).

4.26	Service Agreement between Mr. William Lo Wing Yan, executive director of Unicom, and Unicom. (English translation)(6).

4.27	Letter Agreement between Mr. Wang Jianzhou, executive director of Unicom, and Unicom with respect to the Extension of the Service Agreement between Mr. Wang and Unicom. (English translation)(6).

Exhibit
Number	Description of Exhibit
4.28	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004(7).

4.29	CDMA Network Capacity Lease Agreement between Unicom New Horizon, A Share Company and Unicom Group, dated March 24, 2005(7).

4.30	Transfer Agreement of The CDMA Network Capacity Lease Agreement between A Share Company, CUCL and Unicom New World, dated March 24, 2005. (English translation)(7).

4.31	Comprehensive Services Agreement between A Share Company and Unicom Group, dated March 24, 2005. (English translation)(7).

4.32	Transfer Agreement of the Comprehensive Services Agreement between A Share Company, CUCL and Unicom New World, dated March 24, 2005. (English translation)(7).

4.33	Operator-based Comprehensive Services Agreement between Unicom New Guoxin and A Share Company, dated March 24, 2005. (English translation)(7).

4.34	Transfer Agreement of the Operator-based Comprehensive Services Agreement between A Share Company and CUCL and Unicom New World, dated March 24, 2005. (English translation)(7).

4.35	Premise Leasing Agreement between CUCL, Unicom New World and A Share Company, dated March 24, 2005. (English translation)(7).

4.36	Transfer Agreement of the Premise Leasing Agreement between A Share Company and Unicom New Guoxin, dated March 24, 2005. (English translation)(7).

4.37	Subscription Agreement between Unicom and SK Telecom Co., Ltd., dated June 20, 2006(8).

4.38	CDMA Network Capacity Lease Agreement among Unicom New Horizon, A Share Company and Unicom Group, dated October 26, 2006*.

4.39	Transfer Agreement of The CDMA Network Capacity Lease Agreement between A Share Company and CUCL, dated October 26, 2006. (English translation)*.

4.40	Comprehensive Services Agreement between A Share Company and Unicom Group, dated October 26, 2006. (English translation)*.

4.41	Transfer Agreement of the Comprehensive Services Agreement between A Share Company and CUCL, dated October 26, 2006. (English translation)*.

8.1	List of our significant subsidiaries (7).

11.1	Code of Ethics for Senior Officers (6).

11.2	Employee Code of Ethics (English translation)(8).

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)*.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)*.

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b)*.

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b)*.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11938) filed with the SEC in connection with our initial public offering in June 2000.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-11952) filed with the SEC with respect to American Depositary Shares representing our shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2000.

(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2001.

(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2002.

(6)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2003.

(7)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2004.

(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2005.

*	Filed herewith.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: June 29, 2007

CHINA UNICOM LIMITED
By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS
     CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA UNICOM LIMITED (Incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) with limited liability)
We have completed an integrated audit of the 2006 consolidated financial statements and the internal control over financial reporting as of December 31, 2006 of China Unicom Limited and its subsidiaries (the “Company”) and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flows present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with the accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2.1 to the consolidated financial statements, the Company adopted the Revised Hong Kong Financial Reporting Standards (“HKFRS”) issued by the Hong Kong Institute of Certified Public Accountants during the year ended December 31, 2005. The effect of adoption of certain HKFRS, which results in changes to some accounting policies of the Company, is set out in Note 2.1 to the consolidated financial statements.
Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the Management’s Report on Internal Control Over Financial Reporting included in Item 15 of this Annual Report on Form 20-F, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
June 21, 2007

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2006
(Expressed in thousands)

	Note	2005	2006	2006
		RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	6, 36	112,373,285	111,381,505	14,272,178
Goodwill	7	3,143,983	3,143,983	402,863
Other assets	8, 36	11,501,730	11,176,569	1,432,141
Deferred income tax assets	9	335,234	309,668	39,680

		127,354,232	126,011,725	16,146,862

Current assets
Inventories	10	2,107,812	2,333,902	299,061
Accounts receivable, net	11	4,548,429	3,419,343	438,147
Prepayments and other current assets	12	2,342,467	1,988,019	254,740
Amounts due from related parties	33.1	384,531	168,548	21,597
Amounts due from Domestic Carriers	33.2	138,485	138,521	17,750
Short-term bank deposits	13	282,457	195,820	25,092
Cash and cash equivalents	14	5,471,576	12,182,108	1,560,988

		15,275,757	20,426,261	2,617,375

Total assets		142,629,989	146,437,986	18,764,237

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	15	1,333,621	1,344,440	172,273
Share premium	15	52,601,014	53,222,976	6,819,874
Reserves		2,827,331	3,554,930	455,521
Retained profits
- Proposed final dividend	31	1,383,169	2,282,578	292,484
- Others		18,139,210	19,003,893	2,435,117

		76,284,345	79,408,817	10,175,269

Minority interest	22(a)	2,734	2,841	364

Total equity		76,287,079	79,411,658	10,175,633

The accompany notes are an integral part of the consolidated financial statements.

	Note	2005	2006	2006
		RMB	RMB	US$
LIABILITIES
Non-current liabilities
Long-term bank loans	16	11,981,518	4,139,349	530,407
Convertible bonds	17	—	10,324,949	1,323,016
Obligations under finance leases	18	145,367	10,230	1,311
Deferred income tax liabilities	9	5,613	5,879	753
Deferred revenue		3,348,232	2,243,384	287,462

		15,480,730	16,723,791	2,142,949

Current liabilities
Payables and accrued liabilities	19	18,526,628	26,290,074	3,368,751
Taxes payable		1,016,128	1,632,195	209,146
Amounts due to Unicom Group	33.1	38,094	45,081	5,777
Amounts due to related parties	33.1	116,621	325,308	41,684
Amounts due to Domestic Carriers	33.2	822,006	850,975	109,042
Short-term bonds	20	9,865,900	7,087,217	908,140
Short-term bank loans	21	7,024,358	—	—
Current portion of long-term bank loans	16	5,145,190	3,984,350	510,546
Current portion of obligations under finance leases	18	420,631	99,566	12,758
Advances from customers		7,886,624	9,987,771	1,279,811

		50,862,180	50,302,537	6,445,655

Total liabilities		66,342,910	67,026,328	8,588,604

Total equity and liabilities		142,629,989	146,437,986	18,764,237

Net current liabilities		(35,586,423)	(29,876,276)	(3,828,280)

Total assets less current liabilities		91,767,809	96,135,449	12,318,582

The accompany notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands, except per share data)

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Revenue (Turnover)
GSM Business	5, 23, 33	47,508,952	52,135,528	59,290,421	7,597,343
CDMA Business	5, 23, 33	24,377,674	27,576,936	27,293,142	3,497,282
Data and Internet Business	5, 23, 33	3,662,734	3,049,967	2,375,316	304,368
Long Distance Business	5, 23, 33	1,848,009	1,524,573	1,068,422	136,905

Total service revenue		77,397,369	84,287,004	90,027,301	11,535,898

Sales of telecommunications products	5, 23, 33	1,689,755	2,761,827	4,267,192	546,788

	5, 23

Total revenue		79,087,124	87,048,831	94,294,493	12,082,686

Leased lines and network capacities	24, 33	(7,398,128)	(8,747,317)	(8,763,865)	(1,122,982)
Interconnection charges	33	(7,516,586)	(8,372,370)	(9,595,622)	(1,229,562)
Depreciation and amortization	24	(19,011,074)	(20,368,181)	(22,422,812)	(2,873,209)
Employee benefit expenses	25, 26, 27	(4,615,057)	(5,616,312)	(6,648,699)	(851,949)
Selling and marketing	24, 33	(19,523,280)	(20,557,878)	(19,251,704)	(2,466,871)
General, administrative and other expenses	24, 33	(10,500,241)	(11,741,560)	(13,415,568)	(1,719,041)
Cost of telecommunications products sold	24, 33	(2,562,645)	(3,575,316)	(4,929,988)	(631,718)
Unrealized loss on changes in fair value of derivative component of convertible bonds	17	—	—	(2,396,592)	(307,094)
Finance costs	24	(1,696,075)	(1,099,321)	(654,220)	(83,830)
Interest income		102,907	96,196	259,040	33,193
Other gains — net		103,647	34,925	21,353	2,736

Income before income tax		6,470,592	7,101,697	6,495,816	832,359
Income tax expenses	9	(1,977,141)	(2,170,411)	(2,763,885)	(354,158)

Net income		4,493,451	4,931,286	3,731,931	478,201

Attributable to:
Equity holders of the Company		4,493,451	4,931,052	3,731,824	478,187
Minority interest		—	234	107	14

		4,493,451	4,931,286	3,731,931	478,201

Proposed final dividend	31	1,256,349	1,383,169	2,282,578	292,484

Dividend paid during the year	31	1,256,160	1,256,924	1,384,146	177,361

The accompany notes are an integral part of the consolidated financial statements.

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Earnings per share for income attributable to the equity holders of the Company during the year

Basic earnings per share	30	0.36	0.39	0.30	0.04

Diluted earnings per share	30	0.36	0.39	0.30	0.04

Number of shares outstanding for basic earnings (in thousands)	30	12,561,242	12,570,398	12,599,018	12,599,018

Number of shares outstanding for diluted earnings (in thousands)	30	12,593,054	12,607,476	12,649,306	12,649,306

Basic earnings per ADS	30	3.58	3.92	2.96	0.38

Diluted earnings per ADS	30	3.57	3.91	2.95	0.38

Number of ADS outstanding for basic earnings (in thousands)	30	1,256,124	1,257,040	1,259,902	1,259,902

Number of ADS outstanding for diluted earnings (in thousands)	30	1,259,305	1,260,748	1,264,931	1,264,931

The accompany notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands of RMB)

			Employee
			share-based
	Share	Share	compensation	Revaluation	Statutory	Retained		Minority	Total
	capital	premium	reserve	reserve	reserve	profits	Total	interest	equity
Balance at December 31, 2003	1,331,390	52,483,266	21,707	176,853	1,542,478	13,496,174	69,051,868	—	69,051,868
Net income	—	—	—	—	—	4,493,451	4,493,451	—	4,493,451
Employees share option scheme:
- Value of employee services	—	—	88,957	—	—	—	88,957	—	88,957
- Recognition of shares issued on exercise of options (Note 29)	1,097	63,028	—	—	—	—	64,125	—	64,125
Appropriation to statutory reserve (Note 28)	—	—	—	—	429,300	(429,300)	—	—	—
Dividends relating to 2003	—	—	—	—	—	(1,256,160)	(1,256,160)	—	(1,256,160)
Derecognition of negative goodwill	—	—	—	—	—	7,425	7,425	—	7,425

Balance at December 31, 2004	1,332,487	52,546,294	110,664	176,853	1,971,778	16,311,590	72,449,666	—	72,449,666

Net income	—	—	—	—	—	4,931,052	4,931,052	234	4,931,286
Subscription of shares of a subsidiary by minority shareholder (Note 22(a))	—	—	—	—	—	—	—	2,500	2,500
Employee share option scheme:
-Value of employee services	—	—	108,417	—	—	—	108,417	—	108,417
-Recognition of shares issued on exercise of options (Note 29)	1,134	54,720	(3,720)	—	—	—	52,134	—	52,134
Appropriation to statutory reserve (Note 28)	—	—	—	—	463,339	(463,339)	—	—	—
Dividends relating to 2004 (Note 31)	—	—	—	—	—	(1,256,924)	(1,256,924)	—	(1,256,924)

Balance at December 31, 2005	1,333,621	52,601,014	215,361	176,853	2,435,117	19,522,379	76,284,345	2,734	76,287,079

Net income	—	—	—	—	—	3,731,824	3,731,824	107	3,731,931
Revaluation of buildings — gross (Note 6)	—	—	—	200,330	—	—	200,330		200,330
Revaluation of buildings — tax (Note 6)	—	—	—	(105,129)	—	—	(105,129)	—	(105,129)
Employee share option scheme:
-Value of employee services	—	—	146,294	—	—	—	146,294	—	146,294
-Recognition of shares issued on exercise of options (Note 29)	10,819	621,962	(97,482)	—	—	—	535,299	—	535,299
Appropriation to statutory reserve (Note 28)	—	—	—	—	583,586	(583,586)	—	—	—
Dividends relating to 2005 (Note 31)	—	—	—	—	—	(1,384,146)	(1,384,146)	—	(1,384,146)

Balance at December 31, 2006	1,344,440	53,222,976	264,173	272,054	3,018,703	21,286,471	79,408,817	2,841	79,411,658

The accompany notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Expressed in thousands)

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$
Cash flows from operating activities
Cash generated from operations	(a)	27,703,311	33,974,778	38,522,310	4,936,163
Interest received		106,365	95,731	248,924	31,897
Interest paid		(2,310,270)	(1,792,398)	(1,206,933)	(154,654)
Tax paid		(1,680,111)	(1,474,423)	(2,113,144)	(270,774)

Net cash generated from operating activities		23,819,295	30,803,688	35,451,157	4,542,632

Cash flows from investing activities
Purchase of property, plant and equipment		(18,939,138)	(16,643,005)	(16,744,789)	(2,145,640)
Proceeds from sale of property, plant and equipment		53,970	91,851	59,341	7,604
Decrease in short-term bank deposits		250,769	379,568	86,637	11,101
Payment of direct acquisition cost of Unicom New Century		(4,566)	—	—	—
Payment of direct acquisition cost of Unicom New World		(14,039)	—	—	—
Purchase of Unicom International, net of cash acquired		44,267	—	—	—
Proceeds from of sale of Guoxin Paging, net of cash disposed		450,000	—	—	—
Purchase of other assets		(799,866)	(576,755)	(738,500)	(94,630)

Net cash used in investing activities		(18,958,603)	(16,748,341)	(17,337,311)	(2,221,565)

Cash flows from financing activities
Proceeds from exercise of share options		64,125	52,134	535,299	68,592
Proceeds from minority interest of a subsidiary in respect of share capital contribution		—	2,500	—	—
Proceeds from short-term bonds		—	9,690,800	6,949,700	890,519
Proceeds from short-term bank loans		10,224,971	12,532,071	2,143,000	274,599
Proceeds from long-term bank loans		11,083,383	5,798,657	1,345,050	172,352
Proceeds from issuance of convertible bonds		—	—	7,993,500	1,024,269
Repayment of short-term bonds		—	—	(9,731,800)	(1,247,011)
Repayment of short-term bank loans		(12,271,753)	(20,104,146)	(8,905,858)	(1,141,177)
Repayment of long-term bank loans		(17,245,641)	(19,928,416)	(10,348,059)	(1,325,977)
Dividends paid	31	(1,256,160)	(1,256,924)	(1,384,146)	(177,361)

Net cash used in financing activities		(9,401,075)	(13,213,324)	(11,403,314)	(1,461,195)

Net (decrease)/increase in cash and cash equivalents		(4,540,383)	842,023	6,710,532	859,872
Cash and cash equivalents, beginning of year		9,169,936	4,629,553	5,471,576	701,116

Cash and cash equivalents, end of year	14	4,629,553	5,471,576	12,182,108	1,560,988

Analysis of the balances of cash and cash equivalents:

Cash balances		4,756	9,319	4,458	571
Bank balances		4,650,708	5,462,257	12,177,650	1,560,417
Less: Restricted bank deposits	(i)	(25,911)	—	—	—

		4,629,553	5,471,576	12,182,108	1,560,988

Note (i): As of December 31, 2006, no bank balances (2004: RMB26 million; 2005: Nil) were restricted by the bank as collateral for long-term bank loans.

(a)	The reconciliation of income before income tax to cash generated from operations was as follows:

	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Income before income tax	6,470,592	7,101,697	6,495,816	832,359
Adjustments for:
Depreciation and amortization	19,011,074	20,368,181	22,422,812	2,873,209
Amortization of customer acquisition costs of contractual CDMA subscribers	6,120,737	5,947,631	4,205,253	538,852
Interest income	(102,907)	(96,196)	(259,040)	(33,193)
Interest expense	1,668,467	1,060,271	454,742	58,270
Loss on disposal of property, plant and equipment	10,537	25,134	144,644	18,534
Share-based compensation costs	88,957	108,417	146,294	18,746
Provision for doubtful debts	2,191,820	1,498,510	1,741,765	223,186
Unrealized loss on changes in fair value of derivative component of convertible bonds	—	—	2,396,592	307,094

Changes in working capital:
Increase in accounts receivable	(1,915,496)	(816,959)	(612,679)	(78,507)
(Increase)/decrease in inventories	(939,899)	1,006,820	(226,090)	(28,970)
Increase in other assets	(5,536,980)	(2,738,580)	(1,748,235)	(224,015)
Increase in prepayments and other current assets	(792,416)	(477,665)	(451,215)	(57,818)
(Increase)/decrease in amounts due from Domestic Carriers	(85,306)	131,434	(36)	(5)
Decrease in amounts due from Unicom Group	—	61,401	—	—
Decrease/(increase) in amounts due from related parties	70,516	(191,483)	215,983	27,676
Increase in payables and accrued liabilities	1,835,813	604,410	2,354,762	301,734
Increase in advances from customers	367,431	851,629	2,101,147	269,236
Increase/(decrease) in deferred revenue	244,486	(492,261)	(1,104,848)	(141,573)
Increase/(decrease) in amounts due to Domestic Carriers	169,733	(126,568)	28,969	3,712
(Decrease)/increase in amounts due to Unicom Group	(943,448)	38,094	6,987	895
(Decrease)/increase in amounts due to related parties	(230,400)	110,861	208,687	26,741

Cash generated from operations	27,703,311	33,974,778	38,522,310	4,936,163

(b)	Supplemental information:

Payables to equipment suppliers for construction-in-progress during 2006 increased by approximately RMB5.0 billion (2004: decreased by approximately RMB775 million; 2005: increased by approximately RMB633 million).
The accompany notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in RMB thousands unless otherwise stated)
1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of its registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited (“SEHK”) on June 22, 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on June 21, 2000.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (“A Share Company”, a joint stock company incorporated in the PRC on December 31, 2001, with its A shares listed on the Shanghai Stock Exchange on October 9, 2002). The majority of the equity interests in A Share Company are owned by China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). The directors of the Company consider Unicom Group to be the ultimate holding company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of buildings, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss. They have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). These accounting standards differ from that used in the preparation of statutory financial statements for PRC statutory reporting purposes, which are based on the accounting principles and financial regulations applicable to enterprises established in the PRC (“PRC GAAP”).

The principal adjustments made to conform to HKFRS include the following:
•	reversal of revaluation surplus and related depreciation and amortization charges arising from the revaluation of assets performed by independent valuers for the purpose of reporting to relevant PRC government authorities;

•	additional capitalization of borrowing costs;

•	capitalization of the direct costs associated with the acquisition of subsidiaries;

•	recognition of employee share-based compensation costs;

•	reversal of goodwill amortization and recognition of negative goodwill in opening retained earnings;

•	separation of the conversion option of convertible bond from the host debt contract and accounting for it as a derivative component at fair value through profit or loss;

•	capitalization and amortization of upfront non-refundable revenue and the related direct incremental costs for activating cellular subscribers; and

•	provision for deferred taxation on HKFRS adjustments.
As of December 31, 2006, the current liabilities of the Group had exceeded the current assets by approximately RMB29.9 billion (2005: RMB35.6 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the years ended December 31, 2004, 2005 and 2006 have been prepared under the going concern basis.
The preparation of the consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(a)	New accounting pronouncements in 2006:
(i)	The following are the series of amendments, new standards and interpretations issued by the HKICPA to existing standards that are not yet effective and have not been early adopted by the Group:
•	HKFRS 7, Financial instruments: Disclosures (effective for annual periods beginning on or after January 1, 2007). HKFRS 7 introduces new disclosures relating to financial instruments. This standard is not expected to have any impact on the classification and valuation of the Group’s financial instruments;

•	HKFRS 8, Operating segments (effective for annual periods beginning on or after January 1, 2009). HKFRS 8 sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates and its major customers. This standard is not expected to have any impact on the classification and presentation of the Group’s consolidated financial statements;

•	Amendment to HKAS 1, Presentation of financial statements — Capital Disclosure (effective for annual periods beginning on or after January 1, 2007). The amendment introduces new disclosures for managing capital. This amendment is not expected to have any impact on the classification and presentation of the Group’s consolidated financial statements;

•	HK(IFRIC)-Int 8, Scope of HKFRS 2 (effective for annual periods beginning on or after May 1, 2006). HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of HKFRS 2. HK(IFRIC)-Int 8 is not expected to have any impact on the Group’s consolidated financial statements;

•	HK(IFRIC)-Int 9, Reassessment of embedded derivatives (effective for annual periods beginning on or after June 1, 2006). HK(IFRIC)-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As the Group’s entities have not changed the terms of their contracts, HK(IFRIC)-Int 9 is not expected to have any impact on the Group’s consolidated financial statements;

•	HK(IFRIC)-Int 10, Interim financial reporting and impairment (effective for annual periods beginning on or after November 1, 2006). HK(IFRIC)-Int 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply HK(IFRIC)-Int 10 from January 1, 2007, but it is not expected to have any significant impact on the Group’s consolidated financial statements; and

•	HK(IFRIC)-Int 11, Group and treasury share transaction (effective for annual periods beginning on or after March 1, 2007). HK(IFRIC)-Int 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. HK(IFRIC)-Int 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. HK(IFRIC)-Int 11 is not expected to have a material impact on the Group’s consolidated financial statements.
(ii)	Interpretations to existing standards issued by the HKICPA that are not yet effective and not relevant for the Group’s operations:
•	HK(IFRIC)-Int 7, Applying the restatement approach under HKAS 29, Financial reporting in hyperinflationary economies (effective from March 1, 2006). HK(IFRIC)-Int 7 provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, HK(IFRIC)-Int 7 is not relevant to the Group’s operations; and

•	HK(IFRIC)-Int 12, Service concession arrangements (effective for annual periods beginning on or after January 1, 2008). HK(IFRIC)-Int 12 provides guidance on the accounting by operators for public-to-private service concession arrangements. As the Group does not have any public-to-private service concession arrangement, HK(IFRIC)-Int 12 is not relevant to the Group’s operations.
(b)	Adoption of HKFRS in 2005:

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS as listed below, which are relevant to the operations of the Group. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

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
HKAS 33 Earnings per Share
HKAS 36 Impairment of Assets
HKAS 38 Intangible Assets
HKAS 39 Financial Instruments: Recognition and Measurement
HKAS Int 15 Operating Leases — Incentives
HKFRS 2 Share-based Payments
HKFRS 3 Business Combinations

(i)	The adoption of new/revised HKAS 1, 2, 7, 8, 10, 16, 21, 23, 27, 28, 31, 32, 33, 39 and HKAS Int 15 did not result in substantial changes to the Group’s accounting policies.

(ii)	The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to other assets — long-term prepayment for lease of land. The upfront prepayments made for the leasehold land and land use rights are expensed in the statements of income on a straight-line basis over the period of the lease. In prior years, the leasehold land was accounted for at cost less accumulated depreciation.

The effects of adoption of revised HKAS 17 on the consolidated statements of income were:

	2004	2005
	RMB in millions	RMB in millions
Decrease in depreciation and amortization	(26)	(28)
Increase in general, administrative and other expenses	26	28
(iii)	HKAS 24 extended the identification of related parties and disclosure of related parties to include state-owned enterprises. Related parties include Unicom Group and its related parties, other state-owned enterprises and their subsidiaries directly or indirectly controlled by the PRC government (other than those shown on the face of balance sheets as related parties), other entities and corporations in which the Company is able to control, jointly control or exercise significant influence and key management personnel of the Company and Unicom Group as well as their close family members. Details of transactions with other major state-owned enterprises for the years ended December 31, 2004, 2005 and 2006 are set forth in Note 33.3.
(iv)	The adoption of HKFRS 2 resulted in a change in the accounting policy for share-based payments. Until December 31, 2004, the provision of share options to employees did not result in an expense in the statements of income. Effective on January 1, 2005, the Group expenses the cost of share options in the statements of income over the vesting period of the options. As a transitional provision, the cost of share options granted after November 7, 2002 and not yet vested on January 1, 2005 was expensed retrospectively in the statements of income of the respective periods. The adoption of HKFRS 2 resulted in a decrease in the retained earnings as of January 1, 2005 by approximately RMB111 million.

The effects of adoption of HKFRS 2 on the consolidated statements of income were:

	2004	2005
	RMB in millions	RMB in millions
Increase in employee benefit expenses	89	108
Decrease in basic earnings per share (RMB)	0.007	0.009
Decrease in diluted earnings per share (RMB)	0.007	0.009

(v)	The adoption of HKFRS 3, HKAS 36 and HKAS 38 resulted in a change in the accounting policy for goodwill/ negative goodwill. Until December 31, 2004, goodwill was amortized on a straight-line basis over 20 years, and assessed for any indication of impairment at each balance sheet date. In accordance with the provisions of HKFRS 3, the Group ceased amortization of goodwill from January 1, 2005, and the accumulated amortization as of December 31, 2004 was eliminated with a corresponding decrease in the cost of goodwill. Starting from January 1, 2005 onwards, goodwill is no longer amortized but is tested for impairment on an annual basis, as well as when there is indication of impairment.

Had the previous accounting policy for goodwill been applied in 2005, the effects of adoption of HKFRS 3 and HKAS 38 on the consolidated statements of income would have been:

	2004	2005
	RMB in millions	RMB in millions
Impact on depreciation and amortization (decrease)	—	171
Increase in basic earnings per share (RMB)	—	0.014
Increase in diluted earnings per share (RMB)	—	0.014
In addition, in accordance with HKFRS 3, from January 1, 2005, if the fair value of the net identifiable assets and liabilities acquired exceed the purchase consideration (i.e. an amount arising which would have been recorded as negative goodwill under the previous accounting policy), the excess is recognized immediately in the consolidated statement of income as it arises. Negative goodwill previously recognized has been derecognized at January 1, 2005, with a corresponding adjustment to the balance of retained earnings as of January 1, 2005 of the Group amounting to approximately RMB7 million.

(vi)	Upon the adoption of HKFRS on January 1, 2005, the Group changed its accounting policy for recognition of upfront non-refundable revenue (i.e. connection fee and receipts from SIM/UIM cards), which had previously been recognized upon the completion of activation services. Effective from January 1, 2005, upfront non-refundable revenue and the related direct incremental costs for activating cellular subscribers (including costs of SIM/UIM cards and commissions) are capitalized and amortized over the expected customer service periods. Direct incremental costs are capitalized only to the extent expected to be recoverable. The expected customer service period for the Cellular Business is estimated based on the expected stabilized churn rates of subscribers. Management judges that this change of accounting policy provides reliable and more relevant information because it better reflects the economic effects of the transactions. These changes in accounting policy for recognition of upfront and non-refundable revenue and direct incremental costs resulted in a decrease in the retained earnings as of December 31, 2005 by approximately RMB368 million.

The following table summarizes the effects of adoption of this accounting policy on the consolidated statements of income:

	2004	2005
	RMB in millions	RMB in millions
(Decrease)/increase in revenue	(244)	492
Increase in selling and marketing expenses	579	1,140
Decrease in costs of telecommunications products sold	917	786
Decrease in income tax expenses	102	40
Increase in basic earnings per share (RMB)	0.016	0.014
Increase in diluted earnings per share (RMB)	0.016	0.014

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards, wherever applicable. All of the new/revised standards adopted by the Group require retrospective application other than:

•	HKFRS 2 – only retrospective application for all equity instruments granted after November 7, 2002 and not vested at January 1, 2005; and

•	HKFRS 3 – prospectively from January 1, 2005.
2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to December 31.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group has acquired the equity interests of certain subsidiaries prior to 2005 (refer to Note 7 for details). The purchase method of accounting was used to account for the acquisition of those subsidiaries (including common control transactions) by the Group. Under the purchase method of accounting, the cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries would be changed when necessary to ensure consistency with the policies adopted by the Group.

Minority interest at the balance sheet date, being the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and statements of changes in equity within equity, separately from equity attributable to the equity holders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statements of income as an allocation of the total income or loss for the year between minority interests and the equity holders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports income, the Group’s interest is allocated all such income until the minority’s share of losses previously absorbed by the Group has been recovered.

2.3	Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Group has not presented geographical segments as the Group operates primarily in one geographical segment. This is also consistent with the Group’s internal financial reporting.

Unallocated costs primarily represent corporate expenses, income tax expense and unrealized loss on changes in fair value of derivative component of convertible bonds, whilst unallocated income represents interest income that cannot be identified to different operating segments. Segment assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash. Segment liabilities primarily comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

2.4	Foreign Currency Translation
(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (“the functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.
For the convenience of the reader, translation of amounts for RMB into United States dollars (“US$”) has been made at the noon buying rate in New York city for cable transfer payables in foreign currencies as certified for customers purposes by the Federal Reserve Bank of New York on December 29, 2006 of US$1.00=RMB7.8041. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2006, or at other rate.

2.5	Property, Plant and Equipment

Buildings are stated at valuation. Independent valuations are performed periodically with the last valuation being performed on values as of August 31, 2006. In the intervening years, the directors review the carrying value of buildings and adjustment is made where in the directors’ opinion there has been a material change in value. Any increase in the values of the buildings is credited to the revaluation reserve; any decrease is first offset against the increase on earlier valuations recorded in the revaluation reserve, in respect of the same asset and is thereafter charged to the statement of income. Upon the disposal of revalued buildings, the realized portion of the revaluation reserve is transferred from the revaluation reserve to retained earnings.

Other property, plant and equipment, comprising leasehold improvements, plant, telecommunications equipment, office furniture, fixtures and others, are stated at historical cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the statement of income during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs or revalued amounts less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10–40 years	3%
Telecommunications equipment	3–15 years	3%
Office furniture, fixtures and others	5–15 years	3%
Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Construction-in-progress (“CIP”) represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.8).

The gain or loss on disposal of a property, plant or equipment is the differences between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the statement of income. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

2.6	Goodwill/Negative Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Prior to the adoption of HKFRS 3 on January 1, 2005, goodwill was carried at cost less accumulated amortization and accumulated impairment losses. In year 2004, goodwill was amortized using the straight-line method over the estimated economic lives of the acquired business. Goodwill arising on major strategic acquisitions of the Group to expand its geographical market coverage was amortized over 20 years.

Negative goodwill represents the excess of the fair value of the Group’s share of the net identifiable assets and liabilities of the acquired subsidiary over the cost of acquisition at the date of acquisition. Prior to the adoption of HKFRS on January 1, 2005, negative goodwill was recognized using the straight-line method over the remaining weighted average useful life of acquired identifiable non-monetary assets.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 resulted in a change in the accounting policy for goodwill/negative goodwill. Effective from January 1, 2005, the Group ceased amortization of goodwill, and the accumulated amortization as of December 31, 2004 was eliminated with a corresponding decrease in the cost of goodwill. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

In addition, in accordance with HKFRS 3, from January 1, 2005 onwards, if the fair value of the net identifiable assets and liabilities acquired exceed the cost of an acquisition (i.e. an amount arising which would have been known as negative goodwill under the previous accounting policy), the excess is recognized immediately in the consolidated statement of income as it arises. Negative goodwill recognized prior to January 1, 2005 was derecognized at January 1, 2005, with a corresponding adjustment to the balance of retained earnings as of January 1, 2005 of the Group.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Group has allocated goodwill to the GSM Business and the CDMA Business which it operates (Note 2.8).

2.7	Other Assets

Other assets mainly represent (i) capitalized direct incremental costs for activating GSM and CDMA subscribers; (ii) customer acquisition costs under contractual CDMA subscriber packages; (iii) computer software; (iv) prepaid rentals for premises and leased lines; and (v) prepayment for lease of land.

Capitalized direct incremental costs for activating GSM and CDMA subscribers, including costs of SIM/UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are amortized over the expected customer service periods. The expected customer service periods are estimated based on the expected stabilized churn rates of subscribers.

Customer acquisition costs under contractual CDMA subscriber packages represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Such customer acquisition costs, to the extent recoverable, are amortized over the contractual period (not exceeding 2 years) during which the minimum contract revenue is expected to flow to the Group. Customer acquisition costs of contractual CDMA subscribers are included in “prepayment and other current assets” when the customer contract is within 1 year of expiry, whereas they are recorded as “other assets” when the unexpired contract period is over 1 year.

Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives.

Long-term prepaid rental for premises and leased lines are amortized using a straight-line method over the lease period.

Long-term prepayments for lease of land are amortized over the period of the lease on a straight-line basis.

2.8	Impairment of Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortization and are tested for impairment at each balance sheet date. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered from impairment are reviewed for possible reversal of the impairment at each reporting date.

2.9	Inventories

Inventories, which principally comprise handsets, SIM cards, UIM cards and accessories, are stated at the lower of cost and net realizable value. Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for all the inventories including those CDMA handsets for promotional package purpose is determined on the basis of anticipated sales proceeds less estimated selling expenses.

2.10	Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognized at fair value, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets’ carrying amount and the present value of estimated future cash flows. The carrying amount of the assets is reduced through the use of a provision account, and the amount of the loss is recognized in the statement of income. When a receivable is uncollectible, it is written off against the provision account for receivables. Subsequent recoveries of amounts previously written off are credited to the statement of income.

2.11	Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.12	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.13	Convertible Bonds

As the functional currency of the Group is RMB, the conversion of the convertible bonds denominated in Hong Kong Dollars will not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Group, for a fixed number of the Company’s shares. In accordance with the requirements of HKAS 39, Financial Instruments — Recognition and Measurement, the convertible bond contract must be separated into two component elements: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds.

On the issue of the convertible bonds, the fair value of the embedded conversion option was calculated using the Binomial model. The derivative component, the embedded conversion option, is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the statement of income in the period when the change occurs. The remainder of the proceeds is allocated to the debt element of the bonds, net of transaction costs, and is recorded as the liability component. The liability component is subsequently carried at amortized cost until extinguished on conversion or redemption. Interest expense is calculated using the effective interest method by applying the effective interest rate to the liability component through the maturity date.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognized in the statement of income.

2.14	Deferred Revenue and Advances from Customers
(a)	Deferred revenue

Deferred revenue represents upfront non-refundable revenue, including connection fee and receipts from activation of SIM/UIM cards relating to GSM and CDMA businesses, which are deferred and recognized over the expected service period.

(b)	Advances from customers

Advances from customers are amounts paid by customers for GSM and CDMA prepaid cards, Internet protocol (“IP”) telephone cards and other calling cards, GSM and CDMA prepaid service fees which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognized as revenues upon the rendering of services.

2.15	Employee Benefits
(a)	Retirement benefits

For defined contribution plan, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a reduction in the future payments is available.

(b)	Housing benefits

The Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred.

(c)	Share-based compensation costs

The Group operates an equity-settled share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted excluding the impact of any non-market vesting conditions (for example, revenue and profit targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to become exercisable. The Group recognizes the impact of the revision of original estimates, if any, in the statement of income, and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the share options are exercised.
2.16	Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.17	Revenue Recognition
(a)	Revenue comprises the fair value of the consideration received or receivable for the services and sales of telecommunications products in the ordinary course of the Group’s activities. Revenue is shown net of business tax, government surcharges, returns and discounts and after eliminating revenue within the Group.

Revenue is recognized when it is probable that the economic benefits associated with a transaction will flow to the Group and when the revenue and cost can be measured reliably, on the following basis:
•	usage fees are recognized when the service is rendered;

•	monthly fees are recognized as revenue in the month during which the services are rendered;

•	revenue from telephone cards, which represent service fees received from customers for telephone services, is recognized when the related service is rendered upon actual usage of the telephone cards by customers;

•	leased lines and indefeasible rights of use (“IRU”) are treated as operating leases with rental income recognized on a straight-line basis over the lease term, except for the lease of specific and identified network assets that transfer substantially all the risks and rewards incidental to the ownership to the lessee, which is recognized as capacity sales;

•	value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, CDMA1X wireless data services and secretarial services to subscribers, is recognized when service is rendered; and

•	sales of telecommunications products, which mainly represent handsets and accessories, are recognized when title has been passed to the buyers.
(b)	Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.

(c)	Dividend income

Dividend income is recognized when the rights to receive payment is established.

2.18	Leases (as the lessee)
(a)	Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the statement of income on a straight-line basis over the period of the lease.

(b)	Finance lease

Leases of assets where the Group have substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the liability balance outstanding. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicits in the lease payment is recognized in the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
2.19	Costs under Subscriber Point Reward Program

The estimated costs of providing telecommunications services or providing non-cash gifts under the subscriber point reward program are calculated based on the value of bonus points awarded to subscribers, and are recognized as selling and marketing expenses when subscribers accumulate bonus points. The value of a bonus point and the criteria for awarding bonus points are established by the Group at the inception of the program.

2.20	Borrowing Costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalized as part of the cost of that asset. Capitalization of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalized up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period should not exceed the amount of borrowing costs incurred during that period. Other borrowing costs are recognized as expenses when incurred.

The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varies from 3.60% to 5.83% for the year ended December 31, 2006 (2004: 4.78% to 5.73%; 2005: 3.60% to 5.58%).

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

2.24	Contingent Liabilities and Contingent Assets

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

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent assets are not recognized but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognized.

2.25	Earnings per Share and per American Depositary Share (“ADS”)

Basic earnings per share is computed by dividing the income attributable to equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the income attributable to equity holders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted earnings per ADS are computed by multiplying the net income per share by 10, which is the number of shares represented by each ADS.
3. FINANCIAL RISK MANAGEMENT
3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk and fair value interest rate risks), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Financial risk management is carried out by the Group’s finance department in headquarter, following the overall directions determined by the Board of Directors. The Group’s finance department identifies and evaluates financial risks in close co-operation with the Group’s operating units.
(a)	Market risk
(i)	Foreign exchange risk

The Group’s businesses are mainly conducted in RMB, except for certain subsidiaries located in Hong Kong, Macau and United States of America (“USA”). Dividends to equity holders are declared in RMB and paid in HK dollars. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars and HK dollars. As of December 31, 2006, the Group had approximately USD1.0 billion bank loans and a USD1.3 billion convertible bonds recorded in the financial statements. The Group also had cash and cash equivalents and short-term bank deposits of USD501 million and HKD664 million in total. The Group has not used any forward contracts or foreign currency swap arrangements to hedge its exposure to currency risk. However, the Group’s finance department in headquarter continuously monitors the foreign exchange risk regarding loans and deposits denominated in foreign currency.

(ii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Apart from this, the Group’s income and operating cash flows are substantially independent of changes in market interest rates.

The Group’s interest rate risk arises from long-term bank loans and liability component of convertible bonds. Bank loans issued at floating rates expose the Group to cash flow interest-rate risk. Bank loans, short-term bonds and liability component of convertible bonds issued at fixed rates expose the Group to fair value interest rate risk. As of December 31, 2006, RMB315 million (2005: RMB7,442 million) of long-term bank loans and RMB7,087 million (2005: RMB9,866 million) of short-term bonds and RMB7,117 million (2005: Nil) of liability component of convertible bonds were at fixed rates, while RMB7,809 million (2005: RMB9,684 million) of long-term bank loans were at floating rates.

The Group does not expect any significant changes in interest rates which might materially affect the Group’s results of operations.
(b)	Credit risk

The Group has no significant concentrations of credit risk. The extent of the Group’s credit exposure is mainly represented by the aggregate balance of accounts receivable for services and amounts due from related parties and other operators.

The Group has policies that limit the amount of credit exposure to accounts receivable for services and amounts due from related parties and other operators. The normal credit period granted by the Group is on an average 30 days from the date of invoice. The utilization of credit limits is regularly monitored by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of available financing, including short-term bank loans and issuance of bonds. Due to the dynamic nature of the underlying businesses, the Group’s finance department in headquarter maintains adequate amount of cash and cash equivalents and flexibility in funding through having available sources of financing.
3.2	Fair value estimation

The estimate of the fair value of the conversion option of the convertible bonds, that is separated from the host debt contract and accounted for as a derivative liability, is determined by using valuation techniques. The Group selects an appropriate valuation method and makes assumptions with reference to market conditions existing at each balance sheet date. Please refer to Note 17 for details.

The carrying value of trade receivables (net of impairment provision) and payable are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, may not equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
(a)	Depreciation on property, plant and equipment

Depreciation on the Group’s property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to residual values over the estimated useful lives. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account of anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change. The cost or revalued amount and accumulated depreciation of property, plant and equipment as of December 31, 2006 amounted to RMB205.8 billion (2005: RMB186.7 billion) and RMB94.4 billion (2005: RMB74.3 billion), respectively.

(b)	Impairment of non-current assets

The Group tests whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is a significant change in management’s assumptions and the estimated recoverable amounts of the non-current assets, the Group’s future results would be significantly affected.

(c)	Provision for doubtful debts

Accounts receivables are stated at costs, less provision for doubtful debts. The Group evaluates specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. The Group records a provision based on its best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as of each reporting date, the Group makes a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining balances. The Group makes such estimates based on its past experience, historical collection patterns, subscribers’ credibility and collection trends. For general subscribers of Cellular, Long Distance, Data and Internet businesses, the Group makes a full provision for receivables aged over 3 months, which is consistent with its credit policy with respect to relevant subscribers.

The Group’s estimates described above are based on past experience, subscribers’ credibility and collection trends. If circumstances change (e.g. due to factors including developments in the Group’s business and the external market environment), the Group may need to re-evaluate its policies on doubtful debts, and make additional provisions in the future.

(d)	Provision for subscriber point reward program

The Group has implemented a subscriber point reward program, which is a bonus point based scheme that rewards subscribers according to their service consumption, loyalty and payment history. The cost of the subscriber point reward program is charged to the statement of income as “selling and marketing” expenses, instead of a reduction of revenue. The estimated liability is recognized based on (i) the value of each bonus point awarded to subscribers, and (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date. If subscribers redeem rewards or their entitlements expire, the provision is adjusted accordingly. The Group has recognized a liability for this program amounting to RMB556 million as of December 31, 2006 (2005: RMB337 million). As the Group has not had much historical incentive redemption experience in the past, the Group may need to re-assess the method for accruing for the potential bonus point liability when there is a more stabilized and reliable historical redemption statistics in future.

(e)	Income tax and deferred taxation

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

For the evaluation of temporary differences, the Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to interest on loans from China-China-Foreign (“CCF”) joint ventures, loss arising from terminations of CCF arrangements (Note 9(g)), provisions for doubtful debts and write-down of inventory to net realizable value and additional depreciation deductible for tax purposes. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to RMB0.31 billion as of December 31, 2006 (2005: RMB0.34 billion). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from the continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary.

(f)	Fair value of conversion option

On July 5, 2006, the Company issued a zero coupon convertible bonds with an aggregate principal amount of USD1 billion. The three-year convertible bonds was issued with a conversion price of HKD8.63 and will mature on July 5, 2009. The embedded conversion option has been separated from the host debt contract and accounted for as a derivative liability carried at fair value through profit or loss (Note 17). The fair value of this conversion option which is not traded in an active market is determined by using valuation techniques. The Group uses its judgement to select an appropriate valuation method and makes assumptions that are mainly based on market conditions existing at each balance sheet date. The valuation model requires the input of subjective assumptions, including the volatility of share price, stock closing price, dividend yield, risk-free rate, and expected option life. Changes in subjective input assumptions can materially affect the fair value estimate. For the year ended December 31, 2006, the unrealized loss resulting from changes in fair value of the conversion option of the convertible bonds was approximately RMB2.4 billion.

4.2	Critical judgements in applying the entity’s accounting policies
(a)	Capitalization of CDMA customer acquisition costs

The Group has been operating the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, the Group offers certain promotional packages. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use at no additional charge during the specified contract period ranging from six months to two years. In return, the subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given for their use. In addition, to secure contract performance, these subscribers are required under their contracts to (1) prepay certain amounts of service fees or deposits, (2) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate the Group for any loss in the event of the subscriber’s non-performance of related contractual obligations.

The Group considers the costs of the CDMA handsets provided to contractual subscribers under these promotional packages as customer acquisition costs for the development of these new CDMA contractual subscribers. Such customer acquisition costs are deferred to the extent expected to be recoverable, and amortized over the contractual periods (not exceeding two years), over which future economic benefits are expected to flow to the Group in the form of minimum contract revenue.

The Group determined its accounting policy for capitalization of customer acquisition costs of contractual CDMA subscribers after a careful evaluation of specific facts and circumstances, and believes that the capitalization of such costs is appropriate because future economic benefits are expected to flow to the Group in the form of future contractual revenues, taking into consideration (1) the historically high ARPUs and low churn rate, and low default or bad debt rates of these subscribers; (2) the Group’s established procedures in and the relative low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as non-refundable prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

Therefore, the Group believes that the customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalization and amortization of these customer acquisition costs is an appropriate accounting policy. Furthermore, the Group continuously assesses and evaluates the recoverability of these customer acquisition costs, based on detailed review of historical subscriber churn rates and estimated default rate. Based on the Group’s current assessment and evaluation, the Group believes that there is no significant problem in recovering the carrying amounts of the customer acquisition costs as of the balance sheet date.

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

(b)	Recognition of upfront non-refundable revenue and direct incremental costs

The Group defers and amortizes upfront non-refundable revenue, including connection fees and activation fees of SIM cards or UIM cards from cellular subscribers over the expected customer service period. Accordingly, the related direct incremental costs of acquiring and activating GSM and CDMA subscribers, including costs of SIM or UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are also capitalized and amortized over the same expected customer service period. The Group only capitalizes costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statement of income immediately.

The expected customer service period for the cellular business is estimated based on the expected stabilized churn rates of subscribers after taking into consideration factors such as customer retention experience, the expected level of competition, the risk of technological or functional obsolescence of our services and the current regulatory environment. If the estimate of the expected stabilized churn rate changes for future periods as a result of unexpected changes in competition environment, telecommunication technology or regulatory environment, the amount and timing of recognition of these direct incremental costs and our deferred revenue would also change.

(c)	Lease of CDMA network capacity

Pursuant to a CDMA lease agreement signed by the Group and Unicom Group’s wholly-owned subsidiary, Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”) in 2002 ( “Original CDMA Lease Agreement”), Unicom New Horizon agreed to lease the capacity of the CDMA network to the Group.

According to the terms of the Original CDMA Lease Agreements, the initial lease period is for one year, renewable for additional one-year term at the Group’s option. The Group has the exclusive right to lease and operate the CDMA network capacity in the relevant regions. Also, the Group has the option to add or reduce the capacity leased by giving specified period of advance notice. The lease fee per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return rate of 8%. The Group has the option to purchase the network assets based on the appraised value of the network determined by an independent appraiser.

Unicom New Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all construction contracts with suppliers and constructors. The Group believes it only bears the risks associated with the operation of the CDMA business during the relevant leasing periods and is free from any ownership risks of the CDMA network and the risks and rewards of ownership of the leased assets rest substantially with the lessor.

At the inception of the Original CDMA Lease Agreement, there was a high degree of uncertainty related to the market condition and operating results of the CDMA business. It was highly uncertain whether the Group would continue to lease the network in the future or to estimate the future network capacity to be leased. The Group was also unable to determine whether or not they would exercise the purchase option in future. Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remained with Unicom Group and Unicom New Horizon, the Group accounted for the leasing of the CDMA network as operating leases for the initial three-year lease period, so as to reflect the respective rights and obligations of the relevant parties to the Original CDMA Lease Agreement.

On March 24, 2005, the Group entered into another CDMA Lease Agreement ( “2005 CDMA Lease Agreement”) with Unicom Group and Unicom New Horizon to replace the Original CDMA Lease Agreement. Key terms of the 2005 CDMA Lease Agreement, including exclusive operating rights and purchase option, are substantially similar to those contained in the Original CDMA Lease Agreement except that the CDMA lease has an initial term of two years and the lease fee of the CDMA Network is to be determined on the basis of the audited CDMA service revenue. Given that the uncertainties continued, the Group considered the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Group and Unicom New Horizon, and has concluded the leasing of the CDMA network continues to be an operating lease.

On October 26, 2006, the Group entered into a new CDMA Lease Agreement (the “2006 CDMA Lease Agreement”) with Unicom Group and Unicom New Horizon to renew the 2005 CDMA Lease Agreement effective from January 1, 2007. Pursuant to the 2006 CDMA Lease Agreement, the initial lease period is for one year, renewable for an additional one-year term at the Group’s option. The lease fee of the CDMA network for 2007 and 2008 is as follows:
•	31% of the audited CDMA service revenue of the lessee for each of the years 2007 and 2008; or

•	30% of the audited CDMA service revenue of the lessee for the year 2007 or 2008, where the audited CDMA income before taxation of the lessee for the relevant year is less than the audited CDMA income before taxation of the lessee for the year 2006 as set out in the relevant annual audited financial statements of the lessee.
Under the 2006 CDMA Lease Agreement, the annual lease fee of the CDMA network shall not be less than a certain minimum level (the “Minimum Lease Fee”) regardless of the amount of CDMA service revenue for that year. The Minimum Lease Fee for 2007 shall be 90% of the total amount of lease fee paid by the Group to Unicom New Horizon for 2006 pursuant to the 2005 CDMA Lease Agreement. The Minimum Lease Fee for 2008 shall be 90% of the total amount of lease fee paid by the Group to Unicom New Horizon for 2007 pursuant to the 2006 CDMA Lease Agreement. The level of lease fee under the 2006 CDMA Lease Agreement has been set by reference to the Group’s view of the industry trends, including factors such as CDMA subscribers and average revenue per user per month levels.

At the inception of the 2006 CDMA Lease Agreement, the Group believes the uncertainties of the CDMA business continue to exist, particularly due to the fact that (i) the service revenue of CDMA business was stagnant in 2006; (ii) the uncertainty of the future success of CDMA business arising from keen market competition; and (iii) the uncertainty of the future changes in technology, technological standards and government regulatory environment. Moreover, at the inception of the 2006 CDMA Lease Agreement, the Group was still unable to determine whether it would renew the lease after the initial one-year lease term or whether it would exercise the purchase option. As a result, the Group considered the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Group and Unicom New Horizon, and has concluded the leasing of the CDMA network will still be accounted for as an operating lease in 2007. At the beginning of each future lease term, the Group will reassess the appropriate classification based on the relevant factors and circumstances at that time.

Based on the above accounting judgement made, the operating lease expense for the leasing of CDMA network has been recorded in the statement of income, and the carrying value of the CDMA assets and the related liabilities have not been reflected in the balance sheets. For the year ended December 31, 2006, the lease expense of approximately RMB8.08 billion (2004: 6.59 billion; 2005: RMB7.92 billion) was recorded under leased lines and network capacities in the statement of income.

5.	SEGMENT INFORMATION

The Group comprises four business segments based on the various types of telecommunications services mainly provided to customers in Mainland China. The major business segments operated by the Group are classified as below:
•	GSM Business — the provision of GSM telephone and related services;

•	CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network from Unicom New Horizon;

•	Data and Internet Business — the provision of domestic and international data, Internet and other related services; and

•	Long Distance Business — the provision of domestic and international long distance and other related services.
The Group’s primary measure of segment results is based on segment income or loss before income tax. Unallocated costs primarily represent corporate expenses, income tax expense and unrealized loss on change in fair value of derivative component of convertible bonds, whilst unallocated income represents interest income that cannot be identified to different operating segments.

5.1 Business Segments

	2006							2005
			Data and	Long						Data and	Long
	GSM	CDMA	Internet	Distance	Unallocated			GSM	CDMA	Internet	Distance	Unallocated
	Business	Business	Business	Business	amounts	Elimination	Total	Business	Business	Business	Business	amounts	Elimination	Total
Revenue (Turnover):
Usage fee	33,609,094	14,695,758	1,770,321	64,337	—		50,139,510	32,077,305	16,726,678	2,540,574	599,251	—		51,943,808
Monthly fee	7,370,440	5,025,422	—	—	—		12,395,862	6,840,720	4,905,538	—	—	—		11,746,258
Interconnection revenue	4,914,964	1,732,360	92,140	424,792	—		7,164,256	3,466,067	1,398,577	102,989	434,577	—		5,402,210
Leased lines rental	—	—	473,708	574,728	—		1,048,436	—	—	393,659	489,969	—		883,628
Value-added service revenue	11,543,343	5,314,118	—	—	—		16,857,461	7,966,629	4,115,542	—	—	—		12,082,171
Other revenue	1,852,580	525,484	39,147	4,565	—		2,421,776	1,784,807	430,601	12,745	776	—		2,228,929

Total services revenue	59,290,421	27,293,142	2,375,316	1,068,422	—		90,027,301	52,135,528	27,576,936	3,049,967	1,524,573	—		84,287,004
Sales of telecommunications products	8,174	4,257,118	1,900	—	—		4,267,192	3,174	2,743,337	7,226	8,090	—		2,761,827

Total revenue from external customers	59,298,595	31,550,260	2,377,216	1,068,422	—		94,294,493	52,138,702	30,320,273	3,057,193	1,532,663	—		87,048,831
Intersegment revenue	—	—	2,978,468	1,783,015	—	(4,761,483)	—	—	—	2,553,242	1,189,531	—	(3,742,773)	—

Total revenue	59,298,595	31,550,260	5,355,684	2,851,437	—		94,294,493	52,138,702	30,320,273	5,610,435	2,722,194	—		87,048,831
Leased lines and network capacities	(235,033)	(8,160,189)	(303,858)	(64,785)	—		(8,763,865)	(253,790)	(8,035,534)	(369,644)	(88,349)	—		(8,747,317)
Interconnection charges	(9,498,433)	(3,449,676)	(481,528)	(927,468)	—	4,761,483	(9,595,622)	(7,207,123)	(3,345,180)	(600,462)	(962,378)	—	3,742,773	(8,372,370)
Depreciation and amortization	(18,614,663)	(717,828)	(2,419,598)	(670,191)	(532)		(22,422,812)	(17,315,209)	(614,297)	(1,886,178)	(551,045)	(1,452)		(20,368,181)
Employee benefit expenses	(4,136,669)	(1,529,543)	(527,358)	(272,653)	(182,476)		(6,648,699)	(3,550,780)	(1,176,502)	(492,376)	(297,160)	(99,494)		(5,616,312)
Selling and marketing	(9,336,325)	(9,007,838)	(683,402)	(224,078)	(61)		(19,251,704)	(7,546,848)	(11,308,449)	(1,386,790)	(315,791)	—		(20,557,878)
General, administrative and other expenses	(9,481,491)	(2,849,754)	(797,130)	(259,900)	(27,293)		(13,415,568)	(8,054,364)	(2,537,950)	(867,670)	(259,705)	(21,871)		(11,741,560)
Cost of telecommunications products sold	(188,239)	(4,735,533)	(6,197)	(19)	—		(4,929,988)	(80,674)	(3,477,893)	(16,315)	(434)	—		(3,575,316)
Unrealized loss on changes in fair value of derivative component of convertible bonds	—	—	—	—	—		(2,396,592)	—	—	—	—	—		—
Finance costs	(475,456)	(46,359)	(35,512)	(54,229)	(467,026)	424,362	(654,220)	(943,214)	(42,368)	(37,043)	(66,787)	(223,682)	213,773	(1,099,321)
Interest income	122,601	6,846	12,483	2,323	539,149	(424,362)	259,040	64,626	8,958	2,915	3,807	229,663	(213,773)	96,196
Other gains (loss) — net	23,474	1,027	246	(3,409)	15		21,353	25,591	9,043	65	229	(3)		34,925

Segment income (loss) before income tax	7,478,361	1,061,413	113,830	377,028	(138,224)		6,495,816	7,276,917	(199,899)	(43,063)	184,581	(116,839)		7,101,697

Income tax expenses							(2,763,885)							(2,170,411)

Net income							3,731,931							4,931,286

Attributable to:
Equity holders of the Company							3,731,824							4,931,052
Minority interest							107							234

							3,731,931							4,931,286

Other information:
Provision for doubtful debts	1,124,113	457,942	106,883	52,827	—		1,741,765	867,154	458,161	139,327	33,868	—		1,498,510

Capital expenditures for segment assets (a)	10,577,010	—	2,500,814	2,640,789	5,827,151		21,545,764	7,333,030	—	1,962,796	2,162,637	6,154,335		17,612,798

	December 31, 2006							December 31, 2005
			Data and							Data and
	GSM	CDMA	Internet	Long Distance	Unallocated			GSM	CDMA	Internet	Long Distance	Unallocated
	Business	Business	Business	Business	amounts	Elimination	Total	Business	Business	Business	Business	amounts	Elimination	Total
Total segment assets	107,288,975	7,722,626	8,300,155	16,810,768	56,477,257	(50,161,795)	146,437,986	107,723,037	4,087,906	7,518,912	17,794,349	55,667,580	(50,161,795)	142,629,989

Total segment liabilities	38,594,177	7,666,939	2,801,914	3,673,741	14,289,557		67,026,328	45,706,440	5,620,722	2,519,018	4,973,134	7,523,596		66,342,910

	2004
	GSM	CDMA	Data and Internet	Long Distance	Unallocated
	Business	Business	Business	Business	amounts	Elimination	Total
Revenue (Turnover):
Usage fee	31,997,020	16,164,333	2,685,083	879,281	—		51,725,717
Monthly fee	6,922,400	4,638,024	—	—	—		11,560,424
Interconnection revenue	2,614,268	927,288	131,371	454,383	—		4,127,310
Leased lines rental	—	—	344,014	512,134	—		856,148
Value-added service revenue	4,818,822	2,370,872	461,492	—	—		7,651,186
Other revenue	1,156,442	277,157	40,774	2,211	—		1,476,584

Total services revenue	47,508,952	24,377,674	3,662,734	1,848,009	—		77,397,369
Sales of telecommunications products	4,128	1,668,444	14,782	2,401	—		1,689,755

Total revenue from external customers	47,513,080	26,046,118	3,677,516	1,850,410	—		79,087,124
Intersegment revenue	135,521	107,477	2,059,881	1,264,140	—	(3,567,019)	—

Total revenue	47,648,601	26,153,595	5,737,397	3,114,550	—		79,087,124
Leased lines and network capacities	(284,092)	(6,685,059)	(361,412)	(67,565)	—		(7,398,128)
Interconnection charges	(6,452,988)	(2,794,843)	(917,294)	(918,480)	—	3,567,019	(7,516,586)
Depreciation and amortization	(16,118,746)	(438,957)	(1,795,499)	(530,695)	(127,177)		(19,011,074)
Employee benefits expenses	(2,917,299)	(861,614)	(443,466)	(279,664)	(113,014)		(4,615,057)
Selling and marketing	(6,324,638)	(11,347,712)	(1,387,453)	(463,477)	—		(19,523,280)
General, administrative and other expenses	(7,068,838)	(2,206,458)	(865,889)	(320,115)	(38,941)		(10,500,241)
Cost of telecommunications products sold	(135,172)	(2,399,360)	(22,371)	(5,742)	—		(2,562,645)
Finance costs	(1,606,741)	(36,755)	(17,569)	(36,962)	(112,429)	114,381	(1,696,075)
Interest income	67,526	11,093	5,504	3,653	129,512	(114,381)	102,907
Other gains (loss), net	22,382	42,695	(1,195)	140	39,625		103,647

Segment income (loss) before income tax	6,829,995	(563,375)	(69,247)	495,643	(222,424)		6,470,592

Income tax expenses							(1,977,141)

Net income							4,493,451

Attributable to:
Equity holders of the Company							4,493,451
Minority interest							—

							4,493,451

Other information:
Provision for doubtful debts	1,317,374	645,470	164,514	64,462	—		2,191,820

Capital expenditures for segment assets (a)	6,396,406	—	2,444,623	1,949,202	7,373,877		18,164,108

	December 31, 2004
	GSM	CDMA	Data and Internet	Long Distance	Unallocated
	Business	Business	Business	Business	amounts	Elimination	Total
Total segment assets	102,693,857	7,119,115	9,470,980	18,042,840	62,101,761	(50,390,158)	149,038,395

Total segment liabilities	51,493,461	8,624,230	4,437,311	5,408,689	6,632,463		76,596,154

(a) Capital expenditures classified under “Unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

5.2	Geographical Segments

The customers of the Group’s services are mainly in mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue.

In addition, although the Group has its corporate headquarter in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group’s principal activities are conducted in mainland China. For 2004, 2005 and 2006, substantially all capital expenditures were incurred to acquire assets located in mainland China and less than 10% of the Group’s assets and operations are located outside mainland China. Accordingly, no geographical segment information is presented.
6. PROPERTY, PLANT AND EQUIPMENT

	2006						2005
			Office
		Tele-	furniture,
		communications	fixtures and	Leasehold	Construction-
	Buildings	equipment	others	improvements	in-progress	Total	Total
Cost or valuation:
Beginning of year	13,614,937	144,752,704	8,370,669	1,120,171	18,826,688	186,685,169	173,835,655
Revaluation surplus	200,330	—	—	—	—	200,330	—
Additions	566,212	348,077	139,036	—	20,492,439	21,545,764	17,612,798
Transfer from CIP	737,505	23,240,505	1,532,868	477,166	(25,988,044)	—	—
Reclassification to other assets (Note 36)	(528,428)	—	—	—	—	(528,428)	(4,194,413)
Disposals	(22,296)	(1,478,238)	(425,924)	(214,304)	—	(2,140,762)	(568,871)

End of year	14,568,260	166,863,048	9,616,649	1,383,033	13,331,083	205,762,073	186,685,169

Representing:
At cost	2,036,229	166,863,048	9,616,649	1,383,033	13,331,083	193,230,042	184,314,396
At valuation	12,532,031	—	—	—	—	12,532,031	2,370,773

	14,568,260	166,863,048	9,616,649	1,383,033	13,331,083	205,762,073	186,685,169

Accumulated depreciation:
Beginning of year	3,110,261	66,942,910	3,502,469	741,937	14,307	74,311,884	55,343,535
Charge for the year	454,958	19,524,750	1,753,763	271,990	—	22,005,461	19,931,501
Reclassification to other assets (Note 36)	—	—	—	—	—	—	(511,266)
Disposals	(16,473)	(1,418,541)	(287,459)	(214,304)	—	(1,936,777)	(451,886)

End of year	3,548,746	85,049,119	4,968,773	799,623	14,307	94,380,568	74,311,884

Net book value:
End of year	11,019,514	81,813,929	4,647,876	583,410	13,316,776	111,381,505	112,373,285

Beginning of year	10,504,676	77,809,794	4,868,200	378,234	18,812,381	112,373,285	118,492,120

For the year ended December 31, 2006, interest expense of approximately RMB423 million (2004: RMB648 million; 2005: RMB683 million) was capitalized to construction-in-progress.

During 2006, the Group engaged an independent property valuation firm to undertake a valuation of the buildings of the Group as of August 31, 2006 (“2006 Revaluation”), using the replacement cost or open market value approach, as appropriate. Based on the 2006 Revaluation, an additional revaluation surplus of approximately RMB200 million was recognized. The valuation surplus net of the related deferred income tax of approximately RMB105 million (Note 9) was credited to revaluation reserve in shareholders’ equity. The accumulated revaluation surplus on the buildings resulting from all previous and current valuations of the buildings as of December 31, 2006 was RMB272 million. As of December 31, 2006, the carrying value of buildings would have been approximately RMB10,701 million (2005: RMB10,379 million) had they been stated at historical cost less accumulated depreciation. The directors considered the fair values of these buildings were not materially different from their carrying values as of December 31, 2006. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB8.80 million for 2006 (2004: RMB8.80 million; 2005: RMB8.80 million).
Telecommunications equipment held under finance leases represents wireless public phone equipment. As of December 31, 2006, net book value of wireless public phone equipment under finance leases amounted to approximately RMB231 million (2005: RMB354 million) (Note 18).
For the year ended December 31, 2006, the Group recognized loss on disposal of property, plant and equipment of approximately RMB145 million (2004: RMB11 million; 2005: RMB25 million).
For comparative purpose, the carrying value of land use rights underlying the buildings acquired from third parties amounting to approximately RMB3.7 billion was reclassified from “Property, plant and equipment” to “Other assets” in the 2005 comparative consolidated balance sheet.

7.	GOODWILL

	2005	2006
Cost:
Goodwill arising from acquisitions	3,143,983	3,143,983

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. in 2002 and 2003 respectively represented the excess of the purchase considerations over the Group’s shares of the fair values of the separately identifiable net assets acquired.
Goodwill is allocated to the Group’s cash-generating units (“CGU”) identified according to business segments. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management, including expected profit margins, growth rates and the applicable discount rates. Management determined expected profit margins based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the business segments. The discount rates used are pre-tax and reflect specific risks relating to the business. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2005 and 2006.
8.	OTHER ASSETS

	Note	2005	2006
Direct incremental costs for activating cellular subscribers	(a)	3,191,853	2,243,384
Customer acquisition costs of contractual CDMA subscribers	4.2(a),(b)	2,416,224	1,643,623
Long-term prepayment for lease of land	(c), 6, 36	4,189,326	4,867,840
Purchased software	(d)	276,803	677,187
Prepaid rental for premises and leased lines		858,661	1,005,514
Others	(d)	568,863	739,021

		11,501,730	11,176,569

(a)	For the year ended December 31, 2006, amortization of direct incremental costs for activating GSM and CDMA subscribers amounted to RMB1,817 million (2004: RMB936 million; 2005: RMB1,582 million) (Note 24), which has been included in “selling and marketing” expenses.
(b)	For the year ended December 31, 2006, amortization of the customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB4,205 million (2004: RMB6,121 million; 2005: RMB5,948 million) (Note 24) which was recorded in “selling and marketing” expenses. As of December 31, 2006, the carrying amount of unamortized customer acquisition costs of contractual CDMA subscribers totaled approximately RMB2,102 million (2005: RMB2,944 million), with approximately RMB1,644 million (2005: RMB2,416 million) recorded in “other assets” (for contracts expiring over 1 year) and approximately RMB458 million (2005: RMB528 million) recorded in “prepayments and other current assets” (for contracts expiring within 1 year) (Note 12).
(c)	The Group’s long-term prepayment for lease of land represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analyzed as follows:

	2005	2006
Held on:
Leases of between 10 to 50 years	4,174,864	4,833,011
Leases of less than 10 years	14,462	34,829

	4,189,326	4,867,840

For comparative purposes, the carrying value of land use rights underlying the buildings acquired from third parties was reclassified from “Property, plant and equipment” to “Other assets” in the 2005 comparative consolidated balance sheet. Please refer to Note 6 for details.
For the year ended December 31, 2006, the long-term prepayment for lease of land expensed in statement of income amounted to RMB171.0 million (2004: RMB26.0 million; 2005: RMB28.4 million), which was recorded in “general, administrative and other expenses”.
(d)	For the year ended December 31, 2006, the amortization of purchased software and others of other assets amounted to approximately RMB417 million (2004: RMB664 million; 2005: RMB437 million) (Note 24).

9.	TAXATION

Provision for taxation represents:

	2004	2005	2006
Provision for income tax on the estimated taxable income for the year
- Hong Kong	—	1,063	4,817
- Outside Hong Kong	1,422,635	2,033,457	2,838,365

	1,422,635	2,034,520	2,843,182
Deferred taxation	554,506	135,891	(79,297)

	1,977,141	2,170,411	2,763,885

(a)	The Company did not have any assessable income sourced from Hong Kong for the years ended December 31, 2004, 2005 and 2006.

(b)	China Unicom International Limited (“Unicom International”, a subsidiary of the Company) assessed its income tax liability in Hong Kong using the tax rate of 17.5% (2004: 17.5%; 2005: 17.5%). The income tax liability of Unicom International amounted to approximately RMB4.82 million for the year ended December 31, 2006 (2004: nil, 2005: RMB1.06 million).

(c)	China Unicom (Macau) Company Limited (“Unicom Macau”, a subsidiary of the Company) assessed its income tax liability in Macau, using progressive tax rates from 3% to 12%. There is no Macau income tax liability of Unicom Macau for the years ended December 31, 2004, 2005 and 2006 as there were no assessable income in these years.

(d)	Unicom Huasheng Telecommunications Technology Company Limited (“Unicom Huasheng”, a subsidiary of the Company) and its branches are subject to income tax at the statutory enterprise income tax rate of 33% in Mainland China. The income tax liabilities of Unicom Huasheng and its branches were assessed separately by relevant local tax authorities.

(e)	Various provincial/municipal branches of China Unicom Corporation Limited (“CUCL”, a subsidiary of the Company) were granted preferential tax treatment by relevant tax authorities to assess their enterprise income tax at the rates of 13% or 18% in mainland China for the years ended December 31, 2004, 2005 and 2006. The remaining provincial branches were assessed at the standard tax rate of 33%.

     Reconciliation between applicable statutory tax rate and the effective tax rate:

	Note		2004	2005	2006
Mainland China statutory tax rate of 33%			33.0%	33.0%	33.0%
Non-deductible expenses			3.2%	1.9%	1.7%
Unrealized loss on changes in fair value of derivative component of convertible bonds			—	—	12.2%
Non-taxable income
- Connection fee			(2.1%)	(1.2%)	(1.3%)
- Interest income			(0.7%)	(0.1%)	(0.6%)
- Line leasing income			(0.1%)	(0.1%)	—
Impact of PRC preferential tax rates			(2.1%)	(2.2%)	(2.3%)
Increase in opening deferred tax assets resulting from an increase in tax rate			(0.4%)	—	—
Investment tax credits for domestic equipment	(f	)	(0.2%)	(0.7%)	(0.2%)

Effective tax rate			30.6%	30.6%	42.5%

Tax effect of preferential tax rate is as follows:

	2004	2005	2006
Aggregate amount (RMB in millions)	135	155	150
Per share effect (RMB)	0.011	0.012	0.012

(f)	For the years ended December 31, 2004, 2005 and 2006, tax credits represented investment tax credits relating to the additions of certain domestic equipment that were deductible against current income tax.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	2005	2006
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	1,004,323	787,991
- Deferred tax asset to be recovered within 12 months	737,740	887,636

	1,742,063	1,675,627

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(1,278,531)	(1,051,774)
- Deferred tax liabilities to be settled within 12 months	(128,298)	(314,185)

	(1,406,829)	(1,365,959)

Net deferred tax assets after offsetting	335,234	309,668

Deferred tax liabilities that cannot be offset	(5,613)	(5,879)

There were no material unrecognized deferred tax assets as of December 31, 2005 and 2006.
The movement of the net deferred tax assets/liabilities is as follows:

	2004	2005	2006
Net deferred tax assets after offsetting :
- Beginning of year	1,022,108	468,774	335,234
- Deferred tax (charged) /credited to the statement of income	(553,334)	(133,540)	79,563
- Deferred tax charged to equity (Note 6)	—	—	(105,129)

- End of year	468,774	335,234	309,668

The deferred tax liabilities that can not be offset:
- Beginning of year	—	(3,262)	(5,613)
- Acquisition of a subsidiary	(2,090)	—	—
- Deferred tax charged to the statement of income	(1,172)	(2,351)	(266)

- End of year	(3,262)	(5,613)	(5,879)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences:

	Note		2005	2006
Mainland China Enterprises
Deferred tax assets:
Interest on loans from CCF joint ventures	(g	)	96,012	45,463
Loss arising from terminations of CCF Arrangements	(g	)	111,003	20,636
Provision for doubtful debts			399,590	492,920
Write-down of inventories to net realizable value			43,780	32,858
Accruals of retirement benefits			4,670	18,137
Additional depreciation deductible for tax in future years			12,361	6,315
Monetary housing benefits			11,784	12,607
Differences on tax basis for the residual value of property, plant and equipment			10,045	—
Net amount of deferral and amortization of upfront non-refundable revenue			891,467	740,429
Accruals of expenses not yet deductible for tax purpose			137,279	232,863
Others			24,072	73,399

			1,742,063	1,675,627

Deferred tax liabilities:
Net amount of capitalization and amortization of direct incremental costs			(925,462)	(740,429)
Capitalized interest already deducted for tax purpose			(481,367)	(520,401)
Revaluation of buildings (Note 6)			—	(105,129)

			(1,406,829)	(1,365,959)

			335,234	309,668

Hong Kong Enterprises
Deferred tax liabilities:
Accelerated depreciation for tax purpose			(5,613)	(5,879)

(g)	Prior to 2000, in the process of developing its cellular networks, the GSM Business has entered into cooperation agreements with certain contractual joint ventures (the “CJVs”) established in Mainland China. Each CJV was established by one or more Chinese enterprises and one or more foreign parties. The aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangement (the “CCF Arrangements”). Pursuant to the CCF Arrangements, the CJVs extended funding to the GSM Business for the construction of telecommunications systems and network equipment in Mainland China. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interest had been accrued by the GSM Business based on the funds provided by the CJVs at the then prevailing market borrowing rates. All CCF Arrangements had been terminated in 1999 and 2000, the related loss on the termination of CCF Arrangements was charged to the statement of income as incurred. Pursuant to the approval of relevant tax authorities, all the interest costs and the loss on termination of these CCF Arrangements are to be deducted against current taxable income over 7 years. The resulting deferred tax assets were recognized accordingly.
10.	INVENTORIES

	2005	2006
Handsets	1,121,288	1,462,210
Telephone cards	592,490	522,161
Others	394,034	349,531

	2,107,812	2,333,902

The cost of inventories recognized as expense and included in cost of telecommunications products sold amounted to approximately RMB4,930 million (2004: RMB2,524 million; 2005: RMB3,575 million).
For the year ended December 31, 2006, the write-down of inventories to net realizable value amounted to RMB43 million (2004: RMB69 million; 2005: RMB20 million), which was mainly due to the decline of market values of certain handsets.

11.	ACCOUNTS RECEIVABLE, NET

	2005	2006
Accounts receivable for GSM services	4,021,887	3,416,679
Accounts receivable for CDMA services	2,648,504	2,264,188
Accounts receivable for Data and Internet services	522,579	323,369
Accounts receivable for Long Distance services	444,010	458,402

Sub-total	7,636,980	6,462,638

Less: Provision for doubtful debts for GSM services	(1,821,057)	(1,841,212)
Provision for doubtful debts for CDMA services	(954,185)	(905,094)
Provision for doubtful debts for Data and Internet services	(83,711)	(77,006)
Provision for doubtful debts for Long Distance services	(229,598)	(219,983)

	4,548,429	3,419,343

The aging analysis of accounts receivable is as follows:

	2005	2006
Within one month	2,884,068	2,349,963
More than one month to three months	1,062,895	906,221
More than three months to one year	1,636,529	1,709,954
More than one year	2,053,488	1,496,500

	7,636,980	6,462,638

The normal credit period granted by the Group is on average 30 days from the date of invoice.
There is no significant concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.
Provision for doubtful debts is analyzed as follows:

	2005	2006
Balance, beginning of year	3,933,507	3,088,551
Provision for the year	1,498,510	1,741,765
Written-off during the year	(2,343,466)	(1,787,021)

Balance, end of year	3,088,551	3,043,295

12.	PREPAYMENTS AND OTHER CURRENT ASSETS

	Note	2005	2006
Prepaid rental		322,243	364,622
Deposits and prepayments		973,698	732,774
Advances to employees		163,838	154,866
Customer acquisition costs of contractual CDMA subscribers	8(b)	527,577	458,095
Others		355,111	277,662

		2,342,467	1,988,019

The aging analysis of prepayments and other current assets is as follows:

	2005	2006
Within one year	2,249,097	1,892,558
More than one year	93,370	95,461

	2,342,467	1,988,019

13.	SHORT-TERM BANK DEPOSITS

	2005	2006
Bank deposits with maturity exceeding three months	282,457	187,449
Restricted bank deposits	—	8,371

	282,457	195,820

As of December 31, 2006, restricted bank deposits represented deposits that were subject to externally imposed restriction relating to construction payable as requested by a contractor.
14.	CASH AND CASH EQUIVALENTS

	2005	2006
Cash at bank and in hand	5,110,716	11,180,476
Bank deposits with original maturities of three months or less	360,860	1,001,632

	5,471,576	12,182,108

The effective interest rates on bank deposits at December 31, 2006 ranged from 3.20% to 5.49% (December 31, 2005: 3.98% to 4.50%). The bank deposits have a weighted average maturity of 76 days.

15.	SHARE CAPITAL

	2005	2006
	HKD’000	HKD’000
Authorized:
30,000,000,000 ordinary shares of HKD0.10 each	3,000,000	3,000,000

		Ordinary shares,
	Number of	par value of	Share	Share
	shares	HKD0.1 each	capital	premium	Total
	’000	HKD’000
At January 1, 2005	12,563,492	1,256,349	1,332,487	52,546,294	53,878,781
Employee share option scheme
– Recognition of shares issued on exercise of options (Note 29)	10,773	1,077	1,134	54,720	55,854

At December 31, 2005	12,574,265	1,257,426	1,333,621	52,601,014	53,934,635
Employee share option scheme
– Recognition of shares issued on exercise of options (Note 29)	106,724	10,672	10,819	621,962	632,781

At December 31, 2006	12,680,989	1,268,098	1,344,440	53,222,976	54,567,416

The total authorized number of ordinary shares is 30 billion shares (2005: 30 billion shares) with a par value of HKD0.10 per share (2005: HKD0.10 per share). All issued shares are fully paid.
Increase of 106,724,000 ordinary shares in 2006 (2005: 10,773,200) represented the ordinary shares issued on exercise of share options under the Company’s share option scheme (Note 29(h)).

16.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2005	2006
RMB denominated bank loans	Fixed interest rates ranging from 3.60% to 5.58% (2005: 3.60% to 5.58%) per annum with maturity through 2010 (2005: maturity through 2010) (a)
- secured		755,000	—
- unsecured		6,687,468	315,000

		7,442,468	315,000

USD denominated bank loans	Floating interest rates of USD LIBOR plus interest margin of 0.35% to 0.44% (2005: 0.28% to 0.44%) per annum with maturity through 2010 (2005: maturity through 2010) (b)	9,684,240	7,808,699

Sub-total		17,126,708	8,123,699
Less: Current portion		(5,145,190)	(3,984,350)

		11,981,518	4,139,349

The repayment schedule of the long-term bank loans was as follows:

	2005	2006
Balances due:
2006	5,145,190	—
2007	6,137,608	3,984,350
2008	3,501,800	2,377,609
2009	353,070	—
2010	1,989,040	1,761,740

	17,126,708	8,123,699
Less: Portion classified as current liability	(5,145,190)	(3,984,350)

Total	11,981,518	4,139,349

(a)	As of December 31, 2006, no long-term bank loans (2005: RMB755 million) were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches who borrowed the long-term bank loans.

(b)	On September 26, 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD0.7 billion. This facility was split into 3 tranches (i) USD0.2 billion 3-year loan; (ii) USD0.3 billion 5-year loan; and (iii) USD0.2 billion 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche, respectively. In October 2003, the Company and CUCL entered into an agreement to re-lend such funds to CUCL with similar terms to finance the network construction of CUCL. During 2006, the Company has fully repaid the USD0.2 billion 3-year loan.

In addition, on February 25, 2004, CUCL signed an agreement with various financial institutions for a long-term syndicated loan of USD0.5 billion to finance its working capital and network construction expenditure. This facility is repayable in 3 years and carries an interest rate of 0.40% over US dollar LIBOR per annum. In February 2007, CUCL has fully repaid the USD0.5 billion loan.

(c)	The effective interest rate of long-term bank loans denominated in RMB at December 31, 2006 was 4.22% (December 31, 2005: 5.25%), and the effective interest rates of long-term bank loans denominated in USD at December 31, 2006 ranged from 5.72% to 5.81% (December 31, 2005: from 4.94% to 5.14%).

(d)	The carrying amount of long-term bank loans approximated their fair value.
17.	CONVERTIBLE BONDS
The carrying values of the derivative component and liability component of the convertible bonds as of December 31, 2006 are as follows:

Liability component	7,117,035
Derivative component	3,207,914

Carrying value of convertible bonds	10,324,949

Number of conversion shares at the issuance date (shares)	899,745,075

No conversion of the convertible bond has occurred up to December 31, 2006.

On July 5, 2006, the Company issued a zero coupon convertible bonds with an aggregate principal amount of USD1 billion (the “Convertible Bonds”) to SK Telecom Co., Ltd. (“SK Telecom”), an overseas telecommunications service operator in Korea. The bondholder has the option to convert the Convertible Bonds into shares of the Company with a par value of HKD0.10 each at a conversion price of HKD8.63 (an equivalent of approximately USD1.11) per share subject to adjustment for, among other matters, consolidation, subdivision or reclassification of shares, capitalization of profits or reserves, rights issues and other events, which have diluting effects on the issued share capital of the Company at any time from and including the first anniversary after the date of issuance up to the close of business in Hong Kong on the day falling seven days prior to July 5, 2009, the maturity date of the Convertible Bonds. Unless previously redeemed, converted, or purchased and cancelled, the Convertible Bonds will be redeemed at 104.26% of its principal amount on July 5, 2009.
At any time after July 5, 2007 or on the occurrence of a relevant event as defined in the Convertible Bonds agreement, a bondholder may freely assign or transfer any of the Convertible Bonds registered in its name to any third party provided that no assignment or transfer may be made to a person who is (i) a fixed line or mobile telecommunications operator in the PRC (a competitor operator), or (ii) directly or indirectly an affiliate of a competitor operator.
On July 5, 2008 (the Put Option Date), each bondholder will have the right at such holder’s option, to require the Company to redeem all or some of the Convertible Bonds held by such holder on the Put Option Date at 102.82% of the principal amount. To exercise such right, the holder of the relevant Convertible Bonds must deliver its notice of redemption together with the Certificate evidencing the Convertible Bonds to be redeemed not later than 40 days prior to the Put Option Date.
As the functional currency of the Group is the RMB, the conversion of the Convertible Bonds denominated in Hong Kong Dollars will not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Group, for a fixed number of the Company’s shares. In accordance with the requirements of HKAS 39, Financial Instruments – Recognition and Measurement, the bond contract must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds. The conversion option is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the statement of income in the period when the change occurs.
The fair value of the derivative component of the Convertible Bonds was calculated using the Binomial model with the major inputs used in the model as of July 5, 2006 and December 31, 2006 as follows:

	July 5, 2006	December 31, 2006
Stock price	HKD6.95	HKD11.40
Exercise price	HKD8.63	HKD8.63
Volatility	31%	31%
Dividend yield	2%	2%
Risk-free rate	4.57-4.63%	3.51-3.55%
Expected life	2.25-3 years	1.76-2.51 years
Option value	HKD0.96	HKD3.56

Any changes in the major inputs into the model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from July 5, 2006 to December 31, 2006 resulted in a fair value loss of RMB2.397 billion, which has been recorded as the “Unrealized loss on changes in fair value of derivative component of Convertible Bonds” in the statement of income for the year ended December 31, 2006.
The initial carrying amount of the liability component is the residual amount after deducting the issuance cost of the Convertible Bonds and the fair value of the derivative component as of July 5, 2006, and is subsequently carried at amortized cost. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.53% to the adjusted liability component. Should the aforesaid derivative component not be separated out and the entire Convertible Bonds is considered as the liability component, the effective interest rate would have been 1.46%.
18.	OBLIGATIONS UNDER FINANCE LEASES
Obligations under finance leases are analyzed as follows:

	2005	2006
Total minimum lease payments under finance leases:
- 2006	443,400	—
- 2007	152,058	104,663
- 2008	875	8,059
- 2009	—	423
- 2010	—	1,396
- 2011	—	820
- Thereafter	—	58

	596,333	115,419
Less: Future finance charges	(30,335)	(5,623)

Present value of minimum obligations	565,998	109,796

Representing obligations under finance leases:
- current liabilities	420,631	99,566
- non-current liabilities	145,367	10,230

The present value of obligations under finance leases:
- 2006	420,631	—
- 2007	144,541	99,566
- 2008	826	7,666
- 2009	—	399
- 2010	—	1,335
- 2011	—	776
- Thereafter	—	54

	565,998	109,796
Less: Portion classified as current liabilities	(420,631)	(99,566)

	145,367	10,230

Obligations under finance leases were mainly related to the leasing of wireless public phone equipment (Note 6).

For the year ended December 31, 2006, interest rates of obligations under finance leases ranged from 4% to 5% (2004 and 2005: 4% to 6%) per annum.
The carrying amounts of obligations under finance leases approximated their fair value.
19.	PAYABLES AND ACCRUED LIABILITIES

	Note		2005	2006
Payables to contractors and equipment suppliers			11,156,462	16,184,898
Accrued expenses			1,835,353	2,236,137
Payables to telecommunications product suppliers			1,372,853	1,875,356
Customer deposits			1,456,601	1,857,849
Maintenance expense payables			542,540	1,208,902
Salary and welfare payables			464,372	601,270
Amounts due to services providers / content providers			716,180	797,586
Provision for subscriber bonus point expenses	4.1	(d)	337,414	555,586
Others	(a	)	644,853	972,490

			18,526,628	26,290,074

(a)	Others included miscellaneous accruals for housing fund and other government surcharges.
The aging analysis of payables and accrued liabilities is as follows:

	2005	2006
Less than six months	11,260,366	20,162,555
Six months to one year	4,766,400	3,981,712
More than one year	2,499,862	2,145,807

	18,526,628	26,290,074

20.	SHORT-TERM BONDS

On July 19, 2005, CUCL completed an offering of short-term bonds, consisting of two tranches, in the PRC interbank debenture market. The first tranche of the bonds was issued in an aggregate amount of RMB9.0 billion with a maturity period of 365 days and was repaid in July 2006. The second tranche of the bonds was issued in an aggregate amount of RMB1.0 billion with a maturity period of 180 days and was repaid in January 2006.

In March 2006, CUCL completed an offering of short-term bonds of RMB1.0 billion with a maturity period of 365 days. In July 2006, CUCL completed another offering of short-term bonds in an aggregate amount of RMB6.0 billion, consisting of three tranches of RMB2.0 billion each, with a maturity period of 180 days, 270 days and 365 days, respectively. The weighted average effective interest rate of these short-term bonds as of December 31, 2006 was 3.19% (2005: 2.89%).

21.	SHORT-TERM BANK LOANS

Supplemental information with respect to short-term bank loans is as follows:

				Average
		Weighted average	Maximum	amount	Weighted average
		interest rate at	amount	outstanding	interest rate
	Balance at	year end	outstanding	during the	during the year
	year end	Per annum	during the year	year*	Per annum**
December 31, 2005
RMB denominated bank loans:
- secured	1,000,000
- unsecured	4,302,661

	5,302,661	4.86%	10,046,495	6,767,046	4.86%

HKD denominated bank loans (Note (a)):
- unsecured	1,721,697	3.10%	1,761,748	1,209,342	2.00%

	7,024,358

December 31, 2006
RMB denominated bank loans:
- secured	—
- unsecured	—

	—	—	5,302,661	2,651,331	4.34%

HKD denominated bank loans:
- unsecured	—	—	1,721,697	860,849	1.55%

	—

Notes:
(a)	As of December 31, 2005, HKD denominated short-term bank loans of approximately HK$1,665 million (equivalent to approximately RMB1,722 million) were borrowed by the Company to finance the working capital of the Group. The bank loans were repayable in 1 year and carried at interest rate of 0.22% to 0.25% over HIBOR per annum. The loan has been fully repaid in 2006.

(b)	The carrying amounts of short-term loans approximated their fair value.

*	The average amount outstanding is computed by dividing the total of outstanding principal balance as of January 1 and December 31, as applicable, by 2.

**	The weighted average interest rate is computed by dividing the total of weighted average interest rates as of January 1 and December 31, as applicable, by 2.

22.	INVESTMENT IN SUBSIDIARIES

As of December 31, 2006, the details of the Company’s subsidiaries are as follows:

	Place	Percentage of		Particular
	and date of	equity interests		of issued	Principal activities
	incorporation and	held		share	and place of
Name	nature of legal entity	Direct	Indirect	capital	operation
The PRC,
	April 21, 2000,				Telecommunications
China Unicom	limited liability				operation in the
Corporation Limited	company	100%	—	47,425,763	PRC

British Virgin Islands,
November 5, 2003,
Unicom New World	limited liability			11,000 shares,	Investment holding
(BVI) Limited	company	100%	—	HKD1 each	in BVI

Hong Kong,
China Unicom	May 24, 2000,				Telecommunications
International Limited	limited liability company	100%	—	100,000 shares, HKD1 each	service in Hong Kong

USA,
	May 24, 2002,			USD	Telecommunications
China Unicom USA Co.	corporation	—	100%	10,000	service in USA

Macau,
China Unicom (Macau)	October 15, 2004,
Company Limited	limited liability			MOP	Telecommunications
	company	99%	1%	60,000,000	operation in Macau

Unicom Huasheng	The PRC,
Telecommunications	July 1, 2005,				Sales of
Technology Company	limited liability				telecommunication
Limited (i)	company	—	99.5%	500,000	products in the PRC

(i)	On July 1, 2005, CUCL together with Unicom Xingye Science and Technology Trade Co. (“Unicom Xingye”, a subsidiary of Unicom Group) set up Unicom Huasheng. The paid-in capital of Unicom Huasheng as of December 31, 2005 was RMB50 million, CUCL had contributed capital of RMB47.5 million, whereas the minority shareholder Unicom Xingye contributed the remaining capital of RMB2.5 million, thus CUCL effectively held 95% in the entire issued capital of Unicom Huasheng. In August 2006, CUCL increased its investment in Unicom Huasheng by RMB450 million, and the paid-in capital of Unicom Huasheng was then increased to RMB500 million. As of December 31, 2006, CUCL held 99.5% in the entire issued capital of Unicom Huasheng whereas Unicom Xingye held the remaining 0.5%.

23.	REVENUE (TURNOVER)

Revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income, value-added services revenue and sales of telecommunications products earned by the Group. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry (“MII”) and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to RMB2,285 million for the year ended December 31, 2006 (2004: RMB2,051 million; 2005: RMB2,166 million).

The major components of revenue are as follows:

	Note		2004	2005	2006
GSM Business
Usage fee	(a	) (i)	31,997,020	32,077,305	33,609,094
Monthly fee	(b	)	6,922,400	6,840,720	7,370,440
Interconnection revenue	(c	)	2,614,268	3,466,067	4,914,964
Value-added service revenue	(e	)	4,818,822	7,966,629	11,543,343
Other revenue			1,156,442	1,784,807	1,852,580

Total GSM service revenue			47,508,952	52,135,528	59,290,421

CDMA Business
Usage fee	(a	) (i)	16,164,333	16,726,678	14,695,758
Monthly fee	(b	)	4,638,024	4,905,538	5,025,422
Interconnection revenue	(c	)	927,288	1,398,577	1,732,360
Value-added service revenue	(e	)	2,370,872	4,115,542	5,314,118
Other revenue			277,157	430,601	525,484

Total CDMA service revenue			24,377,674	27,576,936	27,293,142

Data and Internet Business
Usage fee	(a	) (ii)	2,685,083	2,540,574	1,770,321
Interconnection revenue	(c	)	131,371	102,989	92,140
Leased lines rental	(d	)	344,014	393,659	473,708
Other revenue			502,266	12,745	39,147

Total Data and Internet service revenue			3,662,734	3,049,967	2,375,316

Long Distance Business
Usage fee	(a	) (ii)	879,281	599,251	64,337
Interconnection revenue	(c	)	454,383	434,577	424,792
Leased lines rental	(d	)	512,134	489,969	574,728
Other revenue			2,211	776	4,565

Total Long Distance service revenue			1,848,009	1,524,573	1,068,422

Total service revenue			77,397,369	84,287,004	90,027,301

Sales of telecommunications products			1,689,755	2,761,827	4,267,192

Total revenue			79,087,124	87,048,831	94,294,493

(a)	Usage fees comprise:
(i)	charges for incoming and outgoing calls made by cellular subscribers including charges for local calls, domestic direct dial (“DDD”) and international direct dial (“IDD”) as well as roaming fees for calls made by cellular subscribers outside their local service areas; and

(ii)	charges for IP telephone calls, data and Internet services and fixed line long distance calls.
(b)	Monthly fees represent fixed amounts charged to cellular subscribers on a monthly basis for maintaining their access to the related services.

(c)	Interconnection revenue represents amounts received from other operators, including Unicom Group, for calls from their networks to the Group’s networks. It also includes roaming-in fees received from other operators, including Unicom Group, for calls made by their subscribers using the Group’s cellular networks (Notes 33.1(a) and 33.2(a)).

(d)	Rental income represents rentals received for leasing of transmission lines and IRU to Unicom Group, business customers and other major telecommunications service operators in Mainland China. Other major telecommunications service operators include China Telecommunications Corporation and its subsidiaries, China Mobile Communications Corporation and its subsidiaries and China Network Communication Group Corporation and its subsidiaries. These entities are collectively referred to as “Domestic Carriers”.

(e)	Value-added services revenue mainly represents revenue from the provision of services such as short message, cool ringtone, CDMA1X wireless data services and secretarial services to subscribers.

24.	EXPENSES BY NATURE

The following expenses are analyzed by nature:

	Note		2004	2005	2006
Depreciation of property, plant and equipment	6		18,175,605	19,931,501	22,005,461
Amortization of goodwill	7		171,184	—	—
Amortization of other assets	8	(d)	664,285	436,680	417,351

Total depreciation and amortization			19,011,074	20,368,181	22,422,812

Amortization of direct incremental costs for activating cellular subscribers	8	(a)	936,105	1,582,282	1,817,220

Amortization of customer acquisition costs of contractual CDMA subscribers	8	(b)	6,120,737	5,947,631	4,205,253

Provision for doubtful debts:
- GSM Business			1,317,374	867,154	1,124,113
- CDMA Business			645,470	458,161	457,942
- Data and Internet Business			164,514	139,327	106,883
- Long Distance Business			64,462	33,868	52,827

Total provision for doubtful debts	11		2,191,820	1,498,510	1,741,765

Write-down of inventories to net realizable value	10		69,475	20,392	42,886

Cost of inventories	10		2,524,483	3,575,316	4,929,988

Auditors’ remuneration			57,522	59,884	120,323

Operating lease charges:
- Leased lines			809,202	822,673	685,093
- CDMA network capacities	4.2	(c)	6,588,926	7,924,644	8,078,772
- Others			1,068,020	1,157,518	1,476,406

Total operating lease expenses			8,466,148	9,904,835	10,240,271

Other expenses:
- Repair and maintenance			1,648,986	2,397,501	2,925,717
- Traveling, entertainment and meeting			1,322,438	663,774	779,220
- Power and water charges			1,763,766	2,219,480	2,652,960
- Office expenses			706,892	986,502	1,120,756

Finance costs:
- Interest on bank loans repayable over 5 years			537,261	18,033	956
- Interest on bank loans and bonds repayable within 5 years			1,750,209	1,955,231	1,162,582
- Interest element of finance lease			28,848	42,697	28,633
- Interest expense on convertible bonds	17		—	—	193,123
Less: Amounts capitalized in construction-in-progress			(647,851)	(682,590)	(422,797)

Total interest expense			1,668,467	1,333,371	962,497
- Exchange loss/(gain), net			7,657	(273,647)	(372,691)
- Bank charges			19,951	39,597	64,414

Total finance costs			1,696,075	1,099,321	654,220

25.	EMPLOYEE BENEFIT EXPENSES

	Note	2004	2005	2006
Employee benefit expenses:
- Salaries and wages		3,647,629	4,268,004	5,158,789
- Contributions to defined contribution pension schemes	26	244,397	412,825	474,831
- Contributions to supplementary defined contribution pension schemes	26	41,596	58,222	54,037
- Monetary housing benefits	27	21,907	41,136	35,528
- Contributions to other housing fund	27	224,686	280,393	286,253
- Other housing benefits	27	345,885	447,315	492,967
- Share-based compensation	29	88,957	108,417	146,294

Total		4,615,057	5,616,312	6,648,699

26.	RETIREMENT BENEFITS

Full time employees in Mainland China are covered by a state-sponsored defined contribution pension scheme under which the employees are entitled to an annual pension equal to a fixed proportion of their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make defined contributions to the pension scheme at the rate of 19% of the employees’ basic salaries for the year ended December 31, 2006 (2004 and 2005: 19%). Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from August 11, 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established. Under this plan, the Group makes a monthly defined contribution of 2% to 16% (2004: 2% to 24%; 2005: 2% to 16%) of the monthly salaries of the relevant employees. There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the statement of income are as follows:

	2004	2005	2006
Contributions to defined contribution pension schemes	244,397	412,825	474,831
Contributions to supplementary defined contribution pension schemes	41,596	58,222	54,037
27.	HOUSING BENEFITS

Under housing reform schemes in accordance with government regulations at the provincial level in Mainland China, the Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. For GSM Business, certain of these living quarters were provided by Unicom Group and the related benefits were not charged to the Group. Housing benefits which were not charged to the Group amounted to approximately RMB14.9 million for 2006 (2004 and 2005: RMB14.9 million).

In addition, full time employees in Mainland China are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Group is required to make annual contributions to the housing fund at a rate of 10% (2004 and 2005: 10%) of the employees’ basic salaries.

According to the central government policy on housing reform based on a State Council circular issued in 1998, monetary housing subsidies in the form of special cash payments are to be made by certain Mainland China enterprises to their employees in order to enable them to purchase living quarters. Under this general policy, enterprises are allowed to establish their own housing reform schemes taking into consideration the actual financial capability of the enterprises.
The Group finalized its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees in 2001. According to the scheme, the total amount of monetary housing benefit for each employee is determined based on the working age of the employee and the property market price prevailing in the relevant location. The total monetary housing benefit is divided into three annual payments in the proportion of 40%, 30% and 30% respectively. In order to be included in the incentive scheme, employees are required to sign a service contract with a minimum service period. The employees will be entitled to the first 40% payment only when the following criteria are met in a particular year:
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
For the years ended December 31, 2004, 2005 and 2006, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the years ended December 31, 2004, 2005 and 2006 amounted to approximately RMB22 million, RMB41 million and RMB36 million, respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits since they did not achieve their annual performance budget in these years and accordingly, no provision for such benefits was made.
The expenses incurred by the Group in relation to the housing benefits described above are as follows:

	2004	2005	2006
Special monetary housing benefits	21,907	41,136	35,528
Contributions to other housing fund	224,686	280,393	286,253
Other housing benefits	345,885	447,315	492,967

	592,478	768,844	814,748

28.	NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS
(a)	CUCL has registered as foreign investment enterprises in the PRC. In accordance with the Articles of Association of CUCL, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from income after tax and minority interests but before dividend distribution.

CUCL is required to allocate at least 10% of its income after tax and minority interests determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

CUCL appropriated approximately RMB584 million (2004: RMB429 million; 2005: RMB463 million) to the general reserve fund for the year ended December 31, 2006.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HKFRS, the appropriations to the staff bonus and welfare fund will be charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the year ended December 31, 2006, no appropriation to staff bonus and welfare fund has been made (2004 and 2005: Nil).

29.	SHARE OPTION SCHEME

The Company adopted a share option scheme (the “Share Option Scheme”) and a fixed award pre-global offering share options scheme (“Pre-Global Offering Share Option Scheme”) on June 1, 2000 for the granting of share options to qualified employees, with terms amended on May 13, 2002 to comply with the requirements set out in the Chapter 17 to the Rules Governing the Listing of Securities on SEHK.

All of the share options granted are governed by the amended terms of the Share Option Scheme and Pre-Global Offering Share Option Scheme as mentioned below.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2004		2005		2006
	Average		Average		Average
	exercise		exercise		exercise
	price in	Number of	price in	Number of	price in	Number of
	HKD per	share options	HKD per	share options	HKD per	share options
	share	involved	share	involved	share	involved
Balance, beginning of year	6.72	172,367,400	6.45	274,063,400	6.51	257,602,000
Granted	5.92	113,322,000	—	—	6.35	167,466,000
Forfeited	4.30	(1,306,000)	7.15	(5,688,200)	6.92	(4,088,000)
Exercised	5.85	(10,320,000)	4.60	(10,773,200)	4.95	(106,724,000)

Balance, end of year	6.45	274,063,400	6.51	257,602,000	6.95	314,256,000

Employee share options exercised for the year ended December 31, 2006 resulted in 106,724,000 shares being issued (2004: 10,320,000 shares; 2005: 10,773,200 shares), with exercise proceeds of approximately RMB535 million (2004: RMB64 million; 2005: RMB52 million).
As of December 31, 2006, out of the 314,256,000 outstanding share options (2004: 274,063,400 options; 2005: 257,602,000 options), 115,683,600 share options (2004: 87,611,360 options; 2005: 162,981,160 options) were exercisable, and the weighted average exercise price was HKD8.09 (2004: HKD8.69; 2005: HKD7.12).

As of December 31, 2006, information of outstanding share options is summarized as follows:

			Number of share	Number of share
	The period during	The price per	options outstanding	options outstanding
	which an option may	share to be paid on	as of December 31,	as of December 31,
Date of options grant	be exercised	exercise of options	2005	2006
Share options granted under the Pre-Global Offering Share Option Scheme:

	June 22, 2002 to
June 22, 2000 (a)	June 21, 2010	HKD15.42	24,309,600	24,178,000

Share options granted under the Share Option Scheme:

	June 30, 2001 to
June 30, 2001 (b)	June 22, 2010	HKD15.42	6,508,000	6,292,000

	July 10, 2003 to
July 10, 2002 (c)	July 9, 2008	HKD6.18	25,012,800	11,540,400

	May 21, 2004 to
May 21, 2003 (d)	May 20, 2009	HKD4.30	91,381,600	25,611,600

	May 21, 2004 to
May 30, 2003 (d)	May 20, 2009	HKD4.66	212,000	—

	July 20, 2005 to
July 20, 2004 (e)	July 19, 2010	HKD5.92	109,524,000	80,224,000

	December 21, 2005 to
December 21, 2004 (f)	December 20, 2010	HKD6.20	654,000	654,000

	February 15, 2008 to
February 15, 2006 (g)	February 14, 2012	HKD6.35	—	165,756,000

			257,602,000	314,256,000

(a)	Pursuant to the resolution passed by the Board of Directors in June 2000, a total of the 27,116,600 share options were granted on June 22, 2000 to the senior management, including directors, and certain other employees (which represent, on their full exercise, 27,116,600 shares of the Company) under the fixed award Pre-Global Offering Share Option Scheme adopted by the Company on June 1, 2000 in the following terms:
(i)	the exercise price is equivalent to the share issue price of the Global Offering of HKD15.42 per share (excluding the brokerage fee and SEHK transaction levy); and

(ii)	the share options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.
No further option can be granted under the Pre-Global Offering Option Scheme.
The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the Share Option Scheme on May 13, 2002. Apart from the above two terms, the principal terms are the same as the amended Share Option Scheme in all material aspects.
(b)	On June 1, 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme as described above) equal to 10% of the total issued share capital of the Company. Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:
(i)	the nominal value of a share; and

(ii)	80% of the average of the closing prices of shares on the SEHK on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the SEHK.
The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years from June 22, 2000. According to a resolution of the Board of Directors in June 2001, the Company has granted 6,724,000 share options under the Share Option Scheme which represent, on their full exercise, 6,724,000 shares to certain employees of the Group in the following terms:
(i)	the price of a share payable by a participant upon the exercise of an option shall be HKD15.42 (excluding the brokerage fee and SEHK transaction levy); and

(ii)	the share options are vested on the date of grant and exercisable from the date of grant to June 22, 2010.

The terms of the Share Option Scheme were amended on May 13, 2002 to comply with the requirements set out in the Chapter 17 of the Listing Rules which came into effect on September 1, 2001 with the following major amendments:
(i)	share option may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii)	the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii)	minimum subscription price shall not be less than the higher of:
•	the nominal value of the shares;

•	the closing price of the shares of the stock exchange as stated in the stock exchange’s quotation sheets on the offer date in respect of the share options; and

•	the average closing price of the shares on the stock exchange’s quotation sheets for the five trading days immediately preceding the offer date.
(c)	Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated July 10, 2002, a total of 36,028,000 share options were granted to eligible individuals including directors, independent non-executive directors, and the non-executive directors of the Company under the amended Share Option Scheme in the following terms:
(i)	aggregate of 2,802,000 share options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)	the exercise price per share option is HKD6.18; and

(iii)	the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
July 10, 2003	July 10, 2003 to July 9, 2008	40%
July 10, 2004	July 10, 2004 to July 9, 2008	30%
July 10, 2005	July 10, 2005 to July 9, 2008	30%

(d)	Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated May 21, 2003 and May 30, 2003, a total of 105,590,000 share options and 366,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:
(i)	an aggregate of 2,772,000 share options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)	the exercise prices per share option are HKD4.30 and HKD4.66, respectively; and

(iii)	the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
May 21, 2004	May 21, 2004 to May 20, 2009	40%
May 21, 2005	May 21, 2005 to May 20, 2009	30%
May 21, 2006	May 21, 2006 to May 20, 2009	30%
(e)	Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated July 20, 2004, a total of 112,668,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group), under the amended Share Option Scheme in the following terms:
(i)	an aggregate of 3,366,000 share options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)	the exercise price per share option is HKD5.92; and

(iii)	the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
July 20, 2005	July 20, 2005 to July 19, 2010	40%
July 20, 2006	July 20, 2006 to July 19, 2010	30%
July 20, 2007	July 20, 2007 to July 19, 2010	30%

(f)	Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated December 21, 2004, a total of 654,000 share options were granted to the executive directors of the Company, under the amended Share Option Scheme in the following terms:
(i)	the exercise price per share option is HKD6.20; and

(ii)	the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
December 21, 2005	December 21, 2005 to December 20, 2010	40%
December 21, 2006	December 21, 2006 to December 20, 2010	30%
December 21, 2007	December 21, 2007 to December 20, 2010	30%
(g)	Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated February 15, 2006, a total of 167,466,000 share options were granted to eligible individuals (including directors and middle to senior management of the Group) under the amended Share Option Scheme in the following terms:
(i)	this grant comprises basic and conditional portions. The criterion for the exercise of the conditional portion of share options are based on the achievement of revenue and profit targets of the 2006 budget of the Company and respective provincial branches. Under this scheme, out of the total of 167,446,000 share options granted, 37,762,000 share options were granted with performance conditions;

(ii)	an aggregate of 2,840,000 share options were granted to the then executive directors of the Company;

(iii)	the exercise price per share option is HKD6.35; and

(iv)	the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
February 15, 2008	February 15, 2008 to February 14, 2012	50%
February 15, 2009	February 15, 2009 to February 14, 2012	50%
The Group recognized share-based employee compensation costs based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model. Because the Black-Scholes valuation model requires the input of subjective assumptions, including the volatility of share price, any change in subjective input assumptions can materially affect the fair value estimate. The fair value of share options granted under the above scheme in 2006 was HKD2.10 per option. The significant assumptions used was the closing price of HKD6.35 at the grant date, exercise price of HKD6.35 per share, volatility of 39%, expected life of share options of 5 years, expected dividend yield of 2% and annual risk-free interest rate of 4%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 5 years.
For the year ended December 31, 2006, employee share-based compensation costs amortized over the vesting periods of the share options amounted to approximately RMB146 million (2004: RMB89 million; 2005: RMB108 million).

(h)	Details of share options exercised during 2005 and 2006 were as follows:

For the year ended December 31, 2005:

		Weighted average
		closing price per
		share at respective
		days immediately
		before the exercise		Number of
Grant date	Exercise price	of options	Proceeds received	shares involved
	HKD	HKD	HKD
July 10, 2002	6.18	7.69	5,821,560	942,000
May 21, 2003	4.30	7.76	37,793,560	8,789,200
May 30, 2003	4.66	7.80	716,870	154,000
July 20, 2004	5.92	6.90	5,256,960	888,000

			49,588,950	10,773,200

     For the year ended December 31, 2006:

		Weighted average
		closing price per
		share at respective
		days immediately
		before the exercise		Number of
Grant date	Exercise price	of options	Proceeds received	shares involved
	HKD	HKD	HKD
July 10, 2002	6.18	8.82	81,180,480	13,136,000
May 21, 2003	4.30	8.35	282,742,200	65,754,000
May 30, 2003	4.66	8.51	986,860	212,000
July 20, 2004	5.92	8.80	163,522,240	27,622,000

			528,431,780	106,724,000

30.	EARNINGS PER SHARE

Earnings per Share and ADS:

Basic earnings per share for the years ended December 31, 2004, 2005 and 2006 were computed by dividing the income attributable to equity holders by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended December 31, 2004, 2005 and 2006 were computed by dividing the income attributable to equity holders by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) the Convertible Bonds. The potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and the Convertible Bonds and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	2004			2005			2006
	Income			Income			Income
	attributable			attributable			attributable
	to equity		Per share	to equity		Per share	to equity		Per share
	holders	Shares	amount	holders	Shares	amount	holders	Shares	amount
	RMB’000	’000	RMB	RMB’000	’000	RMB	RMB’000	’000	RMB
Basic earnings	4,493,451	12,561,242	0.36	4,931,052	12,570,398	0.39	3,731,824	12,599,018	0.30
Effect of conversion of share options	—	31,812	—	—	37,078	—	—	50,288	—

Diluted earnings	4,493,451	12,593,054	0.36	4,931,052	12,607,476	0.39	3,731,824	12,649,306	0.30

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

31.	DIVIDENDS

At the annual general meeting held on May 12, 2006, the shareholders of the Company approved the payment of a final dividend of RMB0.11 per ordinary share for the year ended December 31, 2005 totaling approximately RMB1.4 billion which has been reflected as an appropriation of retained profits in 2006. As of December 31, 2006, such dividends have been fully paid by the Company.

At a meeting held on March 29, 2007, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.18 per ordinary share to the shareholders for the year ended December 31, 2006 totaling approximately RMB2.3 billion. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2006, but will be reflected as an appropriation of retained profits in the financial statements for the year ending December 31, 2007.

	2004	2005	2006
Proposed final dividend of RMB0.18 (2004 RMB0.10 and 2005: RMB0.11) per ordinary share	1,256,349	1,383,169	2,282,578

32.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, accounts receivable, amounts due from related parties and Domestic Carriers. Financial liabilities of the Group mainly include payables and accrued liabilities, bank loans, convertible bonds, short-term bonds, lease payables and amounts due to related parties and Domestic Carriers.

Cash and cash equivalents and short-term bank deposits denominated in foreign currencies, as summarized below, have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2005 and 2006.

	2005			2006
	Original		RMB	Original		RMB
	currency	Exchange rate	equivalent	currency	Exchange rate	equivalent
	’000		RMB’000	’000		RMB’000
Cash and cash equivalents:
- denominated in HK dollars	45,791	1.04	47,636	651,551	1.00	654,613
- denominated in US dollars	83,023	8.07	670,010	478,397	7.81	3,735,659
- denominated in MOP	92	1.01	93	—	0.98	—
- denominated in EURO	87	9.90	861	1,700	10.27	17,457

Sub-total			718,600			4,407,729

Short-term bank deposits:
- denominated in HK dollars	—	1.04	—	13,000	1.00	13,060
- denominated in US dollars	35,000	8.07	282,457	22,333	7.81	174,389

Sub-total			282,457			187,449

Total			1,001,057			4,595,178

The Group did not have and does not believe it will have any difficulty in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China. The carrying amounts of the Group’s cash and cash equivalents, short-term bank deposits, other current financial assets and liabilities approximated their fair values as of December 31, 2005 and 2006 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair values.

The derivative component of convertible bonds is carried at fair value with any changes in fair value reflected through profit or loss in the period when such changes occur. The liability component of convertible bonds is carried at amortized cost, which approximates their fair values (Note 17).

The carrying amounts of long-term bank loans approximated their fair values based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

33.	RELATED PARTY TRANSACTIONS

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

The PRC government also controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers. Management considers other state-owned enterprises that have other material transactions with the Group include other telecommunications service operators, equipment vendors, construction vendors and state-owned banks in the PRC. Management believes that meaningful information relative to related party transactions has been adequately disclosed below.

The Group’s telecommunications networks depend, in large part, on interconnection with the public switched telephone network and on transmission lines leased from other Domestic Carriers.

33.1	Unicom Group and its subsidiaries

The table set forth below summarizes the names of significant related parties (excluding Domestic Carriers and other major state-owned enterprises which are summarized in Note 33.2 and 33.3 respectively) and nature of relationship with the Group as of December 31, 2006:

Nature of relationship with the
Name of related parties	Company
China United Telecommunications Corporation (“Unicom Group”)	Ultimate holding company
Unicom NewSpace Co., Limited (“Unicom NewSpace”)	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co., Limited (”Unicom Xingye”)	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited (“Beijing Xingye”)	A subsidiary of Unicom Group
Unicom Import and Export Company Limited (“ Unicom I/E Co”)	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Corporation Limited (“New Horizon”)	A subsidiary of Unicom Group
Unicom New Guoxin Telecommunications Corporation Limited (“New Guoxin”)	A subsidiary of Unicom Group
China Information Technology Designing & Consulting Institute (“CITDCI”)(Newly became a wholly-owned subsidiary of Unicom Group in December 2006)	A subsidiary of Unicom Group
UNISK (Beijing) Information Technology Co., Limited (“UNISK”)	A joint venture company of Unicom Group

(a)	Transactions with Unicom Group and its subsidiaries

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2004	2005	2006
Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	(i), (iii)	220,174	207,526	212,178
Interconnection and roaming charges	(ii), (iii)	63,891	57,902	59,125
Rental income for premises and facilities	(iv)	19,475	18,662	16,257
Charge for operator-based subscriber value-added services by New Guoxin	(v )	858,778	412,549	365,076
Charge for customer services by New Guoxin	(vi)	524,718	562,003	675,373
Agency fee incurred for subscriber development services by New Guoxin	(vii)	9,054	15,312	58,982
CDMA network capacity lease rental	(viii)	6,588,926	7,924,644	8,078,772
Constructed capacity related cost of CDMA network	(ix)	305,903	176,130	167,367
Sales of CDMA handsets	(x )	—	2,921	84,190
Charges for cellular subscriber value-added services by UNISK and Unicom NewSpace	(xi)	4,228	28,418	45,618
Rental charges for premises, equipment and facilities	(xii)	25,528	21,059	27,931
Charges for the international gateway services	(xiii)	17,062	19,797	17,143
Charges for leasing of satellite transmission capacity	(xiv)	14,152	11,794	—
Revenue for leasing of transmission line capacity	(xv)	38,853	25,841	17,682
Purchase of telephone cards	(xvi)	1,087,498	671,715	702,409
Agency fee incurred for procurement of telecommunications equipment	(xvii)	17,759	15,791	13,148
Purchase of CDMA handsets	(xviii)	14,655	—	—
Commission expenses for sales agency services incurred for telephone cards	(xix)	16,023	—	—

(i)	Interconnection revenues represent the amounts received or receivable from Unicom Group for calls from its networks to the Group’s networks. Roaming revenues represent revenue from calls made by Unicom Group’s subscribers using the Group’s networks.

(ii)	Interconnection charges are for calls made from the Group’s networks to Unicom Group’s networks. Roaming expenses represent expenses for calls made by the Group’s subscribers using Unicom Group’s networks.

(iii)	Interconnection settlement between Unicom Group’s network and the Group’s network is based on standards established from time to time by the MII. In the case of calls between cellular subscribers in different provinces, settlement is based on either the standards established by the MII or an internal settlement arrangement applied by Unicom Group based on their respective internal costs of providing this service. Also, charges for roaming services between the Group and Unicom Group are based on the respective internal costs of providing these services.

(iv)	Pursuant to the premises leasing agreement signed between the Group and New Guoxin in 2005 (the “2005 Guoxin Premises Leasing Agreement”), the Group agreed to provide premises to New Guoxin. The rental amount is based on the higher of depreciation costs and market price for similar premises in that locality.

(v)	Pursuant to the agreement signed between the Group and New Guoxin in 2005 (the “2005 Comprehensive Operator Services Agreement”), the Group shall retain 40% of the actually received revenue generated from the value-added services provided by New Guoxin to the Group’s subscribers and allocate 60% of such revenue to New Guoxin. The settlement should be made among branches of the Group and New Guoxin respectively.

(vi)	Pursuant to the 2005 Comprehensive Operator Services Agreement, New Guoxin provides business inquiries, tariff inquiries, account maintenance, complaints handling, and customer interview and subscriber retention services to the Group’s customers. The service fee payable by the Group shall be calculated on the basis of the customer service costs plus a profit margin, which shall not exceed 10%. The customer service costs were determined by the actual cost per operator seat and the number of effective operator seats.

(vii)	Pursuant to the 2005 Comprehensive Operator Services Agreement, New Guoxin provides subscriber development services to the Group through telephone or other channels by utilizing its own network, equipment and operators. The agency fee chargeable to the Group does not exceed the average of agency fees chargeable by any independent third party agent in the same region.

(viii)	Pursuant to the 2005 CDMA Lease Agreement entered among CUCL, Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL. Details please refer to Note 4.2(c).

(ix)	Pursuant to the 2005 CDMA Lease Agreement, the constructed capacity related costs in connection with the CDMA network capacity used by the Group, including the rentals for the exchange centers and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, are charged to the Group as part of the 2005 CDMA Lease Arrangement. The proportion of the constructed capacity related costs to be borne by the Group shall be calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the CDMA network.

(x)	Pursuant to the framework agreement for the procurement of CDMA mobile handsets entered between the Guizhou branch of Unicom Huasheng and the Guizhou branch of Unicom Group on December 19, 2006, the Guizhou branch of Unicom Huasheng agreed to sell CDMA mobile handsets to the Guizhou branch of Unicom Group from January 1, 2006 to December 31, 2008. The selling price of the CDMA mobile handsets are determined based on the factors including without limitation on the cost of handsets acquired by the Guizhou branch of Unicom Huasheng for sale and the cost in distributing those handsets to recipients designated by the Guizhou branch of Unicom Group.

(xi)	Pursuant to the Cellular Subscriber Value-Added Services Agreements (the “Agreements”) entered among CUCL, UNISK and Unicom NewSpace respectively in March 2004, CUCL agreed to provide its telecommunications channel and network subscriber resources to UNISK and Unicom NewSpace, enable them to provide value-added services to subscribers through CUCL’s cellular telecommunications network and data platform. The Agreements also stipulate that the content service fees paid by subscribers for using UNISK’s or Unicom NewSpace’s value-added services are shared between CUCL and UNISK, or CUCL and Unicom NewSpace based on an agreed proportion. The content service fees are collected from subscribers by CUCL and the relevant portion is paid to UNISK and Unicom NewSpace on a regular basis.

(xii)	CUCL signed service agreements with Unicom Group to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(xiii)	Charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group’s international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(xiv)	Satellite transmission capacity leasing fees represented the amounts paid or payable to Unicom NewSpace for the use of satellite transmission capacity. The charges were based on the MII regulations then in effect less the applicable discount up to 10% as agreed with Unicom NewSpace. The leasing agreement was terminated at the end of year 2005.

(xv)	Unicom Group leases transmission line capacity from the Group in accordance with the relevant provision of the services agreement. Revenue for leasing of transmission line capacity is based on tariffs stipulated by MII from time to time less a discount of up to 10%.

(xvi)	The Group signed a service agreement with Unicom Group to purchase telephone cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

(xvii)	The Group signed a service agreement with Unicom I/E Co., in which Unicom I/E Co. agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.55% (for contract up to an amount of USD30 million (inclusive)) and 0.35% (for contract with an amount of more than USD30 million) of the value of imported equipment, and 0.25% (for contract up to an amount of RMB200 million (inclusive)) and 0.l5% (for contract with an amount of more than RMB200 million) of the value of domestic equipment for such services.

(xviii)	In 2004, according to the purchase of CDMA handset agreement entered into between Unicom NewSpace and certain subsidiaries of the Group, the Group agreed to purchase CDMA handsets from Unicom NewSpace.

(xix)	Unicom International provided sales agency services such as selling of telecommunications cards, leased lines and transfer calls to the Group.

Prior to September 2004, the Group’s transactions with Unicom International (previously a subsidiary of Unicom Group) were treated as related party transactions, and had been included in the related party transactions described above for the period before its acquisition by the Group in 2004. Subsequent to its acquisition, such transactions become inter-group transactions and have been eliminated in the Group’s consolidated financial statements starting from September 2004.

(xx)	In 2006, State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) transferred 100% equity interest in CITDCI to Unicom Group, CITDCI became a wholly-owned subsidiary of Unicom Group effective from December 28, 2006 upon obtaining relevant approvals from the government authorities. Accordingly, CUCL entered into a new agreement, “2006 Comprehensive Services Agreement” with Unicom Group and CITDCI on October 26, 2006, in which CITDCI agreed to provide engineering design and technical services to the Group based on the pricing terms agreed among CUCL, Unicom Group and CITDCI. The service fee standards for the engineering design and technical services are determined based on standards promulgated by the relevant government authorities. In addition, such prices shall not be higher than those adopted by an independent third party providing services in the same industry.

(xxi)	Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement entered into between Unicom Group and CUCL, CUCL and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at CUCL’s option.

(b)	Amounts due from and to related parties/Unicom Group

Amounts due from and to related parties or Unicom Group and its subsidiaries are unsecured, interest free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group or its subsidiaries as described in (a) above.

(c)	Amount due to/ (from) Unicom Group

	2004	2005	2006
Due to/(from) Unicom Group, beginning of year	432,047	(61,401)	38,094
Interconnection and roaming revenues	(220,174)	(207,526)	(212,178)
Interconnection and roaming charges	63,891	57,902	59,125
Revenue for leasing of transmission line capacity, premises and facilities	(38,853)	(25,841)	(17,682)
Rental charges for premises, equipment and facilities	25,528	21,059	27,931
Charges for the international gateway services	17,062	19,797	17,143
Leasing of satellite transmission capacity	7,076	11,794	—
Proceeds received/receivable from sale of New Guoxin	450,000	—	—
Net (settlement)/receipt during the year	(797,978)	222,310	132,648

Due (from)/to Unicom Group, end of year	(61,401)	38,094	45,081

(d)	Renewal of continuing connected transactions in 2006 year-end

The significant related party transactions disclosed in (a) above between the Group and Unicom Group and its subsidiaries had expired by December 31, 2006. On October 26, 2006, CUCL entered into the new agreements, “2006 Comprehensive Services Agreement” and “2006 CDMA Lease Agreement”, with Unicom Group and Unicom New Horizon to continue to carry out the related party transactions. The new agreements have been approved by the minority shareholders of the Company on December 1, 2006, and become effective from January 1, 2007. Major changes of the key terms between the new agreements and the previous agreements are set out as follows:
•	2006 CDMA Lease Agreement

Pursuant to 2006 CDMA Lease Agreement, the CDMA lease has an initial term of one year. The lease fee has been determined based on the same pricing mechanism as under the 2005 CDMA Lease Agreement, but with a conditional increase in the lease fee of 1% from 30% to 31% if the audited CDMA income before taxation of CUCL for the relevant year is not less than the audited CDMA income before taxation of CUCL for the year 2006 as set out in the relevant annual audited financial statements of CUCL. The key terms of 2006 CDMA Lease Agreement are disclosed in Note 4.2(c).

•	2006 Comprehensive Services Agreement

Pursuant to 2006 Comprehensive Services Agreement, the customer service fees payable shall be calculated on the same basis as under previous agreements, except Guangdong has been added as one of the economically developed metropolises in determining the cost per operator seat.

33.2	Domestic Carriers
(a)	Transactions with Domestic Carriers

The following is a summary of significant transactions with Domestic Carriers in the ordinary course of business:

	Note		2004	2005	2006
Interconnection revenue	(i	)	2,889,497	3,964,977	5,460,211
Interconnection charges	(i	)	7,003,262	7,886,395	9,118,314
Leased line revenue	(ii	)	247,676	62,865	54,912
Leased line charges	(ii	)	628,173	548,481	328,701

(i)	The interconnection revenue and charges mainly represent the amounts due from or to Domestic Carriers for telephone calls made between the Group’s networks and the public switched telephone network of Domestic Carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and Domestic Carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MII.

(ii)	Leased line charges are paid or payable to Domestic Carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to Domestic Carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and Domestic Carriers.
(b)	Amounts due from and to Domestic Carriers

	2005	2006
Amounts due from Domestic Carriers
- Receivables for interconnection revenue and leased line revenue	139,099	158,894
- Less: Provision for doubtful debts	(614)	(20,373)

	138,485	138,521

Amounts due to Domestic Carriers
- Payables for interconnection charges and leased lines charges	822,006	850,975

All amounts due from and to Domestic Carriers were unsecured, non-interest bearing and repayable within one year.

33.3	Other major state-owned enterprises
(a)	Transactions with other major state-owned enterprises

The following is a summary of significant transactions with other major state-owned enterprises in the ordinary course of business:

	2004	2005	2006
Purchase of CDMA handsets	1,818,500	1,795,009	1,144,181
Construction and installation fee	707,829	290,170	218,904
Purchase of equipment	5,757,356	3,588,153	1,654,891
Line leasing revenue	179,450	153,837	166,559
Finance income/costs, include:
- Interest income	102,907	96,196	226,065
- Interest expense	1,994,986	1,587,260	832,681
Short-term bank loan received	10,151,971	11,946,716	2,070,000
Long-term bank loan received	6,893,990	5,772,746	1,315,000
Short-term bank loan repaid	12,271,753	14,363,131	7,372,661
Long-term bank loan repaid	17,245,367	25,869,531	8,442,468
(b)	Amounts due from and to other major state-owned enterprises

The balances with other major state-owned enterprises in various line items of the consolidated balance sheets were listed as follows:

	2005	2006
Current assets
Prepayment and other current assets	160,681	288,930
Short-term bank deposits	282,457	21,432
Cash and cash equivalents	5,191,067	11,994,563

Non-current liabilities
Long-term bank loans	7,946,418	235,000

Current liabilities
Payables and accrued liabilities	341,446	661,403
Short-term bank loans	6,431,208	—
Current portion of long-term bank loans	5,145,190	80,000

34.	CONTINGENCIES AND COMMITMENTS
34.1	Capital Commitments

As of December 31, 2005 and 2006, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	2006			2005
	Land and
	buildings	Equipment	Total	Total
Authorized and contracted for	499,280	2,199,345	2,698,625	3,879,666
Authorized but not contracted for	63,993	879,287	943,280	329,258

Total	563,273	3,078,632	3,641,905	4,208,924

As of December 31, 2006, approximately RMB203 million (2005: RMB218 million) of capital commitment outstanding was denominated in US dollars, equivalent to USD26 million (2005: USD27 million).
34.2	Operating Lease Commitments

As of December 31, 2005 and 2006, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	2006				2005
			CDMA
	Land and		network
	buildings	Equipment	capacity (a)	Total	Total
Leases expiring:
- 2006	—	—	—	—	7,873,407
- 2007	935,718	129,951	7,270,895	8,336,564	586,064
- 2008	654,349	24,397	—	678,746	500,276
- 2009	512,527	21,647	—	534,174	469,502
- 2010	399,639	16,431	—	416,070	434,837
- 2011	323,432	15,333	—	338,765	—
- Thereafter	1,082,987	24,804	—	1,107,791	1,168,106

Total	3,908,652	232,563	7,270,895	11,412,110	11,032,192

(a)	In relation to the above CDMA network capacity commitment, it is estimated based on 90% of the total amount of lease fee paid by the Group to Unicom New Horizon in 2006 pursuant to 2006 CDMA Lease Agreement (See Note 4.2(c) for details).
34.3	Commitment to purchase CDMA handsets

As of December 31, 2006, the Group committed to purchase CDMA handsets from third party vendors amounting to approximately RMB1,237 million (2005: RMB1,232 million).

35.	EVENTS AFTER BALANCE SHEET
35.1	Non-adjusting post balance sheet event

Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on March 16, 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and will be effective from January 1, 2008. The impact of this change in enterprise income tax rates on the Group’s consolidated financial statements will depend on detailed implementation pronouncements that are to be issued subsequently. The Group is currently assessing the impact on the Group’s results of operations and financial position of this change in enterprise income tax rates.

35.2	Proposed final dividend

After the balance sheet date, the Board of Directors proposed a final dividend. For details, see Note 31.
36.	COMPARATIVE FIGURES

For comparative purposes, the carrying value of land use rights underlying the buildings acquired from third parties was reclassified from “Property, plant and equipment” to “Other assets” on the 2005 comparative consolidated balance sheet. Please refer to Note 6 for details.
37.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on June 21, 2007.

38.	SIGNIFICANT DIFFERENCES BETWEEN HKFRS AND US GAAP
The consolidated financial statements of the Group prepared under HKFRS differ in certain material respects from those prepared under generally accepted accounting principles in the United States of America (“US GAAP”). Significant differences between HKFRS and US GAAP relating to the Group are summarized below:
(A)	Effect of the acquisitions of entities under common control

In 2002, 2003 and 2004, the Company acquired the entire equity interests in (i) Unicom New Century (which was merged into CUCL and legally dissolved on June 30, 2004); (ii) Unicom New World (which was merged into CUCL and legally dissolved on September 1, 2005); and (iii) Unicom International, respectively.

Prior to the adoption of HKFRS in 2005, the Group had adopted the purchase method of accounting to account for the acquisitions of Unicom New Century, Unicom New World and Unicom International (the “Acquisitions”) under the previous accounting principles generally accepted in Hong Kong (“HK GAAP”). Under the purchase method, the operating results of these acquired subsidiaries were included in the consolidated statements of income of the Group after the Acquisitions were effective. The differences between the costs of the Acquisitions and the fair values of the separately identifiable net assets acquired were recorded as goodwill/negative goodwill. Upon the adoption of HKFRS, under HKFRS 3 “Business Combinations”, goodwill is no longer amortized but is instead subject to impairment testing on an annual basis or when there are indications of impairment. This policy is applied prospectively from January 1, 2005. Upon the adoption of HKFRS 3, negative goodwill has been derecognized at January 1, 2005, with a corresponding adjustment to the balance of retained earnings as of January 1, 2005 of the Group.

As the Group, Unicom New Century, Unicom New World and Unicom International were under the common control of Unicom Group prior to the Acquisitions, these Acquisitions are considered as a transfer of businesses under common control and accounted for in a manner similar to a pooling of interests under US GAAP. Accordingly, the acquired assets and liabilities are accounted for at historical cost under US GAAP. The consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if Unicom New Century, Unicom New World and Unicom International were always part of the Group. The cash considerations paid by the Company are treated as capital distribution in the respective years of the Acquisitions. Goodwill/negative goodwill arising from the Acquisitions and the related amortization of goodwill/negative goodwill in prior periods has been reversed under US GAAP. Transaction costs, which are capitalized as part of the cost of investment under HKFRS, have been expensed in full under US GAAP. Upfront non-refundable revenue and direct incremental costs of these subsidiaries occurring prior to the Acquisitions were not recognized as assets and liabilities under the purchase method of accounting in the financial statements prepared under HKFRS, whereas as a transfer of business under common control under US GAAP, such assets and liabilities have been recognized as if the subsidiaries had always been part of the Group.

(B)	Consolidation of variable interest entities

Under HKFRS, consolidation of business enterprises is based on voting control. In addition, special purpose entities (“SPE”) are consolidated where the substance of the relationship indicates that an entity controls the SPE. Indicators of control mainly arise where: (i) the SPE conducts its activities on behalf of the entity; (ii) the entity has the decision-making power to obtain the majority of the benefits of the SPE; (iii) the entity has other rights to obtain the majority of the benefits of the SPE; or (iv) the entity has the majority of the residual or ownership risks of the SPE or its assets.

Under US GAAP, pursuant to Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (revised in December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), consolidation by business enterprises is based on an economic risks and rewards model rather than a traditional voting interest model. Entities subject to consolidation under the economic risks and rewards model is called a Variable Interest Entity (“VIE”). In accordance with the provision of FIN 46R, the Group has identified one VIE, Unicom New Horizon, in which it holds a variable interest in the form of lease renewal options. Unicom New Horizon is a 100% owned subsidiary of the Group’s controlling shareholder, from which the Group leases its CDMA assets under operating leases subject to indefinite renewal options. Lease fees are calculated based on a percentage of CUCL’s CDMA service revenues. The Group has concluded that its ultimate controlling shareholder, Unicom Group, is the primary beneficiary of Unicom New Horizon, since it absorbs all of Unicom New Horizon’s expected losses (through its ownership of 100% of Unicom New Horizon’s equity and an unconditional guarantee of 100% of Unicom New Horizon debt) and is indirectly associated with the operations of the leased CDMA assets through its majority ownership of the Group. As such, the adoption of FIN 46R did not result in any differences from the Group’s HKFRS consolidated financial statements.

(C)	Employee housing schemes

Prior to April 2000, Unicom Group provided housing benefits to qualified employees of the Group to enable them to purchase living quarters at a discount. Under HKFRS, housing benefits incurred and borne by Unicom Group for these employees were not recognized by the Group. Under US GAAP, the amount of such housing benefits is being recognized as part of the Group’s operating expenses over the estimated average service period of the participating employees. The corresponding credits are being accounted for as capital contributions.

(D)	Revaluation of property, plant and equipment

Under HKFRS, revaluation surplus in relation to buildings is recorded by the Group as part of the property, plant and equipment. Thereafter, depreciation is provided based on the revalued amounts.

Under US GAAP, all property, plant and equipment are stated at historical cost less accumulated depreciation.

(E)	Share option scheme

Under HKFRS, the fair value of the employee services received in exchange for share options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. Upon the adoption of HKFRS 2 effective on January 1, 2005, the Group expenses the cost of share options in the statements of income. As a transitional provision, the cost of share options granted after November 7, 2002 and not yet vested on January 1, 2005 was expensed retrospectively in the statements of income of the respective periods. Refer to Note 29 for details of share option schemes adopted by the Company.

Under US GAAP, in December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment” (“SFAS 123R”), which is a revision of Statement of Financial Accounting Standard for “Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting periods. Under SFAS 123 (R), the pro forma disclosures of the statements of income effects of share-based payments are no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC’s Interpretation of SFAS 123(R) and the valuation of share-based payment for public companies. SFAS 123(R) is effective for all stock-based awards granted on or after June 15, 2005. In addition, companies must also recognize compensation expense relating to any awards that are not fully vested as of June 15, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS 123 and will be amortized over the remaining vesting period.

The Group adopted SFAS 123(R) and relevant implementation guidances on January 1, 2006 using the Modified Prospective Application (“MPA”) method. By using the MPA method, the Group will not restate its prior period financial statements. Instead, the Group applies SFAS 123(R) for any unvested options as of and for new options granted after June 15, 2005.

Prior to adopting the provision of SFAS 123(R), the Company applied APB 25 to account for its fixed award stock options issued to employees. Under APB 25, compensation expense is recorded in the amount of the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options, which is amortized over the vesting period of the option. Since the market price of the underlying stock on the date of grant did not exceed the exercise price of the options granted, no compensation cost for options has been recognized in the reconciliation of net income for the relevant years to US GAAP. For purposes of pro forma disclosure under SFAS 123, as further amended by Statement of Financial Accounting Standards, No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”(“SFAS 148”), for the years ended December 31, 2004 and December 31, 2005, the estimated fair values of the share options were assumed to be amortized to expense over the share options’ vesting periods. The pro forma effects of recognizing estimated compensation expense under the fair value method on net income and earnings per share for the years ended December 31, 2004 and December 31, 2005 were as follows:

	2004	2005
Net income under US GAAP:
As reported (RMB’000)	4,712,687	5,012,812
Less: Total stock-based employee compensation expense determined under fair value based method	(146,541)	(108,950)

Pro forma	4,566,146	4,903,862

Basic earnings per share:
As reported (RMB)	0.38	0.40
Pro forma (RMB)	0.36	0.39

Diluted earnings per share:
As reported (RMB)	0.37	0.40
Pro forma (RMB)	0.36	0.39

Basic earnings per ADS:
As reported (RMB)	3.75	3.99
Pro forma (RMB)	3.64	3.90

Diluted earnings per ADS:
As reported (RMB)	3.74	3.97
Pro forma (RMB)	3.62	3.89

(F)	Capacity transaction

Under HKFRS, sales of indefeasible right-of-use (“IRU”) are recognized at the time of delivery and acceptance where the following conditions are met: (i) the purchaser’s right of use is exclusive and irrevocable; (ii) the asset is specific and separable; (iii) the term of the contract is for the major part of the asset’s useful economic life; (iv) the attributable carrying value can be measured reliably; and (v) no significant risks are retained by the Group.

Under US GAAP, sales of IRUs are evaluated under the guidance in FASB Interpretations No. 43 “Real Estates Sales” as the leased asset is considered as real estate. The title of the leased assets must be transferred to the lessee in order to be classified and accounted for as a sales-type lease such that the sale can be recognized. Accordingly, such sales of IRUs are not recognized under US GAAP as the title to the asset is not transferred.

(G)	Convertible bonds

Under HKFRS, the Convertible Bonds contract must be separated into two component elements: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds. Since the functional currency of the Group is RMB, the conversion option of the Convertible Bonds denominated in Hong Kong Dollars will not result in settlement by the exchange of a fixed amount of cash in RMB (functional currency of the Group) for a fixed number of the Company’s shares. The derivative component, the embedded conversion option, is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the statement of income in the period when the change occurs. The remainder of the proceeds is allocated to the debt element of the bonds, net of transaction costs, and is recorded as the liability component. The liability component is subsequently carried at amortized cost until extinguished on conversion or redemption. Interest expense is calculated using the effective interest method by applying the effective interest rate to the liability component through the maturity date. Refer to Note 2.13 and Note 17 for details of the Convertible Bonds.

Under US GAAP, pursuant to Statement of Financial Accounting Standards No.133, “Accounting for derivative instruments and hedging activities” (“SFAS 133”), the conversion option of the Convertible Bonds is not separated from the bond contract as it does not satisfy the net settlement characteristic of a derivative instrument and no portion of the proceeds from the issuance of the Convertible Bonds should be accounted for as attributable to the conversion feature. All of the proceeds are attributed to the bond contract and is carried as a long-term liability on the amortized cost basis until extinguished on conversion or redemption. Interest expense is calculated at the effective interest rate of 1.40% to the host contract through the maturity date. The transaction costs of the Convertible Bonds with puts at the option of the holder are amortized at 2 years through the first put date, July 5, 2008.

(H)	Rental cost

Under HKFRS, the rental costs associated with ground or building operating leases that are incurred during the construction period are capitalized as these costs are considered as necessary costs of the construction which are directly attributable costs of bringing the asset to its working condition and location for its intended use.

Under US GAAP, effective from January 1, 2006, the Group applies FASB Staff Position (“FSP”) 13-1, “Accounting for Rental Costs Incurred During a Construction Period”, which requires that rental cost associated with ground or building operating leases that are incurred during the construction period be recognized as rental expense.

(I)	Deferred taxation

The adjustment related to deferred taxation represents the deferred tax effects of other US GAAP adjustments.

(J)	New Accounting Pronouncements

The following are new accounting pronouncements not yet effective, but may be applicable to the Group.

The Financial Accounting Standards Board (“FASB”) recently issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), and Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“SFAS 157”). The FASB ratified Emerging Issue Task Force (“EITF”) No. 06-03, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement”(“EITF 06-03”). Also, EITF issued No. 06-01, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”(“EITF 06-01”). U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”(“SAB 108”).
(a)	In June 2006, the EITF issued No. 06-03, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-03”). EITF 06-03 requires disclosure of the presentation of taxes on either a gross or a net basis as an accounting policy decision. The provisions are effective for interim and annual reporting periods beginning after December 15, 2006. The Group does not expect the adoption of EITF 06-03 will have a material impact on the consolidated financial statements of the Group.

(b)	In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on tax audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal year beginning after December 15, 2006, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Group does not expect the adoption of FIN 48 will have a material impact on the consolidated financial statements of the Group.

(c)	In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Group does not expect the adoption of SFAS 157 will have a material impact on the consolidated financial statements of the Group.

(d)	In September 2006, the Staff of the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for fiscal years beginning after November 15, 2006. The Group does not expect the adoption of SAB 108 will have a material impact on the consolidated financial statements of the Group.

(e)	In September 2006, EITF issued No. 06-01, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider” (“EITF 06-01”). EITF 06-01 provides guidance regarding whether the consideration given by a service provider to a manufacturer or reseller of specialized equipment should be characterized as a reduction of revenue or an expense. This Issue is effective for fiscal years beginning after June 15, 2007. The Group believes the adoption of EITF 06-01 will not have significant impact on its consolidated financial statements.

Differences between HKFRS and US GAAP which affect net income of the Group are summarized below:

	Note		2004	2005	2006
Net income under HKFRS			4,493,451	4,931,052	3,731,824

Impact of US GAAP adjustments:
- Reversal of goodwill amortization of Unicom New Century	(A	)	114,237	—	—
- Recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A	)	(28,761)	(28,761)	(28,761)
- Reversal of goodwill amortization of Unicom New World	(A	)	57,247	—	—
- Recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New World	(A	)	(20,740)	(20,740)	(20,740)
- Effect of acquisition of Unicom International	(A	)	6,106	—	—
- Transaction costs for the acquisition of Unicom International	(A	)	(325)	—	—
- Recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom International	(A	)	61	1,448	1,448
- Upfront non-refundable revenue and direct incremental costs not recognized under purchase method of accounting under HKFRS	(A	)	19,807	21,001	21,001
- Employee housing benefits	(C	)	(14,942)	(14,942)	(14,942)
- Reversal of depreciation for revalued property, plant and equipment	(D	)	4,127	4,127	4,127
- Reversal of employee compensation costs for share option scheme under HKFRS	(E	)	88,957	108,417	—
- Effect on sale of indefeasible right-of-use	(F	)	—	(3,747)	(142)
- Adjustment of differences on Convertible Bonds between HKFRS and US GAAP:
(i) Reversal of unrealized loss on changes in fair value of derivative component of Convertible Bonds	(G	)	—	—	2,396,592
(ii) Amortization of transaction costs on Convertible Bonds	(G	)	—	—	(3,540)
(iii) Difference in provision for interest expense on Convertible Bonds under HKFRS	(G	)	—	—	137,973
(iv) Difference in exchange gain on Convertible Bonds under HKFRS	(G	)	—	—	(58,090)
- Expense the capitalized rental cost under HKFRS	(H	)	—	—	(25,935)
- Deferred tax effects of US GAAP adjustments	(I	)	(6,538)	14,957	14,957

Net income under US GAAP			4,712,687	5,012,812	6,155,772

Differences between HKFRS and US GAAP which affect shareholders’ equity of the Group are summarized below:

			The Group
	Note		2005	2006
Shareholders’ equity under HKFRS			76,284,345	79,408,817

Impact of US GAAP adjustments:
- Effect of acquisition of Unicom New Century	(A	)	(2,052,554)	(2,052,554)
- Transaction costs for the acquisition of Unicom New Century	(A	)	(109,221)	(109,221)
- Reversal of goodwill amortization and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New Century	(A	)	145,509	116,748
- Effect of acquisition of Unicom New World	(A	)	(946,370)	(946,370)
- Transaction costs for the acquisition of Unicom New World	(A	)	(49,378)	(49,378)
- Reversal of goodwill amortization and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom New World	(A	)	15,767	(4,973)
- Effect of acquisition of Unicom International	(A	)	392	392
- Transaction costs for the acquisition of Unicom International	(A	)	(325)	(325)
- Reversal of goodwill amortization and recognition of depreciation expenses based on historical cost of property, plant and equipment of Unicom International	(A	)	(5,977)	(4,529)
- Upfront non-refundable revenue and direct incremental costs not recognized under purchase method of accounting under HKFRS	(A	)	69,775	90,776
- Reversal of revaluation surplus of property, plant and equipment:
- Cost	(D	)	(82,531)	(282,861)
- Accumulated depreciation	(D	)	23,605	27,732
- Effect on sale of indefeasible right-of-use	(F	)	(3,747)	(3,889)
- Adjustment of differences on Convertible Bonds between HKFRS and US GAAP:
(i) Reversal of unrealized loss on changes in fair value of derivative component of Convertible Bonds	(G	)	—	2,396,592
(ii) Amortization of transaction costs on Convertible Bonds	(G	)	—	(3,540)
(iii) Difference in provision for interest expense on Convertible Bonds under HKFRS	(G	)	—	137,973
(iv) Difference in exchange gain on Convertible Bonds under HKFRS	(G	)	—	(58,090)
- Expense the capitalized rental cost under HKFRS	(H	)	—	(25,935)
- Deferred tax effects of US GAAP adjustments	(I	)	(24,004)	96,082

Shareholders’ equity under US GAAP			73,265,286	78,733,447

The following are the condensed statements of income, changes in shareholders’ equity and cash flow information for the years ended December 31, 2004, 2005 and 2006, condensed balance sheets information for the Group as of December 31, 2005 and 2006, restated to reflect the impact of the effects of acquisition of entities under common control which is accounted for at historical cost with retroactive restatement under US GAAP.
Condensed Statements of Income

	2004	2005	2006
Revenue (Turnover):	79,388,314	87,254,524	94,500,184

Operating expenses:
Leased lines and network capacities	(7,398,429)	(8,747,317)	(8,763,865)
Interconnection charges	(7,508,866)	(8,372,370)	(9,595,622)
Depreciation and amortization	(18,944,473)	(20,412,108)	(22,467,946)
Employee benefit expenses	(4,547,892)	(5,522,837)	(6,663,641)
Selling and marketing	(18,989,186)	(20,721,974)	(19,415,800)
General, administrative and other expenses	(10,471,208)	(11,741,560)	(13,441,503)
Cost of telecommunications products sold	(3,342,797)	(3,594,844)	(4,949,516)

Total operating expenses	(71,202,851)	(79,113,010)	(85,297,893)

Operating income	8,185,463	8,141,514	9,202,291
Interest income	103,441	96,196	259,040
Finance costs	(1,688,418)	(1,099,321)	(577,877)
Other gains — net	95,932	30,111	21,353

Net income before taxation and minority interests	6,696,418	7,168,500	8,904,807
Taxation	(1,983,731)	(2,155,454)	(2,748,928)

Net income before minority interests	4,712,687	5,013,046	6,155,879
Minority interests	—	(234)	(107)

Net income	4,712,687	5,012,812	6,155,772

	Note	2004	2005	2006
Basic earnings per share (RMB):	(1)	0.38	0.40	0.49

Diluted earnings per share (RMB):	(2)	0.37	0.40	0.46

Basic earnings per ADS (RMB):	(1)	3.75	3.99	4.89

Diluted earnings per ADS (RMB):	(2)	3.74	3.97	4.62

Notes

(1)	Basic earnings per share for the years ended December 31, 2004, 2005 and 2006 were computed by dividing the net income for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years.

(2)	Diluted earnings per share for the years ended December 31, 2004, 2005 and 2006 were computed by dividing the net income for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years, after adjusting for the cumulative effects of the dilutive potential ordinary shares. The dilutive potential ordinary shares arose from share options granted (i) under the amended Pre-Global Offering Share Option Scheme; (ii) under the amended Share Option Scheme as described in Note 29 and (iii) the Convertible Bonds as described in Note 17. For 2006, the dilutive potential ordinary shares arose from additional share options granted in 2002, 2003 and 2004 under the amended Share Option Scheme (see Note 29) and the Convertible Bonds, which if converted to ordinary shares would decrease earnings per share.

Condensed Balance Sheets

	2005	2006
Assets
Current assets:
Bank balances and cash	5,471,576	12,182,108
Short-term bank deposits	282,457	195,820
Amounts due from related parties	384,531	168,548
Amounts due from Domestic Carriers	138,485	138,521
Accounts receivable	7,636,980	6,462,638
Less: Provision for doubtful debts	(3,088,551)	(3,043,295)

Accounts receivable, net	4,548,429	3,419,343
Inventories	2,107,812	2,333,902
Current portion of deferred tax assets	447,556	819,118
Prepayments and other current assets	2,342,467	1,988,019

Total current assets	15,723,313	21,245,379

Non-current assets:
Property, plant and equipment, net	112,549,099	111,285,921
Other assets	11,685,354	11,187,164

Total assets	139,957,766	143,718,464

Liabilities and equity
Current liabilities:
Payables and accrued liabilities	18,526,628	26,290,074
Taxes payable	1,016,128	1,632,195
Amounts due to Unicom Group	38,094	45,081
Amounts due to related parties	116,621	325,308
Amounts due to Domestic Carriers	822,006	850,975
Short-term bonds	9,865,900	7,087,217
Short-term bank loans	7,024,358	—
Current portion of long-term bank loans	5,145,190	3,984,350
Current portion of obligations under finance leases	420,631	99,566
Advances from customers	7,886,624	9,987,771

Total current liabilities	50,862,180	50,302,537

Non-current liabilities:
Long-term bank loans	11,981,518	4,139,349
Convertible bonds	—	7,862,609
Obligations under finance leases	145,367	10,230
Deferred tax liabilities	132,892	410,201
Deferred revenue	3,567,789	2,257,250

Total non-current liabilities	15,827,566	14,679,639

Minority interests	2,734	2,841

Shareholders’ equity	73,265,286	78,733,447

Total liabilities and shareholders’ equity	139,957,766	143,718,464

Condensed Statements of Changes in Shareholders’ Equity

Balance of shareholders’ equity as of December 31, 2003	65,946,144
Net income for the year ended December 31, 2004	4,712,687
Deemed capital contribution from owner for employee housing benefits	14,942
Deemed capital distribution relating to the payment to Unicom Group for the transfer of Unicom International	(39,416)
Dividend paid	(1,256,160)
Exercise of share options	64,125

Balance of shareholders’ equity as of December 31, 2004	69,442,322
Net income for the year ended December 31, 2005	5,012,812
Deemed capital contribution from owner for employee housing benefits	14,942
Dividend paid	(1,256,924)
Exercise of share options	52,134

Balance of shareholders’ equity as of December 31, 2005	73,265,286
Net income for the year ended December 31, 2006	6,155,772
Deemed capital contribution from owner for employee housing benefits	14,942
Dividend paid	(1,384,146)
Value of employee services	146,294
Exercise of share options	535,299

Balance of shareholders’ equity as of December 31, 2006	78,733,447

Condensed Cash Flow Statements

	2004	2005	2006
Net cash inflows (outflows) from:
Operating activities	24,510,430	31,486,278	35,873,954
Investing activities	(19,668,070)	(17,430,931)	(17,760,108)
Financing activities	(9,440,491)	(13,213,324)	(11,403,314)

Net (decrease) increase in cash and cash equivalents	(4,598,131)	842,023	6,710,532
Cash and cash equivalents, beginning of year	9,227,684	4,629,553	5,471,576

Cash and cash equivalents, end of year	4,629,553	5,471,576	12,182,108

Interest paid (net of amount capitalized)	(1,662,419)	(1,109,808)	(784,136)