Form 20-F
period 2007-12-31
CHINA UNICOM LTD
filed 2008-06-20
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
     As of December 31, 2007, 13,634,289,945 ordinary shares were issued and outstanding.
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
     Large Accelerated Filer ☑     Accelerated Filer ☐     Non-Accelerated Filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
     U.S. GAAP ☐
     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☑
     Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17     ☐ Item 18     ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

-i-

Page

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	141

PART III	141
Item 17. Financial Statements	141
Item 18. Financial Statements	141
Item 19. Exhibits	141
EX-10.42 ASSET TRANSFER AGREEMENT
EX-10.43 SUPPLEMENT AGREEMENT
EX-10.44 CDMA BUSINESS FRAMEWORK AGREEMENT
EX-10.45 JOINT ANNOUNCEMENT DATED JUNE 2, 2008
EX-10.46 ANNOUCEMENT DATED JUNE 2, 2008
EX-12.1 CERTIFICATION OF CEO
EX-12.2 CERTIFICATION OF CFO
EX-13.1 CERTIFICATION OF CEO
EX-13.2 CERTIFICATION OF CFO

-ii-

Note Regarding Forward-looking Statements
     This annual report for the year ended December 31, 2007 contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation:
•	our strategy and future plan;

•	our restructuring plan;

•	our capital expenditure plan;

•	our future business condition and financial results;

•	our ability to retain existing subscribers and attract new subscribers;

•	our ability to improve our existing services and offer and market new services;

•	future growth of market demand for our services;

•	our abilities to optimize, upgrade and expand our networks and increase network efficiency;

•	our ability to leverage our position as an integrated telecommunications operator and expand into new businesses and new markets;

•	our ability to upgrade and develop technology applications;

•	the proposed restructuring of the telecommunications industry of the People’s Republic of China, or the PRC, as announced by the Ministry of Industry and Information, or the MII (which has assumed the regulatory functions of the former Ministry of Information Industry), the National Development and Reform Commission, or NDRC, and the Ministry of Finance of the PRC on May 24, 2008; and

•	future regulatory and other developments in the Chinese telecommunications industry.
     These forward-looking statements reflect our current views with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of many factors that may be beyond our control, including, without limitation:
•	any changes in the regulatory regime for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the MII, or any in the regulatory policies of the MII, the State-owned Assets Supervision and Administration Commission, or SASAC, and other relevant government authorities in the PRC;

•	the PRC government’s decision in relation to licenses of third generation mobile telecommunications, or 3G;

•	the results of our ongoing restructuring;

-iii-

•	the results of the proposed merger between us and China Netcom Group Corporation (Hong Kong) Limited and the proposed disposal of our CDMA business to China Telecom Corporation Limited;

•	any changes in the effects of competition on the demand and price of our telecommunications services;

•	any changes in telecommunications and related technology and applications based on such technology; and

•	changes in political, economic, legal and social conditions in China including: the PRC government’s policies with respect to economic growth, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange controls, foreign investments in and entry by foreign companies into China’s telecommunications market.
     In addition, our future capital expenditure and development plans are dependent on various factors, including, among others:
•	the availability of adequate financing on acceptable terms,

•	the adequate and timely supply of equipment when required, and

•	the adequacy of currently available spectrum and other government-controlled telecommunications resources or availability of additional spectrum and such other telecommunications resources.
     Please also see the “D. Risk Factors” section under Item 3.
Certain Definitions
     As used in this annual report, references to “we”, “us”, “our”, the “Company” and “Unicom” are to China Unicom Limited. Unless the context otherwise requires, these references include all of our subsidiaries. In respect of any time prior to our incorporation, references to “we”, “us”, “our” and “Unicom” are to the telecommunications businesses in which our predecessors were engaged and which were subsequently assumed by us. All references to “Unicom Group” are to China United Telecommunications Corporation, our indirect controlling shareholder. Unless the context otherwise requires, these references include all of Unicom Group’s subsidiaries, including us and our subsidiaries. Please also see “A. History and Development of the Company” under Item 4 for our current shareholding structure. For purposes of this annual report, references to “PRC” and “China” do not include Hong Kong Special Administrative Region, or Hong Kong, Macau Special Administrative Region, or Macau, or Taiwan.

-iv-

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected Financial Data
     The following table presents our selected consolidated income statement data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and our selected consolidated balance sheet data as of December 31, 2003, 2004, 2005, 2006 and 2007. The selected consolidated balance sheet data as of December 31, 2006 and 2007 and income statement and cash flow data for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements included in this annual report. The selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 and income statement and cash flow data for the years ended December 31, 2003 and 2004 have been restated to reflect the acquisition of certain cellular businesses and assets, held by the Guizhou branch of Unicom Group, in Guizhou Province, China. Unicom Guizhou was under common control of Unicom Group with our company prior to the acquisition.
     Our financial statements are prepared in accordance with Hong Kong Financial Reporting Standards, or HKFRS, which includes all applicable Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and interpretations issued by the Hong Kong Institute of Certified Public Accountants, or the HKICPA, and the requirements of the Hong Kong Companies Ordinance. Our financial statements also comply with the applicable disclosure provisions of the rules governing the listing of securities on the Stock Exchange of Hong Kong Limited. Financial statements prepared in accordance with HKFRS vary in certain material respects from generally accepted accounting principles in the United States, or US GAAP. Prior to the adoption of HKFRS in 2005, we adopted the purchase method to account for our prior acquisitions from Unicom Group of certain cellular businesses and assets held by Unicom New Century Telecommunications Corporation Limited, or Unicom New Century, Unicom New World Telecommunications Corporation Limited, or Unicom New World, and China Unicom International Limited, or Unicom International, in accordance with the original HK SSAP 27 “Accounting for Group Reconstructions”, or HK SSAP 27, under the previous accounting principles generally accepted in Hong Kong , or HK GAAP, and the requirement of the Hong Kong Companies Ordinance, as the criteria for applying merger accounting under the HK SSAP 27 was not satisfied. The acquisitions of Unicom New Century, Unicom New World and Unicom International became effective on December 31, 2002, December 31, 2003 and in September 2004, respectively, as described in “A. History and Development of the Company” under Item 4. Accordingly, our consolidated income statement and, except as otherwise noted, all other HKFRS financial information for the year 2004 presented in this annual report include the operating results of Unicom New Century and Unicom New World for the year ended December 31, 2004 and the operating results of Unicom International from the effective date of the acquisition to December 31, 2004, but our consolidated income statement and all other HKFRS financial information for the year 2003 presented in this annual report do not include the operating results of Unicom New World and Unicom International for the year ended December 31, 2003. Under the purchase method, our consolidated balance sheet as of December 31, 2003 includes the financial position of Unicom New Century and Unicom New World and our consolidated balance sheet as of December 31, 2004 also includes the financial position of

Unicom International. In contrast, under US GAAP, these acquisitions would have been accounted for as transfers of entities under common control. The financial statements prepared under US GAAP would have been retroactively restated for all periods presented on a combined basis as if these acquisitions had been in effect since inception, whereby related assets and liabilities of the acquired businesses would have been accounted for at historical costs and the results of operations of the acquired businesses would have been included in the consolidated financial statements for the earliest period presented.
     Upon adoption of HKFRS in 2005, we used merger accounting to account for business combination of entities and businesses under common control in accordance with the Accounting Guideline 5 “Merger Accounting For Common Control Combinations”, or AG5, issued by the HKICPA in November 2005. On December 31, 2007, China Unicom Corporation Limited, or CUCL, our wholly-owned operating subsidiary, successfully acquired Unicom Guizhou from Unicom Group, as described in “A. History and Development of the Company — Acquisition of Unicom New Century, Unicom New World and Unicom Guizhou and the Sale of Guoxin Paging” under Item 4. Since Unicom Guizhou and our company were both under the common control of Unicom Group prior to and after such transaction, such transaction is considered as a business combination of entities and businesses under common control, and has been accounted for using merger accounting in accordance with AG5. The acquired assets and liabilities of Unicom Guizhou are stated at historical cost, and are included in the consolidated financial statements included in this Form 20-F as if Unicom Guizhou had always been part of our company. As a result, the 2003, 2004, 2005 and 2006 comparative figures in the consolidated financial information included in this Form 20-F have been restated accordingly.
     See Note 38 to the consolidated financial statements included in this annual report for a summary of the principal differences between HKFRS and US GAAP in relation to our financial statements.

	As of or for the year ended December 31
	2003(1)(2)	2004(1)	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$(3)
	(in millions, except number of shares and per share data)

Statement of Income Data:

HKFRS
Revenue (Turnover):
Cellular service business	58,338	72,514	80,707	87,758	90,505	12,407
-GSM service business	41,586	47,926	52,618	59,882	62,775	8,606
-CDMA service business	16,752	24,588	28,089	27,876	27,730	3,801
Paging business	1,403	—	—	—	—	—
Long distance business	2,231	1,805	1,472	1,015	1,508	207
Data and internet business	3,412	3,614	3,000	2,320	2,626	360
Total service revenue	65,384	77,933	85,179	91,093	94,639	12,974
Sales of telecommunications products	2,258	1,735	2,859	4,254	4,900	672
Total revenue	67,642	79,668	88,038	95,347	99,539	13,646
Costs and expenses(7)	(61,653)	(73,295)	(80,945)	(88,782)	(86,584)	(11,870)
Income before income tax	5,989	6,373	7,093	6,565	12,955	1,776
Net income	4,060	4,395	4,922	3,801	9,301	1,275
-Basic net income per share(4)	0.32	0.35	0.39	0.30	0.71	0.10
-Number of shares outstanding for basic net income per share (in thousands)(4)	12,553,010	12,561,242	12,570,398	12,599,018	13,036,566	13,036,566
-Diluted net income per share(4)	0.32	0.35	0.39	0.30	0.71	0.10
-Number of shares outstanding for diluted net income per share (in thousands) (4)	12,556,728	12,593,054	12,607,476	12,649,306	13,161,089	13,161,089
-Basic net income per ADS(5)	3.24	3.50	3.92	3.02	7.13	0.98
-Number of ADS outstanding for basic net income per ADS (in thousands) (4)	1,255,301	1,256,124	1,257,040	1,259,902	1,303,657	1,303,657
-Diluted net income per ADS(5)	3.24	3.49	3.90	3.00	7.07	0.97
-Number of ADS outstanding for diluted net income per ADS (in thousands)(4)	1,255,673	1,259,305	1,260,748	1,264,931	1,316,109	1,316,109

US GAAP(6)
Revenue	72,474	79,969	88,244	95,553	99,540	13,646

	As of or for the year ended December 31
	2003(1)(2)	2004(1)	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$(3)
	(in millions, except number of shares and per share data)
Operating income from continuing operations	10,562	8,141	8,162	9,272	10,224	1,402
Net income before discontinued operation	5,870	4,614	5,004	6,225	9,866	1,353
Loss from discontinued operation, net of tax(2)	1,342	—	—	—	—	—
Net income	4,538	4,614	5,004	6,225	9,866	1,353
-Basic net income per share before discontinued operation and cumulative effect of change in accounting policy(4)	0.47	0.37	0.40	0.49	0.76	0.10
-Basic net income per ADS before discontinued operation and cumulative effect of change in accounting policy(5)	4.68	3.67	3.98	4.94	7.57	1.04
-Basic net income per share after discontinued operation and cumulative effect of change in accounting policy(4)	0.36	0.37	0.40	0.49	0.76	0.10
-Basic net income per ADS after discontinued operation and cumulative effect of change in accounting policy(5)	3.61	3.67	3.98	4.94	7.57	1.04

Balance Sheet Data:

HKFRS
Property, plant and equipment	119,447	120,029	113,800	112,796	116,162	15,924
Total assets	154,538	151,058	144,621	148,297	149,422	20,484
Short-term debt and current portion of other long-term debt	18,173	20,978	22,376	11,072	2,191	300
Obligations under finance lease-current portion	25	938	468	100	1	—
Obligations under finance lease-non current portion	100	537	146	10	4	1
Other long-term debt	37,263	26,176	12,052	4,139	1,661	228
Convertible bonds	—	—	—	10,325	—	—
Shareholders’ equity	68,827	72,835	76,670	79,864	97,217	13,327
Share capital	1,331	1,332	1,334	1,344	1,437	197

US GAAP(6)
Property, plant and equipment	119,755	120,238	113,976	112,700	115,977	15,899
Total assets	152,145	148,634	141,949	145,577	146,431	20,074
Obligations under finance lease-current portion	25	938	468	100	1	—
Obligations under finance lease-non current portion	100	537	146	10	4	1
Other long-term debt	37,263	26,176	12,052	4,139	1,661	228
Convertible bonds	—	—	—	7,863	—	—
Shareholders’ equity	65,721	69,835	73,649	79,186	93,961	12,881
Share capital	1,331	1,332	1,334	1,344	1,437	197

Other Financial Data:

HKFRS
Net cash generated from operating activities	22,808	24,319	31,408	36,142	32,331	4,432
Net cash used in investing activities	(19,237)	(19,099)	(16,848)	(17,575)	(24,967)	(3,423)
Net cash used in financing activities	(8,767)	(9,871)	(13,733)	(11,814)	(12,933)	(1,773)
Dividend declared per share	0.10	0.10	0.11	0.18	0.20	0.03

US GAAP(6)
Net cash generated from operating activities	26,243	25,020	32,100	36,573	32,605	4,470
Net cash used in investing activities	(20,488)	(19,819)	(17,540)	(18,005)	(24,360)	(3,339)
Net cash used in financing activities	(11,386)	(9,910)	(13,733)	(11,814)	(13,813)	(1,894)
Dividend declared per share	0.10	0.10	0.11	0.18	0.20	0.03

(1)	The adoption of HKFRS on January 1, 2005 resulted in changes in certain accounting policies which have been reflected in the financial statements either in accordance with the transitional provisions in the applicable accounting standards or, to the extent there are no transitional provisions, applied retrospectively. Accordingly, the comparative financial data prior to January 1, 2005 presented herein was restated, as applicable, in 2005 to conform to the changed accounting policies.

(2)	Under HKFRS, the sale of Guoxin Paging Corporation Ltd., or Guoxin Paging, on December 31, 2003 by us to Unicom Group has been accounted for as a sale of discontinued operation. The difference between the sale proceeds and the carrying amount of net assets of Guoxin Paging as of December 31, 2003 was recorded as a loss on sale of discontinued operation in our consolidated statement of income for the year ended December 31, 2003. The operating results of Guoxin Paging from January 1, 2003 to the effective date of the sale of Guoxin Paging were included in our consolidated statement of income for the year ended December 31, 2003. Under US GAAP, the sale of Guoxin Paging to Unicom Group is considered a transfer of business between entities under common control and accounted for at historical cost of the net assets transferred, after reduction, if appropriate, for an indicated impairment of value. In addition, under US GAAP, the results of operations of a component or segment of an entity that has been disposed of should be reported in discontinued operations as a separate component of income, separated from continuing operations, in the period in which the disposal occurred and in prior periods. Accordingly, all the operating results of Guoxin Paging have been grouped into and reported in the income statement as “Discontinued operation — Loss from discontinued operation” under US GAAP.

(3)	The translation of RMB into US dollars has been made at the rate of RMB7.2946 to US$1.00, the noon buying rate in New York City for cable transfer in RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. The translations are solely for the convenience of the reader.

(4)	See Notes 30 and 38 to the financial statements included in this Form 20-F on how basic and diluted net income per share are calculated under HKFRS and US GAAP, respectively.

(5)	Net income per ADS is calculated by multiplying net income per share by 10, which is the number of shares represented by each ADS.

(6)	The US GAAP amounts as of and for each of the relevant years ended on December 31, 2007, 2006, 2005, 2004 and 2003 are presented as if the acquisitions of Unicom New Century, Unicom New World, Unicom International and Unicom Guizhou had been in existence since the beginning of the earliest period presented.

(7)	Costs and expenses including financial gains/costs, interest income, unrealized/realized loss on changes in fair value of derivative component of the convertible bonds and other gains. Costs and expenses hereinafter has the same meaning in this annual report.
Historical Exchange Rates Information
     We publish our financial statements in Renminbi, or RMB, the legal tender currency in the PRC. In this annual report, references to “US dollars” or “US$” are to United States dollars and references to “Hong Kong dollars”, “HK dollars” or “HK$” are to Hong Kong dollars. Solely for the convenience of the reader, this annual report contains translations of certain RMB and Hong Kong dollar amounts into US dollar amounts and vice versa at specified rates. These translations should not be construed as representations that the RMB or Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollar amounts at the rates indicated or at all. Unless otherwise stated, the translations of RMB and Hong Kong dollars into US dollars and vice versa have been made at the rate of RMB7.2946 to US$1.00 and HK$7.7984 to US$1.00, respectively, the noon buying rates in New York City for cable transfers payable in RMB or Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007.
     The noon buying rates on June 19, 2008 were RMB6.8770 to US$1.00 and HK$7.8068 to US$1.00, respectively. The average noon buying rates for 2003, 2004, 2005, 2006 and 2007 were RMB8.2772, RMB8.2768, RMB8.1826, RMB7.9723 and RMB7.6072, respectively, to US$1.00, and HK$7.7864, HK$7.7899, HK$7.7755, HK$7.7681 and HK$7.8019, respectively, to US$1.00, calculated as the average of the noon buying rates on the last day of each month during each applicable year. The following table sets forth the high and low noon buying rates between RMB and the US dollar (in RMB per US dollar) and Hong Kong dollar and the US dollar (in Hong Kong dollar per US dollar) for each month during the previous six months:

Period	High	Low	High	Low
	(RMB per US$1.00)		(HK$ per US$1.00)
December 2007	7.4120	7.2946	7.8073	7.7879
January 2008	7.2946	7.1818	7.8107	7.7961
February 2008	7.1973	7.1100	7.8012	7.7807
March 2008	7.1110	7.0105	7.7897	7.7642
April 2008	7.0185	6.9840	7.7963	7.7863
May 2008	7.0000	6.9377	7.8060	7.7931
June 2008 (through June 19, 2008)	6.9633	6.8770	7.8159	7.8037
B. Capitalization and Indebtedness
     Not applicable.

C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
Risks Relating to Our Business
Our cellular businesses face competition from China Mobile Communications Corporation and its subsidiaries, China Telecommunications Corporation and its subsidiaries, and China Network Communications Group Corporation and its subsidiaries. Such competition may intensify and result in slower subscriber growth, lower tariffs and higher customer acquisition costs for us, which would materially adversely affect our financial condition, results of operations and growth prospects.
     Our cellular businesses face intense competition from China Mobile. China Mobile is the largest cellular operator in China and has competitive advantages over us in areas such as customer base, financial resources and brand recognition. We have been experiencing intense competition from China Mobile in our cellular service areas, and such competition may continue and even intensify. In particular, continued price competition between China Mobile and us may accelerate the decline of the average revenue per user per month, or ARPU, of our cellular services, and adversely affect our profitability. Moreover, China Mobile has announced its intention to launch 3G cellular services in the future, which could further intensify the competition with our cellular businesses.
     Our cellular services also compete with the local wireless telecommunications services offered by China Telecom and China Netcom in their respective service areas, known as “Little Smart” services, which are based on their fixed line networks and primarily utilize the personal handy-phone system, or PHS, technology. “Little Smart” services are offered as extensions of fixed line services and, with such features as “calling-party-pays” arrangements, carry significantly lower tariffs than cellular services. Currently these services attracted approximately 87 million users in China by the end of 2007. In addition, both China Telecom and China Netcom have announced their intention to develop 3G cellular services and have taken certain actions to develop the cellular services, which would impose further direct competition with our cellular business.
     Increased competition from China Mobile, China Telecom and China Netcom could lead to slower subscriber growth, lower traffic volume of our cellular services, continued price pressure and higher customer acquisition costs, which may materially adversely affect our financial condition, results of operations and growth prospects.
     On May 24, 2008, the MII, the NDRC and the Ministry of Finance of the PRC jointly issued the “Announcement on Deepening the Reform of the Structure of the Telecommunications Sector”. See “A. History and Development of the Company — Recent Developments — Proposed Restructuring of the PRC Telecommunications Industry” under Item 4. and “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3. In particular, China Telecom is expected to engage in cellular businesses following the proposed industry restructuring, and the competition in the telecommunications industry is expected to further intensify as a result of the proposed industry restructuring.

Our proposed merger with China Netcom may not be completed and completion of the proposed merger is subject to various risks.
     On June 2, 2008, our board of directors and the board of directors of China Netcom, jointly announced that we formally presented proposals to the board of directors of China Netcom, and requested the China Netcom board to put forward such proposals to the shareholders of China Netcom to consider a merger of us and China Netcom by way of a scheme of arrangement by China Netcom under Hong Kong laws, which we refer to as the Scheme or the proposed merger. If the Scheme becomes effective, China Netcom will become our wholly-owned subsidiary. See “A. History and Development of the Company — Recent Developments — Proposed Merger between Us and China Netcom by Way of a Scheme of Arrangement” under Item 4.
     The effectiveness of the Scheme is subject to various conditions, including, among other things: (i) approval of our shareholders; (ii) approval by the requisite majority of disinterested shareholders of China Netcom; (iii) sanction of the Scheme (with or without modifications) and the confirmation of the reduction of the share capital of China Netcom by the High Court of Hong Kong; and (iv) receipt of all authorizations, consents and approvals from or with any governmental or regulatory body and any third party consents.
     We cannot assure you that the conditions for the completion of the Scheme will be satisfied. If the conditions are not satisfied, the Scheme may not become effective and we may not be able to complete the proposed merger and China Netcom may not become our wholly-owned subsidiary. In addition, completion of the Scheme may require us to prepay a portion of our term loan facility with 13 financial institutions in accordance with the terms of the loan agreement. If we are required to do so, we expect to use the proceeds from the proposed disposal of our CDMA business, or other funds, to fund this repayment. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions” under Item 4.
We may fail to realize the anticipated benefits of our proposed merger with China Netcom and the proposed merger may also expose us to uncertainties and risks, any of which could materially adversely affect our future business performance and financial condition.
     If the Scheme becomes effective, we will then commence the process of integrating the business of China Netcom into our existing operations. We believe that the proposed merger represents an important transaction for us, following the industry trend of convergence between fixed lines and wireless businesses within the PRC, allowing us to benefit from increased economies of scale, reinforce our market position, improve our overall competitiveness and lay the foundation for sustainable long-term growth. We anticipate that through effective integration, synergies would occur in six key areas, including through: (i) a clear strategic positioning of our enlarged group; (ii) an improvement of the market position of our enlarged group; (iii) a combination of resources and strengths to achieve economies of scale and larger scope; (iv) technological and product innovation to address changing market trends; (v) enhanced human capital and organizational structure; and (vi) a more optimal capital structure and enhanced financial capabilities.
     Nevertheless, the scale, scope and nature of the integration and customer retention efforts required in connection with the proposed merger present significant challenges, and we may be unable to integrate our businesses on the expected timeline and realize the anticipated benefits or realize such benefits on the proposed timeline. In particular, the proposed merger may not meet our expectations and the realization of the anticipated benefits may be delayed or reduced as a result of numerous factors, some of which are outside our control. These factors include, among other things:

•	difficulties in integrating the operations of China Netcom, including information systems, personnel, operating and accounting policies and procedures, and overlapping operations, subsidiaries and branch networks;

•	unforeseen contingent risks or latent liabilities relating to the proposed merger that may become apparent in the future;

•	difficulties in managing a much larger business;

•	a failure to complete or to timely complete the proposed sale of our CDMA business to China Telecom or to achieve the benefits anticipated from such disposal;

•	loss of key personnel; and

•	increase in competition in the PRC telecommunications industry resulting from the ongoing restructuring of the PRC telecommunications industry, which among other things, may require us to increase our marketing efforts.
     Furthermore, the proposed merger may also expose us to uncertainties and risks, including uncertainties and risks associated with:
•	the management and development of China Netcom’s fixed-line business;

•	the integration of China Netcom’s business with our existing business;

•	the integration of existing significant accounting policies and critical accounting estimates between China Netcom and us;

•	unforeseen or potential liabilities and exposures associated with China Netcom’s business and financial results;

•	the diversion of financial or other resources from our existing businesses; and

•	potential loss of, or harm to, relationships with employees or customers.
     Any of the above could adversely impact our anticipated benefits from the proposed merger and could materially adversely affect our future business performance, operating results and financial condition.
     The contemplated disposition of our CDMA business may not be completed.
     On June 2, 2008, we, CUCL and China Telecom Corporation Limited entered into a framework agreement which sets out the key terms and conditions on which we will proceed with the proposed sale of our CDMA mobile telecommunications business to China Telecom. However, the framework agreement does not contain all the necessary details in respect of our proposed CDMA business disposal. We expect to enter into additional transaction agreements which will specify detailed terms and conditions of the proposed CDMA business disposal. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions” under Item 4.
     The completion of our proposed CDMA business disposal is subject to various conditions, including, among other things: (i) the requisite shareholder approvals in respect of the disposal of the CDMA business and the CDMA network and (ii) receipt of any other regulatory or corporate approvals that are necessary for the completion of the proposed CDMA business disposal. If any of these conditions are not satisfied on or before December 31, 2008, or such other date as we, CUCL and Telecom may agree, the framework agreement will automatically terminate.

     We cannot assure you that the conditions for the completion of the proposed CDMA business disposal will be satisfied. If we or any other relevant parties are unable to satisfy any of the conditions for the completion of the proposed CDMA business disposal or satisfy these conditions in the time frame that we expect, we may not be able to sell our CDMA business to China Telecom.
We may fail to realize the anticipated benefits of our proposed CDMA business disposal and our proposed CDMA business disposal may also expose us to uncertainties and risks, any of which could materially adversely affect our future business performance and financial conditions.
     In recent years, our GSM business has become the most significant contributor to our financial and operational performance. We believe that our proposed CDMA business disposal will enable us to focus our financial and operational resources on the enhancement of our GSM business and the anticipated future development of 3G services. Moreover, if our proposed merger with China Netcom is completed, we believe that our proposed CDMA business disposal will help better position our enlarged group to execute a more focused business development plan, enhance our long-term competitiveness, and achieve a more distinct strategic positioning.
     However, even if our proposed CDMA business disposal is completed, the benefits anticipated to result from the disposal may not be realized in the expected scale or timeline due to numerous factors, some of which are beyond our control, and the proposed CDMA business disposal may also expose us to uncertainties and risks. In particular:
•	we may need to further strengthen our customer relationships and may also need to further increase our marketing efforts and expenses;

•	in connection with the completion of our proposed CDMA business disposal, a number of our employees will be transferred to China Telecom, including employees who have relevant GSM service related experience and existing job duties, and the completion of the proposed CDMA business disposal may result in the loss of certain key personnel and operational expertise;

•	we may have to further increase capital expenditures for expanding our other existing businesses, including GSM business; and

•	any deterioration in our CDMA service revenue for the six months ending June 30, 2008 may result in a downward adjustment to the consideration for the proposed CDMA business proposal pursuant to the adjustment mechanism set forth in the framework agreement with China Telecom, and, as result, we may receive less consideration upon completion of the CDMA business disposal than currently anticipated.
     Any of the above could adversely impact the anticipated benefits from our proposed CDMA business disposal and could materially adversely affect our future business performance and financial condition. In addition, we may be required to prepay a portion of our term loan facility with 13 financial institutions under the loan agreement and we expect to make such prepayment from the proceeds of the disposal of our CDMA business.

Our CDMA services may continue to face competition from GSM services in China.
     We are the only cellular operator offering CDMA services in China. The majority of cellular subscribers in China today are subscribers to services based on the global system for mobile communications, or GSM. As of December 31, 2007, we had approximately 41.93 million CDMA subscribers, while there were over 547 million cellular subscribers in China as of December 31, 2007, according to the Ministry of Information Industry. CDMA cellular services compete with GSM services for cellular subscribers, who may be reluctant to switch to CDMA cellular services because of the need to obtain a new CDMA handset and a new phone number. As a result of the smaller subscriber base, the overall size of the supply chain for CDMA cellular services in China is still significantly smaller than the supply chain for GSM cellular services.
     Whether our CDMA services can gain a more favorable market position will continue to be subject to a number of uncertainties, for example, whether we can effectively retain our existing subscribers and attract sufficient new CDMA cellular subscribers, whether we can effectively utilize our CDMA marketing expenses to accelerate the revenue growth of our CDMA business, and whether we can continue to rapidly increase revenues from value-added services by capitalizing on the technological advantages of CDMA 1X wireless data services. Any of these uncertainties may adversely affect the growth and profitability of our CDMA cellular services and consequently our financial condition and results of operations.
     On June 2, 2008, we announced plans for a sale of our CDMA mobile telecommunications business to China Telecom. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions — Proposed Disposal of CDMA Business” under Item 4.
Our CDMA and GSM businesses compete with each other in certain areas, which may adversely affect the growth and profitability of these businesses.
     To implement differentiated and dedicated management of our CDMA and GSM businesses, we have implemented the segregation of the sales and marketing functions of these two businesses, which requires (i) more delineated allocation of resources in personnel, management, finance and information technology, among others, and (ii) more management coordination at both headquarter and branch levels. However, we may not be able to achieve favorable results or maintain such results from the implementation of our segregation of the sales and marketing functions of our CDMA and GSM businesses. In addition, the competition between the two businesses for our internal resources as well as external cellular subscribers may not lead to overall better results of our operations. If we cannot coordinate the development of our CDMA and GSM services effectively, or obtain adequate resources for both our GSM and CDMA cellular services, the growth and profitability of these businesses and our financial condition, results of operations and growth prospects may be adversely affected.
     On June 2, 2008, we announced plans for the sale of our CDMA mobile telecommunications business to China Telecom. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions — Proposed Disposal of CDMA Business” under Item 4.

Failure to continually optimize, expand and upgrade our networks and infrastructure or changes in telecommunications technology and technological standards could adversely affect our competitive position and hinder our growth.
     The growth of our businesses depends on whether we are able to continue to optimize and expand the coverage and capacity of our networks, to upgrade the technology and to improve the quality of our networks in a timely and effective manner. We also need to constantly improve the quality of our existing networks in order to enhance our telecommunications services.
     In addition, the telecommunications industry in China and elsewhere in the world is subject to rapid and significant changes in technology and technological standards, including the technology migration to 3G. Such changes may render our networks and systems inadequate or obsolete. As a result of such changes, we may need to make significant changes and upgrades to our existing networks and infrastructure or construct new networks and infrastructure, which may require substantial capital expenditures and other resources. Although the PRC government has indicated that it will issue three 3G licenses to telecommunications services providers in China upon the completion of the proposed industry restructuring announced in May 2008, the timing as well as the manner of such issuances is uncertain. As a result, the timing and magnitude of the 3G-related capital expenditures and other investments continue to involve many uncertainties that are beyond our control, and depend in part on when and in what manner we may be granted such a license as well as which 3G-based technology standard we may be required to adopt. If we are required to make substantial capital expenditures and other investments in order to effectively implement new 3G-based technologies, our financial condition, results of operations and cash flow may be materially and adversely affected in one or more given periods.
     Our ability to expand and upgrade our networks and infrastructure is subject to a number of uncertainties, including our ability to achieve the following on a timely basis and on acceptable terms:
•	manage technology migration in an effective manner;

•	obtain adequate financing;

•	obtain relevant government licenses, permits and approvals;

•	obtain adequate network equipment and software;

•	retain experienced management and technical personnel;

•	obtain sufficient spectrum frequencies, network numbers and other telecommunications resources controlled by the PRC government;

•	gain access to the sites for network construction or upgrade; and

•	enter into interconnection and other arrangements with other operators.
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
     In order to accelerate the development of our CDMA business and subscriber growth, we have offered CDMA handset promotional packages. Under those arrangements, CDMA handsets were provided to subscribers for their use during the specified contract periods as long as such subscribers agreed to incur a minimum amount of service fees during the contract period. The maximum contract period is two years. The cost of the handsets provided to subscribers under these contractual arrangements, treated as deferred customer acquisition costs, was deferred, to the extent recoverable, and amortized over the contractual period during which we expect to receive the minimum contract revenue. Therefore, these promotional packages tend to increase our costs and expenses.
     While we have significantly reduced the use of such CDMA handset promotional packages in recent years, the carrying amount of the deferred customer acquisition costs has been gradually reduced but remained sizeable. For the year ended December 31, 2007, amortization of such deferred customer acquisition costs was approximately RMB4.00 billion and the carrying amount of such costs amounted to RMB2.86 billion as of December 31, 2007. As a result, while the use of these CDMA promotional packages has accelerated the growth of our CDMA business, it may adversely affect the profitability of our CDMA business and our financial condition and results of operations.
     In addition, upon expiration of the contract period of these CDMA handset promotional packages, certain subscribers did not renew their contracts and switched to cheaper service plan packages or subscribed to our competitors’ cellular services, which contributed to the decrease of ARPU and the increase of the churn rate of our CDMA business in 2007. Such effects, if they continue, may adversely affect the profitability of our CDMA business and our financial condition and results of operations.
     In order to control the costs of our CDMA promotional packages, we have implemented a policy to centralize the purchases of CDMA handsets since 2005. This centralized purchasing policy requires us to maintain a certain level of CDMA handsets inventory, which is subject to the risk of inventory obsolescence. As of December 31, 2007, we maintained an inventory of CDMA handsets of RMB1.50 billion.
     On June 2, 2008, we announced plans for a sale of our CDMA mobile telecommunications business to China Telecom. See “A. History and Development of the Company — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions — Proposed Disposal of CDMA Business” under Item 4.
If we are unable to fund our capital expenditure and debt service requirements, our financial condition and growth prospects will be adversely affected.
     We continue to have a significant level of capital expenditure and debt service requirements. We plan to spend approximately RMB30.95 billion for capital expenditure in 2008, an increase of 20.3% from 2007. We cannot assure you that we will be able to obtain future financing on a timely basis and on acceptable terms, and our failure to do so may adversely affect our financial condition, competitive position and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:
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
     The fixed line operators of China Telecom and China Netcom currently hold the strongest market position in the public switched long distance telephony, or PSTN, and data services markets in their respective service areas. They are also the leading providers of Internet protocol telephony, or IP telephony, and Internet access services in China. China Telecom and China Netcom have competitive advantages over us in areas such as customer base, financial resources, fixed network coverage and “last-mile” access. Our IP telephony services also compete with other service providers including China Satellite Communication, or China SatCom, and China TieTong Telecommunications Corporation, or China TieTong. In 2007, intense competition continued to contribute to the decreases in average realized tariff rates for long distance services. In addition, our lack of licenses to operate local telephony networks has continued to hinder the growth of our long distance, data and Internet businesses. Competition from China Telecom, China Netcom and other service providers may continue to adversely affect the profitability and growth of our long distance, data and Internet businesses.
     On June 2, 2008, our board of directors and the board of directors of China Netcom jointly announced proposals of a merger of us and China Netcom by way of a scheme of arrangement of China Netcom under Hong Kong laws. See “A. History and Development of the Company — Recent Developments — Proposed Merger between us and China Netcom by way of a Scheme of Arrangement — Joint Merger Announcement” under Item 4.
Our churn rates and doubtful debt ratio may increase.
     The monthly average churn rate of our GSM and CDMA cellular services increased from 2.47% in 2006 to 2.76% in 2007 and from 1.62% in 2006 to 2.04% in 2007, respectively.
     The reasons for such increases include, among others, competition from other service providers, the increase in the proportion of low-end, cost-sensitive subscribers among new subscribers and discontinuance of some contractual subscribers upon expiration of their contract period under certain CDMA handset subsidy packages. Increased churn rates of our GSM and CDMA services may adversely affect our market share and increase our costs of additional customer acquisitions and bad debt, which would adversely affect our financial condition, results of operations and growth prospects.
     Due to an underdeveloped credit reporting system and intense competition in the cellular telecommunications market in China, our doubtful debt ratio for cellular services, calculated as the amount of doubtful debt provided during the year divided by revenue from our cellular services, may increase in the future. Our doubtful debt ratio of our GSM and CDMA cellular businesses was at 1.73% for the year ended December 31, 2007. If such ratio increases in the future, our financial condition and results of operations could be adversely affected.

     On June 2, 2008, we announced plans for a sale of our CDMA mobile telecommunications business to China Telecom Corporation Limited. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions.”
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
     Unicom Group indirectly controlled an aggregate of 71.18% of our issued share capital as of May 31, 2008. As our controlling shareholder, Unicom Group is able to influence our major business decisions through its control of our board of directors. All of our executive directors also serve as directors or executive officers of Unicom Group. In addition, our operations depend on a number of services provided by Unicom Group. For example, Unicom Group leases to us, on an exclusive basis, capacity on the CDMA network located in our cellular service areas, provides us with access to international gateways, supplies us with subscriber identity module cards, or SIM cards, user identity module cards, or UIM cards, and calling cards and provides equipment procurement services and customer services to us. Unicom Group and we also provide a number of services to each other, including interconnection services, sales agency and collection services and provision of premises. See “A. History and Development of the Company — Our Relationship with Unicom Group” under Item 4 of this annual report. The interests of Unicom Group and our interests in these transactions may differ and Unicom Group may cause us to make decisions that conflict with the interests of our other shareholders.
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
     We are a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002. Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we include in this annual report a report of management on our internal control over financial reporting and an attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.
     As of December 31, 2007, our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2007 was effective. PricewaterhouseCoopers, an independent registered public accounting firm, expressed unqualified opinions on the effectiveness of our internal control over financial reporting as of December 31, 2007. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially and adversely affect the market prices of our shares and ADSs.
Risks Relating to the Telecommunications Industry in China
Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects.
     The PRC government continues to regulate many aspects of the telecommunications industry in China. Potential changes in regulations and policies and their implementation could lead to significant changes in the overall industry environment. These changes may include, among others, new regulatory decisions or measures relating to issuance of 3G licenses, or selection of 3G technology standards, “calling-party-pays” arrangements, roaming charges or other tariff adjustments, fulfillment of telecommunications service providers’ universal service obligations and the associated expenses, usage of numbers or frequency resources and the associated fees, or standards and mechanisms of interconnection settlement, and could substantially affect our financial condition, results of operations and growth prospects. In addition, the former Ministry of Information Industry encouraged the cellular operators to implement “calling-party-pays” billing arrangements in China in the first half of 2007. As a result, we have adopted the “calling-party-pays” tariff policy in all of our new service packages. The implementation of “calling-party-pays” arrangements contributed to the decreases in service revenues from our cellular service and our ARPU in 2007 and may continue to adversely affect our revenue, financial condition and operating results. Furthermore, in

February 2008, the former Ministry of Information Industry and the NDRC jointly promulgated the Notice in Relation to Reduction of Tariff Cap for Domestic Mobile Roaming Services, or the Tariff Notice, to require mobile telecommunication companies in China to adjust mobile roaming charges where necessary to comply with the following new requirements:
•	unifying domestic roaming charges with charges for long distance calls made during domestic roaming;

•	unifying the charges for pre-paid and post-paid mobile subscribers;

•	setting different tariff caps for callers and receivers in the context of domestic mobile roaming, with the tariff cap for callers being set at RMB0.6 per minute and the tariff cap for receivers being set at RMB0.4 per minute; and

•	abolishing the additional charge for use of the long distance network in the context of domestic roaming.
     The Tariff Notice also requires telecommunication companies in China to upgrade their existing billing systems to comply with the above new requirements by March 1, 2008, which can be extended to May 1, 2008. We finished adjusting our charges and upgrading our billing system by March 1, 2008 in response to the requirements set forth in the Tariff Notice and such compliance may have an adverse impact on our revenue, financial condition and operating results.
     On May 24, 2008, the MII, the NDRC and the Ministry of Finance issued a joint announcement on furthering the reform of the telecommunications industry in China. According to the joint announcement, the principal objectives of this further reform include, among others: (i) supporting the formation of three telecommunications services providers, each with nationwide network resources, comparable scale and standing, full-service capabilities and competitive strength, in order to help optimize the allocation of telecommunications resources and foster market competition; (ii) promoting homegrown innovation by telecommunications services providers; and (iii) enhancing the service capabilities and quality of, and the regulatory framework governing, the telecommunications industry. To achieve these objectives, the PRC government is encouraging the following restructuring transactions: (a) the acquisition of our CDMA business by China Telecom, (b) the merger of us and China Netcom, (c) the transfer of the basic telecommunications services business currently operated by China SatCom into China Telecom, and (d) the consolidation of China Tietong into China Mobile Communications Corporation.
     Pursuant to the restructuring announcement, the detailed implementation plans relating to these restructuring transactions should be carried out in accordance with customary practices in the domestic and international capital markets. In addition, according to the restructuring announcement, three 3G licenses are expected to be granted to telecommunications services providers in China after the completion of the restructuring transactions, although the timing, as well as the manner, of such issuances of 3G licenses are uncertain. Furthermore, to maintain a balanced development of the telecommunications industry, the PRC government stated that it will adopt asymmetrical regulatory measures, as necessary, over a period of time following the completion of the above restructuring transactions. The PRC government also stated that it seeks to promote the integration of telecommunications services and networks of different services providers, including the offering of roaming services across different mobile telecommunications networks. While we are currently assessing the impact that the proposed restructuring may have on us, we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in the PRC would not materially and adversely affect our business, financial condition, results of operations and prospects. See “A. History and Development of the Company — Recent Developments” under Item 4.

The recent change in the regulatory authority of the PRC telecommunications industry may introduce new regulatory initiatives and such new regulatory changes as well as the proposed telecommunications law, once adopted, may adversely affect us.
     Under a proposal by the State Council which was approved by the People’s Congress in March 2008, the former Ministry of Information Industry has been consolidated into the MII. The MII may introduce significant new regulatory initiatives, and we cannot assure you that our business, financial condition and results of operations will not be adversely affected by such regulatory initiatives.
     Moreover, we understand that the MII is in the process of drafting a telecommunications law that, once adopted by the National People’s Congress, will become the basic telecommunications statute and provide the principal legal framework for telecommunications regulations in China. Although we expect that such law will positively affect the overall development of the telecommunications industry in China, we do not know what the full nature and scope of the law will be or when the law will be adopted and become effective. We cannot assure you that such telecommunications law or its implementing rules will not contain provisions that could materially change the regulatory environment of the PRC telecommunications industry and cause adverse effects on our business, financial condition and results of operations.
Issuance of additional telecommunications service licenses, including 3G licenses, may further intensify competition in the PRC telecommunications industry and materially adversely affect our financial condition, results of operations and growth prospects.
     Since the mid-1990s, the PRC government has taken various measures, including licensing more providers of telecommunications services, to encourage competition in the telecommunications industry. Currently, the Chinese telecommunications market has primarily six providers of basic telecommunications service — China Telecom, China Mobile, China Netcom, China Satcom, China Railcom and our Company — and thousands of value-added service providers. In addition, the government may grant additional telecommunications service licenses in the future, including 3G licenses.
     In May, 2008, the PRC government announced that three 3G licenses are expected to be granted to telecommunications services providers in China upon the completion of the proposed restructuring. However, it is uncertain when the 3G licenses will be issued, which 3G-based technology standard or standards will be adopted and whether and when we will be issued a 3G license. The issuance of 3G licenses may significantly change the overall competition environment of the wireless telecommunications industry and further intensify the competition among telecommunications service providers in China. While we have participated in the 3G trial test and study programs sponsored by the MII (as well as the former Ministry of Information Industry) and have been preparing for developing 3G business by upgrading our networks and services, we cannot assure you that the PRC government will grant us the requisite approvals and 3G license or licenses in a timely or favorable manner, or at all. Even if we are granted one or more 3G licenses, we cannot assure you that we will successfully manage the technology migration to 3G and 3G operations and effectively compete with other cellular services provider or providers.
     After its accession to the World Trade Organization, or WTO, in December 2001, China promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, implementing its commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in China to foreign operators. Currently, foreign investors are permitted to own up to 49% of joint ventures that offer mobile voice and data telecommunications services without any geographic restrictions in China. See “B. Business Overview — Regulatory and Related Matters — Entry

into the Industry” under Item 4. When the PRC government grants licenses to additional telecommunications service providers in the future, licensees may include foreign-invested operators. Such foreign-invested operators entering into China’s telecommunications market may have competitive advantages over us in areas such as financial resources, network management and technical expertise.
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
     The telecommunications industry in China has experienced rapid growth in the last several years, especially in the cellular communications sector. The total number of cellular subscribers in China increased from 43.3 million at the end of 1999 to 547 million by December 31, 2007. Cellular penetration increased from 3.5% to over 41.6% nationwide during the same period. The growth in cellular subscribers has been slowing down as cellular penetration continues to increase in our cellular service areas. In addition, ARPU for the cellular communications market in China continues to decline. For example, ARPU of our CDMA subscribers declined from RMB65.8 in 2006 to RMB58.1 in 2007. Any slowdown in the growth in China’s telecommunications industry may adversely affect the growth and profitability of our business.
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
     While specific universal services obligations are not yet clear, we believe that such services may include mandatory provision of basic telecommunications services in less economically developed areas in China and mandatory contribution to a universal service fund. In addition, as part of the transitional measures prior to the formalization of a universal service obligation framework, the former Ministry of Information Industry and the MII has required major telecommunications service providers in China, including Unicom Group, to participate in a project to provide telephone services in thousands of remote villages in China. In participating in such project, Unicom Group, with our assistance, undertook the universal service obligation to extend telecommunications service coverage to all administrative-level villages in China from 2004 to 2007 primarily through its CDMA and satellite transmission networks. See “B. Business Overview — Regulatory and Related Matters — Universal Services” under Item 4.
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
      On June 2, 2008, we announced plans for a sale of our CDMA mobile telecommunications business to China Telecom. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions.”
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
     In addition, China has experienced increased inflation since the second half of 2007. Such increased inflation has caused and may continue to cause the PRC government to implement administrative and economic measures in an effort to managing the pace of the economy growth. In 2007, the PRC government raised interest rates six times and raised banks’ required reserve ratio ten times and it may continue these and other significant measures to control inflation and cool down the economy. The overall demand for our services may be reduced as a result of the decreased level of economic activities, which could adversely affect our business, as well as our financial condition and results of operations.
If the PRC government revises the current regulations that allow a foreign investment enterprise to pay foreign exchange in current account transactions, our operating subsidiary’s ability to satisfy its foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted.
     The ability of CUCL to satisfy its foreign exchange obligations and to pay dividends to us depends on existing and future foreign exchange regulations in China. The Renminbi is currently convertible by foreign-invested enterprises in China to settle transactions under the current account, which include trade and service related foreign exchange transactions and payments of dividends and interest on foreign loans. Renminbi currently cannot be freely converted without regulatory approval for transactions under the capital account, which includes outbound foreign investment and principal payments on foreign loans. CUCL, which holds substantially all of our assets and through which we conduct substantially all of our business, is a foreign-invested enterprise in China. This status allows it to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange, or the SAFE. However, there is no assurance that the relevant PRC government authorities will not in the future impose any limitation on the ability of foreign-invested enterprises to purchase foreign exchange to satisfy their foreign exchange obligations or to pay dividends. In that event, CUCL’s ability to satisfy its foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted and the interests of our shareholders may, in turn, be affected.
Fluctuations in the value of the Renminbi could adversely affect the prices of our shares and ADSs as well as our profitability.
     Substantially all of our revenues and costs and expenses are denominated in Renminbi, while a portion of our borrowings, equipment purchases and other capital expenditures are denominated in foreign currencies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to that of U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies determined by the People’s Bank of China. As of December 31, 2007, the Renminbi has appreciated approximately 13.5% in value against the U.S. dollar since July 21, 2005. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With increased floating range of the Renminbi’s value against foreign currencies, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar or other foreign currencies in the future. Increased fluctuations of the Renminbi could adversely affect the value in foreign currency terms of cash flow generated from our operations or any dividends payable on our shares and ADSs, and therefore the price of our shares and ADSs. Any future Renminbi devaluations could also increase our equipment importation costs or lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities, thereby adversely affecting our profitability.

The new provisions of the PRC Employment Contract Law may substantially increase our labor-related costs in the future.
     A new labor contract law in China, or the Employment Contract Law, became effective on January 1, 2008. The Employment Contract Law contains a number of provisions that are more favorable to employees than the prior labor laws and regulations in China. For example, an employee may terminate the employment contract without notice if his or her employer fails to pay regulatory social insurance contributions for the employee, or the employer has a workplace policy that violates PRC law and causes harm to the employee. In such case, the employee is entitled to compensation by the employer in an amount equal to his or her average monthly salary for the prior twelve months times the number of years the employee has served the employer. An employer is also obligated to compensate an employee if the employer decides not to renew an existing employment contract, unless the employee refuses the employer’s offer to renew the expiring employment contract with the same or better terms. In addition, an employer is obligated to provide an open-ended employment contract after an employee has completed two consecutive terms of fixed-term employment, under which the employer will be liable to pay damages to an employee if the employer terminates the employment without cause, until the employee reaches an age at which he or she is eligible for pension payment. As a result of the implementation of the new Employment Contract Law, we may have greater difficulty terminating underperforming employees and may incur higher levels of labor costs in order to comply with the provisions of the new law, which may adversely affect our business, financial condition and operating results.
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
Natural disasters and health hazards in China may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.
     In May 2008, an earthquake registering 8.0 on the Richter scale struck Sichuan Province and its neighboring areas in China, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries. Our network equipment, including our base stations, in the affected areas sustained extensive damages in the earthquake, leading to service stoppage and other disruptions in our operations in those areas. In addition, in January and February 2008, certain areas of China, in particular its southern, central and eastern regions, experienced what was reportedly the most severe winter weather in the country in half a century, which resulted in significant and extensive damage to various properties, blackouts, transportation and communications disruptions and other losses in the affected areas. Our base stations in the affected areas suffered from power failures and our network equipment sustained other damage due to this severe winter weather. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past five years.

     We are unable to predict the effect, if any, that any future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.
Item 4. Information on the Company
A. History and Development of the Company
Historical Industry Restructuring
     Since 1993, the PRC government has implemented a number of measures to restructure and introduce competition in the telecommunications industry. Prior to July 1994, China Telecom was the sole provider of telecommunications services in China. In July 1994, Unicom Group was established in accordance with the State Council’s approval to introduce orderly competition in the telecommunications industry. Since then, the PRC government has approved Jitong Network Communications Company Limited, or Jitong, and China Netcom Corporation Ltd., or CNCL, to provide IP telephony, Internet and data services. It has also approved China TieTong to provide most telecommunications services other than cellular services.
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
History of Unicom Group
     Since its establishment in July 1994, Unicom Group has developed a nationwide cellular network using GSM technology, a nationwide cellular network using CDMA technology and a nationwide long distance telephony network. In May 1997, the State Council granted approval to Unicom Group to provide data services. The former Ministry of Information Industry licensed Unicom Group to begin to provide Internet services in July 1999 and IP telephony services on a trial basis in 12 cities in April 1999 and on a nationwide basis in March 2000.
     Unicom Group currently offers local telephony services in Sichuan Province and the municipalities of Chongqing and Tianjin. It also offers satellite transmission services through its subsidiary, China United Telecommunications Satellite Communication Co. Ltd., or Unisat.

The Restructuring of Unicom Group and Our Initial Public Offering in 2000
     We are a company limited by shares incorporated under the Companies Ordinance of Hong Kong on February 8, 2000. Our registered office and principal executive offices are located at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (telephone number: 852-2126-2018).
     Under a reorganization agreement, dated April 21, 2000, between Unicom Group and CUCL, Unicom Group transferred certain of its assets, rights and liabilities to CUCL (which became our wholly-owned operating subsidiary in China) in preparation for our initial public offering, or IPO.
     In June 2000, we successfully completed our IPO, raising approximately US$5.65 billion. Upon completion of our IPO, our shares became listed and traded on The Stock Exchange of Hong Kong Limited and ADSs representing our shares became listed and traded on the New York Stock Exchange.
Further Restructuring of Unicom Group and Initial Public Offering of the A Share Company in 2002
     After our IPO, China Unicom (BVI) Limited, or Unicom BVI, which was a wholly-owned subsidiary of China Unicom (Hong Kong) Group Limited, or Unicom HK, a wholly-owned subsidiary of Unicom Group, directly held 77.47% of our outstanding shares. In October 2002, Unicom Group completed an internal restructuring of its shareholding in our company. Unicom HK transferred the total issued capital of Unicom BVI held by it to Unicom Group and Unicom BVI became a direct wholly-owned subsidiary of Unicom Group. Unicom Group then transferred 51% of its equity interest in Unicom BVI to the A Share Company, a newly established holding company and subsidiary of Unicom Group. The A Share Company’s business is limited to indirectly holding the equity interest of our company without any other direct business operations.
     Following the restructuring, the A Share Company successfully completed its IPO in China and the listing of its ordinary shares on the Shanghai Stock Exchange. After the IPO of the A Share Company, the A Share Company transferred all of its net offering proceeds to Unicom Group in return for an additional 22.84% equity interest in Unicom BVI.
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
     The voting mechanism described above, however, will not apply to the approval process for any connected transactions between us or our subsidiaries and Unicom Group or its subsidiaries, on which Unicom BVI will not be permitted to vote under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the HKSE Listing Rules. Instead, our significant connected transactions would require the separate approvals of the public shareholders of each of our company and the A Share Company. According to the two-step voting arrangements we and the A Share Company have established, each connected transaction between us or our subsidiaries and Unicom Group or its subsidiaries will consist of an initial agreement and a further agreement. The initial agreement would be entered into by Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) on the one hand and the A Share Company or Unicom BVI on the other hand. The initial agreement would contain the following terms:

•	the closing of the initial agreement would be subject to the (i) successful transfer of all rights and obligations of the A Share Company or Unicom BVI under the initial agreement to us or our subsidiaries, and (ii) the approval of the further agreement by our independent shareholders; and

•	Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) would agree and acknowledge that all rights and obligations under the initial agreement can be transferred to us or our subsidiaries without any further consent requirements.
     The initial agreement will constitute a connected transaction of the A Share Company and, if certain thresholds are met, will require the approval of the public or independent shareholders of the A Share Company under the rules of the Shanghai Stock Exchange. The further agreement would be entered into by the A Share Company or Unicom BVI on the one hand and us or our subsidiaries on the other hand, and will provide for the transfer of all rights and obligations of the A Share Company or Unicom BVI on the one hand under the initial agreement to us or our subsidiaries on the other hand. The further agreement will constitute a connected transaction of our company and, if certain thresholds are met, will require the approval of our public or independent shareholders under the HKSE Listing Rules. We expect, to the extent the nature of a particular connected transaction allows, the two-step voting arrangements to apply as described above. However, when we or our subsidiaries are the providers, rather than recipients, of certain services, the two-step voting arrangements will need to be adjusted so that the process as described above is effectively reversed, such that the initial agreement is entered into by us or our subsidiaries rather than Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) with the A Share Company or Unicom BVI. Accordingly, Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries), rather than us or our subsidiaries, will be a party to the further agreement. The arrangements (including the conditions) will apply correspondingly. This two-step structure will be applied in all connected transactions between us and Unicom Group and will effectively require the separate approvals of the public or independent shareholders of each of our company and the A Share Company for such connected transactions.
Acquisitions of Unicom New Century, Unicom New World and Unicom Guizhou and the Sale of Guoxin Paging
     On December 31, 2002, in accordance with the two-step arrangements outlined above, we completed the acquisition from Unicom Group of Unicom New Century, which holds cellular telecommunications businesses (including GSM assets and business and CDMA business) in the following nine provinces, autonomous regions and municipalities in China: Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan provinces, Guangxi Zhuang Autonomous Region, Xinjiang Uygur Autonomous Region and Chongqing municipality. The total purchase price was HK$4,523,181,304, payable in cash.
     On December 31, 2003, we completed the acquisition from Unicom Group of Unicom New World, which holds cellular telecommunications businesses (including GSM assets and businesses and CDMA businesses) in the following nine provinces and autonomous regions in China: Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Xizang Zang autonomous regions. The total purchase price was HK$3,014,886,000, payable in cash. On the same date, we also completed the sale of the entire equity interests of Guoxin Paging to Unicom Group for a total sale price of HK$2,590,917,656, and such proceeds were applied to our general working capital. In March 2007, Unicom Group obtained approvals from the former Ministry of Information Industry and discontinued the operations of its paging business through Unicom Paging and Guoxin Paging.
     On December 31, 2007, CUCL completed the acquisition from Unicom Group of GSM cellular telecommunication assets and business and

CDMA telecommunication business held by the Guizhou branch of Unicom Group. The total purchase price was RMB880 million, payable in cash. As a result of the acquisitions of Unicom New Century, Unicom New World and Unicom Guizhou, CUCL extended its cellular businesses to all provinces, autonomous regions and municipalities in China.
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
Establishment of Unicom Macau and the Launch of CDMA Services in Macau
     On October 15, 2004, we established China Unicom (Macau) Company Limited, or Unicom Macau, in Macau. In March 2005, Unicom Macau was granted, through a bidding process, a CDMA license with a term up to June 5, 2013, which allows Unicom Macau to provide roaming services and, subject to the Macau government’s further approval, provide CDMA cellular services to local CDMA users in Macau after the first year of its operation. In October 2005, Unicom Macau completed the construction of a CDMA network in Macau and launched CDMA roaming services. On August 14, 2006, Unicom Macau obtained approval from the Macau government to provide CDMA cellular services to local users in Macau. Unicom Macau also received a 3G license on the basis of CDMA2000 technology standard on October 24, 2006 to operate a CDMA2000 network in Macau. In October 2007, Unicom Macau launched the 3G operations in Macau.
Incorporation of Unicom Huasheng
     On July 1, 2005, CUCL and Unicom Xingye Science and Technology Trade Co., Ltd., or Unicom Xingye, a subsidiary of Unicom Group, incorporated Unicom Huasheng. Unicom Huasheng, currently a 99.5%-owned subsidiary of CUCL, is principally engaged in sales of handsets and telecommunications equipment and provision of technical services for us.
Share Segregation Reform of the A Share Company
     On May 11, 2006, the relevant shareholders of the A Share Company approved a proposal by all the holders of the non-tradable shares of the A Share Company, including Unicom Group, to convert their non-tradable shares into shares that are listed and tradable on the Shanghai Stock Exchange. This proposal was made pursuant to and in compliance with the PRC regulations in respect of share segregation reform of companies listed in China. In connection with the conversion of all non-tradable shares into tradable shares, holders of the non-tradable shares transferred to each holder of tradable shares 2.8 non-tradable shares for every ten tradable shares held by such holder as of May 17, 2006. The tradable shares converted from non-tradable shares are subject to certain lock-up restrictions as required by the relevant PRC regulations. As a result of the implementation of this proposal, Unicom Group’s ownership interest in the A Share Company decreased from 69.32% to 60.74%.

     On May 31, 2007, Unicom Group increased its ownership interest in the A Share Company from 60.74% to 61.74% by subscribing for 212,081,265 additional shares of the A Share Company. Pursuant to the lock-up commitment made by Unicom Group, the newly subscribed shares as well as the 1,059,829,820 shares of the A Share Company held by Unicom Group became freely tradable on November 16, 2007 and another 1,059,829,820 shares of the A Share Company held by Unicom Group became freely tradable on May 19, 2008. As of May 31, 2008, Unicom Group held 60.74% ownership interest in the A Share Company and the A Share Company in turn held 82.10% of the total equity interest in Unicom BVI, with the remaining 17.90% held directly by Unicom Group. Unicom BVI held 71.18% of our outstanding shares and Unicom Group remains our ultimate controlling shareholder.
Conversion of the Convertible Bonds Issued to SKT
     In August, 2007, SKT Telecom Co., Ltd., or SKT, converted its US$1 billion zero coupon convertible bonds issued by us into 899,745,075 shares in full at HK$8.63 per share pursuant to the subscription agreement, dated June 20, 2006, between SKT and us. Following the conversion of such convertible bonds, SKT became a holder of a 6.61% ownership interest in our company and, as a result, Unicom BVI’s ownership interest in our company was diluted to 71.43%.
Recent Developments
Proposed Restructuring of the PRC Telecommunications Industry
     On May 24, 2008, the MII, the NDRC and the Ministry of Finance of the PRC jointly issued the “Announcement on Deepening the Reform of the Structure of the Telecommunications Sector”. This announcement states, among other things, that (i) the PRC government will deepen the reform of the structure of the telecommunications sector of the PRC, and encourage the formation of three market competitors where each has nationwide network resources, relatively comparable strength and scale, as well as full service operation capabilities, (ii) the allocation of telecommunications resources will be further optimized and the competition structure will be improved, and (iii) three 3G licences will be granted once the contemplated restructuring of the PRC telecommunications industry has been completed.
Proposed Merger between Us and China Netcom by Way of a Scheme of Arrangement
Joint Merger Announcement
     On June 2, 2008, our board of directors and the board of directors of China Netcom jointly announced that we had formally presented the share proposal, the ADS proposal, and the option proposal described below to the board of directors of China Netcom, and requested the China Netcom board to put forward the proposals to the shareholders of China Netcom to consider a merger between us and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the Hong Kong Companies Ordinance, which we refer to as the Scheme or the proposed merger.
Summary of Proposals
     If the Scheme becomes effective, all ordinary shares of China Netcom outstanding at the time and on the date to be set forth in the scheme document, or the Scheme Record Time, and all options to acquire China Netcom shares granted under the share option plan of China Netcom, outstanding at the Scheme Record Time, will be cancelled and immediately thereafter the issued share capital of China Netcom will be increased to the amount of the share capital immediately prior to such cancellation and the Netcom shares resulting from such capital increase will be issued to us. As a result, China Netcom will become our wholly-owned subsidiary and the holders of China Netcom shares, China Netcom ADSs and/or China Netcom options at the Scheme Record

Time will be entitled to the following consideration:
     Share Proposal. Pursuant to the share proposal, each holder of China Netcom shares will be entitled to receive 1.508 of our new ordinary shares for every China Netcom share.
     ADS Proposal. Pursuant to the ADS proposal, each holder of Netcom ADSs will be entitled to receive 3.016 of our new ADSs for every China Netcom ADS. The consideration for the ADS proposal is equivalent to the consideration for the share proposal and is calculated using the exchange ratio for the share proposal and taking into account the number of China Netcom Shares which each China Netcom ADS represents and the number of our shares which each of our ADS represents.
     Option Proposal. Pursuant to the option proposal, we will establish a new option plan, and each holder of China Netcom options will be entitled to receive new options to acquire our shares in exchange for their outstanding China Netcom options (whether vested or not). The grant of these options will be based on a formula that values our new options received by a holder of China Netcom options equivalent to the “see-through” price of that holder’s outstanding China Netcom options.
     Assuming the Scheme becomes effective, based on the 6,699,197,200 China Netcom shares in issue as at the last trading date prior to the joint merger announcement, or the Last Trading Date (assuming that none of the outstanding China Netcom options are exercised), the maximum number of new shares that we will issue in connection with the Scheme is 10,102,389,378. This represents approximately 73.94% of our existing issued share capital of 13,662,075,945 shares as at the Last Trading Date, and approximately 42.51% of our enlarged issued share capital of 23,764,465,323 shares immediately following the issue of the new shares (assuming that none of the outstanding options to acquire our shares granted under our existing share option plans are exercised) and approximately 42.11% of our enlarged issued share capital of 23,993,094,923 shares immediately following the issue of our new shares if all of our outstanding options are exercised.
     Assuming the Scheme becomes effective, based on the 6,825,034,460 China Netcom shares in issue as at the Last Trading Date (assuming that all of the outstanding China Netcom options are exercised), the maximum number of new shares that we will issue in connection with the Scheme is 10,292,151,966. This represents approximately 75.33% of our existing issued share capital of 13,662,075,945 shares as at the Last Trading Date, and approximately 42.97% of our enlarged issued share capital of 23,954,227,911 shares immediately following the issue of our new shares (assuming that none of our outstanding options are exercised) and approximately 42.56% of our enlarged issued share capital of 24,182,857,511 shares immediately following the issue of our new shares if all of our outstanding options are exercised.
Undertakings
     We have obtained irrevocable undertakings from two shareholders of China Netcom, China Netcom Group Corporation (BVI) Limited, or Netcom BVI, in respect of its legal and beneficial shareholding in China Netcom of 4,647,449,014 shares (representing approximately 69.37% of the issued share capital of China Netcom as at the Last Trading Date), and Telefonica International, S.A.U., or Telefonica, in respect of its shareholding in China Netcom of 333,971,305 shares (representing approximately 4.99% of the issued share capital of China Netcom as at the Last Trading Date), to vote in favor of all resolutions to approve the Scheme and any related matters necessary to implement the Scheme.
     In addition, we have been informed that Netcom BVI has received an irrevocable instruction to vote in favor of all resolutions to approve the Scheme and any related matters necessary to implement the Scheme in respect of the 149,683,549 China Netcom shares (representing approximately 2.23% of the issued share capital of China Netcom as at the Last Trading Date), which Netcom BVI holds as trustee on behalf of a state-owned entity.
     These irrevocable undertakings and the irrevocable instruction lapse in accordance with their respective terms in certain circumstances, including, among other things, in the event of a higher competing offer for China Netcom.
Conditions to the Proposals and the Scheme
     The effectiveness of the proposals and the Scheme is subject to various conditions, including, among other things: (i) the approval of our shareholders for (a) the proposals, (b) the allotment and issue by us of new shares pursuant to the share proposal and the ADS proposal and (c) the adoption of a new option scheme for issuance of options under the option proposal; (ii) the approval of the Scheme by the requisite majority of shareholders of China Netcom at a meeting of the shareholders of China Netcom to be convened at the direction of the High Court of Hong Kong, or the High Court, for the approval of the Scheme; (iii) the passing of a special resolution by the requisite majority of China Netcom shareholders at an extraordinary general meeting of China Netcom to be convened immediately following the High Court meeting for the implementation of the Scheme to (a) approve and give effect to the reduction of the issued share capital of China Netcom by canceling and extinguishing the China Netcom shares and (b) approve the issue of the new China Netcom shares to us; (iv) the sanction of the Scheme (with or without modifications) and the confirmation of the reduction of the share capital of China Netcom by the High Court; (v) the delivery to and registration with the Registrar of Companies in Hong Kong of a copy of the order of the High Court sanctioning the Scheme and confirming the reduction of the share capital of China Netcom, together with related documents; and (vi) other conditions set forth in the joint merger announcement, a copy of which is filed as an exhibit to this annual report on Form 20-F.
Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions
Proposed Disposal of CDMA Business
     On June 2, 2008, we, CUCL, and China Telecom entered into a framework agreement which sets out the key terms and conditions on which we will sell our CDMA mobile telecommunications business to China Telecom. We expect to enter into additional transaction agreements which will set forth detailed terms of this proposed CDMA business disposal. See “B. Business Overview — CDMA Cellular Services” under Item 4, “Operating Results — Revenue” under Item 5 and in “B. Related Party Transactions — Leasing of CDMA Network Capacity” under Item 7 for a discussion of the assets and revenue attributable to our CDMA business.
     Pursuant to the framework agreement, the consideration for the proposed CDMA business disposal is RMB43.8 billion and will be payable by China Telecom to us in cash in three installments. The consideration will be subject to an adjustment mechanism, as set forth in our announcement of our proposed sale of our CDMA business, a copy of which is filed as an exhibit to this annual report on Form 20-F.
     Upon completion of our proposed CDMA business disposal we expect to realize, under HKFRS, an estimated gain before tax and net asset value adjustment of approximately RMB39.3 billion. The estimated gain is recognized as the consideration for the disposition of our CDMA business minus the carrying net asset value of this business as of December 31, 2007. The carrying net asset value of our CDMA business is calculated as the amount of total assets minus the amount of total liabilities of our CDMA business under HKFRS as of December 31, 2007, net of any adjustment at the date of delivery of this business, as may be agreed between us and China Telecom.

     The gain that we will recognize in our income statement under HKFRS could be different from the estimated gain described above due to, among other things, taxes that may be incurred on the disposition of this business, possible adjustments to the consideration in accordance with the adjustment mechanism under the framework agreement, any change in net asset value of this business from December 31, 2007 to the date of delivery, and the fact that the detailed items of the CDMA business will be determined in the detailed transaction documents to be negotiated among us, CUCL and China Telecom.
     We currently expect to allocate the net proceeds from the disposal of our CDMA business for the following purposes: (i) further development of our GSM business to expand GSM network coverage and improve customer service quality, as well as future introduction and implementation of 3G technologies and related businesses if we are granted a 3G license; (ii) reduction in our debt in order to decrease our financing costs; and (iii) funding working capital and other general corporate purposes.
     Our proposed CDMA business disposal is subject to various conditions, including, among other things: (i) approval by our shareholders and the shareholders of the A Share Company; (ii) completion of the disposal by Unicom Group and Unicom New Horizon of their CDMA network on the same date as the completion of our sale of our CDMA business; (iii) receipt of any other regulatory or corporate approvals that are necessary for the completion of the proposed disposition of our CDMA business; and (iv) execution of detailed transaction agreements for the proposed disposition of our CDMA business, including any transitional arrangements. If these conditions are not satisfied or waived on or before December 31, 2008, or such other date as we, CUCL and China Telecom may agree, the framework agreement will automatically terminate.
Related Transactions
     CDMA Network. We have been notified by Unicom Group that, on June 2, 2008, Unicom Group, Unicom New Horizon and China Telecommunications Corporation entered into a framework agreement which sets out the key terms and conditions on which Unicom Group and Unicom New Horizon will sell their CDMA cellular telecommunications network to China Telecommunications Corporation for a consideration of RMB66.2 billion. It is expected that this proposed CDMA network disposal will be completed concurrent with our proposed CDMA business disposal.
     Option Waiver and Lease Termination Agreement. In connection with our proposed CDMA business disposal and the proposed CDMA network disposal, it is expected that an agreement will be entered into between Unicom Group, Unicom New Horizon and the A Share Company pursuant to which the A Share Company will waive or procure CUCL to waive the right to exercise CUCL’s option granted to it under the CDMA lease agreement, dated October 26, 2006, to purchase the CDMA network at any time before December 31, 2008, and the parties will agree to terminate or procure the termination of that lease. For further details on this lease and purchase option, please refer to “B. Business Overview — CDMA Cellular Services — Our Lease of CDMA Networks from Unicom Group” under Item 4 and in “B. Related Party Transactions — Leasing of CDMA Network Capacity” under Item 7.
     Set forth below is our shareholding structure and subsidiaries as of May 31, 2008.

Our Relationship with Unicom Group
     Unicom Group continues to own and manage the international gateways that provide international connections to our long distance network. Unicom Group also continues to operate its local telephony networks in Sichuan Province and Chongqing and Tianjin municipalities, and the satellite transmission networks operated through Unisat.
     Unicom Group holds the licenses required for our telecommunications businesses and we derive our rights to operate our businesses from our status as a subsidiary of Unicom Group. Under the respective reorganization agreements entered into by CUCL, Unicom New Century and Unicom New World with Unicom Group referred to above, Unicom Group undertook to hold and maintain all licenses received from the former Ministry of Information Industry in connection with our businesses solely for our benefit during the term of such licenses and at no cost to us. In addition, Unicom Group undertook to take all actions necessary to obtain and maintain for our benefit such governmental licenses or approvals as we shall require to continue to operate our businesses. Unicom Group also agreed not to engage in any business which competes with our businesses other than the then-existing competing businesses of Unicom Group and to grant us a right of first refusal in relation to any government authorization, license or permit, or other business opportunity to develop any new telecommunications technology, product or service. Finally, Unicom Group also gave us an undertaking not to seek an overseas listing for any of its businesses or the businesses of its subsidiaries in which we are engaged or may engage in the future, except through us.
     In connection with the restructuring of Unicom Group and the acquisitions of Unicom New Century, Unicom New World and Unicom International, we entered into a number of agreements with Unicom Group pursuant to the two-step process described in “Further Restructuring of Unicom Group and the Initial Public Offering of A Share Company in 2002” above. These include arrangements for interconnection and roaming services between the telecommunications networks owned by us and Unicom Group and for the provision or sharing of telecommunications and ancillary services and facilities between us and Unicom Group. Unicom Group also retains its interests in its other subsidiaries that provide ancillary services to us, including the procurement of telecommunications equipment and the supply of SIM cards and calling cards. Our existing agreements with Unicom Group were entered into in 2006. See “B. Related Party Transactions” under Item 7 for a detailed description of our agreements with Unicom Group.
     Unicom Group has constructed nationwide cellular networks based on CDMA 1X technology. We entered into lease agreements with Unicom Group to lease a portion of the network capacity and began to offer CDMA cellular services on an exclusive basis in our cellular service areas in early 2002. In October 2006, we entered into a new CDMA lease agreement, effective January 1, 2007, with Unicom Group in respect of the CDMA networks. We also have an option to acquire the CDMA networks from Unicom Group. See “B. Related Party Transactions — Leasing of CDMA Network Capacity” under Item 7.
     On June 2, 2008, we announced plans for a sale of our CDMA mobile telecommunications business to China Telecom. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions.”
Capital Expenditures and Divestitures
     See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous three years and those planned for 2008. We have not undertaken any significant divestitures. On June 2, 2008, we announced plans for a sale of our CDMA mobile telecommunications business to China Telecom. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions.”

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
     Prior to our acquisition of Unicom Guizhou on December 31, 2007, we offered cellular communications services based on both GSM and CDMA technologies in 30 provinces, autonomous regions and municipalities in China. After the acquisition of Unicom Guizhou, our cellular service area encompassed a total of all 31 provinces, autonomous regions and municipalities in China. See “A. History and Development of the Company — Acquisitions of Unicom New World, Unicom New Century and Unicom Guizhou and the Sale of Guoxin Paging” above under this Item 4. Because our acquisition of Unicom Guizhou was accounted for as a combination of entities and businesses under common control, our operating results for each of the years ended December 31, 2005, 2006 and 2007 have been restated to include the operating results of Unicom Guizhou as if Unicom Guizhou had always been part of our company.
     We had a total of 120.56 million GSM cellular subscribers as of December 31, 2007, representing a 12.7% increase from 106.94 million subscribers as of December 31, 2006. Our GSM cellular business accounted for 63.1% of our total revenue for the year ended December 31, 2007. We had approximately 41.93 million CDMA cellular subscribers as of December 31, 2007, representing a 12.4% increase from 37.30 million subscribers as of December 31, 2006. Our CDMA Cellular business contributed 32.8% of our total revenue for the year ended December 31, 2007. At the end of 2007, our market share in terms of the number of subscribers in our cellular service areas was 29.7%, declining from 31.3% at the end of 2006.
     We also provide long distance, data and Internet services in China. These businesses currently represent a relatively small portion of our overall business. Our long distance, data and Internet businesses collectively accounted for 4.1% of our total revenue in 2007, compared to 3.5% in 2006. Outgoing public switched and IP telephony long distance calls totaled 11.16 billion and 12.12 billion minutes, respectively, in 2007, compared to 11.23 billion and 13.13 billion minutes, respectively, in 2006. Incoming international long distance calls (including incoming calls from Hong Kong, Macau and Taiwan) totaled 3.80 billion minutes in 2007, a significant increase from 2.61 billion minutes in 2006. We had 795,000 broadband Internet access subscribers at the end of 2007.
Recent Developments
     As of March 31, 2008, the total number of our GSM subscribers has increased to 124.23 million, including 64.20 million post-paid subscribers and 60.03 million pre-paid subscribers. As of March 31, 2008, we also had a total of 42.81 million subscribers to our CDMA services. For the three months ended March 31, 2008, average minutes of usage, or MOU, per subscriber per month for GSM and CDMA services in our combined service areas were 242.4 minutes and 238.4 minutes, respectively. ARPU for GSM services in our combined service areas was RMB44.3 for the three months ended March 31, 2008. ARPU for CDMA services in our combined service areas was RMB53.3 for the three months ended March 31, 2008. For the three months ended March 31, 2008, outgoing public switched and IP telephony long distance calls totaled 2.09 billion minutes and 0.06 billion minutes, respectively.

     On June 2, 2008, our board of directors and the board of directors of China Netcom jointly announced proposals of a merger of Unicom and China Netcom by way of a scheme of arrangement of China Netcom and on the same date, we, CUCL and China Telecom entered into a framework agreement to sell our CDMA business to China Telecom. See “A. History and Development of the Company — Recent Developments” under Item 4.
Cellular Services
     Our cellular business is our largest business, with our GSM and CDMA businesses together having contributed 95.9% of our total revenue in 2007.
     We offer both GSM and CDMA cellular services. We also offer GSM international roaming services in conjunction with 283 operators in 179 countries and regions and CDMA international roaming services in conjunction with 25 operators in 17 countries and regions.
     In 2004, we began to offer GSM and CDMA dual mode cellular handset service under the brand name “Worldwind.” In April 2005, we launched “Worldwind” dual-mode card service. In 2006, we introduced the “dual-standby” technology into our “Worldwind” services and now offer “dual-mode, dual-standby” services under the brand name “Worldwind.” In 2007, we launched the “Worldwind 156” GSM service package with featured phone numbers to target mid- to high-end customers.
     In October 2005, we launched our CDMA network in Macau to provide roaming services for all CDMA users in Macau. In 2006, we obtained approval from the Macau government to provide CDMA services to local users in Macau and also received a 3G license to operate a CDMA 2000 network in Macau. In October 2007, we launched the 3G operations in Macau to provide cellular services to Macau residents.
     We also offer a broad range of value-added services, or VAS, to our cellular subscribers, including short message services, or SMS, personalized ring-back tone services, CDMA 1X wireless data services and GSM wireless data services, under the integrated business brand of “uni,” which represents various wireless VAS we offer for our cellular subscribers. The proportion of our total cellular service revenue generated from VAS increased significantly from 19.3% in 2006 to 22.0% in 2007.
GSM Cellular Services
     Our GSM cellular networks reach all cities, county centers, major towns, major highways and railways in our cellular service areas. We continue to selectively deploy GSM systems that operate in the 1800 MHz frequency band in high-density population and high call volume centers to supplement our GSM networks operating in the 900 MHz frequency band. In 2007, we continued to focus on optimizing the operational efficiency and stability of our GSM networks, and will continue to improve our GSM networks to support the development of our various cellular services. In particular, we started to upgrade our GSM networks to launch general packet radio service, or GPRS, services since 2005. On May 17, 2007, we launched the commercial operation of GPRS services in 70 cities on a trial basis and as of the end of 2007, our formal GPRS operations covered 221 cities. We plan to continue and expand our GPRS upgrade to additional cities in 2008.
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

				CUCL(4)(5) as of
				or for the three
	CUCL(4) (5) as of or for			months ended
	the year ended December 31,			March 31,
	2005	2006	2007	2008
Number of subscribers (in thousands)	95,879	106,937	120,564	124,225
Post-paid	48,863	55,223	62,474	64,195
Pre-paid	47,016	51,714	58,090	60,030
Estimated market share in our service areas(1)	23.5%	23.2%	22.0%	22.2%
Average minutes of usage per subscriber per month(2)	202.9	237.8	250.1	242.4
Average revenue per subscriber per month (in RMB)(3)	48.5	49.2	46.0	44.3
SMS Volume (in billions)	39.79	59.26	72.94	19.22

(1)	Market share in a given area is determined by dividing the number of our GSM subscribers in the area by the total number of cellular subscribers in the area. Source: Ministry of Information Industry.

(2)	Average minutes of usage per subscriber per month is calculated by dividing the total minutes of usage during the period by the average number of our GSM subscribers during the period, and dividing the result by the number of months in the relevant period.

(3)	Average revenue per subscriber per month, or ARPU, is calculated by dividing the sum of GSM cellular services revenue during the relevant period by the average number of our GSM subscribers during the period, and dividing the result by the number of months in the period.

(4)	Includes Unicom New World, which merged into CUCL on September 1, 2005.

(5)	Includes Unicom Guizhou, which merged into CUCL on December 31, 2007.
     Subscriber Increase: As of December 31, 2007, our total number of GSM subscribers increased from 106.94 million as of December 31, 2006 to 120.56 million, including 62.47 million post-paid subscribers and 58.09 million pre-paid subscribers. We believe that this growth was attributable to a number of factors, including, among others, (i) continued growth of the Chinese cellular telecommunications market, driven by economic growth and reduction in the cost of cellular handsets and services, (ii) our sales and marketing efforts in retaining existing subscribers and expanding our subscriber base, (iii) relatively competitive pricing of our services and (iv) quality of our customer service. However, our share of the cellular market in terms of total cellular subscribers in our GSM cellular service areas was 22.0% as of December 31, 2007, as compared with 23.2% as of December 31, 2006.
     MOU and ARPU: MOU and ARPU of our GSM services were 341.41 billion minutes and RMB46.0, respectively, in 2007. The average MOU per subscriber per month was 250.1 minutes in 2007, an increase of 12.3 minutes from 237.8 minutes in 2006. The increase in MOU was attributable to increased competition with our competitors, which resulted in the provision of more call minutes in the package service plans offered to subscribers. The decreasing effective tariffs as a result of such competition as well as the new “calling-party-pays” policy also encouraged higher usage by subscribers. ARPU of our GSM services decreased from RMB49.2 in 2006 to RMB46.0 in 2007, which was attributable to the generally decreased tariffs due to the new “calling-party-pays” policy which was partially offset by the increased MOU, certain subscribers’ discontinuance of service contracts after the expiration of certain handset subsidy plans and the intensified competition in the cellular telecommunications market.
     Churn Rate: In 2007, the monthly average churn rate for our GSM services increased from 2.47% in 2006 to 2.76% primarily as a result of intensified competition and the fact that a larger portion of our new GSM subscribers are low- to mid-end subscribers. Our calculation of churn rate reflects those subscribers who switch to services of other operators and those whose services we terminate as a result of account inactivity or payment delinquency. If competition continues to intensify, our churn rate from subscribers voluntarily discontinuing our services may further increase in the future.

     Payment Delinquency: Payment delinquency increased in 2007. As of December 31, 2007, the doubtful debt ratio for our GSM cellular services, calculated as the amount of doubtful debt provided in 2007 divided by revenue from GSM cellular services, is 2.0%, slightly higher than the 1.9% at the end of 2006 due to the fact that a larger portion of our new GSM subscribers are low- to mid- end subscribers. In some of our cellular service areas we require our post-paid subscribers to deposit service charges and maintain a certain level of account balances with us or with commercial banks that collect service fees for us. We classify the creditworthiness of our subscribers into various levels and have adopted other credit control measures. We also closely manage payment delinquencies through confirmation of customer address and other registration information, expansion of collection channels, advance notification of inadequate deposits, close monitoring of call patterns and account balances and prompt termination of services.
      Tariffs
     Generally the categories of tariffs we charge our cellular subscribers include, among others, basic monthly fees, usage charges, roaming charges, long-distance call charges and charges for value-added services.
     The cellular tariffs are set forth by the MII and tariff adjustments are subject to regulation by various government authorities, including the MII, the NDRC and the relevant provincial price regulatory authorities. The following table summarizes the present State-guidance tariff rates for post-paid and pre-paid cellular services:

	Post-paid Services	Pre-paid Services
	RMB	RMB
Basic monthly fee	50	0
Local usage charge (per minute)	0.4	0.6
Domestic roaming charge (per minute)	0.6 for caller	0.6 for caller
	0.4 for receiver	0.4 for receiver

Source:	MII.
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
     In 1997, the PRC government granted us preferential treatment by allowing us to reduce our tariffs by up to 10% below the State-guidance tariff rates. In the past, this preferential treatment has helped us capture a significant number of cellular subscribers by allowing us to market our cellular services at discounted rates. As we and our main competitor introduced various package service plans and other promotional programs, the tariff structure has become more complex. While we continue to maintain tariff levels that are generally lower than those of our main competitor, the more complex tariff structure has, to some extent, made our price advantages less obvious to subscribers compared to previous tariff schemes that were largely based on simple per-minute charges. Beginning in 2005, as we continued to offer package service plans in our service areas, we have taken a series of actions to optimize our tariffs structure. These efforts include ceasing to provide unprofitable or less competitive package plans and reducing the variety of the package plans.
     In 2007, the former Ministry of Information Industry started implementing “calling-party-pays” billing arrangements. In light of this regulatory change, we began to implement such billing arrangements in the tariff packages offered throughout our service areas after July 1, 2007.
     In February 2008, the former Ministry of Information Industry and the NDRC jointly promulgated the Tariff Notice to require, among other things, unifying domestic roaming charges with charges for long distance calls made during domestic roaming, unifying the charges for the pre-paid and post-paid mobile subscribers, and setting different tariff caps for callers and receivers in the context of domestic roaming.
      CDMA Cellular Services
     Our controlling shareholder, Unicom Group, currently has the exclusive license to offer CDMA cellular services in China. It has constructed a CDMA network with comprehensive nationwide coverage through its wholly-owned subsidiary, Unicom New Horizon. We have leased CDMA network capacity from Unicom Group and offer CDMA cellular services and CDMA 1X wireless data services.
     As of December 31, 2007, Unicom Group’s total CDMA network exchange capacity and wireless capacity amounted to approximately 51.40 million and 94.00 million subscribers, respectively. Compared to the CDMA subscriber base of 41.93 million as of December 31, 2007, this level of capacity provides sufficient room for the growth of our CDMA subscriber base and ensures our CDMA nationwide network coverage and telecommunications quality, including both outdoor and indoor coverage, as well as the data-processing capacity of our CDMA 1X services.
      Our Lease of CDMA Networks from Unicom Group
     After the acquisitions of Unicom New Century and Unicom New Horizon, we entered into a consolidated lease agreement, or the 2005 CDMA Lease, with Unicom Group and Unicom New Horizon on March 24, 2005 to replace the three then-existing lease agreements, or the Old CDMA Leases, between Unicom Group and Unicom Horizon on the one hand, and CUCL, Unicom New Century and Unicom New World, respectively, on the other hand. On October 26, 2006, we entered into a further updated lease agreement, or the 2006 CDMA Lease, with Unicom Group and Unicom Horizon, to replace the 2005 Lease Agreement. On June 29, 2007, we extended the 2006 CDMA Lease for another year until December 31, 2008. The lease fee for 2007 was 31% of the audited service revenue generated in 2007 by our CDMA business, or RMB 8.4 billion, and the lease fee for 2008 will be (i) 31% of the audited service revenue generated in 2008 by our CDMA business or (ii) 30% of the audited service revenue generated in 2008 by our CDMA business if the audited income before taxation of our CDMA business for 2008 is less than the audited income before taxation of our CDMA business for 2006. The term of the 2006 CDMA Lease may be renewed for additional terms after December 31, 2008 at our option, with the length of such renewed terms and lease fee to be agreed upon. See “B. Related Party Transactions — Leasing of CDMA Network Capacity” under Item 7.

     We lease all constructed CDMA network capacity from Unicom Group and operate these CDMA networks in our cellular service areas on an exclusive basis and receive all revenue generated from the operation. We may terminate the lease arrangements upon giving at least 180 days’ prior written notice to Unicom Group.
     In addition to leasing network capacity, we also have the option, exercisable at any time during the lease period and for an additional year thereafter, to purchase the CDMA network in our cellular service areas. The acquisition price will be negotiated between Unicom New Horizon and us. It will be based on the appraisal value of the CDMA network determined by an independent appraiser in accordance with applicable PRC laws and regulations and take into account the then-prevailing market conditions and other factors. However, the purchase price will not exceed an amount which would, taking into account all lease fee payments made by us to Unicom New Horizon and lease fee discounts as a result of any delay of delivery, enable Unicom New Horizon to recover its total network construction costs and to achieve an internal rate of return of 8%. The exercise of the purchase option will be subject to the relevant PRC laws and regulations and the HKSE Listing Rules, including approvals of our minority shareholders for connected transactions. See “B. Related Party Transactions — Leasing of CDMA Network Capacity” under Item 7 for a more detailed description of the 2006 CDMA Lease.
     On June 2, 2008, we, CUCL and China Telecom entered into a framework agreement to sell our CDMA business to China Telecom. In addition, we have been notified by Unicom Group that, on June 2, 2008, Unicom Group, Unicom New Horizon and China Telecommunications Corporation entered into a framework agreement, which sets out the key terms and conditions on which Unicom Group and Unicom New Horizon will sell their CDMA cellular telecommunications network, to China Telecommunications Corporation. In connection with our proposed CDMA business disposal and the proposed CDMA network disposal, it is expected that an agreement will be entered into between Unicom Group, Unicom New Horizon and the A Share Company pursuant to which the A Share Company will waive or procure CUCL to waive the right to exercise CUCL’s option granted to it under the 2006 CDMA Lease, to purchase the CDMA network at any time before December 31, 2008, and the parties will agree to terminate or procure the termination of that lease. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions — Proposed Disposal of CDMA Business” under Item 4.
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

				CUCL(4)(5) as of
				or for the three
	CUCL(4)(5) as of or for			months ended
	the year ended December 31,			March 31,
	2005	2006	2007	2008
Number of subscribers (in thousands)	33,465	37,302	41,927	42,809
Post-paid	30,742	34,263	38,622	39,478
Pre-paid	2,723	3,040	3,305	3,331
Estimated market share in our service areas(1)	8.9%	8.1%	7.7%	7.4%
Average minutes of usage per subscriber per month(2)	279.3	276.7	263.0	238.4
Average revenue per subscriber per month (in RMB)(3)	74.9	65.8	58.1	53.3
SMS Volume (in billions)	15.24	17.03	19.17	5.1

(1)	Market share in a given area is determined by dividing the number of our CDMA subscribers in the area by the total number of cellular subscribers in the area. Source: Ministry of Information Industry.

(2)	Average minutes of usage per subscriber per month is calculated by dividing the total minutes of usage during the period by the average number of our CDMA subscribers during the period, and dividing the result by the number of months in the relevant period.

(3)	Average revenue per subscriber per month, or ARPU, is calculated by dividing the sum of CDMA cellular services revenue during the relevant period by the average number of our CDMA subscribers during the period, and dividing the result by the number of months in the period.

(4)	Includes Unicom New World, which merged into CUCL on September 1, 2005.

(5)	Includes Unicom Guizhou, which merged into CUCL on December 31, 2007.
     As of December 31, 2007, our total CDMA subscriber base reached 41.93 million, representing an increase of 12.4% from 37.30 million subscribers at December 31, 2006. Among the total CDMA subscribers, post-paid subscribers increased by 12.7% from 34.26 million as of December 31, 2006 to 38.62 million as of December 31, 2007, while pre-paid subscribers increased by 8.7% from 3.04 million as of December 31, 2006 to 3.31 million as of December 31, 2007. We believe the growth in our CDMA subscriber base was primarily attributable to:
•	increased brand awareness and our distribution and marketing efforts;

•	decreased retail sale prices of and the availability of more varieties of CDMA handsets as a result of our centralized purchasing policy;

•	the overall competitiveness of our network coverage and quality; and

•	the advantages of the CDMA technology, including the lower radio transmitting power of CDMA handsets as compared to GSM handsets, better voice quality and enhanced security.
      MOU, ARPU and Churn Rate
     In 2007, total MOU for our CDMA services was 125.43 billion minutes, an increase of 6.9% from 117.32 billion minutes in 2006, and ARPU for our CDMA services was RMB58.1, a decrease from RMB65.8 in 2006. Average MOU per subscriber per month for our CDMA services was 263.0 minutes, 5.2% higher than the average MOU of 250.1 minutes for GSM services, while our RMB58.1 CDMA

ARPU was 26.3% higher than the RMB46.0 ARPU for our GSM subscribers. The decrease in MOU for our CDMA services in 2007 was mainly because certain subscribers switched to less expensive packages with less usage coverage upon the expiration of their existing monthly plans. The decrease in ARPU for our CDMA services in 2007 was attributed to lower revenue from existing high-end customers who no longer needed to pay for incoming calls as before due to the implementation of the new “calling-party-pays” tariff policy, the relatively low ARPU of the new mass customers, intensified market competition and regional promotional activities that led to a decline in effective tariffs, as well as switches to less expensive plans by some contractual subscribers using high-end handsets upon the expiration of their previous handset subsidy packages.
     The monthly average churn rate for our CDMA services is calculated in the same way as the churn rate for our GSM services. The churn rate for our CDMA services was 2.04% in 2007, higher than 1.62% in 2006, but significantly lower than the churn rate of 2.76% for our GSM services in 2007. The increase of the churn rate for our CDMA services was due to competition from other service providers, the increase in the proportion of cost-sensitive subscribers among new subscribers and discontinuance of some contractual subscribers upon expiration of their contract period.
      Payment Delinquency
     As of December 31, 2007, the doubtful debt ratio for our CDMA cellular services, calculated as the amount of provision for doubtful debt divided by revenue from CDMA cellular services, stood at 1.2%. In 2007, we continued to take various measures to control payment delinquency for our CDMA services, which measures are similar to the ones taken to control payment delinquency for our GSM services. See “B. Business Overview — Cellular Services — GSM Cellular Services — Payment Delinquency” under this Item 4.
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
     To accelerate the growth in our CDMA subscriber base, we have been offering CDMA handset promotion packages since the second half of 2002, providing discounts towards our customers’ CDMA handset purchase prices on the basis of their committed minimum amount of monthly service fees. Our promotion packages are offered in a wide price range to target users in different segments. In addition, we offer differentiated services with various combinations of voice and VAS services to effectively target various market sectors. Moreover, we established a subsidiary, Unicom Huasheng, in 2005 to centralize the purchases and distribution of CDMA handsets to control the costs of our CDMA promotion packages.
     See “D. Risk Factors — Risks Relating to Our Business — Our CDMA services may remain in a relatively disadvantageous market position as compared to GSM services in China.” under Item 3.
      Value-added Services
     By leveraging our integrated telecommunications operations and advanced network system, we offer a broad range of value-added cellular services under a uniform business brand of “uni,” including SMS, personalized ring-back tone services, wireless Internet services and other wireless information services. Our value-added services continued to achieve rapid growth in 2007.

     The volume of our SMS continued to increase rapidly in 2007. A total of 92.11 billion short messages were transmitted by our GSM and CDMA subscribers in 2007, an increase of 20.7% over 2006. Our SMS services mainly include the following: SMS transmission and receipt through handsets, service provider-assisted SMS, business SMS platform, voice SMS and other information services. We continue to promote the use of SMS as a convenient and cost effective method of business and personal communication. The SMS platforms of our GSM and CDMA networks are interconnected with each other. Our SMS platforms are also interconnected with the SMS platforms of China Mobile’s GSM network, China Telecom’s “Little Smart” network, and China Netcom’s “Little Smart” network.
     We market our personalized ring-back tone service under the brand name “Cool Ringtone.” This new value-added service has maintained a high growth rate since its introduction. As of December 31, 2007, we had a total number of 50.13 million subscribers to our Cool Ringtone service, representing 30.9% of the number of our total cellular subscribers as of December 31, 2007.
     We offer nationwide GSM wireless data services under the uniform business brand of “uni.” The “uni” services are based on a nationwide wireless information services platform and offer a variety of services including games, downloads and other entertainment services, information and notification, personal information management and transactions services. On May 17, 2007, we launched the commercial operation of GPRS services in 70 cities on a trial basis and as of the end of 2007, our formal GPRS operations covered 221 cities. We plan to continue to expand our GPRS upgrade to additional cities in 2008.
     We also offer CDMA 1X wireless value-added services under the brand of “uni,” with individual services offered under various sub-brands, including “U-Info,” “U-Net,” “U-Mail,” “U-Magic,” “U-Map” and “Uni-Web.” In 2007, we continued to focus our efforts on promoting CDMA 1X wireless value-added services in three areas: (1) increasing market penetration, (2) easing the handset supply bottleneck by centralizing the purchase and distribution of CDMA handsets and (3) offering new services and service contents to activate more market demand. By the end of 2007, we had 21.42 million subscribers to CDMA 1X wireless value-added service, representing an increase of 4.6% over 2006.
     In 2007, in order to further develop our value-added services, we continued to implement a brand-centric development strategy and adopted the following measures:
•	through the improvement of the value-added services, more staff training, advertising and promotions, trial programs and our various other efforts, we strengthened marketing efforts for our value-added services under the uniform business brand of “uni”;

•	we improved the content of our value-added services, through strengthening service support of and cooperation with content providers and service providers, in order to increase the appeal of these services;

•	we improved the quality of our value-added services by strengthening certain customer protection measures, such as requiring service providers to obtain re-confirmation from the subscribers before they activate the service and to provide subscribers trial periods before the service provider starts to charge for the service;

•	we continuously enlarged the competitiveness of “U-Net” Internet access service, actively promoted new services such as “Stock in Palm” stock trading services, mobile music and point-to-point “Color Mail” multimedia message services and increasingly diversified the application of our value-added services;

•	we procured through Unicom Huasheng custom-made CDMA handsets with certain features integrated to support our differentiated value-added services, such as “Stock in Palm” and “U-Net”;

•	we actively developed value-added services specifically catering to the youth and campus markets to increase the market share of our “U-Power” services;

•	we targeted mid- to high-end subscribers by emphasizing the technological advantages of “dual-mode, dual-standby” services to facilitate the development of our “Worldwind” CDMA and GSM dual mode services and our CDMA 1X data services; and

•	through cooperation with partners in specific industries, we launched applications such as “SAIC Enforcement Horizon,” “Maritime Horizon,” “Agriculture Horizon,” “Police Horizon” and “Sales Tracker” to extend corporate and industry applications to governmental and various industrial customers in markets such as maritime and agriculture. For example, we recently introduced the “Sales Tracker” application to offer tailored wireless services to retail stores and suppliers. This service enables retail stores and suppliers to timely communicate sales information through the tailored SMS services and to efficiently manage sales, supplies logistics and other service. In addition, we also expanded the application of our CDMA 1X data services among institutional customers by providing wireless information solutions and extending the application of such solutions to the mobile users.
     We have designed and implemented a fee structure under which we earn transmission fees from the use of our GSM and CDMA value-added services and charge a certain percentage of information service fees for the billing and collection services we provide to content providers and service providers.
     On June 2, 2008, we, CUCL and China Telecom entered into a framework agreement to sell our CDMA business to China Telecom. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions — Proposed Disposal of CDMA Business” under Item 4.
Cooperation with SKT
     On June 20, 2006, we entered into a strategic alliance framework agreement with SKT, a mobile telecommunications service provider in Korea. Pursuant to this agreement, we and SKT agreed to explore cooperation initiatives on the further development of CDMA cellular communication services in China. In addition, pursuant to this agreement, if SKT and/or any of its affiliates, individually or collectively, hold more than 5% of our issued share capital, SKT will be entitled to nominate a representative to our board of directors. Following its conversion of US$1 billion zero coupon convertible bonds into our shares in August 2007, SKT held more than 5% of our share capital and has nominated Mr. Lee Suk Hwan as a non-executive director. See “Directors and Senior Management” under Item 6. SKT has undertaken to cause such director to resign if it and/or its affiliates, individually or collectively, hold no more than 5% of our issued share capital for a period of three months.
Long Distance, Data and Internet Services
     We offer international and domestic long distance services in China based on both the PSTN standard and the IP telephony standard. We leverage our ability to integrate our long distance services with a broad range of services to target different customer segments. For example, we have developed a nationwide video conferencing network that reaches hundreds of cities. In addition to long distance services, we also offer data and Internet services throughout China. Our long distance, data and Internet services are supported by our advanced and unified nationwide network system.
     The following table sets forth the total number of outgoing call minutes for our long-distance services, leased bandwidth of our data services and number of dedicated access subscribers of Internet services for the periods indicated.

	As of or for the year ended December 31,
	2005	2006	2007
Public switched telephony (in billions of minutes):
Domestic	10.33	11.07	10.98
International	0.15	0.16	0.18
Total	10.48	11.23	11.16
IP telephony (in billion of minutes):
Domestic	14.60	13.02	12.02
International	0.13	0.11	0.10
Total	14.73	13.13	12.12
Data Services
Bandwidth leased to customers (2Mbps)	8,706	7,428	8,319
Internet Services
Dedicated access subscribers	38,000	31,350	22,586
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
     The following table sets forth selected information about our PSTN services for the periods indicated.

	As of or for the year ended on December 31,
	2005	2006	2007
Number of cities reached	330	330	330
Minutes of outgoing long distance calls (in billions)	10.48	11.23	11.16
Market share of outgoing long distance call minutes (1)	11.57%	11.55%	10.86%
Minutes of incoming international calls (in billions)	2.34	2.39	3.38

(1)	Source: the former Ministry of Information Industry. In calculating market share, the total minutes of outgoing long distance calls include ours and those of the incumbent operators.
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

	As of or for the year ended December 31,
	2005	2006	2007
Number of cities reached	335	337	337
Minutes of outgoing IP telephony calls (in billions)	14.73	13.13	12.12
Minutes of incoming international calls (in billions)	0.25	0.22	0.42
     In February 2001, the PRC government ceased regulatory control of tariffs for IP telephony long distance calls and allowed operators to set their own rates. In June 2007, we adjusted the tariff rates for international IP telephony services for certain countries and regions. The following table sets forth our present tariff rates for our IP telephony services (including rates applicable to IP long distance calls made by our cellular subscribers):

Our Tariff Rates (RMB)
IP Telephony Domestic Long Distance	0.30 per minute
IP Telephony International Long Distance
To Hong Kong, Taiwan and Macau	1.50 per minute
To U.S. and Canada (excluding countries or regions with an country code “1” other than Alaska and Hawaii)	2.40 per minute
To United Kingdom, France, Italy, Germany, South Korea, Japan, Australia, Singapore, Malaysia, Thailand, Indonesia, Philippines and Vietnam	3.60 per minute
To Belgium, New Zealand, Turkey, Sri Lanka, Belarus, Poland, Tajikistan, Switzerland	8 per minute
To Pakistan, Jordan, Turks and Caicos Islands, Tunis, Eygpt, Nicaragua, Kyrgyzstan	12 per minute
To Papua New Guinea, Qatar, Kenya, Guinea, Mali, Marshall Islands, Greenland, North Korea	15 per minute
To other international destinations	4.6 per minute
     Data Services
     We currently provide data services in 328 cities in China. We target high volume users of integrated voice, data and video communications and offer them data services as part of our integrated offerings of long distance, data and Internet services. Our target customer groups include government offices, financial institutions, multinational or multi-regional corporations, large- and medium-sized enterprises in China, as well as Internet service providers and Internet content providers that provide telecommunications services. As of December 31, 2007, the total leased bandwidth of our asynchronous transfer mode, or ATM, data service and frame relay, or FR, data service was 8,319 x 2 Mbps.
     Our data service offerings mainly consist of broadband and managed data services, including:
•	FR services, which provide high speed and cost effective data communications services linking remote business sites using FR technology;

•	ATM services, which employ ATM technology and are able to handle high bandwidth, integrated voice, video, data and Internet traffic; and

•	Broadband video-conferencing and video-telephony services, which are provided under the brand name of “Uni-Video.” These services currently include video-conferencing, video-telephony, video conference room leasing and video public telephony services. These services are based on our existing unified data network platform. Two or more users can use our video-conferencing services by connecting to the Internet or our video network through video-conferencing terminals or computer terminals.
     The following table sets forth selected information about our data services for the periods indicated.

	As of December 31,
	2005	2006	2007
Number of cities reached	325	325	325
Bandwidth leased to customers (x 2Mbps)	9,007	7,428	8,319
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
     We believe that our ability to offer integrated access to customers’ premises is important to the success of our data services. We continued to build integrated access networks linking major office buildings to our networks in major cities in 2007. See “— Networks — Long Distance, Data and Internet Networks” below.
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

Bandwidth	FR Services PVC Fee (RMB per month)
						International
	Local	Local	Domestic	Hong Kong, Macau &	International	long distance
	(intra-district)	(inter-district)	long distance	Taiwan	long distance (Asia)	(outside of Asia)
8kbps	290	440	990	1,550	8,800	9,400
16kbps	390	540	1,190	1,800	10,000	10,500
32kbps	450	650	1,300	2,000	11,500	11,500
48kbps	500	750	1,500	2,300	13,000	13,500
64kbps	550	800	1,700	2,600	14,500	14,600
128kbps	700	1,000	2,100	3,400	18,000	18,400
256kbps	800	1,150	2,200	3,500	19,000	19,600
384kbps	850	1,350	2,300	3,800	20,000	20,500
516kbps	1,000	1,450	2,500	4,100	22,300	23,100
768kbps	1,150	1,600	2,700	4,600	25,800	26,550
1Mbps	1,250	2,000	3,000	5,200	28,900	30,050
2Mbps	1,500	2,200	4,000	7,000	39,000	39,000
     The following table sets forth our tariff rates for monthly port fees for ATM services of selected bandwidth.

ATM Services Port Fee (RMB per month)
Bandwidth	Port Fee
256K	400
512K	500
1M	750
2M	1,000
4M	2,000
6M	3,000
8M	4,000
10M	5,000
12M	6,000
34M	7,000
45M	8,000
100M	9,000
155M	10,000
     The following table sets forth our tariff rates for monthly circuit fees for ATM data services of selected bandwidths and selected distance categories.

	ATM Services Circuit Fee (RMB per month)
						International
	Local	Local	Domestic	Hong Kong, Macau &	International	long distance
Bandwidth	(intra-district)	(inter-district)	long distance	Taiwan	long distance (Asia)	(outside of Asia)
256Kbps	800	1,150	2,200	3,500	19,000	19,600
512Kbps	1,000	1,450	2,500	4,100	22,300	23,100
1Mbps	1,250	2,000	3,000	5,200	28,900	30,050
2Mbps	1,500	2,200	4,000	8,000	39,000	39,000
4Mbps	2,000	3,000	6,000	12,900	72,200	72,200
6Mbps	2,500	5,500	9,000	19,800	105,400	105,400

	ATM Services Circuit Fee (RMB per month)
						International
	Local	Local	Domestic	Hong Kong, Macau &	International	long distance
Bandwidth	(intra-district)	(inter-district)	long distance	Taiwan	long distance (Asia)	(outside of Asia)
8Mbps	3,500	8,500	12,000	26,700	138,700	138,700
10Mbps	5,000	11,500	15,500	30,600	157,800	157,800
15Mbps	7,000	15,000	22,000	40,000	205,000	205,000
20Mbps	7,500	17,500	29,000	49,000	252,300	252,300
25Mbps	8,000	21,000	36,000	59,000	300,000	300,000
30Mbps	9,000	24,000	42,000	69,000	348,500	348,500
40Mbps	10,000	29,000	52,000	88,500	416,000	416,000
50Mbps	10,500	32,000	60,000	108,200	486,600	486,600
60Mbps	11,000	33,000	68,000	122,600	567,900	567,900
70Mbps	11,500	35,000	76,000	137,000	649,100	649,100
80Mbps	12,000	36,000	84,000	151,300	730,400	730,400
90Mbps	12,500	37,000	92,000	165,700	811,600	811,600
100Mbps	13,000	37,500	100,000	180,100	892,900	892,900
110Mbps	13,500	38,000	107,500	187,300	933,500	933,500
130Mbps	13,800	38,500	122,500	201,600	1,014,800	1,014,800
155Mbps	14,500	39,000	130,000	216,000	1,096,000	1,096,000
     Effective April 2003, we began charging our corporate customers fees for our “Uni-Video” services based on package service plans, including up-front charges for testing, a monthly fee and usage charges. Retail customers of our “Uni-Video” services purchase re-chargeable cards to pay for such services.
     Internet Services
     The Internet services we offer include:
•	Dedicated Internet Access. We offer business customers high speed Internet access through dedicated lines. As of December 31, 2007, we had a total of 22,586 subscribers for dedicated Internet access. We package this service with voice and data services to provide integrated communications solutions to our business customers and cooperate with cable operators and real estate developers to offer broadband access to residential customers.

•	IDC Services. We have built Internet data centers, or IDCs, in selected cities including Shanghai, Beijing, Guangzhou and certain provincial capitals, and provide server hosting, server rental, virtual servers and other IDC services to commercial customers and virtual IDC operators.

•	“Ruyi Mailbox” Services. This service allows our cellular subscribers to use their cellular phone numbers as e-mail addresses. As of December 31, 2007, the number of “Ruyi Mailbox” subscribers was approximately 11.97 million.

•	Other Internet Services. Other Internet services we offer include international Internet Protocol-Virtual Private Network, or IP-VPN, Virtual Private Data Network, or VPDN, Virtual Internet Service Provider, or VISP, “Uninet” international roaming and corporate e-mail services.
     In addition, we plan to increase our efforts to cooperate with content developers on the content development for portable wireless devices, with such content provided through fiber optics networks and Wi-Fi networks. We believe the development of such business will allow us to compete with Internet operators more effectively.

     The following table sets forth selected historical information about our dedicated Internet access service operations and our subscriber base for the periods indicated.

	As of December 31,
	2005	2006	2007
Number of cities reached by our dedicated Internet access services	325	325	325
Number of subscribers of dedicated Internet access services	38,000	31,350	22,586
     Our tariff charges for dedicated Internet access include a network usage fee, an account set-up fee and a fixed telecommunications fee. Network usage fee is calculated based on monthly service plans. The account set-up fee is RMB100. The fixed telecommunications charge is based on the relevant tariffs for the particular type and bandwidth of the leased lines used to access the Internet. The following table summarizes the monthly network usage fees for selected bandwidths denoted as “R.”

Bandwidth	Standard network usage fees (RMB per month)
R≤64Kbps	2,700-3,600
64Kbps<R≤128Kbps	3,600-4,900
128Kbps<R≤256Kbps	4,800-6,600
384Kbps <R≤512Kbps	8,500-12,000
1024Kbps<R≤2Mbps	18,000-27,000
8Mbps <R≤10Mbps	59,400-70,000
20Mbps<R≤34Mbps	165,900-195,200
34Mbps <R≤45Mbps	210,000-250,000
45Mbps<R≤100Mbps	428,400-504,000
100Mbps<R≤155Mbps	664,100-781,200
     Our provincial and local branches are permitted to offer certain discounts based on the local market competition, provided that the relevant tariffs are not lower than the total cost of Internet access and interconnection.
     We charge a monthly usage fee for our “Ruyi Mailbox” services, which is currently RMB6 per month. We do not charge for SMS notifications of e-mail receipt. Other e-mail functions performed through SMS are charged based on the SMS tariff rates for our “uni-Info” services.
     Leased Line Services
     We lease transmission lines to large business customers and other telecommunications operators. Our leased line services provide customers with dedicated digital links directly connecting customer sites. As of December 31, 2007, we had a total leased bandwidth of an equivalent of 61,221 x2 Mbps circuits.
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
Interconnection and Roaming Arrangements
     Interconnection
     Interconnection refers to various arrangements that permit the connection of our telecommunications networks to other networks. Our cellular and long distance networks interconnect with Unicom Group’s networks. Under current arrangements, settlement between Unicom Group and us is based on an internal settlement standard that takes into account either the internal costs of the relevant networks or the government standard applicable between third party operators, whichever is the more favorable to us.
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
     In October 2003, the former Ministry of Information Industry issued regulations relating to settlement between telecommunications networks. These new regulations contain provisions regarding revenue sharing methods and settlement mechanisms for interconnection arrangements between other operators and us. These interconnection arrangements under the new regulations are described in “— Regulatory and Related Matters — Interconnection Arrangements” below.
     Unicom Group entered into interconnection arrangements with China Telecom, China Netcom and China Mobile with the following agreements, which equally apply to us:
•	Framework interconnection and settlement agreement between Unicom Group and the former China Telecom, dated September 30, 2001, the rights and obligations of which were divided and continued after the former China Telecom was split into China Telecom and China Netcom pursuant to an agreement among Unicom Group, China Telecom and China Netcom, dated April 23, 2003. These interconnection and settlement agreements with China Telecom and China Netcom were superseded by the interconnection and settlement agreement between Unicom Group and China Telecom, dated March 29, 2004 and the interconnection and settlement agreement between Unicom Group and China Netcom, dated April 2, 2004. The 2004 agreements contained more detailed provisions relating to interconnection quality, pursuant to new directives of the former Ministry of Information Industry in this area.

•	Interconnection and settlement agreements between Unicom Group and China Mobile relating to the interconnection between Unicom Group’s GSM and CDMA cellular networks and China Mobile’s GSM cellular networks, both dated November 14, 2001, which were subsequently amended and supplemented by the respective parties on December 31, 2003.

•	Interconnection and settlement agreement between Unicom Group and China Mobile regarding the interconnection of point-to-point short messaging services, dated April 1, 2002.

•	Interconnection and settlement agreement between Unicom Group and China Mobile regarding the interconnection between China Mobile’s GSM cellular networks and Unicom’s telecommunications networks, including its local fixed line telephony networks, cellular networks, domestic long distance telephony networks, international telephony networks and IP telephony network, and the interconnection between China Mobile’s international gateways and IP telephony network and Unicom Group’s cellular networks and local fixed line telephony networks, dated December 31, 2003.

•	Agreement between Unicom Group and China Mobile regarding the mutual provision of open service platforms, dated November 5, 2003.

•	Agreement between Unicom Group and China Mobile regarding the mutual provision of open multimedia messaging service and interconnection and settlement business, dated April 6, 2007.
     Unicom Group has also entered into the following interconnection arrangements, which equally apply to us:
•	Interconnection and settlement agreements between Unicom Group and China Railcom relating to the interconnection of Unicom Group’s cellular networks and local fixed line telephony networks and China Railcom’s local fixed line telephony networks, domestic long distance networks and IP telephony networks, dated January 25, 2002 and April 9, 2002.

•	Supplemental agreements between Unicom Group and China Railcom, which allow each party to offer its domestic and international long distance telephony services and IP telephony services to the cellular or fixed line telephony service subscribers of the other party, dated April 23, 2003.

•	Interconnection and settlement agreement between Unicom Group and China Satcom relating to the interconnection between Unicom Group’s networks and China Satcom’s “Global Star” satellite mobile communications network, dated September 27, 2003.

•	Framework interconnection and settlement agreement between Unicom Group and China Satcom relating to the interconnection between Unicom Group’s cellular networks and China Satcom’s IP telephony networks, dated September 24, 2003.

•	Interconnection agreement among major Internet operators, including Unicom Group, and three national Internet switching centers relating to the interconnection of Internet backbone networks, dated December 20, 2001.

•	Interconnection and settlement agreement between Unicom Group and China Telecom relating to the provision of point-to-point SMS services between Unicom Group’s and China Telecom’s networks, dated October 10, 2004.

•	Interconnection and settlement agreement between Unicom Group and China Netcom relating to the provision of point-to-point SMS services between Unicom Group’s and China Netcom’s networks, dated October 11, 2004.
     For all interconnection services, we are required to pay the interconnection fees regardless of our ability or inability to collect the tariff from our subscribers. The fixed line operators are required to pay interconnection fees regardless of their ability or inability to collect the tariff from their subscribers, except for the interconnection by fixed line subscribers calling our cellular subscribers in the same region where no interconnection fee will be charged. Interconnection charges are accrued on a monthly basis based on the actual call volume and applicable tariff rate. See “B. Related Party Transactions — Provision of Ongoing Telecommunications and Ancillary Services and Premises — Interconnection Arrangements” under Item 7 below for the interconnection and settlement arrangements between Unicom Group and us.
     On June 2, 2008, our board of directors and the board of directors of China Netcom jointly announced proposals of a merger of us and China Netcom by way of a scheme of arrangement of China Netcom under Hong Kong laws. See “A. History and Development of the Company — Recent Developments — Proposed Merger between Us and China Netcom by Way of a Scheme of Arrangement” under Item 4.
     Roaming
     As of December 31, 2007, our cellular subscribers can roam on cellular networks in most of the countries and regions around the globe through Unicom Group’s international roaming agreements with 283 GSM operators in 179 countries and regions and 25 CDMA operators in 17 countries and regions. A cellular subscriber using roaming services is charged at our roaming usage rate for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming revenue with international operators in accordance with roaming agreements between Unicom Group and each of the international operators. Unicom Group has also agreed to arrange for us to participate in its future international roaming arrangements.
     See “B. Related Party Transactions — Provision of Ongoing Telecommunications and Ancillary Services and Premises — Roaming Arrangements” under Item 7 below for further information regarding prior roaming arrangements between Unicom Group and us.
     In February 2008, the former Ministry of Information Industry and the NDRC jointly promulgated the Notice in Relation to Reduction of Tariff Cap for Domestic Mobile Roaming Services, or the Tariff Notice, to require mobile telecommunication companies in China to adjust their mobile roaming charges where necessary to comply with the following new requirements.
•	unifying domestic roaming charges with charges for long distance calls made during domestic roaming;

•	unifying the charges for pre-paid and post-paid mobile subscribers;

•	setting different tariff caps for callers and receivers in the context of domestic mobile roaming, with the tariff cap for callers being set at RMB0.6 per minute and the tariff cap for receivers being set at RMB0.4 per minute; and

•	abolishing the additional charge for use of the long distance network in the context of domestic roaming.
     The Tariff Notice also requires telecommunication companies in China to upgrade their existing billing system to comply with these new requirements by March 1, 2008, which can be extended to May 1, 2008. We finished adjusting our charges and upgrading our billing system by March 1, 2008 in response to the requirements set forth in the Tariff Notice. See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects.” under Item 3.
     On June 2, 2008, the MII, the NDRC and the Ministry of Finance of the PRC jointly issued the “Announcement on Deepening the Reform of the Structure of the Telecommunications Sector,” pursuant to which the PRC government seeks to promote the integration of telecommunication services and networks of different services providers, including the offering of roaming services across different mobile telecommunication networks.
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
     Transmission Network
     We own and operate an advanced nationwide fiber optic transmission network (except for the Xizang Autonomous Region, in which we lease capacity from other operators). As of December 31, 2007, our fiber optic transmission network had a total cable length of approximately 0.92 million kilometers, of which fiber optic backbone transmission network accounted for approximately 129,000 kilometers.
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

     Our SDH fiber rings have transmission bandwidths of 2.5 Gb/s in most routes and 10 Gb/s for the fiber ring that covers the eastern and southern coastal areas of China. We mainly deploy transmission equipment and technology supplied by Nokia Siemens Networks, Nortel, Alcatel-Lucent, Huawei, ZTE and other vendors.
     Concurrently with the construction and expansion of our domestic backbone transmission network, we also seek to expand our international bandwidth. Through our participation in the Asia Pacific Cable Network No. 2 Project, or APCN 2, a trans-Pacific submarine cable project that connects major countries and regions in eastern Asia and southeastern Asia and links them to North America through Japan, and our membership in the US-Japan Submarine Cable Organization, we are linked with 11 operators in Japan, U.S., South Korea, Singapore and Taiwan with a total network capacity of 62x155 Mbps, or 62 SMT-1. In December 2006, we also participated in the construction of the trans-pacific submarine cable, or TPE, a high-speed submarine cable that will connect eastern Asia and North America. The construction of TPE is expected to be completed in second half of 2008 and we will have an initial transmission capacity of 180 Gbps upon completion. We also lease 23x155 Mbps of international broadband transmission capacity from Sprint, C2C and Verizon. We have also opened transmission lines on land with the main operators in Hong Kong and Macau, with 30Gbps and 2.5Gbps of transmission capacity, respectively. In addition, we have established several fiber-optic interconnections with China’s neighboring countries such as Vietnam, Mongolia, Russia and Kazakhstan with transmission capacity ranging from 622Mbps to 10Gbps.
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

	As of December 31,
	2005(1)	2006(1)	2007(1)
Network subscriber capacity (in thousands of subscribers)	90,644	106,707	130,574
Base stations	96,311	125,103	153,885
Base station controllers	1,818	2,060	2,235
Mobile switching centers	513	513	537 (including soft switch)

(1)	Includes Unicom Guizhou, which merged into CUCL on December 31, 2007.
     Currently our GSM cellular network mainly operates at 900 MHz. We have deployed GSM technology that operates at 1800 MHz in some major metropolitan areas to supplement the capacity of our existing cellular network. We have the right to use 6 x 2 MHz of spectrum in the 900 MHz frequency band and 10 x 2 MHz in the 1800 MHz frequency band for our GSM network.
     Our cellular networks are supported by an advanced SS7 signaling system, which fosters efficient use of network capacity, reduces call setup time and enhances transmission capabilities. We have also installed intelligent networks that enable us to provide pre-paid services and a wide range of call features and value-added services.
     On May 17, 2007, we launched the commercial operation of GPRS services in 70 cities on a trial basis and as of the end of 2007, our commercial GPRS operation covered 221 cities. We plan to continue to expand our GPRS upgrade to additional cities in 2008.
     CDMA Cellular Network. By the end of 2006, Unicom Group completed the construction of a comprehensive CDMA network, with an aggregate network exchange capacity of approximately 51.40 million subscribers, wireless capacity of approximately 94.00 million subscribers and nationwide coverage as of the end of 2007. We lease CDMA network capacity in our cellular service areas to operate Unicom Group’s network in those areas on an exclusive basis. We have the right to use 10x2 MHz of spectrum in the 800 MHz frequency band for our CDMA services.
     Long Distance, Data and Internet Networks
     By the end of 2007, our PSTN network reached 330 cities, while the coverage of our Internet networks, including our IP telephony networks, included over 337 cities throughout China.
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
     Data and Internet Networks. Our broadband data and Internet networks utilize a unified IP and ATM design, which is particularly suited for real-time, multimedia applications such as video and voice. ATM switches perform high-speed switching of voice and data traffic and minimize time delay and congestion. They can also prioritize applications that least tolerate time delay, such as telephony and video, over less time-sensitive applications such as e-mails and file transfer. As of December 31, 2007, the international and domestic interconnection bandwidths have reached 3.8Gbps and 17.8Gbps, respectively.
     Internet Network. Our Internet network, branded as “Uninet,” is also centrally designed and has a nationwide uniform architecture. It is supported by a nationwide, advanced billing system that facilitates roaming access and delivery of virtual ISP services and other value added services.
     Broadband Video Network. Our broadband video network utilizes the H.323 technological standard and two-tier network structure. H.323 is a widely used multi-media conferencing protocol approved by the International Telecommunications Union. As of December 31, 2007, it can provide video conference and video telephone services and currently reaches over 300 cities nationwide as well as the United States and Hong Kong.
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
     Information Systems
     We have established comprehensive information systems in each province, municipality and autonomous region to support our business and management. For our business support, we have established core systems composed of a customer relationship management system, a billing and settlement system and an operation analysis system to support services and marketing of our cellular, data and long distance businesses. For our management support, we have focused on developing a human resource management system and a financial management system to enhance the efficiency of our control and management over our resources. In addition, we have established a nationwide billing, settlement and business management system at our headquarters, which has effectively supported the development of our domestic and international roaming services and our nationwide services.
Marketing, Sales and Distribution
     We centrally plan our nationwide marketing and sales strategies, but the implementation of these strategies is carried out at the provincial level by operating branches tailored to their specific markets. In 2007, we further implemented our brand-centric marketing strategy and established a comprehensive branding structure, with an equal focus on existing subscriber retention and subscriber base expansion.
     Sales and Marketing
     We focus on developing a strong brand image of “Connecting you freely” that conveys our strengths in high quality services, comprehensive network coverage, integrated solution offerings, advanced technology and customer focus. We market all of our services under the China Unicom brand name. In 2007, we continued to implement the customer-oriented branding system focusing on four customer brands — “Worldwind,” “U-Power,” “Ruyi Tong” and “Unicom Horizon.” We consolidated our products, tariff structure and channel resources to offer distinctive customized service packages under these four customer brands that are targeted to different market segments. We launched “Worldwind 156” GSM to offer high quality and differentiated services to mid- to high-end individual GSM cellular customers and to establish a premium brand image. We expended significant efforts in marketing the “Ruyi Tong” service, which targeted to offer mainstream cellular services to individual customers in the mass market, particularly potential new subscribers in the rural areas. We actively developed the youth and campus markets to increase the market share and improve the customer quality of our “U-Power.” We actively developed institutional and industrial customers by providing integrated telecommunications solutions to government, small- and medium-sized enterprises and customers in industries, such as agriculture, finance and capital markets, which also helped increase the influence of “Unicom Horizon” brand. In addition to the four customer brands, we offer two business brands, “uni” and “Unicom Commerce,” which are used to market our value-added services to cellular subscribers and long distance, data and Internet services to primarily institutional customers, respectively.

     Our marketing strategy utilizes our image as an integrated telecommunications service provider and leverages our comprehensive services and nationwide sales and distribution network. By using direct sales forces and sales agents for active market analysis and sales channels such as direct sales, service centers, sales outlets and large-scale chain stores, our marketing strategy can be targeted at different customer segments and adjusted timely in accordance with the demands of different markets.
     Moreover, we seek to formulate effective marketing strategies through customer relations management and analysis of customer segmentation, customer demand and consumption trends.
     Customer Segmentation: We have two main categories of customers: (i) institutional customers, comprised of mainly corporate, industry and government customers, and (ii) individual customers. We have set up dedicated sales and service departments for institutional customers, both at our headquarters and at our provincial and local branches. By focusing on certain key industries, we continued to expand our institutional customer base. By the end of 2007, the total number of our Unicom Horizon customers reached 363,000. We focus on the sales of our integrated and customized solutions to these institutional customers. For individual customers, we conduct our sales through our own service centers and the retail outlets of independent sales agents.
     Cellular services: In order to better coordinate our sales and marketing efforts in our cellular service provisions, in 2007 we separated our sales and marketing personnel and activities for our CDMA services from those for our GSM services. As a result, the sales and marketing department of our headquarters and our provincial-level branches have been separated into two independent departments for GSM and CDMA businesses, respectively. By establishing a dedicated sales and marketing team for each cellular service segment, we are able to implement more competitive and focused sales and marketing strategies in a cost-effective way. In addition, a new department — a comprehensive sales and marketing department — was established at our headquarters to supervise and coordinate the sales and marketing activities of the GSM and CDMA businesses and formulate company-wide policies and strategies in respect of sales and marketing of our cellular services and products. See “D. Risk Factors — Risks Relating to Our Business — Our CDMA and GSM businesses compete with each other in certain areas, which may adversely affect the growth and profitability of these businesses.” under Item 3.
     We promote our CDMA services by leveraging our abundant CDMA network resources and the technological advantage of CDMA 1X to provide differentiated services targeted at different market segments, including tailoring different service packages for different consumer groups. In 2007, we continued to focus on optimizing the correlation between handset subsidies and the revenue generated by the related subscribers. We centralized our purchasing of CDMA handsets to lower the entry barrier of our CDMA services caused by high handset prices and to make our CDMA services more attractive and affordable to the mass market. We have also coordinated the sourcing of certain models of CDMA handsets with SKT to accelerate the commercial launch of new models of CDMA handsets. In addition, by offering a one-stop solution for customers, based on the wireless service capacity of CDMA 1X network technology, we actively pursued integrated services marketing to promote our CDMA 1X wireless data services.
     On June 2, 2008, we, CUCL and China Telecom entered into a framework agreement to sell our CDMA business to China Telecom. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions — Proposed Disposal of CDMA Business” under Item 4.
     For our GSM services, we focused on the promotion of our brand awareness. We launched “Worldwide 156” to provide differentiated services and products targeting mid- to high-end customers and to establish a premium brand image. We also endeavored to expand the rural market and youth and campus markets through marketing “Ruyi Tong” and “U-Power” businesses. In addition, as a part of our strategy, we will focus on the development of our VAS. We will continue to increase the penetration rate of and the revenues from certain mature services, including SMS and “Cool Ringtone”. Meanwhile, we will leverage our upgraded GPRS networks in 221 Chinese cities to promote GPRS services, such as WAP, JAVA and point-to-point “Color Mail” multimedia message services.
     For our wireless VAS business, we focused on increasing the penetration rate of SMS, Cool Ringtone and wireless data services to achieve higher ARPU for our VAS business. In addition, we also plan to expand our market share in newer services such as mobile music, instant message and stock trading services.
     Recognizing the importance and the needs of our institutional customers and utilizing our advantages of being an integrated telecommunications operator, we formulated marketing strategies for our cellular services that were tailored to our institutional customers. In 2007, we continued to emphasize the development of advanced and customized industrial applications for our institutional customers. By offering industrial solutions, our business extended from the provision of basic telecommunications services to comprehensive value-added information services. For example, we expanded the CDMA IX-based applications for corporate and industrial customers in specific industries such as maritime. We introduced the “SAIC Enforcement Horizon” application which aims to offer tailored wireless services to law enforcement personnel of the SAIC. In addition, we designed a “Sales Tracker” application service for our retail store and supplier clients to timely and conveniently communicate sales information. Furthermore, we also introduced the “Logistics Horizon” application to help logistics companies more efficiently manage sales, supplies, logistics and other services.
     Long distance, data and Internet services: In 2007, we continued to focus on institutional customers, including financial institutions, large corporations, multi-national corporations, government entities and Internet service providers and Internet content providers to provide them with customized “one-stop” solutions. We fully launched “Unicom Commerce” to offer integrated telecommunications services specifically designed to cater to institutional customers’ needs. Our marketing efforts with respect to retail customers were focused on promoting profitable services and products.
     Service Bundling and Cross-Marketing: A key element of our sales and distribution strategy is to promote our strengths as a provider of a comprehensive range of integrated services. This strategy is implemented by our service centers, independent sales agents and direct sales forces, which distribute and support our various product offerings. For example, we cross-sell our long distance, data and Internet services to our cellular subscribers, as well as bundle wireless data service with voice services. In addition, based on the specific demands of our industry and institutional clients, we provide customized communications solutions by bundling Virtual Private Network, or VPN, IP telephony, “Uni-Video” broadband video-telephony and “U-Net” services under the brand “Unicom Commerce.”
     Distribution
     We have a diversified distribution network comprising of self-owned sales outlets, agent/distributor sales outlets and direct sales forces. We distribute our services to our individual customers through our self-owned sales outlets as well as other retail outlets. We distribute our services to large customers through our direct sales forces and agents. We have developed a nationwide distribution network of service centers and sales outlets, of which only a small portion are owned by us and the rest are owned by independent agents or distributors. In addition, as a part of the segregation of the sales and marketing functions for our GSM and CDMA businesses, we have reorganized our existing distribution system into two distinctive distribution systems for each of our GSM and CDMA businesses. Furthermore, we recently focused on the development of our Internet website which will function as an electronic distribution channel to provide comprehensive sales and customer services to our users.
     We generally aim to maintain a flat distribution structure, but utilize a multi-level distribution system in some service areas, in which our top-level distributors further distribute to lower level distributors and sales agents. In 2007, we further reduced the levels of such distribution system to control distribution costs. We have also set up direct distribution centers to further flatten the distribution structure in some areas. We have also established direct sales and customer service teams to conduct one-on-one sales to high-usage institutional customers. These direct sales and customer service teams’ focus is to promote our cellular, domestic and international long distance, data and Internet services as integrated telecommunications services in order to provide differentiated and comprehensive solutions for our customers. In 2007, we actively pursued cooperation opportunities with third party distribution channels to optimize our overall distribution system. In addition, we enhanced control and evaluation of third party distribution channels by strengthening the assessment of potential customer contributions.
Customer Service
     We provide specialized, differentiated and “one-stop” services to our customers, based on the customer service resources of Unicom Group. In 2006, we developed a tiered customer service system based on our service brands, and launched a uniform service brand of “Unicom 10010” to consolidate all customer service resources and unify the service standards and processing procedures adopted in our outlets, customer service centers, customer clubs and other customer service channels. Our customer service centers in each provincial service area can be accessed by our customers by dialing a nationwide hotline number “10010.” Our customer service system is a nationwide platform with provincial centers, providing customer services for all of our businesses. This system is based on the customer service centers, and also relies on other systems, including operations, billing, account management and network management. This integrated system allows us to provide personalized and diversified services through customer service representatives or automated systems, including service inquiry, billing inquiry, response to customer complaints and suggestions, service initiation and termination, payment reminder services, emergency and club membership services, to different types of customers on a 24-hour basis. Our customers can access our customer services through various means, including telephone calls, faxes, e-mails and SMSs. To better serve our customers, we provide such convenient value-added services as 10011 bill inquiry hotline, 101901 bill inquiry express line, 13010199999 international roaming service free hotline, bill payment through commercial banks, free copies of detailed statements, Internet account inquiry and a rechargeable card for all of our services. In 2007, we continued to promote the “Unicom 10010” service brand by proactively launching a series of customer service campaigns, such as “Service Year of China Unicom,” “Good Faith Services, No Hassle Consumption.” We further implemented differentiated and brand-centric customer services and strengthened customer retention through centralizing quality service resources and creating featured member service. In January 2008, the “Unicom 10010” brand name was recognized as one of the “2007 Top Ten Most Influential Brands for Customer Service in China” in the “Fourth (2007) Top Ten Most Influential Brands in China” awards jointly granted by People’s Daily, China International Brand Academy and other six agencies and associations.
     Our headquarters and provincial centers have set up hotlines for customer complaints. We also implemented a customer service responsibility system to require all levels of our branches to resolve customers’ problems within a prescribed period of time. Such a system has helped us to improve service quality and enhance our customer satisfaction. In addition, we have also analyzed our customer segments in detail, and tailored our services to the requirements of different customer segments. While we are focusing on the retention of our individual customers, we pay regular visits and provide one-on-one personalized services to our institutional customers and VIP customers and, through “customer clubs,” provide high-quality and differentiated services for high-net-worth individual customers and important institutional customers. In addition, we also promote the loyalty of these customers through our nationwide club member reward program. For mass-market customers, we offer standardized services that aim at enhancing customer experience.
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

Business Segment	Billing	Collection
Post-paid GSM and CDMA services	Centralized at the provincial level and generally by monthly billing.	Subscribers may pre-deposit their service charges with us or commercial banks or China Post that collect payment for us, make payment in person at our service centers or branches of China Post, or through commercial banks.

Pre-paid GSM and CDMA services	Centralized on our nationwide intelligent network.	Subscribers can purchase and/or recharge pre-paid cards through various channels. They can also recharge cards by telephone.

PSTN long distance telephony services	Settlement through centralized system at our headquarters with billing handled at the provincial branch level.	Subscribers mainly go to our service centers, commercial banks and branches of China Post for payment.

IP telephony services	Settlement through centralized system at our headquarters with billing for 17910 business carried out by our headquarters and 17911 by our provincial branches.	Subscribers mainly go to our service centers, commercial banks and branches of China Post for payment.

“Uni-Video” services	Centralized at our headquarters except that our Guangdong provincial branch is in charge of the billing of pre-paid subscribers to our video-telephony services in Guangdong Province.	Our corporate customers can pay either at the local service centers in the locations of the branches of such customer or at one local service center designated by the customer.

Internet services	Centralized at the provincial level. Billing methods include monthly billing, volume-based billing and billing according to contractual provisions.	Subscribers may go to our service centers, commercial banks, and branches of China Post or use the Internet for payment.

“Unicom’s Internet Plaza”	Customers of the Internet cafes either pay by membership or pay hourly rates.	N/A

Leased lines	Monthly billing in accordance with	Customers mainly pay at our service

Business Segment	Billing	Collection
	contractual provisions.	centers or at commercial banks.
     Bad Debt Controls
     Cellular Services. Post-paid subscribers must register with us before they can begin using our cellular services. Customer registration allows us to better manage customer credit. If subscribers do not pay their bills on time, we charge a late fee and will either call or send SMSs to the delinquent subscribers to remind them to pay. We generally suspend a post-paid subscriber’s account if the account is more than 30 days overdue and terminate the account if it is overdue for more than three months after that. When an account is terminated, we will seek other remedies to collect the overdue payment, including personal visits to the subscriber to collect payments or taking legal action. At the same time, we encourage our subscribers to pre-deposit service charges with us, to be deducted against charges incurred in the future, or use our pre-paid services. We have developed a customer credit management system at provincial branch level to enhance verification of the personal information of new subscribers and tighten credit control for new subscribers. We believe these measures will continue to improve our bad debt control.
     Domestic and International Long Distance Services. We actively encourage customers to use our pre-paid services. For international long distance services, we generally only provide such services after receiving certain amounts of pre-paid deposits. In addition, we perform credit checks on potential customers. For high-volume users, we open telephone banking accounts at commercial banks for such customers, set credit limits on such accounts and settle with such customers on a monthly basis. We also monitor those high-volume users on a daily basis.
     Internet services. We send e-mails to delinquent customers and use other methods to collect payment from delinquent customers using Internet services. Accounts for individual customers which are delinquent for 20 days are suspended, and such accounts will be terminated if they are delinquent for more than 40 days. For corporate customers, our actions are based on the credit history of each delinquent customer.
Research and Development
     We focus on technology innovation in coordination with our various business departments, in order to provide technical support to the development of our various businesses. In 2007, we applied for 42 new patents, which brought our total number of patents and patent application to over 100. In addition, in 2007, we won the “Special Award for Technology Innovation” given by SASAC in rewarding our technology innovation in 2004, 2005 and 2006 among all central government-owned enterprises in China.
Competition
     The Chinese telecommunications market has six providers of basic telecommunications service — China Telecom, Unicom Group, China Mobile, China Netcom, China Satcom and China Railcom — and thousands of value-added service providers. As a relatively new entrant into this highly competitive landscape, we believe the following strengths have contributed to the development and growth of our business in recent years:
•	Integrated service offerings and a uniform and advanced telecommunications network — We offer integrated cellular, domestic and international long distance, data and Internet services, and have a nationwide, uniform communications network that supports voice, data and Internet communications and allows us to provide integrated services to our customers and utilize our network resources in a cost-effective manner.

•	Unique service offerings — Through our advanced integrated network platform and the implementation of our innovative marketing strategies, we introduced “Worldwind” CDMA and GSM dual-mode cellular services and a series of value-added services such as GPRS wireless data business, CDMA 1X wireless data services, “uni” value-added services and “Unicom Horizon” industry specific services, in order to satisfy the differentiated demand of our various customer segments.

•	Advanced technologies — CDMA technology offers high bandwidth utilization, better voice quality, high data transmission capabilities, better security and lower handset radio transmitting power, and can be relatively cost-effectively and timely upgraded to 3G cellular telecommunications. We are the only provider for CDMA services in our service areas in China, and our CDMA network has been upgraded to CDMA 1X technology, which has higher data transmission capabilities. We have updated our GSM networks in 221 cities to provide GPRS services based on 2.5G technology. We believe our GSM network coverage and voice quality meet international standards. Our uniform network platform (Unione) utilizes ATM+IP technology solutions to offer quality support to our voice, data, Internet, video conference, video telephony and mobile data services.

•	Professional and quality customer service — Using the customer service resources of Unicom Group, we have built up a strong brand image in customer service that can be characterized as professional, differentiated and “one-stop” service under our uniform service brand of “Unicom 10010.”
However, the development of our business is also affected by certain competitive disadvantages, including:
•	Market position — As a relatively new entrant to the market, we are still behind certain traditional operators in such areas as market share and branding. Due to our late entry, we still need to strengthen our market position through expenditures to capture mid- to high-end customers. In addition, we are reliant on the dominant operators in terms of interconnection and settlement.

•	Financial resources — Compared to the dominant operators such as China Mobile, our capital scale is relatively small, our debt ratio is relatively high, and our share of the market revenue and profit is relatively low.

•	Network coverage and upgrade — While we have made significant improvements in network construction in recent years, network coverage in certain indoor or remote areas still needs improvement. In addition, we are still in the process of upgrading our GSM networks to launch more GPRS services in selected cities.
     Cellular Competition
     Our main competitor in the cellular communications business is China Mobile. China Mobile continues to have competitive advantages over us in brand name, market share, financial resources and network management experience. To compete with China Mobile, we continue to improve our network coverage and voice quality, enhance network quality, develop value-added services (such as our CDMA 1X wireless data services and GPRS wireless data services), improve customer service and customize our package service plans to meet our various subscribers’ specific needs. We also seek to leverage our position as a fully integrated telecommunications operator to provide “one-stop” telecommunications solutions for our subscribers. In addition, we seek to compete against China Mobile’s GPRS wireless data services by developing our CDMA 1X wireless data services, which offers such advantages as better voice quality, better security, higher data transmission rates and more comprehensive value-added wireless data services. Moreover, we have also upgraded our GSM networks in major cities to offer GPRS wireless data services to our GSM subscribers since 2007.
     Our cellular services also compete with the wireless local communications services of China Telecom and China Netcom, known as “Little Smart,” which are based on their fixed line networks and primarily utilize PHS technology. These services were previously offered primarily in small- to medium-sized cities, but have been introduced in most cities nationwide. The “Little Smart” services reportedly have attracted a substantial subscriber base in China and compete with us mostly in the lower end of the cellular market. Although many cellular users use “Little Smart” services as a supplement, rather than an alternative, to their existing cellular services, the availability of “Little Smart” services has led to a decrease in effective cellular tariffs and reduced the overall usage volume of cellular services. The main competitive advantage of “Little Smart” services is their relatively low tariff rates. However, they generally have limited network coverage and roaming capability.
     In 2007, the former Ministry of Information Industry encouraged wireless telecommunications operators to adopt the “calling-party-pays” tariff policy. In light of such regulatory initiative, we have implemented such billing arrangements in all new tariff packages offered throughout our service areas after July 1, 2007. In addition, in February 2008, the former Ministry of Information Industry and the NDRC jointly promulgated the Tariff Notice to require, among other things, unifying domestic roaming charges for calls made during domestic roaming, unifying the charges for the pre-paid and post-paid mobile subscribers, and setting different tariff caps for callers and receivers in the context of domestic roaming. See “D. Risk Factors — Risks Relating to Our Business — Our CDMA services may continue to face competition from GSM services in China.” under Item 3. Such regulatory actions may change the competitive environment of the wireless telecommunications industry in China. For example, the implementation of “calling-party-pays” billing and the reduction of roaming charges may help us improve our competitive position against “Little Smart” service providers by reducing the price advantage of such services but it may also trigger more intensified competition among cellular service providers.
     In addition, we expect that the PRC government’s decision in respect of the 3G licenses may significantly change the overall competitive environment of the PRC wireless telecommunications industry and could further intensify the competition among cellular service providers. See “D. Risk Factors — Risks Relating to Our Business — Our cellular businesses face competition from China Mobile Communications Corporation and its subsidiaries, China Telecommunications Corporation and its subsidiaries, and China Network Communications Group Corporation and its subsidiaries. Such competition may intensify and result in slower subscriber growth, lower tariffs and higher customer acquisition costs for us, which would materially adversely affect our financial condition, results of operations and growth prospects.” and “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Issuance of additional telecommunications service licenses including 3G licenses may further intensify competition in the PRC telecommunications industry and materially adversely affect our financial condition, results of operations and growth prospects.” under Item 3.
     To implement differentiated management of our CDMA and GSM businesses and foster an appropriate degree of internal competition, which we believe will be beneficial to the enhancement of our overall competitiveness, we have segregated the sales and marketing functions of the two businesses. As a result, the internal competition between the two businesses for our internal resources as well as cellular subscribers may increase. See “D. Risk Factors — Risks Relating to Our Business — The contemplated disposition of our CDMA business may not be completed” and “D. Risk Factors — Risks Relating to Our Business — Our CDMA and

GSM businesses compete with each other in certain areas, which may adversely affect the growth and profitability of these businesses.” under Item 3.
     Long Distance Telephony Competition
     China Telecom and China Netcom are the dominant providers and our primary competitors in the public switched long distance business in their respective geographic service areas. They have advantages over us in their respective geographic service areas in brand name, market share, financial resources, service area coverage, last-mile access, extensive access networks and experience in fixed line telecommunications business.
     As our network has been equipped with the latest technology and advanced features, it enables us to offer a variety of high-quality services. However, our services are hindered by our lack of fixed line telephone number resources and last-mile access.
     In recent years, the competition in the IP telephony market has been intensifying. Our IP telephony services currently face intense competition from China Telecom, China Netcom, China Mobile, China Railcom and China Satcom. Currently, China Telecom and China Netcom are the market leaders in their respective geographic service areas.
     Data and Internet Competition
     China Telecom and China Netcom are our major competitors in the data services business in their respective geographic service areas. Other competitors include China Railcom and China Satcom. While China Telecom, China Netcom, China Railcom, China Mobile, China Satcom and we are the only Internet backbone operators in China, there are many retail Internet service providers throughout China. China Telecom and China Netcom have leading positions in the Internet access market and are the largest wholesale Internet service providers in their respective geographic service areas. Our data and Internet networks have nationwide access, which offers convenience and flexibility to our institutional customers, whereas the respective networks of China Telecom and China Netcom only extend to their respective geographic service areas.
     The advanced features and design of our backbone networks allow us to provide nationwide high quality VPN services, which are specifically tailored to the high-usage corporate customers and retail Internet service providers that we target. We have also built advanced metropolitan area networks and integrated access networks that allow us to connect to major commercial buildings throughout China. We also continued to cooperate with medium- to small-sized Internet service providers and other companies that have broadband access to concentrated residential areas to expand our broadband services.
     On May 24, 2008, the MII, the NDRC and the Ministry of Finance issued a joint announcement on furthering the reform of the telecommunications industry in China. According to the joint announcement, the principal objectives of this further reform include, among others: (i) supporting the formation of three telecommunications services providers, each with nationwide network resources, comparable scale and standing, full-service capabilities and competitive strength, in order to help optimize the allocation of telecommunications resources and foster market competition; (ii) promoting homegrown innovation by telecommunications services providers; and (iii) enhancing the service capabilities and quality of, and the regulatory framework governing, the telecommunications industry. To achieve these objectives, the PRC government is encouraging the following restructuring transactions: (a) the acquisition of our CDMA business by China Telecom, (b) the merger of us and China Netcom, (c) the acquisition by China Telecom of the basic telecommunications services business currently operated by China Satcom, and (d) the acquisition by China Mobile of China Railcom.

     Pursuant to the restructuring announcement, the detailed implementation plans relating to these restructuring transactions should be carried out in accordance with customary practices in the domestic and international capital markets. In addition, according to the restructuring announcement, three 3G licenses are expected to be granted to telecommunications services providers in China after the completion of the restructuring transactions, although the timing, as well as the manner, of such issuances of 3G licenses are uncertain. Furthermore, to maintain a balanced development of the telecommunications industry, the PRC government stated that it will adopt asymmetrical regulatory measures, as necessary, over a period of time following the completion of the above restructuring transactions. The PRC government also stated that it will seek to promote the integration of telecommunications services and networks of different services providers, including the offering of roaming services across different mobile telecommunications networks. While we are currently assessing the impact that the proposed restructuring may have on us, we cannot assure you that any potential change in the competitive landscape of the telecommunications industry in the PRC would not materially and adversely affect our business, financial condition, results of operations and prospects. See “A. History and Development of the Company — Recent Developments” under Item 4 and “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects.” under Item 3.
Trademarks
     We conduct our businesses under the Unicom name and logo. Unicom Group is the registered proprietor in China of the “Unicom” trademark in English and the trademark bearing the Unicom logo. Unicom Group is also the registered proprietor of the trademark of the word “Unicom” in Chinese (“”). Unicom Group has granted us the right to use these trademarks on a royalty-free basis, and licensed us any trademark that it registers in China in the future which incorporates the word Unicom.
Regulatory and Related Matters
     The telecommunications industry in China is subject to a high degree of government regulation. The primary regulatory authority of the Chinese telecommunications industry is the MII, established in 2008 as a new ministry under the PRC State Council and the successor of the former Ministry of Information Industry. The State Council, the NDRC, the Ministry of Commerce (formerly, the Ministry of Foreign Trade and Economic Cooperation) and other governmental authorities also maintain regulatory responsibilities over certain aspects of the Chinese telecommunications industry.
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
     The MII is in the process of drafting a telecommunications law that, once adopted by the National People’s Congress, will become the basic telecommunications statute and provide the principal legal framework for telecommunications regulations in China. It is currently uncertain when the law will be adopted and become effective. See “Risks Relating to the Telecommunications Industry in China — The proposed telecommunications law and the recent change in the regulatory authority of the PRC telecommunications industry may introduce new regulatory initiatives.” under Item 3.
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
     Entry into the Industry
     The Telecommunications Regulations adopt the existing regulatory distinction between basic and value-added telecommunications services. An addendum to the Telecommunications Regulations sub-categorizes basic and value-added telecommunications services. In February 2003, the former Ministry of Information Industry revised the addendum to the Telecommunications Regulations; and the revised addendum took effect in April 2003. Basic telecommunications services include, among others, fixed line local and domestic long distance telephony services, international telecommunications services, IP telephony services, mobile voice and data services, Internet and other public data transmission services, lease or sale of network elements, and paging services. Value-added telecommunications services include, among others, e-mail, voice mail, electronic data interchange, Internet access, Internet content and video conferencing services.
     The former Ministry of Information Industry promulgated Measures on the Administration of Telecommunications Business Licenses, which took effect on January 1, 2002. Those rules apply to the application for, examination and approval of, telecommunications business licenses in China. Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces, autonomous regions and municipalities in China must apply for licenses from the MII. Licenses for basic telecommunications services will be granted through a tendering process.
     After its accession to the WTO in December 2001, China promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, effective on January 1, 2002, implementing its commitments to the WTO. Those commitments include the gradual reduction of foreign ownership restrictions in the telecommunications industry and the step-by-step opening of the telecommunications market in China to foreign operators. However, the presence or absence of foreign investments in an applicant for telecommunications licenses will presumably bear no direct relation to the decision on whether to issue licenses, inasmuch as the issuance of new licenses is governed by a separate set of rules and regulations. In recent years, China gradually fulfilled the market-opening commitments it made to the WTO and lifted many restrictions for foreign investors and service providers in respect of telecommunications services. The remaining restrictions regarding mobile services, value-added telecommunications services and fixed line services are as follows.
•	For mobile voice and data services:
•	there is no longer any geographic restriction and the foreign ownership shall be no more than 49%.
•	For value-added telecommunications services:
•	there is no longer any geographic restriction and the foreign ownership shall be no more than 50%.
•	For fixed line services:
•	there is no longer any geographic restriction and the ownership shall be no more than 49%.
     Spectrum and Network Number Resources
     The MII allocates all telecommunications-related frequencies, including those used in cellular, paging and microwave operations. The 800 MHZ, 900 MHZ and 1,800 MHZ frequency bands have been reserved for mobile cellular applications. The frequency assigned to a telecommunication operator may not be leased or transferred without obtaining the approval of the MII.
     Since July 1, 2002, the former Ministry of Information Industry and the MII has made some adjustments to the standard spectrum usage fees to be charged to telecommunications network operators and the specific fee standards are as follows: (i) for the nationwide GSM network frequency, an annual rate of RMB15 million per MHz of frequency, to be charged progressively over a period of three years, i.e., 50% for the first year; 75% for the second year and 100% for the third year and years thereafter; (ii) for the nationwide CDMA network frequency, an annual rate of RMB15 million per MHz of frequency, to be charged progressively over a period of five years, i.e., 20% for the first year; 40% for the second year; 60% for the third year; 80% for the fourth year and 100% for the fifth year and thereafter and (iii) for any local telecommunications network frequency, an annual rate of RMB1.5 million per MHz of frequency for each province. The aggregate fees we paid for frequency usage amounted to approximately RMB590 million and RMB612 million in 2006 and 2007, respectively.
     The MII is also responsible for the administration of telecommunication network number resources within China, including cellular network numbers and subscriber numbers. In January 2003, it issued the Administrative Rules for Telecommunications Network Numbers, which took effect on March 1, 2003. According to these rules, the telecommunications network number resources are properties of the PRC government, and the use of number resources by any telecommunications operator is subject to the approval of MII. Users of number resources, including us, are required to pay a usage fee to the PRC government. The rules also provide for procedures for application for the use, upgrade and adjustment of number resources by telecommunications operators.
     In December 2004, the former Ministry of Information Industry, the Ministry of Finance and the NDRC jointly issued the Provisional Administrative Measures with respect to the Collection of the Usage Fee of Telecommunications Network Number Resources, under which telecommunications companies are required to pay a usage fee to the PRC government by the 10th day of the first month of each quarter starting from 2005. Under these provisional measures, mobile telecommunications companies are required to pay an annual usage fee of RMB12 million for each cellular network number. In addition, we are also required to pay usage fees for certain other network numbers. The usage fees we paid for network numbers totaled RMB44.62 million and RMB42.88 million in 2006 and 2007, respectively.
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
     In December 2000, the former Ministry of Information Industry, the former State Development Planning Commission and the Ministry of Finance jointly issued a tariff adjustment circular, which provides for tariff adjustments for a wide range of telecommunications services. Effective from February 21, 2001, we have adopted these government tariff adjustments.
     In June 2001, the Ministry of Finance and the former Ministry of Information Industry jointly issued a circular to revoke certain fees including one-time installation fees charged to the fixed line telephone users and one-time activation fees charged to the cellular subscribers.
     In June 2004, the former Ministry of Information Industry and the NDRC jointly issued a notice aimed at further strengthening the regulatory oversight of telecommunications tariffs. The notice requires telecommunications services providers to strengthen their internal control and management of tariff setting activities. Specifically, the notice requires services providers to strictly comply with the relevant government regulations relating to the procedures for the approval and registration of telecommunications tariffs.
     In August 2005, the former Ministry of Information Industry and NDRC jointly issued a notice stipulating that, with the exception of IP telephony services, maximum charges for many telecommunications services may not exceed the current level of charges.
     In September 2006, the former Ministry of Information Industry issued a notice stipulating that the telecommunications operators shall be responsible for the accuracy of the fees to be charged and collected for the wireless information services. In providing the wireless information services, the telecommunications operators shall respect users’ choice and information rights and treat users in a fair manner.
     Since 2007, the former Ministry of Information Industry and the MII has encouraged wireless telecommunications operators to adopt the “calling-party-pays” tariff policy. In light of this regulatory initiative, we have implemented such billing arrangements in all new tariff packages offered throughout our service areas after July 1, 2007.

     On February 13, 2008, the former Ministry of Information Industry and the NDRC jointly promulgated the Notice in Relation to Reduction of Tariff Cap for Domestic Mobile Roaming Services, or the Tariff Notice. According to the Tariff Notice, we are required to adjust our then effective mobile roaming charges where necessary to comply with the following new requirements:
•	unifying domestic roaming charges with charges for long distance calls made during domestic roaming;

•	unifying the charges for pre-paid and post-paid mobile subscribers;

•	setting different tariff caps for callers and receivers in the context of domestic mobile roaming, with the tariff cap for callers being set at RMB0.6 per minute and the tariff cap for receivers being set at RMB0.4 per minute; and

•	abolishing the additional charge for use of the long distance network in the context of domestic roaming.
     The Tariff Notice requires telecommunication companies in China to upgrade their existing billing system in order to comply with the above new requirements by March 1, 2008, which can be extended to May 1, 2008 for the reasons of technical difficulties during system upgrade.
     In addition, on February 14, 2008, the former Ministry of Information Industry promulgated the Guidelines for Regulating Telecommunication Services Tariff Schemes, or the Guidelines, to encourage the PRC telecommunication operators to provide multiple tariff schemes for customers. The Guidelines also specify that the number of such tariff schemes provided by a telecommunication operator should be limited to ten for a single service area. In addition, the Guidelines encourage telecommunication operators to simplify their tariff structure.
     On May 24, 2008, the MII, the NDRC and the Ministry of Finance of the PRC jointly issued the “Announcement on Deepening the Reform of the Structure of the Telecommunications Sector.” See “A. History and Development of the Company — Recent Developments” under Item 4 “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects.” under Item 3.
     Interconnection Arrangements
     On October 28, 2003, the former Ministry of Information Industry issued regulations on interconnection and settlement arrangements, which superseded the provisional regulations on interconnection and settlement arrangements issued by the former Ministry of Information Industry in 1999 and 2001, respectively. The regulations contain specific provisions regarding, among other things, revenue sharing methods and settlement mechanisms and interconnection agreements among telecommunications service providers. The Telecommunications Regulations reaffirmed the obligations of dominant telecommunications operators in China to provide interconnection with other operators. We have entered into interconnection and settlement agreements with China Telecom, China Netcom, China Mobile and China Railcom that implement the regulatory requirements. On November 14, 2007, the former Ministry of Information Industry amended and issued the new regulations on interconnection settlement arrangements for Internet exchange centers, which reduced the standard monthly settlement tariff for Internet exchange centers from approximately RMB2,000/Mbps per month to RMB1,000/Mbps per month. These regulations are intended to improve the regulatory environment of the Internet business and competition and we may save our interconnection cost due to the reduced tariff resulted from such regulations.

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

Network from	Network at
which calls originated	which calls terminated	Settlement Arrangement

Unicom’s cellular network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of such fixed line operators	(1) Unicom collects the domestic long distance tariff and local call tariff from its subscribers
(2) Unicom keeps RMB0.06 per minute and pays the rest of the domestic long distance tariff to fixed line operators

Unicom’s cellular network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of Unicom	(1) Unicom collects the domestic long distance tariff and local call tariff from its subscribers
(2) Unicom pays RMB0.06 per minute to fixed line operators, and keeps the rest of the domestic long distance tariff

Fixed line operators’ public fixed line network at area A	Unicom’s cellular network at area B, if through the long distance network of Unicom	(1) Fixed line operators collect the domestic long distance tariff from their subscribers (2) Fixed line operators keep RMB0.06 per minute and pay the rest to Unicom

Fixed line operators’ public fixed line network at area A	Unicom’s cellular network at area B, if through the long distance network of such fixed line operators	(1) Fixed line operators collect the domestic long distance tariff from their subscribers (2) Fixed line operators pay RMB0.06 per minute to Unicom and keep the rest

Fixed line operators’ public fixed line network at area A	Fixed line operators’ public fixed line network at area B, if through the long distance network of Unicom	(1) Fixed line operators on the originating end collect the domestic long distance tariff from their subscribers
(2) Fixed line operators keep RMB0.06 per minute and pay the rest to Unicom
(3) Unicom then pays RMB0.06 per minute to fixed line operators on the receiving end

Network from	Network at
which calls originated	which calls terminated	Settlement Arrangement
Unicom’s cellular network at area A	China Mobile’s cellular network at area B, if through the long distance network of China Mobile	(1) Unicom collects the domestic long distance tariff and local call tariff from its subscribers
(2) Unicom keeps RMB0.06 per minute and pays the rest of the domestic long distance tariff to China Mobile

China Mobile’s cellular network at area A	Unicom’s cellular network at area B, if through the long distance network of Unicom	(1) China Mobile collects the domestic long distance tariff and local call tariff from its subscribers
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

Network from which	Network at which
calls originated	calls terminated	Settlement Arrangement

Unicom’s cellular network at area A	Other operators’ public telecommunications network at area B (if through Unicom’s IP telephony network)	(1) Unicom collects the IP telephony long distance charges and local call tariff from its subscribers (2) Unicom pays RMB0.06 per minute to other operators on the receiving end

Other operators’ public telecommunications network at area A	Other operators’ public telecommunications network at area B (if through Unicom’s IP telephony network)	(1) Unicom collects the IP telephony long distance charges from its subscribers
(2) Unicom pays RMB0.06 per minute to other operators on the receiving end
(3) No settlement between Unicom and other operators on the originating end
     For all interconnection services, we are required to pay the interconnection fees regardless of our ability or inability to collect the tariff from our subscribers. The fixed line operators are required to pay interconnection fees regardless of their ability or inability to collect the tariff from their subscribers, except for the interconnection by fixed line subscribers calling our cellular subscribers in the same region where no interconnection fee will be charged. Interconnection charges are accrued on a monthly basis based on the actual call volume and applicable tariff rate.
     Technical Standards
     The MII sets industry technical standards for the Chinese telecommunications industry. Most of the standards set by the MII conform to the standards recommended by the International Telecommunications Union and other international telecommunications standards organizations. In January 2006, the former Ministry of Information Industry issued the technical standards for TD-SCDMA, a 3G mobile telephony technology. In May 2007, the former Ministry of Information Industry released the technical standards for two additional 3G technologies, WCDMA and CDMA2000. In cases where the MII has not set certain industry technical standards, we set our own enterprise technical standards. The MII also requires all network operators in China to purchase only telecommunications equipment certified by the MII, including cellular and paging equipment, radio equipment and interconnection terminal equipment.
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
     The MII has required major Chinese telecommunications service providers, including Unicom Group, to participate in a project to provide telecommunications services in a number of remote villages in certain designated provinces in China as transitional measures prior to the formalization of a universal service obligation framework. In participating in this project, Unicom Group undertook the universal service obligation to extend telecommunications service coverage to all administrative-level villages from 2004 to 2007 primarily through its CDMA and satellite transmission networks. Currently, with our assistance, Unicom Group is further extending telecommunications service coverage to natural villages in remote areas in China as designated by the MII. We have been assisting Unicom Group in providing mobile telecommunications services to these remote villages and are responsible for the operation and maintenance of the relevant network facilities in our service areas.
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
     Others
     As a company with substantially all of our operations in China, we, along with our controlling shareholder, Unicom Group, are subject to various regulations of the PRC government in addition to those regulating the telecommunications industry. PRC regulatory authorities, such as the State Bureau of Taxation, National Audit Office, SAIC and local price bureaus, exercise extensive control over various aspects of our businesses and conduct various regular inspections, examinations and/or audits on us and Unicom Group. As required by the relevant PRC laws and regulations, Unicom Group, as one of the key State-owned enterprises under the direct supervision of the SASAC, is also subject to routine audits by the National Audit Office, or the NAO, including the senior management departure audit which involves a mandatory review by the NAO of the economic responsibilities of a departing senior management member of Unicom Group.
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
C. Organizational Structure
     We are incorporated in Hong Kong and as of May 31, 2008, we were 71.18% owned by Unicom BVI, which was 17.90% owned by Unicom Group and 82.10% owned by the A Share Company, which in turn was 60.74% owned by Unicom Group and 39.26% owned by public shareholders and other shareholders and we were 6.59% owned by SKT. See “A. History and Development of the Company” under Item 4. Set forth below are details of our significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership Interest
China Unicom Corporation Limited	China	100%
China Unicom International Limited	Hong Kong	100%
China Unicom (Macau) Company Limited	Macau	100%
Unicom Huasheng Telecommunications Technology Company Limited	China	99.5% (held through CUCL)

     On June 2, 2008, our board of directors and the board of directors of China Netcom jointly announced proposals of a merger of us and China Netcom by way of a scheme of arrangement of China Netcom under Hong Kong laws. Our shareholding structuring will be substantially changed. See “A. History and Development of the Company — Recent Developments — Proposed Merger between Us and China Netcom by Way of a Scheme of Arrangement” under Item 4.
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
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
     You should read the following discussion and analysis together with the selected financial data set forth in Item 3 and the consolidated financial statements included in this annual report. The financial statements have been prepared in accordance with HKFRS, which differ in certain respects from US GAAP. Note 38 to the consolidated financial statements summarizes the nature and effects of significant differences between HKFRS and US GAAP as they relate to our financial statements and provides a reconciliation to US GAAP of our net income and shareholders’ equity. In addition, Note 38 to our consolidated financial statements includes our condensed consolidated financial information prepared and presented in accordance with US GAAP for the relevant periods. Our consolidated financial statements present, and the discussion and analysis under this Item 5 pertain to, our consolidated financial position and results of operations as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007, respectively.
     As a result of our acquisition of Unicom Guizhou on December 31, 2007, our consolidated financial statements as of and for the years ended December 31, 2005 and 2006 have been restated to reflect the results of operations of Unicom Guizhou (which was merged into CUCL in 2007). See “Acquisitions of Unicom New Century, Unicom New World, Unicom International and Unicom Guizhou and the Sale of Guoxin Paging” below.
Overview
     We are an integrated provider of telecommunications services in China and offer a comprehensive range of telecommunications services, including the following, which also constitute our major operating segments:
•	GSM cellular service in 22 provinces, 5 autonomous regions and 4 municipalities;

•	CDMA cellular service in 22 provinces, 5 autonomous regions and 4 municipalities of China and in Macau;

•	domestic and international long distance service and other related services nationwide in China; and

•	data and Internet and other related services nationwide in China.
     The table below sets forth revenue from our major businesses and the respective percentage of our total revenue in 2005, 2006 and 2007.

	For the year ended December 31,
	2005		2006		2007
	RMB in	% of Total	RMB in	% of Total	RMB in	% of Total
	millions	Revenue	millions	Revenue	millions	Revenue

Total revenue	88,038	100.0%	95,347	100.0%	99,539	100.0%
Total service revenue	85,179	96.8%	91,093	95.5%	94,639	95.1%
GSM	52,618	59.8%	59,882	62.8%	62,775	63.1%
CDMA	28,089	31.9%	27,876	29.2%	27,730	27.9%
Long distance revenue	1,472	1.7%	1,015	1.1%	1,508	1.5%
Data and Internet revenue	3,000	3.4%	2,320	2.4%	2,626	2.6%
Sales of telecommunications products	2,859	3.2%	4,254	4.5%	4,900	4.9%

(1)	The adoption of HKFRS on January 1, 2005 resulted in changes in certain accounting policies which have been reflected in the financial statements either in accordance with the transitional provisions in the applicable accounting standards, or to the extent there are no transitional provisions, applied retrospectively. Accordingly, the comparative financial data prior to January 1, 2005 presented herein was restated, as applicable, in 2005 to conform to the changed accounting policies.
     Our service revenue comes primarily from the following:
•	Usage fees for our GSM, CDMA, long distance and data and Internet services, including, for our cellular subscribers, roaming-out fees for calls made by them outside their local service areas. We recognize usage fee revenue when the service is rendered.

•	Monthly fees, of fixed amounts, charged to certain of our GSM, CDMA, data and Internet subscribers for access to the relevant service. We recognize monthly fee revenue in the month during which the services are rendered.

•	Value-added service revenue from the provision of value-added services, such as short message services, personalized ring-back tone services, CDMA 1X wireless data services and certain receptionist services to subscribers. We recognize the value-added service revenue when services are rendered.

•	Interconnection revenue from other telecommunications operators, including Unicom Group, for calls made from their networks to our networks. We recognize interconnection revenue when the relevant calls are made by subscribers.

•	Rental income from leases of transmission lines on our networks and indefeasible rights of use, or IRU, to Unicom Group, business customers and other telecommunications carriers in China. We recognize leased line rental revenue on a straight-line basis over the relevant lease term, except for the lease of specific and identified network assets that transfer substantially all the risks and rewards incidental to ownership to the lessee, which is recognized as capacity sales.
     Along with the continued growth of China’s telecommunications industry, particularly in the cellular communications sector, our total revenue in 2007 increased by 4.4% from 2006. This increase was primarily the result of the continued growth in revenue of our GSM cellular business. Service revenue from our cellular businesses has increased from RMB91.09 billion in 2006 to RMB94.64 billion in 2007, representing a growth of 3.9%.
     The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2005, 2006 and 2007.

	For the year ended December 31,
	2005		2006		2007
	RMB in	% of Total	RMB in	% of Total	RMB in	% of Total
	millions	Revenue	millions	Revenue	millions	Revenue

Total revenue	88,038	100.0%	95,347	100.0%	99,539	100.0%
Costs and expenses	80,945	91.9%	88,782	93.1%	86,584	87.0%
Leased line and network capacities	8,900	10.1%	8,943	9.4%	9,135	9.2%
Interconnection charges	8,436	9.6%	9,671	10.1%	10,907	11.0%
Depreciation and amortization	20,635	23.4%	22,686	23.8%	22,677	22.8%
Employee benefit expenses	5,653	6.4%	6,681	7.0%	7,140	7.2%
Selling and marketing	20,795	23.6%	19,571	20.5%	19,681	19.8%
General, administrative and other expenses	11,855	13.4%	13,543	14.2%	14,639	14.5%
Cost of telecommunications products sold	3,674	4.2%	4,915	5.2%	5,032	5.1%
Finance costs	1,133	1.3%	660	0.7%	(87)	-0.1%
Unrealized/realized loss on changes in fair value of derivative component of the convertible bonds	—	0.0%	2,397	2.5%	569	0.6%
Interest income	(101)	-0.1%	(264)	-0.3%	(186)	-0.2%
Other gains, net	(35)	0.0%	(21)	0.0%	(2,923)	-2.9%
Income before income tax	7,093	8.1%	6,565	6.9%	12,955	13.0%
     Our major costs and expenses include the following:
•	Depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets;

•	Selling and marketing expenses, including commissions, promotion and advertising expenses, amortization of capitalized customer acquisition costs of certain CDMA contractual subscribers, direct incremental costs for activating GSM and CDMA subscriber services and customer retention costs;

•	General, administrative and other expenses, primarily including operating lease expenses, repair and maintenance costs and provision for doubtful debts. Other components of general, administrative and other expenses include utilities, general office expenses and travel expenses;

•	Leased line and network capacities charges, representing lease expenses for transmission capacity from other operators and CDMA network capacities from Unicom Group;

•	Interconnection expenses, representing amounts paid to other operators, including Unicom Group, for calls from our networks to their networks and for calls made by our subscribers roaming in their networks;

•	Employee benefit expenses, representing staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes and housing benefits, share-based compensation costs amortized over the vesting period of share options;

•	Costs of telecommunications products sold; and

•	Unrealized/realized loss on changes in fair value of derivative component of the convertible bonds.
     As we continue to aim to strengthen management, integrate our businesses and control costs to achieve greater overall efficiency, total costs and expenses, including financial gains/costs, interest income and other gains (net), as a percentage of total revenue in 2007, was 87.0%, representing a decrease of 6.1% from that in 2006.
Acquisitions of Unicom New Century, Unicom New World, Unicom International and Unicom Guizhou and Sale of Guoxin Paging
     In December 2002, we acquired from Unicom Group the GSM cellular assets and businesses and CDMA businesses of Unicom New Century in the following six provinces, two autonomous regions and one municipality in China: Sichuan, Heilongjiang, Jilin, Henan, Jiangxi, Shaanxi, Chongqing, Guangxi and Xinjiang. The total purchase price was approximately HK$4.91 billion, payable in cash. On July 30, 2004, Unicom New Century was merged into CUCL and legally dissolved upon the completion of such merger.
     In December 2003, we acquired from Unicom Group the GSM cellular assets and businesses and CDMA businesses of Unicom New World in the following nine provinces and autonomous regions in China: Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia Hui and Xizang autonomous regions. The total purchase price was approximately HK$3.01 billion, payable in cash. On the same date, we also completed the sale of the entire equity interests of Guoxin Paging to Unicom Group for a total sale price of approximately HK$2.59 billion, and such proceeds were applied to our general working capital. On September 1, 2005, Unicom New World was merged into CUCL and legally dissolved upon the completion of such merger.
     In September 2004, we completed the acquisition from Unicom Group of Unicom International, a limited liability company established in Hong Kong engaging in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services in Hong Kong and the United States. The total purchase price was approximately HK$37.5 million, payable in cash.
     On December 31, 2007, CUCL completed acquisition from Unicom Group of Unicom Guizhou. The total purchase price was RMB880 million, payable in cash.
     Prior to the adoption of HKFRS in 2005, we adopted the purchase method to account for our prior acquisitions from Unicom Group of Unicom New Century, which became effective on December 31, 2002, Unicom New World, which became effective on December 31, 2003, and Unicom International, which became effective in September 2004 in accordance with the original HK SSAP 27 “Accounting for Group Reconstructions” under the previous HK GAAP because the requirement of the Hong Kong Companies Ordinance as the criteria for applying merger accounting under the HK SSAP 27 was not satisfied. Under the purchase method, our consolidated financial statements incorporate the results of operations of Unicom New Century, Unicom New World and Unicom International only from the effective dates of the respective acquisitions. The differences between the cost of the acquisitions and the fair value of the identifiable assets and liabilities acquired was recognized as goodwill or negative goodwill, which were amortized on a straight line basis over its beneficial life or the remaining weighted average useful life of the acquired identifiable non-monetary assets. We ceased the amortization of goodwill from January 1, 2005 upon the adoption of HKFRS and the accumulated amortization as of December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill. We also derecognized the negative goodwill previously recognized on or prior to January 1, 2005, with a corresponding adjustment to the opening balance of retained earnings. Starting from January 1, 2005, we no longer amortize goodwill but test it for impairment on an annual basis or when there is indication of impairment.
     Upon adoption of HKFRS in 2005, we used merger accounting to account for business combination of entities and businesses under common control in accordance with AG5. On December 31, 2007, CUCL, our wholly-owned operating subsidiary, acquired Unicom Guizhou from Unicom Group. Since Unicom Guizhou and our company were both under the common control of Unicom Group prior to and after such transaction, such transaction is considered as a business combination of entities and businesses under common control, and has been accounted for using merger accounting in accordance with the AG5. The acquired assets and liabilities in connection of Unicom Guizhou are stated at historical costs, and are included in the consolidated financial statements included in this Annual Report on Form 20-F as if Unicom Guizhou had always been part of our company. As a result, the 2003, 2004, 2005 and 2006 comparative figures in the consolidated financial information included in this annual report have been restated accordingly. This accounting treatment under the HKFRS did not differ from that of under US GAAP.
     Under US GAAP, the acquisitions of Unicom New Century, Unicom New World, Unicom International and Unicom Guizhou are accounted for as a transfer of businesses under common control. Under this method, the acquired assets and liabilities are accounted for at their historical costs under US GAAP and the consolidated financial statements prepared under US GAAP for all periods presented are retroactively restated as if Unicom New Century, Unicom New World, Unicom International and Unicom Guizhou had always been part of our company since inception. This method is reflected in the significant differences between HKFRS and US GAAP in respect of all the above acquisitions, except for Unicom Guizhou, provided in Note 38 to our consolidated financial statements.
Critical Accounting Policies
     The preparation of our financial statements and this annual report requires us to make estimates and judgments that affect the reported and disclosed amounts of assets and liabilities, including contingent assets and liabilities, as of the relevant dates and revenue and expenses for the relevant periods. We have identified the accounting policies and estimates below as critical to our business operations and an understanding of our results of operations and financial position. The impact and any associated risks related to these policies on our business operations are discussed throughout this Item 5 where such policies affect our reported and expected financial results. For a discussion of the application of these and other accounting policies, see Note 4 to our consolidated financial statements included in this annual report. There can be no assurance that actual results will not differ from those estimates and assumptions.
      Capitalization of CDMA Customer Acquisition Costs
     We have been operating the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, we have offered certain promotional packages. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use during the specified contract period ranging from six months to two years. In return, the subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given to them for their use. In addition, to secure contract performance, these subscribers are required under their contracts to (i) prepay certain amounts of service fees or deposits, (ii) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (iii) provide a guarantor who will compensate us for any loss in the event of the subscriber’s non-performance of related contractual obligations.
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
     We determined the accounting policy for capitalization of customer acquisition costs of contractual CDMA subscribers after a careful evaluation of specific facts and circumstances, and believe that the capitalization of such costs is appropriate because future economic benefits are expected to be received by us in the form of future contractual revenues, taking into consideration (i) the historically high ARPUs and low churn rate, and low default or bad debt rates of these subscribers; (ii) our established procedures in and the relative low cost of enforcement of contracts in default; and (iii) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.
     Therefore, we believe that the customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalization and amortization of these customer acquisition costs is an appropriate accounting policy. Furthermore, we continuously assess and evaluate the recoverability of these customer acquisition costs, based on detailed review of historical subscriber churn rates and estimated default rate. Based on our current assessment and evaluation, we believe that the carrying amounts of the deferred customer acquisition costs as of December 31, 2005, 2006 and 2007 could be recovered.
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
     We understand that the accounting treatment for similar promotional packages or multiple-element arrangements of certain major American and European telecommunication operators are different from ours. The accounting policy applied by many of these telecommunication operators is to allocate total revenue from the multiple-element arrangement to two elements, i.e., the handset and service fees, based on their relative fair value. The revenue and costs of the handset are recognized upfront upon the sales of the handset.
     If the revenue and costs of the CDMA handsets of our promotional packages were to be recognized upfront and the deferred subscriber acquisition costs would not have been amortized over the term of the service contract, for the years ended on December 31, 2005, 2006 and 2007, our CDMA business service revenue would decrease by approximately RMB4.00 billion, RMB2.88 billion and RMB2.64 billion, respectively, our sales of telecommunications products would increase by approximately RMB2.80 billion,

RMB2.28 billion and RMB3.09 billion, respectively, our amortization of CDMA customer acquisition costs of CDMA contractual subscribers which is recorded in “selling and marketing” would decrease by approximately RMB6.07 billion, RMB4.38 billion and RMB4.00 billion, respectively, and our cost of telecommunications products sold would increase by approximately RMB4.28 billion, RMB3.44 billion and RMB4.68 billion, respectively. Our income before income tax would increase by RMB0.59 billion and RMB0.34 billion for the years ended December 31, 2005 and 2006, respectively, but would decrease by RMB0.23 billion for the year ended December 31, 2007. Our net income, after taking into consideration the statutory tax rate at 33%, would increase by approximately RMB0.39 billion and RMB0.23 billion for the years ended December 31, 2005 and 2006, respectively, but would decrease by RMB0.16 billion for the year ended December 31, 2007. Each of our basic and diluted earnings per share would increase by approximately RMB0.03 and RMB0.02 for the years ended December 31, 2005 and 2006, respectively, but would decrease by RMB0.01 for the year ended December 31, 2007.
      Recognition of Upfront Non-refundable Revenue and Direct Incremental Costs
     We defer and amortize upfront non-refundable revenue, including connection fees and activation fees of SIM cards or UIM cards, from our GSM and CDMA cellular subscribers over the expected customer service period. Accordingly, the related direct incremental costs of acquiring GSM and CDMA subscribers and activating GSM and CDMA subscriber services, including costs of SIM or UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are also capitalized and amortized over the same expected customer service period. We only capitalize costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statement of income immediately.
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
     The weighted average customer service period of our GSM and CDMA cellular business based on our current estimate after considering the prevailing market environment is approximately 3 years from January 1, 2007 onwards, compared to our estimate of 4 years in 2006 and 2005. The effects of the change of our estimate in expected weighted average customer service periods is to decrease each of the deferred revenue and other assets by approximately RMB506 million as of December 31, 2007 and increase each of the amortization of deferred revenue and the amortization of other assets by approximately RMB506 million for the year ended December 31, 2007.
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
     On March 24, 2005, we entered into the 2005 CDMA Lease with Unicom Group and Unicom New Horizon to replace the Old CDMA Leases. Key terms of the 2005 CDMA Lease, including exclusive operating rights and purchase option, are substantially similar to those contained in the Old CDMA Leases except that the 2005 CDMA Lease has an initial term of two years and the lease fee of the CDMA Network is to be determined on the basis of the audited CDMA service revenue. Given that the uncertainties continued, we considered at that time the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Group and Unicom New Horizon, and concluded the leasing of the CDMA network was an operating lease.
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
provided, that the annual lease fee of the CDMA network shall not be less than a certain minimum level, or the Minimum Lease Fee, regardless of the amount of CDMA service revenue for that year. The Minimum

Lease Fee for 2007 shall be 90% of the total amount of lease fee paid by us to Unicom New Horizon for 2006 pursuant to the 2005 CDMA Lease. The Minimum Lease Fee for 2008 shall be 90% of the total amount of lease fee paid by us to Unicom New Horizon for 2007 pursuant to the 2006 CDMA Lease. The level of lease fee under the 2006 CDMA Lease has been set by reference to our view of the industry trends, including factors such as CDMA subscribers and average revenue per user per month levels.
     At the inception of the 2006 CDMA Lease, we believe the uncertainties of the CDMA business continue to exist, particularly due to (i) the fact that the service revenue of CDMA business was stagnant; (ii) the uncertainty of the future success of CDMA business arising from intense market competition; and (iii) the uncertainty in the future changes in technology, technological standards and government regulatory environment. Moreover, in 2007, we were still unable to determine whether to renew the lease after the extended lease term expires on December 31, 2008 or whether to exercise the purchase option. As a result, we considered the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Group and Unicom New Horizon, and have concluded the leasing of the CDMA network should still be accounted for as an operating lease.
     At the beginning of each future lease term, we will reassess the appropriate classification based on the relevant factors and circumstances at that time. Based on the above accounting judgment made, the operating lease expense for the leasing of the CDMA network has been recorded in the statement of income, and the carrying values of the CDMA assets and the related liabilities have not been reflected in the balance sheets. For the years ended December 31, 2005, 2006 and 2007, we recorded CDMA network capacity lease expense of approximately RMB8.08 billion, RMB8.26 billion and RMB8.38 billion, respectively, under the leased lines and network capacities in the statement of income.
     On June 2, 2008, we, CUCL and China Telecom entered into a framework agreement to sell our CDMA business to China Telecom. We have been notified by Unicom Group that, on June 2, 2008, Unicom Group, Unicom New Horizon and China Telecommunications Corporation entered into a framework agreement, which sets out the key terms and conditions on which Unicom Group and Unicom New Horizon will sell their CDMA cellular telecommunications network, to China Telecommunications Corporation. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions — Proposed Disposal of CDMA Business” under Item 4.
      Convertible Bonds
     On July 5, 2006, we issued the zero coupon convertible bonds with an aggregate principal amount of USD1 billion. The three-year convertible bonds were issued with a conversion price of HKD8.63 and will mature on July 5, 2009. As the functional currency of us is RMB, the conversion option of the convertible bonds denominated in Hong Kong Dollars will not result in settlement by the exchange of a fixed amount of cash in RMB for a fixed number of our shares. Under HKFRS, in accordance with the requirements of HKAS 39, Financial Instruments — Recognition and Measurement, the convertible bonds contract must be separated into two component elements: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bond.
     The embedded conversion option of the convertible bonds had been separated from the host debt contract and accounted for as a derivative liability carried at fair value on the balance sheet with any changes in fair value being charged or credited to the statement of income in the period when the change occurred. The remainder of the proceeds was allocated to debt element of the convertible bonds, net of transaction costs, and was recorded as the liability component. The liability component was subsequently carried at amortized cost until extinguished on conversion or redemption. Interest expense was calculated using the effective interest method by applying the effective interest rate to the liability component through the maturity date. If the convertible bonds were converted, the carrying amounts of the derivative and liability components were transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds were redeemed, any difference between the amount paid and the carrying amounts of both components was recognized in the statement of income.
     The fair value of the conversion option which was not traded in an active market is determined by using valuation techniques. We use our judgment to select an appropriate valuation method and make assumptions that are mainly based on market conditions existing at each balance sheet date. The valuation model requires the input of subjective assumptions, including the volatility of share price, stock closing price, dividend yield, risk-free rate, and expected option life. Changes in subjective input assumptions can materially affect the fair value estimate. For the year ended December 31, 2006, we recognized an unrealized loss of approximately RMB2.40 billion resulting from changes in the fair value of the derivative component in respect of the convertible bonds. The convertible bonds with carrying value of approximately RMB10.82 billion as of August 20, 2007 were fully converted into 899,745,075 ordinary shares of HK$0.10 each of the Company. The share conversion resulted in an increase in share capital and share premium of approximately RMB0.09 billion and RMB10.73 billion, respectively. Prior to conversion, the change in the fair value of the conversion option from December 31, 2006 to August 20, 2007 resulted in a fair value loss of approximately RMB0.57 billion, which has been recorded in the “Realised/unrealised loss on changes in the fair value of derivative component of convertible bonds” in the statement of income for the year ended December 31, 2007.
      Depreciation on Property, Plant and Equipment
     Depreciation on our property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to residual values over the estimated useful lives. We review the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from property, plant and equipment. We use estimates of useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expense may be adjusted. The cost or revalued amount and accumulated depreciation on property, plant and equipment as of December 31, 2007 amounted to RMB231.06 billion and RMB114.90 billion, respectively, as compared to RMB208.35 billion and RMB95.55 billion, respectively, as of December 31, 2006.
      Impairment of Non-current Assets
     At each balance sheet date, we perform a review of internal and external sources of information to identify indications that our non-current assets, including property, plant and equipment and goodwill, may be impaired. In addition, we review (i) our assets that have indefinite useful lives or are not yet available for use are not subject to amortization, and (ii) our assets that are subject to depreciation or amortization for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continually monitor our businesses, markets and business environment and make judgments and assessments as to whether any impairment event or change has occurred. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value-in-use. We estimate value-in-use based on estimated discounted pre-tax future cash flows of a cash-generating asset unit, which is the smallest group of assets that generates cash flows independently.
     In making judgments on the recoverability of non-current assets, we need to assess whether: (i) an event has occurred that may affect an asset’s value; (ii) the carrying value of an asset can be supported by the discounted pre-tax future cash flows from such asset and (iii) the cash flow is discounted at an appropriate rate. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-current assets would be significantly affected.
      Provision for Doubtful Debts
     Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. We evaluate specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. We record a provision based on our best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances at each reporting date, we make a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining receivable balances. We make such estimates based on our past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. For general subscribers of cellular, long distance, data and Internet services, we make a full provision for receivables aged over three months, which is consistent with our credit policy with respect to relevant subscribers.
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
      Provision for Subscriber Point Reward Program
     We have implemented a subscriber point reward program, which is a bonus point-based scheme that rewards subscribers according to their service consumption, loyalty and payment history. The cost of the subscriber point reward program is charged to the statement of income as “selling and marketing” expenses, rather than as a reduction of revenue. The estimated liability is recognized based on (i) the value of each bonus point awarded to subscribers and (ii) the number of bonus points relating to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date. If subscribers redeem rewards or their entitlements expire, the provision will be adjusted accordingly. We have recognized a liability for this program amounting to RMB0.63 billion as of December 31, 2007, as compared to RMB0.56 billion as of December 31, 2006. As we have no adequate stabilized and reliable historical redemption statistics in the past, we may need to re-assess our method for accounting for the bonus point reward program when we obtain more reliable historical redemption statistics in the future or upon the adoption of Hong Kong (International Financial Reporting Interpretations Committee) — Interpretation 13, or HK (IFRIC) — Int 13, which is effective from January 1, 2009.
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
     For the evaluation of temporary differences which give rise to deferred tax assets, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to provisions for doubtful debts, accruals of expenses not yet deductible for tax purposes and write-down of inventory to net realizable value. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to RMB0.43 billion and RMB0.31 billion as of December 31, 2007 and 2006, respectively. Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from the continuing operations in the foreseeable future.
     We believe we have recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and our current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary.
Operating Results
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     In 2007, our revenue increased by 4.4% from RMB95.35 billion in 2006 to RMB99.54 billion in 2007. This growth was principally due to growth in our GSM cellular business.
     Due to factors discussed below, in 2007 our costs and expenses, including financial gains/costs, interest income and other gains, net, decreased by 2.5% to RMB86.58 billion from 2006. As a result, our income before income tax increased by 97.3% to RMB12.96 billion compared to RMB6.57 billion in 2006. Our net income in 2007 increased by 144.7% to RMB9.3 billion from 2006.
     We issued $1 billion of zero coupon convertible bonds to SKT in 2006. Due to an increase in our share price during the period from January 1, 2007 to August 20, 2007, the date of the conversion of the bonds, the fair value of the derivative component in respect of the convertible bonds increased, and accordingly we recorded a realized loss of approximately RMB0.57 billion on such increase. We recorded an unrealized loss of RMB2.4 billion in 2006 in respect of the charges in the fair value of the derivative component of the convertible bonds. For a detailed discussion, please refer to “— Liquidity and Capital Resources” below and Note 38 to our consolidated financial statements. In 2007, we reinvested CUCL’s undistributed profits back into CUCL and were granted a refund on a portion of the taxes previously paid amounting to approximately RMB2.78 billion. Excluding the effect of the RMB0.57 billion realized loss on changes in the fair value of the derivative component of the convertible bonds, and the RMB2.78 billion other income from tax refund on reinvestment in a subsidiary, our total costs and expenses in 2007 would have been RMB88.79 billion, representing an increase of 2.8% from 2006, our income before income tax in 2007 would have been RMB10.74 billion, representing a 19.9% increase from 2006, our income before income tax margin in 2007 would have been 10.8% and our net income in 2007 would have been RMB7.09 billion, representing an increase of 14.4% from 2006 (in each case, excluding the effect of the RMB2.40 billion unrealized loss on changes in the fair value of the derivative component of the convertible bonds in 2006).
      Revenue
     Revenue from each of our GSM cellular business and CDMA cellular business grew in 2007 and revenue from our GSM cellular business continued to generate a majority of our total revenue. Revenues from our GSM and CDMA cellular businesses as a percentage of our total revenue decreased from 96.5% in 2006 to 95.9% in 2007. The share of revenue from the CDMA cellular business in our total revenue decreased from 33.7% in 2006 to 32.8% in 2007, while the share of revenue from the GSM cellular business in our total revenue increased from 62.8% in 2006 to 63.1% in 2007 as a result of the increased revenue of our GSM business. Aggregate revenues from our long distance business and our data and Internet businesses represented 4.1% of our total revenue in 2007, as compared with 3.5% in 2006.

     Cellular Revenue
     For the reasons discussed below, revenues from our GSM and CDMA cellular businesses (including revenues from sales of telecommunications products) together increased by 3.7%, from RMB92.01 billion in 2006 to RMB95.41 billion in 2007.
     GSM Cellular Business. Revenue from our GSM cellular business increased by 4.8%, from RMB59.89 billion in 2006 to RMB62.79 billion in 2007, primarily due to the continued increase in the total number of our total GSM cellular subscribers and in our subscribers’ average MOU. The total number of our GSM cellular subscribers increased by 12.7%, from 106.94 million as of December 31, 2006 to 120.56 million as of December 31, 2007. ARPU from the GSM cellular business decreased 6.5%, from RMB49.2 in 2006 to RMB46.0 in 2007, primarily because revenue from certain high-end contractual customers was adversely affected by the implementation of new “calling-party-pays” tariff policy while a significant portion of our new customers were lower-end users of which the average ARPU was relatively lower. The average MOU per subscriber per month increased 5.2%, from 237.8 minutes in 2006 to 250.1 minutes in 2007, primarily because the implementation of new “calling-party-pays” tariff policy provided an incentive to more usage of our GSM cellular service.
     The table below sets forth the revenue composition of our GSM cellular business and each revenue item’s respective share of total GSM revenue for the years ended December 31, 2005, 2006 and 2007.

	2005		2006		2007
		As		As		As
	RMB in	percentage	RMB in	percentage	RMB in	percentage
	million	of total	million	of total	million	of total
Revenue	52,621	100.0%	59,890	100.0%	62,787	100.0%
Service Revenue	52,618	100.0%	59,882	100.0%	62,775	100.0%
Usage Fee	32,449	61.7%	34,067	56.9%	35,112	55.9%
Monthly Fee	6,918	13.1%	7,437	12.4%	6,965	11.1%
Interconnection Revenue	3,459	6.6%	4,921	8.2%	6,023	9.6%
Value-added Service Revenue	7,998	15.2%	11,598	19.4%	13,528	21.5%
Others	1,794	3.4%	1,859	3.1%	1,147	1.9%
Sales of Telecommunications Products	3	0.0%	8	0.0%	12	0.0%
     As a result of the increase in the average MOU, which was partially offset by the decrease in effective tariffs, usage fees for GSM cellular services increased by 3.1% from RMB34.07 billion in 2006 to RMB35.11 billion in 2007, representing 55.9% of total GSM service revenue, a decrease from 56.9% in 2006. Monthly fees decreased by 6.3%, from RMB7.44 billion in 2006 to RMB6.97 billion in 2007, and represented 11.1% of total GSM service revenue as compared with 12.4% in 2006. This decrease in monthly fees is primarily due to a decreasing number of subscribers who subscribe to package plans with a minimum monthly fee. Interconnection revenue increased by 22.4% from RMB4.92 billion in 2006 to RMB6.02 billion in 2007, and represented 9.6% of total service revenue as compared with 8.2% in 2006. This increase is primarily due to the increased total usage of our GSM cellular services.
     While continuing to meet the diverse needs of our customers in the mass market, our GSM cellular business aims to actively develop and promote value-added services. As a result, revenue from value-added services significantly increased its contribution to our total GSM cellular revenue. Revenue from our GSM value-added cellular services increased 16.6%, from RMB11.60 billion in 2006 to RMB13.53 billion in 2007. Its share of total GSM service revenue increased significantly from 19.4% in 2006 to 21.5% in 2007. Of the total revenue from GSM value-added cellular services, revenue from short messaging services increased 21.8% from RMB4.92 billion in 2006 to RMB5.99 billion in 2007, and its share of total GSM service revenue grew from 8.2% in 2006 to 9.5% in 2007.
     CDMA Cellular Business. Our CDMA subscriber base has continued to expand. Revenue from our CDMA cellular business reached RMB32.62 billion in 2007, a 1.6% increase from RMB32.12 billion in 2006. This increase was primarily due to a 19.3% increase in the revenue of our value-added service, which accounted for 19.7% of our revenue in 2007. However, CDMA service revenue in 2007 was RMB27.73 billion, a decrease of 0.5% from 2006 due to a 11.7% decrease in the ARPU from RMB65.8 in 2006 to RMB58.1 in 2007 and a decreased average MOU per subscriber per month in 2007, which offset the increases in the total number of our CDMA subscribers and total MOU. The decrease in ARPU was attributed to decreased revenue from the existing high-end customers due to the implementation of the new “calling-party-pays” tariff policy and the relatively low ARPU of the new customers, as well as switches to less expensive packages by some contractual subscribers using high-end handsets upon the expiration of the contract period under their previous handset subsidy packages. The decrease in the average MOU per subscriber per month was mainly because certain subscribers switched to less expensive packages that provide less usage upon the expiration of their existing plans.
     The table below sets forth the revenue composition of our CDMA cellular business and each revenue item’s respective share of total CDMA revenue for the years ended December 31, 2005, 2006 and 2007.

	2005		2006		2007
		As		As		As
	RMB in	percentage	RMB in	percentage	RMB in	percentage
	million	of total	million	of total	million	of total
Revenue	30,930	100.0%	32,121	100.0%	32,618	100.0%
Service Revenue	28,089	90.8%	27,877	86.8%	27,730	85.0%
Usage Fee	17,086	55.2%	15,086	47.0%	13,941	42.7%
Monthly Fee	5,001	16.2%	5,122	15.9%	4,575	14.0%
Interconnection Revenue	1,408	4.6%	1,759	5.5%	2,066	6.3%
Value-added Service Revenue	4,156	13.4%	5,376	16.7%	6,413	19.7%
Others	438	1.4%	534	1.7%	735	2.3%
Sales of Telecommunications Products	2,841	9.2%	4,244	13.2%	4,888	15.0%
     CDMA usage fees decreased by 7.6% from RMB15.09 billion in 2006 to RMB13.94 billion in 2007, and represented 50.3% of total CDMA service revenue in 2007 as compared with 54.1% in 2006. The decrease of usage fees was due to the decrease in the average MOU per subscriber per month of our CDMA subscribers and lowered tariffs as a result of the implementation of “calling-party-pays” policy and reduced roaming charges. The decrease of usage fees in the percentage of total CDMA service revenue was primarily due to the rapid growth of our value-added service in 2007. With the continued expansion of our CDMA 1X wireless data services in 2007, we have been actively developing our CDMA wireless data business, by making efforts to leverage the competitive edge of the CDMA technology. Revenue from CDMA value-added cellular services reached RMB6.41 billion in 2007, an increase of 19.3% from RMB5.38 billion in 2006, and accounted for 23.1% of total service revenue from the CDMA cellular business in 2007. Of the total revenue from CDMA value-added cellular services, revenue from CDMA 1X wireless data services increased 41.9% from RMB2.01 billion in 2006 to RMB2.85 billion in 2007, and its share of total CDMA service revenue increased from 7.2% in 2006 to 10.3% in 2007. We expect revenue from value-added CDMA services will continue to grow significantly, as we will continue to focus on the development and marketing of such value-added services.

     Monthly fees decreased by 10.7% from RMB5.12 billion in 2006 to RMB4.58 billion in 2007, and represented 16.5% of total CDMA service revenue in 2007 as compared with 18.4% in 2006. The decrease of monthly fees was primarily due to a decreasing number of subscribers who subscribe to package plans that set minimum monthly fees. Interconnection revenue increased by 17.5% from RMB1.76 billion in 2006 to RMB2.07 billion in 2007, and represented 7.5% of total service revenue as compared with 6.3% in 2006. This increase is primarily due to the increased usage of our CDMA cellular services.
     On June 2, 2008, we, CUCL and China Telecom entered into a framework agreement to sell our CDMA business to China Telecom. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions — Proposed Disposal of CDMA Business” under Item 4.
     Long Distance and Data and Internet Revenue
     Long Distance Business. Revenue from our domestic and international long distance business (including revenues from sales of telecommunications products) increased by 48.6%, from RMB1.01 billion in 2006 to RMB1.51 billion in 2007. This increase was primarily due to an increase in revenue from our leased lines rental for long distance business in 2007.
     Data and Internet Business. Revenue from our data and Internet businesses (including revenues from sales of telecommunications products) increased by 13.1% from RMB2.32 billion in 2006 to RMB2.63 billion in 2007 primarily due to an increase of revenue from our leased lines rental for data and Internet business in 2007.
     As a result of the foregoing, revenues from our long distance and data and Internet businesses were RMB4.13 billion in 2007, an increase of 23.9% from 2006.
     Costs and Expenses
     Costs and expenses in 2007 were RMB86.58 billion, representing a decrease of 2.5% from 2006. Excluding the effect of the RMB0.57 billion realized loss on changes in the fair value of the derivative component of the convertible bonds and the RMB2.78 billion other income from tax refund on reinvestment in CUCL, our total costs and expenses would have been RMB88.79 billion, an increase of 2.79% from 2006 (excluding the effect of the RMB2.40 billion unrealized loss on changes in the fair value of the derivative component of the convertible bonds in 2006), which would be lower than the 4.4% growth in the total revenue in 2007. Certain items of costs and expenses, however, had a higher rate of increase, such as a 12.8% increase in interconnection charges and a 6.9% increase in employee benefit expenses and an 8.1% increase in general, administrative and other expenses. Our interconnection charges increased as a result of the increase in our subscribers’ total usage of our cellular service. Our employee benefit expenses also grew faster than our revenue in 2007 due to factors including the recruitment of new staff for business expansion, a general increase in the cost of social benefits as a result of increased average wages and an increase in share-based compensation costs. Due to factors such as expansion of network facilities, base stations and sales outlets, and increases in utilities charges and maintenance fees, general, administrative and other expenses increased by 8.1% from RMB13.54 billion in 2006 to RMB14.64 billion in 2007.
     In 2007, we continued to implement the business strategy of “effective growth,” or profit-driven growth, by strengthening cost control and optimization of our expense structure in order to ensure continued growth in earnings. Our costs and expenses as a percentage of total revenue were 87.0% in 2007, as compared with 93.1% in 2006. Excluding the effect of the RMB0.57 billion realized loss in connection with the convertible bonds and the RMB2.78 billion tax refund on reinvestment in CUCL, costs and expenses as a percentage of total revenue would have been 89.2%.

     The table below illustrates the major expense items from 2005, 2006 and 2007 and their respective shares of total revenue.

For the year ended December 31,
	2005		2006		2007
		% of		% of		% of
	RMB in	Total	RMB in	Total	RMB in	Total
	million	Revenue	million	Revenue	million	Revenue
Costs and expenses	80,945	91.9%	88,782	93.1%	86,584	87.0%
Leased lines and network capacities	8,900	10.1%	8,943	9.4%	9,135	9.2%
Interconnection charges	8,436	9.6%	9,671	10.1%	10,907	11.0%
Depreciation and amortization	20,635	23.4%	22,687	23.8%	22,677	22.8%
Employee benefit expenses	5,653	6.4%	6,681	7.0%	7,140	7.2%
Selling and marketing	20,795	23.6%	19,571	20.5%	19,681	19.8%
General, administrative and other expenses	11,855	13.4%	13,543	14.2%	14,639	14.5%
Cost of telecommunications products sold	3,674	4.2%	4,915	5.2%	5,032	5.1%
Finance costs/(gains)	1,133	1.3%	660	0.7%	(87)	-0.1%
Realized loss on changes in fair value of derivative component of the convertible bonds	—	0.0%	2,397	2.5%	569	0.6%
Interest income	(101)	-0.1%	(265)	-0.3%	(186)	-0.2%
Other gains, net	(35)	0.0%	(21)	0.0%	(2,923)	-2.9%
     Leased Lines and Network Capacities. With an increase in the lease fee from 30% of the audited service revenue of the CDMA business in 2006 to 31% of the audited service revenue of the CDMA business in 2007, our lease expense for CDMA network capacities increased by 1.5%, from RMB8.26 billion in 2006 to RMB8.38 billion in 2007. Leased lines and network capacities expenses as a percentage of total revenue decreased slightly from 9.4% in 2006 to 9.2% in 2007.
     Interconnection Charges. Interconnection charges were RMB10.91 billion in 2007, representing an increase of 12.8% from 2006, primarily due to an increase in interconnection traffic volume as a result of the development of our GSM and CDMA cellular business and long distance, data and Internet businesses. Interconnection charges as a percentage of total revenue also increased from 10.1% in 2006 to 11.0% in 2007.
     Depreciation and Amortization. Depreciation and amortization expenses were RMB22.68 billion in 2007, approximately the same level as in 2006. Depreciation and amortization expenses as a percentage of total revenue decreased from 23.8% in 2006 to 22.8% in 2007.
     Employee Benefit Expenses. As of the end of 2007, we had 56,909 employees, compared to 53,387 as of the end of 2006. We also employed approximately 60,000 temporary employees as of each of December 31, 2006 and December 31, 2007. Our employee benefit expenses increased from RMB6.68 billion in 2006 to RMB7.14 billion in 2007 representing an increase of 6.9% from 2006. Its share as a percentage of total revenue increased from 7.0% in 2006 to 7.2% in 2007. The increase in employee benefit expenses in 2007 was mainly due to the following factors: (i) an increase in headcount resulting from business expansion; (ii) a general increase in the employee social benefits as a result of increased average wages and (iii) an increase of share-based compensation costs from a grant of new share options under the share option scheme in 2006.
     Selling and Marketing. Our major selling and marketing expenses included commissions, promotion and advertising expenses, amortization of customer acquisition costs of contractual CDMA subscribers, direct incremental costs in acquiring subscribers and customer retention costs. Due to our effective cost control measures, selling and marketing expenses totaled RMB19.68 billion in 2007, an increase of 0.6% from 2006. Amortization of contractual CDMA subscribers acquisition costs in 2007 were RMB4.00 billion, a decrease of 8.6% from 2006. The balance of unamortized deferred CDMA subscriber acquisition costs increased from RMB2.17 billion as of the end of 2006 to RMB2.86 billion as of the end of 2007 primarily due to increased promotion of CDMA handset subsidy packages, which we expected to help attract more new CDMA customers. Due to the continued growth in the subscriber base of our various business segments, the commissions to distributors and sales agents rose to RMB10.14 billion, an increase of 1.8% from 2006. Promotion and advertising expenses were RMB2.89 billion, an increase of 9.1% from 2006. As a result of our effective cost management, selling and marketing expenses as a percentage of revenue decreased from 20.5% in 2006 to 19.8% in 2007.
     General, Administrative and Other Expenses. As a result of factors such as expansion of network facilities, base stations and sales outlets, increases in utilities charges and maintenance fees, our general, administrative and other expenses were RMB14.64 billion in 2007, representing an increase of 8.1% from RMB13.54 billion in 2006. General, administrative and other expenses as a percentage of total revenue increased from 14.2% in 2006 to 14.5% in 2007.
     Cost of Telecommunications Products Sold. The cost of telecommunications products sold increased by 2.4% from RMB4.92 billion in 2006 to RMB5.03 billion in 2007. This increase was primarily due to the increase in the number of CDMA handsets we purchased through Unicom Huasheng and sold to our customers. The share of cost of telecommunications products sold as a percentage of revenue decreased from 5.2% in 2006 to 5.1% in 2007.
     Interest Income and Finance Costs. Our interest income was RMB0.19 billion in 2007, representing a decrease of 29.5% from RMB0.26 billion in 2006. Our finance costs decreased from RMB0.66 billion in 2006 to financial gains of RMB0.09 billion in 2007, primarily due to the reductions in our bank loans. In addition, we recorded a foreign exchange gain of RMB0.48 billion as compared to RMB0.37 billion in 2006, primarily due to the appreciation of Renminbi against U.S. dollars, which significantly contributed to the decrease of our finance costs as majority of our borrowings were denominated into US dollars. The above factors resulted in net finance gain of RMB0.27 billion in 2007, a decrease of 168.9% from the net finance costs of RMB0.40 billion in 2006.
     Realized Loss on Changes in Fair Value of the Derivative Component of Convertible Bonds and Tax Refund on Reinvestment in a Subsidiary. In accordance with the requirements of applicable accounting standards, the bond contract underlying convertible bonds must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bond. The conversion option is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the statement of income in the period when the change occurs. The fair value of the derivative component of the convertible bonds is calculated using the Binomial model, which considers various factors including exercise price, volatility, expected dividend yield, risk free rate, expected life of options and the closing price of our share at valuation date. Our convertible bonds with a carrying value of approximately RMB10.82 billion were fully converted into 899,745,075 of our ordinary shares of HKD0.10 each as of August 20, 2007. The share conversion resulted in an increase in our share capital and share premium by approximately RMB87 million and RMB10.73 billion, respectively. Prior to conversion, the change in the fair value of the conversion option from

December 31, 2006 to August 20, 2007 resulted in a fair value loss of approximately RMB0.57 billion, which has been recorded in the “Realised/unrealised loss on changes in fair value of derivative component of convertible bonds” in the statement of income for the year ended December 31, 2007. The realized loss had no effect on our cash flows or other aspects of our operations in 2007. For more detailed discussions of such realized loss in connection with the convertible bonds, please refer to Note 18 to our consolidated financial statements.
     Other Gains, Net. In 2007, we reinvested the undistributed profits into a subsidiary and were granted a refund on a portion of the taxes previously paid by this subsidiary amounting to approximately RMB2.78 billion. Such tax refund was recorded as “other gains.”
     Segment income before income tax
     In 2007, our income before income tax was RMB12.96 billion, an increase of 97.3% from 2006. Excluding the effect of the realized loss on changes in the fair value of the derivative component of the convertible bonds and the tax refund on reinvestment in a subsidiary, our income before income tax would have been RMB10.74 billion, an increase of 19.9% from 2006 (excluding the effect of the unrealized loss on changes in the fair value of the derivative component of the convertible bonds in 2006). Our income before taxation margin was 13.0% and 6.9% in 2007 and 2006, respectively.
     GSM Cellular Business. In our GSM cellular business, segment income before income tax was RMB9.23 billion in 2007, an increase of 22.4% from 2006. The increase in the segment income before income tax of our GSM cellular business mainly reflects the revenue growth of our GSM cellular business and our effective control over operating costs. Our segment income before taxation margin in the GSM cellular business increased from 12.6% in 2006 to 14.7% in 2007 primarily because our GSM segment revenue grew at a faster rate than that of our GSM segment operating costs.
     CDMA Cellular Business. Our segment income before income tax was RMB1.20 billion in 2007 for our CDMA business, as compared to the segment profit before income tax of RMB1.07 billion in 2006. The increase of segment income before income tax of our CDMA cellular business was primarily due to the continued expansion of CDMA cellular business subscriber base, the rapid growth of CDMA value-added services and the effective control of sales and marketing costs, partially offset by the decrease in CDMA cellular subscribers’ average MOU per month and the ARPU. In addition, our loss from CDMA telecommunications products in 2006 became gains in 2007 and also contributed to the increase of segment income before income tax of our CDMA cellular business.
     Long Distance Business. In our long distance business, segment income before income tax increased 60.5%, from RMB0.38 billion in 2006 to RMB0.60 billion in 2007, primarily due to the growth of our long distance business revenue, effective control over operational expenses and termination of unprofitable services and products. As a result, the segment income before taxation margin in our long distance business increased from 13.2% in 2006 to 18.8% in 2007.
     Data and Internet Business. In our data and Internet businesses, we had a segment loss before income tax of RMB0.04 billion in 2007, compared with the segment profit before income tax of RMB0.11 billion in 2006. Such change was primarily caused by increased leased lines and network capacities expenses.
     Net Income
     Income Tax. Our income tax increased to RMB3.65 billion in 2007, an increase of 32.2% from 2006. Our effective tax rates in 2006 and 2007 were 42.1% and 28.2%, respectively. Excluding the effects of the realized loss on changes in the fair value of the derivative component of the convertible bonds and the tax refund on reinvestment in a subsidiary, the effective tax rate would have been 34.0%.
     Our future effective income tax rate depends on various factors, including applicable tax laws and regulations, the geographic composition of our pre-tax income and non-tax deductible expenses as incurred. Pursuant to the PRC Enterprise Income Tax Law that was enacted on March 16, 2007 and became effective on January 1, 2008, a uniform enterprise income tax rate of 25% is adopted for all enterprises (including foreign-invested enterprises). However, for entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five year period. As a result, our deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is expected to be realized or the liability is expected to be settled, resulting in a decrease of approximately RMB0.13 billion of net deferred tax assets in the balance sheet as of December 31, 2007, a total amount of approximately RMB0.15 billion of deferred taxation charged to the statement of income and a total amount of approximately RMB0.02 billion of deferred taxation credited to equity for the year ended December 31, 2007.
     Net Income. As a result of the foregoing, our net income was RMB9.30 billion in 2007, an increase of 144.7% from 2006. Net income per share increased by 136.1%, from RMB0.30 in 2006 to RMB0.71 in 2007. Excluding the effects of the realized loss on changes in the fair value of the derivative component of the convertible bonds and the tax refund on reinvestment in a subsidiary, our net income would have been RMB7.09 billion, an increase of 14.4% from 2006, and net income per share would have been RMB0.54, increased by 10.6% from 2006 (in each case, excluding the effect of the unrealized loss on the change in the fair value of the derivative component of the convertible bonds in 2006).
     Impact of Differences between HKFRS and US GAAP
     In addition to the above management discussion and analysis of our results of the operation under HKFRS between the years ended December 31, 2007 and 2006, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with US GAAP, except for the accounting treatment of the convertible bonds discussed in Note 38 to our consolidated financial statements included in this annual report, we believe there are no material differences between HKFRS and US GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2007 and 2006. Our combined revenue under US GAAP increased from RMB95.55 billion in 2006 to RMB99.54 billion in 2007, representing an increase of 4.2%. Our net income under US GAAP increased from RMB6.22 billion in 2006 to RMB9.86 billion in 2007, representing an increase of 58.5%. See also Note 38 to the consolidated financial statements for a more detailed summary of all significant accounting differences between HKFRS and US GAAP that are relevant to us.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     In 2006, our revenue continued to increase, by 8.3% from RMB88.04 billion in 2005 to RMB95.35 billion in 2006. This growth was principally due to the steady growth of our GSM cellular business. For the reasons discussed below, our GSM and CDMA cellular businesses continued to increase in terms of revenues, while our long distance and data and Internet businesses continued to decrease in terms of revenues.
     Due to factors discussed below, in 2006 our costs and expenses increased by 9.7% to RMB88.78 billion from 2005. As a result, our income before income tax decreased by 7.4% to RMB6.56 billion, and our income before income tax margin decreased by 14.5% from that of 2005. Our net income in 2006 decreased by 22.8% to RMB3.80 billion from 2005, for reasons discussed below.

     We issued the convertible bonds to SKT in 2006. Due to the substantial increase in our share price during the period, we recorded an unrealized loss of approximately RMB2.40 billion on changes in the fair value of the derivative component of the convertible bonds. For detailed discussion, please refer to “— Liquidity and Capital Resources” below and Note 18 to our consolidated financial statements. Excluding the effect of the RMB2.40 billion unrealized loss on changes in fair value of the derivative component of the convertible bonds, our total costs and expenses would be RMB86.39 billion, an increase of 6.7% from 2005, which would be slower than the 8.3% growth in the total revenue in 2006, and our net income would be RMB6.20 billion, an increase of 25.9% from 2005.
     Revenue
     Revenue from our GSM cellular business grew steadily in 2006 and continued to generate a majority of our total revenue, while revenue from our CDMA cellular business slightly increased in 2006. Due to the increase of the percentage of sales of telecommunications products in the total revenue, revenues from our GSM and CDMA cellular businesses as a percentage of our total revenue increased from 94.9% in 2005 to 96.5% in 2006. The share of revenue from the CDMA cellular business in our total revenue decreased from 35.1% in 2005 to 33.7% in 2006, while the share of revenue from the GSM cellular business in our total revenue increased from 59.8% in 2005 to 62.8% in 2006 as a result of the revenue growth of our GSM business. Aggregate revenues from our long distance business and our data and Internet businesses represented 3.5% of our total revenue in 2006, as compared with 5.1% in 2005.
     Cellular Revenue
     For the reasons discussed below, revenues from our GSM and CDMA cellular businesses (including revenues from sales of telecommunications products) together increased by 10.1%, from RMB83.55 billion in 2005 to RMB92.01 billion in 2006.
     GSM Cellular Business. Revenue from our GSM cellular business increased by 13.8%, from RMB52.62 billion in 2005 to RMB59.89 billion in 2006, primarily due to the continued increases in the total number of our total GSM cellular subscribers and in our subscribers’ average MOU as well as ARPU. The total number of our GSM cellular subscribers increased by 11.5%, from 95.88 million as of December 31, 2005 to 106.94 million as of December 31, 2006. ARPU from the GSM cellular business also increased 1.4%, from RMB48.5 in 2005 to RMB49.2 in 2006, primarily due to the increase in GSM value-added services. The average MOU per subscriber per month increased 17.2%, from 202.9 minutes in 2005 to 237.8 minutes in 2006.
     The table below sets forth the revenue composition of our GSM cellular business and each revenue item’s respective share of total GSM revenue in the years ended December 31, 2004, 2005 and 2006.

	2004		2005		2006
		As		As		As
	RMB in	percentage	RMB in	percentage	RMB in	percentage
	million	of total	million	of total	million	of total
Revenue	47,930	100.0%	52,621	100.0%	59,890	100.0%
Service Revenue	47,926	100.0%	52,618	100.0%	59,882	100.0%
Usage Fee	32,349	67.5%	32,449	61.7%	34,067	56.9%
Monthly Fee	7,000	14.6%	6,918	13.1%	7,437	12.4%
Interconnection Revenue	2,592	5.4%	3,459	6.6%	4,921	8.2%
Value-added Service Revenue	4,820	10.1%	7,998	15.2%	11,598	19.4%
Others	1,165	2.4%	1,794	3.4%	1,859	3.1%
Sales of Telecommunications Products	4	0.0%	3	0.0%	8	0.0%

     As a result of the increase in the average MOU, which is partially offset by the decrease in effective tariffs, usage fees for GSM cellular services increased by 5.0% from RMB32.45 billion in 2005 to RMB34.07 billion in 2006, representing 56.9% of total GSM service revenue, a decrease from 61.7% in 2005. Monthly fees increased by 7.5%, from RMB6.92 billion in 2005 to RMB7.44 billion in 2006, and represented 12.4% of total GSM service revenue as compared with 13.1% in 2005. This increase is primarily due to our GSM expanded subscriber base. Interconnection revenue increased by 42.3% from RMB3.46 billion in 2005 to RMB4.92 billion in 2006, and represented 8.2% of total service revenue as compared with 6.6% in 2005. This increase is primarily due to the increased total usage of our GSM cellular services.
     While continuing to meet the diverse needs of our customers in the mass market, our GSM cellular business aims to actively develop and promote value-added services. As a result, revenue from value-added services significantly increased its contribution to our total GSM cellular revenue. Revenue from our GSM value-added cellular services increased 45.0%, from RMB8.00 billion in 2005 to RMB11.60 billion in 2006. Its share of total GSM service revenue increased significantly from 15.2% in 2005 to 19.4% in 2006.
     CDMA Cellular Business. Our CDMA subscriber base has continued to expand. Revenue from our CDMA cellular business reached RMB32.12 billion in 2006, a 3.8% increase over RMB30.93 billion in 2005. This increase was primarily due to a 49.4% increase in the sales of telecommunications products. However, CDMA service revenue in 2006 was RMB27.88 billion and decreased by 0.8% from 2005 due to a 12.1% decrease of the ARPU from RMB74.9 in 2005 to RMB65.8 in 2006 which offset the increases in the total number of our CDMA subscribers and in total MOU. Such ARPU decrease was because certain high-end contractual customers did not renew their contracts upon expiration of the contract period under the CDMA handset promotional packages while the average ARPU of new customers was relatively lower.
     The table below sets forth the revenue composition of our CDMA cellular business and each revenue item’s respective share of total CDMA revenue for the years ended December 31, 2004, 2005 and 2006.

	2004		2005		2006
		As		As		As
	RMB in	percentage	RMB in	percentage	RMB in	percentage
	million	of total	million	of total	million	of total
Revenue	26,301	100.0%	30,930	100.0%	32,121	100.0%
Service Revenue	24,588	93.5%	28,089	90.8%	27,877	86.8%
Usage Fee	16,334	62.1%	17,086	55.2%	15,086	47.0%
Monthly Fee	4,677	17.8%	5,001	16.2%	5,122	15.9%
Interconnection Revenue	920	3.5%	1,408	4.6%	1,759	5.5%
Value-added Service Revenue	2,378	9.0%	4,156	13.4%	5,376	16.7%
Others	279	1.1%	438	1.4%	534	1.7%
Sales of Telecommunications Products	1,713	6.5%	2,841	9.2%	4,244	13.2%
     CDMA usage fees decreased by 11.7% from RMB17.09 billion in 2005 to RMB15.09 billion in 2006, and represented 54.1% of total CDMA service revenue as compared with 60.8% in 2005. The decrease of usage fees in the percentage of total CDMA service revenue was primarily due to the decrease in the ARPU of our CDMA subscribers. With the expansion of our CDMA 1X wireless data services in 2006, we have been actively developing our CDMA wireless data business by making efforts to leverage the competitive edge of the CDMA technology. Revenue from CDMA value-added cellular services reached RMB5.38 billion in 2006, an increase of 29.4% from RMB4.16 billion in 2005, and accounted for 19.3% of total service revenue from the CDMA cellular business in 2006. Of the total revenue from CDMA value-added cellular services, revenue from CDMA 1X wireless data services increased 51.1% from RMB1.34 billion in 2005 to RMB2.01 billion in 2006, and its share of total CDMA service revenue grew from 4.8% in 2005 to 7.2% in 2006. We expect revenue from value-added CDMA services will continue to grow significantly, as we will continue to focus on the development and marketing of such value-added services.
     Monthly fees increased by 2.4% from RMB5.00 billion in 2005 to RMB5.12 billion in 2006, and represented 18.4% of total CDMA service revenue as compared with 17.8% in 2005. The increase of monthly fees in the percentage of total CDMA service revenue was primarily due to an increasing number of subscribers who subscribe to package plans that set minimum monthly fees. Interconnection revenue increased by 24.9% from RMB1.41 billion in 2005 to RMB1.76 billion in 2006, and represented 6.3% of total service revenue as compared with 5.0% in 2005. This increase is primarily due to the increased usage of our CDMA cellular services.
     Long Distance and Data and Internet Revenue
     Long Distance Business. Revenue from our domestic and international long distance business (including revenues from sales of telecommunications products) decreased by 31.4%, from RMB1.48 billion in 2005 to RMB1.01 billion in 2006. Such decrease is primarily due to the continued decrease in tariffs as a result of intensified competition as well as a decrease in the total minutes of outgoing long distance calls.
     Data and Internet Business. Revenue from our data and Internet businesses (including revenues from sales of telecommunications products) decreased by 22.8% from RMB3.01 billion in 2005 to RMB2.32 billion in 2006 primarily due to the decrease in tariffs as a result of intensified competition and our termination of unprofitable services and products.
     As a result of the foregoing, revenues from our long distance and data and Internet businesses were RMB3.34 billion, a decrease of 25.6% from 2005.
Costs and expenses
     Costs and expenses in 2006 were RMB88.8 billion, representing an increase of 9.7% over 2005, exceeding the 8.3% growth in revenue for the same period. Excluding the effect of the RMB2.40 billion unrealized loss on changes in fair value of the derivative component of the convertible bonds, costs and expenses would be RMB86.39 billion, an increase by 6.7% from 2005, which would be slower than the 8.3% growth in the total revenue in 2006. Certain items of costs and expenses, however, had a higher rate of increase, such as the 14.6% increase in interconnection charges and the 18.2% increase in employee benefit expenses and the 14.2% increase in the general, administrative and other expenses. As our various business segments continued to develop, interconnection charges also increased faster than our revenue in 2006 since the interconnection rates remain unchanged while our effective tariffs have been declining due to continued price competition in 2006. Our employee benefit expenses also grew faster than our revenue in 2006 due to factors including a general increase in employee insurance and social security expenses and an increase in share-based compensation costs. Due to increased rents for bases stations, sales outlets, maintenance fees, utilities charges and other expenses, general, administrative and other expenses increased by 14.2% from RMB11.86 billion in 2005 to RMB13.54 billion in 2006.
     In 2006, we continued to implement the business strategy of “effective growth,” i.e., profit-driven growth, by strengthening cost control and optimization of our expense structure in order to ensure continued growth in earnings. Our costs and expenses as a percentage of total revenue stood at 93.1% in 2006, as compared with 91.9% in 2005. Excluding the effect of the RMB2.40 billion unrealized loss in connection with the convertible bonds, costs and expenses as a percentage of total revenue would be 90.6%.
     The table below illustrates the major expense items from 2004, 2005 and 2006 and their respective shares of total revenue.

	For the year ended December 31,
	2004		2005		2006
	RMB in	% of	RMB in	% of	RMB in	% of
	million	Total Revenue	million	Total Revenue	million	Total Revenue
Costs and expenses	73,295	92.0%	80,945	91.9%	88,783	93.1%
Leased lines and network capacities	7,486	9.4%	8,900	10.1%	8,943	9.4%
Interconnection charges	7,527	9.5%	8,436	9.6%	9,671	10.1%
Depreciation and amortization	19,205	24.0%	20,635	23.4%	22,687	23.8%
Employee benefit expenses	4,653	5.8%	5,653	6.4%	6,681	7.0%
Selling and marketing	19,670	24.7%	20,795	23.6%	19,571	20.5%
General, administrative and other expenses	10,599	13.3%	11,855	13.4%	13,543	14.2%
Cost of telecommunications products sold	2,612	3.3%	3,674	4.2%	4,915	5.2%
Finance costs/(gains)	1,751	2.2%	1,133	1.3%	660	0.7%
Unrealized loss on changes in fair value of the derivative component of the convertible bonds	—	0.0%	—	0.0%	2,397	2.5%
Interest income	(104)	-0.1%	(101)	-0.1%	(264)	-0.3%
Other gains, net	(104)	-0.1%	(35)	0.0%	(21)	0.0%
     Leased Lines and Network Capacities. With the increase in the lease fee from 29% of the audited service revenue of the CDMA business in 2005 to 30% of the audited service revenue of the CDMA business in 2006, the lease expense for CDMA network capacities slightly increased by 2.2%, from RMB8.08 billion in 2005 to RMB8.26 billion in 2006. Leased lines and network capacities expenses as a percentage of total revenue decreased slightly from 10.1% in 2005 to 9.4% in 2006.
     Interconnection Charges. Interconnection charges reached RMB9.67 billion in 2006, representing an increase of 14.6% from 2005, primarily due to the increase in interconnection traffic volume as a result of the development of our GSM and CDMA cellular business and long distance, data and Internet businesses. Interconnection charges as a percentage of total revenue also slightly increased from 9.6% in 2005 to 10.1% in 2006.
     Depreciation and Amortization. Depreciation and amortization expenses increased by 9.9% to RMB22.69 billion in 2006, being a higher growth rate than the growth rate in revenue. The increase in depreciation and amortization expenses resulted from expanded network capacity and the expansion of assets scale, including increased investments in GSM equipment. Depreciation and amortization expenses as a percentage of total revenue increased slightly from 23.4% in 2005 to 23.8% in 2006.

     Employee Benefit Expenses. As of the end of 2006, we had 53,387 employees, with a slight increase from 53,070 as of the end of 2005. Our employee benefit expenses increased from RMB5.65 billion in 2005 to RMB6.68 billion in 2006 representing an increase of 18.2% from 2005. Its share as a percentage of total revenue increased from 6.4% in 2005 to 7.0% in 2006. The increase in employee benefit expenses in 2006 was mainly due to the following factors: (i) an increase in headcount resulting from business expansion; (ii) a general increase in mandatory employee insurance and social security expenses; and (iii) an increase of share-based compensation costs from a grant of new share options under the share option scheme in 2006.
     Selling and Marketing. Our major selling and marketing expenses included commissions, promotion and advertising expenses, amortization of customer acquisition costs of contractual CDMA subscribers, direct incremental costs in acquiring subscribers and customer retention costs. Due to our effective cost control measures, selling and marketing expenses totaled RMB19.57 billion in 2006, a decrease of 5.9% from 2005. Amortization of contractual CDMA subscribers acquisition costs in 2006 were RMB4.38 billion, a decrease of 27.9% from 2005. The balance of unamortized deferred CDMA subscriber acquisition costs decreased from RMB6.55 billion as of the end of 2005 to RMB2.17 billion as of the end of 2006 primarily due to our efforts in reducing the use of CDMA handset promotional packages. Due to the continued growth in the subscriber base of our various business segments, the commissions to distributors and sales agents rose to RMB9.95 billion, an increase of 11.5%. Promotion and advertising expenses were RMB2.65 billion, an increase of 4.3%. As a result of our effective cost management, selling and marketing expenses as a percentage of revenue decreased from 23.6% in 2005 to 20.5% in 2006.
     General, Administrative and Other Expenses. As a result of our increased network maintenance costs due to the expiration of many equipment warranties, increased rents for sales outlets, base stations, increased utilities charges, and increased other expenses such as audit and audit-related expenses, our general, administrative and other expenses were RMB13.54 billion in 2006, representing an increase of 14.2% from RMB11.86 billion in 2005. General, administrative and other expenses as a percentage of total revenue increased slightly from 13.4% in 2005 to 14.2% in 2006.
     Cost of Telecommunications Products Sold. The cost of telecommunications products sold increased by 33.8% from RMB3.67 billion in 2005 to RMB4.92 billion in 2006. This increase was primarily due to the increase in the number of CDMA handsets we purchased through Unicom Huasheng and sold to our customers. The share of cost of telecommunications products sold as a percentage of revenue increased from 4.2% in 2005 to 5.2% in 2006.
     Interest Income and Finance Costs. Our interest income was RMB0.26 billion in 2006, representing a significant increase of 161.4% from RMB0.10 billion in 2005. Our finance costs decreased from RMB1.13 billion in 2005 to RMB0.66 billion in 2006, primarily due to the reductions in our bank loans. In addition, we recorded a foreign exchange gain of RMB0.37 billion as compared to RMB0.27 billion in 2005, primarily due to the revaluation of Renminbi against U.S. dollars, which significantly contributed to the decrease of our finance costs. The above factors resulted in net finance costs of RMB0.40 billion in 2006, a decrease of 61.6% from the net finance costs of RMB1.03 billion in 2005.
     Unrealized Loss on Changes in Fair Value of the Derivative Component of Convertible Bonds. In accordance with the requirements of applicable accounting standards, the bond contract underlying the convertible bonds must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bond. The conversion option is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurs. The fair value of the derivative component of the convertible bonds is calculated using the Binomial model, which considers various factors including exercise price, volatility, expected dividend yield, risk free rate, expected life of options and the closing price of our share at valuation date. Due to the substantial increase in our share price from

HKD6.95 as of July 5, 2006 (the issuance date of the convertible bonds), to HKD11.40 as of December 31, 2006, the fair value of the derivative component in respect of the convertible bonds has increased and therefore resulted in an unrealized loss on changes in fair value of derivative component of the convertible bonds of the RMB2.40 billion recognized in the statement of income for the year ended December 31, 2006. The unrealized loss had no effect on our cash flows or other aspects of our operations in 2006. For more detailed discussions of such unrealized loss in connection with the convertible bonds, please refer to Note 18 to our consolidated financial statements.
     Segment income before income tax
     In 2006, our income before income tax reached RMB6.56 billion, a decrease of 7.4% from 2005. Excluding the effect of the RMB2.40 billion unrealized loss on changes in fair value of derivative component of the convertible bonds, our income before income tax would be RMB8.96 billion, an increase of 26.3% from 2005, and our income before taxation margin would be 9.4% in 2006, compared to 8.1% in 2005.
     GSM Cellular Business. In our GSM cellular business, segment income before income tax was RMB7.54 billion in 2006, an increase of 4.1% from 2005. The increase in the segment income before income tax of our GSM cellular business mainly reflects the 17.2% increase in total MOU and 1.4% increase in the ARPU for our GSM cellular business. Our segment income before taxation margin in the GSM cellular business decreased from 13.8% in 2005 to 12.6% in 2006 primarily due to the increases in marketing expenses, interconnection charges and administrative expenses.
     CDMA Cellular Business. Our segment income before income tax was RMB1.07 billion in 2006 for our CDMA business, as compared to the segment loss before income tax of RMB0.17 billion in 2005. The increase of segment income before income tax of our CDMA cellular business was primarily due to the continued expansion of CDMA cellular business subscriber base, the rapid growth of CDMA value-added services and the effective control of sales and marketing costs, partially offset by the decrease in CDMA cellular subscribers’ average MOU per month and the ARPU.
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
     Net Income
     Income Tax. Our income tax increased to RMB2.76 billion in 2006, an increase of 27.3% from 2005. Our effective tax rates in 2005 and 2006 were 30.6% and 42.1%, respectively. Excluding the effects of the RMB2.40 billion unrealized loss on changes in fair value of the derivative component of the convertible bonds, which, as discussed above, had no effect on our cash flows or other aspects of our operations in 2006, the effective tax rate would be 30.8% in 2006.
     Net Income. As a result of the foregoing, our net income was RMB3.80 billion in 2006, representing a decrease of 22.8% from 2005. Net income per share decreased by 23.1%, from RMB0.39 in 2005 to RMB0.30 in 2006. Excluding the effects of the RMB2.40 billion unrealized loss on changes in fair value of the derivative component of the convertible bonds, which, as discussed above, had no effect on our cash flows or other aspects of our operations in 2006, our net income would be RMB6.20 billion, an increase of 25.9% from 2005, and net income per share would be RMB0.49, increased by 26.2% from 2005.
     Impact of Differences between HKFRS and US GAAP
     In addition to the above management discussion and analysis of our results of the operation under HKFRS between the years ended December 31, 2006 and 2005, in connection with the preparation and reconciliation of our consolidated financial statements in accordance with US GAAP, except for the accounting treatment of the convertible bonds discussed in Note 38 to our consolidated financial statements included in this annual report, we believe there are no material differences between HKFRS and US GAAP that would have a significant impact on the discussion and analysis of our results of operations between the years ended December 31, 2006 and 2005. Our combined revenue under US GAAP increased from RMB88.24 billion in 2005 to RMB95.55 billion in 2006, representing an increase of 8.3%. Our net income under US GAAP increased from RMB5.00 billion in 2005 to RMB6.22 billion in 2006, representing an increase of 24.4%. See also Note 38 to the consolidated financial statements for a more detailed summary of all significant accounting differences between HKFRS and US GAAP that are relevant to us.
Liquidity and Capital Resources
     Working Capital and Cash Flows
     As of the end of 2007, we had RMB6.68 billion of cash and cash equivalents, as compared with RMB12.24 billion and RMB5.49 billion as of December 31, 2006 and 2005, respectively. As of the end of 2007, we had RMB0.64 billion of short-term bank deposits, as compared with RMB0.20 billion and RMB0.28 billion as of December 31, 2006 and 2005, respectively. As of the end of 2007, we had a working capital deficit (current assets minus current liabilities) of RMB32.40 billion, a 4.5% increase from the working capital deficit of RMB31.00 billion at the end of 2006, which decreased 15.8% from RMB36.80 billion at the end of 2005. The increase in working capital deficit in 2007 primarily resulted from our repayment of long-term debt, while such decrease in 2006 primarily resulted from increased operating cash flow. In view of our credit worthiness and the current availability of funds in China and Hong Kong, we believe that we will have access to debt and equity financing, in particular bank financing in the PRC and elsewhere, which together with net cash inflows from operations will be sufficient to fund our anticipated capital and liquidity needs.
     The following table sets forth cash inflows and outflows in 2005, 2006 and 2007.

	For the year ended December 31,
	2005	2006	2007
		(RMB in millions)
Net cash generated from operating activities	31,408	36,142	32,331
Net cash used in investing activities	(16,848)	(17,574)	(24,966)

Net cash inflows before financing activities	14,560	18,568	7,365
Net cash used in financing activities	(13,733)	(11,814)	(12,933)

Net increase/(decrease) in cash and cash equivalents	827	6,754	(5,568)

     Net cash generated from operating activities increased 15.1% from RMB31.41 billion in 2005 to RMB36.14 billion in 2006, mainly reflecting the growth in our business, but such net cash decreased by 10.5% to RMB32.33 billion in 2007, mainly due to our settlement of payables and the increase in payment of income tax.

     Net cash used in investing activities was RMB24.97 billion in 2007, compared to RMB17.57 billion in 2006. This increase in net cash outflows from investing activities in 2007 primarily resulted from our increased investment in the upgrade of our GSM networks and increased purchase of other assets. Net cash used in investing activities was RMB16.85 billion in 2005. The increase in net cash outflows from investing activities in 2006 primarily resulted from an increase of other assets, including prepaid rents for premises and increased leased lines.
     Net cash used in financing activities was RMB12.93 billion in 2007, an increase of 9.5% from the outflow of RMB11.81 billion in 2006, resulting primarily from dividends paid to our equity holders in 2007. Net cash used in financing activities was RMB13.73 billion in 2005. The decrease in net cash used in financing activities in 2006 was primarily due to issuance of the convertible bonds and decrease in repayments of short-term and long-term bank loans.
     On June 2, 2008, we, CUCL and China Telecom entered into a framework agreement to sell our CDMA business to China Telecom. We expect to receive RMB43.8 billion, which is payable in three installments, from the proposed disposal of our CDMA business to China Telecom. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions — Proposed Disposal of CDMA Business” under Item 4.
     Indebtedness and Capital Structure
     The following table sets forth the amount of cash, assets, short-term and long-term debt and equity as well as debt-to-assets and debt-to-equity ratios as of the end of 2005, 2006 and 2007.

	As of December 31,
	2005	2006	2007
	(RMB in millions, except percentages)
Cash and cash equivalent and short-term bank deposits	5,772	12,439	7,319
Total assets	144,621	148,297	149,422
Short-term debt	22,844	11,172	2,192
Short-term bonds	9,866	7,088	—
Short-term bank loans	7,024	—	—
Current portion of long-term bank loans	5,486	3,984	2,191
Current portion of obligations under finance lease	468	100	1
Long-term debt	12,198	14,474	1,665
Convertible bonds	—	10,325	—
Non current portion of long-term bank loans	12,052	4,139	1,661
Non current portion of obligations under finance lease	146	10	4
Shareholders’ equity	76,670	79,864	97,217
Debt-to-assets ratio(1)	31.4%	24.3%	3.8%
Debt-to-equity ratio(2)	45.7%	32.1%	4.0%

(1)	Debt-to-assets ratio = (long-term interest bearing debt + short-term interest bearing debt)/(long-term interest bearing debt + short-term interest bearing debt + shareholders’ equity).

(2)	Debt-to-equity ratio = (long-term interest bearing debt + short-term interest bearing debt)/shareholders’ equity.
     Our debt-to-assets ratio was 3.8% at the end of 2007, compared to 24.3% and 31.4% at the end of 2006 and 2005, respectively. Our debt-to-equity ratio was 4.0% at the end of 2007, compared to 32.1% and 45.7% at the end of 2006 and 2005, respectively. The sum of our long-term and short-term interest bearing debt was less than the amount of our cash and cash equivalents and short-term bank deposits by RMB3.46 billion as of December 31, 2007, while the sum of our long-term and short-term interest bearing debt exceeded the amount of our cash and cash equivalents and short-term bank deposits by RMB13.21 billion as of December 31, 2006. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs.
     Our outstanding short-term and long-term bank loans, denominated in RMB, the HK dollar or the U.S. dollar, was RMB3.85 billion at the end of 2007, compared to RMB8.12 billion and RMB17.54 billion at the end of 2006 and 2005, respectively. The decrease in 2007 was primarily due to our repayment of prior bank loans without incurring any additional bank loans in 2007 and the decrease in 2006 was primarily due to repayments of RMB8.91 billion in short-term bank loans and RMB10.76 billion in long-term bank loans, which was partially offset by RMB2.14 billion in short-term bank loans and RMB1.35 billion in long-term bank loans. Our long-term bank loans generally bear floating interest rates that range from US$ London Inter-Bank Offered Rate, or LIBOR, plus 0.35% to 0.44% per annum in 2007 with maturity through 2010. The loan agreements do not include financial performance or other covenants which materially restrict our operations or those of CUCL, our principal operating subsidiary in China. As of December 31, 2007, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.
     We finance a portion of our business operations and capital expenditures with short-term and long-term debt. We have established and maintained high credit ratings among PRC financial institutions. In view of our creditworthiness and the current availability of funds in China, we believe that we are able to continue to obtain sufficient financing from PRC financial institutions.
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
     In March 2006, CUCL completed an offering of short-term bonds of RMB1.00 billion with a maturity period of 365 days, which were fully repaid in March 2007. In July 2006, CUCL completed another offering of short-term bonds in an aggregate amount of RMB6.00 billion, consisting of three tranches of RMB2.00 billion each, with a maturity period of 180 days, 270 days and 365 days, respectively. All three tranches were fully repaid in 2007. As of December 31, 2007, we had no outstanding short-term bonds. As a result, our fixed rate debt obligation as of December 31, 2007 was RMB0.2 billion.
     On June 20, 2006, we and SKT entered into a subscription agreement whereby SKT agreed to subscribe for US$1 billion zero coupon convertible bonds due 2009 to be issued by us. On July 5, 2006, we and SKT completed the issuance and subscription, respectively, of the convertible bonds. Subject to certain adjustments pursuant to the terms of the convertible bonds, such bonds can be converted into our ordinary shares one year after the issuance at an initial conversion price of HK$8.63 (US$1.11) per share, representing a 28.8% premium over the closing price of our ordinary shares on the Hong Kong Stock Exchange on June 20, 2006. Assuming a full conversion of the convertible bonds at this initial conversion price, the bonds would be convertible into 899,745,075 ordinary shares, representing approximately 7.15% of our issued and outstanding share capital as of June 20, 2006 and approximately 6.67% of our enlarged issued and outstanding share capital as of June 20, 2006. Unless previously redeemed, converted or purchased and cancelled pursuant to the terms of the convertible bonds, we would redeem all the outstanding bonds at 104.26% of their principal amount on July 5, 2009. In addition, the holder of such bonds, with prior written notice to us, may require us to redeem, on July 5, 2008, all or a portion of their bonds at 102.82% of the principal amount of the convertible bonds to be redeemed. The proceeds from this issuance of the convertible bonds have been used for the repayments of our long-term loans and other general corporate purposes. In August 2007, SKT exercised its conversion rights to convert the US$1 billion zero coupon convertible bonds in full into 899,745,075 shares.
     Contractual Obligations and Commercial Commitments
     The following table sets forth the amount of our outstanding contractual cash obligations as of December 31, 2007.

	Payments Due by Period (RMB in millions)
		Due in	Due in	Due in	Due in	Due in	Due after
Contractual Obligations	Total	2008	2009	2010	2011	2012	2012
Long-term bank loans(1)	3,852	2,191	—	1,661	—	—	—
Finance lease obligations(2)	6	2	2	1	—	1	—
Interest payment obligations on bank loans	315	169	81	65	—	—	—
Capital commitments(3)	5,633	5,633	—	—	—	—	—
Operating leases(3)
CDMA network capacity leasing arrangement(4)	7,543	7,543	—	—	—	—	—
Others	4,867	974	827	771	369	186	1,740
Other commitments(3) (5)	2,435	2,435	—	—	—	—	—

Total obligations	24,651	18,947	910	2,498	369	187	1,740

(1)	See Note 17 “Long-term Bank Loans” to our consolidated financial statements.

(2)	See Note 19 “Obligations Under Finance Leases” to our consolidated financial statements.

(3)	See Note 34 “Contingencies and Commitments” to our consolidated financial statements.

(4)	We entered into the CDMA network capacity leasing arrangement with Unicom Group and its subsidiary Unicom New Horizon through our wholly-owned subsidiaries, CUCL (including Unicom New Century, which was merged into CUCL on July 20, 2004, and Unicom New World, which was merged into CUCL on September 1, 2005) in our cellular service areas. See Note 34.2 “Contingencies and Commitments — Operating Lease Commitments” to our consolidated financial statements for details.

(5)	Other commitments represented our commitment to purchase CDMA handsets from vendors. See Note 34.3 “Contingencies and Commitments — Commitment to purchase CDMA Handsets” to our consolidated financial statements for details.
     Off-balance Sheet Arrangements
     As of December 31, 2007, except for the operating lease for CDMA network capacity set forth above in “— Contractual Obligations and Commercial Commitments,” we did not have any other off-balance sheet arrangements.
     We operate our CDMA cellular business based on the CDMA network capacity we have leased from Unicom New Horizon, a wholly-owned subsidiary of Unicom Group. Such CDMA network capacity leasing arrangement is important to us in respect of our liquidity, capital resources, market risk support and credit risk support. The details of the CDMA network capacity leasing arrangement are described in “B. Business Overview — Cellular Services — CDMA Cellular Services — Our Lease of CDMA Networks from Unicom Group” under Item 4; “Critical Accounting Policies — Lease of CDMA Network Capacity”

under Item 5; “B. Related Party Transactions — Leasing of CDMA Network Capacity” under Item 7 and Note 4.2(c) “Lease of CDMA network capacity” and Note 34.2 “Contingencies and Commitments — Operating Lease Commitments” to our consolidated financial statements. On June 2, 2008, we, CUCL and China Telecom entered into a framework agreement to sell our CDMA business to China Telecom. In addition, we have been notified by Unicom Group that, on June 2, 2008, Unicom Group, Unicom New Horizon and China Telecommunications Corporation entered into a framework agreement, which sets out the key terms and conditions on which Unicom Group and Unicom New Horizon will sell their CDMA cellular telecommunications network, to China Telecommunications Corporation. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions — Proposed Disposal of CDMA Business” under Item 4.
     Capital Expenditures
     The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the years ended December 31,
	2006	2007	2008
	(RMB in billions)
Cellular	10.84	16.49	18.70
Long distance, data and Internet	1.44	0.72	1.10
Transmission network(1)	3.70	4.25	4.80
Others(2)	5.81	4.26	6.35
Total	21.79	25.72	30.95

(1)	Expenditures on transmission network refer to investment in the inter-province and intra-province backbone transmission network, the local network and the access network.

(2)	Other expenditures represent investment in billing, customer service and information systems, office buildings, construction of integrated access network and miscellaneous items.
     Capital expenditures in 2007 totaled RMB25.72 billion. Capital expenditures attributable to the GSM cellular business, the long distance, data and Internet businesses, the transmission network and other projects were RMB16.49 billion, RMB0.72 billion, RMB4.25 billion, and RMB4.26 billion, respectively. Expenditures for other projects were mainly related to the setup of the billing, customer service and information system, office building, construction of integrated access network and miscellaneous purchases.
     Our projected capital expenditure for 2008 is RMB30.95 billion, a significant portion of which will be used for the GSM cellar business to improve the quality of network coverage and the infrastructure for a value-added business platform.
     We expect to fund our capital expenditure needs through cash generated from operating activities or a combination of cash generated from operating activities, short-term and long-term borrowings and other debt and equity financing. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition and growth prospects will be adversely affected.” under Item 3.
US GAAP Reconciliation
     Our consolidated financial statements are prepared in accordance with HKFRS, which differs in certain material respects from US GAAP. Differences relate primarily to the effect of the acquisitions of Unicom New Century, Unicom New World and Unicom International, the convertible bonds, employees’

housing benefits, revaluation of properties performed in connection with the reorganization, capacity transaction of leased lines and recognition of employee compensation costs under our share options scheme, the capitalized rental cost during the construction period and related deferred tax effects. Reconciliation between HKFRS and US GAAP which affect our net income and shareholders’ equity arising from the aforementioned differences are included in Note 38 to the consolidated financial statements included in this annual report. In addition, additional disclosures on the condensed financial information under US GAAP, including condensed statements of income, changes in shareholders’ equity and cash flow information, as well as condensed balance sheets information which has been restated for relevant periods presented to reflect the impact of the effects of the acquisitions of Unicom New Century, Unicom New World, Unicom International and Unicom Guizhou under common control are included in Note 38 to the consolidated financial statements presented in this annual report.
Item 6. Directors, Senior Management and Employees
A.	Directors and Senior Management
     The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Chang Xiaobing	51	Chairman of the Board of Directors; Executive Director; Chief Executive Officer
Shang Bing(1)	52	Executive Director; President
Tong Jilu	50	Executive Director; Chief Financial Officer
Yang Xiaowei(2)	44	Executive Director; Vice President
Li Zhengmao(3)	46	Executive Director; Vice President
Li Gang	50	Executive Director; Vice President
Zhang Junan	51	Executive Director; Vice President
Miao Jianhua(4)	56	Executive Director
Lu Jianguo	62	Non-Executive Director
Lee Suk Hwan	47	Non-Executive Director
Wu Jinglian	78	Independent Non-Executive Director
Shan Weijian	54	Independent Non-Executive Director
Linus Cheung Wing Lam	60	Independent Non-Executive Director
Wong Wai Ming	50	Independent Non-Executive Director

1.	Mr. Shang resigned as an Executive Director and President of the Company on May 23, 2008.

2.	Mr. Yang resigned as an Executive Director and Vice President of the Company on May 23, 2008.

3.	Mr. Li resigned as an Executive Director and Vice President of the Company on May 23, 2008.

4.	Mr. Miao resigned as an Executive Director of the Company on May 23, 2008.
     Chang Xiaobing was appointed in December 2004 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received a master’s degree in business administration from Tsinghua University in 2001. He received a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining China United Telecommunications Corporation, or Unicom Group, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu

Province and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the former Ministry of Information Industry, as well as Vice President of China Telecom. Mr. Chang was appointed the Chairman of Unicom Group in November 2004. He also serves as the Chairman of the China United Telecommunications Corporation Limited, or A Share Company, and China Unicom Corporation Limited, or CUCL, respectively. Mr. Chang has over 25 years of operational and managerial experience in the telecommunications industry in China.
     Shang Bing was appointed in November 2004 as an Executive Director and President of the Company. Mr. Shang, a senior economist, graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University in 2002. He received a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. From 1986 to 1998, Mr. Shang served as a Director of the Industrial Technology Development Centre in Liaoning Province, and a Deputy General Manager and General Manager of the Economic and Technological Development Company in Liaoning Province. Mr. Shang joined Unicom Group in August 1998. From 1998 to 2001, Mr. Shang served as a Deputy General Manager and General Manager of Unicom Group Liaoning Branch. Mr. Shang was appointed a Vice President of Unicom Group in March 2001 and also became a Director of Unicom Group in September 2003. Mr. Shang was appointed the President of Unicom Group in November 2004. At present, Mr. Shang is also a Director and President of the A Share Company and CUCL. Mr. Shang has extensive management experience and knowledge in telecommunications operations. Mr. Shang resigned as an Executive Director and President of the Company on May 23, 2008.
     Tong Jilu was appointed in February 2004 as an Executive Director and Chief Financial Officer of the Company. He assists the President in handling issues relating to finance. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a master’s degree in business administration from the Australian National University in 2002 and is an Executive Director of the Association of Chief Accountants and Vice Chairman of the Internal Audit Association of China. From August 1989 to October 1999, he served first as a Deputy Director, a Director and later as a Deputy Director General of the Finance Bureau of the Posts and Telecommunications Administration of Liaoning Province. From November 1999 to June 2000, Mr. Tong served as a Deputy Director General of the Posts Office of Liaoning Province. Mr. Tong joined Unicom Group in July 2000 and served as Chief Accountant of Unicom Group from July 2000 to February 2001. Since March 2001, Mr. Tong has served as a Vice President of Unicom Group. Mr. Tong has served as a Director of the Unicom Group since September 2003 and the Chief Accountant of the Unicom Group since December 2004. Mr. Tong is also a Director in the A Share Company and a Director and Vice President of CUCL. Mr. Tong has extensive experience in management of telecommunications companies and finance management of listed companies.
     Yang Xiaowei was appointed in April 2006 as an Executive Director and Vice President of the Company. Mr. Yang, a senior engineer, received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. From December 1992 to January 2002, Mr. Yang held the positions of Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang joined the Unicom Group in January 2002 and served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group. Mr. Yang has been a Vice President of the Unicom Group since December 2003 and a Director of the Unicom Group since December 2004. Mr. Yang is also a Director and a Vice President of CUCL and the Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd. Mr. Yang has

extensive experience in management and the telecommunications industry. Mr. Yang resigned as an Executive Director and Vice President of the Company on May 23, 2008.
     Li Zhengmao was appointed in April 2006 as an Executive Director and Vice President of the Company. He received a doctor’s degree in communications and electronic engineering from the Southeast University in 1988. From 1992 to 1994, he was a Professor of the University of Electronic Science and Technology of China. Mr. Li joined the Unicom Group in August 1994 and held various positions in the Unicom Group, including Deputy Head of the Network Technology Department, Head of the Wireless Communication Department, Head of the Technology Department and Deputy Chief Engineer. From April 2000 to May 2002, he was an Executive Director and a Vice President of the Company. From May 2002 to December 2003, he was General Manager of the Yunnan branch of the Unicom Group. Mr. Li has been a Vice President of the Unicom Group since December 2003 and has been a Director of the Unicom Group since December 2004. Mr. Li serves as a Director and a Vice President of CUCL, as well as the Chairman of Unisk (Beijing) Information Technology Co. Ltd. and Unicom-BREW Telecommunications Technologies Ltd. Mr. Li has extensive experience in engineering technology and business operations. Mr. Li resigned as an Executive Director and Vice President of the Company on May 23, 2008.
     Li Gang was appointed in April 2006 as an Executive Director and Vice President of the Company. Mr. Li, a senior engineer, graduated from Beijing University of Posts and Telecommunications in 1985 and received a master’s degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Vice Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Ltd. and as the Chairman and General Manager of Beijing Mobile Communication Co., Ltd. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined the Unicom Group in December 2005 and is currently a Vice President of the Unicom Group. Mr. Li is also a Director and Vice President of CUCL and a Chairman of Unicom Xin Guo Xin Communications Ltd. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.
     Zhang Junan was appointed in April 2006 as an Executive Director and Vice President of the Company. Mr. Zhang, a senior engineer, graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master’s degree in business administration from the Australian National University in 2002. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Ltd. Mr. Zhang joined the Unicom Group as a Vice President in December 2005. Mr. Zhang also serves as a Director and Vice President of CUCL. In addition, Mr. Zhang currently serves as a non-executive director of China Communications Services Corporation Limited. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.
     Miao Jianhua was appointed in July 2007 as an Executive Director of the Company. Mr. Miao holds a master’s degree in management from the Australian National University. Prior to June 1997, Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as Director of the Inspection Bureau of the former MPT and the former Ministry of Information Industry from 1997 to early 2002. From June 2002 to November 2005, Mr. Miao served as the General

Manager of the Human Resources Department of China Network Communications Group Corporation, or Netcom Group, and China Netcom Group Corporation (Hong Kong) Limited, or China Netcom. Mr. Miao also served as the Assistant to the President of Netcom Group from September 2003 to November 2005. Mr. Miao was an Executive Director of China Netcom from October 2004 to July 2007, and served as the Joint Company Secretary of China Netcom from December 2005 to December 2006. From July 2007, Mr. Miao has held a senior managerial position in Unicom Group. Mr. Miao has extensive experience in working for the government and enterprises and in management. Mr. Miao resigned as an Executive Director of the Company on May 23, 2008.
     Lu Jianguo was appointed in April 2006 as a Non-Executive Director of the Company. Mr. Lu, an engineer, graduated from the PLA Air Force Academy of Engineering in 1968 majoring in radio. From 1988 to 1994, he served as a Director of Beijing Long Distance Call Bureau, a Deputy Director-General of the Communication Department of the Posts and Telecommunications Ministry, and a Deputy Director of the Office of State Radio Regulatory Commission. Mr. Lu served as a Vice President of the Unicom Group from October 1994 to December 2005 and as a Director of the Unicom Group from February 2000 to December 2005 and is currently also a Director of the A Share Company. Mr. Lu is experienced in telecommunications operations and has extensive management experience.
     Lee Suk Hwan was appointed in October 2007 as a Non-Executive Director of the Company. Mr. Lee graduated from the Korea University and received a bachelor’s degree in Economics. From 1986 to 1994, Mr. Lee worked for SKC Co., Ltd. and TaeHan Telecom Co., Ltd., or TaeHan Telecom, in planning and strategies related positions and served as department general manager of TaeHan Telecom. Mr. Lee joined SK Telecom Co., Ltd., or SKT, in 1994 and served in a number of marketing and sales positions. From 1999 to 2006, he was Managing Director and Heads of Business Division, Marketing Strategies Division and Internet & Value Added Service Strategies Division. From January 2006 to date, he has been Senior Vice President of SKT. In addition to being the Head of China Business Group of SKT, Mr. Lee also serves as Chairman and Chief Executive Officer at SK Telecom (China) Holding Co., Ltd. (a subsidiary of SKT incorporated in the PRC). Mr. Lee has worked in the telecommunications industry for a long period of time and has extensive management experience.
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
     Shan Weijian was appointed in May 2003 as an Independent Non-Executive Director of the Company. Mr. Shan is a Partner of TPG Capital Limited. Mr. Shan serves on the boards of BOC Hong Kong (Holdings) Limited, Lenovo Group Limited and TCC International Holdings Limited, among others. Before joining TPG, Mr. Shan was a Managing Director of J.P. Morgan. Prior to that, he taught at the Wharton School of Business at the University of Pennsylvania. His earlier employers included the World Bank, Graham and James (a law firm based in San Francisco), and the University of International Business and Economics in Beijing, China. Mr. Shan received a Ph.D. degree from the University of California, Berkeley.
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
     Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Senior Vice President and Chief Financial Officer of Lenovo Group Limited. He is an Independent Non-Executive Director of I.T Limited. Mr. Wong is also Non-Executive Director of Linmark Group and Kingsoft Corporation Limited. Prior to his current executive position at Lenovo Group Limited, Mr. Wong was a Chief Executive Officer and Executive Director of Roly International Holdings Ltd and an Executive Director of Linmark Group. Mr. Wong was previously an investment banker with over 15 years of experience in the investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.
B.	Compensation
     The aggregate compensation and other benefits paid by us to our directors and executive officers as a group in 2007 was approximately RMB26.20 million, while retirement benefits paid by us were approximately RMB0.17 million. Each of our executive directors and executive officers participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. Some of our directors also hold options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option schemes and options granted to our directors and executive officers as well as compensation for the year 2007.
C.	Board Practices
General
     Pursuant to our Articles of Association, at each annual general meeting, one-third of our directors retire from office by rotation. The retiring Directors are eligible for re-election. The Board may at any time appoint a new director to fill a vacancy or as an additional director. The Board may also appoint and remove our executive officers. No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreements, except certain statutory compensation. The following table sets forth certain information concerning our current directors and former directors who served as directors in 2007.

Name	Appointment Date	Re-appointment Date	Resignation Date
Current Directors

Chang Xiaobing	December 21, 2004	May 12, 2006	—

Shang Bing	November 5, 2004	May 12, 2005 and May 11, 2007	May 23, 2008

Name	Appointment Date	Re-appointment Date	Resignation Date

Tong Jilu	February 1, 2004	May 12, 2004 May 12, 2006 and May 16, 2008	—

Yang Xiaowei	April 1, 2006	May 12, 2006 and	May 23, 2008
May 11, 2007

Li Zhengmao	April 1, 2006	May 12, 2006 and May 16, 2008	May 23, 2008

Li Gang	April 1, 2006	May 12, 2006 and May 16, 2008	—

Zhang Junan	April 1, 2006	May 12, 2006	—

Miao Jianhua	July 12, 2007	May 16, 2008	May 23, 2008

Lu Jianguo	April 1, 2006	May 12, 2006	—

Lee Suk Hwan	October 23, 2007	May 16, 2008	—

Wu Jinglian	April 20, 2000	May 13, 2002, May 12, 2004, May 12, 2005 and May 11, 2007	—

Shan Weijian	May 12, 2003	May 12, 2005 and May 11, 2007	—

Linus Cheung Wing Lam	May 12, 2004	May 12, 2006 and May 16, 2008	—

Wong Wai Ming	January 19, 2006	May 12, 2006	—

Former Directors

Li Jianguo	April 1, 2006	May 12, 2006 and May 11, 2007	July 9, 2007
Audit Committee
     The audit committee reviews and supervises our financial reporting process and internal financial controls. The duties of the audit committee include, among others:
•	considering and approving the appointment, resignation and removal of our external auditor and the auditor’s fees;

•	reviewing our interim and annual financial statements and disclosures before submission to the board of directors;

•	discussing with the auditor any problems and reservations arising from the audit of the interim and annual financial statements;

•	reviewing any correspondence from the auditor to the management and the responses of the management;

•	reviewing the relevant reports concerning our internal controls and procedures;

•	pre-approving the audit and non-audit services to be provided by the external auditor, and determining whether any non-audit services would affect the independence of the auditor;

•	discussing with the management the timing and procedures for the rotation of the partner of the auditing firm responsible for the audit of our company and the partner responsible for the review of audit-related documents;

•	supervising the internal audit department, which will directly report to the committee; and

•	having the right to approve the appointment or removal of the head of internal audit department.
     As of May 31, 2008, the members of the audit committee are Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Wu Jinglian, Mr. Shan Weijian and Mr. Linus Cheung Wing Lam.
Remuneration Committee
     The remuneration committee meets regularly to consider human resources issues, issuance of share options and other matters relating to compensation. In particular, the remuneration committee makes recommendations to the Board on directors’ compensation. The primary duties of the remuneration committee are to make recommendations to the Board regarding the remuneration structure of the executive directors and senior management and to determine specific remuneration packages for the executive directors and senior management on behalf of the Board. The remuneration committee is also responsible for operating our employee share option scheme and any other incentive scheme as they apply to the executive directors, including determining the granting of options to executive directors. As of May 31, 2008, the members of the remuneration committee are Mr. Wu Jinglian (Chairman of the remuneration committee), Mr. Lu Jianguo and Mr. Linus Cheung Wing Lam.
D.	Employees
     As of December 31, 2005, 2006 and 2007, we had 53,070, 53,387 and 56,909 employees, respectively. The employees as of December 31, 2007 are classified by function as follows:

Number of
By Function	Employees
Management and administration	8,965
Other general administration	8,385
Marketing and sales	20,249
Technical, engineering and network maintenance	14,761
Retail and customer service	4,138
General support	411

Total	56,909

Number of
By Business Segment	Employees
Cellular	49,253
GSM	32,037
CDMA	17,216
Long distance	2,490
Data and Internet	5,166

Total	56,909

     As of December 31, 2007, we also employed approximately 60,000 temporary employees.
     On June 2, 2008, we, CUCL and China Telecom entered into a framework agreement to sell our CDMA business to China Telecom, which will include transfer of certain numbers of our employees to China Netcom. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions — Proposed Disposal of CDMA Business” under Item 4 and our related announcement dated June 2, 2008, a copy of which is filed as an exhibit to this annual report on Form 20-F.
E.	Share Ownership
     As of May 31, 2008, our directors and executive officers as a group do not own any shares in our company.
     As of May 31, 2008, our directors and executive officers as a group hold options for 5,442,000 shares, or around 0.06% of our issued and outstanding share capital, including the following options granted under our pre-global offering share option scheme and share option scheme:
Options granted under the share option scheme

						Compensation for
	Capacity and	Number of		Exercise	Consideration	2007
Name	Nature	Shares Covered	Expiration Date	Price	Paid	(RMB)
Chang Xiaobing	Beneficial Owner	526,000	December 20, 2010	HK$6.20	HK$1.00	4,713,000
	(Personal)	800,000	February 14, 2012	HK$6.35	HK$1.00
Shang Bing(1)	Beneficial Owner	292,000	July 19, 2010	HK$5.92	HK$1.00	4,004,000
	(Personal)	128,000	December 20, 2010	HK$6.20	HK$1.00
		700,000	February 14, 2012	HK$6.35	HK$1.00
Tong Jilu	Beneficial Owner	292,000	June 22, 2010	HK$15.42	HK$1.00	3,194,000
	(Personal)	92,000	July 19, 2010	HK$5.92	HK$1.00
		500,000	February 14, 2012	HK$6.35	HK$1.00
	Beneficial Owner	32,000	July 19, 2010	HK$5.92	HK$1.00
	(Spouse)	40,000	February 14, 2012	HK$6.35	HK$1.00
Yang Xiaowei(2)	Beneficial Owner	292,000	July 19, 2010	HK$5.92	HK$1.00	2,567,000
	(Personal)	500,000	February 14, 2012	HK$6.35	HK$1.00
Li Zhengmao(3)	Beneficial Owner	500,000	February 14, 2012	HK$6.35	HK$1.00	2,567,000
	(Personal)
Li Gang	Beneficial Owner	500,000	February 14, 2012	HK$6.35	HK$1.00	2,543,000
	(Personal)
Zhang Junan	Beneficial Owner	500,000	February 14, 2012	HK$6.35	HK$1.00	2,543,000
	(Personal)
Miao Jianhua(4)	—	—	—	—	—	1,006,000
Lu Jianguo	Beneficial Owner	292,000	July 19, 2010	HK$5.92	HK$1.00	734,000
	(Personal)	500,000	February 14, 2012	HK$6.35	HK$1.00
Wu Jinglian	Beneficial Owner	292,000	May 20, 2009	HK$4.30	HK$1.00	408,000
	(Personal)	292,000	July 19, 2010	HK$5.92	HK$1.00
Lee Suk Hwan(5)	—	—	—	—	—	54,000
Shan Weijian	Beneficial Owner	292,000	May 20, 2009	HK$4.30	HK$1.00	370,000
	(Personal)	292,000	July 19, 2010	HK$5.92	HK$1.00

						Compensation for
	Capacity and	Number of		Exercise	Consideration	2007
Name	Nature	Shares Covered	Expiration Date	Price	Paid	(RMB)
Linus Cheung Wing Lam	—	—	—	—	—	389,000
Wong Wai Ming	—	—	—	—	—	375,000
Li Jianguo(6)	Beneficial Owner	292,000	June 22, 2010	HK$15.42	HK$1.00	900,000
	(Personal)	292,000	July 19, 2010	HK$5.92	HK$1.00
		500,000	February 14, 2012	HK$6.35	HK$1.00

(1)	Mr. Shang resigned as an Executive Director and President of the Company on May 23, 2008. The number of options indicated represents the number of options held by Mr. Shang as of the date of resignation.

(2)	Mr. Yang resigned as an Executive Director and Vice President of the Company on May 23, 2008. The number of options indicated represents the number of options held by Mr. Yang as of the date of resignation.

(3)	Mr. Li resigned as an Executive Director and Vice President of the Company on May 23, 2008. The number of options indicated represents the number of options held by Mr. Li as of the date of resignation.

(4)	Mr. Miao was appointed as Executive Director of our company on July 12, 2007 and resigned as an Executive Director on May 23, 2008.

(5)	Mr. Lee was appointed as Non-Executive Director of our company on October 23, 2007.

(6)	Ms. Li resigned as Executive Director of our company on July 9, 2007. The number of options indicated represents the number of options held by Ms. Li as of the date of resignation.
Options granted under the pre-global offering share option scheme

	Capacity and	Number of Shares
Name	Nature	Covered	Expiration Date	Exercise Price	Consideration Paid
Shang Bing(1)	Beneficial Owner	204,400	June 21, 2010	HK$15.42	HK$1.00
	(Personal)
Li Zhengmao	Beneficial Owner	292,600	June 21, 2010	HK$15.42	HK$1.00
	(Personal)
Lu Jianguo	Beneficial Owner	292,600	June 21, 2010	HK$15.42	HK$1.00
	(Personal)

(1)	Mr. Shang resigned as an Executive Director and President of the Company on May 23, 2008. The number of options indicated represents the number of options held by Mr. Shang as of the date of resignation.
Stock Incentive Schemes
     We retained a compensation consulting firm to help us design stock incentive schemes that align the interests of our management and employees with those of our shareholders and link their compensation with our operating results and share performance.
     Share Option Scheme. We adopted a share option scheme on June 1, 2000 and amended the scheme on May 13, 2002 and May 11, 2007, respectively. The amended scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of share options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. We plan to grant options that cover a total number of ordinary shares not exceeding 10% of the total number of our issued and outstanding shares as of May 13, 2002. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the nominal value of the shares; (ii) the closing price of the shares on the Hong Kong Stock Exchange on the grant date in respect of such option; and (iii) the average closing price of the shares on the

Hong Kong Stock Exchange for the five trading days immediately preceding the grant date. As of May 31, 2008, 211,652,000 options granted by us were outstanding and held by 7 directors and approximately 2,900 of our employees. As of May 31, 2008, 1,766,000 options with an exercise price of HK$15.42, 32,083,200 options with an exercise price of HK$6.18, 92,096,800 options with an exercise price of HK$4.3, 366,000 options with an exercise price of HK$4.65, 66,568,000 options with an exercise price of HK$5.92 and 10,058,000 options with an exercise price of HK$6.35 had been exercised.
     Pre-Global Offering Share Option Scheme. We also adopted a pre-global offering share option scheme on June 1, 2000 and amended the scheme on May 13, 2002 and May 11, 2007, respectively. As of May 31, 2008, 16,977,600 options granted by us were outstanding and held by 2 directors and approximately 250 of our employees. We do not expect to grant further options under this scheme. The amended terms of the pre-global offering share option scheme are substantially the same as the share option scheme, except for the following:
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
     As of May 31, 2008, 6,396,800 options granted under this scheme had been exercised.
Item 7. Major Shareholders and Related Party Transactions
A.	Major Shareholders
     As of May 31, 2008, our controlling shareholder, Unicom Group, through its 17.90% direct interest in Unicom BVI, and its majority-owned subsidiary, China United Telecommunications Corporation Limited, which in turn holds 82.10% of Unicom BVI, beneficially owned approximately 9,725 million shares of Unicom, or 71.18% of our total outstanding shares. See “A. History and Development of the Company” under Item 4 above. Unicom Group’s shares are held by the SASAC and a group of thirteen companies, most of which are state-owned enterprises in China. Shares beneficially owned by Unicom Group do not carry voting rights different from our other issued shares. In addition, we were 6.59% owned by SKT, which became our shareholder upon its conversion of its US$1 billion zero coupon convertible bonds in August 2007.
     As of May 31, 2008, most of our shareholders of record were located outside of the United States. In addition, as of May 31, 2008, there were approximately 50 million ADSs outstanding, each representing 10 shares and together representing 3.67% of our total outstanding shares or 12.75% of our total outstanding shares not beneficially owned by our controlling shareholder.
     If the proposed merger between us and China Netcom becomes effective, we will issue a significant number of additional shares to shareholders of China Netcom in exchange for their shares in China Netcom, and, as a result, such shareholders will become our shareholders. See “A. History and Development of the Company — Recent Developments — Proposed Merger between Us and China Netcom by Way of a Scheme of Arrangement” under Item 4.

B. Related Party Transactions
     Principal transactions between us and our controlling shareholder, Unicom Group, include the following categories:
•	leasing of CDMA network capacity by us from Unicom Group and related interconnection arrangements;

•	provision of ongoing telecommunications and ancillary services and premises;

•	agreements relating to the acquisition of Unicom Guizhou from Unicom Group;

•	agreements relating to the acquisition of Unicom International from Unicom Group;

•	agreements relating to the acquisition of Unicom New World from Unicom Group and the sale of Guoxin Paging to Unicom Group;

•	agreements relating to the restructuring in connection with the acquisition of Unicom New Century from Unicom Group; and

•	agreements relating to the restructuring in connection with our initial public offering.
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
     We were responsible for the operation, management and maintenance of the CDMA network in accordance with the relevant requirements of the Old CDMA Leases and had the exclusive right to provide CDMA services in our cellular service areas. All revenue, including airtime charges, monthly subscription fees, interconnection charges, income from sales of UIM cards and handsets and other income generated from or in connection with the operation of the CDMA network, belonged to us. All costs of operating and managing the CDMA network and all maintenance costs of a non-capital nature should be borne by us, except that constructed capacity-related costs (i.e. those costs of operating and managing the CDMA network which related directly to the constructed capacity on the CDMA network, including the rental fees for stations and base stations and related expenses including water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as maintenance costs of a non-capital nature) should be borne by us only to the extent that such part of the costs that corresponded to the proportion of capacity actually leased under the Old CDMA Leases. Such part of the Constructed Capacity Related Costs that corresponded to the proportion of capacity not actually leased under the Old CDMA Leases should be borne by Unicom New Horizon.
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
     2005 CDMA Lease
     On March 24, 2005, we entered into a 2005 CDMA lease agreement, or 2005 CDMA Lease, with Unicom Group and its subsidiary Unicom New Horizon, to replace the Old CDMA Lease. The 2005 CDMA Lease has an initial term of two years commencing January 1, 2005 and may be renewed at our option. The length of each renewed term shall be agreed by all parties to the 2005 CDMA Lease.
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
     In the above formula, “number of our CDMA subscribers affected by the delay” shall be confirmed by us on the basis of substantive evidence, and “ARPU of CDMA subscribers” shall be the average monthly ARPU figure of the CDMA subscribers in the relevant areas for the three months immediately prior to the delay, as calculated and confirmed by us.
     The proportion of the constructed capacity-related costs to be borne by us shall be calculated by reference to the actual amount of capacity leased by us, which is calculated based on the actual number of our cumulative CDMA subscribers at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total amount of capacity (expressed in terms of the number of subscribers) constructed on the CDMA network.
     The other key terms of the 2005 CDMA Lease, including exclusive operating rights, purchase option, guarantee and indemnity, are substantially similar to those of the Old CDMA Leases.
     In 2006, our total lease fee payment under the 2005 CDMA Lease was RMB8.26 billion.

     2006 CDMA Lease
     On October 26, 2006, we entered into a new CDMA lease agreement, or 2006 CDMA Lease, with Unicom Group and its subsidiary, Unicom New Horizon, to replace the 2005 CDMA Lease, which was due to expire by the end of 2006. The 2006 CDMA Lease has an initial term of one year commencing on January 1, 2007 and we extended it to December 31, 2008 by giving Unicom New Horizon a prior written notice in June 2007, pursuant to the 2006 CDMA Lease. The 2006 CDMA Lease may be renewed at our option. The length, the lease fee and the minimum annual lease fee of each renewed term shall be agreed upon by all parties to the 2006 CDMA Lease.
     Under the 2006 CDMA Lease, Unicom New Horizon has agreed to lease all constructed capacity of its CDMA network to us, and the lease fee for the CDMA network would be as follows:
•	31% of the audited service revenue generated by our CDMA business for each of the years 2007 and 2008; or

•	30% of the audited service revenue generated by our CDMA business for the year 2007 or 2008, where our audited CDMA income before taxation for the relevant year is less than our audited CDMA income before taxation for the year 2006;
provided that the annual lease fee may not be less than a certain minimum level. The minimum lease fee for 2007 shall be 90% of the total amount of lease fee paid by us to Unicom New Horizon pursuant to the 2005 CDMA Leases for 2006. The minimum lease fee for 2008 shall be 90% of the total amount of lease fee paid by us to Unicom New Horizon pursuant to the 2006 CDMA Lease for 2007. The lease fee arrangements for any renewed term of the 2006 CDMA Lease will be subject to negotiations among the parties to the 2006 CDMA Lease. In 2007, our total lease fee payment under the 2006 CDMA Lease was RMB8.38 billion.
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
     In the above formula, the “number of our CDMA subscribers affected by the delay” shall be confirmed by us on the basis of substantive evidence, and “ARPU of CDMA subscribers” shall be the average monthly ARPU figure of the CDMA subscribers in the relevant areas for the three months immediately prior to the delay, as calculated and confirmed by us.
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
     On June 2, 2008, we, CUCL and China Telecom entered into a framework agreement to sell our CDMA business to China Telecom. In addition, we have been notified by Unicom Group that, on June 2, 2008, Unicom Group, Unicom New Horizon and China Telecommunications Corporation entered into a framework agreement, which sets out the key terms and conditions on which Unicom Group and Unicom New Horizon will sell their CDMA network, to China Telecommunications Corporation. See “A. History and Development of the Company — Recent Developments — Proposed Disposal of Our CDMA Business to China Telecom and Related Transactions — Proposed Disposal of CDMA Business” under Item 4. and our related announcement dated June 2, 2008, a copy of which is filed as an exhibit to this annual report on Form 20-F.
Provision of Ongoing Telecommunications and Ancillary Services and Premises
     We had entered into a number of service arrangements with Unicom Group and/or its subsidiaries with respect to provision of ongoing telecommunications and ancillary services between Unicom Group and us, including supply of international telecommunications network gateway services, supply of various telephone cards, supply of equipment procurement services, supply of value-added services to cellular subscribers, supply of customer services, supply of agency services, leasing of transmission line capacity and interconnection arrangements, as well as provision of premises.
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
     On October 26, 2006, we and Unicom Group entered into a new comprehensive services agreement, or the 2006 Comprehensive Services Agreement, to replace the 2005 Comprehensive Services Agreement, the 2005 Comprehensive Operator Services Agreement and the 2005 Guoxin Premises Leasing Agreement. The 2006 Comprehensive Services Agreement has an initial term of three years from January 1, 2007 and is renewable for three-year terms at our option. In 2007, our total payment under the 2006 Comprehensive Services Agreement was RMB2.21 billion.
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

     The 2006 Comprehensive Services Agreement, which replaced the service agreement entered in 2000, contains similar terms with respect to the supply of international telecommunications network gateway services.
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
     The 2006 Comprehensive Services Agreement, which replaced the previous telephone card supply arrangements, contains similar terms with respect to the supply of telephone cards.
     Supply of Equipment Procurement Services
     Prior to the restructuring in connection with our initial public offering, Unicom Import and Export Co. Ltd., a 95.0% direct subsidiary of Unicom Group, handled most procurement of foreign and domestic telecommunications equipment and other materials required for construction of Unicom Group’s networks. Each of CUCL, Unicom New Century and Unicom New World previously entered into a services agreement with Unicom Group, dated May 25, 2000, November 20, 2002 and November 20, 2003, respectively, to provide for this procurement service arrangement under which we were allowed to continue to use Unicom Group’s procuring service at the rate of:
•	0.7% of the contract value in the case of imported equipment; or

•	0.5% of the contract value in the case of domestic equipment.
     These three agreements were amended on November 22, 2004 so that with effect from July 1, 2004, the above rates were lowered as follows:
•	0.55% of the contract value of those contracts under US$30 million (including US$30 million) and 0.35% of the contract value of those procurement contracts over US$30 million, in the case of imported equipment; or

•	0.25% of the contract value of those contracts under RMB200 million (including RMB 200 million) and 0.15% of the contract value of those contracts over RMB 200 million, in the case of domestic equipment.
     In addition, pursuant to this amendment on November 22, 2004, Unicom Group agreed to indemnify us for any loss caused by any negligence, default, act or omission of Unicom Group or Unicom Import and Export Co. Ltd. up to an amount equal to the total amount of agency services fees paid to Unicom Group under the three agreements.
     Under the 2006 Comprehensive Services Agreement, Unicom Group agreed to provide us comprehensive procurement services at the same rates as those applied with effect from July 1, 2004 pursuant to the November 22, 2004 amendment mentioned above. Unicom Group has also agreed to continue to indemnify us for any loss caused by any negligence, default, act or omission of Unicom Group or Unicom Import and Export Co. Ltd. up to an amount equal to the total amount of agency services fees paid to Unicom Group under the 2006 Comprehensive Services Agreement.
     Interconnection Arrangements
     Our various telecommunications networks interconnect with various telecommunications networks of Unicom Group. CUCL previously entered into two services agreements with Unicom Group, dated May 25, 2000 and November 22, 2001, respectively, and each of Unicom New Century and Unicom New World previously entered into a services agreement with Unicom Group, dated November 20, 2002 and November 20, 2003, respectively. These four services agreements provided for our interconnection arrangements with Unicom Group, under which interconnection settlement between Unicom Group’s networks and our networks was based on relevant standards established from time to time by the MII. For calls between cellular subscribers of different networks in different provinces, our settlement with Unicom Group was based on either the relevant standards established by the MII or a cost-based internal settlement arrangement applied by Unicom Group prior to the restructuring in connection with our initial public offering, whichever is more favorable to us.
     Under the 2006 Comprehensive Services Agreement, interconnection settlements between Unicom Group’s networks and our networks were as follows:
     With respect to cellular calls between different provinces, settlement between the cellular networks of Unicom Group and us should be made by one of the following two methods that is more favorable to us:
•	the cellular network from which the outgoing calls originate and the cellular network which receives the incoming calls will each retain 4% of the long distance call fee incurred and the remaining 92% of the long distance call fee will be credited to us; or

•	pursuant to the settlement standard stipulated in the Notice Concerning the Issue of the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454) promulgated by the former Ministry of Information Industry on October 28, 2003, the cellular network from which the outgoing calls originate and the cellular network which receives the incoming calls will each retain RMB0.06 from the long distance call fee. The remaining long distance call fee will be credited to us.
     For other interconnection settlements between the networks of Unicom Group and us, both parties agree to conduct settlement in accordance with the relevant provisions in the Notice Concerning the Issue of the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454) promulgated by the former Ministry of Information Industry on October 28, 2003 (as amended from time to time).
     Prior to our acquisition of Unicom Guizhou, Unicom Guizhou operated the only CDMA cellular network of Unicom Group which we did not lease and the only GSM cellular network of Unicom Group. Upon the completion of this acquisition in December 2007, our cellular networks covered all regions in China and Unicom Group no longer operated any cellular networks in China. As a result of this acquisition and the adoption of merger accounting under AG5, all transactions, including interconnection arrangements, between Unicom Guizhou and us were eliminated and not treated as related party transactions retroactively. Similarly, the interconnection arrangements for cellular networks between Unicom Group and us became no longer applicable.

     Roaming Arrangements
     Prior to the acquisition of Unicom Guizhou, we and Unicom Group provided roaming services to each other. In addition, we made our long distance network available to Unicom Group in its implementation of its roaming arrangements with other operators. CUCL previously entered into two services agreements with Unicom Group, dated May 25, 2000 and November 22, 2001, respectively, and each of Unicom New Century and Unicom New World previously entered into a services agreement with Unicom Group, dated November 20, 2002 and November 20, 2003, respectively. These four services agreements provided for our roaming arrangements with Unicom Group, under which charges for these roaming services between us and Unicom Group were based on our respective internal costs of providing these services, and would be on no less favorable terms than those available to any third party. We received 50% of Unicom Group’s international roaming revenue from third party cellular international operators for calls using our long distance network.
     Under the 2006 Comprehensive Services Agreement, the roaming fee arrangements between Unicom Group and us are as follows:
•	The cellular subscribers using roaming services will pay roaming fees at the agreed rate of RMB0.60 per minute of roaming usage for both incoming and outgoing calls based on the guidelines of the former Ministry of Information Industry.
•	If our cellular subscribers roam in the service areas of Unicom Group, we will be entitled to receive the roaming fees, which will be apportioned in the following way: (i) RMB0.40 per minute (the rate for local call charges under the guidelines of the former Ministry of Information Industry) will be paid to Unicom Group; and (ii) the remaining RMB0.20 per minute will be withheld by us;

•	If the cellular subscribers of Unicom Group roam in our service areas, Unicom Group will be entitled to receive the roaming fees, which will be apportioned in the following way: (i) RMB0.56 per minute will be paid to us; and (ii) RMB0.04 per minute will be withheld by Unicom Group; and

•	If our cellular business expands to cover all regions throughout the PRC, the arrangements set out above will be terminated automatically.
•	If the network of a third party cellular network operator is made available to the cellular subscribers of Unicom Group pursuant to the international roaming arrangements of Unicom Group, or if the network of Unicom Group is made available to the subscribers of any third party cellular network operator pursuant to such arrangements, we will receive 50% of all roaming revenue to be received under such international roaming arrangements.
     Prior to our acquisition of Unicom Guizhou, Unicom Guizhou operated the only CDMA cellular network of Unicom Group which we did not lease and the only GSM cellular network of Unicom Group. Upon the completion of such acquisition in December 2007, our cellular networks covered all regions in China and Unicom Group no longer operated any cellular networks in China. As a result of such acquisition and the adoption of merger accounting under AG5, all transactions, including roaming arrangements, between Unicom Guizhou and us were eliminated and not treated as related party transactions retroactively. Similarly, the roaming arrangements for cellular networks between Unicom Group and us became no longer applicable.

     Leasing of Transmission Line Capacity
     Unicom Group leases fixed-line transmission capacity from CUCL. CUCL previously entered into a services agreement with Unicom Group, dated May 25, 2000, to provide for this transmission line capacity leasing arrangement under which lease charges were based on tariffs stipulated by the former Ministry of Information Industry from time to time less a discount of up to 10%. The discount given by CUCL to Unicom Group must not be more than what CUCL offered to other third party lessees for a similar lease. When new tariffs were adopted by the MII, the discount rate would be reviewed.
     The 2006 Comprehensive Services Agreement contains similar terms with respect to the leasing of transmission line capacity by us to Unicom Group.
     Supply of Operator-based Value-added Services to Cellular Subscriber
     Prior to the sale of Guoxin Paging to Unicom Group, it provided operator-based value-added services to our cellular subscribers through its paging network, equipment and operators. Such services include the “Unicom Assistant” services. Following the sale of Guoxin Paging to Unicom Group at the end of 2003, Unicom Group has agreed to provide (through the successor company to Guoxin Paging) to us cellular subscriber value-added services pursuant to a previous comprehensive operator services agreement dated November 20, 2003. The various local branches of the successor company to Guoxin Paging and us would agree on the proportion for sharing the revenue derived and actually received by us from such value-added services, provided that the agreed-upon proportion for Guoxin Paging may not be higher than the average agreed-upon proportion for independent value-added telecommunications content providers who provided value-added communications content to us in the same region. The revenue sharing proportions would be adjusted annually.
     Under the 2005 Comprehensive Operator Services Agreement, we will retain 40% of the revenue derived and actually received by us from value-added services provided to our subscribers by Unicom Group (through the successor company to Guoxin Paging) and allocate 60% of such revenue to Guoxin Paging, on the condition that such proportion for Guoxin Paging may not be higher than the average agreed-upon proportion for independent value-added telecommunications content providers who provide value-added communications content to us in the same region. The 2006 Comprehensive Services Agreement contains similar terms with respect to supply of cellular subscriber value-added services as the 2005 Comprehensive Services Agreement.
     Supply of Value-added Services for Cellular Subscribers
     Under the 2006 Comprehensive Services Agreement, Unicom Group or its subsidiaries will provide our cellular subscribers with various value-added services through its cellular communication network and data platform. Pursuant to the 2006 Comprehensive Services Agreement, we retain a portion of the revenue generated from the value-added services provided to our subscribers and allocate a portion of such revenue to Unicom Group for settlement, on the condition that such proportion allocated to Unicom Group shall not be higher than the average proportion for independent value-added telecommunications content providers who provide similar value-added telecommunications content to us in the same region. The percentage of revenue to be allocated to Unicom Group by us varies depending on the types of value-added services provided by Unicom Group.
     Supply of Customer Services
     Pursuant to a previous comprehensive operator services agreement dated November 20, 2003, Unicom Group or its subsidiaries has agreed to provide to us customer services. These customer services included business inquiries, tariff inquiries, account maintenance, complaints handling, customer interviews and subscriber retention. Service fees payable by us to Unicom Group or its subsidiaries were calculated on the basis of the costs of the customer service plus a profit margin of no more than 10%. The costs of the customer service were the costs per operator seat multiplied by the number of effectively operating operator seats. The cost per operator seat in economically developed areas, such as Beijing and Shanghai, was the actual cost, i.e., actual wages, administration expenses, operation and maintenance expenses, depreciation of equipment and leasing fees for premises attributable to the customer service in such area for the previous year. The cost per operator seat in other area was agreed upon between the local branches of Guoxin Paging and us, subject to our final confirmation, provided that such cost could not exceed the nationwide (other than Beijing and Shanghai) weighted average of such costs plus 10%. Unicom Group would notify us the number of effectively operating operator seats of each month within 10 days after the end of that month, and then we would confirm that number within five business days based on criteria set forth in the relevant regulations of the former Ministry of Information Industry.
     Under the 2005 Comprehensive Operator Services Agreement, the cost per operator seat in economically developed areas such as Beijing and Shanghai remains the actual cost per operator seat, while the cost per operator seat in an area other than economically developed areas will be the lower of the actual cost per operator seat in that area and the nationwide (excluding Beijing and Shanghai) average of actual cost per operator plus 10%. Other than this, the 2005 Comprehensive Services Agreement contains similar terms with respect to the supply of customer services. The 2006 Comprehensive Services Agreement contains similar terms with respect to the supply of customer services as the 2005 Comprehensive Services Agreement, except Guangdong has been added as one of the economically developed areas in determining the cost per operator seat.
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
     The 2005 Comprehensive Operator Services Agreement and the 2006 Comprehensive Services Agreement contains similar terms with respect to the supply of agency services by Unicom Group (or its subsidiaries).
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

     The terms in the 2005 Comprehensive Services Agreement and the 2006 Comprehensive Services Agreement with respect to mutual provision of premises between Unicom Group or its subsidiaries and us are similar to those in the previous agreements.
     Engineering design and technical services
     China Information Technology Designing & Consulting Institute, or CITDCI, a wholly-owned subsidiary of Unicom Group, provides engineering design and technical services to us pursuant to the 2006 Comprehensive Services Agreement. We will select the providers of engineering design services and technical services by way of public tender. Unicom Group will ensure that CITDCI possesses qualifications and conditions which are not inferior to those of an independent third party, and participates in the tendering process equally with any independent third parties. The service standard for engineering design and technical services provided by CITDCI to us should not be less favorable than those similar services provided by an independent third party to us. The pricing standard for the engineering design and technical services will be implemented with reference to but should not be higher than those set out in the applicable regulations and other relevant national standards. In addition, such pricing standard shall not be higher than those adopted by an independent third party providing similar services in the same industry.
Agreements Relating to the Restructuring in Connection with Our Initial Public Offering
     The Reorganization Agreement
     In relation to the restructuring in connection with our initial public offering, our wholly-owned subsidiary, CUCL, entered into a reorganization agreement with Unicom Group dated April 21, 2000. This agreement includes the following terms:
•	Unicom Group’s agreement to transfer to CUCL the assets and liabilities attributable to the businesses as described in “A. History and Development of the Company — The Restructuring of Unicom Group and Our Initial Public Offering in 2000” under Item 4,

•	mutual warranties and indemnities given by Unicom Group and CUCL in relation to the assets and liabilities transferred to CUCL and in relation to the restructuring,

•	undertakings by Unicom Group in favor of CUCL, including, among others:
•	to hold and maintain all licenses received from the former Ministry of Information Industry in connection with any of our businesses for our benefit, and to allocate spectrum and to provide other resources to us;

•	subject to applicable Chinese laws and regulations in effect at the relevant time, to take all actions necessary to obtain, maintain, renew and otherwise extend to or for our benefit such governmental or regulatory licenses, consents, permits or other approvals as we shall require to continue to operate our businesses;

•	to arrange for us to participate in its international roaming arrangements;

•	not to engage in any business which competes with our businesses except for the existing competing businesses of Unicom Group;

•	to grant us a right of first refusal in relation to any government authorization, license or permit, or other business opportunity to develop any new telecommunications technology, product or service;

•	to ensure that we can continue to use premises for which title documentation cannot be obtained at this time, for a period of three years following the restructuring;

•	not to dispose of any of our shares it beneficially owns or to take or permit any other actions, including primary issuances of securities by us or CUCL, which would result in us or CUCL no longer constituting majority-owned subsidiaries of Unicom Group; and

•	not to seek an overseas listing for any of its businesses or the businesses of its subsidiaries in which we are engaged or may engage in the future except through us;
•	an option granted by Unicom Group to us to acquire Unicom Group’s interest in any telecommunications interest such as Unicom Paging, Unicom Xingye and Unicom Group’s CDMA telephony license and business; and

•	a commitment by Unicom Group that it will provide continuous financial support to us when necessary.
     The Current Comprehensive Services Agreement provides that the determination of whether we or CUCL would constitute majority-owned subsidiaries of the Unicom Group shall be made in accordance with the PRC Enterprise Accounting Standards as amended by the Ministry of Finance from time to time.
     Equity Transfer Agreement
     In relation to the restructuring in connection with our initial public offering, we, Unicom Group, Unicom HK and Unicom BVI entered into an equity transfer agreement, dated April 21, 2000. This agreement includes the following terms:
•	Unicom Group’s agreement to transfer all of its equity interest in CUCL to us;

•	our agreement to issue shares to Unicom BVI, Unicom BVI’s agreement to issue shares to Unicom HK and Unicom HK’s agreement to issue shares to Unicom Group;

•	Unicom Group’s and our agreement that:
•	we shall be entitled to apply in Hong Kong, Macau, Taiwan and in all places outside of China for all trademarks incorporating the word Unicom in English and Chinese and for the Unicom logo; and

•	once these trademarks have been registered, we will sublicense these trademarks to Unicom Group, CUCL, Guoxin Paging and Guoxin Paging’s subsidiaries on a royalty-free basis; and
•	warranties and indemnities given by Unicom Group to us in relation to CUCL.

     Trademark Agreement
     Unicom Group is the registered owner of the Unicom trademark in English and the trademark bearing the Unicom logo, which are registered at the People’s Republic of China State Trademark Bureau. Under a PRC trademark license agreement entered into on May 25, 2000 between Unicom Group and CUCL, CUCL and our affiliates were granted the right to use these trademarks on a royalty-free basis for an initial period of five years, renewable at the option of CUCL. Under the terms of this agreement, we and our affiliates are the exclusive licensees of these trademarks provided that Unicom Group may also license these trademarks to any of its existing or future subsidiaries. Unicom Group also agreed to license to CUCL any trademark that it registers in China in the future which incorporates the word “Unicom”.
     CUCL entered into a service agreement with Unicom Paging on August 1, 2001. Under the terms of the agreement, both parties agreed to license their respective trademarks and logos to each other on equitable terms and free of charge.
     Asset Transfer Agreement Relating to the Acquisition of Unicom Guizhou
     In relation to the acquisition of Unicom Guizhou by CUCL from Unicom Group, CUCL entered into an asset transfer agreement with Unicom Group, dated November 16, 2007. This agreement includes the following terms:
•	Unicom Group’s agreement to sell and CUCL’s agreement to purchase the Guizhou Business as described under “A. History and Development of the Company — Acquisitions of Unicom New Century, Unicom New World and Unicom Guizhou and the Sale of Guoxin Paging” under Item 4.

•	CUCL’s agreement to pay Unicom Group a cash consideration in the amount of RMB$880 million;

•	The profit or loss of Unicom Guizhou for the period from December 31, 2006 to December 31, 2007, the effective date of the transfer, was transferred to Unicom Group; and

•	Representations and warranties given Unicom Group in relation to Unicom Guizhou.
C. Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information
     See Item 18. “Financial Statements.” Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements.
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
     Having taken into account such factors as our financial condition, cash flow position and requirements to ensure the sustainable future growth of our business, our board of directors recommended payment of a final dividend of RMB0.20 per share for the financial year ended December 31, 2007. This represents an increase of 11.1% over the annual dividend of RMB0.18 per share for the financial year ended December 31, 2006 and a dividend payout ratio of 28.1%.
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
     The high and low closing prices of our ordinary shares on the Hong Kong Stock Exchange and of our ADSs on the New York Stock Exchange since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2003	8.00	3.92	10.55	5.02
2004	10.20	5.20	13.18	6.78
2005	7.20	5.65	9.19	7.30
2006	12.44	6.25	15.46	8.03
2007	18.80	9.18	24.25	11.75

Quarterly:
First Quarter, 2006	7.00	6.25	9.12	8.03
Second Quarter, 2006	7.80	6.40	10.33	8.10
Third Quarter, 2006	7.80	6.60	9.91	8.53
Fourth Quarter, 2006	12.44	7.76	15.46	9.84
First Quarter, 2007	11.78	9.18	15.09	11.75
Second Quarter, 2007	13.64	11.06	17.47	14.39
Third Quarter, 2007	16.08	11.28	21.03	14.35
Fourth Quarter, 2007	18.80	14.08	24.52	17.63

Monthly:
January 2008	18.68	14.70	23.67	19.96
February 2008	19.58	17.80	25.07	21.23
March 2008	18.00	15.70	23.94	20.39
April 2008	17.18	15.96	22.17	20.09
May 2008(1)	18.48	16.48	22.79	20.73
June 2008 (through June 19)	18.48	13.92	22.79	17.49

(1)	Trading was suspended from May 23 to and including June 2, 2008 on the Hong Kong Stock Exchange and on the New York Stock Exchange.
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
     Subject to any special rights, privileges or restrictions as to voting that may from time to time be attached to any class or classes of shares, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required by the Listing Rules of the Hong Kong Stock Exchange or is demanded by:
•	the chairman of the meeting;

•	at least three shareholders present in person or by proxy and entitled to vote at the meeting;

•	any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting; or

•	any shareholder or shareholders present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.
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
C. Material Contracts
     In addition to contracts we have entered into with our controlling shareholder, Unicom Group, or its subsidiaries, as described in “B. Related Party Transactions” under Item 7, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:
•	Subscription Agreement between our Company and SK Telecom Co., Ltd., dated June 20, 2006, relating to US$1 billion zero coupon convertible bonds due 2009. See “B. Liquidity and Capital Resources — Indebtedness and Capital Structure” under Item 5.

•	CDMA Business Transfer Framework Agreement between us, CUCL and China Telecom, dated June 2, 2008, relating to a proposed sale of our CDMA business, and its related assets and liabilities to China Telecom.
D. Exchange Controls
     The ability of our operating subsidiary, CUCL, to satisfy their respective foreign exchange obligations and to pay dividends to us depends on existing and future exchange control regulations in China. The Renminbi is currently convertible under the current account, which includes trade and service-related foreign exchange transactions. Renminbi currently cannot be converted under the capital account, which includes foreign direct investment. CUCL, our wholly-owned subsidiary that holds substantially all of our assets, is a foreign investment enterprise. The foreign investment enterprise status will allow it to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the SAFE. These current account transactions include payment of dividends. However, the relevant PRC government authorities may in the future limit or eliminate the authorizations for a foreign investment enterprise to retain its foreign exchange to satisfy its foreign exchange obligations or to pay dividends in the future. Furthermore, certain foreign exchange transactions of this subsidiary under the capital account still require approvals from the SAFE. This requirement affects our subsidiary’s ability to obtain foreign exchange through equity financing, including by means of capital contributions from us.
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
     If a partnership holds the shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of its investment in the shares or ADSs.
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
      Taxation of Dividends
     Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs will be qualified dividend income, provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.
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
     On December 6, 2007, the State Council of the PRC issued the detailed implementation rules of the new PRC enterprise income tax law. Pursuant to such rules, a 5% withholding income tax will be levied on dividends declared on or after January 1, 2008 by foreign-invested enterprises to their foreign shareholders in Hong Kong. Pursuant to a notice jointly issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008, if a foreign-invested enterprise declares dividends in 2008 and beyond out of their cumulative retained profits as of December 31, 2007, such dividends are exempted from the 5% withholding income tax. For dividends paid out of profits earned by foreign-invested enterprises after January 1, 2008, the 5% withholding income tax will be applicable, unless the investor is deemed as a “PRC tax resident enterprise” as defined in the new PRC enterprise income tax law.

      Taxation of Capital Gains
     Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations. Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.
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
     In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income, are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.
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
Interest Rate Risk
     We are subject to market risks due to fluctuations in interest rates, principally as a result of our long-term loans, majority of which bear variable interest rates. The original maturities of our long-term loans range from one to seven years.
     The People’s Bank of China has the sole authority in China to establish official interest rates for Renminbi-denominated loans. Financial institutions in China set their effective interest rates within the range established by the People’s Bank of China. The fair value of our borrowings is approximately the same as the carrying value. These bank loans, denominated in Renminbi, are borrowed from domestic banks at interest rates that vary in accordance with the standard guidance interest rates announced by relevant PRC government authorities.
     Interest rates and payment methods on loans denominated in foreign currencies are set by financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors. In September 2003, we entered into a US$700 million term loan facility with 13 financial institutions, which consists of three tranches: a three-year US$200 million tranche, with an interest rate of 0.28% over the US$ LIBOR, a five-year US$300 million tranche, with an interest rate of 0.35% over the US$ LIBOR, and a seven-year US$200 million tranche, with an interest rate of 0.44% per annum over the US$ LIBOR. The three-year tranche of US$200 million was fully repaid in 2006.
     In March 2006, CUCL completed an offering of short-term bonds of RMB1.0 billion with a maturity period of 365 days, which were fully repaid in March 2007. In July 2006, CUCL completed another offering of short-term bonds in an aggregate amount of RMB6.0 billion, consisting of three tranches of RMB2.0 billion each, with a maturity period of 180 days, 270 days and 365 days, respectively. All three tranches were fully repaid in 2007. The weighted average effective interest rate of these short-term bonds for 2007 ranged from 3.05% to 3.35%. As a result, our fixed-rate debt obligation as of December 31, 2007 was RMB0.20 billion. On July 5, 2006, we issued US$1 billion zero coupon convertible bonds due 2009 to SKT. Subject to certain adjustments pursuant to the terms of the convertible bonds, such bonds can be converted into our ordinary shares one year after the issuance at an initial conversion price of HK$8.63 (US$1.11) per share. Unless previously redeemed, converted or purchased and cancelled pursuant to the terms of the convertible bonds, we will redeem all the outstanding bonds at 104.26% of their principal amount on July 5, 2009. In addition, the holder of such bonds, with prior written notice to us, may require us to redeem, on July 5, 2008, all or a portion of their bonds at 102.82% of the principal amount of the convertible bonds to be redeemed. In August 2007, SKT exercised its conversion rights to convert the US$1 billion zero coupon convertible bonds in full into 899,745,075 shares.

     As a result, we are exposed to interest rate risk resulting from fluctuations in interest rates on our debts. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to our outstanding floating rate debt, and therefore could have a material adverse effect on our financial position. From time to time, we may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks in connection with our borrowings denominated in foreign currencies, although we did not consider it necessary to do so in 2007.
     The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, which consist of variable rate debt obligation, as of December 31, 2007.

								As of December
	Expected Maturity Date							31, 2007
						There-
	2008	2009	2010	2011	2012	after	Total	Fair Value
	(RMB equivalent in million, except interest rate)

Variable rate bank and other loans (U.S. dollars)	2,191	—	1,461	—	—	—	3,652	3,652
Average interest rate(1)	5.03%	5.07%	5.11%	—	—	—	—	—

(1)	The interest rates for variable rate bank and other loans are calculated based on the weighed interest rates at the end of 2007.
     For the year ended December 31, 2007, if the average interest rates for our variable rate bank and other loans had increased by 10%, we estimate that we would have incurred additional interest expenses of RMB49 million in 2007.
Exchange Rate Risk
     The majority of our indebtedness and capital expenditures are in Renminbi. Currency exchange rate risk exists with respect to our repayment of indebtedness to our foreign lenders, payables to equipment suppliers and contractors and our dividend payments to holders of ordinary shares and ADSs in foreign currencies. As of December 31, 2007, we had approximately RMB153 million of capital commitments in currencies other than Renminbi. We also had foreign currency-denominated debt outstanding, representing our five-year US$300 million term loan and seven-year US$200 million term loan entered into with 13 financial institutions in September 2003 as described above. In addition, we had approximately US$119 million and HK$465 million in bank balances and cash, and short-term bank deposits as of December 31, 2007. Fluctuations in exchange rates may lead to significant fluctuations in the exposure of our foreign currency-denominated liabilities and assets. Although the Renminbi-to-U.S. dollar exchange rate has been relatively stable since 1994, we cannot predict or give any assurance of its future stability. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. As a result of the revaluation of the Renminbi, we recorded a foreign exchange gain of RMB0.48 billion in 2007. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%.

     The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of short-term bank deposits, bank balances and cash, long-term debt obligations and capital commitments as of December 31, 2007.

	Expected Maturity Date
						There-	As of December 31, 2007
	2008	2009	2010	2011	2012	after	Total	Fair Value
	(RMB equivalent in millions, except interest rate)
On-balance sheet financial instruments:
Short-term deposits with banks:
in U.S. dollars	569	—	—	—	—	—	569	569
in Hong Kong dollars	66	—	—	—	—	—	66	66
Bank balances and cash:
in U.S. dollars	301	—	—	—	—	—	301	301
in Hong Kong dollars	369	—	—	—	—	—	369	369
in EUR	28	—	—	—	—	—	28	28
Debts:
Variable rate bank and other loans (U.S. dollars)	2,191	—	1,461	—	—	—	3,652	3,652
Average interest rate(1)	5.03%	5.07%	5.11%	—	—	—	—	—
Off-balance sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	153	—	—	—	—	—	153	153

(1)	The interest rates for variable rate bank and other loans are calculated based on the weighted average interest rates at the end of 2007.
     As of December 31, 2007, if the RMB had appreciated by 10% against each of the US dollar and HK dollar while all other variables are held constant, we estimate we would have incurred additional exchange gain of RMB0.24 billion.
Item 12. Description of Securities Other than Equity Securities
     Not Applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15. Controls and Procedures
     Evaluation of Disclosure Controls and Procedures
     Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2007, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.
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
     As of December 31, 2007, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2007 was effective.
     The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report appearing on pages F2 and F3.
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

Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for products and services they provided for audit services, audit-related services, tax services and other services for each of the fiscal years 2006 and 2007:

	For the years ended
	December 31,
	2006	2007
	(in U.S. dollars)
Audit fees	15,418,000	9,401,000
Audit-related fees	1,445,000	130,000
Tax fees	11,000	7,000
All other fees	5,000	5,000

Total	16,879,000	9,543,000

     Audit services include the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and its subsidiaries. Audit services in 2007 also include audit work in connection with the audit of the Company’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. It also includes performing agreed-upon procedures on quarterly financial statements and pre-issuance reviews of interim financial statements.
     Audit-related services include other assurance and related services that can be reasonably provided by the external auditor, including acquisition audit and agreed-upon procedures on certain transactions. Audit-related services in 2006 also included advisory services in respect of the Company’s internal control.
     Tax services include the assistance with compliance and reporting of enterprise taxes.
     Other services include providing the Company with access to an online database of global financial reporting literature regarding new pronouncements and guidance.
Audit Committee’s Pre-approval Policies and Procedures
     The Audit Committee of our Board of Directors is responsible, among other things, for the oversight of the external auditor subject to the requirements of the Hong Kong Companies Ordinance and our Articles of Association. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services to be provided by our independent accountants. Under the policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services; or (ii) require the specific pre-approval of the Audit Committee. General approval applies to services of a recurring and predictable nature. These types of services, once approved by the Audit Committee, will not require further approval in the future, except when actual fees and expenses exceed pre-approved budget levels. In such a case, the Audit Committee may authorize one of its members to approve budget increases subject to the requirement that such member provide a report on his decision to approve or deny an application for budget increases to the Audit Committee at an Audit Committee meeting held immediately after such member grants or denies the approval.
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
Item 18. Financial Statements
     See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.
Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association of Unicom, dated January 27, 2000(1).

1.2	Amended Articles of Association of Unicom (as amended)(1).

1.3	Amended Articles of Association of Unicom (as amended on May 12, 2004)(6).

2.1	Deposit Agreement, among Unicom, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(2).

2.2	Form of specimen certificate for the shares(1).

8.1	List of our significant subsidiaries (7).

10.1	CDMA Network Capacity Lease Agreement among CUCL, Unicom Group and Unicom New Horizon, dated November 22, 2001(4).

10.2	Reorganization Agreement between Unicom Group and CUCL (together with English translation)(1).

10.3	Services Agreement between Unicom Group and CUCL (together with English translation)(1).

10.4	Lease Agreement between CUCL and Unicom Xingye Science and Technology Trade Co. Ltd. (together with English translation)(1).

10.5	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging (together with English translation)(1).

10.6	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolution of the Company on May 13, 2002(4).

10.7	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002 and May 11, 2007(9).

10.8	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002(4).

Exhibit Number	Description of Exhibit

10.9	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002 and May 11, 2007(9).

10.10	Service Agreements between executive directors of Unicom and Unicom(3).

10.11	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation)(5).

10.12	Form of Conditional Sale and Purchase Agreement between Unicom BVI and our company, dated November 20, 2002(5).

10.13	Comprehensive Services Agreement between Unicom Group and A Share Company, dated November 20, 2002. (English translation)(5).

10.14	Transfer Agreement with respect to the Comprehensive Services Agreement between A Share Company and Unicom New Century, dated November 20, 2002. (English translation)(5).

10.15	Form of CDMA Network Capacity Lease Agreement among Unicom New Horizon, A Share Company and Unicom Group, dated November 20, 2002(5).

10.16	Transfer Agreement with respect to the CDMA Network Capacity Lease Agreement between A Share Company and Unicom New Century, dated November 20, 2002. (English translation)(5).

10.17	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation)(6).

10.18	Conditional Sale and Purchase Agreement between Unicom BVI and our Company, dated November 20, 2003(6).

10.19	Conditional Sale and Purchase Agreement between CUCL and A Share Company, dated November 20, 2003. (English translation)(6).

10.20	Comprehensive Services Agreement between Unicom Group and A Share Company, dated November 20, 2003. (English translation)(6).

10.21	Transfer Agreement with respect to the Comprehensive Services Agreement between A Share Company and Unicom New World, dated November 20, 2003. (English translation)(6).

10.22	CDMA Network Capacity Lease Agreement among Unicom New Horizon, A Share Company and Unicom Group, dated November 20, 2003(6).

10.23	Transfer Agreement with respect to the CDMA Network Capacity Lease Agreement between A Share Company and Unicom New World, dated November 20, 2003. (English translation)(6).

10.24	Comprehensive Operator Services Agreement between Unicom Group and A Share Company, dated November 20, 2003. (English translation)(6).

10.25	Transfer Agreement with respect to the Comprehensive Operator Services Agreement between A Share Company, CUCL, Unicom New Century and Unicom New World, dated November 20, 2003. (English translation)(6).

10.26	Service Agreement between Mr. William Lo Wing Yan, executive director of Unicom, and Unicom. (English translation)(6).

10.27	Letter Agreement between Mr. Wang Jianzhou, executive director of Unicom, and Unicom with respect to the Extension of the Service Agreement between Mr. Wang and Unicom. (English translation)(6).

10.28	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004(7).

10.29	CDMA Network Capacity Lease Agreement between Unicom New Horizon, A Share Company and Unicom Group, dated March 24, 2005(7).

Exhibit Number	Description of Exhibit

10.30	Transfer Agreement of The CDMA Network Capacity Lease Agreement between A Share Company, CUCL and Unicom New World, dated March 24, 2005. (English translation)(7).

10.31	Comprehensive Services Agreement between A Share Company and Unicom Group, dated March 24, 2005. (English translation)(7).

10.32	Transfer Agreement of the Comprehensive Services Agreement between A Share Company, CUCL and Unicom New World, dated March 24, 2005. (English translation)(7).

10.33	Operator-based Comprehensive Services Agreement between Unicom New Guoxin and A Share Company, dated March 24, 2005. (English translation)(7).

10.34	Transfer Agreement of the Operator-based Comprehensive Services Agreement between A Share Company and CUCL and Unicom New World, dated March 24, 2005. (English translation)(7).

10.35	Premise Leasing Agreement between CUCL, Unicom New World and A Share Company, dated March 24, 2005. (English translation)(7).

10.36	Transfer Agreement of the Premise Leasing Agreement between A Share Company and Unicom New Guoxin, dated March 24, 2005. (English translation)(7).

10.37	Subscription Agreement between Unicom and SK Telecom Co., Ltd., dated June 20, 2006(8).

10.38	CDMA Network Capacity Lease Agreement among Unicom New Horizon, A Share Company and Unicom Group, dated October 26, 2006(9).

10.39	Transfer Agreement of The CDMA Network Capacity Lease Agreement between A Share Company and CUCL, dated October 26, 2006. (English translation)(9).

10.40	Comprehensive Services Agreement between A Share Company and Unicom Group, dated October 26, 2006. (English translation)(9).

10.41	Transfer Agreement of the Comprehensive Services Agreement between A Share Company and CUCL, dated October 26, 2006. (English translation)(9).

10.42	Asset Transfer Agreement in connection with the acquisition of Unicom Guizhou between CUCL and Unicom Group, dated November 16, 2007. (English translation)*

10.43	Supplement Agreement in connection with the acquisition of Unicom Guizhou and the 2006 CDMA Network Capacity Lease Agreement, between Unicom New Horizon, Unicom Group, CUCL and the A Share Company.*

10.44	CDMA Business Transfer Framework Agreement between us, CUCL and China Telecom dated as of June 2, 2008. (English translation)*

10.45	Joint Announcement dated June 2, 2008 in respect of (1) Proposed Merger of Unicom and China Netcom by way of a Scheme of Arrangement by China Netcom under Section 166 of the Hong Kong Companies Ordinance, (2) Possible very Substantial Acquisition for Unicom, (3) Mandate to Issue New Unicom Shares, (4) adoption of Special Purpose Unicom Share Option Scheme and (5) Resumption of Trading of Unicom and China Netcom*.

10.46	Announcement dated June 2, 2008 in respect of (1) Proposed Disposal of the CDMA Business to China Telecom, (2) Proposed Major Transaction, (3) Possible Connected Transaction and (4) Resumption of Trading of China Unicom Limited*.

11.1	Code of Ethics for Senior Officers (6).

11.2	Employee Code of Ethics (English translation)(8).

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)*.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)*.

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b)*.

Exhibit Number	Description of Exhibit

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b)*.
     We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11938) filed with the SEC in connection with our initial public offering in June 2000.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-11952) filed with the SEC with respect to American Depositary Shares representing our shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2000.

(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2001.

(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2002.

(6)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2003.

(7)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2004.

(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2005.

(9)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2006.

*	Filed herewith.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
     Date: June 20, 2008

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
CHINA UNICOM LIMITED AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA UNICOM LIMITED
(Incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) with limited liability)
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flows present fairly, in all material respects, the financial position of China Unicom Limited and its subsidiaries (together, the “Group”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with the accounting principles generally accepted in Hong Kong. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control Over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
June 19, 2008

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007
(Expressed in thousands)

		2006
		As restated
	Note	(Note 2.1)	2007	2007
		RMB	RMB	US$

ASSETS
Non-current assets
Property, plant and equipment	6	112,795,627	116,162,165	15,924,405
Goodwill	7	3,143,983	3,143,983	431,001
Other assets	8	11,356,812	12,855,199	1,762,290
Deferred income tax assets	9	309,668	426,902	58,523

		127,606,090	132,588,249	18,176,219

Current assets
Inventories	10	2,373,871	2,528,364	346,607
Accounts receivable, net	11	3,442,211	3,211,154	440,210
Prepayments and other current assets	12	2,039,840	3,516,279	482,038
Amounts due from related parties	33.1	257,170	109,096	14,956
Amounts due from Domestic Carriers	33.2	138,521	149,736	20,527
Short-term bank deposits	13	195,820	644,016	88,287
Cash and cash equivalents	14	12,243,191	6,675,476	915,126

		20,690,624	16,834,121	2,307,751

Total assets		148,296,714	149,422,370	20,483,970

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	15	1,344,440	1,436,908	196,982
Share premium	15	53,222,976	64,320,066	8,817,490
Reserves	16	4,007,437	3,968,515	544,035
Retained profits
— Proposed final dividend	31	2,282,578	2,726,858	373,819
— Others		19,003,893	24,760,833	3,394,406

		79,861,324	97,213,180	13,326,732

Minority interest in equity	22	2,841	3,914	536

Total equity		79,864,165	97,217,094	13,327,268

The accompany notes are an integral part of the consolidated financial statements.

			2006
			As restated
	Note		(Note 2.1)	2007	2007
			RMB	RMB	US$

LIABILITIES
Non-current liabilities
Long-term bank loans	17		4,139,349	1,660,921	227,692
Convertible bonds	18		10,324,949	—	—
Obligations under finance leases	19		10,230	3,882	532
Deferred income tax liabilities	9		5,879	5,864	804
Deferred revenue	4.2	(b)	2,260,728	1,303,015	178,627

			16,741,135	2,973,682	407,655

Current liabilities
Payables and accrued liabilities	20		26,543,904	32,031,307	4,391,098
Taxes payable			1,634,316	1,239,512	169,922
Amounts due to Unicom Group	33.1		1,088,297	820,699	112,508
Amounts due to related parties	33.1		328,702	769,558	105,497
Amounts due to Domestic Carriers	33.2		854,885	600,283	82,291
Short-term bonds	21		7,087,217	—	—
Current portion of long-term bank loans	17		3,984,350	2,191,382	300,412
Current portion of obligations under finance leases	19		100,004	1,448	199
Advances from customers			10,069,739	11,577,405	1,587,120

			51,691,414	49,231,594	6,749,047

Total liabilities			68,432,549	52,205,276	7,156,702

Total equity and liabilities			148,296,714	149,422,370	20,483,970

Net current liabilities			(31,000,790)	(32,397,473)	(4,441,296)

Total assets less current liabilities			96,605,300	100,190,776	13,734,923

The accompany notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Expressed in thousands, except per share data)

		2005	2006
		As restated	As restated
	Note	(Note 2.1)	(Note 2.1)	2007	2007
		RMB	RMB	RMB	US$

Revenue (Turnover)
GSM Business	5, 23, 33	52,618,111	59,882,238	62,775,304	8,605,723
CDMA Business	5, 23, 33	28,088,642	27,876,475	27,730,240	3,801,475
Data and Internet Business	5, 23, 33	3,000,107	2,320,392	2,625,853	359,972
Long Distance Business	5, 23, 33	1,471,773	1,014,550	1,507,501	206,660

Total service revenue		85,178,633	91,093,655	94,638,898	12,973,830

Sales of telecommunications products	5, 23	2,859,300	4,253,660	4,900,489	671,797

Total revenue	5, 23	88,037,933	95,347,315	99,539,387	13,645,627

Leased lines and network capacities	25, 33	(8,900,485)	(8,942,999)	(9,135,497)	(1,252,364)
Interconnection charges	33	(8,436,133)	(9,671,225)	(10,906,819)	(1,495,191)
Depreciation and amortization	25	(20,634,519)	(22,686,568)	(22,677,167)	(3,108,761)
Employee benefit expenses	26, 27, 28	(5,653,020)	(6,680,679)	(7,139,988)	(978,805)
Selling and marketing	25, 33	(20,794,815)	(19,571,330)	(19,681,372)	(2,698,074)
General, administrative and other expenses	25, 33	(11,855,028)	(13,543,391)	(14,639,362)	(2,006,877)
Cost of telecommunications products sold	25	(3,673,833)	(4,914,876)	(5,031,706)	(689,785)
Financial (costs)/gains	25	(1,133,238)	(659,632)	87,008	11,928
Interest income		100,807	263,542	186,243	25,532
Unrealized/realized loss on changes in fair value of derivative component of convertible bonds	18	—	(2,396,592)	(568,860)	(77,984)
Other gains — net	24	35,063	21,347	2,923,160	400,729

Income before income tax		7,092,732	6,564,912	12,955,027	1,775,975
Income tax expenses	9	(2,170,411)	(2,763,885)	(3,654,170)	(500,942)

Net income		4,922,321	3,801,027	9,300,857	1,275,033

Attributable to:
Equity holders of the Company		4,922,087	3,800,920	9,299,784	1,274,886
Minority interest		234	107	1,073	147

		4,922,321	3,801,027	9,300,857	1,275,033

Proposed final dividend	31	1,383,169	2,282,578	2,726,858	373,819

Dividend paid during the year	31	1,256,924	1,384,146	2,284,942	313,237

The accompany notes are an integral part of the consolidated financial statements.

		2005	2006
		As restated	As restated
	Note	(Note 2.1)	(Note 2.1)	2007	2007
		RMB	RMB	RMB	US$

Earnings per share for income attributable to the equity holders of the Company during the year

Basic earnings per share	30	0.39	0.30	0.71	0.10

Diluted earnings per share	30	0.39	0.30	0.71	0.10

Number of shares outstanding for basic earnings (in thousands)	30	12,570,398	12,599,018	13,036,566	13,036,566

Number of shares outstanding for diluted earnings (in thousands)	30	12,607,476	12,649,306	13,161,089	13,161,089

Basic earnings per ADS	30	3.92	3.02	7.13	0.98

Diluted earnings per ADS	30	3.90	3.00	7.07	0.97

Number of ADS outstanding for basic earnings (in thousands)	30	1,257,040	1,259,902	1,303,657	1,303,657

Number of ADS outstanding for diluted earnings (in thousands)	30	1,260,748	1,264,931	1,316,109	1,316,109

The accompany notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Expressed in thousands of RMB)

			Employee
			share-based
	Share	Share	compensation	Revaluation	Statutory	Other	Retained		Minority	Total
	capital	premium	reserve	reserve	reserve	reserve	profits	Total	interest	equity
Balance at January 1, 2005 (As previously reported)	1,332,487	52,546,294	110,664	176,853	1,971,778	—	16,311,590	72,449,666	—	72,449,666
Adjusted for Business Combination under common control (Note 1)	—	—	—	—	—	392,376	—	392,376	—	392,376

Balance at January 1, 2005 (As restated)	1,332,487	52,546,294	110,664	176,853	1,971,778	392,376	16,311,590	72,842,042	—	72,842,042

Net income	—	—	—	—	—	—	4,922,087	4,922,087	234	4,922,321
Subscription of shares of a subsidiary by minority shareholder	—	—	—	—	—	—	—	—	2,500	2,500
Employee share option scheme:
-Value of employee services	—	—	108,417	—	—	—	—	108,417	—	108,417
-Recognition of shares issued on exercise of options (Note 29)	1,134	54,720	(3,720)	—	—	—	—	52,134	—	52,134
Transfer of retained profits to other reserve due to Business Combination under common control (Note 1)	—	—	—	—	—	(8,965)	8,965	—	—	—
Appropriation to statutory reserve (Note 16)	—	—	—	—	463,339	—	(463,339)	—	—	—
Dividends relating to 2004 (Note 31)	—	—	—	—	—	—	(1,256,924)	(1,256,924)	—	(1,256,924)

Balance at December 31, 2005 (As restated)	1,333,621	52,601,014	215,361	176,853	2,435,117	383,411	19,522,379	76,667,756	2,734	76,670,490

Balance at January 1, 2006 (As previously reported)	1,333,621	52,601,014	215,361	176,853	2,435,117	—	19,522,379	76,284,345	2,734	76,287,079
Adjusted for Business Combination under common control (Note 1)	—	—	—	—	—	383,411	—	383,411	—	383,411

Balance at January 1, 2006 (As restated)	1,333,621	52,601,014	215,361	176,853	2,435,117	383,411	19,522,379	76,667,756	2,734	76,670,490
Revaluation of buildings — gross (Note 6)	—	—	—	200,330	—	—	—	200,330	—	200,330
Revaluation of buildings — tax (Note 6)	—	—	—	(105,129)	—	—	—	(105,129)	—	(105,129)

Net income and expense recognized directly in equity	—	—	—	95,201	—	—	—	95,201	—	95,201
Net income	—	—	—	—	—	—	3,800,920	3,800,920	107	3,801,027

Total recognized income and expense for 2006	—	—	—	95,201	—	—	3,800,920	3,896,121	107	3,896,228
Employee share option scheme:
-Value of employee services	—	—	146,294	—	—	—	—	146,294	—	146,294
-Recognition of shares issued on exercise of options (Note 29)	10,819	621,962	(97,482)	—	—	—	—	535,299	—	535,299
Transfer of retained profits to other reserve due to Business Combination under common control (Note 1)	—	—	—	—	—	69,096	(69,096)	—	—	—
Appropriation to statutory reserve (Note 16)	—	—	—	—	583,586	—	(583,586)	—	—	—
Dividends relating to 2005 (Note 31)	—	—	—	—	—	—	(1,384,146)	(1,384,146)	—	(1,384,146)

Balance at December 31, 2006 (As restated)	1,344,440	53,222,976	264,173	272,054	3,018,703	452,507	21,286,471	79,861,324	2,841	79,864,165

Balance at January 1, 2007 (As previously reported)	1,344,440	53,222,976	264,173	272,054	3,018,703	—	21,286,471	79,408,817	2,841	79,411,658
Adjusted for Business Combination under common control (Note 1)	—	—	—	—	—	452,507	—	452,507	—	452,507

Balance at January 1, 2007 (As restated)	1,344,440	53,222,976	264,173	272,054	3,018,703	452,507	21,286,471	79,861,324	2,841	79,864,165
Revaluation of buildings — tax (Note 6)	—	—	—	29,482	—	—	—	29,482	—	29,482

Net income and expense recognized directly in equity	—	—	—	29,482	—	—	—	29,482	—	29,482
Net income	—	—	—	—	—	—	9,299,784	9,299,784	1,073	9,300,857

Total recognized income and expense for 2007	—	—	—	29,482	—	—	9,299,784	9,329,266	1,073	9,330,339
Employee share option scheme:
-Value of employee services	—	—	157,262	—	—	—	—	157,262	—	157,262
-Recognition of shares issued on exercise of options (Note 29)	5,206	366,324	(58,268)	—	—	—	—	313,262	—	313,262
Conversion of convertible bonds (Note 18)	87,262	10,730,766	—	—	—	—	—	10,818,028	—	10,818,028
Consideration for purchase of entity under common control (Note 1)	—	—	—	—	—	(880,000)	—	(880,000)	—	(880,000)
Transfer of retained profits to other reserve due to Business Combination under common control (Note 1)	—	—	—	—	—	95,277	(95,277)	—	—	—
Transfer of net income of entity under common control to Unicom Group (Note 1)	—	—	—	—	—	(101,020)	—	(101,020)	—	(101,020)
Appropriation to statutory reserve (Note 16)	—	—	—	—	718,345	—	(718,345)	—	—	—
Dividends relating to 2006 (Note 31)	—	—	—	—	—	—	(2,284,942)	(2,284,942)	—	(2,284,942)

Balance at December 31, 2007	1,436,908	64,320,066	363,167	301,536	3,737,048	(433,236)	27,487,691	97,213,180	3,914	97,217,094

The accompany notes are an integral part of the consolidated financial statements.

CHINA UNICOM LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Expressed in thousands)

			2005	2006
			As restated	As restated
	Note		(Note 2.1)	(Note 2.1)	2007	2007
			RMB	RMB	RMB	US$

Cash flows from operating activities
Cash generated from operations	(a	)	34,610,910	39,217,031	36,836,129	5,049,781
Interest received			100,342	251,222	188,555	25,849
Interest paid			(1,828,646)	(1,212,745)	(498,080)	(68,281)
Income tax paid			(1,474,423)	(2,113,144)	(4,195,111)	(575,098)

Net cash generated from operating activities			31,408,183	36,142,364	32,331,493	4,432,251

Cash flows from investing activities
Purchase of property, plant and equipment			(16,739,196)	(16,977,370)	(21,501,863)	(2,947,641)
Proceeds from sale of property, plant and equipment			91,935	59,455	82,029	11,245
Consideration for purchase of entity under common control	1		—	—	(880,000)	(120,637)
Decrease/(increase) in short-term bank deposits			379,568	86,637	(448,196)	(61,442)
Purchase of other assets			(580,787)	(743,336)	(2,218,552)	(304,136)

Net cash used in investing activities			(16,848,480)	(17,574,614)	(24,966,582)	(3,422,611)

Cash flows from financing activities
Proceeds from exercise of share options			52,134	535,299	313,262	42,944
Proceeds from minority interest of a subsidiary in respect of share capital contribution			2,500	—	—	—
Proceeds from short-term bonds			9,690,800	6,949,700	—	—
Proceeds from short-term bank loans			12,532,071	2,143,000	—	—
Proceeds from long-term bank loans			6,103,657	1,345,050	—	—
Proceeds from issuance of convertible bonds			—	7,993,500	—	—
Repayment of short-term bonds			—	(9,731,800)	(6,969,700)	(955,460)
Repayment of short-term bank loans			(20,104,146)	(8,905,858)	—	—
Repayment of long-term bank loans			(20,752,887)	(10,758,599)	(3,991,246)	(547,151)
Dividends paid to the Company’s equity holders	31		(1,256,924)	(1,384,146)	(2,284,942)	(313,237)

Net cash used in financing activities			(13,732,795)	(11,813,854)	(12,932,626)	(1,772,904)

Net increase /(decrease) in cash and cash equivalents			826,908	6,753,896	(5,567,715)	(763,264)
Cash and cash equivalents, beginning of year			4,662,387	5,489,295	12,243,191	1,678,390

Cash and cash equivalents, end of year	14		5,489,295	12,243,191	6,675,476	915,126

Analysis of the balances of cash and cash equivalents:

Cash balances			9,601	4,549	4,155	570
Bank balances			5,479,694	12,238,642	6,671,321	914,556

			5,489,295	12,243,191	6,675,476	915,126

(a)	The reconciliation of income before income tax to cash generated from operations is as follows:

	2005	2006
	As restated	As restated
	(Note 2.1)	(Note 2.1)	2007	2007
	RMB	RMB	RMB	US$

Income before income tax	7,092,732	6,564,912	12,955,027	1,775,975
Adjustments for:
Depreciation and amortization	20,634,519	22,686,568	22,677,167	3,108,761
Amortization of customer acquisition costs of contractual CDMA subscribers	6,065,479	4,375,353	4,000,358	548,400
Interest income	(100,807)	(263,542)	(186,243)	(25,532)
Financial costs/(gains)	1,087,757	460,003	(256,794)	(35,203)
Loss on disposal of property, plant and equipment	25,133	144,950	109,021	14,945
Share-based compensation costs	108,417	146,294	157,262	21,559
Provision for doubtful debts	1,518,699	1,753,915	1,727,009	236,752
Unrealized/realized loss on changes in fair value of derivative component of convertible bonds	—	2,396,592	568,860	77,984

Changes in working capital:
Increase in accounts receivable	(901,295)	(591,235)	(1,495,952)	(205,077)
Decrease/(increase) in inventories	1,033,859	(214,437)	(154,493)	(21,179)
Increase in other assets	(2,875,139)	(1,877,314)	(3,103,991)	(425,519)
Increase in prepayments and other current assets	(512,564)	(415,625)	(2,165,549)	(296,870)
Decrease/(increase) in amounts due from Domestic Carriers	131,434	(36)	(11,215)	(1,537)
Decrease in amounts due from Unicom Group	61,401	—	—	—
(Increase)/decrease in amounts due from related parties	(202,703)	220,750	148,074	20,299
Increase in payables and accrued liabilities	698,777	2,300,159	1,499,999	205,632
Increase in advances from customers	792,466	2,097,677	1,507,666	206,682
Decrease in deferred revenue	(494,393)	(1,106,934)	(957,713)	(131,291)
(Decrease)/increase in amounts due to Domestic Carriers	(127,908)	18,017	(254,602)	(34,903)
Increase/(decrease) in amounts due to Unicom Group	463,456	308,883	(368,618)	(50,533)
Increase in amounts due to related parties	111,590	212,081	440,856	60,436

Cash generated from operations	34,610,910	39,217,031	36,836,129	5,049,781

(b)	Major non-cash transactions:
(i)	Payables to equipment suppliers for construction-in-progress during 2007 increased by approximately RMB4.0 billion (2005: approximately RMB0.7 billion; 2006: approximately RMB5.1 billion).

(ii)	On August 20, 2007, the USD1 billion convertible bonds were fully converted into 899,745,075 ordinary shares of HKD0.1 each of the Company. Please refer to Note 18 for details.
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

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (“A Share Company”, a joint stock company incorporated in the PRC on December 31, 2001, with its A shares listed on the Shanghai Stock Exchange on October 9, 2002). The majority of the equity interest in A Share Company is owned by China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). The directors of the Company consider Unicom Group to be the ultimate holding company.

Purchase of assets and business of Guizhou branch of Unicom Group (hereinafter referred to as “Business Combination”)

Pursuant to an asset transfer agreement entered between China Unicom Corporation Limited (“CUCL”, a subsidiary of the Company) and Unicom Group on November 16, 2007, CUCL agreed to purchase the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group)) of Guizhou branch of Unicom Group (“Guizhou Business”) at a cash consideration of RMB880 million. The consideration for the Business Combination was determined with reference to the results of a business valuation using methods commonly used in capital market transactions in the telecommunications industry and by the negotiations between the parties. In addition, pursuant to the asset transfer agreement, the income or loss of the Guizhou Business for the period from December 31, 2006 to the effective date of the Business Combination was transferred to Unicom Group.

The aforementioned Business Combination became effective on December 31, 2007, when all the conditions to the Business Combination were satisfied and cash consideration was settled by CUCL. Upon the completion of the Business Combination, the cellular telecommunications business operations of CUCL have been expanded to all provinces, cities and autonomous regions in the PRC. The Company has adopted merger accounting to account for this business combination of entities and businesses under the common control of Unicom Group. Please refer to Note 2.1 for details.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1	Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of buildings, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss. They have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKAS) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), and the requirements of the Hong Kong Companies Ordinance. They also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance, which were effective from January 1, 2007 with certain transitional provisions. There are certain differences between the Group’s HKFRS financial statements and PRC statutory financial statements. The principal adjustments made on PRC statutory financial statements to conform to HKFRS include the following:
•	reversal of revaluation surplus and related depreciation and amortization charges arising from the revaluation of assets performed by independent valuers for the purpose of reporting to relevant PRC government authorities prior to January 1, 2007;

•	recognition of goodwill associated with the acquisition of subsidiaries prior to 2005;

•	capitalization of the direct costs associated with the acquisition of subsidiaries prior to 2005;

•	additional capitalization of borrowing costs prior to the adoption of CAS on January 1, 2007;

•	capitalization and amortization of upfront non-refundable revenue and the related direct incremental costs for activating cellular subscribers prior to the adoption of CAS on January 1, 2007; and

•	adjustments on deferred taxation in relation to HKFRS adjustments.
Since the Group and Guizhou Business were both under the common control of Unicom Group prior to the Business Combination, the purchase of Guizhou Business is considered as a business combination of entities and businesses under common control, which has been accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting For Common Control Combinations” (“AG 5”) issued by HKICPA in November 2005. The acquired assets and liabilities of Guizhou Business are stated at historical costs, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the Guizhou Business had always been part of the Group. As a result, the 2005 and 2006 comparative figures of the consolidated financial statements have been restated accordingly.

The following tables summarizes the combined results of operations and the financial positions of the Group and Guizhou Business as of December 31, 2006 and 2007, and for the years ended December 31, 2005, 2006 and 2007 to reflect the impact of the effect of the Business Combination under common control:

	The Group (before			The Group (after
	the Business			the Business
	Combination)	Guizhou Business	Elimination	Combination)

For the year ended December 31, 2005

Results of operations:
Revenue (Turnover)	87,048,831	1,204,051	(214,949)	88,037,933
Net income/(loss)	4,931,286	(8,965)	—	4,922,321
Basic earnings per share (RMB)	0.39	—	—	0.39

	The Group (before			The Group (after
	the Business			the Business
	Combination)	Guizhou Business	Elimination	Combination)

For the year ended/as of December 31, 2006

Results of operations:
Revenue (Turnover)	94,294,493	1,352,867	(300,045)	95,347,315
Net income	3,731,931	69,096	—	3,801,027
Basic earnings per share (RMB)	0.30	—	—	0.30

Financial position:
Non-current assets	126,011,725	1,594,365	—	127,606,090
Current assets	20,426,261	303,215	(38,852)	20,690,624
Total assets	146,437,986	1,897,580	(38,852)	148,296,714
Non-current liabilities	16,723,791	17,344	—	16,741,135
Current liabilities	50,302,537	1,427,729	(38,852)	51,691,414
Total liabilities	67,026,328	1,445,073	(38,852)	68,432,549
Net assets	79,411,658	452,507	—	79,864,165

	The Group (before			The Group (after
	the Business			the Business
	Combination)	Guizhou Business	Elimination	Combination)

For the year ended/as of December 31, 2007

Results of operations:
Revenue (Turnover)	98,515,372	1,407,223	(383,208)	99,539,387
Net income	9,205,580	95,277	—	9,300,857
Basic earnings per share (RMB)	0.71	—	—	0.71

Financial position:
Non-current assets	130,763,519	1,824,730	—	132,588,249
Current assets	16,857,746	165,824	(189,449)	16,834,121
Total assets	147,621,265	1,990,554	(189,449)	149,422,370
Non-current liabilities	2,960,312	13,370	—	2,973,682
Current liabilities	47,890,623	1,530,420	(189,449)	49,231,594
Total liabilities	50,850,935	1,543,790	(189,449)	52,205,276
Net assets	96,770,330	446,764	—	97,217,094

As of December 31, 2007, the current liabilities of the Group had exceeded the current assets by approximately RMB32.4 billion (December 31, 2006: approximately RMB31.0 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2005, 2006 and 2007 have been prepared under the going concern basis.

The preparation of the consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
(a)	Standards, amendments and interpretations effective in 2007 that are relevant and are applicable to the Group’s operation
•	HKFRS 7, “Financial instruments: Disclosures”, and the complementary amendment to HKAS 1, “Presentation of financial statements — Capital disclosures”, introduce new disclosures relating to financial instruments and capital management which do not have any significant impact on the classification and valuation of the Group’s financial instruments.

•	HK(IFRIC)-Int 8, “Scope of HKFRS 2”, requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of HKFRS 2. This interpretation does not have any significant impact on the Group’s consolidated financial statements.

•	HK(IFRIC)-Int 9, “Reassessment of embedded derivatives”, requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As the Group did not change the terms of these kinds of contracts, this interpretation does not have any impact on the Group’s consolidated financial statements.

•	HK(IFRIC)-Int 10, “Interim financial reporting and impairment”, prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation does not have any significant impact on the Group’s consolidated financial statements.
(b)	Interpretation to existing standards effective in 2007 and not relevant to the Group’s operation
•	HK(IFRIC)-Int 7, “Applying the restatement approach under HKAS 29, Financial reporting in hyperinflationary economies”, provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of hyperinflationary economy as its functional currency, this interpretation is not relevant to the Group’s operation.

(c)	Standards, amendments and interpretations to existing standards that are not yet effective in 2007 and have not been early adopted by the Group
•	HKFRS 2 (Amendment), “Share-based Payment Vesting Conditions and Cancellations” (effective for annual periods beginning on or after January 1, 2009). The amendment clarifies the definition of “vesting conditions” and specifies the accounting treatment of “cancellations” by the counterparty to a share-based payment arrangement. Vesting conditions are service conditions (which require a counterparty to complete a specified period of service) and performance conditions (which require a specified period of service and specified performance targets to be met) only. All “non-vesting conditions” and vesting conditions that are market conditions shall be taken into account when estimating the fair value of the equity instruments granted. All cancellations are accounted for as an acceleration of vesting and the amount that would otherwise have been recognized over the remainder of the vesting period is recognized immediately. The Group will apply HKFRS 2 (Amendment) from January 1, 2009, but it is not expected to have significant impact on the Group’s consolidated financial statements.

•	HKFRS 8, “Operating segments” (effective for annual periods beginning on or after January 1, 2009), replaces HKAS 14 and aligns segment reporting with the requirements of the US Standard SFAS 131, “Disclosures about segments of an enterprise and related information”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from January 1, 2009. This standard is not expected to have any significant impact on the classification and presentation of the Group’s consolidated financial statements.

•	(Revised) HKFRS 3 “Business Combination” (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after July 1, 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements of a business are ‘capable of being conducted’ rather than ‘are conducted and managed’. It requires consideration (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other HKFRS including income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. Any non-controlling interest in an acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The Group will apply (Revised) HKFRS 3 from January 1, 2010.

•	(Revised) HKAS 1, “Presentation of financial statements” (effective for annual periods beginning on or after January 1, 2009). The revised HKAS 1 affects the presentation of owner changes in equity and of comprehensive income. It does not change the recognition, measurement or disclosures of specific transactions and other events required by other HKFRS. Management is currently assessing the impact of (Revised) HKAS 1 on the Group’s consolidated financial statements but the probable key impact will be on the manner in which the Group presents its financial statements.

•	HKAS 23 (Amendment), “Borrowing costs” (applied to borrowing cost related to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset

(one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. HKAS 23 (Amendment) is not expected to have a material impact on the Group’s consolidated financial statements.

•	HK(IFRIC)-Int 11, “Group and treasury share transactions” (effective for annual periods beginning on or after March 1, 2007), provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. Management is currently assessing the impact of HK(IFRIC)-Int 11 on the Group’s and the Company’s financial statements.

•	HK(IFRIC)-Int 13, “Customer loyalty programmes” (effective for annual periods beginning on or after July 1, 2008), clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free services/ products), the arrangement is a multiple-element arrangement and the consideration received or receivable from the customer is allocated between the components of the arrangement using fair values. Management is currently assessing the impact of HK(IFRIC)-Int 13 on the Group’s operations and consolidated financial statements.

•	(Revised) HKAS 27 “Consolidated and Separate Financial Statements” (effective for annual periods beginning on or after July 1, 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognized, with any gain or loss recognized in income or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group will apply (Revised) HKAS 27 from January 1, 2010.
(d)	Interpretations to existing standards that are not yet effective and not relevant for the Group’s operations
•	HK(IFRIC)-Int 12, “Service concession arrangements” (effective for annual periods beginning on or after January 1, 2008). HK(IFRIC)-Int 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. HK(IFRIC)-Int 12 is not relevant to the Group’s operations because the Group did not involve in such arrangements.

•	HK(IFRIC)-Int 14, “The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective for annual periods beginning on or after January 1, 2008). HK(IFRIC)-Int 14 provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. HK(IFRIC)-Int 14 is not relevant to the Group’s operations because none of the Group’s companies have defined benefit assets.

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.
(a)	Subsidiaries

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

The Group has acquired the equity interests of certain subsidiaries prior to 2005 (refer to Note 7 for details). Prior to the adoption of HKFRS in 2005, the Group accounted for the acquisition of subsidiaries under common control in accordance with the original HK SSAP 27 “Accounting for Group Reconstructions” (“HK SSAP 27”) under the previous accounting principles generally accepted in Hong Kong and the requirement of the Hong Kong Companies Ordinance. Since the criteria for applying merger accounting under the HK SSAP 27 was not satisfied, the purchase method of accounting was used to account for the acquisitions of those subsidiaries (including common control transactions) by the Group prior to 2005.

Under the purchase method of accounting, the cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

Upon the adoption of HKFRS in 2005, merger accounting is used by the Group to account for the business combination of entities and businesses under common control in accordance with AG 5 issued by the HKICPA. The results of operations and financial position of such entities or businesses are included in the consolidated financial statements as if the businesses were always part of the Group from the beginning of the earliest period presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries would be changed when necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

(b)	Minority interests

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and statements of changes in equity within equity, separately from equity attributable to the equity holders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statements of income as an allocation of the total income or loss for the year between minority shareholders and the equity holders of the Company.

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

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains or losses for the Group that are recorded in the consolidated financial statements. Purchases from minority interests result in goodwill, being the difference of any consideration paid and the relevant share of the carrying value of the net assets of the subsidiary acquired.
2.3	Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Group has not presented geographical segments as the Group operates primarily in one geographical segment. This is also consistent with the Group’s internal financial reporting.

Unallocated costs primarily represent corporate expenses, unrealized/realized loss on changes in fair value of derivative component of convertible bonds and income tax expense, whilst unallocated income represents interest income and other gains (including the tax refund on reinvestment in a subsidiary) that cannot be identified to different operating segments. Segment assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash. Segment liabilities primarily comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.
2.4	Foreign Currency Translation
(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (“the functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and presentation currency.

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

For the convenience of the reader, translation of amounts for RMB into United States dollars (“US$”) has been made at the noon buying rate in New York city for cable transfer payables in foreign currencies as certified for customers purposes by the Federal Reserve Bank of New York on December 31, 2007 of US$1.00=RMB7.2946.
2.5	Property, Plant and Equipment

Buildings are stated at fair value, based on periodic valuations by external independent valuers, less subsequent depreciation for buildings. The last external independent valuations were performed on buildings as of August 31, 2006. In the intervening years, the directors review the carrying value of buildings and adjustment is made where in the directors’ opinion there has been a material change in value. Other property, plant and equipment, comprising leasehold improvements, telecommunications equipment, office furniture, fixtures and others are stated at historical cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Increases in the carrying amount arising from revaluation of buildings are credited to the revaluation reserve in shareholders’ equity. Decreases that offset previous increases on the same asset are charged against the revaluation reserve directly in equity, all other decreases are charged to the statement of income. Upon the disposal or retirement of revaluated buildings, the realized portion of the revaluation reserve is transferred from the revaluation reserve to retained profits.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs or revalued amounts less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10 — 40 years	3%
Telecommunications equipment	5 — 15 years	3%
Office furniture, fixtures and others	5 — 7 years	3%
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

Gain or loss on disposal of a property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognized within “general, administrative and other expenses” in the statement of income. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained profits.
2.6	Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Group has allocated goodwill to the GSM Business and the CDMA Business which it operates (Note 2.8).
2.7	Other Assets

Other assets mainly represent (i) capitalized direct incremental costs for activating GSM and CDMA subscribers; (ii) customer acquisition costs under contractual CDMA subscriber packages; (iii) computer software; (iv) prepaid rental for premises and leased lines; and (v) prepayment for land use right.

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

Long-term prepaid rental for premises and leased lines are amortized using a straight-line method over the lease period.

Long-term prepayment for land use rights are amortized over the period of the lease on a straight-line basis.

2.8	Impairment of Non-Financial Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortization and are tested for impairment at each balance sheet date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered from impairment are reviewed for possible reversal of the impairment at each reporting date.
2.9	Inventories

Inventories, which principally comprise handsets, SIM cards, UIM cards and accessories, are stated at the lower of cost and net realizable value. Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for all the inventories including CDMA handsets is determined on the basis of anticipated sales proceeds less estimated selling expenses.
2.10	Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets’ carrying amount and the present value of estimated future cash flows. The carrying amount of the assets is reduced through the use of a provision account, and the amount of the loss is recognized within “general, administrative and other expenses” in the statement of income. When a receivable is proven to be uncollectible with sufficient evidence, it is written off against the provision account for receivables. Subsequent recoveries of amounts previously written off are credited against “general, administrative and other expenses” in the statement of income.

2.11	Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.12	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

2.13	Convertible Bonds

As the functional currency of the Group is RMB, the conversion of the convertible bonds denominated in Hong Kong Dollars did not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Group, for a fixed number of the Company’s shares. In accordance with the requirements of HKAS 39, “Financial Instruments — Recognition and Measurement”, the convertible bond contract must be separated into two component elements: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds.

On the issue of the convertible bonds, the fair value of the embedded conversion option was calculated using the Binomial model. The derivative component, the embedded conversion option, was carried at fair value on the balance sheet with any changes in fair value being charged or credited to the statement of income in the period when the change occurred. The remainder of the proceeds was allocated to the debt element of the bonds, net of transaction costs, and was recorded as the liability component. The liability component was subsequently carried at amortized cost until extinguished on conversion or redemption. Interest expense was calculated using the effective interest method by applying the effective interest rate to the liability component through the maturity date.

On August 20, 2007, all of the convertible bonds were converted (Note 18). When the convertible bonds were converted, the carrying amounts of the derivative and liability components were transferred to share capital and share premium as consideration for the shares issued.

2.14	Deferred Revenue and Advance from Customers
(a)	Deferred revenue

Deferred revenue represents upfront non-refundable revenue, including connection fee and receipts from activation of SIM/UIM cards relating to GSM and CDMA businesses, which are deferred and recognized over the expected service period.

(b)	Advances from customers

Advances from customers are amounts paid by customers for GSM and CDMA prepaid cards, Internet protocol (“IP”) telephone cards, other calling cards and GSM and CDMA prepaid service fees, which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognized as revenues upon the rendering of services.
2.15	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.16	Employee Benefits
(a)	Retirement benefits

The Group participates in defined contribution pension schemes. For defined contribution plan, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a reduction in the future payments is available.

(b)	Housing benefits

The Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred.

(c)	Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted excluding the impact of any non-market vesting conditions (for example, revenue and profit targets). However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to become exercisable. The Group recognizes the impact of the revision of original estimates, if any, in the statement of income, and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the share options are exercised. The corresponding employee share-based compensation reserve is transferred to share premium.
2.17	Provisions

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

2.18	Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the services and sales of telecommunications products in the ordinary course of the Group’s activities. Revenue is shown net of business tax, government surcharges, returns and discounts and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
(a)	Sales of services and goods
•	Usage fees are recognized when the service is rendered;

•	Monthly fees are recognized as revenue in the month during which the services are rendered;

•	Revenue from telephone cards, which represent service fees received from customers for telephone services, is recognized when the related service is rendered upon actual usage of the telephone cards by customers;

•	Leased lines and indefeasible rights of use (“IRU”) are treated as operating leases with rental income recognized on a straight-line basis over the lease term, except for the lease of specific and identified network assets that transfer substantially all the risks and rewards incidental to the ownership to the lessee, which is recognized as capacity sales;

•	Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, CDMA 1X wireless data services and secretarial services to subscribers, are recognized when service is rendered;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognized when title has been passed to the buyers; and

•	For CDMA promotional package where CDMA handsets are provided to subscribers for their use during a specified contract period (Note 4.2(a)), since the commercial substance of the transaction is to develop new contractual subscribers by offering handsets, the two elements of CDMA cellular services and handsets are considered as a linked transaction. Service revenues from such promotional package are recognized based upon actual usage of cellular service at the tariffs set out in the contracts. The costs of CDMA handsets are considered as subscriber acquisition costs, which are deferred and amortized over the specified contract period (refer to Note 2.7).
(b)	Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.

(c)	Dividend income

Dividend income is recognized when the right to receive payment is established.
2.19	Leases (as the lessee)
(a)	Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor), including long-term prepayment for land use rights, are expensed in the statement of income on a straight-line basis over the period of the lease.

(b)	Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the liability balance outstanding. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognized in the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
2.20	Costs under Subscriber Point Reward Program

The estimated costs of providing telecommunications services or providing non-cash gifts under the subscriber point reward program are calculated based on the value of bonus points awarded to subscribers, and are recognized as “selling and marketing expenses” when subscribers accumulate bonus points. The value of a bonus point and the criteria for awarding bonus points are established by the Group at the inception of the program.

2.21	Borrowing Costs

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
2.22	Taxation
(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

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
2.23	Government Grants

Government grants are recognized at their fair values where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Grants relating to assets are included in non-current liabilities, which are credited to the statement of income on a straight-line basis over the expected lives of the related assets. Grants relating to costs are deferred and recognized in the statement of income over the period necessary to match them with the costs that they are intended to compensate.

2.24	Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

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
2.26	Earnings per Share and per American Depositary Share (“ADS”)

Basic earnings per share is computed by dividing the income attributable to equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the income attributable to equity holders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted earnings per ADS are computed by multiplying earnings per share by 10, which is the number of shares represented by each ADS.
3.	FINANCIAL RISK MANAGEMENT
3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Financial risk management is carried out by the Group’s finance department at its headquarters, following the overall directions determined by the Board of Directors. The Group’s finance department identifies and evaluates financial risks in close co-operation with the Group’s operating units.
(a)	Market risk
(i)	Foreign exchange risk

The Group’s businesses are mainly conducted in RMB, except for certain subsidiaries located in Hong Kong, Macau and United States of America (“USA”). The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars and HK dollars. Exchange risk exists with respect to the repayment of indebtedness to foreign lenders, payables to equipment suppliers and contractors and dividends to equity holders.

The Group’s finance department at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. As of December 31, 2007, the Group had only approximately USD0.5 billion (2006: approximately USD1.0 billion) bank loans after having repaid long-term bank borrowings amounting to approximately USD0.5 billion during 2007. The Group also had cash and cash equivalents and short-term bank deposits of approximately USD119 million (2006: approximately USD501 million) and approximately HKD465 million (2006: approximately HKD664 million). Considering the gradual appreciation of RMB against both HK dollars and US dollars which is expected to continue and the amount of foreign monetary liabilities were greater than that of foreign monetary assets as of December 31, 2007, the management is of the view that the foreign exchange risk is not significant.
As of December 31, 2007, if RMB had strengthened/weakened by 10% against the US dollars and HK dollars while all other variables are held constant, the Group would have recognized additional exchange gain/loss of approximately RMB235 million (2006: approximately RMB323 million) for the US dollar and HK dollar denominated cash and cash equivalents, short-term bank deposits and bank loans.
ii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits, management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk arises from long-term bank loans and liability component of convertible bonds (which was fully converted on August 20, 2007). Bank loans issued at floating rates expose the Group to cash flow interest rate risk. Bank loans, short-term bonds and liability component of convertible bonds issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2006 and 2007, the Group’s borrowings were mainly at variable rates and were mainly denominated in US dollars (refer to Note 17).

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. From time to time, the Group may enter into interest rate swap agreements designed to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it necessary to do so in 2006 and 2007.

As of December 31, 2007, the Group had approximately RMB200 million (2006: approximately RMB315 million) of long-term bank loans at fixed rates and while approximately RMB3,652 million (2006: approximately RMB7,809 million) of long-term bank loans at floating rates. There were no balances outstanding for short-term bonds (2006: approximately RMB7,087 million) and the liability component of convertible bonds (2006: approximately RMB7,117 million) as of December 31, 2007.

For the year ended December 31, 2007, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables are held constant, the interest expenses would have been increased/decreased by approximately RMB49 million (2006: approximately RMB59 million).

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks in Hong Kong, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

The table below shows the bank deposits and cash and cash equivalents balances held at the major banks as of December 31, 2006 and 2007:

	2006	2007

Short-term bank deposits
State-owned banks	21,432	527,885
Other banks	174,388	116,131

	195,820	644,016

Cash and cash equivalents
State-owned banks	12,055,646	6,525,506
Other banks	187,545	149,970

	12,243,191	6,675,476

It is expected that there is no significant credit risk associated with the bank deposits and cash and cash equivalents since the state-owned banks have support from the government and other banks are mainly medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.
In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Group’s credit exposure is mainly represented by the fair value of accounts receivable for services. The Group has policies to limit the credit exposure on accounts receivable for services. The Group assesses the credit quality of and sets credit limits on these customers by taking into account their financial position, past history and other factors. The normal credit period granted by the Group is on average 30 days from the date of invoice. The utilization of credit limits is regularly monitored by the Group.
Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.
(c)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including short-term bank loans and the issuance of bonds. Due to the dynamic nature of the underlying businesses, the Group’s finance department at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilizing different sources of financing when necessary.

The table below analyses the Group’s bank loans, convertible bonds and obligations under finance lease (including interest to be accrued) into relevant maturity groupings based on the remaining period from the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months approximated the carrying balances, as the impact of discounting is not significant. Except for the amounts presented below, all other financial liabilities are due within 12 months.

		Between 1 and 2	Between 2 and 5
	Less than 1 year	years	years	Over 5 years

At December 31, 2006
Bank loans	4,272,004	2,583,182	1,936,621	—
Convertible bonds	—	—	8,141,351	—
Obligations under finance lease	105,101	8,059	2,639	58

	4,377,105	2,591,241	10,080,611	58

At December 31, 2007
Bank loans	2,360,140	80,830	1,726,022	—
Obligations under finance lease	1,520	1,824	2,264	—

	2,361,660	82,654	1,728,286	—

3.2	Capital risk management

The Group’s objectives when managing capital are:
•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.
In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.
The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest bearing debts plus minority interest over interest bearing debts plus total equity. Interest bearing debts represent short-term bonds, long-term bank loans, convertible bonds, and obligations under finance leases, as shown in the consolidated balance sheet. Total equity represents capital and reserves attributable to the Company’s equity holders plus minority interest as shown in the consolidated balance sheet.

The Group’s debt-to-capitalization ratios at December 31, 2006 and 2007 are as follows:

	2006
	(As restated)	2007

Interest bearing debts:
- Short-term bonds	7,087,217	—
- Long-term bank loans	4,139,349	1,660,921
- Convertible bonds	10,324,949	—
- Obligations under finance leases	10,230	3,882
- Current portion of long-term bank loans	3,984,350	2,191,382
- Current portion of obligations under finance leases	100,004	1,448

	25,646,099	3,857,633

Minority interest	2,841	3,914

Interest bearing debts plus minority interest	25,648,940	3,861,547

Total equity:
- Capital and reserves attributable to the Company’s equity holders	79,861,324	97,213,180
- Minority interest	2,841	3,914

Interest bearing debts plus total equity	105,510,264	101,074,727

Debt-to-capitalization ratio	24.3%	3.8%

The decrease in debt-to-capitalization ratio during 2007 resulted primarily from the conversion of convertible bonds into the Company’s shares and the repayment of short-term bonds and long-term bank loans by the Group.
3.3	Fair value estimation

The estimate of the fair value of the conversion option of the convertible bonds, that is separated from the host debt contract and accounted for as a derivative liability, is determined by using valuation techniques. The Group selects an appropriate valuation method and makes assumptions with reference to market conditions existing at each balance sheet date and conversion date, refer to Note 18 for details.

The carrying value of trade receivables (net of impairment provision) and payables are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
(a)	Depreciation on property, plant and equipment

Depreciation on the Group’s property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to residual values over the estimated useful lives. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account of anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change. The cost or revalued amount and accumulated depreciation of property, plant and equipment as of December 31, 2007 amounted to approximately RMB231.1 billion (2006: approximately RMB208.3 billion) and approximately RMB114.9 billion (2006: approximately RMB95.6 billion), respectively.

(b)	Impairment of non-current assets

The Group tests whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-current assets and the Group’s results would be significantly affected.

(c)	Provision for doubtful debts

Accounts receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. The Group evaluates specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. The Group records a provision based on its best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as of each reporting date, the Group makes a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining balances. The Group makes such estimates based on its past experience, historical collection patterns, subscribers’ credibility and collection trends. For general subscribers of Cellular, Long Distance, Data and Internet businesses, the Group makes a full provision for receivables aged over 3 months, which is consistent with its credit policy with respect to relevant subscribers.

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
(d)	Provision for subscriber point reward program

The Group has implemented a subscriber point reward program, which is a bonus point based scheme that rewards subscribers according to their service consumption, loyalty and payment history. The cost of the subscriber point reward program is charged to the statement of income as “selling and marketing” expenses, rather than as a reduction of revenue. The estimated liability is recognized based on (i) the value of each bonus point awarded to subscribers, and (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date. If subscribers redeem rewards or their entitlements expire, the provision is adjusted accordingly. The Group has recognized a liability for this program amounting to approximately RMB634 million as of December 31, 2007 (2006: approximately RMB556 million). As the Group has no adequate stabilized and reliable historical redemption statistics in the past, the Group may need to re-assess the method for accounting for the bonus point reward program when they are available in future or upon the adoption of HK(IFRIC)-Int 13 which is effective from January 1, 2009.

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

For temporary differences which give rise to deferred tax assets, the Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to provision for doubtful debts, accruals of expenses not yet deductible for tax purpose and write-down of inventory to net realizable value. Due to the effects of these temporary differences on income tax, the Group has recorded net deferred tax assets amounting to approximately RMB427 million as of December 31, 2007 (2006: approximately RMB310 million). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from the continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary.

(f)	Fair value of conversion option

On July 5, 2006, the Company issued a zero coupon convertible bonds with an aggregate principal amount of USD1 billion. The three-year convertible bond was issued with a conversion price of HKD8.63 and was fully converted into the Company’s shares on August 20, 2007. The embedded conversion option of the convertible bonds has been separated from the host debt contract and accounted for as a derivative liability carried at fair value through profit or loss (Note 18). The fair value of this conversion option which is not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select an appropriate valuation method and makes assumptions that are mainly based on market conditions existing at each balance sheet date and conversion date. The valuation model requires the input of subjective assumptions, including the volatility of share price, stock closing price, dividend yield, risk free rate, and expected option life. Changes in subjective input assumptions can materially affect the fair value estimate. From December 31, 2006 to August 20, 2007, the realized loss resulting from changes in fair value of the conversion option of the convertible bonds was approximately RMB569 million (2006: unrealized loss of approximately RMB2,397 million).
4.2	Critical judgements in applying the Group’s accounting policies
(a)	Capitalization of CDMA customer acquisition costs

The Group has been operating the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, the Group offers certain promotional packages. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use during the specified contract period ranging from six months to two years. In return, the subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given to them for their use. In addition, to secure contract performance, these subscribers are required under their contracts to (1) prepay certain amounts of service fees or deposits, (2) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate the Group for any loss in the event of the subscriber’s non-performance of related contractual obligations.

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

The Group determined its accounting policy for capitalization of customer acquisition costs of contractual CDMA subscribers after a careful evaluation of specific facts and circumstances, and believes that the capitalization of such costs is appropriate because future economic benefits are expected to flow to the Group in the form of future contractual revenues, taking into consideration (1) the historically high ARPUs and low churn rate, and low default or bad debt rates of these subscribers; (2) the Group’s established procedures in and the relatively low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

Therefore, the Group believes that the customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalization and amortization of these customer acquisition costs is an appropriate accounting policy. Furthermore, the Group continuously assesses and evaluates the recoverability of these customer acquisition costs, based on detailed reviews of historical subscriber churn rates and estimated default rates. Based on the Group’s current assessment and evaluation, the Group believes that the carrying amounts of the deferred customer acquisition costs as of the balance sheet date could be recovered.
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

The expected customer service period for the cellular business is estimated based on the expected stabilized churn rates of subscribers after taking into consideration factors such as customer retention experience, the expected level of competition, the risk of technological or functional obsolescence of our services and the current regulatory environment. If the estimate of the expected stabilized churn rate changes for future periods as a result of unexpected changes in competition environment, telecommunications technology or regulatory environment, the amount and timing of recognition of these deferred direct incremental costs and deferred revenue would also be changed.

The weighted average customer service period of Cellular Business based on current estimation after considering the prevailing market environment is approximately 3 years from January 1, 2007 onwards (2006: approximately 4 years). The effects of the change of accounting estimate in expected weighted average customer service period is to decrease both the deferred revenue and other assets by approximately RMB506 million each as of December 31, 2007 and increase both the amortization of deferred revenue and the amortization of other assets by approximately RMB506 million each for the year ended December 31, 2007.

(c)	Lease of CDMA network capacity

Pursuant to a CDMA lease agreement signed by the Group with Unicom Group and Unicom New Horizon in 2002 (“Original CDMA Lease Agreement”), Unicom New Horizon agreed to lease the capacity of the CDMA network to the Group.

According to the terms of the Original CDMA Lease Agreement, the initial lease period is for one year, renewable for additional one-year term at the Group’s option. The Group has the exclusive right to lease and operate the CDMA network capacity in the relevant regions. Also, the Group has the option to add or reduce the capacity leased by giving specified period of advance notice. The lease fee per unit of capacity is calculated on the basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return rate of 8%. The Group has the option to purchase the network assets with reference to the appraised value of the network determined by an independent appraiser.

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

At the inception of the Original CDMA Lease Agreement, there was a high degree of uncertainty related to the market conditions and operating results of the CDMA business. It was highly uncertain whether the Group would continue to lease the network in the future or to estimate the future network capacity to be leased. The Group was also unable to determine whether or not it would exercise the purchase option in future. Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remained with Unicom Group and Unicom New Horizon, the Group accounted for the leasing of the CDMA network as operating leases for the initial three-year expected lease period, so as to reflect the respective rights and obligations of the relevant parties to the Original CDMA Lease Agreement.

On March 24, 2005, the Group entered into another CDMA Lease Agreement (“2005 CDMA Lease Agreement”) with Unicom Group and Unicom New Horizon to replace the Original CDMA Lease Agreement. The lease period under 2005 CDMA Lease Agreement was effective from January 1, 2005 to December 31, 2006. Key terms of the 2005 CDMA Lease Agreement, including exclusive operating rights and purchase option, are substantially similar to those contained in the Original CDMA Lease Agreement except that the CDMA lease has an initial term of two years and the lease fee of the CDMA Network is to be determined on the basis of the audited CDMA service revenue. Given that the uncertainties continued, the Group at that time still considered the risks associated with the ownership of the CDMA assets substantially remained with Unicom Group and Unicom New Horizon, and concluded the leasing of the CDMA network to be an operating lease.

On October 26, 2006, the Group entered into a new CDMA Lease Agreement (the “2006 CDMA Lease Agreement”) with Unicom Group and Unicom New Horizon to renew the 2005 CDMA Lease Agreement effective from January 1, 2007. Pursuant to the 2006 CDMA Lease Agreement, the initial lease period is for one year, renewable for an additional one-year term at the Group’s option. The lease fee of the CDMA network for 2007 and 2008 is as follows:
•	31% of the audited CDMA service revenue of the lessee for each of the years 2007 and 2008; or

•	30% of the audited CDMA service revenue of the lessee for the year 2007 or 2008, where the audited CDMA business income before taxation of the lessee for the relevant year is less than the audited CDMA business income before taxation of the lessee for the year 2006 as set out in the relevant annual audited financial statements of the lessee.
Under the 2006 CDMA Lease Agreement, the annual lease fee of the CDMA network shall not be less than a certain minimum level (the “Minimum Lease Fee”) regardless of the amount of CDMA service revenue for that year. The Minimum Lease Fee for 2007 is 90% of the total amount of lease fee paid by the Group to Unicom New Horizon for 2006 pursuant to the 2005 CDMA Lease Agreement. The Minimum Lease Fee for 2008 shall be 90% of the total amount of lease fee paid by the Group to Unicom New Horizon for 2007 pursuant to the 2006 CDMA Lease Agreement. The level of lease fee under the 2006 CDMA Lease Agreement has been set by reference to the Group’s view of the industry trends, including factors such as CDMA subscribers and average revenue per user per month levels.
At the inception of the 2006 CDMA Lease Agreement, the Group believed the uncertainties of the CDMA business continue to exist, particularly due to the fact that (i) the service revenue of CDMA business was stagnant; (ii) the uncertainty of the future success of CDMA business arising from keen market competition; and (iii) the uncertainty in the future changes in technology, technological standards and government regulatory environment. In addition, the Group was still unable to determine whether it would renew the lease or whether it would exercise the purchase option when the 2006 CDMA Lease Agreement expires after the expected term of 2 years. As a result, the Group considered the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Group and Unicom New Horizon, and has concluded the leasing of the CDMA network will still be accounted for as an operating lease. On June 29, 2007, the Group renewed the lease with Unicom New Horizon for another year ending December 31, 2008.
At the beginning of each lease term, the Group will reassess the appropriate lease classification based on the relevant factors and circumstances at that time. Based on the above accounting judgment made, the operating lease expense has been recorded in the consolidated statement of income, and the carrying values of the CDMA assets and the related liabilities have not been reflected in the consolidated balance sheet of the Group. For the year ended December 31, 2007, the lease expense of approximately RMB8,382 million (2005: approximately RMB8,077 million; 2006: approximately RMB8,257 million) was recorded under leased lines and network capacities in the statement of income.

5.	SEGMENT INFORMATION

The Group comprises four business segments based on the various types of telecommunications services mainly provided to customers in Mainland China. The major business segments operated by the Group are classified as below:
•	GSM Business — the provision of GSM telephone and related services;

•	CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacity from Unicom New Horizon;

•	Data and Internet Business — the provision of domestic and international data, Internet and other related services; and

•	Long Distance Business — the provision of domestic and international long distance and other related services.
The Group’s primary measure of segment results is based on segment income or loss before income tax. Unallocated costs primarily represent corporate expenses, unrealized/realized loss on changes in fair value of derivative component of convertible bonds and income tax expense whilst unallocated income represents interest income and other gains (including the tax refund on reinvestment in a subsidiary), which cannot be identified to different operating segments.

5.1	Business Segments

											2006
	2007							(As restated)
			Data and	Long						Data and	Long
	GSM	CDMA	Internet	Distance	Unallocated			GSM	CDMA	Internet	Distance	Unallocated
	Business	Business	Business	Business	Amounts	Elimination	Total	Business	Business	Business	Business	Amounts	Elimination	Total
Revenue (Turnover):
Usage fee	35,111,665	13,941,247	1,712,831	352,081	—		51,117,824	34,067,003	15,085,577	1,769,012	63,340	—		50,984,932
Monthly fee	6,965,329	4,574,887	—	—	—		11,540,216	7,437,095	5,122,008	—	—	—		12,559,103
Interconnection revenue	6,022,826	2,066,187	36,300	476,803	—		8,602,116	4,921,363	1,759,293	39,758	389,375	—		7,109,789
Leased lines rental	—	—	535,832	670,866	—		1,206,698	—	—	472,475	557,270	—		1,029,745
Value-added service revenue	13,528,197	6,413,204	331,133	—	—		20,272,534	11,597,432	5,375,579	—	—	—		16,973,011
Other revenue	1,147,287	734,715	9,757	7,751	—		1,899,510	1,859,345	534,018	39,147	4,565	—		2,437,075

Total services revenue	62,775,304	27,730,240	2,625,853	1,507,501	—		94,638,898	59,882,238	27,876,475	2,320,392	1,014,550	—		91,093,655
Sales of telecommunications products	11,521	4,888,282	677	9	—		4,900,489	8,166	4,243,594	1,900	—	—		4,253,660

Total revenue from external customers	62,786,825	32,618,522	2,626,530	1,507,510	—		99,539,387	59,890,404	32,120,069	2,322,292	1,014,550	—		95,347,315
Intersegment revenue	—	—	2,186,120	1,705,045	—	(3,891,165)	—	—	—	3,033,392	1,836,887	—	(4,870,279)	—

Total revenue	62,786,825	32,618,522	4,812,650	3,212,555	—	(3,891,165)	99,539,387	59,890,404	32,120,069	5,355,684	2,851,437	—	(4,870,279)	95,347,315
Leased lines and network capacities	(235,722)	(8,486,539)	(396,148)	(49,195)	—	32,107	(9,135,497)	(244,896)	(8,348,151)	(303,858)	(64,785)	—	18,691	(8,942,999)
Interconnection charges	(10,021,694)	(3,553,441)	(319,282)	(871,460)	—	3,859,058	(10,906,819)	(9,580,077)	(3,533,740)	(481,528)	(927,468)	—	4,851,588	(9,671,225)
Depreciation and amortization	(19,057,783)	(630,829)	(2,286,406)	(701,779)	(370)		(22,677,167)	(18,877,780)	(718,467)	(2,419,598)	(670,191)	(532)		(22,686,568)
Employee benefit expenses	(4,411,785)	(1,777,553)	(509,627)	(245,845)	(195,178)		(7,139,988)	(4,160,376)	(1,537,816)	(527,358)	(272,653)	(182,476)		(6,680,679)
Selling and marketing	(9,878,991)	(8,912,742)	(631,987)	(257,625)	(27)		(19,681,372)	(9,415,055)	(9,248,734)	(683,402)	(224,078)	(61)		(19,571,330)
General, administrative and other expenses	(10,098,930)	(3,263,971)	(744,068)	(504,450)	(27,943)		(14,639,362)	(9,562,494)	(2,896,574)	(797,130)	(259,900)	(27,293)		(13,543,391)
Cost of telecommunications products sold	(229,199)	(4,800,842)	(1,651)	(14)	—		(5,031,706)	(189,692)	(4,718,968)	(6,197)	(19)	—		(4,914,876)
Finance gains/(costs)	134,162	(15,159)	20,236	15,325	(723,868)	656,312	87,008	(475,571)	(51,656)	(35,512)	(54,229)	(467,026)	424,362	(659,632)
Interest income	107,060	14,865	16,863	5,286	698,481	(656,312)	186,243	127,046	6,903	12,483	2,323	539,149	(424,362)	263,542
Realized/unrealized loss on changes in fair value of derivate component of convertible bonds	—	—	—	—	(568,860)		(568,860)	—	—	—	—	(2,396,592)		(2,396,592)
Other gains (loss) — net	131,582	7,197	950	2,194	2,781,237		2,923,160	23,513	982	246	(3,409)	15		21,347

Segment income (loss) before income tax	9,225,525	1,199,508	(38,470)	604,992	1,963,472		12,955,027	7,535,022	1,073,848	113,830	377,028	(2,534,816)		6,564,912

Income tax expenses							(3,654,170)							(2,763,885)

Net income							9,300,857							3,801,027

Attributable to:
Equity holders of the Company							9,299,784							3,800,920
Minority interest							1,073							107

							9,300,857							3,801,027

Other information:
Provision for doubtful debts	1,257,670	395,263	45,916	28,160	—		1,727,009	1,133,690	460,515	106,883	52,827	—		1,753,915

Capital expenditures for segment assets (a)	16,492,453	—	2,223,724	2,744,467	4,257,277		25,717,921	10,822,935	—	2,500,814	2,640,789	5,827,151		21,791,689

								December 31, 2006
	December 31, 2007							(As restated)
			Data and	Long						Data and	Long
	GSM	CDMA	Internet	Distance	Unallocated			GSM	CDMA	Internet	Distance	Unallocated
	Business	Business	Business	Business	Amounts	Elimination	Total	Business	Business	Business	Business	Amounts	Elimination	Total

Total segment assets	107,735,724	9,885,462	7,985,260	17,573,749	56,499,840	(50,257,665)	149,422,370	108,993,645	7,876,684	8,300,155	16,810,768	56,477,257	(50,161,795)	148,296,714

Total segment liabilities	32,947,282	9,100,579	2,526,811	3,831,729	3,798,875		52,205,276	39,529,979	8,137,358	2,801,914	3,673,741	14,289,557		68,432,549

	2005
	(As restated)
			Data and	Long
	GSM	CDMA	Internet	Distance	Unallocated
	Business	Business	Business	Business	Amounts	Elimination	Total
Revenue (Turnover):
Usage fee	32,449,378	17,085,257	2,539,310	598,455	—		52,672,400
Monthly fee	6,918,294	5,001,299	—	—	—		11,919,593
Interconnection revenue	3,459,137	1,408,114	55,626	408,112	—		5,330,989
Leased lines rental	—	—	392,426	464,430	—		856,856
Value-added service revenue	7,997,417	4,155,779	—	—	—		12,153,196
Other revenue	1,793,885	438,193	12,745	776	—		2,245,599

Total services revenue	52,618,111	28,088,642	3,000,107	1,471,773	—		85,178,633
Sales of telecommunications products	3,116	2,840,868	7,226	8,090	—		2,859,300

Total revenue from external customers	52,621,227	30,929,510	3,007,333	1,479,863	—		88,037,933
Intersegment revenue	—	—	2,603,102	1,242,331	—	(3,845,433)	—

Total revenue	52,621,227	30,929,510	5,610,435	2,722,194	—	(3,845,433)	88,037,933
Leased lines and network capacities	(267,703)	(8,201,561)	(369,644)	(88,349)	—	26,772	(8,900,485)
Interconnection charges	(7,283,120)	(3,408,834)	(600,462)	(962,378)	—	3,818,661	(8,436,133)
Depreciation and amortization	(17,578,502)	(617,342)	(1,886,178)	(551,045)	(1,452)		(20,634,519)
Employee benefits expenses	(3,570,445)	(1,193,545)	(492,376)	(297,160)	(99,494)		(5,653,020)
Selling and marketing	(7,604,010)	(11,488,224)	(1,386,790)	(315,791)	—		(20,794,815)
General, administrative and other expenses	(8,120,711)	(2,585,071)	(867,670)	(259,705)	(21,871)		(11,855,028)
Cost of telecommunications products sold	(81,302)	(3,575,782)	(16,315)	(434)	—		(3,673,833)
Finance costs	(970,737)	(48,762)	(37,043)	(66,787)	(223,682)	213,773	(1,133,238)
Interest income	69,005	9,190	2,915	3,807	229,663	(213,773)	100,807
Other gains (loss), net	25,708	9,064	65	229	(3)		35,063

Segment income (loss) before income tax	7,239,410	(171,357)	(43,063)	184,581	(116,839)		7,092,732

Income tax expenses							(2,170,411)

Net income							4,922,321

Attributable to:
Equity holders of the Company							4,922,087
Minority interest							234

							4,922,321

Other information:
Provision for doubtful debts	882,335	463,169	139,327	33,868	—		1,518,699

Capital expenditures for segment assets (a)	7,471,634	—	1,962,796	2,162,637	6,154,335		17,751,402

	December 31, 2005
	(As restated)
			Data and	Long
	GSM	CDMA	Internet	Distance	Unallocated
	Business	Business	Business	Business	Amounts	Elimination	Total

Total segment assets	109,392,304	4,409,969	7,518,912	17,794,349	55,667,580	(50,161,795)	144,621,319

Total segment liabilities	46,749,117	6,185,964	2,519,018	4,973,134	7,523,596		67,950,829

(a)	Capital expenditures classified under “Unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

5.2	Geographical Segments

The customers of the Group’s services are mainly in Mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue.

In addition, although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment and other assets) are situated in Mainland China, as the Group’s principal activities are conducted in Mainland China. For 2005, 2006 and 2007, substantially all capital expenditures were incurred to acquire assets located in Mainland China and less than 10% of the Group’s assets and operations are located outside Mainland China. Accordingly, no geographical segment information is presented.
6.	PROPERTY, PLANT AND EQUIPMENT

							2006
	2007						(As restated)
			Office
		Tele-	furniture,
		communications	fixtures and	Leasehold	Construction-
	Buildings	equipment	others	Improvements	in-progress	Total	Total

Cost or valuation:
Beginning of year	14,803,953	168,812,268	9,674,505	1,388,443	13,670,239	208,349,408	189,027,732
Additions	171,943	206,103	364,650	—	24,975,225	25,717,921	21,791,689
Transfer from CIP	1,461,030	20,609,388	1,181,800	427,006	(23,679,224)	—	—
Revaluation surplus	—	—	—	—	—	—	200,330
Reclassification to other assets	—	—	—	—	—	—	(528,428)
Disposals	(75,865)	(2,487,221)	(237,219)	(203,846)	—	(3,004,151)	(2,141,915)

End of year	16,361,061	187,140,538	10,983,736	1,611,603	14,966,240	231,063,178	208,349,408

Representing:
At cost	3,829,030	187,140,538	10,983,736	1,611,603	14,966,240	218,531,147	195,817,377
At valuation	12,532,031	—	—	—	—	12,532,031	12,532,031

	16,361,061	187,140,538	10,983,736	1,611,603	14,966,240	231,063,178	208,349,408

Accumulated depreciation and impairment:
Beginning of year	3,568,448	86,137,955	5,031,750	801,321	14,307	95,553,781	75,227,572
Charge for the year	321,038	19,866,791	1,691,176	281,328	—	22,160,333	22,263,719
Disposals	(62,917)	(2,328,303)	(218,035)	(203,846)	—	(2,813,101)	(1,937,510)

End of year	3,826,569	103,676,443	6,504,891	878,803	14,307	114,901,013	95,553,781

Net book value:
End of year	12,534,492	83,464,095	4,478,845	732,800	14,951,933	116,162,165	112,795,627

Beginning of year	11,235,505	82,674,313	4,642,755	587,122	13,655,932	112,795,627	113,800,160

For the year ended December 31, 2007, interest expense of approximately RMB274 million (2005: approximately RMB691 million; 2006: approximately RMB431 million) was capitalized to construction-in-progress. The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.60% to 5.80% for the year ended December 31, 2007 (2005: 3.60% to 5.58%; 2006: 3.60% to 5.83%).

Buildings of the Group were revalued at March 31, 2000 and August 31, 2006 respectively by independent property valuation firms, using the replacement cost or open market value approach, as appropriate. As of December 31, 2007, the accumulated revaluation surplus on the buildings resulting from all previous revaluations of the buildings amounted to approximately RMB377 million. The revaluation surplus net of the related deferred income tax of approximately RMB76 million (2006: approximately RMB105 million) was credited to revaluation reserve in shareholders’ equity. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB18.5 million for 2007 (2005: approximately RMB8.8 million; 2006: approximately RMB8.8 million). As of December 31, 2007, the carrying value of buildings would have been approximately RMB12,236 million (2006: approximately RMB10,989 million) had they been stated at historical cost less accumulated depreciation. The directors of the Company consider the fair values of these buildings were not materially different from their carrying values as of December 31, 2007.

Telecommunications equipment held under finance leases represents wireless public phone equipment. As of December 31, 2007, net book value of wireless public phone equipment under finance leases amounted to approximately RMB189 million (2006: approximately RMB231 million) (Note 19).

For the year ended December 31, 2007, the Group recognized loss on disposal of property, plant and equipment of approximately RMB109 million (2005: approximately RMB25 million; 2006: approximately RMB145 million).

7.	GOODWILL

	2006	2007
Cost:
Goodwill arising from acquisitions	3,143,983	3,143,983

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. in 2002 and 2003 respectively represented the excess of the purchase considerations over the Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRS and AG 5 in 2005 (refer to Note 2.2(a)).

Goodwill is allocated to the Group’s cash-generating units (“CGU”) identified according to business segments. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use discounted pre-tax cash flow projections based on financial budgets approved by management, including expected profit margins, growth rates and the applicable discount rates. Management determined expected profit margins based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the business segments. The discount rates used are pre-tax and reflect specific risks relating to the business. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2006 and 2007.

8.	OTHER ASSETS

	2006
	Note	(As restated)	2007

Direct incremental costs for activating subscribers	(a)	2,260,728	1,301,112
Customer acquisition costs of contractual CDMA subscribers	(b)	1,712,426	2,349,225
Long-term prepayment for land use rights	(c)	4,933,290	5,881,167
Purchased software	(d)	681,712	1,020,673
Prepaid rental for premises and leased lines		1,006,252	1,233,019
Others	(d)	762,404	1,070,003

		11,356,812	12,855,199

(a)	For the year ended December 31, 2007, amortization of direct incremental costs for activating GSM and CDMA subscribers amounted to approximately RMB1,527 million (2005: approximately RMB1,595 million; 2006: approximately RMB1,829 million) (Note 25), which has been included in “selling and marketing” expenses.

(b)	For the year ended December 31, 2007, amortization of the customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB4,000 million (2005: approximately RMB6,065 million; 2006: approximately RMB4,375 million) (Note 25), which was recorded in “selling and marketing” expenses. As of December 31, 2007, the carrying amount of unamortized customer acquisition costs of contractual CDMA subscribers totaled approximately RMB2,857 million (2006: approximately RMB2,170 million), with approximately RMB2,349 million (2006: approximately RMB1,712 million) recorded in “other assets” (for contracts expiring over 1 year) and approximately RMB508 million (2006: approximately RMB458 million) recorded in “prepayments and other current assets” (for contracts expiring within 1 year) (Note 12).

(c)	The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analyzed as follows:

	2006
	(As restated)	2007
Held on:
Leases of between 10 to 50 years	4,898,461	5,836,838
Leases of less than 10 years	34,829	44,329

	4,933,290	5,881,167

For the year ended December 31, 2007, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB174 million (2005: approximately RMB29 million; 2006: approximately RMB171 million), which was recorded in “general, administrative and other expenses”.

(d)	For the year ended December 31, 2007, the amortization of purchased software and others of other assets amounted to approximately RMB517 million (2005: approximately RMB448 million; 2006: approximately RMB423 million) (Note 25).

9.	TAXATION

Provision for taxation represents:

	2005	2006
	(As restated)	(As restated)	2007

Provision for enterprise income tax on the estimated taxable income for the year
- Hong Kong	1,063	4,817	5,916
- Outside Hong Kong	2,033,457	2,838,365	3,736,021

	2,034,520	2,843,182	3,741,937
Deferred taxation	135,891	(79,297)	(87,767)

	2,170,411	2,763,885	3,654,170

(a)	The Company did not have any assessable income sourced from Hong Kong for the years ended December 31, 2005, 2006 and 2007.

(b)	China Unicom International Limited (“Unicom International”, a subsidiary of the Company) assessed its income tax liability in Hong Kong using the tax rate of 17.5% (2005: 17.5%; 2006: 17.5%). The income tax liability of Unicom International amounted to approximately RMB5.92 million for the year ended December 31, 2007 (2005: approximately RMB1.06 million; 2006: approximately RMB4.82 million).

(c)	China Unicom (Macau) Company Limited (“Unicom Macau”, a subsidiary of the Company) assessed its income tax liability in Macau using progressive tax rates from 3% to 12%. There is no Macau income tax liability of Unicom Macau for the years ended December 31, 2005, 2006 and 2007 as there were no assessable income in these years.

(d)	Various provincial/municipal branches of CUCL were granted preferential tax treatment by relevant tax authorities to assess their enterprise income tax at the rates of 13% or 18% in Mainland China for the years ended December 31, 2005, 2006 and 2007. The remaining provincial branches were assessed at the statutory tax rate of 33%.

(e)	For the years ended December 31, 2005, 2006 and 2007, Unicom Huasheng Telecommunications Technology Company Limited (“Unicom Huasheng”, a subsidiary of CUCL) and its branches are subject to income tax at the statutory enterprise income tax rate of 33% in Mainland China. The income tax liabilities of Unicom Huasheng and its branches were assessed separately by relevant local tax authorities.

(f)	Before the Business Combination became effective on December 31, 2007, Guizhou Busines was operated by Guizhou branch of Unicom Group. The income tax of Guizhou branch of Unicom Group was reported on a consolidated basis with Unicom Group and no separate tax return was prepared. The accumulated tax losses incurred by Guizhou Business have not been fully utilized by Unicom Group, therefore no income tax expenses were recognized for the Guizhou Business in 2007 or prior years in accounting for the Guizhou Business using merger accounting.

In addition, in accordance with the relevant PRC tax laws and regulations, the accumulated tax losses and other temporary differences associated with Guizhou Business carried forward from prior years could not be utilized by CUCL upon the completion of the Business Combination. Accordingly, deferred tax assets and liabilities were not recognized by CUCL in the relevant periods presented in applying merger accounting to the Business Combination of Guizhou Business.

(g)	Pursuant to the new PRC enterprise income tax law passed by the Tenth National People’s Congress of the PRC on March 16, 2007, the new enterprise income tax rates for domestic and foreign enterprises established in Mainland China are unified at 25% and are effective from January 1, 2008. However, for entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five year period. As a result, the deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is expected to be realized or the liability is expected to be settled, resulting in a decrease of approximately RMB130 million of net deferred tax assets in the balance sheet as of December 31, 2007 and approximately RMB154 million of deferred taxation charged to the statement of income and approximately RMB24 million deferred taxation credited to equity for the year ended December 31, 2007.

(h)	On December 6, 2007, the State Council issued the detail implementation regulations of the new PRC enterprise income tax law. Pursuant to the regulations, a 5% withholding income tax will be levied on dividends declared on or after January 1, 2008 by foreign investment enterprises established in Mainland China to their foreign shareholders in Hong Kong. Pursuant to a notice jointly issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008, where foreign investment enterprises declare dividends in 2008 and beyond out of their cumulative retained profits as of December 31, 2007, such dividends are exempted from withholding income tax. For dividends paid out of profits earned by foreign investment enterprises after January 1, 2008, the 5% withholding income tax will be applicable, unless the investor is deemed as a PRC Tax Resident Enterprise. Management is currently assessing the PRC Tax Resident Enterprises status of the Company and the impact of this tax regulation on the Group’s operations and financial position effective from 2008.
Reconciliation between applicable statutory tax rate and the effective tax rate:

		2005	2006
	Note	(As restated)	(As restated)	2007

PRC statutory tax rate of 33%		33.0%	33.0%	33.0%
Non-deductible expenses		1.8%	1.8%	1.1%
Unrealized/Realized loss on changes in fair value of derivative component of convertible bonds		—	12.0%	1.4%
Non-taxable income
- Tax refund on reinvestment in a subsidiary	24	—	—	(7.1%)
- Interest income		—	(0.6%)	(0.1%)
- Connection fee		(1.2%)	(1.3%)	—
- Line leasing income		(0.1%)	—	—
Accumulated tax losses and other temporary differences of Guizhou Business not recognized by the Group	(f)	—	(0.3%)	(0.2%)
Impact of PRC preferential tax rates		(2.2%)	(2.3%)	(1.1%)
Investment tax credits for domestic equipment		(0.7%)	(0.2%)	—
Effect of change of tax rate under the new PRC enterprise income tax law	(g)	—	—	1.2%

Effective tax rate		30.6%	42.1%	28.2%

Tax effect of preferential tax rate is as follows:

	2005	2006	2007

Aggregate amount (RMB in millions)	155	150	148
Per share effect (RMB)	0.012	0.012	0.011

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	2006	2007
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	787,991	461,902
- Deferred tax asset to be recovered within 12 months	887,636	680,452

	1,675,627	1,142,354

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(1,051,774)	(448,620)
- Deferred tax liabilities to be settled within 12 months	(314,185)	(266,832)

	(1,365,959)	(715,452)

Net deferred tax assets after offsetting	309,668	426,902

Deferred tax liabilities that cannot be offset	(5,879)	(5,864)

There were no material unrecognized deferred tax assets as of December 31, 2006 and 2007.

The movement of the net deferred tax assets/liabilities is as follows:

	2005	2006	2007
Net deferred tax assets after offsetting :
- Beginning of year	468,774	335,234	309,668
- Deferred tax (charged)/credited to the statement of income	(133,540)	79,563	87,752
- Deferred tax (charged)/credited to equity	—	(105,129)	29,482

- End of year	335,234	309,668	426,902

The deferred tax liabilities that cannot be offset:
- Beginning of year	(3,262)	(5,613)	(5,879)
- Deferred tax (charged)/credited to the statement of income	(2,351)	(266)	15

- End of year	(5,613)	(5,879)	(5,864)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same fiscal authority:

	Note	2006	2007

Mainland China
Deferred tax assets:
Interest on loans from CCF joint ventures	(i)	45,463	23,129
Loss arising from terminations of CCF Arrangements	(i)	20,636	—
Provision for doubtful debts		492,920	411,274
Write-down of inventories to net realizable value		32,858	39,833
Accruals of retirement benefits		18,137	12,993
Additional depreciation deductible for tax in future years		6,315	—
Monetary housing benefits		12,607	8,595
Net amount of deferral and amortization of upfront non-refundable revenue		740,429	321,936
Accruals of expenses not yet deductible for tax purpose		232,863	257,145
Others		73,399	67,449

		1,675,627	1,142,354

Deferred tax liabilities:
Net amount of capitalization and amortization of direct incremental costs		(740,429)	(321,936)
Capitalized interest already deducted for tax purpose		(520,401)	(317,869)
Revaluation of buildings	6	(105,129)	(75,647)

		(1,365,959)	(715,452)

		309,668	426,902

Hong Kong
Deferred tax liabilities:
Accelerated depreciation for tax purpose		(5,879)	(5,864)

(i)	Prior to 2000, in the process of developing its cellular networks, the GSM Business entered into cooperation agreements with certain contractual joint ventures (the “CJVs”) established in Mainland China. Each CJV was established by one or more Chinese enterprises and one or more foreign parties. The aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangement (the “CCF Arrangements”). Pursuant to the CCF Arrangements, the CJVs extended funding to the GSM Business for the construction of telecommunications systems and network equipment in Mainland China. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interest had been accrued by the GSM Business based on the funds provided by the CJVs at the then prevailing market borrowing rates. All CCF Arrangements were terminated in 1999 and 2000, the related loss on the termination of CCF Arrangements was charged to the statement of income as incurred. Pursuant to the approval of relevant tax authorities, all the interest costs and the loss on termination of these CCF Arrangements are to be deducted against current taxable income over 7 years. The resulting deferred tax assets were recognized accordingly.
10. INVENTORIES

	2006
	(As restated)	2007

Handsets	1,489,132	1,587,124
Telephone cards	531,407	584,742
Others	353,332	356,498

	2,373,871	2,528,364

The cost of inventories recognized as expense and included in cost of telecommunications products sold amounted to approximately RMB5,032 million (2005: approximately RMB3,677 million; 2006: approximately RMB4,915 million).

For the year ended December 31, 2007, the write-down of inventories to net realizable value amounted to approximately RMB163 million (2005: approximately RMB19 million; 2006: approximately RMB47 million), which was mainly due to the decline of market values of certain handsets.

11.	ACCOUNTS RECEIVABLE, NET

	2006
	(As restated)	2007

Accounts receivable for GSM services	3,486,610	2,558,757
Accounts receivable for CDMA services	2,248,486	1,637,100
Accounts receivable for Data and Internet services	323,369	203,623
Accounts receivable for Long Distance services	458,402	440,615

Sub-total	6,516,867	4,840,095

Less: Provision for doubtful debts for GSM services	(1,864,775)	(1,027,899)
Provision for doubtful debts for CDMA services	(912,892)	(442,192)
Provision for doubtful debts for Data and Internet services	(77,006)	(104,218)
Provision for doubtful debts for Long Distance services	(219,983)	(54,632)

	3,442,211	3,211,154

The aging analysis of accounts receivable is as follows:

	2006
	(As restated)	2007

Within one month	2,343,254	1,968,344
More than one month to three months	935,798	944,300
More than three months to one year	1,719,787	1,519,487
More than one year	1,518,028	407,964

	6,516,867	4,840,095

The normal credit period granted by the Group is on average 30 days from the date of invoice.
There is no significant concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.
Accounts receivable that are less than three months past due are not considered impaired. As of December 31, 2007, accounts receivable of approximately RMB1,243 million (2006: approximately RMB1,099 million) were past due but not impaired. These relate to a number of individuals and corporate customers for whom there is no recent history of default. The aging analysis of these receivables is as follows:

	2006
	(As restated)	2007

More than one month to three months	935,798	944,300
More than three months to one year	102,196	282,379
More than one year	60,963	16,131

	1,098,957	1,242,810

As of December 31, 2007, accounts receivable of approximately RMB1,629 million (2006: approximately RMB3,075 million) were impaired. The individually impaired receivables mainly relate to subscriber usage fees. The aging of these receivables is as follows:

	2006
	(As restated)	2007

More than three months to one year	1,617,591	1,237,108
More than one year	1,457,065	391,833

	3,074,656	1,628,941

Provision for doubtful debts is analyzed as follows:

	2006
	(As restated)	2007

Balance, beginning of year	3,132,660	3,074,656
Provision for the year	1,753,915	1,727,009
Written-off during the year	(1,811,919)	(3,172,724)

Balance, end of year	3,074,656	1,628,941

The creation and release of provision for impaired receivables have been included in “general, administrative and other expenses” in the statement of income (Note 25). Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering additional cash.
The maximum exposure to credit risk at the reporting date is the fair value of accounts receivable mentioned above. The Group does not hold any collateral as security.

12.	PREPAYMENTS AND OTHER CURRENT ASSETS

			2006
	Note		(As restated)	2007

Prepaid rental			375,269	488,001
Deposits and prepayments			760,629	682,206
Advances to employees			162,830	132,407
Customer acquisition costs of contractual CDMA subscribers	8	(b)	458,095	508,340
Tax refund on reinvestment in a subsidiary	24		—	1,458,715
Others			283,017	246,610

			2,039,840	3,516,279

The aging analysis of prepayments and other current assets is as follows:

	2006
	(As restated)	2007

Within one year	1,943,711	3,371,984
More than one year	96,129	144,295

	2,039,840	3,516,279

13.	SHORT-TERM BANK DEPOSITS

	2006	2007

Bank deposits with maturity exceeding three months	187,449	635,645
Restricted bank deposits	8,371	8,371

	195,820	644,016

The effective interest rate on bank deposits at December 31, 2007 ranged from 3.56% to 5.28% (2006: 3.92% to 5.36%). The bank deposits have a weighted average maturity of 177 days.
As of December 31, 2006 and 2007, restricted bank deposit represented deposits that were subject to externally imposed restriction relating to construction payable as requested by a contractor.
14.	CASH AND CASH EQUIVALENTS

	2006
	(As restated)	2007

Cash at bank and in hand	11,241,559	6,119,784
Bank deposits with original maturities of three months or less	1,001,632	555,692

	12,243,191	6,675,476

The effective interest rate on bank deposits at December 31, 2007 ranged from 2.69% to 5.31% (2006: 3.20% to 5.49%). The bank deposits have a weighted average maturity of 66 days.

15.	SHARE CAPITAL

	2006	2007
	HKD’000	HKD’000
Authorized:
30,000,000,000 ordinary shares of HKD0.1 each	3,000,000	3,000,000

		Ordinary shares,
		par value of
	Number of	HKD0.1 each	Share	Share
	shares ’000	HKD’000	capital	premium	Total

Issued and fully paid:

At January 1, 2006	12,574,265	1,257,426	1,333,621	52,601,014	53,934,635
Employee share option scheme
- Recognition of shares issued on exercise of options (Note 29)	106,724	10,672	10,819	621,962	632,781

At December 31, 2006	12,680,989	1,268,098	1,344,440	53,222,976	54,567,416
Employee share option scheme
- Recognition of shares issued on exercise of options (Note 29)	53,556	5,356	5,206	366,324	371,530
Conversion of convertible bonds (Note 18)	899,745	89,975	87,262	10,730,766	10,818,028

At December 31, 2007	13,634,290	1,363,429	1,436,908	64,320,066	65,756,974

16.	RESERVES
(a)	Statutory reserves

CUCL has registered as foreign investment enterprises in Mainland China. In accordance with the Articles of Association of CUCL, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from income after tax and minority interests but before dividend distribution.

CUCL is required to allocate at least 10% of its income after tax and minority interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

CUCL appropriated approximately RMB718 million (2005: approximately RMB463 million; 2006: approximately RMB584 million) to the general reserve fund for the year ended December 31, 2007.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HKFRS, the appropriations to the staff bonus and welfare fund will be charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2005, 2006 and 2007, no appropriation to staff bonus and welfare fund has been made by CUCL.

(b)	Other reserve

Other reserve reflects the effect of the Business Combination which includes the consideration paid, net assets acquired and income transferred to Unicom Group pursuant to the asset transfer agreement for the Business Combination.

17.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2006	2007

RMB denominated bank loans	Fixed interest rates of 3.60% (2006: 3.60% to 5.58%) per annum with maturity through 2010 (2006: maturity through 2010)
- unsecured		315,000	200,000

		315,000	200,000

USD denominated bank loans	Floating interest rates of USD LIBOR plus interest margin of 0.35% to 0.44% (2006: 0.35% to 0.44%) per annum with maturity through 2010 (2006: maturity through 2010) (a)
- unsecured		7,808,699	3,652,303

Sub-total		8,123,699	3,852,303
Less: Current portion		(3,984,350)	(2,191,382)

		4,139,349	1,660,921

The repayment schedule of the long-term bank loans is as follows:

	2006	2007
Balances due:
2007	3,984,350	—
2008	2,377,609	2,191,382
2010	1,761,740	1,660,921

	8,123,699	3,852,303
Less: Portion classified as current liabilities	(3,984,350)	(2,191,382)

Total	4,139,349	1,660,921

(a)	On September 26, 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD700 million. This facility was split into 3 tranches (i) USD200 million 3-year loan; (ii) USD300 million 5-year loan; and (iii) USD200 million 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche, respectively. In October 2003, the Company and CUCL entered into an agreement to re-lend such funds to CUCL with similar terms to finance the network construction of CUCL. The Company has fully repaid the USD200 million 3-year loan in 2006.

In addition, on February 25, 2004, CUCL signed an agreement with various financial institutions for a long-term syndicated loan of USD500 million to finance its working capital and network construction expenditure. This facility is repayable in 3 years and carries an interest rate of 0.40% over US dollar LIBOR per annum. In February 2007, CUCL fully repaid the USD500 million loan.

(b)	The effective interest rate of long-term bank loans denominated in RMB at December 31, 2007 was 3.60% (December 31, 2006: 4.22%), and the effective interest rates of long-term bank loans denominated in USD at December 31, 2007 ranged from 4.95% to 5.04% (December 31, 2006: from 5.72% to 5.81%).

(c)	The carrying amount of long-term bank loans approximated their fair values as of balance sheet date.
18.	CONVERTIBLE BONDS

There were no outstanding convertible bonds as of December 31, 2007. The carrying values of the derivative component and liability component of convertible bonds outstanding as of December 31, 2006 were as follows:

	2006	2007

Liability component	7,117,035	—
Derivative component	3,207,914	—

Carrying value of convertible bonds	10,324,949	—

Number of conversion shares at the issuance date (shares)	899,745,075	—

On July 5, 2006, the Company issued a zero coupon convertible bonds with an aggregate principal amount of USD1 billion (the “Convertible Bonds”) to SK Telecom Co., Ltd., (“SK Telecom”), an overseas telecommunications service operator in Korea. The bondholder has the option to convert the Convertible Bonds into shares of the Company with a par value of HKD0.10 each at a conversion price of HKD8.63 (an equivalent of approximately USD1.11) per share subject to adjustment for, among other matters, consolidation, subdivision or reclassification of shares, capitalization of income or reserves, rights issues and other events, which have diluting effects on the issued share capital of the Company at any time from and including the first anniversary after the date of issuance up to the close of business in Hong Kong on the day falling seven days prior to July 5, 2009, the maturity date of the Convertible Bonds. Unless previously redeemed, converted, or purchased and cancelled, the Convertible Bonds will be redeemed at 104.26% of its principal amount on July 5, 2009.

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
On August 20, 2007, the Company received a notice delivered by SK Telecom, the sole holder of outstanding Convertible Bonds, pursuant to the terms and conditions of the Convertible Bonds for the conversion in full of the Convertible Bonds into the Company’s shares. Accordingly, on August 31, 2007, the Company allotted and issued 899,745,075 ordinary shares of HKD0.10 each of the Company to SK Telecom.
As the functional currency of the Group is RMB, the conversion of the Convertible Bonds denominated in Hong Kong Dollars did not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Group, for a fixed number of the Company’s shares. In accordance with the requirements of HKAS 39, “Financial Instruments — Recognition and Measurement”, the bond contract must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds. The conversion option was carried at fair value on the balance sheet with any changes in fair value being charged or credited to the statement of income in the period when the change occurred.
The fair value of the derivative component of the Convertible Bonds was calculated using the Binomial model with the major inputs used in the model as of December 31, 2006 and August 20, 2007 as follows:

		August 20, 2007
	December 31, 2006	(Conversion date)
Stock price	HKD11.40	HKD12.16
Exercise price	HKD8.63	HKD8.63
Volatility	31%	37%
Dividend yield	2%	2%
Risk free rate	3.51-3.55%	3.89%
Expected life	1.76-2.51 years	1.13-1.88 years
Option value	HKD3.56	HKD4.20
Any changes in the major inputs into the model will result in changes in the fair value of the derivative component. Prior to conversion, the change in the fair value of the conversion option from December 31, 2006 to August 20, 2007 resulted in a fair value loss of approximately RMB569 million (2006: approximately RMB2,397 million), which has been recorded in the “Unrealized/realized loss on changes in fair value of derivative component of convertible bonds” in the statement of income for the year ended December 31, 2007.

The initial carrying amount of the liability component was the residual amount of proceeds after deducting the issuance cost of the Convertible Bonds and the fair value of the derivative component as of July 5, 2006, and was subsequently carried at amortized cost. Interest expense was calculated using the effective interest method by applying the effective interest rate of 5.53% to the adjusted liability component. Should the aforesaid derivative component not be separated out and the entire Convertible Bonds be considered as the liability component, the effective interest rate would have been 1.46%.
The Convertible Bonds with carrying value of approximately RMB10,818 million as of August 20, 2007 was fully converted into 899,745,075 ordinary shares of HKD0.1 each of the Company. The share conversion resulted in an increase in share capital and share premium by approximately RMB87 million and RMB10,731 million respectively (Note 15).
19.	OBLIGATIONS UNDER FINANCE LEASES

Obligations under finance leases are analyzed as follows:

	2006
	(As restated)	2007

Total minimum lease payments under finance leases:
- 2007	105,101	—
- 2008	8,059	1,520
- 2009	423	1,824
- 2010	1,396	510
- 2011	820	465
- 2012	58	1,289

	115,857	5,608
Less: Future finance charges	(5,623)	(278)

Present value of minimum obligations	110,234	5,330

Representing obligations under finance leases:
- current liabilities	100,004	1,448

- non-current liabilities	10,230	3,882

The present value of obligations under finance leases:
- 2007	100,004	—
- 2008	7,666	1,448
- 2009	399	1,727
- 2010	1,335	485
- 2011	776	446
- 2012	54	1,224

	110,234	5,330
Less: Portion classified as current liabilities	(100,004)	(1,448)

	10,230	3,882

Obligations under finance leases were mainly related to the leasing of wireless public phone equipment (Note 6).

For the year ended December 31, 2007, interest rates of obligations under finance leases ranged from 4% to 5% (2005: 4% to 6%; 2006: 4% to 5%) per annum.

The carrying amounts of obligations under finance leases approximated their fair values as of balance sheet date.

20.	PAYABLES AND ACCRUED LIABILITIES

			2006
	Note		(As restated)	2007

Payables to contractors and equipment suppliers			16,355,649	20,357,177
Accrued expenses			2,251,746	2,681,173
Payables to telecommunications product suppliers			1,879,017	1,863,724
Customer deposits			1,887,661	2,188,244
Maintenance expense payables			1,214,163	1,394,671
Salary and welfare payables			608,122	731,062
Amounts due to services providers/content providers			800,756	1,073,820
Provision for subscriber points expenses	4.1	(d)	555,586	633,608
Others	(a	)	991,204	1,107,828

			26,543,904	32,031,307

(a)	Others included miscellaneous accruals for housing fund and other government surcharges.
The aging analysis of payables and accrued liabilities is as follows:

	2006
	(As restated)	2007

Less than six months	20,390,910	24,077,455
Six months to one year	3,993,082	5,063,993
More than one year	2,159,912	2,889,859

	26,543,904	32,031,307

21.	SHORT-TERM BONDS

In March 2006, CUCL completed an offering of short-term bonds of RMB1.0 billion with a maturity period of 365 days carrying at interest rate of 3.12% per annum, which was fully repaid in March 2007.

In July 2006, CUCL completed another offering of short-term bonds in an aggregate amount of RMB6.0 billion, consisting of three tranches of RMB2.0 billion each, with a maturity period of 180 days, 270 days and 365 days, respectively. The interest rates of the bonds ranged from 3.05% to 3.35% per annum. The bonds were also fully repaid in 2007.

22.	INVESTMENT IN SUBSIDIARIES

As of December 31, 2007, the details of the Company’s subsidiaries are as follows:

	Place
	and date of
	incorporation and	Percentage of equity			Principal activities
	nature of legal	interests held		Particular of issued	and place of
Name	entity	Direct	Indirect	share capital	operation

China Unicom	The PRC,	100%	—	RMB64,721,120,000	Telecommunications
Corporation Limited	April 21, 2000,			(Note (i))	operation in the
	limited liability				PRC
	company

Unicom New World	British Virgin	100%	—	1,000 shares,	Investment holding
(BVI) Limited	Islands,			HKD1 each	in BVI
	November 5, 2003,
	limited company

China Unicom	Hong Kong,	100%	—	60,100,000 shares,	Telecommunications
International Limited	May 24, 2000,			HKD1 each	service in
	limited company			(Note (ii))	Hong Kong

China Unicom USA Co.	USA,	—	100%	USD500,000	Telecommunications
	May 24, 2002,			(Note (iii))	service in USA
	corporation

China Unicom (Macau)	Macau,	99%	1%	MOP60,000,000	Telecommunications
Company Limited	October 15, 2004,				operation in Macau
	limited company

Billion Express	British Virgin	100%	—	1 share,	Investment holding
Investments Limited	Islands,			USD1 each	in BVI
	August 15, 2007,
	limited company

Central Link	Hong Kong,	—	100%	2 shares,	Dormant
Investment Limited	August 31, 2007,			HKD1 each
	limited company

Unicom Huasheng	The PRC,	—	99.5%	RMB500,000,000	Sales of telecom
Telecommunications	July 1, 2005,				products in the PRC
Technology	limited liability
Company Limited	company
Note (i):	Pursuant to a resolution by the Board of Directors on July 31, 2007, the Company approved CUCL to increase its share capital from approximately RMB47.43 billion to approximately RMB64.72 billion.

Note (ii):	Pursuant to a resolution by the Board of Directors on March 28, 2007, the Company approved Unicom International to increase its share capital from HKD100,000 to HKD60.1 million.

Note (iii):	China Unicom USA Co. increased its share capital from USD10,000 to USD500,000 during 2007.

23.	REVENUE (TURNOVER)

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

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB2,369 million for the year ended December 31, 2007 (2005: approximately RMB2,195 million; 2006: approximately RMB2,316 million).

The major components of revenue are as follows:

			2005	2006
	Note		(As restated)	(As restated)	2007

GSM Business
Usage fee	(a) (i)		32,449,378	34,067,003	35,111,665
Monthly fee	(b	)	6,918,294	7,437,095	6,965,329
Interconnection revenue	(c	)	3,459,137	4,921,363	6,022,826
Value-added services revenue	(e	)	7,997,417	11,597,432	13,528,197
Other revenue			1,793,885	1,859,345	1,147,287

Total GSM service revenue			52,618,111	59,882,238	62,775,304

CDMA Business
Usage fee	(a) (i)		17,085,257	15,085,577	13,941,247
Monthly fee	(b	)	5,001,299	5,122,008	4,574,887
Interconnection revenue	(c	)	1,408,114	1,759,293	2,066,187
Value-added services revenue	(e	)	4,155,779	5,375,579	6,413,204
Other revenue			438,193	534,018	734,715

Total CDMA service revenue			28,088,642	27,876,475	27,730,240

Data and Internet Business
Usage fee	(a) (ii)		2,539,310	1,769,012	1,712,831
Interconnection revenue	(c	)	55,626	39,758	36,300
Leased lines rental income	(d	)	392,426	472,475	535,832
Value-added services revenue	(e	)	—	—	331,133
Other revenue			12,745	39,147	9,757

Total Data and Internet service revenue			3,000,107	2,320,392	2,625,853

Long Distance Business
Usage fee	(a) (ii)		598,455	63,340	352,081
Interconnection revenue	(c	)	408,112	389,375	476,803
Leased lines rental income	(d	)	464,430	557,270	670,866
Other revenue			776	4,565	7,751

Total Long Distance service revenue			1,471,773	1,014,550	1,507,501

Total service revenue			85,178,633	91,093,655	94,638,898
Sales of telecommunications products			2,859,300	4,253,660	4,900,489

Total revenue			88,037,933	95,347,315	99,539,387

(a)	Usage fees comprise:
(i)	charges for incoming and outgoing calls made by cellular subscribers including charges for local calls, domestic direct dial (“DDD”) and international direct dial (“IDD”) as well as roaming fees for calls made by cellular subscribers outside their local service areas; and

(ii)	charges for IP telephone calls, data and Internet services and fixed line long distance calls.
(b)	Monthly fees represent fixed amounts charged to cellular subscribers on a monthly basis for maintaining their access to the related services.

(c)	Interconnection revenue represents amounts received from other operators, including Unicom Group, for calls from their networks to the Group’s networks. It also includes roaming-in fees received from other operators, for calls made by their subscribers using the Group’s cellular networks (Notes 33.1(a) and 33.2(a)).

(d)	Leased lines rental income represents rentals received for leasing of transmission lines and IRU to business customers and other major telecommunications service operators in Mainland China. Other major telecommunications service operators include China Telecommunications Corporation and its subsidiaries, China Mobile Communications Corporation and its subsidiaries and China Network Communication Group Corporation and its subsidiaries. These entities are collectively referred to as “Domestic Carriers”.

(e)	Value-added services revenue mainly represents revenue from the provision of services such as short message, cool ringtone, CDMA 1X wireless data services and secretarial services to subscribers.
24.	OTHER GAINS — NET

			2005	2006
	Note		(As restated)	(As restated)	2007

Tax refund on reinvestment in a subsidiary	(a	)	—	—	2,780,682
Others			35,063	21,347	142,478

			35,063	21,347	2,923,160

Note (a):	During 2007, the Company reinvested the undistributed income into a subsidiary and was granted a refund of a portion of the taxes previously paid by this subsidiary as permitted under the tax law effective until December 31, 2007. This tax refund on reinvestment in a subsidiary was recorded as “other gains”.

25.	EXPENSES BY NATURE

The following expenses are analyzed by nature:

			2005	2006
	Note		(As restated)	(As restated)	2007

Depreciation on property, plant and equipment	6		20,186,229	22,263,719	22,160,333
Amortization of other assets	8	(d)	448,290	422,849	516,834

Total depreciation and amortization			20,634,519	22,686,568	22,677,167

Amortization of direct incremental costs for activating cellular subscribers	8	(a)	1,594,592	1,828,784	1,527,459

Amortization of customer acquisition costs of contractual CDMA subscribers	8	(b)	6,065,479	4,375,353	4,000,358

Provision for doubtful debts:
- GSM Business			882,335	1,133,690	1,257,670
- CDMA Business			463,169	460,515	395,263
- Data and Internet Business			139,327	106,883	45,916
- Long Distance Business			33,868	52,827	28,160

Total provision for doubtful debts	11		1,518,699	1,753,915	1,727,009

Write-down of inventories to net realizable value	10		18,737	46,795	163,268

Cost of inventories	10		3,676,833	4,914,876	5,031,706

Auditors’ remuneration			59,884	120,323	68,578

Operating lease charges:
- Leased lines			850,661	686,376	753,859
- CDMA network capacities	4.2	(c)	8,076,596	8,256,623	8,381,638
- Others			1,170,067	1,483,828	1,724,877

Total operating lease expenses			10,097,324	10,426,827	10,860,374

Other expenses:
- Repair and maintenance			2,416,541	2,954,132	3,125,440
- Traveling, entertainment and meeting			674,125	791,046	878,585
- Power and water charges			2,236,416	2,674,195	3,009,933
- Vehicle usage			470,387	588,653	701,841
- Office and administration expenses			994,339	1,131,779	1,214,775

Financial costs/(gains):
- Interest on bank loans repayable over 5 years			18,033	956	—
- Interest on bank loans and bonds repayable within 5 years			1,991,478	1,170,599	367,952
- Interest element of finance lease			49,063	33,895	4,735
- Interest expense on convertible bonds	18		—	193,123	241,535
Less: Amounts capitalized in construction-in-progress	6		(691,352)	(430,814)	(273,551)

Total interest expense			1,367,222	967,759	340,671
- Exchange gain, net			(273,647)	(372,691)	(480,322)
- Others			39,663	64,564	52,643

Total financial costs/(gains)			1,133,238	659,632	(87,008)

26.	EMPLOYEE BENEFIT EXPENSES

		2005	2006
	Note	(As restated)	(As restated)	2007

Employee benefit expenses:
- Salaries and wages		4,300,804	5,184,865	5,635,509
- Contributions to defined contribution pension schemes	27	416,094	478,305	542,894
- Contributions to supplementary defined contribution pension schemes	27	58,222	54,037	72,011
- Contributions to state-sponsored fund	28	280,996	286,785	287,184
- Monetary housing benefits	28	41,136	35,528	32,588
- Other housing benefits	28	447,351	494,865	412,540
- Share-based compensation	29	108,417	146,294	157,262

Total		5,653,020	6,680,679	7,139,988

27.	RETIREMENT BENEFITS

Full time employees in Mainland China are covered by a state-sponsored defined contribution pension scheme under which the employees are entitled to an annual pension equal to a fixed proportion of their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make defined contributions to the pension scheme at the rate of 20% of the employees’ basic salaries for the year ended December 31, 2007 (2005 and 2006: 19%). Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from August 11, 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established. Under this plan, the Group makes a monthly defined contribution of 4% to 16% (2005 and 2006: 2% to 16%) of the monthly salaries of the relevant employees. There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the statement of income are as follows:

	2005	2006
	(As restated)	(As restated)	2007

Contributions to defined contribution pension schemes	416,094	478,305	542,894
Contributions to supplementary defined contribution pension schemes	58,222	54,037	72,011
28.	HOUSING BENEFITS

Under housing reform schemes in accordance with government regulations at the provincial level in Mainland China, the Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. For GSM Business, certain of these living quarters were provided by Unicom Group and the related benefits were not charged to the Group. Housing benefits which were not charged to the Group amounted to approximately RMB14.9 million for 2007 (2005 and 2006: approximately RMB14.9 million).

In addition, full time employees in Mainland China are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Group is required to make annual contributions to the housing fund at a rate of 10% (2005 and 2006: 10%) of the employees’ basic salaries.

According to the central government policy on housing reform based on a State Council circular issued in 1998, monetary housing subsidies in the form of special cash payments are to be made by certain Mainland China enterprises to their employees in order to enable them to purchase living quarters. Under this general policy, enterprises are allowed to establish their own housing reform schemes, taking into consideration the actual financial capability of the enterprises.

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

For the years ended December 31, 2005, 2006 and 2007, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the years ended December 31, 2005, 2006 and 2007 amounted to approximately RMB41 million, RMB36 million and RMB33 million, respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits in 2007 since they did not achieve their annual performance budget in 2007 and accordingly, no provision for such benefits was made.

The expenses incurred by the Group in relation to the housing benefits described above are as follows:

	2005	2006
	(As restated)	(As restated)	2007

Contributions to state-sponsored fund	280,996	286,785	287,184
Special monetary housing benefits	41,136	35,528	32,588
Other housing benefits	447,351	494,865	412,540

	769,483	817,178	732,312

29.	SHARE OPTION SCHEME

The Company adopted a share option scheme (the “Share Option Scheme”) and a fixed award pre-global offering share options scheme (“Pre-Global Offering Share Option Scheme”) on June 1, 2000 for the granting of share options to qualified employees, with terms amended on May 13, 2002 and May 11, 2007.

All of the share options granted are governed by the amended terms of the Share Option Scheme and Pre-Global Offering Share Option Scheme as mentioned below.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2005		2006		2007
	Average		Average		Average
	exercise		exercise		exercise
	price in	Number of	price in	Number of	price in	Number of
	HKD per	share options	HKD per	share options	HKD per	share options
	share	involved	share	involved	share	involved

Balance, beginning of year	6.45	274,063,400	6.51	257,602,000	6.95	314,256,000
Granted	—	—	6.35	167,466,000	—	—
Forfeited	7.15	(5,688,200)	6.92	(4,088,000)	8.43	(3,420,800)
Exercised	4.60	(10,773,200)	4.95	(106,724,000)	6.03	(53,555,600)

Balance, end of year	6.51	257,602,000	6.95	314,256,000	7.12	257,279,600

Employee share options exercised for the year ended December 31, 2007 resulted in 53,555,600 shares being issued (2005: 10,773,200 shares; 2006: 106,724,000 shares), with exercise proceeds of approximately RMB313 million (2005: approximately RMB52 million; 2006: approximately RMB535 million).

As of December 31, 2007, out of the 257,279,600 outstanding share options (2005: 257,602,000 options; 2006: 314,256,000 options), 92,713,600 share options (2005: 162,981,160 options; 2006: 115,683,600 options) were exercisable, and the weighted average exercise price was HKD8.48 (2005: HKD7.12; 2006: HKD8.09).

As of December 31, 2007, information of outstanding share options is summarized as follows:

			Number of share	Number of share
	The period during	The price per share	options outstanding	options outstanding
	which an option may	to be paid on	as of December 31,	as of December 31,
Date of options grant	be exercised	exercise of options	2006	2007

Share options granted under the Pre-Global Offering Share Option Scheme:
June 22, 2000 (a)	June 22, 2002 to June 21, 2010	HKD15.42	24,178,000	21,126,800
Share options granted under the Share Option Scheme:
June 30, 2001 (b)	June 30, 2001 to June 22, 2010	HKD15.42	6,292,000	5,608,000
July 10, 2002 (c)	July 10, 2003 to July 9, 2008	HKD6.18	11,540,400	3,308,000
May 21, 2003 (d)	May 21, 2004 to May 20, 2009	HKD4.30	25,611,600	11,092,800
July 20, 2004 (e)	July 20, 2005 to July 19, 2010	HKD5.92	80,224,000	50,924,000
December 21, 2004 (f)	December 21, 2005 to December 20, 2010	HKD6.20	654,000	654,000
February 15, 2006 (g)	February 15, 2008 to February 14, 2012	HKD6.35	165,756,000	164,566,000

			314,256,000	257,279,600

(a)	Pursuant to the resolution passed by the Board of Directors in June 2000, a total of the 27,116,600 share options were granted on June 22, 2000 to the senior management, including directors, and certain other employees (which represent, on their full exercise, 27,116,600 shares of the Company) under the fixed award Pre-Global Offering Share Option Scheme adopted by the Company on June 1, 2000 in the following terms:
(i)	the exercise price is equivalent to the share issue price of the Global Offering of HKD15.42 per share (excluding the brokerage fee and SEHK transaction levy); and

(ii)	the share options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.
No further option can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the Share Option Scheme on May 13, 2002 and May 11, 2007, respectively. Apart from the above two terms, the principal terms are substantially the same as the amended Share Option Scheme in all material aspects.

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
The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years from June 22, 2000. According to a resolution of the Board of Directors in June 2001, the Company has granted 6,724,000 share options under the Share Option Scheme which represent, on their full exercise, 6,724,000 shares to certain employees of the Group under the following terms:
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
On May 11, 2007, the Company further amended the Share Option Scheme with major amendments related to the exercise of options upon cessation of employment. These amendments are made in order to reduce the administrative burden on the Company to monitor outstanding options for grantees whose employment has been terminated.

(c)	Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated July 10, 2002, a total of 36,028,000 share options were granted to eligible individuals including directors, independent non-executive directors, and the non-executive directors of the Company under the amended Share Option Scheme in the following terms:
(i)	aggregate of 2,802,000 share options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)	the exercise price per share option is HKD6.18; and

(iii)	the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions

July 10, 2003	July 10, 2003 to July 9, 2008	40%
July 10, 2004	July 10, 2004 to July 9, 2008	30%
July 10, 2005	July 10, 2005 to July 9, 2008	30%
(d)	Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated May 21, 2003 and May 30, 2003, a total of 105,590,000 share options and 366,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:
(i)	an aggregate of 2,772,000 share options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)	the exercise prices per share option are HKD4.30 and HKD4.66, respectively; and

(iii)	the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions

May 21, 2004	May 21, 2004 to May 20, 2009	40%
May 21, 2005	May 21, 2005 to May 20, 2009	30%
May 21, 2006	May 21, 2006 to May 20, 2009	30%

(e)	Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated July 20, 2004, a total of 112,668,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group), under the amended Share Option Scheme in the following terms:
(i)	an aggregate of 3,366,000 share options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii)	the exercise price per share option is HKD5.92; and

(iii)	the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions

July 20, 2005	July 20, 2005 to July 19, 2010	40%
July 20, 2006	July 20, 2006 to July 19, 2010	30%
July 20, 2007	July 20, 2007 to July 19, 2010	30%
(f)	Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated December 21, 2004, a total of 654,000 share options were granted to the executive directors of the Company, under the amended Share Option Scheme in the following terms:
(i)	the exercise price per share option is HKD6.20; and

(ii)	the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions

December 21, 2005	December 21, 2005 to December 20, 2010	40%
December 21, 2006	December 21, 2006 to December 20, 2010	30%
December 21, 2007	December 21, 2007 to December 20, 2010	30%

(g)	Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated February 15, 2006, a total of 167,466,000 share options were granted to eligible individuals (including directors and middle to senior management of the Group) under the amended Share Option Scheme in the following terms:
(i)	this grant comprises basic and conditional portions. The criterion for the exercise of the conditional portion of share options are based on the achievement of revenue and profit targets of the 2006 budget of the Group and respective provincial branches. Under this scheme, out of the total of 167,446,000 share options granted, 37,762,000 share options were granted with performance conditions;

(ii)	an aggregate of 2,840,000 share options were granted to the then executive directors of the Company;

(iii)	the exercise price per share option is HKD6.35; and

(iv)	the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions

February 15, 2008	February 15, 2008 to February 14, 2012	50%
February 15, 2009	February 15, 2009 to February 14, 2012	50%
The Group recognized share-based employee compensation costs based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model. Because the Black-Scholes valuation model requires the input of subjective assumptions, including the volatility of share price, change in subjective input assumptions can materially affect the fair value estimate. Accordingly, the fair value of share options granted under the above scheme in 2006 was HKD2.10 per option. The significant assumptions used was the closing price of HKD6.35 at the grant date, exercise price of HKD6.35 per share, volatility of 39%, expected life of share options of 5 years, expected dividend yield of 2% and annual risk-free interest rate of 4%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 5 years.

For the year ended December 31, 2007, employee share-based compensation costs amortized over the vesting periods of the share options amounted to approximately RMB157 million (2005: approximately RMB108 million; 2006: approximately RMB146 million).

(h)	Details of share options exercised during 2005, 2006 and 2007 are as follows:

	For the year ended December 31, 2005:

		Weighted average
		closing price per
		share at respective
		days immediately
		before days of
	Exercise price	exercise of options	Proceeds received	Number of
Grant date	HKD	HKD	HKD	shares involved

July 10, 2002	6.18	7.69	5,821,560	942,000
May 21, 2003	4.30	7.76	37,793,560	8,789,200
May 30, 2003	4.66	7.80	716,870	154,000
July 20, 2004	5.92	6.90	5,256,960	888,000

			49,588,950	10,773,200

	For the year ended December 31, 2006:
		Weighted average
		closing price per
		share at respective
		days immediately
		before days of
	Exercise price	exercise of options	Proceeds received	Number of
Grant date	HKD	HKD	HKD	shares involved

July 10, 2002	6.18	8.82	81,180,480	13,136,000
May 21, 2003	4.30	8.35	282,742,200	65,754,000
May 30, 2003	4.66	8.51	986,860	212,000
July 20, 2004	5.92	8.80	163,522,240	27,622,000

			528,431,780	106,724,000

	For the year ended December 31, 2007:
		Weighted average
		closing price per
		share at respective
		days immediately
		before days of
	Exercise price	exercise of options	Proceeds received	Number of
Grant date	HKD	HKD	HKD	shares involved

June 22, 2000	15.42	17.56	34,657,992	2,247,600
June 30, 2001	15.42	17.62	8,450,160	548,000
July 10, 2002	6.18	12.96	49,793,496	8,057,200
May 21, 2003	4.30	12.95	60,057,240	13,966,800
July 20, 2004	5.92	13.77	170,117,120	28,736,000

			323,076,008	53,555,600

30.	EARNINGS PER SHARE

Earnings per share and ADS:

Basic earnings per share for the years ended December 31, 2005, 2006 and 2007 were computed by dividing the income attributable to equity holders by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended December 31, 2005, 2006 and 2007 were computed by dividing the income attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) the Convertible Bonds. The potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and the Convertible Bonds and are therefore excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

	2005			2006
	(As restated)			(As restated)			2007
	Income			Income			Income
	attributable		Per	attributable		Per	attributable		Per
	to equity		share	to equity		share	to equity		share
	holders	Shares in	Amount	holders	Shares in	amount	holders	Shares in	amount
	RMB’000	thousands	RMB	RMB’000	thousands	RMB	RMB’000	thousands	RMB

Basic earnings	4,922,087	12,570,398	0.39	3,800,920	12,599,018	0.30	9,299,784	13,036,566	0.71

Effect of conversion of share options	—	37,078		—	50,288		—	124,523	—

Diluted earnings	4,922,087	12,607,476	0.39	3,800,920	12,649,306	0.30	9,299,784	13,161,089	0.71

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

31.	DIVIDENDS

At the annual general meeting held on May 11, 2007, the shareholders of the Company approved the payment of a final dividend of RMB0.18 per ordinary share for the year ended December 31, 2006, totaling approximately RMB2,285 million, which has been reflected as an appropriation of retained profits during the year ended December 31, 2007. As of December 31, 2007, such dividends have been fully paid by the Company.

At a meeting held on March 27, 2008, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.20 per ordinary share to the shareholders for the year ended December 31, 2007, totaling approximately RMB2,727 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2007, but will be reflected as an appropriation of retained profits in the financial statements for the year ending December 31, 2008.

	2005	2006	2007

Proposed final dividend of RMB0.20 (2005: RMB0.11 and 2006: RMB0.18) per ordinary share	1,383,169	2,282,578	2,726,858

32.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, accounts receivable, amounts due from related parties and Domestic Carriers. Financial liabilities of the Group mainly include payables and accrued liabilities, bank loans, convertible bonds, short-term bonds, lease payables and amounts due to Unicom Group, related parties and Domestic Carriers.

Cash and cash equivalents and short-term bank deposits denominated in foreign currencies, as summarized below, have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2006 and 2007.

	2006			2007
	Original currency		RMB equivalent	Original currency		RMB equivalent
	’000	Exchange rate	RMB’000	’000	Exchange rate	RMB'000

Cash and cash equivalents:
- denominated in HK dollars	651,551	1.00	654,613	394,439	0.94	369,345
- denominated in US dollars	478,937	7.81	3,735,659	41,179	7.30	300,797
- denominated in MOP	—	0.98	—	64	0.91	58
- denominated in EURO	1,700	10.27	17,457	2,603	10.67	27,767

Sub-total			4,407,729			697,967

Short-term bank deposits:
- denominated in HK dollars	13,000	1.00	13,060	70,884	0.94	66,375
- denominated in US dollars	22,333	7.81	174,389	77,933	7.30	569,270

Sub-total			187,449			635,645

Total			4,595,178			1,333,612

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China. The carrying amounts of the Group’s cash and cash equivalents, short-term bank deposits, other current financial assets and liabilities approximated their fair values as of December 31, 2006 and 2007 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair values as of balance sheet date.

The carrying amounts of long-term bank loans approximated their fair values as of balance sheet date based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

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

The Group’s telecommunications networks depend, in large part, on interconnection with the networks and on transmission lines leased from other Domestic Carriers.
33.1	Unicom Group and its subsidiaries

The table set forth below summarizes the names of significant related parties (excluding Domestic Carriers and other major state-owned enterprises which are summarized in Note 33.2 and 33.3 respectively) and the nature of relationship with the Group as of December 31, 2007:

Nature of relationship with
Name of related parties	the Company

China United Telecommunications Corporation (“Unicom Group”)	Ultimate holding company

Unicom NewSpace Corporation Limited (“Unicom NewSpace”)	A subsidiary of Unicom Group

Unicom Xingye Science and Technology Trade Company Limited (“Unicom Xingye”)	A subsidiary of Unicom Group

Unicom Import and Export Company Limited (“ Unicom I/E Co”)	A subsidiary of Unicom Group

Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”)	A subsidiary of Unicom Group

Unicom New Guoxin Telecommunications Corporation Limited (“New Guoxin”)	A subsidiary of Unicom Group

China Information Technology Designing & Consulting Institute (“CITDCI”)	A subsidiary of Unicom Group

UNISK (Beijing) Information Technology Corporation Limited (“UNISK”)	A joint venture enterprise of Unicom Group

(a)	Transactions with Unicom Group and its subsidiaries

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

		2005	2006
	Note	(As restated)	(As restated)	2007
Transactions with Unicom Group and its subsidiaries:
Interconnection revenues	(ii), (iv)	65,370	60,744	37,257
Interconnection charges	(iii), (iv)	17,699	15,701	6,329
Rental income for premises and facilities	(i), (v)	18,662	16,257	17,017
Charge for operator-based subscriber value-added services by New Guoxin	(i), (vi)	427,962	374,035	378,462
Charge for customer services by New Guoxin	(i), (vii)	566,826	681,162	860,653
Agency fee incurred for subscriber development services by New Guoxin	(i), (viii)	15,312	58,982	115,610
CDMA network capacity lease rental	(i), (ix)	8,076,596	8,256,623	8,381,638
Constructed capacity related cost of CDMA network	(i), (x)	193,632	188,656	215,080
Charges for cellular subscriber value-added service by UNISK and Unicom NewSpace	(i), (xi)	28,418	45,618	54,491
Rental charges for premises, equipment and facilities	(i), (xii)	21,059	27,931	30,958
Charges for the international gateway services	(i), (xiii)	19,797	17,143	15,213
Purchase of telecom cards	(i), (xiv)	680,130	712,098	697,285
Agency fee incurred for procurement of telecommunications equipment	(i), (xv)	15,870	13,166	18,073
Charge for engineering design and technical services by CITDCI	(i), (xvi)	—	—	58,003
Charges for leasing of satellite transmission capacity	(xvii)	11,794	—	—

(i)	On October 26, 2006, CUCL entered into the new agreements “2006 Comprehensive Services Agreement” and “2006 CDMA Lease Agreement” with Unicom Group and Unicom New Horizon to continue to carry out the related party transactions. The new agreements have been approved by the minority shareholders of the Company on December 1, 2006, and become effective from January 1, 2007. Upon completion of Business Combination, the 2006 Comprehensive Services Agreement and 2006 CDMA Lease Agreement were amended where necessary so that the service area of CUCL is extended to include Guizhou province. In addition, the rights and obligations of Guizhou branch of Unicom Group under the framework agreement entered with Guizhou branch of Unicom Huasheng for the procurement of CDMA mobile handsets on December 19, 2006 were assigned to and assumed by CUCL.

The purchase of Guizhou Business has been accounted for using merger accounting in accordance with AG 5. Accordingly, the transactions between Guizhou branch of Unicom Group and the Group were eliminated and not considered as related party transactions in the consolidated financial statements.

(ii)	Interconnection revenues represent the amounts received or receivable from Unicom Group for calls from its networks to the Group’s networks.

(iii)	Interconnection charges are for calls made from the Group’s networks to Unicom Group’s networks.

(iv)	Interconnection settlement between Unicom Group’s network and the Group’s network is based on standards established from time to time by the MII.

(v)	Pursuant to 2006 Comprehensive Services Agreement, the Group agreed to provide premises to New Guoxin. The rental amount is based on the lower of depreciation costs and market prices for similar premises in that locality.

(vi)	Pursuant to 2006 Comprehensive Services Agreement, the Group shall retain 40% of the actually received revenue generated from the value-added services provided by New Guoxin to the Group’s subscribers and allocate 60% of such revenue to New Guoxin. The settlement should be made among branches of the Group and New Guoxin respectively.

(vii)	Pursuant to 2006 Comprehensive Services Agreement, New Guoxin provides business inquiries, tariff inquiries, account maintenance, complaints handling, and customer interview and subscriber retention services to the Group’s customers. The service fee payable by the Group shall be calculated on the basis of the customer service costs plus a profit margin, which shall not exceed 10%. The customer service costs were determined by the actual cost per operator seat and the number of effective operator seats. In addition, Guangdong has been added as one of the economically developed metropolises in determining the cost per operator seat.

(viii)	Pursuant to 2006 Comprehensive Services Agreement, New Guoxin provides subscriber development services to the Group through telephone or other channels by utilizing its own network, equipment and operators. The agency fee chargeable to the Group does not exceed the average of agency fees chargeable by any independent third party agent in the same region.

(ix)	Pursuant to 2006 CDMA Lease Agreement entered among CUCL, Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL. Details please refer to Note 4.2(c).

(x)	Pursuant to 2006 CDMA Lease Agreement, the constructed capacity related costs in connection with the CDMA network capacity used by the Group, including the rentals for the exchange centers and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, are charged to the Group. The proportion of the constructed capacity related costs to be borne by the Group shall be calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the CDMA network.

(xi)	Pursuant to 2006 Comprehensive Services Agreement, UNISK and Unicom NewSpace agreed to provide the cellular subscribers of CUCL various types of value-added services through its cellular communication network and data platform. The Group should retain a portion of the revenue generated from the value-added service provided to the Group’s subscribers (and actually received by the Group) and allocate a portion of such fees to UNISK and Unicom NewSpace for settlement, on the condition that such proportion allocated to UNISK and Unicom NewSpace should not exceed the average proportion for independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK and Unicom NewSpace by the Group varies depending on the types of value-added service provided to the Group.

(xii)	Pursuant to 2006 Comprehensive Services Agreement, CUCL and Unicom Group agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(xiii)	Pursuant to 2006 Comprehensive Services Agreement, charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group’s international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(xiv)	Pursuant to 2006 Comprehensive Services Agreement, the Group agreed to purchase telephone cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts. Prices and volumes are subject to review by the parties on an annual basis.

(xv)	Pursuant to 2006 Comprehensive Services Agreement, Unicom I/E Co. agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.55% (for contract up to an amount of USD30 million (inclusive)) and 0.35% (for contract with an amount of more than USD30 million) of the value of imported equipment, and 0.25% (for contract up to an amount of RMB200 million (inclusive)) and 0.l5% (for contract with an amount of more than RMB200 million) of the value of domestic equipment for such services.

(xvi)	Pursuant to 2006 Comprehensive Services Agreement, CITDCI agreed to provide engineering design and technical services to the Group based on its demands and requirements. The service fee standards for the engineering design and technical services are determined based on standards promulgated by the relevant government authorities. In addition, such prices should not be higher than those adopted by an independent third party providing similar services in the same industry.

(xvii)	Satellite transmission capacity leasing fees represented the amounts paid or payable to Unicom NewSpace for the use of satellite transmission capacity. The charges were based on the MII regulations then in effect less the applicable discount up to 10% as agreed with Unicom NewSpace. The leasing agreement was terminated at the end of year 2005.

(xviii)	Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement entered into between Unicom Group and CUCL, CUCL and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at CUCL’s option.
(b)	Purchase of assets and business of Guizhou branch of Unicom Group

Pursuant to an asset transfer agreement entered between CUCL and Unicom Group on November 16, 2007, CUCL agreed to purchase the Guizhou Business at a cash consideration of RMB880 million. The consideration for the Business Combination was determined with reference to the results of a business valuation using methods commonly used in capital market transactions in the telecommunications industry and the negotiations between the parties. In addition, pursuant to the asset transfer agreement, the income or loss of the Guizhou Business for the period from December 31, 2006 to the effective date of the Business Combination was transferred to Unicom Group.

The aforementioned Business Combination became effective on December 31, 2007, when all the conditions to the Business Combination were satisfied and cash consideration was settled by CUCL. Please refer to Note 1 for details.

(c)	Amounts due from and to related parties/Unicom Group

Amounts due from and to related parties or Unicom Group and its subsidiaries are unsecured, interest free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group or its subsidiaries as described in (a) above.

(d)	Amount due to/(from) Unicom Group

	2005	2006
	(As restated)	(As restated)	2007

Due to Unicom Group, beginning of year	254,557	779,414	1,088,297
Interconnection revenues	(65,370)	(60,744)	(37,257)
Interconnection charges	17,699	15,701	6,329
Revenue for leasing of premises and facilities	(18,662)	(16,257)	(17,017)
Rental charges for premises, equipment and facilities	21,059	27,931	30,958
Charges for the international gateway services	19,797	17,143	15,213
Transfer of income of Guizhou Business to Unicom Group under terms of the Business Combination	—	—	101,020
Net receipt/(payment) during the year	550,334	325,109	(366,844)

Due to Unicom Group, end of year	779,414	1,088,297	820,699

33.2	Domestic Carriers
(a)	Transactions with Domestic Carriers

The following is a summary of significant transactions with Domestic Carriers in the ordinary course of business:

		2005	2006
	Note	(As restated)	(As restated)	2007

Interconnection revenue	(i )	4,035,374	5,557,246	6,985,782
Interconnection charges	(i )	7,989,001	9,237,341	10,394,740
Leased line revenue	(ii)	62,865	54,912	34,756
Leased line charges	(ii)	549,697	329,983	403,863

(i)	The interconnection revenue and charges mainly represent the amounts due from or to Domestic Carriers for telephone calls made between the Group’s networks and the networks of Domestic Carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and Domestic Carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MII.

(ii)	Leased line charges are paid or payable to Domestic Carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to Domestic Carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and Domestic Carriers.

(b)	Amounts due from and to Domestic Carriers

	2006
	(As restated)	2007

Amounts due from Domestic Carriers
- Receivables for interconnection revenue and leased line revenue	158,894	170,231
- Less: Provision for doubtful debts	(20,373)	(20,495)

	138,521	149,736

Amounts due to Domestic Carriers
- Payables for interconnection charges and leased lines charges	854,885	600,283

All amounts due from and to Domestic Carriers were unsecured, interest-free and repayable within one year.
33.3	Other major state-owned enterprises
(a)	Transactions with other major state-owned enterprises

The following is a summary of significant transactions with other major state-owned enterprises in the ordinary course of business:

	2005	2006
	(As restated)	(As restated)	2007

Purchase of CDMA handsets	1,795,009	1,144,181	1,151,048
Construction and installation fee	291,663	220,086	220,698
Purchase of equipment	3,591,246	1,660,562	1,136,038
Line leasing revenue	153,837	166,559	178,502
Finance income/costs, include:
- Interest income	96,789	226,788	172,415
- Interest expense	1,619,489	840,698	10,593
Short-term bank loan received	11,946,716	2,070,000	—
Long-term bank loan received	6,077,746	1,315,000	—
Short-term bank loan repaid	14,363,131	7,372,661	—
Long-term bank loan repaid	26,694,002	8,853,008	115,000

(b)	Amounts due from and to other major state-owned enterprises

The balances with other major state-owned enterprises in various line items of the consolidated balance sheets are listed as follows:

	2006
	(As restated)	2007

Current assets
Prepayment and other current assets	288,930	53,418
Short-term bank deposits	21,432	527,885
Cash and cash equivalents	12,055,646	6,525,506

Non-current liabilities
Long-term bank loans	235,000	200,000

Current liabilities
Payables and accrued liabilities	666,726	667,749
Current portion of long-term bank loans	80,000	—
34.	CONTINGENCIES AND COMMITMENTS
34.1	Capital Commitments

As of December 31, 2006 and 2007, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

				2006
	2007			(As restated)
	Land and buildings	Equipment	Total	Total

Authorized and contracted for	837,103	2,415,361	3,252,464	2,729,602
Authorized but not contracted for	611,294	1,768,886	2,380,180	943,280

Total	1,448,397	4,184,247	5,632,644	3,672,882

As of December 31, 2007, approximately RMB153 million (2006: approximately RMB203 million) of capital commitment outstanding was denominated in US dollars, equivalent to approximately USD21 million (2006: approximately USD26 million).

34.2	Operating Lease Commitments

As of December 31, 2006 and 2007, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	2007				2006
	Land and		CDMA		(As restated)
	buildings	Equipment	network capacity (a)	Total	Total

Leases expiring:
- 2007	—	—	—	—	8,503,568
- 2008	942,544	31,284	7,543,474	8,517,302	683,289
- 2009	784,561	41,956	—	826,517	536,908
- 2010	734,657	36,352	—	771,009	417,513
- 2011	368,105	1,266	—	369,371	338,765
- 2012	184,541	1,405	—	185,946	279,766
- Thereafter	1,690,041	50,303	—	1,740,344	828,025

Total	4,704,449	162,566	7,543,474	12,410,489	11,587,834

(a)	In relation to the above CDMA network capacity commitment, it is estimated based on the Minimum Lease Fee pursuant to 2006 CDMA Lease Agreement (see Note 4.2(c) for details).
34.3	Commitment to purchase CDMA handsets

As of December 31, 2007, the Group committed to purchase CDMA handsets from third party vendors amounting to approximately RMB2,435 million (2006: approximately RMB1,237 million).
35.	EVENTS AFTER BALANCE SHEET
35.1	Proposed final dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2007. For details, see Note 31.

35.2	Proposed restructuring of the PRC telecommunications industry

On May 24, 2008, the Ministry of Industry and Information (which has assumed the regulatory functions of the former Ministry of Information Industry), the National Development and Reform Commission and the Ministry of Finance of the PRC jointly issued the “Announcement on Deepening the Reform of the Structure of the Telecommunications Sector”. This announcement states, among other things, that (i) the PRC government will deepen the reform of the structure of the telecommunications sector of the PRC, and encourage the formation of three market competitors where each has nationwide network resources, relatively comparable strength and scale, as well as full service operation capabilities, (ii) the allocation of telecommunications resources will be further optimized and the competition structure will be improved, and (iii) three 3G licences will be granted once the contemplated restructuring of the PRC telecommunications industry has been completed.

35.3	Proposed merger between the Group and China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) by way of a scheme of arrangement

On June 2, 2008, the Company and China Netcom jointly announced that the Company had formally presented the share proposal, the ADS proposal, and the option proposal to the board of directors of China Netcom, and requested the China Netcom’s Board of Directors to put forward the proposals to the shareholders of China Netcom to consider a merger of the Group and China Netcom by way of a scheme of arrangement of China Netcom (the “Scheme”) under Section 166 of the Hong Kong Companies Ordinance.

Pursuant to the aforementioned share proposal and ADS proposal, each holder of China Netcom shares and ADSs will be entitled to receive 1.508 new ordinary shares and 3.016 new ADS of the Company respectively for every China Netcom share and ADS. For the option proposal, the Company will establish a new option plan, and each holder of China Netcom options will be entitled to receive new options to acquire the Company’s shares in exchange for their outstanding China Netcom options (whether vested or not). The grant of these options will be based on a formula that values the new options of the Company received by a holder of China Netcom options equivalent to the “see-through” price of that holder’s outstanding China Netcom options. The effectiveness of the above proposals and the Scheme is subject to the various conditions, including, among other things: (i) the approval of our shareholders for (a) the proposals, (b) the allotment and issue by the Company's shares pursuant to the share proposal and the ADS proposal and (c) the adoption of a new option scheme for issuance of options under the option proposal; (ii) the approval of the Scheme by the requisite majority of shareholders of China Netcom at a meeting of the shareholders of China Netcom to be convened at the direction of the High Court of Hong Kong for the approval of the Scheme.

35.4	Proposed disposal of the Group’s CDMA business to China Telecom Corporation Limited (“China Telecom”) and related transactions

On June 2, 2008, the Company, CUCL and China Telecom entered into the CDMA Business Framework Agreement, which sets out the terms and conditions on which the Company, CUCL and China Telecom will proceed with the CDMA business disposal whereby CUCL will sell, and China Telecom will purchase, the CDMA business operated by the Group. Pursuant to the framework agreement, the consideration for the proposed CDMA business disposal is RMB43.8 billion and will be payable by China Telecom to the Group in cash in three installments and the consideration will be subject to an adjustment mechanism. The completion of the proposed CDMA business disposal is subject to various conditions as set forth in the CDMA Business Framework Agreement.

In addition, the Group has been notified by Unicom Group that, on June 2, 2008, Unicom Group, Unicom New Horizon and China Telecom entered into a framework agreement which sets out the key terms and conditions on which Unicom Group and Unicom New Horizon will sell their CDMA cellular telecommunications network to China Telecom for a consideration of RMB66.2 billion. It is expected that this proposed CDMA network disposal will be completed concurrent with the proposed CDMA business disposal.

In connection with the above proposed CDMA business disposal by the Group and the proposed CDMA network disposal by Unicom Group and Unicom New Horizon, it is expected that an agreement will be entered into between Unicom Group, Unicom New Horizon and the A Share Company pursuant to which the A Share Company will waive or procure CUCL to waive the right to exercise CUCL’s option granted to it under the 2006 CDMA Lease Agreement, dated October 26, 2006, to purchase the CDMA network at any time before December 31, 2008, and the parties will agree to terminate or procure the termination of that lease.

The aforementioned proposed disposal of CDMA business is subject to various conditions, including, among other things: (i) approval by the shareholders of the A Share Company for the proposed disposal of CDMA business and approval by the independent shareholders of the A Share Company for the waiver of CDMA network purchase option and the termination of 2006 CDMA Lease Agreement; (ii) approval by the shareholders of the Company for the proposed disposal of CDMA business; (iii) completion of the disposal by Unicom Group and Unicom New Horizon of their CDMA network on the same date as the completion of the disposal of the Company's CDMA business; (iv) receipt of any other regulatory or corporate approvals that are necessary for the completion of the proposed disposition of the CDMA business; and (v) execution of detailed transaction agreements for the proposed disposition of the CDMA business, including any transitional arrangements. If these conditions are not satisfied or waived on or before December 31, 2008, or such other date as the Company, CUCL and China Telecom may agree that the framework agreement will automatically terminate.
36.	COMPARATIVE FIGURES

As stated in Note 2.1, comparative figures have been restated to reflect the effects of Business Combination under common control, which is accounted for using merger accounting in accordance with AG 5.

37.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on June 19, 2008.

38.	SIGNIFICANT DIFFERENCES BETWEEN HKFRS AND US GAAP

The consolidated financial statements of the Group prepared under HKFRS differ in certain material respects from those prepared under generally accepted accounting principles in the United States of America (“US GAAP”). Significant differences between HKFRS and US GAAP relating to the Group are summarized below:

(A)	Effect of the acquisitions of entities under common control

The Company has acquired the equity interests of certain subsidiaries prior to 2005 from Unicom Group. Prior to the adoption of HKFRS in 2005, the Group adopted the purchase method of accounting to account for the acquisitions of those subsidiaries (including common control transactions) in accordance with the original HK SSAP 27 under the previous HKGAAP and the requirements of the Hong Kong Companies Ordinance.

Under the purchase method of accounting, the operating results of those acquired subsidiaries were included in the consolidated financial statements of the Group after the acquisitions were effective. The differences between the costs of the acquisitions and the fair values of the separately identifiable net assets acquired were recorded as goodwill/negative goodwill.

Upon the adoption of HKFRS in 2005, under HKFRS 3 “Business Combinations”, goodwill is no longer amortized but is instead subject to impairment testing on an annual basis or when there are indications of impairment. This policy is applied prospectively from January 1, 2005. In addition, previously recognized negative goodwill has been derecognized at January 1, 2005, with a corresponding adjustment to the balance of retained profits as of January 1, 2005 of the Group.

Under US GAAP, the above acquisitions are considered as a transfer of businesses under common control and accounted for in a manner similar to pooling-of-interests. Accordingly, the acquired assets and liabilities are accounted for at historical costs under US GAAP. The consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if those subsidiaries were always part of the Group. The cash considerations paid in excess of the carrying values of the net assets acquired by the Company are treated as capital distribution in the respective years of those acquisitions. Goodwill/negative goodwill arising from those acquisitions and the related amortization of goodwill/negative goodwill recognized under HKFRS has been reversed under US GAAP. Transaction costs directly related to those acquisitions, which are capitalized as part of the costs of investment under HKFRS, have been expensed in full under US GAAP. Upfront non-refundable revenue and direct incremental costs of those subsidiaries occurring prior to the acquisitions were not recognized as assets and liabilities under the purchase method of accounting in the financial statements prepared under HKFRS, whereas as a transfer of business under common control under US GAAP, such assets and liabilities have been recognized as if the subsidiaries had always been part of the Group.

In 2007, CUCL purchased the assets and business of Guizhou branch of Unicom Group (“Guizhou Business”), details of which were set out in Note 1 and Note 2.1. After the adoption of HKFRS in 2005, the Company has adopted merger accounting to account for this business combination of entities and businesses under the common control of Unicom Group in accordance with HKFRS and AG5. The acquired assets and liabilities of Guizhou Business are stated at historical costs, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the Guizhou Business had always been part of the Group. As a result, the 2005 and 2006 comparative figures in the consolidated financial statements have been restated accordingly. This accounting treatment under HKFRS did not differ from that under US GAAP.

(B)	Revenue recognition from CDMA promotional packages with multiple deliverables

Under HKFRS, as mentioned in Notes 2.18(a) and Note 4.2(a), for CDMA promotional packages where CDMA handsets are provided to subscribers for their use during a specified contract period, since the commercial substance of the transaction is to attract new contractual subscribers by offering handsets, the two elements of CDMA cellular services and handsets are considered as a linked transaction. The costs of CDMA handsets are treated as subscriber acquisition costs, which are deferred and amortized over the contract period to match with minimum service revenue. Service revenues from such promotional packages are recognized based upon actual usage of cellular service at the tariffs set out in the contracts.

Under US GAAP, the Group’s accounting policy for revenue recognition in instances where multiple deliverables are bundled together and provided to the same counterparty is in accordance with EITF issue No. 00-21, “Revenue arrangements with Multiple Deliverables”. Accordingly, the Group is required to evaluate all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (1) it has value to the customer on a standalone basis and (2) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on their relative fair values. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. For the above CDMA promotional packages, since CDMA handsets have standalone values, they are considered as a separate unit of accounting under EITF 00-21. However, no non-contingent contract amounts are allocated to the CDMA handsets under these CDMA promotional packages since they are contingent upon the provision of future cellular services to subscribers. Accordingly, the whole amount of minimum contract revenue is allocated to the service revenues, which are recognized based upon actual usage of cellular service at the tariff set out in the contracts. The resulting accounting impact for such CDMA promotional package arrangements under US GAAP is the same as that under HKFRS and did not result in any differences from the Group’s HKFRS consolidated financial statements.

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

Under US GAAP, pursuant to Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (revised in December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), consolidation by business enterprises is based on an economic risks and rewards model rather than a traditional voting interest model. Entities subject to consolidation under the economic risks and rewards model is called a Variable Interest Entity (“VIE”). In accordance with the provision of FIN 46R, the Group has identified one VIE, Unicom New Horizon, in which it holds a variable interest in the form of lease renewal options. Unicom New Horizon is a 100% owned subsidiary of the Group’s ultimate controlling shareholder, from which the Group leases its CDMA assets under operating leases subject to indefinite renewal options. Lease fees are calculated based on a percentage of audited CDMA service revenue of the lessee. The Group has concluded that its ultimate controlling shareholder, Unicom Group, is the primary beneficiary of Unicom New Horizon, since it absorbs all of Unicom New

Horizon’s expected losses (through its ownership of 100% of Unicom New Horizon’s equity interests and an unconditional guarantee of 100% of Unicom New Horizon debts) and is indirectly associated with the operations of the leased CDMA assets through its majority ownership of the Group. The Group did not consolidate the financial statements of Unicom New Horizon and the lease of CDMA network has been accounted for as an operating lease. As such, the adoption of FIN 46R did not result in any differences from the Group’s HKFRS consolidated financial statements.

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

(E)	Revaluation of property, plant and equipment

Under HKFRS, revaluation surplus in relation to buildings is recorded by the Group as part of the property, plant and equipment. Thereafter, depreciation is provided based on the revalued amounts.

Under US GAAP, all property, plant and equipment are stated at historical cost less accumulated depreciation.

(F)	Share option scheme

Under HKFRS, the fair value of the employee services received in exchange for share options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. Upon the adoption of HKFRS 2 effective on January 1, 2005, the Group expenses the cost of share options in the statements of income. As a transitional provision, only the cost of share options granted after November 7, 2002 and not yet vested on January 1, 2005 was expensed retrospectively in the statements of income of the respective periods. Refer to Note 29 for details of share option schemes adopted by the Company.

Under US GAAP, the Group adopted Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment” (“SFAS 123R”) and relevant implementation guidance. The SFAS 123R is a revision of Statement of Financial Accounting Standard for “Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting periods. SFAS 123(R) is effective for all stock-based awards granted on or after June 15, 2005. The Group used the Modified Prospective Application (“MPA”) method to account for the share-based payments granted in prior periods. By using the MPA method, the Group will not restate its prior period financial statements. Instead, the Group applies SFAS 123(R) for any unvested options as of and for new options granted after June 15, 2005.

Prior to adopting the provision of SFAS 123(R), the Company applied APB 25 to account for its fixed award stock options issued to employees. Under APB 25, compensation expense is recorded in the amount of the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options, which is amortized over the vesting period of the option. Since the market price of the underlying stock on the date of grant did not exceed the exercise price of the options granted, no compensation cost for options had been recognized in the reconciliation of net income to US GAAP for the relevant years. For purposes of pro forma disclosure under SFAS 123, as further amended by Statement of Financial Accounting Standards, No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure"(“SFAS 148”), for the year ended December 31, 2005, the estimated fair values of the share options were assumed to be amortized to expense over the share options’ vesting periods. The pro forma effects of recognizing estimated compensation expense under the fair value method on net income and earnings per share for the year ended December 31, 2005 were as follows:

2005
(As restated)

Net income under US GAAP:
As reported	5,003,847
Less: Total stock-based employee compensation expense determined under fair value based method	(108,950)

Pro forma	4,894,897

Basic earnings per share:
As reported (RMB)	0.40
Pro forma (RMB)	0.39

Diluted earnings per share:
As reported (RMB)	0.40
Pro forma (RMB)	0.39

Basic earnings per ADS:
As reported (RMB)	3.98
Pro forma (RMB)	3.89

Diluted earnings per ADS:
As reported (RMB)	3.97
Pro forma (RMB)	3.88

(G)	Capacity transaction

Under HKFRS, sales of indefeasible right-of-use (“IRU”) are recognized at the time of delivery and acceptance where the following conditions are met: (i) the purchaser’s right of use is exclusive and irrevocable; (ii) the asset is specific and separable; (iii) the term of the contract is for the major part of the asset’s useful economic life; (iv) the carrying value can be measured reliably; and (v) no significant risks are retained by the Group.

Under US GAAP, sales of IRUs are evaluated under the guidance in FASB Interpretations No. 43 “Real Estates Sales” as the leased asset is considered as real estate. The title of the leased assets must be transferred to the lessee in order to be classified and accounted for as a sales-type lease such that the sale can be recognized. Accordingly, such sales of IRUs are not recognized and accounted for as operating lease under US GAAP since the title to the asset is not transferred.

(H)	Convertible bonds

Under HKFRS, the Convertible Bonds contract must be separated into two component elements: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds. The derivative component, which represented the embedded conversion option, was initially recognized and subsequently carried at fair value on the balance sheet with any changes in fair value being charged or credited to the statement of income in the period when the change occurred. The remainder of the proceeds was allocated to the debt element of the bonds at initial recognition, net of transaction costs, and was recorded as the liability component. The liability component was subsequently carried at amortized cost until extinguished on conversion or redemption. Interest expense was calculated using the effective interest method by applying the effective interest rate to the liability component through the maturity date. When the Convertible Bonds were converted, the carrying amounts of the derivative and liability components were transferred to share capital and share premium as consideration for the shares issued. Refer to Note 2.13 and Note 18 for details of the Convertible Bonds.

Under US GAAP, pursuant to Statement of Financial Accounting Standards No.133, “Accounting for derivative instruments and hedging activities” (“SFAS 133”), the conversion option of the Convertible Bonds was not separated from the bond contract as it did not satisfy the net settlement characteristic of a derivative instrument and no portion of the proceeds from the issuance of the Convertible Bonds should be accounted for as attributable to the conversion feature. All of the proceeds were attributed to the bond contract and were recorded as a long-term liability on the amortized cost basis until extinguished on conversion or redemption. Interest expense was calculated at the effective interest rate of 1.40% to the host contract through the maturity date. The transaction costs of the Convertible Bonds with puts at the option of the holder were amortized over 2 years through the first put date, July 5, 2008 until extinguished on conversion or redemption. Upon the conversion of the Convertible Bonds, the carrying amounts of the bonds including any unamortized debt discount or premium or debts issuance costs, were credited to the capital accounts to reflect the shares issued and no gain or loss was recognized.

On August 20, 2007, the Convertible Bonds were fully converted into the Company’s shares and therefore the GAAP differences ceased to exist from that date.

(I)	Rental cost

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

(J)	Deferred taxation

The adjustment related to deferred taxation represents the deferred tax effects of other US GAAP adjustments.

(K)	New Accounting Pronouncements

The following are new accounting pronouncements not yet effective, but may be applicable to the Group.

The Financial Accounting Standards Board (“FASB”) recently issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“SFAS 157”), Statement of Financial Accounting Standards No.159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), Statement of Financial Accounting Standards No.141(R), “Business Combinations” (“SFAS 141(R)”), Statement of Financial Accounting Standards No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51"(“SFAS 160”), and Statement of Financial Accounting Standards No.161, “Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No.133” (“SFAS 161”).
(a)	In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. On February 12, 2008, the FASB further issued FASB Staff Position No. FAS 157-2 “Effective Date of FASB Statement No.157” (“FSP 157-2”), this FSP 157-2 defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This FSP 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. FSP 157-2 is effective upon issuance. The Group does not expect the adoption of SFAS 157 will have a material impact on the consolidated financial statements of the Group.

(b)	In February 2007, the FASB issued Statement of Financial Accounting Standards No.159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Group does not expect the adoption of SFAS 159 will have a material impact on the consolidated financial statements of the Group.

(c)	In December 2007, the FASB issued Statement of Financial Accounting Standards No.141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), which is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group does not expect the adoption of SFAS 141(R) will have a material impact on the consolidated financial statements of the Group.

(d)	In December 2007, the FASB released Statement of Financial Accounting Standards No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51” (“SFAS 160”), which is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group believes the adoption of SFAS 160 will not have a material impact on the consolidated financial statements of the Group.

(e)	In March 2008, the FASB released Statement of Financial Accounting Standards No.161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”), which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Group believes the adoption of SFAS 161 will not have a material impact on the consolidated financial statements of the Group.

Differences between HKFRS and US GAAP which affect net income of the Group are summarized below:

			2005	2006
	Note		(As restated)	(As restated)	2007

Net income under HKFRS	2.1		4,922,087	3,800,920	9,299,784

Impact of US GAAP adjustments:
- Recognition of depreciation expenses based on historical cost of property, plant and equipment of subsidiaries	(A	)	(48,053)	(48,053)	(48,053)
- Upfront non-refundable revenue and direct incremental costs not recognized under the purchase method of accounting under the previous HK GAAP	(A	)	21,001	21,001	—
- Employee housing benefits	(D	)	(14,942)	(14,942)	(14,922)
- Reversal of depreciation for revalued property, plant and equipment	(E	)	4,127	4,127	13,843
- Reversal of employee compensation costs for share option scheme under HKFRS	(F	)	108,417	—	—
- Effect on sale of indefeasible right-of-use	(G	)	(3,747)	(142)	(142)
- Adjustment of differences on Convertible Bonds between HKFRS and US GAAP:
(i) Reversal of unrealized/realized loss on changes in fair value of derivative component of Convertible Bonds	(H	)	—	2,396,592	568,860
(ii) Amortization of transaction costs on Convertible Bonds	(H	)	—	(3,540)	(4,295)
(iii) Difference in provision for interest expense on Convertible Bonds under HKFRS	(H	)	—	137,973	174,312
(iv) Difference in exchange gain on Convertible Bonds under HKFRS	(H	)	—	(58,090)	(84,511)
- Effect on the capitalized rental cost during the construction period under HKFRS	(I	)	—	(25,935)	(53,857)
- Deferred tax effects of US GAAP adjustments	(J	)	14,957	14,957	13,928

Net income under US GAAP			5,003,847	6,224,868	9,864,947

Differences between HKFRS and US GAAP which affect shareholders’ equity of the Group are summarized below:

			The Group
			2006
	Note		(As restated)	2007

Shareholders’ equity under HKFRS	2.1		79,861,324	97,213,180

Impact of US GAAP adjustments:
- Effect of acquisition of subsidiaries	(A	)	(2,998,532)	(2,998,532)
- Transaction costs for the acquisition of subsidiaries	(A	)	(158,924)	(158,924)
- Recognition of depreciation expenses based on historical cost of property, plant and equipment of subsidiaries	(A	)	107,246	59,193
- Upfront non-refundable revenue and direct incremental costs not recognized under purchase method of accounting under the previous HK GAAP	(A	)	90,776	90,776
- Reversal of revaluation surplus of property, plant and equipment:
- Cost	(E	)	(282,861)	(282,861)
- Accumulated depreciation	(E	)	27,732	41,575
- Effect on sale of indefeasible right-of-use	(G	)	(3,889)	(4,031)
- Adjustment of differences on Convertible Bonds between HKFRS and US GAAP:
(i) Reversal of unrealized/realized loss on changes in fair value of derivative component of Convertible Bonds	(H	)	2,396,592	2,965,452
(ii) Amortization of transaction costs on Convertible Bonds	(H	)	(3,540)	(7,835)
(iii) Difference in provision for interest expense on Convertible Bonds under HKFRS	(H	)	137,973	312,285
(iv) Difference in exchange gain on Convertible Bonds under HKFRS	(H	)	(58,090)	(142,601)
(v) Conversion of Convertible Bonds under US GAAP	(H	)	—	(3,127,301)
- Effect on the capitalized rental cost during a construction period under HKFRS	(I	)	(25,935)	(79,792)
- Deferred tax effects of US GAAP adjustments	(J	)	96,082	80,528

Shareholders’ equity under US GAAP			79,185,954	93,961,112

The following are the condensed statements of income, changes in shareholders’ equity and cash flow information for the years ended December 31, 2005, 2006 and 2007, condensed balance sheets information for the Group as of December 31, 2006 and 2007, prepared under US GAAP and restated to reflect the impact of the effects of acquisition of Guizhou Business under common control which is accounted for at historical cost with retroactive restatement under US GAAP. For details of the acquisition of Guizhou Business, refer to Note 1 and Note 2.1.
Condensed Statements of Income under US GAAP

	2005	2006
	(As restated)	(As restated)	2007

Revenue (Turnover):	88,243,626	95,553,006	99,540,453

Operating expenses:
Leased lines and network capacities	(8,900,485)	(8,942,999)	(9,135,497)
Interconnection charges	(8,436,133)	(9,671,225)	(10,906,819)
Depreciation and amortization	(20,678,547)	(22,731,703)	(22,710,733)
Employee benefit expenses	(5,559,545)	(6,695,621)	(7,154,910)
Selling and marketing	(20,958,811)	(19,735,426)	(19,681,372)
General, administrative and other expenses	(11,855,027)	(13,569,325)	(14,695,072)
Cost of telecommunications products sold	(3,693,361)	(4,934,404)	(5,031,706)

Total operating expenses	(80,081,909)	(86,280,703)	(89,316,109)

Operating income	8,161,717	9,272,303	10,224,344
Interest income	100,807	263,542	186,243
Finance (costs)/gains	(1,133,238)	(583,289)	172,515
Other gains — net	30,249	21,347	2,923,160

Net income before taxation and minority interests	7,159,535	8,973,903	13,506,262
Taxation	(2,155,454)	(2,748,928)	(3,640,242)

Net income before minority interests	5,004,081	6,224,975	9,866,020
Minority interests	(234)	(107)	(1,073)

Net income	5,003,847	6,224,868	9,864,947

		2005	2006
	Note	(As restated)	(As restated)	2007

Basic earnings per share (RMB):	(1)	0.40	0.49	0.76
Diluted earnings per share (RMB):	(2)	0.40	0.47	0.71
Basic earnings per ADS (RMB):	(1)	3.98	4.94	7.57
Diluted earnings per ADS (RMB):	(2)	3.97	4.68	7.07

Notes:
(1)	Basic earnings per share for the years ended December 31, 2005, 2006 and 2007 were computed by dividing the net income for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years.

(2)	Diluted earnings per share for the years ended December 31, 2005, 2006 and 2007 were computed by dividing the net income for the financial years under US GAAP by the weighted average number of ordinary shares in issue during the years, after adjusting for the cumulative effects of the dilutive potential ordinary shares. The dilutive potential ordinary shares arose from share options granted (i) under the amended Pre-Global Offering Share Option Scheme; (ii) under the amended Share Option Scheme as described in Note 29 and (iii) the Convertible Bonds as described in Note 18. For 2007, the dilutive potential ordinary shares arose from additional share options granted in 2002, 2003, 2004 and 2006 under the amended Share Option Scheme (see Note 29) and the Convertible Bonds before conversion.

Condensed Balance Sheets under US GAAP

	2006
	(As restated)	2007
Assets
Current assets:
Bank balances and cash	12,243,191	6,675,476
Short-term bank deposits	195,820	644,016
Amounts due from related parties	257,170	109,096
Amounts due from Domestic Carriers	138,521	149,736
Accounts receivable	6,516,867	4,840,094
Less: Provision for doubtful debts	(3,074,656)	(1,628,940)

Accounts receivable, net	3,442,211	3,211,154
Inventories	2,373,871	2,528,364
Current portion of deferred tax assets	819,118	764,162
Prepayments and other current assets	2,039,840	3,516,279

Total current assets	21,509,742	17,598,283

Non-current assets:
Property, plant and equipment, net	112,700,043	115,977,305
Other assets	11,367,407	12,855,199

Total assets	145,577,192	146,430,787

Liabilities and equity
Current liabilities:
Payables and accrued liabilities	26,543,904	32,031,307
Taxes payable	1,634,316	1,239,512
Amounts due to Unicom Group	1,088,297	820,699
Amounts due to related parties	328,702	769,558
Amounts due to Domestic Carriers	854,885	600,283
Short-term bonds	7,087,217	—
Current portion of long-term bank loans	3,984,350	2,191,382
Current portion of obligations under finance leases	100,004	1,448
Advances from customers	10,069,739	11,577,405

Total current liabilities	51,691,414	49,231,594

Non-current liabilities:
Long-term bank loans	4,139,349	1,660,921
Convertible bonds	7,862,609	—
Obligations under finance leases	10,230	3,882
Deferred tax liabilities	410,201	253,550
Deferred revenue	2,274,594	1,315,814

Total non-current liabilities	14,696,983	3,234,167

Minority interests	2,841	3,914

Shareholders’ equity	79,185,954	93,961,112

Total liabilities and shareholders’ equity	145,577,192	146,430,787

Condensed Statements of Changes in Shareholders’ Equity under US GAAP

Balance of shareholder’s equity as of January 1, 2005, as previously reported before adjusting for the Business Combination under common control	69,442,322
Adjustment for the Business Combination under common control	392,376

Balance of shareholder’s equity as of January 1, 2005, as restated	69,834,698
Net income for the year ended December 31, 2005	5,003,847
Deemed capital contribution from owner for employee housing benefits	14,942
Dividend paid	(1,256,924)
Exercise of share options	52,134

Balance of shareholders’ equity as of December 31, 2005	73,648,697

Balance of shareholder’s equity as of January 1, 2006, as previously reported before adjusting for the Business Combination under common control	73,265,286
Adjustment for the Business Combination under common control	383,411

Balance of shareholder’s equity as of January 1, 2006, as restated	73,648,697
Net income for the year ended December 31, 2006	6,224,868
Deemed capital contribution from owner for employee housing benefits	14,942
Dividend paid	(1,384,146)
Value of employee services	146,294
Exercise of share options	535,299

Balance of shareholders’ equity as of December 31, 2006	79,185,954

Balance of shareholder’s equity as of January 1, 2007, as previously reported before adjusting for the Business Combination under common control	78,733,447
Adjustment for the Business Combination under common control	452,507

Balance of shareholder’s equity as of January 1, 2007, as restated	79,185,954
Net income for the year ended December 31, 2007	9,864,947
Deemed capital contribution from owner for employee housing benefits	14,922
Dividend paid	(2,284,942)
Value of employee services	157,262
Exercise of share options	313,262
Deemed capital distribution relating to the consideration for purchase of business under common control	(880,000)
Distribution of income of Guizhou Business under common control to Unicom Group	(101,020)
Conversion of Convertible Bonds	7,690,727

Balance of shareholders’ equity as of December 31, 2007	93,961,112

Condensed Cash Flow Statements under US GAAP

	2005	2006
	(As restated)	(As restated)	2007
Net cash inflows (outflows) from:
Operating activities	32,099,535	36,573,178	32,605,044
Investing activities	(17,539,832)	(18,005,428)	(24,360,133)
Financing activities	(13,732,795)	(11,813,854)	(13,812,626)

Net increase (decrease) in cash and cash equivalents	826,908	6,753,896	(5,567,715)
Cash and cash equivalents, beginning of year	4,662,387	5,489,295	12,243,191

Cash and cash equivalents, end of year	5,489,295	12,243,191	6,675,476

Interest paid (net of amount capitalized)	(1,137,294)	(781,931)	(224,531)