Form 20-F
period 2008-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2009-06-23
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 2 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 1-15028
CHINA UNICOM (HONG KONG) LIMITED
(Exact Name of Registrant as Specified in Its Charter)

N/A (Translation of Registrant’s Name Into English)	Hong Kong (Jurisdiction of Incorporation or Organization)
75th Floor, The Center
99 Queen’s Road Central
Hong Kong
(Address of Principal Executive Offices)
Chu Ka Yee
Telephone: +852 2121 3220
Facsimile: +852 2121 3232
75th Floor, The Center
99 Queen’s Road Central
Hong Kong
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value HK$0.10 per share	The New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the listing on The New York Stock Exchange, Inc. of American depositary shares, or ADSs, each representing 10 ordinary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As of December 31, 2008, 23,767,925,322 ordinary shares were issued and outstanding.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
     U.S. GAAP ☐
     International Financial Reporting Standards as issued by the International Accounting Standards Board ☑
     Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐ Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

-i-

Page
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	122
Item 16F. Change in Registrant’s Certifying Accountant	122
Item 16G. Corporate Governance	123
PART III	124
Item 17. Financial Statements	124
Item 18. Financial Statements	124
Item 19. Exhibits	124
EX-1.2
EX-4.16
EX-4.26
EX-4.27
EX-4.28
EX-4.29
EX-4.30
EX-4.31
EX-4.32
EX-4.33
EX-4.34
EX-4.35
EX-4.36
EX-4.37
EX-4.39
EX-4.40
EX-4.41
EX-4.42
EX-4.43
EX-4.44
EX-4.45
EX-4.46
EX-4.47
EX-4.48
EX-4.49
EX-4.50
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2

-ii-

Note Regarding Forward-Looking Statements
     This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) our plans and strategies, including those in connection with our restructuring and integration after our merger with China Netcom Group Corporation (Hong Kong) Limited, mergers and acquisitions and capital expenditures; (ii) our plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) our competitive position, including our ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage our position as an integrated telecommunications operator and expand into new businesses and markets; (iv) our future business condition, including our future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, our new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.
     The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update any of these forward-looking statements.
     The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•	changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or changes in the regulatory policies of the MIIT, the State-owned Assets Supervision and Administration Commission, or the SASAC, and other relevant government authorities of the PRC;

•	results of the ongoing restructuring of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services;

•	competitive forces from more liberalized markets and our ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of our telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of our restructuring and integration following the completion of our merger with China

-iii-

Netcom Group Corporation (Hong Kong) Limited;

•	effects of our proposed adjustments in our business strategies relating to the personal handyphone system, or PHS, business;

•	effects of our acquisition from our parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans;

•	changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the current global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the potential continued slowdown of economic activities inside and outside the PRC.
     Please also see “D. Risk Factors” under Item 3.
Certain Definitions
     As used in this annual report, references to “we”, “us”, “our”, the “Company”, “our company” and “Unicom” are to China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited). Unless the context otherwise requires, these references include all of our subsidiaries. In respect of any time prior to our incorporation, references to “we”, “us”, “our” and “Unicom” are to the telecommunications businesses in which our predecessors were engaged and which were subsequently assumed by us. All references to “Unicom Group” are to China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation), our indirect controlling shareholder. Unless the context otherwise requires, these references include all of Unicom Group’s subsidiaries, including us and our subsidiaries.
     All references to “China Netcom” are to China Netcom Group Corporation (Hong Kong) Limited, which merged with us in October 2008, and, as the context may require, its subsidiaries. References to “Netcom Group” mean China Network Communications Group Corporation which merged with, and was absorbed by, Unicom Group in January 2009 and, as the context may require, its subsidiaries, other than us and our subsidiaries.
     As used in this annual report:
•	references to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan, and references to the “central government” or the “PRC Government” mean the central government of the PRC;

•	references to “our fixed-line northern service region” mean the 10 municipalities and provinces where we operate fixed-line business in northern China, consisting of Beijing and Tianjin Municipalities, and Hebei, Henan, Shandong, Liaoning, Heilongjiang, Jilin, and Shanxi Provinces, and the Inner Mongolia Autonomous Region;

•	references to the “21 provinces in southern China” mean Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Tibet Autonomous Region, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region. We completed the acquisitions of

-iv-

certain telecommunications business and assets, including the fixed-line business in those 21 provinces in southern China, from Unicom Group and Netcom Group and/or their respective subsidiaries and branches in January 2009. See “A. History and Development of the Company — Recent Developments — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4.

•	references to “Hong Kong Stock Exchange”, “SEHK” or “HKSE” mean The Stock Exchange of Hong Kong Limited, and references to “NYSE” or “New York Stock Exchange” mean The New York Stock Exchange, Inc; and

•	references to “Renminbi” or “RMB” are to the currency of the PRC, references to “U.S. dollars” or “US$” are to the currency of the United States of America, and references to “HK dollars” or “HK$” are to the currency of the Hong Kong Special Administrative Region of the PRC.

-v-

Special Note on Our Financial Information and Certain Statistical Information Presented
in This Annual Report
     Our consolidated financial statements as of and for the years ended December 31, 2007 and 2008 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. These financial statements also comply with Hong Kong Financial Reporting Standards, or HKFRS, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, or HKICPA. As applied to our company, HKFRS is consistent with IFRS in all material respects. Pursuant to the requirement under IFRS 1: First-Time Adoption of International Financial Reporting Standards, or IFRS 1, the date of our transition to IFRS was determined to be January 1, 2007, which is the beginning of the earliest period for which we present full comparative information in our consolidated financial statements. With due regard to our accounting policies in previous periods and the requirements of IFRS 1, we have concluded that no adjustments were required to the amounts reported under HKFRS as at January 1, 2007 or in respect of the year ended December 31, 2007. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of and for the years ended December 31, 2007 and 2008 included in this annual report on Form 20-F. PricewaterhouseCoopers, our independent registered public accounting firm, has issued an auditor’s report on our financial statements prepared in accordance with IFRS as issued by the IASB.
     In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, no audited financial statements and financial information prepared under IFRS for the year ended December 31, 2006 have been included in this annual report on Form 20-F.
     The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the years ended December 31, 2005 and 2006 were prepared in accordance with HKFRS. The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the years ended December 31, 2004 and before were prepared in accordance with Hong Kong GAAP.
     The statistical information set forth in this annual report on Form 20-F relating to the PRC is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside the PRC.

-vi-

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected Financial Data
     The following tables present selected historical financial data of our company as of and for each of the years in the two-year period ended December 31, 2008. Except for amounts presented in U.S. dollars, the selected historical consolidated balance sheet data and consolidated income statement data as of and for the years ended December 31, 2007 and 2008 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. As disclosed above under “Special Note on Our Financial Information and Certain Statistical Information Presented in this Annual Report”, our consolidated financial statements as of and for the years ended December 31, 2007 and 2008 have been prepared and presented in accordance with IFRS as issued by the IASB. These financial statements also comply with HKFRS.
     We completed a disposal of our CDMA business in October 2008. See “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions — Disposal of CDMA Business and Related Transactions” under Item 4. In accordance with IFRS/HKFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, we recognized the CDMA business segment as discontinued operations and the CDMA business is presented separately as discontinued operations in our audited consolidated statement of income and statement of cash flows for the year ended December 31, 2008. As a result, the 2007 comparative figures in our audited consolidated statement of income and statement of cash flows included in this annual report on Form 20-F have been restated accordingly.
     In addition, we completed a merger with China Netcom in October 2008. See “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions — Merger with China Netcom and Related Transactions” under Item 4. Because we and China Netcom were under the common control of the PRC Government both prior to and after the merger, the merger is considered as a business combination of entities and businesses under common control, and has been accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations”, or AG 5, issued by the HKICPA in November 2005. In addition, we completed an acquisition of assets and business of the Guizhou Province branch of Unicom Group, or Unicom Guizhou, from Unicom Group in December 2007 and prior to its merger with us, China Netcom completed an acquisition of the entire equity interest of Beijing Planning and Design Institute, or Design Institute, a wholly-owned subsidiary of Netcom Group, in December 2007. Because we and Unicom Guizhou were under the common control of Unicom Group both prior to and after our acquisition of Unicom Guizhou and China Netcom and Design Institute were under the common control of Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009) both prior to and after China Netcom’s acquisition of Design Institute, both acquisitions have been accounted for using merger accounting in accordance with AG5 issued by the HKICPA. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. The acquired assets and liabilities of China Netcom, Unicom Guizhou and Design Institute are stated at historical cost, and are included in the consolidated financial statements included in this annual report on Form 20-F as if these entities and their businesses acquired had always been part of our company. Accordingly, the 2007 comparative figures in the consolidated financial information included in this Form 20-F have been restated to reflect the financial positions, results of operations and cash flows of these acquired businesses.

     Prior to our merger with China Netcom, China Netcom completed a disposal of the fixed-line telecommunications and related services in its Guangdong and Shanghai branches in February 2007. See “A. History and Development of the Company — History and Corporate Development of China Netcom” under Item 4. In accordance with IFRS/HKFRS 5, we recognized the fixed-line business in the Guangdong and Shanghai branches as discontinued operations, and the fixed-line business in the Guangdong and Shanghai branches are presented separately as discontinued operations in our audited consolidated statement of income and statement of cash flows for the year ended December 31, 2007.
     In this annual report on Form 20-F, we have translated certain Renminbi and Hong Kong dollar amounts into U.S. dollars at the rate of RMB6.8225 = US$1.00 and HK$7.7499 = US$1.00, the noon buying rates for these currencies in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. We translate these amounts solely for your convenience, and these translations should not be construed as representations that, on such or any other date, the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

	As of or for the year ended December 31
	2007	2008	2008
	RMB	RMB	US$(1)
	(in millions, except for per share data)

Consolidated Income Statement Data:

CONTINUING OPERATIONS
Revenue(2)
GSM mobile business
Service revenue	62,547	64,704	9,484
Sales of GSM mobile telecommunications products	12	550	81

Total GSM revenue	62,559	65,254	9,565

Fixed-line business
Service revenue (2)	87,200	82,548	12,099
Sales of fixed-line telecommunications products	928	1,104	162

Total fixed-line revenue	88,128	83,652	12,261

Total revenue	150,687	148,906	21,826

Total costs and expenses	(123,446)	(140,765)	(20,633)

Income from continuing operations before income tax	27,241	8,141	1,193

Income tax expenses	(7,083)	(1,801)	(264)

Income from continuing operations	20,158	6,340	929

DISCONTINUED OPERATIONS(3)
Income from discontinued operations	654	1,438	211
Gain on the disposal of discontinued operations	626	26,135	3,831

Net income	21,438	33,913	4,971

Earnings per share for income attributable to the equity holders of the Company during the year
-Basic earnings per share(4)	0.93	1.43	0.21
-Diluted earnings per share(4)	0.92	1.42	0.21
-Basic earnings per ADS(5)	9.29	14.28	2.09
-Diluted earnings per ADS(5)	9.19	14.16	2.08

Earnings per share for income from continuing operations attributable to the equity holders of the Company during the year
-Basic earnings per share(4)	0.87	0.27	0.04
-Diluted earnings per share(4)	0.86	0.27	0.04
-Basic earnings per ADS(5)	8.74	2.67	0.39
-Diluted earnings per ADS(5)	8.64	2.65	0.39

Earnings per share for income from discontinued operations attributable to the equity holders of the Company during the year
-Basic earnings per share(4)	0.06	1.16	0.17
-Diluted earnings per share(4)	0.06	1.15	0.17

	As of or for the year ended December 31
	2007	2008	2008
	RMB	RMB	US$(1)
	(in millions, except for per share data)
-Basic earnings per ADS(5)	0.55	11.61	1.70
-Diluted earnings per ADS(5)	0.55	11.52	1.69
-Number of shares outstanding for basic earnings per share(4)	23,075	23,751	23,751
-Number of shares outstanding for diluted earnings per share(4)	23,321	23,941	23,941
-Number of ADS outstanding for basic earnings per ADS(5)	2,308	2,375	2,375
-Number of ADS outstanding for diluted earnings per ADS(5)	2,332	2,394	2,394

Consolidated Balance Sheet Data:

Assets
Cash and cash equivalent and short-term bank deposits	12,714	9,476	1,389
Property, plant and equipment	276,110	283,912	41,614
Proceeds receivable for the disposal of the CDMA business	—	13,140	1,926
Total assets	334,087	344,924	50,557

Liabilities
Payables in relation to the disposal of the CDMA business	—	4,232	620
Short-term bank loans	11,850	10,780	1,580
Short-term commercial paper	20,000	10,000	1,466
Current portion of long-term bank loans	7,411	1,216	178
Current portion of obligations under finance lease	103	—	—
Long-term debt	16,086	997	146
Corporate bonds	2,000	7,000	1,026
Total liabilities	155,571	138,214	20,259

Shareholders’ equity	178,516	206,710	30,298

Share capital	1,437	2,329	341

Other Financial Data:

CONTINUING OPERATIONS
Net cash inflow from operating activities of continuing operations	65,256	56,674	8,307
Net cash outflow from investing activities of continuing operations	(47,641)	(54,490)	(7,987)
Net cash outflow from financing activities of continuing operations	(29,805)	(35,070)	(5,140)
Net cash outflow from continuing operations	(12,190)	(32,886)	(4,820)

DISCONTINUED OPERATIONS(3)
Net cash inflow from operating activities of discontinued operations	1,225	656	96
Net cash inflow from investing activities of discontinued operations	3,078	29,489	4,322
Net cash outflow from financing activities of discontinued operations	—	—	—
Net cash inflow from discontinued operations	4,303	30,145	4,418

Net decrease in cash and cash equivalents	(7,887)	(2,741)	(402)

Dividend declared per share	0.20	0.20	0.03

(1)	The translation of RMB into US dollars has been made at the rate of RMB6.8225 to US$1.00, the noon buying rate in New York City for cable transfer in RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. The translations are solely for the convenience of the reader.

(2)	Including fixed-line upfront connection fees for basic telephone access services that were eliminated by order of the former Ministry of Information Industry in July 2001.

(3)	Results of the Guangdong and Shanghai service regions have been disclosed as discontinued operations for the year ended December 31, 2007 and results of our CDMA business have been disclosed as discontinued operations for the years ended December 31, 2007 and 2008.

(4)	See Note 35 to the financial statements included in this Form 20-F on how basic and diluted earnings per share are calculated under IFRS/HKFRS.

(5)	Earnings per ADS is calculated by multiplying earnings per share by 10, which is the number of shares represented by each ADS.

Exchange Rate Information
     We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.8225 = US$1.00 and HK$7.7499 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.
     The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8360 = US$1.00 and HK$7.7500 = US$1.00, respectively, on June 19, 2009. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:
Noon Buying Rate

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low
December 2008	6.8842	6.8225	7.7522	7.7497
January 2009	6.8403	6.8225	7.7618	7.7504
February 2009	6.8470	6.8241	7.7551	7.7511
March 2009	6.8438	6.8240	7.7593	7.7497
April 2009	6.8361	6.8180	7.7508	7.7495
May 2009	6.8326	6.8176	7.7526	7.7500
June 2009 (up to June 19, 2009)	6.8364	6.8264	7.7516	7.7499
     The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars in 2004, 2005, 2006, 2007 and 2008, calculated by averaging the noon buying rates on the last day of each month during the relevant year.
Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2004	8.2768	7.7899
2005	8.1826	7.7755
2006	7.9579	7.7685
2007	7.5806	7.8008
2008	6.9193	7.7814
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Relating to Our Business
We face intense competition in all our businesses from other telecommunications service providers, including China Mobile Limited and its affiliates, or China Mobile and China Telecom Corporation Limited and its affiliates, or China Telecom. Such competition may intensify and result in slower subscriber growth, lower tariffs and higher customer acquisition costs for us, which would materially adversely affect our financial condition, results of operations and growth prospects.
     The telecommunications industry in China has been rapidly evolving. The PRC Government has implemented a number of measures to restructure, and to encourage fair and orderly competition in, the telecommunications industry. For example, in May 2008, in order to optimize the allocation of telecommunications resources in China and improve the competitive landscape, the PRC Government encouraged a wide-ranging telecommunications industry restructuring, following which we, along with China Mobile and China Telecom, have become full-service telecommunications service providers that operate both fixed-line and mobile telecommunications networks in China. See “A. History and Development of the Company — Restructurings of Telecommunications Industry” under Item 4. We face intense competition in each of our business lines from China Mobile and China Telecom and expect that this competition will further intensify and may also include other telecommunications service providers in the future. As a result of China’s accession into the World Trade Organization, or the WTO, which requires China’s gradual reduction of foreign ownership restrictions in the telecommunications industry and the gradual opening of the telecommunications market in China to foreign operators, we also expect to face competition from foreign-invested telecommunications service providers. As a consequence of operating in an increasingly competitive market, we have experienced and may continue to experience pressure on our results of operations for some or all of our telecommunications services.
     Competition in Mobile Business. China Mobile is the largest mobile operator in China and has competitive advantages over us in areas such as customer base, financial resources and brand recognition. We have been experiencing intense competition from China Mobile in our mobile service areas and this competition may continue to intensify. In addition, as part of the restructuring of the PRC telecommunications industry in 2008, we and our parent company, Unicom Group, sold the CDMA business and network, respectively, to China Telecom in October 2008. As a result, China Telecom has become the only operator offering CDMA services in China and a new competitor in the area of mobile telecommunications. In addition, China Telecom has taken over all of our previous CDMA subscribers along with the CDMA business, which has resulted in greater competitive pressure on us. Competition in the mobile business has resulted in significant decreases in our various effective tariffs and this trend may further intensify. Continued price competition among China Mobile, China Telecom, possible new telecommunications operators and us may accelerate the decline of the average revenue per user per month, or ARPU, of our mobile services, and adversely affect our profitability. In addition, competition may also result in a higher churn rate of our mobile customers and may cause a significant increase in our costs for retaining existing customers and attracting new customers of our mobile services.
     Moreover, in January 2009, China Mobile, China Telecom and Unicom Group were granted licenses by the MIIT to operate 3G businesses nationwide in China with TD-SCDMA, CDMA2000 and WCDMA technologies, respectively. China Mobile and China Telecom have launched their 3G businesses in China and we have launched our 3G business on a trial basis. We expect that 3G will be one of the main focuses of business development for the three telecommunications operators in China and that our 3G business will face intense competition from China Mobile and China Telecom in the future. Because the TD-SCDMA technology that China Mobile uses to operate its 3G business is China’s homegrown technology and one of the three current major international 3G standards, the PRC Government has expressed its strong support for the TD-SCDMA industry and has announced numerous policies to promote its development in China. Moreover, due to the technical features of the CDMA network, China Telecom, unlike other Chinese telecommunications operators, was able to upgrade its CDMA network easily and quickly to the CDMA2000 3G network, which allowed China Telecom to launch its 3G business earlier than us. All of these factors may harm our 3G competitive position. The WCDMA technology that we use to operate our 3G business is a relatively mature technology which has been widely adopted and deployed around the world. Our 3G operations based on the WCDMA technology have also benefited from a well-developed WCDMA industry chain with diverse and ample supplies of WCDMA network equipment and facilities as well as handsets and applications. While we have been endeavoring to capitalize these advantages of the WCDMA technology and allocating significant resources to develop our networks, service products and customer service for our 3G business, we cannot assure you that we will be able to successfully compete in the emerging 3G service market in China. As a result, our financial condition, results of operations and growth prospects may be materially adversely affected.
     Competition in Fixed-Line Business. As a part of the PRC telecommunications industry restructuring in 2008, the former China Netcom, which was a major fixed-line service provider in China prior to the restructuring, merged with us and became our wholly-owned subsidiary in October 2008. China Network Communications Group

Corporation, or Netcom Group, China Netcom’s parent company, and China Netcom (Group) Company Limited, or CNC China, China Netcom’s wholly-owned subsidiary, also merged with, and were absorbed by, Unicom Group and China United Network Communications Corporation Limited (formerly known as China Unicom Corporation Limited), or CUCL, our principal operating subsidiary, respectively, in January 2009. See “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions — Merger with China Netcom and Related Transactions” under Item 4. Moreover, in order to become a nationwide full-service telecommunications operator in all of our business lines, we, through CUCL, purchased the telecommunications business across 21 provinces in southern China held by Unicom Group and Netcom Group. See “A. History and Development of the Company — Recent Developments” under Item 4. As a result, we are now offering fixed-line services, including fixed-line voice and value-added, fixed-line broadband, data communication and other services, nationwide in China. Our major competitors in various fixed-line service markets include China Telecom, a major fixed-line service provider in China with a leading position in the south, and China Mobile, which began offering fixed-line services after its acquisition of China TieTong Telecommunications Corporation, a relatively smaller operator in the fixed-line service market. Geographically, we are a leading fixed-line service provider in our fixed-line northern service region, but a relatively new entrant in 21 provinces in southern China. In our fixed-line northern service region, we face increasing competition from China Telecom and China Mobile as they continue to develop their fixed-line networks and boost their sales efforts in the region. In 21 provinces in southern China, we are selectively developing networks and increasing sales as our strategy, but we cannot assure you that this strategy will enable us to compete successfully against our competitors in the fixed-line market in this region. Moreover, other than China Telecom and China Mobile, we also face increasing competition from other competitors in a number of areas of fixed-line business. For example, in the long distance area, we have been experiencing competitive pressure from Internet phone service providers, such as Skype. This competition may become more intense if current restrictions on the provision of these services are liberalized. In the fixed-line broadband area, cable television companies, such as Beijing Gehua CATV Netcom Co., Ltd., and other emerging fixed-line broadband companies, such as Great Wall Broadband Network Service Co., Ltd., have imposed significant competition pressure on us in pricing, network coverage and quality, end-to-end connectivity and customer service. In addition, we expect that the convergence of telecommunications, Internet and cable television networks will be the trend for the future development of the telecommunications industry in China. Changes of regulatory policies under this trend may enable additional non-telecommunications operators to compete with us in our telecommunications businesses, in particular in our fixed-line business. Increased competition from China Telecom, China Mobile and other competitors in the fixed-line service market may force us to lower our tariffs and may reduce the size of our customer base and the usage of our fixed-line networks, which may materially adversely affect our financial condition, results of operations and growth prospects.
     Furthermore, the MIIT’s newly issued the Measures on the Administration of Telecommunications Business Licenses, which became effective on April 10, 2009, among other things, lowered the minimum amount of registered capital required for an applicant to enter the basic telecommunications business in the PRC. We expect this change to lower the entry barriers to the telecommunications industry and further intensify competition in the relevant service areas.
     Intensive competition from China Mobile and China Telecom, as well as other telecommunications service providers, could lead to slower subscriber growth, lower traffic volume of our telecommunications services, continued price pressure and higher customer acquisition costs, which may materially adversely affect our financial condition, results of operations and growth prospects.
We may further lose fixed-line and mobile subscribers and our doubtful debt ratios may increase, which may materially adversely affect our financial condition, results of operations and growth prospects.
     We continue to lose fixed-line subscribers due to the trend of mobile service substitution for fixed-line services. Consistent with trends in global markets in recent years, significant traffic from our fixed-line networks has been diverted to mobile networks, including mobile networks of other mobile operators. In 2007 and 2008, mobile substitution accelerated as a result of stronger pricing pressure from mobile operators, which increasingly reduced tariffs through various discount programs. For example, the usage volume of local calls in our fixed-line northern service region decreased by 7.2% from 202.5 billion pulses in 2007 to 187.8 billion pulses in 2008, mainly due to migration of local voice traffic to mobile services. The number of our fixed-line subscribers also decreased by 9.6% from 110.82 million at the end of 2007 to 100.15 million at the end of 2008. While we started providing a full range of telecommunications services after the telecommunications industry restructuring in 2008 and have been taking various measures to retain our fixed-line subscribers, we cannot assure you that we will be successful in mitigating the adverse impact of mobile service substitution for fixed-line telephone services. Migration from fixed-line services to mobile services may further intensify in the future, which may materially adversely affect our financial condition, results of operations and growth prospects of our fixed-line voice services. In addition, as the 3G industry continues to develop in China, we expect that wireless Internet access will become another main form of broadband access in the future, which may result in decreased use of fixed-line broadband access, thereby resulting in loss of our fixed-line broadband subscribers.
     With respect to our GSM mobile services, we also experienced an increased loss of some existing mobile subscribers, although this loss was substantially exceeded by an increase in new mobile subscribers in 2008. Our loss of existing mobile subscribers is reflected in the increased churn rates of our mobile services in 2008. The monthly average churn rate of our GSM mobile services increased from 2.76% in 2007 to 3.08% in 2008, primarily due to further intensified competition from other service providers, a large proportion of our new subscribers being low-end subscribers and the effects of the global financial crisis. Increased churn rates of our GSM services may adversely affect our market share and increase our costs of additional customer acquisitions and bad debts, which would materially adversely affect our financial condition, results of operations and growth prospects.
     In addition, due to an increased loss of customers and the effects of the global financial crisis, our doubtful debt ratio, calculated as the amount of doubtful debt provided during a year divided by revenue in that year, also increased in 2008. Our doubtful debt ratio related to our GSM services was at 2.1% in 2008, compared to 2.0% in 2007. Our doubtful debt ratio related to our fixed-line services was at 1.8% in 2008, compared to 1.1% in 2007. If these ratios increase in the future, our financial condition and results of operations could be materially adversely affected.
Competition from foreign-invested operators and other new entrants may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition, results of operations and growth prospects.
     As a result of China’s accession to the WTO in December 2001 and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement China’s commitments to the WTO, the PRC Government has agreed to gradually liberalize the various segments and regions of the telecommunications market in China to foreign investors. Currently, foreign investors are permitted to own up to 49% of joint ventures that offer basic telecommunications services without any geographic restrictions in China and 50% of joint ventures that offer value-added telecommunications services without any geographic restrictions in China. More foreign-invested operators may enter China’s telecommunications market as a result of this liberalization. They may have greater financial, managerial and technical resources and more expertise in network management and sales and marketing than we do.
     Increased competition from these and other new entrants into the Chinese telecommunications market may further increase the competition for skilled and experienced employees, exacerbate price competition and increase our customer acquisition costs and other operating expenses, and thereby adversely affect our financial condition, results of operations and growth prospects.
Various difficulties involved and extensive efforts required in the ongoing integration process following our merger with China Netcom may adversely affect our financial condition, results of operations and growth prospects.
     Following our merger with China Netcom, we have been integrating the operations of the two companies. Our management has been making extensive efforts in the integration process, in particular the integration of the existing businesses, development strategies, management and personnel, subsidiaries and branches, accounting policies and procedures, internal control systems and information systems of the two companies. As the integration is ongoing, and due to various potential difficulties in managing a much larger business, our management expects that further efforts will be required in the continuing integration process, which may result in a significant diversion of our management’s attention from the operation of our businesses and may significantly restrain our management’s resources, thereby adversely affecting our financial condition, results of operations and growth prospects. In addition, an important aspect of the integration is the integration of personnel. We believe that we have maintained good labor relations and have not experienced any significant loss of our employees since our merger with China Netcom. However, as the integration process deepens, we cannot assure you that we will be able to maintain existing labor relations or that we will not suffer from employee attrition, and our financial condition, operation of businesses and growth prospects may be materially adversely affected as a result.
We may not be able to fully realize the anticipated synergies of our merger with China Netcom as well as our acquisition of the fixed-line business in 21 provinces in southern China due to a number of factors, some of which are beyond our control, and our future financial condition, results of operations and growth prospects may be materially adversely affected.
     We believe that our merger with China Netcom represents an important transaction for us, consistent with the industry trend of convergence between fixed-line and mobile businesses within China. It allows us to benefit from increased economies of scale, reinforce our market position, improve our overall competitiveness and lay the foundation for sustainable long-term growth. We anticipate that through effective integration, synergies would occur in six key areas, including through: (i) a clear strategic positioning of our enlarged group; (ii) an improvement of the market position of our enlarged group; (iii) a combination of resources and strengths to achieve economies of scale and larger scope; (iv) technological and product innovation to address changing market trends; (v) enhanced human capital and organizational structure; and (vi) a more optimal capital structure and enhanced financial capabilities.
     Nevertheless, the scale, scope and nature of the integration and customer retention efforts required in connection with the merger present significant challenges. Although we have completed integration in a number of areas on a preliminary basis, we cannot assure you that we will be able to fully integrate our businesses on the expected timeline and fully realize the anticipated synergies as a result of numerous factors, some of which are beyond our control. These factors include, among other things:
•	difficulties in integrating the operations of the two companies, including unifying their operating and accounting policies and procedures as well as their information systems, streamlining overlapping operations, consolidating subsidiaries and branch networks, and allocating human resources;

•	unforeseen contingent risks or latent liabilities relating to the merger that may not become apparent until in the future;

•	loss of personnel, including key management members;

•	increase in competition in the PRC telecommunications industry resulting from the recent restructuring of the PRC telecommunications industry, which, among other things, may require us to increase our marketing efforts;

•	the diversion of financial or other resources from our existing businesses; and

•	potential loss of, or harm to, relationships with customers.
     Any of the above could adversely impact the full realization of our anticipated synergies from the merger with China Netcom and could materially adversely affect our future business performance, results of operations and financial condition.
     In addition, following the completion of our acquisition of the fixed-line business in 21 provinces in southern China, we have been integrating our existing business with the fixed-line operations in those 21 provinces in southern China. We cannot assure you that we will be able to implement the integration process smoothly or that this acquisition will meet our expectation to optimize our business and resources and enhance our overall competitive position.

Failure to respond to technological and industry developments in a timely and effective manner or failure to continually optimize, expand and upgrade our networks and infrastructure could materially adversely affect our competitive position and hinder our growth.
     The telecommunications industry in China and elsewhere in the world has been experiencing rapid and significant changes in the diversity and sophistication of the technologies and services offered. Such changes may render our existing services or technologies inadequate or obsolete. As a result, we expect that we will need to constantly upgrade our telecommunications technologies and services to respond to such changes in order to maintain our competitiveness, which involves substantial time, costs and risk. We cannot assure you that we will be able to respond to technological and industry developments in a timely and cost-effective manner, or at all. Our inability to respond successfully to technological or industry developments may adversely affect our financial condition, results of operations and growth prospects. Furthermore, if the new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth may decline and our competitive position may be adversely affected.
     In addition, the growth of our business, particularly the mobile business, depends on whether we are able to continue to optimize the capacity, expand the coverage and improve the quality of, and upgrade our existing networks and infrastructure in a timely and effective manner. Our failure to do so could result in loss of our customers and thus materially adversely affect our competitive position and hinder our growth.
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
     If we are not able to timely and effectively overcome the uncertainties and difficulties we may encounter in expanding and upgrading our networks and infrastructure, our competitive position, financial condition, results of operations and growth prospects may be materially adversely affected.
The successful development and introduction of our 3G network and services is subject to market demand, consumer acceptance, technological challenges, other uncertainties, expected benefits from investments in our 3G networks and technology may not be realized and our GSM mobile business may be adversely affected due to the competitive nature between 3G services and 2G services in the industry.
     In January 2009, Unicom Group was granted a license by the MIIT to operate a 3G business nationwide in China with WCDMA technology and, with the approval of the MIIT, has authorized CUCL, our wholly-owned subsidiary, to operate this 3G business. Our planned capital expenditure in 2009 for the development of our 3G business is estimated to be approximately RMB38.7 billion. We currently expect to provide 3G services in 284 cities in China by the end of 2009. As is common with undertakings of this scale and complexity, we may experience various difficulties in the development of our 3G business, including software, network, handset and other technical issues. While we generally believe we are capable of solving these issues, we cannot assure you that we will be able to do so in a timely fashion or that we will not encounter other difficulties. Moreover, we cannot assure you that:
•	we will be able to gain access to sufficient sites for 3G network construction;

•	there will be sufficient demand for 3G services for us to deliver these services profitably;

•	the commercial launch of our 3G services will proceed according to anticipated schedules;

•	our 3G network and services will deliver the quality and levels of services as expected;

•	we will be able to provide all planned 3G services or that we will be able to provide such services on schedule, or that developing and providing such services will not be more costly than expected;

•	our 3G services will be more popular among potential subscribers than those of our competitors;

•	we will not encounter unexpected technological difficulties in implementing the WCDMA technology; or

•	our 3G services will generate an acceptable or commercially viable rate of return.
     Any failure or delay in the completion of networks and the launch of our 3G services, increases in the associated costs, or problems encountered in our operations of 3G business could hinder the recovery of our significant capital investment in the 3G business, which could in turn have a material adverse effect on our financial condition, results of operations and growth prospects. In addition, we expect that 3G services will compete with 2G services as an industry trend in the future. Therefore, while we are promoting our 3G business, we cannot assure you that our GSM business will not be adversely affected by the industry-wide competition between 3G and 2G businesses.
Because we rely on arrangements with other telecommunications operators, changes to the terms or availability of these arrangements may result in disruptions to our services and operations and may result in customer dissatisfaction and materially adversely affect our financial condition, results of operations and growth prospects.
     Our ability to provide telecommunications services depends upon arrangements with other telecommunications operators. In particular, interconnection is necessary to complete all calls between our subscribers and subscribers of other telecommunications operators. We, either through ourselves or through Unicom Group, have established interconnection and transmission line leasing arrangements with other telecommunication operators, including our parent company, as required to conduct our current business. Any disruption to our interconnection with the networks of those operators or other international telecommunications carriers with which we interconnect may affect our operations, service quality and customer satisfaction, thus adversely affecting our business. Furthermore, we are generally not entitled to collect indirect or consequential damages resulting from disruptions in the networks with which we are interconnected. Any disruption in existing interconnection arrangements and leased line arrangements or any significant change of their terms, as a result of natural events or accidents or for regulatory, technical, competitive or other reasons, may lead to temporary service interruptions and increased costs that can seriously jeopardize our operations and adversely affect our financial condition, results of operations and growth prospects. Difficulties in executing alternative arrangements with other operators on a timely basis and on acceptable terms, including the inability to promptly establish additional interconnection links or increase interconnection bandwidths as required, could also materially adversely affect our financial condition, results of operations and growth prospects.

Interruptions to our networks and operating systems or to those with which we interconnect, including those caused by natural disasters and service maintenance and upgrades, may disrupt our services and operations and may result in customer dissatisfaction and materially adversely affect our financial condition, results of operations and growth prospects.
     Our network infrastructure and the networks with which we interconnect are vulnerable to potential damages or interruptions from floods, wind, storms, fires, power loss, severed cables, acts of terrorism and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other failure of our networks or systems, or the networks to which we are interconnected, may result in consequential interruptions in services across our telecommunications infrastructure. For example, in January and February of 2008, certain areas of China experienced what was reportedly the most severe winter weather in the country in half a century. Our base stations in the affected areas suffered from power failures and our network equipment sustained other damage due to this severe winter weather. In addition, in May 2008, an earthquake registering 8.0 on the Richter scale struck Sichuan Province and its neighboring areas in China. Our network equipment, including our base stations, in the affected areas sustained extensive damage, leading to service stoppage and other disruptions in our operations in those areas. Any future natural disasters may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our services and operations. Moreover, our networks and systems and the networks with which we interconnect also require regular maintenance and upgrades. Such maintenance and upgrades may cause service disruptions. Network or system failures, as well as high traffic volumes, may also affect the quality of our services and cause temporary service interruptions. Any such future occurrence may result in customer dissatisfaction and materially adversely affect our financial condition, results of operations and growth prospects.
If we fail to achieve a smooth discontinuation of PHS services or retain our PHS subscribers to use our other telecommunications services, our financial condition and results of operations may be adversely affected.
     Upon the completion of our merger with China Netcom, we took over China Netcom’s PHS services, which we did not operate before the merger. PHS is a telecommunications technology that allows an operator to offer wireless local access services with mobility within an area with the same area code. PHS business historically contributed substantially to our revenues and customer base, but has experienced dramatic declines in recent years since its tariff advantage has been diminishing as a result of intense competition in the mobile service market in China. As of December 31, 2008, we had a total of 21.85 million PHS subscribers. Further, in January 2009, the MIIT announced its decision to reallocate the radio spectrum on which we currently provide our PHS services to the TD-SCDMA technology which China Mobile uses to provide its 3G services. The MIIT requested that current wireless access systems operating on 1900-1920 MHz spectrum be cleared and removed by the end of 2011. We expect that we will experience a significant decline in revenue and profitability for our PHS business in 2009 and onwards. Our PHS business would deteriorate significantly and discontinuing the PHS services may result in a substantial loss of our investment in this area. As a result, we recognized an impairment loss on the PHS-related assets of approximately RMB11.8 billion for the year ended December 31, 2008, leaving the carrying value of PHS-related assets of approximately RMB1.52 billion as of December 31, 2008.
     We intend to utilize our full-service operations platform to provide substitute telecommunications services to our existing PHS users. However, we cannot assure you that we will be able to achieve a smooth discontinuation of PHS services or effectively retain our PHS subscribers to use our other telecommunications services. As a result, our financial condition and results of operations may be adversely affected.
If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially adversely affected.
     We continue to have a significant level of capital expenditure and debt service requirements necessary to implement our business strategies. We plan to spend approximately RMB110.0 billion for capital expenditure in 2009, an increase of RMB39.5 billion from 2008. To the extent these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Although currently we have a relatively low leverage in our capital structure (14.5% debt-to-equity ratio and 12.7% debt-to-capitalization ratio as of December 31, 2008), we cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms, given the current conditions in the global financing markets, especially those outside the PRC, as a result of the current financial crisis. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:
•	our financial condition and results of operations;

•	our creditworthiness and relationship with lenders;

•	the condition of the economy and the telecommunications industry in China;

•	conditions in relevant financial markets in China and elsewhere in the world; and

•	our ability to obtain any required government approvals for our financings.
We may experience further declines in ARPU for our telecommunications services.
     We have been experiencing declining ARPU for our mobile business and fixed-lined business in recent years, mainly due to (i) our decreasing effective tariffs, which mainly resulted from pricing competition with other telecommunications operators in China and downward adjustments on tariffs by the PRC Government (which may continue in the future); and (ii) the fact that a significant portion of our incremental market consists of users from rural areas in China, many of whom tend to have less usage of telecommunications services (mobile services, in particular) and are more cost-sensitive than users from urban areas. In addition, the spread of the global financial crisis has negatively affected the Chinese economy. Despite the PRC Government’s efforts in stimulating the economy, we cannot assure you that our businesses will not be significantly negatively impacted by current economic conditions. As a result of the above, our ARPU may continue to decline in the foreseeable future, which could have a material adverse effect on our financial condition and results of operations. Although we have been making efforts to mitigate those effects by allocating more resources to diversify our service offerings, particularly the value-added services, to encourage more usage of our services and developing our high-end customers, we cannot assure you that these efforts will be able to achieve the anticipated results.
If the economy of China deteriorates under the current global financial crisis, our financial condition, results of operations and growth prospects may be materially adversely affected.
     The current global financial crisis has swept the global economy and affected a number of countries, including China, to different extents. In response to this global financial crisis, the PRC Government has adopted a series of measures to stimulate the economy, including making significant investments in domestic infrastructure construction. While such measures may help create a positive policy environment for the economy in China, in the event that the economy growth of China significantly declines in the future, our subscribers’ usage of our services may decrease, our loss of subscribers may accelerate and we may experience increased difficulties in acquiring new subscribers. Futhermore, although the financial crisis has affected the financial industry in China to a lesser extent than that in certain other countries, if the Chinese financial industry becomes further adversely affected, our ability to obtain financing may be significantly constrained. All of these factors may materially adversely affect our financial condition, results of operations and growth prospects.
Our controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of us or our other shareholders and may fail to provide services and facilities that we rely on to operate our business.
     Unicom Group indirectly controlled an aggregate of 70.40% of our issued share capital as of May 31, 2009 and all of our executive directors also serve as directors or executive officers of Unicom Group. As our controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.
     In addition, our operations depend on a number of services and facilities provided by Unicom Group. For example, following our acquisition of the fixed-line business in 21 provinces in southern China in January 2009, we began leasing fixed-line networks from Unicom Group for our fixed-line business operations in those provinces. Unicom Group also provides us with international gateway services, interconnection services, sales agency and collection services and provision of premises. See “B. Related Party Transactions” under Item 7 and “A. History and Development of Our Company — Recent Developments” under Item 4. The interests of Unicom Group as provider of these services and facilities may conflict with our interests. Failure by Unicom Group to fulfill its obligations under any of these arrangements may have a material adverse effect on our business operations. We currently have limited alternative sources of supply for these services and facilities and, as a result, may have limited ability to negotiate with Unicom Group regarding the terms for providing these services and facilities. Changes in the availability, pricing or quality of these services or facilities may have a material adverse effect on our business and profitability.

The previous internal reorganization of Unicom Group for the A Share offering created a two-step voting mechanism that requires the approval of the minority shareholders of both our Company and China United Telecommunications Corporation Limited, or the A Share Company, for significant related party transactions between us and Unicom Group.
     In October 2002, Unicom Group completed an internal reorganization of its shareholding in our company and the initial public offering in China of its then newly established subsidiary, the A Share Company. As part of this restructuring, a portion of Unicom Group’s indirect shareholding in our company was transferred to the A Share Company, whose business is limited to indirectly holding the equity interest of our company without any other direct business operations. A voting mechanism was established to allow public shareholders of the A Share Company to indirectly participate in our shareholders’ meetings and a two-step voting mechanism was established for the approval of related party transactions. As a result, any significant related party transaction between us or our subsidiaries and Unicom Group or its other subsidiaries will require the separate approval of the independent minority shareholders of both our company and the A Share Company. Related party transactions approved by our independent minority shareholders nevertheless cannot proceed if they are not approved by the independent minority shareholders of the A Share Company. This adds another necessary step of approval process for those transactions. See “A. History and Development of the Company — Two-Step Voting Arrangements” under Item 4.
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
     As of December 31, 2008, our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2008 was effective. PricewaterhouseCoopers, an independent registered public accounting firm, expressed unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2008. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially adversely affect the market prices of our shares and ADSs.
     Moreover, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, including through a failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations and there could be a material adverse effect on the market prices of our shares and ADSs.
The PRC National Audit Office and other governmental or third parties may audit or investigate our ultimate controlling shareholder and us from time to time. The outcome of these governmental or third-party investigations may materially adversely affect our corporate image, the reputation and credibility of our management, our business and financial condition and the prices of our shares and ADSs.
     The PRC National Audit Office, or the NAO, from time to time performs audits on state-owned companies, such as Unicom Group, our ultimate controlling shareholder. If, as a result of an NAO audit, material irregularities are found within Unicom Group or if Unicom Group becomes the target of any negative publicity, there could be a material adverse effect on our corporate image, the reputation and credibility of our management, our business and financial condition and the market prices of our shares and ADSs. In addition, we may be the subject of other governmental or third-party investigations or similar events that, depending on their outcome, could have a material adverse effect on our business and financial condition and the market prices of our shares and ADSs.
Risks Relating to the Telecommunications Industry in China
Extensive government regulation of the telecommunications industry in China may restrict our ability to respond to market conditions or competition, and may have a material adverse effect on our financial condition, results of operations and growth prospects.
     As a telecommunications operator in China, we are subject to extensive regulation by and under the supervision of, the MIIT, which is the primary regulator of the telecommunications industry in China. The MIIT is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC Governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry. See “B. Business Overview — Regulatory and Related Matters” under Item 4. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our ability to respond to market conditions or to changes in our cost structure. Moreover, we operate our businesses pursuant to approvals granted by the State Council of the PRC, or the State Council, and under licenses granted by the MIIT. If these approvals or licenses were revoked or suspended, our business and operations would be materially adversely affected. In addition, we are subject to various regulatory requirements as to service quality, pricing and other actions, and failure to comply with such requirements may subject us to mandatory penalties or other punitive measures, any of which could have a material adverse effect on our financial condition, results of operations and growth prospects.
Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects.
     The PRC Government continues to regulate many aspects of the telecommunications industry in China. Potential changes in regulations and policies and their implementation could lead to significant changes in the overall industry environment and may have a material adverse effect on our financial condition, results of operations and growth prospects. As part of the comprehensive plan to restructure the telecommunications industry in China, as approved by the State Council in 2001, the PRC Government stated its intention to further adjust and improve its regulatory oversight of the telecommunications industry, including gradual further deregulation of telecommunications tariffs.
     The MIIT, under the direction of the State Council, is currently preparing a telecommunications law to provide a uniform regulatory framework for the telecommunications industry in China. The proposed nature and scope of the telecommunications law have not yet been announced by the PRC Government. The telecommunications law and other new telecommunications regulations or rules, or future changes thereto, such as enforcement of existing regulations and policies, may materially adversely affect our financial condition, results of operations and growth prospects.
     Issues may also arise regarding the interpretation and enforcement of China’s WTO commitments regarding telecommunications services. Any future regulatory changes, such as those relating to the issuance of additional telecommunications licenses, tariff setting, interconnection and settlement arrangements, changes in technical and service standards, universal service obligations and spectrum and number allocations, may have a material adverse effect on our business and operations.
     The PRC telecommunications industry has been extensively restructured in recent years and may be subject to further restructuring. Such further industry restructuring may materially affect the operations of all telecommunications operators in China, including us. Accordingly, we cannot predict the scope and effect of any further restructuring on our financial condition, results of operations and growth prospects.

New regulations, regulatory changes or changes in enforcement policies relating to tariffs and other aspects of telecommunications services may materially adversely affect our competitiveness, business and financial condition, results of operations and growth prospects.
     Tariffs are the prices we charge our customers for our telecommunications services. We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services, such as mobile services, local and long distance fixed-line telephone services, managed data services, leased line services and interconnection agreements. We have experienced significant downward adjustments on tariffs of telecommunications services in recent years and our revenues have been adversely affected by reductions in tariffs promulgated by the PRC Government, such as the “Calling-Party-Pays” policy the MIIT promoted in the first half of 2007 and the reduction of charges for roaming services mandated by the MIIT and the National Development and Reform Commission of the PRC, or the NDRC, in February 2008.
     We cannot predict with accuracy the timing, likelihood or magnitude of tariff adjustments by the PRC Government or the extent or potential impact on our business of future tariff adjustments. If the PRC Government substantially lowers the tariffs for our services, our business and our financial condition, results of operations and growth prospects may be adversely affected. In particular, monthly fees on fixed-line services have recently drawn attention from customers and the PRC Government. Revenues from some of our customers have decreased as a result of discounts on monthly fees that we offered through bundled service packages. Our revenues will be adversely affected if the PRC Government abolishes such monthly fees. In addition, the PRC Government may initiate new policies or regulations following the industry restructuring in 2008, such as those in connection with adjustments in interconnection settlement arrangement among telecommunications operators and those that allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers. The potential new regulatory policies and regulations may materially adversely affect our financial condition, results of operations and growth prospects.
The telecommunications industry in China may not sustain its pace of rapid growth, which may adversely affect the growth and profitability of our business.
     The telecommunications industry in China has experienced rapid growth in the last several years, especially in the mobile communications sector. The total number of mobile subscribers in China increased from 43.3 million at the end of 1999 to 678.8 million in April 2009. Mobile service penetration increased from 3.5% to over 50.7% nationwide during the same period. The growth in mobile subscribers has been slowing down as mobile penetration continues to increase in our mobile service areas. In addition, ARPU for the mobile communications market in China continues to decline. For example, ARPU of our GSM mobile subscribers declined from RMB45.7 in 2007 to RMB42.3 in 2008. Any slowdown in the growth in China’s telecommunications industry, in particular, mobile communications sector and fixed-line broadband sector, may adversely affect the growth and profitability of our business.
The PRC Government may require us, along with other telecommunications service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.
     Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government authorities, and the MIIT has the authority to delineate the scope of universal service obligations. The MIIT, together with government finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. These rules have not yet been promulgated, and there are currently no specific regulatory requirements relating to the provision of universal services in China.
     While specific universal services obligations are not yet clear, we believe that such services may include mandatory provision of basic telecommunications services in less economically developed areas in China and mandatory contribution by telecommunication service providers to a universal service fund. In addition, as part of the transitional measures prior to the formalization of a universal service obligation framework, the MIIT has required major telecommunications service providers in China, including Unicom Group, to participate in a project to provide telephone services in thousands of remote villages in China. See “B. Business Overview—Regulatory and Related

Matters — Universal Services” under Item 4.
     We cannot predict whether the PRC Government will specifically require us to undertake universal service obligations in the future. To the extent we are required to do so, it is currently uncertain whether we will be adequately or timely compensated by the PRC Government or by the universal service fund. We cannot assure you that we will be able to realize an adequate return on investments for expanding networks to, and providing telecommunications services in, those less economically developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs. We also cannot predict whether we will be required to make a contribution to the universal service fund. Any of these events may adversely affect our financial condition and results of operations.
Actual or perceived health risks associated with the use of mobile devices could impair our ability to retain and attract customers of our mobile services, reduce mobile service usage or result in litigation.
     Concerns have been expressed in some countries that the electromagnetic signals emitted by wireless telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels, and interfere with the operation of electronic equipment. In addition, mobile operators have been subject to lawsuits alleging various health consequences as a result of mobile handset usage or proximity to base stations or seeking protective or remedial measures. While we are not aware that such health risks have been substantiated, there can be no assurance that the actual, or perceived, risks associated with the transmission of electromagnetic signals will not impair our ability to retain customers and attract new customers, reduce mobile service usage or result in litigation.
Risks Relating to Doing Business in China
Our operations may be materially adversely affected by changes in China’s economic, political and social conditions.
     Substantially all of our business operations are conducted in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including with respect to the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors. The PRC Government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be materially adversely affected by government control over capital investments.
If the PRC Government revises the current regulations that allow a foreign-invested enterprise to pay foreign exchange in current account transactions, our operating subsidiary’s ability to satisfy its foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted.
     The ability of our major operating subsidiary, CUCL, to satisfy its foreign exchange obligations and to pay dividends to us depends on existing and future foreign exchange regulations in China. The Renminbi is currently convertible by foreign-invested enterprises in China to settle transactions under the current account, which include trade and service related foreign exchange transactions and payments of dividends and interest on foreign loans. The Renminbi currently cannot be freely converted without regulatory approval for transactions under the capital account, which includes outbound foreign investment and principal payments on foreign loans. CUCL, which holds substantially all of our assets and through which we conduct substantially all of our business, is a foreign-invested enterprise in China. This status allows it to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange of the PRC, or the SAFE. However, there is no assurance that in the future the relevant PRC government authorities will not impose any limitation on the ability of foreign-invested enterprises to purchase foreign exchange to satisfy their foreign exchange obligations or to pay dividends. In that event, CUCL’s ability to satisfy its foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted and the interests of our shareholders may, in turn, be affected.
Fluctuations in the value of the Renminbi could adversely affect the prices of our shares and ADSs as well as our profitability.
     Substantially all of our revenues and costs and expenses are denominated in Renminbi, while a portion of our borrowings, equipment purchases and other capital expenditures are denominated in foreign currencies. On July 21, 2005, the PRC Government changed its decade-old policy of pegging the value of Renminbi to that of the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies determined by the People’s Bank of China. As of December 31, 2008, the Renminbi has appreciated approximately 17.57% in value against the U.S. dollar since July 21, 2005. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With the increased floating range of the Renminbi’s value against foreign currencies, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar or other foreign currencies in the future. Increased fluctuations of the Renminbi could adversely affect the value in foreign currency terms of cash flow generated from our operations or any dividends payable on our shares and ADSs, and therefore the price of our shares and ADSs. Any future Renminbi devaluations could also increase our equipment importation costs or lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities, thereby adversely affecting our profitability.
Uncertainties in the PRC legal system could limit the legal protections available to us and to foreign investors and materially adversely affect our financial condition, results of operations and growth prospects.
     Our wholly-owned operating subsidiary, CUCL, is organized under the laws of PRC and is generally subject to laws and regulations applicable to foreign-invested enterprises in China. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. Since 1979, the PRC Government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, property, taxation and trade. However, because these laws and regulations are relatively new, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws and regulations involves uncertainties, which may limit the remedies available to you as an investor and to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Therefore, the PRC legal system may not afford the same legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, regulations and rules in China that are related to our business operations, in particular, those in respect of telecommunications and enterprise income tax, may also materially and adversely affect our financial condition, results of operations and growth prospects.

Since we are a Hong Kong company, you will not have certain investor rights as our shareholder, such as the right to bring legal action against other shareholders on behalf of the company.
     We were incorporated in Hong Kong. The Hong Kong Companies Ordinance does not provide for any right for our shareholders, including our significant shareholders, to bring legal action against any other shareholder on our behalf to enforce any claim against such party or parties if we fail to enforce such claim ourselves.
You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.
     Most of our current operations are conducted in China and most of our assets are located in China. In addition, five out of eleven of our current directors and all of our current executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court judgments. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China of judgments of a court of the United States or any other jurisdiction, including judgments against us or our directors, executive officers, underwriters or experts, may be difficult or impossible.
New provisions of the PRC Employment Contract Law may substantially increase our labor-related costs in the future.
     A new labor contract law in China, which we refer to as the Employment Contract Law, became effective on January 1, 2008. The Employment Contract Law contains a number of provisions that are more favorable to employees than the prior labor laws and regulations in China. For example, an employee may terminate the employment contract without notice if his or her employer fails to pay regulatory social insurance contributions for the employee, or the employer has a workplace policy that violates PRC law and causes harm to the employee. In such case, the employee is entitled to compensation by the employer in an amount equal to his or her average monthly salary for the prior twelve months times the number of years the employee has served the employer. An employer is also obligated to compensate an employee if the employer decides not to renew an existing employment contract, unless the employee refuses the employer’s offer to renew the expiring employment contract with the same or better terms. In addition, an employer is obligated to provide an open-ended employment contract after an employee has completed two consecutive terms of fixed-term employment, under which the employer will be liable to pay damages to an employee if the employer terminates the employment without cause, until the employee reaches an age at which he or she is eligible for pension payment. As a result of the implementation of the new Employment Contract Law, we may have greater difficulty terminating under-performing employees and may incur higher levels of labor costs in order to comply with the provisions of the new law, which may adversely affect our business, financial condition and operating results.
Natural disasters and health hazards in China may severely disrupt our business and operations and may severely restrict the level of economic activities in affected areas which in turn may have a material adverse effect on our financial condition and results of operations.
     In 2008, we experienced severe sleet and snowstorms in southern China and a devastating earthquake in Sichuan province. Those natural disasters resulted in significant and extensive damage to our base stations and network equipment. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, in the past. In April 2009, H1N1/swine flu was discovered in North America and has quickly spread to a number of countries. Although China has not been reported to be widely affected by the H1N1/swine flu as of the date of this annual report on Form 20-F, we cannot predict the effect, if any, that the H1N1/swine flu may have on our business. We are also unable to predict the effect, if any, that any other future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

Risk Relating to our ADSs
Holders of our ADSs will not have the same voting rights as the holders of our shares and may not receive voting materials in time to be able to exercise their right to vote.
     Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will receive proxy materials with respect to matters to be voted on at a meeting of shareholders through the depositary and may only exercise voting rights by appointing the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. Consequently, if the materials to be forwarded to holders of ADSs by the depositary are delayed or if the depositary sets deadlines by which holders of ADSs must give their instructions regarding how to vote that fall too soon after mailing of the proxy materials, the holders of our ADSs may not receive voting materials in time to instruct the depositary to vote. Thus, it is possible that such holders, or persons who hold their ADSs through brokers, dealers or other third parties, may not have the opportunity to exercise a right to vote.
Item 4. Information on the Company
A. History and Development of the Company
     We were incorporated under the laws of Hong Kong on February 8, 2000 under the Companies Ordinance as a company limited by shares under the name “China Unicom Limited.” In connection with the telecommunications industry restructuring initiated by the MIIT, the NDRC and the Ministry of Finance of the PRC in 2008 as discussed below, we merged with China Netcom and changed our name to “China Unicom (Hong Kong) Limited” with effect from October 15, 2008. Following our merger with China Netcom, we became an operator providing a full range of telecommunications services, including mobile and fixed-line service, in China.
     Our registered office and principal executive offices are located at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (telephone number: 852-2126-2018).
Restructurings of Telecommunications Industry
     Since 1993, the PRC Government has implemented a number of measures to restructure and introduce competition in the telecommunications industry. Prior to July 1994, China Telecom was the sole provider of telecommunications services in China. In July 1994, Unicom Group was established in accordance with the State Council’s approval to introduce orderly competition in the telecommunications industry. Since then, the PRC Government has approved Jitong Network Communications Company Limited, or Jitong, and China Netcom Corporation Ltd., or CNCL, to provide Internet protocol, or IP, telephony, Internet and data services. It has also approved China Tietong to provide most telecommunications services other than mobile services.
     In 1999, the State Council approved a plan to restructure the former China Telecom along four business lines: fixed-line, mobile, paging and satellite communications. As a result of the restructuring, China Telecom retained the fixed-line, data and Internet businesses, while China Mobile assumed the mobile business previously operated by China Telecom. In 2002, the PRC Government further separated China Telecom into two companies, with the southern company retaining the name of China Telecom and assets and businesses in 21 provinces in southern China and the northern company retaining assets and businesses in 10 provinces in northern China and merging with CNCL and Jitong to form China Netcom. As a result of the PRC Government’s efforts to introduce competition in the telecommunications industry, there are currently more than one service providers in most of the sectors within the telecommunications industry.
     On May 24, 2008, the MIIT, the NDRC and the Ministry of Finance issued a joint announcement relating to the further reform of the PRC telecommunications industry. According to the joint announcement, the principal objectives of such further reform included, among others: (i) supporting the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, in order to help optimize the allocation of telecommunications resources and foster market competition; (ii) promoting homegrown innovation by telecommunications services providers; and (iii) enhancing the service capabilities and quality of, and the regulatory framework governing, the telecommunications industry. To achieve these objectives, the three ministries encouraged the following restructuring transactions: (a) the acquisition by China Telecom of the CDMA network (including both assets and subscriber base) then owned by Unicom Group along with us; (b) the merger between China Unicom and China Netcom; (c) the transfer of the basic telecommunications services business operated by China Satellite into China Telecom; and (d) the consolidation of China Tietong into China Mobile. The detailed implementation plans relating to these restructuring transactions were subsequently formulated by the relevant parties and, as a result, China Mobile, China Telecom and we became the current three major telecommunications operators in China, each providing a full range of telecommunications services nationwide.
Sale of CDMA Business, Merger with China Netcom and Related Transactions
Disposal of CDMA Business and Related Transactions
     Pursuant to the 2008 telecommunications industry restructuring announcement, on June 2, 2008, we, CUCL and China Telecom entered into a CDMA business disposal framework agreement, under which CUCL agreed to sell, and China Telecom agreed to purchase, the CDMA business of CUCL, including (i) the entire CDMA business, which is owned and operated by CUCL, together with the assets of CUCL that are relevant to the CDMA operations and the rights and liabilities of CUCL relating to its CDMA subscribers; (ii) the entire equity interest in China Unicom (Macau) Company Limited, our wholly-owned subsidiary; and (iii) all of the 99.5% equity interest in Unicom Huasheng Telecommunications Technology Company Limited, a limited liability company incorporated under the laws of the PRC, held by CUCL.
     On July 27, 2008, we, CUCL and China Telecom further entered into a CDMA business disposal agreement which set out the detailed terms and conditions of the CDMA business disposal. The consideration for the CDMA business disposal was RMB43.8 billion in cash, payable in three installments. While the consideration was subject to a price adjustment mechanism based on the CDMA service revenues generated by us for the six months ended June 30, 2007 and June 30, 2008, as agreed with China Telecom, there was no subsequent adjustment to the consideration as a result of the price adjustment mechanism.
     On July 27, 2008, in connection with the CDMA business disposal, CUCL agreed (i) to waive its right to exercise its option to purchase the CDMA network from Unicom New Horizon Mobile Telecommunications Company Limited, or Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, and (ii) to terminate the CDMA lease pursuant to which CUCL leased capacity on the CDMA network from Unicom New Horizon, in each case with effect upon the completion of the CDMA business disposal.
     At our shareholders’ meeting held on September 16, 2008, our shareholders approved the CDMA business disposal and our independent shareholders approved the waiver by CUCL of the option to purchase the CDMA network and the termination of the CDMA lease. As all of the conditions of the CDMA business disposal as specified in the CDMA business disposal agreement had been satisfied or deemed to have been satisfied, the CDMA business disposal was completed on October 1, 2008. On that date, China Telecom became the legal owner of the CDMA business and all the rights, interests, obligations and liabilities in relation to the CDMA business have been borne by China Telecom with effect from October 1, 2008. We recognized in our statements of income for the year ended December 31, 2008 a gain on disposal of the CDMA business of approximately RMB26.1 billion, net of corresponding income tax of approximately RMB9.0 billion. For further details, see “Operating Results — Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 — Income from Discontinued Operations” under Item 5.
     In connection with the CDMA business disposal, we had been notified by Unicom Group that on June 2, 2008 and July 27, 2008, Unicom Group, Unicom New Horizon and China Telecom entered into a CDMA network framework agreement and a CDMA network disposal agreement, respectively, which set out the terms and conditions, under which Unicom Group and Unicom New Horizon agreed to sell, and China Telecom agreed to purchase, the CDMA network at a consideration of RMB66.2 billion. The disposal of the CDMA network was completed concurrently with our CDMA business disposal, on October 1, 2008.

Merger with China Netcom and Related Transactions
Merger with China Netcom
     On October 15, 2008, following the approval of the merger by our shareholders and the shareholders of China Netcom at shareholders meetings held on September 16, 2008 and September 17, 2008, respectively, and the satisfaction of all other conditions, the merger between China Unicom and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the Hong Kong Companies Ordinance became effective. Upon the merger becoming effective, all ordinary shares of China Netcom outstanding at 5:00 p.m., Hong Kong time, on October 14, 2008 and all outstanding options to acquire China Netcom shares granted under the share option scheme of China Netcom were cancelled and new China Netcom shares were issued to us. As a result, China Netcom became our wholly-owned subsidiary and the listings of China Netcom’s ordinary shares and ADSs on the HKSE and the NYSE, respectively, were withdrawn.
     In connection with our merger with China Netcom, each holder of China Netcom shares was entitled to receive 1.508 of our new ordinary shares for every cancelled China Netcom share and each holder of Netcom ADSs was entitled to receive 3.016 of our new ADSs for every cancelled China Netcom ADS. A total of 10,102,389,377 of our new ordinary shares (including ordinary shares underlying our newly issued ADSs) were issued to China Netcom’s shareholders as consideration for the cancellation of the China Netcom shares held by China Netcom shareholders.
     Furthermore, we adopted a special purpose share option scheme, pursuant to which we have granted new Unicom options to the holders of China Netcom options in consideration for the cancellation of their outstanding Netcom options (whether vested or not). The number of Unicom options granted and the exercise price of such options were determined in accordance with a formula which ensures that the value of the Unicom options received by a holder of Netcom options is equivalent to the value determined by deducting the exercise price of the relevant Netcom option from the value of HK$27.87 per Netcom share. See “E. Share Ownership — Stock Incentive Schemes — Special Purpose Share Option Scheme” under Item 6 for further details. As a result of our merger with China Netcom, we have become an operator providing a full range of telecommunications services, including mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services, to our customers through our two business segments comprised of mobile services and fixed-line services. Following the merger, we have taken measures to combine the respective experience and technologies of Unicom and China Netcom and develop business strategies, taking into account current market developments, to promote business innovation and competitiveness and to improve operating and financial performance. By combining the resources and business strengths of Unicom and China Netcom in different areas, we seek to become a world-class provider of telecommunications services, in particular in fixed-line broadband communications and information services, establish competitive advantages in our technologies, products and services and provide professional and multi-tiered information services to satisfy the changing and diverse needs of the telecommunications market in the PRC.
Change of Company Name
     Upon our merger with China Netcom becoming effective on October 15, 2008, our name changed from “China Unicom Limited” to “China Unicom (Hong Kong) Limited”. Our stock trading code on the HKSE and our ticker symbol on the NYSE remain unchanged.
Related Transactions
     As part of our integration with China Netcom, our wholly-owned subsidiary, CUCL, merged with China Netcom (Group) Company Limited, or CNC China, a wholly-owned subsidiary of China Netcom, in January 2009, and upon that merger becoming effective, CUCL assumed all the rights and obligations of CNC China, and all the assets, liabilities and business of CNC China were vested in CUCL. In addition, in January 2009, Unicom Group, our parent company, merged with and absorbed Netcom Group, the parent company of China Netcom. Upon completion of the merger between Unicom Group and Netcom Group, Unicom Group assumed all the rights and obligations of Netcom Group, and all the assets, liabilities and business of Netcom Group have vested in Unicom Group.

History and Corporate Development of China Netcom
     China Netcom was incorporated in Hong Kong on October 22, 1999, under the Hong Kong Companies Ordinance as a company limited by shares under the name Target Strong Limited. The company changed its name to China Netcom (Hong Kong) Corporation Limited on December 9, 1999, to China Netcom Corporation (Hong Kong) Limited on August 4, 2000, and to China Netcom Group Corporation (Hong Kong) Limited on July 23, 2004 (the last name change in anticipation of its IPO in 2004).
     China Netcom’s principal operating subsidiary, CNC China, which merged with, and was absorbed by, CUCL in January 2009, was incorporated as a PRC limited liability company in August 1999 by its four founders and shareholders, the Academy of Sciences, INC-SARFT, CRTC and Shanghai Alliance, as a facilities-based telecommunications operator in China. China Netcom was established in October 1999 to facilitate investments by foreign investors, including CNC Fund, L.P., in CNC China. Shortly thereafter, the four founders, using their respective equity interests in CNC China as capital contributions, established China Netcom (Holdings) Company Limited, or China Netcom Holdings, which in turn contributed its entire interests in CNC China through CNC BVI to China Netcom. China Netcom, through China Netcom Corporation International Limited, established Asia Netcom in 2002. Asia Netcom remained inactive until it acquired substantially all the assets, including cash, and most of the subsidiaries, of the former Asia Global Crossing Ltd. by the end of 2003.
     China Netcom successfully completed its IPO in November 2004 with the listing of its ordinary shares on the HKSE and ADSs, each representing 20 of its ordinary shares, on the NYSE.
     In October 2005, China Netcom acquired from CNC BVI the entire equity interests of China Netcom Group New Horizon Communications Corporation (BVI) Limited, or CNC New Horizon BVI, which merged into CNC China in November 2006. As a result of the merger, China Netcom acquired the fixed-line telecommunications assets and related liabilities in Heilongjiang Province, Jilin Province, the Inner Mongolia Autonomous Region and Shanxi Province. In August 2006, China Netcom sold the entire equity interest in Asia Netcom, which then provided international telecommunications services in the Asia-Pacific region, to Connect Holdings Limited. In February 2007, China Netcom sold its telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality to Netcom Group. In December 2007, China Netcom’s wholly-owned subsidiary, China Netcom Group System Integration Limited Corporation, or China Netcom System Integration, acquired the entire equity interest in Design Institute from China Netcom Group Beijing Communications Corporation, a wholly-owned subsidiary of Netcom Group, in order to develop two of its key information and communication technologies, or ICT, services.
Our Parent Company and Our Initial Public Offering
     Our ultimate controlling shareholder is Unicom Group, a company incorporated under the laws of the PRC and majority-owned by the PRC Government. Unicom Group was established in accordance with the State Council’s approval to introduce orderly competition in the telecommunications industry in 1994.
     Unicom Group transferred certain of its telecommunications assets, rights and liabilities to CUCL (which became our wholly-owned subsidiary in China) in April 2000 in preparation for our IPO. In June 2000, we successfully completed our IPO. Our ordinary shares are listed on the HKSE and our ADSs, each representing ten of our ordinary shares, are listed on the NYSE.
Unicom Acquisitions and Sales
     In December 2002 and December 2003, respectively, we completed our acquisitions from Unicom Group of 100% of the equity interests in Unicom New Century and Unicom New World, both of which held mobile telecommunications operations (including GSM assets and business and CDMA business) in various provinces and autonomous regions in the PRC. Subsequent to the completion of those acquisitions, Unicom New Century and Unicom New World merged into CUCL in July 2004 and September 2005, respectively.
     In March 2003, we completed the sale to Unicom Group of the entire equity interest of Guoxin Paging Corporation Ltd., which at the time of transfer was engaged in paging business.

     In September 2004, we acquired from Unicom Group of 100% of the equity interest in Unicom International, a limited liability company established in Hong Kong and engaged in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services. Unicom International’s wholly-owned U.S. subsidiary, China Unicom USA Corporation, is engaged in the wholesale business of voice traffic between the United States and PRC.
     In October 2004, we established China Unicom (Macau) Company Limited, or Unicom Macau, in Macau, which then provided CDMA mobile services to local CDMA users in Macau. In connection with the disposal of our CDMA business in October 2008, we sold the entire equity interest in Unicom Macau to China Telecom along with our other CDMA business and certain related assets.
     In July 2005, CUCL and Unicom Xingye Science and Technology Trade Co., Ltd., or Unicom Xingye, a subsidiary of Unicom Group, incorporated Unicom Huasheng. Unicom Huasheng was principally engaged in the sales of CDMA handsets and telecommunications equipment and the provision of technical services for us. In connection with the disposal of our CDMA business in October 2008, CUCL sold all of the 99.5% equity interest it held in Unicom Huasheng to China Telecom.
     In December 2007, we completed the acquisition from Unicom Group of the mobile telecommunications operations (including GSM assets and business and CDMA business) of its Guizhou Province branch. As a result of the acquisitions of Unicom New Century, Unicom New World and Unicom Guizhou, we extended our GSM and CDMA mobile businesses to all provinces, autonomous regions and municipalities across China.
Unicom Vsens Telecommunications Company Limited
     On August 19, 2008, CUCL established a wholly-owned subsidiary, Unicom Huakai Telecommunications Company Limited, as a limited liability company under the laws of the PRC. Unicom Huakai is principally engaged in the sales of handsets and telecommunications equipment and the provision of technical services. The paid-in capital of Unicom Huakai is RMB500 million. On December 26, 2008, the name of Unicom Huakai was changed to Unicom Vsens Telecommunications Company Limited.
China Unicom Mobile Network Company Limited
     On December 31, 2008, CUCL established a wholly-owned subsidiary, China Unicom Mobile Network Company Limited, as a limited liability company under the laws of the PRC. Unicom Mobile Network is principally engaged in construction and maintenance of our networks. The paid-in capital of Unicom Mobile Network is RMB500 million.
Recent Developments
3G License
     Subsequent to the telecommunications industry restructuring in 2008, the MIIT granted 3G licenses in January 2009 to China Mobile, China Telecom and Unicom Group to operate 3G businesses nationwide in China with TD-SCDMA, CDMA2000 and WCDMA technologies, respectively. Unicom Group, with the approval of the MIIT, has authorized CUCL to operate Unicom Group’s 3G business. We launched our 3G operations on a trial basis in 55 cities in May 2009 and expect to expand our 3G operations to approximately 284 cities in China by the end of 2009.
Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China
     Following the approval by our independent shareholders and the shareholders of the A Share Company and upon the satisfaction of all other conditions, in January 2009, we completed our acquisitions, through CUCL, of certain telecommunications business and assets from Unicom Group and Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009), including:

•	the fixed-line business across 21 provinces in southern China operated by Unicom Group and Netcom Group and/or their respective subsidiaries and branches (but not the underlying fixed assets) and the local access telephone business in Tianjin Municipality operated by Unicom Group and related fixed assets (other than land and buildings) necessary for the operation of such local access telephone business and/or respective subsidiaries and branches;

•	the backbone transmission assets in 10 provinces in northern China owned by Netcom Group and/or its subsidiaries;

•	100% of the equity interest in Unicom Xingye, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Unicom Group;

•	100% of the equity interest in China Information Technology Designing & Consulting Institute Company Limited, or CITC, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Unicom Group; and

•	100% of the equity interest in Unicom New Guoxin Telecommunications Corporation Limited, or New Guoxin, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Unicom Group.
     The total consideration for the above acquisitions is approximately RMB6.43 billion, payable in cash. Following the completion of these acquisitions, the coverage of our fixed-line services expanded to all 31 provinces, autonomous regions and municipalities across China. We believe that these acquisitions will help integrate and optimize our business and resources and enhance our overall competitive position.
     In addition, in order to operate the fixed-line business in the 21 provinces in southern China, on December 16, 2008, CUCL entered into a network lease agreement with Unicom Group, Netcom Group and Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to lease on an exclusive basis the telecommunications networks in those provinces, which are held by Unicom New Horizon and are necessary for the operation of the fixed-line business in southern China. The lease became effective in January 2009 upon the completion of our acquisitions of the fixed-line business in southern China. This lease is for an initial term of two years effective from January 2009 and is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among other things, the prevailing market conditions in southern China. The annual lease fee payable by CUCL for the years ending December 31, 2009 and 2010 is RMB2.0 billion and RMB2.2 billion, respectively. In connection with the lease, Unicom New Horizon also granted CUCL an option, but not an obligation, to purchase the telecommunications networks leased in southern China. The purchase option may be exercised, at the discretion of CUCL, at any time during the term of the lease. No premium has been paid or will be payable by CUCL for such purchase option. In the event that CUCL elects to exercise this purchase option, the parties will discuss and negotiate the purchase price with reference to the appraised value of the telecommunications networks in southern China, which is to be determined in accordance with applicable laws of Hong Kong and the PRC, after taking into account the prevailing market conditions and other factors. Under the network lease agreement, CUCL is responsible for the ongoing cost and expenses incurred in respect of the maintenance and management which may arise from the use of the leased telecommunications networks in southern China. See “B. Related Party Transactions — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 7.
Our Relationship with Unicom Group
     Unicom Group holds the licenses required for our telecommunications businesses and we derive our rights to operate our businesses from our status as a subsidiary of Unicom Group. Unicom Group undertook to hold and maintain all licenses received from the MIIT in connection with our businesses solely for our benefit during the term of such licenses and at no cost to us. In addition, Unicom Group undertook to take all actions necessary to obtain and maintain for our benefit such governmental licenses or approvals as we shall require to continue to operate our businesses. Unicom Group also agreed not to engage in any business which competes with our businesses other than the then-existing competing businesses of Unicom Group and to grant us a right of first refusal in relation to any government authorization, license or permit, or other business opportunity to develop any new telecommunications technology, product or service. Finally, Unicom Group also gave us an undertaking not to seek an overseas listing for any of its businesses or the businesses of its subsidiaries in which we are engaged or may engage in the future, except through us.
     In connection with the restructuring of Unicom Group and the acquisitions of Unicom New Century, Unicom New World and Unicom International, we entered into a number of agreements with Unicom Group pursuant to the two-step process described in “A. Development and History of the Company — Two-Step Voting Arrangements” below. These include arrangements for interconnection services between the telecommunications networks owned by us and Unicom Group and for the provision or sharing of telecommunications and ancillary services and facilities between us and Unicom Group. Unicom Group also retains its interests in its other subsidiaries that provide ancillary services to us, including the procurement of telecommunications equipment and the supply of SIM cards and calling cards. Our existing agreements with Unicom Group were entered into in August 2008. In addition, in connection with our merger with China Netcom, CUCL and Netcom Group entered into various framework agreements in August 2008 to record the principles governing, and the principal terms of, various arrangements including interconnection services and the provision and sharing of telecommunications and ancillary services and facilities between us and Netcom Group (whose rights and obligations under such framework agreements have been assumed by Unicom Group, which merged with, and absorbed, Netcom Group in January 2009). Furthermore, as a result of the merger between Unicom Group and Netcom Group, Unicom Group assumed all rights and obligations under certain existing agreements entered into between CNC China (which merged with, and was absorbed by, CUCL in January 2009) and Netcom Group relating to various arrangements, including interconnection services, settlements and the provisions and sharing of telecommunications and ancillary services and facilities between CNC China and Netcom Group. See “B. Related Party Transactions” under Item 7 for a detailed description of our agreements with Unicom Group.
     Set forth below is our shareholding structure and subsidiaries as of May 31, 2009.

Two-Step Voting Arrangements
     As a result of a series of internal restructurings of Unicom Group’s shareholding in us following our IPO, Unicom BVI became our direct controlling shareholder, which in turn is directly controlled by the A Share Company and indirectly controlled by the Unicom Group. The A Share Company’s business is limited to indirectly holding the equity interest in Unicom without any other direct business operations. The A Share Company was listed on the Shanghai Stock Exchange in 2002. In order to allow public shareholders of the A Share Company to indirectly participate in our shareholders’ meeting, a voting mechanism was designed in accordance with the articles of association of Unicom BVI and the A Share Company. Under this voting mechanism, before Unicom BVI votes on certain proposals at our shareholders’ meeting, the A Share Company must first convene a shareholders’ meeting to consider the same proposals in order to direct Unicom BVI to vote the shares in our company indirectly held by the A Share Company through Unicom BVI. Unicom Group can similarly direct the voting in respect of its direct equity interest in Unicom BVI.
     The voting mechanism described above, however, will not apply to the approval process for any related party transaction between us or our subsidiaries and Unicom Group or its subsidiaries, on which Unicom BVI will not be permitted to vote under the Rules Governing the Listing of Securities on HKSE, or the HKSE Listing Rules. Those related party transactions would require the separate approvals of the public shareholders of each of our company and the A Share Company. We and the A Share Company therefore created the two-step voting arrangements, pursuant to which each related party transaction between us or our subsidiaries and Unicom Group or its subsidiaries will consist of an initial agreement and a further agreement. The initial agreement would be entered into by Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) on the one hand and the A Share Company or

Unicom BVI on the other hand. The initial agreement would contain the following terms:
•	the closing of the initial agreement would be subject to (i) the successful transfer of all rights and obligations of the A Share Company or Unicom BVI under the initial agreement to us or our subsidiaries, and (ii) the approval of the further agreement by our independent shareholders; and

•	Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) would agree and acknowledge that all rights and obligations under the initial agreement can be transferred to us or our subsidiaries without any further consent requirements.
     The initial agreement will constitute a related party transaction of the A Share Company and, if certain thresholds are met, will require the approval of the public or independent shareholders of the A Share Company under the rules of the Shanghai Stock Exchange. The further agreement would be entered into by the A Share Company or Unicom BVI, on the one hand, and us or our subsidiaries, on the other hand, and will provide for the transfer of all rights and obligations of the A Share Company or Unicom BVI under the initial agreement to us or our subsidiaries. The further agreement will constitute a related party transaction of our company and, if certain thresholds are met, will require the approval of our public or independent shareholders under the HKSE Listing Rules. We expect, to the extent the nature of a particular related party transaction allows, the two-step voting arrangements to apply as described above. However, when we or our subsidiaries are the providers, rather than recipients, of certain services, the two-step voting arrangements will need to be adjusted so that the process as described above is effectively reversed, such that the initial agreement is entered into by us or our subsidiaries rather than Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) with the A Share Company or Unicom BVI. Accordingly, Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries), rather than us or our subsidiaries, will be a party to the further agreement. The arrangements (including the conditions) will apply correspondingly. This two-step structure will be applied in all related party transactions between us or our subsidiaries and Unicom Group or its subsidiaries and will effectively require the separate approvals of the public or independent shareholders of each of Unicom and the A Share Company for such related party transactions.
Capital Expenditures and Divestitures
     See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous two years and those planned for 2009. We currently do not have any significant divestiture in progress.
B. Business Overview
General
     As a result of our merger with China Netcom in October 2008, we have become an integrated telecommunications operator in China providing mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services to our customers through our two business segments comprised of mobile services and fixed-line services. Following our acquisition of fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we have extended the coverage of all of our services nationwide. We, China Mobile and China Telecom are the three major telecommunications operators in China. See “A. History and Development of the Company — Restructurings of Telecommunications Industry.”
Mobile Business
GSM Mobile Business
     Following the disposal of our CDMA business to China Telecom in October 2008, we have been focusing on our mobile services using the Global System for Mobile Communications, or GSM, standard. Our GSM mobile business revenue, subscribers and usage maintained steady growth in 2008. We had a total of 133.37 million GSM mobile subscribers as of December 31, 2008, representing a 10.6% increase from 120.56 million as of

December 31, 2007. Revenue of our GSM mobile business increased by 4.3% from RMB62.56 billion in 2007 to RMB65.25 billion in 2008, and accounted for 41.5% and 43.8% of our total revenues from continuing operations in 2007 and 2008, respectively. At the end of 2008, our market share in terms of the number of subscribers in our mobile service areas was 20.8%, a decrease from 22.0% at the end of 2007.
     Our GSM mobile networks reach all cities, county centers, major towns, major highways and railways in our mobile service areas. After the acquisition of Unicom Guizhou on December 31, 2007, our mobile service area encompassed all 31 provinces, autonomous regions and municipalities in China. In 2008, we continued to focus on expanding the coverage of our general packet radio service, or GPRS. By the end of 2008, our GPRS services covered all 31 provinces, autonomous regions and municipalities in China. In 2008, we also continued to improve our GPRS network in 55 major cities in China and improved the GPRS connection quality in those cities.
     Our major brands for our GSM mobile services include “Worldwind”, “U-Power” and “Ruyi Tong.” “Worldwind” is a GSM service package with featured phone numbers to target mid- to high-end customers. “U-Power” provides diverse value-added services targeting young customers and “Ruyi Tong” focuses on mass market to provide basic mobile functions under flexible packages. In 2008, we actively developed incremental subscriber market, retained the existing subscriber market and improved customer service with a focus on those three major brands.
Mobile Voice Business
     Our mobile voice services enable our subscribers to make and receive phone calls with a mobile handset at any point within the coverage area of our mobile telecommunications networks. Our mobile voice services include local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. In 2008, our voice business continued to grow and our total voice usage volume increased by 10.3% from 2007 to 376,673 million minutes in 2008. Revenue from our monthly fees and usage fees of our mobile voice services decreased by 3.8% from RMB42.08 billion in 2007 to RMB40.46 billion in 2008, and accounted for 27.9% and 27.2% of total revenue from our continuing operations in 2007 and 2008, respectively.
     The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for
	the year ended December 31,
	2006(4)	2007(4)	2008
Number of subscribers (in thousands)	106,937	120,564	133,365
Estimated market share in our service areas(1)	23.2%	22.0%	20.8%
Average minutes of usage per subscriber per month (MOU)(2)	237.8	249.7	246.4
Average revenue per subscriber per month (ARPU) (in RMB)(3)	49.2	45.7	42.3
SMS volume (in billions)	59.26	72.94	76.33

(1)	Market share in a given area is determined by dividing the number of our GSM subscribers in the area by the total number of mobile subscribers in the area. Source: MIIT.

(2)	MOU is calculated by dividing the total minutes of usage during the period by the average number of our GSM subscribers during the period, and dividing the result by the number of months in the relevant period.

(3)	ARPU is calculated by dividing the sum of GSM revenue during the relevant period by the average number of our GSM subscribers during the period, and dividing the result by the number of months in the period.

(4)	Includes Unicom Guizhou, which merged into CUCL on December 31, 2007.
     Subscriber Increase. Our total number of GSM mobile subscribers increased by 10.6% from 120.56 million as of December 31, 2007 to 133.37 million as of December 31, 2008. We believe that this growth was attributable to a number of factors, including, among others, the continued growth of the Chinese mobile telecommunications market, driven by economic growth and reduction in the cost of mobile handsets and services, and our sales and marketing efforts in retaining existing subscribers and expanding our subscriber base. The increase of our GSM mobile subscribers, together with the decreasing effective tariffs, also resulted in an increase of the total voice usage of our GSM mobile services by 10.3% from 341 billion minutes in 2007 to 377 billion minutes in 2008.

     MOU and ARPU. MOU decreased by 1.3% from 249.7 minutes in 2007 to 246.4 minutes in 2008, and ARPU decreased by 7.4% from RMB45.7 in 2007 to RMB42.3 in 2008. The decrease in our MOU is mainly attributed to the fact that a significant portion of our incremental market consists of users from rural areas in China, many of whom tend to have less usage of telecommunications services than users from urban areas. The decrease in ARPU was primarily attributable to (i) our generally decreased effective tariffs, which were caused by the further intensified competition among the telecommunications operators in China and downward adjustments on tariffs by the PRC Government and (ii) the fact that a significant portion of our new users consists of users from rural areas, many of whom tend to have less usage of telecommunications services and to be more cost-sensitive than users from urban areas.
     Churn Rate. The monthly average churn rate for our mobile voice services increased from 2.76% in 2007 to 3.08% in 2008, primarily as a result of intensified competition, a large proportion of our new subscribers being low-end subscribers and the effects of the global financial crisis. Our calculation of churn rate reflects those subscribers who switch to services of other operators and those whose services we terminate as a result of account inactivity or payment delinquency.
     Payment Delinquency. Payment delinquency increased in 2008. As of December 31, 2008, the doubtful debt ratio for our mobile voice services, calculated as the amount of doubtful debt provided in 2008 divided by revenue from GSM mobile services, was 2.1%, compared to 2.0% at the end of 2007, which is in line with the increased churn rate.
     Tariffs. Generally the categories of tariffs we charge our mobile subscribers include, among others, basic monthly fees and local usage charges, roaming charges, long-distance call charges and charges for value-added services.
     The mobile tariffs are set forth by the MIIT and tariff adjustments are subject to regulation by various government authorities, including the MIIT, the NDRC and the relevant provincial telecommunications administrations and price bureaus. The following table summarizes the present tariff rates for post-paid and pre-paid mobile services:

	Post-paid Services	Pre-paid Services
	RMB	RMB
Basic monthly fee	45-50	0
Local usage charge (per minute)	0.36-0.40	0.54-0.60
Domestic roaming charge (per minute)	0.6 for caller	0.6 for caller
	0.4 for receiver	0.4 for receiver

Source:	MIIT.
     Intensified competition in our mobile service areas has resulted in tariff discounts and service promotions offered by us and our main competitors from time to time, which may reduce the effective tariffs. These discounts and promotions have taken many forms, including promotional tariff rates, free call minutes, reduced roaming charges, off-peak discounts or discounts for high-usage subscribers and package service plans with fixed monthly fees.
     We have introduced a number of package service plans. Under these plans, subscribers typically pay a fixed monthly fee for a specified number of call minutes. The plans vary at the levels of fixed monthly fee, number of specified call minutes and tariff rates for call minutes in excess of the specified call minutes. The terms of these plans also vary depending on the local markets.
     In 1997, the PRC Government granted us preferential treatment by allowing us to reduce our tariffs by up to 10% below the State-guidance tariff rates. In the past, this preferential treatment has helped us capture a significant number of mobile subscribers by allowing us to market our mobile services at discounted rates. As we and our main competitors introduced various package service plans and other promotional programs, the tariff structure has become more complex, which, to some extent, has made our price advantages less obvious to subscribers compared to previous tariffs that were largely based on simple per-minute charges.

     In 2007, the former Ministry of Information Industry started implementing “Calling-Party-Pays” billing arrangements. In February 2008, the former Ministry of Information Industry and the NDRC jointly promulgated the Notice in Relation to Reduction of Tariff Cap for Domestic Mobile Roaming Services, or the Tariff Notice, to require, among other things, equalizing domestic roaming charges with charges for long distance calls made during domestic roaming, equalizing roaming charges for pre-paid mobile subscribers with those for post-paid mobile subscribers and setting different tariff caps for callers and receivers in the context of domestic roaming.
Mobile Value-Added Services
     By leveraging our integrated telecommunications operations and advanced network system, we offer a broad range of mobile value-added services nationwide, including SMS, personalized ring-back tone services, wireless Internet services and other wireless information services. Our value-added services continued to grow and the contribution to our revenue from mobile services continued to increase in 2008. In 2008, revenue from our mobile value-added services increased by 20.2% from RMB13.53 billion in 2007 to RMB16.26 billion in 2008, and as a percentage of total mobile revenue reached 24.9%, representing an increase of 3.3 percentage points from 2007. Revenue from our mobile value-added services accounted for 9.0% and 10.9% of total revenue from our continuing operations in 2007 and 2008, respectively.
     The volume of our SMSs continued to increase in 2008. A total of 76.33 billion SMSs were transmitted by our mobile subscribers in 2008, representing an increase of 4.6% compared to 2007. The revenue from SMSs in 2008 represents 40.0% of our revenue from value-added services in 2008.
     We market our mobile personalized ring-back tone service under the brand name “Cool Ringtone.” As a mature service, Cool Ringtone service has maintained a high growth rate since its introduction. As of December 31, 2008, we had a total number of 44.13 million subscribers to our Cool Ringtone service, representing 33.1% of the number of our total mobile subscribers as of December 31, 2008.
     In addition, we also focused on developing GPRS value-added services, which are a new contributing factors to our revenue from value-added services and include WAP, JAVA and point-to-point multimedia message services. As of the end of 2008, we achieved a nationwide coverage of our GPRS network in all 31 provinces, autonomous regions and municipalities and had also enriched the offerings of GPRS applications. For example, in 2008, we rolled out applications such as the SMS version, real-time quote version and trading version of “Stock Market in Palm” services. As of the end of 2008, we had active GPRS international inbound roaming services with 133 operators from 69 countries and had active GPRS international outbound roaming services with 46 operators from 27 countries. As of December 31, 2008, our total number of GPRS subscribers reached 31.22 million, representing a net increase of 22.33 million in 2008, an increase of 251.1% from 2007, and the penetration rate increased from 7.4% in 2007 to 23.4% in 2008.
3G Mobile Business
     In January 2009, our parent company, Unicom Group, received a 3G license to operate a 3G business based on the WCDMA technology nationwide in China and, with the approval of the MIIT, authorized our major wholly-owned subsidiary, CUCL, to operate this business. We launched our 3G operations on a trial basis in 55 cities in May 2009 under the brand “WO” and expect to expand the 3G operations to approximately 284 cities in China by the end of 2009.
Fixed-Line Business
     We are a leading fixed-line broadband and communications operator in China. Following our merger with China Netcom in October 2008, which previously provided mainly fixed-line services in 10 provinces in northern China, and our acquisition of the fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we offer a wide range of fixed-line services nationwide in China, including fixed-line voice and value-added, fixed-line broadband, data communications and other services.
     The fixed-line services that we offer include:

•	fixed-line voice services (including PHS services), including local, domestic long distance and international long distance services;

•	fixed-line value-added services;

•	fixed-line broadband services, including XDSL, LAN, broadband content and applications services; and

•	data communications services, including managed data, leased line services and ICT services.
     In 2008, with decreased effective tariffs, downward adjustments of mobile roaming tariffs and the further implementation of the mobile “Calling-Party-Pays” policy, the mobile substitution of fixed-line business intensified. In addition, our internal reorganization, the macroeconomic downturn and fixed-line inter-regional tariff downward adjustments have all negatively impacted the fixed-line business. By accelerating our implementation of an upgrade of our fixed-line broadband network with increased access speed, developing content and application services and promoting multi-service bundling and voice service packages, we achieved continued growth in 2008 in fixed-line broadband and data communications business, which partially mitigated the decline in the fixed-line voice business.
     Revenue from our fixed-line business decreased by 5.1% from RMB88.13 billion in 2007 to RMB83.65 billion in 2008. Revenue from our fixed-line business accounted for 58.5% and 56.2% of our total revenue from continuing operations in 2007 and 2008, respectively.
     Tariffs for some of our services are regulated by the PRC Government, including the MIIT, the NDRC, and provincial telecommunications administrations and price bureaus in China. For a discussion of government-fixed tariffs and guidance tariffs, such as those for fixed-line telephone services, see “—Regulatory and Related Matters — Tariff Setting and Price Controls” below. Prices for some of our services may be subject to promotional discounts.
Fixed-Line Voice Business
     We are a leading provider of fixed-line telephone services in our fixed-line northern service region, with a market share of 89.1% as of December 31, 2008, based on the number of fixed-line subscribers.
     Our fixed-line voice services consist of local telephone, domestic long distance, international long distance, value-added, interconnection and PHS services. As domestic mobile operators launched service packages at competitive prices, mobile roaming tariffs were lowered, and the mobile “Calling-Party-Pays” policy was further implemented, the migration from fixed-line to mobile communications has further accelerated. The number of our fixed-line subscribers (including PHS subscribers) decreased by 9.6% from 110.82 million at the end of 2007 to 100.15 million at the end of 2008. Of the total number of fixed-line subscribers, as of December 31, 2008, approximately 61.2% were residential customers, 10.6% were business customers, 6.4% were public telephones and 21.8% were PHS subscribers. In 2008, revenue from usage fees and monthly fees from our fixed-line voice business decreased by 15.6% from RMB44.23 billion in 2007 to RMB37.32 billion in 2008 and accounted for 29.3% and 25.1% of our total revenue from continuing operations in 2007 and 2008, respectively.
     In 2008, we continued to promote “Family1+” bundled services as our leading service package for family subscribers by increasing the brand recognition of “Family1+”, enriching the content of services under the “Family1+” brand and offering various services to satisfy family customers’ multimedia needs. By bundling broadband with value-added services, offering competitive prices and selecting different services based on different customer needs, we have mitigated the decline of our fixed-line telephone voice businesses. In 2008, as a full-service telecommunications operator, we promoted fixed-line packages bundled with our GSM mobile voice services. We believe that, with the increasing penetration rate of “Family1+” and the increased ability of “Family1+” to satisfy the multimedia needs for our family subscribers, we could further enhance revenue contribution by our fixed-line voice customers.
     We have in the past selectively built wireless local access networks based on PHS technology to offer PHS services as a supplement to our fixed-line services. Our PHS services have been introduced in most cities in our fixed-line northern service region, where we have rolled out our PHS networks as an extension to our existing fixed-line networks. PHS services are wireless telephone services that have certain features similar to mobile telephone services. Compared to mobile telephone services, PHS services are subject to various limitations. For example, PHS services have smaller mobile coverage and do not permit nationwide or international roaming. However, due to their lower tariffs compared to mobile services, PHS services were previously quite popular among subscribers and contributed significantly to our revenues.
     Beginning in 2006, as mobile operators continued to launch more aggressive tariff packages, the tariff advantage of PHS services diminished, and our PHS subscribers as of December 31, 2008 decreased to 21.85 million from approximately 26.19 million as of December 31, 2007. In January 2009, the MIIT issued the Notice on Matters Relating to Wireless Access Systems Operating on 1900-1920 MHz Spectrum, requiring the current wireless access systems operating on the 1900-1920 MHz spectrum, which is used by our PHS services, to be cleared and removed from such spectrum by the end of 2011. See “D. Risk Factors — Risks Relating to Our Businesses — If we fail to achieve a smooth discontinuation of PHS services or retain our PHS subscribers to use our other telecommunications services, our financial condition and results of operations may be adversely affected.” under Item 3. After considering the expected significant decline in revenue and profitability for our PHS business in 2009 and onwards, we recognized an impairment loss of RMB11.84 billion for our PHS business-related assets. In responding to this requirement, we intend to utilize our full-service operations platform to provide substitute telecommunications services to our existing PHS users.
     We also operate a network of approximately 6.45 million public telephones located in our service region. We provide local, domestic long distance and international long distance call services and Internet services through our public telephones.
     The following table summarizes key information regarding our local telephone services in our fixed-line northern service region as of the dates indicated:

	As of December 31,
	2006	2007	2008
	(in thousands, except percentages)

Number of fixed-line subscribers(1)
Residential	68,803	67,162	61,246
Business	10,946	10,575	10,599
PHS	27,316	26,189	21,851
Public telephones	6,907	6,894	6,450

Total	113,972	110,820	100,146

Market share(2)	91.5%	90.4%	89.1%

(1)	Fixed-line subscribers consist of all access lines in service as well as PHS subscribers. We calculate PHS subscribers based on the number of active telephone numbers for our PHS services. In cases where a PHS subscriber uses the same telephone number as an access line in service, the designation as a PHS subscriber or access line in service depends on which service is first activated. We increase our total number of fixed-line subscribers as soon as practicable after activation of the service. We remove a fixed-line subscriber from the total number of fixed-line subscribers as soon as practicable after the fixed-line subscriber deactivates the service voluntarily or three months after the date on which the fixed-line subscriber’s bill becomes overdue. Prepaid and postpaid telephone card customers are not counted toward our fixed-line subscribers.

(2)	Calculated by dividing the number of our fixed-line subscribers by the total number of fixed-line subscribers in our fixed-line northern service region published by the provincial telecommunications administrations or the MIIT, as the case may be, as of each of December 31, 2006, 2007 and 2008, and March 31, 2009.
     Local Telephone Services
     Our local telephone services, which represent the largest portion of our fixed-line voice services in terms of revenues, experienced declines in 2007 and 2008. The following table sets forth information regarding usage of our local telephone services provided in our fixed-line northern service region for the periods indicated:

	For the Years Ended December 31,
	2006	2007	2008
Total usage (pulses in millions)(1)	214,474	202,547	187,836
Internet dial-up usage (pulses in millions)(1)	5,251	3,660	2,936
Total usage excluding Internet dial-up usage (pulses in millions)	209,223	198,887	184,900

(1)	Pulses are the billing units for calculating local telephone usage fees. See “B. Business Overview — Regulatory and Related Matters — Tariff Setting and Price Controls” under Item 4 for a discussion of pulses.
     In 2008, total usage in local telephone services was 187,836 million pulses, which included 2,936 million pulses of Internet dial-up usage. Total usage of local telephone services excluding Internet dial-up usage decreased by 7.0% from 198,887 million pulses in 2007 to 184,900 million pulses in 2008, reflecting increasing migration of local fixed-line voice traffic to mobile services.
      Domestic Long Distance Services
     We offer traditional long distance services and VoIP long distance services in our northern service region. The following table shows the total minutes of domestic long distance calls carried through our long distance networks for the periods indicated:

	For the Years Ended December 31,
	2006	2007	2008
Total minutes of domestic long distance calls (minutes in millions)(1)
Traditional	17,327	18,482	17,519
VoIP	11,482	10,315	8,051

Total	28,809	28,797	25,570

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our long distance networks.
     In 2008, the usage of our domestic long distance calls decreased by 3,227 million minutes, or 11.2%, from that in 2007, primarily due to the reduction of the number of fixed-line subscribers and increased competition from mobile service providers in the form of decreased roaming charges and usage fees for domestic long distance calls. In addition, as other alternative means to make long distance calls, such as software applications that allow users to make long distance calls over the Internet, became increasingly more popular in the past few years, our long distance business was also adversely affected.
     Tariffs. In 2001, the PRC Government abolished regulatory controls on tariffs for VoIP long distance calls and allowed operators to set their own rates. We currently charge RMB 0.30 per minute in addition to a local usage fee for our VoIP domestic long distance services.
      International Long Distance Services
     The following table sets forth certain information related to the usage of our international long distance services for the periods indicated:

	For the Years Ended December 31,
	2006	2007	2008
International long distance outbound call minutes (minutes in millions)(1)(2)
Traditional	144	155	145
VoIP	180	189	171

Total	324	344	316

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our international long distance networks.

(2)	Includes long distance outbound calls made to Hong Kong, Macau and Taiwan.
     In 2008, the usage of our international long distance calls decreased by 28 million minutes, or 8.1%, from that in 2007, primarily due to the reduction in the number of fixed-line subscribers and the substitution of mobile services for fixed-line services. In addition, as alternative means to make long distance calls, such as software applications that allow users to make long distance calls over the Internet, became increasingly more popular in the past few years, our international long distance business was also adversely affected. The usage of our VoIP international long distance services as a percentage of the total usage of our international long distance services decreased from 55.0% as of December 31, 2007 to 54.1% as of December 31, 2008.
     We offer international long distance services through international gateways that we lease from Unicom Group, and pay for the use of networks of operators in foreign jurisdictions for outgoing international calls. We negotiate bilateral settlement arrangements and rates with operators in foreign jurisdictions based on international settlement standards in the telecommunications industry.
Fixed-Line Value-Added Services
     In addition to fixed-line telephone voice services, we offer a wide range of value-added services on our fixed-line networks. Our value-added services generate additional usage on our networks and increase our average revenues per fixed-line subscriber. Revenue from our fixed-line value-added services decreased by 2.5% from RMB6.76 billion in 2007 to RMB6.59 billion in 2008, and accounted for 4.5% and 4.4% of our total revenues from continuing operations in 2007 and 2008, respectively. This decrease was mainly due to the decrease in total usage of our caller identification and PHS SMS services as a result of the significant reduction of our fixed-line telephone subscribers, including PHS subscribers.
     Our fixed-line value-added services include “Personalized Ring”, “Phonemate” and caller identification services. “Personalized Ring” services enable our fixed-line subscribers to personalize the ring-back tone for incoming calls. “Phonemate” is a service that provides voice messaging, speed dial and other value-added services. In 2008, we bundled “Personalized Ring”, “Phonemate” and “Telephone POS Terminal” (which enables our customers to swipe their bank cards on a telephone point of sale (POS) terminal for self-services, such as making payments, transferring funds and checking balances) services with services under “Family 1+” packages. As of December 31, 2008, the number of our “Personalized Ring” subscribers reached 29.11 million, representing an increase of approximately 3.4% from the end of 2007. The penetration rate of caller identification services amounted to 73.2%, increasing by 1.0 percentage point over that of 2007.
     For small and medium-size enterprises, or SME, customers, we bundled “corporate switchboard”, corporate “Personalized Ring”, virtual fax and Internet hard disk services with “CU Connected” fixed-line broadband service. Virtual fax services allow the users to send and receive facsimiles through the Internet. We provide Internet hard disk to users so that they can store documents, emails and facsimiles online.
     Tariffs. We charge RMB3.00 to RMB6.00 per month, depending on the region, for our caller identification service. We charge RMB2.00 to RMB10.00 per month for using our “Personalized Ring” and charge separately for downloading “ring tones”.
Fixed-Line Broadband Services
     Fixed-line broadband services are one of our emphases as part of our strategy to focus on high growth services. This growth has been driven by the increasing affordability and rising use of personal computers and other Internet access devices, gradual recognition by businesses of the importance of information and the proliferation of content and applications, such as online games and video-on-demand. We are a leading provider of fixed-line broadband services in our fixed-line northern service region and we seek to maintain this leading position by capitalizing on our extensive fixed-line network, large customer base, experienced sales force and established brand.

     In 2008, we further upgraded our broadband network, improved access speed and promoted broadband services bundled with voice or computer terminals. Our broadband subscribers increased to 25.42 million as of December 31, 2008, representing an increase of 28.6% from 19.77 million as of December 31, 2007. Our broadband ARPU declined by 6.1% from RMB69.5 in 2007 to RMB65.2 in 2008. While the number of our broadband subscribers grew significantly in 2008, we continued implementing our marketing strategy to offer integrated broadband content, applications, access and services. Revenue from our broadband services increased by 26.9% from RMB14.27 billion in 2007 to RMB18.11 billion in 2008 and accounted for 9.5% and 12.2% of our revenue from continuing operations in 2007 and 2008, respectively.
     The following table sets forth selected information regarding our fixed-line broadband services.

	As of and for the Years Ended
	December 31,
	2006	2007		2008
Fixed-line broadband services:(1)
DSL subscribers (in thousands)	11,288	15,777		20,508
LAN subscribers (in thousands)	3,141	3,985		4,789
Others (in thousands)	0	6		119

Total	14,429	19,768		25,416
Market share(2)	87.5%	80.7	%(3)	82.1%

(1)	We calculate DSL subscribers based on the number of active accounts. LAN subscribers consist of end-users and dedicated line users. We calculate LAN end-users based on the number of ports subscribed for. The number of LAN dedicated line users equals total monthly fees paid by such users divided by set average revenue per unit. The current set revenue per unit is RMB 90. We consider an account active or a service subscribed for as soon as practicable after activation of the applicable service. We remove a subscriber from the total number of subscribers as soon as practicable after that subscriber deactivates the service voluntarily or three months after the date on which that subscriber’s bill becomes overdue.

(2)	Calculated by dividing the number of our own broadband subscribers by the total number of broadband subscribers in our fixed-line northern service region, as published by the provincial telecommunications administrations or the MIIT, as the case may be, as of each of December 31, 2006, 2007 and 2008, and March 31, 2009.

(3)	Our market share of 2007 was adjusted to reflect a restated number of fixed-line broadband users in 2007 published by the MIIT.
     DSL Services. We promote DSL services as the primary broadband service means for residential customers and small and medium-sized enterprise customers in our service regions, especially our northern service regions. We provide DSL services by upgrading our existing copper-based local switching network. DSL technology allows us to roll out our broadband networks at lower incremental costs than other types of broadband networks. In our fixed-line northern service region, the number of subscribers to our DSL services has grown steadily in recent years, with approximately 20.51 million DSL subscribers as of December 31, 2008, compared with approximately 15.78 million DSL subscribers as of the end of 2007. As of December 31, 2008, our DSL subscribers accounted for 80.7% of our total number of broadband subscribers in our fixed-line northern service region.
     LAN Services. In addition to DSL technology, we also use Ethernet technology-based local-area networks, or LANs, to provide our customers with broadband services, especially in our southern service regions. LANs use fiber-optic technology and Ethernet protocol to connect our users to a telecommunications network and greatly expand capacity of the access network. As of December 31, 2008, we had 4.79 million subscribers of our LAN services, representing 18.8% of our total broadband subscribers.
     Tariffs. We charge an upfront installation fee to both DSL and LAN subscribers. Both DSL subscribers and LAN subscribers may choose monthly packages for unlimited usage, or monthly packages with limited usage, with additional fees charged for overtime usage.
      Broadband Content and Applications Services
     In 2008, we increased our promotional efforts for broadband contents and applications, including “CU Max,” which is a family-oriented software for broadband services with comprehensive Internet browsing functionality, and “CU View” video monitoring system, which provides long distance collection, transmission, storage and rebroadcast services of cross-boundary pictures, voices and various kinds of alarm signals to users based on our broadband network. In addition, we continued to provide integrated communication and information services under the brand “CU Connected,” including information technology application, communication value-added services and basic communication products, to small and medium enterprise customers of different industries and with different needs.
     As of the end of 2008, the number of our broadband content and application subscribers reached 4.39 million, representing 17.3% of the total number of broadband subscribers. With the increased penetration of our broadband contents and application services, the revenue contribution by our broadband customers was further improved.
Data Communications Services
     We are a leading provider of data communications services in our fixed-line northern service region. We offer managed data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer leased line products, including domestic and international leased circuits. In addition, we offer such ICT services as system integration and outsourcing. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators.
     We have established business cooperation relationships with more than 160 overseas operators to provide various international data communications products and services, such as international voice, international dedicated leased lines (such as international private leased circuits, or IPLC, and international Ethernet private lines or IEPL), international data (such as multiprotocol label switching-virtual private network, or MPLS-VPN, and ATM/frame relay) and international Internet (such as IP transit/paid peering, dedicated Internet access, or DIA, and IP roaming). In 2008, we used our post-merger domestic and international resources to meet the demands of domestic and international customers for data communications. We have also improved our capabilities to offer cross-border data communications and integrated information services.
      Managed Data Services
     We provide a variety of managed data services to our business customers, including DDN, frame relay, ATM and IP-VPN services. Revenue from our managed data services decreased by 19.3% from RMB1.28 billion in 2007 to RMB1.04 billion in 2008, and accounted for 0.9% and 0.7% of total revenue from our continuing operations in 2007 and 2008, respectively.
     DDN Services. DDN systems, composed of fiber-optic cables, digital transmission paths and digital nodes, are capable of providing high-quality private circuits and other services at various speeds to satisfy the multimedia communications needs of customers. Our DDN services provide high quality and reliable transmission at speeds ranging from 9.6kbps to 2Mbps to meet the increasing demand for low- to medium-speed transmission capacity from business customers and government agencies.
     Frame Relay and ATM Services. We offer advanced high-speed data communications services based on frame relay and ATM technologies to major business customers, including multinational corporations, government agencies and financial institutions. These services enable flexible and cost-effective use of bandwidth resources. Our frame relay services provide high-speed, cost-effective data transmission services linking different business sites for high volume data traffic. ATM is a type of data transmission service using high bandwidth and multiplexing technology intended to handle high bandwidth, integrated voice, text, data, video and Internet traffic. Many of our customers are increasingly using frame relay and ATM services to form virtual private networks, or VPNs, to link their local area networks in different locations. VPNs enable large companies to link multiple sites and offices through a single network that uses existing switched lines to reduce cost but has capabilities comparable to a dedicated private circuit.
     IP-VPN. Our IP-VPN services target business customers that require direct IP connections between multiple sites. These customers are provided with private networks intended for securing data transmission, connected to our Internet backbone network.

      Leased Line Services
     We are the major provider of dedicated leased line services to businesses, government agencies and other telecommunications operators in our fixed-line northern service region. These leased lines allow point-to-point connection for voice and data traffic. Leased lines are used by business customers to assemble their own private networks and by telecommunications operators to establish their service networks. We lease network elements, including digital circuits, digital trunk lines and optical fibers, to business and government customers as well as other telecommunications operators.
     Revenue generated from our leased line services has grown steadily in recent years. Revenue from our leased line services increased by 22.9% from RMB3.74 billion in 2007 to RMB4.60 billion in 2008, and accounted for 2.5% and 3.1% of total revenue from our continuing operations in 2007 and 2008, respectively.
      ICT Services
     We began offering ICT services in 2006 to our government and corporate clients to improve their information and management system. To exploit the opportunities from the accelerated informatization development in China, we actively promoted our customized data communications services and integrated solutions to a number of large government and corporate clients. In 2008, we completed several network construction and service projects for key customers, such as China National Petroleum Corporation and the Ministry of Civil Affairs of the PRC.
Interconnection and Roaming Arrangements
Interconnection
     Interconnection refers to the arrangements that permit the connection of our telecommunications networks with other networks. Our mobile and fixed-line networks interconnect with Unicom Group’s networks. Under current arrangements, settlement between Unicom Group and us is based on an internal settlement standard that takes into account either the internal costs of the relevant networks or the government standard applicable between third-party operators, whichever is the more favorable to us.
     We earn interconnection fees for terminating or transiting calls that originate from other domestic telecommunications operators’ networks and pay interconnection fees to other operators for calls originating from our networks that are terminated on their networks. We earn and pay such fees in respect of mobile calls, local and domestic and international long distance calls and Internet services, except for the interconnection by fixed-line subscribers calling our mobile subscribers in the same region where no interconnection fee will be charged. We are required to pay the interconnection fees regardless of our ability or inability to collect the tariff from our subscribers. Interconnection charges are accrued on a monthly basis based on the actual call volume and applicable tariff rates.
     All interconnection and settlement arrangements among domestic telecommunications operators in China are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the MIIT. Most of the agreements pursuant to which we interconnect with other domestic operators were entered into by Unicom Group. We have entered into an agreement with Unicom Group pursuant to which we have agreed with Unicom Group that the costs and benefits arising under these agreements, as they relate to our operations, will be incurred to our account.
     For information about our domestic and international telecommunications arrangements, see “B. Business Overview — Regulatory and Related Matters — Tariff Setting and Price Controls” under Item 4 and “B. Related Party Transactions” under Item 7.
Roaming
     As of the end of 2008, our GSM network had international voice roaming arrangements with 344 operators in

204 countries and regions, GPRS international inbound roaming arrangements with 133 operators from 69 countries and regions and GPRS international outbound roaming arrangements with 46 operators from 27 countries and regions.
     A mobile subscriber using roaming services is charged at our roaming usage rate for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming charges with international operators in accordance with roaming agreements between Unicom Group and each of the international operators. See “B. Related Party Transactions — Our Roaming Arrangements” under Item 7 for further information regarding prior roaming arrangements between Unicom Group and us.
     In February 2008, the former Ministry of Information Industry and the NDRC jointly promulgated the Tariff Notice, to require mobile telecommunication companies in China to adjust their mobile roaming charges where necessary in order to:
•	equalize domestic roaming charges with charges for long distance calls made during domestic roaming;

•	equalize the charges for pre-paid and post-paid mobile subscribers;

•	set different tariff caps for callers and receivers in the context of domestic mobile roaming, with the tariff cap for callers being set at RMB0.6 per minute and the tariff cap for receivers being set at RMB0.4 per minute; and

•	abolish the additional charge for use of the long distance network in the context of domestic roaming.
     The Tariff Notice also required telecommunications companies in China to upgrade their existing billing systems to comply with these new requirements by March 1, 2008, which could be extended to May 1, 2008. We finished adjusting our charges and upgrading our billing system by March 1, 2008 in response to the requirements set forth in the Tariff Notice. See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects.” under Item 3.
     On June 2, 2008, the MIIT, the NDRC and the Ministry of Finance of the PRC jointly issued the “Announcement on Deepening the Reform of the Structure of the Telecommunications Sector,” pursuant to which the PRC Government seeks to promote the integration of telecommunications services and networks of different service providers, including the offering of roaming services across different mobile telecommunications networks.
Networks
     We operate an advanced network system to support our integrated operations. The backbone of the system is a nationwide fiber optic transmission network, which serves as the common platform for our mobile, fixed-line telephone, broadband and data services. We generally utilize a centralized network planning and equipment selection process, which ensures uniform nationwide design and network compatibility. After our merger with China Netcom in October 2008, we actively integrated our network resources to improve our network quality and capacity.
     In October 2008, the MIIT and SASAC jointly issued the Urgent Notice on Promoting Joint Construction and Sharing of Telecommunications Basic Facilities, which requires telecommunications operators in China to share certain of their existing telecommunications facilities and jointly construct certain new telecommunications facilities in the future, to better utilize telecommunications facilities and reduce repetitive construction. We believe that this notice, if successfully implemented, will be beneficial to our future business operations and we have been complying with the notice in respect of our facilities construction and management. In December 2008, we entered into a cooperative agreement with China Telecom and China Mobile to share our existing telecommunications infrastructure and jointly build telecommunications infrastructure in the future.
GSM Mobile Networks
     A mobile network generally consists of:

•	cell sites, which are physical locations, each equipped with a base station that houses transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ mobile handsets within the range of a cell;

•	base station controllers, which connect to, and control, the base stations;

•	mobile switching centers, which control the base station controllers and the routing of telephone calls; and

•	a transmission network, which links the mobile switching centers, base station controllers, base stations and the public switched telephone network.
     Currently our GSM mobile network mainly operates at 900 MHz. We have deployed GSM technology that operates at 1800 MHz in major metropolitan areas to supplement the capacity of our existing mobile network. We have the right to use 6 x 2 MHz in the 900 MHz frequency spectrum and 10 x 2 MHz in the 1800 MHz frequency band for our GSM network. Our mobile networks are supported by an advanced SS7 signaling system, which fosters efficient use of network capacity, reduces call setup time and enhances transmission capabilities. We have also installed intelligent networks that enable us to provide pre-paid services and a wide range of call features and value-added services.
     In 2008, we focused on constructing new base stations in 55 provincial capital cities and other economically developed cities in China to improve our GSM network quality. We also commenced preparation for 3G network deployment. For example, all of the new base stations in those 55 key cities were designed to be compatible with 3G operations in the future. In those 55 key cities, we also improved our indoor network system to enhance the indoor mobile reception quality. As a result, as of December 31, 2008, our GSM network switching capacity increased by 38.1% and the number of GSM base stations increased by 35.3% from the end of 2007. Our GSM service connection rate increased to 94.44% from 93.33% at the beginning of 2008 and the call-drop rate decreased to 0.54% from 0.63% at the beginning of 2008. We also completed the GPRS network upgrade and significantly improved the configuration of static packet data channels. As of the end of 2008, we achieved nationwide coverage of our commercial GPRS network in all 31 provinces, municipalities and autonomous regions.
     On May 17, 2009, we launched the commercial operation of 3G services based on the WCDMA technology in 55 key cities on a trial basis and we aim to expand our 3G network coverage to approximately 284 cities by the end of 2009.
Fixed-Line Networks
     We operate fixed-line networks which provide extensive coverage in China. These networks are technologically advanced and conducive to the introduction of the next generation fixed-line network and 3G technologies. These networks support a wide range of end-to-end fixed-line telecommunications services and enable customized products to be delivered to meet a variety of telecommunications needs in “real-time.”
     Our fixed-line networks consist of fixed-line telephone networks, broadband Internet and data networks, transmission networks, value-added service platforms, IT support systems and related infrastructures. Our transmission networks consist primarily of fiber-optic based networks, which cover our major service regions, supplemented by satellite transmission and digital microwave links.
     In 2008, we continued deploying our optical network to replace our existing copper networks. In addition, we also integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. Our broadband network capacity was also substantially enhanced as of the end of 2008. The number of our IP access ports increased by 35.94% from the end of 2007, our international outbound bandwidth increased by 108% from the end of 2007, our interconnection bandwidth with China Telecom increased by 40.7% from 2007 and our backbone trunk bandwidth of IP network increased by 120.41% from the end of 2007. The percentage of broadband subscribers with 2M and over 2M access speed reached 57.5%, representing an increase of 5.5 percentage points from the end of 2007. Since our merger with China Netcom, we have become one of the most resourceful telecommunications operators in China in terms of international networks, owning 27 cross-continental cable systems with total bandwidth of 675Gb/s and 19 international submarine systems with total bandwidth of 526Gb/s.
     In addition, in 2008, as an official partner with the Beijing Olympics, China Netcom also strengthened its network servicing and maintenance for the telecommunications systems in various Olympic stadiums, arenas and offices and ensured uninterrupted communications during the Olympics period.
Marketing, Sales and Distribution
Marketing and Sales
     We centrally plan our nationwide marketing and sales strategies, but the implementation of these strategies is carried out at the provincial level by operating branches tailored to their specific markets. Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive services platform and nationwide sales and distribution network. By using various sales channels, our marketing strategy can be targeted at different customer segments and adjusted timely in accordance with the demands of different markets. In 2008, following our merger with China Netcom, we utilized the opportunity for internal reorganization and established a segmented marketing system targeting individual customers, family customers and government and corporate customers, based on the characteristics of product lines and customer groups. In addition, we optimized our resource allocation and increased speed of response to market demands. Our marketing model also transformed from product-centric to customer-centric.
Distribution
     We have a diversified distribution network, which consists of self-owned sales outlets, agent/distributor sales outlets, direct sales forces and electronic distribution channels, such as online e-sales stores. We distribute our services to our individual and family customers through our self-owned sales outlets, other retail outlets as well as electronic distribution channels. We distribute our services to government and corporate customers through our direct sales forces and agents. At the end of 2008, our self-owned distribution channel system had over 19,500 self-owned sales outlets and approximately 122,800 direct sales personnel and online e-sales stores. We are also supported by approximately 87,400 cooperative sales outlets and approximately 308,000 distribution agents. In 2008, we increased the usage of low cost e-channels such as “customer care centers,” online e-sales stores, SMS sales offices, mobile phone sales offices and self-service terminals. The usage of those multiple electronic channels improved our service efficiency and enhanced our customer relationship.
Customer Service
     We have developed a tiered customer service system based on our service brands, and launched a uniform service brand of “Unicom 10010” to consolidate all customer service resources and unify the service standards and processing procedures adopted in our outlets, customer service centers, customer clubs and other customer service channels. Our customer service centers in each provincial service area can be accessed by our customers by dialing a nationwide hotline number “10010.” Our nationwide customer service system allows us to provide personalized and diversified services through customer service representatives or automated systems, including service inquiry, billing inquiry, response to customer complaints and suggestions, service initiation and termination, payment reminder services, emergency and club membership services. Our customers can access our customer services through various means, including telephone calls, faxes, e-mails and SMSs.
     Our headquarters and provincial centers have set up hotlines for customer complaints. We also implemented a customer service responsibility system to require all levels of our branches to resolve customers’ problems within a prescribed period of time. In addition, we also analyze our customer segments in detail, and tailor our services to the requirements of different customer segments. While we are focusing on the retention of our individual and family customers, we pay regular visits and provide one-on-one personalized services to our institutional customers and VIP customers and, through “customer clubs,” provide high-quality and differentiated services for high-net-worth individual customers and important corporate customers. For mass-market customers, we offer standardized services that aim at enhancing customer experience.
     In 2008, in an effort to improve our customer service, we promoted the Nationwide Mobile Recharging Card and electronic channels across the country among GSM customers and customer appointment services among fixed-line customers. According to a customer satisfaction survey conducted by the MIIT on the telecommunications industry in 2008, the satisfaction level of our full-service customers continued to improve, and our customer service center “Unicom 10010” was once again awarded the title of “Top Ten Influential Brands in Customer Service Centers in China.” Furthermore, prior to the merger with us, China Netcom, as an official partner of Beijing Olympic Games, launched a campaign of “Olympic Gold Medal Service” across China during the Olympic Games period in the summer of 2008. As a result, China Netcom further improved its services by shortening service process and expediting response to customer inquiries. In addition, in January 2009, we completed our acquisition from Unicom Group of New Guoxin, which is mainly engaged in providing customer service. We believe this acquisition will help integrate our customer service resources.
Information Systems
     We have established comprehensive information systems in each province, autonomous region and municipality to support our business and management. For our business support, we have established core systems composed of a customer relationship management system, a comprehensive billing and accounting system, a comprehensive settlement system and an operation analysis system to support services and marketing of our mobile and fixed-line businesses. In 2008, supported by our nationwide service support platform, we implemented nationwide electronic channel inquiry-based business application and mobile charging services. For our management support, we have focused on developing a human resource management system and a financial management system to enhance the efficiency of our control and management over our resources. In addition, we have established a nationwide billing and customer relationship management system at our headquarters, which has effectively supported the development of our domestic and international roaming services and our nationwide services.
Billing, Collection and Bad Debt Controls
Billing and Collection
     Leveraging on our strengths as a full-service provider, we plan to offer integrated billing and collection services to our customers in the near future. We plan to integrate the billing systems for different services and distribute unified recharge cards that can be used to recharge various pre-paid services, including pre-paid mobile services. Once our plan is implemented, our billing system will be able to distinguish between customers based on the marketing method and service package plans applicable to each customer. These additional functions would allow us to analyze customer data in more detail, thereby improving our ability to analyze the age of our accounts and control bad debts.
     For post-paid GSM mobile services, we centralized the billing at the provincial level and generally bill our subscribers on a monthly basis. Subscribers may pre-deposit their service charges with us, commercial banks or China Post or make payment in person at our service centers or branches of China Post or through commercial banks. For pre-paid GSM mobile services, we centralized the billing on our nationwide intelligent network. Subscribers can purchase and/or recharge pre-paid cards through various channels. They can also recharge cards by telephone.
     For fixed-line services, we bill our residential customers on a monthly basis and payments are usually due, depending on the location of the customer, within a month of the last date of the billing period. We provide a range of payment choices for the convenience of our customers, including a direct-debit service, which automatically deducts the monthly payment from the subscriber’s designated bank account.
Bad Debt Controls
Mobile Services
     Post-paid subscribers must register with us before they can begin using our mobile services. Customer registration allows us to better manage customer credit. If subscribers do not pay their bills on time, we charge a late fee and will either call or send SMSs to the delinquent subscribers to remind them to pay. We generally suspend a post-paid subscriber’s account if the account is more than 30 days overdue and terminate the account if it is overdue for more than three months after that. When an account is terminated, we will seek other remedies to collect the overdue payment, including personal visits to the subscribers or legal actions against them. At the same time, we encourage our subscribers to pre-deposit service charges with us, to be deducted against charges incurred in the future, or use our pre-paid services. We have also developed a customer credit management system at the provincial branch level to enhance verification of the personal information of new subscribers and tighten credit control for new subscribers.
Fixed-Line Services
     We charge a late payment fee on subscriber accounts that are not paid by the monthly due date. We generally deactivate services for subscribers whose accounts are more than 30 days overdue. These subscribers whose services have been deactivated must pay all overdue amounts, including applicable late payment fees, to reactivate their services. We will terminate services to a subscriber and will remove him or her from the subscriber list if his or her account is overdue for more than three months. We have implemented certain subscriber registration procedures. We also actively promote our prepaid telephone services as a means of controlling bad debts. We have completed the upgrading of our local network to include intelligent functionalities, and have started to gradually provide customers with detailed breakdown of fee charges.
Research and Development
     We focus on technology innovation in coordination with our various business departments, in order to provide technical support to the development of our various businesses. Our research and development activities are focused primarily on 3G technologies and their further development, next generation Internet technologies and businesses, operational planning and development of value-added services. In addition, part of our research and development requirements is fulfilled by our parent company, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below. With respect to research and development for our broadband business, we mainly rely on Unicom Group’s National Laboratory of Next Generation Network in Broadband Application, which is China’s only national level engineering laboratory in the information and telecommunications industry, focusing on the research of next generation Internet IPv6, Triple-Play and 3G operating and supporting systems. We have applied for a number of patents and software copyrights in China. In 2008, we undertook numerous projects, including establishing China Unicom Research Institute; continuing the construction of the first postdoctoral program in China’s telecommunications industry; commencing the construction of a new technology innovation system responsive to the latest technological development; conducting 2G/3G inter-operations and experiments on handset TV service management platform and near field telecommunication; demonstrating applications from China’s next generation Internet, or CNGI, experimental engineering project; and building local access networks. In light of the increasingly competitive and rapidly evolving telecommunications market in China, we plan to continue to strengthen our research and development for new products, services and technology applications.
     In January 2009, we completed our acquisitions of CITC and Unicom Xingye from Unicom Group. CITC is one of the first and largest top-grade comprehensive designing institutes founded by the former Ministry of Posts and Telecommunications of China and is engaged in, among other things, design and development for information networks. Unicom Xingye is engaged in, among other things, research and design of SIM cards and other telephone cards in the PRC. We believe that these acquisitions will strengthen our research and development in the areas of information networks and telephone cards.
Competition
     As a result of the telecommunications industry restructuring in 2008, the Chinese telecommunications market now has three key providers of basic telecommunications service — China Telecom, China Mobile and us — in addition to thousands of value-added service providers. We compete with China Mobile and China Telecom in virtually all aspects of our business, including mobile services, fixed-line services, broadband and data communications services. We believe that the telecommunications industry restructuring in 2008 has provided an opportunity for us to integrate our various resources with those of China Netcom to create business synergies for the post-merger

Unicom. However, we also believe that the restructuring may cause the competition in the telecommunications industry in China to be more intensified and complex in the future. See “D. Risk Factors — Risks Relating to Our Business — We face intense competition in all our businesses from other telecommunications service providers, including China Mobile Limited and its affiliates, or China Mobile and China Telecom Corporation Limited and its affiliates , or China Telecom. Such competition may intensify and result in slower subscriber growth, lower tariffs and higher customer acquisition costs for us, which would materially adversely affect our financial condition, results of operations and growth prospects.” under Item 3.
Competition in Mobile Service Market
     Our main competitor in the mobile communications business is China Mobile. China Mobile continues to have competitive advantages over us in brand name, market share, financial resources and network management experience. Our mobile business also competes with the CDMA mobile business of China Telecom following our sale of the CDMA business to China Telecom in October 2008. After our sale of the CDMA business, we focused on developing our GSM business. In 2008, we further improved our mobile network quality by constructing new base stations and expanding our indoor network coverage in selected cities in China, diversified our mobile value-added service offering and actively prepared for the deployment of our 3G operations.
     In January 2009, China Mobile, China Telecom and Unicom Group were granted licenses by the MIIT to operate 3G businesses nationwide in China with TD-SCDMA, CDMA2000 and WCDMA technologies, respectively. Unicom Group, with the approval of the MIIT, has authorized CUCL to operate Unicom Group’s 3G business. Each of the 3G technologies has its own technical features. Because the TD-SCDMA technology is China’s homegrown technology, the Chinese government has announced a series of favorable policies for the development of this technology. Moreover, the CDMA2000 technology that China Telecom uses to operate its 3G business, due to its technical features, can be upgraded from its 2G counterpart more easily and quickly, which allowed China Telecom to launch its 3G business earlier than us. The WCDMA technology is a relatively mature technology and supported by a well-developed WCDMA industry chain. As of the date of this annual report, China Mobile and China Telecom have launched their 3G businesses. We have launched our 3G business on a trial basis. In addition, we expect that 3G services will compete with 2G services as an industry trend in the future. This may result in adverse impact on our GSM business.
Competition in Fixed-Line Service Market
     We currently compete with China Telecom and China Mobile in the fixed-line telephone business. In our fixed-line northern service region, we are the leading provider of fixed-line telephone services, including local telephone services, domestic and international long distance services and value-added services. However, in 21 provinces in southern China, we are a relatively new entrant in the fixed-line service market, where China Telecom has significant market presence. In addition, other than China Telecom and China Mobile, we also face increasing competition from other competitors in a number of areas of fixed-line business. Furthermore, the industry trend of convergence of telecommunications, Internet and cable television networks may also bring additional non-telecommunications operators to compete with us in our telecommunications businesses.
     Mobile substitution for fixed-line services has been the trend in global markets in recent years, which has caused losses of our fixed-line subscribers. We expect that this trend will continue. In addition, as the 3G industry continues to develop in China, we expect that wireless Internet access will become another main form of broadband access in the future, which may result in decreased use of fixed-line broadband access by our fixed-line broadband subscribers.
Strategic Alliances
     Strategic Alliance with Telefónica. Prior to its merger with us, China Netcom established a strategic alliance relationship with Telefónica International, S.A.U., pursuant to a strategic alliance agreement entered into by them in November 2005. Under the agreement, China Netcom and Telefónica identified a number of areas in the telecommunications business for potential cooperation. In January 2008, the beneficial owners of 148,015,436 China Netcom shares entered into a share purchase agreement with Telefónica to transfer their shares to Telefónica. Upon the completion of this transaction, Telefónica held approximately 7.2% of China Netcom’s outstanding shares.

Following our merger with China Netcom in October 2008, Telefónica became one of our shareholders and held a 5.38% interest in our company as of May 31, 2009. On January 30, 2009, we entered into a strategic alliance framework agreement with Telefónica. Pursuant to the framework agreement, Telefónica and we agreed to share business experience and strengthen cooperation in the areas of mobile communications, broadband applications, international business, marketing and sales and telecommunications services to corporate clients.
     Strategic Alliance with SKT. In June 2006, we entered into a strategic alliance framework agreement with SK Telecom Co., Ltd., or SKT, a mobile telecommunications service provider in Korea. Pursuant to this agreement, SKT and we agreed to explore cooperation initiatives on the further development of CDMA mobile communication services in China. Following the disposal of our CDMA business to China Telecom, SKT and we are currently exploring opportunities for cooperation in the WCDMA technologies-related areas in the future. In August 2007, SKT converted in full its US$1 billion zero coupon convertible bonds issued by us into 899,745,075 shares at HK$8.63 per share pursuant to the subscription agreement, dated June 20, 2006, between SKT and us. Following the conversion of these convertible bonds, SKT became the holder of a 6.61% ownership interest in our company. After our merger with China Netcom, SKT held 899,745,075 of our outstanding shares and SKT’s ownership interest in our company was 3.79% as of May 31, 2009.
Trademarks
     We conduct our businesses under the Unicom name and logo. Unicom Group is the registered proprietor in China of the “Unicom” trademark in English and the trademark bearing the Unicom logo. Unicom Group is also the registered proprietor of the trademark of the word “Unicom” in Chinese (“”). Unicom Group has granted us the right to use these trademarks on a royalty-free basis, and licensed us any trademark that it registers in China in the future which incorporates the word Unicom. In addition, prior to our merger with China Netcom, China Netcom marketed their services under the “CNC” brand name and logo, which are registered trademarks in China owned by Netcom Group, which merged with, and was absorbed by, our parent company, Unicom Group, in January 2009.
Regulatory and Related Matters
     The telecommunications industry in China is subject to a high degree of government regulation. The primary regulatory authority of the Chinese telecommunications industry is the MIIT, established in 2008 as a new ministry under the PRC State Council and the successor of the former Ministry of Information Industry. The State Council, the NDRC, the Ministry of Commerce and other governmental authorities also maintain regulatory responsibilities over certain aspects of the Chinese telecommunications industry.
     The MIIT, under the supervision of the State Council, is responsible for, among other things:
•	formulating and enforcing industry policies and regulations, as well as technical standards;

•	granting telecommunications service licenses;

•	supervising the operations and quality of services of telecommunications service providers;

•	allocating and administering telecommunications resources such as spectrum and number resources;

•	together with other relevant regulatory authorities, formulating tariff standards for telecommunications services;

•	formulating interconnection and settlement policies between telecommunications networks; and

•	maintaining fair and orderly market competition among service providers.

     The MIIT has established a Communications Administration in each province, which is mainly responsible for overseeing the implementation of the MIIT’s policies and regulations and exercising regulatory authority delegated by the MIIT within that province.
     The NDRC, together with the MIIT, sets government fixed tariffs and government guidance tariffs for certain telecommunications services. See “— Tariff Setting and Price Controls” below. It also approves investment projects within the restricted sectors specified in an annually adjusted catalogue released by the State Council.
     The MIIT is in the process of drafting a telecommunications law that, once adopted by the National People’s Congress of the PRC, will become the basic telecommunications statute and provide the principal legal framework for telecommunications regulations in China. It is currently uncertain when the law will be adopted and become effective. See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects.” under Item 3.
Telecommunications Regulations
     On September 25, 2000, the PRC State Council promulgated the Telecommunications Regulations of the People’s Republic of China, which came into effect on the same date. The Telecommunications Regulations regulate all major aspects of the telecommunications industry, including licensing, interconnection, tariffs, resources, services, security, facility construction and access to networks.
Licensing
     The PRC Government licenses telecommunications businesses in accordance with their classification. Telecommunications businesses are currently classified into two broad categories of basic services and value-added services. An appendix to the Telecommunications Regulations divides each of the two categories into further sub-categories. On March 21, 2003, the former Ministry of Information Industry amended the categorization in this appendix and the amendments took effect on April 1, 2003. According to the amended appendix:
•	basic telecommunications services are classified into Category I basic telecommunications services and Category II basic telecommunications services. Category I basic telecommunications services include fixed-line telecommunications services (including fixed-line local, domestic long distance, international long distance and IP telephone services and services related to maintaining international telecommunications facilities), mobile telecommunications services (including 900/1800MHz GSM 2G, 800MHz CDMA 2G and 3G digital cellular mobile telecommunications services), Category I satellite telecommunications services (including satellite mobile telecommunications and international satellite private-line services) and Category I data communications services (including Internet data transmission, international data telecommunications, public telegraph and telex services). Category II basic telecommunications services include trunking telecommunications services (including analogue trunking telecommunications and digital trunking telecommunications services), wireless paging services, Category II satellite telecommunications services (including lease and sales of satellite transponders and very-small-aperture-terminal, or VSAT, telecommunications services), Category II data telecommunications services (including fixed-line domestic and wireless data transmission services), network access services (including wireless network access services and network services from customer premises), services related to maintaining domestic telecommunications facilities and network hosting services.

•	value-added telecommunications services are classified into Category I value-added telecommunications services and Category II value-added telecommunications services. Category I value-added telecommunications services include on-line data processing and interchange, domestic multi-party telecommunications, IP-VPN and Internet data center, or IDC, services. Category II value-added telecommunications services include store-and-forward, call center, Internet access and information services.
     On March 1, 2009, the MIIT promulgated the Measures on the Administration of Telecommunications Business Licenses, which took effect on April 10, 2009 and superseded the previous measures promulgated by the former Ministry of Information Industry on December 26, 2001.
     The measures govern the application for, approval of and regulation of telecommunications business licenses in China. The operation of any basic telecommunications business is subject to the MIIT’s approval and grant of License for Operation of Basic Telecommunications Businesses. The operation of any value-added business in two or more provinces, autonomous regions or municipalities is subject to the MIIT’s approval and grant of License for Inter-Provincial Operation of Value-Added Telecommunications Businesses. The operation of value-added businesses within a single province, autonomous region or municipality is subject to the approval of the telecommunications authority of the relevant province, autonomous region or municipality and the grant of the License for Operation of Value-Added Telecommunications Businesses. The measures, among other things, lowered the minimum amount of registered capital required for an applicant to enter the basic telecommunications business in the PRC.
     After the PRC’s accession to the WTO, on December 11, 2001, the PRC State Council promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investments, which took effect on January 1, 2002, and were amended on September 10, 2008, to implement China’s commitments to the WTO. Those commitments include the gradual reduction of restrictions on foreign ownership in telecommunications enterprises in China and the step-by-step opening up of the Chinese telecommunications market to foreign enterprises. In recent years, China gradually lifted restrictions for foreign investors in telecommunications enterprises in China and fulfilled its commitment to open up the Chinese telecommunications market. However, the following restrictions on investments in mobile, value-added telecommunications and fixed-line businesses remain:
•	for fixed-line services, there is no longer any geographic restriction and foreign ownership may be no more than 49%;

•	for mobile voice and data services, there is no longer any geographic restriction and foreign ownership may be no more than 49%; and

•	for value-added telecommunications services, there is no longer any geographic restriction and foreign ownership may be no more than 50%.
Spectrum and Network Number Resources
     The MIIT is responsible for the management of the wireless radio frequency spectrum and the allocation of frequencies within the spectrum. Currently, the frequencies allocated for mobile telecommunications are the 800 MHz, 900 MHz and 1,800 MHz bands, as well as the 1.9GHz and 2.1 GHz bands for 3G mobile telecommunications. The frequency assigned to a telecommunications operator may not be leased or transferred without the MIIT’s approval.
     Since January 1, 2008, the NDRC and the Ministry of Finance have made the following adjustments to the standard fees for the telecommunications operators’ usage of the frequencies assigned to cellular telecommunications: (i) for the nationwide GSM and CDMA network frequency, an annual rate of RMB17 million per MHz for the 900MHz band (including the 800MHz CDMA band) and an annual rate of RMB15 million per MHz for the 1800 MHz band; and (ii) for any local telecommunications network frequency, an annual rate of RMB1.7 million per MHz for each province for the 900MHz band (including the 800MHz CDMA band) and an annual rate of RMB1.5 million per MHz for each province for the 1800 MHz band. The fee standards for nationwide networks are to be applied if the relevant networks cover 10 or more provinces, autonomous regions or municipalities. The aggregate fees we paid for frequency usage amounted to approximately RMB590 million, RMB612 million, and RMB654 million in 2006, 2007, and 2008, respectively.
     The MIIT is also responsible for the administration of China’s telecommunications network number resources. In January 2003, the former Ministry of Information Industry issued the Measures for the Administration of Telecommunications Network Numbers, which took effect on March 1, 2003. According to these measures, the telecommunications network number resources are owned by the State, which shall charge fees for the use of such resources. Application for the use of number resources by any telecommunications operator is subject to the approval of the MIIT or the relevant provincial telecommunications authority and the payment of certain usage fees. The measures also provide for the procedures for the application, usage and record keeping for the telecommunications operators’s use of number resources.
     In December 2004, the former Ministry of Information Industry, the Ministry of Finance and the NDRC jointly issued the Provisional Administrative Measures with Respect to the Collection of Usage Fees for Telecommunications Network Number Resources, under which telecommunications operators are required to pay usage fees by the tenth day of the first month of each quarter. Mobile telecommunications operators are required to pay an annual usage fee of RMB12 million for each mobile network number. The usage fees we paid for network numbers totaled RMB44.62 million, RMB42.88 million, and RMB71.06 million in 2006, 2007 and 2008, respectively.
     In addition, in January 2009, the MIIT issued the Notice on Matters Relating to Wireless Access Systems Operating on 1900-1920 MHz Frequency Bands, which, among others, required that the current wireless access systems operating on 1900-1920MHz frequency band be cleared and removed by the end of 2011.Those frequency bands will be reserved for the operation and development of the TD-SCDMA technology. See “D. Risk Factors — Risks Relating to Our Business — If we fail to achieve a smooth discontinuation of PHS services or retain our PHS subscribers, our financial condition and results of operations may be adversely affected. “ under Item 3.
Tariff Setting and Price Controls
     The levels and categories of our current tariffs are subject to regulation by various government authorities, including the MIIT, the NDRC, and, at the local level, the relevant provincial Telecommunications Administration Bureaus and price regulatory authorities. Under the Telecommunications Regulations, telecommunications tariffs are categorized into State-fixed tariffs, State-guidance tariffs and market-based tariffs.
     The monthly fee and usage fee for local telephone service are regulated as fixed tariffs, which are fixed jointly by the MIIT and the NDRC. The MIIT regulates the maximum tariffs for traditional domestic long distance services, traditional international long distance services to Hong Kong, Macau and Taiwan. Leased line and data services (other than ATM service) are charged at State-guidance tariffs, which are determined jointly by the MIIT and the NDRC.
     The Notice on Implementation of Market-Based Tariffs for Certain Telecommunications Services, promulgated jointly by the former Ministry of Information Industry and the NDRC in 2002, specifies the telecommunications businesses to which market-based tariffs are applicable, including VoIP, Internet access services, and certain value-added services provided over fixed-line telephone networks, such as telephone information, caller identification and voice mail. Market-based tariffs shall be applicable to those telecommunications services for which effective competition exists in the market. The tariffs of such telecommunications services are determined at the sole discretion of the operators, and will be implemented after filing with the MIIT or provincial Telecommunications Administration Bureaus, as applicable. There is uncertainty regarding how the MIIT determines the existence of effective competition, as the MIIT has not publicly disclosed the criteria it uses for determining whether a certain type of service should be subject to market-based tariffs. Under the Telecommunications Regulations, cost is the primary basis for tariff setting, but the tariff levels also take into account social and economic development, the development of the telecommunications industry and the purchasing power of the customers. The MIIT has not provided a timetable for tariff deregulation or indicated that operators will eventually be permitted to freely set all tariffs. We expect that increased flexibility in setting certain tariffs will allow us to better respond to changes in market demand and competitive conditions.

     In 1997, the PRC Government granted us preferential treatment by allowing us to vary our mobile tariffs by up to 10% from the State-guidance rates.
     In December 2000, the former Ministry of Information Industry, the former State Development Planning Commission and the Ministry of Finance jointly issued a tariff adjustment circular, which provides for tariff adjustments for a wide range of telecommunications services. Effective from February 21, 2001, we have adopted these government tariff adjustments.
     In June 2001, the Ministry of Finance and the former Ministry of Information Industry jointly issued a circular to revoke certain fees including one-time upfront connection fees charged to the fixed-line telephone users and one-time activation fees charged to the mobile subscribers.
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
     Since 2007, the former Ministry of Information Industry and the MIIT have encouraged wireless telecommunications operators to adopt the “Calling-Party-Pays” tariff policy. In light of this regulatory initiative, we have implemented such billing arrangements in all new tariff packages offered throughout our service areas after July 1, 2007.
     On February 13, 2008, the former Ministry of Information Industry and the NDRC jointly promulgated the Tariff Notice. According to the Tariff Notice, we are required to adjust our then-effective mobile roaming charges where necessary to:
•	equalize domestic roaming charges with charges for long distance calls made during domestic roaming;

•	equalize the charges for pre-paid and post-paid mobile subscribers;

•	set different tariff caps for callers and receivers in the context of domestic mobile roaming, with the tariff cap for callers being set at RMB0.6 per minute and the tariff cap for receivers being set at RMB0.4 per minute; and

•	abolish the additional charge for use of the long distance network in the context of domestic roaming.
     The Tariff Notice requires telecommunication companies in China to upgrade their existing billing system in order to comply with the above new requirements by March 1, 2008.
     In addition, on February 14, 2008, the former Ministry of Information Industry promulgated the Guidelines for Regulating Telecommunications Services Tariff Schemes, or the Guidelines, to encourage the PRC telecommunication operators to provide multiple tariff schemes for customers. The Guidelines also specify that the number of such tariff schemes provided by a telecommunication operator should be limited to ten for a single service area. In addition, the Guidelines encourage telecommunication operators to simplify their tariff structure.
     In 2008, the MIIT and the NDRC issued a Notice regarding the Cancellation of Differentiated Tariffs on SMS, requiring each telecommunications operator in China to unify tariffs on its inter-network and intra-network SMS services to promote fair competition.
     The PRC Government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing important State-tariff rates, which are attended by telecommunications operators, consumers and others. Operators are required to provide complete and adequate cost data and other materials for those hearings.
     The following tables set forth the tariff rates of certain services provided by us, where government fixed tariffs or government guidance tariffs are applicable:
     Mobile Services
     Generally the categories of tariffs we charge our mobile subscribers include, among others, basic monthly fees and local usage charges, roaming charges, long-distance call charges and charges for value-added services. Mobile tariffs are set forth by the MIIT and tariff adjustments are subject to regulation by various government authorities, including the MIIT, the NDRC and the relevant provincial price regulatory authorities. The following table summarizes the current tariffs for post-paid and pre-paid mobile services:

	Post-paid Services	Pre-paid Services
	RMB	RMB
Basic monthly fee	45-50	0
Local usage charge (per minute)	0.36-0.40	0.54-0.6
Domestic roaming charge (per minute)	0.6 for caller	0.6 for caller
	0.4 for receiver	0.4 for receiver
     Local Telephone Services
     For our local telephone services, we charge a registration fee for initial installation that varies depending on whether the subscriber is a residential or a business customer, a fixed monthly fee, local call usage fees based on call duration and fees for certain value-added services. The following table sets forth our current tariffs for local telephone services provided on our traditional and PHS network:

Tariff (in RMB)
Monthly fee:
Residential subscribers in:
Provincial capitals	20.00 to 25.00
Other cities and counties	12.00 to 18.00
Rural areas	10.00 to 15.00
Business subscribers	25.00 to 35.00
Usage fee:
Intra-district	0.18 to 0.22 for the first two pulses (first three
minutes or less) and 0.09 to 0.11 for each additional
pulse (one minute intervals)
Inter-district	up to 0.30 per pulse (one minute intervals)(1)
Communication fee:
Internet dial-up	0.02 per pulse (one minute intervals)

(1)	Prior to January 1, 2008, inter-district usage fee was up to 0.40 per pulse (one minute intervals).

     Domestic Long Distance Services
     Our revenues from domestic long distance services consist of charges based on the duration, time of day and day of the week a call is placed. The following table sets forth the current tariffs for our domestic long distance telephone services using our traditional network:

Tariff (in RMB)

Domestic long distance services on our traditional network(1)	0.07 per six seconds

(1)	Subject to filing with the provincial telecommunications administrations, our provincial level headquarters may apply a 10% to 50% discount rate to calls made during off-peak hours.
     International Long Distance Services
     The MIIT regulates the maximum tariffs that we may charge for international long distance services. The following table sets forth our current international long distance tariffs:

Tariff (in RMB)
International long distance services on our traditional network(1):
To Hong Kong, Macau and Taiwan	0.20 per six seconds
To all international destinations	0.80 per six seconds

(1)	Subject to filing with the provincial telecommunications administrations, our provincial level headquarters may apply a 10% to 50% discount rate to calls made during off-peak hours.
     Managed Data Services
     The PRC Government publishes guidance tariffs for certain managed data services, including DDN and frame relay services, provided by operators in China. Interim tariffs for our ATM services are determined at our discretion, subject to approval by the MIIT. An initial fee is generally charged for installation and testing for our data services, as well as a fixed monthly fee for each of the services.
     DDN services. The following table sets forth the monthly fees for DDN services at the bandwidths of 64kbps, 128kbps, 512kbps and 1Mbps:

	Monthly Fee
	64kbps	128kbps	512kbps	1Mbps
	(RMB)
Intra-district	1,500	2,000	3,800	5,000
Inter-district	2,000	2,500	5,200	7,500
Domestic long distance	3,500	5,000	7,000	9,000
     Frame relay services. The following tables set forth the monthly fees for frame relay services, which include monthly fees for port access and permanent virtual circuits, or PVCs(1):

	Monthly Fee
	64kbps	256kbps	512kbps	1Mbps
	(RMB)
Port access
Monthly fees	260	400	500	750
PVC
Intra-district	550	800	1,000	1,250
Inter-district	800	1,150	1,450	2,000
Domestic long distance	1,700	2,200	2,500	3000

(1)	One-way tariff for PVCs frame relay services.

     Leased Line Services
     We charge monthly fees for subscribers to our leased line services based on guidance tariffs set by the PRC Government, which vary based on bandwidth and whether the leased line is local or long distance. Leased line tariffs have generally decreased in recent years.
     The following table sets forth the tariffs for 2Mbps, 8Mbps, 34Mbps and 155Mbps digital circuits:

	Monthly Fee
	2Mbps	8Mbps	34Mbps	155Mbps
	(RMB)
Intra-district	2,000	6,000	16,000	44,000
Inter-district	4,000	11,000	31,000	88,000
Domestic long distance(1)	6,000	17,000	47,000	132,000

(1)	Does not include the tariffs for local digital circuits and access lines.
Interconnection Arrangements
     In October 2003, the former Ministry of Information Industry issued Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees, which superseded the Measures on the Settlement of Call Charges between Telecommunications Networks issued by the former Ministry of Information Industry in 2001. These regulations contain specific provisions regarding, among other things, revenue sharing methods and settlement mechanisms and interconnection agreements among telecommunications service providers.
     In November 2005, the Ministry of Information Industry issued the Notice on Adjustment to Settlement for Interconnection Fees of Fixed-Line Local Telephone Networks, which provides for new settlement arrangement standards for fixed-line local telephone operators.
     In October 2006, the Ministry of Information Industry issued a second notice, which provides for a further adjustment of the settlement standards for fixed-line local telephone operators.
     On November 14, 2007, the former Ministry of Information Industry amended and issued the new regulations on interconnection settlement arrangements for Internet exchange centers, which reduced the standard monthly settlement tariff for Internet exchange centers from approximately RMB2,000/Mbps per month to RMB1,000/Mbps per month.
     Unicom Group has entered into agreements on interconnection with other telecommunications operators, including China Telecom and China Mobile. The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls:

Operator from Whose
Network Calls are	Operator at Whose Network	Current Main Settlement
Originated	Calls are Terminated	Arrangement
Mobile operator	Local fixed-line operator	(1) Mobile operator collects the usage fees from its subscribers;
(2) Mobile operator pays RMB0.06 per minute to local fixed-line operator.

Local fixed-line operator	Mobile operator	No revenue sharing or settlement.

Local fixed-line operator A	Local fixed-line operator B	(1) Operator A collects the usage fees from its subscribers;
(2) In the case of Intra-district calls, operator A pays operator B 50% of the intra-district usage fees;
(3) (i) In the case of local inter-district calls from operator A using operator B’s local inter-district

Operator from Whose
Network Calls are	Operator at Whose Network	Current Main Settlement
Originated	Calls are Terminated	Arrangement
trunk circuit, operator A collects the usage charge from its subscribers and pay RMB0.15 per minute to operator B; (ii) In the case of local inter-district calls from operator A not using operator B’s local inter-district trunk circuit, operator A collects the usage charge from its subscribers and pays operator B 50% of the intra-district usage fees
     The following table sets forth selected current major main interconnection revenue sharing and settlement arrangements for domestic long distance calls:

Operator at Whose	Operator at Whose	Current Main
Network Calls are	Network Calls are	Settlement
Originated	Terminated	Arrangement
Local fixed-line or mobile operator A (through the long distance network of operator A)	Local fixed-line or mobile operator B	Operator A pays RMB0.06 per minute to operator B
     The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for public switched telephone network international long distance calls, including calls originated from and terminated in Hong Kong, Macau and Taiwan:

Operator at Whose	Operator at Whose	Current Main
Network Calls are	Network Calls are	Settlement
Originated	Terminated	Arrangement
Local fixed-line or mobile operator A	Without using the carrier identity code of operator B, through the domestic and international long distance network of operator B	(1) Operator A collects the tariff from the subscribers; (2) If operator B is a fixed-line operator, operator A retains RMB0.06 per minute;
if operator B is a mobile operator, operator A retains local usage fee and RMB0.06 per minute;
(3) Operator B receives the rest of the international long distance tariff.
	Using the carrier identity code of operator B, through the domestic and international long distance network of operator B	(1) Operator B collects the tariff from the subscribers; (2) Operator B pays operator A RMB0.06 per minute, and operator B retains the rest of the international long distance tariff.
Local fixed-line or mobile operator A	Without using the carrier identity code of operator, through domestic long distance network of operator A and international gateway of domestic operator B to international end users.	(1) If operator A is a fixed-line operator, operator A retains a maximum amount of RMB0.54 per minute, and operator B receives the rest of the international long distance tariff;
(2) If operator A is a mobile operator, operator A retains local call tariff and RMB0.54 per minute.

     The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for VoIP long distance calls:

	Operator at Whose	Current Main
Operator from Whose Network	Network Calls are	Settlement
Calls are Originated	Terminated	Arrangement
Fixed-line or mobile operator A	Fixed-line or mobile operator B through the VoIP network of operator C	(1) Operator C collects the VoIP long distance usage fees from its subscribers;
(2) Operator C pays RMB0.06 per minute to operator B on the terminating end;
(3) No settlement between operator C and operator A on the originating end;
(4) Operator A collects local usage fees.
Technical Standards
     The MIIT is responsible for promulgating the technical standards for China’s telecommunications industry and establishing the technical requirements and testing parameters for telecommunications equipment (including network and end user equipment). The MIIT is also responsible for designating qualified institutes to test telecommunications equipment, which would grant network access licenses for the equipment that has successfully passed the relevant tests. Only telecommunications equipment for which a license has been granted may be sold and used in China.
     Most of the standards used in the Chinese telecommunications industry are generally based on the standards issued by the International Telecommunication Union, or ITU, 3rd Generation Partnership Project, 3rd Generation Partnership Project 2 and other international organizations for telecommunications standards, with more specific requirements made in light of China’s particular telecommunications industry. In January 2006, the former Ministry of Information Industry issued the technical standards for the TD-SCDMA technology, which China Mobile has been authorized to use for its 3G operations. Such technical standards have been adopted by the ITU as the international 3G standards for the TD-SCDMA technology. In May 2007, the former Ministry of Information Industry issued the technical standards for the other two 3G technologies, WCDMA and CMDA2000, which we and China Telecom have been authorized to use, respectively, for our 3G operations. On the basis of the technical standards used in China’s telecommunications industry, we may formulate our own technical standards based on our own needs and issue additional requirements for telecommunications equipment in order to meet our operational needs. All telecommunications equipment purchased by China’s telecommunication operators must have been granted a network access license issued by the MIIT and must meet the standards set forth by the relevant operators.
Quality of Service
     Under the Telecommunications Regulations, the MIIT and the relevant provincial Communications Administrations are responsible for supervising and monitoring the quality of services provided by telecommunications operators in China. Under the Telecommunications Regulations, customers of telecommunications operators have the right to submit their complaints to the MIIT and the relevant provincial telecommunications administrations or other relevant government authorities.
Universal Services
     Telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government, and the MIIT has the authority to delineate the scope of its universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with the finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. The MIIT and other relevant government authorities are still in the process of formulating the detailed regulations relating to the provision of such universal services. Such regulations, if promulgated, may require us to incur significant expenses to fulfill our universal service obligations and therefore could materially adversely affect our financial condition and results of operations.
     The MIIT has required major Chinese telecommunications service providers, including Unicom Group and former Netcom Group, to participate in a project to provide telecommunications services in a number of remote villages in certain designated provinces in China as transitional measures prior to the formalization of a universal service obligation framework. In participating in this project, Unicom Group has undertaken the universal service obligation to extend telecommunications service coverage to all administrative-level villages primarily through its transmission networks. In order to fulfill such obligations under those transitional measures, Unicom Group has agreed with us that it will assume the responsibility for investing in and constructing the necessary network facilities. If we operate and maintain such network facilities in our service regions, Unicom Group has agreed to compensate us for the related expenses based on fair market value. Currently, with our assistance, Unicom Group is further extending telecommunications service coverage to natural villages in remote areas in China as designated by the MIIT. We have been assisting Unicom Group in providing mobile telecommunications services to these remote villages and are responsible for the operation and maintenance of the relevant network facilities in our service areas.
     See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — The PRC Government may require us, along with other telecommunications service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.” under Item 3.
Capital Investment
     On July 16, 2004, the State Council promulgated, effective immediately, the Decision on Reform of Investment System, or the Investment Reform Decision, which significantly modified the government approval process for major investment projects in China. The Investment Reform Decision eliminated the government approval requirements for investment projects that do not involve direct government funding unless the investment projects are in the restricted sectors specified in an annually adjusted catalogue released by the State Council. The 2004 catalogue, which was attached as an annex to the Investment Reform Decision, sets forth approval requirements for individual investment projects in restricted sectors. Within the telecommunications sector, the investment projects that require the approval of the NDRC include:
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
     In addition, SASAC has an indirect influence over us as our controlling shareholder, Unicom Group, is under the direct supervision of SASAC. In particular, SASAC may designate certain nominees and request Unicom Group to propose the appointment of such nominees as our directors and senior management. SASAC may also request Unicom Group to remove our directors and senior management in accordance with relevant procedures provided by applicable law and our articles of association.
C. Organizational Structure
     We are incorporated in Hong Kong and as of May 31, 2009, we were 40.92% owned by Unicom BVI, which was 17.90% owned by Unicom Group and 82.10% owned by the A Share Company, which in turn was 61.05% owned by Unicom Group, 29.49% owned by Netcom BVI, which in turn was 100% owned by Unicom Group, 20.42% owned by public shareholders, 5.38% owned by Telefónica and 3.79% owned by SKT. See “A. History and Development of the Company” above. Set forth below are details of our significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
China Netcom Group Corporation (Hong Kong) Limited	Hong Kong	100%
China Unicom International Limited	Hong Kong	100%
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
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
     You should read the following discussion and analysis in conjunction with the selected financial data set forth in Item 3 and our consolidated financial statements, together with the related notes, included elsewhere in this annual report on Form 20-F. Since these are our first consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, the following is limited to a discussion of our financial condition and results of operations for the years ended December 31, 2007 and 2008, and no comparative information for the year ended December 31, 2006 has been included. For further details, please see “Special Note on Our Financial Information and Certain Statistical Information Presented in This Annual Report” above.
Merger with China Netcom, Acquisitions of Unicom Guizhou and Design Institute, and Disposal of CDMA Business and Fixed-Line Business and Assets in Shanghai and Guangdong
     We completed a merger with China Netcom in October 2008. See “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions” under Item 4. Because we and China Netcom were under the common control of the PRC Government both prior to and after the merger, the merger is considered as a business combination of entities and businesses under common control, and has been accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger Accounting for Common Control Combinations”, or AG 5, issued by the HKICPA in November 2005. In addition, we completed the acquisition of certain assets and business of Unicom Guizhou from Unicom Group in December 2007 and, prior to the merger with us, China Netcom completed an acquisition of the entire equity interest of Design Institute, a wholly-owned subsidiary of Netcom Group, in December 2007. Because we and Unicom Guizhou were under the common control of Unicom Group both prior to and after our acquisition of Unicom Guizhou, and China Netcom and Design Institute were under the common control of Netcom Group (which merged with and was absorbed by Unicom Group in January 2009) both prior to and after China Netcom’s acquisition of Design Institute, both acquisitions have been accounted for using merger accounting in accordance with AG5. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. The acquired assets and liabilities of China Netcom, Unicom Guizhou and Design Institute are stated at historical cost, and are included in the consolidated financial statements included in this annual report on Form 20-F as if those entities and their businesses acquired had always been part of our Company. Accordingly, the 2007 comparative figures in the consolidated financial information included in this Form 20-F have been restated to reflect the financial position, results of operations and cashflows of these acquired businesses.
     In addition, we completed the disposal of our CDMA business in October 2008. See “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions” under Item 4. In accordance with IFRS/HKFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations,” we recognized the CDMA business segment as discontinued operations and the CDMA business is presented separately as discontinued operations in our audited consolidated statement of income and statement of cash flow for the year ended December 31, 2008. As a result, the 2007 comparative figures in our audited consolidated statement of income and statement of cash flow included in this annual report on Form 20-F have been restated accordingly. Prior to our merger with China Netcom, China Netcom completed a disposal of the fixed-line telecommunications and related services in its Guangdong and Shanghai branches in February 2007. See “A. History and Development of the Company — History and Corporate Development of China Netcom” under Item 4. In accordance with IFRS/HKFRS 5, we recognized the fixed-line businesses in Guangdong and Shanghai branches as discontinued operations, and the fixed-line business in Guangdong and Shanghai branches are presented separately as discontinued operations in our audited consolidated statement of income and statement of cash flow for the year ended December 31, 2007.
Overview
     As a result of our merger with China Netcom in October 2008, we have become an integrated telecommunications operator in China providing mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services to our customers through our two business segments comprised of mobile services and fixed-line services. Following our acquisition of fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we have extended the coverage of all of our services nationwide. We, China Mobile and China Telecom are the three major telecommunications operators in China. See “A. History and Development of the Company — Restructurings of Telecommunications Industry.”
     The table below sets forth revenues from our major businesses and their respective percentage of our total revenue from continuing operations in 2007 and 2008 (excluding fixed-line upfront connection fees of RMB1,517 million in 2007 and RMB886 million in 2008).

	For the Year Ended December 31,
	2007		2008
	RMB in millions	As % of Total	RMB in millions	As % of Total
Continuing Operations
Total revenue (excluding fixed-line upfront connection fees)*	149,170	100.0	148,020	100.0
Total service revenue (excluding fixed-line upfront connection fees)	148,230	99.4	146,366	98.9
Include: GSM mobile business	62,547	41.9	64,704	43.7
Fixed-line business	85,683	57.5	81,662	55.2
Out of which:

	For the Year Ended December 31,
	2007		2008
	RMB in millions	As % of Total	RMB in millions	As % of Total
Continuing Operations
Broadband service	14,273	9.6	18,114	12.2
Total sales of telecommunications products	940	0.6	1,654	1.1

*	Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. Therefore, we consider that analyses of our operating results excluding upfront connection fees are more relevant to the readers of this report.
     Our service revenues from continuing operations primarily consist of the following:
•	usage fees and monthly fees for our GSM mobile and fixed-line telephone services, which are recognized when we render the service to our customers;

•	revenue from the provision of value-added services, which is recognized when we render the services to our customers;

•	revenue from the provision of broadband and other Internet-related services, mainly consisting of Internet access services, and managed data services, which is recognized when we render the service to our customers;

•	revenue from interconnection with other telecommunications operators, including Unicom Group, for calls made from their networks to our networks. We recognize interconnection revenue when the relevant calls are made by subscribers;

•	revenue from ICT services, which is recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provide can be estimated reliably; If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, service revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and service revenue should not be recognized; and

•	rental income from leases of customer-end equipment and transmission lines on our networks to Unicom Group, business customers and other telecommunications carriers in China. We recognize leased line rental revenue on a straight-line basis over the relevant lease term.
     Our revenue from continuing operations remained stable in 2008. Excluding RMB0.89 billion deferred fixed-line upfront connection fees, our revenue from continuing operations in 2008 was RMB148.02 billion, down by 0.8% from 2007, of which service revenue accounted for RMB146.37 billion, down by 1.3% from 2007, and revenue from sale of telecommunications products accounted for RMB1.65 billion, up by 76.0% from 2007.
     The following table sets forth our major costs and expenses items, both in terms of amount and as a percentage of total revenue from continuing operations in 2007 and 2008 (excluding fixed-line upfront connection fees of RMB1,517 million in 2007 and RMB886 million in 2008).

	For the Year Ended December 31,
	2007		2008
	RMB in millions	% of Total	RMB in millions	% of Total
Continuing Operations
Total revenue (excluding fixed-line upfront connection fees)*	149,170	100.0	148,020	100.0
Costs and expenses	123,446	82.8	140,765	95.1
Interconnection charges	11,214	7.5	12,011	8.1
Depreciation and amortization	47,369	31.8	47,678	32.2
Networks, operations and support expenses	16,022	10.7	16,577	11.2
Employee benefit expenses	17,540	11.8	18,902	12.8
Selling and marketing	17,562	11.8	17,384	11.7
General, administrative and other Expenses	13,981	9.4	14,131	9.6
Cost of telecommunications products sold	1,233	0.8	2,067	1.4
Finance costs, net of interest income	2,946	2.0	2,172	1.5
Impairment loss on property, plant and equipment	—	—	11,837	8.0
Realized loss on changes in fair value of derivative component of the convertible bonds	569	0.4	—	—
Other income-net	(4,990)	(3.4)	(1,994)	(1.4)

*	Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. Therefore, we consider that analyses of our operating results excluding upfront connection fees are more relevant to the readers of this report.
     Our major costs and expenses include the following:
•	interconnection expenses, representing amounts paid to other operators, including Unicom Group and Netcom Group, for calls from our networks to their networks and for calls made by our subscribers roaming in their networks;

•	depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets;

•	networks, operations and support expenses, mainly relating to repair, maintenance and operations of our networks;

•	employee benefit expenses, representing staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes, housing benefits and share-based compensation costs amortized over the vesting period of share options;

•	selling and marketing expenses, including commissions, promotion and advertising expenses, amortization of direct incremental costs for activating subscriber services and customer retention costs; and

•	general, administrative and other expenses, primarily including provision for doubtful debts, utilities, general office expenses and travel expenses.
     We have aimed to strengthen management and control costs to achieve greater efficiency. However, due to a series of challenges in 2008, including an economic downturn, natural disasters and industry restructuring, our total costs and expenses from continuing operations in 2008, excluding the effects of the non-recurring items, consisting of impairment loss on PHS business-related assets of RMB11.84 billion in 2008, tax refund on reinvestment in subsidiaries of RMB4.00 billion in 2007 and realized loss on changes in fair value of derivative component of the convertible bonds of RMB0.57 billion in 2007, would be RMB128.93 billion, up by 1.6% from 2007. We believe that these non-recurring items are not indicators of our operating performance from the perspective of continuing operations and thus excluding the effects of these non-recurring items may facilitate a better assessment of our performance and liquidity.
Critical Accounting Policies
     The preparation of our financial statements and this annual report on Form 20-F requires us to make estimates and judgments that affect the reported and disclosed amounts of assets and liabilities, including contingent assets and liabilities, as of the relevant dates and revenue and expenses for the relevant periods. We have identified below the areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the accounting policies and estimates, as critical to our business operations and an understanding of our results of operations and financial position. The impact and any associated risks related to these policies on our business operations are discussed throughout this Item 5 where such policies affect our reported and expected financial results. For a discussion of the application of these and other accounting policies, see Note 4 to our consolidated financial statements included in this annual report. There can be no assurance that actual results will not differ from those estimates and assumptions.
Significant Accounting Policies
Revenue Recognition
     Revenue comprises the fair value of the consideration received or receivable for the services and sales of goods or telecommunications products in the ordinary course of our business activities. Revenue is shown net of business tax, government surcharges, returns and discounts and after eliminating sales within our company.
     We recognize revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of our activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. We base our estimates on historical results, taking into consideration of the type of customer, the type of transaction and the specifics of each arrangement.

     Sales of services and goods
•	Usage fees and monthly fees are recognized when the services are rendered;

•	Revenues from the provision of broadband and other Internet-related services and managed data services are recognized when the services are provided to customers;

•	Revenue from telephone cards, which represents service fees received from customers for telephone services, is recognized when the related service is rendered upon actual usage of the telephone cards by customers;

•	Lease income from leasing of lines and customer-end equipment are treated as operating leases with rental income recognized on a straight-line basis over the lease term;

•	Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalized ring, wireless data services, caller number display and secretarial services to subscribers, is recognized when service is rendered;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognized when title has been passed to the buyers;

•	For CDMA promotional packages where CDMA handsets are provided to subscribers for their use during a specified contract period (see Note 4.2(a) to our consolidated financial statements included in this annual report), since the commercial substance of the transaction is to develop new contractual subscribers by offering handsets, the two elements of CDMA cellular services and handsets are considered as a linked transaction. Service revenues from such promotional packages are recognized based upon the actual usage of cellular services at the tariff set out in the contracts.

•	Certain PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset. When all of the following criteria are met, PHS handsets and related services are separately recognized as revenues according to their relative fair values. When any one of the following criteria is not met, total revenues from PHS bundled service contracts are recognized on a systematic basis to match the shorter of the pattern of usage of the PHS services by customers and the minimum non-cancellable contractual period.
(i)	PHS handsets and related services have value on a stand-alone basis;

(ii)	Reliable estimate for fair value of PHS handsets and related services exists; and

(iii)	In arrangements that include a general right of refund for the delivered item, performance of the undelivered item is considered probable and substantially in our control.
•	Revenue from information communications technology services are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, services revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and services revenue should not be recognized.
Deferred Revenue, Advances from Customers and Subscriber Points Reward Program
     Deferred revenue
     Deferred revenue mainly represents upfront non-refundable revenue, including connection fees, installation fees and receipts from the activation of SIM/UIM cards relating to the GSM and CDMA businesses, which are deferred and recognized over the expected customer service period.
     Advances from customers
     Advances from customers are amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognized as revenues upon the rendering of services.
     Subscriber points reward program
     The fair value of providing telecommunications services and the subscriber points reward are allocated based on their relative fair values. A portion of revenue equal to the fair value of the subscriber points reward is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired. The deferred revenue is recognized based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date; and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.

     Interest income
     Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.
     Dividend income
     Dividend income is recognized when the right to receive payment is established.
Critical Accounting Estimates and Judgments
Recognition of Upfront Non-Refundable Revenue and Direct Incremental Costs
     Mobile Telecommunications Services
     We defer and amortize upfront non-refundable revenue, including connection fees and activation fees of SIM cards or UIM cards from mobile subscribers over the expected customer service period. Accordingly, the related direct incremental costs of acquiring and activating GSM and CDMA subscribers, including costs of SIM or UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of mobile services, are also capitalized and amortized over the same expected customer service period. We only capitalized costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statements of income immediately. The weighted average customer service period of mobile business based on current estimates after considering the prevailing market environment is approximately 3 years (2007: approximately 3 years).
     The expected customer service period for our GSM and CDMA mobile business is estimated based on the expected stabilized churn rates of subscribers after taking into consideration factors such as customer retention experience, the expected level of competition, the risk of technological or functional obsolescence of our services and the current regulatory environment. If the estimate of the expected stabilized churn rate changes for future periods as a result of unexpected changes in competition environment, telecommunications technology or regulatory environment, the amount and timing of recognition of these deferred direct incremental costs and deferred revenue would also be changed.
     Fixed-Line Telecommunications Services
     We defer the recognition of upfront customer connection and installation fees and amortize them over the expected customer relationship period of 10 years. The related direct incremental installation costs are deferred and amortized over the same expected customer relationship period of 10 years, except when the direct incremental costs exceed the corresponding installation fees, the excess amounts are immediately written off as an expense to the statements of income.
     We estimate the expected customer relationship period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues may change for the future periods.
Depreciation on Property, Plant and Equipment
     Depreciation on our property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts up to residual values over the estimated useful lives of the assets. We review the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from property, plant and equipment. We estimate the useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

Revaluation of Property, Plant and Equipment
     Property, plant and equipment other than buildings and telecommunications equipment related to our GSM services is carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment. See Note 2.6 (iii) to our consolidated financial statements included in this annual report. Such equipment was revalued on a replacement cost or open market value approach, as appropriate, by an independent valuer. If the revalued amounts differ significantly from the carrying amounts of the equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the equipment. This will have an impact on our future results, since any subsequent decreases in valuation are first set off against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the statements of income and any subsequent increases are credited as income to the statements of income up to the amount previously charged to the statements of income and thereafter are credited to equity. In addition, the depreciation expenses in future periods will change as the carrying amounts of such equipment change as a result of the revaluation.
Impairment of Non-Current Assets
     We test whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.10 to our consolidated financial statements included in this annual report. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. We estimate value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-current assets and our results would be significantly affected. Such impairment losses are recognized in the statements of income, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.
     During 2008, we conducted the impairment test for the PHS service related assets, after considering the expected significant decline in revenue and profitability in 2009 and onwards. The impaired PHS business related assets were written down to their recoverable amount, which was determined based on their estimated value in use as there is no active market transaction for PHS business related assets. Estimated value in use was determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS business related assets. In estimating the future net cash flows, we made key assumptions and estimates on the appropriate discount rate of 15%, the period covered by the cash flow forecast of 3 years, the future loss of customers at an annual rate of declining ranging from 60% to 80%, and the decrease in average revenue per subscriber at an annual rate of decline at 15%.
     These assumptions and estimates were made after considering the historical trends, the prevailing market trends and the physical conditions of the PHS business related assets. Changes in these assumptions and estimates could have a significant impact on the estimated recoverable amount. Based on above, we recognized RMB11,837 million (2007: Nil) of impairment loss on PHS services related assets for the year ended December 31, 2008.
Provision for Doubtful Debts
     Accounts receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. We evaluate specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. We record a provision based on our best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as at each reporting date, we make a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining balances. We make such estimates based on our past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. For general subscribers, we make a full provision for receivables aged over 3 months, which is consistent with our credit policy with respect to the relevant subscribers.
     Our estimates described above are based on past experience, subscribers’ creditworthiness and collection trends. If circumstances change, including changes due to factors including developments in our business and the external market environment, we may need to re-evaluate our policies on doubtful debts, and make additional provisions in the future.
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
     For temporary differences which give rise to deferred tax assets, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to impairment loss and revaluation deficit on property, plant and equipment, provision for doubtful debts, deferred revenue and accruals of expenses not yet deductible for tax purpose. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to approximately RMB5,326 million as at December 31, 2008 (2007: approximately RMB2,514 million). Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.
     We believe we have recorded adequate tax provisions and deferred taxes based on the prevailing tax rules, regulations and interpretations and our current best estimates and assumptions. See “E. Taxation — People’s Republic of China” under Item 10. In the event that future tax rules, regulations and interpretations or related circumstances change, adjustments to current and deferred taxation may be necessary.
Equity-Settled Share Options
     On October 15, 2008, we granted share options under a special purpose share option scheme. See “E. Share Ownership — Stock Incentive Schemes — Special Purpose Share Option Scheme” under Item 6. The fair value of these options which are not traded in an active market are determined by using valuation techniques. We use our judgment to select an appropriate valuation method and make assumptions that are mainly based on market conditions existing at the grant date. The valuation model requires the input of subjective assumptions, including the volatility of share price, dividend yield and expected option life. Changes in subjective input assumptions can materially affect the fair value estimate. For details, please refer to Note 32 to our consolidated financial statements included in this annual report.
Recently Issued International Financial Reporting Standards
     The IASB has issued a number of new and revised IFRSs and interpretations that are first effective for the current accounting period commencing January 1, 2008 or are available for early adoption. The equivalent new and revised HKFRSs and interpretations consequently issued by the HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.
     Up to the date of issue of our 2008 financial statements, the following new standards and amendments or revisions to existing standards have been issued but not yet effective for the annual accounting period ended December 31, 2008 and have not been adopted by us:

Effective for
accounting period
beginning on or
after
IAS/HKAS 1 (Revised) “Presentation of Financial Statements”	January 1, 2009
IAS/HKAS 23 (Revised) “Borrowing Costs”	January 1, 2009

Effective for
accounting period
beginning on or
after
IAS/HKAS 27 (Revised) “Consolidated and Separate Financial Statements”	July 1, 2009
IFRS/HKFRS 2 (Amendment) “Share-based Payment”	January 1, 2009
IFRS/HKFRS 3 (Revised) “Business Combination”	July 1, 2009
IFRS/HKFRS 8 “Operating Segments”	January 1, 2009
IASB’s improvements to IFRS/HKICPA’s improvements to HKFRS:
IAS/HKAS 1 (Amendment) “Presentation of Financial Statements”	January 1, 2009
IAS/HKAS 19 (Amendment) “Employee Benefits”	January 1, 2009
IAS/HKAS 23 (Amendment) “Borrowing Costs”	January 1, 2009
IAS/HKAS 27 (Amendment) “Consolidated and Separate Financial Statements”	January 1, 2009
IAS/HKAS 36 (Amendment) “Impairment of Assets”	January 1, 2009
IAS/HKAS 40 (Amendment) “Investment Property” (and consequential amendments to IAS/HKAS 16 “Property, Plant and Equipment”)	January 1, 2009
IFRS/HKFRS 5 (Amendment) “Non-current Assets Held for Sale and Discontinued Operations” (and consequential amendments to IAS/HKAS 1 “First-time Adoption”)	July 1, 2009
     Apart from the above, there are also a number of minor amendments to IFRS/HKFRS 7, including “Financial Instruments: Disclosures,” IAS/HKAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors,” IAS/HKAS 10, “Events After the Balance Sheet Date,” IAS/HKAS 18, “Revenue” and IAS/HKAS 34, “Interim Financial Reporting.”
     We are currently in the process of making an assessment of the expected impact of these new standards, and amendments/revisions to existing standards in the period of initial application.
     In addition, we have elected early adoption of IFRIC/HK(IFRIC) 13, “Customer Loyalty Programmes” for the year ended December 31, 2008. In terms of the impact of early adoption of IFRIC/HK(IFRIC) 13, please see Note 2.2 point (b) “Subscriber point reward program” under the section headed “Changes of Accounting Policies and Estimates” to our financial statements included in this annual report.
Operating Results
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Revenue
     In 2008, we experienced various challenges, including changes in the economic environment, a further intensified trend of mobile substitution in our fixed-line business and downward adjustments in mobile roaming tariffs, as well as the telecommunications industry restructuring. By improving customer value, promoting bundling of fixed-line and mobile services and the application of value-added services, we maintained stable revenue from continuing operations. Revenues from continuing operations for 2008 amounted to RMB148.91 billion, a decrease from RMB150.69 billion for 2007, of which fixed-line upfront connection fees amounted to RMB0.89 billion. Excluding the effects of fixed-line upfront connection fees, our revenues from continuing operations for 2008 would amount to RMB148.02 billion, representing a decrease of 0.8% from RMB149.17 billion in 2007, of which our service revenue was RMB146.37 billion, representing a decrease of 1.3% from RMB148.23 billion in 2007, and revenue from sale of telecommunications products was RMB1.65 billion, representing an increase of 76.0% from RMB0.94 billion in 2007.
Mobile Business Revenue
     Revenue from our GSM mobile business grew in 2008. Revenue from our GSM mobile business increased by 4.3% from RMB62.56 billion in 2007 to RMB65.25 billion in 2008. Revenue from our GSM mobile business, as a percentage of our total revenue from continuing operations (excluding fixed-line upfront connection fees), increased from 41.9% in 2007 to 44.1% in 2008. The growth in revenue from our GSM mobile business is primarily due to the continued increase in the total number of our total GSM mobile subscribers, partially offset by the decrease in our subscribers’ ARPU.
     Our total number of GSM mobile subscribers was 133.37 million as of December 31, 2008, an increase of 10.6% from 120.56 million as of December 31, 2007. Total usage of our GSM mobile services was 376.67 billion minutes, an increase of 10.3% from 2007. ARPU from our GSM mobile business was RMB42.3 in 2008, a decrease of 7.4% from RMB45.7 in 2007. This decrease was primarily due to (i) our decreasing effective tariffs, which mainly resulted from pricing competition with other telecommunication operators in China and downward adjustments on tariffs by the PRC Government (which may continue in the future); and (ii) the fact that a significant portion of our incremental market consists of users from rural areas in China, many of whom tend to have less usage of telecommunications services (mobile services, in particular) and are more cost-sensitive than users from urban areas. The average MOU decreased by 1.3%, from 249.7 minutes in 2007 to 246.4 minutes in 2008, primarily due to the fact that a significant portion of our incremental market consists of users from rural areas in China, many of whom tend to have less usage of telecommunications services than urban users. See “D. Risk Factors — We may further lose fixed-line and mobile subscribers and our doubtful debt ratios may increase, which may materially adversely affect our financial condition, results of operations and growth prospects” and “D. Risk Factors — We may experience further declines in ARPU for our telecommunications services” under Item 3.
     The table below sets forth the revenue composition of our GSM mobile business and each revenue item’s respective share of total GSM revenue for the years ended December 31, 2007 and 2008.

	2007		2008
	RMB in million	As % of total	RMB in million	As % of total
Total revenue from GSM services	62,559	100.0%	65,254	100.0%
Service revenue	62,547	100.0%	64,704	99.2%
Usage fees and monthly fees	42,077	67.3%	40,464	62.0%
Value-added service revenue	13,528	21.6%	16,263	24.9%
Interconnection revenue	5,851	9.4%	6,858	10.5%
Others	1,091	1.7%	1,119	1.8%
Sales of GSM mobile telecommunications products	12	0.0%	550	0.8%
     Usage Fees and Monthly Fees. As a result of our tariff adjustments in response to intense market competition and the MIIT’s roaming charges adjustment in 2008, usage fees and monthly fees for our GSM mobile services were RMB40.46 billion in 2008, a decrease of 3.8% from RMB42.08 billion in 2007, and as a percentage of our total GSM service revenue, decreased from 67.3% in 2007 to 62.5% in 2008.
     Value-Added Service Revenue. As a result of our promotion of the value-added business, revenues from our GSM value-added services amounted to RMB16.26 billion in 2008, an increase of 20.2% from RMB13.53 billion in 2007 and as a percentage of GSM service revenue increased from 21.6% in 2007 to 25.1% in 2008. Of the total revenue from GSM value-added mobile services, revenue from our SMS services increased by 8.8% from RMB5.99 billion in 2007 to RMB6.52 billion in 2008; revenue from “Cool Ringtone” services increased by 34.6% from RMB1.85 billion in 2007 to RMB 2.49 billion in 2008; and revenue from caller identification services increased by 15.0% from RMB3.26 billion in 2007 to RMB3.75 billion in 2008. In addition, as we further expanded the coverage of our GPRS services and improved the quality of our GPRS network in 2008, our GPRS services became a new contributing factor to the growth of our GSM mobile value-added services. Revenue from our GPRS services significantly increased by 705.8% from RMB155 million in 2007 to RMB1,249 million in 2008 and its share of total GSM service revenue grew from 0.2% in 2007 to 1.9% in 2008.
     Interconnection Revenue. Our interconnection revenue increased by 17.2% from RMB5.85 billion in 2007 to RMB6.86 billion in 2008, and represented 10.6% of total service revenue in 2008 as compared with 9.4% in 2007. This increase is primarily due to the increased total usage of our GSM mobile services.
     Sales of Telecommunications Products. Revenues from our sale of GSM mobile telecommunications products increased 4,483.3% from RMB12 million in 2007 to RMB550 million in 2008, mainly due to the establishment of Unicom Vsens Telecommunications Company Limited in August 2008, which was principally engaged in sales of GSM handsets and telecommunications equipment and provision of technical services.
Fixed-Line Business Revenue
     In 2008, as mobile substitution further intensified and the declining trend of the fixed-line voice business continued, we further adjusted our business structure and continued to focus on the development of fixed-line broadband services. Excluding fixed-line upfront connection fees, our revenue from fixed-line business would have decreased by 4.4% from RMB86.61 billion in 2007 to RMB82.77 billion in 2008, of which service revenue would have decreased by 4.7% from RMB85.68 billion in 2007 to RMB81.66 billion in 2008. See “D. Risk Factors — We may further lose fixed-line and mobile subscribers and our doubtful debt ratios may increase, which may materially adversely affect our financial condition, results of operations and growth prospects” and “D. Risk Factors — We may experience further declines in ARPU for our telecommunications services” under Item 3.
     The table below sets forth the revenue composition of our fixed-line business and each revenue item’s respective share of total revenue from our fixed-line business for the years ended December 31, 2007 and 2008.

	For the Years Ended December 31,
	2007		2008
	RMB in Million	As % of Total	RMB in Million	As % of Total
Total revenue from fixed-line business (excluding fixed-line upfront connection fees)*	86,611	100.0	82,766	100.0
Service revenue (excluding fixed-line upfront connection fees)*	85,683	98.9	81,662	98.7
Usage fee and monthly fee	44,227	51.1	37,324	45.1
Fixed-line broadband service revenue	14,273	16.5	18,114	21.9
Interconnection revenue	7,911	9.1	7,500	9.1
Value-added service revenue	6,758	7.8	6,591	8.0
Leased line service revenue	3,741	4.3	4,597	5.6
Managed data, other internet-related service revenue	1,835	2.1	1,673	2.0
Others	6,938	8.0	5,863	7.0
Sales of fixed-line telecommunications products	928	1.1	1,104	1.3

*	Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. Therefore, we consider that analyses of our operating results excluding upfront connection fees are more relevant to the readers of this report.
     Usage Fees and Monthly Fees. Usage fees include local usage fees charged for local telephone calls and VoIP long distance calls, long distance usage fees for domestic and international long distance calls originated by our fixed-line subscribers, users of our pre-paid phone cards and certain other customers. Monthly fees represent the fixed amount of service charges to our customers for using our fixed-line telephone services.
     As a result of the full implementation of the “Calling-Party-Pays” tariff policy for mobile services and continuing downward adjustments of tariffs for fixed-line services, the substitution effect of fixed-line local services by mobile services became more intense. We experienced significant decline in the number of our fixed-line local telephone subscribers and substantial decline in revenue. Our local telephone subscribers decreased by 9.6% from 110.82 million at the end of 2007 to 100.15 million at the end of 2008. ARPU of the local telephone business decreased by 8.7% from RMB38.1 in 2007 to RMB34.8 in 2008. Total usage of local calls decreased by 7.3% from 202.55 million pulses in 2007 to 187.84 million pulses in 2008 and total usage of long distance calls decreased by 11.2% from 29.14 million minutes in 2007 to 25.87 million minutes in 2008. As a result, revenues from our usage fees and monthly fees in 2008 decreased by 15.6% from RMB44.23 billion in 2007 to RMB37.32 billion in 2008.
     Fixed-Line Broadband Service Revenue. Revenue from our fixed-line broadband services consists of revenue generated from DSL, LAN, and broadband-related value-added services. In 2008, we continued to focus on developing our fixed-line broadband services. Under our “content + application + access + services” marketing model, we improved penetration rate of our fixed-line broadband service, increased broadband access speed and diversified offerings of fixed-line broadband applications and bundled packages with fixed-line broadband services. While expanding the subscriber base of fixed-line broadband services, we stabilized the ARPU of our fixed-line broadband subscribers and increased the percentage of high-speed fixed-line broadband subscribers among all fixed-line broadband subscribers. Our fixed-line broadband subscribers increased by 28.6% from 19.77 million in 2007 to 25.42 million in 2008. ARPU of our fixed-line broadband business decreased from RMB69.5 in 2007 to RMB65.2 in 2008. However, revenues from our fixed-line broadband service increased significantly by 26.9% from RMB14.27 billion in 2007 to RMB18.11 billion in 2008, and as a percentage of the fixed-line service revenue, increased from 16.7% in 2007 to 22.2% in 2008. Fixed-line broadband service has become the main factor in counteracting the effect of mobile substitution in the decline of our fixed-line voice business.
     Interconnection Revenue. Revenue from our interconnection services consists of interconnection fees charged to other domestic telecommunications operators, principally China Mobile and China Telecom, for both local and long distance calls, and revenues from our interconnections with Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009) and Unicom Group. Revenue from our interconnection services decreased by 5.2% from RMB7.91 billion in 2007 to RMB7.50 billion in 2008. The decrease in interconnection revenue was mainly due to a decrease in voice traffic from other telecommunications operators as a result of the mobile substitution effect.
     Value-Added Service Revenue. Revenue from our value-added services consists of fees that we charge our customers for the provision of caller identification, PHS SMS, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenue from our value-added services decreased by 2.5% from RMB6.76 billion in 2007 to RMB6.59 billion in 2008, mainly due to the decrease in usage of our caller identification and PHS SMS services as a result of the significant reduction of our fixed-line telephone subscribers, including PHS subscribers.
     Leased Line Service Revenue. Revenue from our leased line services consists of fees that we receive from our government, corporate and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Revenue from our leased line services increased by 22.9% from RMB3.74 billion in 2007 to RMB4.60 billion in 2008, mainly due to the increased demand of leased line services by our government and SME customers.
     Managed Data Service and Other Internet-Related Service Revenue. Revenue from our managed data services consists of fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services. Revenue from our managed data services decreased by 19.3% from RMB1.28 billion in 2007 to RMB1.03 billion in 2008. The decrease was primarily due to decrease in usage of traditional DDN and frame relay services as a result of the substitution by new ways of access and our generally decreased effective tariffs. Revenue from other Internet-related services consists of revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from other Internet-related services increased by 15.8% from RMB0.55 billion in 2007 to RMB0.64 billion in 2008 due to the growth in demand by SMEs on dedicated Internet access services.
     Others. Other fixed-line related revenue mainly consists of ICT service revenue, upfront installation fees and other miscellaneous revenue items. Other fixed-line related revenue decreased by 15.5% from RMB6.94 billion in 2007 to RMB5.86 billion in 2008. This decrease was mainly due to the decrease in our ICT service revenue as a result of the change in our ICT business strategy. In 2008, we reduced sales of third-party products in connection with the provision of our ICT services, which, despite reducing our direct revenue, helped enhance the profit margin of our ICT services.
     Sales of Telecommunications Products. Revenue from our sales of fixed-line telecommunications products increased by 19.0% from RMB0.93 billion in 2007 to RMB1.10 billion in 2008, mainly due to the increase in sales of computers bundled with our fixed-line broadband services in 2008.
Costs and Expenses
     In 2008, we experienced upward pressures on costs and expenses brought by various challenges, including changes in the macroeconomic environment, severe natural disasters and our merger and reorganization activities. While stabilizing our operations, we took measures, such as controlling our out-of-pocket expenses, to control our costs and expenses. Total costs and expenses for our continuing operations in 2008 were RMB140.76 billion, representing an increase of 14.0% from RMB123.45 billion in 2007. Excluding the effects of the non-recurring items, consisting of impairment loss on PHS business-related assets in 2008 and tax refund on reinvestment in subsidiaries and realized loss on changes in fair value of derivative component of the convertible bonds in 2007, our total costs and expenses for our continuing operations in 2008 would have been RMB128.93 billion, representing an increase of 4.9% from RMB122.88 billion in 2007. The 4.9% increase was principally attributable to increases in networks, operations and support expenses, employee benefit expenses and interconnection charges and costs of telecommunications products sold, partially offset by decreases in finance costs, net of interest income.
     The table below sets forth the major items of costs and expenses from continuing operations and their respective percentages of the total revenue from continuing operations for the years 2007 and 2008:

	For the Year Ended December 31,
	2007		2008
	RMB in millions	% of Total	RMB in millions	% of Total
Continuing Operations
Total revenue (excluding fixed-line upfront connection fees) *	149,170	100.0	148,020	100.0
Costs and expenses	123,446	82.8	140,765	95.1
Interconnection charges	11,214	7.5	12,011	8.1
Depreciation and amortization	47,369	31.8	47,678	32.2
Networks, operations and support expenses	16,022	10.7	16,577	11.2
Employee benefit expenses	17,540	11.8	18,902	12.8
Selling and marketing	17,562	11.8	17,384	11.7
General, administrative and other expenses	13,981	9.4	14,131	9.6
Cost of telecommunications products sold	1,233	0.8	2,067	1.4
Finance costs, net of interest income	2,946	2.0	2,172	1.5
Impairment loss on property, plant and equipment	—	—	11,837	8.0
Realized loss on changes in fair value of derivative component of the convertible bonds	569	0.4	—	—
Other income-net	(4,990)	(3.4)	(1,994)	(1.4)

*	Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. Therefore, we consider that analyses of our operating results excluding upfront connection fees are more relevant to the readers of this report.
     Interconnection Charges. Interconnection charges increased by 7.1% from RMB11.21 billion in 2007 to RMB12.01 billion in 2008, primarily due to an increase in mobile interconnection traffic volume resulting from the increase of total usage of mobile services. The increase in interconnection charges is consistent with the increase of interconnection revenues. Interconnection charges as a percentage of total revenue (excluding fixed-line upfront connection fees) also increased from 7.5% in 2007 to 8.1% in 2008.
     Depreciation and Amortization. Depreciation and amortization expenses amounted to RMB47.68 billion in 2008, up by 0.7% from RMB47.37 billion in 2007, and as a percentage of our total revenue (excluding fixed-line upfront connection fees), slightly increased from 31.8% in 2007 to 32.2% in 2008.
     Networks, Operations and Support Expenses. Due to various factors, including large-scale expansion of network facilities and base stations and increases in utilities charges and repair and maintenance expenses (mainly resulting from natural disasters and additional network maintenance work during the Beijing Olympics Games period), we incurred networks, operations and support expenses of RMB16.58 billion in 2008, up by 3.5% from RMB16.02 billion in 2007. Networks, operations and support expenses as a percentage of our total revenue (excluding fixed-line upfront connection fees), was 11.2% in 2008, a slight increase from 10.7% in 2007. After our merger with China Netcom, we were able to share the network resources from China Netcom, which resulted in reduced costs for leasing telecommunications networks. Our lease fee for telecommunication network lease was RMB1.16 billion in 2008, down by 5.9% from 2007.

     Employee Benefit Expenses. As a result of our compliance with the new Labor Contract Law in China in 2008 and generally improved social average wages in China, our employee insurance premium expenses increased. In addition, we also incurred additional employee benefits-related costs for maintaining the continuity of our personnel during our integration with China Netcom. Our employee benefit expenses increased by 7.8% from RMB17.54 billion in 2007 to RMB18.90 billion in 2008, and as a percentage of our total revenue (excluding fixed-line upfront connection fees), increased from 11.8% in 2007 to 12.8% in 2008.
     Selling and Marketing Expenses. In 2008, we continued to strengthen our control on selling and marketing costs and ensure that agency fees paid to our sales agents are strictly in proportion to revenue contribution by the subscribers brought by such agents. In addition, during our restructuring and integration period in 2008, we consolidated our self-owned distribution channels and our sales agent resources to achieve increased synergies. As a result, we enhanced the overall effectiveness of our selling and marketing activities and our selling and marketing expenses decreased by 1.0% from RMB17.56 billion in 2007 to RMB17.38 billion in 2008. As a percentage of our total revenue (excluding fixed-line upfront connection fees), our selling and marketing expenses were 11.7% in 2008, the same level as in 2007.
     General, Administrative and Other Expenses. As the loss of our fixed-line subscribers increased in 2008, the delinquencies associated with such loss also increased. As a result, we increased our provision for doubtful debts in 2008 and our general, administrative and other expenses increased by 1.1% from RMB13.98 billion in 2007 to RMB14.13 billion in 2008, and as a percentage of the service revenue slightly increased from 9.4% in 2007 to 9.7% in 2008.
     Cost of Telecommunications Products Sold. As a result of a 76.0% increase in revenue from the sale of telecommunications products, we incurred RMB2.07 billion in cost of telecommunications products sold, up by 67.6% from RMB1.23 billion in 2007.
     Finance Costs, Net of Interest Income. In 2008, we further strengthened and improved our capital structure by enhancing the centralization of fund management and fund operation. In addition, we made early repayments of interest-bearing debts using the proceeds received from the disposal of the CDMA business. As a result, our finance costs, net of interest income, decreased by 26.3% from RMB2.95 billion in 2007 to RMB2.17 billion in 2008.
     Other Income-Net. In 2008, other income-net was RMB1.99 billion, mainly from the net gain on non-monetary asset exchange in connection with our replacement of copper cables in some of our fixed-line network regions with optical fibers. In 2007, we reinvested the undistributed profits into our subsidiaries and were granted a refund on a portion of the taxes previously paid by these subsidiaries amounting to approximately RMB4.00 billion. We recognized this tax refund as “other income” for 2007. Excluding the effect of RMB4.00 billion tax refund, other income-net for 2008 would be up by 101.4% from 2007.
     Impairment Loss on the PHS Business-Related Assets
     Upon the completion of our merger with China Netcom, we reconsidered our strategy relating to the PHS business. As we expected that the economic performance of the PHS business would deteriorate significantly, we prepared an updated analysis and forecast accordingly to determine if there had been an impairment of assets. After considering the expected significant decline in revenue and profitability in 2009 and onwards, we conducted an impairment test for the PHS business related assets. See “D. Risk Factors — Risks Relating to Our Business — If we fail to achieve a smooth discontinuation of PHS services or retain our PHS subscribers, our financial condition and results of operations may be adversely affected.” under Item 3. The impaired PHS business related assets were written down to their recoverable value, which was determined to be based on their estimated value in use. Value in use was determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS business related assets. In estimating the future net cash flows, we made key assumptions and estimates on the appropriate discount rate adopted, the period covered by the cash flow forecast, the future loss of customers and the expected average revenue per subscriber.
     These assumptions and estimates were made after considering the historical trends, the prevailing market trends and the physical conditions of the PHS business related equipment. Based on the above, we recognized an impairment loss on PHS business related assets of approximately RMB11.84 billion for the year ended December 31,

2008 and nil for the year ended December 31, 2007.
Income From Continuing Operations Before Income Tax
     In 2008, our income from continuing operations before income tax was RMB8.14 billion, down by 70.1% from RMB27.24 billion in 2007. After excluding fixed-line upfront connection fees for 2007 and 2008 and non-recurring items, consisting of impairment loss on PHS business-related assets of RMB11.84 billion in 2008, tax refund on reinvestment in subsidiaries of RMB4.00 billion in 2007 and realized loss on changes in fair value of derivative component of the convertible bonds of RMB0.57 billion in 2007, our income from continuing operations before income tax would be RMB19.09 billion in 2008, down by 14.3% from 2007.
     In 2008, our income before income tax from the discontinued CDMA services was RMB1.91 billion.
Income Tax
     Our income tax for continuing operations was RMB1.80 billion in 2008, down by 74.6% from RMB7.08 billion in 2007. Our effective tax rate for continuing operations in 2007 and 2008 was 26.0% and 22.1%, respectively. Excluding fixed-line upfront connection fees for 2007 and 2008 and non-recurring items, consisting of impairment loss on PHS business related assets in 2008, the tax refund on reinvestment in subsidiaries in 2007 and the realized loss on changes in fair value of the derivative component of the convertible bonds in 2007, our effective tax rate in 2007 and 2008 would be 31.8% and 24.9%, respectively.
     The decrease in our income tax was mainly due to our reduced profit before income tax. In addition, due to a downward adjustment of the enterprise income tax from 33% to 25% pursuant to the PRC Enterprise Income Tax Law which became effective on January 1, 2008, our income tax for 2008 also decreased.
Income from Continuing Operations
     Our income from continuing operations was RMB6.34 billion in 2008, as compared to RMB20.16 billion in 2007. Excluding fixed-line upfront connection fees for 2007 and 2008 and non-recurring items, consisting of impairment loss on PHS business related assets of RMB11.84 billion in 2008, tax refund on reinvestment in subsidiaries of RMB4.00 billion in 2007 and realized loss on changes in fair value of derivative component of the convertible bonds of RMB0.57 billion in 2007, our income from continuing operations would be RMB17.29 billion in 2008, up by 13.7% from RMB15.21 billion in 2007.
Income from Discontinued Operations
     Our income from discontinued operations was RMB1.44 billion in 2008. We also had a gain on the disposal of discontinued operations of RMB26.14 billion in 2008.
Net Income for the Year
     In 2008, our net income (including the income from continuing operations and discontinued operations) reached RMB33.91 billion, up by 58.2% from RMB21.44 billion in 2007. Our basic earnings per share was RMB1.43 in 2008, up by 53.8% from 2007. Excluding fixed-line upfront connection fees and non-recurring items, consisting of impairment loss on PHS business-related assets in 2008, tax refund on reinvestments in subsidiaries and realized loss on changes in fair value of derivative component of the convertible bonds in 2007, our basic earnings per share would be RMB1.89, up by 103.3% from 2007.
Liquidity and Capital Resources
Working Capital and Cash Flows
     As of December 31, 2008, we had RMB9.24 billion of cash and cash equivalents, as compared with RMB11.98 billion as of December 31, 2007. As of December 31, 2008, we had RMB0.24 billion of short-term bank deposits, as compared with RMB0.74 billion as of December 31, 2007. As of the end of 2008, we had a working capital deficit (current assets minus current liabilities) of RMB89.10 billion, decreasing by 3.0% from the working capital deficit of RMB91.87 billion as of the end of 2007. The decrease in working capital deficit in 2008 primarily resulted from our repayment of interest-bearing debt using the proceeds from the disposal of the CDMA business.
     A global financial crisis that unfolded in 2008 and has continued during 2009 has widely and adversely affected the financing markets of a number of countries where the banks and other financial institutions are reluctant to lend and impose stricter terms in their lending. Changes in the macroeconomic environment arising from the current global financial crisis have had an adverse impact on economic activity in the PRC. However, under a series of economic stimulus packages launched by the PRC Government, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in the PRC. As of December 31, 2008, the unutilized portion of our bank facilities was approximately RMB92.0 billion. Meanwhile, we will continue to optimize our fund raising strategy from short, medium and long-term perspectives and to pursue opportunities in the current capital market, to take advantage of the low interest rates. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in the PRC, and net cash inflows from our operations.
     The following table sets forth cash inflows and outflows in 2007 and 2008.

	For the Year Ended December 31,
	2007	2008
	RMB in millions	RMB in millions
Net cash inflow from operating activities of continuing operations	65,256	56,674
Net cash outflow from investing activities of continuing operations	(47,641)	(54,490)
Net cash outflow from financing activities of continuing operations	(29,805)	(35,070)

Net cash outflow from continuing operations	(12,190)	(32,886)
Net cash inflow from discontinued operations	4,303	30,145

Net decrease in cash and cash equivalents	(7,887)	(2,741)

     Our net cash inflow from operating activities of continuing operations decreased by 13.2% from RMB65.26 billion in 2007 to RMB56.67 billion in 2008. The decrease in net cash inflow from operating activities was mainly due to our settlement of payables.
     Our net cash outflow from investing activities of continuing operations was RMB54.49 billion in 2008, up by 14.4% from RMB47.64 billion in 2007, mainly due to our increased investment in our GSM network expansion and upgrade and payment for the purchase of businesses under common control.
     Our net cash outflow from financing activities increased by 17.7% from RMB29.81 billion in 2007 to RMB35.07 billion in 2008, resulting primarily from the proceeds from our commercial paper, bank loans and corporate bonds in 2008 decreasing by RMB22.04 billion, while our repayment of commercial paper, bank loans, corporate bonds and related party loans in 2008 decreasing by RMB15.19 billion and payment of prior year distribution in 2008 decreasing by RMB1.08 billion.
     Our net cash inflow from discontinued operations increased by 600.6% from RMB4.30 billion in 2007 to RMB30.15 billion in 2008, mainly resulting from the proceeds from the disposal of our CDMA business.
Indebtedness and Capital Structure
     The following table sets forth the amount of cash, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2007 and 2008.

	As of December 31,
	2007	2008
	(RMB in millions, except percentages)
Cash and cash equivalent and short-term bank deposits	12,714	9,476

	As of December 31,
	2007	2008
	(RMB in millions, except percentages)
Total assets	334,087	344,924
Short-term debt	47,390	21,996
Short-term bank loans	11,850	10,780
Short-term commercial paper	20,000	10,000
Current portion of long-term bank loans	7,411	1,216
Amounts due to related parties (interest-bearing)	8,129	—
Long-term debt	18,086	7,997
Corporate bonds	2,000	7,000
Non current portion of long-term bank loans	16,086	997
Shareholders’ equity	178,516	206,710
Debt-to-capitalization ratio(1)	26.8%	12.7%
Debt-to-equity ratio(2)	36.7%	14.5%

(1)	Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + shareholders’ equity).

(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/shareholders’ equity.
     Our debt-to-capitalization ratio was 12.7% at the end of 2008, compared to 26.8% at the end of 2007. Our debt-to-equity ratio was 14.5% at the end of 2008, compared to 36.7% at the end of 2007. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits by RMB20.52 billion as of December 31, 2008, while the sum of our long-term and short-term interest-bearing debt exceeded the amount of our cash and cash equivalents and short-term bank deposits by RMB52.76 billion as of December 31, 2007. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs.
     Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar, Japanese Yen and Euro, was RMB12.99 billion at the end of 2008, compared to RMB35.35 billion at the end of 2007. The decrease in 2008 was primarily due to our repayment of prior bank loans with proceeds from the disposal of the CDMA business. Our long-term bank loans bear floating interest rates that range from 4.86% to 6.8% or from U.S. dollar London Inter-Bank Offered Rate, or LIBOR, plus 0.35% to 0.44% per annum in 2008 with maturity through 2010. The loan agreements do not include financial performance or other covenants which may materially restrict our operations or those of CUCL, our principal operating subsidiary in China. As of December 31, 2008, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.
     Our long-term and short-term debts have declined in recent years. In order to further rationalize our debt structure and reduce our interest expense, we may continue to finance a portion of our business operations and capital expenditures through short-term borrowings. Our liquidity in the future will primarily depend on our ability to maintain adequate cash inflow from operations and obtain adequate external financing to meet our debt service obligations and planned capital expenditures. Our operating cash flows could be adversely affected by numerous factors beyond our control, including, but not limited to, changes in telecommunications tariffs, decreased demand for our telecommunications services and further intensified competition. Our ability to obtain external financing also depends on numerous factors, including, but not limited to, our financial condition and creditworthiness as well as our relationship with lenders. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be adversely affected” under Item 3.
     In September 2003, we entered into a US$700 million term loan facility with 13 financial institutions, which consisted of three tranches: a three-year US$200 million tranche, with an interest rate of 0.28% over the US$ LIBOR per annum, a five-year US$300 million tranche, with an interest rate of 0.35% over the US$ LIBOR per annum, and a seven-year US$200 million tranche, with an interest rate of 0.44% over the US$ LIBOR per annum. In October 2003, our company and CUCL entered into an agreement to re-lend such funds to CUCL with similar terms to finance the network construction of CUCL. We fully repaid the US$200 million 3-year tranche in 2006, the US$300 million 5-year tranche in September 2008 and the US$200 million 7-year tranche in November 2008 after obtaining consent for prepayment from the relevant lenders.

     On June 8, 2007, we issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a guarantee issued by Bank of China Limited. On September 3, 2008, we issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a guarantee issued by State Grid Corporation of China.
     In addition, prior to our merger with China Netcom, China Netcom’s wholly-owned subsidiary, CNC China (which merged with, and was absorbed by, our wholly-owned subsidiary, CUCL, in January 2009), issued two tranches of RMB10 billion unsecured commercial paper in the PRC capital market with repayment periods of 365 days and 270 days on April 30, 2007 and September 18, 2007, respectively. The effective interest rates were 3.34% and 3.93% per annum, respectively. These commercial papers were fully repaid on May 9, 2008 and June 16, 2008, respectively. On October 6, 2008, CNC China also issued RMB10 billion unsecured commercial paper in the PRC capital market with prepayment period of 365 days. The effective interest rate is 4.47% per annum.
Contractual Obligations and Commercial Commitments
     The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2008.

		Less than 1	Between 1 and	Between 3 and
	Total	year	3 years	5 years	Over 5 years
Short-term bank loans (1)*	11,013	11,013	—	—	—
Short-term commercial paper (2)*	10,447	10,447	—	—	—
Long-term bank loans (3)*	2,357	1,299	215	208	635
Corporate bonds (4)*	9,134	355	709	5,710	2,360
Other obligations	2,804	510	727	701	866
Capital commitments (5)	13,014	11,181	1,663	32	138
Operating leases commitments (5)	8,356	1,828	2,754	1,817	1,957

Total obligations	57,125	36,633	6,068	8,468	5,956

*	interest included

(1)	See Note 25 “Short-Term Bank Loans — Group” to our consolidated financial statements.

(2)	See Note 24 “Short-Term Commercial Paper — Group” to our consolidated financial statements.

(3)	See Note 19 “Long-Term Bank Loans” to our consolidated financial statements.

(4)	See Note 20 “Corporate Bonds” to our consolidated financial statements.

(5)	See Note 38 “Contingencies and Commitments” to our consolidated financial statements.
Off-Balance Sheet Arrangements
     As of December 31, 2008, we did not have any off-balance sheet arrangements.
     In January 2009, we completed our acquisitions, through CUCL, of certain telecommunications business and assets, including the fixed-line business across 21 provinces in southern China operated by Unicom Group and Netcom Group and/or their respective subsidiaries and branches, from Unicom Group and Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009). The total consideration for the above acquisitions is RMB6.43 billion, payable in cash. In addition, CUCL entered into a network lease agreement with Unicom Group, Netcom Group and Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to lease on an exclusive basis the telecommunications networks in 21 provinces in southern China, which are held by Unicom New Horizon and are necessary for the operation of the fixed-line business in southern China. The lease became effective in January 2009 upon the completion of our acquisitions of the fixed-line business in southern China. The annual lease fee payable by CUCL for the years ending December 31, 2009 and 2010 is RMB2.0 billion and RMB2.2 billion, respectively. See “A. History and Development of the Company — Recent Developments — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of

Telecommunications Networks in 21 Provinces in Southern China” under Item 4.
Capital Expenditures
     The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the Years Ended December 31,
	2008		2009
	(RMB in billions)	As percentage	(RMB in billions)	As percentage

3G mobile	—	—	38.70	35.2%
GSM mobile (1)	32.95	46.7%	23.70	21.5%
Fixed-line broadband and data services	9.05	12.8%	18.00	16.4%
Fixed-line business	0.73	1.0%	0.70	0.6%
Innovation and value-added platform	4.13	5.9%	3.00	2.7%
IT system	2.40	3.4%	4.00	3.6%
Infrastructure and transmission network	18.18	25.8%	19.70	17.9%
Others (2)	3.05	4.4%	2.20	2.1%

Total	70.49	100.0%	110.00	100.0%

(1)	Including the capital expenditure attributable to the initial preparation relating to the development of the 3G business.

(2)	Other expenditures consist of procurement of miscellaneous assets, equipment and spare parts.
     Our capital expenditure totaled RMB70.49 billion in 2008, which mainly consisted of investment in the GSM network and fixed-line broadband and data and transmission network infrastructure. Under our new development strategies, capital expenditure attributable to the GSM mobile business amounted to RMB32.95 billion in 2008, which included expenditure related to our initial preparation relating to 3G business. Capital expenditure attributable to fixed-line broadband and data business was RMB9.05 billion. Capital expenditure attributable to infrastructure and transmission networks was RMB18.18 billion.
     Our projected capital expenditure for 2009 is estimated to be approximately RMB110.0 billion, a significant portion of which will be used for investments in our 3G business, GSM mobile business, fixed-line broadband and data business and infrastructure and transmission networks.
     We expect to fund our capital expenditure needs through a combination of cash generated from operating activities, remaining proceeds from the disposal of our CDMA business, granted and unused banking facilities and other available financing sources. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be adversely affected.” under Item 3.
Item 6. Directors, Senior Management and Employees
A.	Directors and Senior Management
     The following table sets forth certain information concerning our current(1) directors and executive officers.

Name	Age	Position
Chang Xiaobing	52	Chairman of the Board of Directors and Chief Executive Officer
Lu Yimin(2)	45	Executive Director and President
Zuo Xunsheng(3)	58	Executive Director and Senior Vice President
Tong Jilu	51	Executive Director and Chief Financial Officer
Cesareo Alierta Izuel(4)	64	Non-Executive Director
Jung Man Won(5)	57	Non-Executive Director
Wu Jinglian	79	Independent Non-Executive Director

Name	Age	Position
Linus Cheung Wing Lam	61	Independent Non-Executive Director
Wong Wai Ming	51	Independent Non-Executive Director
John Lawson Thornton(6)	55	Independent Non-Executive Director
Timpson Chung Shui Ming(7)	57	Independent Non-Executive Director
Li Jianguo	55	Senior Vice President
Pei Aihua	58	Senior Vice President
Zhao Jidong	58	Senior Vice President
Li Fushen	46	Senior Vice President
Li Gang	51	Senior Vice President
Zhang Junan	52	Senior Vice President
Jiang Zhengxin	52	Senior Vice President

(1)	Mr. Shang Bing, Mr. Yang Xiaowei, Mr. Li Zhengmao and Mr. Miao Jianhua resigned as Executive Directors of our company on May 23, 2008. Mr. Li Gang and Mr. Zhang Junan resigned as Executive Directors of our company on October 15, 2008. Mr. Lu Jianguo and Mr. Lee Suk Hwan resigned as Non-Executive Directors of our company on October 15, 2008. Mr. Kim Shin Bae was appointed as a Non-Executive Director of our company on October 15, 2008 and resigned on January 22, 2009. Mr. Shan Weijian resigned as an Independent Non-Executive Director of our company on October 15, 2008.

(2)	Mr. Lu Yimin was appointed as an Executive Director of our company in October 2008.

(3)	Mr. Zuo Xunsheng was appointed as an Executive Director of our company in October 2008.

(4)	Mr. Cesareo Alierta Izuel was appointed as a Non-Executive Director of our company in October 2008.

(5)	Mr. Jung Man Won was appointed as a Non-Executive Director of our company in January 2009.

(6)	Mr. John Lawson Thornton was appointed as an Independent non-Executive Director of our company in October 2008.

(7)	Mr. Timpson Chung Shui Ming was appointed as an Independent Non-Executive Director of our company in October 2008.
     Mr. Chang Xiaobing was appointed in December 2004 as an Executive Director, Chairman and Chief Executive Officer of our company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a bachelor’s degree in telecommunications engineering and received a master’s degree in business administration from Tsinghua University in 2001. He received a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining China United Telecommunications Corporation, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Province and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the former Ministry of Information Industry, as well as Vice President of China Telecommunications Corporation. Mr. Chang was appointed the Chairman of China United Telecommunications Corporation in November 2004. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). He serves as the Chairman of Unicom Group, China United Telecommunications Corporation Limited (A Share Company) and China United Network Communications Corporation Limited (CUCL), respectively. Mr. Chang has extensive operational and managerial experience in the telecommunications industry.
     Mr. Lu Yimin was appointed as an Executive Director of our company in October 2008 and President of our company in February 2009. Mr. Lu, a professor level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1985 and then was awarded a master’s degree in public administration by the John F. Kennedy School of Government at Harvard University. Mr. Lu joined China Network Communications Group Corporation (Netcom Group) in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited (listed on the HKSE with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since May 2008. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also a Director and President of the A Share Company and a Director and President of CUCL. Mr. Lu

has extensive experience in government administration and business management.
     Mr. Zuo Xunsheng was appointed as an Executive Director of our company in October 2008 and a Senior Vice President of our company in February 2009. Mr. Zuo graduated from Guanghua School of Management of Peking University with an EMBA degree in 2004. From July 1993 to October 1997, Mr. Zuo served as Director of the former Bureau of Telecommunications of Jinan City, Shandong Province. From October 1997 to May 2000, Mr. Zuo served as Director of the former Posts and Telecommunications Bureau of Shandong Province. From May 2000 to April 2002, Mr. Zuo was President of the former Shangdong Telecommunications Company. Mr. Zuo joined Netcom Group as Vice President in April 2002, and served as Senior Vice President of China Netcom Group Corporation (Hong Kong) Limited (China Netcom) since July 2004, Chief Operating Officer of China Netcom since December 2005, Executive Director and Chief Executive Officer of China Netcom since May 2006 and Chairman of China Netcom since May 2008. In addition, Mr. Zuo has served as a Non-Executive Director and Deputy Chairman of PCCW Limited (listed on the HKSE with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since July 2007. Mr. Zuo is Vice Chairman and Vice President of Unicom Group. Mr. Zuo is also a Director of A Share Company and a Director and Senior Vice President of CUCL. Mr. Zuo is well experienced in telecommunications operations and has rich management experience.
     Mr. Tong Jilu was appointed in February 2004 as an Executive Director and Chief Financial Officer of our company. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a master’s degree in business administration from the Australian National University in 2002. Mr. Tong was Deputy Director General of the Posts and Telecommunications Administration of Liaoning Province, as well as the Posts Office of Liaoning Province. Mr. Tong joined China United Telecommunications Corporation in July 2000. He served first as Chief Accountant and later a Vice President and, from September 2003, a Director of China United Telecommunications Corporation. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited. Mr. Tong now serves as a Director, Vice President and Chief Accountant of Unicom Group. He is also a Director of the A Share Company and a Director and Senior Vice President of CUCL. Mr. Tong has extensive experience in the management of telecommunications companies and finance management of listed companies.
     Mr. Cesareo Alierta Izuel was appointed in October 2008 as a Non-Executive Director of our company. Mr. Alierta has been a member of the Board of Directors of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London) from January 1997 and has been Chairman of Telefónica S.A. since July 2000. Mr. Alierta is a member of the Board of Directors of Telecom Italia (listed on the stock exchange of Milan). He is also a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts’ Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree of business administration at the University of Columbia (New York) in 1970.
     Mr. Jung Man Won was appointed in January 2009 as a Non-Executive Director of our company. Mr. Jung holds a master’s degree of business administration from New York University, USA. From December 1976 to April 1978, he served as a Certified Public Accountant in Korea. From May 1978 to March 1993, he served first as a Deputy Director and later as a Director of the Ministry of Energy and Resources of Korea. From March 1993 to May 1994, he served as a Director of the European Trade Department of the Korean Ministry of Commerce and Industry. Mr. Jung joined the Corporate Planning Office of the SK Group in July 1994. He was credited with the successful implementation of the OK Cashbag business while serving as the head of the Customer Business Development Division of SK Energy Co., Ltd. (previously known as SK Corporation and Yukong Ltd.). Mr. Jung led the Mobile Internet Business Division of SKT (listed on the Korea Stock Exchange and NYSE) as Vice President for two years starting from December 2000. Mr. Jung served as the CEO of SK Networks Co., Ltd. since September 2003, during which he successfully guided the company to its present position within a short period of time. In January 2009, Mr. Jung rejoined SKT as President and CEO.

     Mr. Wu Jinglian was appointed in April 2000 as an Independent Non-Executive Director of our company. Mr. Wu is a senior researcher at the Development Research Center of the State Council (DRC), and a professor at the Graduate School of the Chinese Academy of Social Sciences and China Europe International Business School. Mr. Wu graduated from Fudan University and received honorary doctoral degrees in Social Science from the Hong Kong Baptist University and the University of Hong Kong in 2000 and 2005, respectively. Mr. Wu was previously an Executive Director of the DRC and Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu has been a visiting scholar at Yale University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.
     Mr. Linus Cheung Wing Lam was appointed in May 2004 as an Independent Non-Executive Director of our company. Mr. Cheung is Chairman of Asia Television Limited. Besides, Mr. Cheung is an independent non-executive director of Taikang Life Insurance Company Limited and a non-executive director of HKR International Limited (listed on the HKSE). Mr. Cheung also serves as Chairman of the University of Hong Kong School of Professional and Continuing Education, President of the Chartered Institute of Marketing (Hong Kong Region) and Adjunct Professor of the Chinese University of Hong Kong. Before this, Mr. Cheung was Deputy Chairman of PCCW Limited. Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social science and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.
     Mr. Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of our company. Mr. Wong is Senior Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the HKSE and the NYSE). He is an Independent Non-Executive Director of I.T Limited (listed on the HKSE). Besides, Mr. Wong is Non-Executive Director of Linmark Group and Kingsoft Corporation Limited (both listed on the HKSE). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was an Chief Executive Officer and Executive Director of Roly International Holdings Ltd and an Executive Director of Linmark Group. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.
     Mr. John Lawson Thornton was appointed in October 2008 as an Independent Non-Executive Director of our company. Mr. Thornton is currently a Professor and Director of the Global Leadership Program at Tsinghua University in Beijing. He is a Director and Non-Executive Chairman of HSBC North America Holdings Inc., as well as a Director of HSBC Holdings plc (listed on the HKSE, London Stock Exchange, NYSE, Paris Stock Exchange and Bermuda Stock Exchange), Ford Motor Company (listed on the NYSE), Intel Corporation (listed on NASDAQ Stock Exchange), News Corporation, Inc. (listed on the NYSE and the Australian Stock Exchange), the National Committee on United States-China Relations and the Financial Services Volunteer Corps, Inc. He is also a Chairman of the Brookings Institution Board of Trustees; President of the Hotchkiss School Board of Trustees; a Trustee of Asia Society, China Institute, China Foreign Affairs University and the United World College of East Africa Trust; an Advisory Board Member of Tsinghua University School of Economics and Management; and an International Advisory Committee member of China Reform Forum, the China Securities Regulatory Commission, Eisenhower Fellowships and Morehouse College. He served as an Independent Non-Executive Director of China Netcom from October 2004 to November 2008 and as an Independent Non-Executive Director of Industrial and Commercial Bank of China from October 2005 to November 2008. Mr. Thornton retired in July 2003 as President, Co-Chief Operating Officer and a Director of The Goldman Sachs Group, Inc. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and an M.P.P.M. from the Yale School of Management in 1980.
     Mr. Timpson Chung Shui Ming was appointed in October 2008 as an Independent Non-Executive Director of our company. Mr. Chung is currently a member of the National Committee of the 11th Chinese People’s Political Consultative Conference. Mr. Chung is also an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited and Nine Dragons Paper (Holdings) Limited (all listed on the

HKSE). From October 2004 to November 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was a Director of Hantec Investment Holdings Limited, the Chief Executive Officer of Shimao China Holdings Limited, the Chairman of China Business of Jardine Fleming Holdings Limited, the Deputy Chief Executive Officer of BOC International Limited, the Independent Non-Executive Director of Tai Shing International (Holdings) Limited, and the Chairman of the Council of the City University of Hong Kong. He was also the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree of business administration from the Chinese University of Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants.
     Ms. Li Jianguo was appointed as Senior Vice President of our company in February 2009. Ms. Li graduated from the Xiangtan University with a bachelor’s degree in Chemical Engineering in 1982 and received a master’s degree in business administration from the Hong Kong Polytechnic University in 2006. Ms. Li held various senior positions in China United Telecommunications Corporation, including serving as a director and chairperson of the Labour Union. Ms. Li also served as the Chairperson of the Board of Supervisors of A Shares Company and Executive Director of our company. Ms. Li served as Senior Management in Netcom Group since July 2007. She has also served as Executive Director of China Netcom since July 2007. Ms. Li holds a senior managerial position in Unicom Group. Ms. Li is a member of the Supervisory Board of A Share Company, as well as Director and Senior Vice President of CUCL. Ms. Li held leading positions in various enterprises, local governments and state ministries and committees for a long period of time, and she has extensive working and management experiences in government, authorities and enterprises.
     Mr. Pei Aihua was appointed as Senior Vice President of our company in February 2009. Mr. Pei is a senior engineer of professor level. He graduated from Beijing University of Posts and Telecommunications in microwave technology in 1976 and Changchun Optical Precision Machinery College with a master’s degree in electrical engineering in 1993. He received a master’s degree in information and communication management jointly organized by the Management School of Fudan University and the Norway Management School, and a doctor degree of management from the Hong Kong Polytechnic University. Mr. Pei was Deputy Director of the former China General Bureau of Posts and Telecommunications from June 1997 to July 2000, General Manager of Sichuan Provincial Telecommunications Company from July 2000 to July 2001, and Deputy General Manager of the former Beijing Telecommunications Company from July 2001 to April 2002. He has served as Deputy General Manager of Netcom Group since April 2002. He has also served as Senior Vice President of China Netcom since July 2004. Mr. Pei is a Deputy General Manager of Unicom Group, and Director and Senior Vice President of CUCL. Mr. Pei worked in the government and the telecommunications industry in China for a long period of time and has extensive management experience.
     Mr. Zhao Jidong was appointed as Senior Vice President of our company in February 2009. He graduated from Fudan University with a bachelor’s degree in English in 1975 and obtained a master’s degree in information and communication management jointly organized by the Management School of Fudan University and the Norway Management School in 2002. From November 1994 to May 2000, Mr. Zhao served as the Deputy Director and Director of the former Beijing Telecommunications Bureau. He served as General Manager of the former Beijing Telecommunications Company from May 2000 to July 2002, and General Manager of Beijing Communications Company from July 2002 to July 2003. He has served as Deputy General Manager of Netcom Group since July 2003. He has also served as Senior Vice President of China Netcom since July 2004. Mr. Zhao is a Deputy General Manager of Unicom Group, and Director and Senior Vice President of CUCL. Mr. Zhao has worked in the telecommunications industry for a long period of time and has extensive management experience.
     Mr. Li Fushen was appointed as Senior Vice President of our company in February 2009. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master’s degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom since September 2005 and has served as Executive Director of China Netcom since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. In addition, Mr. Li has served as a Non-executive Director of PCCW Limited since July 2007. Mr. Li is a Deputy General Manager of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.
     Mr. Li Gang was appointed as Vice President of our company in April 2006 and Senior Vice President of our company in February 2009. Mr. Li graduated from Beijing University of Posts and Telecommunications in 1985 and received a master’s degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Deputy Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Limited and as the Chairman and General Manager of Beijing Mobile Communication Co., Limited. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communitions Group Company Limited. From April 2006 to October 2008, Mr. Li served as an Executive Director of our company. Mr. Li is a Deputy General Manager of Unicom Group, Director and Senior Vice President of CUCL, Chairman of New Guoxin, Chairman of Unicom Vsens and Chairman of Unisk (Beijing) Information Technology Co. Limited. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.
     Mr. Zhang Junan was appointed as Vice President of our company in April 2006 and Senior Vice President of our company in February 2009. Mr. Zhang graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master’s degree in business administration from the Australian National University in 2002 and a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2008. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Limited. Mr. Zhang joined the China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communitions Group Company Limited. From April 2006 to October 2008, Mr. Zhang served as the Executive Director of our company. In addition, Mr. Zhang serves as a non-executive director of China Communications Services Corporation Limited. Mr. Zhang also serves as Deputy General Manager of Unicom Group, Director and Senior Vice President of CUCL, as well as Executive Director and General Manager of China Unicom Mobile Network Company Limited. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.
     Mr. Jiang Zhengxin was appointed as Senior Vice President of our company in February 2009. Mr. Jiang is a senior engineer of professor level. He received a bachelor’s degree of radio engineering from Beijing University of Posts and Telecommunications in 1982, a master’s degree of business administration from Jilin University in 2001, and a PhD in political economy from Jilin University in 2006. Mr. Jiang served as Deputy Director of the Bureau of Telecommunications Administration in Changchun of Jilin Province from February 1998 to July 1999. He was the Deputy General Manager of Jilin Mobile Communication Company from July 1999 to March 2004. He served as the Deputy General Manager of South Communication Co. Limited of Netcom Group from March 2004 to June 2004, and he was the General Manager of Zhejiang Branch of Netcom Group from June 2004 to September 2007. He has served as Deputy General Manager of Netcom Group since September 2007. Mr. Jiang is a Deputy General Manager of Unicom Group, Director and Senior Vice President of CUCL, as well as Chairman of Zhong Rong Information Service Limited Corporation. Mr. Jiang has worked in the telecommunications industry for a long period of time and has extensive management experience.

B. Compensation
     The aggregate compensation and other benefits paid by us to our directors and executive officers as a group in 2008 was approximately RMB14.44 million, while retirement benefits paid by us were approximately RMB125,000. Each of our executive directors and executive officers participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. Some of our directors also hold options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option schemes and options granted to our directors and executive officers as well as compensation for the year 2008.
C. Board Practices
General
     Pursuant to our articles of association, at each annual general meeting, one-third of our directors retire from office by rotation. The retiring Directors are eligible for re-election. The Board may at any time appoint a new director to fill a vacancy or as an additional director. The Board may also appoint and remove our executive officers. No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreements, except certain statutory compensation. The following table sets forth certain information concerning our current directors and former directors who served as directors in 2008.

Name	Appointment Date	Re-appointment Date	Resignation Date
Current Directors

Chang Xiaobing	December 21, 2004	May 12, 2006 and May 26, 2009	—

Liu Yimin	October 15, 2008	May 26, 2009	—

Zuo Xunsheng	October 15, 2008	May 26, 2009	—

Tong Jilu	February 1, 2004	May 12, 2004 May 12, 2006 and May 16, 2008	—

Cesareo Alierta Izuel	October 15, 2008	May 26, 2009	—

Jung Man Won	January 22, 2009	May 26, 2009	—

Wu Jinglian	April 20, 2000	May 13, 2002, May 12, 2004, May 12, 2005 and May 11, 2007	—

Linus Cheung Wing Lam	May 12, 2004	May 12, 2006 and May 16, 2008	—

Wong Wai Ming	January 19, 2006	May 12, 2006 and May 26, 2009	—

John Lawson Thornton	October 15, 2008	May 26, 2009	—

Timpson Chung Shui Ming	October 15, 2008	May 26, 2009	—

Former Directors

Shang Bing	November 5, 2004	May 12, 2005 and May 11, 2007	May 23, 2008

Yang Xiaowei	April 1, 2006	May 12, 2006 and May 11, 2007	May 23, 2008

Li Zhengmao	April 1, 2006	May 12, 2006 and May 16, 2008	May 23, 2008

Miao Jianhua	July 12, 2007	May 16, 2008	May 23, 2008

Li Gang	April 1, 2006	May 12, 2006 and May 16, 2008	October 15, 2008

Zhang Junan	April 1, 2006	May 12, 2006	October 15, 2008

Kim Shin Bae	October 15, 2008	—	January 22, 2009
Lu Jianguo	April 1, 2006	May 12, 2006	October 15, 2008

Lee Suk Hwan	October 23, 2007	May 16, 2008	October 15, 2008

Shan Weijian	May 12, 2003	May 12, 2005 and May 11, 2007	October 15, 2008

Audit Committee
     The audit committee reviews and supervises our financial reporting process and internal financial controls. The duties of the audit committee include, among others:
•	considering and approving the appointment, resignation and removal of our external auditor and the auditor’s fees;

•	reviewing our interim and annual financial statements and disclosures before submission to the board of directors;

•	discussing with the auditor any problems and reservations arising from the review of the interim and the audit of annual financial statements;

•	reviewing any correspondence from the auditor to our management and the responses of our management;

•	reviewing the relevant reports concerning our internal controls and procedures;

•	discussing with our management our internal control system to ensure that our management discharge their duties to have an effective internal control system in place;

•	pre-approving the audit and non-audit services to be provided by the external auditor, and determining whether any non-audit services would affect the independence of the auditor;

•	discussing with our management the timing and procedures for the rotation of the partner of the auditing firm responsible for the audit of our company and the partner responsible for the review of audit-related documents;

•	supervising the internal audit department, which will directly report to the committee; and

•	having the right to approve the appointment or removal of the head of internal audit department.
     As of May 31, 2009, the members of the audit committee are Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Wu Jinglian, Mr. Linus Cheung Wing Lam, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming.
Remuneration Committee
     The remuneration committee meets regularly to consider human resources issues, issuance of share options and other matters relating to compensation. In particular, the remuneration committee makes recommendations to the Board on directors’ compensation. The primary duties of the remuneration committee are to make recommendations to the Board regarding the remuneration structure of the executive directors and senior management and to determine specific remuneration packages for the executive directors and senior management on behalf of the Board. The remuneration committee is also responsible for operating our employee share option scheme and any other incentive scheme as they apply to the executive directors, including determining the granting of options to executive directors. As of May 31, 2009, the members of the remuneration committee are Mr. Wu Jinglian (Chairman of the remuneration committee), Mr. Linus Cheung Wing Lam, Mr. Wong Wai Ming, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming.
D. Employees
     As of December 31, 2006, 2007 and 2008, we had 194,134, 199,019 and 204,615 employees, respectively.
The employees as of December 31, 2008 are classified by function as follows:

	Number of		Number of
By Function	Employees	By Business Segment	Employees

Management and administration	35,154	GSM mobile	53,949
Other general administration	16,513	Fixed-Line	150,666
Marketing and sales	82,142
Technical, engineering and network maintenance	60,057

Retail and customer service	10,488	Total	204,615
General support	261

Total	204,615
     As of December 31, 2008, we also employed approximately 109,206 temporary employees.
     In connection with our merger with China Netcom, 150,666 employees transferred to our company from China Netcom. In addition, as a result of the disposal of our CDMA business, 19,480 employees were transferred to China Telecom. See “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions” under Item 4.
E. Share Ownership
     As of May 31, 2009, our directors and executive officers who own shares in our company are listed as follows:

		Ordinary	Percentage of Total
Name	Capacity and Nature	Shares Held	Issued Shares
Timpson Chung Shui Ming	Beneficial Owner (Personal)	6,000	0.0000%
     Apart from those disclosed herein, as of May 31, 2009, our other directors and executive officers as a group do not own any shares in our company.
     As of May 31, 2009, our directors and executive officers as a group hold options for 3,458,894 shares, or approximately 0.015% of our issued and outstanding share capital, including the following options granted under our pre-global offering share option scheme, share option scheme, and special purpose share option scheme:

						Compensation for
		Number of				2008
	Capacity and	Shares		Exercise	Consideration	(RMB in
Name	Nature	Covered(1)	Expiration Date	Price	Paid	thousand)
Directors

Chang Xiaobing	Beneficial Owner	526,000	December 20, 2010	HK$6.20	HK$1.00	3,295
	(Personal)	746,000	February 14, 2012	HK$6.35	HK$1.00

Lu Yimin	—	—	—	—	—	498

Zuo Xunsheng	Beneficial Owner	686,894	November 16, 2010	HK$5.57	—	507
	(Personal)

Tong Jilu	Beneficial Owner	292,000	June 22, 2010	HK$15.42	HK$1.00	2,465
	(Personal)	92,000	July 19, 2010	HK$5.92	HK$1.00
		460,000	February 14, 2012	HK$6.35	HK$1.00
	Beneficial Owner	32,000	July 19, 2010	HK$5.92	HK$1.00
	(Spouse)	40,000	February 14, 2012	HK$6.35	HK$1.00

Cesareo Alierta Izuel	—	—	—	—	—	57

Jung Man Won	—	—	—	—	—	—

						Compensation for
		Number of				2008
	Capacity and	Shares		Exercise	Consideration	(RMB in
Name	Nature	Covered(1)	Expiration Date	Price	Paid	thousand)

Wu Jinglian	Beneficial Owner	292,000	May 20, 2010(6)	HK$4.30	HK$1.00	365
	(Personal)	292,000	July 19, 2010	HK$5.92	HK$1.00

Linus Cheung Wing Lam	—	—	—	—	—	347

Wong Wai Ming	—	—	—	—	—	360

John Lawson Thornton	—	—	—	—	—	74

Timpson Chung Shui Ming	—	—	—	—	—	74

Employees(2)(3)(4)		16,977,600	June 21, 2010(5)	HK$15.42	HK$1.00
		4,058,000	June 22, 2010(5)	HK$15.42	HK$1.00
		8,664,000	May 20, 2010(6)	HK$4.30	HK$1.00
		40,608,000	July 19, 2010(5)	HK$5.92	HK$1.00
		128,000	December 20, 2010(5)	HK$6.20	HK$1.00
		150,310,000	February 14, 2012(5)	HK$6.35	HK$1.00
		99,940,204	November 16, 2010	HK$5.57	HK$1.00
		88,929,468	December 5, 2011	HK$8.26	HK$1.00

(1)	Each option gives the holder the right to subscribe for one share.

(2)	Include Mr. Shang Bing, Mr. Yang Xiaowei, Mr. Li Zhengmao and Mr. Miao Jianhua, who resigned as Executive Directors on May 23, 2008. The number of options outstanding as of May 31, 2009 included a total of 2,909,000 options held by Mr. Shang Bing, Mr. Yang Xiaowei and Mr. Li Zhengmao as beneficial owner (personal).

Mr. Shang Bing, Mr. Yang Xiaowei and Mr. Li Zhengmao were determined by the Board as “Transferred Personnel” pursuant to the Pre-Global Offering Share Option Scheme and the Share Option Scheme, and options held by them are subject to relevant terms of the Pre-Global Share Option Scheme and the Share Option Scheme. The number of options outstanding as of May 31, 2009 includes the options held by Mr. Shang Bing, Mr. Yang Xiaowei and Mr. Li Zhengmao as beneficial owner (personal).

(3)	Include Mr. Li Gang, Mr. Zhang Junan and Mr. Lu Jianguo, who resigned as Executive Directors on October 15, 2008. Number of options outstanding as of May 31, 2009 included a total 2,084,600 options held by them as beneficial owners (personal).

(4)	According to the terms of the CDMA business disposal between our company and China Telecom, some of our employees were transferred to China Telecom upon the CDMA business disposal becoming effective. Pursuant to the Pre-Global Share Option Scheme and the Share Option Scheme, the said transferred employees may exercise (a) all effective options (granted and vested under those two share option schemes) to the extent such options had not been already exercised and (b) all effective unvested options (options that had not vested by the time of such transfer of employees according to the applicable vesting schedule but were nevertheless vested by the Board pursuant to those two option schemes) at any time from the date of their transfer to the earlier of (i) 12 months after the date of the transfer and (ii) the end of applicable option period. All other options will lapse automatically on the date immediately after the date of such transfer of employees. The number of options outstanding as of May 31, 2009 and held by our employees includes a total number of approximately 22,500,000 options that are held by those transferred employees.

(5)	Include approximately 25,000,000 options, for which the Board extended the exercisable period for one year pursuant to amendments of the Share Option Scheme and the Pre-Global Offering Share Option Scheme approved by our shareholders on May 26, 2009, held by employees who were (i) determined by the Board as “Transferred Personnel” under the applicable share option scheme due to the transfers of those employees to other telecommunications operators as part of the 2008 industry restructuring (including some ex-directors and employees discussed in notes (2) and (4) above) and (ii) unable to exercise their options due to a “Mandatory Moratorium” as set forth in the Share Option Scheme and the Pre-Global Offering Share Option Scheme.

(6)	The original expiration date for these options was May 20, 2009, which was extended to May 20, 2010 by the Board pursuant to amendments of the Share Option Scheme and the Pre-Global Offering Share Option Scheme approved by our shareholders on May 26, 2009, because those options were not exercisable due to a “Mandatory Moratorium” as set forth in the Share Option Scheme and the Pre-Global Offering Share Option Scheme.
Stock Incentive Schemes
     Share Option Scheme. We adopted a share option scheme on June 1, 2000, and amended the scheme on each of May 13, 2002, May 11, 2007 and May 26, 2009. The amended scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of share options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. We plan to grant options that cover a total number of ordinary shares not exceeding 10% of the total number of our issued and outstanding shares as of May 13, 2002. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the nominal value of the shares; (ii) the closing price of the shares on the HKSE on the grant date of such option; and (iii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of May 31, 2009, 206,540,000 options granted by us under the share option scheme were outstanding and held by 3 directors and approximately 2,800 of our employees. As of May 31, 2009, 1,766,000 options with an exercise price of HK$15.42, 34,131,200 options with an exercise price of HK$6.18, 92,398,800 options with an exercise price of HK$4.3, 366,000 options with an exercise price of HK$4.66, 67,084,000 options with an exercise price of HK$5.92 and 10,652,000 options with an exercise price of HK$6.35 had been exercised.
     Pre-Global Offering Share Option Scheme. We adopted a pre-global offering share option scheme on June 1, 2000, and amended the scheme on each of May 13, 2002, May 11, 2007 and May 26, 2009. As of May 31, 2009, 16,977,600 options granted by us under the pre-global offering share option scheme were outstanding and held by approximately 185 of our employees. No option was held by the directors. We do not expect to grant further options under this scheme. The amended terms of the pre-global offering share option scheme are substantially the same as the share option scheme, except for the following:
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
     As of May 31, 2009, 6,396,800 options granted under this scheme had been exercised.
     Special Purpose Share Option Scheme. We also adopted a special purpose share option scheme on September 16, 2008, in connection with our merger with China Netcom and amended the scheme on May 26, 2009. The special purpose share option scheme provides for the grant of options to the optionholders of China Netcom, in consideration for the cancellation of their outstanding China Netcom options (whether vested or not) on October 14, 2008. There are two exercise periods for the options granted under the special purpose share option scheme, one of which commenced on October 15, 2008, and will end on November 16, 2010, with an exercise price of HK$5.57 and the other commenced on October 15, 2008, and will end on December 5, 2011, with an exercise price of HK$8.26. No amount was payable on acceptance of the grant of options under the special purpose share option scheme. As of May 31, 2009, 189,556,566 options granted under this scheme were outstanding and held by one director and approximately 690 of our employees. As of May 31, 2009, no options granted under this scheme had been exercised.
Item 7. Major Shareholders and Related Party Transactions
A.	Major Shareholders
     As of May 31, 2009, our controlling shareholder, Unicom Group, through its 17.90% direct interest in Unicom BVI, 61.05% direct interest in the A Share Company (which in turn holds 82.10% of Unicom BVI) and 100% direct interest in Netcom BVI, indirectly and beneficially owned approximately 16.7 billion shares of Unicom, or 70.40% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group’s shares are held by the SASAC and a group of eleven companies, most of which are state-owned enterprises in China. Shares beneficially owned by Unicom Group do not carry voting rights different from our other issued shares. In addition, Telefónica, which became our shareholder upon the completion of our merger with China Netcom, held 5.38% of our total outstanding shares.
     As of May 31, 2009, most of our shareholders of record were located outside of the United States. In addition,

as of May 31, 2009, there were approximately 72,405,304 ADSs outstanding, each representing 10 shares and together representing 3.05% of our total outstanding shares or 10.3% of our total outstanding shares not beneficially owned by our controlling shareholder.
B. Related Party Transactions
     Prior to our merger with China Netcom, Netcom BVI and Netcom Group (which was the 100% owner of Netcom BVI) did not have any shareholding interest in us. Upon completion of the merger, China Netcom became one of our wholly-owned subsidiaries and Netcom BVI currently owns 29.49% of our total outstanding shares. Accordingly, the related party transactions between China Netcom and its subsidiaries, namely, CNC China (which merged with, and was absorbed by, CUCL in January 2009 after the completion of our merger with China Netcom) and China Netcom System Integration (which became one of our wholly-owned subsidiaries upon the completion of our merger with China Netcom), on one hand and Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009 after the completion of our merger with China Netcom) on the other hand in effect before our merger with China Netcom became our related party transactions upon the completion of the merger.
     There were transactions between certain of our subsidiaries and Netcom Group in existence before our merger with China Netcom. Upon completion of the merger, these transactions became our related party transactions. On August 12, 2008, CUCL and Netcom Group entered into various framework agreements to record the principles governing, and the principal terms of, these continuing transactions that would take effect upon the completion of our merger with China Netcom.
     In addition, before our merger with China Netcom, we had entered into a number of service arrangements with Unicom Group and/or its subsidiaries (other than us and our subsidiaries) with respect to the provision of ongoing telecommunications and ancillary services between Unicom Group and us. On October 26, 2006, we entered into a comprehensive services agreement with Unicom Group to record such related party transactions. In order to include CNC China as a party to the service arrangements and to facilitate our business and operations after our merger with China Netcom, Unicom Group and the A Share Company entered into a comprehensive services agreement on August 12, 2008, and the A Share Company, CUCL and CNC China entered into a transfer agreement on August 12, 2008, to amend the terms of the continuing related party transactions between us and Unicom Group in existence before our merger with China Netcom, with effect upon the completion of the merger.
     Our related party transactions in connection with the lease of and the option to purchase the CDMA network from Unicom Group were terminated upon the disposal of our CDMA business.
     In January 2009, subsequent to our merger with China Netcom and the disposal of our CDMA business, we completed our acquisitions, through CUCL, of certain telecommunications business and assets from Unicom Group and Netcom Group, including the telecommunications business across 21 provinces in southern China. See “A. History and Development — Recent Developments — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4.
     Furthermore, the effects of certain of our and China Netcom’s related party transactions that occurred before 2008 (including, for example, those in relation to our and China Netcom’s initial public offerings) were not substantially affected by either our merger with China Netcom or the disposal of our CDMA business.
Continuing Related Party Transactions between China Netcom’s Subsidiaries and Netcom Group
     Details of the continuing related party transactions between China Netcom’s subsidiaries and Netcom Group, which became our related party transactions upon the completion of our merger with China Netcom, are summarized below.
Domestic Interconnection Settlement Agreement
     CNC China and Netcom Group entered into a domestic interconnection settlement agreement on November

6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. If CNC China notifies Netcom Group at least three months prior to the expiration of the domestic interconnection settlement agreement of its intention to renew the agreement, it can be renewed with the same terms for further three-year periods.
     Pursuant to the domestic interconnection settlement agreement, the parties agree to interconnect the networks of Netcom Group and CNC China and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.
     For domestic long distance voice services between Netcom Group and CNC China, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute, irrespective of whether the call terminates within the network of either Netcom Group or CNC China or outside the network of either Netcom Group or CNC China. The rate of RMB0.06 per minute is adjustable with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in the PRC from time to time.
International Long Distance Voice Services Settlement Agreement
     CNC China and Netcom Group entered into an international long distance voice services settlement agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. If CNC China notifies Netcom Group at least three months prior to the expiration of the international long distance voice services settlement agreement of its intention to renew the agreement, it can be renewed with the same terms for further three-year periods.
     Pursuant to the international long distance voice services settlement agreement, the parties agree to interconnect the networks of Netcom Group and CNC China and settle the charges received in respect of international long distance voice services on a quarterly basis.
     For outbound international calls from the PRC, Netcom Group reimburses CNC China for any amount CNC China pays to overseas telecommunications operators. The revenues received by Netcom Group less the amount paid to overseas telecommunications operators are shared between Netcom Group and CNC China in proportion to the estimated costs incurred by Netcom Group and CNC China in connection with the provision of outbound international long distance voice services.
     For inbound international calls into the PRC, the revenues received by CNC China from overseas telecommunications operators (other than China Netcom and entities under its control) less the amount paid to Netcom Group at the rate of RMB0.06 per minute (irrespective of whether the call terminates within the network of Netcom Group or within the network of other telecommunications operators) are shared between Netcom Group and CNC China in proportion to the estimated costs incurred by Netcom Group and CNC China in connection with the provision of inbound international long distance voice services. The rate of RMB0.06 per minute is adjustable with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in the PRC from time to time.
Engineering and Information Technology Services Agreement
     CNC China and Netcom Group entered into an engineering and information technology services agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. If CNC China notifies Netcom Group at least three months prior to the expiration of the engineering and information technology services agreement of its intention to renew the agreement, it can be renewed with the same terms for further three-year periods.

     The engineering and information technology services agreement governs the arrangements with respect to the provision of certain engineering and information technology-related services to CNC China by Netcom Group, which include planning, surveying, design, construction and supervision services in relation to telecommunications engineering projects and information technology services, including office automation, software testing, network upgrade, new business development and support system development.
     The charges payable for engineering and information technology-related services described above are determined with reference to the relevant market rates. In addition, where the value of any single item of engineering design or supervision-related services is expected to exceed RMB0.5 million or where the value of any single item of engineering construction-related services is expected to exceed RMB2 million, the award of such services will be subject to competitive bidding. The charges are settled between CNC China and Netcom Group as and when the relevant services are provided.
Master Sharing Agreement
     CNC China and Netcom Group entered into a master sharing agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. If CNC China notifies Netcom Group at least three months prior to the expiration of the master sharing agreement of its intention to renew the agreement, it can be renewed with the same terms for further three-year periods.
     Pursuant to the master sharing agreement:
(a)	CNC China agrees to provide customer relationship management services for large enterprise customers of Netcom Group;

(b)	CNC China agrees to provide network management services to Netcom Group;

(c)	CNC China agrees to share with Netcom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, human resources and other related matters of both CNC China and Netcom Group;

(d)	CNC China agrees to provide to Netcom Group supporting services, such as billing and settlement provided by CNC China’s business support center;

(e)	Netcom Group agrees to provide to CNC China supporting services, including telephone card production, development and certain related services;

(f)	Netcom Group agrees to provide to CNC China certain other shared services, including advertising, publicity, research and development, business hospitality, maintenance and property management;

(g)	Netcom Group agrees to provide certain office space in its headquarters to CNC China for use as CNC China’s principal executive office; and

(h)	CNC China and Netcom Group agree to share the revenues received by Netcom Group from other telecommunications operators whose networks interconnect with the Internet backbone network of Netcom Group and share the monthly connection fee that Netcom Group pays to the State Internet Switching Center.
     CNC China and Netcom Group co-own certain equipment and facilities that form the Internet backbone network of the PRC. This Internet backbone network interconnects with the networks of other telecommunications operators. Such interconnection arrangements generate revenues which other telecommunications operators settle with Netcom Group, and such revenues are shared between Netcom Group and CNC China under the master sharing agreement.

     The services referred to in paragraphs (a) to (g) above are provided by CNC China or Netcom Group and the revenues and fees referred to in paragraph (h) above are shared between CNC China and Netcom Group on an ongoing basis from time to time. The aggregate costs incurred by CNC China or Netcom Group for the provision of the services referred to in paragraphs (a) to (g) above and the revenues and fees receivable and payable by CNC China or Netcom Group as referred to in paragraph (h) above are apportioned between CNC China and Netcom Group according to their respective total asset values as shown in their respective financial statements on an annual basis.
Property Leasing Agreement
     CNC China and Netcom Group entered into a property leasing agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. If CNC China notifies Netcom Group at least three months prior to the expiration of the property leasing agreement of its intention to renew the agreement, it can be renewed on the same terms for further three-year periods.
     Pursuant to the property leasing agreement, CNC China agrees to lease to Netcom Group certain properties located throughout CNC China’s service regions for Netcom Group’s use as offices and for other ancillary purposes, and Netcom Group agrees to lease to CNC China certain properties located throughout CNC China’s service regions for CNC China’s use as offices and telecommunications equipment sites and for other ancillary purposes.
     The charges payable by CNC China and by Netcom Group under the property leasing agreement are based on the relevant market rates or the depreciation charges and taxes in respect of each property, provided that such depreciation charges and taxes shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then-prevailing market rates of the properties leased in that year.
Materials Procurement Agreement
     CNC China and Netcom Group entered into a materials procurement agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. If CNC China notifies Netcom Group at least three months prior to the expiration of the materials procurement agreement of its intention to renew the agreement, it can be renewed on the same terms for further three-year periods.
     Pursuant to the materials procurement agreement:
(a)	CNC China may request Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment;

(b)	CNC China may purchase from Netcom Group certain products, including cables, modems and telephone directories; and

(c)	Netcom Group agrees to provide to CNC China storage and transportation services related to the procurement and purchase of materials or equipment under the agreement.
     Under the materials procurement agreement, commissions and/or charges for the domestic materials procurement services referred to in paragraph (a) above cannot exceed 3% of the value of the relevant contract. Commissions and/or charges for the imported materials procurement services referred to in paragraph (a) above cannot exceed 1% of the value of the relevant contract. The price for the purchases of Netcom Group’s products referred to in paragraph (b) above is determined with reference to the following pricing principles and limits:
•	the price fixed by the PRC Government;

•	where there is no price fixed by the PRC Government but there is a price recommended by the PRC Government, the government-recommended price;

•	where there is neither a government-fixed price nor a government-recommended price, the market price; or
•	where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.
     Commission and/or charges for the storage and transportation services referred to in paragraph (c) above are to be determined with reference to the relevant market rates. Payments under the materials procurement agreement will be made as and when the relevant equipment or products are procured and delivered.
Ancillary Telecommunications Services Agreement
     CNC China and Netcom Group entered into an ancillary telecommunications services agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. If CNC China notifies Netcom Group at least three months prior to the expiration of the ancillary telecommunications services agreement of its intention to renew the agreement, it can be renewed on the same terms for further three-year periods.
     The ancillary telecommunications services agreement governs the arrangements with respect to the provision of ancillary telecommunications services to CNC China by Netcom Group. These services include certain pre-sale, on-sale and after-sale telecommunications services, such as assembling and repairing of telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customer acquisition and servicing, and other customer services.
     The charges payable for the services described above are determined with reference to the following pricing principles and limits:
•	the price fixed by the PRC Government;

•	where there is no price fixed by the PRC Government but there is a price recommended by the PRC Government, the government-recommended price;

•	where there is neither a government-fixed price nor a government-recommended price, the market price; or

•	where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.
     The service charges are settled between CNC China and Netcom Group as and when the relevant services are provided.
Support Services Agreement
     CNC China and Netcom Group entered into a support services agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. If CNC China notifies Netcom Group at least three months prior to the expiration of the support services agreement of its intention to renew the agreement, it can be renewed on the same terms for further three-year periods.
     Pursuant to the support services agreement, Netcom Group agrees to provide CNC China with various support services, including equipment leasing (other than equipment covered under the telecommunications facilities leasing agreement discussed below) and maintenance services, motor vehicle services, security services, basic construction agency services, research and development services, employee training services, advertising services and other support services.
     The charges payable for the services described above are determined with reference to the following pricing principles and limits:

•	the price fixed by the PRC Government;

•	where there is no price fixed by the PRC Government but there is a price recommended by the PRC Government, the government-recommended price;

•	where there is neither a government-fixed price nor a government-recommended price, the market price; or

•	where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.
     The service charges are settled between CNC China and Netcom Group as and when the relevant services are provided.
Telecommunications Facilities Leasing Agreement
     CNC China and Netcom Group entered into a telecommunications facilities leasing agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. If CNC China notifies Netcom Group at least three months prior to the expiration of the telecommunications facilities leasing agreement of its intention to renew the agreement, such agreement can be renewed on the same terms for further three-year periods.
     Pursuant to the telecommunications facilities leasing agreement:
(a)	Netcom Group agrees to lease certain inter-provincial fiber optic cables within CNC China’s service regions to CNC China;

(b)	Netcom Group agrees to lease certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) to CNC China; and

(c)	Netcom Group agrees to lease to CNC china certain other telecommunications facilities required by CNC China for its operations.
     The rental charges for the leasing of the inter-provincial fiber optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber optic cables, resources and telecommunications facilities, provided that such charges would not be higher than the relevant market rates. CNC China is responsible for the ongoing maintenance of such inter-provincial fiber optic cables and international telecommunications resources. CNC China and Netcom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in paragraph (c) above. Unless otherwise agreed by CNC China and Netcom Group, such maintenance service charges would be borne by CNC China. If Netcom Group shall be responsible for maintaining any telecommunications facilities referred to in paragraph (c) above, CNC China shall pay to Netcom Group the relevant maintenance service charges, which shall be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Netcom Group under the telecommunications facilities leasing agreement are settled between CNC China and Netcom Group on a quarterly basis.
Information and Communications Technology Agreement
     China Netcom System Integration, which also became one of our subsidiaries upon the completion of our merger with China Netcom, and Netcom Group entered into an information and communications technology agreement on November 6, 2007, which replaced a previous similar agreement, for a term of three years commencing on January 1, 2008. If both parties agree, the agreement can be renewed with the same terms for further three-year periods.

     Pursuant to the information and communications technology agreement:
(a)	China Netcom System Integration (and its subsidiaries) agrees to provide information and communications technology services to Netcom Group (and its subsidiaries, other than China Netcom and its subsidiaries), which include system integration services, software development services, operational maintenance services, consultancy services, equipment leasing-related services and product sales-and distribution-related services; and

(b)	China Netcom System Integration agrees to subcontract services ancillary to the provision of information and communications technology services referred to in paragraph (a) above, namely, system installation and configuration services, to the subsidiaries and branches of Netcom Group (other than China Netcom and its subsidiaries) in Netcom Group’s southern service regions in the PRC.
     The charges payable for the services provided under the information and communications technology agreement are determined with reference to the following pricing principles and limits:
•	the price fixed by the PRC Government;

•	where there is no price fixed by the PRC Government but there is a price recommended by the PRC Government, the government-recommended price; or

•	where there is neither a government-fixed price nor a government-recommended price, the market price.
     In relation to the charges payable for the services provided under the information and communications technology agreement that are to be determined with reference to the market price:
•	if the value of any single item of system installation and configuration services provided by Netcom Group (and its subsidiaries, other than China Netcom and its subsidiaries) to China Netcom System Integration (and its subsidiaries) is expected to exceed RMB0.3 million, the award of such services will be subject to competitive bidding; or

•	if the value of any single item of system integration, software development, operational maintenance, consultancy and equipment leasing-related services is expected to exceed RMB0.5 million, or where the value of any single item of product sales and distribution related services is expected to exceed RMB2 million, the award of such services will be subject to competitive bidding.
Related Party Transactions between CUCL and Netcom Group
     Summarized below are details of the transactions between certain of our subsidiaries and Netcom Group in effect before our merger with China Netcom, which became our related party transactions upon the completion of the merger and were recorded in a series of framework agreements entered into between CUCL and Netcom Group on August 12, 2008.
Framework Agreement for Interconnection Settlement
     CUCL and Netcom Group entered into a framework agreement for interconnection settlement on August 12, 2008, to record the principles governing, and the principal terms of, the then-existing continuing transactions between the parties whereby the parties agreed to interconnect the networks of Netcom Group and CUCL and settle charges received in respect of domestic long distance voice services within their respective service regions and international long distance voice services.
     Pursuant to the framework agreement for interconnection settlement, within the local networks, when a

CUCL mobile telephone customer calls a Netcom Group fixed-line customer, or when customers of the two operators make inter-network calls to various call centers, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute.
     When a CUCL mobile telephone user chooses to use Netcom Group’s domestic or international long distance call services, or when a Netcom Group local fixed-line user chooses to use CUCL’s domestic or international long distance call services, the telephone operator in the location of the called party makes a settlement payment to the telephone operator in the location of the calling party at the rate of RMB0.06 per minute.
     For domestic long distance voice services and Internet protocol voice services from one operator to another, for international voice services and international Internet protocol voice services from one operator to another, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute.
     However, for domestic long distance voice services between the parties where the calling party is unable to choose to use a third-party operator, the settlement payment rate will be RMB0.34 per minute if the call is made between 0:00 and 07:00 hours and RMB0.54 per minute if the call is made between 07:00 and 23:59 hours. For calls that need to be transferred to a third-party operator, the settlement rate for the transfer is RMB0.03 per minute.
Framework Agreement for Engineering and Information Technology Services
     CUCL and Netcom Group entered into a framework agreement for engineering and information technology services on August 12, 2008 to record the principles governing, and the principal terms of, the then-existing continuing transactions between the parties relating to the provision of certain engineering and information technology-related services to CUCL by Netcom Group. These services include the provision of planning, surveying, design, construction and supervision services in relation to telecommunications engineering projects and information technology services, including office automation, software testing, network upgrade, new business development and support system development.
     The charges payable for the engineering and information technology-related services described above are determined with reference to the relevant market rates. The award of such services is governed by requirements under the PRC Law on Invitation and Submission of Bids. The charges are settled between CUCL and Netcom Group as and when the relevant services are provided.
Framework Agreement for Property Leasing
     CUCL and Netcom Group entered into a framework agreement for property leasing on August 12, 2008 to record the principles governing, and the principal terms of, the then-existing continuing transactions between the parties relating to the leasing of properties (including offices and storage facilities) by CUCL from Netcom Group.
     The rental charges payable by CUCL to Netcom Group are based on the relevant market rates or the depreciation charges and taxes in respect of each property, provided that such depreciation charges and taxes shall not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review and adjustment every year to take into account the then-prevailing market rates of the properties leased in that year.
Framework Agreement for Ancillary Telecommunications Services
     CUCL and Netcom Group entered into a framework agreement for ancillary telecommunications services on August 12, 2008 to record the principles governing, and the principal terms of, the then-existing continuing transactions between the parties relating to the provision of ancillary telecommunications services to CUCL by Netcom Group.
     These services include certain pre-sale, on-sale and after-sale telecommunications services such as assembling and repairing of telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customer acquisition and servicing, and other customer services.

     The charges payable for the services described above are determined with reference to the following pricing principles and limits:
•	the price fixed by the PRC Government;

•	where there is no price fixed by the PRC Government but there is a price recommended by the PRC Government, the government-recommended price;

•	where there is neither a government-fixed price nor a government-recommended price, the market price; or

•	where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.
     The service charges are settled between CUCL and Netcom Group as and when the relevant services are provided.
Framework Agreement for Support Services
     CUCL and Netcom Group entered into a framework agreement for support services on August 12, 2008 to record the principles governing, and the principal terms of, the then-existing continuing transactions between the parties relating to the provision of various support services to CUCL by Netcom Group, including equipment leasing and maintenance services, motor vehicle services, security services, basic construction agency services, research and development services, employee training services, advertising services and other support services.
     The charges payable for the services described above are determined with reference to the following pricing principles and limits:
•	the price fixed by the PRC Government;

•	where there is no price fixed by the PRC Government but there is a price recommended by the PRC Government, the government-recommended price;

•	where there is neither a government-fixed price nor a government-recommended price, the market price; or

•	where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.
     The service charges are settled between CUCL and Netcom Group as and when the relevant services are provided.
Framework Agreement for Telecommunications Facilities Leasing
     CUCL and Netcom Group entered into a framework agreement for telecommunications facilities leasing on August 12, 2008 to record the principles governing, and the principal terms of, the then-existing continuing transactions between the parties relating to the lease by Netcom Group of certain international telecommunications resources and certain other telecommunications facilities to CUCL.
     Pursuant to the framework agreement for telecommunications facilities leasing:
(a)	Netcom Group agrees to lease certain inter-provincial fiber optic cables within CUCL’s service regions to CUCL;

(b)	Netcom Group agrees to lease certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) to CUCL; and

(c)	Netcom Group agrees to lease certain other telecommunications facilities required by CUCL for its operations.
     The rental charges for the leasing of the inter-provincial fiber optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber optic cables, resources and telecommunications facilities provided that such charges would not be higher than the relevant market rates. CUCL is responsible for the ongoing maintenance of such inter-provincial fiber optic cables and international telecommunications resources. CUCL and Netcom Group shall determine and agree which party is to provide maintenance services to the telecommunications facilities referred to in paragraph (c) above. Unless otherwise agreed by CUCL and Netcom Group, such maintenance service charges would be borne by CUCL. If Netcom Group shall be responsible for maintaining any telecommunications facilities referred to in paragraph (c) above, CUCL shall pay to Netcom Group the relevant maintenance service charges which shall be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Netcom Group under the Framework Agreement for Telecommunications Facilities Leasing are settled between CUCL and Netcom Group on a quarterly basis.
Amended Continuing Related Party Transactions
     Under the two-step approach described under “A. History and Development of the Company—Two-Step Voting Arrangements” of Item 4 above, the continuing transactions between CUCL and Unicom Group under the comprehensive services agreement entered into in 2006 were amended, effective upon the completion of our merger with China Netcom, with CNC China added as party to such transactions. The new comprehensive services agreement is valid for a term of three years. Unless CUCL and CNC China notify Unicom Group at least 60 days prior to the expiration of such agreement of their intention not to renew a new comprehensive services agreement, such agreement shall automatically be renewed for a further period of three years. The total amount paid by CUCL and CNC China to Unicom Group (or its subsidiaries, other than us and our subsidiaries) under the 2006 comprehensive services agreement and the new comprehensive services agreement was approximately RMB2.21 billion and RMB0.31 billion for continuing operations and discontinued operations, respectively, in 2008. Unicom Group paid RMB0.18 million to CUCL and CNC China in 2008.
     Details of the amended continuing related party transactions, the material terms of which are substantially similar to those of the related party transactions under the 2006 comprehensive services agreement, are summarized below.
Supply of Telephone Cards
     Unicom Group (or its subsidiaries, other than us and our subsidiaries) agrees to provide various kinds of telephone cards, including subscriber identity module cards, Internet protocol telephone cards, long-distance calling cards and rechargeable calling cards, for each of CUCL’s and CNC China’s various networks. Unicom Group agrees to ensure that the quality of its telephone cards complies with the standards set by the government authorities.
     Charges for the supply of these cards are based on the actual costs (including the cost of purchasing telephone cards, manufacturing cost and the cost of issuing telephone cards) incurred by Unicom Group or its subsidiaries in supplying the cards together with a margin over cost to be agreed from time to time, but in any case not to exceed 20% of the cost and subject to appropriate volume discounts. Under the new comprehensive services agreement, prices and volumes will be reviewed by the parties on an annual basis.
     In January 2009, we, through CUCL, completed the acquisition from Unicom Group of 100% of the equity interest in Unicom Xingye, which is engaged in, among other things, manufacturing, research and design of SIM cards and other telephone cards in the PRC. As a result, this transaction will eliminate our related party transactions with respect to telephone cards with Unicom Xingye.

Provision of Equipment Procurement Services
     Unicom Group agrees to provide comprehensive procurement services to each of CUCL and CNC China through its subsidiary or subsidiaries (other than us and our subsidiaries). Unicom Group agrees to procure foreign and domestic telecommunications equipment and other materials required in the operation of each of CUCL’s and CNC China’s various networks and agrees to provide services on management and consultation of competitive biddings and agency services.
     In addition, Unicom Group agrees to indemnify each of CUCL and CNC China for any loss caused by any negligence, default, act or omission of Unicom Group or its subsidiaries in respect of equipment procurement under the new comprehensive services agreement. The aggregate liability of Unicom Group for any claim under the new comprehensive services agreement shall not exceed the total amount of agency service fees paid to Unicom Group under the new comprehensive services agreement.
     Charges for these services described above are calculated at the rate of:
(a)	0.55% of the contract value of those procurement contracts up to and including US$30 million and 0.35% of the contract value of those procurement contracts over US$30 million, in the case of imported equipment; and

(b)	0.25% of the contract value of those procurement contracts up to and including RMB200 million and 0.15% of the contract value of those procurement contracts over RMB200 million, in the case of domestic equipment.
Interconnection Arrangements
     CUCL, CNC China and Unicom Group agree to interconnect various telecommunications networks of CUCL and CNC China on one hand and Unicom Group on the other hand.
     The parties agree to conduct settlement in accordance with the settlement standard stipulated in the Notice Concerning the Issue of the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian 2003 No. 454) promulgated by the former Ministry of Information Industry of the PRC on October 28, 2003.
     The parties further agree that if the settlement method (and its amendment from time to time) formulated by the relevant government authorities in respect of similar settlements between telecommunications networks is more favorable to each of CUCL and CNC China when compared with the above interconnection settlement arrangements, settlement shall be conducted pursuant to the more favorable settlement method.
     Previously, Netcom Group had interconnection arrangements with Unicom Group. These arrangements terminated upon the completion of our merger with China Netcom.
Mutual Provision of Premises
     CUCL, CNC China and Unicom Group (including itself or any of its subsidiaries, but other than us and our subsidiaries) agree to provide to each other premises (including buildings, air conditioning, electricity, power-generating equipment and other relevant auxiliary facilities) belonging to CUCL, CNC China or Unicom Group (including itself or any of its subsidiaries, but other than us and our subsidiaries or leased to CUCL, CNC China or Unicom Group (including itself or any of its subsidiaries, but other than us and our subsidiaries) by independent third parties upon the request of any of the three parties from time to time.
     Apart from cases where the premises have been leased from independent third parties, the use fees or the rental amounts are based on the lower of depreciation costs and market prices for similar premises in that locality. However, any of CUCL, CNC China or Unicom Group (including itself or any of its subsidiaries, but other than us and our subsidiaries) may choose to charge each other market price for premises rented to the other party or parties.

     In addition to the rental amounts, with respect to buildings, CUCL, CNC China or Unicom Group (including itself or any of its subsidiaries, but other than us and our subsidiaries) agree to pay scheduled water and electricity tariffs, air-conditioning charges and other expenses actually consumed or used, together with the property management fees for the leased buildings, in accordance with such price or fee standards stipulated by the pricing authority. Apart from the rental amounts and disbursements described above and other expenses incurred as a result of any breach of contract, the party providing the lease guarantees that the other party shall not be requested to pay any other expenses, including any taxes payable by the party providing the lease.
     In cases where the premises have been leased from an independent third-party, the use fees or the rental amounts are the amounts that are payable under the head lease. Charges for any air-conditioning and electricity are to be included in the rental amounts. In the case of shared premises, the use fees or the rental amounts are split in proportion to the respective areas occupied by the parties.
Provision of International Telecommunications Network Gateways
     Unicom Group agrees to provide international access to CUCL’s and CNC China’s international long distance call services through its gateways at Shanghai, Guangzhou and Beijing. Unicom Group agrees not to provide international telecommunications network gateway services to any other party.
     Charges for these services are based on the costs of Unicom Group to operate and maintain the international telecommunications network gateway facilities (including depreciation costs) that have been included in the management accounts of Unicom Group, verified and audited by local auditors and with a margin of 10% over such costs. CUCL and CNC China agree to retain all the revenues arising from the provision of international long-distance call services for their own benefit.
Provision of Operator-Based Value-Added Services
     Unicom Group (or its subsidiaries, other than us and our subsidiaries) agrees to use its operator-based network, equipment and operators to provide operator-based comprehensive value-added services to CUCL and CNC China, including, but not limited to, “Unicom Assistant” and operator-based message services.
     CUCL and CNC China agree to retain 40% of the revenues generated from operator-based value-added services provided to our subscribers (and actually received by CUCL and CNC China) and to allocate 60% of such revenues to Unicom Group for settlement, on the condition that such proportion allocated to Unicom Group shall not be higher than the average proportion allocated by independent operator-based value-added telecommunications content providers who provide operator-based value-added telecommunications content to us in the same regions.
Provision of Value-Added Telecommunications Services
     Unicom Group (or its subsidiaries, other than us and our subsidiaries) agrees to provide the customers of CUCL and CNC China with various types of value-added telecommunications services.
     CUCL and CNC China agree to retain a portion of the revenues generated from the value-added services provided to our subscribers (and actually received by CUCL and CNC China) and to allocate a portion of such revenues to Unicom Group for settlement, on the condition that such proportion allocated to Unicom Group shall not be higher than the average proportion allocated by independent value-added telecommunications content providers who provide value-added telecommunications content to us in the same regions. The percentage of revenues to be allocated to Unicom Group by each of CUCL and CNC China will vary depending on the types of value-added services provided to us.
Provision of “10010/10011” Customer Services
     Unicom Group (or its subsidiaries, other than us and our subsidiaries) agrees to provide customer services to CUCL and CNC China in relation to business inquiries, tariff inquiries, account maintenance, complaint handling (which are also known as “10010 basic services”), customer interviews and subscriber retention (which are also known as “10010 value-added services”).
     The service fees payable by CUCL and CNC China to Unicom Group shall be calculated on the basis of the costs of the customer services plus a profit margin of not more than 10%. The costs of the customer services will be the cost per operator seat multiplied by the number of effectively operating operator seats:
(a)	The cost per operator seat in economically developed metropolises, such as Beijing, Shanghai and Guangdong, shall be the Actual Cost per Operator Seat (as defined below) in such area for the previous year. The cost per operator seat in areas apart from those economically developed metropolises shall be the lower of the Actual Cost per Operator Seat in the same region and the nationwide (excluding Beijing, Shanghai and Guangdong) average of Actual Cost per Operator Seat (as defined below) plus 10%, in each case, for the previous year.

The “Actual Cost per Operator Seat” comprises wages, administration expenses, operation and maintenance expenses, depreciation of equipment and leasing for premises attributable to the customer services. The Actual Cost per Operator Seat in a certain area shall be the product of dividing the costs of Unicom Group providing “10010/10011” services (as confirmed in the audit report issued by an external audit firm) in the same region for the previous year by the average number of monthly operator seats of Unicom Group for the previous year. Such audit report and relevant supporting documents shall be provided to each of CUCL, CNC China and their auditors.

(b)	The number of effectively operating operator seats shall be determined in the following way: Unicom Group shall notify the number of operator seats of the previous month to CUCL and CNC China before the tenth day of each month. CUCL and CNC China shall confirm the number of effectively operating operator seats within five working days, based on the criteria as set out in the Service Standard for Telecommunications Operations (for Trial Implementation) published by the former Ministry of Information and Industry. The number of effectively operating operator seats will be subject to final confirmation by CUCL and CNC China.
     In addition, in January 2009, we completed our acquisition from Unicom Group of New Guoxin, which is mainly engaged in providing customer services and hotline services. As a result, this acquisition will eliminate our related party transactions with respect to customer services with New Guoxin.
Provision of Agency Services
     Unicom Group (or its subsidiaries) agrees to provide subscriber development services to CUCL and CNC China by telephone or through other channels by utilizing its paging network, equipment and operators.
     The pricing standard for the agency fees for such services is that the agency fees chargeable to CUCL and CNC China shall not exceed the average of agency fees chargeable by independent third-party agents providing subscriber development services to CUCL and CNC China in the same regions.
Provision of Engineering Design and Technical Services
     Unicom Group (or its subsidiaries) agrees to provide engineering design and technical services to CUCL and CNC China based on their demands and requirements.
     CUCL and CNC China agree to select the providers of engineering design services and technical services by way of public tender. Unicom Group agrees to ensure that it or its subsidiaries that provide such services shall possess qualifications and conditions that are not inferior to those of an independent third-party and shall participate in the tendering process on an equal footing with an independent third-party.
     The engineering design and technical services provided by Unicom Group to CUCL and CNC China shall not be less favorable than those similar services provided by an independent third-party to CUCL and CNC China.

     The pricing standard for the engineering design services shall be determined with reference to, but shall not be higher than, those set forth in the Standard Fees on Engineering, Exploration and Design Services promulgated and implemented by the original State Planning Commission and the Ministry of Construction in 2002 and other relevant national standards. In addition, such pricing standard shall not be higher than the one adopted by an independent third-party providing similar services in the same industry in the PRC.
     The pricing standard for the technical services shall be determined with reference to, but shall not be higher than, those set forth in the Notice of the State Planning Commission Concerning Printing and Issuance of the Interim Provisions on the Consulting Fee for Front End Work of Construction Projects promulgated by the State Planning Commission in 1999 and other relevant national standards. In addition, such pricing standard shall not be higher than the one adopted by an independent third-party providing similar services in the same industry in the PRC.
     In January 2009, we completed our acquisitions from Unicom Group of 100% of the equity interest in CITC and 100% of the equity interest in Unicom Xingye. CITC is engaged in, among other things, design and development of information networks. Unicom Xingye is engaged in, among other things, research and design of SIM cards and other telephone cards in the PRC. As a result, these acquisitions will eliminate our related party transactions in the areas of research and development of information networks and telephone cards with CITC and Unicom Xingye.
Leasing of CDMA Network Capacity
     Unicom Group had the exclusive license to offer CDMA cellular services in the PRC. It had constructed a CDMA network with comprehensive nationwide coverage through its wholly-owned subsidiary, Unicom New Horizon. After the acquisitions of Unicom New Century and Unicom New Horizon, we entered into a consolidated lease agreement with Unicom Group and Unicom New Horizon on March 24, 2005, to replace the three then-existing lease agreements between Unicom Group and Unicom Horizon on the one hand, and CUCL, Unicom New Century and Unicom New World, respectively, on the other hand. On October 26, 2006, we entered into a further updated lease agreement with Unicom Group and Unicom Horizon to replace the 2005 lease agreement. On June 29, 2007, we extended the 2006 CDMA lease for another year, until December 31, 2008. The lease fee for each of 2006, 2007 and 2008 had been RMB8.3 billion, RMB 8.4 billion and RMB6.0 billion, respectively.
     We had leased all of the constructed CDMA network capacity from Unicom Group and operated these CDMA networks in our cellular service areas on an exclusive basis and received all revenue generated from the operation. In addition to leasing network capacity, we also had the option, exercisable at any time during the lease period and for an additional year thereafter, to purchase the CDMA network in our cellular service areas.
     On June 2 and July 27, 2008, we, CUCL and China Telecom entered into a framework agreement and definitive agreement, respectively, to sell our CDMA business to China Telecom. The disposal of our CDMA business was completed on October 1, 2008. In addition, we were notified by Unicom Group that, on June 2 and July 27, 2008, Unicom Group, Unicom New Horizon and China Telecom entered into a framework agreement and definitive agreement, respectively, pursuant to which Unicom Group and Unicom New Horizon would sell their CDMA cellular telecommunications network to China Telecom. The disposal of the CDMA network was completed on October 1, 2008. In connection with the disposal of the CDMA business and CDMA network, Unicom Group, Unicom New Horizon and the A Share Company entered into an agreement on July 27, 2008, pursuant to which the A Share Company would waive or procure CUCL to waive the right to exercise CUCL’s option granted to it under the 2006 CDMA lease, to purchase the CDMA network at any time before December 31, 2008, and the parties agreed to terminate or procure the termination of that lease. See “A. History and Development of the Company—Sale of CDMA Business, Merger with China Netcom and Related Transactions” under Item 4.
Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China
     Under the two-step voting mechanism described in “A. History and Development of the Company—Two-Step Voting Arrangements” under Item 4, we completed our acquisitions, through CUCL, of certain telecommunications business and assets, including the telecommunications business across 21 provinces in southern China, from Unicom Group and Netcom Group pursuant to (1) an acquisition agreement entered into among Unicom Group, Netcom Group and the A Share Company on December16, 2008, under which the A Share Company agreed to acquire the relevant business and assets and (2) a transfer agreement entered into between the A Share Company and CUCL on December 16, 2008, under which the A Share Company agreed to transfer all of its rights and obligations under the acquisition agreement to CUCL. In addition, in order to operate the fixed-line business in the 21 provinces in southern China, CUCL entered into a network lease agreement with Unicom Group, Netcom Group and Unicom New Horizon. In connection with the lease, Unicom New Horizon also granted CUCL an option, but not an obligation, to purchase the telecommunications networks leased in southern China. See “A. History and Development—Recent Developments —Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4.
Mergers of Parent Companies and Subsidiaries
     As part of our integration with China Netcom, our wholly-owned subsidiary, CUCL, merged with CNC China, a wholly-owned subsidiary of China Netcom, with effect from January 2009, and upon such merger becoming effective, CUCL assumed all the rights and obligations of CNC China, and all the assets, liabilities and business of CNC China were vested in CUCL. In addition, China Netcom’s parent, Netcom Group, also merged with our parent, Unicom Group, with effect from January 2009, and upon such merger becoming effective, Unicom Group assumed all the rights and obligations of Netcom Group, and all the assets, liabilities and business of Netcom Group were vested in Unicom Group.
Agreements Relating to the Restructuring in Connection with Our Initial Public Offering
The Reorganization Agreement
     In relation to the restructuring in connection with our initial public offering, our wholly-owned subsidiary CUCL, entered into a reorganization agreement with Unicom Group, dated April 21, 2000. This agreement includes the following terms:
•	Unicom Group’s agreement to transfer to CUCL certain assets and liabilities;

•	mutual warranties and indemnities given by Unicom Group and CUCL in relation to the assets and liabilities transferred to CUCL and in relation to the restructuring;

•	undertakings by Unicom Group in favor of CUCL, including, among other things:
•	to hold and maintain all licenses received from the former Ministry of Information Industry in connection with any of our businesses for our benefit, and to allocate spectrum and to provide other resources to us;

•	subject to applicable Chinese laws and regulations in effect at the relevant time, to take all actions necessary to obtain, maintain, renew and otherwise extend to or for our benefit such governmental or regulatory licenses, consents, permits or other approvals as we shall require to continue to operate our businesses;

•	to arrange for us to participate in its international roaming arrangements;

•	not to engage in any business that competes with our businesses, except for the existing competing businesses of Unicom Group;

•	to grant us a right of first refusal in relation to any government authorization, license or permit, or other business opportunity to develop any new telecommunications technology, product or service;

•	to ensure that we can continue to use the premises for which title documentation cannot be obtained at this time, for a period of three years following the restructuring;

•	not to dispose of any of our shares it beneficially owns or to take or permit any other actions, including primary issuances of securities by us or CUCL, which would result in us or CUCL no longer constituting majority-owned subsidiaries of Unicom Group; and

•	not to seek an overseas listing for any of its businesses or the businesses of its subsidiaries in which we are engaged or may engage in the future except through us;
•	an option granted by Unicom Group to us to acquire Unicom Group’s interest in any telecommunications interest, such as Unicom Paging, Unicom Xingye and Unicom Group’s CDMA telephony license and business; and

•	a commitment by Unicom Group that it will provide continuous financial support to us when necessary.
     The new comprehensive services agreement entered into in 2008 provides that the determination of whether we or CUCL would constitute majority-owned subsidiaries of the Unicom Group shall be made in accordance with the PRC Enterprise Accounting Standards, as amended by the Ministry of Finance from time to time.
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
Trademark Agreement
     Unicom Group is the registered owner of the Unicom trademark in English, the trademark bearing the Unicom logo and the trademark of the word “Unicom” in Chinese (“”), which are registered at the PRC State Trademark Bureau. Under a PRC trademark license agreement entered into on May 25, 2000 between Unicom Group and CUCL, CUCL and our affiliates were granted the right to use these trademarks on a royalty-free basis for an initial period of five years, renewable at the option of CUCL. Under the terms of this agreement, we and our affiliates are the exclusive licensees of these trademarks, provided that Unicom Group may also license these trademarks to any of its existing or future subsidiaries. Unicom Group also agreed to license to CUCL any trademark that it registers in China in the future that incorporates the word “Unicom.”

Our Roaming Arrangements
     Prior to the acquisition of Unicom Guizhou, we and Unicom Group provided roaming services to each other. In addition, we made our long distance network available to Unicom Group in its implementation of its roaming arrangements with other operators. CUCL previously entered into two services agreements with Unicom Group, dated May 25, 2000 and November 22, 2001, respectively, and each of Unicom New Century and Unicom New World previously entered into a services agreement with Unicom Group, dated November 20, 2002 and November 20, 2003, respectively. These four services agreements provided for our roaming arrangements with Unicom Group, under which charges for these roaming services between us and Unicom Group were based on our respective internal costs of providing these services, and would be on no less favorable terms than those available to any third-party. We received 50% of Unicom Group’s international roaming revenue from third-party cellular international operators for calls using our long distance network.
     Under the 2006 comprehensive services agreement between Unicom Group and us, the roaming fee arrangements between Unicom Group and us are as follows:
•	The cellular subscribers using roaming services will pay roaming fees at the agreed rate of RMB0.60 per minute of roaming usage for both incoming and outgoing calls, based on the guidelines of the former Ministry of Information Industry.
•	If our cellular subscribers roam in the service areas of Unicom Group, we will be entitled to receive the roaming fees, which will be apportioned in the following way: (i) RMB0.40 per minute (the rate for local call charges under the guidelines of the former Ministry of Information Industry) will be paid to Unicom Group; and (ii) the remaining RMB0.20 per minute will be withheld by us;

•	If the cellular subscribers of Unicom Group roam in our service areas, Unicom Group will be entitled to receive the roaming fees, which will be apportioned in the following way: (i) RMB0.56 per minute will be paid to us; and (ii) RMB0.04 per minute will be withheld by Unicom Group; and

•	If our cellular business expands to cover all regions throughout the PRC, the arrangements set out above will be terminated automatically.
•	If the network of a third-party cellular network operator is made available to the cellular subscribers of Unicom Group pursuant to the international roaming arrangements of Unicom Group, or if the network of Unicom Group is made available to the subscribers of any third-party cellular network operator pursuant to such arrangements, we will receive 50% of all roaming revenue to be received under such international roaming arrangements.
     Prior to our acquisition of Unicom Guizhou, Unicom Guizhou operated the only CDMA cellular network of Unicom Group that we did not lease and the only GSM cellular network of Unicom Group. Upon the completion of such acquisition in December 2007, our cellular networks covered all regions in China and Unicom Group no longer operated any cellular networks in China. As a result of such acquisition, all transactions, including roaming arrangements, between Unicom Guizhou and us were eliminated and not treated as related party transactions retroactively. Similarly, the roaming arrangements for cellular networks between Unicom Group and us became no longer applicable. See “A. History and Development of the Company—Unicom Acquisitions and Sales” under Item 4.
Asset Transfer Agreement Relating to the Acquisition of Unicom Guizhou
     In relation to the acquisition of Unicom Guizhou by CUCL from Unicom Group, CUCL entered into an asset transfer agreement with Unicom Group, dated November 16, 2007. This agreement includes the following terms:
•	Unicom Group’s agreement to sell and CUCL’s agreement to purchase the GSM telecommunications assets and business and CDMA telecommunications business held by

Unicom Guizhou;
•	CUCL’s agreement to pay Unicom Group a cash consideration in the amount of RMB880 million;

•	The profit or loss of Unicom Guizhou for the period from December 31, 2006 to December 31, 2007, the effective date of the transfer, was transferred to Unicom Group; and

•	Representations and warranties given Unicom Group in relation to Unicom Guizhou.
Agreements Relating to the Restructuring in Connection with China Netcom’s Initial Public Offering
Reorganization Agreements
     In anticipation of it’s global offering in November 2004, China Netcom entered into certain transactions, including a series of transfers of assets and liabilities between China Netcom and Netcom Group. Following its restructuring, China Netcom provided:
•	telecommunications businesses in it’s northern and southern service regions; and

•	international telecommunications services in the Asia-Pacific region.
     Netcom Group continued to:
•	provide telecommunications services in provinces, autonomous regions and municipalities outside China Netcom’s northern and southern service regions; and

•	own non-core businesses.
     In addition, pursuant to a restructuring agreement entered among Netcom Group, China Netcom and CNC China on September 6, 2004, Netcom Group made various representations and warranties in relation to the transfers of businesses, assets and liabilities to China Netcom in the restructuring, which became effective on December 31, 2003. Netcom Group agrees to be responsible for all tax liabilities associated with the business, assets and liabilities transferred to China Netcom that were incurred prior to the restructuring. In addition, Netcom Group agrees to indemnify CNC China against any fines, claims, losses, damages, payments or other expenses incurred by CNC China in connection with or arising from, among other things:
•	a breach of any provision of the restructuring agreement on the part of Netcom Group or its subsidiaries (other than CNC China);

•	any matter occurring prior to the effective date of the restructuring relating to assets and liabilities transferred to CNC China under the restructuring;

•	the assets retained or held by Netcom Group after the restructuring;

•	any rights and interests in relation to all employees of CNC China who were employed by Netcom Group prior to the restructuring for the period of their employment by Netcom Group; and

•	any defect in property titles in respect of properties transferred to China Netcom under the restructuring.
     Furthermore, Netcom Group agrees to indemnify China Netcom, upon China Netcom’s request, against any losses, expenses or liabilities incurred by China Netcom as a result of any litigation or other claims against China Netcom or its subsidiaries that relate to events or circumstances that occurred or existed prior to the date of China Netcom’s global offering to the extent such matters were not disclosed in China Netcom’s financial statements as of

June 30, 2004. Netcom Group agrees to be responsible, upon China Netcom’s request, for any penalties, losses, or other liabilities incurred by China Netcom arising from the results of the audit of Netcom Group by the PRC National Audit Office for the accounting periods prior to November 10, 2004.
Netcom Group’s Undertakings
     In connection with the restructuring and the global offering, Netcom Group had, by a legally binding letter of undertakings dated September 5, 2004, with an unlimited term, undertaken to China Netcom and its subsidiaries that:
•	Netcom Group will extend its full support to China Netcom’s operations and development;

•	China Netcom will be the only basic telecommunications services provider operating in China (through its PRC subsidiary) under Netcom Group’s control that will have its securities listed on a stock exchange in Hong Kong or outside of China;

•	to the extent within Netcom Group’s control, China Netcom will be treated equally with Netcom Group and/or any other operators controlled by Netcom Group in relation to fixed-line telephone services, Internet services (including, but not limited to, fixed-line broadband services), data services, leased line services, international telecommunications services, value-added services or other related telecommunications services with respect to all approvals, transactions and arrangements between China Netcom and Netcom Group and/or such operators controlled by Netcom Group;

•	if Netcom Group obtains the license to operate any telecommunications business in China outside the current business scope of China Netcom’s PRC subsidiary (including, but not limited to a mobile telecommunications license, new telecommunications services and the testing and commercial operation of new technologies), Netcom Group will notify China Netcom as soon as possible, and upon China Netcom’s request, grant exclusively to China Netcom’s subsidiary conducting telecommunications business in China, through licensing or otherwise, the right to conduct such telecommunications business within the provinces, municipalities and autonomous regions where China Netcom conducts business. If these arrangements require the approval of the relevant government department, Netcom Group will use its best efforts to seek to obtain such approval;

•	to the extent within Netcom Group’s control, China Netcom will have the preferential right to acquire Netcom Group’s interest in companies or other entities that provide telecommunications services or their businesses; and

•	Netcom Group will fulfill the relevant universal services obligations for which it is responsible under relevant regulations and projects by the MIIT. Netcom Group will be responsible for the investment and construction of the network facilities required to fulfill the universal obligations of Netcom Group and/or China Netcom (or its subsidiary) in relation to obligations and other requirements. If China Netcom operates or maintains such network facilities in the regions where it operates in China, Netcom Group has agreed to provide China Netcom with reasonable compensation in respect of the relevant expenses arising as a result of the operation and maintenance of such network facilities, based on fair market value.
     The terms of the letter of undertakings do not obligate Netcom Group to provide any financial support to China Netcom.
Trademark Agreements between China Netcom and Netcom Group
     Before our merger with China Netcom, China Netcom had marketed its services under the “CNC” brand name and logo, which are registered trademarks in the PRC owned by Netcom Group. Netcom Group had registered the “CNC Connected” brand name and the “CNC MAX” brand name as a trademark for fixed-line broadband services. On October 8, 2004, China Netcom entered into a new trademark licensing agreement with Netcom Group for our use of, among other things, the “CNC” brand name and logo and the “CNC Connected” brand name. Under this agreement, Netcom Group has agreed to grant to China Netcom and its subsidiaries the right to use these trademarks on a royalty-free basis for ten years, which right is automatically renewable at China Netcom’s option. Currently, we no longer market our business under the “CNC” name and logo, the “CNC Connected” brand or the “CNC MAX” brand.
China Netcom’s Acquisition of CNC New Horizon BVI
     On September 12, 2005, China Netcom, Netcom BVI and Netcom Group entered into a conditional sale and purchase agreement whereby China Netcom agreed to acquire the entire equity interests of CNC New Horizon BVI, from Netcom BVI for a consideration of RMB12.8 billion, RMB3.0 billion of which was paid out to Netcom Group on October 31, 2005 at the consummation of the acquisition. Netcom Group had given certain representations, warranties and undertakings with respect to Netcom BVI’s title in CNC New Horizon BVI and China Netcom Group New Horizon Communications Corporation Limited, or CNC New Horizon, a wholly-owned subsidiary of CNC New Horizon BVI, the operations and assets and liabilities of CNC New Horizon and the legal status of CNC New Horizon BVI and CNC New Horizon.
     China Netcom’s acquisition in 2005 resulted in the transfer from Netcom Group to China Netcom of its fixed-line telecommunications assets and related liabilities in Heilongjiang Province, Jilin Province, the Inner Mongolia Autonomous Region and Shanxi Province.
     On November 3, 2006, CNC China completed its merger with CNC New Horizon BVI, with CNC China being the surviving entity.
Cooperation Agreement Between China Netcom and Netcom Group in Relation to the 2008 Beijing Olympic Games
     On September 15, 2005, CNC China entered into a cooperation agreement with Netcom Group whereby CNC China agreed to provide telecommunications goods and services to the Beijing Organization Committee for the Games of the XXIX Olympiad, or BOCOG. As consideration, CNC China is entitled to the right and opportunity to conduct product-related marketing activities using the 2008 Olympics composite logo and sponsorship logo as provided for under the sponsorship agreement between Netcom Group and BOCOG.
Sale of China Netcom’s Business of Guangdong and Shanghai Service Regions
     On February 28, 2007, China Netcom completed its sale of the telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality to Netcom Group for a cash consideration of RMB3.5 billion. Netcom Group assumed an aggregate principal amount of RMB3.0 billion of debt, which was due and owing to independent third parties upon completion of the disposal. China Netcom had given certain representations, warranties and undertakings with respect to the business operations and assets and liabilities of the sold business and assets.
China Netcom’s Purchase of Design Institute from Netcom Group
     On December 5, 2007, one of China Netcom’s wholly-owned subsidiaries, China Netcom Group System Integration, entered into an equity interest transfer agreement with China Netcom Group Beijing Communications Corporation, a wholly-owned subsidiary of Netcom Group, pursuant to which China Netcom System Integration acquired the entire equity interest of Design Institute for a total cash consideration of RMB299 million. This transaction was completed on December 31, 2007. The acquisition was intended to strengthen China Netcom’s operational and technical capabilities in providing consultancy services and comprehensive communications solutions.

China Netcom’s Loans Borrowed from its Subsidiaries and Other Holding Companies
     In 2007, China Netcom borrowed loans on an unsecured basis from its subsidiaries and other holding companies. The balances bear interest rates ranging from 3.0% to 3.8% per annum and have repayment terms of 3 years. As of December 31, 2008, all the loans had been repaid.
C. Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information
     See Item 18 “Financial Statements.” Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements.
Legal Proceedings
     We are not involved in any material litigation, arbitration or administrative proceedings. We are not aware of any pending or threatened litigation, arbitration or administrative proceedings expected to have a material effect on our financial condition and results of operations.
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
     Having taken into account such factors as our financial condition, cash flow position and requirements to ensure the sustainable future growth of our business, as well as the fact that a large portion of our profit in 2008 was derived from discontinued operations in 2008, our board of directors recommended payment of a final dividend of RMB0.20 per share for the financial year ended December 31, 2008, the same as the annual dividend per share for the financial year ended December 31, 2007. This represents a dividend payout ratio of 14.0%.
Item 9. The Offer and Listing
Market Price Information
     Our ADSs, each representing ten ordinary shares, are listed and traded on the NYSE. Our ordinary shares are listed and traded on the HKSE. The NYSE and the HKSE are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.
     The high and low closing prices of our ordinary shares on the HKSE and of our ADSs on the NYSE since listing are as follows:

	Price per Ordinary Share
	(HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2003	8.00	3.92	10.55	5.02
2004	10.20	5.20	13.18	6.78
2005	7.20	5.65	9.19	7.30
2006	12.44	6.25	15.46	8.03
2007	18.80	9.18	24.25	11.75

	Price per Ordinary Share
	(HK$)		Price per ADS (US$)
	High	Low	High	Low
2008	19.58	8.53	25.07	10.27
Quarterly:
First Quarter, 2007	11.78	9.18	15.09	11.75
Second Quarter, 2007	13.64	11.06	17.47	14.39
Third Quarter, 2007	16.08	11.28	21.03	14.35
Fourth Quarter, 2007	18.80	14.08	24.52	17.63
First Quarter, 2008	19.58	14.70	25.07	19.96
Second Quarter, 2008	18.48	13.92	22.79	17.49
Third Quarter, 2008(1)	16.48	9.95	21.03	12.60
Fourth Quarter, 2008	12.04	8.53	15.52	10.27
First Quarter, 2009	10.86	6.84	14.06	8.72
Monthly:
January 2009	10.86	6.84	14.06	8.79
February 2009	7.84	6.90	10.12	8.72
March 2009	8.63	7.00	11.23	8.77
April 2009	8.87	7.46	11.57	9.86
May 2009	9.75	8.83	12.82	11.07
June 2009 (through June 19, 2009)	11.86	10.38	15.50	13.72

(1)	Trading was suspended from May 23, 2008 to and including June 2, 2008 on the HKSE and on the NYSE.
Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
General
     Under our Articles of Association, we have the capacity, rights, powers, liabilities and privileges of a natural person and, in addition and without limiting the forgoing, we may do anything which is permitted or required to be done by any enactment or rule of law. The following is a summary of selected provisions of our Articles of Association:
Directors
Material Interests and Voting
     A director shall not vote (or be counted in the quorum) on any resolution of our board of directors in respect of any contract or arrangement or proposal in which he or any of his associates (as defined in the HKSE Listing Rules) is, to his knowledge, materially interested, and if he shall do so, his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition does not apply to any contract, arrangement or other proposal for or concerning:
•	the giving of any security or indemnity either (i) to the director or any of his associates (as defined in the HKSE Listing Rules) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of Unicom or any of its subsidiaries or (ii) to a third-party in respect of a debt or obligation of Unicom or any of its subsidiaries for which the director or any of his associates has assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;
•	an offer of shares or debentures or other securities of or by Unicom (or any other company which Unicom may promote or be interested in) where the director or any of his associates is or will be an interested participant in the underwriting or sub-underwriting of the offer;

•	any other company in which the director or any of his associates is interested only, whether directly or indirectly, as an officer or shareholder or in which the director or any of his associates is beneficially interested in shares of that company, provided that he, together with any of his associates, is not beneficially interested in 5% or more of (i) the issued shares of any class of such company (or of any third company through which such interest is derived), or (ii) the voting rights attached to such issued shares or securities (excluding for the purpose of calculating such 5% interest, any indirect interest of such director or any of his associates by virtue of Unicom’s interest in such company);

•	the benefit of employees of Unicom or any of its subsidiaries, including (i) the adoption, modification or operation of any employee share scheme under which the director or any of his associates may benefit or (ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors, their associates and employees of Unicom or any of its subsidiaries and does not provide in respect of the director or any of his associates, any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

•	any contract or arrangement in which the director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of Unicom by virtue only of his interest in shares or debentures or other securities of Unicom.
Remuneration and Pensions
     The directors of Unicom are entitled to receive by way of remuneration for their services such sum as is from time to time determined by Unicom in a general meeting. The directors are also entitled to have reimbursed all traveling, hotel and other expenses reasonably incurred by them in or about the performance of their duties as directors. The board of directors may grant special remuneration to any director who performs services that, in the opinion of the board, are outside the scope of the ordinary duties of a director.
     The board may establish and maintain any contributory or non-contributory pension or superannuation funds for the benefit of, or give donations, gratuities, pensions, allowances or emoluments to, any persons (i) who are or were at any time in the employment or service of Unicom, or of any company which is a subsidiary of Unicom, or is allied or associated with Unicom or with any such subsidiary company, or (ii) who are or were at any time directors or officers of Unicom or of any such other company above, and have or who have had any salaried employment or had hold office in Unicom or such other company, and the wives, widows, families and dependents of any such persons, and may make payments for or towards the insurance of any such persons. Any director holding any such employment or office is entitled to participate in, and retain for his own benefit, any such donation, gratuity, pension, allowance or emolument.
Borrowing Powers
     The directors may exercise all the powers of Unicom to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of Unicom and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of Unicom or of any third-party.
Qualification of Directors

A director of Unicom is not required to hold any qualification shares.
Rotation of Directors
     At every annual general meeting, one-third of the directors for the time being, or, if the number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation, except for any director holding office as chairman or chief executive officer. The directors to retire in every year shall be those who have been in office the longest since their last election. In addition, a director appointed by the board to fill in a casual vacancy or as an addition to the board shall retire at the next following general meeting and shall not be taken into account in determining the number of directors who are to retire by rotation at each annual general meeting. The retiring directors shall be eligible for re-election.
Rights Attached to Ordinary Shares
Voting Rights
     Under the Companies Ordinance, any action to be taken by the shareholders at a general meeting requires an affirmative vote by either an ordinary or a special resolution passed at the meeting. An ordinary resolution is one passed by the majority of such shareholders as are entitled to, and do, vote in person or by proxy at a general meeting. A special resolution is one passed by not less than three-quarters of such shareholders as are entitled to, and do, vote in person or by proxy at a general meeting. Most shareholders’ decisions are passed by ordinary resolutions. However, the Companies Ordinance and our articles of association stipulate that certain matters may only be passed by special resolutions.
     In accordance with the HKSE Listing Rules, any vote of shareholders at a general meeting will be taken by poll.
     In a poll, every shareholder present in person or, if the shareholder is a corporation, by duly authorized representative, or by proxy has one vote for every share of which he or she is the shareholder, which is fully paid up or credited as fully paid up. However, no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share.
     Any action to be taken by the shareholders requires the affirmative vote of a majority of the shares at a meeting of shareholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so.
Issue of Shares
     Under the Companies Ordinance, our board of directors may, without prior approval of our shareholders, offer to issue new shares to existing shareholders proportionately according to their shareholdings. Our board of directors may not offer to issue new shares in any other manner without the prior approval of our shareholders at a general meeting. Any such approval given at a general meeting will continue in force until the conclusion of the following annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held or when revoked or varied by an ordinary resolution of our shareholders in a general meeting, whichever comes first. If such approval is given, the unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration and upon such terms and conditions as our board of directors may determine.
     In accordance with the HKSE Listing Rules, any such approval given by the shareholders must be limited to shares with an aggregate nominal value not exceeding 20 per cent of the aggregate nominal value of our share capital in issue plus the aggregate nominal amount of share capital repurchased by us since the granting of such approval.
Dividends
     Subject to the Companies Ordinance and as set out in our articles of association, our shareholders at a general meeting may from time to time by ordinary resolution declare dividends to be paid to our shareholders according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by our board of directors.
     In addition to any dividends declared at a general meeting upon the recommendation of the board of directors, our board of directors may from time to time declare and pay to our shareholders such interim dividends as appear to our board of directors to be justified by our financial position. Our board of directors may also pay any fixed dividend that is payable on any of our shares on any other dates, whenever our financial position, in the opinion of our board of directors, justifies such payments.
     All dividends or bonuses unclaimed for one year after having become payable may be invested or otherwise made use of by the board for the benefit of Unicom until claimed. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the board and will revert to Unicom.
Winding Up
     If we are wound up, the surplus assets remaining after payment to all creditors shall be divided among the shareholders in proportion to the capital paid up on the shares held by them, subject to the rights of the holders of any shares that may be issued on special terms or conditions.
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
Annual General and Extraordinary General Meetings
     We must hold in each year a general meeting as our annual general meeting in addition to any other meetings in that year. The annual general meeting is held at such time (within a period of not more than fifteen months, or such longer period as the Registrar of Companies of Hong Kong may authorize in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the board of directors. All other general meetings are called extraordinary general meetings. The board of directors may call an extraordinary general meeting at any time or upon request in accordance with the Hong Kong Companies Ordinance.
     Subject to the Companies Ordinance and the HKSE Listing Rules, an annual general meeting and a meeting called for the passing of a special resolution can be called by not less than 21 days’ notice in writing, and any other general meeting can be called by not less than fourteen days’ notice in writing. The notice must specify the place, date and time of the meeting, and, in the case of special business, the general nature of that business. The HKSE Listing

Rules provide that notice shall be given to shareholders at least 20 clear business days before an annual general meeting and at least 10 clear business days before all other general meetings.
Limitations on Rights to Own Securities
     There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by Hong Kong law or by our Memorandum of Association or our Articles of Association.
Changes in Capital
     We may exercise any powers conferred or permitted by the Companies Ordinance to purchase or otherwise acquire our own shares and warrants at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made by any person of any shares or warrants in Unicom. Repurchases of our own shares may be made either by way of a general offer to all shareholders in proportion to their shareholdings, by purchasing our shares on a stock exchange or by an off-market contract with individual shareholders. Any such purchase or other acquisition or financial assistance must be made or given in accordance with any relevant rules or regulations issued by the HKSE or the Securities and Futures Commission of Hong Kong.
     We may, in a general meeting, from time to time by ordinary resolution increase our authorized share capital by the creation of new shares, and prescribe the amount of new capital and number of new shares. We may from time to time by ordinary resolution:
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	divide our shares into several classes and attach to them any preferential, deferred, qualified or special rights, privileges or conditions;

•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled;

•	sub-divide our shares or any of them into shares of a smaller amount than is fixed by our Memorandum of Association, subject nevertheless to the provisions of the Companies Ordinance; and

•	make provision for the issue and allotment of shares which do not carry any voting rights.
Miscellaneous
     We keep our share register with our share registrar, which is Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. In addition, we also file certain documents with the Registrar of Companies, Hong Kong, in accordance with the requirements of the Companies Ordinance. Our company number is 703499.
C. Material Contracts
     In addition to the contracts described in “B. Related Party Transactions” under Item 7, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:
•	CDMA Business Framework Agreement among us, CUCL and China Telecom, dated June 2, 2008,

relating to the sale of our CDMA business and its related assets and liabilities to China Telecom;
•	CDMA Business Disposal Agreement among us, CUCL and China Telecom, dated July 27, 2008, relating to the sale of our CDMA business and its related assets and liabilities to China Telecom; and

•	Merger Agreement between CUCL and CNC China, dated October 15, 2008, relating to the merger between CUCL and CNC China.
D. Exchange Controls
     The ability of our operating subsidiary, CUCL, to satisfy its foreign exchange obligations and to pay dividends to us depends on existing and future exchange control regulations in China. Under the current relevant regulations, Renminbi is convertible under the current account, which includes trade-and service-related foreign exchange transactions, but is not convertible under the capital account, which includes foreign direct investment. CUCL, our wholly-owned subsidiary that holds substantially all of our assets, is a foreign investment enterprise. The foreign investment enterprise status will allow it to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the SAFE. These current account transactions include payment of dividends. However, the relevant PRC Government authorities may in the future limit or eliminate the authorizations for a foreign investment enterprise to retain its foreign exchange to satisfy its foreign exchange obligations or to pay dividends in the future. Furthermore, certain foreign exchange transactions of CUCL under the capital account still require approvals from the SAFE. This requirement affects our subsidiary’s ability to obtain foreign exchange through equity financing, including by means of capital contributions from us.
     Under existing Hong Kong law, (i) there are no foreign exchange controls or other laws that restrict the import or export of capital and that would affect the availability of cash and cash equivalents for our use, (ii) there are no foreign exchange controls or other laws, decrees or regulations that affect the remittance of interest, dividends or other payments on our outstanding debt and equity securities to U.S. residents and (iii) there are no limitations on the rights of non-resident or foreign owners to hold our debt or equity securities.
E. Taxation
     The taxation of income and capital gains of holders of ordinary shares or ADSs is subject to the laws and practices of the PRC, Hong Kong and jurisdictions in which holders of ordinary shares or ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions is based on current law and practice, is subject to change and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares or ADSs. In particular, the discussion does not address the tax consequences under state, local and other laws, such as non-PRC, non-Hong Kong and non-U.S. federal laws. The discussion is based upon laws and relevant interpretations in effect as of the date of this annual report.
People’s Republic of China
     This section describes certain PRC tax consequences of the ownership and disposition of our ordinary shares or ADSs. This section does not address all possible PRC tax considerations that may be relevant to an investment in our ordinary shares or ADSs in light of an investor’s specific circumstances, and is based on PRC tax laws and relevant interpretations as in effect as of the date of this annual report on Form 20-F, which are subject to change, possibly with retroactive effect. Accordingly, each prospective investor should consult its own tax advisor regarding the PRC and other tax consequences of an investment in our ordinary shares or ADSs applicable under its particular circumstances.
Taxation of Dividends
     Under the PRC Enterprise Income Tax, or the EIT, Law and its implementing rules that became effective on January 1, 2008, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income, including dividends received from an enterprise that is domiciled in the PRC. The PRC enterprise income tax with respect to such dividends is currently required to be withheld at the rate of 10%, unless there is an applicable tax treaty between the PRC and the jurisdiction in which such non-resident enterprise resides that reduces or exempts the tax.
     On April 22, 2009, the PRC State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Tax Residence Status of Chinese-Controlled Offshore-Incorporated Enterprises on the Basis of De Facto Management Bodies, or the 2009 Notice, which was retroactively effective as of January 1, 2008. Pursuant to the 2009 Notice, an enterprise incorporated under the laws of a jurisdiction outside the PRC but controlled by a PRC enterprise or enterprise group may be determined to be a PRC resident enterprise with its de facto management bodies located within the PRC for PRC tax purposes if certain criteria specified under the 2009 Notice are met. Under the 2009 Notice, dividends paid by such an enterprise are deemed to be PRC-sourced income and subject to PRC enterprise income tax. Subject to the official determination by relevant PRC tax authorities, we expect that we will be determined to be a PRC resident enterprise for PRC tax purposes under the EIT Law, its implementing rules and the 2009 Notice and, as a result, to be required to withhold the 10% EIT when we distribute dividends to our non-resident enterprise shareholders.
     Accordingly, we withheld the 10% EIT when we distributed our final dividend for our financial year ended December 31, 2008 in respect of the non-resident enterprise shareholders for PRC tax purposes whose names appeared on our register of members as of the record date for such dividends, and who were not individuals, unless such non-individual shareholders are able to provide documents from the relevant PRC tax authorities confirming that we are not required to withhold the 10% EIT in respect of the dividends that such shareholders are entitled to, on the basis that dividend income between two PRC resident enterprises is exempted from enterprise income tax under the EIT Law. In addition, certain investors hold our shares or ADRs through custodians, nominees, corporate trustees or other intermediaries and the names of these investors do not appear on our register of members. Payments of dividends to such investors are also subject to the 10% EIT withholding. These investors should enquire about the relevant procedures with the relevant custodians, nominees, trustees or other intermediaries if they wish to change the identities of the shareholders on our register of members.
Taxation of Capital Gains
     Under the new PRC income tax law, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income, including capital gains. Because the new EIT Law has only recently taken effect, there remain substantial uncertainties as to its interpretation and application by the relevant PRC tax authorities. We intend to comply with any interpretation or notice in relation to the taxation of capital gains issued by the PRC tax authorities in the future.
Additional PRC Tax Considerations
     Stamp duty. Under the Provisional Regulations of the PRC Concerning Stamp Duty and its implementing rules, both of which became effective on October 1, 1988, PRC stamp duty should not apply to acquisitions or dispositions of our ordinary shares or ADSs outside of the PRC as the PRC stamp duty is imposed only on documents executed or received within the PRC that are legally binding in the PRC and protected under PRC law.
     Estate tax. The PRC does not currently levy estate tax.
Hong Kong
Taxation of Dividends
     Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in connection with dividends paid by us, either by withholding or otherwise, unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

Profits
     No tax is imposed in Hong Kong in respect of capital gains from the sale of shares and ADSs. Trading gains from the sale of shares or ADSs by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong income tax rates of 16.5% on corporations and 15.0% on individuals. Gains from sales of shares effected on the HKSE will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong income tax would thus arise in respect of trading gains from sales of shares or ADSs realized by persons carrying on a business of trading or dealing in securities in Hong Kong.
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
     The withdrawal of shares upon the surrender of American Depository Receipts, or ADRs, and the issuance of ADRs upon the deposit of shares, will also attract stamp duty at the rate described above unless such withdrawal or deposit does not result in a change in the beneficial ownership of the shares under Hong Kong law. The issuance of the ADRs upon the deposit of shares issued directly to The Bank of New York, as depositary of the ADSs, or for the account of The Bank of New York does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.
Estate Duty
     The Revenue (Abolition of Estate Duty) Ordinance 2005 became effective on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of a holder of the shares whose death occurs on or after February 11, 2006.
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
Taxation of Dividends
     Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs will be qualified dividend income, provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.
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
     Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States and, depending on your circumstances, will be either passive income or general income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “People’s Republic of China—Taxation of Dividends,” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. The PRC tax withheld and paid over to the PRC will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.
Taxation of Capital Gains
     Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the property is held for more than one year. Subject to the paragraph immediately below regarding gain subject to PRC tax, the gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations. Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.
     However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if PRC tax were to be imposed on any gain from the disposition of your shares or ADSs (as discussed above in “People’s Republic of China—Taxation of Capital Gains”), the gain may be treated as PRC source income. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.
     Passive Foreign Investment Company Rules. We believe that we should not be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.
     In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares:
•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.
     Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

     If we are treated as a PFIC and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:
•	any gain you realize on the sale or other disposition of your shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).
     Under these rules:
•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.
     If you own shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your shares or ADSs will be taxed as ordinary income.
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
     If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     You can read and copy documents referred to in this annual report that have been filed with the U.S. Securities and Exchange Commission at the SEC’s public reference room located at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that are filed electronically with the SEC.
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
Interest Rate Risk
     The People’s Bank of China has the sole authority in China to establish the official interest rates for Renminbi-denominated loans. Financial institutions in China set their effective interest rates within the range established by the People’s Bank of China. Interest rates and payment methods in the PRC on loans denominated in foreign currencies are set by the financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors. The fair value of our borrowings is approximately the same as the carrying value. These bank loans, denominated in Renminbi, are borrowed from domestic banks at interest rates that vary in accordance with the standard guidance interest rates announced by relevant PRC Government authorities.
     We are subject to risks arising from interest-bearing borrowings, including bank loans, corporate bonds and short-term commercial paper. The majority of our interest-bearing borrowings are loans from banks in the PRC, the majority of which bear variable interest rates. Rise in interest rates will increase the cost of new borrowings and interest expenses of outstanding floating rate debt. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these instruments, and therefore could have a material adverse effect on our financial position. To mitigate our exposure to interest rate risks in connection with our borrowings denominated in foreign currencies, we may enter into designed interest rate swap agreements from time to time in the future.
     As at December 31, 2008, we had approximately RMB28.9 billion (2007: approximately RMB35.3 billion) of bank loans, corporate bonds and short-term commercial paper at fixed rates and approximately RMB1.11 billion of bank loans at floating rates (2007: approximately RMB22.1 billion).
     The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, which consist of short-term and long-term debt obligations, as well as the expected maturity profile of such obligations as of December 31, 2008.

								As of
								December
	Expected Maturity							31, 2008
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Variable rate	1,114	—	—	—	—	—	1,114	1,114
Average rate (1)	6.14%	—	—	—	—	—	—	—
U.S. dollar-denominated loans
Fixed rate	33	26	26	26	26	386	523	322
Average rate	0.42%	0.35%	0.34%	0.32%	0.31%	0.17%	—	—
Euro-denominated loans
Fixed rate	27	28	28	28	27	204	342	257
Average rate	2.17%	2.15%	2.14%	2.12%	2.10%	1.76%	—	—
Japanese yen-denominated loans
Fixed rate	42	42	42	42	42	24	234	213
Average rate	2.12%	2.12%	2.12%	2.12%	2.12%	2.12%	—	—

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2008.
     For the year ended December 31, 2008, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables were held constant, our interest expenses would have increased/decreased by approximately RMB125 million (2007: approximately RMB131 million).
Exchange Rate Risk
     We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. The PRC Government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars (which are pegged to the U.S. dollar), of our net assets, earnings and any declared dividends. For a detailed description of the unitary managed floating rate system used by the PRC Government to set foreign exchange rates, see “Key Information—Selected Financial Data—Exchange Rate Information” under Item 3.
     We are exposed to foreign currency risk primarily as a result of our foreign currency borrowings for past purchases of telecommunications equipment from overseas suppliers. In addition, we receive some of our revenues from our international operations and pay-related expenses in foreign currencies. As a result, our foreign currency exposure relates to our foreign currency-denominated debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies.
     As of December 31, 2008, we had cash and cash equivalents and short-term bank deposits denominated in foreign currencies amounting to RMB1.32 billion (2007: approximately RMB1.67 billion). As of December 31, 2008, we had bank borrowings denominated in foreign currencies amounting to RMB1.10 billion (2007: approximately RMB4.90 billion).
     The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations and capital commitments as of December 31, 2008 and the expected maturity profile of these debt obligations and capital commitments.

								As of
								December
	Expected Maturity							31, 2008
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents
U.S. dollars	1,051	—	—	—	—	—	1,051	1,051
HK dollars	197	—	—	—	—	—	197	197
Japanese yen	4	—	—	—	—	—	4	4
EURO dollars	43	—	—	—	—	—	43	43
GBP	20	—	—	—	—	—	20	20
Liabilities:
U.S. dollar-denominated loans	33	26	26	26	26	386	523	322
Euro-denominated loans	27	28	28	28	27	204	342	257
Japanese yen-denominated loans	42	42	42	42	42	24	234	213
Off-balance sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	159	—	—	—	—	—		159
     As at December 31, 2008, if the RMB had strengthened/weakened by 10% against the foreign currencies, primarily with respect to US dollars and HK dollars, while all other variables were held constant, we would have recognized additional exchange loss/gain of approximately RMB22 million (2007: exchange gain/loss approximately RMB323 million) for foreign currencies-denominated cash and cash equivalents, short-term bank deposits and bank loans.
Item 12. Description of Securities Other than Equity Securities
     Not Applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2008, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control Over Financial Reporting
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
     As of December 31, 2008, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2008 was effective.
     The effectiveness of our internal control over financial reporting as of December 31, 2008, has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report appearing on page F2.
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
Item 16A. Audit Committee Financial Expert
     Our board of directors has determined that Mr. Wong Wai Ming is an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F. Mr. Wong satisfies the “independence” requirements of Section 303A of the NYSE Manual. For Mr. Wong’s biographical information, see “A. Directors and Senior Management” under Item 6.
Item 16B. Code of Ethics
     In 2003, we adopted a code of ethics that applies to our chief executive officer, chief financial officer, president, vice-presidents, controller and other senior officers. A copy of our Code of Ethics for Senior Officers was filed as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003. In February 2006, we adopted another code of ethics that applies to our employees generally. A copy of our Code of Ethics for Employees is filed as Exhibit 11.2 to our annual report on Form 20-F for the fiscal year ended December 31, 2005. Copies of our Code of Ethics for Senior Officers and Code of Ethics for Employees may also be downloaded from our website at http://www.chinaunicom.com.hk. Information on that website is not a part of this annual report on Form 20-F.
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for products and services they provided for audit services, audit-related services, tax services and other services for each of the fiscal years 2007 and 2008:

	For the years ended
	December 31,
	2007	2008
	(in RMB thousands)
Audit services	122,578	106,850
Audit-related services	5,989	23,347
Tax services	591	111
Other	435	165

Total	129,593	130,473

     Audit services include the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and its subsidiaries. Audit services in 2007 and 2008 also include audit work in connection with the audit of the Company’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. They also include performing agreed-upon procedures on quarterly financial statements and pre-issuance reviews of interim financial statements.
     Audit-related services include other assurance and related services that can be reasonably provided by the independent auditor. In 2008, audit-related services mainly include the agreed-upon procedures and other related services in relation to the circulars regarding the disposal of our CDMA business and the scheme of arrangement document regarding the merger with China Netcom.
     Tax services include the assistance with compliance and reporting of enterprise taxes.
     Other services include providing subsidiaries of the Company with permitted translation service and providing the Company with access to an online database of global financial reporting literature regarding new pronouncements and guidance.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant

     Not applicable.
Item 16G. Corporate Governance
     As a company listed on both the HKSE and the NYSE, we are subject to applicable Hong Kong laws and regulations, including the HKSE Listing Rules, and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act. In addition, we are subject to the listing standards of the NYSE to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, we are not required to comply with all of the corporate governance listing standards of the NYSE.
     The following is a summary of the significant differences between our corporate governance practices and those required to be followed by U.S. companies under the listing standards of the NYSE.
     Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors on its board of directors. As a listed company in Hong Kong, we are subject to the requirement under the HKSE Listing Rules that at least three members of our board of directors be independent as determined under the HKSE Listing Rules. The standards for establishing independence under the HKSE Listing Rules differ from those set forth in the NYSE Listed Company Manual. We currently have five independent directors out of a total of 11 directors.
     Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. Under the applicable Hong Kong law, our board of directors is required to meet regularly and at least four times a year, involving active participation by a majority of the directors and affording all directors an opportunity to include matters on the agenda. In addition, when a board meeting considers a matter in which a substantial shareholder or a director has a conflict of interest, the independent directors with no material interest in such matter must be present. Furthermore, it has been our practice to organize exclusive meetings for our independent non-executive directors at least annually.
     Section 303A.04 of the NYSE Listed Company Manual provides that (i) a listed company must have a nominating/corporate governance committee that consists entirely of independent directors and (ii) the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee’s purpose and responsibilities, which shall include, among others, the development and recommendation of corporate governance guidelines to the board of directors. The HKSE Listing Rules also contain a recommended best practice that the listed companies are recommended to establish a nomination committee which consists of a majority of independent non-executive directors. We currently do not have a nomination or corporate governance committee. Our board of directors is directly in charge of developing our corporate governance guidelines.
     Section 303A.07 of the NYSE Listed Company Manual also provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then, the board of directors of the listed company must (i) determine that such simultaneous service would not impair the ability of such member to effectively serve on the audit committee of the listed company and (ii) disclose such determination. We are not required, under applicable Hong Kong laws, to make such determination.
     Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While we are not required to adopt any similar code under the HKSE Listing Rules, we, as required under the Sarbanes-Oxley Act, have adopted a code of ethics that is applicable to our chief executive officer, president, vice presidents, chief financial officer, principal accounting officer and general managers and deputy general managers of each of our departments, provincial branches and local branches or persons performing similar functions. We have also adopted a code of ethics that is applicable to all of our employees.

PART III
Item 17. Financial Statements
     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18. Financial Statements
     See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.
Item 19. Exhibits

Exhibit
Number	Description of Exhibit

1.1	Memorandum of Association of Unicom, dated January 27, 2000(1).

1.2	Amended Articles of Association of Unicom (as amended on September 16, 2008).*

2.1	Deposit Agreement, among Unicom, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.2	Form of specimen certificate for the shares.(1)

4.1	Reorganization Agreement between Unicom Group and CUCL, dated April 21, 2000 (together with English translation).(1)

4.2	Equity Transfer Agreement among Unicom Group, Unicom HK, Unicom BVI and Unicom, dated April 21, 2000.(1)

4.3	Trademark License Agreement between Unicom Group and CUCL, dated May 25, 2000 (together with English translation).(1)

4.4	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging, dated August 1, 2001 (together with English translation).(1)

4.5	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation) (3)

4.6	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New Century, dated November 20, 2002. (English translation) (3)

4.7	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation) (4)

4.8	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New World, dated November 20, 2003. (English translation) (4)

4.9	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004.(5)

4.10	Subscription Agreement between Unicom and SK Telecom Co., Ltd., dated June 20, 2006.(6)

4.11	CDMA Network Capacity Lease Agreement among Unicom New Horizon, the A Share Company and Unicom Group, dated October 26, 2006.(7)

4.12	Transfer Agreement of the CDMA Network Capacity Lease Agreement between the A Share Company and CUCL, dated October 26, 2006. (English translation)(7)

4.13	Asset Transfer Agreement between CUCL and Unicom Group in connection with the acquisition of Unicom Guizhou, dated November 16, 2007. (English translation)(8)

Exhibit
Number	Description of Exhibit

4.14	Supplement Agreement among Unicom New Horizon, Unicom Group, CUCL and the A Share Company in connection with the acquisition of Unicom Guizhou and the 2006 CDMA Network Capacity Lease Agreement, dated November 16, 2007. (8)

4.15	CDMA Business Transfer Framework Agreement between us, CUCL and China Telecom dated as of June 2, 2008. (English translation)(8)

4.16	CDMA Business Disposal Agreement among Unicom, CUCL and China Telecom, dated July 27, 2008. (English summary)*

4.17	Business and Assets Transfer Agreement among Unicom Parent, Netcom Parent and the A Share Company, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.18	Transfer Agreement between the A Share Company and CUCL, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.19	Network Lease Agreement between CUCL and Unicom New Horizon, relating to the lease of telecommunications networks in 21 provinces in southern China by CUCL from Unicom New Horizon, dated December 16, 2008. (English translation)(9)

4.20	Assets and Liabilities Transfer Agreement between CNC China and Netcom Group, dated June 23, 2004. (English translation)(10)

4.21	Asset Injection Agreement among Netcom Group, Netcom BVI, CNC China and China Netcom, dated June 29, 2004. (English translation)(10)

4.22	Letter of Undertakings by Netcom Group, dated September 5, 2005. (English translation)(10)

4.23	Restructuring Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.24	Non-Competition Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.25	Trademark Licensing Agreement among CNC China, Netcom Group and China Netcom, dated October 8, 2004. (English translation)(10)

4.26	Conditional Sale and Purchase Agreement among China Netcom, Netcom BVI and Netcom Group, relating to the acquisition of CNC New Horizon BVI, dated September 12, 2005.*

4.27	Asset Transfer Agreement between China Netcom and Netcom Group, relating to the sale of China Netcom’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality, dated January 15, 2007.*

4.28	Domestic Interconnection Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)*

4.29	International Long Distance Voice Services Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)*

4.30	Engineering and Information Technology Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)*

4.31	Master Sharing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)*

4.32	Property Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)*

4.33	Materials Procurement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)*

Exhibit
Number	Description of Exhibit

4.34	Ancillary Telecommunications Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)*

4.35	Support Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)*

4.36	Telecommunications Facilities Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)*

4.37	Information and Communications Technology Agreement between China Netcom System Integration and Netcom Group, dated November 6, 2007. (English translation)*

4.38	Equity Interest Transfer Agreement between China Netcom Group System Integration and China Netcom Group Beijing Communications Corporation, relating to the acquisition of Design Institute, dated December 5, 2007. (English translation)(11)

4.39	Framework Agreement for Interconnection Settlement between CUCL and Netcom Group, dated August 12, 2008. (English translation)*

4.40	Framework Agreement for Engineering and Information Technology Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)*

4.41	Framework Agreement for Property Leasing Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)*

4.42	Framework Agreement for Ancillary Telecommunications Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)*

4.43	Framework Agreement for Support Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)*

4.44	Framework Agreement for Telecommunications Facilities Leasing between CUCL and Netcom Group, dated August 12, 2008. (English translation)*

4.45	Comprehensive Services Agreement between Unicom Group and the A Share Company, dated August 12, 2008. (English translation)*

4.46	Transfer Agreement among the A Share Company, CUCL and CNC China, in connection with the Comprehensive Services Agreement, dated August 12, 2008. (English translation)*

4.47	Merger Agreement between CUCL and CNC China, relating to the merger between CUCL and CNC China, dated October 15, 2008. (English translation)*

4.48	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009.*

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009.*

4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009.*

8.1	List of our significant subsidiaries.*

11.1	Code of Ethics for Senior Officers.(4)

11.2	Employee Code of Ethics. (English translation)(6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).*

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).*

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).*

     We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11938) filed with the SEC in connection with our initial public offering in June 2000.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-11952) filed with the SEC with respect to American Depositary Shares representing our shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2002.

(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2003.

(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2004.

(6)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2005.

(7)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2006.

(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2007.

(9)	Incorporated by reference to Schedule 13D/A (File No. 5-51154) filed by China Netcom Group Corporation (BVI) Limited, China Network Communications Group Corporation, China United Network Communications Group Company Limited, China United Telecommunications Corporation Limited, and China Unicom (BVI) Limited, filed on December 24, 2008.

(10)	Incorporated by reference to China Netcom’s Registration Statement on Form F-1 (File No. 333-119786) filed with the SEC in connection with its initial public offering in November 2004.

(11)	Incorporated by reference to China Netcom’s Annual Report on Form 20-F (File No. 1-32332) for the year ended December 31, 2007.

*	Filed herewith.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
     Date: June 23, 2009

CHINA UNICOM (HONG KONG) LIMITED
By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS
CHINA UNICOM (HONG KONG) LIMITED AND ITS SUBSIDIARIES

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA UNICOM (HONG KONG) LIMITED
(FORMERLY KNOWN AS CHINA UNICOM LIMITED)
(Incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) with limited liability)
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flows present fairly, in all material respects, the financial position of China Unicom (Hong Kong) Limited and its subsidiaries (together, the “Group”) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ PricewaterhouseCoopers
Hong Kong
June 18, 2009

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008
(Expressed in millions)

		2007
		As restated
	Note	(Note 2.2)	2008	2008
		RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	6	276,110	283,912	41,614
Lease prepayments	7	8,063	7,799	1,143
Goodwill	8	3,144	2,771	406
Deferred income tax assets	9	2,514	5,326	781
Other assets	10	12,081	8,996	1,319

		301,912	308,804	45,263

Current assets
Inventories and consumables	12	2,815	1,171	172
Accounts receivable, net	13	11,014	8,587	1,258
Prepayments and other current assets	14	4,314	2,427	356
Amounts due from ultimate holding company	37.1	—	15	2
Amounts due from related parties	37.1	502	439	64
Amounts due from domestic carriers	37.2	816	865	127
Proceeds receivable for the disposal of the CDMA Business	33	—	13,140	1,926
Short-term bank deposits	15	735	238	35
Cash and cash equivalents	16	11,979	9,238	1,354

		32,175	36,120	5,294

Total assets		334,087	344,924	50,557

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	17	1,437	2,329	341
Share premium	17	64,320	166,784	24,446
Reserves	18	76,275	(23,183)	(3,398)
Retained profits
- Proposed final dividend	34	6,427	4,754	697
- Others		30,053	56,026	8,212

		178,512	206,710	30,298

Minority interest in equity		4	—	—

Total equity		178,516	206,710	30,298

The accompanying notes are an integral part of the consolidated financial statements.

		2007
		As restated
	Note	(Note 2.2)	2008	2008
		RMB	RMB	US$

LIABILITIES
Non-current liabilities
Long-term bank loans	19	16,086	997	146
Corporate bonds	20	2,000	7,000	1,026
Deferred income tax liabilities	9	17	16	2
Deferred revenue		5,246	3,383	496
Amounts due to related parties	37.1	6,169	—	—
Other obligations	22	2,007	1,599	235

		31,525	12,995	1,905

Current liabilities
Payables and accrued liabilities	23	49,312	65,687	9,628
Taxes payable		4,990	11,304	1,657
Amounts due to ultimate holding company	37.1	821	—	—
Amounts due to related parties	37.1	5,656	2,727	400
Amounts due to domestic carriers	37.2	510	538	79
Payables in relation to the disposal of the CDMA Business	37.2	—	4,232	620
Dividend payable		—	149	22
Short-term commercial paper	24	20,000	10,000	1,466
Short-term bank loans	25	11,850	10,780	1,580
Current portion of long-term bank loans	19	7,411	1,216	178
Current portion of obligations under finance leases		103	—	—
Current portion of deferred revenue		3,103	2,200	322
Current portion of other obligations	22	3,381	3,012	442
Advances from customers		16,909	13,374	1,960

		124,046	125,219	18,354

Total liabilities		155,571	138,214	20,259

Total equity and liabilities		334,087	344,924	50,557

Net current liabilities		(91,871)	(89,099)	(13,060)

Total assets less current liabilities		210,041	219,705	32,203

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008
(Expressed in millions, except per share data)

		2007
		As restated
	Note	(Note 2.2)	2008	2008
		RMB	RMB	US$
Continuing operations
Revenue	5, 26	150,687	148,906	21,826

Interconnection charges		(11,214)	(12,011)	(1,761)
Depreciation and amortization		(47,369)	(47,678)	(6,988)
Networks, operations and support expenses	28	(16,022)	(16,577)	(2,430)
Employee benefit expenses	31	(17,540)	(18,902)	(2,771)
Other operating expenses	29	(32,776)	(33,582)	(4,922)
Finance costs	30	(3,231)	(2,411)	(353)
Interest income		285	239	35
Impairment loss on property, plant and equipment	6	—	(11,837)	(1,735)
Realized loss on changes in fair value of derivative component of the convertible bonds	21	(569)	—	—
Other income — net	27	4,990	1,994	292

Income from continuing operations before income tax		27,241	8,141	1,193
Income tax expenses	9	(7,083)	(1,801)	(264)

Income from continuing operations		20,158	6,340	929

Discontinued operations
Income from discontinued operations	33	654	1,438	211
Gain on the disposal of discontinued operations	33	626	26,135	3,831

Net income		21,438	33,913	4,971

Attributable to:
Equity holders of the Company		21,437	33,912	4,971
Minority interest		1	1	—

		21,438	33,913	4,971

Proposed final dividend	34	6,427	4,754	697

Dividend paid during the year	34	5,885	6,231	913

The accompanying notes are an integral part of the consolidated financial statements.

		2007
		As restated
	Note	(Note 2.2)	2008	2008
		RMB	RMB	US$

Earnings per share for income attributable to the equity holders of the Company during the year

Basic earnings per share	35	0.93	1.43	0.21

Diluted earnings per share	35	0.92	1.42	0.21

Earnings per share for income from continuing operations attributable to the equity holders of the Company during the year

Basic earnings per share	35	0.87	0.27	0.04

Diluted earnings per share	35	0.86	0.27	0.04

Earnings per share for income from discontinued operations attributable to the equity holders of the Company during the year

Basic earnings per share	35	0.06	1.16	0.17

Diluted earnings per share	35	0.06	1.15	0.17

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008
(Expressed in millions of RMB)

			Employee
			share-based
	Share	Share	compensation	Revaluation	Statutory	Other	Retained		Minority	Total
	capital	premium	reserve	reserve	reserve	reserve	profits	Total	interest	equity
Balance at January 1, 2007 (As previously reported)	1,344	53,223	264	272	3,019	453	21,286	79,861	3	79,864
Change of accounting policy on measurement of property, plant and equipment (Note 2.2)	—	—	—	(8)	—	—	(782)	(790)	—	(790)
Adjusted for 2008 Business Combination under common control (Note 1)	—	—	125	2,886	11,811	40,663	18,709	74,194	—	74,194

Balance at January 1, 2007 (As restated)	1,344	53,223	389	3,150	14,830	41,116	39,213	153,265	3	153,268
Effect of change of statutory income tax rate on deferred tax (Note 9(a))	—	—	—	135	—	(664)	—	(529)	—	(529)
Currency translation differences	—	—	—	—	—	(15)	—	(15)	—	(15)

Net income and expense recognized directly in equity	—	—	—	135	—	(679)	—	(544)	—	(544)

Income for the year from continuing operations	—	—	—	—	—	—	20,158	20,158	—	20,158
Income for the year from discontinued operations	—	—	—	—	—	—	1,279	1,279	1	1,280

Total recognized income and expense for 2007	—	—	—	135	—	(679)	21,437	20,893	1	20,894

Transfer to retained profits in respect of depreciation differences on revalued assets	—	—	—	(2,103)	—	(104)	2,207	—	—	—
Transfer to retained profits in respect of revaluation reserve relating to the disposal of Guangdong and Shanghai Branches (Note 33)	—	—	—	(69)	—	20	49	—	—	—
Consideration for purchase of business and entity under common control (Note 1)	—	—	—	—	—	(1,179)	—	(1,179)	—	(1,179)
Distributions due to business combinations of entities and business under common control (Note 1)	—	—	—	—	—	(101)	(48)	(149)	—	(149)
Transfer of profits to other reserve due to purchase of Guizhou Business under common control (Note 1)	—	—	—	—	—	95	(95)	—	—	—
Capitalization of retained profits	—	—	—	—	—	17,295	(17,295)	—	—	—
Transfer to statutory reserve					1,517	—	(1,517)	—	—	—
Appropriation to statutory reserve (Note 18)	—	—	—	—	1,586	—	(1,586)	—	—	—

Employee share option scheme:
-Value of employee services	—	—	216	—	—	—	—	216	—	216
-Issuance of shares upon exercise of options (Note 32)	5	366	(89)	—	—	250	—	532	—	532
Conversion of convertible bonds	88	10,731	—	—	—	—	—	10,819	—	10,819
Dividends relating to 2006 (Note 34)	—	—	—	—	—	—	(5,885)	(5,885)	—	(5,885)

Balance at December 31, 2007 (As restated)	1,437	64,320	516	1,113	17,933	56,713	36,480	178,512	4	178,516

The accompanying notes are an integral part of the consolidated financial statements.

			Employee
			share-based
	Share	Share	compensation	Revaluation	Statutory	Other	Retained		Minority	Total
	capital	premium	reserve	reserve	reserve	reserve	profits	Total	interest	equity

Balance at January 1, 2008 (As previously reported)	1,437	64,320	363	302	3,737	(433)	27,488	97,214	4	97,218
Change of accounting policy on measurement of property, plant and equipment (Note 2.2)	—	—	—	(86)	—	—	(668)	(754)	—	(754)
Adjusted for 2008 Business Combination under common control (Note 1)	—	—	153	897	14,196	57,146	9,660	82,052	—	82,052

Balance at January 1, 2008 (As restated)	1,437	64,320	516	1,113	17,933	56,713	36,480	178,512	4	178,516
Currency translation differences	—	—	—	—	—	(29)	—	(29)	—	(29)

Net income and expense recognized directly in equity	—	—	—	—	—	(29)	—	(29)	—	(29)

Income for the year from continuing operations	—	—	—	—	—	—	6,340	6,340	—	6,340
Income for the year from discontinued operations	—	—	—	—	—	—	27,572	27,572	1	27,573

Total recognized income and expense for 2008	—	—	—	—	—	(29)	33,912	33,883	1	33,884

Transfer to retained profits in respect of depreciation differences on revalued assets	—	—	—	(977)	—	(70)	1,047	—	—	—
Transfer to statutory reserve	—	—	—	—	886	—	(886)	—	—	—
Appropriation to statutory reserves (Note 18)	—	—	—	—	3,542	—	(3,542)	—	—	—

Employee share option scheme:
-Value of employee services	—	—	96	—	—	—	—	96	—	96
-Issuance of shares upon exercise of options (Note 32)	3	252	(72)	—	—	267	—	450	—	450
Issuance of shares for 2008 Business Combination under common control (Note 1)	889	102,212	—	—	—	(103,101)	—	—	—	—
Transfer out upon the disposal of the CDMA Business	—	—	—	—	—	—	—	—	(5)	(5)
Dividends relating to 2007 (Note 34)	—	—	—	—	—	—	(6,231)	(6,231)	—	(6,231)

Balance at December 31, 2008	2,329	166,784	540	136	22,361	(46,220)	60,780	206,710	—	206,710

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008
(Expressed in millions)

			2007
			As restated
	Note		(Note 2.2)	2008	2008
			RMB	RMB	US$
Cash flows from operating activities
Cash generated from operations of continuing operations	(a	)	76,608	67,204	9,850
Interest received			287	246	36
Interest paid			(3,511)	(3,011)	(441)
Income tax paid			(8,128)	(7,765)	(1,138)

Net cash inflow from operating activities of continuing operations			65,256	56,674	8,307
Net cash inflow from operating activities of discontinued operations			1,225	656	96

Net cash inflow from operating activities			66,481	57,330	8,403

Cash flows from investing activities
Purchase of property, plant and equipment			(41,798)	(47,747)	(6,999)
Proceeds from disposal of property, plant and equipment and other assets			145	252	37
Consideration for purchase of business and entities under common control			(3,139)	(5,880)	(862)
Decrease/(increase) in short-term bank deposits			(434)	497	73
Purchase of other assets			(2,415)	(1,612)	(236)

Net cash outflow from investing activities of continuing operations			(47,641)	(54,490)	(7,987)
Net cash inflow from investing activities of discontinued operations			3,078	29,489	4,322

Net cash outflow from investing activities			(44,563)	(25,001)	(3,665)

The accompanying notes are an integral part of the consolidated financial statements.

		2007
		As restated
	Note	(Note 2.2)	2008	2008
		RMB	RMB	US$
Cash flows from financing activities
Proceeds from exercise of share options		532	450	66
Proceeds from short-term commercial paper		20,000	10,000	1,466
Proceeds from short-term bank loans		63,837	50,714	7,433
Proceeds from long-term bank loans		2,559	2,888	423
Proceeds from issuance of corporate bonds		2,000	5,000	733
Proceeds from related party loans		2,249	—	—
Repayment of short-term commercial paper		(16,646)	(20,000)	(2,931)
Repayment of short-term bank loans		(82,965)	(51,784)	(7,590)
Repayment of long-term bank loans		(13,416)	(23,832)	(3,493)
Repayment of capital element of finance lease payments		(890)	(101)	(15)
Repayment of related party loans		—	(2,222)	(326)
Payment of prior years distribution		(1,180)	(101)	(15)
Dividends paid to equity holders	34	(5,885)	(6,082)	(891)

Net cash outflow from financing activities of continuing operations		(29,805)	(35,070)	(5,140)
Net cash outflow from financing activities of discontinued operations		—	—	—

Net cash outflow from financing activities		(29,805)	(35,070)	(5,140)

Net cash outflow from continuing operations		(12,190)	(32,886)	(4,820)
Net cash inflow from discontinued operations	33	4,303	30,145	4,418

Net decrease in cash and cash equivalents		(7,887)	(2,741)	(402)
Cash and cash equivalents, beginning of year		19,866	11,979	1,756

Cash and cash equivalents, end of year	16	11,979	9,238	1,354

Analysis of the balances of cash and cash equivalents:

Cash balances		8	6	1
Bank balances		11,971	9,232	1,353

		11,979	9,238	1,354

The accompanying notes are an integral part of the consolidated financial statements.

(a)	The reconciliation of income from continuing operations before income tax to cash generated from operations of continuing operations is as follows:

	2007
	As restated
	(Note 2.2)	2008	2008
	RMB	RMB	US$

Income from continuing operations before income tax	27,241	8,141	1,193
Adjustments for:
Depreciation and amortization	47,369	47,678	6,988
Interest income	(285)	(239)	(35)
Finance costs	2,922	2,135	313
Loss on disposal of property, plant and equipment and other assets	140	2	—
Gain on non-monetary assets exchange	(386)	(1,305)	(191)
Share-based compensation costs	170	84	12
Provision for doubtful debts	2,200	2,900	425
Impairment loss on property, plant and equipment	—	11,837	1,735
Realized loss on changes in fair value of derivative component of the convertible bonds	569	—	—

Changes in working capital:
Increase in accounts receivable	(2,400)	(1,683)	(247)
(Increase)/decrease in inventories	16	(109)	(16)
Decrease in other assets	1,619	833	122
Decrease/(increase) in prepayments and other current assets	(1,028)	669	98
Decrease/(increase) in amounts due from related parties	(24)	63	9
(Increase)/decrease in amounts due from domestic carriers	28	(49)	(7)
(Decrease)/increase in payables and accrued liabilities	2,376	(991)	(145)
Increase in advances from customers	407	1,159	170
Decrease in deferred revenue	(2,899)	(2,987)	(437)
Decrease in amounts due to ultimate holding company	(369)	(735)	(108)
Decrease in amounts due to related parties	(797)	(995)	(146)
Increase/(decrease) in amounts due to domestic carriers	(261)	796	117

Cash generated from operations of continuing operations	76,608	67,204	9,850

(b)	Major non-cash transactions:
(i)	Payables to equipment suppliers for construction-in-progress during 2008 increased by approximately RMB19.7 billion (2007: approximately RMB1.3 billion).

(ii)	On August 20, 2007, convertible bonds of USD1 billion outstanding as of December 31, 2006 were fully converted into 899,745,075 ordinary shares of HKD0.10 each of the Company.

(iii)	On October 15, 2008, the Company issued 10,102,389,377 ordinary shares of HKD0.10 each at a price of HKD11.60 per share with fair value or total price of approximately RMB103.1 billion (equivalent to approximately HKD117.2 billion) in exchange for the entire issued share capital of China Netcom Group Corporation (Hong Kong) Limited. Please refer to Note 1 and Note 17 for details.

(iv)	For the years ended December 31, 2007 and 2008, the Group replaced copper cables in some fixed-line network infrastructure with optical fibers and related equipment. Some of this replacement was done through non-monetary assets exchanges with suppliers, through which optical fibers and related equipment were received in exchange for the Group’s own copper cables. The cost of the assets received was recorded at the fair value of the assets surrendered. In 2008, the net book value and fair value of copper cables surrendered were RMB805 million (2007: RMB182 million) and RMB2,110 million (2007: RMB568 million), respectively. A gain on the non-monetary assets exchange of RMB1,305 million (2007: RMB386 million) was recognized in the consolidated statement of income for the year ended December 31, 2008.
The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in RMB millions unless otherwise stated)
1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. On October 15, 2008, the name of the Company was changed from “China Unicom Limited ” to “China Unicom (Hong Kong) Limited ”. Prior to the disposal of the CDMA cellular business to China Telecom Corporation Limited (“China Telecom”) and the merger with China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) on October 1, 2008 and October 15, 2008, respectively, as described below, the principal activities of the Company are investment holding and the Company’s subsidiaries were principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. Upon the merger with China Netcom, the Company’s subsidiaries also provide fixed- line voice and value-added services, broadband and other Internet-related services, information communications technology services, business and data communications services and advertising and media services (hereinafter collectively referred to as the “Fixed-line business”) in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of its registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited (“SEHK”) on June 22, 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on June 21, 2000.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interest in Unicom BVI is owned by China United Telecommunications Corporation Limited (“A Share Company”, a joint stock company incorporated in the PRC on December 31, 2001, with its A shares listed on the Shanghai Stock Exchange on October 9, 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation, a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). In connection with the merger between the Company and China Netcom, Unicom BVI and China Netcom Group Corporation (BVI) Limited (“Netcom BVI”, the immediate holding company of China Netcom) entered into a concert party agreement on September 22, 2008, pursuant to which each of Unicom BVI and Netcom BVI will become persons acting in concert under the Hong Kong Takeovers Code in respect of their aggregate shareholding in the Company and agree, amongst others, to cooperate actively to obtain or consolidate control of the Company following completion of the merger. The directors of the Company consider Unicom Group to be the ultimate holding company of the Company.

On November 15, 2008, the Company was notified by its substantial shareholders, Unicom BVI and Netcom BVI, that their respective parent companies, namely, Unicom Group and China Network Communications Group Corporation (a state-owned enterprise established in the PRC, the parent company of Netcom BVI, hereinafter referred to as “Netcom Group”), have agreed to undertake a merger (the “Parent Merger”). On January 6, 2009, the Company was notified by its substantial shareholders that the Parent Merger, through the absorption of Netcom Group by Unicom Group has been approved by the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) and has become effective. As a result of the Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group, all the assets, liabilities and business of Netcom Group including the connected transaction agreements with the Group vested in Unicom Group. Netcom Group will be deregistered and Unicom Group remains the ultimate holding company of the Company.

Disposal of the Group’s CDMA business to China Telecom

On June 2, 2008, the Company, China United Network Communications Corporation Limited (“CUCL”, formerly known as “China Unicom Corporation Limited”, a wholly-owned subsidiary of the Company) and China Telecom entered into a CDMA business framework agreement (“the Framework Agreement”), which set out the terms and conditions on which the Company, CUCL and China Telecom would proceed with the CDMA business disposal whereby CUCL would sell, and China Telecom would purchase, the CDMA business operated by the Group. The CDMA business was defined in the Framework Agreement to include the CDMA mobile telecommunication operations, and its related assets (including certain jointly used CDMA base stations to be agreed between CUCL and China Telecom) and liabilities owned and operated by CUCL. Pursuant to the Framework Agreement, the consideration for the proposed CDMA business disposal was RMB43.8 billion and was payable by China Telecom to the Group in cash in three installments. The consideration was subject to a price adjustment mechanism based on the CDMA service revenue generated by the Group for the six months ended June 30, 2007 and June 30, 2008. Based on the CDMA service revenue generated by the Group for the six months ended June 30, 2007 and June 30, 2008, and as agreed by the Company and China Telecom, there was no subsequent adjustment to the consideration as a result of the price adjustment mechanism. The completion of the proposed CDMA business disposal was subject to various conditions as set forth in the Framework Agreement.

On July 27, 2008, the Company, CUCL and China Telecom further entered into a CDMA business disposal agreement (“the Disposal Agreement”). Pursuant to the Disposal Agreement , the Company and CUCL agreed to sell and China Telecom agreed to purchase: (i) the entire CDMA business, which is owned and operated by CUCL, together with the assets of CUCL which are relevant to the CDMA operations and the rights and liabilities of CUCL relating to its CDMA subscribers, immediately prior to the completion date; (ii) the entire equity interest in China Unicom (Macau) Company Limited (“Unicom Macau”, a subsidiary of the Company); and (iii) 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Company Limited (“Unicom Huasheng”, a subsidiary of CUCL) representing the entire equity interest in Unicom Huasheng held by CUCL (collectively referred to as the “CDMA Business”). The scope of the CDMA Business was set out in the Disposal Agreement and the detailed items were confirmed by the Company, CUCL and China Telecom in a final list of the detailed items of the CDMA Business.

An extraordinary general meeting of the shareholders of the Company at which the above Disposal Agreement was approved was held on September 16, 2008. As all of the conditions of the CDMA Business disposal as specified in the Disposal Agreement were satisfied or were deemed to have been satisfied, the CDMA Business disposal was completed on October 1, 2008 and the Group recorded a gain on disposal of approximately RMB26.1 billion for the year ended December 31, 2008. For details, please refer to Note 33.

Merger between the Company and China Netcom by way of a scheme of arrangement of China Netcom (hereinafter referred to as the “2008 Business Combination”)

On June 2, 2008, the Company and China Netcom jointly announced that the Company had formally presented a share proposal, an ADS proposal, and an option proposal to the board of directors of China Netcom, and requested China Netcom’s board of directors to put forward the proposals to the shareholders of China Netcom to consider a merger of the Company and China Netcom (“Proposed Merger”) by way of a scheme of arrangement of China Netcom (the “Scheme”) under Section 166 of the Hong Kong Companies Ordinance.

Pursuant to the aforementioned share proposal and ADS proposal, each holder of a China Netcom share or China Netcom ADS was entitled to receive 1.508 new ordinary shares or 3.016 new ADSs of the Company, respectively, for every China Netcom share and China Netcom ADS held. Under the option proposal, the Company would establish a new option plan, and each holder of China Netcom option would be entitled to receive new options of the Company to acquire the Company’s shares in exchange for their outstanding China Netcom options (whether vested or not). The grant of these options would be based on a formula that valued the new options of the Company received by a holder of China Netcom options equivalent to the “see-through” price of that holder’s outstanding China Netcom options.

An extraordinary general meeting of the shareholders of the Company at which the resolutions described above was approved was held on September 16, 2008 and the Scheme was sanctioned by the Hong Kong High Court on October 14, 2008. The consideration for the 2008 Business Combination was approximately HKD117.2 billion which was satisfied by the issuance of 10,102,389,377 ordinary shares of HKD0.10 each of the Company. As all of the conditions of the above proposals and the Scheme as specified in the Scheme document had been satisfied, the Scheme became effective on October 15, 2008.

Incorporation of Unicom Huakai Telecommunications Company Limited (“Unicom Huakai”)

On August 19, 2008, CUCL established a wholly-owned subsidiary, Unicom Huakai, which is principally engaged in sales of handsets and telecommunications equipment and provision of technical services. The paid-in capital of Unicom Huakai is RMB500 million.

On December 26, 2008, the name of Unicom Huakai was changed to Unicom Vsens Telecommunications Company Limited.

Incorporation of China Unicom Mobile Network Company Limited (“Unicom Mobile Network”)

On December 31, 2008, CUCL established a wholly-owned subsidiary, Unicom Mobile Network, which is principally engaged in construction and maintenance of the Group’s networks. The paid-in capital of Unicom Mobile Network is RMB500 million.

Proposed merger between CUCL and China Netcom (Group) Company Limited (a wholly- owned foreign enterprise established in the PRC, hereinafter referred to as “CNC China”, a wholly-owned subsidiary of China Netcom)

On October 15, 2008, as part of the Company’s integration with China Netcom, the Company entered into an agreement with three of its wholly-owned subsidiaries, namely (i) China Netcom; (ii) CUCL; and (iii) CNC China, pursuant to which CUCL would merge with, and absorb, CNC China. The merged company would retain the name of China United Network Communications Corporation Limited and would remain a wholly-owned subsidiary of the Company. The merger between CUCL and CNC China became effective on January 1, 2009.
2007 disposal and business combination activities
•	Disposal of the fixed-line telecommunications operations in Guangdong province and Shanghai municipality branches (“Guangdong and Shanghai Branches”)
On January 15, 2007, the Company’s wholly-owned subsidiary, CNC China entered into an assets transfer agreement with Netcom Group. Pursuant to the agreement, CNC China agreed to sell its assets and liabilities in relation to its fixed-line telecommunications operations in Guangdong and Shanghai Branches in the PRC to Netcom Group for cash consideration of RMB3.5 billion. The disposal was completed on February 28, 2007 upon the approval granted from the Ministry of Industry and Information Technology (“MIIT”, the former Ministry of Information Industry has been consolidated into the MIIT).
•	Purchase of assets and business of Guizhou branch of Unicom Group
Pursuant to an asset transfer agreement entered between CUCL and Unicom Group on November 16, 2007, CUCL agreed to purchase the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group)) of Guizhou branch of Unicom Group (“Guizhou Business”) at a cash consideration of RMB880 million. In addition, pursuant to the asset transfer agreement, the income or loss of the Guizhou Business for the period from December 31, 2006 to December 31, 2007 (i.e, the effective date of the acquisition) was transferred to Unicom Group.
•	Acquisition of Beijing Telecommunications Planning and Designing Institute Corporation Limited (“Beijing Telecom P&D Institute”)
On December 5, 2007, China Netcom Group System Integration Limited Corporation (“System Integration Corporation”), a wholly-owned subsidiary of CNC China, entered into an equity interest transfer agreement with China Netcom Group Beijing Communications Corporation (“Beijing Communications Corporation”, a subsidiary of Netcom Group), pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecom P&D Institute from Beijing Communications Corporation for a total consideration of RMB299 million. The acquisition was completed on December 31, 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1	First-time Adoption of International Financial Reporting Standards (“IFRSs”) and Statement of Compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). These financial statements also comply with HKFRSs, which are consistent with IFRSs, as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK and the requirements of the Hong Kong Companies Ordinance.

Although HKFRSs have been fully converged with IFRSs in all material respects since January 1, 2005, these financial statements are the first published financial statements in which the Group makes an explicit and unreserved statement of compliance with IFRSs. Therefore, in preparing these financial statements, management has given due consideration to the requirements of IFRS 1, “First-time Adoption of International Financial Reporting Standards”. As the Group’s financial statements for the year ended December 31, 2008 are the first annual financial statements that comply with IFRSs and HKFRSs, the Group is required to establish its IFRS accounting policies for the year ended December 31, 2008 and except for the standard described below, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, January 1, 2007, being the beginning of the earliest period for which the Group presents full comparative information in these financial statements.

With due regard to the Group’s accounting policies in previous periods and the requirements of IFRS 1, management has elected to apply the optional exemption to not apply IFRS 3 “Business Combinations” retrospectively to past business combinations that occurred prior to January 1, 2005. In addition, the Group has elected to apply IFRS 2 “Share-based Payment” to equity instruments that were granted after November 7, 2002 that vested on or after January 1, 2005. As a result, the conversion from HKFRSs to IFRSs did not result in any impact on the Group’s accounts. As such, the Group makes an explicit and unreserved statement of compliance with IFRSs in the first IFRS financial statements which included amounts arising from business combinations in prior years in the comparatives. Accordingly, these financial statements continue to include a statement of compliance with HKFRSs as well as including for the first time a statement of compliance with IFRSs, without adjustment to the Group’s financial position, the Group’s financial performance or cash flows either at the date of transition to IFRSs or at the end of latest period presented in accordance with HKFRSs.

The comparative amounts of the consolidated financial statements were restated in accordance with HKFRSs. For details, please refer to Note 2.2. Under IFRSs, there is no restatement as the same accounting policies are applied to the opening balance sheet and throughout all periods presented.

2.2	Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of property, plant and equipment (other than buildings and telecommunications equipment of the GSM business), and financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance, which became effective from January 1, 2007 with certain transitional provisions. There are certain differences between the Group’s IFRS/HKFRS financial statements and PRC statutory financial statements. The principal adjustments made to the PRC statutory financial statements to conform to IFRS/HKFRS include the following:
•	reversal of the revaluation surplus or deficit and related depreciation and amortization charges arising from the revaluation of assets (mainly property, plant and equipment) performed by independent valuers for the purpose of reporting to relevant PRC government authorities prior to January 1, 2007;

•	recognition of the revaluation surplus or deficit and related depreciation charges for the purpose of reporting the property, plant and equipment (other than buildings and telecommunications equipment of the GSM business) at revalued amounts under IFRS/HKFRS;

•	recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;

•	capitalization of the direct costs associated with the acquisition of subsidiaries prior to 2005;

•	additional capitalization of borrowing costs prior to the adoption of CAS on January 1, 2007;

•	capitalization and amortization of upfront non-refundable revenue and the related direct incremental costs for activating cellular subscribers prior to the adoption of CAS on January 1, 2007; and

•	adjustments on deferred taxation in relation to IFRS/HKFRS adjustments.

Discontinued Operations

On June 2, 2008, the Company, CUCL and China Telecom entered into the Framework Agreement to dispose of the assets and liabilities in relation to the CDMA business and the disposal was completed on October 1, 2008. In accordance with IFRS/HKFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” issued by the IASB/HKICPA (“IFRS/HKFRS 5”), the results and cash flows of the operations of the CDMA business segment of the Group have been presented as discontinued operations in the consolidated statement of income and statement of cash flows of the Group for the year ended December 31, 2008, and the 2007 comparative figures for the consolidated statement of income and statement of cash flows were also reclassified as discontinued operations accordingly. The difference between the consideration received and receivable and the book value of net assets disposed of is recorded as “Gain on the disposal of discontinued operations” in the consolidated statement of income for the year ended December 31, 2008.

On January 15, 2007, CNC China entered into an assets transfer agreement with Netcom Group to dispose of the assets and liabilities in relation to the telecommunications operations of its Guangdong and Shanghai Branches in the PRC and the disposal was completed on February 28, 2007. In accordance with IFRS/HKFRS 5, the results and cash flows of the operations of the Guangdong and Shanghai Branches have been presented as discontinued operations in the consolidated statement of income and statement of cash flows of the Group for the year ended December 31, 2007.

For details, please refer to Note 33.

Business Combination of Entities and Business under Common Control

The merger between the Company and China Netcom is considered to be a business combination of entities under common control as their respective ultimate holding companies, namely Unicom Group and Netcom Group, are both under the common control of SASAC. Further, the 2008 Business Combination was carried out by reference to the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector dated May 24, 2008 jointly issued by MIIT, the National Development and Reform Commission (“NDRC”) and the Ministry of Finance of the PRC. As set out in Note 1, Unicom Group and Netcom Group had merged on January 6, 2009 following the merger between the Company and China Netcom.

The acquisition of Beijing Telecom P&D Institute in 2007 was considered to be a business combination of entities under common control of Netcom Group as Beijing Telecom P&D Institute was a wholly-owned subsidiary of Beijing Communications Corporation, which is a wholly-owned subsidiary of Netcom Group.

The acquisition of Guizhou Business in 2007 was also considered to be a business combination of entity and business under common control as the Group and Guizhou Business were both under the common control of Unicom Group.

Upon the adoption of HKFRSs in 2005 by the Group, the above transactions have been accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the HKICPA. With regard to IFRSs, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method which is consistent with HKFRSs. The acquired assets and liabilities are stated at predecessor values, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and business acquired had always been part of the Group.

Change of Accounting Policies and Estimates

Since the 2008 Business Combination is accounted for as a business combination of entities under common control, the Group has restated all its HKFRS 2007 comparative amounts as if the merger had been completed on the earliest date of the periods being presented, i.e., January 1, 2007. In addition, to align the accounting policies of the Group and China Netcom, the Group has adopted the following changes solely to its HKFRS accounting policies:
(a)	Measurement of property, plant and equipment

Pursuant to a resolution passed by the Board of Directors on August 13, 2008, the Group changed the following accounting policies for the property, plant and equipment held by the Group prior to the merger with China Netcom:
1)	Buildings are stated at historical costs less accumulated depreciation and accumulated impairment losses instead of at revalued amounts;

2)	Other property, plant and equipment (other than the telecommunications equipment of GSM business) are stated at revalued amounts instead of historical costs less accumulated depreciation and accumulated impairment losses.
The change in accounting policy in relation to buildings has been applied on a retrospective basis. The change in accounting policy for other property, plant and equipment (other than the telecommunications equipment of GSM business) to the revaluation basis has been treated as a revaluation occurring at the beginning of the earliest period presented in these financial statements. Accordingly, a revaluation of property, plant and equipment (other than the telecommunications equipment of GSM business) as of January 1, 2007 was performed by an independent property valuation firm, using the replacement cost or open market value approach, as appropriate.

The impact of the change of accounting policies for property, plant and equipment is summarized as follows:

	As of January 1,	As of December 31,		Year ended December 31,
	2007	2007	2008	2007	2008
Continuing operations:
Change in measurement of buildings

Decrease in property, plant and equipment, net	(349)	(335)	(324)	—	—
Decrease in deferred tax liabilities	104	76	73	—	—
Decrease in revaluation reserve	273	301	304	—	—
Increase in retained profits	(28)	(42)	(53)	—	—
Decrease in depreciation and amortization charge	—	—	—	(14)	(11)
Increase in deferred tax expense	—	—	—	—	3

Change in measurement of other property, plant and equipment (other than the telecommunications equipment of GSM business)

Decrease in property, plant and equipment, net	(814)	(659)	(504)	—	—
Increase in deferred tax assets	269	164	125	—	—
Increase in revaluation reserve, net	(265)	(215)	(135)	—	—
Decrease in retained profits	810	710	514	—	—
Decrease in depreciation and amortization charge	—	—	—	(155)	(155)
Increase in deferred tax expense	—	—	—	128	39
The above changes in accounting policies did not have significant impact on the earnings per share for the years ended December 31, 2007 and 2008.

(b)	Subscriber points reward program

The Group has implemented a subscriber points reward program, which is a bonus points based scheme that rewards subscribers according to their service consumption, loyalty and payment history. In prior years, the Group recognized the estimated costs under the subscriber points reward program as “other operating expenses”. In 2008, the Group early adopted IFRIC/HK(IFRIC)-Int 13. Upon the early adoption of IFRIC/HK(IFRIC)-Int 13, a portion of the consideration received or receivable from customers is allocated to the bonus points by reference to their fair value. The fair value of the subscriber points award is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired. The deferred revenue is recognized based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date; and (iii) the expected bonus points redemption rate. The adoption of IFRIC/HK(IFRIC)-Int 13 represents a change solely in HKFRS accounting policy which has been applied retrospectively so the comparatives presented have been restated to conform with the changed policy.

The impact of changes of accounting policy is summarized as follows:

	As of December 31, 2007	As of December 31, 2008

Decrease in payables and accrued liabilities	(634)	(118)
Increase in deferred revenue	634	118

	Year ended	Year ended
	December 31, 2007	December 31, 2008
Continuing operations:

(Decrease)/increase in revenue	(55)	264
Decrease/(increase) in expense	55	(264)

Discontinued operations:

(Decrease)/increase in revenue	(23)	118
Decrease/(increase) in expense	23	(118)

The following tables summarize the changes to the 2007 comparative financial information in connection with the disposal of the CDMA Business, 2008 Business Combination and changes of accounting policies:

		CDMA
		Business		Changes of
	As previously	(discontinued	2008 Business	accounting
	reported	operations)	Combination	policies	Eliminations	As restated
For the year ended/as of December 31, 2007

Results of continuing operations:
Revenue	99,539	(31,197)	84,005	(78)	(1,582)	150,687
Net income	9,301	(656)	11,472	41	—	20,158

Financial position:
Non-current assets	132,588	—	170,078	(754)	—	301,912
Current assets	16,834	—	15,508	—	(167)	32,175
Total assets	149,422	—	185,586	(754)	(167)	334,087
Non-current liabilities	2,974	—	28,128	423	—	31,525
Current liabilities	49,231	—	75,405	(423)	(167)	124,046
Total liabilities	52,205	—	103,533	—	(167)	155,571
Net assets	97,217	—	82,053	(754)	—	178,516
Going Concern Assumption
As of December 31, 2008, the current liabilities of the Group exceeded the current assets by approximately RMB89.1 billion (December 31, 2007: approximately RMB91.9 billion). Given the current global economic conditions and the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:
•	The Group’s continuous net cash inflow from operating activities;

•	Unutilized banking facilities of approximately RMB92.0 billion; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.
In addition, the Group will continue to optimize its fund raising strategy from short, medium and long-term perspectives and to seize the opportunity in the current capital market to take advantage of the low interest rates by issuing medium to long-term debts with low financing cost.
Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2008 have been prepared under the going concern basis.
Critical Accounting Estimates and Judgment
The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

New Accounting Standards, Amendments and Interpretations Pronouncements
The IASB has issued a number of new and revised IFRSs and interpretations that are first effective for the current accounting period commencing January 1, 2008 or are available for early adoption. The equivalent new and revised HKFRSs and interpretations consequently issued by the HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.
(a)	The following interpretation is early adopted by the Group
•	IFRIC/HK(IFRIC)-Int 13, “Customer loyalty programmes” (effective from July 1, 2008). IFRIC/HK(IFRIC)-Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. Comparatives for 2007 have been restated upon adoption of this new interpretation. For the financial impact of the early adoption of IFRIC/HK(IFRIC)-Int 13 on the Group’s financial statements, please refer to point (b) “Subscriber points reward program” under the section headed “Change of Accounting Policies and Estimates” of this Note.
(b)	The following new amendment and interpretation are effective in 2008 and are relevant and are applicable to the Group’s operations
•	IFRIC/HK(IFRIC)-Int 11, “Group and treasury share transactions” provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. In previous years, the Company granted certain share options to its subsidiaries’ employees and recognized the share-based compensation cost in accordance with the transitional provision of IFRS/HKFRS 2. Upon the adoption of IFRIC/HK(IFRIC)-Int 11, equity-settled share-based compensation plan in which the Company grants share options to subsidiaries’ employees are accounted for as an increase in the value of investments in the subsidiaries in the Company’s balance sheet which is eliminated on consolidation. Accordingly, the share-based compensation cost previously recognized by the Company in its unconsolidated financial statements of approximately RMB151 million for the year ended December 31, 2007 was allocated to the subsidiaries and the related business segments. The segment information for the year ended December 31, 2007 has been restated to reflect the effect of the adoption of IFRIC/HK(IFRIC)-Int 11.

•	IAS/HKAS 39, “Financial instruments: Recognition and measurement”, amendment on reclassification of financial assets permits reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met. The related amendment to IFRS/HKFRS 7, “Financial instruments: Disclosures”, introduces disclosure requirements with respect to financial assets reclassified out of the held-for-trading and available-for-sale categories. This amendment does not have any impact on the Group’s financial statements, as the Group has not reclassified any financial assets.

(c)	The following interpretations to published standards are mandatory for accounting periods beginning on or after January 1, 2008 but are not relevant to the Group’s operation
•	IFRIC/HK(IFRIC)-Int 12, “Service concession arrangements”.

•	IFRIC/HK(IFRIC)-Int 14, “The limit on a defined benefit asset, minimum funding requirements and their interaction”.
(d)	Standards, amendments to standards and interpretations to existing standards have been issued but not yet effective in 2008 and have not been early adopted by the Group
•	IFRS/HKFRS 2 (Amendment), “Share-based payment” (effective from January 1, 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

•	IFRS/HKFRS 8, “Operating segments” (effective from January 1, 2009). The amended standard replaces IAS/HKAS 14, “Segment reporting”, and aligns segment reporting with the requirements of the US standard SFAS 131, “Disclosures about segments of an enterprise and related information”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes.

•	IFRS/HKFRS 3 (Revised) “Business combination” (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated statement of income. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed.

•	IAS/HKAS 1 (Revised), “Presentation of financial statements” (effective from January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated statement of income and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as of the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. It is likely that both the consolidated statement of income and statement of comprehensive income will be presented as performance statements.

•	IAS/HKAS 23 (Revised), “Borrowing costs” (effective from January 1, 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed.

•	IAS/HKAS 27 (Revised), “Consolidated and separate financial statements” (effective from July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in income or loss.

•	IASB’s annual improvement project published in May 2008/HKICPA’s improvements to HKFRS published in October 2008
•	IAS/HKAS 1 (Amendment), “Presentation of financial statements” (effective from January 1, 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS/HKAS 39, “Financial instruments: Recognition and measurement” are examples of current assets and liabilities respectively.

•	IAS/HKAS 19 (Amendment), “Employee benefits” (effective from January 1, 2009).
•	The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation.

•	The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation.

•	The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.

•	IAS/HKAS 37, “Provisions, contingent liabilities and contingent assets” requires contingent liabilities to be disclosed, not recognized. IAS/HKAS 19 has been amended to be consistent.
•	IAS/HKAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS/HKAS 39 “Financial instruments: Recognition and measurement”. This eliminates the inconsistency of terms between IAS/HKAS 39 and IAS/HKAS 23.

•	IAS/HKAS 27 (Amendment), “Consolidated and separate financial statements” (effective from January 1, 2009). Where an investment in a subsidiary that is accounted for under IAS/HKAS 39, “Financial instruments: recognition and measurement”, is classified as held for sale under IFRS/HKFRS 5, “Non-current assets held for sale and discontinued operations”, IAS/HKAS 39 would continue to be applied.

•	IAS/HKAS 36 (Amendment), “Impairment of assets” (effective from January 1, 2009). Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made.

•	IAS/HKAS 40 (Amendment), “Investment property” (and consequential amendments to IAS/HKAS 16) (effective from January 1, 2009). Property that is under construction or development for future use as investment property is within the scope of IAS/HKAS 40. Where the fair value model is applied, such property is, therefore, measured at fair value. However, where fair value of investment property under construction is not reliably measurable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably measurable.

•	IFRS/HKFRS 5 (Amendment), “Non-current assets held for sale and discontinued operations” (and consequential amendment to IFRS/HKFRS 1, “First-time adoption”) (effective from July 1, 2009). The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. A consequential amendment to IFRS/HKFRS 1 states that these amendments are applied prospectively from the date of transition to IFRS/HKFRSs.

•	There are a number of minor amendments to IFRS/HKFRS 7, “Financial instruments: Disclosures”, IAS/HKAS 8, “Accounting policies, changes in accounting estimates and errors”, IAS/HKAS 10, “Events after the balance sheet date”, IAS/HKAS 18, “Revenue” and IAS/HKAS 34, “Interim financial reporting” which are not addressed above.
The Group is currently evaluating the impact of adopting the above standards/interpretations on the Group’s consolidated financial statements.

2.3	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.
(a)	Subsidiaries

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

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Upon the disposal of subsidiaries, the difference between the consideration received and receivable and the book value of net assets disposed of is recorded as gain/loss on disposal in the consolidated statement of income in the year of disposal.

The Group has acquired the equity interests of certain subsidiaries prior to 2005 (refer to Note 8 for details). Prior to the adoption of HKFRSs in 2005, the Group accounted for the acquisition of subsidiaries under common control in accordance with the original HK SSAP 27 “Accounting for Group Reconstructions” (“HK SSAP 27”) under the previous accounting principles generally accepted in Hong Kong and the requirement of the Hong Kong Companies Ordinance. Since the criteria for applying merger accounting under HK SSAP 27 was not satisfied, the purchase method of accounting was used to account for the acquisitions of those subsidiaries (including common control transactions) by the Group prior to 2005.

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

Upon the adoption of HKFRSs in 2005, merger accounting is used by the Group to account for the business combination of entities and businesses under common control in accordance with AG 5 issued by the HKICPA. The results of operations and financial position of such entities or businesses are included in the consolidated financial statements as if the businesses were always part of the Group from the beginning of the earliest period presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

Upon the adoption of IFRSs, the Group has elected not to apply IFRS 3 “Business Combination” retrospectively to past business combination that occurred prior to January 1, 2005. In addition, the Group adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRS.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

(b)	Minority interests

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and statements of changes in equity within equity, separately from equity attributable to the equity holders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statement of income as an allocation of the total income or loss for the year between minority shareholders and the equity holders of the Company.

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

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains or losses for the Group are recorded in the consolidated financial statements. Purchases from minority interests result in goodwill, being the difference of any consideration paid and the relevant share of the carrying value of the net assets of the subsidiary acquired.
2.4	Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. For details of the Group’s business segments, please refer to Note 5. The Group has not presented geographical segments as the Group operates primarily in one geographical segment. This is also consistent with the Group’s internal financial reporting.

Unallocated costs primarily represent corporate expenses, realized loss on changes in fair value of derivative component of the convertible bonds and income tax expenses, whilst unallocated income represents interest income and other gains (including the tax refund on reinvestment in subsidiaries) that cannot be allocated to different operating segments. Segment assets consist primarily of property, plant and equipment, other assets, prepayments, inventories and consumables, receivables and operating cash. Segment liabilities primarily comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

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

(c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognized as a separate component of equity into other reserve.
On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognized in the statement of income as part of the gain or loss on disposal.
For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB 6.8225 to US$1.00, the noon buying rate in New York city for cable transfer in RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008.

2.6	Property, Plant and Equipment
(i)	Construction-in-progress

Construction-in-progress (“CIP”) represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of property, plant and equipment.

(ii)	Buildings

As discussed in Note 2.2, on January 1, 2007, the Group changed its accounting policy such that buildings held by the Group are stated at cost, instead of revalued amounts, less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives, which is consistent with the accounting policy of China Netcom prior to the merger as discussed in Note 1.

(iii)	Other property, plant and equipment

Other property, plant and equipment comprise telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and others. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

If an item of property, plant and equipment is acquired in exchange for another item of property, plant and equipment, the cost of such an item of property, plant and equipment is measured at fair value unless (a) the exchange transactions lacks commercial substance, or (b) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

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

As discussed in Note 2.2, on January 1, 2007, the Group changed its accounting policy such that all other property, plant and equipment (other than the telecommunications equipment of the GSM business) held by the Group are stated at revalued amounts, instead of historical costs, less accumulated depreciation and accumulated impairment losses, which is consistent with the accounting policy of China Netcom prior to the merger as discussed in Note 1.

When an item of fixed asset is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against any revaluation surplus on earlier valuations in respect of the same item and thereafter are debited to statement of income. Any subsequent increases are credited to the statement of income up to the amount previously debited. Each year the difference between depreciation based on the revalued carrying amount of the asset expensed in the statement of income and depreciation based on the asset’s original cost is transferred from the revaluation reserve to retained profits.

Revaluations on fixed assets will be performed with sufficient regularity by independent valuers and in each of the intervening years, valuations are reviewed by management of the Group. The revalued amount is the fair value at the date of revaluation.

(iv)	Depreciation

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs or revalued amounts less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	3 - 50 years	3-5%
Telecommunications equipment of GSM business	5 - 15 years	3-5%
Telecommunications equipment of Fixed-line business	5 - 15 years	3-5%
Office furniture, fixtures, motor vehicles and others	5 - 18 years	3-5%
Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.10).

(v)	Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of a property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognized in the statement of income. When revalued assets are sold, the residual amounts included in the revaluation reserve are transferred to retained profits.

2.7	Goodwill

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

2.8	Lease prepayments

Lease prepayments represent payments for land use rights. Lease prepayments for land use rights are stated at cost initially and expensed on a straight line basis over the lease period.

2.9	Other Assets

Other assets mainly represent (i) capitalized direct incremental costs for activating GSM and CDMA subscribers; (ii) installation costs of fixed-line services; (iii) customer acquisition costs; (iv) computer software; and (v) prepaid rental for premises and leased lines.
(i)	Capitalized direct incremental costs for activating GSM and CDMA subscribers, including costs of SIM/UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are amortized over the expected customer service periods. The expected customer service periods are estimated based on the expected stabilized churn rates of subscribers.

(ii)	The direct incremental costs associated with the installation in relation to Fixed-line business are deferred and expensed to the statement of income over the expected customer relationship period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees are recorded immediately as expenses in the statement of income.

(iii)	Customer acquisition costs
(a)	Customer acquisition costs under contractual CDMA subscriber packages represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Such customer acquisition costs, to the extent recoverable, are amortized over the contractual period (not exceeding 2 years) during which the minimum contract revenue is expected to flow to the Group. Customer acquisition costs of contractual CDMA subscribers are included in “prepayment and other current assets” when the customer contract is within 1 year of expiry, whereas they are recorded as “other assets” when the unexpired contract period is over 1 year.

(b)	When certain bifurcation conditions as mentioned in Note 2.21 (a) of Personal Handy-phone System (“PHS”) bundled service contracts are met, revenue attributable to handsets given to customers under bundled service contracts is recognized separately in the statement of income of the period the contracts are entered into. The costs of these handsets are expensed immediately to the statement of income in the same period. When any one of the bifurcation conditions is not met, the costs of handsets given to customers under bundled service contracts are deferred as subscriber acquisition costs, to the extent recoverable, as they meet the definition and criteria for an asset and expensed to the statement of income on a systematic basis over the customer service contract period.
(iv)	Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives on a straight-line basis.

(v)	Long-term prepaid rental for premises and leased lines are amortized using a straight-line method over the lease period.
2.10	Impairment of Non-Financial Assets

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

2.11	Inventories and Consumables

Inventories, which primarily comprise handsets, SIM cards, UIM cards and accessories, are stated at the lower of cost and net realizable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Consumables consist of materials and supplies used in maintaining the Group’s telecommunication network and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence.

2.12	Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets’ carrying amount and the present value of estimated future cash flows which is discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of a provision account, and the amount of the loss is recognized in the statement of income. When a receivable is proven to be uncollectible with sufficient evidence, it is written off against the provision account for receivables. Subsequent recoveries of amounts previously written off are credited in the statement of income.

2.13	Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.14	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

2.15	Convertible Bonds

As the functional currency of the Group is RMB, the conversion of the convertible bonds denominated in Hong Kong Dollars would not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Group, for a fixed number of the Company’s shares. In accordance with the requirements of IAS/HKAS 39, “Financial Instruments — Recognition and Measurement”, the convertible bond contract must be separated into two component elements: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds.

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

2.16	Deferred Revenue, Advances from Customers and Subscriber Points Reward Program
(a)	Deferred revenue

Deferred revenue mainly represents upfront non-refundable revenue, including connection fees, installation fees and receipts from the activation of SIM/UIM cards relating to the Cellular Business, which are deferred and recognized over the expected customer service period.

(b)	Advances from customers

Advances from customers are amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognized as revenues upon the rendering of services.

(c)	Subscriber points reward program

The fair value of providing telecommunications services and the subscriber points reward are allocated based on their relative fair values. A portion of revenue equal to the fair value of the subscriber points reward is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired. The deferred revenue is recognized based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date; and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.
2.17	Borrowings

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

2.18	Employee Benefits
(a)	Retirement benefits

The Group participates in defined contribution pension schemes. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a reduction in the future payments is available.

(b)	Early retirement benefits

Early retirement benefits are recognized as expenses when the Group reaches agreement with the relevant employees for early retirement.

(c)	Housing benefits

One-off cash housing subsidies paid to the PRC employees are charged to the statement of income in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

The Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

(d)	Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted excluding the impact of any non-market vesting conditions (for example, revenue and profit targets). However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognizes the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the share options are exercised. The corresponding employee share-based compensation reserve is transferred to share premium.

In connection with the 2008 Business Combination (Note 1), the exchange of China Netcom’s options to the Company’s options was accounted for as a modification in accordance with IFRS/HKFRS 2 “Share-based Payment” issued by the IASB/HKICPA (“IFRS/HKFRS 2”). The incremental fair value of the exchanged options measured before and after the modification is to be recognized as follows:
•	For vested options, the incremental share-based compensation costs are recognized in the statement of income immediately;

•	For non-vested options, the incremental share-based compensation costs are recognized in the statement of income over the remaining vesting period.

2.19	Provisions

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

2.20	Discontinued Operations

A discontinued operation is a component of the Group that may be a major line of business or geographical area of operations that has been disposed of or is held for sale. The results and cash flows of that component are separately reported as “discontinued operations” in the statement of income and statement of cash flows, respectively. The difference between the consideration received and receivable and the book value of net assets disposed of is recorded as gain/loss on disposal in the consolidated statement of income in the year of disposal. The comparative statement of income and statement of cash flows are also reclassified as “discontinued operations”. The assets and liabilities of such component classified as “discontinued operations” or “held for sale” is presented separately in assets and liabilities, respectively, of the consolidated balance sheet, from the date it is first determined to be discontinued operations or assets/liabilities held for sale, and are de-recognized upon the completion of the disposal.

2.21	Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the services and sales of goods or telecommunications products in the ordinary course of the Group’s activities. Revenue is shown net of business tax, government surcharges, returns and discounts and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration of the type of customer, the type of transaction and the specifics of each arrangement.
(a)	Sales of services and goods
•	Usage fees and monthly fees are recognized when the service are rendered;

•	Revenues from the provision of broadband and other Internet-related services and managed data services are recognized when the services are provided to customers;

•	Revenue from telephone cards, which represents service fees received from customers for telephone services, is recognized when the related service is rendered upon actual usage of the telephone cards by customers;

•	Lease income from leasing of lines and customer-end equipment are treated as operating leases with rental income recognized on a straight-line basis over the lease term;

•	Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalized ring, wireless data services, caller number display and secretarial services to subscribers, is recognized when service is rendered;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognized when title has been passed to the buyers;

•	For CDMA promotional packages where CDMA handsets are provided to subscribers for their use during a specified contract period (Note 4.2(a)), since the commercial substance of the transaction is to develop new contractual subscribers by offering handsets, the two elements of CDMA cellular services and handsets are considered as a linked transaction. Service revenues from such promotional packages are recognized based upon the actual usage of cellular services at the tariff set out in the contracts.

•	Certain PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset. When all of the following criteria are met, PHS handsets and related services are separately recognized as revenues according to their relative fair values. When any one of the following criteria is not met, total revenues from PHS bundled service contracts are recognized on a systematic basis to match the shorter of the pattern of usage of the PHS services by customers and the minimum non-cancellable contractual period.
(i)	PHS handsets and related services have value on a stand-alone basis;

(ii)	Reliable estimate for fair value of PHS handsets and related services exists; and

(iii)	In arrangements that include a general right of refund for the delivered item, performance of the undelivered item is considered probable and substantially in the Group’s control.
•	Revenue from information communications technology services are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, services revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and services revenue should not be recognized.
(b)	Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.

(c)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.22	Leases (as the lessee)
(a)	Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor), including long-term prepayment for land use rights, are expensed in the statement of income on a straight-line basis over the period of the lease.

(b)	Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the liability balance outstanding. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognized in the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
2.23	Borrowing Costs

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

2.24	Taxation
(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

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
2.25	Government Grants

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

2.26	Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.27	Contingent Liabilities and Contingent Assets

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

2.28	Earnings per Share and per American Depositary Share (“ADS”)

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

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

Financial risk management is carried out by the Group’s finance department at its headquarters, following the overall direction determined by the Board of Directors. The Group’s finance department identifies and evaluates financial risks in close co-operation with the Group’s operating units.
(a)	Market risk
(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars and HK dollars. Exchange risk exists with respect to the repayment of indebtedness to foreign lenders and payables to equipment suppliers and contractors.

The Group’s finance department at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies to minimise the exposure to the Group. From time to time, the Group may enter into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the year, the Group and the Company had not entered into any forward exchange contracts or currency swap contracts.

As of December 31, 2007 and 2008, the Group had cash and cash equivalents and short-term bank deposits denominated in foreign currencies amounting to RMB1,673 million and RMB1,315 million, respectively (Note 36). As of December 31, 2007 and 2008, the Group had bank borrowings denominated in foreign currencies amounting to RMB4,898 million and RMB1,099 million, respectively (Note 19).

As of December 31, 2008, if the RMB had strengthened/weakened by 10% against the foreign currencies, primarily with respect to US dollars and HK dollars, while all other variables are held constant, the Group would have recognized additional exchange loss/gain of approximately RMB22 million (2007: exchange gain/loss approximately RMB323 million) for foreign currencies denominated cash and cash equivalents, short-term bank deposits and bank loans.

(ii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits, management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk arises from interest bearing borrowings including bank loans, corporate bonds and short-term commercial paper. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2007 and 2008, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements designed to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2007 and 2008.

As of December 31, 2008, the Group had approximately RMB28,879 million (2007: approximately RMB35,296 million) of bank loans, corporate bonds and short-term commercial paper at fixed rates and approximately RMB1,114 million (2007: approximately RMB22,051 million) of bank loans at floating rates.

For the year ended December 31, 2008, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables are held constant, the interest expenses would have increased/decreased by approximately RMB125 million (2007: approximately RMB131 million).

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

The table below shows the bank deposits and cash and cash equivalents balances held at the major banks by the Group as of December 31, 2007 and 2008:

	2007
	(As restated)	2008

Short-term bank deposits
State-owned banks	619	238
Other banks	116	—

	735	238

Cash and cash equivalents
State-owned banks	11,484	8,672
Other banks	495	566

	11,979	9,238

The Group expects that there is no significant credit risk associated with the bank deposits and cash and cash equivalents since the state-owned banks have support from the government and other banks are medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Group’s credit exposure is mainly represented by the fair value of accounts receivable for services. The Group has policies to limit the credit exposure on accounts receivable for services. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing. The utilization of credit limits and the settlement pattern of the customers are regularly monitored by the Group.

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

(c)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds through short-term bank loans, short-term commercial paper and the issuance of bonds. Due to the dynamic nature of the underlying businesses, the Group’s finance department at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilizing different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time period from the balance sheet date to the contractual maturity date.

	Less than 1	Between 1	Between 2	Over 5
	year	and 2 years	and 5 years	years

At December 31, 2007 (As restated)
Long-term bank loans	8,665	10,353	3,823	2,840
Corporate bonds	90	90	270	2,450
Other obligations	525	458	1,243	1,051
Payables and accrued liabilities	46,486	—	—	—
Amounts due to related parties	6,015	2,214	4,337	—
Amounts due to domestic carriers	510	—	—	—
Short-term commercial paper	20,629	—	—	—
Short-term bank loans	12,134	—	—	—

	95,054	13,115	9,673	6,341

At December 31, 2008
Long-term bank loans	1,299	108	315	635
Corporate bonds	355	355	6,064	2,360
Other obligations	510	394	1,034	866
Payables and accrued liabilities	63,605	—	—	—
Amounts due to related parties	2,727	—	—	—
Amounts due to domestic carriers	538	—	—	—
Payables in relation to the disposal of the CDMA Business	4,232	—	—	—
Short-term commercial paper	10,447	—	—	—
Short-term bank loans	11,013	—	—	—

	94,726	857	7,413	3,861

Regarding the Group’s going concern basis of assumption for the preparation of its financial statements, please refer the details to Note 2.2.

3.2	Capital risk management

The Group’s objectives when managing capital are:
•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.
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

The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest bearing debts plus minority interest over interest bearing debts plus total equity. Interest bearing debts represent short-term commercial paper, short-term bank loans, long-term bank loans, amounts due to related parties and corporate bonds, as shown in the consolidated balance sheet. Total equity represents capital and reserves attributable to the Company’s equity holders plus minority interest as shown in the consolidated balance sheet.

The Group’s debt-to-capitalization ratios at December 31, 2007 and 2008 are as follows:

	2007
	(As restated)	2008
Interest bearing debts:
- Short-term commercial paper	20,000	10,000
- Short-term bank loans	11,850	10,780
- Current portion of long-term loans	7,411	1,216
- Long-term bank loans	16,086	997
- Corporate bonds	2,000	7,000
- Amounts due to related parties	8,129	—

	65,476	29,993

Minority interest	4	—

Interest bearing debts plus minority interest	65,480	29,993

Total equity:
- Capital and reserves attributable to equity holders of the Company	178,512	206,710
- Minority interest	4	—

	178,516	206,710

Interest bearing debts plus total equity	243,996	236,703

Debt-to-capitalization ratio	26.8%	12.7%

The decrease in debt-to-capitalization ratio during 2008 resulted primarily from the repayment of short-term commercial paper and long-term bank loans by utilizing the proceeds from the sale of the CDMA Business by the Group and the issuance of new shares in connection with the merger with China Netcom.

3.3	Fair value estimation

The estimate of fair value of the Company’s options is determined by using valuation techniques. The Group selects an appropriate valuation method and makes assumptions with reference to market conditions existing at each valuation date.

The fair value of financial instruments that are actively traded is based on the market price as of balance sheet date. The carrying value of trade receivables (net of impairment provision) and payables are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
(a)	Depreciation on property, plant and equipment

Depreciation on the Group’s property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

(b)	Revaluation of property, plant and equipment

Property, plant and equipment other than buildings and telecommunications equipment of the GSM business (Note 2.6 (iii)) is carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment. Such equipment was revalued on a replacement cost or open market value approach, as appropriate, by an independent valuer. If the revalued amounts differ significantly from the carrying amounts of the equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the equipment. This will have an impact on the Group’s future results, since any subsequent decreases in valuation are first set off against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the statement of income and any subsequent increases are credited as income to the statement of income up to the amount previously charged to the statement of income and thereafter are credited to equity. In addition, the depreciation expenses in future periods will change as the carrying amounts of such equipment change as a result of the revaluation.

(c)	Impairment of non-current assets

The Group tests whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.10. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-current assets and the Group’s results would be significantly affected. Such impairment losses are recognized in the statement of income, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.

For the year ended December 31, 2008, the Group recognized RMB11,837 million (2007: Nil) of impairment loss on property, plant and equipment in relation to the PHS services. 1% increase in the discount rate used would result in an increase in impairment loss of approximately RMB11 million. For details, please refer to Note 6.

(d)	Provision for doubtful debts

Accounts receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. The Group evaluates specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. The Group records a provision based on its best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as of each reporting date, the Group makes a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining balances. The Group makes such estimates based on its past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. For general subscribers, the Group makes a full provision for receivables aged over 3 months, which is consistent with its credit policy with respect to the relevant subscribers.

The Group’s estimates described above are based on past experience, subscribers’ creditworthiness and collection trends. If circumstances change (e.g. due to factors including developments in the Group’s business and the external market environment), the Group may need to re-evaluate its policies on doubtful debts, and make additional provisions in the future.

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

For temporary differences which give rise to deferred tax assets, the Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to impairment loss and revaluation deficit on property, plant and equipment, provision for doubtful debts, deferred revenue and accruals of expenses not yet deductible for tax purpose. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB5,326 million as of December 31, 2008 (2007: approximately RMB2,514 million). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact the Group’s results or financial position.

(f)	Equity-settled share options

On October 15, 2008, the Company granted share options under the Special Purpose Share Option Scheme. The fair value of this option which is not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select an appropriate valuation method and makes assumptions that are mainly based on market conditions existing at the grant date. The valuation model requires the input of subjective assumptions, including the volatility of share price, dividend yield and expected option life. Changes in subjective input assumptions can materially affect the fair value estimate. For details, please refer to Note 32.

4.2	Critical judgments in applying the Group’s accounting policies

Recognition of upfront non-refundable revenue and direct incremental costs
(a)	Mobile telecommunications services

The Group defers and amortizes upfront non-refundable revenue, including connection fees and activation fees of SIM cards or UIM cards from cellular subscribers over the expected customer service period. Accordingly, the related direct incremental costs of acquiring and activating GSM and CDMA subscribers, including costs of SIM or UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are also capitalized and amortized over the same expected customer service period. The Group only capitalized costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statement of income immediately. The weighted average customer service period of Cellular Business based on current estimation after considering the prevailing market environment is approximately 3 years (2007: approximately 3 years).

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

(b)	Fixed-line telecommunications services

The Group defers the recognition of upfront customer connection and installation fees and amortizes them over the expected customer relationship period of 10 years. The related direct incremental installation costs are deferred and amortized over the same expected customer relationship period of 10 years, except when the direct incremental costs exceed the corresponding installation fees, the excess amounts are immediately written off as an expense to the statement of income.

The Group estimates the expected customer relationship period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group’s services, technological innovation, and the expected changes in the regulatory and social environment. If the Group’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues may change for future periods.

5.	SEGMENT INFORMATION
Upon the completion of the merger between the Company and China Netcom on October 15, 2008, the Group’s business has become more diversified and management has reassessed the segment information presentation for the year ended December 31, 2008. The Group revised its basis of reporting to the chief operating decision maker by combining the data and Internet business and long distance business previously separately reported together with the Fixed-line business to better reflect its business segment results based on the underlying risk and rewards of the businesses. Accordingly, the comparative figures have been restated to conform with the current year’s presentation.
The Group’s continuing operations comprise two business segments based on the various types of telecommunications services mainly provided to customers in Mainland China. The major business segments operated by the Group are classified as follows:
Continuing operations:
•	GSM business — the provision of GSM telephone and related services in all 31 provinces, municipalities and autonomous regions in Mainland China;

•	Fixed-line business — the provision of fixed-line telecommunications and related services in Liaoning, Jilin, Heilongjiang, Shandong, Shanxi, Henan and Hebei provinces, Neimenggu autonomous region and Tianjin and Beijing municipalities and the provision of domestic and international data and Internet related services and domestic and international long distance and related services in all 31 provinces, municipalities and autonomous regions in Mainland China previously separately reported by the Group.
Discontinued operations:
•	CDMA business — the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacity from Unicom New Horizon;

•	Fixed-line business — the provision of fixed-line telecommunications and related services in Guangdong and Shanghai Branches.
The Group’s primary measure of segment results is based on segment income or loss before income tax. Unallocated costs primarily represent corporate expenses, realized loss on changes in fair value of derivative component of the convertible bonds and income tax expense whilst unallocated income represents interest income and other income (including the tax refund on reinvestment in subsidiaries), which cannot be identified to different operating segments.

5.1	Business Segments

	2007
	(As restated)
						Discontinued operations (Up to effective date of disposal)
							Fixed-line
							business
	Continuing operations						- Guangdong
					Total		and	Total
	GSM	Fixed-line	Unallocated		continuing	CDMA	Shanghai	discontinued
	business	business	amounts	Elimination	operations	business	Branches	operations	Total

Service revenue	62,547	87,200	—	—	149,747	26,309	615	26,924	176,671
Sales of telecommunications products	12	928	—	—	940	4,888	—	4,888	5,828

Total revenue from external customers	62,559	88,128	—	—	150,687	31,197	615	31,812	182,499
Intersegment revenue	173	3,724	—	(3,897)	—	—	—	—	—

Total revenue	62,732	91,852	—	(3,897)	150,687	31,197	615	31,812	182,499
Interconnection charges	(10,022)	(5,032)	—	3,840	(11,214)	(2,164)	(151)	(2,315)	(13,529)
Depreciation and amortization	(19,044)	(28,325)	—	—	(47,369)	(632)	(141)	(773)	(48,142)
Networks, operations and support expenses	(6,256)	(9,820)	—	54	(16,022)	(10,203)	(91)	(10,294)	(26,316)
Employee benefit expenses	(4,499)	(12,996)	(45)	—	(17,540)	(1,823)	(57)	(1,880)	(19,420)
Other operating expenses	(14,132)	(18,619)	(28)	3	(32,776)	(15,227)	(154)	(15,381)	(48,157)
Financial income/(costs)	134	(3,297)	(724)	656	(3,231)	(15)	(26)	(41)	(3,272)
Interest income	107	136	698	(656)	285	15	—	15	300
Realized loss on changes in fair value of derivative component of the convertible bonds	—	—	(569)	—	(569)	—	—	—	(569)
Other income — net	132	2,077	2,781	—	4,990	7	2	9	4,999

Segment income/(loss) before income tax	9,152	15,976	2,113	—	27,241	1,155	(3)	1,152	28,393

Income tax expenses					(7,083)			(498)	(7,581)
Gain on the disposal of Guangdong and Shanghai Branches					—			626	626

Net income					20,158			1,280	21,438

Attributable to:
Equity holders of the Company					20,158			1,279	21,437
Minority interest					—			1	1

					20,158			1,280	21,438

Other information:
(Provision)/reversal for doubtful debts	(1,258)	(942)	—	—	(2,200)	(395)	17	(378)	(2,578)

Capital expenditures for segment assets (a)	16,332	20,040	9,587	—	45,959	—	443	443	46,402

	2008
						Discontinued
	Continuing operations					operations (Up to
					Total	effective date of
	GSM	Fixed-line	Unallocated		continuing	disposal)
	business	business	amounts	Elimination	operations	CDMA business	Total

Service revenue	64,704	82,548	—	—	147,252	19,077	166,329
Sales of telecommunications products	550	1,104	—	—	1,654	3,253	4,907

Total revenue from external customers	65,254	83,652	—	—	148,906	22,330	171,236
Intersegment revenue	157	3,314	—	(3,471)	—	—	—

Total revenue	65,411	86,966	—	(3,471)	148,906	22,330	171,236
Interconnection charges	(10,753)	(4,603)	—	3,345	(12,011)	(1,692)	(13,703)
Depreciation and amortization	(18,786)	(28,892)	—	—	(47,678)	(411)	(48,089)
Networks, operations and support expenses	(6,658)	(10,038)	—	119	(16,577)	(7,780)	(24,357)
Employee benefit expenses	(5,137)	(13,718)	(47)	—	(18,902)	(1,600)	(20,502)
Other operating expenses	(15,976)	(17,272)	(341)	7	(33,582)	(8,966)	(42,548)
Financial income/(costs)	175	(2,632)	(668)	714	(2,411)	(6)	(2,417)
Interest income	309	105	539	(714)	239	10	249
Impairment loss on property, plant and equipment	—	(11,837)	—	—	(11,837)	—	(11,837)
Other income — net	110	1,884	—	—	1,994	22	2,016

Segment income/(loss) before income tax	8,695	(37)	(517)	—	8,141	1,907	10,048

Income tax expenses					(1,801)	(469)	(2,270)
Gain on the disposal of the CDMA Business					—	26,135	26,135

Net income					6,340	27,573	33,913

Attributable to:
Equity holders of the Company					6,340	27,572	33,912
Minority interest					—	1	1

					6,340	27,573	33,913

Other information:
Provision for doubtful debts	(1,371)	(1,529)	—	—	(2,900)	(383)	(3,283)

Capital expenditures for segment assets (a)	33,852	26,957	9,676	—	70,485	—	70,485

	December 31, 2007 (As restated)
	GSM	CDMA	Fixed-line	Unallocated
	business	business	business	amounts	Elimination	Total

Total segment assets	112,657	9,885	210,649	17,234	(16,338)	334,087

Total segment liabilities	49,118	9,101	109,891	3,799	(16,338)	155,571

	December 31, 2008
	GSM	CDMA	Fixed-line	Unallocated
	business	business	business	amounts	Elimination	Total

Total segment assets	168,782	—	202,645	16,329	(42,832)	344,924

Total segment liabilities	82,027	—	98,699	320	(42,832)	138,214

(a)	Capital expenditures classified under “Unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

5.2	Geographical Segments

The customers of the Group’s services are mainly in Mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue of the Group.

In addition, although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment and other assets) are situated in Mainland China, as the Group’s principal activities are conducted in Mainland China. For 2007 and 2008, substantially all capital expenditures incurred by the Group were to acquire assets located in Mainland China and less than 10% of the Group’s assets and operations are located outside Mainland China. Accordingly, no geographical segment information is presented.

6.	PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the years ended December 31, 2007 and 2008 are as follows:

	2007 (As restated)
				Office
			Tele-	furniture,
		Tele-	communications	fixtures,
		communications	equipment of	motor
		equipment of	Fixed-line	vehicles	Leasehold	Construction-
	Buildings	GSM business	business	and others	improvements	in-progress	Total
Cost or valuation:
Beginning of year (As previously reported)	14,804	134,810	34,002	9,675	1,388	13,670	208,349
2008 Business Combination under common control (Note 1)	27,545	—	289,263	18,899	166	6,335	342,208
Change of accounting policy on measurement of property, plant and equipment (Note 2.2)	(377)	—	(3,985)	—	—	—	(4,362)

Beginning of year (As restated)	41,972	134,810	319,280	28,574	1,554	20,005	546,195
Additions	221	154	849	1,089	8	42,880	45,201
Transfer from CIP	2,422	18,793	17,356	3,777	437	(42,785)	—
Disposal of discontinued operations	(413)	—	(7,635)	(344)	(137)	(1,134)	(9,663)
Disposals	(108)	(2,097)	(2,139)	(678)	(205)	—	(5,227)

End of year (As restated)	44,094	151,660	327,711	32,418	1,657	18,966	576,506

Representing:
At cost	44,094	151,660	—	—	—	18,966	214,720
At valuation	—	—	327,711	32,418	1,657	—	361,786

	44,094	151,660	327,711	32,418	1,657	18,966	576,506

Accumulated depreciation and impairment:
Beginning of year (As previously reported)	(3,568)	(71,725)	(14,413)	(5,032)	(802)	(14)	(95,554)
2008 Business Combination under common control (Note 1)	(7,081)	—	(151,127)	(9,446)	(78)	—	(167,732)
Change of accounting policy on measurement of property, plant and equipment (Note 2.2)	28	—	3,171	—	—	—	3,199

Beginning of year (As restated)	(10,621)	(71,725)	(162,369)	(14,478)	(880)	(14)	(260,087)
Charge for the year	(1,326)	(15,684)	(26,001)	(3,695)	(292)	(10)	(47,008)
Impairment loss for the year	—	—	—	—	—	—	—
Disposal of discontinued operations	60	—	1,867	137	74	—	2,138
Disposals	78	1,963	1,702	613	205	—	4,561

End of year (As restated)	(11,809)	(85,446)	(184,801)	(17,423)	(893)	(24)	(300,396)

Net book value:
End of year (As restated)	32,285	66,214	142,910	14,995	764	18,942	276,110

Beginning of year (As restated)	31,351	63,085	156,911	14,096	674	19,991	286,108

	2008
				Office
			Tele-	furniture,
		Tele-	communications	fixtures,
		communications	equipment of	motor
		equipment of	Fixed-line	vehicles	Leasehold	Construction-
	Buildings	GSM business	business	and others	improvements	in-progress	Total
Cost or valuation:
Beginning of year (As previously reported)	16,361	151,660	35,481	10,984	1,612	14,966	231,064
2008 Business Combination under common control (Note 1)	28,110	—	296,215	21,434	45	4,000	349,804
Change of accounting policy on measurement of property, plant and equipment (Note 2.2)	(377)	—	(3,985)	—	—	—	(4,362)

Beginning of year (As restated)	44,094	151,660	327,711	32,418	1,657	18,966	576,506
Additions	200	194	1,272	1,067	7	67,745	70,485
Transfer from CIP	2,039	17,931	21,797	3,788	350	(45,905)	—
Disposal of discontinued operations	(1,077)	(3,469)	—	(284)	(6)	(23)	(4,859)
Disposals	(306)	(3,037)	(5,637)	(903)	(381)	—	(10,264)

End of year	44,950	163,279	345,143	36,086	1,627	40,783	631,868

Representing:
At cost	44,950	163,279	—	—	—	40,783	249,012
At valuation	—	—	345,143	36,086	1,627	—	382,856

	44,950	163,279	345,143	36,086	1,627	40,783	631,868

Accumulated depreciation and impairment:
Beginning of year (As previously reported)	(3,827)	(85,446)	(18,230)	(6,505)	(878)	(14)	(114,900)
2008 Business Combination under common control (Note 1)	(8,024)	—	(169,897)	(10,918)	(15)	(10)	(188,864)
Change of accounting policy on measurement of property, plant and equipment (Note 2.2)	42	—	3,326	—	—	—	3,368

Beginning of year (As restated)	(11,809)	(85,446)	(184,801)	(17,423)	(893)	(24)	(300,396)
Charge for the year	(1,612)	(15,110)	(25,589)	(4,202)	(269)	(9)	(46,791)
Impairment loss for the year	—	—	(11,825)	—	—	(12)	(11,837)
Disposal of discontinued operations	190	1,546	—	126	—	—	1,862
Disposals	212	3,068	4,733	831	349	13	9,206

End of year	(13,019)	(95,942)	(217,482)	(20,668)	(813)	(32)	(347,956)

Net book value:
End of year	31,931	67,337	127,661	15,418	814	40,751	283,912

Beginning of year (As restated)	32,285	66,214	142,910	14,995	764	18,942	276,110

As of December 31, 2008, the carrying value of all the revalued property, plant and equipment aforementioned would have been approximately RMB152,989 million (2007: approximately RMB172,262 million) had they been stated at cost less accumulated depreciation and impairment. The directors of the Company consider the fair values of these revalued property, plant and equipment were not materially different from their carrying values as of December 31, 2008.
As of December 31, 2008, the net book value of assets held under finance leases was approximately RMB52 million (2007: approximately RMB408 million).
For the year ended December 31, 2008, interest expense of approximately RMB260 million (2007: approximately RMB439 million) was capitalized to construction-in-progress. The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.51% to 6.80% for the year ended December 31, 2008 (2007: 3.60% to 5.82%).
For the year ended December 31, 2008, the Group recognized a loss on disposal of property, plant and equipment of approximately RMB33 million (2007: approximately RMB142 million).
Upon the completion of the merger with China Netcom (Note 1), management reconsidered the Group’s strategy regarding the PHS services business and expected to gradually phase out this operation. Accordingly, it was expected that the economic performance of PHS services business would deteriorate significantly. Updated analyses and forecasts were prepared by the Group to determine if there had been an impairment of assets. The test for impairment was conducted for the PHS services related equipment, after considering the expected significant decline in revenue and profitability in 2009 and onwards. The impaired PHS services related equipment was written down to their recoverable values, which was determined based on their estimated value in use. Estimated value in use is determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS services related equipment. In estimating the future net cash flows, the Group has made key assumptions and estimates on the appropriate discount rate of 15%, the period covered by the cash flow forecast of 3 years, the future loss of customers at an annual rate of decline ranging from 60% to 80%, and the decrease in average revenue per subscriber at an annual rate of decline at 15%.
These assumptions and estimates are made after considering the historical trends, the prevailing market trends, expected remaining life of the PHS services business and the physical conditions of the PHS services related equipment. Based on the above, the Group recognized an impairment loss on PHS services related equipment of approximately RMB11,837 million for the year ended December 31, 2008 (2007: Nil).

7.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analyzed as follows:

	2007
	(As restated)	2008
Held on:
Leases of between 10 to 50 years	7,998	7,734
Leases of less than 10 years	65	65

	8,063	7,799

For the year ended December 31, 2008, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB224 million (2007: approximately RMB261 million).

8.	GOODWILL

	2007	2008
Cost:
Beginning of year	3,144	3,144
Disposal of the CDMA Business	—	(373)

End of year	3,144	2,771

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and
Unicom New World Telecommunications Co., Ltd. by the Company in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRS and AG 5 in 2005 (refer to Note 2.3(a)).

Goodwill is allocated to the Group’s cash-generating units (“CGU”) identified according to business segments. As of December 31, 2008, all the carrying value of goodwill was attributable to the GSM business. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including revenue annual growth rate of 6% and the applicable discount rate of 12%. Management determined expected operation results based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the business segments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2007 and 2008 and no reasonable change to the assumptions would lead to an impairment.

Upon disposal of the CDMA Business effective on October 1, 2008, goodwill of approximately RMB373 million attributable to the CDMA business arising from the above acquisitions was derecognized.

9.	TAXATION

Hong Kong income tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable income for the year. Taxation on income from outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates the Company’s subsidiaries are mainly operated in PRC, the applicable standard enterprise income tax rate is 25% (2007: 33%).

	2007
	(As restated)	2008

Provision for enterprise income tax on the estimated taxable income for the year
- Hong Kong	18	24
- Outside Hong Kong	7,169	4,631

	7,187	4,655

Deferred taxation	(104)	(2,854)

Income tax expense	7,083	1,801

(a)	Pursuant to the new PRC enterprise income tax law passed by the Tenth National People’s Congress on March 16, 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and are effective from January 1, 2008 (2007: 33%). However, for entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five-year period.

(b)	On December 6, 2007, the State Council issued the detailed implementation regulations of the new PRC enterprise income tax law. Pursuant to the regulations, a 10% withholding income tax will be levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). The Company has made an assessment as of December 31, 2008, based on existing laws and regulations at that time and other factors such as sources of income, composition of the Board of Directors and the location of major assets and accounting records, and concluded that it met the definition of PRC TRE after assessment. Therefore, as of December 31, 2008, the Company’s subsidiaries in the PRC did not accrue withholding tax on dividends distributed to the Company and there was no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed income of the Company’s subsidiaries in the PRC for the year ended December 31, 2008. On April 22, 2009, the PRC State Administration of Taxation issued a formal notice regarding the determination of PRC TRE status and provided implementation guidance in withholding income tax for non-TRE enterprise shareholders. Accordingly, the Company performed a reassessment and concluded that it continues to meet the definition of PRC TRE. However, with respect to non-TRE enterprise shareholders, the Company will distribute the 2008 final dividend payable to them after deducting the amount of Enterprise Income Tax payable by these non-TRE enterprise shareholders thereon and will reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to shareholders appearing as individuals in the Company’s share register.

     Reconciliation between applicable statutory tax rate and the effective tax rate:

			2007
	Note		(As restated)	2008

Applicable PRC statutory tax rate			33.0%	25.0%
Non-deductible expenses			0.7%	3.0%
Realized loss on changes in fair value of derivative component of the convertible bonds			0.7%	—
Non-taxable income
- Tax refund on reinvestment in subsidiaries	27		(4.9%)	—
- Upfront connection fees arising from Fixed-line business			(2.8%)	(4.8%)
Impact of PRC preferential tax rates and tax holiday			(0.8%)	(0.8%)
Effect of change of tax rate under the new PRC enterprise income tax law	(a	)	0.3%	—
Others			(0.2%)	(0.3%)

Effective tax rate			26.0%	22.1%

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when the deferred income taxes relate to the same tax authority. The offset amounts are as follows:

	2007
	(As restated)	2008
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	2,617	4,891
- Deferred tax asset to be recovered within 12 months	1,409	1,605

	4,026	6,496

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(533)	(931)
- Deferred tax liabilities to be settled within 12 months	(979)	(239)

	(1,512)	(1,170)

Net deferred tax assets after offsetting	2,514	5,326

Deferred tax liabilities that cannot be offset	(17)	(16)

There were no material unrecognized deferred tax assets as of December 31, 2007 and 2008.
The movement of the net deferred tax assets/liabilities is as follows:

	2007
	(As restated)	2008
Net deferred tax assets after offsetting:
- Beginning of year	2,994	2,514
- Deferred tax credited/(charged) to the statement of income
- Continuing operations	106	2,853
- Discontinued operations	(32)	(35)
- Deferred tax charged to equity	(529)	—
- Disposal of discontinued operations	(25)	(6)

- End of year	2,514	5,326

The deferred tax liabilities that cannot be offset:
- Beginning of year	(15)	(17)
- Deferred tax (charged)/credited to the statement of income	(2)	1

- End of year	(17)	(16)

9.	TAXATION

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

		2007
	Note	(As restated)	2008

Mainland China
Deferred tax assets:
Provision for doubtful debts		742	788
Impairment loss on property, plant and equipment	6	20	2,924
Unrecognized revaluation surplus on property, plant and equipment	i	2,061	1,991
Revaluation deficit on property, plant and equipment	ii	236	170
Write-down of inventories to net realizable value		41	11
Accruals of expenses not yet deductible for tax purpose		144	145
Deferral and amortization of upfront non-refundable revenue		396	177
Deferred revenue on subscriber points reward program		177	43
Deferred revenue in relation to the provision of supporting services upon the disposal of the CDMA Business	37.2 (b)	—	102
Accruals of retirement benefits		40	33
Others		169	112

		4,026	6,496

Deferred tax liabilities:
Capitalization and amortization of direct incremental costs		(322)	(124)
Capitalized interest already deducted for tax purpose		(830)	(703)
Revaluation surplus on property, plant and equipment	ii	(360)	(343)

		(1,512)	(1,170)

		2,514	5,326

Outside Mainland China
Deferred tax liabilities:
Accelerated depreciation for tax purpose		(17)	(16)

(i)	Prior to the merger, the prepayments for the leasehold land and buildings held by China Netcom were revalued for PRC tax purposes as of December 31, 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land and buildings were not recognized under IFRS/HKFRS. Accordingly, deferred tax assets were recorded by the Group under IFRS/HKFRS.

(ii)	The property, plant and equipment other than buildings and telecommunications equipment of GSM business are carried at revalued amount under IFRS/HKFRS, which are not used for PRC tax reporting purposes. As a result, the Group recorded the deferred tax assets or liabilities arising from the revaluation deficit or surplus under IFRS/HKFRS.

10.	OTHER ASSETS

			2007
	Note		(As restated)	2008

Direct incremental costs for activating mobile subscribers			1,301	499
Customer acquisition costs of contractual CDMA subscribers	4.2	(a)	2,349	—
Installation costs of Fixed-line services			2,848	2,251
Prepaid rental for premises and leased lines			1,887	2,121
Purchased software			2,432	2,837
Others			1,264	1,288

			12,081	8,996

11.	SUBSIDIARIES

Investments in subsidiaries

	2007
	(As restated)	2008

Unlisted equity investments, at cost	55,938	159,761

As of December 31, 2008, the details of the Company’s subsidiaries are as follows:

		Percentage of
	Place and date of	equity interests		Particular of	Principal activities
	incorporation and	held		issued share	and place of
Name	nature of legal entity	Direct	Indirect	capital	operation

China United Network Communications Corporation Limited (formerly known as China Unicom Corporation Limited)	The PRC, April 21, 2000, limited liability company	100%	—	RMB 64,721,120,000	Telecommunications operation in the PRC

Unicom New World (BVI) Limited	British Virgin Islands, November 5, 2003, limited company	100%	—	1,000 shares, HKD1 each	Investment holding in BVI

China Unicom International Limited	Hong Kong, May 24, 2000, limited company	100%	—	60,100,000 shares, HKD1 each	Telecommunications service in Hong Kong

China Unicom USA Corporation	The United States of America (the “USA”), May 24, 2002, corporation	—	100%	USD 500,000	Telecommunications service in the USA

Billion Express Investments Limited	British Virgin Islands, August 15, 2007, limited company	100%	—	1 share, USD1 each	Investment holding in BVI

China Unicom Limited (formerly known as Central Link Investment Limited)	Hong Kong, August 31, 2007 limited company	—	100%	2 shares, HKD1 each	Dormant

Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, Limited liability company	—	100%	RMB 500,000,000	Sales of handsets, telecommunication equipment and provision of technical services in the PRC

China Unicom Mobile Network Company Limited	The PRC, December 31, 2008, Limited liability company	—	100%	RMB 500,000,000	Construction and maintenance of the network in the PRC

		Percentage of
	Place and date of	equity interests		Particular of	Principal activities
	incorporation and	held		issued share	and place of
Name	nature of legal entity	Direct	Indirect	capital	operation

China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, October 22, 1999, limited company	100%	—	6,699,197,200 shares, USD0.04 each	Investment holding in Hong Kong

China Netcom (Group) Company Limited	The PRC, August 6, 1999, limited liability company	—	100%	RMB 73,370,557,827.69	Provision of network communications services in the PRC

China Netcom Corporation International Limited	Bermuda, October 15, 2002, limited company	—	100%	USD 12,000	Investment holding in Bermuda

China Netcom Group System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	—	100%	RMB 550,000,000	Provision of system integration services in the PRC

China Netcom Group Broadband Online Limited Corporation	The PRC, March 29, 2006, limited liability company	—	100%	RMB 30,000,000	Provision of internet information services and value-added telecommunications services in the PRC

Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, June 1, 2007 limited liability company	—	100%	RMB 264,227,115.02	Provision of telecommunications network construction, planning and technical consulting services in the PRC

12.	INVENTORIES AND CONSUMABLES

	2007
	(As restated)	2008

Handsets and other customer end products	1,753	302
Telephone cards	585	403
Consumables	449	422
Others	28	44

	2,815	1,171

13.	ACCOUNTS RECEIVABLE, NET

	2007
	(As restated)	2008

Accounts receivable for GSM business	2,559	3,098
Accounts receivable for CDMA business	1,637	—
Accounts receivable for Fixed-line business	9,788	8,689

Sub-total	13,984	11,787

Less: Provision for doubtful debts for GSM business	(1,028)	(1,347)
Provision for doubtful debts for CDMA business	(442)	—
Provision for doubtful debts for Fixed-line business	(1,500)	(1,853)

	11,014	8,587

The aging analysis of accounts receivable is as follows:

	2007
	(As restated)	2008

Within one month	7,295	6,078
More than one month to three months	2,595	1,479
More than three months to one year	2,882	2,792
More than one year	1,212	1,438

	13,984	11,787

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.

There is no significant concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.

As of December 31, 2008, accounts receivable of approximately RMB2,039 million (2007: approximately RMB2,726 million) were past due but not impaired. These relate to customers for which there is no recent history of default. The aged analysis of these receivables is as follows:

	2007
	(As restated)	2008

More than one month to three months	2,095	1,546
More than three months to one year	499	323
More than one year	132	170

	2,726	2,039

As of December 31, 2008, accounts receivable of approximately RMB3,200 million (2007: approximately RMB2,970 million) were impaired. The individually impaired receivables mainly relate to subscriber usage fees. The aging of these receivables is as follows:

	2007
	(As restated)	2008

More than three months to one year	2,054	2,023
More than one year	916	1,177

	2,970	3,200

Provision for doubtful debts is analyzed as follows:

	2007
	(As restated)	2008

Balance, beginning of year	4,386	2,970
Provision for the year:
- Continuing operations	2,200	2,900
- Discontinued operations	378	383
Written-off during the year	(3,954)	(2,393)
Disposal of discontinued operations	(40)	(660)

Balance, end of year	2,970	3,200

The creation and release of provisions for impaired receivables have been recognized in the statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the fair value of accounts receivable mentioned above. The Group does not hold any collateral as security.

14.	PREPAYMENTS AND OTHER CURRENT ASSETS

			2007
	Note		(As restated)	2008

Prepaid rental			526	670
Deposits and prepayments			915	800
Advances to employees			225	226
Customer acquisition costs of contractual CDMA subscribers	4.2	(a)	508	—
Tax refund on reinvestment in a subsidiary	27		1,459	—
Others			681	731

			4,314	2,427

The aging analysis of prepayments and other current assets is as follows:

	2007
	(As restated)	2008

Within one year	3,989	2,106
More than one year	325	321

	4,314	2,427

As of December 31, 2007 and 2008, there was no impairment for the prepayments and other current assets.

15.	SHORT-TERM BANK DEPOSITS

	2007
	(As restated)	2008

Bank deposits with maturity exceeding three months	721	221
Restricted bank deposits	14	17

	735	238

As of December 31, 2007 and 2008, restricted bank deposits primarily represented deposits that were subject to externally imposed restriction relating to construction payable as requested by a contractor.

16.	CASH AND CASH EQUIVALENTS

	2007
	(As restated)	2008

Cash at bank and in hand	11,388	8,721
Bank deposits with original maturities of three months or less	591	517

	11,979	9,238

17.	SHARE CAPITAL

	2007	2008
	HKD millions	HKD millions
Authorized:
30,000,000,000 ordinary shares of HKD0.10 each	3,000	3,000

		Ordinary
		shares,
	Number of	par value of
	Shares	HKD0.10 each	Share	Share
Issued and fully paid:	millions	HKD millions	capital	premium	Total

At January 1, 2007	12,681	1,268	1,344	53,223	54,567
Employee share option scheme
- Issuance of shares upon exercise of options (Note 32)	54	5	5	366	371
Conversion of convertible bonds	900	90	88	10,731	10,819

At December 31, 2007	13,635	1,363	1,437	64,320	65,757
Employee share option scheme
- Issuance of shares upon exercise of options (Note 32)	31	3	3	252	255
Issuance of shares in connection with 2008 Business Combination (Note a)	10,102	1,010	889	102,212	103,101

At December 31, 2008	23,768	2,376	2,329	166,784	169,113

Note a :	Pursuant to an ordinary resolution passed at the extraordinary general meeting held on September 16, 2008, the Company issued 10,102,389,377 ordinary shares of HKD0.10 each at a price of HKD11.60 per share with fair value or total price of approximately RMB103.1 billion on October 15, 2008 in exchange for the entire issued share capital of China Netcom. Please refer to Note 1 for details.

18.	RESERVES

Nature and purpose of statutory reserves

CUCL and CNC China are registered as foreign investment enterprises in the PRC. In accordance with the respective Articles of Association, they are required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and minority interests but before dividend distribution.

CUCL and CNC China are required to allocate at least 10% of their income after tax and minority interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CUCL and CNC China appropriated approximately RMB3,523 million and RMB19 million, respectively (2007: approximately RMB718 million and RMB868 million, respectively), to the general reserve fund for the year ended December 31, 2008.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRS/HKFRS, the appropriations to the staff bonus and welfare fund will be charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2007 and 2008, no appropriation to staff bonus and welfare fund has been made by CUCL or CNC China.

According to a PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group’s upfront connection fees in respect of Fixed-line business are not subject to PRC enterprise income tax and an amount equal to the upfront connection fees recognized in the retained profits should be transferred from retained profits to a statutory reserve. Up to December 31, 2008, the Group has made an accumulated appropriation of approximately RMB11,592 million to the statutory reserve (Up to December 31, 2007: approximately RMB10,706 million).

19.	LONG-TERM BANK LOANS

		2007
	Interest rates and final maturity	(As restated)	2008

RMB denominated bank loans	Fixed interest rates of 3.60% per annum with maturity through 2010
- unsecured		200	—

		200	—

RMB denominated bank loans	Floating interest rates ranging from 4.86% to 6.80% (2007: 2.40% to 10.08%) per annum with maturity through 2009 (2007: maturity through 2009)
- unsecured		18,399	1,114

		18,399	1,114

USD denominated bank loans	Fixed interest rates ranging from Nil to 5.65% (2007: Nil to 6.15%) per annum with maturity through 2039 (2007: maturity through 2039)
- secured		211	146
- unsecured		377	377

		588	523

USD denominated bank loans	Floating interest rates of USD LIBOR plus interest margin 0.35% to 0.44% for 2007 per annum with maturity through 2010 (a)
- unsecured		3,652	—

		3,652	—

Japanese Yen denominated bank loans	Fixed interest rates of 2.12% (2007: 2.12%) per annum with maturity through 2014 (2007: maturity through 2014)
- unsecured		234	234

		234	234

Euro denominated bank loans	Fixed interest rates ranging from 0.50% to 2.50% (2007: 1.10% to 7.85%) per annum with maturity through 2034 (2007: maturity through 2034)
- unsecured		415	342

		415	342

HKD denominated bank loans	Fixed interest rates of 3.75% for 2007 per annum with maturity through 2010
- unsecured		9	—

		9	—

Sub-total		23,497	2,213

Less: Current portion		(7,411)	(1,216)

		16,086	997

The repayment schedule of the long-term bank loans is as follows:

	2007
	(As restated)	2008

Balances due:
- no later than one year	7,411	1,216
- later than one year and no later than two years	9,671	96
- later than two years and no later than five years	3,613	287
- later than five years	2,802	614

	23,497	2,213
Less: Portion classified as current liabilities	(7,411)	(1,216)

	16,086	997

(a)	On September 26, 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD700 million. This facility was split into 3 tranches (i) USD200 million 3-year loan; (ii) USD300 million 5-year loan; and (iii) USD200 million 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche, respectively. In October 2003, the Company and CUCL entered into an agreement to re-lend such funds to CUCL with similar terms to finance the network construction of CUCL. The Company fully repaid the USD200 million 3-year loan in 2006, the USD300 million 5-year loan in September 2008 and the USD200 million 7-year loan in November 2008 after obtaining consent for repayment from the relevant lenders.

(b)	The fair values of the Group’s non-current portion of long-term bank loans as of December 31, 2007 and 2008 were as follows:

	2007
	(As restated)	2008

Long-term bank loans	14,547	690

The fair value is calculated based on cash flows discounted using rates based on the market rates ranging from 4.59% to 6.56% (December 31, 2007: 3.25% to 7.05%).
(c)	As of December 31, 2008, bank loans of approximately RMB146 million (2007: approximately RMB163 million) were secured by corporate guarantees granted by third parties.

(d)	As of December 31, 2008, there were no corporate guarantees granted by Netcom Group (2007: RMB49 million).

20.	CORPORATE BONDS

On June 8, 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On September 3, 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China.

21.	CONVERTIBLE BONDS

On August 20, 2007, the Company received a notice delivered by SK Telecom Co., Ltd. (“SK Telecom”), the sole holder of outstanding zero coupon convertible bonds of USD1 billion, pursuant to the terms and conditions of the convertible bonds for the conversion in full of the convertible bonds into the Company’s shares. Accordingly, on August 31, 2007, the Company allotted and issued 899,745,075 ordinary shares of HKD0.10 each of the Company to SK Telecom.

Prior to the conversion, the change in the fair value of the conversion option from December 31, 2006 to August 20, 2007 resulted in a fair value loss of approximately RMB569 million, which has been recorded in the “Realized loss on changes in fair value of derivative component of the convertible bonds” in the statement of income for the year ended December 31, 2007.

The convertible bonds with carrying value of approximately RMB10,818 million as of August 20, 2007 were fully converted into 899,745,075 ordinary shares of HKD0.10 each of the Company. The share conversion resulted in an increase in share capital and share premium by approximately RMB88 million and RMB10,731 million, respectively (Note 17).

22.	OTHER OBLIGATIONS

	Contractual
	obligations in	Provision made in
	relation to early	relation to one-off
	retirement	cash
	benefits	housing subsidies
	Note (b)	Note (a) & (b)	Total

As of January 1, 2007	3,137	3,185	6,322
Additions during the year	—	—	—
Payments during the year	(605)	(329)	(934)

As of December 31, 2007	2,532	2,856	5,388

Analysis of total other obligations:
- current portion	525	2,856	3,381
- non-current portion	2,007	—	2,007

	2,532	2,856	5,388

As of January 1, 2008	2,532	2,856	5,388
Additions during the year	—	—	—
Payments during the year	(423)	(354)	(777)

As of December 31, 2008	2,109	2,502	4,611

Analysis of total other obligations:
- current portion	510	2,502	3,012
- non-current portion	1,599	—	1,599

	2,109	2,502	4,611

(a)	Certain staff quarters, prior to 1998, have been sold to certain of the Group’s employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group is required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounting to RMB4,142 million, which was charged to the statement of income for the year ended December 31, 2000 (the year in which the Council circular in respect of cash subsidies was issued).

(b)	Pursuant to the reorganization undertaken on June 30, 2004 between China Netcom, China Netcom (Holding) Company Limited and Netcom Group and the acquisition of the principal telecommunications operations, assets and liabilities in the four Northern provinces/autonomous region, namely Shanxi province, Neimenggu autonomous region, Jilin province and Heilongjiang province from Netcom Group (the “Acquisition of New Horizon”), if the actual payments required for these subsidies and early retirement benefits differ from the amount provided as of June 30, 2004 and June 30, 2005, Netcom Group would bear any additional payments required or would be paid the difference if the actual payments are lower than the amount provided. Upon the completion of Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group.
23.	PAYABLES AND ACCRUED LIABILITIES

	2007
	(As restated)	2008

Payables to contractors and equipment suppliers	32,700	52,389
Payables to telecommunications product suppliers	2,949	1,491
Customer/contractor deposits	2,826	2,082
Repair and maintenance expense payables	1,774	1,511
Salary and welfare payables	1,311	949
Interest payable	468	263
Amounts due to services providers/content providers	1,256	961
Accrued expenses	3,534	3,064
Others	2,494	2,977

	49,312	65,687

The aging analysis of payables and accrued liabilities is as follows:

	2007
	(As restated)	2008

Less than six months	36,502	51,975
Six months to one year	6,754	7,052
More than one year	6,056	6,660

	49,312	65,687

24.	SHORT-TERM COMMERCIAL PAPER
CNC China issued unsecured commercial paper in the PRC capital market in two lots of RMB10 billion each with repayment periods of 365 days and 270 days on April 30, 2007 and September 18, 2007 respectively. The effective interest rates are 3.34% and 3.93% per annum respectively. The aggregated net cash proceeds raised in these exercises was RMB20 billion. These commercial papers were fully repaid on May 9, 2008 and June 16, 2008, respectively.

CNC China issued RMB10 billion unsecured commercial paper with repayment periods of 365 days on October 6, 2008 in the PRC capital market. The effective interest rate is 4.47% per annum. The net cash proceeds raised in the PRC capital market were RMB10 billion.
25.	SHORT-TERM BANK LOANS

		2007
	Interest rates and final maturity	(As restated)	2008

RMB denominated bank loans	Fixed interest rates ranging from 4.54% to 6.80% (2007: 4.86% to 6.72%) per annum with maturity through 2009 (2007: maturity through 2008)
- unsecured		11,850	10,780

		11,850	10,780

The carrying values of short-term bank loans approximate their fair values as of the balance sheet date.

26.	REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the NDRC, the MIIT and the provincial price regulatory authorities.

Revenue from continuing operations is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB4,164 million for the year ended December 31, 2008 (2007: approximately RMB4,191 million).

The major components of revenue for continuing operations are as follows:

	2007
	(As restated)	2008

GSM business
- Usage and monthly fees	42,077	40,464
- Value-added services revenue	13,528	16,263
- Interconnection fee	5,851	6,858
- Other service revenue	1,091	1,119

Total GSM service revenue	62,547	64,704

Fixed-line business
- Usage and monthly fees	44,227	37,324
- Broadband services revenue	14,273	18,114
- Interconnection fees	7,911	7,500
- Value-added services revenue	6,758	6,591
- Leased line income	3,741	4,597
- Information communications technology services revenue	3,986	3,124
- Other Internet-related services and managed data services revenue	1,835	1,673
- Upfront installation fees	1,283	1,181
- Upfront connection fees	1,517	886
- Advertising and media services revenue	380	697
- Other service revenue	1,289	861

Total Fixed-line service revenue	87,200	82,548

Sales of telecommunications products	940	1,654

Total revenue from external customers	150,687	148,906

27.	OTHER INCOME — NET

			2007
	Note		(As restated)	2008
Continuing operations:
Tax refund on reinvestment in subsidiaries	(a	)	4,001	—
Gain on the non-monetary assets exchange	(b	)	386	1,305
Others			603	689

			4,990	1,994

Note (a):	During 2007, the Company and China Netcom reinvested their undistributed profits into the subsidiaries and were granted a refund of a portion of the taxes previously paid by these subsidiaries as permitted under the tax law effective until December 31, 2007. This tax refund on reinvestment in subsidiaries was recorded as “other income”.

Note (b):	Please refer to Note (b)(iii) to the consolidated statement of cash flows for details.
28. NETWORKS, OPERATIONS AND SUPPORT EXPENSES

	2007
	(As restated)	2008
Continuing operations:
Repair and maintenance	5,466	5,431
Power and water charges	4,952	5,451
Operating leases	3,453	3,613
Consumables	1,524	1,384
Others	627	698

Total networks, operations and support expenses	16,022	16,577

29.	OTHER OPERATING EXPENSES

	2007
	(As restated)	2008
Continuing operations:
Provision for doubtful debts	2,200	2,900
Cost of telecommunications products sold	1,233	2,067
Cost of hardware sold in relation to information communications technology services	3,491	2,461
Commission expenses	9,784	10,104
Advertising and promotion expenses	2,601	2,669
Customer installation cost	2,036	1,961
Customer acquisition and retention cost	3,068	2,650
Auditors’ remuneration	123	107
Property management charge	923	1,090
Office and administrative expenses	2,728	2,440
Transportation expense	1,492	1,714
Miscellaneous taxes and fees	504	566
Others	2,593	2,853

Total other operating expenses	32,776	33,582

30.	FINANCE COSTS

		2007
	Note	(As restated)	2008
Continuing operations:
Finance costs:
- Interest on bank loans, corporate bonds and commercial paper repayable within 5 years		2,992	2,367
- Interest on bank loans, repayable over 5 years		198	144
- Interest expense on convertible bonds		242	—
- Deferred consideration related to Acquisition of New Horizon		375	224
- Less: Amounts capitalized in construction-in-progress	6	(439)	(260)

Total interest expense		3,368	2,475
- Exchange gain, net		(457)	(270)
- Others		320	206

Total finance costs		3,231	2,411

31.	EMPLOYEE BENEFIT EXPENSES

		2007
	Note	(As restated)	2008
Continuing operations:
Employee benefit expenses:
- Salaries and wages		14,087	15,442
- Contributions to defined contribution pension schemes		1,854	2,110
- Contributions to supplementary defined contribution pension schemes		56	51
- Contributions to housing fund		913	1,049
- Monetary housing benefits		27	—
- Other housing benefits		433	166
- Share-based compensation	32	170	84

Total		17,540	18,902

32.	EQUITY-SETTLED SHARE OPTION SCHEMES
32.1	Fixed award pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”)

Pursuant to the resolution passed by the Board of Directors in June 2000, the Company adopted the Pre-Global Offering Share Option Scheme on June 1, 2000 for the granting of share options to qualified employees on the following terms:
(i)	the exercise price is equivalent to the share issue price of the Global Offering of HKD15.42 per share (excluding the brokerage fee and SEHK transaction levy); and

(ii)	the share options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.
No further options can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the share option scheme (Note 32.2) on May 13, 2002 and May 11, 2007, respectively. Apart from the above two terms, the principal terms are substantially the same as the amended Share Option Scheme in all material aspects.

32.2	Share option scheme (the “Share Option Scheme”)

On June 1, 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme as described above) not exceeding 10% of the total issued share capital of the Company. Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:
(i)	the nominal value of the share; and

(ii)	80% of the average of the closing prices of shares on the SEHK on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the SEHK.
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
All of the share options granted under Note 32.1 and 32.2 are governed by the amended terms of the Pre-Global Share Option Scheme and the Share Option Scheme as mentioned above.

32.3	Special Purpose Unicom Share Option Scheme (the “Special Purpose Share Option Scheme”)
Prior to the 2008 Business Combination, China Netcom granted share options to its directors and employees (including employees of its subsidiaries) in years 2004 and 2005 pursuant to a shareholders’ resolution passed on September 30, 2004.

Pursuant to China Netcom’s share option plan, China Netcom granted 158,640,000 options with an exercise price of HKD8.40 each to certain of its directors and employees, immediately prior to the closing of its global offering on October 22, 2004, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering (“First Grant”), excluding brokerage and trading fees, and transaction and investor compensation levies. The First Grant had an exercise period of six years from the date of grant. The grantees could exercise 40 percent of the options granted from May 17, 2006, a further 20 percent of the options granted from May 17, 2007, a further 20 percent of the options granted from May 17, 2008 and a further 20 percent of the options granted from May 17, 2009. All unexercised share options were to expire on November 16, 2010.

On December 6, 2005, the board of directors of China Netcom approved the grant of 79,320,000 shares of share options with an exercise price of HKD12.45 to certain management personnel and other professional personnel designated by the Compensation Committee of the newly acquired four Northern provinces/autonomous region (“Second Grant”). The grantees could exercise 40 percent of the options granted from December 6, 2007, a further 20 percent of the options granted from December 6, 2008, a further 20 percent of the options granted from December 6, 2009 and a further 20 percent of the options granted from December 6, 2010. All unexercised share options were to expire on December 5, 2011.

The grant date fair value of the share options granted in the First Grant and the Second Grant was determined by the Black-Scholes model. The weighted average fair value of the First Grant and the Second Grant on grant date was determined as HKD1.22 per share (RMB1.28 per share) and HKD1.28 per share (RMB1.34 per share), respectively.

Modifications to certain clauses of the share options schemes of China Netcom were approved on May 16, 2006, pursuant to a resolution of the extraordinary general meeting of China Netcom. The modifications were mainly related to eligibility of the participants, number of options and exercise vesting schedules, rights upon cessation of employment, death and loss of capacity, performance targets, and cancellation of options. The modifications did not have any significant impact on the financial statements.

Pursuant to the ordinary resolution passed by the shareholders on September 16, 2008, the Company adopted the Special Purpose Share Option Scheme in connection with the merger of the Company and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the Companies Ordinance for the granting of options to holders of China Netcom options outstanding at October 14, 2008 (“Eligible Participants”). Pursuant to this scheme, no fractional options can be granted and the maximum number of shares which may be issued upon the exercise of all options granted under this scheme and any other share options schemes of the Company must not in aggregate exceed 10% of the issued share capital of the Company as of the date of approval of this scheme.

The number of options and exercise price of options granted under the Special Purpose Share Option Scheme are as follows:
(i)	The exercise price of options under this scheme is equal to (a) the exercise price of an outstanding China Netcom option held by the Eligible Participants, divided by (b) the share exchange ratio 1.508.

(ii)	The total number of options granted by the Company to all Eligible Participants under this scheme shall be equal to the product of (a) the share exchange ratio and (b) the number of China Netcom options outstanding as of October 14, 2008.
The above formula ensures that the value of options which granted under this scheme received by a holder of China Netcom options is equivalent to the “see-through” price of that holder’s outstanding China Netcom options.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than September 30, 2014.

No further options can be granted under the Special Purpose Share Option Scheme.

Details of share options granted by China Netcom, immediately prior to the merger between the Company and China Netcom (i.e. October 14, 2008) and the share options outstanding, immediately prior to the merger between the Company and China Netcom (i.e. October 14, 2008) are as follows:

			For the period from January 1,
	2007		2008 to October 14, 2008
	Average		Average
	exercise price	Number of	exercise price	Number of
	in HKD per	share options	in HKD per	share options
	share	involved	share	involved

Balance, beginning of year/period	10.21	176,646,900	10.32	150,844,560
Granted	—	—	—	—
Forfeited/cancelled	8.40	(2,117,440)	9.55	(139,620)
Cancelled in exchange for the Company’s options	—	—	10.30	(125,836,140)
Exercised	9.67	(23,684,900)	10.45	(24,868,800)

Balance, end of year/period	10.32	150,844,560	—	—

Representing:
First Grant		79,263,860		—
Second Grant		71,580,700		—

Balance, end of year/period		150,844,560		—

Exercisable at end of year/period	10.59	45,218,610	—	—

Details of share options of China Netcom exercised during 2007 and the period from January 1, 2008 to October 14, 2008 are as follows:

For the year ended December 31, 2007:

		Weighted average
		closing price per
		share at respective
		days immediately
		before date of
	Exercise price	exercise of options	Proceeds received	Number of
Grant	HKD	HKD	HKD	shares involved

First Grant	8.40	22.23	136,343,760	16,231,400
Second Grant	12.45	23.92	92,796,075	7,453,500

			229,139,835	23,684,900

For the period from January 1, 2008 to October 14, 2008:

		Weighted average
		closing price per
		share at respective
		days immediately
		before date of
	Exercise price	exercise of options	Proceeds received	Number of
Grant	HKD	HKD	HKD	shares involved

First Grant	8.40	26.17	103,316,640	12,299,600
Second Grant	12.45	25.46	156,486,540	12,569,200

			259,803,180	24,868,800

The Group accounted for the exchange of options based on the estimated fair value of share options at the modification date by using the Black-Scholes valuation model. Because the Black-Scholes valuation model requires the input of subjective assumptions, including the volatility of share price, changes in subjective input assumptions can materially affect the fair value estimate. Accordingly, the weighted average fair values of 2004 and 2005 Special Purpose Share Options granted under the Special Purpose Share Option Scheme was HKD6.01 and HKD4.00, respectively. The significant assumptions used and the numbers of options granted are as follows:

	2004 Special Purpose	2005 Special Purpose
	Share Option	Share Option
Stock price	HKD11.60	HKD11.60
Exercise price	HKD5.57	HKD8.26
Volatility	55%	49%
Dividend yield	2%	2%
Risk-free rate	0.24-1.06%	0.28-1.54%
Expected life	0.30-1.09 years	0.32-2.32 years
Weighted average option value	HKD6.01	HKD4.00
Number of options granted	100,831,432	88,929,468
The volatility measured at the standard deviation of expected share price returns was based on statistical analysis of daily share prices over the last 2 to 3 years. Expected dividends were based on historical dividends. Risk-free rate was by reference to the yield of Hong Kong Exchange Fund Notes with a term similar to the expected option life.

The total incremental fair value of the exchanged options was determined to be RMB21 million which was measured by reference to the incremental fair value of the options granted under the Special Purpose Share Option Scheme as of October 15, 2008 (the modification date) over the fair value of China Netcom options as of October 15, 2008. For the year ended December 31, 2008, share-based compensation expense of approximately RMB9 million was recorded by the Group as a result of this modification.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2007		2008
	Average exercise	Number of	Average exercise	Number of
	price	share options	price	share options
	in HKD per share	involved	in HKD per share	involved
Balance, beginning of year	6.95	314,256,000	7.12	257,279,600
Granted	—	—	6.83	189,760,900
Forfeited	8.43	(3,420,800)	6.37	(2,720,334)
Exercised	6.03	(53,555,600)	7.62	(31,246,000)

Balance, end of year	7.12	257,279,600	6.95	413,074,166

Exercisable at end of year	8.48	92,713,600	7.14	245,359,027

Employee share options exercised for the year ended 31 December 2008 resulted in 31,246,000 shares being issued (2007: 53,555,600 shares), with exercise proceeds of approximately RMB216 million (2007: approximately RMB313 million).

As of balance sheet date, information of outstanding share options is summarized as follows:

				Number of	Number of
			The price per	share options	share options
			share to be	outstanding	outstanding
			paid on	as of	as of
			exercise of	December 31,	December 31,
Date of options grant	Vesting period	Exercisable period	options	2007	2008
Share options granted under the Pre-Global Offering Share Option Scheme:

June 22, 2000	June 22, 2000 to June 21, 2002	June 22, 2002 to June 21, 2010	HKD15.42	21,126,800	16,977,600

Share options granted under the Share Option Scheme:

June 30, 2001	June 30, 2001	June 30, 2001 to June 22, 2010	HKD15.42	5,608,000	4,350,000

July 10, 2002 (Note i)	July 10, 2002 to July 10, 2005	July 10, 2003 to July 9, 2008	HKD6.18	3,308,000	—

May 21, 2003	May 21, 2003 to May 21, 2006	May 21, 2004 to May 20, 2009	HKD4.30	11,092,800	8,956,000

July 20, 2004	July 20, 2004 to July 20, 2007	July 20, 2005 to July 19, 2010	HKD5.92	50,924,000	41,024,000

December 21, 2004	December 21, 2004 to December 21, 2007	December 21, 2005 to December 20, 2010	HKD6.20	654,000	654,000

February 15, 2006	February 15, 2006 to February 15, 2009	February 15, 2008 to February 14, 2012	HKD6.35	164,566,000	151,556,000

Share options granted under the Special Purpose Share Option Scheme:

October 15, 2008 (“2004 Special Purpose Share Options”)	October 15, 2008 to May 17, 2009	October 15, 2008 to November 16, 2010	HKD5.57	—	100,627,098

October 15, 2008 (“2005 Special Purpose Share Options”)	October 15, 2008 to December 6, 2010	October 15, 2008 to December 5, 2011	HKD8.26	—	88,929,468

				257,279,600	413,074,166

The options outstanding as of December 31, 2008 had a weighted average remaining contractual life of 2.47 years (2007: 3.47 years).
Note i:	As all outstanding options granted on July 10, 2002 have been exercised, therefore no options are expired under this grant.

Details of share options exercised during 2007 and 2008 are as follows:

For the year ended December 31, 2007:

		Weighted average
		closing price per
		share at respective
		days immediately
		before date of
		exercise of options	Proceeds received	Number of
Grant	Exercise price HKD	HKD	HKD	shares involved

June 22, 2000	15.42	17.56	34,657,992	2,247,600
June 30, 2001	15.42	17.62	8,450,160	548,000
July 10, 2002	6.18	12.96	49,793,496	8,057,200
May 21, 2003	4.30	12.95	60,057,240	13,966,800
July 20, 2004	5.92	13.77	170,117,120	28,736,000

			323,076,008	53,555,600

For the year ended December 31, 2008:

		Weighted average
		closing price per
		share at respective
		days immediately
		before date of
		exercise of options	Proceeds received	Number of
Grant	Exercise price HKD	HKD	HKD	shares involved

June 22, 2000	15.42	18.73	63,980,664	4,149,200
June 30, 2001	15.42	18.38	18,781,560	1,218,000
July 10, 2002	6.18	15.88	20,443,440	3,308,000
May 21, 2003	4.30	16.90	8,947,440	2,080,800
July 20, 2004	5.92	17.81	58,240,960	9,838,000
February 15, 2006	6.35	17.62	67,640,200	10,652,000

			238,034,264	31,246,000

For the year ended December 31, 2008, employee share-based compensation expense recorded for continuing operations amounted to approximately RMB84 million (2007: approximately RMB170 million).

33.	DISPOSAL GROUP AND DISCONTINUED OPERATIONS

Discontinued operations

On June 2, 2008 and on June 27, 2008, the Company, CUCL and China Telecom entered into the Framework Agreement and the Disposal Agreement, respectively, to sell the CDMA business to China Telecom. The disposal was completed on October 1, 2008 (Note 1). The gain on disposal, net of corresponding income tax of approximately RMB9.0 billion, amounted to approximately RMB26.1 billion.

The net assets of CDMA business as of the effective date of the disposal of the CDMA Business were as listed below:

		As of
	Note	October 1, 2008

Net assets disposed of:

Cash and cash equivalents	(a)	4,612
Property, plant and equipment		2,997
Goodwill		373
Deferred tax assets		6
Other assets		3,958
Inventories		525
Accounts receivable, net		690
Prepayments and other current assets		808
Deferred revenue		(444)
Payable and accrued liabilities		(1,144)
Advances from customers		(4,428)
Minority interest		(5)

		7,948

Fair value of future services agreed in Disposal Agreement	37.2(b)	517
Transaction costs and taxations		184

Income tax expense arising from the disposal of the CDMA business		9,016
Gain on the disposal of the CDMA business recognized in statement of income		26,135

Cash consideration on the disposal of the CDMA business		43,800
Less: Cash consideration receivable from the disposal of the CDMA business		(13,140)
Cash and cash equivalents transferred		(1,148)

Net cash inflow		29,512

Note (a):	The balance represented cash and cash equivalents of approximately RMB1,148 million transferred and RMB3,464 million to be transferred to China Telecom in accordance with the Disposal Agreement. For details, please refer to Note 37.2(b).

On January 15, 2007, CNC China, entered into an assets transfer agreement with Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong and Shanghai Branches. The disposal was completed on February 28, 2007. The gain on disposal, net of corresponding income tax of approximately RMB301 million, amounted to approximately RMB626 million.

The net assets of Guangdong and Shanghai Branches as of the completion date are as listed below:

As of
February 28, 2007

Net assets disposed of:

Cash and cash equivalents	23
Accounts receivable and other current assets	416
Property, plant and equipment and other non-current assets	7,630
Current portion of deferred revenue	(183)
Accounts payable	(2,046)
Long-term bank loans	(3,000)
Other liabilities	(267)

2,573

Income tax expense arising from the disposal of Guangdong and Shanghai Branches	301
Gain on the disposal of Guangdong and Shanghai Branches recognized in statement of income	626

Cash consideration on the disposal of Guangdong and Shanghai Branches	3,500
Less: cash and cash equivalents included in disposed Guangdong and Shanghai Branches	(23)

Net cash inflow	3,477

The results and cash flows of the CDMA business and the Fixed-line business-Guangdong and Shanghai Branches for the years ended December 31, 2007 and 2008, respectively, are presented as discontinued operations as follows:

			Fixed-line business -
			Guangdong and Shanghai
	CDMA Business		Branches		Total
		For the	For the period
		period from	from
	For the year	January 1,	January 1,	For the	For the	For the
	ended	2008 to	2007 to	year ended	year ended	year ended
	December 31,	September	February 28,	December	December	December
	2007	30, 2008	2007	31, 2008	31, 2007	31, 2008

Revenue	31,197	22,330	615	—	31,812	22,330
Expenses	(30,042)	(20,423)	(618)	—	(30,660)	(20,423)

Income/(loss) before income tax from discontinued operations	1,155	1,907	(3)	—	1,152	1,907
Income tax expenses	(499)	(469)	1	—	(498)	(469)

Income/(loss) for the year/period of discontinued operations	656	1,438	(2)	—	654	1,438

Gain on disposal of discontinued operations before income tax	—	35,151	927	—	927	35,151
Income tax expenses	—	(9,016)	(301)	—	(301)	(9,016)

Gain on disposal of discontinued operations after income tax	—	26,135	626	—	626	26,135

Income for the year/period from discontinued operations	656	27,573	624	—	1,280	27,573

			Fixed-line business-
			Guangdong and Shanghai
	CDMA Business		Branches		Total
		For the	For the period
		period from	from
	For the year	January 1,	January 1,	For the	For the	For the
	ended	2008 to	2007 to	year ended	year ended	year ended
	December 31,	September	February 28,	December	December	December
	2007	30, 2008	2007	31, 2008	31, 2007	31, 2008

Net cash inflow from operating activities	837	656	388	—	1,225	656

Net cash outflow from investing activities	(25)	(23)	(374)	—	(399)	(23)
Cash inflow from disposal of discontinued operations	—	29,512	3,477	—	3,477	29,512

Net cash (outflow)/inflow from investing activities	(25)	29,489	3,103	—	3,078	29,489

Net cash inflow from financing activities	—	—	—	—	—	—

Net cash inflow from discontinued operations	812	30,145	3,491	—	4,303	30,145

34.	DIVIDENDS

At the annual general meeting held on May 16, 2008, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended December 31, 2007 totaling approximately RMB2,732 million which has been reflected as a reduction of retained profits for the year ended December 31, 2008. As of December 31, 2008, such dividends have been paid by the Company, except for dividends payable of approximately RMB149 million due to Unicom BVI.

At a meeting held on March 31, 2009, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.20 per ordinary share to the shareholders for the year ended December 31, 2008 totaling approximately RMB4,754 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2008, but will be reflected as an appropriation of retained profits in the financial statements for the year ending December 31, 2009.

	2007
	(As restated)	2008
Proposed final dividend:
RMB0.20 (2007: RMB0.20) per ordinary share by the Company	2,727	4,754
HKD nil (2007: HKD0.592) per ordinary share by China Netcom (Note a)	3,700	—

	6,427	4,754

Dividend paid:
By the Company	2,285	2,732
By China Netcom (Note a)	3,600	3,499

	5,885	6,231

Note a :	Since the 2008 Business Combination is accounted for as a business combination of entities under common control, accordingly, the proposed final dividend and dividend paid are restated to include China Netcom as if it had always been part of the Group.

35.	EARNINGS PER SHARE

Earnings per share and ADS:

Basic earnings per share for the years ended December 31, 2007 and 2008 were computed by dividing the income attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on January 1, 2007.

Diluted earnings per share for the years ended December 31, 2007 and 2008 were computed by dividing the income attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on January 1, 2007, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme; (iii) share options granted under the Special Purpose Share Option Scheme; and (iv) the Convertible Bonds (for the year ended December 31, 2007 only). The potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	2007
	(As restated)	2008
Numerator (in RMB millions):
Income attributable to the equity holders of the Company
- Continuing operations	20,158	6,340
- Discontinued operations	1,279	27,572

	21,437	33,912

Denominator (in millions):
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share	23,075	23,751
Dilutive equivalent shares arising from share options	246	190

Shares used in computing diluted earnings per share	23,321	23,941

Basic earnings per share (in RMB)
- Continuing operations	0.87	0.27
- Discontinued operations	0.06	1.16

	0.93	1.43

Diluted earnings per share (in RMB)
- Continuing operations	0.86	0.27
- Discontinued operations	0.06	1.15

	0.92	1.42

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

36.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, accounts receivable, amounts due from ultimate holding company, related parties and domestic carriers. Financial liabilities of the Group mainly include payables and accrued liabilities, short-term bank loans, short-term commercial paper, corporate bonds, long-term bank loans and amounts due to ultimate holding company, related parties and domestic carriers.

Cash and cash equivalents and short-term bank deposits denominated in foreign currencies, as summarized below, have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2007 and 2008.

	2007
	(As restated)			2008
	Original		RMB	Original		RMB
	currency		equivalent	currency		equivalent
	millions	Exchange rate	millions	millions	Exchange rate	millions
Cash and cash equivalents:
- denominated in HK dollars	552	0.94	518	223	0.88	197
- denominated in US dollars	65	7.30	471	134	6.83	914
- denominated in EURO	3	10.67	28	4	9.66	43
- denominated in Japanese Yen	247	0.06	16	50	0.08	4
- denominated in GBP	—	14.58	4	2	9.88	20

Sub-total			1,037			1,178

Short-term bank deposits:
- denominated in HK dollars	71	0.94	67	—	0.88	—
- denominated in US dollars	78	7.30	569	20	6.83	137

Sub-total			636			137

Total			1,673			1,315

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China. The carrying amounts of the Group’s cash and cash equivalents, short-term bank deposits, other current financial assets and liabilities approximated their fair values as of December 31, 2007 and 2008 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair value as of balance sheet date.

In connection with the fair value of the Group’s non-current portion of long-term bank loans, please refer to Note 19 (b) for details.

37.	RELATED PARTY TRANSACTIONS

Unicom Group and Netcom Group are state-owned enterprises directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. State-owned enterprises and their subsidiaries, in addition to Unicom Group and Netcom Group, directly or indirectly controlled by the PRC government are also considered to be related parties of the Group. Neither Unicom Group and Netcom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers other state-owned enterprises, including other telecommunications service operators, equipment vendors, construction vendors, lessors of assets and state-owned banks in the PRC, have material transactions with the Group in its ordinary course of business. These transactions are carried out on terms similar to those obtained by other state-owned parties and have been reflected in the financial statements.

The Group’s telecommunications networks depend, in large part, on interconnection with the network and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been adequately disclosed below.

37.1	Transactions with Unicom Group, Netcom Group and their subsidiaries
(a)	Significant recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group, Netcom Group and their subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

		2007
	Note	(As restated)	2008
Transactions with Unicom Group, Netcom Group and their subsidiaries:

Continuing operations:
Interconnection revenues	(ii), (iv)	723	808
Interconnection charges	(iii), (iv)	742	768
Rental income for premises and facilities	(i), (v)	19	18
Revenue for leasing of transmission line capacity	(i), (vi)	7	36
Charges for leasing of transmission line capacity	(i), (vii)	23	80
Charge for operator-based subscriber value-added services	(i), (viii)	259	297
Charge for customer services	(i), (ix)	683	713
Agency fee incurred for subscriber development services	(i), (x)	92	150
Charges for cellular subscriber value-added service	(i), (xi)	37	153
Rental charges for premises, equipment and facilities	(i), (xii)	31	35
Charges for the international gateway services	(i), (xiii)	15	7
Purchase of telecom cards	(i), (xiv)	618	549
Agency fee incurred for procurement of telecommunications equipment	(i), (xv)	18	20
Charge for engineering design and technical service	(i), (xvi)	117	287
Charge for engineering and information technology-related services	(xvii)	1,946	2,603
Common corporate services income	(xviii)	121	140
Charges for common corporate services	(xviii)	477	563
Rental income from properties	(xix)	1	10
Rental charges for premises	(xix)	636	642
Property sub-lease rental charges	(xix)	11	1
Purchases of materials	(xx)	668	512
Charges for ancillary telecommunications support services	(xxi)	448	558
Charges for support services	(xxii)	536	461
Charges for lease of telecommunications facility	(xxiii)	309	306
Income from information communication technologies services	(xxiv)	130	151

		2007
	Note	(As restated)	2008

Discontinued operations:
Interconnection revenue	(ii), (iv)	26	17
Interconnection charges	(iii), (iv)	17	13
Charges for leasing of transmission line capacity	(i), (vii)	—	3
Charge for operator-based subscriber value-added services	(i), (viii)	119	89
Charge for customer services	(i), (ix)	178	111
Agency fee incurred for subscriber development services	(i), (x)	23	24
CDMA network capacity lease rental	(xxv)	8,382	6,009
Constructed capacity related cost of CDMA network	(xxvi)	215	234
Charges for cellular subscriber value-added service	(i), (xi)	17	46
Purchase of telecom cards	(i), (xiv)	79	40
Charge for engineering design and technical service	(i), (xvi)	1	3

(i)	On October 26, 2006, CUCL entered into a new agreement “2006 Comprehensive Services Agreement” to continue to carry out related party transactions. The new agreement was approved by the independent shareholders of the Company on December 1, 2006, and became effective from January 1, 2007. Upon completion of the acquisition of Guizhou Business in 2007, the 2006 Comprehensive Services Agreement was amended where necessary so that the service area of CUCL was extended to include Guizhou province. In addition, the rights and obligations of Guizhou branch of Unicom Group under the framework agreement entered into with Guizhou branch of Unicom Huasheng for the procurement of CDMA mobile handsets on December 19, 2006 were assigned to and assumed by CUCL.

Pursuant to the ordinary resolution passed at the extraordinary general meeting held on September 16, 2008, the independent shareholders of the Company approved the 2006 Comprehensive Services Agreement be amended with effect from October 15, 2008 to include CNC China as a party (the “Second 2006 Comprehensive Services Agreement”).

Also, the independent shareholders of the Company approved the following agreements:
•	Framework Agreement for Engineering and Information Technology Services dated August 12, 2008

•	Engineering and Information Technology Services Agreement 2008-2010

•	Domestic Interconnection Settlement Agreement 2008-2010

•	International Long Distance Voice Services Settlement Agreement 2008-2010

•	Framework Agreement for Interconnection Settlement dated August 12, 2008

(ii)	Interconnection revenues represent the amounts received or receivable from Unicom Group and Netcom Group for calls from their networks to the Group’s networks.

(iii)	Interconnection charges are for calls made from the Group’s networks to Unicom Group and Netcom Group’ networks.

(iv)	Pursuant to the Framework Agreement for Interconnection Settlement dated August 12, 2008 entered between CUCL and Netcom Group, CUCL and Netcom Group agreed to interconnect the network of Netcom Group on the one hand and that of CUCL on the other and settle charges in respect of domestic long distance voice services within their respective service regions and international long distance voice services.

Interconnection settlement between Unicom Group and Netcom Group’ networks and the Group’s network are based on standards established from time to time by the MIIT.

(v)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006

Comprehensive Services Agreement, the Group agreed to provide premises to Unicom New Guoxin Telecommunications Corporation Limited (“Unicom New Guoxin”). The rental amount is based on the lower of depreciation costs and market price for similar premises in that locality.

(vi)	Pursuant to the agreement entered between the branches of CUCL and 21 Provinces in Southern China of Netcom Group, revenue for leasing of transmission line capacity is based on market rates.

(vii)	Pursuant to Framework Agreement for Telecommunications Facilities Leasing dated August 12, 2008 entered between CUCL and Netcom Group, the charges payable by CUCL are based on the annual depreciation charges of such transmission line capacity (not higher than market rates).

(viii)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, the Group shall retain 40% of the actually received revenue generated from the value-added services provided by New Guoxin to the Group’s subscribers and allocate 60% of such revenue to New Guoxin. The settlement should be made among branches of the Group and New Guoxin respectively.

(ix)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, New Guoxin provides business inquiries, tariff inquiries, account maintenance, complaints handling, and customer interview and subscriber retention services to the Group’s customers. The service fee payable by the Group shall be calculated on the basis of the customer service costs plus a profit margin, which shall not exceed 10%. The customer service costs were determined by the actual cost per operator seat and the number of effective operator seats. In addition, Guangdong has been added as one of the economically developed metropolises in determining the cost per operator seat.

(x)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, New Guoxin provides subscriber development services to the Group through telephone or other channels by utilising its own network, equipment and operators. The agency fee chargeable to the Group does not exceed the average of agency fees chargeable by any independent third party agent in the same region.

(xi)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, UNISK (Beijing) Information Technology Corporation Limited (“UNISK”) and Unicom NewSpace Corporation Limited (“Unicom NewSpace”) agreed to provide the cellular subscribers of CUCL with various types of value-added services through its cellular communication network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group’s subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK and Unicom NewSpace for settlement, on the condition that such proportion allocated to UNISK and Unicom NewSpace does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK and Unicom NewSpace by the Group varies depending on the types of value-added service provided to the Group.

(xii)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, CUCL and Unicom Group agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(xiii)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group’s international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(xiv)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, the Group agreed to purchase telephone cards from Unicom Group (to be imported by Unicom Xingye Science and Technology Trade Company Limited (“Unicom Xingye”) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts. Prices and volumes are subject to review by the parties on an annual basis.

(xv)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, Unicom Import and Export Company Limited (“Unicom I/E Co”) agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.55% (for contracts up to an amount of USD30 million (inclusive)) and 0.35% (for contracts with an amount of more than USD30 million) of the value of imported equipment, and 0.25% (for contracts up to an amount of RMB200 million (inclusive)) and 0.15% (for contracts with an amount of more than RMB200 million) of the value of domestic equipment for such services.

(xvi)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, China Information Technology Designing & Consulting Institute (“CITDCI”) agreed to provide engineering design and technical services to the Group based on its demands and requirements. The service fee standards for the engineering design and technical services are determined based on standards promulgated by the relevant government authorities. In addition, such prices should not be higher than those adopted by an independent third party providing similar services in the same industry.

(xvii)	Pursuant to Framework Agreement for Engineering and Information Technology Services dated August 12, 2008 entered between CUCL and Netcom Group and Engineering and Information Technology Services Agreement 2008-2010 entered between CNC China and Netcom Group, the charges payable by CUCL and CNC China for the above services are determined with reference to market rates and are settled when the relevant services are provided.

(xviii)	Pursuant to Master Sharing Agreement 2008-2010 entered between CNC China and Netcom Group, expenses associated with common corporate services is allocated between CNC China and Netcom Group based on total assets as appropriate.

(xix)	Pursuant to Property Leasing Agreement 2008-2010 entered between CNC China and Netcom Group and the Framework Agreement for Property Leasing dated August 12, 2008 entered between CUCL and Netcom Group, the charges payable by CNC China and CUCL are based on market rates or the depreciation charges and taxes (only not higher than the market rates) in respect of each property. The charges are subject to review every year.

(xx)	Pursuant to Materials Procurement Agreement 2008-2010 entered between CNC China and Netcom Group, the charges payable by CNC China to Netcom Group are based on market rates or cost-plus basis.

(xxi)	Pursuant to Ancillary Telecommunications Services Agreement 2008-2010 entered between CNC China and Netcom Group, and the Framework Agreement for Ancillary Telecommunications Services dated August 12, 2008 entered between CUCL and Netcom Group, Netcom Group agreed to provide services including certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customer services. The charges are based on market rates and settled as and when the relevant services are provided.

(xxii)	Pursuant to Support Services Agreement 2008-2010 entered between CNC China and Netcom Group and the Framework Agreement for Support Services dated August 12, 2008 entered between CUCL and Netcom Group, Netcom Group agreed to provide services including equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services. The charges are based on market rates and settled as and when the relevant services are provided.

(xxiii)	Pursuant to Telecommunications Facilities Leasing Agreement 2008-2010 entered between CNC China and Netcom Group and the Framework Agreement for Telecommunications Facilities Leasing dated August 12, 2008 entered between CUCL and Netcom Group, CNC China agreed to lease the international telecommunications facilities and inter-provincial transmission optic fibers from Netcom Group. The lease payment is based on the depreciation charge of the leased assets.

(xxiv)	Pursuant to Information and Communications Technology Agreement 2008-2010 entered between System Integration Corporation and Netcom Group, System Integration Corporation, agreed to provide information communications technology services to Netcom Group and also to subcontract services ancillary to the provision of information communications technology services, namely, the system installation and configuration services, to the subsidiaries and branches of Netcom Group in Netcom Group’s southern service region in the PRC. The charges payable by Netcom Group are based on market value.

(xxv)	On October 26, 2006, CUCL entered into the new agreement “2006 CDMA Lease Agreement” with Unicom Group and Unicom New Horizon to continue to carry out related party transactions. The new agreement was approved by the independent shareholders of the Company on December 1, 2006, and became effective from January 1, 2007. As disclosed in the announcement dated July 28, 2008, the Company, CUCL and China Telecom agreed on the CDMA Business disposal and the Company agreed to waive the CDMA network purchase option and terminate the 2006 CDMA Lease Agreement, in each case with effect from the completion of the CDMA Business disposal. During the Company’s extraordinary general meeting of shareholders held on September 16, 2008, the Company’s independent shareholders approved the waiver of the CDMA network purchase option and the termination of the 2006 CDMA Lease Agreement. Upon the completion of the CDMA Business disposal on October 1, 2008, the 2006 CDMA Lease Agreement was terminated.

(xxvi)	Pursuant to 2006 CDMA Lease Agreement, the constructed capacity related costs in connection with the CDMA network capacity used by the Group, including the rentals for the exchange centers and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, are charged to the Group. The proportion of the constructed capacity related costs to be borne by the Group is calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the CDMA network.

(xxvii)	Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which is registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group is granted the right to use these trademarks on a royalty free and renewal basis.
(b)	Other significant transaction

In 2008, the Company completed the merger with China Netcom by way of a scheme of arrangement. For details, please refer to Note 1.

(c)	Amounts due from and to Unicom Group, Netcom Group and their subsidiaries

As of December 31, 2007, an amount due to Netcom Group of RMB5,880 million represented the deferred payment arising from the Acquisition of New Horizon which was unsecured, interest bearing at 5.265% per annum with final maturity through June 30, 2010. In 2008, the Group fully repaid the amount. The deferred payment as of December 31, 2007 is analyzed as follows:

	2007	2008

Within one year	1,960	—
In the second year	1,960	—
In the third year	1,960	—

Total	5,880	—

In addition, the balance as of December 31, 2007 included the payables to related parties of approximately RMB2,249 million with interest rates ranging from 3.0% to 3.8% per annum, which was unsecured and repayable within 3 years. In 2008, the Group fully repaid the amount.

Apart from these, amounts due from and to Unicom Group, Netcom Group and their subsidiaries are unsecured, interest free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of the transactions with Unicom Group, Netcom Group and their subsidiaries as described in (a) above.
37.2	Domestic carriers

(a)	Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

		2007
	Note	(As restated)	2008

Interconnection revenue	(i )	11,000	11,816
Interconnection charges	(i )	10,367	10,819
Leased line revenue	(ii)	539	500
Leased line charges	(ii)	350	269

(i)	The interconnection revenue and charges mainly represent the amounts due from or to domestic carriers for telephone calls made between the Group’s networks and the network of domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and domestic carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MIIT.

(ii)	Leased line charges are paid or payable to domestic carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to domestic carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and domestic carriers.

(b)	Disposal of the Group’s CDMA business to China Telecom

In 2008, the Company completed the disposal of the CDMA Business to China Telecom. For details, please refer to Note 1 and Note 33.

Pursuant to the Disposal Agreement, the Group is committed to providing certain supporting services to China Telecom at no consideration during the transitional period. Such services include providing the use of certain telecommunications equipment, properties and information technology services in certain regions. The value of such services was estimated by the Group based on the costs of the underlying equipment or properties plus a margin. A portion of the consideration for the disposal of the CDMA Business equal to the estimated value of such services has been deferred and will be recognized over the expected service period.

In addition, pursuant to the Disposal Agreement, upon the completion of the CDMA Business disposal, CUCL and China Telecom would enter into agreements with respect to the swapping and operation of certain jointly used network assets in accordance with the terms set out in the Disposal Agreement. As of June 18, 2009, the negotiation of the agreements is in progress. Based on the latest negotiations, the Group estimated that the swapping and operation of these jointly used network assets would not have a significant impact on the consolidated financial statements.

As of December 31, 2008, the balances due from/to China Telecom in relation to the disposal of the CDMA Business were as follows:

Proceeds receivable	13,140
Advances from customers received on behalf of China Telecom	(768)
Cash to be transferred upon the final agreement of the values of assets and liabilities transferred to China Telecom in accordance with the Disposal Agreement	(3,464)

(c)	Amounts due from and to domestic carriers

	2007
	(As restated)	2008
Amounts due from domestic carriers
- Receivables for interconnection revenue and leased line revenue	894	914

- Less: Provision for doubtful debts	(78)	(49)

	816	865

Amounts due to domestic carriers
- Payables for interconnection charges and leased lines charges	510	538

     All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.
37.3    Other major state-owned financial institutions
(a)	Transactions with other major state-owned financial institutions in the PRC

The following is a summary of significant transactions with other major state-owned financial institutions in the PRC in the ordinary course of business:

	2007
	(As restated)	2008

Finance income/costs, include:
- Interest income	278	238
- Interest expense	2,250	2,008
Short-term bank loans received	63,125	50,614
Short-term commercial paper received	20,000	10,000
Long-term bank loans received	2,559	2,888
Issuance of corporate bonds	2,000	5,000
Short-term bank loans repaid	81,685	51,184
Short-term commercial paper repaid	10,000	20,000
Long-term bank loans repaid	9,583	20,524

(b)	Amounts due from and to other major state-owned financial institutions in the PRC

The balances with other major state-owned financial institutions in the PRC in various line items of the consolidated balance sheet are listed as follows:

	2007
	(As restated)	2008

Current assets
Short-term bank deposits	619	238
Cash and cash equivalents	11,484	8,672

Non-current liabilities
Long-term bank loans	14,625	997
Corporate bonds	2,000	7,000

Current liabilities
Short-term commercial paper	20,000	10,000
Current portion of long-term bank loans	7,411	1,216
38.	CONTINGENCIES AND COMMITMENTS
38.1	Capital commitments
As of December 31, 2007 and 2008, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	2007	2008
	(As restated)	Land and
	Total	buildings	Equipment	Total

Authorized and contracted for	3,802	1,162	4,914	6,076
Authorized but not contracted for	2,508	846	6,092	6,938

Total	6,310	2,008	11,006	13,014

As of December 31, 2008, approximately RMB159 million (2007: approximately RMB153 million) of capital commitment outstanding was denominated in US dollars, equivalent to approximately USD23 million (2007: approximately USD21 million). As of December 31, 2007, the capital commitments were mainly related to continuing operations.

38.2	Operating lease commitments

As of December 31, 2007 and 2008, the Group had total future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2007	2008
	(As restated)	Land and
	Total	buildings	Equipment	Total

Leases expiring:
- no later than one year	9,096	1,438	390	1,828
- later than one year and no later than five years	3,287	3,876	695	4,571
- later than five years	2,031	1,764	193	1,957

Total	14,414	7,078	1,278	8,356

As of December 31, 2007, the operating lease commitments included the leasing fees for the CDMA network capacity based on the 2006 CDMA Lease Agreement of approximately RMB7,543 million relating to discontinued operations. During the Company’s Extraordinary General Meeting of shareholders held on September 16, 2008, the Company’s independent shareholders approved the termination of the 2006 CDMA Lease Agreement. Upon the completion of the CDMA Business disposal on October 1, 2008, the 2006 CDMA Lease Agreement was terminated (see Note 37.1(a) (xxv)).

38.3	Contingent liabilities

As aforementioned in Note 26, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and CNC China. Based on management’s assessment and preliminary discussions with MIIT and NDRC, management considered that the Group had complied with the regulations issued by the relevant government authorities for all periods covered by the investigation, and the likelihood of a cash outflow as a result of the investigation is remote. Accordingly, no contingent liabilities in relation to the investigation were recorded as of December 31, 2008.

39.	EVENTS AFTER BALANCE SHEET DATE
(a)	Acquisitions of certain assets and business from Unicom Group and Netcom Group

On December 16, 2008, CUCL agreed to acquire from Unicom Group and Netcom Group (i) the fixed-line business, but not the underlying property, plant and equipment, across the 21 provinces in Southern China and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches, (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries (“Target Assets”), (iii) a 100% equity interest in Unicom Xingye owned by Unicom Group, (iv) a 100% equity interest in CITDCI owned by Unicom Group; and (v) a 100% equity interest in New Guoxin owned by Unicom Group at a consideration of approximately RMB6.43 billion, subject to certain adjustments. The business and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the “Target Business” and the acquisition of the Target Business is referred to as “2009 Business Combination”.

The aforementioned acquisitions of assets and businesses were approved by the independent shareholders of the Company in an extraordinary general meeting held on January 14, 2009. As all of the conditions to the acquisitions were satisfied (or if applicable, waived), the 2009 Business Combination and the acquisitions of the Target Assets were completed on January 31, 2009.

(b)	Leasing of telecommunications networks in Southern China from Unicom New Horizon

In connection with the 2009 Business Combination, on December 16, 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon entered into an agreement (the “Network Lease Agreement”) in relation to the lease (the “Lease”) of the telecommunications networks of 21 provinces in Southern China by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB 2.0 billion and RMB2.2 billion for the two financial years ending December 31, 2009 and December 31, 2010, respectively. The initial term of the Lease is two years effective from January 1, 2009 and the Lease is renewable at the option of CUCL with at least two months’ prior notice. Moreover, in connection with the Lease, Unicom New Horizon has granted to CUCL an option to purchase the telecommunications networks in Southern China.

(c)	Granting of the license to operate 3G digital cellular business with WCDMA technology

On January 7, 2009, MIIT has granted approval for Unicom Group to license CUCL to operate 3G digital cellular business with WCDMA technology nationwide in China.

(d)	Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2008. For details, see Note 34.

(e)	The issuance of formal notice regarding the definition of PRC TRE

On April 22, 2009, the PRC State Administration of Taxation issued a formal notice regarding the determination of PRC TRE status and provided implementation guidance in withholding income tax for non-TRE enterprise shareholders. For details, please refer to Note 9(b).

40.	COMPARATIVE FIGURES

As stated in Note 2.2, 2007 comparative figures have been restated to reflect the effects of the 2008 Business Combination under common control, which is accounted for using merger accounting in accordance with HKFRS. In addition, the results and cash flows of the CDMA business segment have been presented as discontinued operations and accordingly, the 2007 comparative figures of the consolidated statement of income and statement of cash flows had been reclassified in accordance with HKFRS. For comparative purposes, certain comparative figures have also been reclassified to conform with current year presentation to align the financial statements presentation of the Group and China Netcom and the effect of the change in accounting policies under HKFRS (Please refer to Note 2.2 for details).

41.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on June 18, 2009.