Form 20-F
period 2009-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2010-06-18
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
     As of December 31, 2009, 23,562,092,511 ordinary shares were issued and outstanding.
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

- i -

Page
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	112

Item 16F. Change in Registrant’s Certifying Accountant	112

Item 16G. Corporate Governance	112

PART III	113

Item 17. Financial Statements	113

Item 18. Financial Statements	113

Item 19. Exhibits	113
EX-4.51
EX-4.52
EX-4.53
EX-4.54
EX-4.55
EX-4.56
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2

- ii -

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
     The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•	changes in the regulatory regime and policies for the PRC telecommunications industry, or changes in the regulatory policies of the primary industry regulator, the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, or the SASAC, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services;

•	competitive forces from more liberalized markets and our ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of our telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of our restructuring and integration following the completion of our merger with China Netcom Group Corporation (Hong Kong) Limited;

•	effects of our proposed adjustments in our business strategies relating to the personal handyphone system, or PHS, business;

- iii -

•	effects of our acquisition from our parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans;

•	changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the current global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the potential continued slowdown of economic activities inside and outside the PRC.
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
     As used in this annual report:
•	references to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan, and references to the “central government” or the “PRC Government” mean the central government of the PRC;

•	references to “our fixed-line northern service region” mean the 10 municipalities and provinces where we operate fixed-line business in northern China, consisting of Beijing and Tianjin Municipalities, and Hebei, Henan, Shandong, Liaoning, Heilongjiang, Jilin, and Shanxi Provinces, and the Inner Mongolia Autonomous Region;

•	references to the “21 provinces in southern China” mean Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Tibet Autonomous Region, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region. We completed the acquisitions of certain telecommunications business and assets, including the fixed-line business in those 21 provinces in southern China, from Unicom Group and Netcom Group and/or their respective subsidiaries and branches in January 2009. See “A. History and Development of the Company—Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in

- iv -

Southern China” under Item 4.
•	references to “Hong Kong Stock Exchange”, “SEHK” or “HKSE” mean The Stock Exchange of Hong Kong Limited, and references to “NYSE” or “New York Stock Exchange” mean The New York Stock Exchange, Inc; and

•	references to “Renminbi” or “RMB” are to the currency of the PRC, references to “U.S. dollars” or “US$” are to the currency of the United States of America, and references to “HK dollars” or “HK$” are to the currency of the Hong Kong Special Administrative Region of the PRC.

- v -

Special Note on Our Financial Information and Certain Statistical Information Presented
in This Annual Report
     Our consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. These financial statements also comply with Hong Kong Financial Reporting Standards, or HKFRS, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, or HKICPA. As applied to our company, HKFRS is consistent with IFRS in all material respects.
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

- vi -

PART I
Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.
Item 2.	Offer Statistics and Expected Timetable

Not Applicable.
Item 3.	Key Information
A. Selected Financial Data
     The following tables present selected historical financial data of our company as of and for each of the years in the three-year period ended December 31, 2009. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data for the years ended December 31, 2007, 2008 and 2009 and the selected historical consolidated balance sheet data as of December 31, 2008 and 2009 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated balance sheet data as of December 31, 2007 set forth below are derived from our internal records and management accounts that are not included in this annual report on Form 20-F. As disclosed above under “Special Note on Our Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated statements of income for the years ended December 31, 2007, 2008 and 2009 and consolidated balance sheets as of December 31, 2008 and 2009 have been prepared and presented in accordance with IFRS/HKFRS.
     We completed (i) acquisitions of fixed-line business in 21 provinces in southern China, the local access telephone business in Tianjin Municipality, three subsidiaries (together referred to as the “Target Business”) and certain other telecommunication assets from Unicom Group and Netcom Group (which was later merged with Unicom Group in January 2009) in January 2009, and (ii) a merger with China Netcom in October 2008. See “A. History and Development of the Company—Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” and “A. History and Development of the Company—Sale of CDMA Business, Merger with China Netcom and Related Transactions—Merger with China Netcom and Related Transactions” under Item 4, respectively. Because we and the Target Business were under common control of Unicom Group, both prior to and after the acquisitions, and we and China Netcom were under the common control of the PRC Government both prior to and after the merger, each of the acquisitions and the merger is considered as a business combination of entities and businesses under common control, and has been accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations”, or AG 5, issued by the HKICPA in November 2005. In addition, we completed an acquisition of assets and business of the Guizhou Province branch of Unicom Group, or Unicom Guizhou, from Unicom Group in December 2007 and prior to its merger with us, China Netcom completed an acquisition of the entire equity interest of Beijing Planning and Design Institute, or Design Institute, a wholly-owned subsidiary of Netcom Group, in December 2007. Because we and Unicom Guizhou were under the common control of Unicom Group both prior to and after our acquisition of Unicom Guizhou and China Netcom and Design Institute were under the common control of Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009) both prior to and after China Netcom’s acquisition of Design Institute, both acquisitions have been accounted for using merger accounting in accordance with AG5 issued by the HKICPA. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. The acquired assets and liabilities mentioned above in this paragraph are stated at historical cost, and are included in the consolidated financial statements included in this annual report on Form 20-F as if these entities and their businesses acquired had always been part of our company during all the periods presented. Accordingly, the 2007 and 2008 comparative figures in the consolidated financial information included in this Form 20-F have been restated to reflect the financial position, results of operations and cash flows of these acquired businesses.

     We completed the disposal of our CDMA business in October 2008. See “A. History and Development of the Company—Sale of CDMA Business, Merger with China Netcom and Related Transactions—Disposal of CDMA Business and Related Transactions” under Item 4. In accordance with IFRS/HKFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, we recognized the CDMA business as discontinued operations and the CDMA business was presented separately as discontinued operations in our audited consolidated statements of income and statements of cash flows for the years ended December 31, 2007 and 2008.
     Prior to our merger with China Netcom, China Netcom completed the disposal of the fixed-line telecommunications and related services in its Guangdong and Shanghai branches in February 2007. See “A. History and Development of the Company—History and Corporate Development of China Netcom” under Item 4. After considering that we reacquired the fixed-line business in Guangdong and Shanghai branches in January 2009, we did not present the fixed-line business in Guangdong and Shanghai branches as discontinued operations and derecognized the gain on disposal previously recorded in our 2007 consolidated financial statements.

	As of or for the year ended December 31
	2007	2008	2009	2009
	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Income Statement Data:

CONTINUING OPERATIONS
Revenue(2)
Mobile business
Telecommunication service revenue	62,236	64,240	69,769	10,221
Information communication technology services and other revenue	187	359	252	37
Sales of mobile telecommunications products	14	532	1,970	289

Total mobile telecommunications revenue	62,437	65,131	71,991	10,547

Fixed-line business
Telecommunication service revenue (2)	91,093	88,254	79,549	11,654
Information communication technology services and other revenue	4,782	4,339	1,611	236
Sales of fixed-line telecommunications products	980	1,362	193	28

Total fixed-line telecommunications revenue	96,855	93,955	81,353	11,918

Unallocated amounts
Telecommunication service revenue (2)	420	337	275	40
Information communication technology services and other revenue	228	364	326	48
Sales of other telecommunications products	—	5	—	—

	648	706	601	88

Total revenue	159,940	159,792	153,945	22,553

Total costs, expenses and others	(131,856)	(150,139)	(141,668)	(20,754)

Income from continuing operations before income tax	28,084	9,653	12,277	1,799

Income tax expenses	(7,175)	(1,828)	(2,721)	(399)

Income from continuing operations	20,909	7,825	9,556	1,400

DISCONTINUED OPERATIONS(3)
Income from discontinued operations	656	1,438	—	—
Gain on disposal of discontinued operations	—	26,135	—	—

Sub-total for discontinued operation	656	27,573	—	—

Net income	21,565	35,398	9,556	1,400

Earnings per share for income attributable to the equity holders of the Company during the year
—Basic earnings per share(4)	0.93	1.49	0.40	0.06
—Diluted earnings per share(4)	0.92	1.48	0.40	0.06
—Basic earnings per ADS(5)	9.35	14.90	4.02	0.59
—Diluted earnings per ADS(5)	9.25	14.79	4.00	0.59

Earnings per share for income from continuing operations attributable to the equity holders of the Company during the year
—Basic earnings per share(4)	0.90	0.33	0.40	0.06

	As of or for the year ended December 31
	2007	2008	2009	2009
	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
—Diluted earnings per share(4)	0.89	0.33	0.40	0.06
—Basic earnings per ADS(5)	9.06	3.29	4.02	0.59
—Diluted earnings per ADS(5)	8.97	3.27	4.00	0.59

Earnings per share for income from discontinued operations attributable to the equity holders of the Company during the year
—Basic earnings per share(4)	0.03	1.16	—	—
—Diluted earnings per share(4)	0.03	1.15	—	—
—Basic earnings per ADS(5)	0.29	11.61	—	—
—Diluted earnings per ADS(5)	0.28	11.52	—	—
—Number of shares outstanding for basic earnings per share(4)	23,075	23,751	23,767	23,767
—Number of shares outstanding for diluted earnings per share(4)	23,321	23,941	23,895	23,895
—Number of ADS outstanding for basic earnings per ADS(5)	2,308	2,375	2,377	2,377
—Number of ADS outstanding for diluted earnings per ADS(5)	2,332	2,394	2,389	2,389

Consolidated Balance Sheet Data:

Assets
Cash and cash equivalent and short-term bank deposits	13,555	10,574	8,816	1,292
Property, plant and equipment	277,787	285,469	351,157	51,445
Available-for-sale financial assets	287	95	7,977	1,168
Proceeds receivable for the disposal of the CDMA business	—	13,140	5,121	750
Total assets	338,222	348,752	417,045	61,097

Liabilities
Payables in relation to the disposal of the CDMA business	—	4,232	7	1
Short-term bank loans	11,850	10,780	63,909	9,363
Commercial paper	20,000	10,000	—	—
Current portion of long-term bank loans	7,411	1,216	62	9
Current portion of other obligations	3,484	3,012	2,534	371
Long-term bank loans	16,086	997	759	111
Corporate bonds	2,000	7,000	7,000	1,026
Total liabilities	160,033	141,025	210,578	30,850

Shareholders’ equity	178,189	207,727	206,467	30,247

Share capital	1,437	2,329	2,310	339

Other Financial Data:

CONTINUING OPERATIONS
Net cash inflow from operating activities of continuing operations	68,854	57,241	57,733	8,459
Net cash outflow from investing activities of continuing operations	(47,770)	(54,742)	(85,308)	(12,498)
Net cash (outflow)/inflow from financing activities of continuing operations	(29,805)	(35,070)	30,197	4,423
Net cash (outflow)/inflow from continuing operations	(8,721)	(32,571)	2,622	384

DISCONTINUED OPERATIONS(3)
Net cash inflow from operating activities of discontinued operations	837	656	—	—
Net cash (outflow)/inflow from investing activities of discontinued operations	(25)	29,489	(5,039)	(738)
Net cash outflow from financing activities of discontinued operations	—	—	—	—
Net cash inflow/(outflow) from discontinued operations	812	30,145	(5,039)	(738)

Net decrease in cash and cash equivalents	(7,909)	(2,426)	(2,417)	(354)

Dividend declared per share	0.20	0.20	0.16	0.02

(1)	The translation of RMB into US dollars has been made at the rate of RMB6.8259 to US$1.00, the noon buying rate in New York City for cable transfer in RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. The translations are solely for the convenience of the reader.

(2)	Including fixed-line upfront connection fees for basic telephone access services that were eliminated by order of the former Ministry of Information Industry in July 2001.

(3)	Results of our CDMA business have been disclosed as discontinued operations for the years ended December 31, 2007 and 2008.

(4)	See Note 37 to the financial statements included in this Form 20-F on how basic and diluted earnings per share are calculated under IFRS/HKFRS.

(5)	Earnings per ADS is calculated by multiplying earnings per share by 10, which is the number of shares represented by each ADS.
Exchange Rate Information
     We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.8259 = US$1.00 and HK$7.7536 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.
     The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8320 = US$1.00 and HK$7.7935 = US$1.00, respectively, on June 11, 2010. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:
Noon Buying Rate

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low
December 2009	6.8244	6.8299	7.7495	7.7572
January 2010	6.8258	6.8295	7.7539	7.7752
February 2010	6.8258	6.8330	7.7619	7.7716
March 2010	6.8254	6.8270	7.7574	7.7648
April 2010	6.8229	6.8275	7.7565	7.7675
May 2010	6.8310	6.8245	7.8030	7.7626
June 2010 (up to June 11, 2010)	6.8322	6.8268	7.8040	7.7903
     The following table sets forth the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars in 2005, 2006, 2007, 2008 and 2009, calculated by averaging the noon buying rates on the last day of each month during the relevant year.
Average Noon Buying Rate

	RMB per US$1.00	HK$ per US$1.00
2005	8.1826	7.7755
2006	7.9579	7.7685
2007	7.5806	7.8008
2008	6.9193	7.7814
2009	6.8295	7.7513
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
Risks Relating to Our Business
We face intense competition in all our businesses from other telecommunications service providers, including China Mobile and China Telecom, which may materially adversely affect our financial condition, results of operations and growth prospects.
     The telecommunications industry in China has been rapidly evolving. Following the restructuring of the PRC telecommunications industry in 2008, we, along with China Mobile and China Telecom, have become full-service telecommunications service providers that operate both fixed-line and mobile telecommunications networks in China. See “A. History and Development of the Company—Restructurings of the Telecommunications Industry” under Item 4. We face intense competition in each of our business lines from China Mobile and China Telecom and expect that this competition will further intensify and may also include other telecommunications service providers in the future.
     For mobile business, China Mobile is the largest mobile operator in China, while China Telecom has become a new competitor after acquiring our CDMA business in the 2008 industry restructuring. In the emerging 3G mobile market, although we have certain competitive advantage due to the WCDMA technology that we were assigned with by the PRC government to operate our 3G business, we face intense competition from the other two operators. For fixed-line business, we are a leading fixed-line operator in northern China, but remain relatively small in southern China, where China Telecom has a dominant market position. We also face increasing competition from competitors outside the telecommunications industry, such as cable television companies for fixed-line broadband business. Furthermore, the PRC Government is in the process of initiating new policies, in particular, the policies regarding the convergence of television broadcast, telecommunications and Internet access networks and the policies that would allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers in certain areas in China. Although these new initiatives may present opportunities for us to attract new users, they also pose additional uncertainties to the competition in mobile business in China, and we cannot assure you that our business will not be adversely affected from such initiatives.
     Intensive competition from China Mobile and China Telecom, as well as other telecommunications service providers, could lead to slower subscriber growth, lower traffic volume of our telecommunications services, continued price pressure and higher customer acquisition costs, which may materially adversely affect our financial condition, results of operations and growth prospects.
We may further lose subscribers, in particular, fixed-line services subscribers, which may materially adversely affect our financial condition, results of operations and growth prospects.
     We continue to lose fixed-line services subscribers due to the trend of mobile service substitution for fixed-line services. Consistent with trends in global markets in recent years, significant traffic from our fixed-line networks has been diverted to mobile networks, including mobile networks of other mobile operators. While we have been taking various measures to retain our fixed-line subscribers, we cannot assure you that we will be successful in mitigating the adverse impact of mobile service substitution for fixed-line telephone services. Historically, we also experienced loss of mobile subscribers, primarily due to intensified competition from other service providers. We may continue to lose fixed-line and mobile subscribers, which may in turn adversely affect our relevant market share and increase our costs of additional customer acquisitions and bad debts, which would materially adversely affect our financial condition, results of operations and growth prospects.
Competition from foreign-invested operators and other new entrants may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition, results of operations and growth prospects.
     As a result of China’s accession to the World Trade Organization, or WTO in December 2001 and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement China’s commitments to the WTO, the PRC Government has agreed to gradually liberalize the various segments and regions of the telecommunications market in China to foreign investors. Currently, foreign investors are permitted to own up to 49% of joint ventures that offer basic telecommunications services without any geographic restrictions in China and 50% of joint ventures that offer value-added telecommunications services without any geographic restrictions in China. More foreign-invested operators may enter China’s telecommunications market as a result of this liberalization. They may have greater financial, managerial and technical resources and more expertise in network management and sales and marketing than we do.
     Increased competition from these and other new entrants into the Chinese telecommunications market may further increase the competition for skilled and experienced employees, exacerbate price competition and increase our customer acquisition costs and other operating expenses, and thereby adversely affect our financial condition, results of operations and growth prospects.
We may not be able to fully realize the anticipated synergies of our merger with China Netcom as well as our acquisition of the fixed-line business in 21 provinces in southern China due to a number of factors, some of which are beyond our control, and may experience various difficulties in the ongoing integration process, and our future financial condition, results of operations and growth prospects may be materially adversely affected.
     We believe that our merger with China Netcom represents an important transaction for us, consistent with the industry trend of convergence between fixed-line and mobile businesses within China. It allows us to benefit from increased economies of scale, reinforce our market position, improve our overall competitiveness and lay the foundation for sustainable long-term growth. Nevertheless, the scale, scope and nature of the integration and customer retention efforts required in connection with the merger present significant challenges. Although we have achieved integration in a number of areas, such as networks and personnel, we cannot assure you that we will be able to fully realize the anticipated synergies as a result of numerous factors, some of which are beyond our control. These factors include, among other things:
•	unforeseen contingent risks or latent liabilities relating to the merger that may not become apparent until the future;

•	increase in competition in the PRC telecommunications industry resulting from the recent restructuring of the PRC telecommunications industry, which, among other things, may require us to increase our marketing efforts;

•	the diversion of financial or other resources from our existing businesses; and

•	potential loss of, or harm to, relationships with customers.
     Any of the above could adversely impact the full realization of our anticipated synergies from the merger with China Netcom and could materially adversely affect our future business performance, results of operations and financial condition.
     In addition, as the integration is ongoing, due to various potential difficulties in managing a much larger business, our management expects that further efforts will be required in the continuing integration process, which may result in a significant diversion of our management’s attention from the operation of our businesses and may significantly restrain our management’s resources, thereby adversely affecting our financial condition, results of operations and growth prospects.
     Following the completion of our acquisition of the fixed-line business in 21 provinces in southern China, we have been integrating our existing business with the fixed-line operations in those 21 provinces in southern China. We cannot assure you that this acquisition will meet our expectation to optimize our business and resources and enhance our overall competitive position.

Failure to respond to technological and industry developments in a timely and effective manner or failure to continually optimize, expand and upgrade our networks and infrastructure could materially adversely affect our competitive position and hinder our growth.
     The telecommunications industry in China and elsewhere in the world has been experiencing rapid and significant changes in the diversity and sophistication of the technologies and services offered. Such changes may render our existing services or technologies inadequate or obsolete. As a result, we expect that we will need to constantly upgrade our telecommunications technologies and services to respond to such changes in order to maintain our competitiveness, which typically involves substantial time, costs and risk. We cannot assure you that we will be able to respond to technological and industry developments in a timely and cost-effective manner, or at all. Our inability to respond successfully to technological or industry developments may adversely affect our financial condition, results of operations and growth prospects. Furthermore, if the new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth may decline and our competitive position may be adversely affected.
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
The successful development of our 3G business is subject to market demand, consumer acceptance, technological challenges, other uncertainties, expected benefits from investments in our 3G networks and technology may not be realized and our business may be adversely affected due to the competitive nature between 3G services and 2G mobile business and fixed-line broadband services in the industry.
     We commercially launched our 3G service in October 2009. As is common with undertakings of this scale and complexity, we may experience various difficulties in the development of our 3G business, including software, network, handset and other technical issues. While we generally believe we are capable of solving these issues, we cannot assure you that we will be able to do so in a timely fashion or that we will not encounter other difficulties. Moreover, we cannot assure you that:

•	we will be able to gain access to sufficient sites for 3G network expansion;

•	there will be sufficient demand for 3G services for us to deliver these services profitably;

•	our 3G services will be more popular among potential subscribers than those of our competitors;

•	we will not encounter unexpected technological difficulties in implementing the WCDMA technology; or

•	our 3G services will generate an acceptable or commercially viable rate of return.
     Any failure or delay in completing and expanding our 3G networks, any increase in the associated costs (including the costs and expenses that may be incurred as a result of the changes of our marketing and sales policies, including handsets subsidies, to meet the market demand), or any problem encountered in our operations of 3G business could hinder the recovery of our significant capital investment in the 3G business, which could in turn have a material adverse effect on our financial condition, results of operations and growth prospects. In addition, we expect that 3G services will compete with 2G services and fixed-line broadband as an industry trend in the future. Therefore, while we continue to promote our 3G business, we cannot assure you that our 2G business and fixed-line broadband will not be adversely affected by the industry-wide competition.
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
Interruptions to our networks and operating systems or to those with which we interconnect, including those caused by natural disaster and service maintenance and upgrades, may disrupt our services and operations and may result in customer dissatisfaction and materially adversely affect our financial condition, results of operations and growth prospects.
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
     Upon the completion of our merger with China Netcom, we took over China Netcom’s PHS services, which we did not operate before the merger. PHS is a telecommunications technology that allows an operator to offer wireless local access services with mobility within an area with the same area code. PHS business has experienced dramatic declines in recent years since its tariff advantage has been diminishing as a result of intense competition in the mobile service market in China. Further, in January 2009, the MIIT announced its decision to reallocate the radio spectrum on which we currently provide our PHS services to the TD-SCDMA technology which China Mobile uses to provide its 3G services. The MIIT requested that current wireless access systems operating on 1900-1920 MHz spectrum be cleared and removed by the end of 2011. As we expected that we would experience a significant decline in revenue and profitability for our PHS business in 2009 and onwards, and that our PHS business would deteriorate significantly and discontinuing the PHS services may result in a substantial loss of our investment in this area, we recognized an impairment loss on the PHS-related assets of approximately RMB11.8 billion for the year ended December 31, 2008, leaving the carrying value of PHS-related assets of approximately RMB1.52 billion as of December 31, 2008.
     We have been utilizing our full-service operations platform to provide substitute or supplemental telecommunications services to our existing PHS users together with favorable measures. However, we cannot assure you that we will be able to achieve a smooth discontinuation of PHS services within the specified time frame or effectively retain our PHS subscribers to use our other telecommunications services. As a result, our financial condition and results of operations may be adversely affected.
If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially adversely affected.
     We continue to have a significant level of capital expenditure and debt service requirements necessary to implement our business strategies. We plan to spend approximately RMB73.5 billion for capital expenditure in 2010. To the extent these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our wholly-owned subsidiary, CUCL, recently completed the issue of the first tranche of commercial paper for the year 2010 in an amount of RMB15 billion on April 1, 2010, with a maturity period of 365 days and at an interest rate of 2.64% per annum. CUCL also completed the issue of the first tranche of promissory note for the year 2010 in an amount of RMB3 billion on April 2, 2010, with a maturity period of three years and at an interest rate of 3.73% per annum. We cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:
•	our financial condition and results of operations;

•	our creditworthiness and relationship with lenders;

•	changes in credit policies, other government or banking policies that may affect credit markets in China;

•	conditions of the economy and the telecommunications industry in China;

•	conditions in relevant financial markets in China and elsewhere in the world; and

•	our ability to obtain any required government approvals for our financings.
We may experience further declines in ARPU for our telecommunications services.
     We have been experiencing declining ARPU for our 2G mobile services and fixed-lined business in recent years, mainly due to (i) the pricing competition with other telecommunications operators in China and downward adjustments on some of the telecommunications tariffs by the PRC Government (which may continue in the future); and (ii) the fact that a significant portion of our incremental market consists of users from rural areas in China, many of whom are more cost-sensitive than users from urban areas. Our current mobile services and fixed lined services may continue to experience declining ARPU in the foreseeable future, which could have a material adverse effect on our financial condition and results of operations. Although we have been making efforts to mitigate those effects by allocating more resources to diversify our service offerings, particularly the value-added services, to encourage more usage of our services and developing our high-end customers, we cannot assure you that these efforts will be able to achieve the anticipated results.
If the economy of China slows down under the recent global financial crisis or as a result of subdued global recovery, our financial condition, results of operations and growth prospects may be materially adversely affected.
     In late 2008, a global financial crisis swept the global economy and affected a number of countries, including China, to different extents. In response, the PRC Government adopted a series of measures to maintain the growth of the economy. More recently, significantly increased volatility and risk-aversion in the global financial markets in the second quarter of 2010 reportedly reflect concerns that the global economic recovery may be subdued or falter, including as a result of high government debt levels in certain European economies, the withdrawal of government stimulus programs in major economies and measures in China aimed at restraining the rate of growth of domestic property prices. If these concerns are correct or if other events adversely affect the global economy, the global economy, including the Chinese economy, may experience an extended period of slower growth. If China’s economic growth slows down, our subscribers’ usage of our services may decrease, our loss of subscribers may accelerate and we may experience increased difficulties in acquiring new subscribers. In addition, one of our significant investments is in a company located in Europe and is also denominated in Euro and, therefore, slower economic growth in Europe and a depreciation of Euro against Renminbi (our functional currency) may adversely affect the value of that investment. Furthermore, although the recent global financial crisis has affected the financial industry in China to a lesser extent than that in certain other countries, if the Chinese financial industry becomes further adversely affected, our ability to obtain financing may be constrained. All of these factors may materially adversely affect our financial condition, results of operations and growth prospects.
Our controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of us or our other shareholders and may fail to provide services and facilities that we rely on to operate our business.
     Unicom Group indirectly controlled an aggregate of 71.02% of our issued share capital as of May 31, 2010 and all of our executive directors also serve as directors or executive officers of Unicom Group. As our controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.
     In addition, our operations depend on a number of services and facilities provided by Unicom Group. For example, following our acquisition of the fixed-line business in 21 provinces in southern China in January 2009, we began leasing fixed-line networks from Unicom Group for our fixed-line business operations in those provinces. Unicom Group also provides us with international gateway services, interconnection services, sales agency and collection services and provision of premises. See “B. Related Party Transactions” under Item 7 and “A. History and Development of the Company” under Item 4. The interests of Unicom Group as provider of these services and facilities may conflict with our interests. Failure by Unicom Group to fulfill its obligations under any of these arrangements may have a material adverse effect on our business operations. We currently have limited alternative sources of supply for these services and facilities and, as a result, may have limited ability to negotiate with Unicom Group regarding the terms for providing these services and facilities. Changes in the availability, pricing or quality of these services or facilities may have a material adverse effect on our business and profitability.
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
     As of December 31, 2009, our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2009 was effective. PricewaterhouseCoopers, an independent registered public accounting firm, expressed unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2009. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially adversely affect the market prices of our shares and ADSs.
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
The PRC National Audit Office and other governmental or third parties may audit or investigate our ultimate controlling shareholder (including certain of its management personnel) and us from time to time. The outcome of these governmental or third-party investigations may materially adversely affect our corporate image, the reputation and credibility of our management, our business and financial condition and the prices of our shares and ADSs.
     The PRC National Audit Office, or the NAO, from time to time performs audits on state-owned companies, such as Unicom Group, our ultimate controlling shareholder (including certain of its management personnel). Beginning in September, 2009, the NAO performed a routine audit on the legal representatives of the former Unicom Group and the former Netcom Group with respect to their economic responsibilities during their terms of office. As of the date of this annual report, the NAO has not completed its audit and has not informed Unicom Group or us of any audit conclusion. If, as a result of an NAO audit, material irregularities are found within Unicom Group or if Unicom Group becomes the target of any negative publicity, there could be a material adverse effect on our corporate image, the reputation and credibility of our management, our business and financial condition and the market prices of our shares and ADSs. In addition, we may be the subject of other governmental or third-party investigations or similar events that, depending on their outcome, could have a material adverse effect on our business and financial condition and the market prices of our shares and ADSs.
Risks Relating to the Telecommunications Industry in China
Government regulation of the telecommunications industry in China may affect our ability to respond to market conditions or competition, and may have a material adverse effect on our financial condition, results of operations and growth prospects.
     As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, which is the primary regulator of the telecommunications industry in China. The MIIT is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC Governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry. See “B. Business Overview—Regulatory and Related Matters” under Item 4. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our ability to respond to market conditions or to changes in our cost structure. Moreover, we operate our businesses pursuant to approvals granted by the State Council of the PRC, or the State Council, and under licenses granted by the MIIT. If these approvals or licenses were revoked or suspended, our business and operations would be materially adversely affected. In addition, we are subject to various regulatory requirements as to service quality, pricing and other actions, and failure to comply with such requirements may subject us to mandatory penalties or other punitive measures, any of which could have a material adverse effect on our financial condition, results of operations and growth prospects.
Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects.
     The PRC Government continues to regulate many aspects of the telecommunications industry in China. Potential changes in regulations and policies and their implementation could lead to significant changes in the overall industry environment and may have a material adverse effect on our financial condition, results of operations and growth prospects. As part of the comprehensive plan to restructure the telecommunications industry in China, the PRC Government has been adjusting and improving its regulatory oversight of the telecommunications industry, including further deregulating telecommunications tariffs.
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
     Tariffs are the prices we charge our customers for our telecommunications services. We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services, such as mobile services, local and long distance fixed-line telephone services, managed data services, leased line services and interconnection agreements. We have experienced significant downward adjustments on tariffs of telecommunications services in recent years and our revenues have been adversely affected by reductions in tariffs promulgated by the PRC Government, such as the reduction of charges for roaming services mandated by the MIIT and the National Development and Reform Commission of the PRC, or the NDRC, in February 2008.
     We cannot predict with accuracy the timing, likelihood or magnitude of tariff adjustments by the PRC Government or the extent or potential impact on our business of future tariff adjustments. If the PRC Government substantially lowers the tariffs for our services, our business and our financial condition, results of operations and growth prospects may be adversely affected. In particular, monthly fees on fixed-line services have recently drawn attention from customers and the PRC Government. Revenues from some of our customers have decreased as a result of discounts on monthly fees that we offered through bundled service packages. Our revenues will be adversely affected if the PRC Government abolishes such monthly fees. In addition, the PRC Government is in the process of initiating detailed policies following the industry restructuring in 2008, including those that allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers and those relating to the convergence of telecommunications, Internet and television broadcast networks. The potential new regulatory policies and regulations may materially adversely affect our financial condition, results of operations and growth prospects.
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
     While specific universal services obligations are not yet clear, we believe that such services may include mandatory provision of basic telecommunications services in less economically developed areas in China and mandatory contribution by telecommunications service providers to a universal service fund. In addition, as part of the transitional measures prior to the formalization of a universal service obligation framework, the MIIT has required major telecommunications service providers in China, including Unicom Group, to participate in a project to provide telephone services in thousands of remote villages in China. See “B. Business Overview—Regulatory and Related Matters—Universal Services” under Item 4.
     We cannot predict whether the PRC Government will specifically require us to undertake universal service obligations in the future. To the extent we are required to do so, it is currently uncertain whether we will be adequately or timely compensated by the PRC Government or by the universal service fund. We cannot assure you that we will be able to realize an adequate return on investments for expanding networks to, and providing telecommunications services in, less economically developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs. We also cannot predict whether we will be required to make a contribution to the universal service fund. Any of these events may adversely affect our financial condition and results of operations.
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
     Substantially all of our business operations are conducted in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including with respect to the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors. The PRC Government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be materially adversely affected by government control over capital investments. In addition, increased levels of inflation or increased pressure for higher social average wages in China may prompt us, or the PRC Government to request us, to increase wages for our employees, which may materially adversely affect our financial condition and results of operations.
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

     Substantially all of our revenues and costs and expenses are denominated in Renminbi, while a portion of our borrowings, equipment purchases and other capital expenditures are denominated in foreign currencies. On July 21, 2005, the PRC Government changed its decade-old policy to permit Renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies determined by the People’s Bank of China, or the PBOC. On May 19, 2007, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market. With the increased floating range of the Renminbi’s value against foreign currencies, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float. Increased fluctuations of the Renminbi could adversely affect the value in foreign currency terms of cash flow generated from our operations or any dividends payable on our shares and ADSs, and therefore the price of our shares and ADSs. Any future Renminbi devaluations could also increase our equipment importation costs or lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities, thereby adversely affecting our profitability.
Uncertainties in the PRC legal system could limit the legal protections available to us and to foreign investors and materially adversely affect our financial condition, results of operations and growth prospects.
     Our wholly-owned operating subsidiary, CUCL, is organized under the laws of PRC and is generally subject to laws and regulations applicable to foreign-invested enterprises in China. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. Since 1979, the PRC Government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, property, taxation and trade. However, because these laws and regulations are relatively new, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws and regulations involves uncertainties, which may limit the remedies available to you as an investor and to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Therefore, the protection provided by the PRC legal system may not be the same as the legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, regulations and rules in China that are related to our business operations, in particular, those in respect of telecommunications and enterprise income tax, may also materially and adversely affect our financial condition, results of operations and growth prospects.
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

New provisions of the PRC Employment Contract Law and its implementation rules may substantially increase our labor-related costs in the future.
     A new labor contract law in China, which we refer to as the Employment Contract Law, became effective on January 1, 2008, and its implementation rules became effective on September 18, 2008. The Employment Contract Law and its implementation rules contain a number of provisions that are more favorable to employees than the prior labor laws and regulations in China. For example, an employee may terminate the employment contract without notice if his or her employer fails to pay regulatory social insurance contributions for the employee, or the employer has a workplace policy that violates PRC law and causes harm to the employee. In such case, the employee is entitled to compensation by the employer in an amount equal to his or her average monthly salary for the prior twelve months times the number of years the employee has served the employer. An employer is also obligated to compensate an employee if the employer decides not to renew an existing employment contract, unless the employee refuses the employer’s offer to renew the expiring employment contract with the same or better terms. In addition, an employer is obligated to provide an open-ended employment contract after an employee has completed two consecutive terms of fixed-term employment, under which the employer will be liable to pay damages to an employee if the employer terminates the employment without cause, until the employee reaches an age at which he or she is eligible for pension payment. As a result of the implementation of the new Employment Contract Law and its implementation rules, we may have greater difficulty terminating under-performing employees and may incur higher levels of labor costs in order to comply with the provisions of the new law and its rules, which may adversely affect our business, financial condition and operating results.
Natural disasters and health hazards in China may severely disrupt our business and operations and may severely restrict the level of economic activities in affected areas which in turn may have a material adverse effect on our financial condition and results of operations.
     In 2008, we experienced severe sleet and snowstorms in southern China and a devastating earthquake in Sichuan province. Those natural disasters resulted in significant and extensive damage to our base stations and network equipment. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past several years and, more recently in 2009, the outbreak of influenza A (H1N1). We are also unable to predict the effect, if any, that any other future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.
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

A. History and Development of the Company
     We were incorporated under the laws of Hong Kong on February 8, 2000 under the Companies Ordinance as a company limited by shares under the name “China Unicom Limited.” In connection with the telecommunications industry restructuring initiated by the MIIT, the NDRC and the Ministry of Finance of the PRC in 2008 as discussed below, we merged with China Netcom and changed our name to “China Unicom (Hong Kong) Limited” with effect from October 15, 2008. Following our merger with China Netcom, we became an operator providing a full range of telecommunications services, including mobile and fixed-line services, in China.
     Our registered office and principal executive offices are located at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (telephone number: 852-2126-2018).
Restructurings of the Telecommunications Industry
     Since 1993, the PRC Government has implemented a number of measures to restructure and introduce competition in the telecommunications industry. Prior to July 1994, China Telecom was the sole provider of telecommunications services in China. In July 1994, Unicom Group was established in accordance with the State Council’s approval to introduce orderly competition in the telecommunications industry. Since then, the PRC Government has approved Jitong Network Communications Company Limited, or Jitong, and China Netcom Corporation Ltd., or CNCL, to provide Internet protocol, or IP, telephony, Internet and data services. It has also approved China Tietong to provide most telecommunications services other than mobile services.
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

     Furthermore, we adopted a special purpose share option scheme, pursuant to which we have granted new Unicom options to the holders of China Netcom options in consideration for the cancellation of their outstanding Netcom options (whether vested or not). The number of Unicom options granted and the exercise price of such options were determined in accordance with a formula which ensures that the value of the Unicom options received by a holder of Netcom options is equivalent to the value determined by deducting the exercise price of the relevant Netcom option from the value of HK$27.87 per Netcom share. See “E. Share Ownership—Stock Incentive Schemes—Special Purpose Share Option Scheme” under Item 6 for further details.
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
     In September 2004, we acquired from Unicom Group of 100% of the equity interest in Unicom International, a limited liability company established in Hong Kong and engaged in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services. Unicom International’s wholly-owned U.S. subsidiary, China Unicom USA Corporation, is engaged in the wholesale business of voice traffic between the United States and PRC. In August 2009, the name of China Unicom USA Corporation changed into China Unicom (Americas) Operations Limited upon the completion of its merger with China Netcom (USA) Operations Limited, a subsidiary of China Netcom.
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
     The total consideration for the above acquisitions is approximately RMB4.43 billion, payable in cash. Following the completion of these acquisitions, the coverage of our fixed-line services expanded to all 31 provinces, autonomous regions and municipalities across China. We believe that these acquisitions will help integrate and optimize our business and resources and enhance our overall competitive position.
     In addition, in order to operate the fixed-line business in the 21 provinces in southern China, on December 16, 2008, CUCL entered into a network lease agreement with Unicom Group, Netcom Group and Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to lease on an exclusive basis the telecommunications networks in those provinces, which are held by Unicom New Horizon and are necessary for the operation of the fixed-line business in southern China. The lease became effective in January 2009 upon the completion of our acquisitions of the fixed-line business in southern China. This lease is for an initial term of two years effective from January 2009 and is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among other things, the prevailing market conditions in southern China. The annual lease fee payable by CUCL for the years ending December 31, 2009 and 2010 is RMB2.0 billion and RMB2.2 billion, respectively. In connection with the lease, Unicom New Horizon also granted CUCL an option, but not an obligation, to purchase the telecommunications networks leased in southern China. The purchase option may be exercised, at the discretion of CUCL, at any time during the term of the lease. No premium has been paid or will be payable by CUCL for such purchase option. In the event that CUCL elects to exercise this purchase option, the parties will discuss and negotiate the purchase price with reference to the appraised value of the telecommunications networks in southern China, which is to be determined in accordance with applicable laws of Hong Kong and the PRC, after taking into account the prevailing market conditions and other factors. Under the network lease agreement, CUCL is responsible for the ongoing cost and expenses incurred in respect of the maintenance and management which may arise from the use of the leased telecommunications networks in southern China. See “B. Related Party Transactions—Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 7.
Mutual Investment with Telefónica
     On September 6, 2009, we entered into a share subscription agreement with Telefónica, one of our shareholders, to strengthen our cooperation. Pursuant to this agreement, we and Telefónica agreed to make a mutual investment in the amount of the equivalent of US$1 billion in each other through acquisitions of shares in the other party. On October 21, 2009, we and Telefónica completed such mutual investments which were implemented by way of the subscription by Telefónica of 693,912,264 new ordinary shares in the capital of our company at a price of HK$11.17 each and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica at a price of EUR17.24 each to us. In addition, on September 6, 2009, we entered into a strategic alliance agreement with Telefónica, pursuant to which Telefónica and we agreed to establish a strategic alliance to strengthen the business of each party by cooperation based on our respective networks, business model and experience.
Share Repurchase from SK Telecom
     On September 25, 2009, we received a conditional irrevocable offer from SK Telecom Co., Ltd. for sale, and we repurchased from SK Telecom by way of an off-market share repurchase of 899,745,075 shares, which comprised all of our shares previously owned by SK Telecom. The consideration for this share repurchase was approximately HK$9.99 billion, HK$11.105 for each share repurchased, and was paid in cash. The share repurchase was completed on November 5, 2009 and the 899,745,075 repurchased shares were subsequently cancelled by our company.
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
     In connection with the restructuring of Unicom Group and the acquisitions of Unicom New Century, Unicom New World and Unicom International, we entered into a number of agreements with Unicom Group pursuant to the two-step process described in “A. Development and History of the Company—Two-Step Voting Arrangements” below. These include arrangements for interconnection services between the telecommunications networks owned by us and Unicom Group and for the provision or sharing of telecommunications and ancillary services and facilities between us and Unicom Group. Unicom Group also retains its interests in its other subsidiaries that provide ancillary services to us, including the procurement of telecommunications equipment and the supply of SIM cards and calling cards. Our existing agreements with Unicom Group were entered into in August 2008. In addition, in connection with our merger with China Netcom, CUCL and Netcom Group entered into various framework agreements in August 2008 to record the principles governing, and the principal terms of, various arrangements including interconnection services and the provision and sharing of telecommunications and ancillary services and facilities between us and Netcom Group (whose rights and obligations under such framework agreements have been assumed by Unicom Group, which merged with, and absorbed, Netcom Group in January 2009). Furthermore, as a result of the merger between Unicom Group and Netcom Group, Unicom Group assumed all rights and obligations under certain existing agreements entered into between CNC China (which merged with, and was absorbed by, CUCL in January 2009) and Netcom Group relating to various arrangements, including interconnection services, settlements and the provisions and sharing of telecommunications and ancillary services and facilities between CNC China and Netcom Group. See “B. Related Party Transactions” under Item 7 for a detailed description of our agreements with Unicom Group.
     Set forth below is our shareholding structure and significant subsidiaries as of May 31, 2010.
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
Capital Expenditures and Divestitures
     See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous two years and those planned for 2010. We currently do not have any significant divestiture in progress.
B. Business Overview

General
     As a result of our merger with China Netcom in October 2008, we have become an integrated telecommunications operator in China providing mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services to our customers through our two business segments comprised of mobile services and fixed-line services. Following our acquisition of fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we have extended the coverage of all of our services nationwide. We, China Mobile and China Telecom are the three major telecommunications operators in China. See “—A. History and Development of the Company—Restructurings of the Telecommunications Industry.”
Mobile Business
     Our mobile business consists of GSM and 3G mobile business. Our mobile business revenue, subscribers and usage maintained steady growth in 2009. As of December 31, 2009, we had a total of 147.59 million mobile subscribers, representing a 10.7% increase from 133.37 million as of December 31, 2008. Revenue from our mobile business was RMB71.99 billion in 2009, of which, telecommunication service revenue of our mobile business increased by 8.6% from RMB64.24 billion in 2008 to RMB69.77 billion in 2009, accounted for 42.6% and 46.8% of our total telecommunication service revenues from continuing operations in 2008 and 2009, respectively (excluding fixed-line upfront connection fees of RMB0.49 billion and RMB0.89 billion in 2009 and 2008, respectively, and interconnection revenue of RMB0.99 billion between our certain fixed-line business and the discontinued operations of CDMA business in 2008).
     The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for
	the year ended December 31,
	2007	2008	2009(1)
Number of subscribers (in thousands)	120,564	133,365	147,587
Estimated market share in our service areas(2)	22.0%	20.8%	19.7%
Average minutes of usage per subscriber per month (MOU)(3)	249.7	246.4	253.1
Average revenue per subscriber per month (ARPU) (in RMB)(4)	45.7	42.3	41.6

(1)	Including our 3G business which we launched on a trial basis in May 2009 and began operating on a commercial basis in October 2009.

(2)	Market share in a given area is determined by dividing the number of our mobile subscribers in the area by the total number of mobile subscribers in the area. Source: MIIT.

(3)	MOU is calculated by dividing the total minutes of usage during the period by the average number of our mobile subscribers during the period, and dividing the result by the number of months in the relevant period.

(4)	ARPU is calculated by dividing the sum of mobile business revenue during the relevant period by the average number of our mobile subscribers during the period, and dividing the result by the number of months in the period.
GSM Mobile Business
     Our GSM mobile business primarily consists of GSM voice business and value-added business.
GSM Voice Business
     Our mobile voice business enables our subscribers to make and receive phone calls with a mobile handset at any point within the coverage area of our mobile telecommunications networks. Our mobile voice business includes local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming.
     Subscriber Increase. Our total number of GSM mobile subscribers increased by 8.6% from 133.37 million as of December 31, 2008 to 144.85 million as of December 31, 2009. We believe that this growth was attributable to a number of factors, including, among others, (i) the continued growth of the Chinese mobile telecommunications market, driven by domestic economic growth and reduction in the cost of mobile handsets and services, and (ii) our sales and marketing efforts in retaining existing subscribers and expanding our subscriber base, including through service bundling. The increase of our GSM mobile subscribers, together with the decreasing effective tariffs, also resulted in an increase of the total voice usage of our GSM mobile services by 12.3% from 376.67 billion minutes in 2008 to 423.05 billion minutes in 2009.
     MOU and ARPU. With respect to our GSM mobile business, MOU increased by 2.3% from 246.4 minutes in 2008 to 252.0 minutes in 2009, and ARPU decreased by 2.6% from RMB42.3 in 2008 to RMB41.2 in 2009. The increase in our MOU is mainly attributed to the decreasing effective tariffs. The decrease in ARPU was primarily attributable to (i) our generally decreased effective tariffs, which were caused by the further intensified competition among the telecommunications operators in China and downward adjustments on tariffs by the PRC Government and (ii) the fact that a significant portion of our new users consists of users from rural areas, many of whom tend to have less usage of telecommunications services and to be more cost-sensitive than users from urban areas.
GSM Value-Added Services
     We offer a broad range of GSM value-added services nationwide, including SMS, “Cool Ringtone” (a personalized ring-back tone service), general packet radio service, or GPRS, and other wireless information services. Our value-added services continued to grow and the contribution to our revenue from mobile services continued to increase in 2009. In particular, a total of 76.45 billion SMSs were transmitted by our GSM mobile subscribers in 2009, representing an increase of 0.2% compared to 2008. As of December 31, 2009, we had a total number of 49.22 million subscribers to our Cool Ringtone service, representing a net increase of 5.09 million, and the penetration rate increased from 33.1% at the end of 2008 to 34.0% at the end of 2009. In addition, as of December 31, 2009, we had a total number of 44.789 million GPRS subscribers, representing a net increase of 13.565 million from the end of 2008, up by 43.4% from 2008, and the penetration rate increased from 23.4% at the end of 2008 to 30.9% at the end of 2009.
3G Mobile Business
     In January 2009, our parent company, Unicom Group, received a 3G license to operate a 3G business based on the WCDMA technology nationwide in China and, with the approval of the MIIT, authorized our major wholly-owned subsidiary, CUCL, to operate this business. We launched our 3G operations on a trial basis in 55 cities in China under the brand “WO” in May 2009 and began commercial 3G operations in 285 cities in China on October 1, 2009. As of December 31, 2009, the number of cities covered by our 3G services increased to 335. For our 3G business, we implemented unified strategies with respect to brand, service, tariff, packaging, handset policies and customer care throughout China.
     In addition, beginning in October 2009, we partnered with Apple Inc. to sell iPhone handsets in China. We believe that our collaboration with Apple in selling iPhones is helpful in enhancing our 3G brand recognition, which in turn benefit our 3G business in China. Furthermore, to target 3G subscribers with demand of mobile Internet services, we actively promoted various 3G services, including mobile Internet, mobile music, mobile television, video handsets, mobile newspapers and 3G data card.
     As of December 31, 2009, the total number of our 3G subscribers reached 2.74 million and ARPU of 3G subscribers reached RMB141.7 in 2009.
Fixed-Line Business
     We are a leading fixed-line broadband and communications operator in northern China. Following our merger with China Netcom in October 2008, which previously provided mainly fixed-line services in 10 provinces in northern China, and our acquisition of the fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we offer a wide range of fixed-line services nationwide in China, including (i) fixed-line broadband services, (ii) traditional fixed-line services, which include fixed-line voice services and value-added services, and (iii) data communications and other services.
     In 2009, with decreased effective tariffs, downward adjustments of mobile roaming tariffs and the further implementation of the mobile “Calling-Party-Pays” policy and continuation of the mobile services substitution of fixed-line voice services, our traditional fixed-line business has been negatively impacted. By accelerating our implementation of an upgrade of our fixed-line broadband network with increased access speed, developing content and application services, we achieved continued growth in 2009 in fixed-line broadband and data communications business, which partially mitigated the decline in the fixed-line voice business. Excluding fixed-line upfront connection fees of RMB0.49 billion and RMB0.89 billion in 2009 and 2008, respectively, and interconnection revenue of RMB0.99 billion between our certain fixed-line business and the discontinued operations of CDMA business in 2008, our revenue from fixed-line business was RMB80.86 billion in 2009, of which telecommunication service revenue from our fixed-line business decreased by 8.5% from RMB86.38 billion in 2008 to RMB79.06 billion in 2009, accounted for 57.2% and 53.0% of our total telecommunication service revenue from continuing operations in 2008 and 2009, respectively.
Fixed-Line Broadband Services and Data Communications Services
Fixed-Line Broadband Services
     Fixed-line broadband services are one of our emphases as part of our strategy to focus on high growth services. The growth in fixed-line broadband business has been driven by the increasing affordability and rising use of personal computers and other Internet access devices, gradual recognition by businesses of the importance of information and the proliferation of content and applications, such as online games and video-on-demand. We are a leading provider of fixed-line broadband services in our fixed-line northern service region and we seek to maintain this leading position by capitalizing on our extensive fixed-line network, large customer base, experienced sales force, established brand and strategy of multi-service bundling.
     In 2009, we further upgraded our broadband network and improved access speed. As of December 31, 2009, our fixed-line broadband subscribers increased by 28.2% to 38.55 million, of which, subscribers with 2M-and-above bandwidth accounted for 83.2% of all fixed-line broadband subscribers, representing an increase of 21.3 percentage points from the end of 2008. We also continued implementing our marketing strategy to offer integrated broadband content, applications, access and services. The total number of our subscribers of broadband content and applications reached 8.16 million, accounting for 21.2% of all fixed-line broadband subscribers. Our broadband ARPU declined by 10.1% to RMB57.2 in 2009 mainly because (i) a significant portion of our new broadband subscribers consist of users from rural areas in China who tend to have limited usage of broadband services, and (ii) the general decreasing effective tariff resulted from intensified competition in fixed-line broadband business.
     The following table sets forth the information of our fixed-line broadband subscribers as of the dates indicated:

	As of December 31,
	2007	2008	2009

Number of fixed-line broadband subscribers (in thousands)	23,476	30,081	38,550

Data Communications Services
     We are a leading provider of data communications services in our fixed-line northern service region. We offer managed data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer leased line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators. We have established business cooperation relationships with more than 160 overseas operators to provide various international data communications products and services, such as international voice and data services. In 2009, we continued to use our post-merger domestic and international resources to meet the demands of domestic and international customers for data communications. We have also improved our capabilities to offer cross-border data communications and integrated information services.

Fixed-Line Voice Business
     Our fixed-line voice services consist of local voice, domestic long distance, international long distance, value-added, interconnection and PHS services. As domestic mobile operators launched service packages at competitive prices, mobile roaming tariffs were lowered, the migration of voice usage from fixed-line to mobile continued. The number of our fixed-line subscribers (including PHS subscribers) decreased by 6.2% to 102.82 million at the end of 2009. The following table sets forth the information of our fixed-line subscribers as of the dates indicated:

	As of December 31,
	2007	2008	2009
	(in thousands)
Number of fixed-line subscribers(1)
Residential Residential	69,337	63,824	61,733
Business	13,295	13,586	14,238
PHS	28,639	23,979	18,742
Public telephones	8,539	8,181	8,109

Total	119,810	109,570	102,822

(1)	Fixed-line subscribers consist of all local access lines in service as well as PHS subscribers. We calculate PHS subscribers based on the number of active telephone numbers for our PHS services. In cases where a PHS subscriber uses the same telephone number as an access line in service, the designation as a PHS subscriber or access line in service depends on which service is first activated. We increase our total number of fixed-line subscribers as soon as practicable after activation of the service. We remove a fixed-line subscriber from the total number of fixed-line subscribers as soon as practicable after the fixed-line subscriber deactivates the service voluntarily or three months after the date on which the fixed-line subscriber’s bill becomes overdue.
     We have in the past selectively built wireless local access networks based on PHS technology to offer PHS services as a supplement to our fixed-line services. Although PHS services were once popular among subscribers due to its tariff advantage, beginning in 2006, such advantage diminished as mobile operators continued to launch more aggressive tariff packages. As a result, our PHS subscribers significantly decreased over the past few years. In addition, a policy was issued by the PRC Government in January, 2009, requiring the current wireless access systems operating on the spectrum used by PHS services to be cleared and removed from such spectrum within three years. See “D. Risk Factors—Risks Relating to Our Businesses — If we fail to achieve a smooth discontinuation of PHS services or retain our PHS subscribers to use our other telecommunications services, our financial condition and results of operations may be adversely affected. ” under Item 3.
Local Voice Services
     As a result of mobile substitution, our fixed-line local voice traffic has continued to decrease in recent years. As fixed-line broadband business further develops, our Internet dial-up usage has also continued to decrease. The following table sets forth information regarding usage of our local voice services for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
Usage of local calls (pulse in millions)(1)
Total usage	220,180	206,632	188,116
Internet dial-up usage	3,696	2,960	2,577
Total usage excluding Internet dial-up usage	216,484	203,672	185,539

(1)	Pulses are the billing units for calculating local telephone usage fees.
Long Distance Voice Services
     We offer traditional long distance services and VoIP long distance services. In recent years, due to the general decline of our fixed-line business and competition from software applications that allow users to make long distance calls over the Internet, our long distance business has been adversely affected.
     The following table shows the total minutes of domestic long distance calls carried through our long distance networks for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
Total minutes of domestic long distance calls (minutes in millions)(1)
Traditional	25,241	25,771	21,261
VoIP	17,181	14,643	11,698

Total	42,422	40,414	32,959

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our long distance networks.
     The following table sets forth certain information related to the usage of our international long distance services for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
International long distance outbound call minutes (minutes in millions)(1)(2)
Traditional	236	236	221
VoIP	551	456	403

Total	787	692	624

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our international long distance networks.

(2)	Includes long distance outbound calls made to Hong Kong, Macau and Taiwan.
Fixed-Line Value-Added Services
     In addition to fixed-line telephone voice services, we offer a wide range of value-added services on our fixed-line networks. Our value-added services generate additional usage on our networks and increase our average revenues per fixed-line subscriber. Our major fixed-line value-added services include “Personalized Ring” and caller identification services. “Personalized Ring” services enable our fixed-line subscribers to personalize the ring-back tone for incoming calls. As the number of our fixed-line subscribers continued to decrease in the past few years, the number of customers using our fixed-line value added services also decreased correspondingly. As of December 31, 2009, the number of our “Personalized Ring” subscribers reached 26.63 million, representing a decrease of approximately 11.5% from the end of 2008. The penetration rate of caller identification services amounted to 71.4%, decreasing by 1.2 percentage point over that of 2008.
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
     For additional information about our domestic and international interconnection arrangements, see “B. Business Overview—Regulatory and Related Matters” under Item 4 and “B. Related Party Transactions” under Item 7.
Roaming
     We provide roaming services, which allow our subscribers to access our mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements. As of April 30, 2010, we had roaming arrangements for (i) GSM international voice and SMS services with 393 operators in 220 countries and regions, (ii) GPRS international inbound data services with 225 operators in 140 countries and regions and for international GPRS outbound data services with 210 operators in 122 countries and regions, and (iii) 3G services with 137 WCDMA operators in 74 countries and regions.
     A mobile subscriber using roaming services is charged at our roaming usage rate for both incoming and outgoing calls, plus applicable long distance tariffs. With respect to international roaming, we settle roaming charges with international operators in accordance with roaming agreements between Unicom Group and each of the international operators. See “B. Related Party Transactions—Our Roaming Arrangements” under Item 7 for further information regarding prior roaming arrangements between Unicom Group and us.
Networks
     We operate an advanced network system to support our integrated operations. The backbone of the system is a nationwide fiber optic transmission network, which serves as the common platform for our mobile, fixed-line telephone, broadband and data services. We generally utilize a centralized network planning and equipment selection process, which ensures uniform nationwide design and network compatibility. After our merger with China Netcom in October 2008, we have actively integrated our network resources to improve our network quality and capacity.
Mobile Networks
     Our mobile network generally consists of:
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

     We have deployed GSM and WCDMA mobile networks. Our GSM mobile network mainly operates at 900 MHz. We have also deployed GSM technology that operates at 1800 MHz in major metropolitan areas to supplement the capacity of our existing mobile network. We use 2x15 MHz of spectrum in the 900 frequency band for our GSM network in most of our service areas and 2x20 MHz for certain major cities in China. We use 2x15 MHz of spectrum in the 1900 frequency band for our WCDMA mobile network.
     As of the end of 2009, our GSM network switching capacity increased by 56.7% and the number of GSM base stations increased by 36.7% to approximately 285,000 from the end of 2008. The call-completion rate of our GSM service increased to 96.2% at the end of 2009 from 94.2% at the beginning of 2009 and the call-drop rate decreased to 0.41% at the end of 2009 from 0.52% at the beginning of 2009. We also completed the GPRS network upgrade and significantly improved the configuration of static packet data channels. We have devoted significant resources in developing our 3G networks and have established one of the biggest WCDMA networks in the world. As of the end of 2009, our 3G network covers 335 cities in China and the number of our 3G base stations reached approximately 107,000.
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
     We have integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. In addition, we have fully implemented the upgrade of broadband connection speed and our broadband network capacity was substantially enhanced. By the end of 2009, the number of our IP access ports increased by 38.3% from the end of 2008, of which the number of access ports with an access speed of 2M and over 2M accounts for 96.8%, representing an increase of 32.8 percentage points from the end of 2008, our international outbound bandwidth increased by 148% from the end of 2008, our interconnection bandwidth with China Telecom increased by 49.3% from 2008 and our backbone trunk bandwidth of IP network increased by 69.0% from the end of 2008.
Marketing, Sales and Distribution
     Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive services platform and nationwide sales and distribution network. We implement our marketing and sales strategies under a single unified brand “WO” and distribute our services through a variety of distribution channels, consisting of (i) self-owned channels, including sales outlets and direct sales forces, (ii) social channels, including cooperative sales outlets, and (iii) electronic distribution channels, such as an online e-store. In recent years, we have continued developing our self-owned sales channels and strengthening our control over social channels through flat management. In particular, for our 3G services, in addition to the full use of our own channels, we have also focused on using high-quality social channels, such as large brand name electronics retail chains and supermarkets in China, to achieve better sales results. Further, we continued promoting our nationwide e-sales system, which has effectively supplemented our traditional sales channels and improve our service quality.
Customer Service
     We implement unified service standards and processing procedures in all of our outlets, customer service centers, customer clubs and other customer service channels. Our customer services typically include service inquiry, billing inquiry, response to customer complaints and suggestions, service initiation and termination, payment reminder services, emergency and club membership services. Our customers can access our customer services by various means, including a nationwide hotline number “10010”, faxes, e-mails and SMSs. In 2009, we focused on developing customer service with respect to 3G services and promoted tailor-made customer services for our 3G subscribers. We have also established over 300 “WO” brand stores to enhance our customers’ experience.
Information Systems
     We have established comprehensive information systems in each province, autonomous region and municipality to support our business and management. For business support, we have established core systems composed of a customer relationship management system, a comprehensive billing and accounting system, a comprehensive settlement system and an operation analysis system to support services and marketing of our mobile and fixed-line businesses. For our management support, we have focused on developing a human resource management system and a financial management system to enhance the efficiency of our control and management over our resources. In 2009, we continued to implement system integration and system upgrade with a focus on 3G business related information systems.
Research and Development
     We focus on technology innovation in coordination with our various business departments in order to provide technical support to the development of our various businesses. Our research and development activities are focused primarily on 3G technologies and their further development, next generation Internet technologies and businesses, operational planning and development of value-added services. In addition, part of our research and development requirements is fulfilled by our parent company, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below. With respect to research and development for our broadband business, we mainly rely on Unicom Group’s National Laboratory of Next Generation Network in Broadband Application, which is China’s only national level engineering laboratory in the information and telecommunications industry, focusing on the research of next generation Internet IPv6, Triple-Play and 3G operating and supporting systems. We have applied for a number of patents and software copyrights in China.
Competition
     As a result of the telecommunications industry restructuring in 2008, the Chinese telecommunications market now has three key providers of basic telecommunications service—China Telecom, China Mobile and us—in addition to thousands of value-added service providers. We compete with China Mobile and China Telecom in virtually all aspects of our business, including mobile services, fixed-line voice services, broadband services and data communications services. We believe that the telecommunications industry restructuring in 2008 has provided an opportunity for us to integrate our various resources with those of China Netcom to create business synergies for the post-merger Unicom. However, we also believe that the restructuring may cause the competition in the telecommunications industry in China to be more intensified and complex in the future. See “D. Risk Factors—Risks Relating to Our Business—We face intense competition in all our businesses from other telecommunications service providers, including China Mobile and China Telecom, which may materially adversely affect our financial condition, results of operations and growth prospects.” under Item 3.
Strategic Alliances
     Strategic Alliance with Telefónica. On January 30, 2009, we entered into a strategic alliance framework agreement with Telefónica. Pursuant to the framework agreement, Telefónica and we agreed to share business experience and strengthen cooperation in the areas of mobile communications, broadband applications, international business, marketing and sales and telecommunications services to corporate clients. On September 6, 2009, we entered into a strategic alliance agreement with Telefónica, pursuant to which Telefónica and we agreed to establish a strategic alliance to strengthen the business of each party by cooperation based on our respective networks, business models and experience. On October 21, 2009, we and Telefónica completed a mutual investment in the amount of the equivalent of US$1 billion in each other, which was implemented by way of the subscription by Telefónica of 693,912,264 new shares in our Company and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica to us.
Trademarks

     We conduct our businesses under the Unicom name and logo. Unicom Group is the registered proprietor in China of the “Unicom” trademark in English and the trademark bearing the Unicom logo. Unicom Group is also the registered proprietor of the trademark of the word “Unicom” in Chinese (“”). Unicom Group has granted us the right to use these trademarks on a royalty-free basis with periodic renewals, and licensed us any trademark that it registers in China in the future which incorporates the word Unicom.
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
     The MIIT has established a Telecommunications Administration in each province, which is mainly responsible for overseeing the implementation of the MIIT’s policies and regulations and exercising regulatory authority delegated by the MIIT within that province.
     The NDRC, together with the MIIT, sets government fixed tariffs and government guidance tariffs for certain telecommunications services. See “— Tariff Setting and Price Controls” below. It also approves investment projects within the restricted sectors specified in an annually adjusted catalogue released by the State Council.
     The MIIT is in the process of drafting a telecommunications law that, once adopted by the National People’s Congress of the PRC, will become the basic telecommunications statute and provide the principal legal framework for telecommunications regulations in China. It is currently uncertain when the law will be adopted and become effective. See “D. Risk Factors—Risks Relating to the Telecommunications Industry in China—Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially adversely affect our financial condition, results of operations and growth prospects.” under Item 3.
Telecommunications Regulations
     On September 25, 2000, the PRC State Council promulgated the Telecommunications Regulations of the People’s Republic of China, which came into effect on the same date. All telecommunications activities and related activities within China are subject to the Telecommunications Regulations.
     According to the PRC Government, its administration and regulation of the Chinese telecommunications industry is based on the principles of the separation of governmental regulation from enterprise management, the elimination of monopolistic behavior, the encouragement of competition and the promotion of the development of the Chinese telecommunications industry, while also taking into account the principles of openness, equality and fairness. The Telecommunications Regulations regulate all major aspects of the telecommunications industry, including licensing, interconnection, tariffs, resources, services, security, facility construction and access to networks.
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
Spectrum and Network Number Resources
     The MIIT is responsible for the management of the wireless radio frequency spectrum and the allocation of frequencies within the spectrum. The frequency assigned to a telecommunications operator may not be leased or transferred without the MIIT’s approval. Standard fees for usage of the frequencies assigned to cellular telecommunications are charged to telecommunications operators: (i) for the nationwide GSM and CDMA network frequency, an annual rate of RMB17 million per MHz is charged for the 900MHz band and an annual rate of RMB15 million per MHz is charged for the 1800 MHz band; and (ii) for any local telecommunications network frequency, an annual rate of RMB1.7 million per MHz is charged for each province for the 900MHz band and an annual rate of RMB1.5 million per MHz is charged for each province for the 1800 MHz band.
     The MIIT is also responsible for the administration of China’s telecommunications network number resources. The telecommunications network number resources are owned by the State, which shall charge fees for the use of such resources. Application for the use of number resources by any telecommunications operator is subject to the approval of the MIIT or the relevant provincial telecommunications authority and the payment of certain usage fees. The measures also provide for the procedures for the application, usage and record keeping for the telecommunications operators’ use of number resources.
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
Mobile Business
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

	Post-paid Services	Pre-paid Services
	(RMB)	(RMB)
Basic monthly fee	45-50	0
Local usage charge (per minute)	0.36-0.40	0.54-0.6
Domestic roaming charge (per minute)	0.6 for caller	0.6 for caller
	0.4 for receiver	0.4 for receiver
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
Fixed-Line Voice Business
     For our local voice services, we charge a registration fee for initial installation that varies depending on whether the subscriber is a residential or a business customer, a fixed monthly fee, local call usage fees based on call duration and fees for certain value-added services. For our domestic long distance services, our revenues from domestic long distance services consist of charges based on the duration, time of day and day of the week a call is placed. In addition, we currently charge RMB 0.30 per minute in addition to a long distance fee for our VoIP domestic long distance services. For our international long distance services, our charges are subject to the maximum tariffs regulated by the MIIT.
     The following table sets forth our current tariffs for (i) local voice services provided on our traditional and PHS network, (ii) domestic long distance telephone services using our traditional network and (iii) our international long distance telephone services using our traditional network:

Tariff
Local Voice Services	(RMB)
Monthly fee:
Residential subscribers in:
Provincial capitals	20.00 to 25.00
Other cities and counties	12.00 to 18.00
Rural areas	10.00 to 15.00
Business subscribers	25.00 to 35.00
Usage fee:
Intra-district	0.18 to 0.22 for the first two pulses (first three minutes or less) and 0.09 to 0.11 for each additional pulse (one minute intervals)
Inter-district	up to 0.30 per pulse (one minute intervals)

Communication fee:
Internet dial-up	0.02 per pulse (one minute intervals)

Domestic long distance services on our traditional network(1)	0.07 per six seconds
International long distance services on our traditional network(1):
To Hong Kong, Macau and Taiwan	0.20 per six seconds
To all international destinations	0.80 per six seconds

(1)	Subject to filing with the provincial telecommunications administrations, our provincial level headquarters may apply a 10% to 50% discount rate to calls made during off-peak hours.
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
     Frame relay services. The following tables set forth the monthly fees for frame relay services, which include monthly fees for port access and permanent virtual circuits, or PVCs(1):

	Monthly Fee
	64kbps	256kbps	512kbps	1Mbps
	(RMB)
Port access
Monthly fees	260	400	500	750
PVC
Intra-district	550	800	1,000	1,250
Inter-district	800	1,150	1,450	2,000
Domestic long distance	1,700	2,200	2,500	3,000

(1)	One-way tariff for PVCs frame relay services.
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
Interconnection Arrangements
     In October 2003, the former Ministry of Information Industry issued Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees, which superseded the Measures on the Settlement of Call Charges between Telecommunications Networks issued by the former Ministry of Information Industry in 2001. These regulations contain specific provisions regarding, among other things, revenue sharing methods and settlement mechanisms and interconnection agreements among telecommunications service providers. Since November 2005, the former Ministry of Information Industry (or the MIIT after March 2008) has issued a number of administrative measures to adjust the settlement arrangement standards with respect to interconnection fees for certain network interconnections between telecommunications operators. In accordance with various administrative measures, Unicom Group has entered into agreements on interconnection with other telecommunications operators, including China Telecom and China Mobile.
     The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls:

Operator from Whose Network Calls	Operator at Whose Network Calls are	Current Main Settlement
are Originated	Terminated	Arrangement
Mobile operator	Local fixed-line operator	(1) Mobile operator collects the usage fees from its subscribers;
(2) Mobile operator pays RMB0.06 per minute to local fixed-line operator. For calls originated from “157” or “188” prefix phone numbers (TD users) during the period from January 1, 2010 to December 31, 2010, mobile operator (China Mobile) pays RMB0.012 per minute to fixed-line operator.

Local fixed-line operator	Mobile operator	(1) Local fixed-line operator collects the usage charge from its subscribers;
(2) No revenue sharing or settlement prior to June 1, 2010. Local fixed-line operator pays RMB0.001 per minute to mobile operator after June 1, 2010.

Operator from Whose Network Calls	Operator at Whose Network Calls are	Current Main Settlement
are Originated	Terminated	Arrangement

Mobile operator A	Mobile operator B	(1) Mobile operator A collects the cellular usage charge from its subscribers;
(2) Mobile operator A pays RMB0.06 per minute to mobile operator B. For calls originated from “157” or “188” prefix phone numbers (TD users) during the period from January 1, 2010 to December 31, 2010, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B.

Local fixed-line operator A	Local fixed-line operator B	(1) Operator A collects the usage fees from its subscribers;
(2) In the case of Intra-district calls, operator A pays operator B 50% of the intra-district usage fees;
(3) (i) In the case of local inter-district calls from operator A using operator B’s local inter-district trunk circuit, operator A collects the usage charge from its subscribers and pay RMB0.06 per minute to operator B; (ii) In the case of local inter-district calls from operator A not using operator B’s local inter-district trunk circuit, operator A collects the usage charge from its subscribers and pays operator B 50% of the intra-district usage fees.
     The following table sets forth selected current major main interconnection revenue sharing and settlement arrangements for domestic long distance calls:

Operator at Whose Network Calls are	Operator at Whose Network Calls are	Current Main Settlement
Originated	Terminated	Arrangement
Local fixed-line or mobile operator A (through the long distance network of operator A)	Local fixed-line or mobile operator B	Operator A pays RMB0.06 per minute to operator B

Fixed-line or mobile operator A	Domestic long distance calls made without using the carrier identity code of operator B	(1) Operator A collects the tariff from the subscribers;
(2) If operator A is a fixed-line operator, operator A retains RMB0.06 per minute; if operator A is a mobile operator, operator A retains local usage fee and RMB0.06 per minute; and
(3) Operator A pays operator B the rest of the domestic long distance tariff.
Note: Domestic long distance calls shall be charged at the domestic long distance call tariff of operator B.

Local fixed-line or mobile operator A	Domestic long distance calls made by using the carrier identity code of operator B	(1) Operator B collects the tariff from the subscribers; and (2) Operator B pays operator A RMB0.06 per minute.
     The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for public switched telephone network international long distance calls, including calls originated from and terminated in Hong Kong, Macau and Taiwan:

Operator at Whose Network Calls are	Operator at Whose Network Calls are	Current Main Settlement
Originated	Terminated	Arrangement
Local fixed-line or mobile operator A	International long distance calls (including to Hong Kong, Macau and Taiwan) made without using the carrier identity code of operator B and directed by operator A from the originating network to operator B.	(1) Operator A collects the tariff from the subscribers;
(2) If operator A is a fixed-line operator, operator A retains no more than RMB0.54 per minute with the remaining paid to operator B;
(3) If operator A is a mobile operator, operator A retains local usage fees and no more than RMB0.54 per minute with the remaining paid to operator B.
Note: International long distance calls shall be charged at the international long distance call tariff of operator B.

Local fixed-line or mobile operator A	International long distance calls made by using the carrier identity code of operator B and through the domestic and international long distance networks of operator B.	(1) Operator B collects the tariff from the subscribers; and (2) Operator B pays operator A RMB0.06 per minute.
     The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for VoIP long distance calls:

Operator from Whose Network Calls	Operator at Whose Network Calls are	Current Main Settlement
are Originated	Terminated	Arrangement
Fixed-line or mobile operator A	Fixed-line or mobile operator B through the VoIP network of operator C	(1) Operator A collects local usage fees;
(2) Operator C collects the VoIP long distance usage fees from its subscribers;
(3) Operator C pays RMB0.06 per minute to operator B on the terminating end;
(4) No settlement between operator C and operator A on the originating end.
     The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for SMS:

Network from Which	Network at Which	Current Main Settlement
SMS Originated	SMS Terminated	Arrangement
Fixed-line or mobile operator A	Fixed-line or mobile operator B	(1) Operator A collects the tariff from its subscribers; (2) Operator A pays RMB0.03 (RMB0.05 prior to January 1, 2010) per SMS to Operator B
     The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for MMS:

Network from Which	Network at Which	Current Main Settlement
MMS Originated	MMS Terminated	Arrangement
Fixed-line or mobile operator A	Fixed-line or mobile operator B	(1) Operator A collects the tariff from its subscribers; (2) Operator A pays RMB0.10 (RMB0.15 prior to January 1, 2010) per MMS to Operator B
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
Quality of Service
     Under the Telecommunications Regulations, the MIIT and the relevant provincial telecommunications administrations are responsible for supervising and monitoring the quality of services provided by telecommunications operators in China. Under the Telecommunications Regulations, customers of telecommunications operators have the right to submit their complaints to the MIIT and the relevant provincial telecommunications administrations or other relevant government authorities. In addition, the MIIT, together with other governmental authorities, has taken measures to prompt telecommunications operators to screen indecent contents carried through their networks.
Universal Services
     Telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government, and the MIIT has the authority to delineate the scope of its universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with the finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, and we expect to perform our duties thereunder accordingly.
     The MIIT has required major Chinese telecommunications service providers, including Unicom Group and former Netcom Group, to participate in a project to provide telecommunications services in a number of remote villages in certain designated provinces in China as transitional measures prior to the formalization of a universal service obligation framework. In participating in this project, Unicom Group has undertaken the universal service obligation to extend telecommunications service coverage to all administrative-level villages primarily through its transmission networks. Currently, with our assistance, Unicom Group is further extending telecommunications service coverage to natural villages in remote areas in China as designated by the MIIT. We have been assisting Unicom Group in providing mobile telecommunications services to these remote villages and are responsible for the operation and maintenance of the relevant network facilities in our service areas. See “D. Risk Factors—Risks Relating to the Telecommunications Industry in China—The PRC Government may require us, along with other telecommunications service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.” under Item 3.
Convergence Policy of Telecom, Broadcasting and Internet Networks
     In January 2010, the PRC government announced its decision to accelerate the advancement of convergence of television broadcast, telecommunications and Internet access networks to realize interconnection and resource sharing among the three networks and further develop the provision of voice, data, television and other services. Specifically, the three-network convergence policy will be initially carried out on a trial basis in selective geographic locations during the period from 2010 to 2012 and further implemented across-the-board in the following three years. The PRC government may amend relevant policies or promulgate new regulations corresponding to the implementation of the three-network convergence policy in the future.
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
C. Organizational Structure
     We are incorporated in Hong Kong and as of May 31, 2010, we were 41.27% owned by Unicom BVI, which was 17.90% owned by Unicom Group and 82.10% owned by the A Share Company, which in turn was 61.05% owned by Unicom Group, 29.74% owned by Netcom BVI, which in turn was 100% owned by Unicom Group, 20.62% owned by public shareholders and 8.37% owned by Telefónica. See “A. History and Development of the Company” above. Set forth below are details of our directly wholly owned subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
China Netcom Group Corporation (Hong Kong) Limited	Hong Kong	100%
China Unicom (Hong Kong) Operations Limited	Hong Kong	100%
China Unicom (Americas) Operations Limited	United States	100%
China Unicom (Singapore) Operations Pte. Ltd.	Singapore	100%
China Unicom (Europe) Operations Limited	United Kingdom	100%
China Unicom (Japan) Operations Corporation	Japan	100%
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
Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies, Merger with China Netcom, Acquisitions of Unicom Guizhou and Design Institute, and Disposal of CDMA Business and Fixed-Line Business and Assets in Shanghai and Guangdong
     We completed (i) acquisitions of fixed-line business in 21 provinces in southern China, the local access telephone business in Tianjin Municipality, three subsidiaries (together referred to as the “Target Business”) and certain other telecommunication assets from Unicom Group and Netcom Group (which was later merged with Unicom Group in January 2009) in January 2009 and (ii) a merger with China Netcom in October 2008. See “A. History and Development of the Company—Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” and “A. History and Development of the Company—Sale of CDMA Business, Merger with China Netcom and Related Transactions—Merger with China Netcom and Related Transactions” under Item 4, respectively. Because we and the Target Business were under common control of Unicom Group, both prior to and after the acquisitions, and we and China Netcom were under the common control of the PRC Government both prior to and after the merger, each of the acquisitions and the merger is considered as a business combination of entities and businesses under common control, and has been accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations”, or AG 5, issued by the HKICPA in November 2005. In addition, we completed an acquisition of assets and business of the Guizhou Province branch of Unicom Group, or Unicom Guizhou, from Unicom Group in December 2007 and prior to its merger with us, China Netcom completed an acquisition of the entire equity interest of Beijing Planning and Design Institute, or Design Institute, a wholly-owned subsidiary of Netcom Group, in December 2007. Because we and Unicom Guizhou were under the common control of Unicom Group both prior to and after our acquisition of Unicom Guizhou and China Netcom and Design Institute were under the common control of Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009) both prior to and after China Netcom’s acquisition of Design Institute, both acquisitions have been accounted for using merger accounting in accordance with AG5 issued by the HKICPA. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. The acquired assets and liabilities mentioned above in this paragraph are stated at historical cost, and are included in the consolidated financial statements included in this annual report on Form 20-F as if these entities and their businesses acquired had always been part of our company during all the periods presented. Accordingly, the 2007 and 2008 comparative figures in the consolidated financial information included in this Form 20-F have been restated to reflect the financial position, results of operations and cash flows of these acquired businesses.
     We completed the disposal of our CDMA business in October 2008. See “A. History and Development of the Company—Sale of CDMA Business, Merger with China Netcom and Related Transactions—Disposal of CDMA Business and Related Transactions” under Item 4. In accordance with IFRS/HKFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, we recognized the CDMA business as discontinued operations and the CDMA business is presented separately as discontinued operations in our audited consolidated statements of income and statements of cash flows for the years ended December 31, 2007 and 2008.

     Prior to our merger with China Netcom, China Netcom completed the disposal of the fixed-line telecommunications and related services in its Guangdong and Shanghai branches in February 2007. See “A. History and Development of the Company—History and Corporate Development of China Netcom” under Item 4. After considering that we reacquired the fixed-line business in Guangdong and Shanghai branches in January 2009, we did not present the fixed-line business in Guangdong and Shanghai branches as discontinued operations and derecognized the gain on disposal previously recorded in our 2007 consolidated financial statements.
     Overview
     As a result of our merger with China Netcom in October 2008, we have become an integrated telecommunications operator in China providing mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services to our customers through our two operating segments comprised of mobile services and fixed-line services. Following our acquisition of fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we have extended the coverage of all of our services nationwide. We, China Mobile and China Telecom are the three major telecommunications operators in China. See “A. History and Development of the Company—Restructurings of the Telecommunications Industry” under Item 4.
     The table below sets forth revenues from our major businesses and their respective percentage of our total revenue from continuing operations in 2007, 2008 and 2009 (excluding (i) fixed-line upfront connection fees of RMB1,517 million in 2007, RMB886 million in 2008 and RMB490 million in 2009 and (ii) interconnection revenue of RMB1.00 billion and RMB0.99 billion between certain fixed-line business and the discontinued operations of CDMA business in 2007 and 2008, respectively).

	For the Year Ended December 31,
	2007		2008		2009
	RMB in	As % of	RMB in	As % of	RMB in	As % of
	millions	Total	millions	Total	millions	Total
Continuing Operations
Total revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business)(1)	157,426	100.0	157,914	100.0	153,455	100.0
Total telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business)	151,235	96.1	150,953	95.6	149,103	97.2
Include: Mobile business	62,236	39.5	64,240	40.7	69,769	45.5
Fixed-line business	88,579	56.3	86,376	54.7	79,059	51.5
Out of which:
Broadband service	16,450	10.4	20,962	13.3	23,898	15.6
Information communication technology services and other revenue	5,197	3.3	5,062	3.2	2,189	1.4
Total sales of telecommunications products	994	0.6	1,899	1.2	2,163	1.4

(1)	Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. In addition, upon disposal of the CDMA business in 2008, interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business will not be recognized anymore. Therefore, we consider that analyses of our operating results excluding upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business are more relevant to the readers of this report.
     Our telecommunications service revenues from continuing operations primarily consist of the following:
•	usage fees and monthly fees for our mobile and fixed-line telephone services, which are recognized when we render the service to our customers;

•	revenue from the provision of value-added services, which is recognized when we render the services to our customers;

•	revenue from the provision of broadband and other Internet-related services, mainly consisting of Internet access services, and managed data services, which is recognized when we render the service to our customers;

•	revenue from telephone cards, which is service fees received from customers for telephone services, is recognized when we render the related service upon actual usage of the telephone cards by customers;

•	revenue from interconnection with other telecommunications operators for calls made from their networks to our networks. We recognize interconnection revenue when the relevant calls are made by subscribers;

•	revenue for offerings which include the sale of mobile handsets and provision of services, the amount of revenue allocated to the handset sale is determined using the residual value method. Under such method, we determine the revenue from the sale of the mobile handsets by deducting the fair value of the service element from the total contract consideration. We recognize revenues related to sale of a handset when the title is passed to the customer whereas service revenues are recognized based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income.

•	revenue from information communications technology services, are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provide can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, service revenue should be recognized only to the extent of reasonable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred, (ii) if it is probable that costs incurred will not be reasonable, costs should be recognized as current expenses immediately and service revenue should not be recognized; and

•	rental income from leases of customer-end equipment and transmission lines on our networks to business customers and other telecommunications carriers in China. We recognize leased line rental revenue on a straight-line basis over the relevant lease term.
     The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue from continuing operations in 2007, 2008 and 2009 (excluding (i) fixed-line upfront connection fees of RMB1,517 million in 2007, RMB886 million in 2008 and RMB490 million in 2009 and (ii) interconnection revenue of RMB1.00 billion and RMB0.99 billion between certain fixed-line business and the discontinued operations of CDMA business in 2007 and 2008, respectively).

	For the Year Ended December 31,
	2007		2008		2009
	RMB in		RMB in		RMB in
	millions	% of Total	millions	% of Total	millions	% of Total
Continuing Operations
Total revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business)(1)	157,426	100.0	157,914	100.0	153,455	100.0
Costs, expenses and others	131,856	83.8	150,139	95.1	141,668	92.3
Interconnection charges	12,198	7.7	13,038	8.3	12,955	8.4
Depreciation and amortization	47,625	30.2	47,961	30.4	47,587	31.0
Networks, operations and support expenses	17,877	11.4	18,736	11.9	21,728	14.2
Leasing fee for telecommunications networks in southern China	—	—	—	—	2,000	1.3
Employee benefit expenses	19,398	12.3	20,758	13.0	21,931	14.3
Selling and marketing	19,660	12.5	19,614	12.4	21,020	13.7
Cost in relation to information communication technology services	3,808	2.4	3,010	1.9	839	0.5
General, administrative and other expenses	11,776	7.5	12,968	8.2	12,175	7.9
Cost of telecommunications products sold	1,109	0.7	2,156	1.4	2,689	1.8
Finance costs, net of interest income	2,936	1.9	2,158	1.4	945	0.6
Impairment loss on property, plant and equipment	—	—	11,837	7.5	—	—
Realized loss on changes in fair value of derivative component of convertible bonds	569	0.4	—	—	—	—
Realized gains on changes in fair value of derivative financial instrument	—	—	—	—	(1,239)	(0.8)
Other income-net	(5,100)	(3.2)	(2,097)	(1.3)	(962)	(0.6)

(1)	Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. In addition, upon disposal of the CDMA business in 2008, interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business will no longer be recognized. Therefore, we consider that analyses of our operating results excluding upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business are more relevant to the readers of this report.
Our major costs and expenses include the following:
•	interconnection expenses, representing amounts paid to other operators for calls from our networks to their networks and for calls made by our subscribers roaming in their networks;

•	depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets;

•	networks, operations and support expenses, mainly relating to repair, maintenance and operations of our networks;

•	leasing fee for telecommunications networks in southern China;

•	employee benefit expenses, representing staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes, housing benefits and share-based compensation costs amortized over the vesting period of share options;

•	selling and marketing expenses, including commissions, promotion and advertising expenses, direct incremental costs for activating subscriber services and customer retention costs;

•	cost in relation to information communication technology services, primarily including cost of hardware sold ; and

•	general, administrative and other expenses, primarily including provision for doubtful debts, utilities, general office expenses and travel expenses.
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
     Sales of services and goods
•	Usage fees and monthly fees are recognized when the services are rendered;

•	Revenues from the provision of broadband and other Internet-related services and managed data services are recognized when the services are provided to customers;

•	Revenue from telephone cards, which represents service fees received from customers for telephone services, is recognized when the related service is rendered upon actual usage of the telephone cards by customers;

•	Lease income from leasing of lines and customer-end equipment are treated as operating leases with rental income recognized on a straight-line basis over the lease term;

•	Value-added services revenue, which mainly represents revenue from the provision of services such as SMSs, Cool Ringtone, personalized ring, caller number display and secretarial services to subscribers, is recognized when service is rendered;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognized when title has been passed to the buyers;

•	For offerings which include the sale of mobile handsets and provision of services, the amount of revenue allocated to the handset sale is determined using the residual value method. Under such method, we determine the revenue from the sale of the mobile handsets by deducting the fair value of the service element from the total contract consideration. We recognize revenues related to sale of a handset when the title is passed to the customer whereas service revenues are recognized based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income.

•	Revenue from information communications technology services are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided are recoverable, services revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and services revenue should not be recognized.
     Interest income
     Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.
     Dividend income
     Dividend income is recognized when the right to receive payment is established.
Deferred Revenue, Advances from Customers and Subscriber Points Reward Program
     Deferred revenue
     Deferred revenue mainly represents upfront non-refundable revenue, including upfront connection fees and installation fees of fixed-line business and receipts from the activation of SIM/USIM cards relating to our mobile businesses, which are deferred and recognized over the expected customer service period.
     Advances from customers
     Advances from customers are amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognized as revenues upon the rendering of services.
     Subscriber points reward program
     The fair value of providing telecommunications services and the subscriber points reward are allocated based on their relative fair values. The allocated portion of fair value for the subscriber points reward is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired. The fair value of deferred revenue is estimated based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date, and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.

Critical Accounting Estimates and Judgments
Recognition of Upfront Non-refundable Revenue and Direct Incremental Costs
     We defer and amortize upfront activation fees of SIM/USIM cards of the mobile business over the expected customer service period of 3 years (2007: approximately 3 years; 2008: approximately 3 years). The related direct incremental costs of acquiring and activating mobile subscribers, including costs of SIM/USIM cards and commissions, are also capitalized and amortized over the same expected customer service period of 3 years.
     We defer and amortize upfront customer connection and installation fees of the fixed-line business over the expected customer service period of 10 years (2007: approximately 10 years; 2008: approximately 10 years). The related direct incremental installation costs are deferred and amortized over the same expected customer service period of 10 years.
     We only capitalize costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statement of income immediately.
     We estimate the expected customer service period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer service period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues and direct incremental costs may change for future periods.
The Acquisition of Target Business (“2009 Business Combination”)
     Our acquisition of Target Business, or the 2009 Business Combination, was considered as a business combination of entities and business under common control, and has been accounted for using merger accounting under HKFRS, which is consistent with the predecessor values method under IFRS.
     Pursuant to the agreement dated December 16, 2008, the 2009 Business Combination excluded the fixed-line telecommunications networks in 21 provinces in southern China, which are retained by Unicom New Horizon and are leased from Unicom New Horizon to CUCL effective from January 2009. To better reflect the economic substance that we have not taken on the risks and rewards associated with the property, plant and equipment and related non-current assets and liabilities relating to the fixed-line business in southern China, the consolidated balance sheet as of December 31, 2008, restated in accordance with the principle of merger accounting/predecessor values method, therefore includes only the relevant current assets of approximately RMB999 million and current liabilities of approximately RMB2,841 million of the fixed-line business in southern China but excludes the underlying property, plant and equipment and related non-current assets with net book value of approximately RMB31,350 million, the related long-term intercompany loans from Unicom Group for the financing of the construction of the fixed-line telecommunications networks in southern China of approximately RMB35,652 million and the related payables to network contractors and equipment suppliers of approximately RMB6,176 million. In addition, the consolidated statements of income for the years ended December 31, 2007 and 2008, again restated in accordance with the principle of merger accounting/predecessor values method, includes all the revenues and operating costs of the fixed-line business in Southern China, but excludes the depreciation and amortization charges of approximately RMB3,650 million and RMB3,886 million, respectively, and the finance costs associated with the long-term intercompany loans for the financing of the construction of the telecommunications networks in southern China of approximately RMB499 million and RMB846 million, respectively.
     The 2009 Business Combination was completed on January 31, 2009 and therefore the consolidated statement of income for the year ended December 31, 2009 has excluded the depreciation and amortization charges of approximately RMB308 million of the property, plant and equipment relating to the fixed-line business in southern China and related non-current assets and the finance costs associated with the long-term intercompany loans for the financing of the construction of the fixed-line telecommunications networks in southern China of approximately

RMB26 million for the period from January 1, 2009 to January 31, 2009. After the completion of the 2009 Business Combination, we recorded leasing fees amounting to approximately RMB2.0 billion charged by Unicom New Horizon for the lease of the telecommunications networks in southern China for the year ended December 31, 2009 (2007 and 2008: nil).
Lease of Telecommunications Networks in Southern China
     Pursuant to an agreement in relation to the lease of the fixed-line telecommunications networks in southern China entered between CUCL and Unicom Horizon, Unicom New Horizon has the legal ownership of the fixed-line telecommunications networks in southern China. We believe that we only bear the risks associated with the operation of the Fixed-line business in southern China during the relevant leasing periods and is free from any ownership risks of the telecommunications networks, and the risks and rewards of ownership of the leased assets rest substantially with the lessor. The initial term of the lease is two years effective from January 2009 and the lease is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in southern China. Moreover, in connection with the lease, Unicom New Horizon has granted to CUCL an option to purchase the telecommunications networks in southern China and the purchase price will be referenced to the then appraised value of the networks determined by an independent appraiser. Accordingly, we have accounted for the leasing of the aforementioned telecommunications networks as an operating lease.
PRC Tax Resident Enterprise
     Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On April 22, 2009, the PRC State Administration of Taxation issued a notice regarding the determination of PRC TRE status and provided implementation guidance in withholding income tax for non-TRE enterprise shareholders. We performed an assessment and concluded that we meet the definition of PRC TRE. Therefore, as of December 31, 2008 and 2009, our subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to us and there has been no deferred tax liability accrued in our consolidated financial statements for the undistributed income of our subsidiaries in the PRC.
     If the results of our assessment change, the amount of current income tax and deferred income tax will change in future periods.
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
Revaluation of Property, Plant and Equipment
     Property, plant and equipment other than buildings and telecommunications equipment of the mobile business is carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and accumulated impairment losses. Such equipment is revalued on a depreciated replacement cost or open market value approach, as appropriate, by an independent valuer on a regular basis.
     During the intervals of independent revaluations, management performs the analysis and assessment annually to determine whether the fair values of property, plant and equipment carried at revalued amounts are materially different from their carrying amounts. If the revalued amounts differ significantly from the carrying amounts of such property, plant and equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the property, plant and equipment. This will have an impact on our future results, since any subsequent decreases in valuation are first set off against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the statement of income and any subsequent increases are credited as income to the statement of income up to the amount previously charged to the statement of income and thereafter are credited to equity. In addition, the depreciation expenses in future periods will change as the carrying amounts of such property, plant and equipment change as a result of the revaluation.
     Most of our property, plant and equipment which are carried at revalued amounts were revaluated as at December 31, 2006 by an independent valuation firm. We believe that the fair values of these revalued property, plant and equipment were not materially different from their carrying values as of December 31, 2009.
Impairment of Non-Current Assets
     We test whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.11 to the audited consolidated financial statements contained elsewhere in this annual report. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-current assets and our results would be significantly affected. Such impairment losses are recognized in the statement of income, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.
     During 2008, we conducted the impairment test for the PHS service related assets, after considering the expected significant decline in revenue and profitability in 2009 and onwards. The impaired PHS business related assets were written down to their recoverable amount, which was determined based on their estimated value in use as there is no active market transaction for PHS business related assets . Estimated value in use was determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS business related assets. In estimating the future net cash flows, we made key assumptions and estimates on the appropriate discount rate of 15%, the period covered by the cash flow forecast of 3 years, the future loss of customers at an annual rate of declining ranging from 60% to 80%, and the decrease in average revenue per subscriber at an annual rate of decline at 15%.
     These assumptions and estimates were made after considering the historical trends, the prevailing market trends and the physical conditions of the PHS business related assets. Changes in these assumptions and estimates could have a significant impact on the estimated recoverable amount. Based on above, we recognized RMB11,837 million of impairment loss on PHS services related assets at the end of 2008.
     No impairment loss on property, plant and equipment was recognized for the years ended December 31, 2007 and 2009.
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

     Our estimate described above is based on past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. If circumstances change (e.g., due to factors including developments in our business and the external market environment), we may need to reevaluate our policies on doubtful debts, and make additional provisions in the future.
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
     For temporary differences which give rise to deferred tax assets, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to impairment loss on property, plant and equipment, unrecognized revaluation surplus on property, plant and equipment under PRC tax regulations, and provision for doubtful debts. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to approximately RMB5,202 million as at December 31, 2009 (2008: approximately RMB5,334 million). Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.
     We believe we have recorded adequate income tax provision and deferred taxes based on the prevailing tax rules and regulations and our current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to income tax and deferred taxation may be necessary which would impact our results or financial position.
Recently Issued International Financial Reporting Standards/Hong Kong Financial Reporting Standards
     The IASB has issued a number of new and revised IFRSs and interpretations that are first effective for the current accounting period commencing January 1, 2009 or are available for early adoption. The equivalent new and revised HKFRSs and interpretations consequently issued by the HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.
     Up to the date of issue of our 2009 financial statements, the following new standards and amendments or revisions to existing standards have been issued but not yet effective for the annual accounting period ended December 31, 2009 and have not been adopted by us:

Effective for annual
accounting period
beginning on or after
IFRS/HKFRS 2 (amendments), “Group cash-settled share-based payment transactions”	January 1, 2010
IFRS/HKFRS 3 (revised), “Business combinations”	July 1, 2009
IFRS/HKFRS 9 “Financial instrument”	January 1, 2013
IAS/HKAS 27 (revised), “Consolidated and separate financial statements”	July 1, 2009
IASB’s improvements to IFRS/HKICPA’s improvements to HKFRS:
IFRS/HKFRS 3 “Business combinations”	July 1, 2010
IFRS/HKFRS 7 “Financial instruments: disclosures”	January 1, 2011
IAS/HKAS 7 (Amendment), “Cash flow statements”	January 1, 2010
IAS/HKAS 17 (Amendment), “Leases”	January 1, 2010
IAS/HKAS 34 “Interim financial reporting”	January 1, 2011
IAS/HKAS 36 (Amendment), “Impairment of assets”	January 1, 2010

Effective for annual
accounting period
beginning on or after
IAS/HKAS 38 (Amendment), “Intangible assets”	July 1, 2009
IFRIC/(HK)IFRIC 13 “Customer loyalty programmes”	January 1, 2011
     There are a number of new interpretations including IFRIC/HK (IFRIC) 17 “Distribution of non-cash assets to owners”, IFRIC/HK (IFRIC) 18 “Transfer of assets from customers” and IFRIC/HK(IFRIC) 19 “Extinguishing financial liabilities with equity instruments” as well as the amendment to IFRIC/HK(IFRIC) 14 “Prepayments of a minimum funding requirement” which are not listed above as the interpretations and the amendment are not relevant to our operation and consolidated financial statements. In addition, there are also a number of amendments to IFRS/HKFRS 5, “Non-current assets held for sale and discontinued operations”, IFRS /HKFRS 8, “Operating segments”, IAS/HKAS 1, “Presentation of financial statements” and IAS/HKAS 18, “Revenue” under IASB’s improvements to IFRS/HKICPA’s improvements to HKFRS which are not listed above as the amendments are also not relevant to our operation and consolidated financial statements.
     We are currently in the process of making an assessment of the expected impact of these new standards, and amendments/revisions to existing standards in the period of initial application.
Operating Results
     The 2008 and 2007 figures have been restated to reflect the effect of 2009 Business Combination which had been accounted for using merging accounting under HKFRS and predecessor values method under IFRS, which is consistent with HKFRS.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Revenue
     2009 is the first year that we had a full-year operation following our merger with China Netcom. Despite various challenges, including global financial crisis, intensified telecommunications market competition, further downward adjustments in tariffs and decline of traditional fixed-line business, we actively developed full-service operation with a focus on mobile and fixed-line broadband businesses. Revenues from our continuing operations for 2009 amounted to RMB153.95 billion, a decrease of 3.7% from RMB159.79 billion for 2008. Excluding the effects of fixed-line upfront connection fees of RMB0.49 billion and RMB0.89 billion in 2009 and 2008 respectively, and interconnection revenue of RMB0.99 billion between our certain fixed-line business and the discontinued operations of CDMA business in 2008, our revenues from continuing operations for 2009 would amount to RMB153.46 billion, a decrease of 2.8% from RMB157.91 billion in 2008, of which our telecommunications service revenue would be RMB149.10 billion, down by 1.2% from 2008.
Mobile Business Revenue
     Revenue from our mobile business was RMB71.99 billion in 2009, of which telecommunications service revenue accounted for RMB69.77 billion, up by 8.6% compared with 2008. Telecommunications service revenue from our mobile business, as a percentage of our total telecommunications service revenues (excluding fixed-line upfront connection fees of RMB0.49 billion and RMB0.89 billion in 2009 and 2008 respectively, and interconnection revenue of RMB0.99 billion between our certain fixed-line business and the discontinued operations of CDMA business in 2008), increased from 42.6% in 2008 to 46.8% in 2009. The growth in revenue from our mobile business is primarily due to the continued increase in the total number of our mobile subscribers, partially offset by the decrease in our subscribers’ ARPU.
     Our total number of mobile subscribers was 147.59 million as of December 31, 2009, with a net addition of 14.22 million subscribers (including 2.74 million 3G subscribers) from the end of 2008. ARPU of our GSM mobile business was RMB41.2 in 2009, a decrease of 2.64% from RMB42.3 in 2008. ARPU of our 3G business was

RMB141.7 in 2009.
     The table below sets forth the revenue composition of our mobile business and each revenue item’s respective share of total revenue for the years ended December 31, 2008 and 2009.

	2008		2009
	RMB in millions	As % of total	RMB in millions	As % of total
Total revenue from mobile business	65,131	100.0	71,991	100.0
Telecommunications service revenue	64,240	98.6	69,769	97.0
Usage fees and monthly fees	40,462	62.1	42,297	58.8
Value-added service revenue	16,263	25.0	19,070	26.5
Interconnection revenue	6,775	10.4	8,220	11.4
Other service revenue	740	1.1	182	0.3
Other revenue	359	0.6	252	0.3
Sales of mobile telecommunications products	532	0.8	1,970	2.7
     Usage Fees and Monthly Fees. As a result of increase of mobile subscribers, partially offset by the decrease in effective tariffs, usage fees and monthly fees for our mobile services were RMB42.30 billion in 2009, an increase of 4.5% from RMB40.46 billion in 2008.
     Value-Added Service Revenue. In 2009, we continued to actively promote mobile value-added services and mobile data business, and improved the penetration of SMS and “Cool Ringtone” services. As a result, revenues from our mobile value-added services amounted to RMB19.07 billion in 2009, an increase of 17.3% from RMB16.26 billion in 2008 and as a percentage of total mobile revenue increased from 25.0% in 2008 to 26.5% in 2009. Of the total revenue from mobile value-added services, revenue from our SMS services decreased by 8.2% from RMB6.52 billion in 2008 to RMB5.98 billion in 2009 and revenue from “Cool Ringtone” services increased by 15.7% from RMB2.49 billion in 2008 to RMB2.88 billion in 2009.
     Interconnection Revenue. Our interconnection revenue increased by 21.3% from RMB6.78 billion in 2008 to RMB8.22 billion in 2009, and represented 11.4% of total mobile revenue in 2009 as compared with 10.4% in 2008. This increase is primarily due to the increased total usage of our mobile services.
     Sales of Telecommunications Products. Revenues from our sale of mobile telecommunications products increased 270.3% from RMB532 million in 2008 to RMB1,970 million in 2009, mainly due to our efforts in sales of 3G mobile handsets.
Fixed-Line Business Revenue
     In 2009, as mobile substitution further intensified and the declining trend of the fixed-line voice business continued, we further adjusted our business structure and continued to focus on the development of fixed-line broadband services and innovative business services. Excluding fixed-line upfront connection fees of RMB0.49 billion and RMB0.89 billion in 2009 and 2008 respectively, and interconnection revenue of RMB0.99 billion between our certain fixed-line business and the discontinued operations of CDMA business in 2008, our revenue from fixed-line business would have decreased by 12.2% from RMB92.08 billion in 2008 to RMB80.86 billion in 2009, of which telecommunication service revenue would have decreased by 8.5% from RMB86.38 billion in 2008 to RMB79.06 billion in 2009. See “D. Risk Factors—We may further lose fixed-line and mobile subscribers and our doubtful debt ratios may increase, which may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.
     The table below sets forth the revenue composition of our fixed-line business and each revenue item’s respective share of total revenue from our fixed-line business for the years ended December 31, 2008 and 2009.

	For the Year Ended December 31,
	2008		2009
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line business(1)	92,077	100.0	80,863	100.0

	For the Year Ended December 31,
	2008		2009
	RMB in millions	As % of Total	RMB in millions	As % of Total
Telecommunications service revenue(1)	86,376	93.8	79,059	97.8
Usage fee and monthly fee(1)	40,497	44.0	34,369	42.5
Fixed-line broadband service revenue	20,962	22.8	23,898	29.6
Interconnection revenue	7,342	8.0	5,599	6.9
Value-added service revenue	7,074	7.7	5,238	6.5
Leased line service revenue	5,492	6.0	5,683	7.0
Managed data, other internet-related service revenue	2,662	2.8	2,466	3.0
Others	2,347	2.5	1,806	2.3
Information communication technology services and other revenue	4,339	4.7	1,611	2.0
Sales of fixed-line telecommunications products	1,362	1.5	193	0.2

(1)	Excluding fixed-line upfront connection fees of RMB0.49 billion in 2009 and RMB0.89 billion in 2008 and interconnection revenue of RMB0.99 billion between certain fixed-line business and the discontinued operations of CDMA business in 2008. Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. In addition, upon disposal of the CDMA business in 2008, interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business will not be recognized anymore. Therefore, we consider that analyses of our operating results excluding upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business are more relevant to the readers of this report.
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
     As a result of further implementation of the “Calling-Party-Pays” tariff policy for mobile services and continuing downward adjustments of tariffs for fixed-line services, the substitution effect of fixed-line local services by mobile services became more intense. We experienced significant decline in the number of our fixed-line local telephone subscribers and substantial decline in revenue. Our local telephone subscribers decreased in 2009 by 6.2% from 109.57 million at the end of 2008 to 102.82 million at the end of 2009. ARPU of the local telephone business decreased by 11.3% from 2008 to RMB31.4 in 2009. Total usage of local calls decreased by 8.9% from 2008 to 185.54 billion pulses in 2009 (excluding Internet dial-up usage) and total usage of long distance calls decreased by 18.3% from 41.11 billion minutes in 2008 to 33.58 billion minutes in 2009. As a result, revenues from our usage fees and monthly fees in 2009 decreased by 15.1% from RMB40.50 billion in 2008 to RMB34.37 billion in 2009.
     Fixed-Line Broadband Service Revenue. Revenue from our fixed-line broadband services consists of revenue generated from DSL, LAN, and broadband-related value-added services. In 2009, our fixed-line broadband business continued to maintain a rapid growth as a result of our efforts in improving broadband access speed, enriching application contents and implementing diversified sales strategies. Our fixed-line broadband subscribers increased by 28.2% from 2008 to 38.55 million in 2009. ARPU of our fixed-line broadband business decreased from RMB63.6 in 2008 to RMB57.2 in 2009, mainly because: (i) a significant portion of our new broadband subscribers consist of users from rural areas in China who tend to have limited usage of broadband services, and (ii) the general decreasing tariff resulted from intensified market competition. However, revenues from our fixed-line broadband service increased significantly by 14.0% from 2008 to RMB23.90 billion in 2009, and as a percentage of the fixed-line service revenue, increased from 22.8% in 2008 to 29.6% in 2009. Fixed-line broadband service has become the main factor in counteracting the effect of mobile substitution in the decline of our fixed-line voice business.
     Interconnection Revenue. Revenue from our interconnection services consists of interconnection fees charged to other domestic telecommunications operators, principally China Mobile and China Telecom, for both local and long distance calls. Revenue from our interconnection services decreased by 23.7% from RMB7.34 billion in 2008 to RMB5.60 billion in 2009. The decrease in interconnection revenue was mainly due to a decrease in voice traffic from other telecommunications operators as a result of the mobile substitution effect.
     Value-Added Service Revenue. Revenue from our value-added services consists of fees that we charge our customers for the provision of caller identification, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenue from our value-added services decreased by 26.0% from RMB7.07 billion in 2008 to RMB5.24 billion in 2009, mainly due to the decrease in usage of our caller identification and PHS SMS services as a result of the significant reduction of our fixed-line telephone subscribers, including PHS subscribers.
     Leased Line Service Revenue. Revenue from our leased line services consists of fees that we receive from our government, corporate and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Revenue from our leased line services increased by 3.5% from RMB5.49 billion in 2008 to RMB5.68 billion in 2009, mainly due to the increased demand of leased line services by our government and SME customers.
     Managed Data Service and Other Internet-Related Service Revenue. Revenue from our managed data services consists of fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services. Revenue from our managed data services increased by 3.7% from RMB1.41 billion in 2008 to RMB1.46 billion in 2009. Revenue from other Internet-related services consists of revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from other Internet-related services decreased by 19.8% from RMB1.25 billion in 2008 to RMB1.01 billion in 2009.
     Others. Other fixed-line related revenue mainly consists of miscellaneous revenue items. Other fixed-line related revenue decreased by 23.1% from RMB2.35 billion in 2008 to RMB1.81 billion in 2009.
     Information communication technology services and other revenue. Information communication technology services and other revenue decreased by 62.9% from RMB4.34 billion in 2008 to RMB1.61 billion in 2009. This decrease was mainly due to the decrease in our ICT service revenue as a result of the change in our ICT business strategy which is changed to focus on the provision of technology/services and reducing hardware sales. In 2009, we reduced sales of third-party products in connection with the provision of our ICT services, which, despite reducing our direct revenue, helped enhance the profit margin, of our ICT services.
     Sales of Telecommunications Products. Revenue from our sales of fixed-line telecommunications products decreased by 85.8% from RMB1.36 billion in 2008 to RMB0.19 billion in 2009, mainly due to the decrease in sales of computers bundled with our fixed-line broadband services in 2008.
Costs, Expenses and Others
     Total costs, expenses and others for our continuing operations in 2009 were RMB141.67 billion, representing a decrease of 5.6% from RMB150.14 billion in 2008. Excluding the effects of the non-comparable items, including leasing fee for telecommunications networks in southern China in 2009, realized gains on changes in fair value of derivative financial instrument in 2009, impairment loss on property, plant and equipment in 2008, gain from the non-monetary assets exchange, our total costs, expenses and others for our continuing operations in 2009 would have been RMB140.95 billion, representing an increase of 1.0% from RMB139.61 billion in 2008.
     The table below sets forth the major items of costs, expenses and others from continuing operations and their respective percentage of the total telecommunications services revenue from continuing operations for the years 2008 and 2009:

	For the Year Ended December 31,
	2008		2009
	RMB in millions	% of Total	RMB in millions	% of Total
Continuing Operations
Total telecommunications services revenue(1)	150,953	100.0	149,103	100.0
Costs, expenses and others	150,139	99.4	141,668	95.0
Interconnection charges	13,038	8.6	12,955	8.7
Depreciation and amortization	47,961	31.8	47,587	31.9
Networks, operations and support expenses	18,736	12.4	21,728	14.6
Leasing fee for telecommunications networks in southern China	—	—	2,000	1.3

	For the Year Ended December 31,
	2008		2009
	RMB in millions	% of Total	RMB in millions	% of Total
Employee benefit expenses	20,758	13.8	21,931	14.7
Selling and marketing	19,614	13.0	21,020	14.1
Cost in relation to information communication technology services	3,010	2.0	839	0.6
General, administrative and other expenses	12,968	8.6	12,175	8.2
Cost of telecommunications products sold(1)	2,156	1.4	2,689	1.8
Finance costs, net of interest income	2,158	1.4	945	0.6
Impairment loss on property, plant and equipment	11,837	7.8	—	—
Realized gains on changes in fair value of derivative financial instrument	—	—	(1,239)	(0.8)
Other income-net	(2,097)	(1.4)	(962)	(0.7)

(1)	Excluding fixed-line upfront connection fees of RMB0.49 billion in 2009 and RMB0.89 billion in 2008 and interconnection revenue of RMB0.99 billion between certain fixed-line business and the discontinued operations of CDMA business in 2008.
     Interconnection Charges. Interconnection charges were RMB12.96 billion in 2009, down by 0.6% from 2008 and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between our certain fixed-line business and the discontinued operations of CDMA business in 2008) would remain stable in 2009.
     Depreciation and Amortization. In the fourth quarter of 2009, depreciation and amortization charges of 3G network assets increased by RMB0.65 billion. As a result of the provision of the impairment loss on the PHS service-related equipment in 2008 and partly due to the full depreciation of certain property, plant and equipment in 2008, depreciation and amortization expenses amounted to RMB47.59 billion in 2009, down by 0.8% from 2008, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business in 2008), slightly increased from 31.8% in 2008 to 31.9% in 2009.
     Networks, Operations and Support Expenses. Due to various factors, including the launch of 3G services, the expansion of GSM networks facilities and base stations and the increases in utilities charges and repair and maintenance expenses, we incurred networks, operations and support expenses of RMB21.73 billion in 2009, up by 16.0% from 2008. Networks, operations and support expenses, as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business in 2008), increased by 2.2% from 2008 to 14.6% in 2009. As a result of network resources sharing and utilization of synergies, the related line leasing fees was RMB1.19 billion, down by 22.7% from 2008.
     Leasing Fee for Telecommunications Networks in Southern China. We completed an acquisition of fixed-line business of 21 provinces in southern China in January 2009. As the underlying telecommunications networks for such business are retained by Unicom Group, we operated those networks through an operating lease from Unicom Group from January 2009. As a result, we incurred a lease fee of RMB2.00 billion for leasing those telecommunications networks in 2009.
     Employee Benefit Expenses. Due to various factors, such as increased employee insurance premium expenses and housing fund resulting from new regulations and generally improved social average wages in China, our employee benefit expenses increased by 5.7% from 2008 to RMB21.93 billion in 2009, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business in 2008), increased from 13.8% in 2008 to 14.7% in 2009.
     Selling and Marketing Expenses. Since the commercial launch of 3G business on October 1, 2009, we have been engaged in active advertising campaigns and marketing promotion activities, which resulted in a total selling and marketing expenses for the fourth quarter of 2009 of RMB1.17 billion. In 2009, our total selling and marketing expenses reached RMB21.02 billion, up by 7.2% from 2008, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business in 2008), increased from 13.0% in 2008 to 14.1% in 2009.
     Cost in Relation to Information Communication Technology Services. We adjusted the development strategy in relation to our ICT business by focusing on the provision of technology services and reducing hardware sales. As a result, cost in relation to information communication technology in 2009 was RMB0.84 billion, down by 72.1% from last year. Correspondingly, revenue from ICT services in 2009 was RMB1.04 billion, down by 71.9% from last year.
     General, Administrative and Other Expenses. As we continued to benefit from the post-merger synergies and to closely control the growth of general and administrative expenses, our general, administrative and other expenses was RMB12.18 billion in 2009, down by 6.1% compared with last year, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business in 2008), slightly decreased from 8.6% in 2008 to 8.2% in 2009.
     Cost of Telecommunications Products Sold. As a result of the increase in the number of mobile handsets sold after the commercial launch of 3G business, the cost of telecommunications products sold amount to RMB2.69 billion, up by 24.7% from 2008. Correspondingly, revenue from sale of telecommunications products in 2009 amounted to RMB2.16 billion, up by 13.9% from 2008.
     Finance Costs, Net of Interest Income. In 2009, we further improved our debt structure by enhancing the centralization of fund management and fund operation and obtained low-cost financing. In addition, as a result of the reduction of base lending rate and the increase in the amount of capitalized interest related to the construction we undertook in 2009, our finance costs, net of interest income, decreased by 56.2% from RMB2.16 billion in 2008 to RMB0.95 billion in 2009.
     Impairment Loss on the PHS Business-Related Assets
     Upon the completion of our merger with China Netcom, we reconsidered our strategy relating to the PHS business. As we expected that the economic performance of the PHS business would deteriorate significantly, we prepared an updated analysis and forecast accordingly to determine if there had been an impairment of assets. After considering the expected significant decline in revenue and profitability in 2009 and onwards, we conducted an impairment test for the PHS business related assets. See “D. Risk Factors—Risks Relating to Our Business—If we fail to achieve a smooth discontinuation of PHS services or retain our PHS subscribers to use our other telecommunications services, our financial condition and results of operations may be adversely affected.” under Item 3. Accordingly, we recognized an impairment loss on PHS business related equipment of approximately RMB11.84 billion for the year ended December 31, 2008.
     As of December 31, 2009, we updated the impairment analysis for the PHS business related equipment and concluded that there was no need for additional recognition or reversal of the previously recognized impairment loss.
     Realised Gain on Changes in Fair Value of Derivative Financial Instrument. In order to strengthen our cooperation with Telefónica, we entered into a subscription agreement with Telefónica on September 6, 2009, pursuant to which each party completed the mutual investment of an equivalent of USD1 billion in each other through an acquisition of the other party’s shares on October 21, 2009. At the inception of the subscription agreement on September 6, 2009, our agreement to undertake the above mutual investment with Telefónica was accounted for as a derivative financial instrument in accordance with IAS/HKAS 39 “Financial instrument: Recognition and measurement”, as it represents a forward contract for the purchase of shares by Telefónica and us in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument was derecognized upon completion of the transaction on October 21, 2009. The changes in the fair value of the derivative financial instrument during the period from September 6, 2009 to October 21, 2009 resulted in a fair value gain of approximately RMB1.24 billion, which has been recorded in the consolidated statement of income for the year ended

December 31, 2009.
     Other Income-Net. In 2009, other income-net was RMB0.96 billion, down by 54.1% from 2008, of which, gain on non-monetary assets exchanged in connection with our replacement of copper cables in some of our fixed-line network regions with optical fibers was RMB0.04 billion, down by RMB1.27 billion from 2008.
Income Before Income Tax
     In 2009, our income before income tax was RMB12.28 billion, up by 27.2% from 2008, mainly due to our provision for impairment loss on PHS business related equipment in 2008.
     In order to ensure the comparability of income before tax and income for the year, we exclude the following non-comparable factors that are reflected in the figures of 2008 and 2009 for additional analysis purpose:
(1)	deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008;

(2)	gain of RMB0.04 billion from the nonmonetary assets exchange for 2009 and RMB1.31 billion for 2008;

(3)	the lease fee of RMB2.00 billion for the telecommunications networks of 21 provinces in southern China for 2009;

(4)	realized gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009; and

(5)	impairment loss of RMB11.84 billion on PHS services related equipment in 2008.
     After excluding the above factors, our income from continuing operations before income tax would be RMB12.51 billion, down by 35.2% from 2008. Such decrease is mainly due to two reasons: (i) the decline of fixed-line voice business, which has been a consistent trend in recent years due to further intensified mobile substitution and contraction of PHS industry; and (ii) the initial development stage of our 3G business, during which we incurred significant costs in connection with 3G network operations and business development increased in a much more rapid rate than the increase of our revenues from the 3G business.
Income Tax
     Our income tax for continuing operations was RMB2.72 billion in 2009, up by 48.9% from 2008, and our effective tax rate in 2009 was 22.2%. After excluding the factors discussed under Income Before Income Tax above, our effective tax rate in 2008 and 2009 would be 23.1% and 23.2%, respectively.
Net Income for the Year
     In 2009, our net income from continuing operations reached RMB9.56 billion, up by 22.1% from 2008. Our basic earnings per share was RMB0.402 in 2009. After excluding the factors discussed under the subsection Income Before Income Tax above, our net income from continuing operations would be RMB9.61 billion, down by 35.2% from 2008.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Revenue
     In 2008, we experienced various challenges, including changes in the economic environment, a further intensified trend of mobile substitution in our fixed-line business and downward adjustments in mobile roaming tariffs, as well as the telecommunications industry restructuring. By improving customer value, promoting bundling of fixed-line and mobile services and the application of value-added services, we maintained stable revenue from continuing operations. Revenues from continuing operations for 2008 amounted to RMB159.79 billion, a decrease from RMB159.94 billion for 2007. Excluding fixed-line upfront connection fees of RMB0.89 billion and RMB1.52 billion in 2008 and 2007, respectively, and interconnection revenue of RMB0.99 billion and RMB1.00 billion between our certain fixed-line business and the discontinued operations of CDMA business in 2008 and 2007 respectively, our revenues from continuing operations for 2008 would amount to RMB157.91 billion, representing a increase of 0.3% from RMB157.43 billion in 2007, of which our telecommunications service revenue was RMB150.95 billion, representing a decrease of 0.2% from RMB151.24 billion in 2007, and revenue from sale of telecommunications products was RMB1.90 billion, representing an increase of 91.1% from RMB0.99 billion in 2007.
Mobile Business Revenue
     Revenue from our mobile business grew in 2008. Revenue from our mobile business increased by 4.3% from RMB62.44 billion in 2007 to RMB65.13 billion in 2008. Telecommunication service revenue from our mobile business, as a percentage of our total telecommunication service revenues (excluding fixed-line upfront connection fees of RMB0.89 billion and RMB1.52 billion in 2008 and 2007, respectively, and interconnection revenue of RMB0.99 billion and RMB1.00 billion between our certain fixed-line business and the discontinued operations of CDMA business in 2008 and 2007 respectively), from continuing operations, increased from 41.2% in 2007 to 42.6% in 2008. The growth in revenue from our mobile business is primarily due to the continued increase in the total number of our total mobile subscribers, partially offset by the decrease in our subscribers’ ARPU.
     Our total number of mobile subscribers was 133.37 million as of December 31, 2008, an increase of 10.6% from 120.56 million as of December 31, 2007. Total usage of our mobile services was 376.67 billion minutes, an increase of 10.3% from 2007. ARPU from our mobile business was RMB42.3 in 2008, a decrease of 7.4% from RMB45.7 in 2007. This decrease was primarily due to (i) our decreasing effective tariffs, which mainly resulted from pricing competition with other telecommunication operators in China and downward adjustments on tariffs by the PRC Government (which may continue in the future); and (ii) the fact that a significant portion of our incremental market consists of users from rural areas in China, many of whom tend to have less usage of telecommunications services (mobile services, in particular) and are more cost-sensitive than users from urban areas. The average MOU decreased by 1.3%, from 249.7 minutes in 2007 to 246.4 minutes in 2008, primarily due to the fact that a significant portion of our incremental market consists of users from rural areas in China, many of whom tend to have less usage of telecommunications services than urban users. See “D. Risk Factors—We may further lose subscribers in particular, fixed-line subscribers, which may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.
     The table below sets forth the revenue composition of our mobile business and each revenue item’s respective share of total mobile revenue for the years ended December 31, 2007 and 2008.

	2007		2008
	RMB in millions	As % of total	RMB in millions	As % of total
Total revenue from mobile business	62,437	100.0	65,131	100.0
Telecommunications service revenue	62,236	99.7	64,240	98.6
Usage fees and monthly fees	42,077	67.4	40,462	62.1
Value-added service revenue	13,528	21.7	16,263	25.0
Interconnection revenue	5,767	9.2	6,775	10.4
Other services revenue	864	1.4	740	1.1
Other revenue	187	0.3	359	0.6
Sales of mobile telecommunications products	14	0.0	532	0.8
     Usage Fees and Monthly Fees. As a result of our tariff adjustments in response to intense market competition and the MIIT’s roaming charges adjustment in 2008, usage fees and monthly fees for our mobile services were RMB40.46 billion in 2008, a decrease of 3.8% from RMB42.08 billion in 2007, and as a percentage of our total mobile revenue, decreased from 67.4% in 2007 to 62.1% in 2008.
     Value-Added Service Revenue. As a result of our promotion of the value-added business, revenues from our mobile value-added services amounted to RMB16.26 billion in 2008, an increase of 20.2% from RMB13.53 billion in 2007 and as a percentage of total mobile revenue increased from 21.7% in 2007 to 25.0% in 2008. Of the total revenue from value-added mobile services, revenue from our SMS services increased by 8.8% from RMB5.99 billion in 2007 to RMB6.52 billion in 2008; revenue from “Cool Ringtone” services increased by 34.6% from RMB1.85 billion in 2007 to RMB 2.49 billion in 2008; and revenue from caller identification services increased by 15.0% from RMB3.26 billion in 2007 to RMB3.75 billion in 2008. In addition, as we further expanded the coverage of our GPRS services and improved the quality of our GPRS network in 2008, our GPRS services grew significantly in 2008, and revenue from our GPRS services increased by 705.8% from RMB155 million in 2007 to RMB1,249 million in 2008 and its share of total mobile service revenue increased from 0.2% in 2007 to 1.9% in 2008.
     Interconnection Revenue. Our interconnection revenue increased by 17.5% from RMB5.77 billion in 2007 to RMB6.78 billion in 2008, and represented 10.4% of total mobile revenue in 2008 as compared with 9.2% in 2007. This increase is primarily due to the increased total usage of our mobile services.
     Sales of Telecommunications Products. Revenues from our sale of mobile telecommunications products increased 3,700% from RMB14 million in 2007 to RMB532 million in 2008, mainly due to the establishment of our subsidiary, Unicom Vsens Telecommunications Company Limited, in August 2008, which was principally engaged in sales of mobile handsets and telecommunications equipment and provision of technical services.
Fixed-Line Business Revenue
     In 2008, as mobile substitution further intensified and the declining trend of the fixed-line voice business continued, we further adjusted our business structure and continued to focus on the development of fixed-line broadband services. Excluding fixed-line upfront connection fees of RMB0.89 billion and RMB1.52 billion in 2008 and 2007, respectively, and interconnection revenue of RMB0.99 billion and RMB1.00 billion between our certain fixed-line business and the discontinued operations of CDMA business in 2008 and 2007 respectively, our revenue from fixed-line business would have decreased by 2.4% from RMB94.34 billion in 2007 to RMB92.08 billion in 2008, of which telecommunications service revenue would have decreased by 2.5% from RMB88.58 billion in 2007 to RMB86.38 billion in 2008. See “D. Risk Factors—We may further lose subscribers in particular, fixed-line subscribers, which may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.
     The table below sets forth the revenue composition of our fixed-line business and each revenue item’s respective share of total revenue from our fixed-line business for the years ended December 31, 2007 and 2008.

	For the Year Ended December 31,
	2007		2008
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line business(1)	94,341	100.0	92,077	100.0
Telecommunications service revenue(1)	88,579	93.9	86,376	93.8
Usage fee and monthly fee(1)	47,908	50.8	40,497	44.0
Fixed-line broadband service revenue	16,450	17.4	20,962	22.8
Interconnection revenue	7,799	8.3	7,342	8.0
Value-added service revenue	7,084	7.5	7,074	7.7
Leased line service revenue	4,433	4.7	5,492	6.0
Managed data, other internet-related service revenue	2,363	2.5	2,662	2.8
Others	2,542	2.7	2,347	2.5
Information communication technology services and other revenue	4,782	5.1	4,339	4.7
Sales of fixed-line telecommunications products	980	1.0	1,362	1.5

(1)	Excluding (i)fixed-line upfront connection fees of RMB0.89 billion and RMB1.52 billion in 2008 and 2007 respectively; (ii) interconnection revenue of RMB0.99 billion and RMB1.00 billion between certain fixed-line business and the discontinued operations of CDMA business in 2008 and 2007 respectively. Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. In addition, upon disposal of the CDMA business in 2008, interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business will not be recognized anymore. Therefore, we consider that analyses of our operating results excluding upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business are more relevant to the readers of this report.

     Usage Fees and Monthly Fees. As a result of continuing mobile substitution, we experienced significant decline in the number of our fixed-line local telephone subscribers and usage of fixed-line services. As a result, revenues from our usage fees and monthly fees in 2008 decreased by 15.5% from RMB47.91 billion in 2007 to RMB40.50 billion in 2008.
     Fixed-Line Broadband Service Revenue. In 2008, we continued to focus on developing our fixed-line broadband services. Revenues from our fixed-line broadband service increased significantly by 27.4% from RMB16.45 billion in 2007 to RMB20.96 billion in 2008, and as a percentage of the fixed-line revenue, increased from 17.4% in 2007 to 22.8% in 2008. Fixed-line broadband service has become the main factor in counteracting the effect of mobile substitution in the decline of our fixed-line voice business.
     Interconnection Revenue. Revenue from our interconnection services decreased by 5.9% from RMB7.80 billion in 2007 to RMB7.34 billion in 2008. The decrease in interconnection revenue was mainly due to a decrease in voice traffic from other telecommunications operators as a result of the mobile substitution effect.
     Value-Added Service Revenue. Revenue from our value-added services decreased slightly by 0.1% from RMB7.08 billion in 2007 to RMB7.07 billion in 2008.
     Leased Line Service Revenue. Revenue from our leased line services increased by 23.9% from RMB4.43 billion in 2007 to RMB5.49 billion in 2008, mainly due to the increased demand of leased line services by our government and SME customers.
     Managed Data Service and Other Internet-Related Service Revenue. Revenue from our managed data services and other Internet-related services increased by 12.7% from RMB 2.36 billion in 2007 to RMB2.66 billion in 2008. The increase was primarily due to the growth in demand by SMEs on dedicated Internet access services, partly offset by decrease in usage of traditional DDN and frame relay services as a result of the substitution by new ways of access and our generally decreased effective tariffs.
     Others. Other fixed-line related revenue mainly consists of miscellaneous revenue items. Other fixed-line related revenue decreased by 7.7% from RMB2.54 billion in 2007 to RMB2.35 billion in 2008.
     Information communication technology services and other revenue. Information communication technology services and other revenue decreased by 9.3% from RMB4.78 billion in 2007 to RMB4.34 billion in 2008. This decrease was mainly due to the decrease in our ICT service revenue as a result of the change in our ICT business strategy. In 2008, we reduced sales of third-party products in connection with the provision of our ICT services, which, despite reducing our direct revenue, helped enhance the profit margin, of our ICT services.
     Sales of Telecommunications Products. Revenue from our sales of fixed-line telecommunications products increased by 39.0% from RMB0.98 billion in 2007 to RMB1.36 billion in 2008, mainly due to the increase in sales of computers bundled with our fixed-line broadband services in 2008.
Costs, Expenses and Others
     In 2008, we experienced upward pressures on costs and expenses brought by various challenges, including changes in the macroeconomic environment, severe natural disasters and our merger and reorganization activities. While stabilizing our operations, we took measures, such as controlling our out-of-pocket expenses, to control our costs and expenses. Total costs, expenses and others for our continuing operations in 2008 were RMB150.14 billion, representing an increase of 13.9% from RMB131.86 billion in 2007. Excluding the effects of the non-comparable items, including impairment loss on PHS business-related assets in 2008, gain from the non-monetary assets exchange, tax refund on reinvestment in subsidiaries and realized loss on changes in fair value of derivative component of the convertible bonds in 2007, our total costs and expenses for our continuing operations in 2008 would have been RMB139.61 billion, representing an increase of 2.9% from RMB135.68 billion in 2007. The 2.9% increase was principally attributable to increases in networks, operations and support expenses, employee benefit expenses and interconnection charges and costs of telecommunications products sold, partially offset by decreases in finance costs, net of interest income.

     The table below sets forth the major items of costs, expenses and others from continuing operations and their respective percentage of the total revenue from continuing operations for the years 2007 and 2008:

	For the Year Ended December 31,
	2007		2008
	RMB in millions	% of Total	RMB in millions	% of Total
Continuing Operations
Total telecommunications services revenue (1)	151,235	100.0	150,953	100.0
Costs, expenses and others	131,856	87.1	150,139	99.4
Interconnection charges	12,198	8.1	13,038	8.6
Depreciation and amortization	47,625	31.5	47,961	31.8
Networks, operations and support expenses	17,877	11.8	18,736	12.4
Employee benefit expenses	19,398	12.8	20,758	13.8
Selling and marketing	19,660	13.0	19,614	13.0
Cost in relation to information communication technology services	3,808	2.5	3,010	2.0
General, administrative and other expenses	11,776	7.8	12,968	8.6
Cost of telecommunications products sold	1,109	0.7	2,156	1.4
Finance costs, net of interest income	2,936	1.9	2,158	1.4
Impairment loss on property, plant and equipment	—	—	11,837	7.8
Realized loss on changes in fair value of derivative component of convertible bonds	569	0.4	—	—
Other income-net	(5,100)	(3.4)	(2,097)	(1.4)

(1)	Excluding (i) fixed-line upfront connection fee of RMB0.89 billion and RMB1.52 billion in 2008 and 2007, respectively, and (ii) interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business of RMB0.99 billion and RMB1.00 billion in 2008 and 2007, respectively.
     Interconnection Charges. Interconnection charges increased by 6.9% from RMB12.20 billion in 2007 to RMB13.04 billion in 2008, primarily due to an increase in mobile interconnection traffic volume resulting from the increase of total usage of mobile services. The increase in interconnection charges is consistent with the increase of interconnection revenues. Interconnection charges as a percentage of total telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and CDMA business) also increased from 8.1% in 2007 to 8.6% in 2008.
     Depreciation and Amortization. Depreciation and amortization expenses amounted to RMB47.96 billion in 2008, up by 0.7% from RMB47.63 billion in 2007, and as a percentage of our total telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and CDMA business), slightly increased from 31.5% in 2007 to 31.8% in 2008.
     Networks, Operations and Support Expenses. Due to various factors, including large-scale expansion of network facilities and base stations and increases in utilities charges and repair and maintenance expenses (mainly resulting from natural disasters and additional network maintenance work during the Beijing Olympics Games period), we incurred networks, operations and support expenses of RMB18.74 billion in 2008, up by 4.8% from RMB17.88 billion in 2007. Networks, operations and support expenses as a percentage of our total telecommunications services revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and CDMA business), was 12.4% in 2008, a slight increase from 11.8% in 2007. After our merger with China Netcom, we were able to share the network resources from China Netcom, which resulted in reduced costs for leasing telecommunications networks. Our line leasing fee was RMB1.54 billion in 2008, down by 3.9% from 2007.
     Employee Benefit Expenses. As a result of our compliance with the new Labor Contract Law in China in 2008 and generally improved social average wages in China, our employee insurance premium expenses increased. In addition, we also incurred additional employee benefits-related costs for maintaining the continuity of our personnel during our integration with China Netcom. Our employee benefit expenses increased by 7.0% from RMB19.40 billion in 2007 to RMB20.76 billion in 2008, and as a percentage of our total telecommunications services revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and CDMA business), increased from 12.8% in 2007 to 13.8% in 2008.
     Selling and Marketing Expenses. In 2008, we continued to strengthen our control on selling and marketing costs and ensure that agency fees paid to our sales agents are strictly in proportion to revenue contribution by the subscribers brought by such agents. In addition, during our restructuring and integration period in 2008, we consolidated our self-owned distribution channels and our sales agent resources to achieve increased synergies. As a result, we enhanced the overall effectiveness of our selling and marketing activities and our selling and marketing expenses decreased by 0.2% from RMB19.66 billion in 2007 to RMB19.61 billion in 2008. As a percentage of our total telecommunications services revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and CDMA business), our selling and marketing expenses were 13.0% in 2008, the same level as in 2007.
     General, Administrative and Other Expenses. As the loss of our fixed-line subscribers increased in 2008, the delinquencies associated with such loss also increased. As a result, we increased our provision for doubtful debts in 2008 and our general, administrative and other expenses increased by 10.1% from RMB11.78 billion in 2007 to RMB12.97 billion in 2008, and as a percentage of total telecommunications services revenue increased from 7.8% in 2007 to 8.6% in 2008.
     Cost of Telecommunications Products Sold. As a result of a 91.0% increase in revenue from the sale of telecommunications products, we incurred RMB2.16 billion in cost of telecommunications products sold, up by 94.4% from RMB1.11 billion in 2007.
     Finance Costs, Net of Interest Income. In 2008, we further strengthened and improved our capital structure by enhancing the centralization of fund management and fund operation. In addition, we made early repayments of interest-bearing debts using the proceeds received from the disposal of the CDMA business. As a result, our finance costs, net of interest income, decreased by 26.5% from RMB2.94 billion in 2007 to RMB2.16 billion in 2008.
     Impairment Loss on the PHS Business-Related Assets
     Upon the completion of our merger with China Netcom, we reconsidered our strategy relating to the PHS business. As we expected that the economic performance of the PHS business would deteriorate significantly, we prepared an updated analysis and forecast accordingly to determine if there had been an impairment of assets. After considering the expected significant decline in revenue and profitability in 2009 and onwards, we conducted an impairment test for the PHS business related assets. See “D. Risk Factors—Risks Relating to Our Business—If we fail to achieve a smooth discontinuation of PHS services or retain our PHS subscribers to use our other telecommunications services, our financial condition and results of operations may be adversely affected.” under Item 3. The impaired PHS business related assets were written down to their recoverable value, which was determined to be based on their estimated value in use. Value in use was determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS business related assets. In estimating the future net cash flows, we made key assumptions and estimates on the appropriate discount rate adopted, the period covered by the cash flow forecast, the future loss of customers and the expected average revenue per subscriber.
     These assumptions and estimates were made after considering the historical trends, the prevailing market trends and the physical conditions of the PHS business related equipment. Based on the above, we recognized an impairment loss on PHS business related assets of approximately RMB11.84 billion for the year ended 31 December 2008 and nil for the year ended December 31, 2007.
     Other Income-Net. In 2008, other income-net was RMB2.10 billion, mainly from the net gain on non-monetary asset exchange in connection with our replacement of copper cables in some of our fixed-line network regions with optical fibers. In 2007, we reinvested the undistributed profits of our certain PRC subsidiaries into these subsidiaries and were granted a refund on a portion of the taxes previously paid by these subsidiaries amounting to approximately RMB4.00 billion. We recognized this tax refund as “other income” for 2007. Excluding the effect of RMB4.00 billion tax refund, other income-net for 2008 would be up by 90.8% from 2007.

Income from Continuing Operations before Income Tax
     In 2008, our income from continuing operations before income tax was RMB9.65 billion, down by 65.6% from RMB28.08 billion in 2007.
     In order to ensure the comparability of income before tax and income for the year, we exclude the following non-comparable factors that are reflected in the figures of 2007 and 2008 for additional analysis purposes:
(1)	deferred fixed-line upfront connection fees of RMB0.89 billion for 2008 and RMB1.52 billion for 2007;

(2)	gain of RMB1.31 billion from the non-monetary assets exchange for 2008 and RMB0.39 billion for 2007;

(3)	tax refund on reinvestment in subsidiaries of RMB4.00 billion in 2007;

(4)	realized loss on changes in fair value of derivative component of the convertible bonds of RMB0.57 billion in 2007; and

(5)	impairment loss of RMB11.84 billion on PHS services related equipment in 2008.
     After excluding the above factors, our income from continuing operations before income tax would be RMB19.30 billion in 2008, down by 15.2% from 2007.
     In 2008, our income before income tax from the discontinued CDMA services was RMB1.91 billion.
Income Tax
     Our income tax for continuing operations was RMB1.83 billion in 2008, down by 74.5% from RMB7.18 billion in 2007. Our effective tax rate for continuing operations in 2007 and 2008 was 25.5% and 18.9%, respectively. After excluding the factors discussed under Income From Continuing Operations Before Income Tax above, our effective tax rates in 2007 and 2008 would be 26.0% and 23.1%, respectively.
     The decrease in our income tax was mainly due to our reduced profit before income tax. In addition, due to a downward adjustment of the enterprise income tax from 33% to 25% pursuant to the PRC Enterprise Income Tax Law which became effective on January 1, 2008, our income tax for 2008 also decreased.
Income from Continuing Operations
     Our income from continuing operations was RMB7.83 billion in 2008, as compared to RMB20.91 billion in 2007. Excluding the factors discussed under Income From Continuing Operations Before Income Tax above, down by 11.9% from RMB16.83 billion in 2007.
Income from Discontinued Operations
     Our income from discontinued operations was RMB1.44 billion in 2008. We also had a gain on the disposal of discontinued operations of RMB26.14 billion in 2008.
Net Income for the Year
     In 2008, our net income (including the income from continuing operations and discontinued operations) reached RMB35.40 billion, up by 64.1% from RMB21.57 billion in 2007. Our basic earnings per share was RMB1.49 in 2008, up by 60.2% from 2007. Excluding the factors discussed under Income From Continuing Operations Before Income Tax above, our basic earnings per share would be RMB1.79, up by 135.6% from 2007 and the significant increase of earnings per share was mainly due to the gain on sale of the CDMA business.
Liquidity and Capital Resources
Working Capital and Cash Flows
     As of December 31, 2009, we had RMB7.82 billion of cash and cash equivalents, as compared with RMB10.24 billion as of December 31, 2008 and RMB12.66 billion as of December 31, 2007. As of December 31, 2009, we had RMB1.00 billion of short-term bank deposits, as compared with RMB0.34 billion as of December 31, 2008. As of the end of 2009, we had a working capital deficit (current assets minus current liabilities) of RMB169.21 billion, increasing by 88.4% from the working capital deficit of RMB89.80 billion as of the end of 2008. The increase in working capital deficit in 2009 primarily resulted from the increase in our short-term borrowings and accounts payable, which mainly associated with the off-market share repurchase and the development of our 3G business, including 3G network constructions.
     A global financial crisis that unfolded in 2008 and has continued during 2009 has widely and adversely affected the financing markets of a number of countries where the banks and other financial institutions are reluctant to lend and impose stricter terms in their lending. Changes in the macroeconomic environment arising from the current global financial crisis have had an adverse impact on economic activity in the PRC. However, under a series of economic stimulus packages launched by the PRC Government, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in the PRC. As of December 31, 2009, we had revolving banking facilities of RMB113.3 billion, of which, RMB58.8 billion was unutilized. Meanwhile, we will continue to optimize our fund raising strategy from short, medium and long-term perspectives and to pursue opportunities in the current capital market, to take advantage of the low interest rates. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in the PRC, and net cash inflows from our operations.
     The following table sets forth cash inflows and outflows in 2007, 2008 and 2009.

	For the Year Ended December 31,
	2007	2008	2009
	RMB in millions	RMB in millions	RMB in millions
Net cash inflow from operating activities of continuing operations	68,854	57,241	57,733
Net cash outflow from investing activities of continuing operations	(47,770)	(54,742)	(85,308)
Net cash (outflow)/inflow from financing activities of continuing operations	(29,805)	(35,070)	30,197

Net cash (outflow)/inflow from continuing operations	(8,721)	(32,571)	2,622
Net cash inflow /(outflow) from discontinued operations	812	30,145	(5,039)

Net decrease in cash and cash equivalents	(7,909)	(2,426)	(2,417)

     Our net cash inflow from operating activities of continuing operations decreased by 16.9% from RMB68.85 billion in 2007 to RMB57.24 billion in 2008, but slightly increased by 0.9% to RMB57.73 billion in 2009. The decrease in net cash inflow from operating activities in 2008 was mainly due to our settlement of payables.
     Our net cash outflow from investing activities of continuing operations increased by 14.6% from RMB47.77 in 2007 to RMB54.74 billion in 2008, and further increased by 55.8% to RMB85.31 billion in 2009. The increase in 2008 was mainly due to the increase in GSM network expansion and upgrade and payment for the purchase of businesses under common control. The increase in 2009 was mainly due to the significant increase in our capital expenditure attributable to 3G network construction.
     Our net cash outflow from financing activities increased by 17.7% from RMB29.81 billion in 2007 to RMB35.07 billion in 2008, primarily because our proceeds from commercial paper, bank loans and corporate bonds in 2008 decreased to a greater extent than our repayment of commercial paper, bank loans, corporate bonds and related party loans. We had a net cash inflow from financing activities of RMB30.20 billion, primarily due to the increase of our short-term bank loans in 2009.

     Our net cash inflow from discontinued operations increased by 3,612.4% from RMB0.81 billion in 2007 to RMB30.15 billion in 2008, mainly resulting from the gain on disposal of our CDMA business.
     Our net cash outflow of approximately RMB0.50 billion from discontinued operations in 2009 represented the income tax paid on the gain on disposal of our CDMA business in 2008 and related professional services paid totaling RMB0.93 billion, offset by our receipt of proceeds of approximately RMB0.43 billion from the disposal of our CDMA business.
Indebtedness and Capital Structure
     The following table sets forth the amount of cash, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2007, 2008 and 2009.

	As of December 31,
	2007	2008	2009
	(RMB in millions, except percentages)
Cash and cash equivalent and short-term bank deposits	13,555	10,574	8,816
Total assets	338,222	348,752	417,045
Short-term debt	45,430	21,996	66,601
Short-term bank loans	11,850	10,780	63,909
Commercial paper	20,000	10,000	—
Current portion of long-term bank loans	7,411	1,216	62
Amounts due to related parties	6,169	—	2,104
Notes payables included in accounts payable and accrued liabilities	—	—	500
Current portion of obligations under finance lease included in other obligations	—	—	26
Long-term debt	20,046	7,997	7,862
Corporate bonds	2,000	7,000	7,000
Non current portion of long-term bank loans	16,086	997	759
Amounts due to related parties	1,960	—	—
Non current portion of obligations under finance lease	—	—	103
Shareholders’ equity	178,189	207,727	206,467
Debt-to-capitalization ratio(1)	26.9%	12.6%	26.5%
Debt-to-equity ratio(2)	36.7%	14.4%	36.1%

(1)	Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + shareholders’ equity).

(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/shareholders’ equity.
     Our debt-to-capitalization ratio was 26.5% at the end of 2009, compared to 12.6% at the end of 2008, and 26.9% at the end of 2007. Our debt-to-equity ratio was 36.1%, compared to 14.4% at the end of 2008, and 36.7% at the end of 2007. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits by RMB65.65 billion as of December 31, 2009, compared to 19.42 billion as of December 31, 2008 and RMB51.92 billion as of December 31, 2007. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs.
     Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar, HK dollar and Euro, was RMB64.73 billion at the end of 2009, compared to RMB12.99 billion at the end of 2008 and RMB35.35 billion at the end of 2007. The increase in 2009 resulted primarily from the borrowings of short-term bank loans to finance the telecommunications network construction and the off-market share repurchase completed during the year. The decrease in 2008 was primarily due to our repayment of prior bank loans with proceeds from the disposal of the CDMA business. The loan agreement does not include financial performance or other covenants which may materially restrict our operations or those of CUCL, our principal operating subsidiary in China. As of December 31, 2009, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.
     In order to further rationalize our debt structure and reduce our interest expense, we may continue to finance a portion of our business operations and capital expenditures through short-term borrowings. Our liquidity in the future will primarily depend on our ability to maintain adequate cash inflow from operations and obtain adequate external financing to meet our debt service obligations and planned capital expenditures. Our operating cash flows could be adversely affected by numerous factors beyond our control, including, but not limited to, changes in telecommunications tariffs, decreased demand for our telecommunications services and further intensified competition. Our ability to obtain external financing also depends on numerous factors, including, but not limited to, our financial condition and creditworthiness as well as our relationship with lenders. See “D. Risk Factors—Risks Relating to Our Business—If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be adversely affected” under Item 3.
     On June 8, 2007, we issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a guarantee issued by Bank of China Limited. On September 3, 2008, we issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a guarantee issued by State Grid Corporation of China.
     In addition, prior to our merger with China Netcom, China Netcom’s wholly-owned subsidiary, CNC China (which merged with, and was absorbed by, our wholly-owned subsidiary, CUCL, in January 2009), issued two tranches of RMB10 billion unsecured commercial paper in the PRC capital market with repayment periods of 365 days and 270 days on April 30, 2007 and September 18, 2007, respectively. The effective interest rates were 3.34% and 3.93% per annum, respectively. These commercial papers were fully repaid on May 9, 2008 and June 16, 2008, respectively. On October 6, 2008, CNC China also issued RMB10 billion unsecured commercial paper in the PRC capital market with payment period of 365 days. The effective interest rate is 4.47% per annum. The commercial paper was fully repaid in October 2009.
     On April 1, 2010, CUCL completed the issue of the first tranche of commercial paper for the year 2010 in an amount of RMB15 billion, with a maturity period of 365 days and at an interest rate of 2.64% per annum. On April 2, 2010, CUCL completed the issue of the first tranche of promissory note for the year 2010 in an amount of RMB3 billion, with a maturity period of 3 years and at an interest rate of 3.73% per annum.
Contractual Obligations and Commercial Commitments
     The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2009.

		Less than 1	Between 1 and	Between 3 and
	Total	year	3 years	5 years	Over 5 years
Short-term bank loans (1)*	64,752	64,752	—	—	—
Long-term bank loans (2)*	881	72	123	124	562
Corporate bonds (3)*	8,665	355	709	5,372	2,229
Other obligations	2,726	2,537	117	12	60
Capital commitments (4)	12,840	11,553	1,176	45	66
Operating leases commitments (4)
Telecommunications networks leasing arrangement in 21 provinces in southern China	2,200	2,200	—	—	—
Other commitments	6,703	1,909	2,289	1,326	1,179

Total obligations	98,767	83,378	4,414	6,879	4,096

*	Interest included

(1)	See Note 26 “Short-Term Bank Loans” to our consolidated financial statements.

(2)	See Note 20 “Long-Term Bank Loans” to our consolidated financial statements.

(3)	See Note 21 “Corporate Bonds” to our consolidated financial statements.

(4)	See Note 40 “Contingencies and Commitments” to our consolidated financial statements.
Off-Balance Sheet Arrangements
     As of December 31, 2009, except for the operating lease of the telecommunications networks in 21 provinces in southern China set forth above in “—Contractual Obligations and Commercial Commitments”, we did not have any other off-balance sheet arrangement.
Capital Expenditures
     The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the Year Ended December 31,
	2008 (3)		2009		2010
	(RMB in	As a	(RMB in	As a	(RMB in	As a
	billions)	percentage	billions)	percentage	billions)	percentage
3G mobile	—	—	36.40	32.4%	23.00	31.3%
GSM mobile (1)	33.13	46.8%	20.58	18.3%	8.00	10.9%
Fixed-line broadband and data services	9.10	12.8%	18.80	16.7%	15.30	20.8%
Fixed-line business	0.73	1.0%	0.60	0.5%	0.60	0.8%
Innovation and value-added platform	4.15	5.9%	2.08	1.8%	2.70	3.7%
IT system	2.41	3.4%	6.74	6.0%	4.30	5.9%
Infrastructure and transmission network	18.28	25.8%	25.01	22.2%	17.40	23.7%
Others (2)	3.06	4.3%	2.26	2.0%	2.20	3.0%

Total	70.86	100.0%	112.47	100.0%	73.50	100.0%

(1)	Including the capital expenditure attributable to the initial preparation relating to the development of the 3G business.

(2)	Other expenditures consist of procurement of miscellaneous assets, equipment and spare parts.

(3)	Capital expenditures of 2008 had been restated to reflect the effect of 2009 Business Combination.
     Our capital expenditure totaled RMB112.47 billion in 2009, which mainly consisted of investment in the GSM, 3G, fixed-line broadband and data, transmission and IT network infrastructure. In 2009, capital expenditure attributable to 3G mobile business was RMB36.40 billion; capital expenditure attributable to GSM mobile business was RMB20.58 billion; capital expenditure attributable to fixed-line broadband and data business and RMB18.80 billion; capital expenditure attributable to infrastructure and transmission networks was RMB25.01 billion; capital expenditure attributable to IT system was RMB6.74 billion.
     Our projected capital expenditure for 2010 is estimated to be approximately RMB73.50 billion, a significant portion of which will continue to be used for investments in our 3G business, fixed-line broadband and data business and infrastructure and networks.
     We expect to fund our capital expenditure needs through a combination of cash generated from operating activities, granted and unused banking facilities and other available financing sources. See “D. Risk Factors—Risks Relating to Our Business—If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be adversely affected.” under Item 3.

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
     The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Chang Xiaobing	53	Chairman of the Board of Directors and Chief Executive Officer
Lu Yimin	46	Executive Director and President
Zuo Xunsheng	59	Executive Director and Senior Vice President
Tong Jilu	52	Executive Director and Chief Financial Officer
Cesareo Alierta Izuel	65	Non-Executive Director

Name	Age	Position
Linus Cheung Wing Lam	62	Independent Non-Executive Director
Wong Wai Ming	52	Independent Non-Executive Director
John Lawson Thornton	56	Independent Non-Executive Director
Timpson Chung Shui Ming	58	Independent Non-Executive Director
Cai Hongbin(1)	43	Independent Non-Executive Director
Li Jianguo	56	Senior Vice President
Pei Aihua	59	Senior Vice President
Zhao Jidong	59	Senior Vice President
Li Fushen	47	Senior Vice President
Li Gang	52	Senior Vice President
Zhang Junan	53	Senior Vice President
Jiang Zhengxin	52	Senior Vice President

(1)	Mr. Cai Hongbin was appointed as an Independent Non-Executive Director of our company on May 13, 2010. Mr. Wu Jinglian retired as Independent Non-Executive Director of our company on May 12, 2010.
     Mr. Chang Xiaobing was appointed in December 2004 as an Executive Director, Chairman and Chief Executive Officer of our company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a bachelor’s degree in telecommunications engineering and received a master’s degree in business administration from Tsinghua University in 2001. He received a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining China United Telecommunications Corporation, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Province and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the former Ministry of Information Industry, as well as Vice President of China Telecommunications Corporation. Mr. Chang was appointed the Chairman of China United Telecommunications Corporation in November 2004. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). He serves as the Chairman of Unicom Group, China United Network Communications Limited (A Share Company) and China United Network Communications Corporation Limited (CUCL), respectively. Mr. Chang has extensive operational and managerial experience in the telecommunications industry.
     Mr. Lu Yimin was appointed as an Executive Director of our company in October 2008 and President of our company in February 2009. Mr. Lu, a professor level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1985 and then was awarded a master’s degree in public administration by the John F. Kennedy School of Government at Harvard University. Mr. Lu joined China Network Communications Group Corporation (Netcom Group) in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited (listed on the HKSE with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since May 2008. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also a Director and President of the A Share Company, and a Director and President of CUCL. Mr. Lu has extensive experience in government administration and business management.
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
     Mr. Tong Jilu was appointed in February 2004 as an Executive Director and Chief Financial Officer of our company. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a doctor’s degree in management from the Hong Kong Polytechnic University in 2009. Mr. Tong was Deputy Director General of the Posts and Telecommunications Administration of Liaoning Province, as well as the Posts Office of Liaoning Province. Mr. Tong joined China United Telecommunications Corporation in July 2000. He served first as Chief Accountant and later a Vice President and, from September 2003, a Director of China United Telecommunications Corporation. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). Mr. Tong now serves as a Director, Vice President and Chief Accountant of Unicom Group. He is also a Director of the A Share Company, and a Director and Senior Vice President of CUCL. Mr. Tong has extensive experience in the management of telecommunications companies and finance management of listed companies.
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
     Mr. Linus Cheung Wing Lam was appointed in May 2004 as an Independent Non-Executive Director of our company. Mr. Cheung is Chairman of the University of Hong Kong School of Professional and Continuing Education. Besides, Mr. Cheung is an independent non-executive director of Taikang Life Insurance Company Limited and a non-executive director of HKR International Limited (listed on the HKSE). Mr. Cheung also serves as President of the Chartered Institute of Marketing (Hong Kong Region) and Adjunct Professor of the Chinese University of Hong Kong. Mr. Cheung was Chairman of Asia Television Limited and Deputy Chairman of PCCW Limited. Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.
     Mr. Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of our company. Mr. Wong is Senior Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the HKSE and the NYSE). In addition, Mr. Wong is an Independent Non-Executive Director of I.T Limited (listed on the HKSE) and a Non-Executive Director of Linmark Group (listed on the HKSE). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was a Chief Executive Officer and Executive Director of Roly International

Holdings Limited and an Executive Director of Linmark Group. Mr. Wong was also a Non-Executive Director of Kingsoft Corporation Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.
     Mr. John Lawson Thornton was appointed in October 2008 as an Independent Non-Executive Director of our company. Mr. Thornton is currently a Professor and Director of the Global Leadership Program at Tsinghua University in Beijing. He is a Director and Non-Executive Chairman of HSBC North America Holdings Inc., as well as a Director of HSBC Holdings plc (listed on the HKSE, London Stock Exchange, NYSE, Paris Stock Exchange and Bermuda Stock Exchange), Ford Motor Company (listed on the NYSE), Intel Corporation (listed on the NASDAQ Global Select Market), News Corporation, Inc. (listed on the NASDAQ Global Select Market and the Australian Stock Exchange), IMG Worldwide, the Committee on Capital Markets Regulation, the National Committee on United States-China Relations and the Financial Services Volunteer Corps, Inc. He is also Chairman of the Brookings Institution Board of Trustees and Chairman of the Advisory Board of Tsinghua University School of Economics and Management; President of the Hotchkiss School Board of Trustees; a Trustee of Asia Society, China Institute, China Foreign Affairs University and the United World College of East Africa Trust; and an International Advisory Committee member of China Reform Forum, the China Securities Regulatory Commission, Eisenhower Fellowships and Morehouse College. He served as an Independent Non-Executive Director of China Netcom from October 2004 to November 2008 and as an Independent Non-Executive Director of Industrial and Commercial Bank of China from October 2005 to November 2008. Mr. Thornton retired in July 2003 as President, Co-Chief Operating Officer and a Director of The Goldman Sachs Group, Inc. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and an M.P.P.M. from the Yale School of Management in 1980.
     Mr. Timpson Chung Shui Ming was appointed in October 2008 as an Independent Non-Executive Director of our company. Mr. Chung is currently Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong and a member of the National Committee of the 11th Chinese People’s Political Consultative Conference. In addition, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited and Nine Dragons Paper (Holdings) Limited (all listed on the HKSE). Mr. Chung is also an Independent Director of China State Construction Engineering Corporation (listed on the Shanghai Stock Exchange). From October 2004 to November 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was a Director of Hantec Investment Holdings Limited, the Chairman of China Business of Jardine Fleming Holdings Limited, the Deputy Chief Executive Officer of BOC International Limited, the Independent Non-Executive Director of Tai Shing International (Holdings) Limited, and the Chairman of the Council of the City University of Hong Kong. He was also the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree of business administration from the Chinese University of Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants.
     Mr. Cai Hongbin was appointed in May 2010 as an Independent Non-Executive Director of our Company. Mr. Cai is currently an Associate Dean and a Professor in Applied Economics at Guanghua School of Management at Peking University, a Director of J. Mirrlees Institute of Economic Policy Research (IEPR) at Peking University and an Associate Director of Center of Poverty Research at Peking University. In addition, Mr. Cai is an Independent Non-Executive Director of Concord Medical Services Holdings Limited (listed on the NYSE), China Everbright Bank Company Limited and Beijing Venusense Technology. Prior to joining Guanghua School of Management at Peking University, Mr. Cai served as an Assistant Professor of the Economics Department at University of California, Los Angeles, from 1997 to 2005. Mr. Cai received a bachelor’s degree in Mathematics from Wuhan University in 1988, a master’s degree in Economics from Peking University in 1991, and a doctoral degree in Economics from Stanford University in 1997. In addition, Mr. Cai was awarded New Century Excellent Talents in University from the Ministry of Education of the PRC in 2006, the National Outstanding Young Researcher from National Science Foundation of China in 2007 and the National Changjiang Scholar from the Ministry of Education of the PRC in 2008. Mr. Cai has

carried out extensive research in the areas of, among others, game theory, industrial organization, corporate finance and Chinese economy, and has published many academic papers in top international and national journals.
     Ms. Li Jianguo was appointed as Senior Vice President of our company in February 2009. Ms. Li graduated from the Xiangtan University with a bachelor’s degree in Chemical Engineering in 1982 and received a master’s degree in business administration from the Hong Kong Polytechnic University in 2006. From June 2000 to July 2007, Ms. Li held various senior positions in China United Telecommunications Corporation, including serving as a director and chairperson of the Labour Union. Ms. Li also served as the Chairperson of the Board of Supervisors of A Shares Company from December 2001 to July 2007 and as Executive Director of our company from April 2006 to July 2007. Ms. Li served as Senior Management in Netcom Group since July 2007. She has also served as Executive Director of China Netcom since July 2007. Ms. Li holds a senior managerial position in Unicom Group. Ms. Li is Chairman of the Supervisory Board of A Share Company, as well as Director and Senior Vice President of CUCL. Ms. Li held leading positions in various enterprises, local governments and state ministries and committees over a long period of time, and she has extensive working and management experiences in government, authorities and enterprises.
     Mr. Pei Aihua was appointed as Senior Vice President of our company in February 2009. Mr. Pei is a senior engineer of professor level. He graduated from Beijing University of Posts and Telecommunications in microwave technology in 1976 and Changchun Optical Precision Machinery College with a master’s degree in electrical engineering in 1993. He received a master’s degree in information and communication management jointly organized by the Management School of Fudan University and the Norway Management School, and a doctor’s degree in management from the Hong Kong Polytechnic University. Mr. Pei was Deputy Director of the former China General Bureau of Posts and Telecommunications from June 1997 to July 2000, General Manager of Sichuan Provincial Telecommunications Company from July 2000 to July 2001, and Deputy General Manager of the former Beijing Telecommunications Company from July 2001 to April 2002. He has served as Deputy General Manager of Netcom Group since April 2002. He has also served as Senior Vice President of China Netcom since July 2004. Mr. Pei is a Vice President of Unicom Group, and Director and Senior Vice President of CUCL. Mr. Pei worked in the government and the telecommunications industry in China for a long period of time and has extensive management experience.
     Mr. Zhao Jidong was appointed as Senior Vice President of our company in February 2009. He graduated from Fudan University with a bachelor’s degree in English in 1975 and obtained a master’s degree in information and communication management jointly organized by the Management School of Fudan University and the Norway Management School in 2002. From November 1994 to May 2000, Mr. Zhao served as the Deputy Director and Director of the former Beijing Telecommunications Bureau. He served as General Manager of the former Beijing Telecommunications Company from May 2000 to July 2002, and General Manager of Beijing Communications Company from July 2002 to July 2003. He has served as Deputy General Manager of Netcom Group since July 2003. He has also served as Senior Vice President of China Netcom since July 2004. Mr. Zhao is a Vice President of Unicom Group, and Director and Senior Vice President of CUCL. Mr. Zhao has worked in the telecommunications industry for a long period of time and has extensive management experience.
     Mr. Li Fushen was appointed as Senior Vice President of our company in February 2009. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master’s degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom since September 2005 and has served as Executive Director of China Netcom since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited since July 2007. Mr. Li is a Vice President of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.
     Mr. Li Gang was appointed as Vice President of our company in April 2006 and Senior Vice President of our company in February 2009. Mr. Li graduated from Beijing University of Posts and Telecommunications in 1985 and received a master’s degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy

Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Deputy Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Limited and as the Chairman and General Manager of Beijing Mobile Communication Co., Limited. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited. From April 2006 to October 2008, Mr. Li served as an Executive Director of our company. Mr. Li is a Deputy General Manager of Unicom Group, Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.
     Mr. Zhang Junan was appointed as Vice President of our company in April 2006 and Senior Vice President of our company in February 2009. Mr. Zhang graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master’s degree in business administration from the Australian National University in 2002 and a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2008. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Limited. Mr. Zhang joined the China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited. From April 2006 to October 2008, Mr. Zhang served as the Executive Director of our company. In addition, Mr. Zhang serves as a non-executive director of China Communications Services Corporation Limited. Mr. Zhang also serves as Vice President of Unicom Group, Director and Senior Vice President of CUCL, as well as Executive Director and General Manager of China Unicom Mobile Network Company Limited. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.
     Mr. Jiang Zhengxin was appointed as Senior Vice President of our company in February 2009. Mr. Jiang is a senior engineer of professor level. He received a bachelor’s degree of radio engineering from Beijing University of Posts and Telecommunications in 1982, a master’s degree of business administration from Jilin University in 2001, and a PhD in political economy from Jilin University in 2006. Mr. Jiang served as Deputy Director of the Bureau of Telecommunications Administration in Changchun of Jilin Province from February 1998 to July 1999. He was the Deputy General Manager of Jilin Mobile Communication Company from July 1999 to March 2004. He served as the Deputy General Manager of South Communication Co. Limited of Netcom Group from March 2004 to June 2004, and he was the General Manager of Zhejiang Branch of Netcom Group from June 2004 to September 2007. He has served as Deputy General Manager of Netcom Group since September 2007. Mr. Jiang is a Deputy General Manager of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Jiang has worked in the telecommunications industry for a long period of time and has extensive management experience.
B. Compensation
     The aggregate compensation and other benefits paid by us to our directors as a group in 2009 was approximately RMB26.57 million, while retirement benefits paid by us were approximately RMB318,000. Each of our executive directors participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. Some of our directors also hold options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option schemes and options granted to our directors as well as compensation for the year 2009.
C. Board Practices
General
     Pursuant to our articles of association, at each annual general meeting, one-third of our directors retire from office by rotation. The retiring Directors are eligible for re-election. The Board may at any time appoint a new director to fill a vacancy or as an additional director. The Board may also appoint and remove our executive officers. No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreements, except certain statutory compensation. The following table sets forth certain information concerning our current directors and former directors who served as directors in 2009.

Resignation or
Name	Appointment Date	Re-appointment Date	Retirement Date
Current Directors

Chang Xiaobing	December 21, 2004	May 12, 2006 and May 26, 2009	—

Lu Yimin	October 15, 2008	May 26, 2009	—

Zuo Xunsheng	October 15, 2008	May 26, 2009 and May 12, 2010	—

Tong Jilu	February 1, 2004	May 12, 2004, May 12, 2006, May 16, 2008 and May 12, 2010	—

Cesareo Alierta Izuel	October 15, 2008	May 26, 2009	—

Linus Cheung Wing Lam	May 12, 2004	May 12, 2006, May 16, 2008 and May 12, 2010	—

Wong Wai Ming	January 19, 2006	May 12, 2006 and May 26, 2009	—

John Lawson Thornton	October 15, 2008	May 26, 2009	—

Timpson Chung Shui Ming	October 15, 2008	May 26, 2009	—

Cai Hongbin	May 13, 2010	—	—

Former Directors

Kim Shin Bae	October 15, 2008	—	January 22, 2009

Jung Man Won	January 22, 2009	May 26, 2009	November 5, 2009

Wu Jinglian	April 20, 2000	May 13, 2002, May 12, 2004, May 12, 2005 and May 11, 2007	May 12, 2010
Audit Committee
     The audit committee reviews and supervises our financial reporting process and internal controls. The duties of the audit committee include, among others:
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
     As of May 31, 2010, the members of the audit committee are Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Linus Cheung Wing Lam, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Cai Hongbin.
Remuneration Committee
     The remuneration committee meets regularly to consider human resources issues, issuance of share options and other matters relating to compensation. In particular, the remuneration committee makes recommendations to the Board on directors’ compensation. The primary duties of the remuneration committee are to make recommendations to the Board regarding the remuneration structure of the executive directors and senior management and to determine specific remuneration packages for the executive directors and senior management on behalf of the Board. The remuneration committee is also responsible for operating our employee share option scheme and any other incentive scheme as they apply to the executive directors, including determining the granting of options to executive directors. As of May 31, 2010, the members of the remuneration committee are Mr. Linus Cheung Wing Lam (Chairman of the remuneration committee), Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Cai Hongbin.
D. Employees
     As of December 31, 2007, 2008 and 2009, we had a total number of 199,019, 204,615 and 321,772 employees, respectively. The employees as of December 31, 2009 are classified by function as follows:

By Function	Number of Employees
Management and administration	23,282
Sales and customer service	65,235
Product and Marketing	18,612
Network construction and maintenance	82,149
Support	27,494
Temporary employees	105,000

Total	321,772

E. Share Ownership
     As of May 31, 2010, our directors who own shares in our company are listed as follows:

		Ordinary	Percentage of Total
Name	Capacity and Nature	Shares Held	Issued Shares
Linus Cheung Wing Lam	Beneficial Owner (Personal)	400,000	0.0017%
Timpson Chung Shui Ming	Beneficial Owner (Personal)	6,000	0.0000%
     Apart from those disclosed herein, as of May 31, 2010, our other directors as a group do not own any shares in our company.
     As of May 31, 2010, our directors as a group hold options for 2,874,894 shares, or approximately 0.012% of our issued and outstanding share capital, including the following options granted under our pre-global offering share option scheme, share option scheme, and special purpose share option scheme:

		Number of
	Capacity and	Shares		Exercise	Consideration	Compensation
Name	Nature	Covered(1)	Expiration Date	Price	Paid	for 2009
						(RMB in thousands)

Directors

Chang Xiaobing	Beneficial Owner	526,000	December 20, 2011(3)	HK$6.20	HK$1.00	2,958
	(Personal)	746,000	February 14, 2012	HK$6.35	HK$1.00

Lu Yimin	—	—	—	—	—	2,554

Zuo Xunsheng	Beneficial Owner	686,894	November 16, 2011(3)	HK$5.57	—	2,251
	(Personal)

Tong Jilu	Beneficial Owner	292,000	June 22, 2011(3)	HK$15.42	HK$1.00	2,195
	(Personal)	92,000	July 19, 2011(3)	HK$5.92	HK$1.00
		460,000	February 14, 2012	HK$6.35	HK$1.00

	Beneficial Owner	32,000	July 19, 2011(3)	HK$5.92	HK$1.00
	(Spouse)	40,000	February 14, 2012	HK$6.35	HK$1.00

Cesareo Alierta Izuel	—	—	—	—	—	264

Linus Cheung Wing Lam	—	—	—	—	—	344

Wong Wai Ming	—	—	—	—	—	370

John Lawson Thornton	—	—	—	—	—	344

Timpson Chung Shui Ming	—	—	—	—	—	344

Cai Hongbin	—	—	—	—	—	N/A

Employees(2)		16,977,600	June 21, 2010	HK$15.42	HK$1.00
		4,058,000	June 22, 2011(3)	HK$15.42	HK$1.00
		8,956,000	May 20, 2011(3)	HK$4.30	HK$1.00
		40,900,000	July 19, 2011(3)	HK$5.92	HK$1.00
		128,000	December 20, 2011(3)	HK$6.20	HK$1.00
		150,310,000	February 14, 2012	HK$6.35	HK$1.00
		99,940,204	November 16, 2011(3)	HK$5.57	HK$1.00
		88,929,468	December 5, 2011	HK$8.26	HK$1.00

(1)	Each option gives the holder the right to subscribe for one share.

(2)	Includes approximately 25,000,000 options held by option holders who were determined by the Board to be “Transferred Personnel” under applicable share option schemes due to the transfer of those option holders to other telecommunications operators as part of the 2008 industry restructuring.

In 2009, the exercise periods of these 25,000,000 options were extended by one year by the Board pursuant to the amended terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. The main reasons for extension were (i) that the holders of those options were determined by the Board to be “Transferred Personnel” under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring, and (ii) that those options were not exercisable due to a “Mandatory Moratorium” under the respective terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. In March 2010, due to the “Mandatory Moratorium” continuing to be in force, the Board further extended the exercise periods of such options by another year.

(3)	The original expiry dates for these options were June 22, 2010, May 20, 2010 (the expiry date of these options was extended from May 20, 2009 to May 20, 2010 by the Board in 2009 pursuant to the amended terms of the Share Option Scheme), July 19, 2010, December 20, 2010 and November 16, 2010, respectively, which were extended to June 22, 2011, May 20, 2011, July 19, 2011, December 20, 2011 and November 16, 2011, respectively, by the Board in March 2010 pursuant to the amended terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those options were not exercisable due to a “Mandatory Moratorium” under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.
Stock Incentive Schemes
     Share Option Scheme. We adopted a share option scheme on June 1, 2000, and amended the scheme on each of May 13, 2002, May 11, 2007 and May 26, 2009. The amended scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of share options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. We plan to grant options that cover a total number of ordinary shares not exceeding 10% of the total number of our issued and outstanding shares as of May 13, 2002. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the nominal value of the shares; (ii) the closing price of the shares on the HKSE on the grant date of such option; and (iii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of May 31, 2010, 206,540,000 options granted by us under the share option scheme were outstanding and held by 2 directors and approximately 2,800 of our employees. As of May 31, 2010, no option granted under this scheme had been exercised.
     Pre-Global Offering Share Option Scheme. We adopted a pre-global offering share option scheme on June 1, 2000, and amended the scheme on each of May 13, 2002, May 11, 2007 and May 26, 2009. As of May 31, 2010, 16,977,600 options granted by us under the pre-global offering share option scheme were outstanding and held by approximately 185 of our employees. No option was held by the directors. We do not expect to grant further options under this scheme. The amended terms of the pre-global offering share option scheme are substantially the same as the share option scheme, except for the following:
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
     As of May 31, 2010, no option granted under this scheme had been exercised.
     Special Purpose Share Option Scheme. We also adopted a special purpose share option scheme on September 16, 2008, in connection with our merger with China Netcom and amended the scheme on May 26, 2009. The special purpose share option scheme provides for the grant of options to the optionholders of China Netcom, in consideration for the cancellation of their outstanding China Netcom options (whether vested or not) on October 14, 2008. There are two exercise periods for the options granted under the special purpose share option scheme, one of which commenced on October 15, 2008, and will end on November 16, 2011 (as extended by the Board), with an exercise price of HK$5.57 and the other commenced on October 15, 2008, and will end on December 5, 2011, with an exercise price of HK$8.26. No amount was payable on acceptance of the grant of options under the special purpose share option scheme. As of May 31, 2010, 189,556,566 options granted under this scheme were outstanding and held by one director and approximately 690 of our employees. As of May 31, 2010, no options granted under this scheme had been exercised.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     As of May 31, 2010, our controlling shareholder, Unicom Group, through its 17.90% direct interest in Unicom BVI, 61.05% direct interest in the A Share Company (which in turn holds 82.10% of Unicom BVI) and 100% direct interest in Netcom BVI, indirectly and beneficially owned approximately 16.7 billion shares of Unicom, or 71.02% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group’s shares are held by the SASAC and a group of companies, most of which are state-owned enterprises in China. Shares beneficially owned by Unicom Group do not carry voting rights different from our other issued shares. In addition, Telefónica held 8.37% of our total outstanding shares.
     As of May 31, 2010, most of our shareholders of record were located outside of the United States. In addition, as of May 31, 2010, there were approximately 82,200,000 ADSs outstanding, each representing 10 shares and together representing 3.49% of our total outstanding shares or 12.03% of our total outstanding shares not beneficially owned by our controlling shareholder.
B. Related Party Transactions
     Prior to our merger with China Netcom, Netcom BVI and Netcom Group (which was the 100% owner of Netcom BVI) did not have any shareholding interest in us. Upon completion of the merger, China Netcom became one of our wholly-owned subsidiaries and Netcom BVI currently owns 29.74% of our total outstanding shares. Accordingly, the related party transactions between China Netcom and its subsidiaries, namely, CNC China (which merged with, and was absorbed by, CUCL in January 2009 after the completion of our merger with China Netcom) and China Unicom System Integration (formerly known as “China Netcom System Integration”, which became one of our wholly-owned subsidiaries upon the completion of our merger with China Netcom), on one hand and Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009 after the completion of our merger with China Netcom) on the other hand in effect before our merger with China Netcom became our related party transactions upon the completion of the merger.
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
Continuing Related Party Transactions between China Unicom’s Subsidiaries and Unicom Group
Domestic Interconnection Settlement Agreement
     CNC China and Netcom Group entered into a domestic interconnection settlement agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. As CNC China and Netcom Group were merged into CUCL and Unicom Group, respectively, in January 2009, the parties to the agreement became CUCL and Unicom Group. If CUCL notifies Unicom Group at least three months prior to the expiration of the domestic interconnection settlement agreement of its intention to renew the agreement, it can be renewed with the same terms for further three-year periods.
     Pursuant to the domestic interconnection settlement agreement, the parties agree to interconnect the networks of Unicom Group and CUCL and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.
     For domestic long distance voice services between Unicom Group and CUCL, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute, irrespective of whether the call terminates within the network of either Unicom Group or CUCL or outside the network of either Unicom Group or CUCL. The rate of RMB0.06 per minute is adjustable with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in the PRC from time to time. In the case where the call terminates outside the network of either Unicom Group or CUCL, the settlement payment is at the rate of RMB0.06 per minute.
International Long Distance Voice Services Settlement Agreement
     CNC China and Netcom Group entered into an international long distance voice services settlement agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. As CNC China and Netcom Group were merged into CUCL and Unicom Group, respectively, in January 2009, the parties to the agreement became CUCL and Unicom Group. If CUCL notifies Unicom Group at least three months prior to the expiration of the international long distance voice services settlement agreement of its intention to renew the agreement, it can be renewed with the same terms for further three-year periods.
     Pursuant to the international long distance voice services settlement agreement, the parties agree to interconnect the networks of Unicom Group and CUCL and settle the charges received in respect of international long distance voice services on a quarterly basis.
     For outbound international calls from the PRC, Unicom Group reimburses CUCL for any amount CUCL pays to overseas telecommunications operators. The revenues received by Unicom Group less the amount paid to overseas telecommunications operators are shared between Unicom Group and CUCL in proportion to the estimated costs incurred by Unicom Group and CUCL in connection with the provision of outbound international long distance voice services.
     For inbound international calls into the PRC, the revenues received by CUCL from overseas telecommunications operators (other than China Netcom and entities under its control) less the amount paid to Unicom Group at the rate of RMB0.06 per minute (irrespective of whether the call terminates within the network of Unicom Group or within the network of other telecommunications operators) are shared between Unicom Group and CUCL in proportion to the estimated costs incurred by Unicom Group and CUCL in connection with the provision of inbound international long distance voice services. The rate of RMB0.06 per minute is adjustable with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in the PRC from time to time.
     In the case where an inbound international call terminates within the network of telecommunications operators other than Unicom Group, an amount calculated at the rate of RMB0.06 per minute is paid to Unicom Group by CUCL.
Framework Agreement for Interconnection Settlement
     CUCL and Unicom Group entered into a framework agreement for interconnection settlement on August 12, 2008, to record the principles governing, and the principal terms of, the then-existing continuing transactions between the parties whereby the parties agreed to interconnect the networks of Unicom Group and CUCL and settle charges received in respect of domestic long distance voice services within their respective service regions and international long distance voice services.
     Pursuant to the framework agreement for interconnection settlement, within the local networks, when a CUCL mobile telephone customer calls a Unicom Group fixed-line customer, or when customers of the two operators make inter-network calls to various call centers, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute. When a Unicom Group fixed-line customer calls a CUCL mobile telephone customer, there shall be no settlement provisionally.
     When a CUCL mobile telephone user chooses to use Unicom Group’s domestic or international long distance call services, or when a Unicom Group local fixed-line user chooses to use CUCL’s domestic or international long distance call services, the telephone operator in the location of the receiver makes a settlement payment to the telephone operator in the location of the calling party at the rate of RMB0.06 per minute.
     For domestic long distance voice services and Internet protocol voice services from one operator to another or for international voice services and international Internet protocol voice services from one operator to another, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the receiver at the rate of RMB0.06 per minute.
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
Engineering and Information Technology Services Agreement and Framework Agreement for Engineering and Information Technology Services
     CNC China and Netcom Group entered into an engineering and information technology services agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. As CNC China and Netcom Group were merged into CUCL and Unicom Group, respectively, in January 2009, the parties to the agreement became CUCL and Unicom Group. If CUCL notifies Unicom Group at least three months prior to the expiration of the engineering and information technology services agreement of its intention to renew the agreement, it can be renewed with the same terms for further three-year periods.
     CUCL and Unicom Group entered into a framework agreement for engineering and information technology services on August 12, 2008 to record the principles governing, and the principal terms of, the then-existing continuing transactions between the parties relating to the provision of certain engineering and information technology-related services to CUCL by Unicom Group.
     Under the engineering and information technology services agreement and framework agreement for engineering and information technology services, Unicom Group agrees to provide to CUCL certain engineering and information technology-related services, which include planning, surveying, design, construction and supervision services in relation to telecommunications engineering projects and information technology services, including office automation, software testing, network upgrade, new business development and support system development.
     The charges payable for engineering and information technology-related services described above are determined with reference to the relevant market rates. In addition, where the value of any single item of engineering design or supervision-related services is expected to exceed RMB0.5 million or where the value of any single item of engineering construction-related services is expected to exceed RMB2 million, the award of such services will be subject to competitive bidding. The charges are settled between CUCL and Unicom Group as and when the relevant services are provided.
Master Sharing Agreement
     CNC China and Netcom Group entered into a master sharing agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. As CNC China and Netcom Group were merged into CUCL and Unicom Group, respectively, in January 2009, the parties to the agreement became CUCL and Unicom Group. If CUCL notifies Unicom Group at least three months prior to the expiration of the master sharing agreement of its intention to renew the agreement, it can be renewed with the same terms for further three-year periods.
     Pursuant to the master sharing agreement:
(a)	CUCL agrees to provide customer relationship management services for large enterprise customers of Unicom Group;

(b)	CUCL agrees to provide network management services to Unicom Group;

(c)	CUCL agrees to share with Unicom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, human resources and other related matters of both CUCL and Unicom Group;

(d)	CUCL agrees to provide to Unicom Group supporting services, such as billing and settlement provided by CUCL’s business support center;

(e)	Unicom Group agrees to provide to CUCL supporting services, including telephone card production, development and certain related services;

(f)	Unicom Group agrees to provide to CUCL certain other shared services, including advertising, publicity, research and development, business hospitality, maintenance and property management;

(g)	Unicom Group agrees to provide certain office space in its headquarters to CUCL for use as CUCL’s principal executive office; and

(h)	CUCL and Unicom Group agree to share the revenues received by Unicom Group from other telecommunications operators whose networks interconnect with the Internet backbone network of Unicom Group and share the monthly connection fee that Unicom Group pays to the State Internet Switching Center.
     CUCL and Unicom Group co-own certain equipment and facilities that form the Internet backbone network of the PRC. This Internet backbone network interconnects with the networks of other telecommunications operators. Such interconnection arrangements generate revenues which other telecommunications operators settle with Unicom Group, and such revenues are shared between Unicom Group and CUCL under the master sharing agreement.
     The services referred to in clauses (a) to (g) above are provided by CUCL or Unicom Group and the revenues and fees referred to in clause (h) above are shared between CUCL and Unicom Group on an ongoing basis from time to time. The aggregate costs incurred by CUCL or Unicom Group for the provision of the services referred to in clauses (a) to (g) above and the revenues and fees receivable and payable by CUCL or Unicom Group as referred to in clause (h) above are apportioned between CUCL and Unicom Group according to their respective total asset values as shown in their respective financial statements on an annual basis.
Property Leasing Agreement and Framework Agreement for Property Leasing
     CNC China and Netcom Group entered into a property leasing agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. As CNC China and Netcom Group were merged into CUCL and Unicom Group, respectively, in January 2009, the parties to the agreement became CUCL and Unicom Group. If CUCL notifies Unicom Group at least three months prior to the expiration of the property leasing agreement of its intention to renew the agreement, it can be renewed on the same terms for further three-year periods.
     CUCL and Unicom Group entered into a framework agreement for property leasing on August 12, 2008 to record the principles governing, and the principal terms of, the then-existing continuing transactions between the parties relating to the leasing of properties (including offices and storage facilities) by CUCL from Unicom Group.
     Pursuant to the property leasing agreement and the framework agreement for property leasing, CUCL agrees to lease to Unicom Group certain properties located throughout CUCL’s service regions for Unicom Group’s use as offices and for other ancillary purposes, and Unicom Group agrees to lease to CUCL certain properties located throughout CUCL’s service regions for CUCL’s use as offices and telecommunications equipment sites and for other ancillary purposes.
     The charges payable by CUCL and by Unicom Group under the property leasing agreement are based on the relevant market rates or the depreciation charges and taxes in respect of each property, provided that such depreciation charges and taxes shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then-prevailing market rates of the properties leased in that year.
Materials Procurement Agreement
     CNC China and Netcom Group entered into a materials procurement agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. As CNC China and Netcom Group were merged into CUCL and Unicom Group, respectively, in January 2009, the parties to the agreement became CUCL and Unicom Group. If CUCL notifies Unicom Group at least three months prior to the expiration of the materials procurement agreement of its intention to renew the agreement, it can be renewed on the same terms for further three-year periods.
     Pursuant to the materials procurement agreement:
(a)	CUCL may request Unicom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment;

(b)	CUCL may purchase from Unicom Group certain products, including cables, modems and telephone directories; and

(c)	Unicom Group agrees to provide to CUCL storage and transportation services related to the procurement and purchase of materials or equipment under the agreement.
     Under the materials procurement agreement, commissions and/or charges for the domestic materials procurement services referred to in clause (a) above cannot exceed 3% of the value of the relevant contract. Commissions and/or charges for the imported materials procurement services referred to in clause (a) above cannot exceed 1% of the value of the relevant contract. The price for the purchases of Unicom Group’s products referred to in clause (b) above is determined with reference to the following pricing principles and limits:
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
     Commission and/or charges for the storage and transportation services referred to in clause (c) above are to be determined with reference to the relevant market rates. Payments under the materials procurement agreement will be made as and when the relevant equipment or products are procured and delivered.
Ancillary Telecommunications Services Agreement and Framework Agreement for Ancillary Telecommunications Services
     CNC China and Netcom Group entered into an ancillary telecommunications services agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. As CNC China and Netcom Group were merged into CUCL and Unicom Group, respectively, in January 2009, the parties to the agreement became CUCL and Unicom Group. If CUCL notifies Unicom Group at least three months prior to the expiration of the ancillary telecommunications services agreement of its intention to renew the agreement, it can be renewed on the same terms for further three-year periods.
     CUCL and Unicom Group entered into a framework agreement for ancillary telecommunications services on August 12, 2008 to record the principles governing, and the principal terms of, the then-existing continuing transactions between the parties relating to the provision of ancillary telecommunications services to CUCL by Unicom Group.
     Under the ancillary telecommunications services agreement and the framework agreement for ancillary telecommunications services, Unicom Group agrees to provide certain ancillary telecommunications services to CUCL. These services include certain pre-sale, on-sale and after-sale telecommunications services, such as assembling and repairing of telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customer acquisition and servicing, and other customer services.
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
     The service charges are settled between CUCL and Unicom Group as and when the relevant services are provided.
Support Services Agreement and Framework Agreement for Support Services
     CNC China and Netcom Group entered into a support services agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. As CNC China and

Netcom Group were merged into CUCL and Unicom Group, respectively, in January 2009, the parties to the agreement became CUCL and Unicom Group. If CUCL notifies Unicom Group at least three months prior to the expiration of the support services agreement of its intention to renew the agreement, it can be renewed on the same terms for further three-year periods.
     CUCL and Unicom Group entered into a framework agreement for support services on August 12, 2008 to record the principles governing, and the principal terms of, the then-existing continuing transactions between the parties relating to the provision of various support services to CUCL by Unicom Group, including equipment leasing and maintenance services, motor vehicle services, security services, basic construction agency services, research and development services, employee training services, advertising services and other support services.
     Pursuant to the support services agreement and the framework agreement for support services, Unicom Group agrees to provide CUCL with various support services, including equipment leasing (other than equipment covered under the telecommunications facilities leasing agreement discussed below) and maintenance services, motor vehicle services, security services, basic construction agency services, research and development services, employee training services, advertising services and other support services.
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
     The service charges are settled between CUCL and Unicom Group as and when the relevant services are provided.
Telecommunications Facilities Leasing Agreement and Framework Agreement for Telecommunication Facilities Leasing
     CNC China and Netcom Group entered into a telecommunications facilities leasing agreement on November 6, 2007, which renewed a previous similar agreement, for a term of three years commencing on January 1, 2008. As CNC China and Netcom Group were merged into CUCL and Unicom Group, respectively, in January 2009, the parties to the agreement became CUCL and Unicom Group. If CUCL notifies Unicom Group at least three months prior to the expiration of the telecommunications facilities leasing agreement of its intention to renew the agreement, such agreement can be renewed on the same terms for further three-year periods.
     CUCL and Unicom Group entered into a framework agreement for telecommunications facilities leasing on August 12, 2008 to record the principles governing, and the principal terms of, the then-existing continuing transactions between the parties relating to the lease by Unicom Group of certain international telecommunications resources and certain other telecommunications facilities to CUCL.
     Pursuant to the telecommunications facilities leasing agreement and the framework agreement for telecommunications facilities leasing:
(a)	Unicom Group agrees to lease certain inter-provincial fiber optic cables within CUCL’s service regions to CUCL;

(b)	Unicom Group agrees to lease certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) to CUCL; and

(c)	Unicom Group agrees to lease to CUCL certain other telecommunications facilities required by CUCL for its operations.
     The rental charges for the leasing of the inter-provincial fiber optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber optic cables, resources and telecommunications facilities, provided that such charges would not be higher than the relevant market rates. CUCL is responsible for the ongoing maintenance of such inter-provincial fiber optic cables and international telecommunications resources. CUCL and Unicom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in clause (c) above. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group shall be responsible for maintaining any telecommunications facilities referred to in clause (c) above, CUCL shall pay to Unicom Group the relevant maintenance service charges, which shall be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group under the telecommunications facilities leasing agreement are settled between CUCL and Unicom Group on a quarterly basis.
Information and Communications Technology Agreement
     China Netcom System Integration Limited Corporation, which also became one of our subsidiaries upon the completion of our merger with China Netcom and changed its name to China Unicom System Integration Limited Corporation, and Unicom Group entered into an information and communications technology agreement on November 6, 2007, which replaced a previous similar agreement, for a term of three years commencing on January 1, 2008. If both parties agree, the agreement can be renewed with the same terms for further three-year periods.
     Pursuant to the information and communications technology agreement:
(a)	China Unicom System Integration (and its subsidiaries) agrees to provide information and communications technology services to Unicom Group (and its subsidiaries, other than China Unicom and its subsidiaries), which include system integration services, software development services, operational maintenance services, consultancy services, equipment leasing-related services and product sales-and distribution-related services; and

(b)	China Unicom System Integration agrees to subcontract services ancillary to the provision of information and communications technology services referred to in clause (a) above, namely, system installation and configuration services, to the subsidiaries and branches of Unicom Group (other than China Unicom and its subsidiaries) in Unicom Group’s southern service regions in the PRC.
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
     In relation to the charges payable for the services provided under the information and communications technology agreement that are to be determined with reference to the market price:

•	if the value of any single item of system installation and configuration services provided by Unicom Group (and its subsidiaries, other than China Unicom and its subsidiaries) to China Unicom System Integration (and its subsidiaries) is expected to exceed RMB0.3 million, the award of such services will be subject to competitive bidding; or

•	if the value of any single item of system integration, software development, operational maintenance, consultancy and equipment leasing-related services is expected to exceed RMB0.5 million, or where the value of any single item of product sales and distribution related services is expected to exceed RMB2 million, the award of such services will be subject to competitive bidding.
Amended Continuing Related Party Transactions
     Under the two-step approach described under “A. History and Development of the Company—Two-Step Voting Arrangements” of Item 4 above, the continuing transactions between CUCL and Unicom Group under the comprehensive services agreement entered into in 2006 were amended, effective upon the completion of our merger with China Netcom, with CNC China added as party to such transactions. In January 2009, CNC China merged into CUCL. The new comprehensive services agreement is valid for a term of three years. Unless CUCL notifies Unicom Group at least 60 days prior to the expiration of such agreement of their intention not to renew a new comprehensive services agreement, such agreement shall automatically be renewed for a further period of three years. The total amount paid by CUCL to Unicom Group (or its subsidiaries, other than us and our subsidiaries) under the 2006 comprehensive services agreement and the new comprehensive services agreement was approximately RMB2.21 billion and RMB0.31 billion for continuing operations and discontinued operations, respectively, in 2008. Unicom Group paid RMB0.18 million to CUCL in 2008.
     Details of the amended continuing related party transactions, the material terms of which are substantially similar to those of the related party transactions under the 2006 comprehensive services agreement, are summarized below.
Supply of Telephone Cards
     Unicom Group (or its subsidiaries, other than us and our subsidiaries) agrees to provide various kinds of telephone cards, including subscriber identity module cards, Internet protocol telephone cards, long-distance calling cards and rechargeable calling cards, for CUCL’s various networks. Unicom Group agrees to ensure that the quality of its telephone cards complies with the standards set by the governmental authorities.
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
     In January 2009, we, through CUCL, completed the acquisition from Unicom Group of 100% of the equity interest in Unicom Xingye, which is engaged in, among other things, manufacturing, research and design of SIM cards and other telephone cards in the PRC. As a result, this transaction has eliminated our related party transactions with respect to telephone cards with Unicom Xingye.
Provision of Equipment Procurement Services
     Unicom Group agrees to provide comprehensive procurement services to CUCL through its subsidiary or subsidiaries (other than us and our subsidiaries). Unicom Group agrees to procure foreign and domestic telecommunications equipment and other materials required in the operation of CUCL’s various networks and agrees to provide services on management and consultation of competitive biddings and agency services.
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
Interconnection Arrangements
     CUCL and Unicom Group agree to interconnect various telecommunications networks of CUCL, on one hand, and Unicom Group on the other hand.
     The parties agree to conduct settlements in accordance with the settlement standard stipulated in the Notice Concerning the Issue of the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian 2003 No. 454) promulgated by the former Ministry of Information Industry of the PRC on October 28, 2003.
     The parties further agree that if the settlement method (and its amendment from time to time) formulated by the relevant government authorities in respect of similar settlements between telecommunications networks is more favorable to CUCL when compared with the above interconnection settlement arrangements, settlement shall be conducted pursuant to the more favorable settlement method.
     Previously, Unicom Group had interconnection arrangements with Unicom Group. These arrangements terminated upon the completion of our merger with China Netcom.
Mutual Provision of Premises
     CUCL and Unicom Group (including itself or any of its subsidiaries, but other than us and our subsidiaries) agree to provide to each other premises (including buildings, air conditioning, electricity, power-generating equipment and other relevant auxiliary facilities) belonging to CUCL or Unicom Group (including itself or any of its subsidiaries, but other than us and our subsidiaries) or leased to CUCL or Unicom Group (including itself or any of its subsidiaries, but other than us and our subsidiaries) by independent third parties upon the request of any of the three parties from time to time.
     Apart from cases where the premises have been leased from independent third parties, the use fees or the rental amounts are based on the lower of depreciation costs and market prices for similar premises in that locality. However, any of CUCL or Unicom Group (including itself or any of its subsidiaries, but other than us and our subsidiaries) may choose to charge each other market price for premises rented to the other party or parties.
     In addition to the rental amounts, with respect to buildings, CUCL or Unicom Group (including itself or any of its subsidiaries, but other than us and our subsidiaries) agree to pay scheduled water and electricity tariffs, air-conditioning charges and other expenses actually consumed or used, together with the property management fees for the leased buildings, in accordance with such price or fee standards stipulated by the pricing authority. Apart from the rental amounts and disbursements described above and other expenses incurred as a result of any breach of contract, the party providing the lease guarantees that the other party shall not be requested to pay any other expenses, including any taxes payable by the party providing the lease.
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

Provision of International Telecommunications Network Gateways
     Unicom Group agrees to provide international access to CUCL’s international long distance call services through its gateways at Shanghai, Guangzhou and Beijing. Unicom Group agrees not to provide international telecommunications network gateway services to any other party.
     Charges for these services are based on the costs of Unicom Group to operate and maintain the international telecommunications network gateway facilities (including depreciation costs) that have been included in the management accounts of Unicom Group, verified and audited by local auditors and with a margin of 10% over such costs. CUCL agrees to retain all the revenues arising from the provision of international long-distance call services for their own benefit.
Provision of Operator-Based Value-Added Services
     Unicom Group (or its subsidiaries, other than us and our subsidiaries) agrees to use its operator-based network, equipment and operators to provide operator-based comprehensive value-added services to CUCL, including, but not limited to, “Unicom Assistant” and operator-based message services.
     CUCL agrees to retain 40% of the revenues generated from operator-based value-added services provided to our subscribers (and actually received by CUCL) and to allocate 60% of such revenues to Unicom Group for settlement, on the condition that such proportion allocated to Unicom Group shall not be higher than the average proportion allocated by independent operator-based value-added telecommunications content providers who provide operator-based value-added telecommunications content to us in the same regions.
Provision of Value-Added Telecommunications Services
     Unicom Group (or its subsidiaries, other than us and our subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.
     CUCL agrees to retain a portion of the revenues generated from the value-added services provided to our subscribers (and actually received by CUCL) and to allocate a portion of such revenues to Unicom Group for settlement, on the condition that such proportion allocated to Unicom Group shall not be higher than the average proportion allocated by independent value-added telecommunications content providers who provide value-added telecommunications content to us in the same regions. The percentage of revenues to be allocated to Unicom Group by CUCL will vary depending on the types of value-added services provided to us.
Provision of “10010/10011” Customer Services
     Unicom Group (or its subsidiaries, other than us and our subsidiaries) agrees to provide customer services to CUCL in relation to business inquiries, tariff inquiries, account maintenance, complaint handling (which are also known as “10010 basic services”), customer interviews and subscriber retention (which are also known as “10010 value-added services”).
     The service fees payable by CUCL to Unicom Group shall be calculated on the basis of the costs of the customer services plus a profit margin of not more than 10%. The costs of the customer services will be the cost per operator seat multiplied by the number of effectively operating operator seats:
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

The “Actual Cost per Operator Seat” comprises wages, administration expenses, operation and maintenance expenses, depreciation of equipment and leasing for premises attributable to the customer services. The Actual Cost per Operator Seat in a certain area shall be the product of dividing the costs of Unicom Group providing “10010/10011” services (as confirmed in the audit report issued by an external audit firm) in the same region for the previous year by the average number of monthly operator seats of Unicom Group for the previous year. Such audit report and relevant supporting documents shall be provided to CUCL and its auditors.

(b)	The number of effectively operating operator seats shall be determined in the following way: Unicom Group shall notify the number of operator seats of the previous month to CUCL before the tenth day of each month. CUCL shall confirm the number of effectively operating operator seats within five working days, based on the criteria as set out in the Service Standard for Telecommunications Operations (for Trial Implementation) published by the former Ministry of Information and Industry. The number of effectively operating operator seats will be subject to final confirmation by CUCL.
     In addition, in January 2009, we completed our acquisition from Unicom Group of New Guoxin, which is mainly engaged in providing customer services and hotline services. As a result, this acquisition has eliminated our related party transactions with respect to customer services with New Guoxin.
Provision of Agency Services
     Unicom Group (or its subsidiaries) agrees to provide subscriber development services to CUCL by telephone or through other channels by utilizing its paging network, equipment and operators.
     The pricing standard for the agency fees for such services is that the agency fees chargeable to CUCL shall not exceed the average of agency fees chargeable by independent third-party agents providing subscriber development services to CUCL in the same regions.
Provision of Engineering Design and Technical Services
     Unicom Group (or its subsidiaries) agrees to provide engineering design and technical services to CUCL based on their demands and requirements.
     CUCL agrees to select the providers of engineering design services and technical services by way of public tender. Unicom Group agrees to ensure that it or its subsidiaries that provide such services shall possess qualifications and conditions that are not inferior to those of an independent third-party and shall participate in the tendering process on an equal footing with an independent third-party.
     The engineering design and technical services provided by Unicom Group to CUCL shall not be less favorable than those similar services provided by an independent third-party to CUCL.
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
Leasing of CDMA Network Capacity
     Prior to our sale of CDMA business in 2008, we had leased all of the constructed CDMA network capacity from Unicom Group and operated these CDMA networks in our cellular service areas on an exclusive basis and received all revenue generated from the operation. We paid a lease fee of RMB 8.4 billion and RMB6.0 billion for 2007 and 2008, respectively. In addition to leasing network capacity, we also had the option, exercisable at any time during the lease period and for an additional year thereafter, to purchase the CDMA network in our cellular service areas. See “A. History and Development of the Company—Sale of CDMA Business, Merger with China Netcom and Related Transactions” under Item 4.
Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China
     Under the two-step voting mechanism described in “A. History and Development of the Company—Two-Step Voting Arrangements” under Item 4, we completed our acquisitions, through CUCL, of certain telecommunications business and assets, including the telecommunications business across 21 provinces in southern China, from Unicom Group and Netcom Group pursuant to (1) an acquisition agreement entered into among Unicom Group, Netcom Group and the A Share Company on December16, 2008, under which the A Share Company agreed to acquire the relevant business and assets and (2) a transfer agreement entered into between the A Share Company and CUCL on December 16, 2008, under which the A Share Company agreed to transfer all of its rights and obligations under the acquisition agreement to CUCL. In addition, in order to operate the fixed-line business in the 21 provinces in southern China, CUCL entered into a network lease agreement with Unicom Group, Netcom Group and Unicom New Horizon. In connection with the lease, Unicom New Horizon also granted CUCL an option, but not an obligation, to purchase the telecommunications networks leased in southern China. See “A. History and Development—Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4.
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
Certain Agreements Relating to Our Initial Public Offering
The Reorganization Agreement
     In relation to the restructuring in connection with our initial public offering, our wholly-owned subsidiary, CUCL, entered into a reorganization agreement with Unicom Group, dated April 21, 2000. This agreement includes the following terms:
•	Unicom Group’s agreement to transfer to CUCL certain assets and liabilities;

•	mutual warranties and indemnities given by Unicom Group and CUCL in relation to the assets and liabilities transferred to CUCL and in relation to the restructuring;

•	undertakings by Unicom Group in favor of CUCL, including, among other things:

•	to hold and maintain all licenses received from the former Ministry of Information Industry in connection with any of our businesses for our benefit, and to allocate spectrum and to provide other resources to us;

•	subject to applicable Chinese laws and regulations in effect at the relevant time, to take all actions necessary to obtain, maintain, renew and otherwise extend to or for our benefit such governmental or regulatory licenses, consents, permits or other approvals as we shall require to continue to operate our businesses;

•	to arrange for us to participate in its international roaming arrangements;

•	not to engage in any business that competes with our businesses, except for the existing competing businesses of Unicom Group;

•	to grant us a right of first refusal in relation to any governmental authorization, license or permit, or other business opportunity to develop any new telecommunications technology, product or service;

•	to ensure that we can continue to use the premises for which title documentation cannot be obtained at this time, for a period of three years following the restructuring;

•	not to dispose of any of our shares it beneficially owns or to take or permit any other actions, including primary issuances of securities by us or CUCL, which would result in us or CUCL no longer constituting majority-owned subsidiaries of Unicom Group; and

•	not to seek an overseas listing for any of its businesses or the businesses of its subsidiaries in which we are engaged or may engage in the future except through us;
•	an option granted by Unicom Group to us to acquire Unicom Group’s interest in any telecommunications interest, such as Unicom Paging, Unicom Xingye and Unicom Group’s CDMA telephony license and business; and

•	a commitment by Unicom Group that it will provide continuous financial support to us when necessary.
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
     Based on the Company’s financial position in 2009 and taking into account the development needs of the mobile and fixed-line broadband businesses, our board of directors recommended the payment of a final dividend of RMB0.16 per share for the year ended December 31, 2009, compared to RMB0.20 per share for the financial year ended December 31, 2008.
Item 9. The Offer and Listing
Market Price Information
     Our ADSs, each representing ten ordinary shares, are listed and traded on the NYSE. Our ordinary shares are listed and traded on the HKSE. The NYSE and the HKSE are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.
     The high and low closing prices of our ordinary shares on the HKSE and of our ADSs on the NYSE since listing are as follows:

	Price per Ordinary Share
	(HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2003	8.00	3.92	10.55	5.02
2004	10.20	5.20	13.18	6.78
2005	7.20	5.65	9.19	7.30
2006	12.44	6.25	15.46	8.03
2007	18.80	9.18	24.52	11.75
2008	19.58	8.53	25.07	10.27
2009	12.34	6.84	15.75	8.72

Quarterly:
First Quarter, 2008	19.58	14.70	25.07	19.96
Second Quarter, 2008	18.48	13.92	22.79	17.49
Third Quarter, 2008(1)	16.48	9.95	21.03	12.60
Fourth Quarter, 2008	12.04	8.53	15.52	10.27
First Quarter, 2009	10.86	6.84	14.06	8.72
Second Quarter, 2009	11.86	7.46	15.50	9.86
Third Quarter, 2009	12.34	9.91	15.75	12.61
Fourth Quarter, 2009	11.22	9.63	14.47	12.46
First Quarter, 2010	10.40	8.31	13.41	10.58

Monthly:
December 2009	10.50	9.63	13.38	12.25
January 2010	10.40	8.64	13.41	10.99
February 2010	9.31	8.31	12.17	10.58
March 2010	9.89	8.74	12.60	10.97

	Price per Ordinary Share
	(HK$)		Price per ADS (US$)
	High	Low	High	Low
April 2010	9.82	8.84	12.22	11.19
May 2010	9.80	8.89	12.37	11.09
June 2010 (through June 17, 2010)	9.79	8.97	12.7	11.35

(1)	Trading was suspended from May 23, 2008 to June 2, 2008 (including June 2, 2008) on the HKSE and on the NYSE.

Item 10.	Additional Information
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
General
     Under our Articles of Association, we have the capacity, rights, powers, liabilities and privileges of a natural person and, in addition to and without limiting the forgoing, we may do anything which is permitted or required to be done by any enactment or rule of law. The following is a summary of selected provisions of our Articles of Association:
Directors
Material Interests and Voting
     A director shall not vote (or be counted in the quorum) on any resolution of our board of directors in respect of any contract or arrangement or proposal in which he or any of his associates (as defined in the HKSE Listing Rules) is, to his knowledge, materially interested, and if he shall do so, his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition does not apply to any contract, arrangement or other proposal for or concerning:
•	the giving of any security or indemnity either (i) to the director or any of his associates (as defined in the HKSE Listing Rules) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of Unicom or any of its subsidiaries or (ii) to a third-party in respect of a debt or obligation of Unicom or any of its subsidiaries for which the director or any of his associates has assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

•	an offer of shares or debentures or other securities of or by Unicom (or any other company which Unicom may promote or be interested in) where the director or any of his associates is or will be an interested participant in the underwriting or sub-underwriting of the offer;

•	any contract or arrangement in which the director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of Unicom by virtue only of his interest in shares or debentures or other securities of Unicom;

•	any other company in which the director or any of his associates is interested only, whether directly or indirectly, as an officer or shareholder or in which the director or any of his associates is beneficially interested in shares of that company, provided that he, together with any of his associates, is not beneficially interested in 5% or more of (i) the issued shares of any class of such company (or of any third company through which such interest is derived), or (ii) the voting rights attached to such issued shares or securities (excluding for the purpose of calculating such 5% interest, any indirect interest of such director or any of his associates by virtue of Unicom’s interest in such company); or

•	the benefit of employees of Unicom or any of its subsidiaries, including (i) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to directors, their associates and employees of Unicom or any of its subsidiaries and does not provide in respect of the director or any of his associates any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or (ii) the adoption, modification or operation of any employee share scheme involving the issue or grant of options over shares or other securities by Unicom to, or for the benefit of, the employees of Unicom or its subsidiaries under which the director or any of his associates may benefit.
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
     The board may establish and maintain any contributory or non-contributory pension or superannuation funds for the benefit of, or give donations, gratuities, pensions, allowances or emoluments to, any persons (i) who are or were at any time in the employment or service of Unicom, or of any company which is a subsidiary of Unicom, or is allied or associated with Unicom or with any such subsidiary company, or (ii) who are or were at any time directors or officers of Unicom or of any such other company above, and have or who have had any salaried employment or had held office in Unicom or such other company, and the wives, widows, families and dependents of any such persons. The board may also establish and subsidize or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well being of Unicom or of any such other company above or of any such persons above, and may make payments for or towards the insurance of any such persons, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. Any director holding any such employment or office is entitled to participate in, and retain for his own benefit, any such donation, gratuity, pension, allowance or emolument.
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
Rotation of Directors
     At every annual general meeting, one-third of the directors for the time being, or, if the number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation, except for any director holding office as chairman or chief executive officer. The directors to retire in every year shall be those who have been in office the longest since their last election. In addition, a director appointed by the board to fill in a casual vacancy or as an addition to the board shall retire at the next following annual general meeting and shall then be eligible for re-election, but shall not be taken into account in determining the number of directors who are to retire by rotation at each annual general meeting. The retiring directors shall be eligible for re-election.

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
     In a poll, every shareholder present in person or, if the shareholder is a corporation, by duly authorized representative, or by proxy has one vote for every share of which he or she is the shareholder, and which is fully paid up or credited as fully paid up. However, no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share.
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
     In addition to any dividends declared at a general meeting upon the recommendation of the board of directors, our board of directors may, as they deem appropriate, from time to time resolve to pay to our shareholders such interim dividends as appear to our board of directors to be justified by our financial position. Our board of directors may also pay any fixed dividend that is payable on any of our shares on any other dates, whenever our financial position, in the opinion of our board of directors, justifies such payments.
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
     We may, in a general meeting, from time to time, by ordinary resolution increase our authorized share capital by the creation of new shares, and prescribe the amount of new capital and number of new shares. We may, from time to time, by ordinary resolution:
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
C. Material Contracts
     In addition to the contracts described in “B. Related Party Transactions” under Item 7, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:
•	CDMA Business Framework Agreement among us, CUCL and China Telecom, dated June 2, 2008, relating to the sale of our CDMA business and its related assets and liabilities to China Telecom;

•	CDMA Business Disposal Agreement among us, CUCL and China Telecom, dated July 27, 2008, relating to the sale of our CDMA business and its related assets and liabilities to China Telecom; and

•	Merger Agreement between CUCL and CNC China, dated October 15, 2008, relating to the merger between CUCL and CNC China.

•	Share subscription agreement between us and Telefónica, dated September 6, 2009, relating to the mutual investment of an equivalent of US$1 billion by the parties in each other.

•	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009, relating to strengthening the business of each of the companies by cooperation based on the network, business model and experience of each other.

•	Irrevocable Offer by SK Telecom, dated September 25, 2009, to the Company, for the sale of our shares held by SK Telecom to us.

•	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009.

•	Share Repurchase Agreement, dated November 3, 2009, entered into between the Company and SK Telecom.

•	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009, entered into between the Company and SK Telecom.
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
     Accordingly, we withheld the 10% EIT when we distributed our final dividend for our financial year ended December 31, 2009 in respect of the non-resident enterprise shareholders for PRC tax purposes whose names appeared on our register of members as of the record date for such dividends, and who were not individuals, unless such non-individual shareholders are able to provide documents from the relevant PRC tax authorities confirming that we are not required to withhold the 10% EIT in respect of the dividends that such shareholders are entitled to, on the basis that dividend income between two PRC resident enterprises is exempted from enterprise income tax, subject to certain conditions, under the EIT Law. In addition, certain investors hold our shares or ADSs through custodians, nominees, corporate trustees or other intermediaries and the names of these investors do not appear on our register of members. Payments of dividends to such investors are also subject to the 10% EIT withholding. These investors should enquire about the relevant procedures with the relevant custodians, nominees, trustees or other intermediaries if they wish to change the identities of the shareholders on our register of members.
Taxation of Capital Gains
     Under the new PRC income tax law, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. Because the new EIT Law has only recently taken effect, there remain substantial uncertainties as to its interpretation and application by the relevant PRC tax authorities. We intend to comply with any interpretation or notice in relation to the taxation of capital gains issued by the PRC tax authorities in the future.
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
United States
United States Federal Income Taxation
     This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs that are a hedge or as part of a straddle or a conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.
     This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.
     You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:
•	a citizen or resident of the United States,

•	a corporation organized under the laws of the United States, any States thereof, or the District of Columbia,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
     If a partnership holds the shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of its investment in the shares or ADSs.
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
Taxation of Capital Gains
     Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. Subject to the paragraph immediately below regarding gain subject to PRC tax, the gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations. Any Hong Kong stamp duty that you pay will not be a creditable tax for United States federal income tax purposes, but you may be able to deduct such stamp duty subject to limitations under the Code.
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
     Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.
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
     We are subject to risks arising from interest-bearing borrowings, including bank loans, corporate bonds, commercial paper and related party loans. The majority of our interest-bearing borrowings are loans from banks in the PRC, the majority of which bear fixed interest rates. A rise in interest rates will increase the cost of new borrowings and interest expenses of outstanding floating rate debt. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these instruments, and, therefore, could have a material adverse effect on our financial position. To mitigate our exposure to interest rate risks in connection with our borrowings denominated in foreign currencies, we may enter into designed interest rate swap agreements from time to time in the future.
     As of December 31, 2009, we had approximately RMB62.93 billion (2008: approximately RMB28.88 billion) of bank loans, commercial paper and corporate bonds at fixed rates and approximately RMB10.91 billion of bank loans and related party loans at floating rates (2008: approximately RMB1.11 billion).
     The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, which consist of short-term and long-term debt obligations, as well as the expected maturity profile of such obligations as of December 31, 2009.

								As of
								December
	Expected Maturity							31, 2009
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Fixed rate	55,104	—	—	—	—	—	55,104	55,104
Average rate (1)	1.50%	—	—	—	—	—	—	—
HK dollar-denominated loans
Variable rate	10,909	—	—	—	—	—	10,909	10,909
Average rate	0.43%	—	—	—	—	—	—	—
U.S. dollar-denominated loans
Fixed rate	31	29	26	26	26	356	494	340
Average rate	0.07%	0.06%	0.06%	0.05%	0.05%	0.01%	—	—

Euro-denominated loans
Fixed rate	31	28	28	28	28	184	327	274
Average rate	0.23%	0.23%	0.21%	0.19%	0.16%	0.09%	—	—

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2009.
     For the year ended December 31, 2009, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables were held constant, our interest expenses would have increased/decreased by approximately RMB3 million (2008: approximately RMB125 million).
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
     As of December 31, 2009, we had cash and cash equivalents and short-term bank deposits denominated in foreign currencies amounting to RMB1.55 billion (2008: approximately RMB1.32 billion). As of December 31, 2009, we had borrowings denominated in foreign currencies amounting to RMB11.73 billion (2008: approximately RMB1.10 billion).
     The following table provides information regarding our foreign currency-sensitive financial instruments,

which consist of cash and cash equivalents, short-term bank deposits, short-term and long-term debt obligations and capital commitments as of December 31, 2009 and the expected maturity profile of these debt obligations and capital commitments.

								As of
								December
	Expected Maturity							31, 2009
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents
U.S. dollars	585	—	—	—	—	—	585	585
HK dollars	285	—	—	—	—	—	285	285
Japanese yen	1	—	—	—	—	—	1	1
EURO dollars	258	—	—	—	—	—	258	258
GBP	4	—	—	—	—	—	4	4
Short-term bank deposits
U.S. dollars	336	—	—	—	—	—	336	336
HK dollars	76	—	—	—	—	—	76	76
Liabilities:
U.S. dollar-denominated loans	31	29	26	26	26	356	494	340
Euro-denominated loans	31	28	28	28	28	184	327	274
HK dollars-denominated loans	10,909	—	—	—	—	—	10,909	10,909
Off-balance sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	—	—	—	—	—	—	—	—
     If the RMB had strengthened/weakened by 10% against the foreign currencies, relative to December 31, 2009, primarily with respect to US dollars, HK dollars and Euro, while all other variables were held constant, we would have recognized additional exchange gains/losses of approximately RMB1.02 billion (2008: exchange losses/gains of approximately RMB0.02 billion) for foreign currencies-denominated cash and cash equivalents, short-term bank deposits and bank loans.
Risk Relating to Available-for-Sale Financial Assets
     The investments we hold are classified in the consolidated balance sheet as available-for-sale financial assets. These investments are subject to equity price risk, which results primarily from changes in the level or volatility of underlying equity prices. One of our significant investments is denominated in Euro and the fair value of such investment is also subject to risks associated with fluctuations of foreign exchange rate between Euro and Renminbi (our functional currency). If either (i) the share price of our invested equity securities (in Euro) had increased/decreased by 10% or (ii) the exchange rate between Euro and Renminbi had increased/decreased by 10%, in each case, relative to December 31, 2009, while all other variables are held constant, we would have reversed the recognized losses or recognized additional losses of approximately RMB584.18 million, net of tax, in our available-for-sale fair value reserve. In particular, we noticed that recently there have been significant fluctuations in Euro foreign exchange reference rates primarily due to deteriorating economic conditions and credit risks in certain eurozone countries. As of May 31, 2010, the change in the foreign exchange rate between Euro and Renminbi and, the change of the underlying equity price denominated in Euro, to a lesser extent, resulted in a depreciation of the fair value of our relevant investment by over 30%, from December 31, 2009. If Euro-related uncertainty remains, we may suffer from further loss in the fair value of our investments denominated in Euro and our financial condition may be materially adversely affected.
Item 12. Description of Securities Other than Equity Securities
     The Bank of New York Mellon, as the depositary of our ADSs, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

ADR holders must pay:		For:

•	US$5.00 (or less) per 100 ADRs (or portion thereof)	•	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property
		•	Each cancellation of an ADR, including if the deposit agreement terminates
		•	Each distribution of securities, other than shares or ADRs, treating the securities as if they were shares for purpose of calculating fees
•	US$0.02 (or less) per ADR	•	Any cash distribution (not including cash dividend distribution)
•	Registration or transfer fees	•	Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong from an ADR holder’s name to the name of the depositary or its agent when the ADR holder deposits or withdraws shares
•	Expenses of the depositary	•	Conversion of Hong Kong dollars to U.S. dollars
		•	Cable, telex and facsimile transmission expenses
		•	Servicing of the shares or deposited securities

•	Taxes and other governmental charges the depositary or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
     From January 1, 2009 to December 31, 2009, we received from the Bank of New York Mellon a total of US$316,361, net of withholding tax, reimbursement for the expenses we incurred, including but not limited to, annual stock exchange listing fee, investor relations reimbursement, non-standard out-of-pocket maintenance costs for the ADR, charges incurred in connection with services provided for by third party vendors, charges and out-of-pocket expenses for the servicing of non-registered holders. The Bank of New York Mellon also waived certain costs of US$141,839 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered shareholders. In addition, the Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain limits and conditions.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2009, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.
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
     As of December 31, 2009, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2009 was effective.
     The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report appearing on page F2.
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
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for products and services they provided for audit services, audit-related services, tax services and other services for each of the fiscal years 2008 and 2009:

	For the Year Ended
	December 31,
	2008	2009
	(in RMB thousands)
Audit services	106,850	73,200
Audit-related services	23,347	2,200
Tax services	111	560
Other	165	472

Total	130,473	76,432

     Audit services include the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and its subsidiaries. Audit services in 2008 and 2009 also include audit work in connection with the audit of the Company’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. They also include performing agreed-upon procedures on quarterly financial statements and pre-issuance reviews of interim financial statements.
     Audit-related services include other assurance and related services that can be reasonably provided by the independent auditor. In 2009, audit-related services mainly include the agreed-upon procedures in relation to the circular regarding the off-market repurchase of the Company’s shares from SK Telecom Co., Ltd. and certain internal control review services.
     Tax services include the assistance with compliance and filing of income taxes.
     Other services include providing subsidiaries of the Company with permitted advisory service on human resources system, translation service and providing the Company with access to an online database of global financial reporting literature regarding new pronouncements and guidance.

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
Item 16F. Change in Registrant’s Certifying Accountant
     Not applicable.
Item 16G. Corporate Governance
     As a company listed on both the HKSE and the NYSE, we are subject to applicable Hong Kong laws and regulations, including the HKSE Listing Rules, and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. In addition, we are subject to the listing standards of the NYSE to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, we are not required to comply with all of the corporate governance listing standards of the NYSE.
     The following is a summary of the significant differences between our corporate governance practices and those required to be followed by U.S. companies under the listing standards of the NYSE.
     Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors on its board of directors. As a listed company in Hong Kong, we are subject to the requirement under the HKSE Listing Rules that at least three members of our board of directors be independent as determined under the HKSE Listing Rules. The standards for establishing independence under the HKSE Listing Rules differ from those set forth in the NYSE Listed Company Manual. We currently have five independent directors out of a total of 10 directors.
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
     Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While we are not required to adopt any similar code under the HKSE Listing Rules, we, as required under the Sarbanes-Oxley Act, have adopted a code of ethics that is applicable to our chief executive officer, president, vice presidents, chief of 2002 financial officer, principal accounting officer and general managers and deputy general managers of each of our departments, provincial branches and local branches or persons performing similar functions. We have also adopted a code of ethics that is applicable to all of our employees.
PART III
Item 17. Financial Statements
     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18. Financial Statements
     See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.
Item 19. Exhibits

Exhibit
Number	Description of Exhibit

1.1	Memorandum of Association of Unicom, dated January 27, 2000.(1)

1.2	Amended Articles of Association of Unicom (as amended on September 16, 2008).(12)

2.1
Deposit Agreement, among Unicom, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.2	Form of specimen certificate for the shares.(1)

4.1	Reorganization Agreement between Unicom Group and CUCL, dated April 21, 2000 (together with English translation).(1)

4.2	Equity Transfer Agreement among Unicom Group, Unicom HK, Unicom BVI and Unicom, dated April 21, 2000.(1)

Exhibit
Number	Description of Exhibit

4.3	Trademark License Agreement between Unicom Group and CUCL, dated May 25, 2000 (together with English translation).(1)

4.4	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging, dated August 1, 2001 (together with English translation).(1)

4.5	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation) (3)

4.6	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New Century, dated November 20, 2002. (English translation) (3)

4.7	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation) (4)

4.8	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New World, dated November 20, 2003. (English translation) (4)

4.9	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004.(5)

4.10	Subscription Agreement between Unicom and SK Telecom, dated June 20, 2006.(6)

4.11	CDMA Network Capacity Lease Agreement among Unicom New Horizon, the A Share Company and Unicom Group, dated October 26, 2006.(7)

4.12	Transfer Agreement of the CDMA Network Capacity Lease Agreement between the A Share Company and CUCL, dated October 26, 2006. (English translation)(7)

4.13	Asset Transfer Agreement between CUCL and Unicom Group in connection with the acquisition of Unicom Guizhou, dated November 16, 2007. (English translation)(8)

4.14
Supplement Agreement among Unicom New Horizon, Unicom Group, CUCL and the A Share Company in connection with the acquisition of Unicom Guizhou and the 2006 CDMA Network Capacity Lease Agreement, dated November 16, 2007. (8)

4.15	CDMA Business Transfer Framework Agreement between us, CUCL and China Telecom dated as of June 2, 2008. (English translation)(8)

4.16	CDMA Business Disposal Agreement among Unicom, CUCL and China Telecom, dated July 27, 2008. (English summary)(12)

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

4.20	Assets and Liabilities Transfer Agreement between CNC China and Netcom Group, dated June 23, 2004. (English translation)(10)

4.21	Asset Injection Agreement among Netcom Group, Netcom BVI, CNC China and China Netcom, dated June 29, 2004. (English translation)(10)

4.22	Letter of Undertakings by Netcom Group, dated September 5, 2005. (English translation)(10)

4.23	Restructuring Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

Exhibit
Number	Description of Exhibit

4.24	Non-Competition Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.25	Trademark Licensing Agreement among CNC China, Netcom Group and China Netcom, dated October 8, 2004. (English translation)(10)

4.26	Conditional Sale and Purchase Agreement among China Netcom, Netcom BVI and Netcom Group, relating to the acquisition of CNC New Horizon BVI, dated September 12, 2005.(12)

4.27
Asset Transfer Agreement between China Netcom and Netcom Group, relating to the sale of China Netcom’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality, dated January 15, 2007.(12)

4.28	Domestic Interconnection Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.29	International Long Distance Voice Services Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.30	Engineering and Information Technology Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.31	Master Sharing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.32	Property Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.33	Materials Procurement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.34	Ancillary Telecommunications Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.35	Support Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.36	Telecommunications Facilities Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.37	Information and Communications Technology Agreement between China Netcom System Integration and Netcom Group, dated November 6, 2007. (English translation)(12)

4.38
Equity Interest Transfer Agreement between China Netcom Group System Integration and China Netcom Group Beijing Communications Corporation, relating to the acquisition of Design Institute, dated December 5, 2007. (English translation)(11)

4.39	Framework Agreement for Interconnection Settlement between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.40	Framework Agreement for Engineering and Information Technology Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.41	Framework Agreement for Property Leasing Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.42	Framework Agreement for Ancillary Telecommunications Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.43	Framework Agreement for Support Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.44	Framework Agreement for Telecommunications Facilities Leasing between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

Exhibit
Number	Description of Exhibit

4.45	Comprehensive Services Agreement between Unicom Group and the A Share Company, dated August 12, 2008. (English translation)(12)

4.46	Transfer Agreement among the A Share Company, CUCL and CNC China, in connection with the Comprehensive Services Agreement, dated August 12, 2008. (English translation)(12)

4.47	Merger Agreement between CUCL and CNC China, relating to the merger between CUCL and CNC China, dated October 15, 2008. (English translation)(12)

4.48
Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009. (12)

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009.(12)

4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009.(12)

4.51	Subscription Agreement between China Unicom (Hong Kong) Limited and Telefónica S.A., dated September 6, 2009. *

4.52	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009.*

4.53	Irrevocable Offer by SK Telecom, dated September 25, 2009.*

4.54	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009.*

4.55	Share Repurchase Agreement, dated November 3, 2009.*

4.56	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009.*

8.1	List of our significant subsidiaries.*

11.1	Code of Ethics for Senior Officers.(4)

11.2	Employee Code of Ethics. (English translation)(6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).*

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).*

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).*
     We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11938) filed with the SEC in connection with our initial public offering in June 2000.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-11952) filed with the SEC with respect to American Depositary Shares representing our shares.

(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2002.

(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2003.

(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2004.

(6)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2005.

(7)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2006.

(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2007.

(9)	Incorporated by reference to Schedule 13D/A (File No. 5-51154) filed by China Netcom Group Corporation (BVI) Limited, China Network Communications Group Corporation, China United Network Communications Group Company Limited, China United Telecommunications Corporation Limited, and China Unicom (BVI) Limited, filed on December 24, 2008.

(10)	Incorporated by reference to China Netcom’s Registration Statement on Form F-1 (File No. 333-119786) filed with the SEC in connection with its initial public offering in November 2004.

(11)	Incorporated by reference to China Netcom’s Annual Report on Form 20-F (File No. 1-32332) for the year ended December 31, 2007.

(12)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2008.

*	Filed herewith.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
     Date: June 18, 2010

CHINA UNICOM (HONG KONG) LIMITED
By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA UNICOM (HONG KONG) LIMITED
(Incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) with limited liability)
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of China Unicom (Hong Kong) Limited and its subsidiaries (together, the “Group”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ PricewaterhouseCoopers
Hong Kong
June 18, 2010

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009
(All amounts in Renminbi (“RMB”) millions)

		As of December 31
		2008
		As restated
	Note	(Note 2.2 (a))	2009	2009
		RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	6	285,469	351,157	51,445
Lease prepayments	7	7,863	7,729	1,132
Goodwill	8	2,771	2,771	406
Deferred income tax assets	9	5,334	5,202	762
Available-for-sale financial assets	12	95	7,977	1,168
Other assets	10	9,087	11,596	1,699

		310,619	386,432	56,612

Current assets
Inventories and consumables	13	1,092	2,412	353
Accounts receivable, net	14	9,341	8,825	1,293
Prepayments and other current assets	15	2,715	4,252	623
Amounts due from ultimate holding company	39.1	169	—	—
Amounts due from related parties	39.1	128	53	8
Amounts due from domestic carriers	39.2	974	1,134	166
Proceeds receivable for disposal of the CDMA business	35, 39.2	13,140	5,121	750
Short-term bank deposits	16	337	996	146
Cash and cash equivalents	17	10,237	7,820	1,146

		38,133	30,613	4,485

Total assets		348,752	417,045	61,097

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	18	2,329	2,310	339
Share premium	18	166,784	173,435	25,408
Reserves	19	(15,464)	(18,088)	(2,650)
Retained profits
— Proposed final dividend	36	4,754	3,770	552
— Others		49,322	45,038	6,598

		207,725	206,465	30,247

Minority interest in equity		2	2	—

Total equity		207,727	206,467	30,247

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
AS OF DECEMBER 31, 2008 AND 2009
(All amounts in RMB millions)

		As of December 31
		2008
		As restated
	Note	(Note 2.2 (a))	2009	2009
		RMB	RMB	US$
LIABILITIES
Non-current liabilities
Long-term bank loans	20	997	759	111
Corporate bonds	21	7,000	7,000	1,026
Deferred income tax liabilities	9	16	245	36
Deferred revenue		3,398	2,562	375
Other obligations	23	1,681	187	27

		13,092	10,753	1,575

Current liabilities
Accounts payable and accrued liabilities	24	67,509	104,072	15,247
Taxes payable		11,307	912	134
Amounts due to ultimate holding company	39.1	—	308	45
Amounts due to related parties	39.1	1,658	5,438	797
Amounts due to domestic carriers	39.2	956	1,136	166
Payables in relation to disposal of the CDMA business	39.2	4,232	7	1
Dividend payable	36	149	331	48
Commercial paper	25	10,000	—	—
Short-term bank loans	26	10,780	63,909	9,363
Current portion of long-term bank loans	20	1,216	62	9
Current portion of deferred revenue		2,200	1,397	205
Current portion of other obligations	23	3,012	2,534	371
Advances from customers		14,914	19,719	2,889

		127,933	199,825	29,275

Total liabilities		141,025	210,578	30,850

Total equity and liabilities		348,752	417,045	61,097

Net current liabilities		(89,800)	(169,212)	(24,790)

Total assets less current liabilities		220,819	217,220	31,822

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions, except per share data)

			Year ended December 31
			2007	2008
			As restated	As restated
	Note		(Note 2.2(a))	(Note 2.2 (a))	2009	2009
Continuing operations			RMB	RMB	RMB	US$
Revenue	5, 27, 39		159,940	159,792	153,945	22,553

Interconnection charges			(12,198)	(13,038)	(12,955)	(1,898)
Depreciation and amortization			(47,625)	(47,961)	(47,587)	(6,971)
Networks, operations and support expenses	28		(17,877)	(18,736)	(21,728)	(3,183)
Leasing fee for telecommunications networks in Southern China	4.2	(b)	—	—	(2,000)	(293)
Employee benefit expenses	29		(19,398)	(20,758)	(21,931)	(3,213)
Other operating expenses	30		(36,353)	(37,748)	(36,723)	(5,380)
Finance costs	31		(3,241)	(2,423)	(1,036)	(152)
Interest income			305	265	91	13
Impairment loss on property, plant and equipment	6		—	(11,837)	—	—
Realized loss on changes in fair value of derivative component of convertible bonds	22		(569)	—	—	—
Realized gain on changes in fair value of derivative financial instrument	32		—	—	1,239	182
Other income — net	33		5,100	2,097	962	141

Income from continuing operations before income tax			28,084	9,653	12,277	1,799
Income tax expenses	9		(7,175)	(1,828)	(2,721)	(399)

Income from continuing operations			20,909	7,825	9,556	1,400

Discontinued operations
Income from discontinued operations	35		656	1,438	—	—
Gain on disposal of discontinued operations	35		—	26,135	—	—

Net income			21,565	35,398	9,556	1,400

Attributable to:
Equity holders of the Company			21,565	35,398	9,556	1,400
Minority interest			—	—	—	—

			21,565	35,398	9,556	1,400

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF INCOME (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions, except per share data)

		Year ended December 31
		2007	2008
		As restated	As restated
	Note	(Note 2.2 (a))	(Note 2.2 (a))	2009	2009
		RMB	RMB	RMB	US$
Earnings per share for income attributable to equity holders of the Company during the year

Basic earnings per share (RMB)	37	0.93	1.49	0.40	0.06

Diluted earnings per share (RMB)	37	0.92	1.48	0.40	0.06

Earnings per ADS for income attributable to equity holders of the Company during the year

Basic earnings per ADS (RMB)	37	9.35	14.90	4.02	0.59

Diluted earnings per ADS (RMB)	37	9.25	14.79	4.00	0.59

Earnings per share for income from continuing operations attributable to equity holders of the Company during the year

Basic earnings per share (RMB)	37	0.90	0.33	0.40	0.06

Diluted earnings per share (RMB)	37	0.89	0.33	0.40	0.06

Earnings per ADS for income from continuing operations attributable to equity holders of the Company during the year

Basic earnings per ADS (RMB)	37	9.06	3.29	4.02	0.59

Diluted earnings per ADS (RMB)	37	8.97	3.27	4.00	0.59

Earnings per share for income from discontinued operations attributable to equity holders of the Company during the year

Basic earnings per share (RMB)	37	0.03	1.16	—	—

Diluted earnings per share (RMB)	37	0.03	1.15	—	—

Earnings per ADS for income from discontinued operations attributable to equity holders of the Company during the year

Basic earnings per ADS (RMB)	37	0.29	11.61	—	—

Diluted earnings per ADS (RMB)	37	0.28	11.52	—	—

Details of dividends attributable to equity holders of the Company for the years ended December 31, 2007, 2008 and 2009 are set out in Note 36.
The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)

	Year ended December 31
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Net income	21,565	35,398	9,556	1,400

Other comprehensive income/(loss)
Fair value gains/(losses) on available-for-sale financial assets	246	(188)	(71)	(10)
Tax effect on fair value (gains)/losses on available-for-sale financial assets	(81)	47	33	5

Fair value gains/(losses) on available-for-sale financial assets, net of tax	165	(141)	(38)	(5)
Currency translation differences	(15)	(29)	—	—

Other comprehensive income/(loss) for the year, net of tax	150	(170)	(38)	(5)

Total comprehensive income for the year	21,715	35,228	9,518	1,395

Total comprehensive income attributable to:
Equity holders of the Company	21,715	35,228	9,518	1,395
Minority interest	—	—	—	—

	21,715	35,228	9,518	1,395

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)

	Attributable to equity holders of the Company
			Employee		Available-
			share-based		for-sale fair
	Share	Share	compensation	Revaluation	value	Statutory	Other	Retained		Minority	Total
	capital	premium	reserve	reserve	reserve	reserves	Reserve	profits	Total	interest	equity
Balance at January 1, 2007 (As previously reported)	1,344	53,223	389	3,150	—	14,830	41,116	39,214	153,266	3	153,269
Adjusted for 2009 Business Combination under common control (Note 1)	—	—	—	39	1	827	4,957	(6,467)	(643)	4	(639)

Balance at January 1, 2007 (As restated)	1,344	53,223	389	3,189	1	15,657	46,073	32,747	152,623	7	152,630

Total comprehensive income/(loss) for the year	—	—	—	—	165	—	(15)	21,565	21,715	—	21,715
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	(2,179)	—	—	(84)	2,263	—	—	—
Effect of change of statutory income tax rate on deferred tax recognized in equity	—	—	—	135	19	—	(664)	—	(510)	—	(510)
Consideration for purchase of entity under common control (Note 1)	—	—	—	—	—	—	(1,179)	—	(1,179)	—	(1,179)
Distributions due to business combinations of entities and business under common control (Note 1)	—	—	—	—	—	—	(101)	(48)	(149)	—	(149)
Transfer of net income to other reserve due to purchase of Guizhou Business under common control (Note 1)	—	—	—	—	—	—	95	(95)	—	—	—
Capitalization of retained profits	—	—	—	—	—	—	17,295	(17,295)	—	—	—
Transfer to statutory reserves	—	—	—	—	—	1,517	—	(1,517)	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	1,591	—	(1,591)	—	—	—
Equity-settled share option schemes:
—Value of employee services	—	—	216	—	—	—	—	—	216	—	216
—Issuance of shares upon exercise of options (Note 34)	5	366	(89)	—	—	—	250	—	532	—	532
Conversion of convertible bonds (Note 22)	88	10,731	—	—	—	—	—	—	10,819	—	10,819
Dividends relating to 2006 (Note 36)	—	—	—	—	—	—	—	(5,885)	(5,885)	—	(5,885)

Balance at December 31, 2007 (As restated)	1,437	64,320	516	1,145	185	18,765	61,670	30,144	178,182	7	178,189

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)

	Attributable to equity holders of the Company
			Employee		Available-
			share-based		for-sale fair
	Share	Share	compensation	Revaluation	value	Statutory	Other	Retained		Minority	Total
	capital	premium	reserve	reserve	reserve	reserves	Reserve	profits	Total	interest	equity
Balance at January 1, 2008 (As previously reported)	1,437	64,320	516	1,113	—	17,933	56,713	36,480	178,512	4	178,516
Adjusted for 2009 Business Combination under common control (Note 1)	—	—	—	32	185	832	4,957	(6,336)	(330)	3	(327)

Balance at January 1, 2008 (As restated)	1,437	64,320	516	1,145	185	18,765	61,670	30,144	178,182	7	178,189

Total comprehensive (loss)/income for the year	—	—	—	—	(141)	—	(29)	35,398	35,228	—	35,228
Effect of 2009 Business Combination	—	—	—	—	—	(201)	2,062	(1,861)	—	—	—
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	(984)	—	—	(70)	1,054	—	—	—
Transfer to statutory reserves	—	—	—	—	—	886	—	(886)	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	3,542	—	(3,542)	—	—	—
Equity-settled share option schemes:
—Value of employee services	—	—	96	—	—	—	—	—	96	—	96
—Issuance of shares upon exercise of options (Note 34)	3	252	(72)	—	—	—	267	—	450	—	450
Issuance of shares in connection with 2008 Business Combination (Note 1)	889	102,212	—	—	—	—	(103,101)	—	—	—	—
Transfer out upon disposal of the CDMA business	—	—	—	—	—	—	—	—	—	(5)	(5)
Dividends relating to 2007 (Note 36)	—	—	—	—	—	—	—	(6,231)	(6,231)	—	(6,231)

Balance at December 31, 2008 (As restated)	2,329	166,784	540	161	44	22,992	(39,201)	54,076	207,725	2	207,727

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)

	Attributable to equity holders of the Company
				Employee
			Capital	share-based		Available for
	Share	Share	redemption	compensation	Revaluation	-sale fair value	Statutory	Other	Retained		Minority	Total
	capital	premium	reserve	reserve	reserve	reserve	reserves	Reserve	profits	Total	interest	equity
Balance at January 1, 2009 (As previously reported)	2,329	166,784	—	540	136	—	22,361	(46,220)	60,780	206,710	—	206,710
Adjusted for 2009 Business Combination under common control (Note 1)	—	—	—	—	25	44	631	7,019	(6,704)	1,015	2	1,017

Balance at January 1, 2009 (As restated)	2,329	166,784	—	540	161	44	22,992	(39,201)	54,076	207,725	2	207,727

Total comprehensive (loss)/income for the year	—	—	—	—	—	(38)	—	—	9,556	9,518	—	9,518
Transfer of profit of entities under common control to Unicom Group in relation to 2009 Business Combination	—	—	—	—	—	—	—	—	(64)	(64)	—	(64)
Consideration for 2009 Business Combination under common control (Note 1)	—	—	—	—	—	—	—	(3,896)	—	(3,896)	—	(3,896)
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	—	(55)	—	—	—	55	—	—	—
Transfer to statutory reserves	—	—	—	—	—	—	490	—	(490)	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	769	—	(769)	—	—	—
Equity-settled share option schemes:
—Value of employee services	—	—	—	27	—	—	—	—	—	27	—	27
Issuance of shares for mutual investment by the Company and Telefónica (Note 18 & Note 32)	60	6,651	—	—	—	—	—	—	—	6,711	—	6,711
Off-market share repurchase (Note 18)	(79)	—	79	—	—	—	—	—	(8,802)	(8,802)	—	(8,802)
Dividends relating to 2008 (Note 36)	—	—	—	—	—	—	—	—	(4,754)	(4,754)	—	(4,754)

Balance at December 31, 2009	2,310	173,435	79	567	106	6	24,251	(43,097)	48,808	206,465	2	206,467

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)

			Year ended December 31
			2007	2008
			As restated	As restated
	Note		(Note 2.2 (a))	(Note 2.2 (a))	2009	2009
			RMB	RMB	RMB	US$
Cash flows from operating activities
Cash generated from continuing operations	(a	)	80,252	67,794	63,990	9,375
Interest received			308	269	93	14
Interest paid			(3,511)	(3,011)	(1,681)	(246)
Income tax paid			(8,195)	(7,811)	(4,669)	(684)

Net cash inflow from operating activities of continuing operations			68,854	57,241	57,733	8,459
Net cash inflow from operating activities of discontinued operations	35		837	656	—	—

Net cash inflow from operating activities			69,691	57,897	57,733	8,459

Cash flows from investing activities
Purchase of property, plant and equipment			(41,934)	(48,127)	(78,130)	(11,446)
Proceeds from disposal of property, plant and equipment and other assets			148	488	611	90
Dividends received from available-for-sale financial assets			4	3	177	26
Consideration for purchase of business and entities under common control			(3,139)	(5,880)	(3,896)	(571)
(Increase)/decrease in short-term bank deposits			(433)	415	(659)	(97)
Purchase of other assets			(2,416)	(1,641)	(3,411)	(500)

Net cash outflow from investing activities of continuing operations			(47,770)	(54,742)	(85,308)	(12,498)
Net cash (outflow) /inflow from investing activities of discontinued operations	35		(25)	29,489	(5,039)	(738)

Net cash outflow from investing activities			(47,795)	(25,253)	(90,347)	(13,236)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)

		Year ended 31 December
		2007	2008
		As restated	As restated
	Note	(Note 2.2 (a))	(Note 2.2 (a))	2009	2009
		RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from exercise of share options		532	450	—	—
Proceeds from commercial paper		20,000	10,000	—	—
Proceeds from short-term bank loans		63,837	50,714	96,204	14,094
Proceeds from long-term bank loans		2,559	2,888	—	—
Proceeds from issuance of corporate bonds		2,000	5,000	—	—
Proceeds from related party loans		2,249	—	2,114	310
Repayment of commercial paper		(16,646)	(20,000)	(10,000)	(1,465)
Repayment of short-term bank loans		(82,965)	(51,784)	(43,075)	(6,311)
Repayment of long-term bank loans		(13,416)	(23,832)	(1,406)	(206)
Repayment of capital element of finance lease payments		(890)	(101)	—	—
Repayment of related party loans		—	(2,222)	—	—
Payment of prior year profit transfer		(1,180)	(101)	(266)	(39)
Consideration for off-market share repurchase		—	—	(8,802)	(1,290)
Dividends paid to equity holders	36	(5,885)	(6,082)	(4,572)	(670)

Net cash (outflow)/inflow from financing activities of continuing operations		(29,805)	(35,070)	30,197	4,423
Net cash outflow from financing activities of discontinued operations		—	—	—	—

Net cash (outflow)/inflow from financing activities		(29,805)	(35,070)	30,197	4,423

Net cash (outflow)/inflow from continuing operations		(8,721)	(32,571)	2,622	384
Net cash inflow/(outflow) from discontinued operations	35	812	30,145	(5,039)	(738)

Net decrease in cash and cash equivalents		(7,909)	(2,426)	(2,417)	(354)
Cash and cash equivalents, beginning of year		20,572	12,663	10,237	1,500

Cash and cash equivalents, end of year	17	12,663	10,237	7,820	1,146

Analysis of the balances of cash and cash equivalents:

Cash balances		11	8	7	1
Bank balances		12,652	10,229	7,813	1,145

		12,663	10,237	7,820	1,146

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)
(a)	The reconciliation of income from continuing operations before income tax to cash generated from continuing operations is as follows:

	Year ended December 31
	2007	2008
	As restated	As restated
	(Note 2.2 (a))	(Note 2.2 (a))	2009	2009
	RMB	RMB	RMB	US$
Income from continuing operations before income tax	28,084	9,653	12,277	1,799
Adjustments for:
Depreciation and amortization	47,625	47,961	47,587	6,971
Interest income	(305)	(265)	(91)	(13)
Finance costs	2,932	2,153	828	121
Loss/(gain) on disposal of property, plant and equipment and other assets	140	(10)	(91)	(14)
Gain on non-monetary assets exchange	(386)	(1,305)	(38)	(6)
Share-based compensation costs	170	84	27	4
Provision for doubtful debts	2,260	3,025	2,355	345
Impairment loss on property, plant and equipment	—	11,837	—	—
Realized loss on changes in fair value of derivative component of convertible bonds	569	—	—	—
Realized gain on changes in fair value of derivative financial instruments	—	—	(1,239)	(182)
Dividends from available-for-sale financial assets	(4)	(3)	(215)	(32)

Changes in working capital:
Increase in accounts receivable	(2,021)	(2,044)	(1,839)	(269)
Decrease /(increase) in inventories and consumables	7	(126)	(1,320)	(193)
Decrease/(increase) in other assets	1,638	834	(125)	(18)
(Increase)/decrease in prepayments and other current assets	(939)	1,000	(1,539)	(225)
(Increase)/decrease in amounts due from related parties	(34)	116	75	11
Decrease/(increase) in amounts due from domestic carriers	52	267	(160)	(23)
Increase/(decrease) in accounts payable, accrued liabilities and taxes payable	3,338	(2,156)	4,659	682
Increase in advances from customers	533	1,653	4,805	704
Decrease in deferred revenue	(2,880)	(2,993)	(1,639)	(240)
Decrease in other obligations	(863)	(767)	(2,101)	(307)
Increase/(decrease) in amounts due to ultimate holding company	735	(1,733)	413	61
(Decrease)/increase in amounts due to related parties	(120)	(551)	1,942	284
(Decrease)/increase in amounts due to domestic carriers	(279)	396	180	26
Increase/(decrease) in payables in relation to disposal of the CDMA business	—	768	(761)	(111)

Cash generated from continuing operations	80,252	67,794	63,990	9,375

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)
(b)	Major non-cash transactions:
(i)	Payables to equipment suppliers for construction-in-progress during 2009 increased by approximately RMB33.1 billion (2007: approximately RMB1.3 billion; 2008: approximately RMB19.8 billion).
(ii)	On October 21, 2009, the Company and Telefónica S.A. (“Telefónica”) completed the mutual investment of the equivalent of USD1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HKD11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of Euro17.24 each to the Company. Please refer to Note 18 and Note 32 for details.
(iii)	On October 15, 2008, the Company issued 10,102,389,377 ordinary shares of HKD0.10 each at a price of HKD11.60 per share with fair value or total price of approximately RMB103.1 billion (equivalent to approximately HKD117.2 billion) in exchange for the entire issued share capital of China Netcom Group Corporation (Hong Kong) Limited. Please refer to Note 1 and Note 18 for details.
(iv)	On August 20, 2007, convertible bonds of USD1 billion outstanding as of December 31, 2006 were fully converted into 899,745,075 ordinary shares of HKD0.10 each of the Company. Please refer to Note 22 for details.
(v)	For the years ended December 31, 2007, 2008 and 2009, the Group replaced copper cables in certain fixed-line network infrastructure with optical fibers and related equipment. Some of this replacement was done through non-monetary assets exchanges with suppliers, through which optical fibers and related equipment were received in exchange for the Group’s own copper cables. The cost of the assets received was recorded at the fair value of the assets surrendered. In 2009, the net book value and fair value of copper cables surrendered were RMB60 million (2007: RMB182 million; 2008: RMB805 million) and RMB98 million (2007:RMB568 million; 2008: RMB2,110 million), respectively. Gain on the non-monetary assets exchange of RMB38 million (2007:RMB386 million; 2008: RMB1,305 million) was recognized in the statement of income for the year ended December 31, 2009.

CHINA UNICOM (HONG KONG) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)
1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. After disposal of the CDMA business to China Telecom Corporation Limited (“China Telecom”) on October 1, 2008, the merger with China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) on October 15, 2008 and the launch of WCDMA mobile business on October 1, 2009, the principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the “Mobile business”, the services aforementioned other than the Mobile business is hereinafter collectively referred to as the “Fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of its registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited (“SEHK”) on June 22, 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on June 21, 2000.

On November 15, 2008, the Company was notified by its substantial shareholders, namely China Unicom (BVI) Limited (“Unicom BVI”) and China Netcom Group Corporation (BVI) Limited (“Netcom BVI”), that their respective parent companies, namely, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, the parent company of Unicom BVI, hereinafter referred to as “Unicom Group”) and China Network Communications Group Corporation (a state-owned enterprise established in the PRC, the parent company of Netcom BVI, hereinafter referred to as “Netcom Group”), had agreed to undertake a merger (the “Parent Merger”). On January 6, 2009, the Company was notified by its substantial shareholders that the Parent Merger, through the absorption of Netcom Group by Unicom Group, had been approved by the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) and had become effective. As a result of the Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group, all the assets, liabilities and business of Netcom Group including the connected transaction agreements with the Group have vested in Unicom Group and Unicom Group remains the ultimate holding company of the Company.

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)
(a)	Acquisitions of certain assets and businesses from Unicom Group and Netcom Group in 2009

On January 31, 2009, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) completed the acquisition from Unicom Group and Netcom Group of (i) the fixed-line business, but not the underlying telecommunications networks, across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the “Fixed-line Business in Southern China”) and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries (“Target Assets”); (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited (“Unicom Xingye”) owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute Company Limited (“CITDCI”) owned by Unicom Group and (v) a 100% equity interest in New Guoxin Telecom Corporation of China Unicom (“New Guoxin”) owned by Unicom Group at a consideration of approximately RMB4.43 billion. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the “Target Business” and the acquisition of the Target Business is referred to as the “2009 Business Combination”.

(b)	Lease of telecommunications networks in Southern China from Unicom New Horizon Mobile Telecommunications Company Limited in 2009

In connection with the 2009 Business Combination, on December 16, 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group) entered into an agreement (the “Network Lease Agreement”) in relation to the lease (the “Lease”) of the fixed-line telecommunications networks of the 21 provinces in Southern China (“Telecommunications Networks in Southern China”) by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ending December 31, 2009 and December 31, 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted to CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of the networks determined by an independent appraiser.

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)
(c)	Merger between CUCL and China Netcom (Group) Company Limited in 2009

On January 1, 2009, as part of the Company’s integration with China Netcom, the Company completed the reorganization of its wholly-owned subsidiaries, namely (i) CUCL and (ii) China Netcom (Group) Company Limited (“CNC China”, a wholly-owned foreign enterprise established in the PRC and a wholly-owned subsidiary of China Netcom), pursuant to which CUCL merged with, and absorbed, CNC China. The merged company retains the name of China United Network Communications Corporation Limited and remains a wholly-owned subsidiary of the Company. The CNC China mentioned below represents CNC China before the merger with CUCL on January 1, 2009.

The merger between CUCL and CNC China does not have any impact on the consolidated financial statements.

(d)	2008 disposal and business combination activities
•	Disposal of the Group’s CDMA business to China Telecom in 2008

On October 1, 2008, the Company completed disposal of the CDMA business to China Telecom in accordance with the CDMA business framework agreement (“the Framework Agreement”) and the CDMA business disposal agreement (“the Disposal Agreement”) entered into among the Company, CUCL and China Telecom.

•	Merger between the Company and China Netcom by way of a scheme of arrangement of China Netcom in 2008 (hereinafter referred to as the “2008 Business Combination”)

On October 15, 2008, the Company completed its merger with China Netcom by way of a scheme of arrangement of China Netcom (the “Scheme”) under Section 166 of the Hong Kong Companies Ordinance. The consideration for the 2008 Business Combination was approximately HKD117.2 billion which was satisfied by the issuance of 10,102,389,377 ordinary shares of HKD0.10 each of the Company to the shareholders of China Netcom.

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)
(e)	2007 disposal and business combination activities
•	Disposal of the fixed-line telecommunications and operations in Guangdong province and Shanghai municipality branches (“Guangdong and Shanghai Branches”)

On February 28, 2007, the Company’s wholly-owned subsidiary, CNC China completed its sale of assets and liabilities in relation to the fixed-line telecommunication operations in Guangdong and Shanghai Branches in the PRC to Netcom Group at a cash consideration of RMB 3.5 billion. The Guangdong and Shanghai Branches were reacquired by the Group during the 2009 Business Combination (Note 1(a) and Note 2.2(c)).

•	Purchase of assets and business of Guizhou branch of Unicom Group

On December 31, 2007, CUCL completed its purchase of the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon) of Guizhou branch of Unicom Group (“Guizhou Business”) at a cash consideration of RMB880 million. In addition, pursuant to an asset transfer agreement, the income or loss of the Guizhou Business for the period from December 31, 2006 to December 31, 2007 (i.e. the effective date of the acquisition) was transferred to Unicom Group.

•	Acquisition of Beijing Telecommunications Planning and Designing Institute Corporation Limited (“Beijing Telecom P&D Institute”)

On December 31, 2007, China Netcom Group System Integration Limited Corporation (“System Integration Corporation”, a wholly-owned subsidiary of CNC China) completed its acquisition of the entire equity interest of Beijing Telecom P&D Institute from China Netcom Group Beijing Communications Corporation (“Beijing Communications Corporation”, a subsidiary of Netcom Group) at a total consideration of RMB299 million.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1	Statement of Compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB’’), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs’’) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs’’), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs’’) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA’’), are consistent with IFRSs. These financial statements also comply with HKFRSs.

2.2	Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of property, plant and equipment (other than buildings and telecommunications equipment of the Mobile business), available-for-sale financial assets and derivative financial instrument at fair value through income or loss. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance of the PRC, which became effective from January 1, 2007 with certain transitional provisions. There are certain differences between the Group’s IFRSs/HKFRSs financial statements and PRC statutory financial statements. The principal adjustments made to the PRC statutory financial statements to conform to IFRSs/HKFRSs include the following:
•	reversal of the revaluation surplus or deficit and related depreciation and amortization charges arising from the revaluation of assets (mainly property, plant and equipment) performed by independent valuers for the purpose of reporting to relevant PRC government authorities;

•	recognition of the revaluation surplus or deficit and related depreciation charges for the purpose of reporting the property, plant and equipment (other than buildings and telecommunications equipment of the Mobile business) at revalued amounts under IFRSs/HKFRSs;

•	recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;

•	capitalization of the direct costs associated with the acquisition of subsidiaries prior to 2005;

•	additional capitalization of borrowing costs prior to the adoption of CAS on January 1, 2007;

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
•	capitalization and amortization of upfront non-refundable revenue and the related direct incremental costs for activating mobile subscribers prior to the adoption of CAS on January 1, 2007; and

•	adjustments for deferred taxation in relation to IFRSs/HKFRSs adjustments.

(a)	Business Combination of Entities and Business under Common Control and Purchase of Target Assets

The 2009 Business Combination was considered a business combination of entities and businesses under common control as the Target Business before and after the acquisition was both under the control of Unicom Group, the Group’s ultimate holding company.

The merger between the Company and China Netcom in 2008 was considered a business combination of entities under common control as their respective ultimate holding companies, namely Unicom Group and Netcom Group, were both under the common control of SASAC. Further, the 2008 Business Combination was carried out by reference to the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector dated May 24, 2008 jointly issued by the Ministry of Industry and Information Technology (“MIIT”), the National Development and Reform Commission (“NDRC”) and the Ministry of Finance of the PRC. As set out in Note 1, Unicom Group and Netcom Group had merged on January 6, 2009 following the merger between the Company and China Netcom.

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

Under HKFRSs, the above transactions were accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(a)	Business Combination of Entities and Business under Common Control and Purchase of Target Assets (Continued)

Under IFRSs/HKFRSs, the purchase of the Target Assets in 2009 of approximately RMB0.53 billion was accounted for as an asset purchase in accordance with IAS/HKAS 16 “Property, plant and equipment” in the period of purchase.

(b)	Summary of the restatement to 2007 and 2008 comparative financial information

The impact of the restatement of 2007 and 2008 comparative financial information in connection with the 2009 Business Combination is summarized as follows:

	As	2009
	previously	Business
	reported	Combination	Eliminations	As restated
For the year ended December 31, 2007

Results of continuing operations:
Revenue	150,687	12,618	(3,365)	159,940
Net income	20,158	799	(48)	20,909

	As	2009
	previously	Business
	reported	Combination	Eliminations	As restated
For the year ended December 31, 2008

Results of continuing operations:
Revenue	148,906	14,337	(3,451)	159,792
Net income	6,340	1,537	(52)	7,825

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(b)	Summary of the restatement to 2007 and 2008 comparative financial information (Continued)

	As previously	2009 Business
	reported	Combination	Eliminations	As restated
As of December 31, 2008

Financial position:
Non-current assets	308,804	1,959	(144)	310,619
Current assets	36,120	3,450	(1,437)	38,133
Total assets	344,924	5,409	(1,581)	348,752
Non-current liabilities	12,995	97	—	13,092
Current liabilities	125,219	4,062	(1,348)	127,933
Total liabilities	138,214	4,159	(1,348)	141,025
Net assets	206,710	1,250	(233)	207,727
(c)	Discontinued Operations

On June 2, 2008, the Company, CUCL and China Telecom entered into the Framework Agreement to dispose of the assets and liabilities in relation to the CDMA business and the disposal was completed on October 1, 2008. In accordance with IFRS/HKFRS 5 “Non-current assets held for sale and discontinued operations” issued by the IASB/HKICPA (“IFRS/HKFRS 5”), the results and cash flows of the operations of the CDMA operating segment of the Group have been presented as discontinued operations in the consolidated statements of income and statements of cash flows of the Group for the years ended December 31, 2007 and 2008. The difference between the consideration received and receivable and the book value of net assets disposed of is recorded as “gain on disposal of discontinued operations” in the consolidated statement of income for the year ended December 31, 2008.

As discussed in Note 1(e), in 2007, CNC China completed its disposal of assets and liabilities in relation to the fixed-line telecommunication operations in Guangdong and Shanghai Branches in the PRC to Netcom Group. After considering that the Guangdong and Shanghai Branches were reacquired by the Group as part of the 2009 Business Combination, the results and cash flows for the operations of Guangdong and Shanghai Branches have not been presented as discontinued operations in the consolidated statement of income and statement of cash flows of the Group for the year ended December 31, 2007, and the previously recorded gain on the disposal amounting to approximately RMB626 million was derecognized in the consolidated statement of income for the year ended December 31, 2007.

For details, please refer to Note 35.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(d)	Going Concern Assumption

As of December 31, 2009, current liabilities of the Group exceeded current assets by approximately RMB169.2 billion (2008: approximately RMB89.8 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:
•	The Group’s continuous net cash inflow from operating activities;

•	Revolving banking facilities of approximately RMB113.3 billion, of which approximately RMB58.8 billion was unutilized as of December 31, 2009; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.
In addition, the Group will continue to optimize its fund raising strategy from the short, medium and long-term perspectives and will consider the opportunities in the current capital market to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2009 have been prepared under the going concern basis.

(e)	Critical Accounting Estimates and Judgment

The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates significant to the consolidated financial statements are disclosed in Note 4.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(f)	New Accounting Standards, Amendments and Interpretations Pronouncements
(i)	The following revised standard is early adopted by the Group

•	IAS/HKAS 24 (revised) “Related party disclosure” (effective from January 1, 2011). The revised standard primarily amends the disclosure requirements applicable to transactions and balances with government-related entities and the government. The revised standard also clarifies and simplifies the definition of a related party. Upon the early adoption of IAS/HKAS 24 (revised), the Group revised the disclosure on the transactions and balances with the major state-owned financial institutions in its related party transactions footnote. Please refer to Note 39 for details.

(ii)	The following new and amended IFRSs/HKFRSs are adopted by the Group as of January 1, 2009

•	IFRS/HKFRS 2 (amendment), “Share-based payment” (effective from January 1, 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment does not have any material impact on the Group’s consolidated financial statements.

•	IFRS/HKFRS 7 (amendment) “Financial instruments — Disclosures” (effective from January 1, 2009). The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on net income and earnings per share. Please refer to Note 3 for details.

•	IFRS/HKFRS 8, “Operating segments” (effective from January 1, 2009). IFRS/HKFRS 8 replaces IAS/HKAS 14, “Segment reporting”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes.

The adoption of IFRS/HKFRS 8, the completion of 2009 Business Combination and the launch of the WCDMA mobile business in 2009 have not resulted in changes in the number of reportable segments presented and operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The CODM has been identified as the Board of Directors. Starting from 2009, the CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segment. Other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be directly identified to specific operating segments, are presented as unallocated amounts. The 2007 and 2008 comparative financial information has been restated to conform to current year’s presentation. Please refer to Note 5 for details.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(f)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)
(ii)	The following new and amended IFRSs/HKFRSs are adopted by the Group as of January 1, 2009 (Continued)

•	IAS/HKAS 1 (revised) “Presentation of financial statements” (effective from January 1, 2009). The revised standard prohibits the presentation of items of income and expenses (that is, “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity in a statement of comprehensive income. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been re-presented so that it is also in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on the net income and earnings per share.

•	IAS/HKAS 23 (Revised), “Borrowing costs” (effective from January 1, 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. As the Group had previously capitalized borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, the adoption of IAS/HKAS 23 (revised) does not have any impact on the Group’s consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(f)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)
(ii)	The following new and amended IFRSs/HKFRSs are adopted by the Group as of January 1, 2009 (Continued)

•	IASB’s annual improvement project published in May 2008/HKICPA’s improvements to HKFRS published in October 2008
➢	IAS/HKAS 1 (Amendment), “Presentation of financial statements” (effective from January 1, 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS/HKAS 39, “Financial instruments: Recognition and measurement” are examples of current assets and liabilities respectively.

➢	IAS/HKAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS/HKAS 39 “Financial instruments: Recognition and measurement”. This eliminates the inconsistency of terms between IAS/HKAS 39 and IAS/HKAS 23.

➢	There are a number of amendments to IFRS/HKFRS 7, “Financial instruments: Disclosures”, IAS/HKAS 8, “Accounting policies, changes in accounting estimates and errors”, IAS/HKAS 10, “Events after the balance sheet date”, IAS/HKAS 18, “Revenue”, IAS/HKAS 19, “Employee benefits”, IAS/HKAS 27, “Consolidated and separate financial statements”, IAS/HKAS 34, “Interim financial reporting”, IAS/HKAS 36, “Impairment of assets” and IAS/HKAS 40, “Investment property” which are not addressed in details as the amendments are not relevant to the Group’s operations and consolidated financial statements.
The adoption of the IASB’s/HKICPA’s improvements does not have a material impact on the Group’s consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(f)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)
(iii)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

•	IFRS/HKFRS 2 (amendments), “Group cash-settled share-based payment transactions” (effective from January 1, 2010). In addition to incorporating IFRIC/HK(IFRIC)-Int 8, “Scope of IFRS/HKFRS 2”,and IFRIC/HK(IFRIC)-Int 11, “IFRS/HKFRS 2 — Group and treasury share transactions”, the amendments expand on the guidance in IFRIC/HK(IFRIC)-Int 11 to address the classification of group arrangements that were not covered by the interpretations.

•	IFRS/HKFRS 3 (revised), “Business combinations” (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. All acquisition-related costs should be expensed.

•	IFRS/HKFRS 9 “Financial instrument” (effective from January 1, 2013). Under IFRS/HKFRS 9, financial assets are required to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortized cost. The decision is to be made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

•	IAS/HKAS 27 (revised), “Consolidated and separate financial statements” (effective for annual periods beginning on or after July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interest to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in income or loss.

•	There are a number of new interpretations including IFRIC/HK (IFRIC) 17 “Distribution of non-cash assets to owners”, IFRIC/HK (IFRIC) 18 “Transfer of assets from customers” and IFRIC/HK(IFRIC) 19 “Extinguishing financial liabilities with equity instruments” as well as the amendment to IFRIC/HK(IFRIC) 14 “Prepayments of a minimum funding requirement” which are not addressed in details as the interpretations and the amendment are not relevant to the Group’s operation and consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)

New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)
(iii)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (Continued)
•	IASB’s annual improvement project published in April 2009/HKICPA’s improvements to HKFRS published May 2009
➢	IAS/HKAS 7 (Amendment), “Cash flow statements” (effective from January 1, 2010). The amendment requires that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities.

➢	IAS/HKAS 17 (Amendment), “Leases” (effective from January 1, 2010). The amendment deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance lease or operating lease using the general principles of IAS/HKAS 17.

➢	IAS/HKAS 36 (Amendment), “Impairment of assets” (effective from January 1, 2010). The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS/HKFRS 8, “Operating segments” (that is, before the aggregation of segments with similar economic characteristics permitted by paragraph 12 of IFRS/HKFRS 8).

➢	IAS/HKAS 38 (Amendment), “Intangible assets” (effective for annual periods beginning on or after July 1, 2009). The amendment clarifies that the description of the valuation techniques commonly used to measure intangible assets acquired in a business combination when they are not traded in an active market. In addition, an intangible asset acquired in a business combination might be separable but only together with a related contract, identifiable asset or liability. In such cases, the intangible asset is recognized separately from goodwill but together with the related item.

➢	There are a number of amendments to IFRS/HKFRS 5, “Non-current assets held for sale and discontinued operations”, IFRS /HKFRS 8, “Operating segments”, IAS/HKAS 1, “Presentation of financial statements” and IAS/HKAS 18, “Revenue” which are not addressed in details as the amendments are not relevant to the Group’s operation and consolidated financial statements.
In addition, improvements to IFRS/HKFRS 2010 were issued in May 2010. There are a number of amendments to IFRS/HKFRS 3 “Business combinations”, IFRS/HKFRS 7 “Financial instruments: disclosures”, IAS/HKAS 1 “Presentation of financial statements”, IAS/HKAS 34 “Interim financial reporting” and IFRIC/(HK)IFRIC 13 “Customer loyalty programmes”. The effective dates vary standard by standard but most are effective from January 1, 2011.
The Group is currently evaluating the impact of adopting the above standards, amendments and interpretations on the Group’s consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.3	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.
(a)	Subsidiaries

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

Upon the adoption of HKFRSs in 2005, merger accounting is used by the Group to account for the business combination of entities and businesses under common control in accordance with AG 5 issued by the HKICPA. The results of operations and financial position of such entities or businesses at carrying value are included in the consolidated financial statements as if the businesses were always part of the Group from the beginning of the earliest period presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.3	Consolidation (Continued)
(a)	Subsidiaries (Continued)

Upon the adoption of IFRSs in 2008, the Group has elected not to apply IFRS 3 “Business Combination” retrospectively to past business combination that occurred prior to January 1, 2005. In addition, the Group adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRS.

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

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and statements of changes in equity within equity, separately from equity attributable to the equity holders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statement of incomes as an allocation of the total income or loss for the year between minority shareholders and the equity holders of the Company.

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

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests that result in gains or losses for the Group are recorded in the consolidated financial statements. Purchases from minority interests result in goodwill, being the difference of any consideration paid and the relevant share of the carrying value of the net assets of the subsidiary acquired.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.4	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Board of Directors that makes strategic decisions.

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
For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB6.8259 to US$1.00, the noon buying rate in New York city for cable transfer in RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.6	Property, Plant and Equipment
(a)	Construction-in-progress

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

(b)	Buildings

Buildings held by the Group are stated at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives.

(c)	Other property, plant and equipment

Other property, plant and equipment comprise telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and others. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

If an item of property, plant and equipment is acquired in exchange for another item of property, plant and equipment, the cost of such an item of property, plant and equipment is measured at fair value unless (i) the exchange transactions lacks commercial substance or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

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

Telecommunications equipment of the Mobile business are stated at cost less accumulated depreciation and accumulated impairment losses. All other property, plant and equipment are stated at revalued amounts less accumulated depreciation and accumulated impairment losses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.6	Property, Plant and Equipment (Continued)
(c)	Other property, plant and equipment (Continued)

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

Revaluations on fixed assets will be performed with sufficient regularity by independent valuers and in each of the intervening years, valuations are reviewed by directors of the Group. The revalued amount is the fair value at the date of revaluation.

(d)	Depreciation

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs or revalued amounts less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10 – 30 years	3-5%
Telecommunications equipment of Mobile business	5 – 10 years	3-5%
Telecommunications equipment of Fixed-line business	5 – 10 years	3-5%
Office furniture, fixtures, motor vehicles and others	5 – 10 years	3-5%
Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.11).

(e)	Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of a property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognized in the statement of income. When revalued assets are sold, the residual amounts included in the revaluation reserve are transferred to retained profits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.7	Goodwill

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

Other assets mainly represent (i) capitalized direct incremental costs for activating mobile subscribers; (ii) capitalized installation costs of fixed-line services; (iii) computer software and (iv) prepaid rental for premises and leased lines.
(i)	Capitalized direct incremental costs for activating mobile subscribers, including costs of SIM/USIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of mobile services, are deferred and amortized over the expected customer service periods of 3 years except when the direct incremental costs exceed the corresponding upfront non-refundable revenue. In such cases, the excess of the direct incremental costs over the non-refundable revenue are recorded immediately as expenses in the statement of income.

(ii)	Capitalized installation costs of Fixed-line business are deferred and expensed to the statement of income over the expected customer service period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees are recorded immediately as expenses in the statement of income.

(iii)	Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives on a straight-line basis.

(iv)	Long-term prepaid rental for premises and leased lines are amortized using a straight-line method over the lease period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.10	Financial Assets
2.10.1	Classification

The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise “accounts receivable and other receivables”, “short-term bank deposits” and “cash and cash equivalents” in the balance sheet (Note 2.14, 2.15 and 2.16).

(b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.10	Financial Assets (Continued)
2.10.2	Recognition and measurement

Available-for-sale financial assets are carried at fair value. Loans and receivables are recognized initially at fair value and subsequently carried at amortized cost using the effective interest method.

The translation differences on non-monetary securities are recognized in other comprehensive income/loss. Changes in the fair value of non-monetary securities classified as available-for-sale are recognized in other comprehensive income/loss until impairment.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the statement of income as “gains and losses from investment securities”.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the statement of income as part of other income. Dividends on available-for-sale equity instruments are recognized in the statement of income as part of other income when the right to receive payments is established.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.11	Impairment of Non-Financial Assets

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

2.12	Impairment of Financial Assets
(a)	Accounts receivable and other receivables

The Group assesses at the end of each reporting period whether there is objective evidence that accounts receivable and other receivable are impaired. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets’ carrying amount and the present value of estimated future cash flows which is discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of a provision account, and the amount of the loss is recognized in the statement of income. When a receivable is proven to be uncollectible with sufficient evidence, it is written off against the provision account for receivables. Subsequent recoveries of amounts previously written off are credited in the statement of income.

(b)	Available-for-sale financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that available-for-sale financial assets are impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income or loss — is removed from equity and recognized in the statement of income. Impairment losses recognized in the statement of income on equity instruments are not reversed.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.13	Inventories and Consumables

Inventories, which primarily comprise handsets, SIM/USIM cards and accessories, are stated at the lower of cost and net realizable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Consumables consist of materials and supplies used in maintaining the Group’s telecommunication networks and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence.

2.14	Accounts Receivable and Other Receivables

Accounts receivable are amounts due from customers for services performed in the ordinary course of business. If collection of accounts receivable and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

2.15	Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.16	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

2.17	Convertible Bonds

As the functional currency of the Company is RMB, the conversion of the convertible bonds denominated in Hong Kong Dollars would not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Company, for a fixed number of the Company’s shares. In accordance with the requirements of IAS/HKAS 39, “Financial Instruments — Recognition and Measurement”, the convertible bond contract must be separated into two component elements: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.17	Convertible Bonds (Continued)

When the convertible bonds were converted, the carrying amounts of the derivative and liability components were transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds had been redeemed, any difference between the amount paid and the carrying amounts of both components would have been recognized in the statement of income.

2.18	Deferred Revenue, Advances from Customers and Subscriber Point Rewards Program
(a)	Deferred revenue

Deferred revenue mainly represents upfront non-refundable revenue, including upfront connection fees and installation fees of fixed-line business and receipts from the activation of SIM/USIM cards relating to the Mobile business, which are deferred and recognized over the expected customer service period.

(b)	Advances from customers

Advances from customers are amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognized as revenues upon the rendering of services.

(c)	Subscriber point rewards program

The fair value of providing telecommunications services and the subscriber points reward are allocated based on their relative fair values. The allocated portion of fair value for the subscriber points reward is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired. The fair value of deferred revenue is estimated based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date, and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.
2.19	Borrowings

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.20	Share Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to the Company’s equity holders and no gain or loss shall be recognized in the statement of income.

2.21	Employee Benefits
(a)	Retirement benefits

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

One-off cash housing subsidies paid to PRC employees are charged to the statement of income in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

The Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

(d)	Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the granted date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognizes the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.21	Employee Benefits (Continued)

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

In connection with the 2008 Business Combination (Note 1), the exchange of China Netcom’s options to the Company’s options was accounted for as a modification in accordance with IFRS/HKFRS 2 “Share-based payment” issued by the IASB/HKICPA (“IFRS/HKFRS 2”). The incremental fair value of the exchanged options measured before and after the modification is to be recognized as follows:
•	For vested options, the incremental share-based compensation costs are recognized in the statement of income immediately;

•	For non-vested options, the incremental share-based compensation costs are recognized in the statement of income over the remaining vesting period.
2.22	Accounts Payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.23	Provisions

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.24	Discontinued Operations

A discontinued operation is a component of the Group that may be a major line of business or geographical area of operations that has been disposed of or is held for sale. The results and cash flows of that component are separately reported as “discontinued operations” in the statement of income and statement of cash flows, respectively. The difference between the consideration received and receivable and the book value of net assets disposed of is recorded as gain/loss on disposal in the consolidated statement of income in the year of disposal. The comparative statement of income and statement of cash flows are also reclassified as “discontinued operations”. The assets and liabilities of such component classified as “held for sale” is presented separately in assets and liabilities, respectively, of the consolidated balance sheet, from the date it is first determined to be discontinued operations or assets/liabilities held for sale, and are de-recognized upon the completion of the disposal.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.25	Revenue Recognition

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
(a)	Sales of services and goods
•	Usage fees and monthly fees are recognized when the service are rendered;

•	Revenues from the provision of broadband and other Internet-related services and managed data services are recognized when the services are provided to customers;

•	Revenue from telephone cards, which represents service fees received from customers for telephone services, is recognized when the related service is rendered upon actual usage of the telephone cards by customers;

•	Lease income from leasing of lines and customer-end equipment are treated as operating leases with rental income recognized on a straight-line basis over the lease term;

•	Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalized ring, caller number display and secretarial services to subscribers, is recognized when service is rendered;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognized when title has been passed to the buyers;

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.25	Revenue Recognition (Continued)
(a)	Sales of services and goods (Continued)
•	For offerings which include the sale of mobile handset and provision of service, the amount of revenue allocated to the handset sale is determined using the residual value method. Under such method, the Group determines the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration. The Group recognizes revenues related to the sale of the handset when the title is passed to the customer whereas service revenues are recognized based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income.

•	Revenue from information communications technology services are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, services revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and services revenue should not be recognized.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.25	Revenue Recognition (Continued)
(b)	Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.

(c)	Dividend income

Dividend income is recognized when the right to receive payment is established.
2.26	Leases (as the lessee)
(a)	Operating lease

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
2.27	Borrowing Costs

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.27	Borrowing Costs (Continued)

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

2.28	Taxation
(a)	Current income tax

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

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.29	Government Grant

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

2.30	Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.31	Contingent Liabilities and Contingent Assets

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

2.32	Earnings per Share and per American Depositary Share (“ADS”)

Basic earnings per share is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted earnings per ADS are computed by multiplying earnings per share by 10, which is the number of shares represented by each ADS.

3.	FINANCIAL RISK MANAGEMENT
3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, cash flow interest rate risk and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Financial risk management is carried out by the Group’s finance department at its headquarters, following the overall direction determined by the Board of Directors. The Group’s finance department identifies and evaluates financial risks in close co-operation with the Group’s operating units.
(a)	Market risk
(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars, HK dollars and Euro. Exchange risk mainly exists with respect to the repayment of indebtedness to foreign lenders and payables to equipment suppliers and contractors.

The Group’s finance department at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the year, the Group had not entered into any forward exchange contracts or currency swap contracts.

As of December 31, 2009 and 2008, the Group had cash and cash equivalents and short-term bank deposits denominated in foreign currencies amounting to RMB1,545 million and RMB1,315 million, respectively. As of December 31, 2009 and 2008, the Group had borrowings denominated in foreign currencies amounting to RMB11,730 million and RMB1,099 million, respectively.

As of December 31, 2009, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars and Euro, while all other variables are held constant, the Group would have recognized additional exchange gains/losses of approximately RMB1, 019 million (2008: exchange losses/gains of approximately RMB22 million) for cash and cash equivalents, short-term bank deposits and borrowings denominated in foreign currencies.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.1	Financial risk factors (Continued)
(a)	Market risk (Continued)
(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated balance sheet as available-for-sale financial assets.

The available-for-sale financial assets comprise primarily equity securities of Telefónica. As of December 31, 2009, if the share price of Telefónica had increased/decreased by 10%, while all other variables are held constant, the Group would have reversed the recognized losses or recognized additional losses of approximately RMB584 million in available-for-sale fair value reserve.

(ii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits, management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk arises from interest bearing borrowings including bank loans, corporate bonds, commercial paper and related party loan. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2009 and 2008, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements designed to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2009 and 2008.

As of December 31, 2009, the Group had approximately RMB62,925 million (2008: approximately RMB28,879 million) of bank loans, commercial paper and corporate bonds at fixed rates and approximately RMB10,909 million (2008: approximately RMB1,114 million) of bank loans and related party loan at floating rates.

For the year ended December 31, 2009, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables are held constant, the interest expenses would have increased/decreased by approximately RMB3 million (2008: approximately RMB125 million).

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.1	Financial risk factors (Continued)
(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

The table below shows the bank deposits and cash and cash equivalents balances held at the major banks by the Group as of December 31, 2008 and 2009:

	2008
	(As restated)	2009
Short-term bank deposits
State-owned banks in the PRC	337	861
Other banks	—	135

	337	996

Cash and cash equivalents
State-owned banks in the PRC	9,671	7,485
Other banks	566	335

	10,237	7,820

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

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including short-term bank loans, commercial paper and the issuance of bonds. Due to the dynamic nature of the underlying businesses, the Group’s finance department at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilizing different sources of financing when necessary.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.1	Financial risk factors (Continued)
(c)	Liquidity risk (Continued)

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time period from the balance sheet date to the contractual maturity date.

	Less than 1	Between 1	Between 2	Over 5
	year	and 2 years	and 5 years	years
At December 31, 2008 (As restated)
Long-term bank loans	1,299	108	315	635
Corporate bonds	355	355	6,064	2,360
Other obligations	3,012	400	1,052	924
Accounts payable and accrued liabilities	65,248	—	—	—
Amounts due to related parties	1,658	—	—	—
Amounts due to domestic carriers	956	—	—	—
Payables in relation to disposal of the CDMA business	4,232	—	—	—
Commercial paper	10,447	—	—	—
Short-term bank loans	11,013	—	—	—

	98,220	863	7,431	3,919

At December 31, 2009
Long-term bank loans	72	62	185	562
Corporate bonds	355	355	5,726	2,229
Other obligations	2,537	111	18	60
Accounts payable and accrued liabilities	101,551	—	—	—
Amounts due to related parties	5,448	—	—	—
Amounts due to ultimate holding company	308	—	—	—
Amounts due to domestic carriers	1,136	—	—	—
Payables in relation to disposal of the CDMA business	7	—	—	—
Short-term bank loans	64,752	—	—	—

	176,166	528	5,929	2,851

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(d) for details.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.2	Capital risk management

The Group’s objectives when managing capital are:
•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.
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

The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest bearing debts plus minority interest over interest bearing debts plus total equity. Interest bearing debts represent commercial paper, short-term bank loans, long-term bank loans, obligations under finance lease (included in other obligations), notes payables (included in accounts payable and accrued liabilities), certain amounts due to related parties and corporate bonds, as shown in the consolidated balance sheet. Total equity represents capital and reserves attributable to the Company’s equity holders plus minority interest as shown in the consolidated balance sheet.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.2	Capital risk management (Continued)

The Group’s debt-to-capitalization ratios at December 31, 2008 and 2009 are as follows:

	2008
	(As restated)	2009
Interest bearing debts:
— Commercial paper	10,000	—
— Short-term bank loans	10,780	63,909
— Long-term bank loans	997	759
— Obligation under finance lease included in other obligations	—	103
— Amounts due to related parties	—	2,104
— Notes payables included in accounts payable and accrued liabilities	—	500
— Corporate bonds	7,000	7,000
— Current portion of long-term bank loans	1,216	62
— Current portion of obligation under finance lease	—	26

	29,993	74,463

Minority interest	2	2

Interest bearing debts plus minority interest	29,995	74,465

Total equity:
— Capital and reserves attributable to the Company’s equity holders	207,725	206,465
— Minority interest	2	2

	207,727	206,467

Interest bearing debts plus total equity	237,720	280,930

Debt-to-capitalization ratio	12.6%	26.5%

The increase in debt-to-capitalization ratio during 2009 resulted primarily from the borrowing of short-term bank loans to finance the telecommunications networks construction and the off-market share repurchase completed during the year.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.3	Fair value estimation

Effective from January 1, 2009, the Group adopted the amendment to IFRS/HKFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
The following table presents the Group’s assets that are measured at fair value at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
— Equity securities	7,977	—	—	7,977

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as available-for-sale.

During the year ended December 31, 2009, there were no transfers of financial instruments between Level 1 and Level 2 of the fair value hierarchy.

In addition, the estimate of fair value of the Company’s options is determined by using valuation techniques. The Group selects an appropriate valuation method and makes assumptions with reference to market conditions existing at each valuation date. For details, please refer to Note 34.

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

(b)	Revaluation of property, plant and equipment

Property, plant and equipment other than buildings and telecommunications equipment of the Mobile business (Note 2.6 (c)) is carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and accumulated impairment losses. Such equipment is revalued on a depreciated replacement cost or open market value approach, as appropriate, by an independent valuer on a regular basis.

During the intervals of independent revaluations, management performs the analysis and assessment annually to determine whether the fair value of property, plant and equipment carried at revalued amounts are materially different from their carrying amount. If the revalued amounts differ significantly from the carrying amounts of such property, plant and equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the property, plant and equipment. This will have an impact on the Group’s future results, since any subsequent decreases in valuation are first set off against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the statement of income and any subsequent increases are credited as income to the statement of income up to the amount previously charged to the statement of income and thereafter are credited to equity. In addition, the depreciation expenses in future periods will change as the carrying amounts of such property, plant and equipment change as a result of the revaluation.

Most of the Group’s property, plant and equipment which are carried at revalued amounts were revaluated as of December 31, 2006 by an independent valuation firm. The directors of the Company consider the fair values of these revalued property, plant and equipment were not materially different from their carrying values as of December 31, 2009.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)
4.1	Critical accounting estimates and assumptions (Continued)
(c)	Impairment of non-current assets

The Group tests whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.11. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-current assets and the Group’s results would be significantly affected. Such impairment losses are recognized in the statement of income, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.

No impairment loss on property, plant and equipment was recognized for the years ended December 31, 2007 and 2009. An impairment loss of RMB11,837 million on equipment in relation to the Personal Handyphone System (“PHS”) services was recognized for the year ended December 31, 2008. For details, please refer to Note 6.

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

The Group’s estimates described above are based on past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. If circumstances change (e.g. due to factors including developments in the Group’s business and the external market environment), the Group may need to re-evaluate its policies on doubtful debts, and make additional provisions in the future.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)
4.1	Critical accounting estimates and assumptions (Continued)
(e)	Income tax and deferred taxation

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

For temporary differences which give rise to deferred tax assets, the Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to impairment loss on property, plant and equipment, unrecognized revaluation surplus on property, plant and equipment under PRC tax regulations, and provision for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB5,202 million as of December 31, 2009 (2008: approximately RMB5,334 million). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate income tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to income tax and deferred taxation may be necessary which would impact the Group’s results or financial position.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)
4.2	Critical judgments in applying the Group’s accounting policies
(a)	Recognition of upfront non-refundable revenue and direct incremental costs

The Group defers and amortizes upfront activation fees of SIM/USIM cards of the Mobile business over the expected customer service period of 3 years (2007: approximately 3 years; 2008: approximately 3 years). The related direct incremental costs of acquiring and activating mobile subscribers, including costs of SIM/USIM cards and commissions, are also capitalized and amortized over the same expected customer service period of 3 years.

The Group defers and amortizes upfront customer connection and installation fees of the Fixed-line business over the expected customer service period of 10 years (2007: approximately 10 years; 2008: approximately 10 years). The related direct incremental installation costs are deferred and amortized over the same expected customer service period of 10 years.

The Group only capitalizes costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statement of income immediately.

The Group estimates the expected customer service period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group’s services, technological innovation, and the expected changes in the regulatory and social environment. If the Group’s estimate of the expected customer service period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues and direct incremental costs may change for future periods.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)
4.2	Critical judgments in applying the Group’s accounting policies (Continued)
(b)	2009 Business Combination

The 2009 Business Combination was considered as a business combination of entities and business under common control, and has been accounted for using merger accounting under HKFRS, which is consistent with the predecessor values method under IFRS.

Pursuant to the agreement dated December 16, 2008, the 2009 Business Combination excluded the Telecommunications Networks in Southern China, which are retained by Unicom New Horizon and are leased from Unicom New Horizon to CUCL effective from January 2009. To better reflect the economic substance that the Group has not taken on the risks and rewards associated with the property, plant and equipment and related non-current assets and liabilities relating to the Fixed-line business in Southern China, the consolidated balance sheet as of December 31, 2008, restated in accordance with the principle of the merger accounting/predecessor values method, therefore included only the relevant current assets of approximately RMB999 million and current liabilities of approximately RMB2,841 million of the Fixed-line Business in Southern China but excluded the underlying property, plant and equipment and related non-current assets with net book value of approximately RMB31,350 million, the related long-term intercompany loans from Unicom Group for the financing of the construction of the Telecommunications Networks in Southern China of approximately RMB35,652 million and the related payables to network contractors and equipment suppliers of approximately RMB6,176 million. In addition, the consolidated statements of income for the years ended December 31, 2007 and 2008, again restated in accordance with the principle of the merger accounting/predecessor values method, included all the revenues and operating costs of the Fixed-line Business in Southern China, but excluded the depreciation and amortization charges of approximately RMB3,650 million and RMB3,886 million, respectively, and the finance costs associated with the long-term intercompany loans for the financing of the construction of the Telecommunications Networks in Southern China of approximately RMB499 million and RMB846 million, respectively.

The 2009 Business Combination was completed on January 31, 2009 and therefore the consolidated statement of income for the year ended December 31, 2009 has excluded the depreciation and amortization charges of approximately RMB308 million of the property, plant and equipment and related non-current assets relating to the Fixed-line business in Southern China and the finance costs associated with the long-term intercompany loans for the financing of the construction of the Telecommunications Networks in Southern China of approximately RMB26 million for the period from January 1, 2009 to January 31, 2009. After the completion of the 2009 Business Combination, the Group recorded leasing fees amounting to approximately RMB2.0 billion charged by Unicom New Horizon for the lease of the Telecommunications Networks in Southern China for the year ended December 31, 2009 (2007:Nil; 2008:Nil) (Note 4.2(c)).

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)
4.2	Critical judgments in applying the Group’s accounting policies (Continued)
(c)	Lease of Telecommunications Networks in Southern China

Pursuant to the Network Lease Agreement (Note 1(b)), Unicom New Horizon has the legal ownership of the Telecommunications Networks in Southern China. The Group believes it only bears the risks associated with the operation of the Fixed-line business in Southern China during the relevant leasing periods and is free from any ownership risks of the telecommunications networks, and the risks and rewards of ownership of the leased assets rest substantially with the lessor. Accordingly, the Group has accounted for the leasing of the aforementioned telecommunications networks as an operating lease.

(d)	PRC Tax Resident Enterprise

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On April 22, 2009, the PRC State Administration of Taxation issued a notice regarding the determination of PRC TRE status and provided implementation guidance in withholding income tax for non-TRE enterprise shareholders. The Company performed an assessment and concluded that it meets the definition of PRC TRE. Therefore, as of December 31, 2008 and 2009, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed income of the Company’s subsidiaries in the PRC.

If the results of the Company’s assessment change, the amount of current income tax and deferred income tax will change in future periods.

5.	SEGMENT INFORMATION

The CODM has been identified as the Board of Directors (“the BOD”) of the Company which regularly reviews the Group’s internal reporting in order to assess performance and allocate resources; and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group’s continuing operations comprise two operating segments based on the various types of telecommunications services, mainly provided to customers in Mainland China.

The major operating segments of the Group are classified as follows:

Continuing operations:
•	Mobile business — the provision of GSM and WCDMA cellular and related services in all 31 provinces, municipalities and autonomous regions in Mainland China;

•	Fixed-line business — the provision of fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services in all 31 provinces, municipalities and autonomous regions in Mainland China.
Discontinued operations:
•	CDMA business — the provision of the CDMA telephone and related services, through a leasing arrangement for the CDMA network capacity from Unicom New Horizon. The CDMA business was disposed of in October 2008.
Starting from 2009, the CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segments. The unallocated amounts primarily represent corporate and shared service expenses that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also included other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be directly identified to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities. The 2007 and 2008 comparative financial information has been restated to conform to current year’s presentation.

Revenues between segments are carried out on terms comparable to those that prevail in arm’s length transactions or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the consolidated statement of income.

5.	SEGMENT INFORMATION (Continued)
5.1	Operating Segments (Continued)

	2007 (As restated)
	Continuing operations						Discontinued operations
				Reconciling items
	Mobile	Fixed-line		Unallocated		Total
	business	business	Subtotal	amounts	Eliminations	continuing operations	CDMA business	Total

Telecommunications service revenue	62,236	91,093	153,329	420	—	153,749	25,943	179,692
Information communication technology services and other revenue	187	4,782	4,969	228	—	5,197	318	5,515
Sales of telecommunications products	14	980	994	—	—	994	4,888	5,882

Total revenue from external customers	62,437	96,855	159,292	648	—	159,940	31,149	191,089
Intersegment revenue	276	3,779	4,055	980	(5,035)	—	—	—

Total revenue	62,713	100,634	163,347	1,628	(5,035)	159,940	31,149	191,089

Interconnection charges	(10,022)	(6,152)	(16,174)	—	3,976	(12,198)	(2,116)	(14,314)
Depreciation and amortization	(18,843)	(27,399)	(46,242)	(1,383)	—	(47,625)	(632)	(48,257)
Networks, operations and support expenses	(2,905)	(6,228)	(9,133)	(8,817)	73	(17,877)	(10,203)	(28,080)
Employee benefit expenses	—	—	—	(19,549)	151	(19,398)	(1,823)	(21,221)
Other operating expenses	(6,779)	(15,218)	(21,997)	(15,159)	803	(36,353)	(15,227)	(51,580)
Finance costs	—	—	—	(3,897)	656	(3,241)	(15)	(3,256)
Interest income	—	—	—	961	(656)	305	15	320
Realized loss on changes in fair value of derivative component of convertible bonds	—	—	—	(569)	—	(569)	—	(569)
Other income — net	—	—	—	5,100	—	5,100	7	5,107

Segment income/(loss) before income tax	24,164	45,637	69,801	(41,685)	(32)	28,084	1,155	29,239

Income tax expenses						(7,175)	(499)	(7,674)

Net income						20,909	656	21,565

Attributable to:
Equity holders of the Company						20,909	656	21,565
Minority interest						—	—	—

						20,909	656	21,565

Other information:
Provision for doubtful debts	(1,258)	(994)	(2,252)	(8)	—	(2,260)	(395)	(2,655)

Capital expenditures for segment assets (a)	16,332	20,040	36,372	9,812	—	46,184	—	46,184

5.	SEGMENT INFORMATION (Continued)
5.1	Operating Segments (Continued)

	2008 (As restated)
	Continuing operations						Discontinued operations (up to effective date of disposal)
				Reconciling items
	Mobile	Fixed-line		Unallocated		Total
	business	business	Subtotal	amounts	Eliminations	continuing operations	CDMA business	Total

Telecommunications service revenue	64,240	88,254	152,494	337	—	152,831	18,951	171,782
Information communication technology services and other revenue	359	4,339	4,698	364	—	5,062	92	5,154
Sales of telecommunications products	532	1,362	1,894	5	—	1,899	3,253	5,152

Total revenue from external customers	65,131	93,955	159,086	706	—	159,792	22,296	182,088
Intersegment revenue	265	3,407	3,672	1,214	(4,886)	—	—	—

Total revenue	65,396	97,362	162,758	1,920	(4,886)	159,792	22,296	182,088

Interconnection charges	(10,753)	(5,776)	(16,529)	—	3,491	(13,038)	(1,661)	(14,699)
Depreciation and amortization	(18,551)	(27,782)	(46,333)	(1,628)	—	(47,961)	(411)	(48,372)
Networks, operations and support expenses	(2,279)	(5,757)	(8,036)	(10,873)	173	(18,736)	(7,777)	(26,513)
Employee benefit expenses	—	—	—	(20,967)	209	(20,758)	(1,600)	(22,358)
Other operating expenses	(9,054)	(13,901)	(22,955)	(15,746)	953	(37,748)	(8,966)	(46,714)
Finance costs	—	—	—	(3,137)	714	(2,423)	(6)	(2,429)
Interest income	—	—	—	979	(714)	265	10	275
Impairment loss on property, plant and equipment	—	(11,837)	(11,837)	—	—	(11,837)	—	(11,837)
Other income — net	—	—	—	2,097	—	2,097	22	2,119

Segment income/(loss) before income tax	24,759	32,309	57,068	(47,355)	(60)	9,653	1,907	11,560

Income tax expenses						(1,828)	(469)	(2,297)

Gain on disposal of the CDMA business						—	26,135	26,135

Net income						7,825	27,573	35,398

Attributable to:
Equity holders of the Company						7,826	27,572	35,398
Minority interest						(1)	1	—

						7,825	27,573	35,398

Other information:
Provision for doubtful debts	(1,371)	(1,639)	(3,010)	(15)	—	(3,025)	(383)	(3,408)

Capital expenditures for segment assets (a)	33,852	31,540	65,392	5,471	—	70,863	—	70,863

5.	SEGMENT INFORMATION (Continued)
5.1	Operating Segments (Continued)

	2009
	Continuing operations
				Reconciling items
	Mobile	Fixed-line		Unallocated		Total
	business	business	Subtotal	amounts	Eliminations	continuing operations

Telecommunications service revenue	69,769	79,549	149,318	275	—	149,593
Information communication technology services and other revenue	252	1,611	1,863	326	—	2,189
Sales of telecommunications products	1,970	193	2,163	—	—	2,163

Total revenue from external customers	71,991	81,353	153,344	601	—	153,945
Intersegment revenue	219	4,237	4,456	1,587	(6,043)	—

Total revenue	72,210	85,590	157,800	2,188	(6,043)	153,945

Interconnection charges	(13,104)	(4,292)	(17,396)	—	4,441	(12,955)
Depreciation and amortization	(17,847)	(28,264)	(46,111)	(1,505)	29	(47,587)
Networks, operations and support expenses	(2,496)	(5,780)	(8,276)	(13,471)	19	(21,728)
Leasing fee for telecommunications networks in Southern China	—	(2,000)	(2,000)	—	—	(2,000)
Employee benefit expenses	—	—	—	(22,104)	173	(21,931)
Other operating expenses	(11,671)	(8,783)	(20,454)	(17,465)	1,196	(36,723)
Finance costs	—	—	—	(1,214)	178	(1,036)
Interest income	—	—	—	269	(178)	91
Realised gain on changes in fair value of derivative financial instrument	—	—	—	1,239	—	1,239
Other income — net	—	—	—	962	—	962

Segment income/(loss) before income tax	27,092	36,471	63,563	(51,101)	(185)	12,277

Income tax expenses						(2,721)

Net income						9,556

Attributable to:
Equity holders of the Company						9,556
Minority interest						—

						9,556

Other information:
Provision for doubtful debts	(1,494)	(858)	(2,352)	(3)	—	(2,355)

Capital expenditures for segment assets (a)	56,984	46,494	103,478	8,996	—	112,474

5.	SEGMENT INFORMATION (Continued)
5.1	Operating Segments

	December 31, 2008
	(As restated)
		Fixed-		Reconciling items
	Mobile	line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total

Total segment assets	130,041	184,127	314,168	35,071	(487)	348,752

Total segment liabilities	53,496	34,484	87,980	53,390	(345)	141,025

	December 31, 2009
		Fixed-		Reconciling items
	Mobile	line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total

Total segment assets	170,577	213,172	383,749	34,470	(1,174)	417,045

Total segment liabilities	74,411	51,066	125,477	85,948	(847)	210,578

(a)	Capital expenditures under “unallocated amounts” represent capital expenditures on common facilities, which benefit all operating segments.

6.	PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the years ended December 31, 2008 and 2009 is as follows:

	2008 (As restated)
				Office
			Tele-	furniture,
		Tele-	communications	fixtures,
		communications	equipment of	motor
		equipment of	Fixed-line	vehicles and	Leasehold	Construction-
	Buildings	Mobile business	business	others	improvements	in-progress	Total
Cost or valuation:
Beginning of year (As previously reported)	44,094	151,660	327,711	32,418	1,657	18,966	576,506
2009 Business Combination under common control (Note 1)	394	—	—	7,895	23	471	8,783

Beginning of year (As restated)	44,488	151,660	327,711	40,313	1,680	19,437	585,289
Additions	200	234	1,272	1,078	12	68,067	70,863
Transfer from CIP	2,566	17,931	21,797	3,954	362	(46,610)	—
Disposals	(489)	(3,077)	(5,637)	(6,867)	(390)	—	(16,460)
Disposal of discontinued operations	(1,077)	(3,469)	—	(284)	(6)	(23)	(4,859)

End of year (As restated)	45,688	163,279	345,143	38,194	1,658	40,871	634,833

Representing:
At cost	45,688	163,279	—	—	—	40,871	249,838
At valuation	—	—	345,143	38,194	1,658	—	384,995

	45,688	163,279	345,143	38,194	1,658	40,871	634,833

Accumulated depreciation and impairment:
Beginning of year (As previously reported)	(11,809)	(85,446)	(184,801)	(17,423)	(893)	(24)	(300,396)
2009 Business Combination under common control (Note 1)	(100)	—	—	(7,001)	(5)	—	(7,106)

Beginning of year (As restated)	(11,909)	(85,446)	(184,801)	(24,424)	(898)	(24)	(307,502)
Charge for the year	(1,638)	(15,110)	(25,589)	(4,417)	(274)	—	(47,028)
Disposals	272	3,068	4,733	6,725	339	4	15,141
Disposal of discontinued operations	190	1,546	—	126	—	—	1,862
Impairment loss for the year	—	—	(11,825)	—	—	(12)	(11,837)

End of year (As restated)	(13,085)	(95,942)	(217,482)	(21,990)	(833)	(32)	(349,364)

Net book value:
End of year (As restated)	32,603	67,337	127,661	16,204	825	40,839	285,469

Beginning of year (As restated)	32,579	66,214	142,910	15,889	782	19,413	277,787

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	2009
				Office
			Tele-	furniture,
		Tele-	communications	fixtures,
		communications	equipment of	motor
		equipment of	Fixed-line	vehicles and	Leasehold	Construction-
	Buildings	Mobile business	business	others	improvements	in-progress	Total
Cost or valuation:
Beginning of year (As previously reported)	44,950	163,279	345,143	36,086	1,627	40,783	631,868
2009 Business Combination under common control (Note 1)	738	—	—	2,108	31	88	2,965

Beginning of year (As restated)	45,688	163,279	345,143	38,194	1,658	40,871	634,833
Additions	644	430	1,518	503	208	109,171	112,474
Transfer from CIP	3,329	54,031	24,565	3,674	271	(85,870)	—
Disposals	(297)	(10,817)	(2,203)	(957)	(251)	—	(14,525)

End of year	49,364	206,923	369,023	41,414	1,886	64,172	732,782

Representing:
At cost	49,364	206,923	—	—	—	64,172	320,459
At valuation	—	—	369,023	41,414	1,886	—	412,323

	49,364	206,923	369,023	41,414	1,886	64,172	732,782

Accumulated depreciation and impairment:
Beginning of year (As previously reported)	(13,019)	(95,942)	(217,482)	(20,668)	(813)	(32)	(347,956)
2009 Business Combination under common control (Note 1)	(66)	—	—	(1,322)	(20)	—	(1,408)

Beginning of year (As restated)	(13,085)	(95,942)	(217,482)	(21,990)	(833)	(32)	(349,364)
Charge for the year	(1,859)	(12,286)	(27,693)	(4,077)	(327)	—	(46,242)
Disposals	286	10,387	1,969	930	251	—	13,823
Impairment transfer out	—	—	151	—	—	7	158

End of year	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)

Net book value:
End of year	34,706	109,082	125,968	16,277	977	64,147	351,157

Beginning of year (As restated)	32,603	67,337	127,661	16,204	825	40,839	285,469

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

As of December 31, 2009, the net book value of all the revalued property, plant and equipment would have been approximately RMB149,960 million (2008: approximately RMB153,772 million) had they been stated at cost less accumulated depreciation and accumulated impairment losses.

As of December 31, 2009, the net book value of assets held under finance leases was approximately RMB128 million (2008: approximately 52 million).

For the year ended December 31, 2009, interest expense of approximately RMB806 million (2007: approximately RMB439 million; 2008: approximately RMB260 million) was capitalized to construction-in-progress. The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 4.27% to 4.80% for the year ended December 31, 2009 (2007: 3.60% to 5.80%; 2008: 3.51% to 6.80%).

For the year ended December 31, 2009, the Group recognized a gain on disposal of property, plant and equipment of approximately RMB79 million (2007: a loss of approximately RMB142 million; 2008: a loss of approximately RMB50 million).

After the completion of the merger with China Netcom (Note 1) in 2008, management reconsidered the Group’s strategy regarding the PHS services business at the end of 2008 and expected to gradually phase out this operation over the subsequent 3 years. Accordingly, it was expected that the economic performance of PHS services business would deteriorate significantly. The test for impairment was conducted for the PHS services related equipment, after considering the expected significant decline in revenue and profitability in 2009 and onwards. The impaired PHS services related equipment was written down to their recoverable values, which was determined based on their estimated value in use. Estimated value in use was determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS services related equipment. In estimating the future net cash flows, the Group has made key assumptions and estimates on the appropriate discount rate of 15%, the period covered by the cash flow forecast of 3 years, the future loss of customers at an annual rate of decline ranging from 60% to 80%, and the decrease in average revenue per subscriber at an annual rate of decline of 15%.

These assumptions and estimates are made after considering the historical trends, the prevailing market trends, expected remaining life of the PHS services business and the physical conditions of the PHS services related equipment. Based on the above, the Group recognized an impairment loss on PHS services related equipment of approximately RMB11,837 million for the year ended December 31, 2008.

As of December 31, 2009, management updated the impairment analysis for the PHS services related equipment and concluded there was no need for additional recognition or reversal of the impairment provision on PHS services related equipment.

7.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analyzed as follows:

	2008
	(As restated)	2009
Held on:
Leases of between 10 to 50 years	7,798	7,653
Leases of less than 10 years	65	76

	7,863	7,729

For the year ended December 31, 2009, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB224 million (2007: approximately 262 million; 2008: approximately RMB226 million).

8.	GOODWILL

	2008	2009
Cost:
Beginning of year	3,144	2,771
Disposal of CDMA business	(373)	—

End of year	2,771	2,771

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRS and AG 5 in 2005 (refer to Note 2.3(a)).

Goodwill is allocated to the Group’s cash-generating units (“CGU”). As of December 31, 2008 and 2009, all the carrying value of goodwill was attributable to the Mobile business. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including revenue annual growth rate of 6% and the applicable discount rate of 12%. Management determined expected operation results based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the business segments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2008 and 2009 and no reasonable change to the assumptions would lead to an impairment.

Upon disposal of the CDMA business effective on October 1, 2008, goodwill of approximately RMB373 million attributable to the CDMA business arising from the above acquisitions was derecognized.

9.	TAXATION

Hong Kong income tax has been provided at the rate of 16.5% (2007: 17.5%; 2008: 16.5%) on the estimated assessable income for the year. Taxation on income from outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates, the Company’s subsidiaries mainly operated in the PRC and the applicable standard enterprise income tax rate is 25% (2007: 33%; 2008: 25%).

			2007	2008
			(As restated)	(As restated)	2009
Provision for enterprise income tax on the estimated taxable income for the year
— Hong Kong			18	24	45
— Outside Hong Kong			7,229	4,661	2,282

			7,247	4,685	2,327

Deferred taxation			(72)	(2,857)	394

Income tax expense			7,175	1,828	2,721

Reconciliation between applicable statutory tax rate and the effective tax rate:

			2007	2008
	Note		(As restated)	(As restated)	2009
Applicable PRC statutory tax rate			33.0%	25.0%	25.0%
Non-deductible expenses			0.6%	2.2%	1.7%
Tax effect of 2009 Business Combination	(a	)	(0.7%)	(3.5%)	—
Non-taxable income
— Upfront connection and installation fees arising from Fixed-line business			(2.7%)	(3.3%)	(1.4%)
— Tax refund on reinvestment in subsidiaries			(4.7%)	—	—
Impact of PRC preferential tax rates and tax holiday			(0.8%)	(0.9%)	(1.1%)
Utilization of previously unrecognized tax losses			—	—	(0.6%)
Effect of change of tax rate under the new PRC enterprise income tax law			0.3%	—	—
Realized loss on changes in fair value of derivative component of convertible bonds			0.7%	—	—
Others			(0.2%)	(0.6%)	(1.4%)

Effective tax rate			25.5%	18.9%	22.2%

(a):	The income tax of Fixed-line business in Southern China, local access telephone business in Tianjin Municipality and New Guoxin was reported on a consolidated basis with Netcom Group and Unicom Group prior to the 2009 Business Combination and no separate tax returns were prepared. No income tax expenses were therefore recorded for the Fixed-line Business in Southern China, local access telephone business in Tianjin Municipality and New Guoxin in 2008 or prior years in accounting for the Fixed-line business in Southern China, local access telephone business in Tianjin Municipality and New Guoxin using merger accounting/predecessor values method.

9.	TAXATION (Continued)

The analysis of deferred tax assets and deferred tax liabilities are as follow:

	2008
	(As restated)	2009
Deferred tax assets:
— Deferred tax asset to be recovered after 12 months	4,903	3,254
— Deferred tax asset to be recovered within 12 months	1,601	2,913

	6,504	6,167

Deferred tax liabilities:
— Deferred tax liabilities to be settled after 12 months	(931)	(699)
— Deferred tax liabilities to be settled within 12 months	(239)	(266)

	(1,170)	(965)

Net deferred tax assets after offsetting	5,334	5,202

Deferred tax assets:
— Deferred tax asset to be recovered after 12 months	16	6
— Deferred tax asset to be recovered within 12 months	10	59

	26	65

Deferred tax liabilities:
— Deferred tax liabilities to be settled after 12 months	(23)	(16)
— Deferred tax liabilities to be settled within 12 months	(19)	(294)

	(42)	(310)

Net deferred tax liabilities after offsetting	(16)	(245)

There were no material unrecognized deferred tax assets as of December 31, 2008 and 2009.

9.	TAXATION (Continued)

The movement of the net deferred tax assets/liabilities is as follows:

	2007	2008
	(As restated)	(As restated)	2009
Net deferred tax assets after offsetting:
— Beginning of year	3,018	2,473	5,334
— Deferred tax credited/(charged) to the statement of income
— Continuing operations	74	2,856	(132)
— Discontinued operations	(28)	(35)	—
— Deferred tax (charged)/credited to equity	(591)	46	—
— Disposal of discontinued operation	—	(6)	—

— End of year	2,473	5,334	5,202

Net deferred tax liabilities after offsetting:
— Beginning of year	(16)	(18)	(16)
— Deferred tax (charged)/credited to the statement of income	(2)	1	(262)
— Deferred tax credited to equity	—	1	33

— End of year	(18)	(16)	(245)

9.	TAXATION (Continued)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

		2008
	Note	(As restated)	2009
Net deferred tax assets after offsetting:
Deferred tax assets:
Provision for doubtful debts		789	1,064
Impairment loss on property, plant and equipment	6	2,924	2,034
Unrecognized revaluation surplus on property, plant and equipment under PRC regulations	i	1,991	1,917
Revaluation deficit on property, plant and equipment	ii	170	116
Accruals of expenses not yet deductible for tax purpose		179	418
Deferral and amortisation of upfront non-refundable revenue		177	142
Deferred revenue on subscriber points reward program		43	48
Deferred revenue in relation to the provision of supporting services upon disposal of the CDMA business		102	32
Accruals of retirement benefits		55	25
Unrealized profit for the inter-company transactions		43	214
Others		31	157

		6,504	6,167

Deferred tax liabilities:
Capitalization and amortization of direct incremental costs		(124)	(108)
Capitalized interest already deducted for tax purpose		(703)	(528)
Revaluation surplus on property, plant and equipment	ii	(343)	(299)
Others		—	(30)

		(1,170)	(965)

		5,334	5,202

Net deferred tax liabilities after offsetting:
Deferred tax assets:
Accumulated tax loss carried forward		—	37
Fair value losses on available-for-sale financial assets		—	41
Others		26	28

		26	106

Deferred tax liabilities:
Realized gain on changes in fair value of derivative financial instrument		—	(310)
Fair value gains on available-for-sale financial assets		(15)	(23)
Accelerated depreciation for tax purpose		(27)	(18)

		(42)	(351)

		(16)	(245)

9.	TAXATION (Continued)
(i)	Prior to the merger, the prepayments for the leasehold land and buildings held by China Netcom were revalued for PRC tax purposes as of December 31, 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land and buildings were not recognized under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

(ii)	The property, plant and equipment other than buildings and telecommunications equipment of Mobile business are carried at revalued amount under IFRSs/HKFRSs, which are not used for PRC tax reporting purposes. As a result, the Group recorded the deferred tax assets or liabilities arising from the revaluation deficit or surplus under IFRSs/HKFRSs.
10.	OTHER ASSETS

	2008
	(As restated)	2009
Direct incremental costs for activating mobile subscribers	499	433
Installation costs of Fixed-line business	2,251	1,732
Prepaid rental for premises and leased lines	2,121	3,454
Purchased software	2,877	3,954
Others	1,339	2,023

	9,087	11,596

11.	SUBSIDIARIES

As of December 31, 2009, the details of the Company’s subsidiaries are as follows:

		Percentage
	Place and date of	of equity		Particulars	Principal activities
	incorporation and	interests held		of issued	and place of
Name	nature of legal entity	Direct Indirect		share capital	operation
China United Network Communications Corporation Limited (merged with CNC China on January 1, 2009)	The PRC, April 21, 2000, limited liability company	100%	—	RMB 138,091,677,828	Telecommunications operation in the PRC

China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, October 22, 1999, limited company	100%	—	6,699,197,200 shares, USD0.04 each	Investment holding in Hong Kong

11.	SUBSIDIARIES (Continued)

		Percentage
	Place and date of	of equity		Particulars of	Principal activities
	incorporation and	interests held		issued share	and place of
Name	nature of legal entity	Direct Indirect		capital	operation
Unicom New World (BVI) Limited	British Virgin Islands (“BVI”), November 5, 2003, limited company	100%	—	1,000 shares, HKD1 each	Investment holding in BVI

China Unicom (Hong Kong) Operations Limited (formerly known as China Unicom International Limited)	Hong Kong, May 24, 2000, limited company	100%	—	60,100,000 shares, HKD1 each	Telecommunications service in Hong Kong

China Netcom (Hong Kong) Operations Limited	Hong Kong, May 2, 2001, limited company	—	100%	1,000 shares, HKD1 each	Telecommunications service in Hong Kong

China Unicom (Americas) Operations Limited (formerly known as China Unicom USA Corporation and merged with China Netcom (USA) Operations Limited on August 31, 2009)	The United States of America (the “USA”), May 24, 2002, limited company	100%	—	5,000 shares, USD100 each	Telecommunications service in USA

China Unicom (Europe) Operations Limited	United Kingdom, November 8, 2006, limited company	100%	—	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom

China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	100%	—	1,000 shares, JPY366,000 each	Telecommunications operation in Japan

China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	100%	—	1 share, USD1 each	Telecommunications operation in Singapore (Business not yet commenced)

11.	SUBSIDIARIES (Continued)

		Percentage of
	Place and date of	equity		Particulars of	Principal activities
	incorporation and	interests held		issued share	and place of
Name	nature of legal entity	Direct Indirect		capital	operation
Billion Express Investments Limited	British Virgin Islands, August 15, 2007, limited company	100%	—	1 share, USD1 each	Investment holding in BVI

China Unicom Limited	Hong Kong, August 31, 2007, limited company	—	100%	2 shares, HKD1 each	Dormant

Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	—	100%	RMB 500,000,000	Sales of handsets, telecommunication equipment and provision of technical services in the PRC

China Unicom Mobile Network Company Limited	The PRC, December 31, 2008, limited liability company	—	100%	RMB 500,000,000	Construction and maintenance of the network in the PRC

China Netcom Corporation International Limited	Bermuda, October 15, 2002, limited company	—	100%	USD 12,000	Provision of investing service in Bermuda

China Unicom System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	—	100%	RMB 550,000,000	Provision of information communications technology services in the PRC

China Unicom Broadband Online Limited Corporation	The PRC, March 29, 2006, limited liability company	—	100%	RMB 30,000,000	Provision of internet information services and value-added telecommunications services in the PRC

Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, June 1, 2007 limited liability company	—	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

11.	SUBSIDIARIES (Continued)

		Percentage of
	Place and date of	equity		Particulars of	Principal activities
	incorporation and	interests held		issued share	and place of
Name	nature of legal entity	Direct Indirect		capital	operation
Zhongrong Information Service Limited Corporation	The PRC, March 31, 2008 limited liability company	—	100%	RMB 50,000,000	Provision of information consulting and technology development outsourcing services in the PRC

China Information Technology Designing & Consulting Institute Company Limited	The PRC, September 27, 2008 limited liability company	—	100%	RMB 60,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC

Unicom Xingye Science and Technology Trade Company Limited	The PRC, October 30, 2000, limited liability company	—	100%	RMB 30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunication cards in the PRC

New Guoxin Telecom Corporation of China Unicom	The PRC, September 17, 1998, limited liability company	—	100%	RMB 6,825,087,800	Provision of customer services and hotline businesses in the PRC

11.	SUBSIDIARIES (Continued)

		Percentage of
	Place and date of	equity		Particulars of	Principal activities
	incorporation and	interests held		issued share	and place of
Name	nature of legal entity	Direct Indirect		capital	operation
Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	—	100%	RMB 10,000,000	Provision of project consultation and management services in the PRC

Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	—	100%	RMB 2,200,000	Provision of property management services in the PRC

Zhengzhou Information and Design Technology Publication Company	The PRC, February 17, 2003, limited liability company	—	100%	RMB 300,000	Provision of magazine publishing services in the PRC

Beijing Tonghexing Telecommunications Technologies Company Limited	The PRC, December 28, 2000, limited liability company	—	51%	RMB 7,000,000	Provision of technical support in the PRC

12.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

		2008
	Note	(As restated)	2009
Equity securities issued by corporates		95	7,977

Analyzed by place of listing:
Listed in the PRC		95	188
Listed outside the PRC	32	—	7,789

		95	7,977

For the year ended December 31, 2009, losses on changes in fair value of available-for-sale financial assets amounted to approximately RMB71 million (2007: gains of approximately RMB246 million; 2008: losses of approximately RMB188 million). The losses, net of tax impact of approximately RMB33 million (2007: gains of approximately RMB81 million; 2008: losses of approximately RMB47 million) were recorded in the consolidated statement of comprehensive income.
13.	INVENTORIES AND CONSUMABLES

	2008
	(As restated)	2009
Handsets and other customer end products	302	1,637
Telephone cards	317	264
Consumables	429	449
Others	44	62

	1,092	2,412

14.	ACCOUNTS RECEIVABLE, NET

	2008
	(As restated)	2009
Accounts receivable for Mobile business	3,100	3,850
Accounts receivable for Fixed-line business	9,494	8,783
Accounts receivable for other business	209	262

Sub-total	12,803	12,895

Less: Provision for doubtful debts for Mobile business	(1,347)	(1,874)
Provision for doubtful debts for Fixed-line business	(2,037)	(2,115)
Provision for doubtful debts for other business	(78)	(81)

	9,341	8,825

The aging analysis of accounts receivable is as follows:

	2008
	(As restated)	2009
Within one month	6,750	6,384
More than one month to three months	1,560	1,235
More than three months to one year	2,944	2,936
More than one year	1,549	2,340

	12,803	12,895

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.
There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.
As of December 31, 2009, accounts receivable of approximately RMB2,441 million (2008: approximately RMB2,591 million) were past due but not impaired. These relate to customers for which there is no recent history of default. The aged analysis of these receivables was as follows:

	2008
	(As restated)	2009
More than one month to three months	1,560	1,235
More than three months to one year	736	882
More than one year	295	324

	2,591	2,441

14.	ACCOUNTS RECEIVABLE, NET (Continued)

As of December 31, 2009, accounts receivable of approximately RMB4,070 million (2008: approximately RMB3,462 million) were impaired. The individually impaired receivables mainly relate to subscriber service fees. The aging of these receivables is as follows:

	2008
	(As restated)	2009
More than three months to one year	2,208	2,054
More than one year	1,254	2,016

	3,462	4,070

Provision for doubtful debts is analyzed as follows:

	2008
	(As restated)	2009
Balance, beginning of year	3,206	3,462
Provision for the year:
-Continuing operations	3,016	2,334
-Discontinued operations	383	—
Written-off during the year	(2,483)	(1,726)
Disposal of discontinued operations	(660)	—

Balance, end of year	3,462	4,070

The creation and release of provisions for impaired receivables have been recognized in the statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering additional cash.
The maximum exposure to credit risk at the reporting date is the carrying value of accounts receivable mentioned above. The Group does not hold any collateral as security.

15.	PREPAYMENTS AND OTHER CURRENT ASSETS

	2008
	(As restated)	2009
Prepaid rental	738	845
Deposits and prepayments	857	1,379
Prepaid income taxes	—	1,060
Advances to employees	241	274
Others	879	694

	2,715	4,252

The aging analysis of prepayments and other current assets is as follows:

	2008
	(As restated)	2009
Within one year	2,384	3,806
More than one year	331	446

	2,715	4,252

As of December 31, 2009, there was no impairment for the prepayments and other current assets.
16.	SHORT-TERM BANK DEPOSITS

	2008
	(As restated)	2009
Bank deposits with maturity exceeding three months	307	970
Restricted bank deposits	30	26

	337	996

As of December 31, 2009, restricted bank deposits primarily represented deposits that were subject to externally imposed restrictions as requested by a contractor in relation to construction payables owed to the contractor.

17.	CASH AND CASH EQUIVALENTS

	2008
	(As restated)	2009
Cash at bank and in hand	9,720	7,210
Bank deposits with original maturities of three months or less	517	610

	10,237	7,820

18.	SHARE CAPITAL

	2008	2009
	HKD millions	HKD millions
Authorised:
30,000,000,000 ordinary shares of HKD0.10 each	3,000	3,000

		Ordinary
		shares, par
	Number of	value of
	shares	HKD0.1 each	Share	Share
	millions	HKD millions	capital	premium	Total
Issued and fully paid:

At January 1, 2008	13,635	1,363	1,437	64,320	65,757
Issuance of shares upon exercise of options (Note 34)	31	3	3	252	255
Issuance of shares in connection with 2008 Business Combination (Note a)	10,102	1,010	889	102,212	103,101

At December 31, 2008	23,768	2,376	2,329	166,784	169,113
Issuance of shares for mutual investment by the Company and Telefónica (Note b)	694	69	60	6,651	6,711
Off-market share repurchase (Note c)	(900)	(90)	(79)	—	(79)

At December 31, 2009	23,562	2,355	2,310	173,435	175,745

Note a :	Pursuant to an ordinary resolution passed at the extraordinary general meeting held on September 16, 2008, the Company issued 10,102,389,377 ordinary shares of HKD0.10 each at a price of HKD11.60 per share with fair value or total price of approximately RMB103.1 billion on October 15, 2008 in exchange for the entire issued share capital of China Netcom.

Note b :	On October 21, 2009, the Company issued 693,912,264 ordinary shares of HKD0.10 each at a price of HKD11.17 per share in exchange for 40,730,735 Telefónica treasury shares at a price of Euro17.24 each. Please refer to Note 32 for details.

18.	SHARE CAPITAL(Continued)

Note c:	Pursuant to a special resolution passed at the extraordinary general meeting held on November 3, 2009, the Company repurchased 899,745,075 shares, being all the shares owned by SK Telecom Co., Ltd, by way of an off-market share repurchase. The total consideration of HKD9,991,669,058, being HKD11.105 for each share, was satisfied in cash upon completion. The total consideration of HKD9,991,669,058 (equivalent to RMB8,801,661,273) was charged to retained profits. The repurchased shares were cancelled subsequently.

In addition, pursuant to Section 49H of the Hong Kong Companies Ordinance, an amount equivalent to the par value of the shares cancelled of HKD89,974,508 (equivalent to RMB79,258,544) was transferred from share capital to the capital redemption reserve.
19.	RESERVES
(i)	Statutory reserves

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

Accordingly, CUCL appropriated approximately RMB769 million (2007: approximately RMB718 million and RMB868 million by CUCL and CNC China, respectively; 2008: approximately RMB3,523 million and RMB19 million by CUCL and CNC China, respectively) to the general reserve fund for the year ended December 31, 2009.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs/HKFRSs, the appropriations to the staff bonus and welfare fund will be charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2007, 2008 and 2009, no appropriation to staff bonus and welfare fund has been made by CUCL nor CNC China.

According to the PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group’s upfront connection fees in respect of the Fixed-line business are not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognized in the retained profits should be transferred from retained profits to the statutory reserve. Up to December 31, 2009, the Group has made an accumulated appropriation of approximately RMB12,082 million to the statutory reserve (Up to December 31, 2007: approximately RMB10,706 million; up to December 31, 2008 : approximately RMB11,592 million).

19.	RESERVES (Continued)
(ii)	Share premium and capital redemption reserve

The application of the share premium account and the capital redemption reserve is governed by Sections 48B and 49H, respectively, of the Hong Kong Companies Ordinance and these reserves cannot be distributed to shareholders by way of dividend.

(iii)	Available-for-sale fair value reserve

The available-for-sale fair value reserve represents the changes in the fair value of available-for-sale financial assets, net of tax, until the financial assets are derecognized or impaired.

20.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2008	2009
RMB denominated bank loans	Floating interest rates ranging from 4.86% to 6.80% per annum with maturity through 2009
— unsecured		1,114	—

USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (2008: Nil to 5.65%) per annum with maturity through 2039 (2008: maturity through 2039)
— secured		146	137
— unsecured		377	357

		523	494

Japanese Yen denominated bank loans	Fixed interest rates of 2.12% per annum with maturity through 2014
— unsecured		234	—

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2008: 0.50% to 2.50%) per annum with maturity through 2034 (2008: maturity through 2034)
— unsecured		342	327

Sub-total		2,213	821

Less: Current portion		(1,216)	(62)

		997	759

The repayment schedule of the long-term bank loans is as follows:

	2008	2009
Balances due:
— not later than one year	1,216	62
— later than one year and not later than two years	96	54
— later than two years and not later than five years	287	165
— later than five years	614	540

	2,213	821

Less: Portion classified as current liabilities	(1,216)	(62)

	997	759

20.	LONG-TERM BANK LOANS (Continued)
(a)	The fair values of the Group’s non-current portion of long-term bank loans at December 31, 2008 and 2009 were as follows:

	2008	2009
Long-term bank loans	690	552

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.48% to 4.72% (December 31, 2008: 4.59% to 6.56%).

(b)	As of December 31, 2009, bank loans of approximately RMB137 million (2008: approximately RMB146 million) were secured by corporate guarantees granted by third parties.
21.	CORPORATE BONDS

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

The fair values of the Group’s corporate bonds at December 31, 2008 and 2009 were as follows:

	2008	2009
Corporate bonds	7,494	7,143

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.18% to 4.86% (December 31, 2008: 3.32% to 3.98%).
22.	CONVERTIBLE BONDS

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

Prior to the conversion, the change in the fair value of the conversion option from December 31, 2006 to August 20, 2007 resulted in a fair value loss of approximately RMB569 million, which has been recorded in the “Realized loss on changes in fair value of derivative component of convertible bonds” in the statement of income for the year ended December 31, 2007.

The convertible bonds with carrying value of approximately RMB10,818 million as of August 20, 2007 were fully converted into 899,745,075 ordinary shares of HKD0.10 each of the Company. The share conversion resulted in an increase in share capital and share premium by approximately RMB88 million and RMB10,731 million, respectively.

23.	OTHER OBLIGATIONS

			2008
	Note		(As restated)	2009
Early retirement benefits	(a	)	2,109	—
One-off cash housing subsidies	(a	)	2,502	2,502
Obligations under finance lease	(b	)	—	129
Others			82	90

Sub-total			4,693	2,721

Less: Current portion			(3,012)	(2,534)

			1,681	187

(a)	The movement of early retirement benefits and one-off cash housing subsidies is as follows:

	Early retirement benefits	One-off cash housing subsidies
	Note (ii)	Note (i) & (ii)
As of January 1, 2008	2,532	2,856
Additions during the year	—	—
Payments during the year	(423)	(354)

As of December 31, 2008	2,109	2,502

As of January 1, 2009	2,109	2,502
Additions during the year	—	—
Payments during the year	(2,109)	—

As of December 31, 2009	—	2,502

(i)	Certain staff quarters, prior to 1998, have been sold to certain of the Group’s employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group is required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounted to RMB4,142 million, which was charged to the statement of income for the year ended December 31, 2000 (the year in which the Council circular in respect of cash subsidies was issued).

23.	OTHER OBLIGATIONS (Continued)

(ii)	Pursuant to the reorganization undertaken on June 30, 2004 between China Netcom, China Netcom (Holding) Company Limited and Netcom Group and the acquisition of the principal telecommunications operations, assets and liabilities in the four Northern provinces/autonomous region, namely Shanxi province, Neimenggu autonomous region, Jilin province and Heilongjiang province from Netcom Group (the “Acquisition of New Horizon”) in 2005, if the actual payments required for housing subsidies and early retirement benefits differ from the amount provided as of June 30, 2004 and June 30, 2005, Netcom Group would bear any additional payments required or would be paid the difference if the actual payments are lower than the amount provided. Upon the completion of the Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group. In 2009, the Group fully repaid the amount in relation to early retirement benefits to Unicom Group.

(b)	Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payment under finance lease are analyzed as follows:

	2008	2009
Total minimum lease payments under finance lease:
— not later than one year	—	29
— later than one year and not later than two years	—	105

	—	134

Less: Future finance charges	—	(5)

Present value of minimum obligations	—	129

Representing obligations under finance lease:
— current liabilities	—	26
— non-current liabilities	—	103

24.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008
	(As restated)	2009
Payables to contractors and equipment suppliers	52,800	85,941
Payables to telecommunications product suppliers	1,685	3,193
Customer/contractor deposits	2,261	2,522
Repair and maintenance expense payables	1,650	1,900
Salary and welfare payables	1,129	1,364
Interest payable	263	212
Amounts due to services providers / content providers	984	1,069
Accrued expenses	3,298	4,268
Others	3,439	3,603

	67,509	104,072

The aging analysis of payables and accrued liabilities is as follows:

	2008
	(As restated)	2009
Less than six months	56,238	90,983
Six months to one year	4,232	4,031
More than one year	7,039	9,058

	67,509	104,072

25.	COMMERCIAL PAPER

CNC China issued RMB10 billion unsecured commercial paper with repayment periods of 365 days on October 6, 2008 in the PRC capital market. The effective interest rate is 4.47% per annum. The net cash proceeds raised in the PRC capital market were RMB10 billion. The commercial paper was fully repaid on October 8, 2009.
26.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2008	2009
RMB denominated bank loans	Fixed interest rates ranging from 3.50% to 4.37% (2008: 4.54% to 6.80%) per annum with maturity through 2010 (2008: maturity through 2009)
— unsecured		10,780	55,104

HKD denominated bank loans	Floating interest rates of HKD HIBOR plus interest margin 0.42% per annum with maturity through 2010
— unsecured		—	8,805

Total		10,780	63,909

(i)	The carrying values of short-term bank loans approximate their fair values as of the balance sheet date.

27.	REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the NDRC, the MIIT and the provincial price regulatory authorities.

Revenue from continuing operations is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB4,487 million for the year ended December 31, 2009 (2007: approximately RMB4,549 million; 2008: approximately RMB4,598 million).

The major components of revenue for continuing operations are as follows:

	2007	2008
	(As restated)	(As restated)	2009
Continuing operations:
Mobile business
— Usage and monthly fees	42,077	40,462	42,297
— Value-added services revenue	13,528	16,263	19,070
— Interconnection fee	5,767	6,775	8,220
— Other service revenue	864	740	182

Total mobile telecommunications service revenue	62,236	64,240	69,769

Fixed-line business
— Usage and monthly fees	48,905	41,489	34,369
— Broadband services revenue	16,450	20,962	23,898
— Interconnection fees	7,799	7,342	5,599
— Value-added services revenue	7,084	7,074	5,238
— Leased line income	4,433	5,492	5,683
— Other Internet-related services and managed data services revenue	2,363	2,662	2,466
— Upfront connection fees	1,517	886	490
— Other service revenue	2,542	2,347	1,806

Total fixed-line telecommunications service revenue	91,093	88,254	79,549

Unallocated telecommunications service revenue	420	337	275

Total telecommunications service revenue	153,749	152,831	149,593
Information communication technology services and other revenue	5,197	5,062	2,189
Sales of telecommunications products	994	1,899	2,163

Total revenue from external customers	159,940	159,792	153,945

28.	NETWORKS, OPERATIONS AND SUPPORT EXPENSES

			2007	2008
	Note		(As restated)	(As restated)	2009
Continuing operations:
Repair and maintenance			6,183	6,373	7,093
Power and water charges			5,307	5,901	7,414
Operating leases	(a	)	4,119	4,362	4,778
Consumables			1,629	1,388	1,513
Others			639	712	930

Total networks, operations and support expenses			17,877	18,736	21,728

(a):	The operating lease expenses represent the rental charges for premises, equipment and facilities.
29.	EMPLOYEE BENEFIT EXPENSES

		2007	2008
	Note	(As restated)	(As restated)	2009
Continuing operations:
Salaries and wages		15,755	17,115	17,842
Contributions to defined contribution pension schemes		2,010	2,288	2,558
Contributions to housing fund		1,004	1,099	1,321
Other housing benefits		459	172	183
Share-based compensation	34	170	84	27

Total employee benefit expenses		19,398	20,758	21,931

30.	OTHER OPERATING EXPENSES

	2007	2008
	(As restated)	(As restated)	2009
Continuing operations:
Provision for doubtful debts	2,260	3,025	2,355
Cost of telecommunications products sold	1,109	2,156	2,689
Cost in relation to information communications technology services	3,808	3,010	839
Commission expenses	11,396	11,773	11,994
Advertising and promotion expenses	2,799	3,036	4,290
Customer installation cost	2,243	2,256	2,449
Customer acquisition and retention cost	3,222	2,549	2,287
Auditors’ remuneration	123	131	73
Property management fee	1,010	1,186	1,434
Office and administrative expenses	3,013	2,831	2,915
Transportation expense	1,594	1,892	1,825
Miscellaneous taxes and fees	546	581	583
Others	3,230	3,322	2,990

Total other operating expenses	36,353	37,748	36,723

31.	FINANCE COSTS

			2007	2008
	Note		(As restated)	(As restated)	2009
Continuing operations:
Finance costs:
— Interest on bank loans repayable within 5 years			2,766	1,787	927
— Interest on corporate bonds and commercial paper repayable within 5 years			226	580	607
— Interest on bank loans repayable over 5 years			147	54	5
— Interest on corporate bonds repayable over 5 years			51	90	90
— Interest on convertible bonds			242	—	—
— Interest on deferred consideration	(a	)	375	224	—
— Less: Amounts capitalized in construction-in-progress	6		(439)	(260)	(806)

Total interest expense			3,368	2,475	823
— Exchange (gain)/loss, net			(457)	(270)	15
— Others			330	218	198

Total finance costs			3,241	2,423	1,036

(a):	In 2005, China Netcom completed the Acquisition of New Horizon. The consideration for the Acquisition of New Horizon was RMB12,800 million which consisted of an initial cash payment of RMB3,000 million and deferred payments of RMB9,800 million. The deferred payments were being settled in half-yearly installments over five years. The interest charged on the deferred payments was calculated at 5.265% per annum. In 2008, the Group fully repaid the amount.

32.	MUTUAL INVESTMENT OF US$1 BILLION BY THE COMPANY AND TELEFÓNICA IN EACH OTHER

On September 6, 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a subscription agreement (“Subscription Agreement”), pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares. On October 21, 2009 (“Completion Date”), the Company and Telefónica completed the mutual investment of the equivalent of USD1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HKD11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of Euro17.24 each to the Company.

At the inception of the subscription agreement on September 6, 2009, the Company’s agreement to undertake the above mutual investment with Telefónica is treated as a derivative financial instrument in accordance with IAS/HKAS 39 “Financial instrument: Recognition and measurement” as it represents a forward contract for the purchase of shares by the Company and Telefónica in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument would be remeasured at fair value at each balance sheet date with all subsequent changes in fair value being charged or credited to the statement of income in the period when the change occurs until the completion of the mutual investment by the Company and Telefónica in each other. Upon settlement of the derivative financial instrument on completion of the mutual investment by the Company and Telefónica in each other at the Completion Date, October 21, 2009, the derivative financial instrument was derecognized and an available-for-sale financial asset, representing the investment in the Telefónica shares, was recognized correspondingly at the then fair value of the Telefónica shares.

As of the Completion Date, October 21, 2009, the fair value of the Telefónica shares was determined to be approximately RMB7,952 million and the changes in the fair value of the derivative financial instrument during the period from September 6, 2009 to October 21, 2009 resulted in a fair value gain of approximately RMB1,239 million, which has been recorded as “Realized gain on changes in fair value of derivative financial instrument” in the consolidated statement of income for the year ended December 31, 2009.

As of December 31, 2009, the related available-for-sale financial asset amounted to approximately RMB7,789 million. For the period from October 21, 2009 to December 31, 2009, loss on changes in fair value of available-for-sale financial asset amounted to approximately RMB163 million. The loss, net of tax impact of approximately RMB41 million, was recorded in the consolidated statement of comprehensive income.
33.	OTHER INCOME — NET

			2007	2008
	Note		(As restated)	(As restated)	2009
Continuing operations:
Tax refund on reinvestment in subsidiaries	(a	)	4,001	—	—
Dividend income from available-for-sale financial assets			2	3	215
Gain on the non-monetary assets exchange	(b	)	386	1,305	38
Others			711	789	709

			5,100	2,097	962

33.	OTHER INCOME – NET (Continued)

Note (a):	During 2007, the Company and China Netcom reinvested the undistributed profits of certain PRC subsidiaries into these subsidiaries and were granted a refund of a portion of the taxes previously paid by these subsidiaries as permitted under the tax law effective until December 31, 2007. This tax refund on reinvestment in subsidiaries was recorded as “other income”.

Note (b):	Please refer to Note (b)(v) to the consolidated statement of cash flows for details.
34.	EQUITY-SETTLED SHARE OPTION SCHEMES
34.1	Fixed award pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”)

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

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the share option scheme (Note 34.2) on May 13, 2002, May 11, 2007 and May 26, 2009, respectively. Apart from the above two terms, the principal terms are substantially the same as the amended Share Option Scheme in all material aspects.

34.2	Share option scheme (the “Share Option Scheme”)

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
The period during which an option may be exercised will be determined by the Board of Directors at their discretion, except that no option may be exercised later than 10 years from June 22, 2000.

34.	EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)
34.2	Share option scheme (the “Share Option Scheme”) (Continued)

The terms of the Share Option Scheme were amended on May 13, 2002 to comply with the requirements set out in the Chapter 17 of the Listing Rules which came into effect on September 1, 2001 with the following major amendments:
(i)	share options may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii)	the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii)	minimum subscription price shall not be less than the higher of:

•	the nominal value of the shares;

•	the closing price of the shares of the stock exchange as stated in the stock exchange’s quotation sheets on the offer date in respect of the share options; and

•	the average closing price of the shares on the stock exchange’s quotation sheets for the five trading days immediately preceding the offer date.
On May 11, 2007, the Company further amended the Share Option Scheme with major amendments related to the exercise of options upon cessation of employment. These amendments are made in order to reduce the administrative burden on the Company to monitor outstanding options for grantees whose employment has been terminated.
All of the share options granted under Note 34.1 and 34.2 are governed by the amended terms of the Pre-Global Share Option Scheme and the Share Option Scheme as mentioned above.

34.  EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)
34.3	Special Purpose Unicom Share Option Scheme (the “Special Purpose Share Option Scheme”)

Prior to the 2008 Business Combination, China Netcom granted share options to its directors and employees (including employees of its subsidiaries) in years 2004 (“First Grant”) and 2005 (“Second Grant”) pursuant to a shareholders’ resolution passed on September 30, 2004.

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

The number of options and exercise price of options granted under the Special Purpose Share Option Scheme are as follows:
(i)	The exercise price of options under this scheme is equal to (a) the exercise price of an outstanding China Netcom option held by the Eligible Participants divided by (b) the share exchange ratio 1.508.

(ii)	The total number of options granted by the Company to all Eligible Participants under this scheme shall be equal to the product of (a) the share exchange ratio and (b) the number of China Netcom options outstanding as of October 14, 2008.
The above formula ensures that the value of options granted under this scheme received by a holder of China Netcom options is equivalent to the “see-through” price of that holder’s outstanding China Netcom options.
The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than September 30, 2014.
No further options can be granted under the Special Purpose Share Option Scheme.

34.	EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)
34.3	Special Purpose Unicom Share Option Scheme (the “Special Purpose Share Option Scheme”) (Continued)

Details of share options granted and outstanding by China Netcom, immediately prior to the merger between the Company and China Netcom (i.e. October 14, 2008) are as follows:

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

34. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)
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

	2004	2005
	Special Purpose	Special Purpose
	Share Option	Share Option

Stock price	HKD11.60	HKD11.60
Exercise price	HKD5.57	HKD8.26
Volatility	55%	49%
Dividend yield	2%	2%
Risk-free rate	0.24-1.06%	0.28-1.54%
Expected life	0.30-1.09 years	0.32-2.32 years
Weighted average option value	HKD6.01	HKD4.00
Number of options granted	100,831,432	88,929,468
The volatility measured at the standard deviation of expected share price returns was based on statistical analysis of daily share prices over the last 2 to 3 years. Expected dividends were based on historical dividends. Risk-free rate was by reference to the yield of Hong Kong Exchange Fund Notes with a term similar to the expected option life.

The total incremental fair value of the exchanged options was determined to be RMB21 million which was measured by reference to the incremental fair value of the options granted under the Special Purpose Share Option Scheme as of October 15, 2008 (the modification date) over the fair value of China Netcom options as of October 15, 2008. For the year ended December 31, 2009, share-based compensation expense of approximately RMB10 million (2008: approximately RMB9 million) was recorded by the Group as a result of this modification.

34.	EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)
34.4	Share Option Information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2007		2008		2009
	Average		Average		Average
	exercise	Number of	exercise	Number of	exercise	Number of
	price	share	price	share	price	share
	in HKD	options	in HKD	options	in HKD	options
	per share	involved	per share	involved	per share	involved
Balance, beginning of year	6.95	314,256,000	7.12	257,279,600	6.95	413,074,166
Granted	—	—	6.83	189,760,900	—	—
Forfeited	8.43	(3,420,800)	6.37	(2,720,334)	—	—
Exercised	6.03	(53,555,600)	7.62	(31,246,000)	—	—

Balance, end of year	7.12	257,279,600	6.95	413,074,166	6.95	413,074,166

Exercisable at end of year	8.48	92,713,600	7.14	245,359,027	6.88	390,841,799

No options were exercised during the year ended December 31, 2009. Exercise of share options during the year ended December 31, 2008 resulted in 31,246,000 shares being issued (2007: 53,555,600 shares), with exercise proceeds of approximately RMB216 million (2007: approximately RMB313 million).

34.	EQUITY-SETTLED SHARE OPTION SCHEME (Continued)
34.4	Share Option Information (Continued)
As of balance sheet date, information of outstanding share options is summarized as follows:

				Number of	Number of
			The price	share options	share options
			per share to	outstanding	outstanding
			be paid on	as of	as of
			exercise of	December	December
Date of options grant	Vesting period	Exercisable period	options	31, 2008	31, 2009
Share options granted under the Pre-Global Offering Share Option Scheme (Note i):
	June 22, 2000 to	June 22, 2002 to
June 22, 2000	June 21, 2002	June 21, 2010	HKD15.42	16,977,600	16,977,600
Share options granted under the Share Option Scheme (Note i and Note iii):
		June 30, 2001 to
June 30, 2001	June 30, 2001	June 22, 2010	HKD15.42	4,350,000	4,350,000
	May 21, 2003 to	May 21, 2004 to
May 21, 2003 (Note ii)	May 21, 2006	May 20, 2010	HKD4.30	8,956,000	8,956,000
	July 20, 2004 to	July 20, 2005 to
July 20, 2004	July 20, 2007	July 19, 2010	HKD5.92	41,024,000	41,024,000
	December 21, 2004 to	December 21, 2005 to
December 21, 2004	December 21, 2007	December 20, 2010	HKD6.20	654,000	654,000
	February 15, 2006 to	February 15, 2008 to
February 15, 2006	February 15, 2009	February 14, 2012	HKD6.35	151,556,000	151,556,000
Share options granted under the Special Purpose Share Option Scheme:
October 15, 2008 (“2004 Special Purpose Share Options”) (Note iii)	October 15, 2008 to	October 15, 2008 to
	May 17, 2009	November 16, 2010	HKD5.57	100,627,098	100,627,098
October 15, 2008 (“2005 Special Purpose Share Options”)	October 15, 2008 to	October 15, 2008 to
	December 6, 2010	December 5, 2011	HKD8.26	88,929,468	88,929,468

				413,074,166	413,074,166

The options outstanding as of December 31, 2009 had a weighted average remaining contractual life of 1.50 years (2008: 2.47 years).

34.	EQUITY-SETTLED SHARE OPTION SCHEME (Continued)
34.4	Share Option Information (Continued)

Note i:	The exercise periods of approximately 25,000,000 options were extended by one year by the Board of Directors pursuant to the amended terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme as approved by shareholders on May 26, 2009. The main reasons for such extension were (i) that the holders of those options were determined by the Board of Directors as “Transferred Personnel” under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring, and (ii) that those options were not exercisable due to a “Mandatory Moratorium” under the respective terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. The modifications did not have significant impact on the consolidated financial statements for the year ended December 31, 2009. In March 2010, due to the “Mandatory Moratorium” continuing to be in force, the Board of Directors further extended the exercise periods of such options by another year on March 24, 2010. This modification did not have significant impact on the Group’s consolidated financial statements.

Note ii:	The original expiration date for these options was May 20, 2009. As these options were not exercisable due to a “Mandatory Moratorium” as set forth in the Share Option Scheme, they were extended to May 20, 2010 pursuant to amendment of the Share Option Scheme approved by the shareholders of the Company on May 26, 2009. The modifications did not have significant impact on the consolidated financial statements for the year ended December 31, 2009.

Note iii:	The exercise period of these options were extended by one year by the Board of Directors on March 24, 2010 pursuant to the amended terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme as they were not exercisable due to a “Mandatory Moratorium” under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme. This modification did not have significant impact on the Group’s consolidated financial statements.

34.	EQUITY-SETTLED SHARE OPTION SCHEME (Continued)
No option was exercised for the year ended December 31, 2009.
Details of share options exercised for the years ended December 31, 2007 and 2008 are as follows:
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

For the year ended December 31, 2009, employee share-based compensation expense recorded for continuing operations amounted to approximately RMB27 million (2007: approximately RMB170 million; 2008: approximately RMB84 million).

35	DISPOSAL GROUP AND DISCONTINUED OPERATIONS
On June 2, 2008 and on July 27, 2008, the Company, CUCL and China Telecom entered into the Framework Agreement and the Disposal Agreement, respectively, to sell the CDMA business to China Telecom. The disposal was completed on October 1, 2008. The gain on disposal, net of corresponding income tax of approximately RMB9.0 billion, amounted to approximately RMB26.1 billion.
The net assets of the CDMA business as of the effective date of disposal of the CDMA business were as listed below:

		As of
	Note	October 1, 2008
Net assets disposed of:

Cash and cash equivalents	(a)	4,612
Property, plant and equipment		2,997
Goodwill		373
Deferred tax assets		6
Other assets		3,958
Inventories		525
Accounts receivable, net		690
Prepayments and other current assets		808
Deferred revenue		(444)
Accounts payable and accrued liabilities		(1,144)
Advances from customers		(4,428)
Minority interest		(5)

		7,948

Fair value of future service agreed in the Disposal Agreement	39.2(c)	517
Transaction cost and taxation		184

Income tax expense arising from the disposal of the CDMA business		9,016
Gain on disposal of the CDMA business recognized in the statement of income		26,135

Cash consideration on disposal of the CDMA business		43,800
Less: Cash consideration receivable from disposal of the CDMA business		(13,140)
Cash and cash equivalents transferred		(1,148)

Net cash inflow		29,512

Note a:	The balance represents cash and cash equivalent of approximately RMB1,148 million transferred and RMB3,464 million to be transferred to China Telecom in accordance with the Disposal Agreement. For details, please refer to Note 39.2(c).

35	DISPOSAL GROUP AND DISCONTINUED OPERATIONS (Continued)
Discontinued operations
The results and cash flows of the CDMA business for the year ended December 31, 2007 and for the period ended September 30, 2008 are presented as discontinued operations as follows:

		For the period
		from January 1,
	For the year	2008 to
	ended December	September
	31, 2007	30, 2008
	(As restated)	(As restated)
Revenue	31,149	22,296
Expenses	(29,994)	(20,389)

Income from discontinued operations before income tax	1,155	1,907
Income tax expenses	(499)	(469)

Income for the year/period from discontinued operations	656	1,438

Gain on disposal of discontinued operations before income tax	—	35,151
Income tax expenses	—	(9,016)

Gain on disposal of discontinued operations after income tax	—	26,135

Income for the year/period from discontinued operations	656	27,573

35	DISPOSAL GROUP AND DISCONTINUED OPERATIONS (Continued)
Discontinued operations (Continued)

	For the year	For the period
	ended	from
	December	January 1, 2008
	31, 2007	to September
	(As restated)	30, 2008
Net cash inflow from operating activities	837	656

Net cash outflow from investing activities	(25)	(23)
Cash inflow from disposal of discontinued operations	—	29,512

Net cash inflow from investing activities	(25)	29,489

Net cash inflow from financing activities	—	—

Net cash inflow from discontinued operations	812	30,145

The net cash outflow of approximately RMB5,039 million for discontinued operations for the year ended December 31, 2009 represents the income tax paid on the gain on disposal of the CDMA business in 2008 and related professional service fees paid totaling RMB9,329 million, offset by proceeds received of approximately RMB4,290 million from the disposal of the CDMA business.
In addition, for the year ended December 31, 2009, proceeds receivable from disposal of the CDMA business of approximately RMB3,729 million was offset against payables in relation to disposal of the CDMA business in accordance with a settlement agreement entered into in 2009.

36.	DIVIDENDS
At the annual general meeting held on May 26, 2009, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended December 31, 2008 totaling approximately RMB4,754 million which has been reflected as a reduction of retained profits for the year ended December 31, 2009. As of December 31, 2009, such dividends have been paid by the Company, except for dividends payable of approximately RMB307 million and RMB24 million due to Unicom BVI and Netcom BVI, respectively.
At a meeting held on March 24, 2010, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.16 per ordinary share to the shareholders for the year ended December 31, 2009 totaling approximately RMB3,770 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2009, but will be reflected as an appropriation of retained profits in the financial statements for the year ending December 31, 2010.

	2007	2008	2009
Proposed final dividend:
RMB0.16 (2007:RMB0.20; 2008: RMB0.20) per ordinary share by the Company	2,727	4,754	3,770
HKD nil (2007:HKD0.592; 2008:HKD nil) per ordinary share by China Netcom (Note a)	3,700	—	—

	6,427	4,754	3,770

Dividend paid:
By the Company	2,285	2,732	4,754
By China Netcom (Note a)	3,600	3,499	—

	5,885	6,231	4,754

Note a :	Since the 2008 Business Combination is accounted for as a business combination of entities under common control, accordingly, the proposed final dividend and dividend paid include the proposed final dividend and dividend paid by China Netcom as if it had always been part of the Group.
For the Company’s non-TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

37.	EARNINGS PER SHARE AND ADS
Basic earnings per share for the years ended December 31, 2007, 2008 and 2009 were computed by dividing the income attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on January 1, 2007.
Diluted earnings per share for the years ended December 31, 2007, 2008 and 2009 were computed by dividing the income attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on January 1, 2007, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme, (iii) share options granted under the amended Special Purpose Share Option Scheme and (iv) the Convertible Bonds (for the year ended December 31, 2007 only).
The potential ordinary shares which are not dilutive for the year ended December 31, 2007 arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme and the Convertible Bonds while the potential ordinary shares which are not dilutive for the years ended December 31, 2008 and 2009 arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme, which are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

37.	EARNINGS PER SHARE AND ADS (Continued)

The following table sets forth the computation of basic and diluted earnings per share and ADS:

	2007	2008
	(As restated)	(As restated)	2009
Numerator (in RMB millions):
Income attributable to equity holders of the Company
— Continuing operations	20,909	7,825	9,556
— Discontinued operations	656	27,573	—

	21,565	35,398	9,556

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,075	23,751	23,767
Dilutive equivalent shares arising from share options	246	190	128

Shares used in computing diluted earnings per share	23,321	23,941	23,895

Basic earnings per share (in RMB)
— Continuing operations	0.90	0.33	0.40
— Discontinued operations	0.03	1.16	—

	0.93	1.49	0.40

Basic earnings per ADS (in RMB)
— Continuing operations	9.06	3.29	4.02
— Discontinued operations	0.29	11.61	—

	9.35	14.90	4.02

Diluted earnings per share (in RMB)
— Continuing operations	0.89	0.33	0.40
— Discontinued operations	0.03	1.15	—

	0.92	1.48	0.40

Diluted earnings per ADS (in RMB)
— Continuing operations	8.97	3.27	4.00
— Discontinued operations	0.28	11.52	—

	9.25	14.79	4.00

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

38.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, available-for-sale financial assets, accounts receivable, amounts due from ultimate holding company, related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial paper, corporate bonds, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

Cash and cash equivalents, short-term bank deposits and available-for-sale financial assets denominated in foreign currencies, as summarized below, have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2008 and 2009.

	2008			2009
	Original		RMB	Original		RMB
	currency		equivalent	currency		equivalent
	millions	Exchange rate	millions	millions	Exchange rate	millions
Cash and cash equivalents:
— denominated in HK dollars	223	0.88	197	324	0.88	285
— denominated in US dollars	134	6.83	914	86	6.83	585
— denominated in Euro	4	9.66	43	26	9.80	258
— denominated in Japanese Yen	50	0.08	4	14	0.07	1
— denominated in GBP	2	9.88	20	0.4	10.98	4

Sub-total			1,178			1,133

Short-term bank deposits:
— denominated in HK dollars	—	0.88	—	86	0.88	76
— denominated in US dollars	20	6.83	137	49	6.83	336

Sub-total			137			412

Available-for-sale financial assets:
— denominated in Euro	—	9.66	—	795	9.80	7,789

Total			1,315			9,334

38.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China. The carrying amounts of the Group’s cash and cash equivalents, short-term bank deposits, available-for-sale financial assets, other current financial assets and liabilities approximated their fair values as of December 31, 2008 and 2009 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair value as of the balance sheet date.

In connection with the fair value of the Group’s non-current portion of long-term bank loans and corporate bonds, please refer to Note 20 (a) and Note 21 respectively for details.

39.	RELATED PARTY TRANSACTIONS

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

Management considers other state-owned enterprises, which mainly include other telecommunications service operators, have material transactions with the Group in its ordinary course of business. These transactions are carried out on terms that are the same as similar arm’s length transactions or at standards promulgated by relevant government authorities and have been reflected in the financial statements. The Group’s telecommunications networks depend, in large part, on interconnection with the network and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been disclosed below.

39.	RELATED PARTY TRANSACTIONS (Continued)
39.1	Transactions with Unicom Group, Netcom Group and their subsidiaries
(a)	Significant recurring transactions
The following is a summary of significant recurring transactions carried out by the Group with Unicom Group, Netcom Group and their subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

		2007	2008
	Note	(As restated)	(As restated)	2009
Transactions with Unicom Group, Netcom Group and their subsidiaries:

Continuing operations:
Leasing fee of Telecommunications Networks in Southern China	(ii)	—	—	2,000
Charges for mobile subscriber value-added service	(i), (iii)	37	153	122
Rental charges for premises, equipment and facilities	(i), (iv), (viii)	678	678	820
Charges for the international gateway services	(i), (v)	15	7	5
Agency fee incurred for procurement of telecommunications equipment	(i), (vi)	19	21	12
Charge for engineering and information technology-related services	(i), (vii)	1,946	2,603	2,786
Common corporate services income	(ix)	121	140	3
Charges for common corporate services	(ix)	477	563	266
Rental income from properties	(viii)	1	10	1
Purchases of materials	(x)	668	516	375
Charges for ancillary telecommunications support services	(xi)	448	558	689
Charges for support services	(xii)	536	461	273
Charges for lease of telecommunications facilities	(xiii)	309	306	148
Income from information communication technologies services	(i), (xiv)	130	118	70
Income for engineering design and technical services	(i), (xv)	23	40	15

39.	RELATED PARTY TRANSACTIONS (Continued)
39.1	Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)
(a)	Significant recurring transactions (Continued)

		2007	2008
	Note	(As restated)	(As restated)	2009
Transactions with Unicom Group, Netcom Group and their subsidiaries:

Discontinued operations:
Charges for mobile subscriber value-added services	(i), (iii)	17	46	—
CDMA network capacity lease rental charges	(xvi)	8,382	6,009	—
Constructed capacity related cost of the CDMA network	(xvii)	215	234	—

39.	RELATED PARTY TRANSACTIONS (Continued)
39.1	Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)
(a)	Significant recurring transactions (Continued)
(i)	On October 26, 2006, CUCL entered into a new agreement “2006 Comprehensive Services Agreement” to continue to carry out related party transactions. The new agreement was approved by the independent shareholders of the Company on December 1, 2006, and become effective from January 1, 2007.

Pursuant to the ordinary resolution passed at the extraordinary general meeting held on September 16, 2008, the independent shareholders of the Company approved the amendment of the 2006 Comprehensive Services Agreement with effect from October 15, 2008 to include CNC China as a party (“the Second 2006 Comprehensive Services Agreement”).

Also, the independent shareholders of the Company approved the following agreements:
—	Framework Agreement for Engineering and Information Technology Services dated August 12, 2008

—	Engineering and Information Technology Services Agreement 2008-2010

—	Domestic Interconnection Settlement Agreement 2008-2010

—	International Long Distance Voice Services Settlement Agreement 2008-2010

—	Framework Agreement for Interconnection Settlement dated August 12, 2008
As mentioned in Note 1, as a result of the merger between CUCL and CNC China and the Parent Merger on January 1, 2009 and January 6, 2009, respectively, the continuing connected transactions (and all associated rights and obligations thereunder) of CNC China and Netcom Group were assumed by CUCL and Unicom Group, respectively.

Under HKFRSs and IFRSs, the 2009 Business Combination has been accounted for using merger accounting/predecessor values method. Accordingly, the transactions between the Target Business (See Note 1) and the Group were eliminated and not disclosed as related party transactions in the consolidated financial statements.

(ii)	On December 16, 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon entered into the Network Lease Agreement in relation to the Lease of the Telecommunications Networks in Southern China by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the years ended December 31, 2009 and 2010, respectively. The Lease was effective in January 2009.

39.	RELATED PARTY TRANSACTIONS (Continued)
39.1	Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)
(a)	Significant recurring transactions (Continued)
(iii)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, UNISK (Beijing) Information Technology Corporation Limited (“UNISK”) and Unicom NewSpace Corporation Limited (“Unicom NewSpace”) agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communication network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group’s subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK and Unicom NewSpace for settlement, on the condition that such proportion allocated to UNISK and Unicom NewSpace does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK and Unicom NewSpace by the Group varies depending on the types of value-added service provided to the Group.

(iv)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, CUCL and Unicom Group agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(v)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group’s international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(vi)	Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, Unicom Import and Export Company Limited (“Unicom I/E Co”) agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.55% (for contracts up to an amount of USD30 million (inclusive)) and 0.35% (for contracts with an amount of more than USD30 million) of the value of imported equipment, and 0.25% (for contracts up to an amount of RMB200 million (inclusive)) and 0.l5% (for contracts with an amount of more than RMB200 million) of the value of domestic equipment for such services.

39.	RELATED PARTY TRANSACTIONS (Continued)
39.1	Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)
(a)	Significant recurring transactions (Continued)
(vii)	Pursuant to Framework Agreement for Engineering and Information Technology Services dated August 12, 2008 entered between CUCL and Netcom Group and Engineering and Information Technology Services Agreement 2008-2010 entered between CNC China and Netcom Group, the charges payable by CUCL and CNC China for the above services are determined with reference to market rates and are settled when the relevant services are provided.

(viii)	Pursuant to Property Leasing Agreement 2008-2010 entered between CNC China and Netcom Group and the Framework Agreement for Property Leasing dated August 12, 2008 entered between CUCL and Netcom Group, the charges payable by CNC China, CUCL and Netcom Group are based on market rates or the depreciation charges and taxes (only not higher than the market rates) in respect of each property. The charges are subject to review every year.

(ix)	Pursuant to Master Sharing Agreement 2008-2010 entered between CNC China and Netcom Group, expenses associated with common corporate services is allocated between CNC China and Netcom Group based on total assets as appropriate.

(x)	Pursuant to Materials Procurement Agreement 2008-2010 entered between CNC China and Netcom Group, the charges payable by CNC China to Netcom Group are based on market rates or cost-plus basis.

(xi)	Pursuant to Ancillary Telecommunications Services Agreement 2008-2010 entered between CNC China and Netcom Group, and the Framework Agreement for Ancillary Telecommunications Services dated August 12, 2008 entered between CUCL and Netcom Group, Netcom Group agreed to provide services including certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customer services. The charges are based on market rates and are settled as and when the relevant services are provided.

(xii)	Pursuant to Support Services Agreement 2008-2010 entered between CNC China and Netcom Group and the Framework Agreement for Support Services dated August 12, 2008 entered between CUCL and Netcom Group, Netcom Group agreed to provide services including equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services. The charges are based on market rates and are settled as and when the relevant services are provided.

(xiii)	Pursuant to Telecommunications Facilities Leasing Agreement 2008-2010 entered between CNC China and Netcom Group and the Framework Agreement for Telecommunications Facilities Leasing dated August 12, 2008 entered between CUCL and Netcom Group, CNC China agreed to lease the international telecommunications facilities and inter-provincial transmission optic fibers from Netcom Group. The lease payment is based on the depreciation charge of the leased assets.

39.	RELATED PARTY TRANSACTIONS (Continued)
39.1	Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)
(a)	Significant recurring transactions (Continued)
(xiv)	Pursuant to Information and Communications Technology Agreement 2008-2010 entered between System Integration Corporation and Netcom Group, System Integration Corporation, agreed to provide information communications technology services to Netcom Group and also to subcontract services ancillary to the provision of information communications technology services, namely, the system installation and configuration services, to the subsidiaries and branches of Netcom Group in Netcom Group’s southern service region in the PRC. The charges payable by Netcom Group are based on market value.

(xv)	The service fee standards for the engineering design and technical services provided to Unicom Group are determined based on standards promulgated by the relevant government authorities.

(xvi)	On October 26, 2006, CUCL entered into the new agreement “2006 CDMA Lease Agreement” with Unicom Group and Unicom New Horizon to continue to lease the CDMA networks. The new agreement was approved by the independent shareholders of the Company on December 1, 2006, and became effective from January 1, 2007. As disclosed in the announcement dated July 28, 2008, the Company, CUCL and China Telecom agreed on the CDMA business disposal and the Company agreed to waive the CDMA network purchase option and terminate the 2006 CDMA Lease Agreement, in each case with effect from the completion of the CDMA business disposal. During the Company’s extraordinary general meeting of shareholders held on September 16, 2008, the Company’s independent shareholders approved the waiver of the CDMA network purchase option and the termination of the 2006 CDMA Lease Agreement. Upon the completion of the CDMA business disposal on October 1, 2008, the 2006 CDMA Lease Agreement was terminated.

(xvii)	Pursuant to 2006 CDMA Lease Agreement, the constructed capacity related costs in connection with the CDMA network capacity used by the Group, including the rentals for the exchange centers and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, are charged to the Group. The proportion of the constructed capacity related costs to be borne by the Group is calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the CDMA network.

(xviii)	Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and periodic renewal basis.

39.	RELATED PARTY TRANSACTIONS (Continued)
39.1	Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)
(b)	Other significant transaction

In January 2009, CUCL completed the acquisitions of the Target Business and the Target Assets from Unicom Group and Netcom Group while in 2008, the Company completed the merger with China Netcom by way of a scheme of arrangement. For details, please refer to Note 1.

(c)	Amounts due from and to related parties/Unicom Group, Netcom Group and their subsidiaries

Amounts due to related parties as of December 31, 2009 included an unsecured short-term loan from Netcom BVI of approximately RMB2,104 million obtained for the purpose of payment of the 2008 final dividend of the Company. The loan carries an interest rate of six-month HIBOR plus 0.8% per annum and is repayable on June 16, 2010.

Apart from the short-term loan from Netcom BVI as aforementioned, amounts due from and to related parties, Unicom Group, Netcom Group and their subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with related parties/Unicom Group, Netcom Group or their subsidiaries as described in (a) and (b) above.

39.	RELATED PARTY TRANSACTIONS (Continued)
39.2	Domestic carriers
(a)	Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business for the continuing operations:

		The Group
		2007	2008
	Note	(As restated)	(As restated)	2009
Interconnection revenue	(i )	10,165	11,135	12,083
Interconnection charges	(i )	9,939	10,901	11,740
Leased line revenue	(ii)	549	608	433
Leased line charges	(ii)	334	252	102
Engineering design and technical service revenue	(iii)	231	197	287

(i)	The interconnection revenue and charges mainly represent the amounts due from or to domestic carriers for telephone calls made between the Group’s networks and the networks of domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and domestic carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MIIT.

(ii)	Leased line charges are paid or payable to domestic carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to domestic carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and domestic carriers.

(iii)	Engineering design and technical service revenue mainly represents the amounts due from domestic carriers for the provision of engineering design and technical services based on their demands and requirements. The prices are determined based on standards promulgated by the relevant government authorities.

39.	RELATED PARTY TRANSACTIONS (Continued)
39.2	Domestic carriers
(b)	Amounts due from and to domestic carriers

	2008
	(As restated)	2009
Amounts due from domestic carriers
— Receivables for interconnection revenue, leased line revenue and engineering design and technical service revenue	1,033	1,205

— Less: Provision for doubtful debts	(59)	(71)

	974	1,134

Amounts due to domestic carriers
— Payables for interconnection charges and leased lines charges	956	1,136

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

39.	RELATED PARTY TRANSACTIONS (Continued)
39.2	Domestic carriers (Continued)
(c)	Disposal of the Group’s CDMA business to China Telecom

In 2008, the Company completed disposal of the CDMA business to China Telecom. For details, please refer to Note 1 and Note 35.

Pursuant to the Disposal Agreement, the Group is committed to providing certain supporting services to China Telecom at no consideration during the transitional period. Such services include providing the use of certain telecommunications equipment, properties and information technology services in certain regions. The value of such services are estimated by the Group based on the costs of the underlying equipment or properties plus a margin. A portion of the consideration for disposal of the CDMA business equal to the estimated value of such services has been deferred and will be recognized over the expected service period.

In addition, pursuant to the Disposal Agreement, upon the completion of the CDMA business disposal, CUCL and China Telecom entered into agreements with respect to the swapping and operation of certain jointly used network assets in accordance with the terms set out in the Disposal Agreement. Based on the agreements, the Group concluded that the swapping and operation of these jointly used network assets would not have a significant impact on the consolidated financial statements.

As of December 31, 2008 and 2009, the balances due from/to China Telecom in relation to disposal of the CDMA business are as follows:

	2008	2009
Payables
— Advances from customers received on behalf of China Telecom	(768)	(7)
— Cash to be transferred upon the final agreement of the values of assets and liabilities transferred to China Telecom in accordance with the Disposal Agreement	(3,464)	—

	(4,232)	(7)

Proceeds receivable	13,140	5,121

All the proceeds receivable was subsequently settled in cash in January 2010.

40.	CONTINGENCIES AND COMMITMENTS
40.1	Capital commitments

As of December 31, 2008 and 2009, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	2008
	(As restated)	2009
		Land and
	Total	buildings	Equipment	Total
Authorized and contracted for	6,149	403	8,407	8,810
Authorized but not contracted for	6,938	198	3,832	4,030

Total	13,087	601	12,239	12,840

As of December 31, 2009, no capital commitment was denominated in US dollars (2008: approximately USD23 million).

40.	CONTINGENCIES AND COMMITMENTS (Continued)
40.2	Operating lease commitments

As of December 31, 2008 and 2009, the Group had total future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2008
	(As restated)	2009
				Tele-
				communications
				networks in
		Land and		Southern China
	Total	buildings	Equipment	(a)	Total
Leases expiring:
— not later than one year	1,851	1,324	585	2,200	4,109
— later than one year and not later than five years	4,657	3,100	515	—	3,615
— later than five years	1,957	1,095	84	—	1,179

Total	8,465	5,519	1,184	2,200	8,903

(a)	The lease commitment in relation to telecommunications networks related to the lease arrangement of the Telecommunications Networks in Southern China between CUCL and Unicom New Horizon and was estimated based on the annual leasing fees pursuant to the Network Lease Agreement. Please refer to Note 1 (b) for details.
40.3	Contingent liabilities

As aforementioned in Note 27, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and CNC China. Based on management’s assessment and preliminary discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of a cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as of December 31, 2008 and 2009.

41.	EVENTS AFTER BALANCE SHEET DATE
(a)	Proposed dividend
After the balance sheet date, the Board of Directors proposed a final dividend for 2009. For details, please refer to Note 36.
(b)	Issue of commercial paper and promissory note
On April 1, 2010, CUCL completed the issue of the first tranche of commercial paper for the year 2010 in an amount of RMB15 billion, with a maturity period of 365 days and at an interest rate of 2.64% per annum.

In addition, on April 2, 2010, CUCL completed the issue of the first tranche of promissory note for the year 2010 in an amount of RMB3 billion, with a maturity period of 3 years and at an interest rate of 3.73% per annum.
42.	COMPARATIVE FIGURES

As stated in Note 2.2(a), the 2007 and 2008 comparative figures have been restated to reflect the effects of the 2009 Business Combination between entities and businesses under common control, which is accounted for using merger accounting/predecessor values method. In addition, upon the adoption of IFRS/HKFRS 8 “Operating Segment” in 2009, the 2007 and 2008 comparative financial information of segment information has been restated to conform to the current year’s presentation. For details, please refer to Note 5.
43.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on June 18, 2010.