Form 20-F/A
period 2009-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2011-02-18
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________
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

Item 17 ☐ Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

EXPLANATORY NOTE
     This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) is being filed to our annual report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2010 (the “Original Form 20-F”), to address comments that we received from the SEC in its comment letters from September to December 2010 (collectively, the “SEC Comments”), relating to the accounting treatment of our acquisition (the “Acquisition”) of the fixed-line business in 21 provinces in southern China (the “Acquired Business”) from our parent companies, China United Network Communications Group Company Limited (the “Unicom Group”) and China Network Communications Group Corporation (which was later merged with Unicom Group in January 2009) on January 31, 2009.
     In the Acquisition, we did not purchase the underlying telecommunication networks in southern China (“Network Assets”) but leased such assets from Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to operate the Acquired Business. In determining the accounting policy for the Acquisition, we noted that there is no guidance under the International Financial Reporting Standards (“IFRS”) on common control transactions, especially when it involves an acquisition of a business but not the underlying assets. In light of this, we followed the principles under International Accounting Standard (IAS) 8 “Accounting policies, changes in accounting estimates and errors” paragraph 10, 11 and 12 to exercise our judgment in developing and applying an accounting policy that we believed appropriate for the Acquisition. We accounted for the Acquisition using the predecessor values method in our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 (the “Financial Statements”), prepared in accordance with IFRS. We recognized the Acquired Business in the Financial Statements at historical cost or predecessor values as if such business had always been part of our company during all the periods presented, and (i) included all the assets, liabilities, revenues and charges directly related to the Acquired Business, except for the Network Assets and other associated assets and liabilities that were not acquired (“Excluded Assets and Liabilities”) and the related charges, and (ii) supplemented such information with comprehensive disclosure of the Excluded Assets and Liabilities and the related charges. We also provided disclosure on the details of the lease payments that were made following the completion of the Acquisition in Note 4.2(b) to the Financial Statements. The Financial Statements were audited by PricewaterhouseCoopers, independent registered public accounting firm, as indicated their audit report dated June 18, 2010.
     As part of its periodic review of our Original Form 20-F, the SEC staff (the “Staff”) raised questions on this accounting treatment. In response to these comments, we have had a number of discussions with the Staff, with the participation of our auditor. At the conclusion, we determined to include all Excluded Assets and Liabilities and the related charges in the Financial Statements for the historical periods prior to the completion of the Acquisition, instead of disclosing such information in the notes to the Financial Statements. Accordingly, we have amended and restated the Financial Statements (the “Restatement”). With the Restatement, upon completion of the Acquisition, the Excluded Assets and Liabilities were treated as a deemed disposal in January 2009 and recorded as a distribution from our reserves to Unicom Group. As a result, the Restatement only affects our historical financial statements prior to the completion of the Acquisition in January 2009, and has no material impact on our financial statements for the year ended December 31, 2009 and no impact on the financial statements for the year ended December 31, 2010 and thereafter.
     The Restatement would have an impact on the following financial statements accounts:

	For the year ended December 31,
	2007			2008
	As			As
	previously			previously
	reported	Adjustments	As restated	reported	Adjustments	As restated
	(in RMB millions, except per share data)
CONSOLIDATED INCOME STATEMENT DATA
Continuing operations
Depreciation and amortization	(47,625)	(3,650)	(51,275)	(47,961)	(3,886)	(51,847)
Other operating expenses	(36,353)	(171)	(36,524)	(37,748)	(249)	(37,997)
Finance costs	(3,241)	(499)	(3,740)	(2,423)	(846)	(3,269)
Impairment loss on property, plant and equipment	—	(323)	(323)	(11,837)	(657)	(12,494)
Other income — net	5,100	2	5,102	2,097	44	2,141

Total costs, expenses and others	(131,856)	(4,641)	(136,497)	(150,139)	(5,594)	(155,733)
Income from continuing operations before tax	28,084	(4,641)	23,443	9,653	(5,594)	4,059
Income from continuing operations	20,909	(4,641)	16,268	7,825	(5,594)	2,231
Net income	21,565	(4,641)	16,924	35,398	(5,594)	29,804

Earnings per share for income attributable to the equity holders of the Company during the year
-Basic earnings per share (RMB)	0.93	(0.20)	0.73	1.49	(0.24)	1.25
-Diluted earnings per share (RMB)	0.92	(0.19)	0.73	1.48	(0.24)	1.24
-Basic earnings per ADS (RMB)	9.35	(2.02)	7.33	14.90	(2.35)	12.55
-Diluted earnings per ADS (RMB)	9.25	(1.99)	7.26	14.79	(2.34)	12.45

Earnings per share for income from continuing operations attributable to the equity holders of the Company during the year
-Basic earnings per share (RMB)	0.90	(0.20)	0.70	0.33	(0.24)	0.09
-Diluted earnings per share (RMB)	0.89	(0.19)	0.70	0.33	(0.24)	0.09
-Basic earnings per ADS (RMB)	9.06	(2.02)	7.04	3.29	(2.35)	0.94
-Diluted earnings per ADS (RMB)	8.97	(1.99)	6.98	3.27	(2.34)	0.93

Earnings per share for income from discontinued operations attributable to the equity holders of the Company during the year
-Basic earnings per share (RMB)	0.03	—	0.03	1.16	—	1.16
-Diluted earnings per share (RMB)	0.03	—	0.03	1.15	—	1.15
-Basic earnings per ADS (RMB)	0.29	—	0.29	11.61	—	11.61
-Diluted earnings per ADS (RMB)	0.28	—	0.28	11.52	—	11.52

-i-

The Acquisition was completed on January 31, 2009 and therefore the consolidated statement of income for the year ended December 31, 2009 would have included the related charges of approximately RMB334 million for the period from January 1, 2009 to January 31, 2009. However, considering the amounts were not material, we did not restate the consolidated statement of income for the year ended December 31, 2009.

	As of January 1, 2008(1)			As of December 31, 2008
	Before		After	As previously
	adjustments	Adjustments(2)	adjustments	reported	Adjustments	As restated
				(in RMB millions)
CONSOLIDATED BALANCE SHEET DATA
Property, plant and equipment	276,110	30,310	306,420	285,469	30,077	315,546
Lease prepayments	8,063	744	8,807	7,863	875	8,738
Other assets	12,081	659	12,740	9,087	398	9,485
Inventories and consumables	2,815	1	2,816	1,092	55	1,147
Prepayments and other current assets	4,314	867	5,181	2,715	161	2,876
Total assets	334,087	34,348	368,435	348,752	31,566	380,318

Reserves	76,275	1,106	77,381	(15,464)	(10,494)	(25,958)

Long-term loans due to ultimate holding company	—	27,213	27,213	—	35,652	35,652
Accounts payable and accrued liabilities	49,312	12,019	61,331	67,509	6,345	73,854
Taxes payable	4,990	101	5,091	11,307	63	11,370
Total liabilities	155,571	39,575	195,146	141,025	42,060	183,085

Note:

(1)	The opening balance sheet data as of January 1, 2008 is included in accordance with IAS 1/HKAS 1 “Presentation of financial statements”, which requires an entity to present the financial position as at the beginning of the earliest comparative period when an entity makes a retrospective restatement of items in its financial statements.

(2)	The adjustments on consolidated balance sheet data as of January 1, 2008 reflect the effects of (i) our acquisition of the Acquired Business, as well as local access telephone business in Tianjin Municipality and three subsidiaries from Unicom Group in January 2009 using the predecessor values method and (ii) the effect of the Restatement. For detailed information of our acquisition of the Acquired Business, as well as local access telephone business in Tianjin Municipality and three subsidiaries from Unicom Group, see “A. History and Development of the Company—Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4 of our Original 20-F (such information is not amended by this Amendment).

	For the year ended December 31,
	2007			2008
	As previously			As previously
OTHER FINANCIAL DATA	reported	Adjustments	As restated	reported	Adjustments	As restated
			(in RMB millions)
Net cash inflow from operating activities of continuing operations	68,854	—	68,854	57,241	—	57,241
Net cash outflow from investing activities of continuing operations	(47,770)	(6,975)	(54,745)	(54,742)	(6,284)	(61,026)
Net cash outflow from financing activities of continuing operations	(29,805)	6,975	(22,830)	(35,070)	6,284	(28,786)
Net cash outflow from continuing operations	(8,721)	—	(8,721)	(32,571)	—	(32,571)
Net decrease in cash and cash equivalents	(7,909)	—	(7,909)	(2,426)	—	(2,426)

-ii-

     The following items in the Original Form 20-F have been amended in this Amendment No. 1 as a result of the Restatement or the SEC Comments:
Part I — Item 3A — Selected Financial Data
Part I — Item 5 — Operating and Financial Review and Prospects
Part III — Item 18 — Financial Statements
Part III — Item 19 — Exhibits
     We have considered the effect of the Restatement on our assessment of disclosure controls and procedures and internal control over financial reporting. We believe that we have adequately designed procedures to account for the Acquisition and has therefore concluded that our company does not have a material weakness in the internal control over financial reporting in this respect and that our internal control over financial reporting is effective as of December 31, 2009.
     Other than as set forth herein, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred after the filing date of the Original Form 20-F. Items included in the Original Form 20-F that are not included herein are not amended and remain in effect as of the date of the filing of the Original Form 20-F. Among other things, forward-looking statements contained in the Original Form 20-F have not been revised to reflect events, results or developments that occurred or facts that became known to us after the original filing date, and such forward-looking statements should be read in their historical context. This Amendment No. 1 should be read in conjunction with the Original Form 20-F and our filings made subsequent thereto, including any amendments to those filings. The filing of this Amendment No. 1 shall not be deemed an admission that the Original Form 20-F when made included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.
In addition, this Amendment No. 1 includes currently dated Section 302 and Section 906 certifications of our Chief Executive Officer and Chief Financial Officer that are attached hereto as exhibits, as pursuant to Rule 13a-13(a) and Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

-iii-

Explanatory Note		i
Part I		1
	Item 3. Key Information	1
	Item 5. Operating and Financial Review and Prospects	6
Part III		36
	Item 18. Financial Statements	36
	Item 19. Exhibits	36
EX-12.1
EX-12.2
EX-13.1
EX-13.2

PART I
Item 3. Key Information
A. Selected Financial Data
     The following tables present selected historical financial data of our company as of and for each of the years in the three-year period ended December 31, 2009. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data for the years ended December 31, 2007, 2008 and 2009 and the selected historical consolidated balance sheet data as of December 31, 2008 and 2009 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this Amendment No. 1 to our annual report on Form 20-F, or Amendment No. 1. The selected historical consolidated balance sheet data as of January 1, 2008 set forth below is derived from our internal records and management accounts that are not included in this Amendment No. 1. As disclosed under “Special Note on Our Financial Information and Certain Statistical Information Presented in This Annual Report” in our annual report on Form 20-F, our consolidated statements of income for the years ended December 31, 2007, 2008 and 2009 and consolidated balance sheets as of December 31, 2008 and 2009 have been prepared and presented in accordance with IFRS/HKFRS.
     We completed (i) acquisitions of fixed-line business in 21 provinces in southern China, the local access telephone business in Tianjin Municipality, three subsidiaries (together referred to as the “Target Business”) and certain other telecommunication assets from Unicom Group and Netcom Group (which was later merged with Unicom Group in January 2009) in January 2009, and (ii) a merger with China Netcom in October 2008. See “A. History and Development of the Company—Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” and “A. History and Development of the Company—Sale of CDMA Business, Merger with China Netcom and Related Transactions—Merger with China Netcom and Related Transactions” under Item 4, respectively. Because we and the Target Business were under common control of Unicom Group, both prior to and after the acquisitions, and we and China Netcom were under the common control of the PRC Government both prior to and after the merger, each of the acquisitions and the merger is considered as a business combination of entities and businesses under common control, and has been accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations”, or AG 5, issued by the HKICPA in November 2005. In addition, we completed an acquisition of assets and business of the Guizhou Province branch of Unicom Group, or Unicom Guizhou, from Unicom Group in December 2007 and prior to its merger with us, China Netcom completed an acquisition of the entire equity interest of Beijing Planning and Design Institute, or Design Institute, a wholly-owned subsidiary of Netcom Group, in December 2007. Because we and Unicom Guizhou were under the common control of Unicom Group both prior to and after our acquisition of Unicom Guizhou and China Netcom and Design Institute were under the common control of Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009) both prior to and after China Netcom’s acquisition of Design Institute, both acquisitions have been accounted for using merger accounting in accordance with AG5 issued by the HKICPA. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. The acquired assets and liabilities mentioned above in this paragraph are stated at historical cost, and are included in the consolidated financial statements included in this Amendment No. 1 as if these entities and their businesses acquired had always been part of our company during all the periods presented. Accordingly, the 2007 and 2008 comparative figures in the consolidated financial information included in this Form 20-F have been restated to reflect the financial position, results of operations and cash flows of these acquired businesses.
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

	For the year ended December 31,
	2007	2008	2009	2009
	As restated	As restated
	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Income Statement Data:

CONTINUING OPERATIONS
Revenue(2)
Mobile business
Telecommunication service revenue	62,236	64,240	69,769	10,221
Information communication technology services and other revenue	187	359	252	37
Sales of mobile telecommunications products	14	532	1,970	289

Total mobile telecommunications revenue	62,437	65,131	71,991	10,547

Fixed-line business
Telecommunication service revenue (2)	91,093	88,254	79,549	11,654
Information communication technology services and other revenue	4,782	4,339	1,611	236
Sales of fixed-line telecommunications products	980	1,362	193	28

Total fixed-line telecommunications revenue	96,855	93,955	81,353	11,918

Unallocated amounts
Telecommunication service revenue (2)	420	337	275	40

Information communication technology services and other	228	364	326	48
Sales of other telecommunications products	—	5	—	—

	648	706	601	88

Total revenue	159,940	159,792	153,945	22,553

Total costs, expenses and others	(136,497)	(155,733)	(141,668)	(20,754)

Income from continuing operations before income tax	23,443	4,059	12,277	1,799

Income tax expenses	(7,175)	(1,828)	(2,721)	(399)

Income from continuing operations	16,268	2,231	9,556	1,400

DISCONTINUED OPERATIONS(3)
Income from discontinued operations	656	1,438	—	—
Gain on disposal of discontinued operations	—	26,135	—	—

Sub-total for discontinued operation	656	27,573	—	—

Net income	16,924	29,804	9,556	1,400

Earnings per share for income attributable to the equity holders of the Company during the year
-Basic earnings per share(4)	0.73	1.25	0.40	0.06
-Diluted earnings per share(4)	0.73	1.24	0.40	0.06
-Basic earnings per ADS(5)	7.33	12.55	4.02	0.59
-Diluted earnings per ADS(5)	7.26	12.45	4.00	0.59

Earnings per share for income from continuing operations attributable to the equity holders of the Company during the year
-Basic earnings per share(4)	0.70	0.09	0.40	0.06
-Diluted earnings per share(4)	0.70	0.09	0.40	0.06
-Basic earnings per ADS(5)	7.04	0.94	4.02	0.59
-Diluted earnings per ADS(5)	6.98	0.93	4.00	0.59

Earnings per share for income from discontinued operations attributable to the equity holders of the Company during the year
-Basic earnings per share(4)	0.03	1.16	—	—

	For the year ended December 31,
	2007	2008	2009	2009
	As restated	As restated
	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
-Diluted earnings per share(4)	0.03	1.15	—	—
-Basic earnings per ADS(5)	0.29	11.61	—	—
-Diluted earnings per ADS(5)	0.28	11.52	—	—
-Number of shares outstanding for basic earnings per share(4)	23,075	23,751	23,767	23,767
-Number of shares outstanding for diluted earnings per share(4)	23,321	23,941	23,895	23,895
-Number of ADS outstanding for basic earnings per ADS(5)	2,308	2,375	2,377	2,377
-Number of ADS outstanding for diluted earnings per ADS(5)	2,332	2,394	2,389	2,389

	As of
	January 1,	As of December 31,
	2008	2008	2009	2009
Consolidated Balance Sheet Data		As restated
	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Cash and cash equivalent and short-term bank deposits	13,555	10,574	8,816	1,292
Property, plant and equipment	306,420	315,546	351,157	51,445
Inventories and consumables	2,816	1,147	2,412	353
Prepayments and other current assets	5,181	2,876	4,252	623
Available-for-sale financial assets	287	95	7,977	1,168
Proceeds receivable for the disposal of the CDMA business	—	13,140	5,121	750
Total assets	368,435	380,318	417,045	61,097

Liabilities
Amounts payable and accrued liabilities	61,331	73,854	104,072	15,247
Long-term loans due to ultimate holding company	27,213	35,652	—	—
Payables in relation to the disposal of the CDMA business	—	4,232	7	1
Short-term bank loans	11,850	10,780	63,909	9,363
Commercial paper	20,000	10,000	—	—
Current portion of long-term bank loans	7,413	1,216	62	9
Current portion of other obligations	3,381	3,012	2,534	371
Long-term bank loans	16,086	997	759	111
Corporate bonds	2,000	7,000	7,000	1,026
Tax payable	5,091	11,370	912	134

Total liabilities	195,146	183,085	210,578	30,850

Shareholders’ equity	173,289	197,233	206,467	30,247

Share capital	1,437	2,329	2,310	339

	For the year ended December 31,
	2007	2008	2009	2009
	As restated	As restated
	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Other Financial Data

CONTINUING OPERATIONS
Net cash inflow from operating activities of continuing operations	68,854	57,241	57,733	8,459
Net cash outflow from investing activities of continuing operations	(54,745)	(61,026)	(85,308)	(12,498)
Net cash (outflow)/inflow from financing activities of continuing operations	(22,830)	(28,786)	30,197	4,423
Net cash (outflow)/inflow from continuing operations	(8,721)	(32,571)	2,622	384

DISCONTINUED OPERATIONS(3)
Net cash inflow from operating activities of discontinued operations	837	656	—	—
Net cash (outflow)/inflow from investing activities of discontinued operations	(25)	29,489	(5,039)	(738)
Net cash outflow from financing activities of discontinued operations	—	—	—	—

	For the year ended December 31,
	2007	2008	2009	2009
	As restated	As restated
	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Net cash inflow/(outflow) from discontinued operations	812	30,145	(5,039)	(738)

Net decrease in cash and cash equivalents	(7,909)	(2,426)	(2,417)	(354)

Dividend declared per share	0.20	0.20	0.16	0.02

(1)	The translation of RMB into US dollars has been made at the rate of RMB6.8259 to US$1.00, the noon buying rate in New York City for cable transfer in RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. The translations are solely for the convenience of the reader.

(2)	Including fixed-line upfront connection fees for basic telephone access services that were eliminated by order of the former Ministry of Information Industry in July 2001.

(3)	Results of our CDMA business have been disclosed as discontinued operations for the years ended December 31, 2007 and 2008.

(4)	See Note 37 to the financial statements included in this Form 20-F on how basic and diluted earnings per share are calculated under IFRS/HKFRS.

(5)	Earnings per ADS is calculated by multiplying earnings per share by 10, which is the number of shares represented by each ADS.
Exchange Rate Information
     We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this Amendment No. 1 contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.8259 = US$1.00 and HK$7.7536 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.
     The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8320 = US$1.00 and HK$7,7935 = US$1.00, respectively, on June 11, 2010. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:
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

Item 5. Operating and Financial Review and Prospects
     You should read the following discussion and analysis in conjunction with the selected financial data set forth in Item 3 and our consolidated financial statements, together with the related notes, included elsewhere in this Amendment No. 1.
Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies, Merger with China Netcom, Acquisitions of Unicom Guizhou and Design Institute, and Disposal of CDMA Business and Fixed-Line Business and Assets in Shanghai and Guangdong
     We completed (i) acquisitions of fixed-line business in 21 provinces in southern China, the local access telephone business in Tianjin Municipality, three subsidiaries (together referred to as the “Target Business”) and certain other telecommunication assets from Unicom Group and Netcom Group (which was later merged with Unicom Group in January 2009) in January 2009 and (ii) a merger with China Netcom in October 2008. See “A. History and Development of the Company—Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” and “A. History and Development of the Company—Sale of CDMA Business, Merger with China Netcom and Related Transactions—Merger with China Netcom and Related Transactions” under Item 4, respectively. Because we and the Target Business were under common control of Unicom Group, both prior to and after the acquisitions, and we and China Netcom were under the common control of the PRC Government both prior to and after the merger, each of the acquisitions and the merger is considered as a business combination of entities and businesses under common control, and has been accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations”, or AG 5, issued by the HKICPA in November 2005. In addition, we completed an acquisition of assets and business of the Guizhou Province branch of Unicom Group, or Unicom Guizhou, from Unicom Group in December 2007 and prior to its merger with us, China Netcom completed an acquisition of the entire equity interest of Beijing Planning and Design Institute, or Design Institute, a wholly-owned subsidiary of Netcom Group, in December 2007. Because we and Unicom Guizhou were under the common control of Unicom Group both prior to and after our acquisition of Unicom Guizhou and China Netcom and Design Institute were under the common control of Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009) both prior to and after China Netcom’s acquisition of Design Institute, both acquisitions have been accounted for using merger accounting in accordance with AG5 issued by the HKICPA. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. The acquired assets and liabilities mentioned above in this paragraph are stated at historical cost, and are included in the consolidated financial statements included in this Amendment No. 1 as if these entities and their businesses acquired had always been part of our company during all the periods presented. Accordingly, the 2007 and 2008 comparative figures in the consolidated financial information included in this Form 20-F have been restated to reflect the financial position, results of operations and cash flows of these acquired businesses.
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

	For the Year Ended December 31,
	2007		2008		2009
	RMB in	As % of	RMB in	As % of	RMB in	As % of
	millions	Total	millions	Total	millions	Total
Continuing Operations
Total revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business)(1)	157,426	100.0	157,914	100.0	153,455	100.0
Total telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business)	151,235	96.1	150,953	95.6	149,103	97.2
Include: Mobile business	62,236	39.5	64,240	40.7	69,769	45.5
Fixed-line business	88,579	56.3	86,376	54.7	79,059	51.5
Out of which:
Broadband service	16,450	10.4	20,962	13.3	23,898	15.6
Information communication technology services and other revenue	5,197	3.3	5,062	3.2	2,189	1.4
Total sales of telecommunications products.	994	0.6	1,899	1.2	2,163	1.4

(1)	Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. In addition, upon disposal of the CDMA business in 2008, interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business will not be recognized anymore. Therefore, we consider that analyses of our operating results excluding upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business are more relevant to the readers of this report.
     Our telecommunications service revenues from continuing operations primarily consist of the following:
•	usage fees and monthly fees for our mobile and fixed-line telephone services, which are recognized when we render the service to our customers;

•	revenue from the provision of value-added services, which is recognized when we render the services to our customers;

•	revenue from the provision of broadband and other Internet-related services, mainly consisting of Internet access services, and managed data services, which is recognized when we render the service to our customers;

•	revenue from telephone cards, which is service fees received from customers for telephone services, is recognized when we render the related service upon actual usage of the telephone cards by customers;

•	revenue from interconnection with other telecommunications operators for calls made from their networks to our networks. We recognize interconnection revenue when the relevant calls are made by subscribers;

•	revenue for offerings which include the sale of mobile handsets and provision of services, the amount of revenue allocated to the handset sale is determined using the residual value method. Under such method, we determine the revenue from the sale of the mobile handsets by deducting the fair value of the service element from the total contract consideration. We recognize revenues related to sale of a handset when the title is passed to the customer whereas service revenues are recognized based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income.

•	revenue from information communications technology services, are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provide can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, service revenue should be recognized only to the extent of reasonable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred, (ii) if it is probable that costs incurred will not be reasonable, costs should be recognized as current expenses immediately and service revenue should not be recognized; and

•	rental income from leases of customer-end equipment and transmission lines on our networks to business customers and other telecommunications carriers in China. We recognize leased line rental revenue on a straight-line basis over the relevant lease term.

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

	For the Year Ended December 31,
	2007 (as restated)		2008 (as restated)		2009
	RMB in		RMB in		RMB in
	millions	% of Total	millions	% of Total	millions	% of Total
Continuing Operations
Total revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business)(1)	157,426	100.0	157,914	100.0	153,455	100.0
Costs, expenses and others	136,497	86.7	155,733	98.6	141,668	92.3
Interconnection charges	12,198	7.7	13,038	8.3	12,955	8.4
Depreciation and amortization	51,275	32.5	51,847	32.8	47,587	31.0
Networks, operations and support expenses	17,877	11.4	18,736	11.9	21,728	14.2
Leasing fee for telecommunications networks in southern China	—	—	—	—	2,000	1.3
Employee benefit expenses	19,398	12.3	20,758	13.1	21,931	14.3
Selling and marketing	19,660	12.5	19,614	12.4	21,020	13.7
Cost in relation to information communication technology services	3,808	2.4	3,010	1.9	839	0.5
General, administrative and other expenses	11,947	7.6	13,217	8.4	12,175	7.9
Cost of telecommunications products sold	1,109	0.7	2,156	1.4	2,689	1.8
Finance costs, net of interest income	3,435	2.2	3,004	1.9	945	0.6
Impairment loss on property, plant and equipment	323	0.2	12,494	7.9	—	—
Realized loss on changes in fair value of derivative component of convertible bonds	569	0.4	—	—	—	—
Realized gains on changes in fair value of derivative financial instrument	—	—	—	—	(1,239)	(0.8)
Other income-net	(5,102)	(3.2)	(2,141)	(1.4)	(962)	(0.6)

(1)	Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. In addition, upon disposal of the CDMA business in 2008, interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business will no longer be recognized. Therefore, we consider that analyses of our operating results excluding upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business are more relevant to the readers of this report.
Our major costs and expenses include the following:
•	interconnection expenses, representing amounts paid to other operators for calls from our networks to their networks and for calls made by our subscribers roaming in their networks;

•	depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets;

•	networks, operations and support expenses, mainly relating to repair, maintenance and operations of our networks;

•	leasing fee for telecommunications networks in southern China;

•	employee benefit expenses, representing staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes, housing benefits and share-based compensation costs amortized over the vesting period of share options;

•	selling and marketing expenses, including commissions, promotion and advertising expenses, direct incremental costs for activating subscriber services and customer retention costs;

•	cost in relation to information communication technology services, primarily including cost of hardware sold ;

•	general, administrative and other expenses, primarily including provision for doubtful debts, utilities, general office expenses and travel expenses; and

•	finance costs, net of interest income, primarily including interest expenses, net of interest income.
Critical Accounting Policies
     The preparation of our financial statements and this Amendment No. 1 requires us to make estimates and judgments that affect the reported and disclosed amounts of assets and liabilities, including contingent assets and liabilities, as of the relevant dates and revenue and expenses for the relevant periods. We have identified below the areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the accounting policies and estimates, as critical to our business operations and an understanding of our results of operations and financial position. The impact and any associated risks related to these policies on our business operations are discussed throughout this Item 5 where such policies affect our reported and expected financial results. For a discussion of the application of these and other accounting policies, see Note 4 to our consolidated financial statements included in this Amendment No. 1. There can be no assurance that actual results will not differ from those estimates and assumptions.
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
     When applying the merger accounting/predecessor values method to restate the historical financial statements prior to the effective date of the 2009 Business Combination, we included all the assets and liabilities associated with the Acquired Business and the Telecommunications Networks in southern China in the consolidated balance sheets and all the revenue and expenses in the consolidated statements of income throughout the periods presented, including those assets not acquired and liabilities not assumed as well as the related costs and expenses. Pursuant to the agreement dated December 16, 2008, the 2009 Business Combination excluded the Telecommunications Networks in southern China, which are retained by Unicom New Horizon and are leased from Unicom New Horizon to CUCL effective from January 2009. To reflect the economic substance that we have not taken on the risks and rewards associated with the property, plant and equipment and related assets and liabilities relating to the fixed-line business in southern China, we are deemed to have disposed of the assets and liabilities associated with the Telecommunications Networks in southern China and we have recorded the deemed disposal of these assets and liabilities as a distribution from reserves by us to Unicom Group upon the completion of the 2009 Business Combination effective from January 2009.
     As of December 31, 2008, the total assets and liabilities associated with the Telecommunications Networks in southern China were approximately RMB31,566 million and RMB42,060 million, respectively, which have been included in the consolidated balance sheet as of December 31, 2008 and have been subsequently recorded as a distribution from reserves to Unicom Group in January 2009 upon the completion of 2009 Business Combination. In addition, the depreciation and amortization, impairment loss, other operating expenses, and finance costs associated with the Telecommunications Networks in southern China for the years ended December 31, 2008 were approximately RMB3,886 million, RMB657 million, RMB249 million, and RMB846 million, respectively (2007: RMB3,650 million, RMB323 million, RMB171 million, and RMB499 million). Subsequent to the completion of the 2009 Business Combination, we recorded leasing fees amounting to approximately RMB2.0 billion charged by Unicom New Horizon for the lease of the Telecommunications Networks in southern China for the year ended December 31, 2009.
Lease of Telecommunications Networks in Southern China
     Pursuant to an agreement in relation to the lease of the fixed-line telecommunications networks in southern China entered between CUCL and Unicom Horizon, Unicom New Horizon has the legal ownership of the fixed-line telecommunications networks in southern China. We believe that we only bear the risks associated with the operation of the fixed-line business in southern China during the relevant leasing periods and are free from any ownership risks of the telecommunications networks, and the risks and rewards of ownership of the leased assets rest substantially with the lessor. The initial term of the lease is two years effective from January 2009 and the lease is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in southern China. Moreover, in connection with the lease, Unicom New Horizon has granted to CUCL an option to purchase the telecommunications networks in southern China and the purchase price will be referenced to the then appraised value of the networks determined by an independent appraiser. Accordingly, we have accounted for the leasing of the aforementioned telecommunications networks as an operating lease.
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
Impairment of Non-Current Assets
     We test whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.11 to the audited consolidated financial statements contained elsewhere in this Amendment No. 1. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-current assets and our results would be significantly affected. Such impairment losses are recognized in the statement of income, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.
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
     These assumptions and estimates were made after considering the historical trends, the prevailing market trends and the physical conditions of the PHS business related assets. Changes in these assumptions and estimates could have a significant impact on the estimated recoverable amount. Based on above, we recognized RMB11.84 billion of impairment loss on PHS services related assets at the end of 2008. Our total impairment loss on property, plant and equipment was RMB0.32 billion, RMB12.49 billion and nil for the years ended December 31, 2007, 2008 and 2009, respectively.
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

Effective for annual
accounting period
beginning on or after
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
Operating Results
Acquisition of Fixed-Line Telecommunications Business in 21 Provinces in Southern China
     The 2008 and 2007 figures have been restated to reflect the effect of our acquisition of the fixed-line telecommunications business in 21 provinces in southern China from Unicom Group in January 2009, which had been accounted for using merging accounting under HKFRS and predecessor values method under IFRS, which is consistent with HKFRS. In this acquisition, we did not purchase the underlying fixed-line network assets in southern China, but subsequently leased such assets from Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to operate the acquired fixed-line business. To account for this transaction, we recorded all assets, liabilities, revenue and costs and expenses associated with the acquired fixed-line business in southern China and the underlying network assets in our consolidated financial statements for the historical periods prior to the completion of the transaction in January 2009. Following the completion of this transaction, as we started to lease the fixed-line network assets in southern China, which were retained by the lessor, the assets and liabilities associated with these network assets were treated as a distribution by us to Unicom Group from other reserve using the merger accounting under HKFRS and predecessor values method under IFRS. Accordingly, we no longer include any assets, liabilities, depreciation, finance costs or other costs relating to such assets, but record only revenue generated from the acquired fixed-line business in southern China and the leasing fee for the relevant network assets in our consolidated financial statements for the subsequent periods.
     Please refer to “Explanatory Note” above for the impact of the acquired fixed-line business and the underlying network assets in southern China on assets, liabilities, depreciation, finance costs or other costs for the historical periods in our consolidated financial statements.

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
Costs, Expenses and Others
     Total costs, expenses and others for our continuing operations in 2009 were RMB141.67 billion, representing a decrease of 9.0% from RMB155.73 billion in 2008. Excluding the effects of the following non-comparable items: (i) realized gains of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009; (ii) impairment loss of RMB11.84 billion on PHS services related equipment in 2008; and (iii) gain of RMB0.04 billion from the non-monetary assets exchange in 2009 and RMB1.31 billion in 2008, our total costs, expenses and others for our continuing operations in 2009 would have been RMB142.95 billion, representing a decrease of 1.6% from RMB145.20 billion in 2008.
     The table below sets forth the major items of costs, expenses and others from continuing operations and their respective percentage of the total telecommunications services revenue from continuing operations for the years 2008 and 2009:

	For the Year Ended December 31,
	2008 (as restated)		2009
	RMB in millions	% of Total	RMB in millions	% of Total
Continuing Operations
Total telecommunications services revenue(1)	150,953	100.0	149,103	100.0
Costs, expenses and others	155,733	103.2	141,668	95.0
Interconnection charges	13,038	8.6	12,955	8.7
Depreciation and amortization	51,847	34.3	47,587	31.9
Networks, operations and support expenses	18,736	12.4	21,728	14.6
Leasing fee for telecommunications networks in southern China	—	—	2,000	1.3
Employee benefit expenses	20,758	13.8	21,931	14.7
Selling and marketing	19,614	13.0	21,020	14.1
Cost in relation to information communication technology services	3,010	2.0	839	0.6
General, administrative and other expenses	13,217	8.8	12,175	8.2
Cost of telecommunications products sold(1)	2,156	1.4	2,689	1.8
Finance costs, net of interest income	3,004	2.0	945	0.6
Impairment loss on property, plant and equipment	12,494	8.3	—	—
Realized gains on changes in fair value of derivative financial instrument	—	—	(1,239)	(0.8)
Other income-net	(2,141)	(1.4)	(962)	(0.7)

(1)	Excluding fixed-line upfront connection fees of RMB0.49 billion in 2009 and RMB0.89 billion in 2008 and interconnection revenue of RMB0.99 billion between certain fixed-line business and the discontinued operations of CDMA business in 2008.
     Interconnection Charges. Interconnection charges were RMB12.96 billion in 2009, down by 0.6% from 2008 and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between our certain fixed-line business and the discontinued operations of CDMA business in 2008) would remain stable in 2009.
     Depreciation and Amortization. Our depreciation and amortization expenses were RMB47.59 billion in 2009, down by 8.2% from 2008. The decrease was primarily due to the following factors (i) we no longer record any depreciation of the fixed-line network assets in southern China as a result of our acquisition from Unicom Group of the telecommunications business in 21 provinces in southern China in 2009 (see “—Acquisition of Fixed-Line Telecommunications Business in 21 Provinces in Southern China” above), (ii) our full provision of the impairment loss on the PHS service related equipment in 2008, and (iii) to a lesser extent, the full depreciation of certain property, plant and equipment (other than the fixed-line network assets in southern China) in 2008. This decrease was partially offset by the increase in the depreciation and amortization expenses of 3G network assets of RMB0.65 billion in the fourth quarter of 2009. As a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business in 2008), our depreciation and amortization expenses decreased from 34.3% in 2008 to 31.9% in 2009.
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
     General, Administrative and Other Expenses. As we continued to benefit from the post-merger synergies and to closely control the growth of general and administrative expenses, our general, administrative and other expenses was RMB12.18 billion in 2009, down by 7.9% compared with last year, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business in 2008), slightly decreased from 8.8% in 2008 to 8.2% in 2009.
     Cost of Telecommunications Products Sold. As a result of the increase in the number of mobile handsets sold after the commercial launch of 3G business, the cost of telecommunications products sold amount to RMB2.69 billion, up by 24.7% from 2008. Correspondingly, revenue from sale of telecommunications products in 2009 amounted to RMB2.16 billion, up by 13.9% from 2008.
     Finance Costs, Net of Interest Income. In 2009, we further improved our debt structure by enhancing the centralization of fund management and fund operation and obtained low-cost financing. In addition, due to the following factors: (i) reduction of base lending rate and the increase in the amount of capitalized interest related to the construction we undertook in 2009, and (ii) we no longer record any finance costs associated with the fixed-line network assets in southern China as a result of our acquisition from Unicom Group of the telecommunications business in 21 provinces in southern China in 2009 (see “—Acquisition of Fixed-Line Telecommunications Business in 21 Provinces in Southern China” above), our finance costs, net of interest income, decreased by 68.5% from RMB3.00 billion in 2008 to RMB0.95 billion in 2009.
     Impairment Loss on Property, Plant and Equipment
     Our impairment loss on property, plant and equipment was nil in 2009 and RMB12.49 billion in 2008, mainly consisting of impairment loss on PHS services related equipment and fixed-line network assets in southern China.
     Upon the completion of our merger with China Netcom, we reconsidered our strategy relating to the PHS business. As we expected that the economic performance of the PHS business would deteriorate significantly, we prepared an updated analysis and forecast accordingly to determine if there had been an impairment of assets. After considering the expected significant decline in revenue and profitability in 2009 and onwards, we conducted an impairment test for the PHS business related assets. See “D. Risk Factors—Risks Relating to Our Business—If we fail to achieve a smooth discontinuation of PHS services or retain our PHS subscribers to use our other telecommunications services, our financial condition and results of operations may be adversely affected.” under Item 3. Accordingly, we recognized an impairment loss on PHS business related equipment of approximately RMB11.84 billion for the year ended December 31, 2008. As of December 31, 2009, we updated the impairment analysis for the PHS business related equipment and concluded that there was no need for additional recognition or reversal of the previously recognized impairment loss. In addition, we no longer record any impairment loss associated with the fixed-line network assets in southern China as a result of our acquisition from Unicom Group of the telecommunications business in 21 provinces in southern China in 2009 (see “—Acquisition of Fixed-Line Telecommunications Business in 21 Provinces in Southern China” above).
     Realized Gain on Changes in Fair Value of Derivative Financial Instrument. In order to strengthen our cooperation with Telefónica, we entered into a subscription agreement with Telefónica on September 6, 2009, pursuant to which each party completed the mutual investment of an equivalent of USD1 billion in each other through an acquisition of the other party’s shares on October 21, 2009. At the inception of the subscription agreement on September 6, 2009, our agreement to undertake the above mutual investment with Telefónica was accounted for as a derivative financial instrument in accordance with IAS/HKAS 39 “Financial instrument: Recognition and measurement”, as it represents a forward contract for the purchase of shares by Telefónica and us in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument was derecognized upon completion of the transaction on October 21, 2009. The changes in the fair value of the derivative financial instrument during the period from September 6, 2009 to October 21, 2009 resulted in a fair value gain of approximately RMB1.24 billion, which has been recorded in the consolidated statement of income for the year ended December 31, 2009.
     Other Income-Net. In 2009, other income-net was RMB0.96 billion, down by 55.1% from 2008, of which, gain on non-monetary assets exchanged in connection with our replacement of copper cables in some of our fixed-line network regions with optical fibers was RMB0.04 billion, down by RMB1.27 billion from 2008.
Income Before Income Tax
     In 2009, our income before income tax was RMB12.28 billion, up by 202.5% from 2008, mainly due to (i) we had provision for impairment loss on PHS business related equipment for 2008 but none for 2009 and (ii) a significant decrease in costs and expenses because (A) we no longer record depreciation, finance or other costs associated with the fixed-line assets in southern China as a result of our acquisition from Unicom Group of the telecommunications business in 21 provinces in southern China in 2009, and (B) the resulting decrease in depreciation, finance or other costs is greater than the amount of the leasing fee that we started to incur in 2009 with respect to such fixed-line assets (see “—Acquisition of Fixed-Line Telecommunications Business in 21 Provinces in Southern China” above).
     In order to ensure the comparability of income before tax and income for the year, we exclude the following non-comparable factors that are reflected in the figures of 2008 and 2009 for additional analysis purpose:
(1)	deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008;

(2)	gain of RMB0.04 billion from the nonmonetary assets exchange for 2009 and RMB1.31 billion for 2008;

(3)	realized gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009; and

(4)	impairment loss of RMB11.84 billion on PHS services related equipment in 2008.
     After excluding the above factors, our income from continuing operations before income tax would be RMB10.51 billion, down by 23.3% from 2008. Such decrease is mainly due to two reasons: (i) the decline of fixed-line voice business, which has been a consistent trend in recent years due to further intensified mobile substitution and contraction of PHS industry; and (ii) the initial development stage of our 3G business, during which we incurred significant costs in connection with 3G network operations and business development increased in a much more rapid rate than the increase of our revenues from the 3G business. Such decrease in income from continuing operations before income tax was partially offset by the decrease in our total costs and expenses in 2009 as discussed above.
Income Tax
     Our income tax for continuing operations was RMB2.72 billion in 2009, up by 48.9% from 2008, and our effective tax rate in 2009 was 22.2%. After excluding the factors discussed under Income Before Income Tax above, our effective tax rate in 2008 and 2009 would be 32.6% and 22.9%, respectively.
Net Income for the Year
     In 2009, our net income from continuing operations reached RMB9.56 billion, up by 328.3% from 2008. Our basic earnings per share was RMB0.402 in 2009. After excluding the factors discussed under the subsection Income Before Income Tax above, our net income from continuing operations would be RMB8.11 billion, down by 12.3% from 2008.
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

	For the Year Ended December 31,
	2007		2008
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line business(1)	94,341	100.0	92,077	100.0
Telecommunications service revenue(1)	88,579	93.9	86,376	93.8
Usage fee and monthly fee(1)	47,908	50.8	40,497	44.0
Fixed-line broadband service revenue	16,450	17.4	20,962	22.8
Interconnection revenue	7,799	8.3	7,342	8.0
Value-added service revenue	7,084	7.5	7,074	7.7
Leased line service revenue	4,433	4.7	5,492	6.0
Managed data, other internet-related service revenue.	2,363	2.5	2,662	2.8
Others	2,542	2.7	2,347	2.5
Information communication technology services and other revenue	4,782	5.1	4,339	4.7
Sales of fixed-line telecommunications products	980	1.0	1,362	1.5

(1)	Excluding (i)fixed-line upfront connection fees of RMB0.89 billion and RMB1.52 billion in 2008 and 2007 respectively; (ii) interconnection revenue of RMB0.99 billion and RMB1.00 billion between certain fixed-line business and the discontinued operations of CDMA business in 2008 and 2007 respectively. Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. In addition, upon disposal of the CDMA business in 2008, interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business will not be recognized anymore. Therefore, we consider that analyses of our operating results excluding upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business are more relevant to the readers of this report.
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
Costs, Expenses and Others
     In 2008, we experienced upward pressures on costs and expenses brought by various challenges, including changes in the macroeconomic environment, severe natural disasters and our merger and reorganization activities. While stabilizing our operations, we took measures, such as controlling our out-of-pocket expenses, to control our costs and expenses. Total costs, expenses and others for our continuing operations in 2008 were RMB155.73 billion, representing an increase of 14.1% from RMB136.50 billion in 2007. Excluding the effects of the non-comparable items, including impairment loss on PHS business-related assets in 2008, gain from the non-monetary assets exchange, tax refund on reinvestment in subsidiaries and realized loss on changes in fair value of derivative component of the convertible bonds in 2007, our total costs and expenses for our continuing operations in 2008 would have been RMB145.20 billion, representing an increase of 3.5% from RMB140.32 billion in 2007. The 3.5% increase was principally attributable to increases in networks, operations and support expenses, employee benefit expenses and interconnection charges and costs of telecommunications products sold, partially offset by decreases in finance costs, net of interest income.
     The table below sets forth the major items of costs, expenses and others from continuing operations and their respective percentage of the total revenue from continuing operations for the years 2007 and 2008:

	For the Year Ended December 31,
	2007 (as restated)		2008 (as restated)
	RMB in millions	% of Total	RMB in millions	% of Total
Continuing Operations
Total telecommunications services revenue (1)	151,235	100.0	150,953	100.0
Costs, expenses and others	136,497	90.3	155,733	103.2
Interconnection charges	12,198	8.1	13,038	8.6
Depreciation and amortization	51,275	33.9	51,847	34.3
Networks, operations and support expenses	17,877	11.8	18,736	12.4
Employee benefit expenses	19,398	12.8	20,758	13.8
Selling and marketing	19,660	13.0	19,614	13.0
Cost in relation to information communication technology services	3,808	2.5	3,010	2.0
General, administrative and other expenses	11,947	7.9	13,217	8.8
Cost of telecommunications products sold	1,109	0.7	2,156	1.4
Finance costs, net of interest income	3,435	2.3	3,004	2.0
Impairment loss on property, plant and equipment	323	0.2	12,494	8.3
Realized loss on changes in fair value of derivative component of convertible bonds	569	0.4	—	—
Other income-net	(5,102)	(3.3)	(2,141)	(1.4)

(1)	Excluding (i) fixed-line upfront connection fee of RMB0.89 billion and RMB1.52 billion in 2008 and 2007, respectively, and (ii) interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business of RMB0.99 billion and RMB1.00 billion in 2008 and 2007, respectively.
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
     Depreciation and Amortization. Depreciation and amortization expenses amounted to RMB51.85 billion in 2008, up by 1.1% from RMB51.28 billion in 2007, and as a percentage of our total telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and CDMA business), slightly increased from 33.9% in 2007 to 34.3% in 2008.
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
     Employee Benefit Expenses. As a result of our compliance with the new Labor Contract Law in China in 2008 and generally improved social average wages in China, our employee insurance premium expenses increased. In addition, we also incurred additional employee benefits-related costs for maintaining the continuity of our personnel during our integration with China Netcom. Our employee benefit expenses increased by 7.0% from RMB19.40 billion in 2007 to RMB20.76 billion in 2008, and as a percentage of our total telecommunications services revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-

line business and CDMA business), increased from 12.8% in 2007 to 13.8% in 2008.
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
     General, Administrative and Other Expenses. As the loss of our fixed-line subscribers increased in 2008, the delinquencies associated with such loss also increased. As a result, we increased our provision for doubtful debts in 2008 and our general, administrative and other expenses increased by 10.6% from RMB11.95 billion in 2007 to RMB13.22 billion in 2008, and as a percentage of total telecommunications services revenue increased from 7.9% in 2007 to 8.8% in 2008.
     Cost of Telecommunications Products Sold. As a result of a 91.0% increase in revenue from the sale of telecommunications products, we incurred RMB2.16 billion in cost of telecommunications products sold, up by 94.4% from RMB1.11 billion in 2007.
     Finance Costs, Net of Interest Income. Our finance costs, net of interest income, decreased by 12.5% from RMB3.44 billion in 2007 to RMB3.00 billion in 2008. This decrease was primarily due to the following factors: (i) in 2008, we further strengthened and improved our capital structure by enhancing the centralization of fund management and fund operation and (ii) we made early repayments of interest-bearing debts using the proceeds received from the disposal of the CDMA business, which is partially offset by the increase in finance costs of RMB347 million associated with long-term intercompany loans for financing the construction of the fixed-line network assets in southern China.
     Impairment Loss on Property, Plant and Equipment
     Our impairment loss on property, plant and equipment was RMB12.49 billion in 2008, consisting of impairment loss of RMB11.84 billion on PHS services related equipment and RMB0.65 billion on fixed-line network assets in southern China. Our impairment loss was RMB0.32 billion in 2007, all of which being the impairment loss on fixed-line network assets in southern China.
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

     Other Income-Net. In 2008, other income-net was RMB2.14 billion, mainly from the net gain on non-monetary asset exchange in connection with our replacement of copper cables in some of our fixed-line network regions with optical fibers. In 2007, we reinvested the undistributed profits of our certain PRC subsidiaries into these subsidiaries and were granted a refund on a portion of the taxes previously paid by these subsidiaries amounting to approximately RMB4.00 billion. We recognized this tax refund as “other income” for 2007. Excluding the effect of RMB4.00 billion tax refund, other income-net for 2008 would be up by 94.5% from 2007.
Income from Continuing Operations before Income Tax
     In 2008, our income from continuing operations before income tax was RMB4.06 billion, down by 82.7% from RMB23.44 billion in 2007.
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
     After excluding the above factors, our income from continuing operations before income tax would be RMB13.71 billion in 2008, down by 24.3% from 2007.
     In 2008, our income before income tax from the discontinued CDMA services was RMB1.91 billion.
Income Tax
     Our income tax for continuing operations was RMB1.83 billion in 2008, down by 74.5% from RMB7.18 billion in 2007. Our effective tax rate for continuing operations in 2007 and 2008 was 30.6% and 45.0%, respectively. After excluding the factors discussed under “Income from Continuing Operations Before Income Tax” above, our effective tax rates in 2007 and 2008 would be 32.7% and 32.6%, respectively.
     The decrease in our income tax was mainly due to our reduced profit before income tax. In addition, due to a downward adjustment of the enterprise income tax from 33% to 25% pursuant to the PRC Enterprise Income Tax Law which became effective on January 1, 2008, our income tax for 2008 also decreased.
Income from Continuing Operations
     Our income from continuing operations was RMB2.23 billion in 2008, as compared to RMB16.27 billion in 2007. Excluding the factors discussed under “Income from Continuing Operations Before Income Tax” above, down by 24.2% from RMB12.19 billion in 2007.
Income from Discontinued Operations
     Our income from discontinued operations was RMB1.44 billion in 2008. We also had a gain on the disposal of discontinued operations of RMB26.14 billion in 2008.

Net Income for the Year
     In 2008, our net income (including the income from continuing operations and discontinued operations) reached RMB29.80 billion, up by 76.1% from RMB16.92 billion in 2007. Our basic earnings per share was RMB1.25 in 2008, up by 71.1% from 2007. Excluding the factors discussed under “Income from Continuing Operations Before Income Tax” above, our basic earnings per share would be RMB1.55, up by 178.4% from 2007 and the significant increase of earnings per share was mainly due to the gain on sale of the CDMA business.
Additional Pro Forma Information
     As discussed above under “—Acquisition of Fixed-Line Telecommunications Business in 21 Provinces in Southern China”, in our acquisition of the fixed-line business in southern China in 2009 we did not acquire any assets or assume any liabilities associated with the underlying telecommunication networks assets, but leased such network assets following the acquisition of the relevant business. In connection with these network assets in southern China, our financial statements reflect the depreciation and costs associated with the assets not acquired and liabilities not assumed for the years of 2007 and 2008, but only the leasing fee for these network assets for the year of 2009 (since the acquisition was completed in January 2009 and the lease of the network assets commenced from January 2009). Our management believes that the presentation of pro forma financial information for the year ended December 31, 2008, by assuming that the acquisition had been completed and the relevant lease had been in existence as of January 1, 2008, would be necessary to ensure the comparability of the financial information between the years of 2008 and 2009 and a better understanding by the readers of our financial statements on the financial effects of the lease.
     The following pro forma financial information for the year ended December 31, 2008 has been prepared as if the acquisition had been completed and the lease had taken place since January 1, 2008. Such information is presented for illustrative purpose only, and do not purport to present what the results of operations and financial position of our company would actually have been if the events described above had in fact occurred on such dates, or to project the results of operations or financial position of our company for any future dates or period.

	For the year ended December 31,
					2009
	2008 (Unaudited Pro Forma)				As
		Pro Forma			Previously
	As Restated	Adjustments	Note	As Adjusted	Reported
	In RMB	In RMB		In RMB	In RMB
	millions	millions		millions	millions
Continuing operations
Revenue	159,792	—		159,792	153,945
Interconnection charges	(13,038)	—		(13,038)	(12,955)
Depreciation and amortization	(51,847)	3,886	1	(47,961)	(47,587)
Networks, operations and support expenses	(18,736)	—		(18,736)	(21,728)
Leasing for telecommunications networks in southern China	—	(2,000)	3	(2,000)	(2,000)
Employee benefit expenses	(20,758)	—		(20,758)	(21,931)
Other operating expenses	(37,997)	249	1	(37,748)	(36,723)
Finance costs	(3,269)	846	2	(2,423)	(1036)
Interest income	265	—		265	91
Impairment loss on property, plant and equipment	(12,494)	657	1	(11,837)
Realized loss on changes in fair value of derivative component of convertible bonds	—	—		—
Other income — net	2,141	(44)	1	2,097	962

	For the year ended December 31,
					2009
	2008 (Unaudited Pro Forma)				As
		Pro Forma			Previously
	As Restated	Adjustments	Note	As Adjusted	Reported
	In RMB	In RMB		In RMB	In RMB
	millions	millions		millions	millions
Profit from continuing operations before income tax	4,059	3,594		7,653	12,277
Income tax expenses	(1,828)	—		(1,828)	(2,721)

Profit from continuing operations	2,231	3,594		5,825	9,556

Discontinued operations
Profit from discontinued operations	1,438	—		1,438	—
Gain on disposal of discontinued operations	26,135	—		26,135	—

Profit for the year	29,804	3,594		33,398	9,556

Attributable to:
Equity holders of the Company	29,804	3,594		33,398	9,556
Minority interest	—	—		—	—

	29,804	3,594		33,398	9,556

Notes:

1.	The adjustments are to reverse the depreciation, amortization and other costs associated with the fixed-line network assets in southern China as if (i) such depreciation, amortization and other costs had not been included in the financial statements and (ii) the acquisition had been completed and such network assets had been leased since January 1, 2008.

2.	The adjustments are to reverse the finance costs relating to the liabilities associated with the financing for the construction of the fixed-line network assets in southern China in the form of intercompany loans due to Unicom Group, as if (i) such finance costs had not been included in the financial statements and (ii) the acquisition had been completed and such network assets had been leased since January 1, 2008.

3.	The adjustment is to record the leasing fee expenses as if the lease arrangement was in existence as of January 1, 2008, assuming the leasing fee were RMB2 billion for the year ended December 31, 2008.
     Our income from continuing operation before tax was RMB12,277 million in 2009, up by 60.4% as compared to the pro forma income from continuing operation before tax of RMB7,653 million in 2008. This increase was mainly due to the fact that we had provision for impairment loss of RMB11.84 billion on PHS business related equipment for 2008 but none for 2009. Such increase was partially offset by the ramp-up effect of our 3G business in 2009, which caused our costs relating to 3G network operations and developments to increase in a more rapid rate than the increase of our revenue from 3G business in 2009. Our profit from continuing operation was RMB9,556 million in 2009, up by 64.1% as compared to the pro forma profit from continuing operation of RMB5,825 million in 2008.
Liquidity and Capital Resources
Working Capital and Cash Flows
     As of December 31, 2009, we had RMB7.82 billion of cash and cash equivalents, as compared with RMB10.24 billion as of December 31, 2008 and RMB12.66 billion as of January 1, 2008. As of December 31, 2009, we had RMB1.00 billion of short-term bank deposits, as compared with RMB0.34 billion as of December 31, 2008. As of the end of 2009, we had a working capital deficit (current assets minus current liabilities) of RMB169.21 billion, increasing by 76.3% from the working capital deficit of RMB96.00 billion as of the end of 2008. The increase in working capital deficit in 2009 primarily resulted from the increase in our short-term borrowings and accounts payable, which mainly associated with the off-market share repurchase and the development of our 3G business, including 3G network constructions.
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
     The following table sets forth cash inflows and outflows in 2007, 2008 and 2009.

	For the Year Ended December 31,
	2007 (as restated)	2008 (as restated)	2009
	(RMB in millions)
Net cash inflow from operating activities of continuing operations	68,854	57,241	57,733
Net cash outflow from investing activities of continuing operations	(54,745)	(61,026)	(85,308)
Net cash (outflow)/inflow from financing activities of continuing operations	(22,830)	(28,786)	30,197

Net cash (outflow)/inflow from continuing operations	(8,721)	(32,571)	2,622
Net cash inflow /(outflow) from discontinued operations	812	30,145	(5,039)

Net decrease in cash and cash equivalents	(7,909)	(2,426)	(2,417)

     Our net cash inflow from operating activities of continuing operations decreased by 16.9% from RMB68.85 billion in 2007 to RMB57.24 billion in 2008, but slightly increased by 0.9% to RMB57.73 billion in 2009. The decrease in net cash inflow from operating activities in 2008 was mainly due to our settlement of payables.
     Our net cash outflow from investing activities of continuing operations increased by 11.5% from RMB54.75 in 2007 to RMB61.03 billion in 2008, and further increased by 39.8% to RMB85.31 billion in 2009. The increase in 2008 was mainly due to the increase in GSM network expansion and upgrade and payment for the purchase of businesses under common control. The increase in 2009 was mainly due to the significant increase in our capital expenditure attributable to 3G network construction, partially offset by the effect that we no longer have any cash outflow from investing activities associated with the construction of fixed-line network assets in southern China, as a result of our acquisition from Unicom Group of the telecommunications business in 21 provinces in southern China in 2009 (see “—Acquisition of Fixed-Line Telecommunications Business in 21 Provinces in Southern China” above).
     Our net cash outflow from financing activities increased by 26.1% from RMB22.83 billion in 2007 to RMB28.79 billion in 2008, primarily because our proceeds from commercial paper, bank loans and corporate bonds in 2008 decreased to a greater extent than our repayment of commercial paper, bank loans, corporate bonds and related party loans. We had a net cash inflow from financing activities of RMB30.20 billion, primarily due to the increase of our short-term bank loans in 2009, partially offset by the effect that we no longer have any cash inflow from intercompany loans associated with the construction of fixed-line network assets, as a result of our acquisition from Unicom Group of the telecommunications business in 21 provinces in southern China in 2009 (see “—Operating Results” above).
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

	As of
		December 31, 2008 (as
	January 1, 2008	restated)	December 31, 2009
	(RMB in millions, except percentages)
Cash and cash equivalent and short-term bank deposits	13,555	10,652	8,816
Total assets	368,435	380,318	417,045
Short-term debt	44,662	21,996	66,601
Short-term bank loans	11,850	10,780	63,909
Commercial paper	20,000	10,000	—
Current portion of long-term bank loans	7,413	1,216	62
Amounts due to related parties	5,399	—	2,104
Notes payables included in accounts payable and accrued liabilities	—	—	500
Current portion of obligations under finance lease included in other obligations	—	—	26
Long-term debt	47,259	43,649	7,862
Long-term loans due to ultimate holding company	27,213	35,652	—
Corporate bonds	2,000	7,000	7,000
Non-current portion of long-term bank loans	16,086	997	759
Amounts due to related parties	1,960	—	—
Non-current portion of obligations under finance lease	—	—	103
Shareholders’ equity	173,289	197,233	206,467
Debt-to-capitalization ratio(1)	34.7%	25.0%	26.5%
Debt-to-equity ratio(2)	53.0%	33.3%	36.1%

(1)	Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + shareholders’ equity).

(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/shareholders’ equity.
     Our debt-to-capitalization ratio was 26.5% at the end of 2009, compared to 25.0% at the end of 2008, and 34.7% at the beginning of 2008. Our debt-to-equity ratio was 36.1%, compared to 33.3% at the end of 2008, and 53.0% at the beginning of 2008. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits by RMB65.65 billion as of December 31, 2009, compared to 54.99 billion as of December 31, 2008 and RMB78.37 billion as of January 1, 2008. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs.
     Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar, HK dollar and Euro, was RMB64.73 billion at the end of 2009, compared to RMB12.99 billion at the end of 2008 and RMB35.35 billion at the beginning of 2008. The increase in 2009 resulted primarily from the borrowings of short-term bank loans to finance the telecommunications network construction and the off-market share repurchase completed during the year. The decrease in 2008 was primarily due to our repayment of prior bank loans with proceeds from the disposal of the CDMA business. The loan agreement does not include financial performance or other covenants which may materially restrict our operations or those of CUCL, our principal operating subsidiary in China. As of December 31, 2009, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.
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

	For the Year Ended December 31,
	2008(3)		2009		2010
	(RMB in	As a	(RMB in	As a	(RMB in
	billions)	percentage	billions)	percentage	billions)	As a percentage
3G mobile	—	—	36.40	32.4%	23.00	31.3%
GSM mobile (1)	33.13	43.0%	20.58	18.3%	8.00	10.9%
Fixed-line broadband and data services	15.34	19.9%	18.80	16.7%	15.30	20.8%
Fixed-line business	0.73	0.9%	0.60	0.5%	0.60	0.8%
Innovation and value-added platform	4.15	5.4%	2.08	1.8%	2.70	3.7%
IT system	2.41	3.1%	6.74	6.0%	4.30	5.9%
Infrastructure and transmission network	18.28	23.7%	25.01	22.2%	17.40	23.7%
Others (2)	3.06	4.0%	2.26	2.0%	2.20	3.0%

Total	77.10	100.0%	112.47	100.0%	73.50	100.0%

(1)	Including the capital expenditure attributable to the initial preparation relating to the development of the 3G business.

(2)	Other expenditures consist of procurement of miscellaneous assets, equipment and spare parts.

(3)	Capital expenditures of 2008 had been restated to reflect the effect of 2009 Business Combination.
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

PART III
Item 18. Financial Statements
     See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this Amendment No. 1.
Item 19. Exhibits

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).*
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).*
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).*

*	Filed herewith.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 on its behalf.
     Date: February 18, 2011

CHINA UNICOM (HONG KONG) LIMITED
By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA UNICOM (HONG KONG) LIMITED
(Incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) with limited liability)
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of China Unicom (Hong Kong) Limited and its subsidiaries (together, the “Group”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting included in Item 15 of the Group’s Annual Report on Form 20-F filed on June 18, 2010 not included herein. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 2.2 (b) to the consolidated financial statements, the Group has restated its consolidated financial statements for the years ended December 31, 2008 and 2007.
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
PricewaterhouseCoopers
Hong Kong
June 18, 2010, except for the effects of the restatement discussed in Note 2.2 (b) and subsequent events discussed in Notes 41 (b), (c), (d) to the consolidated financial statements, which are as of February 18, 2011

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009
(All amounts in Renminbi (“RMB”) millions)

			As of December 31
			2008
		As of	As restated
	Note	January 1, 2008	(Note 2.2(a) (b))	2009	2009
		RMB	RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	6	306,420	315,546	351,157	51,445
Lease prepayments	7	8,807	8,738	7,729	1,132
Goodwill	8	3,144	2,771	2,771	406
Deferred income tax assets	9	2,473	5,334	5,202	762
Available-for-sale financial assets	12	287	95	7,977	1,168
Other assets	10	12,740	9,485	11,596	1,699

		333,871	341,969	386,432	56,612

Current assets
Inventories and consumables	13	2,816	1,147	2,412	353
Accounts receivable, net	14	11,760	9,341	8,825	1,293
Prepayments and other current assets	15	5,181	2,876	4,252	623
Amounts due from ultimate holding company	39.1	—	169	—	—
Amounts due from related parties	39.1	244	128	53	8
Amounts due from domestic carriers	39.2	1,008	974	1,134	166
Proceeds receivable for disposal of the CDMA business	35,39.2	—	13,140	5,121	750
Short-term bank deposits	16	892	337	996	146
Cash and cash equivalents	17	12,663	10,237	7,820	1,146

		34,564	38,349	30,613	4,485

Total assets		368,435	380,318	417,045	61,097

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	18	1,437	2,329	2,310	339
Share premium	18	64,320	166,784	173,435	25,408
Reserves	19	77,381	(25,958)	(18,088)	(2,650)
Retained profits
- Proposed final dividend	36	6,427	4,754	3,770	552
- Others		23,717	49,322	45,038	6,598

		173,282	197,231	206,465	30,247

Minority interest in equity		7	2	2	—

Total equity		173,289	197,233	206,467	30,247

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
AS OF DECEMBER 31, 2008 AND 2009
(All amounts in RMB millions)

			As of December 31
			2008
		As of	As restated
	Note	January 1, 2008	(Note 2.2(a) (b))	2009	2009
		RMB	RMB	RMB	US$
LIABILITIES
Non-current liabilities
Long-term bank loans	20	16,086	997	759	111
Long-term loans due to ultimate holding company	39.1	27,213	35,652	—	—
Amounts due to related parties	39.1	6,169	—	—	—
Corporate bonds	21	2,000	7,000	7,000	1,026
Deferred income tax liabilities	9	18	16	245	36
Deferred revenue		5,330	3,398	2,562	375
Other obligations	23	2,079	1,681	187	27

		58,895	48,744	10,753	1,575

Current liabilities
Accounts payable and accrued liabilities	24	61,331	73,854	104,072	15,247
Taxes payable		5,091	11,370	912	134
Amounts due to ultimate holding company	39.1	3,524	—	308	45
Amounts due to related parties	39.1	2,183	1,658	5,438	797
Amounts due to domestic carriers	39.2	318	956	1,136	166
Payables in relation to disposal of the CDMA business	39.2	—	4,232	7	1
Dividend payable	36	—	149	331	48
Commercial paper	25	20,000	10,000	—	—
Short-term bank loans	26	11,850	10,780	63,909	9,363
Current portion of long-term bank loans	20	7,413	1,216	62	9
Current portion of deferred revenue		3,103	2,200	1,397	205
Current portion of obligations under finance leases		103	—	—	—
Current portion of other obligations	23	3,381	3,012	2,534	371
Advances from customers		17,954	14,914	19,719	2,889

		136,251	134,341	199,825	29,275

Total liabilities		195,146	183,085	210,578	30,850

Total equity and liabilities		368,435	380,318	417,045	61,097

Net current liabilities		(101,687)	(95,992)	(169,212)	(24,790)

Total assets less current liabilities		232,184	245,977	217,220	31,822

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions, except per share data)

			Year ended December 31
			2007	2008
			As restated	As restated
	Note		(Note 2.2(a) (b))	(Note 2.2(a) (b))	2009	2009
Continuing operations			RMB	RMB	RMB	US$
Revenue	5, 27, 39		159,940	159,792	153,945	22,553

Interconnection charges			(12,198)	(13,038)	(12,955)	(1,898)
Depreciation and amortization			(51,275)	(51,847)	(47,587)	(6,971)
Networks, operations and support expenses	28		(17,877)	(18,736)	(21,728)	(3,183)
Leasing fee for telecommunications networks in Southern China	1	(b)	—	—	(2,000)	(293)
Employee benefit expenses	29		(19,398)	(20,758)	(21,931)	(3,213)
Other operating expenses	30		(36,524)	(37,997)	(36,723)	(5,380)
Finance costs	31		(3,740)	(3,269)	(1,036)	(152)
Interest income			305	265	91	13
Impairment loss on property, plant and equipment	6		(323)	(12,494)	—	—
Realized loss on changes in fair value of derivative component of convertible bonds	22		(569)	—	—	—
Realized gain on changes in fair value of derivative financial instrument	32		—	—	1,239	182
Other income — net	33		5,102	2,141	962	141

Income from continuing operations before income tax			23,443	4,059	12,277	1,799
Income tax expenses	9		(7,175)	(1,828)	(2,721)	(399)

Income from continuing operations			16,268	2,231	9,556	1,400

Discontinued operations
Income from discontinued operations	35		656	1,438	—	—
Gain on disposal of discontinued operations	35		—	26,135	—	—

Net income			16,924	29,804	9,556	1,400

Attributable to:
Equity holders of the Company			16,924	29,804	9,556	1,400
Minority interest			—	—	—	—

			16,924	29,804	9,556	1,400

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF INCOME (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions, except per share data)

		Year ended December 31
		2007	2008
		As restated	As restated
	Note	(Note 2.2(a) (b))	(Note 2.2(a) (b))	2009	2009
		RMB	RMB	RMB	US$
Earnings per share for income attributable to equity holders of the Company during the year

Basic earnings per share (RMB)	37	0.73	1.25	0.40	0.06

Diluted earnings per share (RMB)	37	0.73	1.24	0.40	0.06

Earnings per ADS for income attributable to equity holders of the Company during the year

Basic earnings per ADS (RMB)	37	7.33	12.55	4.02	0.59

Diluted earnings per ADS (RMB)	37	7.26	12.45	4.00	0.59

Earnings per share for income from continuing operations attributable to equity holders of the Company during the year

Basic earnings per share (RMB)	37	0.70	0.09	0.40	0.06

Diluted earnings per share (RMB)	37	0.70	0.09	0.40	0.06

Earnings per ADS for income from continuing operations attributable to equity holders of the Company during the year

Basic earnings per ADS (RMB)	37	7.04	0.94	4.02	0.59

Diluted earnings per ADS (RMB)	37	6.98	0.93	4.00	0.59

Earnings per share for income from discontinued operations attributable to equity holders of the Company during the year

Basic earnings per share (RMB)	37	0.03	1.16	—	—

Diluted earnings per share (RMB)	37	0.03	1.15	—	—

Earnings per ADS for income from discontinued operations attributable to equity holders of the Company during the year

Basic earnings per ADS (RMB)	37	0.29	11.61	—	—

Diluted earnings per ADS (RMB)	37	0.28	11.52	—	—

Details of dividends attributable to equity holders of the Company for the years ended December 31, 2007, 2008 and 2009 are set out in Note 36.
The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)

	Year ended December 31
	2007	2008
	As restated	As restated
	(Note 2.2 (b))	(Note 2.2 (b))	2009	2009
	RMB	RMB	RMB	US$

Net income	16,924	29,804	9,556	1,400

Other comprehensive income/(loss)
Fair value gains/(losses) on available-for-sale financial assets	246	(188)	(71)	(10)
Tax effect on fair value (gains)/losses on available-for-sale financial assets	(81)	47	33	5

Fair value gains/(losses) on available-for-sale financial assets, net of tax	165	(141)	(38)	(5)
Currency translation differences	(15)	(29)	—	—

Other comprehensive income/(loss) for the year, net of tax	150	(170)	(38)	(5)

Total comprehensive income for the year	17,074	29,634	9,518	1,395

Total comprehensive income attributable to:
Equity holders of the Company	17,074	29,634	9,518	1,395
Minority interest	—	—	—	—

	17,074	29,634	9,518	1,395

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)

	Attributable to equity holders of the Company
			Employee		Available-
			share-based		for-sale fair
	Share	Share	compensation	Revaluation	value	Statutory	Other	Retained		Minority	Total
	capital	premium	reserve	reserve	reserve	reserves	Reserve	profits	Total	interest	equity
Balance at January 1, 2007 (As previously reported)	1,344	53,223	389	3,150	—	14,830	41,116	39,214	153,266	3	153,269
Adjusted for 2009 Business Combination under common control (As previously reported )	—	—	—	39	1	827	4,957	(6,467)	(643)	4	(639)
Adjusted for 2009 Business Combination under common control (Note 2.2(b))	—	—	—	—	—	—	(692)	433	(259)	—	(259)

Balance at January 1, 2007 (As restated)	1,344	53,223	389	3,189	1	15,657	45,381	33,180	152,364	7	152,371

Total comprehensive income/(loss) for the year (As previously reported)	—	—	—	—	165	—	(15)	21,565	21,715	—	21,715
Adjustments on total comprehensive income/(loss) for the year (Note 2.2(b))	—	—	—	—	—	—	—	(4,641)	(4,641)	—	(4,641)

Total comprehensive income/(loss) for the year (As restated)	—	—	—	—	165	—	(15)	16,924	17,074	—	17,074
Effect of 2009 Business Combination (As previously reported)	—	—	—	—	—	—	—	—	—	—	—
Adjustment on effect of 2009 Business Combination (Note 2.2(b))	—	—	—	—	—	—	(4,208)	4,208	—	—	—

Effect of 2009 Business Combination (As restated)	—	—	—	—	—	—	(4,208)	4,208	—	—	—
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	(2,179)	—	—	(84)	2,263	—	—	—
Effect of change of statutory income tax rate on deferred tax recognized in equity	—	—	—	135	19	—	(664)	—	(510)	—	(510)
Consideration for purchase of entity under common control (Note 1)	—	—	—	—	—	—	(1,179)	—	(1,179)	—	(1,179)
Distributions due to business combinations of entities and business under common control (Note 1)	—	—	—	—	—	—	(101)	(48)	(149)	—	(149)
Transfer of net income to other reserve due to purchase of Guizhou Business under common control (Note 1)	—	—	—	—	—	—	95	(95)	—	—	—
Capitalization of retained profits	—	—	—	—	—	—	17,295	(17,295)	—	—	—
Transfer to statutory reserves	—	—	—	—	—	1,517	—	(1,517)	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	1,591	—	(1,591)	—	—	—
Equity-settled share option schemes:
-Value of employee services	—	—	216	—	—	—	—	—	216	—	216
-Issuance of shares upon exercise of options (Note 34)	5	366	(89)	—	—	—	250	—	532	—	532
-Conversion of convertible bonds (Note 22)	88	10,731	—	—	—	—	—	—	10,819	—	10,819
Dividends relating to 2006 (Note 36)	—	—	—	—	—	—	—	(5,885)	(5,885)	—	(5,885)

Balance at December 31, 2007 (As restated)	1,437	64,320	516	1,145	185	18,765	56,770	30,144	173,282	7	173,289

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)

	Attributable to equity holders of the Company
			Employee		Available-
			share-based		for-sale fair
	Share	Share	compensation	Revaluation	value	Statutory	Other	Retained		Minority	Total
	capital	premium	reserve	reserve	reserve	reserves	Reserve	profits	Total	interest	equity
Balance at January 1, 2008 (As previously reported)	1,437	64,320	516	1,113	—	17,933	56,713	36,480	178,512	4	178,516
Adjusted for 2009 Business Combination under common control (As previously reported)	—	—	—	32	185	832	4,957	(6,336)	(330)	3	(327)
Adjusted for 2009 Business Combination under common control (Note 2.2(b))	—	—	—	—	—	—	(4,900)	—	(4,900)	—	(4,900)

Balance at January 1, 2008 (As restated)	1,437	64,320	516	1,145	185	18,765	56,770	30,144	173,282	7	173,289

Total comprehensive (loss)/income for the year (As previously reported)	—	—	—	—	(141)	—	(29)	35,398	35,228	—	35,228
Adjustment on total comprehensive (loss)/income for the year (Note 2.2(b))	—	—	—	—	—	—	—	(5,594)	(5,594)	—	(5,594)

Total comprehensive (loss)/income for the year (As restated)	—	—	—	—	(141)	—	(29)	29,804	29,634	—	29,634
Effect of 2009 Business Combination (As previously reported)	—	—	—	—	—	(201)	2,062	(1,861)	—	—	—
Adjustment on effect of 2009 Business Combination (Note 2.2(b))	—	—	—	—	—	—	(5,594)	5,594	—	—	—

Effect of 2009 Business Combination (As restated)	—	—	—	—	—	(201)	(3,532)	3,733	—	—	—
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	(984)	—	—	(70)	1,054	—	—	—
Transfer to statutory reserves	—	—	—	—	—	886	—	(886)	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	3,542	—	(3,542)	—	—	—
Equity-settled share option schemes:
-Value of employee services	—	—	96	—	—	—	—	—	96	—	96
-Issuance of shares upon exercise of options (Note 34)	3	252	(72)	—	—	—	267	—	450	—	450
Issuance of shares in connection with 2008 Business Combination (Note 1)	889	102,212	—	—	—	—	(103,101)	—	—	—	—
Transfer out upon disposal of the CDMA business	—	—	—	—	—	—	—	—	—	(5)	(5)
Dividends relating to 2007 (Note 36)	—	—	—	—	—	—	—	(6,231)	(6,231)	—	(6,231)

Balance at December 31, 2008 (As restated)	2,329	166,784	540	161	44	22,992	(49,695)	54,076	197,231	2	197,233

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)

	Attributable to equity holders of the Company
				Employee
			Capital	share-based		Available-
	Share	Share	redemption	compensation	Revaluation	for-sale fair	Statutory	Other	Retained		Minority	Total
	capital	premium	reserve	reserve	reserve	value reserve	reserves	Reserve	profits	Total	interest	equity
Balance at January 1, 2009 (As previously reported)	2,329	166,784	—	540	136	—	22,361	(46,220)	60,780	206,710	—	206,710
Adjusted for 2009 Business Combination under common control (As previously reported)	—	—	—	—	25	44	631	7,019	(6,704)	1,015	2	1,017
Adjusted for 2009 Business Combination under common control (Note 2.2(b)))	—	—	—	—	—	—	—	(10,494)	—	(10,494)	—	(10,494)

Balance at January 1, 2009 (As restated)	2,329	166,784	—	540	161	44	22,992	(49,695)	54,076	197,231	2	197,233

Total comprehensive (loss)/income for the year	—	—	—	—	—	(38)	—	—	9,556	9,518	—	9,518
Transfer of profit of entities under common control to Unicom Group in relation to 2009 Business Combination	—	—	—	—	—	—	—	—	(64)	(64)	—	(64)
Transfer of assets and liabilities under common control to Unicom Group in relation to 2009 Business Combination (Note 2.2 (b))	—	—	—	—	—	—	—	10,494	—	10,494	—	10,494
Consideration for 2009 Business Combination under common control (Note 1)	—	—	—	—	—	—	—	(3,896)	—	(3,896)	—	(3,896)
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	—	(55)	—	—	—	55	—	—	—
Transfer to statutory reserves	—	—	—	—	—	—	490	—	(490)	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	769	—	(769)	—	—	—
Equity-settled share option schemes:
-Value of employee services	—	—	—	27	—	—	—	—	—	27	—	27
Issuance of shares for mutual investment by the Company and Telefónica (Note 18 & Note 32)	60	6,651	—	—	—	—	—	—	—	6,711	—	6,711
Off-market share repurchase (Note 18)	(79)	—	79	—	—	—	—	—	(8,802)	(8,802)	—	(8,802)
Dividends relating to 2008 (Note 36)	—	—	—	—	—	—	—	—	(4,754)	(4,754)	—	(4,754)

Balance at December 31, 2009	2,310	173,435	79	567	106	6	24,251	(43,097)	48,808	206,465	2	206,467

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)

		Year ended December 31
		2007	2008
		As restated	As restated
	Note	(Note 2.2(a) (b))	(Note 2.2 (a) (b))	2009	2009
		RMB	RMB	RMB	US$
Cash flows from operating activities
Cash generated from continuing operations	(a)	80,252	67,794	63,990	9,375
Interest received		308	269	93	14
Interest paid		(3,511)	(3,011)	(1,681)	(246)
Income tax paid		(8,195)	(7,811)	(4,669)	(684)

Net cash inflow from operating activities of continuing operations		68,854	57,241	57,733	8,459
Net cash inflow from operating activities of discontinued operations	35	837	656	—	—

Net cash inflow from operating activities		69,691	57,897	57,733	8,459

Cash flows from investing activities
Purchase of property, plant and equipment		(48,925)	(54,496)	(78,130)	(11,446)
Proceeds from disposal of property, plant and equipment and other assets		164	573	611	90
Dividends received from available-for-sale financial assets		4	3	177	26
Consideration for purchase of business and entities under common control		(3,139)	(5,880)	(3,896)	(571)
(Increase)/decrease in short-term bank deposits		(433)	415	(659)	(97)
Purchase of other assets		(2,416)	(1,641)	(3,411)	(500)

Net cash outflow from investing activities of continuing operations		(54,745)	(61,026)	(85,308)	(12,498)
Net cash (outflow) /inflow from investing activities of discontinued operations	35	(25)	29,489	(5,039)	(738)

Net cash outflow from investing activities		(54,770)	(31,537)	(90,347)	(13,236)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)

		Year ended 31 December
		2007	2008
		As restated	As restated
		(Note 2.2 (a) (b))	(Note 2.2 (a) (b))	2009	2009
	Note	RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from exercise of share options		532	450	—	—
Proceeds from commercial paper		20,000	10,000	—	—
Proceeds from short-term bank loans		63,837	50,714	96,204	14,094
Proceeds from long-term bank loans		2,559	2,888	—	—
Proceeds from issuance of corporate bonds		2,000	5,000	—	—
Proceeds from related party loans		9,224	6,284	2,114	310
Repayment of commercial paper		(16,646)	(20,000)	(10,000)	(1,465)
Repayment of short-term bank loans		(82,965)	(51,784)	(43,075)	(6,311)
Repayment of long-term bank loans		(13,416)	(23,832)	(1,406)	(206)
Repayment of capital element of finance lease payments		(890)	(101)	—	—
Repayment of related party loans		—	(2,222)	—	—
Payment of prior year profit transfer		(1,180)	(101)	(266)	(39)
Consideration for off-market share repurchase		—	—	(8,802)	(1,290)
Dividends paid to equity holders	36	(5,885)	(6,082)	(4,572)	(670)

Net cash (outflow)/inflow from financing activities of continuing operations		(22,830)	(28,786)	30,197	4,423
Net cash outflow from financing activities of discontinued operations		—	—	—	—

Net cash (outflow)/inflow from financing activities		(22,830)	(28,786)	30,197	4,423

Net cash (outflow)/inflow from continuing operations		(8,721)	(32,571)	2,622	384
Net cash inflow/(outflow) from discontinued operations	35	812	30,145	(5,039)	(738)

Net decrease in cash and cash equivalents		(7,909)	(2,426)	(2,417)	(354)
Cash and cash equivalents, beginning of year		20,572	12,663	10,237	1,500

Cash and cash equivalents, end of year	17	12,663	10,237	7,820	1,146

Analysis of the balances of cash and cash equivalents:

Cash balances		11	8	7	1
Bank balances		12,652	10,229	7,813	1,145

		12,663	10,237	7,820	1,146

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)
(a)	The reconciliation of income from continuing operations before income tax to cash generated from continuing operations is as follows:

	Year ended December 31
	2007	2008
	As restated	As restated
	(Note 2.2 (b))	(Note 2.2 (b))	2009	2009
	RMB	RMB	RMB	US$
Income from continuing operations before income tax	23,443	4,059	12,277	1,799
Adjustments for:
Depreciation and amortization	51,275	51,847	47,587	6,971
Interest income	(305)	(265)	(91)	(13)
Finance costs	3,431	2,999	828	121
Loss/(gain) on disposal of property, plant and equipment and other assets	311	239	(91)	(14)
Gain on non-monetary assets exchange	(386)	(1,305)	(38)	(6)
Share-based compensation costs	170	84	27	4
Provision for doubtful debts	2,260	3,025	2,355	345
Impairment loss on property, plant and equipment	323	12,494	—	—
Realized loss on changes in fair value of derivative component of convertible bonds	569	—	—	—
Realized gain on changes in fair value of derivative financial instruments	—	—	(1,239)	(182)
Dividends from available-for-sale financial assets	(4)	(3)	(215)	(32)

Changes in working capital:
Increase in accounts receivable	(2,021)	(2,044)	(1,839)	(269)
Decrease /(increase) in inventories and consumables	7	(126)	(1,320)	(193)
Decrease/(increase) in other assets	1,638	834	(125)	(18)
(Increase)/decrease in prepayments and other current assets	(939)	1,000	(1,539)	(225)
(Increase)/decrease in amounts due from related parties	(34)	116	75	11
Decrease/(increase) in amounts due from domestic carriers	52	267	(160)	(23)
Increase/(decrease) in accounts payable, accrued liabilities and taxes payable	3,336	(2,200)	4,659	682
Increase in advances from customers	533	1,653	4,805	704
Decrease in deferred revenue	(2,880)	(2,993)	(1,639)	(240)
Decrease in other obligations	(863)	(767)	(2,101)	(307)
Increase/(decrease) in amounts due to ultimate holding company	735	(1,733)	413	61
(Decrease)/increase in amounts due to related parties	(120)	(551)	1,942	284
(Decrease)/increase in amounts due to domestic carriers	(279)	396	180	26
Increase/(decrease) in payables in relation to disposal of the CDMA business	—	768	(761)	(111)

Cash generated from continuing operations	80,252	67,794	63,990	9,375

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(All amounts in RMB millions)
(b)	Major non-cash transactions:
(i)	Payables to equipment suppliers for construction-in-progress during 2009 increased by approximately RMB26.8 billion (2007: approximately RMB1.2 billion; 2008: approximately RMB14.1 billion).

(ii)	On October 21, 2009, the Company and Telefónica S.A. (“Telefónica”) completed the mutual investment of the equivalent of USD1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HKD11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of Euro17.24 each to the Company. Please refer to Note 18 and Note 32 for details.

(iii)	On October 15, 2008, the Company issued 10,102,389,377 ordinary shares of HKD0.10 each at a price of HKD11.60 per share with fair value or total price of approximately RMB103.1 billion (equivalent to approximately HKD117.2 billion) in exchange for the entire issued share capital of China Netcom Group Corporation (Hong Kong) Limited. Please refer to Note 1 and Note 18 for details.

(iv)	On August 20, 2007, convertible bonds of USD1 billion outstanding as of December 31, 2006 were fully converted into 899,745,075 ordinary shares of HKD0.10 each of the Company. Please refer to Note 22 for details.

(v)	For the years ended December 31, 2007, 2008 and 2009, the Group replaced copper cables in certain fixed-line network infrastructure with optical fibers and related equipment. Some of this replacement was done through non-monetary assets exchanges with suppliers, through which optical fibers and related equipment were received in exchange for the Group’s own copper cables. The cost of the assets received was recorded at the fair value of the assets surrendered. In 2009, the net book value and fair value of copper cables surrendered were RMB60 million (2007: RMB182 million; 2008: RMB805 million) and RMB98 million (2007:RMB568 million; 2008: RMB2,110 million), respectively. Gain on the non-monetary assets exchange of RMB38 million (2007:RMB386 million; 2008: RMB1,305 million) was recognized in the statement of income for the year ended December 31, 2009.

CHINA UNICOM (HONG KONG) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

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

On February 28, 2007, the Company’s wholly-owned subsidiary, CNC China completed its sale of assets and liabilities in relation to the fixed-line telecommunication operations in Guangdong and Shanghai Branches in the PRC to Netcom Group at a cash consideration of RMB 3.5 billion. The Guangdong and Shanghai Branches were reacquired by the Group during the 2009 Business Combination (Note 1(a) and Note 2.2(d)).

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(b)	Restatement of Previously Reported Financial Statements Included in the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2009

The Group previously recognized the 2009 Business Combination at historical cost or predecessor values as if such business had always been part of the Group during all the periods presented, and (i) included all the assets, liabilities, revenue and expenses directly related to the 2009 Business Combination, except for the Telecommunications Networks in Southern China and associated loans that were not acquired (“Excluded Assets and Liabilities”) and the related depreciation and finance costs, and (ii) supplemented such information with disclosure of the assets and related liabilities, and the related charges that were excluded, together with details of the lease payments that were made to Unicom New Horizon following the completion of the 2009 Business Combination.

As part of a review of the Company’s 2009 Form 20-F in 2010, the Staff of Division of Corporation Finance of the Securities and Exchange Commission (“DCF”) raised questions on the accounting treatment of the 2009 Business Combination. The Company has discussed with the DCF and determined to include all Excluded Assets and Liabilities and the related charges in the financial statements for the historical periods prior to the completion of the Acquired Business, instead of disclosing such information in the notes to the financial statements. Accordingly, the Company has amended and restated the financial statements for the historical periods prior to the completion of the Acquired Business. As a result, this presentation of the financial statements for the historical periods prior to the completion of the Acquired Business includes Excluded Assets and Liabilities and charges incurred in the generation of the reported revenues, although the Excluded Assets and Liabilities were not acquired in the Acquired Business. Upon the completion of the 2009 Business Combination, the Excluded Assets and Liabilities were deemed to be disposed, which had been recorded as a distribution from reserves to Unicom Group.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(b)	Restatement of Previously Reported Financial Statements Included in the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2009 (Continued)

The following table presents the financial statements accounts which are restated:

		As
		previously
	Note	reported	Adjustments	As restated
For the year ended December 31, 2007

Results of continuing operations:

Depreciation and amortization	(i)	(47,625)	(3,650)	(51,275)
Other operating expenses	(i)	(36,353)	(171)	(36,524)
Finance costs	(ii)	(3,241)	(499)	(3,740)
Impairment loss on property, plant and equipment	(i)	—	(323)	(323)
Other income — net		5,100	2	5,102
Income from continuing operations before income tax		28,084	(4,641)	23,443
Income from continuing operations		20,909	(4,641)	16,268
Net income		21,565	(4,641)	16,924

Earnings per share for income attributable to equity holders of the Company during the year
Basic earnings per share (RMB)		0.93	(0.20)	0.73
Diluted earnings per share (RMB)		0.92	(0.19)	0.73

Earnings per share for income from continuing operations attributable to equity holders of the Company during the year
Basic earnings per share (RMB)		0.90	(0.20)	0.70
Diluted earnings per share (RMB)		0.89	(0.19)	0.70

Earnings per share for income from discontinued operations attributable to equity holders of the Company during the year
Basic earnings per share (RMB)		0.03	—	0.03
Diluted earnings per share (RMB)		0.03	—	0.03

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.2	Basis of Preparation (Continued)
(b)	Restatement of Previously Reported Financial Statements Included in the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2009 (Continued)

The following table presents the financial statements accounts which are restated (Continued):

		As
		previously
	Note	reported	Adjustments	As restated
For the year ended December 31, 2008

Results of continuing operations:
Depreciation and amortization	(i)	(47,961)	(3,886)	(51,847)
Other operating expenses	(i)	(37,748)	(249)	(37,997)
Finance costs	(ii)	(2,423)	(846)	(3,269)
Impairment loss on property, plant and equipment	(i)	(11,837)	(657)	(12,494)
Other income — net		2,097	44	2,141
Income from continuing operations before income tax		9,653	(5,594)	4,059
Income from continuing operations		7,825	(5,594)	2,231
Net income		35,398	(5,594)	29,804

Earnings per share for income attributable to equity holders of the Company during the year
Basic earnings per share (RMB)		1.49	(0.24)	1.25
Diluted earnings per share (RMB)		1.48	(0.24)	1.24

Earnings per share for income from continuing operations attributable to equity holders of the Company during the year
Basic earnings per share (RMB)		0.33	(0.24)	0.09
Diluted earnings per share (RMB)		0.33	(0.24)	0.09

Earnings per share for income from discontinued operations attributable to equity holders of the Company during the year
Basic earnings per share (RMB)		1.16	—	1.16
Diluted earnings per share (RMB)		1.15	—	1.15
The 2009 Business Combination was completed on January 31, 2009 and therefore the consolidated statement of income for the year ended December 31, 2009 would have included the depreciation and amortization charges of approximately RMB308 million of the Excluded Assets and Liabilities and the finance costs associated with the long-term intercompany loans for the financing of the construction of the Telecommunications Networks in Southern China of approximately RMB26 million for the period from January 1, 2009 to January 31, 2009. However, considering the amounts were not material, the Company did not restate the consolidated statement of income for the year ended December 31, 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(b)	Restatement of Previously Reported Financial Statements Included in the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2009 (Continued)

The following table presents the financial statements accounts which are restated (Continued):

		As
		previously
	Note	reported	Adjustments	As restated
As of December 31, 2008
Financial position:
Property, plant and equipment	(i)	285,469	30,077	315,546
Lease prepayments	(i)	7,863	875	8,738
Other assets	(i)	9,087	398	9,485
Total non-current assets		310,619	31,350	341,969
Inventories and consumables	(iii)	1,092	55	1,147
Prepayments and other current assets	(iii)	2,715	161	2,876
Total current assets		38,133	216	38,349
Total assets		348,752	31,566	380,318
Reserves	(iv)	(15,464)	(10,494)	(25,958)
Total equity		207,727	(10,494)	197,233
Long-term loans due to ultimate holding company	(ii)	—	35,652	35,652
Total non-current liabilities		13,092	35,652	48,744
Accounts payable and accrued liabilities	(ii)	67,509	6,345	73,854
Taxes payable	(iii)	11,307	63	11,370
Total current liabilities		127,933	6,408	134,341
Total liabilities		141,025	42,060	183,085

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(b)	Restatement of Previously Reported Financial Statements Included in the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2009 (Continued)
(i)	The adjustment items primarily represented property, plant and equipment and related non-current assets (including lease prepayments for land use rights and other assets relating to the Telecommunications Networks in Southern China), and the corresponding depreciation and amortization expenses, as well as impairment loss and loss on disposal of property, plant and equipment which have been recorded in “other operating expenses”.

(ii)	The adjustment items primarily represented the related long-term interest bearing intercompany loans from Unicom Group for the financing of the construction of the Telecommunications Networks in Southern China and the related payables to network contractors and equipment suppliers, and the finance costs associated with the long-term intercompany loans.

(iii)	The adjustment items primarily represented other miscellaneous assets not acquired and liabilities not assumed associated with the Telecommunications Networks in Southern China.

(iv)	The adjustment items represented the net liabilities associated with the Excluded Assets and Liabilities which have been included as “other reserve” in the consolidated balance sheet as of December 31, 2008 and have been subsequently recorded as a distribution from reserves to Unicom Group in January 2009 upon the completion of 2009 Business Combination.

The consolidated balance sheet as of January 1, 2008, with note disclosures of the more significant 2007 consolidated balance sheet items, was presented in accordance with IAS 1/HKAS 1 “Presentation of financial statements” which requires an entity to present the financial position as at the beginning of the earliest comparative period when an entity applies an accounting policy retrospectively or makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements. The following table reflects the effects of 2009 Business Combination as described in Note 2.2(a) and the restatement as described in Note 2.2(b).

	Before 2009			After 2009
	Business			Business
	Combination	2009 Business		Combination
	Adjustments	Combination	Eliminations	Adjustments

As of January 1, 2008

Financial position:
Non-current assets	301,912	31,992	(33)	333,871
Current assets	32,175	3,437	(1,048)	34,564
Total assets	334,087	35,429	(1,081)	368,435
Non-current liabilities	31,525	27,370	—	58,895
Current liabilities	124,046	13,140	(935)	136,251
Total liabilities	155,571	40,510	(935)	195,146
Net assets	178,516	(5,081)	(146)	173,289

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(c)	Summary of the Restatement to 2007 and 2008 Comparative Financial Information

The impact of the restatement of 2007 and 2008 comparative financial information in connection with the 2009 Business Combination is summarized as follows:

		2009
	As	Business
	previously	Combination
	reported	(As restated)	Eliminations	As restated

For the year ended December 31, 2007

Results of continuing operations:
Revenue	150,687	12,618	(3,365)	159,940
Net income	20,158	(3,842)	(48)	16,268

		2009
	As	Business
	previously	Combination
	reported	(As restated)	Eliminations	As restated
For the year ended December 31, 2008

Results of continuing operations:
Revenue	148,906	14,337	(3,451)	159,792
Net income	6,340	(4,057)	(52)	2,231

As of December 31, 2008

Financial position:
Non-current assets	308,804	33,309	(144)	341,969
Current assets	36,120	3,666	(1,437)	38,349
Total assets	344,924	36,975	(1,581)	380,318
Non-current liabilities	12,995	35,749	—	48,744
Current liabilities	125,219	10,470	(1,348)	134,341
Total liabilities	138,214	46,219	(1,348)	183,085
Net assets	206,710	(9,244)	(233)	197,233

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(d)	Discontinued Operations

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

For details, please refer to Note 35.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(e)	Going Concern Assumption

As of December 31, 2009, current liabilities of the Group exceeded current assets by approximately RMB169.2 billion (2008: approximately RMB96.0 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:
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
(f)	Critical Accounting Estimates and Judgment

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
(g)	New Accounting Standards, Amendments and Interpretations Pronouncements
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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(g)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)
(ii)	The following new and amended IFRSs/HKFRSs are adopted by the Group as of January 1, 2009 (Continued)
•	IAS/HKAS 1 (revised) “Presentation of financial statements” (effective from January 1, 2009). The revised standard prohibits the presentation of items of income and expenses (that is, “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity in a statement of comprehensive income. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been re-presented so that it is also in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on the net income and earnings per share.
•	IAS/HKAS 23 (Revised), “Borrowing costs” (effective from January 1, 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. As the Group had previously capitalized borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, the adoption of IAS/HKAS 23 (revised) does not have any impact on the Group’s consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(g)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)
(ii)	The following new and amended IFRSs/HKFRSs are adopted by the Group as of January 1, 2009 (Continued)
•	IASB’s annual improvement project published in May 2008/HKICPA’s improvements to HKFRS published in October 2008
•	IAS/HKAS 1 (Amendment), “Presentation of financial statements” (effective from January 1, 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS/HKAS 39, “Financial instruments: Recognition and measurement” are examples of current assets and liabilities respectively.
•	IAS/HKAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS/HKAS 39 “Financial instruments: Recognition and measurement”. This eliminates the inconsistency of terms between IAS/HKAS 39 and IAS/HKAS 23.
•	There are a number of amendments to IFRS/HKFRS 7, “Financial instruments: Disclosures”, IAS/HKAS 8, “Accounting policies, changes in accounting estimates and errors”, IAS/HKAS 10, “Events after the balance sheet date”, IAS/HKAS 18, “Revenue”, IAS/HKAS 19, “Employee benefits”, IAS/HKAS 27, “Consolidated and separate financial statements”, IAS/HKAS 34, “Interim financial reporting”, IAS/HKAS 36, “Impairment of assets” and IAS/HKAS 40, “Investment property” which are not addressed in details as the amendments are not relevant to the Group’s operations and consolidated financial statements.
The adoption of the IASB’s/HKICPA’s improvements does not have a material impact on the Group’s consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(g)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)
(iii)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group
•	IFRS/HKFRS 2 (amendments), “Group cash-settled share-based payment transactions” (effective from January 1, 2010). In addition to incorporating IFRIC/HK(IFRIC)-Int 8, “Scope of IFRS/HKFRS 2”, and IFRIC/HK(IFRIC)-Int 11, “IFRS/HKFRS 2 — Group and treasury share transactions”, the amendments expand on the guidance in IFRIC/HK(IFRIC)-Int 11 to address the classification of group arrangements that were not covered by the interpretations.
•	IFRS/HKFRS 3 (revised), “Business combinations” (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. All acquisition-related costs should be expensed.
•	IFRS/HKFRS 9 “Financial instrument” (effective from January 1, 2013). Under IFRS/HKFRS 9, financial assets are required to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortized cost. The decision is to be made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.
•	IAS/HKAS 27 (revised), “Consolidated and separate financial statements” (effective for annual periods beginning on or after July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interest to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in income or loss.
•	There are a number of new interpretations including IFRIC/HK (IFRIC) 17 “Distribution of non-cash assets to owners”, IFRIC/HK (IFRIC) 18 “Transfer of assets from customers” and IFRIC/HK(IFRIC) 19 “Extinguishing financial liabilities with equity instruments” as well as the amendment to IFRIC/HK(IFRIC) 14 “Prepayments of a minimum funding requirement” which are not addressed in details as the interpretations and the amendment are not relevant to the Group’s operation and consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued) New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)
(iii)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (Continued)
•	IASB’s annual improvement project published in April 2009/HKICPA’s improvements to HKFRS published May 2009
•	IAS/HKAS 7 (Amendment), “Cash flow statements” (effective from January 1, 2010). The amendment requires that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities.
•	IAS/HKAS 17 (Amendment), “Leases” (effective from January 1, 2010). The amendment deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance lease or operating lease using the general principles of IAS/HKAS 17.
•	IAS/HKAS 36 (Amendment), “Impairment of assets” (effective from January 1, 2010). The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS/HKFRS 8, “Operating segments” (that is, before the aggregation of segments with similar economic characteristics permitted by paragraph 12 of IFRS/HKFRS 8).
•	IAS/HKAS 38 (Amendment), “Intangible assets” (effective for annual periods beginning on or after July 1, 2009). The amendment clarifies that the description of the valuation techniques commonly used to measure intangible assets acquired in a business combination when they are not traded in an active market. In addition, an intangible asset acquired in a business combination might be separable but only together with a related contract, identifiable asset or liability. In such cases, the intangible asset is recognized separately from goodwill but together with the related item.
•	There are a number of amendments to IFRS/HKFRS 5, “Non-current assets held for sale and discontinued operations”, IFRS /HKFRS 8, “Operating segments”, IAS/HKAS 1, “Presentation of financial statements” and IAS/HKAS 18, “Revenue” which are not addressed in details as the amendments are not relevant to the Group’s operation and consolidated financial statements.
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

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs or revalued amounts less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10 — 30 years	3-5%
Telecommunications equipment of Mobile business	5 — 10 years	3-5%
Telecommunications equipment of Fixed-line business	5 — 10 years	3-5%
Office furniture, fixtures, motor vehicles and others	5 — 10 years	3-5%
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
(a)	Sales of services and goods
•	Usage fees and monthly fees are recognized when the service are rendered;

•	Revenues from the provision of broadband and other Internet-related services and managed data services are recognized when the services are provided to customers;

•	Revenue from telephone cards, which represents service fees received from customers for telephone services, is recognized when the related service is rendered upon actual usage of the telephone cards by customers;

•	Lease income from leasing of lines and customer-end equipment are treated as operating leases with rental income recognized on a straight-line basis over the lease term;

•	Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalized ring, caller number display and secretarial services to subscribers, is recognized when service is rendered;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognized when title has been passed to the buyers;

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.25	Revenue Recognition (Continued)
(a)	Sales of services and goods (Continued)
•	For offerings which include the sale of mobile handset and provision of service, the amount of revenue allocated to the handset sale is determined using the residual value method. Under such method, the Group determines the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration. The Group recognizes revenues related to the sale of the handset when the title is passed to the customer whereas service revenues are recognized based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income.

•	Revenue from information communications technology services are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, services revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and services revenue should not be recognized.
(b)	Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.

(c)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.26	Leases (as the lessee)
(a)	Operating lease

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

As of December 31, 2009, the Group had approximately RMB62,925 million (2008: approximately RMB64,531 million) of bank loans, commercial paper, corporate bonds and related party loans at fixed rates and approximately RMB10,909 million (2008: approximately RMB1,114 million) of bank loans and related party loan at floating rates.

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

	Less than 1	Between 1	Between 2	Over 5
	year	and 2 years	and 5 years	years

At December 31, 2008 (As restated)
Long-term bank loans	1,299	108	315	635
Long-term loans due to ultimate holding company	1,016	35,652	—	—
Corporate bonds	355	355	6,064	2,360
Other obligations	3,012	400	1,052	924
Accounts payable and accrued liabilities	71,593	—	—	—
Amounts due to related parties	1,658	—	—	—
Amounts due to domestic carriers	956	—	—	—
Payables in relation to disposal of the CDMA business	4,232	—	—	—
Commercial paper	10,447	—	—	—
Short-term bank loans	11,013	—	—	—

	105,581	36,515	7,431	3,919

At December 31, 2009
Long-term bank loans	72	62	185	562
Corporate bonds	355	355	5,726	2,229
Other obligations	2,537	111	18	60
Accounts payable and accrued liabilities	101,551	—	—	—
Amounts due to related parties	5,448	—	—	—
Amounts due to ultimate holding company	308	—	—	—
Amounts due to domestic carriers	1,136	—	—	—
Payables in relation to disposal of the CDMA business	7	—	—	—
Short-term bank loans	64,752	—	—	—

	176,166	528	5,929	2,851

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(e) for details.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.2	Capital risk management

The Group’s objectives when managing capital are:
•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.
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

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.2	Capital risk management (Continued)

The Group’s debt-to-capitalization ratios at December 31, 2008 and 2009 are as follows:

	2008
	(As restated)	2009
Interest bearing debts:
- Commercial paper	10,000	—
- Short-term bank loans	10,780	63,909
- Long-term bank loans	997	759
- Long-term loans due to ultimate holding company	35,652	—
- Obligation under finance lease included in other obligations	—	103
- Amounts due to related parties	—	2,104
- Notes payables included in accounts payable and accrued liabilities	—	500
- Corporate bonds	7,000	7,000
- Current portion of long-term bank loans	1,216	62
- Current portion of obligation under finance lease	—	26

	65,645	74,463

Minority interest	2	2

Interest bearing debts plus minority interest	65,647	74,465

Total equity:
- Capital and reserves attributable to the Company’s equity holders	197,231	206,465
- Minority interest	2	2

	197,233	206,467

Interest bearing debts plus total equity	262,878	280,930

Debt-to-capitalization ratio	25.0%	26.5%

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.3	Fair value estimation

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

Impairment loss on property, plant and equipment of RMB323 million, RMB12,494 million and nil was recognized for the years ended December 31, 2007, 2008 and 2009, respectively. For details, please refer to Note 6.

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

When applying the merger accounting/predecessor values method to restate the historical financial statements prior to the effective date of the 2009 Business Combination, the Group included all the assets and liabilities, revenue and expenses associated with the Acquired Business and the Telecommunications Networks in Southern China in the consolidated balance sheets and the consolidated statements of income throughout the periods presented, including those assets not acquired and liabilities not assumed as well as the related costs and expenses. Pursuant to the agreement dated December 16, 2008, the 2009 Business Combination excluded the Telecommunications Networks in Southern China, which are retained by Unicom New Horizon and are leased from Unicom New Horizon to CUCL effective from January 2009. To reflect the economic substance that the Group has not taken on the risks and rewards associated with the property, plant and equipment and related assets and liabilities relating to the Fixed-line business in Southern China, the Group is deemed to have disposed of the Excluded Assets and Liabilities and has recorded the deemed disposal of these assets and liabilities as a distribution from reserves by the Group to Unicom Group upon the completion of the 2009 Business Combination effective from January 2009.

As of December 31, 2008, the total assets and liabilities associated with the Telecommunications Networks in Southern China were approximately RMB31,566 million and RMB42,060 million, respectively (Note 2.2(b)), which have been included in the consolidated balance sheet as of December 31, 2008 and have been subsequently recorded as a distribution from reserves to Unicom Group in January 2009 upon the completion of 2009 Business Combination. In addition, the depreciation and amortization, impairment loss, other operating expenses, and finance costs associated with the Excluded Assets and Liabilities for the year ended December 31, 2008 were approximately RMB3,886 million, RMB657 million, RMB249 million, and RMB846 million, respectively (2007: approximately RMB3,650 million, RMB323 million, RMB171 million, and RMB499 million) (Note 2.2(b)).

Subsequent to the completion of the 2009 Business Combination, the Group recorded leasing fees amounting to approximately RMB2.0 billion charged by Unicom New Horizon for the lease of the Telecommunications Networks in Southern China for the year ended December 31, 2009 (2007:Nil; 2008:Nil) (Note 4.2(c)).

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

5.	SEGMENT INFORMATION (Continued)
5.1	Operating Segments (Continued)

	2007 (As restated)
	Continuing operations
				Reconciling items
	Mobile	Fixed-line		Unallocated		Total	Discontinued operations
	business	business	Subtotal	amounts	Eliminations	continuing operations	CDMA business	Total

Telecommunications service revenue	62,236	91,093	153,329	420	—	153,749	25,943	179,692
Information communication technology services and other revenue	187	4,782	4,969	228	—	5,197	318	5,515
Sales of telecommunications products	14	980	994	—	—	994	4,888	5,882

Total revenue from external customers	62,437	96,855	159,292	648	—	159,940	31,149	191,089
Intersegment revenue	276	3,779	4,055	980	(5,035)	—	—	—

Total revenue	62,713	100,634	163,347	1,628	(5,035)	159,940	31,149	191,089

Interconnection charges	(10,022)	(6,152)	(16,174)	—	3,976	(12,198)	(2,116)	(14,314)
Depreciation and amortization	(18,843)	(31,049)	(49,892)	(1,383)	—	(51,275)	(632)	(51,907)
Networks, operations and support expenses	(2,905)	(6,228)	(9,133)	(8,817)	73	(17,877)	(10,203)	(28,080)
Employee benefit expenses	—	—	—	(19,549)	151	(19,398)	(1,823)	(21,221)
Other operating expenses	(6,779)	(15,389)	(22,168)	(15,159)	803	(36,524)	(15,227)	(51,751)
Finance costs	—	—	—	(4,396)	656	(3,740)	(15)	(3,755)
Interest income	—	—	—	961	(656)	305	15	320
Impairment loss on property, plant and equipment	—	(323)	(323)	—	—	(323)	—	(323)
Realized loss on changes in fair value of derivative component of convertible bonds	—	—	—	(569)	—	(569)	—	(569)
Other income — net	—	—	—	5,102	—	5,102	7	5,109

Segment income/(loss) before income tax	24,164	41,493	65,657	(42,182)	(32)	23,443	1,155	24,598

Income tax expenses						(7,175)	(499)	(7,674)

Net income						16,268	656	16,924

Attributable to:
Equity holders of the Company						16,268	656	16,924
Minority interest						—	—	—

						16,268	656	16,924

Other information:
Provision for doubtful debts	(1,258)	(994)	(2,252)	(8)	—	(2,260)	(395)	(2,655)

Capital expenditures for segment assets (a)	16,332	28,954	45,286	9,812	—	55,098	—	55,098

5.	SEGMENT INFORMATION (Continued)
5.1	Operating Segments (Continued)

	2008 (As restated)
	Continuing operations
				Reconciling items			Discontinued operations
	Mobile	Fixed-line		Unallocated		Total	(up to effective date of disposal)
	business	business	Subtotal	amounts	Eliminations	continuing operations	CDMA business	Total

Telecommunications service revenue	64,240	88,254	152,494	337	—	152,831	18,951	171,782
Information communication technology services and other revenue	359	4,339	4,698	364	—	5,062	92	5,154
Sales of telecommunications products	532	1,362	1,894	5	—	1,899	3,253	5,152

Total revenue from external customers	65,131	93,955	159,086	706	—	159,792	22,296	182,088
Intersegment revenue	265	3,407	3,672	1,214	(4,886)	—	—	—

Total revenue	65,396	97,362	162,758	1,920	(4,886)	159,792	22,296	182,088

Interconnection charges	(10,753)	(5,776)	(16,529)	—	3,491	(13,038)	(1,661)	(14,699)
Depreciation and amortization	(18,551)	(31,668)	(50,219)	(1,628)	—	(51,847)	(411)	(52,258)
Networks, operations and support expenses	(2,279)	(5,757)	(8,036)	(10,873)	173	(18,736)	(7,777)	(26,513)
Employee benefit expenses	—	—	—	(20,967)	209	(20,758)	(1,600)	(22,358)
Other operating expenses	(9,054)	(14,150)	(23,204)	(15,746)	953	(37,997)	(8,966)	(46,963)
Finance costs	—	—	—	(3,983)	714	(3,269)	(6)	(3,275)
Interest income	—	—	—	979	(714)	265	10	275
Impairment loss on property, plant and equipment	—	(12,494)	(12,494)	—	—	(12,494)	—	(12,494)
Other income — net	—	—	—	2,141	—	2,141	22	2,163

Segment income/(loss) before income tax	24,759	27,517	52,276	(48,157)	(60)	4,059	1,907	5,966

Income tax expenses						(1,828)	(469)	(2,297)

Gain on disposal of the CDMA business						—	26,135	26,135

Net income						2,231	27,573	29,804

Attributable to:
Equity holders of the Company						2,232	27,572	29,804
Minority interest						(1)	1	—

						2,231	27,573	29,804

Other information:
Provision for doubtful debts	(1,371)	(1,639)	(3,010)	(15)	—	(3,025)	(383)	(3,408)

Capital expenditures for segment assets (a)	33,852	37,774	71,626	5,471	—	77,097	—	77,097

5.	SEGMENT INFORMATION (Continued)
5.1	Operating Segments (Continued)

	2009
	Continuing operations
				Reconciling items
	Mobile	Fixed-line		Unallocated		Total
	business	business	Subtotal	amounts	Eliminations	continuing operations

Telecommunications service revenue	69,769	79,549	149,318	275	—	149,593
Information communication technology services and other revenue	252	1,611	1,863	326	—	2,189
Sales of telecommunications products	1,970	193	2,163	—	—	2,163

Total revenue from external customers	71,991	81,353	153,344	601	—	153,945
Intersegment revenue	219	4,237	4,456	1,587	(6,043)	—

Total revenue	72,210	85,590	157,800	2,188	(6,043)	153,945

Interconnection charges	(13,104)	(4,292)	(17,396)	—	4,441	(12,955)
Depreciation and amortization	(17,847)	(28,264)	(46,111)	(1,505)	29	(47,587)
Networks, operations and support expenses	(2,496)	(5,780)	(8,276)	(13,471)	19	(21,728)
Leasing fee for telecommunications networks in Southern China	—	(2,000)	(2,000)	—	—	(2,000)
Employee benefit expenses	—	—	—	(22,104)	173	(21,931)
Other operating expenses	(11,671)	(8,783)	(20,454)	(17,465)	1,196	(36,723)
Finance costs	—	—	—	(1,214)	178	(1,036)
Interest income	—	—	—	269	(178)	91
Realised gain on changes in fair value of derivative financial instrument	—	—	—	1,239	—	1,239
Other income — net	—	—	—	962	—	962

Segment income/(loss) before income tax	27,092	36,471	63,563	(51,101)	(185)	12,277

Income tax expenses						(2,721)

Net income						9,556

Attributable to:
Equity holders of the Company						9,556
Minority interest						—

						9,556

Other information:
Provision for doubtful debts	(1,494)	(858)	(2,352)	(3)	—	(2,355)

Capital expenditures for segment assets (a)	56,984	46,494	103,478	8,996	—	112,474

5.	SEGMENT INFORMATION (Continued)
5.1	Operating Segments

	December 31, 2008
	(As restated)
		Fixed-		Reconciling items
	Mobile	line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total

Total segment assets	130,041	215,693	345,734	35,071	(487)	380,318

Total segment liabilities	53,496	76,544	130,040	53,390	(345)	183,085

	December 31, 2009
				Reconciling items
		Fixed-
	Mobile	line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total

Total segment assets	170,577	213,172	383,749	34,470	(1,174)	417,045

Total segment liabilities	74,411	51,066	125,477	85,948	(847)	210,578

(a)	Capital expenditures under “unallocated amounts” represent capital expenditures on common facilities, which benefit all operating segments.

6.	PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the years ended December 31, 2008 and 2009 is as follows:

	2008 (As restated)
				Office
			Tele-	furniture,
		Tele-	communications	fixtures,
		communications	equipment of	motor
		equipment of	Fixed-line	vehicles and	Leasehold	Construction-
	Buildings	Mobile business	business	others	improvements	in-progress	Total
Cost or valuation:
Beginning of year (As previously reported)	44,094	151,660	327,711	32,418	1,657	18,966	576,506
2009 Business
Combination under common control (Note 1)	2,400	—	29,705	8,591	284	7,019	47,999

Beginning of year (As restated)	46,494	151,660	357,416	41,009	1,941	25,985	624,505
Additions	258	234	1,467	1,096	77	73,965	77,097
Transfer from CIP	2,995	17,931	29,292	4,122	362	(54,702)	—
Disposals	(510)	(3,077)	(6,084)	(6,908)	(399)	(230)	(17,208)
Disposal of discontinued operations	(1,077)	(3,469)	—	(284)	(6)	(23)	(4,859)

End of year (As restated)	48,160	163,279	382,091	39,035	1,975	44,995	679,535

Representing:
At cost	48,160	163,279	—	—	—	44,995	256,434
At valuation	—	—	382,091	39,035	1,975	—	423,101

	48,160	163,279	382,091	39,035	1,975	44,995	679,535

Accumulated depreciation and impairment:
Beginning of year (As previously reported)	(11,809)	(85,446)	(184,801)	(17,423)	(893)	(24)	(300,396)
2009 Business Combination under common control (Note 1)	(472)	—	(9,711)	(7,309)	(155)	(42)	(17,689)

Beginning of year (As restated)	(12,281)	(85,446)	(194,512)	(24,732)	(1,048)	(66)	(318,085)
Charge for the year	(1,740)	(15,110)	(29,001)	(4,534)	(321)	—	(50,706)
Disposals	274	3,068	4,999	6,741	348	4	15,434
Disposal of discontinued operations	190	1,546	—	126	—	—	1,862
Impairment loss for the year	(4)	—	(12,435)	(7)		(48)	(12,494)

End of year (As restated)	(13,561)	(95,942)	(230,949)	(22,406)	(1,021)	(110)	(363,989)

Net book value:
End of year (As restated)	34,599	67,337	151,142	16,629	954	44,885	315,546

Beginning of year (As restated)	34,213	66,214	162,904	16,277	893	25,919	306,420

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	2009
				Office
			Tele-	furniture,
		Tele-	communications	fixtures,
		communications	equipment of	motor
		equipment of	Fixed-line	vehicles and	Leasehold	Construction-
	Buildings	Mobile business	business	others	improvements	in-progress	Total
Cost or valuation:
Beginning of year (As previously reported)	44,950	163,279	345,143	36,086	1,627	40,783	631,868
2009 Business Combination under common control (Note 1)	3,210	—	36,948	2,949	348	4,212	47,667

Beginning of year (As restated)	48,160	163,279	382,091	39,035	1,975	44,995	679,535
Additions	644	430	1,518	503	208	109,171	112,474
Transfer from CIP	3,329	54,031	24,565	3,674	271	(85,870)	—
Disposals	(297)	(10,817)	(2,203)	(957)	(251)	—	(14,525)
Effect of 2009
business combination	(2,472)	—	(36,948)	(841)	(317)	(4,124)	(44,702)

End of year	49,364	206,923	369,023	41,414	1,886	64,172	732,782

Representing:
At cost	49,364	206,923	—	—	—	64,172	320,459
At valuation	—	—	369,023	41,414	1,886	—	412,323

	49,364	206,923	369,023	41,414	1,886	64,172	732,782

Accumulated depreciation and impairment:
Beginning of year (As previously reported)	(13,019)	(95,942)	(217,482)	(20,668)	(813)	(32)	(347,956)
2009 Business Combination under common control (Note 1)	(542)	—	(13,467)	(1,738)	(208)	(78)	(16,033)

Beginning of year (As restated)	(13,561)	(95,942)	(230,949)	(22,406)	(1,021)	(110)	(363,989)
Charge for the year	(1,859)	(12,286)	(27,693)	(4,077)	(327)	—	(46,242)
Disposals	286	10,387	1,969	930	251	—	13,823
Effect of 2009 business combination	476	—	13,467	416	188	78	14,625
Impairment transfer out	—	—	151	—	—	7	158

End of year	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)

Net book value:
End of year	34,706	109,082	125,968	16,277	977	64,147	351,157

Beginning of year (As restated)	34,599	67,337	151,142	16,629	954	44,885	315,546

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

As of December 31, 2009, the net book value of all the revalued property, plant and equipment would have been approximately RMB149,960 million (2008: approximately RMB188,841 million) had they been stated at cost less accumulated depreciation and accumulated impairment losses.

As of December 31, 2009, the net book value of assets held under finance leases was approximately RMB128 million (2008: approximately RMB52 million).

For the year ended December 31, 2009, interest expense of approximately RMB806 million (2007: approximately RMB581 million; 2008: approximately RMB430 million) was capitalized to construction-in-progress. The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 4.27% to 4.80% for the year ended December 31, 2009 (2007: 3.60% to 5.80%; 2008: 3.51% to 6.80%).

For the year ended December 31, 2009, the Group recognized a gain on disposal of property, plant and equipment of approximately RMB79 million (2007: a loss of approximately RMB294 million; 2008: a loss of approximately RMB273 million).

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

As of December 31, 2007 and 2008, the property, plant and equipment associated with the Telecommunications Networks in Southern China amounted to approximately RMB28,633 million and RMB30,077 million, respectively, which have been subsequently recorded as a distribution from reserves to Unicom Group in January 2009 upon the completion of 2009 Business Combination. For the year ended December 31, 2008, the depreciation expenses and impairment loss related to such property, plant and equipment amounted to approximately RMB3,678 million and RMB657 million, respectively (2007: RMB3,559 and RMB323 million, respectively) , which have been recorded in the restated consolidated statement of income of the Company. For details, please refer to Note 2.2(b). Upon the commencement of leasing agreement, the Group will lease such Telecommunications Networks in Southern China and record the related leasing fees instead of depreciation expenses.

7.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analyzed as follows:

	2008
	(As restated)	2009
Held on:
Leases of between 10 to 50 years	8,673	7,653
Leases of less than 10 years	65	76

	8,738	7,729

For the year ended December 31, 2009, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB224 million (2007: approximately 284 million; 2008: approximately RMB253 million).

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

	2007	2008
	(As restated)	(As restated)	2009

Provision for enterprise income tax on the estimated taxable income for the year
- Hong Kong	18	24	45
- Outside Hong Kong	7,229	4,661	2,282

	7,247	4,685	2,327

Deferred taxation	(72)	(2,857)	394

Income tax expense	7,175	1,828	2,721

Reconciliation between applicable statutory tax rate and the effective tax rate:

			2007	2008
	Note		(As restated)	(As restated)	2009

Applicable PRC statutory tax rate			33.0%	25.0%	25.0%
Non-deductible expenses			0.7%	5.2%	1.7%
Tax effect of 2009 Business Combination	(a	)	5.2%	26.1%	—
Non-taxable income
- Upfront connection and installation fees arising from Fixed-line business			(3.2%)	(7.8%)	(1.4%)
- Tax refund on reinvestment in subsidiaries			(5.6%)	—	—
Impact of PRC preferential tax rates and tax holiday			(1.0%)	(2.1%)	(1.1%)
Utilization of previously unrecognized tax losses			—	—	(0.6%)
Effect of change of tax rate under the new PRC enterprise income tax law			0.9%	—	—
Realized loss on changes in fair value of derivative component of convertible bonds			0.8%	—	—
Others			(0.2%)	(1.4%)	(1.4%)

Effective tax rate			30.6%	45.0%	22.2%

(a):	The income tax of Fixed-line business in Southern China, local access telephone business in Tianjin Municipality and New Guoxin was reported on a consolidated basis with Netcom Group and Unicom Group prior to the 2009 Business Combination and no separate tax returns were prepared. No income tax expenses/benefits were therefore recorded for the Fixed-line Business in Southern China, local access telephone business in Tianjin Municipality and New Guoxin in 2008 or prior years in accounting for the Fixed-line business in Southern China, local access telephone business in Tianjin Municipality and New Guoxin using merger accounting/predecessor values method.

9.	TAXATION (Continued)

The analysis of deferred tax assets and deferred tax liabilities are as follow:

	2008
	(As restated)	2009
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	4,903	3,254
- Deferred tax asset to be recovered within 12 months	1,601	2,913

	6,504	6,167

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(931)	(699)
- Deferred tax liabilities to be settled within 12 months	(239)	(266)

	(1,170)	(965)

Net deferred tax assets after offsetting	5,334	5,202

Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	16	6
- Deferred tax asset to be recovered within 12 months	10	59

	26	65

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(23)	(16)
- Deferred tax liabilities to be settled within 12 months	(19)	(294)

	(42)	(310)

Net deferred tax liabilities after offsetting	(16)	(245)

There were no material unrecognized deferred tax assets as of December 31, 2008 and 2009.

9.	TAXATION (Continued)

The movement of the net deferred tax assets/liabilities is as follows:

	2007	2008
	(As restated)	(As restated)	2009
Net deferred tax assets after offsetting:
- Beginning of year	3,018	2,473	5,334
- Deferred tax credited/(charged) to the statement of income
- Continuing operations	74	2,856	(132)
- Discontinued operations	(28)	(35)	—
- Deferred tax (charged)/credited to equity	(591)	46	—
- Disposal of discontinued operation	—	(6)	—

- End of year	2,473	5,334	5,202

Net deferred tax liabilities after offsetting:
- Beginning of year	(16)	(18)	(16)
- Deferred tax (charged)/credited to the statement of income	(2)	1	(262)
- Deferred tax credited to equity	—	1	33

- End of year	(18)	(16)	(245)

9.	TAXATION (Continued)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

		2008
	Note	(As restated)	2009

Net deferred tax assets after offsetting:
Deferred tax assets:
Provision for doubtful debts		789	1,064
Impairment loss on property, plant and equipment	6	2,924	2,034
Unrecognized revaluation surplus on property, plant and equipment under PRC regulations	i	1,991	1,917
Revaluation deficit on property, plant and equipment	ii	170	116
Accruals of expenses not yet deductible for tax purpose		179	418
Deferral and amortisation of upfront non-refundable revenue		177	142
Deferred revenue on subscriber points reward program		43	48
Deferred revenue in relation to the provision of supporting services upon disposal of the CDMA business		102	32
Accruals of retirement benefits		55	25
Unrealized profit for the inter-company transactions		43	214
Others		31	157

		6,504	6,167

Deferred tax liabilities:
Capitalization and amortization of direct incremental costs		(124)	(108)
Capitalized interest already deducted for tax purpose		(703)	(528)
Revaluation surplus on property, plant and equipment	ii	(343)	(299)
Others		—	(30)

		(1,170)	(965)

		5,334	5,202

Net deferred tax liabilities after offsetting:
Deferred tax assets:
Accumulated tax loss carried forward		—	37
Fair value losses on available-for-sale financial assets		—	41
Others		26	28

		26	106

Deferred tax liabilities:
Realized gain on changes in fair value of derivative financial instrument		—	(310)
Fair value gains on available-for-sale financial assets		(15)	(23)
Accelerated depreciation for tax purpose		(27)	(18)

		(42)	(351)

		(16)	(245)

9.	TAXATION (Continued)

(i)	Prior to the merger, the prepayments for the leasehold land and buildings held by China Netcom were revalued for PRC tax purposes as of December 31, 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land and buildings were not recognized under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

(ii)	The property, plant and equipment other than buildings and telecommunications equipment of Mobile business are carried at revalued amount under IFRSs/HKFRSs, which are not used for PRC tax reporting purposes. As a result, the Group recorded the deferred tax assets or liabilities arising from the revaluation deficit or surplus under IFRSs/HKFRSs.

10.	OTHER ASSETS

	2008
	(As restated)	2009

Direct incremental costs for activating mobile subscribers	499	433
Installation costs of Fixed-line business	2,251	1,732
Prepaid rental for premises and leased lines	2,203	3,454
Purchased software	3,193	3,954
Others	1,339	2,023

	9,485	11,596

11.	SUBSIDIARIES

As of December 31, 2009, the details of the Company’s subsidiaries are as follows:

		Percentage
	Place and date of	of equity		Particulars	Principal activities
	incorporation and	interests held		of issued	and place of
Name	nature of legal entity	Direct	Indirect	share capital	operation

China United Network Communications Corporation Limited (merged with CNC China on January 1, 2009)	The PRC, April 21, 2000, limited liability company	100%	—	RMB 138,091,677,828	Telecommunications operation in the PRC

China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, October 22, 1999, limited company	100%	—	6,699,197,200 shares, USD0.04 each	Investment holding in Hong Kong

11.	SUBSIDIARIES (Continued)

		Percentage
	Place and date of	of equity		Particulars	Principal activities
	incorporation and	interests held		of issued	and place of
Name	nature of legal entity	Direct	Indirect	share capital	operation

Unicom New World (BVI) Limited	British Virgin Islands (“BVI”), November 5, 2003, limited company	100%	—	1,000 shares, HKD1 each	Investment holding in BVI

China Unicom (Hong Kong) Operations Limited (formerly known as China Unicom International Limited)	Hong Kong, May 24, 2000, limited company	100%	—	60,100,000 shares, HKD1 each	Telecommunications service in Hong Kong

China Netcom (Hong Kong) Operations Limited	Hong Kong, May 2, 2001, limited company	—	100%	1,000 shares, HKD1 each	Telecommunications service in Hong Kong

China Unicom (Americas) Operations Limited (formerly known as China Unicom USA Corporation and merged with China Netcom (USA) Operations Limited on August 31, 2009)	The United States of America (the “USA”), May 24, 2002, limited company	100%	—	5,000 shares, USD100 each	Telecommunications service in USA

China Unicom (Europe) Operations Limited	United Kingdom, November 8, 2006, limited company	100%	—	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom

China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	100%	—	1,000 shares, JPY366,000 each	Telecommunications operation in Japan

China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	100%	—	1 share, USD1 each	Telecommunications operation in Singapore (Business not yet commenced)

11.	SUBSIDIARIES (Continued)

		Percentage
	Place and date of	of equity		Particulars	Principal activities
	incorporation and	interests held		of issued	and place of
Name	nature of legal entity	Direct	Indirect	share capital	operation

Billion Express Investments Limited	British Virgin Islands, August 15, 2007, limited company	100%	—	1 share, USD1 each	Investment holding in BVI

China Unicom Limited	Hong Kong, August 31, 2007, limited company	—	100%	2 shares, HKD1 each	Dormant

Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	—	100%	RMB 500,000,000	Sales of handsets, telecommunication equipment and provision of technical services in the PRC

China Unicom Mobile Network Company Limited	The PRC, December 31, 2008, limited liability company	—	100%	RMB 500,000,000	Construction and maintenance of the network in the PRC

China Netcom Corporation International Limited	Bermuda, October 15, 2002, limited company	—	100%	USD 12,000	Provision of investing service in Bermuda

China Unicom System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	—	100%	RMB 550,000,000	Provision of information communications technology services in the PRC

China Unicom Broadband Online Limited Corporation	The PRC, March 29, 2006, limited liability company	—	100%	RMB 30,000,000	Provision of internet information services and value-added telecommunications services in the PRC

Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, June 1, 2007 limited liability company	—	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

11.	SUBSIDIARIES (Continued)

		Percentage
	Place and date of	of equity		Particulars	Principal activities
	incorporation and	interests held		of issued	and place of
Name	nature of legal entity	Direct	Indirect	share capital	operation

Zhongrong Information Service Limited Corporation	The PRC, March 31, 2008 limited liability company	—	100%	RMB 50,000,000	Provision of information consulting and technology development outsourcing services in the PRC

China Information Technology Designing & Consulting Institute Company Limited	The PRC, September 27, 2008 limited liability company	—	100%	RMB 60,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC

Unicom Xingye Science and Technology Trade Company Limited	The PRC, October 30, 2000, limited liability company	—	100%	RMB 30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunication cards in the PRC

New Guoxin Telecom Corporation of China Unicom	The PRC, September 17, 1998, limited liability company	—	100%	RMB 6,825,087,800	Provision of customer services and hotline businesses in the PRC

11.	SUBSIDIARIES (Continued)

		Percentage
	Place and date of	of equity		Particulars	Principal activities
	incorporation and	interests held		of issued	and place of
Name	nature of legal entity	Direct	Indirect	share capital	operation
Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	—	100%	RMB 10,000,000	Provision of project consultation and management services in the PRC

Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	—	100%	RMB 2,200,000	Provision of property management services in the PRC

Zhengzhou Information and Design Technology Publication Company	The PRC, February 17, 2003, limited liability company	—	100%	RMB 300,000	Provision of magazine publishing services in the PRC

Beijing Tonghexing Telecommunications Technologies Company Limited	The PRC, December 28, 2000, limited liability company	—	51%	RMB 7,000,000	Provision of technical support in the PRC

12.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

		2008
	Note	(As restated)	2009

Equity securities issued by corporates		95	7,977

Analyzed by place of listing:
Listed in the PRC		95	188
Listed outside the PRC	32	—	7,789

		95	7,977

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
13.	INVENTORIES AND CONSUMABLES

	2008
	(As restated)	2009

Handsets and other customer end products	329	1,637
Telephone cards	317	264
Consumables	457	449
Others	44	62

	1,147	2,412

14.	ACCOUNTS RECEIVABLE, NET

	2008
	(As restated)	2009

Accounts receivable for Mobile business	3,100	3,850
Accounts receivable for Fixed-line business	9,494	8,783
Accounts receivable for other business	209	262

Sub-total	12,803	12,895

Less: Provision for doubtful debts for Mobile business	(1,347)	(1,874)
Provision for doubtful debts for Fixed-line business	(2,037)	(2,115)
Provision for doubtful debts for other business	(78)	(81)

	9,341	8,825

The aging analysis of accounts receivable is as follows:

	2008
	(As restated)	2009

Within one month	6,750	6,384
More than one month to three months	1,560	1,235
More than three months to one year	2,944	2,936
More than one year	1,549	2,340

	12,803	12,895

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

15.	PREPAYMENTS AND OTHER CURRENT ASSETS

	2008
	(As restated)	2009

Prepaid rental	816	845
Deposits and prepayments	857	1,379
Prepaid income taxes	—	1,060
Advances to employees	241	274
Others	962	694

	2,876	4,252

The aging analysis of prepayments and other current assets is as follows:

	2008
	(As restated)	2009

Within one year	2,522	3,806
More than one year	354	446

	2,876	4,252

As of December 31, 2009, there was no impairment for the prepayments and other current assets.
16.	SHORT-TERM BANK DEPOSITS

	2008
	(As restated)	2009

Bank deposits with maturity exceeding three months	307	970
Restricted bank deposits	30	26

	337	996

As of December 31, 2009, restricted bank deposits primarily represented deposits that were subject to externally imposed restrictions as requested by a contractor in relation to construction payables owed to the contractor.

17.	CASH AND CASH EQUIVALENTS

	2008	2009

Cash at bank and in hand	9,720	7,210
Bank deposits with original maturities of three months or less	517	610

	10,237	7,820

18.	SHARE CAPITAL

	2008	2009
	HKD millions	HKD millions
Authorized:
30,000,000,000 ordinary shares of HKD0.10 each	3,000	3,000

		Ordinary
		shares , par
	Number of	value of
	shares	HKD0.1 each	Share	Share
Issued and fully paid:	millions	HKD millions	capital	premium	Total

At January 1, 2008	13,635	1,363	1,437	64,320	65,757
Issuance of shares upon exercise of options (Note 34)	31	3	3	252	255
Issuance of shares in connection with 2008 Business Combination (Note a)	10,102	1,010	889	102,212	103,101

At December 31, 2008	23,768	2,376	2,329	166,784	169,113
Issuance of shares for mutual investment by the Company and Telefónica (Note b)	694	69	60	6,651	6,711
Off-market share repurchase (Note c)	(900)	(90)	(79)	—	(79)

At December 31, 2009	23,562	2,355	2,310	173,435	175,745

Note a :	Pursuant to an ordinary resolution passed at the extraordinary general meeting held on September 16, 2008, the Company issued 10,102,389,377 ordinary shares of HKD0.10 each at a price of HKD11.60 per share with fair value or total price of approximately RMB103.1 billion on October 15, 2008 in exchange for the entire issued share capital of China Netcom.

Note b :	On October 21, 2009, the Company issued 693,912,264 ordinary shares of HKD0.10 each at a price of HKD11.17 per share in exchange for 40,730,735 Telefónica treasury shares at a price of Euro17.24 each. Please refer to Note 32 for details.

18.	SHARE CAPITAL (Continued)
Note c:	Pursuant to a special resolution passed at the extraordinary general meeting held on November 3, 2009, the Company repurchased 899,745,075 shares, being all the shares owned by SK Telecom Co., Ltd, by way of an off-market share repurchase. The total consideration of HKD9,991,669,058, being HKD11.105 for each share, was satisfied in cash upon completion. The total consideration of HKD9,991,669,058 (equivalent to RMB8,801,661,273) was charged to retained profits. The repurchased shares were cancelled subsequently.

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

20.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2008	2009

RMB denominated bank loans	Floating interest rates ranging from 4.86% to 6.80% per annum with maturity through 2009
- unsecured		1,114	—

USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (2008: Nil to 5.65%) per annum with maturity through 2039 (2008: maturity through 2039)
- secured		146	137
- unsecured		377	357

		523	494

Japanese Yen denominated bank loans	Fixed interest rates of 2.12% per annum with maturity through 2014
- unsecured		234	—

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2008: 0.50% to 2.50%) per annum with maturity through 2034 (2008: maturity through 2034)
- unsecured		342	327

Sub-total		2,213	821
Less: Current portion		(1,216)	(62)

		997	759

The repayment schedule of the long-term bank loans is as follows:

	2008	2009

Balances due:
- not later than one year	1,216	62
- later than one year and not later than two years	96	54
- later than two years and not later than five years	287	165
- later than five years	614	540

	2,213	821

Less: Portion classified as current liabilities	(1,216)	(62)

	997	759

20.    LONG-TERM BANK LOANS (Continued)
(a)	The fair values of the Group’s non-current portion of long-term bank loans at December 31, 2008 and 2009 were as follows:

	2008	2009

Long-term bank loans	690	552

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

The convertible bonds with carrying value of approximately RMB10,819 million as of August 20, 2007 were fully converted into 899,745,075 ordinary shares of HKD0.10 each of the Company. The share conversion resulted in an increase in share capital and share premium by approximately RMB88 million and RMB10,731 million, respectively.

23.	OTHER OBLIGATIONS

		2008
	Note	(As restated)	2009

Early retirement benefits	(a)	2,109	—
One-off cash housing subsidies	(a)	2,502	2,502
Obligations under finance lease	(b)	—	129
Others		82	90

Sub-total		4,693	2,721

Less: Current portion		(3,012)	(2,534)

		1,681	187

(a)	The movement of early retirement benefits and one-off cash housing subsidies is as follows:

	Early retirement benefits	One-off cash housing subsidies
	Note (ii)	Note (i) & (ii)

As of January 1, 2008	2,532	2,856
Additions during the year	—	—
Payments during the year	(423)	(354)

As of December 31, 2008	2,109	2,502

As of January 1, 2009	2,109	2,502
Additions during the year	—	—
Payments during the year	(2,109)	—

As of December 31, 2009	—	2,502

(i)	Certain staff quarters, prior to 1998, have been sold to certain of the Group’s employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

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

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analyzed as follows:

	2008	2009
Total minimum lease payments under finance lease:
- not later than one year	—	29
- later than one year and not later than two years	—	105

	—	134

Less: Future finance charges	—	(5)

Present value of minimum obligations	—	129

Representing obligations under finance lease:
- current liabilities	—	26
- non-current liabilities	—	103

24.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 1, 2008	2008
	(As restated)	(As restated)	2009

Payables to contractors and equipment suppliers	44,719	58,817	85,941
Payables to telecommunications product suppliers	2,949	1,848	3,193
Customer/contractor deposits	2,826	2,261	2,522
Repair and maintenance expense payables	1,774	1,807	1,900
Salary and welfare payables	1,311	1,129	1,364
Interest payable	468	263	212
Amounts due to services providers / content providers	1,256	984	1,069
Accrued expenses	3,534	3,298	4,268
Others	2,494	3,447	3,603

	61,331	73,854	104,072

The aging analysis of payables and accrued liabilities is as follows:

	January 1, 2008	2008
	(As restated)	(As restated)	2009

Less than six months	48,521	62,583	90,983
Six months to one year	6,754	4,232	4,031
More than one year	6,056	7,039	9,058

	61,331	73,854	104,072

25.	COMMERCIAL PAPER

CNC China issued RMB10 billion unsecured commercial paper with repayment periods of 365 days on October 6, 2008 in the PRC capital market. The effective interest rate is 4.47% per annum. The net cash proceeds raised in the PRC capital market were RMB10 billion. The commercial paper was fully repaid on October 8, 2009.
26.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2008	2009

RMB denominated bank loans	Fixed interest rates ranging from 3.50% to 4.37% (2008: 4.54% to 6.80%) per annum with maturity through 2010 (2008: maturity through 2009)
- unsecured		10,780	55,104

HKD denominated bank loans	Floating interest rates of HKD HIBOR plus interest margin 0.42% per annum with maturity through 2010
- unsecured		—	8,805

Total		10,780	63,909

(i) The carrying values of short-term bank loans approximate their fair values as of the balance sheet date.

27.	REVENUE
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

The major components of revenue for continuing operations are as follows:

	2007	2008
	(As restated)	(As restated)	2009

Continuing operations:
Mobile business
- Usage and monthly fees	42,077	40,462	42,297
- Value-added services revenue	13,528	16,263	19,070
- Interconnection fee	5,767	6,775	8,220
- Other service revenue	864	740	182

Total mobile telecommunications service revenue	62,236	64,240	69,769

Fixed-line business
- Usage and monthly fees	48,905	41,489	34,369
- Broadband services revenue	16,450	20,962	23,898
- Interconnection fees	7,799	7,342	5,599
- Value-added services revenue	7,084	7,074	5,238
- Leased line income	4,433	5,492	5,683
- Other Internet-related services and managed data services revenue	2,363	2,662	2,466
- Upfront connection fees	1,517	886	490
- Other service revenue	2,542	2,347	1,806

Total fixed-line telecommunications service revenue	91,093	88,254	79,549

Unallocated telecommunications service revenue	420	337	275

Total telecommunications service revenue	153,749	152,831	149,593
Information communication technology services and other revenue	5,197	5,062	2,189
Sales of telecommunications products	994	1,899	2,163

Total revenue from external customers	159,940	159,792	153,945

28.	NETWORKS, OPERATIONS AND SUPPORT EXPENSES

			2007	2008
	Note		(As restated)	(As restated)	2009
Continuing operations:
Repair and maintenance			6,183	6,373	7,093
Power and water charges			5,307	5,901	7,414
Operating leases	(a	)	4,119	4,362	4,778
Consumables			1,629	1,388	1,513
Others			639	712	930

Total networks, operations and support expenses			17,877	18,736	21,728

(a):	The operating lease expenses represent the rental charges for premises, equipment and facilities.
29.	EMPLOYEE BENEFIT EXPENSES

		2007	2008
	Note	(As restated)	(As restated)	2009
Continuing operations:
Salaries and wages		15,755	17,115	17,842
Contributions to defined contribution pension schemes		2,010	2,288	2,558
Contributions to housing fund		1,004	1,099	1,321
Other housing benefits		459	172	183
Share-based compensation	34	170	84	27

Total employee benefit expenses		19,398	20,758	21,931

30.	OTHER OPERATING EXPENSES

	2007	2008
	(As restated)	(As restated)	2009
Continuing operations:
Provision for doubtful debts	2,260	3,025	2,355
Cost of telecommunications products sold	1,109	2,156	2,689
Cost in relation to information communications technology services	3,808	3,010	839
Commission expenses	11,396	11,773	11,994
Advertising and promotion expenses	2,799	3,036	4,290
Customer installation cost	2,243	2,256	2,449
Customer acquisition and retention cost	3,222	2,549	2,287
Auditors’ remuneration	123	131	73
Property management fee	1,010	1,186	1,434
Office and administrative expenses	3,013	2,831	2,915
Transportation expense	1,594	1,892	1,825
Miscellaneous taxes and fees	565	607	583
Others	3,382	3,545	2,990

Total other operating expenses	36,524	37,997	36,723

31.	FINANCE COSTS

			2007	2008
	Note		(As restated)	(As restated)	2009

Continuing operations:
Finance costs:
- Interest on bank loans repayable within 5 years			2,766	1,787	927
- Interest on long-term loans due to ultimate holding company	39.1	(c)	641	1,016	—
- Interest on corporate bonds and commercial paper repayable within 5 years			226	580	607
- Interest on bank loans repayable over 5 years			147	54	5
- Interest on corporate bonds repayable over 5 years			51	90	90
- Interest on convertible bonds			242	—	—
- Interest on deferred consideration	(a	)	375	224	—
- Less: Amounts capitalized in construction-in-progress	6		(581)	(430)	(806)

Total interest expense			3,867	3,321	823
- Exchange (gain)/loss, net			(457)	(270)	15
- Others			330	218	198

Total finance costs			3,740	3,269	1,036

(a):	In 2005, China Netcom completed the Acquisition of New Horizon. The consideration for the Acquisition of New Horizon was RMB12,800 million which consisted of an initial cash payment of RMB3,000 million and deferred payments of RMB9,800 million. The deferred payments were being settled in half-yearly installments over five years. The interest charged on the deferred payments was calculated at 5.265% per annum. In 2008, the Group fully repaid the amount.

32.	MUTUAL INVESTMENT OF US$1 BILLION BY THE COMPANY AND TELEFÓNICA IN EACH OTHER
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
33.	OTHER INCOME — NET

			2007	2008
	Note		(As restated)	(As restated)	2009
Continuing operations:
Tax refund on reinvestment in subsidiaries	(a	)	4,001	—	—
Dividend income from available-for-sale financial assets			2	3	215
Gain on the non-monetary assets exchange	(b	)	386	1,305	38
Others			713	833	709

			5,102	2,141	962

33.	OTHER INCOME — NET (Continued)
Note (a):	During 2007, the Company and China Netcom reinvested the undistributed profits of certain PRC subsidiaries into these subsidiaries and were granted a refund of a portion of the taxes previously paid by these subsidiaries as permitted under the tax law effective until December 31, 2007. This tax refund on reinvestment in subsidiaries was recorded as “other income”.

Note (b):	Please refer to Note (b)(v) to the consolidated statement of cash flows for details.
34.	EQUITY-SETTLED SHARE OPTION SCHEMES
34.1	Fixed Award Pre-global Offering Share Option Scheme (the “Pre-Global Offering Share Option Scheme”)

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

	2004	2005
	Special Purpose	Special Purpose
	Share Option	Share Option
Stock price	HKD 11.60	HKD 11.60
Exercise price	HKD 5.57	HKD 8.26
Volatility	55%	49%
Dividend yield	2%	2%
Risk-free rate	0.24-1.06%	0.28-1.54%
Expected life	0.30-1.09 years	0.32-2.32 years
Weighted average option value	HKD 6.01	HKD 4.00
Number of options granted	100,831,432	88,929,468
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

34.	EQUITY-SETTLED SHARE OPTION SCHEME (Continued)
34.4	Share Option Information (Continued)
As of balance sheet date, information of outstanding share options is summarized as follows:

				Number of	Number of
			The price	share options	share options
			per share to	outstanding	outstanding
			be paid on	as of	as of
			exercise of	December	December
Date of options grant	Vesting period	Exercisable period	options	31, 2008	31, 2009

Share options granted under the Pre-Global Offering Share Option Scheme (Note i):

June 22, 2000	June 22, 2000 to June 21, 2002	June 22, 2002 to June 21, 2010	HKD 15.42	16,977,600	16,977,600

Share options granted under the Share Option Scheme (Note i and Note iii):

June 30, 2001	June 30, 2001	June 30, 2001 to June 22, 2010	HKD 15.42	4,350,000	4,350,000

May 21, 2003 (Note ii)	May 21, 2003 to May 21, 2006	May 21, 2004 to May 20, 2010	HKD 4.30	8,956,000	8,956,000

July 20, 2004	July 20, 2004 to July 20, 2007	July 20, 2005 to July 19, 2010	HKD 5.92	41,024,000	41,024,000

December 21, 2004	December 21, 2004 to December 21, 2007	December 21, 2005 to December 20, 2010	HKD 6.20	654,000	654,000

February 15, 2006	February 15, 2006 to February 15, 2009	February 15, 2008 to February 14, 2012	HKD 6.35	151,556,000	151,556,000

Share options granted under the Special Purpose Share Option Scheme:

October 15, 2008 (“2004 Special Purpose Share Options”) (Note iii)	October 15, 2008 to May 17, 2009	October 15, 2008 to November 16, 2010	HKD 5.57	100,627,098	100,627,098

October 15, 2008 (“2005 Special Purpose Share Options”)	October 15, 2008 to December 6, 2010	October 15, 2008 to December 5, 2011	HKD 8.26	88,929,468	88,929,468

				413,074,166	413,074,166

The options outstanding as of December 31, 2009 had a weighted average remaining contractual life of 1.50 years (2008: 2.47 years).

34.	EQUITY-SETTLED SHARE OPTION SCHEME (Continued)
34.4	Share Option Information (Continued)
Note i:	The exercise periods of approximately 25,000,000 options were extended by one year by the Board of Directors pursuant to the amended terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme as approved by shareholders on May 26, 2009. The main reasons for such extension were (i) that the holders of those options were determined by the Board of Directors as “Transferred Personnel” under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring, and (ii) that those options were not exercisable due to a “Mandatory Moratorium” under the respective terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. The modifications did not have significant impact on the consolidated financial statements for the year ended December 31, 2009. In March 2010, due to the “Mandatory Moratorium” continuing to be in force, the Board of Directors further extended the exercise periods of such options by another year on March 24, 2010. This modification did not have significant impact on the Group’s consolidated financial statements.

Note ii:	The original expiration date for these options was May 20, 2009. As these options were not exercisable due to a “Mandatory Moratorium” as set forth in the Share Option Scheme, they were extended to May 20, 2010 pursuant to amendment of the Share Option Scheme approved by the shareholders of the Company on May 26, 2009. The modifications did not have significant impact on the consolidated financial statements for the year ended December 31, 2009.

Note iii:	The exercise period of these options were extended by one year by the Board of Directors on March 24, 2010 pursuant to the amended terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme as they were not exercisable due to a “Mandatory Moratorium” under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme. This modification did not have significant impact on the Group’s consolidated financial statements.

34.	EQUITY-SETTLED SHARE OPTION SCHEME (Continued)

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

The net assets of the CDMA business as of the effective date of disposal of the CDMA business were as listed below:

			As of
Net assets disposed of:	Note		October 1, 2008

Cash and cash equivalents	(a	)	4,612
Property, plant and equipment			2,997
Goodwill			373
Deferred tax assets			6
Other assets			3,958
Inventories			525
Accounts receivable, net			690
Prepayments and other current assets			808
Deferred revenue			(444)
Accounts payable and accrued liabilities			(1,144)
Advances from customers			(4,428)
Minority interest			(5)

			7,948

Fair value of future service agreed in the Disposal Agreement	39.2	(c)	517
Transaction cost and taxation			184

Income tax expense arising from the disposal of the CDMA business			9,016
Gain on disposal of the CDMA business recognized in the statement of income			26,135

Cash consideration on disposal of the CDMA business			43,800
Less: Cash consideration receivable from disposal of the CDMA business			(13,140)
Cash and cash equivalents transferred			(1,148)

Net cash inflow			29,512

Note a:	The balance represents cash and cash equivalent of approximately RMB1,148 million transferred and RMB3,464 million to be transferred to China Telecom in accordance with the Disposal Agreement. For details, please refer to Note 39.2(c).

35	DISPOSAL GROUP AND DISCONTINUED OPERATIONS (Continued)

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

37.	EARNINGS PER SHARE AND ADS (Continued)

The following table sets forth the computation of basic and diluted earnings per share and ADS:

	2007	2008
	(As restated)	(As restated)	2009
Numerator (in RMB millions):
Income attributable to equity holders of the Company
- Continuing operations	16,268	2,231	9,556
- Discontinued operations	656	27,573	—

	16,924	29,804	9,556

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,075	23,751	23,767
Dilutive equivalent shares arising from share options	246	190	128

Shares used in computing diluted earnings per share	23,321	23,941	23,895

Basic earnings per share (in RMB)
- Continuing operations	0.70	0.09	0.40
- Discontinued operations	0.03	1.16	—

	0.73	1.25	0.40

Basic earnings per ADS (in RMB)
- Continuing operations	7.04	0.94	4.02
- Discontinued operations	0.29	11.61	—

	7.33	12.55	4.02

Diluted earnings per share (in RMB)
- Continuing operations	0.70	0.09	0.40
- Discontinued operations	0.03	1.15	—

	0.73	1.24	0.40

Diluted earnings per ADS (in RMB)
- Continuing operations	6.98	0.93	4.00
- Discontinued operations	0.28	11.52	—

	7.26	12.45	4.00

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

38.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, available-for-sale financial assets, accounts receivable, amounts due from ultimate holding company, related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial paper, corporate bonds, long-term bank loans, long-term loans due to ultimate holding company, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

Cash and cash equivalents, short-term bank deposits and available-for-sale financial assets denominated in foreign currencies, as summarized below, have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2008 and 2009.

	2008			2009
	Original		RMB	Original		RMB
	currency		equivalent	currency		equivalent
	millions	Exchange rate	millions	millions	Exchange rate	millions

Cash and cash equivalents:
- denominated in HK dollars	223	0.88	197	324	0.88	285
- denominated in US dollars	134	6.83	914	86	6.83	585
- denominated in Euro	4	9.66	43	26	9.80	258
- denominated in Japanese Yen	50	0.08	4	14	0.07	1
- denominated in GBP	2	9.88	20	0.4	10.98	4

Sub-total			1,178			1,133

Short-term bank deposits:
- denominated in HK dollars	—	0.88	—	86	0.88	76
- denominated in US dollars	20	6.83	137	49	6.83	336

Sub-total			137			412

Available-for-sale financial assets:
- denominated in Euro	—	9.66	—	795	9.80	7,789

Total			1,315			9,334

38.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

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

		2007	2008
	Note	(As restated)	(As restated)	2009
Transactions with Unicom Group, Netcom Group and their subsidiaries:

Continuing operations:
Leasing fee of Telecommunications Networks in Southern China	(ii)	—	—	2,000
Charges for mobile subscriber value-added service	(i), (iii)	37	153	122
Rental charges for premises, equipment and facilities	(i), (iv), (viii)	678	678	820
Charges for the international gateway services	(i), (v)	15	7	5
Agency fee incurred for procurement of telecommunications equipment	(i), (vi)	19	21	12
Charge for engineering and information technology-related services	(i), (vii)	1,946	2,603	2,786
Common corporate services income	(ix)	121	140	3
Charges for common corporate services	(ix)	477	563	266
Rental income from properties	(viii)	1	10	1
Purchases of materials	(x)	668	516	375
Charges for ancillary telecommunications support services	(xi)	448	558	689
Charges for support services	(xii)	536	461	273
Charges for lease of telecommunications facilities	(xiii)	309	306	148
Income from information communication technologies services	(i), (xiv)	130	118	70
Income for engineering design and technical services	(i), (xv)	23	40	15
Interest expenses for long-term loans due to ultimate holding company	39.1(c)	641	1,016	—

39.	RELATED PARTY TRANSACTIONS (Continued)
39.1	Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)
(a)	Significant recurring transactions (Continued)

		2007	2008
	Note	(As restated)	(As restated)	2009
Transactions with Unicom Group, Netcom Group and their subsidiaries:

Discontinued operations:
Charges for mobile subscriber value-added services	(i), (iii)	17	46	—
CDMA network capacity lease rental charges	(xvi)	8,382	6,009	—
Constructed capacity related cost of the CDMA network	(xvii)	215	234	—

39.	RELATED PARTY TRANSACTIONS (Continued)
39.1	Transactions with Unicom Group, Netcom Group and their subsidiaries (Continued)
(a)	Significant recurring transactions (Continued)
(i)	On October 26, 2006, CUCL entered into a new agreement “2006 Comprehensive Services Agreement” to continue to carry out related party transactions. The new agreement was approved by the independent shareholders of the Company on December 1, 2006, and become effective from January 1, 2007.

Pursuant to the ordinary resolution passed at the extraordinary general meeting held on September 16, 2008, the independent shareholders of the Company approved the amendment of the 2006 Comprehensive Services Agreement with effect from October 15, 2008 to include CNC China as a party (“the Second 2006 Comprehensive Services Agreement”) .

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

Long-term loans due to ultimate holding company primarily represented the long-term intercompany loans for the financing of the construction of the Telecommunications Networks in Southern China, amounting to approximately RMB27,213 million and RMB35,652 million as of January 1, 2008 and December 31, 2008, respectively. The loans are unsecured, interest bearing, and repayable on demand after the period of twelve months from the balance sheet date as of December 31, 2008. The interest expenses in relation to the long-term loans due to ultimate holding company were calculated based on the interest rate of 4.90% and 5.40% per annum for the years ended December 31, 2007 and 2008, respectively. Upon the completion of the 2009 Business Combination effective from January 2009, the long-term loans have been treated as a distribution from reserves by the Group to ultimate holding company. For details, please refer to note 4.2(b).

Apart from the short-term loan from Netcom BVI and long-term loans due to ultimate holding company as aforementioned, amounts due from and to related parties, Unicom Group, Netcom Group and their subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with related parties/Unicom Group, Netcom Group or their subsidiaries as described in (a) and (b) above.

39.	RELATED PARTY TRANSACTIONS (Continued)
39.2	Domestic carriers
(a)	Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business for the continuing operations:

		The Group
		2007	2008
	Note	(As restated)	(As restated)	2009
Interconnection revenue	(i)	10,165	11,135	12,083
Interconnection charges	(i)	9,939	10,901	11,740
Leased line revenue	(ii)	549	608	433
Leased line charges	(ii)	334	252	102
Engineering design and technical service revenue	(iii)	231	197	287

(i)	The interconnection revenue and charges mainly represent the amounts due from or to domestic carriers for telephone calls made between the Group’s networks and the networks of domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and domestic carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MIIT.

(ii)	Leased line charges are paid or payable to domestic carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to domestic carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and domestic carriers.

(iii)	Engineering design and technical service revenue mainly represents the amounts due from domestic carriers for the provision of engineering design and technical services based on their demands and requirements. The prices are determined based on standards promulgated by the relevant government authorities.

39.	RELATED PARTY TRANSACTIONS (Continued)
39.2	Domestic carriers
(b)	Amounts due from and to domestic carriers

	2008
	(As restated)	2009

Amounts due from domestic carriers
- Receivables for interconnection revenue, leased line revenue and engineering design and technical service revenue	1,033	1,205

- Less: Provision for doubtful debts	(59)	(71)

	974	1,134

Amounts due to domestic carriers
- Payables for interconnection charges and leased lines charges	956	1,136

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

39.	RELATED PARTY TRANSACTIONS (Continued)
39.2	Domestic carriers (Continued)
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

As of December 31, 2008 and 2009, the balances due from/to China Telecom in relation to disposal of the CDMA business are as follows:

	2008	2009

Payables
- Advances from customers received on behalf of China Telecom	(768)	(7)
- Cash to be transferred upon the final agreement of the values of assets and liabilities transferred to China Telecom in accordance with the Disposal Agreement	(3,464)	—

	(4,232)	(7)

Proceeds receivable	13,140	5,121

All the proceeds receivable was subsequently settled in cash in January 2010.

40.	CONTINGENCIES AND COMMITMENTS
40.1	Capital commitments

As of December 31, 2008 and 2009, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	2008
	(As restated)	2009
		Land and
	Total	buildings	Equipment	Total

Authorized and contracted for	6,599	403	8,407	8,810
Authorized but not contracted for	6,938	198	3,832	4,030

Total	13,537	601	12,239	12,840

As of December 31, 2009, no capital commitment was denominated in US dollars (2008: approximately USD23 million).

40.	CONTINGENCIES AND COMMITMENTS (Continued)
40.2	Operating lease commitments

As of December 31, 2008 and 2009, the Group had total future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2008
	(As restated)	2009
				Tele-
				communications
				networks in
		Land and		Southern China
	Total	buildings	Equipment	(a)	Total

Leases expiring:
- not later than one year	1,851	1,324	585	2,200	4,109
- later than one year and not later than five years	4,657	3,100	515	—	3,615
- later than five years	1,957	1,095	84	—	1,179

Total	8,465	5,519	1,184	2,200	8,903

(a)	The lease commitment in relation to telecommunications networks related to the lease arrangement of the Telecommunications Networks in Southern China between CUCL and Unicom New Horizon and was estimated based on the annual leasing fees pursuant to the Network Lease Agreement. Please refer to Note 1 (b) for details.
40.3	Contingent liabilities

As aforementioned in Note 27, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and CNC China. Based on management’s assessment and preliminary discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as of December 31, 2008 and 2009.

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

On September 20, 2010, CUCL completed the issue of the second tranche of commercial paper for the year 2010 in an amount of RMB8 billion, with a maturity period of 365 days and at an interest rate of 2.81% per annum.

In addition, on September 20, 2010, CUCL completed the issue of the second tranche of promissory note for the year 2010 in an amount of RMB12 billion, with a maturity period of 3 years and at an interest rate of 3.31% per annum.

(c) Issue of USD1,838,800,000 0.75% guaranteed convertible bonds due 2015

On September 28, 2010, the Company (as guarantor) entered into a subscription agreement (the “Subscription Agreement”), pursuant to which 0.75 per cent guaranteed convertible bonds due 2015 (the “Convertible Bonds”) would be issued by Billion Express Investments Limited, a wholly-owned subsidiary of the Company exchangeable into ordinary shares of the Company for an aggregate principal amount of USD1,838.8 million. Upon fulfillment of all conditions precedent under the Subscription Agreement, the issue of the Convertible Bonds was completed on October 18, 2010.

(d) Agreement to enhance the strategic alliance (the “Strategic Agreement”) between the Company and Telefónica, S.A. (“Telefónica”)

On January 23, 2011, the Company entered into the Strategic Agreement with Telefónica that: (a) Telefónica shall purchase such number of ordinary shares of HK$0.10 each in the capital of the Company for the aggregate consideration of US$500 million through acquisition from third parties, as Telefónica may determine within a nine-month period after the date of the signing of the Agreement; and (b) the Company shall acquire and Telefónica shall sell to the Company 21,827,499 ordinary shares of EUR1.00 each in the capital of Telefónica and listed on the Spanish Stock Exchange repurchased by and held in treasury by Telefónica itself (“Telefónica Treasury Shares”) in one transaction for an aggregate purchase price for all Telefónica Treasury Shares of EUR374,559,882.84. On January 25, 2011, the Company completed the purchase of Telefonica Treasury Shares in accordance with the Strategic Agreement.

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

In addition, as stated in Note 2.2(b), the 2007 and 2008 comparative figures have been restated to include Excluded Assets and Liabilities and related charge relating to the 2009 Business Combination.

43.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on February 18, 2011.