Form 20-F
period 2010-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2011-05-26
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________
Commission file number 1-15028
CHINA UNICOM (HONG KONG) LIMITED
(Exact Name of Registrant as Specified in Its Charter)

N/A (Translation of Registrant’s Name Into English)	Hong Kong (Jurisdiction of Incorporation or Organization)
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
As of December 31, 2010, 23,562,176,959 ordinary shares were issued and outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

- i -

Page

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	120

Item 16F. Change in Registrant’s Certifying Accountant	120

Item 16G. Corporate Governance	120

PART III	121

Item 17. Financial Statements	121

Item 18. Financial Statements	121

Item 19. Exhibits	122

EX-1.3
EX-4.57
EX-4.58
EX-4.59
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2

- ii -

Note Regarding Forward-Looking Statements
This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) our plans and strategies, including those in connection with our restructuring and integration after our merger with China Netcom Group Corporation (Hong Kong) Limited, mergers and acquisitions and capital expenditures; (ii) our plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) our competitive position, including our ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage our position as an integrated telecommunications operator and expand into new businesses and markets; (iv) our future business condition, including our future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, our new and existing products and services, in particular, 3G services; and (vi) future regulatory and other developments in the PRC telecommunications industry.
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
The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•
changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-Owned Assets Supervision and Administration Commission, or the SASAC, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;
•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
•	changes in telecommunications and related technologies and applications based on such technologies;
•	the level of demand for telecommunications services, in particular, 3G services;
•	competitive forces from more liberalized markets and our ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
•	effects of competition on the demand and price of our telecommunications services;
•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
•	effects of our restructuring and integration following the completion of our merger with China Netcom Group Corporation (Hong Kong) Limited;
•	effects of discontinuation of the personal handyphone system, or PHS, business in response to the MIIT’s request;

- iii -

•	effects of our acquisition from our parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
•	changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans;
•
changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the recovery from the recent global economic downturn inside and outside the PRC.
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

•
references to “our fixed-line northern service region” mean the 10 municipalities, provinces and region where we operate fixed-line business in northern China, consisting of Beijing and Tianjin Municipalities, and Hebei, Henan, Shandong, Liaoning, Heilongjiang, Jilin, and Shanxi Provinces, and the Inner Mongolia Autonomous Region;

- iv -

•
references to the “21 provinces in southern China” mean Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Tibet Autonomous Region, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region; we completed the acquisitions of certain telecommunications business and assets, including the fixed-line business in those 21 provinces in southern China, from Unicom Group and Netcom Group and/or their respective subsidiaries and branches in January 2009; see “A. History and Development of the Company — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4;

•	references to “Hong Kong Stock Exchange” or “HKSE” mean The Stock Exchange of Hong Kong Limited, and references to “NYSE” or “New York Stock Exchange” mean The New York Stock Exchange, Inc; and
•
references to “Renminbi” or “RMB” are to the currency of the PRC, references to “U.S. dollars” or “US$” are to the currency of the United States of America, references to “HK dollars” or “HK$” are to the currency of the Hong Kong Special Administrative Region of the PRC and references to “Euro” are to the currency of the eurozone (17 of the 27 member states of the European Union).

- v -

Special Note on Our Financial Information and Certain Statistical Information Presented
in This Annual Report
Our consolidated financial statements as of and for the years ended December 31, 2007, 2008, 2009 and 2010 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. These financial statements also comply with Hong Kong Financial Reporting Standards, or HKFRS, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, or HKICPA. As applied to our company, HKFRS is consistent with IFRS in all material respects.
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
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables present selected historical financial data of our company as of and for the years ended December 31, 2007, 2008, 2009 and 2010. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data for the years ended December 31, 2007, 2008, 2009 and 2010 and the selected historical consolidated balance sheet data as of December 31, 2008, 2009 and 2010 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated balance sheet data as of December 31, 2007 set forth below are derived from our internal records and management accounts that are not included in this annual report on Form 20-F. As disclosed above under “Special Note on Our Financial Information and Certain Statistical Information Presented in This Annual Report”, our consolidated statements of income for the years ended December 31, 2007, 2008, 2009 and 2010 and consolidated balance sheets as of December 31, 2008, 2009 and 2010 have been prepared and presented in accordance with IFRS/HKFRS.
We completed (i) acquisitions of fixed-line business in 21 provinces in southern China, the local access telephone business in Tianjin Municipality, three subsidiaries (together referred to as the “Target Business”) and certain other telecommunication assets from Unicom Group and Netcom Group (which was later merged with Unicom Group in January 2009) in January 2009, and (ii) a merger with China Netcom in October 2008. See “A. History and Development of the Company — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” and “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions — Merger with China Netcom and Related Transactions” under Item 4, respectively. Because we and the Target Business were under common control of Unicom Group, both prior to and after the acquisitions, and we and China Netcom were under the common control of the PRC Government both prior to and after the merger, each of the acquisitions and the merger is considered as a business combination of entities and businesses under common control, and has been accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations”, or AG 5, issued by the HKICPA in November 2005. In addition, we completed an acquisition of assets and business of the Guizhou Province branch of Unicom Group, or Unicom Guizhou, from Unicom Group in December 2007 and prior to its merger with us, China Netcom completed an acquisition of the entire equity interest of Beijing Planning and Design Institute, or Design Institute, a wholly-owned subsidiary of Netcom Group, in December 2007. Because we and Unicom Guizhou were under the common control of Unicom Group both prior to and after our acquisition of Unicom Guizhou and China Netcom and Design Institute were under the common control of Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009) both prior to and after China Netcom’s acquisition of Design Institute, both acquisitions have been accounted for using merger accounting in accordance with AG5 issued by the HKICPA. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. The acquired assets and liabilities mentioned above in this paragraph are stated at historical cost, and are included in the consolidated financial statements included in this annual report on Form 20-F as if these entities and their businesses acquired had always been part of our company during all the periods presented.

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

	As of or for the year ended December 31
	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Income Statement Data:

CONTINUING OPERATIONS
Revenue(2)
Mobile business
Telecommunications service revenue	62,236	64,240	69,769	82,362	12,479
Information communication technology services and other revenue	187	359	252	15	2
Sales of mobile telecommunications products	14	532	1,970	7,173	1,087

Total mobile telecommunications revenue	62,437	65,131	71,991	89,550	13,568

Fixed-line business
Telecommunications service revenue (2)	91,093	88,254	79,549	78,896	11,954
Information communication technology services and other revenue	4,782	4,339	1,611	1,046	158
Sales of fixed-line telecommunications products	980	1,362	193	114	17

Total fixed-line telecommunications revenue	96,855	93,955	81,353	80,056	12,129

Unallocated amounts
Telecommunications service revenue (2)	420	337	275	737	112
Information communication technology services and other revenue	228	364	326	955	145
Sales of other telecommunications products	—	5	—	—	—

	648	706	601	1,692	257

Total revenue	159,940	159,792	153,945	171,298	25,954

Total costs, expenses and others	(136,497)	(155,733)	(141,668)	166,525	25,231

Income from continuing operations before income tax	23,443	4,059	12,277	4,773	723

Income tax expenses	(7,175)	(1,828)	(2,721)	(922)	(140)

Income from continuing operations	16,268	2,231	9,556	3,851	583

DISCONTINUED OPERATIONS(3)
Income from discontinued operations	656	1,438	—	—	—
Gain on disposal of discontinued operations	—	26,135	—	—	—

Sub-total for discontinued operation	656	27,573	—	—	—

Net income	16,924	29,804	9,556	3,851	583

Earnings per share for income attributable to owners of the parent during the year
-Basic earnings per share(4)	0.73	1.25	0.40	0.16	0.03
-Diluted earnings per share(4)	0.73	1.24	0.40	0.16	0.03
-Basic earnings per ADS(5)	7.33	12.55	4.02	1.63	0.25
-Diluted earnings per ADS(5)	7.26	12.45	4.00	1.62	0.25

	As of or for the year ended December 31
	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	US$(1)

Earnings per share for income from continuing operations attributable to owners of the parent during the year
-Basic earnings per share(4)	0.70	0.09	0.40	0.16	0.03
-Diluted earnings per share(4)	0.70	0.09	0.40	0.16	0.03
-Basic earnings per ADS(5)	7.04	0.94	4.02	1.63	0.25
-Diluted earnings per ADS(5)	6.98	0.93	4.00	1.62	0.25

Earnings per share for income from discontinued operations attributable to owners of the parent during the year
-Basic earnings per share(4)	0.03	1.16	—	—	—
-Diluted earnings per share(4)	0.03	1.15	—	—	—
-Basic earnings per ADS(5)	0.29	11.61	—	—	—
-Diluted earnings per ADS(5)	0.28	11.52	—	—	—
-Number of shares outstanding for basic earnings per share(4)	23,075	23,751	23,767	23,562	23,562
-Number of shares outstanding for diluted earnings per share(4)	23,321	23,941	23,895	23,704	23,704
-Number of ADS outstanding for basic earnings per ADS(5)	2,308	2,375	2,377	2,356	2,356
-Number of ADS outstanding for diluted earnings per ADS(5)	2,332	2,394	2,389	2,370	2,370

Consolidated Balance Sheet Data:

Assets
Cash and cash equivalent and short-term bank deposits	13,555	10,574	8,816	22,768	3,449
Property, plant and equipment	306,420	315,546	351,157	366,060	55,464
Inventories and consumables	2,816	1,147	2,412	3,728	565
Prepayments and other current assets	5,181	2,876	4,252	5,115	775
Available-for-sale financial assets	287	95	7,977	6,214	942
Proceeds receivable for the disposal of the CDMA business	—	13,140	5,121	—	—
Total assets	368,435	380,318	417,045	441,453	66,887

Liabilities
Amounts payable and accrued liabilities	61,331	73,854	104,072	97,659	14,795
Long-term loans due to ultimate holding company	27,213	35,652	—	—	—
Payables in relation to the disposal of the CDMA business	—	4,232	7	—	—
Short-term bank loans	11,850	10,780	63,909	36,727	5,565
Commercial papers	20,000	10,000	—	23,000	3,485
Current portion of long-term bank loans	7,413	1,216	62	58	9
Current portion of other obligations	3,381	3,012	2,534	2,637	400
Long-term bank loans	16,086	997	759	1,462	222
Promissory notes	—	—	—	15,000	2,273
Convertible bonds	—	—	—	11,558	1,751
Corporate bonds	2,000	7,000	7,000	7,000	1,061
Tax payable	5,091	11,370	912	1,484	225
Total liabilities	195,146	183,085	210,578	235,612	35,699

Shareholders’ equity	173,289	197,233	206,467	205,841	31,188

Share capital	1,437	2,329	2,310	2,310	350

Other Financial Data:

CONTINUING OPERATIONS
Net cash inflow from operating activities of continuing operations	68,854	57,241	57,733	66,344	10,052
Net cash outflow from investing activities of continuing operations	(54,745)	(61,026)	(85,308)	(76,614)	(11,608)
Net cash (outflow)/inflow from financing activities of continuing operations	(22,830)	(28,786)	30,197	19,824	3,003
Net cash (outflow)/inflow from continuing operations	(8,721)	(32,571)	2,622	9,554	1,447

DISCONTINUED OPERATIONS(3)
Net cash inflow from operating activities of discontinued operations	837	656	—	—	—
Net cash (outflow)/inflow from investing activities of discontinued operations	(25)	29,489	(5,039)	5,121	776
Net cash outflow from financing activities of discontinued operations	—	—	—	—	—
Net cash inflow/(outflow) from discontinued operations	812	30,145	(5,039)	5,121	776

Net (decrease)/increase in cash and cash equivalents	(7,909)	(2,426)	(2,417)	14,675	2,223

Dividend declared per share	0.20	0.20	0.16	0.08	0.01

(1)
The translation of RMB into US dollars has been made at the rate of RMB6.6000 to US$1.00, representing the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2010. The translations are solely for the convenience of the reader.

(2)	Includes fixed-line upfront connection fees for basic telephone access services that were eliminated by order of the former Ministry of Information Industry in July 2001.

(3)	Results of our CDMA business have been disclosed as discontinued operations for the years ended December 31, 2007 and 2008.

(4)	See Note 38 to the financial statements included in this Form 20-F on how basic and diluted earnings per share are calculated under IFRS/HKFRS.

(5)	Earnings per ADS is calculated by multiplying earnings per share by 10, which is the number of shares represented by each ADS.
Exchange Rate Information
We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. Prior to January 1, 2009, the exchange rate refers to the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicted, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 30, 2010 (RMB6.6000 to US$1.00 and HK$7.7810 to US$1.00). These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.
The daily exchange rates reported by the Federal Reserve Board were RMB6.4917 = US$1.00 and HK$7.7733 = US$1.00, respectively, on May 20, 2011. The following table sets forth the high and low exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:
Exchange Rate

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low
November 2010	6.6892	6.6330	7.7656	7.7501
December 2010	6.6745	6.6000	7.7833	7.7612
January 2011	6.6364	6.5809	7.7978	7.7683
February 2011	6.5965	6.5520	7.7957	7.7823
March 2011	6.5743	6.5483	7.8012	7.7750
April 2011	6.5477	6.4900	7.7784	7.7669
May 2011 (up to May 20, 2011)	6.5073	6.4917	7.7771	7.7652
The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2006, 2007, 2008, 2009 and 2010, calculated by averaging, in the case of 2006 to 2008, the noon buying rates, or in the case of 2009 and 2010, the daily exchange rate, on the last day of each month during the relevant years.

Average Exchange Rate

	RMB per US$1.00	HK$ per US$1.00

2006	7.9579	7.7685
2007	7.5806	7.8008
2008	6.9193	7.7814
2009	6.8295	7.7513
2010	6.7603	7.7692
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
The telecommunications industry in China has been rapidly evolving. Following the restructuring of the PRC telecommunications industry in 2008, we, along with China Mobile and China Telecom, have become full-service telecommunications service providers that operate both fixed-line and mobile telecommunications networks in China. See “A. History and Development of the Company — Restructurings of the Telecommunications Industry” under Item 4. We face intense competition in each of our business lines from China Mobile and China Telecom and expect that this competition will further intensify and may also include other telecommunications service providers in the future.
For mobile business, China Mobile is the largest mobile operator in China, while China Telecom has become a new competitor after acquiring our CDMA business in the 2008 industry restructuring. In the emerging 3G mobile market, we face intense competition from the other two operators. For fixed-line business, we are a leading fixed-line operator in northern China, but remain relatively small in southern China, where China Telecom has a dominant market position. We also face increasing competition from competitors outside the telecommunications industry, such as cable television companies for fixed-line broadband business. Furthermore, the PRC Government is in the process of initiating new policies, in particular, the policies regarding the convergence of television broadcast, telecommunications and Internet access networks and the policies that would allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers in certain areas in China. Although these new initiatives may present opportunities for us to attract new users, they also pose additional uncertainties to the competition in mobile business in China, and we cannot assure you that our business will not be adversely affected from such initiatives.

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
As a result of China’s accession to the World Trade Organization, or WTO in December 2001 and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement China’s commitments to the WTO, the PRC Government has agreed to gradually liberalize the various segments and regions of the telecommunications market in China to foreign investors. Currently, foreign investors are permitted to own up to 49% of joint ventures that offer basic telecommunications services without any geographic restrictions in China and up to 50% of joint ventures that offer value-added telecommunications services without any geographic restrictions in China. More foreign-invested operators may enter China’s telecommunications market as a result of this liberalization. They may have greater financial, managerial and technical resources and more expertise in network management and sales and marketing than we do.
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
In addition, as the integration is ongoing, due to various potential difficulties in managing a much larger business, our management expects that further efforts will be required in the continuing integration process, which may result in a diversion of our management’s attention from the operation of our businesses and may restrain our management’s resources, thereby adversely affecting our financial condition, results of operations and growth prospects.
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
Our ability to expand and upgrade our networks and infrastructure is subject to a number of uncertainties, including our ability to achieve the following on a timely basis and on acceptable terms:
•
manage technology migration in an effective manner, including effectively responding to a shortage of available Internet Protocol version 4 addresses and timely developing 3GPP Long Term Evolution, or LTE;

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
We commercially launched our 3G service in October 2009. As is common with undertakings of this scale and complexity, we may experience various difficulties in the development of our 3G business, including software, network, handset and other technical issues. While we generally believe we are capable of solving these issues, we cannot assure you that we will be able to do so in a timely fashion or that we will not encounter other difficulties. Moreover, we cannot assure you that:
•	we will be able to gain access to sufficient sites for 3G network expansion;
•	there will be sufficient demand for 3G services;
•	our 3G services will be more popular among potential subscribers than those of our competitors;
•	we will not encounter unexpected technological difficulties in implementing the WCDMA technology; or
•	our 3G services will generate an acceptable or commercially viable rate of return.
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
Our network infrastructure and the networks with which we interconnect are vulnerable to potential damages or interruptions from floods, wind, storms, fires, power loss, severed cables, acts of terrorism and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other failure of our networks or systems, or the networks to which we are interconnected, may result in consequential interruptions in services across our telecommunications infrastructure. For example, in May 2008, an earthquake registering 8.0 on the Richter scale struck Sichuan Province and its neighboring areas in China. In 2010, another major earthquake registering 7.1 on the Richter scale struck Qinghai Province. Our network equipment, including our base stations, in the affected areas sustained extensive damage, leading to service stoppage and other disruptions in our operations in those areas. Any future natural disasters may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our services and operations. Moreover, our networks and systems and the networks with which we interconnect also require regular maintenance and upgrades. Such maintenance and upgrades may cause service disruptions. Network or system failures, as well as high traffic volumes, may also affect the quality of our services and cause temporary service interruptions. Any such future occurrence may result in customer dissatisfaction and materially adversely affect our financial condition, results of operations and growth prospects.
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
We continue to have a significant level of capital expenditure and debt service requirements necessary to implement our business strategies. We plan to spend approximately RMB73.80 billion for capital expenditure in 2011. To the extent these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our wholly-owned subsidiary, CUCL, completed the issue of two tranches of commercial paper for the year of 2010 in an amount of RMB15 billion and RMB8 billion at an interest rate of 2.64% and 2.81% per annum, respectively, as well as the issue of two tranches of promissory note for the year of 2010 in an amount of RMB3 billion and RMB 12 billion at an interest rate of 3.73% and 3.31% per annum, respectively. In addition, on October 18, 2010, Billion Express Investments Limited, a wholly-owned subsidiary of our company, completed the issue of US$1,838,800,000 0.75 per cent guaranteed convertible bonds due 2015, or the 2015 Convertible Bonds, which are exchangeable into ordinary shares of our company. We cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms. Even if we obtain such financing, our financing cost may increase significantly as a result of additional financing or higher interest rate. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:
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
In 2010, the ARPU for our mobile business increased by 5.0% from 2009, primarily because (i) the ARPU for our 3G business is significantly higher than that of our 2G business and (ii) the number of our 3G subscribers has increased as a percentage of the total number of our mobile subscribers. However, we have been experiencing declining ARPU for each of our GSM mobile services, 3G mobile services and fixed-lined business, mainly due to (i) the pricing competition with other telecommunications operators in China; (ii) downward adjustments on some of the telecommunications tariffs by the PRC Government (which may continue in the future); and (iii) many new subscribers are users with lower usage of telecommunications services. Our current GSM mobile services, 3G mobile services and fixed-lined services may continue to experience declining ARPU in the foreseeable future, which could have a material adverse effect on our financial condition and results of operations. Although we have been making efforts to mitigate those effects by allocating more resources to diversify our service offerings, particularly the value-added services, to encourage more usage of our services and developing our high-end customers, we cannot assure you that these efforts will be able to achieve the anticipated results.

Our controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of us or our other shareholders and may fail to provide services and facilities that we rely on to operate our business.
Unicom Group indirectly controlled an aggregate of 71.02% of our issued share capital as of April 30, 2011 and all of our executive directors also serve as directors or executive officers of Unicom Group. As our controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.
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
The previous internal reorganization of Unicom Group for the A Share offering created a two-step voting mechanism that requires the approval of the minority shareholders of both our Company and China United Network Communications Limited (formerly known as China United Telecommunications Corporation Limited), or the A Share Company, for significant related party transactions between us and Unicom Group.
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

As of December 31, 2010, our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2010 was effective. The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report appearing on page F2. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially adversely affect the market prices of our shares and ADSs.
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
If we fail to effectively rectify those improper measures and practices identified by the PRC National Audit Office in our operations, our reputation, business, financial condition and results of operations may be materially and adversely affected, which could adversely affect the prices of our shares and ADSs.
The PRC National Audit Office, or the NAO, from time to time performs audits on state-owned companies, such as Unicom Group, our controlling shareholder. The NAO issued an audit report in May 2011 that set forth the results of its routine audit on the 2009 financial information of Unicom Group and us. The NAO identified in the audit report improper measures and practices in our certain related party transactions, procurement procedures, operational management and accounting procedures. We have adopted a number of rectification measures to address these improper measures and practices. Based on our current assessment, none of these improper measures and practices has a material impact on our historical operating results, financial statements, audit opinion or internal control assessments. However, there is no assurance all of these measures can continuously and effectively rectify all the improper measures and practices. If we fail to successfully implement any of these measures or fail to effectively rectify these improper measures and practices, our reputation, business, financial condition and results of operations may be materially and adversely affected, which could adversely affect the prices of our shares and ADSs. Furthermore, the publish of these improper measures and practices in the audit report by the NAO may have a material adverse effect on our reputation.

Our outstanding convertible bonds may dilute the ownership interest of existing shareholders and may adversely affect the market price of our ordinary shares.
On October 18, 2010, Billion Express Investments Limited, a wholly-owned subsidiary of our company, completed the issue of the 2015 Convertible Bonds, which are exchangeable into ordinary shares of our company. Pursuant to the subscription agreement with respect to the 2015 Convertible Bonds, the holders of the 2015 Convertible Bonds may, beginning on November 28, 2010, elect to convert its bonds into our ordinary shares at an initial conversion price of HK$15.85 per share, subject to certain adjustments. As of April 30, 2011, none of the 2015 Convertible Bonds has been converted into our ordinary shares. Assuming a full conversion of the 2015 Convertible Bonds at the initial conversion price of HK$15.85 per share, the bonds would be convertible into 899,979,487 ordinary shares, representing approximately 3.68% of our enlarged issued and outstanding share capital as of April 30, 2011.
The conversion of the 2015 Convertible Bonds, if converted in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share, and could adversely affect the market price of our shares. Even if the 2015 Convertible Bonds are not converted, their existence may encourage the short selling of our ordinary shares by the holders of the 2015 Convertible Bonds as well as other market participants, depressing the price of our ordinary shares.
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
Tariffs are the prices we charge our customers for our telecommunications services. We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services, such as mobile services, local and long distance fixed-line telephone services, managed data services, leased line services and interconnection agreements. We have experienced significant downward adjustments on tariffs of telecommunications services in recent years and our revenue have been adversely affected by reductions in tariffs promulgated by the PRC Government, such as the reduction of charges for roaming services mandated by the MIIT and the National Development and Reform Commission of the PRC, or the NDRC, in February 2008.
We cannot predict with accuracy the timing, likelihood or magnitude of tariff adjustments by the PRC Government or the extent or potential impact on our business of future tariff adjustments. If the PRC Government substantially lowers the tariffs for our services, our business and our financial condition, results of operations and growth prospects may be adversely affected. In particular, monthly fees on fixed-line services have recently drawn attention from customers and the PRC Government. Revenue from some of our customers have decreased as a result of discounts on monthly fees that we offered through bundled service packages. Our revenue will be adversely affected if the PRC Government abolishes such monthly fees. In addition, the PRC Government is in the process of initiating detailed policies following the industry restructuring in 2008, including those that allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers and those relating to the convergence of telecommunications, Internet and television broadcast networks. On November 22, 2010, Hainan Province and Tianjin City initiated trials on the switch of telecommunications operator networks with existing numbers. The potential new regulatory policies and regulations may materially adversely affect our financial condition, results of operations and growth prospects.

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
Substantially all of our business operations are conducted in China and substantially all of our revenue are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including with respect to the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors. The PRC Government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be materially adversely affected by government control over capital investments. In addition, increased levels of inflation or increased pressure for higher social average wages in China may prompt us, or the PRC Government to request us, to increase wages for our employees, which may materially adversely affect our financial condition and results of operations. Furthermore, if China’s economic growth slows down, there may be reduced business activities and reduced demand for our services, which could materially and adversely affect our business, as well as our financial condition and results of operations.

If the PRC Government revises the current regulations that allow a foreign-invested enterprise to pay foreign exchange in current account transactions, our operating subsidiary’s ability to satisfy its foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted.
The ability of our major operating subsidiary, CUCL, to satisfy its foreign exchange obligations and to pay dividends to us depends on existing and future foreign exchange regulations in China. The Renminbi is currently convertible by foreign-invested enterprises in China to settle transactions under the current account, which include trade and service related foreign exchange transactions and payments of dividends. The Renminbi currently cannot be freely converted without regulatory approval for transactions under the capital account, which includes outbound foreign investment and payments on foreign loans. CUCL, which holds substantially all of our assets and through which we conduct substantially all of our business, is a foreign-invested enterprise in China. However, there is no assurance that in the future the relevant PRC government authorities will not impose any limitation on the ability of foreign-invested enterprises to purchase foreign exchange to satisfy their foreign exchange obligations or to pay dividends. In that event, CUCL’s ability to satisfy its foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted and the interests of our shareholders may, in turn, be affected.
Fluctuations in the value of the Renminbi could adversely affect the prices of our shares and ADSs as well as our profitability.
Substantially all of our revenue and costs and expenses are denominated in Renminbi, while a portion of our borrowings, equipment purchases and other capital expenditures are denominated in foreign currencies. On July 21, 2005, the PRC Government changed its decade-old policy to permit Renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies determined by the People’s Bank of China, or the PBOC. On May 19, 2007, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market. With the increased floating range of the Renminbi’s value against foreign currencies, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float. Increased fluctuations of the Renminbi could adversely affect the value in foreign currency terms of cash flow generated from our operations or any dividends payable on our shares and ADSs, and therefore the price of our shares and ADSs. Any future Renminbi devaluations could also increase our equipment importation costs or lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities, thereby adversely affecting our profitability.
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
In 2008, we experienced severe sleet and snowstorms in southern China and a devastating earthquake in Sichuan province. Those natural disasters resulted in significant and extensive damage to our base stations and network equipment. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past several years and, more recently in 2009, the outbreak of influenza A (H1N1). In 2010, another major earthquake registering 7.1 on the Richter scale struck Qinghai Province. We are also unable to predict the effect, if any, that any other future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

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
On July 27, 2008, we, CUCL and China Telecom further entered into a CDMA business disposal agreement which set out the detailed terms and conditions of the CDMA business disposal. The consideration for the CDMA business disposal was RMB43.8 billion in cash, payable in three installments. While the consideration was subject to a price adjustment mechanism based on the CDMA service revenue generated by us for the six months ended June 30, 2007 and June 30, 2008, as agreed with China Telecom, there was no subsequent adjustment to the consideration as a result of the price adjustment mechanism.
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
In September 2004, we acquired from Unicom Group of 100% of the equity interest in China Unicom International Limited, or Unicom International, a limited liability company established in Hong Kong and engaged in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services. In September 2009, the name of China Unicom International Limited was changed to China Unicom (Hong Kong) Operations Limited. Unicom International’s wholly-owned U.S. subsidiary, China Unicom USA Corporation, is engaged in the wholesale business of voice traffic between the United States and PRC. In August 2009, the name of China Unicom USA Corporation changed into China Unicom (Americas) Operations Limited upon the completion of its merger with China Netcom (USA) Operations Limited, a subsidiary of China Netcom.
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
On August 19, 2008, CUCL established a wholly-owned subsidiary, Unicom Huakai Telecommunications Company Limited, or Unicom Huakai, as a limited liability company under the laws of the PRC. Unicom Huakai is principally engaged in the sales of handsets and telecommunications equipment and the provision of technical services. The paid-in capital of Unicom Huakai is RMB500 million. On December 26, 2008, the name of Unicom Huakai was changed to Unicom Vsens Telecommunications Company Limited.

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
•
100% of the equity interest in China Information Technology Designing & Consulting Institute Company Limited, or CITC, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Unicom Group; and

•
100% of the equity interest in New Guoxin Telecom Corporation of China Unicom, or New Guoxin, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Unicom Group.

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
In addition, in order to operate the fixed-line business in the 21 provinces in southern China, on December 16, 2008, CUCL entered into a network lease agreement, or the initial lease, with Unicom Group, Netcom Group and Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to lease on an exclusive basis the telecommunications networks in those provinces, which are held by Unicom New Horizon and are necessary for the operation of the fixed-line business in southern China. The initial lease became effective in January 2009 upon the completion of our acquisitions of the fixed-line business in southern China and was for an initial term of two years effective from January 2009. On October 29, 2010, CUCL entered into a network leasing agreement or, the 2011-2012 Network Lease Agreement, with Unicom New Horizon, which became effective on January 1, 2011. The 2011-2012 Network Lease Agreement is for an initial term of two years effective from January 1, 2011 and is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties. The annual lease fee payable by CUCL under the initial lease for the years ending December 31, 2009 and 2010 was RMB2.0 billion and RMB2.2 billion, respectively, and the annual lease fee payable by CUCL under the 2011-2012 Network Lease Agreement for the years ending December 31, 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively. In connection with the 2011-2012 Network Lease Agreement, Unicom New Horizon also granted CUCL an option, but not an obligation, to purchase the telecommunications networks leased in southern China. The purchase option may be exercised, at the discretion of CUCL, at any time during the term of the lease. No premium has been paid or will be payable by CUCL for such purchase option. In the event that CUCL elects to exercise this purchase option, the parties will discuss and negotiate the purchase price with reference to the appraised value of the telecommunications networks in southern China, which is to be determined in accordance with applicable laws of Hong Kong and the PRC, after taking into account the prevailing market conditions and other factors. Under the 2011-2012 Network Lease Agreement, CUCL is responsible for the ongoing cost and expenses incurred in respect of the maintenance and management which may arise from the use of the leased telecommunications networks in southern China. See “B. Related Party Transactions — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 7.

Mutual Investment with Telefónica, S.A.
On September 6, 2009, we entered into a share subscription agreement with Telefónica, S.A., or Telefónica, one of our shareholders, to strengthen our cooperation. Pursuant to this agreement, we and Telefónica agreed to make a mutual investment in the amount of the equivalent of US$1 billion in each other through acquisitions of shares in the other party. On October 21, 2009, we and Telefónica completed such mutual investments which were implemented by way of the subscription by Telefónica of 693,912,264 new ordinary shares in the capital of our company at a price of HK$11.17 each and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica at a price of Euro17.24 each to us. In addition, on September 6, 2009, we entered into a strategic alliance agreement with Telefónica, pursuant to which Telefónica and we agreed to establish a strategic alliance to strengthen the business of each party by cooperation based on our respective networks, business model and experience.
On January 23, 2011, we entered into the Agreement to Enhance the Strategic Alliance with Telefónica. Pursuant to this agreement, we acquired from Telefónica 21,827,499 ordinary shares of Euro1.00 each in the capital of Telefónica for an aggregate purchase price of Euro374,559,882.84 on January 25, 2011, and Telefónica agreed to purchase ordinary shares of HK$0.10 each in the capital of our company for the aggregate consideration of US$500,000,000 through acquisitions from third parties within nine months after the date of the signing of this agreement. Pursuant to the agreement, Chang Xiaobing, our Chairman and Chief Executive Officer, as our designated representative, was appointed in May 2011 as a director on the board of directors of Telefónica.
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

Set forth below is our shareholding structure and significant subsidiaries as of April 30, 2011.
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

B. Business Overview
General
We are an integrated telecommunications operator in China providing mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services to our customers through our two business segments comprised of mobile services and fixed-line services. Following our acquisition of fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we have extended the coverage of all of our services nationwide. We, China Mobile and China Telecom are the three major telecommunications operators in China. See “—A. History and Development of the Company — Restructurings of the Telecommunications Industry.”
In 2010, driven by the growth in our 3G business, which was launched in May 2009 and put into commercial operations in October 2009, we generated 50.9% of the total telecommunications service revenue from the mobile business, which for the first time exceeded that from the fixed-line business. Our fixed-line business remained stable.
Mobile Business
Our mobile business consists of GSM and 3G mobile business. Our mobile business revenue, subscribers and usage maintained growth in 2010, with those for 3G mobile business growing at a more rapid pace. As of December 31, 2010, we had a total of 167.43 million mobile subscribers, representing a 13.4% increase from 147.59 million as of December 31, 2009. Revenue from our mobile business was RMB89.55 billion in 2010, of which, telecommunications service revenue of our mobile business increased by 18.0% from RMB69.77 billion in 2009 to RMB82.36 billion in 2010, accounted for 46.8% and 50.9% of our total telecommunications service revenue from continuing operations in 2009 and 2010, respectively (excluding fixed-line upfront connection fees of RMB0.49 billion and RMB0.19 billion in 2009 and 2010, respectively).
The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for
	the year ended December 31,
	2008	2009(1)	2010(1)
Number of subscribers (in thousands)	133,365	147,587	167,426
Estimated market share in our service areas(2)	20.8%	19.7%	19.5%
Average minutes of usage per subscriber per month (MOU)(3)	246.4	253.1	280.5
Average revenue per subscriber per month (ARPU) (in RMB)(4)	42.3	41.6	43.7

(1)	Including our 3G business which we launched on a trial basis in May 2009 and began operating on a commercial basis in October 2009.

(2)	Market share in a given area is determined by dividing the number of our mobile subscribers in the area by the total number of mobile subscribers in the area. Source: MIIT.

(3)
MOU is calculated by dividing the total minutes of usage during the period by the average number of our mobile business subscribers during the period, and dividing the result by the number of months in the relevant period.

(4)
ARPU is calculated by dividing the sum of revenue of mobile business during the relevant period by the average number of our mobile business subscribers during the period, and dividing the result by the number of months in the period.

Our total number of mobile subscribers increased by 13.4% from 147.59 million as of December 31, 2009 to 167.43 million as of December 31, 2010, which was mainly due to the increase in our GSM and 3G subscribers. The MOU of our mobile business increased from 253.1 minutes in 2009 to 280.5 minutes in 2010, which was mainly because (i) the MOU of our 3G business is significantly higher than that of our GSM business and (ii) the number of our 3G subscribers has increased as a percentage of the total number of our mobile subscribers. The ARPU of our mobile business increased by 5.0% from RMB41.6 in 2009 to RMB43.7 in 2010, which was mainly due to the change of revenue mix between our GSM business and 3G business. 3G business has a significantly higher ARPU than GSM business. Therefore, despite the ARPU of each of our GSM and 3G businesses decreased in 2010 compared to 2009, as the revenue from 3G business increased significantly as a percentage of telecommunications service revenue from the mobile business from 1.1% in 2009 to 14.1% in 2010, the overall ARPU of our mobile business increased.

3G Mobile Business
In January 2009, our parent company, Unicom Group, received a 3G license to operate a 3G business based on the WCDMA technology nationwide in China and, with the approval of the MIIT, authorized our major wholly-owned subsidiary, CUCL, to operate this business. We launched our 3G operations on a trial basis in 55 cities in China under the brand “WO” in May 2009 and began commercial 3G operations in 285 cities in China on October 1, 2009. Our 3G network coverage has reached cities at county level and above throughout China as well as villages and towns in eastern developed areas of China.
In 2010, we continued to implement our unified strategies for 3G business with respect to brand, service, tariff, packaging, handset policies and customer care standards throughout China. In order to meet the changing market demand and customer needs, we initiated active sales and marketing efforts, including introducing more types of 3G tariff plans, enhancing 3G handsets subsidy models and launching a more variety of 3G handsets models. In addition, we further developed mobile Internet and mobile applications businesses for 3G business. Furthermore, we launched “WO” store, an online applications store that enriches customers’ 3G experience. We also promoted mobile music, mobile TV, mobile reading and other resource-based businesses, as well as instant communication and other interactive social communication businesses, so as to cultivate customers’ data consumption habits.
The total number of our 3G subscribers increased from 2.74 million as of December 31, 2009 to 14.06 million as of December 31, 2010. As of December 31, 2010, we had 1.35 million wireless data card subscribers, 2.41 million mobile TV subscribers and over 7 million mobile reading subscribers. In 2010, the ARPU of 3G subscribers decreased from RMB141.7 in 2009 to RMB124.0 in 2010. In 2010, the total 3G voice usage was 55.47 billion minutes and the average data usage per subscriber per month was 178M.
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
Subscriber Increase. Our total number of GSM mobile subscribers increased by 5.9% from 144.85 million as of December 31, 2009 to 153.37 million as of December 31, 2010. We believe that this growth was attributable to a number of factors, including, among others, (i) the continued growth of the Chinese mobile telecommunications market, driven by domestic economic growth and reduction in the cost of mobile handsets and services, and (ii) our sales and marketing efforts in retaining existing subscribers and expanding our subscriber base, including through service bundling. The increase of our GSM mobile subscribers, together with the decreasing effective tariffs, also resulted in an increase of the total voice usage of our GSM mobile services by 11.3% from 423.05 billion minutes in 2009 to 471.00 billion minutes in 2010.
MOU and ARPU. With respect to our GSM mobile business, MOU increased by 4.3% from 252.0 minutes in 2009 to 262.9 minutes in 2010, and ARPU decreased by 4.1% from RMB41.2 in 2009 to RMB39.5 in 2010. The increase in our MOU is mainly attributed to the decreasing effective tariffs. The decrease in ARPU was primarily attributable to (i) our generally decreased effective tariffs, which were caused by the further intensified competition among the telecommunications operators in China and downward adjustments on tariffs by the PRC Government and (ii) the fact that a significant portion of our new users consists of users from rural areas, many of whom tend to have less usage of telecommunications services and to be more cost-sensitive than users from urban areas.

GSM Value-Added Services
We offer a broad range of GSM value-added services nationwide, including SMS, “Cool Ringtone” (a personalized ring-back tone service), mobile Internet and other wireless information services. Our value-added services continued to grow and the contribution to our revenue from mobile services continued to increase in 2010. In particular, a total of 78.31 billion SMSs were transmitted by our GSM mobile subscribers in 2010, representing an increase of 2.4% compared to 2009. As of December 31, 2010, we had a total number of 67.26 million subscribers to our Cool Ringtone service, representing a net increase of 18.04 million, and the penetration rate increased from 34.0% at the end of 2009 to 43.9% at the end of 2010. In addition, as of December 31, 2010, we had a total number of 55.81 million mobile Internet subscribers, representing a net increase of 11.02 million from the end of 2009, up by 24.6% from 2009, and the penetration rate increased from 30.9% at the end of 2009 to 36.4% at the end of 2010.
Fixed-Line Business
We are a leading fixed-line broadband and communications operator in northern China. Following our merger with China Netcom in October 2008, which previously provided mainly fixed-line services in 10 provinces in northern China, and our acquisition of the fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we offer a wide range of fixed-line services nationwide in China, including (i) fixed-line broadband services and data communications services, (ii) fixed-line voice services, include local and long distance fixed-line voice services and value-added services and (iii) other services.
In 2010, with the continuation of the mobile services substitution of fixed-line voice services, our fixed-line voice business has been negatively impacted. By accelerating our implementation of an upgrade of our fixed-line broadband network with increased access speed, developing content and application services, we achieved continued growth in 2010 in fixed-line broadband and data communications business, which partially mitigated the decline in the fixed-line voice business. Excluding fixed-line upfront connection fees of RMB0.19 billion and RMB0.49 billion in 2010 and 2009, respectively, our revenue from fixed-line business was RMB79.86 billion in 2010, of which telecommunications service revenue from our fixed-line business decreased by 0.4% from RMB79.06 billion in 2009 to RMB78.70 billion in 2010, accounted for 53.0% and 48.6% of our total telecommunications service revenue from continuing operations in 2009 and 2010, respectively.
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
In 2010, we further upgraded our broadband network and improved access speed. As of December 31, 2010, our fixed-line broadband subscribers increased by 22.5% to 47.22 million, of which, subscribers with 2M-and-above bandwidth accounted for 86.8% of all fixed-line broadband subscribers, representing an increase of 3.6 percentage points from the end of 2009, and subscribers with 4M-and-above bandwidth accounted for 29.6% of all fixed-line broadband subscribers. We also continued implementing our marketing strategy to offer integrated broadband content, applications, access and services. The total number of our subscribers of broadband content and applications reached 18.61 million, accounting for 39.4% of all fixed-line broadband subscribers. Our broadband ARPU remained relatively stable at RMB57.1 in 2010 compared to RMB57.2 in 2009.

The following table sets forth the information of our fixed-line broadband subscribers as of the dates indicated:

	As of December 31,
	2008	2009	2010

Number of fixed-line broadband subscribers (in thousands)	30,081	38,550	47,224

Data Communications Services
We are a leading provider of data communications services in our fixed-line northern service region. We offer managed data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer leased line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators. As of the end of 2010, we have established business cooperation relationships with more than 160 overseas operators to provide various international data communications products and services, such as international voice and data services. In 2010, we continued to offer full-scale data communications services to international operators and domestic and international corporate customers. We have also improved our capabilities to offer cross-border data communications and integrated information services.
Fixed-Line Voice Business
Our fixed-line voice services consist of local voice, domestic long distance, international long distance, value-added, interconnection and PHS services. As domestic mobile operators launched service packages at competitive prices, mobile roaming tariffs were lowered, the migration of voice usage from fixed-line to mobile continued. In 2010, leveraging on our company’s full-service advantage, we enhanced market development in areas of customer premises network, or CPN, and rural markets, as well as strengthened the marketing of integrated services. The number of our fixed-line subscribers (including PHS subscribers) decreased by 6.0% to 96.64 million at the end of 2010. The following table sets forth the information of our fixed-line subscribers as of the dates indicated:

	As of December 31,
	2008	2009	2010
	(in thousands)
Number of fixed-line subscribers(1)
Residential Residential	63,824	61,733	59,681
Business	13,586	14,238	15,494
PHS	23,979	18,742	13,423
Public telephones	8,181	8,109	8,037

Total	109,570	102,822	96,635

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

We have in the past selectively built wireless local access networks based on PHS technology to offer PHS services as a supplement to our fixed-line services. Although PHS services were once popular among subscribers due to its tariff advantage, beginning in 2006, such advantage diminished as mobile operators continued to launch attractive tariff packages. As a result, our PHS subscribers significantly decreased over the past few years. In addition, a policy was issued by the PRC Government in January, 2009, requiring the current wireless access systems operating on the spectrum used by PHS services to be cleared and removed from such spectrum within three years. See “D. Risk Factors — Risks Relating to Our Businesses — If we fail to achieve a smooth discontinuation of PHS services or retain our PHS subscribers to use our other telecommunications services, our financial condition and results of operations may be adversely affected. “ under Item 3.

Local Voice Services
As a result of mobile substitution, our fixed-line local voice traffic has continued to decrease in recent years. As fixed-line broadband business further develops, our Internet dial-up usage has also continued to decrease. The following table sets forth information regarding usage of our local voice services for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
Usage of local calls (pulse in millions)(1)
Total usage	206,632	188,116	156,724
Internet dial-up usage	2,960	2,577	1,162
Total usage excluding Internet dial-up usage	203,672	185,539	155,562

(1)	Pulses are the billing units for calculating local telephone usage fees.
Long Distance Voice Services
We offer traditional long distance services and VoIP long distance services. In recent years, due to the general decline of our fixed-line business and competition from software applications that allow users to make long distance calls over the Internet, our long distance business has been adversely affected.
The following table shows the total minutes of domestic long distance calls carried through our long distance networks for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
Total minutes of domestic long distance calls (minutes in millions)(1)
Traditional	25,771	21,261	17,349
VoIP	14,643	11,698	8,879

Total	40,414	32,959	26,228

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our long distance networks.
The following table sets forth certain information related to the usage of our international long distance services for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
International long distance outbound call minutes (minutes in millions)(1)(2)
Traditional	236	221	269
VoIP	456	403	290

Total	692	624	559

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our international long distance networks.

(2)	Includes long distance outbound calls made to Hong Kong, Macau and Taiwan.

Fixed-Line Value-Added Services
In addition to fixed-line telephone voice services, we offer a wide range of value-added services on our fixed-line networks. Our value-added services generate additional usage on our networks and increase our average revenue per fixed-line subscriber. Our major fixed-line value-added services include “Personalized Ring” and caller identification services. “Personalized Ring” services enable our fixed-line subscribers to personalize the ring-back tone for incoming calls. As the number of our fixed-line subscribers continued to decrease in the past few years, the number of customers using our fixed-line value added services also decreased correspondingly. As of December 31, 2010, the number of our “Personalized Ring” subscribers reached 23.79 million, representing a decrease of approximately 10.7% from the end of 2009. The penetration rate of caller identification services amounted to 70.1%, decreasing by 1.3 percentage point over that of 2009.
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
For additional information about our domestic and international interconnection arrangements, see “B. Business Overview — Regulatory and Related Matters” under Item 4 and “B. Related Party Transactions” under Item 7.
Roaming
We provide roaming services, which allow our subscribers to access our mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements. As of April 30, 2011, we had roaming arrangements for (i) GSM international voice and SMS services with 242 operators in 521 countries and regions, (ii) GPRS international inbound data services with 179 operators in 400 countries and regions and for international GPRS outbound data services with 164 operators in 357 countries and regions, and (iii) 3G services with 104 WCDMA operators in 245 countries and regions.

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
As of December 31, 2010, we had approximately 329,000 GSM base stations, representing an increase by 15.5% from December 31, 2009. The call-completion rate of our GSM service increased to 97.6% at the end of 2010 from 96.2% at the beginning of 2010 and the call-drop rate decreased to 0.34% at the end of 2010 from 0.39% at the beginning of 2010. We also completed the GPRS network upgrade and significantly improved the configuration of static packet data channels. We have devoted significant resources in developing our 3G networks and have established one of the biggest WCDMA networks in the world. As of the end of 2010, our 3G network coverage reached cities at county level and above throughout China as well as villages and towns in eastern developed area of China.
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

We have integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. In addition, we have fully implemented the upgrade of broadband connection speed and our broadband network capacity was substantially enhanced. By the end of 2010, the number of fixed-line broadband access ports was 65.83 million, up by 29.3% from the end of 2009, of which the number of access ports with an access speed of 20M and above accounted for 38%. Our international Internet outbound bandwidth reached 339G, our submarine cable capacity reached 1,539G, and our international cross-continental cable capacity reached 1,893G.
Marketing, Sales and Distribution
Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive services platform and nationwide sales and distribution network. We implement our marketing and sales strategies under a single unified brand “WO” and distribute our services through a variety of distribution channels, consisting of (i) self-owned channels, including proprietary sales outlets and direct sales forces targeting retail and corporate customers, (ii) social channels, including cooperative sales outlets, exclusive sales outlets and agency sales outlets, and (iii) electronic distribution channels, including self-owned and third-party channels online e-stores. In recent years, we have continued developing our self-owned sales channels and strategically expanding our social channels. In particular, for our 3G services, in addition to the full use of our self-owned channels, we have also focused on using high-quality social channels, such as large brand name electronics retail chains and electronics outlets in China, to achieve better sales results. Further, we continued promoting our nationwide e-sales system, which has effectively supplemented our traditional sales channels and improve our service quality.
Customer Service
We provide customer services through our nationwide sales outlets, hotline number “10010”, online sales outlets, SMSs, Wireless Application Protocol, or WAP, and other channels. Our customer services typically include inquiries, service initiation and termination, sales, and response to customer complaints and suggestions. Since 2009, we have provided 3G-dedicated customer service and have established over 300 “WO” brand stores to enhance our customers’ experience. In 2010, we continued to improve our customer service quality and created “3G Customer Service Centers + VIP Customer Managers”, a 3G-dedicated customer service model for our 3G subscribers.
Information Systems
We have established comprehensive information systems in each province, autonomous region and municipality to support our business and management. For business support, we have established core systems composed of a customer relationship management system, a comprehensive billing and accounting system, a comprehensive settlement system and an operation analysis system to support services and marketing of our mobile and fixed-line businesses. For our management support, we have focused on developing a human resource management system and a financial management system to enhance the efficiency of our control and management over our resources. In 2010, we further improved our core customer relationship management system and billing, or BSS, system of our provincial branches and started the establishment of integrated account settlement system and integrated partner relation management system. Meanwhile, we continued to implement system integration and system upgrade with a focus on 3G business related information systems.

Research and Development
We focus on technology innovation in coordination with our various business departments in order to provide technical support to the development of our various businesses. Our research and development activities are focused primarily on 3G technologies and their further development, next generation Internet technologies and businesses, operational planning and development of value-added services. In addition, part of our research and development requirements is fulfilled by our parent company, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below. With respect to research and development for our broadband business, we mainly rely on Unicom Group’s National Laboratory of Next Generation Network in Broadband Application, which is China’s only national level engineering laboratory in the information and telecommunications industry, focusing on the research of next generation Internet IPv6, Triple-Play and 3G operating and supporting systems. We also participate in the national research project on LTE. We have applied for a number of patents and software copyrights in China.
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
Strategic Alliances with Telefónica
On January 30, 2009, we entered into a strategic alliance framework agreement with Telefónica. Pursuant to the framework agreement, Telefónica and we agreed to share business experience and strengthen cooperation in the areas of mobile communications, broadband applications, international business, marketing and sales and telecommunications services to corporate clients. On September 6, 2009, we entered into a strategic alliance agreement with Telefónica, pursuant to which Telefónica and we agreed to establish a strategic alliance to strengthen the business of each party by cooperation based on our respective networks, business models and experience. On October 21, 2009, we and Telefónica completed a mutual investment in the amount of the equivalent of US$1 billion in each other, which was implemented by way of the subscription by Telefónica of 693,912,264 new shares in our Company and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica to us.
On January 23, 2011, we entered into the Agreement to Enhance the Strategic Alliance with Telefónica. Pursuant to this agreement, we acquired from Telefónica 21,827,499 ordinary shares of Euro1.00 each in the capital of Telefónica for an aggregate purchase price of Euro374,559,882.84 on January 25, 2011, and Telefónica agreed to purchase ordinary shares of HK$0.10 each in the capital of our company for the aggregate consideration of US$500,000,000 through acquisitions from third parties within nine months after the date of the signing of this agreement. Pursuant to the agreement, Chang Xiaobing, our Chairman and Chief Executive Officer, as our designated representative, was appointed in May 2011 as a director on the board of directors of Telefónica.
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
Spectrum and Network Number Resources
The MIIT is responsible for the management of the wireless radio frequency spectrum and the allocation of frequencies within the spectrum. The frequency assigned to a telecommunications operator may not be leased or transferred without the MIIT’s approval. Standard fees for usage of the frequencies assigned to cellular telecommunications are charged to telecommunications operators: (i) for the nationwide GSM network frequency, an annual rate of RMB17 million per MHz is charged for the 900MHz band and an annual rate of RMB15 million per MHz is charged for the 1800 MHz band; (ii) for the nationwide WCDMA network frequency, a standard fee at an annual rate of RMB3.75 million per MHz in 2011, RMB7.5 million per MHz in 2012, RMB11.25 million MHz in 2013 and RMB15 million per MHz in 2014 and onwards will be charged for the 2100 MHz band; (iii) for the Femtocell experimental frequency, an annual rate of 20% of RMB15 million per MHz will be charged for the 2100 MHz band from 2011; and (iv) for any local telecommunications network frequency, an annual rate of RMB1.7 million per MHz is charged for each province for the 900MHz band, an annual rate of RMB1.5 million per MHz is charged for each province for the 1800 MHz band and an annual rate of RMB1.5 million will be charged for each province for the 2100 MHz band.
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
The monthly fee and local usage fee for mobile services are regulated as State-fixed tariffs. Leased line and data services (other than ATM service) are charged at State-guidance tariffs, which are determined jointly by the MIIT and the NDRC. Pursuant to the Notice on Adjustment to Tariff Management for Local Fixed-Line Telephone Services issued by the MIIT in 2009, the monthly fee and usage fee for local fixed-line telephone services (including PHS) as well as the long-term leasing fees for circuits leasing are subject to certain tariff ceiling. Domestic long distance services, international long distance services and Hong Kong, Macau and Taiwan long distance services are also currently subject to tariff ceiling.

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

Fixed-Line Voice Business
For our local voice services, we charge a registration fee for initial installation that varies depending on whether the subscriber is a residential or a business customer, a fixed monthly fee, local call usage fees based on call duration and fees for certain value-added services. For our domestic long distance services, our revenue from domestic long distance services consist of charges based on the duration, time of day and day of the week a call is placed. In addition, we currently charge RMB0.30 per minute in addition to a long distance fee for our VoIP domestic long distance services. For our international long distance services, our charges are subject to the maximum tariffs regulated by the MIIT.
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
(2) Mobile operator pays RMB0.06 per minute to local fixed-line operator. For calls originated from “157” or “188” prefix phone numbers (TD users) during the period from January 1, 2010 to December 31, 2010, mobile operator (China Mobile) pays RMB0.012 per minute to fixed-line operator. From January 1, 2011, for calls originated from “157” or “188” prefix phone numbers (TD users), mobile operator (China Mobile) continues to pay RMB0.012 per minute to fixed-line operator.
Local fixed-line operator	Mobile operator	(1) Local fixed-line operator collects the usage charge from its subscribers;
(2) No revenue sharing or settlement prior to June 1, 2010. Local fixed-line operator pays RMB0.001 per minute to mobile operator after June 1, 2010.
Mobile operator A	Mobile operator B	(1) Mobile operator A collects the cellular usage charge from its subscribers;
(2) Mobile operator A pays RMB0.06 per minute to mobile operator B. For calls originated from “157” or “188” prefix phone numbers (TD users) during the period from January 1, 2010 to December 31, 2010, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B. For calls originated from “157” or “188” prefix phone numbers (TD users) during the period from January 1, 2011, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B.
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

The following table sets forth selected current major main interconnection revenue sharing and settlement arrangements for domestic long distance calls:

Operator at Whose Network Calls are	Operator at Whose Network Calls are	Current Main Settlement
Originated	Terminated	Arrangement
Local fixed-line or mobile operator A (through the long distance network of operator A)	Local fixed-line or mobile operator B	Operator A pays RMB0.06 per minute to operator B
Fixed-line or mobile operator A	Domestic long distance calls made without using the carrier identity code of operator B (through the long distance network of operator B)	(1) Operator A collects the tariff from the subscribers;
(2) If Operator A is a fixed-line operator, operator A retains RMB0.06 per minute; if operator A is a mobile operator, operator A retains local usage fee and RMB0.06 per minute; and
(3) Operator A pays operator B the rest of the domestic long distance tariff. Note: Domestic long distance calls shall be charged at the domestic long distance call tariff of operator B.
Local fixed-line or mobile operator A	Domestic long distance calls made by using the carrier identity code of operator B (through the long distance network of operator B)	(1) Operator B collects the tariff from the subscribers; and (2) Operator B pays operator A RMB0.06 per minute.
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
(2) If operator A is a fixed-line operator, operator A retains no more than RMB0.54 per minute with the remaining paid to operator B; and
(3) If operator A is local usage fees and a mobile operator, operator A retains local usage fees and no more than RMB0.54 per minute with the remaining paid to operator B. Note: International long distance calls shall be charged at the international long distance call tariff of operator B.
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
Most of the standards used in the Chinese telecommunications industry are generally based on the standards issued by the International Telecommunication Union, or ITU, 3rd Generation Partnership Project, Open Mobile Alliance, World Wide Web Consortium, and other international organizations for telecommunications standards, with more specific requirements made in light of China’s particular telecommunications industry. On the basis of the technical standards used in China’s telecommunications industry, we may formulate our own technical standards based on our own needs and issue additional requirements for telecommunications equipment in order to meet our operational needs. All telecommunications equipment purchased by China’s telecommunication operators must have been granted a network access license issued by the MIIT and must meet the standards set forth by the relevant operators.

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
C. Organizational Structure
We are incorporated in Hong Kong and as of April 30, 2011, we were 41.27% owned by Unicom BVI, which was 17.90% owned by Unicom Group and 82.10% owned by the A Share Company, which in turn was 61.05% owned by Unicom Group, 29.74% owned by Netcom BVI, which in turn was 100% owned by Unicom Group, 20.62% owned by public shareholders and 8.37% owned by Telefónica. See “A. History and Development of the Company” above. Set forth below are details of our directly wholly owned significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
China Netcom Group Corporation (Hong Kong) Limited	Hong Kong	100%
China Unicom (Hong Kong) Operations Limited	Hong Kong	100%
China Unicom (Americas) Operations Limited	United States	100%
China Unicom (Singapore) Operations Pte. Ltd.	Singapore	100%
China Unicom (Europe) Operations Limited	United Kingdom	100%
China Unicom (Japan) Operations Corporation	Japan	100%
Billion Express Investments Limited	British Virgin Islands	100%
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

Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies, Merger with China Netcom, Acquisitions of Unicom Guizhou and Design Institute, and Disposal of CDMA Business and Fixed-Line Business and Assets in Shanghai and Guangdong
We completed (i) acquisitions of fixed-line business in 21 provinces in southern China, the local access telephone business in Tianjin Municipality, three subsidiaries (together referred to as the “Target Business”) and certain other telecommunication assets from Unicom Group and Netcom Group (which was later merged with Unicom Group in January 2009) in January 2009 and (ii) a merger with China Netcom in October 2008. See “A. History and Development of the Company — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” and “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions — Merger with China Netcom and Related Transactions” under Item 4, respectively. Because we and the Target Business were under common control of Unicom Group, both prior to and after the acquisitions, and we and China Netcom were under the common control of the PRC Government both prior to and after the merger, each of the acquisitions and the merger is considered as a business combination of entities and businesses under common control, and has been accounted for using merger accounting in accordance with AG 5. In addition, we completed an acquisition of assets and business of the Guizhou Province branch of Unicom Group, or Unicom Guizhou, from Unicom Group in December 2007 and prior to its merger with us, China Netcom completed an acquisition of the entire equity interest of Beijing Planning and Design Institute, or Design Institute, a wholly-owned subsidiary of Netcom Group, in December 2007. Because we and Unicom Guizhou were under the common control of Unicom Group both prior to and after our acquisition of Unicom Guizhou and China Netcom and Design Institute were under the common control of Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009) both prior to and after China Netcom’s acquisition of Design Institute, both acquisitions have been accounted for using merger accounting in accordance with AG5 issued by the HKICPA. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. The acquired assets and liabilities mentioned above in this paragraph are stated at historical cost, and are included in the consolidated financial statements included in this annual report on Form 20-F as if these entities and their businesses acquired had always been part of our company during all the periods presented.
We completed the disposal of our CDMA business in October 2008. See “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions — Disposal of CDMA Business and Related Transactions” under Item 4. In accordance with IFRS/HKFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, we recognized the CDMA business as discontinued operations and the CDMA business is presented separately as discontinued operations in our audited consolidated statements of income and statements of cash flows for the years ended December 31,2007 and 2008.
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
Overview
We are an integrated telecommunications operator in China providing mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services to our customers through our two operating segments comprised of mobile services and fixed-line services. Following our acquisition of fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we have extended the coverage of all of our services nationwide. We, China Mobile and China Telecom are the three major telecommunications operators in China. See “A. History and Development of the Company — Restructurings of the Telecommunications Industry” under Item 4.

The table below sets forth revenue from our major businesses and their respective percentage of our total revenue from continuing operations in 2008, 2009 and 2010 (excluding (i) fixed-line upfront connection fees of RMB886 million in 2008, RMB490 million in 2009 and RMB192 million in 2010 and (ii) interconnection revenue of RMB992 million between certain fixed-line business and the discontinued operations of CDMA business in 2008).

	For the Year Ended December 31,
	2008		2009		2010
	RMB in	As % of	RMB in	As % of	RMB in	As % of
	millions	Total	millions	Total	millions	Total
Continuing Operations
Total revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business)(1)	157,914	100.0	153,455	100.0	171,106	100.0
Total telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business)	150,953	95.6	149,103	97.2	161,803	94.6
Include: Mobile business	64,240	40.7	69,769	45.5	82,362	48.1
Fixed-line business	86,376	54.7	79,059	51.5	78,704	46.0
Out of which:
Broadband service	20,962	13.3	23,898	15.6	29,822	17.4
Information communication technology services and other revenue	5,062	3.2	2,189	1.4	2,016	1.2
Total sales of telecommunications products	1,899	1.2	2,163	1.4	7,287	4.2

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

Our telecommunications service revenue from continuing operations primarily consist of the following:
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

•
revenue for offerings which include the bundled sale of mobile handsets and provision of services. We recognize revenue allocated to the sale of handset when the title of the handset is passed to the customer and recognize revenue allocated to the service element based upon the actual usage of mobile services. The cost of the mobile handset sold is expensed immediately to the statement of income. Prior to the fourth quarter of 2010, we determined the amount of revenue allocated to the handset using the residual value method. Under the residual value method, we determined the revenue allocated to the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration. In the fourth quarter of 2010, we determined to adopt the accounting policy of relative fair value method to account for the bundled sale of mobile handsets and provision of services retrospectively from January 1, 2010. Under the relative fair value method, the total revenue from such bundled sale is allocated to service revenue and sales of handsets based on their relative fair values. The change in accounting policy resulted in (i) an increase of our revenue, income before income tax, net income and earnings per share of RMB3,208 million, RMB3,208 million, RMB2,406 million and RMB0.11, respectively for the year ended December 31, 2010; and (ii) a decrease in advance from customers of RMB3,317 million as of December 31, 2010. The above change in accounting policy did not have a significant impact on the financial statements for the years ended December 31, 2009 and 2008, and accordingly, we did not restate the comparative figures;

•
revenue from information communications technology services are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provide can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, service revenue should be recognized only to the extent of reasonable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred, or (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and service revenue should not be recognized;

•
revenue from sales of telecommunications products (which mainly represent handsets and accessories) that are not bundled with mobile services are recognized when title of such products has been passed to the buyers; and

•
rental income from leases of customer-end equipment and transmission lines on our networks to business customers and other telecommunications carriers in China. We recognize leased line rental revenue on a straight-line basis over the relevant lease term.

The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue from continuing operations in 2008, 2009 and 2010 (excluding (i) fixed-line upfront connection fees of RMB886 million in 2008, RMB490 million in 2009 and RMB192 million in 2010 and (ii) interconnection revenue of RMB992 million between certain fixed-line business and the discontinued operations of CDMA business 2008).

	For the Year Ended December 31,
	2008		2009		2010
	RMB in		RMB in		RMB in
	millions	% of Total	millions	% of Total	millions	% of Total
Continuing Operations
Total revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business)(1)	157,914	100.0	153,455	100.0	171,106	100.0
Costs, expenses and others	155,733	98.6	141,668	92.3	166,525	97.3
Interconnection charges	13,038	8.3	12,955	8.4	13,727	8.0
Depreciation and amortization	51,847	32.8	47,587	31.0	54,433	31.8
Networks, operations and support expenses	18,736	11.9	23,728	15.5	26,383	15.4
Employee benefit expenses	20,758	13.1	21,931	14.3	23,327	13.6
Selling and marketing	19,614	12.4	21,020	13.7	23,733	13.9
Cost in relation to information communication technology services	3,010	1.9	839	0.5	895	0.5
General, administrative and other expenses	13,217	8.4	12,175	7.9	12,953	7.6
Cost of telecommunications products sold	2,156	1.4	2,689	1.8	10,688	6.3
Finance costs, net of interest income	3,004	1.9	945	0.6	1,607	0.9
Impairment loss on property, plant and equipment	12,494	7.9	—	—	—	—
Realized gains on changes in fair value of derivative financial instrument	—	—	(1,239)	(0.8)	—	—
Other income-net	(2,141)	(1.4)	(962)	(0.6)	(1,221)	(0.7)

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
•
employee benefit expenses, representing staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes, housing benefits and share-based compensation costs amortized over the vesting period of options;

•	selling and marketing expenses, including commissions, promotion and advertising expenses, direct incremental costs for activating subscriber services and customer retention costs;

•	cost in relation to information communication technology services, primarily including cost of hardware sold;
•	general, administrative and other expenses, primarily including provision for doubtful debts, utilities, general office expenses and travel expenses;
•	cost of telecommunications products sold; and
•	finance costs, net of interest income, primarily including interest expenses, net of interest income.
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
Sales of services and goods
•	Usage fees and monthly fees are recognized when the services are rendered;
•	Revenue from the provision of broadband and other Internet-related services and managed data services are recognized when the services are provided to customers;
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
•
For offerings which include the bundled sale of mobile handsets and provision of services, prior to the fourth quarter of 2010, we determined the amount of revenue allocated to the handset using the residual value method. Under the residual value method, we determined the revenue allocated to the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration. We recognize revenue related to the sale of handset when the title of the handset is passed to the customer and recognize revenue allocated to the service element based upon the actual usage of mobile services. The cost of the mobile handset sold is expensed immediately to the statement of income. In 2010, we have offered promotional packages for the bundled sale of mobile handsets and provision of services with more attractive terms to new subscribers, and more new subscribers were developed under such preferential packages during the year. In the fourth quarter of 2010, we determined to adopt the accounting policy to use relative fair value method to account for the bundled sale of mobile handsets and provision of services retrospectively from January 1, 2010. The purpose of the change in this accounting policy is to provide reliable and more relevant information for users of the financial statements given that each of the handset and service elements in a bundled sale has stand-alone value to the customer and there is objective and reliable evidence of the fair value of the handset and service elements in a bundled sale. Under the relative fair value method, the total revenue from such bundled sale is allocated to service revenue and sales of handsets based on their relative fair values. The change in accounting policy resulted in (i) an increase of our revenue, income before income tax, net income and earnings per share of RMB3,208 million, RMB3,208 million, RMB2,406 million and RMB0.11, respectively for the year ended December 31, 2010; and (ii) a decrease in advance from customers of RMB3,317 million as of December 31, 2010. The above change in accounting policy did not have a significant impact on the financial statements for the years ended December 31, 2009 and 2008, and accordingly, we did not restate the comparative figures; and

•
Revenue from information communications technology services are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided are recoverable, services revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; or (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and services revenue should not be recognized.

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
Advances from customers
Advances from customers are amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognized as revenue upon the rendering of services.
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
Critical Accounting Estimates and Judgments
Recognition of Upfront Non-Refundable Revenue and Direct Incremental Costs
We defer and amortize upfront activation fees of SIM/USIM cards of the mobile business over the expected customer service period of 3 years (2008: approximately 3 years; 2009: approximately 3 years). The related direct incremental costs of acquiring and activating mobile subscribers, including costs of SIM/USIM cards and commissions, are also capitalized and amortized over the same expected customer service period of 3 years.
We defer and amortize upfront customer connection and installation fees of the fixed-line business over the expected customer service period of 10 years (2008: approximately 10 years; 2009: approximately 10 years). The related direct incremental installation costs are deferred and amortized over the same expected customer service period of 10 years.

We only capitalize costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statement of income immediately.
We estimate the expected customer service period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer service period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenue and direct incremental costs may change for future periods.
The Acquisition of Target Business (“2009 Business Combination”)
Our acquisition of Target Business, or the 2009 Business Combination, was considered as a business combination of entities and business under common control, and has been accounted for using merger accounting under HKFRS, which is consistent with the predecessor values method under IFRS.

When applying the merger accounting/predecessor values method to account for the 2009 Business Combination, we included all the assets and liabilities, revenue and expenses associated with the Target Business and the fixed-line telecommunications networks of the 21 provinces in southern China, or the Telecommunications Networks in Southern China, in the consolidated balance sheet and the consolidated statement of income throughout the periods presented. Pursuant to the agreement dated December 16, 2008, the 2009 Business Combination excluded the Telecommunications Networks in Southern China, which are retained by Unicom New Horizon and are leased from Unicom New Horizon to CUCL effective from January 2009. To reflect the economic substance that we have not taken on the risks and rewards associated with the property, plant and equipment and related assets and liabilities relating to the fixed-line business in southern China, we are deemed to have disposed of the assets not acquired and liabilities not assumed and have recorded the deemed disposal of these assets and liabilities as a distribution from reserves by us to Unicom Group upon the completion of the 2009 Business Combination effective from January 2009.
Subsequent to the completion of the 2009 Business Combination, we recorded leasing fees amounting to approximately RMB2.2 billion (2009: RMB2.0 billion) charged by Unicom New Horizon for the lease of the Telecommunications Networks in Southern China for the year ended December 31, 2010 (Note 4.2(c) to our consolidated financial statements).
Lease of Telecommunications Networks in Southern China
Pursuant to an agreement in relation to the lease of the Telecommunications Networks in Southern China between CUCL and Unicom Horizon dated December 16, 2008, Unicom New Horizon has the legal ownership of the Telecommunications Networks in Southern China. We believe we only bear the risks associated with the operation of the fixed-line business in southern China during the relevant leasing periods and are free from any ownership risks of the telecommunications networks, and the risks and rewards of ownership of the leased assets rest substantially with the lessor. In addition, at the inception of the lease agreement, there was a high degree of uncertainty related to the market condition and operating results of the fixed-line business in southern China. It was highly uncertain whether we would continue to lease the network in the future, and were also unable to determine whether or not we would exercise the purchase option in future. Given these uncertainties and due to the fact that the risks associated with the ownership of the Telecommunications Networks in Southern China substantially remained with Unicom New Horizon, accordingly, we accounted for the leasing of the Telecommunications Networks in Southern China as an operating lease. The operating lease expense was recorded in the consolidated statement of income for the years ended December 31, 2009 and 2010, but the carrying value of the Telecommunications Networks in Southern China and the related liabilities were not reflected in the consolidated balance sheets as of December 31, 2009 and 2010.
At the beginning of each lease term, we assess the appropriate classification based on the relevant factors and circumstances at that time. On October 29, 2010, CUCL entered into the 2011-2012 Network Lease Agreement with Unicom New Horizon. The 2011-2012 Network Lease Agreement has an initial term of two years, effective from January 1, 2011 and expiring on December 31, 2012, which is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions as the network lease agreement dated December 16, 2008, except that the annual fee payable by CUCL for such lease for the two years ending December 31, 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively. At the time of entering into the 2011-2012 Network Lease Agreement, we still believed the uncertainties of the fixed-line business in southern China continue to exist, particularly due to the fact that (i) the growth of the fixed-line business in southern China was not significant; (ii) the future success of the fixed-line business in southern China remained uncertain, in light of the keen market competition; and (iii) the technology, technological standards and government regulatory environment in respect of the relevant business are still subject to uncertainties. Accordingly, we were not in a position to determine whether we would renew the lease after the initial two-year lease term or whether we would exercise the purchase option upon the entering into the 2011-2012 Network Lease Agreement. As a result, we considered the risks associated with the ownership of the Telecommunications Networks in Southern China still substantially remain with Unicom New Horizon, and therefore accounted for the leasing of Telecommunications Networks in Southern China under the 2011-2012 Network Lease Agreement as an operating lease.

Accounting to Available-for-Sale Assets
Available-for-sale financial assets are carried at fair value. Changes in the fair value of available-for-sale assets are recognized in other comprehensive income or loss until impairment. We assess at the end of each reporting period whether there is objective evidence that available-for-sale financial assets are impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence that the assets are impaired. Prior to our adoption of IFRS/HKFRS 9 “Financial Instruments” in January 2011, if available-for-sale equity investments are impaired, the accumulated reduction in fair value will be reclassified from equity to the statement of income as impairment loss of available-for-sale financial assets. We consider all available relevant factors, including the fair value of the shares, the period of the decline of fair value, exchange rate and share price volatility and future business prospects, when determining whether there is any impairment.
As of December 31, 2010, our available-for-sale financial assets are principally the equity investment in Telefónica. The net decline in fair value during 2010 was partially due to the depreciation of Euro against RMB of approximately 10% in 2010. In addition, the quoted Euro market price of Telefónica shares experienced fluctuations as a result of the credit rating downgrades for certain Euro zone countries in the middle of 2010. The Euro share price of Telefónica increased and exceeded the initial Euro share value in a certain period during the third quarter of 2010 but it had decreased on a net basis by approximately 13% for the year 2010. Subsequently, during the period from January 1, 2011 to May 24, 2011, there was an appreciation of Euro against RMB of approximately 4%, and a decrease in share price in Euro of approximately 2%, as compared to December 31, 2010.
In addition, we received cash dividends of RMB209 million and RMB480 million from this strategic investment for the years ended December 31, 2009 and 2010, respectively. Based on our judgment , the observed decline in the fair value below the cost of the equity investments in Telefónica was not considered to be significant or prolonged, in light of the ongoing exchange rate and share price volatility, the solid operating results and business prospects of Telefónica, its regular dividend distribution and strategic relationships with us, and therefore did not indicate any impairment as of December 31, 2010.
On January 1, 2011, we early adopted IFRS/HKFRS 9 “Financial Instruments”. Upon adoption of this standard, the balance of available-for-sale fair value reserve was transferred to investment revaluation reserve. In addition, we have made an irrevocable election upon initial adoption of the standard to recognize changes in fair value of available-for-sale financial assets only through other comprehensive income or loss. Thus, there will be no subsequent recycling of fair value gains and losses to the statement of income. Upon adoption, IFRS/HKFRS 9 will be applied retrospectively to all periods presented.
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

During the intervals of independent revaluations, management performs the analysis and assessment annually to determine whether the fair values of property, plant and equipment are materially different from their carrying amounts. If the revalued amounts differ significantly from the carrying amounts of the equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the equipment. This will have an impact on our future results, since any subsequent decreases in valuation are first set off against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the statement of income and any subsequent increases are credited as income to the statement of income up to the amount previously charged to the statement of income and thereafter are credited to equity. In addition, the depreciation expenses in future periods will change as the carrying amounts of such equipment change as a result of the revaluation.
Most of our property, plant and equipment which are carried at revalued amounts were revaluated as at December 31, 2006 by an independent valuation firm. We believe that the fair values of these revalued property, plant and equipment were not materially different from their carrying values as of December 31, 2010.
Impairment of Non-Financial Assets
We test whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.11 to the audited consolidated financial statements contained elsewhere in this annual report. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and our results would be significantly affected. Such impairment losses are recognized in the statement of income, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.
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
No impairment loss on property, plant and equipment was recognized for the years ended December 31, 2009 and 2010.
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
For temporary differences which give rise to deferred tax assets, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to impairment loss on property, plant and equipment, unrecognized revaluation surplus on property, plant and equipment under PRC tax regulations, and provision for doubtful debts. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to approximately RMB4,840 million as at December 31, 2010 (2009: approximately RMB5,202 million). Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.
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
Recently Issued International Financial Reporting Standards/Hong Kong Financial Reporting Standards
The IASB has issued a number of new and revised IFRSs and interpretations that are first effective for the current accounting period commencing January 1, 2010 or are available for early adoption. The equivalent new and revised HKFRSs and interpretations consequently issued by the HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.
Up to the date of issue of our 2010 financial statements, the following new interpretation to existing standard has been issued but not yet effective for the annual accounting period ended December 31, 2010 and has not been adopted by us:

Effective for annual
accounting period
beginning on or after
IFRIC/(HK)IFRIC Int 19 “Extinguishing financial liabilities with equity instruments”	July 1, 2010
On January 1, 2011, we early adopted IFRS/HKFRS 9 “Financial instruments”. Upon adoption of this standard, the balance of available-for-sale fair value reserve is transferred to investment revaluation reserve. In addition, we have made an irrevocable election upon initial adoption of the standard to recognize changes in fair value of available-for-sale financial assets only through other comprehensive income/loss. Thus, there will be no subsequent recycling of fair value gains and losses to the statement of income. IFRS/HKFRS 9 will be applied retrospectively to all periods presented.

Operating Results
Acquisition of Fixed-Line Telecommunications Business in 21 Provinces in Southern China
In the 2009 Business Combination, we did not purchase the underlying fixed-line network assets in southern China, but subsequently leased such assets from Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to operate the acquired fixed-line business. To account for this transaction, we recorded all assets, liabilities, revenue and costs and expenses associated with the acquired fixed-line business in southern China and the underlying network assets in our consolidated financial statements for the historical periods prior to the completion of the transaction in January 2009. Following the completion of this transaction, as we started to lease the fixed-line network assets in southern China, which were retained by the lessor, the assets and liabilities associated with these network assets were treated as a distribution by us to Unicom Group from other reserve using the merger accounting under HKFRS and predecessor values method under IFRS. Accordingly, we no longer include any assets, liabilities, depreciation, finance costs or other costs relating to such assets, but record only revenue generated from the acquired fixed-line business in southern China and the leasing fee for the relevant network assets in our consolidated financial statements for the subsequent periods.
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Revenue
2010 is the second year that we had a full-year operation following our merger with China Netcom. Although China’s economy experienced recovery from the global financial crisis, we continue to face various challenges, including intensified telecommunications market competition, further downward adjustments in tariffs and decline of fixed-line voice business. We continued to actively develop full-service operation with a focus on mobile and fixed-line broadband businesses. Revenue from our continuing operations for 2010 was RMB171.30 billion, an increase of 11.3% from RMB153.95 billion for 2009. Excluding the effects of fixed-line upfront connection fees of RMB0.19 billion and RMB0.49 billion in 2010 and 2009 respectively, our revenue from continuing operations for 2010 would have been RMB171.11 billion, representing an increase of 11.5% from RMB153.46 billion in 2009, of which our telecommunications service revenue would have been RMB161.80 billion in 2010, up by 8.5% from 2009.
Mobile Business Revenue
Revenue from our mobile business increased by 24.4% from RMB71.99 billion in 2009 to RMB89.55 billion in 2010. Of the revenue from our mobile business in 2009 and 2010, RMB69.77 billion and RMB82.36 billion, respectively, was from telecommunications service. Telecommunications service revenue from our mobile business as a percentage of our total telecommunications service revenue (excluding fixed-line upfront connection fees of RMB0.19 billion and RMB0.49 billion in 2010 and 2009 respectively) increased from 46.8% in 2009 to 50.9% in 2010. The growth in revenue from our mobile business is primarily due to the continued increase in the total number of our mobile subscribers, as well as an increase in our subscribers’ ARPU. The increase in ARPU was due to the change of revenue mix between our GSM business and 3G business. 3G business has a significantly higher ARPU than GSM business. Therefore, despite the ARPU of each of our GSM and 3G businesses decreased in 2010 compared to 2009, as the revenue from 3G business increased significantly as a percentage of total telecommunications service revenue from mobile business from 1.1% in 2009 to 14.1% in 2010, the overall ARPU of our mobile business increased. In 2010, revenue from 3G business was RMB11.59 billion.
Our total number of mobile subscribers was 167.43 million as of December 31, 2010, with a net addition of 19.84 million subscribers (including 11.32 million 3G subscribers) from the end of 2009. ARPU of our GSM mobile business was RMB39.5 in 2010, a decrease of 4.1% from RMB41.2 in 2009. ARPU of our 3G business was RMB124.0 in 2010, a decrease of 12.5% from RMB141.7 in 2009.

The table below sets forth the revenue composition of our mobile business and each revenue item’s respective share of total revenue for the years ended December 31, 2009 and 2010.

	2009		2010
	RMB in millions	As % of total	RMB in millions	As % of total
Total revenue from mobile business	71,991	100.0	89,550	100.0
Telecommunications service revenue	69,769	97.0	82,362	92.0
Usage fees and monthly fees	42,297	58.8	47,004	52.5
Value-added service revenue	19,070	26.5	25,852	28.9
Interconnection revenue	8,220	11.4	9,022	10.1
Other service revenue	182	0.3	484	0.5
Other revenue	252	0.3	15	—
Sales of mobile telecommunications products	1,970	2.7	7,173	8.0
Usage Fees and Monthly Fees. As a result of an increase in mobile subscribers, partially offset by the decrease in effective tariffs, usage fees and monthly fees for our mobile services were RMB47.00 billion in 2010, an increase of 11.1% from RMB42.30 billion in 2009.
Value-Added Service Revenue. In 2010, we continued to actively promote mobile value-added services and mobile data business, and improved the penetration of SMS, “Cool Ringtone” and mobile Internet services. As a result, revenue from our mobile value-added services amounted to RMB25.85 billion in 2010, representing an increase of 35.6% from RMB19.07 billion in 2009 and as a percentage of total mobile revenue increased from 26.5% in 2009 to 28.9% in 2010. Of the total revenue from mobile value-added services, revenue from our SMS services increased by 1.8% from RMB7.92 billion in 2009 to RMB8.07 billion in 2010, revenue from “Cool Ringtone” services increased by 6.8% from RMB2.88 billion in 2009 to RMB3.08 billion in 2010 and revenue from mobile Internet services increased by 174.6% from RMB2.80 billion in 2009 to RMB7.70 billion in 2010.
Interconnection Revenue. Our interconnection revenue increased by 9.8% from RMB8.22 billion in 2009 to RMB9.02 billion in 2010, and represented 10.1% of total mobile revenue in 2010 as compared with 11.4% in 2009. This increase is primarily as a result of the increased total usage of our mobile services due to the increased total number of our mobile subscribers.
Sales of Telecommunications Products. Revenue from our sale of mobile telecommunications products increased from RMB1,970 million in 2009 to RMB7,173 million in 2010, mainly due to our continuing efforts in promoting our bundled sale of 3G mobile handsets and provision of 3G mobile services.
Fixed-Line Business Revenue
In 2010, as mobile substitution further intensified and the declining trend of the fixed-line voice business continued, we further developed our fixed-line broadband services and promoted our mobile and fixed-line bundled services. Excluding fixed-line upfront connection fees of RMB0.49 billion and RMB0.19 billion in 2009 and 2010, respectively, our revenue from fixed-line business would have decreased by 1.2% from RMB80.86 billion in 2009 to RMB79.86 billion in 2010, of which telecommunications service revenue would have decreased by 0.4% from RMB79.06 billion in 2009 to RMB78.70 billion in 2010. See “D. Risk Factors — We may further lose fixed-line and mobile subscribers and our doubtful debt ratios may increase, which may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.

The table below sets forth the revenue composition of our fixed-line business and each revenue item’s respective share of total revenue from our fixed-line business for the years ended December 31, 2009 and 2010.

	For the Year Ended December 31,
	2009		2010
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line business(1)	80,863	100.0	79,864	100.0
Telecommunications service revenue(1)	79,059	97.8	78,704	98.6
Usage fee and monthly fee(1)	34,369	42.5	29,085	36.4
Fixed-line broadband, managed data and other Internet-related services revenue	26,364	32.6	32,595	40.8
Interconnection revenue	5,599	6.9	5,243	6.6
Value-added service revenue	5,238	6.5	4,860	6.1
Leased line service revenue	5,683	7.0	5,589	7.0
Others	1,806	2.3	1,332	1.7
Information communication technology services and other revenue	1,611	2.0	1,046	1.3
Sales of fixed-line telecommunications products	193	0.2	114	0.1

(1)
Excluding fixed-line upfront connection fees of RMB0.49 billion in 2009 and RMB0.19 billion in 2010. Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. Therefore, we consider that analyses of our operating results excluding upfront connection fees are more relevant to the readers of this report.

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
As a result of further implementation of the “Calling-Party-Pays” tariff policy for mobile services and continuing downward adjustments of tariffs for fixed-line services, the substitution effect of fixed-line local services by mobile services became more intense. We experienced significant decline in the number of our fixed-line local telephone subscribers and substantial decline in revenue. Our local telephone subscribers decreased in 2010 by 6.0% from 102.82 million at the end of 2009 to 96.64 million at the end of 2010. ARPU of the local telephone business decreased by 8.0% from 2009 to RMB28.9 in 2010. Total usage of local calls decreased by 16.2% from 2009 to 155.56 billion pulses in 2010 (excluding Internet dial-up usage) and total usage of long distance calls decreased by 20.2% from 33.58 billion minutes in 2009 to 26.79 billion minutes in 2010. As a result, revenue from our usage fees and monthly fees in 2010 decreased by 15.4% from RMB34.37 billion in 2009 to RMB29.09 billion in 2010.
Fixed-Line Broadband, managed data and other Internet-related services revenue. Revenue from our fixed-line broadband, managed data and other internet-related service include revenue generated from DSL, LAN, and broadband-related value-added services, fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services and revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from our fixed-line broadband, managed data and other internet-related service increased by 23.6% from RMB26.36 billion in 2009 to RMB32.60 billion in 2010, as a result of increases in both revenue from fixed-line broadband services and from managed data and other Internet-related services services.
In 2010, our fixed-line broadband business continued to maintain a rapid growth as a result of our efforts in improving broadband access speed, adopting multi-service bundling strategy, enriching application contents and implementing diversified sales strategies. The number of our fixed-line broadband subscribers increased by 22.5% from 2009 to 47.22 million in 2010. ARPU of our fixed-line broadband business remained stable at RMB57.2 in 2009 and RMB57.1 in 2010. However, revenue from our fixed-line broadband service increased significantly by 24.8% from 2009 to RMB29.82 billion in 2010, and as a percentage of the total fixed-line revenue, increased from 29.6% in 2009 to 37.3% in 2010. Fixed-line broadband service has become the main factor in counteracting the effect of mobile substitution in the decline of our fixed-line voice business. Revenue from our managed data services and other Internet-related services increased by 12.4% from RMB2.47 billion in 2009 to RMB2.77 billion in 2010.

Interconnection Revenue. Revenue from our interconnection services consists of interconnection fees charged to other domestic telecommunications operators, principally China Mobile and China Telecom, for both local and long distance calls. Revenue from our interconnection services decreased by 6.4% from RMB5.60 billion in 2009 to RMB5.24 billion in 2010. The decrease in interconnection revenue was mainly due to a decrease in voice traffic from other telecommunications operators as a result of the mobile substitution effect.
Value-Added Service Revenue. Revenue from our value-added services consists of fees that we charge our customers for the provision of caller identification, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenue from our value-added services decreased by 7.2% from RMB5.24 billion in 2009 to RMB4.86 billion in 2010, mainly due to the decrease in the usage of our caller identification, Personalized Ring, and PHS SMS services as a result of the significant reduction of our fixed-line telephone subscribers, including PHS subscribers.
Leased Line Service Revenue. Revenue from our leased line services consists of fees that we receive from our government, corporate and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Revenue from our leased line services decreased by 1.7% from RMB5.68 billion in 2009 to RMB5.59 billion in 2010.
Others. Other fixed-line related revenue mainly consists of miscellaneous revenue items. Other fixed-line related revenue decreased by 26.2% from RMB1.81 billion in 2009 to RMB1.33 billion in 2010.
Information Communication Technology Services and Other Revenue. Information communication technology services and other revenue decreased by 35.1% from RMB1.61 billion in 2009 to RMB1.05 billion in 2010, mainly due to the decrease in other revenue in 2010.
Sales of Telecommunications Products. Revenue from our sales of fixed-line telecommunications products decreased by 40.9% from RMB0.19 billion in 2009 to RMB0.11 billion in 2010, mainly due to the decrease in sales of telecommunications terminal products such as telephone sets associated with local voice services in 2010.
Costs, Expenses and Others
Total costs, expenses and others for our continuing operations in 2010 were RMB166.53 billion, representing an increase of 17.5% from RMB141.67 billion in 2009. Excluding the effects of the realized gains of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009, our total costs, expenses and others for our continuing operations in 2010 increased by 16.5% from RMB142.91 billion in 2009.
The table below sets forth the major items of costs, expenses and others from continuing operations and their respective percentage of the total telecommunications services revenue from continuing operations for the years 2009 and 2010:

	For the Year Ended December 31,
	2009		2010
	RMB in millions	% of Total	RMB in millions	% of Total
Total telecommunications services revenue(1)	149,103	100.0	161,803	100.0
Costs, expenses and others	141,668	95.0	166,525	102.9
Interconnection charges	12,955	8.7	13,727	8.5
Depreciation and amortization	47,587	31.9	54,433	33.6
Networks, operations and support expenses	23,728	15.9	26,383	16.3
Employee benefit expenses	21,931	14.7	23,327	14.4
Selling and marketing	21,020	14.1	23,733	14.7
Cost in relation to information communication technology services	839	0.6	895	0.6
General, administrative and other expenses	12,175	8.2	12,953	8.0
Cost of telecommunications products sold	2,689	1.8	10,688	6.6
Finance costs, net of interest income	945	0.6	1,607	1.0
Realized gains on changes in fair value of derivative financial instrument	(1,239)	(0.8)	—	—
Other income-net	(962)	(0.7)	(1,221)	(0.8)

(1) Excludes fixed-line upfront connection fees of RMB0.49 billion in 2009 and RMB0.19 billion in 2010.

Interconnection Charges. Interconnection charges were RMB13.73 billion in 2010, up by 6.0% from 2009, primarily due to an increase in mobile interconnection traffic volume resulting from the increase of total usage of our mobile services. The increase in interconnection charges is consistent with the increase in interconnection revenues. Interconnection charges as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees) was 8.5% and 8.7% in 2010 and 2009, respectively.
Depreciation and Amortization. Our depreciation and amortization expenses were RMB54.43 billion in 2010, up by 14.4% from 2009. The increase was primarily because we focused on improving our 3G network capacity and expanding the 3G network coverage. Meanwhile, we continued to optimize our GSM network and expedited the broadband upgrade. As a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees), our depreciation and amortization expenses increased from 31.9% in 2009 to 33.6% in 2010.
Networks, Operations and Support Expenses. Due to various factors, including the expansion of networks, facilities and base stations and the increases in utilities charges and rental expenses, we incurred networks, operations and support expenses of RMB26.38 billion in 2010, up by 11.2% from 2009. Networks, operations and support expenses, as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees), increased from 15.9% in 2009 to 16.3% in 2010. As a result of an increase in the lease of underlying telecommunications networks from other telecommunications operators, the related line leasing fees was RMB1.54 billion, up by 29.4% from 2009. We completed an acquisition of fixed-line business of 21 provinces in southern China in January 2009. As the underlying telecommunications networks for such business are retained by Unicom Group, we operated those networks through an operating lease from Unicom Group from January 2009. As a result, we incurred a lease fee of RMB2.20 billion for leasing those telecommunications networks in 2010.
Employee Benefit Expenses. Due to various factors, such as increased employee insurance premium expenses and housing fund resulting from new regulations and generally improved social average wages in China, our employee benefit expenses increased by 6.4% from 2009 to RMB23.33 billion in 2010, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees), decreased from 14.7% in 2009 to 14.4% in 2010.
Selling and Marketing Expenses. Due to various factors, including the increased promotion of our key businesses such as 3G and broadband services and the increased costs of customer retention and channel subsidies, in 2010, our total selling and marketing expenses reached RMB23.73 billion, up by 12.9% from 2009, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees), increased from 14.1% in 2009 to 14.7% in 2010.
Cost in Relation to Information Communication Technology Services. Cost in relation to information communication technology in 2010 was RMB0.90 billion, up by 6.7% from last year. Correspondingly, revenue from ICT services in 2010 was RMB1.05 billion, up by 1.3% from last year.
General, Administrative and Other Expenses. We continued to closely control the growth of general and administrative expenses. Our general, administrative and other expenses was RMB12.95 billion in 2010, up by 6.4% compared with last year, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees), slightly decreased from 8.2% in 2009 to 8.0% in 2010.

Cost of Telecommunications Products Sold. In 2010, we launched more than one hundred models of custom-made 3G handsets (including iPhone 4), proactively implemented handsets subsidies packages and developed 3G contracting subscribers. As a result, the cost of telecommunications products sold amount to RMB10.69 billion, up by 297.5% from 2009. Correspondingly, revenue from sale of telecommunications products in 2010 amounted to RMB7.29 billion, up by 236.9% from 2009.
Finance Costs, Net of Interest Income. In 2010, we adopted low cost fund raising strategy including the issuance of commercial papers, promissory notes and convertible bonds to decrease our overall cost of capital to 3.2% from 4.1% in 2009. However, due to various factors including the increase in our interest-bearing debt, our finance costs, net of interest income, increased by 70.1% from RMB0.94 billion in 2009 to RMB1.61 billion in 2010.
Realized Gain on Changes in Fair Value of Derivative Financial Instrument. In order to strengthen our cooperation with Telefónica, we entered into a subscription agreement with Telefónica on September 6, 2009, pursuant to which each party completed the mutual investment of an equivalent of US$1 billion in each other through an acquisition of the other party’s shares on October 21, 2009. At the inception of the subscription agreement on September 6, 2009, our agreement to undertake the above mutual investment with Telefónica was accounted for as a derivative financial instrument in accordance with IAS/HKAS 39 “Financial instrument: Recognition and measurement”, as it represents a forward contract for the purchase of shares by Telefónica and us in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument was derecognized upon completion of the transaction on October 21, 2009. The changes in the fair value of the derivative financial instrument during the period from September 6, 2009 to October 21, 2009 resulted in a fair value gain of approximately RMB1.24 billion, which has been recorded in the consolidated statement of income for the year ended December 31, 2009.
Other Income-Net. In 2010, other income-net was RMB1.22 billion, up by 26.9% from 2009, of which, dividend received from investment in Telefónica was RMB0.48 billion, up by RMB0.27 billion from 2009.
Income Before Income Tax
In 2010, our income before income tax was RMB4.77 billion, down by 61.2% from 2009, mainly due to our initial development of the 3G business, in respect of which the related revenue is not yet sufficient to cover the increased costs and expenses, including depreciation and amortization charges, networks, operations and support expenses and selling and marketing expenses related to 3G handset subsidy cost.
In order to ensure the comparability of income before income tax and income for the year, we exclude the following non-comparable factors that are reflected in the figures of 2009 and 2010 for additional analysis purpose:
(1)	deferred fixed-line upfront connection fees of RMB0.19 billion for 2010 and RMB0.49 billion for 2009; and
(2)	realized gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009.
After excluding the above factors, our income before income tax would have been RMB4.58 billion, down by 56.6% from 2009.
Income Tax
Our income tax was RMB0.92 billion in 2010, down by 66.1% from 2009, and our effective tax rate in 2010 was 19.3%. Such decrease is mainly due to various factors, including the utilization of tax loss from the previous years of a subsidiary of our company against the current year taxable income and other favorable tax treatments. After excluding the factors discussed under Income Before Income Tax above, our effective tax rate in 2009 and 2010 would have been 22.9% and 20.1%, respectively.

Net Income for the Year
In 2010, our net income reached RMB3.85 billion, down by 59.7% from 2009. Our basic earnings per share was RMB0.163 in 2010. After excluding the factors discussed under the subsection Income Before Income Tax above, our net income from continuing operations would be RMB3.66 billion, down by 55.0% from 2009.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Revenue
2009 is the first year that we had a full-year operation following our merger with China Netcom. Despite various challenges, including global financial crisis, intensified telecommunications market competition, further downward adjustments in tariffs and decline of fixed-line voice business, we actively developed full-service operation with a focus on mobile and fixed-line broadband businesses. Revenue from our continuing operations for 2009 amounted to RMB153.95 billion, a decrease of 3.7% from RMB159.79 billion for 2008. Excluding the effects of fixed-line upfront connection fees of RMB0.49 billion and RMB0.89 billion in 2009 and 2008 respectively, and interconnection revenue of RMB0.99 billion between our certain fixed-line business and the discontinued operations of CDMA business in 2008, our revenue from continuing operations for 2009 would amount to RMB153.46 billion, a decrease of 2.8% from RMB157.91 billion in 2008, of which our telecommunications service revenue would be RMB149.10 billion, down by 1.2% from 2008.
Mobile Business Revenue
Revenue from our mobile business was RMB71.99 billion in 2009, of which telecommunications service revenue accounted for RMB69.77 billion, up by 8.6% compared with 2008. Telecommunications service revenue from our mobile business, as a percentage of our total telecommunications service revenue (excluding fixed-line upfront connection fees of RMB0.49 billion and RMB0.89 billion in 2009 and 2008 respectively, and interconnection revenue of RMB0.99 billion between our certain fixed-line business and the discontinued operations of CDMA business in 2008), increased from 42.6% in 2008 to 46.8% in 2009. The growth in revenue from our mobile business is primarily due to the continued increase in the total number of our mobile subscribers, partially offset by the decrease in our subscribers’ ARPU.
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

Value-Added Service Revenue. In 2009, we continued to actively promote mobile value-added services and mobile data business, and improved the penetration of SMS and “Cool Ringtone” services. As a result, revenue from our mobile value-added services amounted to RMB19.07 billion in 2009, an increase of 17.3% from RMB16.26 billion in 2008 and as a percentage of total mobile revenue increased from 25.0% in 2008 to 26.5% in 2009. Of the total revenue from mobile value-added services, revenue from our SMS services decreased by 8.2% from RMB6.52 billion in 2008 to RMB5.98 billion in 2009 and revenue from “Cool Ringtone” services increased by 15.7% from RMB2.49 billion in 2008 to RMB2.88 billion in 2009.
Interconnection Revenue. Our interconnection revenue increased by 21.3% from RMB6.78 billion in 2008 to RMB8.22 billion in 2009, and represented 11.4% of total mobile revenue in 2009 as compared with 10.4% in 2008. This increase is primarily due to the increased total usage of our mobile services.
Sales of Telecommunications Products. Revenue from our sale of mobile telecommunications products increased 270.3% from RMB532 million in 2008 to RMB1,970 million in 2009, mainly due to our efforts in sales of 3G mobile handsets.
Fixed-Line Business Revenue
In 2009, as mobile substitution further intensified and the declining trend of the fixed-line voice business continued, we further adjusted our business structure and continued to focus on the development of fixed-line broadband services and innovative business services. Excluding fixed-line upfront connection fees of RMB0.49 billion and RMB0.89 billion in 2009 and 2008 respectively, and interconnection revenue of RMB0.99 billion between our certain fixed-line business and the discontinued operations of CDMA business in 2008, our revenue from fixed-line business would have decreased by 12.2% from RMB92.08 billion in 2008 to RMB80.86 billion in 2009, of which telecommunications service revenue would have decreased by 8.5% from RMB86.38 billion in 2008 to RMB79.06 billion in 2009. See “D. Risk Factors—We may further lose fixed-line and mobile subscribers and our doubtful debt ratios may increase, which may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.
The table below sets forth the revenue composition of our fixed-line business and each revenue item’s respective share of total revenue from our fixed-line business for the years ended December 31, 2008 and 2009.

	For the Year Ended December 31,
	2008		2009
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line business(1)	92,077	100.0	80,863	100.0
Telecommunications service revenue(1)	86,376	93.8	79,059	97.8
Usage fee and monthly fee(1)	40,497	44.0	34,369	42.5
Fixed-line broadband, managed data and other internet-related service revenue	23,624	25.6	26,364	32.6
Interconnection revenue	7,342	8.0	5,599	6.9
Value-added service revenue	7,074	7.7	5,238	6.5
Leased line service revenue	5,492	6.0	5,683	7.0
Others	2,347	2.5	1,806	2.3
Information communication technology services and other revenue	4,339	4.7	1,611	2.0
Sales of fixed-line telecommunications products	1,362	1.5	193	0.2

(1)
Excludes fixed-line upfront connection fees of RMB0.49 billion in 2009 and RMB0.89 billion in 2008 and interconnection revenue of RMB0.99 billion between certain fixed-line business and the discontinued operations of CDMA business in 2008. Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. In addition, upon disposal of the CDMA business in 2008, interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business will not be recognized anymore. Therefore, we consider that analyses of our operating results excluding upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business are more relevant to the readers of this report.

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
As a result of further implementation of the “Calling-Party-Pays” tariff policy for mobile services and continuing downward adjustments of tariffs for fixed-line services, the substitution effect of fixed-line local services by mobile services became more intense. We experienced significant decline in the number of our fixed-line local telephone subscribers and substantial decline in revenue. Our local telephone subscribers decreased in 2009 by 6.2% from 109.57 million at the end of 2008 to 102.82 million at the end of 2009. ARPU of the local telephone business decreased by 11.3% from 2008 to RMB31.4 in 2009. Total usage of local calls decreased by 8.9% from 2008 to 185.54 billion pulses in 2009 (excluding Internet dial-up usage) and total usage of long distance calls decreased by 18.3% from 41.11 billion minutes in 2008 to 33.58 billion minutes in 2009. As a result, revenue from our usage fees and monthly fees in 2009 decreased by 15.1% from RMB40.50 billion in 2008 to RMB34.37 billion in 2009.
Fixed-Line Broadband, managed data and other Internet-related services revenue. Revenue from our fixed-line broadband, managed data and other internet-related service include revenue generated from DSL, LAN, and broadband-related value-added services, fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services and revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from our fixed-line broadband, managed data and other internet-related service increased by 11.6% from RMB23.62 billion in 2008 to RMB26.36 billion in 2009, as a result of an increase in revenue from fixed-line broadband services, partially offset by a decrease in revenue from managed data and other Internet-related services services.
In 2009, our fixed-line broadband business continued to maintain a rapid growth as a result of our efforts in improving broadband access speed, enriching application contents and implementing diversified sales strategies. Our fixed-line broadband subscribers increased by 28.2% from 2008 to 38.55 million in 2009. ARPU of our fixed-line broadband business decreased from RMB63.6 in 2008 to RMB57.2 in 2009, mainly because: (i) a significant portion of our new broadband subscribers consist of users from rural areas in China who tend to have limited usage of broadband services, and (ii) the general decreasing tariff resulted from intensified market competition. However, revenue from our fixed-line broadband service increased significantly by 14.0% from 2008 to RMB23.90 billion in 2009, and as a percentage of the fixed-line service revenue, increased from 22.8% in 2008 to 29.6% in 2009. Fixed-line broadband service has become the main factor in counteracting the effect of mobile substitution in the decline of our fixed-line voice business. Revenue from our managed data services increased by 3.7% from RMB1.41 billion in 2008 to RMB1.46 billion in 2009. Revenue from other Internet-related services decreased by 19.8% from RMB1.25 billion in 2008 to RMB1.01 billion in 2009.
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
The table below sets forth the major items of costs, expenses and others from continuing operations and their respective percentage of the total telecommunications services revenue from continuing operations for the years 2008 and 2009:

	For the Year Ended December 31,
	2008		2009
	RMB in millions	% of Total	RMB in millions	% of Total
Continuing Operations
Total telecommunications services revenue(1)	150,953	100.0	149,103	100.0
Costs, expenses and others	155,733	103.2	141,668	95.0
Interconnection charges	13,038	8.6	12,955	8.7
Depreciation and amortization	51,847	34.3	47,587	31.9
Networks, operations and support expenses	18,736	12.4	23,728	15.9
Employee benefit expenses	20,758	13.8	21,931	14.7
Selling and marketing	19,614	13.0	21,020	14.1
Cost in relation to information communication technology services	3,010	2.0	839	0.6
General, administrative and other expenses	13,217	8.8	12,175	8.2
Cost of telecommunications products sold(1)	2,156	1.4	2,689	1.8
Finance costs, net of interest income	3,004	2.0	945	0.6
Impairment loss on property, plant and equipment	12,494	8.3	—	—
Realized gains on changes in fair value of derivative financial instrument	—	—	(1,239)	(0.8)
Other income-net	(2,141)	(1.4)	(962)	(0.7)

(1)
Excludes fixed-line upfront connection fees of RMB0.49 billion in 2009 and RMB0.89 billion in 2008 and interconnection revenue of RMB0.99 billion between certain fixed-line business and the discontinued operations of CDMA business in 2008.

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
Networks, Operations and Support Expenses. We completed an acquisition of fixed-line business of 21 provinces in southern China in January 2009. As the underlying telecommunications networks for such business are retained by Unicom Group, we operated those networks through an operating lease from Unicom Group from January 2009. As a result, we incurred a lease fee of RMB2.00 billion for leasing those telecommunications networks in 2009. In addition, due to various factors, including the launch of 3G services, the expansion of GSM networks facilities and base stations and the increases in utilities charges and repair and maintenance expenses, we incurred networks, operations and support expenses of RMB23.73 billion in 2009, up by 26.6% from 2008. Networks, operations and support expenses, as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business in 2008), increased by 2.2% from 2008 to 15.9% in 2009. As a result of network resources sharing and utilization of synergies, the related line leasing fees was RMB1.19 billion, down by 22.7% from 2008.
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
Realized Gain on Changes in Fair Value of Derivative Financial Instrument. In order to strengthen our cooperation with Telefónica, we entered into a subscription agreement with Telefónica on September 6, 2009, pursuant to which each party completed the mutual investment of an equivalent of US$1 billion in each other through an acquisition of the other party’s shares on October 21, 2009. At the inception of the subscription agreement on September 6, 2009, our agreement to undertake the above mutual investment with Telefónica was accounted for as a derivative financial instrument in accordance with IAS/HKAS 39 “Financial instrument: Recognition and measurement”, as it represents a forward contract for the purchase of shares by Telefónica and us in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument was derecognized upon completion of the transaction on October 21, 2009. The changes in the fair value of the derivative financial instrument during the period from September 6, 2009 to October 21, 2009 resulted in a fair value gain of approximately RMB1.24 billion, which has been recorded in the consolidated statement of income for the year ended December 31, 2009.

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
In order to ensure the comparability of income before income tax and income for the year, we exclude the following non-comparable factors that are reflected in the figures of 2008 and 2009 for additional analysis purpose:
(1)	deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008;
(2)	gain of RMB0.04 billion from the non-monetary assets exchange for 2009 and RMB1.31 billion for 2008;
(3)	realized gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009; and
(4) impairment loss of RMB11.84 billion on PHS services related equipment in 2008.
After excluding the above factors, our income from continuing operations before income tax would be RMB10.51 billion, down by 23.3% from 2008. Such decrease is mainly due to two reasons: (i) the decline of fixed-line voice business, which has been a consistent trend in recent years due to further intensified mobile substitution and contraction of PHS industry; and (ii) the initial development stage of our 3G business, during which we incurred significant costs in connection with 3G network operations and business development increased in a much more rapid rate than the increase of our revenue from the 3G business. Such decrease in income from continuing operations before income tax was partially offset by the decrease in our total costs and expenses in 2009 as discussed above.
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

Liquidity and Capital Resources
Working Capital and Cash Flows
As of December 31, 2010, we had RMB22.50 billion of cash and cash equivalents, as compared with RMB7.82 billion as of December 31, 2009 and RMB10.24 billion as of December 31, 2008. As of December 31, 2010, we had RMB0.27 billion of short-term bank deposits, as compared with RMB1.00 billion as of December 31, 2009. As of December 31, 2010, we had a working capital deficit (current liabilities less current assets) of RMB156.03 billion, representing a decrease by 7.8% from the working capital deficit of RMB169.21 billion as of December 31, 2009. The decrease in working capital deficit in 2010 primarily resulted from the increase in our cash and cash equivalents.
A global financial crisis that unfolded in 2008 and has continued during 2009 has widely and adversely affected the financing markets of a number of countries where the banks and other financial institutions are reluctant to lend and impose stricter terms in their lending. Changes in the macroeconomic environment arising from the current global financial crisis had a material adverse impact on economic activity in the PRC in 2008 and 2009. However, under a series of economic stimulus packages launched by the PRC Government, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in the PRC. As of December 31, 2010, we had revolving banking facilities of RMB114.0 billion, of which, RMB88.4 billion was unutilized. Meanwhile, we will continue to optimize our fund raising strategy from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in the PRC, and net cash inflows from our operations.
The following table sets forth cash inflows and outflows in 2008, 2009 and 2010.

	For the Year Ended December 31,
	2008	2009	2010
	RMB in millions	RMB in millions	RMB in millions
Net cash inflow from operating activities of continuing operations	57,241	57,733	66,344
Net cash outflow from investing activities of continuing operations	(61,026)	(85,308)	(76,614)
Net cash (outflow)/inflow from financing activities of continuing operations	(28,786)	30,197	19,824

Net cash (outflow)/inflow from continuing operations	(32,571)	2,622	9,554
Net cash inflow/(outflow) from discontinued operations	30,145	(5,039)	5,121

Net (decrease)/increase in cash and cash equivalents	(2,426)	(2,417)	14,675

Our net cash inflow from operating activities of continuing operations increased by 0.9% from RMB57.24 billion in 2008 to RMB57.73 billion in 2009, and further increased by 14.9% to RMB66.34 billion in 2010. The increase in net cash inflow from operating activities in 2010 was mainly due to an increase in cash generated from operations as a result of 3G business development and a decrease in the amount of income tax paid as a result of the lower income before income tax.
Our net cash outflow from investing activities of continuing operations increased by 39.8% from RMB61.03 billion in 2008 to RMB85.31 billion in 2009, and decreased by 10.2% to RMB76.61 billion in 2010. The increase in 2009 was mainly due to the significant increase in our capital expenditure attributable to 3G network construction, partially offset by the effect that we no longer have any cash outflow from investing activities associated with the construction of fixed-line network assets in southern China, as a result of our acquisition from Unicom Group of the telecommunications business in 21 provinces in southern China in 2009 (see “—Acquisition of Fixed-Line Telecommunications Business in 21 Provinces in Southern China” above). The decrease in 2010 was mainly due to the effect that we no longer have any cash outflow from investing activities associated with the consideration for purchase of entities and businesses under common control.
Our net cash outflow from financing activities changed from RMB28.79 billion in 2008 to net cash inflow from financing activities of RMB30.20 billion in 2009, primarily due to the increase in our short-term bank loans in 2009, partially offset by the effect that we no longer have any cash inflow from intercompany loans associated with the construction of fixed-line network assets, as a result of our acquisition from Unicom Group of the telecommunications business in 21 provinces in southern China in 2009 (see “—Operating Results” above). Our net cash inflow from financing activities decreased to RMB19.82 billion in 2010, primarily as a result of a decrease in the net increase of our indebtedness in 2010 from 2009, reflecting our decreased needs for new financings, primarily due to the increase in our net cash inflow from operating activities and the decrease in our net cash outflow from investing activities.

Our net cash inflow from discontinued operations changed from RMB30.15 billion in 2008 to net cash outflow of RMB5.04 billion in 2009, and further changed to net cash inflow of RMB5.12 billion in 2010, mainly resulting from our receipt of proceeds in 2008 in relation to the sale of our CDMA business, our payment made in 2009 of the income tax in relation to the sale of our CDMA business in 2008, and our receipt of proceeds in 2010 in relation to the disposal of our CDMA business in 2008.
Indebtedness and Capital Structure
The following table sets forth the amount of cash, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2008, 2009 and 2010.

	As of December 31,
	2008	2009	2010
	(RMB in millions, except percentages)
Cash and cash equivalent and short-term bank deposits	10,652	8,816	22,768
Total assets	380,318	417,045	441,453
Short-term debt	21,996	66,601	61,944
Short-term bank loans	10,780	63,909	36,727
Commercial papers	10,000	—	23,000
Current portion of long-term bank loans	1,216	62	58
Amounts due to related parties	—	2,104	2,033
Notes payables included in accounts payable and accrued liabilities	—	500	—
Current portion of obligations under finance lease included in other obligations	—	26	126
Long-term debt	43,649	7,862	35,098
Long-term loans due to ultimate holding company	35,652	—	—
Promissory notes	—	—	15,000
Corporate bonds	7,000	7,000	7,000
Convertible bonds	—	—	11,558
Non-current portion of long-term bank loans	997	759	1,462
Non-current portion of obligations under finance lease	—	103	78
Equity attributable to owners of the parent	197,233	206,467	205,841
Debt-to-capitalization ratio(1)	25.0%	26.5%	32.0%
Debt-to-equity ratio(2)	33.3%	36.1%	47.1%

(1)
Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + equity attributable to owners of the parent).

(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/equity attributable to owners of the parent.
Our debt-to-capitalization ratio was 32.0% at the end of 2010, compared to 26.5% at the end of 2009, and 25.0% at the end of 2008. Our debt-to-equity ratio was 47.1% at the end of 2010, compared to 36.1% at the end of 2009, and 33.3% at the end of 2008. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits by RMB74.27 billion as of December 31, 2010, compared to 65.65 billion as of December 31, 2009 and RMB54.99 billion as of December 31, 2008. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs.
Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar, HK dollar and Euro, was RMB38.25 billion at the end of 2010, compared to RMB64.73 billion at the end of 2009 and RMB12.99 billion at the end of 2008. The decrease in 2010 resulted primarily from a decrease in the borrowings of short-term bank loans. The increase in 2009 resulted primarily from the borrowings of short-term bank loans to finance the telecommunications network construction and the off-market share repurchase completed during the year. The loan agreement does not include financial performance or other covenants which may materially restrict our operations or those of CUCL, our principal operating subsidiary in China. As of December 31, 2010, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.

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
In addition, prior to our merger with China Netcom, China Netcom’s wholly-owned subsidiary, CNC China (which merged with, and was absorbed by, our wholly-owned subsidiary, CUCL, in January 2009), issued two tranches of RMB10 billion unsecured commercial papers in the PRC capital market with repayment periods of 365 days and 270 days on April 30, 2007 and September 18, 2007, respectively. The effective interest rates were 3.34% and 3.93% per annum, respectively. These commercial papers were fully repaid on May 9, 2008 and June 16, 2008, respectively. On October 6, 2008, CNC China also issued RMB10 billion unsecured commercial paper in the PRC capital market with payment period of 365 days. The effective interest rate is 4.47% per annum. The commercial paper was fully repaid in October 2009.
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
On September 20, 2010, CUCL completed the issue of the second tranche of commercial paper for the year 2010 in an amount of RMB8 billion, with a maturity period of 365 days and at an interest rate of 2.81% per annum. On the same date, CUCL completed the issue of the second tranche of promissory note for the year 2010 in an amount of RMB12 billion, with a maturity period of 3 years and at an interest rate of 3.31% per annum.
On October 18, 2010, Billion Express Investments Limited, a wholly-owned subsidiary of our company, issued the 2015 Convertible Bonds, which are guaranteed by our company and are exchangeable into ordinary shares of our company. Pursuant to the subscription agreement with respect to the 2015 Convertible Bonds, the holders of the 2015 Convertible Bonds may, beginning on November 28, 2010, elect to convert its bonds into our ordinary shares at an initial conversion price of HK$15.85 per share, subject to certain adjustments. As of April 30, 2011, none of the 2015 Convertible Bonds has been converted into our ordinary shares.

Contractual Obligations and Commercial Commitments
The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2010.

		Less than 1	Between 1 and	Between 2 and
	Total	year	2 years	5 years	Over 5 years
Short-term bank loans (1)*	37,319	37,319	—	—	—
Commercial papers (2)*	23,621	23,621	—	—	—
Long-term bank loans (3)*	1,734	103	94	1,004	533
Corporate bonds (4)*	8,425	355	355	5,535	2,180
Convertible bonds (5)*	12,634	91	91	12,452	—
Promissory notes (6)*	16,528	509	509	15,510	—
Other obligations	2,806	2,640	92	27	47
Capital commitments (7)	8,383	5,792	811	456	1,324
Operating leases commitments (7)
Telecommunications networks leasing arrangement in 21 provinces in southern China	5,000	2,400	2,600	—	—
Other commitments	6,403	1,846	1,331	2,276	950

Total obligations	122,853	74,676	5,883	37,260	5,034

*	Interest included

(1)	See Note 27 “Short-Term Bank Loans” to our consolidated financial statements.

(2)	See Note 26 “Commercial Papers” to our consolidated financial statements.

(3)	See Note 20 “Long-Term Bank Loans” to our consolidated financial statements.

(4)	See Note 23 “Corporate Bonds” to our consolidated financial statements.

(5)	See Note 22 “Convertible Bonds” to our consolidated financial statements.

(6)	See Note 21 “Promissory Notes” to our consolidated financial statements.

(7)	See Note 41 “Contingencies and Commitments” to our consolidated financial statements.
Trend Information
Please refer to the discussion in sections headed “—Overview” and “—Operating Results” under this Item 5.
Off-Balance Sheet Arrangements
As of December 31, 2010, except for the operating lease of the telecommunications networks in 21 provinces in southern China set forth above in “—Contractual Obligations and Commercial Commitments”, we did not have any other off-balance sheet arrangement.
Capital Expenditures
The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the Year Ended December 31,
	2009		2010		2011
	(RMB in	As a	(RMB in	As a	(RMB in	As a
	billions)	percentage	billions)	Percentage	billions)	Percentage
Mobile business	56.98	50.7%	23.17	33.0%	22.88	31.0%
Broadband and data business	18.80	16.7%	22.45	32.0%	18.75	25.4%
Infrastructure and transmission network	25.01	22.2%	16.96	24.2%	19.48	26.4%
Others (1)	11.68	10.4%	7.61	10.8%	12.69	17.2%

Total	112.47	100.0%	70.19	100.0%	73.80	100.0%

(1)	Other expenditures consist of innovation and value-added platform, IT system, fixed-line business and procurement of miscellaneous assets, equipment and spare parts.
Our capital expenditure totaled RMB70.19 billion in 2010, which mainly consisted of investment in mobile business, broadband and data business, and infrastructure and transmission networks. In 2010, capital expenditure attributable to mobile business was RMB23.17 billion; capital expenditure attributable to broadband and data business was RMB22.45 billion; capital expenditure attributable to infrastructure and transmission networks was RMB16.96 billion.

Our projected capital expenditure for 2011 is estimated to be approximately RMB73.80 billion, a significant portion of which will continue to be used for investments in our mobile business, fixed-line broadband and data business and infrastructure and networks.
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
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Chang Xiaobing	54	Chairman of the Board of Directors and Chief Executive Officer
Lu Yimin	47	Executive Director and President
Tong Jilu(1)	53	Executive Director and Senior Vice President
Li Fushen(2)	48	Executive Director and Chief Financial Officer
Cesareo Alierta Izuel	66	Non-Executive Director
Cheung Wing Lam Linus	62	Independent Non-Executive Director
Wong Wai Ming	53	Independent Non-Executive Director
John Lawson Thornton	57	Independent Non-Executive Director
Timpson Chung Shui Ming	59	Independent Non-Executive Director
Cai Hongbin(3)	43	Independent Non-Executive Director
Li Jianguo	57	Senior Vice President
Li Gang	53	Senior Vice President
Zhang Junan	54	Senior Vice President
Jiang Zhengxin	54	Senior Vice President
Shao Guanglu(4)	47	Senior Vice President

(1)
Mr. Tong Jilu resigned as the Chief Financial Officer of our company and was appointed as a Senior Vice President of our company, each on March 30, 2011. Mr. Zuo Xunsheng resigned as an Executive Director and a Senior Vice President of our company on March 30, 2011. Each of Mr. Pei Aihua and Mr. Zhao Jidong resigned as a Senior Vice President of our company on March 30, 2011.

(2)	Mr. Li Fushen resigned as a Senior Vice President of our company and was appointed as an Executive Director and the Chief Financial Officer of our company, each on March 30, 2011.

(3)	Mr. Cai Hongbin was appointed as an Independent Non-Executive Director of our company on May 13, 2010.

(4)	Mr. Shao Guanglu was appointed as a Senior Vice President of our company on April 26, 2011.
Mr. Chang Xiaobing was appointed in December 2004 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a bachelor’s degree in telecommunications engineering and received a master’s degree in business administration from Tsinghua University in 2001. He received a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining China United Telecommunications Corporation, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Province and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the former Ministry of Information Industry, Vice President of China Telecommunications Corporation, as well as Executive Director and President of China Telecom Corporation Limited. Mr. Chang was appointed the Chairman of China United Telecommunications Corporation in November 2004. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). Mr. Chang has served as a Director of Telefónica since May 2011. He also serves as the Chairman of Unicom Group, A Share Company and CUCL, respectively. Mr. Chang has extensive operational and managerial experience in the telecommunications industry.

Mr. Lu Yimin was appointed as an Executive Director of the Company in October 2008 and President of the Company in February 2009. Mr. Lu, a researcher level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1985 and then was awarded a master’s degree in public administration by the John F. Kennedy School of Government at Harvard University. Mr. Lu joined Netcom Group in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since May 2008. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also a Director and President of A Share Company, and a Director and President of CUCL. Mr. Lu has extensive experience in government administration and business management.
Mr. Tong Jilu was appointed as an Executive Director of the Company in February 2004 and Senior Vice President of the Company in March 2011. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a doctor’s degree in management from the Hong Kong Polytechnic University in 2009. Mr. Tong was Deputy Director General of the Posts and Telecommunications Administration of Liaoning Province, as well as the Posts Office of Liaoning Province. Mr. Tong joined China United Telecommunications Corporation in July 2000. He served first as Chief Accountant and later a Vice President and, from September 2003, a Director of China United Telecommunications Corporation. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). From February 2004 to March 2011, Mr. Tong served as Chief Financial Officer of the Company. Mr. Tong now serves as a Director and Vice President of Unicom Group. He is also a Director of A Share Company, and a Director and Senior Vice President of CUCL. Mr. Tong has extensive operation and financial management experience in telecommunications companies.
Mr. Li Fushen was appointed in March 2011 as an Executive Director and Chief Financial Officer of the Company. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master’s degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom since September 2005 and has served as Executive Director of China Netcom since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. From February 2009 to March 2011, Mr. Li served as a Senior Vice President of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since July 2007. Mr. Li is a Vice President of Unicom Group, a Director of A Share Company, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Cesareo Alierta Izuel was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta has been a member of the Board of Directors of Telefónica (listed on various stock exchanges including Madrid, New York and London) from January 1997 and has been Chairman of Telefónica since July 2000. Mr. Alierta is a member of the Board of Directors of Telecom Italia (listed on the stock exchange of Milan) and of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). He is also the Chairman of the Social Board of the UNED (National Long Distance Spanish University) and a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts’ Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree of business administration at the University of Columbia (New York) in 1970.
Mr. Cheung Wing Lam Linus was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Chairman of the University of Hong Kong School of Professional and Continuing Education. Besides, Mr. Cheung is an independent Non-Executive Director of Taikang Life Insurance Company Limited and a Non-Executive Director of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung also serves as President of the Chartered Institute of Marketing (Hong Kong Region) and Adjunct Professor of the Chinese University of Hong Kong. Mr. Cheung was Chairman of Asia Television Limited and Deputy Chairman of PCCW Limited. Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.
Mr. Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Senior Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Besides, Mr. Wong is an Independent Non-Executive Director of I.T Limited (listed on the Hong Kong Stock Exchange) and a Non-Executive Director of Linmark Group (listed on the Hong Kong Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was a Chief Executive Officer and Executive Director of Roly International Holdings Limited and an Executive Director of Linmark Group. Mr. Wong was also a Non-Executive Director of Kingsoft Corporation Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.
Mr. John Lawson Thornton was appointed in October 2008 as an Independent Non-Executive Director of the Company and is currently a Professor and Director of the Global Leadership Program at the Tsinghua University School of Economics and Management in Beijing. He is also the Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He is a Director and Non-Executive Chairman of HSBC North America Holdings Inc., as well as a Director of HSBC Holdings plc (listed on the Hong Kong Stock Exchange, London Stock Exchange, New York Stock Exchange, Paris Stock Exchange and Bermuda Stock Exchange). He is also a Director of the Ford Motor Company (listed on the New York Stock Exchange) and News Corporation, Inc. (listed on the NASDAQ Global Select Market and the Australian Stock Exchange). Mr. Thornton is a trustee, advisory board member or member of the Asia Society, China Foreign Affairs University, China Institute, China Investment Corporation, China Reform Forum, China Securities Regulatory Commission, Council on Foreign Relations, General Atlantic, The Hotchkiss School, McKinsey Knowledge Council, Morehouse College, and the National Committee on U.S.-China Relations. He is the Chairman of the Advisory Board of the Tsinghua University School of Economics and Management. Mr. Thornton served as a Director of Intel Corporation from July 2003 to May 2010, an Independent Non-Executive Director of China Netcom from October 2004 to November 2008 and as an Independent Non-Executive Director of Industrial and Commercial Bank of China from October 2005 to November 2008. Mr. Thornton retired in July 2003 as President, Co-Chief Operating Officer and a Director of The Goldman Sachs Group, Inc. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and an M.P.P.M. from the Yale School of Management in 1980.

Mr. Timpson Chung Shui Ming was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is currently a member of the National Committee of the 11th Chinese People’s Political Consultative Conference. He is also the Chairman of the Advisory Committee on Arts Development. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, Nine Dragons Paper (Holdings) Limited and China Overseas Grand Oceans Group Limited (all listed on the Hong Kong Stock Exchange). Mr. Chung is also an Independent Director of China State Construction Eng. Corp. Ltd. and China Everbright Bank Company Limited (both listed on the Shanghai Stock Exchange). From October 2004 to November 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited, the Deputy Chief Executive Officer of BOC International Limited and the Independent Non-Executive Director of Tai Shing International (Holdings) Limited. He was also the Director General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree of business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.
Mr. Cai Hongbin was appointed in May 2010 as an Independent Non-Executive Director of the Company. Mr. Cai is currently the Dean of and a Professor in Applied Economics at Guanghua School of Management at Peking University, a Director of J. Mirrlees Institute of Economic Policy Research at Peking University and an Associate Director of Center of Poverty Research at Peking University. Besides, Mr. Cai is Independent Non-Executive Director of Concord Medical Services Holdings Limited (listed on the New York Stock Exchange), China Everbright Bank Company Limited (listed on the Shanghai Stock Exchange) and Beijing Venustech Inc. (listed on the Shenzhen Stock Exchange). Prior to joining Guanghua School of Management at Peking University, Mr. Cai served as an Assistant Professor of the Economics Department at University of California, Los Angeles, from 1997 to 2005. Mr. Cai received a bachelor’s degree in Mathematics from Wuhan University in 1988, a master’s degree in Economics from Peking University in 1991, and a doctoral degree in Economics from Stanford University in 1997. In addition, Mr. Cai was awarded New Century Excellent Talents in University from Ministry of Education of the PRC, or the Ministry of Education in 2006, the National Outstanding Young Researcher from National Science Foundation of China in 2007 and the National Changjiang Scholar from the Ministry of Education in 2008. Mr. Cai has carried out extensive research in the areas of, among others, game theory, industrial organization, corporate finance and Chinese economy, and has published many academic papers in top international and national journals.
Ms. Li Jianguo was appointed as Senior Vice President of the Company in February 2009. Ms. Li graduated from the Xiangtan University with a bachelor’s degree in Chemical Engineering in 1982 and received a master’s degree in business administration from the Hong Kong Polytechnic University in 2006. From June 2000 to July 2007, Ms. Li held various senior positions in China United Telecommunications Corporation, including serving as a Director and Chairperson of the Labour Union. Ms. Li also served as the Chairperson of the Board of Supervisors of A Shares Company from December 2001 to July 2007 and as Executive Director of the Company from April 2006 to July 2007. Ms. Li served as Senior Management in Netcom Group since July 2007. She has also served as Executive Director of China Netcom since July 2007. Ms. Li holds a senior managerial position in Unicom Group. Ms. Li is the Chairman of the Supervisory Board of A Share Company, as well as Director and Senior Vice President of CUCL. Ms. Li held leading positions in various enterprises, local governments and state ministries and committees for long period of time, and she has extensive working and management experiences in government, authorities and enterprises.

Mr. Li Gang was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Li graduated from Beijing University of Posts and Telecommunications in 1985 and received a master’s degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Deputy Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Limited and as the Chairman and General Manager of Beijing Mobile Communication Co., Limited. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). From April 2006 to October 2008, Mr. Li served as an Executive Director of the Company. Mr. Li is a Deputy General Manager of Unicom Group, Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.
Mr. Zhang Junan was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Zhang graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master’s degree in business administration from the Australian National University in 2002 and a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2008. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Limited. Mr. Zhang joined the China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). From April 2006 to October 2008, Mr. Zhang served as the Executive Director of the Company. In addition, Mr. Zhang serves as a Non-Executive Director of China Communications Services Corporation Limited. Mr. Zhang also serves as Vice President of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.
Mr. Jiang Zhengxin was appointed as Senior Vice President of the Company in February 2009. Mr. Jiang is a senior engineer of professor level. He received a bachelor’s degree in radio engineering from Beijing University of Posts and Telecommunications in 1982, a master’s degree in business administration from Jilin University in 2001, and a PhD in political economy from Jilin University in 2006. Mr. Jiang served as Deputy Director of the Bureau of Telecommunications Administration in Changchun of Jilin Province from February 1998 to July 1999. He was the Deputy General Manager of Jilin Mobile Communication Company from July 1999 to March 2004. He served as the Deputy General Manager of South Communication Co. Limited of Netcom Group from March 2004 to June 2004, and he was the General Manager of Zhejiang Branch of Netcom Group from June 2004 to September 2007. He has served as Deputy General Manager of Netcom Group since September 2007. Mr. Jiang is a Deputy General Manager of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Jiang has worked in the telecommunications industry for a long period of time and has extensive management experience.
Mr. Shao Guanglu was appointed as Senior Vice President of the Company in April 2011. Mr. Shao is a senior engineer. He received a bachelor’s degree from Harbin Institute of Technology in 1985, a master’s degree in engineering and a master’s degree in economics from Harbin Institute of Technology in 1988 and 1990, respectively, a master’s degree in management from BI Norwegian Business School in 2002 and a doctor’s degree in management from Nankai University in 2009. Mr. Shao joined China United Telecommunications Corporation in February 1995. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). Mr. Shao was Deputy General Manager of Tianjin Branch, Deputy General Manager of Henan Branch, General Manager of Guangxi Branch, as well as General Manager of Human Resource Department of Unicom Group. Mr. Shao also serves as a Vice President of Unicom Group. Mr. Shao has worked in the telecommunications industry for a long period of time and has extensive management experience.

B. Compensation
The aggregate compensation and other benefits paid by us to our directors as a group in 2010 was approximately RMB12.66 million, while retirement benefits paid by us were approximately RMB112,000. Each of our executive directors participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. Some of our directors also hold options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option schemes and options granted to our directors as well as compensation for the year 2010.
C. Board Practices
General
Pursuant to our articles of association, at each annual general meeting, one-third of our directors retire from office by rotation. The retiring directors are eligible for re-election. The Board may at any time appoint a new director to fill a vacancy or as an additional director. The Board may also appoint and remove our executive officers. No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreements, except certain statutory compensation. The following table sets forth certain information concerning our current directors and former directors who served as directors in 2010.

Resignation or
Name	Appointment Date	Re-appointment Date	Retirement Date
Current Directors

Chang Xiaobing	December 21, 2004	May 12, 2006 and May 26, 2009	—
Lu Yimin	October 15, 2008	May 26, 2009 and May 24, 2011	—
Tong Jilu	February 1, 2004	May 12, 2004, May 12, 2006, May 16, 2008 and May 12, 2010	—
Li Fushen	March 30, 2011	May 24, 2011	—
Cesareo Alierta Izuel	October 15, 2008	May 26, 2009 and May 24, 2011	—
Cheung Wing Lam Linus	May 12, 2004	May 12, 2006, May 16, 2008 and May 12, 2010	—
Wong Wai Ming	January 19, 2006	May 12, 2006, May 26, 2009 and May 24, 2011	—
John Lawson Thornton	October 15, 2008	May 26, 2009	—
Timpson Chung Shui Ming	October 15, 2008	May 26, 2009	—
Cai Hongbin	May 13, 2010	May 24, 2011	—

Former Directors

Zuo Xunsheng	October 15, 2008	May 26, 2009 and May 12, 2010	March 30, 2011
Wu Jinglian	April 20, 2000	May 13, 2002,May 12, 2004, May 12, 2005 and May 11, 2007	May 12, 2010
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
As of April 30, 2011, the members of the audit committee are Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Cai Hongbin.

Remuneration Committee
The remuneration committee meets regularly to consider human resources issues, issuance of options and other matters relating to compensation. In particular, the remuneration committee makes recommendations to the Board on directors’ compensation. The primary duties of the remuneration committee are to make recommendations to the Board regarding the remuneration structure of the executive directors and senior management and to determine specific remuneration packages for the executive directors and senior management on behalf of the Board. The remuneration committee is also responsible for operating our employee share option scheme and any other incentive scheme as they apply to the executive directors, including determining the granting of options to executive directors. As of April 30, 2011, the members of the remuneration committee are Mr. Cheung Wing Lam Linus (Chairman of the remuneration committee), Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Cai Hongbin.
D. Employees
As of December 31, 2008, 2009 and 2010, we had a total number of 204,615, 321,772 and 310,030 employees, respectively. The employees as of December 31, 2010 are classified by function as follows:

By Function	Number of Employees
Employees	215,815
Management and administration	23,211
Sales and customer service	63,380
Product and Marketing	18,282
Network construction and maintenance	81,021
Support	27,392
Others	2,529
Temporary employees	94,215

Total	310,030
E. Share Ownership
As of April 30, 2011, our directors who own shares in our company are listed as follows:

		Ordinary	Percentage of Total
Name	Capacity and Nature	Shares Held	Issued Shares
Cheung Wing Lam Linus	Beneficial Owner (Personal)	400,000	0.0017%
Timpson Chung Shui Ming	Beneficial Owner (Personal)	6,000	0.0000%
Apart from those disclosed herein, as of April 30, 2011, our other directors as a group do not own any shares in our company.

As of April 30, 2011, our directors as a group hold options for 2,911,840 shares, or approximately 0.012% of our issued and outstanding share capital, including the following options granted under our pre-global offering share option scheme, share option scheme, and special purpose share option scheme:

		Number of
	Capacity and	Shares		Exercise	Consideration	Compensation
Name	Nature	Covered(1)	Expiration Date	Price	Paid	for 2010
						(RMB in thousands)
Directors
Chang Xiaobing	Beneficial Owner	526,000	December 20, 2012(3)	HK$6.20	HK$1.00	3,206
	(Personal)	746,000	February 14, 2013(3)	HK$6.35	HK$1.00
Lu Yimin	—	—	—	—	—	2,637
Tong Jilu	Beneficial Owner	292,000	June 22, 2011(3)	HK$15.42	HK$1.00	2,408
	(Personal)	92,000	July 19, 2012(3)	HK$5.92	HK$1.00
		460,000	February 14, 2013(3)	HK$6.35	HK$1.00
	Beneficial Owner	32,000	July 19, 2012(3)	HK$5.92	HK$1.00
	(Spouse)	40,000	February 14, 2013(3)	HK$6.35	HK$1.00
Li Fushen	Beneficial Owner (Personal)	723,840	November 16, 2012(3)	HK$5.57	—	2,225
Cesareo Alierta Izuel	—	—	—	—	—	261
Cheung Wing Lam Linus	—	—	—	—	—	351
Wong Wai Ming	—	—	—	—	—	366
John Lawson Thornton	—	—	—	—	—	340
Timpson Chung Shui Ming	—	—	—	—	—	340
Cai Hongbin	—	—	—	—	—	217
Employees(2)		4,058,000	June 22, 2011(3)	HK$15.42	HK$1.00
		8,956,000	May 20, 2012(3)	HK$4.30	HK$1.00
		40,900,000	July 19, 2012(3)	HK$5.92	HK$1.00
		128,000	December 20, 2012(3)	HK$6.20	HK$1.00
		150,310,000	February 14, 2013(3)	HK$6.35	HK$1.00
		99,131,916	November 16, 2012(3)	HK$5.57	HK$1.00
		88,929,468	December 5, 2012(3)	HK$8.26	HK$1.00

(1)	Each option gives the holder the right to subscribe for one share.

(2)
In 2009, the exercise periods of approximately 25,000,000 options were extended by one year by the Board pursuant to the terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. The reasons for such extension were that (i) the holders of those options were determined by the Board as “Transferred Personnel” under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those options were not exercisable due to a “Mandatory Moratorium” under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. Due to the “Mandatory Moratorium” continuing to be in force, the Board further extended the exercise periods of certain options by one year in March 2010 and March 2011 under the respective terms of the Share Option Scheme. As of December 31, 2010, approximately 23,600,000 share options held by Transferred Personnel remained valid.

(3)
In March 2010 and March 2011, the expiry dates for certain options were extended by one year by the Board pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those options were not exercisable due to a “Mandatory Moratorium”, which is still in force, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

Stock Incentive Schemes
Share Option Scheme. We adopted a share option scheme on June 1, 2000, and amended the scheme on each of May 13, 2002, May 11, 2007 and May 26, 2009. The amended scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the nominal value of the shares; (ii) the closing price of the shares on the HKSE on the grant date of such option; and (iii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of April 30, 2011, 206,540,000 options granted by us under the share option scheme were outstanding and held by 2 directors and approximately 2,800 of our employees. The share option scheme expired on June 21, 2010. Following the expiry of the share option scheme, no further option may be granted under the share option scheme, but the provisions of the share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the share option scheme. As of April 30, 2011, 1,766,000 options (with an exercise price of HK$15.42), 34,131,200 options (with an exercise price of HK$6.18), 92,398,800 options (with an exercise price of HK$4.3), 366,000 options (with an exercise price of HK$4.66), 67,084,000 options (with an exercise price of HK$5.92) and 10,652,000 options (with an exercise price of HK$6.35) had been exercised.
Pre-Global Offering Share Option Scheme. We adopted a pre-global offering share option scheme on June 1, 2000, and amended the scheme on each of May 13, 2002, May 11, 2007 and May 26, 2009. The pre-global offering share option scheme expired on may June 21, 2010. Following the expiry of the pre-global offering share option scheme, no further option may be granted under the pre-global offering share option scheme, but the provisions of the pre-global offering share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior thereto or otherwise as may be required in accordance with the provisions of the pre-global offering share option scheme. On June 21, 2010, 16,977,600 options, representing all options validly granted and remaining valid under the pre-global offering share option scheme, lapsed. No such option was held by the directors. The amended terms of the pre-global offering share option scheme are substantially the same as the share option scheme, except for the following:
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
During the period from January 1, 2010 to June 21, 2010, no option granted under this scheme had been exercised.
Special Purpose Share Option Scheme. We also adopted a special purpose share option scheme on September 16, 2008, in connection with our merger with China Netcom and amended the scheme on May 26, 2009. The special purpose share option scheme provides for the grant of options to the optionholders of China Netcom, in consideration for the cancellation of their outstanding China Netcom options (whether vested or not) on October 14, 2008. There are two exercise periods for the options granted under the special purpose share option scheme, one of which commenced on October 15, 2008, and will end on November 16, 2012 (as extended by the Board), with an exercise price of HK$5.57 and the other commenced on October 15, 2008, and will end on December 5, 2012 (as extended by the Board), with an exercise price of HK$8.26. No amount was payable on acceptance of the grant of options under the special purpose share option scheme. As of April 30, 2011, 189,472,118 options granted under this scheme were outstanding and held by one director and approximately 690 of our employees. As of April 30, 2011, 84,448 options granted under the Special Purpose Share Option Scheme were exercised at an exercise price of HK$5.57 for each option.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
As of April 30, 2011, our controlling shareholder, Unicom Group, through its 17.90% direct interest in Unicom BVI, 61.05% direct interest in the A Share Company (which in turn holds 82.10% of Unicom BVI) and 100% direct interest in Netcom BVI, indirectly and beneficially owned approximately 16.7 billion shares of Unicom, or 71.02% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group’s shares are held by the SASAC and a group of companies, most of which are state-owned enterprises in China. Shares beneficially owned by Unicom Group do not carry voting rights different from our other issued shares. In addition, Telefónica held 8.37% of our total outstanding shares.

As of April 30, 2011, most of our shareholders of record were located outside of the United States. In addition, as of April 30, 2011, there were approximately 52,300,000 ADSs outstanding, each representing 10 shares and together representing 2.22% of our total outstanding shares or 7.66% of our total outstanding shares not beneficially owned by our controlling shareholder.
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
There were transactions between certain of our subsidiaries and Netcom Group in existence before our merger with China Netcom. Upon completion of the merger, these transactions became our related party transactions. On August 12, 2008, CUCL and Netcom Group entered into various framework agreements to record the principles governing, and the principal terms of, these continuing transactions that would take effect upon the completion of our merger with China Netcom. All of these framework agreements expired by the end of 2010.
In addition, before our merger with China Netcom, we had entered into a number of service arrangements with Unicom Group and/or its subsidiaries (other than us and our subsidiaries) with respect to the provision of ongoing telecommunications and ancillary services between Unicom Group and us. On October 26, 2006, we entered into a comprehensive services agreement with Unicom Group to record such related party transactions. In order to include CNC China as a party to the service arrangements and to facilitate our business and operations after our merger with China Netcom, Unicom Group and the A Share Company entered into a comprehensive services agreement on August 12, 2008, and the A Share Company, CUCL and CNC China entered into a transfer agreement on August 12, 2008, to amend the terms of the continuing related party transactions between us and Unicom Group in existence before our merger with China Netcom, with effect upon the completion of the merger. On October 29, 2010, CUCL and Unicom Group entered into a new comprehensive services agreement, or the 2010 comprehensive services agreement, to renew certain continuing related party transactions for a term of three years commencing on January 1, 2011 and expiring on December 31, 2013.
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

Continuing Related Party Transactions under the 2010 Comprehensive Services Agreement
Under the two-step approach described under “A. History and Development of the Company—Two-Step Voting Arrangements” of Item 4, the continuing transactions between CUCL and Unicom Group under the comprehensive services agreement entered into in 2006 were amended, or the amended comprehensive services agreement, effective upon the completion of our merger with China Netcom, with CNC China added as party to such transactions. In January 2009, CNC China merged into CUCL. Pursuant to the amended comprehensive services agreement, Unicom Group agreed to provide certain services to CUCL and CNC China, being the supply of telephone cards, the provision of equipment procurement services, interconnection arrangements, the mutual provision of premises, the provision of international telecommunications network gateway, the provision of operator-based value-added services, the provision of value-added telecommunications services, the provision of “10010/10011” customer services, the provision of agency services and the provision of engineering design and technical services, until December 31, 2010. The total amount paid by CUCL to Unicom Group (or its subsidiaries, other than us and our subsidiaries) under the 2006 comprehensive services agreement and the new comprehensive services agreement was approximately RMB2.21 billion and RMB0.31 billion for continuing operations and discontinued operations, respectively, in 2008. Unicom Group paid RMB0.18 million to CUCL in 2008.
On October 29, 2010, CUCL and Unicom Group entered into the 2010 comprehensive services agreement to renew certain continuing connected transactions for a term of three years commencing on January 1, 2011 and expiring on December 31, 2013. Unless CUCL notifies Unicom Group at least 60 days prior to the expiration of such agreement of their intention not to renew the 2010 comprehensive services agreement, such agreement shall automatically be renewed for a further period of three years.
Details of the continuing related party transactions under the 2010 comprehensive services agreement are summarized below.
Telecommunications Resources Leasing
Unicom Group agrees to lease to CUCL certain international telecommunications resources and certain other telecommunications facilities required by CUCL for its operations.
The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of the leased international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service to the leased telecommunications facilities. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any leased telecommunications facilities, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the leased telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis.
Property Leasing
CUCL and Unicom Group agree to lease to each other properties and ancillary facilities belonging to CUCL or Unicom Group (including their respective branch companies and subsidiaries).
The rental charges payable by CUCL or Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such rental charges will not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year.

Provision of Value-added Telecommunications Services
Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.
CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis.
Provision of Equipment Procurement Services
Unicom Group agrees to provide comprehensive procurement services for imported and domestic telecommunications equipment and other domestic non-telecommunications equipment to CUCL. Unicom Group also agrees to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services.
In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above equipment and materials procurement.
Charges for the provision of equipment procurement services are calculated at the rate of:
(a)	up to 3% of the contract value of those procurement contracts in the case of domestic equipment procurement; and
(b)	up to 1% of the contract value of those procurement contracts in the case of imported equipment procurement.
The charges for the provision of materials operated by Unicom Group are determined by reference to the following pricing principles:
(A)	the government fixed price;
(B)	where there is no government fixed price but a government guidance price exists, the government guidance price;
(C)	where there is neither a government fixed price nor a government guidance price, the market price; or
(D)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.
The charges for the provision of storage and logistics services are determined by reference to the market price, which is determined by reference to the following:
(I)	the price charged by an independent third party providing the services in the same or nearby location in an ordinary business transaction; or
(II)	the price charged by an independent third party providing the services in mainland China in an ordinary business transaction.
The service charges due to Unicom Group will be settled on a monthly basis.

Provision of Engineering Design and Construction Services
Unicom Group agrees to provide engineering design, construction and supervision services and IT services to CUCL. Engineering design services include planning and design, engineering inspection, telecommunications electronic engineering, telecommunications equipment engineering and corporate telecommunications engineering. Construction services include services relating to telecommunications equipment, telecommunications routing, power supplies, telecommunications conduit, and technical support systems. IT services include services relating to office automation, software testing, network upgrading, research and development of new business, and development of support systems.
The charges for the provision of engineering design and construction services are determined by reference to the market price, which is determined by reference to the following:
(a)	the price charged by an independent third party providing the services in the same or nearby location in an ordinary business transaction; or
(b)	the price charged by an independent third party providing the services in mainland China in an ordinary business transaction.
The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.
Provision of Ancillary Telecommunications Services
Unicom Group agrees to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ services.
The charges payable for the provision of ancillary telecommunications services are determined by reference to the following pricing principles:
(a)	the government fixed price;
(b)	where there is no government fixed price but a government guidance price exists, the government guidance price;
(c)	where there is neither a government fixed price nor a government guidance price, the market price; or
(d)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.
The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

Provision of Comprehensive Support Services
Unicom Group and CUCL agree to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities which are provided under the paragraph headed “Provision of Telecommunications Resources Leasing” above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services).
The service charges are determined by reference to the following pricing principles:
(a)	the government fixed price;
(b)	where there is no government fixed price but a government guidance price exists, the government guidance price;
(c)	where there is neither a government fixed price nor a government guidance price, the market price; or
(d)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.
The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.
Provision of Shared Services
Unicom Group and CUCL agree to provide shared services to each other, including, but not limited to, the following:
(a)	CUCL will provide headquarter human resources services to Unicom Group;
(b)	Unicom Group and CUCL will provide central business support services to each other;
(c)	CUCL will provide trust services related to the services referred to in paragraphs (a) and (b) above to Unicom Group; and
(d)	Unicom Group will provide premises to CUCL and other shared services requested by its headquarters.
In relation to the central business support services Unicom Group and CUCL will provide to each other, CUCL will provide support services, such as billing and settlement services provided by the business support centre and operational statistics reports. Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.
Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis.

Historical Related Party Transactions between China Unicom’s Subsidiaries and Unicom Group
Certain subsidiaries of China Unicom and Unicom Group entered into a number of framework agreements, all of which expired by the end of 2010. Details of the related party transactions under such agreements are summarized below.
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
For outbound international calls from the PRC, Unicom Group reimburses CUCL for any amount CUCL pays to overseas telecommunications operators. The revenue received by Unicom Group less the amount paid to overseas telecommunications operators are shared between Unicom Group and CUCL in proportion to the estimated costs incurred by Unicom Group and CUCL in connection with the provision of outbound international long distance voice services.
For inbound international calls into the PRC, the revenue received by CUCL from overseas telecommunications operators (other than China Netcom and entities under its control) less the amount paid to Unicom Group at the rate of RMB0.06 per minute (irrespective of whether the call terminates within the network of Unicom Group or within the network of other telecommunications operators) are shared between Unicom Group and CUCL in proportion to the estimated costs incurred by Unicom Group and CUCL in connection with the provision of inbound international long distance voice services. The rate of RMB0.06 per minute is adjustable with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in the PRC from time to time.
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
(g)	Unicom Group agrees to provide certain office space in its headquarters to CUCL for use as CUCL’s principal executive office; and
(h)
CUCL and Unicom Group agree to share the revenue received by Unicom Group from other telecommunications operators whose networks interconnect with the Internet backbone network of Unicom Group and share the monthly connection fee that Unicom Group pays to the State Internet Switching Center.

CUCL and Unicom Group co-own certain equipment and facilities that form the Internet backbone network of the PRC. This Internet backbone network interconnects with the networks of other telecommunications operators. Such interconnection arrangements generate revenue which other telecommunications operators settle with Unicom Group, and such revenue are shared between Unicom Group and CUCL under the master sharing agreement.
The services referred to in clauses (a) to (g) above are provided by CUCL or Unicom Group and the revenue and fees referred to in clause (h) above are shared between CUCL and Unicom Group on an ongoing basis from time to time. The aggregate costs incurred by CUCL or Unicom Group for the provision of the services referred to in clauses (a) to (g) above and the revenue and fees receivable and payable by CUCL or Unicom Group as referred to in clause (h) above are apportioned between CUCL and Unicom Group according to their respective total asset values as shown in their respective financial statements on an annual basis.

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

Leasing of CDMA Network Capacity
Prior to our sale of CDMA business in 2008, we had leased all of the constructed CDMA network capacity from Unicom Group and operated these CDMA networks in our cellular service areas on an exclusive basis and received all revenue generated from the operation. We paid a lease fee of RMB8.4 billion and RMB6.0 billion for 2007 and 2008, respectively. In addition to leasing network capacity, we also had the option, exercisable at any time during the lease period and for an additional year thereafter, to purchase the CDMA network in our cellular service areas. See “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions” under Item 4.
Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China
Under the two-step voting mechanism described in “A. History and Development of the Company—Two-Step Voting Arrangements” under Item 4, we completed our acquisitions, through CUCL, of certain telecommunications business and assets, including the telecommunications business across 21 provinces in southern China, from Unicom Group and Netcom Group pursuant to (1) an acquisition agreement entered into among Unicom Group, Netcom Group and the A Share Company on December 16, 2008, under which the A Share Company agreed to acquire the relevant business and assets and (2) a transfer agreement entered into between the A Share Company and CUCL on December 16, 2008, under which the A Share Company agreed to transfer all of its rights and obligations under the acquisition agreement to CUCL. In addition, in order to operate the fixed-line business in the 21 provinces in southern China, on December 16, 2008, CUCL entered into a network lease agreement, or the initial lease, with Unicom Group, Netcom Group and Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to lease on an exclusive basis the telecommunications networks in those provinces, which are held by Unicom New Horizon and are necessary for the operation of the fixed-line business in southern China. The initial lease became effective in January 2009 upon the completion of our acquisitions of the fixed-line business in southern China and was for an initial term of two years effective from January 2009. In connection with the lease, Unicom New Horizon also granted CUCL an option, but not an obligation, to purchase the telecommunications networks leased in southern China. See “A. History and Development — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4.

On October 29, 2010, CUCL entered into the 2011-2012 Network Lease Agreement, with Unicom New Horizon, which became effective on January 1, 2011. The 2011-2012 Network Lease Agreement is for an initial term of two years effective from January 1, 2011 and is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties. The annual lease fee payable by CUCL under the initial lease for the years ending December 31, 2009 and 2010 was RMB2.0 billion and RMB2.2 billion, respectively, and the annual lease fee payable by CUCL under the 2011-2012 Network Lease Agreement for the years ending December 31, 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively. In connection with the 2011-2012 Network Lease Agreement, Unicom New Horizon also granted CUCL an option, but not an obligation, to purchase the telecommunications networks leased in southern China. The purchase option may be exercised, at the discretion of CUCL, at any time during the term of the lease. No premium has been paid or will be payable by CUCL for such purchase option. In the event that CUCL elects to exercise this purchase option, the parties will discuss and negotiate the purchase price with reference to the appraised value of the telecommunications networks in southern China, which is to be determined in accordance with applicable laws of Hong Kong and the PRC, after taking into account the prevailing market conditions and other factors. Under the 2011-2012 Network Lease Agreement, CUCL is responsible for the ongoing cost and expenses incurred in respect of the maintenance and management which may arise from the use of the leased telecommunications networks in southern China.
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

Prior to our acquisition of Unicom Guizhou, Unicom Guizhou operated the only CDMA cellular network of Unicom Group that we did not lease and the only GSM cellular network of Unicom Group. Upon the completion of such acquisition in December 2007, our cellular networks covered all regions in China and Unicom Group no longer operated any cellular networks in China. As a result of such acquisition, all transactions, including roaming arrangements, between Unicom Guizhou and us were eliminated and not treated as related party transactions retroactively. Similarly, the roaming arrangements for cellular networks between Unicom Group and us became no longer applicable. See “A. History and Development of the Company — Unicom Acquisitions and Sales” under Item 4.
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

Based on the Company’s financial position in 2010 and taking into account the development needs of the mobile and fixed-line broadband businesses, our board of directors recommended the payment of a final dividend of RMB0.08 per share for the year ended December 31, 2010, compared to RMB0.16 per share for the fiscal year ended December 31, 2009.
Item 9. The Offer and Listing
Market Price Information
Our ADSs, each representing ten ordinary shares, are listed and traded on the NYSE. Our ordinary shares are listed and traded on the HKSE. The NYSE and the HKSE are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.
The high and low closing prices of our ordinary shares on the HKSE and of our ADSs on the NYSE since listing are as follows:

	Price per Ordinary Share
	(HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2006	12.44	6.25	15.46	8.03
2007	18.80	9.18	24.52	11.75
2008	19.58	8.53	25.07	10.27
2009	12.34	6.84	15.75	8.72
2010	12.16	8.31	15.54	10.58

Quarterly:
First Quarter, 2009	10.86	6.84	14.06	8.72
Second Quarter, 2009	11.86	7.46	15.50	9.86
Third Quarter, 2009	12.34	9.91	15.75	12.61
Fourth Quarter, 2009	11.22	9.63	14.47	12.46
First Quarter, 2010	10.40	8.31	13.41	10.58
Second Quarter, 2010	10.76	8.84	13.55	11.09
Third Quarter, 2010	12.16	9.96	15.54	12.55
Fourth Quarter, 2010	11.68	10.32	15.06	13.34
First Quarter, 2011	13.58	11.04	17.49	14.11

Monthly:
November 2010	11.46	10.32	14.58	13.17
December 2010	11.68	10.44	15.00	13.52
January 2011	13.00	11.04	16.52	14.11
February 2011	13.50	12.40	17.49	15.99
March 2011	13.58	12.34	17.32	15.30
April 2011	16.14	13.40	20.46	17.26
May 2011(through May 25, 2011)	16.64	15.12	21.24	19.50

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

•	Irrevocable Offer by SK Telecom, dated September 25, 2009, to the Company, for the sale of our shares held by SK Telecom to us.
•	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009.

•	Share Repurchase Agreement, dated November 3, 2009, entered into between the Company and SK Telecom.
•	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009, entered into between the Company and SK Telecom.
•	Network Leasing Agreement, dated October 29, 2010, entered into between CUCL and Unicom New Horizon.
•	Comprehensive Services Agreement, dated October 20, 2010, entered into between CUCL and Unicom Group.
•	Agreement to Enhance the Strategic Alliance, dated January 23, 2011, entered into between the Company and Telefónica.
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
On April 22, 2009, the PRC State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Tax Residence Status of Chinese-Controlled Offshore-Incorporated Enterprises on the Basis of De Facto Management Bodies, or the 2009 Notice, which was retroactively effective as of January 1, 2008. Pursuant to the 2009 Notice, an enterprise incorporated under the laws of a jurisdiction outside the PRC but controlled by a PRC enterprise or enterprise group may be determined to be a PRC resident enterprise with its de facto management bodies located within the PRC for PRC tax purposes if certain criteria specified under the 2009 Notice are met. Under the 2009 Notice, dividends paid by such an off-shore incorporated enterprise are deemed to be PRC-sourced income and subject to PRC enterprise income tax. On November 11, 2010, we were notifed by the SAT that we are determined to be a PRC resident enterprise since January 1, 2008 for PRC tax purposes. Accordingly, we are required to withhold the 10% EIT when we distribute dividends to our non-resident enterprise shareholders.
Accordingly, we will withhold the 10% EIT when we distribute our final dividend for the fiscal year ended December 31, 2010 in respect of the non-resident enterprise shareholders for PRC tax purposes whose names appear on our register of members as of the record date for such dividends, and who are not individuals, unless such non-individual shareholders are able to provide documents from the relevant PRC tax authorities confirming that we are not required to withhold the 10% EIT in respect of the dividends that such shareholders are entitled to, on the basis that dividend income between two PRC resident enterprises is exempted from enterprise income tax, subject to certain conditions, under the EIT Law. In addition, certain investors hold our shares or ADSs through custodians, nominees, corporate trustees or other intermediaries and the names of these investors do not appear on our register of members. Payments of dividends to such investors are also subject to the 10% EIT withholding. These investors should enquire about the relevant procedures with the relevant custodians, nominees, trustees or other intermediaries if they wish to change the identities of the shareholders on our register of members.
Taxation of Capital Gains
Under the new PRC EIT Law, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. Because the new EIT Law has only recently taken effect, there remain substantial uncertainties as to its interpretation and application by the relevant PRC tax authorities. We intend to comply with any interpretation or notice in relation to the taxation of capital gains issued by the PRC tax authorities in the future.
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
In general, taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.
Taxation of Dividends
Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs will be qualified dividend income, provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

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
Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States and, depending on your circumstances, will be either passive income or general income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “People’s Republic of China — Taxation of Dividends,” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. The PRC tax withheld and paid over to the PRC will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.
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
However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if PRC tax were to be imposed on any gain from the disposition of your shares or ADSs (as discussed above in “People’s Republic of China — Taxation of Capital Gains”), the gain may be treated as PRC source income. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.
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
If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621. In addition, pursuant to recently enacted legislation, if you are a U.S. person that is a shareholder in a PFIC, you will generally be required to file an annual report with the Internal Revenue Service. The content of this required statement and potential exemptions to this requirement are under development by the Internal Revenue Service.
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
The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, which consist of short-term and long-term debt obligations, as well as the expected maturity profile of such obligations as of December 31, 2010.

								As of
								December
	Expected Maturity							31, 2010
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Fixed rate	2,610	—	—	—	—	—	2,610	2,610
Average rate (1)	2.21%	—	—	—	—	—	—	—
Variable rate	23,225	—	800	—	—	—	24,025	24,025
Average rate	2.34%	4.59%	4.59%	—	—	—	—	—

HK dollar-denominated loans
Variable rate	12,925	—	—	—	—	—	12,925	12,925
Average rate	0.37%	—	—	—	—	—	—	—

U.S. dollar-denominated loans
Fixed rate	30	25	25	25	25	325	455	314
Average rate	0.53%	0.47%	0.47%	0.46%	0.46%	0.45%	—	—

Euro-denominated loans
Fixed rate	28	25	25	25	25	137	265	255
Average rate	2.21%	2.20%	2.18%	2.17%	2.14%	1.56%	—	—

RMB-denominated commercial papers
Fixed rate	23,000	—	—	—	—	—	23,000	23,000
Average rate	2.70%	—	—	—	—	—	—	—

RMB-denominated promissory notes
Fixed rate	—	—	15,000	—	—	—	15,000	14,881
Average rate	3.39%	3.39%	3.39%	—	—	—	—	—

RMB-denominated corporate bonds
Fixed rate	—	—	5,000	—	—	2,000	7,000	7,205
Average rate	5.06%	5.06%	5.06%	4.50%	4.50%	4.50%	—	—

U.S. dollar-denominated convertible bonds
Fixed rate	—	—	—	—	12,178	—	12,178	11,558
Average rate	1.90%	1.90%	1.90%	1.90%	1.90%	—	—	—

U.S. dollar-denominated finance lease
Fixed rate	129	82	—	—	—	—	211	204
Average rate	2.41%	2.51%	—	—	—	—	—	—

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2010.

For the year ended December 31, 2010, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables were held constant, our interest expenses would have increased/decreased by approximately RMB27 million (2009: approximately RMB3 million).
Exchange Rate Risk
We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. The PRC Government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars (which are pegged to the U.S. dollar), of our net assets, earnings and any declared dividends. For a detailed description of the unitary managed floating rate system used by the PRC Government to set foreign exchange rates, see “Key Information — Selected Financial Data — Exchange Rate Information” under Item 3.
We are exposed to foreign currency risk primarily because we receive some of our revenue from our international operations and pay-related expenses in foreign currencies. As a result, our foreign currency exposure relates to our foreign currency-denominated debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies.
The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term bank deposits, short-term and long-term debt obligations and capital commitments as of December 31, 2010 and the expected maturity profile of these debt obligations and capital commitments.

								As of
								December
	Expected Maturity							31, 2010
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents
U.S. dollars	11,661	—	—	—	—	—	11,661	11,661
HK dollars	393	—	—	—	—	—	393	393
Japanese yen	1	—	—	—	—	—	1	1
Euro dollars	213	—	—	—	—	—	213	213
GBP	8	—	—	—	—	—	8	8
Short-term bank deposits
U.S. dollars	148	—	—	—	—	—	148	148
HK dollars	43	—	—	—	—	—	43	43
Liabilities:
U.S. dollar-denominated loans	30	25	25	25	25	325	455	284
Euro-denominated loans	28	25	25	25	25	137	265	227
HK dollars-denominated loans	12,925	—	—	—	—	—	12,925	12,925
U.S. dollar-denominated convertible bonds	—	—	—	—	12,178	—	12,178	11,558
U.S. dollar-denominated finance lease	129	82	—	—	—	—	211	204
Off-balance sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	—	—	—	—	—	—	—	—

If the RMB had strengthened/weakened by 10% against the foreign currencies, relative to December 31, 2010, primarily with respect to US dollars, HK dollars and Euro, while all other variables were held constant, we would have recognized additional exchange gains/losses of approximately RMB1.29 billion (2009: exchange losses/gains of approximately RMB1.03 billion; 2008: exchange losses/gains of approximately RMB22 million) for foreign currencies-denominated cash and cash equivalents, short-term bank deposits, borrowings, convertible bonds and other obligations under finance lease included in other obligations.
Risk Relating to Available-for-Sale Financial Assets
The investments we hold are classified in the consolidated balance sheet as available-for-sale financial assets. These investments are subject to equity price risk, which results primarily from changes in the level or volatility of underlying equity prices. One of our significant investments is denominated in Euro and the fair value of such investment is also subject to risks associated with fluctuations of foreign exchange rate between Euro and Renminbi (our functional currency). If either (i) the share price of our invested equity securities (in Euro) had increased/decreased by 10% or (ii) the exchange rate between Euro and Renminbi had changed by 10%, in each case, relative to December 31, 2010, while all other variables are held constant, we would have recorded additional change in fair value of approximately RMB456.53 million, net of tax, in our available-for-sale fair value reserve. As of April 30, 2011, the change in the foreign exchange rate between Euro and Renminbi and, the change of the underlying equity price denominated in Euro, to a lesser extent, resulted in a depreciation of the fair value of our relevant investment by over 10%, from October 21, 2009. If Euro-related uncertainty remains, we may suffer from further loss in the fair value of our investments denominated in Euro and our financial condition may be materially adversely affected.
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

ADR holders must pay:	For:

• Expenses of the depositary	• Conversion of Hong Kong dollars to U.S. dollars

• Cable, telex and facsimile transmission expenses

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
From January 1, 2010 to December 31, 2010, we received from the Bank of New York Mellon a total of US$251,246, net of withholding tax, reimbursement for the expenses we incurred, including but not limited to, annual stock exchange listing fee, investor relations reimbursement, non-standard out-of-pocket maintenance costs for the ADR, charges incurred in connection with services provided for by third party vendors, charges and out-of-pocket expenses for the servicing of non-registered holders. The Bank of New York Mellon also waived certain costs of US$136,316 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered shareholders. In addition, the Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain limits and conditions.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2010, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.
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
As of December 31, 2010, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2010 was effective.
The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report appearing on page F2.
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
Item 16B. Code of Ethics
In 2003, we adopted a code of ethics that applies to our chief executive officer, chief financial officer, president, vice-presidents, controller and other senior officers. A copy of our Code of Ethics for Senior Officers was filed as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003. In February 2006, we adopted another code of ethics that applies to our employees generally. A copy of our Code of Ethics for Employees was filed as Exhibit 11.2 to our annual report on Form 20-F for the fiscal year ended December 31, 2005. Copies of our Code of Ethics for Senior Officers and Code of Ethics for Employees may also be downloaded from our website at http://www.chinaunicom.com.hk. Information on that website is not a part of this annual report on Form 20-F.
Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for audit services, audit-related services, tax services and other services for each of the fiscal years 2009 and 2010:

	For the Year Ended
	December 31,
	2009	2010
	(in RMB thousands)
Audit services	73,200	67,700
Audit-related services	2,200	2,154
Tax services	560	223
Other	472	401

Total	76,432	70,478

Audit services include the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and its subsidiaries. Audit services in 2009 and 2010 also include audit work in connection with the audit of the Company’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. They also include performing agreed-upon procedures on quarterly financial statements and pre-issuance reviews of interim financial statements.
Audit-related services include other assurance and related services that can be reasonably provided by the independent auditor. In 2010, audit-related services mainly include the agreed-upon procedures in relation to the issue of convertible bonds and the implementation of Extensible Business Reporting Language (XBRL).
Tax services include the assistance with compliance and filing of income taxes.
Other services include translation service and providing the Company with access to an online database of global financial reporting literature regarding new pronouncements and guidance.

Audit Committee’s Pre-approval Policies and Procedures
The Audit Committee of our Board of Directors is responsible, among other things, for the oversight of the external auditor subject to the requirements of the Hong Kong Companies Ordinance and our Articles of Association. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services to be provided by our independent accountants. Under the policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services; or (ii) require the specific pre-approval of the Audit Committee. General approval applies to services of a recurring and predictable nature. These types of services, once approved by the Audit Committee, will not require further approval in the future.
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
Item 18. Financial Statements
See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

Exhibit
Number	Description of Exhibit

1.1	Memorandum of Association of Unicom, dated January 27, 2000.(1)
1.2	Amended Articles of Association of Unicom (as amended on September 16, 2008).(12)
1.3	Amended Articles of Association of Unicom (as amended on May 24, 2011).*
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

Exhibit
Number	Description of Exhibit

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

4.28	Domestic Interconnection Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)
4.29	International Long Distance Voice Services Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)
4.30	Engineering and Information Technology Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)
4.31	Master Sharing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)
4.32	Property Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)
4.33	Materials Procurement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)
4.34	Ancillary Telecommunications Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)
4.35	Support Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)
4.36	Telecommunications Facilities Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)
4.37	Information and Communications Technology Agreement between China Netcom System Integration and Netcom Group, dated November 6, 2007. (English translation)(12)

Exhibit
Number	Description of Exhibit

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

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009.(12)
4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009.(12)
4.51	Subscription Agreement between China Unicom (Hong Kong) Limited and Telefónica, dated September 6, 2009. (13)
4.52	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009.(13)
4.53	Irrevocable Offer by SK Telecom, dated September 25, 2009.(13)
4.54	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009.(13)
4.55	Share Repurchase Agreement, dated November 3, 2009.(13)
4.56	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009.(13)
4.57	2011-2012 Network Lease Agreement between Unicom New Horizon and CUCL, dated October 29, 2010. (English translation)*
4.58	2011-2013 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 29, 2010. (English translation) *

Exhibit
Number	Description of Exhibit

4.59	Agreement to Enhance the Strategic Alliance between China Unicom (Hong Kong) Limited and Telefónica, dated January 23, 2011. *
8.1	List of our significant subsidiaries.*
11.1	Code of Ethics for Senior Officers.(4)
11.2	Employee Code of Ethics. (English translation)(6)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).*
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).*
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).*
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

(10)	Incorporated by reference to China Netcom’s Registration Statement on Form F-1 (File No. 333-119786) filed with the SEC in connection with its initial public offering in November 2004.

(11)	Incorporated by reference to China Netcom’s Annual Report on Form 20-F (File No. 1-32332) for the year ended December 31, 2007.

(12)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2008.

(13)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2009.

*	Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: May 26, 2011

CHINA UNICOM (HONG KONG) LIMITED
By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA UNICOM (HONG KONG) LIMITED
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of China Unicom (Hong Kong) Limited and its subsidiaries (together, the “Group”) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 2.25 (a) to the consolidated financial statements, the Group adopted the accounting policy of relative fair value method when accounting for its preferential promotional service packages retrospectively on January 1, 2010.
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
/s/ PricewaterhouseCoopers
Hong Kong
May 24, 2011

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010
(All amounts in Renminbi (“RMB”) millions)

		As of December 31
	Note	2009	2010	2010
		RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	6	351,157	366,060	55,464
Lease prepayments	7	7,729	7,607	1,153
Goodwill	8	2,771	2,771	420
Deferred income tax assets	9	5,202	4,840	733
Available-for-sale financial assets	10	7,977	6,214	942
Other assets	12	11,596	11,753	1,780

		386,432	399,245	60,492

Current assets
Inventories and consumables	13	2,412	3,728	565
Accounts receivable, net	14	8,825	9,286	1,407
Prepayments and other current assets	15	4,252	5,115	775
Amounts due from related parties	40.1	53	50	8
Amounts due from domestic carriers	40.2	1,134	1,261	191
Proceeds receivable for disposal of the CDMA business	36, 40.2	5,121	—	—
Short-term bank deposits	16	996	273	41
Cash and cash equivalents	17	7,820	22,495	3,408

		30,613	42,208	6,395

Total assets		417,045	441,453	66,887

EQUITY
Equity attributable to owners of the parent
Share capital	18	2,310	2,310	350
Share premium	18	173,435	173,436	26,278
Reserves	19	(18,088)	(18,273)	(2,769)
Retained profits
- Proposed final dividend	37	3,770	1,885	286
- Others		45,038	46,483	7,043

		206,465	205,841	31,188

Non-controlling interests		2	—	—

Total equity		206,467	205,841	31,188

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
AS OF DECEMBER 31, 2009 AND 2010
(All amounts in RMB millions)

		As of December 31
	Note	2009	2010	2010
		RMB	RMB	US$
LIABILITIES
Non-current liabilities
Long-term bank loans	20	759	1,462	222
Promissory notes	21	—	15,000	2,273
Convertible bonds	22	—	11,558	1,751
Corporate bonds	23	7,000	7,000	1,061
Deferred income tax liabilities	9	245	22	3
Deferred revenue		2,562	2,171	328
Other obligations	24	187	162	25

		10,753	37,375	5,663

Current liabilities
Accounts payable and accrued liabilities	25	104,072	97,659	14,795
Taxes payable		912	1,484	225
Amounts due to ultimate holding company	40.1	308	229	35
Amounts due to related parties	40.1	5,438	5,191	787
Amounts due to domestic carriers	40.2	1,136	873	132
Payables in relation to disposal of the CDMA business	40.2	7	—	—
Commercial papers	26	—	23,000	3,485
Short-term bank loans	27	63,909	36,727	5,565
Current portion of long-term bank loans	20	62	58	9
Dividend payable	37	331	431	65
Current portion of deferred revenue		1,397	1,042	158
Current portion of other obligations	24	2,534	2,637	400
Advances from customers		19,719	28,906	4,380

		199,825	198,237	30,036

Total liabilities		210,578	235,612	35,699

Total equity and liabilities		417,045	441,453	66,887

Net current liabilities		(169,212)	(156,029)	(23,641)

Total assets less current liabilities		217,220	243,216	36,851

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(All amounts in RMB millions, except per share data)

		Year ended December 31
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Continuing operations
Revenue	5, 28, 40	159,792	153,945	171,298	25,954

Interconnection charges		(13,038)	(12,955)	(13,727)	(2,082)
Depreciation and amortization		(51,847)	(47,587)	(54,433)	(8,247)
Networks, operations and support expenses	29, 43	(18,736)	(23,728)	(26,383)	(3,997)
Employee benefit expenses	30	(20,758)	(21,931)	(23,327)	(3,534)
Other operating expenses	31	(37,997)	(36,723)	(48,269)	(7,313)
Finance costs	32	(3,269)	(1,036)	(1,749)	(265)
Interest income		265	91	142	22
Impairment loss on property, plant and equipment	6	(12,494)	—	—	—
Realized gain on changes in fair value of derivative financial instrument	33	—	1,239	—	—
Other income — net	34	2,141	962	1,221	185

Income from continuing operations before income tax		4,059	12,277	4,773	723
Income tax expenses	9	(1,828)	(2,721)	(922)	(140)

Income from continuing operations		2,231	9,556	3,851	583

Discontinued operations
Income from discontinued operations	36	1,438	—	—	—
Gain on disposal of discontinued operations	36	26,135	—	—	—

Net income		29,804	9,556	3,851	583

Attributable to:
Owners of the parent		29,804	9,556	3,851	583
Non-controlling interests		—	—	—	—

		29,804	9,556	3,851	583

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF INCOME (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(All amounts in RMB millions, except per share data)

		Year ended December 31
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Earnings per share for income attributable to owners of the parent during the year

Basic earnings per share (RMB)	38	1.25	0.40	0.16	0.03

Diluted earnings per share (RMB)	38	1.24	0.40	0.16	0.03

Earnings per ADS for income attributable to owners of the parent during the year

Basic earnings per ADS (RMB)	38	12.55	4.02	1.63	0.25

Diluted earnings per ADS (RMB)	38	12.45	4.00	1.62	0.25

Earnings per share for income from continuing operations attributable to owners of the parent during the year

Basic earnings per share (RMB)	38	0.09	0.40	0.16	0.03

Diluted earnings per share (RMB)	38	0.09	0.40	0.16	0.03

Earnings per ADS for income from continuing operations attributable to owners of the parent during the year

Basic earnings per ADS (RMB)	38	0.94	4.02	1.63	0.25

Diluted earnings per ADS (RMB)	38	0.93	4.00	1.62	0.25

Earnings per share for income from discontinued operations attributable to owners of the parent during the year

Basic earnings per share (RMB)	38	1.16	—	—	—

Diluted earnings per share (RMB)	38	1.15	—	—	—

Earnings per ADS for income from discontinued operations attributable to owners of the parent during the year

Basic earnings per ADS (RMB)	38	11.61	—	—	—

Diluted earnings per ADS (RMB)	38	11.52	—	—	—

Details of dividends attributable to owners of the parent for the years ended December 31, 2008, 2009 and 2010 are set out in Note 37.
The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(All amounts in RMB millions)

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Net income	29,804	9,556	3,851	583

Other comprehensive loss
Changes in fair value on available-for-sale financial assets	(188)	(71)	(1,777)	(269)
Tax effect on changes in fair value on available-for-sale financial assets	47	33	437	66

Changes in fair value on available-for-sale financial assets, net of tax	(141)	(38)	(1,340)	(203)
Currency translation differences	(29)	—	6	1

Other comprehensive loss for the year, net of tax	(170)	(38)	(1,334)	(202)

Total comprehensive income for the year	29,634	9,518	2,517	381

Total comprehensive income attributable to:
Owners of the parent	29,634	9,518	2,517	381
Non-controlling interests	—	—	—	—

	29,634	9,518	2,517	381

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(All amounts in RMB millions)

	Attributable to owners of the parent
			Employee		Available-
			share-based		for-sale fair					Non-
	Share	Share	compensation	Revaluation	value	Statutory	Other	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	reserves	reserve	profits	Total	interests	equity

Balance at January 1, 2008	1,437	64,320	516	1,145	185	18,765	56,770	30,144	173,282	7	173,289

Total comprehensive (loss)/income for the year	—	—	—	—	(141)	—	(29)	29,804	29,634	—	29,634
Effect of 2009 Business Combination	—	—	—	—	—	(201)	(3,532)	3,733	—	—	—
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	(984)	—	—	(70)	1,054	—	—	—
Transfer to statutory reserves	—	—	—	—	—	886	—	(886)	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	3,542	—	(3,542)	—	—	—
Equity-settled share option schemes:
-Value of employee services	—	—	96	—	—	—	—	—	96	—	96
-Issuance of shares upon exercise of options (Note 35)	3	252	(72)	—	—	—	267	—	450	—	450
Issuance of shares in connection with 2008 Business Combination (Note 1)	889	102,212	—	—	—	—	(103,101)	—	—	—	—
Transfer out upon disposal of the CDMA business	—	—	—	—	—	—	—	—	—	(5)	(5)
Dividends relating to 2007 (Note 37)	—	—	—	—	—	—	—	(6,231)	(6,231)	—	(6,231)

Balance at December 31, 2008	2,329	166,784	540	161	44	22,992	(49,695)	54,076	197,231	2	197,233

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(All amounts in RMB millions)

	Attributable to owners of the parent
				Employee		Available-
			Capital	share-based		for-sale fair					Non-
	Share	Share	redemption	compensation	Revaluation	value	Statutory	Other	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	reserve	reserves	reserve	profits	Total	interests	equity

Balance at January 1, 2009	2,329	166,784	—	540	161	44	22,992	(49,695)	54,076	197,231	2	197,233

Total comprehensive (loss)/income for the year	—	—	—	—	—	(38)	—	—	9,556	9,518	—	9,518
Transfer of profit of entities under common control to Unicom Group in relation to 2009 Business Combination	—	—	—	—	—	—	—	—	(64)	(64)	—	(64)
Transfer of assets and liabilities under common control to Unicom Group in relation to 2009 Business Combination	—	—	—	—	—	—	—	10,494	—	10,494	—	10,494
Consideration for 2009 Business Combination under common control (Note 1)	—	—	—	—	—	—	—	(3,896)	—	(3,896)	—	(3,896)
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	—	(55)	—	—	—	55	—	—	—
Transfer to statutory reserves	—	—	—	—	—	—	490	—	(490)	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	769	—	(769)	—	—	—
Equity-settled share option schemes:
-Value of employee services	—	—	—	27	—	—	—	—	—	27	—	27
Issuance of shares for mutual investment by the Company and Telefónica (Note 18 & Note 33)	60	6,651	—	—	—	—	—	—	—	6,711	—	6,711
Off-market share repurchase (Note 18)	(79)	—	79	—	—	—	—	—	(8,802)	(8,802)	—	(8,802)
Dividends relating to 2008 (Note 37)	—	—	—	—	—	—	—	—	(4,754)	(4,754)	—	(4,754)

Balance at December 31, 2009	2,310	173,435	79	567	106	6	24,251	(43,097)	48,808	206,465	2	206,467

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(All amounts in RMB millions)

	Attributable to owners of the parent
				Employee
			Capital	share-based		Available-		Convertible				Non-
	Share	Share	redemption	compensation	Revaluation	for-sale fair	Statutory	bonds	Other	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	value reserve	reserves	reserve	reserve	profits	Total	interests	equity

Balance at January 1, 2010	2,310	173,435	79	567	106	6	24,251	—	(43,097)	48,808	206,465	2	206,467

Total comprehensive (loss)/income for the year	—	—	—	—	—	(1,340)	—	—	6	3,851	2,517	—	2,517
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	—	(50)	—	—	—	—	50	—	—	—
Transfer to statutory reserves	—	—	—	—	—	—	192	—	—	(192)	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	379	—	—	(379)	—	—	—
Equity-settled share option schemes:								—
-Value of employee services	—	—	—	56	—	—	—	—	—	—	56	—	56
-Issuance of shares upon exercise of options	—	1	—	—	—	—	—	—	—	—	1	—	1
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Issuance of convertible bonds (Note 22)	—	—	—	—	—	—	—	572	—	—	572	—	572
Dividends relating to 2009 (Note 37)	—	—	—	—	—	—	—	—	—	(3,770)	(3,770)	—	(3,770)

Balance at December 31, 2010	2,310	173,436	79	623	56	(1,334)	24,822	572	(43,091)	48,368	205,841	—	205,841

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(All amounts in RMB millions)

		Year ended December 31
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Cash flows from operating activities
Cash generated from continuing operations	(a)	67,794	63,990	69,260	10,494
Interest received		269	93	148	22
Interest paid		(3,011)	(1,681)	(2,025)	(307)
Income tax paid		(7,811)	(4,669)	(1,039)	(157)

Net cash inflow from operating activities of continuing operations		57,241	57,733	66,344	10,052
Net cash inflow from operating activities of discontinued operations	36	656	—	—	—

Net cash inflow from operating activities		57,897	57,733	66,344	10,052

Cash flows from investing activities
Purchase of property, plant and equipment		(54,496)	(78,130)	(75,555)	(11,448)
Proceeds from disposal of property, plant and equipment and other assets		573	611	375	57
Dividends received from available-for-sale financial assets		3	177	416	63
Consideration for purchase of entities and businesses under common control		(5,880)	(3,896)	—	—
Decrease/(increase) in short-term bank deposits		415	(659)	723	110
Purchase of other assets		(1,641)	(3,411)	(2,573)	(390)

Net cash outflow from investing activities of continuing operations		(61,026)	(85,308)	(76,614)	(11,608)
Net cash inflow/(outflow) from investing activities of discontinued operations	36	29,489	(5,039)	5,121	776

Net cash outflow from investing activities		(31,537)	(90,347)	(71,493)	(10,832)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(All amounts in RMB millions)

		Year ended December 31
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from exercise of share options		450	—	—	—
Proceeds from commercial papers		10,000	—	22,928	3,474
Proceeds from short-term bank loans		50,714	96,204	114,182	17,300
Proceeds from long-term bank loans		2,888	—	800	120
Proceeds from issuance of promissory notes		—	—	14,954	2,266
Proceeds from issuance of convertible bonds		—	—	12,145	1,840
Proceeds from issuance of corporate bonds		5,000	—	—	—
Proceeds from related party loan		6,284	2,114	—	—
Repayment of commercial papers		(20,000)	(10,000)	—	—
Repayment of short-term bank loans		(51,784)	(43,075)	(141,364)	(21,418)
Repayment of long-term bank loans		(23,832)	(1,406)	(51)	(8)
Repayment of capital element of finance lease payments		(101)	—	(36)	(5)
Repayment of related party loan		(2,222)	—	—	—
Payment of prior year profit transfer		(101)	(266)	(64)	(10)
Consideration for off-market share repurchase		—	(8,802)	—	—
Dividends paid to owners of the parent	37	(6,082)	(4,572)	(3,670)	(556)

Net cash (outflow)/inflow from financing activities of continuing operations		(28,786)	30,197	19,824	3,003
Net cash outflow from financing activities of discontinued operations		—	—	—	—

Net cash (outflow)/inflow from financing activities		(28,786)	30,197	19,824	3,003

Net cash (outflow)/inflow from continuing operations		(32,571)	2,622	9,554	1,447
Net cash inflow/(outflow) from discontinued operations	36	30,145	(5,039)	5,121	776

Net (decrease)/ increase in cash and cash equivalents		(2,426)	(2,417)	14,675	2,223
Cash and cash equivalents, beginning of year		12,663	10,237	7,820	1,185

Cash and cash equivalents, end of year	17	10,237	7,820	22,495	3,408

Analysis of the balances of cash and cash equivalents:

Cash balances		8	7	6	1
Bank balances		10,229	7,813	22,489	3,407

		10,237	7,820	22,495	3,408

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(All amounts in RMB millions)

(a)	The reconciliation of income from continuing operations before income tax to cash generated from continuing operations is as follows:

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Income from continuing operations before income tax	4,059	12,277	4,773	723
Adjustments for:
Depreciation and amortization	51,847	47,587	54,433	8,247
Interest income	(265)	(91)	(142)	(22)
Finance costs	2,999	828	1,736	263
Loss/(gain) on disposal of property, plant and equipment and other assets	239	(91)	(11)	(2)
Gain on non-monetary assets exchange	(1,305)	(38)	(10)	(2)
Share-based compensation costs	84	27	56	8
Provision for doubtful debts	3,025	2,355	2,583	391
Impairment loss on property, plant and equipment	12,494	—	—	—
Realized gain on changes in fair value of derivative financial instruments	—	(1,239)	—	—
Dividends from available-for-sale financial assets	(3)	(215)	(485)	(73)

Changes in working capital:
Increase in accounts receivable	(2,044)	(1,839)	(3,044)	(461)
Increase in inventories and consumables	(126)	(1,320)	(1,316)	(199)
Decrease/(increase) in other assets	834	(125)	755	114
Decrease/(increase) in prepayments and other current assets	1,000	(1,539)	(868)	(132)
Decrease in amounts due from related parties	116	75	3	—
Decrease/(increase) in amounts due from domestic carriers	267	(160)	(127)	(19)
(Decrease)/increase in accounts payable and accrued liabilities	(1,935)	3,480	1,616	248
(Decrease)/increase in taxes payable	(265)	1,179	1,328	201
Increase in advances from customers	1,653	4,805	9,187	1,392
Decrease in deferred revenue	(2,993)	(1,639)	(746)	(113)
Decrease in other obligations	(767)	(2,101)	—	—
(Decrease)/increase in amounts due to ultimate holding company	(1,733)	413	(79)	(12)
(Decrease)/increase in amounts due to related parties	(551)	1,942	(112)	(17)
Increase/(decrease) in amounts due to domestic carriers	396	180	(263)	(40)
Increase/(decrease) in payables in relation to disposal of the CDMA business	768	(761)	(7)	(1)

Cash generated from continuing operations	67,794	63,990	69,260	10,494

CHINA UNICOM (HONG KONG) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(All amounts in RMB millions)

(b)	Major non-cash transactions:
(i)
On October 15, 2008, the Company issued 10,102,389,377 ordinary shares of HKD0.10 each at a price of HKD11.60 per share with fair value or total price of approximately RMB103.1 billion (equivalent to approximately HKD117.2 billion) in exchange for the entire issued share capital of China Netcom Group Corporation (Hong Kong) Limited. Please refer to Note 1 for details.

(ii)
On October 21, 2009, the Company and Telefónica S.A. (“Telefónica”) completed the mutual investment of the equivalent of USD1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HKD11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of Euro17.24 each to the Company. Please refer to Note 18 and Note 33 for details.

(iii)
For the years ended December 31, 2008, 2009 and 2010, the Group replaced copper cables in some fixed-line network infrastructure with optical fibers and related equipment. Some of this replacement was done through non-monetary assets exchanges with suppliers, through which optical fibers and related equipment were received in exchange for the Group’s own copper cables. The cost of the assets received was recorded at the fair value of the assets surrendered. In 2010, the net book value and fair value of copper cables surrendered were RMB18 million (2008: RMB805 million; 2009: RMB60 million) and RMB24 million (2008: RMB2,110 million; 2009:RMB98 million), respectively. A gain on the non-monetary assets exchange of RMB6 million (2008: RMB1,305 million; 2009:RMB38 million) was recognized in the statement of income for the year ended December 31, 2010.

(c)
Payables to equipment suppliers for construction-in-progress during 2010 decreased by approximately RMB8.9 billion (2008: increased approximately RMB14.1 billion; 2009: increased approximately RMB26.8 billion).

CHINA UNICOM (HONG KONG) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in RMB millions unless otherwise stated)
1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activities of the Company are investment holding. After disposal of the CDMA business to China Telecom Corporation Limited (“China Telecom”) on October 1, 2008, the merger with China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) on October 15, 2008 and the launch of WCDMA mobile business on October 1, 2009, the principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the “Mobile business”, the services aforementioned other than the Mobile business is hereinafter collectively referred to as the “Fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of its registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

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

The substantial shareholders of the Company are Unicom BVI and Netcom BVI. The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on December 31, 2001, with its A shares listed on the Shanghai Stock Exchange on October 9, 2002). The majority of the equity interest in A Share Company is owned by Unicom Group. Netcom BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

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

In connection with the 2009 Business Combination, on December 16, 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group) entered into an agreement (the “Network Lease Agreement”) in relation to the lease (the “Lease”) of the fixed-line telecommunications networks of the 21 provinces in Southern China (“Telecommunications Networks in Southern China”) by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ended December 31, 2009 and December 31, 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of the networks determined by an independent appraiser.

On October 29, 2010, CUCL and Unicom New Horizon entered into a new network lease agreement (“2011-2012 Network Lease Agreement”) to renew the Lease for a term of two years expiring on December 31, 2012 on the same terms and conditions as the Network Lease Agreement dated December 16, 2008, except that the annual fee payable by CUCL for the Lease for the two financial years ending December 31, 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively.

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

•	recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;
•	additional capitalization of borrowing costs and corresponding impact on depreciation prior to the adoption of CAS on January 1, 2007; and
•	adjustments for deferred taxation in relation to IFRSs/HKFRSs adjustments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(a)	Business Combination of Entities and Businesses under Common Control and Purchase of Target Assets

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(b)	Discontinued Operations

On June 2, 2008, the Company, CUCL and China Telecom entered into the Framework Agreement to dispose of the assets and liabilities in relation to the CDMA business and the disposal was completed on October 1, 2008. In accordance with IFRS/HKFRS 5 “Non-current assets held for sale and discontinued operations” issued by the IASB/HKICPA (“IFRS/HKFRS 5”), the results and cash flows of the operations of the CDMA operating segment of the Group have been presented as discontinued operations in the consolidated statements of income and statements of cash flows of the Group for the year ended December 31, 2008. The difference between the consideration received and receivable and the book value of net assets disposed of is recorded as “gain on disposal of discontinued operations” in the consolidated statement of income for the year ended December 31, 2008.

For details, please refer to Note 36.
(c)	Going Concern Assumption

As of December 31, 2010, current liabilities of the Group exceeded current assets by approximately RMB156.0 billion (2009: approximately RMB169.2 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;
•	Revolving banking facilities of approximately RMB114.0 billion, of which approximately RMB88.4 billion was unutilized as of December 31, 2010; and
•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group will continue to optimize its fund raising strategy from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2010 have been prepared under the going concern basis.

(d)	Critical Accounting Estimates and Judgment

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(e)	New Accounting Standards, Amendments and Interpretations Pronouncements
(i)	The following new and amended IFRSs/HKFRSs are adopted by the Group as of January 1, 2010
•
IFRS/HKFRS 3 (revised), “Business Combinations”. The revised standard continues to apply the acquisition method to business combinations with some significant changes compared with IFRS/HKFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The revised standard does not have any significant impact on the Group’s financial statements, as it will be applied prospectively.

•
IAS/HKAS 27 (revised), “Consolidated and separate financial statements”. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and the resulting gain or loss is recognized in income or loss. The revised standard does not have any significant impact on the Group’s financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(e)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)
(i)	The following new and amended IFRSs/HKFRSs are adopted by the Group as of January 1, 2010 (Continued)
•	IASB’s annual improvement project published in April 2009/HKICPA’s improvements to HKFRS published in May 2009
•
IAS/HKAS 1 (Amendment), “Presentation of financial statements”. Regarding the liability component of convertible instruments, it clarifies that the holder’s option which will result in the settlement by the issuance of equity instruments, is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

•
IAS/HKAS 17 (Amendment), “Leases”. The amendment deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance lease or operating lease using the general principles of IAS/HKAS 17.

•
IAS/HKAS 36 (Amendment), “Impairment of assets”. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS/HKFRS 8, “Operating segments” (that is, before the aggregation of segments with similar economic characteristics permitted by paragraph 12 of IFRS/HKFRS 8).

•
IAS/HKAS 38 (Amendment), “Intangible assets”. The amendment clarifies that the description of the valuation techniques commonly used to measure intangible assets acquired in a business combination when they are not traded in an active market. In addition, an intangible asset acquired in a business combination might be separable but only together with a related contract, identifiable asset or liability. In such cases, the intangible asset is recognized separately from goodwill but together with the related item.

The adoption of the IASB’s/HKICPA’s improvements does not have a significant impact on the Group’s consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.2	Basis of Preparation (Continued)
(e)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)
(ii)	The following new and amended IFRSs/HKFRSs are not yet effective and have not been early adopted by the Group
•
IFRIC/HK (IFRIC) — Int 19, “Extinguishing financial liabilities with equity instruments” (effective for annual periods beginning on or after July 1, 2010). The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognized in income or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The Group will apply the interpretation from January 1, 2011 and is currently evaluating the impact of adopting such interpretation on the Group’s consolidated financial statements.

•
IFRS/HKFRS 9, “Financial instruments: Classification and measurement” (effective January 1, 2013). It replaces the parts of IAS/HKAS 39 that relate to the classification and measurement of financial assets. IFRS/HKFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. In addition, classification and measurement requirements for financial liabilities and the derecognition requirements for financial instruments has been relocated from IAS/HKAS 39 without change, except for financial liabilities that are designated at fair value through income or loss and the cost exemption is removed for derivative liabilities linked to unquoted equity instruments. The Group early adopted this standard in 2011. Upon adoption of this standard, the balance of available-for-sale fair value reserve was transferred to investment revaluation reserve. The Company made an irrevocable election upon initial adoption of the standard to recognize changes in fair value of available-for-sale financial assets only through other comprehensive income/loss, there will be no subsequent recycling of fair value gains and losses to the statement of income. Upon adoption, IFRS/HKFRS 9 will be applied retrospectively to all periods presented.

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

Under the purchase method of accounting, the cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

Upon the adoption of IFRSs in 2008, the Group adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRS.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.3	Consolidation (Continued)
(b)	Non-controlling interests

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and statements of changes in equity within equity, separately from equity attributable to owners of the parent. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of incomes as an allocation of the total income or loss for the year between non-controlling interests and owners of the parent.

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to income or loss.

The Group has changed its accounting policy for transactions with non-controlling interests and the accounting for loss of control or significant influence from January 1, 2010 when revised IAS/HKAS 27, “Consolidated and separate financial statements”, became effective. The revision to IAS/HKAS 27 contained consequential amendments to IAS/HKAS 28, “Investments in associates”, and IAS/HKAS 31, “Interests in joint ventures”.

Previously, transactions with non-controlling interests were treated as transactions with parties external to the Group. Disposals therefore resulted in gains or losses in income or loss and purchases resulted in the recognition of goodwill. On disposal or partial disposal, a proportionate interest in reserves attributable to the subsidiary was reclassified to income or loss or directly to retained profits.

Previously, when the Group ceased to have control or significant influence over an entity, the carrying amount of the investment at the date of loss of control or significant influence became its cost for the purposes of subsequently accounting for the retained interests as associates, jointly controlled entity or financial assets.

The Group has applied the new policy prospectively to transactions occurring on or after January 1, 2010. As a consequence, no adjustments were necessary to any of the amounts previously recognized in the financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.4	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Board of Directors that makes strategic decisions.

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

For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB6.6000 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2010.

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

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs or revalued amounts less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate

Buildings	10 – 30 years	3 – 5%
Telecommunications equipment of Mobile business	5 – 10 years	3 – 5%
Telecommunications equipment of Fixed-line business	5 – 10 years	3 – 5%
Office furniture, fixtures, motor vehicles and others	5 – 10 years	3 – 5%
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
(e)	Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognized in the statement of income. When revalued assets are sold, the residual amounts included in the revaluation reserve are transferred to retained profits.

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

Other assets mainly represent (i) capitalized direct incremental costs for activating mobile subscribers; (ii) capitalized installation costs of Fixed-line business; (iii) computer software and (iv) prepaid rental for premises and leased lines.

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

The Group assesses at the end of each reporting period whether there is objective evidence that available-for-sale financial assets are impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income or loss is removed from equity and recognized in the statement of income. Impairment losses recognized in the statement of income on equity instruments are not reversed.

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

Compound financial instruments issued by the Group comprise convertible bonds that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of convertible bonds is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the convertible bonds as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of convertible bonds is measured at amortized cost using the effective interest method. The equity component of a convertible bond is not re-measured subsequent to initial recognition except on conversion or expiry.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.18	Deferred Revenue, Advances from Customers and Subscriber Point Rewards Program
(a)	Deferred revenue

Deferred revenue mainly represents upfront non-refundable revenue, including upfront connection fees and installation fees of Fixed-line business and receipts from the activation of SIM/USIM cards relating to the Mobile business, which are deferred and recognized over the expected customer service period.

(b)	Advances from customers

Advances from customers are amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services. Advances from customers are stated at the amount of proceeds received less the amount already recognized as revenue upon the rendering of services.

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

Where any group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to owners of the parent and no gain or loss shall be recognized in the statement of income. The par value of the Company’s shares cancelled is transferred from share capital to the capital redemption reserve.

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

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the grant date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognizes the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.21	Employee Benefits (Continued)
(d)	Share-based compensation costs (Continued)

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

(a)	Sales of services and goods
•	Usage fees and monthly fees are recognized when the service are rendered;
•	Revenue from the provision of broadband, data and other Internet-related services are recognized when the services are provided to customers;
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
•
The Group offers promotional packages to the customers which include the bundled sale of mobile handset and provision of service. Prior to the fourth quarter of 2010, the Group determined the amount of revenue allocated to the handset using the residual value method. Under such method, the Group determined the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration. The Group recognised revenue related to the sale of the handset when the title is passed to the customer whereas service revenue was recognized based upon the actual usage of mobile services. The cost of the mobile handset sold was expensed immediately to the statement of income.

During 2010, the Group has offered preferential promotional packages with more attractive terms to new subscribers, and more new subscribers were developed under such preferential packages during the year. In order to provide reliable and more relevant information to users of the financial statements, starting from the fourth quarter of 2010, the Group determined to adopt the accounting policy of relative fair value method retrospectively from January 1, 2010 to account for such preferential promotional packages, considering that each deliverable in the promotional packages has standalone value to the customer and there is objective and reliable evidence of the fair value regarding each deliverable in the services packages. Under the relative fair value method, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. The Group recognizes revenue relating to the sale of the handset when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of mobile services. The cost of the mobile handset sold is expensed immediately to the statement of income upon revenue recognition.

This change in accounting policy resulted in an increase in the Group’s revenue, income before income tax, net income and earnings per share of RMB3,208 million, RMB3,208 million, RMB2,406 million and RMB0.11, respectively, for the year ended December 31, 2010; and a decrease in advance from customers of RMB3,317 million as of December 31, 2010. In addition, this change in accounting policy resulted in an increase in the Group’s revenue, income before income tax, income for the period and earnings per share of RMB527 million, RMB527 million, RMB396 million and RMB0.02, respectively, for the six months ended June 30, 2010 (unaudited); and a decrease in advance from customers of RMB545 million as of June 30, 2010 (unaudited). The above change in accounting policy did not have significant impact on the financial statements for the years ended December 31, 2009 and 2008, and accordingly, the Group did not restate the comparative figures.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.27	Borrowing Costs (Continued)

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

Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.29	Dividend Distribution
Dividend distribution to the Company’s shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.
2.30	Contingent Liabilities and Contingent Assets

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

2.31	Earnings per Share and per American Depositary Share (“ADS”)
Basic earnings per share is computed by dividing the income attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the income attributable to owners of the parent by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted earnings per ADS are computed by multiplying earnings per share by 10, which is the number of shares represented by each ADS.

3.	FINANCIAL RISK MANAGEMENT
3.1	Financial risk factors

The Group’s operating activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, cash flow risk and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

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

As of December 31, 2010 and 2009, the Group had cash and cash equivalents and short-term bank deposits denominated in foreign currencies amounting to RMB12,467 million and RMB1,545 million, respectively. As of December 31, 2010 and 2009, the Group had borrowings, convertible bonds and other obligations under finance lease included in other obligations denominated in foreign currencies amounting to RMB25,407 million and RMB11,859 million, respectively.

As of December 31, 2010, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars and Euro, while all other variables are held constant, the Group would have recognized additional exchange gains/losses of approximately RMB1,294 million (2009: exchange losses/gains of approximately RMB1,031 million; 2008: exchange losses/gains of approximately RMB22 million) for cash and cash equivalents, short-term bank deposits, borrowings, convertible bonds and other obligations under finance lease included in other obligations denominated in foreign currencies.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.1	Financial risk factors (Continued)
(a)	Market risk (Continued)
(ii)	Price risk
The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated balance sheet as available-for-sale financial assets.

The available-for-sale financial assets comprise primarily equity securities of Telefónica. As of December 31, 2010, if the share price of Telefónica had changed by 10%, while all other variables are held constant, the Group would have recorded additional change in fair value of approximately RMB609 million in available-for-sale fair value reserve.

(iii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds,and related party loan. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2010 and 2009, the Group’s borrowings were mainly at fixed rates and denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements designed to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2010 and 2009.

As of December 31, 2010, the Group had approximately RMB60,092 million (2009: approximately RMB62,925 million) of bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and other obligations under finance lease included in other obligations at fixed rates and approximately RMB36,950 million (2009: approximately RMB10,909 million) of bank loans and related party loan at floating rates.

For the year ended December 31, 2010, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables are held constant, the interest expenses would have increased/decreased by approximately RMB27 million (2008: approximately RMB125 million; 2009: approximately RMB3 million).

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.1	Financial risk factors (Continued)
(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

The table below shows the bank deposits and cash and cash equivalents balances held at the major banks by the Group as of December 31, 2009 and 2010:

	2009	2010

Short-term bank deposits
State-owned banks in the PRC	861	131
Other banks	135	142

	996	273

Cash and cash equivalents
State-owned banks in the PRC	7,485	21,937
Other banks	335	558

	7,820	22,495

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

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including raising of bank loans, and issuance of commercial papers, promissory notes, corporate bonds and convertible bonds. Due to the dynamic nature of the underlying businesses, the Group’s finance department at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilizing different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time period from the balance sheet date to the contractual maturity date.

	Less than 1	Between 1	Between 2	Over 5
	year	and 2 years	and 5 years	years

At December 31, 2009
Long-term bank loans	72	62	185	562
Corporate bonds	355	355	5,726	2,229
Other obligations	2,537	111	18	60
Accounts payable and accrued liabilities	101,551	—	—	—
Amounts due to related parties	5,448	—	—	—
Amounts due to ultimate holding company	308	—	—	—
Amounts due to domestic carriers	1,136	—	—	—
Payables in relation to disposal of the CDMA business	7	—	—	—
Short-term bank loans	64,752	—	—	—

	176,166	528	5,929	2,851

At December 31, 2010
Long-term bank loans	103	94	1,004	533
Corporate bonds	355	355	5,535	2,180
Convertible bonds	91	91	12,452	—
Promissory notes	509	509	15,510	—
Other obligations	2,640	92	27	47
Accounts payable and accrued liabilities	94,928	—	—	—
Amounts due to related parties	5,191	—	—	—
Amounts due to ultimate holding company	229	—	—	—
Amounts due to domestic carriers	873	—	—	—
Commercial papers	23,621	—	—	—
Short-term bank loans	37,319	—	—	—

	165,859	1,141	34,528	2,760

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(c) for details.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.2	Capital risk management

The Group’s objectives when managing capital are:
•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.
•	To support the Group’s stability and growth.
•	To provide capital for the purpose of strengthening the Group’s risk management capability.

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

The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest bearing debts plus non-controlling interests over interest bearing debts plus total equity. Interest bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, convertible bonds, corporate bonds, obligations under finance lease included in other obligations, notes payables (included in accounts payable and accrued liabilities) and certain amounts due to related parties, as shown in the consolidated balance sheet. Total equity represents equity attributable to owners of the parent plus non-controlling interests as shown in the consolidated balance sheet.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.2	Capital risk management (Continued)
The Group’s debt-to-capitalization ratios at December 31, 2009 and 2010 are as follows:

	2009	2010
Interest bearing debts:
- Commercial papers	—	23,000
- Short-term bank loans	63,909	36,727
- Promissory notes	—	15,000
- Long-term bank loans	759	1,462
- Convertible bonds	—	11,558
- Corporate bonds	7,000	7,000
- Obligation under finance lease	103	78
- Amounts due to related parties	2,104	2,033
- Notes payables included in accounts payable and accrued liabilities	500	—
- Current portion of long-term bank loans	62	58
- Current portion of obligation under finance lease	26	126

	74,463	97,042

Non-controlling interests	2	—

Interest bearing debts plus non-controlling interests	74,465	97,042

Total equity:
- Equity attributable to owners of the parent	206,465	205,841
- Non-controlling interests	2	—

	206,467	205,841

Interest bearing debts plus total equity	280,930	302,883

Debt-to-capitalization ratio	26.5%	32.0%

The increase in debt-to-capitalization ratio during 2010 resulted primarily from the issuance of commercial papers, promissory notes and convertible bonds to finance the telecommunications networks construction which partially offset by repayment of short-term bank loans.

3.	FINANCIAL RISK MANAGEMENT (Continued)
3.3	Fair value estimation
The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:
•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
The following table presents the Group’s assets that are measured at fair value at December 31, 2009:

	Level 1	Level 2	Level 3	Total

Available-for-sale financial assets
- Equity securities	7,977	—	—	7,977

The following table presents the Group’s assets that are measured at fair value at December 31, 2010:

	Level 1	Level 2	Level 3	Total

Available-for-sale financial assets
- Equity securities	6,214	—	—	6,214

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

During the years ended December 31, 2009 and 2010, there were no transfers of financial instruments between Level 1 and Level 2 of the fair value hierarchy.

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

During the intervals of independent revaluations, management performs the analysis and assessment annually to determine whether the fair value of revalued property, plant and equipment are materially different from their carrying amounts. If the revalued amounts differ significantly from the carrying amounts of such equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the equipment. This will have an impact on the Group’s future results, since any subsequent decreases in valuation are first set off against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the statement of income and any subsequent increases are credited as income to the statement of income up to the amount previously charged to the statement of income and thereafter are credited to equity. In addition, the depreciation expenses in future periods will change as the carrying amounts of such equipment change as a result of the revaluation.

Most of the Group’s property, plant and equipment which are carried at revalued amounts were revaluated as of December 31, 2006 by an independent valuation firm. The directors of the Company consider the fair values of these revalued property, plant and equipment were not materially different from their carrying values as of December 31, 2010.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)
4.1	Critical accounting estimates and assumptions (Continued)
(c)	Impairment of non-financial assets

The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.11. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group’s results would be significantly affected. Such impairment losses are recognized in the statement of income, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

Impairment loss on property, plant and equipment of RMB12,494 was recognized for the year ended December 31, 2008. No impairment loss was recognized for the years ended December 31, 2008 and 2009. For details, please refer to Note 6.

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

For temporary differences which give rise to deferred tax assets, the Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognized revaluation surplus on property, plant and equipment under PRC regulations, impairment loss on property, plant and equipment, and provision for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB4,840 million as of December 31, 2010 (2009: approximately RMB5,202 million). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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
(a)	Recognition of upfront non-refundable revenue and direct incremental costs

The Group defers and amortizes upfront activation fees of SIM/USIM cards of the Mobile business over the expected customer service period of 3 years (2008: approximately 3 years; 2009: approximately 3 years). The related direct incremental costs of acquiring and activating mobile subscribers, including costs of SIM/USIM cards and commissions, are also capitalized and amortized over the same expected customer service period of 3 years.

The Group defers and amortizes upfront customer connection and installation fees of the Fixed-line business over the expected customer service period of 10 years (2008: approximately 10 years; 2009: approximately 10 years). The related direct incremental installation costs are deferred and amortized over the same expected customer service period of 10 years.

The Group only capitalizes costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statement of income immediately.

The Group estimates the expected customer service period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group’s services, technological innovation, and the expected changes in the regulatory and social environment. If the Group’s estimate of the expected customer service period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenue and direct incremental costs may change for future periods.

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

When applying the merger accounting/predecessor values method to account for 2009 Business Combination, the Group included all the assets and liabilities, revenue and expenses associated with the Target Business and the Telecommunications Networks in Southern China in the consolidated balance sheet and the consolidated statement of income throughout the periods presented. Pursuant to the agreement dated December 16, 2008, the 2009 Business Combination excluded the Telecommunications Networks in Southern China, which are retained by Unicom New Horizon and are leased from Unicom New Horizon to CUCL effective from January 2009. To reflect the economic substance that the Group has not taken on the risks and rewards associated with the property, plant and equipment and related assets and liabilities relating to the Fixed-line business in Southern China, the Group is deemed to have disposed of the assets not acquired and liabilities not assumed and has recorded the deemed disposal of these assets and liabilities as a distribution from reserves by the Group to Unicom Group upon the completion of the 2009 Business Combination effective from January 2009.

Subsequent to the completion of the 2009 Business Combination, the Group recorded leasing fees amounting to approximately RMB2.2 billion (2009: RMB2.0 billion) charged by Unicom New Horizon for the lease of the Telecommunications Networks in Southern China for the year ended December 31, 2010 (Note 4.2(c)).

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)
4.2	Critical judgments in applying the Group’s accounting policies (Continued)
(c)	Lease of Telecommunications Networks in Southern China

Pursuant to the Network Lease Agreement dated December 16, 2008 (Note 1(b)), Unicom New Horizon has the legal ownership of the Telecommunications Networks in Southern China. The Group believes it only bears the risks associated with the operation of the Fixed-line business in Southern China during the relevant leasing periods and is free from any ownership risks of the telecommunications networks, and the risks and rewards of ownership of the leased assets rest substantially with the lessor. In addition, at the inception of the Network Lease Agreement, there was a high degree of uncertainty related to the market condition and operating results of the fixed line business in Southern China. It was highly uncertain whether the Group would continue to lease the network in the future, and was also unable to determine whether or not it would exercise the purchase option in future. Given these uncertainties and due to the fact that the risks associated with the ownership of the Telecommunications Networks in Southern China substantially remained with Unicom New Horizon, accordingly, the Group accounted for the leasing of the Telecommunications Networks in Southern China as an operating lease. The operating lease expense was recorded in the consolidated statement of income for the years ended December 31, 2009 and 2010, but the carrying value of the Telecommunications Networks in Southern China and the related liabilities were not reflected in the consolidated balance sheets as of December 31, 2009 and 2010.

At the beginning of each lease term, the Group assesses the appropriate classification based on the relevant factors and circumstances at that time. The 2011-2012 Network Lease Agreement has a term of two years expiring on December 31, 2012 on the same terms and conditions as the Network Lease Agreement, except that the annual fee payable by CUCL for such lease for the two years ending December 31, 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively. At the time of entering the 2011-2012 Network Lease Agreement, the Group still believed the uncertainties of the fixed line business in Southern China continue to exist, particularly due to the fact that (i) the growth of the fixed line business in Southern China was not significant; (ii) the uncertainty of the future success of the Fixed-line business in Southern China arising from keen market competition; and (iii) the uncertainty in the future changes in technology, technological standards and government regulatory environment. Accordingly, at the inception of the 2011-2012 Network Lease Agreement, the Group was still unable to determine whether it would renew the lease after the initial two-year lease term or whether it would exercise the purchase option. As a result, the Group considered the risks associated with the ownership of the Telecommunications Networks in Southern China still substantially remain with Unicom New Horizon, and concluded the leasing of Telecommunications Networks in Southern China in accordance with the 2011-2012 Network Lease Agreement will be accounted for as an operating lease.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)
4.2	Critical judgments in applying the Group’s accounting policies (Continued)
(d)	Impairment of available-for-sale financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that available-for-sale financial assets are impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence that the assets are impaired. If available-for-sale equity investments are impaired, the accumulated reduction in fair value will be reclassified from equity to the statement of income as impairment loss of available-for-sale financial assets. The Group considers all available relevant factors, including the fair value of the shares, the period of the decline of fair value, exchange rate and share price volatility and future business prospects, when determining whether there is any impairment.

As of December 31, 2010, the Group’s available-for-sale financial assets are principally the equity investment in Telefónica (Refer to Note 33 for details). The net decline in fair value during 2010 was partially due to the depreciation of Euro against RMB of approximately 10% in 2010. In addition, the quoted Euro market price of Telefónica shares experienced fluctuations as a result of the credit rating downgrades for certain Euro zone countries in the middle of 2010. The Euro share price of Telefónica increased and exceeded the initial Euro share value in a certain period during the third quarter of 2010 but it had decreased on a net basis by approximately 13% for the year 2010. Subsequently, during the period from January 1, 2011 to May 24, 2011, there was an appreciation of Euro against RMB of approximately 4%, and a decrease in share price in Euro of approximately 2%, as compared to December 31, 2010.

In addition, the Group received cash dividends of RMB209 million and RMB480 million from this strategic investment for the years ended December 31, 2009 and 2010, respectively. Based on the judgment of the Group, the observed decline in the fair value below the cost of the equity investments in Telefónica was not considered to be significant or prolonged, in light of the ongoing exchange rate and share price volatility, the solid operating results and business prospects of Telefónica, its regular dividend distribution and strategic relationships with the Group, and therefore did not indicate any impairment as of December 31, 2010.

5.	SEGMENT INFORMATION

The CODM has been identified as the Board of Directors (“the BOD”) of the Company which regularly reviews the Group’s internal reporting in order to assess performance and allocate resources, and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group’s continuing operations comprise two operating segments based on the various types of telecommunications services, mainly provided to customers in Mainland China.

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

Revenues between segments are carried out on terms comparable to those transactions conducted with third parties or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the consolidated statement of income.

5.	SEGMENT INFORMATION (Continued)
5.1	Operating Segments (Continued)

	2008
	Continuing operations						Discontinued operations (up to effective date of disposal)
				Reconciling items
	Mobile	Fixed-line		Unallocated		Total
	business	business	Subtotal	amounts	Eliminations	continuing operations	CDMA business	Total

Telecommunications service revenue	64,240	88,254	152,494	337	—	152,831	18,951	171,782
Information communication technology services and other revenue	359	4,339	4,698	364	—	5,062	92	5,154
Sales of telecommunications products	532	1,362	1,894	5	—	1,899	3,253	5,152

Total revenue from external customers	65,131	93,955	159,086	706	—	159,792	22,296	182,088
Intersegment revenue	265	3,407	3,672	1,214	(4,886)	—	—	—

Total revenue	65,396	97,362	162,758	1,920	(4,886)	159,792	22,296	182,088

Interconnection charges	(10,753)	(5,776)	(16,529)	—	3,491	(13,038)	(1,661)	(14,699)
Depreciation and amortization	(18,551)	(31,668)	(50,219)	(1,628)	—	(51,847)	(411)	(52,258)
Networks, operations and support expenses	(2,279)	(5,757)	(8,036)	(10,873)	173	(18,736)	(7,777)	(26,513)
Employee benefit expenses	—	—	—	(20,967)	209	(20,758)	(1,600)	(22,358)
Other operating expenses	(9,054)	(14,150)	(23,204)	(15,746)	953	(37,997)	(8,966)	(46,963)
Finance costs	—	—	—	(3,983)	714	(3,269)	(6)	(3,275)
Interest income	—	—	—	979	(714)	265	10	275
Impairment loss on property, plant and equipment	—	(12,494)	(12,494)	—	—	(12,494)	—	(12,494)
Other income — net	—	—	—	2,141	—	2,141	22	2,163

Segment income/(loss) before income tax	24,759	27,517	52,276	(48,157)	(60)	4,059	1,907	5,966

Income tax expenses						(1,828)	(469)	(2,297)

Gain on disposal of the CDMA business						—	26,135	26,135

Net income						2,231	27,573	29,804

Attributable to:
Owners of the parent						2,232	27,572	29,804
Non-controlling interests						(1)	1	—

						2,231	27,573	29,804

Other information:
Provision for doubtful debts	(1,371)	(1,639)	(3,010)	(15)	—	(3,025)	(383)	(3,408)

Capital expenditures for segment assets (a)	33,852	37,774	71,626	5,471	—	77,097	—	77,097

5.	SEGMENT INFORMATION (Continued)
5.1	Operating Segments (Continued)

	2009
				Reconciling items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total

Telecommunications service revenue	69,769	79,549	149,318	275	—	149,593
Information communication technology services and other revenue	252	1,611	1,863	326	—	2,189
Sales of telecommunications products	1,970	193	2,163	—	—	2,163

Total revenue from external customers	71,991	81,353	153,344	601	—	153,945
Intersegment revenue	219	4,237	4,456	1,587	(6,043)	—

Total revenue	72,210	85,590	157,800	2,188	(6,043)	153,945

Interconnection charges	(13,104)	(4,292)	(17,396)	—	4,441	(12,955)
Depreciation and amortization	(17,847)	(28,264)	(46,111)	(1,505)	29	(47,587)
Networks, operations and support expenses	(2,496)	(7,780)	(10,276)	(13,471)	19	(23,728)
Employee benefit expenses	—	—	—	(22,104)	173	(21,931)
Other operating expenses	(11,671)	(8,783)	(20,454)	(17,465)	1,196	(36,723)
Finance costs	—	—	—	(1,214)	178	(1,036)
Interest income	—	—	—	269	(178)	91
Realized gain on changes in fair value of derivative financial instrument	—	—	—	1,239	—	1,239
Other income — net	—	—	—	962	—	962

Segment income/(loss) before income tax	27,092	36,471	63,563	(51,101)	(185)	12,277

Income tax expenses						(2,721)

Net income						9,556

Attributable to:
Owners of the parent						9,556
Non-controlling interests						—

						9,556

Other information:
Provision for doubtful debts	(1,494)	(858)	(2,352)	(3)	—	(2,355)

Capital expenditures for segment assets (a)	56,984	46,494	103,478	8,996	—	112,474

5.	SEGMENT INFORMATION (Continued)
5.1	Operating Segments (Continued)

	2010
				Reconciling items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total

Telecommunications service revenue	82,362	78,896	161,258	737	—	161,995
Information communication technology services and other revenue	15	1,046	1,061	955	—	2,016
Sales of telecommunications products	7,173	114	7,287	—	—	7,287

Total revenue from external customers	89,550	80,056	169,606	1,692	—	171,298
Intersegment revenue	205	4,233	4,438	742	(5,180)	—

Total revenue	89,755	84,289	174,044	2,434	(5,180)	171,298

Interconnection charges	(14,452)	(3,706)	(18,158)	—	4,431	(13,727)
Depreciation and amortization	(23,358)	(28,830)	(52,188)	(2,317)	72	(54,433)
Networks, operations and support expenses	(3,102)	(9,409)	(12,511)	(13,876)	4	(26,383)
Employee benefit expenses	—	—	—	(23,517)	190	(23,327)
Other operating expenses	(22,056)	(8,491)	(30,547)	(18,032)	310	(48,269)
Finance costs	—	—	—	(1,985)	236	(1,749)
Interest income	—	—	—	378	(236)	142
Other income — net	—	—	—	1,221	—	1,221

Segment income/(loss) before income tax	26,787	33,853	60,640	(55,694)	(173)	4,773

Income tax expenses						(922)

Net income						3,851

Attributable to:
Owners of the parent						3,851
Non-controlling interests						—

						3,851

Other information:
Provision for doubtful debts	(1,927)	(649)	(2,576)	(7)	—	(2,583)

Capital expenditures for segment assets (a)	29,620	34,393	64,013	6,176	—	70,189

5.	SEGMENT INFORMATION (Continued)
5.1	Operating Segments

	December 31, 2009
		Fixed-		Reconciling items
	Mobile	line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total

Total segment assets	170,577	213,172	383,749	34,470	(1,174)	417,045

Total segment liabilities	74,411	51,066	125,477	85,948	(847)	210,578

	December 31, 2010
		Fixed-		Reconciling items
	Mobile	line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total

Total segment assets	170,839	225,769	396,608	46,446	(1,601)	441,453

Total segment liabilities	74,141	48,386	122,527	114,184	(1,099)	235,612

(a)	Capital expenditures under “unallocated amounts” represent capital expenditures on common facilities, which benefit all operating segments.

6.	PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the years ended December 31, 2009 and 2010 is as follows:

	2009
				Office
			Tele-	furniture,
		Tele-	communications	fixtures,
		communications	equipment of	motor
		equipment of	Fixed-line	vehicles and	Leasehold	Construction-
	Buildings	Mobile business	business	others	improvements	in-progress	Total
Cost or valuation:
Beginning of year	48,160	163,279	382,091	39,035	1,975	44,995	679,535
Additions	644	430	1,518	503	208	109,171	112,474
Transfer from CIP	3,329	54,031	24,565	3,674	271	(85,870)	—
Disposals	(297)	(10,817)	(2,203)	(957)	(251)	—	(14,525)
Effect of 2009 Business Combination	(2,472)	—	(36,948)	(841)	(317)	(4,124)	(44,702)

End of year	49,364	206,923	369,023	41,414	1,886	64,172	732,782

Representing:
At cost	49,364	206,923	—	—	—	64,172	320,459
At valuation	—	—	369,023	41,414	1,886	—	412,323

	49,364	206,923	369,023	41,414	1,886	64,172	732,782

Accumulated depreciation and impairment:
Beginning of year	(13,561)	(95,942)	(230,949)	(22,406)	(1,021)	(110)	(363,989)
Charge for the year	(1,859)	(12,286)	(27,693)	(4,077)	(327)	—	(46,242)
Disposals	286	10,387	1,969	930	251	—	13,823
Effect of 2009 Business Combination	476	—	13,467	416	188	78	14,625
Impairment transfer out	—	—	151	—	—	7	158

End of year	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)

Net book value:
End of year	34,706	109,082	125,968	16,277	977	64,147	351,157

Beginning of year	34,599	67,337	151,142	16,629	954	44,885	315,546

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	2010
				Office
			Tele-	furniture,
		Tele-	communications	fixtures,
		communications	equipment of	motor
		equipment of	Fixed-line	vehicles and	Leasehold	Construction-
	Buildings	Mobile business	business	others	improvements	in-progress	Total
Cost or valuation:
Beginning of year	49,364	206,923	369,023	41,414	1,886	64,172	732,782
Additions	147	536	1,260	82	114	65,778	67,917
Transfer from CIP	4,336	33,505	30,199	2,087	578	(70,705)	—
Disposals	(65)	(1,360)	(2,142)	(689)	(257)	—	(4,513)

End of year	53,782	239,604	398,340	42,894	2,321	59,245	796,186

Representing:
At cost	53,782	239,604	—	—	—	59,245	352,631
At valuation	—	—	398,340	42,894	2,321	—	443,555

	53,782	239,604	398,340	42,894	2,321	59,245	796,186

Accumulated depreciation and impairment:
Beginning of year	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)
Charge for the year	(2,075)	(16,345)	(29,519)	(4,315)	(408)	—	(52,662)
Disposals	62	1,236	1,940	656	257	—	4,151
Impairment transfer out	—	—	1	—	—	9	10

End of year	(16,671)	(112,950)	(270,633)	(28,796)	(1,060)	(16)	(430,126)

Net book value:
End of year	37,111	126,654	127,707	14,098	1,261	59,229	366,060

Beginning of year	34,706	109,082	125,968	16,277	977	64,147	351,157

6.	PROPERTY, PLANT AND EQUIPMENT (Continued)

The last valuation was performed as of December 31, 2006 by an independent valuation firm on a depreciated replacement cost basis. As of December 31, 2010, the carrying value of all the revalued property, plant and equipment would have been approximately RMB147,148 million (2009: approximately RMB149,960 million) had they been stated at cost less accumulated depreciation and accumulated impairment losses. The directors of the Company consider the fair values of these revalued property, plant and equipment were not materially different from their carrying values as of December 31, 2010.

As of December 31, 2010, the net book value of assets held under finance leases was approximately RMB219 million (2009: approximately RMB128 million).

For the year ended December 31, 2010, interest expense of approximately RMB804 million (2008: approximately RMB430 million; 2009: approximately RMB806 million) was capitalized to construction-in-progress. The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.60% to 4.56% for the year ended December 31, 2010 (2008: 3.51% to 6.80%; 2009: 4.27% to 4.80%).

For the year ended December 31, 2010, the Group recognized a loss on disposal of property, plant and equipment of approximately RMB17 million (2008: a loss of approximately RMB273 million; 2009: a gain of approximately RMB79 million).

After the completion of the merger with China Netcom (Note 1) in 2008, management reconsidered the Group’s strategy regarding the Personal Handyphone System (“PHS”) services business at the end of 2008 and expected to gradually phase out this operation over the subsequent 3 years. Accordingly, it was expected that the economic performance of PHS services business would deteriorate significantly. The test for impairment was conducted for the PHS services related equipment, after considering the expected significant decline in revenue and profitability in 2009 and onwards. The impaired PHS services related equipment was written down to their recoverable values, which was determined based on their estimated value in use. Estimated value in use was determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS services related equipment. In estimating the future net cash flows, the Group has made key assumptions and estimates on the appropriate discount rate of 15%, the period covered by the cash flow forecast of 3 years, the future loss of customers at an annual rate of decline ranging from 60% to 80%, and the decrease in average revenue per subscriber at an annual rate of decline of 15%.

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

As of December 31, 2009 and 2010, management updated the impairment analysis for the PHS services related equipment and concluded there was no need for additional recognition or reversal of the impairment provision on PHS services related equipment.

7.	LEASE PREPAYMENTS
The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analyzed as follows:

	2009	2010
Held on:
Leases of between 10 to 50 years	7,653	7,533
Leases of less than 10 years	76	74

	7,729	7,607

For the year ended December 31, 2010, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB249 million (2008: approximately RMB253 million; 2009: approximately 224 million).

8.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRS and AG 5 in 2005.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). As of December 31, 2009 and 2010, all the carrying value of goodwill was attributable to the Mobile business. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including revenue annual growth rate of 6% and the applicable discount rate of 12%. Management determined expected operation results based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the operating segments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2009 and 2010 and no reasonable change to the assumptions would lead to an impairment charge.

9.	TAXATION

Hong Kong income tax has been provided at the rate of 16.5% (2008: 16.5%; 2009: 16.5%) on the estimated assessable income for the year. Taxation on income from outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates, the Company’s subsidiaries mainly operated in the PRC and the applicable standard enterprise income tax rate is 25% (2008: 25%; 2009: 25%).

	2008	2009	2010

Provision for income tax on the estimated taxable income for the year
- Hong Kong	24	45	18
- Outside Hong Kong	4,661	2,282	328

	4,685	2,327	346

Deferred taxation	(2,857)	394	576

Income tax expense	1,828	2,721	922

Reconciliation between applicable statutory tax rate and the effective tax rate:

	Note	2008	2009	2010

Applicable PRC statutory tax rate		25.0%	25.0%	25.0%
Non-deductible expenses		5.2%	1.7%	1.7%
Tax effect of 2009 Business Combination	(a)	26.1%	—	—
Non-taxable income
- Upfront installation fees arising from Fixed-line business		(7.8%)	(1.4%)	(1.9%)
Impact of PRC preferential tax rates and tax holiday		(2.1%)	(1.1%)	(2.1%)
Utilization of previously unrecognized tax losses		—	(0.6%)	(1.7%)
Others		(1.4%)	(1.4%)	(1.7%)

Effective tax rate		45.0%	22.2%	19.3%

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

9.	TAXATION (Continued)
The analysis of deferred tax assets and deferred tax liabilities are as follow:

	2009	2010
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	3,254	4,364
- Deferred tax asset to be recovered within 12 months	2,913	1,211

	6,167	5,575

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(699)	(505)
- Deferred tax liabilities to be settled within 12 months	(266)	(230)

	(965)	(735)

Net deferred tax assets after offsetting	5,202	4,840

Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	6	18
- Deferred tax asset to be recovered within 12 months	59	7

	65	25

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(16)	(43)
- Deferred tax liabilities to be settled within 12 months	(294)	(4)

	(310)	(47)

Net deferred tax liabilities after offsetting	(245)	(22)

There were no material unrecognized deferred tax assets and liabilities as of December 31, 2009 and 2010.

9.	TAXATION (Continued)
The movement of the net deferred tax assets/liabilities is as follows:

	2008	2009	2010
Net deferred tax assets after offsetting:
- Beginning of year	2,473	5,334	5,202
- Deferred tax credited/(charged) to the statement of income
- Continuing operations	2,856	(132)	(519)
- Discontinued operations	(35)	—	—
- Deferred tax credited to other comprehensive income	46	—	157
- Disposal of discontinued operation	(6)	—	—

- End of year	5,334	5,202	4,840

Net deferred tax liabilities after offsetting:
- Beginning of year	(18)	(16)	(245)
- Deferred tax credited/(charged) to the statement of income	1	(262)	(57)
- Deferred tax credited to other comprehensive income	1	33	280

- End of year	(16)	(245)	(22)

9.	TAXATION (Continued)
Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	2009	2010

Net deferred tax assets after offsetting:
Deferred tax assets:
Provision for doubtful debts		1,064	1,047
Impairment loss on property, plant and equipment		2,034	1,093
Unrecognized revaluation surplus on property, plant and equipment under PRC regulations	i	1,917	1,835
Revaluation deficit on property, plant and equipment	ii	116	67
Accruals of expenses not yet deductible for tax purpose		418	709
Deferral and amortization of upfront non-refundable revenue		142	126
Deferred revenue on subscriber points reward programme		48	63
Deferred revenue in relation to the provision of supporting services upon the disposal of the CDMA business		32	28
Accruals of retirement benefits		25	13
Unrealized profit for the inter-company transactions		214	224
Deductible tax losses		—	203
Changes in fair value on available-for-sale financial assets	33	—	467
Others		157	42

		6,167	5,917

Deferred tax liabilities:
Capitalization and amortization of direct incremental costs		(108)	(106)
Capitalized interest already deducted for tax purpose		(528)	(392)
Revaluation surplus on property, plant and equipment	ii	(299)	(242)
Realized gain on changes in fair value of derivative financial instrument	33	—	(310)
Others		(30)	(27)

		(965)	(1,077)

		5,202	4,840

Net deferred tax liabilities after offsetting:
Deferred tax assets:
Deductible tax losses carried forward		37	—
Changes in fair value on available-for-sale financial assets	33	41	—
Others		28	25

		106	25

Deferred tax liabilities:
Realized gain on changes in fair value of derivative financial instrument	33	(310)	—
Changes in fair value on available-for-sale financial assets		(23)	(12)
Accelerated depreciation for tax purpose		(18)	(35)

		(351)	(47)

		(245)	(22)

9.	TAXATION (Continued)
(i)
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

10.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Note	2009	2010

Equity securities issued by corporates		7,977	6,214

Analyzed by place of listing:
Listed in the PRC		188	127
Listed outside the PRC	33	7,789	6,087

		7,977	6,214

For the year ended December 31, 2010, changes in fair value of available-for-sale financial assets amounted to approximately RMB1,777 million (2008: approximately RMB188 million; 2009: approximately RMB71 million). The changes in fair value, net of tax impact of approximately RMB437 million (2008: approximately RMB47 million; 2009: approximately RMB33 million) were recorded in the consolidated statement of comprehensive income.

11.	SUBSIDIARIES
As of December 31, 2010, the details of the Company’s subsidiaries are as follows:

		Percentage
	Place and date of	of equity		Particulars	Principal activities
	incorporation and	interests held		of issued	and place of
Name	nature of legal entity	Direct Indirect		share capital	operation

China United Network Communications Corporation Limited (merge with China Netcom (Group) Company Limited (“CNC China”) on January 1, 2009)	The PRC, April 21, 2000, lilimited liability company	100%	—	RMB 138,091,677,828	Telecommunications operation in the PRC

China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, October 22, 1999, limited company	100%	—	6,699,197,200 ordinary shares, USD0.04 each	Investment holding in Hong Kong

11.	SUBSIDIARIES (Continued)

		Percentage
	Place and date of	of equity		Particulars	Principal activities
	incorporation and	interests held		of issued	and place of
Name	nature of legal entity	Direct Indirect		share capital	operation

Unicom New World (BVI) Limited	British Virgin Islands (“BVI”), November 5, 2003, limited company	100%	—	1,000 shares, HKD1 each	Dormant

China Unicom (Hong Kong) Operations Limited	Hong Kong, May 24, 2000, limited company	100%	—	60,100,000 ordinary shares, HKD1 each	Telecommunications service in Hong Kong

China Netcom (Hong Kong) Operations Limited	Hong Kong, May 2, 2001, limited company	—	100%	1,000 ordinary shares, HKD1 each	Dormant

China Unicom (Americas) Operations Limited	The United States of America (the “USA”), May 24, 2002, limited company	100%	—	5,000 shares, USD100 each	Telecommunications service in the USA

China Unicom (Europe) Operations Limited	United Kingdom, November 8, 2006, limited company	100%	—	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom

China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	100%	—	1,000 shares, JPY366,000 each	Telecommunications operation in Japan

China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	100%	—	1 share, USD1 each and 15,000,000 shares, RMB1 each	Telecommunications operation in Singapore

11.	SUBSIDIARIES (Continued)

		Percentage
	Place and date of	of equity		Particulars	Principal activities
	incorporation and	interests held		of issued	and place of
Name	nature of legal entity	Direct Indirect		share capital	operation

Billion Express Investments Limited (“Billion Express”)	British Virgin Islands, August 15, 2007, limited company	100%	—	1 share, USD1 each	Investment holding and financing subsidiary of the Company

China Unicom Limited	Hong Kong, August 31, 2007, limited company	100%	—	2 ordinary shares, HKD1 each	Dormant

Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	—	100%	RMB 500,000,000	Sales of handsets, telecommunication equipment and provision of technical services in the PRC

China Unicom Mobile Network Company Limited	The PRC, December 31, 2008, limited liability company	—	100%	RMB 500,000,000	Dormant

China Unicom System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	—	100%	RMB 550,000,000	Provision of information communications technology services in the PRC

China Unicom Broadband Online Limited Corporation	The PRC, March 29, 2006, limited liability company	—	100%	RMB 30,000,000	Provision of internet information services and value-added telecommunications services in the PRC

Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, June 1, 2007 limited liability company	—	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

11.	SUBSIDIARIES (Continued)

		Percentage
	Place and date of	of equity		Particulars	Principal activities
	incorporation and	interests held		of issued	and place of
Name	nature of legal entity	Direct Indirect		share capital	operation

Zhongrong Information Service Limited Corporation	The PRC, March 31, 2008 limited liability company	—	100%	RMB 50,000,000	Provision of information consulting and technology development outsourcing services in the PRC

China Information Technology Designing & Consulting Institute Company Limited	The PRC, September 27, 2008 limited liability company	—	100%	RMB 430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC

Unicom Xingye Science and Technology Trade Company Limited	The PRC, October 30, 2000, limited liability company	—	100%	RMB 30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunication cards in the PRC

New Guoxin Telecom Corporation of China Unicom	The PRC, September 17, 1998, limited liability company	—	100%	RMB 6,825,087,800	Provision of customer services in the PRC

11.      SUBSIDIARIES (Continued)

		Percentage
	Place and date of	of equity		Particulars	Principal activities
	incorporation and	interests held		of issued	and place of
Name	nature of legal entity	Direct Indirect		share capital	operation

Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	—	100%	RMB 10,000,000	Provision of project consultation and management services in the PRC

Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	—	100%	RMB 2,200,000	Provision of property management services in the PRC

Zhengzhou Information and Design Technology Publishing Company	The PRC, February 17, 2003, limited liability company	—	100%	RMB 300,000	Provision of magazine publishing services in the PRC

12.	OTHER ASSETS

	2009	2010

Direct incremental costs for activating mobile subscribers	433	423
Installation costs of Fixed-line business	1,732	1,309
Prepaid rental for premises and leased lines	3,454	3,521
Purchased software	3,954	4,440
Others	2,023	2,060

	11,596	11,753

13.	INVENTORIES AND CONSUMABLES

	2009	2010

Handsets and other customer end products	1,637	2,461
Telephone cards	264	308
Consumables	449	860
Others	62	99

	2,412	3,728

14.	ACCOUNTS RECEIVABLE, NET

	2009	2010

Accounts receivable for Mobile business	3,850	5,022
Accounts receivable for Fixed-line business	8,783	8,042
Accounts receivable for other business	262	202

Sub-total	12,895	13,266

Less: Provision for doubtful debts for Mobile business	(1,874)	(2,074)
Provision for doubtful debts for Fixed-line business	(2,115)	(1,829)
Provision for doubtful debts for other business	(81)	(77)

	8,825	9,286

The aging analysis of accounts receivable is as follows:

	2009	2010

Within one month	6,384	6,625
More than one month to three months	1,235	1,316
More than three months to one year	2,936	3,054
More than one year	2,340	2,271

	12,895	13,266

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.
There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

As of December 31, 2010, accounts receivable of approximately RMB2,661 million (2009: approximately RMB2,441 million) were past due but not impaired. These relate to customers for which there is no recent history of default. The aged analysis of these receivables was as follows:

	2009	2010

More than one month to three months	1,235	1,316
More than three months to one year	882	1,056
More than one year	324	289

	2,441	2,661

14.	ACCOUNTS RECEIVABLE, NET (Continued)

As of December 31, 2010, accounts receivable of approximately RMB3,980 million (2009: approximately RMB4,070 million) were impaired. The individually impaired receivables mainly relate to subscriber service fees. The aging of these receivables is as follows:

	2009	2010

More than three months to one year	2,054	1,998
More than one year	2,016	1,982

	4,070	3,980

Provision for doubtful debts is analyzed as follows:

	2009	2010

Balance, beginning of year	3,462	4,070
Provision for the year	2,334	2,573
Written-off during the year	(1,726)	(2,663)

Balance, end of year	4,070	3,980

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

15.	PREPAYMENTS AND OTHER CURRENT ASSETS

	2009	2010

Prepaid rental	845	1,318
Deposits and prepayments	1,379	2,006
Prepaid income taxes	1,060	620
Advances to employees	274	321
Others	694	850

	4,252	5,115

The aging analysis of prepayments and other current assets is as follows:

	2009	2010

Within one year	3,806	4,629
More than one year	446	486

	4,252	5,115

As of December 31, 2010, there was no impairment for the prepayments and other current assets.
16.	SHORT-TERM BANK DEPOSITS

	2009	2010

Bank deposits with maturity exceeding three months	970	254
Restricted bank deposits	26	19

	996	273

As of December 31, 2010, restricted bank deposits primarily represented deposits that were subject to externally imposed restrictions as requested by contractors in relation to payables owed to the contractors.

17.	CASH AND CASH EQUIVALENTS

	2009	2010

Cash at bank and in hand	7,210	12,520
Bank deposits with original maturities of three months or less	610	9,975

	7,820	22,495

18.      SHARE CAPITAL

	2009	2010
	HKD millions	HKD millions
Authorized:
30,000,000,000 ordinary shares of HKD0.10 each	3,000	3,000

		Ordinary
		shares, par
	Number of	value of
	shares	HKD0.1 each	Share	Share
Issued and fully paid:	millions	HKD millions	capital	premium	Total

At January 1, 2009	23,768	2,376	2,329	166,784	169,113
Issuance of shares for mutual investment by the Company and Telefónica (Note a)	694	69	60	6,651	6,711
Off-market share repurchase (Note b)	(900)	(90)	(79)	—	(79)

At December 31, 2009	23,562	2,355	2,310	173,435	175,745
Issuance of shares upon exercise of options (Note 35)	—	—	—	1	1

At December 31, 2010	23,562	2,355	2,310	173,436	175,746

Note a :
On October 21, 2009, the Company issued 693,912,264 ordinary shares of HKD0.10 each at a price of HKD11.17 per share in exchange for 40,730,735 Telefónica treasury shares at a price of Euro17.24 each. Please refer to Note 33 for details.

Note b:
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

CUCL and CNC China are registered as foreign investment enterprises in the PRC. In accordance with the respective Articles of Association, they are required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from income after tax and non-controlling interests but before dividend distribution.

CUCL and CNC China are required to allocate at least 10% of their income after tax and non-controlling interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CUCL appropriated approximately RMB379 million (2008: approximately RMB3,523 million and RMB19 million by CUCL and CNC China, respectively; 2009: approximately RMB769 million) to the general reserve fund for the year ended December 31, 2010.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs/HKFRSs, the appropriations to the staff bonus and welfare fund will be charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2008, 2009 and 2010, no appropriation to staff bonus and welfare fund has been made by CUCL nor CNC China.

According to the PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group’s upfront connection fees in respect of the Fixed-line business are not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognized in the retained profits should be transferred from retained profits to the statutory reserve. Up to December 31, 2010, the Group has made an accumulated appropriation of approximately RMB12,274 million to the statutory reserve (Up to December 31, 2008 : approximately RMB11,592 million; up to December 31, 2009: approximately RMB12,082 million;).

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

(iv)	Convertible bonds reserve

The convertible bonds reserve represents the equity component of the convertible bonds at initial recognition.

20.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2009	2010

RMB denominated bank loans	Floating interest rate, 15% downward on the benchmark interest rate issued by the People’s Bank of China for three years bank borrowings on quarterly basis with maturity through 2013
- secured		—	800

USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (2009: Nil to 5.00%) per annum with maturity through 2039 (2009: maturity through 2039)
- secured		137	128
- unsecured		357	327

		494	455

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2009: 1.10% to 2.50%) per annum with maturity through 2034 (2009: maturity through 2034)
- unsecured		327	265

Sub-total		821	1,520
Less: Current portion		(62)	(58)

		759	1,462

The repayment schedule of the long-term bank loans is as follows:

	2009	2010

Balances due:
- not later than one year	62	58
- later than one year and not later than two years	54	50
- later than two years and not later than five years	165	950
- later than five years	540	462

	821	1,520

Less: Portion classified as current liabilities	(62)	(58)

	759	1,462

20.	LONG-TERM BANK LOANS (Continued)
(a)	The fair values of the Group’s non-current portion of long-term bank loans at December 31, 2009 and 2010 were as follows:

	2009	2009

Long-term bank loans	552	1,311

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.28% to 4.97% (2009: 4.48% to 4.72%) per annum.
(b)	As of December 31, 2010, bank loans of approximately RMB128 million (2009: approximately RMB137 million) were secured by corporate guarantees granted by third parties.
21.	PROMISSORY NOTES
On April 2, 2010, CUCL issued tranche one of a promissory note in the amount of RMB3 billion, with a maturity date of 3 years from the date of issue and carries interests at 3.73% per annum.
On September 20, 2010, CUCL issued tranche two of a promissory note in the amount of RMB12 billion, with a maturity date of 3 years from the date of issue and carries interests at 3.31% per annum.

The fair value of the Group’s promissory notes at December 31, 2010 amounted to approximately RMB14,881 million. The fair value is computed based on the expected cash flows discounted on market rates ranging from 4.15% to 4.25% per annum.

22.	CONVERTIBLE BONDS

On October 18, 2010, Billion Express, a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of HKD0.10 per share of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to adjustment in certain events set out in the Trust deed dated October 18, 2010. The bondholders may exercise conversion rights at any time on or after November 28, 2010 up to the close of business on October 8, 2015 or, if such convertible bonds shall have been called for redemption by the Company before October 18, 2015, then up to the close of business on a date not later than seven days prior to the date fixed for redemption thereof. Billion Express will, at the option of a bondholder, redeem all and not some only of such bondholder’s convertible bonds on October 18, 2013 at their principal amount together with interest accrued and unpaid to the date fixed for redemption. In addition, on or at any time after October 18, 2013 and prior to October 18, 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

During the year ended December 31, 2010, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component represented the equity component, which was credited to the convertible bonds reserve under equity attributable to owners of the parent.

22.	CONVERTIBLE BONDS (Continued)
The convertible bonds recognized in the consolidated balance sheet are calculated as follows:

2010

Face value of convertible bonds at issue date	12,236
Less: direct issue costs	(96)

Face value of convertible bonds at issue date, net	12,140

Including:
Equity component on initial recognition	572
Liability component on initial recognition	11,568

12,140

Movement of liability component:
Liability component on initial recognition	11,568
Less: effect of exchange gain on liability component	(55)
Add: imputed finance cost	45

Liability component at December 31, 2010	11,558

The liability component of the convertible bonds at December 31, 2010 amounted to approximately RMB11,558 million (equivalent to USD1,745 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

23.	CORPORATE BONDS
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

The fair values of the Group’s corporate bonds at December 31, 2009 and 2010 were as follows:

	2009	2010

Corporate bonds	7,143	7,205

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.28% to 5.01% (2009: 4.18% to 4.86%) per annum.
24.	OTHER OBLIGATIONS

	Note	2009	2010

One-off cash housing subsidies	(a)	2,502	2,502
Obligations under finance lease	(b)	129	204
Others		90	93

Sub-total		2,721	2,799

Less: Current portion		(2,534)	(2,637)

		187	162

24.	OTHER OBLIGATIONS (Continued)
(a)	The movement of early retirement benefits and one-off cash housing subsidies is as follows:

	Early retirement benefits	One-off cash housing subsidies
	Note (ii)	Note (i) & (ii)

As of January 1, 2009	2,109	2,502
Additions during the year	—	—
Payments during the year	(2,109)	—

As of December 31, 2009	—	2,502

As of January 1, 2010 and December 31, 2010	—	2,502

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

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group has determined to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounted to RMB4,142 million, which was charged to the statement of income for the year ended December 31, 2000 (the year in which the Council circular in respect of cash subsidies was issued).

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

24.	OTHER OBLIGATIONS (Continued)
(b)	Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analyzed as follows:

	2009	2010

Total minimum lease payments under finance lease:
- not later than one year	29	129
- later than one year and not later than two years	105	82

	134	211

Less: Future finance charges	(5)	(7)

Present value of minimum obligations	129	204

Representing obligations under finance lease:
- current liabilities	26	126

- non-current liabilities	103	78

25.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009	2010

Payables to contractors and equipment suppliers	85,941	76,534
Payables to telecommunications product suppliers	3,193	3,189
Customer/contractor deposits	2,522	3,200
Repair and maintenance expense payables	1,900	2,449
Salary and welfare payables	1,364	1,017
Interest payable	212	740
Amounts due to services providers / content providers	1,069	1,034
Accrued expenses	4,268	5,394
Others	3,603	4,102

	104,072	97,659

The aging analysis of payables and accrued liabilities is as follows:

	2009	2010

Less than six months	90,983	85,485
Six months to one year	4,031	3,866
More than one year	9,058	8,308

	104,072	97,659

26.	COMMERCIAL PAPERS

CNC China issued RMB10 billion unsecured commercial paper with repayment periods of 365 days on October 6, 2008 in the PRC capital market. The effective interest rate is 4.47% per annum. The net cash proceeds raised in the PRC capital market were RMB10 billion. The commercial paper was fully repaid on October 8, 2009.

On April 1, 2010, CUCL issued tranche one of a commercial paper in the amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interests at 2.64% per annum.
On September 20, 2010, CUCL issued tranche two of a commercial paper in the amount of RMB8 billion, with a maturity date of 365 days from the date of issue and carries interests at 2.81% per annum.
27.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2009	2010

RMB denominated bank loans	Fixed interest rates ranging from 2.88% to 4.59% (2009: 3.50% to 4.37%) per annum with maturity through 2011 (2009: maturity through 2010)
- unsecured		55,104	2,610

RMB denominated bank loans	Floating interests rates, 10% downward on the benchmark interest rate issued by the People’s Bank of China with maturity through 2011
- unsecured		—	23,195
- secured		—	30

		—	23,225

HKD denominated bank loans	Floating interest rates of HKD HIBOR plus interest margin from 0.4% to 1.0% (2009: plus 0.42%) per annum with maturity through 2011 (2009: maturity through 2010)
- unsecured		8,805	10,892

Total		63,909	36,727

(i)	The carrying values of short-term bank loans approximate their fair values as of the balance sheet date.

28.	REVENUE
The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the NDRC, the MIIT and the provincial price regulatory authorities.

Revenue from continuing operations is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB4,870 million for the year ended December 31, 2010 (2008: approximately RMB4,598 million; 2009: approximately RMB4,487 million).

The major components of revenue for continuing operations are as follows:

	2008	2009	2010

Continuing operations:
Mobile business
- Usage and monthly fees	40,462	42,297	47,004
- Value-added services revenue	16,263	19,070	25,852
- Interconnection fees	6,775	8,220	9,022
- Other service revenue	740	182	484

Total mobile telecommunications service revenue	64,240	69,769	82,362

Fixed-line business
- Usage and monthly fees	41,489	34,369	29,085
- Broadband, data and other Internet-related services revenue	23,624	26,364	32,595
- Interconnection fees	7,342	5,599	5,243
- Value-added services revenue	7,074	5,238	4,860
- Leased line income	5,492	5,683	5,589
- Upfront connection fees	886	490	192
- Other service revenue	2,347	1,806	1,332

Total fixed-line telecommunications service revenue	88,254	79,549	78,896

Unallocated telecommunications service revenue	337	275	737

Total telecommunications service revenue	152,831	149,593	161,995
Information communication technology services and other revenue	5,062	2,189	2,016
Sales of telecommunications products	1,899	2,163	7,287

Total revenue from external customers	159,792	153,945	171,298

29.	NETWORKS, OPERATIONS AND SUPPORT EXPENSES

	2008	2009	2010
Continuing operations:
Repair and maintenance	7,761	8,606	8,781
Power and water charges	5,901	7,414	8,884
Operating leases for networks, premises, equipment and facilities	4,362	6,778	7,848
Others	712	930	870

Total networks, operations and support expenses	18,736	23,728	26,383

30.	EMPLOYEE BENEFIT EXPENSES

	Note	2008	2009	2010
Continuing operations:
Salaries and wages		17,115	17,842	18,993
Contributions to defined contribution pension schemes		2,288	2,558	2,670
Contributions to housing fund		1,099	1,321	1,422
Other housing benefits		172	183	186
Share-based compensation	35	84	27	56

Total employee benefit expenses		20,758	21,931	23,327

31.	OTHER OPERATING EXPENSES

	2008	2009	2010
Continuing operations:
Provision for doubtful debts	3,025	2,355	2,583
Cost of telecommunications products sold	2,156	2,689	10,688
Cost in relation to information communications technology services	3,010	839	895
Commission expenses	11,773	11,994	13,776
Advertising and promotion expenses	3,036	4,290	3,931
Customer installation cost	2,256	2,449	2,435
Customer acquisition and retention cost	2,549	2,287	3,591
Auditors’ remuneration	131	73	68
Property management fee	1,186	1,434	1,503
Office and administrative expenses	2,831	2,915	3,422
Transportation expense	1,892	1,825	1,805
Miscellaneous taxes and fees	607	583	653
Others	3,545	2,990	2,919

Total other operating expenses	37,997	36,723	48,269

32.	FINANCE COSTS

	Note	2008	2009	2010

Continuing operations:
Finance costs:
- Interest on bank loans repayable within 5 years		1,787	911	1,726
- Interest on long-term loans due to ultimate holding company	40.1(c)	1,016	—	—
- Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		580	607	824
- Interest on convertible bonds repayable within 5 years		—	—	45
- Interest on related party loan repayable within 5 years		—	16	25
- Interest on bank loans repayable over 5 years		54	5	4
- Interest on corporate bonds repayable over 5 years		90	90	90
- Interest on deferred consideration	(a)	224	—	—
- Less: Amounts capitalized in construction-in-progress	6	(430)	(806)	(804)

Total interest expense		3,321	823	1,910
- Exchange (gain)/loss, net		(270)	15	(388)
- Others		218	198	227

Total finance costs		3,269	1,036	1,749

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

33.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

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

At the inception of the subscription agreement on September 6, 2009, the Company’s agreement to undertake the above mutual investment with Telefónica is treated as a derivative financial instrument in accordance with IAS/HKAS 39 “Financial instrument: Recognition and measurement” as it represents a forward contract for the purchase of shares by the Company and Telefónica in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument would be remeasured at fair value at each balance sheet date with all subsequent changes in fair value being charged or credited to the statement of income in the period when the change occurs until the completion of the mutual investment by the Company and Telefónica in each other at the Completion Date. On October 21, 2009, the derivative financial instrument was derecognized and an available-for-sale financial asset, representing the investment in the Telefónica shares, was recognized correspondingly at the then fair value of the Telefónica shares.

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

As of December 31, 2010, the related available-for-sale financial asset amounted to approximately RMB6,087 million (2009: approximately RMB7,789 million). For the year ended December 31, 2010, changes in fair value of available-for-sale financial asset amounted to approximately RMB1,702 million (2009: approximately RMB163 million). The changes in fair value, net of tax impact of approximately RMB426 million (2009: approximately RMB41 million), was recorded in the consolidated statement of comprehensive income.

34.	OTHER INCOME — NET

	2008	2009	2010
Continuing operations:
Dividend income from available-for-sale financial assets	3	215	485
Gain on the non-monetary assets exchange	1,305	38	10
Others	833	709	726

	2,141	962	1,221

35.	EQUITY-SETTLED SHARE OPTION SCHEMES
35.1	Fixed award pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”)

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

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the share option scheme (Note 35.2) in May 2002, May 2007 and May 2009, respectively. Apart from the above two terms, the principal terms are substantially the same as the amended Share Option Scheme in all material aspects.

35.2	Share option scheme (the “Share Option Scheme”)

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

35.	EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)
35.2	Share option scheme (the “Share Option Scheme”) (Continued)

The terms of the Share Option Scheme were amended on May 13, 2002 to comply with the requirements set out in the Chapter 17 of the Listing Rules of SEHK which came into effect on September 1, 2001 with the following major amendments:

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
In May 2007 and May 2009, the Company further amended the Share Option Scheme with major amendments related to the exercise period.
All of the share options granted under Note 35.1 and 35.2 are governed by the amended terms of the Pre-Global Share Option Scheme and the Share Option Scheme as mentioned above.

35.	EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)
35.3	Special purpose Unicom share option scheme (the “Special Purpose Share Option Scheme”)

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

In May 2009, the Company amended the Special Purpose Share Option Scheme relating to the exercise period.
No further options can be granted under the Special Purpose Share Option Scheme.

35.	EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)
35.3	Special purpose Unicom share option scheme (the “Special Purpose Share Option Scheme”) (Continued)
Details of share options granted and outstanding by China Netcom, immediately prior to the merger between the Company and China Netcom (i.e. October 14, 2008) are as follows:

	For the period from January 1, 2008 to
	October 14, 2008
	Average exercise
	price	Number of share
	in HKD per share	options involved

Balance, beginning of the year	10.32	150,844,560
Granted	—	—
Forfeited/cancelled	9.55	(139,620)
Cancelled in exchange for the Company’s options	10.30	(125,836,140)
Exercised	10.45	(24,868,800)

Balance, end of the period	—	—

35.	EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)
Details of share options of China Netcom exercised during the period from January 1, 2008 to October 14, 2008 is as follows:

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

The total incremental fair value of the exchanged options was determined to be RMB21 million which was measured by reference to the incremental fair value of the options granted under the Special Purpose Share Option Scheme as of October 15, 2008 (the modification date) over the fair value of China Netcom options as of October 15, 2008. For the year ended December 31, 2010, share-based compensation expense of approximately RMB2 million (2008: approximately RMB9 million; 2009: approximately RMB10 million) was recorded by the Group as a result of this modification.

35.	EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)
35.4	Share option information
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2008		2009		2010
	Average		Average		Average
	exercise		exercise	Number of	exercise
	price	Number of	price	share	price	Number of
	in HKD	share options	in HKD	options	in HKD	share options
	per share	involved	per share	involved	per share	involved

Balance, beginning of year	7.12	257,279,600	6.95	413,074,166	6.95	413,074,166
Granted	6.83	189,760,900	—	—	—	—
Forfeited/lapsed	6.37	(2,720,334)	—	—	15.42	(16,977,600)
Exercised	7.62	(31,246,000)	—	—	5.57	(84,448)

Balance, end of year	6.95	413,074,166	6.95	413,074,166	6.59	396,012,118

Exercisable at end of year	7.14	245,359,027	6.88	390,841,799	6.59	396,012,118

Exercise of share options during the year ended December 31, 2010 resulted in 84,448 shares being issued (2008: 31,246,000 shares; 2009: nil), with exercise proceeds of approximately RMB0.41 million (2008: approximately RMB216 million; 2009: nil).

35.	EQUITY-SETTLED SHARE OPTION SCHEME (Continued)
35.4	Share option information (Continued)
As of balance sheet date, information of outstanding share options is summarized as follows:

			The price	Number of	Number of
			per share to	share options	share options
			be paid on	outstanding as	outstanding as
		Exercisable period	exercise of	of December	of December
Date of options grant	Vesting period	(Note i)	options	31, 2009	31, 2010

Share options granted under the Pre-Global Offering Share Option Scheme (Note iii):

June 22, 2000	June 22, 2000 to June 21, 2002	June 22, 2002 to June 21, 2010	HKD15.42	16,977,600	—

Share options granted under the Share Option Scheme (Note ii):

June 30, 2001	June 30, 2001	June 30, 2001 to June 22, 2011	HKD15.42	4,350,000	4,350,000

May 21, 2003	May 21, 2003 to May 21, 2006	May 21, 2004 to May 20, 2011	HKD4.30	8,956,000	8,956,000

July 20, 2004	July 20, 2004 to July 20, 2007	July 20, 2005 to July 19, 2011	HKD5.92	41,024,000	41,024,000

December 21, 2004	December 21, 2004 to December 21, 2007	December 21, 2005 to December 20, 2011	HKD6.20	654,000	654,000

February 15, 2006	February 15, 2006 to February 15, 2009	February 15, 2008 to February 14, 2012	HKD6.35	151,556,000	151,556,000

Share options granted under the Special Purpose Share Option Scheme (Note ii):

October 15, 2008 (“2004 Special Purpose Share Options”)	October 15, 2008 to May 17, 2009	October 15, 2008 to November 16, 2011	HKD5.57	100,627,098	100,542,650

October 15, 2008 (“2005 Special Purpose Share Options”)	October 15, 2008 to December 6, 2010	October 15, 2008 to December 5, 2011	HKD8.26	88,929,468	88,929,468

				413,074,166	396,012,118

The options outstanding as of December 31, 2010 had a weighted average remaining contractual life of 0.93 years (2009: 1.50 years).

35.	EQUITY-SETTLED SHARE OPTION SCHEME (Continued)
35.4	Share option information (Continued)

Note i:
In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board of Directors pursuant to the terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board of Directors as “Transferred Personnel” under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring, and (ii) those share options were not exercisable due to a “Mandatory Moratorium” under the respective terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. Due to the “Mandatory Moratorium” continuing to be in force, the Board of Directors further extended the exercise periods of certain share options by one year in each of March 2010 and March 2011 under the respective terms of the Share Option Scheme. As of December 31, 2010, approximately 23,600,000 share options held by Transferred Personnel remained valid.

Note ii:
In each of March 2010 and March 2011, the expiry dates for certain share options were extended by one year by the Board of Directors pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to a “Mandatory Moratorium”, which is still in effect, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme. The modifications did not expect to have significant impact on the consolidated statement of income for the year ending December 31, 2011.

Note iii:	All share options remained outstanding on June 21, 2010 have been expired on the same date.

35.	EQUITY-SETTLED SHARE OPTION SCHEME (Continued)
No option was exercised for the year ended December 31, 2009.
Details of share options exercised for the years ended December 31, 2008 and 2010 are as follows:
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

For the year ended December 31, 2010:

		Weighted average
		closing price per
		share at respective
		days immediately
		before days of
	Exercise price	exercise of options	Proceeds received	Number of
Grant date	HKD	HKD	HKD	shares involved

October 15, 2008	5.57	11.76	470,375	84,448

			470,375	84,448

For the year ended December 31, 2010, employee share-based compensation expense recorded for continuing operations amounted to approximately RMB56 million (2008: approximately RMB84 million; 2009: approximately RMB27 million).

36	DISPOSAL GROUP AND DISCONTINUED OPERATIONS

On June 2, 2008 and July 27, 2008, the Company, CUCL and China Telecom entered into the Framework Agreement and the Disposal Agreement, respectively, to sell the CDMA business to China Telecom. The disposal was completed on October 1, 2008. The gain on disposal, net of corresponding income tax of approximately RMB9.0 billion, amounted to approximately RMB26.1 billion.

The net assets of the CDMA business as of the effective date of disposal of the CDMA business were as listed below:

		As of
Net assets disposed of:	Note	October 1, 2008
Cash and cash equivalents	(a)	4,612
Property, plant and equipment		2,997
Goodwill		373
Deferred tax assets		6
Other assets		3,958
Inventories		525
Accounts receivable, net		690
Prepayments and other current assets		808
Deferred revenue		(444)
Accounts payable and accrued liabilities		(1,144)
Advances from customers		(4,428)
Non-controlling interests		(5)

		7,948

Fair value of future service agreed in the Disposal Agreement	40.2(c)	517
Transaction cost and taxation		184

Income tax expense arising from the disposal of the CDMA business		9,016
Gain on disposal of the CDMA business recognized in the statement of income		26,135

Cash consideration on disposal of the CDMA business		43,800
Less: Cash consideration receivable from disposal of the CDMA business		(13,140)
Cash and cash equivalents transferred		(1,148)

Net cash inflow		29,512

Note a:
The balance represents cash and cash equivalent of approximately RMB1,148 million transferred and RMB3,464 million to be transferred to China Telecom in accordance with the Disposal Agreement. For details, please refer to Note 40.2(c).

36	DISPOSAL GROUP AND DISCONTINUED OPERATIONS (Continued)
Discontinued operations
The results and cash flows of the CDMA business for the period from January 1, 2008 to September 30, 2008 are presented as discontinued operations as follows:

For the period from
January 1, 2008 to
September
30, 2008
Revenue	22,296
Expenses	(20,389)

Income from discontinued operations before income tax	1,907
Income tax expenses	(469)

Income for the period from discontinued operations	1,438

Gain on disposal of discontinued operations before income tax	35,151
Income tax expenses	(9,016)

Gain on disposal of discontinued operations after income tax	26,135

Income for the period from discontinued operations	27,573

36	DISPOSAL GROUP AND DISCONTINUED OPERATIONS (Continued)
Discontinued operations (Continued)

For the period
from
January 1, 2008
to September
30, 2008

Net cash inflow from operating activities	656

Net cash outflow from investing activities	(23)
Cash inflow from disposal of discontinued operations	29,512

Net cash inflow from investing activities	29,489

Net cash inflow from financing activities	—

Net cash inflow from discontinued operations	30,145

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

For the year ended December 31, 2010, the Group received the proceeds of approximately RMB5,121 million from China Telecom in relation to disposal of the CDMA business.

37.	DIVIDENDS

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

At the annual general meeting held on May 12, 2010, the shareholders of the Company approved the payment of a final dividend of RMB0.16 per ordinary share for the year ended December 31, 2009 totaling approximately RMB3,770 million which has been reflected as a reduction of retained profits for the year ended December 31, 2010. As of December 31, 2010, such dividends have been paid by the Company, except for dividends payable of approximately RMB431 million due to Unicom BVI.

At a meeting held on March 29, 2011, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.08 per ordinary share to the shareholders for the year ended December 31, 2010 totaling approximately RMB1,885 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2010, but will be reflected as an appropriation of retained profits in the financial statements for the year ending December 31, 2011.

	2008	2009	2010
Proposed final dividend:
RMB0.08 (2008: RMB0.20; 2009:RMB0.16) per ordinary share by the Company	4,754	3,770	1,885

Dividend paid:
By the Company	2,732	4,754	3,770
By China Netcom (Note a)	3,499	—	—

	6,231	4,754	3,770

Note a :
Since the 2008 Business Combination is accounted for as a business combination of entities under common control, accordingly, the proposed final dividend and dividend paid include the proposed final dividend and dividend paid by China Netcom as if it had always been part of the Group.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On November 11, 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a PRC TRE from January 1, 2008. Therefore, as of December 31, 2010, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed income of the Company’s subsidiaries in the PRC.

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

38.	EARNINGS PER SHARE AND ADS

Basic earnings per share for the years ended December 31, 2008, 2009 and 2010 were computed by dividing the income attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on January 1, 2008.

Diluted earnings per share for the years ended December 31, 2008, 2009 and 2010 were computed by dividing the income attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on January 1, 2008, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares for the year ended December 31, 2010 arose from (i) share options granted under the amended Share Option Scheme, (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) the convertible bonds, while all potential ordinary shares for the years ended December 31, 2008 and 2009 arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme, (iii) share options granted under the amended Special Purpose Share Option Scheme.

The potential ordinary shares which are not dilutive for the year ended December 31, 2010 arose from (i) share options with exercise price of HKD15.42 granted under the amended Share Option Scheme and (ii) the convertible bonds with initial conversion price of HKD15.85, while the potential ordinary shares which are not dilutive for the years ended December 31, 2008 and 2009 arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme, which are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

38.	EARNINGS PER SHARE AND ADS (Continued)
The following table sets forth the computation of basic and diluted earnings per share and ADS:

	2008	2009	2010
Numerator (in RMB millions):
Income attributable to owners of the parent
- Continuing operations	2,231	9,556	3,851
- Discontinued operations	27,573	—	—

	29,804	9,556	3,851

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,751	23,767	23,562
Dilutive equivalent shares arising from share options	190	128	142

Shares used in computing diluted earnings per share	23,941	23,895	23,704

Basic earnings per share (in RMB)
- Continuing operations	0.09	0.40	0.16
- Discontinued operations	1.16	—	—

	1.25	0.40	0.16

Basic earnings per ADS (in RMB)
- Continuing operations	0.94	4.02	1.63
- Discontinued operations	11.61	—	—

	12.55	4.02	1.63

Diluted earnings per share (in RMB)
- Continuing operations	0.09	0.40	0.16
- Discontinued operations	1.15	—	—

	1.24	0.40	0.16

Diluted earnings per ADS (in RMB)
- Continuing operations	0.93	4.00	1.62
- Discontinued operations	11.52	—	—

	12.45	4.00	1.62

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

39.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, available-for-sale financial assets, accounts receivable, amounts due from related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, convertible bonds, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

Cash and cash equivalents, short-term bank deposits and available-for-sale financial assets denominated in foreign currencies, as summarized below, have been translated to RMB at the applicable rates prevailing as of December 31, 2009 and 2010.

	2009			2010
	Original		RMB	Original		RMB
	currency		equivalent	currency		equivalent
	millions	Exchange rate	millions	millions	Exchange rate	millions

Cash and cash equivalents:
- denominated in HK dollars	324	0.88	285	462	0.85	393
- denominated in US dollars	86	6.83	585	1,761	6.62	11,661
- denominated in Euro	26	9.80	258	24	8.81	213
- denominated in Japanese Yen	14	0.07	1	12	0.08	1
- denominated in GBP	0.4	10.98	4	0.8	10.22	8

Sub-total			1,133			12,276

Short-term bank deposits:
- denominated in HK dollars	86	0.88	76	51	0.85	43
- denominated in US dollars	49	6.83	336	22	6.62	148

Sub-total			412			191

Available-for-sale financial assets:
- denominated in Euro	795	9.80	7,789	691	8.81	6,087

Total			9,334			18,554

39.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB. The carrying amounts of the Group’s cash and cash equivalents, short-term bank deposits, available-for-sale financial assets, other current financial assets and liabilities approximated their fair values as of December 31, 2009 and 2010 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair values as of the balance sheet date.

In connection with the fair values of the Group’s non-current portion of long-term bank loans, promissory notes, corporate bonds and the convertible bonds, please refer to respective notes for details.

40.	RELATED PARTY TRANSACTIONS

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

Management considers certain state-owned enterprises, which mainly include other telecommunications service operators, have material transactions with the Group in its ordinary course of business. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. The Group’s telecommunications networks depend, in large part, on interconnection with the networks and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been disclosed below.

40.	RELATED PARTY TRANSACTIONS (Continued)
40.1	Transactions with Unicom Group and its subsidiaries
(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2008	2009	2010
Transactions with Unicom Group, Netcom Group and their subsidiaries:

Continuing operations:
Leasing fee of Telecommunications Networks in Southern China	(ii)	—	2,000	2,200
Charges for mobile subscriber value-added service	(i), (iii)	153	122	103
Rental charges for premises, equipment and facilities	(i), (iv)	678	820	867
Charges for the international gateway services	(i), (v)	7	5	2
Agency fee incurred for procurement of telecommunications equipment	(i), (vi)	21	12	—
Charge for engineering and information technology-related services	(i), (vii)	2,603	2,786	2,248
Common corporate services income	(viii)	140	3	3
Charges for common corporate services	(viii)	563	266	308
Charges for purchases of materials	(ix)	516	375	382
Charges for ancillary telecommunications support services	(x)	558	689	953
Charges for support services	(xi)	461	273	162
Charges for lease of telecommunications facilities	(xii)	306	148	149
Income from information communication technologies services	(i), (xiii)	118	70	8
Interest expenses for long-term loans due to ultimate holding company	40.1(c)	1,016	—	—

40.	RELATED PARTY TRANSACTIONS (Continued)
40.1	Transactions with Unicom Group and its subsidiaries (Continued)
(a)	Recurring transactions (Continued)

	Note	2008	2009	2010
Transactions with Unicom Group, Netcom Group and their subsidiaries:

Discontinued operations:
Charges for mobile subscriber value-added services	(i), (iii)	46	—	—
CDMA network capacity lease rental charges	(xiv)	6,009	—	—
Constructed capacity related cost of the CDMA network	(xv)	234	—	—

40.	RELATED PARTY TRANSACTIONS (Continued)
40.1	Transactions with Unicom Group and its subsidiaries (Continued)
(a)	Recurring transactions (Continued)
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
(ii)
On December 16, 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon entered into the Network Lease Agreement in relation to the Lease of the Telecommunications Networks in Southern China by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the years ended December 31, 2009 and 2010, respectively. The Lease became effective in January 2009.

40.	RELATED PARTY TRANSACTIONS (Continued)
40.1	Transactions with Unicom Group and its subsidiaries (Continued)
(a)	Recurring transactions (Continued)
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

40.	RELATED PARTY TRANSACTIONS (Continued)
40.1	Transactions with Unicom Group and its subsidiaries (Continued)
(a)	Recurring transactions (Continued)
(vii)
Pursuant to the Framework Agreement for Engineering and Information Technology Services dated August 12, 2008 and Engineering and Information Technology Services Agreement 2008-2010 entered between CUCL and Unicom Group, the charges payable by CUCL for the above services are determined with reference to market rates and are settled when the relevant services are provided.

(viii)
Pursuant to Master Sharing Agreement 2008-2010 entered between CUCL and Unicom Group, expenses associated with common corporate services is allocated between CUCL and Unicom Group based on total assets as appropriate.

(ix)	Pursuant to Materials Procurement Agreement 2008-2010 entered between CUCL and Unicom Group, the charges payable by CUCL to Unicom Group are based on market rates or cost-plus basis.

(x)
Pursuant to the Framework Agreement for Ancillary Telecommunications Services dated August 12, 2008 and Ancillary Telecommunications Services Agreement 2008-2010 entered between CUCL and Unicom Group, Unicom Group agreed to provide services including certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customer services. The charges are based on market rates and are settled as and when the relevant services are provided.

(xi)
Pursuant to the Framework Agreement for Support Services dated August 12, 2008 and Support Services Agreement 2008-2010 entered between CUCL and Unicom Group, Unicom Group agreed to provide services including equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services. The charges are based on market rates and are settled as and when the relevant services are provided.

(xii)
Pursuant to the Framework Agreement for Telecommunications Facilities Leasing dated August 12, 2008 and Telecommunications Facilities Leasing Agreement 2008-2010 entered between CUCL and Unicom Group, CUCL agreed to lease the international telecommunications facilities and inter-provincial transmission optic fibers from Unicom Group. The lease payment is based on the depreciation charge of the leased assets.

40.	RELATED PARTY TRANSACTIONS (Continued)
40.1	Transactions with Unicom Group and its subsidiaries (Continued)
(a)	Recurring transactions (Continued)
(xiii)
Pursuant to Information and Communications Technology Agreement 2008-2010 entered between System Integration Corporation and Unicom Group, System Integration Corporation, agreed to provide information communications technology services to Unicom Group and also to subcontract services ancillary to the provision of information communications technology services, namely, the system installation and configuration services, to the subsidiaries and branches of Unicom Group in Unicom Group’s southern service region in the PRC. The charges payable by Unicom Group are based on market value.

(xiv)
On October 26, 2006, CUCL entered into the new agreement “2006 CDMA Lease Agreement” with Unicom Group and Unicom New Horizon to continue to lease the CDMA networks. The new agreement was approved by the independent shareholders of the Company on December 1, 2006, and became effective from January 1, 2007. The Group accounted for the lease of the CDMA networks as an operating lease. As disclosed in the announcement dated July 28, 2008, the Company, CUCL and China Telecom agreed on the CDMA business disposal and the Company agreed to waive the CDMA network purchase option and terminate the 2006 CDMA Lease Agreement, in each case with effect from the completion of the CDMA business disposal. During the Company’s extraordinary general meeting of shareholders held on September 16, 2008, the Company’s independent shareholders approved the waiver of the CDMA network purchase option and the termination of the 2006 CDMA Lease Agreement. Upon the completion of the CDMA business disposal on October 1, 2008, the 2006 CDMA Lease Agreement was terminated.

(xv)
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

(xvi)
Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and periodic renewal basis.

40.	RELATED PARTY TRANSACTIONS (Continued)
40.1	Transactions with Unicom Group and its subsidiaries (Continued)
(b)	None-recurring transaction

In January 2009, CUCL completed the acquisitions of the Target Business and the Target Assets from Unicom Group and Netcom Group while in 2008, the Company completed the merger with China Netcom by way of a scheme of arrangement. For details, please refer to Note 1.

(c)	Amounts due from and to related parties/Unicom Group and its subsidiaries

Amounts due to related parties as of December 31, 2010 included an unsecured short-term loan from Netcom BVI of approximately HKD2,390 million (equivalent to RMB2,033 million) (2009: HKD2,390 million (equivalent to RMB2,104 million)) obtained for the purpose of payment of the 2008 final dividend of the Company. The loan carries an interest rate of six-month HIBOR plus 0.8% per annum and is repayable on June 16, 2010. The loan was extended for another one year on June 12, 2010 and is repayable on June 16, 2011 with an interest rate of HIBOR plus 0.8% per annum.

Long-term loans due to ultimate holding company primarily represented the long-term intercompany loans for the financing of the construction of the Telecommunications Networks in Southern China, amounting to approximately RMB35,652 million as of December 31, 2008. The loans are unsecured, interest bearing, and repayable on demand after the period of twelve months from the balance sheet date as of December 31, 2008. The interest expenses in relation to the long-term loans due to ultimate holding company were calculated based on the interest rate of 5.40% per annum for the years ended December 31, 2008. Upon the completion of the 2009 Business Combination effective from January 2009, the long-term loans have been treated as a distribution from reserves by the Group to ultimate holding company. For details, please refer to note 4.2(b).

Apart from the short-term loan from Netcom BVI and long-term loans due to ultimate holding company as aforementioned, amounts due from and to related parties, Unicom Group, and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with related parties/Unicom Group and its subsidiaries as described in (a) and (b) above.

40.	RELATED PARTY TRANSACTIONS (Continued)
40.1	Transactions with Unicom Group and its subsidiaries (Continued)
(d)	Renewal of continuing connected transactions in October 2010

The agreements governing the recurring related party transactions disclosed in (a) above between the Group and Unicom Group and its subsidiaries were expired on December 31, 2010. Accordingly, on October 29, 2010, CUCL entered into the new agreements, “2011-2012 Network Lease Agreement” with Unicom New Horizon, and “2011 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. Major changes of the key terms between the new agreements and the previous agreements are set out as follows:

• 2011-2012 Network Lease Agreement

Pursuant to 2011-2012 Network Lease Agreement, the Lease has extended to another two years effective from January 1, 2011 to December 31, 2012 and is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. The annual fee payable by CUCL for the Lease for the two years ending December 31, 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively.

• 2011 Comprehensive Services Agreement

2011 Comprehensive Services Agreement has a term of three years commencing on January 1, 2011 and expiring on December 31, 2013, and the service fees payable shall be calculated on the same basis as under previous agreements. In addition, as a result of the 2009 Business Combination, certain connected transactions under previous agreements are not regarded as related party transactions under 2011 Comprehensive Services Agreement, but as inter-company transactions within the Group.

40.	RELATED PARTY TRANSACTIONS (Continued)
40.2	Domestic carriers
(a)	Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business for the continuing operations:

		The Group
	Note	2008	2009	2010

Interconnection revenue	(i)	11,135	12,083	12,165
Interconnection charges	(i)	10,901	11,740	12,564
Leased line revenue	(ii)	608	433	346
Leased line charges	(ii)	252	102	113
Engineering design and technical service revenue	(iii)	197	287	208
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

40.	RELATED PARTY TRANSACTIONS (Continued)
40.2	Domestic carriers
(b)	Amounts due from and to domestic carriers

	2009	2010

Amounts due from domestic carriers
- Receivables for interconnection revenue, leased line revenue and engineering design and technical service revenue	1,205	1,296

- Less: Provision for doubtful debts	(71)	(35)

	1,134	1,261

Amounts due to domestic carriers
- Payables for interconnection charges and leased lines charges	1,136	873

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

40.	RELATED PARTY TRANSACTIONS (Continued)
40.2	Domestic carriers (Continued)
(c)	Disposal of the Group’s CDMA business to China Telecom

In 2008, the Company completed disposal of the CDMA business to China Telecom. For details, please refer to Note 1 and Note 36.

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

As of December 31, 2009 and 2010, the balances due (to)/from China Telecom in relation to disposal of the CDMA business are as follows:

	2009	2010

Payables
- Advances from customers received on behalf of China Telecom	(7)	—

Proceeds receivable	5,121	—

41.	CONTINGENCIES AND COMMITMENTS
41.1	Capital commitments
As of December 31, 2009 and 2010, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	2009	2010
		Land and
	Total	buildings	Equipment	Total

Authorized and contracted for	8,810	393	5,687	6,080
Authorized but not contracted for	4,030	180	2,123	2,303

Total	12,840	573	7,810	8,383

As of December 31, 2009 and 2010, no capital commitments were denominated in US dollars.

41.	CONTINGENCIES AND COMMITMENTS (Continued)
41.2	Operating lease commitments
As of December 31, 2009 and 2010, the Group had total future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2009	2010
				Tele-
				communications
				networks in
		Land and		Southern China
	Total	buildings	Equipment	(Note 1(b))	Total

Leases expiring:
- not later than one year	4,109	1,713	133	2,400	4,246
- later than one year and not later than five years	3,615	3,401	206	2,600	6,207
- later than five years	1,179	907	43	—	950

Total	8,903	6,021	382	5,000	11,403

41.3	Contingent liabilities

As aforementioned in Note 28, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and CNC China. Based on management’s assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as of December 31, 2009 and 2010.

41.4	Guarantee

The Company provides guarantee in favour of the convertible bondholders in respect of the outstanding convertible bonds issued by Billion Express amounted to USD1,838,800,000 as of December 31, 2010 (Note 22).

42.	EVENTS AFTER THE REPORTING PERIOD
(a)	Proposed dividend
After the reporting period, the Board of Directors proposed a final dividend for 2010. For details, please refer to Note 37.

(b)	Agreement of additional investments between the Company and Telefónica

On January 23, 2011, the Company entered into a strategic agreement with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On January 25, 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement.

(c)	Issue of super and short-term commercial papers

On March 10, 2011, CUCL issued two tranches of super and short-term commercial papers in the amount of RMB8 billion for each tranche. The paper has a maturity period of 180 days and carries interests at 3.88% per annum.

43.	COMPARATIVE FIGURES

The comparative figure has been reclassified to conform to current year presentation by including “Leasing fee for telecommunications networks in Southern China” of RMB2.0 billion into “Networks, operations and support expenses” in the consolidated statement of income for the year ended December 31, 2009.

44.	APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the Board of Directors on May 24, 2011.