Form 20-F
period 2011-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2012-04-25
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

As of December 31, 2011, 23,564,901,919 ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes    ✓    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes          No  ✓

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ✓ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes          No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ✓                Accelerated Filer                  Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP

International Financial Reporting Standards as issued by the International Accounting Standards Board    ✓

Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17          Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes          No    ✓

- i -

- ii -

Note Regarding Forward-Looking Statements

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) our plans and strategies, including those in connection with our restructuring and integration after our merger with China Netcom Group Corporation (Hong Kong) Limited, or China Netcom, mergers and acquisitions and capital expenditures; (ii) our plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) our competitive position, including our ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage our position as an integrated telecommunications operator and expand into new businesses and markets; (iv) our future business condition, including our future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, our new and existing products and services, in particular, 3G services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

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

•

the result of the anti-monopoly investigation by the National Development and Reform Commission of the PRC, or the NDRC, relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers;

•	changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans; and

- iii -

•

changes in the political, economic, legal and social conditions in China, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

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

All references to “China Netcom” are to China Netcom Group Corporation (Hong Kong) Limited, which merged with us in October 2008, and, as the context may require, its subsidiaries. References to “Netcom Group” mean China Network Communications Group Corporation, which merged with, and was absorbed by, Unicom Group in January 2009 and, as the context may require, its subsidiaries, other than us and our subsidiaries.

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

•

references to the “21 provinces in southern China” mean Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Tibet Autonomous Region, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region; we completed the acquisitions of certain telecommunications business and assets, including the fixed-line business in those 21 provinces in southern China, from Unicom Group and Netcom Group and/or their respective subsidiaries and branches in January 2009; see “A. History and Development of the Company — Unicom Acquisitions and Sales — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4;

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

- iv -

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data for the years ended December 31, 2009, 2010 and 2011 and the selected historical consolidated balance sheet data as of December 31, 2010 and 2011 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated income statement data for the years ended December 31, 2007 and 2008 and consolidated balance sheet data as of December 31, 2007, 2008 and 2009 set forth below are derived from our internal records and management accounts that are not included in this annual report on Form 20-F. Our consolidated financial statements as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 have been prepared and presented in accordance with IFRS/HKFRS. The statistical information set forth in this annual report on Form 20-F relating to China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside China.

We completed (i) the acquisition of the entire equity interest in China Unicom NewSpace Limited, or Unicom NewSpace, by China Unicom Broadband Online Limited Corporation, or Broadband Online, a wholly-owned subsidiary of China United Network Communications Corporation Limited, or CUCL, from Unicom Group, or the 2011 Acquisition, in December 2011, (ii) the acquisitions of fixed-line business in 21 provinces in southern China, the local access telephone business in Tianjin Municipality, three subsidiaries (together referred to as the “Target Business”) and certain other telecommunications assets from Unicom Group and Netcom Group (which was later merged with Unicom Group in January 2009), or the 2009 Acquisition, in January 2009, (iii) a merger with China Netcom in October 2008, and (iv) the acquisition of assets and business of the Guizhou Province branch of Unicom Group, or Unicom Guizhou, from Unicom Group in December 2007, or the 2007 Acquisition. Prior to its merger with us, China Netcom completed an acquisition of the entire equity interest of Beijing Planning and Design Institute, or Design Institute, a wholly-owned subsidiary of Netcom Group, in December 2007. See “A. History and Development of the Company — Unicom Acquisitions and Sales — 2011 Acquisition”, “A. History and Development of the Company — Unicom Acquisitions and Sales — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China”, “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions — Merger with China Netcom and Related Transactions”, “A. History and Development of the Company — Unicom Acquisitions and Sales” and “A. History and Development of the Company — History and Corporate Development of China Netcom” under Item 4, respectively. Because (i) we and Unicom NewSpace were under common control of Unicom Group both prior to and after the 2011 Acquisition, (ii) we and the Target Business were under common control of Unicom Group both prior to and after the 2009 Acquisition, (iii) we and China Netcom were under the common control of the PRC Government both prior to and after the merger, (iv) we and Unicom Guizhou were under the common control of Unicom Group both prior to and after our acquisition of Unicom Guizhou and (v) China Netcom and Design Institute were under the common control of Netcom Group (which merged with, and was absorbed by, Unicom Group in January 2009) both prior to and after China Netcom’s acquisition of Design Institute, each of the acquisitions and the merger is considered as a business combination of entities and businesses under common control and has been accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations”, or AG 5, issued by the HKICPA in November 2005. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. Given that the acquired entities and businesses mentioned above in this paragraph had always been under common control during all the periods presented, the assets and liabilities thereof are stated at predecessor values and are included in the consolidated financial statements included in this annual report on Form 20-F as if these entities and their businesses acquired had always been part of our company during all the periods presented. As a result, the selected consolidated financial statements data as of and for the years ended December 31, 2007, 2008, 2009 and 2010 was restated to reflect the 2011 Acquisition.

The adoption of amended IFRS/HKFRS 1 in 2011 resulted in a change in accounting policy for property, plant and equipment, which has been applied retrospectively so that the comparative data presented in the selected consolidated financial statements data as of and for the years ended December 31, 2007, 2008, 2009 and 2010 have been restated to conform to the changed policy. A detailed description is set forth in Note 2.2(d) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

	As of or for the year ended December 31
	2007 (Restated)(1)	2008 (Restated)(1)	2009 (Restated)(1)	2010 (Restated)(1)	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in millions, except for per share data)
Consolidated Income Statement Data:

CONTINUING OPERATIONS
Revenue(3)
Mobile business
Service revenue	62,476	64,674	70,102	82,449	103,307	16,414
Sales of mobile telecommunications products	14	532	1,970	7,173	23,219	3,689

Total mobile telecommunications revenue	62,490	65,206	72,072	89,622	126,526	20,103

Fixed-line business
Service revenue (3)	95,875	92,593	81,160	79,942	81,642	12,971
Sales of fixed-line telecommunications products	980	1,362	193	114	63	10

Total fixed-line telecommunications revenue	96,855	93,955	81,353	80,056	81,705	12,981

Unallocated amounts
Service revenue (3)	648	701	601	1,692	936	149
Sales of other telecommunications products	-	5	-	-	-	-

	648	706	601	1,692	936	149

Total revenue	159,993	159,867	154,026	171,370	209,167	33,233

Total costs, expenses and others	(137,088)	(156,444)	(141,870)	(166,786)	(203,569)	(32,344)

Income from continuing operations before income tax	22,905	3,423	12,156	4,584	5,598	889

Income tax expenses	(6,988)	(1,664)	(2,692)	(883)	(1,371)	(217)

Income from continuing operations	15,917	1,759	9,464	3,701	4,227	672

	As of or for the year ended December 31
	2007 (Restated)(1)	2008 (Restated)(1)	2009 (Restated)(1)	2010 (Restated)(1)	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$(2)
	(in millions, except for per share data)
DISCONTINUED OPERATIONS(4)
Income from discontinued operations	656	1,438	-	-	-	-
Gain on disposal of discontinued operations	-	26,135	-	-	-	-

Sub-total for discontinued operation	656	27,573	-	-	-	-

Net income	16,573	29,332	9,464	3,701	4,227	672

Earnings per share for income attributable to owners of the parent during the year
-Basic earnings per share(5)	0.72	1.23	0.40	0.16	0.18	0.03
-Diluted earnings per share(5)	0.71	1.23	0.40	0.16	0.18	0.03
-Basic earnings per ADS(6)	7.18	12.35	3.98	1.57	1.79	0.29
-Diluted earnings per ADS(6)	7.11	12.25	3.96	1.56	1.78	0.28

Earnings per share for income from continuing operations attributable to owners of the parent during the year
-Basic earnings per share(5)	0.69	0.07	0.40	0.16	0.18	0.03
-Diluted earnings per share(5)	0.68	0.07	0.40	0.16	0.18	0.03
-Basic earnings per ADS(6)	6.90	0.74	3.98	1.57	1.79	0.29
-Diluted earnings per ADS(6)	6.83	0.73	3.96	1.56	1.78	0.28

Earnings per share for income from discontinued operations attributable to owners of the parent during the year
-Basic earnings per share(5)	0.03	1.16	-	-	-	-
-Diluted earnings per share(5)	0.03	1.15	-	-	-	-
-Basic earnings per ADS(6)	0.28	11.61	-	-	-	-
-Diluted earnings per ADS(6)	0.28	11.52	-	-	-	-
-Number of shares outstanding for basic earnings per share(5)	23,075	23,751	23,767	23,562	23,564	23,564
-Number of shares outstanding for diluted earnings per share(5)	23,321	23,941	23,895	23,704	23,785	23,785
-Number of ADS outstanding for basic earnings per ADS(6)	2,308	2,375	2,377	2,356	2,356	2,356
-Number of ADS outstanding for diluted earnings per ADS(6)	2,332	2,394	2,389	2,370	2,379	2,379

Consolidated Balance Sheet Data:

Assets
Cash and cash equivalents and short-term bank deposits	13,582	10,652	8,891	22,870	15,410	2,448
Property, plant and equipment	307,071	315,526	350,976	365,654	381,859	60,671
Inventories and consumables	2,816	1,147	2,412	3,728	4,651	739
Prepayments and other current assets	5,181	2,876	4,253	5,115	6,127	973
Financial assets at fair value through other comprehensive income	287	95	7,977	6,214	6,951	1,104
Proceeds receivable for the disposal of the CDMA business	-	13,140	5,121	-	-
Total assets	369,000	380,438	417,008	441,269	456,233	72,488

Liabilities
Accounts payable and accrued liabilities	61,376	73,933	104,096	97,666	95,252	15,134
Long-term loans due to ultimate holding company	27,213	35,652	-	-	-	-
Payables in relation to the disposal of the CDMA business	-	4,232	7	-	-	-
Short-term bank loans	11,850	10,780	63,909	36,727	32,322	5,135
Commercial papers	20,000	10,000	-	23,000	38,000	6,038
Current portion of long-term bank loans	7,413	1,216	62	58	50	8
Current portion of other obligations	3,381	3,012	2,534	2,637	2,586	411
Long-term bank loans	16,086	997	759	1,462	1,384	220
Promissory notes	-	-	-	15,000	15,000	2,383
Convertible bonds	-	-	-	11,558	11,118	1,766
Corporate bonds	2,000	7,000	7,000	7,000	7,000	1,112
Tax payable	5,091	11,370	908	1,483	1,232	196
Total liabilities	195,177	183,143	210,571	235,608	250,335	39,774

Shareholders’ equity	173,823	197,295	206,437	205,661	205,898	32,714

Share capital	1,437	2,329	2,310	2,310	2,311	367

	As of or for the year ended December 31
	2007 (Restated)(1)	2008 (Restated)(1)	2009 (Restated)(1)	2010 (Restated)(1)	2011		2011
	RMB	RMB	RMB	RMB	RMB		US$(2)
	(in millions, except for per share data)

Other Financial Data:

CONTINUING OPERATIONS
Net cash inflow from operating activities of continuing operations	68,855	57,296	57,732	66,376	66,491		10,565
Net cash outflow from investing activities of continuing operations	(54,749)	(61,030)	(85,310)	(76,619)	(82,970)		(13,183)
Net cash (outflow)/inflow from financing activities of continuing operations	(22,834)	(28,786)	30,197	19,824	8,988		1,428
Net cash (outflow)/inflow from continuing operations	(8,728)	(32,520)	2,619	9,581	(7,491)		(1,190)

DISCONTINUED OPERATIONS(4)
Net cash inflow from operating activities of discontinued operations	837	656	-	-	-		-
Net cash (outflow)/inflow from investing activities of discontinued operations(7)	(25)	29,489	(5,039)	5,121	-		-
Net cash outflow from financing activities of discontinued operations	-	-	-	-	-		-

Net cash inflow/(outflow) from discontinued operations	812	30,145	(5,039)	5,121	-		-

Net (decrease)/increase in cash and cash equivalents	(7,916)	(2,375)	(2,420)	14,702	(7,491)		(1,190)

Dividend declared per share	0.20	0.20	0.16	0.08	0.1	0	0.02

(1)

The comparative financial data prior to January 1, 2011 presented herein was restated to reflect the effects of 2011 Acquisition and the change in accounting policy for property, plant and equipment upon the adoption of amended IFRS/HKFRS 1 in 2011. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(2)

The translation of RMB into U.S. dollars has been made at the rate of RMB6.2939 to US$1.00, representing the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2011. The translations are solely for the convenience of the reader.

(3)	Includes fixed-line upfront connection fees for basic telephone access services that were eliminated by order of the former Ministry of Information Industry in July 2001.

(4)	Results of our CDMA business have been disclosed as discontinued operations for the years ended December 31, 2007 and 2008.

(5)	See Note 38 to our consolidated financial statements included elsewhere in this annual report on Form 20-F on how basic and diluted earnings per share are calculated under IFRS/HKFRS.

(6)	Earnings per ADS is calculated by multiplying earnings per share by 10, which is the number of shares represented by each ADS.

(7)

See Note b of the consolidated statement of cash flows to our consolidated financial statements included elsewhere in this annual report on Form 20-F on the cash flows from discontinued operations in 2009 and 2010.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. Prior to January 1, 2009, the exchange rate refers to the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, or the daily exchange rate. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 30, 2011 (RMB6.2939 to US$1.00 and HK$7.7663 to US$1.00). These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The daily exchange rates were RMB6.3080 = US$1.00 and HK$7.7607 = US$1.00, respectively, on April 20, 2012. The following table sets forth the high and low daily exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Exchange Rate

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low
October 2011	6.3825	6.3534	7.7884	7.7634
November 2011	6.3839	6.3400	7.7957	7.7679
December 2011	6.3733	6.2939	7.7851	7.7663
January 2012	6.3330	6.2940	7.7674	7.7538
February 2012	6.3120	6.2935	7.7559	7.7532
March 2012	6.3315	6.2975	7.7678	7.7551
April 2012 (up to April 20, 2012)	6.3150	6.2975	7.7660	7.7580

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2007, 2008, 2009, 2010 and 2011, calculated by averaging, in the case of 2007 and 2008, the noon buying rates, or in the case of 2009 to 2011, the daily exchange rate, on the last day of each month during the relevant years.

Average Exchange Rate

	RMB per US$1.00	HK$ per US$1.00

2007	7.5806	7.8008
2008	6.9193	7.7814
2009	6.8295	7.7513
2010	6.7603	7.7692
2011	6.4475	7.7793

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

For mobile business, China Mobile is the largest mobile operator in China, while China Telecom has become a new competitor after acquiring our CDMA business in the 2008 industry restructuring. In the emerging 3G mobile market, we face intense competition from the other two operators. For fixed-line business, we are a leading fixed-line operator in northern China, but remain relatively small in southern China, where China Telecom has a dominant market position. We also face increasing competition from competitors outside the telecommunications industry, such as cable television companies for fixed-line broadband business. Furthermore, the PRC Government is in the process of initiating new policies, in particular, the policies regarding the convergence of television broadcast, telecommunications and Internet access networks and the policies that would allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers in certain areas in China. Although these new initiatives may present opportunities for us to attract new users, they also pose additional uncertainties to the competition in mobile business in China, and we cannot assure you that our business will not be adversely affected by such initiatives.

Intensive competition from China Mobile and China Telecom, as well as other telecommunications service providers, could lead to slower subscriber growth, lower traffic volume of our telecommunications services, continued price pressure and higher customer acquisition costs, which may materially adversely affect our financial condition, results of operations and growth prospects.

We may continue to lose subscribers, in particular, fixed-line services subscribers, which may materially adversely affect our financial condition, results of operations and growth prospects.

We continue to lose fixed-line services subscribers due to the trend of mobile service substitution for fixed-line services. Consistent with trends in global markets in recent years, significant traffic from our fixed-line networks has been diverted to mobile networks, including mobile networks of other mobile operators. While we have been taking various measures to retain our fixed-line subscribers, we cannot assure you that we will be successful in mitigating the adverse impact of mobile service substitution for fixed-line telephone services. Although we have experienced net increases in the total number of mobile subscribers in recent years, we may experience loss of mobile subscribers, especially GSM mobile subscribers, in the future due to intensified competition from other mobile operators and increased migration of GSM mobile subscribers to 3G networks. If we lose a significant number of fixed-line and mobile subscribers, our relevant market share may be materially and adversely affected and our costs of additional customer acquisitions and bad debts may increase, which would materially adversely affect our financial condition, results of operations and growth prospects.

Competition from foreign-invested operators and other new entrants may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition, results of operations and growth prospects.

As a result of China’s accession to the World Trade Organization, or WTO, in December 2001 and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement China’s commitments to the WTO, the PRC Government has agreed to gradually liberalize the various segments and regions of the telecommunications market in China to foreign investors. Currently, foreign investors are permitted to own up to 49% of joint ventures that offer basic telecommunications services without any geographic restrictions in China and up to 50% of joint ventures that offer value-added telecommunications services without any geographic restrictions in China. More foreign-invested operators may enter China’s telecommunications market as a result of this liberalization. They may have greater financial, managerial and technical resources and more expertise in network management and sales and marketing than we do.

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

Our ability to expand and upgrade our networks and infrastructure is subject to a number of uncertainties, including our ability to achieve the following on a timely basis and on acceptable terms:

•

manage technology migration in an effective manner, including effectively responding to a shortage of available Internet Protocol version 4 addresses and timely developing 3GPP Long Term Evolution, or LTE, or other fourth generation mobile telecommunications technologies;

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

The successful development of our 3G business is subject to market demand, consumer acceptance, technological challenges, competition on service fees, handset subsidies and other marketing expenses, other uncertainties, expected benefits from investments in our 3G networks and technology may not be realized and our business may be adversely affected due to the competitive nature between 3G services and 2G mobile business and fixed-line broadband services in the industry.

We commercially launched our 3G service in October 2009 and we are still making investments in our 3G networks. As is common with undertakings of this scale and complexity, we may experience various difficulties in the development of our 3G business, including software, network, handset and other technical issues. While we generally believe we are capable of solving these issues, we cannot assure you that we will be able to do so in a timely fashion or that we will not encounter other difficulties. Moreover, we cannot assure you that:

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

Any failure or delay in completing and expanding our 3G networks, any increase in the associated costs (including the costs and expenses that may be incurred as a result of the changes of our marketing and sales policies, including handsets subsidies, to meet the market demand), or any problem encountered in our operations of 3G business could hinder the recovery of our significant capital investment in the 3G business, which could in turn have a material adverse effect on our financial condition, results of operations and growth prospects. For example, 3G handsets subsidy cost was RMB5.79 billion in 2011, representing an increase by 82.6% from RMB3.17 billion in 2010, primarily due to the significant increase in the number of subscribers of our 3G bundled packages, of which we subsidize the handsets, as a result of our efforts in developing 3G business. If our 3G handsets subsidy cost continues to increase without corresponding increase in the relevant service revenue, the profitability of our 3G business would reduce. Furthermore, we expect to spend approximately RMB35.5 billion, representing 35.5% of our capital expenditure in 2012, on 3G network expansion and upgrade, which may significantly increase our depreciation and amortization expenses in future periods, thereby adversely affecting our profitability.

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

Our ability to provide telecommunications services depends upon arrangements with other telecommunications operators. In particular, interconnection is necessary to complete all calls between our subscribers and subscribers of other telecommunications operators. We, either through ourselves or through Unicom Group, have established interconnection and transmission line leasing arrangements with other telecommunications operators, including our parent company, as required to conduct our current business. Any disruption to our interconnection with the networks of those operators or other international telecommunications carriers with which we interconnect may affect our operations, service quality and customer satisfaction, thus adversely affecting our business. Furthermore, we are generally not entitled to collect indirect or consequential damages resulting from disruptions in the networks with which we are interconnected. Any disruption in existing interconnection arrangements and leased line arrangements or any significant change of their terms, as a result of natural events or accidents or for regulatory, technical, competitive or other reasons, may lead to temporary service interruptions and increased costs that can seriously jeopardize our operations and adversely affect our financial condition, results of operations and growth prospects. Difficulties in executing alternative arrangements with other operators on a timely basis and on acceptable terms, including the inability to promptly establish additional interconnection links or increase interconnection bandwidths as required, could also materially adversely affect our financial condition, results of operations and growth prospects.

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

We continue to have a significant level of capital expenditure and debt service requirements necessary to implement our business strategies. We plan to spend approximately RMB100 billion for capital expenditure in 2012, which would represent a 30.4% increase compared to the actual capital expenditure in 2011. This is primarily due to expected increases in investments in our 3G and fixed-line broadband network, as well as infrastructure and transmission network. To the extent these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our wholly-owned subsidiary, CUCL, completed the issue of two tranches of commercial paper for the year of 2011 in an amount of RMB15 billion and RMB8 billion at an interest rate of 5.23% and 5.78% per annum, respectively, as well as the issue of five tranches of super & short-term commercial paper for the year of 2011 in an amount of RMB8 billion, RMB8 billion, RMB4 billion, RMB4 billion and RMB15 billion at an interest rate of 3.88%, 3.88%, 5.35%, 5.35% and 4.65% per annum, respectively. We cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms. Even if we obtain such financing, our financing cost may increase significantly as a result of additional financing or higher interest rate. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:

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

In 2011, the ARPU for our mobile business increased by 8.2% from 2010, primarily because (i) the ARPU for our 3G business is significantly higher than that of our 2G business and (ii) the number of our 3G subscribers has increased as a percentage of the total number of our mobile subscribers. However, we have been experiencing declining ARPU for each of our GSM mobile services, 3G mobile services and fixed-lined business, mainly due to (i) the pricing competition with other telecommunications operators in China; (ii) downward adjustments on some of the telecommunications tariffs by the PRC Government (which may continue in the future); (iii) many new subscribers are users with lower usage of telecommunications services; and (iv) the substitution effect of mobile Internet, such as instant mobile communication applications. Our current GSM mobile services, 3G mobile services and fixed-lined services may continue to experience declining ARPU in the foreseeable future, which could have a material adverse effect on our financial condition and results of operations. Although we have been making efforts to mitigate those effects by allocating more resources to diversify our service offerings, particularly the value-added services, to encourage more usage of our services and developing our high-end customers, we cannot assure you that these efforts will be able to achieve the anticipated results.

Our controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of us or our other shareholders and may fail to provide services and facilities that we rely on to operate our business.

Unicom Group indirectly controlled an aggregate of 71.01% of our issued share capital as of April 20, 2012 and all of our executive directors also serve as directors or executive officers of Unicom Group. As our controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.

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

As of December 31, 2011, our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2011 was effective. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report appearing on page F2. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially adversely affect the market prices of our shares and ADSs.

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

On October 18, 2010, Billion Express Investments Limited, a wholly-owned subsidiary of our company, completed the issue of the 2015 Convertible Bonds, which are exchangeable into ordinary shares of our company. Pursuant to the subscription agreement with respect to the 2015 Convertible Bonds, the holders of the 2015 Convertible Bonds may, beginning on November 28, 2010, elect to convert its bonds into our ordinary shares at an initial conversion price of HK$15.85 per share, subject to certain adjustments. As of April 20, 2012, none of the 2015 Convertible Bonds has been converted into our ordinary shares. Assuming a full conversion of the 2015 Convertible Bonds at the initial conversion price of HK$15.85 per share, the bonds would be convertible into 899,979,487 ordinary shares, representing approximately 3.68% of our enlarged issued and outstanding share capital as of April 20, 2012.

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

The NDRC is conducting an anti-monopoly investigation relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers. The outcome of this investigation may subject us to a fine, and harm our reputation, which could adversely affect the prices of our shares and ADSs.

The NDRC is conducting an anti-monopoly investigation relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers. In response to the NDRC’s investigation, we (i) provided the NDRC with pricing, volume, turnover and other information relevant to our Internet access bandwidth leasing business with Internet service providers for the year 2010, (ii) conducted a comprehensive self-inspection of our operations, and (iii) submitted to the NDRC a proposal for enhancement initiatives and an application for suspension of the NDRC’s investigation. Through our comprehensive self-inspection of our operations, we have identified room for improvement in pricing management and relatively wide pricing variation, in respect of our business relating to the Internet dedicated leased line access service provided by us to the Internet service providers. In addition, the quality of interconnection between us and other backbone network operators also requires further improvement. As of the date of this annual report, the NDRC has not informed us of any results or conclusions of the investigation. If the outcome of the NDRC’s investigation is not in our favor, we may be subject to a fine, and if we become the target of any negative publicity, our reputation would be harmed, which may have a material adverse effect on the prices of our shares and ADSs.

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

The MIIT, under the direction of the State Council, is currently preparing a telecommunications law to provide a uniform regulatory framework for the telecommunications industry in China. As of the date of this annual report, the proposed nature and scope of the telecommunications law have not yet been officially announced by the PRC Government. The telecommunications law and other new telecommunications regulations or rules, or future changes thereto, such as enforcement of existing regulations and policies, may materially adversely affect our financial condition, results of operations and growth prospects.

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

Tariffs are the prices we charge our customers for our telecommunications services. We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services, such as mobile services, local and long distance fixed-line telephone services, managed data services, leased line services and interconnection agreements. In recent years, we have experienced significant downward adjustments on tariffs of telecommunications services as well as regulatory restrictions that have significant impacts on our tariff setting. For example: (i) in February 2008, the MIIT and the NDRC lowered the regulatory tariff cap for roaming services; and (ii) in 2009, the MIIT and the NDRC required us and other PRC telecommunications operators to offer certain fixed-line local telephone plans that are subject to a tariff cap. These changes adversely affected our revenue.

We cannot predict with accuracy the timing, likelihood or magnitude of tariff adjustments by the PRC Government or the extent or potential impact on our business of future tariff adjustments. If the PRC Government substantially lowers the tariffs for our services, our business and our financial condition, results of operations and growth prospects may be adversely affected. In particular, monthly fees on fixed-line services have recently drawn attention from customers and the PRC Government. Revenue from some of our customers has decreased as a result of discounts on monthly fees that we offered through bundled service packages. Our revenue will be adversely affected if the PRC Government abolishes such monthly fees. In addition, the PRC Government is in the process of initiating detailed policies following the industry restructuring in 2008, including those that allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers and those relating to the convergence of telecommunications, Internet and television broadcast networks. Since November 2010, a growing number of cities in China have carried out trials on the switch of telecommunications operator networks with existing numbers. The potential new regulatory policies and regulations may materially adversely affect our financial condition, results of operations and growth prospects.

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

Substantially all of our business operations are conducted in China and substantially all of our revenue is derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including with respect to the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors. The PRC Government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be materially adversely affected by government control over capital investments.

In addition, the PRC Government has implemented various measures since 2011 to rein in economic growth and control inflation, such as tightening bank lending policies and cooling down the housing market. In particular, the PRC Government in March 2012 reduced its 2012 annual GDP growth target to 7.5% from 8%. If China’s economic growth slows down, our subscribers’ usage of our services may decrease and we may experience increased difficulties in retaining existing subscribers or acquiring new subscribers, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

Our wholly-owned operating subsidiary, CUCL, is organized under the laws of PRC and is generally subject to laws and regulations applicable to foreign-invested enterprises in China. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. Since 1979, the PRC Government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, property, taxation and trade. However, because these laws and regulations are relatively new, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws and regulations involves uncertainties, which may limit the remedies available to you as an investor and to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in costs and diversion of resources and management attention. Therefore, the protection provided by the PRC legal system may not be the same as the legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, regulations and rules in China that are related to our business operations, in particular, those in respect of telecommunications and enterprise income tax, may also materially and adversely affect our financial condition, results of operations and growth prospects.

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

Merger with China Netcom and Related Transactions

Merger with China Netcom

On October 15, 2008, following the approval of the merger by our shareholders and the shareholders of China Netcom at shareholders’ meetings held on September 16, 2008 and September 17, 2008, respectively, and the satisfaction of all other conditions, the merger between China Unicom and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the Hong Kong Companies Ordinance became effective. Upon the merger becoming effective, all ordinary shares of China Netcom outstanding at 5:00 p.m., Hong Kong time, on October 14, 2008 and all outstanding options to acquire China Netcom shares granted under the share option scheme of China Netcom were cancelled and new China Netcom shares were issued to us. As a result, China Netcom became our wholly-owned subsidiary and the listings of China Netcom’s ordinary shares and ADSs on the HKSE and the NYSE, respectively, were withdrawn.

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

As a result of our merger with China Netcom, we have become an operator providing a full range of telecommunications services, including mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services, to our customers through our two business segments comprised of mobile services and fixed-line services. Following the merger, we have taken measures to combine the respective experience and technologies of Unicom and China Netcom and develop business strategies, taking into account current market developments, to promote business innovation and competitiveness and to improve operating and financial performance. By combining the resources and business strengths of Unicom and China Netcom in different areas, we seek to become a world-class provider of telecommunications services, in particular in fixed-line broadband communications and information services, establish competitive advantages in our technologies, products and services and provide professional and multi-tiered information services to satisfy the changing and diverse needs of the telecommunications market in China.

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

Unicom Acquisitions and Sales

In December 2002 and December 2003, respectively, we completed our acquisitions from Unicom Group of 100% of the equity interests in Unicom New Century and Unicom New World, both of which held mobile telecommunications operations (including GSM assets and business and CDMA business) in various provinces and autonomous regions in China. Subsequent to the completion of those acquisitions, Unicom New Century and Unicom New World merged into CUCL in July 2004 and September 2005, respectively.

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

In addition, in order to operate the fixed-line business in the 21 provinces in southern China, on December 16, 2008, CUCL entered into a network lease agreement, or the initial network lease agreement, with Unicom Group, Netcom Group and Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to lease on an exclusive basis the telecommunications networks in those provinces, which are held by Unicom New Horizon and are necessary for the operation of the fixed-line business in southern China. The initial network lease agreement became effective in January 2009 upon the completion of our acquisitions of the fixed-line business in southern China and was for an initial term of two years effective from January 2009. On October 29, 2010, CUCL entered into a network leasing agreement or, the 2011-2012 network lease agreement, with Unicom New Horizon, which became effective on January 1, 2011. The 2011-2012 network lease agreement is for an initial term of two years effective from January 1, 2011 and is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties. The annual lease fee payable by CUCL under the 2011-2012 network lease agreement for the years ending December 31, 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively. In connection with the 2011-2012 network lease agreement, Unicom New Horizon also granted CUCL an option, but not an obligation, to purchase the telecommunications networks leased in southern China. The purchase option may be exercised, at the discretion of CUCL, at any time during the term of the lease. No premium has been paid or will be payable by CUCL for such purchase option. In the event that CUCL elects to exercise this purchase option, the parties will discuss and negotiate the purchase price with reference to the appraised value of the telecommunications networks in southern China, which is to be determined in accordance with applicable laws of Hong Kong and the PRC, after taking into account the prevailing market conditions and other factors. Under the 2011-2012 network lease agreement, CUCL is responsible for the ongoing cost and expenses incurred in respect of the maintenance and management which may arise from the use of the leased telecommunications networks in southern China.

2011 Acquisition

In December 2011, we completed our acquisitions through Broadband Online, a wholly-owned subsidiary of CUCL, of the entire equity interest in Unicom NewSpace from Unicom Group for a total cash consideration of RMB158 million. Unicom NewSpace primarily engages in mobile value-added business in China.

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

On January 23, 2011, we entered into the Agreement to Enhance the Strategic Alliance with Telefónica. Pursuant to this agreement, we acquired from Telefónica 21,827,499 ordinary shares in the capital of Telefónica for aggregate purchase price of Euro374,559,882.84 on January 25, 2011, and Telefónica, through its wholly-owned subsidiary, Telefónica International, acquired 282,063,000 ordinary shares in the capital of our company for aggregate consideration of approximately US$500,000,000 in several transactions executed in the period between January 25, 2011 and September 7, 2011. In addition, Chang Xiaobing, our Chairman and Chief Executive Officer, as our designated representative, was appointed in May 2011 as a director on the board of directors of Telefónica.

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

In connection with the restructuring of Unicom Group and the acquisitions of Unicom New Century, Unicom New World and Unicom International, we entered into a number of agreements with Unicom Group pursuant to the two-step process described in “A. Development and History of the Company — Two-Step Voting Arrangements” below. These agreements expired on December 31, 2010. On October 29, 2010, CUCL and Unicom Group entered into a new comprehensive services agreement, or the 2010 comprehensive services agreement, to provide certain services and facilities to each other for a term of three years commencing on January 1, 2011 and expiring on December 31, 2013. See “B. Related Party Transactions” under Item 7 for a detailed description of our agreements with Unicom Group.

Set forth below is our shareholding structure and significant subsidiaries as of April 20, 2012.

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

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous two years and those planned for 2012. We currently do not have any significant divestiture in progress.

B.	Business Overview

General

We are an integrated telecommunications operator in China providing mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services to our customers through our two business segments — mobile services and fixed-line services. Following our acquisition of fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we have extended the coverage of all of our services nationwide. We, China Mobile and China Telecom are the three major telecommunications operators in China. See “— A. History and Development of the Company — Restructurings of the Telecommunications Industry.”

In 2011, 3G business became the largest driver of our revenue growth. The total number of our 3G subscribers increased significantly from 14.06 million as of December 31, 2010 to 40.02 million as of December 31, 2011, and service revenue from our 3G business increased significantly from RMB11.60 billion 2010 to RMB32.74 billion in 2011. As a percentage of our total service revenue from mobile business, service revenue from 3G business increased from 14.1% in 2010 to 31.7% in 2011. In addition, our fixed-line broadband business continued to grow rapidly. Service revenue from fixed-line broadband business increased by 18.1% compared with 2010, accounting for 43.2% of total service revenue from the fixed-line business (excluding fixed-line upfront connection fees of RMB192 million and RMB15 million in 2010 and 2011, respectively).

Mobile Business

Our mobile business consists of GSM and 3G mobile business. Our mobile business revenue, subscribers and usage maintained growth in 2011, primarily driven by the growth of our 3G mobile business. As of December 31, 2011, we had a total of 199.7 million mobile subscribers, representing a 19.3% increase from 167.43 million as of December 31, 2010. Revenue from our mobile business was RMB126.53 billion in 2011, of which, service revenue of our mobile business increased by 25.3% from RMB82.45 billion in 2010 to RMB103.31 billion in 2011, accounted for 50.3% and 55.6% of our total service revenue in 2010 and 2011, respectively (excluding fixed-line upfront connection fees of RMB192 million and RMB15 million in 2010 and 2011, respectively).

The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2009(1)	2010(1)	2011(1)
Number of subscribers (in thousands)	147,587	167,426	199,660
Estimated market share in our service areas(2)	19.8%	19.5%	20.2%
Average minutes of usage per subscriber per month (MOU)(3)	253.1	280.5	303.8
Average revenue per subscriber per month (ARPU) (in RMB)(4)	41.6	43.7	47.3

(1)	Including our 3G business which we launched on a trial basis in May 2009 and began operating on a commercial basis in October 2009.

(2)	Market share in a given area is determined by dividing the number of our mobile subscribers in the area by the total number of mobile subscribers in the area. Source: MIIT.

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

Our total number of mobile subscribers increased by 19.3% from 167.43 million as of December 31, 2010 to 199.7 million as of December 31, 2011, which was mainly due to the increase in our 3G subscribers. The MOU of our mobile business increased from 280.5 minutes in 2010 to 303.8 minutes in 2011, which was mainly because the subscribers of our 3G business, which has significantly higher MOU than our GSM business, has increased as a percentage of the total number of our mobile subscribers. The overall ARPU of our mobile business increased by 8.2% from RMB43.7 in 2010 to RMB47.3 in 2011 despite the ARPU of each of our GSM and 3G businesses continued to decrease in 2011 compared to 2010. This was mainly due to the continuing change of revenue mix between our GSM business and 3G business. 3G business has a significantly higher ARPU than GSM business. As the service revenue from 3G business increased significantly as a percentage of total service revenue from the mobile business from 14.1% in 2010 to 31.7% in 2011, the overall ARPU of our mobile business increased.

3G Mobile Business

In January 2009, our parent company, Unicom Group, received a 3G license to operate a 3G business based on the WCDMA technology nationwide in China and, with the approval of the MIIT, authorized our major wholly-owned subsidiary, CUCL, to operate this business. We launched our 3G operations on a trial basis in 55 cities in China under the brand “WO” in May 2009 and began commercial 3G operations in 285 cities in China on October 1, 2009. Our 3G mobile business primarily consists of 3G voice business and 3G non-voice business. Our 3G voice business enables our subscribers to make and receive phone calls with a mobile handset at any point within the coverage area of our mobile telecommunications networks. Our 3G non-voice services primarily include wireless Internet, mobile TV, mobile reading, “WO App Store”, “WO Friend” and other wireless information services.

Subscriber. Our total number of 3G subscribers increased significantly from 14.06 million as of December 31, 2010 to 40.02 million as of December 31, 2011 (which includes 3.80 million wireless data card subscribers). The increase was primarily due to our active sales and marketing efforts, including expanding our sales channels, improving our sales and marketing strategies, diversifying our 3G tariff plans and product offerings, and adjusting and optimizing our subsidy policies for 3G handsets.

MOU and ARPU.  With respect to our 3G mobile business, MOU decreased by 2.7% from 653.2 minutes in 2010 to 635.3 minutes in 2011 and ARPU decreased by 11.3% from RMB124.0 in 2010 to RMB110.0 in 2011. The decrease in our MOU and ARPU is mainly attributed to (i) our business strategy to lower the thresholds of the 3G tariff plans and increase the number of our subscribers, which resulted in an increased proportion of new subscribers who are users with lower usage of telecommunications services, and (ii) the intensified competition among the telecommunications operators in China.

3G Voice Business. The total 3G voice usage increased from 55.47 billion minutes in 2010 to 169.5 billion minutes in 2011, primarily as a result of the increase in our 3G subscribers.

3G Non-Voice Business.  The average data usage per subscriber per month with respect to our 3G mobile business increased from 178M in 2010 to 267.2M in 2011, which was largely due to the popularity of smartphones, our innovation efforts in developing new applications, our promotion of subscribers’ data usage and our promotional activities for data and information services. As of December 31, 2011, we had 3.50 million registered subscribers of “WO App Store” and 1.20 million registered subscribers of “WO Friend” (an instant communication tool).

GSM Mobile Business

Our GSM mobile business primarily consists of GSM voice business and non-voice business. Our GSM voice business enables our subscribers to make and receive phone calls with a mobile handset at any point within the coverage area of our mobile telecommunications networks and includes local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. Our GSM non-voice services include mobile Internet, SMS, “Cool Ringtone” (a personalized ring-back tone service) and other wireless information services.

Subscriber.  Our total number of GSM mobile subscribers increased by 4.1% from 153.37 million as of December 31, 2010 to 159.64 million as of December 31, 2011. We believe that this growth was attributable to a number of factors, including, among others, (i) the continued growth of the Chinese mobile telecommunications market, driven by domestic economic growth and reduction in the cost of mobile handsets and services, and (ii) our sales and marketing efforts in retaining existing subscribers and expanding our subscriber base, including through service bundling.

MOU and ARPU.  With respect to our GSM mobile business, MOU decreased by 2.3% from 262.9 minutes in 2010 to 256.9 minutes in 2011, and ARPU decreased by 5.3% from RMB39.5 in 2010 to RMB37.4 in 2011. The decrease in our MOU and ARPU was primarily attributable to the fact that a significant portion of our new users consists of users from rural areas, many of whom tend to have less usage of telecommunications services and to be more cost-sensitive than users from urban areas, and the decrease in our ARPU was also as a result of our decreased effective tariffs, which were caused mainly by the intensified competition among the telecommunications operators in China and downward adjustments on tariffs by the PRC Government.

GSM Voice Business.  The total voice usage of our GSM mobile services increased by 2.9% from 471.00 billion minutes in 2010 to 484.76 billion minutes in 2011, which was primarily due to the increase in our GSM mobile subscribers and the migration of certain mid- and high-end GSM subscribers to 3G network.

GSM Non-Voice Business. Our GSM mobile Internet subscribers increased by 14.0% from 55.81 million as of December 31, 2010 to 63.60 million as of December 31, 2011, representing an increase in the penetration rate from 36.4% to 39.8%. The total number of our subscribers to Cool Ringtone service decreased by 12.5% from 67.26 million as of December 31, 2010 to 58.84 million as of December 31, 2011, representing a decrease in the penetration rate from 43.9% to 36.9%. A total of 74.84 billion SMSs were transmitted by our GSM mobile subscribers in 2011, representing a decrease of 4.4% compared to 2010.

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

In 2011, we achieved continued growth in fixed-line broadband and data communications business, which was primary due to the upgrade of our fixed-line broadband network that increases access speed and the development of content and application services. However, the trend of mobile services substitution of fixed-line voice services had a continuing negative impact on our fixed-line voice business. Excluding fixed-line upfront connection fees of RMB192 million and RMB15 million in 2010 and 2011, respectively, our revenue from fixed-line business was RMB81.69 billion in 2011, of which service revenue from our fixed-line business increased by 2.4% from RMB79.75 billion in 2010 to RMB81.63 billion in 2011, accounted for 48.7% and 43.9% of our total service revenue in 2010 and 2011, respectively.

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

In 2011, we further upgraded our broadband network and improved access speed. As of December 31, 2011, our fixed-line broadband subscribers increased by 17.8% to 55.65 million, of which subscribers with 2M-and-above bandwidth accounted for 91.8% of all fixed-line broadband subscribers, representing an increase of 5 percentage points from the end of 2010, and subscribers with 4M-and-above bandwidth accounted for 41.3% of all fixed-line broadband subscribers, representing an increase of 11.7 percentage points from the end of 2010. We also continued implementing our marketing strategy to offer integrated broadband services with increased-speed and enhanced customer service. The total number of our subscribers of broadband content and applications reached 20.25 million, accounting for 36.4% of all fixed-line broadband subscribers. Our broadband ARPU decreased by 1.2% from RMB57.1 in 2010 to RMB56.4 in 2011, primarily due to intensified competition from other PRC telecommunications operators.

The following table sets forth the information of our fixed-line broadband subscribers as of the dates indicated:

	As of December 31,
	2009	2010	2011
Number of fixed-line broadband subscribers (in thousands)	38,550	47,224	55,651

Data Communications Services

We are a leading provider of data communications services in our fixed-line northern service region. We offer managed data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer leased line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators. As of the end of 2011, we have established business cooperation relationships with more than 170 overseas operators and multinational corporate customers to provide various international data communications products and services, such as international voice and data services. In 2011, we continued to offer full-scale data communications services to international operators and domestic and international corporate customers. We have also improved our capabilities to offer cross-border data communications and integrated information services.

Fixed-Line Voice Business

Our fixed-line voice services consist of local voice, domestic long distance, international long distance, value-added, interconnection and PHS services. As domestic mobile operators launched service packages at competitive prices, mobile roaming tariffs were lowered, and the migration of voice usage from fixed-line to mobile continued. In 2011, leveraging on our company’s full-service advantage, we enhanced market development in areas of customer premises network, or CPN, and rural markets, as well as strengthened the marketing of integrated services. For example, we actively promoted bundled products and services marketed under the brand “WO Family”. As of December 31, 2011, the number of our “WO Family” subscribers increased by 7.98 million to 8.38 million, which resulted in an increase of 2.2% in the number of our residential, business and public telephone fixed-line voice subscribers from December 31, 2010.

As of December 31, 2011, the number of our fixed-line subscribers (including PHS subscribers) decreased by 3.9% to 92.85 million from 96.64 million as of December 31, 2010. The decrease was primarily due to a decrease in the number of our PHS subscribers. The following table sets forth the information of our fixed-line subscribers as of the dates indicated:

	As of December 31,
	2009	2010	2011
	(in thousands)
Number of fixed-line subscribers(1)
Residential	61,733	59,681	59,363
Business	14,238	15,494	17,723
PHS	18,742	13,423	7,787
Public telephones	8,109	8,037	7,968

Total	102,822	96,635	92,851

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

The PRC Government issued a policy in January 2009 requiring the current wireless access systems operating on the spectrum used by PHS services to be cleared and removed from such spectrum within three years. As a result, the number of our PHS subscribers significantly decreased over the past few years.

Local Voice Services

As a result of mobile substitution, our fixed-line local voice traffic has continued to decrease in recent years. As fixed-line broadband business further develops, our Internet dial-up usage has also continued to decrease. The following table sets forth information regarding usage of our local voice services for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
Usage of local calls (pulse in millions)(1)
Total usage	188,116	156,724	125,944

	For the Year Ended December 31,
	2009	2010	2011
Internet dial-up usage	2,577	1,162	668
Total usage excluding Internet dial-up usage	185,539	155,562	125,275

(1)	Pulses are the billing units for calculating local telephone usage fees.

Long Distance Voice Services

We offer traditional long distance services and VoIP long distance services. In recent years, due to the general decline of our fixed-line business and competition from software applications that allow users to make long distance calls over the Internet, our long distance business has been adversely affected.

The following table shows the total minutes of domestic long distance calls carried through our long distance networks for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
Total minutes of domestic long distance calls (minutes in millions)(1)
Traditional	21,261	17,349	14,033
VoIP	11,698	8,879	7,036

Total	32,959	26,228	21,069

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our long distance networks.

The following table sets forth certain information related to the usage of our international long distance services for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
International long distance outbound call minutes (minutes in millions)(1)(2)
Traditional	221	269	214
VoIP	403	290	270

Total	624	559	484

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our international long distance networks.

(2)	Includes long distance outbound calls made to Hong Kong, Macau and Taiwan.

Fixed-Line Value-Added Services

In addition to fixed-line telephone voice services, we offer a wide range of value-added services on our fixed-line networks. Our value-added services generate additional usage on our networks and increase our average revenue per fixed-line subscriber. Our major fixed-line value-added services include “Personalized Ring” and caller identification services. “Personalized Ring” services enable our fixed-line subscribers to personalize the ring-back tone for incoming calls. As the number of our fixed-line subscribers continued to decrease in the past few years, the number of customers using our fixed-line value added services also decreased correspondingly. As of December 31, 2011, the number of our “Personalized Ring” subscribers reached 21.09 million, representing a decrease of approximately 11.4% from the end of 2010. The penetration rate of caller identification services amounted to 67.52%, decreasing by 2.56 percentage point over that of 2010.

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

We earn interconnection fees for terminating or transiting calls that originate from other domestic telecommunications operators’ networks and pay interconnection fees to other operators for calls originating from our networks that are terminated on their networks. We earn and pay such fees in respect of mobile calls, local and domestic and international long distance calls and Internet services. We are required to pay the interconnection fees regardless of our ability or inability to collect the tariff from our subscribers. Interconnection charges are accrued on a monthly basis based on the actual call volume and applicable tariff rates.

All interconnection and settlement arrangements among domestic telecommunications operators in China are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the MIIT. Some of the agreements pursuant to which we interconnect with other domestic operators were entered into by Unicom Group. We have entered into an agreement with Unicom Group pursuant to which we have agreed with Unicom Group that the costs and benefits arising under these agreements, as they relate to our operations, will be incurred to our account.

For additional information about our domestic and international interconnection arrangements, see “B. Business Overview — Regulatory and Related Matters” under Item 4 and “B. Related Party Transactions” under Item 7.

Roaming

We provide roaming services, which allow our subscribers to access our mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements. As of March 31, 2012, we had roaming arrangements for (i) GSM international voice and SMS services with 552 operators in 246 countries and regions, (ii) GPRS international inbound data services with 456 operators in 196 countries and regions and for international GPRS outbound data services with 408 operators in 180 countries and regions, and (iii) 3G services with 293 WCDMA operators in 112 countries and regions.

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

We have deployed GSM and WCDMA mobile networks. Our GSM mobile network mainly operates at 900 MHz. We have also deployed GSM technology that operates at 1800 MHz in major metropolitan areas to supplement the capacity of our existing mobile network. We use 2x6 MHz of spectrum in the 900 frequency band and 2x20 MHz of spectrum in the 1800 frequency band for our GSM network in most of our service areas. We use 2x15 MHz of spectrum in the 2100 frequency band for our WCDMA mobile network.

As of December 31, 2011, we had approximately 374,790 GSM base stations, representing an increase by 13.9% from December 31, 2010. The call-completion rate of our GSM service was 97.12% at the end of 2011 and the call-drop rate decreased to 0.25% at the end of 2011 from 0.32% at the beginning of 2011. We also completed the GPRS network upgrade and significantly improved the configuration of static packet data channels.

We have devoted significant resources in developing our 3G networks and have established one of the biggest WCDMA networks in the world. As of December 31, 2011, we had approximately 238,818 3G base stations, representing an increase of 30.6% from December 31, 2010. As of December 31, 2011, our 3G network coverage reached cities at county level and above throughout China as well as villages and towns in eastern and central developed areas of China. In addition, in 2011, we completed the upgrade of 3G networks to HSPA+ (i.e., evolved high-speed packet access) in 56 major cities in China.

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

We have integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. In addition, we have fully implemented the upgrade of broadband connection speed and our broadband network capacity was substantially enhanced. By the end of 2011, the number of fixed-line broadband access ports was 85.92 million, up by 30.5% from the end of 2010, of which the number of access ports with FTTH/B accounted for 45% of total broadband access ports. Our international Internet outbound bandwidth reached 467G, our submarine cable capacity reached 2,036G, and our international cross-continental cable capacity reached 2,468G.

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

Customer Service

We provide customer services through our nationwide sales outlets, hotline number “10010”, VIP hotline number “10018”, online sales outlets, SMSs, Wireless Application Protocol, or WAP, official micro blog and other channels. Our customer services typically include inquiries, service initiation and termination, sales and response to customer complaints and suggestions. Since 2009, we have provided 3G-dedicated customer service and have established over 300 “WO” brand stores to enhance our customers’ experience. In recent years, we continued to improve our customer service quality and created “3G Customer Service Centers + VIP Customer Managers”, a 3G-dedicated customer service model for our 3G subscribers.

Information Systems

We have established comprehensive information systems in each province, autonomous region and municipality to support our business and management. For business support, we have established core systems composed of a customer relationship management system, a comprehensive billing and accounting system, a comprehensive settlement system and an operation analysis system to support services and marketing of our mobile and fixed-line businesses. For our management support, we have focused on developing a human resources management system and a financial management system to enhance the efficiency of our control and management over our resources. In 2011, we further promoted the establishment of integrated systems, such as an integrated business support system for corporate group customers, integrated channels management system and integrated account settlement system. We also started to build an electronic sales management system featuring full services and an integrated data analysis system. Meanwhile, we focused on establishing a comprehensive enterprise resource planning system to optimize our resource allocations and enhance our operational efficiency.

Research and Development

We focus on technology innovation in coordination with our various business departments in order to provide technical support to the development of our various businesses. Our research and development activities are focused primarily on 3G technologies and their further development, next generation Internet technologies and businesses, operational planning and development of value-added services. In addition, part of our research and development requirements is fulfilled by our parent company, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below. With respect to research and development for our broadband business, we mainly rely on Unicom Group’s National Laboratory of Next Generation Network in Broadband Application, which is China’s first national level engineering laboratory in the information and telecommunications industry, focusing on the research of next generation Internet IPv6, Triple-Play and 3G operating and supporting systems. We also participate in the national research project on LTE and closely follow the development of LTE technologies and standards. We have applied for a number of patents and software copyrights in China.

Competition

As a result of the telecommunications industry restructuring in 2008, the Chinese telecommunications market now has three key providers of basic telecommunications service — China Telecom, China Mobile and us — in addition to thousands of value-added service providers. We compete with China Mobile and China Telecom in virtually all aspects of our business, including mobile services, fixed-line voice services, broadband services and data communications services. We believe that the telecommunications industry restructuring in 2008 has provided an opportunity for us to integrate our various resources with those of China Netcom to create business synergies for the post-merger Unicom. However, we also believe that the restructuring may cause the competition in the telecommunications industry in China to be more intensified and complex in the future. In particular, as 3G business in China has experienced rapid growth since 2009 and has become a main growth driver for us and our major competitors, the competition in 3G business has intensified in recent years. We are also expected to face intensive competition in the next generation telecommunications business when the relevant technologies become mature and commercialized. See “D. Risk Factors — Risks Relating to Our Business — We face intense competition in all our businesses from other telecommunications service providers, including China Mobile and China Telecom, which may materially adversely affect our financial condition, results of operations and growth prospects.” under Item 3.

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

On January 23, 2011, we entered into the Agreement to Enhance the Strategic Alliance with Telefónica. Pursuant to this agreement, we acquired from Telefónica 21,827,499 ordinary shares in the capital of Telefónica for aggregate purchase price of Euro374,559,882.84 on January 25, 2011, and Telefónica, through its wholly-owned subsidiary, Telefónica International, acquired 282,063,000 ordinary shares in the capital of our company for aggregate consideration of approximately US$500,000,000 in several transactions executed in the period between January 25, 2011 and September 7, 2011. In addition, Chang Xiaobing, our Chairman and Chief Executive Officer, as our designated representative, was appointed in May 2011 as a director on the board of directors of Telefónica.

Trademarks

We conduct our businesses under the Unicom name and logo. Unicom Group is the registered proprietor in China of the “Unicom” trademark in English and the trademark bearing the Unicom logo. Unicom Group is also the registered proprietor of the trademark of the word “Unicom” in Chinese (“联通”). Unicom Group has granted us the right to use these trademarks on a royalty-free basis with periodic renewals, and licensed us any trademark that it registers in China in the future which incorporates the word Unicom.

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

The MIIT has established a Telecommunications Administration in each province, autonomous region and municipality, which is mainly responsible for overseeing the implementation of the MIIT’s policies and regulations and exercising regulatory authority delegated by the MIIT within that province, autonomous region or municipality.

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

The measures govern the application for, approval of and regulation of telecommunications business licenses in China. The operation of any basic telecommunications business is subject to the MIIT’s approval and grant of License for Operation of Basic Telecommunications Businesses. The operation of any value-added business in two or more provinces, autonomous regions or municipalities is subject to the MIIT’s approval and grant of License for Inter-Provincial Operation of Value-Added Telecommunications Businesses. The operation of value-added businesses within a single province, autonomous region or municipality is subject to the approval of the telecommunications authority of the relevant province, autonomous region or municipality and the grant of the License for Operation of Value-Added Telecommunications Businesses. The measures, among other things, lowered the minimum amount of registered capital required for an applicant to enter the basic telecommunications business in China.

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

Spectrum and Network Number Resources

The MIIT is responsible for the management of the wireless radio frequency spectrum and the allocation of frequencies within the spectrum. The frequency assigned to a telecommunications operator may not be leased or transferred without the MIIT’s approval. Standard fees for usage of the frequencies assigned to cellular telecommunications are charged to telecommunications operators: (i) for the nationwide GSM network frequency, an annual rate of RMB17 million per MHz is charged for the 900MHz band and an annual rate of RMB15 million per MHz is charged for the 1800 MHz band; (ii) for the nationwide WCDMA network frequency, a standard fee at an annual rate of RMB3.75 million per MHz in 2011, RMB7.5 million per MHz in 2012, RMB11.25 million MHz in 2013 and RMB15 million per MHz in 2014 and onwards will be charged for the 2100 MHz band; (iii) for the Femtocell experimental frequency, an annual rate of 20% of RMB15 million per MHz will be charged for the 2100 MHz band from 2011; and (iv) for any local telecommunications network frequency, an annual rate of RMB1.7 million per MHz is charged for each province for the 900 MHz band, an annual rate of RMB1.5 million per MHz is charged for each province for the 1800 MHz band and an annual rate of RMB1.5 million will be charged for each province for the 2100 MHz band.

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

Fixed-Line Voice Business

For our local voice services, we charge an installation and testing fee that varies depending on whether the subscriber is a residential or a business customer, a fixed monthly fee, local call usage fees based on call duration and fees for certain value-added services. For our domestic long distance services, our revenue from domestic long distance services consist of charges based on the duration, time of day and day of the week a call is placed. In addition, we currently charge RMB0.30 per minute in addition to a long distance fee for our VoIP domestic long distance services. For our international long distance services, our charges are subject to the maximum tariffs regulated by the MIIT.

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

Managed Data Services

The PRC Government publishes guidance tariffs for certain managed data services, including DDN and frame relay services, provided by operators in China. Tariffs for our ATM services are determined at our discretion, subject to approval by the MIIT. An installation and testing fee is generally charged for installation and testing for our data services, as well as a fixed monthly fee for each of the services.

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

Interconnection Arrangements

In October 2003, the former Ministry of Information Industry issued Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees, which superseded the Measures on the Settlement of Call Charges between Telecommunications Networks issued by the former Ministry of Information Industry in 2001. These regulations contain specific provisions regarding, among other things, revenue sharing methods and settlement mechanisms and interconnection agreements among telecommunications service providers. Since November 2005, the former Ministry of Information Industry (or the MIIT after March 2008) has issued a number of administrative measures to adjust the settlement arrangement standards with respect to interconnection fees for certain network interconnections between telecommunications operators. In accordance with various administrative measures, Unicom Group or we, as the case may be, have entered into agreements on interconnection with other telecommunications operators, including China Telecom and China Mobile.

The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls:

Operator from Whose Network Calls are Originated	Operator at Whose Network Calls are Terminated	Current Main Settlement Arrangement
Mobile operator	Local fixed-line operator

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

Operator from Whose Network Calls are Originated	Operator at Whose Network Calls are Terminated	Current Main Settlement Arrangement
Local fixed-line operator A	Local fixed-line operator B

(1) Operator A collects the usage fees from its subscribers;

(2) In the case of intra-district calls, operator A pays operator B 50% of the intra-district usage fees;

(3) (i) In the case of local inter-district calls from operator A using operator B’s local inter-district trunk circuit, operator A collects the usage charge from its subscribers and pays RMB0.06 per minute to operator B; (ii) In the case of local inter-district calls from operator A not using operator B’s local inter-district trunk circuit, operator A collects the usage charge from its subscribers and pays operator B 50% of the intra-district usage fees.

The following table sets forth selected current major main interconnection revenue sharing and settlement arrangements for domestic long distance calls:

Operator at Whose Network Calls are Originated	Operator at Whose Network Calls are Terminated	Current Main Settlement Arrangement
Local fixed-line or mobile operator A (through the long distance network of operator A)	Local fixed-line or mobile operator B	Operator A pays RMB0.06 per minute to operator B
Fixed-line or mobile operator A	Domestic long distance calls made without using the carrier identity code of operator B (through the long distance network of operator B)

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

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for public switched telephone network international long distance calls, including calls originated from and terminated in Hong Kong, Macau and Taiwan:

Operator at Whose Network Calls are Originated	Operator at Whose Network Calls are Terminated	Current Main Settlement Arrangement
Local fixed-line or mobile operator A	International long distance calls (including to Hong Kong, Macau and Taiwan) made without using the carrier identity code of operator B and directed by operator A from the originating network to operator B.

(1) Operator A collects the tariff from the subscribers;

(2) If operator A is a fixed-line operator, operator A retains no more than RMB0.54 per minute with the remaining paid to operator B; and

(3) If operator A is local usage fees and a mobile operator, operator A retains local usage fees and no more than RMB0.54 per minute with the remaining paid to operator B.

Note: International long distance calls shall be charged at the international long distance call tariff of operator B.

Local fixed-line or mobile operator A	International long distance calls made by using the carrier identity code of operator B and through the domestic and international long distance networks of operator B.	(1) Operator B collects the tariff from the subscribers; and (2) Operator B pays operator A RMB0.06 per minute.

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for VoIP long distance calls:

Operator from Whose Network Calls are Originated	Operator at Whose Network Calls are Terminated	Current Main Settlement Arrangement
Fixed-line or mobile operator A	Fixed-line or mobile operator B through the VoIP network of operator C

(1) Operator A collects local usage fees;

(2) Operator C collects the VoIP long distance usage fees from its subscribers;

(3) Operator C pays RMB0.06 per minute to operator B on the terminating end;

(4) No settlement between operator C and operator A on the originating end.

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for SMS:

Network from Which SMS Originated	Network at Which SMS Terminated	Current Main Settlement Arrangement

Fixed-line or mobile operator A	Fixed-line or mobile operator B	(1) Operator A collects the tariff from its subscribers; (2) Operator A pays RMB0.03 (RMB0.05 prior to January 1, 2010) per SMS to Operator B

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for MMS:

Network from Which MMS Originated	Network at Which MMS Terminated	Current Main Settlement Arrangement

Fixed-line or mobile operator A	Fixed-line or mobile operator B	(1) Operator A collects the tariff from its subscribers; (2) Operator A pays RMB0.10 (RMB0.15 prior to January 1, 2010) per MMS to Operator B

Technical Standards

The MIIT is responsible for promulgating the technical standards for China’s telecommunications industry and establishing the technical requirements and testing parameters for telecommunications equipment (including network and end user equipment). The MIIT is also responsible for designating qualified institutes to test telecommunications equipment, which would grant network access licenses (or product standard certificates) for the equipment that has successfully passed the relevant tests. Only telecommunications equipment for which a network access license (or a product standard certificate) has been granted may be sold and used in China.

Most of the standards used in the Chinese telecommunications industry are generally based on the standards issued by the International Telecommunication Union, or ITU, 3rd Generation Partnership Project, Open Mobile Alliance, World Wide Web Consortium, and other international organizations for telecommunications standards, with more specific requirements made in light of China’s particular telecommunications industry. On the basis of the technical standards used in China’s telecommunications industry, we may formulate our own technical standards based on our own needs and issue additional requirements for telecommunications equipment in order to meet our operational needs. All telecommunications equipment purchased by China’s telecommunications operators must have been granted a network access license issued by the MIIT and must meet the standards set forth by the relevant operators.

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

Convergence Policy of Telecom, Broadcasting and Internet Networks

In January 2010, the PRC Government announced its decision to accelerate the advancement of convergence of television broadcast, telecommunications and Internet access networks to realize interconnection and resource sharing among the three networks and further develop the provision of voice, data, television and other services. Specifically, the three-network convergence policy will be initially carried out on a trial basis in selective geographic locations during the period from 2010 to 2012 and further implemented across-the-board in the following three years. In June 2010, the PRC Government announced the first batch of cities in China where the three-network convergence policy is carried out on a trial basis. In December 2011, a total number of 44 cities were selected as the second batch of cities where the three-network convergence policy is carried out on a trial basis. The PRC Government may amend relevant policies or promulgate new regulations corresponding to the implementation of the three-network convergence policy in the future.

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

We are incorporated in Hong Kong and as of April 20, 2012, we were 41.27% owned by Unicom BVI, which was 17.90% owned by Unicom Group and 82.10% owned by the A Share Company, which in turn was 61.50% owned by Unicom Group, 29.74% owned by Netcom BVI, which in turn was 100% owned by Unicom Group, 19.42% owned by public shareholders and 9.57% owned by Telefónica. See “A. History and Development of the Company” above. Set forth below are details of our wholly owned significant subsidiaries:

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

Acquisitions of Unicom NewSpace, Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies

We completed (i) the 2011 Acquisition in respect of Unicom NewSpace in December 2011 and (ii) the 2009 Acquisition in respect of the acquisition of Target Business in January 2009. See “A. History and Development of the Company — Unicom Acquisitions and Sales — 2011 Acquisition” and “A. History and Development of the Company — Unicom Acquisitions and Sales — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4, respectively. Because (i) we and Unicom NewSpace were under common control of Unicom Group both prior to and after the 2011 Acquisition and (ii) we and the Target Business were under common control of Unicom Group both prior to and after the 2009 Acquisition, each of the acquisitions is considered as a business combination of entities and businesses under common control and has been accounted for using merger accounting in accordance with AG 5 issued by the HKICPA in November 2005. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. Given that all the acquired entities and businesses mentioned above in this paragraph had always been under common control during all the periods presented, the assets and liabilities thereof are stated at predecessor values and are included in the consolidated financial statements included in this annual report on Form 20-F as if these entities and their businesses acquired had always been part of our company during all the periods presented.

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

The table below sets forth revenue from our major businesses and their respective percentage of our total revenue in 2009, 2010 and 2011 (excluding fixed-line upfront connection fees of RMB490 million in 2009, RMB192 million in 2010 and RMB15 million in 2011).

	For the Year Ended December 31,
	2009 (Restated)(1)		2010 (Restated)(1)		2011
	RMB in millions	As % of Total	RMB in millions	As % of Total	RMB in millions	As % of Total

Total revenue (excluding fixed-line upfront connection fees)(2)	153,536	100.0	171,178	100.0	209,152	100.0
Total service revenue (excluding fixed-line upfront connection fees) (2)	151,373	98.6	163,891	95.7	185,870	88.9
Include: Mobile business	70,102	45.7	82,449	48.2	103,307	49.4
Fixed-line business	80,670	52.5	79,750	46.6	81,627	39.0
Out of which:
Broadband service	23,898	15.6	29,822	17.4	35,226	16.8
Total sales of telecommunications products	2,163	1.4	7,287	4.3	23,282	11.1

(1)

The comparative financial data of 2009 and 2010 presented herein was restated to reflect the effects of the 2011 Acquisition. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(2)

Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. Therefore, we consider that analyses of our operating results excluding upfront connection fees are more relevant to the readers of this report.

Our service revenue primarily consists of the following:

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

•

revenue for offerings which include the bundled sale of mobile handsets and provision of services. The total contract consideration of such bundled sale is allocated to service revenue and sales of handsets based on their relative fair values. We recognize revenue allocated to the sale of handset when the title of the handset is passed to the customer and recognize revenue allocated to the service element based upon the actual usage of mobile services. The cost of the mobile handset sold is expensed immediately to the statement of income;

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

The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2009, 2010 and 2011 (excluding fixed-line upfront connection fees of RMB490 million in 2009, RMB192 million in 2010 and RMB15 million in 2011).

	For the Year Ended December 31,
	2009 (Restated)(1)		2010 (Restated)(1)		2011
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total

Total revenue (excluding fixed-line upfront connection fees)(2)	153,536	100.0	171,178	100.0	209,152	100.0
Costs, expenses and others	141,870	92.4	166,786	97.4	203,569	97.3
Interconnection charges	12,955	8.4	13,727	8.0	16,380	7.8
Depreciation and amortization	47,745	31.1	54,654	31.9	58,021	27.7
Networks, operations and support expenses	23,740	15.5	26,387	15.4	29,449	14.1
Employee benefit expenses	21,947	14.3	23,348	13.6	26,601	12.7
Selling and marketing	21,020	13.7	23,735	13.9	28,750	13.8
Cost in relation to information communication technology services	839	0.5	896	0.5	1,410	0.7
General, administrative and other expenses	12,192	7.9	12,966	7.6	13,426	6.4
Cost of telecommunications products sold	2,689	1.8	10,688	6.3	29,739	14.2
Finance costs, net of interest income	944	0.6	1,606	0.9	1,244	0.6
Realized gains on changes in fair value of derivative financial instrument	(1,239)	(0.8)	-	-	-	-
Other income-net	(962)	(0.6)	(1,221)	(0.7)	(1,451)	(0.7)

(1)

The comparative financial data of 2009 and 2010 presented herein was restated to reflect the effects of the 2011 Acquisition and the change in accounting policy for property, plant and equipment upon the adoption of amended IFRS/HKFRS 1 in 2011. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(2)

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

Critical Accounting Policies

The preparation of our financial statements and this annual report on Form 20-F requires us to make estimates and judgments that affect the reported and disclosed amounts of assets and liabilities, including contingent assets and liabilities, as of the relevant dates and revenue and expenses for the relevant periods. We have identified below the areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the accounting policies and estimates, as critical to our business operations and an understanding of our results of operations and financial position. The impact and any associated risks related to these policies on our business operations are discussed throughout this Item 5 where such policies affect our reported and expected financial results. For a discussion of the application of these and other accounting policies, see Note 4 to our consolidated financial statements included elsewhere in this annual report on Form 20-F. There can be no assurance that actual results will not differ from those estimates and assumptions.

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

•

For offerings which include the bundled sale of mobile handsets and provision of services, the total contract consideration of such bundled sale is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition; and

•

Revenue from information communications technology services are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided are recoverable, services revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; or (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and services revenue should not be recognized.

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

Critical Accounting Estimates and Judgments

Recognition of Upfront Non-Refundable Revenue and Direct Incremental Costs

We defer and amortize upfront activation fees of SIM/USIM cards of the mobile business over the expected customer service period of 3 years (2009: approximately 3 years; 2010: approximately 3 years). The related direct incremental costs of acquiring and activating mobile subscribers, including costs of SIM/USIM cards and commissions, are also deferred and amortized over the same expected customer service period of 3 years.

We defer and amortize upfront customer installation and testing fees of the fixed-line business over the expected customer service period of 10 years (2009: approximately 10 years; 2010: approximately 10 years). The related direct incremental installation costs are deferred and amortized over the same expected customer service period of 10 years.

We only defer costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, is expensed to the statement of income immediately.

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

Lease of Telecommunications Networks in Southern China

Pursuant to the initial network lease agreement and the 2011-2012 network lease agreement, Unicom New Horizon has the legal ownership of the Telecommunications Networks in southern China. We believe we only bear the risks associated with the operation of the fixed-line business in southern China during the relevant leasing periods and are free from any ownership risks of the telecommunications networks, and the risks and rewards of ownership of the leased assets rest substantially with the lessor. In addition, at the inception of the initial network lease agreement dated December 16, 2008, there was a high degree of uncertainty related to the market condition and operating results of the fixed-line business in southern China. It was highly uncertain whether we would continue to lease the network in the future, and we were unable to determine whether or not we would exercise the purchase option in the future. In the event that CUCL elects to exercise this purchase option, the parties will discuss and negotiate the purchase price with reference to the appraised value of the telecommunications networks in southern China, which is to be determined in accordance with applicable laws of Hong Kong and China, after taking into account the prevailing market conditions and other factors. Given these uncertainties and due to the fact that the risks associated with the ownership of the Telecommunications Networks in Southern China substantially remained with Unicom New Horizon, accordingly, we accounted for the leasing of the Telecommunications Networks in Southern China as an operating lease.

At the beginning of each lease term, we assess the appropriate classification based on the relevant factors and circumstances at that time. On October 29, 2010, CUCL entered into the 2011-2012 network lease agreement with Unicom New Horizon. The 2011-2012 network lease agreement has an initial term of two years, effective from January 1, 2011 and expiring on December 31, 2012, which is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions as the initial network lease agreement dated December 16, 2008, except that the annual fee payable by CUCL for such lease for the two years ending December 31, 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively. At the time of entering into the 2011-2012 network lease agreement, we still believed the uncertainties of the fixed-line business in southern China continue to exist, particularly due to the fact that (i) the growth of the fixed-line business in southern China was not significant; (ii) the future success of the fixed-line business in southern China remained uncertain, in light of the keen market competition; and (iii) the technology, technological standards and government regulatory environment in respect of the relevant business are still subject to uncertainties. Accordingly, we were not in a position to determine whether we would renew the lease after the initial two-year lease term or whether we would exercise the purchase option upon the entering into the 2011-2012 network lease agreement. As a result, we considered the risks associated with the ownership of the Telecommunications Networks in Southern China still substantially remain with Unicom New Horizon, and therefore accounted for the leasing of Telecommunications Networks in Southern China under the 2011-2012 network lease agreement as an operating lease. The operating lease expense was recorded in the consolidated statement of income for the years ended December 31, 2009, 2010 and 2011, but the carrying value of the Telecommunications Networks in Southern China and the related liabilities were not reflected in the consolidated balance sheets as of December 31, 2010 and 2011.

Depreciation on Property, Plant and Equipment

Depreciation on our property, plant and equipment is calculated using the straight-line method to allocate cost up to residual values over the estimated useful lives of the assets. We review the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from property, plant and equipment. We estimate the useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

Impairment of Non-Financial Assets

We test whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.11 to the audited consolidated financial statements contained elsewhere in this annual report. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and our results would be significantly affected. Such impairment losses are recognized in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2009, 2010 and 2011.

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

For temporary differences which give rise to deferred tax assets, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognized revaluation surplus on prepayments for the leasehold land and buildings determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, changes in fair value on financial assets through other comprehensive income, and provision for doubtful debts. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to approximately RMB5,091 million as at December 31, 2011 (2010: approximately RMB4,940 million). Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

Recently Issued International Financial Reporting Standards/Hong Kong Financial Reporting Standards

The IASB has issued a number of new and revised IFRSs and interpretations that are first effective for the current accounting period commencing January 1, 2011 or are available for early adoption. The equivalent new and revised HKFRSs and interpretations consequently issued by the HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

Up to the date of issue of our 2011 financial statements, the following new standard and amendment or revision to existing standard has been issued but not yet effective for the annual accounting period ended December 31, 2011 and has not been adopted by us:

Effective for annual accounting period beginning on or after
IFRS/HKFRS 7 (amendment) “Financial instruments: disclosures”	July 1, 2011
IAS/HKAS 1 (amendment) “Presentation of financial statements”	January 1, 2012
IFRS/HKFRS 10 “Consolidated financial statements”	January 1, 2013
IFRS/HKFRS 13 “Fair value measurements”	January 1, 2013

On January 1, 2011, we early adopted IFRS/HKFRS 9 “Financial instruments”. Upon adoption of this standard, we classified the investments in equity instruments as those measured at fair value and transferred the balance of available-for-sale fair value reserve to investment revaluation reserve. In addition, we made an irrevocable election upon initial adoption of the standard to recognize changes in fair value of these financial assets only through other comprehensive income. Thus, all subsequent fair value or disposal gains or losses will not be recognized in the statement of income. IFRS/HKFRS 9 is applied retrospectively to all periods presented.

In 2011, we adopted the amended IFRS/HKFRS 1 “First-Time Adoption of International/Hong Kong Financial Reporting Standards.” We had completed our IPO process and merger of businesses under common control before the adoption of IFRS and the property, plant and equipment were revalued for the purpose of the transactions. Such revaluations were event-driven fair value measurements. Accordingly, upon adoption of the amended IFRS/HKFRS 1, we applied such event-driven fair value measurements as deemed cost for the relevant property, plant and equipment (other than buildings and telecommunications equipment of mobile business which were accounted for using the cost model) retrospectively. The restated deemed costs of these assets would be subject to depreciation and impairment assessments. Since subsequent re-measurement at fair value of property, plant and equipment is not necessary to comply with IAS/HKAS 16 “Property, Plant and Equipment” as a result of the adoption of this standard, we changed our accounting policy and measure all of our property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. As a result, those revaluation surpluses or deficits recognized as a consequence of the 2006 and 2008 revaluations have been reversed and their impacts on depreciation have been adjusted accordingly.

Operating Results

In the 2009 Acquisition, we did not purchase the underlying fixed-line network assets in southern China, but subsequently leased such assets from Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to operate the acquired fixed-line business. To account for this transaction, we recorded all assets, liabilities, revenue and costs and expenses associated with the acquired fixed-line business in southern China and the underlying network assets in our consolidated financial statements for the historical periods prior to the completion of the transaction in January 2009. Following the completion of this transaction, as we started to lease the fixed-line network assets in southern China, which were retained by the lessor, the assets and liabilities associated with these network assets were treated as a distribution by us to Unicom Group from other reserve using the merger accounting under HKFRS and predecessor values method under IFRS. Accordingly, we no longer include any assets, liabilities, depreciation, finance costs or other costs relating to such assets, but record only revenue generated from the acquired fixed-line business in southern China and the leasing fee for the relevant network assets in our consolidated financial statements for the subsequent periods.

Unless otherwise noted, the selected consolidated financial statements data as of and for the years ended December 31, 2009 and 2010 under this Item 5 was restated to reflect the effects of the 2011 Acquisition and the change in accounting policy for property, plant and equipment upon the adoption of amended IFRS/HKFRS 1 in 2011. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue

In 2011, we continued to face various challenges, including intensified telecommunications market competition, further downward adjustments in tariffs and decline of fixed-line voice business. We continued to actively develop full-service operation with a focus on 3G mobile services and fixed-line broadband business. Revenue for 2011 was RMB209.17 billion, representing an increase of 22.1% from RMB171.37 billion for 2010. Excluding fixed-line upfront connection fees of RMB192 million and RMB15 million in 2010 and 2011, respectively, our revenue for 2011 would have been RMB209.15 billion, representing an increase of 22.2% from RMB171.18 billion in 2010, of which our service revenue would have been RMB185.87 billion in 2011, representing an increase of 13.4% from 2010.

Mobile Business Revenue

Revenue from our mobile business increased by 41.2% from RMB89.62 billion in 2010 to RMB126.53 billion in 2011. Of the revenue from our mobile business in 2010 and 2011, RMB82.45 billion and RMB103.31 billion, respectively, was from service revenue. Service revenue from our mobile business as a percentage of our total service revenue (excluding fixed-line upfront connection fees of RMB192 million and RMB15 million in 2010 and 2011, respectively) increased from 50.3% in 2010 to 55.6% in 2011. The growth in revenue from our mobile business was primarily driven by the growth of our 3G business. Our ARPU increased in 2011 compared to 2010, primarily due to the change in revenue mix between our GSM business and 3G businesses. 3G business has a significantly higher ARPU than GSM business. As the revenue from 3G business increased significantly as a percentage of total service revenue from mobile business from 14.1% in 2010 to 31.7% in 2011, the overall ARPU of our mobile business increased from RMB43.7 in 2010 to RMB47.3 in 2011. In addition, to effectively develop our 3G mobile data business, we sought to enhance customer experiences by incentivizing customers to upgrade their handsets. To this end, we offered a broad range of attractive bundled packages of mid- to high-end 3G handsets and 3G services in 2011. This initiative resulted in a significant increase in our mobile Internet service revenue as well as revenue from the sales of mobile telecommunications products in 2011.

The total number of our mobile subscribers was 199.66 million as of December 31, 2011, with a net addition of 32.23 million subscribers (including 25.96 million 3G subscribers) from the end of 2010. ARPU of our GSM mobile business was RMB37.4 in 2011, representing a decrease of 5.3% from RMB39.5 in 2010. ARPU of our 3G business was RMB110.0 in 2011, representing a decrease of 11.3% from RMB124.0 in 2010.

The table below sets forth the revenue composition of our mobile business and each revenue item’s respective share of total revenue for the years ended December 31, 2010 and 2011.

	2010 (Restated)(1)		2011
	RMB in millions	As % of total	RMB in millions	As % of total
Total revenue from mobile business	89,622	100.0	126,526	100.0
Service revenue	82,449	92.0	103,307	81.6
Usage fees and monthly fees	47,004	52.4	54,186	42.8
Value-added service revenue	25,920	28.9	37,880	29.9
Interconnection revenue	9,022	10.1	10,726	8.5
Other service revenue	503	0.6	515	0.4
Sales of mobile telecommunications products	7,173	8.0	23,219	18.4

(1)

The financial data of 2010 presented herein was restated to reflect the effects of the 2011 Acquisition. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Usage Fees and Monthly Fees. Primarily as a result of an increase in mobile subscribers, usage fees and monthly fees for our mobile services were RMB54.19 billion in 2011, representing an increase of 15.3% from RMB47.00 billion in 2010.

Value-Added Service Revenue. Value-added service revenue consists primarily of revenue from our 3G value-added services and GSM value-added services. In 2011, we continued to actively promote mobile data business of our 3G business and improved the penetration of mobile Internet services. As a result, revenue from our mobile value-added services amounted to RMB37.88 billion in 2011, representing an increase of 46.1% from RMB25.92 billion in 2010 and as a percentage of total mobile revenue increased from 28.9% in 2010 to 29.9% in 2011. Of the total revenue from mobile value-added services, revenue from mobile Internet services increased by 90.4% from RMB7.70 billion in 2010 to RMB14.65 billion in 2011, revenue from our SMS services increased by 4.6% from RMB8.13 billion in 2010 to RMB8.51 billion in 2011 and revenue from “Cool Ringtone” services increased by 6.7% from RMB3.08 billion in 2010 to RMB3.28 billion in 2011.

Interconnection Revenue. Our interconnection revenue increased by 18.9% from RMB9.02 billion in 2010 to RMB10.73 billion in 2011, and represented 8.5% of total mobile revenue in 2011 as compared with 10.1% in 2010. The increase in our interconnection revenue was primarily as a result of the increased total usage of our mobile services due to the increased total number of our mobile subscribers.

Sales of Telecommunications Products. Revenue from our sale of mobile telecommunications products increased from RMB7.17 billion in 2010 to RMB23.22 billion in 2011, mainly due to our continuing efforts in promoting a broad range of new bundled packages of mid- to high-end 3G handsets and 3G services in 2011.

Fixed-Line Business Revenue

In 2011, we continued to develop our fixed-line broadband services and promoted our mobile and fixed-line bundled services. The trend of mobile substitution continued to have a negative impact on the revenue from our fixed-line voice business. Excluding fixed-line upfront connection fees of RMB192 million and RMB15 million in 2010 and 2011, respectively, our revenue from fixed-line business would have increased by 2.3% from RMB79.86 billion in 2010 to RMB81.69 billion in 2011, of which service revenue would have increased by 2.4% from RMB79.75 billion in 2010 to RMB81.63 billion in 2011. See “D. Risk Factors — We may further lose fixed-line and mobile subscribers and our doubtful debt ratios may increase, which may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.

The table below sets forth the revenue composition of our fixed-line business and each revenue item’s respective share of total revenue from our fixed-line business for the years ended December 31, 2010 and 2011.

	For the Year Ended December 31,
	2010 (Restated)(1)		2011
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line business(2)	79,864	100.0	81,690	100.0
Service revenue(2)	79,750	99.9	81,627	99.9
Usage fee and monthly fee	29,085	36.4	24,116	29.5
Broadband, managed data and other Internet-related services revenue	32,595	40.8	38,500	47.1
Interconnection revenue	5,243	6.6	4,579	5.6
Value-added service revenue	4,860	6.1	4,562	5.6
Leased line service revenue	5,589	7.0	6,859	8.4
Information communication technology services revenue	1,048	1.3	1,634	2.0
Others	1,330	1.7	1,377	1.7
Sales of fixed-line telecommunications products	114	0.1	63	0.1

(1)

The financial data of 2010 presented herein was restated to reflect the effects of the 2011 Acquisition. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(2)

Excluding fixed-line upfront connection fees of RMB192 million in 2010 and RMB15 million in 2011. Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. Therefore, we consider that analyses of our operating results excluding upfront connection fees are more relevant to the readers of this report.

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

As a result of further implementation of the “Calling-Party-Pays” tariff policy for mobile services and continuing downward adjustments of tariffs for fixed-line services, the substitution effect of fixed-line local services by mobile services became more intense. In 2011, we experienced continuing decline in the number of fixed-line local telephone subscribers and revenue. Our local telephone subscribers decreased in 2011 by 3.9% from 96.64 million at the end of 2010 to 92.85 million at the end of 2011. ARPU of the local telephone business decreased by 11.1% from 2010 to RMB25.7 in 2011. Total usage of local calls decreased by 19.5% from 2010 to 125.28 billion pulses in 2011 (excluding Internet dial-up usage) and total usage of long distance calls decreased by 19.5% from 26.79 billion minutes in 2010 to 21.55 billion minutes in 2011. As a result, revenue from our usage fees and monthly fees in 2011 decreased by 17.1% from RMB29.09 billion in 2010 to RMB24.12 billion in 2011.

Broadband, managed data and other Internet-related services revenue.  Revenue from our broadband, managed data and other Internet-related services include revenue generated from DSL, LAN, and broadband-related value-added services, fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services and revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from our broadband, managed data and other Internet-related services increased by 18.1% from RMB32.60 billion in 2010 to RMB38.50 billion in 2011, primarily as a result of the increase in revenue from fixed-line broadband services.

In light of the continuing effect of mobile substitution, fixed-line broadband service has become the main growth driver of our fixed-line business revenue. In 2011, our fixed-line broadband business continued to maintain a rapid growth as a result of our efforts in improving broadband access speed, adopting multi-service bundling strategy, enriching application contents and implementing diversified sales strategies. The number of our fixed-line broadband subscribers increased by 17.8% from 47.22 million in 2010 to 55.65 million in 2011. ARPU of our fixed-line broadband business decreased by 1.2% from RMB57.1 in 2010 to RMB56.4 in 2011. However, revenue from our fixed-line broadband service increased by 18.2% from RMB29.80 billion in 2010 to RMB35.23 billion in 2011, and as a percentage of the total fixed-line revenue, increased from 37.3% in 2010 to 43.1% in 2011. Revenue from our managed data and other Internet-related services increased by 18.1% from RMB2.77 billion in 2010 to RMB3.27 billion in 2011.

Interconnection Revenue.    Revenue from our interconnection services consists of interconnection fees charged to other domestic telecommunications operators, principally China Mobile and China Telecom, for both local and long distance calls. Revenue from our interconnection services decreased by 12.7% from RMB5.24 billion in 2010 to RMB4.58 billion in 2011. The decrease in interconnection revenue was mainly due to a decrease in voice traffic from other telecommunications operators as a result of the mobile substitution effect.

Value-Added Service Revenue.  Revenue from our value-added services consists of fees that we charge our customers for the provision of caller identification, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenue from our value-added services decreased by 6.1% from RMB4.86 billion in 2010 to RMB4.56 billion in 2011, mainly due to the decrease in the usage of our caller identification, Personalized Ring, and PHS SMS services as a result of the significant reduction of our fixed-line telephone subscribers, including PHS subscribers.

Leased Line Service Revenue.  Revenue from our leased line services consists of fees that we receive from our government, corporate and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Revenue from our leased line services increased by 22.7% from RMB5.59 billion in 2010 to RMB6.86 billion in 2011, which was primarily due to the increased demand of leased line services from our local government and corporate customers.

Information Communication Technology Services Revenue.    Information communication technology services revenue increased by 55.9% from RMB1.05 billion in 2010 to RMB1.63 billion in 2011, mainly as a result of our new system integration projects in 2011 for government and large corporate customers.

Others.  Other fixed-line related revenue mainly consists of miscellaneous revenue items. Other fixed-line related revenue increased by 3.5% from RMB1.33 billion in 2010 to RMB1.38 billion in 2011.

Sales of Telecommunications Products. Revenue from our sales of fixed-line telecommunications products decreased by 44.7% from RMB0.11 billion in 2010 to RMB0.06 billion in 2011, mainly due to the decrease in sales of telecommunications terminal products such as telephone sets associated with local voice services in 2011.

Costs, Expenses and Others

Total costs, expenses and others in 2011 were RMB203.57 billion, representing an increase of 22.1% from RMB166.79 billion in 2010.

Mobile Business Operating Costs and Expenses

Operating costs and expenses for our mobile business in 2011 were RMB92.26 billion, representing an increase of 46.5% from RMB62.98 billion in 2010. The table below sets forth the principal items of operating costs and expenses from mobile business and their respective percentage of service revenue from mobile business for the years 2010 and 2011:

	For the Year Ended December 31,
	2010 (Restated)(1)		2011
	RMB in millions	% of Total	RMB in millions	% of Total
Service revenue from mobile business	82,449	100.0	103,307	100.0
Mobile business costs and expenses	62,980	76.3	92,262	89.3
Interconnection charges	14,452	17.5	17,442	16.9
Depreciation and amortization	23,362	28.3	26,151	25.3
Networks, operations and support expenses	3,106	3.8	4,270	4.1
Selling and marketing expenses	9,390	11.4	12,284	11.9
General, administrative and other expenses	2,175	2.6	2,489	2.4
Cost of telecommunications products sold	10,495	12.7	29,626	28.7

(1)

The financial data of 2010 presented herein was restated to reflect the effects of the 2011 Acquisition and the change in accounting policy for property, plant and equipment upon the adoption of amended IFRS/HKFRS 1 in 2011. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Interconnection Charges. Interconnection charges from mobile business were RMB17.44 billion in 2011, up by 20.7% from 2010, primarily due to an increase in mobile interconnection traffic volume resulting from the increased total usage of our mobile services. Interconnection charges from mobile business as a percentage of service revenue from mobile business were 16.9% and 17.5% in 2011 and 2010, respectively.

Depreciation and Amortization. Our depreciation and amortization expenses from mobile business were RMB26.15 billion in 2011, up by 11.9% from 2010. The increase was primarily due to our efforts in improving our 3G network capacity, expanding the 3G network coverage and optimizing our GSM network, which increased the relevant fixed assets that are subject to depreciation. As a percentage of service revenue from mobile business, our depreciation and amortization expenses from mobile business decreased from 28.3% in 2010 to 25.3% in 2011.

Networks, Operations and Support Expenses. Due to various factors, including the expansion of networks coverage, the increase in network assets and the increase in infrastructure charges such as utilities charges and rental expenses, we incurred networks, operations and support expenses from mobile business of RMB4.27 billion in 2011, up by 37.5% from 2010. Networks, operations and support expenses from mobile business, as a percentage of service revenue from mobile business, increased from 3.8% in 2010 to 4.1% in 2011. As a result of an increase in the lease of underlying telecommunications networks from other telecommunications operators, the related line leasing fees was RMB0.74 billion, up by 116.2% from 2010.

Selling and Marketing Expenses. Due to various factors, including the increased promotion of our key businesses, such as 3G business, and the increased costs of customer retention and channel subsidies, our selling and marketing expenses from mobile business reached RMB12.28 billion in 2011, up by 30.8% from 2010, and as a percentage of service revenue from mobile business, increased from 11.4% in 2010 to 11.9% in 2011.

General, Administrative and Other Expenses. We continued to closely control the increase in general and administrative expenses from mobile business. Our general, administrative and other expenses from mobile business were RMB2.49 billion in 2011, up by 14.4% compared with 2010, and, as a percentage of service revenue from mobile business, slightly decreased from 2.6% in 2010 to 2.4% in 2011.

Cost of Telecommunications Products Sold. In 2011, we continued to proactively promote 3G handsets subsidy policies and launched a number of newly defined 3G handsets models. As a result, the cost of mobile telecommunications products sold amounted to RMB29.63 billion, up by 182.3% from 2010. Correspondingly, revenue from sales of mobile telecommunications products in 2011 amounted to RMB23.22 billion, up by 223.7% from 2010.

Fixed-Line Business Operating Costs and Expenses

Operating costs and expenses for our fixed-line business in 2011 were RMB52.07 billion, representing an increase of 2.8% from RMB50.63 billion in 2010. The table below sets forth the principal items of operating costs and expenses from fixed-line business and their respective percentage of the total telecommunications services revenue for the years 2010 and 2011:

	For the Year Ended December 31,
	2010 (Restated)(1)		2011
	RMB in millions	% of Total	RMB in millions	% of Total
Services revenue from fixed-line business(2)	79,750	100.0	81,627	100.0
Fixed-line business costs and expenses	50,634	63.4	52,071	63.7
Interconnection charges	3,706	4.7	3,533	4.3
Depreciation and amortization	29,028	36.4	29,358	36.0
Networks, operations and support expenses	9,409	11.8	9,467	11.6
Selling and marketing	6,647	8.3	7,416	9.1
Cost in relation to information communication technology services	897	1.1	1,410	1.7
General, administrative and other expenses	754	0.9	774	0.9
Cost of telecommunications products sold	193	0.2	113	0.1

(1)

The financial data of 2010 presented herein was restated to reflect the effects of the 2011 Acquisition and the change in accounting policy for property, plant and equipment upon the adoption of amended IFRS/HKFRS 1 in 2011. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(2)	Excludes fixed-line upfront connection fees of RMB192 million in 2010 and RMB15 million in 2011.

Interconnection Charges. Interconnection charges from fixed-line business were RMB3.53 billion in 2011, down by 4.7% from 2010, primarily due to a decrease in fixed-line voice interconnection traffic volume. This was as a result of the decrease in the total usage of our fixed-line voice services. The decrease in interconnection charges is consistent with the decrease in interconnection revenues. Interconnection charges as a percentage of service revenue from fixed-line business (excluding fixed-line upfront connection fees) were 4.3% and 4.7% in 2011 and 2010, respectively.

Depreciation and Amortization. Our depreciation and amortization expenses from fixed-line business were RMB29.36 billion in 2011, up by 1.1% from 2010. The increase was primarily because we increased investments in upgrading broadband network and expanding our coverage. These investments resulted in an increase in our broadband network assets that are subject to depreciation. As a percentage of service revenue from fixed-line business (excluding fixed-line upfront connection fees), our depreciation and amortization expenses from fixed-line business decreased from 36.4% in 2010 to 36.0% in 2011.

Networks, Operations and Support Expenses.  We incurred networks, operations and support expenses from fixed-line business of RMB9.47 billion in 2011, up by 0.6% from 2010. As a percentage of service revenue from fixed-line business (excluding fixed-line upfront connection fees), networks, operations and support expenses from fixed-line business decreased from 11.8% in 2010 to 11.6% in 2011.

Selling and Marketing Expenses. Primarily due to (i) the adoption of various marketing initiatives to retain our fixed-line subscribers, participating broadband services subscribers, and (ii) an increase in costs of channel subsidies, our selling and marketing expenses from fixed-line business were RMB7.42 billion in 2011, up by 11.6% from 2010, and as a percentage of service revenue from fixed-line business (excluding fixed-line upfront connection fees), increased from 8.3% in 2010 to 9.1% in 2011.

Cost in Relation to Information Communication Technology Services. Cost in relation to information communication technology in 2011 was RMB1.41 billion, up by 57.2% from 2010. Correspondingly, revenue from ICT services in 2011 was RMB1.63 billion, up by 55.9% from 2010.

General, Administrative and Other Expenses. We continued to closely control the increase in general and administrative expenses. Our general, administrative and other expenses from fixed-line business were RMB0.77 billion in 2011, up by 2.7% compared with 2010. Our general, administrative and other expenses from fixed-line business as a percentage of service revenue from fixed-line business (excluding fixed-line upfront connection fees) remained stable at 0.9% in 2010 and 2011.

Cost of Telecommunications Products Sold. The cost of fixed-line telecommunications products sold was RMB0.11 billion in 2011, down by 41.5% from 2010. Correspondingly, revenue from sales of fixed-line telecommunications products in 2011 amounted to RMB0.06 billion, down by 44.7% from 2010.

Unallocated Costs and Expenses

The unallocated costs and expenses primarily represent corporate and shared service expenses that are not directly attributable to any of our operating segments. The unallocated costs and expenses also include certain statement of income items, such as employee benefit expenses, interest income, finance costs and other income, that cannot be directly identified to specific operating segments.

Employee Benefit Expenses. As the average social wages continued to increase in China and due to the implementation of our employee incentive, evaluation and allocation mechanism, our employee benefit expenses increased by 13.9% from 2010 to RMB26.60 billion in 2011, and as a percentage of service revenue (excluding fixed-line upfront connection fees), increased from 14.2% in 2010 to 14.3% in 2011.

Finance Costs, Net of Interest Income. Our finance costs, net of interest income, decreased by 22.5% from RMB1.61 billion in 2010 to RMB1.24 billion in 2011, which was primarily due to the increase in gain from foreign currency exchanges driven by the appreciation of RMB, partially offset by an increase of 22.2% in interest expenses from RMB1.91 billion in 2010 to RMB2.33 billion in 2011. The increase in our interest expenses was mainly due to the increase in our overall cost of capital from 3.1% in 2010 to 3.7% in 2011, as a result of the increase in the financing costs in the PRC financial market.

Depreciation and Amortization Expenses.  Depreciation and amortization expenses that are unallocated to mobile and fixed-line businesses were RMB2.63 billion in 2011, up by 12.6% from RMB2.34 billion in 2010. The increase was primarily as a result of an increase in our information system assets.

Networks, Operations and Support Expenses.    Networks, operations and support expenses that are unallocated to mobile and fixed-line businesses were RMB15.72 billion in 2011, up by 13.3% from RMB13.88 in 2010, which was primarily due to the increases in utility charges and rental expenses as a result of our increased number of base stations and business premises.

Other Operating Expenses.  Other operating expenses consist of selling and marketing expenses, general, administrative and other expenses and cost in relation to information communication technology services. Other operating expenses that are unallocated to mobile and fixed-line businesses were RMB19.58 billion in 2011, up by 8.5% from RMB18.04 in 2010, which was mainly due to the increase in expenses for advertisement and customer retention initiatives.

Other Income-Net.  In 2011, other income-net was RMB1.45 billion, up by 18.7% from 2010. The increase was primarily as a result of the dividends of RMB0.87 billion received from our investment in Telefónica and others, up by RMB0.39 billion from 2010.

Income Before Income Tax

In 2011, our income before income tax was RMB5.60 billion, up by 22.1% from 2010, mainly due to the increase in our revenue from mobile business, especially 3G business.

In order to ensure the comparability of income before income tax and income for the year, we exclude the non-comparable factor of deferred fixed-line upfront connection fees of RMB15 million for 2011 and RMB192 million for 2010 for additional analysis purposes. After excluding the above factor, our income before income tax would have been RMB5.58 billion, up by 27.1% from 2010.

Income Tax

Our income tax was RMB1.37 billion in 2011, up by 55.3% from 2010, and our effective tax rate in 2011 was 24.5%, up by 5.2 percentage points from 2010. The increase in our income tax was largely due to the increases in our income before income tax and our effective tax rate. The increase in our effective tax rate is mainly due to the significant decrease in non-taxable deferred fixed-line upfront connection fees and the unavailability of certain one-off favorable tax treatments, such as the utilization of tax loss from the previous years of a subsidiary of our company against the current year taxable income. Excluding the factors discussed under Income Before Income Tax above, our effective tax rate in 2010 and 2011 would have been 20.1% and 24.6%, respectively.

Net Income for the Year

In 2011, our net income reached RMB4.23 billion, up by 14.2% from 2010. Our basic earnings per share was RMB0.18 in 2011. Excluding the factors discussed under the subsection Income Before Income Tax above, our net income would have been RMB4.21 billion, up by 20.0% from 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

2010 is the second year that we had a full-year operation following our merger with China Netcom. Although China’s economy experienced recovery from the global financial crisis, we continued to face various challenges, including intensified telecommunications market competition, further downward adjustments in tariffs and decline of fixed-line voice business. We continued to actively develop full-service operation with a focus on mobile and fixed-line broadband businesses. Revenue for 2010 was RMB171.37 billion, an increase of 11.3% from RMB154.03 billion for 2009. Excluding the effects of fixed-line upfront connection fees of RMB0.19 billion and RMB0.49 billion in 2010 and 2009, respectively, our revenue for 2010 would have been RMB171.18 billion, representing an increase of 11.5% from RMB153.54 billion in 2009, of which our service revenue would have been RMB163.89 billion in 2010, up by 8.3% from 2009.

Mobile Business Revenue

Revenue from our mobile business increased by 24.4% from RMB72.07 billion in 2009 to RMB89.62 billion in 2010. Of the revenue from our mobile business in 2009 and 2010, RMB70.10 billion and RMB82.45 billion, respectively, was from service. Service revenue from our mobile business as a percentage of our total service revenue (excluding fixed-line upfront connection fees of RMB0.19 billion and RMB0.49 billion in 2010 and 2009, respectively) increased from 46.3% in 2009 to 50.3% in 2010. The growth in revenue from our mobile business is primarily due to the continued increase in the total number of our mobile subscribers, as well as an increase in our subscribers’ ARPU. The increase in ARPU was due to the change of revenue mix between our GSM business and 3G business. 3G business has a significantly higher ARPU than GSM business. Therefore, despite the ARPU of each of our GSM and 3G businesses decreased in 2010 compared to 2009, as the revenue from 3G business increased significantly as a percentage of total service revenue from mobile business from 1.1% in 2009 to 21.0% in 2010, the overall ARPU of our mobile business increased. In 2010, service revenue from 3G business was RMB11.60 billion.

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

	2009 (Restated)(1)		2010 (Restated)(1)
	RMB in millions	As % of total	RMB in millions	As % of total
Total revenue from mobile business	72,072	100.0	89,622	100.0
Service revenue	70,102	97.3	82,449	92.0
Usage fees and monthly fees	42,297	58.7	47,004	52.4
Value-added service revenue	19,150	26.6	25,920	28.9
Interconnection revenue	8,220	11.4	9,022	10.1
Other service revenue	435	0.6	503	0.6
Sales of mobile telecommunications products	1,970	2.7	7,173	8.0

(1)

The financial data of 2009 and 2010 presented herein was restated to reflect the effects of the 2011 Acquisition. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Usage Fees and Monthly Fees. As a result of an increase in mobile subscribers, partially offset by the decrease in effective tariffs, usage fees and monthly fees for our mobile services were RMB47.00 billion in 2010, an increase of 11.1% from RMB42.30 billion in 2009.

Value-Added Service Revenue.   Value-added service revenue consists primarily of revenue from our 3G value-added services and GSM value-added services. In 2010, we continued to actively promote mobile value-added services and mobile data business, and improved the penetration of SMS, “Cool Ringtone” and mobile Internet services. As a result, revenue from our mobile value-added services amounted to RMB25.92 billion in 2010, representing an increase of 35.4% from RMB19.15 billion in 2009 and as a percentage of total mobile revenue increased from 26.6% in 2009 to 28.9% in 2010. Of the total revenue from mobile value-added services, revenue from our SMS services increased by 1.6% from RMB8.00 billion in 2009 to RMB8.13 billion in 2010, revenue from “Cool Ringtone” services increased by 6.8% from RMB2.88 billion in 2009 to RMB3.08 billion in 2010 and revenue from mobile Internet services increased by 390.0% from RMB2.80 billion in 2009 to RMB7.70 billion in 2010.

Interconnection Revenue. Our interconnection revenue increased by 9.8% from RMB8.22 billion in 2009 to RMB9.02 billion in 2010, and represented 10.1% of total mobile revenue in 2010 as compared with 11.4% in 2009. This increase is primarily as a result of the increased total usage of our mobile services due to the increased total number of our mobile subscribers.

Sales of Telecommunications Products. Revenue from our sale of mobile telecommunications products increased from RMB1.97 billion in 2009 to RMB7.17 billion in 2010, mainly due to our continuing efforts in promoting our bundled sale of 3G mobile handsets and provision of 3G mobile services.

Fixed-Line Business Revenue

In 2010, as mobile substitution further intensified and the declining trend of the fixed-line voice business continued, we further developed our fixed-line broadband services and promoted our mobile and fixed-line bundled services. Excluding fixed-line upfront connection fees of RMB0.49 billion and RMB0.19 billion in 2009 and 2010, respectively, our revenue from fixed-line business would have decreased by 1.2% from RMB80.86 billion in 2009 to RMB79.86 billion in 2010, of which service revenue would have decreased by 1.1% from RMB80.67 billion in 2009 to RMB79.75 billion in 2010. See “D. Risk Factors — We may further lose fixed-line and mobile subscribers and our doubtful debt ratios may increase, which may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.

The table below sets forth the revenue composition of our fixed-line business and each revenue item’s respective share of total revenue from our fixed-line business for the years ended December 31, 2009 and 2010.

	For the Year Ended December 31,
	2009 (Restated)(1)		2010 (Restated)(1)
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line business(2)	80,863	100.0	79,864	100.0
Service revenue(2)	80,670	99.8	79,750	99.9
Usage fee and monthly fee	34,369	42.5	29,085	36.4
Broadband, managed data and other Internet-related services revenue	26,364	32.6	32,595	40.8
Interconnection revenue	5,599	6.9	5,243	6.6
Value-added service revenue	5,238	6.5	4,860	6.1
Leased line service revenue	5,683	7.0	5,589	7.0
Information communication technology services revenue	1,035	1.3	1,048	1.3
Others	2,382	3.0	1,330	1.7
Sales of fixed-line telecommunications products	193	0.2	114	0.1

(1)

The financial data of 2009 and 2010 presented herein was restated to reflect the effects of the 2011 Acquisition. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(2)

Excluding fixed-line upfront connection fees of RMB490 million in 2009 and RMB192 million in 2010. Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. Therefore, we consider that analyses of our operating results excluding upfront connection fees are more relevant to the readers of this report.

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

Broadband, managed data and other Internet-related services revenue. Revenue from our broadband, managed data and other internet-related services include revenue generated from DSL, LAN, and broadband-related value-added services, fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services and revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from our broadband, managed data and other Internet-related services increased by 23.6% from RMB26.36 billion in 2009 to RMB32.60 billion in 2010, as a result of increases in both revenue from fixed-line broadband services and from managed data and other Internet-related services.

In 2010, our fixed-line broadband business continued to maintain a rapid growth as a result of our efforts in improving broadband access speed, adopting multi-service bundling strategy, enriching application contents and implementing diversified sales strategies. The number of our fixed-line broadband subscribers increased by 22.5% from 2009 to 47.22 million in 2010. ARPU of our fixed-line broadband business remained stable at RMB57.2 in 2009 and RMB57.1 in 2010. However, revenue from our fixed-line broadband service increased significantly by 24.8% from 2009 to RMB29.82 billion in 2010, and as a percentage of total fixed-line revenue, increased from 29.6% in 2009 to 37.3% in 2010. Fixed-line broadband service has become the main factor in counteracting the effect of mobile substitution in the decline of our fixed-line voice business. Revenue from our managed data services and other Internet-related services increased by 12.1% from RMB2.47 billion in 2009 to RMB2.77 billion in 2010.

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

Information Communication Technology Services Revenue.    Information communication technology services revenue increased by 1.3% from RMB1.04 billion in 2009 to RMB1.05 billion in 2010.

Others. Other fixed-line related revenue mainly consists of miscellaneous revenue items. Other fixed-line related revenue decreased by 44.2% from RMB2.38 billion in 2009 to RMB1.33 billion in 2010.

Sales of Telecommunications Products. Revenue from our sales of fixed-line telecommunications products decreased by 40.9% from RMB0.19 billion in 2009 to RMB0.11 billion in 2010, mainly due to the decrease in sales of telecommunications terminal products such as telephone sets associated with local voice services in 2010.

Costs, Expenses and Others

Total costs, expenses and others in 2010 were RMB166.79 billion, representing an increase of 17.6% from RMB141.87 billion in 2009. Excluding the effects of the realized gains of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009, our total costs, expenses and others in 2010 increased by 16.5% from RMB143.11 billion in 2009.

Mobile Business Operating Costs and Expenses

Operating costs and expenses for our mobile business in 2010 were RMB62.98 billion, representing an increase of 39.5% from RMB45.13 billion in 2009. The table below sets forth the principal items of operating costs and expenses from mobile business and their respective percentage of the telecommunications services revenue from mobile business for the years 2009 and 2010:

	For the Year Ended December 31,
	2009 (Restated)(1)		2010 (Restated)(1)
	RMB in millions	% of Total	RMB in millions	% of Total
Service revenue from mobile business	70,102	100.0	82,449	100.0
Mobile business costs and expenses	45,134	64.4	62,980	76.3
Interconnection charges	13,104	18.7	14,452	17.5
Depreciation and amortization	17,851	25.4	23,362	28.3
Networks, operations and support expenses	2,508	3.6	3,106	3.8
Selling and marketing	7,708	11.0	9,390	11.4
General, administrative and other expenses	1,533	2.2	2,175	2.6
Cost of telecommunications products sold	2,430	3.5	10,495	12.7

(1)

The financial data of 2009 and 2010 presented herein was restated to reflect the effects of the 2011 Acquisition and the change in accounting policy for property, plant and equipment upon the adoption of amended IFRS/HKFRS 1 in 2011. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Interconnection Charges.  Interconnection charges from mobile business were RMB14.45 billion in 2010, up by 10.3% from 2009, primarily due to an increase in mobile interconnection traffic volume resulting from the increase of total usage of our mobile services. The increase in interconnection charges is consistent with the increase in interconnection revenues. Interconnection charges as a percentage of service revenue from mobile business were 17.5% and 18.7% in 2010 and 2009, respectively.

Depreciation and Amortization.  Our depreciation and amortization expenses from mobile business were RMB23.36 billion in 2010, up by 30.9% from 2009. The increase was primarily because we focused on improving our 3G network capacity and expanding the 3G network coverage. Meanwhile, we continued to optimize our GSM network. As a percentage of service revenue from mobile business, our depreciation and amortization expenses increased from 25.4% in 2009 to 28.3% in 2010.

Networks, Operations and Support Expenses.  Due to various factors, including the expansion of networks, facilities and base stations and the increases in utilities charges and rental expenses, we incurred networks, operations and support expenses from mobile business of RMB3.11 billion in 2010, up by 23.8% from 2009. Networks, operations and support expenses, as a percentage of service revenue from mobile business, increased from 3.6% in 2009 to 3.8% in 2010. As a result of an increase in the lease of underlying telecommunications networks from other telecommunications operators, the related line leasing fees was RMB0.34 billion, up by 47.8% from 2009.

Selling and Marketing Expenses.  Due to various factors, including the increased promotion of our 3G business and the increased costs of customer retention and channel subsidies, in 2010, our total selling and marketing expenses from mobile business reached RMB9.39 billion, up by 21.8% from 2009, and as a percentage of service revenue from mobile business, increased from 11.0% in 2009 to 11.4% in 2010.

General, Administrative and Other Expenses.  We continued to closely monitor the increase in general and administrative expenses. Our general, administrative and other expenses from mobile business were RMB2.18 billion in 2010, up by 41.9% compared with last year, and as a percentage of service revenue from mobile business, increased from 2.2% in 2009 to 2.6% in 2010.

Cost of Telecommunications Products Sold. In 2010, we launched a number of custom-made 3G handsets (including iPhone 4), proactively implemented handsets subsidies packages and developed 3G contracting subscribers. As a result, the cost of telecommunications products sold from mobile business amounted to RMB10.50 billion, up by 331.9% from 2009. Correspondingly, revenue from sales of mobile telecommunications products in 2010 amounted to RMB7.17 billion, up by 264.1% from 2009.

Fixed-Line Business Operating Costs and Expenses

Operating costs and expenses for our fixed-line business in 2010 were RMB50.63 billion, representing an increase of 2.8% from RMB49.25 billion in 2009. The table below sets forth the principal items of operating costs and expenses from fixed-line business and their respective percentage of the telecommunications services revenue from fixed-line business for the years 2009 and 2010:

	For the Year Ended December 31,
	2009 (Restated)(1)		2010 (Restated)(1)
	RMB in millions	% of Total	RMB in millions	% of Total
Service revenue from fixed-line business(2)	80,670	100.0	79,750	100.0
Fixed-line business costs and expenses	49,254	61.0	50,634	63.4
Interconnection charges	4,292	5.3	3,706	4.7
Depreciation and amortization	28,399	35.2	29,028	36.4
Networks, operations and support expenses	7,780	9.7	9,409	11.8
Selling and marketing	6,733	8.3	6,647	8.3
Cost in relation to information communication technology services	805	1.0	897	1.1
General, administrative and other expenses	986	1.2	754	0.9
Cost of telecommunications products sold	259	0.3	193	0.2

(1)

The financial data of 2009 and 2010 presented herein was restated to reflect the effects of the 2011 Acquisition and the change in accounting policy for property, plant and equipment upon the adoption of amended IFRS/HKFRS 1 in 2011. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(2)	Excludes fixed-line upfront connection fees of RMB490 million in 2009 and RMB192 million in 2010.

Interconnection Charges.  Interconnection charges from fixed-line business were RMB3.71 billion in 2010, down by 13.7% from 2009, primarily due to a decrease in fixed-line voice interconnection traffic volume resulting from the decrease of total usage of our fixed-line voice services. The decrease in interconnection charges is consistent with the decrease in interconnection revenues. Interconnection charges as a percentage of service revenue from fixed-line business (excluding fixed-line upfront connection fees) were 4.7% and 5.3% in 2010 and 2009, respectively.

Depreciation and Amortization.  Our depreciation and amortization expenses from fixed-line business were RMB29.03 billion in 2010, up by 2.2% from 2009. The increase was primarily because we continued to expedite broadband network upgrade. As a percentage of service revenue from fixed-line business (excluding fixed-line upfront connection fees), our depreciation and amortization expenses increased from 35.2% in 2009 to 36.4% in 2010.

Networks, Operations and Support Expenses.  Due to various factors, including the expansion of networks, facilities and base stations and the increases in utilities charges and rental expenses, we incurred networks, operations and support expenses of RMB9.41 billion in 2010, up by 20.9% from 2009. Networks, operations and support expenses, as a percentage of service revenue from fixed-line business (excluding fixed-line upfront connection fees), increased from 9.7% in 2009 to 11.8% in 2010. As a result of an increase in the lease of underlying telecommunications networks from other telecommunications operators, the related line leasing fees was RMB1.2 billion, up by 24.8% from 2009. We completed an acquisition of fixed-line business of 21 provinces in southern China in January 2009. As the underlying telecommunications networks for such business are retained by Unicom Group, we operated those networks through an operating lease from Unicom Group from January 2009. As a result, we incurred a lease fee of RMB2.20 billion for leasing those telecommunications networks in 2010.

Selling and Marketing Expenses. Due to various factors, including the increased promotion of our broadband services and the increased costs of customer retention and channel subsidies, in 2010, our total selling and marketing expenses from fixed-line business reached RMB6.65 billion, down by 1.3% from 2009, and as a percentage of service revenue from fixed-line business (excluding fixed-line upfront connection fees), remained stable at 8.3% in 2009 and 2010.

Cost in Relation to Information Communication Technology Services.  Cost in relation to information communication technology in 2010 was RMB0.90 billion, up by 11.4% from last year. Correspondingly, revenue from ICT services in 2010 was RMB1.05 billion, up by 1.2% from last year.

General, Administrative and Other Expenses.  We continued to closely control the growth of general and administrative expenses. Our general, administrative and other expenses from fixed-line business were RMB0.75 billion in 2010, down by 23.5% compared with last year and, as a percentage of service revenue from fixed-line business (excluding fixed-line upfront connection fees), decreased from 1.2% in 2009 to 0.9% in 2010.

Cost of Telecommunications Products Sold. The cost of fixed-line telecommunications products sold amounted to RMB0.19 billion, down by 25.5% from 2009. Correspondingly, revenue from sales of fixed-line telecommunications products in 2010 amounted to RMB0.11 billion, down by 40.9% from 2009.

Unallocated Costs and Expenses

The unallocated costs and expenses primarily represent corporate and shared service expenses that are not directly attributable to any of our operating segments. The unallocated costs and expenses also include statement of income items, such as employee benefit expenses, interest income, finance costs and other income, which cannot be directly identified to specific operating segments.

Employee Benefit Expenses.    Due to various factors, such as increased employee insurance premium expenses and housing fund resulting from new regulations and generally improved social average wages in China, our employee benefit expenses increased by 6.4% from 2009 to RMB23.35 billion in 2010, and as a percentage of service revenue (excluding fixed-line upfront connection fees), decreased from 14.5% in 2009 to 14.2% in 2010.

Finance Costs, Net of Interest Income.  In 2010, we adopted a low cost fund raising strategy including the issuance of commercial papers, promissory notes and convertible bonds to decrease our overall cost of capital to 3.2% from 4.1% in 2009. However, due to various factors including the increase in our interest-bearing debt, our finance costs, net of interest income, increased by 70.1% from RMB0.94 billion in 2009 to RMB1.61 billion in 2010.

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

Depreciation and Amortization Expenses.  Depreciation and amortization expenses that are unallocated to mobile and fixed-line businesses were RMB2.34 billion in 2010, up by 53.3% from RMB1.52 billion in 2009. The increase was primarily due to an increase in office and business premises.

Networks, Operations and Support Expenses.    Networks, operations and support expenses that are unallocated to mobile and fixed-line businesses were RMB13.88 billion in 2010, up by 3.0% from RMB13.47 in 2009, which was primarily due to increases in utility charges and rental expenses as a result of our increased number of base stations and an increase in electricity prices.

Other Operating Expenses.    Other operating expenses consist of selling and marketing expenses, general, administrative and other expenses and cost in relation to information communication technology services. Other operating expenses that are unallocated to mobile and fixed-line businesses were RMB18.04 billion in 2010, up by 3.2% from RMB17.48 in 2009, which was mainly due to an increase in customer retention expenses as a result of our adoption of various customer retention initiatives.

Other Income-Net.  In 2010, other income-net was RMB1.22 billion, up by 26.9% from 2009. The increase was primarily as a result of dividends of RMB0.48 billion received from our investment in Telefónica, up by RMB0.27 billion from 2009.

Income Before Income Tax

In 2010, our income before income tax was RMB4.58 billion, down by 62.3% from 2009, mainly due to our initial development of the 3G business, in respect of which the related revenue is not yet sufficient to cover the increased costs and expenses, including depreciation and amortization charges, networks, operations and support expenses and selling and marketing expenses related to 3G handset subsidy cost.

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

Excluding the above factors, our income before income tax would have been RMB4.39 billion, down by 57.9% from 2009.

Income Tax

Our income tax was RMB0.88 billion in 2010, down by 67.2% from 2009, and our effective tax rate in 2010 was 19.3%. Such decrease is mainly due to various factors, including the utilization of tax loss from the previous years of a subsidiary of our company against the current year taxable income and other favorable tax treatments. Excluding the factors discussed under Income Before Income Tax above, our effective tax rate in 2009 and 2010 would have been 25.8% and 20.1%, respectively.

Net Income for the Year

In 2010, our net income was RMB3.70 billion, down by 60.9% from 2009. Our basic earnings per share was RMB0.157 in 2010. Excluding the factors discussed under the subsection Income Before Income Tax above, our net income would be RMB3.51 billion, down by 54.6% from 2009.

Liquidity and Capital Resources

Working Capital and Cash Flows

As of December 31, 2011, we had RMB15.11 billion of cash and cash equivalents, as compared with RMB22.60 billion as of December 31, 2010 and RMB7.90 billion as of December 31, 2009. As of December 31, 2011, we had RMB0.30 billion of short-term bank deposits, as compared with RMB0.27 billion as of December 31, 2010 and RMB1.00 billion as of December 31, 2009. As of December 31, 2011, we had a working capital deficit (current liabilities less current assets) of RMB175.12 billion, representing an increase by 12.3% from the working capital deficit of RMB155.91 billion as of December 31, 2010. The increase in working capital deficit in 2011 primarily resulted from the increase in commercial papers and the increase in advances from customer due to our business expansion. The decrease in cash and cash equivalents was primarily as a result of our efforts to increase capital turnover ratio.

In recent years, although the PRC Government introduced measures to avoid overheating of the economy, including tightening bank lending policies, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in China. As of December 31, 2011, we had RMB206.8 billion revolving banking facilities and registered quota of commercial papers, of which RMB136.5 billion was unutilized. There is no term of the facilities that materially restricts our ability to draw down the unutilized banking facilities. In addition, we believe we have the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in China, and net cash inflows from our operations.

The following table sets forth cash inflows and outflows in 2009, 2010 and 2011.

	For the Year Ended December 31,
	2009 (Restated)(1)	2010 (Restated)(1)	2011
	RMB in millions	RMB in millions	RMB in millions
Net cash inflow from operating activities of continuing operations	57,732	66,376	66,491
Net cash outflow from investing activities of continuing operations	(85,310)	(76,619)	(82,970)
Net cash inflow from financing activities of continuing operations	30,197	19,824	8,988

Net cash inflow/(outflow) from continuing operations	2,619	9,581	(7,491)
Net cash (outflow)/inflow from discontinued operations	(5,039)	5,121	-

Net (decrease)/increase in cash and cash equivalents	(2,420)	14,702	(7,491)

(1)

The comparative financial data of 2009 and 2010 presented herein was restated to reflect the effects of the 2011 Acquisition and the change in accounting policy for property, plant and equipment upon the adoption of amended IFRS/HKFRS 1 in 2011. See Note 2.2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Our net cash inflow from operating activities of continuing operations increased by 15.0% from RMB57.73 billion in 2009 to RMB66.38 billion in 2010, and further increased by 0.2% to RMB66.49 billion in 2011. The increase in net cash inflow from operating activities in 2010 was mainly due to an increase in cash generated from operations as a result of 3G business development and a decrease in the amount of income tax paid as a result of the lower income before income tax. The increase in net cash inflow from operating activities in 2011 was mainly due to an increase in cash generated from our growing 3G business, partially offset by an increase in interest paid.

Our net cash outflow from investing activities of continuing operations decreased by 10.2% from RMB85.31 billion in 2009 to RMB76.62 billion in 2010, and increased by 8.3% to RMB82.97 billion in 2011. The decrease in 2010 was mainly due to the effect that we no longer have any cash outflow from investing activities associated with the consideration for purchase of entities and businesses under common control. The increase in 2011 was mainly due to an amount of RMB3.37 billion used to increase our investment in Telefónica pursuant to the Agreement to Enhance the Strategic Alliance with Telefónica and an increase of US$2.30 billion in the purchase of property, plant and equipment.

Our net cash inflow from financing activities decreased from RMB30.20 billion in 2009 to RMB19.82 billion in 2010, primarily as a result of a decrease in the net increase of our indebtedness in 2010 from 2009, reflecting our decreased needs for new financings, primarily due to the increase in our net cash inflow from operating activities and the decrease in our net cash outflow from investing activities. Our net cash inflow from financing activities further decreased to RMB8.99 billion in 2011, primarily due to our decreased needs for new financings as a result of our improved overall cash flow position.

Our net cash outflow from discontinued operations changed from RMB5.04 billion in 2009 to net cash inflow of RMB5.12 billion in 2010, mainly resulting from our payment made in 2009 of the income tax in relation to the sale of our CDMA business in 2008 and our receipt of proceeds in 2010 in relation to the disposal of our CDMA business in 2008. There was no cash inflow or outflow from discontinued operations in 2011.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, cash equivalents, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2009, 2010 and 2011.

	As of December 31,
	2009 (Restated)(1)	2010 (Restated)(1)	2011
	(RMB in millions, except percentages)
Cash and cash equivalents and short-term bank deposits	8,891	22,870	15,410
Total assets	417,008	441,269	456,233
Short-term debt	66,601	61,944	72,606
Short-term bank loans	63,909	36,727	32,322
Commercial papers	-	23,000	38,000
Current portion of long-term bank loans	62	58	50
Amounts due to related parties	2,104	2,033	2,156
Notes payables included in accounts payable and accrued liabilities	500	-	-
Current portion of obligations under finance lease included in other obligations	26	126	78
Long-term debt	7,862	35,098	34,502
Promissory notes	-	15,000	15,000
Corporate bonds	7,000	7,000	7,000
Convertible bonds	-	11,558	11,118
Non-current portion of long-term bank loans	759	1,462	1,384
Non-current portion of obligations under finance lease included in other obligations	103	78	-
Equity attributable to owners of the parent	206,435	205,661	205,898
Debt-to-capitalization ratio(2)	26.5%	32.1%	34.2%
Debt-to-equity ratio(3)	36.1%	47.2%	52.0%

(1)

The comparative financial data of 2009 and 2010 presented herein was restated to reflect the effects of the 2011 Acquisition and the change in accounting policy for property, plant and equipment upon the adoption of amended IFRS/HKFRS 1 in 2011.

(2)

Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + equity attributable to owners of the parent).

(3)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/equity attributable to owners of the parent.

Our debt-to-capitalization ratio was 34.2% at the end of 2011, compared to 32.1% at the end of 2010 and 26.5% at the end of 2009. Our debt-to-equity ratio was 52.0% at the end of 2011, compared to 47.2% at the end of 2010 and 36.1% at the end of 2009. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits by RMB91.70 billion as of December 31, 2011, compared to RMB74.17 billion as of December 31, 2010 and RMB65.57 billion as of December 31, 2009. The increases in our debt-to-capitalization ratio and debt-to-equity ratio was primarily due to our issuance of commercial papers, promissory notes and convertible bonds to finance the telecommunications networks construction, which was partially offset by our repayment of short-term bank loans. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs. In addition, we seek to increase our capital turnover ratio and control the amount of monetary assets.

Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar, HK dollar and Euro, was RMB33.76 billion at the end of 2011, compared to RMB38.25 billion at the end of 2010 and RMB64.73 billion at the end of 2009. The decreases in 2011 and 2010 were primarily because we replaced certain of our short-term bank loans with short-term commercial papers and other debts. The loan agreement does not include financial performance or other covenants which may materially restrict our operations or those of CUCL, our principal operating subsidiary in China. As of December 31, 2011, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.

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

In addition, prior to our merger with China Netcom, China Netcom’s wholly-owned subsidiary, CNC China (which merged with, and was absorbed by, our wholly-owned subsidiary, CUCL, in January 2009), issued RMB10 billion unsecured commercial paper in the PRC capital market with payment period of 365 days on October 6, 2008. The effective interest rate is 4.47% per annum. The commercial paper was fully repaid in October 2009.

On April 1, 2010, CUCL completed the issue of the first tranche of commercial paper for the year 2010 in an amount of RMB15 billion, with a maturity period of 365 days and at an interest rate of 2.64% per annum. The commercial paper was fully repaid in March 2011. On April 2, 2010, CUCL completed the issue of the first tranche of promissory note for the year 2010 in an amount of RMB3 billion, with a maturity period of 3 years and at an interest rate of 3.73% per annum.

On September 20, 2010, CUCL completed the issue of the second tranche of commercial paper for the year 2010 in an amount of RMB8 billion, with a maturity period of 365 days and at an interest rate of 2.81% per annum. On the same date, CUCL completed the issue of the second tranche of promissory note for the year 2010 in an amount of RMB12 billion, with a maturity period of 3 years and at an interest rate of 3.31% per annum. The commercial paper was fully repaid in September 2011.

On October 18, 2010, Billion Express Investments Limited, a wholly-owned subsidiary of our company, issued the 2015 Convertible Bonds in aggregate principal amount of US$1,838,800,000 (at the fixed exchange rate of US$1 equivalent to HK$7.7576), which are guaranteed by our company and are exchangeable into ordinary shares of our company. Pursuant to the subscription agreement with respect to the 2015 Convertible Bonds, the holders of the 2015 Convertible Bonds may, beginning on November 28, 2010, elect to convert its bonds into our ordinary shares at an initial conversion price of HK$15.85 per share, subject to certain adjustments. Pursuant to the relevant terms and conditions, the conversion price of the 2015 Convertible Bonds will be adjusted to HK$15.58 per share upon the payment of the 2011 final dividend, which is expected to be June 6, 2012. As of April 20, 2012, none of the 2015 Convertible Bonds has been converted into our ordinary shares.

On March 10, 2011, CUCL completed the issue of the first and second tranches of super and short-term commercial paper for the year 2011 in an amount of RMB8 billion for each tranche, each with a maturity period of 180 days and at an interest rate of 3.88% per annum. The first and second tranches of super and short-term commercial paper were fully repaid in September 2011.

On August 25, 2011, CUCL completed the issue of the first tranche of commercial paper for the year 2011 in an amount of RMB15 billion, with a maturity period of 366 days and at an interest rate of 5.23% per annum.

On September 16, 2011, CUCL completed the issue of the third and fourth tranches of super and short-term commercial paper for the year 2011 in an amount of RMB4 billion for each tranche, each with a maturity period of 30 days and at an interest rate of 5.35% per annum. The third and fourth tranches of super and short-term commercial papers were fully repaid in October 2011.

On October 20, 2011, CUCL completed the issue of the second tranche of commercial paper for the year 2011 in an amount of RMB8 billion, with a maturity period of 366 days and at an interest rate of 5.78% per annum.

On November 21, 2011, CUCL completed the issue of the fifth tranche of super and short-term commercial paper for the year 2011 in an amount of RMB15 billion, with a maturity period of 180 days and at an interest rate of 4.65% per annum.

Contractual Obligations and Commercial Commitments

The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2011.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years

Short-term bank loans (1)*	32,877	32,877	-	-	-
Commercial papers (2)*	39,150	39,150	-	-	-
Long-term bank loans (3)*	1,553	101	953	108	391
Corporate bonds (4)*	7,932	355	5,358	180	2,039
Convertible bonds (5)*	11,916	87	174	11,655	-
Promissory notes (6)*	15,820	509	15,311	-	-
Other obligations*	2,676	2,588	12	11	65
Capital commitments (7)	8,817	5,596	1,371	301	1,549
Operating leases commitments (7)
Telecommunications networks leasing arrangement in 21 provinces in southern China	2,600	2,600	-	-	-
Other commitments	7,007	1,833	2,756	1,817	601

Total obligations	130,348	85,696	25,935	14,072	4,645

* Interest included

(1)	See Note 27 “Short-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(2)	See Note 26 “Commercial Papers” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(3)	See Note 20 “Long-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(4)	See Note 23 “Corporate Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(5)	See Note 22 “Convertible Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(6)	See Note 21 “Promissory Notes” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(7)	See Note 41 “Contingencies and Commitments” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Trend Information

Please refer to the discussion in sections headed “— Overview” and “— Operating Results” under this Item 5.

Off-Balance Sheet Arrangements

As of December 31, 2011, except for the operating lease of the telecommunications networks in 21 provinces in southern China set forth above in “— Contractual Obligations and Commercial Commitments”, we did not have any other off-balance sheet arrangement.

Capital Expenditures

The following table sets forth our historical and planned capital expenditure requirements for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the Year Ended December 31,
	2010		2011		2012
	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage	(RMB in billions)	As a percentage
Mobile business	23.17	33.0%	25.99	33.9%	38.7	38.7%
Broadband and data business	22.45	32.0%	25.71	33.5%	25.8	25.8%
Infrastructure and transmission network	16.96	24.2%	15.42	20.1%	25.6	25.6%
Others (1)	7.61	10.8%	9.54	12.5%	9.9	9.9%

Total	70.19	100.0%	76.66	100.0%	100.00	100.0%

(1)	Other expenditures consist of innovation and value-added platform, IT system, fixed-line business and procurement of miscellaneous assets, equipment and spare parts.

Our capital expenditure totaled RMB76.66 billion in 2011, which mainly consisted of investment in mobile business, broadband and data business, and infrastructure and transmission networks. In 2011, capital expenditure attributable to mobile business was RMB25.99 billion; capital expenditure attributable to broadband and data business was RMB25.71 billion; capital expenditure attributable to infrastructure and transmission networks was RMB15.42 billion.

Our projected capital expenditure for 2012 is estimated to be approximately RMB100.00 billion, a significant portion of which will continue to be used for investments in our 3G business and data business as well as infrastructure and transmission networks that support the development of our 3G and fixed-line broadband businesses.

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

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Chang Xiaobing	55	Chairman of the Board of Directors and Chief Executive Officer
Lu Yimin	48	Executive Director and President
Tong Jilu	54	Executive Director and Senior Vice President
Li Fushen	49	Executive Director and Chief Financial Officer
Cesareo Alierta Izuel	66	Non-Executive Director
Cheung Wing Lam Linus	63	Independent Non-Executive Director
Wong Wai Ming	54	Independent Non-Executive Director
John Lawson Thornton	58	Independent Non-Executive Director

Name	Age	Position
Chung Shui Ming Timpson	60	Independent Non-Executive Director
Cai Hongbin	44	Independent Non-Executive Director
Li Jianguo	58	Senior Vice President
Li Gang	54	Senior Vice President
Zhang Junan	55	Senior Vice President
Jiang Zhengxin	55	Senior Vice President
Shao Guanglu	48	Senior Vice President

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

Mr. Lu Yimin was appointed as an Executive Director of the Company in October 2008 and President of the Company in February 2009. Mr. Lu, a researcher level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1985 and then was awarded a master’s degree in public administration by the John F. Kennedy School of Government at Harvard University. Mr. Lu joined Netcom Group in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since May 2008 and the Deputy Chairman of PCCW Limited since November 2011. Mr. Lu has served as a Non-Executive Director of HKT Limited (listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust, which is listed on the Hong Kong Stock Exchange) since November 2011. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also a Director and President of A Share Company, and a Director and President of CUCL. Mr. Lu has extensive experience in government administration and business management.

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

Mr. Li Fushen was appointed in March 2011 as an Executive Director and Chief Financial Officer of the Company. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master’s degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom since September 2005 and has served as Executive Director of China Netcom since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. From February 2009 to March 2011, Mr. Li served as a Senior Vice President of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since July 2007, and a Non-Executive Director of HKT Limited (listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust, which is listed on the Hong Kong Stock Exchange) since November 2011. Mr. Li is a Director, Vice President and Chief Accountant of Unicom Group, a Director of A Share Company, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

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

Mr. Cheung Wing Lam Linus was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Chairman of the University of Hong Kong School of Professional and Continuing Education. Besides, Mr. Cheung is a Non-Executive Director of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung was Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an independent Non-Executive Director of Taikang Life Insurance Company Limited and President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

Mr. Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Senior Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Besides, Mr. Wong is a Non-Executive Director of Linmark Group (listed on the Hong Kong Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was a Chief Executive Officer and Executive Director of Roly International Holdings Limited and an Executive Director of Linmark Group. Mr. Wong was also a Non-Executive Director of Kingsoft Corporation Limited and an Independent Non-Executive Director of I.T Limited (listed on the Hong Kong Stock Exchange). Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

Mr. John Lawson Thornton was appointed in October 2008 as an Independent Non-Executive Director of the Company and is currently a Professor and Director of the Global Leadership Program at the Tsinghua University School of Economics and Management in Beijing. He is also the Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He is a Director and Non-Executive Chairman of HSBC North America Holdings Inc., as well as a Director of HSBC Holdings plc (listed on the Hong Kong Stock Exchange, London Stock Exchange, New York Stock Exchange, Paris Stock Exchange and Bermuda Stock Exchange). He is also a Director of the Ford Motor Company (listed on the New York Stock Exchange) and News Corporation, Inc. (listed on the NASDAQ Global Select Market and the Australian Stock Exchange). Mr. Thornton is a trustee, advisory board member or member of the Asia Society, China Foreign Affairs University, China Institute, China Investment Corporation, China Reform Forum, China Securities Regulatory Commission, Council on Foreign Relations, General Atlantic, The Hotchkiss School, McKinsey Knowledge Council, Morehouse College, and the National Committee on U.S.-China Relations. He is the Chairman of the Advisory Board of the Tsinghua University School of Economics and Management. Mr. Thornton served as a Director of Intel Corporation from July 2003 to May 2010, an Independent Non-Executive Director of China Netcom from October 2004 to November 2008. Mr. Thornton retired in July 2003 as President, Co-Chief Operating Officer and a Director of The Goldman Sachs Group, Inc. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and an M.P.P.M. from the Yale School of Management in 1980.

Mr. Chung Shui Ming Timpson was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 11th Chinese People’s Political Consultative Conference. He is also the Chairman of the Advisory Committee on Arts Development. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, Nine Dragons Paper (Holdings) Limited and China Overseas Grand Oceans Group Limited (all listed on the Hong Kong Stock Exchange). Mr. Chung is also an Independent Director of China State Construction Eng. Corp. Ltd. and China Everbright Bank Company Limited (both listed on the Shanghai Stock Exchange) and an Outside Director of China Mobile Communications Corporation. From October 2004 to November 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree of business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Mr. Cai Hongbin was appointed in May 2010 as an Independent Non-Executive Director of the Company. Mr. Cai is currently the Dean of and a Professor in Applied Economics at Guanghua School of Management at Peking University. Besides, Mr. Cai is an Independent Director of China Everbright Bank Company Limited (listed on the Shanghai Stock Exchange). Prior to joining Guanghua School of Management at Peking University, Mr. Cai served as an Assistant Professor of the Economics Department at University of California, Los Angeles. He was also an Independent Non-Executive Director of Concord Medical Services Holdings Limited and Beijing Venustech Inc. Mr. Cai received a bachelor’s degree in Mathematics from Wuhan University in 1988, a master’s degree in Economics from Peking University in 1991, and a doctoral degree in Economics from Stanford University in 1997. In addition, Mr. Cai was awarded New Century Excellent Talents in University from Ministry of Education of the PRC, or the Ministry of Education, in 2006, the National Outstanding Young Researcher from National Science Foundation of China in 2007 and the National Changjiang Scholar from the Ministry of Education in 2008. Mr. Cai has carried out extensive research in the areas of, among others, game theory, industrial organization, corporate finance and Chinese economy, and has published many academic papers in top international and national journals.

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

Mr. Li Gang was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Li graduated from Beijing University of Posts and Telecommunications in 1985 and received a master’s degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Deputy Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Limited and as the Chairman and General Manager of Beijing Mobile Communication Co., Limited. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). From April 2006 to October 2008, Mr. Li served as an Executive Director of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited since November 2011. Mr. Li is a Vice President of Unicom Group, as well as a Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

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

Mr. Jiang Zhengxin was appointed as Senior Vice President of the Company in February 2009. Mr. Jiang is a senior engineer of professor level. He received a bachelor’s degree in radio engineering from Beijing University of Posts and Telecommunications in 1982, a master’s degree in business administration from Jilin University in 2001, and a PhD in political economy from Jilin University in 2006. Mr. Jiang served as Deputy Director of the Bureau of Telecommunications Administration in Changchun of Jilin Province from February 1998 to July 1999. He was the Deputy General Manager of Jilin Mobile Communication Company from July 1999 to March 2004. He served as the Deputy General Manager of South Communication Co. Limited of Netcom Group from March 2004 to June 2004, and he was the General Manager of Zhejiang Branch of Netcom Group from June 2004 to September 2007. He has served as Deputy General Manager of Netcom Group since September 2007. Mr. Jiang is a Vice President of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Jiang has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Shao Guanglu was appointed as Senior Vice President of the Company in April 2011. Mr. Shao is a senior engineer. He received a bachelor’s degree from Harbin Institute of Technology in 1985, a master’s degree in engineering and a master’s degree in economics from Harbin Institute of Technology in 1988 and 1990, respectively, a master’s degree in management from BI Norwegian Business School in 2002 and a doctor’s degree in management from Nankai University in 2009. Mr. Shao joined China United Telecommunications Corporation in February 1995. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). Mr. Shao was Deputy General Manager of Tianjin Branch, Deputy General Manager of Henan Branch, General Manager of Guangxi Branch, as well as Head and General Manager of Human Resource Department of Unicom Group. Mr. Shao also serves as a Vice President of Unicom Group, as well as a Director and Senior Vice President of CUCL. Mr. Shao has worked in the telecommunications industry for a long period of time and has extensive management experience.

B.	Compensation

The aggregate compensation and other benefits paid by us to our directors as a group in 2011 was approximately RMB5.527 million, while retirement benefits paid by us were approximately RMB118,000. Each of our executive directors participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. Some of our directors also hold options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option schemes and options granted to our directors as well as compensation for the year 2011.

C.	Board Practices

General

Pursuant to our articles of association, at each annual general meeting, one-third of our directors retire from office by rotation. The retiring directors are eligible for re-election. The Board may at any time appoint a new director to fill a vacancy or as an additional director. The Board may also appoint and remove our executive officers. No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreements, except certain statutory compensation. The following table sets forth certain information concerning our current directors and former directors who served as directors in 2011.

Name	Appointment Date	Re-appointment Date	Resignation or Retirement Date
Current Directors

Chang Xiaobing	December 21, 2004	May 12, 2006 and May 26, 2009	–

Lu Yimin	October 15, 2008	May 26, 2009 and May 24, 2011	–

Tong Jilu	February 1, 2004	May 12, 2004, May 12, 2006, May 16, 2008 and May 12, 2010	–

Li Fushen	March 30, 2011	May 24, 2011	–

Cesareo Alierta Izuel	October 15, 2008	May 26, 2009 and May 24, 2011	–

Name	Appointment Date	Re-appointment Date	Resignation or Retirement Date
Cheung Wing Lam Linus	May 12, 2004	May 12, 2006, May 16, 2008 and May 12, 2010	–

Wong Wai Ming	January 19, 2006	May 12, 2006, May 26, 2009 and May 24, 2011	–

John Lawson Thornton	October 15, 2008	May 26, 2009	–

Chung Shui Ming Timpson	October 15, 2008	May 26, 2009	–

Cai Hongbin	May 13, 2010	May 24, 2011	–

Former Directors

Zuo Xunsheng	October 15, 2008	May 26, 2009 and May 12, 2010	March 30, 2011

Audit Committee

The audit committee reviews and supervises our financial reporting process and internal controls. The duties of the audit committee include, among others:

•

as the key representative body for overseeing our relationship with the independent auditor, considering and approving the appointment, resignation and removal of our independent auditor and the auditor’s fees;

•	reviewing our quarterly, interim and annual financial statements and disclosures before submission to the board of directors;

•	coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audit;

•	reviewing any correspondence from the independent auditor to our management and the responses of our management;

•	reviewing the relevant reports concerning our internal controls and procedures;

•	discussing our internal control system with our management to ensure that our management perform their duties to have an effective internal control system in place;

•	pre-approving the audit and non-audit services to be provided by the external auditor, and determining whether any non-audit services would affect the independence of the auditor;

•

discussing with our management the schedule and procedures for the rotation of the partner of the auditing firm who will principally be responsible for the audit of our company and the partners who will actively participate in the audit of our company;

•	supervising the internal audit department, which will directly report to the committee; and

•	having the right to approve the appointment or removal of the head of internal audit department.

As of April 20, 2012, the members of the audit committee are Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin, all being independent non-executive directors of our company.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of options and other matters relating to compensation. The primary duties of the remuneration committee include considering and approving the remuneration policies and structure for directors’ and senior management’s remuneration, considering and making recommendations to the Board regarding the remuneration packages of the directors and senior management, and considering and approving our employee share option scheme and any other incentive scheme as they apply to the executive directors, including determining the granting of options to executive directors. The remuneration committee also conducts performance review of the Chief Executive Officer and determines the Chief Executive Officer’s year-end bonus pursuant to the performance target contract entered into between the Board and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance review and determination of performance-based year-end bonuses for the other members of our management, which is subject to the review of the remuneration committee. In addition, the remuneration committee consults the Chairman of the Board on the remuneration proposals for other executive directors. As of April 20, 2012, the members of the remuneration committee are Mr. Cheung Wing Lam Linus (Chairman of the remuneration committee), Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin, all being independent non-executive directors of our company.

Nomination Committee

The nomination committee meets regularly to consider the nomination of our directors and senior management personnel. The primary duties of the nomination committee are to (i) review the structure, size and composition of the Board at least annually and make recommendations on any proposed changes to the Board; (ii) identify individuals suitably qualified to become Board members and select or make recommendations to the Board; (iii) assess the independence of independent non-executive directors; (iv) make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors; and (v) provide opinion to the Board on candidates nominated by our Chief Executive Officer to become our senior management personnel and on changes to our senior management personnel. As of April 20, 2012, the members of the nomination committee are Mr. Cai Hongbin (Chairman of the nomination committee), Mr. Chang Xiaobing, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson. Except for Mr. Chang Xiaobing, who is our Chairman and Chief Executive Officer, each of the members of the nomination committee is an independent non-executive director of our company.

D.	Employees

As of December 31, 2009, 2010 and 2011, we had a total number of 321,772, 310,030 and 297,210 employees, respectively. The employees as of December 31, 2011 are classified by function as follows:

By Function	Number of Employees

Employees	215,945
Management and administration	23,380
Sales and customer service	63,135
Product and Marketing	18,073
Network construction and maintenance	79,835
Support	26,675
Others	4,856
Temporary employees	81,256

Total	297,210

E.	Share Ownership

As of April 20, 2012, our directors who own shares in our company are listed as follows:

Name	Capacity and Nature	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial Owner (Personal)	400,000	0.0017%
Chung Shui Ming Timpson	Beneficial Owner (Personal)	6,000	0.0000%

Apart from those disclosed herein, as of April 20, 2012, our other directors as a group do not own any shares in our company.

As of April 20, 2012, our directors as a group hold options for 2,619,840 shares, or approximately 0.01% of our issued and outstanding share capital, including the following options granted under our share option scheme and special purpose share option scheme:

Name	Capacity and Nature	Number of Shares Covered(1)	Expiration Date	Exercise Price	Consideration Paid	Compensation for 2011
Directors						(RMB in thousands)

Chang Xiaobing	Beneficial Owner (Personal)	526,000 746,000	December 20, 2013(3) February 14, 2014(3)	HK$6.20 HK$6.35	HK$1.00 HK$1.00	995

Lu Yimin	—	—	—	—	—	984

Tong Jilu	Beneficial Owner (Personal)	92,000 460,000	July 19, 2013(3) February 14, 2014(3)	HK$5.92 HK$6.35	HK$1.00 HK$1.00	868

	Beneficial Owner (Spouse)	32,000 40,000	July 19, 2013(3) February 14, 2014(3)	HK$5.92 HK$6.35	HK$1.00 HK$1.00

Li Fushen	Beneficial Owner (Personal)	723,840	November 16, 2013(3)	HK$5.57	—	657

Cesareo Alierta Izuel	—	—	—	—	—	248

Cheung Wing Lam Linus	—	—	—	—	—	339

Wong Wai Ming	—	—	—	—	—	348

John Lawson Thornton	—	—	—	—	—	329

Chung Shui Ming Timpson	—	—	—	—	—	329

Cai Hongbin	—	—	—	—	—	335

Employees(2)
		8,956,000	May 20, 2013(3)	HK$4.30	HK$1.00
		40,900,000	July 19, 2013(3)	HK$5.92	HK$1.00
		128,000	December 20, 2013(3)	HK$6.20	HK$1.00
		150,310,000	February 14, 2014(3)	HK$6.35	HK$1.00
		99,637,850	November 16, 2013(3)	HK$5.57	HK$1.00
		88,929,468	December 5, 2013(3)	HK$8.26	HK$1.00

(1)	Each option gives the holder the right to subscribe for one share.

(2)

In 2009, the exercise periods of approximately 25,000,000 options were extended by one year by the Board pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those options were determined by the Board as “Transferred Personnel” under the terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those options were not exercisable due to a “Mandatory Moratorium” under the terms of the Share Option Scheme. Due to the “Mandatory Moratorium” continuing to be in force, the Board further extended the exercise periods of certain options by one year in each of March 2010, 2011 and 2012 under the terms of the Share Option Scheme. As of December 31, 2011, approximately 23,440,000 share options held by Transferred Personnel remained valid.

(3)

In each of March 2010, 2011 and 2012, the expiry dates for certain options were extended by one year by the Board pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those options were not exercisable due to a “Mandatory Moratorium”, which is still in force, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

Stock Incentive Schemes

Share Option Scheme. We adopted a share option scheme on June 1, 2000, and amended the scheme on each of May 13, 2002, May 11, 2007 and May 26, 2009. The amended scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the nominal value of the shares; (ii) the closing price of the shares on the HKSE on the grant date of such option; and (iii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of April 20, 2012, 202,190,000 options granted by us under the share option scheme were outstanding and held by two directors and approximately 2,800 of our employees. The share option scheme expired on June 21, 2010. Following the expiry of the share option scheme, no further option may be granted under the share option scheme, but the provisions of the share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the share option scheme. As of April 20, 2012, 4,310,000 options (with an exercise price of HK$15.42), 34,131,200 options (with an exercise price of HK$6.18), 92,398,800 options (with an exercise price of HK$4.3), 366,000 options (with an exercise price of HK$4.66), 67,084,000 options (with an exercise price of HK$5.92) and 10,652,000 options (with an exercise price of HK$6.35) had been exercised.

Special Purpose Share Option Scheme.    We also adopted a special purpose share option scheme on September 16, 2008, in connection with our merger with China Netcom and amended the scheme on May 26, 2009. The special purpose share option scheme provides for the grant of options to the optionholders of China Netcom, in consideration for the cancellation of their outstanding China Netcom options (whether vested or not) on October 14, 2008. There are two exercise periods for the options granted under the special purpose share option scheme, one of which commenced on October 15, 2008, and will end on November 16, 2013 (as extended by the Board), with an exercise price of HK$5.57 and the other commenced on October 15, 2008, and will end on December 5, 2013 (as extended by the Board), with an exercise price of HK$8.26. No amount was payable on acceptance of the grant of options under the special purpose share option scheme. As of April 20, 2012, 189,291,158 options granted under this scheme were outstanding and held by one director and approximately 690 of our employees. As of April 20, 2012, 265,408 options (with an exercise price of HK$5.57) granted under the Special Purpose Share Option Scheme had been exercised.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 20, 2012, our controlling shareholder, Unicom Group, through its 17.90% direct interest in Unicom BVI, 61.50% direct interest in the A Share Company (which in turn holds 82.10% of Unicom BVI) and 100% direct interest in Netcom BVI, indirectly and beneficially owned approximately 16.7 billion shares of Unicom, or 71.01% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group’s shares are held by the SASAC and a group of companies, most of which are state-owned enterprises in China. Shares beneficially owned by Unicom Group do not carry voting rights different from our other issued shares. In addition, Telefónica held 9.57% of our total outstanding shares.

As of April 20, 2012, most of our shareholders of record were located outside of the United States. In addition, as of April 20, 2012, there were approximately 52,106,177 ADSs outstanding, each representing 10 shares and together representing 2.21% of our total outstanding shares or 7.63% of our total outstanding shares not beneficially owned by our controlling shareholder.

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

In addition, before our merger with China Netcom, we had entered into a number of service arrangements with Unicom Group and/or its subsidiaries (other than us and our subsidiaries) with respect to the provision of ongoing telecommunications and ancillary services between Unicom Group and us. On October 26, 2006, we entered into a comprehensive services agreement with Unicom Group to record such related party transactions. In order to include CNC China as a party to the service arrangements and to facilitate our business and operations after our merger with China Netcom, Unicom Group and the A Share Company entered into a comprehensive services agreement on August 12, 2008, and the A Share Company, CUCL and CNC China entered into a transfer agreement on August 12, 2008, to amend the terms of the continuing related party transactions between us and Unicom Group in existence before our merger with China Netcom, with effect upon the completion of the merger. On October 29, 2010, CUCL and Unicom Group entered into the 2010 comprehensive services agreement to renew certain continuing related party transactions for a term of three years commencing on January 1, 2011 and expiring on December 31, 2013.

In January 2009, subsequent to our merger with China Netcom and the disposal of our CDMA business, we completed our acquisitions, through CUCL, of certain telecommunications business and assets from Unicom Group and Netcom Group, including the telecommunications business across 21 provinces in southern China.

2011 Acquisition

In December 2011, we completed our acquisitions through Broadband Online, a wholly-owned subsidiary of CUCL, of the entire equity interest in Unicom NewSpace from Unicom Group for a total cash consideration of RMB158 million. Unicom NewSpace primarily engages in mobile value-added business in China.

Continuing Related Party Transactions under the 2010 Comprehensive Services Agreement

Under the two-step approach described under “A. History and Development of the Company–Two-Step Voting Arrangements” of Item 4, the continuing transactions between CUCL and Unicom Group under the comprehensive services agreement entered into in 2006 were amended, or the amended comprehensive services agreement, effective upon the completion of our merger with China Netcom, with CNC China added as party to such transactions. In January 2009, CNC China merged into CUCL. Pursuant to the amended comprehensive services agreement, Unicom Group agreed to provide certain services to CUCL and CNC China, being the supply of telephone cards, the provision of equipment procurement services, interconnection arrangements, the mutual provision of premises, the provision of international telecommunications network gateway, the provision of operator-based value-added services, the provision of value-added telecommunications services, the provision of “10010/10011” customer services, the provision of agency services and the provision of engineering design and technical services, until December 31, 2010.

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

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities, provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of the leased international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service to the leased telecommunications facilities. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any leased telecommunications facilities, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the leased telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis. In 2011, the total charges paid by CUCL to Unicom Group amounted to approximately RMB307 million.

Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities belonging to CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges payable by CUCL or Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such rental charges will not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. In 2011, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB954 million and the rental charges paid by Unicom Group to CUCL was negligible.

Provision of Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis. In 2011, the total revenue allocated to Unicom Group in relation to value-added services amounted to approximately RMB51 million.

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

The service charges due to Unicom Group will be settled on a monthly basis. In 2011, the total charges paid by CUCL to Unicom Group amounted to approximately RMB227 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2011, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,728 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2011, the total charges paid by CUCL to Unicom Group amounted to approximately RMB1,174 million.

Provision of Comprehensive Support Services

Unicom Group and CUCL agree to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities which are provided under the paragraph headed “Provision of Telecommunications Resources Leasing” above), vehicle services, health and medical services, labor services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services).

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2011, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB171 million and the total services charges paid by Unicom Group to CUCL was RMB108 million.

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

In relation to the central business support services, CUCL will provide support services, such as billing and settlement services provided by the business support center and operational statistics reports. Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis. In 2011, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB177 million and the total services charges paid by Unicom Group to CUCL was negligible.

Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China

Under the two-step voting mechanism described in “A. History and Development of the Company–Two-Step Voting Arrangements” under Item 4, we completed our acquisitions, through CUCL, of certain telecommunications business and assets, including the telecommunications business across 21 provinces in southern China, from Unicom Group and Netcom Group pursuant to (1) an acquisition agreement entered into among Unicom Group, Netcom Group and the A Share Company on December 16, 2008, under which the A Share Company agreed to acquire the relevant business and assets and (2) a transfer agreement entered into between the A Share Company and CUCL on December 16, 2008, under which the A Share Company agreed to transfer all of its rights and obligations under the acquisition agreement to CUCL. In addition, in order to operate the fixed-line business in the 21 provinces in southern China, on December 16, 2008, CUCL entered into the initial network lease agreement with Unicom Group, Netcom Group and Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to lease on an exclusive basis the telecommunications networks in those provinces, which are held by Unicom New Horizon and are necessary for the operation of the fixed-line business in southern China. The initial network lease agreement expired at the end of 2010.

On October 29, 2010, CUCL entered into the 2011-2012 network lease agreement, with Unicom New Horizon, which became effective on January 1, 2011. The 2011-2012 network lease agreement is for an initial term of two years effective from January 1, 2011 and is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties. The annual lease fee payable by CUCL under the 2011-2012 network lease agreement for the years ending December 31, 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively. In connection with the 2011-2012 network lease agreement, Unicom New Horizon also granted CUCL an option, but not an obligation, to purchase the telecommunications networks leased in southern China. The purchase option may be exercised, at the discretion of CUCL, at any time during the term of the lease. No premium has been paid or will be payable by CUCL for such purchase option. In the event that CUCL elects to exercise this purchase option, the parties will discuss and negotiate the purchase price with reference to the appraised value of the telecommunications networks in southern China, which is to be determined in accordance with applicable laws of Hong Kong and China, after taking into account the prevailing market conditions and other factors. Under the 2011-2012 network lease agreement, CUCL is responsible for the ongoing cost and expenses incurred in respect of the maintenance and management which may arise from the use of the leased telecommunications networks in southern China. See “A. History and Development — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4.

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

The 2010 comprehensive services agreement provides that the determination of whether we or CUCL would constitute majority-owned subsidiaries of the Unicom Group shall be made in accordance with the PRC Enterprise Accounting Standards, as amended by the Ministry of Finance from time to time.

Trademark Agreement

Unicom Group is the registered owner of the Unicom trademark in English, the trademark bearing the Unicom logo and the trademark of the word “Unicom” in Chinese (“联通”), which are registered at the PRC State Trademark Bureau. Under a PRC trademark license agreement entered into on May 25, 2000 between Unicom Group and CUCL, CUCL and our affiliates were granted the right to use these trademarks on a royalty-free basis for an initial period of five years, renewable at the option of CUCL. Under the terms of this agreement, we and our affiliates are the exclusive licensees of these trademarks, provided that Unicom Group may also license these trademarks to any of its existing or future subsidiaries. Unicom Group also agreed to license to CUCL any trademark that it registers in China in the future that incorporates the word “Unicom.”

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

In 2011, the NDRC initiated an anti-monopoly investigation relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers. In response to the NDRC’s investigation, we (i) provided the NDRC with pricing, volume, turnover and other information relevant to our Internet access bandwidth leasing business with Internet service providers for the year 2010, (ii) conducted a comprehensive self-inspection of our operations and (iii) submitted to the NDRC a proposal for enhancement initiatives and an application for suspension of the NDRC’s investigation. Through our comprehensive self-inspection of our operations, we have identified room for improvement in pricing management and relatively wide pricing variation, in respect of our business relating to the Internet dedicated leased line access service provided by us to the Internet service providers. In addition, the quality of interconnection between us and other backbone network operators also requires further improvement. As of the date of this annual report, the NDRC has not informed us of any results or conclusions of the investigation.

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

Based on the Company’s financial position in 2011 and taking into account the development needs of the mobile and fixed-line broadband businesses, our board of directors recommended the payment of a final dividend of RMB0.10 per share for the year ended December 31, 2011, compared to RMB0.08 per share for the fiscal year ended December 31, 2010.

Item 9. The	Offer and Listing

Market Price Information

Our ADSs, each representing ten ordinary shares, are listed and traded on the NYSE. Our ordinary shares are listed and traded on the HKSE. The NYSE and the HKSE are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ordinary shares on the HKSE and of our ADSs on the NYSE since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2007	18.80	9.18	24.52	11.75
2008	19.58	8.53	25.07	10.27
2009	12.34	6.84	15.75	8.72
2010	12.16	8.31	15.54	10.58
2011	17.40	11.04	22.39	14.11

Quarterly:
First Quarter, 2010	10.40	8.31	13.41	10.58
Second Quarter, 2010	10.76	8.84	13.55	11.09
Third Quarter, 2010	12.16	9.96	15.54	12.55
Fourth Quarter, 2010	11.68	10.32	15.06	13.34
First Quarter, 2011	13.58	11.04	17.49	14.11
Second Quarter, 2011	17.36	13.40	22.08	17.26
Third Quarter, 2011	17.40	13.40	22.39	17.45
Fourth Quarter, 2011	16.80	14.58	21.70	19.12
First Quarter, 2012	16.78	14.26	21.58	16.33

Monthly:
October 2011	16.20	14.58	20.82	19.12
November 2011	16.80	15.76	21.61	19.86
December 2011	16.78	15.44	21.70	20.07
January 2012	16.78	14.20	21.58	18.23
February 2012	14.76	13.66	18.80	17.47
March 2012	14.26	12.86	18.47	16.33
April 2012 (through April 24, 2012)	13.50	12.70	17.37	16.32

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

In accordance with the HKSE Listing Rules, any such approval given by the shareholders must be limited to shares with aggregate nominal value not exceeding 20 per cent of the aggregate nominal value of our share capital in issue plus the aggregate nominal amount of share capital repurchased by us since the granting of such approval.

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

Annual General and Extraordinary General Meetings

We must hold in each year a general meeting as our annual general meeting in addition to any other meetings in that year. The annual general meeting is held at such time (within a period of not more than 15 months, or such longer period as the Registrar of Companies of Hong Kong may authorize in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the board of directors. All other general meetings are called extraordinary general meetings. The board of directors may call an extraordinary general meeting at any time or upon request in accordance with the Hong Kong Companies Ordinance.

Subject to the Companies Ordinance and the HKSE Listing Rules, an annual general meeting and a meeting called for the passing of a special resolution can be called by not less than 21 days’ notice in writing, and any other general meeting can be called by not less than 14 days’ notice in writing. The notice must specify the place, date and time of the meeting, and, in the case of special business, the general nature of that business. The HKSE Listing Rules provide that notice shall be given to shareholders at least 20 clear business days before an annual general meeting and at least ten clear business days before all other general meetings.

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

Taxation of Dividends

Under the PRC Enterprise Income Tax, or the EIT, Law and its implementing rules that became effective on January 1, 2008, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income, including dividends received from an enterprise that is domiciled in China. The PRC enterprise income tax with respect to such dividends is currently required to be withheld at the rate of 10%, unless there is an applicable tax treaty between China and the jurisdiction in which such non-resident enterprise resides that reduces or exempts the tax.

On April 22, 2009, the PRC State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Tax Residence Status of Chinese-Controlled Offshore-Incorporated Enterprises on the Basis of De Facto Management Bodies, or the 2009 Notice, which was retroactively effective as of January 1, 2008. Pursuant to the 2009 Notice, an enterprise incorporated under the laws of a jurisdiction outside China but controlled by a PRC enterprise or enterprise group may be determined to be a PRC resident enterprise with its de facto management bodies located within China for PRC tax purposes if certain criteria specified under the 2009 Notice are met. Under the 2009 Notice, dividends paid by such an off-shore incorporated enterprise are deemed to be PRC-sourced income and subject to PRC enterprise income tax. On November 11, 2010, we were notified by the SAT that we are determined to be a PRC resident enterprise since January 1, 2008 for PRC tax purposes. Accordingly, we are required to withhold the 10% EIT when we distribute dividends to our non-resident enterprise shareholders.

Accordingly, we will withhold the 10% EIT when we distribute our final dividend for the fiscal year ended December 31, 2011 in respect of the non-resident enterprise shareholders for PRC tax purposes whose names appear on our register of members as of the record date for such dividends, and who are not individuals, unless such non-individual shareholders are able to provide documents from the relevant PRC tax authorities confirming that we are not required to withhold the 10% EIT in respect of the dividends that such shareholders are entitled to, on the basis that dividend income between two PRC resident enterprises is exempted from enterprise income tax, subject to certain conditions, under the EIT Law. In addition, certain investors hold our shares or ADSs through custodians, nominees, corporate trustees or other intermediaries and the names of these investors do not appear on our register of members. Payments of dividends to such investors are also subject to the 10% EIT withholding. These investors should enquire about the relevant procedures with the relevant custodians, nominees, trustees or other intermediaries if they wish to change the identities of the shareholders on our register of members.

Taxation of Capital Gains

Under the PRC EIT Law and its implementing rules, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income, but there remain substantial uncertainties as to their interpretation and application by the relevant PRC tax authorities. We intend to comply with any interpretation or notice in relation to the taxation of capital gains issued by the PRC tax authorities in the future.

Additional PRC Tax Considerations

Stamp duty. Under the Provisional Regulations of the PRC Concerning Stamp Duty and its implementing rules, both of which became effective on October 1, 1988, PRC stamp duty should not apply to acquisitions or dispositions of our ordinary shares or ADSs outside of China as the PRC stamp duty is imposed only on documents executed or received within China that are legally binding in China and protected under PRC law.

Estate tax. China does not currently levy estate tax.

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

United States

United States Federal Income Taxation

This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs that are a hedge or as part of a straddle or a conversion transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

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

However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and China. Under that treaty, if PRC tax were to be imposed on any gain from the disposition of your shares or ADSs (as discussed above in “People’s Republic of China — Taxation of Capital Gains”), the gain may be treated as PRC source income. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

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

Interest Rate Risk

The People’s Bank of China has the sole authority in China to establish the official interest rates for Renminbi-denominated loans. Financial institutions in China set their effective interest rates within the range established by the People’s Bank of China. Interest rates and payment methods in China on loans denominated in foreign currencies are set by the financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors. The fair value of our borrowings is approximately the same as the carrying value. These bank loans, denominated in Renminbi, are mainly borrowed from domestic banks at interest rates that vary in accordance with the standard guidance interest rates announced by relevant PRC Government authorities.

We are subject to risks arising from interest-bearing borrowings, including bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and related party loans. The majority of our interest-bearing borrowings are loans from banks in China, the majority of which bear fixed interest rates. A rise in interest rates will increase the cost of new borrowings and interest expenses of outstanding floating rate debt. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these instruments, and, therefore, could have a material adverse effect on our financial position. To mitigate our exposure to interest rate risks in connection with our borrowings denominated in foreign currencies, we may enter into designed interest rate swap agreements from time to time in the future.

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, including short-term and long-term debt obligations and convertible bonds, as well as the expected maturity profile of such instruments as of December 31, 2011.

	Expected Maturity							As of December 31, 2011
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Fixed rate	1,000	-	-	-	-	-	1,000	1,000
Average rate (1)	2.28%	-	-	-	-	-	-	-
Variable rate	16,810	800	-	-	-	-	17,610	17,600
Average rate	6.10%	5.65%	-	-	-	-	-	-

HK dollar-denominated loans
Variable rate	16,668	-	-	-	-	-	16,668	16,668
Average rate	1.86%	-	-	-	-	-	-	-

U.S. dollar-denominated loans
Fixed rate	23	24	27	24	29	284	411	291
Average rate	0.34%	0.33%	0.31%	0.30%	0.28%	0.09%	-	-

Euro-denominated loans
Fixed rate	27	24	24	24	24	101	223	194
Average rate	2.20%	2.19%	2.17%	2.15%	2.12%	1.51%	-	-

RMB-denominated commercial papers
Fixed rate	38,000	-	-	-	-	-	38,000	38,000
Average rate	5.12%	-	-	-	-	-	-	-

RMB-denominated promissory notes
Fixed rate	-	15,000	-	-	-	-	15,000	14,882
Average rate	3.39%	3.39%	-	-	-	-	-	-

RMB-denominated corporate bonds
Fixed rate	-	5,000	-	-	-	2,000	7,000	7,123
Average rate	5.06%	5.06%	4.50%	4.50%	4.50%	4.50%	-	-

U.S. dollar-denominated convertible bonds
Fixed rate	-	-	-	11,564	-	-	11,564	11,118
Average rate	1.90%	1.90%	1.90%	1.90%	-	-	-	-

U.S. dollar-denominated finance lease
Fixed rate	80	-	-	-	-	-	80	78
Average rate	2.51%	-	-	-	-	-	-	-

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2011.

For the year ended December 31, 2011, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables were held constant, our interest expenses would have increased/decreased by approximately RMB135 million (2010: approximately RMB27 million; 2009: approximately RMB3 million).

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

The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term bank deposits, short-term and long-term debt obligations, convertible bonds and capital commitments as of December 31, 2011 and the expected maturity profile of these debt obligations and capital commitments.

	Expected Maturity							As of December 31, 2011
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents
U.S. dollars	282	-	-	-	-	-	282	282
HK dollars	333	-	-	-	-	-	333	333
Japanese yen	1	-	-	-	-	-	1	1
Euro dollars	114	-	-	-	-	-	114	114
GBP	4	-	-	-	-	-	4	4
Singapore dollars	1	-	-	-	-	-	1	1
Short-term bank deposits
U.S. dollars	186	-	-	-	-	-	186	186
HK dollars	53	-	-	-	-	-	53	53
Liabilities:
U.S. dollar-denominated loans	23	24	27	24	29	284	411	291
Euro-denominated loans	27	24	24	24	24	101	223	194
HK dollar-denominated loans	16,668	-	-	-	-	-	16,668	16,668
U.S. dollar-denominated convertible bonds	-	-	-	11,564	-	-	11,564	11,118
U.S. dollar-denominated finance lease	80	-	-	-	-	-	80	78
Off-balance sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	-	-	-	-	-	-	-	-

If the RMB had strengthened/weakened by 10% against the foreign currencies, relative to December 31, 2011, primarily with respect to U.S. dollars, HK dollars and Euro, while all other variables were held constant, we would have recognized additional exchange gains/losses of approximately RMB2.75 billion (2010: exchange losses/gains of approximately RMB1.29 billion; 2009: exchange losses/gains of approximately RMB1.03 billion) for foreign currencies-denominated cash and cash equivalents, short-term bank deposits, borrowings, convertible bonds and other obligations under finance lease included in other obligations.

Risk Relating to Financial Assets at Fair Value through Other Comprehensive Income

The investments we hold are classified in the consolidated balance sheet as financial assets at fair value through other comprehensive income. These investments are subject to equity price risk, which results primarily from changes in the level or volatility of underlying equity prices. One of our significant investments is denominated in Euro and the fair value of such investment is also subject to risks associated with fluctuations of foreign exchange rate between Euro and Renminbi (our functional currency). If either (i) the share price of our invested equity securities (in Euro) had increased/decreased by 10% or (ii) the exchange rate between Euro and Renminbi had changed by 10%, in each case, relative to December 31, 2011, while the other variable is held constant, we would have recorded additional change in fair value of approximately RMB512.78 million, net of tax, in our investment revaluation reserve. As of April 20, 2012, the change in the foreign exchange rate between Euro and Renminbi and, to a lesser extent, the change of the underlying equity price denominated in Euro resulted in a depreciation of the fair value of our relevant investment by approximately 6% from December 31, 2011. If Euro-related uncertainty remains, we may suffer from further loss in the fair value of our investments denominated in Euro and our financial condition may be materially adversely affected.

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

From January 1, 2011 to December 31, 2011, we received from the Bank of New York Mellon a total of US$246,405, net of withholding tax, reimbursement for the expenses we incurred, including but not limited to, annual stock exchange listing fee, investor relations reimbursement, non-standard out-of-pocket maintenance costs for the ADR, charges incurred in connection with services provided for by third party vendors, charges and out-of-pocket expenses for the servicing of non-registered holders. The Bank of New York Mellon also waived certain costs of US$132,153 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered shareholders. In addition, the Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain limits and conditions.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2011, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

As of December 31, 2011, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2011 was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2011, has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report appearing on page F2.

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

Item 16C.  Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for audit services, audit-related services, tax services and other services for each of the fiscal years 2010 and 2011:

	For the Year Ended December 31,
	2010	2011
	(in RMB thousands)
Audit services	67,700	67,000
Audit-related services	2,154	180
Tax services	223	350
Other	401	370

Total	70,478	67,900

Audit services include the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and its subsidiaries. Audit services in 2010 and 2011 also include audit work in connection with the audit of the Company’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. They also include performing agreed-upon procedures on quarterly financial statements and pre-issuance reviews of interim financial statements.

Audit-related services include other assurance and related services that can be reasonably provided by the independent auditor. In 2011, audit-related services mainly include professional services in relation to the issuance of the commercial papers.

Tax services include the assistance with compliance and filing of income taxes.

Other services include translation service and providing the Company with access to an online database of global financial reporting literature regarding new pronouncements and guidance.

Audit Committee’s Pre-approval Policies and Procedures

The Audit Committee of our Board of Directors is responsible for, among other things, the oversight of the external auditor subject to the requirements of the Hong Kong Companies Ordinance and our Articles of Association. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services to be provided by our independent accountants. Under the policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services; or (ii) require the specific pre-approval of the Audit Committee. General approval applies to services of a recurring and predictable nature. These types of services, once approved by the Audit Committee, will not require further approval in the future. Specific pre-approval applies to all other services, which must be approved by the Audit Committee on a case-by-case basis after an application, including proposed budget and scope of services to be provided by our independent auditors, is submitted to the Audit Committee.

Our Audit Committee pre-approved all audit and non-audit services performed by our principal accountant for the years ended December 31, 2010 and 2011.

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

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors on its board of directors. As a listed company in Hong Kong, we are subject to the requirement under the HKSE Listing Rules that at least three members of our board of directors, who constitute at least one-third of the board of directors, be independent as determined under the HKSE Listing Rules. The standards for establishing independence under the HKSE Listing Rules differ from those set forth in the NYSE Listed Company Manual. We currently have five independent directors out of a total of ten directors.

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

Section 303A.04 of the NYSE Listed Company Manual provides that (i) a listed company must have a nominating/corporate governance committee that consists entirely of independent directors and (ii) the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee’s purpose and responsibilities, which shall include, among others, the development and recommendation of corporate governance guidelines to the board of directors. The HKSE Listing Rules also contain a code provision that the listed companies should establish a nomination committee which consists of a majority of independent non-executive directors. We established a nomination committee in August 2011 with a written charter that specifies its duties and authorities. In addition, our board of directors is directly in charge of developing our corporate governance guidelines.

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

Item 16H.  Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association of Unicom, dated January 27, 2000.(1)
1.2	Amended Articles of Association of Unicom (as amended on September 16, 2008).(12)
1.3	Amended Articles of Association of Unicom (as amended on May 24, 2011).(14)
2.1

Deposit Agreement, among Unicom, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.2	Form of specimen certificate for the shares.(1)

Exhibit Number	Description of Exhibit

4.1	Reorganization Agreement between Unicom Group and CUCL, dated April 21, 2000 (together with English translation).(1)
4.2	Equity Transfer Agreement among Unicom Group, Unicom HK, Unicom BVI and Unicom, dated April 21, 2000.(1)
4.3	Trademark License Agreement between Unicom Group and CUCL, dated May 25, 2000 (together with English translation).(1)
4.4	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging, dated August 1, 2001 (together with English translation).(1)
4.5	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation) (3)
4.6	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New Century, dated November 20, 2002. (English translation) (3)
4.7	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation) (4)
4.8	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New World, dated November 20, 2003. (English translation) (4)
4.9	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004.(5)
4.10	Subscription Agreement between Unicom and SK Telecom, dated June 20, 2006.(6)
4.11	CDMA Network Capacity Lease Agreement among Unicom New Horizon, the A Share Company and Unicom Group, dated October 26, 2006.(7)
4.12	Transfer Agreement of the CDMA Network Capacity Lease Agreement between the A Share Company and CUCL, dated October 26, 2006. (English translation)(7)
4.13	Asset Transfer Agreement between CUCL and Unicom Group in connection with the acquisition of Unicom Guizhou, dated November 16, 2007. (English translation)(8)
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

4.20	Assets and Liabilities Transfer Agreement between CNC China and Netcom Group, dated June 23, 2004. (English translation)(10)

Exhibit Number	Description of Exhibit

4.21	Asset Injection Agreement among Netcom Group, Netcom BVI, CNC China and China Netcom, dated June 29, 2004. (English translation)(10)
4.22	Letter of Undertakings by Netcom Group, dated September 5, 2005. (English translation)(10)
4.23	Restructuring Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)
4.24	Non-Competition Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)
4.25	Trademark Licensing Agreement among CNC China, Netcom Group and China Netcom, dated October 8, 2004. (English translation)(10)
4.26	Conditional Sale and Purchase Agreement among China Netcom, Netcom BVI and Netcom Group, relating to the acquisition of CNC New Horizon BVI, dated September 12, 2005.(12)
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

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009.(12)
4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009.(12)
4.51	Subscription Agreement between China Unicom (Hong Kong) Limited and Telefónica, dated September 6, 2009. (13)
4.52	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009.(13)
4.53	Irrevocable Offer by SK Telecom, dated September 25, 2009.(13)
4.54	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009.(13)
4.55	Share Repurchase Agreement, dated November 3, 2009.(13)
4.56	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009.(13)
4.57	2011-2012 Network Lease Agreement between Unicom New Horizon and CUCL, dated October 29, 2010. (English translation)(14)
4.58	2011-2013 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 29, 2010. (English translation) (14)
4.59	Agreement to Enhance the Strategic Alliance between China Unicom (Hong Kong) Limited and Telefónica, dated January 23, 2011.(14)
8.1	List of our significant subsidiaries.*
11.1	Code of Ethics for Senior Officers.(4)
11.2	Employee Code of Ethics. (English translation)(6)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).*
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).*
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).*

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

(10)	Incorporated by reference to China Netcom’s Registration Statement on Form F-1 (File No. 333-119786) filed with the SEC in connection with its initial public offering in November 2004.

(11)	Incorporated by reference to China Netcom’s Annual Report on Form 20-F (File No. 1-32332) for the year ended December 31, 2007.

(12)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2008.

(13)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2009.

(14)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2010.

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 25, 2012

CHINA UNICOM (HONG KONG) LIMITED

By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA UNICOM (HONG KONG) LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of China Unicom (Hong Kong) Limited and its subsidiaries (together, the “Group”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2.2 (d) to the consolidated financial statements, upon the adoption of amended International/Hong Kong Financial Reporting Standard 1 “First-time Adoption of International/Hong Kong Financial Reporting Standards”, the Group changed its accounting policy to measure all of its property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses retrospectively.

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

/s/ PricewaterhouseCoopers

Hong Kong

April 25, 2012

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in Renminbi (“RMB”) millions)

		As of January 1	As of December 31
	Note	2010 As restated (Note 2.2)	2010 As restated (Note 2.2)	2011	2011
		RMB	RMB	RMB	US$

ASSETS
Non-current assets
Property, plant and equipment	6	350,976	365,654	381,859	60,671
Lease prepayments	7	7,729	7,607	7,657	1,217
Goodwill	8	2,771	2,771	2,771	440
Deferred income tax assets	9	5,258	4,940	5,091	809
Financial assets at fair value through other comprehensive income	10	7,977	6,214	6,951	1,104
Other assets	12	11,597	11,756	13,101	2,082

		386,308	398,942	417,430	66,323

Current assets
Inventories and consumables	13	2,412	3,728	4,651	739
Accounts receivable	14	8,835	9,304	11,412	1,814
Prepayments and other current assets	15	4,253	5,115	6,127	973
Amounts due from related parties	40.1	54	49	22	3
Amounts due from domestic carriers	40.2	1,134	1,261	1,181	188
Proceeds receivable for disposal of the CDMA business		5,121	-	-	-
Short-term bank deposits	16	996	273	304	48
Cash and cash equivalents	17	7,895	22,597	15,106	2,400

		30,700	42,327	38,803	6,165

Total assets		417,008	441,269	456,233	72,488

EQUITY
Equity attributable to owners of the parent
Share capital	18	2,310	2,310	2,311	367
Share premium	18	173,435	173,436	173,472	27,562
Reserves	19	(18,065)	(18,200)	(20,016)	(3,180)
Retained profits
- Proposed final dividend	37	3,770	1,885	2,356	374
- Others		44,985	46,230	47,775	7,591

		206,435	205,661	205,898	32,714

Non-controlling interests		2	-	-	-

Total equity		206,437	205,661	205,898	32,714

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(All amounts in RMB millions)

		As of January 1	As of December 31
	Note	2010 As restated (Note 2.2)	2010 As restated (Note 2.2)	2011	2011
		RMB	RMB	RMB	US$

LIABILITIES
Non-current liabilities
Long-term bank loans	20	759	1,462	1,384	220
Promissory notes	21	-	15,000	15,000	2,383
Convertible bonds	22	-	11,558	11,118	1,766
Corporate bonds	23	7,000	7,000	7,000	1,112
Deferred income tax liabilities	9	245	22	17	3
Deferred revenue		2,562	2,171	1,801	286
Other obligations	24	187	162	88	15

		10,753	37,375	36,408	5,785

Current liabilities
Accounts payable and accrued liabilities	25	104,096	97,666	95,252	15,134
Taxes payable		908	1,483	1,232	196
Amounts due to ultimate holding company	40.1	308	229	342	54
Amounts due to related parties	40.1	5,410	5,180	5,707	907
Amounts due to domestic carriers	40.2	1,136	873	1,344	214
Payables in relation to disposal of the CDMA business		7	-	-	-
Commercial papers	26	-	23,000	38,000	6,038
Short-term bank loans	27	63,909	36,727	32,322	5,135
Current portion of long-term bank loans	20	62	58	50	8
Dividend payable		331	431	488	78
Current portion of deferred revenue		1,397	1,042	882	140
Current portion of other obligations	24	2,534	2,637	2,586	411
Advances from customers		19,720	28,907	35,722	5,674

		199,818	198,233	213,927	33,989

Total liabilities		210,571	235,608	250,335	39,774

Total equity and liabilities		417,008	441,269	456,233	72,488

Net current liabilities		(169,118)	(155,906)	(175,124)	(27,824)

Total assets less current liabilities		217,190	243,036	242,306	38,499

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in RMB millions, except per share data)

		Year ended December 31
	Note	2009 As restated (Note 2.2)	2010 As restated (Note 2.2)	2011	2011
		RMB	RMB	RMB	US$

Revenue	5,28,40	154,026	171,370	209,167	33,233

Interconnection charges		(12,955)	(13,727)	(16,380)	(2,603)
Depreciation and amortization		(47,745)	(54,654)	(58,021)	(9,219)
Networks, operations and support expenses	29,43	(23,740)	(26,387)	(29,449)	(4,679)
Employee benefit expenses	30	(21,947)	(23,348)	(26,601)	(4,226)
Costs of telecommunications products sold	31,43	(2,689)	(10,688)	(29,739)	(4,725)
Other operating expenses	32	(34,051)	(37,597)	(43,586)	(6,925)
Finance costs	33	(1,036)	(1,749)	(1,474)	(234)
Interest income		92	143	230	37
Realized gain on changes in fair value of derivative financial instrument	34	1,239	-	-	-
Other income - net	35	962	1,221	1,451	230

Income before income tax		12,156	4,584	5,598	889
Income tax expenses	9	(2,692)	(883)	(1,371)	(217)

Net income		9,464	3,701	4,227	672

Attributable to:
Owners of the parent		9,464	3,701	4,227	672
Non-controlling interests		-	-	-	-

		9,464	3,701	4,227	672

Earnings per share for income attributable to owners of the parent during the year

Basic earnings per share (RMB)	38	0.40	0.16	0.18	0.03

Diluted earnings per share (RMB)	38	0.40	0.16	0.18	0.03

Earnings per ADS for income attributable to owners of the parent during the year

Basic earnings per ADS (RMB)	38	3.98	1.57	1.79	0.29

Diluted earnings per ADS (RMB)	38	3.96	1.56	1.78	0.28

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended December 31
	2009 As restated (Note 2.2)	2010 As restated (Note 2.2)	2011	2011
	RMB	RMB	RMB	US$

Net income	9,464	3,701	4,227	672

Other comprehensive loss:
Changes in fair value of financial assets through other comprehensive income	(71)	(1,777)	(2,629)	(418)
Tax effect on changes in fair value of financial assets through other comprehensive income	33	437	656	104

Changes in fair value of financial assets through other comprehensive income, net of tax	(38)	(1,340)	(1,973)	(314)
Currency translation differences	-	6	(17)	(3)

Other comprehensive loss for the year, net of tax	(38)	(1,334)	(1,990)	(317)

Total comprehensive income for the year	9,426	2,367	2,237	355

Total comprehensive income attributable to:
Owners of the parent	9,426	2,367	2,237	355
Non-controlling interests	-	-	-	-

	9,426	2,367	2,237	355

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in RMB millions)

	Attributable to owners of the parent
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available-for- sale fair value reserve	Investment revaluation reserve	Statutory reserves	Other reserve	Retained profits	Total	Non-controlling interests	Total equity

Balance at January 1, 2009 (As previously reported)	2,329	166,784	-	540	161	44	-	22,992	(49,695)	54,076	197,231	2	197,233

Adjusted for 2011 Business Combination under common control (Note 2.2(a))	-	-	-	-	-	-	-	8	121	(31)	98	-	98
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 2.2 (d) (I) (i))	-	-	-	-	(161)	-	-	-	-	125	(36)	-	(36)
Adjusted upon early adoption of IFRS/HKFRS 9 (Note 2.2 (d) (I) (ii))	-	-	-	-	-	(44)	44	-	-	-	-	-	-

Balance at January 1, 2009 (As restated)	2,329	166,784	-	540	-	-	44	23,000	(49,574)	54,170	197,293	2	197,295
Total comprehensive (loss)/income for the year	-	-	-	-	-	-	(38)	-	-	9,464	9,426	-	9,426
Transfer of profit of entities under common control to Unicom Group in relation to 2009 Business Combination	-	-	-	-	-	-	-	-	-	(64)	(64)	-	(64)
Transfer of assets and liabilities under common control to Unicom Group in relation to 2009 Business Combination	-	-	-	-	-	-	-	-	10,494	-	10,494	-	10,494
Consideration for 2009 Business Combination under common control (Note 1)	-	-	-	-	-	-	-	-	(3,896)	-	(3,896)	-	(3,896)
Transfer to statutory reserves	-	-	-	-	-	-	-	490	-	(490)	-	-	-
Appropriation to statutory reserves	-	-	-	-	-	-	-	769	-	(769)	-	-	-
Equity-settled share option schemes:							-
-Value of employee services	-	-	-	27	-	-	-	-	-	-	27	-	27
Issuance of shares for mutual investment by the Company and Telefónica (Note 34)	60	6,651	-	-	-	-	-	-	-	-	6,711	-	6,711
Off-market share repurchase (Note a)	(79)	-	79	-	-	-	-	-	-	(8,802)	(8,802)	-	(8,802)
Dividends relating to 2008 (Note 37)	-	-	-	-	-	-	-	-	-	(4,754)	(4,754)	-	(4,754)

Balance at December 31, 2009 (As restated)	2,310	173,435	79	567	-	-	6	24,259	(42,976)	48,755	206,435	2	206,437

Note (a):

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

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in RMB millions)

	Attributable to owners of the parent

	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available-for- sale fair value reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total	Non- controlling interests	Total equity
Balance at January 1 2010 (As previously reported)	2,310	173,435	79	567	106	6	-	24,251	-	(43,097)	48,808	206,465	2	206,467
Adjusted for 2011 Business Combination under common control (Note 2.2(a))	-	-	-	-	-	-	-	8	-	121	(6)	123	-	123
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 2.2 (d) (I) (i))	-	-	-	-	(106)	-	-	-	-	-	(47)	(153)	-	(153)
Adjusted upon early adoption of IFRS/HKFRS 9 (Note 2.2 (d) (I) (ii))	-	-	-	-	-	(6)	6	-	-	-	-	-	-	-

Balance at January 1, 2010 (As restated)	2,310	173,435	79	567	-	-	6	24,259	-	(42,976)	48,755	206,435	2	206,437
Total comprehensive (loss)/income for the year	-	-	-	-	-	-	(1,340)	-	-	6	3,701	2,367	-	2,367
Transfer to statutory reserves	-	-	-	-	-	-	-	192	-	-	(192)	-	-	-
Appropriation to statutory reserves	-	-	-	-	-	-	-	379	-	-	(379)	-	-	-
Equity-settled share option schemes
-Value of employee services	-	-	-	56	-	-	-	-	-	-	-	56	-	56
-Issuance of shares upon exercise of options	-	1	-	-	-	-	-	-	-	-	-	1	-	1
Issuance of convertible bonds (Note 22)	-	-	-	-	-	-	-	-	572	-	-	572	-	572
Dividends relating to 2009 (Note 37)	-	-	-	-	-	-	-	-	-	-	(3,770)	(3,770)	-	(3,770)
Disposal of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(2)	(2)

Balance at December 31, 2010 (As restated)	2,310	173,436	79	623	-	-	(1,334)	24,830	572	(42,970)	48,115	205,661	-	205,661

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

(All amounts in RMB millions)

	Attributable to owners of the parent
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available-for- sale fair value reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total equity
Balance at January 1, 2011 (As previously reported)	2,310	173,436	79	623	56	(1,334)	-	24,822	572	(43,091)	48,368	205,841
Adjusted for 2011 Business Combination under common control (Note 2.2(a))	-	-	-	-	-	-	-	8	-	121	15	144
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 2.2 (d) (I) (i))	-	-	-	-	(56)	-	-	-	-	-	(268)	(324)
Adjusted upon early adoption of IFRS/HKFRS 9 (Note 2.2 (d) (I) (ii))	-	-	-	-	-	1,334	(1,334)	-	-	-	-	-

Balance at January 1, 2011 (As restated)	2,310	173,436	79	623	-	-	(1,334)	24,830	572	(42,970)	48,115	205,661
Total comprehensive (loss)/income for the year	-	-	-	-	-	-	(1,973)	-	-	(17)	4,227	2,237
Consideration for 2011 Business Combination under common control	-	-	-	-	-	-	-	(5)	-	(121)	(32)	(158)
Transfer of profits of entity under common control to Unicom Group in relation to 2011 Business Combination	-	-	-	-	-	-	-	-	-	-	(9)	(9)
Transfer to statutory reserves	-	-	-	-	-	-	-	15	-	-	(15)	-
Appropriation to statutory reserves	-	-	-	-	-	-	-	271	-	-	(271)	-
Equity-settled share option schemes:
-Value of employee services	-	-	-	17	-	-	-	-	-	-	-	17
-Issuance of shares upon exercise of options	1	36	-	(2)	-	-	-	-	-	-	-	35
-Transfer between reserves upon lapsing of options	-	-	-	(1)	-	-	-	-	-	-	1	-
Dividends relating to 2010 (Note 37)	-	-	-	-	-	-	-	-	-	-	(1,885)	(1,885)

Balance at December 31, 2011	2,311	173,472	79	637	-	-	(3,307)	25,111	572	(43,108)	50,131	205,898

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in RMB millions)

		Year ended December 31
	Note	2009 As restated (Note 2.2)	2010 As restated (Note 2.2)	2011	2011
		RMB	RMB	RMB	US$

Cash flows from operating activities
Cash generated from operations	(a)	63,991	69,296	70,362	11,179
Interest received		94	149	230	37
Interest paid		(1,681)	(2,025)	(3,205)	(509)
Income tax paid		(4,672)	(1,044)	(896)	(142)

Net cash inflow from operating activities		57,732	66,376	66,491	10,565

Cash flows from investing activities
Purchase of property, plant and equipment		(78,132)	(75,557)	(77,861)	(12,371)
Proceeds from disposal of property, plant and equipment and other assets		611	375	1,431	227
Dividends received from financial assets at fair value through other comprehensive income		177	416	816	130
Consideration for purchase of entities and businesses under common control		(3,896)	-	-	-
Payment for investment in Telefónica S.A.		-	-	(3,367)	(535)
(Increase)/decrease short-term bank deposits		(659)	723	(31)	(5)
Purchase of other assets		(3,411)	(2,576)	(3,958)	(629)

Net cash outflow from investing activities of continuing operations		(85,310)	(76,619)	(82,970)	(13,183)
Net cash (outflow)/inflow from investing activities of discontinued operations in relation to disposal of CDMA business	(b)	(5,039)	5,121	-	-

Net cash outflow from investing activities		(90,349)	(71,498)	(82,970)	(13,183)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(All amounts in RMB millions)

		Year ended December 31
		2009	2010
	Note	As restated (Note 2.2)	As restated (Note 2.2)	2011	2011
		RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from exercise of share options		-	-	35	6
Proceeds from commercial papers		-	22,928	61,867	9,830
Proceeds from short-term bank loans		96,204	114,182	55,242	8,777
Proceeds from long-term bank loans		-	800	-	-
Proceeds from related party loans		2,114	-	219	35
Proceeds from issuance of promissory notes		-	14,954	-	-
Proceeds from issuance of convertible bonds		-	12,145	-	-
Repayment of commercial papers		(10,000)	-	(47,000)	(7,468)
Repayment of short-term bank loans		(43,075)	(141,364)	(59,132)	(9,395)
Repayment of long-term bank loans		(1,406)	(51)	(43)	(7)
Repayment of capital element of finance lease		-	(36)	(130)	(21)
Payment of prior year profit transfer		(266)	(64)	-	-
Consideration for off-market share repurchase		(8,802)	-	-	-
Dividends paid to owners of the parent	37	(4,572)	(3,670)	(2,070)	(329)

Net cash inflow from financing activities		30,197	19,824	8,988	1,428

Net (decrease)/increase in cash and cash equivalents		(2,420)	14,702	(7,491)	(1,190)
Cash and cash equivalents, beginning of year		10,315	7,895	22,597	3,590

Cash and cash equivalents, end of year	17	7,895	22,597	15,106	2,400

Analysis of the balances of cash and cash equivalents:

Cash balances		7	6	6	1
Bank balances		7,888	22,591	15,100	2,399

		7,895	22,597	15,106	2,400

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

(All amounts in RMB millions)

(a)  The reconciliation of income before income tax to cash generated from operations is as follows:

	Year ended December 31
	2009	2010
	As restated (Note 2.2)	As restated (Note 2.2)	2011	2011
	RMB	RMB	RMB	US$

Income before income tax	12,156	4,584	5,598	889
Adjustments for:				-
Depreciation and amortization	47,745	54,654	58,021	9,219
Interest income	(92)	(143)	(230)	(37)
Finance costs	828	1,736	1,266	201
Gain on disposal of property, plant and equipment and other assets	(90)	(5)	(429)	(68)
Gain on non-monetary assets exchange	(38)	(10)	-	-
Share-based compensation costs	27	56	17	3
Provision for doubtful debts	2,355	2,583	2,645	420
Realized gain on changes in fair value of derivative financial instruments	(1,239)	-	-	-
Dividends from financial assets at fair value through other comprehensive income	(215)	(485)	(867)	(138)

Changes in working capital:
Increase in accounts receivable	(1,791)	(3,051)	(4,753)	(755)
Increase in inventories and consumables	(1,320)	(1,316)	(923)	(147)
(Increase)/decrease in other assets	(125)	755	230	37
Increase in prepayments and other current assets	(1,540)	(868)	(1,004)	(160)
Decrease in amounts due from related parties	75	3	27	4
(Increase)/decrease in amounts due from domestic carriers	(160)	(127)	80	13
Increase in accounts payable and accrued liabilities	3,392	1,619	3,574	568
Increase in taxes payable	1,183	1,331	13	2
Increase in advances from customers	4,806	9,187	6,815	1,083
Decrease in deferred revenue	(1,639)	(746)	(530)	(84)
Decrease in other obligations	(2,101)	-	-	-
Increase/(decrease) in amounts due to ultimate holding company	413	(79)	(45)	(7)
Increase/(decrease) in amounts due to related parties	1,942	(112)	386	61
Increase/(decrease) in amounts due to domestic carriers	180	(263)	471	75
Decrease in payables in relation to disposal of the CDMA business	(761)	(7)	-	-

Cash generated from operations	63,991	69,296	70,362	11,179

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

(All amounts in RMB millions)

(b)	The net cash outflow of approximately RMB5,039 million for discontinued operations for the year ended December 31, 2009 represents the income tax paid on the gain on disposal of the CDMA business in 2008 and related professional service fees paid totaling RMB9,329 million, offset by proceeds received of approximately RMB4,290 million from the disposal of the CDMA business.

In addition, for the year ended December 31, 2009, proceeds receivable from disposal of the CDMA business of approximately RMB3,729 million was offset against payables in relation to disposal of the CDMA business in accordance with a settlement agreement entered into in 2009.

For the year ended December 31, 2010, the Group received the remaining proceeds of approximately RMB5,121 million in relation to disposal of the CDMA business.

(c)	Major non-cash transactions:

On October 21, 2009, the Company and Telefónica S.A. (“Telefónica”) completed the mutual investment of the equivalent of USD1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HKD11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of Euro17.24 each to the Company. Please refer to Note 34 for details.

CHINA UNICOM (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activities of the Company are investment holding. After disposal of the CDMA business to China Telecom Corporation Limited (“China Telecom”) on October 1, 2008, the merger with China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) on October 15, 2008 and the launch of WCDMA mobile business on October 1, 2009, the principal activities of Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the “Mobile business”, the services aforementioned other than the Mobile business is hereinafter collectively referred to as the “Fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited (“SEHK”) on June 22, 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on June 21, 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Netcom Group Corporation (BVI) Limited (“Netcom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on December 31, 2001, with its A shares listed on the Shanghai Stock Exchange on October 9, 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Netcom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)

(a)	Acquisition of China Unicom NewSpace Limited (hereinafter referred to as the “2011 Business Combination”)

On December 1, 2011, China Unicom Broadband Online Limited Corporation (“Broadband Online”, a wholly-owned subsidiary of China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company)) entered into an equity interest transfer agreement with Unicom Group, pursuant to which Broadband Online agreed to acquire the entire equity interest of China Unicom NewSpace Limited (“Unicom NewSpace”) from Unicom Group for a total cash consideration of RMB158 million. The acquisition was completed on December 1, 2011.

(b)	Acquisitions of certain assets and businesses from Unicom Group and China Network Communications Group Corporation (“Netcom Group”) in 2009

On January 31, 2009, CUCL completed the acquisition from Unicom Group and Netcom Group (merge with Unicom Group on January 6, 2009) of (i) the fixed-line business, but not the underlying telecommunications networks, across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the “Fixed-line Business in Southern China”) and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries (“Target Assets”); (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited (“Unicom Xingye”) owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute Company Limited (“CITDCI”) owned by Unicom Group and (v) a 100% equity interest in New Guoxin Telecom Corporation of China Unicom (“New Guoxin”) owned by Unicom Group at a consideration of approximately RMB4.43 billion. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the “Target Business” and the acquisition of the Target Business is referred to as the “2009 Business Combination”.

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)

(c)	Lease of telecommunications networks in Southern China from Unicom New Horizon Mobile Telecommunications Company Limited in 2009

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

(d)	Merger between CUCL and China Netcom (Group) Company Limited in 2009

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

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. These financial statements also comply with HKFRSs.

2.2	Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of financial assets at fair value through other comprehensive income and derivative financial instrument at fair value through income or loss. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance of the PRC, which became effective from January 1, 2007 with certain transitional provisions. There are certain differences between the Group’s IFRSs/HKFRSs financial statements and PRC statutory financial statements. The principal adjustments made to the PRC statutory financial statements to conform to IFRSs/HKFRSs include the following:

—

reversal of the revaluation surplus or deficit and related depreciation and amortization charges arising from the revaluation of prepayments for the leasehold land and buildings performed by independent valuers for the purpose of reporting to relevant PRC government authorities;

—	recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;

—	additional capitalization of borrowing costs and corresponding impact on depreciation prior to the adoption of CAS on January 1, 2007; and

—	adjustments for deferred taxation in relation to IFRSs/HKFRSs adjustments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Basis of Preparation (continued)

(a)	Business Combination of Entities and Businesses under Common Control and Purchase of Target Assets

The 2009 Business Combination and 2011 Business Combination were considered business combinations of entities and businesses under common control as the Target Business and Unicom NewSpace was under the control of Unicom Group, the Group’s ultimate holding company, before and after the acquisition.

Under HKFRSs, the 2009 Business Combination and 2011 Business Combination were accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group considering the acquired entities and businesses had always been under common control during all the periods presented.

When applying the merger accounting/predecessor values method to account for 2009 Business Combination, the Group included all the assets and liabilities, revenue and expenses associated with the Target Business and the Telecommunications Networks in Southern China in the consolidated balance sheet and the consolidated statement of income in the historical periods. Pursuant to the agreement dated December 16, 2008, the 2009 Business Combination excluded the Telecommunications Networks in Southern China, which are retained by Unicom New Horizon and are leased from Unicom New Horizon to CUCL effective from January 2009. To reflect the economic substance that the Group has not taken on the risks and rewards associated with the property, plant and equipment and related assets and liabilities relating to the Fixed-line business in Southern China, the Group is deemed to have disposed of the assets not acquired and liabilities not assumed and has recorded the deemed disposal of these assets and liabilities as a distribution from reserves by the Group to Unicom Group upon the completion of the 2009 Business Combination effective from January 2009.

Under IFRSs/HKFRSs, the purchase of the Target Assets in 2009 of approximately RMB0.53 billion was accounted for as an asset purchase in accordance with IAS/HKAS 16 “Property, plant and equipment” in the period of purchase.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Basis of Preparation (continued)

(b)	Going Concern Assumption

As of December 31, 2011, current liabilities of the Group exceeded current assets by approximately RMB175.1 billion (2010: approximately RMB155.9 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

—	The Group’s continuous net cash inflows from operating activities;

—	Approximately RMB206.8 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB136.5 billion was unutilized as of December 31, 2011; and

—	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2011 have been prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Basis of Preparation (continued)

(c)	Critical Accounting Estimates and Judgment

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

(d)	Changes in accounting policies and disclosures

(I)	New and amended standards adopted by the Group

(i)	Adoption of amended IFRS/HKFRS 1

Pursuant to the amended IFRS/HKFRS 1 “First-time Adoption of International/Hong Kong Financial Reporting Standards” issued in 2010, a first-time-adopt entity may have established a deemed cost in accordance with previous generally accepted accounting principles for some or all of its assets and liabilities by measuring them at their fair value at one particular date because of an event such as a privatization or initial public offering (“IPO”). If the measurement date is at or before the date of transition to IFRSs/HKFRSs, the entity may use such event-driven fair value measurements as deemed cost for IFRSs/HKFRSs at the date of that measurement. If the measurement date is after the date of transition to IFRSs/HKFRSs, but during the period covered by the first IFRSs/HKFRSs financial statements, the event-driven fair value measurements may be used as deemed cost when the event occurs. The amendment permits to apply event-driven fair value measurements as deemed cost retrospectively in the first annual period after January 1, 2011.

The Group had completed its IPO process and merger of businesses under common control before the adoption of IFRSs and the property, plant and equipment were revalued for the purpose of the transactions. Such revaluations were event-driven fair value measurements. Accordingly, upon the adoption of amended IFRS/HKFRS 1 in 2011, the Group applied such event-driven fair value measurements as deemed cost for the relevant property, plant and equipment (other than buildings and telecommunication equipment of Mobile business which were accounted for using the cost model), retrospectively. The restated deemed costs of these assets would be subject to depreciation and impairment assessments.

Upon the adoption of amended IFRS/HKFRS 1, the event-driven fair value measurement has been treated as deemed cost, so subsequent re-measurement at fair value of property, plant and equipment is not necessary to comply with IAS/HKAS 16 “Property, Plant and Equipment”. Accordingly, the Group changed its accounting policy and measures all of its property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. As a result, those revaluation surpluses or deficits recognized as a consequence of the 2006 and 2008 revaluations have been reversed and their impacts on depreciation have been adjusted accordingly.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Basis of Preparation (continued)

(d)	Changes in accounting policies and disclosures (continued)

(I)	New and amended standards adopted by the Group (continued)

(i)	Adoption of amended IFRS/HKFRS 1 (continued)

The impact from the retrospective application of amended IFRS/HKFRS 1 and the consequential changes in accounting policies for property, plant and equipment is summarized as follows:

	As of January 1	As of December 31		Year ended December 31
	2010	2010	2011	2009	2010	2011

Change in measurement of property, plant and equipment (other than buildings and telecommunications equipment of Mobile business)

Decrease in property, plant and equipment	(208)	(423)	(536)	-	-	-
Increase in deferred income tax assets	55	99	134	-	-	-
Decrease in revaluation reserve	106	56	24	-	-	-
Decrease in retained profits	47	268	378	-	-	-
Increase in depreciation and amortization charge	-	-	-	152	215	113
Decrease in deferred tax expense	-	-	-	(35)	(44)	(35)
The following table summarizes the changes to the 2010 and 2009 comparative financial information in connection with the 2011 Business Combination and changes in accounting policies:

	As previously reported	2011 Business Combination	Changes in accounting policies	Eliminations	As restated

For the year ended December 31, 2010/As of December 31, 2010

Results of operations:
Revenue	171,298	72	-	-	171,370
Net income	3,851	21	(171)	-	3,701
Financial position:
Non-current assets	399,245	21	(324)	-	398,942
Current assets	42,208	133	-	(14)	42,327
Total assets	441,453	154	(324)	(14)	441,269
Current liabilities	198,237	10	-	(14)	198,233
Total liabilities	235,612	10	-	(14)	235,608
Net assets	205,841	144	(324)	-	205,661

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Basis of Preparation (continued)

(d)	Changes in accounting policies and disclosures (continued)

(I)	New and amended standards adopted by the Group (continued)

	As previously reported	2011 Business Combination	Changes in accounting policies	Eliminations	As restated

For the year ended December 31, 2009/As of January 1, 2010

Results of operations:
Revenue	153,945	81	-	-	154,026
Net income	9,556	25	(117)	-	9,464
Financial position:
Non-current assets	386,432	29	(153)	-	386,308
Current assets	30,613	123	-	(36)	30,700
Total assets	417,045	152	(153)	(36)	417,008
Current liabilities	199,825	29	-	(36)	199,818
Total liabilities	210,578	29	-	(36)	210,571
Net assets	206,467	123	(153)	-	206,437

(ii)	Early adoption of IFRS/HKFRS 9

On January 1, 2011, the Group early adopted IFRS/HKFRS 9 “Financial Instruments”.

Upon the adoption of the standard, the Group:

—	Classified its investments in equity instruments as those measured at fair value;

—

Made an irrevocable election to recognize changes in fair value of these financial assets only through other comprehensive income. As a result of this election, all subsequent fair value or disposal gains/losses will not be recognized in the statement of income; and

—	Transferred the balance of available-for-sale fair value reserve to investment revaluation reserve.

There was no impact on the Group’s accounting for financial liabilities, as the new standard only affects the accounting for financial liabilities that are designated at fair value through income and loss, and the Group did not have any such liabilities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Basis of Preparation (continued)

(d)	Changes in accounting policies and disclosures (continued)

(I)	New and amended standards adopted by the Group (continued)

(iii)	Adoption of other new and amended standards and interpretation

The following new and amended standards and interpretation are also adopted by the Group as of January 1, 2011, the adoption of these standards and interpretation did not have any significant impact on the Group’s consolidated financial statements.

—

IFRIC/HK(IFRIC) - Int 19, “Extinguishing financial liabilities with equity instruments”. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognized in income or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.

—

IFRS/HKFRS 3 (amendments), “Business combinations”. The amendments clarify that only entities with present ownership instruments that entitle their holders to a pro rata share of the entity’s net assets in the event of liquidation can choose to measure the non-controlling interest at fair value or the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The amendments also clarify that entities should apply the rules in IFRS/HKFRS 3 (not IFRS/HKFRS 7, IAS/HKAS 32 or IAS/HKAS 39) to contingent consideration that arose from business combinations with acquisition dates that precede the application of IFRS/HKFRS 3.

—

IFRS/HKFRS 7 (amendments), “Financial instruments: disclosures”. The amendments clarify certain disclosure requirements for financial instruments, with a particular focus on the qualitative disclosures and credit risk disclosures.

—

IAS/HKAS 1 (amendments), “Presentation of financial statements”. The amendments clarify that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.

—

IAS/HKAS 27 (amendments), “Consolidated and separate financial statements”. The amendments clarify that the consequential amendments from IAS/HKAS 27 made to IAS/HKAS 21, “The effects of changes in foreign exchange rates”, IAS/HKAS 28, “Investments in associates”, and IAS/HKAS 31, “Interests in joint ventures”, apply prospectively for annual periods beginning on or after July 1, 2009, or earlier when IAS/HKAS 27 is applied earlier.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Basis of Preparation (continued)

(d)	Changes in accounting policies and disclosures (continued)

(I)	New and amended standards adopted by the Group (continued)

(iii)	Adoption of other new and amended standards and interpretation (continued)

—

IAS/HKAS 34 (amendments), “Interim financial reporting”. The amendments provide guidance to illustrate how to apply disclosure principles in IAS/HKAS 34 and add disclosure requirements around: i) the circumstances likely to affect fair values of financial instruments and their classification, ii) transfers of financial instruments between different levels of the fair value hierarchy, iii) changes in classification of financial assets, and iv) changes in contingent liabilities and assets.

(II)	The following new and amended standards are not yet effective and have not been early adopted by the Group

—

IFRS/HKFRS 7 (amendment), “Financial instruments: disclosures”. This amendment will promote transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets.

—

IAS/HKAS 1 (amendment), “Presentation of financial statements”. This amendment requires entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to income or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI.

—

IFRS/HKFRS 10, “Consolidated financial statements”. This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

—

IFRS/HKFRS 13, “Fair value measurements”. This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs/HKFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs/HKFRSs.

Management is assessing the impact of such new and amended standards and will adopt the relevant new and amended standards in the subsequent periods as required.

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

The Group adopted the purchase method of accounting to account for business combination of entities and businesses under common control before 2005. Under the purchase method of accounting in force at the date of the acquisition, the cost of an acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference was recognized directly in the statement of income. IFRS 3 revised will be applied to any business combinations (other than business combinations under common control) in the future.

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

For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB6.2939 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 30, 2011.

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

(b)	Property, plant and equipment

Property, plant and equipment held by the Group are stated at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives.

Property, plant and equipment comprise buildings, telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and others. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Property, Plant and Equipment (continued)

(c)	Depreciation

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs less their residual values over their estimated useful lives, as follows:

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

(d)	Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognized in the statement of income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiaries at the date of acquisition before the adoption of IFRS/HKFRS 3 revised. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2.8	Lease Prepayments

Lease prepayments represent payments for land use rights. Lease prepayments for land use rights are stated at cost initially and expensed on a straight-line basis over the lease period.

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

The Group classifies its financial assets into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

Following the adoption of IFRS/HKFRS 9 on January 1, 2011, investments and other financial assets of the Group held are classified under the following categories:

Financial assets measured at amortized cost

Investments are classified under this category if they satisfy both of the following conditions:

•

The assets are held within a business model whose objective is to hold assets in order to collect contractual cash flows for managing liquidity and generating income on the investments, but not for the purpose of realizing fair value gains; and

•

The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, with interest being the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and are unleveraged.

Bank deposits, accounts receivable and other deposits are also classified under this category.

Financial assets under this category are carried at amortized cost using effective interest method less provision for impairment. Gains and losses arising from disposal, being the differences between the net sale proceeds and the carrying values, are recognized in the statement of income. Interest income is recognized in the statement of income using the effective interest method and disclosed as interest income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10	Financial Assets (continued)

Financial assets measured at fair value

Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortized cost.

Financial assets under this category are investments carried at fair value. Gains and losses arising from changes in fair value are included in the statement of income or the statement of comprehensive income in cases where an irrevocable election is made by the Group to recognize changes in fair value of a financial asset measured at fair value only through other comprehensive income, in the period in which they arise. Upon disposal of the investments, the differences between the net sale proceeds and the carrying values are included in the statement of income or the statement of comprehensive income. Dividend income is recognized when the right to receive a dividend is established and is disclosed separately as dividend income.

Purchases and sales of financial assets are recognized on the transaction date. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or the Group has transferred substantially all the risks and rewards of ownership of the assets.

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

2.12	Impairment of Financial Assets Measured at Amortized Costs

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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

Consumables consist of materials and supplies used in maintaining the Group’s telecommunications networks and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17	Convertible Bonds

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

Deferred revenue mainly represents upfront non-refundable revenue, including upfront connection fees and installation fees of Fixed-line business and receipts from the activation of SIM/USIM cards relating to the Mobile business, which are deferred and recognized over the expected customer service period. Deferred revenue expected to be recognized in one year or less is classified as current liabilities. If not, they are presented as non-current liabilities.

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

The fair value of providing telecommunications services and the subscriber points reward is allocated based on their relative fair values. The allocated portion of fair value for the subscriber points reward is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired. The fair value of deferred revenue is estimated based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date, and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.19	Borrowings

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

(b)	Medical insurance

The Group’s contributions to basic and supplementary medical insurances are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21	Employee Benefits (continued)

(c)	Housing benefits

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

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the granted date excluding the impact of any non-market vesting conditions (for example, revenue and income targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognizes the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity.

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

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.23	Provisions

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

2.24	Revenue Recognition

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

Sales of services and goods

—	Usage fees and monthly fees are recognized when the service are rendered;

—	Revenue from the provision of broadband, data and other Internet-related services are recognized when the services are provided to customers;

—	Lease income from leasing of lines and customer-end equipment are treated as operating leases with rental income recognized on a straight-line basis over the lease term;

—

Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalized ring, caller number display and secretarial services to subscribers, is recognized when service is rendered;

—	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognized when title has been passed to the buyers;

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.24	Revenue Recognition (continued)

Sales of services and goods (continued)

—

The Group offers promotional packages to the customers which include the bundle sale of mobile handset and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition.

—

Revenue from information communications technology services is recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, services revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and services revenue should not be recognized.

2.25	Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.

2.26	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.27	Leases (as the lessee)

(a)	Operating lease

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

2.28	Borrowing Costs

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.28	Borrowing Costs (continued)

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

2.29	Taxation

(a)	Current income tax

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

Diluted earnings per share is computed by dividing the income attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted earnings per ADS are computed by multiplying earnings per share by 10, which is the number of shares represented by each ADS.

3.	FINANCIAL RISK MANAGEMENT

3.1	Financial risk factors

The Group’s operating activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk, cash flow risk and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

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

The Group’s finance department at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2009, 2010 and 2011, the Group had not entered into any forward exchange contracts or currency swap contracts.

As of December 31, 2011 and 2010, the Group had cash and cash equivalents and short-term bank deposits denominated in foreign currencies amounting to RMB974 million and RMB12,467 million, respectively. As of December 31, 2011 and 2010, the Group had borrowings, convertible bonds and other obligations under finance lease included in other obligations denominated in foreign currencies amounting to RMB28,498 million and RMB25,407 million, respectively.

As of December 31, 2011, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars and Euro, while all other variables are held constant, the Group would have recognized additional exchange gains/losses of approximately RMB2,752 million (2009: RMB1,031 million; 2010: RMB1,294 million) for cash and cash equivalents, short-term bank deposits, borrowings, convertible bonds and other obligations under finance lease included in other obligations denominated in foreign currencies.

(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated balance sheet as financial assets at fair value through other comprehensive income.

3.	FINANCIAL RISK MANAGEMENT (continued)

3.1	Financial risk factors (continued)

(a)	Market risk (continued)

(ii)	Price risk (continued)

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica. As of December 31, 2011, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the Group would have recorded additional change in fair value of approximately RMB684 million (2009: approximately RMB779 million; 2010: approximately RMB609 million).

(iii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and related party loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2009, 2010 and 2011, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2009, 2010 and 2011.

As of December 31, 2011, the Group had approximately RMB72,830 million (2010: approximately RMB60,092 million) of bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and other obligations under finance lease at fixed rates and approximately RMB34,278 million (2010: approximately RMB36,950 million) of bank loans and related party loans at floating rates.

For the year ended December 31, 2011, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables are held constant, the interest expenses of the Group would have increased/decreased by approximately RMB135 million (2009: approximately RMB3 million; 2010: approximately RMB27 million).

3.	FINANCIAL RISK MANAGEMENT (continued)

3.1	Financial risk factors (continued)

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

The table below shows the bank deposits and cash and cash equivalents balances held at the major banks by the Group as of January 1, 2010, December 31, 2010 and 2011:

	January 1, 2010 (As restated)	2010 (As restated)	2011

Short-term bank deposits
State-owned banks in the PRC	861	131	177
Other banks	135	142	127

	996	273	304

Cash and cash equivalents
State-owned banks in the PRC	7,560	22,039	14,359
Other banks	335	558	747

	7,895	22,597	15,106

The Group expects that there is no significant credit risk associated with the bank deposits and cash and cash equivalents since the state-owned banks have support from the government and other banks are medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Group’s credit exposure is mainly represented by the fair value of accounts receivable for services. The Group has policies to limit the credit exposure on accounts receivable for services. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. The utilization of credit limits and the settlement pattern of the customers are regularly monitored by the Group (Note 14).

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

3.	FINANCIAL RISK MANAGEMENT (continued)

3.1	Financial risk factors (continued)

(c)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including raising of bank loans and issuance of commercial papers, promissory notes, corporate bonds and convertible bonds. Due to the dynamic nature of the underlying businesses, the Group’s finance department at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilizing different sources of financing when necessary.

3.	FINANCIAL RISK MANAGEMENT (continued)

3.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time period from the balance sheet date to the contractual maturity date.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At December 31, 2011
Long-term bank loans	101	898	163	391
Corporate bonds	355	5,268	270	2,039
Convertible bonds	87	87	11,742	-
Promissory notes	509	15,311	-	-
Other obligations	2,588	6	17	65
Accounts payable and accrued liabilities	91,735	-	-	-
Amounts due to related parties	5,719	-	-	-
Amounts due to ultimate holding company	342	-	-	-
Amounts due to domestic carriers	1,344	-	-	-
Commercial papers	39,150	-	-	-
Short-term bank loans	32,877	-	-	-

	174,807	21,570	12,192	2,495

At December 31, 2010 (As restated)
Long-term bank loans	103	94	1,004	533
Corporate bonds	355	355	5,535	2,180
Convertible bonds	91	91	12,452	-
Promissory notes	509	509	15,510	-
Other obligations	2,640	92	27	47
Accounts payable and accrued liabilities	94,937	-	-	-
Amounts due to related parties	5,178	-	-	-
Amounts due to ultimate holding company	229	-	-	-
Amounts due to domestic carriers	873	-	-	-
Commercial papers	23,621	-	-	-
Short-term bank loans	37,319	-	-	-

	165,855	1,141	34,528	2,760

At January 1, 2010 (As restated)
Long-term bank loans	72	62	185	562
Corporate bonds	355	355	5,726	2,229
Other obligations	2,537	111	18	60
Accounts payable and accrued liabilities	101,582	-	-	-
Amounts due to related parties	5,402	-	-	-
Amounts due to ultimate holding company	308	-	-	-
Amounts due to domestic carriers	1,136	-	-	-
Payables in relation to disposal of the CDMA business	7	-	-	-
Short-term bank loans	64,752	-	-	-

	176,151	528	5,929	2,851

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(b) for details.

3.	FINANCIAL RISK MANAGEMENT (continued)

3.2	Capital risk management

The Group’s objectives when managing capital are:

—	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

—	To support the Group’s stability and growth.

—	To provide capital for the purpose of strengthening the Group’s risk management capability.

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

3.	FINANCIAL RISK MANAGEMENT (continued)

3.2	Capital risk management (continued)

The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest-bearing debts plus non-controlling interests over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, convertible bonds, corporate bonds, obligations under finance lease included in other obligations, notes payables included in accounts payable and accrued liabilities, and certain amounts due to related parties, as shown in the consolidated balance sheet. Total equity represents equity attributable to owners of the parent plus non-controlling interests as shown in the consolidated balance sheet.

The Group’s debt-to-capitalization ratios are as follows:

	January 1, 2010 (As restated)	2010 (As restated)	2011
Interest-bearing debts:
- Commercial papers	-	23,000	38,000
- Short-term bank loans	63,909	36,727	32,322
- Promissory notes	-	15,000	15,000
- Long-term bank loans	759	1,462	1,384
- Convertible bonds	-	11,558	11,118
- Corporate bonds	7,000	7,000	7,000
- Obligations under finance lease included in other obligations	103	78	-
- Amounts due to related parties	2,104	2,033	2,156
- Notes payables included in accounts payable and accrued liabilities	500	-	-
- Current portion of long-term bank loans	62	58	50
- Current portion of obligations under finance lease	26	126	78

	74,463	97,042	107,108

Non-controlling interests	2	-	-

Interest-bearing debts plus non-controlling interests	74,465	97,042	107,108

Total equity:
- Equity attributable to owners of the parent	206,435	205,661	205,898
- Non-controlling interests	2	-	-

	206,437	205,661	205,898

Interest-bearing debts plus total equity	280,902	302,703	313,006

Debt-to-capitalization ratio	26.5%	32.1%	34.2%

The increase in debt-to-capitalization ratio during 2011 and 2010 resulted primarily from the issuance of commercial papers, promissory notes and convertible bonds to finance the telecommunications networks construction which partially offset by repayment of short-term bank loans.

3.	FINANCIAL RISK MANAGEMENT (continued)

3.3	Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s assets that are measured at fair value at December 31, 2011:

	Level 1	Level 2	Level 3	Total

Financial assets at fair value through other comprehensive income
- Equity securities	6,951	-	-	6,951

The following table presents the Group’s assets that are measured at fair value at December 31, 2010:

	(As restated)
	Level 1	Level 2	Level 3	Total

Financial assets at fair value through other comprehensive income
- Equity securities	6,214	-	-	6,214

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

During the years ended December 31, 2010 and 2011, there were no transfers of financial instruments between Level 1 and Level 2 of the fair value hierarchy.

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

(a)	Depreciation on property, plant and equipment

Depreciation on the Group’s property, plant and equipment is calculated using the straight-line method to allocate cost up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

(b)	Impairment of non-financial assets

The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.11. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group’s results would be significantly affected. Such impairment losses are recognized in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2009, 2010 and 2011.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.1 Critical accounting estimates and assumptions (continued)

(c)	Income tax and deferred taxation

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

For temporary differences which give rise to deferred tax assets, the Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognized revaluation surplus on prepayments for the leasehold land and buildings determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, changes in fair value on financial assets through other comprehensive income and provision for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB5,091 million as of December 31, 2011 (2010: approximately RMB4,940 million). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

(a)	Recognition of upfront non-refundable revenue and direct incremental costs

The Group defers and amortizes upfront activation fees of SIM/USIM cards of the Mobile business over the expected customer service period of 3 years (2009: approximately 3 years; 2010: approximately 3 years). The related direct incremental costs of acquiring and activating mobile subscribers, including costs of SIM/USIM cards and commissions, are also deferred and amortized over the same expected customer service period of 3 years.

The Group defers and amortizes upfront customer connection and installation fees of the Fixed-line business over the expected customer service period of 10 years (2009: approximately 10 years; 2010: approximately 10 years). The related direct incremental installation costs are deferred and amortized over the same expected customer service period of 10 years.

The Group only defers costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statement of income immediately.

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

(b) Lease of Telecommunications Networks in Southern China

Pursuant to the Network Lease Agreement dated December 16. 2008 (Note 1(c)), Unicom New Horizon has the legal ownership of the Telecommunications Networks in Southern China. The Group believes it only bears the risks associated with the operation of the Fixed-line business in Southern China during the relevant leasing periods and is free from any ownership risks of the telecommunications networks, and the risks and rewards of ownership of the leased assets rest substantially with the lessor. In addition, at the inception of the Network Lease Agreement, there was a high degree of uncertainty related to the market condition and operating results of the fixed line business in Southern China. It was highly uncertain whether the Group would continue to lease the network in the future, and was also unable to determine whether or not it would exercise the purchase option in future. Given these uncertainties and due to the fact that the risks associated with the ownership of the Telecommunications Networks in Southern China substantially remained with Unicom New Horizon, accordingly, the Group accounted for the leasing of the Telecommunications Networks in Southern China as an operating lease.

At the beginning of each lease term, the Group assesses the appropriate classification based on the relevant factors and circumstances at that time. Accordingly, at the time of entering into the 2011-2012 Network Lease Agreement, the Group reassessed the appropriate classification of the lease. The Group still believed the uncertainties of the fixed line business in Southern China continue to exist, particularly due to the fact that (i) the growth of the Fixed-line business in Southern China was not significant; (ii) the uncertainty of the future success of Fixed-line business in Southern China arising from keen market competition; and (iii) the uncertainty in the future changes in technology, technological standards and government regulatory environment. Accordingly, at the inception of the 2011-2012 Network Lease Agreement, the Group was still unable to determine whether it would renew the lease after the two-year lease term or whether it would exercise the purchase option. As a result, the Group considered the risks associated with the ownership of the Telecommunications Networks in Southern China still substantially remain with Unicom New Horizon, and concluded the leasing of Telecommunications Networks in Southern China in accordance with the 2011-2012 Network Lease Agreement is accounted for as an operating lease.

The operating lease expenses of RMB2.0 billion, RMB2.2 billion and RMB2.4 billion were recorded in the consolidated statement of income for the years ended December 31, 2009, 2010 and 2011, respectively, but the carrying value of the Telecommunications Networks in Southern China and the related liabilities were not reflected in the consolidated balance sheets as of December 31, 2010 and 2011.

5.	SEGMENT INFORMATION

The CODM has been identified as the Board of Directors (“the BOD”) of the Company which regularly reviews the Group’s internal reporting in order to assess performance and allocate resources, and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group’s operations comprise two operating segments based on the various types of telecommunications services, mainly provided to customers in Mainland China.

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

The CODM evaluates results of each operating segments based on revenue and costs that are directly attributable to the operating segments. The unallocated amounts primarily represent corporate and shared service expenses that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also include other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be directly identified to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities.

Revenues between segments are carried out on terms comparable to those transactions conducted with third parties or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the consolidated statement of income.

5.	SEGMENT INFORMATION (continued)

5.1	Operating Segments

	2009 (As restated)
	Mobile Business	Fixed-line business	Subtotal	Reconciling items		Total
				Unallocated amounts	Eliminations

Service revenue	70,102	81,160	151,262	601	-	151,863
Sales of telecommunications products	1,970	193	2,163	-	-	2,163

Total revenue from external customers	72,072	81,353	153,425	601	-	154,026
Intersegment revenue	219	4,237	4,456	1,587	(6,043)	-

Total revenue	72,291	85,590	157,881	2,188	(6,043)	154,026

Interconnection charges	(13,104)	(4,292)	(17,396)	-	4,441	(12,955)
Depreciation and amortization	(17,851)	(28,399)	(46,250)	(1,524)	29	(47,745)
Networks, operations and support expenses	(2,508)	(7,780)	(10,288)	(13,471)	19	(23,740)
Employee benefit expenses	-	-	-	(22,120)	173	(21,947)
Costs of telecommunications products sold	(2,430)	(259)	(2,689)	-	-	(2,689)
Other operating expenses	(9,241)	(8,524)	(17,765)	(17,482)	1,196	(34,051)
Finance costs	-	-		(1,214)	178	(1,036)
Interest income	-	-		270	(178)	92
Realized gain on changes in fair value of derivative financial instrument	-	-	-	1,239	-	1,239
Other income - net	-	-		962	-	962

Segment income/(loss) before income tax	27,157	36,336	63,493	(51,152)	(185)	12,156

Income tax expenses						(2,692)

Net income						9,464

Attributable to:
Owners of the parent						9,464
Non-controlling interests						-

Other information:
Provision for doubtful debts	(1,494)	(858)	(2,352)	(3)	-	(2,355)

Capital expenditures under accrual basis for segment assets (a)	56,986	46,494	103,480	8,996	-	112,476

5.	SEGMENT INFORMATION (continued)

5.1  Operating Segments (continued)

	2010 (As restated)
	Mobile Business	Fixed-line business	Subtotal	Reconciling items		Total
				Unallocated amounts	Eliminations

Service revenue	82,449	79,942	162,391	1,692	-	164,083
Sales of telecommunications products	7,173	114	7,287	-	-	7,287

Total revenue from external customers	89,622	80,056	169,678	1,692	-	171,370
Intersegment revenue	205	4,233	4,438	742	(5,180)	-

Total revenue	89,827	84,289	174,116	2,434	(5,180)	171,370

Interconnection charges	(14,452)	(3,706)	(18,158)	-	4,431	(13,727)
Depreciation and amortization	(23,362)	(29,028)	(52,390)	(2,336)	72	(54,654)
Networks, operations and support expenses	(3,106)	(9,409)	(12,515)	(13,876)	4	(26,387)
Employee benefit expenses	-	-	-	(23,538)	190	(23,348)
Costs of telecommunications products sold	(10,495)	(193)	(10,688)	-	-	(10,688)
Other operating expenses	(11,565)	(8,298)	(19,863)	(18,044)	310	(37,597)
Finance costs	-	-	-	(1,985)	236	(1,749)
Interest income	-	-	-	379	(236)	143
Other income - net	-	-	-	1,221	-	1,221

Segment income/(loss) before income tax	26,847	33,655	60,502	(55,745)	(173)	4,584

Income tax expenses						(883)

Net income						3,701

Attributable to:
Owners of the parent						3,701

Other information:
Provision for doubtful debts	(1,927)	(649)	(2,576)	(7)	-	(2,583)

Capital expenditures under accrual basis for segment assets (a)	29,623	34,393	64,016	6,177	-	70,193

5.	SEGMENT INFORMATION (continued)

5.1	Operating Segments (continued)

	2011
	Mobile Business	Fixed-line business	Subtotal	Reconciling items		Total
				Unallocated amounts	Eliminations

Service revenue	103,307	81,642	184,949	936	-	185,885
Sales of telecommunications products	23,219	63	23,282	-	-	23,282

Total revenue from external customers	126,526	81,705	208,231	936	-	209,167
Intersegment revenue	209	4,399	4,608	778	(5,386)	-

Total revenue	126,735	86,104	212,839	1,714	(5,386)	209,167

Interconnection charges	(17,442)	(3,533)	(20,975)	-	4,595	(16,380)
Depreciation and amortization	(26,151)	(29,358)	(55,509)	(2,630)	118	(58,021)
Networks, operations and support expenses	(4,270)	(9,467)	(13,737)	(15,716)	4	(29,449)
Employee benefit expenses	-	-	-	(26,772)	171	(26,601)
Costs of telecommunications products sold	(29,626)	(113)	(29,739)	-	-	(29,739)
Other operating expenses	(14,773)	(9,600)	(24,373)	(19,582)	369	(43,586)
Finance costs	-	-	-	(2,114)	640	(1,474)
Interest income	-	-	-	870	(640)	230
Other income - net	-	-	-	1,451	-	1,451

Segment income/(loss) before income tax	34,473	34,033	68,506	(62,779)	(129)	5,598

Income tax expenses						(1,371)

Net income						4,227

Attributable to:
Owners of the parent						4,227

Other information:
Provision for doubtful debts	(2,076)	(569)	(2,645)	-	-	(2,645)

Capital expenditures under accrual basis for segment assets (a)	25,994	39,985	65,979	10,680	-	76,659

5.	SEGMENT INFORMATION (continued)

5.1  Operating Segments (continued)

	January 1, 2010 (As restated)
				Reconciling items
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total

Total segment assets	170,693	213,019	383,712	34,470	(1,174)	417,008

Total segment liabilities	74,404	51,066	125,470	85,948	(847)	210,571

	December 31, 2010 (As restated)
				Reconciling items
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total

Total segment assets	170,979	225,445	396,424	46,446	(1,601)	441,269

Total segment liabilities	74,137	48,386	122,523	114,184	(1,099)	235,608

	December 31, 2011
				Reconciling items
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total

Total segment assets	177,049	233,212	410,261	48,026	(2,054)	456,233

Total segment liabilities	79,397	52,023	131,420	120,337	(1,422)	250,335

(a)	Capital expenditures under accrual basis under “unallocated amounts” represent capital expenditures on common facilities, which benefit all operating segments.

6.	PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the years ended December 31, 2010 and 2011 is as follows:

	2010 (As restated)
	Buildings	Telecommunications equipment of Mobile business	Telecommunications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction- in-progress	Total
Cost:
Beginning of year (As previously reported)	49,364	206,923	369,023	41,414	1,886	64,172	732,782
Adjusted for 2011 Business Combination under common control (Note 1 and 2.2(a))	15	36	-	6	-	-	57
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 2.2 (d) (I) (i))	-	-	(4,201)	-	-	-	(4,201)

Beginning of year (As restated)	49,379	206,959	364,822	41,420	1,886	64,172	728,638
Additions	147	536	1,260	82	114	65,778	67,917
Transfer from CIP	4,336	33,505	30,199	2,087	578	(70,705)	-
Disposals	(65)	(1,382)	(2,181)	(689)	(257)	-	(4,574)

End of year (As restated)	53,797	239,618	394,100	42,900	2,321	59,245	791,981

Accumulated depreciation and impairment:
Beginning of year (As previously reported)	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)
Adjusted for 2011 Business Combination under common control (Note 1 and 2.2(a))	(3)	(23)	-	(4)	-	-	(30)
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 2.2 (d) (I) (i))	-	-	3,993	-	-	-	3,993

Beginning of year (As restated)	(14,661)	(97,864)	(239,062)	(25,141)	(909)	(25)	(377,662)
Charge for the year	(2,075)	(16,351)	(29,734)	(4,315)	(408)	-	(52,883)
Disposals	62	1,254	1,979	656	257	-	4,208
Impairment transfer out	-	-	1	-	-	9	10

End of year (As restated)	(16,674)	(112,961)	(266,816)	(28,800)	(1,060)	(16)	(426,327)

Net book value:
End of year (As restated)	37,123	126,657	127,284	14,100	1,261	59,229	365,654

Beginning of year (As restated)	34,718	109,095	125,760	16,279	977	64,147	350,976

6.  PROPERTY, PLANT AND EQUIPMENT (continued)

	2011
	Buildings	Telecommunications equipment of Mobile business	Telecommunications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction- in-progress	Total
Cost:
Beginning of year (As previously reported)	53,782	239,604	398,340	42,894	2,321	59,245	796,186
Adjusted for 2011 Business Combination under common control (Note 1 and 2.2(a))	15	14	-	6	-	-	35
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 2.2 (d) (I) (i))	-	-	(4,240)	-	-	-	(4,240)

Beginning of year (As restated)	53,797	239,618	394,100	42,900	2,321	59,245	791,981
Additions	30	78	101	25	32	72,645	72,911
Transfer from CIP	3,089	25,967	45,587	1,995	570	(77,208)	-
Disposals	(134)	(5,710)	(11,115)	(906)	(169)	-	(18,034)

End of year	56,782	259,953	428,673	44,014	2,754	54,682	846,858

Accumulated depreciation and impairment:
Beginning of year (As previously reported)	(16,671)	(112,950)	(270,633)	(28,796)	(1,060)	(16)	(430,126)
Adjusted for 2011 Business Combination under common control (Note 1 and 2.2(a))	(3)	(11)	-	(4)	-	-	(18)
Adjusted upon adoption of amended IFRS/HKFRS 1 (Note 2.2 (d) (I) (i))	-	-	3,817	-	-	-	3,817

Beginning of year (As restated)	(16,674)	(112,961)	(266,816)	(28,800)	(1,060)	(16)	(426,327)
Charge for the year	(2,272)	(17,863)	(30,690)	(4,389)	(523)	-	(55,737)
Disposals	128	5,452	10,432	873	169	-	17,054
Impairment transfer out	-	-	11	-	-	-	11

End of year	(18,818)	(125,372)	(287,063)	(32,316)	(1,414)	(16)	(464,999)

Net book value:
End of year	37,964	134,581	141,610	11,698	1,340	54,666	381,859

Beginning of year	37,123	126,657	127,284	14,100	1,261	59,229	365,654

6.  PROPERTY, PLANT AND EQUIPMENT (continued)

As of December 31, 2011, the net book value of assets held under finance leases was approximately RMB197 million (2010: approximately RMB219 million).

For the year ended December 31, 2011, interest expense of approximately RMB1,151 million (2009: approximately RMB806 million; 2010: approximately RMB804 million) was capitalized to construction-in-progress. The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.84% to 5.04% for the year ended December 31, 2011 (2009: 4.27% to 4.80%; 2010: 3.60% to 4.56%).

For the year ended December 31, 2011, the Group recognized a gain on disposal of property, plant and equipment of approximately RMB418 million (2009: a gain of approximately 79 million; 2010: a loss of approximately RMB17 million).

7.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analyzed as follows:

	2010	2011
Held on:
Leases of between 10 to 50 years	7,533	7,536
Leases of less than 10 years	74	121

	7,607	7,657

For the year ended December 31, 2011, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB239 million (2009: approximately RMB224 million; 2010: approximately RMB249 million).

8.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). As of December 31, 2010 and 2011, all the carrying value of goodwill was attributable to the Mobile business. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including revenue annual growth rate of 6% and the applicable discount rate of 12%. Management determined expected operating results based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the operating segments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2010 and 2011 and no reasonable change to the assumptions would lead to an impairment charge.

9.	TAXATION

Hong Kong income tax has been provided at the rate of 16.5% (2009: 16.5%; 2010: 16.5%) on the estimated assessable income for the year. Taxation on income from outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates, the Company’s subsidiaries mainly operated in the PRC and the applicable standard enterprise income tax rate is 25% (2009: 25%; 2010: 25%).

	Note	2009 (As restated)	2010 (As restated)	2011

Provision for income tax on the estimated taxable income for the year
- Hong Kong		45	18	20
- Outside Hong Kong		2,270	302	734
Adjustments to prior years’ current tax outside Hong Kong	(i)	19	31	117

		2,334	351	871

Deferred taxation		358	532	500

Income tax expenses		2,692	883	1,371

Reconciliation between applicable statutory tax rate and the effective tax rate:
	Note	2009 (As restated)	2010 (As restated)	2011

Applicable PRC statutory tax rate		25.0%	25.0%	25.0%
Non-deductible expenses		1.4%	1.3%	1.3%
Effect of withholding income tax for interest receivable from inter-company loans		-	-	0.5%
Adjustments to prior years’ current tax	(i)	0.2%	0.7%	2.1%
Non-taxable income
- Upfront installation fees arising from Fixed-line business		(1.4%)	(2.0%)	(0.5%)
Impact of PRC preferential tax rates and tax holiday		(1.1%)	(2.2%)	(2.4%)
Utilization of previously unrecognized tax losses		(0.6%)	(1.7%)	-
Others		(1.4%)	(1.8%)	(1.5%)

Effective tax rate		22.1%	19.3%	24.5%

(i)This item included certain non-deductible prior years’ expenses found during the regular examination by tax bureaus and the difference resulted from prior years’ accruals and actual settlement upon the completion of the tax filing during the year.

9.	TAXATION (continued)

The analysis of deferred tax assets and deferred tax liabilities are as follow:

	January 1, 2010 (As restated)	2010 (As restated)	2011
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	3,234	4,342	4,127
- Deferred tax asset to be recovered within 12 months	2,869	1,566	1,665

	6,103	5,908	5,792

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(679)	(483)	(596)
- Deferred tax liabilities to be settled within 12 months	(166)	(485)	(105)

	(845)	(968)	(701)

Net deferred tax assets after offsetting	5,258	4,940	5,091

Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	47	18	-
- Deferred tax asset to be recovered within 12 months	59	7	-

	106	25	-

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(57)	(43)	(14)
- Deferred tax liabilities to be settled within 12 months	(294)	(4)	(3)

	(351)	(47)	(17)

Net deferred tax liabilities after offsetting	(245)	(22)	(17)

There were no material unrecognized deferred tax assets and liabilities as of January 1, 2010, December 31, 2010 and 2011.

9.	TAXATION (continued)

The movement of the net deferred tax assets/liabilities is as follows:

	January 1, 2010 (As restated)	2010 (As restated)	2011
Net deferred tax assets after offsetting:
- Beginning of year	5,354	5,258	4,940
- Deferred tax charged to the statement of income	(96)	(785)	(493)
- Deferred tax credited to other comprehensive income	-	467	644

- End of year	5,258	4,940	5,091

Net deferred tax liabilities after offsetting:
- Beginning of year	(16)	(245)	(22)
- Deferred tax (charged)/credited to the statement of income	(262)	253	(7)
- Deferred tax credited/(charged) to other comprehensive income	33	(30)	12

- End of year	(245)	(22)	(17)

9.	TAXATION (continued)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets:	Provision for doubtful debts	Impairment loss on property, plant and equipment	Unrecognized revaluation surplus on prepayments for the leasehold land and buildings determined under PRC regulations (Note (ii))	Accruals of expenses not yet deductible for tax purpose	Changes in fair value on financial assets through other comprehensive income	Others	Total

At January 1, 2009 (As restated)	789	3,027	1,937	179	-	491	6,423
Credited/(charged) to the statement of income	275	(890)	(58)	239	-	179	(255)
Credited to other comprehensive income	-	-	-	-	41	-	41

At January 1, 2010 (As restated)	1,064	2,137	1,879	418	41	670	6,209
(Charged)/credited to the statement of income	(17)	(941)	(68)	291	-	33	(702)
Credited to other comprehensive income	-	-	-	-	426	-	426

At December 31, 2010 (As restated)	1,047	1,196	1,811	709	467	703	5,933
(Charged)/credited to the statement of income	(72)	(1,179)	(64)	479	-	41	(795)
Credited to other comprehensive income	-	-	-	-	654	-	654

At December 31, 2011	975	17	1,747	1,188	1,121	744	5,792

Deferred tax liabilities:	Capitalization and amortization of direct incremental costs	Capitalized interest already deducted for tax purpose	Realized gain on changes in fair value of derivative financial instrument in 2009	Changes in fair value on financial assets through other comprehensive income	Others	Total

At January 1, 2009 (As restated)	(124)	(919)	-	(15)	(27)	(1,085)
Credited/(charged) to the statement of income	16	212	(310)	-	(21)	(103)
Charged to other comprehensive income	-	-	-	(8)	-	(8)

At January 1, 2010 (As restated)	(108)	(707)	(310)	(23)	(48)	(1,196)
Credited/(charged) to the statement of income	2	182	-	-	(14)	170
Credited to other comprehensive income	-	-	-	11	-	11

At December 31, 2010 (As restated)	(106)	(525)	(310)	(12)	(62)	(1,015)
Credited to the statement of income	8	272	-	-	15	295
Credited to other comprehensive income	-	-	-	2	-	2

At December 31, 2011	(98)	(253)	(310)	(10)	(47)	(718)

9.	TAXATION (continued)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	January 1, 2010 (As restated)	2010 (As restated)	2011

Net deferred tax assets after offsetting:
Deferred tax assets:
Provision for doubtful debts		1,064	1,047	975
Impairment loss on property, plant and equipment		2,137	1,196	17
Unrecognized revaluation surplus on prepayments for the leasehold land and buildings determined under PRC regulations	(ii)	1,879	1,811	1,747
Accruals of expenses not yet deductible for tax purpose		418	709	1,188
Deferral and amortization of upfront non-refundable revenue		142	126	109
Deferred revenue on subscriber points reward programme		48	63	80
Deferred revenue in relation to the provision of supporting services upon disposal of the CDMA business		32	28	24
Accruals of retirement benefits		25	13	22
Unrealized profit for the inter-company transactions		214	224	260
Deductible tax losses		-	203	-
Changes in fair value on financial assets through other comprehensive income		-	467	1,121
Others		144	21	249

		6,103	5,908	5,792

Deferred tax liabilities:
Capitalization and amortization of direct incremental costs		(108)	(106)	(98)
Capitalized interest already deducted for tax purpose		(707)	(525)	(253)
Realized gain on changes in fair value of derivative financial instrument in 2009		-	(310)	(310)
Changes in fair value on financial assets through other comprehensive income		-	-	(10)
Others		(30)	(27)	(30)

		(845)	(968)	(701)

		5,258	4,940	5,091

Net deferred tax liabilities after offsetting:
Deferred tax assets:
Deductible tax losses carried forward		37	-	-
Changes in fair value on financial assets through other comprehensive income		41	-	-
Others		28	25	-

		106	25	-

Deferred tax liabilities:
Realized gain on changes in fair value of derivative financial instrument in 2009		(310)	-	-
Changes in fair value on financial assets through other comprehensive income		(23)	(12)	-
Accelerated depreciation for tax purpose		(18)	(35)	(17)

		(351)	(47)	(17)

		(245)	(22)	(17)

9.	TAXATION (continued)

(ii)

The prepayments for the leasehold land and buildings held by China Netcom were revalued for PRC tax purposes as of December 31, 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land and buildings were not recognized under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

10.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	Note	2010 (As restated)	2011

Equity securities issued by corporate		6,214	6,951

Analyzed by place of listing:
Listed in the PRC		127	114
Listed outside the PRC	34	6,087	6,837

		6,214	6,951

For the year ended December 31, 2011, changes in fair value of financial assets through other comprehensive income amounted to approximately RMB2,629 million (2009: approximately RMB71 million; 2010: approximately RMB1,777 million). The changes in fair value, net of tax impact of approximately RMB656 million (2009: approximately RMB33 million; 2010: approximately RMB437 million), was recorded in the consolidated statement of comprehensive income.

The Company increased its investment in Telefónica in January 2011. Please refer to Note 34 for details.

11. SUBSIDIARIES

As of December 31, 2011, the details of the Company’s subsidiaries are as follows:

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital	Principal activities and place of operation
		Direct Indirect

China United Network Communications Corporation Limited	The PRC, April 21, 2000, limited liability company	100%	-	RMB 138,091,677,828	Telecommunications operation in the PRC

China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, October 22, 1999, limited company	100%	-	6,699,197,200 ordinary shares, USD0.04 each	Investment holding in Hong Kong

China Unicom (Europe) Operations Limited	United Kingdom, November 8, 2006, limited company	100%	-	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom

China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	100%	-	1,000 shares, JPY366,000 each	Telecommunications operation in Japan

China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	100%	-	1 share, USD1 each and 15,000,000 shares, RMB1 each	Telecommunications operation in Singapore

Billion Express Investments Limited (“Billion Express”)	British Virgin Islands, August 15, 2007, limited company	100%	-	1 share, USD1 each	Investment holding and financing subsidiary of the Company

China Unicom Limited	Hong Kong, August 31, 2007, limited company	100%	-	2 ordinary shares, HKD1 each	Dormant

China Unicom (Hong Kong) Operations Limited	Hong Kong, May 24, 2000, limited company	-	100%	60,100,000 ordinary shares, HKD1 each	Telecommunications service in Hong Kong

China Netcom (Hong Kong) Operations Limited	Hong Kong, May 2, 2001, limited company	-	100%	1,000 ordinary shares, HKD1 each	Dormant

11. SUBSIDIARIES

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital	Principal activities and place of operation
		Direct Indirect

China Unicom (Americas) Operations Limited	The United States of America (the “USA”), May 24, 2002, limited company	-	100%	5,000 shares, USD100 each	Telecommunications service in the USA

Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	-	100%	RMB 500,000,000	Sales of handsets, telecommunications equipments and provision of technical services in the PRC

China Unicom System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	-	100%	RMB 550,000,000	Provision of information communications technology services in the PRC

China Unicom Broadband Online Limited Corporation	The PRC, March 29, 2006, limited liability company	-	100%	RMB 30,000,000	Provision of internet information services and value-added telecommunications services in the PRC

Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, June 1, 2007 limited liability company	-	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

Zhong Rong Information Service Limited Corporation	The PRC, March 31, 2008 limited liability company	-	100%	RMB 50,000,000	Provision of information consulting and technology development outsourcing services in the PRC

China Information Technology Designing & Consulting Institute Company Limited	The PRC, September 27, 2008 limited liability company	-	100%	RMB 430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC

11.	SUBSIDIARIES

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particular of issued share capital	Principal activities and place of operation
		Direct Indirect

Unicom Xingye Communication Technology Company Limited	The PRC, October 30, 2000, limited liability company	-	100%	RMB 30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunications cards in the PRC

China Unicom Information Navigation Company Limited	The PRC, September 17, 1998, limited liability company	-	100%	RMB 6,825,087,800	Provision of customer services in the PRC

Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	-	100%	RMB 10,000,000	Provision of project consultation and management service in the PRC

Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	-	100%	RMB 2,200,000	Provision of property management services in the PRC

Zhengzhou Information and Design Technology Publishing Company	The PRC, February 17, 2003, limited liability company	-	100%	RMB 300,000	Provision of magazine publishing services in the PRC

Unicom Payment Company Limited	The PRC, April 11, 2011, limited liability company	-	100%	RMB 250,000,000	Provision of e-payment services in the PRC

China Unicom NewSpace Limited	The PRC, September 21, 1995, limited liability company	-	100%	RMB 120,000,000	Provision of mobile subscriber value-added services in the PRC

China United Network Communications Beijing NewSpace Infinite Media Advertising Limited Corporation	The PRC, July 21, 2006, limited liability company	-	100%	RMB 100,000	Provision of advertising design, production, agency and publication in the PRC

Designing Techniques of Posts and Telecommunications Magazine Office Company Limited	The PRC, December 15, 2011, limited liability company	-	100%	RMB 300,000	Provision of magazine publishing services in the PRC

12. OTHER ASSETS

	January 1, 2010 (As restated)	2010 (As restated)	2011

Direct incremental costs for activating mobile subscribers	433	423	390
Installation costs of Fixed-line services	1,732	1,309	1,022
Prepaid rental for premises and leased lines	3,454	3,521	3,919
Purchased software	3,955	4,443	5,506
Others	2,023	2,060	2,264

	11,597	11,756	13,101

13. INVENTORIES AND CONSUMABLES

	2010	2011

Handsets and other customer end products	2,461	3,387
Telephone cards	308	296
Consumables	860	887
Others	99	81

	3,728	4,651

14. ACCOUNTS RECEIVABLE

	January 1, 2010 (As restated)	2010 (As restated)	2011

Accounts receivable for Mobile business	3,850	5,022	5,782
Accounts receivable for Fixed-line business	8,783	8,042	8,886
Accounts receivable for other business	272	220	254

Sub-total	12,905	13,284	14,922

Less: Provision for doubtful debts for Mobile business	(1,874)	(2,074)	(1,813)
Provision for doubtful debts for Fixed-line business	(2,115)	(1,829)	(1,675)
Provision for doubtful debts for other business	(81)	(77)	(22)

	8,835	9,304	11,412

The aging analysis of accounts receivable is as follows:

	January 1, 2010 (As restated)	2010 (As restated)	2011

Within one month	6,390	6,634	8,556
More than one month to three months	1,235	1,321	1,009
More than three months to one year	2,936	3,054	3,189
More than one year	2,344	2,275	2,168

	12,905	13,284	14,922

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

14. ACCOUNTS RECEIVABLE (continued)

As of December 31, 2011, accounts receivable of approximately RMB2,856 million (2010: approximately RMB2,670 million) were past due but not impaired. Such overdue amounts can be recovered based on past experience. The aged analysis of these receivables was as follows:

	January 1, 2010 (As restated)	2010 (As restated)	2011

More than one month to three months	1,235	1,321	1,009
More than three months to one year	882	1,056	1,464
More than one year	328	293	383

	2,445	2,670	2,856

As of December 31, 2011, accounts receivable of approximately RMB3,510 million (2010: approximately RMB3,980 million) were impaired. The Group makes such provision based on its past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. The Group makes a full provision for receivables aged over 3 months after the credit period for individual subscribers unless they meet certain specified credit assessment criteria. The individually impaired receivables mainly relate to subscriber service fees. The aging of these receivables is as follows:

	January 1, 2010	2010	2011

More than three months to one year	2,054	1,998	1,725
More than one year	2,016	1,982	1,785

	4,070	3,980	3,510

Provision for doubtful debts is analyzed as follows:
	January 1, 2010	2010	2011

Balance, beginning of year	3,462	4,070	3,980
Provision for the year	2,334	2,573	2,658
Written-off during the year	(1,726)	(2,663)	(3,128)

Balance, end of year	4,070	3,980	3,510

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

15. PREPAYMENTS AND OTHER CURRENT ASSETS

	January 1, 2010 (As restated)	2010	2011

Prepaid rental	845	1,318	1,590
Deposits and prepayments	1,379	2,006	2,624
Prepaid income taxes	1,060	620	696
Advances to employees	274	321	285
Others	695	850	932

	4,253	5,115	6,127

The aging analysis of prepayments and other current assets is as follows:

	January 1, 2010 (As restated)	2010	2011

Within one year	3,807	4,629	5,604
More than one year	446	486	523

	4,253	5,115	6,127

As of December 31, 2010 and 2011, there was no significant impairment for the prepayments and other current assets.

16. SHORT-TERM BANK DEPOSITS

	2010	2011

Bank deposits with maturity exceeding three months	254	287
Restricted bank deposits	19	17

	273	304

As of December 31, 2010 and 2011, restricted bank deposits primarily represented deposits that were subject to externally imposed restrictions as requested by contractors in relation to payables owed to the contractors.

17. CASH AND CASH EQUIVALENTS

	January 1, 2010 (As restated)	2010 (As restated)	2011

Cash at bank and in hand	7,285	12,622	14,669
Bank deposits with original maturities of three months or less	610	9,975	437

	7,895	22,597	15,106

18. SHARE CAPITAL

	2010 HKD millions	2011 HKD millions
Authorized:
30,000,000,000 ordinary shares of HKD0.10 each	3,000	3,000

Issued and fully paid:	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total

At January 1, 2010	23,562	2,355	2,310	173,435	175,745
Issuance of shares upon exercise of options (Note 36)	-	-	-	1	1

At December 31, 2010	23,562	2,355	2,310	173,436	175,746
Issuance of shares upon exercise of options (Note 36)	3	1	1	36	37

At December 31, 2011	23,565	2,356	2,311	173,472	175,783

19. RESERVES

(a)  Nature and purpose

(i)   Statutory reserves

CUCL is a registered as foreign investment enterprise in the PRC. In accordance with the Articles of Association, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from income after tax and non-controlling interests but before dividend distribution.

CUCL is required to allocate at least 10% of its income after tax and non-controlling interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CUCL appropriated approximately RMB271 million (2009: approximately RMB769 million; 2010: approximately RMB379 million) to the general reserve fund for the year ended December 31, 2011.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs/HKFRSs, the appropriations to the staff bonus and welfare fund will be charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2009, 2010 and 2011, no appropriation to staff bonus and welfare fund has been made by CUCL.

According to the PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group’s upfront installation fees in respect of the Fixed-line business are not subject to the PRC enterprise income tax and an amount equal to the upfront installation fees recognized in the retained profits should be transferred from retained profits to the statutory reserve. Up to December 31, 2011, the Group has made an accumulated appropriation of approximately RMB12,289 million to the statutory reserve (Up to December 31, 2009 : approximately RMB12,082 million; up to December 31, 2010 : approximately RMB12,274 million).

19. RESERVES (continued)

(a)  Nature and purpose (continued)

(ii)  Share premium and capital redemption reserve

The application of the share premium account and the capital redemption reserve is governed by Sections 48B and 49H, respectively, of the Hong Kong Companies Ordinance and these reserves cannot be distributed to shareholders by way of dividend.

(iii) Investment revaluation reserve

The investment revaluation reserve represents the changes in fair value of financial assets through other comprehensive income, net of tax, until the financial assets are derecognized.

(iv) Convertible bonds reserve

The convertible bonds reserve represents the equity component of the convertible bonds at initial recognition.

20. LONG-TERM BANK LOANS

	Interest rates and final maturity	2010	2011

RMB denominated bank loans	Floating interest rate, 15% downward on the benchmark interest rate issued by the People’s Bank of China for three years bank borrowings on quarterly basis with maturity through 2013	800	800

USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (2010: Nil to 5.00%) per annum with maturity through 2039 (2010: maturity through 2039)	455	411

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2010: 1.10% to 2.50%) per annum with maturity through 2034 (2010: maturity through 2034)	265	223

Sub-total		1,520	1,434

Less: Current portion		(58)	(50)

		1,462	1,384

As of December 31, 2011, long-term bank loans of approximately RMB116 million (2010: approximately RMB128 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2010	2011

Balances due:
- not later than one year	58	50
- later than one year and not later than two years	50	848
- later than two years and not later than five years	950	150
- later than five years	462	386

	1,520	1,434
Less: Portion classified as current liabilities	(58)	(50)

	1,462	1,384

20. LONG-TERM BANK LOANS (continued)

The fair values of the Group’s non-current portion of long-term bank loans at December 31, 2010 and 2011 are as follows:

	2010	2011

Long-term bank loans	1,311	1,225

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.63% to 5.41% (2010: 4.28% to 4.97%) per annum.

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

The fair value of the Group’s promissory notes at December 31, 2011 amounted to approximately RMB14,882 million (2010: approximately RMB14,881 million). The fair value is computed based on the expected cash flows discounted on market rates ranging from 4.71% to 4.79% (2010: 4.15% to 4.25%) per annum.

22. CONVERTIBLE BONDS

On October 18, 2010, Billion Express, a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of HKD0.10 per share of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to certain anti-dilution and change in control adjustments set out in the Trust deed dated October 18, 2010. The bondholders may exercise conversion rights at any time on or after November 28, 2010 up to the close of business on October 8, 2015 or, if such convertible bonds shall have been called for redemption by the Company before October 18, 2015, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof. Billion Express will, at the option of a bondholder, redeem all and not some only of such bondholder’s convertible bonds on October 18, 2013 at their principal amount together with interest accrued and unpaid to the date fixed for redemption. In addition, on or at any time after October 18, 2013 and prior to October 18, 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

22. CONVERTIBLE BONDS (continued)

During the years ended December 31, 2010 and 2011, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to convertible bonds reserve under equity attributable to owners of the parent.

The convertible bonds recognized in the consolidated balance sheet are calculated as follows:

Face value of convertible bonds at issue date	12,236
Less: direct issue costs	(96)

Face value of convertible bonds at issue date, net	12,140

Including:
Equity component on initial recognition	572
Liability component on initial recognition	11,568

12,140

Movement of liability component:
Liability component on initial recognition	11,568
Less: effect of exchange gain on liability component	(55)
Add: imputed finance cost	45

Liability component at December 31, 2010	11,558
Less: effect of exchange gain on liability component	(565)
Less: interest paid	(89)
Add: imputed finance cost	214

Liability component at December 31, 2011	11,118

The liability component of the convertible bonds at December 31, 2011 amounted to approximately RMB11,118 million (equivalent to USD1,765 million) (2010: approximately RMB11,558 million (equivalent to USD1,745 million)) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

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

The fair values of the Group’s corporate bonds at December 31, 2010 and 2011 are as follows:

	2010	2011

Corporate bonds	7,205	7,123

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.92% to 4.93% (2010: 4.28% to 5.01%) per annum.

24. OTHER OBLIGATIONS

	Note	2010	2011

One-off cash housing subsidies	(a)	2,502	2,502
Obligations under finance lease	(b)	204	78
Others		93	94

Sub-total		2,799	2,674

Less: Current portion		(2,637)	(2,586)

		162	88

(a)  The movement of one-off cash housing subsidies is as follows:

One-off cash housing subsidies

As of January 1, 2010, December 31, 2010, and December 31, 2011	2,502

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

24. OTHER OBLIGATIONS (continued)

(b)  Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analyzed as follows:

	2010	2011

Total minimum lease payments under finance lease:
- not later than one year	129	80
- later than one year and not later than two years	82	-

	211	80

Less: Future finance charges	(7)	(2)

Present value of minimum obligations	204	78

Representing obligations under finance lease:
- current liabilities	126	78

- non-current liabilities	78	-

25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 1, 2010 (As restated)	2010 (As restated)	2011

Payables to contractors and equipment suppliers	85,943	76,536	72,068
Payables to telecommunications products suppliers	3,193	3,189	5,203
Customer/contractor deposits	2,523	3,201	3,517
Repair and maintenance expense payables	1,900	2,449	2,325
Salary and welfare payables	1,370	1,020	1,344
Interest payable	212	740	832
Amounts due to services providers / content providers	1,083	1,037	1,175
Accrued expenses	4,261	5,391	6,381
Others	3,611	4,103	2,407

	104,096	97,666	95,252

The aging analysis of payables and accrued liabilities is as follows:

	January 1, 2010 (As restated)	2010 (As restated)	2011

Less than six months	91,011	85,491	85,699
Six months to one year	4,023	3,863	5,483
More than one year	9,062	8,312	4,070

	104,096	97,666	95,252

26. COMMERCIAL PAPERS - GROUP

On April 1, 2010, CUCL issued tranche one of 2010 commercial paper in the amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carried interests at 2.64% per annum. The commercial paper was fully repaid in March 2011.

On September 20, 2010, CUCL issued tranche two of 2010 commercial paper in the amount of RMB8 billion, with a maturity date of 365 days from the date of issue and carried interests at 2.81% per annum. The commercial paper was fully repaid in September 2011.

On March 10, 2011, CUCL issued tranche one and tranche two of 2011 super and short-term commercial papers in an amount of RMB8 billion each, with a maturity date of 180 days from the date of issue and carried interest at 3.88% per annum. The super and short-term commercial papers were fully repaid in September 2011.

On August 25, 2011, CUCL issued tranche one of 2011 commercial papers in an amount of RMB15 billion, with a maturity date of 366 days from the date of issue and carries interest at 5.23% per annum.

On September 16, 2011, CUCL issued tranche three and tranche four of 2011 super and short-term commercial papers in an amount of RMB4 billion each, with a maturity date of 30 days from the date of issue and carried interest at 5.35% per annum. The super and short-term commercial papers were fully repaid in October 2011.

On October 20, 2011, CUCL issued tranche two of 2011 commercial papers in an amount of RMB8 billion, with a maturity date of 366 days from the date of issue and carries interest at 5.78% per annum.

On November 21, 2011, CUCL issued tranche five of 2011 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 180 days from the date of issue and carries interest at 4.65% per annum.

The carrying values of commercial papers approximate their fair values as of the balance sheet date.

27. SHORT-TERM BANK LOANS

	Interest rates and final maturity	2010	2011

RMB denominated bank loans	Fixed interest rates ranging from 1.09% to 4.12% (2010: 2.88% to 4.59%) per annum with maturity through 2012 (2010: maturity through 2011)	2,610	1,000

RMB denominated bank loans	Floating interests rates, 0% downward (2010: 10% downward) on the benchmark interest rate issued by the People’s Bank of China with maturity through 2012 (2010: maturity through 2011)	23,225	16,810

HKD denominated bank loans	Floating interest rates of HKD HIBOR plus interest margin from 0.63% to 2.15% (2010: 0.40% to 1.00%) per annum with maturity through 2012 (2010: maturity through 2011)	10,892	14,512

Total		36,727	32,322

The carrying values of short-term bank loans approximate their fair values as of the balance sheet date.

28. REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information (“MIIT”) and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB6,352 million for the year ended December 31, 2011 (2009: approximately RMB4,490 million; 2010: approximately RMB4,873 million).

The major components of revenue are as follows:

	2009 (As restated)	2010 (As restated)	2011

Mobile business
- Usage and monthly fees	42,297	47,004	54,186
- Value-added services revenue	19,150	25,920	37,880
- Interconnection fees	8,220	9,022	10,726
- Other service revenue	435	503	515

Total service revenue from Mobile business	70,102	82,449	103,307

Fixed-line business
- Usage and monthly fees	34,369	29,085	24,116
- Broadband, data and other Internet-related services revenue	26,364	32,595	38,500
- Interconnection fees	5,599	5,243	4,579
- Value-added services revenue	5,238	4,860	4,562
- Leased line income	5,683	5,589	6,859
- Information communication technology services revenue	1,035	1,048	1,634
- Upfront connection fees	490	192	15
- Other service revenue	2,382	1,330	1,377

Total service revenue from Fixed-line business	81,160	79,942	81,642

Unallocated service revenue	601	1,692	936

Total service revenue	151,863	164,083	185,885
Sales of telecommunications products	2,163	7,287	23,282

Total revenue from external customers	154,026	171,370	209,167

29. NETWORKS, OPERATIONS AND SUPPORT EXPENSES

	2009 (As restated)	2010 (As restated)	2011

Repair and maintenance	8,606	8,785	9,581
Power and water charges	7,414	8,884	9,893
Operating leases for networks, premises, equipment and facilities	6,779	7,848	8,978
Others	941	870	997

Total networks, operations and support expenses	23,740	26,387	29,449

30. EMPLOYEE BENEFIT EXPENSES

	Note	2009 (As restated)	2010 (As restated)	2011

Salaries and wages		17,108	18,130	20,904
Contributions to defined contribution pension schemes		2,559	2,672	2,860
Contributions to medical insurance		749	881	1,111
Contributions to housing fund		1,321	1,423	1,524
Other housing benefits		183	186	185
Share-based compensation	36	27	56	17

Total employee benefit expenses		21,947	23,348	26,601

31. COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2009 (As restated)	2010 (As restated)	2011

Handsets	1,893	8,688	27,773
Wireless data cards	161	728	890
Telephone cards	158	994	901
Others	477	278	175

Total costs of telecommunications products sold	2,689	10,688	29,739

32. OTHER OPERATING EXPENSES

	2009 (As restated)	2010 (As restated)	2011

Provision for doubtful debts	2,355	2,583	2,645
Cost in relation to information communications technology services	839	896	1,410
Commission expenses	11,994	13,776	17,457
Advertising and promotion expenses	4,290	3,933	4,271
Customer installation cost	2,449	2,435	2,577
Customer acquisition and retention cost	2,287	3,591	4,445
Auditors’ remuneration	73	68	67
Property management fee	1,435	1,505	1,667
Office and administrative expenses	2,918	3,425	3,555
Transportation expense	1,826	1,805	1,988
Miscellaneous taxes and fees	583	653	757
Others	3,002	2,927	2,747

Total other operating expenses	34,051	37,597	43,586

33. FINANCE COSTS

	Note	2009	2010	2011

Finance costs:
- Interest on bank loans repayable within 5 years		911	1,726	1,338
- Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		607	824	1,820
- Interest on convertible bonds repayable within 5 years		-	45	214
- Interest on related party loans repayable within 5 years		16	25	20
- Interest on bank loans repayable over 5 years		5	4	3
- Interest on corporate bonds repayable over 5 years		90	90	90
- Less: Amounts capitalized in construction-in-progress	6	(806)	(804)	(1,151)

Total interest expense		823	1,910	2,334
- Exchange loss/(gain), net		15	(388)	(1,207)
- Others		198	227	347

Total finance costs		1,036	1,749	1,474

34. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

On September 6, 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

At the inception of the subscription agreement on September 6, 2009, the Company’s agreement to undertake the above mutual investment with Telefónica is treated as a derivative financial instrument in accordance with IAS/HKAS 39 “Financial instrument: Recognition and measurement” as it represents a forward contract for the purchase of shares by the Company and Telefónica in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument would be remeasured at fair value at each balance sheet date with all subsequent changes in fair value being charged or credited to the statement of income in the period when the change occurs until the completion of the mutual investment by the Company and Telefónica in each other at the Completion Date. On October 21, 2009, the derivative financial instrument was derecognized and an financial asset at fair value through other comprehensive income, representing the investment in the Telefónica shares, was recognized correspondingly at the then fair value of the Telefónica shares. In addition, on October 21, 2009, the Company issued 693,912,264 ordinary shares of HKD0.10 each at a price of HKD11.17 per share in exchange for 40,730,735 Telefónica treasury shares at a price of Euro17.24 each.

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

On January 23, 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On January 25, 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

As of December 31, 2011, the related financial assets at fair value through other comprehensive income amounted to approximately RMB6,837 million (2009: approximately RMB7,789 million; 2010: approximately RMB6,087 million). For the year ended December 31, 2011, changes in fair value of financial asset through other comprehensive income amounted to approximately RMB2,616 million (2009: approximately RMB163 million; 2010: approximately RMB1,702 million). The changes in fair value, net of tax impact of approximately RMB654 million (2009: approximately RMB41 million; 2010: approximately RMB426 million), was recorded in the consolidated statement of comprehensive income.

35. OTHER INCOME – NET

	2009 (As restated)	2010 (As restated)	2011

Dividend income from financial assets at fair value through other comprehensive income	215	485	867
Gain on the non-monetary assets exchange	38	10	-
Others	709	726	584

Total other income-net	962	1,221	1,451

36. EQUITY-SETTLED SHARE OPTION SCHEMES

36.1	Fixed award pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”)

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

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the share option scheme (Note 36.2) in May 2002, May 2007 and May 2009, respectively. Apart from the above two terms, the principal terms are substantially the same as the amended Share Option Scheme in all material aspects.

36. EQUITY-SETTLED SHARE OPTION SCHEMES (continued)

36.2	Share option scheme (the “Share Option Scheme”)

On June 1, 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares not exceeding 10% of the total issued share capital of the Company. Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

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

In May 2009, the Company further amended the Share Option Scheme with major amendments related to the exercise period.

All of the share options granted under Note 36.1 and 36.2 are governed by the amended terms of the Pre-Global Share Option Scheme and the Share Option Scheme as mentioned above.

36. EQUITY-SETTLED SHARE OPTION SCHEMES (continued)

36.3	Special Purpose Unicom Share Option Scheme (the “Special Purpose Share Option Scheme”)

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

In May 2009, the Company amended the Special Purpose Share Option Scheme relating to the exercise period. For details, please refer to Note (i) under 36.3 “Share option information” in this section.

No further options can be granted under the Special Purpose Share Option Scheme.

36. EQUITY-SETTLED SHARE OPTION SCHEMES (continued)

36.4	Share option information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2009		2010		2011

	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved

Balance, beginning of year	6.95	413,074,166	6.95	413,074,166	6.59	396,012,118
Granted	-	-	-	-	-	-
Lapsed	-	-	15.42	(16,977,600)	15.42	(1,806,000)
Exercised	-	-	5.57	(84,448)	14.77	(2,724,960)

Balance, end of year	6.95	413,074,166	6.59	396,012,118	6.49	391,481,158

Exercisable at end of year	6.88	390,841,799	6.59	396,012,118	6.49	391,481,158

Exercise of share options during the year ended December 31, 2011 resulted in 2,724,960 shares being issued (2009: nil; 2010: 84,448), with exercise proceeds of approximately RMB35 million (2009: nil; 2010: RMB0.41 million).

36. EQUITY-SETTLED SHARE OPTION SCHEME (continued)

36.4	Share option information (continued)

As of balance sheet date, information of outstanding share options is summarized as follows:

Date of options grant	Vesting period	Exercisable period (Note i)	The price per share to be paid on exercise of options	Number of share options outstanding as of December 31, 2010	Number of share options outstanding as of December 31, 2011

Share options granted under the Share Option Scheme:

June 30, 2001	June 30, 2001	June 30, 2001 to June 22, 2011	HKD15.42	4,350,000	-

May 21, 2003	May 21, 2003 to May 21, 2006	May 21, 2004 to May 20, 2012	HKD4.30	8,956,000	8,956,000

July 20, 2004	July 20, 2004 to July 20, 2007	July 20, 2005 to July 19, 2012	HKD5.92	41,024,000	41,024,000

December 21, 2004	December 21, 2004 to December 21, 2007	December 21, 2005 to December 20, 2012	HKD6.20	654,000	654,000

February 15, 2006	February 15, 2006 to February 15, 2009	February 15, 2008 to February 14, 2013	HKD6.35	151,556,000	151,556,000

Share options granted under the Special Purpose Share Option Scheme:

October 15, 2008	October 15, 2008 to May 17, 2009	October 15, 2008 to November 16, 2012	HKD5.57	100,542,650	100,361,690

October 15, 2008	October 15, 2008 to December 6, 2010	October 15, 2008 to December 5, 2012	HKD8.26	88,929,468	88,929,468

				396,012,118	391,481,158

The options outstanding as of December 31, 2011 had a weighted average remaining contractual life of 0.94 years (2010: 0.93 years).

36. EQUITY-SETTLED SHARE OPTION SCHEME (continued)

36.4	Share option information (continued)

Note i:

In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the BOD pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the BOD as “Transferred Personnel” under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a “Mandatory Moratorium” under the relevant terms of the Share Option Scheme. As the “Mandatory Moratorium” continued to be in force, the BOD further extended the exercise periods of certain share options by one year in each of March 2010, 2011 and 2012 under the relevant terms of the Share Option Scheme. As of December 31, 2011, approximately 23,440,000 (2010: 23,600,000) share options held by Transferred Personnel remained valid.

Furthermore, in each of March 2010, 2011 and 2012, the expiry dates for certain share options were extended by one year by the BOD pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to “Mandatory Moratorium”, which is still in force, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme. The 2012 modification is not expected to have significant impact on the consolidated statement of income for the year ending December 31, 2012.

No option was exercised for the year ended December 31, 2009.

Details of share options exercised during 2010 and 2011 are as follows:

For the year ended December 31, 2010:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved

October 15, 2008	5.57	11.76	470,375	84,448

For the year ended December 31, 2011:
Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved

June 30, 2001	15.42	16.32	39,228,480	2,544,000
October 15, 2008	5.57	15.62	1,007,947	180,960

			40,236,427	2,724,960

For the year ended December 31, 2011, employee share-based compensation expenses amounted to approximately RMB17 million (2009: approximately RMB27 million; 2010: approximately RMB56 million).

37. DIVIDENDS

At the annual general meeting held on May 12, 2010, the shareholders of the Company approved the payment of a final dividend of RMB0.16 per ordinary share for the year ended December 31, 2009 totaling approximately RMB3,770 million which has been reflected as a reduction of retained profits for the year ended December 31, 2010. As of December 31, 2010, such dividends have been paid by the Company, except for dividends due of approximately RMB431 million payable to Unicom BVI.

At the annual general meeting held on May 24, 2011, the shareholders of the Company approved the payment of a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2010 totaling approximately RMB1,885 million which has been reflected as a reduction of retained profits for the year ended December 31, 2011. As of December 31, 2011, all dividends have been paid by the Company, except for dividends due of approximately RMB479 million payable to Unicom BVI.

At a meeting held on March 22, 2012, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.10 per ordinary share to the shareholders for the year ended December 31, 2011 totaling approximately RMB2,356 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2011, but will be reflected as an appropriation of retained profits in the financial statements for the year ending December 31, 2012.

	2009	2010	2011
Proposed final dividend:
RMB0.10 (2009: RMB 0.16; 2010: RMB0.08) per ordinary share by the Company	3,770	1,885	2,356

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On November 11, 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a TRE from January 1, 2008. Therefore, as of December 31, 2010 and 2011, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed income of the Company’s subsidiaries in the PRC.

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

38. EARNINGS PER SHARE AND PER ADS

Basic earnings per share for the years ended December 31, 2009, 2010 and 2011 were computed by dividing the income attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended December 31, 2009, 2010 and 2011 were computed by dividing the income attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares for the years ended December 31, 2010 and 2011 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) the convertible bonds, while all potential ordinary shares for the year ended December 31, 2009 arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme, (iii) share options granted under the amended Special Purpose Share Option Scheme.

The potential ordinary shares which are not dilutive for the years ended December 31, 2010 and 2011 arose from (i) share options with exercise price of HKD15.42 granted under the amended Share Option Scheme and (ii) the convertible bonds with initial conversion price of HKD15.85, while the potential ordinary shares which are not dilutive for the year ended December 31, 2009 arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	2009 (As restated)	2010 (As restated)	2011
Numerator (in RMB millions):
Income attributable to owners of the parent	9,464	3,701	4,227

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,767	23,562	23,564
Dilutive equivalent shares arising from share options	128	142	221

Shares used in computing diluted earnings per share	23,895	23,704	23,785

Basic earnings per share (in RMB)	0.40	0.16	0.18

Basic earnings per ADS (in RMB)	3.98	1.57	1.79

Diluted earnings per share (in RMB)	0.40	0.16	0.18

Diluted earnings per ADS (in RMB)	3.96	1.56	1.78

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

39. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, financial assets at fair value through other comprehensive income, accounts receivable, amounts due from related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, convertible bonds, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

Cash and cash equivalents, short-term bank deposits and financial assets at fair value through other comprehensive income denominated in foreign currencies, as summarized below, have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2010 and 2011.

	2010			2011
	Original currency millions		RMB equivalent millions	Original currency millions		RMB equivalent millions
		Exchange rate			Exchange rate

Cash and cash equivalents:
- denominated in HK dollars	462	0.85	393	411	0.81	333
- denominated in US dollars	1,761	6.62	11,661	45	6.30	282
- denominated in Euro	24	8.81	213	14	8.16	114
- denominated in Japanese Yen	12	0.08	1	12	0.08	1
- denominated in Singapore dollars	-	5.12	-	0.1	4.87	1
- denominated in GBP	0.8	10.22	8	0.4	9.71	4

Sub-total			12,276			735

Short-term bank deposits:
- denominated in HK dollars	51	0.85	43	65	0.81	53
- denominated in US dollars	22	6.62	148	30	6.30	186

Sub-total			191			239

Financial assets at fair value through other comprehensive income:
- denominated in Euro	691	8.81	6,087	838	8.16	6,837

Total			18,554			7,811

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China. The carrying amounts of the Group’s cash and cash equivalents, short-term bank deposits, financial assets at fair value through other comprehensive income, other current financial assets and liabilities approximated their fair values as of December 31, 2010 and 2011 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair value as of the balance sheet date.

In connection with the fair value of the Group’s non-current portion of long-term bank loans, promissory notes, corporate bonds and the convertible bonds, please refer to the respective notes for details.

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

Management considers certain state-owned enterprises, which mainly include other telecommunications services operators, have material transactions with the Group in its ordinary course of business. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. The Group’s telecommunications networks depend, in large part, on interconnection with the networks and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been disclosed below.

40. RELATED PARTY TRANSACTIONS – GROUP (continued)

40.1	Transactions with Unicom Group and its subsidiaries

(a) Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2009 (As restated)	2010 (As restated)	2011
Transactions with Unicom Group and its subsidiaries:

Leasing fee of Telecommunications Networks in Southern China	(i), (ii)	2,000	2,200	2,400
Charges for value-added telecommunications services	(i), (iii)	24	30	51
Rental charges for property leasing	(i), (iv)	820	867	954
Charges for lease of telecommunications resources	(i), (v)	153	151	307
Charges for engineering design and construction services	(i), (vi)	2,786	2,248	2,728
Charges for shared services	(i), (vii)	266	308	177
Income from shared services	(i), (vii)	3	3	-
Charges for equipment procurement services	(i), (viii)	375	382	227
Charges for ancillary telecommunications services	(i), (ix)	689	953	1,174
Charges for comprehensive support services	(i), (x)	273	162	171
Income from comprehensive support services	(i), (x)	70	8	108
Agency fee incurred for procurement of telecommunications equipment	(i), (xi)	12	-	-

40. RELATED PARTY TRANSACTIONS – GROUP (continued)

40.1	Transactions with Unicom Group and its subsidiaries (continued)

(a) Recurring transactions (continued)

(i)

The agreements governing the recurring related party transactions disclosed in the table above entered between the Group and Unicom Group and its subsidiaries were expired on December 31, 2010. Accordingly, on 29 October 2010, CUCL entered into the new agreements, “2011-2012 Network Lease Agreement” with Unicom New Horizon, and “2011 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. Major changes of the key terms between the new agreements and the previous agreements are set out as follows:

—	2011-2012 Network Lease Agreement

Pursuant to 2011-2012 Network Lease Agreement, the lease of Telecommunications Networks in Southern China has extended to another two years effective from January 1, 2011 to December 31, 2012 and is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. The annual fee payable by CUCL for the lease for the year ended December 31, 2011 was RMB2.4 billion and for the year ending December 31, 2012 is RMB2.6 billion, respectively.

—	2011 Comprehensive Services Agreement

2011 Comprehensive Services Agreement has a term of three years commencing on January 1, 2011 and expiring on December 31, 2013, and the service fees payable shall be calculated on the same basis as under previous agreements.

40. RELATED PARTY TRANSACTIONS – GROUP (continued)

40.1	Transactions with Unicom Group and its subsidiaries (continued)

(a) Recurring transactions (continued)

(ii)

Unicom New Horizon agreed to lease to CUCL the Telecommunications Networks in Southern China for its operations of Fixed-line business in Southern China. Under the network lease agreement, CUCL shall pay annual leasing fees of RMB2.0 billion, RMB 2.2 billion and RMB 2.4 billion for the years ended December 31, 2009, 2010 and 2011 respectively.

(iii)

UNISK (Beijing) Information Technology Corporation Limited (“UNISK”) agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communication network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group’s subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK for settlement, on the condition that such proportion allocated to UNISK does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK by the Group varies depending on the types of value-added service provided to the Group.

(vi)	CUCL and Unicom Group agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes.

40. RELATED PARTY TRANSACTIONS – GROUP (continued)

40.1	Transactions with Unicom Group and its subsidiaries (continued)

(a) Recurring transactions (continued)

(v)

Unicom Group agreed to lease to CUCL certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) and certain other telecommunications facilities for its operations. The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and facilities provided that such charges would not be higher than market rates. For maintenance service to the telecommunications facilities aforementioned, unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL and determined with reference to market rates or a cost-plus basis if there are no market rates.

(vi)

Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided.

(vii)

Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments.

40. RELATED PARTY TRANSACTIONS – GROUP (continued)

40.1	Transactions with Unicom Group and its subsidiaries (continued)

(a) Recurring transactions (continued)

(viii)

Unicom Group agreed to provide comprehensive procurement services for imported and domestic telecommunications equipment and other domestic non-telecommunications equipment to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above equipment and materials procurement. The charges payable by CUCL to Unicom Group are based on contract values, market rates, government guidance price or cost-plus basis where applicable.

(ix)

Unicom Group agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ service. The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

40. RELATED PARTY TRANSACTIONS – GROUP (continued)

40.1	Transactions with Unicom Group and its subsidiaries (continued)

(a) Recurring transactions (continued)

(x)

Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (v) above), vehicle services, health and medical services, labor services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(xi)

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

(xii)

Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark license agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis. In addition, the Group has been authorized by Unicom Group to operate the telecommunications businesses nationwide in China at no cost.

40. RELATED PARTY TRANSACTIONS – GROUP (continued)

40.1	Transactions with Unicom Group and its subsidiaries (continued)

(b)	Non-recurring transactions

On December 1, 2011, Broadband Online completed the acquisition of Unicom NewSpace (Note 1). The purchase of Unicom NewSpace has been accounted for using merger accounting in accordance with AG 5. Accordingly, the transactions between Unicom NewSpace and the Group were eliminated and no longer disclosed as related party transactions in the consolidated financial statements.

In January 2009, CUCL completed the acquisitions of the Target Business and the Target Assets from Unicom Group and Netcom Group. For details, please refer to Note 1.

(c)	Amounts due from and to related parties/Unicom Group and its subsidiaries

Amounts due to related parties as of December 31, 2011 included the unsecured short-term loans from China Netcom Corporation (BVI) Limited of approximately HKD2,630 million (equivalent to RMB2,132 million) (2010: HKD2,390 million, equivalent to RMB2,033 million). The loan carries interest rate at HIBOR plus 0.8% per annum and is repayable in 2012.

In addition, amounts due to related parties as of December 31, 2011 included the unsecured short-term loans from Netcom Group BVI of approximately HKD30 million (equivalent to RMB24 million) (2010: Nil). The loan carries interest rate at HIBOR plus 0.1% per annum and is repayable in 2012.

Amounts due to Unicom Group as of December 31, 2011 included the consideration payable in connection with 2011 Business Combination of approximately RMB158 million.

Apart from the short-term loans as aforementioned, amounts due from and to related parties, Unicom Group, and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with related parties/Unicom Group and its subsidiaries as described in (a) above.

40.2	Domestic carriers

(a)	Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Note	2009	2010	2011

Interconnection revenue	(i)	12,083	12,165	13,253
Interconnection charges	(i)	11,740	12,564	14,861
Leased line revenue	(ii)	433	346	283
Leased line charges	(ii)	102	113	116
Engineering design and technical service revenue	(iii)	287	208	219

40. RELATED PARTY TRANSACTIONS – GROUP (continued)

40.2	Domestic carriers

(a)	Significant recurring transactions with domestic carriers (continued)

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

(b)	Amounts due from and to domestic carriers

	2010	2011
Amounts due from domestic carriers
- Receivables for interconnection revenue, leased line revenue and engineering design and technical service revenue	1,296	1,230
- Less: Provision for doubtful debts	(35)	(49)

	1,261	1,181

Amounts due to domestic carriers
- Payables for interconnection charges and leased lines charges	873	1,344

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

41. CONTINGENCIES AND COMMITMENTS

41.1	Capital commitments

As of December 31, 2010 and 2011, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	2010	2011
	Total	Land and buildings	Equipment	Total

Authorized and contracted for	6,080	374	6,813	7,187
Authorized but not contracted for	2,303	185	1,445	1,630

Total	8,383	559	8,258	8,817

41.2	Operating lease commitments

As of December 31, 2010 and 2011, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	2010	2011
	Total	Land and buildings	Equipment	Telecommunications Networks in Southern China (Note 4.2(b))	Total

Leases expiring:
- not later than one year	4,246	1,294	539	2,600	4,433
- later than one year and not later than five years	6,207	3,310	1,264	-	4,574
- later than five years	950	496	105	-	601

Total	11,403	5,100	1,908	2,600	9,608

41. CONTINGENCIES AND COMMITMENTS (continued)

41.3	Contingent liabilities

As aforementioned in Note 28, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and CNC China. Based on management’s assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as of December 31, 2010 and 2011.

In addition, in 2011, the NDRC investigated the alleged monopolistic conducts in the broadband internet business of the Group. Based on management’s assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as of December 31, 2011.

41.4	Guarantee

The Company provides guarantee in favor of the convertible bondholders in respect of the outstanding convertible bonds issued by Billion Express (Note 22).

42. EVENTS AFTER THE REPORTING PERIOD

Proposed dividend

After the reporting period, the Board of Directors proposed a final dividend for 2011. For details, please refer to Note 37.

43. COMPARATIVE FIGURES

As stated in Note 2.2, the comparative figures have been restated to reflect the effects of the 2011 Business Combination under common control and the effects of the changes in accounting policies upon the adoption of amended IFRS/HKFRS1. In addition, for comparative purposes, certain comparative figures have been reclassified to conform with current year presentation.

44. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 25, 2012.