Form 20-F
period 2012-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2013-04-25
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, 23,565,051,919 ordinary shares were issued and outstanding.

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

- ii -

Note Regarding Forward-Looking Statements

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) our plans and strategies, including those in connection with our mergers and acquisitions and capital expenditures; (ii) our plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) our competitive position, including our ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage our position as an integrated telecommunications operator and expand into new businesses and markets; (iv) our future business condition, including our future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, our new and existing products and services, in particular, 3G services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update any of these forward-looking statements and are under no obligation to do so.

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

- iii -

•

changes in the political, economic, legal and social conditions in China, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

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

•

references to “our fixed-line northern service region” mean the 10 municipalities, provinces and region where we operate fixed-line services in northern China, consisting of Beijing and Tianjin Municipalities, and Hebei, Henan, Shandong, Liaoning, Heilongjiang, Jilin, and Shanxi Provinces, and the Inner Mongolia Autonomous Region;

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

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 and the selected historical consolidated balance sheet data as of December 31, 2011 and 2012 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated income statement data for the years ended December 31, 2008 and 2009 and consolidated balance sheet data as of December 31, 2008, 2009 and 2010 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our consolidated financial statements as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 have been prepared and presented in accordance with IFRS/HKFRS. The statistical information set forth in this annual report on Form 20-F relating to China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside China.

In December 2012, we completed the acquisition of the entire equity interest in Unicom New Horizon Telecommunications Company Limited, or Unicom New Horizon, through our wholly-owned subsidiary, China United Network Communications Corporation Limited, or CUCL, from Unicom Group, or the 2012 Acquisition. See “A. History and Development of the Company — Unicom Acquisitions and Sales — 2012 Acquisition”. As Unicom New Horizon did not meet the definition of a “business” under IFRS/HKFRS 3 (Revised) “Business Combinations”, we accounted for the 2012 Acquisition as an asset purchase transaction in accordance with IAS/HKAS 16 “Property, Plant and Equipment”.

We completed (i) the acquisition of the entire equity interest in China Unicom NewSpace Limited, or Unicom NewSpace, by China Unicom Broadband Online Limited Corporation, or Broadband Online, a wholly-owned subsidiary of CUCL, from Unicom Group, or the 2011 Acquisition, in December 2011, (ii) the acquisitions of fixed-line business in 21 provinces in southern China, the local access telephone business in Tianjin Municipality, three subsidiaries (together referred to as the “Target Business”) and certain other telecommunications assets from Unicom Group and Netcom Group (which was later merged with Unicom Group in January 2009), or the 2009 Acquisition, in January 2009, and (iii) a merger with China Netcom in October 2008. See “A. History and Development of the Company — Unicom Acquisitions and Sales — 2011 Acquisition”, “A. History and Development of the Company — Unicom Acquisitions and Sales — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” and “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions — Merger with China Netcom and Related Transactions” under Item 4, respectively. Because (i) we and Unicom NewSpace were under common control of Unicom Group both prior to and after the 2011 Acquisition, (ii) we and the Target Business were under common control of Unicom Group both prior to and after the 2009 Acquisition and (iii) we and China Netcom were under the common control of the PRC Government both prior to and after the merger, each of the acquisitions and the merger is considered as a business combination of entities and businesses under common control and has been accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations”, or AG 5, issued by the HKICPA in November 2005. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. Given that the acquired entities and businesses mentioned above in this paragraph had always been under common control during all the periods presented, the assets and liabilities thereof are stated at predecessor values and are included in the consolidated financial statements included in this annual report on Form 20-F as if these entities and their businesses acquired had always been part of our company during all the periods presented.

We completed the disposal of our CDMA business in October 2008. See “A. History and Development of the Company — Sale of CDMA Business, Merger with China Netcom and Related Transactions — Disposal of CDMA Business and Related Transactions” under Item 4. In accordance with IFRS/HKFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, we recognized the CDMA business as discontinued operations and the CDMA business was presented separately as discontinued operations in our audited consolidated statement of income and statement of cash flows for the year ended December 31, 2008.

	As of or for the year ended December 31
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Income Statement Data:

CONTINUING OPERATIONS
Revenue(2)
Mobile services
Service revenue	64,674	70,102	82,449	103,307	126,036	20,230
Sales of mobile telecommunications products	532	1,970	7,173	23,219	38,735	6,217

Total mobile telecommunications revenue	65,206	72,072	89,622	126,526	164,771	26,447

Fixed-line services
Service revenue (2)	92,593	81,160	79,942	81,642	83,213	13,357
Sales of fixed-line telecommunications products	1,362	193	114	63	64	10

Total fixed-line telecommunications revenue	93,955	81,353	80,056	81,705	83,277	13,367

Unallocated amounts
Service revenue (2)	701	601	1,692	936	878	141
Sales of other telecommunications products	5	-	-	-	-	-

	706	601	1,692	936	878	141

Total revenue	159,867	154,026	171,370	209,167	248,926	39,955

Total costs, expenses and others	(156,444)	(141,870)	(166,786)	(203,569)	(239,405)	(38,427)

Income from continuing operations before income tax	3,423	12,156	4,584	5,598	9,521	1,528

Income tax expenses	(1,664)	(2,692)	(883)	(1,371)	(2,425)	(389)

Income from continuing operations	1,759	9,464	3,701	4,227	7,096	1,139

	As of or for the year ended December 31
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
DISCONTINUED OPERATIONS(3)
Income from discontinued operations	1,438	-	-	-	-	-
Gain on disposal of discontinued operations	26,135	-	-	-	-	-

Sub-total for discontinued operation	27,573	-	-	-	-	-

Net income	29,332	9,464	3,701	4,227	7,096	1,139

Earnings per share for income attributable to owners of the parent during the year
-Basic earnings per share(4)	1.23	0.40	0.16	0.18	0.30	0.05
-Diluted earnings per share(4)	1.22	0.40	0.16	0.18	0.30	0.05
-Basic earnings per ADS(5)	12.35	3.98	1.57	1.79	3.01	0.48
-Diluted earnings per ADS(5)	12.25	3.96	1.56	1.78	2.96	0.48

Earnings per share for income from continuing operations attributable to owners of the parent during the year
-Basic earnings per share(4)	0.07	0.40	0.16	0.18	0.30	0.05
-Diluted earnings per share(4)	0.07	0.40	0.16	0.18	0.30	0.05
-Basic earnings per ADS(5)	0.74	3.98	1.57	1.79	3.01	0.48
-Diluted earnings per ADS(5)	0.73	3.96	1.56	1.78	2.96	0.48

Earnings per share for income from discontinued operations attributable to owners of the parent during the year
-Basic earnings per share(4)	1.16	-	-	-	-	-
-Diluted earnings per share(4)	1.15	-	-	-	-	-
-Basic earnings per ADS(5)	11.61	-	-	-	-	-
-Diluted earnings per ADS(5)	11.52	-	-	-	-	-
-Number of shares outstanding for basic earnings per share(4)	23,751	23,767	23,562	23,564	23,565	23,565
-Number of shares outstanding for diluted earnings per share(4)	23,941	23,895	23,704	23,785	24,664	24,664
-Number of ADS outstanding for basic earnings per ADS(5)	2,375	2,377	2,356	2,356	2,357	2,357
-Number of ADS outstanding for diluted earnings per ADS(5)	2,394	2,389	2,370	2,379	2,466	2,466

Consolidated Balance Sheet Data:

Assets
Cash and cash equivalents and short-term bank deposits	10,652	8,891	22,870	15,410	18,282	2,934
Property, plant and equipment	315,526	350,976	365,654	381,859	430,997	69,180
Inventories and consumables	1,147	2,412	3,728	4,651	5,803	931
Prepayments and other current assets	2,876	4,253	5,115	6,127	9,580	1,538
Financial assets at fair value through other comprehensive income	95	7,977	6,214	6,951	5,567	894
Proceeds receivable for the disposal of the CDMA business	13,140	5,121	-	-	-	-
Total assets	380,438	417,008	441,269	456,233	516,124	82,844

Liabilities
Accounts payable and accrued liabilities	73,933	104,096	97,666	95,252	108,486	17,413
Long-term loans due to ultimate holding company	35,652	-	-	-	-	-
Payables in relation to the disposal of the CDMA business	4,232	7	-	-	-	-
Short-term bank loans	10,780	63,909	36,727	32,322	69,175	11,103
Commercial papers	10,000	-	23,000	38,000	38,000	6,099
Current portion of long-term bank loans	1,216	62	58	50	850	136
Current portion of other obligations	3,012	2,534	2,637	2,586	2,642	424
Current portion of corporate bonds	-	-	-	-	5,000	803
Current portion of promissory notes	-	-	-	-	15,000	2,408
Long-term bank loans	997	759	1,462	1,384	536	86
Promissory notes	-	-	15,000	15,000	-	-
Convertible bonds	-	-	11,558	11,118	11,215	1,800
Corporate bonds	7,000	7,000	7,000	7,000	2,000	321
Tax payable	11,370	908	1,483	1,232	1,820	292
Total liabilities	183,143	210,571	235,608	250,335	306,619	49,216

Shareholders’ equity	197,295	206,437	205,661	205,898	209,505	33,628

Share capital	2,329	2,310	2,310	2,311	2,311	371

	As of or for the year ended December 31
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Other Financial Data:

CONTINUING OPERATIONS
Net cash inflow from operating activities of continuing operations	57,296	57,732	66,376	66,491	70,620	11,335
Net cash outflow from investing activities of continuing operations	(61,030)	(85,310)	(76,619)	(82,970)	(99,480)	(15,967)
Net cash (outflow)/inflow from financing activities of continuing operations	(28,786)	30,197	19,824	8,988	32,004	5,137
Net cash (outflow)/inflow from continuing operations	(32,520)	2,619	9,581	(7,491)	3,144	505

DISCONTINUED OPERATIONS(3)
Net cash inflow from operating activities of discontinued operations	656	-	-	-	-	-
Net cash inflow/(outflow) from investing activities of discontinued operations	29,489	(5,039)	5,121	-	-	-
Net cash outflow from financing activities of discontinued operations	-	-	-	-	-	-

Net cash inflow/(outflow) from discontinued operations	30,145	(5,039)	5,121	-	-	-

Net (decrease)/increase in cash and cash equivalents	(2,375)	(2,420)	14,702	(7,491)	3,144	505

Dividend declared per share	0.20	0.16	0.08	0.10	0.12	0.02

(1)

The translation of RMB into U.S. dollars has been made at the rate of RMB6.2301 to US$1.00, representing the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012. The translations are solely for the convenience of the reader.

(2)

Revenue and service revenue figures for the years ended December 31, 2008, 2009, 2010 and 2011 include fixed-line upfront connection fees for basic telephone access services that were eliminated by order of the former Ministry of Information Industry in July 2001. As of December 31, 2011, we made an accumulated appropriation of approximately RMB12,289 million to the statutory reserve in relation to fixed-line upfront connection fees, which were deferred and amortized over the expected customer service period of ten years. No upfront connection fees will be recognized after December 31, 2011.

(3)	Results of our CDMA business have been disclosed as discontinued operations for the year ended December 31, 2008.

(4)	See Note 38 to our consolidated financial statements included elsewhere in this annual report on Form 20-F on how basic and diluted earnings per share are calculated under IFRS/HKFRS.

(5)	Earnings per ADS is calculated by multiplying earnings per share by 10, which is the number of shares represented by each ADS.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. Prior to January 1, 2009, the exchange rate refers to the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, or the daily exchange rate. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 31, 2012 (RMB6.2301 to US$1.00 and HK$7.7507 to US$1.00). These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The daily exchange rates were RMB6.1772 = US$1.00 and HK$7.7637 = US$1.00, respectively, on April 19, 2013. The following table sets forth the high and low daily exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Exchange Rate

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low
October 2012	6.2877	6.2372	7.7549	7.7494
November 2012	6.2454	6.2221	7.7518	7.7493
December 2012	6.2502	6.2251	7.7518	7.7493
January 2013	6.2303	6.2134	7.7585	7.7503
February 2013	6.2438	6.2213	7.7580	7.7531
March 2013	6.2246	6.2105	7.7640	7.7551
April 2013 (up to April 19, 2013)	6.2078	6.1720	7.7652	7.7615

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2008, 2009, 2010, 2011 and 2012, calculated by averaging, in the case of 2008, the noon buying rates, or in the case of 2009 to 2012, the daily exchange rate, on the last day of each month during the relevant years.

Average Exchange Rate

	RMB per US$1.00	HK$ per US$1.00

2008	6.9193	7.7814
2009	6.8295	7.7513
2010	6.7603	7.7692
2011	6.4475	7.7793
2012	6.2990	7.7556

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Business

We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially adversely affect our financial condition, results of operations and growth prospects.

The telecommunications industry in China has been rapidly evolving. Following the restructuring of the PRC telecommunications industry in 2008, we, along with China Mobile Communications Corporation, or China Mobile, and China Telecommunications Corporation, or China Telecom, have become full-service telecommunications service providers that operate both fixed-line and mobile telecommunications networks in China. See “A. History and Development of the Company — Restructurings of the Telecommunications Industry” under Item 4. We face intense competition in each of our business lines from China Mobile and China Telecom and expect that this competition will further intensify. For mobile services, we compete with China Mobile and China Telecom in both 2G and 3G services. China Mobile is the largest mobile operator in China, while China Telecom has become our competitor after acquiring our CDMA business in the 2008 industry restructuring. For fixed-line services, we are a leading fixed-line operator in northern China, while China Telecom has a dominant market position in southern China. In addition, the PRC Government is in the process of introducing new policies that may intensify competition among the three telecommunications operators, such as the policies that would allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers in certain areas in China.

We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. Such competition may further intensify due to recent policies of the PRC Government. For example, the PRC Government is in the process of initiating policies regarding the convergence of television broadcast, telecommunications and Internet access networks, and recently introduced a series of policies that encourage non-State-owned companies to enter the PRC telecommunications industry, including the proposals to permit companies engaged in the resale of mobile communications services to acquire mobile communications services from China Mobile, China Telecom or us and repackaging and rebranding such services for resale to end users.

Intensive competition from China Mobile and China Telecom, as well as other companies that provide telecommunications or related services, could lead to slower subscriber growth, lower usage or traffic volume of our telecommunications services, continued price pressure and higher customer acquisition and retention costs, which may materially adversely affect our financial condition, results of operations and growth prospects.

The industry trends of mobile service substitution and migration may continue to have a material adverse effect on our fixed-line local telephone services and GSM mobile services, which may materially adversely affect our financial condition, results of operations and growth prospects.

We experienced continuing decline in the number of fixed-line local telephone subscribers and usage of our fixed-line local telephone services during the past several years due to the trend of mobile service substitution for fixed-line services. Consistent with trends in global markets in recent years, significant traffic from our fixed-line networks has been diverted to mobile networks, including mobile networks of other mobile operators. This trend has resulted in continuing decline in our revenues derived from our fixed-line local telephone services in recent years. Similarly, the trend of migration from GSM mobile services to 3G services may continue to have an adverse effect on our GSM mobile services, including a slow-down or reduction in the number of subscribers and usage. We have been taking various measures, such as attracting GSM subscribers of us and other telecommunications operators to migrate to our 3G network and promoting the integrated development of our GSM, 3G and fixed-line services, to retain our subscribers and service usages and to mitigate the potential subscriber and revenue loss in our fixed-line local telephone and GSM mobile services driven by these industry trends. However, we cannot assure you that such efforts will be successful. If the number of subscribers or the usage of our fixed-line local telephone or GSM mobile services declines, our financial condition, results of operations and growth prospects could be materially and adversely affected.

Competition from foreign-invested operators may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition, results of operations and growth prospects.

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

Increased competition from foreign-invested operators into the PRC telecommunications market may further increase the competition for skilled and experienced employees, exacerbate price competition and increase our customer acquisition costs and other operating expenses, and thereby adversely affect our financial condition, results of operations and growth prospects.

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

In addition, the growth of our business depends on whether we are able to continue to optimize the capacity, expand the coverage and improve the quality of, and upgrade our existing networks and infrastructure in a timely and effective manner. Our ability to expand and upgrade our networks and infrastructure is subject to a number of uncertainties, including our ability to achieve the following on a timely basis and on acceptable terms:

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

The successful development of our 3G services is subject to market demand, consumer acceptance, technological challenges, competition on service fees, terminal subsidies and other marketing expenses, and other uncertainties, and expected benefits from investments in our 3G networks and technology may not be realized, and our 3G services may be adversely affected if next generation telecommunications services become available in the PRC.

We commercially launched our 3G service in October 2009 and we are still making investments in our 3G networks. However, we cannot assure you that:

•	we will be able to gain access to sufficient sites for 3G network expansion, or we will not encounter unexpected technological difficulties in implementing the WCDMA technology;

•	there will be sufficient demand for 3G services, or our 3G services will be more popular among potential subscribers than those of our competitors; or

•	our 3G services will generate an acceptable or commercially viable rate of return.

Any failure or delay in expanding and upgrading our 3G networks, any increase in the associated costs (including the costs and expenses that may be incurred as a result of the changes of our marketing and sales policies, including terminal subsidies, to meet the market demand), or any problem encountered in our operations of 3G services could hinder the recovery of our significant capital investment in 3G services, which could in turn have a material adverse effect on our financial condition, results of operations and growth prospects. For example, our depreciation and amortization expenses increased by 5.2% from RMB58.02 billion in 2011 to RMB61.06 billion in 2012, primarily due to our continuing expansion and upgrade of our 3G networks. Also, our selling and marketing expenses increased by 21.9% from RMB28.75 billion in 2011 to RMB35.04 billion in 2012, mainly attributable to the increased expenses on the promotion of our 3G services. If such expenses continue to increase without corresponding increase in the relevant service revenue, the profitability of our 3G services would be adversely affected.

In addition, it is uncertain as to the timing of the issuance of LTE licenses by the PRC Government and the type of the LTE-based technology to be mandated under these licenses. When the next generation telecommunications services become available in the PRC after the issuance of LTE licenses by the PRC Government, we expect that a number of 3G subscribers will migrate to next generation telecommunications networks as an industry trend, which could have an adverse effect on our 3G services.

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

We continue to have a significant level of capital expenditure and debt service requirements necessary to implement our business strategies. We incurred RMB99.80 billion for capital expenditure in 2012. We expect to continue incurring significant capital expenditure in 2013 although we currently expect that the amount will be substantially lower than our capital expenditure in 2012. To the extent these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. In addition, pursuant to the terms of the 2015 Convertible Bonds, which was issued by Billion Express Investments Limited, our wholly-owned subsidiary, on October 18, 2010, each holder of the 2015 Convertible Bonds has the right to require Billion Express Investments Limited to redeem all of the 2015 Convertible Bonds held by such holder on October 18, 2013, or upon the occurrence of certain events (such as delisting or suspension of trading of our ordinary shares or ADSs, or change of control), at a redemption price equal to the principal amount of such 2015 Convertible Bonds together with accrued and unpaid interest to the date fixed for redemption. If the holders of a significant portion of the 2015 Convertible Bonds exercise their option to redeem all of the 2015 Convertible Bonds and to the extent the redemption amount exceeds our then cash resources, we will also be required to seek additional debt or equity financing. We cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms. Even if we obtain such financing, our financing cost may increase significantly as a result of additional financing or higher interest rate. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:

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

We may experience declines in ARPU for our telecommunications services.

In 2012, the ARPU for our mobile services increased by 1.3% from 2011, primarily because (i) the ARPU for our 3G services is significantly higher than that of our 2G services and (ii) the number of our 3G subscribers has increased as a percentage of the total number of our mobile subscribers. However, we have been experiencing declining ARPU for each of our GSM mobile services, 3G mobile services and fixed-lined services in the past few years, mainly due to (i) the pricing competition with other telecommunications operators in China; (ii) downward adjustments on some of the telecommunications tariffs by the PRC Government (which may continue in the future); (iii) many new subscribers are users with lower usage of telecommunications services; and (iv) the substitution effect of mobile Internet applications on our SMSs and other services. Our current GSM mobile services, 3G mobile services and fixed-lined services may continue to experience declining ARPU in the foreseeable future, which could have a material adverse effect on our financial condition and results of operations. Although we have been making efforts to mitigate those effects by allocating more resources to diversify our service offerings, particularly the value-added services, promote our integrated mobile and fixed-lined services to encourage more usage of our services, and develop our high-end customers, we cannot assure you that these efforts will be able to achieve the anticipated results.

Our controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of us or our other shareholders and may fail to provide services and facilities that we rely on to operate our business.

Unicom Group indirectly controlled an aggregate of 75.57% of our issued share capital as of April 19, 2013 and all of our executive directors also serve as directors or executive officers of Unicom Group. As our controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.

In addition, our operations depend on a number of services and facilities provided by Unicom Group. For example, Unicom Group provides us with international gateway services, interconnection services, sales agency and collection services and provision of premises. See “B. Related Party Transactions” under Item 7. The interests of Unicom Group as provider of these services and facilities may conflict with our interests. Failure by Unicom Group to fulfill its obligations under any of these arrangements may have a material adverse effect on our business operations. We currently have limited alternative sources of supply for these services and facilities and, as a result, may have limited ability to negotiate with Unicom Group regarding the terms for providing these services and facilities. Changes in the availability, pricing or quality of these services or facilities may have a material adverse effect on our business and profitability.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2012 was effective. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report appearing on page F-2. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially adversely affect the market prices of our shares and ADSs.

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

On October 18, 2010, Billion Express Investments Limited, a wholly-owned subsidiary of our company, completed the issue of the 2015 Convertible Bonds, which are exchangeable into ordinary shares of our company. Pursuant to the subscription agreement with respect to the 2015 Convertible Bonds, the holders of the 2015 Convertible Bonds may, beginning on November 28, 2010, elect to convert its bonds into our ordinary shares at an initial conversion price of HK$15.85 per share, subject to certain adjustments. As of April 19, 2013, none of the 2015 Convertible Bonds has been converted into our ordinary shares. Assuming a full conversion of the 2015 Convertible Bonds at the current conversion price of HK$15.58 per share, the bonds would be convertible into 915,576,051 ordinary shares, representing approximately 3.74% of our enlarged issued and outstanding share capital as of April 19, 2013.

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

We are subject to an anti-monopoly investigation by the NDRC relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers. The outcome of this investigation may subject us to a fine, and harm our reputation, which could adversely affect the prices of our shares and ADSs.

The NDRC initiated an anti-monopoly investigation in 2011 relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers. In response to the NDRC’s investigation, we (i) provided the NDRC with pricing, volume, turnover and other information relevant to our Internet access bandwidth leasing services with Internet service providers for the year 2010, (ii) conducted a comprehensive self-inspection of our operations, and (iii) submitted to the NDRC a proposal for enhancement initiatives and an application for suspension of the NDRC’s investigation. Through our comprehensive self-inspection of our operations, we have identified room for improvement in pricing management and relatively wide pricing variation, in respect of our services relating to the Internet dedicated leased line access service provided by us to the Internet service providers. In addition, the quality of interconnection between us and other backbone network operators also requires further improvement. In December 2012, we submitted a report to the NDRC regarding the improvement of our price management of Internet dedicated leased line access service. As of the date of this annual report, the NDRC has not informed us of any results or conclusions of the investigation. If the outcome of the NDRC’s investigation is not in our favor, we may be subject to a fine, and if we become the target of any negative publicity, our reputation would be harmed, which may have a material adverse effect on the prices of our shares and ADSs.

Future implementation of a value-added tax to replace business tax in China may increase our effective tax rate, and thereby decreasing our future net income and profitability.

Our business operations in China are subject to PRC business tax, which is assessed against substantially all of our operating revenue at a rate of 3%. On November 16, 2011, the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, issued a pilot tax program under which the PRC business tax will be replaced with a value-added tax, or VAT, for certain pilot industries, including, among others, transportation services, research and development and technical services, information technology services and cultural and creative services. The pilot VAT program initially applied only to the pilot industries in Shanghai and has been subsequently expanded to eight additional regions of China. The application of the pilot VAT program may be expanded to other industries, including the telecommunications industry, and regions of China in the future. The timetable for applying the pilot program to the telecommunications industry and the applicable tax rate remain uncertain. If we become subject to the pilot VAT program, and, depending on the details of the program, our effective tax rate increases, our net income as well as our profitability may decrease.

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

Tariffs are the prices we charge our customers for our telecommunications services. We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services, such as mobile services, local and long distance fixed-line telephone services, data services, leased line services and interconnection agreements. In the past, we experienced significant downward adjustments on tariffs of telecommunications services as well as regulatory restrictions that have significant impacts on our tariff setting. For example: (i) in February 2008, the MIIT and the NDRC lowered the regulatory tariff cap for roaming services; and (ii) in 2009, the MIIT and the NDRC required us and other PRC telecommunications operators to offer certain fixed-line local telephone plans that are subject to a tariff cap. These changes adversely affected our revenue.

We cannot predict with accuracy the timing, likelihood or magnitude of tariff adjustments by the PRC Government or the extent or potential impact on our business of future tariff adjustments. If the PRC Government substantially lowers the tariffs for our services, our business and our financial condition, results of operations and growth prospects may be adversely affected. In particular, monthly fees on fixed-line services have drawn attention from customers and the PRC Government in the past few years. Revenue from some of our customers has decreased as a result of discounts on monthly fees that we offered through bundled service packages. Our revenue will be adversely affected if the PRC Government abolishes such monthly fees. In addition, the PRC Government is in the process of initiating detailed policies following the industry restructuring in 2008, including those that allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers and those relating to the convergence of telecommunications, Internet and television broadcast networks. The potential new regulatory policies and regulations may materially adversely affect our financial condition, results of operations and growth prospects.

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

While specific universal services obligations are not yet clear, we believe that such services may include mandatory provision of basic telecommunications services in less economically developed areas in China and mandatory contribution by telecommunications service providers to a universal service fund. In addition, as part of the transitional measures prior to the formalization of a universal service obligation framework, the MIIT has required major telecommunications service providers in China, including Unicom Group, to participate in a project to provide telephone and broadband access services in tens of thousands of remote villages in China. See “B. Business Overview — Regulatory and Related Matters — Universal Services” under Item 4.

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

In addition, if China’s economic growth slows down, our subscribers’ usage of our services may decrease and we may experience increased difficulties in retaining existing subscribers or acquiring new subscribers, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

In 2008, we experienced severe sleet and snowstorms in southern China and a devastating earthquake in Sichuan province. Those natural disasters resulted in significant and extensive damage to our base stations and network equipment. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past several years and, more recently in 2009, the outbreak of influenza A (H1N1). In 2010, another major earthquake registering 7.1 on the Richter scale struck Qinghai Province. We are unable to predict the effect, if any, that any other future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

Our investors do not have the benefit to rely on the Public Company Accounting Oversight Board inspection of our independent registered public accounting firm.

As a company registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, our independent registered public accounting firm is required by the laws of the United States to be registered with the Public Company Accounting Oversight Board, or the PCAOB, and undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. The PCAOB, however, is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China where the documentation of such audit work is located in China. Accordingly, our independent registered public accounting firm’s audit of our operations in China is not subject to the PCAOB inspection. As a result, our investors do not have the benefit of the PCAOB inspection of our independent registered public accounting firm’s audit works and quality control procedures.

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

We were incorporated under the laws of Hong Kong on February 8, 2000 under the Companies Ordinance as a company limited by shares under the name “China Unicom Limited.” In connection with the telecommunications industry restructuring initiated by the MIIT, the NDRC and the MOF in 2008 as discussed below, we merged with China Netcom and changed our name to “China Unicom (Hong Kong) Limited” with effect from October 15, 2008. Following our merger with China Netcom, we became an operator providing a full range of telecommunications services, including mobile and fixed-line services, in China.

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

On May 24, 2008, the MIIT, the NDRC and the MOF issued a joint announcement relating to the further reform of the PRC telecommunications industry. According to the joint announcement, the principal objectives of such further reform included, among others: (i) supporting the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, in order to help optimize the allocation of telecommunications resources and foster market competition; (ii) promoting homegrown innovation by telecommunications services providers; and (iii) enhancing the service capabilities and quality of, and the regulatory framework governing, the telecommunications industry. To achieve these objectives, the three ministries encouraged the following restructuring transactions: (a) the acquisition by China Telecom of the CDMA network (including both assets and subscriber base) then owned by Unicom Group; (b) the merger between China Unicom and China Netcom; (c) the transfer of the basic telecommunications services business operated by China Satellite into China Telecom; and (d) the consolidation of China Tietong into China Mobile. The detailed implementation plans relating to these restructuring transactions were subsequently formulated by the relevant parties and, as a result, China Mobile, China Telecom and we became the current three major telecommunications operators in China, each providing a full range of telecommunications services nationwide.

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

On July 27, 2008, in connection with the CDMA business disposal, CUCL agreed (i) to waive its right to exercise its option to purchase the CDMA network from Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, and (ii) to terminate the CDMA lease pursuant to which CUCL leased capacity on the CDMA network from Unicom New Horizon, in each case with effect upon the completion of the CDMA business disposal.

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

As a result of our merger with China Netcom, we have become an operator providing a full range of telecommunications services to our customers, including mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services. Following the merger, we have taken measures to combine the respective experience and technologies of Unicom and China Netcom and develop business strategies, taking into account current market developments, to promote business innovation and competitiveness and to improve operating and financial performance. By combining the resources and business strengths of Unicom and China Netcom in different areas, we seek to become a world-class provider of telecommunications services, in particular in fixed-line broadband communications and information services, establish competitive advantages in our technologies, products and services and provide professional and multi-tiered information services to satisfy the changing and diverse needs of the telecommunications market in China.

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

China Netcom’s principal operating subsidiary, CNC China, which merged with, and was absorbed by, CUCL in January 2009, was incorporated as a PRC limited liability company in August 1999 by its four founders and shareholders, the Academy of Sciences, INC-SARFT, CRTC and Shanghai Alliance, as a facilities-based telecommunications operator in China. China Netcom was established in October 1999 to facilitate investments by foreign investors, including CNC Fund, L.P., in CNC China. Shortly thereafter, the four founders, using their respective equity interests in CNC China as capital contributions, established China Netcom (Holdings) Company Limited which in turn contributed its entire interests in CNC China through CNC BVI to China Netcom. China Netcom, through China Netcom Corporation International Limited, established Asia Netcom in 2002. Asia Netcom remained inactive until it acquired substantially all the assets, including cash, and most of the subsidiaries, of the former Asia Global Crossing Ltd. by the end of 2003.

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

In addition, in order to operate the fixed-line business in the 21 provinces in southern China, on December 16, 2008, CUCL entered into a network lease agreement, or the initial network lease agreement, with Unicom Group, Netcom Group and Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to lease on an exclusive basis the telecommunications networks in those provinces, which are held by Unicom New Horizon and are necessary for the operation of the fixed-line business in southern China. The initial network lease agreement became effective in January 2009 upon the completion of our acquisitions of the fixed-line business in southern China and was for an initial term of two years effective from January 2009. On October 29, 2010, CUCL entered into a network leasing agreement, or the 2011-2012 network lease agreement, with Unicom New Horizon, which was for an initial term of two years effective from January 1, 2011 and was renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties. The annual lease fee paid by CUCL under the 2011-2012 network lease agreement for the years ending December 31, 2011 and 2012 was RMB2.4 billion and RMB2.6 billion, respectively. In December 2012, CUCL acquired the entire equity interest in Unicom New Horizon. See “— 2012 Acquisition.”

Mutual Investment with Telefónica, S.A.

On September 6, 2009, we entered into a share subscription agreement with Telefónica, S.A., or Telefónica, one of our shareholders, to strengthen our cooperation. Pursuant to this agreement, we and Telefónica agreed to make a mutual investment in the amount of the equivalent of US$1 billion in each other through acquisitions of shares in the other party. On October 21, 2009, we and Telefónica completed such mutual investments which were implemented by way of the subscription by Telefónica of 693,912,264 new ordinary shares in the capital of our company at a price of HK$11.17 each and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica at a price of Euro17.24 each to us. In addition, on September 6, 2009, we entered into a strategic alliance agreement with Telefónica, pursuant to which Telefónica and we agreed to establish a strategic alliance to strengthen the business of each party and achieve synergies by cooperation in various fields based on our respective networks, business model and experience.

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

On June 10, 2012, China Unicom Group Corporation (BVI) Limited (formerly known as China Netcom Group Corporation (BVI) Limited), or Unicom Group BVI, a wholly-owned subsidiary of Unicom Group, entered into the Share Purchase Agreement for the Sale and Purchase of Shares in China Unicom (Hong Kong) Limited, as amended, pursuant to which it had agreed to acquire from Telefónica an aggregate of 1,073,777,121 ordinary shares in the capital of our company at a price of HK$10.02 per share and for an aggregate consideration of HK$10,759,246,752.42. Pursuant to the agreement, Telefónica also undertook that for a period of 12 months from the date of the agreement, it shall not, directly or indirectly, sell, transfer or dispose of any of our ordinary shares held, directly or indirectly, by it as at the date of the agreement, except for any transfer of ordinary shares pursuant to the agreement or to any of its affiliates. The acquisition was completed on July 30, 2012.

2011 Acquisition

In December 2011, we completed our acquisitions through Broadband Online, a wholly-owned subsidiary of CUCL, of the entire equity interest in Unicom NewSpace from Unicom Group for a total cash consideration of RMB158 million. Unicom NewSpace primarily engages in mobile value-added business in China.

2012 Acquisition

In December 2012, we completed our acquisition through CUCL of the entire equity interest in Unicom New Horizon from Unicom Group for a total cash consideration of RMB12,165,750,000. The assets of Unicom New Horizon consist of fixed-line telecommunications network assets located in 21 provinces in southern China and the rights and liabilities of Unicom New Horizon relating to its business operations.

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

In connection with the restructuring of Unicom Group and the acquisitions of Unicom New Century, Unicom New World and Unicom International, we entered into a number of agreements with Unicom Group pursuant to the two-step process described in “A. Development and History of the Company — Two-Step Voting Arrangements” below. These agreements expired on December 31, 2010. On October 29, 2010, CUCL and Unicom Group entered into a new comprehensive services agreement, or the 2011 comprehensive services agreement, to provide certain services and facilities to each other for a term of three years commencing on January 1, 2011 and expiring on December 31, 2013. See “B. Related Party Transactions” under Item 7 for a detailed description of our agreements with Unicom Group.

Set forth below is our shareholding structure as of April 19, 2013.

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

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous two years and those planned for 2013. We currently do not have any significant divestiture in progress.

B.	Business Overview

General

We are an integrated telecommunications operator in China providing mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services to our customers. We, China Mobile and China Telecom are the three major telecommunications operators in China. See “— A. History and Development of the Company — Restructurings of the Telecommunications Industry.”

In 2012, 3G services continued to be the largest driver of our revenue growth. The total number of our 3G subscribers increased significantly from 40.02 million as of December 31, 2011 to 76.46 million as of December 31, 2012, and service revenue from our 3G services increased by 82.6% from RMB32.74 billion in 2011 to RMB59.80 billion in 2012. As a percentage of our total service revenue from mobile services, service revenue from 3G services increased from 31.7% in 2011 to 47.4% in 2012. In addition, our fixed-line broadband services continued to grow. Service revenue from fixed-line broadband services increased by 11.8% compared with 2011, accounting for 47.3% of total service revenue from the fixed-line services (in respect of 2011, excluding fixed-line upfront connection fees of RMB15 million).

Mobile Services

Our mobile services consist of GSM and 3G mobile services. Our revenue from mobile services, number of mobile services subscribers and usage of mobile services continued to grow in 2012, primarily driven by the growth of our 3G mobile services. Revenue from our mobile services was RMB164.77 billion in 2012, of which, service revenue from our mobile services increased by 22.0% from RMB103.31 billion in 2011 to RMB126.04 billion in 2012, accounting for 55.6% and 60.0% of our total service revenue in 2011 and 2012, respectively (excluding fixed-line upfront connection fees of RMB15 million in 2011).

The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2010	2011	2012
Number of subscribers (in thousands)	167,426	199,660	239,312
Estimated market share in our service areas(1)	19.9%	20.5%	21.6%
Average minutes of usage per subscriber per month (MOU)(2)	280.5	303.8	306.4
Average revenue per subscriber per month (ARPU) (in RMB)(3)	43.7	47.3	47.9

(1)

Market share in a given area is determined by dividing the number of our mobile subscribers in the area by the total number of mobile subscribers in the area. Source: Data publicly disclosed by the mobile operators.

(2)

MOU is calculated by dividing the total minutes of usage during the period by the average number of our mobile services subscribers during the period, and dividing the result by the number of months in the relevant period.

(3)

ARPU is calculated by dividing the sum of revenue from mobile services during the relevant period by the average number of our mobile services subscribers during the period, and dividing the result by the number of months in the period.

Our total number of mobile subscribers increased by 19.9% from 199.7 million as of December 31, 2011 to 239.3 million as of December 31, 2012, which was mainly due to the increase in our 3G subscribers. The MOU of our mobile services increased from 303.8 minutes in 2011 to 306.4 minutes in 2012. The increase was mainly because the subscribers of our 3G services, which has significantly higher MOU than our GSM services, as a percentage of the total number of our mobile subscribers has increased by 11.9 percentage points from 20.0% as of December 31, 2011 to 31.9% as of December 31, 2012. The overall ARPU of our mobile services increased by 1.3% from RMB47.3 in 2011 to RMB47.9 in 2012 despite the ARPU of each of our GSM and 3G services continued to decrease in 2012 compared to 2011. This was mainly due to the continuing change of revenue mix between our GSM services and 3G services. 3G services have a significantly higher ARPU than GSM services. As the service revenue from 3G services increased as a percentage of total service revenue from the mobile services from 31.7% in 2011 to 47.4% in 2012, the overall ARPU of our mobile services increased.

3G Mobile Services

In January 2009, our parent company, Unicom Group, received a 3G license to operate a 3G business based on the WCDMA technology nationwide in China and, with the approval of the MIIT, authorized our major wholly-owned subsidiary, CUCL, to operate this business. We launched our 3G operations on a trial basis in 55 cities in China under the brand “WO” in May 2009 and began commercial 3G operations in 285 cities in China on October 1, 2009. Our 3G mobile services primarily consist of 3G voice services and 3G non-voice services. Our 3G voice services enable our subscribers to make and receive phone calls with a mobile handset at any point within the coverage area of our mobile telecommunications networks. Our 3G non-voice services primarily include wireless Internet, mobile TV, mobile reading, mobile music, “WO App Store”, “WO Friend” and other wireless information services.

Subscriber. Our total number of 3G subscribers increased by 91.0% from 40.02 million as of December 31, 2011 to 76.46 million as of December 31, 2012 (which includes 5.65 million wireless data card subscribers). The increase was primarily due to our efforts in developing our 3G services, including expanding and enhancing the sales capabilities of distribution channels, improving 3G tariff package offerings, optimizing 3G contract plans and promoting integrated 2G and 3G services.

MOU and ARPU. With respect to our 3G mobile services, MOU decreased by 22.5% from 635.3 minutes in 2011 to 492.3 minutes in 2012 and ARPU decreased by 21.7% from RMB110.0 in 2011 to RMB86.1 in 2012. The decrease in our MOU and ARPU is mainly attributed to our business strategy to increase the number of our subscribers, which resulted in an increased proportion of new subscribers who are users with relatively lower usage of telecommunications services.

3G Voice Services. The total 3G voice usage increased from 169.5 billion minutes in 2011 to 313.1 billion minutes in 2012, primarily as a result of the increase in our 3G subscribers.

3G Non-Voice Services. In 2012, 3G data usage reached 155.12 billion MB, representing an increase by 95.0% from 79.56 billion MB in 2011, which was largely due to an increase in the number of our 3G subscribers, as well as the popularity of smartphones and our efforts in developing innovative new applications and promoting subscribers’ data usage. The average data usage per 3G smartphone user per month was 256 MB in 2012. As of December 31, 2012, we had 18.94 million registered subscribers of “WO App Store” and 22.15 million registered subscribers of mobile music.

GSM Mobile Services

Our GSM mobile services primarily consist of GSM voice services and non-voice services. Our GSM voice services enables our subscribers to make and receive phone calls with a mobile handset at any point within the coverage area of our mobile telecommunications networks and includes local calls, domestic long distance calls, international long distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. Our GSM non-voice services include mobile Internet, SMS, “Cool Ringtone” (a personalized ring-back tone service) and other wireless information services.

Subscriber. Our total number of GSM mobile subscribers increased by 2.0% from 159.64 million as of December 31, 2011 to 162.86 million as of December 31, 2012. We believe that this growth was attributable to a number of factors, including, among others, (i) the continued growth of the Chinese mobile telecommunications market, and (ii) our sales and marketing efforts in retaining existing subscribers and expanding our subscriber base.

MOU and ARPU. With respect to our GSM mobile services, MOU decreased by 4.5% from 256.9 minutes in 2011 to 245.4 minutes in 2012, and ARPU decreased by 8.6% from RMB37.4 in 2011 to RMB34.2 in 2012. The decrease in our MOU and ARPU was primarily attributable to (i) the migration of certain mid- and high-end 2G subscribers to 3G network, (ii) the intensified competition among the telecommunications operators in China and (iii) the fact that a significant portion of our new users consists of users from rural areas, many of whom tend to have less usage of telecommunications services and to be more cost-sensitive than users from urban areas.

GSM Voice Services. The total voice usage of our GSM mobile services decreased by 1.9% from 484.76 billion minutes in 2011 to 475.7 billion minutes in 2012, which was primarily due to a decrease in the MOU of our GSM mobile services, despite the slight increase in the total number of our GSM mobile subscribers.

GSM Non-Voice Services. Our GSM mobile Internet subscribers increased by 18.0% from 63.60 million as of December 31, 2011 to 75.07 million as of December 31, 2012, representing an increase in the penetration rate from 39.8% to 46.1%. The data usage volume of our GSM subscribers increased by 77.4% from 160.6M in 2011 to 284.9M in 2012, which was mainly attributable to our efforts in enhancing GPRS data volume management and bundled sales and marketing, as well as the launch of EDGE, AMR and paging services for all users. A total of 61.23 billion SMSs were transmitted by our GSM mobile subscribers in 2012, representing a decrease of 18.2% compared to 2011, which was principally due to the migration of certain mid- and high-end GSM subscribers to 3G network, as well as the substitution of mobile Internet applications, such as “QQ”, micro message and micro blog, for our SMS service.

Fixed-Line Services

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

Our revenue from fixed-line services was RMB83.28 billion in 2012, of which service revenue from our fixed-line services increased by 1.9% from RMB81.63 billion in 2011 (excluding fixed-line upfront connection fees of RMB15 million) to RMB83.21 billion in 2012, accounting for 43.9% and 39.6% of our total service revenue in 2011 and 2012, respectively. In 2012, we achieved stable development in our fixed-line services, mainly attributable to the continued rapid growth in our fixed-line broadband services and our efforts in integrated mobile and fixed-line services. However, the trend of mobile services substitution of fixed-line voice services had a continuing negative impact on our fixed-line voice services.

Fixed-Line Broadband Services and Data Communications Services

Fixed-Line Broadband Services

Fixed-line broadband services are one of our emphases as part of our strategy to focus on high growth services. The growth in fixed-line broadband services has been driven by the increasing affordability and rising use of personal computers and other Internet access devices, gradual recognition by businesses of the importance of information and the proliferation of content and applications, such as online games and video-on-demand. We are a leading provider of fixed-line broadband services in our fixed-line northern service region and we seek to maintain this leading position by capitalizing on our extensive fixed-line network, large customer base, experienced sales force, established brand and strategy of multi-service bundling.

In 2012, we further upgraded our fixed-line broadband network and improved access speed. As of December 31, 2012, our fixed-line broadband subscribers increased by 14.8% to 63.87 million, of which subscribers with 4M-and-above bandwidth accounted for 63.8% of all fixed-line broadband subscribers, representing an increase of 22.5 percentage points from the end of 2011. We also continued implementing our marketing strategy to offer integrated fixed-line broadband services with increased-speed and enhanced customer service. The total number of our subscribers of fixed-line broadband content and applications reached 19.06 million, accounting for 29.8% of all fixed-line broadband subscribers. Our fixed-line broadband ARPU decreased by 3.5% from RMB56.4 in 2011 to RMB54.4 in 2012, primarily due to intensified competition from other PRC telecommunications operators and broadband network providers.

The following table sets forth the information of our fixed-line broadband subscribers as of the dates indicated:

	As of December 31,
	2010	2011	2012
Number of fixed-line broadband subscribers (in thousands)	47,224	55,651	63,869

Data Communications Services

We are a leading provider of data communications services in our fixed-line northern service region. We offer data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer leased line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators. As of the end of 2012, we have established business cooperation relationships with more than 170 overseas operators and multinational corporate customers to provide various international data communications products and services, such as international voice and data services. In 2012, we continued to offer full-scale data communications services to international operators and domestic and international corporate customers. We have also improved our capabilities to offer cross-border data communications and integrated information services.

Fixed-line Voice Services

Our fixed-line voice services consist of local voice, domestic long distance, international long distance, interconnection and PHS services. As domestic mobile operators launched service packages at competitive prices, mobile roaming tariffs were lowered, and the migration of voice usage from fixed-line to mobile continued. In 2012, leveraging on our company’s full-service advantage, we enhanced market development in areas of customer premises network, or CPN, and rural markets, as well as strengthened the marketing of integrated services. For example, we actively promoted bundled products and services marketed under the brand “WO Family”. As of December 31, 2012, the number of our “WO Family” subscribers increased by 6.50 million to 14.88 million, which resulted in an increase of 1.7% in the number of our residential, business and public telephone fixed-line voice subscribers from December 31, 2011.

As of December 31, 2012, the number of our fixed-line subscribers (including PHS subscribers) decreased by 1.0% to 91.96 million from 92.85 million as of December 31, 2011. The decrease was primarily due to a decrease in the number of our PHS subscribers. The following table sets forth the information of our fixed-line subscribers as of the dates indicated:

	As of December 31,
	2010	2011	2012
	(in thousands)
Number of fixed-line subscribers(1)
Residential	59,681	59,363	59,311
Business	15,494	17,723	19,496
PHS	13,423	7,787	5,422
Public telephones	8,037	7,978	7,728

Total	96,635	92,851	91,957

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

The PRC Government issued a policy in January 2009 requiring the current wireless access systems operating on the spectrum used by PHS services to be cleared and removed from such spectrum within three years. We are in the process of encouraging our PHS subscribers to upgrade their PHS plans to our mobile plans. As a result of these efforts, the number of our PHS subscribers significantly decreased over the past few years.

Local Voice Services

As a result of mobile substitution, our fixed-line local voice traffic has continued to decrease in recent years. As fixed-line broadband services further develop, our Internet dial-up usage has also continued to decrease. The following table sets forth information regarding usage of our local voice services for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
Usage of local calls (pulse in millions)(1)
Total usage	156,724	125,944	81,820
Internet dial-up usage	1,162	668	324
Total usage excluding Internet dial-up usage	155,562	125,275	81,496

(1)	Pulses are the billing units for calculating local telephone usage fees.

Long Distance Voice Services

We offer traditional long distance services and VoIP long distance services. In recent years, due to the general decline of our fixed-line services and competition from software applications that allow users to make long distance calls over the Internet, our long distance services has been adversely affected.

The following table shows the total minutes of domestic long distance calls carried through our long distance networks for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
Total minutes of domestic long distance calls (minutes in millions)(1)
Traditional	17,349	14,033	12,170
VoIP	8,879	7,036	5,520

Total	26,228	21,069	17,690

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our long distance networks.

The following table sets forth certain information related to the usage of our international long distance services for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
International long distance outbound call minutes (minutes in millions)(1)(2)
Traditional	269	214	282
VoIP	290	270	229

Total	559	484	511

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our international long distance networks.

(2)	Includes long distance outbound calls made to Hong Kong, Macau and Taiwan.

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

Roaming

We provide roaming services, which allow our subscribers to access our mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements. As of March 31, 2013, we had roaming arrangements for (i) GSM international voice and SMS services with 570 operators in 248 countries and regions, (ii) GPRS international inbound data services with 481 operators in 203 countries and regions and for international GPRS outbound data services with 434 operators in 188 countries and regions, and (iii) 3G services with 326 WCDMA operators in 127 countries and regions.

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

As of December 31, 2012, we had approximately 411,000 GSM base stations, representing an increase by 9.0% from December 31, 2011. As of December 31, 2012, our GSM network coverage reached substantially all villages and towns in China, except for certain areas in western China.

We have devoted significant resources in developing our 3G networks and have established one of the biggest WCDMA networks in the world. As of December 31, 2012, we had approximately 331,000 3G base stations, representing an increase of 38.7% from December 31, 2011. As of December 31, 2012, our 3G network coverage reached cities at county level and above throughout China as well as villages and towns in eastern and central China and developed areas of western China. In addition, in 2012, we completed the upgrade of our whole 3G networks to HSPA+ (i.e., evolved high-speed packet access) in China.

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

We have integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. In addition, we have fully implemented the upgrade of broadband connection speed and our broadband network capacity was substantially enhanced. By the end of 2012, the number of fixed-line broadband access ports was 108.46 million, up by 18.1% from the end of 2011, of which the number of access ports with FTTH/B accounted for 59% of total broadband access ports. Our international Internet outbound bandwidth reached 642G, our submarine cable capacity reached 2,066G, and our international cross-continental cable capacity reached 2,490G.

Marketing, Sales and Distribution

Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive services platform and nationwide sales and distribution network. We implement our marketing and sales strategies under a single unified brand “WO” and distribute our services through a variety of distribution channels, consisting of (i) self-owned channels, including proprietary sales outlets and direct sales forces targeting retail and corporate customers, (ii) social channels, including cooperative sales outlets, exclusive sales outlets and agency sales outlets, and (iii) electronic distribution channels, including self-owned and third-party channels online e-stores. In recent years, we have continued developing our self-owned sales channels and strategically expanding our social channels. In particular, for our 3G services, in addition to the full use of our self-owned channels, we have also focused on using high-quality social channels, such as large brand name electronics retail chains and electronics outlets in China, to achieve better sales results. Furthermore, we continued promoting our nationwide e-sales system, which has effectively supplemented our traditional sales channels and improved our service quality.

Customer Service

We provide customer services through our nationwide sales outlets, hotline number “10010”, VIP hotline number “10018”, online sales outlets, handset online stores, SMSs, official micro blog and other channels. Our customer services typically include inquiries, service initiation and termination, sales and response to customer complaints and suggestions. Since 2009, we have provided 3G-dedicated customer service and have established over 300 “WO” brand stores to enhance our customers’ experience. In recent years, we continued to improve our customer service quality and created “3G Customer Service Centers + VIP Customer Managers”, a 3G-dedicated customer service model for our 3G subscribers.

Information Systems

We have established multiple information technology support systems at the headquarters level and comprehensive information systems in each province, autonomous region and municipality to support our business and management. For business support, we have established core systems composed of a customer relationship management system and a comprehensive billing and accounting system to support our business operations. In addition, we have established integrated systems, such as integrated business support system for corporate group customers, integrated channels management system, integrated account settlement system and integrated partnership management system to achieve integrated and centralized management of our businesses. For our management support, we have focused on developing an assets management system and promoting the implementation of a financial management system to enhance the efficiency of our control and management over our assets. In recent years, we also started to build an electronic sales management system featuring full services and an integrated data analysis system. Meanwhile, we focused on establishing a comprehensive enterprise resource planning system to optimize our resource allocations and enhance our operational efficiency.

Research and Development

We focus on technology innovation in coordination with our various business departments in order to provide technical support to the development of our various businesses. Our research and development activities are focused primarily on 3G technologies and their further development, next generation Internet technologies and businesses, operational planning and development of value-added services. In addition, part of our research and development requirements is fulfilled by our parent company, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below. With respect to research and development for our fixed-line broadband services, we mainly rely on Unicom Group’s National Laboratory of Next Generation Network in Broadband Application, which is China’s first national level engineering laboratory in the information and telecommunications industry, focusing on the research of next generation Internet IPv6, Triple-Play and 3G operating and supporting systems. We also participate in the national research project on LTE, closely follow the development of LTE technologies and standards, carry out LTE technology related researches and experiments and engage in the formulation of LTE enterprise standards. We have applied for a number of patents and software copyrights in China.

Competition

As a result of the telecommunications industry restructuring in 2008, the Chinese telecommunications market now has three key providers of basic telecommunications service — China Telecom, China Mobile and us — in addition to thousands of value-added service providers and other companies that provide telecommunications or related services. We compete with China Mobile and China Telecom in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services. We believe that the telecommunications industry restructuring in 2008 has provided an opportunity for us to integrate our various resources with those of China Netcom to create business synergies for the post-merger Unicom. However, we also believe that the restructuring may cause the competition in the telecommunications industry in China to be more intensified and complex in the future. In particular, as 3G services in China has experienced rapid growth since 2009 and has become a main growth driver for us and our major competitors, the competition in 3G services has intensified in recent years. We are also expected to face intensive competition in the next generation telecommunications services when the relevant technologies become mature and commercialized. In addition, the PRC Government recently published a series of regulations to encourage non-State-owned companies to enter PRC telecommunications industry, including the proposals to permit companies engaged in the resale of mobile communications services to acquire mobile communications services from China Mobile, China Telecom or us and repackaging and rebranding such services for resale to end users, and we may face competition from these non-State-owned companies. We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. See “D. Risk Factors — Risks Relating to Our Business — We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially adversely affect our financial condition, results of operations and growth prospects.” and “D. Risk Factors — Risks Relating to Our Business — Competition from foreign-invested operators may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition, results of operations and growth prospects.” under Item 3, respectively.

Strategic Alliances with Telefónica

On January 30, 2009, we entered into a business co-operation framework agreement with Telefónica. Pursuant to the framework agreement, Telefónica and we agreed to share business experience and strengthen cooperation in the areas of mobile communications, broadband applications, international business, marketing and sales and telecommunications services to corporate clients. On September 6, 2009, we entered into a strategic alliance agreement with Telefónica, pursuant to which Telefónica and we agreed to establish a strategic alliance to strengthen the business of each party and achieve synergies by cooperation in various fields based on our respective networks, business models and experience. On October 21, 2009, we and Telefónica completed a mutual investment in the amount of the equivalent of US$1 billion in each other, which was implemented by way of the subscription by Telefónica of 693,912,264 new shares in our Company and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica to us.

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

On June 10, 2012, Unicom Group BVI, a wholly-owned subsidiary of Unicom Group, entered into the Share Purchase Agreement for the Sale and Purchase of Shares in China Unicom (Hong Kong) Limited, as amended, pursuant to which it had agreed to acquire from Telefónica an aggregate of 1,073,777,121 ordinary shares in the capital of our company at a price of HK$10.02 per share and for an aggregate consideration of HK$10,759,246,752.42. Pursuant to the agreement, Telefónica also undertook that for a period of 12 months from the date of the agreement, it shall not, directly or indirectly, sell, transfer or dispose of any of our ordinary shares held, directly or indirectly, by it as at the date of the agreement, except for any transfer of ordinary shares pursuant to the agreement or to any of its affiliates. The acquisition was completed on July 30, 2012.

Trademarks

We conduct our businesses under the Unicom name and logo. Unicom Group is the registered proprietor in China of the “Unicom” trademark in English and the trademark bearing the Unicom logo. Unicom Group is also the registered proprietor of the trademark of the word “Unicom” in Chinese (“ ”). Unicom Group has granted us the right to use these trademarks on a royalty-free basis with periodic renewals, and licensed us any trademark that it registers in China in the future which incorporates the word Unicom.

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

After the PRC’s accession to the WTO, on December 11, 2001, the PRC State Council promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investments, which took effect on January 1, 2002, and were amended on September 10, 2008, to implement China’s commitments to the WTO. Those commitments include the gradual reduction of restrictions on foreign ownership in telecommunications enterprises in China and the step-by-step opening up of the Chinese telecommunications market to foreign enterprises. In recent years, China gradually lifted restrictions for foreign investors in telecommunications enterprises in China and fulfilled its commitment to open up the Chinese telecommunications market. However, the following restrictions on investments in mobile, value-added telecommunications and fixed-line services remain:

•	for fixed-line services, there is no longer any geographic restriction and foreign ownership may be no more than 49%;

•	for mobile voice and data services, there is no longer any geographic restriction and foreign ownership may be no more than 49%; and

•	for value-added telecommunications services, there is no longer any geographic restriction and foreign ownership may be no more than 50%.

Spectrum and Network Number Resources

The MIIT is responsible for the management of the wireless radio frequency spectrum and the allocation of frequencies within the spectrum. The frequency assigned to a telecommunications operator may not be leased or transferred without the MIIT’s approval. Standard fees for usage of the frequencies assigned to cellular telecommunications are charged to telecommunications operators: (i) for the nationwide GSM network frequency, an annual rate of RMB17 million per MHz is charged for the 900 MHz band and an annual rate of RMB15 million per MHz is charged for the 1800 MHz band; (ii) for the nationwide WCDMA network frequency, a standard fee at an annual rate of RMB3.75 million per MHz in 2011, RMB7.5 million per MHz in 2012, RMB11.25 million MHz in 2013 and RMB15 million per MHz in 2014 and onwards will be charged for the 2100 MHz band; (iii) for any local telecommunications network frequency, an annual rate of RMB1.7 million per MHz is charged for each province for the 900 MHz band, an annual rate of RMB1.5 million per MHz is charged for each province for the 1800 MHz band and an annual rate of RMB1.5 million will be charged for each province for the 2100 MHz band.

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

Fixed-Line Voice Services

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

Data Services

The PRC Government publishes guidance tariffs for certain data services, including DDN and frame relay services, provided by operators in China. Tariffs for our ATM services are determined at our discretion, subject to approval by the MIIT. An installation and testing fee is generally charged for installation and testing for our data services, as well as a fixed monthly fee for each of the services.

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

(3) Operator C pays RMB0.06 per minute to operator B on the terminating end;

(4) No settlement between operator C and operator A on the originating end.

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for SMS:

Network from Which SMS Originated	Network at Which SMS Terminated	Current Main Settlement Arrangement
Fixed-line or mobile operator A	Fixed-line or mobile operator B	(1) Operator A collects the tariff from its subscribers; (2) Operator A pays RMB0.03 (RMB0.05 prior to January 1, 2010) per SMS to Operator B

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for MMS:

Network from Which MMS Originated	Network at Which MMS Terminated	Current Main Settlement Arrangement
Mobile operator A	Mobile operator B	(1) Operator A collects the tariff from its subscribers; (2) Operator A pays RMB0.10 (RMB0.15 prior to January 1, 2010) per MMS to Operator B

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

The MIIT has required major Chinese telecommunications service providers, including Unicom Group and former Netcom Group, to participate in a project to provide telecommunications services in tens of thousands of remote villages in certain designated provinces in China as transitional measures prior to the formalization of a universal service obligation framework. In participating in this project, Unicom Group has undertaken the universal service obligation to extend telecommunications service coverage to all administrative-level villages primarily through its transmission networks. Currently, with our assistance, Unicom Group is further extending telecommunications service coverage to natural villages in remote areas in China as designated by the MIIT. We have been assisting Unicom Group in providing mobile telecommunications services to these remote villages and are responsible for the operation and maintenance of the relevant network facilities in our service areas. See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — The PRC Government may require us, along with other telecommunications service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.” under Item 3.

Convergence Policy of Telecom, Broadcasting and Internet Networks

In January 2010, the PRC Government announced its decision to accelerate the advancement of convergence of television broadcast, telecommunications and Internet access networks to realize interconnection and resource sharing among the three networks and further develop the provision of voice, data, television and other services. After the implementation of the three-network convergence policy on a trial basis in selective geographic locations during the period from 2010 to 2012, the PRC Government has started to fully implement such policy across-the-board starting from 2013. The PRC Government may amend relevant policies or promulgate new regulations corresponding to the implementation of the three-network convergence policy in the future.

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

We are incorporated in Hong Kong and as of April 19, 2013, we were 41.27% owned by Unicom BVI, which was 17.90% owned by Unicom Group and 82.10% owned by the A Share Company, which in turn was 62.22% owned by Unicom Group, 34.30% owned by Unicom Group BVI, which in turn was 100% owned by Unicom Group, 19.42% owned by public shareholders and 5.01% owned by Telefónica. See “A. History and Development of the Company” above. Set forth below are details of our wholly owned significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
Unicom Vsens Telecommunications Company Limited	China	100%
Unicom New Horizon Telecommunications Corporation Limited	China	100%
China Unicom (Hong Kong) Operations Limited	Hong Kong	100%
China Unicom (Americas) Operations Limited	United States	100%
China Unicom (Singapore) Operations Pte. Ltd.	Singapore	100%
China Unicom (Europe) Operations Limited	United Kingdom	100%
China Unicom (Japan) Operations Corporation	Japan	100%
Billion Express Investments Limited	British Virgin Islands	100%

D.	Properties

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

Acquisitions of Unicom New Horizon and Unicom NewSpace

We completed the 2012 Acquisition in respect of Unicom New Horizon in December 2012. See “A. History and Development of the Company — Unicom Acquisition and Sales — 2012 Acquisition” under Item 4. As Unicom New Horizon did not meet the definition of a “business” under IFRS/HKFRS 3 (Revised) “Business Combinations”, we accounted for the 2012 Acquisition as an asset purchase transaction in accordance with IAS/HKAS 16 “Property, Plant and Equipment”.

We completed the 2011 Acquisition in respect of Unicom NewSpace in December 2011. See “A. History and Development of the Company — Unicom Acquisitions and Sales — 2011 Acquisition” under Item 4. Because we and Unicom NewSpace were under common control of Unicom Group both prior to and after the 2011 Acquisition, the 2011 Acquisition is considered as a business combination of entities and businesses under common control and has been accounted for using merger accounting in accordance with AG 5 issued by the HKICPA in November 2005. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. Given that all the acquired entities and businesses mentioned above in this paragraph had always been under common control during all the periods presented, the assets and liabilities thereof are stated at predecessor values and are included in the consolidated financial statements included in this annual report on Form 20-F as if these entities and their businesses acquired had always been part of our company during all the periods presented.

Overview

We are an integrated telecommunications operator in China providing mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services to our customers. Following our acquisition of fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we have extended the coverage of all of our services nationwide. We, China Mobile and China Telecom are the three major telecommunications operators in China. See “A. History and Development of the Company — Restructurings of the Telecommunications Industry” under Item 4.

Prior to January 1, 2012, we had two major operating segments, the mobile business and the fixed-line business, and our chief operating decision-maker, or the CODM, evaluated the results of operating segments based on revenue and costs that were directly attributable to them. However, with the continuing integration of our mobile and fixed-line business and the sharing of resources by the two business lines, there have been increasingly significant common costs and expenses that are not attributable directly to any of these two business lines. Therefore, we changed our management structure by centralized functions instead of business lines in 2012. Since January 1, 2012, as a result of the integration of our business lines and new management structure based on function lines, the CODM has no longer assessed our business performance based on the results of operations of each of the mobile services and fixed-line services, i.e., revenue and costs that are directly attributable to each of the two business lines. Instead, the CODM has been making resources allocation decisions based on internal management functions and assessed our business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, we have had only one operating segment since January 1, 2012. The prior period operating segment information set forth herein has been recast to conform to the current year presentation.

The table below sets forth revenue from our major services and their respective percentage of our total revenue in 2010, 2011 and 2012 (excluding fixed-line upfront connection fees of RMB192 million in 2010 and RMB15 million in 2011).

	For the Year Ended December 31,
	2010		2011		2012
	RMB in millions	As % of Total	RMB in millions	As % of Total	RMB in millions	As % of Total

Total revenue (excluding fixed-line upfront connection fees)(1)	171,178	100.0	209,152	100.0	248,926	100.0
Total service revenue (excluding fixed-line upfront connection fees) (1)	163,891	95.7	185,870	88.9	210,127	84.4
Include: Mobile services	82,449	48.2	103,307	49.4	126,036	50.6
Fixed-line services	79,750	46.6	81,627	39.0	83,213	33.4
Out of which:
Broadband service	29,822	17.4	35,226	16.8	39,370	15.8
Total sales of telecommunications products	7,287	4.3	23,282	11.1	38,799	15.6

(1)

Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. Therefore, we consider that analyses of our operating results excluding upfront connection fees are more relevant to the readers of this report. As of December 31, 2011, we made an accumulated appropriation of approximately RMB12,289 million to the statutory reserve in relation to the fixed-line upfront connection fees, which were deferred and amortized over the expected customer service period of ten years. No upfront connection fees will be recognized after December 31, 2011.

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

The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2010, 2011 and 2012 (excluding fixed-line upfront connection fees of RMB192 million in 2010 and RMB15 million in 2011).

	For the Year Ended December 31,
	2010		2011		2012
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total

Total revenue (excluding fixed-line upfront connection fees)(1)	171,178	100.0	209,152	100.0	248,926	100.0
Costs, expenses and others	166,786	97.4	203,569	97.3	239,405	96.2
Interconnection charges	13,727	8.0	16,380	7.8	18,681	7.5
Depreciation and amortization	54,654	31.9	58,021	27.7	61,057	24.5
Networks, operations and support expenses	26,387	15.4	29,449	14.1	32,516	13.1
Employee benefit expenses	23,348	13.6	26,601	12.7	28,778	11.6
Selling and marketing	23,735	13.9	28,750	13.8	35,037	14.1
General, administrative and other expenses	13,862	8.1	14,836	7.1	16,215	6.5
Cost of telecommunications products sold	10,688	6.3	29,739	14.2	45,040	18.1
Finance costs, net of interest income	1,606	0.9	1,244	0.6	3,424	1.6
Realized gains on changes in fair value of derivative financial instrument	-	-	-	-	-	-
Other income-net	(1,221)	(0.7)	(1,451)	(0.7)	(1,343)	(0.5)

(1)

Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. Therefore, we consider that analyses of our operating results excluding upfront connection fees are more relevant to the readers of this report. As of December 31, 2011, we made an accumulated appropriation of approximately RMB12,289 million to the statutory reserve in relation to the fixed-line upfront connection fees, which were deferred and amortized over the expected customer service period of ten years. No upfront connection fees will be recognized after December 31, 2011.

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

Sales of services and goods

•	Usage fees and monthly fees are recognized when the services are rendered;

•	Revenue from the provision of broadband, data and other Internet-related services is recognized when the services are provided to customers;

•	Lease income from leasing of lines and customer-end equipment are treated as operating leases with rental income recognized on a straight-line basis over the lease term;

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

•

For offerings of preferential packages to the customers, which include the bundled sale of mobile handsets and provision of services, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition; and

•

Revenue from information communications technology services is recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided will be recoverable, services revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; or (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and services revenue should not be recognized.

Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.

Dividend income

Dividend income is recognized when the right to receive payment is established.

Deferred Revenue, Advances from Customers and Subscriber Points Reward Program

Deferred revenue

Deferred revenue mainly represents upfront non-refundable revenue, including upfront connection fees and installation fees of fixed-line services and receipts from the activation of SIM/USIM cards relating to our mobile services, which are deferred and recognized over the expected customer service period. Deferred revenue expected to be recognized in one year or less is classified as current liabilities. If not, they are presented as non-current liabilities.

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

Critical Accounting Estimates and Judgments

Recognition of Upfront Non-Refundable Revenue and Direct Incremental Costs

We defer and amortize upfront activation fees of SIM/USIM cards of the mobile services over the expected customer service period of 3 years (2010: approximately 3 years; 2011: approximately 3 years). The related direct incremental costs of acquiring and activating mobile subscribers, including costs of SIM/USIM cards and commissions, are also deferred and amortized over the same expected customer service period of 3 years.

We defer and amortize customer installation fees of the fixed-line services over the expected customer service period of 10 years (2010: approximately 10 years; 2011: approximately 10 years). The related direct incremental installation costs are deferred and amortized over the same expected customer service period of 10 years.

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

Lease of Telecommunications Networks in Southern China

Pursuant to the initial network lease agreement and the 2011-2012 network lease agreement, Unicom New Horizon has the legal ownership of the telecommunications networks in southern China. We believe prior to the completion of the 2012 Acquisition in December 2012, we only bore the risks associated with the operation of the fixed-line services in southern China during the relevant leasing periods and were free from any ownership risks of the telecommunications networks, and the risks and rewards of ownership of the leased assets rested substantially with the lessor. In addition, at the inception of the initial network lease agreement dated December 16, 2008, there was a high degree of uncertainty related to the market condition and operating results of the fixed-line services in southern China. It was highly uncertain whether we would continue to lease the network in the future, and we were unable to determine whether or not we would exercise the purchase option in the future. In the event that CUCL elects to exercise this purchase option, the parties will discuss and negotiate the purchase price with reference to the appraised value of the telecommunications networks in southern China, which is to be determined by reference to the then appraised value of the telecommunications networks by an independent appraiser. Given these uncertainties and due to the fact that the risks associated with the ownership of the telecommunications networks in southern China substantially remained with Unicom New Horizon, accordingly, we accounted for the leasing of the telecommunications networks in southern China as an operating lease until the completion of the 2012 Acquisition in December 2012.

At the beginning of each lease term, we assessed the appropriate classification based on the relevant factors and circumstances at that time. On October 29, 2010, CUCL entered into the 2011-2012 network lease agreement with Unicom New Horizon. The 2011-2012 network lease agreement has a term of two years, expiring on December 31, 2012, which is on the same terms and conditions as the initial network lease agreement dated December 16, 2008, except that the annual fee payable by CUCL for such lease for the two years ending December 31, 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively. At the time of entering into the 2011-2012 network lease agreement, we still believed the uncertainties of the fixed-line services in southern China continue to exist, particularly due to (i) the fact that the growth of the fixed-line services in southern China was not significant; (ii) the uncertainty of the future success of the fixed-line services in southern China arising from keen market competition; and (iii) the uncertainty in future changes in technology, technological standards and government regulatory environment. Accordingly, at the inception of the 2011-2012 network lease agreement, we were unable to determine whether we would renew the lease after the two-year lease term or whether we would exercise the purchase option. As a result, we considered the risks associated with the ownership of the telecommunications networks in southern China still substantially remained with Unicom New Horizon, and therefore accounted for the leasing of telecommunications networks in southern China under the 2011-2012 network lease agreement as an operating lease. The operating lease expense was recorded in the consolidated statement of income for the years ended December 31, 2010, 2011 and 2012. The carrying value of the telecommunications networks in southern China and the related liabilities were not reflected in the consolidated balance sheets as of December 31, 2010 and 2011, but were reflected in the consolidated balance sheet as of December 31, 2012 upon the completion of the 2012 Acquisition.

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

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2010, 2011 and 2012.

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

For temporary differences which give rise to deferred tax assets, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognized revaluation surplus on prepayments for the leasehold land and buildings determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, changes in fair value on financial assets through other comprehensive income and provision for doubtful debts. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to approximately RMB6,534 million as of December 31, 2012 (2011: approximately RMB5,091 million). Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

Recently Issued International Financial Reporting Standards/Hong Kong Financial Reporting Standards

The IASB has issued a number of new and revised IFRSs and interpretations that are first effective for the current accounting period commencing January 1, 2012 or are available for early adoption. The equivalent new and revised HKFRSs and interpretations consequently issued by the HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

Up to the date of issue of our 2012 financial statements, the following new standard and amendment or revision to existing standard has been issued but not yet effective for the annual accounting period ended December 31, 2012 and has not been adopted by us:

Effective for annual accounting period beginning on or after
IAS/HKAS 1 (amendment) “Presentation of financial statements”	January 1, 2013
IFRS/HKFRS 10 “Consolidated financial statements”	January 1, 2013
IFRS/HKFRS 13 “Fair value measurements”	January 1, 2013

Operating Results

In the 2009 Acquisition, we did not purchase the underlying fixed-line network assets in southern China, but subsequently leased such assets from Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, to operate the acquired fixed-line services. Following the completion of this transaction, as we started to lease the fixed-line network assets in southern China, which were retained by the lessor, the assets and liabilities associated with these network assets were treated as a distribution by us to Unicom Group from other reserve using the merger accounting under HKFRS and predecessor values method under IFRS. Accordingly, we did not include any assets, liabilities, depreciation, finance costs or other costs relating to such assets, but record only revenue generated from the acquired fixed-line services in southern China and the leasing fee for the relevant network assets in our consolidated financial statements, for the subsequent periods until the completion of the 2012 Acquisition in December 2012 when we acquired the entire equity interest in Unicom New Horizon. Following the 2012 Acquisition, we have included the assets, liabilities, depreciation, finance costs and other costs relating to such assets, and no longer bear any leasing fee for such assets.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue

In 2012, we continued to actively develop full-service operation with a focus on 3G mobile services and fixed-line broadband services. Revenue for 2012 was RMB248.93 billion, representing an increase of 19.0% from RMB209.15 billion for 2011 (excluding fixed-line upfront connection fees of RMB15 million in 2011), of which our service revenue was RMB210.13 billion in 2012, representing an increase of 13.1% from 2011.

Mobile Services Revenue

Revenue from our mobile services increased by 30.2% from RMB126.53 billion in 2011 to RMB164.77 billion in 2012. Of the revenue from our mobile services in 2011 and 2012, RMB103.31 billion and RMB126.04 billion, respectively, was from service revenue. Service revenue from our mobile services as a percentage of our total service revenue (excluding fixed-line upfront connection fees of RMB15 million in 2011) increased from 55.6% in 2011 to 60.0% in 2012. The growth in revenue from our mobile services was primarily driven by the growth of our 3G services in terms of number of subscribers. Our overall ARPU also increased in 2012 compared to 2011, primarily due to the change in revenue mix between our GSM services and 3G services, partially offset by the decrease in ARPU for each of GSM services and 3G services, respectively. 3G services have a significantly higher ARPU than GSM services. As the revenue from 3G services increased as a percentage of total service revenue from mobile services from 31.7% in 2011 to 47.4% in 2012, the overall ARPU for our mobile subscribers increased from RMB47.3 in 2011 to RMB47.9 in 2012.

The total number of our mobile subscribers was 23.93 million as of December 31, 2012, with a net addition of 3.97 million subscribers (including a net addition of 3.64 million 3G subscribers) from the end of 2011. ARPU of our 3G services was RMB86.1 in 2012, representing a decrease of 21.7% from RMB110.0 in 2011, primarily due to our business strategy to increase the number of our subscribers, which resulted in an increased proportion of new subscribers who are users with relatively lower usage of telecommunications. ARPU of our GSM mobile services was RMB34.2 in 2012, representing a decrease of 8.6% from RMB37.4 in 2011, primarily due to (i) the migration of certain mid- and high-end 2G subscribers to 3G network, (ii) the intensified competition among the telecommunications operators in China and (iii) the fact that a significant portion of our new users consists of users from rural areas, many of whom tend to have less usage of telecommunications services and to be more cost-sensitive than users from urban areas.

The table below sets forth the revenue composition of our mobile services and each revenue item’s respective share of total revenue for the years ended December 31, 2011 and 2012.

	2011		2012
	RMB in millions	As % of total	RMB in millions	As % of total
Total revenue from mobile services	126,526	100.0	164,771	100.0
Service revenue	103,307	81.6	126,036	76.5
Usage fees and monthly fees	54,186	42.8	61,019	37.0
Value-added services revenue	37,880	29.9	52,102	31.6
Interconnection fees	10,726	8.5	12,469	7.6
Other service revenue	515	0.4	446	0.3
Sales of mobile telecommunications products	23,219	18.4	38,735	23.5

Usage Fees and Monthly Fees. Primarily as a result of an increase in mobile subscribers, usage fees and monthly fees for our mobile services were RMB61.02 billion in 2012, representing an increase of 12.6% from RMB54.19 billion in 2011.

Value-Added Services Revenue. Value-added services revenue consists primarily of revenue from our 3G value-added services and GSM value-added services. Due to our active promotion of mobile data services of our 3G services as well as the increase in the number of our mobile subscribers, revenue from our mobile value-added services was RMB52.10 billion in 2012, representing an increase of 37.5% from RMB37.88 billion in 2011. As a percentage of total mobile revenue, revenue from our mobile value-added services increased from 29.9% in 2011 to 31.6% in 2012. Of the total revenue from mobile value-added services, revenue from mobile Internet services increased by 70.9% from RMB14.65 billion in 2011 to RMB25.03 billion in 2012, revenue from our SMS services decreased by 3.4% from RMB8.51 billion in 2011 to RMB8.22 billion in 2012, and revenue from “Cool Ringtone” services decreased by 7.9% from RMB3.28 billion in 2011 to RMB3.02 billion in 2012.

Interconnection Fees. Our interconnection fees increased by 16.2% from RMB10.73 billion in 2011 to RMB12.47 billion in 2011, and represented 7.6% of total mobile revenue in 2012 as compared with 8.5% in 2011. The increase in our interconnection fees was primarily as a result of the increased total usage of our mobile services, which was mainly driven by the increased total number of our mobile subscribers.

Sales of Telecommunications Products. Revenue from our sale of mobile telecommunications products increased from RMB23.22 billion in 2011 to RMB38.74 billion in 2012, mainly due to our continuing efforts in promoting a broad range of new bundled packages of mid- to high-end 3G handsets and 3G services in 2012.

Fixed-Line Services Revenue

In 2012, we continued to develop our fixed-line broadband services and promoted our mobile and fixed-line bundled services. The trend of mobile substitution continued to have a negative impact on the revenue from our fixed-line voice services. Excluding fixed-line upfront connection fees of RMB15 million in 2011, our revenue from fixed-line services would have increased by 1.9% from RMB81.69 billion in 2011 to RMB83.28 billion in 2012, of which service revenue would have increased by 1.9% from RMB81.63 billion in 2011 to RMB83.21 billion in 2012. See “D. Risk Factors — The industry trends of mobile service substitution and migration may continue to have a material adverse effect on our fixed-line local telephone services and GSM mobile services, which may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.

The table below sets forth the revenue composition of our fixed-line services and each revenue item’s respective share of total revenue from our fixed-line services for the years ended December 31, 2011 and 2012.

	For the Year Ended December 31,
	2011		2012
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line services(1)	81,690	100.0	83,277	100.0
Service revenue(1)	81,627	99.9	83,213	99.9
Usage fee and monthly fee	24,116	29.5	20,151	24.2
Broadband, data and other Internet-related services revenue	38,500	47.1	43,132	51.8
Interconnection fees	4,579	5.6	4,224	5.1
Value-added services revenue	4,562	5.6	4,367	5.2
Leased line income	6,859	8.4	8,086	9.7
Information communication technology services revenue	1,634	2.0	2,240	2.7
Other service revenue	1,377	1.7	1,013	1.2
Sales of fixed-line telecommunications products	63	0.1	64	0.1

(1)

Excluding fixed-line upfront connection fees of RMB15 million in 2011. Fixed-line upfront connection fees represent the amortization of deferred upfront connection fees received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. Therefore, we consider that analyses of our operating results excluding upfront connection fees are more relevant to the readers of this report. As of December 31, 2011, we made an accumulated appropriation of approximately RMB12,289 million to the statutory reserve in relation to the fixed-line upfront connection fees, which were deferred and amortized over the expected customer service period of ten years. No upfront connection fees will be recognized after December 31, 2011.

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

In 2012, we experienced continuing decline in the number of fixed-line local telephone subscribers and revenue due to the continuing effect of mobile substitution. Our local telephone subscribers decreased in 2012 by 1.0% from 92.85 million at the end of 2011 to 91.96 million at the end of 2012. ARPU of the local telephone services decreased by 12.1% from 2011 to RMB22.6 in 2012. Total usage of local calls decreased by 35.0% from 2011 to 81.50 billion pulses in 2012 (excluding Internet dial-up usage) and total usage of long distance calls decreased by 15.6% from 21.55 billion minutes in 2011 to 18.20 billion minutes in 2012. As a result, revenue from our usage fees and monthly fees in 2012 decreased by 16.4% from RMB24.12 billion in 2011 to RMB20.15 billion in 2012.

Broadband, Data and Other Internet-related Services Revenue.  Revenue from our broadband, data and other Internet-related services include revenue generated from DSL, LAN, and broadband-related value-added services, fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services and revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from our broadband, data and other Internet-related services increased by 12.0% from RMB38.50 billion in 2011 to RMB43.13 billion in 2012, primarily as a result of the increase in revenue from fixed-line broadband services.

In light of the continuing effect of mobile substitution, fixed-line broadband service has become the main growth driver of our revenue from fixed-line services. In 2012, our fixed-line broadband services continued to maintain a growth as a result of our efforts in improving broadband access speed, adopting multi-service bundling strategy, enriching application contents and implementing diversified sales strategies. The number of our fixed-line broadband subscribers increased by 14.8% from 55.65 million in 2011 to 63.87 million in 2012. ARPU of our fixed-line broadband services decreased by 3.5% from RMB56.4 in 2011 to RMB54.4 in 2012. However, revenue from our fixed-line broadband service increased by 11.8% from RMB35.23 billion in 2011 to RMB39.37 billion in 2012, and as a percentage of the total fixed-line revenue increased from 43.2% in 2011 to 47.3% in 2012. Revenue from our data and other Internet-related services increased by 56.1% from RMB3.27 billion in 2011 to RMB5.11 billion in 2012.

Interconnection Fees.    Our interconnection fees consists of interconnection fees charged to other domestic telecommunications operators, principally China Mobile and China Telecom, for both local and long distance calls. Our interconnection fees decreased by 7.9% from RMB4.58 billion in 2011 to RMB4.22 billion in 2012. The decrease in interconnection revenue was mainly due to a decrease in voice traffic from other telecommunications operators as a result of the mobile substitution effect.

Value-Added Services Revenue. Revenue from our value-added services consists of fees that we charge our customers for the provision of caller identification, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenue from our value-added services decreased by 4.2% from RMB4.56 billion in 2011 to RMB4.37 billion in 2012, mainly due to the decrease in the usage of our caller identification, Personalized Ring, and PHS SMS services as a result of the reduction of our fixed-line telephone subscribers, including PHS subscribers.

Leased Line Income. Our leased line income consists of fees that we receive from our government, corporate and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Our leased line income increased by 17.9% from RMB6.86 billion in 2011 to RMB8.09 billion in 2012, which was primarily due to the increased demand of leased line services from our local government and corporate customers.

Information Communication Technology Services Revenue. Information communication technology services revenue increased by 37.4% from RMB1.63 billion in 2011 to RMB2.24 billion in 2012, mainly as a result of our new system integration projects in 2012 for government and large corporate customers.

Others Service Revenue. Other service revenue mainly consists of miscellaneous revenue items. Other service revenue decreased by 26.4% from RMB1.38 billion in 2011 to RMB1.01 billion in 2012.

Sales of Telecommunications Products. Revenue from our sales of fixed-line telecommunications products increased by 1.6% from RMB63 million in 2011 to RMB64 million in 2012, mainly due to the increase in sales of telecommunications terminal products such as telephone sets associated with local voice services in 2012.

Costs, Expenses and Others

Total costs, expenses and others in 2012 were RMB239.39 billion, representing an increase of 17.6% from RMB203.57 billion in 2011.

The table below sets forth the major items of costs, expenses and others and their respective percentage of the total telecommunications services revenue for the years 2011 and 2012:

	For the Year Ended December 31,
	2011		2012
	RMB in millions	% of Total	RMB in millions	% of Total
Total telecommunications services revenue(1)	185,870	100.0	210,127	100.0
Costs, expenses and others	203,569	109.5	239,405	113.9
Interconnection charges	16,380	8.8	18,681	8.9
Depreciation and amortization	58,021	31.2	61,057	29.1
Networks, operations and support expenses	29,449	15.8	32,516	15.5
Employee benefit expenses	26,601	14.3	28,778	13.7
Selling and marketing	28,750	15.5	35,037	16.7
General, administrative and other expenses	14,836	8.0	16,215	7.7
Cost of telecommunications products sold	29,739	16.0	45,040	21.4
Finance costs, net of interest income	1,244	0.7	3,424	1.6
Other income-net	(1,451)	(0.8)	(1,343)	(0.6)

(1)

Excludes fixed-line upfront connection fees of RMB15 million in 2011. As of December 31, 2011, we made an accumulated appropriation of approximately RMB12,289 million to the statutory reserve in relation to the fixed-line upfront connection fees, which were deferred and amortized over the expected customer service period of ten years. No upfront connection fees will be recognized after December 31, 2011.

Interconnection Charges. Interconnection charges were RMB18.68 billion in 2012, up by 14.1% from 2011, primarily due to an increase in interconnection traffic volume resulting from the increase of the number of our subscribers. Interconnection charges as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees in 2011) was 8.8% and 8.9% in 2011 and 2012, respectively.

Depreciation and Amortization. Our depreciation and amortization expenses were RMB61.06 billion in 2012, up by 5.2% from 2011. The increase was primarily due to the increase in our capital expenditure in connection with the expansion of our 3G and fixed-line broadband network coverage and improvement of our network quality in 2012. These capital expenditures increased the relevant fixed assets that are subject to depreciation. As a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees in 2011), our depreciation and amortization expenses decreased from 31.2% in 2011 to 29.1% in 2012.

Networks, Operations and Support Expenses.  Due to various factors, including the expansion of networks, facilities and base stations and the increases in utilities charges and rental expenses, we incurred networks, operations and support expenses of RMB32.52 billion in 2012, up by 10.4% from 2011. Networks, operations and support expenses, as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees in 2011), decreased from 15.8% in 2011 to 15.5% in 2012. As a result of an increase in the lease of underlying telecommunications networks from other telecommunications operators, the related line leasing fees was RMB70.92 billion, up by 4.5% from 2011.

Employee Benefit Expenses. Due to the increases in salaries and wages as well as contributions to defined contribution pension schemes, medical insurance and housing benefits, our employee benefit expenses increased by 8.2% from RMB26.60 billion in 2011 to RMB28.78 billion in 2012, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees in 2011), decreased from 14.3% in 2011 to 13.7% in 2012.

Selling and Marketing Expenses. Primarily due to the increased promotion of our key services, such as 3G and fixed-line broadband services, and the increased costs of customer retention and channel subsidies, our selling and marketing expenses were RMB35.04 billion in 2012, up by 21.9% from 2011, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees in 2011), increased from 15.5% in 2011 to 16.7% in 2012.

General, Administrative and Other Expenses. Our general, administrative and other expenses was RMB16.21 billion in 2012, up by 9.1% compared with last year, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees in 2011), slightly decreased from 8.0% in 2011 to 7.7% in 2012.

Cost of Telecommunications Products Sold. In 2012, we continued to proactively promote 3G handsets subsidy policies and launched a number of newly defined 3G handsets models. As a result, the cost of telecommunications products sold amount to RMB45.04 billion, up by 51.5% from 2011. Correspondingly, revenue from sale of telecommunications products in 2012 amounted to RMB38.80 billion, up by 66.6% from 2011.

Finance Costs, Net of Interest Income. Our finance costs, net of interest income, increased from RMB1.24 billion in 2011 to RMB3.43 billion in 2012, which was primarily due to the increase in our interest-bearing debt to finance the increased cash requirements for our business operations. The increase in our overall cash requirements in 2012 was primarily due to an increase in our capital expenditure in 2012.

Other Income-Net. In 2012, other income-net was RMB1.34 billion, down by 6.8% from 2011. The decrease was primarily as a result of a decrease in dividend income received from our investment in Telefónica and others, which was partially offset by an increase in other income.

Income Before Income Tax

In 2012, our income before income tax was RMB9.52 billion, up by 70.1% from 2011, mainly due to the rapid development of business volumes and revenue growth.

Income Tax

Our income tax was RMB2.43 billion in 2012, up by 76.9% from 2011, and our effective tax rate in 2012 was 25.5%, up by one percentage point from 2011. The increase in our income tax was largely due to the increases in our income before income tax and our effective tax rate.

Net Income for the Year

In 2012, our net income reached RMB7.10 billion, up by 67.9% from 2011. Our basic earnings per share was RMB0.30 in 2012, up by 68.2% from 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue

In 2011, we continued to face various challenges, including intensified telecommunications market competition, further downward adjustments in tariffs and decline of fixed-line voice services. We continued to actively develop full-service operation with a focus on 3G mobile services and fixed-line broadband services. Revenue for 2011 was RMB209.17 billion, representing an increase of 22.1% from RMB171.37 billion for 2010. Excluding fixed-line upfront connection fees of RMB192 million and RMB15 million in 2010 and 2011, respectively, our revenue for 2011 would have been RMB209.15 billion, representing an increase of 22.2% from RMB171.18 billion in 2010, of which our service revenue would have been RMB185.87 billion in 2011, representing an increase of 13.4% from 2010.

Mobile Services Revenue

Revenue from our mobile services increased by 41.2% from RMB89.62 billion in 2010 to RMB126.53 billion in 2011. Of the revenue from our mobile services in 2010 and 2011, RMB82.45 billion and RMB103.31 billion, respectively, was from service revenue. Service revenue from our mobile services as a percentage of our total service revenue (excluding fixed-line upfront connection fees of RMB192 million and RMB15 million in 2010 and 2011, respectively) increased from 50.3% in 2010 to 55.6% in 2011. The growth in revenue from our mobile services was primarily driven by the growth of our 3G services. Our ARPU increased in 2011 compared to 2010, primarily due to the change in revenue mix between our GSM services and 3G services. 3G services have a significantly higher ARPU than GSM services. As the revenue from 3G services increased significantly as a percentage of total service revenue from mobile services from 14.1% in 2010 to 31.7% in 2011, the overall ARPU of our mobile services increased from RMB43.7 in 2010 to RMB47.3 in 2011. In addition, to effectively develop our 3G mobile data services, we sought to enhance customer experiences by incentivizing customers to upgrade their handsets. To this end, we offered a broad range of attractive bundled packages of mid- to high-end 3G handsets and 3G services in 2011. This initiative resulted in a significant increase in our mobile Internet service revenue as well as revenue from the sales of mobile telecommunications products in 2011.

The total number of our mobile subscribers was 199.66 million as of December 31, 2011, with a net addition of 32.23 million subscribers (including 25.96 million 3G subscribers) from the end of 2010. ARPU of our GSM mobile services was RMB37.4 in 2011, representing a decrease of 5.3% from RMB39.5 in 2010. ARPU of our 3G services was RMB110.0 in 2011, representing a decrease of 11.3% from RMB124.0 in 2010.

The table below sets forth the revenue composition of our mobile services and each revenue item’s respective share of total revenue for the years ended December 31, 2010 and 2011.

	2010		2011
	RMB in millions	As % of total	RMB in millions	As % of total
Total revenue from mobile services	89,622	100.0	126,526	100.0
Service revenue	82,449	92.0	103,307	81.6
Usage fees and monthly fees	47,004	52.4	54,186	42.8
Value-added services revenue	25,920	28.9	37,880	29.9
Interconnection fees	9,022	10.1	10,726	8.5
Other service revenue	503	0.6	515	0.4
Sales of mobile telecommunications products	7,173	8.0	23,219	18.4

Usage Fees and Monthly Fees. Primarily as a result of an increase in mobile subscribers, usage fees and monthly fees for our mobile services were RMB54.19 billion in 2011, representing an increase of 15.3% from RMB47.00 billion in 2010.

Value-Added Services Revenue. Value-added services revenue consists primarily of revenue from our 3G value-added services and GSM value-added services. In 2011, we continued to actively promote mobile data services of our 3G services and improved the penetration of mobile Internet services. As a result, revenue from our mobile value-added services amounted to RMB37.88 billion in 2011, representing an increase of 46.1% from RMB25.92 billion in 2010 and as a percentage of total mobile revenue increased from 28.9% in 2010 to 29.9% in 2011. Of the total revenue from mobile value-added services, revenue from mobile Internet services increased by 90.4% from RMB7.70 billion in 2010 to RMB14.65 billion in 2011, revenue from our SMS services increased by 4.6% from RMB8.13 billion in 2010 to RMB8.51 billion in 2011 and revenue from “Cool Ringtone” services increased by 6.7% from RMB3.08 billion in 2010 to RMB3.28 billion in 2011.

Interconnection Fees. Our interconnection fees increased by 18.9% from RMB9.02 billion in 2010 to RMB10.73 billion in 2011, and represented 8.5% of total mobile revenue in 2011 as compared with 10.1% in 2010. The increase in our interconnection fees was primarily as a result of the increased total usage of our mobile services due to the increased total number of our mobile subscribers.

Sales of Telecommunications Products. Revenue from our sale of mobile telecommunications products increased from RMB7.17 billion in 2010 to RMB23.22 billion in 2011, mainly due to our continuing efforts in promoting a broad range of new bundled packages of mid- to high-end 3G handsets and 3G services in 2011.

Fixed-Line Services Revenue

In 2011, we continued to develop our fixed-line broadband services and promoted our mobile and fixed-line bundled services. The trend of mobile substitution continued to have a negative impact on the revenue from our fixed-line voice services. Excluding fixed-line upfront connection fees of RMB192 million and RMB15 million in 2010 and 2011, respectively, our revenue from fixed-line services would have increased by 2.3% from RMB79.86 billion in 2010 to RMB81.69 billion in 2011, of which service revenue would have increased by 2.4% from RMB79.75 billion in 2010 to RMB81.63 billion in 2011. See “D. Risk Factors — The industry trends of mobile service substitution and migration may continue to have a material adverse effect on our fixed-line local telephone services and GSM mobile services, which may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.

The table below sets forth the revenue composition of our fixed-line services and each revenue item’s respective share of total revenue from our fixed-line services for the years ended December 31, 2010 and 2011.

	For the Year Ended December 31,
	2010			2011
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line services(1)	79,864	100.0	81,690	100.0
Service revenue(1)	79,750	99.9	81,627	99.9
Usage fee and monthly fee	29,085	36.4	24,116	29.5
Broadband, data and other Internet-related services revenue	32,595	40.8	38,500	47.1
Interconnection fees	5,243	6.6	4,579	5.6
Value-added services revenue	4,860	6.1	4,562	5.6
Leased line income	5,589	7.0	6,859	8.4
Information communication technology services revenue	1,048	1.3	1,634	2.0
Others service revenue	1,330	1.7	1,377	1.7
Sales of fixed-line telecommunications products	114	0.1	63	0.1

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

As a result of further implementation of the “Calling-Party-Pays” tariff policy for mobile services and continuing downward adjustments of tariffs for fixed-line services, the substitution effect of fixed-line local services by mobile services became more intense. In 2011, we experienced continuing decline in the number of fixed-line local telephone subscribers and revenue. Our local telephone subscribers decreased in 2011 by 3.9% from 96.64 million at the end of 2010 to 92.85 million at the end of 2011. ARPU of the local telephone services decreased by 11.1% from 2010 to RMB25.7 in 2011. Total usage of local calls decreased by 19.5% from 2010 to 125.28 billion pulses in 2011 (excluding Internet dial-up usage) and total usage of long distance calls decreased by 19.5% from 26.79 billion minutes in 2010 to 21.55 billion minutes in 2011. As a result, revenue from our usage fees and monthly fees in 2011 decreased by 17.1% from RMB29.09 billion in 2010 to RMB24.12 billion in 2011.

Broadband, data and other Internet-related services revenue. Revenue from our broadband, data and other Internet-related services include revenue generated from DSL, LAN, and broadband-related value-added services, fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services and revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from our broadband, data and other Internet-related services increased by 18.1% from RMB32.60 billion in 2010 to RMB38.50 billion in 2011, primarily as a result of the increase in revenue from fixed-line broadband services.

In light of the continuing effect of mobile substitution, fixed-line broadband service has become the main growth driver of our revenue from fixed-line services. In 2011, our fixed-line broadband services continued to maintain a rapid growth as a result of our efforts in improving broadband access speed, adopting multi-service bundling strategy, enriching application contents and implementing diversified sales strategies. The number of our fixed-line broadband subscribers increased by 17.8% from 47.22 million in 2010 to 55.65 million in 2011. ARPU of our fixed-line broadband services decreased by 1.2% from RMB57.1 in 2010 to RMB56.4 in 2011. However, revenue from our fixed-line broadband service increased by 18.2% from RMB29.80 billion in 2010 to RMB35.23 billion in 2011, and as a percentage of the total fixed-line revenue, increased from 37.3% in 2010 to 43.1% in 2011. Revenue from our data and other Internet-related services increased by 18.1% from RMB2.77 billion in 2010 to RMB3.27 billion in 2011.

Interconnection Fees. Our interconnection fees consists of interconnection fees charged to other domestic telecommunications operators, principally China Mobile and China Telecom, for both local and long distance calls. Our interconnection fees decreased by 12.7% from RMB5.24 billion in 2010 to RMB4.58 billion in 2011. The decrease in interconnection revenue was mainly due to a decrease in voice traffic from other telecommunications operators as a result of the mobile substitution effect.

Value-Added Services Revenue. Revenue from our value-added services consists of fees that we charge our customers for the provision of caller identification, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenue from our value-added services decreased by 6.1% from RMB4.86 billion in 2010 to RMB4.56 billion in 2011, mainly due to the decrease in the usage of our caller identification, Personalized Ring, and PHS SMS services as a result of the significant reduction of our fixed-line telephone subscribers, including PHS subscribers.

Leased Line Income. Our leased line income consists of fees that we receive from our government, corporate and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Our leased line income increased by 22.7% from RMB5.59 billion in 2010 to RMB6.86 billion in 2011, which was primarily due to the increased demand of leased line services from our local government and corporate customers.

Information Communication Technology Services Revenue. Information communication technology services revenue increased by 55.9% from RMB1.05 billion in 2010 to RMB1.63 billion in 2011, mainly as a result of our new system integration projects in 2011 for government and large corporate customers.

Other Service Revenue. Other service revenue mainly consists of miscellaneous revenue items. Other service revenue increased by 3.5% from RMB1.33 billion in 2010 to RMB1.38 billion in 2011.

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

The table below sets forth the major items of costs, expenses and others and their respective percentage of the total telecommunications services revenue for the years 2010 and 2011:

	For the Year Ended December 31,
	2010		2011
	RMB in millions	% of Total	RMB in millions	% of Total
Total telecommunications services revenue(1)	163,891	100.0	185,870	100.0
Costs, expenses and others	166,786	101.8	203,569	109.5
Interconnection charges	13,727	8.4	16,380	8.8
Depreciation and amortization	54,654	33.3	58,021	31.2
Networks, operations and support expenses	26,387	16.1	29,449	15.8
Employee benefit expenses	23,348	14.2	26,601	14.3
Selling and marketing	23,735	14.5	28,750	15.5
General, administrative and other expenses	13,862	8.4	14,836	8.0
Cost of telecommunications products sold	10,688	6.5	29,739	16.0
Finance costs, net of interest income	1,606	1.0	1,244	0.7
Other income-net	(1,221)	(0.7)	(1,451)	(0.8)

(1)	Excludes fixed-line upfront connection fees of RMB192 million in 2010 and RMB15 million in 2011.

Interconnection Charges.  Interconnection charges were RMB16.38 billion in 2011, up by 19.3% from 2010, primarily due to an increase in interconnection traffic volume resulting from the increased total usage of our services. Interconnection charges as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees) increased from 8.4% in 2010 to 8.8% in 2011.

Depreciation and Amortization. Our depreciation and amortization expenses were RMB58.02 billion in 2011, up by 6.2% from 2010. The increase was primarily due to our efforts in improving our 3G and fixed-line broadband network capacity, expanding our 3G and fixed-line broadband network coverage and optimizing our GSM network, which increased the relevant fixed assets that are subject to depreciation. As a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees), our depreciation and amortization expenses decreased from 33.3% in 2010 to 31.2% in 2011.

Networks, Operations and Support Expenses. Due to various factors, including the expansion of networks coverage, the increase in network assets and the increase in infrastructure charges such as utilities charges and rental expenses, we incurred networks, operations and support expenses of RMB29.45 billion in 2011, up by 11.6% from 2010. Networks, operations and support expenses, as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees), decreased from 16.1.% in 2010 to 15.8% in 2011. As a result of an increase in the lease of underlying telecommunications networks from other telecommunications operators, the related line leasing fees was RMB0.74 billion, up by 116.2% from 2010.

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

Selling and Marketing Expenses.  Due to various factors, including the increased promotion of our key services, such as 3G and fixed-line broadband services, and the increased costs of customer retention and channel subsidies, our selling and marketing expenses were RMB28.75 billion in 2011, up by 21.1% from 2010, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees), increased from 14.5% in 2010 to 15.5% in 2011.

General, Administrative and Other Expenses.  We continued to closely control the increase in general and administrative expenses. Our general, administrative and other expenses was RMB14.84 billion in 2011, up by 7.0% compared with 2010, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees), decreased from 8.4% in 2010 to 8.0% in 2011.

Cost of Telecommunications Products Sold. In 2011, we proactively promoted 3G handsets subsidy policies and launched a number of newly defined 3G handsets models. As a result, the cost of telecommunications products sold amount to RMB29.74 billion, up by 178.2% from 2010. Correspondingly, revenue from sale of telecommunications products in 2011 amounted to RMB23.28 billion, up by 219.5% from 2010.

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

Income Before Income Tax

In 2011, our income before income tax was RMB5.60 billion, up by 22.1% from 2010, mainly due to the increase in our revenue from mobile services, especially 3G services.

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

Liquidity and Capital Resources

Working Capital and Cash Flows

As of December 31, 2012, we had RMB18.25 billion of cash and cash equivalents, as compared with RMB15.11 billion as of December 31, 2011 and RMB22.60 billion as of December 31, 2010. As of December 31, 2012, we had RMB0.03 billion of short-term bank deposits, as compared with RMB0.30 billion as of December 31, 2011 and RMB0.27 billion as of December 31, 2010. As of December 31, 2012, we had a working capital deficit (current liabilities less current assets) of RMB254.15 billion, representing an increase by 45.1% from the working capital deficit of RMB175.12 billion as of December 31, 2011. The increase in working capital deficit in 2012 primarily resulted from an increase in short-term bank loans incurred to finance the increased cash requirements for our business operations, as well as an increase in the current position of long-term debt. The increase in our overall cash requirements in 2012 was primarily due to an increase in our capital expenditure in 2012.

In recent years, although the PRC Government introduced measures to avoid overheating of the economy, including tightening bank lending policies, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in China. As of December 31, 2012, we had RMB223.5 billion revolving banking facilities and registered quota of commercial papers, of which RMB116.3 billion was unutilized. There is no term of the facilities that materially restricts our ability to draw down the unutilized banking facilities. In addition, we believe we have the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in China, and net cash inflows from our operations.

The following table sets forth cash inflows and outflows in 2010, 2011 and 2012.

	For the Year Ended December 31,
	2010	2011	2012
	RMB in millions	RMB in millions	RMB in millions
Net cash inflow from operating activities of continuing operations	66,376	66,491	70,620
Net cash outflow from investing activities of continuing operations	(76,619)	(82,970)	(99,480)
Net cash inflow from financing activities of continuing operations	19,824	8,988	32,004

Net cash inflow/(outflow) from continuing operations	9,581	(7,491)	3,144
Net cash inflow from discontinued operations	5,121	-	-

Net increase/(decrease) in cash and cash equivalents	14,702	(7,491)	3,144

Our net cash inflow from operating activities of continuing operations increased by 0.2% from RMB66.38 billion in 2010 to RMB66.49 billion in 2011, and further increased by 6.2% to RMB70.62 billion in 2012. The increase in net cash inflow from operating activities in 2011 was mainly due to an increase in cash generated from our growing 3G services, partially offset by an increase in interest paid. The increase in net cash inflow from operating activities in 2012 was primarily a result of an increase in cash generated from our growing 3G and fixed-line broadband services, which was partially offset by the increases in interest paid and income tax paid.

Our net cash outflow from investing activities of continuing operations increased by 8.3% from RMB76.62 billion in 2010 to RMB82.97 billion in 2011, and further increased by 19.9% to RMB99.48 billion in 2012. The increase in 2011 was mainly due to an amount of RMB3.37 billion used to increase our investment in Telefónica pursuant to the Agreement to Enhance the Strategic Alliance with Telefónica and an increase of RMB2.30 billion used in the purchase of property, plant and equipment. The increase in 2012 was mainly due to an amount of RMB10.31 billion used in our acquisition of the entire equity interest in Unicom New Horizon, as well as an increase of RMB8.9 billion used in the purchase of property, plant and equipment.

Our net cash inflow from financing activities decreased from RMB19.82 billion in 2010 to RMB8.99 billion in 2011, primarily due to our decreased needs for new financings as a result of our improved overall cash flow position. Our net cash inflow from financing activities increased from RMB8.99 billion in 2011 to RMB32.00 billion in 2012, mainly as a result of an increase in short-term bank loans and debt issuance incurred to finance the increased cash requirements for our business operations. The increase in our overall cash requirements in 2012 was primarily due to an increase in our capital expenditure in 2012.

Our net cash inflow from discontinued operations was RMB5.12 billion in 2010, mainly resulting from our receipt of proceeds in 2010 in relation to the disposal of our CDMA business in 2008. There was no cash inflow or outflow from discontinued operations in 2011 and 2012.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, cash equivalents, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2010, 2011 and 2012.

	As of December 31,
	2010	2011	2012
	(RMB in millions, except percentages)
Cash and cash equivalents and short-term bank deposits	22,870	15,410	18,282
Total assets	441,269	456,233	516,724
Short-term debt	61,944	72,606	139,367
Short-term bank loans	36,727	32,322	69,175
Commercial papers	23,000	38,000	38,000
Current portion of long-term bank loans	58	50	850
Amounts due to related parties	2,033	2,156	-
Current portion of obligations under finance lease included in other obligations	126	78	127
Current portion of promissory notes	-	-	15,000
Current portion of corporate bonds	-	-	5,000
Convertible bonds	-	-	11,215
Long-term debt	35,098	34,502	2,753
Promissory notes	15,000	15,000	-
Corporate bonds	7,000	7,000	2,000
Convertible bonds	11,558	11,118	-
Non-current portion of long-term bank loans	1,462	1,384	536
Non-current portion of obligations under finance lease included in other obligations	78	-	217
Equity attributable to owners of the parent	205,661	205,898	209,505
Debt-to-capitalization ratio(1)	32.1%	34.2%	40.4%
Debt-to-equity ratio(2)	47.2%	52.0%	67.8%

(1)

Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + equity attributable to owners of the parent).

(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/equity attributable to owners of the parent.

Our debt-to-capitalization ratio was 40.4% at the end of 2012, compared to 34.2% at the end of 2011 and 32.1% at the end of 2010. Our debt-to-equity ratio was 67.8% at the end of 2012, compared to 52.0% at the end of 2011 and 47.2% at the end of 2010. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits by RMB123.84 billion as of December 31, 2012, compared to RMB91.70 billion as of December 31, 2011 and RMB74.17 billion as of December 31, 2010. The increases in our debt-to-capitalization ratio and debt-to-equity ratio from 2010 to 2011 were primarily due to our issuance of commercial papers, promissory notes and convertible bonds to finance the increased cash requirements for our business operations, which was partially offset by our repayment of short-term bank loans. The increase in our overall cash requirements in 2011 was primarily due to an increase in our capital expenditure in 2011 relating mainly to further investments in telecommunications networks construction. The increases in our debt-to-capitalization ratio and debt-to-equity ratio from 2011 to 2012 were mainly attributable to the incurrence of interest-bearing debt to finance the increased cash requirements for our business operations. The increase in our overall cash requirements in 2012 was primarily due to an increase in our capital expenditure in 2012. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs. In addition, we seek to increase our capital turnover ratio and control the amount of monetary assets.

Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar, HK dollar and Euro, was RMB70.56 billion at the end of 2012, compared to RMB33.76 billion at the end of 2011 and RMB38.25 billion at the end of 2010. The decrease from 2010 to 2011 was primarily because we replaced certain of our short-term bank loans with short-term commercial papers and other debts. The increase from 2011 to 2012 was mainly because we raised more short-term bank loans to finance the increased cash requirements for our business operations. The loan agreement does not include financial performance or other covenants which may materially restrict our operations or those of CUCL, our principal operating subsidiary in China. As of December 31, 2012, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.

In order to further rationalize our debt structure and reduce our interest expense, we may continue to finance a portion of our business operations and capital expenditures through issuance of debt securities. Our liquidity in the future will primarily depend on our ability to maintain adequate cash inflow from operations and obtain adequate external financing to meet our debt service obligations and planned capital expenditures. Our operating cash flows could be adversely affected by numerous factors beyond our control, including, but not limited to, changes in telecommunications tariffs, decreased demand for our telecommunications services and further intensified competition. Our ability to obtain external financing also depends on numerous factors, including, but not limited to, our financial condition and creditworthiness as well as our relationship with lenders. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be adversely affected” under Item 3.

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

On October 18, 2010, Billion Express Investments Limited, a wholly-owned subsidiary of our company, issued the 2015 Convertible Bonds in aggregate principal amount of US$1,838,800,000 (at the fixed exchange rate of US$1 equivalent to HK$7.7576), which are guaranteed by our company and are exchangeable into ordinary shares of our company. Pursuant to the subscription agreement with respect to the 2015 Convertible Bonds, the holders of the 2015 Convertible Bonds may, beginning on November 28, 2010, elect to convert its bonds into our ordinary shares at an initial conversion price of HK$15.85 per share, subject to certain adjustments. Pursuant to the relevant terms and conditions, the conversion price of the 2015 Convertible Bonds was adjusted to HK$15.58 per share as a result of the payment of the 2011 final dividend and will be further adjusted to HK$15.36 per share upon the payment of the 2012 final dividend, which is expected to be June 13, 2013. As of April 19, 2013, none of the 2015 Convertible Bonds has been converted into our ordinary shares.

On March 10, 2011, CUCL completed the issue of the first and second tranches of super and short-term commercial paper for the year 2011 in an amount of RMB8 billion for each tranche, each with a maturity period of 180 days and at an interest rate of 3.88% per annum. The first and second tranches of super and short-term commercial paper were fully repaid in September 2011.

On August 25, 2011, CUCL completed the issue of the first tranche of commercial paper for the year 2011 in an amount of RMB15 billion, with a maturity period of 366 days and at an interest rate of 5.23% per annum. The first tranche of commercial paper was fully repaid in August 2012.

On September 16, 2011, CUCL completed the issue of the third and fourth tranches of super and short-term commercial paper for the year 2011 in an amount of RMB4 billion for each tranche, each with a maturity period of 30 days and at an interest rate of 5.35% per annum. The third and fourth tranches of super and short-term commercial papers were fully repaid in October 2011.

On October 20, 2011, CUCL completed the issue of the second tranche of commercial paper for the year 2011 in an amount of RMB8 billion, with a maturity period of 366 days and at an interest rate of 5.78% per annum. The second tranche of commercial paper was fully repaid in October 2012.

On November 21, 2011, CUCL completed the issue of the fifth tranche of super and short-term commercial paper for the year 2011 in an amount of RMB15 billion, with a maturity period of 180 days and at an interest rate of 4.65% per annum. The fifth tranche of super and short-term commercial paper was fully repaid in May 2012.

On May 16, 2012, CUCL completed the issue of the first tranche of super and short-term commercial paper for the year 2012 in an amount of RMB15 billion, with a maturity period of 60 days and at an interest rate of 3.88% per annum. The first tranche of super and short-term commercial paper was fully repaid in July 2012.

On July 12, 2012, CUCL completed the issue of the first tranche of commercial paper for the year 2012 in an amount of RMB15 billion, with a maturity period of 365 days and at an interest rate of 3.45% per annum.

On August 28, 2012, CUCL completed the issue of the second tranche of super and short term commercial paper for the year 2012 in an amount of RMB15 billion, with a maturity period of 60 days and at an interest rate of 3.70% per annum. The second tranche of super and short-term commercial paper was fully repaid in October 2012.

On October 24, 2012, CUCL completed the issue of the second tranche of commercial paper for the year 2012 in an amount of RMB15 billion, with a maturity period of 365 days and at an interest rate of 4.20% per annum.

On October 25, 2012, CUCL completed the issue of the third tranche of commercial paper for the year 2012 in an amount of RMB8 billion, with a maturity period of 365 days and at an interest rate of 4.20% per annum.

Contractual Obligations and Commercial Commitments

The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2012.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years

Short-term bank loans (1)*	70,249	70,249	-	-	-
Commercial papers (2)*	39,057	39,057	-	-	-
Long-term bank loans (3)*	1,445	886	53	154	352
Corporate bonds (4)*	7,577	5,268	90	2,219	-
Convertible bonds (5)*	11,801	87	87	11,627	-
Promissory notes (6)*	15,309	15,309	-	-	-
Other obligations*	2,991	2,652	141	113	85
Capital commitments (7)	9,695	5,747	1,171	365	2,412
Operating leases commitments (7)	8,021	2,092	1,697	3,487	745

Total obligations	166,145	141,347	3,239	17,965	3,594

* Interest included

(1)	See Note 27 “Short-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(2)	See Note 26 “Commercial Papers” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(3)	See Note 20 “Long-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(4)	See Note 23 “Corporate Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(5)	See Note 22 “Convertible Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(6)	See Note 21 “Promissory Notes” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(7)	See Note 41 “Contingencies and Commitments” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Trend Information

Please refer to the discussion in sections headed “— Overview” and “— Operating Results” under this Item 5.

Off-Balance Sheet Arrangements

As of December 31, 2012, we did not have any other off-balance sheet arrangement.

Capital Expenditures

The following table sets forth our historical capital expenditure requirements for the periods indicated.

	For the Year Ended December 31,
	2011		2012
	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage
Mobile services	25.99	33.9%	40.93	41.0%
Broadband and data services	25.71	33.5%	25.52	25.6%
Infrastructure and transmission network	15.42	20.1%	19.03	19.1%
Others (1)	9.54	12.5%	14.32	14.3%

Total	76.66	100.0%	99.80	100.0%

(1)	Other expenditures consist of innovation and value-added platform, IT system, fixed-line services and procurement of miscellaneous assets, equipment and spare parts.

Our capital expenditure totaled RMB99.80 billion in 2012, which mainly consisted of investment in mobile services, broadband and data services, and infrastructure and transmission networks. In 2012, capital expenditure attributable to mobile services was RMB40.93 billion; capital expenditure attributable to broadband and data services was RMB25.52 billion; capital expenditure attributable to infrastructure and transmission networks was RMB19.03 billion.

We currently estimate that our capital expenditure in 2013 will be substantially lower than our capital expenditure in 2012. However, we expect to continue incurring significant capital expenditure in 2013 in relation to our further investments in 3G services and data services as well as infrastructure and transmission networks that support the development of our 3G and fixed-line broadband services.

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

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Chang Xiaobing	56	Chairman of the Board of Directors and Chief Executive Officer
Lu Yimin	49	Executive Director and President
Tong Jilu	55	Executive Director and Senior Vice President
Li Fushen	50	Executive Director and Chief Financial Officer
Cesareo Alierta Izuel	67	Non-Executive Director
Cheung Wing Lam Linus	64	Independent Non-Executive Director
Wong Wai Ming	55	Independent Non-Executive Director
John Lawson Thornton	59	Independent Non-Executive Director
Chung Shui Ming Timpson	61	Independent Non-Executive Director
Cai Hongbin	45	Independent Non-Executive Director
Law Fan Chiu Fun Fanny	60	Independent Non-Executive Director
Li Jianguo	59	Senior Vice President
Li Gang	55	Senior Vice President
Zhang Junan	56	Senior Vice President
Jiang Zhengxin	56	Senior Vice President
Shao Guanglu	49	Senior Vice President

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

Mr. Cheung Wing Lam Linus was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Chairman of the University of Hong Kong School of Professional and Continuing Education and Chairman of Centennial College. Mr. Cheung was also Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited and HKR International Limited, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

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

Mr. John Lawson Thornton was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Thornton is currently a Professor and Director of the Global Leadership Program, and Chairman of the Advisory Board, at the Tsinghua University School of Economics and Management in Beijing. He is the Co-Chairman of Barrick Gold Corporation (listed on the Toronto Stock Exchange and New York Stock Exchange). He is also the Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He is a Director of HSBC Holdings plc (listed on the Hong Kong Stock Exchange, London Stock Exchange, New York Stock Exchange, Paris Stock Exchange and Bermuda Stock Exchange), as well as a Director of Ford Motor Company (listed on the New York Stock Exchange). Mr. Thornton is a trustee, director, advisory board member or member of China Foreign Affairs University, China Investment Corporation, China Securities Regulatory Commission, The Committee on Capital Markets Regulation, Council on Foreign Relations, General Atlantic, The Hotchkiss School, McKinsey Knowledge Council, Morehouse College, and the National Committee on U.S.-China Relations. Mr. Thornton served as a Director of News Corporation from June 2004 to November 2012, a Director of Intel Corporation from July 2003 to May 2010, a Director of Industrial and Commercial Bank of China Limited from October 2005 to November 2008, and an Independent Non-Executive Director of China Netcom from October 2004 to November 2008. Mr. Thornton retired in July 2003 as President and a Director of The Goldman Sachs Group, Inc. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and an M.P.P.M. from the Yale School of Management in 1980.

Mr. Chung Shui Ming Timpson was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 12th Chinese People’s Political Consultative Conference. He is also the Chairman of the Advisory Committee on Arts Development. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited and Henderson Land Development Company Limited (all listed on the Hong Kong Stock Exchange). Mr. Chung is also an Independent Director of China State Construction Eng. Corp. Ltd. (listed on the Shanghai Stock Exchange). From October 2004 to November 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Nine Dragons Paper (Holdings) Limited, an Independent Director of China Everbright Bank Company Limited and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree of business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Mr. Cai Hongbin was appointed in May 2010 as an Independent Non-Executive Director of the Company. Mr. Cai is currently the Dean of and a Professor in Applied Economics at Guanghua School of Management at Peking University. Besides, Mr. Cai is a Deputy to the National People’s Congress of the People’s Republic of China and an Outside Director of China Petrochemical Corporation. Prior to joining Guanghua School of Management at Peking University, Mr. Cai served as an Assistant Professor of the Economics Department at University of California, Los Angeles. He was also an Independent Director of China Everbright Bank Company Limited, Concord Medical Services Holdings Limited and Beijing Venustech Inc. Mr. Cai received a bachelor’s degree in Mathematics from Wuhan University in 1988, a master’s degree in Economics from Peking University in 1991, and a doctoral degree in Economics from Stanford University in 1997. In addition, Mr. Cai was awarded New Century Excellent Talents in University from Ministry of Education of the PRC, or the Ministry of Education, in 2006, the National Outstanding Young Researcher from National Science Foundation of China in 2007, the National Changjiang Scholar from the Ministry of Education in 2008, Fellow of the Econometric Society in 2011 and Council of the Econometric Society in 2012. Mr. Cai has carried out extensive research in the areas of, among others, game theory, industrial organization, corporate finance and Chinese economy, and has published many academic papers in top international and national journals.

Mrs. Law Fan Chiu Fun Fanny was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently a Deputy of the Hong Kong Special Administrative Region, or HKSAR, to the National People’s Congress of the PRC, a Member of the Executive Council of the Government of HKSAR, the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. In addition, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited (listed on the Hong Kong Stock Exchange). Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honors degree in science and was named an outstanding alumnus of the Science Faculty of the University of Hong Kong in 2009. She received a master’s degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a master’s degree in education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.

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

Mr. Li Gang was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Li graduated from Beijing University of Posts and Telecommunications in 1985 and received a master’s degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Deputy Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Limited and as the Chairman and General Manager of Beijing Mobile Communication Co., Limited. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). From April 2006 to October 2008, Mr. Li served as an Executive Director of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited since November 2011. Mr. Li is a Deputy General Manager of Unicom Group, as well as a Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

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

The aggregate compensation and other benefits paid by us to our directors as a group in 2012 was approximately RMB5.674 million, while retirement benefits paid by us were approximately RMB132,000. Each of our executive directors participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. Some of our directors also hold options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option schemes and options granted to our directors as well as compensation for the year 2012.

C.	Board Practices

General

Pursuant to our articles of association, at each annual general meeting, one-third of our directors retire from office by rotation. The retiring directors are eligible for re-election. The Board may at any time appoint a new director to fill a vacancy or as an additional director. The Board may also appoint and remove our executive officers. No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreements, except certain statutory compensation. The following table sets forth certain information concerning our current directors and former directors who served as directors in 2012.

Name	Appointment Date	Re-appointment Date	Resignation or Retirement Date
Current Directors

Chang Xiaobing	December 21, 2004	May 12, 2006, May 26, 2009 and May 29, 2012	–

Lu Yimin	October 15, 2008	May 26, 2009 and May 24, 2011	–

Tong Jilu	February 1, 2004	May 12, 2004, May 12, 2006, May 16, 2008 and May 12, 2010	–

Li Fushen	March 30, 2011	May 24, 2011	–

Cesareo Alierta Izuel	October 15, 2008	May 26, 2009 and May 24, 2011	–

Cheung Wing Lam Linus	May 12, 2004	May 12, 2006, May 16, 2008, May 12, 2010 and May 29, 2012	–

Wong Wai Ming	January 19, 2006	May 12, 2006, May 26, 2009 and May 24, 2011	–

John Lawson Thornton	October 15, 2008	May 26, 2009 and May 29, 2012	–

Chung Shui Ming Timpson	October 15, 2008	May 26, 2009 and May 29, 2012	–

Cai Hongbin	May 13, 2010	May 24, 2011	–

Law Fan Chiu Fun Fanny	November 21, 2012	–	–

Audit Committee

The audit committee reviews and supervises our financial reporting process and internal controls. The duties of the audit committee include, among others:

•

as the key representative body for overseeing our relationship with the independent auditor, considering and approving the appointment, resignation and removal of our independent auditor and the auditor’s fees;

•	reviewing our quarterly, interim and annual financial statements before submission to the board of directors;

•	coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits;

•	reviewing any correspondence from the independent auditor to our management and the responses of our management;

•	reviewing the relevant reports concerning our internal controls and procedures;

•	discussing our internal control system with our management to ensure that our management perform their duties to have an effective internal control system in place;

•	pre-approving the audit and non-audit services to be provided by the external auditor, and determining whether any non-audit services would affect the independence of the auditor;

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

As of April 19, 2013, the members of the audit committee are Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson, Mr. Cai Hongbin and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive directors of our company.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of options and other matters relating to compensation. The primary duties of the remuneration committee include considering and approving the remuneration policies and structure for directors’ and senior management’s remuneration, considering and making recommendations to the Board regarding the remuneration packages of the directors and senior management, and considering and approving our Company’s share option schemes. The remuneration committee also conducts performance review of the Chief Executive Officer and determines the Chief Executive Officer’s year-end bonus pursuant to the performance target contract entered into between the Board and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance review and determination of performance-based year-end bonuses for the other members of our management, which is subject to the review of the remuneration committee. In addition, the remuneration committee consults the Chairman of the Board on the remuneration proposals for other executive directors. As of April 19, 2013, the members of the remuneration committee are Mr. Cheung Wing Lam Linus (Chairman of the remuneration committee), Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin, all being independent non-executive directors of our company.

Nomination Committee

The nomination committee meets regularly to consider the nomination of our directors and senior management personnel. The primary duties of the nomination committee are to (i) review the structure, size and composition of the Board at least annually and make recommendations on any proposed changes to the Board to complement our corporate strategy; (ii) identify individuals suitably qualified to become Board members and select or make recommendations to the Board; (iii) assess the independence of independent non-executive directors; (iv) make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors; and (v) provide opinion to the Board on candidates nominated by our Chief Executive Officer to become our senior management personnel and on changes to our senior management personnel. As of April 19, 2013, the members of the nomination committee are Mr. Cai Hongbin (Chairman of the nomination committee), Mr. Chang Xiaobing, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson. Except for Mr. Chang Xiaobing, who is our Chairman and Chief Executive Officer, each of the members of the nomination committee is an independent non-executive director of our company.

D.	Employees

As of December 31, 2010, 2011 and 2012, we had a total number of 310,030, 297,210 and 289,015 employees, respectively. The employees as of December 31, 2012 are classified by function as follows:

By Function	Number of Employees

Employees	218,598
Management and administration	23,620
Sales and customer service	63,397
Product and Marketing	18,308
Network construction and maintenance	81,155
Support	26,579
Others	5,539
Temporary employees	70,417

Total	289,015

E.	Share Ownership

As of April 19, 2013, our directors who own shares in our company are listed as follows:

Name	Capacity and Nature	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial Owner (Personal)	400,000	0.0017%
Chung Shui Ming Timpson	Beneficial Owner (Personal)	6,000	0.0000%

Apart from those disclosed herein, as of April 19, 2013, our other directors as a group do not own any shares in our company.

As of April 19, 2013, our directors as a group hold options for 2,619,840 shares, or approximately 0.01% of our issued and outstanding share capital, including the following options granted under our share option scheme and special purpose share option scheme:

Name	Capacity and Nature	Number of Shares Covered(1)	Expiration Date	Exercise Price	Consideration Paid	Compensation for 2012
Directors						(RMB in thousands)

Chang Xiaobing	Beneficial Owner (Personal)	526,000 746,000	December 20, 2014(3) February 14, 2015(3)	HK$6.20 HK$6.35	HK$1.00 HK$1.00	1,023

Lu Yimin	—	—	—	—	—	1,013

Tong Jilu	Beneficial Owner (Personal)	92,000 460,000	July 19, 2014(3) February 14, 2015(3)	HK$5.92 HK$6.35	HK$1.00 HK$1.00	900

	Beneficial Owner (Spouse)	32,000 40,000	July 19, 2014(3) February 14, 2015(3)	HK$5.92 HK$6.35	HK$1.00 HK$1.00

Li Fushen	Beneficial Owner (Personal)	723,840	November 16, 2014(3)	HK$5.57	—	898

Cesareo Alierta Izuel	—	—	—	—	—	244

Cheung Wing Lam Linus	—	—	—	—	—	334

Wong Wai Ming	—	—	—	—	—	342

John Lawson Thornton	—	—	—	—	—	334

Chung Shui Ming Timpson	—	—	—	—	—	334

Cai Hongbin	—	—	—	—	—	350

Law Fan Chiu Fun Fanny	—	—	—	—	—	34

Employees(2)
		7,084,000	May 20, 2013(3)	HK$4.30	HK$1.00
		40,900,000	July 19, 2014(3)	HK$5.92	HK$1.00
		128,000	December 20, 2014(3)	HK$6.20	HK$1.00
		150,160,000	February 14, 2015(3)	HK$6.35	HK$1.00
		99,637,850	November 16, 2014(3)	HK$5.57	HK$1.00
		88,929,468	December 5, 2014(3)	HK$8.26	HK$1.00

(1)	Each option gives the holder the right to subscribe for one share.

(2)

In 2009, the exercise periods of approximately 25,000,000 options were extended by one year by the Board pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those options were determined by the Board as “Transferred Personnel” under the terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those options were not exercisable due to a “Mandatory Moratorium” under the terms of the Share Option Scheme. Due to the “Mandatory Moratorium” continuing to be in force, the Board further extended the exercise periods of certain options by one year in each of March 2010, 2011, 2012 and 2013 under the terms of the Share Option Scheme. As of December 31, 2012, approximately 23,440,000 share options held by Transferred Personnel remained valid.

(3)

In each of March 2010, 2011, 2012 and 2013, the expiry dates for certain options were extended by one year by the Board pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those options were not exercisable due to a “Mandatory Moratorium”, which is still in force, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

Stock Incentive Schemes

Share Option Scheme. We adopted a share option scheme on June 1, 2000, and amended the scheme on each of May 13, 2002, May 11, 2007 and May 26, 2009. The amended scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the nominal value of the shares; (ii) the closing price of the shares on the HKSE on the grant date of such option; and (iii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of March 31, 2013, 202,040,000 options granted by us under the share option scheme were outstanding and held by two directors and approximately 2,800 of our employees. The share option scheme expired on June 21, 2010. Following the expiry of the share option scheme, no further option may be granted under the share option scheme, but the provisions of the share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the share option scheme. As of March 31, 2013, 4,310,000 options (with an exercise price of HK$15.42), 34,131,200 options (with an exercise price of HK$6.18), 92,398,800 options (with an exercise price of HK$4.3), 366,000 options (with an exercise price of HK$4.66), 67,084,000 options (with an exercise price of HK$5.92), 10,652,000 options (with an exercise price of HK$6.35) and 150,000 options (with an exercise price of HK$6.35) had been exercised.

Special Purpose Share Option Scheme.    We also adopted a special purpose share option scheme on September 16, 2008, in connection with our merger with China Netcom and amended the scheme on May 26, 2009. The special purpose share option scheme provides for the grant of options to the optionholders of China Netcom, in consideration for the cancellation of their outstanding China Netcom options (whether vested or not) on October 14, 2008. There are two exercise periods for the options granted under the special purpose share option scheme, one of which commenced on October 15, 2008, and will end on November 16, 2013 (as extended by the Board), with an exercise price of HK$5.57 and the other commenced on October 15, 2008, and will end on December 5, 2013 (as extended by the Board), with an exercise price of HK$8.26. No amount was payable on acceptance of the grant of options under the special purpose share option scheme. As of March 31, 2013, 189,291,158 options granted under this scheme were outstanding and held by one director and approximately 690 of our employees. As of March 31, 2013, 265,408 options (with an exercise price of HK$5.57) granted under the Special Purpose Share Option Scheme had been exercised.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 19, 2013, our controlling shareholder, Unicom Group, through its 17.90% direct interest in Unicom BVI, 62.22% direct interest in the A Share Company (which in turn holds 82.10% of Unicom BVI) and 100% direct interest in Unicom Group BVI, indirectly and beneficially owned approximately 17.8 billion shares of Unicom, or 75.57% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group’s shares are held by the SASAC and a group of companies, most of which are state-owned enterprises in China. Shares beneficially owned by Unicom Group do not carry voting rights different from our other issued shares. In addition, Telefónica held 5.01% of our total outstanding shares.

As of April 19, 2013, most of our shareholders of record were located outside of the United States. In addition, as of April 19, 2013, there were approximately 49,816,000 ADSs outstanding, each representing 10 shares and together representing 2.11% of our total outstanding shares or 8.65% of our total outstanding shares not beneficially owned by our controlling shareholder.

B.	Related Party Transactions

2012 Acquisition

In December 2012, we completed our acquisition through CUCL of the entire equity interest in Unicom New Horizon from Unicom Group for a total cash consideration of RMB12,165,750,000. The assets of Unicom New Horizon consist of fixed-line telecommunications network assets located in 21 provinces in southern China and the rights and liabilities of Unicom New Horizon relating to its business operations.

2011 Acquisition

In December 2011, we completed our acquisitions through Broadband Online, a wholly-owned subsidiary of CUCL, of the entire equity interest in Unicom NewSpace from Unicom Group for a total cash consideration of RMB158 million. Unicom NewSpace primarily engages in mobile value-added business in China.

Continuing Related Party Transactions under the 2011 Comprehensive Services Agreement

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

On October 29, 2010, CUCL and Unicom Group entered into the 2011 comprehensive services agreement to renew certain continuing connected transactions for a term of three years commencing on January 1, 2011 and expiring on December 31, 2013. Unless CUCL notifies Unicom Group at least 60 days prior to the expiration of such agreement of their intention not to renew the 2011 comprehensive services agreement, such agreement shall automatically be renewed for a further period of three years.

Details of the continuing related party transactions under the 2011 comprehensive services agreement are summarized below.

Telecommunications Resources Leasing

Unicom Group agrees to lease to CUCL certain international telecommunications resources and certain other telecommunications facilities required by CUCL for its operations.

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities, provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of the leased international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service to the leased telecommunications facilities. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any leased telecommunications facilities, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the leased telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis. In 2012, the total charges paid by CUCL to Unicom Group amounted to approximately RMB293 million.

Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities belonging to CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges payable by CUCL or Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such rental charges will not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. In 2012, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB922 million and the rental charges paid by Unicom Group to CUCL was negligible.

Provision of Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis. In 2012, the total revenue allocated to Unicom Group in relation to value-added services amounted to approximately RMB13 million.

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

The service charges due to Unicom Group will be settled on a monthly basis. In 2012, the total charges paid by CUCL to Unicom Group amounted to approximately RMB394 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2012, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,890 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2012, the total charges paid by CUCL to Unicom Group amounted to approximately RMB1,447 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2012, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB240 million and the total services charges paid by Unicom Group to CUCL was RMB93 million.

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

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis. In 2012, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB186 million and the total services charges paid by Unicom Group to CUCL was negligible.

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

On October 29, 2010, CUCL entered into the 2011-2012 network lease agreement, with Unicom New Horizon, which was for an initial term of two years effective from January 1, 2011 and was renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties. The annual lease fee paid by CUCL under the 2011-2012 network lease agreement for the years ending December 31, 2011 and 2012 was RMB2.4 billion and RMB2.6 billion, respectively. See “A. History and Development — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4.

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

The 2011 comprehensive services agreement provides that the determination of whether we or CUCL would constitute majority-owned subsidiaries of the Unicom Group shall be made in accordance with the PRC Enterprise Accounting Standards, as amended by the MOF from time to time.

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

In 2011, the NDRC initiated an anti-monopoly investigation relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers. In response to the NDRC’s investigation, we (i) provided the NDRC with pricing, volume, turnover and other information relevant to our Internet access bandwidth leasing services with Internet service providers for the year 2010, (ii) conducted a comprehensive self-inspection of our operations and (iii) submitted to the NDRC a proposal for enhancement initiatives and an application for suspension of the NDRC’s investigation. Through our comprehensive self-inspection of our operations, we have identified room for improvement in pricing management and relatively wide pricing variation, in respect of our services relating to the Internet dedicated leased line access service provided by us to the Internet service providers. In addition, the quality of interconnection between us and other backbone network operators also requires further improvement. In December 2012, we submitted a report to the NDRC regarding the improvement of our price management of Internet dedicated leased line access service. As of the date of this annual report, the NDRC has not informed us of any results or conclusions of the investigation.

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

Based on the Company’s financial position in 2012 and taking into account the development needs of the mobile and fixed-line broadband services, our board of directors recommended the payment of a final dividend of RMB0.12 per share for the year ended December 31, 2012, compared to RMB0.10 per share for the fiscal year ended December 31, 2011.

Item 9. The	Offer and Listing

Market Price Information

Our ADSs, each representing ten ordinary shares, are listed and traded on the NYSE. Our ordinary shares are listed and traded on the HKSE. The NYSE and the HKSE are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ordinary shares on the HKSE and of our ADSs on the NYSE since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2008	19.58	8.53	25.07	10.27
2009	12.34	6.84	15.75	8.72
2010	12.16	8.31	15.54	10.58
2011	17.40	11.04	22.39	14.11
2012	16.78	9.50	21.58	12.26

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Quarterly:
First Quarter, 2011	13.58	11.04	17.49	14.11
Second Quarter, 2011	17.36	13.40	22.08	17.26
Third Quarter, 2011	17.40	13.40	22.39	17.45
Fourth Quarter, 2011	16.80	14.58	21.70	19.12
First Quarter, 2012	16.78	14.26	21.58	16.33
Second Quarter, 2012	13.82	9.50	17.75	12.26
Third Quarter, 2012	13.48	9.51	17.36	12.31
Fourth Quarter, 2012	13.76	11.16	17.54	14.37
First Quarter, 2013	13.34	10.36	17.40	13.44
Monthly:
October 2012	13.76	12.34	17.54	16.09
November 2012	12.74	11.16	16.50	14.37
December 2012	12.54	11.84	16.29	15.33
January 2013	13.34	12.14	17.40	15.59
February 2013	12.60	10.96	16.25	14.19
March 2013	11.30	10.36	14.53	13.44
April 2013 (through April 24, 2013)	10.82	9.51	13.90	12.21

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

In addition to the contracts described in “B. Related Party Transactions” under Item 7, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:

•

Transfer Agreement, dated November 21, 2012, entered into between Unicom A Share Company and CUCL, pursuant to which Unicom A Share Company agreed to transfer all of its rights and obligations under the Equity Acquisition Agreement to CUCL for an aggregate consideration of RMB12,165,750,000.

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

On April 22, 2009, the SAT issued the Notice Regarding the Determination of Tax Residence Status of Chinese-Controlled Offshore-Incorporated Enterprises on the Basis of De Facto Management Bodies, or the 2009 Notice, which was retroactively effective as of January 1, 2008. Pursuant to the 2009 Notice, an enterprise incorporated under the laws of a jurisdiction outside China but controlled by a PRC enterprise or enterprise group may be determined to be a PRC resident enterprise with its de facto management bodies located within China for PRC tax purposes if certain criteria specified under the 2009 Notice are met. Under the 2009 Notice, dividends paid by such an off-shore incorporated enterprise are deemed to be PRC-sourced income and subject to PRC enterprise income tax. On November 11, 2010, we were notified by the SAT that we are determined to be a PRC resident enterprise since January 1, 2008 for PRC tax purposes. Accordingly, we are required to withhold the 10% EIT when we distribute dividends to our non-resident enterprise shareholders.

Accordingly, we will withhold the 10% EIT when we distribute our final dividend for the fiscal year ended December 31, 2012 in respect of the non-resident enterprise shareholders for PRC tax purposes whose names appear on our register of members as of the record date for such dividends, and who are not individuals, unless such non-individual shareholders are able to provide documents from the relevant PRC tax authorities confirming that we are not required to withhold the 10% EIT in respect of the dividends that such shareholders are entitled to, on the basis that dividend income between two PRC resident enterprises is exempted from enterprise income tax, subject to certain conditions, under the EIT Law. In addition, certain investors hold our shares or ADSs through custodians, nominees, corporate trustees or other intermediaries and the names of these investors do not appear on our register of members. Payments of dividends to such investors are also subject to the 10% EIT withholding. These investors should enquire about the relevant procedures with the relevant custodians, nominees, trustees or other intermediaries if they wish to change the identities of the shareholders on our register of members.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs will be qualified dividend income, provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States.

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

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Dividends will be income from sources outside the United States and, depending on your circumstances, will be either passive income or general income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “People’s Republic of China — Taxation of Dividends,” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. The PRC tax withheld and paid over to the PRC will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, including short-term and long-term debt obligations and convertible bonds, as well as the expected maturity profile of such instruments as of December 31, 2012.

	Expected Maturity							As of December 31, 2012
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Fixed rate	39,780	-	-	-	-	-	39,780	39,780
Average rate (1)	5.04%	-	-	-	-	-	-	-
Variable rate	800	-	-	-	-	-	800	800
Average rate	5.65%	-	-	-	-	-	-	-
HK dollar-denominated loans
Variable rate	29,395	-	-	-	-	-	29,395	39,395
Average rate	1.73%	-	-	-	-	-	-	-
U.S. dollar-denominated loans
Fixed rate	23	24	24	24	24	267	386	299
Average rate	0.33%	0.31%	0.30%	0.28%	0.26%	0.09%	-	-
Euro-denominated loans
Fixed rate	27	24	24	24	24	77	200	189
Average rate	2.19%	2.16%	2.14%	2.11%	2.06%	1.46%	-	-
RMB-denominated commercial papers
Fixed rate	38,000	-	-	-	-	-	38,000	38,000
Average rate	3.90%	-	-	-	-	-	-	-
RMB-denominated promissory notes
Fixed rate	15,000	-	-	-	-	-	15,000	14,914
Average rate	3.39%	-	-	-	-	-	-	-
RMB-denominated corporate bonds
Fixed rate	5,000	-	-	-	2,000	-	7,000	7,025
Average rate	5.06%	4.50%	4.50%	4.50%	4.50%	-	-	-
U.S. dollar-denominated convertible bonds
Fixed rate	11,567	-	-	-	-	-	11,567	11,215
Average rate	1.90%	-	-	-	-	-	-	-
U.S. dollar-denominated finance lease
Variable rate	127	127	90	-	-	-	344	344
Average rate	2.81%	2.86%	3.13%	-	-	-	-	-

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2012.

For the year ended December 31, 2012, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables were held constant, our interest expenses would have increased/decreased by approximately RMB50 million (2011: approximately RMB135 million; 2010: approximately RMB27 million).

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

The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term bank deposits, short-term and long-term debt obligations, convertible bonds and capital commitments as of December 31, 2012 and the expected maturity profile of these debt obligations and capital commitments.

	Expected Maturity							As of December 31, 2012
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents
U.S. dollars	533	-	-	-	-	-	533	533
HK dollars	198	-	-	-	-	-	198	198
Japanese yen	2	-	-	-	-	-	2	2
Euro dollars	11	-	-	-	-	-	11	11
GBP	16	-	-	-	-	-	16	16
Singapore dollars	2	-	-	-	-	-	2	2
Short-term bank deposits
U.S. dollars	-	-	-	-	-	-	-	-
HK dollars	-	-	-	-	-	-	-	-
Liabilities:
U.S. dollar-denominated loans	23	24	24	24	24	267	386	299
Euro-denominated loans	27	24	24	24	24	77	200	189
HK dollar-denominated loans	29,395	-	-	-	-	-	29,395	29,395
U.S. dollar-denominated convertible bonds	11,567	-	-	-	-	-	11,567	11,215
U.S. dollar-denominated finance lease	127	127	90	-	-	-	344	344
Off-balance sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	-	-	-	-	-	-	-	-

If the RMB had strengthened/weakened by 10% against the foreign currencies, relative to December 31, 2012, primarily with respect to U.S. dollars, HK dollars and Euro, while all other variables were held constant, we would have recognized additional exchange gains/losses of approximately RMB4.08 billion (2011: exchange gains/losses of approximately RMB2.75 billion; 2010: exchange gains/losses of approximately RMB1.29 billion) for foreign currencies-denominated cash and cash equivalents, short-term bank deposits, borrowings, convertible bonds and other obligations under finance lease included in other obligations.

Risk Relating to Financial Assets at Fair Value through Other Comprehensive Income

The investments we hold are classified in the consolidated balance sheet as financial assets at fair value through other comprehensive income. These investments are subject to equity price risk, which results primarily from changes in the level or volatility of underlying equity prices. One of our significant investments is denominated in Euro and the fair value of such investment is also subject to risks associated with fluctuations of foreign exchange rate between Euro and Renminbi (our functional currency). If either (i) the share price of our invested equity securities (in Euro) had increased/decreased by 10% or (ii) the exchange rate between Euro and Renminbi had changed by 10%, in each case, relative to December 31, 2012, while the other variable is held constant, we would have recorded additional change in fair value of approximately RMB408.15 million, net of tax, in our investment revaluation reserve. As of April 19, 2013, the change in the foreign exchange rate between Euro and Renminbi and, to a lesser extent, the change of the underlying equity price denominated in Euro resulted in an appreciation of the fair value of our relevant investment by approximately 2% from December 31, 2012. If Euro-related uncertainty remains, we may be subject to further gain/loss in the fair value of our investments denominated in Euro and our financial condition may be materially adversely affected.

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

From January 1, 2012 to December 31, 2012, we received from the Bank of New York Mellon a total of US$100,815, net of withholding tax, reimbursement for the expenses we incurred, including but not limited to, annual stock exchange listing fee, investor relations reimbursement, non-standard out-of-pocket maintenance costs for the ADR, charges incurred in connection with services provided for by third party vendors, charges and out-of-pocket expenses for the servicing of non-registered holders. The Bank of New York Mellon also waived certain costs of US$131,305.19 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered shareholders. In addition, the Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain limits and conditions.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2012, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

As of December 31, 2012, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2012 was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report appearing on page F-2.

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

Item 16B.  Code of Ethics

In 2003, we adopted a code of ethics that applies to our chief executive officer, chief financial officer, president, vice-presidents, controller and other senior officers, a copy of which was filed as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003. In February 2006, we adopted another code of ethics that applies to our employees generally, a copy of which was filed as Exhibit 11.2 to our annual report on Form 20-F for the fiscal year ended December 31, 2005. Copies of our Code of Ethics for Senior Officers and Code of Ethics for Employees may also be downloaded from our website at http://www.chinaunicom.com.hk. Information on that website is not a part of this annual report on Form 20-F.

Item 16C.  Principal Accountant Fees and Services

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for audit services, audit-related services, tax services and other services for each of the fiscal years 2011 and 2012:

	For the Year Ended December 31,
	2011	2012
	(in RMB thousands)
Audit services	67,000	68,100
Audit-related services	180	1,145
Tax services	350	477
Other	370	2,119

Total	67,900	71,841

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

Audit-related services include other assurance and related services that can be reasonably provided by the independent auditor. In 2012, the provisions of audit-related services mainly included professional services in relation to the issuance of commercial papers and other debt securities.

Tax services include the assistance with compliance and filing of income taxes.

Other services include (a) providing the Company’s subsidiaries with permitted advisory services on internal settlement system among departments, human resources services and translation services and (b) providing the Company with access to an online database of global financial reporting literature for new financial reporting pronouncements and guidance.

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

Our audit committee pre-approved all audit and non-audit services performed by our principal accountant for the years ended December 31, 2011 and 2012.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.  Change in Registrant’s Certifying Accountant

On March 21, 2013, our board of the directors resolved, as approved and recommended by the audit committee of the board, not to re-appoint our independent registered public accounting firm, PricewaterhouseCoopers, or PwC, upon the expiration of its current term of office at the close of the forthcoming annual general meeting of the shareholders to be held on May 21, 2013, or the 2013 AGM, and to appoint KPMG as our new independent registered public accounting firm, subject to the approval of our shareholders at the 2013 AGM. The proposed change of our principal accountants is to comply with the relevant regulations issued by the MOF and the SASAC, which impose certain restrictions in respect of the number of years of audit services that an accounting firm may continuously provide to a State-owned enterprise and its subsidiaries, or the Auditor Rotation Requirements. As we are an indirect subsidiary of Unicom Group, a State-owned enterprise under the direct control and supervision of the SASAC, we are required to comply with the Auditor Rotation Requirements.

None of the auditors’ reports issued by PwC on our financial statements for the fiscal years ended December 31, 2011 and 2012 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the fiscal years ended December 31, 2011 and 2012 and through April 25, 2013, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreements in connection with its report, nor have there been any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F) that would require disclosure. We have provided PwC with a copy of the foregoing disclosure and have requested that PwC furnish us with a letter addressed to the SEC stating whether or not PwC agrees with such disclosure, and, if not, stating the respects in which it does not agree. A copy of the letter furnished by PwC, dated April 25, 2013, is filed as Exhibit 15.1 to this annual report on Form 20-F.

During the fiscal years ended December 31, 2011 and 2012 and through April 25, 2013, neither we nor any person on our behalf consulted with KPMG regarding either (i) the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered on our financial statements and no written report or oral advice was provided that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issues, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors on its board of directors. As a listed company in Hong Kong, we are subject to the requirement under the HKSE Listing Rules that at least three members of our board of directors, who constitute at least one-third of the board of directors, be independent as determined under the HKSE Listing Rules. The standards for establishing independence under the HKSE Listing Rules differ from those set forth in the NYSE Listed Company Manual. We currently have six independent directors out of a total of 11 directors.

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

2.2	Form of specimen certificate for the shares.(1)
4.1	Reorganization Agreement between Unicom Group and CUCL, dated April 21, 2000 (together with English translation).(1)
4.2	Equity Transfer Agreement among Unicom Group, Unicom HK, Unicom BVI and Unicom, dated April 21, 2000.(1)
4.3	Trademark License Agreement between Unicom Group and CUCL, dated May 25, 2000 (together with English translation).(1)
4.4	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging, dated August 1, 2001 (together with English translation).(1)
4.5	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation) (3)
4.6	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New Century, dated November 20, 2002. (English translation) (3)
4.7	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation) (4)
4.8	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New World, dated November 20, 2003. (English translation) (4)
4.9	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004.(5)
4.10	Subscription Agreement between Unicom and SK Telecom, dated June 20, 2006.(6)
4.11	CDMA Network Capacity Lease Agreement among Unicom New Horizon, the A Share Company and Unicom Group, dated October 26, 2006.(7)

Exhibit Number	Description of Exhibit

4.12	Transfer Agreement of the CDMA Network Capacity Lease Agreement between the A Share Company and CUCL, dated October 26, 2006. (English translation)(7)
4.13	Asset Transfer Agreement between CUCL and Unicom Group in connection with the acquisition of Unicom Guizhou, dated November 16, 2007. (English translation)(8)
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

4.20	Assets and Liabilities Transfer Agreement between CNC China and Netcom Group, dated June 23, 2004. (English translation)(10)
4.21	Asset Injection Agreement among Netcom Group, Unicom Group BVI, CNC China and China Netcom, dated June 29, 2004. (English translation)(10)
4.22	Letter of Undertakings by Netcom Group, dated September 5, 2005. (English translation)(10)
4.23	Restructuring Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)
4.24	Non-Competition Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)
4.25	Trademark Licensing Agreement among CNC China, Netcom Group and China Netcom, dated October 8, 2004. (English translation)(10)
4.26	Conditional Sale and Purchase Agreement among China Netcom, Unicom Group BVI and Netcom Group, relating to the acquisition of CNC New Horizon BVI, dated September 12, 2005.(12)
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

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009.(12)
4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009.(12)

Exhibit Number	Description of Exhibit

4.51	Subscription Agreement between China Unicom (Hong Kong) Limited and Telefónica, dated September 6, 2009. (13)
4.52	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009.(13)
4.53	Irrevocable Offer by SK Telecom, dated September 25, 2009.(13)
4.54	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009.(13)
4.55	Share Repurchase Agreement, dated November 3, 2009.(13)
4.56	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009.(13)
4.57	2011-2012 Network Lease Agreement between Unicom New Horizon and CUCL, dated October 29, 2010. (English translation)(14)
4.58	2011-2013 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 29, 2010. (English translation) (14)
4.59	Agreement to Enhance the Strategic Alliance between China Unicom (Hong Kong) Limited and Telefónica, dated January 23, 2011.(14)
4.60	Transfer Agreement between Unicom A Share Company and CUCL, dated November 21, 2012. (English translation)*
8.1	List of our significant subsidiaries.*
11.1	Code of Ethics for Senior Officers.(4)
11.2	Employee Code of Ethics. (English translation)(6)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).*
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).*
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).*
15.1	Letter from PricewaterhouseCoopers, dated April 25, 2013.*

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

(9)

Incorporated by reference to Schedule 13D/A (File No. 5-51154) filed by China Unicom Group Corporation (BVI) Limited, China Network Communications Group Corporation, China United Network Communications Group Company Limited, China United Telecommunications Corporation Limited, and China Unicom (BVI) Limited, filed on December 24, 2008.

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

Date: April 25, 2013

CHINA UNICOM (HONG KONG) LIMITED

By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA UNICOM (HONG KONG) LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of China Unicom (Hong Kong) Limited and its subsidiaries (together, the “Group”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Hong Kong

April 25, 2013

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEET

(All amounts in Renminbi (“RMB”) millions)

		As of December 31
	Note	2011	2012	2012
		RMB	RMB	US$

ASSETS
Non-current assets
Property, plant and equipment	6	381,859	430,997	69,180
Lease prepayments	7	7,657	7,601	1,220
Goodwill	8	2,771	2,771	445
Deferred income tax assets	9	5,091	6,534	1,049
Financial assets at fair value through other comprehensive income	10	6,951	5,567	894
Other assets	12	13,101	14,480	2,324

		417,430	467,950	75,112

Current assets
Inventories and consumables	13	4,651	5,803	931
Accounts receivable	14	11,412	13,753	2,208
Prepayments and other current assets	15	6,127	9,580	1,538
Amounts due from related parties	40.1	22	18	3
Amounts due from domestic carriers	40.2	1,181	738	118
Short-term bank deposits	16	304	32	5
Cash and cash equivalents	17	15,106	18,250	2,929

		38,803	48,174	7,732

Total assets		456,233	516,124	82,844

EQUITY
Equity attributable to owners of the parent
Share capital	18	2,311	2,311	371
Share premium	18	173,472	173,473	27,844
Reserves	19	(20,016)	(20,509)	(3,292)
Retained profits
- Proposed final dividend	37	2,356	2,828	454
- Others		47,775	51,402	8,251

Total equity		205,898	209,505	33,628

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEET (CONTINUED)

(All amounts in RMB millions)

		As of December 31
	Note	2011	2012	2012
		RMB	RMB	US$

LIABILITIES
Non-current liabilities
Long-term bank loans	20	1,384	536	86
Promissory notes	21	15,000	-	-
Convertible bonds	22	11,118	-	-
Corporate bonds	23	7,000	2,000	321
Deferred income tax liabilities	9	17	20	3
Deferred revenue		1,801	1,412	227
Other obligations	24	88	331	53

		36,408	4,299	690

Current liabilities
Accounts payable and accrued liabilities	25	95,252	108,486	17,413
Taxes payable		1,232	1,820	292
Amounts due to ultimate holding company	40.1	342	567	91
Amounts due to related parties	40.1	5,707	4,767	765
Amounts due to domestic carriers	40.2	1,344	1,163	187
Commercial papers	26	38,000	38,000	6,099
Short-term bank loans	27	32,322	69,175	11,103
Convertible bonds	22	-	11,215	1,800
Current portion of long-term bank loans	20	50	850	136
Current portion of promissory notes	21	-	15,000	2,408
Current portion of corporate bonds	23	-	5,000	803
Dividend payable		488	561	90
Current portion of deferred revenue		882	729	117
Current portion of other obligations	24	2,586	2,642	424
Advances from customers		35,722	42,345	6,798

		213,927	302,320	48,526

Total liabilities		250,335	306,619	49,216

Total equity and liabilities		456,233	516,124	82,844

Net current liabilities		(175,124)	(254,146)	(40,794)

Total assets less current liabilities		242,306	213,804	34,318

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Year ended December 31
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$

Revenue	28	171,370	209,167	248,926	39,955

Interconnection charges		(13,727)	(16,380)	(18,681)	(2,999)
Depreciation and amortization		(54,654)	(58,021)	(61,057)	(9,800)
Networks, operations and support expenses	29	(26,387)	(29,449)	(32,516)	(5,219)
Employee benefit expenses	30	(23,348)	(26,601)	(28,778)	(4,619)
Costs of telecommunications products sold	31	(10,688)	(29,739)	(45,040)	(7,229)
Other operating expenses	32	(37,597)	(43,586)	(51,252)	(8,227)
Finance costs	33	(1,749)	(1,474)	(3,664)	(588)
Interest income		143	230	240	39
Other income - net	35	1,221	1,451	1,343	215

Income before income tax		4,584	5,598	9,521	1,528
Income tax expenses	9	(883)	(1,371)	(2,425)	(389)

Net income		3,701	4,227	7,096	1,139

Attributable to:
Owners of the parent		3,701	4,227	7,096	1,139

Earnings per share for income attributable to owners of the parent during the year:

Basic earnings per share (RMB)	38	0.16	0.18	0.30	0.05

Diluted earnings per share (RMB)	38	0.16	0.18	0.30	0.05

Earnings per ADS for income attributable to owners of the parent during the year:

Basic earnings per ADS (RMB)	38	1.57	1.79	3.01	0.48

Diluted earnings per ADS (RMB)	38	1.56	1.78	2.96	0.48

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Net income	3,701	4,227	7,096	1,139

Other comprehensive loss:
Changes in fair value of financial assets through other comprehensive income	(1,777)	(2,629)	(1,530)	(246)
Tax effect on changes in fair value of financial assets through other comprehensive income	437	656	384	62

Changes in fair value of financial assets through other comprehensive income, net of tax	(1,340)	(1,973)	(1,146)	(184)
Currency translation differences	6	(17)	(2)	-

Other comprehensive loss for the year, net of tax	(1,334)	(1,990)	(1,148)	(184)

Total comprehensive income for the year	2,367	2,237	5,948	955

Total comprehensive income attributable to:
Owners of the parent	2,367	2,237	5,948	955

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in RMB millions)

	Attributable to owners of the parent
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total	Non- controlling interests	Total equity
Balance at January 1, 2010	2,310	173,435	79	567	6	24,259	-	(42,976)	48,755	206,435	2	206,437
Total comprehensive (loss)/income for the year	-	-	-	-	(1,340)	-	-	6	3,701	2,367	-	2,367
Transfer to statutory reserves	-	-	-	-	-	192	-	-	(192)	-	-	-
Appropriation to statutory reserves	-	-	-	-	-	379	-	-	(379)	-	-	-
Equity-settled share option schemes
-Value of employee services	-	-	-	56	-	-	-	-	-	56	-	56
-Issuance of shares upon exercise of options	-	1	-	-	-	-	-	-	-	1	-	1
Issuance of convertible bonds (Note 22)	-	-	-	-	-	-	572	-	-	572	-	572
Dividends relating to 2009	-	-	-	-	-	-	-	-	(3,770)	(3,770)	-	(3,770)
Disposal of non-controlling interest	-	-	-	-	-	-	-	-	-	-	(2)	(2)

Balance at December 31, 2010	2,310	173,436	79	623	(1,334)	24,830	572	(42,970)	48,115	205,661	-	205,661

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

(All amounts in RMB millions)

	Attributable to owners of the parent
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserve	Convertible bonds reserve	Other reserve	Retained profits	Total equity

Balance at January 1, 2011	2,310	173,436	79	623	(1,334)	24,830	572	(42,970)	48,115	205,661
Total comprehensive (loss)/income for the year	-	-	-	-	(1,973)	-	-	(17)	4,227	2,237
Consideration for 2011 Business Combination under common control	-	-	-	-	-	(5)	-	(121)	(32)	(158)
Transfer of profits of entity under common control to Unicom Group in relation to 2011 Business Combination	-	-	-	-	-	-	-	-	(9)	(9)
Transfer to statutory reserves	-	-	-	-	-	15	-	-	(15)	-
Appropriation to statutory reserves	-	-	-	-	-	271	-	-	(271)	-
Equity-settled share option schemes:
-Value of employee services	-	-	-	17	-	-	-	-	-	17
-Issuance of shares upon exercise of options	1	36	-	(2)	-	-	-	-	-	35
-Transfer between reserves upon lapsing of options	-	-	-	(1)	-	-	-	-	1	-
Dividends relating to 2010 (Note 37)	-	-	-	-	-	-	-	-	(1,885)	(1,885)

Balance at December 31, 2011	2,311	173,472	79	637	(3,307)	25,111	572	(43,108)	50,131	205,898
Total comprehensive (loss)/income for the year	-	-	-	-	(1,146)	-	-	(2)	7,096	5,948
Appropriation to statutory reserves	-	-	-	-	-	641	-	-	(641)	-
Equity-settled share option schemes:
-Value of employee services	-	-	-	14	-	-	-	-	-	14
-Issuance of shares upon exercise of options	-	1	-	-	-	-	-	-	-	1
Dividends relating to 2011 (Note 37)	-	-	-	-	-	-	-	-	(2,356)	(2,356)

Balance at December 31, 2012	2,311	173,473	79	651	(4,453)	25,752	572	(43,110)	54,230	209,505

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

		Year ended December 31
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$

Cash flows from operating activities
Cash generated from operations	(a)	69,296	70,362	76,429	12,267
Interest received		149	230	242	39
Interest paid		(2,025)	(3,205)	(4,372)	(702)
Income tax paid		(1,044)	(896)	(1,679)	(269)

Net cash inflow from operating activities		66,376	66,491	70,620	11,335

Cash flows from investing activities
Purchase of property, plant and equipment		(75,557)	(77,861)	(86,783)	(13,929)
Proceeds from disposal of property, plant and equipment and other assets		375	1,431	1,086	174
Dividends received from financial assets at fair value through other comprehensive income		416	816	242	39
Payment for investment in Telefónica S.A.		-	(3,367)	-	-
Consideration paid for the acquisition of Unicom New Horizon Telecommunications Company Limited, net of cash acquired	2.2(a)	-	-	(10,314)	(1,656)
Decrease/(increase) in short-term bank deposits		723	(31)	272	44
Purchase of other assets		(2,576)	(3,958)	(3,983)	(639)

Net cash outflow from investing activities of continuing operations		(76,619)	(82,970)	(99,480)	(15,967)
Net cash inflow from investing activities of discontinued operations in relation to disposal of CDMA business	(b)	5,121	-	-	-

Net cash outflow from investing activities		(71,498)	(82,970)	(99,480)	(15,967)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(All amounts in RMB millions)

		Year ended December 31
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$

Cash flows from financing activities
Proceeds from exercise of share options		-	35	1	-
Proceeds from commercial papers		22,928	61,867	67,797	10,882
Proceeds from short-term bank loans		114,182	55,242	87,111	13,982
Proceeds from long-term bank loans		800	-	-	-
Proceeds from related party loans		-	219	-	-
Proceeds from issuance of promissory notes		14,954	-	-	-
Proceeds from issuance of convertible bonds		12,145	-	-	-
Repayment of commercial papers		-	(47,000)	(68,000)	(10,915)
Repayment of short-term bank loans		(141,364)	(59,132)	(50,285)	(8,071)
Repayment of long-term bank loans		(51)	(43)	(48)	(8)
Repayment of related parties loans		-	-	(2,170)	(348)
Repayment of capital element of finance lease		(36)	(130)	(119)	(18)
Payment of prior year profit transfer		(64)	-	-	-
Dividends paid to owners of the parent	37	(3,670)	(2,070)	(2,283)	(367)

Net cash inflow from financing activities		19,824	8,988	32,004	5,137

Net increase/(decrease) in cash and cash equivalents		14,702	(7,491)	3,144	505
Cash and cash equivalents, beginning of year		7,895	22,597	15,106	2,424

Cash and cash equivalents, end of year	17	22,597	15,106	18,250	2,929

Analysis of the balances of cash and cash equivalents:

Cash balances		6	6	5	1
Bank balances		22,591	15,100	18,245	2,928

		22,597	15,106	18,250	2,929

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(All amounts in RMB millions)

(a)   The reconciliation of income before income tax to cash generated from operations is as follows:

	Year ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Income before income tax	4,584	5,598	9,521	1,528
Adjustments for:
Depreciation and amortization	54,654	58,021	61,057	9,800
Interest income	(143)	(230)	(240)	(39)
Finance costs	1,736	1,266	3,326	534
Gain on disposal of property, plant and equipment and other assets	(5)	(429)	(617)	(99)
Gain on non-monetary assets exchange	(10)	-	-	-
Share-based compensation costs	56	17	14	2
Provision for doubtful debts	2,583	2,645	3,150	506
Dividends from financial assets at fair value through other comprehensive income	(485)	(867)	(415)	(67)

Changes in working capital:
Increase in accounts receivable	(3,051)	(4,753)	(4,841)	(777)
Increase in inventories and consumables	(1,316)	(923)	(1,151)	(185)
Decrease in other assets	755	230	354	57
Increase in prepayments and other current assets	(868)	(1,004)	(3,308)	(531)
Decrease in amounts due from related parties	3	27	4	1
(Increase)/decrease in amounts due from domestic carriers	(127)	80	443	71
Increase in accounts payable and accrued liabilities	1,619	3,574	4,245	681
Increase/(decrease) in taxes payable	1,331	13	(532)	(85)
Increase in advances from customers	9,187	6,815	6,623	1,063
Decrease in deferred revenue	(746)	(530)	(542)	(87)
Increase in other obligations	-	-	33	5
(Decrease)/increase in amounts due to ultimate holding company	(79)	(45)	200	32
(Decrease)/increase in amounts due to related parties	(112)	386	(714)	(115)
(Decrease)/increase in amounts due to domestic carriers	(263)	471	(181)	(28)
Decrease in payables in relation to disposal of the CDMA business	(7)	-	-	-

Cash generated from operations	69,296	70,362	76,429	12,267

(b)	For the year ended December 31, 2010, the Group received the remaining proceeds of approximately RMB5,121 million in relation to disposal of the CDMA business.

CHINA UNICOM (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activity of the Company is investment holding. The principal activities of Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services are referred to as the “mobile service”, the services aforementioned other than the mobile service are hereinafter collectively referred to as the “fixed-line service”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited (“SEHK”) on June 22, 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on June 21, 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”, formerly known as China Netcom Group Corporation (BVI) Limited). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on December 31, 2001, with its A shares listed on the Shanghai Stock Exchange on October 9, 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

Acquisition of Unicom New Horizon Telecommunications Company Limited

On November 21, 2012, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) entered into an equity transfer agreement with Unicom Group, pursuant to which CUCL agreed to acquire the entire equity interest of Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”) from Unicom Group for a total cash consideration of approximately RMB12,166 million. The principal activity of Unicom New Horizon is to lease its fixed-line telecommunications networks of the 21 provinces in Southern China (“Telecommunications Networks in Southern China”) to CUCL. The acquisition was completed on December 26, 2012.

Acquisition of China Unicom NewSpace Limited (hereinafter referred to as the “2011 Business Combination”)

On December 1, 2011, China Unicom Broadband Online Limited Corporation (“Broadband Online”, a wholly-owned subsidiary of CUCL) entered into an equity interest transfer agreement with Unicom Group, pursuant to which Broadband Online agreed to acquire the entire equity interest of China Unicom NewSpace Limited (“Unicom NewSpace”) from Unicom Group for a total cash consideration of approximately RMB158 million. The acquisition was completed on December 1, 2011.

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

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income which are carried at fair value. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance of the PRC, which became effective from January 1, 2007 with certain transitional provisions. There are certain differences between the Group’s IFRSs/HKFRSs financial statements and PRC statutory financial statements. The principal adjustments made to the PRC statutory financial statements to conform to IFRSs/HKFRSs include the following:

—

reversal of the revaluation surplus or deficit and related depreciation and amortization charges arising from the revaluation of prepayments for the leasehold land and buildings performed by independent valuers for the purpose of reporting to relevant PRC government authorities;

—	recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;

—	additional capitalization of borrowing costs and corresponding impact on depreciation prior to the adoption of CAS on January 1, 2007; and

—	adjustments for deferred taxation in relation to IFRSs/HKFRSs adjustments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(a)	Acquisition of Unicom New Horizon

As stated in Note 1, on December 26, 2012, CUCL completed the acquisition of Unicom New Horizon from Unicom Group with a total cash consideration of approximately RMB12,166 million.

In accordance with IFRS/HKFRS 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return.

Unicom New Horizon did not meet the definition of a business because it only comprised the telecommunications network assets, cash, and related assets and liabilities. It did not have other inputs and processes such as license, subscriber base, management team and operating workforce etc to operate the fixed-line telecommunications business. Instead of operating the fixed-line telecommunications business, Unicom New Horizon could be able to generate economic returns by entering into lease arrangements for the telecommunications network assets. However, new lessees are not readily available in the market.

Accordingly, the Group accounted for the acquisition of Unicom New Horizon as an asset purchase transaction in accordance with IAS/HKAS 16, “Property, plant and equipment” in the period of purchase. The assets and liabilities acquired from Unicom New Horizon as of the completion date were as follows:

Cash and cash equivalents	1,852
Other current assets	735
Property, plant and equipment	12,127
Deferred income tax assets	780
Other non-current assets	144
Accounts payable and accrued liabilities	(1,310)
Amounts due to ultimate holding company	(25)
Amounts due to related parties	(1,935)
Other current liabilities	(17)

12,351
Transfer of profit to Unicom Group in relation to the acquisition of Unicom New Horizon	(185)

Total consideration	12,166

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(b)	Business Combination of Entity and Business under Common Control

The 2011 Business Combination was considered a business combination of entity and business under common control as Unicom NewSpace was under the control of Unicom Group, the Group’s ultimate holding company before and after the acquisition.

Under HKFRSs, the 2011 Business Combination was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group considering the acquired entity had always been under common control during all the periods presented.

(c)	Going Concern Assumption

As of December 31, 2012, current liabilities of the Group exceeded current assets by approximately RMB254.1 billion (2011: approximately RMB175.1 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

—	The Group’s continuous net cash inflows from operating activities;

—	Approximately RMB223.5 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB116.3 billion was unutilized as of December 31, 2012; and

—	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2012 have been prepared on a going concern basis.

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

(e)	New Accounting Standards, Amendments and Interpretations Pronouncements

(i)	The following amended standards are adopted by the Group as of January 1, 2012, the adoption of these standards did not have any significant impact on the Group’s consolidated financial statements.

—

IFRS/HKFRS 7 (amendment), “Financial instruments: disclosures”. This amendment promotes transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets.

—

IAS/HKAS 12 (amendment), “Income taxes”. Currently IAS/HKAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. This amendment introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on an investment property measured at fair value. As a result of the amendments, SIC/HK(SIC) 21, “Income taxes — recovery of revalued non-depreciable assets”, would no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS/HKAS 12 the remaining guidance previously contained in SIC/HK(SIC) 21, which is accordingly withdrawn.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(e)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)

(ii)	The following new and amended standards are not yet effective and have not been early adopted by the Group:

—

IAS/HKAS 1 (amendment), “Financial statements presentation”. This amendment requires entities to group items presented in “other comprehensive income” (OCI) on the basis of whether they are potentially reclassifiable to income or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. The Group does not expect the adoption of IAS/HKAS 1 (amendment) will have significant impact on the Group’s financial statements presentation.

—

IFRS/HKFRS 10, “Consolidated financial statements”. This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group does not expect the adoption of IFRS/HKFRS 10 will have significant impact on the Group’s consolidated financial statements.

—

IFRS/HKFRS 13, “Fair value measurements”. This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs/HKFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs/HKFRSs. The Group does not expect the adoption of IFRS/HKFRS 13 will have significant impact on the Group’s financial statements.

These new and amended standards will be effective on January 1, 2013. The Group will adopt the relevant new and amended standards in the subsequent periods as required.

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

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in the statement of income. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities.

The Group adopted the purchase method of accounting to account for business combination of entities and businesses under common control before 2005. Under the purchase method of accounting in force at the date of the acquisition, the cost of an acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference was recognized directly in the statement of income. IFRS/HKFRS 3 (Revised) “Business Combination” will be applied to any business combinations (other than business combinations under common control) in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3	Consolidation (Continued)

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

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Executive Directors of the Company that makes strategic decisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.5	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (“the functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

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

For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB6.2301 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2012.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6	Property, Plant and Equipment

(a)	Construction-in-progress

Construction-in-progress (“CIP”) represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on CIP until such time as the assets are completed and ready for use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of property, plant and equipment.

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

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate

Buildings	10 – 30 years	3-5%
Telecommunications equipment	5 – 10 years	3-5%
Office furniture, fixtures, motor vehicles and others	5 – 10 years	3-5%

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

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiaries at the date of acquisition before the adoption of IFRS/HKFRS 3 (Revised). Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

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

Other assets mainly represent (i) computer software; (ii) prepaid rental for premises, leased lines and electricity cables; (iii) capitalized installation costs of fixed-line services and (iv) capitalized direct incremental costs for activating mobile subscribers.

(i)

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives on a straight-line basis.

(ii)	Long-term prepaid rental for premises, leased lines and electricity cables are amortized using a straight-line method over the lease period.

(iii)

Capitalized installation costs of fixed-line services are deferred and expensed to the statement of income over the expected customer service period of 10 years except when the direct incremental costs exceed the corresponding installation fees. In such cases, the excesses of the direct incremental costs over the installation fees are recorded immediately as expenses in the statement of income.

(iv)

Capitalized direct incremental costs for activating mobile subscribers, including costs of SIM/USIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of mobile services, are deferred and amortized over the expected customer service periods of 3 years except when the direct incremental costs exceed the corresponding upfront non-refundable revenue. In such cases, the excesses of the direct incremental costs over the non-refundable revenue are recorded immediately as expenses in the statement of income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10	Financial Assets

The Group classifies its financial assets into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

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

Financial assets under this category are carried at amortized cost using effective interest method less provision for impairment. Gains and losses arising from disposal, being the differences between the net sales proceeds and the carrying values, are recognized in the statement of income. Interest income is recognized in the statement of income using the effective interest method and disclosed as interest income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10	Financial Assets (Continued)

Financial assets measured at fair value

Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortized cost.

Financial assets under this category are equity investments carried at fair value. Gains and losses arising from changes in fair value are included in the statement of income or the statement of comprehensive income in cases where an irrevocable election is made by the Group to recognize changes in fair value of an equity investment measured at fair value through the statement of income or the statement of comprehensive income, in the period in which they arise. Upon disposal of the investments, the differences between the net sale proceeds and the carrying values are included in the statement of income or the statement of comprehensive income. Dividend income is recognized when the right to receive a dividend is established and is disclosed separately as dividend income.

Purchases and sales of financial assets are recognized on the trade date. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or the Group has transferred substantially all the risks and rewards of ownership of the assets.

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

2.12	Impairment of Financial Assets Carried at Amortized Costs

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

Subsequent to initial recognition, the liability component of convertible bonds is measured at amortized cost using the effective interest method. The equity component of a convertible bond is not re-measured subsequent to initial recognition except on conversion, expiry or redemption.

2.18	Deferred Revenue, Advances from Customers and Subscriber Points Reward Program

(a)	Deferred revenue

Deferred revenue mainly represents upfront non-refundable revenue, including upfront connection fees and installation fees of fixed-line service and receipts from the activation of SIM/USIM cards relating to the mobile service, which are deferred and recognized over the expected customer service period. Deferred revenue expected to be recognized in one year or less is classified as current liabilities. If not, they are presented as non-current liabilities.

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

Sales of services and goods

—	Usage fees and monthly fees are recognized when the service is rendered;

—	Revenue from the provision of broadband, data and other Internet-related services is recognized when the services are provided to customers;

—	Lease income from leasing of lines and customer-end equipment is treated as operating leases with rental income recognized on a straight-line basis over the lease term;

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

—

The Group offers preferential packages to the customers which include the bundle sale of mobile handset and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition;

—

Revenue from information communications technology services is recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided will be recoverable, services revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and services revenue should not be recognized.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.29	Taxation

(a)	Current income tax

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

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow of economic resources occurs so that outflow is probable, the liability will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

A contingent asset is not recognized but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognized.

2.32	Earnings per Share and per American Depository share (“ADS”)

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

Financial risk management is carried out by the Group’s finance department at its headquarters, following the overall direction determined by the Executive Directors of the Company. The Group’s finance department at its headquarter identifies and evaluates financial risks in close co-operation with the Group’s operating units.

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

The Group’s finance department at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2010, 2011 and 2012, the Group had not entered into any forward exchange contracts or currency swap contracts.

As of December 31, 2011 and 2012, the Group had cash and cash equivalents and short-term bank deposits denominated in foreign currencies amounting to approximately RMB974 million and RMB762 million, respectively. As of December 31, 2011 and 2012, the Group had borrowings, convertible bonds and other obligations under finance lease included in other obligations denominated in foreign currencies amounting to approximately RMB28,498 million and RMB41,540 million, respectively.

As of December 31, 2012, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars and Euro, while all other variables are held constant, the Group would have recognized additional exchange gains/losses of approximately RMB4,078 million (2010: approximately RMB1,294 million; 2011: approximately RMB2,752 million) for cash and cash equivalents, short-term bank deposits, borrowings, convertible bonds and other obligations under finance lease included in other obligations denominated in foreign currencies.

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated balance sheet as financial assets at fair value through other comprehensive income.

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As of December 31, 2012, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the Group would have recorded additional change in fair value of approximately RMB544 million (2010: approximately RMB609 million; 2011: approximately RMB684 million).

(ii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and related parties loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2010, 2011 and 2012, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2010, 2011 and 2012.

As of December 31, 2012, the Group had approximately RMB111,581 million (2011: approximately RMB72,830 million) of bank loans, commercial papers, promissory notes, convertible bonds and corporate bonds at fixed rates and approximately RMB30,539 million (2011: approximately RMB34,278 million) of bank loans and other obligations under finance lease at floating rates.

For the year ended December 31, 2012, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables are held constant, the interest expenses of the Group would have increased/decreased by approximately RMB50 million (2010: approximately RMB27 million; 2011: approximately RMB135 million).

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factors (Continued)

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

The table below shows the bank deposits and cash and cash equivalents balances held at the major banks by the Group as of December 31, 2011 and 2012:

	2011	2012

Short-term bank deposits
State-owned banks in the PRC	177	32
Other banks	127	-

	304	32

Cash and cash equivalents
State-owned banks in the PRC	14,359	17,945
Other banks	747	305

	15,106	18,250

The Group expects that there is no significant credit risk associated with the bank deposits and cash and cash equivalents since the state-owned banks have support from the government and other banks are medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Group’s credit exposure is mainly represented by the fair value of accounts receivable for services (Note 14) and receivable for the sales of mobile handsets (Note 15). The Group has policies to limit the credit exposure on accounts receivable for services. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. The utilization of credit limits and the settlement pattern of the customers are regularly monitored by the Group.

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factors (Continued)

(c)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including the raising of bank loans and issuance of commercial papers, promissory notes, corporate bonds and convertible bonds. Due to the dynamic nature of the underlying business, the Group’s finance department at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilizing different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time period from the balance sheet date to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At December 31, 2011
Long-term bank loans	101	898	163	391
Corporate bonds	355	5,268	270	2,039
Convertible bonds	87	87	11,742	-
Promissory notes	509	15,311	-	-
Other obligations	2,588	6	17	65
Accounts payable and accrued liabilities	91,735	-	-	-
Amounts due to related parties	5,719	-	-	-
Amounts due to ultimate holding company	342	-	-	-
Amounts due to domestic carriers	1,344	-	-	-
Commercial papers	39,150	-	-	-
Short-term bank loans	32,877	-	-	-

	174,807	21,570	12,192	2,495

At December 31, 2012
Long-term bank loans	886	53	154	352
Corporate bonds	5,268	90	2,219	-
Convertible bonds	87	87	11,627	-
Promissory notes	15,309	-	-	-
Other obligations	2,652	141	113	85
Accounts payable and accrued liabilities	104,514	-	-	-
Amounts due to related parties	4,767	-	-	-
Amounts due to ultimate holding company	567	-	-	-
Amounts due to domestic carriers	1,163	-	-	-
Commercial papers	39,057	-	-	-
Short-term bank loans	70,249	-	-	-

	244,519	371	14,113	437

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(c) for details.

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.2	Capital risk management

The Group’s objectives when managing capital are:

—	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

—	To support the Group’s stability and growth.

—	To provide capital for the purpose of strengthening the Group’s risk management capability.

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

The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest-bearing debts over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, convertible bonds, corporate bonds, obligations under finance lease included in other obligations, and certain amounts due to related parties, as shown in the consolidated balance sheet. Total equity represents equity attributable to owners of the parent as shown in the consolidated balance sheet.

The Group’s debt-to-capitalization ratios are as follows:

	2011	2012
Interest-bearing debts:
- Commercial papers	38,000	38,000
- Short-term bank loans	32,322	69,175
- Promissory notes	15,000	-
- Long-term bank loans	1,384	536
- Convertible bonds	11,118	11,215
- Corporate bonds	7,000	2,000
- Obligations under finance lease included in other obligations	-	217
- Amounts due to related parties	2,156	-
- Current portion of long-term bank loans	50	850
- Current portion of promissory notes	-	15,000
- Current portion of corporate bonds	-	5,000
- Current portion of obligations under finance lease	78	127

	107,108	142,120

Total equity:
- Equity attributable to owners of the parent	205,898	209,505

Interest-bearing debts plus total equity	313,006	351,625

Debt-to-capitalization ratio	34.2%	40.4%

The increase in debt-to-capitalization ratio during 2012 resulted primarily from the raising of short-term bank loans to finance the telecommunications networks and the acquisition of Unicom New Horizon.

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.3	Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s assets that are measured at fair value at December 31, 2011:

	Level 1	Level 2	Level 3	Total

Financial assets at fair value through other comprehensive income
- Equity securities	6,951	-	-	6,951

The following table presents the Group’s assets that are measured at fair value at December 31, 2012:

	Level 1	Level 2	Level 3	Total

Financial assets at fair value through other comprehensive income
- Equity securities	5,567	-	-	5,567

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

During the years ended December 31, 2011 and 2012, there were no transfers of financial instruments between Level 1 and Level 2 of the fair value hierarchy.

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

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2010, 2011 and 2012.

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

For temporary differences which give rise to deferred tax assets, the Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognized revaluation surplus on prepayments for the leasehold land and buildings determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, changes in fair value on financial assets through other comprehensive income and provision for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB6,534 million as of December 31, 2012 (2011: approximately RMB5,091 million). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

(a)	Recognition of upfront non-refundable revenue and direct incremental costs

The Group defers and amortizes upfront activation fees of SIM/USIM cards of the mobile service over the expected customer service period of 3 years (2010: approximately 3 years; 2011: approximately 3 years). The related direct incremental costs of acquiring and activating mobile subscribers, including costs of SIM/USIM cards and commissions, are also deferred and amortized over the same expected customer service period of 3 years.

The Group defers and amortizes customer installation fees of the fixed-line service over the expected customer service period of 10 years (2010: approximately 10 years; 2011: approximately 10 years). The related direct incremental installation costs are deferred and amortized over the same expected customer service period of 10 years.

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

(b)	Lease of Telecommunications Networks in Southern China

On December 16, 2008, CUCL, Unicom Group, China Network Communications Group Corporation (“Netcom Group”, which merged with Unicom Group in January 2009) and Unicom New Horizon entered into an agreement (the “Network Lease Agreement”) in relation to the lease (the “Lease”) of the Telecommunications Networks in Southern China by CUCL from Unicom New Horizon on an exclusive basis. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ended December 31, 2009 and 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which would remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price would be referenced to the then appraised value of the networks determined by an independent appraiser. On October 29, 2010, CUCL and Unicom New Horizon entered into a new network lease agreement (“2011-2012 Network Lease Agreement”) to renew the Lease. The 2011-2012 Network Lease Agreement has a term of two years expiring on December 31, 2012 on the same terms and conditions as the Network Lease Agreement, except that the annual fee payable by CUCL for such Lease for the two years ended December 31, 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

4.2	Critical judgments in applying the Group’s accounting policies (Continued)

(b) Lease of Telecommunications Networks in Southern China (Continued)

At the time of entering into the 2011-2012 Network Lease Agreement, the Group reassessed the appropriate classification of the lease. The Group believed the uncertainties of the fixed-line service in Southern China continue to exist, particularly due to the fact that (i) the growth of the fixed-line service in Southern China was not significant; (ii) the uncertainty of the future success of fixed-line service in Southern China arising from keen market competition; and (iii) the uncertainty in the future changes in technology, technological standards and government regulatory environment. Accordingly, at the inception of the 2011-2012 Network Lease Agreement, the Group was unable to determine whether it would renew the lease after the two-year lease term or whether it would exercise the purchase option. As a result, the Group considered the risks associated with the ownership of the Telecommunications Networks in Southern China still substantially remained with Unicom New Horizon, and concluded the leasing of Telecommunications Networks in Southern China in accordance with the 2011-2012 Network Lease Agreement was accounted for as an operating lease.

The operating lease expenses of RMB2.2 billion, RMB2.4 billion and RMB2.6 billion were recorded in the consolidated statement of income for the years ended December 31, 2010, 2011 and 2012 respectively. The carrying value of the Telecommunications Networks in Southern China and the related liabilities were not reflected in the consolidated balance sheet as of December 31, 2011, but were reflected in the consolidated balance sheet as of December 31, 2012 upon the completion of the acquisition of Unicom New Horizon on December 26, 2012 (Note 2.2(a)).

5.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the CODM. Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

Prior to January 1, 2012, the mobile business and the fixed-line business were identified as the major operating segments of the Group and the CODM evaluated the results of operating segments based on revenue and costs that were directly attributable to them.

Considering the in-depth development of the integrated telecommunications business model and that the mobile service and the fixed-line service have increasingly significant common costs and expenses, in 2012 the Group changed its management structure by centralized functions instead of business lines. Under the integrated business model with the enhancement of operations through functional departments, the CODM no longer evaluated the results of mobile service and fixed-line service separately based on revenue and costs that were directly attributable to them. Since January 1, 2012, the CODM has started to make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

6.	PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the years ended December 31, 2011 and 2012 is as follows:

	2011
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	CIP	Total
Cost:
Beginning of year	53,797	633,718	42,900	2,321	59,245	791,981
Additions	30	179	25	32	72,645	72,911
Transfer from CIP	3,089	71,554	1,995	570	(77,208)	-
Disposals	(134)	(16,825)	(906)	(169)	-	(18,034)

End of year	56,782	688,626	44,014	2,754	54,682	846,858

Accumulated depreciation and impairment:
Beginning of year	(16,674)	(379,777)	(28,800)	(1,060)	(16)	(426,327)
Charge for the year	(2,272)	(48,553)	(4,389)	(523)	-	(55,737)
Disposals	128	15,884	873	169	-	17,054
Impairment transfer out	-	11	-	-	-	11

End of year	(18,818)	(412,435)	(32,316)	(1,414)	(16)	(464,999)

Net book value:
End of year	37,964	276,191	11,698	1,340	54,666	381,859

Beginning of year	37,123	253,941	14,100	1,261	59,229	365,654

6.  PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2012
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	CIP	Total
Cost:
Beginning of year	56,782	688,626	44,014	2,754	54,682	846,858
Additions through the acquisition of Unicom New Horizon (Note 2.2(a))	20	11,918	153	28	8	12,127
Additions	69	699	122	57	95,115	96,062
Transfer from CIP	3,973	81,581	1,567	769	(87,890)	-
Disposals	(70)	(12,402)	(620)	(312)	-	(13,404)

End of year	60,774	770,422	45,236	3,296	61,915	941,643

Accumulated depreciation and impairment:
Beginning of year	(18,818)	(412,435)	(32,316)	(1,414)	(16)	(464,999)
Charge for the year	(2,566)	(51,132)	(4,338)	(551)	-	(58,587)
Disposals	66	11,819	591	312	-	12,788
Impairment transfer out	-	152	-	-	-	152

End of year	(21,318)	(451,596)	(36,063)	(1,653)	(16)	(510,646)

Net book value:
End of year	39,456	318,826	9,173	1,643	61,899	430,997

Beginning of year	37,964	276,191	11,698	1,340	54,666	381,859

As of December 31, 2012, the net book value of assets held under finance leases was approximately RMB539 million (2011: approximately RMB197 million).

For the year ended December 31, 2012, interest expense of approximately RMB1,498 million (2010: approximately RMB804 million; 2011: approximately RMB1,151 million) was capitalized to CIP. The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 4.08% to 5.16% for the year ended December 31, 2012 (2010: 3.60% to 4.56%; 2011: 3.84% to 5.04%).

For the year ended December 31, 2012, the Group recognized a gain on disposal of property, plant and equipment of approximately RMB612 million (2010: a loss of approximately RMB17 million; 2011: a gain of approximately RMB418 million).

7.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analyzed as follows:

	2011	2012
Held on:
Leases of between 10 to 50 years	7,536	7,424
Leases of less than 10 years	121	177

	7,657	7,601

For the year ended December 31, 2012, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB248 million (2010: approximately RMB249 million; 2011: approximately RMB239 million).

8.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including revenue annual growth rate of 6% and the applicable discount rate of 12%. Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2011 and 2012 and no reasonable change to the assumptions would lead to an impairment charge.

9.	TAXATION

Hong Kong income tax has been provided at the rate of 16.5% (2010: 16.5%; 2011: 16.5%) on the estimated assessable income for the year. Taxation on income from outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates, the Company’s subsidiaries mainly operated in the PRC and the applicable standard enterprise income tax rate is 25% (2010: 25%; 2011: 25%).

	Note	2010	2011	2012

Provision for income tax on the estimated taxable income for the year
- Hong Kong		18	20	24
- Outside Hong Kong		302	734	2,604
Adjustments to prior years’ current tax outside Hong Kong	(i)	31	117	73

		351	871	2,701

Deferred taxation		532	500	(276)

Income tax expenses		883	1,371	2,425

Reconciliation between applicable statutory tax rate and the effective tax rate:

	Note	2010	2011	2012

Applicable PRC statutory tax rate		25.0%	25.0%	25.0%
Non-deductible expenses		1.3%	1.3%	1.6%
Effect of withholding income tax for interest receivable from inter-company loans		-	0.5%	0.3%
Adjustments to prior years’ current tax	(i)	0.7%	2.1%	0.8%
Non-taxable income
- Upfront connection fees and installation fees		(2.0%)	(0.5%)	(0.2%)
Impact of PRC preferential tax rates and tax holiday		(2.2%)	(2.4%)	(1.2%)
Utilization of previously unrecognized tax losses		(1.7%)	-	-
Others		(1.8%)	(1.5%)	(0.8%)

Effective tax rate		19.3%	24.5%	25.5%

(i)This item included certain non-deductible prior years’ expenses found during the regular examination by tax bureaus and the difference resulted from prior years’ accruals and actual settlement upon the completion of the tax filing during the year.

9.	TAXATION (CONTINUED)

The analysis of deferred tax assets and deferred tax liabilities are as follow:

	2011	2012
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	3,126	4,128
- Deferred tax asset to be recovered within 12 months	2,666	2,914

	5,792	7,042

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(554)	(356)
- Deferred tax liabilities to be settled within 12 months	(147)	(152)

	(701)	(508)

Net deferred tax assets after offsetting	5,091	6,534

Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	-	-
- Deferred tax asset to be recovered within 12 months	-	-

	-	-

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(14)	(18)
- Deferred tax liabilities to be settled within 12 months	(3)	(2)

	(17)	(20)

Net deferred tax liabilities after offsetting	(17)	(20)

Upon the completion of acquisition of Unicom New Horizon, the Group did not recognize deferred tax assets of approximately RMB1,512 million for the deductible tax losses of Unicom New Horizon amounting to approximately RMB6,047 million. The deductible tax losses of Unicom New Horizon amounting to approximately RMB1,317 million, RMB3,809 million, RMB416 million and RMB505 million will expire in 2013, 2014, 2015 and 2016 respectively.

9.	TAXATION (CONTINUED)

The movement of the net deferred tax assets/liabilities is as follows:

	2010	2011	2012
Net deferred tax assets after offsetting:
- Beginning of year	5,258	4,940	5,091
- Deferred tax (charged)/credited to the statement of income	(785)	(493)	279
- Deferred tax credited to other comprehensive income	467	644	384
- Additions through the acquisition of Unicom New Horizon (Note 2.2(a))	-	-	780

- End of year	4,940	5,091	6,534

Net deferred tax liabilities after offsetting:
- Beginning of year	(245)	(22)	(17)
- Deferred tax credited/(charged) to the statement of income	253	(7)	(3)
- Deferred tax (charged)/credited to other comprehensive income	(30)	12	-

- End of year	(22)	(17)	(20)

9. TAXATION (CONTINUED)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets:	Provision for doubtful debts	Impairment loss on property, plant and equipment	Unrecognized revaluation surplus on prepayments for the leasehold land and buildings determined under PRC regulations (Note (ii))	Accruals of expenses not yet deductible for tax purpose	Changes in fair value on financial assets through other comprehensive income	Others	Total

At January 1, 2010	1,064	2,137	1,879	418	41	670	6,209
(Charged)/credited to the statement of income	(17)	(941)	(68)	291	-	33	(702)
Credited to other comprehensive income	-	-	-	-	426	-	426

At January 1, 2011	1,047	1,196	1,811	709	467	703	5,933
(Charged)/credited to the statement of income	(72)	(1,179)	(64)	479	-	41	(795)
Credited to other comprehensive income	-	-	-	-	654	-	654

At December 31, 2011	975	17	1,747	1,188	1,121	744	5,792
Credited/(charged) to the statement of income	117	(1)	(64)	(153)	-	186	85
Credited to other comprehensive income	-	-	-	-	385	-	385
Additions through the acquisition of Unicom New Horizon (Note 2.2(a))	-	-	-	-	-	780	780

At December 31, 2012	1,092	16	1,683	1,035	1,506	1,710	7,042

9.	TAXATION (CONTINUED)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows: (Continued)

Deferred tax liabilities:	Capitalization and amortization of direct incremental costs	Capitalized interest already deducted for tax purpose	Realized gain on changes in fair value of derivative financial instrument in 2009	Changes in fair value on financial assets through other comprehensive income	Others	Total

At January 1, 2010	(108)	(707)	(310)	(23)	(48)	(1,196)
Credited/(charged) to the statement of income	2	182	-	-	(14)	170
Credited to other comprehensive income	-	-	-	11	-	11

At January 1, 2011	(106)	(525)	(310)	(12)	(62)	(1,015)
Credited to the statement of income	8	272	-	-	15	295
Credited to other comprehensive income	-	-	-	2	-	2

At December 31, 2011	(98)	(253)	(310)	(10)	(47)	(718)
Credited to the statement of income	45	124	-	-	22	191
Charged to other comprehensive income	-	-	-	(1)	-	(1)

At December 31, 2012	(53)	(129)	(310)	(11)	(25)	(528)

9.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	2011	2012

Net deferred tax assets after offsetting:
Deferred tax assets:
Provision for doubtful debts		975	1,092
Impairment loss on property, plant and equipment		17	16
Unrecognized revaluation surplus on prepayments for the leasehold land and buildings determined under PRC regulations	(ii)	1,747	1,683
Accruals of expenses not yet deductible for tax purpose		1,188	1,035
Deferral and amortisation of upfront non-refundable revenue		109	58
Deferred revenue on subscriber points reward program		80	103
Deferred revenue in relation to the provision of supporting services upon disposal of the CDMA business		24	20
Accruals of retirement benefits		22	16
Unrealized profit for the inter-company transactions		260	287
Deductible tax losses		3	812
Changes in fair value on financial assets through other comprehensive income		1,121	1,506
Others		246	414

		5,792	7,042

Deferred tax liabilities:
Capitalization and amortisation of direct incremental costs		(98)	(53)
Capitalized interest already deducted for tax purpose		(253)	(129)
Realized gain on changes in fair value of derivative financial instrument in 2009		(310)	(310)
Changes in fair value on financial assets through other comprehensive income		(10)	(11)
Others		(30)	(5)

		(701)	(508)

		5,091	6,534

Net deferred tax liabilities after offsetting:
Deferred tax assets:
Deductible tax losses carried forward		-	-
Changes in fair value on financial assets through other comprehensive income		-	-
Others		-	-

		-	-

Deferred tax liabilities:
Accelerated depreciation for tax purpose		(17)	(20)

		(17)	(20)

		(17)	(20)

9.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority: (Continued)

(ii)	The prepayments for the leasehold land and buildings held by China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) were revalued for PRC tax purposes as of December 31, 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land and buildings were not recognized under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

10.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	Note	2011	2012

Equity securities issued by corporates		6,951	5,567

Analyzed by place of listing:
Listed in the PRC		114	125
Listed outside the PRC	34	6,837	5,442

		6,951	5,567

For the year ended December 31, 2012, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB1,530 million (2010: approximately RMB1,777 million; 2011: approximately RMB2,629 million). The decrease, net of tax impact, of approximately RMB1,146 million (2010: approximately RMB1,340 million; 2011: approximately RMB1,973 million) was recorded in the consolidated statement of comprehensive income.

11. SUBSIDIARIES

As of December 31, 2012, the details of the Company’s subsidiaries are as follows:

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital	Principal activities and place of operation
		Direct Indirect

China United Network Communications Corporation Limited	The PRC, April 21, 2000, limited liability company	100%	-	RMB 138,091,677,828	Telecommunications operation in the PRC

China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, October 22, 1999, limited company	100%	-	6,699,197,200 ordinary shares, USD0.04 each	Investment holding in Hong Kong

China Unicom (Europe) Operations Limited	United Kingdom, November 8, 2006, limited company	100%	-	4,861,000 shares, GBP1 each	Telecommunications operation in United Kingdom

China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	100%	-	1,000 shares, JPY366,000 each	Telecommunications operation in Japan

China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	100%	-	1 share, USD1 each and 30,000,000 shares, RMB1 each	Telecommunications operation in Singapore

Billion Express Investments Limited (“Billion Express”)	British Virgin Islands, August 15, 2007, limited company	100%	-	1 share, USD1 each	Investment holding and financing subsidiary of the Company

China Unicom Limited	Hong Kong, August 31, 2007, limited company	100%	-	2 ordinary shares, HKD1 each	Dormant

China Unicom (Hong Kong) Operations Limited	Hong Kong, May 24, 2000, limited company	-	100%	60,100,000 ordinary shares, HKD1 each	Telecommunications service in Hong Kong

China Netcom (Hong Kong) Operations Limited	Hong Kong, May 2, 2001, limited company	-	100%	1,000 ordinary shares, HKD1 each	Dormant

11. SUBSIDIARIES (CONTINUED)

(a)	Investments in subsidiaries (Continued)

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital	Principal activities and place of operation
		Direct Indirect

China Unicom (Americas) Operations Limited	The United States of America (the “USA”), May 24, 2002, limited company	-	100%	5,000 shares, USD100 each	Telecommunications service in the USA

Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	-	100%	RMB 500,000,000	Sales of handsets, telecommunications equipments and provision of technical services in the PRC

China Unicom System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	-	100%	RMB 550,000,000	Provision of information communications technology services in the PRC

China Unicom Broadband Online Limited Corporation	The PRC, March 29, 2006, limited liability company	-	100%	RMB 30,000,000	Provision of internet information services and value-added telecommunications services in the PRC

Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, June 1, 2007, limited liability company	-	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

Zhong Rong Information Service Limited Corporation	The PRC, March 31, 2008, limited liability company	-	100%	RMB 50,000,000	Provision of information consulting and technology development outsourcing services in the PRC

China Information Technology Designing & Consulting Institute Company Limited	The PRC, September 27, 2008, limited liability company	-	100%	RMB 430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC

11. SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particular of issued share capital	Principal activities and place of operation
		Direct Indirect

Unicom Xingye Communication Technology Company Limited	The PRC, October 30, 2000, limited liability company	-	100%	RMB 30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunications cards in the PRC

China Unicom Information Navigation Company Limited	The PRC, September 17, 1998, limited liability company	-	100%	RMB 6,825,087,800	Provision of customer services in the PRC

Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	-	100%	RMB 10,000,000	Provision of project consultation and management service in the PRC

Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	-	100%	RMB 2,200,000	Provision of property management services in PRC

Zhengzhou Information and Design Technology Publishing Company	The PRC, February 17, 2003, limited liability company	-	100%	RMB 300,000	Provision of magazine publishing services in the PRC

Unicompay Company Limited (formerly known as Unicom Payment Company Limited)	The PRC, April 11, 2011 limited liability company	-	100%	RMB 250,000,000	Provision of e-payment services in the PRC

China Unicom NewSpace Limited	The PRC, September 21, 1995, limited liability company	-	100%	RMB 120,000,000	Provision of mobile subscriber value-added services in the PRC

China United Network Communications Beijing NewSpace Infinite Media Advertising Limited Corporation	The PRC, July 21, 2006, limited liability company	-	100%	RMB 100,000	Provision of advertising design, production, agency and publication in the PRC

Designing Techniques of Posts and Telecommunications Magazine Office Company Limited	The PRC, December 15, 2011, limited liability company	-	100%	RMB 300,000	Provision of magazine publishing services in the PRC

11. SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particular of issued share capital	Principal activities and place of operation
		Direct Indirect

Unicom New Horizon Telecommunications Company Limited	The PRC, February 14, 2001, limited liability company	-	100%	RMB 40,233,739,557	Provision of lease service of telecommunication networks in the PRC

China Unicom (South Africa) Operations (Pty) Limited	South Africa, November 19, 2012, limited liability company	100%	-	Not applicable	Dormant

12. OTHER ASSETS

	2011	2012

Purchased software	5,506	6,364
Prepaid rental for premises, leased lines and electricity cables	5,337	6,102
Installation costs	1,022	799
Direct incremental costs for activating mobile subscribers	390	212
Others	846	1,003

	13,101	14,480

13. INVENTORIES AND CONSUMABLES

	2011	2012

Handsets and other customer end products	3,387	4,187
Telephone cards	296	359
Consumables	887	1,174
Others	81	83

	4,651	5,803

14. ACCOUNTS RECEIVABLE

	2011	2012

Accounts receivable	14,922	17,819
Less: Provision for doubtful debts	(3,510)	(4,066)

	11,412	13,753

The aging analysis of accounts receivable is as follows:

	2011	2012

Within one month	8,556	10,221
More than one month to three months	1,009	1,149
More than three months to one year	3,189	3,859
More than one year	2,168	2,590

	14,922	17,819

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

14. ACCOUNTS RECEIVABLE (CONTINUED)

As of December 31, 2012, accounts receivable of approximately RMB3,532 million (2011: approximately RMB2,856 million) were past due but not impaired. Such overdue amounts can be recovered based on past experience. The aging analysis of these receivables is as follows:

	2011	2012

More than one month to three months	1,009	1,149
More than three months to one year	1,464	1,855
More than one year	383	528

	2,856	3,532

As of December 31, 2012, accounts receivable of approximately RMB4,066 million (2011: approximately RMB3,510 million) were impaired. The Group makes such provision based on its past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. The Group makes a full provision for receivables aged over 3 months after the credit period for individual subscribers unless they meet certain specified credit assessment criteria. The individually impaired receivables mainly relate to subscriber service fees. The aging of these receivables is as follows:

	2011	2012

More than three months to one year	1,725	2,004
More than one year	1,785	2,062

	3,510	4,066

Provision for doubtful debts is analyzed as follows:

	2011	2012

Balance, beginning of year	3,980	3,510
Provision for the year	2,658	3,154
Written-off during the year	(3,128)	(2,598)

Balance, end of year	3,510	4,066

The creation and release of provisions for impaired receivables have been recognized in the statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering additional cash.

The maximum exposure to credit risk as of the balance sheet date is the carrying value of accounts receivable mentioned above. The Group does not hold any collateral as security.

15. PREPAYMENTS AND OTHER CURRENT ASSETS

	Note	2011	2012

Receivable for the sales of mobile handsets	(i)	-	3,566
Prepaid rental		1,590	1,900
Deposits and prepayments		2,624	2,721
Prepaid income taxes		696	42
Advances to employees		285	284
Others		932	1,067

		6,127	9,580

(i)	The Group offers preferential packages to the customers which include the bundle sale of mobile handset and provision of service. As stated in Note 2.24, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. For contractual preferential packages with guarantees, the revenue relating to the sale of the handsets is recognized when the titles are passed to the customers and are calculated under the aforementioned relative fair value method, which results in the corresponding receivable for the sales of mobile handsets.

The aging analysis of prepayments and other current assets is as follows:

	2011	2012

Within one year	5,604	8,901
More than one year	523	679

	6,127	9,580

As of December 31, 2011 and 2012, there was no significant impairment for the prepayments and other current assets.

16. SHORT-TERM BANK DEPOSITS

	2011	2012

Bank deposits with maturity exceeding three months	287	4
Restricted bank deposits	17	28

	304	32

As of December 31, 2011 and 2012, restricted bank deposits primarily represented deposits that were subject to externally imposed restrictions as requested by contractors in relation to payables owed to the contractors.

17. CASH AND CASH EQUIVALENTS

	2011	2012

Cash at bank and in hand	14,669	18,250
Bank deposits with original maturities of three months or less	437	-

	15,106	18,250

18. SHARE CAPITAL

	2011	2012
	HKD millions	HKD millions
Authorized:
30,000,000,000 ordinary shares of HKD0.10 each	3,000	3,000

Issued and fully paid:	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total

At January 1, 2011	23,562	2,355	2,310	173,436	175,746
Issuance of shares upon exercise of options (Note 36)	3	1	1	36	37

At December 31, 2011	23,565	2,356	2,311	173,472	175,783
Issuance of shares upon exercise of options (Note 36)	-	-	-	1	1

At December 31, 2012	23,565	2,356	2,311	173,473	175,784

19. RESERVES

(a)  Nature and purpose

(i)   Statutory reserves

CUCL is a registered as a foreign investment enterprise in the PRC. In accordance with the Articles of Association, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from income after tax and non-controlling interests but before dividend distribution.

CUCL is required to allocate at least 10% of its income after tax and non-controlling interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CUCL appropriated approximately RMB641 million (2010: approximately RMB379 million; 2011: approximately RMB271 million) to the general reserve fund for the year ended December 31, 2012.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs/HKFRSs, the appropriations to the staff bonus and welfare fund are charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2010, 2011 and 2012, no appropriation to staff bonus and welfare fund has been made by CUCL.

According to the PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group’s upfront connection fees were not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognized in the retained profits had been transferred from retained profits to the statutory reserve. As of December 31, 2011, the Group made an accumulated appropriation of approximately RMB12,289 million to the statutory reserve in relation to upfront connection fees (December 31, 2010: approximately RMB 12,274 million). No more upfront connection fees will be recognized after December 31, 2011.

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

(iv) Convertible bonds reserve

The convertible bonds reserve represents the equity component of the convertible bonds at initial recognition.

20. LONG-TERM BANK LOANS

	Interest rates and final maturity	2011	2012

RMB denominated bank loans	Floating interest rate, 15% downward on the benchmark interest rate issued by the People’s Bank of China for three years bank borrowings on quarterly basis with maturity through 2013	800	800

USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (2011: Nil to 5.00%) per annum with maturity through 2039 (2011: maturity through 2039)	411	386

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2011: 1.10% to 2.50%) per annum with maturity through 2034 (2011: maturity through 2034)	223	200

Sub-total		1,434	1,386

Less: Current portion		(50)	(850)

		1,384	536

As of December 31, 2012, long-term bank loans of approximately RMB 107 million (2011: approximately RMB116 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2011	2012

Balances due:
- not later than one year	50	850
- later than one year and not later than two years	848	48
- later than two years and not later than five years	150	144
- later than five years	386	344

	1,434	1,386
Less: Portion classified as current liabilities	(50)	(850)

	1,384	536

20. LONG-TERM BANK LOANS (CONTINUED)

The fair values of the Group’s non-current portion of long-term bank loans at December 31, 2011 and 2012 are as follows:

	2011	2012

Long-term bank loans	1,225	438

The fair value is based on cash flows discounted using rates based on the market rates ranging from 3.52% to 3.67% (2011: 4.63% to 5.41%) per annum.

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

The fair value of the Group’s promissory notes at December 31, 2012 amounted to approximately RMB14,914 million (2011: approximately RMB14,882 million). The fair value is computed based on the expected cash flows discounted on market rates ranging from 4.36% to 4.37% (2011: 4.71% to 4.79%) per annum.

22. CONVERTIBLE BONDS

On October 18, 2010, Billion Express, a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of HKD0.10 per share of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to certain anti-dilution and change in control adjustments set out in the Trust deed dated October 18, 2010. An adjustment has been made to the conversion price from HKD15.85 to HKD15.58 as a result of the dividends paid by the Company since the convertible bonds were issued. The bondholders may exercise conversion rights at any time on or after November 28, 2010 up to the close of business on October 8, 2015 or, if such convertible bonds shall have been called for redemption by the Company before October 18, 2015, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof. Billion Express will, at the option of a bondholder, redeem all and not some only of such bondholder’s convertible bonds on October 18, 2013 at their principal amount together with interest accrued and unpaid to the date fixed for redemption. The convertible bonds are therefore classified as current liabilities as of December 31, 2012. In addition, on or at any time after October 18, 2013 and prior to October 18, 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

22. CONVERTIBLE BONDS (CONTINUED)

During the years ended December 31, 2011 and 2012, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.

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

The convertible bonds recognized in the consolidated balance sheet are calculated as follows:

	2011	2012
Movement of liability component:
Beginning of year	11,558	11,118
Less: interest paid	(89)	(87)
Less: effect of exchange gain on liability component	(565)	(28)
Add: imputed finance cost	214	212

End of year	11,118	11,215

The liability component of the convertible bonds at December 31, 2012 amounted to approximately RMB11,215 million (equivalent to USD1,784 million) (2011: approximately RMB11,118 million, equivalent to USD1,765 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

23. CORPORATE BONDS

On June 8, 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On September 3, 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China. These corporate bonds are therefore classified as current liabilities as of December 31, 2012.

The fair values of the Group’s corporate bonds at December 31, 2011 and 2012 are as follows:

	2011	2012

Corporate bonds	7,123	7,025

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.40% to 4.89% (2011: 4.92% to 4.93%) per annum.

24. OTHER OBLIGATIONS

	Note	2011	2012

One-off cash housing subsidies	(a)	2,502	2,502
Obligations under finance lease	(b)	78	344
Others		94	127

Sub-total		2,674	2,973

Less: Current portion		(2,586)	(2,642)

		88	331

(a)  The movement of one-off cash housing subsidies is as follows:

One-off cash housing subsidies

As of January 1, 2011, December 31, 2011, And December 31, 2012	2,502

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

24. OTHER OBLIGATIONS (CONTINUED)

(b)  Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analyzed as follows:

	2011	2012

Total minimum lease payments under finance lease:
- not later than one year	80	138
- later than one year and not later than two years	-	224

	80	362

Less: Future finance charges	(2)	(18)

Present value of minimum obligations	78	344

Representing obligations under finance lease:
- current liabilities	78	127

- non-current liabilities	-	217

25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2011	2012

Payables to contractors and equipment suppliers	72,068	81,701
Payables to telecommunications products suppliers	5,203	5,587
Customer/contractor deposits	3,517	3,972
Repair and maintenance expense payables	2,325	2,455
Salary and welfare payables	1,344	1,581
Interest payable	832	846
Amounts due to services providers/content providers	1,175	1,396
Accrued expenses	6,381	8,035
Others	2,407	2,913

	95,252	108,486

The aging analysis of payables and accrued liabilities is as follows:

	2011	2012

Less than six months	85,699	96,044
Six months to one year	5,483	7,293
More than one year	4,070	5,149

	95,252	108,486

26. COMMERCIAL PAPERS

On August 25, 2011, CUCL issued tranche one of 2011 commercial papers in an amount of RMB15 billion, with a maturity date of 366 days from the date of issue and carried interest at 5.23% per annum. The commercial papers were fully repaid in August 2012.

On October 20, 2011, CUCL issued tranche two of 2011 commercial papers in an amount of RMB8 billion, with a maturity date of 366 days from the date of issue and carried interest at 5.78% per annum. The commercial papers were fully repaid in October 2012.

On November 21, 2011, CUCL issued tranche five of 2011 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 180 days from the date of issue and carried interest at 4.65% per annum. The super and short-term commercial papers were fully repaid in May 2012.

On May 16, 2012, CUCL issued tranche one of 2012 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 60 days from the date of issue and carried interests at 3.88% per annum. The super and short-term commercial papers were fully repaid in July 2012.

On July 12, 2012, CUCL issued tranche one of 2012 commercial papers in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interests at 3.45% per annum.

On August 28, 2012, CUCL issued tranche two of 2012 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 60 days from the date of issue and carried interests at 3.70% per annum. The super and short-term commercial papers were fully repaid in October 2012.

On October 24, 2012, CUCL issued tranche two of 2012 commercial papers in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interests at 4.20% per annum.

On October 25, 2012, CUCL issued tranche three of 2012 commercial papers in an amount of RMB8 billion, with a maturity date of 365 days from the date of issue and carries interests at 4.20% per annum.

The carrying values of commercial papers approximate their fair values as of the balance sheet date.

27. SHORT-TERM BANK LOANS

	Interest rates and final maturity	2011	2012

RMB denominated bank loans	Fixed interest rates ranging from 3.62% to 5.27% (2011:1.09% to 4.12%) per annum with maturity through 2013 (2011: maturity through 2012)	1,000	39,780

RMB denominated bank loans	Floating interest rates, 0% downward on the benchmark interest rate issued by the People’s Bank of China with maturity through 2012	16,810	-

HKD denominated bank loans	Floating interest rates of HKD HIBOR plus interest margin from 1.00% to 2.15% (2011: 0.63% to 2.15%) per annum with maturity through 2013 (2011: maturity through 2012)	14,512	29,395

Total		32,322	69,175

The carrying values of short-term bank loans approximate their fair values as of the balance sheet date.

28. REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information (“MIIT”) and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB7,339 million for the year ended December 31, 2012 (2010: approximately RMB4,873 million; 2011: approximately RMB6,352 million).

The major components of revenue are as follows:

	2010	2011	2012

Mobile service
- Usage and monthly fees	47,004	54,186	61,019
- Value-added services revenue	25,920	37,880	52,102
- Interconnection fees	9,022	10,726	12,469
- Other service revenue	503	515	446

Total service revenue from mobile service	82,449	103,307	126,036

Fixed-line service
- Usage and monthly fees	29,085	24,116	20,151
- Broadband, data and other Internet-related services revenue	32,595	38,500	43,132
- Interconnection fees	5,243	4,579	4,224
- Value-added services revenue	4,860	4,562	4,367
- Leased line income	5,589	6,859	8,086
- Information communication technology services revenue	1,048	1,634	2,240
- Upfront connection fees	192	15	-
- Other service revenue	1,330	1,377	1,013

Total service revenue from fixed-line service	79,942	81,642	83,213

Other service revenue	1,692	936	878

Total service revenue	164,083	185,885	210,127
Sales of telecommunications products	7,287	23,282	38,799

	171,370	209,167	248,926

29. NETWORKS, OPERATIONS AND SUPPORT EXPENSES

	2010	2011	2012

Repair and maintenance	8,785	9,581	10,426
Power and water charges	8,884	9,893	10,881
Operating leases for networks, premises, equipment and facilities	7,848	8,978	10,105
Others	870	997	1,104

	26,387	29,449	32,516

30. EMPLOYEE BENEFIT EXPENSES

	Note	2010	2011	2012

Salaries and wages		18,130	20,904	22,360
Contributions to defined contribution pension schemes		2,672	2,860	3,200
Contributions to medical insurance		881	1,111	1,270
Contributions to housing fund		1,423	1,524	1,743
Other housing benefits		186	185	191
Share-based compensation	36	56	17	14

		23,348	26,601	28,778

31. COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2010	2011	2012

Handsets and other customer end products	9,416	28,663	43,894
Telephone cards	994	901	970
Others	278	175	176

	10,688	29,739	45,040

32. OTHER OPERATING EXPENSES

	2010	2011	2012

Provision for doubtful debts	2,583	2,645	3,150
Cost in relation to information communications technology services	896	1,410	1,978
Commission expenses	13,776	17,457	21,454
Advertising and promotion expenses	3,933	4,271	4,860
Customer installation cost	2,435	2,577	3,173
Customer acquisition and retention cost	3,591	4,445	5,550
Auditors’ remuneration	68	67	68
Property management fee	1,505	1,667	2,010
Office and administrative expenses	3,425	3,555	3,554
Transportation expense	1,805	1,988	2,081
Miscellaneous taxes and fees	653	757	796
Others	2,927	2,747	2,578

	37,597	43,586	51,252

33. FINANCE COSTS

	Note	2010	2011	2012

Finance costs:
- Interest on bank loans repayable within 5 years		1,726	1,338	1,776
- Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		824	1,820	2,533
- Interest on convertible bonds repayable within 5 years		45	214	212
- Interest on related parties loans repayable within 5 years		25	20	14
- Interest on bank loans repayable over 5 years		4	3	2
- Interest on corporate bonds repayable over 5 years		90	90	90
- Less: Amounts capitalized in construction-in-progress	6	(804)	(1,151)	(1,498)

Total interest expense		1,910	2,334	3,129
- Exchange (gain)/ loss, net		(388)	(1,207)	75
- Others		227	347	460

		1,749	1,474	3,664

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

As of December 31, 2012, the related financial assets at fair value through other comprehensive income amounted to approximately RMB5,442 million (2010: approximately RMB6,087 million; 2011: approximately RMB6,837 million). For the year ended December 31, 2012, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB1,541 million (2010: approximately RMB1,702 million; 2011: approximately RMB2,616 million). The decrease, net of tax impact, of approximately RMB1,156 million (2010: approximately RMB1,276 million 2011: approximately RMB1,962 million), was recorded in the consolidated statement of comprehensive income.

35. OTHER INCOME – NET

	2010	2011	2012

Dividend income from financial assets at fair value through other comprehensive income	485	867	415
Gain on the non-monetary assets exchange	10	-	-
Others	726	584	928

	1,221	1,451	1,343

36. EQUITY-SETTLED SHARE OPTION SCHEMES

36.1	Share option scheme (the “Share Option Scheme”)

On June 1, 2000, the Company adopted the Share Option Scheme pursuant to which the Board of Directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares not exceeding 10% of the total issued share capital of the Company. Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

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

On May 11,2007, the Company further amended the Share Option Scheme with major amendments related to the exercise of options upon cessation of employment. These amendments are made in order to reduce the administrative burden on the Company to monitor outstanding options for grantees whose employment has been terminated.

On May 26, 2009, the Company further amended the Share Option Scheme with major amendments related to the exercise period.

All of the share options granted under Note 36.1 are governed by the amended terms of the Share Option Scheme as mentioned above.

36. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

36.2	Special Purpose Unicom Share Option Scheme (the “Special Purpose Share Option Scheme”)

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

On May 26, 2009, the Company amended the Special Purpose Share Option Scheme relating to the exercise period. For details, please refer to Note (i) under 36.3 “Share option information” in this section.

No further options can be granted under the Special Purpose Share Option Scheme.

36. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

36.3	Share option information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2010		2011		2012

	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved

Balance, beginning of year	6.95	413,074,166	6.59	396,012,118	6.49	391,481,158
Granted	-	-	-	-	-	-
Lapsed	15.42	(16,977,600)	15.42	(1,806,000)	-	-
Exercised	5.57	(84,448)	14.77	(2,724,960)	6.35	(150,000)

Balance, end of year	6.59	396,012,118	6.49	391,481,158	6.49	391,331,158

Exercisable at end of year	6.59	396,012,118	6.49	391,481,158	6.49	391,331,158

Exercise of share options during the year ended December 31, 2012 resulted in 150,000 shares being issued (2010: 84,448; 2011: 2,724,960), with exercise proceeds of approximately RMB0.77 million (2010: RMB0.41 million; 2011: RMB35 million).

36. EQUITY-SETTLED SHARE OPTION SCHEME (CONTINUED)

36.3	Share option information (Continued)

As of balance sheet date, information of outstanding share options is summarized as follows:

Date of options grant	Vesting period	Exercisable period (Note i)	The price per share to be paid on exercise of options	Number of share options outstanding as of December 31, 2011	Number of share options outstanding as of December 31, 2012

Share options granted under the Share Option Scheme:

May 21, 2003	May 21, 2003 to May 21, 2006	May 21, 2004 to May 20, 2013	HKD4.30	8,956,000	8,956,000

July 20, 2004	July 20, 2004 to July 20, 2007	July 20, 2005 to July 19, 2013	HKD5.92	41,024,000	41,024,000

December 21, 2004	December 21, 2004 to December 21, 2007	December 21, 2005 to December 20, 2013	HKD6.20	654,000	654,000

February 15, 2006	February 15, 2006 to February 15, 2009	February 15, 2008 to February 14, 2014	HKD6.35	151,556,000	151,406,000

Share options granted under the Special Purpose Share Option Scheme:

October 15, 2008	October15, 2008 to May 17, 2009	October15, 2008 to November 16, 2013	HKD5.57	100,361,690	100,361,690

October 15, 2008	October15, 2008 to December 6, 2010	October15, 2008 to December 5, 2013	HKD8.26	88,929,468	88,929,468

				391,481,158	391,331,158

The options outstanding as of December 31, 2012 had a weighted average remaining contractual life of 0.94 years (2011: 0.94 years).

36. EQUITY-SETTLED SHARE OPTION SCHEME (CONTINUED)

36.3	Share option information (Continued)

Note i:

In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board of Directors pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board of Directors as “Transferred Personnel” under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a “Mandatory Moratorium” under the relevant terms of the Share Option Scheme. As the “Mandatory Moratorium” continued to be in force, the Board of Directors further extended the exercise periods of certain share options by one year in each of March 2010, 2011, 2012 and 2013 under the relevant terms of the Share Option Scheme. As of December 31, 2012, approximately 23,440,000 (2011: approximately 23,440,000) share options held by Transferred Personnel remained valid.

Furthermore, in each of March 2010, 2011, 2012 and 2013, the expiry dates for certain share options were extended by one year by the Board of Directors pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to “Mandatory Moratorium”, which is still in force, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme. The 2013 modification is not expected to have significant impact on the consolidated statement of income for the year ending December 31, 2013.

Details of share options exercised during 2010, 2011 and 2012 are as follows:

For the year ended December 31, 2010:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved

October 15, 2008	5.57	11.76	470,375	84,448

36.	EQUITY-SETTLED SHARE OPTION SCHEME (CONTINUED)

36.3	Share option information (Continued)

For the year ended December 31, 2011:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved

June 30, 2001	15.42	16.32	39,228,480	2,544,000
October 15, 2008	5.57	15.62	1,007,947	180,960

			40,236,427	2,724,960

For the year ended December 31, 2012:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved

February 15, 2006	6.35	13.34	952,500	150,000

For the year ended December 31, 2012, employee share-based compensation expenses amounted to approximately RMB14 million (2010: approximately RMB56 million; 2011: approximately RMB17 million).

37. DIVIDENDS

At the annual general meeting held on May 24, 2011, the shareholders of the Company approved the payment of a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2010 totaling approximately RMB1,885 million which has been reflected as a reduction of retained profits for the year ended December 31, 2011. As of December 31, 2011, all dividends have been paid by the Company, except for dividends payable of approximately RMB479 million due to Unicom BVI.

At the annual general meeting held on May 29, 2012, the shareholders of the Company approved the payment of a final dividend of RMB0.10 per ordinary share for the year ended December 31, 2011 totaling approximately RMB2,356 million which has been reflected as a reduction of retained profits for the year ended December 31, 2012. As of December 31, 2012, all dividends have been paid by the Company, except for dividends payable of approximately RMB552 million to Unicom BVI.

At a meeting held on March 21, 2013, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.12 per ordinary share to the shareholders for the year ended December 31, 2012 totaling approximately RMB2,828 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2012, but will be reflected as an appropriation of retained profits in the financial statements for the year ended December 31, 2013.

	2010	2011	2012
Proposed final dividend:
RMB0.12 (2010: RMB0.08; 2011: RMB0.10) per ordinary share by the Company	1,885	2,356	2,828

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On November 11, 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a TRE from January 1, 2008. Therefore, as of December 31, 2011 and 2012, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed income of the Company’s subsidiaries in the PRC.

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

38. EARNINGS PER SHARE

Basic earnings per share for the years ended December 31, 2010, 2011 and 2012 were computed by dividing the income attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended December 31, 2010, 2011 and 2012 were computed by dividing the income attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares for the years ended December 31, 2010, 2011 and 2012 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) the convertible bonds.

The potential ordinary shares which are not dilutive for the years ended December 31, 2010, 2011 arose from (i) share options with exercise price of HKD15.42 granted under the amended Share Option Scheme and (ii) the convertible bonds with initial conversion price of HKD15.85, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	2010	2011	2012
Numerator (in RMB millions):
Income attributable to owners of the parent used in computing basic earnings per share	3,701	4,227	7,096
Imputed finance cost on the liability component of convertible bonds	-	-	212

Income attributable to owners of the parent used in computing diluted earnings per share	3,701	4,227	7,308

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,562	23,564	23,565
Dilutive equivalent shares arising from share options	142	221	190
Dilutive equivalent shares arising from convertible bonds	-	-	909

Shares used in computing diluted earnings per share	23,704	23,785	24,664

Basic earnings per share (in RMB)	0.16	0.18	0.30

Basic earnings per ADS (in RMB)	1.57	1.79	3.01

Diluted earnings per share (in RMB)	0.16	0.18	0.30

Diluted earnings per ADS (in RMB)	1.56	1.78	2.96

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

Cash and cash equivalents, short-term bank deposits and financial assets at fair value through other comprehensive income denominated in foreign currencies, as summarized below, have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2011 and 2012.

	2011			2012
	Original currency millions		RMB equivalent millions	Original currency millions		RMB equivalent millions
		Exchange rate			Exchange rate

Cash and cash equivalents:
- denominated in HK dollars	411	0.81	333	244	0.81	198
- denominated in US dollars	45	6.30	282	85	6.29	533
- denominated in Euro	14	8.16	114	1	8.32	11
- denominated in Japanese Yen	12	0.08	1	25	0.07	2
- denominated in Singapore dollars	0.1	4.87	1	0.3	5.09	2
- denominated in GBP	0.4	9.71	4	1.6	10.16	16

Sub-total			735			762

Short-term bank deposits:
- denominated in HK dollars	65	0.81	53	-	0.81	-
- denominated in US dollars	30	6.30	186	-	6.29	-

Sub-total			239			-

Financial assets at fair value through other comprehensive income:
- denominated in Euro	838	8.16	6,837	654	8.32	5,442

Total			7,811			6,204

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China. The carrying amounts of the Group’s cash and cash equivalents, short-term bank deposits, financial assets at fair value through other comprehensive income, other current financial assets and liabilities approximated their fair values as of December 31, 2011 and 2012 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair value as of the balance sheet date.

In connection with the fair value of the Group’s non-current portion of long-term bank loans, promissory notes, and corporate bonds, please refer to the respective notes for details.

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

40. RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries

(a) Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2010	2011	2012
Transactions with Unicom Group and its subsidiaries:

Leasing fee of Telecommunications Networks in Southern China	(i)	2,200	2,400	2,600
Charges for value-added telecommunications services	(i), (ii)	30	51	13
Rental charges for property leasing	(i), (iii)	867	954	922
Charges for lease of telecommunications resources	(i), (iv)	151	307	293
Charges for engineering design and construction services	(i), (v)	2,248	2,728	2,890
Charges for shared services	(i), (vi)	308	177	186
Income from shared services	(i), (vi)	3	-	-
Charges for equipment procurement services	(i), (vii)	382	227	394
Charges for ancillary telecommunications services	(i), (viii)	953	1,174	1,447
Charges for comprehensive support services	(i), (ix)	162	171	240
Income from comprehensive support services	(i), (ix)	8	108	93

40. RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions (Continued)

(i)

On October 29, 2010, CUCL entered into the new agreements, “2011-2012 Network Lease Agreement” with Unicom New Horizon, and “2011 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions as disclosed in the table above. Major changes of the key terms of the new agreements are set out as follows:

—	2011-2012 Network Lease Agreement

Pursuant to 2011-2012 Network Lease Agreement, the lease of Telecommunications Networks in Southern China has extended to another two years effective from January 1, 2011 to December 31, 2012 and is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. The annual fee payable by CUCL for the lease for the year ended December 31, 2011 was RMB2.4 billion and for the year ended December 31, 2012 was RMB2.6 billion, respectively. The 2011-2012 Network Lease Agreement expired on December 31, 2012.

—	2011 Comprehensive Services Agreement

2011 Comprehensive Services Agreement has a term of three years commencing on January 1, 2011 and expiring on December 31, 2013, and the service fees payable shall be calculated on the same basis as under previous agreements.

(ii)

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

(iii)	CUCL and Unicom Group agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes.

40. RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions (Continued)

(iv)

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

(v)

Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided.

(vi)

Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments.

(vii)

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

(viii)

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

40. RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions (Continued)

(ix)

Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (iv) above), vehicle services, health and medical services, labor services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(x)

Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark license agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.

(b) Non-recurring transactions

(i)	Acquisition of Unicom New Horizon

On December 26, 2012, CUCL completed the acquisition of Unicom New Horizon from Unicom Group (Note 1). Following the completion of the acquisition, the transaction between Unicom New Horizon and the Group will no longer be disclosed as a related party transaction in the consolidated financial statements as they will be eliminated on consolidation.

(ii)	Acquisition of Unicom NewSpace

On December 1, 2011, Broadband Online completed the acquisition of Unicom NewSpace (Note 1). The purchase of Unicom NewSpace has been accounted for using merger accounting in accordance with AG 5. Accordingly, the transactions between Unicom NewSpace and the Group were eliminated and be no longer disclosed as related party transactions in the consolidated financial statements.

40. RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(c)	Amounts due from and to related parties/Unicom Group and its subsidiaries

Amounts due to related parties as of December 31, 2011 included the unsecured short-term loans from China Netcom Corporation (BVI) Limited of HKD2,630 million with interest rate at HIBOR plus 0.8% per annum (equivalent to approximately RMB2,132 million) and from Unicom Group BVI of HKD30 million with interest rate at HIBOR plus 0.1% per annum (equivalent to approximately RMB24 million), respectively. In 2012, the Company fully repaid the loans.

Amounts due to Unicom Group as of December 31, 2011 and 2012 included the consideration payable in connection with 2011 Business Combination of approximately RMB158 million.

Apart from the short-term loans as aforementioned, amounts due from and to related parties, Unicom Group, and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with related parties/Unicom Group and its subsidiaries as described in (a) above.

40.2	Domestic carriers

(a)	Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Note	2010	2011	2012

Interconnection revenue	(i)	12,165	13,253	14,487
Interconnection charges	(i)	12,564	14,861	16,952
Leased line revenue	(ii)	346	283	249
Leased line charges	(ii)	113	116	260
Engineering design and technical service revenue	(iii)	208	219	233

40. RELATED PARTY TRANSACTIONS (CONTINUED)

40.2	Domestic carriers

(a)	Significant recurring transactions with domestic carriers (Continued)

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

(iii)

Engineering design and technical service revenue mainly represents the amounts due from domestic carriers for the provision of engineering design and technical services based on their demands and requirements by the Group. The prices are determined based on standards promulgated by the relevant government authorities.

(b)	Amounts due from and to domestic carriers

	2011	2012
Amounts due from domestic carriers
- Receivables for interconnection revenue, leased line revenue and engineering design and technical service revenue	1,230	755
- Less: Provision for doubtful debts	(49)	(17)

	1,181	738

Amounts due to domestic carriers
- Payables for interconnection charges and leased lines charges	1,344	1,163

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

41. CONTINGENCIES AND COMMITMENTS

41.1	Capital commitments

As of December 31, 2011 and 2012, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	2011	2012
	Total	Land and buildings	Equipment	Total
Authorized and contracted for	7,187	730	7,495	8,225
Authorized but not contracted for	1,630	154	1,316	1,470

	8,817	884	8,811	9,695

41.2	Operating lease commitments

As of December 31, 2011 and 2012, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	2011	2012
	Total	Land and buildings	Equipment	Total
Leases expiring:
- not later than one year	4,433	1,532	560	2,092
- later than one year and not later than five years	4,574	3,806	1,378	5,184
- later than five years	601	583	162	745

	9,608	5,921	2,100	8,021

41. CONTINGENCIES AND COMMITMENTS (CONTINUED)

41.3	Contingent liabilities

As aforementioned in Note 28, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and China Netcom (Group) Company Limited, which merged with CUCL on January 1, 2009. Based on management’s assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as of December 31, 2011 and 2012.

In addition, in 2011, the NDRC investigated the alleged monopolistic conducts in the broadband internet service of the Group. Based on management’s assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as of December 31, 2011 and 2012.

41.4	Guarantee

The Company provides guarantee in favor of the convertible bondholders in respect of the outstanding convertible bonds issued by Billion Express amounted to USD1,838,800,000 as of December 31, 2012 (2011: USD1,838,800,000)(Note 22).

42. EVENTS AFTER BALANCE SHEET DATE

Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2012. For details, please refer to Note 37.

43. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 25, 2013.