Form 20-F
period 2013-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2014-04-17
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Chu Ka Yee

Telephone: +852 2121 3220

Facsimile: +852 2121 3232

75th Floor, The Center

99 Queen’s Road Central

Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares	The New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the listing on The New York Stock Exchange, Inc. of American depositary shares, or ADSs, each representing 10 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2013, 23,781,775,000 ordinary shares were issued and outstanding.

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

- ii -

Note Regarding Forward-Looking Statements

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) our plans and strategies, including those in connection with our mergers and acquisitions and capital expenditures; (ii) our plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, and fourth generation mobile telecommunications, or 4G, digital cellular businesses and network infrastructure; (iii) our competitive position, including our ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage our position as an integrated telecommunications operator and expand into new businesses and markets; (iv) our future business condition, including our future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, our new and existing products and services, in particular, 3G and 4G services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

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

•	changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G and 4G services;

•	competitive forces from more liberalized markets and our ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of our telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC, or the NDRC, relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers;

•	changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans; and

- iii -

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

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

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data for the years ended December 31, 2011, 2012 and 2013 and the selected historical consolidated balance sheet data as of December 31, 2012 and 2013 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated income statement data for the years ended December 31, 2009 and 2010 and consolidated balance sheet data as of December 31, 2009, 2010 and 2011 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our consolidated financial statements as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 have been prepared and presented in accordance with IFRS/HKFRS. The statistical information set forth in this annual report on Form 20-F relating to China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside China.

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

We completed the acquisition of (i) the entire equity interest in China Unicom NewSpace Limited, or Unicom NewSpace, by China Unicom Broadband Online Limited Corporation, or Broadband Online, a wholly-owned subsidiary of CUCL, from Unicom Group, or the 2011 Acquisition, in December 2011, and (ii) the fixed-line business in 21 provinces in southern China, the local access telephone business in Tianjin Municipality, three subsidiaries (together referred to as the “Target Business”) and certain other telecommunications assets from Unicom Group and Netcom Group (which was later merged with Unicom Group in January 2009), or the 2009 Acquisition, in January 2009. See “A. History and Development of the Company — Unicom Acquisitions and Sales — 2011 Acquisition” and “A. History and Development of the Company — Unicom Acquisitions and Sales — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4, respectively. Because (i) we and Unicom NewSpace were under common control of Unicom Group both prior to and after the 2011 Acquisition and (ii) we and the Target Business were under common control of Unicom Group both prior to and after the 2009 Acquisition, each of the acquisitions is considered as a business combination of entities and businesses under common control and has been accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations”, or AG 5, issued by the HKICPA in November 2005. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. Given that the acquired entities and businesses mentioned above in this paragraph had always been under common control during all the periods presented, the assets and liabilities thereof are stated at predecessor values and are included in the consolidated financial statements included in this annual report on Form 20-F as if these entities and their businesses acquired had always been part of our company during all the periods presented.

	As of or for the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Income Statement Data:

Revenue(2)
Mobile services
Service revenue	70,102	82,449	103,307	126,036	151,133	24,965
Sales of mobile telecommunications products	1,970	7,173	23,219	38,735	56,393	9,315

Total mobile telecommunications revenue	72,072	89,622	126,526	164,771	207,526	34,280

Fixed-line services
Service revenue (2)	81,160	79,942	81,642	83,213	86,487	14,287
Sales of fixed-line telecommunications products	193	114	63	64	78	13

Total fixed-line telecommunications revenue	81,353	80,056	81,705	83,277	86,565	14,300

Unallocated amounts
Service revenue (2)	601	1,692	936	878	947	156
Sales of other telecommunications products	-	-	-	-	-	-

	601	1,692	936	878	947	156

Total revenue	154,026	171,370	209,167	248,926	295,038	48,736

Total costs, expenses and others	(141,870)	(166,786)	(203,569)	(239,405)	(281,324)	(46,471)

Income before income tax	12,156	4,584	5,598	9,521	13,714	2,265

Income tax expenses	(2,692)	(883)	(1,371)	(2,425)	(3,306)	(546)

Net income	9,464	3,701	4,227	7,096	10,408	1,719

Earnings per share for income attributable to equity shareholders during the year
-Basic earnings per share(3)	0.40	0.16	0.18	0.30	0.44	0.07
-Diluted earnings per share(3)	0.40	0.16	0.18	0.30	0.43	0.07
-Basic earnings per ADS(4)	3.98	1.57	1.79	3.01	4.40	0.73
-Diluted earnings per ADS(4)	3.96	1.56	1.78	2.96	4.31	0.71
-Number of shares outstanding for basic earnings per share(3)	23,767	23,562	23,564	23,565	23,658	23,658
-Number of shares outstanding for diluted earnings per share(3)	23,895	23,704	23,785	24,664	24,656	24,656
-Number of ADS outstanding for basic earnings per ADS(4)	2,377	2,356	2,356	2,357	2,366	2,366
-Number of ADS outstanding for diluted earnings per ADS(4)	2,389	2,370	2,379	2,466	2,466	2,466

	As of or for the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Balance Sheet Data:

Assets
Cash and cash equivalents and short-term bank deposits	8,891	22,870	15,410	18,282	21,560	3,561
Property, plant and equipment	350,976	365,654	381,859	430,997	431,625	71,299
Inventories and consumables	2,412	3,728	4,651	5,803	5,536	914
Prepayments and other current assets	4,253	5,115	6,127	9,580	9,664	1,596
Financial assets at fair value through other comprehensive income	7,977	6,214	6,951	5,567	6,497	1,073
Proceeds receivable for the disposal of the CDMA business	5,121	-	-	-	-	-
Total assets	417,008	441,269	456,233	516,124	529,171	87,413

Liabilities
Accounts payable and accrued liabilities	104,096	97,666	95,252	108,486	102,212	16,884
Payables in relation to the disposal of the CDMA business	7	-	-	-	-	-
Short-term bank loans	63,909	36,727	32,322	69,175	94,422	15,597
Commercial papers	-	23,000	38,000	38,000	35,000	5,782
Current portion of long-term bank loans	62	58	50	850	48	8
Current portion of other obligations	2,534	2,637	2,586	2,642	2,672	442
Current portion of corporate bonds	-	-	-	5,000	-	-
Current portion of promissory notes	-	-	-	15,000	-	-
Long-term bank loans	759	1,462	1,384	536	481	79
Promissory notes	-	15,000	15,000	-	-	-
Convertible bonds	-	11,558	11,118	11,215	11,002	1,817
Corporate bonds	7,000	7,000	7,000	2,000	2,000	330
Tax payable	908	1,483	1,232	1,820	2,634	435
Total liabilities	210,571	235,608	250,335	306,619	310,272	51,253

Shareholders’ equity	206,437	205,661	205,898	209,505	218,899	36,160

Share capital	2,310	2,310	2,311	2,311	2,328	385

	As of or for the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)

Other Financial Data:

CONTINUING OPERATIONS
Net cash inflow from operating activities of continuing operations	57,732	66,376	66,491	70,620	78,482	12,965
Net cash outflow from investing activities of continuing operations	(85,310)	(76,619)	(82,970)	(99,480)	(77,110)	(12,738)
Net cash inflow from financing activities of continuing operations	30,197	19,824	8,988	32,004	1,926	318
Net cash inflow/(outflow) from continuing operations	2,619	9,581	(7,491)	3,144	3,298	545

DISCONTINUED OPERATIONS(5)
Net cash inflow from operating activities of discontinued operations	-	-	-	-	-	-
Net cash (outflow)/inflow from investing activities of discontinued operations	(5,039)	5,121	-	-	-	-
Net cash outflow from financing activities of discontinued operations	-	-	-	-	-	-

Net cash (outflow)/inflow from discontinued operations	(5,039)	5,121	-	-	-	-

Net (decrease)/increase in cash and cash equivalents	(2,420)	14,702	(7,491)	3,144	3,298	545

Dividend declared per share	0.16	0.08	0.10	0.12	0.16	0.03

(1)

The translation of RMB into U.S. dollars has been made at the rate of RMB6.0537 to US$1.00, representing the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013. The translations are solely for the convenience of the reader.

(2)

Revenue and service revenue figures for the years ended December 31, 2009, 2010 and 2011 include fixed-line upfront connection fees for basic telephone access services that were eliminated by order of the former Ministry of Information Industry in July 2001. As of December 31, 2011, we made an accumulated appropriation of approximately RMB12,289 million to the statutory reserve in relation to fixed-line upfront connection fees, which were deferred and amortized over the expected customer service period of ten years. No upfront connection fees will be recognized after December 31, 2011.

(3)	See Note 38 to our consolidated financial statements included elsewhere in this annual report on Form 20-F on how basic and diluted earnings per share are calculated under IFRS/HKFRS.

(4)	Earnings per ADS is calculated by multiplying earnings per share by 10, which is the number of shares represented by each ADS.

(5)	Results of CDMA business were recorded as discontinued operations for the year ended December 31, 2008.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, or the daily exchange rate. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 31, 2013 (RMB6.0537 to US$1.00 and HK$7.7539 to US$1.00). These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The daily exchange rates were RMB6.2123 = US$1.00 and HK$7.7527 = US$1.00, respectively, on April 10, 2014. The following table sets forth the high and low daily exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Exchange Rate

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low
October 2013	6.1209	6.0815	7.7545	7.7524
November 2013	6.0993	6.0903	7.7535	7.7512
December 2013	6.0927	6.0537	7.7550	7.7517
January 2014	6.0600	6.0402	7.7663	7.7534
February 2014	6.1448	6.0591	7.7645	7.7547
March 2014	6.2273	6.1183	7.7669	7.7563
April 2014 (up to April 10, 2014)	6.2123	6.1966	7.7568	7.7527

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2009, 2010, 2011, 2012 and 2013, calculated by averaging the daily exchange rate on the last day of each month during the relevant years.

Average Exchange Rate

	RMB per US$1.00	HK$ per US$1.00

2009	6.8295	7.7513
2010	6.7603	7.7692
2011	6.4475	7.7793
2012	6.2990	7.7556
2013	6.1412	7.7565

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Business

We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially adversely affect our financial condition, results of operations and growth prospects.

The telecommunications industry in China has been rapidly evolving. Following the restructuring of the PRC telecommunications industry in 2008, we, along with China Mobile Communications Corporation, or China Mobile, and China Telecommunications Corporation, or China Telecom, have become full-service telecommunications service providers that operate both fixed-line and mobile telecommunications networks in China. See “A. History and Development of the Company — Restructurings of the Telecommunications Industry” under Item 4. We face intense competition in each of our business lines from China Mobile and China Telecom and expect that this competition will further intensify. For mobile services, we compete with China Mobile and China Telecom in both 2G and 3G services, and will compete with them in 4G services. For fixed-line services, we are a leading fixed-line operator in northern China, while China Telecom has a dominant market position in southern China and the MIIT granted to China Mobile the approval for China Mobile to authorize China Mobile Limited to operate the fixed-line telecommunications business in December 2013. In addition, the PRC Government is in the process of introducing new policies that may intensify competition among the three telecommunications operators, such as the policies that would allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers in certain areas in China and the removal by the State Council of the MIIT’s approval requirement on the tariff standard of telecommunications services.

We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. Such competition may further intensify due to recent policies of the PRC Government. For example, the PRC Government is in the process of initiating policies regarding the convergence of television broadcast, telecommunications and Internet access networks, and recently introduced a series of policies that encourage non-State-owned companies to enter the PRC telecommunications industry. In May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit non-State-owned companies to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. The trial period is expected to end on December 31, 2015, subject to further adjustment by the MIIT. In December 2013 and January 2014, the MIIT approved 19 companies to operate such business. The MIIT plans to accept applications until July 1, 2014 and may approve additional applications which meet the requirements of the pilot program.

We also face increasing competition from other telecommunications operators for key employees. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could result in significant increase in our operating expenses, and we may be unable to attract or retain these personnel.

Intensive competition from China Mobile and China Telecom, as well as other companies that provide telecommunications or related services, could lead to slower subscriber growth, lower usage or traffic volume of our telecommunications services, continued price pressure, higher customer acquisition and retention costs and higher labor costs, which may materially adversely affect our financial condition, results of operations and growth prospects.

The industry trends of mobile service substitution and mobile service migration from old generations to new generations may continue to have a material adverse effect on our fixed-line local telephone services and mobile services, which may materially adversely affect our financial condition, results of operations and growth prospects.

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

Similarly, as the technology of mobile services evolves, the trend of mobile services migration from old generations to new generations would generally have an adverse effect on our old generations services, including a slow-down or reduction in the number of subscribers and usage. With this trend, we cannot assure you that we will successfully retain existing mobile services subscribers or attract mobile services subscribers of other telecommunications operators. For example, our GSM mobile services have been negatively affected by the trend of migration to 3G services, which resulted in a decrease in our subscribers and revenue. Similarly, with the introduction of 4G services in China, we cannot assure you that we will be able to successfully retain existing mobile services subscribers or attract existing mobile services subscribers of other telecommunications operators. Failing to do so could materially and adversely affect our mobile services.

We have been taking various measures to retain our subscribers and their service usage of our fixed-line local telephone services and attract mobile service subscribers from other telecommunications operators to migrate to our mobile services network. For example, we have continued to improve our products and services and promote the integrated development of our mobile services and fixed-line services in order to mitigate the adverse impact caused by the above mentioned industry trends. If these efforts are not successful, our financial condition, results of operations and growth prospects could be materially and adversely affected.

Competition from foreign-invested operators may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition, results of operations and growth prospects.

As a result of China’s accession to the World Trade Organization, or WTO, in December 2001 and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement China’s commitments to the WTO, the PRC Government has agreed to gradually liberalize the various segments and regions of the telecommunications market in China to foreign investors. Currently, foreign investors are permitted to own up to 49% of joint ventures that offer basic telecommunications services without any geographic restrictions in China and up to 50% of joint ventures that offer value-added telecommunications services without any geographic restrictions in China. More foreign-invested operators may enter China’s telecommunications market as a result of this liberalization. They may have greater financial, managerial and technical resources and more expertize in network management and sales and marketing than we do.

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

•	obtain adequate financing;

•	obtain relevant government licenses, permits and approvals such as the license to operate FDD-LTE (Frequency Division Duplex) business;

•	obtain adequate network equipment and software;

•	retain experienced management and technical personnel;

•	obtain sufficient spectrum frequencies, network numbers and other telecommunications resources controlled by the PRC Government;

•	gain access to the sites for network construction or upgrade; and

•	enter into interconnection and other arrangements with other operators.

If we are not able to timely and effectively overcome the uncertainties and difficulties we may encounter in expanding and upgrading our networks and infrastructure, our competitive position, financial condition, results of operations and growth prospects may be materially adversely affected.

The successful development of our 3G and 4G services is subject to market demand, consumer acceptance, technological challenges, competition on service fees, terminal subsidies and other marketing expenses, and other uncertainties, and expected benefits from investments in our 3G and 4G networks.

We commercially launched our 3G service in October 2009 and trial 4G services in March 2014, and we will continue to make investments in our mobile broadband networks in the future. We may experience various difficulties in the development of our 3G and 4G services, including software, network, handset and other technical issues. We cannot assure you that we will be able to do so in a timely fashion or that we will not encounter other difficulties. Moreover, we cannot assure you that:

•	we will be able to gain access to sufficient sites for 3G and 4G network expansion;

•	there will be sufficient demand for 3G and 4G services, or our 3G and 4G services will be more popular among potential subscribers than those of our competitors;

•	our 3G and 4G services will generate an acceptable or commercially viable rate of return; and

•	we will not encounter unexpected technological difficulties in implementing the LTE technology.

Any failure or delay in expanding and upgrading our 3G and 4G networks, any increase in the associated costs (including the costs and expenses that may be incurred as a result of the changes of our marketing and sales policies, including terminal subsidies, to meet the market demand), or any problem encountered in our operations of 3G and 4G services could hinder the recovery of our significant capital investment in 3G and 4G services, respectively, which could in turn have a material adverse effect on our financial condition, results of operations and growth prospects. For example, our depreciation and amortization expenses increased by 11.7% from RMB61.06 billion in 2012 to RMB68.20 billion in 2013, primarily due to our continuing expansion and upgrade of our 3G networks. Also, our selling expenses increased by 22.7% from RMB35.04 billion in 2012 to RMB42.99 billion in 2013, mainly attributable to the increased expenses on the promotion of our 3G services. If such expenses continue to increase without corresponding increase in the relevant service revenue, the profitability of our 3G services would be adversely affected.

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

Our network infrastructure and the networks with which we interconnect are vulnerable to potential damages or interruptions from floods, wind, storms, fires, power loss, severed cables, acts of terrorism and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other failure of our networks or systems, or the networks to which we are interconnected, may result in consequential interruptions in services across our telecommunications infrastructure. For example, in April 2013, an earthquake registering 7.0 on the Richter scale struck Ya’an region of Sichuan Province. In 2013, certain areas of China suffered from severe floods. Our network equipment, including our base stations, in the affected areas sustained extensive damage, leading to service stoppage and other disruptions in our operations in those areas. Any future natural disasters may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our services and operations. Moreover, our networks and systems and the networks with which we interconnect also require regular maintenance and upgrades. Such maintenance and upgrades may cause service disruptions. Network or system failures, as well as high traffic volumes, may also affect the quality of our services and cause temporary service interruptions. Any such future occurrence may result in customer dissatisfaction and materially adversely affect our financial condition, results of operations and growth prospects.

If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially adversely affected.

We continue to have a significant level of capital expenditure and debt service requirements necessary to implement our business strategies. We incurred RMB73.46 billion for capital expenditure in 2013. We expect to continue incurring significant capital expenditure in 2014. To the extent these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. We cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms. Even if we obtain such financing, our financing cost may increase significantly as a result of additional financing or higher interest rate. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:

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

In 2013, the ARPU for our mobile services increased by 0.6% from 2012, primarily because (i) the ARPU for our 3G services is significantly higher than that of our 2G services and (ii) the number of our 3G subscribers has increased as a percentage of the total number of our mobile subscribers. However, we have been experiencing declining ARPU for each of our GSM mobile services, 3G mobile services and fixed-lined services in the past few years, mainly due to (i) the pricing competition with other telecommunications operators in China; (ii) many new subscribers are users with lower usage of telecommunications services; and (iii) the substitution effect of mobile Internet applications on our SMSs and other services. Our current GSM mobile services, 3G mobile services and fixed-lined services may continue to experience declining ARPU in the foreseeable future, which could have a material adverse effect on our financial condition and results of operations. Although we have been making efforts to mitigate those effects by allocating more resources to diversify our service offerings, particularly the value-added services, promote our integrated mobile and fixed-lined services to encourage more usage of our services, and develop our high-end customers, we cannot assure you that these efforts will be able to achieve the anticipated results.

Our controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of us or our other shareholders and may fail to provide services and facilities that we rely on to operate our business.

Unicom Group indirectly controlled an aggregate of approximately 75% of our issued share capital as of April 10, 2014 and all of our executive directors also serve as directors or executive officers of Unicom Group. As our controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2013 was effective. The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by KPMG, an independent registered public accounting firm, as stated in their report appearing on page F-2. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially adversely affect the market prices of our shares and ADSs.

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

On October 18, 2010, Billion Express Investments Limited, a wholly-owned subsidiary of our company, completed the issue of the 2015 Convertible Bonds, which are exchangeable into ordinary shares of our company. Pursuant to the subscription agreement with respect to the 2015 Convertible Bonds, the holders of the 2015 Convertible Bonds may, beginning on November 28, 2010, elect to convert its bonds into our ordinary shares at an initial conversion price of HK$15.85 per share, subject to certain adjustments. As of April 10, 2014, none of the 2015 Convertible Bonds has been converted into our ordinary shares. Assuming a full conversion of the 2015 Convertible Bonds at the current conversion price of HK$15.05 per share, the bonds would be convertible into 947,818,928 ordinary shares, representing approximately 3.83% of our enlarged issued and outstanding share capital as of April 10, 2014.

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

The NDRC initiated an anti-monopoly investigation in 2011 relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers. In response to the NDRC’s investigation, we (i) provided the NDRC with pricing, volume, turnover and other information relevant to our Internet access bandwidth leasing services with Internet service providers for the year 2010, (ii) conducted a comprehensive self-inspection of our operations, and (iii) submitted to the NDRC a proposal for enhancement initiatives and an application for suspension of the NDRC’s investigation. Through our comprehensive self-inspection of our operations, we have identified room for improvement in pricing management and relatively wide pricing variation, in respect of our services relating to the Internet dedicated leased line access service provided by us to the Internet service providers. In addition, the quality of interconnection between us and other backbone network operators also requires further improvement. In December 2013, we submitted a report to the NDRC regarding the improvement of our price management of Internet dedicated leased line access service, and our work plan to achieve further improvements. As of the date of this annual report, the NDRC has not informed us of any results or conclusions of the investigation. If the outcome of the NDRC’s investigation is not in our favor, we may be subject to a fine, and if we become the target of any negative publicity, our reputation would be harmed, which may have a material adverse effect on the prices of our shares and ADSs.

Future implementation of a value-added tax to replace business tax in China may increase our effective tax rate, and thereby decreasing our future net income and profitability.

Our business operations in China are subject to PRC business tax, which is assessed against substantially all of our operating revenue at a rate of 3%. In 2011, the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, issued a pilot tax program under which the PRC business tax will be replaced with a value-added tax, or VAT, for certain pilot industries, including transportation services, postal services and certain modern services. The application of the pilot VAT program will expand to the telecommunications industry in the future. The applicable tax rate for the telecommunications industry and other details remain uncertain. If we become subject to the pilot VAT program, and, depending on the applicable tax rate and other details of the program, our effective tax rate increases, our net income as well as our profitability may decrease.

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

The MIIT, under the direction of the State Council, is currently preparing a telecommunications law to provide a uniform regulatory framework for the telecommunications industry in China. As of the date of this annual report, the telecommunications law has not yet been officially promulgated by the PRC Government. The promulgation of the telecommunications law and other new telecommunications regulations or rules, or future changes thereto, such as enforcement of existing regulations and policies, may materially adversely affect our financial condition, results of operations and growth prospects.

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

Tariffs are the prices we charge our customers for our telecommunications services. We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services, such as mobile services, local and long distance fixed-line telephone services, data services, leased line services and interconnection agreements. In the past, we experienced significant downward adjustments on tariffs of telecommunications services as well as regulatory restrictions that have significant impacts on our tariff setting. For example: (i) in February 2008, the MIIT and the NDRC lowered the regulatory tariff cap for roaming services; and (ii) in 2009, the MIIT and the NDRC required us and other PRC telecommunications operators to offer certain fixed-line local telephone plans that are subject to a tariff cap. Our revenue was adversely affected by these changes. In January 2014, the State Council announced the removal of the MIIT’s approval requirement on the tariff standard of telecommunications services, which may result in further price competition among telecommunication operators.

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government authorities, and the MIIT has the authority to delineate the scope of universal service obligations. The MIIT, together with the finance department and pricing authorities of the State Council, are also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. These rules have not yet been promulgated, and there are currently no specific regulatory requirements relating to the provision of universal services in China.

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

We were incorporated in Hong Kong. The Hong Kong Companies Ordinance (Chapter 662 of the Laws of Hong Kong), or the Companies Ordinance, does not provide for any right for our shareholders, including our significant shareholders, to bring legal action against any other shareholder on our behalf to enforce any claim against such party or parties if we fail to enforce such claim ourselves.

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

In 2008, we experienced severe sleet and snowstorms in southern China and a devastating earthquake in Sichuan province. Those natural disasters resulted in significant and extensive damage to our base stations and network equipment. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past several years and, more recently in 2009, the outbreak of influenza A (H1N1). In 2010, an earthquake registering 7.1 on the Richter scale struck Qinghai Province. In April 2013, another major earthquake registering 7.0 on the Richter scale struck Ya’an region of Sichuan Province. In 2013, certain areas of China suffered from severe floods. We are unable to predict the effect, if any, that any other future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

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

KPMG, our independent registered public accounting firm, relies on the Chinese member firm of the KPMG network for assistance in completing the audit work on us. If a recent initial decision rendered by the SEC Administrative Law Judge against the Chinese member firm of the KPMG network becomes effective, KPMG’s audit work may be delayed and, as a result, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act of 1934, as amended.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including KPMG network, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. The decision is not yet effective and will only become effective when and if the SEC endorses it. Our independent registered public accounting firm currently relies on the Chinese member firm of the KPMG network for assistance in completing the audit work associated with our operations in China. If the decision becomes effective, KPMG’s audit work could be delayed, which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent auditor to replace KPMG. A delinquency in our filings with the SEC may result in NYSE initiating delisting procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospect.

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

We were incorporated under the laws of Hong Kong on February 8, 2000 under the predecessor of the Companies Ordinance as a company limited by shares under the name “China Unicom Limited.” In connection with the telecommunications industry restructuring initiated by the MIIT, the NDRC and the MOF in 2008 as discussed below, we merged with China Netcom and changed our name to “China Unicom (Hong Kong) Limited” with effect from October 15, 2008. Following our merger with China Netcom, we became an operator providing a full range of telecommunications services, including mobile and fixed-line services, in China.

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

Merger with China Netcom and Related Transactions

Merger with China Netcom

On October 15, 2008, following the approval of the merger by our shareholders and the shareholders of China Netcom at shareholders’ meetings held on September 16, 2008 and September 17, 2008, respectively, and the satisfaction of all other conditions, the merger between China Unicom and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the predecessor of the Companies Ordinance became effective. Upon the merger becoming effective, all ordinary shares of China Netcom outstanding at 5:00 p.m., Hong Kong time, on October 14, 2008 and all outstanding options to acquire China Netcom shares granted under the share option scheme of China Netcom were cancelled and new China Netcom shares were issued to us. As a result, China Netcom became our wholly-owned subsidiary and the listings of China Netcom’s ordinary shares and ADSs on the HKSE and the NYSE, respectively, were withdrawn.

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

History and Corporate Development of China Netcom

China Netcom was incorporated in Hong Kong on October 22, 1999, under the predecessor of the Companies Ordinance as a company limited by shares under the name Target Strong Limited. The company changed its name to China Netcom (Hong Kong) Corporation Limited on December 9, 1999, to China Netcom Corporation (Hong Kong) Limited on August 4, 2000, and to China Netcom Group Corporation (Hong Kong) Limited on July 23, 2004 (the last name change in anticipation of its IPO in 2004).

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

In connection with the restructuring of Unicom Group and the acquisitions of Unicom New Century, Unicom New World and Unicom International, we entered into a number of agreements with Unicom Group pursuant to the two-step process described in “A. Development and History of the Company — Two-Step Voting Arrangements” below. These agreements expired on December 31, 2010. On October 29, 2010, CUCL and Unicom Group entered into a new integrated services agreement, or the 2010 integrated services agreement, to provide certain services and facilities to each other for a term of three years commencing on January 1, 2011. The 2010 integrated services agreement expired on December 31, 2013, and was renewed on October 24, 2013 through a new integrated services agreement, or the 2013 integrated services agreement, for a term of three years commencing on January 1, 2014 and expiring on December 31, 2016. See “B. Related Party Transactions” under Item 7 for a detailed description of our agreements with Unicom Group.

Set forth below is our shareholding structure as of April 10, 2014.

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

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous two years and those planned for 2014. We currently do not have any significant divestiture in progress.

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

In 2013, 3G services continued to be the largest driver of our revenue growth. The total number of our 3G subscribers increased by 60.3% from 76.46 million as of December 31, 2012 to 122.60 million as of December 31, 2013, and service revenue from our 3G services increased by 50.2% from RMB59.80 billion in 2012 to RMB89.80 billion in 2013. As a percentage of our total service revenue from mobile services, service revenue from 3G services increased from 47.4% in 2012 to 59.4% in 2013. In addition, our fixed-line broadband services continued to grow. Service revenue from fixed-line broadband services increased by 10.6% compared with 2012, accounting for 53.2% of total service revenue from the fixed-line services. We adjusted the basis for the classification of fixed-line broadband subscribers in 2013 by including Internet leased line users and excluding LAN user account conversion in order to be comparable to our main competitors in China. The number of fixed-line broadband subscribers and amount of service revenue from fixed-line broadband services in 2011 and 2012 was restated on the same basis.

Mobile Services

Our mobile services consist of GSM and 3G mobile services. Our revenue from mobile services, number of mobile services subscribers and usage of mobile services continued to grow in 2013, primarily driven by the growth of our 3G mobile services. Revenue from our mobile services was RMB207.53 billion in 2013, of which, service revenue from our mobile services increased by 19.9% from RMB126.04 billion in 2012 to RMB151.13 billion in 2013, accounting for 60.0% and 63.4% of our total service revenue in 2012 and 2013, respectively.

The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2011	2012	2013
Number of subscribers (in thousands)	199,660	239,312	280,983
Estimated market share in our service areas(1)	20.5%	21.6%	22.8%
Average minutes of usage per subscriber per month (MOU)(2)	303.8	306.4	296.1
Average revenue per subscriber per month (ARPU) (in RMB)(3)	47.3	47.9	48.2

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

Our total number of mobile subscribers increased by 17.4% from 239.31 million as of December 31, 2012 to 280.98 million as of December 31, 2013, which was mainly due to the increase in our 3G subscribers. The MOU of our mobile services decreased from 306.4 minutes in 2012 to 296.1 minutes in 2013. This was mainly due to an increase in 3G subscribers who are users with relatively lower usage of telecommunications services, despite the increase in the subscribers of our 3G services, which has significantly higher MOU than our GSM services. The overall ARPU of our mobile services increased by 0.6% from RMB47.9 in 2012 to RMB48.2 in 2013 despite the ARPU of each of our GSM and 3G services continued to decrease in 2013 compared to 2012. This was mainly due to the continuing change of revenue mix between our GSM services and 3G services. 3G services have a significantly higher ARPU than GSM services. As the service revenue from 3G services increased as a percentage of total service revenue from the mobile services from 47.4% in 2012 to 59.4% in 2013, the overall ARPU of our mobile services increased.

3G Mobile Services

Our 3G mobile services primarily consist of 3G voice services and 3G non-voice services. Our 3G voice services enable our subscribers to make and receive phone calls with a mobile handset at any point within the coverage area of our mobile telecommunications networks. Our 3G non-voice services primarily include wireless Internet, mobile reading, mobile music, “WO App Store” and other wireless information services.

Subscriber.  Our total number of 3G subscribers increased by 60.3% from 76.46 million as of December 31, 2012 to 122.60 million as of December 31, 2013 (which includes 6.53 million wireless data card subscribers). The increase was primarily due to our efforts in developing our 3G services, including expanding and enhancing the sales capabilities of distribution channels, improving 3G tariff package offerings, optimizing 3G contract plans and promoting integrated 2G and 3G services.

MOU and ARPU.  With respect to our 3G mobile services, MOU decreased by 17.5% from 492.3 minutes in 2012 to 406.0 minutes in 2013 and ARPU decreased by 12.8% from RMB86.1 in 2012 to RMB75.1 in 2013. The decrease in our MOU and ARPU is mainly attributed to our business strategy to increase the number of our 3G subscribers, which resulted in an increased proportion of new subscribers who are users with relatively lower usage of telecommunications services and lower contribution to our revenue.

3G Voice Services. The total 3G voice usage increased from 313.1 billion minutes in 2012 to 457.2 billion minutes in 2013, primarily as a result of the increase in our 3G subscribers.

3G Non-Voice Services.  In 2013, the data usage of 3G handset users reached 208.97 billion MB, representing an increase by 122.3% from 93.99 billion MB in 2012, which was largely due to the further promotion of subscribers’ data usage, as well as the increasing exploration of cooperation opportunities with Internet companies. The average data usage per 3G handset user per month was 185.6 MB in 2013. As of December 31, 2013, we had 110 million registered subscribers of “WO App Store” and 25.47 million registered subscribers of mobile music.

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

Subscriber.  Our total number of GSM mobile subscribers decreased by 2.8% from 162.86 million as of December 31, 2012 to 158.38 million as of December 31, 2013. The decrease was primarily attributable to our business strategy to accelerate the migration of our GSM subscribers to our 3G services and the intensified competition among the telecommunications operators in China.

MOU and ARPU.  With respect to our GSM mobile services, MOU decreased by 5.3% from 245.4 minutes in 2012 to 232.3 minutes in 2013, and ARPU decreased by 7.6% from RMB34.2 in 2012 to RMB31.6 in 2013. The decrease in our MOU and ARPU was primarily attributable to (i) the migration of certain mid- and high-end 2G subscribers to 3G network, (ii) the intensified competition among the telecommunications operators in China and (iii) the fact that a significant portion of our new users consists of users from rural areas, many of whom tend to have less usage of telecommunications services and to be more cost-sensitive than users from urban areas.

GSM Voice Services.  The total voice usage of our GSM mobile services decreased by 5.2% from 475.7 billion minutes in 2012 to 450.9 billion minutes in 2013, which was primarily due to the decreases in the total number of our GSM mobile subscribers and the MOU of our GSM mobile services.

GSM Non-Voice Services.  Our GSM mobile Internet subscribers decreased by 24.7% from 75.07 million as of December 31, 2012 to 56.56 million as of December 31, 2013, representing a decrease in the penetration rate from 46.1% to 35.7%. The data usage volume of our GSM subscribers increased by 113.5% from 28.49 billion MB in 2012 to 60.83 billion MB in 2013, which was mainly attributable to our efforts in enhancing GPRS data volume management and bundled sales and marketing. A total of 48.37 billion SMSs were transmitted by our GSM mobile subscribers in 2013, representing a decrease of 21.0% compared to 2012, which was principally due to the migration of certain mid- and high-end GSM subscribers to 3G network, as well as the substitution of mobile Internet applications, such as “QQ”, micro message and micro blog, which were widely accepted, for our SMS service.

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

Our revenue from fixed-line services was RMB86.57 billion in 2013, of which service revenue from our fixed-line services increased by 3.9% from RMB83.21 billion in 2012 to RMB86.49 billion in 2013, accounting for 39.6% and 36.3% of our total service revenue in 2012 and 2013, respectively. In 2013, we achieved stable increase in revenue from our fixed-line services, mainly attributable to the proactive implementation of broadband network upgrades and the promotion of the development of integrated mobile and fixed-line services.

Fixed-Line Broadband Services and Data Communications Services

Fixed-Line Broadband Services

Fixed-line broadband services are one of our emphases as part of our strategy to focus on high growth services and also the foundation for the mobile broadband network and services. The growth in fixed-line broadband services has been driven by the increasing affordability and rising use of personal computers and other Internet access devices, gradual recognition by businesses of the importance of information and the proliferation of content and applications, such as online games and video-on-demand. We are a leading provider of fixed-line broadband services in our fixed-line northern service region and we seek to maintain this leading position by capitalizing on our extensive fixed-line network, large customer base, experienced sales force, established brand and strategy of multi-service bundling.

In 2013, we continued to upgrade our fiber optic transmission network and improved access speed. As of December 31, 2013, our fixed-line broadband subscribers increased by 10.4% to 64.65 million, of which subscribers with 4M-and-above bandwidth accounted for 78.8% of all fixed-line broadband subscribers, representing an increase of 18.3 percentage points from the end of 2012. Through strengthening the marketing of integrated mobile and fixed-line services, we promoted IPTV/Internet TV business, which effectively developed fixed-line broadband subscribers. The total number of our subscribers of fixed-line broadband content and applications reached 20.73 million, accounting for 32.1% of all fixed-line broadband subscribers. Our fixed-line broadband ARPU decreased by 1.6% from RMB62.4 in 2012 to RMB61.4 in 2013, primarily due to intensified competition from other PRC telecommunications operators and broadband network providers. The number of fixed-line broadband subscribers, the amount of service revenue from fixed-line broadband services and the corresponding ARPU in 2011 and 2012 were restated due to the adjustment of the basis for the classification of fixed-line broadband subscribers.

The following table sets forth the information of our fixed-line broadband subscribers as of the dates indicated:

	As of December 31,
	2011	2012	2013
Number of fixed-line broadband subscribers (in thousands)(1)	50,685	58,540	64,647

(1)

We adjusted the basis for the classification of fixed-line broadband subscribers in 2013 by including Internet leased line users and excluding LAN user account conversion in order to be comparable to our main competitors in China. The number of fixed-line broadband subscribers in 2011 and 2012 was restated on the same basis.

Data Communications Services

We are a leading provider of data communications services in our fixed-line northern service region. We offer data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer leased line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators. As of the end of 2013, we have established business cooperation relationships with 574 overseas operators in 250 countries and regions and multinational corporate customers to provide various international data communications products and services, such as international voice and data services. In 2013, we continued to offer full-scale data communications services to international operators and domestic and international corporate customers. We have also improved our capabilities to offer cross-border data communications and integrated information services.

Fixed-line Voice Services

Our fixed-line voice services consist of local voice, domestic long distance, international long distance, interconnection and PHS services. As domestic mobile operators launched service packages at competitive prices, mobile roaming tariffs were lowered, and the migration of voice usage from fixed-line to mobile continued. In 2013, leveraging on our company’s full-service advantage, we enhanced market development in areas of customer premises network, or CPN, and rural markets, as well as strengthened the marketing of integrated services. For example, we actively promoted bundled products and services marketed under the brand “WO Family”. As of December 31, 2013, the number of our “WO Family” subscribers increased by 4.58 million to 19.46 million.

As of December 31, 2013, the number of our fixed-line subscribers (including PHS subscribers) decreased by 4.7% to 87.64 million from 91.96 million as of December 31, 2012. The decrease was primarily due to a decrease in the number of our PHS subscribers and fixed-line telephone service subscribers. The following table sets forth the information of our fixed-line subscribers as of the dates indicated:

	As of December 31,
	2011	2012	2013
	(in thousands)
Number of fixed-line subscribers(1)
Fixed-line telephone service Residential	85,064	86,535	83,764
PHS	7,787	5,422	3,879
Total	92,851	91,957	87,643

(1)

Fixed-line subscribers consist of all fixed-line in service as well as PHS subscribers. We calculate PHS subscribers based on the number of active telephone numbers for our PHS services. In cases where a PHS subscriber uses the same telephone number as an access line in service, the designation as a PHS subscriber or access line in service depends on which service is first activated. We increase our total number of fixed-line subscribers as soon as practicable after activation of the service. We remove a fixed-line subscriber from the total number of fixed-line subscribers as soon as practicable after the fixed-line subscriber deactivates the service voluntarily or three months after the date on which the fixed-line subscriber’s bill becomes overdue.

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

Local Voice Services

As a result of mobile substitution, our fixed-line local voice traffic has continued to decrease in recent years. As fixed-line broadband services further develop, our Internet dial-up usage has also continued to decrease. The following table sets forth information regarding usage of our local voice services for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
Usage of local calls (pulse in millions)(1)
Total usage	125,944	81,820	64,793
Internet dial-up usage	668	324	162
Total usage excluding Internet dial-up usage	125,275	81,496	64,631

(1)	Pulses are the billing units for calculating local telephone usage fees.

Long Distance Voice Services

We offer traditional long distance services and VoIP long distance services. In recent years, due to the general decline of our fixed-line services and competition from software applications that allow users to make long distance calls over the Internet, our long distance services has been adversely affected.

The following table shows the total minutes of domestic long distance calls carried through our long distance networks for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
Total minutes of domestic long distance calls (minutes in millions)(1)
Traditional	14,033	12,170	11,143
VoIP	7,036	5,520	4,447

Total	21,069	17,690	15,590

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our long distance networks.

The following table sets forth certain information related to the usage of our international long distance services for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
International long distance outbound call minutes (minutes in millions)(1)(2)
Traditional	214	282	197
VoIP	270	229	199

Total	484	511	396

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our international long distance networks.

(2)	Includes long distance outbound calls made to Hong Kong, Macau and Taiwan.

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

Roaming

We provide roaming services, which allow our subscribers to access our mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements. As of March 31, 2014, we had roaming arrangements for (i) GSM international voice and SMS services with 575 operators in 250 countries and regions, (ii) GPRS international inbound data services with 492 operators in 206 countries and regions and for international GPRS outbound data services with 444 operators in 189 countries and regions, and (iii) 3G services with 343 WCDMA operators in 133 countries and regions.

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

We have deployed GSM and WCDMA mobile networks. Our GSM mobile network mainly operates at 900 MHz. We have also deployed GSM technology that operates at 1800 MHz in major metropolitan areas to supplement the capacity of our existing mobile network. We use 2x6 MHz of spectrum in the 900 frequency band and 2x20 MHz of spectrum in the 1800 frequency band for our GSM network in most of our service areas. We use 2x15 MHz of spectrum in the 2100 frequency band for our WCDMA mobile network. On December 4, 2013, we were granted the license to operate LTE/4G digital cellular mobile service (TD-LTE) by the MIIT. We have started to deploy TD-LTE networks using 2300-2320 MHz and 2555-2575 MHz of spectrum, with 40 MHz frequency resources in total. The 2300-2320 MHz of spectrum only applies to indoor networks.

As of December 31, 2013, we had approximately 422,000 GSM base stations, representing an increase by 2.7% from December 31, 2012. As of December 31, 2013, our GSM network coverage reached substantially all villages and towns in China, except for certain areas in western China.

We have devoted significant resources in developing our 3G networks and have established one of the biggest WCDMA networks in the world. As of December 31, 2013, we had approximately 407,000 3G base stations, representing an increase of 23.0% from December 31, 2012. As of December 31, 2013, our 3G network coverage reached cities at county level and above throughout China as well as villages and towns in eastern and central China and developed areas of western China. In addition, we have completed the upgrade of our whole 3G networks to HSPA+ (i.e., evolved high-speed packet access) in China, and have also upgraded 3G base stations installed with multi-carrier sectors to DC-HSPA+, which can offer higher downlink speed of 42Mbps.

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

We have integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. In addition, we have fully implemented the upgrade of broadband connection speed and our broadband network capacity was substantially enhanced. By the end of 2013, the number of fixed-line broadband access ports increased by 12.61 million to 119.07 million, up by 11.8% from the end of 2012, of which the number of access ports with FTTH/B accounted for 71% of total broadband access ports. Our international Internet outbound bandwidth reached 960G, our submarine cable capacity reached 2,086G, and our international cross-continental cable capacity reached 2,561G.

Marketing, Sales and Distribution

Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive services platform and nationwide sales and distribution network. We implement our marketing and sales strategies under a single unified brand “WO” and distribute our services through a variety of distribution channels, consisting of (i) self-owned channels, including proprietary sales outlets and direct sales forces targeting retail and corporate customers, (ii) social channels, including cooperative sales outlets, exclusive sales outlets and agency sales outlets, and (iii) electronic distribution channels, including self-owned and third-party channels online e-stores. In recent years, we have continued developing our self-owned sales channels and strategically expanding our social channels. In particular, for our 3G services, in addition to the full use of our self-owned channels, we have also focused on using high-quality social channels, such as large brand name electronics retail chains and electronics outlets in China, to achieve better sales results. Furthermore, we continued promoting and optimizing our nationwide e-sales system, which has effectively supplemented our traditional sales channels and improved our service quality. Meanwhile, we commenced 4G promotion at year-end 2013, so as to further enhance “WO” brand value and corporate brand value.

Customer Service

We provide customer services through our nationwide sales outlets, hotline number “10010”, VIP hotline number “10018”, online sales outlets, handset online stores, SMSs, official micro blog and other channels. Our customer services typically include inquiries, service initiation and termination, sales and response to customer complaints and suggestions. Since 2009, we have provided 3G-dedicated customer service and have established over 300 “WO” brand stores to enhance our customers’ experience. In recent years, we continued to improve our customer service quality and created “3G Customer Service Centers + VIP Customer Managers”, a 3G-dedicated customer service model for our 3G subscribers. In 2013, we initiated the “Smart Customer Care Project”, and began to take broadband service pre-orders through “10010” Hotline.

Information Systems

We have established multiple information technology support systems at the headquarters level and comprehensive information systems in each province, autonomous region and municipality to support our business and management. For business support, we have established core systems composed of a customer relationship management system and a comprehensive billing and accounting system to support our business operations. In addition, we have established integrated systems, such as integrated ECS, integrated electronic sales management system featuring full services, integrated business support system for corporate group customers, integrated channels management system, integrated account settlement system and integrated partnership management system to achieve integrated and centralized management of our businesses and enhance our sales and services capabilities through electronic channels. For our management support, we focused on the construction and optimization of a comprehensive enterprise resource planning system to optimize our resource allocations and enhance our operational efficiency. For our internal data service capabilities, we have established an integrated data analysis system and launched the construction of a large data platform to support our appraisal management and operational analysis with data. For the application of new technologies, we have launched the construction of our private “cloud” and tried to enhance the performance of the systems with new technologies to lower the overall cost of information technology.

Research and Development

We focus on technology innovation in coordination with our various business departments in order to provide technical support to the development of our various businesses. Our research and development activities are focused primarily on 3G and 4G technologies and their further development, cloud computing, big data, Internet of things, intelligent channels, SDN, next generation Internet technologies and businesses, operational planning and development of value-added services. In addition, part of our research and development requirements is fulfilled by our parent company, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below. With respect to research and development for our fixed-line broadband services, we mainly rely on Unicom Group’s National Laboratory of Next Generation Network in Broadband Application, which is China’s first national level engineering laboratory in the information and telecommunications industry, focusing on the research of next generation Internet IPv6, Triple-Play and 3G operating and supporting systems. We also participate in the national research project on LTE, closely follow the development of LTE technologies and standards, carry out LTE technology related researches and experiments and engage in the formulation of LTE enterprise standards. In 2013, we completed the lab test and outdoor experiment of 4G LTE network and terminals. We have applied for a number of patents and software copyrights in China.

Competition

As a result of the telecommunications industry restructuring in 2008, the Chinese telecommunications market now has three key providers of basic telecommunications service — China Telecom, China Mobile and us — in addition to thousands of value-added service providers and other companies that provide telecommunications or related services. We compete with China Mobile and China Telecom in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services. We believe that the telecommunications industry restructuring in 2008 has provided an opportunity for us to integrate our various resources with those of China Netcom to create business synergies for the post-merger Unicom. However, we also believe that the restructuring may cause the competition in the telecommunications industry in China to be more intensified and complex in the future. In particular, as 3G services in China has experienced rapid growth since 2009 and has become a main growth driver for us and our major competitors, the competition in 3G services has intensified in recent years. In addition, as Unicom Group, China Mobile and China Telecom have been granted the license to operate LTE/4G digital cellular mobile service (TD-LTE) by the PRC Government in December 2013, we are also expected to face intensive competition in the next generation telecommunications services when the relevant technologies become mature and commercialized. In addition, the PRC Government recently published a series of regulations to encourage non-State-owned companies to enter PRC telecommunications industry, including the proposals to permit companies engaged in the resale of mobile communications services to acquire mobile communications services from China Mobile, China Telecom or us and repackaging and rebranding such services for resale to end users, and we may face competition from these non-State-owned companies. We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. See “D. Risk Factors — Risks Relating to Our Business — We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially adversely affect our financial condition, results of operations and growth prospects.” and “D. Risk Factors — Risks Relating to Our Business — Competition from foreign-invested operators may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition, results of operations and growth prospects.” under Item 3, respectively.

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

Spectrum and Network Number Resources

The MIIT is responsible for the management of the wireless radio frequency spectrum and the allocation of frequencies within the spectrum. The frequency assigned to a telecommunications operator may not be leased or transferred without the MIIT’s approval. Standard fees for usage of the frequencies assigned to cellular telecommunications are charged to telecommunications operators: (i) for the nationwide GSM network frequency, an annual rate of RMB17 million per MHz is charged for the 900 MHz band and an annual rate of RMB14 million per MHz is charged for the 1800 MHz band; (ii) for the nationwide WCDMA network frequency, a standard fee at an annual rate of RMB3.75 million per MHz in 2011, RMB7.5 million per MHz in 2012, RMB11.25 million MHz in 2013 and RMB15 million per MHz in 2014 and onwards will be charged for the 2100 MHz band; (iii) for any local telecommunications network frequency, an annual rate of RMB1.7 million per MHz is charged for each province for the 900 MHz band, an annual rate of RMB1.4 million per MHz is charged for each province for the 1800 MHz band and an annual rate of RMB1.5 million will be charged for each province for the 2100 MHz band. The standard tariffs for TD-LTE network frequency have not been announced by the PRC Government.

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

In January 2014, the State Council announced the removal of the MIIT’s approval requirement on the tariff standard of telecommunications services. Furthermore, in November 2013, the MIIT and the NDRC issued “The Notice on the Implementation of Market-Based Tariffs for Mobile Telecommunications Resale Business during the Trial Period”, according to which licensed mobile telecommunications resale business may purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. In addition, during the trial period, market-based tariffs apply to local service, long distance service, roaming service, SMS, MMS and data service of licensed mobile telecommunications resale business and the restrictions on differentiated tariffs for customers within and outside networks of licensed mobile telecommunications resale business are removed.

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

	Post-paid Services	Pre-paid Services
	(RMB)	(RMB)
Basic monthly fee	45-50	0
Local usage charge (per minute)	0.36-0.40	0.54-0.6
Domestic roaming charge (per minute)	0.6 for caller 0.4 for receiver	0.6 for caller 0.4 for receiver

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

(2) Mobile operator A pays RMB0.06 per minute to mobile operator B. For calls originated from a mobile user of China Telecom or Unicom to a mobile user of China Mobile (not including “157” or “188” prefix phone numbers (TD users)) during the period from January 1, 2014, Mobile operator A (China Telecom or Unicom) pays RMB0.04 per minute to mobile operator B (China Mobile). For calls originated from “157” or “188” prefix phone numbers (TD users) during the period from January 1, 2010, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B (China Telecom or Unicom).

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

(2) Operator A pays RMB0.01 (RMB0.03 during the period from January 1, 2010 to December 31, 2013; RMB0.05 prior to January 1, 2010) per SMS to Operator B

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for MMS:

Network from Which MMS Originated	Network at Which MMS Terminated	Current Main Settlement Arrangement
Mobile operator A	Mobile operator B

(1) Operator A collects the tariff from its subscribers;

(2) Operator A pays RMB0.05 (RMB0.10 during the period from January 1, 2010 to December 31, 2013; RMB0.15 prior to January 1, 2010) per MMS to Operator B

Technical Standards

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

Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit non-State-owned companies to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. The trial period is expected to end on December 31, 2015, subject to further adjustment by the MIIT.

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

We are incorporated in Hong Kong and as of April 10, 2014, we were 40.89% owned by Unicom BVI, which was 17.90% owned by Unicom Group and 82.10% owned by the A Share Company, which in turn was 63.09% owned by Unicom Group, 33.98% owned by Unicom Group BVI, which in turn was 100% owned by Unicom Group, 20.12% owned by public shareholders and 5.01% owned by Telefónica. See “A. History and Development of the Company” above. Set forth below are details of our wholly owned significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
Unicom Vsens Telecommunications Company Limited	China	100%
Unicom New Horizon Telecommunications Corporation Limited	China	100%
China Unicom (Hong Kong) Operations Limited	Hong Kong	100%
China Unicom (Americas) Operations Limited	United States	100%
China Unicom (Singapore) Operations Pte. Ltd.	Singapore	100%
China Unicom (Europe) Operations Limited	United Kingdom	100%
China Unicom (Japan) Operations Corporation	Japan	100%
Billion Express Investments Limited	British Virgin Islands	100%
China Unicom (South Africa) Operations (Pty) Limited	South Africa	100%
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar	100%

D.	Properties

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

The table below sets forth revenue from our major services and their respective percentage of our total revenue in 2011, 2012 and 2013 (excluding fixed-line upfront connection fees of RMB15 million in 2011).

	For the Year Ended December 31,
	2011		2012		2013
	RMB in millions	As % of Total	RMB in millions	As % of Total	RMB in millions	As % of Total

Total revenue (excluding fixed-line upfront connection fees)(1)	209,152	100.0	248,926	100.0	295,038	100.0
Total service revenue (excluding fixed-line upfront connection fees) (1)	185,870	88.9	210,127	84.4	238,567	80.9
Include: Mobile services	103,307	49.4	126,036	50.6	151,133	51.2
Fixed-line services	81,627	39.0	83,213	33.4	86,487	29.3
Out of which:
Broadband service (2)	36,828	17.6	41,570	16.7	45,991	15.6
Total sales of telecommunications products	23,282	11.1	38,799	15.6	56,471	19.1

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

(2)

We adjusted the basis for the classification of fixed-line broadband subscribers in 2013 by including Internet leased line users and excluding LAN user account conversion in order to be comparable to our main competitors in China. The amount of service revenue from fixed-line broadband services in 2011 and 2012 was restated on the same basis.

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

•

revenue for offerings which include the bundled sale of mobile handsets and provision of services. The total contract consideration of such bundled sale is allocated to service revenue and sales of handsets based on their relative fair values. We recognize revenue allocated to the sale of handset when the title of the handset is passed to the customer and recognize revenue allocated to the service element based upon the actual usage of telecommunications services. The cost of the mobile handset sold is expensed immediately to the statement of income;

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

The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2011, 2012 and 2013 (excluding fixed-line upfront connection fees of RMB15 million in 2011).

	For the Year Ended December 31,
	2011		2012		2013
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total

Total revenue (excluding fixed-line upfront connection fees)(1)	209,152	100.0	248,926	100.0	295,038	100.0
Costs, expenses and others	203,569	97.3	239,405	96.2	281,324	95.4
Interconnection charges	16,380	7.8	18,681	7.5	20,208	6.8
Depreciation and amortization	58,021	27.7	61,057	24.5	68,196	23.1
Network, operation and support expenses	29,449	14.1	32,516	13.1	33,704	11.4
Employee benefit expenses	26,601	12.7	28,778	11.6	31,783	10.8
Selling and marketing	28,750	13.8	35,037	14.1	42,991	14.6
General, administrative and other expenses	14,836	7.1	16,215	6.5	18,973	6.4
Cost of telecommunications products sold	29,739	14.2	45,040	18.1	63,416	21.5
Finance costs, net of interest income	1,244	0.6	3,424	1.4	2,940	1.0
Other income-net	(1,451)	(0.7)	(1,343)	(0.5)	(887)	(0.3)

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

Our major costs and expenses include the following:

•	interconnection expenses, representing amounts paid to other operators for calls from our networks to their networks and for calls made by our subscribers roaming in their networks;

•	depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets;

•	network, operation and support expenses, mainly relating to repair, maintenance and operations of our networks;

•	leasing fee for telecommunications networks in southern China;

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

•

Interconnection fees, which represent revenue received or receivables from other domestic and foreign telecommunications operators for the use of our telecommunications network, are recognized when service is rendered;

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

•

For offerings of preferential packages to the customers, which include the bundled sale of mobile handsets and provision of services, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of telecommunications services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition; and

•

Revenue from information communications technology services is recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided will be recoverable, services revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; or (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and services revenue should not be recognized.

Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.

Dividend income

Dividend income is recognized when the right to receive payment is established.

Deferred Revenue, Advances from Customers and Subscriber Points Reward Program

Deferred revenue

Deferred revenue mainly represents upfront non-refundable fees, including installation fees of fixed-line business, which are deferred and recognized over the expected customer service period. Deferred revenue expected to be recognized in one year or less is classified as current liabilities. If not, they are presented as non-current liabilities.

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

Critical Accounting Estimates and Judgments

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

Impairment of Non-Financial Assets

We test whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.11 to the audited consolidated financial statements contained elsewhere in this annual report on Form 20-F. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and our results would be significantly affected. Such impairment losses are recognized in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2011, 2012 and 2013.

Write-Down of Inventories

The net realizable value of inventories is under management’s regular review, and as a result, write-down of inventories is recognized for the excess of inventories’ carrying amounts over their net realizable value. When making estimates of net realizable value, we take into consideration the use of inventories held on hand and other information available to form the underlying assumptions, including the inventories’ market prices and our historical operating costs. The actual selling price of inventories, the costs of completion and the costs necessary to make the sale and relevant taxes may vary based on the changes in market conditions and product salability, manufacturing technology and the actual use of inventories, resulting in the changes in write-down of inventories. The net profit or loss may then be affected in the period when the write-down of inventories is adjusted.

Provision for Doubtful Debts

Management estimates a provision for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, additional provisions may be required.

Subscriber Points Reward Program

The fair value of subscriber points reward is estimated based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date, and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.

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

For temporary differences which give rise to deferred tax assets, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, changes in fair value on financial assets through other comprehensive income and provision for doubtful debts. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to approximately RMB6,734 million as of December 31, 2013 (2012: approximately RMB6,534 million). Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

Recently Issued International Financial Reporting Standards/Hong Kong Financial Reporting Standards

The IASB has issued a number of new and revised IFRSs and interpretations that are first effective for the current accounting period commencing January 1, 2013 or are available for early adoption. The equivalent new and revised HKFRSs and interpretations consequently issued by the HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs. See Note 2.2(e) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Up to the date of issue of our 2013 financial statements, the following new standard and amendment or revision to existing standard has been issued but not yet effective for the annual accounting period ended December 31, 2013 and has not been adopted by us:

Effective for annual accounting period beginning on or after
Amendments to IFRS/HKFRS 10, IFRS/HKFRS 12 and IAS/HKAS 27, “Investment entities”	January 1, 2014
Amendments to IAS/HKAS 36, “Recoverable amount disclosures for non-financial assets”	January 1, 2014
Amendments to IAS/HKAS 32, “Financial instruments: Presentation – Offsetting financial assets and financial liabilities”	January 1, 2014
IFRIC/HK(IFRIC) 21, “Levies”	January 1, 2014

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

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue

In 2013, we continued to actively develop full-service operation with a focus on 3G mobile services and fixed-line broadband services. Revenue for 2013 was RMB295.04 billion, representing an increase of 18.5% from RMB248.93 billion for 2012, of which our service revenue was RMB238.57 billion in 2013, representing an increase of 13.5% from 2012.

Mobile Services Revenue

Revenue from our mobile services increased by 26.0% from RMB164.77 billion in 2012 to RMB207.53 billion in 2013. Of the revenue from our mobile services in 2012 and 2013, RMB126.04 billion and RMB151.13 billion, respectively, was from service revenue. Service revenue from our mobile services as a percentage of our total service revenue increased from 60.0% in 2012 to 63.4% in 2013. The growth in revenue from our mobile services was primarily driven by the growth of our 3G services in terms of number of subscribers. Our overall ARPU also increased in 2013 compared to 2012, primarily due to the change in revenue mix between our GSM services and 3G services, partially offset by the decrease in ARPU for each of GSM services and 3G services. 3G services have a significantly higher ARPU than GSM services. As the revenue from 3G services increased as a percentage of total service revenue from mobile services, from 47.4% in 2012 to 59.4% in 2013, the overall ARPU for our mobile subscribers increased from RMB47.9 in 2012 to RMB48.2 in 2013.

The total number of our mobile subscribers was 280.98 million as of December 31, 2013, with a net addition of 41.67 million subscribers (including a net addition of 46.14 million 3G subscribers) from the end of 2012. ARPU of our 3G services was RMB75.1 in 2013, representing a decrease of 12.8% from RMB86.1 in 2012, primarily due to our business strategy to increase the number of our 3G subscribers, which resulted in an increased proportion of new subscribers who are users with relatively lower usage of telecommunications. ARPU of our GSM mobile services was RMB31.6 in 2013, representing a decrease of 7.6% from RMB34.2 in 2012, primarily due to (i) the migration of certain mid- and high-end 2G subscribers to 3G network, (ii) the intensified competition among the telecommunications operators in China and (iii) the fact that a significant portion of our new users consists of users from rural areas, many of whom tend to have less usage of telecommunications services and to be more cost-sensitive than users from urban areas.

The table below sets forth the revenue composition of our mobile services and each revenue item’s respective share of total revenue for the years ended December 31, 2012 and 2013.

	2012		2013
	RMB in millions	As % of total	RMB in millions	As % of total
Total revenue from mobile services	164,771	100.0	207,526	100.0
Service revenue	126,036	76.5	151,133	72.8
Usage fees and monthly fees	61,019	37.0	68,626	33.1
Value-added services revenue	52,102	31.6	67,975	32.8
Interconnection fees	12,469	7.6	13,635	6.6
Other service revenue	446	0.3	897	0.4
Sales of mobile telecommunications products	38,735	23.5	56,393	27.2

Usage Fees and Monthly Fees. Primarily as a result of an increase in mobile subscribers, usage fees and monthly fees for our mobile services were RMB68.63 billion in 2013, representing an increase of 12.5% from RMB61.02 billion in 2012.

Value-Added Services Revenue. Value-added services revenue consists primarily of revenue from our 3G value-added services and GSM value-added services. Due to our active promotion of mobile data services of our 3G services as well as the increase in the number of our mobile subscribers, revenue from our mobile value-added services was RMB67.98 billion in 2013, representing an increase of 30.5% from RMB52.10 billion in 2012. As a percentage of total mobile revenue, revenue from our mobile value-added services increased from 31.6% in 2012 to 32.8% in 2013. Of the total revenue from mobile value-added services, revenue from mobile Internet services increased by 53.2% from RMB25.03 billion in 2012 to RMB38.35 billion in 2013, revenue from our SMS services decreased by 6.3% from RMB8.22 billion in 2012 to RMB7.71 billion in 2013, and revenue from “Cool Ringtone” services decreased by 7.6% from RMB3.02 billion in 2012 to RMB2.79 billion in 2013.

Interconnection Fees. Our interconnection fees increased by 9.4% from RMB12.47 billion in 2012 to RMB13.64 billion in 2013, and represented 6.6% of total mobile revenue in 2013 as compared with 7.6% in 2012. The increase in our interconnection fees was primarily as a result of the increased total usage of our mobile services, which was mainly driven by the increased total number of our mobile subscribers.

Sales of Telecommunications Products. Revenue from our sale of mobile telecommunications products increased from RMB38.74 billion in 2012 to RMB56.39 billion in 2013, mainly due to our continuing efforts in promoting a broad range of new bundled packages of mid- to high-end 3G handsets and 3G services in 2013.

Fixed-Line Services Revenue

In 2013, we continued to develop our fixed-line broadband services and promoted our mobile and fixed-line bundled services. The trend of mobile substitution continued to have a negative impact on the revenue from our fixed-line voice services. Our revenue from fixed-line services increased by 4.0% from RMB83.28 billion in 2012 to RMB86.57 billion in 2013, of which service revenue increased by 3.9% from RMB83.21 billion in 2012 to RMB86.49 billion in 2013. See “D. Risk Factors — The industry trends of mobile service substitution and mobile service migration from old generations to new generations may continue to have a material adverse effect on our fixed-line local telephone services and mobile services, which may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.

The table below sets forth the revenue composition of our fixed-line services and each revenue item’s respective share of total revenue from our fixed-line services for the years ended December 31, 2012 and 2013.

	For the Year Ended December 31,
	2012		2013
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line services	83,277	100.0	86,565	100.0
Service revenue	83,213	99.9	86,487	99.9
Usage fee and monthly fee	20,151	24.2	17,698	20.4
Broadband, data and other Internet-related services revenue(1)	43,132	51.8	48,278	55.8
Interconnection fees	4,224	5.1	4,146	4.8
Value-added services revenue	4,367	5.2	3,996	4.6
Leased line income	8,086	9.7	8,389	9.7
Information communication technology services revenue	2,240	2.7	2,991	3.5
Other service revenue	1,013	1.2	989	1.1
Sales of fixed-line telecommunications products	64	0.1	78	0.1

(1)

We adjusted the basis for the classification of fixed-line broadband subscribers in 2013 by including Internet leased line users and excluding LAN user account conversion in order to be comparable to our main competitors in China. The amount of service revenue from fixed-line broadband services in 2012 was restated on the same basis.

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

In 2013, we experienced continuing decline in the number of fixed-line local telephone subscribers and revenue due to the continuing effect of mobile substitution. Our local telephone subscribers decreased in 2013 by 4.7% from 91.96 million at the end of 2012 to 87.64 million at the end of 2013. ARPU of the local telephone services decreased by 9.3% from RMB22.6 in 2012 to RMB20.5 in 2013. Total usage of local calls decreased by 20.7% from 2012 to 64.63 billion pulses in 2013 (excluding Internet dial-up usage) and total usage of long distance calls decreased by 12.1% from 18.20 billion minutes in 2012 to 15.99 billion minutes in 2013. As a result, revenue from our usage fees and monthly fees in 2013 decreased by 12.2% from RMB20.15 billion in 2012 to RMB17.70 billion in 2013.

Broadband, Data and Other Internet-related Services Revenue.  Revenue from our broadband, data and other Internet-related services include revenue generated from DSL, LAN, and broadband-related value-added services, fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services and revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from our broadband, data and other Internet-related services increased by 11.9% from RMB43.13 billion in 2012 to RMB48.28 billion in 2013, primarily as a result of the increase in revenue from fixed-line broadband services.

In light of the continuing effect of mobile substitution, fixed-line broadband service has become the main growth driver of our revenue from fixed-line services. In 2013, our fixed-line broadband services continued to maintain growth as a result of our efforts in improving broadband access speed, adopting multi-service bundling strategy, enriching application contents and implementing diversified sales strategies. The number of our fixed-line broadband subscribers increased by 10.4% from 58.54 million in 2012 to 64.65 million in 2013. ARPU of our fixed-line broadband services decreased by 1.6% from RMB62.4 in 2012 to RMB61.4 in 2013. Revenue from our fixed-line broadband services increased by 10.6% from RMB41.57 billion in 2012 to RMB45.99 billion in 2013, and as a percentage of the total fixed-line revenue increased from 49.9% in 2012 to 53.1% in 2013. Revenue from our data and other Internet-related services increased by 46.8% from RMB1.56 billion in 2012 to RMB2.29 billion in 2013.

Interconnection Fees.    Our interconnection fees consist of interconnection fees charged to other domestic telecommunications operators, principally China Mobile and China Telecom, for both local and long distance calls. Our interconnection fees decreased by 1.8% from RMB4.22 billion in 2012 to RMB4.15 billion in 2013. The decrease in interconnection revenue was mainly due to a decrease in voice traffic from other telecommunications operators as a result of the mobile substitution effect.

Value-Added Services Revenue.  Revenue from our value-added services consists of fees that we charge our customers for the provision of caller identification, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenue from our value-added services decreased by 8.5% from RMB4.37 billion in 2012 to RMB4.00 billion in 2013, mainly due to the decrease in the usage of our caller identification, Personalized Ring, and PHS SMS services as a result of the reduction of our fixed-line telephone subscribers, including PHS subscribers.

Leased Line Income.  Our leased line income consists of fees that we receive from our government, corporate and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Our leased line income increased by 3.7% from RMB8.09 billion in 2012 to RMB8.39 billion in 2013, which was primarily due to the increased demand of leased line services from our local government and corporate customers.

Information Communication Technology Services Revenue.    Information communication technology services revenue increased by 33.5% from RMB2.24 billion in 2012 to RMB2.99 billion in 2013, mainly as a result of our new system integration projects in 2013 for government and large corporate customers.

Other Service Revenue.  Other service revenue mainly consists of miscellaneous revenue items. Other service revenue decreased by 2.4% from RMB1.01 billion in 2012 to RMB0.99 billion in 2013.

Sales of Telecommunications Products. Revenue from our sales of fixed-line telecommunications products increased by 21.9% from RMB64 million in 2012 to RMB78 million in 2013, mainly due to the increase in sales of telecommunications terminal products such as telephone sets associated with local voice services in 2013.

Costs, Expenses and Others

Total costs, expenses and others in 2013 were RMB281.32 billion, representing an increase of 17.5% from RMB239.41 billion in 2012.

The table below sets forth the major items of costs, expenses and others and their respective percentage of the total telecommunications services revenue for the years 2012 and 2013:

	For the Year Ended December 31,
	2012		2013
	RMB in millions	% of Total	RMB in millions	% of Total
Total telecommunications services revenue	210,127	100.0	238,567	100.0
Costs, expenses and others	239,405	113.9	281,324	117.9
Interconnection charges	18,681	8.9	20,208	8.5
Depreciation and amortization	61,057	29.1	68,196	28.6
Network, operation and support expenses	32,516	15.5	33,704	14.1
Employee benefit expenses	28,778	13.7	31,783	13.3
Selling and marketing	35,037	16.7	42,991	18.0
General, administrative and other expenses	16,215	7.7	18,973	8.0
Cost of telecommunications products sold	45,040	21.4	63,416	26.6
Finance costs, net of interest income	3,424	1.6	2,940	1.2
Other income-net	(1,343)	(0.6)	(887)	(0.4)

Interconnection Charges. Interconnection charges were RMB20.21 billion in 2013, up by 8.2% from 2012, primarily due to an increase in interconnection traffic volume resulting from the increase in the number of our subscribers. Interconnection charges as a percentage of telecommunications service revenue decreased from 8.9% in 2012 to 8.5% in 2013.

Depreciation and Amortization. Our depreciation and amortization expenses were RMB68.20 billion in 2013, up by 11.7% from 2012. The increase was primarily due to the increase in our capital expenditures in connection with the expansion of our 3G and fixed-line broadband network coverage and improvement of our network quality in 2013. These capital expenditures increased the relevant fixed assets that are subject to depreciation. As a percentage of telecommunications service revenue, our depreciation and amortization expenses decreased from 29.1% in 2012 to 28.6% in 2013.

Network, Operation and Support Expenses.  Due to various factors, including the expansion of networks, facilities and base stations and the increases in utilities charges and rental expenses, we incurred network, operation and support expenses of RMB33.70 billion in 2013, up by 3.7% from 2012. Network, operation and support expenses, as a percentage of telecommunications service revenue, decreased from 15.5% in 2012 to 14.1% in 2013. As a result of a decrease in the lease of underlying telecommunications networks from other telecommunications operators, the related line leasing fees was RMB2.39 billion, down by 50.2% from 2012.

Employee Benefit Expenses. Due to the increases in salaries and wages as well as contributions to defined contribution pension schemes, medical insurance and housing benefits, our employee benefit expenses increased by 10.4% from RMB28.78 billion in 2012 to RMB31.78 billion in 2013, and as a percentage of telecommunications service revenue, decreased from 13.7% in 2012 to 13.3% in 2013.

Selling and Marketing Expenses. Primarily due to the increased promotion of our key services such as 3G and fixed-line broadband services, and the increased costs of customer retention and channel subsidies, our selling and marketing expenses were RMB42.99 billion in 2013, up by 22.7% from 2012, and as a percentage of telecommunications service revenue, increased from 16.7% in 2012 to 18.0% in 2013.

General, Administrative and Other Expenses.    Our general, administrative and other expenses were RMB18.97 billion in 2013, up by 17.0% from 2012, and as a percentage of telecommunications service revenue, slightly increased from 7.7% in 2012 to 8.0% in 2013.

Cost of Telecommunications Products Sold.  In 2013, we continued to proactively promote 3G handsets subsidy policies and launched a number of newly defined 3G handsets models. As a result, the cost of telecommunications products sold amounted to RMB63.42 billion, up by 40.8% from 2012. Correspondingly, revenue from sale of telecommunications products in 2013 amounted to RMB56.47 billion, up by 45.5% from 2012.

Finance Costs, Net of Interest Income.  Our finance costs, net of interest income, decreased from RMB3.42 billion in 2012 to RMB2.94 billion in 2013, which was primarily due to an increase in interest expense, which was partially offset by an increase in foreign exchange gains.

Other Income-Net.    In 2013, other income-net was RMB0.89 billion, down by 34.0% from 2012. The decrease was primarily as a result of a decrease in dividend income received from our investment in Telefónica and others.

Income Before Income Tax

In 2013, our income before income tax was RMB13.71 billion, up by 44.0% from 2012, mainly due to the rapid development of business volume and revenue growth.

Income Tax

Our income tax was RMB3.31 billion in 2013, up by 36.3% from 2012, and our effective tax rate in 2013 was 24.1%, down by 1.4 percentage point from 2012. The increase in our income tax was largely due to the increase in our income before income tax.

Net Income for the Year

In 2013, our net income reached RMB10.41 billion, up by 46.7% from 2012. Our basic earnings per share was RMB0.44 in 2013, up by 46.2% from 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue

In 2012, we continued to actively develop full-service operation with a focus on 3G mobile services and fixed-line broadband services. Revenue for 2012 was RMB248.93 billion, representing an increase of 19.0% from RMB209.15 billion for 2011(excluding fixed-line upfront connection fees of RMB15 million in 2011), of which our service revenue was RMB210.13 billion in 2012, representing an increase of 13.1% from 2011.

Mobile Services Revenue

Revenue from our mobile services increased by 30.2% from RMB126.53 billion in 2011 to RMB164.77 billion in 2012. Of the revenue from our mobile services in 2011 and 2012, RMB103.31 billion and RMB126.04 billion, respectively, was from service revenue. Service revenue from our mobile services as a percentage of our total service revenue (excluding fixed-line upfront connection fees of RMB15 million in 2011) increased from 55.6% in 2011 to 60.0% in 2012. The growth in revenue from our mobile services was primarily driven by the growth of our 3G services in terms of number of subscribers. Our overall ARPU also increased in 2012 compared to 2011, primarily due to the change in revenue mix between our GSM services and 3G services, partially offset by the decrease in ARPU for each of GSM services and 3G services. 3G services have a significantly higher ARPU than GSM services. As the revenue from 3G services increased as a percentage of total service revenue from mobile services from 31.7% in 2011 to 47.4% in 2012, the overall ARPU for our mobile subscribers increased from RMB47.3 in 2011 to RMB47.9 in 2012.

The total number of our mobile subscribers was 239.31 million as of December 31, 2012, with a net addition of 39.65 million subscribers (including a net addition of 36.43 million 3G subscribers) from the end of 2011. ARPU of our 3G services was RMB86.1 in 2012, representing a decrease of 21.7% from RMB110.0 in 2011, primarily due to our business strategy to increase the number of our subscribers, which resulted in an increased proportion of new subscribers who are users with relatively lower usage of telecommunications. ARPU of our GSM mobile services was RMB34.2 in 2012, representing a decrease of 8.6% from RMB37.4 in 2011, primarily due to (i) the migration of certain mid- and high-end 2G subscribers to 3G network, (ii) the intensified competition among the telecommunications operators in China and (iii) the fact that a significant portion of our new users consists of users from rural areas, many of whom tend to have less usage of telecommunications services and to be more cost-sensitive than users from urban areas.

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

Fixed-Line Services Revenue

In 2012, we continued to develop our fixed-line broadband services and promoted our mobile and fixed-line bundled services. The trend of mobile substitution continued to have a negative impact on the revenue from our fixed-line voice services. Excluding fixed-line upfront connection fees of RMB15 million in 2011, our revenue from fixed-line services would have increased by 1.9% from RMB81.69 billion in 2011 to RMB83.28 billion in 2012, of which service revenue would have increased by 1.9% from RMB81.63 billion in 2011 to RMB83.21 billion in 2012. See “D. Risk Factors — The industry trends of mobile service substitution and mobile service migration from old generations to new generations may continue to have a material adverse effect on our fixed-line local telephone services and mobile services, which may materially adversely affect our financial condition, results of operations and growth prospects” under Item 3.

The table below sets forth the revenue composition of our fixed-line services and each revenue item’s respective share of total revenue from our fixed-line services for the years ended December 31, 2011 and 2012.

	For the Year Ended December 31,
	2011		2012
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line services(1)	81,690	100.0	83,277	100.0
Service revenue(1)	81,627	99.9	83,213	99.9
Usage fee and monthly fee	24,116	29.5	20,151	24.2
Broadband, data and other Internet-related services revenue (2)	38,500	47.1	43,132	51.8
Interconnection fees	4,579	5.6	4,224	5.1
Value-added services revenue	4,562	5.6	4,367	5.2
Leased line income	6,859	8.4	8,086	9.7
Information communication technology services revenue	1,634	2.0	2,240	2.7
Other service revenue	1,377	1.7	1,013	1.2
Sales of fixed-line telecommunications products	63	0.1	64	0.1

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

(2)

We adjusted the basis for the classification of fixed-line broadband subscribers in 2013 by including Internet leased line users and excluding LAN user account conversion in order to be comparable to our main competitors in China. The amount of service revenue from fixed-line broadband services in 2012 was restated on the same basis.

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

In light of the continuing effect of mobile substitution, fixed-line broadband service has become the main growth driver of our revenue from fixed-line services. In 2012, our fixed-line broadband services continued to maintain a growth as a result of our efforts in improving broadband access speed, adopting multi-service bundling strategy, enriching application contents and implementing diversified sales strategies. The number of our fixed-line broadband subscribers increased by 15.5% from 50.69 million in 2011 to 58.54 million in 2012. ARPU of our fixed-line broadband services decreased by 3.9% from RMB65.0 in 2011 to RMB62.4 in 2012. Revenue from our fixed-line broadband service increased by 12.9% from RMB36.83 billion in 2011 to RMB41.57 billion in 2012, and as a percentage of the total fixed-line revenue increased from 45.1% in 2011 to 49.9% in 2012. Revenue from our data and other Internet-related services decreased by 6.6% from RMB1.67 billion in 2011 to RMB1.56 billion in 2012.

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

Costs, Expenses and Others

Total costs, expenses and others in 2012 were RMB239.41 billion, representing an increase of 17.6% from RMB203.57 billion in 2011.

The table below sets forth the major items of costs, expenses and others and their respective percentage of the total telecommunications services revenue for the years 2011 and 2012:

	For the Year Ended December 31,
	2011		2012
	RMB in millions	% of Total	RMB in millions	% of Total
Total telecommunications services revenue(1)	185,870	100.0	210,127	100.0
Costs, expenses and others	203,569	109.5	239,405	113.9
Interconnection charges	16,380	8.8	18,681	8.9
Depreciation and amortization	58,021	31.2	61,057	29.1
Network, operation and support expenses	29,449	15.8	32,516	15.5
Employee benefit expenses	26,601	14.3	28,778	13.7
Selling and marketing	28,750	15.5	35,037	16.7
General, administrative and other expenses	14,836	8.0	16,215	7.7
Cost of telecommunications products sold	29,739	16.0	45,040	21.4
Finance costs, net of interest income	1,244	0.7	3,424	1.6
Other income-net	(1,451)	(0.8)	(1,343)	(0.6)

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

Network, Operation and Support Expenses.  Due to various factors, including the expansion of networks, facilities and base stations and the increases in utilities charges and rental expenses, we incurred network, operation and support expenses of RMB32.52 billion in 2012, up by 10.4% from 2011. Network, operation and support expenses, as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees in 2011), decreased from 15.8% in 2011 to 15.5% in 2012. As a result of an increase in the lease of underlying telecommunications networks from other telecommunications operators, the related line leasing fees was RMB4.80 billion, up by 15.4% from 2011.

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

General, Administrative and Other Expenses.  Our general, administrative and other expenses was RMB16.22 billion in 2012, up by 9.1% compared with last year, and as a percentage of telecommunications service revenue (excluding fixed-line upfront connection fees in 2011), slightly decreased from 8.0% in 2011 to 7.7% in 2012.

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

Finance Costs, Net of Interest Income.    Our finance costs, net of interest income, increased from RMB1.24 billion in 2011 to RMB3.42 billion in 2012, which was primarily due to the increase in our interest-bearing debt to finance the increased cash requirements for our business operations. The increase in our overall cash requirements in 2012 was primarily due to an increase in our capital expenditure in 2012.

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

Liquidity and Capital Resources

Working Capital and Cash Flows

As of December 31, 2013, we had RMB21.51 billion of cash and cash equivalents, as compared with RMB18.25 billion as of December 31, 2012 and RMB15.11 billion as of December 31, 2011. As of December 31, 2013, we had RMB0.05 billion of short-term bank deposits, as compared with RMB0.03 billion as of December 31, 2012 and RMB0.30 billion as of December 31, 2011. As of December 31, 2013, we had a working capital deficit (current liabilities less current assets) of RMB243.03 billion, representing a decrease by 4.4% from the working capital deficit of RMB254.15 billion as of December 31, 2012. The decrease in working capital deficit in 2013 primarily resulted from the increase in monetary assets and reclassification of convertible bonds to non-current liabilities.

In recent years, although the PRC Government introduced measures to avoid overheating of the economy, including tightening bank lending policies, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in China. As of December 31, 2013, we had RMB308.8 billion revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which RMB175.7 billion was unutilized. There is no term of the facilities that materially restricts our ability to draw down the unutilized banking facilities. In addition, we believe we have the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in China, and net cash inflows from our operations.

The following table sets forth cash inflows and outflows in 2011, 2012 and 2013.

	For the Year Ended December 31,
	2011	2012	2013
	(RMB in millions)
Net cash inflow from operating activities of continuing operations	66,491	70,620	78,482
Net cash outflow from investing activities of continuing operations	(82,970)	(99,480)	(77,110)
Net cash inflow from financing activities of continuing operations	8,988	32,004	1,926

Net cash (outflow)/inflow from continuing operations	(7,491)	3,144	3,298

Net (decrease)/increase in cash and cash equivalents	(7,491)	3,144	3,298

Our net cash inflow from operating activities of continuing operations increased by 6.2% from RMB66.49 billion in 2011 to RMB70.62 billion in 2012, and further increased by 11.1% to RMB78.48 billion in 2013. The increase in net cash inflow from operating activities in 2012 and 2013 was primarily a result of an increase in cash generated from our growing 3G and fixed-line broadband services, which was partially offset by the increases in interest paid and income tax paid.

Our net cash outflow from investing activities of continuing operations increased by 19.9% from RMB82.97 billion in 2011 to RMB99.48 billion in 2012, and decreased by 22.5% to RMB77.11 billion in 2013. The increase in 2012 was mainly due to an amount of RMB10.31 billion used in our acquisition of the entire equity interest in Unicom New Horizon, as well as an increase of RMB8.9 billion used in the purchase of property, plant and equipment. The decrease in 2013 was mainly due to relatively moderate investment activities, including acquisitions of property, plant and equipment in 2013, compared to 2012.

Our net cash inflow from financing activities for continuing operations increased from RMB8.99 billion in 2011 to RMB32.00 billion in 2012, mainly as a result of an increase in short-term bank loans and debt issuance incurred to finance the increased cash requirements for our business operations. The increase in our overall cash requirements in 2012 was primarily due to an increase in our capital expenditure in 2012. Our net cash inflow from financing activities decreased from RMB32.00 billion in 2012 to RMB1.93 billion in 2013, primarily due to the significant decrease in our overall cash requirements in 2013.

There was no cash inflow or outflow from discontinued operations in 2011, 2012 and 2013.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, cash equivalents, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2011, 2012 and 2013.

	As of December 31,
	2011	2012	2013
	(RMB in millions, except percentages)
Cash and cash equivalents and short-term bank deposits	15,410	18,282	21,560
Total assets	456,233	516,124	529,171
Short-term debt	72,606	139,367	130,975
Short-term bank loans	32,322	69,175	94,422
Commercial papers	38,000	38,000	35,000
Current portion of long-term bank loans	50	850	48
Amounts due to related parties	2,156	-	1,344
Current portion of obligations under finance lease included in other obligations	78	127	161
Current portion of promissory notes	-	15,000	-
Current portion of corporate bonds	-	5,000	-
Convertible bonds	-	11,215	-
Long-term debt	34,502	2,753	13,639
Promissory notes	15,000	-	-
Corporate bonds	7,000	2,000	2,000
Convertible bonds	11,118	-	11,002
Non-current portion of long-term bank loans	1,384	536	481
Non-current portion of obligations under finance lease included in other obligations	-	217	156
Equity attributable to equity shareholders	205,898	209,505	218,899
Debt-to-capitalization ratio(1)	34.2%	40.4%	39.8%
Debt-to-equity ratio(2)	52.0%	67.8%	66.1%

(1)

Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + equity attributable to equity shareholders).

(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(equity attributable to equity shareholders).

Our debt-to-capitalization ratio was 39.8% at the end of 2013, compared to 40.4% at the end of 2012 and 34.2% at the end of 2011. Our debt-to-equity ratio was 66.1% at the end of 2013, compared to 67.8% at the end of 2012 and 52.0% at the end of 2011. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits by RMB123.05 billion as of December 31, 2013, compared to RMB123.84 billion as of December 31, 2012 and RMB91.70 billion as of December 31, 2011. The increases in our debt-to-capitalization ratio and debt-to-equity ratio from 2011 to 2012 were mainly attributable to the incurrence of interest-bearing debt to finance the increased cash requirements for our business operations. The increase in our overall cash requirements in 2012 was primarily due to an increase in our capital expenditure in 2012. The decreases in our debt-to-capitalization ratio and debt-to-equity ratio from 2012 to 2013 were mainly due to the increase in equity attributable to equity shareholders. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs. In addition, we seek to increase our capital turnover ratio and control the amount of monetary assets.

Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar, HK dollar and Euro, was RMB94.95 billion at the end of 2013, compared to RMB70.56 billion at the end of 2012 and RMB33.76 billion at the end of 2011. The increase from 2011 to 2013 was mainly because we raised bank loans to settle our payables when due. The loan agreement does not include financial performance or other covenants which may materially restrict our operations or those of CUCL, our principal operating subsidiary in China. As of December 31, 2013, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.

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

On June 8, 2007, we issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a guarantee issued by Bank of China Limited. On September 3, 2008, we issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a guarantee issued by State Grid Corporation of China. The aforementioned corporate bonds were fully repaid in September 2013.

On April 1, 2010, CUCL completed the issue of the first tranche of commercial paper for the year 2010 in an amount of RMB15 billion, with a maturity period of 365 days and at an interest rate of 2.64% per annum. The commercial paper was fully repaid in March 2011. On April 2, 2010, CUCL completed the issue of the first tranche of promissory note for the year 2010 in an amount of RMB3 billion, with a maturity period of 3 years and at an interest rate of 3.73% per annum. The promissory note was fully repaid in April 2013.

On September 20, 2010, CUCL completed the issue of the second tranche of commercial paper for the year 2010 in an amount of RMB8 billion, with a maturity period of 365 days and at an interest rate of 2.81% per annum. The commercial paper was fully repaid in September 2011. On the same date, CUCL completed the issue of the second tranche of promissory note for the year 2010 in an amount of RMB12 billion, with a maturity period of 3 years and at an interest rate of 3.31% per annum. The promissory note was fully repaid in September 2013.

On October 18, 2010, Billion Express Investments Limited, a wholly-owned subsidiary of our company, issued the 2015 Convertible Bonds in aggregate principal amount of US$1,838,800,000 (at the fixed exchange rate of US$1 equivalent to HK$7.7576), which are guaranteed by our company and are exchangeable into ordinary shares of our company. Pursuant to the subscription agreement with respect to the 2015 Convertible Bonds, the holders of the 2015 Convertible Bonds may, beginning on November 28, 2010, elect to convert its bonds into our ordinary shares at an initial conversion price of HK$15.85 per share, subject to certain adjustments. Pursuant to the relevant terms and conditions, the conversion price of the 2015 Convertible Bonds was adjusted to HK$15.58 per share as a result of the payment of the 2011 final dividend and to HK$15.36 per share as a result of the payment of the 2012 final dividend, and will be further adjusted to HK$15.05 per share upon the payment of the 2013 final dividend, which is expected to be May 15, 2014. As of April 10, 2014, none of the 2015 Convertible Bonds has been converted into our ordinary shares.

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

On July 12, 2012, CUCL completed the issue of the first tranche of commercial paper for the year 2012 in an amount of RMB15 billion, with a maturity period of 365 days and at an interest rate of 3.45% per annum. The first tranche of commercial paper was fully repaid in July 2013.

On August 28, 2012, CUCL completed the issue of the second tranche of super and short term commercial paper for the year 2012 in an amount of RMB15 billion, with a maturity period of 60 days and at an interest rate of 3.70% per annum. The second tranche of super and short-term commercial paper was fully repaid in October 2012.

On October 24, 2012, CUCL completed the issue of the second tranche of commercial paper for the year 2012 in an amount of RMB15 billion, with a maturity period of 365 days and at an interest rate of 4.20% per annum. The second tranche of commercial paper was fully repaid in October 2013.

On October 25, 2012, CUCL completed the issue of the third tranche of commercial paper for the year 2012 in an amount of RMB8 billion, with a maturity period of 365 days and at an interest rate of 4.20% per annum. The third tranche of commercial paper was fully repaid in October 2013.

On July 10, 2013, CUCL completed the issue of the first tranche of super and short-term commercial paper for the year 2013 in an amount of RMB15 billion, with a maturity period of 60 days and at an interest rate of 4.20% per annum. The first tranche of super and short-term commercial paper was fully repaid in September 2013.

On September 17, 2013, CUCL completed the issue of the second tranche of super and short-term commercial paper for the year 2013 in an amount of RMB15 billion, with a maturity period of 180 days and at an interest rate of 4.63% per annum. The second tranche of super and short-term commercial paper was fully repaid in March 2014.

On October 12, 2013, CUCL completed the issue of the third tranche of super and short-term commercial paper for the year 2013 in an amount of RMB10 billion, with a maturity period of 180 days and at an interest rate of 4.68% per annum.

On October 21, 2013, CUCL completed the issue of the fourth tranche of super and short-term commercial paper for the year 2013 in an amount of RMB10 billion, with a maturity period of 180 days and at an interest rate of 4.68% per annum.

On March 24, 2014, CUCL completed the issue of the first tranche of super and short term commercial paper for the year 2014 in an amount of RMB10 billion, with a maturity period of 270 days and at an interest rate of 5.10% per annum.

On April 3, 2014, the Company established a Medium Term Note Program, or the Program, under which the Company could offer and issue notes of aggregate principal amount of up to RMB10.0 billion. Notes issued under the Program will be denominated in Renminbi and issued to professional investors outside the United States. On April 16, 2014, the Company completed the issue of notes in an aggregate nominal amount of RMB4 billion pursuant to the Program, with a maturity period of three years and at an interest rate of 4.00% per annum.

On April 16, 2014, CUCL completed the issue of the first tranche of promissory note for the year 2014 in an amount of RMB5 billion, with a maturity period of three years and at an interest rate of 5.35% per annum.

Contractual Obligations and Commercial Commitments

The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2013.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years

Short-term bank loans (1)*	95,628	95,628	-	-	-
Commercial papers (2)*	35,406	35,406	-	-	-
Long-term bank loans (3)*	554	53	101	98	302
Corporate bonds (4)*	2,309	90	180	2,039	-
Convertible bonds (5)*	11,362	84	11,278	-	-
Promissory notes (6)*	-	-	-	-	-
Other obligations*	2,948	2,676	126	81	65
Capital commitments (7)	28,372	11,009	5,845	2,009	9,509
Operating leases commitments (7)	14,433	5,100	5,652	1,518	2,163

Total obligations	191,012	150,046	23,182	5,745	12,039

* Interest included

(1)	See Note 25 “Short-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(2)	See Note 26 “Commercial Papers” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(3)	See Note 20 “Long-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(4)	See Note 23 “Corporate Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(5)	See Note 22 “Convertible Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(6)	See Note 21 “Promissory Notes” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

(7)	See Note 40 “Contingencies and Commitments” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Trend Information

Please refer to the discussion in sections headed “— Overview” and “— Operating Results” under this Item 5.

Off-Balance Sheet Arrangements

As of December 31, 2013, we did not have any other off-balance sheet arrangement.

Capital Expenditures

The following table sets forth our historical capital expenditure requirements for the periods indicated.

	For the Year Ended December 31,
	2012		2013
	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage
Mobile services	40.93	41.0%	24.65	33.6%
Broadband and data services	25.52	25.6%	17.47	23.8%
Infrastructure and transmission network	19.03	19.1%	23.77	32.4%
Others (1)	14.32	14.3%	7.57	10.2%

Total	99.80	100.0%	73.46	100.0%

(1)	Other expenditures consist of innovation and value-added platform, IT system, fixed-line services and procurement of miscellaneous assets, equipment and spare parts.

Our capital expenditure totaled RMB73.46 billion in 2013, which mainly consisted of investment in mobile services, broadband and data services, and infrastructure and transmission network. In 2013, capital expenditure attributable to mobile services was RMB24.65 billion; capital expenditure attributable to broadband and data services was RMB17.47 billion; capital expenditure attributable to infrastructure and transmission network was RMB23.77 billion.

We expect to continue incurring significant capital expenditure in 2014. We expect our capital expenditure in 2014 to include primarily investments in mobile services and fixed-line broadband services as well as infrastructure and transmission networks that support the development of our mobile services and fixed-line broadband services.

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

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Chang Xiaobing	57	Chairman of the Board of Directors and Chief Executive Officer
Lu Yimin	50	Executive Director and President
Tong Jilu	56	Executive Director and Senior Vice President
Li Fushen	51	Executive Director and Chief Financial Officer
Cesareo Alierta Izuel	68	Non-Executive Director
Cheung Wing Lam Linus	65	Independent Non-Executive Director
Wong Wai Ming	56	Independent Non-Executive Director
John Lawson Thornton	60	Independent Non-Executive Director
Chung Shui Ming Timpson	62	Independent Non-Executive Director
Cai Hongbin	46	Independent Non-Executive Director
Law Fan Chiu Fun Fanny	61	Independent Non-Executive Director
Li Jianguo	60	Senior Vice President
Li Gang	56	Senior Vice President
Zhang Junan	57	Senior Vice President
Jiang Zhengxin	57	Senior Vice President
Shao Guanglu	50	Senior Vice President

Mr. Chang Xiaobing was appointed in December 2004 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a bachelor’s degree in telecommunications engineering and received a master’s degree in business administration from Tsinghua University in 2001. He received a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining China United Telecommunications Corporation, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Province and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the former Ministry of Information Industry, Vice President of China Telecommunications Corporation, as well as Executive Director and President of China Telecom Corporation Limited. Mr. Chang was appointed the Chairman of China United Telecommunications Corporation in November 2004. In December 2008, China United Telecommunications Corporation changed its company name to Unicom Group. Mr. Chang has served as a Director of Telefónica (listed on various stock exchanges including Madrid, New York and London) since May 2011. He also serves as the Chairman of Unicom Group, A Share Company and CUCL, respectively. Mr. Chang has extensive operational and managerial experience in the telecommunications industry.

Mr. Lu Yimin was appointed as an Executive Director of the Company in October 2008 and President of the Company in February 2009. Mr. Lu, a researcher level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1985 and then was awarded a master’s degree in public administration by the John F. Kennedy School of Government at Harvard University. Mr. Lu joined Netcom Group in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited, or PCCW (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.), since May 2008 and the Deputy Chairman of PCCW since November 2011. Mr. Lu has served as a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also a Director and President of A Share Company, and a Director and President of CUCL. Mr. Lu has extensive experience in government administration and business management.

Mr. Tong Jilu was appointed as an Executive Director of the Company in February 2004 and Senior Vice President of the Company in March 2011. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a doctor’s degree in management from the Hong Kong Polytechnic University in 2009. Mr. Tong was Deputy Director General of the Posts and Telecommunications Administration of Liaoning Province, as well as the Posts Office of Liaoning Province. Mr. Tong joined China United Telecommunications Corporation in July 2000. He served first as Chief Accountant and later a Vice President and, from September 2003, a Director of China United Telecommunications Corporation. In December 2008, China United Telecommunications Corporation changed its company name to Unicom Group. From February 2004 to March 2011, Mr. Tong served as Chief Financial Officer of the Company. Mr. Tong now serves as a Director and Vice President of Unicom Group. He is also a Director of A Share Company, and a Director and Senior Vice President of CUCL. Mr. Tong has extensive operation and financial management experience in telecommunications companies.

Mr. Li Fushen was appointed in March 2011 as an Executive Director and Chief Financial Officer of the Company. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master’s degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom since September 2005 and has served as Executive Director of China Netcom since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. From February 2009 to March 2011, Mr. Li served as a Senior Vice President of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since July 2007, and a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Li is a Director, Vice President and Chief Accountant of Unicom Group, a Director of A Share Company, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Cesareo Alierta Izuel was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta has been a member of the Board of Directors of Telefónica (listed on various stock exchanges including Madrid, New York and London) from January 1997 and has been Chairman of Telefónica since July 2000. Mr. Alierta is a member of the Board of Directors of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). He is also the Chairman of the Social Board of the UNED (National Long Distance Spanish University) and a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts’ Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. From April 2008 to December 2013, he was a member of the Board of Directors of Telecom Italia, S.p.A. In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree in business administration at the University of Columbia (New York) in 1970.

Mr. Cheung Wing Lam Linus was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Chairman of Centennial College and an Independent Non-Executive Director of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung was Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

Mr. Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Senior Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Besides, Mr. Wong is a Non-Executive Director of Linmark Group (listed on the Hong Kong Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was a Chief Executive Officer and Executive Director of Roly International Holdings Limited and an Executive Director of Linmark Group. Mr. Wong was also an Independent Non-Executive Director of I.T Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

Mr. John Lawson Thornton was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Thornton is currently a Professor and Director of the Global Leadership Program, and Member of the Advisory Board, at the Tsinghua University School of Economics and Management in Beijing. He is the Co-Chairman of Barrick Gold Corporation (listed on the Toronto Stock Exchange and New York Stock Exchange). He is the Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. Mr. Thornton is a Director of Ford Motor Company (listed on the New York Stock Exchange). He is also an advisory board member of China Investment Corporation (CIC) and China Securities Regulatory Commission (CSRC). Mr. Thornton served as a Director of HSBC Holdings plc from December 2008 to May 2013, a Director of News Corporation from June 2004 to November 2012 and an Independent Non-Executive Director of China Netcom from October 2004 to November 2008. Mr. Thornton retired in July 2003 as President and Director of The Goldman Sachs Group, Inc. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and an M.P.P.M. from the Yale School of Management in 1980.

Mr. Chung Shui Ming Timpson was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 12th Chinese People’s Political Consultative Conference. He is also the Chairman of the Advisory Committee on Arts Development. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, Henderson Land Development Company Limited and China Construction Bank Corporation (all listed on the Hong Kong Stock Exchange). Mr. Chung is also an Independent Director of China State Construction Eng. Corp. Ltd. (listed on the Shanghai Stock Exchange). From October 2004 to November 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Nine Dragons Paper (Holdings) Limited, an Independent Director of China Everbright Bank Company Limited and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

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

Mrs. Law Fan Chiu Fun Fanny was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently a Deputy of the Hong Kong Special Administrative Region, or HKSAR, to the National People’s Congress of the PRC, a Member of the Executive Council of the Government of HKSAR, the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited (listed on the Hong Kong Stock Exchange). Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in public administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.

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

Mr. Li Gang was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Li graduated from Beijing University of Posts and Telecommunications in 1985 and received a master’s degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Deputy Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Limited and as the Chairman and General Manager of Beijing Mobile Communication Co., Limited. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to Unicom Group. From April 2006 to October 2008, Mr. Li served as an Executive Director of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW since November 2011. Mr. Li is a Deputy General Manager of Unicom Group, Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Zhang Junan was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Zhang graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master’s degree in business administration from the Australian National University in 2002 and a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2008. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Limited. Mr. Zhang joined the China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to Unicom Group. From April 2006 to October 2008, Mr. Zhang served as the Executive Director of the Company. In addition, Mr. Zhang serves as a Non-Executive Director of China Communications Services Corporation Limited. Mr. Zhang also serves as Vice President of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.

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

Mr. Shao Guanglu was appointed as Senior Vice President of the Company in April 2011. Mr. Shao is a senior engineer. He received a bachelor’s degree from Harbin Institute of Technology in 1985, a master’s degree in engineering and a master’s degree in economics from Harbin Institute of Technology in 1988 and 1990, respectively, a master’s degree in management from BI Norwegian Business School in 2002 and a doctor’s degree in management from Nankai University in 2009. Mr. Shao joined China United Telecommunications Corporation in February 1995. In December 2008, China United Telecommunications Corporation changed its company name to Unicom Group. Mr. Shao was Deputy General Manager of Tianjin Branch, Deputy General Manager of Henan Branch, General Manager of Guangxi Branch, as well as General Manager of Human Resource Department of Unicom Group. Mr. Shao also serves as a Vice President of Unicom Group, and a Director and Senior Vice President of CUCL. Mr. Shao has worked in the telecommunications industry for a long period of time and has extensive management experience.

B.	Compensation

The aggregate compensation and other benefits paid by us to our directors as a group in 2013 was approximately RMB6.099 million, while retirement benefits paid by us were approximately RMB316,000. Each of our executive directors participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. Some of our directors also hold options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option schemes and options granted to our directors as well as compensation for the year 2013.

C.	Board Practices

General

Pursuant to our articles of association, at each annual general meeting, one-third of our directors retire from office by rotation. The retiring directors are eligible for re-election. The Board may at any time appoint a new director to fill a vacancy or as an additional director. The Board may also appoint and remove our executive officers. No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreements, except certain statutory compensation. The following table sets forth certain information concerning our current directors.

Name	Appointment Date	Re-appointment Date	Resignation or Retirement Date
Current Directors

Chang Xiaobing	December 21, 2004	May 12, 2006, May 26, 2009 and May 29, 2012	–

Lu Yimin	October 15, 2008	May 26, 2009, May 24, 2011 and April 16, 2014	–

Tong Jilu	February 1, 2004	May 12, 2004, May 12, 2006, May 16, 2008, May 12, 2010 and May 21, 2013	–

Li Fushen	March 30, 2011	May 24, 2011 and May 21, 2013	–

Cesareo Alierta Izuel	October 15, 2008	May 26, 2009, May 24, 2011 and May 21, 2013	–

Cheung Wing Lam Linus	May 12, 2004	May 12, 2006, May 16, 2008, May 12, 2010, May 29, 2012 and April 16, 2014	–

Wong Wai Ming	January 19, 2006	May 12, 2006, May 26, 2009, May 24, 2011 and April 16, 2014	–

John Lawson Thornton	October 15, 2008	May 26, 2009, May 29, 2012 and April 16, 2014	–

Chung Shui Ming Timpson	October 15, 2008	May 26, 2009 and May 29, 2012	–

Cai Hongbin	May 13, 2010	May 24, 2011 and May 21, 2013	–

Law Fan Chiu Fun Fanny	November 21, 2012	May 21, 2013	–

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

As of April 10, 2014, the members of the audit committee are Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson, Mr. Cai Hongbin and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive directors of our company.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of options and other matters relating to compensation. The primary duties of the remuneration committee include considering and approving the remuneration policies and structure for directors’ and senior management’s remuneration, considering and making recommendations to the Board regarding the remuneration packages of the directors and senior management, and considering and approving our Company’s share option schemes. The remuneration committee also conducts performance review of the Chief Executive Officer and determines the Chief Executive Officer’s year-end bonus pursuant to the performance target contract entered into between the Board and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance review and determination of performance-based year-end bonuses for the other members of our management, which is subject to the review of the remuneration committee. In addition, the remuneration committee consults the Chairman of the Board on the remuneration proposals for other executive directors. As of April 10, 2014, the members of the remuneration committee are Mr. Cheung Wing Lam Linus (Chairman of the remuneration committee), Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin, all being independent non-executive directors of our company.

Nomination Committee

The nomination committee meets regularly to consider the nomination of our directors and senior management personnel. The primary duties of the nomination committee are to (i) review the structure, size and composition (including skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement our corporate strategy; (ii) identify individuals suitably qualified to become Board members and select or make recommendations to the Board; (iii) formulate and review the policy of diversity of Board members as appropriate; (iv) give due regards to the benefits of diversity on the Board against the criteria set out in the policy of diversity of Board members when performing its duties; (v) assess the independence of independent non-executive directors; (vi) make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors; and (vii) provide opinion to the Board on candidates nominated by our Chief Executive Officer to become our senior management personnel and on changes to our senior management personnel. As of April 10, 2014, the members of the nomination committee are Mr. Cai Hongbin (Chairman of the nomination committee), Mr. Chang Xiaobing, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson. Except for Mr. Chang Xiaobing, who is our Chairman and Chief Executive Officer, each of the members of the nomination committee is an independent non-executive director of our company.

D.	Employees

As of December 31, 2011, 2012 and 2013, we had a total number of 297,210, 289,015 and 283,596 employees, respectively. The employees as of December 31, 2013 are classified by function as follows:

By Function	Number of Employees

Employees	222,529
Management and administration	24,734
Sales and customer service	68,977
Product and Marketing	19,457
Network construction and maintenance	79,278
Support	27,352
Others	2,731
Temporary employees	61,067

Total	283,596

E.	Share Ownership

As of April 10, 2014, our directors who own shares in our company are listed as follows:

Name	Capacity and Nature	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial Owner (Personal)	400,000	0.0017%
Chung Shui Ming Timpson	Beneficial Owner (Personal)	6,000	0.0000%

Apart from those disclosed herein, as of April 10, 2014, our other directors as a group do not own any shares in our company.

As of April 10, 2014, our directors as a group hold options for 946,000 shares, or approximately 0.004% of our issued and outstanding share capital, including the following options granted under our share option scheme and special purpose share option scheme:

Name	Capacity and Nature	Number of Shares Covered(1)	Expiration Date	Exercise Price		Consideration Paid		Compensation for 2013
Directors								(RMB in thousands)

Chang Xiaobing	Beneficial Owner (Personal)	746,000	February 14, 2015(3)	HK$	6.35	HK$	1.00	1,191

Lu Yimin	—	—	—		—		—	1,070

Tong Jilu	Beneficial Owner (Personal)	200,000	February 14, 2015(3)	HK$	6.35	HK$	1.00	1,005

Li Fushen	—	—	—		—		—	956

Cesareo Alierta Izuel	—	—	—		—		—	239

Cheung Wing Lam Linus	—	—	—		—		—	327

Wong Wai Ming	—	—	—		—		—	335

John Lawson Thornton	—	—	—		—		—	327

Chung Shui Ming Timpson	—	—	—		—		—	327

Cai Hongbin	—	—	—		—		—	343

Law Fan Chiu Fun Fanny	—	—	—		—		—	295

Employees(2)
		13,854,000	July 19, 2014(3)	HK$	5.92	HK$	1.00
		128,000	December 20, 2014(3)	HK$	6.20	HK$	1.00
		70,922,000	February 14, 2015(3)	HK$	6.35	HK$	1.00
		43,675,696	November 16, 2014(3)	HK$	5.57	HK$	1.00
		44,972,381	December 5, 2014(3)	HK$	8.26	HK$	1.00

(1)	Each option gives the holder the right to subscribe for one share.

(2)

In 2009, the exercise periods of approximately 25,000,000 options were extended by one year by the Board pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those options were determined by the Board as “Transferred Personnel” under the terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those options were not exercisable due to a “Mandatory Moratorium” under the terms of the Share Option Scheme. Due to the “Mandatory Moratorium” in force until the middle of 2013, the Board further extended the exercise periods of certain options by one year in each of March 2010, 2011, 2012 and 2013 under the terms of the Share Option Scheme. As of December 31, 2013, approximately 3,214,236 share options held by Transferred Personnel remained valid.

(3)

In each of March 2010, 2011, 2012 and 2013, the expiry dates for certain options were extended by one year by the Board pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those options were not exercisable during the “Mandatory Moratorium Period”, which was in force until the middle of 2013, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

Stock Incentive Schemes

Share Option Scheme. We adopted a share option scheme on June 1, 2000, and amended the scheme on each of May 13, 2002, May 11, 2007 and May 26, 2009. The amended scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the nominal value of the shares; (ii) the closing price of the shares on the HKSE on the grant date of such option; and (iii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of March 31, 2014, 83,358,000 options granted by us under the share option scheme were outstanding and held by two directors and approximately 2,800 of our employees. The share option scheme expired on June 21, 2010. Following the expiry of the share option scheme, no further option may be granted under the share option scheme, but the provisions of the share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the share option scheme. As of March 31, 2014, 4,310,000 options (with an exercise price of HK$15.42), 34,131,200 options (with an exercise price of HK$6.18), 101,244,800 options (with an exercise price of HK$4.3), 366,000 options (with an exercise price of HK$4.66), 94,758,000 options (with an exercise price of HK$5.92), 526,000 options (with an exercise price of HK$6.20) and 92,328,000 options (with an exercise price of HK$6.35) had been exercised.

Special Purpose Share Option Scheme. We also adopted a special purpose share option scheme on September 16, 2008, in connection with our merger with China Netcom and amended the scheme on May 26, 2009. The special purpose share option scheme provides for the grant of options to the optionholders of China Netcom, in consideration for the cancellation of their outstanding China Netcom options (whether vested or not) on October 14, 2008. There are two exercise periods for the options granted under the special purpose share option scheme, one of which commenced on October 15, 2008, and ended on November 16, 2013 (as extended by the Board), with an exercise price of HK$5.57 and the other commenced on October 15, 2008, and ended on December 5, 2013 (as extended by the Board), with an exercise price of HK$8.26. No amount was payable on acceptance of the grant of options under the special purpose share option scheme. As of March 31, 2014, 87,056,281 options granted under this scheme were outstanding and held by approximately 690 of our employees. As of March 31, 2014, 58,000,298 options (with an exercise price of HK$5.57) and 44,499,987 options (with an exercise price of HK$8.26) granted under the Special Purpose Share Option Scheme had been exercised.

New Share Option Scheme. We adopted a new share option scheme on April 16, 2014. The new scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date, after which period no further option may be granted under the new share option scheme, but the provisions of the new share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the new share option scheme. The subscription price of a share in respect of any particular option granted under this new share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the closing price of the shares on the HKSE on the grant date of such option; and (ii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of April 16, 2014, no options had been granted or agreed to be granted by us under the new share option scheme.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 10, 2014, our controlling shareholder, Unicom Group, through its 17.90% direct interest in Unicom BVI, 63.09% direct interest in the A Share Company (which in turn holds 82.10% of Unicom BVI) and 100% direct interest in Unicom Group BVI, indirectly and beneficially owned approximately 17.8 billion shares of Unicom, or 74.87% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group’s shares are held by the SASAC and a group of companies, most of which are state-owned enterprises in China. Shares beneficially owned by Unicom Group do not carry voting rights different from our other issued shares. In addition, Telefónica held 5.01% of our total outstanding shares.

As of April 10, 2014, most of our shareholders of record were located outside of the United States. In addition, as of April 10, 2014, there were approximately 34,782,000 ADSs outstanding, each representing 10 shares and together representing 1.46% of our total outstanding shares or 5.82% of our total outstanding shares not beneficially owned by our controlling shareholder.

B.	Related Party Transactions

Establishment of a Finance Company

On December 6, 2013, CUCL and Unicom Group entered into a capital contribution agreement regarding the establishment of a joint venture company, or the JV Company, for the purposes of providing various financial services to our company and subsidiaries.

Pursuant to the capital contribution agreement and the Measures for Administration of Finance Companies of Enterprise Groups issued by China Banking Regulatory Commission, or the CBRC, the JV Company may carry out all or part of the following businesses: to provide financial advice, credit verification and related consultancy services and agency services, to handle payment and collection of transaction money, to conduct approved insurance agency business, to grant guarantees, to handle entrusted loans and entrusted investments, to carry out bill acceptance and discounting businesses, to handle fund transfers and settlement and advise on the relevant settlement options and structures, to accept internal money deposits, to arrange for loans and finance leases, to conduct inter-bank lending and borrowing, and to carry out any other businesses approved by the CBRC. The final scope of business of the JV Company will be subject to the approval by the CBRC and the registration with the relevant departments of SAIC in the PRC.

Pursuant to the capital contribution agreement, the registered capital of the JV Company will be RMB3,000 million, and CUCL and Unicom Group agreed to invest RMB2,730 million and RMB270 million in the JV Company, which represent 91% and 9% of the total registered capital of the JV Company, respectively. The capital contribution agreement will become effective upon approval of the CBRC.

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

Continuing Related Party Transactions under the 2010 Integrated Services Agreement and the 2013 Integrated Services Agreement

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

On October 29, 2010, CUCL and Unicom Group entered into the 2010 integrated services agreement to renew certain continuing related party transactions for a term of three years commencing on January 1, 2011 and expiring on December 31, 2013. Unless CUCL notifies Unicom Group at least 60 days prior to the expiration of such agreement of their intention not to renew the 2010 integrated services agreement, such agreement shall automatically be renewed for a further period of three years.

On October 24, 2013, CUCL and Unicom Group entered into a new integrated services agreement, or the 2013 integrated services agreement, to renew the relevant continuing related party transactions under the 2010 integrated services agreement for a term of three years commencing on January 1, 2014 and expiring on December 31, 2016.

Details of the continuing related party transactions under the 2010 integrated services agreement and the 2013 integrated services agreement are summarized below.

Telecommunications Resources Leasing

Unicom Group agrees to lease to CUCL certain international telecommunications resources and certain other telecommunications facilities required by CUCL for its operations.

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities, provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of the leased international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service to the leased telecommunications facilities. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any leased telecommunications facilities, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the leased telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis. In 2013, the total charges paid by CUCL to Unicom Group amounted to approximately RMB328 million.

Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities belonging to CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges payable by CUCL or Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such rental charges will not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. In 2013, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB943 million and the rental charges paid by Unicom Group to CUCL was negligible.

Provision of Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis. In 2013, the total revenue allocated to Unicom Group in relation to value-added services amounted to approximately RMB53 million.

Provision of Materials Procurement Services

Unicom Group agrees to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group also agrees to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services.

In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement.

Charges for the provision of materials procurement services are calculated at the rate of:

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

The service charges due to Unicom Group will be settled on a monthly basis. In 2013, the total charges paid by CUCL to Unicom Group amounted to approximately RMB188 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2013, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,178 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2013, the total charges paid by CUCL to Unicom Group amounted to approximately RMB1,853 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2013, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB613 million and the total services charges paid by Unicom Group to CUCL was RMB52 million.

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

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis. In 2013, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB171 million and the total services charges paid by Unicom Group to CUCL was negligible.

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

The 2010 integrated services agreement provides that the determination of whether we or CUCL would constitute majority-owned subsidiaries of the Unicom Group shall be made in accordance with the PRC Enterprise Accounting Standards, as amended by the MOF from time to time.

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

In 2011, the NDRC initiated an anti-monopoly investigation relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers. In response to the NDRC’s investigation, we (i) provided the NDRC with pricing, volume, turnover and other information relevant to our Internet access bandwidth leasing services with Internet service providers for the year 2010, (ii) conducted a comprehensive self-inspection of our operations and (iii) submitted to the NDRC a proposal for enhancement initiatives and an application for suspension of the NDRC’s investigation. Through our comprehensive self-inspection of our operations, we have identified room for improvement in pricing management and relatively wide pricing variation, in respect of our services relating to the Internet dedicated leased line access service provided by us to the Internet service providers. In addition, the quality of interconnection between us and other backbone network operators also requires further improvement. In December 2013, we submitted a report to the NDRC regarding the improvement of our price management of Internet dedicated leased line access service, and our work plan to achieve further improvements. As of the date of this annual report, the NDRC has not informed us of any results or conclusions of the investigation.

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

Based on the Company’s financial position in 2013 and taking into account the development needs of the mobile and fixed-line broadband services, our board of directors recommended the payment of a final dividend of RMB0.16 per share for the year ended December 31, 2013, compared to RMB0.12 per share for the fiscal year ended December 31, 2012.

Item 9. The Offer and Listing

Market Price Information

Our ADSs, each representing ten ordinary shares, are listed and traded on the NYSE. Our ordinary shares are listed and traded on the HKSE. The NYSE and the HKSE are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ordinary shares on the HKSE and of our ADSs on the NYSE since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2009	12.34	6.84	15.75	8.72
2010	12.16	8.31	15.54	10.58
2011	17.40	11.04	22.39	14.11
2012	16.78	9.50	21.58	12.26
2013	13.34	9.51	17.40	12.21

Quarterly:
First Quarter, 2012	16.78	14.26	21.58	16.33
Second Quarter, 2012	13.82	9.50	17.75	12.26
Third Quarter, 2012	13.48	9.51	17.36	12.31
Fourth Quarter, 2012	13.76	11.16	17.54	14.37
First Quarter, 2013	13.34	10.36	17.40	13.44
Second Quarter, 2013	11.68	9.51	15.04	12.21
Third Quarter, 2013	12.84	10.18	16.64	13.12
Fourth Quarter, 2013	13.26	11.46	17.07	14.84
First Quarter, 2014	11.66	9.17	14.83	11.73

Monthly:
October 2013	13.26	12.02	17.07	15.46
November 2013	12.34	11.48	16.02	15.02
December 2013	12.32	11.46	15.72	14.84
January 2014	11.66	10.04	14.83	12.88
February 2014	10.54	9.95	13.55	12.77
March 2014	10.44	9.17	13.50	11.73
April 2014 (through April 10, 2014)	10.82	10.06	13.79	13.01

Item 10. Additional Information

A.	Share Capital

Not Applicable.

B.	Articles of Association

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

Issue of Shares

Under the Companies Ordinance, our board of directors may, without prior approval of our shareholders, offer to issue new shares to existing shareholders proportionately according to their shareholdings. Our board of directors may not offer to issue new shares (or grant rights to subscribe for, or to convert any security into, shares in our company) in any other manner without the prior approval of our shareholders at a general meeting. Any such approval given at a general meeting will continue in force until the conclusion of the following annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held or when revoked or varied by an ordinary resolution of our shareholders in a general meeting, whichever comes first. If such approval is given, the unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration and upon such terms and conditions as our board of directors may determine.

In accordance with the HKSE Listing Rules, any such approval given by the shareholders must be limited to shares with an aggregate number not exceeding 20 per cent of the aggregate number of our shares in issue plus the aggregate number of shares bought back by us since the granting of such approval.

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

The transfer agent and registrar for the shares is Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

Modification of Rights

Subject to the Companies Ordinance, any of the rights from time to time attaching to any class of shares may, subject to the provisions of the Companies Ordinance, be varied or abrogated with the consent in writing of the holders of not less than three-fourths of the total number of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class. The provisions of our Articles of Association relating to general meetings apply to such separate general meetings, except that the necessary quorum is not less than two persons holding or representing by proxy one-third of the total number of the issued shares of that class, and that any holder of the shares of the class present in person or by proxy may demand a poll.

Annual General and Extraordinary General Meetings

We must hold in each year a general meeting as our annual general meeting in addition to any other meetings in that year. The annual general meeting is held at such time (within a period of not more than 15 months, or such longer period as the Registrar of Companies of Hong Kong may authorize in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the board of directors. All other general meetings are called extraordinary general meetings. The board of directors may call an extraordinary general meeting at any time or upon request in accordance with the Companies Ordinance.

Under the Companies Ordinance, an annual general meeting can be called by not less than 21 days’ notice in writing, and any other general meeting can be called by not less than 14 days’ notice in writing. The notice must specify the place, date and time of the meeting, and, in the case of special business, the general nature of that business. The HKSE Listing Rules provide that notice shall be given to shareholders at least 20 clear business days before an annual general meeting and at least ten clear business days before all other general meetings.

Limitations on Rights to Own Securities

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by Hong Kong law or by our Articles of Association.

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

We may, in a general meeting, from time to time, by ordinary resolution increase our authorized share capital by the creation of new shares, and prescribe the amount of new capital and number of new shares. Subject to the Companies Ordinance, we may from time to time by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of a larger number than the number of our existing shares;

•	divide our shares into several classes and attach to them any preferential, deferred, qualified or special rights, privileges or conditions;

•

cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the number of the shares so cancelled;

•	sub-divide our shares or any of them into shares of a smaller a number than is fixed by our Articles of Association; and

•	make provision for the issue and allotment of shares which do not carry any voting rights.

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

The ability of our operating subsidiary, CUCL, to satisfy its foreign exchange obligations and to pay dividends to us depends on existing and future exchange control regulations in China. Under the current relevant regulations, Renminbi is convertible under the current account, which includes trade-and service-related foreign exchange transactions, but is not convertible under the capital account, which includes foreign direct investment. CUCL, our wholly-owned subsidiary that holds substantially all of our assets, is a foreign investment enterprise. The foreign investment enterprise status will allow it to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange of the PRC, or the SAFE. These current account transactions include payment of dividends by foreign investment enterprises. However, the relevant PRC Government authorities may in the future limit or eliminate the authorizations for a foreign investment enterprise to retain its foreign exchange to satisfy its foreign exchange obligations or to pay dividends in the future. Furthermore, certain foreign exchange transactions of CUCL under the capital account still require approvals from the SAFE. This requirement affects our subsidiary’s ability to obtain foreign exchange through equity financing, including by means of capital contributions from us.

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

Taxation of Dividends

Under the PRC Enterprise Income Tax, or the EIT Law and its implementing rules that became effective on January 1, 2008, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income, including dividends received from an enterprise that is domiciled in China. The PRC enterprise income tax with respect to such dividends is currently required to be withheld at the rate of 10%, unless there is an applicable tax treaty between China and the jurisdiction in which such non-resident enterprise resides that reduces or exempts the tax.

On April 22, 2009, the SAT issued the Notice Regarding the Determination of Tax Residence Status of Chinese-Controlled Offshore-Incorporated Enterprises on the Basis of De Facto Management Bodies, or the 2009 Notice, which was retroactively effective as of January 1, 2008. Pursuant to the 2009 Notice, an enterprise incorporated under the laws of a foreign country (or region) but controlled by a PRC enterprise or enterprise group may be determined to be a PRC resident enterprise with its de facto management bodies located within China for PRC tax purposes if certain criteria specified under the 2009 Notice are met. Under the 2009 Notice, dividends paid by such an off-shore incorporated enterprise are deemed to be PRC-sourced income and subject to PRC enterprise income tax. On November 11, 2010, we were notified by the PRC tax authorities that we are determined to be a PRC resident enterprise since January 1, 2008 for PRC tax purposes. Accordingly, we are required to withhold the 10% EIT when we distribute dividends to our non-resident enterprise shareholders.

Accordingly, we will withhold the 10% EIT when we distribute our final dividend for the fiscal year ended December 31, 2013 in respect of the non-resident enterprise shareholders for PRC tax purposes whose names appear on our register of members as of the record date for such dividends, and who are not individuals, unless such non-individual shareholders are able to provide documents from the relevant PRC tax authorities confirming that we are not required to withhold the 10% EIT in respect of the dividends that such shareholders are entitled to, on the basis that dividend income between two PRC resident enterprises is exempted from enterprise income tax, subject to certain conditions, under the EIT Law. In addition, certain investors hold our shares or ADSs through custodians, nominees, corporate trustees or other intermediaries and the names of these investors do not appear on our register of members. Payments of dividends to such investors are also subject to the 10% EIT withholding. These investors should enquire about the relevant procedures with the relevant custodians, nominees, trustees or other intermediaries if they wish to change the identities of the shareholders on our register of members.

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

Additional PRC Tax Considerations

Stamp duty. Under the Provisional Regulations of the PRC Concerning Stamp Duty (as amended by the Decision of the State Council to Abolish and Amend Certain Administrative Regulations on January 8, 2011) and its implementing rules, both of which became effective on October 1, 1988, PRC stamp duty should not apply to acquisitions or dispositions of our ordinary shares or ADSs outside of China as the PRC stamp duty is imposed only on documents executed or received within China that are legally binding in China and protected under PRC law.

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

This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the agreement between the United States and the People’s Republic of China for the avoidance of double taxation, or the U.S.-PRC Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that are paid with respect to ADSs that are readily tradable on an established securities market in the United States are qualified dividend income. Under this rule, we expect that the dividends we pay with respect to the ADSs will be qualified dividend income. In addition, dividends paid by a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States will be qualified dividend income. Because our shares are not readily tradable on an established securities market in the United States and because we are uncertain as to whether we are eligible for the benefits of the U.S-PRC Treaty, it is unclear whether dividends paid with respect to our shares will also be qualified dividend income.

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

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Dividends will generally be income from sources outside the United States and, depending on your circumstances, will be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “People’s Republic of China — Taxation of Dividends,” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. The PRC tax withheld and paid over to the PRC will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, or to the extent you could have avoided the withholding tax by complying with any certification, identification requirement or by completing any forms, the amount of tax withheld that is refundable or that could have been avoided will not be eligible for credit against your United States federal income tax liability.

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

It is not clear if PRC tax will be imposed on any gain from the disposition of your shares or ADSs (as discussed above in “People’s Republic of China — Taxation of Capital Gains”). Under the U.S.-PRC Treaty, if PRC tax were to be imposed on any gain from the disposition of your shares or ADSs, then such gain will be treated as PRC source income if you are eligible for the benefits of the U.S.-PRC Treaty. U.S. holders should consult their tax advisors regarding the possibility of PRC tax being imposed on gain from the disposition of their shares or ADSs, the tax consequences if a PRC tax were to be imposed on such dispositions, and the availability of the foreign tax credit under their particular circumstances.

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

If we are a PFIC and you own ADSs then you can make a mark-to-market election with respect of the ADSs. If we are a PFIC and you own shares then you can make a mark-to-market election if the shares are treated as marketable stock under the applicable regulations. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your shares or ADSs will be taxed as ordinary income.

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, subject to the following sentence, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. The rule in the preceding sentence will not apply however if you had a mark-to-market election in effect with respect to your shares or ADSs in the final year in which we are a PFIC or if you made a special “purging election” with respect to your shares or ADSs. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service Form 8621.

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

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, including short-term and long-term debt obligations and convertible bonds, as well as the expected maturity profile of such instruments as of December 31, 2013.

	Expected Maturity							As of December 31, 2013
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Fixed rate	56,173	-	-	-	-	-	56,173	56,173
Average rate	5.02%	-	-	-	-	-	-	-

HK dollar-denominated loans
Variable rate	38,249	-	-	-	-	-	38,249	38,249
Average rate(1)	1.28%	-	-	-	-	-	-	-

U.S. dollar-denominated loans
Fixed rate	23	25	25	25	25	228	351	270
Average rate	0.33%	0.32%	0.30%	0.27%	0.25%	0.08%	-	-

Euro-denominated loans
Fixed rate	25	21	21	21	21	69	178	164
Average rate	2.17%	2.15%	2.13%	2.09%	2.03%	1.50%	-	-

RMB-denominated commercial papers
Fixed rate	35,000	-	-	-	-	-	35,000	35,000
Average rate	4.66%	-	-	-	-	-	-	-

RMB-denominated corporate bonds
Fixed rate	-	-	-	2,000	-	-	2,000	1,959
Average rate	4.50%	4.50%	4.50%	4.50%	-	-	-	-

RMB-denominated amounts due to ultimate holding company
Fixed rate	1,344	-	-	-	-	-	1,344	1,344
Average rate	5.40%	-	-	-	-	-	-	-

U.S. dollar-denominated convertible bonds
Fixed rate	-	11,211	-	-	-	-	11,211	11,002
Average rate	1.90%	1.90%	-	-	-	-	-	-

U.S. dollar-denominated finance lease
Variable rate	161	121	35	-	-	-	317	317
Average rate	2.65%	2.96%	3.51%	-	-	-	-	-

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2013.

For the year ended December 31, 2013, if there were 50 basis points increase/decrease in interest rates on the floating rate borrowings and short-term fixed rate borrowings while all other variables were held constant, the effect on profit after tax would have been approximately RMB492 million (2012: approximately RMB406 million; 2011: approximately RMB275 million).

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

The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term bank deposits, short-term and long-term debt obligations, convertible bonds and capital commitments as of December 31, 2013 and the expected maturity profile of these debt obligations and capital commitments.

	Expected Maturity							As of December 31, 2013
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents
U.S. dollars	646	-	-	-	-	-	646	646
HK dollars	627	-	-	-	-	-	627	627
Japanese yen	2	-	-	-	-	-	2	2
Euro dollars	14	-	-	-	-	-	14	14
GBP	1	-	-	-	-	-	1	1
Singapore dollars	-	-	-	-	-	-	-	-
Short-term bank deposits
U.S. dollars	-	-	-	-	-	-	-	-
HK dollars	-	-	-	-	-	-	-	-
Liabilities:
U.S. dollar-denominated loans	23	25	25	25	25	228	351	270
Euro-denominated loans	25	21	21	21	21	69	178	164
HK dollar-denominated loans	38,249	-	-	-	-	-	38,249	38,249
U.S. dollar-denominated convertible bonds	-	11,211	-	-	-	-	11,211	11,002
U.S. dollar-denominated finance lease	161	121	35	-	-	-	317	317
Off-balance sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	-	-	-	-	-	-	-	-

If the RMB had strengthened/weakened by 10% against the foreign currencies, relative to December 31, 2013, primarily with respect to U.S. dollars, HK dollars and Euro, while all other variables are held constant, the effect on profit after tax would be approximately RMB3,661 million (2012: approximately RMB3,059 million; 2011: approximately RMB2,064 million) for cash and cash equivalents, borrowings, convertible bonds and obligations under finance lease included in other obligations denominated in foreign currencies.

Risk Relating to Financial Assets at Fair Value through Other Comprehensive Income

The investments we hold are classified in the consolidated balance sheet as financial assets at fair value through other comprehensive income. These investments are subject to equity price risk, which results primarily from changes in the level or volatility of underlying equity prices. One of our significant investments is denominated in Euro and the fair value of such investment is also subject to risks associated with fluctuations of foreign exchange rate between Euro and Renminbi (our functional currency). If either (i) the share price of our invested equity securities (in Euro) had increased/decreased by 10% or (ii) the exchange rate between Euro and Renminbi had changed by 10%, in each case, relative to December 31, 2013, while the other variable is held constant, we would have recorded additional change in fair value of approximately RMB480 million, net of tax, in our investment revaluation reserve. As of April 10, 2014, the change in the foreign exchange rate between Euro and Renminbi and, to a lesser extent, the change of the underlying equity price denominated in Euro resulted in a depreciation of the fair value of our relevant investment by approximately 0.4% from December 31, 2013. If Euro-related uncertainty remains, we may be subject to further gain/loss in the fair value of our investments denominated in Euro and our financial condition may be materially adversely affected.

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

From January 1, 2013 to December 31, 2013, we received from the Bank of New York Mellon a total of US$173,560.31, net of withholding tax, reimbursement for the expenses we incurred, including but not limited to, annual stock exchange listing fee, investor relations reimbursement, non-standard out-of-pocket maintenance costs for the ADR, charges incurred in connection with services provided for by third party vendors, charges and out-of-pocket expenses for the servicing of non-registered holders. The Bank of New York Mellon also waived certain costs of US$194,735.28 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered shareholders. In addition, the Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain limits and conditions.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2013, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

As of December 31, 2013, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2013 was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2013, has been audited by KPMG, an independent registered public accounting firm, as stated in their report appearing on page F-2.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers, or PwC, served as our principal accountant for the fiscal year ended December 31, 2012. KPMG served as our principal accountant for the fiscal year ended December 31, 2013. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for audit services, audit-related services, tax services and other services for each of the fiscal years 2012 and 2013:

	For the Year Ended December 31,
	2012	2013
	(in RMB thousands)
Audit services	68,100	58,600
Audit-related services	1,145	-
Tax services	477	-
Other	2,119	-

Total	71,841	58,600

Audit services include the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and its subsidiaries. Audit services in 2012 and 2013 also include audit work in connection with the audit of the Company’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. They also include performing agreed-upon procedures on quarterly financial statements and pre-issuance reviews of interim financial statements.

Audit-related services include other assurance and related services that can be reasonably provided by our principal accountant. In 2012, the provisions of audit-related services mainly included professional services provided by PwC in relation to the issuance of commercial papers and other debt securities.

Tax services in 2012 included the assistance by PwC with our compliance and filing of income taxes.

Other services in 2012 included (a) providing the Company’s subsidiaries with permitted advisory services on internal settlement system among departments, human resources services and translation services and (b) providing the Company with access to an online database of global financial reporting literature for new financial reporting pronouncements and guidance by PwC.

KPMG did not provide any audit-related services, tax services or other services to us in 2013.

Audit Committee’s Pre-approval Policies and Procedures

The audit committee of our board of directors is responsible for, among other things, the oversight of the external auditor subject to the requirements of the Companies Ordinance and our Articles of Association. The audit committee has adopted a policy regarding pre-approval of audit and permissible non-audit services to be provided by our independent accountants. Under the policy, proposed services either (i) may be pre-approved by the audit committee without consideration of specific case-by-case services; or (ii) require the specific pre-approval of the audit committee. General approval applies to services of a recurring and predictable nature. These types of services, once approved by the audit committee, will not require further approval in the future. Specific pre-approval applies to all other services, which must be approved by the audit committee on a case-by-case basis after an application, including proposed budget and scope of services to be provided by our independent auditors, is submitted to the audit committee.

Our audit committee pre-approved all audit and non-audit services performed by our principal accountant for the years ended December 31, 2012 and 2013.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F. Change in Registrant’s Certifying Accountant

On March 21, 2013, our board of the directors resolved, as approved and recommended by the audit committee of our board of the directors, not to re-appoint our independent registered public accounting firm, PwC, upon the expiration of its current term of office at the close of the annual general meeting of the shareholders held on May 21, 2013, or the 2013 annual general meeting, and to appoint KPMG as our new independent registered public accounting firm. At the 2013 annual general meeting, our shareholders approved the resolution to appoint KPMG as our new independent registered public accounting firm to hold office until the conclusion of the next annual general meeting of the Company. The change of our principal accountants is to comply with the relevant regulations issued by the MOF and the SASAC, which impose certain restrictions in respect of the number of years of audit services that an accounting firm may continuously provide to a State-owned enterprise and its subsidiaries, or the Auditor Rotation Requirements. As we are an indirect subsidiary of Unicom Group, a State-owned enterprise under the direct control and supervision of the SASAC, we are required to comply with the Auditor Rotation Requirements.

None of the auditors’ reports issued by PwC on our financial statements for the fiscal years ended December 31, 2011 and 2012 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the fiscal years ended December 31, 2011 and 2012 and through April 25, 2013, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreements in connection with its report, nor have there been any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F) that would require disclosure. We have provided PwC with a copy of the foregoing disclosure and have requested that PwC furnish us with a letter addressed to the SEC stating whether or not PwC agrees with such disclosure, and, if not, stating the respects in which it does not agree. A copy of the letter furnished by PwC, dated April 17, 2014, was filed as Exhibit 15.2 to this annual report on Form 20-F.

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

Item 16G. Corporate Governance

As a company listed on both the HKSE and the NYSE, we are subject to applicable Hong Kong laws and regulations, including the HKSE Listing Rules, and the Companies Ordinance, as well as applicable U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. In addition, we are subject to the listing standards of the NYSE to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, we are not required to comply with all of the corporate governance listing standards of the NYSE.

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

Item 18. Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unicom, dated January 27, 2000.(1)
1.2	Amended Articles of Association of Unicom (as amended on September 16, 2008).(12)
1.3	Amended Articles of Association of Unicom (as amended on May 24, 2011).(14)
2.1

Deposit Agreement, among Unicom, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.2	Form of specimen certificate for the shares.(1)
4.1	Reorganization Agreement between Unicom Group and CUCL, dated April 21, 2000 (together with English translation).(1)
4.2	Equity Transfer Agreement among Unicom Group, Unicom HK, Unicom BVI and Unicom, dated April 21, 2000.(1)
4.3	Trademark License Agreement between Unicom Group and CUCL, dated May 25, 2000 (together with English translation).(1)
4.4	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging, dated August 1, 2001 (together with English translation).(1)
4.5	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation) (3)
4.6	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New Century, dated November 20, 2002. (English translation) (3)
4.7	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation) (4)
4.8	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New World, dated November 20, 2003. (English translation) (4)
4.9	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004.(5)
4.10	Subscription Agreement between Unicom and SK Telecom, dated June 20, 2006.(6)

Exhibit Number	Description of Exhibit
4.11	CDMA Network Capacity Lease Agreement among Unicom New Horizon, the A Share Company and Unicom Group, dated October 26, 2006.(7)
4.12	Transfer Agreement of the CDMA Network Capacity Lease Agreement between the A Share Company and CUCL, dated October 26, 2006. (English translation)(7)
4.13	Asset Transfer Agreement between CUCL and Unicom Group in connection with the acquisition of Unicom Guizhou, dated November 16, 2007. (English translation)(8)
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

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009.(12)

Exhibit Number	Description of Exhibit
4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009.(12)
4.51	Subscription Agreement between China Unicom (Hong Kong) Limited and Telefónica, dated September 6, 2009. (13)
4.52	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009.(13)
4.53	Irrevocable Offer by SK Telecom, dated September 25, 2009.(13)
4.54	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009.(13)
4.55	Share Repurchase Agreement, dated November 3, 2009.(13)
4.56	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009.(13)
4.57	2011-2012 Network Lease Agreement between Unicom New Horizon and CUCL, dated October 29, 2010. (English translation)(14)
4.58	2010 Integrated Services Agreement between Unicom Group and CUCL, dated October 29, 2010. (English translation)(14)
4.59	Agreement to Enhance the Strategic Alliance between China Unicom (Hong Kong) Limited and Telefónica, dated January 23, 2011.(14)
4.60	Transfer Agreement between Unicom A Share Company and CUCL, dated November 21, 2012. (English translation)(15)
4.61	2013 Integrated Services Agreement between Unicom Group and CUCL, dated October 24, 2013. (English translation)*
4.62	New Share Option Scheme, adopted by ordinary resolution of the Company on April 16, 2014. *
8.1	List of our significant subsidiaries.*
11.1	Code of Ethics for Senior Officers.(4)
11.2	Employee Code of Ethics. (English translation)(6)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).*
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).*
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).*
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).*
15.1	Letter from PricewaterhouseCoopers, dated April 25, 2013.(15)
15.2	Letter from PricewaterhouseCoopers, dated April 17, 2014.*

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

(10)	Incorporated by reference to China Netcom’s Registration Statement on Form F-1 (File No. 333-119786) filed with the SEC in connection with its initial public offering in November 2004.

(11)	Incorporated by reference to China Netcom’s Annual Report on Form 20-F (File No. 1-32332) for the year ended December 31, 2007.

(12)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2008.

(13)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2009.

(14)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2010.

(15)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2012.

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 17, 2014

CHINA UNICOM (HONG KONG) LIMITED

By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA UNICOM (HONG KONG) LIMITED:

We have audited the accompanying consolidated balance sheet of China Unicom (Hong Kong) Limited (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended. We also have audited the Group’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013, and the results of its operations and its cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG

Hong Kong, China

February 27, 2014

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA UNICOM (HONG KONG) LIMITED:

In our opinion, the accompanying consolidated balance sheet of China Unicom (Hong Kong) Limited and its subsidiaries (together, the “Group”) as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of two years in the period ended December 31, 2012 present fairly, in all material respects, the financial position of China Unicom (Hong Kong) Limited and its subsidiaries at December 31, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

/s/ PricewaterhouseCoopers

Hong Kong

April 25, 2013

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in millions)

		As of December 31
	Note	2012	2013	2013
		RMB	RMB	US$

ASSETS
Non-current assets
Property, plant and equipment	6	430,997	431,625	71,299
Lease prepayments	7	7,601	8,038	1,328
Goodwill	8	2,771	2,771	458
Deferred income tax assets	9	6,534	6,734	1,112
Financial assets at fair value through other comprehensive income	10	5,567	6,497	1,073
Other assets	12	14,480	21,296	3,518

		467,950	476,961	78,788

Current assets
Inventories and consumables	13	5,803	5,536	914
Accounts receivable	14	13,753	14,842	2,453
Prepayments and other current assets	15	9,580	9,664	1,596
Amounts due from related parties	39.1	18	11	2
Amounts due from domestic carriers		738	597	99
Short-term bank deposits	16	32	54	8
Cash and cash equivalents	17	18,250	21,506	3,553

		48,174	52,210	8,625

Total assets		516,124	529,171	87,413

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	18	2,311	2,328	385
Share premium	18	173,473	175,204	28,942
Reserves	19	(20,509)	(19,450)	(3,214)
Retained profits
- Proposed final dividend	37	2,828	3,805	629
- Others		51,402	57,012	9,418

Total equity		209,505	218,899	36,160

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in millions)

		As of December 31
	Note	2012	2013	2013
		RMB	RMB	US$

LIABILITIES
Non-current liabilities
Long-term bank loans	20	536	481	79
Convertible bonds	22	-	11,002	1,817
Corporate bonds	23	2,000	2,000	330
Deferred income tax liabilities	9	20	26	4
Deferred revenue		1,412	1,269	210
Other obligations	24	331	255	43

		4,299	15,033	2,483

Current liabilities
Short-term bank loans	25	69,175	94,422	15,597
Commercial papers	26	38,000	35,000	5,782
Current portion of long-term bank loans	20	850	48	8
Current portion of promissory notes	21	15,000	-	-
Convertible bonds	22	11,215	-	-
Current portion of corporate bonds	23	5,000	-	-
Accounts payable and accrued liabilities	27	108,486	102,212	16,884
Taxes payable		1,820	2,634	435
Amounts due to ultimate holding company	39.1	567	1,634	270
Amounts due to related parties	39.1	4,767	4,176	690
Amounts due to domestic carriers		1,163	1,504	248
Dividend payable		561	644	106
Current portion of deferred revenue		729	452	75
Current portion of other obligations	24	2,642	2,672	442
Advances from customers		42,345	49,841	8,233

		302,320	295,239	48,770

Total liabilities		306,619	310,272	51,253

Total equity and liabilities		516,124	529,171	87,413

Net current liabilities		(254,146)	(243,029)	(40,145)

Total assets less current liabilities		213,804	233,932	38,643

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in millions, except per share data)

		Year ended December 31
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$

Revenue	28	209,167	248,926	295,038	48,736

Interconnection charges		(16,380)	(18,681)	(20,208)	(3,338)
Depreciation and amortization		(58,021)	(61,057)	(68,196)	(11,265)
Network, operation and support expenses	29	(29,449)	(32,516)	(33,704)	(5,567)
Employee benefit expenses	30	(26,601)	(28,778)	(31,783)	(5,250)
Costs of telecommunications products sold	31	(29,739)	(45,040)	(63,416)	(10,476)
Other operating expenses	32	(43,586)	(51,252)	(61,964)	(10,236)
Finance costs	33	(1,474)	(3,664)	(3,113)	(514)
Interest income		230	240	173	29
Other income - net	35	1,451	1,343	887	146

Income before income tax		5,598	9,521	13,714	2,265
Income tax expenses	9	(1,371)	(2,425)	(3,306)	(546)

Net income		4,227	7,096	10,408	1,719

Attributable to:
Equity shareholders of the Company		4,227	7,096	10,408	1,719

Earnings per share for income attributable to equity shareholders of the Company during the year:

Basic earnings per share	38	0.18	0.30	0.44	0.07

Diluted earnings per share	38	0.18	0.30	0.43	0.07

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in millions)

	Year ended December 31
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Net income	4,227	7,096	10,408	1,719

Other comprehensive income:
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(2,629)	(1,530)	930	154
Tax effect on changes in fair value of financial assets through other comprehensive income	656	384	(240)	(40)

Changes in fair value of financial assets through other comprehensive income, net of tax	(1,973)	(1,146)	690	114
Remeasurement of net defined benefit liability, net of tax	-	-	(2)	-

	(1,973)	(1,146)	688	114

Item that may be reclassified subsequently to statement of income:
Currency translation differences	(17)	(2)	(18)	(3)

Other comprehensive income for the year, net of tax	(1,990)	(1,148)	670	111

Total comprehensive income for the year	2,237	5,948	11,078	1,830

Total comprehensive income attributable to:
Equity shareholders of the Company	2,237	5,948	11,078	1,830

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total equity

Balance at January 1, 2011	2,310	173,436	79	623	(1,334)	24,830	572	(42,970)	48,115	205,661
Total comprehensive income for the year	-	-	-	-	(1,973)	-	-	(17)	4,227	2,237
Consideration for 2011 Business Combination under common control	-	-	-	-	-	(5)	-	(121)	(32)	(158)
Transfer of profits of entity under common control to Unicom Group in relation to 2011 Business Combination	-	-	-	-	-	-	-	-	(9)	(9)
Transfer to statutory reserves	-	-	-	-	-	15	-	-	(15)	-
Appropriation to statutory reserves	-	-	-	-	-	271	-	-	(271)	-
Equity-settled share option schemes:
-Value of employee services	-	-	-	17	-	-	-	-	-	17
-Issuance of shares upon exercise of options	1	36	-	(2)	-	-	-	-	-	35
-Transfer between reserves upon lapsing of options	-	-	-	(1)	-	-	-	-	1	-
Dividends relating to 2010 (Note 37)	-	-	-	-	-	-	-	-	(1,885)	(1,885)

Balance at December 31, 2011	2,311	173,472	79	637	(3,307)	25,111	572	(43,108)	50,131	205,898

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

(All amounts in millions)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2011	2,311	173,472	79	637	(3,307)	25,111	572	(43,108)	50,131	205,898
Total comprehensive income for the year	-	-	-	-	(1,146)	-	-	(2)	7,096	5,948
Appropriation to statutory reserves	-	-	-	-	-	641	-	-	(641)	-
Equity-settled share option schemes:
-Value of employee services	-	-	-	14	-	-	-	-	-	14
-Issuance of shares upon exercise of options	-	1	-	-	-	-	-	-	-	1
Dividends relating to 2011 (Note 37)	-	-	-	-	-	-	-	-	(2,356)	(2,356)

Balance at December 31, 2012	2,311	173,473	79	651	(4,453)	25,752	572	(43,110)	54,230	209,505

Total comprehensive income for the year	-	-	-	-	690	-	-	(20)	10,408	11,078
Appropriation to statutory reserves	-	-	-	-	-	988	-	-	(988)	-
Equity-settled share option schemes:
-Value of employee services	-	-	-	50	-	-	-	-	-	50
-Issuance of shares upon exercise of options	17	1,731	-	(360)	-	-	-	(286)	-	1,102
-Transfer between reserves upon lapsing of options	-	-	-	(3)	-	-	-	-	3	-
Dividends relating to 2012 (Note 37)	-	-	-	-	-	-	-	-	(2,836)	(2,836)

Balance at December 31, 2013	2,328	175,204	79	338	(3,763)	26,740	572	(43,416)	60,817	218,899

Balance at December 31, 2013 (in US$)	385	28,942	13	56	(622)	4,417	94	(7,172)	10,047	36,160

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

		Year ended December 31
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$

Cash flows from operating activities
Cash generated from operations	(a)	70,362	76,429	86,610	14,307
Interest received		230	242	173	29
Interest paid		(3,205)	(4,372)	(5,082)	(839)
Income tax paid		(896)	(1,679)	(3,219)	(532)

Net cash inflow from operating activities		66,491	70,620	78,482	12,965

Cash flows from investing activities
Purchase of property, plant and equipment		(77,861)	(86,783)	(72,758)	(12,019)
Proceeds from disposal of property, plant and equipment and other assets		1,431	1,086	1,544	255
Dividends received from financial assets at fair value through other comprehensive income		816	242	176	29
Payment for investment in Telefónica S.A.		(3,367)	-	-	-
Consideration paid for the acquisition of Unicom New Horizon Telecommunications Company Limited, net of cash acquired	2.2(a)	-	(10,314)	-	-
(Increase)/decrease in short-term bank deposits		(31)	272	(22)	(4)
Purchase of other assets		(3,958)	(3,983)	(6,050)	(999)

Net cash outflow from investing activities		(82,970)	(99,480)	(77,110)	(12,738)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in millions)

		Year ended December 31
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from exercise of share options		35	1	1,102	182
Proceeds from commercial papers		61,867	67,797	49,938	8,249
Proceeds from short-term bank loans		55,242	87,111	135,713	22,418
Proceeds from related party loans		219	-	-	-
Proceeds from ultimate holding company loans		-	-	1,344	222
Repayment of commercial papers		(47,000)	(68,000)	(53,000)	(8,755)
Repayment of short-term bank loans		(59,132)	(50,285)	(109,500)	(18,088)
Repayment of long-term bank loans		(43)	(48)	(850)	(140)
Repayment of corporate bonds		-	-	(5,000)	(826)
Repayment of promissory notes		-	-	(15,000)	(2,478)
Repayment of related parties loans		-	(2,170)	-	-
Repayment of capital element of finance lease		(130)	(119)	(135)	(22)
Dividends paid to equity shareholders of the Company	37	(2,070)	(2,283)	(2,686)	(444)

Net cash inflow from financing activities		8,988	32,004	1,926	318

Net (decrease)/increase in cash and cash equivalents		(7,491)	3,144	3,298	545
Cash and cash equivalents, beginning of year		22,597	15,106	18,250	3,015
Effect of changes in foreign exchange rate		-	-	(42)	(7)

Cash and cash equivalents, end of year	17	15,106	18,250	21,506	3,553

Analysis of the balances of cash and cash equivalents:

Cash balances		6	5	3	1
Bank balances		15,100	18,245	21,503	3,552

		15,106	18,250	21,506	3,553

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in millions)

(a)  The reconciliation of income before income tax to cash generated from operations is as follows:

	Year ended December 31
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Income before income tax	5,598	9,521	13,714	2,265
Adjustments for:
Depreciation and amortization	58,021	61,057	68,196	11,265
Interest income	(230)	(240)	(173)	(29)
Finance costs	1,266	3,326	2,963	490
Gain on disposal of property, plant and equipment and other assets	(429)	(617)	(49)	(8)
Share-based compensation costs	17	14	50	8
Provision for doubtful debts and write-down of inventories	2,645	3,150	4,219	697
Impairment losses for construction-in-progress	-	-	129	21
Dividends from financial assets at fair value through other comprehensive income	(867)	(415)	(176)	(29)

Changes in working capital:
Increase in accounts receivable	(4,753)	(4,841)	(4,911)	(811)
Increase in inventories and consumables	(923)	(1,151)	(130)	(21)
Decrease/(increase) in other assets	230	354	(4,460)	(737)
Increase in prepayments and other current assets	(1,004)	(3,308)	(201)	(33)
Decrease in amounts due from related parties	27	4	7	1
Decrease in amounts due from domestic carriers	80	443	141	23
Increase in accounts payable and accrued liabilities	3,574	4,245	533	88
Increase/(decrease) in taxes payable	13	(532)	227	38
Increase in advances from customers	6,815	6,623	7,496	1,238
Decrease in deferred revenue	(530)	(542)	(420)	(69)
Increase/(decrease) in other obligations	-	33	(18)	(3)
(Decrease)/increase in amounts due to ultimate holding company	(45)	200	(277)	(46)
Increase/(decrease) in amounts due to related parties	386	(714)	(591)	(98)
Increase/(decrease) in amounts due to domestic carriers	471	(181)	341	57

Cash generated from operations	70,362	76,429	86,610	14,307

CHINA UNICOM (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activity of the Company is investment holding. The principal activities of Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services are referred to as the “mobile business”. The services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on June 22, 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on June 21, 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on December 31, 2001, with its A shares listed on the Shanghai Stock Exchange on October 9, 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Statement of Compliance

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs.

2.2	Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance of the PRC, which became effective from January 1, 2007 with certain transitional provisions. There are certain differences between the Group’s IFRSs/HKFRSs financial statements and PRC financial statements. The principal adjustments made to the PRC financial statements to conform to IFRSs/HKFRSs include the following:

—

reversal of the revaluation surplus or deficit and related amortization charges arising from the revaluation of prepayments for the leasehold land performed by independent valuers for the purpose of reporting to relevant PRC government authorities;

—	recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;

—	additional capitalization of borrowing costs and corresponding impact on depreciation prior to the adoption of CAS on January 1, 2007; and

—	adjustments for deferred taxation in relation to the above adjustments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(a)	Acquisition of Unicom New Horizon Telecommunications Company Limited

On November 21, 2012, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) entered into an equity transfer agreement with Unicom Group, pursuant to which CUCL agreed to acquire the entire equity interest in Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”) from Unicom Group for a total cash consideration of approximately RMB12,166 million. The principal activity of Unicom New Horizon is to lease its fixed-line telecommunications network of the 21 provinces in Southern China (“Telecommunications Network in Southern China”) to CUCL. The acquisition was completed on December 26, 2012.

In accordance with International Financial Reporting Standard (“IFRS”)/Hong Kong Financial Reporting Standard (“HKFRS”) 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business because it only comprised the telecommunications network assets, cash, and related assets and liabilities. It did not have other inputs and processes such as license, subscriber base, management team and operating workforce etc to operate the fixed-line telecommunications business. Instead of operating the fixed-line telecommunications business, Unicom New Horizon could be able to generate economic returns by entering into lease arrangements for the telecommunications network assets. However, new lessees are not readily available in the market.

Accordingly, the Group accounted for the acquisition of Unicom New Horizon as an asset purchase transaction in accordance with IAS/HKAS 16, “Property, plant and equipment” on the date of purchase.

(b)	Acquisition of China Unicom NewSpace Limited (hereinafter referred to as the “2011 Business Combination”)

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	Going Concern Assumption

As of December 31, 2013, current liabilities of the Group exceeded current assets by approximately RMB243.0 billion (2012: approximately RMB254.1 billion). Given the current global economic conditions and the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

—	The Group’s continuous net cash inflows from operating activities;

—

Approximately RMB308.8 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB175.7 billion was unutilized as of December 31, 2013; and

—	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2013 have been prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	Critical Accounting Estimates and Judgment

The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs/HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

(e)	New Accounting Standards, Amendments and Interpretations Pronouncements

(i)

The following amendments and new standards are adopted by the Group as of January 1, 2013. The adoption of these standards did not have any significant impact on the Group’s consolidated financial statements:

—	IFRS/HKFRS 10, “Consolidated financial statements”

IFRS/HKFRS 10 replaces the requirements in IAS/HKAS 27, “Consolidated and separate financial statements” relating to the preparation of consolidated financial statements and Standing Interpretations Committee/Hong Kong-Standing Interpretations Committee 12, “Consolidation – Special purpose entities”. It introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns. As a result of the adoption of IFRS/HKFRS 10, the Group has changed its accounting policy with respect to determining whether it has control over an investee. The adoption did not change any of the control conclusions reached by the Group in respect of its involvement with its investees as of January 1, 2013.

—	IFRS/HKFRS 12, “Disclosure of interests in other entities”

IFRS/HKFRS 12 brings together into a single standard all the disclosure requirements relevant to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures required by IFRS/HKFRS 12 are generally more extensive than those previously required by the respective standards. To the extent that the requirements are applicable to the Group, the Group has provided those disclosures in note 11.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(e)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)

(i)

The following amendments and new standards are adopted by the Group as of January 1, 2013. The adoption of these standards did not have any significant impact on the Group’s consolidated financial statements: (continued)

—	IFRS/HKFRS 13, “Fair value measurements”

IFRS/HKFRS 13 replaces existing guidance in individual IFRSs/HKFRSs with a single source of fair value measurement guidance. IFRS/HKFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. To the extent that the requirements are applicable to the Group, the Group has provided those disclosures in note 3. The adoption of IFRS/HKFRS 13 did not have any material impact on the fair value measurements of the Group’s assets and liabilities.

—	IAS/HKAS 1 (amendment), “Financial statements presentation”

The amendments require entities to present separately the items of other comprehensive income that would be reclassified to statement of income in the future if certain conditions are met from those that would never be reclassified to statement of income. The Group’s presentation of other comprehensive income in these financial statements has been modified accordingly.

—	Revised IAS/HKAS 19, “Employee benefits”

Revised IAS/HKAS 19 introduces a number of amendments to the accounting for defined benefit plans. Among them, revised IAS/HKAS 19 eliminates the “corridor method” under which the recognition of actuarial gains and losses relating to defined benefit schemes could be deferred and recognized in the statement of income over the expected average remaining service lives of employees. Under the revised standard, all actuarial gains and losses are required to be recognized immediately in other comprehensive income. Revised IAS/HKAS 19 also changed the basis for determining income from plan assets from expected return to interest income calculated at the liability discount rate, and requires immediate recognition of past service cost, whether vested or not.

As a result of the adoption of revised IAS/HKAS 19, the Group has changed its accounting policy with respect to defined benefit plans, for which the corridor method was previously applied. This change in accounting policy has not been applied retrospectively, as the adoption did not have significant impact on the Group’s consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(e)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)

(ii)

Up to the date of issue of these financial statements, the IASB and HKICPA issued certain amendments and a new interpretation which are not yet effective for the year ended December 31, 2013 and which have not been adopted in these financial statements except IFRS/HKFRS 9 “Financial instruments” which was early adopted by the Group on January 1, 2011. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IFRS/HKFRS 10, IFRS/HKFRS 12 and IAS/HKAS 27, “Investment entities”	January 1, 2014
Amendments to IAS/HKAS 36, “Recoverable amount disclosures for non-financial assets”	January 1, 2014
Amendments to IAS/HKAS 32, “Financial instruments: Presentation – Offsetting financial assets and financial liabilities”	January 1, 2014
IFRIC/HK(IFRIC) 21, “Levies”	January 1, 2014

The Group will adopt the relevant amendments and new interpretation in the subsequent periods as required. The Group is in the process of making an assessment of what the impact of these amendments and the new interpretation are expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

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

The Group adopted the purchase method of accounting to account for business combination of entities and businesses under common control before 2005. Under the purchase method of accounting in force at the date of the acquisition, the cost of an acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired was recorded as goodwill. If the cost of acquisition was less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference was recognized directly in the statement of income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3	Consolidation (Continued)

Under HKFRSs, business combination of entity and business under common control of the group after 2005 was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA in 2005. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs.

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

•	All resulting exchange differences are recognized in other comprehensive income and as a separate component of equity into other reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognized in the statement of income as part of the gain or loss on disposal.

For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB6.0537 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2013. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2013, or at any other date. The US$ convenience translation is not required under IFRS and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6	Property, Plant and Equipment

(a)	Construction-in-progress

Construction-in-progress (“CIP”) represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on CIP until such time as the assets are completed and ready for its intended use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of assets.

(b)	Property, plant and equipment

Property, plant and equipment held by the Group are stated at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives.

Property, plant and equipment comprise buildings, telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and other equipment. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

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

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate

Buildings	10 - 30 years	3-5%
Telecommunications equipment	5 - 10 years	3-5%
Office furniture, fixtures, motor vehicles and other equipment	5 - 10 years	3-5%

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

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of business combination in which the goodwill arose.

2.8	Lease Prepayments

Lease prepayments represent payments for land use rights. Lease prepayments for land use rights are stated at cost initially and expensed on a straight-line basis over the lease period.

2.9	Other Assets

Other assets mainly represent (i) computer software; (ii) prepaid rental for premises, leased lines and electricity cables; (iii) capitalized installation costs of fixed-line services and (iv) capitalized direct incremental costs for activating broadband subscribers.

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

(iv)

Capitalized direct incremental costs for activating broadband subscribers mainly include the costs of installing broadband terminals at clients' homes for the provision of broadband service. Such costs are amortized over the service period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10	Financial Assets

The Group classifies its financial assets into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition and the classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

Financial assets measured at amortized cost

Investments are classified under this category if they satisfy both of the following conditions:

•

The assets are held within a business model whose objective is to hold assets in order to collect contractual cash flows for managing liquidity and generating income on the investments, but not for the purpose of realizing fair value gains; and

•

The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, with interest being the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time.

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

Assets that have an indefinite useful life or are not yet available for use are not subject to amortization and are tested for impairment at each balance sheet date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that impairment losses were previously recognized are reviewed for possible reversal of the impairment at each reporting date.

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

Consumables consist of materials and supplies used in maintaining the Group’s telecommunications network and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence.

2.14	Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for doubtful debts (see note 2.12), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

Accounts receivable are amounts due from customers for services performed in the ordinary course of business. Other receivables are amounts due from the sales of mobile handsets and other operating activities. If collection of accounts receivable and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

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

Deferred revenue mainly represents upfront non-refundable fee, including installation fees of fixed-line business, which are deferred and recognized over the expected customer service period. Deferred revenue expected to be recognized in one year or less is classified as current liabilities. If not, they are presented as non-current liabilities.

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

Where any group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to equity shareholders of the Company and no gain or loss shall be recognized in the statement of income. The par value of the Company’s shares cancelled is transferred from share capital to the capital redemption reserve.

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

(d)	Supplementary benefits

In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as a defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured with sufficient regularity and the movement of the remeasurement is recognized in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As of December 31, 2013, the amount of the liability was RMB106 million (2012: RMB120 million).

(e)	Share-based compensation costs

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

—

Interconnection fees represent revenue received or receivable from other domestic and foreign telecommunications operators for the use of the Group’s telecommunications network, is recognized when service is rendered.

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

—

The Group offers preferential packages to the customers which include the bundle sale of mobile handset and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of the telecommunications service. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition;

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

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognized in the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

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

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income or loss, it is not recognized as deferred income tax. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Basic earnings per share is computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, after adjusting for the effects of the dilutive potential ordinary shares.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.33	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (a); or

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

3.1	Financial risk factors

The Group’s operating activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk, cash flow and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Financial risk management is carried out by the Group’s finance department at its headquarter, following the overall direction determined by the Executive Directors of the Company. The Group’s finance department at its headquarter identifies and evaluates financial risks in close co-operation with the Group’s operating units.

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

The Group’s finance department at its headquarter is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2011, 2012 and 2013, the Group had not entered into any forward exchange contracts or currency swap contracts.

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2012 and 2013.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (continued)

	2012			2013
	Original currency		RMB equivalent millions	Original currency millions		RMB equivalent millions
	millions	Exchange rate			Exchange rate

Cash and cash equivalents:
- denominated in HK dollars	244	0.81	198	794	0.79	627
- denominated in US dollars	85	6.29	533	106	6.10	646
- denominated in Euro	1	8.32	11	2	8.42	14
- denominated in Japanese Yen	25	0.07	2	33	0.06	2
- denominated in Singapore dollars	0.3	5.09	2	-	4.80	-
- denominated in GBP	1.6	10.16	16	0.1	10.06	1

Sub-total			762			1,290

Financial assets at fair value through other comprehensive income:
- denominated in Euro	654	8.32	5,442	760	8.42	6,400

Total			6,204			7,690

Borrowings:
- denominated in HK dollars	36,250	0.81	29,395	48,650	0.79	38,249
- denominated in US dollars	61	6.29	386	58	6.10	351
- denominated in Euro	24	8.32	200	21	8.42	178

Sub-total			29,981			38,778

Convertible bonds:
- denominated in US dollars	1,784	6.29	11,215	1,804	6.10	11,002

Obligations under finance lease:
- denominated in US dollars	55	6.29	344	52	6.10	317

Total			41,540			50,097

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China.

As of December 31, 2013, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars and Euro, while all other variables are held constant, the effect on income after tax would be approximately RMB3,661 million (2011: approximately RMB2,064 million; 2012: approximately RMB3,059 million) for cash and cash equivalents, borrowings, convertible bonds and obligations under finance lease included in other obligations denominated in foreign currencies, and the effect on other comprehensive income, net of tax impact, would be approximately RMB480 million (2011: approximately RMB513 million; 2012: approximately RMB408 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated balance sheet as financial assets at fair value through other comprehensive income.

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As of December 31, 2013, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income, net of tax impact, would be approximately RMB480 million (2011: approximately RMB513 million; 2012: approximately RMB408 million).

(iii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and related parties loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2012 and 2013, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2012 and 2013.

As of December 31, 2013, the Group had approximately RMB106,048 million (2012: approximately RMB111,581 million) of bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and amounts due to ultimate holding company at fixed rates and approximately RMB38,566 million (2012: approximately RMB30,539 million) of bank loans and obligations under finance lease included in other obligations at floating rates.

For the year ended December 31, 2013, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had been 50 basic points increase/decrease while all other variables are held constant, the effect on income after tax is approximately RMB492 million (2011: approximately RMB275 million; 2012: approximately RMB406 million).

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

To limit exposure to credit risk relating to cash and cash equivalents and short-term bank deposits, the Group primarily places cash and cash equivalents and short-term bank deposits only with large state-owned financial institutions in the PRC and other banks with acceptable credit ratings. Therefore, the Group expects that there is no significant credit risk and does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Group’s credit exposure is mainly attributable to accounts receivable for services (Note 14) and receivable for the sales of mobile handsets (Note 15). The Group has policies to limit the credit exposure on receivables for services and the sales of mobile handsets. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. The utilization of credit limits and the settlement pattern of the customers are regularly monitored by the Group. In respect of other receivables, individual credit evaluations are performed on all counterparties requiring credit over a certain amount. These evaluations focus on the counterparties’ past history of making payments when due and current ability to pay, and take into account information specific to the counterparties as well as the economic environment in which the counterparties operates.

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(c)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including the raising of bank loans and issuance of commercial papers, promissory notes, corporate bonds and convertible bonds. Due to the dynamic nature of the underlying business, the Group’s finance department at its headquarter maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilizing different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time period from the balance sheet date to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At December 31, 2012
Long-term bank loans	886	53	154	352
Corporate bonds	5,268	90	2,219	-
Convertible bonds	11,627	-	-	-
Promissory notes	15,309	-	-	-
Other obligations	2,652	141	113	85
Accounts payable and accrued liabilities	104,514	-	-	-
Amounts due to related parties	4,767	-	-	-
Amounts due to ultimate holding company	567	-	-	-
Amounts due to domestic carriers	1,163	-	-	-
Commercial papers	39,057	-	-	-
Short-term bank loans	70,249	-	-	-

	256,059	284	2,486	437

At December 31, 2013
Long-term bank loans	53	51	148	302
Corporate bonds	90	90	2,129	-
Convertible bonds	84	11,278	-	-
Other obligations	2,676	117	90	65
Accounts payable and accrued liabilities	102,212	-	-	-
Amounts due to related parties	4,176	-	-	-
Amounts due to ultimate holding company	1,665	-	-	-
Amounts due to domestic carriers	1,504	-	-	-
Commercial papers	35,406	-	-	-
Short-term bank loans	95,628	-	-	-

	243,494	11,536	2,367	367

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(c) for details.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.2	Capital risk management

The Group’s objectives when managing capital are:

•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.

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

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.2	Capital risk management (Continued)

The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest-bearing debts over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, convertible bonds, corporate bonds, obligations under finance lease, and certain amounts due to ultimate holding company, as shown in the consolidated balance sheet. Total equity represents equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet.

The Group’s debt-to-capitalization ratios are as follows:

	2012	2013
Interest-bearing debts:
- Commercial papers	38,000	35,000
- Short-term bank loans	69,175	94,422
- Long-term bank loans	536	481
- Convertible bonds	11,215	11,002
- Corporate bonds	2,000	2,000
- Obligations under finance lease included in other obligations	217	156
- Amounts due to ultimate holding company	-	1,344
- Current portion of long-term bank loans	850	48
- Current portion of promissory notes	15,000	-
- Current portion of corporate bonds	5,000	-
- Current portion of obligations under finance lease	127	161

	142,120	144,614

Total equity:
- Equity attributable to equity shareholders of the Company	209,505	218,899

Interest-bearing debts plus total equity	351,625	363,513

Debt-to-capitalization ratio	40.4%	39.8%

The decrease in debt-to-capitalization ratio during 2013 resulted primarily from the increase in the equity attributable to equity shareholders of the Company.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, financial assets at fair value through other comprehensive income, accounts receivable, receivable for the sales of mobile handsets, amounts due from related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, convertible bonds, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a)	Financial assets and liabilities measured at fair value

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date (level 1).
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2).
•	Unobservable inputs for the asset or liability (level 3).

The following table presents the Group’s assets that are measured at fair value at December 31, 2012:

	Level 1	Level 2	Level 3	Total

Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities	5,567	-	-	5,567

The following table presents the Group’s assets that are measured at fair value at December 31, 2013:

	Level 1	Level 2	Level 3	Total

Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities	6,497	-	-	6,497

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (continued)

(a)	Financial assets and liabilities measured at fair value (continued)

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

During the years ended December 31, 2012 and 2013, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as of the end of the reporting period in which they occur.

(b)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as of December 31, 2012 and 2013. Their carrying amounts, fair values and the level of fair values hierarchy are disclosed below:

	Carrying amounts as of December 31, 2012	Fair values as of December 31, 2012	Carrying amounts as of December 31, 2013	Fair values as of December 31, 2013	Fair value measurements as of December 31, 2013 categorized into
					Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	536	438	481	434	-	-	434
Promissory notes	15,000	14,914	-	-	-	-	-
Convertible bonds	11,215	11,186	11,002	10,929	-	-	10,929
Corporate bonds	7,000	7,025	2,000	1,959	-	-	1,959

The fair value of the non-current portion of long-term bank loans is based on cash flows discounted using rates based on the market rates ranging from 3.58% to 3.82% (2012: 3.52% to 3.67%) per annum.

The fair value of the Group's promissory notes at December 31, 2012 was computed based on the expected cash flows of principal and interests payment discounted at market rate of 4.36% and 4.37% per annum.

The fair value of the convertible bonds is estimated as being the present values of future cash flows, discounted at interest rates based on the government bond yield curve as of December 31, 2013 plus an adequate constant credit spread, adjusted for the Group’s own credit risk.

The fair value of the corporate bonds is based on cash flows discounted using rates based on the market rate of 6.01% (2012: 4.40% and 4.89%) per annum.

The carrying amounts of the Group’s other financial assets and liabilities carried at amortized cost approximated their fair values as of December 31, 2012 and 2013 due to the nature or short maturity of those instruments.

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

4.1	Depreciation on property, plant and equipment

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

4.2	Impairment of non-financial assets

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

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2012 and 2013.

4.3	Write down of inventories

The net realizable value of inventories is under management’s regular review, and as a result, write-down of inventories is recognized for the excess of inventories’ carrying amounts over their net realizable value. When making estimates of net realizable value, the Group takes into consideration the use of inventories held on hand and other information available to form the underlying assumptions, including the inventories’ market prices and the Group’s historical operating costs. The actual selling price of the inventories, the costs of completion and the costs necessary to make the sale and relevant taxes may vary based on the changes in market conditions and product saleability, manufacturing technology and the actual use of the inventories, resulting in the changes in write-down of inventories. The net profit or loss may then be affected in the period when the write-down of inventories is adjusted.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

4.4	Provision for doubtful debts

Management estimates a provision for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, additional provision may be required.

4.5	Subscriber points reward program

The fair value of subscriber points reward is estimated based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date, and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.

4.6	Income tax and deferred taxation

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

For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, changes in fair value on financial assets through other comprehensive income and provision for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB6,734 million as of December 31, 2013 (2012: approximately RMB6,534 million). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

6.	PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the years ended December 31, 2012 and 2013 is as follows:

	2012
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	56,782	688,626	44,014	2,754	54,682	846,858
Additions through the acquisition of Unicom New Horizon (Note 2.2(a))	20	11,918	153	28	8	12,127
Additions	69	699	122	57	95,115	96,062
Transfer from CIP	3,973	81,581	1,567	769	(87,890)	-
Disposals	(70)	(12,402)	(620)	(312)	-	(13,404)

End of year	60,774	770,422	45,236	3,296	61,915	941,643

Accumulated depreciation and impairment:
Beginning of year	(18,818)	(412,435)	(32,316)	(1,414)	(16)	(464,999)
Charge for the year	(2,566)	(51,132)	(4,338)	(551)	-	(58,587)
Disposals	66	11,819	591	312	-	12,788
Impairment transfer out upon disposal	-	152	-	-	-	152

End of year	(21,318)	(451,596)	(36,063)	(1,653)	(16)	(510,646)

Net book value:
End of year	39,456	318,826	9,173	1,643	61,899	430,997

Beginning of year	37,964	276,191	11,698	1,340	54,666	381,859

6.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2013
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	60,774	770,422	45,236	3,296	61,915	941,643
Reclassification	-	27,819	(27,819)	-	-	-
Additions	253	346	340	428	71,721	73,088
Transfer from CIP	4,074	62,769	1,152	627	(68,622)	-
Transfer to other asset	-	-	-	-	(5,883)	(5,883)
Disposals	(186)	(12,911)	(240)	(421)	(35)	(13,793)

End of year	64,915	848,445	18,669	3,930	59,096	995,055

Accumulated depreciation and impairment:
Beginning of year	(21,318)	(451,596)	(36,063)	(1,653)	(16)	(510,646)
Reclassification	-	(24,651)	24,651	-	-	-
Charge for the year	(3,003)	(59,788)	(1,523)	(737)	-	(65,051)
Impairment loss	-	-	-	-	(129)	(129)
Disposals	80	11,356	231	421	-	12,088
Impairment transfer out upon disposal	-	287	-	-	21	308

End of year	(24,241)	(524,392)	(12,704)	(1,969)	(124)	(563,430)

Net book value:

End of year	40,674	324,053	5,965	1,961	58,972	431,625

Beginning of year	39,456	318,826	9,173	1,643	61,899	430,997

As of December 31, 2013, the net book value of assets held under finance leases was approximately RMB334 million (2012: approximately RMB539 million).

For the year ended December 31, 2013, interest expense of approximately RMB894 million (2011: approximately RMB1,151 million; 2012: approximately RMB1,498 million) was capitalized to CIP. The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.87% to 4.47% for the year ended December 31, 2013 (2011: 3.84% to 5.04%; 2012: 4.08% to 5.16%).

For the year ended December 31, 2013, the Group recognized a gain on disposal of property, plant and equipment of approximately RMB115 million (2011: a gain of approximately RMB418 million; 2012: a gain of approximately RMB612 million).

During the year, as a result of a review on the assets categorization, certain equipment was reclassified from “Office furniture, fixtures, motor vehicles and other equipment” to “Telecommunications equipment”. This reclassification does not cause any changes in the estimated useful lives of those assets.

7.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and Hong Kong. Their net book value is analyzed as follows:

	2012	2013
Held on:
Leases of between 10 to 50 years	7,424	7,668
Leases of less than 10 years	177	370

	7,601	8,038

For the year ended December 31, 2013, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB257 million (2011: approximately RMB239 million; 2012: approximately RMB248 million).

8.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including revenue annual growth rate of 6% and the applicable discount rate of 12%. Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2012 and 2013 and no reasonable change to the assumptions would lead to an impairment charge.

9.	TAXATION

Hong Kong income tax has been provided at the rate of 16.5% (2011: 16.5%; 2012: 16.5%) on the estimated assessable income for the year. Taxation on income outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2011: 25%; 2012: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2011: 15%; 2012: 15%).

	Note	2011	2012	2013

Provision for income tax on the estimated taxable income for the year
- Hong Kong		20	24	29
- Outside Hong Kong		734	2,604	3,730
Adjustments to prior years’ current tax outside Hong Kong	(i)	117	73	(20)

		871	2,701	3,739

Deferred taxation		500	(276)	(433)

Income tax expenses		1,371	2,425	3,306

Reconciliation between applicable statutory tax rate and the effective tax rate:

	Note	2011	2012	2013
Applicable PRC statutory tax rate		25.0%	25.0%	25.0%
Non-deductible expenses		1.3%	1.6%	0.8%
Effect of withholding income tax for interest receivable from inter-company loans		0.5%	0.3%	0.2%
Adjustments to prior years’ current tax	(i)	2.1%	0.8%	(0.1%)
Non-taxable income		(0.5%)	(0.2%)	(0.1%)
Impact of different tax rate		(2.4%)	(1.2%)	(0.7%)
Others		(1.5%)	(0.8%)	(1.0%)

Effective tax rate		24.5%	25.5%	24.1%

(i) This item included certain non-deductible prior years’ expenses found during the regular examination by tax bureaus and the difference resulted from prior years’ accruals and actual settlement upon the completion of the tax filing during the year.

9.	TAXATION (CONTINUED)

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	2012	2013
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	4,128	4,189
- Deferred tax asset to be recovered within 12 months	2,914	2,893

	7,042	7,082

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(356)	(348)
- Deferred tax liabilities to be settled within 12 months	(152)	-

	(508)	(348)

Net deferred tax assets after offsetting	6,534	6,734

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(18)	(26)
- Deferred tax liabilities to be settled within 12 months	(2)	-

	(20)	(26)

Net deferred tax liabilities after offsetting	(20)	(26)

As of December 31, 2013, the Group did not recognize deferred tax assets in respect of tax losses incurred by Unicom New Horizon of approximately RMB4,730 million (2012: approximately RMB6,047 million), since it is not probable that future taxable income will be available against which the deferred tax asset can be utilized. The tax losses can be carried forward for five years from the year incurred and hence will be expired from 2014 to 2016.

The movement of the net deferred tax assets/liabilities is as follows:

	2011	2012	2013
Net deferred tax assets after offsetting:
- Beginning of year	4,940	5,091	6,534
- Deferred tax (charged)/credited to the statement of income	(493)	279	439
- Deferred tax credited/(charged) to other comprehensive income	644	384	(239)
- Additions through the acquisition of Unicom New Horizon (Note 2.2(a))	-	780	-

- End of year	5,091	6,534	6,734

Net deferred tax liabilities after offsetting:
- Beginning of year	(22)	(17)	(20)
- Deferred tax charged to the statement of income	(7)	(3)	(6)
- Deferred tax credited to other comprehensive income	12	-	-

- End of year	(17)	(20)	(26)

9.	TAXATION (CONTINUED)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets:	Provision for doubtful debts	Impairment loss on property, plant and equipment	Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (ii))	Accruals of expenses not yet deductible for tax purpose	Changes in fair value on financial assets through other comprehensive income	Others	Total
At January 1, 2011	1,047	1,196	1,811	709	467	703	5,933
(Charged)/credited to the statement of income	(72)	(1,179)	(64)	479	-	41	(795)
Credited to other comprehensive income	-	-	-	-	654	-	654

At December 31, 2011	975	17	1,747	1,188	1,121	744	5,792
Credited/(charged) to the statement of income	117	(1)	(64)	(153)	-	186	85
Credited to other comprehensive income	-	-	-	-	385	-	385
Additions through the acquisition of Unicom New Horizon (Note 2.2(a))	-	-	-	-	-	780	780

At December 31, 2012	1,092	16	1,683	1,035	1,506	1,710	7,042
Credited/(charged) to the statement of income	75	20	(64)	52	-	195	278
(Charged)/credited to other comprehensive income	-	-	-	-	(239)	1	(238)

At December 31, 2013	1,167	36	1,619	1,087	1,267	1,906	7,082

9.	TAXATION (CONTINUED)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows: (Continued)

Deferred tax liabilities:	Capitalized interest already deducted for tax purpose	Realized gain on changes in fair value of derivative financial instrument in 2009	Changes in fair value on financial assets through other comprehensive income	Others	Total
At January 1, 2011	(525)	(310)	(12)	(168)	(1,015)
Credited to the statement of income	272	-	-	23	295

Credited to other comprehensive income	-	-	2	-	2

At December 31, 2011	(253)	(310)	(10)	(145)	(718)
Credited to the statement of income	124	-	-	67	191

Charged to other comprehensive income	-	-	(1)	-	(1)

At December 31, 2012	(129)	(310)	(11)	(78)	(528)
Credited to the statement of income	108	-	-	47	155
Charged to other comprehensive income	-	-	(1)	-	(1)

At December 31, 2013	(21)	(310)	(12)	(31)	(374)

9.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	2012	2013

Net deferred tax assets after offsetting:
Deferred tax assets:
Provision for doubtful debts		1,092	1,167
Impairment loss on property, plant and equipment		16	36
Write-down of inventories		40	89
Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations	(ii)	1,683	1,619
Accruals of expenses not yet deductible for tax purpose		1,035	1,087
Deferred revenue on subscriber points reward program		103	113
Accruals of retirement benefits		16	8
Unrealized profit for the inter-company transactions		287	297
Deductible tax losses		812	615
Changes in fair value on financial assets through other comprehensive income		1,506	1,267
Others		452	784

		7,042	7,082

Deferred tax liabilities:
Capitalized interest already deducted for tax purpose		(129)	(21)
Realized gain on changes in fair value of derivative financial instrument in 2009		(310)	(310)
Changes in fair value on financial assets through other comprehensive income		(11)	(12)
Others		(58)	(5)

		(508)	(348)

		6,534	6,734

Net deferred tax liabilities after offsetting:
Deferred tax liabilities:
Accelerated depreciation for tax purpose		(20)	(26)

		(20)	(26)

(ii)	The prepayments for the leasehold land held by China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) were revalued for PRC tax purposes as of December 31, 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land were not recognized under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

10.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	Note	2012	2013
Equity securities issued by corporates		5,567	6,497

Analyzed by place of listing:
Listed in the PRC		125	97
Listed outside the PRC	34	5,442	6,400

		5,567	6,497

For the year ended December 31, 2013, increase in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB930 million (2011: decrease of approximately RMB2,629 million; 2012: decrease of approximately RMB1,530 million). The increase, net of tax impact, of approximately RMB690 million (2011: decrease, net of tax impact, of approximately RMB1,973 million; 2012: decrease, net of tax impact, of approximately RMB1,146 million) was recorded in the consolidated statement of comprehensive income.

11. SUBSIDIARIES

As of December 31, 2013, the details of the Company’s subsidiaries are as follows:

Name	Place and date of incorporation / establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect

China United Network Communications Corporation Limited	The PRC, April 21, 2000, limited liability company	100%	-	RMB 138,091,677,828	Telecommunications operation in the PRC

China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, October 22 ,1999, limited company	100%	-	6,699,197,200 ordinary shares, USD0.04 each	Investment holding in Hong Kong

China Unicom (Europe) Operations Limited	The United Kingdom, November 8 , 2006, limited company	100%	-	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom

China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	100%	-	1,000 shares, JPY366,000 each	Telecommunications operation in Japan

China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	100%	-	1 share, USD1 each and 30,000,000 shares, RMB1 each	Telecommunications operation in Singapore

Billion Express Investments Limited (“Billion Express”)	British Virgin Islands, August 15, 2007, limited company	100%	-	1 share, USD1 each	Investment holding and financing subsidiary of the Company

China Unicom Limited	Hong Kong, August 31, 2007, limited company	100%	-	2 ordinary shares, HKD1 each	Dormant

China Unicom (South Africa) Operations(Pty) Limited	South Africa, November 19, 2012, limited liability company	100%	-	Not applicable	Dormant

China Unicom (Hong Kong) Operations Limited	Hong Kong, May 24, 2000, limited company	-	100%	60,100,000 ordinary shares, HKD1 each	Telecommunications service in Hong Kong

11.	SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation / establishment and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect

China Unicom (Americas) Operations Limited	The United States of America (the “USA”), May 24, 2002, limited company	-	100%	5,000 shares, USD100 each	Telecommunications service in the USA

Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	-	100%	RMB 500,000,000	Sales of handsets, telecommunications equipments and provision of technical services in the PRC

China Unicom System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	-	100%	RMB 550,000,000	Provision of information communications technology services in the PRC

China Unicom Broadband Online Limited Corporation	The PRC, March 29, 2006, limited liability company	-	100%	RMB 30,000,000	Provision of internet information services and value-added telecommunications services in the PRC

Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, April 25, 1996, limited liability company	-	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

China Information Technology Designing & Consulting Institute Company Limited	The PRC, November 11, 1991, limited liability company	-	100%	RMB 430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC

11.	SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect

Unicom Xingye Communication Technology Company Limited	The PRC, October 30, 2000, limited liability company	-	100%	RMB 30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunications cards in the PRC

China Unicom Information Navigation Company Limited	The PRC, September 17, 1998, limited liability company	-	100%	RMB 6,825,087,800	Provision of customer services in the PRC

Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	-	100%	RMB 10,000,000	Provision of project consultation and management service in the PRC

Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	-	100%	RMB 2,200,000	Provision of property management services in the PRC

Unicompay Company Limited	The PRC, April 11, 2011, limited liability company	-	100%	RMB 250,000,000	Provision of e-payment services in the PRC

China United Network Communications Beijing New Space Infinite Media Advertising Limited Corporation	The PRC, July 21, 2006, limited liability company	-	100%	RMB 100,000	Provision of advertising design, production, agency and publication in the PRC

Designing Techniques of Posts and Telecommunications Magazine Office Company Limited	The PRC, December 15 , 2011, limited liability company	-	100%	RMB 300,000	Provision of magazine publishing services in the PRC

Unicom New Horizon Telecommunications Company Limited	The PRC, February 14, 2001, limited liability company	-	100%	RMB 40,233,739,557	Provision of lease service of telecommunications networks in the PRC

11.	SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation / establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect

Unicom Cloud Data Company Limited	The PRC, June 4 ,2013, limited liability company	-	100%	RMB 100,000,000	Provision of technology development, transfer and consulting service in the PRC

China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar (“Myanmar”), June 7, 2013, limited liability company	99%	1%	50,000 shares USD1 each	Communication technology training in Myanmar

12. OTHER ASSETS

	Note	2012	2013
Purchased software		6,364	8,121
Prepaid rental for premises, leased lines and electricity cables		6,102	6,955
Installation costs		799	712
Direct incremental costs for activating broadband subscribers		161	1,894
Others	(i)	1,054	3,614

		14,480	21,296

(i)

The amount includes the receivables from the sales of mobile handset that are gradually recovered over one year during the contract period. Receivables to be gradually recovered within one year is included in prepayments and other current assets (see Note 15(i)).

13. INVENTORIES AND CONSUMABLES

	2012	2013
Handsets and other customer end products	4,187	4,548
Telephone cards	359	386
Consumables	1,174	514
Others	83	88

	5,803	5,536

14. ACCOUNTS RECEIVABLE

	2012	2013
Accounts receivable	17,819	19,133
Less: Provision for doubtful debts	(4,066)	(4,291)

	13,753	14,842

The aging analysis of accounts receivable is as follows:

	2012	2013
Current, within one month	10,221	10,633
More than one month to three months	1,149	1,955
More than three months to one year	3,859	3,992
More than one year	2,590	2,553

	17,819	19,133

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

As of December 31, 2013, accounts receivable of approximately RMB4,209 million (2012: approximately RMB3,532 million) were past due but not impaired. Such overdue amounts can be recovered based on past experience. The aging analysis of these receivables is as follows:

	2012	2013
More than one month to three months	1,149	1,955
More than three months to one year	1,855	1,474
More than one year	528	780

	3,532	4,209

As of December 31, 2013, accounts receivable of approximately RMB4,291 million (2012: approximately RMB4,066 million) were impaired. The Group makes such provision based on its past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. The Group makes a full provision for receivables aged over 3 months after the credit period for individual subscribers unless they meet certain specified credit assessment criteria. The individually impaired receivables mainly relate to subscriber service fees. The aging of these receivables is as follows:

	2012	2013
More than three months to one year	2,004	2,518
More than one year	2,062	1,773

	4,066	4,291

Provision for doubtful debts is analyzed as follows:

	2011	2012	2013
Balance, beginning of year	3,980	3,510	4,066
Provision for the year	2,658	3,154	3,275
Written-off during the year	(3,128)	(2,598)	(3,050)

Balance, end of year	3,510	4,066	4,291

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

15. PREPAYMENTS AND OTHER CURRENT ASSETS

	Note	2012	2013
Receivable for the sales of mobile handsets	(i)	3,566	3,462
Prepaid rental		1,900	2,329
Deposits and prepayments		2,721	2,459
Advances to employees		284	246
Others		1,109	1,168

		9,580	9,664

(i)

The Group offers preferential packages to the customers which include the bundle sale of mobile handset and provision of service. As stated in Note 2.24, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. For those contractual preferential packages with guarantees by third parties, the revenue relating to the sale of the handsets is recognized when the titles are passed to the customers and are calculated under the aforementioned relative fair value method, which results in the corresponding receivable for the sales of mobile handsets. The receivable for the sales of mobile handset is gradually recovered during the contract period when the customers pay the monthly package fee. Receivables to be recovered over one year amounted to RMB2,496 million, and included in long term other assets (see Note 12 (i)).

The aging analysis of prepayments and other current assets is as follows:

	2012	2013
Within one year	8,901	9,310
More than one year	679	354

	9,580	9,664

As of December 31, 2012 and 2013, there was no significant impairment for the prepayments and other current assets.

16. SHORT-TERM BANK DEPOSITS

	2012	2013
Bank deposits with maturity exceeding three months	4	30
Restricted bank deposits	28	24

	32	54

As of December 31, 2012 and 2013, restricted bank deposits primarily represented deposits that were subject to externally imposed restrictions as requested by contractors in relation to payables owed to the contractors.

17. CASH AND CASH EQUIVALENTS

	2012	2013
Cash at bank and in hand	18,250	20,796
Bank deposits with original maturities of three months or less	-	710

	18,250	21,506

18. SHARE CAPITAL

	2012 HKD millions	2013 HKD millions
Authorized:
30,000,000,000 ordinary shares of HKD0.10 each	3,000	3,000

Issued and fully paid:	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total

At January 1, 2011	23,562	2,355	2,310	173,436	175,746
Issuance of shares upon exercise of options (Note 36)	3	1	1	36	37

At December 31, 2011	23,565	2,356	2,311	173,472	175,783
Issuance of shares upon exercise of options (Note 36)	-	-	-	1	1

At December 31, 2012	23,565	2,356	2,311	173,473	175,784
Issuance of shares upon exercise of options (Note 36)	217	22	17	1,731	1,748

At December 31, 2013	23,782	2,378	2,328	175,204	177,532

19. RESERVES

(a)  Nature and purpose

(i)   Statutory reserves

CUCL is registered as a foreign investment enterprise in the PRC. In accordance with the Articles of Association, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from income after tax and non-controlling interests but before dividend distribution.

CUCL is required to allocate at least 10% of its income after tax and non-controlling interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CUCL appropriated approximately RMB988 million (2011: approximately RMB271 million; 2012: approximately RMB641 million) to the general reserve fund for the year ended December 31, 2013.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs/HKFRSs, the appropriations to the staff bonus and welfare fund are charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2012 and 2013, no appropriation to staff bonus and welfare fund has been made by CUCL.

According to the PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation, the upfront connection fees were not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognized in the retained profits had been transferred from retained profits to the statutory reserve. As of December 31, 2011, an accumulated appropriation of approximately RMB12,289 million was made to the statutory reserve and no more upfront connection fees recognized afterwards.

19.	RESERVES (CONTINUED)

(a).  Nature and purpose (Continued)

(ii)  Share premium and capital redemption reserve

The application of the share premium account and the capital redemption reserve is governed by Sections 48B and 49H, respectively, of the Hong Kong Companies Ordinance and these reserves cannot be distributed to shareholders by way of dividend.

(iii)  Employee share-based compensation reserve

Employee share-based compensation reserve represents the fair value of share options granted to employees of the Group that are recognized in accordance with the accounting policy in Note 2.21 (e).

(iv)  Investment revaluation reserve

The investment revaluation reserve represents the changes in fair value of financial assets through other comprehensive income, net of tax, until the financial assets are derecognized.

(v)  Convertible bonds reserve

The convertible bonds reserve represents the equity component of the convertible bonds at initial recognition.

(vi)  Other reserve

Other reserve mainly represents the difference between the consideration and the net assets value for business combination of entities and businesses under common control and the effect of CUCL’s capitalization of retained profits.

20. LONG-TERM BANK LOANS

	Interest rates and final maturity	2012	2013

RMB denominated bank loans	Floating interest rate, 15% discount on the benchmark interest rate issued by the People’s Bank of China for three years bank borrowings on quarterly basis with maturity through 2013	800	-

USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (2012: Nil to 5.00%) per annum with maturity through 2039 (2012: maturity through 2039)	386	351

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2012: 1.10% to 2.50%) per annum with maturity through 2034 (2012: maturity through 2034)	200	178

Sub-total		1,386	529

Less: Current portion		(850)	(48)

		536	481

As of December 31, 2013, long-term bank loans of approximately RMB97 million (December 31, 2012: approximately RMB107 million) are guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2012	2013

Balances due:
- not later than one year	850	48
- later than one year and not later than two years	48	46
- later than two years and not later than five years	144	139
- later than five years	344	296

	1,386	529
Less: Portion classified as current liabilities	(850)	(48)

	536	481

21. PROMISSORY NOTES

On April 2, 2010, CUCL issued tranche one of a promissory note in the amount of RMB3 billion, with a maturity date of 3 years from the date of issue and which carried interests at 3.73% per annum. The promissory note was fully repaid in April 2013.

On September 20, 2010, CUCL issued tranche two of a promissory note in the amount of RMB12 billion, with a maturity date of 3 years from the date of issue and which carried interests at 3.31% per annum. The promissory note was fully repaid in September 2013.

22. CONVERTIBLE BONDS

On October 18, 2010, Billion Express, a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of par value HKD0.10 per share of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to certain anti-dilution and change in control adjustments set out in the Trust Deed dated October 18, 2010. Adjustments have been made to the conversion price from HKD15.85 to HKD15.36 as a result of the dividends paid by the Company since the convertible bonds were issued. The bondholders may exercise conversion rights at any time on or after November 28, 2010 up to the close of business on October 8, 2015 or, if such convertible bonds shall have been called for redemption by the Company before October 18, 2015, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof. Billion Express, would at the option of a bondholder, redeem all and not some only of such bondholder’s convertible bonds on October 18, 2013, the date fixed for redemption, at their principal amount together with interest accrued and unpaid (the “Put Option”). The last day on which the bondholders may give notice to exercise the Put Option was September 18, 2013. As no bondholder gave notice to exercise the Put Option to require the redemption of their convertible bonds by September 18, 2013, such right expired on that date. The convertible bonds are therefore reclassified as non-current liabilities as of December 31, 2013. In addition, on or at any time after October 18, 2013 and prior to October 18, 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

22. CONVERTIBLE BONDS (CONTINUED)

During the years ended December 31, 2012 and 2013, there was no conversion of the convertible bonds into shares in the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to convertible bonds reserve under equity attributable to equity shareholders of the Company.

The convertible bonds recognized in the consolidated balance sheet are calculated as follows:

	2012	2013
Movement of liability component:
Beginning of year	11,118	11,215
Less: interest paid	(87)	(85)
Less: effect of exchange gain on liability component	(28)	(338)
Add: imputed finance cost	212	210

End of year	11,215	11,002

The liability component of the convertible bonds at December 31, 2013 amounted to approximately USD1,804 million (equivalent to RMB11,002 million) (2012: approximately USD1,784 million, equivalent to RMB11,215 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

23. CORPORATE BONDS

On June 8, 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds were secured by a corporate guarantee granted by Bank of China Limited.

On September 3, 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds were secured by a corporate guarantee granted by State Grid Corporation of China. These corporate bonds were fully repaid in September 2013.

24. OTHER OBLIGATIONS

	Note	2012	2013

One-off cash housing subsidies	(a)	2,502	2,502
Obligations under finance lease	(b)	344	317
Others		127	108

Sub-total		2,973	2,927

Less: Current portion		(2,642)	(2,672)

		331	255

(a)  One-off cash housing subsidies

Certain staff quarters, prior to 1998, were sold to certain of the Group’s employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group determined to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounted to RMB4,142 million, which was charged to the statement of income for the year ended December 31, 2000 (the year in which the State Council circular in respect of cash subsidies was issued).

In January 2009, through the absorption of China Netcom (Group) Company Limited (“CNC China”) by CUCL and the absorption of China Network Communications Group Corporation (“Netcom Group”) by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As of December 31, 2013, the Group’s unpaid one-off cash housing subsides amounted to approximately RMB2,502 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required or will be paid the difference if the actual payments are lower than the amount provided.

24. OTHER OBLIGATIONS (CONTINUED)

(b)  Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analyzed as follows:

	2012	2013

Total minimum lease payments under finance lease:
- not later than one year	138	167
- later than one year and not later than two years	224	100
- later than two years and not later than three years	-	66

	362	333

Less: Future finance charges	(18)	(16)

Present value of minimum obligations	344	317

Representing obligations under finance lease:
- current liabilities	127	161

- non-current liabilities	217	156

25. SHORT-TERM BANK LOANS

	Interest rates and final maturity	2012	2013

RMB denominated bank loans	Fixed interest rates ranging from 3.62% to 5.04% (2012: 3.62% to 5.27%) per annum with maturity through 2014 (2012: maturity through 2013)	39,780	56,173

HKD denominated bank loans	Floating interest rates of HIBOR plus interest margin from 0.85% to 1.20% (2012: 1.00% to 2.15%) per annum with maturity through 2014 (2012: maturity through 2013)	29,395	38,249

Total		69,175	94,422

26. COMMERCIAL PAPERS

On July 12, 2012, CUCL issued tranche one of 2012 commercial papers in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and which carried interest at 3.45% per annum. The commercial papers were fully repaid in July 2013.

On October 24, 2012, CUCL issued tranche two of 2012 commercial papers in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and which carried interest at 4.20% per annum. The commercial papers were fully repaid in October 2013.

On October 25, 2012, CUCL issued tranche three of 2012 commercial papers in an amount of RMB8 billion, with a maturity date of 365 days from the date of issue and which carried interest at 4.20% per annum. The commercial papers were fully repaid in October 2013.

On July 10, 2013, CUCL issued tranche one of 2013 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 60 days from the date of issue and which carried interest at 4.20% per annum. The super and short-term commercial papers were fully repaid in September 2013.

On September 17, 2013, CUCL issued tranche two of 2013 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 180 days from the date of issue and which carried interest at 4.63% per annum.

On October 12, 2013, CUCL issued tranche three of 2013 super and short-term commercial papers in an amount of RMB10 billion, with a maturity date of 180 days from the date of issue and which carried interest at 4.68% per annum.

On October 21, 2013, CUCL issued tranche four of 2013 super and short-term commercial papers in an amount of RMB10 billion, with a maturity date of 180 days from the date of issue and which carried interest at 4.68% per annum.

27. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2012	2013

Payables to contractors and equipment suppliers	81,701	72,900
Payables to telecommunications products suppliers	5,587	5,333
Customer/contractor deposits	3,972	4,135
Repair and maintenance expense payables	2,455	3,251
Salary and welfare payables	1,581	2,548
Interest payable	846	568
Amounts due to services providers/content providers	1,396	1,459
Accrued expenses	8,035	9,041
Others	2,913	2,977

	108,486	102,212

The aging analysis of payables and accrued liabilities is as follows:

	2012	2013

Less than six months	96,044	82,279
Six months to one year	7,293	8,239
More than one year	5,149	11,694

	108,486	102,212

28. REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information (“MIIT”) and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB8,689 million for the year ended December 31, 2013 (2011: approximately RMB6,352 million; 2012: approximately RMB7,339 million).

The major components of revenue are as follows:

	2011	2012	2013
Mobile business
- Usage and monthly fees	54,186	61,019	68,626
- Value-added services revenue	37,880	52,102	67,975
- Interconnection fees	10,726	12,469	13,635
- Other mobile business service revenue	515	446	897

Total service revenue from mobile business	103,307	126,036	151,133

Fixed-line business
- Usage and monthly fees	24,116	20,151	17,698
- Broadband, data and other Internet-related services revenue	38,500	43,132	48,278
- Interconnection fees	4,579	4,224	4,146
- Value-added services revenue	4,562	4,367	3,996
- Leased line income	6,859	8,086	8,389
- Information communication technology services revenue	1,634	2,240	2,991
- Upfront connection fees	15	-	-
- Other fixed-line business service revenue	1,377	1,013	989

Total service revenue from fixed-line business	81,642	83,213	86,487

Other service revenue	936	878	947

Total service revenue	185,885	210,127	238,567
Sales of telecommunications products	23,282	38,799	56,471

	209,167	248,926	295,038

29. NETWORK, OPERATION AND SUPPORT EXPENSES

	2011	2012	2013

Repair and maintenance	9,581	10,426	11,697
Power and water charges	9,893	10,881	12,186
Operating leases charge for network, premises, equipment and facilities	8,978	10,105	8,625
Others	997	1,104	1,196

	29,449	32,516	33,704

30. EMPLOYEE BENEFIT EXPENSES

	Note	2011	2012	2013

Salaries and wages		20,904	22,360	24,025
Contributions to defined contribution pension schemes		2,860	3,200	4,363
Contributions to medical insurance		1,111	1,270	1,372
Contributions to housing fund		1,524	1,743	1,953
Other housing benefits		185	191	20
Share-based compensation	36	17	14	50

		26,601	28,778	31,783

31. COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2011	2012	2013

Handsets and other customer end products	28,663	43,894	62,430
Telephone cards	901	970	914
Others	175	176	72

	29,739	45,040	63,416

32. OTHER OPERATING EXPENSES

	2011	2012	2013

Provision for doubtful debts and write-down of inventories	2,645	3,150	4,219
Cost in relation to information communications technology services	1,410	1,978	2,664
Commission expenses	17,457	21,454	28,126
Advertising and promotion expenses	4,271	4,860	5,361
Amortized customer installation cost	2,577	3,173	3,319
Customer acquisition and retention cost	4,445	5,550	6,185
Auditors’ remuneration	67	68	59
Property management fee	1,667	2,010	2,163
Office and administrative expenses	3,555	3,554	2,755
Transportation expense	1,988	2,081	2,128
Miscellaneous taxes and fees	757	796	833
Technical support expenses	415	697	1,163
Repair and maintenance expenses	434	637	792
Others	1,898	1,244	2,197

	43,586	51,252	61,964

33. FINANCE COSTS

	Note	2011	2012	2013

Finance costs:
- Interest on bank loans repayable within 5 years		1,338	1,776	2,538
- Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		1,820	2,533	2,136
- Interest on convertible bonds repayable within 5 years		214	212	210
- Interest on related parties loans repayable within 5 years		20	14	42
- Interest on bank loans repayable over 5 years		3	2	3
- Interest on corporate bonds repayable over 5 years		90	90	-
- Less: Amounts capitalized in CIP	6	(1,151)	(1,498)	(894)

Total interest expense		2,334	3,129	4,035
- Exchange (gain)/ loss, net		(1,207)	75	(1,325)
- Others		347	460	403

		1,474	3,664	3,113

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

On May 14, 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

As of December 31, 2013, the related financial assets at fair value through other comprehensive income amounted to approximately RMB6,400 million (2011: approximately RMB6,837 million; 2012: approximately RMB5,442 million). For the year ended December 31, 2013, the increase in fair value of the financial assets through other comprehensive income was approximately RMB958 million (2011: decrease of approximately RMB2,616 million; 2012: decrease of approximately RMB1,541 million). The increase, net of tax impact, of approximately RMB719 million (2011: decrease, net of tax impact, of approximately RMB1,962 million; 2012: decrease, net of tax impact, of approximately RMB1,156 million), has been recorded in the consolidated statement of comprehensive income.

35. OTHER INCOME – NET

	2011	2012	2013

Dividend income from financial assets at fair value through other comprehensive income	867	415	193
Others	584	928	694

	1,451	1,343	887

36. EQUITY-SETTLED SHARE OPTION SCHEMES

36.1	Share option scheme

On June 1, 2000, the Company adopted the share option scheme pursuant to which the Board of Directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares not exceeding 10% of the total issued share capital of the Company (the “Share Option Scheme”). Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

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

The terms of the Share Option Scheme were amended on May 13, 2002 to comply with the requirements set out in Chapter 17 of the Listing Rules which came into effect on September 1, 2001 with the following major amendments:

(i)	share options may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii)	the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii)	minimum subscription price shall not be less than the higher of:

• the nominal value of the shares;

• the closing price of the shares on the SEHK as stated in the SEHK’s quotation sheets on the offer date in respect of the share options; and

• the average closing price of the shares on the SEHK’s quotation sheets for the five trading days immediately preceding the offer date.

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

All of the share options granted and outstanding as of December 31, 2013, are governed by the terms of the Share Option Scheme.

36. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

36.2	Special purpose share option scheme

Pursuant to the ordinary resolution passed by the shareholders on September 16, 2008, the Company adopted the special purpose share option scheme (the “Special Purpose Share Option Scheme”) in connection with the merger of the Company and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the Companies Ordinance for the granting of options to holders of China Netcom options outstanding at October 14, 2008 (“Eligible Participants”). Pursuant to this scheme, no fractional options can be granted and the maximum number of shares which may be issued upon the exercise of all options granted under this scheme and any other share options schemes of the Company must not in aggregate exceed 10% of the issued share capital of the Company as of the date of approval of this scheme.

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

No further options can be granted under the Special Purpose Share Option Scheme.

36. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

36.3	Share option information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2011		2012		2013

	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved

Balance, beginning of year	6.59	396,012,118	6.49	391,481,158	6.49	391,331,158
Granted	-	-	-	-	-	-
Lapsed	15.42	(1,806,000)	-	-	4.30	(110,000)
Exercised	14.77	(2,724,960)	6.35	(150,000)	6.40	(216,723,081)

Balance, end of year	6.49	391,481,158	6.49	391,331,158	6.61	174,498,077

Exercisable at end of year	6.49	391,481,158	6.49	391,331,158	6.61	174,498,077

Exercise of share options during the year ended December 31, 2013 resulted in 216,723,081 shares being issued (2011: 2,724,960 shares; 2012: 150,000 shares), with exercise proceeds of approximately RMB1,102 million (2011: RMB35 million; 2012: RMB0.77 million).

36. EQUITY-SETTLED SHARE OPTION SCHEME (CONTINUED)

36.3	Share option information (Continued)

As of balance sheet date, information of outstanding share options is summarized as follows:

Date of options grant	Vesting period	Exercisable period (Note i)	The price per share to be paid on exercise of options	Number of share options outstanding as of December 31, 2012	Number of share options outstanding as of December 31, 2013

Share options granted under the Share Option Scheme:

May 21, 2003	May 21, 2003 to May 21, 2006	May 21, 2004 to May 20, 2014	HKD4.30	8,956,000	-

July 20, 2004	July 20, 2004 to July 20, 2007	July 20, 2005 to July 19, 2014	HKD5.92	41,024,000	13,854,000

December 21, 2004	December 21, 2004 to December 21, 2007	December 21, 2005 to December 20, 2014	HKD6.20	654,000	128,000

February 15, 2006	February 15, 2006 to February 15, 2009	February 15, 2008 to February 14, 2015	HKD6.35	151,406,000	71,868,000

Share options granted under the Special Purpose Share Option Scheme:

October 15, 2008	October 15, 2008 to May 17, 2009	October 15, 2008 to November 16, 2014	HKD5.57	100,361,690	43,675,696

October 15, 2008	October 15, 2008 to December 6, 2010	October 15, 2008 to December 5, 2014	HKD8.26	88,929,468	44,972,381

				391,331,158	174,498,077

The options outstanding as of December 31, 2013 had a weighted average remaining contractual life of 0.97 years (2012: 0.94 years).

36.	EQUITY-SETTLED SHARE OPTION SCHEME (CONTINUED)

36.3	Share option information (Continued)

Note i:

In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board of Directors pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board of Directors as “Transferred Personnel” under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a “Mandatory Moratorium” under the relevant terms of the Share Option Scheme. As the “Mandatory Moratorium” was in force until middle of 2013, the Board of Directors further extended the exercise periods of certain share options by one year in each of March 2010, 2011, 2012 and 2013 under the relevant terms of the Share Option Scheme. As of December 31, 2013, approximately 3,214,236 (2012: approximately 23,440,000) share options held by Transferred Personnel remained valid.

Furthermore, in each of March 2010, 2011, 2012 and 2013, the expiry dates for certain share options were extended by one year by the Board of Directors pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable during the “Mandatory Moratorium Period” due to “Mandatory Moratorium”, which was in force until middle of 2013, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

Details of share options exercised during 2011, 2012 and 2013 are as follows:

For the year ended December 31, 2011:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved

June 30, 2001	15.42	16.32	39,228,480	2,544,000
October 15, 2008	5.57	15.62	1,007,947	180,960

			40,236,427	2,724,960

36.	EQUITY-SETTLED SHARE OPTION SCHEME (CONTINUED)

36.3	Share option information (Continued)

  For the year ended December 31, 2012:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved

February 15, 2006	6.35	13.34	952,500	150,000

  For the year ended December 31, 2013:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved

May 21, 2003	4.30	10.80	38,037,800	8,846,000
July 20, 2004	5.92	11.55	160,846,400	27,170,000
December 21, 2004	6.20	12.10	3,261,200	526,000
February 15, 2006	6.35	11.68	505,066,300	79,538,000
October 15, 2008	5.57	11.65	315,740,987	56,685,994
October 15, 2008	8.26	11.92	363,085,539	43,957,087

			1,386,038,226	216,723,081

For the year ended December 31, 2013, employee share-based compensation expenses amounted to approximately RMB50 million (2011: approximately RMB17 million; 2012: approximately RMB14 million).

37. DIVIDENDS

At the annual general meeting held on May 29, 2012, the shareholders of the Company approved the payment of a final dividend of RMB0.10 per ordinary share for the year ended December 31, 2011, totaling approximately RMB2,356 million which has been reflected as a reduction of retained profits for the year ended December 31, 2012. As of December 31, 2012, all dividends have been paid by the Company, except for dividends payable of approximately RMB552 million to Unicom BVI.

At the annual general meeting held on May 21, 2013, the shareholders of the Company approved the payment of a final dividend of RMB0.12 per ordinary share for the year ended December 31, 2012, totaling approximately RMB2,836 million which has been reflected as a reduction of retained profits for the year ended December 31, 2013. The dividend payable of approximately RMB644 million was due to Unicom BVI as of December 31, 2013.

At a meeting held on February 27, 2014, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.16 per ordinary share to the shareholders for the year ended December 31, 2013, totaling approximately RMB3,805 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2013, but will be reflected as an appropriation of retained profits in the financial statements for the year ended December 31, 2014.

	2011	2012	2013
Proposed final dividend:
RMB0.16 (2011: RMB0.10; 2012: RMB0.12) per ordinary share by the Company	2,356	2,828	3,805

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

38. EARNINGS PER SHARE

Basic earnings per share for the years ended December 31, 2011, 2012 and 2013 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended December 31, 2011, 2012 and 2013 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All dilutive potential ordinary shares for the years ended December 31, 2011, 2012 and 2013 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) the convertible bonds.

The potential ordinary shares which are not dilutive for the year ended December 31, 2011 arose from (i) share options with exercise price of HKD15.42 granted under the amended Share Option Scheme and (ii) the convertible bonds with initial conversion price of HKD15.85, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	2011	2012	2013
Numerator (in RMB millions):
Income attributable to equity shareholders of the Company used in computing basic earnings per share	4,227	7,096	10,408
Imputed finance cost on the liability component of convertible bonds	-	212	210

Income attributable to equity shareholders of the Company used in computing diluted earnings per share	4,227	7,308	10,618

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,564	23,565	23,658
Dilutive equivalent shares arising from share options	221	190	75
Dilutive equivalent shares arising from convertible bonds	-	909	923

Shares used in computing diluted earnings per share	23,785	24,664	24,656

Basic earnings per share (in RMB)	0.18	0.30	0.44

Diluted earnings per share (in RMB)	0.18	0.30	0.43

39. RELATED PARTY TRANSACTIONS

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

Management considers certain state-owned enterprises, have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines leased from other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements.

Management believes that meaningful information relating to related party transactions has been disclosed below.

39. RELATED PARTY TRANSACTIONS (CONTINUED)

39.1	Connected transactions with Unicom Group and its subsidiaries

(a) Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2011	2012	2013
Transactions with Unicom Group and its subsidiaries:

Leasing fee of Telecommunications Network in Southern China	(i)	2,400	2,600	-
Charges for value-added telecommunications services	(i), (ii)	51	13	53
Rental charges for property leasing	(i), (iii)	954	922	943
Charges for lease of telecommunications resources	(i), (iv)	307	293	328
Charges for engineering design and construction services	(i), (v)	2,728	2,890	2,178
Charges for shared services	(i), (vi)	177	186	171
Charges for equipment procurement services	(i), (vii)	227	394	188
Charges for ancillary telecommunications services	(i), (viii)	1,174	1,447	1,853
Charges for comprehensive support services	(i), (ix)	171	240	613
Income from comprehensive support services	(i), (ix)	108	93	52

39. RELATED PARTY TRANSACTIONS (CONTINUED)

39.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions (Continued)

(i)

On October 29, 2010, CUCL entered into the new agreements, “2011-2012 Network Lease Agreement” with Unicom New Horizon, and “2010 Integrated Services Agreement” with Unicom Group to renew certain continuing connected transactions as disclosed in the table (a) above. Major changes of the key terms of the new agreements are set out as follows:

—	2011-2012 Network Lease Agreement

Pursuant to 2011-2012 Network Lease Agreement, the lease of Telecommunications Network in Southern China was extended to another two years effective from January 1, 2011 to December 31, 2012 and was renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which would remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. The annual fee payable by CUCL for the lease for the year ended December 31, 2012 was RMB2.6 billion. The 2011-2012 Network Lease Agreement expired on December 31, 2012.

—	2010 Integrated Services Agreement

2010 Integrated Services Agreement has a term of three years commencing on January 1, 2011 and expired on December 31, 2013, and the service fees payable are calculated on the same basis as under previous agreements.

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

(iii)

CUCL and Unicom Group agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes. For the year ended December 31, 2013, the rental charge paid by Unicom Group was approximately RMB1.18 million, which was negligible.

39. RELATED PARTY TRANSACTIONS (CONTINUED)

39.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

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

(vi)

Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended December 31, 2013, the services charges paid by Unicom Group to CUCL was negligible.

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

39. RELATED PARTY TRANSACTIONS (CONTINUED)

39.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

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

On December 26, 2012, CUCL completed the acquisition of Unicom New Horizon from Unicom Group (Note 2.2 (a)). Following the completion of the acquisition, the transaction between Unicom New Horizon and the Group has no longer been a related party transaction in the consolidated financial statements.

(ii)	Acquisition of Unicom NewSpace

On December 1, 2011, Broadband Online completed the acquisition of Unicom NewSpace (Note 2.2 (b)). The purchase of Unicom NewSpace has been accounted for using merger accounting in accordance with AG 5. Accordingly, the transactions between Unicom NewSpace and the Group were eliminated and be no longer disclosed as related party transactions in the consolidated financial statements.

39. RELATED PARTY TRANSACTIONS (CONTINUED)

39.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

 (c)   Amounts due from and to Unicom Group and its subsidiaries

Amount due to Unicom Group as of December 31, 2013 included the unsecured entrusted loans from Unicom Group of RMB1,344 million with interest rate at 5.4% per annum.

Amounts due to Unicom Group as of December 31, 2012 and 2013 included the consideration payable in connection with the acquisition of Unicom NewSpace in 2011 of approximately RMB158 million.

Apart from the entrusted loan as aforementioned, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

 (d)   Renewal of continuing connected transactions in October 2013

The agreements governing the recurring related party transactions disclosed in (a) above between the Group and Unicom Group and its subsidiaries were expired on December 31, 2013. Accordingly, on October 24, 2013, CUCL entered into the new agreements, “2013 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. Major changes of the key terms between the new agreements and the previous agreements are set out as follows:

2013 Comprehensive Services Agreement has a term of three years commencing on January 1, 2014 and expiring on December 31, 2016, and the service fees payable shall be calculated on the same basis as under previous agreements. Annual caps for certain transactions have changed under the new agreement.

 (e)   Establishment of a Finance Company

On December 6, 2013, CUCL and Unicom Group entered into a capital contribution agreement for the establishment of a finance company (the “JV Company”) for the purposes of providing various financial services to the Group. CUCL and Unicom Group agreed to invest RMB2,730 million and RMB270 million in the JV Company, which represent 91% and 9% of the registered capital of the JV Company, respectively. The capital contribution agreement will become effective upon approval of China Banking Regulatory Commission.

 (f)   Commitments to related parties

As of December 31, 2012 and 2013, the Group had total future aggregate minimum operating lease payments to Unicom Group and its subsidiaries under non-cancellable operating leases as follows:

	2012	2013

Unicom Group and its subsidiaries	486	926

40. CONTINGENCIES AND COMMITMENTS

40.1	Capital commitments

As of December 31, 2012 and 2013, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	2012	2013
	Total	Land and buildings	Equipment	Total

Authorized and contracted for	8,225	213	11,602	11,815
Authorized but not contracted for	1,470	12,430	4,127	16,557

	9,695	12,643	15,729	28,372

40.2	Operating lease commitments

As of December 31, 2012 and 2013, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	2012	2013
	Total	Land and buildings	Equipment	Total

Leases expiring:
- not later than one year	2,092	3,735	1,365	5,100
- later than one year and not later than five years	5,184	5,264	1,906	7,170
- later than five years	745	1,693	470	2,163

	8,021	10,692	3,741	14,433

40. CONTINGENCIES AND COMMITMENTS (CONTINUED)

40.3	Contingent liabilities

In 2011, the NDRC investigated the alleged monopolistic conducts in the broadband internet service of the Group. Based on management’s assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as of December 31, 2012 and 2013.

40.4	Guarantee

The Company provides guarantee in favor of the convertible bondholders in respect of the outstanding convertible bonds issued by Billion Express amounted to USD1,838,800,000 as of December 31, 2013 (2012: USD1,838,800,000)(Note 22).

41. EVENTS AFTER BALANCE SHEET DATE

Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2013. For details, please refer to Note 37.

42. CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY)

Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As of December 31, 2012 and 2013, RMB25,752 million and RMB26,740 million (US$4,417 million) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s PRC subsidiaries, respectively.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of registered capital and statutory reserves that amounted to RMB178,620 million and RMB180,389 million (US$29,798 million) as of December 31, 2012 and 2013, respectively.

The following presents condensed unconsolidated financial information of the parent company only.

Condensed Balance Sheets

	As of December 31
	2012	2013	2013
	RMB	RMB	US$

ASSETS
Non-current assets
Property, plant and equipment	24	20	3
Investments in subsidiaries	159,789	159,789	26,395
Loan to a subsidiary	21,452	34,674	5,728
Deferred income tax assets	1,221	959	159
Financial assets at fair value through other comprehensive income	5,442	6,400	1,057

	187,928	201,842	33,342

Current assets
Loans to subsidiaries	6,325	69	11
Amounts due from subsidiaries	4,738	4,673	772
Dividend receivable	21,455	26,038	4,301
Prepayments and other current assets	23	26	4
Cash and cash equivalents	153	966	160

	32,694	31,772	5,248

Total assets	220,622	233,614	38,590

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	2,311	2,328	385
Share premium	173,473	175,204	28,942
Reserves	(2,596)	(2,476)	(409)
Retained profits
- Proposed final dividend	2,828	3,805	628
- Others	2,461	3,732	616

Total equity	178,477	182,593	30,162

LIABILITIES
Non-current liabilities
Loan from a subsidiary	11,452	11,108	1,835

Current liabilities
Short-term bank loans	29,395	38,249	6,318
Accounts payable and accrued liabilities	465	675	111
Loans from subsidiaries	37	23	4
Amounts due to subsidiaries	177	167	28
Taxes payable	67	155	26
Dividend payable	552	644	106

	30,693	39,913	6,593

Total liabilities	42,145	51,021	8,428

Total equity and liabilities	220,622	233,614	38,590

Net current assets/(liabilities)	2,001	(8,141)	(1,345)

Total assets less current liabilities	189,929	193,701	31,997

Condensed Statements of Comprehensive Income

	Year ended December 31
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Dividend income	4,390	3,562	4,797	792
General and administrative expenses	(73)	(52)	(103)	(17)
Interest income	390	437	649	107
Finance costs	(158)	(873)	(131)	(22)
Other income-net	18	1	1	-

Income before income tax	4,567	3,075	5,213	860
Income tax expenses	(299)	14	(132)	(22)

Net income	4,268	3,089	5,081	838
Other comprehensive income:
change in fair value of financial assets through other comprehensive income-net	(1,962)	(1,156)	719	119

Total comprehensive income for the year	2,306	1,933	5,800	957

Condensed Statements of Cash Flows

	Year ended December 31
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net cash outflow from operating activities	(639)	(367)	(105)	(17)
Net cash outflow from investing activities	(2,565)	(9,776)	(7,296)	(1,205)
Net cash inflow from financing activities	3,085	9,800	8,232	1,360
- Dividend paid to equity shareholders of the Company	(2,070)	(2,283)	(2,686)	(444)

Net (decrease)/increase in cash and cash equivalents	(119)	(343)	831	138
Cash and cash equivalents at beginning of year	615	496	153	25
Effect of changes in foreign exchange rate	-	-	(18)	(3)

Cash and cash equivalents at end of year	496	153	966	160

In the Company’s balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

43. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on February 27, 2014.