Form 20-F
period 2014-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2015-04-23
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, 23,946,973,083 ordinary shares were issued and outstanding.

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

Large Accelerated Filer  ☒                  Accelerated Filer  ☐                 Non-Accelerated Filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

- ii -

Note Regarding Forward-Looking Statements

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) our plans and strategies and our ability to successfully execute these plans and strategies, including those in connection with our mergers and acquisitions and capital expenditures; (ii) our plans for network expansion, including those in connection with the build-out of our mobile broadband services, which consist of third generation mobile telecommunications, or 3G, and fourth generation mobile telecommunications, or 4G, digital cellular businesses, and network infrastructure; (iii) our competitive position, including our ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage our position as an integrated telecommunications operator and expand into new businesses and markets; (iv) our future business condition, including our future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, our new and existing products and services, in particular, our mobile broadband services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

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

The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, or the SASAC, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, mobile broadband services;

•	competitive forces from more liberalized markets and our ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans;

- iii -

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business; and

•	effects of any anti-monopoly investigation by the National Development and Reform Commission of the PRC, or the NDRC, relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

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

- iv -

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

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data for the years ended December 31, 2012, 2013 and 2014 and the selected historical consolidated balance sheet data as of December 31, 2013 and 2014 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated income statement data for the years ended December 31, 2010 and 2011 and consolidated balance sheet data as of December 31, 2010, 2011 and 2012 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been prepared and presented in accordance with IFRS/HKFRS. The statistical information set forth in this annual report on Form 20-F relating to China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside China.

In December 2012, we completed the acquisition of the entire equity interest in Unicom New Horizon Telecommunications Company Limited, or Unicom New Horizon, through our wholly owned subsidiary, China United Network Communications Corporation Limited, or CUCL, from Unicom Group, or the 2012 Acquisition. See “A. History and Development of the Company — Unicom Acquisitions and Sales — 2012 Acquisition” under Item 4. As Unicom New Horizon did not meet the definition of a “business” under IFRS/HKFRS 3 (Revised) “Business Combinations”, we accounted for the 2012 Acquisition as an asset purchase transaction in accordance with IAS/HKAS 16 “Property, Plant and Equipment”.

In December 2011, we completed the acquisition of the entire equity interest in China Unicom NewSpace Limited, or Unicom NewSpace, by China Unicom Broadband Online Limited Corporation, or Broadband Online, a wholly owned subsidiary of CUCL, from Unicom Group, or the 2011 Acquisition. See “A. History and Development of the Company — Unicom Acquisitions and Sales — 2011 Acquisition” under Item 4. Because we and Unicom NewSpace were under common control of Unicom Group both prior to and after the 2011 Acquisition, the 2011 Acquisition is considered as a business combination of entities and businesses under common control and has been accounted for using merger accounting in accordance with Accounting Guideline 5 “Merger accounting for common control combinations”, or AG 5, issued by the HKICPA in November 2005. Upon our adoption of IFRS, we adopted the accounting policy to account for the business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. Given that Unicom NewSpace had always been under common control during all the periods presented, the assets and liabilities thereof are stated at predecessor values and are included in the consolidated financial statements included in this annual report on Form 20-F as if Unicom NewSpace had always been part of our company during all the periods presented prior to 2011.

	As of or for the year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Income Statement Data:

Revenue(2)
Mobile services
Service revenue	82,449	103,307	126,036	151,133	155,095	24,997
Sales of mobile telecommunications products	7,173	23,219	38,735	56,393	39,743	6,405

Total mobile telecommunications revenue	89,622	126,526	164,771	207,526	194,838	31,402

Fixed-line services
Service revenue (2)	79,942	81,642	83,213	86,487	88,481	14,261
Sales of fixed-line telecommunications products	114	63	64	78	60	9

Total fixed-line telecommunications revenue	80,056	81,705	83,277	86,565	88,541	14,270

Unallocated amounts
Service revenue (2)	1,692	936	878	947	1,302	210
Sales of other telecommunications products	—	—	—	—	—	—

	1,692	936	878	947	1,302	210

Total revenue	171,370	209,167	248,926	295,038	284,681	45,882

Total costs, expenses and others	(166,786)	(203,569)	(239,405)	(281,324)	(268,750)	(43,314)

Income before income tax	4,584	5,598	9,521	13,714	15,931	2,568

Income tax expenses	(883)	(1,371)	(2,425)	(3,306)	(3,876)	(625)

Net income	3,701	4,227	7,096	10,408	12,055	1,943

Earnings per share for income attributable to equity shareholders during the year
-Basic earnings per share(3)	0.16	0.18	0.30	0.44	0.51	0.08
-Diluted earnings per share(3)	0.16	0.18	0.30	0.43	0.49	0.08
-Basic earnings per ADS(4)	1.57	1.79	3.01	4.40	5.05	0.81
-Diluted earnings per ADS(4)	1.56	1.78	2.96	4.31	4.95	0.80

-Number of shares outstanding for basic earnings per share(3)	23,562	23,564	23,565	23,658	23,852	23,852
-Number of shares outstanding for diluted earnings per share(3)	23,704	23,785	24,664	24,656	24,795	24,795
-Number of ADS outstanding for basic earnings per ADS(4)	2,356	2,356	2,357	2,366	2,385	2,385
-Number of ADS outstanding for diluted earnings per ADS(4)	2,370	2,379	2,466	2,466	2,480	2,480

	As of or for the year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Balance Sheet Data:

Assets
Cash and cash equivalents and short-term bank deposits	22,870	15,410	18,282	21,560	25,364	4,088
Property, plant and equipment	365,654	381,859	430,997	431,625	438,321	70,645
Inventories and consumables	3,728	4,651	5,803	5,536	4,378	706
Prepayments and other current assets	5,115	6,127	9,580	9,664	10,029	1,616
Financial assets at fair value through other comprehensive income	6,214	6,951	5,567	6,497	5,902	951
Total assets	441,269	456,233	516,124	529,171	545,072	87,850

Liabilities
Accounts payable and accrued liabilities	97,666	95,252	108,486	102,212	120,371	19,400
Short-term bank loans	36,727	32,322	69,175	94,422	91,503	14,748
Commercial papers	23,000	38,000	38,000	35,000	9,979	1,608
Current portion of long-term bank loans	58	50	850	48	45	7
Current portion of other obligations	2,637	2,586	2,642	2,672	2,698	435
Current portion of corporate bonds	—	—	5,000	—	—	—
Current portion of promissory notes	—	—	15,000	—	—	—
Long-term bank loans	1,462	1,384	536	481	420	68
Promissory notes	15,000	15,000	—	—	21,460	3,459
Convertible bonds	11,558	11,118	11,215	11,002	11,167	1,800
Corporate bonds	7,000	7,000	2,000	2,000	2,000	322
Tax payable	1,483	1,232	1,820	2,634	1,466	236
Total liabilities	235,608	250,335	306,619	310,272	317,531	51,177

Shareholders’ equity	205,661	205,898	209,505	218,899	227,541	36,673

Share capital(5)	2,310	2,311	2,311	2,328	179,101	28,866

	As of or for the year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Other Financial Data:

CONTINUING OPERATIONS
Net cash inflow from operating activities of continuing operations	66,376	66,491	70,620	78,482	88,094	14,198
Net cash outflow from investing activities of continuing operations	(76,619)	(82,970)	(99,480)	(77,110)	(75,319)	(12,139)
Net cash inflow/(outflow) from financing activities of continuing operations	19,824	8,988	32,004	1,926	(8,973)	(1,446)
Net cash inflow/(outflow) from continuing operations	9,581	(7,491)	3,144	3,298	3,802	613

DISCONTINUED OPERATIONS(6)
Net cash inflow from operating activities of discontinued operations	—	—	—	—	—	—
Net cash inflow from investing activities of discontinued operations	5,121	—	—	—	—	—
Net cash outflow from financing activities of discontinued operations	—	—	—	—	—	—

Net cash inflow from discontinued operations	5,121	—	—	—	—	—

Net increase/(decrease) in cash and cash equivalents	14,702	(7,491)	3,144	3,298	3,802	613

Dividend declared per share	0.08	0.10	0.12	0.16	0.20	0.03

(1)	The translation of RMB into U.S. dollars has been made at the rate of RMB6.2046 to US$1.00, representing the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014. The translations are solely for the convenience of the reader.
(2)	Revenue and service revenue figures for the years ended December 31, 2010 and 2011 include fixed-line upfront connection fees for basic telephone access services that were eliminated by order of the former Ministry of Information Industry in July 2001. As of December 31, 2011, we made an accumulated appropriation of approximately RMB12,289 million to the statutory reserve in relation to fixed-line upfront connection fees, which were deferred and amortized over the expected customer service period of 10 years. No upfront connection fees will be recognized after December 31, 2011.
(3)	See Note 39 to our consolidated financial statements included elsewhere in this annual report on Form 20-F on how basic and diluted earnings per share are calculated under IFRS/HKFRS.
(4)	Earnings per ADS is calculated by multiplying earnings per share by 10, which is the number of shares represented by each ADS.
(5)	The significant increase in our share capital in 2014 is primarily caused by the conversion of the amounts standing to the credit of the share premium account and the capital redemption reserve into our share capital due to the implementation of the no-par value regime under the Hong Kong Companies Ordinance (Cap. 622), which became effective on March 3, 2014. See Note 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(6)	Results of CDMA business were recorded as discontinued operations for the year ended December 31, 2008.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, or the daily exchange rate. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 31, 2014 (RMB6.2046 to US$1.00 and HK$7.7531 to US$1.00). These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The daily exchange rates were RMB6.1976 = US$1.00 and HK$7.7510 = US$1.00, respectively, on April 17, 2015. The following table sets forth the high and low daily exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Exchange Rate

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low
October 2014	6.1385	6.1107	7.7645	7.7541
November 2014	6.1429	6.1117	7.7572	7.7519
December 2014	6.2256	6.1490	7.7616	7.7509
January 2015	6.2535	6.1870	7.7563	7.7508
February 2015	6.2695	6.2399	7.7584	7.7517
March 2015	6.2741	6.1955	7.7686	7.7534
April 2015 (up to April 17, 2015)	6.2152	6.1930	7.7525	7.7499

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2010, 2011, 2012, 2013 and 2014, calculated by averaging the daily exchange rate on the last day of each month during the relevant years.

Average Exchange Rate

	RMB per US$1.00	HK$ per US$1.00
2010	6.7603	7.7692
2011	6.4475	7.7793
2012	6.2990	7.7556
2013	6.1412	7.7565
2014	6.1704	7.7554

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Business

We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially and adversely affect our financial condition, results of operations and growth prospects.

The telecommunications industry in China has been rapidly evolving. Following the restructuring of the PRC telecommunications industry in 2008, we, along with China Mobile Communications Corporation, or China Mobile, and China Telecommunications Corporation, or China Telecom, have become full-service telecommunications service providers that operate both fixed-line and mobile telecommunications networks in China. See “A. History and Development of the Company — Restructurings of the Telecommunications Industry” under Item 4. We face intense competition in each of our business lines from China Mobile and China Telecom and expect that this competition will further intensify. In particular, we compete with China Mobile and China Telecom in mobile services. For fixed-line services, we are a leading fixed-line operator in northern China, while China Telecom has a dominant market position in southern China and the MIIT granted to China Mobile the approval for China Mobile to authorize China Mobile Limited to operate the fixed-line telecommunications business in December 2013. In addition, the PRC Government is in the process of introducing new policies that may intensify competition among the three telecommunications operators, such as the policies that would allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers in certain areas in China and the removal by the State Council of the MIIT’s approval requirement on the tariff standard of telecommunications services.

We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. Such competition may further intensify due to recent policies of the PRC Government. For example, the PRC Government is in the process of implementing policies regarding the convergence of television broadcast, telecommunications and Internet access networks, and has introduced a series of policies that encourage non-State-owned companies to enter the PRC telecommunications industry. In May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit non-State-owned companies to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. The trial period is expected to end on December 31, 2015, subject to further adjustment by the MIIT. Since December 2013, the MIIT has approved 42 companies to operate such business.

We also face increasing competition from other telecommunications operators for key employees. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could result in significant increase in our operating expenses, and we may be unable to attract or retain these personnel.

Intensive competition from China Mobile and China Telecom, as well as other companies that provide telecommunications or related services, could lead to slower subscriber growth, lower usage or traffic volume of our telecommunications services, continued price pressure, higher customer acquisition and retention costs and higher labor costs, which may materially and adversely affect our financial condition, results of operations and growth prospects.

The industry trends of mobile service substitution and mobile service migration from old generations to new generations may continue to have a material adverse effect on our fixed-line local telephone services and mobile services, which may materially and adversely affect our financial condition, results of operations and growth prospects.

We experienced a continuing decline in the number of fixed-line local telephone subscribers and usage of our fixed-line local telephone services during the past several years due to the trend of mobile service substitution for fixed-line services. Consistent with trends in global markets in recent years, significant traffic from our fixed-line networks has been diverted to mobile networks, including mobile networks of other mobile operators. This trend has resulted in a continuing decline in our revenue derived from our fixed-line local telephone services in recent years.

Similarly, as the technology of mobile services evolves, the trend of mobile services migration from old generations to new generations would generally have an adverse effect on our old generations services, including a growth slowdown or a decrease in the number of subscribers and usage. With this trend, we cannot assure you that we will successfully retain existing mobile services subscribers or attract mobile services subscribers of other telecommunications operators. For example, our Global System for Mobile Communications, or GSM mobile services have been negatively affected by the trend of migration to mobile broadband services, which resulted in a decrease in our subscribers and revenue of our GSM services.

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

Failure to respond to technological and industry developments in a timely and effective manner or failure to continually optimize, expand and upgrade our networks and infrastructure could materially and adversely affect our competitive position and hinder our growth.

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

In addition, the growth of our business depends on whether we are able to continue to optimize the capacity, expand the coverage and improve the quality of, and upgrade our existing networks and infrastructure in a timely and effective manner. Our ability to expand and upgrade our networks and infrastructure is subject to a number of uncertainties, including our ability to achieve the following on a timely basis and on acceptable terms:

•	manage technology migration in an effective manner, including effectively responding to a shortage of available Internet Protocol version 4 addresses and timely developing mobile network long-term evolution;

•	obtain adequate financing;

•	obtain relevant government licenses, permits and approvals;

•	obtain adequate network equipment and software;

•	retain experienced management and technical personnel;

•	obtain sufficient spectrum frequencies, network numbers and other telecommunications resources controlled by the PRC Government;

•	gain access to the sites for network construction or upgrade; and

•	enter into interconnection and other arrangements with other operators.

If we are not able to timely and effectively overcome the uncertainties and difficulties we may encounter in expanding and upgrading our networks and infrastructure, our competitive position, financial condition, results of operations and growth prospects may be materially and adversely affected.

The successful development of our mobile broadband services is subject to market demand, consumer acceptance, technological challenges, competition on service fees, terminal subsidies and other marketing expenses, and other uncertainties, and expected benefits from investments in our mobile broadband networks.

We commercially launched our 3G services and 4G services in October 2009 and March 2014, respectively, and we will continue to make investments in our mobile broadband networks, expand our network coverage and improve our network quality in the future. We may experience various difficulties in the development of our mobile broadband services, including software, network, handset and other technical issues. We cannot assure you that we will be able to do so in a timely fashion or that we will not encounter other difficulties. Moreover, we cannot assure you that:

•	we will be able to gain access to sufficient sites for mobile broadband network expansion;

•	there will be sufficient demand for mobile broadband services, or our mobile broadband services will be more popular among potential subscribers than those of our competitors;

•	our mobile broadband services will generate an acceptable or commercially viable rate of return; and

•	we will not encounter unexpected technological difficulties in implementing mobile broadband technologies.

Any failure or delay in expanding and upgrading our mobile broadband networks, any increase in the associated costs (including the costs and expenses that may be incurred as a result of the changes of our marketing and sales policies, including terminal subsidies, to meet the market demand), or any problem encountered in our operations of mobile broadband services could hinder the recovery of our significant capital investment in mobile broadband services, respectively, which could in turn have a material adverse effect on our financial condition, results of operations and growth prospects. For example, our depreciation and amortization expenses increased by 8.3% from RMB68.20 billion in 2013 to RMB73.87 billion in 2014, primarily due to our continuing expansion and upgrade of our fixed-line and mobile broadband networks. Also, our network, operation and support expenses increased by 12.3% from RMB33.70 billion in 2013 to RMB37.85 billion in 2014, mainly attributable to the expansion of our network coverage as well as our increased investment in network operation and enhanced network support and maintenance. If such expenses continue to increase without corresponding increase in the relevant service revenue, our profitability would be adversely affected.

Because we rely on arrangements with other telecommunications operators, changes to the terms or availability of these arrangements may result in disruptions to our services and operations and may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects.

Our ability to provide telecommunications services depends upon arrangements with other telecommunications operators. In particular, interconnection is necessary to complete all calls between our subscribers and subscribers of other telecommunications operators. We, either through ourselves or through Unicom Group, have established interconnection and transmission line leasing arrangements with other telecommunications operators, including our parent company, as required to conduct our current business. Any disruption to our interconnection with the networks of those operators or other international telecommunications carriers with which we interconnect may affect our operations, service quality and customer satisfaction, thus adversely affecting our business. Furthermore, we are generally not entitled to collect indirect or consequential damages resulting from disruptions in the networks with which we are interconnected. Any disruption in existing interconnection arrangements and leased line arrangements or any significant change of their terms, as a result of natural events or accidents or for regulatory, technical, competitive or other reasons, may lead to temporary service interruptions and increased costs that can seriously jeopardize our operations and adversely affect our financial condition, results of operations and growth prospects. Difficulties in executing alternative arrangements with other operators on a timely basis and on acceptable terms, including the inability to promptly establish additional interconnection links or increase interconnection bandwidths as required, could also materially and adversely affect our financial condition, results of operations and growth prospects.

Interruptions to our networks and operating systems or to those with which we interconnect, including those caused by natural disaster and service maintenance and upgrades, may disrupt our services and operations and may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects.

Our network infrastructure and the networks with which we interconnect are vulnerable to potential damages or interruptions from floods, wind, storms, fires, power loss, severed cables, acts of terrorism and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other failure of our networks or systems, or the networks to which we are interconnected, may result in consequential interruptions in services across our telecommunications infrastructure. For example, in August 2014, an earthquake registering 6.5 on the Richter scale struck Lu Dian region of Yunnan Province. In 2014, certain areas of China suffered from severe floods. Our network equipment, including our base stations, in the affected areas sustained extensive damage, leading to service stoppage and other disruptions in our operations in those areas. Any future natural disasters may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our services and operations. Moreover, our networks and systems and the networks with which we interconnect also require regular maintenance and upgrades. Such maintenance and upgrades may cause service disruptions. Network or system failures, as well as high traffic volumes, may also affect the quality of our services and cause temporary service interruptions. Any such future occurrence may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects.

If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected.

We continue to have a significant level of capital expenditure and debt service requirements necessary to implement our business strategies. We incurred RMB84.88 billion for capital expenditure in 2014. We expect to continue incurring significant capital expenditure in 2015. To the extent these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. We cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms. Even if we obtain such financing, our financing cost may increase significantly as a result of additional financing or higher interest rate. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:

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

We may continue to experience declines in ARPU for our telecommunications services.

In 2014, the ARPU for our mobile services decreased by 8.4% from 2013, primarily due to (i) the intensified competition with other telecommunications operators in China; (ii) the implementation of value-added tax to replace business tax in the PRC telecommunications industry; (iii) the change in our subsidies towards a model of lesser handset subsidies and more rebates or discounts on service charges to our subscribers, which resulted in a direct reduction of our mobile service revenue; and (iv) many new subscribers are users with lower usage of telecommunications services. We may continue to experience declining ARPU in the foreseeable future, which could have a material adverse effect on our financial condition and results of operations. Although we have been making efforts to manage those effects by allocating more resources to diversify our service offerings, particularly the value-added services, promote our integrated mobile and fixed-lined services to encourage more usage of our services, and develop our high-end customers, we cannot assure you that these efforts will be able to achieve the anticipated results.

There remain uncertainties relating to the future operation of China Tower Company Limited.

In July 2014, we, China Mobile and China Telecom, the three major telecommunications operators in China, jointly established China Tower Company Limited, or the Tower Company (formerly known as China Communications Facilities Services Corporation Limited). Pursuant to the arrangement of setting up the Tower Company, we have made an investment of RMB3,010 million in cash in exchange for a 30.1% equity interest in the Tower Company. China Mobile and China Telecom subscribed for the remaining 40% and 29.9% equity interests, respectively. See “Item 4. Information of the Company — B. Business Overview — Establishment of the Tower Company”.

The Tower Company will be primarily engaged in the construction, maintenance and operation of telecommunications towers in the PRC . It will also be engaged in the construction, maintenance and operation of ancillary facilities, including base station control rooms, power supplies, air conditioning and interior distribution systems, as well as the provision of maintenance services of base station equipment. In addition, the Tower Company is expected to acquire certain tower assets from the three major telecommunications operators, and will lease the telecommunications towers and the ancillary facilities to the three major telecommunications operators for their operations. While the purpose of establishing the Tower Company is to enhance the efficiency of the capital expenditure of the three major telecommunications operators, to improve the network coverage and to reduce the competition among the three major telecommunications operators on sites of telecommunications towers, there remain uncertainties regarding the achievement of such purpose and the future operation of the Tower Company. For example, the operation of the Tower Company is at a preliminary stage, and the three major telecommunications operators are currently formulating plans to contribute their respective telecommunications tower assets into the Tower Company and the amount of rental payments the Tower Company will charge the three major telecommunications operators in the future remains to be determined. Therefore, there are uncertainties as to the evaluation of the telecommunications tower assets to be contributed into the Tower Company, the timetable for the tower asset contributions, the capability of the Tower Company to execute the tower assets integration and construction plans, the amount of rental payments the Tower Company will charge us in the future. In addition, as we do not control the Tower Company, the Tower Company may not act in the best interest of us. As such, we cannot assure you that our investment in the Tower Company will achieve the anticipated results in the near future as expected, or at all.

Our controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of us or our other shareholders and may fail to provide services and facilities that we rely on to operate our business.

Unicom Group indirectly controlled an aggregate of approximately 74.36% of our issued share capital as of April 17, 2015 and all of our executive directors also serve as directors or executive officers of Unicom Group. As our controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2014 was effective. The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by KPMG, an independent registered public accounting firm, as stated in their report appearing on page F-2. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially and adversely affect the market prices of our shares and ADSs.

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

On October 18, 2010, Billion Express Investments Limited, a wholly owned subsidiary of our company, completed the issue of the 2015 Convertible Bonds, which are exchangeable into ordinary shares of our company. Pursuant to the subscription agreement with respect to the 2015 Convertible Bonds, the holders of the 2015 Convertible Bonds may, beginning on November 28, 2010, elect to convert its bonds into our ordinary shares at an initial conversion price of HK$15.85 per share, subject to certain adjustments. As of April 17, 2015, none of the 2015 Convertible Bonds has been converted into our ordinary shares. Assuming a full conversion of the 2015 Convertible Bonds at the current conversion price of HK$15.05 per share, the bonds would be convertible into 947,818,928 ordinary shares, representing approximately 3.81% of our enlarged issued and outstanding share capital as of April 17, 2015.

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

Certain employee misconduct may not be detected or prevented in a timely manner, and such misconduct may damage our reputation and cause the trading price of our ordinary shares and ADSs to decrease.

In the course of investigations conducted jointly by the Central Commission for Discipline Inspection of the Communist Party of China and the Ministry of Supervision of the PRC in November and December 2014, two officers of our Group, who are not directors or members of the senior management of our company, were alleged to have engaged in unlawful conduct and other misconduct. Such allegations of unlawful conduct include the acceptance of bribes. While these incidents are still under investigation, we believe that such unlawful conduct and other misconduct are isolated incidents of individual misconduct.

In response to these investigations, we have taken and will continue to take various measures, including enhancing our employee’s compliance awareness and strengthening our risk prevention in this regard, to detect and prevent similar misconduct by our employees in the future. However, we cannot assure you that these measures will effectively detect or prevent all misconduct by our employees in a timely manner or at all. If these measures prove ineffective in detecting or preventing employee misconduct, our reputation may be severely harmed, our operations could be disrupted and the trading price of our ordinary shares and ADSs could decrease significantly.

The implementation of value-added tax to replace business tax in the PRC telecommunications industry has had, and may continue to have, a negative impact on our net income and profitability.

In April 2014, the Ministry of Finance, or the MOF, and the State Administration of Taxation of the People’s Republic of China, or the SAT, jointly issued a notice, pursuant to which the pilot program regarding the replacement of business tax with value-added tax, or VAT, was implemented nationwide for the telecommunications industry from June 1, 2014. The notice sets out the scope of taxable telecommunications services and the tax rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11% and the VAT rate for value-added telecommunications services is 6%, as opposed to the business tax of 3% imposed on the revenue that was applicable to us prior to June 1, 2014.

On the one hand, as the revenue is presented in our financial statements after excluding any VAT in accordance with IFRS, the implementation of VAT has a negative impact on our revenue. On the other hand, the implementation of VAT reduces our costs and expenses to the extent that we are entitled to certain input VAT credits. To the extent that the decrease in revenue is larger than the decrease in our costs and expenses due to the implementation of VAT in the PRC telecommunications industry, there is a negative impact on our net income. See “Operating and Financial Review and Prospects — Operations Results — Year Ended December 31, 2014 Compared to Year Ended December 31, 2013” under Item 5 for more details. We have taken certain initiatives to manage the adverse impact from the implementation of VAT, such as increasing the contribution of the non-voice services to our total revenue, optimizing the marketing models and operations, and enhancing tax planning capabilities. However, we cannot assure you that the measures we take to manage the adverse effect on our net income due to the implementation of the VAT in the PRC telecommunications industry will achieve the anticipated results in the near future.

In 2011, the NDRC initiated an anti-monopoly investigation on us relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers. Any further investigation may adversely affect our business operations, our business, or the prices of our shares and ADSs.

The NDRC initiated an anti-monopoly investigation in 2011 relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers. In response to the NDRC’s investigation, we (i) provided the NDRC with pricing, volume, turnover and other information relevant to our Internet access bandwidth leasing services with Internet service providers for the year 2010, (ii) conducted a comprehensive self-inspection of our operations, and (iii) submitted to the NDRC a proposal for enhancement initiatives and an application for suspension of the NDRC’s investigation. Through our comprehensive self-inspection of our operations, we have identified room for improvement in pricing management and relatively wide pricing variation, in respect of our services relating to the Internet dedicated leased line access service provided by us to the Internet service providers. In addition, the quality of interconnection between us and other backbone network operators also requires further improvement. In December 2013 and April 2014, we submitted two reports to the NDRC regarding the improvement of our price management of Internet dedicated leased line access service. As of the date of this annual report, the NDRC has not informed us of any further investigation or improvement requirement. Nonetheless, we cannot assure you that the NDRC will not carry out any further investigation or impose any improvement requirement on us in the future, which investigation or improvement requirement, if any, may have an adverse effect on our business operations, our reputation, or the prices of our shares and ADSs.

Risks Relating to the Telecommunications Industry in China

Government regulation of the telecommunications industry in China may affect our ability to respond to market conditions or competition, and may have a material adverse effect on our financial condition, results of operations and growth prospects.

                As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, which is the primary regulator of the telecommunications industry in China. The MIIT is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC Governmental authorities also regulate capital investment and foreign investment in the telecommunications industry. See “B. Business Overview — Regulatory and Related Matters” under Item 4. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our ability to respond to market conditions or to changes in our cost structure. Moreover, we operate our businesses pursuant to approvals granted by the State Council of the PRC, or the State Council, and under licenses granted by the MIIT. If these approvals or licenses were revoked or suspended, our business and operations would be materially and adversely affected. In addition, we are subject to various regulatory requirements as to service quality, pricing, real-name registration for telecommunications service subscribers and other actions, and failure to comply with such requirements may subject us to mandatory penalties or other punitive measures, any of which could have a material adverse effect on our financial condition, results of operations and growth prospects. Furthermore, we cannot assure you that we will not experience any adverse impact on our business during the course of our compliance with regulatory requirements in the PRC telecommunications industry. For instance, in 2015, we will strictly comply with the PRC Government’s policy relating to the real-name registration of telecommunications service subscribers by taking more stringent measures to manage the subscriber accounts that are not real-name registered or inactive. These measures are likely to cause a growth slowdown or a decrease in the number of our subscribers in 2015. Similarly, the PRC regulators may promulgate and implement new regulations, rules and policies on the telecommunications industry from time to time, and we cannot guarantee that any such new regulations, rules or policies will not have a material adverse effect on our financial condition, results of operations and growth prospects.

Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially and adversely affect our financial condition, results of operations and growth prospects.

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

The MIIT, under the direction of the State Council, is currently preparing a telecommunications law to provide a uniform regulatory framework for the telecommunications industry in China. As of the date of this annual report, the telecommunications law has not yet been officially promulgated by the PRC Government. The promulgation of the telecommunications law and other new telecommunications regulations or rules, or future changes thereto, such as enforcement of existing regulations and policies, may materially and adversely affect our financial condition, results of operations and growth prospects.

Issues may also arise regarding the interpretation and enforcement of China’s WTO commitments regarding telecommunications services. Any future regulatory changes, such as those relating to the issuance of additional telecommunications licenses, interconnection and settlement arrangements, changes in technical and service standards, universal service obligations and spectrum and number allocations, may have a material adverse effect on our business and operations.

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

Risks Relating to Doing Business in China

Our operations may be materially and adversely affected by changes in or deterioration of China’s economic, political and social conditions.

Substantially all of our business operations are conducted in China and substantially all of our revenue is derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including with respect to the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors. The PRC Government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments.

The global financial crisis that unfolded in 2008 and continued in the past few years has led to a marked slowdown in the economic growth of the PRC. The GDP growth rate of China decreased from 11.4% in 2007 to 7.4% in 2014. It’s uncertain whether China’s economic growth will return to the previous level of growth or it will encounter deterioration. In light of the slowdown of China’s economic growth, our subscribers’ usage of our services may decrease and we may experience increased difficulties in retaining existing subscribers or acquiring new subscribers, which could materially and adversely affect our business, as well as our financial condition and results of operations.

If the PRC Government revises the current regulations that allow a foreign-invested enterprise to pay foreign exchange in current account transactions, our operating subsidiary’s ability to satisfy its foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted.

The ability of our major operating subsidiary, CUCL, to satisfy its foreign exchange obligations and to pay dividends to us depends on existing and future foreign exchange regulations in China. The Renminbi is currently convertible by foreign-invested enterprises in China to settle transactions under the current account, which include trade- and service-related foreign exchange transactions and payments of dividends. The Renminbi currently cannot be freely converted without regulatory approval for transactions under the capital account, which includes outbound foreign investment and payments on foreign loans. CUCL, which holds substantially all of our assets and through which we conduct substantially all of our business, is a foreign-invested enterprise in China. However, there is no assurance that in the future the relevant PRC government authorities will not impose any limitation on the ability of foreign-invested enterprises to purchase foreign exchange to satisfy their foreign exchange obligations or to pay dividends. In that event, CUCL’s ability to satisfy its foreign exchange obligations and to pay dividends to us in foreign currencies may be restricted and the interests of our shareholders may, in turn, be affected.

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

Uncertainties in the PRC legal system could limit the legal protections available to us and to foreign investors and materially and adversely affect our financial condition, results of operations and growth prospects.

Our wholly owned operating subsidiary, CUCL, is organized under the laws of PRC and is generally subject to laws and regulations applicable to foreign-invested enterprises in China. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. Since 1979, the PRC Government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, property, taxation and trade. However, because these laws and regulations are relatively new, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws and regulations involves uncertainties, which may limit the remedies available to you as an investor and to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in costs and diversion of resources and management attention. Therefore, the protection provided by the PRC legal system may not be the same as the legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, regulations and rules in China that are related to our business operations, in particular, those in respect of telecommunications and enterprise income tax, may also materially and adversely affect our financial condition, results of operations and growth prospects.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

Most of our current operations are conducted in China and most of our assets are located in China. In addition, five out of 10 of our current directors and all of our current executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court judgments. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China of judgments of a court of the United States or any other jurisdiction, including judgments against us or our directors, executive officers, underwriters or experts, may be difficult or impossible.

Natural disasters and health hazards in China may severely disrupt our business and operations and may severely restrict the level of economic activities in affected areas which in turn may have a material adverse effect on our financial condition and results of operations.

Natural disasters such as earthquakes, snowstorms and floods may result in significant and extensive damage to our base stations and network equipment. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past several years and the outbreak of influenza A (H1N1). In April 2013, a major earthquake registering 7.0 on the Richter scale struck Ya’an region of Sichuan Province. In August 2014, another major earthquake registering 6.5 on the Richter scale struck the Lu Dian area of Yunnan Province. In 2014, certain areas of China suffered from severe floods. We are unable to predict the effect, if any, that any other future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

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

KPMG, our independent registered public accounting firm, relies on the Chinese member firm of the KPMG network for assistance in completing the audit work on us. If an order is imposed on the Chinese member firm of the KPMG network suspending its practice before the SEC, KPMG’s audit work may be delayed and, as a result, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act of 1934, as amended.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including KPMG network, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

Our independent registered public accounting firm currently relies on the Chinese member firm of the KPMG network for assistance in completing the audit work associated with our operations in China. If the settlement terms are not adhered to, Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent auditor to replace KPMG. A delinquency in our filings with the SEC may result in NYSE initiating delisting procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospect.

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

We were incorporated under the laws of Hong Kong on February 8, 2000 under the predecessor of the Companies Ordinance as a company limited by shares under the name “China Unicom Limited”. In connection with the telecommunications industry restructuring initiated by the MIIT, the NDRC and the MOF in 2008 as discussed below, we merged with China Netcom and changed our name to “China Unicom (Hong Kong) Limited” with effect from October 15, 2008. Following our merger with China Netcom, we became an operator providing a full range of telecommunications services, including mobile and fixed-line services, in China.

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

Sale of CDMA Business, Merger with China Netcom and Related Transactions

Disposal of CDMA Business and Related Transactions

Pursuant to the 2008 telecommunications industry restructuring announcement, on June 2, 2008, we, CUCL and China Telecom entered into a CDMA business disposal framework agreement, under which CUCL agreed to sell, and China Telecom agreed to purchase, the CDMA business of CUCL, including (i) the entire CDMA business, which is owned and operated by CUCL, together with the assets of CUCL that are relevant to the CDMA operations and the rights and liabilities of CUCL relating to its CDMA subscribers; (ii) the entire equity interest in China Unicom (Macau) Company Limited, our wholly owned subsidiary; and (iii) all of the 99.5% equity interest in Unicom Huasheng Telecommunications Technology Company Limited, a limited liability company incorporated under the laws of the PRC, held by CUCL.

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

On July 27, 2008, in connection with the CDMA business disposal, CUCL agreed (i) to waive its right to exercise its option to purchase the CDMA network from Unicom New Horizon, a wholly owned subsidiary of Unicom Group, and (ii) to terminate the CDMA lease pursuant to which CUCL leased capacity on the CDMA network from Unicom New Horizon, in each case with effect upon the completion of the CDMA business disposal.

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

Merger with China Netcom and Related Transactions

Merger with China Netcom

On October 15, 2008, following the approval of the merger by our shareholders and the shareholders of China Netcom at shareholders’ meetings held on September 16, 2008 and September 17, 2008, respectively, and the satisfaction of all other conditions, the merger between China Unicom and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the predecessor of the Companies Ordinance became effective. Upon the merger becoming effective, all ordinary shares of China Netcom outstanding at 5:00 p.m., Hong Kong time, on October 14, 2008 and all outstanding options to acquire China Netcom shares granted under the share option scheme of China Netcom were cancelled and new China Netcom shares were issued to us. As a result, China Netcom became our wholly owned subsidiary and the listings of China Netcom’s ordinary shares and ADSs on the HKSE and the NYSE, respectively, were withdrawn.

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

Furthermore, we adopted a special purpose share option scheme, pursuant to which we have granted new Unicom options to the holders of China Netcom options in consideration for the cancellation of their outstanding Netcom options (whether vested or not). The number of Unicom options granted and the exercise price of such options were determined in accordance with a formula which ensures that the value of the Unicom options received by a holder of Netcom options is equivalent to the value determined by deducting the exercise price of the relevant Netcom option from the value of HK$27.87 per Netcom share. The special purpose share option scheme expired on February 14, 2015.

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

Related Transactions

As part of our integration with China Netcom, our wholly owned subsidiary, CUCL, merged with China Netcom (Group) Company Limited, or CNC China, a wholly owned subsidiary of China Netcom, in January 2009, and upon that merger becoming effective, CUCL assumed all the rights and obligations of CNC China, and all the assets, liabilities and business of CNC China were vested in CUCL. In addition, in January 2009, Unicom Group, our parent company, merged with and absorbed Netcom Group, the parent company of China Netcom. Upon completion of the merger between Unicom Group and Netcom Group, Unicom Group assumed all the rights and obligations of Netcom Group, and all the assets, liabilities and business of Netcom Group have vested in Unicom Group.

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

In October 2005, China Netcom acquired from CNC BVI the entire equity interests of China Netcom Group New Horizon Communications Corporation (BVI) Limited, or CNC New Horizon BVI, which merged into CNC China in November 2006. As a result of the merger, China Netcom acquired the fixed-line telecommunications assets and related liabilities in Heilongjiang Province, Jilin Province, the Inner Mongolia Autonomous Region and Shanxi Province. In August 2006, China Netcom sold the entire equity interest in Asia Netcom, which then provided international telecommunications services in the Asia-Pacific region, to Connect Holdings Limited. In February 2007, China Netcom sold its telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality to Netcom Group. In December 2007, China Netcom’s wholly owned subsidiary, China Netcom Group System Integration Limited Corporation, or China Netcom System Integration, acquired the entire equity interest in Design Institute from China Netcom Group Beijing Communications Corporation, a wholly owned subsidiary of Netcom Group, in order to develop two of its key information and communication technologies, or ICT, services.

Our Parent Company and Our Initial Public Offering

Our ultimate controlling shareholder is Unicom Group, a company incorporated under the laws of the PRC and majority-owned by the PRC Government. Unicom Group was established in accordance with the State Council’s approval to introduce orderly competition in the telecommunications industry in 1994.

Unicom Group transferred certain of its telecommunications assets, rights and liabilities to CUCL (which became our wholly owned subsidiary in China) in April 2000 in preparation for our IPO. In June 2000, we successfully completed our IPO. Our ordinary shares are listed on the HKSE and our ADSs, each representing 10 of our ordinary shares, are listed on the NYSE.

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

In September 2004, we acquired from Unicom Group of 100% of the equity interest in China Unicom International Limited, or Unicom International, a limited liability company established in Hong Kong and engaged in voice wholesale business, telephone cards business, line leasing services, managed bandwidth services and mobile virtual network services. In September 2009, the name of China Unicom International Limited was changed to China Unicom (Hong Kong) Operations Limited. Unicom International’s wholly owned U.S. subsidiary, China Unicom USA Corporation, is engaged in the wholesale business of voice traffic between the United States and PRC. In August 2009, the name of China Unicom USA Corporation changed into China Unicom (Americas) Operations Limited upon the completion of its merger with China Netcom (USA) Operations Limited, a subsidiary of China Netcom.

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

On August 19, 2008, CUCL established a wholly owned subsidiary, Unicom Huakai Telecommunications Company Limited, or Unicom Huakai, as a limited liability company under the laws of the PRC. Unicom Huakai is principally engaged in the sales of handsets and telecommunications equipment and the provision of technical services. The paid-in capital of Unicom Huakai is RMB500 million. On December 26, 2008, the name of Unicom Huakai was changed to Unicom Vsens Telecommunications Company Limited.

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

•	the fixed-line business across 21 provinces in southern China operated by Unicom Group and Netcom Group and/or their respective subsidiaries and branches (but not the underlying fixed assets) and the local access telephone business in Tianjin Municipality operated by Unicom Group and related fixed assets (other than land and buildings) necessary for the operation of such local access telephone business and/or respective subsidiaries and branches;

•	the backbone transmission assets in 10 provinces in northern China owned by Netcom Group and/or its subsidiaries;

•	100% of the equity interest in Unicom Xingye, a limited liability company incorporated under the laws of the PRC and a wholly owned subsidiary of Unicom Group;

•	100% of the equity interest in China Information Technology Designing & Consulting Institute Company Limited, or CITC, a limited liability company incorporated under the laws of the PRC and a wholly owned subsidiary of Unicom Group; and

•	100% of the equity interest in New Guoxin Telecom Corporation of China Unicom, or New Guoxin, a limited liability company incorporated under the laws of the PRC and a wholly owned subsidiary of Unicom Group.

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

In addition, in order to operate the fixed-line business in the 21 provinces in southern China, on December 16, 2008, CUCL entered into a network lease agreement, or the initial network lease agreement, with Unicom Group, Netcom Group and Unicom New Horizon, a wholly owned subsidiary of Unicom Group, to lease on an exclusive basis the telecommunications networks in those provinces, which are held by Unicom New Horizon and are necessary for the operation of the fixed-line business in southern China. The initial network lease agreement became effective in January 2009 upon the completion of our acquisitions of the fixed-line business in southern China and was for an initial term of two years effective from January 2009. On October 29, 2010, CUCL entered into a network leasing agreement, or the 2011-2012 network lease agreement, with Unicom New Horizon, which was for an initial term of two years effective from January 1, 2011 and was renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties. The annual lease fee paid by CUCL under the 2011-2012 network lease agreement for the years ending December 31, 2011 and 2012 was RMB2.4 billion and RMB2.6 billion, respectively. In December 2012, CUCL acquired the entire equity interest in Unicom New Horizon. See “— 2012 Acquisition”.

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

On January 23, 2011, we entered into the Agreement to Enhance the Strategic Alliance with Telefónica. Pursuant to this agreement, we acquired from Telefónica 21,827,499 ordinary shares in the capital of Telefónica for aggregate purchase price of Euro374,559,882.84 on January 25, 2011, and Telefónica, through its wholly owned subsidiary, Telefónica International, acquired 282,063,000 ordinary shares in the capital of our company for aggregate consideration of approximately US$500,000,000 in several transactions executed in the period between January 25, 2011 and September 7, 2011. In addition, Chang Xiaobing, our Chairman and Chief Executive Officer, as our designated representative, was appointed in May 2011 as a director on the board of directors of Telefónica.

On June 10, 2012, China Unicom Group Corporation (BVI) Limited (formerly known as China Netcom Group Corporation (BVI) Limited), or Unicom Group BVI, a wholly owned subsidiary of Unicom Group, entered into the Share Purchase Agreement for the Sale and Purchase of Shares in China Unicom (Hong Kong) Limited, as amended, pursuant to which it acquired from Telefónica an aggregate of 1,073,777,121 ordinary shares in the capital of our company at a price of HK$10.02 per share and for an aggregate consideration of HK$10,759,246,752.42 in July 2012.

On November 13, 2014, Telefónica, through Telefónica International, completed the sale of 597,844,100 ordinary shares in the capital of our company for an aggregate consideration of HK$6,660 million, and upon the completion of such transaction, Telefónica held less than 5% ordinary shares in the capital of our company.

2011 Acquisition

In December 2011, we completed our acquisitions through Broadband Online, a wholly owned subsidiary of CUCL, of the entire equity interest in Unicom NewSpace from Unicom Group for a total cash consideration of RMB158 million. Unicom NewSpace primarily engages in mobile value-added business in China.

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

Set forth below is our shareholding structure as of April 17, 2015.

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

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous two years and those planned for 2015. We currently do not have any significant divestiture in progress.

B.	Business Overview

General

We are an integrated telecommunications operator in China providing mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services to our customers. We, China Mobile and China Telecom are the three major telecommunications operators in China. See “— A. History and Development of the Company — Restructurings of the Telecommunications Industry”.

In 2014, mobile broadband services, which consist of 3G and 4G services, continued to be the largest driver of our revenue growth. The total number of our mobile broadband subscribers increased by 21.6% from 122.60 million as of December 31, 2013 to 149.11 million as of December 31, 2014, and service revenue from our mobile broadband services increased by 17.9% from RMB89.80 billion in 2013 to RMB105.83 billion in 2014. As a percentage of our total service revenue from mobile services, service revenue from mobile broadband services increased from 59.4% in 2013 to 68.2% in 2014. In addition, our fixed-line broadband services continued to grow. Service revenue from fixed-line broadband services increased by 9.2% compared with 2013, accounting for 56.7% of total service revenue from the fixed-line services.

Mobile Services

Our mobile services consist of GSM and mobile broadband services. Our service revenue from mobile services and number of mobile services subscribers continued to grow in 2014, primarily driven by the growth of our mobile broadband services. Revenue from our mobile services was RMB194.84 billion in 2014, of which, service revenue from our mobile services increased by 2.6% from RMB151.13 billion in 2013 to RMB155.10 billion in 2014, accounting for 63.4% and 63.3% of our total service revenue in 2013 and 2014, respectively.

The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2012	2013	2014
Number of subscribers (in thousands)	239,312	280,983	299,098
Estimated market share in our service areas(1)	21.6%	22.8%	23.2%
Average minutes of usage per subscriber per month (MOU)(2)	306.4	296.1	278.1
Average revenue per subscriber per month (ARPU) (in RMB)(3)	47.9	48.2	44.1

(1)	Market share in a given area is determined by dividing the number of our mobile subscribers in the area by the total number of mobile subscribers in the area. Source: Data publicly disclosed by the mobile operators.
(2)	MOU is calculated by dividing the total minutes of usage during the period by the average number of our mobile services subscribers during the period, and dividing the result by the number of months in the relevant period.
(3)	ARPU is calculated by dividing the sum of revenue from mobile services during the relevant period by the average number of our mobile services subscribers during the period, and dividing the result by the number of months in the period.

                Our total number of mobile subscribers increased by 6.4% from 280.98 million as of December 31, 2013 to 299.10 million as of December 31, 2014, which was mainly due to the increase in our mobile broadband subscribers. In 2015, we will strictly implement the PRC Government’s policy relating to the real-name registration of telecommunications service subscribers by taking more stringent measures to manage the subscriber accounts that are not real-name registered or inactive. In addition, we will also adjust our sales and marketing model, including the initiatives to reduce our sales and marketing expenses. These measures are likely to have a negative effect on our subscriber growth in 2015. See “D. Risk Factors — Risks Relating to Our Business — We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially and adversely affect our financial condition, results of operations and growth prospects”, “D. Risk Factors — Risks Relating to Our Business — The industry trends of mobile service substitution and mobile service migration from old generations to new generations may continue to have a material adverse effect on our fixed-line local telephone services and mobile services, which may materially and adversely affect our financial condition, results of operations and growth prospects” and “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Government regulation of the telecommunications industry in China may affect our ability to respond to market conditions or competition, and may have a material adverse effect on our financial condition, results of operations and growth prospects” under Item 3, respectively. The MOU of our mobile services decreased from 296.1 minutes in 2013 to 278.1 minutes in 2014. The overall ARPU of our mobile services decreased by 8.5% from RMB48.2 in 2013 to RMB44.1 in 2014. The decline in the MOU was mainly due to (i) the intensified competition with other telecommunications operators in China; and (ii) many new subscribers are users with lower usage of telecommunications services. The decrease in our ARPU is mainly due to: (i) the decrease in the MOU; (ii) the implementation of value-added tax to replace business tax in the PRC telecommunications industry; and (iii) the change in our subsidies towards a model of lesser handset subsidies and more rebates or discounts on service charges to our subscribers, which resulted in a direct reduction of our mobile service revenue.

Mobile Broadband Services

MIIT granted our parent company, Unicom Group, the licenses to operate mobile broadband services adopting the two major variants of 4G LTE technologies, being the Time Division LTE technology, or TD-LTE, and the Frequency-Division LTE technology, or LTE FDD, in December 2013 and February 2015, respectively. With the licenses from the MIIT, Unicom Group authorized our wholly owned subsidiary, CUCL, to operate the 4G services.

Our mobile broadband services primarily consist of mobile broadband voice services and mobile broadband non-voice services. Our mobile broadband voice services enable our subscribers to make and receive phone calls with a mobile handset at any point within the coverage area of our mobile telecommunications networks. Our mobile broadband non-voice services primarily include wireless Internet, mobile reading, mobile music, “WO App Store” and other wireless information services.

Subscriber. Our total number of mobile broadband subscribers increased by 21.6% from 122.60 million as of December 31, 2013 to 149.11 million as of December 31, 2014 (which included 8.06 million wireless data card subscribers). The increase was primarily due to (i) our proactive participation in LTE-TD/LTE-FDD hybrid network trial operations; (ii) the increasing penetration rate of smart phones in the PRC market; and (iii) our efforts in the establishment of an integrated and centralized business operation management system along with innovations on distribution channels, pricing and service packages.

MOU and ARPU. With respect to our mobile broadband services, MOU decreased by 13.1% from 406.0 minutes in 2013 to 352.8 minutes in 2014 and ARPU decreased by 15.3% from RMB75.1 in 2013 to RMB63.6 in 2014. The decrease in our MOU is mainly attributed to (i) the intensified competition with other telecommunications operators in China; and (ii) many new subscribers are users with lower usage of telecommunications services. The decrease in our APRU is primarily due to (i) the decrease in our MOU; (ii) the implementation of value-added tax to replace business tax in the PRC telecommunications industry; and (iii) the change in our subsidies towards a model of lesser handset subsidies and more rebates or discounts on service charges to our subscribers, which resulted in a direct reduction of our mobile service revenue.

Mobile Broadband Voice Services. The total mobile broadband voice usage increased from 457.2 billion minutes in 2013 to 555.6 billion minutes in 2014, primarily as a result of the increase in our mobile broadband subscribers.

Mobile Broadband Non-Voice Services. In 2014, the data usage of mobile broadband handset users reached 353.19 billion MB, representing an increase by 69.0% from 208.97 billion MB in 2013, which was largely due to the increase in the number of our mobile broadband subscribers, our promotion of our WO+ open platform and our cooperation with internet companies on data volume, joint operation and distribution channels. The average data usage per mobile broadband handset user per month was 224.3 MB in 2014. As of December 31, 2014, we had 221.49 million registered subscribers of “WO App Store” and 23.62 million registered subscribers of mobile music.

GSM Mobile Services

Our GSM mobile services primarily consist of GSM voice services and non-voice services. Our GSM voice services enable our subscribers to make and receive phone calls with a mobile handset at any point within the coverage area of our mobile telecommunications networks and include local calls, domestic long-distance calls, international long-distance calls, intra-provincial roaming, inter-provincial roaming and international roaming. Our GSM non-voice services include mobile Internet, SMS, “Cool Ringtone” (a personalized ring-back tone service) and other wireless information services.

Subscriber. Our total number of GSM mobile subscribers decreased by 5.3% from 158.38 million as of December 31, 2013 to 149.99 million as of December 31, 2014. The decrease was primarily attributable to our business strategy to accelerate the migration of our GSM subscribers to our mobile broadband services and the intensified competition among the telecommunications operators in China.

MOU and ARPU. With respect to our GSM mobile services, MOU decreased by 7.7% from 232.3 minutes in 2013 to 214.4 minutes in 2014, and ARPU decreased by 15.7% from RMB31.6 in 2013 to RMB26.6 in 2014. The decrease in our MOU and ARPU was primarily attributable to (i) the migration of certain mid- and high-end 2G subscribers to mobile broadband network, (ii) the intensified competition among the telecommunications operators in China and (iii) the fact that a significant portion of our new users consists of users from rural areas, many of whom tend to have less usage of telecommunications services and to be more cost-sensitive than users from urban areas. In addition, the implementation of VAT to replace to the business tax in the PRC telecommunications industry also has a negative impact on the ARPU of our GSM mobile services.

Fixed-Line Services

We are a leading fixed-line broadband and communications operator in northern China. Following our merger with China Netcom in October 2008, which previously provided mainly fixed-line services in 10 provinces in northern China, and our acquisition of the fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we offer a wide range of fixed-line services nationwide in China, including (i) fixed-line broadband services and data communications services, (ii) fixed-line voice services, include local and long-distance fixed-line voice services and value-added services and (iii) other services.

Our revenue from fixed-line services was RMB88.54 billion in 2014, of which service revenue from our fixed-line services increased by 2.3% from RMB86.49 billion in 2013 to RMB88.48 billion in 2014, accounting for 36.3% and 36.1% of our total service revenue in 2013 and 2014, respectively. In 2014, we achieved stable increase in revenue from our fixed-line services, mainly attributable to the proactive implementation of fiber-optic broadband network upgrade, the improvement of our network speed, and the promotion of the development of integrated mobile and fixed-line services.

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

In 2014, we continued to upgrade our fiber-optic transmission network and improved access speed. Through strengthening the marketing of integrated mobile and fixed-line services, we promoted IPTV/Internet TV business, which effectively developed fixed-line broadband subscribers and enhanced customer loyalty by creating more value for them. As of December 31, 2014, our fixed-line broadband subscribers increased by 6.4% to 68.79 million, of which subscribers with 4M-and-above bandwidth accounted for 88.2% of all fixed-line broadband subscribers, representing an increase of 9.4 percentage points from the end of 2013. Our fixed-line broadband ARPU increased by 1.3% from RMB61.4 in 2013 to RMB62.2 in 2014.

The following table sets forth the information of our fixed-line broadband subscribers as of the dates indicated:

	As of December 31,
	2012	2013	2014
Number of fixed-line broadband subscribers (in thousands)	58,540	64,647	68,790

Data Communications Services

We are a leading provider of data communications services in our fixed-line northern service region. We offer data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer leased line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators. As of the end of 2014, we have established business cooperation relationships with 585 overseas operators in 251 countries and regions and multinational corporate customers to provide various international data communications products and services, such as international voice and data services. In 2014, we continued to offer full-scale data communications services to international operators and domestic and international corporate customers. We have also improved our capabilities to offer cross-border data communications and integrated information services.

Fixed-Line Voice Services

Our fixed-line voice services consist of local voice, domestic long-distance, international long-distance, interconnection and PHS services. As domestic mobile operators launched service packages at competitive prices, mobile roaming tariffs were lowered, and the migration of voice usage from fixed-line to mobile continued. In 2014, leveraging on our company’s full-service advantage, we enhanced market development in areas of customer premises network, or CPN, and rural markets, as well as strengthened the marketing of integrated services. For example, we actively promoted bundled products and services marketed under the brand “WO Family”. As of December 31, 2014, the number of our “WO Family” subscribers increased by 1.76 million to 21.25 million.

The number of our fixed-line subscribers (including PHS subscribers) was 91.96 million, 87.64 million and 82.06 million as of December 31, 2012, 2013 and 2014, respectively. The decrease in the recent years was primarily due to a decrease in the number of our fixed-line telephone service subscribers and our PHS subscribers.

Local Voice Services

As a result of mobile substitution, our fixed-line local voice traffic has continued to decrease in recent years. As fixed-line broadband services further develop, our Internet dial-up usage has also continued to decrease. The total usage of our local calls were 81,820 million times, 64,793 million times and 69,879 million times in 2012, 2013 and 2014, respectively.

Long-Distance Voice Services

We offer traditional long-distance services and VoIP long-distance services. In recent years, due to the general decline of our fixed-line services and competition from software applications that allow users to make long-distance calls over the Internet, our long-distance services has been adversely affected.

The following table shows the total minutes of domestic long-distance calls carried through our long-distance networks for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
Total minutes of domestic long-distance calls (minutes in millions)(1)
Traditional	12,170	11,143	11,398
VoIP	5,520	4,447	2,800

Total	17,690	15,590	14,198

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our long-distance networks.

The following table sets forth certain information related to the usage of our international long-distance services for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
International long-distance outbound call minutes (minutes in millions)(1)(2)
Traditional	282	197	74
VoIP	229	199	100

Total	511	396	174

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our international long-distance networks.
(2)	Includes long-distance outbound calls made to Hong Kong, Macau and Taiwan.

Fixed-Line Value-Added Services

In addition to fixed-line telephone voice services, we offer a wide range of value-added services on our fixed-line networks. Our value-added services generate additional usage on our networks and increase our average revenue per fixed-line subscriber. Our major fixed-line value-added services include “Personalized Ring” and caller-identification services. “Personalized Ring” services enable our fixed-line subscribers to personalize the ring-back tone for incoming calls.

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

We earn interconnection fees for terminating or transiting calls that originate from other domestic telecommunications operators’ networks and pay interconnection fees to other operators for calls originating from our networks that are terminated on their networks. We earn and pay such fees in respect of mobile calls, local and domestic and international long-distance calls and Internet services. We are required to pay the interconnection fees regardless of our ability or inability to collect the tariff from our subscribers. Interconnection charges are accrued on a monthly basis based on the actual call volume and applicable tariff rates.

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

Roaming

We provide roaming services, which allow our subscribers to access our mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements. As of March 31, 2015, we had roaming arrangements for (i) GSM international voice and SMS services with 590 operators in 251 countries and regions, (ii) GPRS international inbound data services with 510 operators in 208 countries and regions and for international GPRS outbound data services with 461 operators in 191 countries and regions, and (iii) 3G services with 364 WCDMA operators in 138 countries and regions.

A mobile subscriber using roaming services is charged at our roaming usage rate for both incoming and outgoing calls, plus applicable long-distance tariffs. With respect to international roaming, we settle roaming charges with international operators in accordance with roaming agreements between Unicom Group and each of the international operators.

Networks

We operate an advanced network system to support our integrated operations. The backbone of the system is a nationwide fiber-optic transmission network, which serves as the common platform for our mobile, fixed-line telephone, broadband and data services. We generally utilize a centralized network planning and equipment selection process, which ensures uniform nationwide design and network compatibility. After our merger with China Netcom in October 2008, we have actively integrated our network resources to improve our network quality and capacity.

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

We have deployed GSM, WCDMA and LTE mobile networks. Our GSM mobile network mainly operates at 900 MHz and 1800 MHz. We use 2x6 MHz of spectrum in the 900 frequency band and 2x15 MHz of spectrum in the 1800 frequency band for our GSM network in most of our service areas. With the licenses from MIIT to operate the 4G technologies consisting of TD-LTE and LTE FDD technologies in December 2013 and February 2015, respectively, we have deployed TD-LTE networks using 2300-2320 MHz and 2555-2575 MHz of spectrum, with 40 MHz frequency resources in total. The 2300-2320 MHz of spectrum only applies to indoor networks. We have also deployed LTE-FDD networks using 2x15 MHz LTD-FDD frequency resources (uplink frequency of 1750-1765 MHz and downlink frequency of 1845-1860 MHz of spectrum).

We have devoted significant resources in developing our mobile broadband networks to enhance our customer experience and improve the quality of our mobile broadband networks. In 2014, we leveraged our 3G network coverage and technologies, we conducted TD-LTE/LTE FDD hybrid network trials in 56 cities in China and continued to expand our network coverage as well as to improve the quality of networks. As of December 31, 2014, our mobile broadband network base stations reached 565,000 with an increase of 158,000 base stations and our GSM network base stations reached 424,000.

Fixed-Line Networks

We operate fixed-line networks which provide extensive coverage in China. These networks are technologically advanced and conducive to the introduction of the next generation fixed-line network and mobile broadband technologies. These networks support a wide range of end-to-end fixed-line telecommunications services and enable customized products to be delivered to meet a variety of telecommunications needs in “real-time”.

Our fixed-line networks consist of fixed-line telephone networks, broadband Internet and data networks, transmission networks, value-added service platforms, IT support systems and related infrastructures. Our transmission networks consist primarily of fiber-optic based networks, which cover our major service regions, supplemented by satellite transmission and digital microwave links.

We have integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. In addition, by adding seven national Internet backbone nodes, we further increased our Internet bandwidth, and our broadband network capacity was substantially enhanced. By the end of 2014, the number of fixed-line broadband access ports increased by 15.73 million to 135 million, up by 13.4% from the end of 2013, of which the number of access ports with FTTX accounted for 77.8% of total broadband access ports. Our international Internet outbound bandwidth reached 1,025G, our submarine cable capacity reached 4,707G, and our international cross-continental cable capacity reached 2,737G.

Marketing, Sales and Distribution

Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive services platform and nationwide sales and distribution network. We implement our marketing and sales strategies under a single unified brand “WO”, and establish an integrated and unified operating marketing system based on cBSS and our online business-to-business platform Woego, and distribute our services through a variety of distribution channels, consisting of (i) self-owned channels, including proprietary sales outlets and direct sales forces targeting retail and corporate customers, (ii) social channels, including cooperative sales outlets, exclusive sales outlets and agency sales outlets, and (iii) electronic distribution channels, including self-owned and third-party channels online e-stores. In recent years, we have continued developing our self-owned sales channels and strategically expanding our social channels. In particular, for our mobile broadband services, in addition to the full use of our self-owned channels, we have also focused on using high-quality social channels, such as large brand name electronics retail chains and electronics outlets in China, to achieve better sales results. Furthermore, we continued promoting and optimizing our nationwide e-sales system, which has effectively supplemented our traditional sales channels and improved our service quality. Since year-end 2013, we have conducted extensive 4G promotion activities to further enhance “WO” brand value and corporate brand value. In 2014, we established a B2B e-commerce platform “Woego”, so as to further enhance the productivity and efficiency of our distribution channels.

Customer Service

We provide customer services through our nationwide sales outlets, hotline number “10010”, online sales outlets, SMSs, handset online stores, self-service service platforms, official micro-blog and other channels. Our customer services typically include inquiries, service initiation and termination, and response to reports of mechanical malfunction as well as customer complaints and suggestions. We provide customer services to our customers travelling outside of China via a dedicated international roaming service hotline number “18618610010” 24 hours per day, seven days per week. We implement relevant procedures to ensure that our customer service is provided in a timely manner. For instance, to the extent that we are unable to address certain of our customer’s inquiries via our customer hotline, we will make commitments to our customers that we will provide response to their inquiries within a specified timeframe.

We continue to improve our customer service system and operations, customer retention and customer service quality. We launch various initiatives to enhance our customer experience by customer service follow-up calls and regular greetings to customers. In addition, we promote the transparency of our broadband services by keeping our customers apprised of each key stage of the service installation process, which includes the service initiation, schedule for installation, and commencement and completion of installation.

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

Research and Development

We focus on technology innovation in coordination with our various business departments in order to provide technical support to the development of our various businesses. Our research and development activities are focused primarily on fixed line and mobile broadband technologies and their further development, cloud computing, big data, Internet of things, intelligent channels, SDN, next generation Internet technologies and businesses, operational planning and development of value-added services. In addition, part of our research and development requirements is fulfilled by our parent company, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below. We also participate in the national research project on LTE, closely follow the development of LTE technologies and standards, carry out LTE technology related researches and experiments and engage in the formulation of LTE enterprise standards. In 2014, we completed the experiment on certain key technologies related to LTE carrier aggregation and base band resource pool. We have applied for a number of patents and software copyrights in China.

Competition

As a result of the telecommunications industry restructuring in 2008, the Chinese telecommunications market now has three key providers of basic telecommunications service — China Telecom, China Mobile and us — in addition to thousands of value-added service providers and other companies that provide telecommunications or related services. We compete with China Mobile and China Telecom in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services. As 3G services in China has experienced rapid growth since 2009 and has become a main growth driver for us and our major competitors, the competition in 3G services has intensified in recent years. In addition, as Unicom Group, China Mobile and China Telecom were granted the license to operate TD-LTE mobile service by the PRC Government in December 2013, and Unicom Group and China Telecom were granted the license to operate LTE-FDD mobile service in February 2015, we are also expected to face intensive competition in the next generation telecommunications services when the relevant technologies become mature and commercialized. In addition, the PRC Government recently published a series of regulations to encourage non-State-owned companies to enter PRC telecommunications industry, including the proposals to permit companies engaged in the resale of mobile communications services to acquire mobile communications services from China Mobile, China Telecom or us and repackaging and rebranding such services for resale to end-users, and we may face competition from these non-State-owned companies. We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. See “D. Risk Factors — Risks Relating to Our Business — We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially and adversely affect our financial condition, results of operations and growth prospects” and “D. Risk Factors — Risks Relating to Our Business — Competition from foreign-invested operators may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition, results of operations and growth prospects” under Item 3, respectively.

Establishment of the Tower Company

In July 2014, we, through CUCL, entered into a promoters’ agreement with a subsidiary of China Mobile and China Telecom to jointly establish China Tower Company Limited (formerly known as “China Communications Facilities Services Corporation Limited”), or the Tower Company, with a registered capital of RMB10 billion. Pursuant to the promoters’ agreement, we subscribed for 3.01 billion shares at a par value of RMB1.00 per share in the registered capital of the Tower Company in cash, representing 30.1% of the registered capital of the Tower Company, while the remaining 40.0% and 29.9% of the registered capital of the Tower Company are beneficially held by China Mobile and China Telecom, respectively. The Tower Company will be primarily engaged in the construction, maintenance and operation of telecommunications towers. It will also be engaged in the construction, maintenance and operation of ancillary facilities including base station control rooms, power supplies, air conditioning and interior distribution systems, as well as the provision of maintenance services of base station equipment. In addition, the Tower Company is expected to acquire certain tower assets from the three major telecommunications operators, and will lease the telecommunications towers and the ancillary facilities to the three major telecommunications operators for their operations. The operation of the Tower Company is at a preliminary stage, we and the other two major telecommunications operators are currently formulating plans to contribute our respective telecommunications tower assets into the Tower Company and strategies relating to the development and operation of the Tower Company in the future. The establishment of the Tower Company is intended to enhance the efficiency of the capital expenditure of the three major telecommunications operators, to improve the network coverage and to reduce the competition among the three major telecommunications operators on the sites of telecommunications towers.

Strategic Alliances with Telefónica

On January 30, 2009, we entered into a business cooperation framework agreement with Telefónica. Pursuant to the framework agreement, Telefónica and we agreed to share business experience and strengthen cooperation in the areas of mobile communications, broadband applications, international business, marketing and sales and telecommunications services to corporate clients. On September 6, 2009, we entered into a strategic alliance agreement with Telefónica, pursuant to which Telefónica and we agreed to establish a strategic alliance to strengthen the business of each party and achieve synergies by cooperation in various fields based on our respective networks, business models and experience. On October 21, 2009, we and Telefónica completed a mutual investment in the amount of the equivalent of US$1 billion in each other, which was implemented by way of the subscription by Telefónica of 693,912,264 new shares in our Company and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica to us.

On January 23, 2011, we entered into the Agreement to Enhance the Strategic Alliance with Telefónica. Pursuant to this agreement, we acquired from Telefónica 21,827,499 ordinary shares in the capital of Telefónica for aggregate purchase price of Euro374,559,882.84 on January 25, 2011, and Telefónica, through its wholly owned subsidiary, Telefónica International, acquired 282,063,000 ordinary shares in the capital of our company for an aggregate consideration of approximately US$500,000,000 in several transactions executed in the period between January 25, 2011 and September 7, 2011. In addition, Chang Xiaobing, our Chairman and Chief Executive Officer, as our designated representative, was appointed in May 2011 as a director on the board of directors of Telefónica.

On June 10, 2012, Unicom Group BVI, a wholly owned subsidiary of Unicom Group, entered into the Share Purchase Agreement for the Sale and Purchase of Shares in China Unicom (Hong Kong) Limited, as amended, pursuant to which it acquired from Telefónica an aggregate of 1,073,777,121 ordinary shares in the capital of our company at a price of HK$10.02 per share and for an aggregate consideration of HK$10,759,246,752.42 in July 2012.

On November 13, 2014, Telefónica completed the sale of 597,844,100 ordinary shares in the capital of our company for an aggregate consideration of HK$6,660 million, and upon the completion of such transaction, Telefónica held less than 5% ordinary shares in the capital of our company.

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

The MIIT is in the process of drafting a telecommunications law that, once adopted by the National People’s Congress of the PRC, will become the basic telecommunications statute and provide the principal legal framework for telecommunications regulations in China. It is currently uncertain when the law will be adopted and become effective. See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Regulatory or policy changes relating to the PRC telecommunications industry or any future industry restructuring may materially and adversely affect our financial condition, results of operations and growth prospects” under Item 3.

Telecommunications Regulations

On September 25, 2000, the PRC State Council promulgated the Telecommunications Regulations of the People’s Republic of China, which came into effect on the same date. All telecommunications activities and related activities within China are subject to the Telecommunications Regulations. On August 15, 2014, the PRC State Council amended the Telecommunications Regulations of the People’s Republic of China.

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

Licensing

The PRC Government licenses telecommunications businesses in accordance with their classification. Telecommunications businesses are currently classified into two broad categories of basic services and value-added services. An appendix to the Telecommunications Regulations divides each of the two categories into further sub-categories. On March 21, 2003, the former Ministry of Information Industry amended the categorization in this appendix and the amendments took effect on April 1, 2003. According to the amended appendix:

•	basic telecommunications services are classified into Category I basic telecommunications services and Category II basic telecommunications services. Category I basic telecommunications services include fixed-line telecommunications services (including fixed-line local, domestic long-distance, international long-distance and IP telephone services and services related to maintaining international telecommunications facilities), mobile telecommunications services (including 900/1800MHz GSM 2G, 800MHz CDMA 2G and 3G digital cellular mobile telecommunications services), Category I satellite telecommunications services (including satellite mobile telecommunications and international satellite private-line services) and Category I data communications services (including Internet data transmission, international data telecommunications, public telegraph and telex services). Category II basic telecommunications services include trunking telecommunications services (including analogue trunking telecommunications and digital trunking telecommunications services), wireless paging services, Category II satellite telecommunications services (including lease and sales of satellite transponders and very-small-aperture-terminal, or VSAT, telecommunications services), Category II data telecommunications services (including fixed-line domestic and wireless data transmission services), network access services (including wireless network access services and network services from customer premises), services related to maintaining domestic telecommunications facilities and network hosting services.

•	value-added telecommunications services are classified into Category I value-added telecommunications services and Category II value-added telecommunications services. Category I value-added telecommunications services include on-line data processing and interchange, domestic multi-party telecommunications, IP-VPN and Internet data center, or IDC, services. Category II value-added telecommunications services include store-and-forward, call center, Internet access and information services.

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

After the PRC’s accession to the WTO, on December 11, 2001, the PRC State Council promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investments, which took effect on January 1, 2002, and were amended on September 10, 2008, to implement China’s commitments to the WTO. Those commitments include the gradual reduction of restrictions on foreign ownership in telecommunications enterprises in China and the step-by-step opening-up of the Chinese telecommunications market to foreign enterprises. In recent years, China gradually lifted restrictions for foreign investors in telecommunications enterprises in China and fulfilled its commitment to open up the Chinese telecommunications market. However, the following restrictions on investments in mobile, value-added telecommunications and fixed-line services remain:

•	for fixed-line services, there is no longer any geographic restriction and foreign ownership may be no more than 49%;

•	for mobile voice and data services, there is no longer any geographic restriction and foreign ownership may be no more than 49%; and

•	for value-added telecommunications services, there is no longer any geographic restriction and foreign ownership may be no more than 50%.

Spectrum and Network Number Resources

The MIIT is responsible for the management of the wireless radio frequency spectrum and the allocation of frequencies within the spectrum. The frequency assigned to a telecommunications operator may not be leased or transferred without the MIIT’s approval. Standard fees for usage of the frequencies assigned to cellular telecommunications are charged to telecommunications operators: (i) for the nationwide GSM network frequency, an annual rate of RMB17 million per MHz is charged for the 900 MHz band and an annual rate of RMB14 million per MHz is charged for the 1800 MHz band; (ii) for the nationwide WCDMA network frequency, a standard fee at an annual rate of RMB3.75 million per MHz in 2011, RMB7.5 million per MHz in 2012, RMB11.25 million MHz in 2013 and RMB15 million per MHz in 2014 and onwards will be charged for the 2100 MHz band; (iii) for any local telecommunications network frequency, an annual rate of RMB1.7 million per MHz is charged for each province for the 900 MHz band, an annual rate of RMB1.4 million per MHz is charged for each province for the 1800 MHz band and an annual rate of RMB1.5 million will be charged for each province for the 2100 MHz band. The standard tariffs for TD-LTE and LTE-FDD network frequency have not been announced by the PRC Government.

The MIIT is also responsible for the administration of China’s telecommunications network number resources. The telecommunications network number resources are owned by the State, which shall charge fees for the use of such resources. Application for the use of number resources by any telecommunications operator is subject to the approval of the MIIT or the relevant provincial telecommunications authority and the payment of certain usage fees. The measures also provide for the procedures for the application, usage and record-keeping for the telecommunications operators’ use of number resources.

Tariff Setting

Prior to January 2014, the levels and categories of telecommunications tariffs were subject to regulation by various government authorities, including the MIIT, the NDRC, and, at the local level, the relevant provincial Telecommunications Administration Bureaus and price regulatory authorities.

In January 2014, the State Council announced the removal of the MIIT’s approval requirement on the tariff standard of telecommunications services. In addition, pursuant to the amendments to the Telecommunications Regulations dated August 15, 2014, the telecommunications tariffs shall be set by the telecommunications operators based on costs and market conditions.

The following tables set forth the tariff rates of certain services provided by us:

Mobile Services

Generally, the categories of tariffs we charge our mobile subscribers include, among others, basic monthly fees and local usage charges, roaming charges, long-distance-call charges and charges for value-added services. The following table summarizes the current tariffs for post-paid and pre-paid mobile services:

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

Fixed-Line Voice Services

For our local voice services, we charge an installation and testing fee that varies depending on whether the subscriber is a residential or a business customer, a fixed monthly fee, local call usage fees based on call duration and fees for certain value-added services. For our domestic long-distance services, our revenue from domestic long-distance services consist of charges based on the duration, time of day and day of the week a call is placed.

The following table sets forth our current tariffs for (i) local voice services provided on our traditional and PHS network, (ii) domestic long-distance telephone services using our traditional network and (iii) our international long-distance telephone services using our traditional network:

Tariff
(RMB)
Local Voice Services
Monthly fee:
Residential subscribers in:
Provincial capitals	20.00 to 25.00
Other cities and counties	12.00 to 18.00
Rural areas	10.00 to 15.00
Business subscribers	25.00 to 35.00
Usage fee:
Intra-district	0.18 to 0.22 for the first two pulses (first three minutes or less) and 0.09 to 0.11 for each additional pulse (one-minute intervals)
Inter-district	up to 0.30 per pulse (one-minute intervals)

Communication fee:
Internet dial-up	0.02 per pulse (one-minute intervals)

Domestic long-distance services on our traditional network(1)	0.07 per six seconds
International long-distance services on our traditional network(1):
To Hong Kong, Macau and Taiwan	0.20 per six seconds
To all international destinations	0.80 per six seconds

(1)	Subject to filing with the provincial telecommunications administrations, our provincial level headquarters may apply a 10% to 50% discount rate to calls made during off-peak hours.

Data Services

Set forth below are the tariffs for our data services consisting of DDN services and frame relay services.

DDN services. The following table sets forth the monthly fees for DDN services at the bandwidths of 64kbps, 128kbps, 512kbps and 1Mbps:

	Monthly Fee
	64kbps	128kbps	512kbps	1Mbps
	(RMB)
Intra-district	1,500	2,000	3,800	5,000
Inter-district	2,000	2,500	5,200	7,500
Domestic long-distance	3,500	5,000	7,000	9,000

Frame relay services. The following tables set forth the monthly fees for frame relay services, which include monthly fees for port access and permanent virtual circuits, or PVCs(1):

	Monthly Fee
	64kbps	256kbps	512kbps	1Mbps
	(RMB)
Port access
Monthly fees	260	400	500	750
PVC
Intra-district	550	800	1,000	1,250
Inter-district	800	1,150	1,450	2,000
Domestic long-distance	1,700	2,200	2,500	3,000

(1)	One-way tariff for PVCs frame relay services.

Leased Line Services

We charge monthly fees for subscribers to our leased line services based on guidance tariffs set by the PRC Government, which vary based on bandwidth and whether the leased line is local or long-distance. Leased line tariffs have generally decreased in recent years.

The following table sets forth the tariffs for 2Mbps, 8Mbps, 34Mbps and 155Mbps digital circuits:

	Monthly Fee
	2Mbps	8Mbps	34Mbps	155Mbps
	(RMB)
Intra-district	2,000	6,000	16,000	44,000
Inter-district	4,000	11,000	31,000	88,000
Domestic long-distance(1)	6,000	17,000	47,000	132,000

(1)	Does not include the tariffs for local digital circuits and access lines.

Interconnection Arrangements

In October 2003, the former Ministry of Information Industry issued Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees, which superseded the Measures on the Settlement of Call Charges between Telecommunications Networks issued by the former Ministry of Information Industry in 2001. These regulations contain specific provisions regarding, among other things, revenue-sharing methods and settlement mechanisms and interconnection agreements among telecommunications service providers. Since November 2005, the former Ministry of Information Industry (or the MIIT after March 2008) has issued a number of administrative measures to adjust the settlement arrangement standards with respect to interconnection fees for certain network interconnections between telecommunications operators. In accordance with various administrative measures, Unicom Group or we, as the case may be, have entered into agreements on interconnection with other telecommunications operators, including China Telecom and China Mobile.

The following table sets forth selected interconnection revenue-sharing and settlement arrangements for local calls:

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

(2) No revenue-sharing or settlement prior to June 1, 2010. Local fixed-line operator pays RMB0.001 per minute to mobile operator after June 1, 2010.

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

The following table sets forth selected current major main interconnection revenue-sharing and settlement arrangements for domestic long-distance calls:

Operator at Whose Network Calls Are Originated	Operator at Whose Network Calls Are Terminated	Current Main Settlement Arrangement
Local fixed-line or mobile operator A (through the long-distance network of operator A)	Local fixed-line or mobile operator B	For calls originated from a mobile user of China Telecom or Unicom to a mobile user of China Mobile (not including “157” or “188” prefix phone numbers (TD users)) during the period from January 1, 2014, Mobile operator A (China Telecom or Unicom) pays RMB0.04 per minute to mobile operator B (China Mobile). Other than the above, operator A pays RMB0.06 per minute to operator B.

Fixed-line or mobile operator A	Domestic long-distance calls made without using the carrier identity code of operator B (through the long-distance network of operator B)

(1) Operator A collects the tariff from the subscribers;

(2) If Operator A is a fixed-line operator, operator A retains RMB0.06 per minute; if operator A is a mobile operator, operator A retains local usage fee and RMB0.06 per minute; and

(3) Operator A pays operator B the rest of the domestic long-distance tariff.

Note: Domestic long-distance calls shall be charged at the domestic long-distance call tariff of operator B.

Local fixed-line or mobile operator A	Domestic long-distance calls made by using the carrier identity code of operator B (through the long-distance network of operator B)	(1) Operator B collects the tariff from the subscribers; and (2) Operator B pays operator A RMB0.06 per minute.

The following table sets forth selected current main interconnection revenue-sharing and settlement arrangements for public switched telephone network international long-distance calls, including calls originated from and terminated in Hong Kong, Macau and Taiwan:

Operator at Whose Network Calls Are Originated	Operator at Whose Network Calls Are Terminated	Current Main Settlement Arrangement
Local fixed-line or mobile operator A	International long-distance calls (including to Hong Kong, Macau and Taiwan) made without using the carrier identity code of operator B and directed by operator A from the originating network to operator B.

(1) Operator A collects the tariff from the subscribers;

(2) If operator A is a fixed-line operator, operator A retains no more than RMB0.54 per minute with the remaining paid to operator B; and

(3) If operator A is a mobile operator, operator A retains local usage fees and no more than RMB0.54 per minute with the remaining paid to operator B.

Note: International long-distance calls shall be charged at the international long-distance call tariff of operator B.

Local fixed-line or mobile operator A	International long-distance calls made by using the carrier identity code of operator B and through the domestic and international long-distance networks of operator B.	(1) Operator B collects the tariff from the subscribers; and (2) Operator B pays operator A RMB0.06 per minute.

The following table sets forth selected current main interconnection revenue-sharing and settlement arrangements for VoIP long-distance calls:

Operator from Whose Network Calls Are Originated	Operator at Whose Network Calls Are Terminated	Current Main Settlement Arrangement
Fixed-line or mobile operator A	Fixed-line or mobile operator B through the VoIP network of operator C

(1) Operator A collects local usage fees;

(2) Operator C collects the VoIP long-distance usage fees from its subscribers;

(3) Operator C pays RMB0.06 per minute to operator B on the terminating end;

(4) No settlement between operator C and operator A on the originating end.

The following table sets forth selected current main interconnection revenue-sharing and settlement arrangements for SMS:

Network from Which SMS Originated	Network at Which SMS Terminated	Current Main Settlement Arrangement
Fixed-line or mobile operator A	Fixed-line or mobile operator B

(1) Operator A collects the tariff from its subscribers;

(2) Operator A pays RMB0.01 (RMB0.03 during the period from January 1, 2010 to December 31, 2013; RMB0.05 prior to January 1, 2010) per SMS to Operator B

The following table sets forth selected current main interconnection revenue-sharing and settlement arrangements for MMS:

Network from Which MMS Originated	Network at Which MMS Terminated	Current Main Settlement Arrangement
Mobile operator A	Mobile operator B

(1) Operator A collects the tariff from its subscribers;

(2) Operator A pays RMB0.05 (RMB0.10 during the period from January 1, 2010 to December 31, 2013; RMB0.15 prior to January 1, 2010) per MMS to Operator B

Technical Standards

The MIIT is responsible for promulgating the technical standards for China’s telecommunications industry and establishing the technical requirements and testing parameters for telecommunications equipment (including network and end-user equipment). The MIIT is also responsible for designating qualified institutes to test telecommunications equipment, which would grant network access licenses (or product standard certificates) for the equipment that has successfully passed the relevant tests. Only telecommunications equipment for which a network access license (or a product standard certificate) has been granted may be sold and used in China.

Most of the standards used in the Chinese telecommunications industry are generally based on the standards issued by the International Telecommunications Union, or ITU, 3rd Generation Partnership Project, Open Mobile Alliance, World Wide Web Consortium, and other international organizations for telecommunications standards, with more specific requirements made in light of China’s particular telecommunications industry. On the basis of the technical standards used in China’s telecommunications industry, we may formulate our own technical standards based on our own needs and issue additional requirements for telecommunications equipment in order to meet our operational needs. All telecommunications equipment purchased by China’s telecommunications operators must have been granted a network access license issued by the MIIT and must meet the standards set forth by the relevant operators.

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

The MIIT has required major Chinese telecommunications service providers, including Unicom Group and former Netcom Group, to participate in a project to provide telecommunications services in tens of thousands of remote villages in certain designated provinces in China as transitional measures prior to the formalization of a universal service obligation framework. In participating in this project, Unicom Group has undertaken the universal service obligation to extend telecommunications service coverage to all administrative-level villages primarily through its transmission networks. Currently, with our assistance, Unicom Group is further extending telecommunications service coverage to natural villages in remote areas in China as designated by the MIIT. We have been assisting Unicom Group in providing mobile telecommunications services to these remote villages and are responsible for the operation and maintenance of the relevant network facilities in our service areas. See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — The PRC Government may require us, along with other telecommunications service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services” under Item 3.

Convergence Policy of Telecom, Broadcasting and Internet Networks

In January 2010, the PRC Government announced its decision to accelerate the advancement of convergence of television broadcast, telecommunications and Internet access networks to realize interconnection and resource-sharing among the three networks and further develop the provision of voice, data, television and other services. After the implementation of the three-network convergence policy on a trial basis in selective geographic locations during the period from 2010 to 2012, the PRC Government has started to fully implement such policy across-the-board starting from 2013. The PRC Government may amend relevant policies or promulgate new regulations corresponding to the implementation of the three-network convergence policy in the future.

Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit non-State-owned companies to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. The trial period is expected to end on December 31, 2015, subject to further adjustment by the MIIT based on the trial results.

Others

As a company with substantially all of our operations in China, we, along with our controlling shareholder, Unicom Group, are subject to various regulations of the PRC Government in addition to those regulating the telecommunications industry. PRC regulatory authorities, such as the State Bureau of Taxation, National Audit Office and SAIC, exercise extensive oversight over various aspects of our businesses and conduct various regular inspections, examinations and/or audits on us and Unicom Group. As required by the relevant PRC laws and regulations, Unicom Group, as one of the key State-owned enterprises under the direct supervision of the SASAC, is also subject to routine audits by the National Audit Office, or the NAO.

In addition, the SASAC has an indirect influence over us as our controlling shareholder, Unicom Group, is under the direct supervision of the SASAC. In particular, the SASAC may designate certain nominees and request Unicom Group to propose the appointment of such nominees as our directors and senior management. The SASAC may also request Unicom Group to remove our directors and senior management in accordance with relevant procedures provided by applicable law and our articles of association.

Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act of 1934, as amended. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2014 that requires disclosure in this under Section 13(r) of the Exchange Act of 1934, as amended, except as set forth below.

Our ultimate controlling shareholder, Unicom Group, is a party to the international roaming agreements with Mobile Company of Iran, or MCI, and MTN Irancell, or MTN, respectively. We have been informed by Unicom Group that, in 2014, the estimated gross revenue Unicom Group generated from such inbound international roaming traffic with MCI and MTN was approximately RMB1,810,000 and RMB2,600, respectively, and the estimated total amount paid by Unicom Group to MCI and MTN for the outbound international roaming traffic was approximately RMB268,000 and approximately RMB210,000, respectively. Unicom Group does not customarily allocate net profit on a country-by-country or activity-by-activity basis, and therefore it is not possible to determine accurately the precise net profits attributable to such transactions with MCI and MTN. Unicom Group estimates that the net profits attributable to the transactions with MCI and MTN were negligible relevant to its overall net profits. We understand that Unicom Group intends to continue these activities in the future.

C.	Organizational Structure

We are incorporated in Hong Kong and as of April 17, 2015, we were 40.61% owned by Unicom BVI, which was 17.90% owned by Unicom Group and 82.10% owned by the A Share Company, which in turn was 63.09% owned by Unicom Group, 33.75 % owned by Unicom Group BVI, which in turn was 100% owned by Unicom Group, and 25.64% owned by public shareholders. See “A. History and Development of the Company” above. Set forth below are details of our wholly owned significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
Unicom Vsens Telecommunications Company Limited	China	100%
Unicom New Horizon Telecommunications Corporation Limited	China	100%
China Unicom (Hong Kong) Operations Limited	Hong Kong	100%
China Unicom (Americas) Operations Limited	United States	100%
China Unicom (Singapore) Operations Pte. Ltd.	Singapore	100%
China Unicom (Europe) Operations Limited	United Kingdom	100%
China Unicom (Japan) Operations Corporation	Japan	100%
Billion Express Investments Limited	British Virgin Islands	100%
China Unicom (South Africa) Operations (Pty) Limited	South Africa	100%
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar	100%
China Unicom (Australia) Operations Pty Limited	New South Wales	100%

D.	Properties

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

We completed the 2011 Acquisition in respect of Unicom NewSpace in December 2011. See “A. History and Development of the Company — Unicom Acquisitions and Sales — 2011 Acquisition” under Item 4. Because we and Unicom NewSpace were under common control of Unicom Group both prior to and after the 2011 Acquisition, the 2011 Acquisition is considered as a business combination of entities and businesses under common control and has been accounted for using merger accounting in accordance with AG 5 issued by the HKICPA in November 2005. Upon our adoption of IFRS, we adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method, which is consistent with HKFRS. Given that all the acquired entities and businesses mentioned above in this paragraph had always been under common control during all the periods presented, the assets and liabilities thereof are stated at predecessor values and are included in the consolidated financial statements included in this annual report on Form 20-F as if these entities and their businesses acquired had always been part of our company during all the periods presented prior to 2011.

Overview

We are an integrated telecommunications operator in China providing mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services to our customers. In recent years, we have continued to extend the coverage of all of our services nationwide. We, China Mobile and China Telecom are the three major telecommunications operators in China. See “A. History and Development of the Company — Restructurings of the Telecommunications Industry” under Item 4.

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

The table below sets forth revenue from our major services and their respective percentage of our total revenue in 2012, 2013 and 2014.

	For the Year Ended December 31,
	2012		2013		2014
	RMB in millions	As % of Total	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue	248,926	100.0	295,038	100.0	284,681	100.0
Total service revenue	210,127	84.4	238,567	80.9	244,878	86.0
Include: Mobile services	126,036	50.6	151,133	51.2	155,095	54.5
Fixed-line services	83,213	33.4	86,487	29.3	88,481	31.1
Out of which:
Broadband service	41,570	16.7	45,991	15.6	50,201	17.6
Total sales of telecommunications products	38,799	15.6	56,471	19.1	39,803	14.0

Our service revenue primarily consists of the following:

•	usage fees and monthly fees for our mobile and fixed-line telephone services, which are recognized when we render the service to our customers;

•	revenue from the provision of value-added services, which is recognized when we render the services to our customers;

•	revenue from the provision of broadband, data and other Internet-related services, which are recognized when the services are provided to customers;

•	revenue from interconnection with other telecommunications operators for calls made from their networks to our networks. We recognize interconnection revenue when the relevant calls are made by subscribers;

•	revenue for offerings which include the bundled sale of mobile handsets and provision of services. The total contract consideration of such bundled sale is allocated to service revenue and sales of handsets based on their relative fair values. We recognize revenue allocated to the sale of handset when the title of the handset is passed to the customer and recognize revenue allocated to the service element based upon the actual usage of telecommunications services. The cost of the mobile handset sold is expensed immediately to the statement of income;

•	revenue from information communications technology services are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, service revenue should be recognized only to the extent of reasonable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred, or (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and service revenue should not be recognized;

•	revenue from sales of telecommunications products (which mainly represent handsets and accessories) that are not bundled with mobile services are recognized when title of such products has been passed to the buyers; and

•	rental income from leases of customer-end equipment and transmission lines on our networks to business customers and other telecommunications carriers in China. We recognize leased line rental revenue on a straight-line basis over the relevant lease term.

The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2012, 2013 and 2014.

	For the Year Ended December 31,
	2012		2013		2014
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	248,926	100.0	295,038	100.0	284,681	100.0
Costs, expenses and others	239,405	96.2	281,324	95.4	268,750	94.4
Interconnection charges	18,681	7.5	20,208	6.8	14,599	5.1
Depreciation and amortization	61,057	24.5	68,196	23.1	73,868	25.9
Network, operation and support expenses	32,516	13.1	33,704	11.4	37,851	13.3
Employee benefit expenses	28,778	11.6	31,783	10.8	34,652	12.2
Selling and marketing	35,037	14.1	42,991	14.6	40,193	14.1
General, administrative and other expenses	16,215	6.5	18,973	6.4	21,218	7.5
Cost of telecommunications products sold	45,040	18.1	63,416	21.5	43,397	15.2
Finance costs, net of interest income	3,424	1.4	2,940	1.0	4,334	1.5
Other income-net	(1,343)	(0.5)	(887)	(0.3)	(1,362)	(0.5)

Our major costs and expenses include the following:

•	interconnection expenses, representing amounts paid to other operators for calls from our networks to their networks and for calls made by our subscribers roaming in their networks;

•	depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets;

•	network, operation and support expenses, mainly relating to repair, maintenance and operations of our networks;

•	leasing fee for telecommunications networks in southern China;

•	employee benefit expenses, representing staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes, housing benefits and share-based compensation costs amortized over the vesting period of options;

•	selling and marketing expenses, including commissions, promotion and advertising expenses, direct incremental costs for activating subscriber services and customer retention costs;

•	general, administrative and other expenses, primarily including provision for doubtful debts, utilities, general office expenses and travel expenses;

•	cost of telecommunications products sold; and

•	finance costs, net of interest income, primarily including interest expenses, net of interest income.

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

We recognize revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of our activities as described below. We base our estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

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

Advances from customers

Advances from customers are mainly amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services. Advances from customers are stated at the amount of proceeds received less the amount already recognized as revenue upon the rendering of services.

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

Impairment of Non-Financial Assets

We test whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.12 to the audited consolidated financial statements contained elsewhere in this annual report on Form 20-F. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and our results would be significantly affected. Such impairment losses are recognized in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2012, 2013 and 2014.

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

Allowance for Doubtful Debts

Management estimates an allowance for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, additional allowance may be required.

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

For temporary differences which give rise to deferred tax assets, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, changes in fair value on financial assets through other comprehensive income and provision for doubtful debts. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to approximately RMB6,215 million as of December 31, 2014 (2013: approximately RMB6,734 million). Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

Recently Issued International Financial Reporting Standards/Hong Kong Financial Reporting Standards

The IASB has issued a number of new and revised IFRSs and interpretations that are first effective for the current accounting period commencing January 1, 2014 or are available for early adoption. The equivalent new and revised HKFRSs and interpretations consequently issued by the HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs. See Note 2.2(d) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Up to the date of issue of our 2014 financial statements, the following amendments and new standards have been issued but not yet effective for the annual accounting period ended December 31, 2014 and has not been adopted by us:

Effective for annual accounting period beginning on or after
Amendments to IAS/HKAS 19, “Defined benefit plans: Employee Contributions”	July 1, 2014
Annual improvements to IFRSs/HKFRSs 2010-2012 cycle	July 1, 2014
Annual improvements to IFRSs/HKFRSs 2011-2013 cycle	July 1, 2014
Amendments to IFRS/HKFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
Amendments to IAS/HKAS 16 and IAS/HKAS 38, “Clarification of Acceptable Methods of Depreciation and Amortisation”	January 1, 2016
IFRS /HKFRS 15, “Revenue from Contracts with Customer”	January 1, 2017

Operating Results

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue

In 2014, we continued to actively develop full-service operation with a focus on mobile broadband services and fixed-line broadband services. Revenue for 2014 was RMB284.68 billion, representing a decrease of 3.5% from RMB295.04 billion for 2013, of which our service revenue was RMB244.88 billion in 2014, representing an increase of 2.6% from 2013. As our revenue is presented after excluding any VAT in accordance with IFRS and we do not pass on the cost of any VAT to our subscribers for telecommunications services, the implementation of VAT in the PRC telecommunications industry effective on June 1, 2014 has a negative impact on our revenue.

Mobile Services Revenue

Revenue from our mobile services decreased by 6.1% from RMB207.53 billion in 2013 to RMB194.84 billion in 2014. Of the revenue from our mobile services in 2013 and 2014, RMB151.13 billion and RMB155.10 billion, respectively, was from service revenue. Service revenue from our mobile services as a percentage of our total service revenue was 63.4% and 63.3% in 2013 and 2014, respectively. The ARPU for our mobile subscribers decreased from RMB48.2 in 2013 to RMB44.1 in 2014. The decrease in revenue from our mobile services was primarily driven by a decrease in the revenue of our mobile telecommunications products. The decrease in the ARPU for our mobile subscribers also contributed to the decrease of our mobile service revenue. The decrease in the ARPU for our mobile subscribers was primarily due to the factors including (i) the intensified competition with other telecommunications operators in China; (ii) the implementation of VAT in the PRC telecommunications industry; (iii) the change in our subsidies towards a model of lesser handset subsidies and more rebates or discounts on service charges to our subscribers, which resulted in a direct reduction of our mobile service revenue; and (iv) many new subscribers are users with lower usage of telecommunications services.

The total number of our mobile subscribers was 299.10 million as of December 31, 2014, with a net addition of 18.11 million subscribers (including a net addition of 26.51 million mobile broadband subscribers) from the end of 2013. ARPU of our mobile broadband services was RMB63.6 in 2014, representing a decrease of 15.3% from RMB75.1 in 2013, primarily due to our business strategy to increase the number of our mobile broadband subscribers, which resulted in an increased proportion of new subscribers who are users with relatively lower usage of mobile broadband services. ARPU of our GSM mobile services was RMB26.6 in 2014, representing a decrease of 15.8% from RMB31.6 in 2013, primarily due to (i) the migration of certain mid- and high-end 2G subscribers to mobile broadband network, (ii) the intensified competition among the telecommunications operators in China and (iii) the fact that a significant portion of our new users consists of users from rural areas, many of whom tend to have less usage of telecommunications services and to be more cost-sensitive than users from urban areas.

The table below sets forth the revenue composition of our mobile services and each revenue item’s respective share of total revenue for the years ended December 31, 2013 and 2014.

	2013		2014
	RMB in millions	As % of total	RMB in millions	As % of total
Total revenue from mobile services	207,526	100.0	194,838	100.0
Service revenue	151,133	72.8	155,095	79.6
Usage fees and monthly fees	68,626	33.1	62,152	31.9
Value-added services revenue	67,975	32.8	79,814	41.0
Interconnection fees	13,635	6.6	12,398	6.4
Other service revenue	897	0.4	731	0.4
Sales of mobile telecommunications products	56,393	27.2	39,743	20.4

Usage Fees and Monthly Fees. Primarily as a result of (i) the implementation of VAT in the PRC telecommunications industry; and (ii) the intensified competition among the major PRC telecommunications operators, usage fees and monthly fees for our mobile services were RMB62.15 billion in 2014, representing a decrease of 9.4% from RMB68.63 billion in 2013.

Value-Added Services Revenue. Value-added services revenue consists primarily of revenue from our mobile value-added services. Due to our active promotion of mobile data services of our mobile broadband services as well as the increase in the number of our mobile subscribers, revenue from our mobile value-added services was RMB79.81 billion in 2014, representing an increase of 17.4% from RMB67.98 billion in 2013. The increase was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry. As a percentage of total revenue from mobile services, revenue from our mobile value-added services increased from 32.8% in 2013 to 41.0% in 2014. Of the total revenue from mobile value-added services, revenue from mobile Internet services increased by 29.9% from RMB38.35 billion in 2013 to RMB49.84 billion in 2014, revenue from our SMS services decreased by 1.2% from RMB7.71 billion in 2013 to RMB7.61 billion in 2014, and revenue from “Cool Ringtone” services decreased by 13.9% from RMB2.79 billion in 2013 to RMB2.40 billion in 2014.

Interconnection Fees. Our interconnection fees decreased by 9.1% from RMB13.64 billion in 2013 to RMB12.40 billion in 2014, and represented 6.4% of total revenue from mobile services in 2014 as compared with 6.6% in 2013. The decrease in our interconnection fees was primarily as a result of (i) the downward adjustment of interconnection fee charges by MIIT; and (ii) the implementation of VAT in the PRC telecommunications industry.

Sales of Telecommunications Products. Revenue from our sales of mobile telecommunications products decreased from RMB56.39 billion in 2013 to RMB39.74 billion in 2014, mainly due to the decrease in the sales amount of telecommunications products.

Fixed-Line Services Revenue

In 2014, we continued to develop our fixed-line broadband services and promoted our mobile and fixed-line bundled services. The trend of mobile substitution continued to have a negative impact on the growth of revenue from our fixed-line voice services. Our revenue from fixed-line services increased by 2.3% from RMB86.57 billion in 2013 to RMB88.54 billion in 2014, of which service revenue increased by 2.3% from RMB86.49 billion in 2013 to RMB88.48 billion in 2014. The increase of our revenue from fixed-line services was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry. See “D. Risk Factors — Risks Relating to Our Business — The industry trends of mobile service substitution and mobile service migration from old generations to new generations may continue to have a material adverse effect on our fixed-line local telephone services and mobile services, which may materially and adversely affect our financial condition, results of operations and growth prospects” under Item 3.

The table below sets forth the revenue composition of our fixed-line services and each revenue item’s respective share of total revenue from our fixed-line services for the years ended December 31, 2013 and 2014.

	For the Year Ended December 31,
	2013		2014
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line services	86,565	100.0	88,541	100.0
Service revenue	86,487	99.9	88,481	99.9
Usage fee and monthly fee	17,698	20.4	14,357	16.2
Broadband, data and other Internet-related services revenue	48,278	55.8	52,579	59.4
Interconnection fees	4,146	4.8	3,979	4.5
Value-added services revenue	3,996	4.6	4,324	4.9
Leased line income	8,389	9.7	8,879	10.0
Information communication technology services revenue	2,991	3.5	3,469	3.9
Other service revenue	989	1.1	894	1.0
Sales of fixed-line telecommunications products	78	0.1	60	0.1

Usage Fees and Monthly Fees. Usage fees include local usage fees charged for local telephone calls and VoIP long-distance calls, long-distance usage fees for domestic and international long-distance calls originated by our fixed-line subscribers, users of our pre-paid phone cards and certain other customers. Monthly fees represent the fixed amount of service charges to our customers for using our fixed-line telephone services.

In 2014, we experienced continuing decline in the number of fixed-line local telephone subscribers and revenue due to the continuing effect of mobile substitution. Our local telephone subscribers decreased in 2014 by 6.4% from 87.64 million at the end of 2013 to 82.06 million at the end of 2014. ARPU of the local telephone services decreased by 9.8% from RMB20.5 in 2013 to RMB18.5 in 2014. Total usage of local calls increased by 8.0% from 64.63 billion pulses in 2013 to 69.78 billion pulses in 2014 (excluding Internet dial-up usage) and total usage of long-distance calls decreased by 9.7% from 15.99 billion minutes in 2013 to 14.44 billion minutes in 2014. Revenue from our usage fees and monthly fees in 2014 decreased by 18.9% from RMB17.70 billion in 2013 to RMB14.36 billion in 2014.

Broadband, Data and Other Internet-Related Services Revenue. Revenue from our broadband, data and other Internet-related services include revenue generated from DSL, LAN, and broadband-related value-added services, fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services and revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from our broadband, data and other Internet-related services increased by 8.9% from RMB48.28 billion in 2013 to RMB52.58 billion in 2014, primarily as a result of the increase in revenue from fixed-line broadband services. The increase of our revenue from our broadband, data and other Internet-related services was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry.

In light of the continuing effect of mobile substitution, fixed-line broadband service has become the main growth driver of our revenue from fixed-line services. In 2014, our fixed-line broadband services continued to maintain growth as a result of our efforts in improving broadband access speed, adopting multi-service bundling strategy, enriching application contents and implementing diversified sales strategies. The number of our fixed-line broadband subscribers increased by 6.4% from 64.65 million in 2013 to 68.79 million in 2014. ARPU of our fixed-line broadband services increased by 1.3% from RMB61.4 in 2013 to RMB62.2 in 2014. Revenue from our fixed-line broadband services increased by 9.2% from RMB45.99 billion in 2013 to RMB50.20 billion in 2014, and as a percentage of the total fixed-line revenue increased from 53.1% in 2013 to 56.7% in 2014. Revenue from our data and other Internet-related services increased by 3.9% from RMB2.29 billion in 2013 to RMB2.38 billion in 2014.

Interconnection Fees. Our interconnection fees consist of interconnection fees charged to other domestic telecommunications operators, principally China Mobile and China Telecom, for both local and long-distance calls. Our interconnection fees decreased by 4.0% from RMB4.15 billion in 2013 to RMB3.98 billion in 2014. The decrease in interconnection revenue was mainly due to a decrease in voice traffic from other telecommunications operators as a result of the mobile substitution effect.

Value-Added Services Revenue. Revenue from our value-added services consists of fees that we charge our customers for the provision of caller-identification, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenue from our value-added services increased by 8.2% from RMB4.00 billion in 2013 to RMB4.32 billion in 2014.

Leased Line Income. Our leased line income consists of fees that we receive from our government, corporate and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Our leased line income increased by 5.8% from RMB8.39 billion in 2013 to RMB8.88 billion in 2014, which was primarily due to the increased demand of leased line services from our local government and corporate customers. The increase of our leased line income was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry.

Information Communication Technology Services Revenue. Information communication technology services revenue increased by 16.0% from RMB2.99 billion in 2013 to RMB3.47 billion in 2014, mainly as a result of our growing information communication technology services with new system integration projects in 2014 for government and large corporate customers.

Other Service Revenue. Other service revenue mainly consists of miscellaneous revenue items. Other service revenue decreased by 10.1% from RMB0.99 billion in 2013 to RMB0.89 billion in 2014.

Sales of Telecommunications Products. Revenue from our sales of fixed-line telecommunications products decreased by 23.1% from RMB78 million in 2013 to RMB60 million in 2014, mainly due to (i) the decrease in the sales of telecommunications terminal products such as telephone sets associated with local voice services in 2014; and (ii) the implementation of VAT in the PRC telecommunications industry.

Costs, Expenses and Others

Total costs, expenses and others in 2014 were RMB268.75 billion, representing a decrease of 4.5% from RMB281.32 billion in 2013. The implementation of VAT in the PRC telecommunications industry effective on June 1, 2014 reduced our costs and expenses to the extent we are entitled to claim certain input VAT credits for the purchase of goods and services. However, on the one hand, certain costs and expenses, such as employee benefit expenses and finance costs are not subjected to VAT and therefore do not qualify for input VAT credits. On the other hand, the decrease in depreciation and amortization expenses due to the ability to claim input VAT credits is realized over the estimated useful life of such assets. For the fiscal year ended December 31, 2014, the decrease in our costs and expenses was smaller than the decrease in our revenue due to the implementation of VAT in the PRC telecommunications industry.

The table below sets forth the major items of costs, expenses and others and their respective percentage of the total telecommunications services revenue for the years 2013 and 2014:

	For the Year Ended December 31,
	2013		2014
	RMB in millions	% of Total	RMB in millions	% of Total
Total telecommunications services revenue	238,567	100.0	244,878	100.0
Costs, expenses and others	281,324	117.9	268,750	109.7
Interconnection charges	20,208	8.5	14,599	6.0
Depreciation and amortization	68,196	28.6	73,868	30.2
Network, operation and support expenses	33,704	14.1	37,851	15.5
Employee benefit expenses	31,783	13.3	34,652	14.2
Selling and marketing	42,991	18.0	40,193	16.4
General, administrative and other expenses	18,973	8.0	21,218	8.7
Cost of telecommunications products sold	63,416	26.6	43,397	17.7
Finance costs, net of interest income	2,940	1.2	4,334	1.8
Other income-net	(887)	(0.4)	(1,362)	(0.6)

Interconnection Charges. Interconnection charges were RMB14.60 billion in 2014, down by 27.8% from 2013, primarily due to (i) the downward adjustment of interconnection settlement policy and (ii) the implementation of VAT in the PRC telecommunications industry to the extent that we are entitled to input VAT credits. Interconnection charges as a percentage of telecommunications service revenue decreased from 8.5% in 2013 to 6.0% in 2014.

Depreciation and Amortization. Our depreciation and amortization expenses were RMB73.87 billion in 2014, up by 8.3% from 2013. The increase was primarily due to the increase in our capital expenditures in connection with the expansion of our mobile broadband and fixed-line broadband network coverage and improvement of our network quality in 2014. These capital expenditures increased the relevant fixed assets that are subject to depreciation. As a percentage of telecommunications service revenue, our depreciation and amortization expenses increased from 28.6% in 2013 to 30.2% in 2014.

Network, Operation and Support Expenses. Due to various factors, including the expansion of networks, facilities and base stations and the increases in utilities charges and rental expenses, we incurred network, operation and support expenses of RMB37.85 billion in 2014, up by 12.3% from 2013. In general, the implementation of VAT in the PRC telecommunications industry reduces our network, operation and support expenses to the extent we are entitled to the input VAT credits. Network, operation and support expenses, as a percentage of telecommunications service revenue, increased from 14.1% in 2013 to 15.5% in 2014. With the expansion of our network, we had an increased demand of leased lines, and the related line leasing fees was RMB2.74 billion, up by 14.9% from 2013.

Employee Benefit Expenses. Due to the increases in salaries and wages as well as contributions to defined contribution pension schemes, medical insurance and housing benefits, our employee benefit expenses increased by 9.0% from RMB31.78 billion in 2013 to RMB34.65 billion in 2014, and as a percentage of telecommunications service revenue, increased from 13.3% in 2013 to 14.2% in 2014.

Selling and Marketing Expenses. Primarily due to (i) our strengthened management of the selling and marketing expenses and the adjustment of our sales and marketing model and (ii) the implementation of VAT in the PRC telecommunications industry, our selling and marketing expenses were RMB40.19 billion in 2014, down by 6.5% from 2013, and as a percentage of telecommunications service revenue, decreased from 18.0% in 2013 to 16.4% in 2014.

General, Administrative and Other Expenses. Our general, administrative and other expenses were RMB21.22 billion in 2014, up by 11.8% from 2013, and as a percentage of telecommunications service revenue, slightly increased from 8.0% in 2013 to 8.7% in 2014.

Cost of Telecommunications Products Sold. In 2014, the cost of telecommunications products sold amounted to RMB43.40 billion, down by 31.6% from 2013, primarily due to the decrease in sales of telecommunications terminal products in 2014.

Finance Costs, Net of Interest Income. Our finance costs, net of interest income, increased from RMB2.94 billion in 2013 to RMB4.33 billion in 2014, which was primarily due to a decrease in our gains of foreign exchange settlement.

Other Income-Net. In 2014, other income-net was RMB1.36 billion, up by 53.6% from 2013. The increase was primarily due to (i) the liquidated damages we received from our contract counterparties; and (ii) an increase of dividend income received from our investment in Telefónica and others.

Income Before Income Tax

In 2014, our income before income tax was RMB15.93 billion, up by 16.2% from 2013, mainly due to the decrease in our costs and expenses.

Income Tax

Our income tax was RMB3.88 billion in 2014, up by 17.3% from 2013, and our effective tax rate in 2014 was 24.3%, slightly up by 0.2 percentage point from 2013. The increase in our income tax was largely due to the increase in our income before income tax.

Net Income for the Year

In 2014, our net income reached RMB12.06 billion, up by 15.8% from 2013. Our basic earnings per share was RMB0.51 in 2014, up by 14.8% from 2013.

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

Fixed-Line Services Revenue

In 2013, we continued to develop our fixed-line broadband services and promoted our mobile and fixed-line bundled services. The trend of mobile substitution continued to have a negative impact on the revenue from our fixed-line voice services. Our revenue from fixed-line services increased by 4.0% from RMB83.28 billion in 2012 to RMB86.57 billion in 2013, of which service revenue increased by 3.9% from RMB83.21 billion in 2012 to RMB86.49 billion in 2013. See “D. Risk Factors — The industry trends of mobile service substitution and mobile service migration from old generations to new generations may continue to have a material adverse effect on our fixed-line local telephone services and mobile services, which may materially and adversely affect our financial condition, results of operations and growth prospects” under Item 3.

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

Usage Fees and Monthly Fees. Usage fees include local usage fees charged for local telephone calls and VoIP long-distance calls, long-distance usage fees for domestic and international long-distance calls originated by our fixed-line subscribers, users of our pre-paid phone cards and certain other customers. Monthly fees represent the fixed amount of service charges to our customers for using our fixed-line telephone services.

In 2013, we experienced continuing decline in the number of fixed-line local telephone subscribers and revenue due to the continuing effect of mobile substitution. Our local telephone subscribers decreased in 2013 by 4.7% from 91.96 million at the end of 2012 to 87.64 million at the end of 2013. ARPU of the local telephone services decreased by 9.3% from RMB22.6 in 2012 to RMB20.5 in 2013. Total usage of local calls decreased by 20.7% from 2012 to 64.63 billion pulses in 2013 (excluding Internet dial-up usage) and total usage of long-distance calls decreased by 12.1% from 18.20 billion minutes in 2012 to 15.99 billion minutes in 2013. As a result, revenue from our usage fees and monthly fees in 2013 decreased by 12.2% from RMB20.15 billion in 2012 to RMB17.70 billion in 2013.

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

Interconnection Fees. Our interconnection fees consist of interconnection fees charged to other domestic telecommunications operators, principally China Mobile and China Telecom, for both local and long-distance calls. Our interconnection fees decreased by 1.8% from RMB4.22 billion in 2012 to RMB4.15 billion in 2013. The decrease in interconnection revenue was mainly due to a decrease in voice traffic from other telecommunications operators as a result of the mobile substitution effect.

Value-Added Services Revenue. Revenue from our value-added services consists of fees that we charge our customers for the provision of caller-identification, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenue from our value-added services decreased by 8.5% from RMB4.37 billion in 2012 to RMB4.00 billion in 2013, mainly due to the decrease in the usage of our caller-identification, Personalized Ring, and PHS SMS services as a result of the reduction of our fixed-line telephone subscribers, including PHS subscribers.

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

Liquidity and Capital Resources

Working Capital and Cash Flows

As of December 31, 2014, we had RMB25.31 billion of cash and cash equivalents, as compared with RMB21.51 billion as of December 31, 2013 and RMB18.25 billion as of December 31, 2012. As of December 31, 2014, we had RMB0.06 billion of short-term bank deposits, as compared with RMB0.05 billion as of December 31, 2013 and RMB0.03 billion as of December 31, 2012. As of December 31, 2014, we had a working capital deficit (current liabilities less current assets) of RMB235.35 billion, representing a decrease by 3.2% from the working capital deficit of RMB243.03 billion as of December 31, 2013. The decrease in working capital deficit in 2014 primarily resulted from the increase in monetary assets and reclassification of convertible bonds to non-current liabilities.

In recent years, although the PRC Government introduced measures to avoid overheating of the economy, including tightening bank lending policies, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in China. As of December 31, 2014, we had RMB361.6 billion revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which RMB235.3 billion was unutilized. There is no term of the facilities that materially restricts our ability to draw down the unutilized banking facilities. In addition, we believe we have the ability to raise funds from short-, medium- and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in China, and net cash inflows from our operations.

The following table sets forth cash inflows and outflows in 2012, 2013 and 2014.

	For the Year Ended December 31,
	2012	2013	2014
	(RMB in millions)
Net cash inflow from operating activities	70,620	78,482	88,094
Net cash outflow from investing activities	(99,480)	(77,110)	(75,319)
Net cash inflow/(outflow) from financing activities	32,004	1,926	(8,973)

Net increase in cash and cash equivalents	3,144	3,298	3,802

Our net cash inflow from operating activities increased by 11.1% from RMB70.62 billion in 2012 to RMB78.48 billion in 2013, and further increased by 12.2% to RMB88.09 billion in 2014. The increase in net cash inflow from operating activities in 2013 and 2014 was primarily a result of an increase in cash generated from our growing mobile broadband services and fixed-line broadband services, which was partially offset by the increases in interest paid and income tax paid.

Our net cash outflow from investing activities decreased by 22.5% from RMB99.48 billion in 2012 to RMB77.11 billion in 2013 and further decreased by 2.3% to RMB75.32 billion in 2014. The decrease in net cash outflow from investing activities in 2013 and 2014 was mainly due to relatively moderate investment activities, including acquisitions of property, plant and equipment in 2013 and 2014.

Our net cash inflow from financing activities decreased from RMB32.00 billion in 2012 to RMB1.93 billion in 2013, primarily due to the significant decrease in our overall cash requirements in 2013. Our net cash outflow from financing activities was RMB8.97 billion in 2014, primarily due to our repayment of interest-bearing debts.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, cash equivalents, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2012, 2013 and 2014.

	As of December 31,
	2012	2013	2014
	(RMB in millions, except percentages)
Cash and cash equivalents and short-term bank deposits	18,282	21,560	25,364
Total assets	516,124	529,171	545,072
Short-term debt	139,367	130,975	114,679
Short-term bank loans	69,175	94,422	91,503
Commercial papers	38,000	35,000	9,979
Current portion of long-term bank loans	850	48	45
Amounts due to related parties	—	1,344	1,817
Current portion of obligations under finance lease included in other obligations	127	161	168
Current portion of promissory notes	15,000	—	—
Current portion of corporate bonds	5,000	—	—
Convertible bonds	11,215	—	11,167
Long-term debt	2,753	13,639	23,998
Promissory notes	—	—	21,460
Corporate bonds	2,000	2,000	2,000
Convertible bonds	—	11,002	—
Non-current portion of long-term bank loans	536	481	420
Non-current portion of obligations under finance lease included in other obligations	217	156	118
Equity attributable to equity shareholders	209,505	218,899	227,541
Debt-to-capitalization ratio(1)	40.4%	39.8%	37.9%
Debt-to-equity ratio(2)	67.8%	66.1%	60.9%

(1)	Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + equity attributable to equity shareholders).
(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(equity attributable to equity shareholders).

Our debt-to-capitalization ratio was 37.9% at the end of 2014, compared to 39.8% at the end of 2013 and 40.4% at the end of 2012. Our debt-to-equity ratio was 60.9% at the end of 2014, compared to 66.1% at the end of 2013 and 67.8% at the end of 2012. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits by RMB113.31 billion as of December 31, 2014, compared to RMB123.05 billion as of December 31, 2013 and RMB123.84 billion as of December 31, 2012. The decreases in our debt-to-capitalization ratio and debt-to-equity ratio from 2012 to 2014 were mainly due to the increase in equity attributable to equity shareholders. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs. In addition, we seek to increase our capital turnover ratio and control the amount of monetary assets.

Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar, HK dollar and Euro, was RMB91.97 billion at the end of 2014, compared to RMB94.95 billion at the end of 2013 and RMB70.56 billion at the end of 2012. The increase from 2012 to 2013 was mainly because we raised bank loans to settle our payables when due. The decrease from 2013 to 2014 was mainly due to our repayment of certain bank loans. The loan agreement does not include financial performance or other covenants which may materially restrict our operations or those of CUCL, our principal operating subsidiary in China. As of December 31, 2014, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.

In order to further rationalize our debt structure and reduce our interest expense, we may continue to finance a portion of our business operations and capital expenditures through issuance of debt securities. Our liquidity in the future will primarily depend on our ability to maintain adequate cash inflow from operations and obtain adequate external financing to meet our debt service obligations and planned capital expenditures. Our operating cash flows could be adversely affected by numerous factors beyond our control, including, but not limited to, decreased demand for our telecommunications services and further intensified competition. Our ability to obtain external financing also depends on numerous factors, including, but not limited to, our financial condition and creditworthiness as well as our relationship with lenders. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be adversely affected” under Item 3.

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

On April 1, 2010, CUCL completed the issue of the first tranche of commercial paper for the year 2010 in an amount of RMB15 billion, with a maturity period of 365 days and at an interest rate of 2.64% per annum. The commercial paper was fully repaid in March 2011. On April 2, 2010, CUCL completed the issue of the first tranche of promissory note for the year 2010 in an amount of RMB3 billion, with a maturity period of three years and at an interest rate of 3.73% per annum. The promissory note was fully repaid in April 2013.

On September 20, 2010, CUCL completed the issue of the second tranche of commercial paper for the year 2010 in an amount of RMB8 billion, with a maturity period of 365 days and at an interest rate of 2.81% per annum. The commercial paper was fully repaid in September 2011. On the same date, CUCL completed the issue of the second tranche of promissory note for the year 2010 in an amount of RMB12 billion, with a maturity period of three years and at an interest rate of 3.31% per annum. The promissory note was fully repaid in September 2013.

On October 18, 2010, Billion Express Investments Limited, a wholly owned subsidiary of our company, issued the 2015 Convertible Bonds in aggregate principal amount of US$1,838,800,000 (at the fixed exchange rate of US$1 equivalent to HK$7.7576), which are guaranteed by our company and are exchangeable into ordinary shares of our company. Pursuant to the subscription agreement with respect to the 2015 Convertible Bonds, the holders of the 2015 Convertible Bonds may, beginning on November 28, 2010, elect to convert its bonds into our ordinary shares at an initial conversion price of HK$15.85 per share, subject to certain adjustments. Pursuant to the relevant terms and conditions, the conversion price of the 2015 Convertible Bonds was adjusted to HK$15.58 per share as a result of the payment of the 2011 final dividend, to HK$15.36 per share as a result of the payment of the 2012 final dividend and to HK$15.05 per share as a result of the payment of the 2013 final dividend, and will be further adjusted to HK$14.75 per share upon the payment of the 2014 final dividend, which is expected to be June 10, 2015. As of April 17, 2015, none of the 2015 Convertible Bonds has been converted into our ordinary shares.

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

On August 28, 2012, CUCL completed the issue of the second tranche of super and short-term commercial paper for the year 2012 in an amount of RMB15 billion, with a maturity period of 60 days and at an interest rate of 3.70% per annum. The second tranche of super and short-term commercial paper was fully repaid in October 2012.

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

On October 12, 2013, CUCL completed the issue of the third tranche of super and short-term commercial paper for the year 2013 in an amount of RMB10 billion, with a maturity period of 180 days and at an interest rate of 4.68% per annum. The third tranche of super and short-term commercial paper was fully repaid in April 2014.

On October 21, 2013, CUCL completed the issue of the fourth tranche of super and short-term commercial paper for the year 2013 in an amount of RMB10 billion, with a maturity period of 180 days and at an interest rate of 4.68% per annum. The fourth tranche of super and short-term commercial paper was fully repaid in April 2014.

On March 24, 2014, CUCL completed the issue of the first tranche of super and short-term commercial paper for the year 2014 in an amount of RMB10 billion, with a maturity period of 270 days and at an interest rate of 5.10% per annum. The first tranche of super and short-term commercial paper was fully repaid in December 2014.

On April 3, 2014, the Company established a Medium-Term Note Program, or the Program, under which the Company could offer and issue notes of aggregate principal amount of up to RMB10.0 billion. Notes issued under the Program will be denominated in Renminbi and issued to professional investors outside the United States. On April 16, 2014, the Company completed the issue of notes in an aggregate nominal amount of RMB4 billion pursuant to the Program, with a maturity period of three years and at an interest rate of 4.00% per annum.

On April 16, 2014, CUCL completed the issue of the first tranche of promissory note for the year 2014 in an amount of RMB5 billion, with a maturity period of three years and at an interest rate of 5.35% per annum.

On July 14, 2014, CUCL completed the issue of the second tranche of promissory note for the year 2014 in an amount of RMB5 billion, with a maturity period of three years and at an interest rate of 4.84% per annum.

On July 15, 2014, CUCL completed the issue of the first tranche of commercial paper for the year 2014 in an amount of RMB10 billion, with a maturity period of 365 days and at an interest rate of 4.60% per annum.

On July 24, 2014, the Company completed the issue of notes in an aggregate nominal amount of RMB2.5 billion pursuant to the Program, with a maturity period of two years and at an interest rate of 3.80% per annum.

On November 28, 2014, CUCL completed the issue of the third tranche of promissory note for the year 2014 in an amount of RMB5 billion, with a maturity period of three years and at an interest rate of 4.20% per annum.

On March 19, 2015, CUCL completed the issue of the first tranche of super and short-term commercial paper for the year 2015 in an amount of RMB10 billion, with a maturity period of 270 days and at an interest rate of 4.40% per annum.

Contractual Obligations and Commercial Commitments

The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2014.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years
	(RMB in millions)
Short-term bank loans (1)*	92,889	92,889	—	—	—
Commercial papers (2)*	10,243	10,243	—	—	—
Long-term bank loans (3)*	482	49	89	98	246
Corporate bonds (4)*	2,219	90	180	1,949	—
Convertible bonds (5)*	11,319	11,319	—	—	—
Promissory notes (6)*	23,853	975	22,878	—	—
Other obligations*	2,929	2,706	140	18	65
Capital commitments (7)	52,005	42,275	7,535	1,318	877
Operating leases commitments (7)	13,948	4,332	5,221	2,108	2,287
Amounts due to ultimate holding company (8)	1,655	1,655	—	—	—
Amounts due to related parties (8)	3,548	3,548	—	—	—
Amounts due to domestic carriers	1,402	1,402	—	—	—
Accounts payable and accrued liabilities (9)	120,371	120,371	—	—	—

Total obligations	336,863	291,854	36,043	5,491	3,475

*	Interest included
(1)	See Note 26 “Short-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(2)	See Note 27 “Commercial Papers” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(3)	See Note 21 “Long-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(4)	See Note 24 “Corporate Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(5)	See Note 23 “Convertible Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(6)	See Note 22 “Promissory Notes” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(7)	See Note 41 “Contingencies and Commitments” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(8)	See Note 40 “Related Party Transactions” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(9)	See Note 28 “ Accounts Payable and Accrued Liabilities” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Trend Information

Please refer to the discussion in sections headed “— Overview” and “— Operating Results” under this Item 5.

Off-Balance-Sheet Arrangements

As of December 31, 2014, we did not have any other off-balance-sheet arrangement.

Capital Expenditures

The following table sets forth our historical capital expenditure requirements for the periods indicated.

	For the Year Ended December 31,
	2013		2014
	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage
Mobile services	24.65	33.6%	36.95	43.5%
Broadband and data services	17.47	23.8%	19.00	22.4%
Infrastructure and transmission network	23.77	32.4%	22.92	27.0%
Others (1)	7.57	10.2%	6.01	7.1%

Total	73.46	100.0%	84.88	100.0%

(1)	Other expenditures consist of innovation and value-added platform, IT system, fixed-line services and procurement of miscellaneous assets, equipment and spare parts.

Our capital expenditure totaled RMB84.88 billion in 2014, which mainly consisted of investment in mobile services, broadband and data services, and infrastructure and transmission network. In 2014, capital expenditure attributable to mobile services was RMB36.95 billion; capital expenditure attributable to broadband and data services was RMB19.00 billion; capital expenditure attributable to infrastructure and transmission network was RMB22.92 billion.

We expect to continue incurring significant capital expenditure in 2015. We expect our capital expenditure in 2015 to include primarily investments in mobile broadband services and fixed-line broadband services as well as infrastructure and transmission networks that support the development of our mobile broadband services and fixed-line broadband services.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Chang Xiaobing	58	Chairman of the Board of Directors and Chief Executive Officer
Lu Yimin	51	Executive Director and President
Li Fushen	52	Executive Director and Chief Financial Officer
Zhang Junan	58	Executive Director and Senior Vice President
Cesareo Alierta Izuel	69	Non-Executive Director
Cheung Wing Lam Linus	66	Independent Non-Executive Director
Wong Wai Ming	57	Independent Non-Executive Director
Chung Shui Ming Timpson	63	Independent Non-Executive Director
Cai Hongbin	47	Independent Non-Executive Director
Law Fan Chiu Fun Fanny	62	Independent Non-Executive Director
Jiang Zhengxin	58	Senior Vice President
Shao Guanglu	51	Senior Vice President
Xiong Yu	45	Senior Vice President

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

Mr. Li Fushen was appointed in March 2011 as an Executive Director and Chief Financial Officer of the Company. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master’s degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom since September 2005 and has served as Executive Director of China Netcom since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. From February 2009 to March 2011, Mr. Li served as a Senior Vice President of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited since July 2007, and a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Li is a Director, Vice President and Chief Accountant of Unicom Group, a Director of A Share Company, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Zhang Junan was appointed in August 2014 as an Executive Director. Mr. Zhang was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Zhang graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master’s degree in business administration from the Australian National University in 2002 and a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2008. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Limited. Mr. Zhang joined the China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). From April 2006 to October 2008, Mr. Zhang served as the Executive Director of the Company. Mr. Zhang has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since August 2014. In addition, Mr. Zhang serves as a Non-Executive Director of China Communications Services Corporation Limited (listed on the Hong Kong Stock Exchange). Mr. Zhang also serves as Vice President of Unicom Group, a Director of A Share Company, as well as Director and Senior Vice President of CUCL. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Cesareo Alierta Izuel was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta has been a member of the Board of Directors of Telefónica (listed on various stock exchanges including Madrid, New York and London) from January 1997 and has been Chairman of Telefónica since July 2000. Mr. Alierta is a member of the Board of Directors of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). He is also the Chairman of the Social Board of the UNED (National Long-distance Spanish University) and a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts’ Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. From April 2008 to December 2013 he was a member of the Board of Directors of Telecom Italia, S.p.A. In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree in business administration at the University of Columbia (New York) in 1970.

Mr. Cheung Wing Lam Linus was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Chairman of the Council of Centennial College of the University of Hong Kong and an Independent Non-Executive Director of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung was Chairman of the Board of Governors of Centennial College, Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

Mr. Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was a Chief Executive Officer and Executive Director of Roly International Holdings Limited and an Executive Director of Linmark Group Limited (listed on the Hong Kong Stock Exchange). Mr. Wong served as a Non-Executive Director of Linmark Group Limited from July 2007 to February 2015. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of the Hong Kong Stock Exchange. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

Mr. Chung Shui Ming Timpson was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 12th Chinese People’s Political Consultative Conference. He is also the Chairman of the Advisory Committee on Arts Development. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, Henderson Land Development Company Limited, China Construction Bank Corporation, Jinmao Investments and Jinmao (China) Investments Holdings Limited (all listed on the Hong Kong Stock Exchange). Mr. Chung is also an Independent Director of China State Construction Eng. Corp. Ltd. (listed on the Shanghai Stock Exchange). From October 2004 to November 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Nine Dragons Paper (Holdings) Limited, an Independent Director of China Everbright Bank Company Limited and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

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

Mrs. Law Fan Chiu Fun Fanny was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation, a Deputy of the Hong Kong Special Administrative Region, or HKSAR, to the National People’s Congress of the People’s Republic of China, a Member of the Executive Council of the Government of HKSAR, the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited (listed on the Hong Kong Stock Exchange). Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in Education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.

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

Mr. Shao Guanglu was appointed as Senior Vice President of the Company in April 2011. Mr. Shao is a senior engineer. He received a bachelor’s degree from Harbin Institute of Technology in 1985, a master’s degree in engineering and a master’s degree in economics from Harbin Institute of Technology in 1988 and 1990, respectively, a master’s degree in management from BI Norwegian Business School in 2002 and a doctor’s degree in management from Nankai University in 2009. Mr. Shao joined China United Telecommunications Corporation in February 1995. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). Mr. Shao was Deputy General Manager of Tianjin Branch, Deputy General Manager of Henan Branch, General Manager of Guangxi Branch, as well as General Manager of Human Resource Department of Unicom Group. Mr. Shao also serves as a Vice President of Unicom Group, and a Director and Senior Vice President of CUCL. Mr. Shao Guanglu has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Xiong Yu was appointed as Senior Vice President of the Company in October 2014. Mr. Xiong is a senior engineer. He received a bachelor’s degree in radio technology from Southeast University in 1991 and a master’s degree in business administration from Central South University in 2009. Mr. Xiong joined China United Telecommunications Corporation in January 2003. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). Mr. Xiong was General Manager of Chenzhou Branch, General Manager of Changsha Branch, General Manager of Nanjing Branch, General Manager of Hubei Branch, as well as General Manager of Marketing and Sales Department of Unicom Group. Mr. Xiong also serves as a Vice President of Unicom Group. Mr. Xiong Yu has worked in the telecommunications industry for a long period of time and has extensive management experience.

B.	Compensation

The aggregate compensation and other benefits paid by us to our directors as a group in 2014 was approximately RMB6.045 million, which included the retirement benefits in the amount of approximately RMB352,000. Each of our executive directors participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. As of the date of this annual report, none of our directors hold any outstanding options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option scheme.

Name	Compensation for 2014
(RMB in thousands)
Directors
Chang Xiaobing	1,076
Lu Yimin	1,013
Tong Jilu (1)	513
Li Fushen	902
Zhang Junan(2)	361
Cesareo Alierta Izuel	238
Cheung Wing Lam Linus	325
Wong Wai Ming	333
John Lawson Thornton	325
Chung Shui Ming Timpson	325
Cai Hongbin	341
Law Fan Chiu Fun Fanny	293

Total	6,045

(1)	Mr. Tong Jilu resigned as executive director on August 8, 2014.
(2)	Mr. Zhang Junan was appointed as executive director on August 8, 2014.

C.	Board Practices

General

Pursuant to our articles of association, at each annual general meeting, one-third of our directors retire from office by rotation. The retiring directors are eligible for re-election. The Board may at any time appoint a new director to fill a vacancy or as an additional director. The Board may also appoint and remove our executive officers. No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreements, except certain statutory compensation. The following table sets forth certain information concerning our current directors and former directors who resigned in 2014 and 2015, respectively.

Name	Appointment Date	Re-appointment Date	Resignation or Retirement Date
Current Directors

Chang Xiaobing	December 21, 2004	May 12, 2006, May 26, 2009 and May 29, 2012	—

Lu Yimin	October 15, 2008	May 26, 2009, May 24, 2011 and April 16, 2014	—

Li Fushen	March 30, 2011	May 24, 2011 and May 21, 2013	—

Zhang Junan	August 8, 2014	—	—

Cesareo Alierta Izuel	October 15, 2008	May 26, 2009, May 24, 2011 and May 21, 2013	—

Cheung Wing Lam Linus	May 12, 2004	May 12, 2006, May 16, 2008, May 12, 2010, May 29, 2012 and April 16, 2014	—

Wong Wai Ming	January 19, 2006	May 12, 2006, May 26, 2009, May 24, 2011 and April 16, 2014	—

Chung Shui Ming Timpson	October 15, 2008	May 26, 2009 and May 29, 2012	—

Cai Hongbin	May 13, 2010	May 24, 2011 and May 21, 2013	—

Law Fan Chiu Fun Fanny	November 21, 2012	May 21, 2013	—

Former Directors

Tong Jilu	February 1, 2004	May 12, 2004, May 12, 2006, May 16, 2008, May 12, 2010 and May 21, 2013	August 8, 2014

John Lawson Thornton	October 15, 2008	May 26, 2009, May 29, 2012 and April 16, 2014	March 4, 2015

Audit Committee

The audit committee reviews and supervises our financial reporting process and internal controls. The duties of the audit committee include, among others:

•	as the key representative body for overseeing our relationship with the independent auditor, considering and approving the appointment, resignation and removal of our independent auditor and the auditor’s fees;

•	reviewing our quarterly, interim and annual financial statements before submission to the board of directors;

•	coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits;

•	reviewing any correspondence from the independent auditor to our management and the responses of our management;

•	reviewing the relevant reports concerning our internal controls and procedures;

•	discussing our internal control system with our management to ensure that our management performs its duties to have an effective internal control system in place;

•	pre-approving the audit and non-audit services to be provided by the external auditor, and determining whether any non-audit services would affect the independence of the auditor;

•	discussing with our management the schedule and procedures for the rotation of the partner of the auditing firm who will principally be responsible for the audit of our company and the partners who will actively participate in the audit of our company;

•	supervising the internal audit department, which will directly report to the committee; and

•	having the right to approve the appointment or removal of the head of internal audit department.

As of April 17, 2015, the members of the audit committee are Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Cheung Wing Lam Linus, Mr. Chung Shui Ming Timpson, Mr. Cai Hongbin and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive directors of our company.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of options and other matters relating to compensation. The primary duties of the remuneration committee include considering and approving the remuneration policies and structure for directors’ and senior management’s remuneration, considering and making recommendations to the Board regarding the remuneration packages of the directors and senior management, and considering and approving our Company’s share option schemes. The remuneration committee also conducts performance review of the Chief Executive Officer and determines the Chief Executive Officer’s year-end bonus pursuant to the performance target contract entered into between the Board and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance review and determination of performance-based year-end bonuses for the other members of our management, which is subject to the review of the remuneration committee. In addition, the remuneration committee consults the Chairman of the Board on the remuneration proposals for other executive directors. As of April 17, 2015, the members of the remuneration committee are Mr. Cheung Wing Lam Linus (Chairman of the remuneration committee), Mr. Wong Wai Ming, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin, all being independent non-executive directors of our company.

Nomination Committee

The nomination committee meets regularly to consider the nomination of our directors and senior management personnel. The primary duties of the nomination committee are to (i) review the structure, size and composition (including skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement our corporate strategy; (ii) identify individuals suitably qualified to become Board members and select or make recommendations to the Board; (iii) formulate and review the policy of diversity of Board members as appropriate; (iv) give due regards to the benefits of diversity on the Board against the criteria set out in the policy of diversity of Board members when performing its duties; (v) assess the independence of independent non-executive directors; (vi) make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors; and (vii) provide opinion to the Board on candidates nominated by our Chief Executive Officer to become our senior management personnel and on changes to our senior management personnel. As of April 17, 2015, the members of the nomination committee are Mr. Cai Hongbin (Chairman of the nomination committee), Mr. Chang Xiaobing, and Mr. Chung Shui Ming Timpson. Except for Mr. Chang Xiaobing, who is our Chairman and Chief Executive Officer, each of the members of the nomination committee is an independent non-executive director of our company.

D.	Employees

As of December 31, 2012, 2013 and 2014, we had a total number of 289,015, 283,596 and 281,403 employees, respectively. The employees as of December 31, 2014 are classified by function as follows:

By Function	Number of Employees
Employees	228,613
Management and administration	24,743
Sales and customer service	75,829
Product and Marketing	20,129
Network construction and maintenance	79,046
Support	27,515
Others	1,351
Temporary employees	52,790

Total	281,403

E.	Share Ownership

As of April 17, 2015, our directors who own shares in our company are listed as follows:

Name	Capacity and Nature	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial Owner (Personal)	200,000	0.0008%
Chung Shui Ming Timpson	Beneficial Owner (Personal)	6,000	0.0000%

Apart from those disclosed herein, as of April 17, 2015, our other directors as a group do not own any shares in our company and none of our directors hold any outstanding options for our shares.

Stock Incentive Scheme

We adopted a share option scheme on April 16, 2014. The scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date, after which period no further option may be granted under the share option scheme, but the provisions of the share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the share option scheme. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the closing price of the shares on the HKSE on the grant date of such option; and (ii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of 17, 2015, no options had been granted or agreed to be granted by us under the share option scheme.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 17, 2015, our controlling shareholder, Unicom Group, through its 17.90% direct interest in Unicom BVI, 63.09% direct interest in the A Share Company (which in turn holds 82.10% of Unicom BVI) and 100% direct interest in Unicom Group BVI, indirectly and beneficially owned approximately 17.8 billion shares of Unicom, or 74.36% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group’s shares are held by the SASAC and a group of companies, most of which are state-owned enterprises in China. Shares beneficially owned by Unicom Group do not carry voting rights different from our other issued shares.

As of April 17, 2015, most of our shareholders of record were located outside of the United States. In addition, as of April 17, 2015, there were approximately 33,604,250 ADSs outstanding, each representing 10 shares and together representing 1.40% of our total outstanding shares or 5.47% of our total outstanding shares not beneficially owned by our controlling shareholder.

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

Continuing Related Party Transactions under the 2010 Integrated Services Agreement and the 2013 Integrated Services Agreement

Under the two-step approach described under “A. History and Development of the Company — Two-Step Voting Arrangements” of Item 4, the continuing transactions between CUCL and Unicom Group under the comprehensive services agreement entered into in 2006 were amended, or the amended comprehensive services agreement, effective upon the completion of our merger with China Netcom, with CNC China added as party to such transactions. In January 2009, CNC China merged into CUCL. Pursuant to the amended comprehensive services agreement, Unicom Group agreed to provide certain services to CUCL and CNC China, being the supply of telephone cards, the provision of equipment procurement services, interconnection arrangements, the mutual provision of premises, the provision of international telecommunications network gateway, the provision of operator-based value-added services, the provision of value-added telecommunications services, the provision of “10010/10011” customer services, the provision of agency services and the provision of engineering design and technical services, until December 31, 2010.

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

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities, provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of the leased international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service to the leased telecommunications facilities. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any leased telecommunications facilities, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the leased telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis. In 2014, the total charges paid by CUCL to Unicom Group amounted to approximately RMB271 million.

Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities belonging to CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges payable by CUCL or Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such rental charges will not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. In 2014, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB955 million and the rental charges paid by Unicom Group to CUCL was negligible.

Provision of Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis. In 2014, the total revenue allocated to Unicom Group in relation to value-added services amounted to approximately RMB51 million.

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

Charges for the provision of materials procurement services are calculated at the rate of:

(a)	up to 3% of the contract value of those procurement contracts in the case of domestic equipment procurement; and

(b)	up to 1% of the contract value of those procurement contracts in the case of imported equipment procurement.

The charges for the provision of materials operated by Unicom Group are determined by reference to the following pricing principles:

(A)	the government fixed price, if any;

(B)	where there is no government fixed price but a government guidance price exists, the government guidance price;

(C)	where there is neither a government fixed price nor a government guidance price, the market price; or

(D)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

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

The service charges due to Unicom Group will be settled on a monthly basis. In 2014, the total charges paid by CUCL to Unicom Group amounted to approximately RMB91 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2014, the total charges paid by CUCL to Unicom Group amounted to approximately RMB3,138 million.

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

The charges payable for the provision of ancillary telecommunications services are determined by reference to the following pricing principles:

(a)	the government fixed price, if any;

(b)	where there is no government fixed price but a government guidance price exists, the government guidance price;

(c)	where there is neither a government fixed price nor a government guidance price, the market price; or

(d)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2014, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,111 million.

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

The service charges are determined by reference to the following pricing principles:

(a)	the government fixed price, if any;

(b)	where there is no government fixed price but a government guidance price exists, the government guidance price;

(c)	where there is neither a government fixed price nor a government guidance price, the market price; or

(d)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2014, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB840 million and the total services charges paid by Unicom Group to CUCL was RMB19 million.

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

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis. In 2014, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB119 million and the total services charges paid by Unicom Group to CUCL was negligible.

Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China

Under the two-step voting mechanism described in “A. History and Development of the Company — Two-Step Voting Arrangements” under Item 4, we completed our acquisitions, through CUCL, of certain telecommunications business and assets, including the telecommunications business across 21 provinces in southern China, from Unicom Group and Netcom Group pursuant to (1) an acquisition agreement entered into among Unicom Group, Netcom Group and the A Share Company on December 16, 2008, under which the A Share Company agreed to acquire the relevant business and assets and (2) a transfer agreement entered into between the A Share Company and CUCL on December 16, 2008, under which the A Share Company agreed to transfer all of its rights and obligations under the acquisition agreement to CUCL. In addition, in order to operate the fixed-line business in the 21 provinces in southern China, on December 16, 2008, CUCL entered into the initial network lease agreement with Unicom Group, Netcom Group and Unicom New Horizon, a wholly owned subsidiary of Unicom Group, to lease on an exclusive basis the telecommunications networks in those provinces, which are held by Unicom New Horizon and are necessary for the operation of the fixed-line business in southern China. The initial network lease agreement expired at the end of 2010.

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

Certain Agreements Relating to Our Initial Public Offering

The Reorganization Agreement

In relation to the restructuring in connection with our initial public offering, our wholly owned subsidiary, CUCL, entered into a reorganization agreement with Unicom Group, dated April 21, 2000. This agreement includes the following terms:

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

Trademark Agreement

Unicom Group is the registered owner of the Unicom trademark in English, the trademark bearing the Unicom logo and the trademark of the word “Unicom” in Chinese (“联通”), which are registered at the PRC State Trademark Bureau. Under a PRC trademark license agreement entered into on May 25, 2000 between Unicom Group and CUCL, CUCL and our affiliates were granted the right to use these trademarks on a royalty-free basis for an initial period of five years, renewable at the option of CUCL. CUCL has elected to renew the trademark license agreement and the trademark license agreement is currently valid. Under the terms of this agreement, we and our affiliates are the exclusive licensees of these trademarks, provided that Unicom Group may also license these trademarks to any of its existing or future subsidiaries. Unicom Group also agreed to license to CUCL any trademark that it registers in China in the future that incorporates the word “Unicom”.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information

See Item 18 “Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements.

Legal Proceedings

We are not involved in any material litigation, arbitration or administrative proceedings. We are not aware of any pending or threatened litigation, arbitration or administrative proceedings expected to have a material effect on our financial condition and results of operations.

In 2011, the NDRC initiated an anti-monopoly investigation relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers. In response to the NDRC’s investigation, we (i) provided the NDRC with pricing, volume, turnover and other information relevant to our Internet access bandwidth leasing services with Internet service providers for the year 2010, (ii) conducted a comprehensive self-inspection of our operations and (iii) submitted to the NDRC a proposal for enhancement initiatives and an application for suspension of the NDRC’s investigation. Through our comprehensive self-inspection of our operations, we have identified room for improvement in pricing management and relatively wide pricing variation, in respect of our services relating to the Internet dedicated leased line access service provided by us to the Internet service providers. In addition, the quality of interconnection between us and other backbone network operators also requires further improvement. In December 2013 and April 2014, we submitted two reports to the NDRC regarding the improvement of our price management of Internet dedicated leased line access service. As of the date of this annual report, the NDRC has not informed us of any further investigation or improvement requirement.

Policy on Dividend Distribution

The objective of our dividend policy is to achieve a long-term, sustainable and steadily increasing dividend, with a view to maximizing our shareholders’ value. The declaration and payment of future dividends will depend upon, among other things, financial condition, business prospects, future earnings, cash flow, liquidity level and cost of capital. We believe such policy will provide our shareholders with a stable return in the long term along with the growth of our company. We may only pay dividends out of our distributable profits.

Based on the Company’s financial position in 2014 and taking into account the development needs of the mobile and fixed-line broadband services, our board of directors recommended the payment of a final dividend of RMB0.20 per share for the year ended December 31, 2014, compared to RMB0.16 per share for the fiscal year ended December 31, 2013.

Item 9.	The Offer and Listing

Market Price Information

Our ADSs, each representing 10 ordinary shares, are listed and traded on the NYSE. Our ordinary shares are listed and traded on the HKSE. The NYSE and the HKSE are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ordinary shares on the HKSE and of our ADSs on the NYSE since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2010	12.16	8.31	15.54	10.58
2011	17.40	11.04	22.39	14.11
2012	16.78	9.50	21.58	12.26
2013	13.34	9.51	17.40	12.21
2014	14.14	9.17	18.03	11.73

Quarterly:
First Quarter, 2013	13.34	10.36	17.40	13.44
Second Quarter, 2013	11.68	9.51	15.04	12.21
Third Quarter, 2013	12.84	10.18	16.64	13.12
Fourth Quarter, 2013	13.26	11.46	17.07	14.84
First Quarter, 2014	11.66	9.17	14.83	11.73
Second Quarter, 2014	12.72	10.00	16.27	12.89
Third Quarter, 2014	14.14	11.60	18.03	15.03
Fourth Quarter, 2014	11.82	10.10	15.36	13.11
First Quarter, 2015	13.22	10.40	17.02	13.49

Monthly:
October 2014	11.70	10.92	14.98	14.25
November 2014	11.82	11.10	15.36	14.38
December 2014	11.52	10.10	14.80	13.11
January 2015	12.10	10.40	15.78	13.49
February 2015	13.22	11.74	17.02	15.29
March 2015	12.66	11.52	16.45	14.90
April 2015 (through April 17, 2015)	14.00	12.46	18.20	16.20

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Articles of Association

General

Under our Articles of Association, we have the capacity, rights, powers, liabilities and privileges of a natural person and, in addition to and without limiting the forgoing, we may do anything which is permitted or required to be done by any enactment or rule of law. The following is a summary of selected provisions of our Articles of Association.

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

In addition to the contracts described in “B. Related Party Transactions” under Item 7, Unicom Group, we or our subsidiaries have entered into the following contract that is not in the ordinary course of business within the two years preceding the date of this annual report that is or may be material, i.e., the Promoters’ Agreement, dated July 11, 2014, among China Mobile Communication Company Limited, a subsidiary of China Mobile, CUCL, and China Telecom regarding the establishment of China Communications Facilities Services Corporation Limited.

D.	Exchange Controls

The ability of our operating subsidiary, CUCL, to satisfy its foreign exchange obligations and to pay dividends to us depends on existing and future exchange control regulations in China. Under the current relevant regulations, Renminbi is convertible under the current account, which includes trade- and service-related foreign exchange transactions, but is not convertible under the capital account, which includes foreign direct investment. CUCL, our wholly owned subsidiary that holds substantially all of our assets, is a foreign investment enterprise. The foreign investment enterprise status will allow it to purchase foreign exchange at designated foreign exchange banks for settlement of current account transactions without the approval of the State Administration for Foreign Exchange of the PRC, or the SAFE. These current account transactions include payment of dividends by foreign investment enterprises. However, the relevant PRC Government authorities may in the future limit or eliminate the authorizations for a foreign investment enterprise to retain its foreign exchange to satisfy its foreign exchange obligations or to pay dividends in the future. Furthermore, certain foreign exchange transactions of CUCL under the capital account still require approvals from the SAFE. This requirement affects our subsidiary’s ability to obtain foreign exchange through equity financing, including by means of capital contributions from us.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that are paid with respect to ADSs that are readily tradable on an established securities market in the United States are qualified dividend income. Under this rule, we expect that the dividends we pay with respect to the ADSs will be qualified dividend income. In addition, dividends paid by a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States will be qualified dividend income. Because our shares are not readily tradable on an established securities market in the United States and because we are uncertain as to whether we are eligible for the benefits of the U.S.-PRC Treaty, it is unclear whether dividends paid with respect to our shares will also be qualified dividend income.

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

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Dividends will generally be income from sources outside the United States and, depending on your circumstances, will be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “People’s Republic of China — Taxation of Dividends” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. The PRC tax withheld and paid over to the PRC will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, or to the extent you could have avoided the withholding tax by complying with any certification, identification requirement or by completing any forms, the amount of tax withheld that is refundable or that could have been avoided will not be eligible for credit against your United States federal income tax liability.

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, subject to the following sentence, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. The rule in the preceding sentence will not apply, however, if you had a mark-to-market election in effect with respect to your shares or ADSs in the final year in which we are a PFIC or if you made a special “purging election” with respect to your shares or ADSs. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, including short-term and long-term debt obligations and convertible bonds, as well as the expected maturity profile of such instruments as of December 31, 2014.

	Expected Maturity							As of December 31, 2014
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Fixed rate	42,525	—	—	—	—	—	42,525	42,525
Average rate	5.21%	—	—	—	—	—	5.21%	—

HK dollar-denominated loans
Variable rate	48,978	—	—	—	—	—	48,978	48,978
Average rate (1)	1.89%	—	—	—	—	—	1.89%	—

U.S. dollar-denominated loans
Fixed rate	23	23	23	25	32	204	330	259
Average rate	0.28%	0.26%	0.24%	0.21%	0.18%	0.02%	0.06%	—

Euro-denominated loans
Fixed rate	22	18	18	18	18	41	135	133
Average rate	2.15%	2.13%	2.09%	2.03%	1.94%	1.46%	1.62%	—

RMB-denominated commercial papers
Fixed rate	9,979	—	—	—	—	—	9,979	9,979
Average rate	4.60%	—	—	—	—	—	4.60%	—

RMB-denominated corporate bonds
Fixed rate	—	—	2,000	—	—	—	2,000	2,045
Average rate	4.50%	4.50%	4.50%	—	—	—	4.50%	—

RMB-denominated amounts due to ultimate holding company
Fixed rate	1,344	—	—	—	—	—	1,344	1,344
Average rate	5.40%	—	—	—	—	—	5.40%	—

U.S. dollar-denominated convertible bonds
Fixed rate	11,252	—	—	—	—	—	11,252	11,183
Average rate	1.90%	—	—	—	—	—	1.90%	—

U.S. dollar-denominated finance lease
Variable rate	168	77	41	—	—	—	286	286
Average rate	3.24%	3.63%	4.14%	—	—	—	3.67%	—

RMB-denominated promissory notes
Fixed rate	—	2,496	18,964	—	—	—	21,460	21,924
Average rate	—	3.8%	4.63%	—	—	—	4.53%	—

HK dollar-denominated amounts due to a related party
Variable rate	473	—	—	—	—	—	473	473
Average rate	2.85%	—	—	—	—	—	2.85%	—

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2014.

For the year ended December 31, 2014, if there were 50 basis points increase/decrease in interest rates on the floating rate borrowings and short-term fixed rate borrowings while all other variables were held constant, the effect on profit after tax would have been approximately RMB388 million (2013: approximately RMB492 million; 2012: approximately RMB406 million).

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

The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term bank deposits, short-term and long-term debt obligations, convertible bonds and capital commitments as of December 31, 2014 and the expected maturity profile of these debt obligations and capital commitments.

	Expected Maturity							As of December 31, 2014
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents
U.S. dollars	657	—	—	—	—	—	657	657
HK dollars	1,016	—	—	—	—	—	1,016	1,016
Japanese yen	2	—	—	—	—	—	2	2
Euro dollars	39	—	—	—	—	—	39	39
GBP	11	—	—	—	—	—	11	11
Singapore dollars	—	—	—	—	—	—	—	—
Short-term bank deposits
U.S. dollars	—	—	—	—	—	—	—	—
HK dollars	—	—	—	—	—	—	—	—
Liabilities:
U.S. dollar-denominated loans	23	23	23	25	32	204	330	259
Euro-denominated loans	22	18	18	18	18	41	135	133
HK dollar-denominated loans	49,451	—	—	—	—	—	49,451	49,451
U.S. dollar-denominated convertible bonds	11,252	—	—	—	—	—	11,252	11,183
U.S. dollar-denominated finance lease	168	77	41	—	—	—	286	286
Off-balance-sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	—	—	—	—	—	—	—	—

If the RMB had strengthened/weakened by 10% against the foreign currencies, relative to December 31, 2014, primarily with respect to U.S. dollars, HK dollars and Euro, while all other variables are held constant, the effect on profit after tax would be approximately RMB4,473 million (2013: approximately RMB3,661 million; 2012: approximately RMB3,059 million) for cash and cash equivalents, borrowings, convertible bonds and obligations under finance lease included in other obligations denominated in foreign currencies.

Risk Relating to Financial Assets at Fair Value through Other Comprehensive Income

The investments we hold are classified in the consolidated balance sheet as financial assets at fair value through other comprehensive income. These investments are subject to equity price risk, which results primarily from changes in the level or volatility of underlying equity prices. One of our significant investments is denominated in Euro and the fair value of such investment is also subject to risks associated with fluctuations of foreign exchange rate between Euro and Renminbi (our functional currency). If either (i) the share price of our invested equity securities (in Euro) had increased/decreased by 10% or (ii) the exchange rate between Euro and Renminbi had changed by 10%, in each case, relative to December 31, 2014, while the other variable is held constant, we would have recorded additional change in fair value of approximately RMB428 million, net of tax, in our investment revaluation reserve. As of April 17, 2015, the change in the foreign exchange rate between Euro and Renminbi and, to a lesser extent, the change of the underlying equity price denominated in Euro resulted in an appreciation of the fair value of our relevant investment by approximately 0.3% from December 31, 2014. If Euro-related uncertainty remains, we may be subject to further gain/loss in the fair value of our investments denominated in Euro and our financial condition may be materially and adversely affected.

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

	ADR holders must pay:		For:
—	US$5.00 (or less) per 100 ADRs (or portion thereof)	—	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property
		—	Each cancellation of an ADR, including if the deposit agreement terminates
		—	Each distribution of securities, other than shares or ADRs, treating the securities as if they were shares for purpose of calculating fees
—	US$0.02 (or less) per ADR	—	Any cash distribution (not including cash dividend distribution)
—	Registration or transfer fees	—

Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong from an ADR holder’s name to the name of the depositary or its agent when the ADR holder deposits or withdraws shares

—	Expenses of the depositary	—	Conversion of Hong Kong dollars to U.S. dollars
		—	Cable, telex and facsimile transmission expenses
—	Taxes and other governmental charges the depositary or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	—	As necessary

From January 1, 2014 to December 31, 2014, we received from The Bank of New York Mellon a total of US$81,395.36, net of withholding tax, reimbursement for the expenses we incurred, including but not limited to, annual stock exchange listing fee, investor relations reimbursement, non-standard out-of-pocket maintenance costs for the ADR, charges incurred in connection with services provided for by third-party vendors, charges and out-of-pocket expenses for the servicing of non-registered holders. The Bank of New York Mellon also waived certain costs of US$145,109.76 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered shareholders. In addition, The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain limits and conditions.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2014, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

As of December 31, 2014, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2014 was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2014, has been audited by KPMG, an independent registered public accounting firm, as stated in their report appearing on page F-2.

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

KPMG served as our principal accountant for the fiscal year ended December 31, 2013 and 2014. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for audit services, audit-related services, tax services and other services for each of the fiscal years 2013 and 2014:

	For the Year Ended December 31,
	2013	2014
	(in RMB thousands)
Audit services	58,600	63,253
Audit-related services	—	330
Tax services	—	30
Other	—	914

Total	58,600	64,527

Audit services include the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and its subsidiaries. Audit services in 2013 and 2014 also include audit work in connection with the audit of the Company’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. They also include performing agreed-upon procedures on quarterly financial statements and pre-issuance reviews of interim financial statements.

Audit-related services include other assurance and related services that can be reasonably provided by our principal accountant. In 2014, the provisions of audit-related services mainly included professional services provided by KPMG in relation to the issuance of promissory notes.

Other services in 2014 included (a) providing the Company’s subsidiaries with permitted advisory services on their business process performance evaluation mechanism and (b) providing services to two of the Company’s subsidiaries in relation to their voluntary liquidation.

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

Our audit committee pre-approved all audit and non-audit services performed by our principal accountant for the years ended December 31, 2013 and 2014.

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

Section 303A.05 of the NYSE Listed Company Manual provides that (i) a listed company must have a compensation committee that consists entirely of independent directors and (ii) the compensation committee of a listed company must have a written charter that addresses the committee’s purpose and responsibilities. The HKSE Listing Rules also contain a code provision that the listed companies should establish a remuneration committee which consists of a majority of independent non-executive directors. The Company has established a remuneration committee with a written charter that specifies its duties and authorities.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unicom, dated January 27, 2000.(1)

1.2	Amended Articles of Association of Unicom (as amended on September 16, 2008).(12)

1.3	Amended Articles of Association of Unicom (as amended on May 24, 2011).(14)

2.1	Deposit Agreement, among Unicom, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.2	Form of specimen certificate for the shares.(1)

4.1	Reorganization Agreement between Unicom Group and CUCL, dated April 21, 2000 (together with English translation).(1)

4.2	Equity Transfer Agreement among Unicom Group, Unicom HK, Unicom BVI and Unicom, dated April 21, 2000.(1)

4.3	Trademark License Agreement between Unicom Group and CUCL, dated May 25, 2000 (together with English translation).(1)

4.4	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging, dated August 1, 2001 (together with English translation).(1)

4.5	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation) (3)

4.6	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New Century, dated November 20, 2002. (English translation) (3)

4.7	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation) (4)

4.8	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New World, dated November 20, 2003. (English translation) (4)

4.9	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004.(5)

4.10	Subscription Agreement between Unicom and SK Telecom, dated June 20, 2006.(6)

4.11	CDMA Network Capacity Lease Agreement among Unicom New Horizon, the A Share Company and Unicom Group, dated October 26, 2006.(7)

4.12	Transfer Agreement of the CDMA Network Capacity Lease Agreement between the A Share Company and CUCL, dated October 26, 2006. (English translation)(7)

4.13	Asset Transfer Agreement between CUCL and Unicom Group in connection with the acquisition of Unicom Guizhou, dated November 16, 2007. (English translation)(8)

4.14	Supplement Agreement among Unicom New Horizon, Unicom Group, CUCL and the A Share Company in connection with the acquisition of Unicom Guizhou and the 2006 CDMA Network Capacity Lease Agreement, dated November 16, 2007. (8)

4.15	CDMA Business Transfer Framework Agreement between us, CUCL and China Telecom dated as of June 2, 2008. (English translation)(8)

4.16	CDMA Business Disposal Agreement among Unicom, CUCL and China Telecom, dated July 27, 2008. (English summary)(12)

4.17	Business and Assets Transfer Agreement among Unicom Parent, Netcom Parent and the A Share Company, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.18	Transfer Agreement between the A Share Company and CUCL, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.19	Network Lease Agreement between CUCL and Unicom New Horizon, relating to the lease of telecommunications networks in 21 provinces in southern China by CUCL from Unicom New Horizon, dated December 16, 2008. (English translation)(9)

Exhibit Number	Description of Exhibit

4.20	Assets and Liabilities Transfer Agreement between CNC China and Netcom Group, dated June 23, 2004. (English translation)(10)

4.21	Asset Injection Agreement among Netcom Group, Unicom Group BVI, CNC China and China Netcom, dated June 29, 2004. (English translation)(10)

4.22	Letter of Undertakings by Netcom Group, dated September 5, 2005. (English translation)(10)

4.23	Restructuring Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.24	Non-Competition Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.25	Trademark Licensing Agreement among CNC China, Netcom Group and China Netcom, dated October 8, 2004. (English translation)(10)

4.26	Conditional Sale and Purchase Agreement among China Netcom, Unicom Group BVI and Netcom Group, relating to the acquisition of CNC New Horizon BVI, dated September 12, 2005.(12)

4.27	Asset Transfer Agreement between China Netcom and Netcom Group, relating to the sale of China Netcom’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality, dated January 15, 2007.(12)

4.28	Domestic Interconnection Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.29	International Long-distance Voice Services Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.30	Engineering and Information Technology Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.31	Master Sharing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.32	Property Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.33	Materials Procurement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.34	Ancillary Telecommunications Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.35	Support Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.36	Telecommunications Facilities Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.37	Information and Communications Technology Agreement between China Netcom System Integration and Netcom Group, dated November 6, 2007. (English translation)(12)

4.38	Equity Interest Transfer Agreement between China Netcom Group System Integration and China Netcom Group Beijing Communications Corporation, relating to the acquisition of Design Institute, dated December 5, 2007. (English translation)(11)

4.39	Framework Agreement for Interconnection Settlement between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.40	Framework Agreement for Engineering and Information Technology Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

Exhibit Number	Description of Exhibit

4.41	Framework Agreement for Property Leasing Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.42	Framework Agreement for Ancillary Telecommunications Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.43	Framework Agreement for Support Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.44	Framework Agreement for Telecommunications Facilities Leasing between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.45	Comprehensive Services Agreement between Unicom Group and the A Share Company, dated August 12, 2008. (English translation)(12)

4.46	Transfer Agreement among the A Share Company, CUCL and CNC China, in connection with the Comprehensive Services Agreement, dated August 12, 2008. (English translation)(12)

4.47	Merger Agreement between CUCL and CNC China, relating to the merger between CUCL and CNC China, dated October 15, 2008. (English translation)(12)

4.48	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009. (12)

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009.(12)

4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009.(12)

4.51	Subscription Agreement between China Unicom (Hong Kong) Limited and Telefónica, dated September 6, 2009. (13)

4.52	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009.(13)

4.53	Irrevocable Offer by SK Telecom, dated September 25, 2009.(13)

4.54	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009.(13)

4.55	Share Repurchase Agreement, dated November 3, 2009.(13)

4.56	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009.(13)

4.57	2011-2012 Network Lease Agreement between Unicom New Horizon and CUCL, dated October 29, 2010. (English translation)(14)

4.58	2010 Integrated Services Agreement between Unicom Group and CUCL, dated October 29, 2010. (English translation)(14)

4.59	Agreement to Enhance the Strategic Alliance between China Unicom (Hong Kong) Limited and Telefónica, dated January 23, 2011.(14)

4.60	Transfer Agreement between Unicom A Share Company and CUCL, dated November 21, 2012. (English translation)(15)

4.61	2013 Integrated Services Agreement between Unicom Group and CUCL, dated October 24, 2013. (English translation)(16)

4.62	Share Option Scheme, adopted by ordinary resolution of the Company on April 16, 2014. (16)

Exhibit Number	Description of Exhibit

4.63	The Promoters’ Agreement among China Mobile Communication Company Limited, CUCL and China Telecom Corporation Limited regarding the establishment of China Communications Facilities Services Corporation Limited. (English translation)*

8.1	List of our significant subsidiaries.*

11.1	Code of Ethics for Senior Officers.(4)

11.2	Employee Code of Ethics. (English translation)(6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).*

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).*

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).*

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11938) filed with the SEC in connection with our initial public offering in June 2000.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-11952) filed with the SEC with respect to American Depositary Shares representing our shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2003.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2004.
(6)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2005.
(7)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2006.
(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2007.
(9)	Incorporated by reference to Schedule 13D/A (File No. 5-51154) filed by China Unicom Group Corporation (BVI) Limited, China Network Communications Group Corporation, China United Network Communications Group Company Limited, China United Telecommunications Corporation Limited, and China Unicom (BVI) Limited, filed on December 24, 2008.
(10)	Incorporated by reference to China Netcom’s Registration Statement on Form F-1 (File No. 333-119786) filed with the SEC in connection with its initial public offering in November 2004.
(11)	Incorporated by reference to China Netcom’s Annual Report on Form 20-F (File No. 1-32332) for the year ended December 31, 2007.
(12)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2008.
(13)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2009.
(14)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2010.
(15)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2012.
(16)	Incorporated by reference to our Annual Report on Form 20-F (File No.1-15028) for the year ended December 31, 2013.
*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 23, 2015

CHINA UNICOM (HONG KONG) LIMITED

By:	/s/ Chang Xiaobing
Name:	Chang Xiaobing
Title:	Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA UNICOM (HONG KONG) LIMITED:

We have audited the accompanying consolidated balance sheets of China Unicom (Hong Kong) Limited and its subsidiaries (together, the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended. We also have audited the Group’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting included in Item 15 on Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG

Hong Kong, China

March 3, 2015

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA UNICOM (HONG KONG) LIMITED:

In our opinion, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2012 present fairly, in all material respects, the results of operations and cash flows of China Unicom (Hong Kong) Limited and its subsidiaries (together, the “Group”) for the year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

April 25, 2013

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in millions)

		As of 31 December
	Note	2013	2014	2014
		RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	6	431,625	438,321	70,645
Lease prepayments	7	8,038	9,211	1,485
Goodwill	8	2,771	2,771	447
Interest in associates	12	—	3,037	489
Deferred income tax assets	9	6,734	6,215	1,002
Financial assets at fair value through other comprehensive income	10	6,497	5,902	951
Other assets	13	21,296	23,041	3,713

		476,961	488,498	78,732

Current assets
Inventories and consumables	14	5,536	4,378	706
Accounts receivable	15	14,842	14,671	2,364
Prepayments and other current assets	16	9,664	10,029	1,616
Amounts due from related parties	40.1	11	12	2
Amounts due from domestic carriers		597	2,120	342
Short-term bank deposits	17	54	56	9
Cash and cash equivalents	18	21,506	25,308	4,079

		52,210	56,574	9,118

Total assets		529,171	545,072	87,850

EQUITY
Equity attributable to equity shareholders of the Company
Share capital		2,328	179,101	28,866
Share premium		175,204	—	—
Capital redemption reserve		79	—	—

Share capital and other statutory capital reserve	19	177,611	179,101	28,866
Other reserves	20	(19,529)	(19,482)	(3,140)
Retained profits
- Proposed final dividend	38	3,805	4,789	772
- Others		57,012	63,133	10,175

Total equity		218,899	227,541	36,673

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in millions)

		As of 31 December
	Note	2013	2014	2014
		RMB	RMB	US$
LIABILITIES
Non-current liabilities
Long-term bank loans	21	481	420	68
Promissory notes	22	—	21,460	3,459
Convertible bonds	23	11,002	—	—
Corporate bonds	24	2,000	2,000	322
Deferred income tax liabilities	9	26	17	3
Deferred revenue		1,269	1,497	241
Other obligations	25	255	217	35

		15,033	25,611	4,128

Current liabilities
Short-term bank loans	26	94,422	91,503	14,748
Commercial papers	27	35,000	9,979	1,608
Current portion of long-term bank loans	21	48	45	7
Convertible bonds	23	—	11,167	1,800
Accounts payable and accrued liabilities	28	102,212	120,371	19,400
Taxes payable		2,634	1,466	236
Amounts due to ultimate holding company	40.1	1,634	1,622	262
Amounts due to related parties	40.1	4,176	3,542	571
Amounts due to domestic carriers		1,504	1,402	226
Dividend payable		644	771	124
Current portion of deferred revenue		452	462	74
Current portion of other obligations	25	2,672	2,698	435
Advances from customers		49,841	46,892	7,558

		295,239	291,920	47,049

Total liabilities		310,272	317,531	51,177

Total equity and liabilities		529,171	545,072	87,850

Net current liabilities		(243,029)	(235,346)	(37,931)

Total assets less current liabilities		233,932	253,152	40,801

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in millions, except per share data)

		Year ended 31 December
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$
Revenue	29	248,926	295,038	284,681	45,882

Interconnection charges		(18,681)	(20,208)	(14,599)	(2,353)
Depreciation and amortization		(61,057)	(68,196)	(73,868)	(11,905)
Network, operation and support expenses	30	(32,516)	(33,704)	(37,851)	(6,100)
Employee benefit expenses	31	(28,778)	(31,783)	(34,652)	(5,585)
Costs of telecommunications products sold	32	(45,040)	(63,416)	(43,397)	(6,994)
Other operating expenses	33	(51,252)	(61,964)	(61,411)	(9,898)
Finance costs	34	(3,664)	(3,113)	(4,617)	(744)
Interest income		240	173	283	46
Other income – net	36	1,343	887	1,362	219

Income before income tax		9,521	13,714	15,931	2,568
Income tax expenses	9	(2,425)	(3,306)	(3,876)	(625)

Net income		7,096	10,408	12,055	1,943

Attributable to:
Equity shareholders of the Company		7,096	10,408	12,055	1,943

Earnings per share for income attributable to equity shareholders of the Company during the year:
Basic earnings per share	39	0.30	0.44	0.51	0.08

Diluted earnings per share	39	0.30	0.43	0.49	0.08

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in millions)

	Year ended 31 December
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net income	7,096	10,408	12,055	1,943

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(1,530)	930	(619)	(100)
Tax effect on changes in fair value of financial assets through other comprehensive income	384	(240)	155	25

Changes in fair value of financial assets through other comprehensive income, net of tax	(1,146)	690	(464)	(75)

Remeasurement of net defined benefit liability, net of tax	—	(2)	(2)	—

	(1,146)	688	(466)	(75)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	(2)	(18)	(12)	(2)

Other comprehensive income for the year, net of tax	(1,148)	670	(478)	(77)

Total comprehensive income for the year	5,948	11,078	11,577	1,866

Total comprehensive income attributable to:
Equity shareholders of the Company	5,948	11,078	11,577	1,866

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total equity
Balance at January 1, 2012	2,311	173,472	79	637	(3,307)	25,111	572	(43,108)	50,131	205,898

Total comprehensive income for the year	—	—	—	—	(1,146)	—	—	(2)	7,096	5,948
Appropriation to statutory reserves	—	—	—	—	—	641	—	—	(641)	—
Equity-settled share option schemes:
-Value of employee services	—	—	—	14	—	—	—	—	—	14
-Issuance of shares upon exercise of options	—	1	—	—	—	—	—	—	—	1
Dividends relating to 2011 (Note 37)	—	—	—	—	—	—	—	—	(2,356)	(2,356)

Balance at December 31, 2012	2,311	173,473	79	651	(4,453)	25,752	572	(43,110)	54,230	209,505

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in millions)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total Equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2012	2,311	173,473	79	651	(4,453)	25,752	572	(43,110)	54,230	209,505
Total comprehensive income for the year	—	—	—	—	690	—	—	(20)	10,408	11,078
Appropriation to statutory reserves	—	—	—	—	—	988	—	—	(988)	—
Equity-settled share option schemes:
-Value of employee services	—	—	—	50	—	—	—	—	—	50
-Issuance of shares upon exercise of options	17	1,731	—	(360)	—	—	—	(286)	—	1,102
-Transfer between reserves upon lapsing of options	—	—	—	(3)	—	—	—	—	3	—
Dividends relating to 2012	—	—	—	—	—	—	—	—	(2,836)	(2,836)

Balance at December 31, 2013	2,328	175,204	79	338	(3,763)	26,740	572	(43,416)	60,817	218,899

Total comprehensive income for the year	—	—	—	—	(464)	—	—	(14)	12,055	11,577
Appropriation to statutory reserves	—	—	—	—	—	1,166	—	—	(1,166)	—
Equity-settled share option schemes under the predecessor Hong Kong Companies Ordinance:
-Issuance of shares upon exercise of options	—	19	—	(4)	—	—	—	(3)	—	12
Transition to no-par value regime on March 3, 2014 (Note 19)	175,302	(175,223)	(79)	—	—	—	—	—	—	—
Equity-settled share option schemes under the new Hong Kong Companies Ordinance:
-Issuance of shares upon exercise of options	1,471	—	—	(283)	—	—	—	(329)	—	859
-Transfer between reserves upon lapsing of options	—	—	—	(22)	—	—	—	—	22	—
Dividends relating to 2013 (Note 38)	—	—	—	—	—	—	—	—	(3,806)	(3,806)

Balance at December 31, 2014	179,101	—	—	29	(4,227)	27,906	572	(43,762)	67,922	227,541

Balance at December 31, 2014(in USD)	28,866	—	—	5	(681)	4,497	92	(7,053)	10,947	36,673

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

		Year ended 31 December
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$
Cash flows from operating activities
Cash generated from operations	(a)	76,429	86,610	97,062	15,644
Interest received		242	173	283	46
Interest paid		(4,372)	(5,082)	(4,631)	(747)
Income tax paid		(1,679)	(3,219)	(4,620)	(745)

Net cash inflow from operating activities		70,620	78,482	88,094	14,198

Cash flows from investing activities
Purchase of property, plant and equipment		(86,783)	(72,758)	(69,586)	(11,215)
Proceeds from disposal of property, plant and equipment and other assets		1,086	1,544	797	129
Dividends received from financial assets at fair value through other comprehensive income		242	176	353	57
Consideration paid for the acquisition of Unicom New Horizon Telecommunications Company Limited, net of cash acquired	2.2(a)	(10,314)	—	—
(Increase)/ Decrease in short-term bank deposits		272	(22)	(1)	—
Purchase of other assets		(3,983)	(6,050)	(3,807)	(614)
Acquisition of interest in associates		—	—	(3,075)	(496)

Net cash outflow from investing activities		(99,480)	(77,110)	(75,319)	(12,139)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

		Year ended 31 December
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from exercise of share options		1	1,102	871	141
Proceeds from commercial papers		67,797	49,938	19,885	3,205
Proceeds from short-term bank loans		87,111	135,713	158,259	25,507
Proceeds from ultimate holding company loan		—	1,344	—
Proceeds from related party loan		—	—	473	76
Proceeds from promissory notes		—	—	21,430	3,454
Repayment of commercial papers		(68,000)	(53,000)	(45,000)	(7,253)
Repayment of short-term bank loans		(50,285)	(109,500)	(161,007)	(25,950)
Repayment of long-term bank loans		(48)	(850)	(46)	(7)
Repayment of corporate bonds		—	(5,000)	—	—
Repayment of promissory notes		—	(15,000)	—	—
Repayment of related parties loans		(2,170)	—	—	—
Repayment of capital element of finance lease		(119)	(135)	(161)	(26)
Dividends paid to equity shareholders of the Company	38	(2,283)	(2,686)	(3,677)	(593)

Net cash inflow/(outflow) from financing activities		32,004	1,926	(8,973)	(1,446)

Net increase in cash and cash equivalents		3,144	3,298	3,802	613
Cash and cash equivalents, beginning of year		15,106	18,250	21,506	3,466
Effect of changes in foreign exchange rate		—	(42)	—	—

Cash and cash equivalents, end of year	18	18,250	21,506	25,308	4,079

Analysis of the balances of cash and cash equivalents:
Cash balances		5	3	3	1
Bank balances		18,245	21,503	25,305	4,078

		18,250	21,506	25,308	4,079

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

(a)	The reconciliation of income before income tax to cash generated from operations is as follows:

	Year ended 31 December
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Income before income tax	9,521	13,714	15,931	2,568
Adjustments for:
Depreciation and amortization	61,057	68,196	73,868	11,905
Interest income	(240)	(173)	(283)	(46)
Finance costs	3,326	2,963	4,113	663
(Gain)/Loss on disposal of property, plant and equipment and other assets	(617)	(49)	1,064	171
Share-based compensation costs	14	50	—	—
Impairment losses for doubtful debts and write-down of inventories	3,150	4,219	3,958	638
Impairment losses for property, plant and equipment	—	129	65	10
Dividends from financial assets at fair value through other comprehensive income	(415)	(176)	(353)	(57)
Other investment loss	—	—	28	5

Changes in working capital:
Increase in accounts receivable	(4,841)	(4,911)	(2,927)	(472)
(Increase)/Decrease in inventories and consumables	(1,151)	(130)	675	109
Decrease/(Increase) in other assets	354	(4,460)	(1,897)	(306)
Increase in prepayments and other current assets	(3,308)	(201)	(211)	(34)
Decrease/(Increase) in amounts due from related parties	4	7	(1)	—
Decrease /(Increase) in amounts due from domestic carriers	443	141	(1,523)	(245)
Increase in accounts payable and accrued liabilities	4,245	533	5,451	879
(Decrease) /Increase in taxes payable	(532)	227	2,068	333
Increase /(Decrease) in advances from customers	6,623	7,496	(2,949)	(475)
(Decrease)/Increase in deferred revenue	(542)	(420)	238	38
Increase/(Decrease) in other obligations	33	(18)	22	4
Increase/(Decrease) in amounts due to ultimate holding company	200	(277)	(12)	(2)
Decrease in amounts due to related parties	(714)	(591)	(161)	(26)
(Decrease)/Increase in amounts due to domestic carriers	(181)	341	(102)	(16)

Cash generated from operations	76,429	86,610	97,062	15,644

CHINA UNICOM (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, TD-LTE cellular voice, LTE FDD cellular voice and related value-added services are referred to as the “mobile business”. The services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

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

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance, which for this financial year and the comparative period continue to be those of the predecessor Hong Kong Companies Ordinance (Cap.32), in accordance with transitional and saving arrangements for Part 9 of the new Hong Kong Companies Ordinance (Cap.622), “Accounts and Audit”, which are set out in sections 76 to 87 of Schedule 11 to that Ordinance.

2.2	Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance of the PRC, which became effective from January 1, 2007 with certain transitional provisions. There are certain differences between the Group’s IFRSs/HKFRSs financial statements and PRC financial statements. The principal adjustments made to the PRC financial statements to conform to IFRSs/HKFRSs include the following:

•	reversal of the revaluation surplus or deficit and related amortization charges arising from the revaluation of prepayments for the leasehold land performed by independent valuers for the purpose of reporting to relevant PRC government authorities;

•	recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;

•	additional capitalization of borrowing costs and corresponding impact on depreciation prior to the adoption of CAS on January 1, 2007; and

•	adjustments for deferred taxation in relation to the above adjustments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

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

In accordance with International Financial Reporting Standard (“IFRS”)/Hong Kong Financial Reporting Standard (“HKFRS”) 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business because it only comprised the telecommunications network assets, cash, and related assets and liabilities. It did not have other inputs and processes such as license, subscriber base, management team and operating workforce etc to operate the fixed-line telecommunications business. Instead of operating the fixed-line telecommunications business, Unicom New Horizon could be able to generate economic returns by entering into lease arrangements for the telecommunications network assets. However, new lessees are not readily available in the market.

Accordingly, the Group accounted for the acquisition of Unicom New Horizon as an asset purchase transaction in accordance with IAS/HKAS 16, “Property, plant and equipment” on the date of purchase.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(b)	Going Concern Assumption

As of December 31, 2014, current liabilities of the Group exceeded current assets by approximately RMB235.3 billion (2013: approximately RMB243.0 billion). Given the current global economic conditions and the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB361.6 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB235.3 billion was unutilized as of December 31, 2014; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2014 have been prepared on a going concern basis.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards, Amendments and Interpretations Pronouncements

(i)	The following amendments to standards and one new Interpretation are mandatory for the first time for the financial year beginning January 1, 2014 and are applicable to the Group:

•	Amendments to IAS/HKAS 32, “Offsetting financial assets and financial liabilities”

The amendments to IAS/HKAS 32 clarify the offsetting criteria in IAS/HKAS 32. The amendments do not have an impact on the Group’s consolidated financial statements as they are consistent with the policies already adopted by the Group.

•	Amendments to IAS/HKAS 36, “Recoverable amount disclosures for non-financial assets”

The amendments to IAS/HKAS 36 modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or cash generating unit whose recoverable amount is based on fair value less costs of disposal. The adoption of the amendments to IAS/HKAS 36 did not have any material impact on the Group’s consolidated financial statements.

•	IFRIC/HK(IFRIC) 21, “Levies”

The Interpretation provides guidance on when a liability to pay a levy imposed by a government should be recognized. The amendments do not have an impact on the Group’s consolidated financial statements as the guidance is consistent with the Group’s existing accounting policies.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)

(ii)	Up to the date of issue of these financial statements, the IASB and HKICPA issued certain amendments and new standards which are not yet effective for the year ended December 31, 2014 and which have not been adopted in these financial statements except IFRS/HKFRS 9 “Financial instruments” was early adopted by the Group on January 1, 2011. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IAS/HKAS 19, “Defined benefit plans: Employee Contributions”	July 1, 2014
Annual improvements to IFRSs/HKFRSs 2010-2012 cycle	July 1, 2014
Annual improvements to IFRSs/HKFRSs 2011-2013 cycle	July1, 2014
Amendments to IFRS/HKFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
Amendments to IAS/HKAS 16 and IAS/HKAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
IFRS /HKFRS 15, “Revenue from Contracts with Customer”	January 1, 2017

The Group will adopt the relevant amendments and new standards in the subsequent periods as required. The Group is in the process of making an assessment of what the impact of these amendments and new standards are expected to be in the period of initial application.

In addition, the requirements of Part 9, “Accounts and Audit”, of the new Hong Kong Companies Ordinance (Cap.622) come into operation from the Company’s first financial year commencing after March 3, 2014 ( i.e. the Company’s financial year which began on January 1, 2015) in accordance with section 358 of that Ordinance. The Group is in the process of making an assessment of the expected impact of the changes in the Hong Kong Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9. So far it has concluded that the impact is unlikely to be significant and will primarily only affect the presentation and disclosure of information in the consolidated financial statements.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.4	Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment. The Group’s share of the post-acquisition post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statement of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized as other comprehensive income in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method.

In all other cases, when the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.5	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Executive Directors of the Company that makes strategic decisions.

2.6	Foreign Currency Translation

(a)	Functional and presentation currency

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6	Foreign Currency Translation (Continued)

(c)	Group companies(Continued)

For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB6.2046 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2014. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2014, or at any other date. The US$ convenience translation is not required under IFRS and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

2.7	Property, Plant and Equipment

(a)	Construction-in-progress

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.7	Property, Plant and Equipment (Continued)

(c)	Depreciation

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

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.12).

(d)	Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognized in the statement of income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.8	Goodwill

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

2.9	Lease Prepayments

Lease prepayments represent payments for land use rights. Lease prepayments for land use rights are stated at cost initially and expensed on a straight-line basis over the lease period.

2.10	Other Assets

Other assets mainly represent (i) computer software; (ii) prepaid rental for premises, leased lines and electricity cables; (iii) capitalized installation costs of fixed-line services and (iv) capitalized direct incremental costs for activating broadband subscribers.

(i)	Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives on a straight-line basis.

(ii)	Long-term prepaid rental for premises, leased lines and electricity cables are amortized using a straight-line method over the lease period.

(iii)	Capitalized installation costs of fixed-line services are deferred and expensed to the statement of income over the expected customer service period of 10 years except when the direct incremental costs exceed the corresponding installation fees. In such cases, the excesses of the direct incremental costs over the installation fees are recorded immediately as expenses in the statement of income.

(iv)	Capitalized direct incremental costs for activating broadband subscribers mainly include the costs of installing broadband terminals at customer’s homes for the provision of broadband service. Such costs are amortized over the service period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.11	Financial Assets

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.11	Financial Assets (Continued)

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

2.12	Impairment of Non-Financial Assets

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

2.13	Impairment of Financial Assets Carried at Amortized Costs

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Inventories and Consumables

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

2.15	Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for doubtful debts (see note 2.13), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for doubtful debts.

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

2.16	Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.17	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.18	Convertible Bonds

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

2.19	Deferred Revenue, Advances from Customers and Subscriber Points Reward Program

(a)	Deferred revenue

Deferred revenue mainly represents upfront non-refundable fee, including installation fees of fixed-line business, which are deferred and recognized over the expected customer service period. Deferred revenue expected to be recognized in one year or less is classified as current liabilities. If not, they are presented as non-current liabilities.

(b)	Advances from customers

Advances from customers are mainly amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services. Advances from customers are stated at the amount of proceeds received less the amount already recognized as revenue upon the rendering of services.

(c)	Subscriber points reward program

The fair value of providing telecommunications services and the subscriber points reward is allocated based on their relative fair values. The allocated portion of fair value for the subscriber points reward is recorded as deferred revenue when the rewards are granted and recognized as revenue when the points are redeemed or expired.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.20	Borrowings

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

2.21	Share Capital

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

2.22	Employee Benefits

(a)	Retirement benefits

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.22	Employee Benefits (Continued)

(c)	Housing benefits

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

In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured with sufficient regularity and the movement of the remeasurement is recognized in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As of December 31, 2014, the amount of the liability was RMB105 million (2013: RMB106 million).

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

The equity amount is recognized in the employee share-based compensation reserve until either the option is exercised (when it is included in the amount recognized in share capital for the shares issued) or the option expires (when it is released directly to retained profits).

2.23	Accounts Payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.24	Provisions

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

Sales of services and goods

•	Usage fees and monthly fees are recognized when the service is rendered;

•	Revenue from the provision of broadband, data and other Internet-related services is recognized when the services are provided to customers;

•	Lease income from leasing of lines and customer-end equipment is treated as operating leases with rental income recognized on a straight-line basis over the lease term;

•	Interconnection fees represent revenue received or receivable from other domestic and foreign telecommunications operators for the use of the Group’s telecommunications network, is recognized when service is rendered;

•	Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalized ring, caller number display and secretarial services to subscribers, is recognized when service is rendered;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognized when title has been passed to the buyers;

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.25	Revenue Recognition (Continued)

Sales of services and goods (Continued)

•	The Group offers preferential packages to the customers which include the bundle sales of mobile handsets and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of the telecommunications service. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition;

•	Revenue from information communications technology services is recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided will be recoverable, services revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and services revenue should not be recognized.

2.26	Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.

2.27	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.28	Leases (as the lessee)

(a)	Operating lease

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

2.29	Borrowing Costs

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.30	Taxation

(a)	Current income tax

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.31	Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.32	Contingent Liabilities and Contingent Assets

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

2.33	Earnings per Share

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.34	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (a); or

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

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

The Group’s finance department at its headquarter is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2012, 2013 and 2014, the Group had not entered into any forward exchange contracts or currency swap contracts.

The following table details the Group’s and the Company’s exposure at the end of the reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2013 and 2014.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

	2013			2014
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:
- denominated in HK dollars	794	0.79	627	1,286	0.79	1,016
- denominated in US dollars	106	6.10	646	107	6.12	657
- denominated in Euro	2	8.42	14	5	7.46	39
- denominated in Japanese Yen	33	0.06	2	44	0.05	2
- denominated in GBP	0.1	10.06	1	1.2	9.54	11

Sub-total			1,290			1,725

Financial assets at fair value through other comprehensive income:
- denominated in Euro	760	8.42	6,400	765	7.46	5,706

Total			7,690			7,431

Borrowings:
- denominated in HK dollars	48,650	0.79	38,249	62,686	0.79	49,452
- denominated in US dollars	58	6.10	351	54	6.12	329
- denominated in Euro	21	8.42	178	18	7.46	136

Sub-total			38,778			49,917

Convertible bonds:
- denominated in US dollars	1,804	6.10	11,002	1,825	6.12	11,167

Obligations under finance lease:
- denominated in US dollars	52	6.10	317	47	6.12	286

Total			50,097			61,370

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China.

As of December 31, 2014, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars, Euro, Japanese Yen and GBP, while all other variables are held constant, the effect on income after tax would be approximately RMB4,473 million (2012: approximately RMB3,059 million; 2013: approximately RMB3,661 million) for cash and cash equivalents, borrowings, convertible bonds and obligations under finance lease included in other obligations denominated in foreign currencies, and the effect on other comprehensive income, net of tax impact, would be approximately RMB428 million (2012: approximately RMB408 million; 2013: approximately RMB480 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated balance sheet as financial assets at fair value through other comprehensive income.

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As of December 31, 2014, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income, net of tax impact, would be approximately RMB 428 million (2012: approximately RMB408 million; 2013: approximately RMB480 million).

(iii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and related parties loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2013 and 2014, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2013 and 2014.

As of December 31, 2014, the Group had approximately RMB103,586 million (2013: approximately RMB131,252 million) of floating rate borrowings and short-term fixed rate borrowings and approximately RMB35,091 million (2013: approximately RMB13,362 million) of long-term fixed rate borrowings.

For the year ended December 31, 2014, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had increased/decreased 50 basic points while all other variables are held constant, the effect on income after tax is approximately RMB388 million (2012: approximately RMB406 million; 2013: approximately RMB492 million).

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

In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Group’s credit exposure is mainly attributable to accounts receivable for services (Note 15) and receivable for the sales of mobile handsets (Note 16). The Group has policies to limit the credit exposure on receivables for services and the sales of mobile handsets. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. The utilization of credit limits and the settlement pattern of the customers are regularly monitored by the Group. In respect of other receivables, individual credit evaluations are performed on all counterparties requiring credit over a certain amount. These evaluations focus on the counterparties’ past history of making payments when due and current ability to pay, and take into account information specific to the counterparties as well as the economic environment in which the counterparties operates.

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

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time period from the balance sheet date to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Carrying amounts
At December 31, 2013
Long-term bank loans	53	51	148	302	481
Corporate bonds	90	90	2,129	—	2,000
Convertible bonds	84	11,278	—	—	11,002
Other obligations	2,676	117	90	65	2,927
Accounts payable and accrued liabilities	102,212	—	—	—	102,212
Amounts due to related parties	4,176	—	—	—	4,176
Amounts due to ultimate holding company	1,665	—	—	—	1,634
Amounts due to domestic carriers	1,504	—	—	—	1,504
Commercial papers	35,406	—	—	—	35,000
Short-term bank loans	95,628	—	—	—	94,422

	243,494	11,536	2,367	367	255,358

At December 31, 2014
Long-term bank loans	49	45	142	246	420
Corporate bonds	90	90	2,039	—	2,000
Promissory notes	975	3,433	19,445	—	21,460
Other obligations	2,706	89	69	65	2,915
Accounts payable and accrued liabilities	120,371	—	—	—	120,371
Amounts due to related parties	3,548	—	—	—	3,542
Amounts due to ultimate holding company	1,655	—	—	—	1,622
Amounts due to domestic carriers	1,402	—	—	—	1,402
Convertible bonds	11,319	—	—	—	11,167
Commercial papers	10,243	—	—	—	9,979
Short-term bank loans	92,889	—	—	—	91,503

	245,247	3,657	21,695	311	266,381

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(b) for details.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.2	Capital risk management

The Group’s objectives when managing capital are:

•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.

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

The Group’s debt-to-capitalization ratios are as follows:

	2013	2014
Interest-bearing debts:
- Commercial papers	35,000	9,979
- Short-term bank loans	94,422	91,503
- Long-term bank loans	481	420
- Promissory notes	—	21,460
- Convertible bonds	11,002	11,167
- Corporate bonds	2,000	2,000
- Obligations under finance lease included in other obligations	156	118
- Amounts due to a related party	—	473
- Amounts due to ultimate holding company	1,344	1,344
- Current portion of long-term bank loans	48	45
- Current portion of obligations under finance lease	161	168

	144,614	138,677

Total equity:
- Equity attributable to equity shareholders of the Company	218,899	227,541

Interest-bearing debts plus total equity	363,513	366,218

Debt-to-capitalization ratio	39.8%	37.9%

The decrease in debt-to-capitalization ratio during 2014 resulted primarily from the decrease in interest-bearing debts and the increase in the equity attributable to equity shareholders of the Company.

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

(a)	Financial assets and liabilities measured at fair value

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuation: observable inputs which fail to meet level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available

•	Level 3 valuation: fair value measured using significant unobservable inputs

The following table presents the Group’s assets that are measured at fair value at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities
-Listed	6,497	—	—	6,497

The following table presents the Group’s assets that are measured at fair value at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities
-Listed	5,879	—	—	5,879
-Unlisted	—	—	23	23

	5,879	—	23	5,902

Prepayments and other current assets
- Equity securities
-Listed	13	—	—	13

Total	5,892	—	23	5,915

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

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

During the years ended December 31, 2013 and 2014, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as of the end of the reporting period in which they occur.

(b)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as of December 31, 2013 and 2014. Their carrying amounts, fair values and the level of fair values hierarchy are disclosed below:

	Carrying amounts as of December 31, 2013	Fair value as of December 31, 2013	Carrying amounts as of December 31, 2014	Fair value as of December 31, 2014	Fair value measurements as of December 31, 2014 categorized into
					Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	481	434	420	392	—	—	392
Promissory notes	—	—	21,460	21,924	—	—	21,924
Corporate bonds	2,000	1,959	2,000	2,045	—	—	2,045
Convertible bonds	11,002	10,929	11,167	11,183	—	—	11,183

The fair value of the non-current portion of long-term bank loans is based on cash flows discounted using rates based on the market rates ranging from 2.34% to 3.23% (2013: 3.58% to 3.82%) per annum.

The fair value of the Group’s promissory notes is computed based on the expected cash flows of principal and interests payment discounted at market rates ranging from 4.04% to 4.60% per annum.

The fair value of the convertible bonds is estimated as being the present values of future cash flows, discounted at interest rates based on the government bond yield curve as of December 31, 2014 plus an adequate constant credit spread, adjusted for the Group’s own credit risk.

The fair value of the corporate bonds is based on cash flows discounted using rates based on the market rate of 4.60% (2013: 6.01%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortized cost approximated their fair values as of December 31, 2013 and 2014 due to the nature or short maturity of those instruments.

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

The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.12. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group’s results would be significantly affected. Such impairment losses are recognized in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2013 and 2014.

4.3	Write-down of inventories

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

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

4.4	Allowance for doubtful debts

Management estimates an allowance for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, additional allowance may be required.

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

For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, changes in fair value on financial assets through other comprehensive income and allowance for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB6,215 million as of December 31, 2014 (2013: approximately RMB6,734 million). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

6.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the years ended December 31, 2013 and 2014 are as follows:

	2013
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	60,774	770,422	45,236	3,296	61,915	941,643
Reclassification	—	27,819	(27,819)	—	—	—
Additions	253	346	340	428	71,721	73,088
Transfer from CIP	4,074	62,769	1,152	627	(68,622)	—
Transfer to other assets	—	—	—	—	(5,883)	(5,883)
Disposals	(186)	(12,911)	(240)	(421)	(35)	(13,793)

End of year	64,915	848,445	18,669	3,930	59,096	995,055

Accumulated depreciation and impairment:
Beginning of year	(21,318)	(451,596)	(36,063)	(1,653)	(16)	(510,646)
Reclassification	—	(24,651)	24,651	—	—	—
Charge for the year	(3,003)	(59,788)	(1,523)	(737)	—	(65,051)
Impairment loss	—	—	—	—	(129)	(129)
Disposals	80	11,643	231	421	21	12,396

End of year	(24,241)	(524,392)	(12,704)	(1,969)	(124)	(563,430)

Net book value:
End of year	40,674	324,053	5,965	1,961	58,972	431,625

Beginning of year	39,456	318,826	9,173	1,643	61,899	430,997

6.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2014
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	64,915	848,445	18,669	3,930	59,096	995,055
Additions	108	184	350	336	82,263	83,241
Transfer from CIP	3,848	72,445	1,004	614	(77,911)	—
Transfer to other asset	—	—	—	—	(4,704)	(4,704)
Disposals	(103)	(38,240)	(915)	(451)	(5)	(39,714)

End of year	68,768	882,834	19,108	4,429	58,739	1,033,878

Accumulated depreciation and impairment:
Beginning of year	(24,241)	(524,392)	(12,704)	(1,969)	(124)	(563,430)
Charge for the year	(3,193)	(64,407)	(1,587)	(818)	—	(70,005)
Impairment loss	—	(10)	—	—	(55)	(65)
Disposals	95	36,515	880	448	5	37,943

End of year	(27,339)	(552,294)	(13,411)	(2,339)	(174)	(595,557)

Net book value:
End of year	41,429	330,540	5,697	2,090	58,565	438,321

Beginning of year	40,674	324,053	5,965	1,961	58,972	431,625

As of December 31, 2014, the net book value of assets held under finance leases was approximately RMB368 million (2013: approximately RMB334 million).

For the year ended December 31, 2014, interest expense of approximately RMB825 million (2012: approximately RMB1,498 million; 2013: approximately RMB894 million) was capitalized to CIP. The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.72% to 4.30% for the year ended December 31, 2014 (2012: 4.08% to 5.16%; 2013: 3.87% to 4.47%).

For the year ended December 31, 2014, the Group recognized a loss on disposal of property, plant and equipment of approximately RMB1,064 million (2012: a gain of approximately RMB612 million; 2013: a gain of approximately RMB115 million).

For the year ended December 31, 2013, as a result of a review on the assets categorization, certain equipment was reclassified from “Office furniture, fixtures, motor vehicles and other equipment” to “Telecommunications equipment”. This reclassification does not cause any changes in the estimated useful lives of those assets.

7.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and Hong Kong. Their net book value is analyzed as follows:

	2013	2014
Held on:
Leases of between 10 to 50 years	7,668	8,975
Leases of less than 10 years	370	236

	8,038	9,211

For the year ended December 31, 2014, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB288 million (2012: approximately RMB248 million; 2013: approximately RMB257 million).

8.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including service revenue annual growth rate of 4% and the applicable discount rate of 12%. Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2013 and 2014 and no reasonable change to the assumptions would lead to an impairment charge.

9.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2012: 16.5%; 2013: 16.5%) on the estimated assessable income for the year. Taxation on income outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2012: 25%; 2013: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2012: 15%; 2013: 15%).

	Note	2012	2013	2014
Provision for income tax on the estimated taxable income for the year
- Hong Kong		24	29	29
- Outside Hong Kong		2,604	3,730	3,201
Adjustments to prior years’ current tax outside Hong Kong	(i)	73	(20)	(19)

		2,701	3,739	3,211
Deferred taxation		(276)	(433)	665

Income tax expenses		2,425	3,306	3,876

Reconciliation between applicable statutory tax rate and the effective tax rate:

	Note	2012	2013	2014
Applicable PRC statutory tax rate		25.0%	25.0%	25.0%
Non-deductible expenses		1.6%	0.8%	0.6%
Effect of withholding income tax for interest receivable from inter-company loans		0.3%	0.2%	0.2%
Adjustments to prior years’ current tax	(i)	0.8%	(0.1%)	(0.1%)
Non-taxable income		(0.2%)	(0.1%)	—
Impact of different tax rate		(1.2%)	(0.7%)	(0.6%)
Others		(0.8%)	(1.0%)	(0.8%)

Effective tax rate		25.5%	24.1%	24.3%

(i)	This item included the difference resulted from prior years’ accruals and actual settlement upon the completion of the tax filing during the year.

9.	TAXATION (CONTINUED)

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	2013	2014
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	4,189	4,045
- Deferred tax asset to be recovered within 12 months	2,893	3,212

	7,082	7,257

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(348)	(899)
- Deferred tax liabilities to be settled within 12 months	—	(143)

	(348)	(1,042)

Net deferred tax assets after offsetting	6,734	6,215

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(26)	(17)
- Deferred tax liabilities to be settled within 12 months	—	—

	(26)	(17)

Net deferred tax liabilities after offsetting	(26)	(17)

As of December 31, 2014, the Group did not recognize deferred tax assets in respect of tax losses incurred by Unicom New Horizon Telecommunications Company Limited of approximately RMB2,741 million (2013: approximately RMB4,730 million), since it is not probable that future taxable income will be available against which the deferred tax asset can be utilized. The tax losses can be carried forward for five years from the year incurred and hence will be expired from 2015 to 2016.

The movement of the net deferred tax assets/liabilities is as follows:

	2012	2013	2014
Net deferred tax assets after offsetting:
- Beginning of year	5,091	6,534	6,734
- Deferred tax credited/(charged) to the statement of income	279	439	(674)
- Deferred tax credited/(charged) to other comprehensive income	384	(239)	155
- Additions through the acquisition of Unicom New Horizon (Note 2.2(a))	780	—	—

- End of year	6,534	6,734	6,215

Net deferred tax liabilities after offsetting:
- Beginning of year	(17)	(20)	(26)
- Deferred tax (charged)/credited to the statement of income	(3)	(6)	9

- End of year	(20)	(26)	(17)

9.	TAXATION (CONTINUED)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Allowance for doubtful debts	Payroll and contributions to defined contribution pension schemes accrued but not paid	Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (ii))	Accruals of expenses not yet deductible for tax purpose	Changes in fair value on financial assets through other comprehensive income	Others	Total
Deferred tax assets:
At January 1, 2012	975	117	1,747	1,188	1,121	644	5,792
Credited/(charged) to the statement of income	117	71	(64)	(153)	—	114	85
Credited to other comprehensive income	—	—	—	—	385	—	385
Additions through the acquisition of Unicom New Horizon (Note 2.2(a))	—	—	—	—	—	780	780

At December 31, 2012	1,092	188	1,683	1,035	1,506	1,538	7,042
Credited/(charged) to the statement of income	75	244	(64)	52	—	(29)	278
(Charged)/credited to other comprehensive income	—	—	—	—	(239)	1	(238)

At December 31, 2013	1,167	432	1,619	1,087	1,267	1,510	7,082
Credited/(charged) to the statement of income	128	448	(63)	(254)	—	(258)	1
Credited to other comprehensive income	—	—	—	—	174	—	174

At December 31, 2014	1,295	880	1,556	833	1,441	1,252	7,257

9.	TAXATION (CONTINUED)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows: (Continued)

	Capitalized interest already deducted for tax purpose	Realized gain on changes in fair value of derivative financial instrument in 2009	Changes in fair value on financial assets through other comprehensive income	Accelerated depreciation of property, plant and equipment	Others	Total
Deferred tax liabilities:
At January 1, 2012	(253)	(310)	(10)	—	(145)	(718)
Credited to the statement of income	124	—	—	—	67	191
Charged to other comprehensive income	—	—	(1)	—	—	(1)

At December 31, 2012	(129)	(310)	(11)	—	(78)	(528)
Credited to the statement of income	108	—	—	—	47	155
Charged to other comprehensive income	—	—	(1)	—	—	(1)

At December 31, 2013	(21)	(310)	(12)	—	(31)	(374)
Credit/(charged) to the statement of income	21	—	—	(696)	9	(666)
Charged to other comprehensive income	—	—	(19)	—	—	(19)

At December 31, 2014	—	(310)	(31)	(696)	(22)	(1,059)

9.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	2013	2014
Net deferred tax assets after offsetting:
Deferred tax assets:
Allowance for doubtful debts		1,167	1,295
Impairment loss on property, plant and equipment		36	25
Write-down of inventories		89	58
Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations	(ii)	1,619	1,556
Accruals of expenses not yet deductible for tax purpose		1,087	833
Deferred revenue on subscriber points reward program		113	135
Unrealized profit for the inter-company transactions		297	293
Deductible tax losses		615	241
Changes in fair value on financial assets through other comprehensive income		1,267	1,441
Payroll and contributions to defined contribution pension schemes accrued but not paid		432	880
Others		360	500

		7,082	7,257

Deferred tax liabilities:
Capitalized interest already deducted for tax purpose		(21)	—
Realized gain on changes in fair value of derivative financial instrument in 2009		(310)	(310)
Changes in fair value on financial assets through other comprehensive income		(12)	(31)
Accelerated depreciation of property, plant and equipment	(iii)	—	(696)
Others		(5)	(5)

		(348)	(1,042)

		6,734	6,215

Net deferred tax liabilities after offsetting:
Deferred tax liabilities:
Accelerated depreciation for tax purpose		(26)	(17)

		(26)	(17)

9.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority: (Continued)

(ii)	The prepayments for the leasehold land held by China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) were revalued for PRC tax purposes as of December 31, 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land were not recognized under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

(iii)	According to “Announcement on Enterprise Income Tax Policy for Those Enterprise Involved in the Accelerated Depreciation of Property, Plant and Equipment” (Caishui [2014] No.75) issued by the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) of the PRC, starting from 2014, the Group’s property, plant and equipment that comply with this tax policy are allowed to be depreciated under the accelerated depreciation method, or fully deducted for tax purpose in the year of purchase. Temporary differences arising from the different useful life under tax basis and accounting basis have been recorded as deferred tax liabilities.

10.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2013	2014
Listed in the PRC	97	173
Listed outside the PRC	6,400	5,706
Unlisted	—	23

	6,497	5,902

For the year ended December 31, 2014, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB619 million (2012: decrease of approximately RMB1,530 million; 2013: increase of approximately RMB930 million). The decrease, net of tax impact, of approximately RMB464 million (2012: decrease, net of tax impact, of approximately RMB1,146 million; 2013: increase, net of tax impact, of approximately RMB690 million) has been recorded in the consolidated statement of comprehensive income.

11.	SUBSIDIARIES

As of December 31, 2014, the details of the Company’s subsidiaries are as follows:

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect
China United Network Communications Corporation Limited (“CUCL”)	The PRC, April 21, 2000, limited liability company	100%	—	RMB 138,091,677,828	Telecommunications operation in the PRC

China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, October 22, 1999, limited company	100%	—	6,699,197,200 ordinary shares	Dormant

China Unicom (Europe) Operations Limited	The United Kingdom, November 8, 2006, limited company	100%	—	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom

China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	100%	—	1,000 shares, JPY366,000 each	Telecommunications operation in Japan

China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	100%	—	1 share, USD1 each and 30,000,000 shares, RMB1 each	Telecommunications operation in Singapore

Billion Express Investments Limited (“Billion Express”)	British Virgin Islands, August 15, 2007, limited company	100%	—	1 share, USD1 each	Investment holding and financing subsidiary of the Company

China Unicom Limited	Hong Kong, August 31, 2007, limited company	100%	—	2 ordinary shares	Dormant

China Unicom (South Africa) Operations (Pty) Limited	South Africa, November 19, 2012, limited liability company	100%	—	Not applicable	Dormant

China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar (“Myanmar”), June 7, 2013, limited liability company	99%	1%	50,000 shares USD1 each	Communications technology training in Myanmar

11.	SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect
China Unicom (Australia) Operations Pty Limited	New South Wales, May 27, 2014, limited liability company	100%	—	150,000 shares, AUD 1 each	Telecommunications operation in Australia

China Unicom (Hong Kong) Operations Limited	Hong Kong, May 24, 2000, limited company	—	100%	60,100,000 ordinary shares	Telecommunications service in Hong Kong

China Unicom (Americas) Operations Limited	The United States of America (the “USA”), May 24, 2002, limited company	—	100%	5,000 shares, USD100 each	Telecommunications service in the USA

Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	—	100%	RMB 500,000,000	Sales of handsets, telecommunications equipments and provision of technical services in the PRC

China Unicom System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	—	100%	RMB 550,000,000	Provision of information communications technology services in the PRC

China Unicom Broadband Online Limited Corporation	The PRC, March 29, 2006, limited liability company	—	100%	RMB 30,000,000	Provision of internet information services and value-added telecommunications services in the PRC

Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, April 25, 1996, limited liability company	—	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

China Information Technology Designing & Consulting Institute Company Limited	The PRC, November 11, 1991, limited liability company	—	100%	RMB 430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC

11.	SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect
Unicom Xingye Communication Technology Company Limited	The PRC, October 30, 2000, limited liability company	—	100%	RMB 30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunications cards in the PRC

China Unicom Information Navigation Company Limited	The PRC, September 17, 1998, limited liability company	—	100%	RMB 6,825,087,800	Provision of customer services in the PRC

Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	—	100%	RMB 10,000,000	Provision of project consultation and management service in the PRC

Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	—	100%	RMB 2,200,000	Provision of property management services in the PRC

Unicompay Company Limited	The PRC, April 11, 2011, limited liability company	—	100%	RMB 250,000,000	Provision of e-payment services in the PRC

China United Network Communications Beijing NewSpace Infinite Media Advertising Limited Corporation	The PRC, July 21, 2006, limited liability company	—	100%	RMB 100,000	Provision of advertising design, production, agency and publication in the PRC

Designing Techniques of Posts and Telecommunications Magazine Office Company Limited	The PRC, December 15, 2011, limited liability company	—	100%	RMB 300,000	Provision of magazine publishing services in the PRC

Unicom New Horizon Telecommunications Company Limited	The PRC, February 14, 2001, limited liability company	—	100%	RMB 40,233,739,557	Provision of lease service of telecommunications networks in the PRC

11.	SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect
Unicom Cloud Data Company Limited	The PRC, June 4, 2013, limited liability company	—	100%	RMB 100,000,000	Provision of technology development, transfer and consulting service in the PRC

Unicom Innovation Investment Company Limited	The PRC, April 29, 2014, limited liability company	—	100%	RMB 200,000,000	Venture capital investment business in the PRC

Wostore Technology Company Limited	The PRC, October 24, 2014, limited liability company	—	100%	RMB 200,000,000	Communications technology development and promotion in the PRC

12.	INTEREST IN ASSOCIATES

	2013	2014
Share of net assets	—	3,037

The following list contains the particulars of associates, all of which are unlisted corporate entities whose quoted market price is not available:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital		Principal activities
China Tower Company Limited (Formerly known as China Communications Facilities Services Corporation Limited)	Incorporated	The PRC	30.1%	RMB	10,000,000,000	Constructions , maintenance and operation of communications towers in the PRC (Note i)

Guang Lian Shi Tong New Media Limited	Incorporated	The PRC	49%	RMB	51,020,408	Provision of mobile audio visual programs integrated broadcasting services in the PRC

China Unicom Innovation Investment Company (Shanghai) Limited	Incorporated	The PRC	62.5%	RMB	40,000,000	Venture capital investment business in the PRC (Note ii)

(i)	On July 11, 2014, the Company (through CUCL) entered into an agreement with a subsidiary of China Mobile Limited and China Telecom Corporation Limited to establish China Tower Company Limited. Pursuant to the agreement, the Company subscribed for 3.01 billion shares at a par value of RMB1.00 per share in the registered capital of China Tower Company Limited in cash, representing 30.1% of the registered capital of China Tower Company Limited.

(ii)	The Group has significant influence on China Unicom Innovation Investment Company (Shanghai) Limited (“Innovation Investment Company”), but not control over or joint control over its management, including participation in the financial and operating policy decisions. A subsidiary of the Company only owns 40% of the voting rights of Innovation Investment Company.

All of the above associates are accounted for using the equity method in the consolidated financial statements.

12.	INTEREST IN ASSOCIATES (CONTINUED)

Summarized financial information of the material associate, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

China Tower Company Limited
2014
Current assets	9,676
Non-current assets	454
Current liabilities	(244)
Non-current liabilities	—
Equity	(9,886)

Revenue	—
Loss for the year	(114)
Other comprehensive income for the year	—
Total comprehensive income for the year	(114)

Reconciled to the Group’s interest in the associate:
Net assets of the associate	9,886
Group’s effective interest	30.1%

Carrying amount in the consolidated financial statements	2,976

13.	OTHER ASSETS

	Note	2013	2014
Purchased software		8,121	9,100
Prepaid rental for premises, leased lines and electricity cables		6,955	6,927
Installation costs		712	663
Direct incremental costs for activating broadband subscribers		1,894	3,762
Others	(i)	3,614	2,589

		21,296	23,041

(i)	The amount includes the receivables from the sales of mobile handsets that are gradually recovered over one year during the contract period. Receivables to be gradually recovered within one year is included in prepayments and other current assets (see Note 16(i)).

14.	INVENTORIES AND CONSUMABLES

	2013	2014
Handsets and other customer end products	4,548	3,656
Telephone cards	386	237
Consumables	514	350
Others	88	135

	5,536	4,378

15.	ACCOUNTS RECEIVABLE

	2013	2014
Accounts receivable	19,133	19,135
Less: Allowance for doubtful debts	(4,291)	(4,464)

	14,842	14,671

The aging analysis of accounts receivable is as follows:

	2013	2014
Current and within one month	10,633	11,447
More than one month to three months	1,955	1,738
More than three months to one year	3,992	3,258
More than one year	2,553	2,692

	19,133	19,135

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

15.	ACCOUNTS RECEIVABLE (CONTINUED)

As of December 31, 2014, accounts receivable of approximately RMB3,224 million (2013: approximately RMB4,209 million) were past due but not impaired. Such overdue amounts can be recovered based on past experience. The aging analysis of these receivables is as follows:

	2013	2014
More than one month to three months	1,955	1,738
More than three months to one year	1,474	754
More than one year	780	732

	4,209	3,224

As of December 31, 2014, accounts receivable of approximately RMB4,464 million (2013: approximately RMB4,291 million) were impaired. The Group makes such allowance based on its past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. The Group makes a full allowance for receivables aged over 3 months after the credit period for individual subscribers unless they meet certain specified credit assessment criteria. The individually impaired receivables mainly relate to subscriber service fees. The aging of these receivables is as follows:

	2013	2014
More than three months to one year	2,518	2,504
More than one year	1,773	1,960

	4,291	4,464

Allowance for doubtful debts is analyzed as follows:

	2012	2013	2014
Balance, beginning of year	3,510	4,066	4,291
Allowance for the year	3,154	3,275	3,098
Written-off during the year	(2,598)	(3,050)	(2,925)

Balance, end of year	4,066	4,291	4,464

The creation and release of allowance for impaired receivables have been recognized in the statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering the receivable.

The maximum exposure to credit risk as of the balance sheet date is the carrying value of accounts receivable mentioned above. The Group does not hold any collateral as security.

16.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of allowance for doubtful debts, are as follows:

	Note	2013	2014
Receivable for the sales of mobile handsets	(i)	3,462	2,846
Prepaid rental		2,329	2,639
Deposits and prepayments		2,459	1,857
Advances to employees		246	161
Value-added tax recoverable	(ii)	149	920
Prepaid enterprise income tax		11	342
Others		1,008	1,264

		9,664	10,029

(i)	The Group offers preferential packages to the customers which include the bundle sales of mobile handsets and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. For those contractual preferential packages with guarantees by third parties, the revenue relating to the sale of the handsets is recognized when the titles are passed to the customers and are calculated under the aforementioned relative fair value method, which results in the corresponding receivable for the sales of mobile handsets. The receivable for the sales of mobile handsets is gradually recovered during the contract period when the customers pay the monthly package fee. Receivables to be gradually recovered over one year amounted to RMB1,195 million (2013: RMB2,496 million), and are included in long-term other assets (see Note 13(i)).
(ii)	Pursuant to the Cai Shui [2014] No. 43 issued by MOF and SAT of the PRC, pilot programme regarding the replacement of business tax with value-added tax (“VAT”) could be implemented nationwide for the telecommunications industry from June 1, 2014 (see Note 29). VAT recoverable can be deducted within one year.

The aging analysis of prepayments and other current assets is as follows:

	2013	2014
Within one year	9,310	9,866
More than one year	354	163

	9,664	10,029

As of December 31, 2014, there was no significant impairment for the prepayments and other current assets.

17.	SHORT-TERM BANK DEPOSITS

	2013	2014
Bank deposits with maturity exceeding three months	30	30
Restricted bank deposits	24	26

	54	56

As of December 31, 2014, restricted bank deposits primarily represented deposits that were subject to externally imposed restrictions as requested by contractors in relation to payables owed to the contractors.

18.	CASH AND CASH EQUIVALENTS

	2013	2014
Cash at bank and in hand	20,796	23,791
Bank deposits with original maturities of three months or less	710	1,517

	21,506	25,308

19.	SHARE CAPITAL

As of December 31, 2013, 30,000,000,000 ordinary shares, with par value of HKD0.10 each, were authorized for issue. Under the new Hong Kong Companies Ordinance (Cap. 622), which became effective on March 3, 2014, the concepts of “authorized share capital” and “par value” no longer exist. As part of the transition to the no-par value regime, the amounts standing to the credit of the share premium account and the capital redemption reserve on March 3, 2014 have become part of the Company’s share capital, under the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622). These changes do not have an impact on the number of shares in issue or the relative entitlement of any of the members.

	Number of shares millions	Share capital	Share premium	Capital redemption reserve	Total
Issued and fully paid:
At January 1, 2012	23,565	2,311	173,472	79	175,862
Issuance of shares upon exercise of options (Note 37)	—	—	1	—	1

At December 31, 2012	23,565	2,311	173,473	79	175,863
Issuance of shares upon exercise of options (Note 37)	217	17	1,731	—	1,748

At December 31, 2013	23,782	2,328	175,204	79	177,611
Issuance of shares upon exercise of options under the predecessor Hong Kong Companies Ordinance (Note 37)	2	—	19	—	19
Transition to no-par value regime on March 3, 2014	—	175,302	(175,223)	(79)	—
Issuance of shares upon exercise of options under the new Hong Kong Companies Ordinance (Note 37)	163	1,471	—	—	1,471

At December 31, 2014	23,947	179,101	—	—	179,101

20.	RESERVES

(a)	Nature and purpose

(i)	Statutory reserves

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

Accordingly, CUCL appropriated approximately RMB1,166 million (2012: approximately RMB641 million; 2013: approximately RMB988 million) to the general reserve fund for the year ended December 31, 2014.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs/HKFRSs, the appropriations to the staff bonus and welfare fund are charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2013 and 2014, no appropriation to staff bonus and welfare fund has been made by CUCL.

According to the PRC tax approval document issued by the MOF and SAT, the upfront connection fees were not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognized in the retained profits had been transferred from retained profits to the statutory reserve. As of December 31, 2011, an accumulated appropriation of approximately RMB12,289 million was made to the statutory reserve and no more upfront connection fees are recognized afterwards.

20.	RESERVES (CONTIUNED)

(a)	Nature and purpose (Continued)

(ii)	Share premium and capital redemption reserve

Prior to March 3, 2014, the application of the share premium account and the capital redemption reserve was governed by sections 48B and 49H respectively of the predecessor Hong Kong Companies Ordinance (Cap. 32).

In accordance with the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622), the amounts standing to the credit of the share premium account and the capital redemption reserve on March 3, 2014, of RMB175,223 million and RMB79 million respectively, have become part of the Company’s share capital. The use of share capital as from March 3, 2014 is governed by the new Hong Kong Companies Ordinance (Cap. 622).

(iii)	Employee share-based compensation reserve

Employee share-based compensation reserve represents the fair value of share options granted to employees of the Group that are recognized in accordance with the accounting policy in Note 2.22 (e).

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

21.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2013	2014
USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (2013: Nil to 5.00%) per annum with maturity through 2039 (2013: maturity through 2039)	351	330

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2013: 1.10% to 2.50%) per annum with maturity through 2034 (2013: maturity through 2034)	178	135

Sub-total		529	465

Less: Current portion		(48)	(45)

		481	420

As of December 31, 2014, long-term bank loans of approximately RMB90 million (December 31, 2013: approximately RMB97 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2013	2014
Balances due:
- not later than one year	48	45
- later than one year and not later than two years	46	41
- later than two years and not later than five years	139	136
- later than five years	296	243

	529	465
Less: Portion classified as current liabilities	(48)	(45)

	481	420

22.	PROMISSORY NOTES

On April 3, 2014, the Company established a Medium Term Note Programme (the “MTN Programme”), under which the Company could offer and issue notes of aggregate principal amount of up to RMB10 billion. Notes under the MTN Programme will be denominated in RMB and are to be issued to professional investors outside the United States. On April 16, 2014, the Company completed the issue of Notes in an aggregate nominal amount of RMB4 billion pursuant to the MTN Programme, with a maturity of 3 years and at an interest rate of 4.00% per annum. On July 24, 2014, the Company completed the issue of Notes in an aggregate nominal amount of RMB2.5 billion with a maturity period of 2 years and at an interest rate of 3.80% per annum.

On April 16, 2014, CUCL issued tranche one of 2014 promissory notes in the amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interests at 5.35% per annum.

On July 14, 2014, CUCL issued tranche two of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.84% per annum.

On November 28, 2014, CUCL issued tranche three of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.20% per annum.

23.	CONVERTIBLE BONDS

On October 18, 2010, Billion Express, a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to certain anti-dilution and change in control adjustments set out in the Trust Deed dated October 18, 2010. Adjustments have been made to the conversion price from HKD15.85 to HKD15.05 as a result of the dividends paid by the Company since the convertible bonds were issued. The bondholders may exercise conversion rights at any time on or after November 28, 2010 up to the close of business on October 8, 2015 or, if such convertible bonds shall have been called for redemption by the Company before October 18, 2015, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof. Billion Express, would at the option of a bondholder, redeem all and not some only of such bondholder’s convertible bonds on October 18, 2013, the date fixed for redemption, at their principal amount together with interest accrued and unpaid (the “Put Option”). The last day on which the bondholders may give notice to exercise the Put Option was September 18, 2013. As no bondholder gave notice to exercise the Put Option to require the redemption of their convertible bonds by September 18, 2013, such right expired on that date. In addition, on or at any time after October 18, 2013 and prior to October 18, 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

23.	CONVERTIBLE BONDS (CONTINUED)

During the years ended December 31, 2013 and 2014, there was no conversion of the convertible bonds into shares in the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.

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

The convertible bonds recognized in the consolidated balance sheet are calculated as follows:

	2013	2014
Movement of liability component:
Beginning of year	11,215	11,002
Less: interest paid	(85)	(85)
Add: effect of exchange (gain)/loss on liability component	(338)	39
Add: imputed finance cost	210	211

End of year	11,002	11,167

The liability component of the convertible bonds at December 31, 2014 amounted to approximately USD1,825 million (equivalent to RMB11,167 million) (2013: approximately USD1,804 million, equivalent to RMB11,002 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

24.	CORPORATE BONDS

On June 8, 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds were secured by a corporate guarantee granted by Bank of China Limited.

25.	OTHER OBLIGATIONS

	Note	2013	2014
One-off cash housing subsidies	(a)	2,502	2,496
Obligations under finance lease	(b)	317	286
Others		108	133

Sub-total		2,927	2,915
Less: Current portion		(2,672)	(2,698)

		255	217

(a)	One-off cash housing subsidies

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

In January 2009, through the absorption of China Netcom (Group) Company Limited (“CNC China”) by CUCL and the absorption of China Network Communications Group Corporation (“Netcom Group”) by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As of December 31, 2014, the Group’s unpaid one-off cash housing subsides amounted to approximately RMB2,496 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required. If the actual payments are lower than the amount provided, the difference will be paid to Unicom Group.

25.	OTHER OBLIGATIONS (CONTINUED)

(b)	Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analyzed as follows:

	2013	2014
Total minimum lease payments under finance lease:
- not later than one year	167	176
- later than one year and not later than two years	100	81
- later than two years and not later than three years	66	43

	333	300

Less: Future finance charges	(16)	(14)

Present value of minimum obligations	317	286

Representing obligations under finance lease:
- current liabilities	161	168

- non-current liabilities	156	118

26.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2013	2014
RMB denominated bank loans	Fixed interest rates ranging from 3.62% to 5.32% (2012:3.62% to 5.04%) per annum with maturity through 2015 (2013: maturity through 2014)	56,173	42,525

HKD denominated bank loans	Floating interest rates of HIBOR plus interest margin from 0.70% to 2.10% (2013: 0.85% to 1.20%) per annum with maturity through 2015 (2013: maturity through 2014)	38,249	48,978

Total		94,422	91,503

27.	COMMERCIAL PAPERS

On July 10, 2013, CUCL issued tranche one of 2013 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 60 days from the date of issue and carried interest at 4.20% per annum. The super and short-term commercial papers were fully repaid in September 2013.

On September 17, 2013, CUCL issued tranche two of 2013 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 180 days from the date of issue and carried interest at 4.63% per annum. The super and short-term commercial papers were fully repaid in March 2014.

On October 12, 2013, CUCL issued tranche three of 2013 super and short-term commercial papers in an amount of RMB10 billion, with a maturity date of 180 days from the date of issue and carried interest at 4.68% per annum. The super and short-term commercial papers were fully repaid in April 2014.

On October 21, 2013, CUCL issued tranche four of 2013 super and short-term commercial papers in an amount of RMB10 billion, with a maturity date of 180 days from the date of issue and carried interest at 4.68% per annum. The super and short-term commercial papers were fully repaid in April 2014.

On March 24, 2014, CUCL issued tranche one of 2014 super and short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 5.10% per annum. The super and short-term commercial papers were fully repaid in December 2014.

On July 15, 2014, CUCL issued tranche one of 2014 commercial papers in an amount of RMB10 billion, with a maturity period of 365 days from the date of issue and which carries interest at 4.60% per annum.

28.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2013	2014
Payables to contractors and equipment suppliers	72,900	85,699
Payables to telecommunications products suppliers	5,333	6,076
Customer/contractor deposits	4,135	4,129
Repair and maintenance expense payables	3,251	3,780
Salary and welfare payables	2,548	4,565
Interest payable	568	747
Amounts due to services providers/content providers	1,459	1,257
Accrued expenses	9,041	10,636
Others	2,977	3,482

	102,212	120,371

The aging analysis of payables and accrued liabilities is as follows:

	2013	2014
Less than six months	82,279	104,334
Six months to one year	8,239	6,867
More than one year	11,694	9,170

	102,212	120,371

29.	REVENUE

Before June 1, 2014, service revenue and revenue from bundle sales of mobile handsets were subject to a business tax rate of 3%-5% while standalone sales of telecommunications products were subject to VAT of 17%. Relevant tax was set off against revenue.

The MOF and SAT of the PRC jointly issued a notice (the “Notice”) dated April 29, 2014 pursuant to which the pilot programme regarding the replacement of business tax with VAT could be implemented nationwide for the telecommunications industry (the “VAT Reform”) from June 1, 2014.

The Notice sets out the specific scope of taxable telecommunications services and tax rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, as well as business activities in relation to rental or sales of bandwidth, wavelength and other network elements etc; value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, electronic data and information transmission and application services, Internet access service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	2012	2013	2014
Mobile business
- Usage and monthly fees	61,019	68,626	62,152
- Value-added services revenue	52,102	67,975	79,814
- Interconnection fees	12,469	13,635	12,398
- Other mobile business service revenue	446	897	731

Total service revenue from mobile business	126,036	151,133	155,095

Fixed-line business
- Usage and monthly fees	20,151	17,698	14,357
- Broadband, data and other Internet-related services revenue	43,132	48,278	52,579
- Interconnection fees	4,224	4,146	3,979
- Value-added services revenue	4,367	3,996	4,324
- Leased line income	8,086	8,389	8,879
- Information communications technology services revenue	2,240	2,991	3,469
- Other fixed-line business service revenue	1,013	989	894

Total service revenue from fixed-line business	83,213	86,487	88,481

Other service revenue	878	947	1,302

Total service revenue	210,127	238,567	244,878
Sales of telecommunications products	38,799	56,471	39,803

	248,926	295,038	284,681

30.	NETWORK, OPERATION AND SUPPORT EXPENSES

	2012	2013	2014
Repairs and maintenance	10,426	11,697	13,619
Power and water charges	10,881	12,186	12,642
Operating lease charges for network, premises, equipment and facilities	10,105	8,625	10,274
Others	1,104	1,196	1,316

	32,516	33,704	37,851

31.	EMPLOYEE BENEFIT EXPENSES

	Note	2012	2013	2014
Salaries and wages		22,360	24,025	26,249
Contributions to defined contribution pension schemes		3,200	4,363	4,721
Contributions to medical insurance		1,270	1,372	1,526
Contributions to housing fund		1,743	1,953	2,125
Other housing benefits		191	20	31
Share-based compensation	37	14	50	—

		28,778	31,783	34,652

32.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2012	2013	2014
Handsets and other customer end products	43,894	62,430	42,707
Telephone cards	970	914	562
Others	176	72	128

	45,040	63,416	43,397

33.	OTHER OPERATING EXPENSES

	Note	2012	2013	2014
Impairment losses for doubtful debts and write-down of inventories		3,150	4,219	3,958
Cost in relation to information communications technology services		1,978	2,664	3,119
Commission expenses		21,454	28,126	26,357
Customer acquisition cost and advertising and promotion expenses		6,416	6,990	5,228
Amortized customer installation cost		3,173	3,319	4,799
Customer retention cost		3,994	4,556	3,809
Auditors’ remuneration		68	59	63
Property management fee		2,010	2,163	2,282
Office and administrative expenses		3,554	2,755	2,290
Transportation expense		2,081	2,128	1,979
Miscellaneous taxes and fees		796	833	880
Technical support expenses		697	1,163	1,432
Repairs and maintenance expenses		637	792	891
Loss on disposal of property, plant and equipment		—	—	1,064
VAT surcharges	(i)	—	—	847
Others		1,244	2,197	2,413

		51,252	61,964	61,411

(i)	After VAT reform, according to relevant administrative regulations, the Group should pay City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the VAT paid.

34.	FINANCE COSTS

	Note	2012	2013	2014
Finance costs:
- Interest on bank loans repayable within 5 years		1,776	2,538	3,299
- Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		2,533	2,136	1,583
- Interest on convertible bonds repayable within 5 years		212	210	211
- Interest on related parties loans repayable within 5 years		14	42	71
- Interest on bank loans repayable over 5 years		2	3	2
- Interest on corporate bonds repayable over 5 years		90	—	—
- Less: Amounts capitalized in CIP	6	(1,498)	(894)	(825)

Total interest expense		3,129	4,035	4,341
- Exchange gain, net		75	(1,325)	(6)
- Others		460	403	282

		3,664	3,113	4,617

35.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

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

As of December 31, 2014, the related financial assets at fair value through other comprehensive income amounted to approximately RMB5,706 million (2012: approximately RMB5,442 million; 2013: approximately RMB6,400 million). For the year ended December 31, 2014, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB694 million (2012: decrease of approximately RMB1,541 million; 2013: increase of approximately RMB958 million). The decrease, net of tax impact, of approximately RMB520 million (2012: decrease, net of tax impact, of approximately RMB1,156 million; 2013: increase, net of tax impact, of approximately RMB719 million), has been recorded in the consolidated statement of comprehensive income.

36.	OTHER INCOME – NET

	2012	2013	2014
Dividend income from financial assets at fair value through other comprehensive income	415	193	392
Others	928	694	970

	1,343	887	1,362

37.	EQUITY-SETTLED SHARE OPTION SCHEMES

37.1	Share option scheme

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

(i)	the nominal value of the share (if applicable); and

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

The terms of the Share Option Scheme were amended on May 13, 2002 to comply with the requirements set out in Chapter 17 of the Listing Rules which came into effect on September 1, 2001 with the following major amendments:

(i)	share options may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii)	the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii)	minimum subscription price shall not be less than the higher of:

•	the nominal value of the shares (if applicable);

•	the closing price of the shares on the SEHK as stated in the SEHK’s quotation sheets on the offer date in respect of the share options; and

•	the average closing price of the shares on the SEHK’s quotation sheets for the five trading days immediately preceding the offer date.

On May 11, 2007, the Company further amended the Share Option Scheme with major amendments related to the exercise of options upon cessation of employment. These amendments are made in order to reduce the administrative burden on the Company to monitor outstanding options for grantees whose employment has been terminated.

On May 26, 2009, the Company further amended the Share Option Scheme with major amendments related to the exercise period. For details, please refer to Note (i) under 37.4 “Share option information” in this section.

All of the share options granted and outstanding as of December 31, 2014 are governed by the terms of the Share Option Scheme.

37.	EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

37.2	Special purpose share option scheme

Pursuant to the ordinary resolution passed by the shareholders on September 16, 2008, the Company adopted the special purpose share option scheme (the “Special Purpose Share Option Scheme”) in connection with the merger of the Company and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the then Hong Kong Companies Ordinance for the granting of options to holders of China Netcom options outstanding at October 14, 2008 (“Eligible Participants”). Pursuant to this scheme, no fractional options can be granted and the maximum number of shares which may be issued upon the exercise of all options granted under this scheme and any other share options schemes of the Company must not in aggregate exceed 10% of the issued share capital of the Company as of the date of approval of this scheme.

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

The period during which an option may be exercised were determined by the directors at their discretion.

On May 26, 2009, the Company amended the Special Purpose Share Option Scheme relating to the exercise period. For details, please refer to Note (i) under 37.4 “Share option information” in this section.

No further options can be granted under the Special Purpose Share Option Scheme.

37.	EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

37.3	2014 share option scheme

On April 16, 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on April 22, 2014 and will expire on April 22, 2024. Under the 2014 Share Option Scheme, the share options may be granted to employees including all directors; any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders. As of December 31, 2014, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme. Pursuant to the 2014 Share Option Scheme, the consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i)	The closing price of the shares on the SEHK on the offer date in respect of the share options; and

(ii)	The average closing price of the shares on the SEHK for the five trading days immediately preceding the offer date;

The option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date. No share options had been granted since adoption of the 2014 Share Option Scheme.

37.	EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

37.4	Share option information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2012		2013		2014
	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of year	6.49	391,481,158	6.49	391,331,158	6.61	174,498,077
Lapsed	—	—	4.30	(110,000)	6.00	(5,759,994)
Exercised	6.35	(150,000)	6.40	(216,723,081)	6.64	(165,198,083)

Balance, end of year	6.49	391,331,158	6.61	174,498,077	6.35	3,540,000

Exercisable at end of year	6.49	391,331,158	6.61	174,498,077	6.35	3,540,000

Exercise of share options during the year ended December 31, 2014 resulted in 165,198,083 shares being issued (2012: 150,000 shares; 2013: 216,723,081 shares), with exercise proceeds of approximately RMB871 million (2012: RMB0.77 million; 2013: RMB1,102 million).

37.	EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

37.4	Share option information (Continued)

As of balance sheet date, information of outstanding share options is summarized as follows:

Date of options grant	Vesting period	Exercisable period (Note i)	The price per share to be paid on exercise of options		Number of share options outstanding as of December 31, 2013	Number of share options outstanding as of December 31, 2014
Share options granted under the Share Option Scheme:

July 20, 2004	July 20, 2004 to July 20, 2007	July 20, 2005 to July 19, 2014	HKD	5.92	13,854,000	—
December 21, 2004	December 21, 2004 to December 21, 2007	December 21, 2005 to December 20, 2014	HKD	6.20	128,000	—
February 15, 2006	February 15, 2006 to February 15, 2009	February 15, 2008 to February 14, 2015	HKD	6.35	71,868,000	3,540,000

Share options granted under the Special Purpose Share Option Scheme:

October 15, 2008	October 15, 2008 to May 17, 2009	October 15, 2008 to November 16, 2014	HKD	5.57	43,675,696	—
October 15, 2008	October 15, 2008 to December 6, 2010	October 15, 2008 to December 5, 2014	HKD	8.26	44,972,381	—

					174,498,077	3,540,000

The options outstanding as of December 31, 2014 had a weighted average remaining contractual life of 0.12 years (2013: 0.97 years).

Note i:	In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board of Directors pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board of Directors as “Transferred Personnel” under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a “Mandatory Moratorium” under the relevant terms of the Share Option Scheme. As the “Mandatory Moratorium” was in force until middle of 2013, the Board of Directors further extended the exercise periods of certain share options by one year in each of March 2010, 2011, 2012 and 2013 under the relevant terms of the Share Option Scheme. As of December 31, 2014, approximately 1,026,000 share options held by Transferred Personnel remained valid. The options would be lapsed if they were not exercised before February 14, 2015.

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

37.	EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

37.4	Share option information (Continued)

Details of share options exercised during 2012, 2013 and 2014 are as follows:

For the year ended December 31, 2012:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
February 15, 2006	6.35	13.34	952,500	150,000

For the year ended December 31, 2013:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
May 21, 2003	4.30	10.80	38,037,800	8,846,000
July 20, 2004	5.92	11.55	160,846,400	27,170,000
December 21, 2004	6.20	12.10	3,261,200	526,000
February 15, 2006	6.35	11.68	505,066,300	79,538,000
October 15, 2008	5.57	11.65	315,740,987	56,685,994
October 15, 2008	8.26	11.92	363,085,539	43,957,087

			1,386,038,226	216,723,081

For the year ended December 31, 2014:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
July 20, 2004	5.92	11.94	80,464,640	13,592,000
December 21, 2004	6.20	13.30	793,600	128,000
February 15, 2006	6.35	11.85	433,882,800	68,328,000
October 15, 2008	5.57	12.27	217,608,197	39,067,899
October 15, 2008	8.26	12.41	364,118,840	44,082,184

			1,096,868,077	165,198,083

For the year ended December 31, 2014, there was no employee share-based compensation expenses (2012: approximately RMB14 million; 2013: approximately RMB50 million).

38.	DIVIDENDS

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

At the annual general meeting held on April 16, 2014, the shareholders of the Company approved the payment of a final dividend of RMB0.16 per ordinary share for the year ended December 31, 2013, totaling approximately RMB3,806 million which has been reflected as a reduction of retained profits for the year ended December 31, 2013. The dividend payable of approximately RMB773 million was due to Unicom BVI as of December 31, 2014.

At a meeting held on March 3, 2015, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.20 per ordinary share to the shareholders for the year ended December 31, 2014 totaling approximately RMB4,789 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2014, but will be reflected as an appropriation of retained profits in the financial statements for the year ended December 31, 2015.

	2012	2013	2014
Proposed final dividend:
RMB0.20 (2012: RMB0.12; 2013: RMB0.16) per ordinary share by the Company	2,828	3,805	4,789

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On November 11, 2010, the Company obtained an approval from SAT, pursuant to which the Company qualifies as a PRC TRE from January 1, 2008. Therefore, as of December 31, 2014, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

The arrangement relating to withholding tax, if any, in respect of the 2014 final dividend to be paid by the Company to the investors of the Shanghai Stock Exchange who invest in the shares of the Company listed on the Main Board of SEHK will be finalized with the relevant PRC authorities prior to the payment of the 2014 final dividend.

39.	EARNINGS PER SHARE

Basic earnings per share for the years ended December 31, 2012, 2013 and 2014 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended December 31, 2012, 2013 and 2014 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All dilutive potential ordinary shares for the year ended December 31, 2014 arose from (i) share options granted under the amended Share Option Scheme and (ii) the convertible bonds, while all dilutive potential ordinary shares for the year ended December 31, 2012 and 2013 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme; and (iii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	2012	2013	2014
Numerator (in RMB millions):
Income attributable to equity shareholders of the Company used in computing basic earnings per share	7,096	10,408	12,055
Imputed finance cost on the liability component of convertible bonds	212	210	211

Income attributable to equity shareholders of the Company used in computing diluted earnings per share	7,308	10,618	12,266

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,565	23,658	23,852
Dilutive equivalent shares arising from share options	190	75	2
Dilutive equivalent shares arising from convertible bonds	909	923	941

Shares used in computing diluted earnings per share	24,664	24,656	24,795

Basic earnings per share (in RMB)	0.30	0.44	0.51

Diluted earnings per share (in RMB)	0.30	0.43	0.49

40.	RELATED PARTY TRANSACTIONS

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

Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines leased from other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements.

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

	Note	2012	2013	2014
Transactions with Unicom Group and its subsidiaries:

Leasing fee of Telecommunications Network in Southern China	(i)	2,600	—	—
Charges for value-added telecommunications services	(i), (ii)	13	53	51
Rental charges for property leasing	(i), (iii)	922	943	955
Charges for lease of telecommunications resources	(i), (iv)	293	328	271
Charges for engineering design and construction services	(i), (v)	2,890	2,178	3,138
Charges for shared services	(i), (vi)	186	171	119
Charges for materials procurement services	(i), (vii)	394	188	91
Charges for ancillary telecommunications services	(i), (viii)	1,447	1,853	2,111
Charges for comprehensive support services	(i), (ix)	240	613	840
Income from comprehensive support services	(i), (ix)	93	52	19

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(i)	On October 29, 2010, CUCL entered into the new agreements, “2011-2012 Network Lease Agreement” with Unicom New Horizon, and “2010 Integrated Services Agreement” with Unicom Group to renew certain continuing connected transactions as disclosed in the table (a) above. Major changes of the key terms of the new agreements are set out as follows:

•	2011-2012 Network Lease Agreement

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

•	2010 Integrated Services Agreement

2010 Integrated Services Agreement has a term of three years commencing on January 1, 2011 and expired on December 31, 2013, and the service fees payable are calculated on the same basis as under previous agreements.

(ii)	UNISK (Beijing) Information Technology Corporation Limited (“UNISK”) agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communications network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group’s subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK for settlement, on the condition that such proportion allocated to UNISK does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK by the Group varies depending on the types of value-added service provided to the Group.

(iii)	CUCL and Unicom Group agreed to mutually lease properties and ancillary facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes. For the year ended December 31, 2014, the rental charge paid by Unicom Group was approximately RMB1.73 million, which was negligible.

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(iv)	Unicom Group agreed to lease to CUCL certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) and certain other telecommunications facilities for its operations. The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and facilities provided that such charges would not be higher than market rates. For maintenance service to the telecommunications facilities aforementioned, unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL and determined with reference to market rates or a cost-plus basis if there are no market rates.

(v)	Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided.

(vi)	Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended December 31, 2014, the services charges paid by Unicom Group to CUCL was negligible.

(vii)	Unicom Group agreed to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement. The charges payable by CUCL to Unicom Group are based on contract values, market rates, government guidance price or cost-plus basis where applicable.

(viii)	Unicom Group agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ service. The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(ix)	Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (iv) above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(x)	Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.

(b)	Non-recurring transactions

On December 26, 2012, CUCL completed the acquisition of Unicom New Horizon from Unicom Group (Note 2.2 (a)). Following the completion of the acquisition, the transaction between Unicom New Horizon and the Group is no longer a related party transaction in the consolidated financial statements.

(c)	Amounts due from and to Unicom Group and its subsidiaries

Amount due to Unicom Group and its subsidiaries as of December 31, 2014 included the short-term unsecured loan from Unicom Group BVI of HKD600 million (equivalent to RMB473 million) (2013: Nil) with interest rate at HIBOR plus 2.3% per annum, is repayable in 2015 and the unsecured entrusted loan from Unicom Group of RMB1,344 million (2013: RMB1,344 million) with interest rate at 5.4% per annum, is repayable in 2015.

Amounts due to Unicom Group as of December 31, 2013 and 2014 included the consideration payable in connection with the acquisition of China Unicom NewSpace Limited in 2011 of approximately RMB158 million.

Apart from the short-term loan and entrusted loan as aforementioned, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

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

As of December 31, 2013 and 2014, the Group had total future aggregate minimum operating lease payments to Unicom Group and its subsidiaries under non-cancellable operating leases as follows:

	2013	2014
Unicom Group and its subsidiaries	926	930

41.	CONTINGENCIES AND COMMITMENTS

41.1	Capital commitments

As of December 31, 2013 and 2014, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	2013	2014
	Total	Land and buildings	Equipment	Total
Authorized and contracted for	11,815	16	18,787	18,803
Authorized but not contracted for	16,557	21,742	11,460	33,202

	28,372	21,758	30,247	52,005

41.2	Operating lease commitments

As of December 31, 2013 and 2014, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	2013	2014
	Total	Land and buildings	Equipment	Total
Leases expiring:
- not later than one year	5,100	3,172	1,160	4,332
- later than one year and not later than five years	7,170	5,831	1,498	7,329
- later than five years	2,163	1,902	385	2,287

	14,433	10,905	3,043	13,948

41.	CONTINGENCIES AND COMMITMENTS (CONTINUED)

41.3	Contingent liabilities

As of December 31, 2014, the Company and the Group had no material contingent liabilities and no material financial guarantees issued, except for the guarantee provided by the Company in favour of the convertible bondholders in respect of the outstanding convertible bonds issued by Billion Express (see Note 41.4)

41.4	Guarantee

The Company provided a guarantee in favour of the convertible bondholders in respect of the outstanding convertible bonds issued by Billion Express amounted to USD1,838,800,000 as of December 31, 2014 (2013: USD1,838,800,000)(Note 23).

42.	EVENTS AFTER BALANCE SHEET DATE

LTE FDD operation permit

On February 27, 2015, Unicom Group has been granted the license to operate LTE/4G digital cellular mobile service (LTE FDD) by the Ministry of Industry and Information Technology of the People’s Republic of China (“MIIT”). MIIT has also granted approval for Unicom Group to license CUCL to operate LTE/4G digital cellular mobile service (LTE FDD) nationwide in China.

Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2014. For details, please refer to Note 38.

43.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY)

Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As of December 31, 2013 and 2014, RMB26,740 million and RMB27,906 million (US$4,498 million) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s PRC subsidiaries, respectively.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of registered capital and statutory reserves that amounted to RMB180,389 million and RMB183,308 million (US$29,544million) as of December 31, 2013 and 2014, respectively.

The following presents condensed unconsolidated financial information of the parent company only.

Condensed Balance Sheets

	As of December 31
	2013	2014	2014
	RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	20	16	2
Investments in subsidiaries	159,789	159,798	25,755
Loan to a subsidiary	34,674	35,700	5,753
Deferred income tax assets	959	1,133	183
Financial assets at fair value through other comprehensive income	6,400	5,706	920

	201,842	202,353	32,613

Current assets
Loans to subsidiaries	69	17,344	2,795
Amounts due from subsidiaries	4,673	4,716	760
Dividend receivable	26,038	37,773	6,088
Prepayments and other current assets	26	6	1
Cash and cash equivalents	966	1,852	299

	31,772	61,691	9,943

Total assets	233,614	264,044	42,556

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	2,328	179,101	28,866
Share premium	175,204	—	—
Capital redemption reserve	79	—	—

Share capital and other statutory capital reserve	177,611	179,101	28,866
Other reserves	(2,555)	(3,716)	(599)
Retained profits
- Proposed final dividend	3,805	4,789	772
- Others	3,732	4,429	714

Total equity	182,593	184,603	29,753

LIABILITIES
Non-current liabilities
Loan from a subsidiary	11,108	—	—
Promissory notes	—	6,487	1,046

	11,108	6,487	1,046

Current liabilities
Short-term bank loans	38,249	52,978	8,538
Accounts payable and accrued liabilities	675	898	145
Loans from subsidiaries	23	11,201	1,805
Amounts due to a related party	—	481	78
Amounts due to subsidiaries	167	6,388	1,029
Taxes payable	155	235	38
Dividend payable	644	773	124

	39,913	72,954	11,757

Total liabilities	51,021	79,441	12,803

Total equity and liabilities	233,614	264,044	42,556

Net current liabilities	(8,141)	(11,263)	(1,814)

Total assets less current liabilities	193,701	191,090	30,799

Condensed Statements of Comprehensive Income

	Year ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Dividend income	3,562	4,797	12,120	1,953
General and administrative expenses	(52)	(103)	(52)	(8)
Interest income	437	649	937	151
Finance costs	(873)	(131)	(1,272)	(205)
Other income-net	1	1	(6,222)	(1,003)

Income before income tax	3,075	5,213	5,511	888
Income tax expenses	14	(132)	(47)	(7)

Net income	3,089	5,081	5,464	881
Other comprehensive income:
Change in fair value of financial assets through other comprehensive income-net	(1,156)	719	(520)	(84)

Total comprehensive income for the year	1,933	5,800	4,944	797

Condensed Statements of Cash Flows

	Year ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net cash outflow from operating activities	(367)	(105)	(194)	(31)
Net cash (outflow)/inflow from investing activities	(9,776)	(7,296)	423	68
Net cash inflow from financing activities	9,800	8,232	542	87
- Dividend paid to equity shareholders of the Company	(2,283)	(2,686)	(3,584)	(578)

Net (decrease)/increase in cash and cash equivalents	(343)	831	771	124
Cash and cash equivalents at beginning of year	496	153	966	156
Effect of changes in foreign exchange rate	—	(18)	115	18

Cash and cash equivalents at end of year	153	966	1,852	298

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

The financial statements were approved by the Board of Directors on March 3, 2015.

Exhibit 4.63

China Communications Facility Service Corporation Limited

Promoter Agreement

July 11, 2014

CONTENT

Chapter I	The Corporation	4

Chapter II	Scope of Business	4

Chapter III	Corporation Stock Shares and Registered Capital	5

Chapter IV	Promoters’ Rights and Obligations	6

Chapter V	Promoters’ Statements and Commitments	7

Chapter VI	Promoters’ Liabilities for Breach of Contract	8

Chapter VII	Miscellaneous	8

China Communications Facility Service Corporation Limited

Promoter Agreement

This Agreement was entered into in Beijing on July 11, 2014 by and between the following parties (collectively, “Parties”, “Promoters” or “Shareholders”):

(1)	China Mobile Communication Company Limited, a limited liability company duly incorporated under the laws of China whose registered address is No. 29 Financial Street, Xicheng District, Beijing with Xi Guohua as its legal representative;

(2)	China United Network Communications Co., Ltd, a limited liability company duly incorporated under the laws of China whose registered address is No. 21 Financial Street, Xicheng District, Beijing with Chang Xiaobing as its legal representative;

(3)	China Telecom Corporation Limited, a limited company duly incorporated under the laws of China whose registered address is No. 31 Financial Street, Xicheng District, Beijing with Wang Xiaochu as its legal representative;

Each party to this Agreement is hereinafter referred to as the “Party”.

Whereas:

(1)	In order to reduce repeated efforts in communications facility construction and improve efficiency in the use of such, the Parties agree to set up China Communications Facility Service Corporation Limited (hereinafter referred to as “the Corporation”) by mean of promoters who would contribute in cash;

(2)	This Agreement was entered into by and between promoters based on The Company Law of the People’s Republic of China and other relevant laws and regulations so as to specify the rights and obligations of promoters.

Upon friendly negotiation, the Parties have agreed to the following:

Chapter I The Corporation

1.1	Name of the company: China Communications Facility Service Corporation Limited

Registered address: No. 28 Financial Street, Xicheng District, Beijing

1.2	The company shall be a limited company in permanent existence.

1.3	The Corporation shall have independent legal personality and shall be liable for its debts with all its property.

1.4	As the promoter shareholder, the Parties shall be liable for the Corporation to the extent of the shares they have subscribed and shall share profits and risks based on the shares they hold.

1.5	The Parties have agreed that the organization structure of the Corporation shall be provided by the Articles of Association of China Communications Facility Service Corporation Limited accepted by all Parties.

Chapter II Scope of Business

2.1	The scope of business of the Corporation shall be as follows (as is approved by the competent Administration of Industry and Commerce): construction, maintenance and operation of towers as the main business and other business would include construction, maintenance and operation of base station equipment rooms, power systems, air conditioning and other complementary facilities as well as indoor distribution system together with commissioned maintenance of base station equipment.

Chapter III Corporation Stock Shares and Registered Capital

3.1	All capital of the Corporation shall be divided into shares of equal value.

3.2	The registered capital of the Corporation shall be 10 billion RMB.

3.3	The Corporation shall have a total of 10 billion shares of stock, each with a par value of 1 RMB, making a total of 10 billion RMB worth of shares.

3.4	The amount of stock subscription and shareholding of promoters of the Corporation are listed below:

No.	Promoter	Shares Subscribed (10,000 shares)	Shareholding
1	China Mobile Communication Company Limited	400,000	40%
2	China United Network Communications Co., Ltd	301,000	30.1%
3	China Telecom Corporation Limited	299,000	29.9%

	Total	1,000,000	100%

3.5	Promoters shall pay their contribution according to deadlines below after signing when this Agreement comes into effect:

Company Name	By July 31, 2014 (yuan)	By September 30, 2014 (yuan)	By December 31, 2014 (yuan)
China Mobile Communication Company Limited	1.34 billion	1.34 billion	1.32 billion
China United Network Communications Co., Ltd	1.01 billion	1 billion	1 billion
China Telecom Corporation Limited	1 billion	1 billion	0.99 billion

The Corporation shall keep a record of its shareholders, giving names, addresses and contribution of all shareholders according to the contribution from each of them.

Chapter IV Promoters’ Rights and Obligations

4.1	Promoters shall enjoy the following rights to:

(1)	Subscribe and acquire stock shares of the Corporation;

(2)	Claim compensation from the breaching Party when the breach by other promoters has caused its loss;

(3)	Attend or delegate agents to attend the inaugural meeting to discuss and determine the Articles of Association and other issues to be adopted by voting during the meeting;

(4)	Other rights that promoters and shareholders deserve to enjoy according to laws and regulations as well as the Articles of Association after the incorporation by law.

4.2	Promoters shall bear the following obligations:

(1)	Contribute to subscribe shares of the Corporation based on terms and conditions of this Agreement;

(2)	Compensate non-breaching Parties upon failure to fulfill the contribution obligation based on agreed deadline and capital amount;

(3)	Provide in a timely manner all documents and certificates necessary to apply for the establishment of the Corporation and its registration so as to provide all kinds of services and facilitation for its incorporation;

(4)	Bear liabilities to the Corporation or other promoters for damage to the rights of such during the incorporation of the Corporation;

(5)	Other due obligations of promoters and shareholders provided in relevant laws and regulations as well as the Articles of Association after the incorporation by law.

Chapter V Promoters’ Statements and Commitments

5.1	Each promoter states to other promoters that:

(1)	It has the right and legal capacity to sign and execute this Agreement, which would not breach any agreement or arrangement that it is involved in;

(2)	It has taken actions provided by laws and regulations to attain permits granted by relevant authorities (if any) to sign and execute this Agreement;

(3)	The signing and execution of this Agreement does not breach any terms and conditions of Articles of Association (if any) of the promoter or any applicable laws and regulations or any government rules or any agreement or arrangement engaging this promoter.

5.2	Each promoter commits to other promoters that:

(1)	It will execute and comply with terms and conditions of this Agreement;

(2)	It will take all necessary actions to guarantee the fulfillment of all terms and conditions under this Agreement in an all-round manner;

(3)	During the incorporation process, any Party shall be obliged to keep confidential establishment-related documents, materials, trade secrets of the Corporation and other promoters’ trade secrets that the Party could possibly have knowledge of.

Chapter VI Promoters’ Liabilities for Breach of Contract

6.1	Promoters of the Corporation shall, based on the principle of honesty and credibility, execute this Agreement conscientiously. If a Promoter fails to fulfill its obligations under this Agreement and causes failure to realize objectives provided hereby, other promoters of the Corporation shall be entitled to claims against the breaching Party.

6.2	In the event when the breach by one Party has caused failure to execute this Agreement fully or partially, the breaching Party shall bear the liabilities. If more than one Party breach the contract, they shall be liable based on their actual faults respectively.

6.3	If one Promoter’s fault has caused failure to establish the Corporation, non-breaching Parties shall be entitled to claims against the breaching Party after each Promoter has taken its external responsibilities under this Agreement jointly and severally.

Chapter VII Miscellaneous

7.1	Expenses incurred during the incorporation process shall be under strict control and used reasonably and after the establishment of the Corporation, such expense shall be accounted as the incorporation expense; if the Corporation cannot be established, then such expense shall be borne by promoters according to the proportion of their proposed subscription of shares of the Corporation (if the failure in establishment is due to the breach by one or more than more Party, such expense shall be borne by the breaching Party) and promoters shall take their external responsibilities jointly and severally.

7.2	This Agreement shall come into effect since the date on which legal representatives or duly authorized persons of the promoters had this Agreement signed and sealed.

7.3	This Agreement shall be governed by and interpreted according to the laws of China.

7.4	In event of disputes relevant to this Agreement, the Parties shall first resort to negotiations in good faith. If no settlement is made within twenty (20) working days from the day when any Party asks in writing for a negotiation, any Party could submit the dispute to China International Economic and Trade Arbitration Commission for an arbitration based on the then-current rules at the time of arbitration. The venue of arbitration shall be in Beijing and it shall be performed in Chinese. Judgment made by the arbitration shall be final and binding to all Parties.

7.5	This Agreement is written and entered into in Chinese in six copies, each having equal legal effect.

7.6	If any terms and conditions of this Agreement is deemed as invalid by courts or any authority whose jurisdiction this Agreement falls into, it shall not impede the effectiveness of other terms and conditions of this Agreement.

(No more of the main body of this Agreement is written below this page)

(No more of the main body is written in this page. This page is just for signatures and seals for the Promoter Agreement of China Communications Facility Service Corporation Limited)

China Mobile Communication Company Limited

(seal)

Legal or authorized representative:

_______________________________________________

(No more of the main body is written in this page. This page is just for signatures and seals for the Promoter Agreement of China Communications Facility Service Corporation Limited)

China United Network Communications Co., Ltd

(seal)

Legal or authorized representative:

_______________________________________________

(No more of the main body is written in this page. This page is just for signatures and seals for the Promoter Agreement of China Communications Facility Service Corporation Limited)

China Telecom Corporation Limited

(seal)

Legal or authorized representative:

_______________________________________________

Exhibit 8.1

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
Unicom Vsens Telecommunications Company Limited	China	100%
Unicom New Horizon Telecommunications Corporation Limited	China	100%
China Unicom (Hong Kong) Operations Limited	Hong Kong	100%
China Unicom (Americas) Operations Limited	United States	100%
China Unicom (Singapore) Operations Pte. Ltd.	Singapore	100%
China Unicom (Europe) Operations Limited	United Kingdom	100%
China Unicom (Japan) Operations Corporation	Japan	100%
Billion Express Investments Limited	British Virgin Islands	100%
China Unicom (South Africa) Operations (Pty) Limited	South Africa	100%
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar	100%
China Unicom (Australia) Operations Pty Limited	New South Wales	100%

Exhibit 12.1

Certification

I, Chang Xiaobing, certify that:

1.	I have reviewed this annual report on Form 20-F of China Unicom (Hong Kong) Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 23, 2015	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chief Executive Officer

Exhibit 12.2

Certification

I, Li Fushen, certify that:

1.	I have reviewed this annual report on Form 20-F of China Unicom (Hong Kong) Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 23, 2015	By:	/s/ Li Fushen
	Name:	Li Fushen
	Title:	Chief Financial Officer

Exhibit 13.1

Certification

Pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and 18 U.S.C. § 1350, the undersigned officer of China Unicom (Hong Kong) Limited (the “Company”), hereby certifies that the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Exchange Act and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 23, 2015	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chief Executive Officer

The foregoing certification is being furnished solely pursuant to Rule 13a-14(b) under the Exchange Act and 18 U.S.C § 1350 and will not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section.

Exhibit 13.2

Certification

Pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and 18 U.S.C. § 1350, the undersigned officer of China Unicom (Hong Kong) Limited (the “Company”), hereby certifies that the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Exchange Act and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 23, 2015	By:	/s/ Li Fushen
	Name:	Li Fushen
	Title:	Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Rule 13a-14(b) under the Exchange Act and 18 U.S.C § 1350 and will not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section.