Form 20-F
period 2015-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2016-04-21
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Yung Shun Loy Jacky

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

As of December 31, 2015, 23,947,081,083 ordinary shares were issued and outstanding.

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

Note Regarding Forward-Looking Statements

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) our plans and strategies and our ability to successfully execute these plans and strategies, including those in connection with our mergers and acquisitions and capital expenditures; (ii) our plans for network expansion, including those in connection with the build-out of our mobile services and network infrastructure; (iii) our competitive position, including our ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage our position as an integrated telecommunications operator and expand into new services and markets; (iv) our future business condition, including our future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, our new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

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

The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, or the SASAC, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications, or 4G, services;

•	competitive forces from more liberalized markets and our ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans;

•	costs and benefits from our investment in and arrangements with the Tower Company;

•	effects of the imposition of and changes in value-added tax, or VAT, relating to the PRC telecommunications business;

- ii -

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing state-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

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

As used in this annual report:

•	references to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan, and references to the “central government” or the “PRC Government” mean the central government of the PRC;

•	references to “our fixed-line northern service region” mean the 10 municipalities, provinces and region where we operate fixed-line services in northern China, consisting of Beijing and Tianjin Municipalities, and Hebei, Henan, Shandong, Liaoning, Heilongjiang, Jilin, and Shanxi Provinces, and the Inner Mongolia Autonomous Region;

•	references to the “21 provinces in southern China” mean Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Tibet Autonomous Region, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region; we completed the acquisitions of certain telecommunications business and assets, including the fixed-line business in those 21 provinces in southern China, from Unicom Group and Netcom Group and/or their respective subsidiaries and branches in January 2009; see “A. History and Development of the Company — Unicom Acquisitions and Sales — Acquisitions of Fixed-Line Business in 21 Provinces in Southern China and Other Assets from Parent Companies and Lease of Telecommunications Networks in 21 Provinces in Southern China” under Item 4;

•	references to “Hong Kong Stock Exchange” or “HKSE” mean The Stock Exchange of Hong Kong Limited, and references to “NYSE” or “New York Stock Exchange” mean The New York Stock Exchange, Inc; and

- iii -

•	references to “Renminbi” or “RMB” are to the currency of the PRC, references to “U.S. dollars” or “US$” are to the currency of the United States of America, references to “HK dollars” or “HK$” are to the currency of the Hong Kong Special Administrative Region of the PRC and references to “Euro” are to the currency of the eurozone (19 of the 28 member states of the European Union).

- iv -

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data for the years ended December 31, 2013, 2014 and 2015 and the consolidated statement of financial position data as of December 31, 2014 and 2015 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated income statement data for the years ended December 31, 2011 and 2012 and the consolidated statement of financial position data as of December 31, 2011, 2012 and 2013 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our consolidated financial statements as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been prepared and presented in accordance with IFRS. The statistical information set forth in this annual report on Form 20-F relating to China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us. This statistical information may not be consistent with other statistical information from other sources within or outside China.

In October 2015, we, through our wholly own subsidiaries, China United Network Communications Corporation Limited, or CUCL, and Unicom New Horizon Telecommunications Company Limited, or Unicom New Horizon, completed the disposal of certain of our telecommunications towers and related assets to the Tower Company. See “B. Business Overview — The Tower Company” under Item 4. As we own 28.1% of the share capital of the Tower Company, we recognized at the completion 71.9% of the gains on such disposal, with the remaining amount of such gain amortized over the remaining useful life of the transferred assets.

In December 2012, we completed the acquisition of the entire equity interest in Unicom New Horizon Telecommunications Company Limited, or Unicom New Horizon, through our wholly owned subsidiary, China United Network Communications Corporation Limited, or CUCL, from Unicom Group, or the 2012 Acquisition. See “A. History and Development of the Company — Unicom Acquisitions and Sales — 2012 Acquisition” under Item 4. As Unicom New Horizon did not meet the definition of a “business” under IFRS 3 (Revised) “Business Combinations”, we accounted for the 2012 Acquisition as an asset purchase transaction in accordance with IAS 16 “Property, Plant and Equipment”.

	As of or for the year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Income Statement Data:

Revenue(2)
Mobile services
Service revenue	103,307	126,036	151,133	155,095	142,620	22,017
Sales of mobile telecommunications products	23,219	38,735	56,393	39,743	41,665	6,432

Total mobile telecommunications revenue	126,526	164,771	207,526	194,838	184,285	28,449

Fixed-line services
Service revenue (2)	81,642	83,213	86,487	88,481	91,261	14,088
Sales of fixed-line telecommunications products	63	64	78	60	106	16

Total fixed-line telecommunications revenue	81,705	83,277	86,565	88,541	91,367	14,104

Unallocated amounts
Service revenue (2)	936	878	947	1,302	1,397	216
Sales of other telecommunications products	—	—	—	—	—	—

	936	878	947	1,302	1,397	216

Total revenue	209,167	248,926	295,038	284,681	277,049	42,769

Total costs, expenses and others	(203,569)	(239,405)	(281,324)	(268,750)	(263,014)	(40,602)

Income before income tax	5,598	9,521	13,714	15,931	14,035	2,167

Income tax expenses	(1,371)	(2,425)	(3,306)	(3,876)	(3,473)	(536)

Net income	4,227	7,096	10,408	12,055	10,562	1,631

Earnings per share for income attributable to equity shareholders during the year
-Basic earnings per share(3)	0.18	0.30	0.44	0.51	0.44	0.07
-Diluted earnings per share(3)	0.18	0.30	0.43	0.49	0.44	0.07
-Basic earnings per ADS(4)	1.79	3.01	4.40	5.05	4.41	0.68
-Diluted earnings per ADS(4)	1.78	2.96	4.31	4.95	4.41	0.68

-Number of shares outstanding for basic earnings per share(3)	23,564	23,565	23,658	23,852	23,947	23,947
-Number of shares outstanding for diluted earnings per share(3)	23,785	24,664	24,656	24,795	23,947	23,947
-Number of ADS outstanding for basic earnings per ADS(4)	2,356	2,357	2,366	2,385	2,395	2,395
-Number of ADS outstanding for diluted earnings per ADS(4)	2,379	2,466	2,466	2,480	2,395	2,395

	As of or for the year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Statement of Financial Position Data:

Assets
Cash and cash equivalents and short-term bank deposits	15,410	18,282	21,560	25,364	21,957	3,390
Property, plant and equipment	381,859	430,997	431,625	438,321	454,631	70,183
Inventories and consumables	4,651	5,803	5,536	4,378	3,946	609
Prepayments and other current assets	6,127	9,580	9,664	10,029	10,864	1,677
Financial assets at fair value through other comprehensive income	6,951	5,567	6,497	5,902	4,852	749
Total assets	456,233	516,124	529,171	545,072	610,346	94,221

Liabilities
Accounts payable and accrued liabilities	95,252	108,486	102,212	120,371	167,396	25,841
Short-term bank loans	32,322	69,175	94,422	91,503	83,852	12,945
Commercial papers	38,000	38,000	35,000	9,979	19,945	3,079
Current portion of long-term bank loans	50	850	48	45	84	13
Current portion of other obligations	2,586	2,642	2,672	2,698	2,797	432
Current portion of corporate bonds	—	5,000	—	—	—	—
Current portion of promissory notes	—	15,000	—	—	2,499	386
Long-term bank loans	1,384	536	481	420	1,748	270
Promissory notes	15,000	—	—	21,460	36,928	5,701
Convertible bonds	11,118	11,215	11,002	11,167	—	—
Corporate bonds	7,000	2,000	2,000	2,000	2,000	309
Tax payable	1,232	1,820	2,634	1,466	3,163	488
Total liabilities	250,335	306,619	310,272	317,531	379,130	58,527

Shareholders’ equity	205,898	209,505	218,899	227,541	231,216	35,694

Share capital(5)	2,311	2,311	2,328	179,101	179,102	27,649

	As of or for the year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Other Financial Data:

Net cash inflow from operating activities of continuing operations	66,491	70,620	78,482	88,094	84,301	13,014
Net cash outflow from investing activities of continuing operations	(82,970)	(99,480)	(77,110)	(75,319)	(91,354)	(14,102)
Net cash inflow/(outflow) from financing activities of continuing operations	8,988	32,004	1,926	(8,973)	3,427	528

Net (decrease)/increase in cash and cash equivalents	(7,491)	3,144	3,298	3,802	(3,626)	(560)

Dividend declared per share	0.10	0.12	0.16	0.20	0.17	0.03

(1)	The translation of RMB into U.S. dollars has been made at the rate of RMB6.4778 to US$1.00, representing the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015. The translations are solely for the convenience of the reader.
(2)	Revenue and service revenue figures for the year ended December 31, 2011 include fixed-line upfront connection fees for basic telephone access services that were eliminated by order of the former Ministry of Information Industry in July 2001. As of December 31, 2011, we made an accumulated appropriation of approximately RMB12,289 million to the statutory reserve in relation to fixed-line upfront connection fees, which were deferred and amortized over the expected customer service period of 10 years. No upfront connection fees will be recognized after December 31, 2011.
(3)	See Note 39 to our consolidated financial statements included elsewhere in this annual report on Form 20-F on how basic and diluted earnings per share are calculated under IFRS.
(4)	Earnings per ADS is calculated by multiplying earnings per share by 10, which is the number of shares represented by each ADS.
(5)	The significant increase in our share capital in 2014 is primarily caused by the conversion of the amounts standing to the credit of the share premium account and the capital redemption reserve into our share capital due to the implementation of the no-par value regime under the Hong Kong Companies Ordinance (Cap. 622), which became effective on March 3, 2014. See Note 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, or the daily exchange rate. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 31, 2015 (RMB6.4778 to US$1.00 and HK$7.7507 to US$1.00). These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The daily exchange rates were RMB6.4810 = US$1.00 and HK$7.7562 = US$1.00, respectively, on April 14, 2016. The following table sets forth the high and low daily exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Exchange Rate

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low
October 2015	6.3591	6.3180	7.7503	7.7495
November 2015	6.3945	6.3180	7.7526	7.7498
December 2015	6.4896	6.3883	7.7527	7.7496
January 2016	6.5932	6.5219	7.8270	7.7505
February 2016	6.5795	6.5154	7.7969	7.7700
March 2016	6.5500	6.4480	7.7745	7.7528
April 2016 (up to April 14, 2016)	6.4810	6.4580	7.7569	7.7537

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2011, 2012, 2013, 2014 and 2015, calculated by averaging the daily exchange rate on the last day of each month during the relevant years.

Average Exchange Rate

	RMB per US$1.00	HK$ per US$1.00
2011	6.4475	7.7793
2012	6.2990	7.7556
2013	6.1412	7.7565
2014	6.1704	7.7554
2015	6.2869	7.7519

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Business

We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially and adversely affect our financial condition, results of operations and growth prospects.

The telecommunications industry in China has been rapidly evolving. We, along with China Mobile Communications Corporation, or China Mobile, and China Telecommunications Corporation, or China Telecom, are the three full-service telecommunications service providers that operate both fixed-line and mobile telecommunications networks in China. See “A. History and Development of the Company — Restructurings of the Telecommunications Industry” under Item 4. We face intense competition in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services, from China Mobile and China Telecom and expect that this competition will further intensify. In particular, we compete with China Mobile and China Telecom in mobile services. For fixed-line services, we are a leading fixed-line operator in northern China, while China Telecom has a dominant market position in southern China and the MIIT granted to China Mobile the approval for China Mobile to authorize China Mobile Limited to operate the fixed-line telecommunications business in December 2013. In addition, the PRC Government is in the process of introducing new policies that may intensify competition among the three telecommunications operators, such as the policies that would allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers in certain areas in China and the removal by the State Council of the MIIT’s approval requirement on the tariff standard of telecommunications services.

We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. Such competition may further intensify due to recent policies of the PRC Government. For example, the PRC Government is in the process of implementing policies regarding the convergence of television broadcast, telecommunications and Internet access networks, and has introduced a series of policies that encourage non-State-owned companies to enter the PRC telecommunications industry. In May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit non-State-owned companies to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. The initial trial period of the pilot program ended on December 31, 2015, but the telecommunications resale business will continue to be governed by the rules of the pilot program before the MIIT issues any further rules. Since December 2013, the MIIT has approved 42 companies to operate such business.

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

The successful development of our mobile services is subject to market demand, consumer acceptance, technological challenges, competition on service fees, terminal subsidies and other marketing expenses, and other uncertainties, and expected benefits from investments in our mobile networks.

Our principal telecommunications services are mobile services, of which 4G services have become a critical part. We commercially launched our 4G services in March 2014 and we will continue to make investments in our 4G networks, expand our network coverage and improve our network quality in the future. We may experience various difficulties in the development of our 4G services and other mobile services, including software, network, handset and other technical issues. We cannot assure you that we will be able to do so in a timely fashion or that we will not encounter other difficulties. Moreover, with respect to our mobile business, in particular our 4G services, we cannot assure you that:

•	we will be able to gain access to sufficient resources at commercially reasonable terms and conditions for expansion of our mobile networks;

•	our mobile services will be more popular among potential subscribers than those of our competitors; and

•	our mobile services will generate an acceptable or commercially viable rate of return.

Any failure or delay in expanding and upgrading our mobile networks, any increase in the associated costs (including the costs and expenses that may be incurred as a result of the changes of our marketing and sales policies) could hinder the recovery of our significant capital investment in mobile services, respectively, which could in turn have a material adverse effect on our financial condition, results of operations and growth prospects. For example, our depreciation and amortization expenses increased by 3.9% from RMB73.87 billion in 2014 to RMB76.74 billion in 2015, primarily due to our continuing expansion and upgrade of our 4G networks, mainly attributable to the expansion of our network coverage as well as our increased investment in network operation and enhanced network support and maintenance. The increase in depreciation and amortization expenses was partially offset by the decrease in the depreciation and amortization relating to the telecommunications towers and related assets we disposed of to the Tower Company in October 2015. Also, our network, operation and support expenses increased by 11.8% from RMB37.85 billion in 2014 to RMB42.31 billion in 2015, primarily due to the usage fees payable to the Tower Company with respect to certain telecommunications towers and related assets, the expansion of networks, facilities and base stations and the increases in other rental expenses and utilities charges. If such expenses continue to increase without corresponding increase in the relevant service revenue, our profitability would be adversely affected.

The industry trends of mobile service substitution and mobile service migration from old generations to new generations may continue to have a material adverse effect on our fixed-line local telephone services and old generations mobile services, which may materially and adversely affect our financial condition, results of operations and growth prospects.

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

Similarly, as the technology of mobile services evolves, the trend of mobile services migration from old generations to new generations would generally have an adverse effect on our old generations services, including a growth slowdown or a decrease in the number of subscribers and usage. In particular, our Global System for Mobile Communications, or GSM mobile services, and third generation mobile telecommunications services, or 3G services, have been negatively affected by the trend of migration to 4G services, which resulted in a decrease in our subscribers and revenue from our non-4G mobile services in 2015. Although such trend of migration would increase our 4G services subscribers and revenue, it may not fully offset the adverse effect.

We have been taking various measures to retain our subscribers and their service usage of our fixed-line local telephone services, attract our old generations mobile services subscribers to migrate to our 4G networks, and attract mobile service subscribers from other telecommunications operators to our mobile services network, in particular, the 4G networks. Such measures include improvement of our products and services, acceleration of the construction and coverage of our 4G networks, and promotion of the integrated development of our mobile services and fixed-line services in order to mitigate the adverse impact caused by the above mentioned industry trends. If these efforts are not successful, our financial condition, results of operations and growth prospects could be materially and adversely affected.

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

Our network infrastructure and the networks with which we interconnect are vulnerable to potential damages or interruptions from floods, wind, storms, fires, power loss, severed cables, acts of terrorism and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other failure of our networks or systems, or the networks to which we are interconnected, may result in consequential interruptions in services across our telecommunications infrastructure. In 2015, certain areas of China suffered from natural disasters including typhoons, floods, mountain torrents, mudslides and landslides, and these natural disasters caused extensive damage to our network equipment, including our base stations and optical fiber networks, in the affected areas. As a result, we experienced service stoppage and other disruptions in our operations in those areas and also sustained economic losses. Any future natural disasters may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our services and operations. Moreover, our networks and systems and the networks with which we interconnect also require regular maintenance and upgrades. Such maintenance and upgrades may cause service disruptions. Network or system failures, as well as high traffic volumes, may also affect the quality of our services and cause temporary service interruptions. Any such future occurrence may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects.

If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected.

We continue to have a significant level of capital expenditure and debt service requirements necessary to implement our business strategies. We incurred capital expenditure of RMB133.88 billion in 2015. To the extent these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. We cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms. Even if we obtain such financing, our financing cost may increase significantly as a result of additional financing or higher interest rate. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:

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

In 2015, the overall ARPU for our mobile services decreased by 7.5% from 2014, primarily due to (i) the implementation of VAT to replace business tax relating to the telecommunications services in China; (ii) the implementation of the PRC Government’s policy of increasing network speed and reducing tariffs in 2015 as well as our mobile data carry-over programs launched in October 2015, which allows subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge; (iii) our late entry into the 4G services market in the PRC compared to a major telecommunications operator and the intensifying competition with other telecommunications operators, both of which had a negative effect on our ability to attract or retain 4G subscribers or other subscribers with higher usage of telecommunications services and (iv) many of our new subscribers who are users with lower usage of telecommunications services. We may continue to experience declining ARPU in the foreseeable future, which could have a material adverse effect on our financial condition and results of operations. Although we have been making efforts to manage those effects by allocating more resources to diversify our service offerings, particularly the value-added services, promote our integrated mobile and fixed-lined services to encourage more usage of our services, and develop our high-end customers, we cannot assure you that these efforts will be able to achieve the anticipated results.

Adjustments in our tariff plans may have a material adverse effect on our financial condition and results of operations.

From time to time, we adjust our tariff plans by taking into account various factors, including the market conditions and policies of the PRC Government, and such adjustments may have a material negative effect on our revenue and profitability. In May 2015, the PRC government introduced a policy of increasing network speed and reducing tariffs. Since May 2015, in order to expand our customer base as well as to comply with the relevant policies, we have, in addition to continuing increasing our network speed, offered discounts to our tariff plans. In addition, in October 2015, we launched an mobile data carry-over programs, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge. Furthermore, in light of the governmental policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province issued in April 2015 by the PRC Government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. See “B. Business Overview — Regulatory and Related Matters — Tariff Setting” under Item 4. Such measures have resulted in reduced tariffs of our voice services in 2015, which in turn had a negative impact on our revenue and profitability. These policies have had an adverse impact on our results of operations. Any future governmental policies in China or market conditions that require us to further reduce our tariffs could materially and adversely affect our financial condition and results of operations.

Our business relies on the usage arrangements with the Tower Company as to telecommunications towers, and we may not be able to achieve the expected benefits from the establishment of the Tower Company.

In July 2014, we, China Mobile and China Telecom, the three major telecommunications operators in China, jointly established China Tower Company Limited, or the Tower Company (formerly known as China Communications Facilities Services Corporation Limited), which engages primarily in the construction, maintenance and operation of telecommunications towers in China and other ancillary facilities, including base station control rooms, power supplies, air conditioning and interior distribution systems, as well as the provision of maintenance services of base station equipment. In October 2015, the Tower Company completed the acquisition of telecommunications towers and related assets from us, China Mobile and China Telecom. As of April 14, 2016, we owned 28.1% equity interest in the Tower Company. We are in the process of negotiating the final arrangements with the Tower Company with respect to our use of telecommunications towers and related assets of the Tower Company. See “B. Business Overview — The Tower Company” under Item 4.

The main purpose of establishing the Tower Company is to consolidate the telecommunications towers of the three major telecommunications operators in China so as to enhance the efficiency of their capital expenditure, to improve the network coverage and to reduce competition on sites of telecommunications towers. However, there is no assurance that these benefits will be achieved as expected, or at all. In addition, as we do not control the Tower Company, the Tower Company may not act in the best interest of us. As such, we cannot assure you that our investment in the Tower Company will achieve the anticipated results in the near future as expected, or at all.

Furthermore, since it is expected that none of us, China Mobile or China Telecom will construct any telecommunications towers in the future, our business will rely on the usage arrangements with the Tower Company as to telecommunications towers and related assets. There is no assurance that the usage arrangements will be on terms commercially favorable or reasonable to us. In particular, according to our preliminary negotiation results, certain factors affecting usage pricing to be set forth in the usage agreement are beyond our control, including inflation, real estate market and steel price fluctuation. In addition, the usage agreement may provide for a pricing adjustment mechanism which allows the Tower Company to adjust the fees charged to us if there is a material change in the actual operations, operating data and forecast of the Tower Company. Therefore, the usage fees with respect to telecommunications towers and related assets of a certain financial year may exceed the depreciation expenses and the maintenance costs we would incur if we own and operate the telecommunications towers and related assets by ourselves in the same period.

We face risks associated with our Internet-related services.

We have been proactively exploring and developing certain innovative and Internet-related services, including mobile Internet, digital services and big data services. We face a number of risks in providing these services.

Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. We cannot assure you that the security measures we have implemented will not be circumvented or otherwise can fully protect the integrity of our network, including our mobile network. Unauthorized access could jeopardize the security of confidential information stored in our customers’ computer systems and mobile phone systems and may subject us to litigation, liabilities for information loss and/or reputational damage. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur costs.

In addition, because we provide connections to the Internet and host websites for customers and develop Internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. We cannot and do not screen all of such content and may face litigations due to a perceived association with such content. These types of litigations have been brought against other providers of online services in the past. Regardless of the merits of the litigations, they can be costly to defend, divert management resources and attention, and may damage our reputation.

Our controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of us or our other shareholders and may fail to provide services and facilities that we rely on to operate our business.

Unicom Group indirectly controlled an aggregate of approximately 74.36% of our issued share capital as of April 14, 2016 and all of our executive directors also serve as directors or executive officers of Unicom Group. As our controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2015 was effective. The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by KPMG, an independent registered public accounting firm, as stated in their report appearing on page F-2. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially and adversely affect the market prices of our shares and ADSs.

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

Certain misconducts or alleged misconducts by our executive officers or employees may not be detected or prevented in a timely manner, and such misconduct may damage our reputation and cause the trading price of our ordinary shares and ADSs to decrease.

As a state-owned enterprise of the PRC, we and our directors, officers and employees are subject to various periodic inspections, examinations, inquiries and audits by PRC regulatory authorities. In December 2015, the Central Commission for Discipline Inspection of the Communist Party of China and the Ministry of Supervision of the PRC initiated an investigation on our former chairman and chief executive officer, Chang Xiaobing for alleged violations of the disciplinary rules of the Communist Party of the PRC. As of April 14, 2016, the relevant investigating authorities had not notified us of the incidents underlying the investigation. See “C. Board Practices” under Item 6 for more details.

In addition, in the course of investigations conducted jointly by the Central Commission for Discipline Inspection of the Communist Party of China and the Ministry of Supervision of the PRC in November and December 2014, two officers of our Group, who are not directors or members of the senior management of our company, were alleged to have engaged in unlawful conduct and other misconduct. Such allegations of unlawful conduct include the acceptance of bribes. While these incidents have been transferred to the judicial authorities, we believe that they are isolated incidents.

In response to these investigations, we have taken and will continue to take various measures, including enhancing our employee’s compliance awareness and strengthening our risk management and internal control procedures in this regard, to detect and prevent similar misconduct by our employees in the future. However, we cannot assure you that these measures will effectively detect or prevent all misconduct by our employees in a timely manner or at all. If these measures prove ineffective in detecting or preventing employee misconduct, our reputation may be severely harmed, our operations could be disrupted and the trading price of our ordinary shares and ADSs could decrease significantly.

The implementation of VAT to replace business tax relating to the telecommunications services in China has had, and may continue to have, a negative impact on our results of operations.

The PRC Government implemented VAT to replace business tax relating to the telecommunications services in China on June 1, 2014. As opposed to the business tax of 3% imposed on the revenue that was applicable to us prior to June 1, 2014, we are subject to the output VAT at the rate of 11% for our basic telecommunications services (including, among others, voice communication, and lease or sale of network resources) and 6% for our value-added telecommunications services (including, among others, Internet access services, short and multimedia messaging services, and transmission and application service of electronic data and information). Sales of our telecommunications terminals and equipment are subject to the output VAT at the rate of 17% before and after June 1, 2014. The Input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to the vendors’ specific industry, and ranges from 6% to 17%.

The revenue is presented in our financial statements after excluding any output VAT in accordance with IFRS. Therefore, the implementation of VAT has a negative impact on our revenue, although the implementation of VAT also reduces our costs and expenses to the extent we are entitled to input VAT credits. See “B. Business Overview — Regulatory and Related Matters — VAT Applicable to the Telecommunications Industry” under Item 4 for more details. To the extent that the decrease in revenue is larger than the decrease in our costs and expenses due to the implementation of VAT in the PRC telecommunications industry, the implementation of VAT would have a negative impact on our net income. See “— Operating Results” under Item 5 for more details. We have taken certain initiatives to manage the adverse impact from the implementation of VAT, such as increasing the contribution of the non-voice services to our total revenue, optimizing the marketing models and operations, and enhancing tax planning capabilities. However, we cannot assure you that the measures we take to manage the adverse effect on our net income due to the implementation of the VAT in the PRC telecommunications industry will achieve the anticipated results in the near future.

Risks Relating to the Telecommunications Industry in China

Government regulation of the telecommunications industry in China may affect our ability to respond to market conditions or competition, and may have a material adverse effect on our financial condition, results of operations and growth prospects.

As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, which is the primary regulator of the telecommunications industry in China. The MIIT is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC Governmental authorities also regulate capital investment and foreign investment in the telecommunications industry. See “B. Business Overview — Regulatory and Related Matters” under Item 4. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our ability to respond to market conditions or to changes in our cost structure. Moreover, we operate our businesses pursuant to approvals granted by the State Council of the PRC, or the State Council, and under licenses granted by the MIIT. If these approvals or licenses were revoked or suspended, our business and operations would be materially and adversely affected. In addition, we are subject to various regulatory requirements as to a wide range of matters relating to our business operations, including service quality, pricing, real-name registration for telecommunications service subscribers and other actions, and failure to comply with such requirements may subject us to mandatory penalties or other punitive measures, any of which could have a material adverse effect on our financial condition, results of operations and growth prospects. Furthermore, we cannot assure you that we will not experience any adverse impact on our business during the course of our compliance with regulatory requirements in the PRC telecommunications industry. For instance, in 2016, we will continue to strictly comply with the PRC Government’s policy relating to the real-name registration of telecommunications service subscribers by taking more stringent measures to manage the subscriber accounts that are not real-name registered or inactive. These measures are likely to cause a growth slowdown or a decrease in the number of our subscribers in 2016. Similarly, the PRC regulators may promulgate and implement new regulations, rules and policies on the telecommunications industry from time to time, and we cannot guarantee that any such new regulations, rules or policies will not have a material adverse effect on our financial condition, results of operations and growth prospects.

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government authorities, and the MIIT has the authority to delineate the scope of universal service obligations. The MIIT, together with the finance department and pricing authorities of the State Council, are also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. In December 2015, the Ministry of Finance and the MIIT jointly issued the rules regarding the pilot program for universal services to be implemented in 97 prefecture-level cities across the PRC. Since these rules were recently promulgated, we understand that the local authorities are in the process of formulating detailed plans and guidance to implement such rules.

Pursuant to rules promulgated by the Ministry of Finance and the MIIT in December 2015, telecommunications operators are urged to participate in the bidding process for being selected as providers to provide basic telecommunications services in less economically developed areas in China. In addition, as part of the transitional measures prior to the formalization of a universal service obligation framework, the MIIT has required major telecommunications service providers in China, including Unicom Group, to participate in a project to provide telephone and broadband access services in tens of thousands of remote villages in China. See “B. Business Overview — Regulatory and Related Matters — Universal Services” under Item 4.

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

The PRC economy has experienced a slowdown for the past few years. The GDP growth rate of China decreased from 11.4% in 2007 to 6.9% in 2015. It’s uncertain whether China’s economic growth will return to the previous level of growth or it will encounter deterioration. In light of the slowdown of China’s economic growth, our subscribers’ usage of our services may decrease and we may experience increased difficulties in retaining existing subscribers or acquiring new subscribers, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

Most of our current operations are conducted in China and most of our assets are located in China. In addition, four out of nine of our current directors and all of our current executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court judgments. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China of judgments of a court of the United States or any other jurisdiction, including judgments against us or our directors, executive officers, underwriters or experts, may be difficult or impossible.

Natural disasters and health hazards in China may severely disrupt our business and operations and may severely restrict the level of economic activities in affected areas which in turn may have a material adverse effect on our financial condition and results of operations.

Natural disasters such as earthquakes, snowstorms and floods may result in significant and extensive damage to our base stations and network equipment. Moreover, certain countries and regions, including China, have encountered incidents of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, and the outbreak of influenza A (H1N1) in the past. In 2015, certain areas of China suffered from severe floods. We are unable to predict the effect, if any, that any other future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

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

On January 23, 2011, we entered into the Agreement to Enhance the Strategic Alliance with Telefónica. Pursuant to this agreement, we acquired from Telefónica 21,827,499 ordinary shares in the capital of Telefónica for aggregate purchase price of Euro374,559,882.84 on January 25, 2011, and Telefónica, through its wholly owned subsidiary, Telefónica International, acquired 282,063,000 ordinary shares in the capital of our company for aggregate consideration of approximately US$500,000,000 in several transactions executed in the period between January 25, 2011 and September 7, 2011. In addition, Wang Xiaochu, our Chairman and Chief Executive Officer, as our designated representative, was appointed in September 2015 as a director on the board of directors of Telefónica.

On June 10, 2012, China Unicom Group Corporation (BVI) Limited, or Unicom Group BVI, a wholly owned subsidiary of Unicom Group, entered into the Share Purchase Agreement for the Sale and Purchase of Shares in China Unicom (Hong Kong) Limited, as amended, pursuant to which it acquired from Telefónica an aggregate of 1,073,777,121 ordinary shares in the capital of our company at a price of HK$10.02 per share and for an aggregate consideration of HK$10,759,246,752.42 in July 2012.

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

In connection with the restructuring of Unicom Group and the acquisitions of Unicom New Century, Unicom New World and Unicom International, we entered into a number of agreements with Unicom Group pursuant to the two-step process described in “A. Development and History of the Company — Two-Step Voting Arrangements” below. These agreements expired on December 31, 2010. On October 29, 2010, CUCL and Unicom Group entered into a new comprehensive services agreement, or the 2010 comprehensive services agreement, to provide certain services and facilities to each other for a term of three years commencing on January 1, 2011. The 2010 comprehensive services agreement expired on December 31, 2013, and was renewed on October 24, 2013 through a new comprehensive services agreement, or the 2013 comprehensive services agreement, for a term of three years commencing on January 1, 2014 and expiring on December 31, 2016. See “B. Related Party Transactions” under Item 7 for a detailed description of our agreements with Unicom Group.

Set forth below is our shareholding structure as of April 14, 2016.

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

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous two years and those planned for 2016. We currently do not have any significant divestiture in progress.

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

In 2015, service revenue from mobile services continued to constitute a substantial portion of our total telecommunications service revenue. The service revenue from our mobile services was RMB142.62 billion, representing 60.6% of our total telecommunications service revenue. Our service revenue from mobile services in 2015 declined by 8.0% from RMB155.10 billion in 2014. The number of mobile services subscribers also declined by 4.16% from 299.10 million in 2014 to 286.66 million in 2015. Nevertheless, the total number of our 4G subscribers substantially increased from 2.11 million in 2014 to 44.16 million in December 2015. 4G subscribers are referred generally to subscribers who possess 4G handsets, use our 4G networks and have revenue contribution in the relevant month indicated.

In addition, our fixed-line broadband services continued to grow in 2015. Service revenue from fixed-line broadband services increased by 7.5% compared with 2014, accounting for 59.1% of total service revenue from the fixed-line services.

Mobile Services

Our mobile services consist of GSM, 3G and 4G services. In 2015, we focused on 4G services. MIIT granted our parent company, Unicom Group, the licenses to operate 4G services adopting the two major variants of 4G LTE technologies, being the Time Division LTE technology, or TD-LTE, and the Frequency-Division LTE technology, or LTE FDD, in December 2013 and February 2015, respectively. Unicom Group authorized our wholly owned subsidiary, CUCL, to operate the 4G services. Our mobile services primarily consist of mobile voice services and mobile non-voice services. Our mobile voice services enable our subscribers to make and receive phone calls, including local calls, domestic long-distance calls, international long-distance calls, intra-provincial roaming, inter-provincial roaming and international roaming, with a mobile handset at any point within the coverage area of our mobile telecommunications networks. Our mobile non-voice services primarily include wireless Internet, mobile reading, mobile music, “WO App Store”, SMS, “Cool Ringtone” (a personalized ring-back tone service) and other wireless information services.

Although our 4G services grew significantly in 2015, our service revenue from mobile services and number of mobile services subscribers declined in 2015. This was primarily because we entered into the 4G services market later than a major competitor. In addition, the implementation of VAT in the PRC telecommunications industry, the PRC Government’s policies of increasing the network speed and reducing tariffs and our mobile data carry-over programs launched on October 1, 2015 also had a negative effect on our mobile service revenue. Total revenue from our mobile services was RMB184.29 billion in 2015, of which service revenue from our mobile services decreased by 8.0% from RMB155.10 billion in 2014 to RMB142.62 billion in 2015. Such service revenue from mobile services accounted for 63.3% and 60.6% of our total service revenue in 2014 and 2015, respectively.

The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2013	2014	2015
Number of subscribers (in thousands)	280,983	299,098	286,657
Number of mobile billing subscribers (in thousands)(1)	n.a.	266,579	252,317
Estimated market share for our mobile operations in our service areas(2)	22.8%	23.2%	21.9%
Estimated market share of mobile billing subscribers(1)(3)	n.a.	20.7%	19.8%
Average minutes of usage per subscriber per month (MOU)(4)	296.1	278.1	261.0
Mobile billing subscribers MOU(1)(5)	n.a.	299.8	293.4
Average revenue per subscriber per month (ARPU) (in RMB)(6)	48.2	44.1	40.8
Mobile billing subscribers ARPU(1)(7)	n.a.	47.8	46.3

(1)	Mobile billing subscribers are referred generally to subscribers who have revenue contribution in the relevant month indicated. The number of mobile billing subscribers as of December 31, 2014 and December 31, 2015 was the number of mobile billing subscribers who had revenue contribution in December 2014 and December 2015, respectively. Since January 2016, we have been reviewing and analyzing our mobile billing subscribers data as we believe such data provides more meaningful information to measure our performance in accordance with our operating strategy. The number of mobile billing subscribers as of December 31, 2014 and December 31, 2015 has been generated for our management’s review of the trend of performance.
(2)	Market share in a given area is determined by dividing the number of our mobile subscribers in the area by the total number of our mobile subscribers and mobile subscribers of our major competitors in the area. The number of mobile subscribers of our major competitors is publicly disclosed by the mobile operators.
(3)	Market share in a given area is determined by dividing the number of our mobile billing subscribers in the area by the total number of our mobile billing subscribers and mobile subscribers of our major competitors in the area. The number of mobile subscribers of our major competitors is publicly disclosed by the mobile operators.
(4)	We calculate the monthly MOU by dividing the total minutes of usage during a month by the number of our mobile services subscribers during such month. The MOU set forth in this table is the average monthly MOU in the relevant period.
(5)	We calculate the monthly MOU by dividing the total minutes of usage during a month by the number of our mobile services billing subscribers during such month. The MOU set forth in this table is the average monthly MOU in the relevant period.
(6)	We calculate the monthly ARPU by dividing the sum of revenue from mobile services during a month by the number of our mobile services subscribers during such month. The ARPU set forth in this table is the average monthly ARPU in the period.
(7)	We calculate the monthly ARPU by dividing the sum of revenue from mobile services during a month by the number of our mobile services billing subscribers during such month. The ARPU set forth in this table is the average monthly ARPU in the period.

Subscribers of Mobile Services

Our total number of mobile subscribers decreased by 4.2% from 299.10 million as of December 31, 2014 to 286.66 million as of December 31, 2015, and our total number of mobile billing subscribers decreased by 5.4% from 266.58 million as of December 31, 2014 to 252.32 million as of December 31, 2015. Mobile billing subscribers are referred generally to subscribers who have revenue contribution in the relevant month indicated. The decreases in the total numbers of mobile subscribers and mobile billing subscribers were primarily due to our late entry into the 4G services market compared to a major competitor, the adjustments in our sales and marketing model and our initiatives to reduce our sales and marketing expenses, which posed significant challenges for us to retain or attract mobile subscribers. In addition, the decline in our mobile subscriber was also due to our strict implementation of certain PRC Government’s policies, such as the real-name registration of telecommunications service subscribers. See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Government regulation of the telecommunications industry in China may affect our ability to respond to market conditions or competition, and may have a material adverse effect on our financial condition, results of operations and growth prospects” under Item 3.

The total number of our 4G subscribers reached 44.16 million as of December 31, 2015. 4G subscribers are referred generally to subscribers who possess 4G handsets, use our 4G networks and have revenue contribution in the relevant month indicated. The increase in our total number of 4G subscribers was primarily due to (i) our proactive marketing of our 4G services; (ii) the increasing penetration rate of smart phones in the PRC market; and (iii) our efforts in the establishment of an integrated and centralized business operation management system along with innovations on distribution channels, pricing and service packages.

MOU and ARPU of Mobile Services

The MOU of our mobile services decreased from 278.1 minutes in 2014 to 261.0 minutes in 2015, and the MOU of our mobile billing subscribers decreased from 299.8 minutes in 2014 to 293.4 minutes in 2015. The overall ARPU of our mobile services decreased by 7.5% from RMB44.1 in 2014 to RMB40.8 in 2015, and the ARPU of our mobile billing subscribers decreased by 3.1% from RMB47.8 in 2014 to RMB46.3 in 2015. The declines in the MOU were mainly due to (i) our late entry into the 4G services market in China compared to a major telecommunications operator and the intensifying competition with other telecommunications operators, both of which had a negative effect on our ability to attract or retain 4G subscribers or other subscribers with higher usage of telecommunications services; and (ii) many of our new subscribers who are users with lower usage of telecommunications services. The decreases in our ARPU were mainly due to: (i) the decrease in our MOU; (ii) the implementation of VAT to replace business tax relating to the telecommunications services in China; and (iii) the implementation of the PRC Government’s policy of increasing network speed and reducing tariffs, as well as our mobile data carry-over programs launched on October 1, 2015, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge.

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

Our total revenue from fixed-line services was RMB91.37 billion in 2015, of which service revenue from our fixed-line services increased by 3.1% from RMB88.48 billion in 2014 to RMB91.26 billion in 2015, accounting for 36.1% and 38.8% of our total service revenue in 2014 and 2015, respectively. In 2015, we achieved stable increase in total revenue from our fixed-line services, mainly attributable to the proactive implementation of fiber-optic broadband network upgrade, the improvement of our network speed, and the promotion of the development of integrated mobile and fixed-line services.

Fixed-Line Broadband Services and Data Communications Services

Fixed-Line Broadband Services

Fixed-line broadband services are one of our emphases as part of our strategy to focus on high growth services and also the foundation for the development of our mobile network and services. The growth in fixed-line broadband services has been driven by the increasing affordability and rising use of personal computers and other Internet access devices, gradual recognition by businesses of the importance of information and the proliferation of content and applications, such as online games and video-on-demand. We are a leading provider of fixed-line broadband services in our fixed-line northern service region and we seek to maintain this leading position by capitalizing on our extensive fixed-line network, large customer base, experienced sales force, established brand and strategy of multi-service bundling.

In 2015, we continued to upgrade our fiber-optic transmission network and improved access speed. Through strengthening the marketing of integrated mobile and fixed-line services, we promoted IPTV/Internet TV services, which effectively developed fixed-line broadband subscribers and enhanced customer loyalty by creating more value for them. As of December 31, 2015, our fixed-line broadband subscribers increased by 5.1% to 72.33 million, of which subscribers with 4M-and-above bandwidth accounted for 90.4% of all fixed-line broadband subscribers, representing an increase of 2.2 percentage points from the end of 2014. Our fixed-line broadband ARPU increased by 2.3% from RMB62.2 in 2014 to RMB63.6 in 2015.

The following table sets forth the information of our fixed-line broadband subscribers as of the dates indicated:

	As of December 31,
	2013	2014	2015
Number of fixed-line broadband subscribers (in thousands)	64,647	68,790	72,330

Data Communications Services

We are a leading provider of data communications services in our fixed-line northern service region. We offer data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer leased line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators. In 2015, we continued to offer full-scale data communications services to international operators and domestic and international corporate customers. We have also improved our capabilities to offer cross-border data communications and integrated information services.

Fixed-Line Voice Services

Our fixed-line voice services consist of local voice, domestic long-distance, international long-distance, interconnection and PHS services. As domestic mobile operators launched service packages at competitive prices, mobile roaming tariffs were lowered, and the migration of voice usage from fixed-line to mobile continued. In 2015, leveraging on our company’s full-service advantage, we enhanced market development in areas of customer premises network, or CPN, and rural markets, as well as strengthened the marketing of integrated services.

The number of our fixed-line subscribers (including PHS subscribers) was 87.64 million, 82.06 million and 73.86 million as of December 31, 2013, 2014 and 2015, respectively. The decrease in the recent years was primarily due to a decrease in the number of our fixed-line telephone service subscribers and our PHS subscribers.

Local Voice Services

As a result of mobile substitution, our fixed-line local voice traffic has continued to decrease in recent years. As fixed-line broadband services further develop, our Internet dial-up usage has also continued to decrease. The total usage of our local calls were 64,793 million times, 69,879 million times and 59,084 million times in 2013, 2014 and 2015, respectively.

Long-Distance Voice Services

We offer traditional long-distance services and VoIP long-distance services. In recent years, due to the general decline of our fixed-line services and competition from software applications that allow users to make long-distance calls over the Internet, our long-distance services has been adversely affected.

Total minutes of domestic long-distance calls carried through our long-distance networks for the year ended December 31, 2013, 2014 and 2015 were 15,590, 14,198 and 12,707 million, respectively.

The following table sets forth certain information related to the usage of our international long-distance services for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
International long-distance outbound call minutes (minutes in millions)(1)(2)
Traditional	197	74	53
VoIP	199	100	62

Total	396	174	115

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our international long-distance networks.
(2)	Includes long-distance outbound calls made to Hong Kong, Macau and Taiwan.

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

Roaming

We provide roaming services, which allow our subscribers to access our mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements. As of March 31, 2016, we had roaming arrangements for (i) GSM international voice and SMS services with 596 operators in 251 countries and regions, (ii) GPRS international inbound data services with 518 operators in 208 countries and regions and for GPRS international outbound data services with 465 operators in 191 countries and regions, (iii) 3G services with 378 WCDMA operators in 142 countries and regions, and (iv) 4G international inbound data services with 65 operators in 38 countries and regions and for 4G international outbound data services with 55 operators in 33 countries and regions.

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

Mobile Networks

Our mobile network generally consists of:

•	base station sites, which are physical locations, each equipped with a base station that houses transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ mobile handsets within the range of a cell;

•	base station controllers, which connect to, and control, the base stations;

•	mobile switching centers, which control the base station controllers and the routing of telephone calls; and

•	a transmission network, which links the mobile switching centers, base station controllers, base stations and the public switched telephone network.

We have deployed GSM, WCDMA and LTE mobile networks. Our GSM mobile network mainly operates at 900 MHz and 1800 MHz. We use 2x6 MHz of spectrum in the 900 frequency band and 2x15 MHz of spectrum in the 1800 frequency band for our GSM network in most of our service areas. With the licenses from MIIT to operate the 4G technologies consisting of TD-LTE and LTE FDD technologies in December 2013 and February 2015, respectively, we have deployed TD-LTE networks using 2300-2320 MHz and 2555-2575 MHz of spectrum, with 40 MHz frequency resources in total. The 2300-2320 MHz of spectrum only applies to indoor networks. We have also deployed LTE-FDD networks using 2x15 MHz LTE-FDD frequency resources (uplink frequency of 1750-1765 MHz and downlink frequency of 1845-1860 MHz of spectrum).

We have devoted significant resources in developing and improving our 4G networks to enhance our customer experience and continued to expand our network coverage. As of December 31, 2015, our 4G network base stations reached 399,000 with an increase of 306,000 base stations and our other mobile service base stations reached 1,238,000.

Fixed-Line Networks

We operate fixed-line networks which provide extensive coverage in China. These networks are technologically advanced and conducive to the introduction of the next generation fixed-line network and mobile technologies. These networks support a wide range of end-to-end fixed-line telecommunications services and enable customized products to be delivered to meet a variety of telecommunications needs in “real-time”.

Our fixed-line networks consist of fixed-line telephone networks, broadband Internet and data networks, transmission networks, value-added service platforms, IT support systems and related infrastructures. Our transmission networks consist primarily of fiber-optic based networks, which cover our major service regions, supplemented by satellite transmission and digital microwave links.

We have integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. In addition, by adding seven national Internet backbone nodes, we further increased our Internet bandwidth, and our broadband network capacity was substantially enhanced. By the end of 2015, the number of fixed-line broadband access ports increased by 30.03 million to 164.83 million, up by 22.2% from the end of 2014, of which the number of access ports with FTTX accounted for 93% of total broadband access ports. Our international Internet outbound bandwidth reached 1,278G, our submarine cable capacity reached 5,511G, and our international cross-continental cable capacity reached 2,802G.

Marketing, Sales and Distribution

Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive services platform and nationwide sales and distribution network. We implement our marketing and sales strategies under a single unified brand “WO”, and establish a unified operating marketing system based on our online business-to-business platform Woego, and distribute our services through a variety of distribution channels, consisting of (i) self-owned channels, including proprietary sales outlets and direct sales forces targeting retail and corporate customers, (ii) social channels, including cooperative sales outlets, exclusive sales outlets and agency sales outlets, and (iii) electronic distribution channels, including self-owned and third-party channels online e-stores. In recent years, we have continued developing our self-owned sales channels and strategically expanding our social channels. In particular, for our mobile services, in addition to the full use of our self-owned channels, we have also focused on using high-quality social channels, such as large brand name electronics retail chains and electronics outlets in China, to achieve better sales results. Furthermore, we continued promoting and optimizing our nationwide e-sales system, which has effectively supplemented our traditional sales channels and improved our service quality. In recent years, we have conducted extensive 4G promotion activities to further enhance “WO” brand value and corporate brand value. In 2014, we established a B2B e-commerce platform “Woego”, so as to further enhance the productivity and efficiency of our distribution channels. In 2015, we focused on development and expansion of our 4G services, accelerated the network construction and the upgrade of fiber broadband network, launched the “WO 4G+” initiatives in addition to our “Smart WO Family” services, to enhance our integrated brand recognition and service quality.

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

We proactively develop and improve our Internet-based customer services. We also continue to improve our customer service system and operations, customer retention and customer service quality. We launch various initiatives to enhance our customer experience by customer service follow-up calls and regular greetings to customers. In addition, we promote the transparency of our broadband services by keeping our customers apprised of each key stage of the service installation process, which includes the service initiation, schedule for installation, and commencement and completion of installation.

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

Research and Development

We focus on technology innovation in coordination with our various business departments in order to provide technical support for our business development. Our research and development activities are focused primarily on fixed-line and mobile technologies and their further development, cloud computing, big data, Internet of things, intelligent channels, SDN and NFV, network and information safety, data center, next generation Internet technologies and businesses, operational planning and development of value-added services. In addition, part of our research and development requirements is fulfilled by our parent company, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below. We also participate in the national research project on the fifth generation mobile telecommunications, or 5G, closely follow the development of 5G technologies and standards, proactively carry out 5G technology related researches and experiments.

Competition

As a result of the telecommunications industry restructuring in 2008, the Chinese telecommunications market now has three key providers of basic telecommunications service — China Telecom, China Mobile and us — in addition to thousands of value-added service providers and other companies that provide telecommunications or related services. We compete with China Mobile and China Telecom in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services. As Unicom Group, China Mobile and China Telecom were granted the license to operate TD-LTE mobile service by the PRC Government in December 2013, and Unicom Group and China Telecom were granted the license to operate LTE-FDD mobile service in February 2015, we face intensive competition in the 4G services. In addition, the PRC Government recently published a series of regulations to encourage non-State-owned companies to enter PRC telecommunications industry, including the pilot program to permit companies engaged in the resale of mobile communications services to acquire mobile communications services from China Mobile, China Telecom or us and repackaging and rebranding such services for resale to end-users, and we may face competition from these non-State-owned companies. We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. See “D. Risk Factors — Risks Relating to Our Business — We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially and adversely affect our financial condition, results of operations and growth prospects” and “D. Risk Factors — Risks Relating to Our Business — Competition from foreign-invested operators may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition, results of operations and growth prospects” under Item 3, respectively.

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

In October 2015, we, through our wholly own subsidiaries, CUCL and Unicom New Horizon entered into a transfer agreement with (i) China Mobile Communication Company Limited, a wholly owned subsidiary of China Mobile, (ii) China Telecom, (iii) China Reform Holding Company Limited, a wholly state-owned company, and (iv) the Tower Company, pursuant to which we, China Mobile and China Telecom sold certain telecommunications towers and related assets to the Tower Company, and the Tower Company would issue and allot shares in the Tower Company and/or pay certain cash as consideration for such transfers. As of April 14, 2016, we, through CUCL, owned approximately 28.1% equity interest in the Tower Company, while China Mobile, China Telecom and China Reform Holding Company Limited owned approximately 38.0%, 27.9% and 6.0% equity interest in the Tower Company, respectively. We are in the process of negotiating the final arrangements with the Tower Company with respect to our use of telecommunications towers and related assets of the Tower Company.

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

On January 23, 2011, we entered into the Agreement to Enhance the Strategic Alliance with Telefónica. Pursuant to this agreement, we acquired from Telefónica 21,827,499 ordinary shares in the capital of Telefónica for aggregate purchase price of Euro374,559,882.84 on January 25, 2011, and Telefónica, through its wholly owned subsidiary, Telefónica International, acquired 282,063,000 ordinary shares in the capital of our company for an aggregate consideration of approximately US$500,000,000 in several transactions executed in the period between January 25, 2011 and September 7, 2011. In addition, Wang Xiaochu, our Chairman and Chief Executive Officer, as our designated representative, was appointed in September 2015 as a director on the board of directors of Telefónica.

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

In addition, in December 2015, we and Telefónica established a joint venture company, Smart Steps Digital Technology Co., Ltd., to engage in big data application services in China.

Strategic Cooperation with China Telecom

In January 2016, we entered into a strategic cooperation agreement with China Telecom in relation to resource-sharing and joint investments. Under the strategic cooperation, we expect that we will share certain telecommunications facilities such as mobile networks and transmission networks with each other, jointly carry out certain network maintenance services and certain marketing initiatives, as well as seek and explore opportunities in joint investments in innovative and emerging business areas. We expect that our strategic cooperation will enhance our service qualities and operating efficiency, and thus improving our customer experience and contributing to our market recognition.

Trademarks

We conduct our businesses under the Unicom name and logo. Unicom Group is the registered proprietor in China of the “Unicom” trademark in English and the trademark bearing the Unicom logo. Unicom Group is also the registered proprietor of the trademark of the word “Unicom” in Chinese . Unicom Group has granted us the right to use these trademarks on a royalty-free basis with periodic renewals, and licensed us any trademark that it registers in China in the future which incorporates the word Unicom.

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

The MIIT has established a Telecommunications Administration in each province, autonomous region and municipality in China to oversee the implementation of the MIIT’s policies and regulations and exercising regulatory authority delegated by the MIIT within that province, autonomous region or municipality.

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

Licensing

The PRC Government licenses telecommunications businesses in accordance with their classification. Telecommunications businesses are currently classified into two broad categories of basic services and value-added services. An appendix to the Telecommunications Regulations divides each of the two categories into further sub-categories. On December 28, 2015, the MIIT promulgated the Telecommunications Services Catalogue (2015 edition), or the 2015 Catalogue, which took effect on March 1, 2016. According to the 2015 Catalogue:

•	basic telecommunications services are classified into Category I basic telecommunications services and Category II basic telecommunications services.

•	Category I basic telecommunications services include fixed-line telecommunications services (including fixed-line local, domestic long-distance and international long-distance telecommunications services and services related to maintaining international telecommunications facilities), cellular mobile telecommunications services (including 2G digital cellular mobile telecommunications services, 3G digital cellular mobile telecommunications services and LTE/4G digital cellular mobile telecommunications services), Category I satellite telecommunications services (including satellite mobile telecommunications and satellite fixed-line telecommunications services), Category I data communications services (including Internet international data telecommunications, Internet domestic long-distance data telecommunications, Internet local data telecommunications and International data communications services) and IP telephone services (including domestic and international IP telephone services).

•	Category II basic telecommunications services include trunking telecommunications services (including digital trunking telecommunications services), wireless paging services, Category II satellite telecommunications services (including lease and sales of satellite transponders and very-small-aperture-terminal, or VSAT, telecommunications services), Category II data telecommunications services (including fixed-line domestic data transmission services), services related to network access facilities (including services related to wireless network access facilities and cable network access facilities, and network services from customer premises), services related to maintaining domestic telecommunications facilities and network hosting services.

•	value-added telecommunications services are classified into Category I value-added telecommunications services and Category II value-added telecommunications services.

•	Category I value-added telecommunications services include Internet data center, or IDC, content distribution network, domestic Internet virtual private network and Internet access services.

•	Category II value-added telecommunications services include on-line data processing and interchange, domestic multi-party telecommunications, store-and-forward, call center (including domestic and offshore call centers), information and coding and protocol conversion (including domain name system) services.

On March 1, 2009, the MIIT promulgated the Measures on the Administration of Telecommunications Business Licenses, which took effect on April 10, 2009 and superseded the previous measures promulgated by the former Ministry of Information Industry on December 26, 2001.

The measures govern the application for, approval of and regulation of telecommunications business licenses in China. The operation of any basic telecommunications business is subject to the MIIT’s approval and grant of License for Operation of Basic Telecommunications Businesses. The operation of any value-added business in two or more provinces, autonomous regions or municipalities is subject to the MIIT’s approval and grant of License for Inter-Provincial Operation of Value-Added Telecommunications Businesses. The operation of value-added businesses within a single province, autonomous region or municipality is subject to the approval of the telecommunications authority of the relevant province, autonomous region or municipality in China and the grant of the License for Operation of Value-Added Telecommunications Businesses. The measures, among other things, lowered the minimum amount of registered capital required for an applicant to enter the basic telecommunications business in China.

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

In May 2015, the PRC government introduced the PRC Government’s policy of increasing network speed and reducing tariffs. In response to such policy, we have since then offered discounts to our tariff plans. In addition, in October 2015, we launched our mobile data carry-over programs, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge. Furthermore, in light of the national policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province issued in April 2015 by the PRC Government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones.

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

Intensifying competition in our mobile service areas has resulted in tariff discounts and service promotions offered by us and our main competitors from time to time, which may reduce the effective tariffs. These discounts and promotions have taken many forms, including promotional tariff rates, free call minutes, reduced roaming charges, off-peak discounts or discounts for high-usage subscribers and package service plans with fixed monthly fees.

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
International long-distance services on our traditional network(1) :
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

Universal Services

Telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government, and the MIIT has the authority to delineate the scope of its universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with the finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, and we expect to perform our duties thereunder accordingly. In December 2015, the Ministry of Finance and the MIIT jointly issued the rules regarding the pilot program for universal services to be implemented in 97 prefecture-level cities across the PRC. Since these rules were recently promulgated, we understand that the local authorities are in the process of formulating detailed plans and guidance to implement such rules.

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

Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit non-State-owned companies to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. The trial period ended on December 31, 2015, subject to further adjustment by the MIIT based on the trial results.

VAT Applicable to the Telecommunications Services

The PRC Government implemented VAT to replace business tax relating to the telecommunications services in China on June 1, 2014. As opposed to the business tax of 3% imposed on the revenue that was applicable to us prior to June 1, 2014, we are subject to the output VAT at the rate of 11% for our basic telecommunications services (including, among others, voice communication, and lease or sale of network resources) and 6% for our value-added telecommunications services (including, among others, Internet access services, short and multimedia messaging services, and transmission and application service of electronic data and information). Sales of our telecommunications terminals and equipment are subject to the output VAT at the rate of 17% before and after June 1, 2014. The Input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to the vendors’ specific industry, and ranges from 6% to 17%.

Output VAT is excluded from operating revenues while input VAT, which is incurred as a result of our receipt of services and purchases of telecommunications equipment and materials, is excluded from operating expenses or the original cost of equipment purchased and can be netted against the output VAT, arriving at the net amount of VAT recoverable or payable. Such net amount of VAT is recorded in the line item of prepayments and other current assets and taxes payable, respectively, on the face of consolidated statements of financial position.

The application of the VAT to the telecommunications industry has had, and is expected to continue to have, an adverse effect on our revenues and operating profits in the short term. See “D. Risk Factors — Risks Relating to Our Business — The implementation of VAT to replace business tax relating to the telecommunications services in China has had, and may continue to have, a negative impact on our results of operations” under Item 3. We strive to reduce the adverse effect of the application of VAT to the telecommunications industry on our revenues and profits by taking various measures, including, among other things, optimizing our development and sales models, implementing stringent cost control measure, and enhancing control on purchasing and vendors’ tax profiles. Following the optimization of our business development and sales models, the proportion of revenues generated from value-added telecommunications services is expected to increase, resulting in a lower effective output VAT rate. As the implementation of VAT to replace business tax is expected to expand to other industries nationwide during 2016, we expect that we may be able to reduce operating costs by claiming input VAT credits in the future. In addition, we will receive a benefit of claiming input VAT credits on our capital expenditures for purchasing certain assets, which resulted in a lower depreciation.

Others

As a company with substantially all of our operations in China, we, along with our controlling shareholder, Unicom Group, are subject to various regulations of the PRC Government in addition to those regulating the telecommunications industry. PRC regulatory authorities, such as the State Bureau of Taxation, National Audit Office and SAIC, exercise extensive oversight over various aspects of our businesses and conduct various regular inspections, examinations and/or audits on us and Unicom Group. As required by the relevant PRC laws and regulations, Unicom Group, as one of the key State-owned enterprises under the direct supervision of the SASAC, is also subject to routine audits by the National Audit Office, or the NAO as well as other PRC regulatory authorities.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 5that requires disclosure in this under Section 13(r) of the Exchange Act of 1934, as amended, except as set forth below.

Our ultimate controlling shareholder, Unicom Group, is a party to the international roaming agreements with Mobile Company of Iran, or MCI, and MTN Irancell, or MTN, respectively. We have been informed by Unicom Group that, in 2015, the estimated gross revenue Unicom Group generated from such inbound international roaming traffic with MCI and MTN was approximately RMB137,500 and RMB300, respectively, and the estimated total amount paid by Unicom Group to MCI and MTN for the outbound international roaming traffic was approximately RMB32,400 and approximately RMB19,200, respectively. Unicom Group does not customarily allocate net profit on a country-by-country or activity-by-activity basis, and therefore it is not possible to determine accurately the precise net profits attributable to such transactions with MCI and MTN. Unicom Group estimates that the net profits attributable to the transactions with MCI and MTN were negligible relevant to its overall net profits. We understand that Unicom Group intends to continue these activities in the future.

C.	Organizational Structure

We are incorporated in Hong Kong and as of April 14, 2016, we were 40.61% owned by Unicom BVI, which was 17.90% owned by Unicom Group and 82.10% owned by the A Share Company, which in turn was 62.74% owned by Unicom Group, 33.75% owned by Unicom Group BVI, which in turn was 100% owned by Unicom Group, and 25.64% owned by public shareholders. See “— A. History and Development of the Company” above. Set forth below are details of our wholly owned significant subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
Unicom Vsens Telecommunications Company Limited	China	100%
Unicom New Horizon Telecommunications Corporation Limited	China	100%
China Unicom (Hong Kong) Operations Limited	Hong Kong	100%
China Unicom (Americas) Operations Limited	United States	100%
China Unicom (Singapore) Operations Pte. Ltd.	Singapore	100%
China Unicom (Europe) Operations Limited	United Kingdom	100%
China Unicom (Japan) Operations Corporation	Japan	100%
Billion Express Investments Limited	British Virgin Islands	100%
China Unicom (South Africa) Operations (Pty) Limited	South Africa	100%
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar	100%
China Unicom (Australia) Operations Pty Limited	Australia	100%
China Unicom Global Limited	Hong Kong	100%

D.	Properties

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

The table below sets forth revenue from our major services and their respective percentage of our total revenue in 2013, 2014 and 2015.

	For the Year Ended December 31,
	2013		2014		2015
	RMB in millions	As % of Total	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue	295,038	100.0	284,681	100.0	277,049	100.0
Total service revenue	238,567	80.9	244,878	86.0	235,278	84.9
Include: Mobile services	151,133	51.2	155,095	54.5	142,620	51.5
Fixed-line services	86,487	29.3	88,481	31.1	91,261	32.9
Out of which:
Broadband service	45,991	15.6	50,201	17.6	53,960	19.5
Total sales of telecommunications products	56,471	19.1	39,803	14.0	41,771	15.1

Our service revenue primarily consists of the following:

•	usage fees and monthly fees for our mobile and fixed-line telephone services, which are recognized when we render the service to our customers;

•	revenue from the provision of value-added services, which is recognized when we render the services to our customers;

•	revenue from the provision of broadband, data and other Internet-related services, which are recognized when the services are provided to customers;

•	revenue from interconnection with other telecommunications operators for calls made from their networks to our networks. We recognize interconnection revenue when the relevant calls are made by subscribers;

•	revenue for offerings which include the bundled sale of mobile handsets and provision of services. The total contract consideration of such bundled sale is allocated to service revenue and sales of handsets based on their relative fair values. We recognize revenue allocated to the sale of handset when the title of the handset is passed to the customer and recognize revenue allocated to the service element based upon the actual usage of telecommunications services. The cost of the mobile handset sold is expensed immediately to the statement of income;

•	revenue from information communications technology services are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, service revenue should be recognized only to the extent of reasonable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred, or (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and service revenue should not be recognized;

•	revenue from sales of telecommunications products (which mainly represent handsets and accessories) that are not bundled with mobile services are recognized when title of such products has been passed to the buyers; and

•	rental income from leases of customer-end equipment and transmission lines on our networks to business customers and other telecommunications carriers in China. We recognize leased line rental revenue on a straight-line basis over the relevant lease term.

The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2013, 2014 and 2015.

	For the Year Ended December 31,
	2013		2014		2015
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	295,038	100.0	284,681	100.0	277,049	100.0
Costs, expenses and others	281,324	95.4	268,750	94.4	263,014	94.9
Interconnection charges	20,208	6.8	14,599	5.1	13,093	4.7
Depreciation and amortization	68,196	23.1	73,868	25.9	76,738	27.7
Network, operation and support expenses	33,704	11.4	37,851	13.3	42,308	15.3
Employee benefit expenses	31,783	10.8	34,652	12.2	35,140	12.7
Selling and marketing	42,991	14.6	40,193	14.1	31,965	11.5
General, administrative and other expenses	18,973	6.4	21,218	7.5	22,995	8.3
Cost of telecommunications products sold	63,416	21.5	43,397	15.2	44,046	15.9
Finance costs, net of interest income	2,940	1.0	4,334	1.5	6,496	2.3
Other income-net	(887)	(0.3)	(1,362)	(0.5)	(9,767)	(3.5)

Our major costs and expenses include the following:

•	interconnection expenses, representing amounts paid to other operators for calls from our networks to their networks and for calls made by our subscribers roaming in their networks;

•	depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets;

•	network, operation and support expenses (including usage fees for telecommunications towers and related assets), mainly relating to lease, repair, maintenance and operations of our networks;

•	employee benefit expenses, representing staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes, housing benefits and share-based compensation costs amortized over the vesting period of options;

•	selling and marketing expenses, including commissions, promotion and advertising expenses, direct incremental costs for activating subscriber services and customer retention costs;

•	general, administrative and other expenses, primarily including provision for doubtful debts, utilities, general office expenses and travel expenses;

•	cost of telecommunications products sold; and

•	finance costs, net of interest income, primarily including interest expenses, net of interest income.

Critical Accounting Policies

The preparation of our financial statements and this annual report on Form 20-F requires us to make estimates and judgments that affect the reported and disclosed amounts of assets and liabilities, including contingent assets and liabilities, as of the relevant dates and revenue and expenses for the relevant periods. We have identified below the areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the accounting policies and estimates, as critical to our business operations and an understanding of our results of operations and financial position. The impact and any associated risks related to these policies on our business operations are discussed throughout this Item 5 where such policies affect our reported and expected financial results. For a discussion of the application of these and other accounting policies, see Note 2 and Note 4 to our consolidated financial statements included elsewhere in this annual report on Form 20-F. There can be no assurance that actual results will not differ from those estimates and assumptions.

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

Deferred Revenue, Advances from Customers and Subscriber Points Reward Program

Deferred revenue

Deferred revenue mainly represents upfront non-refundable fees, including installation fees of fixed-line services, which are deferred and recognized over the expected customer service period. Deferred revenue expected to be recognized in one year or less is classified as current liabilities. If not, they are presented as non-current liabilities.

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

Subscriber Points Reward Program

The fair value of subscriber points reward is estimated based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each of the date of the consolidated statement of financial position, and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.

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

For temporary differences which give rise to deferred tax assets, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, and allowance for doubtful debts. Due to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to approximately RMB5,642 million as of December 31, 2015. Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

Recently Issued International Financial Reporting Standards

The IASB has issued a number of amendments to IFRSs that are first effective for the current accounting period commencing January 1, 2015 or are available for early adoption. See Note 2.2(d) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Up to the date of issue of our 2015 financial statements, the following amendments and new standards have been issued but not yet effective for the annual accounting period ended December 31, 2015 and has not been adopted by us:

Effective for annual accounting period beginning on or after
Annual Improvements to IFRS 2012-2014 Cycle	January 1, 2016
Amendments to IFRS 10 and IAS 28, “Sale or contribution of assets between an investor and its associate or joint venture”	January 1, 2016
Amendments to IFRS 11, “Accounting for acquisitions of interests in joint operations”	January 1, 2016
Amendments to IAS 1, “Disclosure initiative”	January 1, 2016
Amendments to IAS 16 and IAS 38, “Clarification of acceptable methods of depreciation and amortization”	January 1, 2016
Amendments to IAS 27, “Equity method in separate financial statements”	January 1, 2016
Amendments to IFRS 10, IFRS 12, IAS 28, “Investment entities: Applying the consolidation exception”	January 1, 2016
IFRS 15, “Revenue from Contracts with Customer”	January 1, 2018

Operating Results

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue

In 2015, we continued to actively develop full-service operation with a focus on 4G services and fixed-line broadband services. Revenue in 2015 was RMB277.05 billion, representing a decrease of 2.7% from RMB284.68 billion in 2014, of which our service revenue was RMB235.28 billion in 2015, representing a decrease of 3.9% from RMB244.88 billion in 2014. As our revenue is presented after excluding any output VAT in accordance with IFRS and we do not pass on the cost of any VAT to our subscribers for telecommunications services, the implementation of VAT in the PRC telecommunications industry since June 1, 2014 has had a negative impact on our revenue recognized afterwards.

Mobile Services Revenue

Total revenue from our mobile services decreased by 5.4% from RMB194.84 billion in 2014 to RMB184.29 billion in 2015. Of the total revenue from our mobile services in 2014 and 2015, RMB155.10 billion and RMB142.62 billion, respectively, was from service revenue. Service revenue from our mobile services as a percentage of our total service revenue was 63.3% and 60.6% in 2014 and 2015, respectively. The overall ARPU for our mobile subscribers decreased from RMB44.1 in 2014 to RMB40.8 in 2015. The decrease in total revenue from our mobile services was primarily driven by a decrease in our usage fees and monthly fees. The decrease in ARPU for our mobile subscribers also contributed to the decrease of our mobile service revenue. The decrease in ARPU for our mobile subscribers was primarily due to the factors including (i) the implementation of VAT in the PRC telecommunications industry; (ii) the implementation of the PRC Government’s policy of increasing network speed and reducing tariffs, as well as our mobile data carry-over programs launched on October 1, 2015, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge; (iii) our late entry into the 4G services market in the PRC compared to a major telecommunications operators and the intensifying competition with other telecommunications operators, both of which had a negative effect on our ability to attract or retain 4G subscribers or other subscribers with higher usage of telecommunications services; and (iv) many of our new subscribers who are users with lower usage of telecommunications services.

The table below sets forth the revenue composition of our mobile services and each revenue item’s respective share of total revenue for the years ended December 31, 2014 and 2015.

	2014		2015
	RMB in millions	As % of total	RMB in millions	As % of total
Total revenue from mobile services	194,838	100.0	184,285	100.0
Service revenue	155,095	79.6	142,620	77.4
Usage fees and monthly fees	62,152	31.9	45,901	24.9
Value-added services revenue	79,814	41.0	83,529	45.3
Interconnection fees	12,398	6.4	11,847	6.4
Other service revenue	731	0.4	1,343	0.7
Sales of mobile telecommunications products	39,743	20.4	41,665	22.6

Usage Fees and Monthly Fees. Primarily as a result of (i) the implementation of VAT in the PRC telecommunications industry (ii) the intensifying competition among the major PRC telecommunications operators and (iii) the implementation of the PRC Government’s policy of increasing the network speed and reducing tariffs, as well as our mobile data carry-over programs starting from October 1, 2015, usage fees and monthly fees for our mobile services were RMB45.90 billion in 2015, representing a decrease of 26.1% from RMB62.15 billion in 2014.

Value-Added Services Revenue. Value-added services revenue consists primarily of revenue from our mobile value-added services. Due to our active promotion of mobile data services of our 4G services, revenue from our mobile value-added services was RMB83.53 billion in 2015, representing an increase of 4.7% from RMB79.81 billion in 2014. The increase was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry, the implementation of the PRC Government’s policy of the raising network speed and reducing tariffs and our unused mobile data carry-over policy. As a percentage of total revenue from mobile services, revenue from our mobile value-added services increased from 41.0% in 2014 to 45.3% in 2015. Of the total revenue from mobile value-added services, revenue from mobile Internet services increased by 17.2% from RMB49.84 billion in 2014 to RMB58.39 billion in 2015, revenue from our SMS services decreased by 20.2% from RMB7.61 billion in 2014 to RMB6.07 billion in 2015, and revenue from “Cool Ringtone” services decreased by 18.6% from RMB2.40 billion in 2014 to RMB1.96 billion in 2015.

Interconnection Fees. Our interconnection fees decreased by 4.4% from RMB12.40 billion in 2014 to RMB11.85 billion in 2015, and represented 6.4% of total revenue from mobile services in 2015, remaining stable compared with 2014. The decrease in our interconnection fees was primarily as a result of (i) the implementation of VAT in the PRC telecommunications industry; (ii) the decrease in the volume of the interconnection voice calls primarily due to a substitution trend that mobile subscribers use certain value-added telecommunications applications or services in lieu of voice calls for communication purposes; and (iii) the decrease in the number of our mobile subscribers.

Sales of Telecommunications Products. Revenue from our sales of mobile telecommunications products increased by 4.8% from RMB39.74 billion in 2014 to RMB41.67 billion in 2015, mainly due to the increase in the sales amount of telecommunications products.

Fixed-Line Services Revenue

In 2015, we continued to develop our fixed-line broadband services and promoted our mobile and fixed-line bundled services. The trend of mobile substitution continued to have a negative impact on the growth of revenue from our fixed-line voice services. Our total revenue from fixed-line services increased by 3.2% from RMB88.54 billion in 2014 to RMB91.37 billion in 2015, of which service revenue increased by 3.1% from RMB88.48 billion in 2014 to RMB91.26 billion in 2015. The increase of our total revenue from fixed-line services was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry. See “D. Risk Factors — Risks Relating to Our Business — The industry trends of mobile service substitution and mobile service migration from old generations to new generations may continue to have a material adverse effect on our fixed-line local telephone services and old generations mobile services, which may materially and adversely affect our financial condition, results of operations and growth prospects” under Item 3.

The table below sets forth the revenue composition of our fixed-line services and each revenue item’s respective share of total revenue from our fixed-line services for the years ended December 31, 2014 and 2015.

	For the Year Ended December 31,
	2014		2015
	RMB in millions	As % of Total	RMB in millions	As % of Total
Total revenue from fixed-line services	88,541	100.0	91,367	100.0
Service revenue	88,481	99.9	91,261	99.9
Usage fee and monthly fee	14,357	16.2	11,130	12.2
Broadband, data and other Internet-related services revenue	52,579	59.4	56,629	62.0
Interconnection fees	3,979	4.5	3,667	4.0
Value-added services revenue	4,324	4.9	5,132	5.6
Leased line income	8,879	10.0	9,404	10.3
Information communication technology services revenue	3,469	3.9	4,334	4.7
Other service revenue	894	1.0	965	1.1
Sales of fixed-line telecommunications products	60	0.1	106	0.1

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

In 2015, we experienced continuing decline in the number of fixed-line local telephone subscribers and revenue due to the continuing effect of mobile substitution. Our local telephone subscribers decreased in 2015 by 10.0% from 82.06 million at the end of 2014 to 73.86 million at the end of 2015. ARPU of the local telephone services decreased by 5.4% from RMB18.5 in 2014 to RMB17.5 in 2015. Total usage of local calls decreased by 15.4% from 69.78 billion pulses in 2014 to 59.03 billion pulses in 2015 (excluding Internet dial-up usage) and total usage of long-distance calls decreased by 10.9% from 14.44 billion minutes in 2014 to 12.88 billion minutes in 2015. Revenue from our usage fees and monthly fees in 2014 decreased by 22.5% from RMB14.36 billion in 2014 to RMB11.13 billion in 2015.

Broadband, Data and Other Internet-Related Services Revenue. Revenue from our broadband, data and other Internet-related services include revenue generated from DSL, LAN, and broadband-related value-added services, fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services and revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from our broadband, data and other Internet-related services increased by 7.7% from RMB52.58 billion in 2014 to RMB56.63 billion in 2015, primarily as a result of the increase in revenue from fixed-line broadband services. The increase of our revenue from our broadband, data and other Internet-related services was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry.

In light of the continuing effect of mobile substitution, fixed-line broadband service has become the main growth driver of our total revenue from fixed-line services. In 2015, our fixed-line broadband services continued to maintain growth as a result of our efforts in improving broadband access speed, adopting multi-service bundling strategy, enriching application contents and implementing diversified sales strategies. The number of our fixed-line broadband subscribers increased by 5.1% from 68.79 million in 2014 to 72.33 million in 2015. ARPU of our fixed-line broadband services increased by 2.3% from RMB62.2 in 2014 to RMB63.6 in 2015. Revenue from our fixed-line broadband services increased by 7.5% from RMB50.20 billion in 2014 to RMB53.96 billion in 2015, and as a percentage of the total fixed-line revenue increased from 56.7% in 2014 to 59.1% in 2015. Revenue from our data and other Internet-related services increased by 12.2% from RMB2.38 billion in 2014 to RMB2.67 billion in 2015.

Interconnection Fees. Our interconnection fees consist of interconnection fees charged to other domestic telecommunications operators, principally China Mobile and China Telecom, for both local and long-distance calls. Our interconnection fees decreased by 7.8% from RMB3.98 billion in 2014 to RMB3.67 billion in 2015. The decrease in our interconnection fees was primarily due to (i) the implementation of VAT in the PRC telecommunications industry; and (ii) the decrease in the volume of the interconnection voice calls primarily as a result of the mobile substitution effect.

Value-Added Services Revenue. Revenue from our value-added services consists of fees that we charge our customers for the provision of caller-identification, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenue from our value-added services increased by 18.7% from RMB4.32 billion in 2014 to RMB5.13 billion in 2015.

Leased Line Income. Our leased line income consists of fees that we receive from our government, corporate and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Our leased line income increased by 5.9% from RMB8.88 billion in 2014 to RMB9.40 billion in 2015, which was primarily due to the increased demand of leased line services from our local government and corporate customers. The increase of our leased line income was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry.

Information Communication Technology Services Revenue. Information communication technology services revenue increased by 24.9% from RMB3.47 billion in 2014 to RMB4.33 billion in 2015, mainly as a result of our growing information communication technology services with new system integration projects in 2015 for government and large corporate customers.

Other Service Revenue. Other service revenue mainly consists of miscellaneous revenue items. Other service revenue increased by 7.8% from RMB0.89 billion in 2014 to RMB0.96 billion in 2015.

Sales of Telecommunications Products. Revenue from our sales of fixed-line telecommunications products increased by 76.7% from RMB60 million in 2014 to RMB106 million in 2015, mainly due to the increase in the sales amount of telecommunications products such as optical network unit terminals.

Costs, Expenses and Others

Total costs, expenses and others in 2015 were RMB263.01 billion, representing a decrease of 2.1% from RMB268.75 billion in 2014. The implementation of VAT in the PRC telecommunications industry reduced our costs and expenses to the extent we are entitled to claim certain input VAT credits for the purchase of goods and services. In addition, we receive a benefit of claiming input VAT credits on our capital expenditures for purchasing certain assets, which resulted in a lower depreciation. However, certain costs and expenses, such as employee benefit expenses and finance costs are not subjected to VAT and therefore do not qualify for input VAT credits. For the year ended December 31, 2015, the decrease in our costs and expenses was smaller than the decrease in our revenue due to the implementation of VAT in the PRC telecommunications industry.

The table below sets forth the major items of costs, expenses and others and their respective percentage of the total telecommunications services revenue for the years 2014 and 2015:

	For the Year Ended December 31,
	2014		2015
	RMB in millions	% of Total	RMB in millions	% of Total
Total telecommunications services revenue	244,878	100.0	235,278	100.0
Costs, expenses and others	268,750	109.7	263,014	111.8
Interconnection charges	14,599	6.0	13,093	5.6
Depreciation and amortization	73,868	30.2	76,738	32.6
Network, operation and support expenses	37,851	15.5	42,308	18.0
Employee benefit expenses	34,652	14.2	35,140	14.9
Selling and marketing	40,193	16.4	31,965	13.6
General, administrative and other expenses	21,218	8.7	22,995	9.8
Cost of telecommunications products sold	43,397	17.7	44,046	18.7
Finance costs, net of interest income	4,334	1.8	6,496	2.8
Other income-net	(1,362)	(0.6)	(9,767)	(4.2)

Interconnection Charges. Interconnection charges were RMB13.09 billion in 2015, down by 10.3% from 2014, primarily due to (i) the decrease in volume of the interconnection voice calls and (ii) the implementation of VAT in the PRC telecommunications industry to the extent that we are entitled to input VAT credits. Interconnection charges as a percentage of telecommunications service revenue decreased from 6.0% in 2014 to 5.6% in 2015.

Depreciation and Amortization. Our depreciation and amortization expenses were RMB76.74 billion in 2015, up by 3.9% from 2014. The increase was primarily due to an increase in our capital expenditures in connection with the expansion of our 4G and fixed-line broadband network coverage and improvement of our network quality in 2015, partially offset by the decrease in the depreciation and amortization expenses as a result of the disposal of telecommunications towers and related assets to the Tower Company in October 2015. As a percentage of telecommunications service revenue, our depreciation and amortization expenses increased from 30.2% in 2014 to 32.6% in 2015.

Network, Operation and Support Expenses. We incurred network, operation and support expenses of RMB42.31 billion in 2015, up by 11.8% from 2014, primarily due to (i) the usage fees payable to the Tower Company with respect to certain telecommunications towers and related assets; (ii) the expansion of networks, facilities and base stations and (iii) the increases in other rental expenses and utilities charges. In general, the implementation of VAT in the PRC telecommunications industry reduces our network, operation and support expenses to the extent we are entitled to the input VAT credits. Network, operation and support expenses, as a percentage of telecommunications service revenue, increased from 15.5% in 2014 to 18.0% in 2015. With the expansion of our network, we had an increased demand of leased lines and the related telecommunications line leasing fees was RMB3.35 billion, up by 22.3% from 2014.

Employee Benefit Expenses. Due to the increases in salaries and wages as well as contributions to defined contribution pension schemes, medical insurance and housing benefits, our employee benefit expenses increased by 1.4% from RMB34.65 billion in 2014 to RMB35.14 billion in 2015, and as a percentage of telecommunications service revenue, increased from 14.2% in 2014 to 14.9% in 2015.

Selling and Marketing Expenses. Primarily due to (i) our strengthened management of the selling and marketing expenses and the adjustment of our sales and marketing model and (ii) the implementation of VAT in the PRC telecommunications industry, our selling and marketing expenses were RMB31.97 billion in 2015, down by 20.5% from 2014, and as a percentage of telecommunications service revenue, decreased from 16.4% in 2014 to 13.6% in 2015.

General, Administrative and Other Expenses. Our general, administrative and other expenses were RMB23.00 billion in 2015, up by 8.4% from 2014, and as a percentage of telecommunications service revenue, increased from 8.7% in 2014 to 9.8% in 2015, primarily due to the increases in expenses associated with disposals of our fiber-optic transmission assets and costs relating to information communications technologies services.

Cost of Telecommunications Products Sold. In 2015, the cost of telecommunications products sold amounted to RMB44.05 billion, up by 1.5% from 2014, primarily due to the increase in sales of telecommunications terminal products in 2015.

Finance Costs, Net of Interest Income. Our finance costs, net of interest income, increased by 49.9% from RMB4.33 billion in 2014 to RMB6.50 billion in 2015, which was primarily due to losses of foreign exchange settlement as a result of fluctuations in exchange rate of Renminbi against the other currencies.

Other Income-Net. In 2015, other income-net was RMB9.77 billion, representing a significant increase from 2014, primarily as a result of the one-off effect of the net gain in an amount of RMB9.25 billion (before tax) on disposal of telecommunication towers to the Tower Company, which was completed by October 31, 2015.

Income Before Income Tax

In 2015, our income before income tax was RMB14.04 billion, down by 11.9% from 2014, mainly due to (i) the decrease in service revenue from our mobile services as a result of the impact of the implementation of the PRC Government’s policy of increasing network speed and reducing tariffs, our mobile data carry-over programs launched in October 2015, the implementation of VAT to replace business tax relating to the telecommunications services in China, the intensifying competition with other major telecommunications operators and (ii) exchange loss incurred in 2015.

Income Tax

Our income tax was RMB3.47 billion in 2015, down by 10.4% from 2014, and our effective tax rate in 2015 was 24.7%, slightly up by 0.4 percentage point from 2014. The decrease in our income tax was largely due to the decrease in our income before income tax.

Net Income for the Year

In 2015, our net income reached RMB10.56 billion, down by 12.4% from 2014. Our basic earnings per share was RMB0.44 in 2015, down by 12.7% from 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue

In 2014, we continued to actively develop full-service operation with a focus on mobile broadband services that include our 3G and 4G services, and fixed-line broadband services. Revenue for 2014 was RMB284.68 billion, representing a decrease of 3.5% from RMB295.04 billion for 2013, of which our service revenue was RMB244.88 billion in 2014, representing an increase of 2.6% from 2013. As our revenue is presented after excluding any output VAT in accordance with IFRS and we do not pass on the cost of any VAT to our subscribers for telecommunications services, the implementation of VAT in the PRC telecommunications industry has a negative impact on our revenue.

Mobile Services Revenue

Total revenue from our mobile services decreased by 6.1% from RMB207.53 billion in 2013 to RMB194.84 billion in 2014. Of the total revenue from our mobile services in 2013 and 2014, RMB151.13 billion and RMB155.10 billion, respectively, was from service revenue. Service revenue from our mobile services as a percentage of our total service revenue was 63.4% and 63.3% in 2013 and 2014, respectively. The overall ARPU for our mobile subscribers decreased from RMB48.2 in 2013 to RMB44.1 in 2014. The decrease in total revenue from our mobile services was primarily driven by a decrease in the revenue of our mobile telecommunications products. The decrease in the ARPU for our mobile subscribers also contributed to the decrease of our mobile service revenue. The decrease in the ARPU for our mobile subscribers was primarily due to the factors including (i) the intensifying competition with other telecommunications operators in China; (ii) the implementation of VAT in the PRC telecommunications industry; (iii) the change in our subsidies towards a model of lesser handset subsidies and more rebates or discounts on service charges to our subscribers, which resulted in a direct reduction of our mobile service revenue; and (iv) many of our new subscribers who are users with lower usage of telecommunications services.

The total number of our mobile subscribers was 299.10 million as of December 31, 2014, with a net addition of 18.11 million subscribers (including a net addition of 26.51 million mobile broadband subscribers) from the end of 2013. ARPU of our mobile broadband services was RMB63.6 in 2014, representing a decrease of 15.3% from RMB75.1 in 2013, primarily due to our business strategy to increase the number of our mobile broadband subscribers, which resulted in an increased proportion of new subscribers who are users with relatively lower usage of mobile broadband services. ARPU of our GSM mobile services was RMB26.6 in 2014, representing a decrease of 15.8% from RMB31.6 in 2013, primarily due to (i) the migration of certain mid- and high-end 2G subscribers to mobile broadband network, (ii) the intensifying competition among the telecommunications operators in China and (iii) the fact that a significant portion of our new users consists of users from rural areas, many of whom tend to have less usage of telecommunications services and to be more cost-sensitive than users from urban areas.

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

Usage Fees and Monthly Fees. Primarily as a result of (i) the implementation of VAT in the PRC telecommunications industry; and (ii) the intensifying competition among the major PRC telecommunications operators, usage fees and monthly fees for our mobile services were RMB62.15 billion in 2014, representing a decrease of 9.4% from RMB68.63 billion in 2013.

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

Fixed-Line Services Revenue

In 2014, we continued to develop our fixed-line broadband services and promoted our mobile and fixed-line bundled services. The trend of mobile substitution continued to have a negative impact on the growth of revenue from our fixed-line voice services. Our total revenue from fixed-line services increased by 2.3% from RMB86.57 billion in 2013 to RMB88.54 billion in 2014, of which service revenue increased by 2.3% from RMB86.49 billion in 2013 to RMB88.48 billion in 2014. The increase of our total revenue from fixed-line services was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry. See “D. Risk Factors — Risks Relating to Our Business — The industry trends of mobile service substitution and mobile service migration from old generations to new generations may continue to have a material adverse effect on our fixed-line local telephone services and mobile services, which may materially and adversely affect our financial condition, results of operations and growth prospects” under Item 3.

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

In light of the continuing effect of mobile substitution, fixed-line broadband service has become the main growth driver of our total revenue from fixed-line services. In 2014, our fixed-line broadband services continued to maintain growth as a result of our efforts in improving broadband access speed, adopting multi-service bundling strategy, enriching application contents and implementing diversified sales strategies. The number of our fixed-line broadband subscribers increased by 6.4% from 64.65 million in 2013 to 68.79 million in 2014. ARPU of our fixed-line broadband services increased by 1.3% from RMB61.4 in 2013 to RMB62.2 in 2014. Revenue from our fixed-line broadband services increased by 9.2% from RMB45.99 billion in 2013 to RMB50.20 billion in 2014, and as a percentage of the total fixed-line revenue increased from 53.1% in 2013 to 56.7% in 2014. Revenue from our data and other Internet-related services increased by 3.9% from RMB2.29 billion in 2013 to RMB2.38 billion in 2014.

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

Costs, Expenses and Others

Total costs, expenses and others in 2014 were RMB268.75 billion, representing a decrease of 4.5% from RMB281.32 billion in 2013. The implementation of VAT in the PRC telecommunications industry reduced our costs and expenses to the extent we are entitled to claim certain input VAT credits for the purchase of goods and services. However, on the one hand, certain costs and expenses, such as employee benefit expenses and finance costs are not subjected to VAT and therefore do not qualify for input VAT credits. On the other hand, the decrease in depreciation and amortization expenses due to the ability to claim input VAT credits is realized over the estimated useful life of such assets. For the year ended December 31, 2014, the decrease in our costs and expenses was smaller than the decrease in our revenue due to the implementation of VAT in the PRC telecommunications industry.

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

Liquidity and Capital Resources

Working Capital and Cash Flows

As of December 31, 2015, we had RMB21.76 billion of cash and cash equivalents, as compared with RMB25.31 billion as of December 31, 2014 and RMB21.51 billion as of December 31, 2013. As of December 31, 2015, we had RMB0.2 billion of short-term bank deposits, as compared with RMB0.06 billion as of December 31, 2014 and RMB0.05 billion as of December 31, 2013. As of December 31, 2015, we had a working capital deficit (current liabilities less current assets) of RMB279.40 billion, representing an increase by 18.7% from the working capital deficit of RMB235.35 billion as of December 31, 2014. The increase in working capital deficit in 2015 primarily resulted from an increase of RMB47.03 billion in accounts payable and accrued liabilities resulting from an increase in the investments in fixed assets and a decrease of RMB3.79 billion in our net cash inflow from operating activities.

In recent years, although the PRC Government introduced measures to avoid overheating of the economy, including tightening bank lending policies, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in China. As of December 31, 2015, we had RMB346.4 billion revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which RMB227.2 billion was unutilized. There is no term of the facilities that materially restricts our ability to draw down the unutilized banking facilities. In addition, we believe we have the ability to raise funds from short-, medium- and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in China, and net cash inflows from our operations.

The following table sets forth cash inflows and outflows in 2013, 2014 and 2015.

	For the Year Ended December 31,
	2013	2014	2015
	(RMB in millions)
Net cash inflow from operating activities	78,482	88,094	84,301
Net cash outflow from investing activities	(77,110)	(75,319)	(91,354)
Net cash inflow/(outflow) from financing activities	1,926	(8,973)	3,427

Net increase/(decrease) in cash and cash equivalents	3,298	3,802	(3,626)

Our net cash inflow from operating activities increased by 12.2% from RMB78.48 billion in 2013 to RMB88.09 billion in 2014, primarily due to an increase in cash generated from our growing mobile services and fixed-line broadband services, which was partially offset by the increases in interest paid and income tax paid. Our net cash inflow from operating activities decreased by 4.3% from RMB88.09 billion in 2014 to RMB84.30 billion in 2015, primarily due to a decrease in cash generated from our mobile and fixed-line services.

Our net cash outflow from investing activities decreased by 2.3% from RMB77.11 billion in 2013 to RMB75.32 billion in 2014, mainly due to relatively moderate investment activities, including acquisitions of property, plant and equipment in 2013 and 2014. Our net cash outflow from investing activities increased by 21.3% from RMB75.32 billion in 2014 to RMB91.35 billion in 2015, mainly due to a substantial increase in our capital expenditure mainly as a result of the expansion of our 4G networks.

Our net cash inflow from financing activities was RMB1.93 billion in 2013 and our net cash outflow from financing activities was RMB8.97 billion in 2014, primarily due to our repayment of interest-bearing debts. Our net cash inflow from financing activities was RMB3.43 billion in 2015, primarily due to an increase in the amount of our interest-bearing debts.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, cash equivalents, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2013, 2014 and 2015.

	As of December 31,
	2013	2014	2015
	(RMB in millions, except percentages)
Cash and cash equivalents and short-term bank deposits	21,560	25,364	21,957
Total assets	529,171	545,072	610,346
Short-term debt	130,975	114,679	107,998
Short-term bank loans	94,422	91,503	83,852
Commercial papers	35,000	9,979	19,945
Current portion of long-term bank loans	48	45	84
Amounts due to related parties	—	473	—
Amounts due to ultimate holding company	1,344	1,344	1,344
Current portion of obligations under finance lease included in other obligations	161	168	274
Current portion of promissory notes	—	—	2,499
Current portion of corporate bonds	—	—	—
Convertible bonds	—	11,167	—
Long-term debt	13,639	23,998	40,944
Promissory notes	—	21,460	36,928
Corporate bonds	2,000	2,000	2,000
Convertible bonds	11,002	—	—
Non-current portion of long-term bank loans	481	420	1,748
Non-current portion of obligations under finance lease included in other obligations	156	118	268
Equity attributable to equity shareholders	218,899	227,541	231,216
Debt-to-capitalization ratio(1)	39.8%	37.9%	39.2%
Debt-to-equity ratio(2)	66.1%	60.9%	64.4%

(1)	Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + equity attributable to equity shareholders).
(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(equity attributable to equity shareholders).

Our debt-to-capitalization ratio was 39.2% at the end of 2015, compared to 37.9% at the end of 2014 and 39.8% at the end of 2013. Our debt-to-equity ratio was 64.4% at the end of 2015, compared to 60.9% at the end of 2014 and 66.1% at the end of 2013. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits by RMB126.99 billion as of December 31, 2015, compared to RMB113.31 billion as of December 31, 2014 and RMB123.05 billion as of December 31, 2013. The decreases in our debt-to-capitalization ratio and debt-to-equity ratio from 2013 to 2014 were mainly due to the increase in equity attributable to equity shareholders. The increases in our debt-to-capitalization ratio and debt-to-equity ratio from 2014 to 2015 were mainly due to the increase in the amount of our interest-bearing debts.We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs. In addition, we seek to increase our capital turnover ratio and control the amount of monetary assets.

Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar, HK dollar and Euro, was RMB85.68 billion at the end of 2015, compared to RMB91.97 billion at the end of 2014 and RMB94.95 billion at the end of 2013. The decrease from 2013 to 2015 was mainly due to our repayment of certain bank loans. As of December 31, 2015, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.

In order to further rationalize our debt structure and reduce our interest expense, we may continue to finance a portion of our business operations and capital expenditures through issuance of debt securities. Our liquidity in the future will primarily depend on our ability to maintain adequate cash inflow from operations and obtain adequate external financing to meet our debt service obligations and planned capital expenditures. Our operating cash flows could be adversely affected by numerous factors beyond our control, including, but not limited to, decreased demand for our telecommunications services and further intensifying competition. Our ability to obtain external financing also depends on numerous factors, including, but not limited to, our financial condition and creditworthiness as well as our relationship with lenders. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected” under Item 3.

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

On October 18, 2010, Billion Express Investments Limited, a wholly owned subsidiary of our company, issued the 2015 Convertible Bonds in aggregate principal amount of US$1,838,800,000 (at the fixed exchange rate of US$1 equivalent to HK$7.7576), which are guaranteed by our company and are exchangeable into ordinary shares of our company. On October 18, 2015, the 2015 convertible bonds matured and all the outstanding amounts were paid in full.

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

On July 15, 2014, CUCL completed the issue of the first tranche of commercial paper for the year 2014 in an amount of RMB10 billion, with a maturity period of 365 days and at an interest rate of 4.60% per annum. The first tranche of commercial paper was fully repaid in July 2015.

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

On March 19, 2015, CUCL completed the issue of the first tranche of super and short-term commercial paper for the year 2015 in an amount of RMB10 billion, with a maturity period of 270 days and at an interest rate of 4.40% per annum. The first tranche of super and short-term commercial paper was fully paid in December 2015.

On June 15, 2015, CUCL completed the issue of the first tranche of promissory note for the year 2015 in an amount of RMB4 billion, with a maturity period of three years and at an interest rate of 3.85% per annum.

On June 18, 2015, CUCL completed the issue of the second tranche of promissory note for the year 2015 in an amount of RMB4 billion, with a maturity period of three years and at an interest rate of 3.85% per annum.

On November 20, 2015, CUCL completed the issue of the second tranche of super and short-term commercial paper for the year 2015 in an amount of RMB10 billion, with a maturity period of 270 days and at an interest rate of 3.15% per annum.

On November 27, 2015, CUCL completed the issue of the first tranche of short-term commercial paper for the year 2015 in an amount of RMB10 billion, with a maturity period of 366 days and at an interest rate of 3.15% per annum.

On November 30, 2015, CUCL completed the issue of the third tranche of promissory note for the year 2015 of an amount of RMB3.5 billion, the fourth tranche of promissory note for the year 2015 of an amount of RMB3.5 billion and the fifth tranche of promissory note for the year 2015 of an amount of RMB3 billion, all with a maturity period of three years and at an interest rate of 3.30% per annum.

Contractual Obligations and Commercial Commitments

The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2015.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years
	(RMB in millions)
Short-term bank loans (1)*	85,095	85,095	—	—	—
Commercial papers (2)*	20,482	20,482	—	—	—
Long-term bank loans (3)*	2,574	109	252	249	1,964
Corporate bonds (4)*	2,129	90	2,039	—	—
Promissory notes (5)*	42,596	4,071	38,525	—	—
Other obligations*	3,184	2,816	291	11	66
Capital commitments (6)	39,980	25,599	8,421	5,575	385
Operating leases commitments (6)	14,141	4,838	6,531	1,041	1,731
Amounts due to ultimate holding company (7)	1,470	1,470	—	—	—
Amounts due to related parties (7)	3,930	3,930	—	—	—
Amounts due to domestic carriers	1,300	1,300	—	—	—
Accounts payable and accrued liabilities (8)	167,396	167,396	—	—	—

Total obligations	384,277	317,196	56,059	6,876	4,146

*	Interest included
(1)	See Note 26 “Short-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(2)	See Note 27 “Commercial Papers” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(3)	See Note 21 “Long-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(4)	See Note 24 “Corporate Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(5)	See Note 22 “Promissory Notes” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(6)	See Note 41 “Contingencies and Commitments” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(7)	See Note 40 “Related Party Transactions” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(8)	See Note 28 “ Accounts Payable and Accrued Liabilities” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Trend Information

Please refer to the discussion in sections headed “— Overview” and “— Operating Results” under this Item 5.

Off-Balance-Sheet Arrangements

As of December 31, 2015, we did not have any other off-balance-sheet arrangement.

Capital Expenditures

The following table sets forth our historical capital expenditure requirements for the periods indicated.

	For the Year Ended December 31,
	2014		2015
	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage
Mobile services	36.95	43.5%	61.02	45.6%
Broadband and data services	19.00	22.4%	33.76	25.2%
Infrastructure and transmission network	22.92	27.0%	31.16	23.3%
Others (1)	6.01	7.1%	7.94	5.9%

Total	84.88	100.0%	133.88	100.0%

(1)	Other expenditures consist of innovation and value-added platform, IT system, fixed-line services and procurement of miscellaneous assets, equipment and spare parts.

Our capital expenditure totaled RMB133.88 billion in 2015, which mainly consisted of investment in mobile services, broadband and data services, and infrastructure and transmission network. In 2015, capital expenditure attributable to mobile services was RMB61.02 billion; capital expenditure attributable to broadband and data services was RMB33.76 billion; capital expenditure attributable to infrastructure and transmission network was RMB31.16 billion.

We expect to continue incurring significant capital expenditure in 2016. We expect our capital expenditure in 2016 to include primarily investments in 4G services and fixed-line broadband services as well as infrastructure and transmission networks that support the development of our 4G services and fixed-line broadband services.

We expect to fund our capital expenditure needs through a combination of cash generated from operating activities, granted and unused banking facilities and other available financing sources. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected” under Item 3.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Wang Xiaochu	57	Chairman of the Board of Directors and Chief Executive Officer
Lu Yimin	52	Executive Director and President
Li Fushen	53	Executive Director and Chief Financial Officer
Zhang Junan	59	Executive Director and Senior Vice President

Name	Age	Position
Cesareo Alierta Izuel	70	Non-Executive Director
Cheung Wing Lam Linus	67	Independent Non-Executive Director
Wong Wai Ming	58	Independent Non-Executive Director
Chung Shui Ming Timpson	64	Independent Non-Executive Director
Law Fan Chiu Fun Fanny	63	Independent Non-Executive Director
Jiang Zhengxin	58	Senior Vice President
Shao Guanglu	51	Senior Vice President
Xiong Yu	46	Senior Vice President

Mr. Wang Xiaochu was appointed in September 2015 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Wang, a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province; Director General of the Tianjin Posts and Telecommunications Administration; Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited; Vice President of China Mobile Communications Corporation; an Executive Director, Chairman and Chief Executive Officer of China Telecom Corporation Limited; President and Chairman of China Telecommunications Corporation; and Chairman and a Non-executive Director of China Communications Services Corporation Limited. Mr. Wang has served as a Director of Telefónica (listed on various stock exchanges including Madrid, New York and London) since September 2015. Mr. Wang also serves as the Chairman of China United Network Communications Group Company Limited, A Share Company and CUCL. Mr. Wang has extensive experience in management and telecommunications industry.

Mr. Lu Yimin was appointed as an Executive Director of the Company in October 2008 and President of the Company in February 2009. Mr. Lu, a researcher level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1985 and then was awarded a master’s degree in public administration by the John F. Kennedy School of Government at Harvard University. Mr. Lu joined Netcom Group in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc. in the U.S.) since May 2008 and the Deputy Chairman of PCCW Limited since November 2011. Mr. Lu has served as a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also a Director and President of A Share Company, and a Director and President of CUCL. Mr. Lu has extensive experience in administration and business management in the government and the telecommunications industry.

Mr. Li Fushen was appointed in March 2011 as an Executive Director and Chief Financial Officer of the Company. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master’s degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom since September 2005 and has served as Executive Director of China Netcom since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. From February 2009 to March 2011, Mr. Li served as a Senior Vice President of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.) since July 2007, and a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Li is a Vice President and Chief Accountant of Unicom Group, a Director of A Share Company, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Zhang Junan was appointed in August 2014 as an Executive Director. Mr. Zhang was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Zhang graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master’s degree in business administration from the Australian National University in 2002 and a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2008. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Limited. Mr. Zhang joined the China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). From April 2006 to October 2008, Mr. Zhang served as the Executive Director of the Company. Mr. Zhang has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc. in the U.S.) since August 2014. In addition, Mr. Zhang serves as a Non-Executive Director of China Communications Services Corporation Limited (listed on the Hong Kong Stock Exchange). Mr. Zhang also serves as a Vice President of Unicom Group, a Director of A Share Company, as well as Director and Senior Vice President of CUCL. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Cesareo Alierta Izuel was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta has been a member of the Board of Directors of Telefónica (listed on various stock exchanges including Madrid, New York and London) from January 1997. Mr. Alierta is a member of the Board of Directors of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London) and a member of the Board of trustees of the Caixa d’Estalvis i Pensions de Barcelona “la Caixa” Banking Foundation. He is also the Chairman of the Social Board of the UNED (National Long Distance Spanish University), the Chairman of the Consejo Empresarial para la Competitividad (Business Competitiveness Council) and a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts’ Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Between July 2000 and April 2016, he served as an Executive Chairman of Telefónica. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. From April 2008 to December 2013 he was a member of the Board of Directors of Telecom Italia, S.p.A. In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree in business administration at the University of Columbia (New York) in 1970.

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

Mr. Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was the Chief Executive Officer and Executive Director of Roly International Holdings Limited and an Executive Director of Linmark Group Limited (currently known as Daohe Global Group Limited and listed on the Hong Kong Stock Exchange). Mr. Wong served as a Non-Executive Director of Linmark Group Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of the Hong Kong Stock Exchange. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

Mr. Chung Shui Ming Timpson was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 12th Chinese People’s Political Consultative Conference. He is also the Chairman of the Advisory Committee on Arts Development. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, Henderson Land Development Company Limited, China Construction Bank Corporation, Jinmao Investments and Jinmao (China) Investments Holdings Limited (all listed on the Hong Kong Stock Exchange). Mr. Chung is also an Independent Director of China State Construction Eng. Corp. Ltd. (listed on the Shanghai Stock Exchange). From October 2004 to October 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Nine Dragons Paper (Holdings) Limited, an Independent Director of China Everbright Bank Company Limited and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Mrs. Law Fan Chiu Fun Fanny was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation, a Deputy of the Hong Kong Special Administrative Region, or HKSAR, to the National People’s Congress of the People’s Republic of China, a Member of the Executive Council of the Government of HKSAR, the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited and DTXS Silk Road Investment Holdings Company Limited (formerly known as “UDL Holdings Limited”) (both listed on the Hong Kong Stock Exchange) and an Independent Non-Executive Director of Nameson Holdings Ltd. Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in Education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.

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

Mr. Xiong Yu was appointed as Senior Vice President of the Company in October 2014. Mr. Xiong is a senior engineer. He received a bachelor’s degree in radio technology from Southeast University in 1991 and a master’s degree in business administration from Central South University in 2009. Mr. Xiong joined China United Telecommunications Corporation in January 2003. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (Unicom Group). Mr. Xiong was General Manager of Chenzhou Branch, General Manager of Changsha Branch, General Manager of Nanjing Branch, General Manager of Hubei Branch, as well as General Manager of Marketing and Sales Department of Unicom Group. Mr. Xiong also serves as a Vice President of Unicom Group. Mr. Xiong has worked in the telecommunications industry for a long period of time and has extensive management experience.

B.	Compensation

The aggregate compensation and other benefits paid by us to our directors as a group in 2015 was approximately RMB4.488 million, which included the retirement benefits in the amount of approximately RMB391,000. Each of our executive directors participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. As of the date of this annual report, none of our directors hold any outstanding options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option scheme.

Name	Compensation for 2015
(RMB in thousands)
Directors
Wang Xiaochu(1)	232
Chang Xiaobing(2)	456
Lu Yimin	676
Li Fushen	610
Zhang Junan	610
Cesareo Alierta Izuel	241
Cheung Wing Lam Linus	330
Wong Wai Ming	338

Name	Compensation for 2015
John Lawson Thornton(3)	56
Chung Shui Ming Timpson	330
Cai Hongbin	311
Law Fan Chiu Fun Fanny	298

Total	4,488

(1)	Mr. Wang Xiaochu was appointed as executive director on September 1, 2015.
(2)	Mr. Chang Xiaobing resigned as executive director on August 24, 2015 as Mr. Chang was appointed the chairman of China Telecommunications Corporation. In December 2015, the Central Commission for Discipline Inspection of the Communist Party of China and the Ministry of Supervision of the PRC initiated an investigation on Mr. Chang for alleged unlawful conduct and violations of the disciplinary rules of the Communist Party of the PRC. As of April 14, 2016, the relevant investigating authorities had not notified us of the incidents underlying the investigation.
(3)	Mr. John Lawson Thornton resigned as executive director on March 4, 2015.
(4)	Mr. Cai Hong resigned as executive director on November 25, 2015.

C.	Board Practices

General

Pursuant to our articles of association, at each annual general meeting, one-third of our directors retire from office by rotation. The retiring directors are eligible for re-election. The Board may at any time appoint a new director to fill a vacancy or as an additional director. The Board may also appoint and remove our executive officers. No benefits are payable to our directors or executive officers upon termination of their service with us in accordance with the provisions of their service agreements, except certain statutory compensation. The following table sets forth certain information concerning our current directors and former directors who resigned in 2015.

Name	Appointment Date	Re-appointment Date	Resignation or Retirement Date
Current Directors

Wang Xiaochu	September 1, 2015	—	—

Lu Yimin	October 15, 2008	May 26, 2009, May 24, 2011 and April 16, 2014	—

Li Fushen	March 30, 2011	May 24, 2011 and May 21, 2013	—

Zhang Junan	August 8, 2014	May 8, 2015	—

Cesareo Alierta Izuel	October 15, 2008	May 26, 2009, May 24, 2011, May 21, 2013 and May 8, 2015	—

Cheung Wing Lam Linus	May 12, 2004	May 12, 2006, May 16, 2008, May 12, 2010, May 29, 2012 and April 16, 2014	—

Wong Wai Ming	January 19, 2006	May 12, 2006, May 26, 2009, May 24, 2011 and April 16, 2014	—

Chung Shui Ming Timpson	October 15, 2008	May 26, 2009, May 29, 2012 and May 8, 2015	—

Law Fan Chiu Fun Fanny	November 21, 2012	May 21, 2013	—

Former Directors

Chang Xiaobing(1)	December 21, 2004	May 12, 2006, May 26, 2009, May 29, 2012 and May 8, 2015	August 24, 2015

John Lawson Thornton	October 15, 2008	May 26, 2009, May 29, 2012 and April 16, 2014	March 4, 2015

Cai Hongbin	May 13, 2010	May 24, 2011 and May 21, 2013	November 25, 2015

(1)	Mr. Chang Xiaobing resigned as executive director on August 24, 2015 as Mr. Chang was appointed the chairman of China Telecommunications Corporation.

Audit Committee

The audit committee reviews and supervises our financial reporting process, risk management and internal controls. The duties of the audit committee include, among others:

•	as the key representative body for overseeing our relationship with the independent auditor, considering and approving the appointment, resignation and removal of our independent auditor and the auditor’s fees;

•	reviewing our quarterly, interim and annual financial statements before submission to the board of directors;

•	coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits;

•	reviewing any correspondence from the independent auditor to our management and the responses of our management;

•	reviewing the relevant reports concerning our risk management, internal controls and procedures;

•	discussing our risk management and internal control system with our management to ensure that our management performs its duties to have effective systems in place;

•	pre-approving the audit and non-audit services to be provided by the external auditor, and determining whether any non-audit services would affect the independence of the auditor;

•	discussing with our management the schedule and procedures for the rotation of the partner of the auditing firm who will principally be responsible for the audit of our company and the partners who will actively participate in the audit of our company;

•	supervising the internal audit department, which will directly report to the committee; and

•	having the right to approve the appointment or removal of the head of internal audit department.

As of April 14, 2016, the members of the audit committee were Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Cheung Wing Lam Linus, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive directors of our company.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of options and other matters relating to compensation. The primary duties of the remuneration committee include considering and approving the remuneration policies and structure for directors’ and senior management’s remuneration, considering and making recommendations to the Board regarding the remuneration packages of the directors and senior management, and considering and approving our Company’s share option schemes. The remuneration committee also conducts performance review of the Chief Executive Officer and determines the Chief Executive Officer’s year-end bonus pursuant to the performance target contract entered into between the Board and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance review and determination of performance-based year-end bonuses for the other members of our management, which is subject to the review of the remuneration committee. In addition, the remuneration committee consults the Chairman of the Board on the remuneration proposals for other executive directors. As of April 14, 2016, the members of the remuneration committee were Mr. Cheung Wing Lam Linus (Chairman of the remuneration committee), Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson, all being independent non-executive directors of our company.

Nomination Committee

The nomination committee meets regularly to consider the nomination of our directors and senior management personnel. The primary duties of the nomination committee are to (i) review the structure, size and composition (including skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement our corporate strategy; (ii) identify individuals suitably qualified to become Board members and select or make recommendations to the Board; (iii) formulate and review the policy of diversity of Board members as appropriate; (iv) give due regards to the benefits of diversity on the Board against the criteria set out in the policy of diversity of Board members when performing its duties; (v) assess the independence of independent non-executive directors; (vi) make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors; and (vii) provide opinion to the Board on candidates nominated by our Chief Executive Officer to become our senior management personnel and on changes to our senior management personnel. As of April 14, 2016, the members of the nomination committee were Mr. Chung Shui Ming Timpson (Chairman of the nomination committee), Mr. Wang Xiaochu, and Mrs. Law Fan Chiu Fun Fanny. Except for Mr. Wang Xiaochu, who is our Chairman and Chief Executive Officer, the other members of the nomination committee are independent non-executive directors of our company.

D.	Employees

As of December 31, 2013, 2014 and 2015, we had a total number of 283,596, 281,403 and 268,887 employees, respectively. The employees as of December 31, 2015 are classified by function as follows:

By Function	Number of Employees
Employees	231,299
Management and administration	21,956
Sales and customer service	79,075
Product and Marketing	19,467
Network construction and maintenance	76,140
Support	25,715
Others	8,946
Temporary employees	37,588

Total	268,887

E.	Share Ownership

As of April 14, 2016, our directors who own shares in our company are listed as follows:

Name	Capacity and Nature	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial Owner (Personal)	200,000	0.0008%
Chung Shui Ming Timpson	Beneficial Owner (Personal)	6,000	0.0000%

Apart from those disclosed herein, as of April 14, 2016, our other directors as a group do not own any shares in our company and none of our directors hold any outstanding options for our shares.

Stock Incentive Scheme

We adopted a share option scheme on April 16, 2014. The scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date, after which period no further option may be granted under the share option scheme, but the provisions of the share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the share option scheme. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the closing price of the shares on the HKSE on the grant date of such option; and (ii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of April 14, 2016, no options had been granted or agreed to be granted by us under the share option scheme.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 14, 2016, our controlling shareholder, Unicom Group, through its 17.90% direct interest in Unicom BVI, 62.74% direct interest in the A Share Company (which in turn holds 82.10% of Unicom BVI) and 100% direct interest in Unicom Group BVI, indirectly and beneficially owned approximately 17.8 billion shares of Unicom, or 74.36% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group’s shares are held by the SASAC and a group of companies, most of which are state-owned enterprises in China. Shares beneficially owned by Unicom Group do not carry voting rights different from our other issued shares.

As of April 14, 2016, most of our shareholders of record were located outside of the United States. In addition, as of April 14, 2016, there were approximately 33,648,662 ADSs outstanding, each representing 10 shares and together representing 1.41% of our total outstanding shares or 5.48% of our total outstanding shares not beneficially owned by our controlling shareholder.

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

Pursuant to the capital contribution agreement, the registered capital of the JV Company will be RMB3,000 million, and CUCL and Unicom Group agreed to invest RMB2,730 million and RMB270 million in the JV Company, which represent 91% and 9% of the total registered capital of the JV Company, respectively. The capital contribution agreement became effective upon approval from the CBRC on August 18, 2015.

Continuing Related Party Transactions under the 2010 Comprehensive Services Agreement and the 2013 Comprehensive Services Agreement

Under the two-step approach described under “A. History and Development of the Company — Two-Step Voting Arrangements” under Item 4, the continuing transactions between CUCL and Unicom Group under the comprehensive services agreement entered into in 2006 were amended, or the amended comprehensive services agreement, effective upon the completion of our merger with China Netcom, with CNC China added as party to such transactions. In January 2009, CNC China merged into CUCL. Pursuant to the amended comprehensive services agreement, Unicom Group agreed to provide certain services to CUCL and CNC China, being the supply of telephone cards, the provision of equipment procurement services, interconnection arrangements, the mutual provision of premises, the provision of international telecommunications network gateway, the provision of operator-based value-added services, the provision of value-added telecommunications services, the provision of “10010/10011” customer services, the provision of agency services and the provision of engineering design and technical services, until December 31, 2010.

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

On October 24, 2013, CUCL and Unicom Group entered into a new comprehensive services agreement, or the 2013 comprehensive services agreement, to renew the relevant continuing related party transactions under the 2010 comprehensive services agreement for a term of three years commencing on January 1, 2014 and expiring on December 31, 2016.

On August 21, 2015, CUCL and Unicom Group entered into an amendment agreement of the 2013 comprehensive services agreement to change the transaction caps for the comprehensive support services in 2015 and 2016 from RMB1 billion each to RMB2 billion and RMB3.5 billion, respectively. Other provisions of the original agreement remain the same.

Details of the continuing related party transactions under the 2010 comprehensive services agreement and the 2013 comprehensive services agreement are summarized below.

Telecommunications Resources Leasing

Unicom Group agrees to lease to CUCL certain international telecommunications resources and certain other telecommunications facilities required by CUCL for its operations.

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities, provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of the leased international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service to the leased telecommunications facilities. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any leased telecommunications facilities, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the leased telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis. In 2015, the total charges paid by CUCL to Unicom Group amounted to approximately RMB283 million.

Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities belonging to CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges payable by CUCL or Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such rental charges will not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. In 2015, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB929 million and the rental charges paid by Unicom Group to CUCL was negligible.

Provision of Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis. In 2015, the total revenue allocated to Unicom Group in relation to value-added services amounted to approximately RMB62 million.

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

The service charges due to Unicom Group will be settled on a monthly basis. In 2015, the total charges paid by CUCL to Unicom Group amounted to approximately RMB125 million.

Provision of Engineering Design and Construction Services

Unicom Group agrees to provide engineering design, construction and supervision services and IT services to CUCL. Engineering design services include planning and design, engineering inspection, telecommunications electronic engineering, telecommunications equipment engineering and corporate telecommunications engineering. Construction services include services relating to telecommunications equipment, telecommunications routing, power supplies, telecommunications conduit, and technical support systems. IT services include services relating to office automation, software testing, network upgrading, research and development, and development of support systems.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2015, the total charges paid by CUCL to Unicom Group amounted to approximately RMB5,018 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2015, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,504 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2015, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB1,455 million and the total services charges paid by Unicom Group to CUCL was RMB12 million.

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

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis. In 2015, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB107 million and the total services charges paid by Unicom Group to CUCL was negligible.

Transfer of Telecommunications Tower and Related Assets to the Tower Company

In October 2015, we, through our wholly own subsidiaries, CUCL and Unicom New Horizon entered into a transfer agreement with (i) China Mobile Communication Company Limited, a wholly owned subsidiary of China Mobile, (ii) China Telecom, (iii) China Reform Holding Company Limited, a wholly state-owned company, and (iv) the Tower Company, pursuant to which we, China Mobile and China Telecom sold certain telecommunications towers and related assets to the Tower Company, and the Tower Company would issue and allot shares in the Tower Company and/or pay certain cash as consideration for such transfers. In January 2016, CUCL and the Tower Company entered into a share subscription agreement to settle the number of share subscribed by CUCL and the amount of consideration. As of April 14, 2016, we, through CUCL, owned approximately 28.1% equity interest in the Tower Company, while China Mobile, China Telecom and China Reform Holding Company Limited owned approximately 38.0%, 27.9% and 6.0% equity interest in the Tower Company, respectively.

Arrangement Relating to Telecommunications Towers, Related Assets and Other Services

As of April 14, 2016, we, through CUCL, owned approximately 28.1% equity interest in the Tower Company, and therefore the Tower Company is treated as an related party to us. We are in the process of negotiating the final arrangements with the Tower Company with respect to our use of telecommunications towers and related assets of the Tower Company. Based on the preliminary negotiation results, we estimated that the usage fees to the Tower Company with respect to certain telecommunications towers and related assets in 2015 to be RMB2,926 million. In 2015, we also provided certain engineering design and construction services to Tower Company and the total service fees were RMB50 million.

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

Trademark Agreement

Unicom Group is the registered owner of the Unicom trademark in English, the trademark bearing the Unicom logo and the trademark of the word “Unicom” in Chinese , which are registered at the PRC State Trademark Bureau. Under a PRC trademark license agreement entered into on May 25, 2000 between Unicom Group and CUCL, CUCL and our affiliates were granted the right to use these trademarks on a royalty-free basis for an initial period of five years, renewable at the option of CUCL. CUCL has elected to renew the trademark license agreement and the trademark license agreement is currently valid. Under the terms of this agreement, we and our affiliates are the exclusive licensees of these trademarks, provided that Unicom Group may also license these trademarks to any of its existing or future subsidiaries. Unicom Group also agreed to license to CUCL any trademark that it registers in China in the future that incorporates the word “Unicom”.

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

Based on the Company’s financial position in 2015 and taking into account the development needs of the mobile and fixed-line broadband services, our board of directors recommended the payment of a final dividend of RMB0.17 per share for the year ended December 31, 2015, compared to RMB0.20 per share for the fiscal year ended December 31, 2014.

Item 9.	The Offer and Listing

Market Price Information

Our ADSs, each representing 10 ordinary shares, are listed and traded on the NYSE. Our ordinary shares are listed and traded on the HKSE. The NYSE and the HKSE are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ordinary shares on the HKSE and of our ADSs on the NYSE since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2011	17.40	11.04	22.39	14.11
2012	16.78	9.50	21.58	12.26
2013	13.34	9.51	17.40	12.21
2014	14.14	9.17	18.03	11.73
2015	15.46	9.08	19.80	11.53

Quarterly:
First Quarter, 2014	11.66	9.17	14.83	11.73
Second Quarter, 2014	12.72	10.00	16.27	12.89
Third Quarter, 2014	14.14	11.60	18.03	15.03
Fourth Quarter, 2014	11.82	10.10	15.36	13.11
First Quarter, 2015	13.22	10.40	17.02	13.49
Second Quarter, 2015	15.46	11.90	19.80	15.40
Third Quarter, 2015	12.20	9.55	15.64	12.40
Fourth Quarter, 2015	10.84	9.08	14.69	11.53
First Quarter, 2016	10.24	8.00	13.16	10.38

Monthly:
October 2015	10.84	9.49	14.69	12.24
November 2015	10.18	9.40	12.99	12.22
December 2015	9.68	9.08	12.45	11.53
January 2016	9.45	8.00	11.80	10.38
February 2016	9.06	8.06	11.71	10.44
March 2016	10.24	8.85	13.16	11.59
April 2016 (through April 14, 2016)	10.06	9.86	13.06	12.59

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Articles of Association

General

Under our Articles of Association, we have the capacity, rights, powers and privileges of a natural person and, in addition to and without limiting the forgoing, we may do anything which is permitted or required to be done by any enactment or rule of law. The following is a summary of selected provisions of our Articles of Association.

Directors

Material Interests and Voting

A director shall not vote (or be counted in the quorum) on any resolution of our board of directors in respect of any transaction, contract or arrangement or proposal in which he or any of his close associates (and if required by the HKSE Listing Rules, his other associates) (as defined in the HKSE Listing Rules) is materially interested, and if he shall do so, his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition does not apply to any transaction, contract, arrangement or other proposal for or concerning:

•	the giving of any security or indemnity either (i) to the director or any of his close associates (and if required by the HKSE Listing Rules, his other associates) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of Unicom or any of its subsidiaries or (ii) to a third party in respect of a debt or obligation of Unicom or any of its subsidiaries for which the director or any of his close associates (and if required by the HKSE Listing Rules, his other associates) has assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

•	an offer of shares or debentures or other securities of or by Unicom (or any other company which Unicom may promote or be interested in) where the director or any of his close associates (and if required by the HKSE Listing Rules, his other associates) is or will be an interested participant in the underwriting or sub-underwriting of the offer;

•	any transaction, contract or arrangement in which the director or any of his close associates (and if required by the HKSE Listing Rules, his other associates) is interested in the same manner as other holders of shares or debentures or other securities of Unicom by virtue only of his interest in shares or debentures or other securities of Unicom;

•	any other company in which the director or any of his close associates (and if required by the HKSE Listing Rules, his other associates) is interested only, whether directly or indirectly, as an officer or shareholder or in which the director or any of his close associates (and if required by the HKSE Listing Rules, his other associates) is beneficially interested in shares of that company, provided that he, together with any of his close associates (and if required by the HKSE Listing Rules, his other associates), is not beneficially interested in 5% or more of (i) the issued shares of any class of such company (or of any third company through which such interest is derived), or (ii) the voting rights attached to such issued shares or securities (excluding for the purpose of calculating such 5% interest, any indirect interest of such director or any of his close associates (and if required by the HKSE Listing Rules, his other associates) by virtue of Unicom’s interest in such company); or

•	the benefit of employees of Unicom or any of its subsidiaries, including (i) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to directors, their close associates (and if required by the HKSE Listing Rules, their other associates) and employees of Unicom or any of its subsidiaries and does not provide in respect of the director or any of his close associates (and if required by the HKSE Listing Rules, his other associates) any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or (ii) the adoption, modification or operation of any employee share scheme involving the issue or grant of options over shares or other securities by Unicom to, or for the benefit of, the employees of Unicom or its subsidiaries under which the director or any of his close associates (and if required by the HKSE Listing Rules, his other associates) may benefit.

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

The board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give donations, gratuities, pensions, allowances or emoluments to, any persons (i) who are or were at any time in the employment or service of Unicom, or of any company which is a subsidiary of Unicom, or is allied or associated with Unicom or with any such subsidiary company, or (ii) who are or were at any time directors or officers of Unicom or of any such other company above, and have or who have had any salaried employment or had held office in Unicom or such other company, and the wives, widows, families and dependents of any such persons. The board may also establish and subsidize or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well being of Unicom or of any such other company above or of any such persons above, and may make payments for or towards the insurance of any such persons, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. Any director holding any such employment or office is entitled to participate in, and retain for his own benefit, any such donation, gratuity, pension, allowance or emolument.

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

At any general meeting a resolution put to the vote of the meeting shall be decided on a poll is demanded by:

•	the Chairman of the meeting;

•	at least five members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and entitled to vote at the meeting; or

•	any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing in the aggregate not less than five per cent. of the total voting rights of all members having the right to attend and vote at the meeting;

provided that a resolution put to the vote of the meeting may be decided on a show of hands to the extent permitted by the Listing Rules and other applicable laws, rules and regulations.

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, every member who (being an individual) is present in person or by proxy or (being a corporation) is present by a representative duly authorized under Section 606 of the Companies Ordinance at any general meeting shall be entitled, on a show of hands, to one vote only and, on a poll, to one vote for every fully paid-up share of which he is the holder.

On a poll, votes may be given either personally or by proxy and a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Issue of Shares

A general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered in the first instance to all the holders for the time being of any class of shares in the capital of Unicom, in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the Directors, and Article 10 of our Articles of Association shall apply thereto.

Dividends

Subject to the Companies Ordinance and as set out in our Articles of Association, our shareholders at a general meeting may by ordinary resolution declare dividends but no dividend shall be declared in excess of the amount recommended by our board of directors.

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

All dividends unclaimed for one year after having become payable may be invested or otherwise made use of by the board for the benefit of Unicom until claimed. All dividends unclaimed for six years after having become payable may be forfeited by the board and will revert to Unicom.

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

The transfer agent and registrar for the shares is Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

Modification of Rights

Whenever the share capital of Unicom is divided into different classes of shares, the special rights attached to any class may, subject to the Company Ordinance, be varied or abrogated either with the consent in writing of the holders of not less than seventy-five per cent. of the total voting rights of holders of the shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst Unicom is a going concern or during or in contemplation of a winding up. To every such separate general meeting, all the provisions of our Articles of Association relating to general meetings and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons present in person or by proxy together holding at least one-third of the total voting rights of holders of the shares of the class (but so that, if at any adjourned meeting a quorum as above defined is not present, any one holder of shares of the class present in person or proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

Annual General and Extraordinary General Meetings

We must hold in each year a general meeting as our annual general meeting in accordance with Section 610 of the Company Ordinance in addition to any other meetings in that year. The annual general meeting is held at such time and place as may be determined by the board of directors and subject to our Articles of Association. All other general meetings are called extraordinary general meetings. The board of directors may call an extraordinary general meeting at any time or upon request from the members in accordance with the Companies Ordinance.

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

Changes in Capital

We may exercise any powers conferred or permitted by the Companies Ordinance to buy-back our own shares and warrants (including any redeemable share) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a buy-back made or to be made by any person of any shares or warrants in Unicom. Buy-backs of our own shares may be made either by way of a general offer to all shareholders in proportion to their shareholdings, by purchasing our shares on a stock exchange or by an off-market contract with individual shareholders. Any such share buy-back or financial assistance must be made or given in accordance with any relevant rules or regulations issued by the HKSE or the Securities and Futures Commission of Hong Kong.

We may, from time to time, on more than one occasion or at a specified time or in specified circumstances alter our share capital in accordance with the Company Ordinance and as the resolution shall prescribe. Subject to the Companies Ordinance, we may from time to time by ordinary resolution:

•	consolidate all of our shares into smaller number of shares than the existing number;

•	divide our shares into several classes and attach to them any preferential, deferred, qualified or special rights, privileges or conditions;

•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person, or have been forfeited in accordance with our Articles of Association;

•	sub-divide our shares into larger number of shares than the existing number; and

•	make provision for the issue and allotment of shares which do not carry any voting rights.

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

In addition to the contracts described in “B. Related Party Transactions” under Item 7, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:

•	the Capital Contribution Agreement, dated December 6, 2013, which became effective upon approval from the CBRC on August 18, 2015, between CUCL and Unicom Group to establish the JV Company;

•	the Transfer Agreement, dated October 14, 2015, among CUCL, Unicom New Horizon, China Mobile Communication Company Limited and its related subsidiaries, China Telecom Corporation Limited, China Reform Holding Company Limited and the Tower Company to sell certain telecommunications towers and related assets to the Tower Company; and

•	the Share Subscription Agreement, dated January 29, 2016, between CUCL and the Tower Company to subscribe shares of the Tower Company.

D.	Exchange Controls

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

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, including short-term and long-term debt obligations and convertible bonds, as well as the expected maturity profile of such instruments as of December 31, 2015.

	Expected Maturity							As of December 31, 2015
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Fixed rate	83,890	47	51	57	64	1.142	85,251	85,320
Average rate (1)	3.82%	1.08%	1.08%	1.08%	1.08%	1.08%	3.78%	—

U.S. dollar-denominated loans
Fixed rate	25	24	27	34	28	187	325	262
Average rate	0.26%	0.22%	0.21%	0.18%	0.13%	0.01%	0.17%	—

Euro-denominated loans
Fixed rate	21	17	33	4	4	29	108	108
Average rate	2.13%	2.09%	2.03%	1.69%	1.67%	1.43%	1.84%	—

RMB-denominated commercial papers
Fixed rate	19,945	—	—	—	—	—	19,945	19,945
Average rate	3.15%	—	—	—	—	—	3.15%	—

RMB-denominated corporate bonds
Fixed rate	—	2,000	—	—	—	—	2,000	2,111
Average rate	4.50%	4.50%	—	—	—	—	4.50%	—

U.S. dollar-denominated finance lease
Variable rate	45	45	—	—	—	—	90	90
Average rate	3.24%	3.24%	—	—	—	—	3.24%	—

RMB-denominated Amounts due to ultimate holding company
Fixed rate	1,344	—	—	—	—	—	1,344	1,344
Average rate	4.37%	—	—	—	—	—	4.37%	—

RMB-denominated promissory notes
Variable rate	2,499	18,977	17,951	—	—	—	39,427	40,659
Average rate	3.80%	4.63%	3.54%	—	—	—	4.08%	—

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2015.

For the year ended December 31, 2015, if there were 50 basis points increase/decrease in interest rates on the floating rate borrowings and short-term fixed rate borrowings while all other variables were held constant, the effect on profit after tax would have been approximately RMB395 million (2014: approximately RMB388 million; 2013: approximately RMB492 million).

Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC Government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. The PRC Government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars (which are pegged to the U.S. dollar), of our net assets, earnings and any declared dividends. For a detailed description of the unitary managed floating rate system used by the PRC Government to set foreign exchange rates, see “A. Selected Financial Data — Exchange Rate Information” under Item 3.

We are exposed to foreign currency risk primarily because we receive some of our revenue from our international operations and pay-related expenses in foreign currencies. As a result, our foreign currency exposure relates to our foreign currency-denominated debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies.

The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term bank deposits, short-term and long-term debt obligations, convertible bonds and capital commitments as of December 31, 2015 and the expected maturity profile of these debt obligations and capital commitments.

	Expected Maturity							As of December 31, 2015
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents
U.S. dollars	948	—	—	—	—	—	948	948
HK dollars	233	—	—	—	—	—	233	233
Japanese yen	6	—	—	—	—	—	6	6
Euro dollars	60	—	—	—	—	—	60	60
GBP	6	—	—	—	—	—	6	6
Singapore dollars	—	—	—	—	—	—	—	—
Short-term bank deposits
U.S. dollars	—	—	—	—	—	—	—	—
HK dollars	—	—	—	—	—	—	—	—
Liabilities:
U.S. dollar-denominated loans	25	24	27	34	28	187	325	262
Euro-denominated loans	21	17	33	4	4	29	108	108
HK dollar-denominated loans	—	—	—	—	—	—	—	—
U.S. dollar-denominated finance lease	45	45	—	—	—	—	90	90
Off-balance-sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	—	—	—	—	—	—	—	—

If the RMB had strengthened/weakened by 10% against the foreign currencies, relative to December 31, 2015, primarily with respect to U.S. dollars, HK dollars and Euro, while all other variables are held constant, the effect on profit after tax would be approximately RMB55 million (2014: approximately RMB4,473 million; 2013: approximately RMB3,661 million) for cash and cash equivalents, borrowings, convertible bonds and obligations under finance lease included in other obligations denominated in foreign currencies.

Risk Relating to Financial Assets at Fair Value through Other Comprehensive Income

The investments we hold are classified in the consolidated statement of financial position as financial assets at fair value through other comprehensive income. These investments are subject to equity price risk, which results primarily from changes in the level or volatility of underlying equity prices. One of our significant investments is denominated in Euro and the fair value of such investment is also subject to risks associated with fluctuations of foreign exchange rate between Euro and Renminbi (our functional currency). If either (i) the share price of our invested equity securities (in Euro) had increased/decreased by 10% or (ii) the exchange rate between Euro and Renminbi had changed by 10%, in each case, relative to December 31, 2015, while the other variable is held constant, we would have recorded additional change in fair value of approximately RMB428 million, net of tax, in our investment revaluation reserve. As of April 14, 2016, the change in the foreign exchange rate between Euro and Renminbi and, to a lesser extent, the change of the underlying equity price denominated in Euro resulted in a depreciation of the fair value of our relevant investment by approximately 3.77% from December 31, 2015. If Euro-related uncertainty remains, we may be subject to further gain/loss in the fair value of our investments denominated in Euro and our financial condition may be materially and adversely affected.

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

	ADR holders must pay:		For:
●	US$5.00 (or less) per 100 ADRs (or portion thereof)	●	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property
		●	Each cancellation of an ADR, including if the deposit agreement terminates
		●	Each distribution of securities, other than shares or ADRs, treating the securities as if they were shares for purpose of calculating fees
●	US$0.02 (or less) per ADR	●	Any cash distribution (not including cash dividend distribution)
●	Registration or transfer fees	●

Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong from an ADR holder’s name to the name of the depositary or its agent when the ADR holder deposits or withdraws shares

●	Expenses of the depositary	●	Conversion of Hong Kong dollars to U.S. dollars
		●	Cable, telex and facsimile transmission expenses
●	Taxes and other governmental charges the depositary or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary

From January 1, 2015 to December 31, 2015, we received from The Bank of New York Mellon a total of US$306,130.92, net of withholding tax, reimbursement for the expenses we incurred, including but not limited to, annual stock exchange listing fee, investor relations reimbursement, non-standard out-of-pocket maintenance costs for the ADR, charges incurred in connection with services provided for by third-party vendors, charges and out-of-pocket expenses for the servicing of non-registered holders. The Bank of New York Mellon also waived certain costs of US$131,294.77 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered shareholders. In addition, The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain limits and conditions.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I of the Exchange Act of 1934, as amended) as of December 31, 2015, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

As of December 31, 2015, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2015 was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2015, has been audited by KPMG, an independent registered public accounting firm, as stated in their report appearing on page F-2.

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

KPMG served as our principal accountant for the fiscal year ended December 31, 2013, 2014 and 2015. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for audit services, audit-related services, tax services and other services for each of the fiscal years 2014 and 2015:

	For the Year Ended December 31,
	2014	2015
	(in RMB thousands)
Audit services	63,253	63,821
Audit-related services	330	1,132
Tax services	30	49
Other	914	1,092

Total	64,527	66,094

Audit services include the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and its subsidiaries. Audit services in 2014 and 2015 also include audit work in connection with the audit of the Company’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. They also include performing agreed-upon procedures on quarterly financial statements and pre-issuance reviews of interim financial statements.

Audit-related services include other assurance and related services that can be reasonably provided by our principal accountant. In 2015, the provisions of audit-related services mainly include assurance and related services relating to the disposal of telecommunication towers and related assets to the Tower Company.

Tax services in 2015 included the assistance by KPMG on tax compliance matters.

Other services in 2015 included advisory services by KPMG on data recovery matters.

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

Our audit committee pre-approved all audit and non-audit services performed by our principal accountant for the years ended December 31, 2014 and 2015.

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

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors on its board of directors. As a listed company in Hong Kong, we are subject to the requirement under the HKSE Listing Rules that at least three members of our board of directors, who constitute at least one-third of the board of directors, be independent as determined under the HKSE Listing Rules. The standards for establishing independence under the HKSE Listing Rules differ from those set forth in the NYSE Listed Company Manual. We currently have four independent directors out of a total of nine directors.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unicom, dated January 27, 2000.(1)

1.2	Amended Articles of Association of Unicom (as amended on September 16, 2008).(12)

1.3	Amended Articles of Association of Unicom (as amended on May 24, 2011).(14)

1.4	Amended Articles of Association of Unicom (as amended on May 8, 2015).*

Exhibit Number	Description of Exhibit

2.1	Deposit Agreement, among Unicom, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.2	Form of specimen certificate for the shares.(1)

4.1	Reorganization Agreement between Unicom Group and CUCL, dated April 21, 2000 (together with English translation).(1)

4.2	Equity Transfer Agreement among Unicom Group, Unicom HK, Unicom BVI and Unicom, dated April 21, 2000.(1)

4.3	Trademark License Agreement between Unicom Group and CUCL, dated May 25, 2000 (together with English translation).(1)

4.4	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging, dated August 1, 2001 (together with English translation).(1)

4.5	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation) (3)

4.6	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New Century, dated November 20, 2002. (English translation) (3)

4.7	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation) (4)

4.8	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New World, dated November 20, 2003. (English translation) (4)

4.9	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004.(5)

4.10	Subscription Agreement between Unicom and SK Telecom, dated June 20, 2006.(6)

4.11	CDMA Network Capacity Lease Agreement among Unicom New Horizon, the A Share Company and Unicom Group, dated October 26, 2006.(7)

4.12	Transfer Agreement of the CDMA Network Capacity Lease Agreement between the A Share Company and CUCL, dated October 26, 2006. (English translation)(7)

4.13	Asset Transfer Agreement between CUCL and Unicom Group in connection with the acquisition of Unicom Guizhou, dated November 16, 2007. (English translation)(8)

4.14	Supplement Agreement among Unicom New Horizon, Unicom Group, CUCL and the A Share Company in connection with the acquisition of Unicom Guizhou and the 2006 CDMA Network Capacity Lease Agreement, dated November 16, 2007. (8)

4.15	CDMA Business Transfer Framework Agreement between us, CUCL and China Telecom dated as of June 2, 2008. (English translation)(8)

4.16	CDMA Business Disposal Agreement among Unicom, CUCL and China Telecom, dated July 27, 2008. (English summary)(12)

4.17	Business and Assets Transfer Agreement among Unicom Parent, Netcom Parent and the A Share Company, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.18	Transfer Agreement between the A Share Company and CUCL, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

Exhibit Number	Description of Exhibit

4.19	Network Lease Agreement between CUCL and Unicom New Horizon, relating to the lease of telecommunications networks in 21 provinces in southern China by CUCL from Unicom New Horizon, dated December 16, 2008. (English translation)(9)

4.20	Assets and Liabilities Transfer Agreement between CNC China and Netcom Group, dated June 23, 2004. (English translation)(10)

4.21	Asset Injection Agreement among Netcom Group, Unicom Group BVI, CNC China and China Netcom, dated June 29, 2004. (English translation)(10)

4.22	Letter of Undertakings by Netcom Group, dated September 5, 2005. (English translation)(10)

4.23	Restructuring Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.24	Non-Competition Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.25	Trademark Licensing Agreement among CNC China, Netcom Group and China Netcom, dated October 8, 2004. (English translation)(10)

4.26	Conditional Sale and Purchase Agreement among China Netcom, Unicom Group BVI and Netcom Group, relating to the acquisition of CNC New Horizon BVI, dated September 12, 2005.(12)

4.27	Asset Transfer Agreement between China Netcom and Netcom Group, relating to the sale of China Netcom’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality, dated January 15, 2007.(12)

4.28	Domestic Interconnection Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.29	International Long-distance Voice Services Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.30	Engineering and Information Technology Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.31	Master Sharing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.32	Property Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.33	Materials Procurement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.34	Ancillary Telecommunications Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.35	Support Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.36	Telecommunications Facilities Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.37	Information and Communications Technology Agreement between China Netcom System Integration and Netcom Group, dated November 6, 2007. (English translation)(12)

4.38	Equity Interest Transfer Agreement between China Netcom Group System Integration and China Netcom Group Beijing Communications Corporation, relating to the acquisition of Design Institute, dated December 5, 2007. (English translation)(11)

Exhibit Number	Description of Exhibit

4.39	Framework Agreement for Interconnection Settlement between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.40	Framework Agreement for Engineering and Information Technology Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.41	Framework Agreement for Property Leasing Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.42	Framework Agreement for Ancillary Telecommunications Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.43	Framework Agreement for Support Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.44	Framework Agreement for Telecommunications Facilities Leasing between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.45	Comprehensive Services Agreement between Unicom Group and the A Share Company, dated August 12, 2008. (English translation)(12)

4.46	Transfer Agreement among the A Share Company, CUCL and CNC China, in connection with the Comprehensive Services Agreement, dated August 12, 2008. (English translation)(12)

4.47	Merger Agreement between CUCL and CNC China, relating to the merger between CUCL and CNC China, dated October 15, 2008. (English translation)(12)

4.48	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009. (12)

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009.(12)

4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009.(12)

4.51	Subscription Agreement between China Unicom (Hong Kong) Limited and Telefónica, dated September 6, 2009. (13)

4.52	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009.(13)

4.53	Irrevocable Offer by SK Telecom, dated September 25, 2009.(13)

4.54	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009.(13)

4.55	Share Repurchase Agreement, dated November 3, 2009.(13)

4.56	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009.(13)

4.57	2011-2012 Network Lease Agreement between Unicom New Horizon and CUCL, dated October 29, 2010. (English translation)(14)

4.58	2010 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 29, 2010. (English translation)(14)

4.59	Agreement to Enhance the Strategic Alliance between China Unicom (Hong Kong) Limited and Telefónica, dated January 23, 2011.(14)

4.60	Transfer Agreement between Unicom A Share Company and CUCL, dated November 21, 2012. (English translation)(15)

Exhibit Number	Description of Exhibit

4.61	2013 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 24, 2013. (English translation)(16)

4.62	Share Option Scheme, adopted by ordinary resolution of the Company on April 16, 2014. (16)

4.63	The Promoters’ Agreement among China Mobile Communication Company Limited, CUCL and China Telecom Corporation Limited regarding the establishment of China Communications Facilities Services Corporation Limited. (English translation)(17)

4.64	The Transfer Agreement among CUCL, Unicom New Horizon, China Mobile Communication Company Limited and its related subsidiaries, China Telecom Corporation Limited, China Reform Holding Company Limited and the Tower Company. (English translation)*

4.65	The Share Subscription Agreement between CUCL and the Tower Company, dated January 29, 2016. (English translation)*

4.66	The Capital Contribution Agreement between Unicom Group and CUCL, dated 6 December, 2013. (English translation)*

4.67	The amendment agreement to the 2013 comprehensive services agreement between Unicom Group and CUCL, dated August 21, 2015. (English translation)*

8.1	List of our significant subsidiaries.*

11.1	Code of Ethics for Senior Officers.(4)

11.2	Employee Code of Ethics. (English translation)(6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).*

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).*

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).*

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11938) filed with the SEC in connection with our initial public offering in June 2000.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-11952) filed with the SEC with respect to American Depositary Shares representing our shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2003.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2004.
(6)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2005.
(7)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2006.
(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2007.
(9)	Incorporated by reference to Schedule 13D/A (File No. 5-51154) filed by China Unicom Group Corporation (BVI) Limited, China Network Communications Group Corporation, China United Network Communications Group Company Limited, China United Telecommunications Corporation Limited, and China Unicom (BVI) Limited, filed on December 24, 2008.
(10)	Incorporated by reference to China Netcom’s Registration Statement on Form F-1 (File No. 333-119786) filed with the SEC in connection with its initial public offering in November 2004.

(11)	Incorporated by reference to China Netcom’s Annual Report on Form 20-F (File No. 1-32332) for the year ended December 31, 2007.
(12)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2008.
(13)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2009.
(14)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2010.
(15)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2012.
(16)	Incorporated by reference to our Annual Report on Form 20-F (File No.1-15028) for the year ended December 31, 2013.
(17)	Incorporated by reference to our Annual Report on Form 20-F (File No.1-15028) for the year ended December 31, 2014.
*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 21, 2016

CHINA UNICOM (HONG KONG) LIMITED

By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA UNICOM (HONG KONG) LIMITED:

We have audited the accompanying consolidated statement of financial position of China Unicom (Hong Kong) Limited and subsidiaries (together, the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited the Group’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting included in Item 15 on Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG

Hong Kong, China

March 16, 2016

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in millions)

		As of 31 December
	Note	2014	2015	2015
		RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	6	438,321	454,631	70,183
Lease prepayments	7	9,211	9,148	1,412
Goodwill	8	2,771	2,771	428
Interest in associates	12	3,037	31,997	4,939
Interest in joint venture		—	978	151
Amounts due from related parties	40	—	18,322	2,828
Deferred income tax assets	9	6,215	5,642	871
Financial assets at fair value through other comprehensive income	10	5,902	4,852	749
Other assets	13	23,041	25,335	3,912

		488,498	553,676	85,473

Current assets
Inventories and consumables	14	4,378	3,946	609
Accounts receivable	15	14,671	14,957	2,309
Prepayments and other current assets	16	10,029	10,864	1,677
Amounts due from related parties	40	12	2,846	440
Amounts due from domestic carriers		2,120	1,994	308
Financial assets at fair value through profit and loss		—	106	16
Short-term bank deposits	17	56	202	31
Cash and cash equivalents	18	25,308	21,755	3,358

		56,574	56,670	8,748

Total assets		545,072	610,346	94,221

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	19	179,101	179,102	27,649
Reserves	20	(19,482)	(20,734)	(3,201)
Retained profits
- Proposed final dividend	38	4,789	4,071	628
- Others		63,133	68,777	10,618

Total equity		227,541	231,216	35,694

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in millions)

		As of 31 December
	Note	2014	2015	2015
		RMB	RMB	US$
LIABILITIES
Non-current liabilities
Long-term bank loans	21	420	1,748	270
Promissory notes	22	21,460	36,928	5,701
Corporate bonds	24	2,000	2,000	309
Deferred income tax liabilities	9	17	18	3
Deferred revenue		1,497	2,005	309
Other obligations	25	217	357	55

		25,611	43,056	6,647

Current liabilities
Short-term bank loans	26	91,503	83,852	12,945
Commercial papers	27	9,979	19,945	3,079
Current portion of long-term bank loans	21	45	84	13
Current portion of promissory notes	22	—	2,499	386
Convertible bonds	23	11,167	—	—
Accounts payable and accrued liabilities	28	120,371	167,396	25,841
Taxes payable		1,466	3,163	488
Amounts due to ultimate holding company	40	1,622	1,437	222
Amounts due to related parties	40	3,542	3,930	607
Amounts due to domestic carriers		1,402	1,300	201
Dividend payable		771	920	142
Current portion of deferred revenue		462	394	61
Current portion of other obligations	25	2,698	2,797	432
Advances from customers		46,892	48,357	7,463

		291,920	336,074	51,880

Total liabilities		317,531	379,130	58,527

Total equity and liabilities		545,072	610,346	94,221

Net current liabilities		(235,346)	(279,404)	(43,132)

Total assets less current liabilities		253,152	274,272	42,341

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF INCOME

(All amounts in millions, except per share data)

		Year ended 31 December
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$
Revenue	29	295,038	284,681	277,049	42,769

Interconnection charges		(20,208)	(14,599)	(13,093)	(2,021)
Depreciation and amortization		(68,196)	(73,868)	(76,738)	(11,846)
Network, operation and support expenses	30	(33,704)	(37,851)	(42,308)	(6,531)
Employee benefit expenses	31	(31,783)	(34,652)	(35,140)	(5,425)
Costs of telecommunications products sold	32	(63,416)	(43,397)	(44,046)	(6,800)
Other operating expenses	33	(61,964)	(61,411)	(54,960)	(8,484)
Finance costs	34	(3,113)	(4,617)	(6,934)	(1,070)
Interest income		173	283	438	68
Share of loss of associates		—	—	(759)	(117)
Share of loss of joint venture		—	—	(42)	(6)
Other income – net	36	887	1,362	10,568	1,630

Income before income tax		13,714	15,931	14,035	2,167
Income tax expenses	9	(3,306)	(3,876)	(3,473)	(536)

Net income		10,408	12,055	10,562	1,631

Attributable to:
Equity shareholders of the Company		10,408	12,055	10,562	1,631

Earnings per share for income attributable to equity shareholders of the Company during the year:
Basic earnings per share	39	0.44	0.51	0.44	0.07

Diluted earnings per share	39	0.43	0.49	0.44	0.07

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in millions)

	Year ended 31 December
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net income	10,408	12,055	10,562	1,631

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	930	(619)	(1,050)	(162)
Tax effect on changes in fair value of financial assets through other comprehensive income	(240)	155	(1,129)	(174)

Changes in fair value of financial assets through other comprehensive income, net of tax	690	(464)	(2,179)	(336)

Remeasurement of net defined benefit liability, net of tax	(2)	(2)	20	3

	688	(466)	(2,159)	(333)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	(18)	(12)	60	9

Other comprehensive income for the year, net of tax	670	(478)	(2,099)	(324)

Total comprehensive income for the year	11,078	11,577	8,463	1,307

Total comprehensive income attributable to:
Equity shareholders of the Company	11,078	11,577	8,463	1,307

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total equity
Balance at January 1, 2013	2,311	173,473	79	651	(4,453)	25,752	572	(43,110)	54,230	209,505

Total comprehensive income for the year	—	—	—	—	690	—	—	(20)	10,408	11,078
Appropriation to statutory reserves	—	—	—	—	—	988	—	—	(988)	—
Equity-settled share option schemes:
-Value of employee services	—	—	—	50	—	—	—	—	—	50
-Issuance of shares upon exercise of options	17	1,731	—	(360)	—	—	—	(286)	—	1,102
-Transfer between reserves upon lapsing of options	—	—	—	(3)	—	—	—	—	3	—
Dividends relating to 2012	—	—	—	—	—	—	—	—	(2,836)	(2,836)

Balance at December 31, 2013	2,328	175,204	79	338	(3,763)	26,740	572	(43,416)	60,817	218,899

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in millions)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total Equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2013	2,328	175,204	79	338	(3,763)	26,740	572	(43,416)	60,817	218,899
Total comprehensive income for the year	—	—	—	—	(464)	—	—	(14)	12,055	11,577
Appropriation to statutory reserves	—	—	—	—	—	1,166	—	—	(1,166)	—
Equity-settled share option schemes under the predecessor Hong Kong Companies Ordinance:
-Issuance of shares upon exercise of options	—	19	—	(4)	—	—	—	(3)	—	12
Transition to no-par value regime on March 3, 2014 (Note 19)	175,302	(175,223)	(79)	—	—	—	—	—	—	—
Equity-settled share option schemes under the new Hong Kong Companies Ordinance:
-Issuance of shares upon exercise of options	1,471	—	—	(283)	—	—	—	(329)	—	859
-Transfer between reserves upon lapsing of options	—	—	—	(22)	—	—	—	—	22	—
Dividends relating to 2013 (Note 38)	—	—	—	—	—	—	—	—	(3,806)	(3,806)

Balance at December 31, 2014	179,101	—	—	29	(4,227)	27,906	572	(43,762)	67,922	227,541

Total comprehensive income for the year	—	—	—	—	(2,179)	—	—	80	10,562	8,463
Appropriation to statutory reserves	—	—	—	—	—	874	—	—	(874)	—
Appropriation to other reserve	—	—	—	—	—	—	—	2	(2)	—
Equity-settled share option schemes under the new Hong Kong Companies Ordinance:
-Issuance of shares upon exercise of options	1	—	—	—	—	—	—	—	—	1
-Transfer between reserves upon lapsing of options	—	—	—	(29)	—	—	—	—	29	—
Redemption of convertible bonds	—	—	—	—	—	—	(572)	572	—	—
Dividends relating to 2014 (Note 38)	—	—	—	—	—	—	—	—	(4,789)	(4,789)

Balance at December 31, 2015	179,102	—	—	—	(6,406)	28,780	—	(43,108)	72,848	231,216

Balance at December 31, 2015(in USD)	27,649	—	—	—	(989)	4,443	—	(6,655)	11,246	35,694

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in millions)

		Year ended 31 December
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$
Cash flows from operating activities
Cash generated from operations	(a)	86,610	97,062	91,169	14,074
Interest received		173	283	319	49
Interest paid		(5,082)	(4,631)	(4,943)	(763)
Income tax paid		(3,219)	(4,620)	(2,244)	(346)

Net cash inflow from operating activities		78,482	88,094	84,301	13,014

Cash flows from investing activities
Purchase of property, plant and equipment		(72,758)	(69,586)	(88,465)	(13,657)
Proceeds from disposal of property, plant and equipment and other assets		1,544	797	2,336	361
Dividends received from financial assets at fair value through other comprehensive income		176	353	365	56
Proceeds from disposal of financial assets at fair value through profit and loss		—	—	19	3
Dividends received from associates		—	—	10	2
Increase in short-term bank deposits		(22)	(1)	(3)	—
Purchase of other assets		(6,050)	(3,807)	(4,542)	(701)
Acquisition of financial assets at fair value through profit and loss		—	—	(66)	(10)
Acquisition of interest in associates		—	(3,075)	(8)	(1)
Acquisition of interest in joint venture		—	—	(1,000)	(155)

Net cash outflow from investing activities		(77,110)	(75,319)	(91,354)	(14,102)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in millions)

		Year ended 31 December
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from exercise of share options		1,102	871	1	—
Proceeds from commercial papers		49,938	19,885	30,000	4,631
Proceeds from short-term bank loans		135,713	158,259	139,663	21,560
Proceeds from long-term bank loans		—	—	1,920	296
Proceeds from ultimate holding company loan		1,344	—	1,344	207
Proceeds from related party loan		—	473	—	—
Proceeds from promissory notes		—	21,430	17,957	2,772
Repayment of commercial papers		(53,000)	(45,000)	(20,000)	(3,087)
Repayment of short-term bank loans		(109,500)	(161,007)	(149,072)	(23,013)
Repayment of long-term bank loans		(850)	(46)	(45)	(7)
Repayment of related party loan		—	—	(473)	(73)
Repayment of ultimate holding company loan		—	—	(1,344)	(207)
Repayment of convertible bond		—	—	(11,664)	(1,801)
Repayment of corporate bonds		(5,000)	—	—	—
Repayment of promissory notes		(15,000)	—	—	—
Repayment of finance lease		(135)	(161)	(217)	(33)
Dividends paid to equity shareholders of the Company	38	(2,686)	(3,677)	(4,643)	(717)

Net cash inflow/(outflow) from financing activities		1,926	(8,973)	3,427	528

Net increase/(decrease) in cash and cash equivalents		3,298	3,802	(3,626)	(560)
Cash and cash equivalents, beginning of year		18,250	21,506	25,308	3,907
Effect of changes in foreign exchange rate		(42)	—	73	11

Cash and cash equivalents, end of year	18	21,506	25,308	21,755	3,358

Analysis of the balances of cash and cash equivalents:
Cash balances		3	3	1	—
Bank balances		21,503	25,305	21,754	3,358

		21,506	25,308	21,755	3,358

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in millions)

(a)	The reconciliation of income before income tax to cash generated from operations is as follows:

	Year ended 31 December
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Income before income tax	13,714	15,931	14,035	2,167
Adjustments for:
Depreciation and amortization	68,196	73,868	76,738	11,846
Interest income	(173)	(283)	(120)	(19)
Finance costs	2,963	4,113	6,641	1,025
(Gain)/Loss on disposal of property, plant and equipment and other assets	(49)	1,064	(7,280)	(1,124)
Share-based compensation costs	50	—	—	—
Impairment losses for doubtful debts and write-down of inventories	4,219	3,958	4,054	626
Impairment losses for property, plant and equipment	129	65	29	5
Dividends from financial assets at fair value through other comprehensive income	(176)	(353)	(397)	(61)
Share of loss of associates	—	—	759	117
Share of loss of joint venture	—	—	42	7
Other investment loss	—	28	8	1

Changes in working capital:
Increase in accounts receivable	(4,911)	(2,927)	(3,666)	(566)
(Increase)/Decrease in inventories and consumables	(130)	675	(73)	(11)
Increase in other assets	(4,460)	(1,897)	(6,288)	(971)
Increase in prepayments and other current assets	(201)	(211)	(1,630)	(252)
Decrease/(Increase) in amounts due from related parties	7	(1)	2,905	449
Decrease /(Increase) in amounts due from domestic carriers	141	(1,523)	126	20
Increase/(Decrease) in accounts payable and accrued liabilities	533	5,451	(1,781)	(275)
Increase in taxes payable	227	2,068	5,126	792
Increase /(Decrease) in advances from customers	7,496	(2,949)	1,465	226
(Decrease)/Increase in deferred revenue	(420)	238	(81)	(13)
(Decrease)/Increase in other obligations	(18)	22	(17)	(3)
Decrease in amounts due to ultimate holding company	(277)	(12)	(185)	(29)
(Decrease)/Increase in amounts due to related parties	(591)	(161)	861	133
Increase/(Decrease) in amounts due to domestic carriers	341	(102)	(102)	(16)

Cash generated from operations	86,610	97,062	91,169	14,074

CHINA UNICOM (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, LTE FDD cellular voice, TD-LTE cellular voice and related value-added services are referred to as the “mobile service”. The services aforementioned other than the mobile service are hereinafter collectively referred to as the “fixed-line service”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

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

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Disposal of Telecommunications Towers and Related Assets

On July 11, 2014, the Company (through China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company)) entered into an agreement with China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”) and China Telecom Corporation Limited (“China Telecom”) to establish China Tower Corporation Limited (“Tower Company”). Pursuant to the agreement, the Company subscribed for 3.01 billion shares at a par value of RMB1.00 per share in the registered capital of Tower Company in cash, representing 30.1% of the registered capital of Tower Company.

On October 14, 2015, CUCL and Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile, China Telecom, China Reform Holdings Corporation Limited (“CRHC”), and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom will sell certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company (hereinafter referred to as the “Tower Assets Disposal”) in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC will make a cash subscription for shares of Tower Company.

The Tower Assets Disposal was completed on October 31, 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The first tranche of the Cash Consideration of RMB3,000 million payable by Tower Company was settled in February 2016. The remaining balance of the Cash Consideration is to be settled before December 31, 2017.

Upon the issuance of new shares by Tower Company, the Group, China Mobile, China Telecom and CRHC own 28.1%, 38.0%, 27.9% and 6.0% of Tower Company respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Statement of Compliance

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. These consolidated financial statements have been authorized for issue by the company’s board of directors on March 16, 2016.

2.2	Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance (“MOF”) of the PRC, which became effective from January 1, 2007 with certain transitional provisions. There are certain differences between the Group’s IFRSs financial statements and PRC financial statements. The principal adjustments made to the PRC financial statements to conform to IFRSs include the following:

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

(a)	Disposal of Telecommunications Towers and Related Assets

As stated in Note 1, on October 31, 2015, CUCL and Unicom New Horizon completed the Group’s Tower Assets Disposal with a total consideration of approximately RMB54,658 million.

The Tower Assets Disposal was accounted as an assets disposal. Since the Company owned 28.1% of the share capital of Tower Company, only 71.9% of the gain on the Group’s Tower Assets Disposal was recognized for the year ended December 31, 2015 with the remaining 28.1% of the aforesaid gain deferred over the remaining useful life of the Tower Assets related to the Group.

The details of the Tower Assets related to the Group as at the Completion Date and the gain on the Group’s Tower Assets Disposal were as follows:

Property, plant and equipment	37,632
Other current assets	829
Other non-current assets	3,017

The Group’s Tower Assets disposed of	41,478

Consideration	54,658
Relevant expenses and taxes	(320)

Gain on the Group’s Tower Assets Disposal	12,860

Deferred gain from the Group’s Tower Assets Disposal	(3,614)

Disposal gain recognized	9,246

(b)	Going Concern Assumption

As of December 31, 2015, current liabilities of the Group exceeded current assets by approximately RMB279.4 billion (2014: approximately RMB235.3 billion). Given the current global economic conditions and the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB346.4 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB227.2 billion was unutilized as of December 31, 2015; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(b)	Going Concern Assumption (Continued)

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2015 have been prepared on a going concern basis.

(c)	Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments

(i)	The following amendments to standards are mandatory for the first time for the financial year beginning January 1, 2015 and are applicable to the Group:

•	Amendments to IAS 19, “Defined benefit plans: Employee Contributions”

The amendments introduce a relief to reduce the complexity of accounting for certain contributions from employees or third parties under defined benefit plans. When the contributions are eligible for the practical expedient provided by the amendments, a company is allowed to recognize the contributions as a reduction of the service cost in the period in which the related service is rendered, instead of including them in calculating the defined benefit obligation. The amendments do not have an impact on these financial statements as the defined benefit plans operated by the Group are wholly funded by contributions from the Group and do not involve contributions from employees or third parties.

•	Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle

These two cycles of annual improvements contain amendments to nine standards with consequential amendments to other standards. Among them, IAS 24, “Related party disclosures” has been amended to expand the definition of a “related party” to include a management entity that provides key management personnel services to the reporting entity, and to require the disclosure of the amounts incurred for obtaining the key management personnel services provided by the management entity. These amendments do not have an impact on the Group’s related party disclosures as the Group does not obtain key management personnel services from management entities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)

(ii)	Up to the date of issue of these financial statements, the IASB issued certain amendments and new standards which are not yet effective for the year ended December 31, 2015 and which have not been adopted in these financial statements except IFRS 9 “Financial instruments” was early adopted by the Group on January 1, 2011. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IFRS 10 and IAS 28, “Sale or contribution of assets between an investor and its associate or joint venture”	January 1, 2016
Amendments to IFRS 11, “Accounting for acquisitions of interests in joint operations”	January 1, 2016
Amendments to IAS 1, “Disclosure initiative”	January 1, 2016
Amendments to IAS 16 and IAS 38, “Clarification of acceptable methods of depreciation and amortization”	January 1, 2016
Amendments to IAS 27, “Equity method in separate financial statements”	January 1, 2016
Amendments to IFRS 10, IFRS 12, IAS 28, “Investment entities: Applying the consolidation exception”	January 1, 2016
IFRS 15, “Revenue from Contracts with Customer”	January 1, 2018

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

Business combination of entity and business under common control of the Group after 2005 was accounted for using merger accounting. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.4	Associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A joint venture is an arrangement whereby the Group and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment. The Group’s share of the post-acquisition post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statement of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized as other comprehensive income in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture.

Unrealized profits and losses resulting from transactions between the Group and its associates and joint venture are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method.

In all other cases, when the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

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

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the statement of financial position date;

•	Income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognized in other comprehensive income and as a separate component of equity into other reserve.

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

For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB6.4778 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2015. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2015 or at any other date. The US$ convenience translation is not required under IFRS and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

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

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiaries at the date of acquisition before the adoption of IFRS 3 (Revised). Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of business combination in which the goodwill arose.

2.9	Lease Prepayments

Lease prepayments represent payments for land use rights. Lease prepayments for land use rights are stated at cost initially and amortized on a straight-line basis over the lease period.

2.10	Other Assets

Other assets mainly represent (i) computer software; (ii) prepaid rental for premises, leased lines and electricity cables; (iii) capitalized installation costs of fixed-line services and (iv) capitalized direct incremental costs for activating broadband subscribers.

(i)	Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives on a straight-line basis.

(ii)	Long-term prepaid rental for premises, leased lines and electricity cables are amortized using a straight-line method over the lease period.

(iii)	Capitalized installation costs of fixed-line services are deferred and expensed to the statement of income over the expected customer service period of 10 years except when the direct incremental costs exceed the corresponding installation fees. In such cases, the excess of the direct incremental costs over the installation fees is recorded immediately as expenses in the statement of income.

(iv)	Capitalized direct incremental costs for activating broadband subscribers mainly include the costs of installing broadband terminals at customer’s homes for the provision of broadband service. Such costs are amortized over the service period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.11	Financial Assets

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

Assets that have an indefinite useful life or are not yet available for use are not subject to amortization and are tested for impairment at each statement of financial position date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that impairment losses were previously recognized are reviewed for possible reversal of the impairment at each reporting date.

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

If the convertible bonds is converted, the equity component, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital as consideration for the shares issued. If the convertible bonds is redeemed, the equity component is released directly to other reserve.

2.19	Deferred Revenue, Advances from Customers and Subscriber Points Reward Program

(a)	Deferred revenue

Deferred revenue mainly represents upfront non-refundable fee, including installation fees of fixed-line service, which are deferred and recognized over the expected customer service period. Deferred revenue expected to be recognized in one year or less is classified as current liabilities. If not, they are presented as non-current liabilities.

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

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

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

In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured with sufficient regularity and the movement of the remeasurement is recognized in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As of December 31, 2015, the amount of the liability was RMB91 million (2014: RMB105 million).

(e)	Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the grant date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each statement of financial position date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognizes the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity.

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

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

(b)	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income or loss, it is not recognized as deferred income tax. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each statement of financial position date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each statement of financial position date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

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

The Group’s finance department at its headquarter is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2013, 2014 and 2015, the Group had not entered into any forward exchange contracts or currency swap contracts.

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2014 and 2015.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

	2014			2015
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:
- denominated in HK dollars	1,286	0.79	1,016	278	0.84	233
- denominated in US dollars	107	6.12	657	146	6.49	948
- denominated in Euro	5	7.46	39	8	7.10	60
- denominated in Japanese Yen	44	0.05	2	119	0.05	6
- denominated in GBP	1.2	9.54	11	0.6	9.62	6

Sub-total			1,725			1,253

Financial assets at fair value through other comprehensive income:
- denominated in Euro	765	7.46	5,706	657	7.10	4,665

Total			7,431			5,918

Borrowings:
- denominated in HK dollars	62,686	0.79	49,452	—	0.84	—
- denominated in US dollars	54	6.12	329	50	6.49	325
- denominated in Euro	18	7.46	136	15	7.10	108

Sub-total			49,917			433

Convertible bonds:
- denominated in US dollars	1,825	6.12	11,167	—	6.49	—

Obligations under finance lease:
- denominated in US dollars	47	6.12	286	14	6.49	90

Total			61,370			523

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China.

As of December 31, 2015, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars, Euro, Japanese Yen and GBP, while all other variables are held constant, the effect on income after tax would be approximately RMB55 million (2013: approximately RMB3,661 million; 2014: approximately RMB4,473 million) for cash and cash equivalents, borrowings, convertible bonds and obligations under finance lease included in other obligations denominated in foreign currencies, and the effect on other comprehensive income, net of tax impact, would be approximately RMB467 million (2013: approximately RMB480 million; 2014: approximately RMB428 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated statement of financial position as financial assets at fair value through other comprehensive income.

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As of December 31, 2015, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income, net of tax impact, would be approximately RMB 467 million (2013: approximately RMB480 million; 2014: approximately RMB428 million).

(iii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and related parties loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2014 and 2015, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2014 and 2015.

As of December 31, 2015, the Group had approximately RMB105,343 million (2014: approximately RMB103,586 million) of floating rate borrowings and short-term fixed rate borrowings and approximately RMB43,599 million (2014: approximately RMB35,091 million) of long-term fixed rate borrowings.

For the year ended December 31, 2015, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had increased/decreased 50 basic points while all other variables are held constant, the effect on income after tax is approximately RMB395 million (2013: approximately RMB492 million; 2014: approximately RMB388 million).

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

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time from the end of the period under review to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Carrying amounts

At December 31, 2014
Long-term bank loans	49	45	142	246	465
Corporate bonds	90	90	2,039	—	2,000
Promissory notes	975	3,433	19,445	—	21,460
Other obligations	2,706	89	69	65	2,915
Accounts payable and accrued liabilities	120,371	—	—	—	120,371
Amounts due to related parties	3,548	—	—	—	3,542
Amounts due to ultimate holding company	1,655	—	—	—	1,622
Amounts due to domestic carriers	1,402	—	—	—	1,402
Convertible bonds	11,319	—	—	—	11,167
Commercial papers	10,243	—	—	—	9,979
Short-term bank loans	92,889	—	—	—	91,503

	245,247	3,657	21,695	311	266,426

At December 31, 2015
Long-term bank loans	109	114	387	1,964	1,832
Corporate bonds	90	2,039	—	—	2,000
Promissory notes	4,071	20,082	18,443	—	39,427
Other obligations	2,816	285	17	66	3,154
Accounts payable and accrued liabilities	167,396	—	—	—	167,396
Amounts due to related parties	3,930	—	—	—	3,930
Amounts due to ultimate holding company	1,470	—	—	—	1,437
Amounts due to domestic carriers	1,300	—	—	—	1,300
Commercial papers	20,482	—	—	—	19,945
Short-term bank loans	85,095	—	—	—	83,852

	286,759	22,520	18,847	2,030	324,273

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(b) for details.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.2	Capital risk management

The Group’s objectives when managing capital are:

•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.

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

The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest-bearing debts over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, convertible bonds, corporate bonds, obligations under finance lease, and certain amounts due to ultimate holding company and related parties, as shown in the consolidated statement of financial position. Total equity represents equity attributable to equity shareholders of the Company as shown in the consolidated statement of financial position.

The Group’s debt-to-capitalization ratios are as follows:

	2014	2015
Interest-bearing debts:
- Commercial papers	9,979	19,945
- Short-term bank loans	91,503	83,852
- Long-term bank loans	420	1,748
- Promissory notes	21,460	36,928
- Convertible bonds	11,167	—
- Corporate bonds	2,000	2,000
- Obligations under finance lease included in other obligations	118	268
- Amounts due to related parties	473	—
- Amounts due to ultimate holding company	1,344	1,344
- Current portion of long-term bank loans	45	84
- Current portion of promissory notes	—	2,499
- Current portion of obligations under finance lease	168	274

	138,677	148,942

Total equity:
- Equity attributable to equity shareholders of the Company	227,541	231,216

Interest-bearing debts plus total equity	366,218	380,158

Debt-to-capitalization ratio	37.9%	39.2%

The increase in debt-to-capitalization ratio during 2015 resulted primarily from the increase in interest-bearing debts.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, financial assets at fair value through other comprehensive income, financial assets at fair value through profit and loss, accounts receivable, receivable for the sales of mobile handsets, amounts due from related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, convertible bonds, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a)	Financial assets and liabilities measured at fair value

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuation: observable inputs which fail to meet level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available

•	Level 3 valuation: fair value measured using significant unobservable inputs

The following table presents the Group’s assets that are measured at fair value at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities
-Listed	5,879	—	—	5,879
-Unlisted	—	—	23	23

	5,879	—	23	5,902
Prepayments and other current assets
- Equity securities
-Listed	13	—	—	13

Total	5,892	—	23	5,915

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(a)	Financial assets and liabilities measured at fair value(continued)

The following table presents the Group’s assets that are measured at fair value at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities
-Listed	4,829	—	—	4,829
-Unlisted	—	—	23	23

	4,829	—	23	4,852
Financial assets at fair value through profit and loss
- Equity securities
-Unlisted	—	—	106	106

Total	4,829	—	129	4,958

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

During the years ended December 31, 2013, 2014 and 2015, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as of the end of the reporting period in which they occur.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(b)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as of December 31, 2014 and 2015. Their carrying amounts, fair values and the level of fair values hierarchy are disclosed below:

	Carrying amount as of December 31, 2014	Fair value as of December 31, 2014	Carrying amount as of December 31, 2015	Fair value as of December 31, 2015	Fair value measurement as of December 31, 2015 categorized into
					Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	420	392	1,748	1,752	—	—	1,752
Non-current portion of Promissory notes	21,460	21,924	36,928	38,141	—	—	38,141
Corporate bonds	2,000	2,045	2,000	2,111	—	—	2,111
Convertible bonds	11,167	11,183	—	—	—	—	—

The fair value of the non-current portion of long-term bank loans is based on cash flows discounted using rates based on the market rates ranging from 1.81% to 4.08% (2014: 2.34% to 3.23%) per annum.

The fair value of the Group’s non-current portion of promissory notes is computed based on the expected cash flows of principal and interests payment discounted at market rates ranging from 2.84% to 5.62% (2014: 4.04% to 4.60%) per annum.

The fair value of the corporate bonds is based on cash flows discounted using rates based on the market rate of 2.35% (2014: 4.60%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortized cost approximated their fair values as of December 31, 2014 and 2015 due to the nature or short maturity of those instruments.

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

The fair value of subscriber points reward is estimated based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each statement of financial position date, and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.

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

For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose and allowance for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB5,642 million as of December 31, 2015. Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

6.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the years ended December 31, 2014 and 2015 are as follows:

	2014
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	64,915	848,445	18,669	3,930	59,096	995,055
Additions	108	184	350	336	82,263	83,241
Transfer from CIP	3,848	72,445	1,004	614	(77,911)	—
Transfer to other assets	—	—	—	—	(4,704)	(4,704)
Disposals	(103)	(38,240)	(915)	(451)	(5)	(39,714)

End of year	68,768	882,834	19,108	4,429	58,739	1,033,878

Accumulated depreciation and impairment:
Beginning of year	(24,241)	(524,392)	(12,704)	(1,969)	(124)	(563,430)
Charge for the year	(3,193)	(64,407)	(1,587)	(818)	—	(70,005)
Impairment loss	—	(10)	—	—	(55)	(65)
Disposals	95	36,515	880	448	5	37,943

End of year	(27,339)	(552,294)	(13,411)	(2,339)	(174)	(595,557)

Net book value:
End of year	41,429	330,540	5,697	2,090	58,565	438,321

Beginning of year	40,674	324,053	5,965	1,961	58,972	431,625

6.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2015
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	68,768	882,834	19,108	4,429	58,739	1,033,878
Additions	253	1,494	503	344	131,005	133,599
Transfer from CIP	2,859	78,812	912	586	(83,169)	—
Transfer to other assets	—	—	—	—	(6,000)	(6,000)
Disposals	(77)	(54,410)	(853)	(433)	(76)	(55,849)
Disposal of the Group’s Tower Assets to Tower Company	(8,834)	(69,735)	(206)	(1,048)	(2,898)	(82,721)

End of year	62,969	838,995	19,464	3,878	97,601	1,022,907

Accumulated depreciation and impairment:
Beginning of year	(27,339)	(552,294)	(13,411)	(2,339)	(174)	(595,557)
Charge for the year	(3,152)	(63,734)	(1,577)	(901)	—	(69,364)
Impairment loss	—	(22)	—	—	(7)	(29)
Disposals	56	50,231	798	424	76	51,585
Disposal of the Group’s Tower Assets to Tower Company	3,823	40,575	131	560	—	45,089

End of year	(26,612)	(525,244)	(14,059)	(2,256)	(105)	(568,276)

Net book value:
End of year	36,357	313,751	5,405	1,622	97,496	454,631

Beginning of year	41,429	330,540	5,697	2,090	58,565	438,321

As of December 31, 2015, the net book value of assets held under finance leases was approximately RMB532 million (2014: approximately RMB368 million).

For the year ended December 31, 2015, interest expense of approximately RMB936 million (2013: approximately RMB894 million; 2014: approximately RMB825 million) was capitalized to CIP. The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.40% to 4.33% for the year ended December 31, 2015 (2013: 3.87% to 4.47%; 2014: 3.72% to 4.30%).

For the year ended December 31, 2015, the Group recognized a net gain on disposal of property, plant and equipment of approximately RMB7,280 million (2013: a gain of approximately RMB115 million; 2014: a loss of approximately RMB1,064 million) , including the gain on the Group’s Tower Assets Disposal of approximately RMB9,246 million.

7.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights. The movement of lease prepayments for the years ended December 31, 2014 and 2015 are as follows:

	2014	2015
Beginning of the year	8,038	9,211
Addition	1,472	296
Amortization	(299)	(359)

End of the year	9,211	9,148

8.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including service revenue annual growth rate of 1.5% and the applicable discount rate of 10%. Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2014 and 2015 and no reasonable change to the assumptions would lead to an impairment charge.

9.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2013: 16.5%; 2014: 16.5%) on the estimated assessable income for the year. Taxation on income outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2013: 25%; 2014: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2013: 15%; 2014: 15%).

	2013	2014	2015
Provision for income tax on the estimated taxable income for the year
- Hong Kong	29	29	23
- Mainland China and other countries	3,730	3,201	3,990
Adjustments to prior years’ current tax for Mainland China	(20)	(19)	16

	3,739	3,211	4,029
Deferred taxation	(433)	665	(556)

Income tax expenses	3,306	3,876	3,473

Reconciliation between applicable statutory tax rate and the effective tax rate:

	2013	2014	2015
Applicable PRC statutory tax rate	25.0%	25.0%	25.0%
Non-deductible expenses	0.8%	0.6%	1.2%
Effect of withholding income tax for interest receivable from inter-company loans	0.2%	0.2%	0.2%
Deductible tax losses not recognized in prior years/adjustments to prior years’ current tax	(0.1%)	(0.1%)	(0.4%)
Non-taxable income	(0.1%)	—	—
Impact of different tax rate	(0.7%)	(0.6%)	(0.8%)
Others	(1.0%)	(0.8%)	(0.5%)

Effective tax rate	24.1%	24.3%	24.7%

9.	TAXATION (CONTINUED)

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	2014	2015
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	4,045	3,682
- Deferred tax asset to be recovered within 12 months	3,212	2,985

	7,257	6,667

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(899)	(851)
- Deferred tax liabilities to be settled within 12 months	(143)	(174)

	(1,042)	(1,025)

Net deferred tax assets after offsetting	6,215	5,642

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(17)	(18)
- Deferred tax liabilities to be settled within 12 months	—	—

	(17)	(18)

Net deferred tax liabilities after offsetting	(17)	(18)

The movement of the net deferred tax assets/liabilities is as follows:

	2013	2014	2015
Net deferred tax assets after offsetting:
- Beginning of year	6,534	6,734	6,215
- Deferred tax credited/(charged) to the statement of income	439	(674)	557
- Deferred tax (charged)/credited to other comprehensive income	(239)	155	(1,130)

- End of year	6,734	6,215	5,642

Net deferred tax liabilities after offsetting:
- Beginning of year	(20)	(26)	(17)
- Deferred tax (charged)/credited to the statement of income	(6)	9	(1)

- End of year	(26)	(17)	(18)

9.	TAXATION (CONTINUED)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Allowance for doubtful debts	Payroll and contributions to defined contribution pension schemes accrued but not paid	Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (i))	Accruals of expenses not yet deductible for tax purpose	Changes in fair value on financial assets through other comprehensive income	Unrealized income from the transactions with Tower Company	Others	Total
Deferred tax assets:
At January 1, 2013	1,092	188	1,683	1,035	1,506	—	1,538	7,042
Credited/(charged) to the statement of income	75	244	(64)	52	—	—	(29)	278
(Charged)/credited to other comprehensive income	—	—	—	—	(239)	—	1	(238)

At December 31, 2013	1,167	432	1,619	1,087	1,267	—	1,510	7,082
Credited/(charged) to the statement of income	128	448	(63)	(254)	—	—	(258)	1
Credited to other comprehensive income	—	—	—	—	174	—	—	174

At December 31, 2014	1,295	880	1,556	833	1,441	—	1,252	7,257
Credited/(charged) to the statement of income	136	(678)	(52)	388	—	877	181	852
Charged to other comprehensive income	—	—	—	—	(1,441)	—	(1)	(1,442)

At December 31, 2015	1,431	202	1,504	1,221	—	877	1,432	6,667

9.	TAXATION (CONTINUED)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows: (Continued)

	Capitalized interest already deducted for tax purpose	Realized gain on changes in fair value of derivative financial instrument in 2009	Changes in fair value on financial assets through other comprehensive income	Accelerated depreciation of property, plant and equipment (Note (ii))	Others	Total
Deferred tax liabilities:
At January 1, 2013	(129)	(310)	(11)	—	(78)	(528)
Credited to the statement of income	108	—	—	—	47	155
Charged to other comprehensive income	—	—	(1)	—	—	(1)

At December 31, 2013	(21)	(310)	(12)	—	(31)	(374)
Credit/(charged) to the statement of income	21	—	—	(696)	9	(666)
Charged to other comprehensive income	—	—	(19)	—	—	(19)

At December 31, 2014	—	(310)	(31)	(696)	(22)	(1,059)
Charged to the statement of income	—	—	—	(296)	—	(296)
Credited to other comprehensive income	—	310	2	—	—	312

At December 31, 2015	—	—	(29)	(992)	(22)	(1,043)

9.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	2014	2015
Net deferred tax assets after offsetting:
Deferred tax assets:
Allowance for doubtful debts		1,295	1,431
Impairment loss on property, plant and equipment		25	17
Write-down of inventories		58	41
Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations	(i)	1,556	1,504
Accruals of expenses not yet deductible for tax purpose		833	1,221
Deferred revenue on subscriber points reward program		135	146
Unrealized income for the inter-company transactions		293	260
Changes in fair value on financial assets through other comprehensive income		1,441	—
Payroll and contributions to defined contribution pension schemes accrued but not paid		880	202
Unrealized income from the transactions with Tower Company		—	877
Government grants related to assets		115	138
Intangible assets amortization difference		269	321
Others		357	509

		7,257	6,667

Deferred tax liabilities:
Realized gain on changes in fair value of derivative financial instrument in 2009		(310)	—
Changes in fair value on financial assets through other comprehensive income		(31)	(29)
Accelerated depreciation of property, plant and equipment	(ii)	(696)	(992)
Others		(5)	(4)

		(1,042)	(1,025)

		6,215	5,642

Net deferred tax liabilities after offsetting:
Deferred tax liabilities:
Accelerated depreciation for tax purpose		(17)	(18)

		(17)	(18)

9.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority: (Continued)

(i)	The prepayments for the leasehold land were revalued for PRC tax purposes as at December 31, 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land were not recognized under IFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs.

(ii)	According to “Announcement on Enterprise Income Tax Policy for Those Enterprise Involved in the Accelerated Depreciation of Property, Plant and Equipment” (Caishui [2014] No.75) issued by the MOF and the state Administration of Taxation (“SAT”) of the PRC, starting from 2014, the Group’s property, plant and equipment that comply with this tax policy are allowed to be depreciated under the accelerated depreciation method, or fully deducted for tax purpose in the year of purchase. Temporary differences arise from the different useful life under tax basis and accounting basis have been recorded as deferred tax liabilities

As of December 31, 2015, the Group did not recognize deferred tax assets in respect of tax losses of approximately RMB2,802 million(2014: approximately RMB2,741 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilized. The tax losses can be carried forward for five years from the year incurred and hence will be expired by 2020. The Group did not recognize (i) deferred tax assets of RMB1,131 million that was previously recognized in prior year and (ii) deferred tax assets of RMB260 million for current year in respect of changes in fair value on financial assets through other comprehensive income, since it is no longer probable that the related tax benefit will be realized.

10.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2014	2015
Listed in the PRC	173	164
Listed outside the PRC	5,706	4,665
Unlisted	23	23

	5,902	4,852

For the year ended December 31, 2015, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB1,050 million (2013: increase of approximately RMB930 million; 2014: decrease of approximately RMB619 million). The decrease, together with tax impact, of approximately RMB2,179 million (2013: increase, net of tax impact, of approximately RMB690 million; 2014: decrease, net of tax impact, of approximately RMB464 million) has been recorded in the consolidated statement of comprehensive income.

11.	SUBSIDIARIES

As of December 31, 2015, the details of the Company’s subsidiaries are as follows:

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect
CUCL	The PRC, April 21, 2000, limited liability company	100%	—	RMB 138,091,677,828	Telecommunications operation in the PRC

China Unicom Global Limited	Hong Kong, May 29, 2015, limited company	100%	—	10,000 shares	Investment holding

China Unicom (Europe) Operations Limited	The United Kingdom, November 8, 2006, limited company	100%	—	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom

China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	100%	—	1,000 shares, JPY366,000 each	Telecommunications operation in Japan

China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	100%	—	1 share, USD1 each and 30,000,000 shares, RMB1 each	Telecommunications operation in Singapore

Billion Express Investments Limited (“Billion Express”)	British Virgin Islands, August 15, 2007, limited company	100%	—	2 shares, USD1 each	Investment holding and financing subsidiary of the Company

China Unicom (South Africa) Operations (Pty) Limited	South Africa, November 19, 2012, limited liability company	100%	—	Not applicable	Dormant

China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar (“Myanmar”), June 7, 2013, limited liability company	99%	1%	650,000 shares USD1 each	Communications technology training in Myanmar

11.	SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect
China Unicom (Australia) Operations Pty Limited	Australia, May 27, 2014, limited liability company	100%	—	4,350,000 shares, AUD 1 each	Telecommunications operation in Australia

China Unicom (Hong Kong) Operations Limited	Hong Kong, May 24, 2000, limited company	—	100%	60,100,000 shares	Telecommunications service in Hong Kong

China Unicom (Americas) Operations Limited	USA, May 24, 2002, limited company	—	100%	5,000 shares, USD100 each	Telecommunications service in the USA

Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	—	100%	RMB 500,000,000	Sales of handsets, telecommunications equipment and provision of technical services in the PRC

China Unicom System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	—	100%	RMB 550,000,000	Provision of information communications technology services in the PRC

China Unicom Broadband Online Limited Corporation	The PRC, March 29, 2006, limited liability company	—	100%	RMB 100,000,000	Provision of internet information services and value-added telecommunications services in the PRC

Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, April 25, 1996, limited liability company	—	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

China Information Technology Designing & Consulting Institute Company Limited	The PRC, November 11, 1991, limited liability company	—	100%	RMB 430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC

11.	SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect
Unicom Xingye Communications Technology Company Limited	The PRC, October 30, 2000, limited liability company	—	100%	RMB 30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunications cards in the PRC

China Unicom Information Navigation Company Limited	The PRC, September 17, 1998, limited liability company	—	100%	RMB 6,825,087,800	Provision of customer services in the PRC

Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	—	100%	RMB 30,000,000	Provision of project consultation and management service in the PRC

Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	—	100%	RMB 2,200,000	Provision of property management services in the PRC

Unicompay Company Limited	The PRC, April 11, 2011, limited liability company	—	100%	RMB 250,000,000	Provision of e-payment services in the PRC

China United Network Communications Beijing NewSpace Infinite Media Advertising Limited Corporation	The PRC, July 21, 2006, limited liability company	—	100%	RMB 100,000	Provision of advertising design, production, agency and publication in the PRC

Designing Techniques of Posts and Telecommunications Magazine Office Company Limited	The PRC, December 15, 2011, limited liability company	—	100%	RMB 300,000	Provision of magazine publishing services in the PRC

Unicom New Horizon Telecommunications Company Limited	The PRC, February 14, 2001, limited liability company	—	100%	RMB 40,233,739,557	Provision of lease service of telecommunications networks in the PRC

11.	SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect
Unicom Cloud Data Company Limited	The PRC, June 4, 2013, limited liability company	—	100%	RMB 2,132,023,616	Provision of technology development, transfer and consulting service in the PRC

Unicom Innovation Investment Company Limited	The PRC, April 29, 2014, limited liability company	—	100%	RMB 200,000,000	Venture capital investment business in the PRC

Wostore Technology Company Limited	The PRC, October 24, 2014, limited liability company	—	100%	RMB 200,000,000	Communications technology development and promotion in the PRC

China Unicom Smart Connection Technology Company Limited	The PRC, August 7, 2015, limited liability company	—	100%	RMB 100,000,000	Auto informatization in the PRC

12.	INTEREST IN ASSOCIATES

	2014	2015
Share of net assets	3,037	31,997

The following list contains the particulars of associates, all of which are unlisted corporate entities whose quoted market price is not available:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital		Principal activities
Tower Company	Incorporated	The PRC	28.1%	RMB	129,344,615,024	Construction, maintenance and operation of communications towers in the PRC (Note 1)

Guang Lian Shi Tong New Media Limited	Incorporated	The PRC	49%	RMB	51,020,408	Provision of mobile audio visual programs integrated broadcasting services in the PRC

China Unicom Innovation Investment Company (Shanghai) Limited (“Innovation Investment Company”)	Incorporated	The PRC	62.5%	RMB	40,000,000	Venture capital investment business in the PRC (Note i)

Shanghai Wo Huang Information Technology Company Limited	Incorporated	The PRC	30%	RMB	10,000,000	Information technology development and consulting in the PRC

Shanghai Wo Orange Information Technology Company Limited	Incorporated	The PRC	48%	RMB	10,000,000	Digital technology, computer systems technology development and consulting in the PRC

(i)	The Group has significant influence on Innovation Investment Company and not control over or joint control over its management, including participation in the financial and operating policy decisions. A subsidiary of the Company owns 40% of the voting rights of Innovation Investment Company.

All of the above associates are accounted for using the equity method in the consolidated financial statements.

12.	INTEREST IN ASSOCIATES (CONTINUED)

Summarized financial information of the material associate, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	Tower Company
	2014	2015
Current assets	9,676	38,586
Non-current assets	454	231,793
Current liabilities	(244)	(47,717)
Non-current liabilities	—	(96,535)
Equity	(9,886)	(126,127)

Revenue	—	10,325
Loss for the year	(114)	(2,944)
Total comprehensive income for the year	(114)	(2,944)

Reconciled to the Group’s interests in the associate:
Net assets of the associate	9,886	126,127
Group’s effective interest	30.1%	28.1%

	2,976	35,442
Adjustment for the remaining balance of the deferred gain from the Group’s Tower Assets Disposal	—	(3,506)

Carrying amount in the consolidated financial statements	2,976	31,936

13.	OTHER ASSETS

	Note	2014	2015
Purchased software		9,100	10,714
Prepaid rental for premises, leased lines and electricity cables		6,927	4,071
Installation costs		663	478
Direct incremental costs for activating broadband subscribers		3,762	7,340
Others	(i)	2,589	2,732

		23,041	25,335

(i)	The amount includes the receivables from the sales of mobile handset that are gradually recovered over one year during the contract period. Receivables to be gradually recovered within one year is included in prepayments and other current assets (see Note 16(i)).

14.	INVENTORIES AND CONSUMABLES

	2014	2015
Handsets and other customer end products	3,656	3,453
Telephone cards	237	185
Consumables	350	188
Others	135	120

	4,378	3,946

15.	ACCOUNTS RECEIVABLE

	2014	2015
Accounts receivable	19,135	19,867
Less: Allowance for doubtful debts	(4,464)	(4,910)

	14,671	14,957

The aging analysis of accounts receivable is based on the billing date as follows:

	2014	2015
Current and within one month	11,447	11,679
More than one month to three months	1,738	1,805
More than three months to one year	3,258	3,417
More than one year	2,692	2,966

	19,135	19,867

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

As of December 31, 2015, accounts receivable of approximately RMB3,278 million (2014: approximately RMB3,224 million) were past due but not impaired. Such overdue amounts can be recovered based on past experience. The aging analysis of these receivables is as follows:

	2014	2015
More than one month to three months	1,738	1,805
More than three months to one year	754	655
More than one year	732	818

	3,224	3,278

As of December 31, 2015, accounts receivable of approximately RMB4,910 million (2014: approximately RMB4,464 million) were impaired. The Group makes such allowance based on its past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. The Group makes a full allowance for receivables aged over 3 months after the credit period for individual subscribers unless they meet certain specified credit assessment criteria. The individually impaired receivables mainly relate to subscriber service fees. The aging of these receivables is as follows:

	2014	2015
More than three months to one year	2,504	2,762
More than one year	1,960	2,148

	4,464	4,910

Allowance for doubtful debts is analyzed as follows:

	2013	2014	2015
Balance, beginning of year	4,066	4,291	4,464
Allowance for the year	3,275	3,098	3,365
Written-off during the year	(3,050)	(2,925)	(2,919)

Balance, end of year	4,291	4,464	4,910

The creation and release of allowance for impaired receivables have been recognized in the statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering the receivable.

The maximum exposure to credit risk as of the statement of financial position date is the carrying value of accounts receivable mentioned above. The Group does not hold any collateral as security.

16.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of allowance for doubtful debts, are as follows:

	Note	2014	2015
Receivable for the sales of mobile handsets	(i)	2,846	2,328
Prepaid rental		2,639	2,098
Deposits and prepayments		1,857	1,824
Advances to employees		161	50
Value-added tax recoverable	(ii)	920	3,125
Prepaid enterprise income tax		342	33
Others		1,264	1,406

		10,029	10,864

(i)	The Group offers preferential packages to the customers which include the bundle sales of mobile handsets and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. For those contractual preferential packages with guarantees by third parties, the revenue relating to the sale of the handsets is recognized when the titles are passed to the customers and are calculated under the aforementioned relative fair value method, which results in the corresponding receivable for the sales of mobile handsets. The receivable for the sales of mobile handsets is gradually recovered during the contract period when the customers pay the monthly package fee. Receivables to be gradually recovered over one year amounted to RMB1,273 million (2014: RMB1,195 million), and are included in long-term other assets (see Note 13(i)).
(ii)	Pursuant to the Cai Shui [2014] No. 43 issued by MOF and SAT of the PRC, pilot programme regarding the replacement of business tax with value-added tax (“VAT”) implemented nationwide for the telecommunications industry from June 1, 2014 (see Note 29). VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

The aging analysis of prepayments and other current assets is as follows:

	2014	2015
Within one year	9,866	10,700
More than one year	163	164

	10,029	10,864

As of December 31, 2015, there was no significant impairment for the prepayments and other current assets.

17.	SHORT-TERM BANK DEPOSITS

	2014	2015
Bank deposits with maturity exceeding three months	30	32
Restricted bank deposits	26	170

	56	202

As of December 31, 2015, restricted bank deposits primarily represented deposits that were subject to externally imposed restrictions as requested by contractors in relation to payables owed to the contractors.

18.	CASH AND CASH EQUIVALENTS

	2014	2015
Cash at bank and in hand	23,791	21,460
Bank deposits with original maturities of three months or less	1,517	295

	25,308	21,755

19.	SHARE CAPITAL

	Number of shares millions	Share capital	Share premium	Capital redemption reserve	Total
Issued and fully paid:
At January 1, 2013	23,565	2,311	173,473	79	175,863
Issuance of shares upon exercise of options (Note 37)	217	17	1,731	—	1,748

At December 31, 2013	23,782	2,328	175,204	79	177,611
Issuance of shares upon exercise of options under the predecessor Hong Kong Companies Ordinance (Note 37)	2	—	19	—	19
Transition to no-par value regime on March 3, 2014	—	175,302	(175,223)	(79)	—
Issuance of shares upon exercise of options under the new Hong Kong Companies Ordinance (Note 37)	163	1,471	—	—	1,471

At December 31, 2014	23,947	179,101	—	—	179,101
Issuance of shares upon exercise of options under the new Hong Kong Companies Ordinance (Note 37)	—	1	—	—	1

At December 31, 2015	23,947	179,102	—	—	179,102

Note:	The transition to the no-par value regime under the new Hong Kong Companies Ordinance occurred automatically on March 3, 2014. On that date, the share premium account and any capital redemption reserve were subsumed into share capital in accordance with section 37 of Schedule 11 to the new Hong Kong Companies Ordinance. These changes did not impact on the number of shares in issue or the relative entitlement of any of the members. Since that date, all changes in share capital have been in accordance with the requirements of Parts 4 and 5 of the new Hong Kong Companies Ordinance.

20.	RESERVES

(a)	Nature and purpose

(i)	Statutory reserves

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

Accordingly, CUCL appropriated approximately RMB874 million (2013: approximately RMB988 million; 2014: approximately RMB1,166 million) to the general reserve fund for the year ended December 31, 2015.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs, the appropriations to the staff bonus and welfare fund are charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2013, 2014 and 2015, no appropriation to staff bonus and welfare fund has been made by CUCL.

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

20.	RESERVES (CONTINUED)

(a)	Nature and purpose (Continued)

(ii)	Employee share-based compensation reserve

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

The convertible bonds reserve represents the equity component of the convertible bonds at initial recognition. When the convertible bonds is redeemed, the convertible bonds reserve is released directly to other reserve.

(v)	Other reserve

Other reserve mainly represents the difference between the consideration and the net assets value for business combination of entities and businesses under common control and the effect of CUCL’s capitalization of retained profits.

21.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2014	2015
RMB denominated bank loans	Fixed interest rates ranging from 4.22% to 4.67% (2014: Nil) per annum with maturity through 2030 (2014: Nil)	—	1,399

USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (2014: Nil to 5.00%) per annum with maturity through 2039 (2014: maturity through 2039)	330	325

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2014: 1.10% to 2.50%) per annum with maturity through 2034 (2014: maturity through 2034)	135	108

Sub-total		465	1,832

Less: Current portion		(45)	(84)

		420	1,748

As of December 31, 2015, long-term bank loans of approximately RMB88 million (December 31, 2014: approximately RMB90 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2014	2015
Balances due:
- not later than one year	45	84
- later than one year and not later than two years	41	88
- later than two years and not later than five years	136	302
- later than five years	243	1,358

	465	1,832
Less: Portion classified as current liabilities	(45)	(84)

	420	1,748

22.	PROMISSORY NOTES

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

On June 15, 2015, CUCL issued tranche one of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum.

On June 18, 2015, CUCL issued tranche two of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum.

On November 30, 2015, CUCL issued tranche three of 2015 promissory notes in an amount of RMB3.5 billion, tranche four of 2015 promissory notes in an amount of RMB3.5 billion and tranche five of 2015 promissory notes in an amount of RMB3 billion, all with a maturity period of 3 years from the date of issue and which carries interest at 3.30% per annum.

23.	CONVERTIBLE BONDS

On October 18, 2010, Billion Express, a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to certain anti-dilution and change in control adjustments set out in the Trust Deed dated October 18, 2010. Adjustments have been made to the conversion price from HKD15.85 to HKD14.75 as a result of the dividends paid by the Company since the convertible bonds were issued. The bondholders may exercise conversion rights at any time on or after November 28, 2010 up to the close of business on October 8, 2015 or, if such convertible bonds shall have been called for redemption by the Company before October 18, 2015, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof. Billion Express, would at the option of a bondholder, redeem all and not some only of such bondholder’s convertible bonds on October 18, 2013, the date fixed for redemption, at their principal amount together with interest accrued and unpaid (the “Put Option”). The last day on which the bondholders may give notice to exercise the Put Option was September 18, 2013. As no bondholder gave notice to exercise the Put Option to require the redemption of their convertible bonds by September 18, 2013, such right expired on that date. In addition, on or at any time after October 18, 2013 and prior to October 18, 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

On October 18, 2015, all convertible bonds were fully redeemed.

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

The convertible bonds recognized in the consolidated statement of financial position are calculated as follows:

	2014	2015
Movement of liability component:
Beginning of year	11,002	11,167
Less: interest paid	(85)	(86)
Add: effect of exchange loss on liability component	39	411
Add: imputed finance cost	211	172
Less: redeemed during the year	—	(11,664)

End of year	11,167	—

The liability component of the convertible bonds at December 31, 2014 amounted to approximately USD1,825 million (equivalent to RMB11,167 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

24.	CORPORATE BONDS

On June 8, 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds were secured by a corporate guarantee granted by Bank of China Limited.

25.	OTHER OBLIGATIONS

	Note	2014	2015
One-off cash housing subsidies	(a)	2,496	2,496
Obligations under finance lease	(b)	286	542
Others		133	116

Sub-total		2,915	3,154
Less: Current portion		(2,698)	(2,797)

		217	357

(a)	One-off cash housing subsidies

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

In January 2009, through the absorption of China Netcom (Group) Company Limited (“CNC China”) by CUCL and the absorption of China Network Communications Group Corporation (“Netcom Group”) by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As of December 31, 2015, the Group’s unpaid one-off cash housing subsides amounted to approximately RMB2,496 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required. If the actual payments are lower than the amount provided, the difference will be paid to Unicom Group.

25.	OTHER OBLIGATIONS (CONTINUED)

(b)	Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analyzed as follows:

	2014	2015
Total minimum lease payments under finance lease:
- not later than one year	176	292
- later than one year and not later than two years	81	280
- later than two years and not later than three years	43	—

	300	572

Less: Future finance charges	(14)	(30)

Present value of minimum obligations	286	542

Representing obligations under finance lease:
- current liabilities	168	274

- non-current liabilities	118	268

26.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2014	2015
RMB denominated bank loans	Fixed interest rates ranging from 2.35% to 3.92% (2014:3.62% to 5.32%) per annum with maturity through 2016 (2014: maturity through 2015)	42,525	83,852

HKD denominated bank loans	Floating interest rate of HIBOR plus interest ranging from 0.70% to 2.10% per annum with maturity through 2015	48,978	—

Total		91,503	83,852

27.	COMMERCIAL PAPERS

On July 15, 2014, CUCL issued tranche one of 2014 short term commercial papers in an amount of RMB10 billion, with a maturity period of 365 days from the date of issue and which carries interest at 4.60% per annum. The short term commercial papers were fully repaid in July 2015.

On March 19, 2015, CUCL issued tranche one of 2015 super and short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.40% per annum. The super and short term commercial papers were fully repaid in December 2015.

On November 20, 2015, CUCL issued tranche two of 2015 super and short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 3.15% per annum.

On November 27, 2015, CUCL issued tranche one of 2015 short term commercial papers in an amount of RMB10 billion, with a maturity period of 366 days from the date of issue and which carries interest at 3.15% per annum.

28.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2014	2015
Payables to contractors and equipment suppliers	85,699	131,202
Payables to telecommunications products suppliers	6,076	5,045
Customer/contractor deposits	4,129	4,564
Repair and maintenance expense payables	3,780	5,003
Salary and welfare payables	4,565	3,283
Interest payable	747	926
Amounts due to services providers/content providers	1,257	1,175
Accrued expenses	10,636	12,006
Others	3,482	4,192

	120,371	167,396

The aging analysis of payables and accrued liabilities is based on the invoice date as follows:

	2014	2015
Less than six months	104,334	146,336
Six months to one year	6,867	9,772
More than one year	9,170	11,288

	120,371	167,396

29.	REVENUE

Before June 1, 2014, service revenue and revenue from bundle sale of mobile handset were subject to a business tax rate of 3% while standalone sales of telecommunications products was subject to VAT of 17%. Relevant tax was set off against revenue.

The MOF and SAT jointly issued a notice (the “Notice”) dated April 29, 2014 pursuant to which the pilot programme regarding the replacement of business tax with VAT implemented nationwide for the telecommunications industry (the “VAT Reform”) from June 1, 2014.

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

The major components of revenue are as follows:

	2013	2014	2015
Mobile service
- Usage and monthly fees	68,626	62,152	45,901
- Value-added services revenue	67,975	79,814	83,529
- Interconnection fees	13,635	12,398	11,847
- Other mobile service revenue	897	731	1,343

Total service revenue from mobile service	151,133	155,095	142,620

Fixed-line service
- Usage and monthly fees	17,698	14,357	11,130
- Broadband, data and other Internet-related services revenue	48,278	52,579	56,629
- Interconnection fees	4,146	3,979	3,667
- Value-added services revenue	3,996	4,324	5,132
- Leased line income	8,389	8,879	9,404
- Information communications technology services revenue	2,991	3,469	4,334
- Other fixed-line service revenue	989	894	965

Total service revenue from fixed-line service	86,487	88,481	91,261

Other service revenue	947	1,302	1,397

Total service revenue	238,567	244,878	235,278
Sales of telecommunications products	56,471	39,803	41,771

	295,038	284,681	277,049

30.	NETWORK, OPERATION AND SUPPORT EXPENSES

	Note	2013	2014	2015
Repairs and maintenance		11,697	13,619	13,178
Power and water charges		12,186	12,642	12,878
Operating lease charges for network, premises, equipment and facilities		8,625	10,274	11,867
Charges for the use of telecommunications towers and related assets	40.2(a)(ii)	—	—	2,926
Others		1,196	1,316	1,459

		33,704	37,851	42,308

31.	EMPLOYEE BENEFIT EXPENSES

	Note	2013	2014	2015
Salaries and wages		24,025	26,249	26,057
Contributions to defined contribution pension schemes		4,363	4,721	5,057
Contributions to medical insurance		1,372	1,526	1,678
Contributions to housing fund		1,953	2,125	2,307
Other housing benefits		20	31	41
Share-based compensation	37	50	—	—

		31,783	34,652	35,140

32.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2013	2014	2015
Handsets and other customer end products	62,430	42,707	43,554
Telephone cards	914	562	364
Others	72	128	128

	63,416	43,397	44,046

33.	OTHER OPERATING EXPENSES

	Note	2013	2014	2015
Impairment losses for doubtful debts and write-down of inventories		4,219	3,958	4,054
Cost in relation to information communications technology services		2,664	3,119	3,920
Commission expenses		28,126	26,357	21,327
Customer acquisition cost and advertising and promotion expenses		6,990	5,228	3,524
Customer installation cost		3,319	4,799	3,792
Customer retention cost		4,556	3,809	3,321
Auditors’ remuneration		59	63	64
Property management fee		2,163	2,282	2,238
Office and administrative expenses		2,755	2,290	2,102
Transportation expense		2,128	1,979	1,790
Miscellaneous taxes and fees		833	880	964
Technical support expenses		1,163	1,432	1,741
Repairs and maintenance expenses		792	891	852
Loss on disposal of property, plant and equipment		—	1,064	1,966
VAT surcharges	(i)	—	847	751
Others		2,197	2,413	2,554

		61,964	61,411	54,960

(i)	After VAT reform, according to relevant administrative regulations, the Group should pay City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the VAT paid.

34.	FINANCE COSTS

	Note	2013	2014	2015
Finance costs:
- Interest on bank loans repayable within 5 years		2,538	3,299	3,301
- Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		2,136	1,583	1,928
- Interest on convertible bonds repayable within 5 years		210	211	172
- Interest on related parties loans repayable within 5 years		42	71	60
- Interest on bank loans repayable over 5 years		3	2	8
- Less: Amounts capitalized in CIP	6	(894)	(825)	(936)

Total interest expense		4,035	4,341	4,533
- Exchange (gain)/loss		(1,325)	(6)	2,104
- Others		403	282	297

		3,113	4,617	6,934

35.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

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

As of December 31, 2015, the related financial assets at fair value through other comprehensive income amounted to approximately RMB4,665 million (2013: approximately RMB6,400 million; 2014: approximately RMB5,706 million). For the year ended December 31, 2015, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB1,041 million (2013: increase of approximately RMB958 million; 2014: decrease of approximately RMB694 million). The decrease, together with tax impact, of approximately RMB2,172 million (2013: increase, net of tax impact, of approximately RMB719 million; 2014: decrease, net of tax impact, of approximately RMB520 million), has been recorded in the consolidated statement of comprehensive income.

36.	OTHER INCOME – NET

	2013	2014	2015
Dividend income from financial assets at fair value through other comprehensive income	193	392	397
Gain on the Group’s Tower Assets Disposal	—	—	9,246
Others	694	970	925

	887	1,362	10,568

37.	EQUITY-SETTLED SHARE OPTION SCHEMES

37.1	Share option scheme

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

As of December 31, 2015, no share option had been granted and remained valid under the Share Option Scheme.

37.	EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

37.2	Special purpose share option scheme

Pursuant to the ordinary resolution passed by the shareholders on September 16, 2008, the Company adopted the special purpose share option scheme (the “Special Purpose Share Option Scheme”) in connection with the merger of the Company and China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) by way of a scheme of arrangement of China Netcom under Section 166 of the then Hong Kong Companies Ordinance for the granting of options to holders of China Netcom options outstanding at October 14, 2008 (“Eligible Participants”). Pursuant to this scheme, no fractional options can be granted and the maximum number of shares which may be issued upon the exercise of all options granted under this scheme and any other share options schemes of the Company must not in aggregate exceed 10% of the issued share capital of the Company as of the date of approval of this scheme.

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

As of December 31, 2015, no share option had been granted and remained valid under the Special Purpose Share Option Scheme.

37.	EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

37.3	2014 share option scheme

On April 16, 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on April 22, 2014 and will expire on April 22, 2024. Under the 2014 Share Option Scheme, the share options may be granted to employees including all directors; any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders. As of December 31, 2015, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme. Pursuant to the 2014 Share Option Scheme, the consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

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

37.	EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

37.4	Share option information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2013		2014		2015
	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of year	6.49	391,331,158	6.61	174,498,077	6.35	3,540,000
Lapsed	4.30	(110,000)	6.00	(5,759,994)	6.35	(3,432,000)
Exercised	6.40	(216,723,081)	6.64	(165,198,083)	6.35	(108,000)

Balance, end of year	6.61	174,498,077	6.35	3,540,000	—	—

Exercisable at end of year	6.61	174,498,077	6.35	3,540,000	—	—

Exercise of share options during the year ended December 31, 2015 resulted in 108,000 shares being issued (2013: 216,723,081 shares; 2014: 165,198,083 shares), with exercise proceeds of approximately RMB1 million (2013: RMB1,102 million; 2014: RMB871 million).

37.	EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

37.4	Share option information (Continued)

As of statement of financial position date, information of outstanding share options is summarized as follows:

Date of options grant	Vesting period	Exercisable period (Note i)	The price per share to be paid on exercise of options	Number of share options outstanding as of December 31, 2014	Number of share options outstanding as of December 31, 2015
Share options granted under the Share Option Scheme:
February 15, 2006	February 15, 2006 to February 15, 2009	February 15, 2008 to February 14, 2015	HKD6.35	3,540,000	—

				3,540,000	—

No options outstanding as of December 31, 2015 and the options outstanding as of December 31, 2014 had a weighted average remaining contractual life of 0.12 years.

Note i:	In each of March 2010, 2011, 2012 and 2013, the expiry dates for certain share options were extended by one year by the Board of Directors pursuant to the terms of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable during the “Mandatory Moratorium Period” due to “Mandatory Moratorium”, which was in force until middle of 2013, under the terms of the Share Option Scheme and the Special Purpose Share Option Scheme.

37.	EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

37.4	Share option information (Continued)

Details of share options exercised during 2013, 2014 and 2015 are as follows:

For the year ended December 31, 2013:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
May 21, 2003	4.30	10.80	38,037,800	8,846,000
July 20, 2004	5.92	11.55	160,846,400	27,170,000
December 21, 2004	6.20	12.10	3,261,200	526,000
February 15, 2006	6.35	11.68	505,066,300	79,538,000
October 15, 2008	5.57	11.65	315,740,987	56,685,994
October 15, 2008	8.26	11.92	363,085,539	43,957,087

			1,386,038,226	216,723,081

For the year ended December 31, 2014:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
July 20, 2004	5.92	11.94	80,464,640	13,592,000
December 21, 2004	6.20	13.30	793,600	128,000
February 15, 2006	6.35	11.85	433,882,800	68,328,000
October 15, 2008	5.57	12.27	217,608,197	39,067,899
October 15, 2008	8.26	12.41	364,118,840	44,082,184

			1,096,868,077	165,198,083

For the year ended December 31, 2015:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
15 February 2006	6.35	12.88	685,800	108,000

			685,800	108,000

For the year ended December 31, 2015, there were no employee share-based compensation expenses (2013: approximately RMB50 million; 2014: Nil).

38.	DIVIDENDS

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

At the annual general meeting held on May 8, 2015, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended December 31, 2014, totaling approximately RMB4,789 million which has been reflected as a reduction of retained profits for the year ended December 31, 2014. The dividend payable of approximately RMB920 million was due to Unicom BVI as of December 31, 2015.

At a meeting held on March 16, 2016, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.17 per ordinary share to the shareholders for the year ended December 31, 2015 totaling approximately RMB4,071 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2015, but will be reflected in the financial statements for the year ending December 31, 2016.

	2013	2014	2015
Proposed final dividend:
RMB0.17 (2013: RMB0.16; 2014: RMB0.20) per ordinary share by the Company	3,805	4,789	4,071

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On November 11, 2010, the Company obtained an approval from SAT, pursuant to which the Company qualifies as a PRC TRE from January 1, 2008. Therefore, as of December 31, 2015, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders (including Hong Kong Securities Clearing Company Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

39.	EARNINGS PER SHARE

Basic earnings per share for the years ended December 31, 2013, 2014 and 2015 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended December 31, 2013, 2014 and 2015 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the year ended December 31, 2015. All dilutive potential ordinary shares for the year ended December 31, 2014 arose from (i) share options granted under the amended Share Option Scheme and (ii) the convertible bonds, while all dilutive potential ordinary shares for the year ended December 31, 2013 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme; and (iii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	2013	2014	2015
Numerator (in RMB millions):
Income attributable to equity shareholders of the Company used in computing basic earnings per share	10,408	12,055	10,562
Imputed finance cost on the liability component of convertible bonds	210	211	—

Income attributable to equity shareholders of the Company used in computing diluted earnings per share	10,618	12,266	10,562

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,658	23,852	23,947
Dilutive equivalent shares arising from share options	75	2	—
Dilutive equivalent shares arising from convertible bonds	923	941	—

Shares used in computing diluted earnings per share	24,656	24,795	23,947

Basic earnings per share (in RMB)	0.44	0.51	0.44

Diluted earnings per share (in RMB)	0.43	0.49	0.44

40.	RELATED PARTY TRANSACTIONS

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

Management believes that meaningful information relating to related party transactions has been disclosed.

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries

(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2013	2014	2015
Transactions with Unicom Group and its subsidiaries:

Charges for value-added telecommunications services	(i), (ii)	53	51	62
Rental charges for property leasing	(i), (iii)	943	955	929
Charges for lease of telecommunications resources	(i), (iv)	328	271	283
Charges for engineering design and construction services	(i), (v)	2,178	3,138	5,018
Charges for shared services	(i), (vi)	171	119	107
Charges for materials procurement services	(i), (vii)	188	91	125
Charges for ancillary telecommunications services	(i), (viii)	1,853	2,111	2,504
Charges for comprehensive support services	(i), (ix)	613	840	1,455
Income from comprehensive support services	(i), (ix)	52	19	12

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(i)	The agreement governing the recurring related party transactions disclosed in (a) above between the Group and Unicom Group and its subsidiaries expired on December 31, 2013. Accordingly, on October 24, 2013, CUCL entered into the new agreement, “2013 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. 2013 Comprehensive Services Agreement has a term of three years commencing on January 1, 2014 and expiring on December 31, 2016, and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for certain transactions have changed under the new agreement. On August 21, 2015, CUCL and Unicom Group entered into the Supplemental Agreement to revise the annual cap for the total charges payable by CUCL to Unicom Group for comprehensive support services under the 2013 Comprehensive Services Agreement for each of the two years of 2015 and 2016.

(ii)	UNISK (Beijing) Information Technology Corporation Limited (“UNISK”) agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communications network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group’s subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK for settlement, on the condition that such proportion allocated to UNISK does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK by the Group varies depending on the types of value-added service provided to the Group.

(iii)	CUCL and Unicom Group agreed to mutually lease properties and ancillary facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes. For the year ended December 31, 2015, the rental charge paid by Unicom Group was approximately RMB2.55 million, which was negligible.

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(iv)	Unicom Group agreed to lease to CUCL certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) and certain other telecommunications facilities for its operations. The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and facilities provided that such charges would not be higher than market rates. For maintenance service to the telecommunications facilities aforementioned, unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL and determined with reference to market rates or a cost-plus basis if there are no market rates.

(v)	Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided.

(vi)	Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended December 31, 2015, the services charges paid by Unicom Group to CUCL was negligible.

(vii)	Unicom Group agreed to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement. The charges payable by CUCL to Unicom Group are based on contract values, market rates, government guidance price or cost-plus basis where applicable.

(viii)	Unicom Group agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ service. The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(ix)	Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (iv) above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(x)	Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

40.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(b)	Amounts due from and to Unicom Group and its subsidiaries

Amount due to Unicom Group as at December 31, 2015 includes the unsecured entrusted loan from Unicom Group of RMB1,344 million with interest rate at 4.4% per annum.

Amount due to Unicom Group’s subsidiaries as at December 31, 2014 included the short-term unsecured loan from Unicom Group BVI of HKD600 million (equivalent to RMB473 million) with interest rate at HIBOR plus 2.3% per annum. The loan was fully repaid in May 2015.

Amount due to Unicom Group as at December 31, 2014 included the unsecured entrusted loan from Unicom Group of RMB1,344 million with interest rate at 5.4% per annum. The loan was fully repaid in June 2015.

Amounts due to Unicom Group as of December 31, 2014 included the consideration payable in connection with the acquisition of China Unicom NewSpace Limited in 2011 of approximately RMB158 million. The consideration was fully paid in January 2015.

Apart from the short-term loan and entrusted loan as aforementioned, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

(c)	Commitments to Unicom Group and its subsidiaries

As of December 31, 2014 and 2015, the Group had total future aggregate minimum operating lease payments to Unicom Group and its subsidiaries under non-cancellable operating leases as follows:

	2014	2015
Unicom Group and its subsidiaries	930	926

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

40.2	Related party transactions with Tower Company

(a)	Related party transactions

		2013	2014	2015
Transactions with Tower Company:

The Group’s Tower Assets Disposal	(i)	—	—	54,658
Charges for the use of telecommunications towers and related assets	(ii)	—	—	2,926
Income from engineering design and construction services	(iii)	—	—	50

(i)	As stated in Note 1 and Note 2.2(a), on October 14, 2015, CUCL and Unicom New Horizon entered into the Transfer Agreement, amongst China Mobile, China Telecom, CRHC and Tower Company, to sell the Tower Assets to Tower Company. The consideration on the Group’s Tower Assets Disposal was approximately RMB54,658 million.

(i)	The Group is currently in a discussion with Tower Company on framework agreements to be formed on the usage of the telecommunications towers and related assets. The Group’s management estimated that the related usage fee for 2015 is approximately RMB2,926 million, which is based on the current terms under negotiation, which may be subjected to changes upon finalization of the agreements.

(ii)	The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company.

(b)	Amounts due from and to Tower Company

According to Transfer Agreement, the first tranche of the Cash Consideration of RMB3,000 million payable by Tower Company was settled in February 2016. The remaining balance of the Cash Consideration will be settled before December 31, 2017. Interest on the outstanding Cash Consideration is accrued from the day following the Completion Date, at 90% of the one-year lending rate set by the People’s Bank of China determined on the Completion Date, which is 3.92%.

Apart from the outstanding Cash Consideration as aforementioned, amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described in (a) above.

41.	CONTINGENCIES AND COMMITMENTS

41.1	Capital commitments

As of December 31, 2014 and 2015, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	2014	2015
	Total	Land and buildings	Equipment	Total
Authorized and contracted for	18,803	16	18,113	18,129
Authorized but not contracted for	33,202	18,893	2,958	21,851

	52,005	18,909	21,071	39,980

41.2	Operating lease commitments

As of December 31, 2014 and 2015, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	2014	2014
	Total	Land and buildings	Equipment	Total
Leases expiring:
- not later than one year	4,332	2,370	2,468	4,838
- later than one year and not later than five years	7,329	3,485	4,087	7,572
- later than five years	2,287	296	1,435	1,731

	13,948	6,151	7,990	14,141

41.3	Contingent liabilities

As of December 31, 2015, the Group had no material contingent liabilities and no material financial guarantees issued.

42.	NON-ADJUSTING EVENTS AFTER STATEMENT OF FINANCIAL POSITION DATE

42.1	Proposed dividend

After the statement of financial position date, the Board of Directors proposed a final dividend for 2015. For details, please refer to Note 38.

43.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY)

Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As of December 31, 2014 and 2015, RMB27,906 million and RMB28,780 million (US$4,443 million) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s PRC subsidiaries, respectively.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of registered capital and statutory reserves that amounted to RMB183,308 million and RMB188,231 million (US$29,058 million) as of December 31, 2014 and 2015, respectively.

The following presents condensed unconsolidated financial information of the parent company only.

Condensed Statement of financial position

	As of December 31
	2014	2015	2015
	RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	16	13	2
Investments in subsidiaries	159,798	160,308	24,747
Loan to subsidiary	35,700	34,461	5,320
Deferred income tax assets	1,133	—	—
Financial assets at fair value through other comprehensive income	5,706	4,665	720

	202,353	199,447	30,789

Current assets
Loan to subsidiary	17,344	113	17
Amounts due from subsidiaries	4,716	3,418	528
Dividend receivable	37,773	19,947	3,080
Prepayments and other current assets	6	9	1
Cash and cash equivalents	1,852	657	102

	61,691	24,144	3,728

Total assets	264,044	223,591	34,517

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	179,101	179,102	27,649
Reserves	(3,716)	(5,917)	(913)
Retained profits			—
- Proposed final dividend	4,789	4,071	628
- Others	4,429	5,999	926

Total equity	184,603	183,255	28,290

LIABILITIES
Non-current liabilities
Promissory notes	6,487	3,995	617

	6,487	3,995	617

Current liabilities
Short-term bank loans	52,978	25,828	3,987
Accounts payable and accrued liabilities	898	316	49
Loans from subsidiaries	11,201	171	26
Amounts due to a related parity	481	—	—
Amounts due to subsidiaries	6,388	6,385	986
Taxes payable	235	222	34
Dividend payable	773	920	142
Current portion of promissory notes	—	2,499	386

	72,954	36,341	5,610

Total liabilities	79,441	40,336	6,227

Total equity and liabilities	264,044	223,591	34,517

Net current liabilities	(11,263)	(12,197)	(1,882)

Total assets less current liabilities	191,090	187,250	28,907

Condensed Statements of Comprehensive Income

	Year ended December 31
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Dividend income	4,797	12,120	7,226	1,116
General and administrative expenses	(103)	(52)	(52)	(8)
Interest income	649	937	1,387	214
Finance costs	(131)	(1,272)	(2,980)	(460)
Other income-net	1	(6,222)	67	10

Income before income tax	5,213	5,511	5,648	872
Income tax expenses	(132)	(47)	(36)	(6)

Net income	5,081	5,464	5,612	866
Other comprehensive income:
Change in fair value of financial assets through other comprehensive income-net	719	(520)	(2,172)	(335)

Total comprehensive income for the year	5,800	4,944	3,440	531

Condensed Statements of Cash Flows

	Year ended December 31
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net cash outflow from operating activities	(105)	(194)	(56)	(9)
Net cash (outflow)/inflow from investing activities	(7,296)	423	24,613	3,800
Net cash inflow/(outflow) from financing activities	8,232	542	(25,829)	(3,987)
- Dividend paid to equity shareholders of the Company	(2,686)	(3,584)	(4,643)	(717)

Net increase/(decrease) in cash and cash equivalents	831	771	(1,272)	(196)
Cash and cash equivalents at beginning of year	153	966	1,852	286
Effect of changes in foreign exchange rate	(18)	115	77	12

Cash and cash equivalents at end of year	966	1,852	657	102

In the Company’s statement of financial position, the investments in subsidiaries are stated at cost less provision for impairment losses. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

44.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 16, 2016.