Form 20-F
period 2016-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2017-04-21
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, 23,947,081,083 ordinary shares were issued and outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

Large accelerated filer  ☒             Accelerated filer  ☐             Non-accelerated filer   ☐        Emerging growth company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	our ability to effectively sustain our growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT, the State-owned Assets Supervision and Administration Commission, or the SASAC, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications, or 4G, services;

•	competitive forces from more liberalized markets and our ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans;

•	costs and benefits from our investment in and arrangements with the China Tower Corporation Limited, or the Tower Company (formerly known as China Communications Facilities Services Corporation Limited);

- ii -

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see “D. Risk Factors” under Item 3.

Certain Definitions and Interpretations

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

As used in this annual report:

•	references to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan, and references to the “central government” or the “PRC Government” mean the central government of the PRC. Certain statistical information set forth in this annual report on Form 20-F relating to China is taken or derived from various publicly available government publications that have not been prepared or independently verified by us, and such statistical information may not be consistent with other statistical information from other sources within or outside China;

•	references to “our fixed-line northern service region” mean the 10 municipalities, provinces and region where we operate fixed-line services in northern China, consisting of Beijing and Tianjin Municipalities, and Hebei, Henan, Shandong, Liaoning, Heilongjiang, Jilin, and Shanxi Provinces, and the Inner Mongolia Autonomous Region;

•	references to the “21 provinces in southern China” mean Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Zhuang Autonomous Region, Hainan Province, Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Tibet Autonomous Region, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region; we completed the acquisitions of certain telecommunications business and assets, including the fixed-line business in those 21 provinces in southern China, from Unicom Group and Netcom Group and/or their respective subsidiaries and branches in January 2009;

•	references to “Hong Kong Stock Exchange” or “HKSE” mean The Stock Exchange of Hong Kong Limited, and references to “NYSE” or “New York Stock Exchange” mean The New York Stock Exchange, Inc.; and

- iii -

•	references to “Renminbi” or “RMB” are to the currency of the PRC, references to “U.S. dollars” or “US$” are to the currency of the United States of America, references to “HK dollars” or “HK$” are to the currency of the Hong Kong Special Administrative Region of the PRC and references to “Euro” are to the currency of the eurozone (19 of the 28 member states of the European Union).

- iv -

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data (other than ADS data) for the years ended December 31, 2014, 2015 and 2016 and the consolidated statement of financial position data as of December 31, 2015 and 2016 set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated income statement data (other than ADS data) for the years ended December 31, 2012 and 2013 and the consolidated statement of financial position data as of December 31, 2012, 2013 and 2014 set forth below should be read in conjunction with and are qualified in their entirety by reference to our audited consolidated financial statements that are included in our previous annual reports on Form 20-F. Our consolidated financial statements as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

In October 2015, we, through our wholly own subsidiaries, China United Network Communications Corporation Limited, or CUCL, and Unicom New Horizon Telecommunications Company Limited, or Unicom New Horizon, completed the disposal of certain of our telecommunications towers and related assets to the Tower Company. See “A. History and Development of the Company — Establishment of the Tower Company and the Disposal of Telecommunications Towers” under Item 4. As we own 28.1% of the share capital of the Tower Company, we recognized at the completion 71.9% of the gains on such disposal, with the remaining amount of such gain amortized over the remaining useful life of the transferred assets.

In December 2012, we completed the acquisition of the entire equity interest in Unicom New Horizon through our wholly owned subsidiary, CUCL, from Unicom Group, or the 2012 Acquisition. As Unicom New Horizon did not meet the definition of a “business” under IFRS 3 (Revised) “Business Combinations”, we accounted for the 2012 Acquisition as an asset purchase transaction in accordance with IAS 16 “Property, Plant and Equipment”.

	As of or for the year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Income Statement Data:

Revenue
Mobile services
Service revenue	126,036	151,133	155,095	142,620	145,018	20,887
Sales of mobile telecommunications products	38,735	56,393	39,743	41,665	33,061	4,762

Total mobile telecommunications revenue	164,771	207,526	194,838	184,285	178,079	25,649

Fixed-line services
Service revenue	83,213	86,487	88,481	91,261	94,659	13,634
Sales of fixed-line telecommunications products	64	78	60	106	154	22

Total fixed-line telecommunications revenue	83,277	86,565	88,541	91,367	94,813	13,656

Unallocated amounts
Service revenue	878	947	1,302	1,397	1,305	188

Total revenue	248,926	295,038	284,681	277,049	274,197	39,493

Total service revenue	210,127	238,567	244,878	235,278	240,982	34,709

Total sales of telecommunications products	38,799	56,471	39,803	41,771	33,215	4,784

Total costs, expenses and others	(239,405)	(281,324)	(268,750)	(263,014)	(273,413)	(39,380)

Income before income tax	9,521	13,714	15,931	14,035	784	113

Income tax expenses	(2,425)	(3,306)	(3,876)	(3,473)	(154)	(22)

Net income	7,096	10,408	12,055	10,562	630	91

Earnings per share for income attributable to equity shareholders during the year
-Basic earnings per share(2)	0.30	0.44	0.51	0.44	0.03	0.004
-Diluted earnings per share(2)	0.30	0.43	0.49	0.44	0.03	0.004
-Basic earnings per ADS(3)	3.01	4.40	5.05	4.41	0.26	0.04
-Diluted earnings per ADS(3)	2.96	4.31	4.95	4.41	0.26	0.04

-Number of shares outstanding for basic earnings per share(2)	23,565	23,658	23,852	23,947	23,947	23,947
-Number of shares outstanding for diluted earnings per share(2)	24,664	24,656	24,795	23,947	23,947	23,947
-Number of ADS outstanding for basic earnings per ADS(3)	2,357	2,366	2,385	2,395	2,395	2,395
-Number of ADS outstanding for diluted earnings per ADS(3)	2,466	2,466	2,480	2,395	2,395	2,395

	As of or for the year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Statement of Financial Position Data:

Cash and cash equivalents and short-term bank deposits and restricted deposits	18,282	21,560	25,364	21,957	25,387	3,657
Property, plant and equipment	430,997	431,625	438,321	454,631	451,115	64,974
Inventories and consumables	5,803	5,536	4,378	3,946	2,431	350
Prepayments and other current assets	9,580	9,664	10,029	10,864	14,023	2,020
Financial assets at fair value through other comprehensive income	5,567	6,497	5,902	4,852	4,326	623
Total assets	516,124	529,171	545,072	610,346	614,154	88,457
Accounts payable and accrued liabilities	108,486	102,212	120,371	167,396	143,224	20,631
Short-term bank loans	69,175	94,422	91,503	83,852	76,994	11,089
Commercial papers	38,000	35,000	9,979	19,945	35,958	5,179
Current portion of long-term bank loans	850	48	45	84	161	23
Current portion of other obligations	2,642	2,672	2,698	2,797	3,141	452
Current portion of corporate bonds	5,000	—	—	—	2,000	288
Current portion of promissory notes	15,000	—	—	2,499	18,976	2,733
Long-term bank loans	536	481	420	1,748	4,495	647
Promissory notes	—	—	21,460	36,928	17,906	2,579
Convertible bonds	11,215	11,002	11,167	—	—	—
Corporate bonds	2,000	2,000	2,000	2,000	17,970	2,588
Tax payable	1,820	2,634	1,466	3,163	732	105
Total liabilities	306,619	310,272	317,531	379,130	386,472	55,664
Equity attributable to equity shareholders of the Company	209,505	218,899	227,541	231,216	227,407	32,753
Share capital(4)	2,311	2,328	179,101	179,102	179,102	25,796
Non-controlling interests	—	—	—	—	275	40
Total equity	209,505	218,899	227,541	231,216	227,682	32,793

	As of or for the year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Other Financial Data:

Net cash inflow from operating activities	70,620	78,482	88,094	84,301	74,593	10,744
Net cash outflow from investing activities	(99,480)	(77,110)	(75,319)	(91,354)	(95,749)	(13,791)
Net cash inflow/(outflow) from financing activities	32,004	1,926	(8,973)	3,427	22,877	3,295

Net increase/(decrease) in cash and cash equivalents	3,144	3,298	3,802	(3,626)	1,721	248

Dividend declared per share	0.12	0.16	0.20	0.17	—	—

(1)	The translation of RMB into U.S. dollars has been made at the rate of RMB6.9430 to US$1.00, representing the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2016. The translations are solely for the convenience of the reader.
(2)	See Note 14 to our consolidated financial statements included elsewhere in this annual report on Form 20-F on how basic and diluted earnings per share are calculated under IFRS.
(3)	Earnings per ADS is calculated by multiplying earnings per share by 10, which is the number of shares represented by each ADS.
(4)	The significant increase in our share capital in 2014 is primarily caused by the conversion of the amounts standing to the credit of the share premium account and the capital redemption reserve into our share capital due to the implementation of the no-par value regime under the Hong Kong Companies Ordinance (Cap. 622), which became effective on March 3, 2014. See Note 27 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, or the daily exchange rate. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 30, 2016 (RMB6.9430 to US$1.00 and HK$7.7534 to US$1.00). These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The daily exchange rates were RMB6.8865 = US$1.00 and HK$7.7737 = US$1.00, respectively, on April 13, 2017. The following table sets forth the high and low daily exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Exchange Rate

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low
October 2016	6.7819	6.6685	7.7600	7.7536
November 2016	6.9195	6.7534	7.7581	7.7546
December 2016	6.9580	6.8771	7.7674	7.7534
January 2017	6.9575	6.8360	7.7580	7.7540
February 2017	6.8821	6.8517	7.7627	7.7575
March 2017	6.9132	6.8687	7.7714	7.7611
April 2017 (up to April 13, 2017)	6.8988	6.8832	7.7737	7.7687

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2012, 2013, 2014, 2015 and 2016, calculated by averaging the daily exchange rate on the last day of each month during the relevant years.

Average Exchange Rate

	RMB per US$1.00	HK$ per US$1.00
2012	6.2990	7.7556
2013	6.1412	7.7565
2014	6.1704	7.7554
2015	6.2869	7.7519
2016	6.6549	7.7618

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Business

We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially and adversely affect our financial condition, results of operations and growth prospects.

The telecommunications industry in China has been evolving. We, along with China Mobile Communications Corporation, or China Mobile, and China Telecommunications Corporation, or China Telecom, are the three full-service telecommunications service providers that operate both fixed-line and mobile telecommunications networks in China. See “A. History and Development of the Company — Restructurings of the Telecommunications Industry” under Item 4. We face intense competition in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services, from China Mobile and China Telecom and expect that this competition will further intensify. In particular, we compete with China Mobile and China Telecom in mobile services. For fixed-line services, we are a leading fixed-line operator in northern China, while China Telecom has a dominant market position in southern China and the MIIT granted to China Mobile the approval for China Mobile to authorize China Mobile Limited to operate the fixed-line telecommunications business in December 2013. In addition, the PRC Government from time to time introduces new policies that may intensify competition among the three telecommunications operators, such as the policies that allow mobile subscribers to switch to the networks of another telecommunications operator with their existing numbers in certain areas in China and the removal by the State Council of the MIIT’s approval requirement on the tariff standard of telecommunications services.

We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. Such competition may further intensify due to recent policies of the PRC Government. For example, the PRC Government is in the process of implementing policies regarding the convergence of television broadcast, telecommunications and Internet access networks, and has introduced a series of policies that encourage non-State-owned companies to enter the PRC telecommunications industry. In May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit non-State-owned companies to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. The initial trial period of the pilot program ended on December 31, 2015, but the telecommunications resale business will continue to be governed by the rules of the pilot program before the MIIT issues any further rules. Since December 2013, the MIIT has approved 42 companies to operate such business. See “Business Overview — Mobile Telecommunications Resale Business” under Item 4.

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

Our net income and ARPU of mobile billing subscribers may continue to decline in the future.

Our net income decreased by 12.4% from RMB12.06 billion in 2014 to RMB10.56 billion in 2015, and decreased further by 94.0% from RMB10.56 billion in 2015 to RMB0.63 billion in 2016. The significant decrease in 2016 was primarily because (i) we had a one-off net gain in an amount of RMB9.25 billion (before tax) on disposal of telecommunications towers and related assets to the Tower Company in 2015, (ii) our network, operation and support expenses increased by RMB8.86 billion, or 20.9%, from 2015 to 2016, and (iii) our selling and marketing expenses increased by RMB2.68 billion, or 8.4%, from 2015 to 2016. The significant decrease was partially offset by the increase in our total service revenue by RMB5.70 billion, or 2.4%, from 2015 to 2016. See “Operating and Financial Review and Prospects — Operating Results — Year Ended December 31, 2016 Compared to Year Ended December 31, 2015” under Item 5. Some of these factors, such as increases in network, operation and support expenses and selling and marketing expenses may continue in the future, which could continue to have a material adverse effect on our net income in future years. In addition, our average revenue per subscriber per month, or ARPU, of mobile billing subscribers decreased by 3.1% from 2014 to 2015, although it remained stable in 2016 compared to 2015. We may not be able to increase ARPU of mobile billing subscribers or even experience declining ARPU of mobile billing subscribers in the foreseeable future, which could have a material adverse effect on our financial condition and results of operations.

Although we have been making various efforts to increase our ARPU and to improve our profitability, including promoting the migration of our subscribers of Global System for Mobile Communications, or GSM or 2G, services and third generation mobile telecommunications, or 3G, services to our 4G services, developing our high-end customers, and promoting our integrated mobile and fixed-lined services to encourage more usage of our services. We have also cooperated with Internet companies on initiating targeted marketing based on big data technology and providing products tailored to our subscribers’ need, to facilitate the development of our 4G services and increase our profitability at low incremental cost. However, we cannot assure you that these efforts will achieve the anticipated results, or at all.

The successful development of our mobile services is subject to market demand, consumer acceptance, technological challenges, competition on service fees, terminal subsidies and other marketing expenses, and other uncertainties, and expected benefits from investments in our mobile networks.

Our principal telecommunications services are mobile services, of which 4G services are a critical part. We commercially launched our 4G services in March 2014. We will continue to make investments in our 4G networks in the future, to expand our network coverage and improve our network quality. We may experience various difficulties in the development of our 4G services and other mobile services, including software, network, handset and other technical issues. We cannot assure you that we will be able to do so in a timely fashion or that we will not encounter other difficulties. Moreover, with respect to our mobile business, in particular our 4G services, we cannot assure you that:

•	we will be able to gain access to sufficient resources at commercially reasonable terms and conditions for expansion of our mobile networks;

•	our mobile services will be more popular among potential subscribers than those of our competitors; and

•	our mobile services will generate an acceptable or commercially viable rate of return.

Any failure or delay in expanding and upgrading our mobile networks, any increase in the associated costs (including the costs and expenses that may be incurred as a result of the changes of our marketing and sales policies) could hinder the recovery of our significant capital investment in mobile services, respectively, which could in turn have a material adverse effect on our financial condition, results of operations and growth prospects. For example, our network, operation and support expenses increased by RMB8.86 billion, or 20.9%, from 2015 to 2016, primarily due to the operating lease and other service charges payable to the Tower Company with respect to the telecommunications towers and related assets we lease from the Tower Company after we transferred our then-owned telecommunications towers and related assets to the Tower Company in October 2015, as well as the expansion of our networks. In the same period, our service revenue from mobile services increased by only RMB2.40 billion, or 1.7%. If such expenses continue to increase without corresponding increase in the relevant service revenue, our profitability would be adversely affected.

Our business relies on the lease arrangements with the Tower Company as to telecommunications towers and related assets, and we may not be able to achieve the expected benefits from the establishment of the Tower Company and such lease arrangements. Furthermore, it remains unclear whether the SEC considers its certain comments with respect to the transactions with the Tower Company unresolved and whether and how those unresolved comments would require our amendment of past or current disclosure.

In July 2014, we, China Mobile and China Telecom, the three major telecommunications operators in China, jointly established the Tower Company, which engages primarily in the construction, maintenance and operation of telecommunications towers and other ancillary facilities in China, as well as the provision of maintenance services of base station equipment. In October 2015, the Tower Company acquired all telecommunications towers and related assets from us, China Mobile and China Telecom. In July 2016, we, through our wholly owned subsidiary, CUCL, and the Tower Company entered into a commercial pricing agreement, or the Pricing Agreement, in relation to the leasing of the telecommunications towers and related assets acquired and newly constructed by the Tower Company. See “A. History and Development of the Company — Establishment of the Tower Company and the Disposal of Telecommunications Towers” under Item 4.

The main purpose for us to participate in the establishment of the Tower Company and lease telecommunications towers and related assets from the Tower Company is to enhance our telecommunications network coverage and capacity, realize long-term investment returns through the equity investment in the Tower Company and reduce capital expenditure as we ceased to construct telecommunications towers on our own. However, there is no assurance that these benefits will be achieved in the near future, or at all. In 2016, our network, operation and support expenses increased by RMB8.86 billion, or 20.9%, largely as a result of the operating lease and other service charges payable to the Tower Company, which may be larger than the depreciation and amortization expenses and maintenance costs we would have incurred if we own and operate our own telecommunications towers and related assets. In addition, the Pricing Agreement provides for a pricing adjustment mechanism, which could result in a significant adjustment of the fees charged to us by the Tower Company in the future if there is a material change in the actual operations, operating data and forecast of the Tower Company or any significant fluctuation in steel price, inflation and condition of the real estate market. Furthermore, since it is expected that, in principle, none of us, China Mobile or China Telecom will construct any telecommunications towers in the future, our business will rely on the lease arrangements with the Tower Company. Although we could renegotiate with the Tower Company on the lease fees based on the then current economic condition and benefit-cost analysis upon the expiry of the initial five-year lease term, we cannot assure you that such negotiation would result in the terms of the new lease commercially favorable to us. Moreover, as we do not control the Tower Company, the Tower Company may not act in the best interest of us. As such, we cannot assure you that our investment in the Tower Company, our sale of telecommunications towers and related assets and our lease of such assets from the Tower Company will achieve the anticipated results in the near future as expected, or at all.

As part of its periodic review of our filings, the staff of the Division of Corporation Finance of the SEC sent us three rounds of comments in September 2016, November 2016 and February 2017, respectively, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2015. These comments mainly relate to the background, execution process and accounting treatments of the aforesaid transactions with the Tower Company. We have responded to the latest comments in March 2017, and have not yet received a formal reply from the SEC to our latest response letter. Thus we do not know if the SEC considers certain comments to remain unresolved, and whether and how those unresolved comments could affect any of our past or current disclosure. As such, there remains uncertainty whether we would be required to amend our past or current disclosure, including the financial statements, which could result in us incurring costs and divert the attention of our management and employees. To the extent that any such amendment occurs, we cannot assure you that it would not cause any adverse effect on our stock price.

The industry trends of mobile service substitution and mobile service migration from older generations to new generations may continue to have a material adverse effect on our older generations mobile services and fixed-line local telephone services , which may materially and adversely affect our financial condition, results of operations and growth prospects.

As the technology of mobile services evolves, the trend of mobile service migration from older generations to new generations would generally have an adverse effect on our older generations services, including a growth slowdown or a decrease in the number of subscribers and usage. In particular, our 2G services and 3G services, have been negatively affected by the trend of migration to 4G services, which resulted in a decrease in our subscribers and revenue from our non-4G mobile services in 2016. Although such trend of migration would increase our 4G service subscribers and revenue, we cannot guarantee that such increase can always fully offset the adverse effect. Likewise, we experienced a continuing decline in the number of fixed-line local telephone subscribers and usage of our fixed-line local telephone services during the past several years due to the trend of mobile service substitution for fixed-line services. Consistent with trends in global markets, significant traffic from our fixed-line networks has been diverted to mobile networks, including mobile networks of other mobile operators. This trend has resulted in a continuing decline in our revenue derived from our fixed-line local telephone services in recent years.

We have been taking various measures to retain our subscribers and their service usage of our fixed-line local telephone services, attract our older generations mobile service subscribers to migrate to our 4G networks, and attract mobile service subscribers from other telecommunications operators to our mobile service network, in particular, the 4G networks. Such measures include improvement of our products and services, acceleration of the construction and enhancement of coverage of our 4G networks, and promotion of the integrated development of our mobile services and fixed-line services in order to mitigate the adverse impact caused by the above mentioned industry trends. If these efforts are not successful, our financial condition, results of operations and growth prospects could be materially and adversely affected.

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

In addition, the growth of our business depends on whether we are able to continue to optimize the capacity, expand the coverage and improve the quality of, and upgrade our existing networks and infrastructure in a timely and effective manner. Our ability to expand and upgrade our networks and infrastructure is subject to a number of uncertainties, including our ability to achieve the following on a timely basis and on acceptable terms:

•	manage technology migration in an effective manner, including effectively responding to a shortage of available Internet Protocol version 4 addresses and timely developing mobile network evolution;

•	obtain adequate financing;

•	obtain relevant government licenses, permits and approvals;

•	obtain adequate network equipment and software;

•	retain experienced management and technical personnel;

•	obtain sufficient spectrum frequencies, network numbers and other telecommunications resources controlled by the PRC Government;

•	gain access to the sites for network construction or upgrade; and

•	enter into interconnection and other arrangements with other operators.

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

Our ability to provide telecommunications services depends upon arrangements with other telecommunications operators. In particular, interconnection is necessary to complete all calls between our subscribers and subscribers of other telecommunications operators. We, either through ourselves or through Unicom Group, have established interconnection and transmission line leasing arrangements with other telecommunications operators, including our parent company, as required to conduct our current business. Any disruption to our interconnection with the networks of those operators or other international telecommunications operators with which we interconnect may affect our operations, service quality and customer satisfaction, thus adversely affecting our business. Furthermore, we are generally not entitled to collect indirect or consequential damages resulting from disruptions in the networks with which we are interconnected. Any disruption in existing interconnection arrangements and leased line arrangements or any significant change of their terms, as a result of natural events or accidents or for regulatory, technical, competitive or other reasons, may lead to temporary service interruptions and increased costs that can seriously jeopardize our operations and adversely affect our financial condition, results of operations and growth prospects. Difficulties in executing alternative arrangements with other operators on a timely basis and on acceptable terms, including the inability to promptly establish additional interconnection links or increase interconnection bandwidths as required, could also materially and adversely affect our financial condition, results of operations and growth prospects.

Interruptions to our networks and operating systems or to those with which we interconnect, including those caused by natural disaster and service maintenance and upgrades, may disrupt our services and operations and may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects.

Our network infrastructure and the networks with which we interconnect are vulnerable to potential damages or interruptions from floods, wind, storms, fires, power loss, severed cables, acts of terrorism and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other failure of our networks or systems, or the networks to which we are interconnected, may result in consequential interruptions in services across our telecommunications infrastructure. In 2016, certain areas of China suffered from natural disasters including typhoons, floods, mountain torrents, mudslides and landslides, and these natural disasters caused extensive damage to our network equipment, including our base stations and optical fiber networks, in the affected areas. As a result, we experienced service stoppage and other disruptions in our operations in those areas and also sustained economic losses. Any future natural disasters may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our services and operations. Moreover, our networks and systems and the networks with which we interconnect also require regular maintenance and upgrades. Such maintenance and upgrades may cause service disruptions. Network or system failures, as well as abrupt high traffic volumes, may also affect the quality of our services and cause temporary service interruptions. Any such future occurrence may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects.

If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected.

We transferred our then-owned telecommunications towers and related assets to the Tower Company in October 2015, and since then have ceased to construct, maintain or operate telecommunications towers and we expect that our capital expenditure will decrease significantly as a result. However, we continue to have capital expenditure requirements for our mobile networks, broadband and data networks, telecommunications infrastructure and transmission networks, and debt service requirements necessary to implement our business strategies. We incurred capital expenditure of RMB72.11 billion in 2016. To the extent these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. We cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms. Even if we obtain such financing, our financing cost may increase significantly as a result of additional financing or higher interest rate. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:

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

From time to time, we adjust our tariff plans by taking into account various factors, including the market conditions and policies of the PRC Government, and such adjustments may have a material negative effect on our revenue and profitability. In May 2015, the PRC government introduced a policy of increasing network speed and reducing tariffs. Since May 2015, in order to expand our customer base as well as to comply with the relevant policies, we have, in addition to continuing increasing our network speed, offered discounts to our tariff plans. In October 2015, we launched an mobile data carry-over programs, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge. Furthermore, in light of the governmental policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province issued in April 2015 by the PRC Government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. In March 2017, we announced that we plan to substantially reduce Internet private line access tariff for small and medium enterprises customers and international long-distance call tariff. In addition, we expect that starting from October 1, 2017, we will cease to charge mobile handset subscribers domestic long-distance and roaming fee. See “B. Business Overview — Regulatory and Related Matters — Tariff Setting” under Item 4. The tariff reduction measures have resulted in and may continue to have a negative impact on our operating revenue and profitability. Any future governmental policies in China or market conditions that require us to further reduce our tariffs could materially and adversely affect our financial condition and results of operations.

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

Furthermore, personal privacy, information security, and data protection are increasingly significant issues in China. The regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. For example, the Cyber Security Law of the PRC will come into force on June 1, 2017. Any failure or perceived failure to comply with applicable privacy, security, or data protection laws or regulations may adversely affect our business.

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

We are exposed to reputational and legal risks associated with telecommunications fraud carried out on our network.

Telecommunications fraud, in which a person defrauds another by means of telecommunications technologies including SMS, telephone, and Internet, exposes us to reputational and legal risks. If telecommunications fraud is committed on our network, we may be held liable for our failure to fully comply with PRC regulatory requirements to prevent telecommunications fraud. In September 2016, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, the MIIT, the People’s Bank of China and the China Banking Regulatory Commission jointly issued the Notice on the Prevention and Combating of Telecommunications Network Fraud, and, in November 2016, the MIIT issued the Practice Opinions on Further Prevention and Combating Telecommunications Information Fraud, both of which require telecommunications operators to strictly require customers to register under their real names when applying for telecommunications services, which requires us to fully and promptly comply with the requirements on real-name registration. We have implemented various measures to strengthen our management and control over sales and distribution channels, including carrying out the real-name registration system for our customers in accordance with the requirements of government authorities. However, telecommunications fraud may still result in claims being brought against us and may damage our reputation and could have an adverse effect on our business and results of operations.

Our controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of us or our other shareholders and may fail to provide services and facilities that we rely on to operate our business.

Unicom Group indirectly controlled an aggregate of approximately 74.36% of our issued share capital as of April 13, 2017 and all of our four executive directors also concurrently served as directors or executive officers of Unicom Group as of the same date. As our controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.

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

Our controlling shareholder, Unicom Group, is contemplating, developing and processing the plan relating to the mixed ownership reform. The finalization and future implementation of such plan are still subject to substantial uncertainty.

In April 2017, we were notified by Unicom Group, our ultimate controlling shareholder, that its management was contemplating, developing and processing significant matters relating to the mixed ownership reform, which may potentially involve change in the shareholding structure of the A Share Company, our controlling shareholder and a subsidiary of Unicom Group. The mixed ownership reform is to encourage investment by private capital into the Unicom Group and its affiliates, with a view to improving its corporate governance, incentive system and management efficiency. However, the related plan for these matters is still under deliberation. There is no assurance that the plan will be finalized and adopted, and, even if it does, there is substantial uncertainty with respect to the implementation of such plan and the participation of private investors. As such, we may not be able to realize the expected benefits, if at all.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2016 was effective. The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by our independent registered public accounting firm, as stated in its report. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially and adversely affect the market prices of our shares and ADSs.

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

Certain misconduct or alleged misconduct by our executive officers or employees, including our former chairman and chief executive officer, may adversely impact the Company, including potentially by damaging our reputation, creating litigation risk, and adversely impacting the trading price of our ordinary shares and ADSs.

We are aware that certain management personnel of the Company and/or our subsidiaries engaged in or are alleged to have engaged in unlawful conduct, including acceptance of bribes. For example, our former chairman and chief executive officer, Mr. Chang Xiaobing, was accused in the court of accepting bribes worth approximately RMB3.76 million between 1998 and 2014. On April 18, 2017, Mr. Chang pleaded guilty to these charges at trial and is awaiting sentencing. Mr. Chang served as our chairman and chief executive officer between 2004 and 2015.

We are aware that, on or around April 18, 2017, certain law firms in the United States that specialize in representing investors as plaintiffs in class action litigation have publicly stated that they are investigating potential federal securities laws claims against the Company and its representatives on behalf of our investors relating to the misconduct of Mr. Chang. We were not aware of any actual claims or legal proceedings in this regard as of the date of this annual report. However, the aforementioned investigations and any other threatened or actual claims or legal proceedings against the Company or its representatives, regardless of whether or not they are meritorious, could materially and adversely affect our reputation, operations and the trading price of our ordinary shares and ADSs.

In response to management misconduct, we have taken and will continue to take various measures, including enhancing our employees’ compliance awareness and taking steps to confirm that our risk management and internal control procedures are robust. However, we cannot be certain that these measures will effectively detect or prevent future employee misconduct. If these measures prove ineffective in detecting or preventing future employee misconduct, among other things our reputation could be harmed, our operations could be disrupted and the trading price of our ordinary shares and ADSs could be adversely impacted.

Risks Relating to the Telecommunications Industry in China

Government regulation of the telecommunications industry in China may affect our ability to respond to market conditions or competition, and may have a material adverse effect on our financial condition, results of operations and growth prospects.

As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, which is the primary regulator of the telecommunications industry in China. The MIIT is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC Governmental authorities also regulate capital investment and foreign investment in the telecommunications industry. See “B. Business Overview — Regulatory and Related Matters” under Item 4. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our ability to respond to market conditions or to changes in our cost structure. Moreover, we operate our businesses pursuant to approvals granted by the State Council of the PRC, or the State Council, and under licenses granted by the MIIT. If these approvals or licenses were revoked or suspended, our business and operations would be materially and adversely affected. In addition, we are subject to various regulatory requirements as to a wide range of matters relating to our business operations, including service quality and real-name registration for telecommunications service subscribers and other actions, and failure to comply with such requirements may subject us to mandatory penalties or other punitive measures, any of which could have a material adverse effect on our financial condition, results of operations and growth prospects. Furthermore, we cannot assure you that we will not experience any adverse impact on our business during the course of our compliance with regulatory requirements in the PRC telecommunications industry. Similarly, the PRC regulators may promulgate and implement new regulations, rules and policies on the telecommunications industry from time to time, and we cannot guarantee that any such new regulations, rules or policies will not have a material adverse effect on our financial condition, results of operations and growth prospects.

Potential changes in laws, regulations and policies relating to the PRC telecommunications industry or any future industry restructuring may materially and adversely affect our financial condition, results of operations and growth prospects.

The PRC Government continues to regulate many aspects of the telecommunications industry in China. Potential changes in laws, regulations and policies and their implementation could lead to significant changes in the overall industry environment and may have a material adverse effect on our financial condition, results of operations and growth prospects. The PRC Government has been adjusting and improving its regulatory oversight of the telecommunications industry, including further deregulating telecommunications tariffs.

For example, in December 2016, the amended Regulations of People’s Republic of China on the Management of Radio Operation came into effect, which provides that permission for using certain radio frequency bands, including those for fifth generation mobile telecommunications, or 5G, services, may be obtained through bidding processes or auctions. As such, competition for radio frequencies could become more intensive in the future, and as a result we may not be able to obtain all desirable radio frequencies at commercially acceptable terms, or at all, which may have a material adverse effect on our results of operations and growth prospects.

Relevant departments of the PRC government, under the direction of the State Council, are currently preparing a telecommunications law to provide a uniform regulatory framework for the telecommunications industry in China. As of the date of this annual report, the telecommunications law has not yet been officially promulgated by the PRC Government. The promulgation of the telecommunications law and other new telecommunications regulations or rules, or future changes thereto, such as enforcement of existing regulations and policies, may materially and adversely affect our financial condition, results of operations and growth prospects.

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

The PRC telecommunications industry has experienced certain restructuring in recent years and may be subject to further restructuring. Such further industry restructuring may materially affect the operations of all telecommunications operators in China, including us. Accordingly, we cannot predict the scope and effect of any further restructuring on our financial condition, results of operations and growth prospects.

The PRC Government may require us, along with other telecommunications service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government authorities, and the MIIT has the authority to delineate the scope of universal service obligations. The MIIT, together with the finance department and pricing authorities of the State Council, are also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. For instance, in December 2015, the Ministry of Finance, or MOF, and the MIIT jointly issued the rules regarding the pilot program for universal services to be implemented in 97 prefecture-level cities across the PRC. See “B. Business Overview — Regulatory and Related Matters — Universal Services” under Item 4.

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

The PRC economy has experienced a slowdown for the past few years. The GDP growth rate of China decreased from 11.4% in 2007 to 6.7% in 2016. It’s uncertain whether China’s economic growth will return to the previous level of growth or it will encounter deterioration. In light of the slowdown of China’s economic growth, our subscribers’ usage of our services may decrease and we may experience increased difficulties in retaining existing subscribers or acquiring new subscribers, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

You may experience difficulties in effecting service of legal process and enforcing foreign court judgments against us and our management in China.

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

Natural disasters such as earthquakes, snowstorms and floods may result in significant and extensive damage to our base stations and network equipment. Moreover, certain countries and regions, including China, have encountered incidents of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, and the outbreak of influenza A (H1N1) in the past. In 2016, certain areas of China suffered from natural disasters including typhoons, floods, mountain torrents, mudslides and landslides, and these natural disasters caused extensive damage to our network equipment, including our base stations and optical fiber networks, in the affected areas. We are unable to predict the effect, if any, that any other future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

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

The PCAOB has conducted inspections of independent registered public accounting firms outside of China and has at times identified deficiencies in the audit procedures and quality control procedures of those accounting firms. Such deficiencies may be addressed in those accounting firms’ future inspection process to improve their audit quality. Due to the lack of PCAOB inspections of audit work undertaken in China, our investors do not have the benefit of the regular evaluation by PCAOB of the audit works, audit procedures and quality control procedures of our independent registered public accounting firm.

Proceedings instituted by the SEC against certain China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

If the settlement terms are not adhered to, Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another registered public accounting firm to audit and issue an opinion on our financial statements. A delinquency in our filings with the SEC may result in NYSE initiating delisting procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospect.

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

We were incorporated under the laws of Hong Kong on February 8, 2000 under the predecessor of the Companies Ordinance as a company limited by shares under the name “China Unicom Limited”. In connection with the telecommunications industry restructuring initiated by the MIIT, the NDRC and the MOF, in 2008 as discussed below, we merged with China Netcom and changed our name to “China Unicom (Hong Kong) Limited” with effect from October 15, 2008. Following our merger with China Netcom, we became an operator providing a full range of telecommunications services, including mobile and fixed-line services, in China.

Our registered office and principal executive offices are located at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (telephone number: 852-2126-2018).

Restructurings of the Telecommunications Industry

In May 2008, the MIIT, the NDRC and the MOF issued a joint announcement relating to the further reform of the PRC telecommunications industry. According to the joint announcement, the principal objectives of such further reform included, among others: (i) supporting the formation of three telecommunications service providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, in order to help optimize the allocation of telecommunications resources and foster market competition; (ii) promoting homegrown innovation by telecommunications service providers; and (iii) enhancing the service capabilities and quality of, and the regulatory framework governing, the telecommunications industry. To achieve these objectives, the three ministries encouraged the following restructuring transactions: (a) the acquisition by China Telecom of the CDMA network (including both assets and subscriber base) then owned by Unicom Group; (b) the merger between China Unicom and China Netcom; (c) the transfer of the basic telecommunications service business operated by China Satellite into China Telecom; and (d) the consolidation of China Tietong into China Mobile. The detailed implementation plans relating to these restructuring transactions were subsequently formulated by the relevant parties and, as a result, China Mobile, China Telecom and we became the current three major telecommunications operators in China, each providing a full range of telecommunications services nationwide.

Sale of CDMA Business, Merger with China Netcom and Related Transactions

Disposal of CDMA Business and Related Transactions

In October 2008, we, through CUCL, disposed of our CDMA business and certain other assets to China Telecom, which included (i) the entire CDMA business owned and operated by CUCL, together with the assets of CUCL that are relevant to the CDMA operations and the rights and liabilities of CUCL relating to its CDMA subscribers, (ii) the entire equity interest in China Unicom (Macau) Company Limited, our wholly owned subsidiary, and (iii) all of the 99.5% equity interest in Unicom Huasheng Telecommunications Technology Company Limited, a limited liability company incorporated under the laws of the PRC, held by CUCL. The consideration for the disposal was RMB43.8 billion in cash. In addition, in connection with the disposal, Unicom Group and Unicom New Horizon also disposed of their CDMA network to China Telecom at a consideration of RMB66.2 billion in October 2008.

Merger with China Netcom and Related Transactions

On October 15, 2008, following the approval of the merger by our shareholders and the shareholders of China Netcom at shareholders’ meetings held on September 16, 2008 and September 17, 2008, respectively, and the satisfaction of all other conditions, the merger between China Unicom and China Netcom by way of a scheme of arrangement of China Netcom. As a result, China Netcom became our wholly owned subsidiary and the listings of China Netcom’s ordinary shares and ADSs on the HKSE and the NYSE, respectively, were withdrawn, and our name changed from “China Unicom Limited” to “China Unicom (Hong Kong) Limited” on October 15, 2008. Our stock trading code on the HKSE and our ticker symbol on the NYSE remain unchanged.

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

Our Relationship with Unicom Group

Our ultimate controlling shareholder is Unicom Group, a company incorporated under the laws of the PRC and majority-owned by the PRC Government. Unicom Group was established in accordance with the State Council’s approval to introduce orderly competition in the telecommunications industry in 1994.

Unicom Group transferred certain of its telecommunications assets, rights and liabilities to CUCL (which became our wholly owned subsidiary in China) in April 2000 in preparation for our initial public offering, or IPO. In June 2000, we successfully completed our IPO. Our ordinary shares are listed on the HKSE and our ADSs, each representing 10 of our ordinary shares, are listed on the NYSE.

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

Set forth below is our shareholding structure as of April 13, 2017.

Two-Step Voting Arrangements

As a result of a series of internal restructurings of Unicom Group’s shareholding in us following our IPO, China Unicom (BVI) Limited, or Unicom BVI, became our direct controlling shareholder, which in turn is directly controlled by the A Share Company and indirectly controlled by the Unicom Group. The A Share Company’s business is limited to indirectly holding the equity interest in Unicom without any other direct business operations. The A Share Company was listed on the Shanghai Stock Exchange in 2002. In order to allow public shareholders of the A Share Company to indirectly participate in our shareholders’ meeting, a voting mechanism was designed in accordance with the articles of association of Unicom BVI and the A Share Company. Under this voting mechanism, before Unicom BVI votes on certain proposals at our shareholders’ meeting, the A Share Company must first convene a shareholders’ meeting to consider the same proposals in order to direct Unicom BVI to vote the shares in our company indirectly held by the A Share Company through Unicom BVI. Unicom Group can similarly direct the voting in respect of its direct equity interest in Unicom BVI.

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

Establishment of the Tower Company and the Disposal of Telecommunications Towers

In July 2014, we, through our wholly owned subsidiary, CUCL, a subsidiary of China Mobile and a subsidiary of China Telecom jointly established the Tower Company. We subscribed for 3.01 billion shares of the Tower Company at RMB1.00 per share, representing 30.1% of the registered capital of the Tower Company, and the remaining 40.0% and 29.9% of the registered capital of the Tower Company were subscribed for by China Mobile and China Telecom, respectively, at the same price. The Tower Company primarily engages in the construction, maintenance and operation of telecommunications towers. It will also be engaged in the construction, maintenance and operation of ancillary facilities including base station control rooms, power supplies, air conditioning and interior distribution systems, as well as the provision of maintenance services of base station equipment.

In October 2015, we, through our wholly owned subsidiaries, CUCL and Unicom New Horizon, entered into a transfer agreement with (i) China Mobile Communication Company Limited, a subsidiary of China Mobile, and its 31 subsidiaries, (ii) China Telecom Corporation Limited, a subsidiary of China Telecom, (iii) China Reform Holding Company Limited, a wholly State-owned company, and (iv) the Tower Company, pursuant to which we, China Mobile and China Telecom sold certain telecommunications towers and related assets to the Tower Company, the Tower Company would issue and allot shares in the Tower Company and/or pay certain cash as consideration for such transfers, and China Reform Holding Company Limited agreed to subscribe for new shares in the Tower Company in cash. As of April 13, 2017, we, through CUCL, owned approximately 28.1% equity interest in the Tower Company, while China Mobile, China Telecom and China Reform Holding Company Limited owned approximately 38.0%, 27.9% and 6.0% equity interest in the Tower Company, respectively.

In July 2016, we, through our wholly owned subsidiary, CUCL, and the Tower Company entered into the Pricing Agreement under which we lease telecommunications towers and related assets from the Tower Company for an initial term of five years. See “B. Related Party Transactions” under Item 7 for major items of the Pricing Agreement, including pricing for the lease.

Establishment of China Unicom Finance Company Limited

On December 6, 2013, CUCL and Unicom Group entered into a capital contribution agreement regarding the establishment of China Unicom Finance Company Limited, or the Finance Company. Pursuant to the capital contribution agreement, CUCL and Unicom Group invested RMB2,730 million and RMB270 million, representing 91% and 9% of the total registered capital of the Finance Company, respectively. The Finance Company was established for the purposes of providing various financial services to Unicom Group, its subsidiaries and other associated entities, see “B. Related Party Transactions — Establishment of the Finance Company and Provision of Financial Services” under Item 7.

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous three years and those planned for 2017. We currently do not have any significant divestiture in progress.

B.	Business Overview

General

We are an integrated telecommunications operator in China providing mobile voice and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services to our customers. We, China Mobile and China Telecom are the three major telecommunications operators in China.

In 2016, our total revenue was RMB274.20 billion, of which our total service revenue increased by 2.4% from RMB235.28 billion in 2015 to RMB240.98 billion in 2016, and total sales of telecommunications products decreased by 20.5% from RMB41.77 billion in 2015 to RMB33.22 billion in 2016. Service revenue from mobile services continued to constitute a substantial portion of our total service revenue. The service revenue from our mobile services was RMB145.02 billion, representing 60.2% of our total service revenue. Our service revenue from mobile services in 2016 increased by 1.7% from RMB142.62 billion in 2015. The number of mobile billing subscribers also increased by 4.6% from 252.32 million in 2015 to 263.82 million in 2016. In addition, the total number of our 4G subscribers substantially increased from 44.16 million in 2015 to 104.55 million in December 2016. Besides, our service revenue from fixed-line services continued to grow in 2016. Service revenue from fixed-line services increased by 3.7% from RMB91.26 billion in 2015 to RMB94.66 billion in 2016, of which the revenue from fixed-line broadband access remained stable during these periods. In 2016, revenue from fixed-line broadband access accounted for 46.3% of total service revenue from the fixed-line services.

Mobile Services

Our mobile services consist of GSM, 3G and 4G services. In recent years, we have focused on 4G services. MIIT granted our parent company, Unicom Group, the licenses to operate 4G services adopting the two major variants of 4G LTE technologies, being the Time Division LTE technology, or TD-LTE, and the Frequency-Division LTE technology, or LTE FDD, in December 2013 and February 2015, respectively. Unicom Group authorized our wholly owned subsidiary, CUCL, to operate the 4G services. Our mobile services primarily consist of mobile voice services and mobile non-voice services. Our mobile voice services enable our subscribers to make and receive phone calls, including local calls, domestic long-distance calls, international long-distance calls, intra-provincial roaming, inter-provincial roaming and international roaming, with a mobile handset at any point within the coverage area of our mobile telecommunications networks. Our mobile non-voice services primarily include wireless Internet, mobile reading, mobile music, “WO App Store”, SMS, “Cool Ringtone” (a personalized ring-back tone service) and other wireless information services.

Total revenue from our mobile services was RMB178.08 billion in 2016, of which service revenue from our mobile services increased by 1.7% from RMB142.62 billion in 2015 to RMB145.02 billion in 2016. Such service revenue from mobile services accounted for 60.6% and 60.2% of our total service revenue in 2015 and 2016, respectively.

The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2014		2015		2016
Number of mobile billing subscribers (in thousands)(1)	266,579		252,317		263,822
Estimated market share of mobile billing subscribers(1)(2)	20.7%		19.8%		19.9%
Mobile billing subscribers ARPU (in RMB)(1)(3)	47.8		46.3		46.4
Number of 4G subscribers (in thousands)(1)	N.A.	(6)	44,156		104,551
4G subscribers ARPU (in RMB)(1)(4)	N.A.	(6)	N.A.	(6)	76.4
4G subscribers DOU (in megabytes)(1)(5)	N.A.	(6)	N.A.	(6)	1,521

(1)	Mobile billing subscribers are referred generally to subscribers who have revenue contribution in the relevant month indicated. The number of mobile billing subscribers as of December 31, 2014 and December 31, 2015 was the number of mobile billing subscribers who had revenue contribution in December 2014 and December 2015, respectively. 4G subscribers are referred generally to subscribers who possess 4G handsets, use our 4G networks and have revenue contribution in the relevant month indicated. Since January 2016, we have been reviewing and analyzing our mobile billing subscribers data and 4G subscribers data as we believe such data provides more meaningful information to measure our performance in accordance with our operating strategy. The number of mobile billing subscribers and 4G subscribers as of December 31, 2014 and December 31, 2015 has been generated for our management’s review of the trend of performance.
(2)	Market share in a given area is determined by dividing the number of our mobile billing subscribers in the area by the total number of our mobile billing subscribers and mobile subscribers of our major competitors in the area. The number of mobile subscribers of our major competitors is publicly disclosed by the mobile operators.
(3)	We calculate mobile billing subscribers ARPU by dividing the annual average revenue per mobile billing subscriber by 12. Annual average revenue per mobile billing subscriber is calculated by dividing the amount of revenue from mobile services for the relevant year by the average number of mobile billing subscribers for the year, which is the average of the 12 monthly average mobile billing subscribers during the year. For a particular month, monthly average mobile billing subscribers is the average of the number of mobile billing subscribers as of the end of the preceding month and the end of that month.
(4)	We calculate 4G subscribers ARPU by dividing the annual average revenue per 4G subscriber by 12. Annual average revenue per 4G subscriber is calculated by dividing the amount of revenue from 4G services for the relevant year by the average number of 4G subscribers for the year, which is the average of the 12 monthly average 4G subscribers during the year. For a particular month, monthly average 4G subscribers is the average of the number of 4G subscribers as of the end of the preceding month and the end of that month.
(5)	We calculate average data usage per 4G user per month, or 4G subscribers DOU, by dividing the annual average data usage per 4G subscriber by 12. Annual data usage per 4G subscriber is calculated by dividing the total data usage under our 4G services for the relevant year by the average number of 4G subscribers for the year, which is the average of the 12 monthly average 4G subscribers during the year. For a particular month, monthly average 4G subscribers is the average of the number of 4G subscribers as of the end of the preceding month and the end of that month.
(6)	Since the development of our 4G services was in a relatively preliminary stage in 2014 and 2015, we considered it not cost-effective to generate accurate data relating to our 4G services.

Mobile Billing Subscribers

Our total number of mobile billing subscribers increased by 4.6% from 252.32 million as of December 31, 2015 to 263.82 million as of December 31, 2016. Mobile billing subscribers are referred generally to subscribers who have revenue contribution in the relevant month indicated. The increase in the total number of mobile billing subscribers was primarily due to the substantial increase in the number of our 4G subscribers and the number of our products which require usage of data.

ARPU of Mobile Billing Subscribers

The ARPU of our mobile billing subscribers slightly increased from RMB46.3 in 2015 to RMB46.4 in 2016, despite the implementation of the PRC Government’s policy of increasing network speed and reducing tariffs. The slight increase in our ARPU was mainly due to the increase in the percentage of our 4G subscribers, who have relatively high ARPU, accounting for our mobile billing subscribers.

4G Subscribers

The total number of our 4G subscribers increased significantly from 44.16 million as of December 31, 2015 to 104.55 million as of December 31, 2016. 4G subscribers are referred generally to subscribers who possess 4G handsets, use our 4G networks and have revenue contribution in the relevant month indicated. The substantial increase in our total number of 4G subscribers was primarily due to (i) our expansion of 4G network and improvement of 4G network quality; (ii) promotion of certain popular handsets with dual SIM card slots and “All Network Access” which enable our 4G subscribers to access networks across different telecommunications operators; (iii) migration of older generation subscribers to 4G resulting from our marketing of data and content supply; and (iv) our offerings of services that integrate 4G, fixed-line broadband, video, application and other services.

Fixed-Line Services

We are a leading fixed-line broadband and communications operator in northern China. Following our merger with China Netcom in October 2008, which previously provided mainly fixed-line services in 10 provinces in northern China, and our acquisition of the fixed-line business in 21 provinces in southern China from our parent companies in January 2009, we offer a wide range of fixed-line services nationwide in China, including (i) fixed-line broadband services and data communications services, including fixed-line broadband access services, internet value-added services and data communications services, (ii) fixed-line voice services, including local and long-distance fixed-line voice services and value-added services, and (iii) other services.

Our total revenue from fixed-line services was RMB94.81 billion in 2016, of which service revenue from our fixed-line services increased by 3.7% from RMB91.26 billion in 2015 to RMB94.66 billion in 2016, accounting for 38.8% and 39.3% of our total service revenue in 2015 and 2016, respectively. In 2016, we achieved stable increase in total revenue from our fixed-line services, mainly attributable to our upgraded fiber-optic broadband network, the improvement of our network speed, and the promotion of the development of integrated and innovative mobile and fixed-line services.

Fixed-Line Broadband Services and Data Communications Services

Our fixed-line broadband services and data communications services consist of fixed-line broadband access services, internet value-added services and data communications services.

Fixed-Line Broadband Access Services

Fixed-line broadband access services are one of our emphases as part of our strategy to focus on high growth services and also the foundation for the development of our mobile network and services. The growth in fixed-line broadband access services has been driven by the increasing affordability and rising use of personal computers and other Internet access devices, gradual recognition by businesses of the importance of information and the proliferation of content and applications, such as online games and video-on-demand. We are a leading provider of fixed-line broadband access services in our fixed-line northern service region and we seek to maintain this leading position by capitalizing on our extensive fixed-line network, large customer base, experienced sales force, established brand and strategy of multi-service bundling.

In 2016, we continued to upgrade our fiber-optic transmission network and improved access speed. Through strengthening the marketing of integrated mobile and fixed-line services, we promoted IPTV/Internet TV services, which effectively developed fixed-line broadband subscribers and enhanced customer loyalty by creating more value for them. As of December 31, 2016, our fixed-line broadband subscribers increased by 4.0% to 75.24 million, of which subscribers with 20M-and-above bandwidth accounted for 78% of all fixed-line broadband subscribers, representing an increase of 59 percentage points from the end of 2015. Our fixed-line broadband access ARPU decreased by 4.5% from RMB51.7 in 2015 to RMB49.4 in 2016 primarily due to the intensifying market competition, in particular, competition as a result of our competitor’s aggressive marketing strategies involving low tariff and bundle sales of products.

The following table sets forth the information of our fixed-line broadband subscribers as of the dates indicated:

	As of December 31,
	2014	2015	2016
Number of fixed-line broadband subscribers (in thousands)	68,790	72,330	75,236

Internet Value-added Services

Our internet value-added services primarily include Internet Data Center, or IDC, cloud computing, information communication technology and IPTV services. In 2016, we actively leveraged our advantages in network and informatization, and focused on industrial internet and platform-based services, which led to breakthrough and substantial growth in IDC and cloud computing. As of December 31, 2016, we had approximately 120,000 racks supporting our internet hosting services, 12 national cloud data centers and over 300 local data centers. In 2015 and 2016, revenue from IDC and cloud computing was RMB7.07 billion and RMB9.45 billion, respectively.

Data Communications Services

We are a leading provider of data communications services in our fixed-line northern service region. We offer data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer leased line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators. In 2016, we continued to offer full-scale data communications services to international operators and domestic and international corporate customers. We have also improved our capabilities to offer cross-border data communications and integrated information services.

Fixed-Line Voice Services

Our fixed-line voice services consist of local voice, domestic long-distance, international long-distance, interconnection and PHS services. As domestic mobile operators launched service packages at competitive prices, mobile roaming tariffs were lowered, and the migration of voice usage from fixed-line to mobile continued. In 2016, leveraging on our company’s full-service advantage, we enhanced market development in areas of customer premises network, or CPN, and rural markets, as well as strengthened the marketing of integrated services.

The number of our fixed-line subscribers was 82.06 million, 73.86 million and 66.65 million as of December 31, 2014, 2015 and 2016, respectively. The decrease in the recent years was primarily due to a decrease in the number of our fixed-line telephone service subscribers.

Local Voice Services

As a result of mobile substitution, our fixed-line local voice traffic has continued to decrease in recent years. As fixed-line broadband services further develop, our Internet dial-up usage has also continued to decrease. The total usage of our local calls were 69,879 million times, 59,084 million times and 49,142 million times in 2014, 2015 and 2016, respectively.

Long-Distance Voice Services

We offer traditional long-distance services and VoIP long-distance services. In recent years, due to the general decline of our fixed-line services and competition from software applications that allow users to make long-distance calls over the Internet, our long-distance services has been adversely affected.

Total minutes of domestic long-distance calls carried through our long-distance networks for the year ended December 31, 2014, 2015 and 2016 were 14,198, 12,707 and 12,452 million, respectively.

The following table sets forth certain information related to the usage of our international long-distance services for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
International long-distance outbound call minutes (minutes in millions)(1)(2)
Traditional	74	53	39
VoIP	100	62	57

Total	174	115	95

(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our international long-distance networks.
(2)	Includes long-distance outbound calls made to Hong Kong, Macau and Taiwan.

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

Fixed-Line Other Services

Our fixed-line other services primarily include installation of fixed-line equipment services, internet hosting services, telecommunications equipment and real property leasing services and other services. In 2016, our revenue from fixed-line other services increased by 8.9% from RMB965 million in 2015 to RMB1,051 million in 2016, primarily due to the increase in our revenue from internet hosting services.

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

Roaming

We provide roaming services, which allow our subscribers to access our mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements. As of March 31, 2017, we had roaming arrangements for (i) GSM international voice and SMS services with 610 operators in 249 countries and regions, (ii) GPRS international inbound data services with 539 operators in 213 countries and regions and for GPRS international outbound data services with 491 operators in 213 countries and regions, (iii) 3G services with 411 WCDMA operators in 153 countries and regions, and (iv) 4G international inbound data services with 155 operators in 103 countries and regions and for 4G international outbound data services with 142 operators in 97 countries and regions.

A mobile subscriber using roaming services is charged at our roaming usage rate for both incoming and outgoing calls, plus applicable long-distance tariffs. We expect that starting from October 1, 2017, we will cease to charge mobile handset subscribers for domestic long-distance tariffs and roaming fee. With respect to international roaming, we settle roaming charges with international operators in accordance with roaming agreements between Unicom Group and each of the international operators.

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

We have deployed GSM, WCDMA and LTE mobile networks. Our GSM mobile network mainly operates at 900 MHz, 1800 MHz and 2100MHz frequency bands for FDD network and 2300-2320 MHz and 2555-2575 MHz frequency bands for TDD network. In 2016, Unicom Group was granted the approval to refarm all frequency bands for FDD network to deploy LTE network. Unicom Group currently owns 2x61 MHz of spectrum in the frequency bands for FDD network, of which Unicom Group has deployed UMTS network and GSM network using 2x6 MHz of spectrum in the 900 MHz frequency band, LTE network and GSM network using 2x30 MHz of spectrum in 1800 MHz and LTE network and UMTS network using 2x25 MHz of spectrum in 2100 MHz frequency band. In addition, Unicom Group has achieved converged network of TD-LTE network and FDD-LTE network by deploying TDD-LTE network using 2300-2320 MHz of spectrum which is limited to indoor network and 2555-2575 MHz of spectrum.

We have devoted significant resources in developing and improving our 4G networks to enhance our customer experience and continued to expand our network coverage. As of December 31, 2016, our 4G network base stations reached 736,000 with an increase of 337,000 base stations compared to December 31, 2015, and our other mobile service base stations reached 1,314,000.

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

We have integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. In addition, by adding seven national Internet backbone nodes, we further increased our Internet bandwidth, and our broadband network capacity was substantially enhanced. By the end of 2016, the number of fixed-line broadband access ports increased by 24.20 million to 189.00 million, up by 14.7% from the end of 2015, of which the number of access ports with FTTX accounted for 98.0% of total broadband access ports. Our international Internet outbound bandwidth reached 1,711G, our submarine cable capacity reached 9,786G, and our international cross-continental cable capacity reached 3,324G.

Marketing, Sales and Distribution

Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive service platform and nationwide sales and distribution network. We implement our marketing and sales strategies under a single unified brand “WO”, and establish a unified operating marketing system based on our online business-to-business platform Woego, and distribute our services through a variety of distribution channels, consisting of (i) self-owned channels, including proprietary sales outlets and direct sales forces targeting retail and corporate customers, (ii) social channels, including cooperative sales outlets, exclusive sales outlets and agency sales outlets, and (iii) electronic distribution channels, including self-owned and third-party channels online e-stores. In recent years, we have continued developing our self-owned sales channels and strategically expanding our social channels. In particular, for our mobile services, in addition to the full use of our self-owned channels, we have also focused on using high-quality social channels, such as large brand name electronics retail chains and electronics outlets in China, to achieve better sales results. Furthermore, we continued promoting and optimizing our nationwide e-sales system, which has effectively supplemented our traditional sales channels and improved our service quality. In recent years, we have conducted extensive 4G promotion activities to further enhance “WO” brand value and corporate brand value. In the fourth quarter of 2016, we initiated a 2I2C marketing model on targeted marketing by collaborating with internet companies through sub-dividing market segments and strengthening data traffic operation.

Customer Services

We provide customer services through our nationwide sales outlets, hotline number “10010”, online sales outlets, SMSs, handset online stores, self-service service platforms, official micro-blog, WeChat and other channels. Our customer services typically include inquiries, service initiation and termination, and response to reports of mechanical malfunction as well as customer complaints and suggestions. We provide customer services to our customers travelling outside of China via a dedicated international roaming service hotline number “18618610010” 24 hours per day, seven days per week. We implement relevant procedures to ensure that our customer services are provided in a timely manner. For instance, to the extent that we are unable to address certain of our customer’s inquiries via our customer hotline, we will make commitments to our customers that we will provide response to their inquiries within a specified timeframe.

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

We are dedicated to improve customers’ perception of our services. We have adopted an NPS (net promoter score) evaluation system to provide all-rounded monitoring of each of our operating segments and levels, so that we can further understand the need of our clients, adjust to cater to our clients’ needs and improve our professionalism in all respects.

Information Systems

We have established multiple information technology support systems at the headquarters level and comprehensive information systems in each province, autonomous region and municipality to support our business and management. For business support, we have established core systems composed of a customer relationship management system and a comprehensive billing and accounting system to support our business operations. In addition, we have established integrated systems, such as integrated ECS, integrated business support system for corporate group customers, integrated channels management system, integrated account settlement system and integrated partnership management system to achieve integrated and centralized management of our businesses and enhance our sales and service capabilities through electronic channels. For our management support, we focused on the construction and optimization of a comprehensive enterprise resource planning system to optimize our resource allocations and enhance our operational efficiency. For our internal data service capabilities, we have established an integrated data analysis system and launched the construction of a large data platform to support our appraisal management and operational analysis with data. For the application of new technologies, we have launched the construction of our private “cloud” and tried to enhance the performance of the systems with new technologies to lower the overall cost of information technology.

Research and Development

We focus on technology innovation in coordination with our various business departments in order to provide technical support for our business development. Our research and development activities are focused primarily on fixed-line and mobile technologies and their further development, cloud computing, big data, Internet of things, intelligent channels, SDN and NFV, network and information safety, data center, next generation Internet technologies and businesses, operational planning and development of value-added services. In addition, part of our research and development requirements is fulfilled by our parent company, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below. In addition, we participate in the national research project on 5G, closely follow the development of 5G technology and standards, proactively carry out 5G technology related researches and experiments. We have also initiated research and development program on the migration of advanced 4G services with higher network speed as compared to 4G services, or the 4.5G services, to the 5G services. And, we would begin the field test and monetization of 5G services when market conditions are favorable.

Competition

As a result of the telecommunications industry restructuring in 2008, the Chinese telecommunications market now has three key providers of basic telecommunications services — China Telecom, China Mobile and us — in addition to thousands of value-added service providers and other companies that provide telecommunications or related services. We compete with China Mobile and China Telecom in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services. As Unicom Group, China Mobile and China Telecom were granted the license to operate TD-LTE mobile services by the PRC Government in December 2013, and Unicom Group and China Telecom were granted the license to operate LTE-FDD mobile services in February 2015, we face intensive competition in the 4G services. In addition, the PRC Government recently published a series of regulations to encourage non-State-owned companies to enter PRC telecommunications industry, including the pilot program to permit companies engaged in the resale of mobile communications services to acquire mobile communications services from China Mobile, China Telecom or us and repackaging and rebranding such services for resale to end-users, and we may face competition from these non-State-owned companies. We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. See “D. Risk Factors — Risks Relating to Our Business — We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially and adversely affect our financial condition, results of operations and growth prospects” and “D. Risk Factors — Risks Relating to Our Business — Competition from foreign-invested operators may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition, results of operations and growth prospects” under Item 3, respectively.

The Tower Company

See “A. History and Development of the Company — Establishment of the Tower Company and the Disposal of Telecommunications Towers” under Item 4 for information regarding the Tower Company and arrangement regarding telecommunications towers and related assets.

Strategic Alliances with Telefónica

On January 30, 2009, we entered into a business cooperation framework agreement with Telefónica, S.A., or Telefónica. Pursuant to the framework agreement, Telefónica and we agreed to share business experience and strengthen cooperation in the areas of mobile communications, broadband applications, international business, marketing and sales and telecommunications services to corporate clients. On September 6, 2009, we entered into a strategic alliance agreement with Telefónica, pursuant to which Telefónica and we agreed to establish a strategic alliance to strengthen the business of each party and achieve synergies by cooperation in various fields based on our respective networks, business models and experience. On October 21, 2009, we and Telefónica completed a mutual investment in the amount of the equivalent of US$1 billion in each other, which was implemented by way of the subscription by Telefónica of 693,912,264 new shares in our Company and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica to us.

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

Strategic Cooperation with China Telecom

In January 2016, we entered into a strategic cooperation agreement with China Telecom in relation to resource-sharing and joint investments. Under the strategic cooperation, we agreed to share certain telecommunications facilities such as mobile networks and transmission networks with each other, jointly carry out certain network maintenance services and certain marketing initiatives, as well as seek and explore opportunities in joint investments in innovative and emerging business areas. Our strategic cooperation is expected to enhance our service qualities and operating efficiency, and thus improving our customer experience and contributing to our market recognition.

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

Relevant departments of the PRC government, under the direction of the State Council, are in the process of drafting a telecommunications law that, once adopted by the National People’s Congress of the PRC, will become the basic telecommunications statute and provide the principal legal framework for telecommunications regulations in China. It is currently uncertain when the law will be adopted and become effective. See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — Potential changes in laws, regulations and policies relating to the PRC telecommunications industry or any future industry restructuring may materially and adversely affect our financial condition, results of operations and growth prospects” under Item 3. In addition, in order to strengthen the administration on cybersecurity, the National People’s Congress Standing Committee promulgated the Cybersecurity Law on November 7, 2016, which will become effective on June 1, 2017.

Telecommunications Regulations

On September 25, 2000, the PRC State Council promulgated the Telecommunications Regulations of the People’s Republic of China, which came into effect on the same date. All telecommunications activities and related activities within China are subject to the Telecommunications Regulations, which were amended in accordance with the Decision of the State Council on Amending Certain Administrative Regulations on February 6, 2016.

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

Licensing

The PRC Government licenses telecommunications businesses in accordance with their classification. Telecommunications businesses are currently classified into two broad categories of basic services and value-added services. An appendix to the Telecommunications Regulations divides each of the two categories into further sub-categories. On December 28, 2015, the MIIT promulgated the Telecommunications Service Catalogue (2015 edition), or the 2015 Catalogue, which took effect on March 1, 2016. According to the 2015 Catalogue:

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

After the PRC’s accession to the WTO, on December 11, 2001, the PRC State Council promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investments, which took effect on January 1, 2002, and were amended in accordance with the Decision of the State Council on Amending Certain Administrative Regulations on February 6, 2016. Those commitments include the gradual reduction of restrictions on foreign ownership in telecommunications enterprises in China and the step-by-step opening-up of the Chinese telecommunications market to foreign enterprises. In recent years, China gradually lifted restrictions for foreign investors in telecommunications enterprises in China and fulfilled its commitment to open up the Chinese telecommunications market. However, the following restrictions on investments in mobile, value-added telecommunications and fixed-line services remain:

•	for fixed-line services, there is no longer any geographic restriction and foreign ownership may be no more than 49%;

•	for mobile voice and data services, there is no longer any geographic restriction and foreign ownership may be no more than 49%; and

•	for value-added telecommunications services, there is no longer any geographic restriction and foreign ownership may be no more than 50%.

Spectrum and Network Number Resources

The MIIT is responsible for the management of the wireless radio frequency spectrum and the allocation of frequencies within the spectrum. The frequency assigned to a telecommunications operator may not be leased or transferred without the MIIT’s approval. Standard fees for usage of the frequencies assigned to cellular telecommunications are charged to telecommunications operators: (i) for the nationwide GSM network frequency, an annual rate of RMB17 million per MHz is charged for the 900 MHz band and an annual rate of RMB14 million per MHz is charged for the 1800 MHz band; (ii) for the nationwide WCDMA network frequency, a standard fee at an annual rate of RMB15 million per MHz is charged for the 2100 MHz band; (iii) for any local telecommunications network frequency, an annual rate of RMB1.7 million per MHz is charged for each province for the 900 MHz band, an annual rate of RMB1.4 million per MHz is charged for each province for the 1800 MHz band and an annual rate of RMB1.5 million will be charged for each province for the 2100 MHz band. The standard tariffs for TD-LTE and LTE-FDD network frequency have not been announced by the PRC Government.

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

In May 2015, the PRC government introduced the PRC Government’s policy of increasing network speed and reducing tariff. In response to such policy, we have since then offered discounts to our tariff plans. In addition, in October 2015, we launched our mobile data carry-over programs, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge. Furthermore, in light of the national policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province issued in April 2015 by the PRC Government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. On March 6, 2017, we announced that we plan to substantially reduce Internet private line access tariff for small and medium enterprises customers and international long-distance call tariff. In addition, we expect that starting from October 1, 2017, we will cease to charge mobile handset subscribers domestic long-distance and roaming fee.

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

Fixed-Line Voice Services

For our local voice services, we charge an installation and testing fee that varies depending on whether the subscriber is a residential or a business customer, a fixed monthly fee, local call usage fees based on call duration and fees for certain value-added services. For our domestic long-distance services, our revenue consist of charges based on the duration, time of day and day of the week a call is placed. For our international, Hong Kong, Macau and Taiwan long distance wireline services, we charge usage fees based on call duration and call destination.

Data Services

Our data services consist of DDN services and frame relay services. We charge monthly fees for DDN services and frame relay services, which vary based on bandwidth and whether it is intra-district, inter-district or long-distance.

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

Most of the standards used in the Chinese telecommunications industry are generally based on the standards issued by nine international organizations for telecommunications standards, including International Telecommunications Union, 3rd Generation Partnership Project, Groupe Speciale Mobile Association and Global Certification Forum, and six open source platforms including Open Network Operating System and OpenDaylight, with more specific requirements made in light of China’s particular telecommunications industry. On the basis of the technical standards used in China’s telecommunications industry, we may formulate our own technical standards based on our own needs and issue additional requirements for telecommunications equipment in order to meet our operational needs. All telecommunications equipment purchased by China’s telecommunications operators must have been granted a network access license issued by the MIIT and must meet the standards set forth by the relevant operators.

Quality of Services

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

Universal Services

Telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government, and the MIIT has the authority to delineate the scope of its universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with the finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, and we expect to perform our duties thereunder accordingly. In December 2015, the MOF and the MIIT jointly issued the rules regarding the pilot program for universal services to be implemented in 97 prefecture-level cities across the PRC.

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

Convergence Policy of Telecom, Broadcasting and Internet Networks

In January 2010, the PRC Government announced its decision to accelerate the advancement of convergence of television broadcast, telecommunications and Internet access networks to realize interconnection and resource-sharing among the three networks and further develop the provision of voice, data, television and other services. In 2015, the PRC Government promulgated the Notice on Issuance of the Plan to Promote Convergence of Telecom, Broadcasting and Internet Networks by the General Office of the State Council, and started to fully implement such policy across-the-board. The PRC Government may amend relevant policies or promulgate new regulations corresponding to the implementation of the three-network convergence policy in the future.

Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit non-State-owned companies to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. We have been promoting the sustainable development of the resale business through cooperation to achieve win-win results. As of December 31, 2016, 29 companies purchased mobile services covering approximately 31.69 million end customers from us, accounting for approximately 73% of the total market share as of the same date in terms of the number of end customers.

VAT Applicable to the Telecommunications Services

The PRC Government implemented VAT to replace business tax relating to the telecommunications services in China on June 1, 2014. Effective as of May 1, 2016, VAT became applicable to all the other industries in China.

Output VAT is excluded from operating revenue while input VAT, which is incurred as a result of our receipt of services and purchases of telecommunications equipment and materials, is excluded from operating expenses or the original cost of equipment purchased and can be netted against the output VAT, arriving at the net amount of VAT recoverable or payable. Such net amount of VAT is recorded in the line item of prepayments and other current assets and taxes payable, respectively, on the face of consolidated statements of financial position. As a result of application of VAT to all other industries in China, more of capital expenditures and operating expenses became entitled to input VAT credits, which offset our VAT output tax obligations. As the implementation of VAT to replace business tax was expanded to other industries nationwide in 2016, we were able to reduce operating costs by claiming input VAT credits. In addition, we have claimed input VAT credits on our capital expenditures for purchasing certain assets, which resulted in a lower depreciation.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2016 that requires disclosure in this under Section 13(r) of the Exchange Act of 1934, as amended, except as set forth below.

Our ultimate controlling shareholder, Unicom Group, is a party to the international roaming agreements with Mobile Company of Iran, or MCI, and MTN Irancell, or MTN, respectively. We have been informed by Unicom Group that, in 2016, the estimated gross revenue Unicom Group generated from such inbound international roaming traffic with MCI and MTN was approximately RMB1,185,662 and RMB3,188, respectively, and the estimated total amount paid by Unicom Group to MCI and MTN for the outbound international roaming traffic was approximately RMB242,814 and approximately RMB67,523, respectively. Unicom Group does not customarily allocate net profit on a country-by-country or activity-by-activity basis, and therefore it is not possible to determine accurately the precise net profits attributable to such transactions with MCI and MTN. Unicom Group estimates that the net profits attributable to the transactions with MCI and MTN were negligible relevant to its overall net profits. We understand that Unicom Group intends to continue these activities in the future.

C. Organizational Structure

We are incorporated in Hong Kong and as of April 13, 2017, we were (i) 40.61% owned by Unicom BVI, which was 17.90% owned by Unicom Group and 82.10% owned by the A Share Company, which in turn was 62.74% owned by Unicom Group, (ii) 33.75% owned by Unicom Group BVI, which in turn was 100% owned by Unicom Group, and (iii) 25.64% owned by public shareholders. See “ — A. History and Development of the Company” above. Set forth below are details of our wholly owned significant subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
Unicom Vsens Telecommunications Company Limited	China	100%
Unicom New Horizon Telecommunications Corporation Limited	China	100%
China Unicom (Hong Kong) Operations Limited	Hong Kong	100%
China Unicom (Americas) Operations Limited	United States	100%
China Unicom (Singapore) Operations Pte. Ltd.	Singapore	100%
China Unicom (Europe) Operations Limited	United Kingdom	100%
China Unicom (Japan) Operations Corporation	Japan	100%
Billion Express Investments Limited	British Virgin Islands	100%
China Unicom (South Africa) Operations (Pty) Limited	South Africa	100%
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar	100%
China Unicom (Australia) Operations Pty Limited	Australia	100%
China Unicom Global Limited	Hong Kong	100%
China Unicom (Russia) Operations Limited Liability Company	Russia	100%
China Unicom (Brazil) Telecommunications Company Limited	Brazil	100%

D.	Properties

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

Not Applicable.

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

The table below sets forth revenue from our major services and their respective percentage of our total revenue in 2014, 2015 and 2016.

	For the Year Ended December 31,
	2014		2015		2016
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	284,681	100.0	277,049	100.0	274,197	100.0
Total service revenue	244,878	86.0	235,278	84.9	240,982	87.9
Include: Mobile services	155,095	54.5	142,620	51.5	145,018	52.9
Fixed-line services	88,481	31.1	91,261	32.9	94,659	34.5
Out of which:
Broadband services	50,201	17.6	53,960	19.5	57,116	20.8
Total sales of telecommunications products	39,803	14.0	41,771	15.1	33,215	12.1

Our service revenue primarily consists of the following:

•	usage fees and monthly fees for our mobile and fixed-line telephone services, which are recognized when we render the services to our customers;

•	revenue from the provision of value-added services, which is recognized when we render the services to our customers;

•	revenue from the provision of broadband, data and other Internet-related services, which are recognized when the services are provided to customers;

•	revenue from interconnection with other telecommunications operators for calls made from their networks to our networks. We recognize interconnection revenue when the relevant calls are made by subscribers;

•	revenue for offerings which include the bundled sale of mobile handsets and provision of services. The total contract consideration of such bundled sale is allocated to service revenue and sales of handsets based on their relative fair values. We recognize revenue allocated to the sale of handset when the title of the handset is passed to the customer and recognize revenue allocated to the service element based upon the actual usage of telecommunications services. The cost of the mobile handset sold is expensed immediately to the statement of income;

•	revenue from information communications technology services are recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, service revenue should be recognized only to the extent of reasonable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred, or (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and service revenue should not be recognized;

•	revenue from sales of telecommunications products (which mainly represent handsets and accessories) that are not bundled with mobile services are recognized when title of such products has been passed to the buyers; and

•	rental income from leases of customer-end equipment and transmission lines on our networks to business customers and other telecommunications operators in China. We recognize leased line rental revenue on a straight-line basis over the relevant lease term.

The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2014, 2015 and 2016.

	For the Year Ended December 31,
	2014		2015		2016
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	284,681	100.0	277,049	100.0	274,197	100.0
Costs, expenses and others	268,750	94.4	263,014	94.9	273,413	99.7
Interconnection charges	14,599	5.1	13,093	4.7	12,739	4.6
Depreciation and amortization	73,868	25.9	76,738	27.7	76,805	28.0
Network, operation and support expenses	37,851	13.3	42,308	15.3	51,167	18.7
Employee benefit expenses	34,652	12.2	35,140	12.7	36,907	13.5
Selling and marketing	40,193	14.1	31,965	11.5	34,646	12.6
General, administrative and other expenses	21,218	7.5	22,995	8.3	22,711	8.3
Cost of telecommunications products sold	43,397	15.2	44,046	15.9	36,529	13.3
Finance costs, net of interest income	4,334	1.5	6,496	2.3	3,857	1.4
Other income-net	(1,362)	(0.5)	(9,767)	(3.5)	(1,948)	(0.7)

Our major costs and expenses include the following:

•	interconnection expenses, representing amounts paid to other operators for calls from our networks to their networks and for calls made by our subscribers roaming in their networks;

•	depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets;

•	network, operation and support expenses (including usage fees for telecommunications towers and related assets), mainly relating to lease, repair, maintenance and operations of our networks;

•	employee benefit expenses, representing staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes, housing benefits and share-based compensation costs recognized over the vesting period of options;

•	selling and marketing expenses, including commissions, promotion and advertising expenses, direct incremental costs for activating subscriber services and customer retention costs;

•	general, administrative and other expenses, primarily including provision for doubtful debts, utilities, general office expenses and travel expenses;

•	cost of telecommunications products sold; and

•	finance costs, net of interest income, primarily including interest expenses, net of interest income.

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

Sales of services and goods

•	Usage fees and monthly fees are recognized when the services are rendered;

•	Revenue from the provision of broadband, data and other Internet-related services is recognized when the services are provided to customers;

•	Lease income from leasing of lines and customer-end equipment are treated as operating leases with rental income recognized on a straight-line basis over the lease term;

•	Interconnection fees, which represent revenue received or receivables from other domestic and foreign telecommunications operators for the use of our telecommunications network, are recognized when the services are rendered;

•	Value-added service revenue, which mainly represents revenue from the provision of services such as SMSs, Cool Ringtone, personalized ring, caller number display and secretarial services to subscribers, is recognized when the services are rendered;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognized when title has been passed to the buyers;

•	For offerings of preferential packages to the customers, which include the bundled sale of mobile handsets and provision of services, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of telecommunications services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition; and

•	Revenue from information communications technology services is recognized when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when the services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided will be recoverable, service revenue should be recognized only to the extent of recoverable costs incurred, and costs should be recognized as current expenses in the period in which they are incurred; or (ii) if it is probable that costs incurred will not be recoverable, costs should be recognized as current expenses immediately and service revenue should not be recognized.

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

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2015 and 2016.

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

For temporary differences which give rise to deferred tax assets, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to deductible tax losses, unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, and allowance for doubtful debts. Due to the effects of these temporary differences on income tax, we have recorded net deferred tax assets amounting to approximately RMB5,986 million as of December 31, 2016. Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

We believe we have recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and our current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact our results or financial position.

Determining the Type of Lease

We analyze the substance of the leases to determine whether the arrangements should be classified as operating leases or finance leases in accordance with the requirements of the prevailing accounting standards. We base our judgment on the lease agreements and related arrangements to assess whether substantially all the risks and rewards incidental to ownership of the leased assets has been transferred.

Recently Issued International Financial Reporting Standards

The IASB has issued a number of amendments to IFRSs that are first effective for the current accounting period commencing January 1, 2016 or are available for early adoption. See Note 2.2(c) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Up to the date of issue of our 2016 financial statements, the following amendments and new standards have been issued but not yet effective for the annual accounting period ended December 31, 2016 and has not been adopted by us:

Effective for accounting periods beginning on or after
Amendments to IAS 12, Income taxes “Recognition of deferred tax assets for unrealized losses”	1 January 2017
Amendments to IAS 7, Statement of cash flows “Disclosure initiative”	1 January 2017
IFRS 15 “Revenue from contracts with customers”	1 January 2018
Amendments to IFRS 2, Share-based payment “Classification and measurement of share-based payment transactions”	1 January 2018
IFRS 16 “Leases”	1 January 2019

Amendments to IFRS 10, Consolidated financial statements and IAS 28, Investments in associates and joint ventures “Sale or contribution of assets between an investor and its associate or joint venture”

To be determined

Operating Results

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

In 2016, we continued to actively develop full-service operation with a focus on 4G services and fixed-line broadband services. Total revenue in 2016 was RMB274.20 billion, representing a decrease of 1.0% from RMB277.05 billion in 2015, of which our total service revenue was RMB240.98 billion in 2016, representing an increase of 2.4% from RMB235.28 billion in 2015.

Mobile Service Revenue

Total revenue from our mobile services decreased by 3.4% from RMB184.29 billion in 2015 to RMB178.08 billion in 2016. Of the total revenue from our mobile services in 2015 and 2016, RMB142.62 billion and RMB145.02 billion, respectively, was from mobile service revenue. Service revenue from our mobile services as a percentage of our total service revenue was 60.6% and 60.2% in 2015 and 2016, respectively. The ARPU for our mobile billing subscribers slightly increased from RMB46.3 in 2015 to RMB46.4 in 2016. The decrease in total revenue from our mobile services was primarily driven by a decrease in our sales of mobile telecommunications products.

The table below sets forth the revenue composition of our mobile services and each revenue item’s respective share of total revenue for the years ended December 31, 2015 and 2016.

	2015		2016
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue from mobile services	184,285	100.0	178,079	100.0
Service revenue	142,620	77.4	145,018	81.4
Usage fees and monthly fees	45,901	24.9	37,727	21.2
Value-added service revenue	83,529	45.3	94,133	52.9
Interconnection fees	11,847	6.4	11,415	6.4
Other service revenue	1,343	0.7	1,743	1.0
Sales of mobile telecommunications products	41,665	22.6	33,061	18.6

Usage Fees and Monthly Fees. Primarily as a result of (i) the intensifying competition among the major PRC telecommunications operators and (ii) the implementation of the PRC Government’s policy of increasing the network speed and reducing tariffs, as well as our mobile data carry-over programs starting from October 1, 2015, usage fees and monthly fees for our mobile services were RMB37.73 billion in 2016, representing a decrease of 17.8% from RMB45.90 billion in 2015. We expect the above factors to have a continuing effect on our usage fees and monthly fees in the foreseeable future.

Value-Added Service Revenue. Value-added service revenue consists primarily of revenue from our mobile value-added services. Due to our proactive promotion of 4G data services, revenue from our mobile value-added services was RMB94.13 billion in 2016, representing an increase of 12.7% from RMB83.53 billion in 2015. The increase was partially offset by the implementation of the PRC Government’s policy of the raising network speed and reducing tariffs and our unused mobile data carry-over policy. As a percentage of total revenue from mobile services, revenue from our mobile value-added services increased from 45.3% in 2015 to 52.9% in 2016. Of the total revenue from mobile value-added services, revenue from mobile Internet services increased by 22.5% from RMB58.39 billion in 2015 to RMB71.55 billion in 2016, revenue from our SMS services decreased by 14.1% from RMB6.07 billion in 2015 to RMB5.22 billion in 2016, and revenue from “Cool Ringtone” services decreased by 25.9% from RMB1.96 billion in 2015 to RMB1.45 billion in 2016.

Interconnection Fees. Our interconnection fees decreased by 3.6% from RMB11.85 billion in 2015 to RMB11.42 billion in 2016. The decrease in our interconnection fees was primarily as a result of the decrease in the volume of the interconnection voice calls primarily due to a substitution trend that mobile subscribers use certain value-added telecommunications applications or services in lieu of voice calls for communication purposes.

Sales of Telecommunications Products. Revenue from our sales of mobile telecommunications products decreased by 20.7% from RMB41.67 billion in 2015 to RMB33.06 billion in 2016, mainly due to the decrease in the sales amount of our mobile handsets. We expect the above factors to have a continuing effect on our revenue from sales of telecommunications products in the foreseeable future.

Fixed-Line Service Revenue

In 2016, we continued to develop our fixed-line broadband services and promoted our mobile and fixed-line bundled services. The trend of mobile substitution continued to have a negative impact on the growth of revenue from our fixed-line voice services. Our total revenue from fixed-line services increased by 3.8% from RMB91.37 billion in 2015 to RMB94.81 billion in 2016, of which fixed-line service revenue increased by 3.7% from RMB91.26 billion in 2015 to RMB94.66 billion in 2016. See “D. Risk Factors — Risks Relating to Our Business — The industry trends of mobile service substitution and mobile service migration from older generations to new generations may continue to have a material adverse effect on our fixed-line local telephone services and older generations mobile services, which may materially and adversely affect our financial condition, results of operations and growth prospects” under Item 3.

The table below sets forth the revenue composition of our fixed-line services and each revenue item’s respective share of total revenue from our fixed-line services for the years ended December 31, 2015 and 2016.

	For the Year Ended December 31,
	2015		2016
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue from fixed-line services	91,367	100.0	94,813	100.0
Service revenue	91,261	99.9	94,659	99.8
Usage fee and monthly fee	11,130	12.2	9,773	10.3
Broadband, data and other Internet-related service revenue	56,629	62.0	60,031	63.3
Including:
fixed-line broadband access	43,865	48.0	43,867	46.3
IDC and cloud computing	7,069	7.7	9,451	10.0
Interconnection fees	3,667	4.0	3,332	3.5
Value-added service revenue	5,132	5.6	4,523	4.8
Leased line income	9,404	10.3	10,011	10.5
Information communication technology service revenue	4,334	4.7	5,938	6.3
Other service revenue	965	1.1	1,051	1.1
Sales of fixed-line telecommunications products	106	0.1	154	0.2

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

In 2016, we experienced continuing decline in the number of fixed-line local access subscribers and revenue due to the continuing effect of mobile substitution. Our fixed-line local access subscribers decreased in 2016 by 9.8% from 73.86 million at the end of 2015 to 66.65 million at the end of 2016. ARPU of the fixed-line local access decreased in 2016 by 2.4% from RMB17.5 in 2015 to RMB17.1 in 2016. Total usage of local calls decreased in 2016 by 16.8% from 59.08 billion pulses in 2015 to 49.14 billion pulses in 2016 (excluding Internet dial-up usage) and total usage of long-distance calls decreased in 2016 by 2.0% from 12.71 billion minutes in 2015 to 12.45 billion minutes in 2016. Revenue from our usage fees and monthly fees in 2016 decreased by 12.2% from RMB11.13 billion in 2015 to RMB9.77 billion in 2016.

Broadband, Data and Other Internet-Related Service Revenue. Revenue from our broadband, data and other Internet-related services include revenue generated from DSL, LAN, and broadband-related value-added services, such as IDC and cloud computing, fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services and revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from our broadband, data and other Internet-related services increased by 6.0% from RMB56.63 billion in 2015 to RMB60.03 billion in 2016, primarily as a result of the increase in revenue from IDC, cloud computing and IPTV services.

IDC and cloud computing has become the main growth driver of our total revenue from fixed-line services. In 2016, our revenue from IDC and cloud computing increased by 33.7% from RMB7.07 billion in 2015 to RMB9.45 billion in 2016, and, as a percentage of the total revenue from fixed-line services, increased from 7.7% in 2015 to 10.0% in 2016, mainly as a result of our efforts in improving data storage capacity, optimizing service product, upgrading cloud-based platform and expanding the service range of cloud computing.

Interconnection Fees. Our interconnection fees consist of interconnection fees charged to other domestic telecommunications operators, principally China Mobile and China Telecom, for both local and long-distance calls. Our interconnection fees decreased by 9.3% from RMB3.67 billion in 2015 to RMB3.33 billion in 2016. The decrease in our interconnection fees was primarily due to the decrease in the volume of the interconnection voice calls primarily as a result of the mobile substitution effect.

Value-Added Service Revenue. Revenue from our value-added services consists of fees that we charge our customers for the provision of caller-identification, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenue from our value-added services decreased by 11.9% from RMB5.13 billion in 2015 to RMB4.52 billion in 2016.

Leased Line Income. Our leased line income consists of fees that we receive from our government, corporate and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Our leased line income increased by 6.5% from RMB9.40 billion in 2015 to RMB10.01 billion in 2016, which was primarily due to the increased demand of leased line services from our local government and corporate customers.

Information Communication Technology Service Revenue. Information communication technology service revenue increased by 37.2% from RMB4.33 billion in 2015 to RMB5.94 billion in 2016, mainly as a result of our growing information communication technology services with new system integration projects in 2016 for government and large corporate customers.

Other Service Revenue. Other service revenue mainly consists of miscellaneous revenue items. Other service revenue increased by 8.9% from RMB965 million in 2015 to RMB1,051 million in 2016.

Sales of Telecommunications Products. Revenue from our sales of fixed-line telecommunications products increased by 45.3% from RMB106 million in 2015 to RMB154 million in 2016, mainly due to the increase in the sales amount of telecommunications products such as optical network unit terminals.

Costs, Expenses and Others

Total costs, expenses and others in 2016 were RMB273.41 billion, representing an increase of 4.0% from RMB263.01 billion in 2015. The implementation of VAT in the PRC telecommunications industry reduced our costs and expenses to the extent we are entitled to claim certain input VAT credits for the purchase of goods and services. In addition, we receive a benefit of claiming input VAT credits on our capital expenditures for purchasing certain assets, which resulted in a lower depreciation. However, certain costs and expenses, such as employee benefit expenses are not subject to VAT and therefore do not qualify for input VAT credits.

The table below sets forth the major items of costs, expenses and others and their respective percentage of the total revenue for the years 2015 and 2016:

	For the Year Ended December 31,
	2015		2016
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	277,049	100.0	274,197	100.0
Costs, expenses and others	263,014	94.9	273,413	99.7
Interconnection charges	13,093	4.7	12,739	4.6
Depreciation and amortization	76,738	27.7	76,805	28.0
Network, operation and support expenses	42,308	15.3	51,167	18.7
Employee benefit expenses	35,140	12.7	36,907	13.5
Selling and marketing	31,965	11.5	34,646	12.6
General, administrative and other expenses	22,995	8.3	22,711	8.3
Cost of telecommunications products sold	44,046	15.9	36,529	13.3
Finance costs, net of interest income	6,496	2.3	3,857	1.4
Other income-net	(9,767)	(3.5)	(1,948)	(0.7)

Interconnection Charges. Interconnection charges were RMB12.74 billion in 2016, down by 2.7% from RMB13.09 billion in 2015, primarily due to the decrease in volume of the interconnection voice calls. Interconnection charges as a percentage of total revenue decreased from 4.7% in 2015 to 4.6% in 2016.

Depreciation and Amortization. Our depreciation and amortization expenses were RMB76.81 billion in 2016, remaining stable compared with 2015. As a percentage of total revenue, our depreciation and amortization expenses slightly increased from 27.7% in 2015 to 28.0% in 2016. In 2016, our depreciation and amortization expenses decreased as a result of our transfer of telecommunications towers and related assets to the Tower Company, which was largely offset by the increase in depreciation and amortization expenses of other assets.

Network, Operation and Support Expenses. We incurred network, operation and support expenses of RMB51.17 billion in 2016, up by 20.9% from RMB42.31 billion in 2015, primarily due to the increase in the operating lease and other service charges of telecommunications towers and related assets payable to the Tower Company, which results from our transfer of telecommunications towers and related assets to the Tower Company, and the expansion of our network scale. In general, the implementation of VAT in the PRC telecommunications industry reduces our network, operation and support expenses to the extent we are entitled to the input VAT credits. Network, operation and support expenses, as a percentage of total revenue, increased from 15.3% in 2015 to 18.7% in 2016. With the expansion of our network, we had an increased demand of leased lines and the related telecommunications line leasing fees in 2016 was RMB7.43 billion, representing a substantial increase from RMB3.35 billion in 2015.

Employee Benefit Expenses. Due to the increases in salaries and wages as well as contributions to defined contribution pension schemes, medical insurance and housing benefits, our employee benefit expenses increased by 5.0% from RMB35.14 billion in 2015 to RMB36.91 billion in 2016, and as a percentage of total revenue, increased from 12.7% in 2015 to 13.5% in 2016.

Selling and Marketing Expenses. Primarily due to our strengthened selling and marketing efforts to accelerate business development, strive for revenue growth and enhance customer quality, our selling and marketing expenses were RMB34.65 billion in 2016, up by 8.4% from RMB31.97 billion in 2015, and as a percentage of total revenue, increased from 11.5% in 2015 to 12.6% in 2016.

General, Administrative and Other Expenses. Our general, administrative and other expenses were RMB22.71 billion in 2016 and accounted for 8.3% of total revenue, remaining stable compared with 2015.

Cost of Telecommunications Products Sold. In 2016, the cost of telecommunications products sold amounted to RMB36.53 billion, down by 17.1% from RMB44.05 billion in 2015, primarily due to the decrease in sales of telecommunications terminal products in 2016.

Finance Costs, Net of Interest Income. Our finance costs, net of interest income, decreased by 40.6% from RMB6.50 billion in 2015 to RMB3.86 billion in 2016, which was primarily because we had losses of foreign exchange settlement as a result of fluctuations in exchange rate of Renminbi against the other currencies in 2015 and we made full repayment of our outstanding U.S. dollar-denominated convertible bonds when due on October 18, 2015, which reduced our exposure to losses relating to foreign currency denominated liabilities.

Other Income-Net. In 2016, other income-net was RMB1.95 billion, representing a significant decrease from 2015, primarily as a result of the one-off effect of the net gain in an amount of RMB9.25 billion (before tax) on disposal of telecommunications towers to the Tower Company in 2015.

Income Before Income Tax

In 2016, our income before income tax was RMB0.78 billion, down by 94.4% from RMB14.04 billion in 2015, primarily because (i) we had a one-off net gain in an amount of RMB9.25 billion (before tax) on disposal of telecommunications towers and related assets to the Tower Company in 2015, (ii) our network, operation and support expenses increased by RMB8.86 billion, or 20.9%, from 2015 to 2016, and (iii) our selling and marketing expenses increased by RMB2.68 billion, or 8.4%, from 2015 to 2016. The significant decrease was partially offset by the increase in our total service revenue by RMB5.70 billion, or 2.4%, from 2015 to 2016.

Income Tax

Our income tax was RMB0.15 billion in 2016, down by 95.7% from RMB3.47 billion in 2015, and our effective tax rate in 2016 was 19.6%, down by 5.1 percentage point from 24.7% in 2015. The decrease in our income tax was largely due to the decrease in our income before income tax.

Net Income for the Year

In 2016, our net income was RMB0.63 billion, down by 94.0% from RMB10.56 billion in 2015 primarily due to the significant decrease in our income before income tax. Our basic earnings per share was RMB0.03 in 2016, down by 93.2% from RMB0.44 in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue

In 2015, we continued to actively develop full-service operation with a focus on 4G services and fixed-line broadband services. Revenue in 2015 was RMB277.05 billion, representing a decrease of 2.7% from RMB284.68 billion in 2014, of which our total service revenue was RMB235.28 billion in 2015, representing a decrease of 3.9% from RMB244.88 billion in 2014. As our revenue is presented after excluding any output VAT in accordance with IFRS and we do not pass on the cost of any VAT to our subscribers for telecommunications services, the implementation of VAT in the PRC telecommunications industry since June 1, 2014 has had a negative impact on our revenue recognized afterwards.

Mobile Service Revenue

Total revenue from our mobile services decreased by 5.4% from RMB194.84 billion in 2014 to RMB184.29 billion in 2015. Of the total revenue from our mobile services in 2014 and 2015, RMB155.10 billion and RMB142.62 billion, respectively, was from mobile service revenue. Service revenue from our mobile services as a percentage of our total service revenue was 63.3% and 60.6% in 2014 and 2015, respectively. The overall ARPU for our mobile subscribers decreased from RMB44.1 in 2014 to RMB40.8 in 2015. The decrease in total revenue from our mobile services was primarily driven by a decrease in our usage fees and monthly fees. The decrease in ARPU for our mobile subscribers also contributed to the decrease of our mobile service revenue. The decrease in ARPU for our mobile subscribers was primarily due to the factors including (i) the implementation of VAT in the PRC telecommunications industry; (ii) the implementation of the PRC Government’s policy of increasing network speed and reducing tariffs, as well as our mobile data carry-over programs launched on October 1, 2015, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge; (iii) our late entry into the 4G service market in the PRC compared to a major telecommunications operators and the intensifying competition with other telecommunications operators, both of which had a negative effect on our ability to attract or retain 4G subscribers or other subscribers with higher usage of telecommunications services; and (iv) many of our new subscribers who are users with lower usage of telecommunications services.

The table below sets forth the revenue composition of our mobile services and each revenue item’s respective share of total revenue for the years ended December 31, 2014 and 2015.

	2014		2015
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue from mobile services	194,838	100.0	184,285	100.0
Service revenue	155,095	79.6	142,620	77.4
Usage fees and monthly fees	62,152	31.9	45,901	24.9
Value-added service revenue	79,814	41.0	83,529	45.3
Interconnection fees	12,398	6.4	11,847	6.4
Other service revenue	731	0.4	1,343	0.7
Sales of mobile telecommunications products	39,743	20.4	41,665	22.6

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

Value-Added Service Revenue. Value-added service revenue consists primarily of revenue from our mobile value-added services. Due to our active promotion of mobile data services of our 4G services, revenue from our mobile value-added services was RMB83.53 billion in 2015, representing an increase of 4.7% from RMB79.81 billion in 2014. The increase was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry, the implementation of the PRC Government’s policy of the raising network speed and reducing tariffs and our unused mobile data carry-over policy. As a percentage of total revenue from mobile services, revenue from our mobile value-added services increased from 41.0% in 2014 to 45.3% in 2015. Of the total revenue from mobile value-added services, revenue from mobile Internet services increased by 17.2% from RMB49.84 billion in 2014 to RMB58.39 billion in 2015, revenue from our SMS services decreased by 20.2% from RMB7.61 billion in 2014 to RMB6.07 billion in 2015, and revenue from “Cool Ringtone” services decreased by 18.6% from RMB2.40 billion in 2014 to RMB1.96 billion in 2015.

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

Fixed-Line Service Revenue

In 2015, we continued to develop our fixed-line broadband services and promoted our mobile and fixed-line bundled services. The trend of mobile substitution continued to have a negative impact on the growth of revenue from our fixed-line voice services. Our total revenue from fixed-line services increased by 3.2% from RMB88.54 billion in 2014 to RMB91.37 billion in 2015, of which service revenue increased by 3.1% from RMB88.48 billion in 2014 to RMB91.26 billion in 2015. The increase of our total revenue from fixed-line services was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry. See “D. Risk Factors — Risks Relating to Our Business — The industry trends of mobile service substitution and mobile service migration from older generations to new generations may continue to have a material adverse effect on our fixed-line local telephone services and older generations mobile services, which may materially and adversely affect our financial condition, results of operations and growth prospects” under Item 3.

The table below sets forth the revenue composition of our fixed-line services and each revenue item’s respective share of total revenue from our fixed-line services for the years ended December 31, 2014 and 2015.

	For the Year Ended December 31,
	2014		2015
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue from fixed-line services	88,541	100.0	91,367	100.0
Service revenue	88,481	99.9	91,261	99.9
Usage fee and monthly fee	14,357	16.2	11,130	12.2
Broadband, data and other Internet-related service revenue	52,579	59.4	56,629	62.0
Interconnection fees	3,979	4.5	3,667	4.0
Value-added service revenue	4,324	4.9	5,132	5.6
Leased line income	8,879	10.0	9,404	10.3
Information communication technology service revenue	3,469	3.9	4,334	4.7
Other service revenue	894	1.0	965	1.1
Sales of fixed-line telecommunications products	60	0.1	106	0.1

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

Broadband, Data and Other Internet-Related Service Revenue. Revenue from our broadband, data and other Internet-related services include revenue generated from DSL, LAN, and broadband-related value-added services, fees that we charge for our DDN, frame relay, ATM, MPLS-VPN and X.25 services and revenue from the provision of Internet dial-up services (other than communication fees) and dedicated Internet access services. Revenue from our broadband, data and other Internet-related services increased by 7.7% from RMB52.58 billion in 2014 to RMB56.63 billion in 2015, primarily as a result of the increase in revenue from fixed-line broadband services. The increase of our revenue from our broadband, data and other Internet-related services was partially offset by the negative effect of the implementation of VAT in the PRC telecommunications industry.

In light of the continuing effect of mobile substitution, fixed-line broadband services has become the main growth driver of our total revenue from fixed-line services. In 2015, our fixed-line broadband services continued to maintain growth as a result of our efforts in improving broadband access speed, adopting multi-service bundling strategy, enriching application contents and implementing diversified sales strategies. The number of our fixed-line broadband subscribers increased by 5.1% from 68.79 million in 2014 to 72.33 million in 2015. ARPU of our fixed-line broadband services increased by 2.3% from RMB62.2 in 2014 to RMB63.6 in 2015. Revenue from our fixed-line broadband services increased by 7.5% from RMB50.20 billion in 2014 to RMB53.96 billion in 2015, and as a percentage of the total fixed-line revenue increased from 56.7% in 2014 to 59.1% in 2015. Revenue from our data and other Internet-related services increased by 12.2% from RMB2.38 billion in 2014 to RMB2.67 billion in 2015.

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

Information Communication Technology Service Revenue. Information communication technology service revenue increased by 24.9% from RMB3.47 billion in 2014 to RMB4.33 billion in 2015, mainly as a result of our growing information communication technology services with new system integration projects in 2015 for government and large corporate customers.

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

The table below sets forth the major items of costs, expenses and others and their respective percentage of the total revenue for the years 2014 and 2015:

	For the Year Ended December 31,
	2014		2015
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	284,681	100.0	277,049	100.0
Costs, expenses and others	268,750	94.4	263,014	94.9
Interconnection charges	14,599	5.1	13,093	4.7
Depreciation and amortization	73,868	25.9	76,738	27.7
Network, operation and support expenses	37,851	13.3	42,308	15.3
Employee benefit expenses	34,652	12.2	35,140	12.7
Selling and marketing	40,193	14.1	31,965	11.5
General, administrative and other expenses	21,218	7.5	22,995	8.3
Cost of telecommunications products sold	43,397	15.2	44,046	15.9
Finance costs, net of interest income	4,334	1.5	6,496	2.3
Other income-net	(1,362)	(0.5)	(9,767)	(3.5)

Interconnection Charges. Interconnection charges were RMB13.09 billion in 2015, down by 10.3% from 2014, primarily due to (i) the decrease in volume of the interconnection voice calls and (ii) the implementation of VAT in the PRC telecommunications industry to the extent that we are entitled to input VAT credits. Interconnection charges as a percentage of total revenue decreased from 5.1% in 2014 to 4.7% in 2015.

Depreciation and Amortization. Our depreciation and amortization expenses were RMB76.74 billion in 2015, up by 3.9% from 2014. The increase was primarily due to an increase in our capital expenditures in connection with the expansion of our 4G and fixed-line broadband network coverage and improvement of our network quality in 2015, partially offset by the decrease in the depreciation and amortization expenses as a result of the disposal of telecommunications towers and related assets to the Tower Company in October 2015. As a percentage of total revenue, our depreciation and amortization expenses increased from 25.9% in 2014 to 27.7% in 2015.

Network, Operation and Support Expenses. We incurred network, operation and support expenses of RMB42.31 billion in 2015, up by 11.8% from 2014, primarily due to (i) the usage fees payable to the Tower Company with respect to certain telecommunications towers and related assets; (ii) the expansion of networks, facilities and base stations and (iii) the increases in other rental expenses and utilities charges. In general, the implementation of VAT in the PRC telecommunications industry reduces our network, operation and support expenses to the extent we are entitled to the input VAT credits. Network, operation and support expenses, as a percentage of total revenue, increased from 13.3% in 2014 to 15.3% in 2015. With the expansion of our network, we had an increased demand of leased lines and the related telecommunications line leasing fees was RMB3.35 billion, up by 22.3% from 2014.

Employee Benefit Expenses. Due to the increases in salaries and wages as well as contributions to defined contribution pension schemes, medical insurance and housing benefits, our employee benefit expenses increased by 1.4% from RMB34.65 billion in 2014 to RMB35.14 billion in 2015, and as a percentage of total revenue, increased from 12.2% in 2014 to 12.7% in 2015.

Selling and Marketing Expenses. Primarily due to (i) our strengthened management of the selling and marketing expenses and the adjustment of our sales and marketing model and (ii) the implementation of VAT in the PRC telecommunications industry, our selling and marketing expenses were RMB31.97 billion in 2015, down by 20.5% from 2014, and as a percentage of total revenue, decreased from 14.1% in 2014 to 11.5% in 2015.

General, Administrative and Other Expenses. Our general, administrative and other expenses were RMB23.00 billion in 2015, up by 8.4% from 2014, and as a percentage of total revenue, increased from 7.5% in 2014 to 8.3% in 2015, primarily due to the increases in expenses associated with disposals of our fiber-optic transmission assets and costs relating to information communications technology services.

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

Other Income-Net. In 2015, other income-net was RMB9.77 billion, representing a significant increase from 2014, primarily as a result of the one-off effect of the net gain in an amount of RMB9.25 billion (before tax) on disposal of telecommunications towers to the Tower Company, which was completed by October 31, 2015.

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

Liquidity and Capital Resources

Working Capital and Cash Flows

As of December 31, 2016, we had RMB23.63 billion of cash and cash equivalents, as compared with RMB21.76 billion as of December 31, 2015 and RMB25.31 billion as of December 31, 2014. As of December 31, 2016, we had RMB1.75 billion of short-term bank deposits and restricted deposits, as compared with RMB0.20 billion as of December 31, 2015 and RMB0.06 billion as of December 31, 2014. As of December 31, 2016, we had a working capital deficit (current liabilities less current assets) of RMB260.44 billion, representing a decrease by 6.8% from the working capital deficit of RMB279.40 billion as of December 31, 2015. The decrease in working capital deficit in 2016 primarily resulted from an increase of RMB19.9 billion in amounts due from related parties resulting from the reclassification of the amounts due from the Tower Company from non-current assets as of December 31, 2015 to current assets as of December 31, 2016 since we expect such amounts due would be repaid by the Tower Company by the end of 2017.

In recent years, although the PRC Government introduced measures to avoid overheating of the economy, including tightening bank lending policies, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in China. As of December 31, 2016, we had RMB310.9 billion revolving banking facilities and registered quota of corporate bonds, of which RMB208.3 billion was unutilized. There is no term of the facilities that materially restricts our ability to draw down the unutilized banking facilities. In addition, we believe we have the ability to raise funds from short-, medium- and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in China, and net cash inflows from our operations.

The following table sets forth cash inflows and outflows in 2014, 2015 and 2016.

	For the Year Ended December 31,
	2014	2015	2016
	(RMB in millions)
Net cash inflow from operating activities	88,094	84,301	74,593
Net cash outflow from investing activities	(75,319)	(91,354)	(95,749)
Net cash inflow/(outflow) from financing activities	(8,973)	3,427	22,877

Net increase/(decrease) in cash and cash equivalents	3,802	(3,626)	1,721

Our net cash inflow from operating activities decreased by 4.3% from RMB88.09 billion in 2014 to RMB84.30 billion in 2015, primarily due to a decrease in cash generated from our mobile and fixed-line services. Our net cash inflow from operating activities decreased by 11.5% from RMB84.30 billion in 2015 to RMB74.59 billion in 2016, primarily due to our payment of operating lease and other service charges of telecommunications towers and related assets to the Tower Company.

Our net cash outflow from investing activities increased by 21.3% from RMB75.32 billion in 2014 to RMB91.35 billion in 2015, mainly due to a substantial increase in our capital expenditure mainly as a result of the expansion of our 4G networks. Our net cash outflow from investing activities increased by 4.8% from RMB91.35 billion in 2015 to RMB95.75 billion in 2016, mainly due to the increase in our investment in 4G services and project payment upon completion of construction in 2016.

We had net cash inflow from financing activities of RMB3.43 billion in 2015, as compared to net cash outflow from financing activities of RMB8.97 billion in 2014, primarily due to an increase in the amount of our interest-bearing debts in 2015. Our net cash inflow from financing activities increased significantly from RMB3.43 billion in 2015 to RMB22.88 billion in 2016, primarily due to an increase in the amount of proceeds from commercial papers and corporate bonds we issued in 2016.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, cash equivalents, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2014, 2015 and 2016.

	As of December 31,
	2014	2015	2016
	(RMB in millions, except percentages)
Cash and cash equivalents and short-term bank deposits and restricted deposits	25,364	21,957	25,387
Total assets	545,072	610,346	614,154
Short-term debt	114,679	107,998	134,675
Short-term bank loans	91,503	83,852	76,994
Commercial papers	9,979	19,945	35,958
Current portion of long-term bank loans	45	84	161
Amounts due to related parties	473	—	—
Amounts due to ultimate holding company	1,344	1,344	—
Current portion of obligations under finance lease included in other obligations	168	274	586
Current portion of promissory notes	—	2,499	18,976
Current portion of corporate bonds	—	—	2,000
Convertible bonds	11,167	—	—
Long-term debt	23,998	40,944	40,579
Promissory notes	21,460	36,928	17,906
Corporate bonds	2,000	2,000	17,970
Non-current portion of long-term bank loans	420	1,748	4,495
Non-current portion of obligations under finance lease included in other obligations	118	268	208
Total Equity	227,541	231,216	227,682
Equity attributable to equity shareholders of the Company	227,541	231,216	227,407
Non-controlling interests	—	—	275
Debt-to-capitalization ratio(1)	37.9%	39.2%	43.6%
Debt-to-equity ratio(2)	60.9%	64.4%	77.1%

(1)	Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt + non-controlling interests)/(long-term interest-bearing debt + short-term interest-bearing debt + total equity).
(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt + non-controlling interests)/(total equity).

Our debt-to-capitalization ratio was 43.6% at the end of 2016, compared to 39.2% at the end of 2015 and 37.9% at the end of 2014. Our debt-to-equity ratio was 77.1% at the end of 2016, compared to 64.4% at the end of 2015 and 60.9% at the end of 2014. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits and restricted deposits by RMB149.87 billion as of December 31, 2016, compared to RMB126.99 billion as of December 31, 2015 and RMB113.31 billion as of December 31, 2014. The increases in our debt-to-capitalization ratio and debt-to-equity ratio from 2014 to 2015 were mainly due to the increase in the amount of our interest-bearing debts. The increases in our debt-to-capitalization ratio and debt-to-equity ratio from 2015 to 2016 were mainly due to the increase in the amount of our interest-bearing debts and the decrease in equity attributable to equity shareholders. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs. In addition, we seek to increase our capital turnover ratio and control the amount of monetary assets.

Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar, HK dollar and Euro, was RMB81.65 billion at the end of 2016, compared to RMB85.68 billion at the end of 2015 and RMB91.97 billion at the end of 2014. The decrease from 2014 to 2016 was mainly due to our repayment of certain bank loans. As of December 31, 2016, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.

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

On July 24, 2014, the Company completed the issue of notes in an aggregate nominal amount of RMB2.5 billion pursuant to the Program, with a maturity period of two years and at an interest rate of 3.80% per annum. The notes were fully repaid in July 2016.

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

On November 20, 2015, CUCL completed the issue of the second tranche of super and short-term commercial paper for the year 2015 in an amount of RMB10 billion, with a maturity period of 270 days and at an interest rate of 3.15% per annum. The second tranche of super and short-term commercial paper was fully repaid in August 2016.

On November 27, 2015, CUCL completed the issue of the first tranche of short-term commercial paper for the year 2015 in an amount of RMB10 billion, with a maturity period of 366 days and at an interest rate of 3.15% per annum. The first tranche of short-term commercial paper was fully repaid in November 2016.

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

On April 8, 2016, CUCL completed the issue of first tranche of super short-term commercial papers for the year of 2016 in an amount of RMB12 billion, with a maturity period of 90 days and at an interest rate of 2.47% per annum. The first tranche of super short-term commercial papers was fully repaid in July 2016.

On April 26, 2016, CUCL completed the issue of second tranche of super short-term commercial papers for the year of 2016 in an amount of RMB12 billion, with a maturity period of 90 days and at an interest rate of 2.70% per annum. The second tranche super short-term commercial papers was fully repaid in July 2016.

On June 3, 2016, CUCL completed the issue of third tranche of super short-term commercial papers for the year of 2016 in an amount of RMB6 billion, with a maturity period of 270 days and at an interest rate of 2.72% per annum.

On June 7, 2016, we issued RMB7 billion three-year corporate bonds and RMB1 billion five-year corporate bond, bearing interest at 3.07% and 3.43% per annum, respectively.

On July 12, 2016, CUCL completed the issue of fourth tranche of super short-term commercial papers for the year of 2016 in an amount of RMB10 billion, with a maturity period of 270 days and at an interest rate of 2.55% per annum.

On July 14, 2016, we issued RMB10 billion three-year corporate bonds, bearing interest at 2.95% per annum.

On November 17, 2016, CUCL completed the issue of fifth tranche super short-term commercial papers for the year of 2016 in an amount of RMB10 billion, with a maturity period of 270 days and at an interest rate of 3.00% per annum.

On November 24, 2016, CUCL completed the issue of sixth tranche super short-term commercial papers for the year of 2016 in an amount of RMB5 billion, with a maturity period of 180 days and at an interest rate of 3.00% per annum.

On November 24, 2016, CUCL completed the issue of seventh tranche super short-term commercial papers for the year of 2016 in an amount of RMB5 billion, with a maturity period of 180 days and at an interest rate of 3.00% per annum.

Contractual Obligations and Commercial Commitments

The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2016.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years
	(RMB in millions)
Long-term bank loans (1)*	6,097	207	931	840	4,119
Corporate bonds (2)*	21,458	2,583	17,826	1,049	—
Promissory notes (3)*	38,518	20,078	18,440	—	—
Other obligations*	3,536	3,179	292	10	55
Capital commitments (4)	48,759	37,850	6,885	3,789	235
Operating leases and other commitments (4)	60,184	17,191	30,455	11,035	1,503

Total obligations	178,552	81,088	74,829	16,723	5,912

*	Interest included
(1)	See Note 30 “Long-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(2)	See Note 32 “Corporate Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(3)	See Note 31 “Promissory Notes” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(4)	See Note 40 “Contingencies and Commitments” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Trend Information

Please refer to the discussion in sections headed “— Overview” and “— Operating Results” under this Item 5.

Off-Balance-Sheet Arrangements

As of December 31, 2016, we did not have any other off-balance-sheet arrangement.

Capital Expenditures

The following table sets forth our historical capital expenditure requirements for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage
Mobile services	36.95	43.5%	61.02	45.6%	27.74	38.5%
Broadband and data services	19.00	22.4%	33.76	25.2%	16.84	23.4%
Infrastructure and transmission network	22.92	27.0%	31.16	23.3%	19.71	27.3%
Others (1)	6.01	7.1%	7.94	5.9%	7.82	10.8%

Total	84.88	100.0%	133.88	100.0%	72.11	100.0%

(1)	Other expenditures consist of innovation and value-added platform, IT system, fixed-line services and procurement of miscellaneous assets, equipment and spare parts.

Our capital expenditure totaled RMB72.11 billion in 2016, which mainly consisted of investment in mobile services, broadband and data services, and infrastructure and transmission network. In 2016, capital expenditure attributable to mobile services was RMB27.74 billion; capital expenditure attributable to broadband and data services was RMB16.84 billion; capital expenditure attributable to infrastructure and transmission network was RMB19.71 billion.

We expect our capital expenditure in 2017 would continue to decrease. We expect our capital expenditure in 2017 to include primarily investments in 4G services and fixed-line broadband services as well as infrastructure and transmission networks that support the development of our 4G services and fixed-line broadband services.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Wang Xiaochu	58	Chairman of the Board of Directors and Chief Executive Officer
Lu Yimin	53	Executive Director and President
Li Fushen	54	Executive Director and Chief Financial Officer
Shao Guanglu	52	Executive Director and Senior Vice President
Cesareo Alierta Izuel	71	Non-Executive Director
Cheung Wing Lam Linus	68	Independent Non-Executive Director
Wong Wai Ming	59	Independent Non-Executive Director
Chung Shui Ming Timpson	65	Independent Non-Executive Director
Law Fan Chiu Fun Fanny	64	Independent Non-Executive Director
Jiang Zhengxin	59	Senior Vice President

Mr. Wang Xiaochu was appointed in September 2015 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Wang, a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province; Director General of the Tianjin Posts and Telecommunications Administration; Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited; Vice President of China Mobile Communications Corporation; an Executive Director, Chairman and Chief Executive Officer of China Telecom Corporation Limited; Chairman and President of China Telecommunications Corporation; and Chairman and a Non-executive Director of China Communications Services Corporation Limited. Mr. Wang has served as a Director of Telefónica (listed on various stock exchanges including Madrid, New York and London) since September 2015. Mr. Wang also serves as the Chairman of Unicom Group, A Share Company and CUCL, respectively. Mr. Wang has extensive experience in management and telecommunications industry.

Mr. Lu Yimin was appointed as an Executive Director of the Company in October 2008 and President of the Company in February 2009. Mr. Lu, a researcher level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1985 and then was awarded a master’s degree in public administration by the John F. Kennedy School of Government at Harvard University in June 2001. Mr. Lu joined Netcom Group in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc. in the U.S.) since May 2008 and the Deputy Chairman of the Board of PCCW Limited since November 2011. Mr. Lu has served as a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also a Director and President of A Share Company, and a Director and President of CUCL. Mr. Lu has extensive experience in administration and business management in the government and the telecommunications industry.

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

Mr. Shao Guanglu was appointed as an Executive Director in March 2017 and Senior Vice President of the Company in April 2011. Mr. Shao is a senior engineer. He received a bachelor’s degree from Harbin Institute of Technology in 1985, a master’s degree in engineering and a master’s degree in economics from Harbin Institute of Technology in 1988 and 1990, respectively, a master’s degree in management from BI Norwegian Business School in 2002 and a doctor’s degree in management from Nankai University in 2009. Mr. Shao joined Unicom Group in February 1995. Mr. Shao was Deputy General Manager of Tianjin Branch, Deputy General Manager of Henan Branch, General Manager of Guangxi Branch, as well as General Manager of Human Resource Department of Unicom Group. Mr. Shao also serves as a Vice President of Unicom Group, a Director of A Share Company and a Director and Senior Vice President of CUCL. Mr. Shao has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Cesareo Alierta Izuel was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta has been a member of the Board of Directors of Telefónica (listed on various stock exchanges including Madrid, New York and London) from January 1997. Mr. Alierta is Executive Chairman of Fundación Telefónica, a director of DTS, Distribuidora de Televisión Digital, S.A.U. and a member of the Board of trustees of the Caixa d’Estalvis i Pensions de Barcelona “la Caixa” Banking Foundation. He is also the Chairman of the Social Board of the UNED (National Long Distance Spanish University), the Chairman of the Consejo Empresarial para la Competitividad (Business Competitiveness Council), and a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts’ Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Between July 2000 and April 2016, he served as an Executive Chairman of Telefónica. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. From April 2008 to December 2013 he was a member of the Board of Directors of Telecom Italia, S.p.A. Between September 2010 and June 2016, Mr. Alierta served as a member of the Board of Directors of International Consolidated Airlines Group (listed on the stock exchanges of Madrid and London). In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree in business administration at the University of Columbia (New York) in 1970.

Mr. Cheung Wing Lam Linus was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is a member of the Board of Governors of Centennial College of the University of Hong Kong, Independent Non-Executive Directors of HKR International Limited (listed on the Hong Kong Stock Exchange) and Sotheby’s (listed on the New York Stock Exchange). Mr. Cheung was a member of the University of Hong Kong Council, Chairman of the Council of Centennial College, Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Hong Kong Telecom Limited, Mr. Cheung was the Chief Executive of Hong Kong Telecom Limited and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung worked at Cathay Pacific Airways for 23 years, leaving as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

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

Mr. Chung Shui Ming Timpson was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 12th Chinese People’s Political Consultative Conference. He is also the Pro-Chancellor of the City University of Hong Kong. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, China Construction Bank Corporation, Jinmao Hotel and Jinmao (China) Hotel Investments and Management Limited (formerly known as “Jinmao Investments and Jinmao (China) Investments Holdings Limited”) (all listed on the Hong Kong Stock Exchange). Mr. Chung is also an Independent Director of China State Construction Eng. Corp. Ltd. (listed on the Shanghai Stock Exchange). From October 2004 to October 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Advisory Committee on Arts Development, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Henderson Land Development Company Limited and Nine Dragons Paper (Holdings) Limited, an Independent Director of China Everbright Bank Company Limited and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Mrs. Law Fan Chiu Fun Fanny was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation, a Deputy of the Hong Kong Special Administrative Region, or HKSAR, to the National People’s Congress of the People’s Republic of China, a Member of the Executive Council of the Government of HKSAR, the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited and DTXS Silk Road Investment Holdings Company Limited (formerly known as “UDL Holdings Limited”) and Nameson Holdings Limited (all listed on the Hong Kong Stock Exchange), as well as External Director of China Resources (Holdings) Co., Limited. Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in Education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.

Mr. Jiang Zhengxin was appointed as Senior Vice President of the Company in February 2009. Mr. Jiang is a senior engineer of professor level. He received a bachelor’s degree in radio engineering from Beijing University of Posts and Telecommunications in 1982, a master’s degree in business administration from Jilin University in 2001, and a PhD in political economy from Jilin University in 2006. Mr. Jiang served as Deputy Director of the Bureau of Telecommunications Administration in Changchun of Jilin Province from February 1998 to July 1999. He was the Deputy General Manager of Jilin Mobile Communication Company from July 1999 to March 2004. He served as the Deputy General Manager of South Communication Co. Limited of Netcom Group from March 2004 to June 2004, and he was the General Manager of Zhejiang Branch of Netcom Group from June 2004 to September 2007. He has served as Deputy General Manager of Netcom Group since September 2007. Mr. Jiang is a Vice President of Unicom Group, a Director and Senior Vice President of CUCL as well as the Chairman of Supervisory Committee of A Share Company. Mr. Jiang has worked in the telecommunications industry for a long period of time and has extensive management experience.

B.	Compensation

The aggregate compensation and other benefits paid by us to our directors as a group in 2016 was approximately RMB4.075 million, which included the retirement benefits in the amount of approximately RMB433,000. Each of our executive directors participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. As of the date of this annual report, none of our directors hold any outstanding options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option scheme.

Name	Compensation for 2016
	(RMB in thousands)
Directors
Wang Xiaochu	573
Lu Yimin	774	(2)
Li Fushen	706	(2)
Zhang Junan(1)	356
Cesareo Alierta Izuel	257
Cheung Wing Lam Linus	351
Wong Wai Ming	360
Chung Shui Ming Timpson	366
Law Fan Chiu Fun Fanny	332

Total	4,075

(1)	Mr. Zhang Junan resigned as executive director on November 1, 2016. The above compensation was received by Mr. Zhang from the beginning of 2016 till his resignation.
(2)	In 2016, Mr. Lu Yimin and Mr. Li Fushen received deferred bonuses for year 2013 and year 2014 of RMB394,000 and RMB347,000, respectively. Such deferred bonuses were not included in the above compensation.

C.	Board Practices

General

Pursuant to our articles of association, at each annual general meeting, one-third of our directors retire from office by rotation. The retiring directors are eligible for re-election. The Board may at any time appoint a new director to fill a vacancy or as an additional director. The Board may also appoint and remove our executive officers. No benefits are payable to our directors or executive officers upon termination of their services with us in accordance with the provisions of their service agreements, except certain statutory compensation. The following table sets forth certain information concerning our current directors and former directors who resigned in 2016.

Name	Appointment Date	Re-appointment Date	Resignation or Retirement Date
Current Directors

Wang Xiaochu	September 1, 2015	May 12, 2016	—

Lu Yimin	October 15, 2008	May 26, 2009, May 24, 2011, April 16, 2014, and May 12, 2016	—

Li Fushen	March 30, 2011	May 24, 2011, May 21, 2013 and May 12, 2016	—

Shao Guanglu	March 15, 2017	—	—

Cesareo Alierta Izuel	October 15, 2008	May 26, 2009, May 24, 2011, May 21, 2013 and May 8, 2015	—

Cheung Wing Lam Linus	May 12, 2004	May 12, 2006, May 16, 2008, May 12, 2010, May 29, 2012 and April 16, 2014	—

Wong Wai Ming	January 19, 2006	May 12, 2006, May 26, 2009, May 24, 2011 and April 16, 2014	—

Chung Shui Ming Timpson	October 15, 2008	May 26, 2009, May 29, 2012 and May 8, 2015	—

Law Fan Chiu Fun Fanny	November 21, 2012	May 21, 2013 and May 12, 2016	—

Former Directors

Zhang Junan(1)	August 8, 2014	May 8, 2015	November 1, 2016

(1)	Mr. Zhang Junan resigned as executive director on November 1, 2016.

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

As of April 13, 2017, the members of the audit committee were Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Cheung Wing Lam Linus, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive directors of our company.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of options and other matters relating to compensation. The primary duties of the remuneration committee include considering and approving the remuneration policies and structure for directors’ and senior management’s remuneration, considering and making recommendations to the Board regarding the remuneration packages of the directors and senior management, and considering and approving our Company’s share option schemes. The remuneration committee also conducts performance review of the Chief Executive Officer and determines the Chief Executive Officer’s year-end bonus pursuant to the performance target contract entered into between the Board and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance review and determination of performance-based year-end bonuses for the other members of our management, which is subject to the review of the remuneration committee. In addition, the remuneration committee consults the Chairman of the Board on the remuneration proposals for other executive directors. As of April 13, 2017, the members of the remuneration committee were Mr. Cheung Wing Lam Linus (Chairman of the remuneration committee), Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson, all being independent non-executive directors of our company.

Nomination Committee

The nomination committee meets regularly to consider the nomination of our directors and senior management personnel. The primary duties of the nomination committee are to (i) review the structure, size and composition (including skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement our corporate strategy; (ii) identify individuals suitably qualified to become Board members and select or make recommendations to the Board; (iii) formulate and review the policy of diversity of Board members as appropriate; (iv) give due regards to the benefits of diversity on the Board against the criteria set out in the policy of diversity of Board members when performing its duties; (v) assess the independence of independent non-executive directors; (vi) make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors; and (vii) provide opinion to the Board on candidates nominated by our Chief Executive Officer to become our senior management personnel and on changes to our senior management personnel. As of April 13, 2017, the members of the nomination committee were Mr. Chung Shui Ming Timpson (Chairman of the nomination committee), Mr. Wang Xiaochu, and Mrs. Law Fan Chiu Fun Fanny. Except for Mr. Wang Xiaochu, who is our Chairman and Chief Executive Officer, the other members of the nomination committee are independent non-executive directors of our company.

D.	Employees

As of December 31, 2014, 2015 and 2016, we had a total number of 281,403, 268,887 and 270,484 employees, respectively. The employees as of December 31, 2016 are classified by function as follows:

By Function	Number of Employees
Employees	253,724
Management	24,068
Marketing	112,117
Technology	82,454
Support	31,179
Others	3,906
Temporary employees	16,760

Total	270,484

E.	Share Ownership

As of April 13, 2017, our directors who own shares in our company are listed as follows:

Name	Capacity and Nature	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial Owner (Personal)	200,000	0.0008%
Chung Shui Ming Timpson	Beneficial Owner (Personal)	6,000	0.0000%

Apart from those disclosed herein, as of April 13, 2017, our other directors as a group do not own any shares in our company and none of our directors hold any outstanding options for our shares.

Stock Incentive Scheme

We adopted a share option scheme on April 16, 2014. The scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date, after which period no further option may be granted under the share option scheme, but the provisions of the share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the share option scheme. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the closing price of the shares on the HKSE on the grant date of such option; and (ii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of April 13, 2017, no options had been granted or agreed to be granted by us under the share option scheme.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 13, 2017, our controlling shareholder, Unicom Group, through its 17.90% direct interest in Unicom BVI, 62.74% direct interest in the A Share Company (which in turn holds 82.10% of Unicom BVI) and 100% direct interest in Unicom Group BVI, indirectly controlled approximately 17.8 billion shares of Unicom, or 74.36% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group’s shares are held by the SASAC and a group of companies, most of which are State-owned enterprises in China. Shares controlled by Unicom Group do not carry voting rights different from our other issued shares.

As of April 13, 2017, most of our shareholders of record were located outside of the United States. In addition, as of April 13, 2017, there were approximately 31,279,308 ADSs outstanding, each representing 10 shares and together representing 1.31% of our total outstanding shares or 5.09% of our total outstanding shares not controlled by our controlling shareholder.

In April 2017, we were notified by Unicom Group that its management was contemplating, developing and processing significant matters relating to the mixed ownership reform, which may potentially involve change in the shareholding structure of the A Share Company. See “D. Risk Factors — Risks Relating to Our Business — Our controlling shareholder, Unicom Group, is contemplating, developing and processing the plan relating to the mixed ownership reform. The finalization and future implementation of such plan are still subject to substantial uncertainty.” under Item 3.

B.	Related Party Transactions

Establishment of the Finance Company and Provision of Financial Services

On December 6, 2013, CUCL and Unicom Group entered into a capital contribution agreement regarding the establishment of the Finance Company, with a registered capital of RMB3,000 million. Pursuant to the capital contribution agreement, CUCL and Unicom Group invested RMB2,730 million and RMB270 million in the Finance Company, representing 91% and 9% of the total registered capital of the Finance Company, respectively.

The Finance Company was established for the purposes of providing various financial services to Unicom Group, its subsidiaries and other associated entities, and may carry out all or part of the following businesses: to provide financial advice, credit verification and related consultancy services and agency services, to handle payment and collection of transaction money, to conduct approved insurance agency business, to grant guarantees, to handle entrusted loans, to carry out bill acceptance and discounting businesses, to handle fund transfers and settlement and advise on the relevant settlement options and structures, to accept internal money deposits, to arrange for loans and finance leases, to conduct inter-bank lending and borrowing, and to carry out any other businesses approved by the CBRC.

As of December 31, 2016, amount due to Unicom Group and its subsidiaries from the Finance Company included a balance of the deposits received from Unicom Group and its subsidiaries of RMB2,397 million with an interest rate at 1.50% per annum. The Finance Company paid RMB11 million interest expense on such deposits to Unicom Group and its subsidiaries in 2016.

Continuing Related Party Transactions under the 2013 Comprehensive Services Agreement and the 2017-2019 Comprehensive Services Agreement

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

On November 25, 2016, CUCL and Unicom Group entered into the 2017-2019 comprehensive services agreement, to renew the relevant continuing related party transactions under the 2013 comprehensive services agreement for a term of three years commencing on January 1, 2017 and expiring on December 31, 2019, and CUCL and its subsidiaries have also agreed to provide certain services to Unicom Group.

2013 Comprehensive Services Agreement

Details of the continuing related party transactions under the 2013 comprehensive services agreement are summarized below.

Telecommunications Resources Leasing

Unicom Group agrees to lease to CUCL certain international telecommunications resources and certain other telecommunications facilities required by CUCL for its operations.

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities, provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of the leased international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance services to the leased telecommunications facilities. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any leased telecommunications facilities, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the leased telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis. In 2016, the total charges paid by CUCL to Unicom Group amounted to approximately RMB281 million.

Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities belonging to CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges payable by CUCL or Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such rental charges will not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. In 2016, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB1,050 million and the rental charges paid by Unicom Group to CUCL was negligible.

Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis. In 2016, the total revenue allocated to Unicom Group in relation to value-added services amounted to approximately RMB42 million.

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

The service charges due to Unicom Group will be settled on a monthly basis. In 2016, the total charges paid by CUCL to Unicom Group amounted to approximately RMB88 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2016, the total charges paid by CUCL to Unicom Group amounted to approximately RMB4,487 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2016, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,541 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2016, the total service charges paid by CUCL to Unicom Group amounted to approximately RMB1,690 million and the total service charges paid by Unicom Group to CUCL was RMB51 million.

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

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis. In 2016, the total service charges paid by CUCL to Unicom Group amounted to approximately RMB104 million and the total service charges paid by Unicom Group to CUCL was negligible.

2017-2019 Comprehensive Services Agreement

Details of the continuing related party transactions under the 2017-2019 comprehensive services agreement are summarized below.

Telecommunications Resources Leasing

Unicom Group agrees to lease to CUCL:

(i)	certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities); and

(ii)	certain other telecommunications facilities required by CUCL for its operations.

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service for the telecommunications facilities referred to in paragraph (ii) above. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in paragraph (ii) above, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the above telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis.

Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities owned by CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges for the leasing of each other’s properties and ancillary facilities are based on market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. The rental charges are payable quarterly in arrears.

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

Charges for the provision of materials procurement services are calculated at the rate of:

(a)	up to 3% of the contract value of those procurement contracts in the case of domestic materials procurement; and

(b)	up to 1% of the contract value of those procurement contracts in the case of imported materials procurement.

The charges for the provision of materials operated by Unicom Group, and the pricing and/or charging standard of various materials procurement services, and storage and logistics services commission relevant to the direct material procurement are based on the market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services is provided by independent third party in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. The service charges due to Unicom Group will be settled on a monthly basis.

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

The charges for the provision of engineering design and construction services are based on market rates. Market rates refer to the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. In the event the recipient will determine the specific provider of engineering design and construction services through tender, the provider will be no less qualified and equipped than the independent third parties, and will participate in the tender procedure in a similar manner as the independent third parties. Under such circumstances, the pricing will be determined by the final rate according to the tender procedure.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

Ancillary Telecommunications Services

Unicom Group agrees to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain client telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ services.

The charges payable for the provision of ancillary telecommunications services are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rates, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by independent third parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

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

The service charges are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by independent third parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

Shared Services

Unicom Group and CUCL agree to provide shared services to each other, including, but not limited to, the following:

(a)	CUCL will provide headquarter human resources services to Unicom Group;

(b)	Unicom Group and CUCL will provide business support center services to each other;

(c)	CUCL will provide hosting services related to the services referred to in paragraphs (a) and (b) above to Unicom Group; and

(d)	Unicom Group will provide premises to CUCL and other shared services requested by its headquarters.

In relation to the business support center services referred to in paragraph (b) above, CUCL will provide support services, such as billing and settlement services provided by the business support center and operational statistics reports. Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.

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

Financial Services

CUCL or its subsidiaries have agreed to provide financial services to Unicom Group, including deposit services, lending and other credit services, and other financial services. Other financial services include settlement services, acceptance of bills, entrusted loans, credit verification, financial and financing consultation, consultation, agency business, approved insurance agent services, and other businesses approved by China Banking Regulatory Commission.

The key pricing policies are as follows:

(a)	Deposit services

The interest rate for Unicom Group’s deposit with CUCL or its subsidiaries will be no more than the maximum interest rate promulgated by the People’s Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

(b)	Lending and other credit services

The lending interest rate will follow the interest rate standard promulgated by the People’s Bank of China, and will be no less than the minimum interest rate offered by CUCL and its subsidiaries to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan.

(c)	Other financial services

The fees to be charged by CUCL or its subsidiaries for the provision of the financial services to Unicom Group will comply with the relevant prescribed rates for such services as determined by the People’s Bank of China or the China Banking Regulatory Commission. Where no relevant prescribed rate is applicable, the fee will be determined with reference to market rates of similar financial service charges and agreed between the parties.

The service charges will be settled between CUCL or its subsidiaries and Unicom Group as and when the relevant services are provided.

Transfer of Telecommunications Towers and Related Assets to the Tower Company

In October 2015, we, through our wholly owned subsidiaries, CUCL and Unicom New Horizon, entered into a transfer agreement with (i) China Mobile Communication Company Limited, a subsidiary of China Mobile, and its 31 subsidiaries, (ii) China Telecom Corporation Limited, a subsidiary of China Telecom, (iii) China Reform Holding Company Limited, a wholly State-owned company, and (iv) the Tower Company, pursuant to which we, China Mobile and China Telecom sold certain telecommunications towers and related assets to the Tower Company, and the Tower Company would issue and allot shares in the Tower Company and/or pay certain cash as consideration for such transfers. In January 2016, CUCL and the Tower Company entered into a share subscription agreement to settle the number of share subscribed by CUCL and the amount of consideration paid by the Tower Company.

Arrangement Relating to Telecommunications Towers, Related Assets and Other Services

At the time the transfer of telecommunications towers and related assets was completed, or the Completion Date, CUCL and the Tower Company were in the process of finalizing the terms of lease arrangements. However, to ensure that there would be no interruptions in our operations, we are entitled to continue the use of the telecommunications towers and related assets transferred by us to the Tower Company during the period from the day following the Completion Date until the lease arrangements are finalized. After the lease arrangements are finalized and agreed by us and the Tower Company, we shall pay the leasing fees and relevant service charges incurred during the such period to the Tower Company. In addition, we also subsequently leased certain other telecommunications towers and related assets from the Tower Company that were previously owned by China Mobile or China Telecom, or those newly constructed by the Tower Company.

On July 8, 2016, we, through CUCL, and the Tower Company entered into the Pricing Agreement to finalize the lease arrangements relating to the telecommunications towers and related assets. The Pricing Agreement stipulated specific terms on, among other things, the categories of assets for leasing, pricing basis for the lease fees and service charges, and relevant service period. Based on the actual demand of our operations, we, through the subsidiaries of CUCL, subsequently entered into provincial service agreements and detailed lease confirmation forms and/or orders for specified telecommunications towers with the Tower Company or their subsidiaries. According to these agreements, we recognized operating lease and other service charges in an amount of RMB14,887 million for the year ended 31 December 2016. In 2016, we also provided certain engineering design and construction services to the Tower Company under the Pricing Agreement and the total service fees were RMB151 million.

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

The 2017-2019 comprehensive services agreement provides that the determination of whether we or CUCL would constitute majority-owned subsidiaries of the Unicom Group shall be made in accordance with the PRC Enterprise Accounting Standards, as amended by the MOF from time to time.

Trademark Agreement

Unicom Group is the registered owner of the Unicom trademark in English, the trademark bearing the Unicom logo and the trademark of the word “Unicom” in Chinese (“ ”), which are registered at the PRC State Trademark Bureau. Under a PRC trademark license agreement entered into on May 25, 2000 between Unicom Group and CUCL, CUCL and our affiliates were granted the right to use these trademarks on a royalty-free basis for an initial period of five years, renewable at the option of CUCL. CUCL has elected to renew the trademark license agreement and the trademark license agreement is currently valid. Under the terms of this agreement, we and our affiliates are the exclusive licensees of these trademarks, provided that Unicom Group may also license these trademarks to any of its existing or future subsidiaries. Unicom Group also agreed to license to CUCL any trademark that it registers in China in the future that incorporates the word “Unicom”.

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

Based on the Company’s financial position in 2016 and taking into account the development needs of the mobile and fixed-line services, our board of directors has resolved not to pay a final dividend for the year ended December 31, 2016.

Item 9.	The Offer and Listing

Market Price Information

Our ADSs, each representing 10 ordinary shares, are listed and traded on the NYSE. Our ordinary shares are listed and traded on the HKSE. The NYSE and the HKSE are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ordinary shares on the HKSE and of our ADSs on the NYSE since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2012	16.78	9.50	21.58	12.26
2013	13.34	9.51	17.40	12.21
2014	14.14	9.17	18.03	11.73
2015	15.46	9.08	19.80	11.53
2016	10.24	7.77	13.16	9.98

Quarterly:
First Quarter, 2015	13.22	10.40	17.02	13.49
Second Quarter, 2015	15.46	11.90	19.80	15.40
Third Quarter, 2015	12.20	9.55	15.64	12.40
Fourth Quarter, 2015	10.84	9.08	14.69	11.53
First Quarter, 2016	10.24	8.00	13.16	10.38
Second Quarter, 2016	10.06	7.77	13.06	9.98
Third Quarter, 2016	9.55	7.86	12.36	10.01
Fourth Quarter, 2016	9.94	8.50	12.78	10.92
First Quarter, 2017	10.52	8.76	13.52	11.30

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Monthly:
October 2016	9.94	9.09	12.78	11.72
November 2016	9.42	8.50	12.03	10.92
December 2016	9.83	8.91	12.57	11.39
January 2017	9.27	8.76	11.99	11.30
February 2017	9.60	9.20	12.32	11.90
March 2017	10.52	9.32	13.52	12.05
April 2017 (through April 13, 2017)	11.20	10.40	14.48	13.28

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Articles of Association

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

C. Material Contracts

In addition to the contracts described in “B. Related Party Transactions” under Item 7 and “A. History and Development of the Company” under Item 4, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:

•	the Transfer Agreement, dated October 14, 2015, among CUCL, Unicom New Horizon, China Mobile Communication Company Limited and its related subsidiaries, China Telecom Corporation Limited, China Reform Holding Company Limited and the Tower Company to sell certain telecommunications towers and related assets to the Tower Company;

•	the Share Subscription Agreement, dated January 29, 2016, between CUCL and the Tower Company to subscribe shares of the Tower Company; and

•	the Pricing Agreement, dated July 8, 2016, between CUCL and the Tower Company in relation to the leasing of the telecommunications towers and related assets.

D.	Exchange Controls

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

We are subject to risks arising from interest-bearing borrowings, including bank loans, commercial papers, promissory notes, corporate bonds and related party loans. The majority of our interest-bearing borrowings are loans from banks in China, the majority of which bear fixed interest rates. A rise in interest rates will increase the cost of new borrowings and interest expenses of outstanding floating rate debt. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these instruments, and, therefore, could have a material adverse effect on our financial position. To mitigate our exposure to interest rate risks in connection with our borrowings denominated in foreign currencies, we may enter into designed interest rate swap agreements from time to time in the future.

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, including short-term and long-term debt obligations, as well as the expected maturity profile of such instruments as of December 31, 2016.

	Expected Maturity							As of December 31, 2016
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Fixed rate	77,107	340	277	318	335	2,863	81,240	81,191
Average rate(1)	3.68%	1.13%	1.13%	1.13%	1.13%	1.13%	1.56%	—

U.S. dollar-denominated loans
Fixed rate	26	28	37	30	22	178	321	258
Average rate	0.21%	0.20%	0.18%	0.16%	0.12%	0.02%	0.15%	—

Euro-denominated loans
Fixed rate	22	17	17	7	4	22	89	91
Average rate	2.09%	2.03%	1.93%	1.71%	1.62%	1.40%	1.80%	—

RMB-denominated commercial papers
Fixed rate	35,958	—	—	—	—	—	35,958	35,958
Average rate	2.83%	—	—	—	—	—	2.83%	—

RMB-denominated corporate bonds
Fixed rate	2,000	—	16,972	—	998	—	19,970	19,989
Average rate	4.50%	—	3.00%	—	3.43%	—	3.17%	—

RMB-denominated promissory notes
Variable rate	18,976	17,906	—	—	—	—	36,882	37,542
Average rate	4.63%	3.54%	—	—	—	—	4.10%	—

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2016.

For the year ended December 31, 2016, if there were 50 basis points increase/decrease in interest rates on the floating rate borrowings and short-term fixed rate borrowings while all other variables were held constant, the effect on profit after tax would have been approximately RMB424 million (2015: approximately RMB395 million; 2014: approximately RMB388 million).

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

The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term bank deposits and restricted deposits, short-term and long-term debt obligations and capital commitments as of December 31, 2016 and the expected maturity profile of these debt obligations and capital commitments.

	Expected Maturity							As of December 31, 2016
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents:
U.S. dollars	1,879	—	—	—	—	—	1,879	1,879
HK dollars	367	—	—	—	—	—	367	367
Japanese yen	13	—	—	—	—	—	13	13
Euro dollars	96	—	—	—	—	—	96	96
GBP	6	—	—	—	—	—	6	6
SGD	7	—	—	—	—	—	7	7
Short-term bank deposits and restricted deposits
U.S. dollars	—	—	—	—	—	—	—	—
HK dollars	—	—	—	—	—	—	—	—
Liabilities:
U.S. dollar-denominated loans	26	28	37	30	22	178	321	258
Euro-denominated loans	22	17	17	7	4	22	89	91
Off-balance-sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	—	—	—	—	—	—	—	—

If the RMB had strengthened/weakened by 10% against the foreign currencies, relative to December 31, 2016, primarily with respect to U.S. dollars, HK dollars and Euro, while all other variables are held constant, the effect on profit after tax would be approximately RMB216 million (2015: approximately RMB120 million; 2014: approximately RMB4,473 million) for cash and cash equivalents, borrowings and obligations under finance lease included in other obligations denominated in foreign currencies.

Risk Relating to Financial Assets at Fair Value through Other Comprehensive Income

The investments we hold are classified in the consolidated statement of financial position as financial assets at fair value through other comprehensive income. These investments are subject to equity price risk, which results primarily from changes in the level or volatility of underlying equity prices. One of our significant investments is denominated in Euro and the fair value of such investment is also subject to risks associated with fluctuations of foreign exchange rate between Euro and Renminbi (our functional currency). If either (i) the share price of our invested equity securities (in Euro) had increased/decreased by 10% or (ii) the exchange rate between Euro and Renminbi had changed by 10%, in each case, relative to December 31, 2016, while the other variable is held constant, we would have recorded additional change in fair value of approximately RMB414 million in our investment revaluation reserve. As of April 13, 2017, the change in the foreign exchange rate between Euro and Renminbi and, to a lesser extent, the change of the underlying equity price denominated in Euro resulted in an appreciation of the fair value of our relevant investment by approximately 16.61% from December 31, 2016. If Euro-related uncertainty remains, we may be subject to further gain/loss in the fair value of our investments denominated in Euro and our financial condition may be materially and adversely affected.

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

From January 1, 2016 to December 31, 2016, we received from The Bank of New York Mellon a total of US$66,130.16, net of withholding tax, reimbursement for the expenses we incurred, including but not limited to, annual stock exchange listing fee, investor relations reimbursement, non-standard out-of-pocket maintenance costs for the ADR, charges incurred in connection with services provided for by third-party vendors, charges and out-of-pocket expenses for the servicing of non-registered holders. The Bank of New York Mellon also waived certain costs of US$130,586.02 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered shareholders. In addition, The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain limits and conditions.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2016, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

As of December 31, 2016, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2016 was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2016, has been audited by our independent registered public accounting firm, as stated in its report.

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

KPMG, an independent registered public accounting firm, served as our principal accountant for the fiscal year ended December 31, 2014 and 2015. KPMG Huazhen LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal year ended December 31, 2016. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for audit services, audit-related services, tax services and other services for each of the fiscal years 2015 and 2016:

	For the Year Ended December 31,
	2015	2016
	(in RMB thousands)
Audit services	63,821	68,943
Audit-related services	1,132	10,296
Tax services	49	88
Other	1,092	—

Total	66,094	79,327

Audit services include the audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and its subsidiaries. Audit services in 2015 and 2016 also include audit work in connection with the audit of the Company’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. They also include performing agreed-upon procedures on quarterly financial statements and reviews of interim financial statements.

Audit-related services include other assurance and related services that can be reasonably provided by our principal accountant. In 2016, the provisions of audit-related services mainly include professional services relating to issuance of bonds, audit services relating to re-organization of certain subsidiaries of the Company and audit services provided to overseas subsidiaries.

Tax services in 2015 and 2016 included tax compliance services.

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

Our audit committee pre-approved all audit and non-audit services performed by our principal accountant for the years ended December 31, 2015 and 2016.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

(a) Dismissal of Our Former Auditor

KPMG, or the Former Auditor, was previously the principal accountants of China Unicom (Hong Kong) Limited. On May 12, 2016, that firm was dismissed. The decision to change accountants was recommended by the board of directors.

During the years ended December 31, 2014 and 2015, and the subsequent interim period through May 12, 2016, there were no (i) disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events.

The audit reports of the Former Auditor on the China Unicom (Hong Kong) Limited’s consolidated financial statements as of and for the years ended December 31, 2014 and 2015 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

A letter from the Former Auditor is filed as Exhibit 16.1 to this Form 20-F.

(b) Appointment of KPMG Huazhen LLP

On May 12, 2016, KPMG Huazhen LLP was appointed as our independent registered public accounting firm for the fiscal year ending December 31, 2016. During the fiscal years ended December 31, 2014 and 2015 and the subsequent interim period through May 12, 2016, neither our company, nor anyone on our behalf, had consulted KPMG Huazhen LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that KPMG Huazhen LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

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

Section 303A.12(a) of the New York Stock Exchange Listed Company Manual provides that each listed company’s chief executive officer must certify to the New York Stock Exchange each year that he or she is not aware of any violation by the company of New York Stock Exchange corporate governance listing standards. Our Chief Executive Officer is not required, under the applicable Hong Kong law, to make similar certifications.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unicom, dated January 27, 2000.(1)

1.2	Amended Articles of Association of Unicom (as amended on September 16, 2008).(12)

1.3	Amended Articles of Association of Unicom (as amended on May 24, 2011).(14)

1.4	Amended Articles of Association of Unicom (as amended on May 8, 2015).(18)

2.1	Deposit Agreement, among Unicom, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)

2.2	Form of specimen certificate for the shares.(1)

4.1	Reorganization Agreement between Unicom Group and CUCL, dated April 21, 2000 (together with English translation).(1)

4.2	Equity Transfer Agreement among Unicom Group, Unicom HK, Unicom BVI and Unicom, dated April 21, 2000.(1)

4.3	Trademark License Agreement between Unicom Group and CUCL, dated May 25, 2000 (together with English translation).(1)

4.4	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging, dated August 1, 2001 (together with English translation).(1)

4.5	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation) (3)

4.6	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New Century, dated November 20, 2002. (English translation) (3)

4.7	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation) (4)

4.8	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New World, dated November 20, 2003. (English translation) (4)

4.9	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004.(5)

4.10	Subscription Agreement between Unicom and SK Telecom, dated June 20, 2006.(6)

4.11	CDMA Network Capacity Lease Agreement among Unicom New Horizon, the A Share Company and Unicom Group, dated October 26, 2006.(7)

4.12	Transfer Agreement of the CDMA Network Capacity Lease Agreement between the A Share Company and CUCL, dated October 26, 2006. (English translation)(7)

4.13	Asset Transfer Agreement between CUCL and Unicom Group in connection with the acquisition of Unicom Guizhou, dated November 16, 2007. (English translation)(8)

4.14	Supplement Agreement among Unicom New Horizon, Unicom Group, CUCL and the A Share Company in connection with the acquisition of Unicom Guizhou and the 2006 CDMA Network Capacity Lease Agreement, dated November 16, 2007. (8)

Exhibit Number	Description of Exhibit

4.15	CDMA Business Transfer Framework Agreement between us, CUCL and China Telecom dated as of June 2, 2008. (English translation)(8)

4.16	CDMA Business Disposal Agreement among Unicom, CUCL and China Telecom, dated July 27, 2008. (English summary)(12)

4.17	Business and Assets Transfer Agreement among Unicom Parent, Netcom Parent and the A Share Company, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.18	Transfer Agreement between the A Share Company and CUCL, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.19	Network Lease Agreement between CUCL and Unicom New Horizon, relating to the lease of telecommunications networks in 21 provinces in southern China by CUCL from Unicom New Horizon, dated December 16, 2008. (English translation)(9)

4.20	Assets and Liabilities Transfer Agreement between CNC China and Netcom Group, dated June 23, 2004. (English translation)(10)

4.21	Asset Injection Agreement among Netcom Group, Unicom Group BVI, CNC China and China Netcom, dated June 29, 2004. (English translation)(10)

4.22	Letter of Undertakings by Netcom Group, dated September 5, 2005. (English translation)(10)

4.23	Restructuring Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.24	Non-Competition Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.25	Trademark Licensing Agreement among CNC China, Netcom Group and China Netcom, dated October 8, 2004. (English translation)(10)

4.26	Conditional Sale and Purchase Agreement among China Netcom, Unicom Group BVI and Netcom Group, relating to the acquisition of CNC New Horizon BVI, dated September 12, 2005.(12)

4.27	Asset Transfer Agreement between China Netcom and Netcom Group, relating to the sale of China Netcom’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality, dated January 15, 2007.(12)

4.28	Domestic Interconnection Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.29	International Long-distance Voice Services Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.30	Engineering and Information Technology Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.31	Master Sharing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.32	Property Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.33	Materials Procurement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.34	Ancillary Telecommunications Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

Exhibit Number	Description of Exhibit

4.35	Support Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.36	Telecommunications Facilities Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.37	Information and Communications Technology Agreement between China Netcom System Integration and Netcom Group, dated November 6, 2007. (English translation)(12)

4.38	Equity Interest Transfer Agreement between China Netcom Group System Integration and China Netcom Group Beijing Communications Corporation, relating to the acquisition of Design Institute, dated December 5, 2007. (English translation)(11)

4.39	Framework Agreement for Interconnection Settlement between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.40	Framework Agreement for Engineering and Information Technology Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.41	Framework Agreement for Property Leasing Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.42	Framework Agreement for Ancillary Telecommunications Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.43	Framework Agreement for Support Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.44	Framework Agreement for Telecommunications Facilities Leasing between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.45	Comprehensive Services Agreement between Unicom Group and the A Share Company, dated August 12, 2008. (English translation)(12)

4.46	Transfer Agreement among the A Share Company, CUCL and CNC China, in connection with the Comprehensive Services Agreement, dated August 12, 2008. (English translation)(12)

4.47	Merger Agreement between CUCL and CNC China, relating to the merger between CUCL and CNC China, dated October 15, 2008. (English translation)(12)

4.48	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009. (12)

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009.(12)

4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009.(12)

4.51	Subscription Agreement between China Unicom (Hong Kong) Limited and Telefónica, dated September 6, 2009. (13)

4.52	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009.(13)

4.53	Irrevocable Offer by SK Telecom, dated September 25, 2009.(13)

4.54	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009.(13)

4.55	Share Repurchase Agreement, dated November 3, 2009.(13)

4.56	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009.(13)

Exhibit Number	Description of Exhibit

4.57	2011-2012 Network Lease Agreement between Unicom New Horizon and CUCL, dated October 29, 2010. (English translation)(14)

4.58	2010 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 29, 2010. (English translation)(14)

4.59	Agreement to Enhance the Strategic Alliance between China Unicom (Hong Kong) Limited and Telefónica, dated January 23, 2011.(14)

4.60	Transfer Agreement between Unicom A Share Company and CUCL, dated November 21, 2012. (English translation)(15)

4.61	2013 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 24, 2013. (English translation)(16)

4.62	Share Option Scheme, adopted by ordinary resolution of the Company on April 16, 2014. (16)

4.63	The Promoters’ Agreement among China Mobile Communication Company Limited, CUCL and China Telecom Corporation Limited regarding the establishment of China Communications Facilities Services Corporation Limited. (English translation)(17)

4.64	The Transfer Agreement among CUCL, Unicom New Horizon, China Mobile Communication Company Limited and its related subsidiaries, China Telecom Corporation Limited, China Reform Holding Company Limited and the Tower Company. (English translation)(18)

4.65	The Share Subscription Agreement between CUCL and the Tower Company, dated January 29, 2016. (English translation)(18)

4.66	The Capital Contribution Agreement between Unicom Group and CUCL, dated 6 December, 2013. (English translation)(18)

4.67	The amendment agreement to the 2013 comprehensive services agreement between Unicom Group and CUCL, dated August 21, 2015. (English translation)(18)

4.68	The Commercial Pricing Agreement between CUCL and the Tower Company, dated July 8, 2016. (English translation)*

4.69	2017-2019 Comprehensive Services Agreement between Unicom Group and CUCL, dated November 25, 2016. (English translation)*

8.1	List of our significant subsidiaries.*

11.1	Code of Ethics for Senior Officers.(4)

11.2	Employee Code of Ethics. (English translation)(6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).*

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).*

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).*

16.1	Letter from KPMG, dated April 21, 2017, to the Securities and Exchange Commission.*

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11938) filed with the SEC in connection with our initial public offering in June 2000.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-11952) filed with the SEC with respect to American Depositary Shares representing our shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2003.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2004.
(6)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2005.
(7)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2006.
(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2007.
(9)	Incorporated by reference to Schedule 13D/A (File No. 5-51154) filed by China Unicom Group Corporation (BVI) Limited, China Network Communications Group Corporation, China United Network Communications Group Company Limited, China United Telecommunications Corporation Limited, and China Unicom (BVI) Limited, filed on December 24, 2008.
(10)	Incorporated by reference to China Netcom’s Registration Statement on Form F-1 (File No. 333-119786) filed with the SEC in connection with its initial public offering in November 2004.
(11)	Incorporated by reference to China Netcom’s Annual Report on Form 20-F (File No. 1-32332) for the year ended December 31, 2007.
(12)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2008.
(13)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2009.
(14)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2010.
(15)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2012.
(16)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2013.
(17)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2014.
(18)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2015.
*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 21, 2017

CHINA UNICOM (HONG KONG) LIMITED
By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA UNICOM (HONG KONG) LIMITED:

We have audited the accompanying consolidated statement of financial position of China Unicom (Hong Kong) Limited and subsidiaries as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended. We also have audited China Unicom (Hong Kong) Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Unicom (Hong Kong) Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting included in Item 15 on Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Unicom (Hong Kong) Limited and subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, China Unicom (Hong Kong) Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Huazhen LLP

Beijing, China

March 15, 2017

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA UNICOM (HONG KONG) LIMITED:

We have audited the accompanying consolidated statement of financial position of China Unicom (Hong Kong) Limited and subsidiaries as of December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Unicom (Hong Kong) Limited and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the years ended December 31, 2015 and 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

March 16, 2016

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in millions, except per share data)

		Year ended 31 December
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
Revenue	6	284,681	277,049	274,197	39,493

Interconnection charges		(14,599)	(13,093)	(12,739)	(1,835)
Depreciation and amortization		(73,868)	(76,738)	(76,805)	(11,062)
Network, operation and support expenses	7	(37,851)	(42,308)	(51,167)	(7,370)
Employee benefit expenses	8	(34,652)	(35,140)	(36,907)	(5,316)
Costs of telecommunications products sold	9	(43,397)	(44,046)	(36,529)	(5,261)
Other operating expenses	10	(61,411)	(54,960)	(57,357)	(8,261)
Finance costs	11	(4,617)	(6,934)	(5,017)	(723)
Interest income		283	438	1,160	167
Share of net (loss)/profit of associates		—	(759)	204	29
Share of net (loss)/profit of joint ventures		—	(42)	153	22
Other income – net	12	1,362	10,568	1,591	230

Income before income tax		15,931	14,035	784	113
Income tax expenses	13	(3,876)	(3,473)	(154)	(22)

Net income for the year		12,055	10,562	630	91

Attributable to:
Equity shareholders of the Company		12,055	10,562	625	90

Non-controlling interests		—	—	5	1

Earnings per share for income attributable to equity shareholders of the Company during the year:
Basic earnings per share	14	0.51	0.44	0.03	0.004

Diluted earnings per share	14	0.49	0.44	0.03	0.004

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in millions)

	Year ended 31 December
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net income for the year	12,055	10,562	630	91

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(619)	(1,050)	(544)	(78)
Tax effect on changes in fair value of financial assets through other comprehensive income	155	(1,129)	14	2

Changes in fair value of financial assets through other comprehensive income, net of tax	(464)	(2,179)	(530)	(76)

Remeasurement of net defined benefit liability, net of tax	(2)	20	14	2

	(466)	(2,159)	(516)	(74)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	(12)	60	153	22

Other comprehensive income for the year, net of tax	(478)	(2,099)	(363)	(52)

Total comprehensive income for the year	11,577	8,463	267	39

Total comprehensive income attributable to:
Equity shareholders of the Company	11,577	8,463	262	38

Non-controlling interests	—	—	5	1

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in millions)

		As of 31 December
	Note	2015	2016	2016
		RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	15	454,631	451,115	64,974
Lease prepayments	16	9,148	9,436	1,359
Goodwill	17	2,771	2,771	399
Interest in associates	19	31,997	32,248	4,645
Interest in joint ventures		978	1,175	169
Amounts due from related parties	39	18,322	—	—
Deferred income tax assets	13	5,642	5,986	862
Financial assets at fair value through other comprehensive income	20	4,852	4,326	623
Other assets	21	25,335	24,879	3,583

		553,676	531,936	76,614

Current assets
Inventories and consumables	22	3,946	2,431	350
Accounts receivable	23	14,957	13,622	1,962
Prepayments and other current assets	24	10,864	14,023	2,020
Amounts due from related parties	39	2,846	22,724	3,273
Amounts due from domestic carriers		1,994	3,908	563
Financial assets at fair value through profit and loss		106	123	18
Short-term bank deposits and restricted deposits	25	202	1,754	253
Cash and cash equivalents	26	21,755	23,633	3,404

		56,670	82,218	11,843

Total assets		610,346	614,154	88,457

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	27	179,102	179,102	25,796
Reserves	28	(20,734)	(21,017)	(3,027)
Retained profits
- Proposed final dividend	29	4,071	—	—
- Others		68,777	69,322	9,984

		231,216	227,407	32,753

Non-controlling interests		—	275	40

Total equity		231,216	227,682	32,793

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in millions)

		As of 31 December
	Note	2015	2016	2016
		RMB	RMB	US$
LIABILITIES
Non-current liabilities
Long-term bank loans	30	1,748	4,495	647
Promissory notes	31	36,928	17,906	2,579
Corporate bonds	32	2,000	17,970	2,588
Deferred income tax liabilities	13	18	113	16
Deferred revenue		2,005	2,998	432
Other obligations	33	357	335	49

		43,056	43,817	6,311

Current liabilities
Short-term bank loans	34	83,852	76,994	11,089
Commercial papers	35	19,945	35,958	5,179
Current portion of long-term bank loans	30	84	161	23
Current portion of promissory notes	31	2,499	18,976	2,733
Accounts payable and accrued liabilities	36	167,396	143,224	20,631
Taxes payable		3,163	732	105
Amounts due to ultimate holding company	39	1,437	2,463	355
Amounts due to related parties	39	3,930	8,700	1,253
Amounts due to domestic carriers		1,300	1,989	286
Dividend payable		920	920	133
Current portion of corporate bonds	32	—	2,000	288
Current portion of deferred revenue		394	369	53
Current portion of other obligations	33	2,797	3,141	452
Advances from customers		48,357	47,028	6,773

		336,074	342,655	49,353

Total liabilities		379,130	386,472	55,664

Total equity and liabilities		610,346	614,154	88,457

Net current liabilities		(279,404)	(260,437)	(37,510)

Total assets less current liabilities		274,272	271,499	39,104

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	General risk reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total	Non- controlling interests	Total equity
Balance at January 1, 2014	2,328	175,204	79	338	—	(3,763)	26,740	572	(43,416)	60,817	218,899	—	218,899
Total comprehensive income for the year	—	—	—	—	—	(464)	—	—	(14)	12,055	11,577	—	11,577
Appropriation to statutory reserves	—	—	—	—	—	—	1,166	—	—	(1,166)	—	—	—
Equity-settled share option schemes under the predecessor Hong Kong Companies Ordinance:
-Issuance of shares upon exercise of options	—	19	—	(4)	—	—	—	—	(3)	—	12	—	12
Transition to no-par value regime on March 3, 2014 (Note 27)	175,302	(175,223)	(79)	—	—	—	—	—	—	—	—	—	—
Equity-settled share option schemes under the new Hong Kong Companies Ordinance:
-Issuance of shares upon exercise of options	1,471	—	—	(283)	—	—	—	—	(329)	—	859	—	859
-Transfer between reserves upon lapsing of options	—	—	—	(22)	—	—	—	—	—	22	—	—	—
Dividends relating to 2013 (Note 29)	—	—	—	—	—	—	—	—	—	(3,806)	(3,806)	—	(3,806)

Balance at December 31, 2014	179,101	—	—	29	—	(4,227)	27,906	572	(43,762)	67,922	227,541	—	227,541

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in millions)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	General risk reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total	Non- controlling interests	Total equity
Balance at January 1, 2015	179,101	—	—	29	—	(4,227)	27,906	572	(43,762)	67,922	227,541	—	227,541
Total comprehensive income for the year	—	—	—	—	—	(2,179)	—	—	80	10,562	8,463	—	8,463
Appropriation to statutory reserves	—	—	—	—	—	—	874	—	—	(874)	—	—	—
Appropriation to other reserve	—	—	—	—	—	—	—	—	2	(2)	—	—	—
Equity-settled share option schemes under the new Hong Kong Companies Ordinance:
-Issuance of shares upon exercise of options	1	—	—	—	—	—	—	—	—	—	1	—	1
-Transfer between reserves upon lapsing of options	—	—	—	(29)	—	—	—	—	—	29	—	—	—
Redemption of convertible bonds	—	—	—	—	—	—	—	(572)	572	—	—	—	—
Dividends relating to 2014 (Note 29)	—	—	—	—	—	—	—	—	—	(4,789)	(4,789)	—	(4,789)

Balance at December 31, 2015	179,102	—	—	—	—	(6,406)	28,780	—	(43,108)	72,848	231,216	—	231,216

Balance at January 1, 2016	179,102	—	—	—	—	(6,406)	28,780	—	(43,108)	72,848	231,216	—	231,216
Total comprehensive income for the year	—			—	—	(530)	—	—	167	625	262	5	267
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	270	270
Appropriation to statutory reserves	—	—	—	—	—	—	47	—	—	(47)	—	—	—
Appropriation to other reserves	—	—	—	—	33	—	—	—	—	(33)	—	—	—
Dividends relating to 2015 (Note 29)	—	—	—	—	—	—	—	—	—	(4,071)	(4,071)	—	(4,071)

Balance at December 31, 2016	179,102	—	—	—	33	(6,936)	28,827	—	(42,941)	69,322	227,407	275	227,682

Balance at December 31, 2016 (in USD)	25,796	—	—	—	5	(999)	4,152	—	(6,185)	9,984	32,753	40	32,793

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

		Year ended 31 December
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
Cash flows from operating activities
Cash generated from operations	(a)	97,062	91,169	81,168	11,691
Interest received		283	319	335	48
Interest paid		(4,631)	(4,943)	(4,938)	(711)
Income tax paid		(4,620)	(2,244)	(1,972)	(284)

Net cash inflow from operating activities		88,094	84,301	74,593	10,744

Cash flows from investing activities
Purchase of property, plant and equipment		(69,586)	(88,465)	(98,293)	(14,157)
Proceeds from disposal of property, plant and equipment and other assets		797	2,336	6,390	920
Dividends received from financial assets at fair value through other comprehensive income		353	365	357	51
Proceeds from disposal of financial assets at fair value through profit and loss		—	19	68	10
Dividends received from associates		—	10	—	—
(Increase)/Decrease in short-term bank deposits and restricted deposits		(1)	(3)	2	—
Purchase of other assets		(3,807)	(4,542)	(4,092)	(589)
Acquisition of financial assets at fair value through profit and loss		—	(66)	(51)	(7)
Acquisition of financial assets at fair value through other comprehensive income		—	—	(18)	(3)
Acquisition of interest in associates		(3,075)	(8)	(48)	(7)
Acquisition of interest in joint ventures		—	(1,000)	(64)	(9)

Net cash outflow from investing activities		(75,319)	(91,354)	(95,749)	(13,791)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

		Year ended 31 December
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from exercise of share options		871	1	—	—
Capital contributions from non-controlling interests		—	—	270	39
Proceeds from commercial papers		19,885	30,000	59,880	8,625
Proceeds from short-term bank loans		158,259	139,663	142,567	20,534
Proceeds from long-term bank loans		—	1,920	3,307	476
Proceeds from ultimate holding company loan		—	1,344	—	—
Proceeds from related party loan		473	—	—	—
Proceeds from promissory notes		21,430	17,957	—	—
Proceeds from corporate bonds		—	—	17,965	2,587
Repayment of commercial papers		(45,000)	(20,000)	(44,000)	(6,337)
Repayment of short-term bank loans		(161,007)	(149,072)	(149,425)	(21,522)
Repayment of long-term bank loans		(46)	(45)	(84)	(12)
Repayment of related party loan		—	(473)	—	—
Repayment of ultimate holding company loan		—	(1,344)	(1,344)	(194)
Repayment of convertible bond		—	(11,664)	—	—
Repayment of finance lease		(161)	(217)	(406)	(58)
Repayment of promissory notes		—	—	(2,500)	(360)
Payment of issuing expense for promissory notes		—	—	(102)	(15)
Dividends paid to equity shareholders of the Company	29	(3,677)	(4,643)	(4,071)	(586)
Net deposits received by Finance Company		—	—	2,397	345
Statutory reserve deposits placed by Finance Company	25(i)	—	—	(1,577)	(227)

Net cash (outflow)/inflow from financing activities		(8,973)	3,427	22,877	3,295

Net increase/(decrease) in cash and cash equivalents		3,802	(3,626)	1,721	248
Cash and cash equivalents, beginning of year		21,506	25,308	21,755	3,133
Effect of changes in foreign exchange rate		—	73	157	23

Cash and cash equivalents, end of year	26	25,308	21,755	23,633	3,404

Analysis of the balances of cash and cash equivalents:
Cash balances		3	1	1	—
Bank balances		25,305	21,754	23,632	3,404

		25,308	21,755	23,633	3,404

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

(a)	The reconciliation of income before income tax to cash generated from operations is as follows:

	Year ended 31 December
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Income before income tax	15,931	14,035	784	113
Adjustments for:
Depreciation and amortization	73,868	76,738	76,805	11,062
Interest income	(283)	(120)	(1,160)	(167)
Finance costs	4,113	6,641	4,832	696
Loss/(Gain) on disposal of property, plant and equipment and other assets	1,064	(7,280)	355	51
Impairment losses for doubtful debts and write-down of inventories	3,958	4,054	4,173	601
Impairment losses for property, plant and equipment	65	29	—	—
Dividends from financial assets at fair value through other comprehensive income	(353)	(397)	(357)	(51)
Share of net loss/(profit) of associates	—	759	(204)	(29)
Share of net loss/(profit) of joint ventures	—	42	(153)	(22)
Other investment loss/(gain)	28	8	(9)	(1)
Changes in working capital:
Increase in accounts receivable	(2,927)	(3,666)	(2,664)	(384)
Decrease/(Increase) in inventories and consumables	675	(73)	1,354	195
(Increase)/Decrease in short-term bank deposits and restricted deposits	—	(146)	23	3
Increase in other assets	(1,897)	(6,142)	(4,763)	(686)
(Increase)/Decrease in prepayments and other current assets	(211)	(1,630)	4,171	601
(Increase)/Decrease in amounts due from related parties	(1)	2,905	(3,302)	(476)
(Increase)/Decrease in amounts due from domestic carriers	(1,523)	126	(1,914)	(276)
Increase/(Decrease) in accounts payable and accrued liabilities	5,451	(1,781)	(835)	(120)
Increase/(Decrease) in taxes payable	2,068	5,126	(1,176)	(169)
(Decrease)/ Increase in advances from customers	(2,949)	1,465	(1,329)	(191)
Increase/(Decrease) in deferred revenue	238	(81)	395	57
Increase/(Decrease) in other obligations	22	(17)	69	10
(Decrease)/ Increase in amounts due to ultimate holding company	(12)	(185)	73	11
(Decrease)/Increase in amounts due to related parties	(161)	861	5,311	764
(Decrease)/Increase in amounts due to domestic carriers	(102)	(102)	689	99

Cash generated from operations	97,062	91,169	81,168	11,691

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

Disposal of Telecommunications Towers and Related Assets and Leaseback

On July 11, 2014, the Company (through China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company)) entered into an agreement with China Mobile Communication Company Limited and its related subsidiaries (“China Mobile”) and China Telecom Corporation Limited (“China Telecom”) to establish China Tower Corporation Limited (“Tower Company”). Pursuant to the agreement, the Company subscribed for 3.01 billion shares at a par value of RMB1.00 per share in the registered capital of Tower Company in cash, representing 30.1% of the registered capital of Tower Company.

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

At the time the Tower Assets Disposal was completed, CUCL and the Tower Company were in the process of finalizing the terms of lease and service. However, to ensure there were no interruptions in the operations of the Group, the Tower Company had undertaken to allow the Group to use the Tower Assets during a transition period, notwithstanding that the terms of the lease and service have not been finalized, and CUCL paid service charges for the use of the Tower Assets from the Completion Date to the date that formal agreement was finalized. In addition, CUCL also leased other telecommunications towers and related assets from the Tower Company which were previously owned by China Mobile and China Telecom, or constructed by the Tower Company.

On July 8, 2016, CUCL and Tower Company entered into a framework agreement in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement stipulated specific terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements and detailed lease confirmation for specified towers have been signed subsequently. According to these agreements, the Group recognized operating lease and other service charges for the year ended December 31, 2016 totalled RMB14,887 million (2015: approximately RMB2,926 million) (see Note 7 and Note 39.2) in connection with its use of telecommunication towers and related assets, inclusive of charges for the service elements and the service charges during the transition period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Statement of Compliance

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. These consolidated financial statements have been authorized for issue by the company’s board of directors on March 15, 2017.

2.2	Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, except that the following assets are stated at their fair value set out below:

•	Financial assets at fair value through other comprehensive income

•	Financial assets at fair value through profit and loss

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(a)	Going Concern Assumption

As of December 31, 2016, current liabilities of the Group exceeded current assets by approximately RMB260.4 billion (2015: approximately RMB279.4 billion). Given the current global economic conditions and the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB310.9 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB208.3 billion was unutilized as of December 31, 2016; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2016 have been prepared on a going concern basis.

(b)	Critical Accounting Estimates and Judgements

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments

(i)	The IASB has issued a number of amendments to IFRSs that are first effective for the current accounting period of the Group. None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

(ii)	Up to the date of issue of these financial statements, the IASB issued certain amendments and new standards which are not yet effective for the year ended December 31, 2016 and which have not been adopted in these financial statements except for IFRS 9, “Financial instruments” was early adopted by the Group on January 1, 2011. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IAS 12, Income taxes “Recognition of deferred tax assets for unrealized losses”	January 1, 2017
Amendments to IAS 7, Statement of cash flows “Disclosure initiative”	January 1, 2017
IFRS 15 “Revenue from contracts with customers”	January 1, 2018
Amendments to IFRS 2, Share-based payment “Classification and measurement of share-based payment transactions”	January 1, 2018
IFRS 16 “Leases”	January 1, 2019

Amendments to IFRS 10, Consolidated financial statements and IAS 28, Investments in associates and joint ventures “Sale or contribution of assets between an investor and its associate or joint venture”

To be determined

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group has identified some aspects of the new standards which may have impact on the consolidated financial statements.

IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18, Revenue, IAS 11, Construction contracts and IFRIC 13, Customer Loyalty Programs. It also includes guidance on when to capitalize costs of obtaining or fulfilling a contract not otherwise addressed in other standards, and includes expanded disclosure requirements.

IFRS 16, Leases

IFRS 16 provides comprehensive guidance for the identification of lease arrangements and their treatment by lessees and lessors. In particular IFRS 16 introduces a single lessee accounting model, whereby assets and liabilities are recognized for all leases, subject to limited exceptions. It replaces IAS 17 Leases and the related interpretations including IFRIC 4 Determining whether an arrangement contains a lease.

The Group does not plan to early adopt the above new standards or amendments. With respect to IFRS 15 and IFRS 16, given the Group has not completed its assessment of their full impact on the Group’s financial statements, their possible impact on the Group’s results of operations and financial position has not been quantified.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3	Subsidiaries and Non-Controlling Interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

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

Business combination of entity and business under common control of the Group after 2005 was accounted for using merger accounting. Upon the first adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3	Subsidiaries and Non-Controlling Interests (Continued)

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at the non-controlling interests’ proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of income and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2.19 depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2.11) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (see Note 2.4).

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2.12), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale).

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

For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB6.9430 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 30, 2016, as December 31, 2016 was a Saturday. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2016 or at any other date. The US$ convenience translation is not required under IFRS and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured with sufficient regularity and the movement of the remeasurement is recognized in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As of December 31, 2016, the amount of the liability was RMB75 million (2015: RMB91 million).

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

(c)	Sale and leaseback

Under certain circumstances, the Group may enter into sale and leaseback arrangements whereby it sells certain assets and leases back a portion of those assets. The Group reviews the substance of each of these transactions to determine whether the leaseback is a finance lease or an operating lease. Where it is determined that the leaseback is an operating lease and (i) the Group does not maintain or maintains only minor continuing involvement in these assets, other than the required lease payments and (ii) these transactions are established at fair value, the gain or loss on sale is recognized in the statement of income immediately subject to any elimination of such gain or loss in accordance with Note 2.4 above. Any gain or loss on a sale and finance leaseback transaction is deferred and amortized over the term of the lease.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.28	Borrowing Costs

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

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

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

Financial risk management is carried out by the Group’s fund management center at its headquarter, following the overall direction determined by the Executive Directors of the Company. The Group’s fund management center at its headquarter identifies and evaluates financial risks in close co-operation with the Group’s operating units.

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

The Group’s fund management center at its headquarter is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2014, 2015 and 2016, the Group had not entered into any forward exchange contracts or currency swap contracts.

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2015 and 2016.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

	2015			2016
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:
- denominated in HK dollars	278	0.84	233	410	0.89	367
- denominated in US dollars	146	6.49	948	271	6.94	1,879
- denominated in Euro	8	7.10	60	13	7.31	96
- denominated in Japanese Yen	119	0.05	6	218	0.06	13
- denominated in SGD	—	4.59	—	1	4.80	7
- denominated in GBP	0.6	9.62	6	1	8.51	6

Sub-total			1,253			2,368

Accounts receivable:
- denominated in HK dollars	1.2	0.84	1	—	0.89	—
- denominated in US dollars	182	6.49	1,182	195	6.94	1,355
- denominated in Euro	3	7.10	18	1	7.31	6
Sub-total			1,201			1,361

Financial assets at fair value through other comprehensive income:
- denominated in Euro	657	7.10	4,665	566	7.31	4,138

Total			7,119			7,867

Borrowings:
- denominated in US dollars	50	6.49	325	46	6.94	321
- denominated in Euro	15	7.10	108	12	7.31	89

Sub-total			433			410

Accounts payable:
- denominated in US dollars	49	6.49	315	60	6.94	416
- denominated in Euro	2	7.10	12	3	7.31	20

Sub-total			327			436

Obligations under finance lease:
- denominated in US dollars	14	6.49	90	—	6.94	—

Total			850			846

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China.

As of December 31, 2016, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars, Euro, Japanese Yen, SGD and GBP, while all other variables are held constant, the effect on income after tax would be approximately RMB216 million (2014: approximately RMB4,473 million; 2015: approximately RMB120 million) for cash and cash equivalents, borrowings and obligations under finance lease included in other obligations denominated in foreign currencies, and the effect on other comprehensive income would be approximately RMB414 million (2014: approximately RMB428 million; 2015: approximately RMB467 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated statement of financial position as financial assets at fair value through other comprehensive income.

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As of December 31, 2016, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income would be approximately RMB 414 million (2014: approximately RMB428 million; 2015: approximately RMB467 million).

(iii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, corporate bonds and related parties loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2015 and 2016, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2015 and 2016.

As of December 31, 2016, the Group had approximately RMB112,997 million (2015: approximately RMB105,343 million) of floating rate borrowings and short-term fixed rate borrowings and approximately RMB62,257 million (2015: approximately RMB43,599 million) of long-term fixed rate borrowings.

For the year ended December 31, 2016, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had increased/decreased 50 basic points while all other variables are held constant, the effect on income after tax is approximately RMB424 million (2014: approximately RMB388 million; 2015: approximately RMB395 million).

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

.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(c)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including the raising of bank loans and issuance of commercial papers, promissory notes and corporate bonds. Due to the dynamic nature of the underlying business, the Group’s fund management center at its headquarter maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilizing different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time from the end of the period under review to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Carrying amounts
At December 31, 2015
Long-term bank loans	109	114	387	1,964	1,832
Corporate bonds	90	2,039	—	—	2,000
Promissory notes	4,071	20,082	18,443	—	39,427
Other obligations	2,816	285	17	66	3,154
Accounts payable and accrued liabilities	167,396	—	—	—	167,396
Amounts due to related parties	3,930	—	—	—	3,930
Amounts due to ultimate holding company	1,470	—	—	—	1,437
Amounts due to domestic carriers	1,300	—	—	—	1,300
Commercial papers	20,482	—	—	—	19,945
Short-term bank loans	85,095	—	—	—	83,852

	286,759	22,520	18,847	2,030	324,273

At December 31, 2016
Long-term bank loans	207	472	1,299	4,119	4,656
Corporate bonds	2,583	544	18,331	—	19,970
Promissory notes	20,078	18,440	—	—	36,882
Other obligations	3,179	258	44	55	3,476
Accounts payable and accrued liabilities	143,224	—	—	—	143,224
Amounts due to related parties	8,700	—	—	—	8,700
Amounts due to ultimate holding company	2,463	—	—	—	2,463
Amounts due to domestic carriers	1,989	—	—	—	1,989
Commercial papers	36,395	—	—	—	35,958
Short-term bank loans	78,210	—	—	—	76,994

	297,028	19,714	19,674	4,174	334,312

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(a) for details.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.2	Capital risk management

The Group’s objectives when managing capital are:

•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.

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

The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest-bearing debts plus non-controlling interest over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, corporate bonds, obligations under finance lease, and certain amounts due to ultimate holding company and related parties, as shown in the consolidated statement of financial position. The interest-bearing debts do not include net deposits received by Finance Company from Unicom Group and its subsidiaries of RMB2,397 million.

The Group’s debt-to-capitalization ratios are as follows:

	2015	2016
Interest-bearing debts:
- Commercial papers	19,945	35,958
- Short-term bank loans	83,852	76,994
- Long-term bank loans	1,748	4,495
- Promissory notes	36,928	17,906
- Corporate bonds	2,000	17,970
- Obligations under finance lease included in other obligations	268	208
- Amounts due to ultimate holding company	1,344	—
- Current portion of long-term bank loans	84	161
- Current portion of promissory notes	2,499	18,976
- Current portion of corporate bonds	—	2,000
- Current portion of obligations under finance lease	274	586

	148,942	175,254
Non-controlling interests	—	275

Interest-bearing debts plus non-controlling interests	148,942	175,529

Total equity:
- Equity attributable to equity shareholders of the Company	231,216	227,407
- Non-controlling interests	—	275

Sub-total	231,216	227,682

Interest-bearing debts plus total equity	380,158	402,936
Debt-to-capitalization ratio	39.2%	43.6%

The increase in debt-to-capitalization ratio during 2016 resulted primarily from the increase in interest-bearing debts.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits and restricted deposits, financial assets at fair value through other comprehensive income, financial assets at fair value through profit and loss, accounts receivable, receivable for the sales of mobile handsets, amounts due from related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a)	Financial assets and liabilities measured at fair value

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuation: observable inputs which fail to meet level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available

•	Level 3 valuation: fair value measured using significant unobservable inputs

The following table presents the Group’s assets that are measured at fair value at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities
-Listed	4,829	—	—	4,829
-Unlisted	—	—	23	23

	4,829	—	23	4,852

Financial assets at fair value through profit and loss
- Equity securities
-Unlisted	—	—	106	106

Total	4,829	—	129	4,958

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(a)	Financial assets and liabilities measured at fair value (continued)

The following table presents the Group’s assets that are measured at fair value at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities
-Listed	4,285	—	—	4,285
-Unlisted	—	—	41	41

	4,285	—	41	4,326

Financial assets at fair value through profit and loss
- Equity securities
-Unlisted	—	—	123	123

Total	4,285	—	164	4,449

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

During the years ended December 31, 2015 and 2016, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as of the end of the reporting period in which they occur.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(b)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as of December 31, 2015 and 2016. Their carrying amounts, fair values and the level of fair values hierarchy are disclosed below:

	Carrying amount as of December 31, 2015	Fair value as of December 31, 2015	Carrying amount as of December 31, 2016	Fair value as of December 31, 2016	Fair value measurement as of December 31, 2016 categorized into
					Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	1,748	1,752	4,495	4,339	—	4,339	—
Non-current portion of promissory notes	36,928	38,141	17,906	18,031	18,031	—	—
Non-current portion of corporate bonds	2,000	2,111	17,970	17,989	17,989	—	—

The fair value of the non-current portion of long-term bank loans is based on the expected cash flows of principal and interests payment discounted at market rates ranging from 1.28 % to 4.48% (2015: 1.81% to 4.08%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortized cost approximated their fair values as of December 31, 2015 and 2016 due to the nature or short maturity of those instruments.

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

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2014, 2015 and 2016.

4.3	Allowance for doubtful debts

Management estimates an allowance for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, additional allowance may be required.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

4.4	Income tax and deferred taxation

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

For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to deductible tax losses, unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, and allowance for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded net deferred tax assets amounting to approximately RMB5,986 million as of December 31, 2016 (2015: approximately RMB5,642 million) (see Note 13). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact the Group’s results or financial position.

4.5	Determining the type of lease

The Group analyzed the substance of the leases to determine whether the arrangements should be classified as operating leases or finance leases in accordance with the requirements of the prevailing accounting standards. The Group bases its judgement on the lease agreements and related arrangements to assess whether substantially all the risks and rewards incidental to ownership of the leased assets has been transferred.

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

6.	REVENUE

Revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, as well as business activities in relation to rental or sales of bandwidth, wavelength and other network elements etc; value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, electronic data and information transmission and application services, Internet access service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	2014	2015	2016
Mobile service
- Usage and monthly fees	62,152	45,901	37,727
- Value-added services revenue	79,814	83,529	94,133
- Interconnection fees	12,398	11,847	11,415
- Other mobile service revenue	731	1,343	1,743

Total service revenue from mobile service	155,095	142,620	145,018

Fixed-line service
- Usage and monthly fees	14,357	11,130	9,773
- Broadband, data and other Internet-related services revenue	52,579	56,629	60,031
- Interconnection fees	3,979	3,667	3,332
- Value-added services revenue	4,324	5,132	4,523
- Leased line income	8,879	9,404	10,011
- Information communications technology services revenue	3,469	4,334	5,938
- Other fixed-line service revenue	894	965	1,051

Total service revenue from fixed-line service	88,481	91,261	94,659

Other service revenue	1,302	1,397	1,305

Total service revenue	244,878	235,278	240,982
Sales of telecommunications products	39,803	41,771	33,215

	284,681	277,049	274,197

7.	NETWORK, OPERATION AND SUPPORT EXPENSES

	Note	2014	2015	2016
Repairs and maintenance		13,619	13,178	11,150
Power and water charges	(i)	12,642	13,103	13,898
Operating lease charges for network, premises, equipment and facilities		10,274	11,642	9,779
Operating lease and other service charges to Tower Company	39.2	—	2,926	14,887
Others		1,316	1,459	1,453

		37,851	42,308	51,167

(i)	The amounts included power charges incurred in relation to tower assets for the year ended December 31, 2016 of approximately RMB4,624 million (2015: approximately RMB225 million subsequent to the Tower Assets Disposal).

8.	EMPLOYEE BENEFIT EXPENSES

	2014	2015	2016
Salaries and welfare	26,249	26,057	27,178
Contributions to defined contribution pension schemes	4,721	5,057	5,236
Contributions to medical insurance	1,526	1,678	1,889
Contributions to housing fund	2,125	2,307	2,569
Other housing benefits	31	41	35

	34,652	35,140	36,907

9.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2014	2015	2016
Handsets and other customer end products	42,707	43,554	36,116
Telephone cards	562	364	321
Others	128	128	92

	43,397	44,046	36,529

10.	OTHER OPERATING EXPENSES

	2014	2015	2016
Impairment losses for doubtful debts and write-down of inventories	3,958	4,054	4,173
Cost in relation to information communications technology services	3,119	3,920	4,924
Commission expenses	26,357	21,327	23,826
Customer acquisition cost and advertising and promotion expenses	5,228	3,524	3,465
Customer installation cost	4,799	3,792	3,857
Customer retention cost	3,809	3,321	3,498
Auditors’ remuneration	63	64	69
Property management fee	2,282	2,238	2,150
Office and administrative expenses	2,290	2,102	1,972
Transportation expense	1,979	1,790	1,676
Miscellaneous taxes and fees	1,727	1,715	1,375
Technical support expenses	1,432	1,741	2,489
Repairs and maintenance expenses	891	852	852
Loss on disposal of property, plant and equipment	1,064	1,966	355
Others	2,413	2,554	2,676

	61,411	54,960	57,357

11.	FINANCE COSTS

	Note	2014	2015	2016
Finance costs:
- Interest on bank loans repayable within 5 years		3,299	3,301	2,730
- Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		1,583	1,928	2,885
- Interest on convertible bonds repayable within 5 years		211	172	—
- Interest on related parties loans repayable within 5 years		71	60	—
- Interest on bank loans repayable over 5 years		2	8	62
- Less: Amounts capitalized in CIP	15	(825)	(936)	(769)

Total interest expense		4,341	4,533	4,908
- Net exchange (gain)/loss		(6)	2,104	(260)
- Others		282	297	369

		4,617	6,934	5,017

12.	OTHER INCOME – NET

	Note	2014	2015	2016
Dividend income from financial assets at fair value through other comprehensive income		392	397	357
Gain on Tower Assets Disposal	(i)	—	9,246	—
Others		970	925	1,234

		1,362	10,568	1,591

(i)	Disposal of Telecommunications Towers and Related Assets

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

The details of the Tower Assets related to the Group as at the Completion Date and the gain on the Group’s Tower Assets Disposal were as follows:

Property, plant and equipment	37,632
Other current assets	829
Other non-current assets	3,017

The Group’s Tower Assets disposed of	41,478
Consideration	54,658
Relevant expenses and taxes	(320)

Gain on the Group’s Tower Assets Disposal	12,860

Deferred gain from the Group’s Tower Assets Disposal	(3,614)

Disposal gain recognized	9,246

13.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2014: 16.5%; 2015: 16.5%) on the estimated assessable income for the year. Taxation on income outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2014: 25%; 2015: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2014: 15%; 2015: 15%).

	2014	2015	2016
Provision for income tax on the estimated taxable income for the year
- Hong Kong	29	23	13
- Mainland China and other countries	3,201	3,990	1,722
(Over)/Under-provision in respect of prior years	(19)	16	(41)

	3,211	4,029	1,694
Deferred taxation	665	(556)	(1,540)

Income tax expenses	3,876	3,473	154

Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

	Note	2014	2015	2016
Income before taxation		15,931	14,035	784

Expected income tax expense at PRC statutory tax rate of 25%		3,983	3,509	196
Impact of different tax rates outside mainland China		(15)	(31)	(14)
Tax effect of preferential tax rate	(i)	(76)	(75)	(68)
Tax effect of non-deductible expenses		40	168	191
Investment in joint ventures		—	11	(38)
Investment in associates	(ii)	—	217	39
(Over)/Under-provision in respect of prior years		(19)	16	(41)
Tax effect of unused tax losses not recognized, net of utilization	(iii)	—	(291)	(45)
Others		(37)	(51)	(66)

Actual tax expense		3,876	3,473	154

13.	TAXATION (CONTINUED)

(i)	According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15%. Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15%.

(ii)	Adjustment to investment in associates represents the tax effect on share of profit/(loss) of associates, net of reversal of deferred tax assets on unrealized profit from transactions with Tower Company.

(iii)	As of December 31, 2016, the Group did not recognize deferred tax assets in respect of tax losses of approximately RMB2,622 million (2015: approximately RMB2,802 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilized. The tax losses can be carried forward for five years from the year incurred and hence will be expired by 2020. The Group did not recognize deferred tax assets of RMB1,832 million (2015: RMB1,700 million) in respect of changes in fair value on financial assets through other comprehensive income, since it is not probable that the related tax benefit will be realized.

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	2015	2016
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	3,682	8,168
- Deferred tax asset to be recovered within 12 months	2,985	1,198

	6,667	9,366

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(851)	(2,897)
- Deferred tax liabilities to be settled within 12 months	(174)	(483)

	(1,025)	(3,380)

Net deferred tax assets after offsetting	5,642	5,986

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(18)	(113)
- Deferred tax liabilities to be settled within 12 months	—	—

	(18)	(113)

Net deferred tax liabilities after offsetting	(18)	(113)

13.	TAXATION (CONTINUED)

The movement of the net deferred tax assets/liabilities is as follows:

	Note	2014	2015	2016
Net deferred tax assets after offsetting:
- Beginning of year		6,734	6,215	5,642
- Deferred tax (charged)/credited to the statement of income		(674)	557	1,635
- Deferred tax credited /(charged) to other comprehensive income		155	(1,130)	13
- Reclassified from current taxes payable	(i)	—	—	(1,304)

- End of year		6,215	5,642	5,986

Net deferred tax liabilities after offsetting:
- Beginning of year		(26)	(17)	(18)
- Deferred tax credited /(charged) to the statement of income		9	(1)	(95)

- End of year		(17)	(18)	(113)

(i)	On October 14, 2015, Tower Assets Disposal to Tower Company in exchange for cash and shares issued by Tower Company (see Note 1). According to the applicable tax laws issued by the MOF and the State Administration of Taxation (“SAT”) of the PRC, the gain from Tower Assets Disposal in exchange for investment in Tower Company (“Qualified Income”) is, upon fulfilling the filing requirement with in-charge tax bureau, eligible to be deferred and treated as taxable income on a straight-line basis over a period not exceeding five years. Before completing the filing, the Group accrued current taxes payable based on the total gain from Tower Asset Disposal. During the year ended December 31, 2016, the Group successfully completed the filing requirement with in-charge tax bureau with respect to the Qualified Income and since then has become eligible for deferring part of tax liability with respect to the Qualified Income, which will be reversed in the four years from 2016 to 2019. Accordingly, a balance of RMB1,304 million was reclassified from current taxes payable to net deferred tax assets, and RMB186 million was subsequently reversed during the year ended December 31, 2016.

13.	TAXATION (CONTINUED)

The components of the deferred tax assets/(liabilities) recognized in the consolidated statement of financial position and the movements during the year are as follows:

	Allowance for doubtful debts	Payroll and contributions to defined contribution pension schemes accrued but not paid	Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (i))	Deductible tax losses	Accruals of expenses not yet deductible for tax purpose	Changes in fair value on financial assets through other comprehensive income	Unrealized income from the transactions with Tower Company	Accelerated depreciation of property, plant and equipment (Note (ii))	Gain from Tower Assets Disposal	Others	Total
Deferred tax arising from:
At January 1, 2014	1,167	432	1,619	—	1,087	1,255	—	—	—	1,148	6,708
Credited/(charged) to the statement of income	128	448	(63)	—	(254)	—	—	(696)	—	(228)	(665)
Credited to other comprehensive income	—	—	—	—	—	155	—	—	—	—	155

At December 31, 2014	1,295	880	1,556	—	833	1,410	—	(696)	—	920	6,198
Credited/(charged) to the statement of income	136	(678)	(52)	—	388	—	877	(296)	—	181	556
(Charged)/credited to other comprehensive income	—	—	—	—	—	(1,439)	—	—	—	309	(1,130)

At December 31, 2015	1,431	202	1,504	—	1,221	(29)	877	(992)	—	1,410	5,624
Credited/(charged) to the statement of income	122	(174)	(53)	2,433	472	—	(90)	(1,251)	186	(105)	1,540
Credited to other comprehensive income	—	—	—	—	—	13	—	—	—	—	13
Reclassification of current tax payable	—	—	—	—	—	—	—	—	(1,304)	—	(1,304)

At December 31, 2016	1,553	28	1,451	2,433	1,693	(16)	787	(2,243)	(1,118)	1,305	5,873

13.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	2015	2016
Net deferred tax assets after offsetting:
Deferred tax assets:
Allowance for doubtful debts		1,431	1,553
Impairment loss on property, plant and equipment		17	17
Write-down of inventories		41	23
Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations	(i)	1,504	1,451
Accruals of expenses not yet deductible for tax purpose		1,221	1,693
Deferred revenue on subscriber points reward program		146	156
Unrealized income for the inter-company transactions		260	189
Payroll and contributions to defined contribution pension schemes accrued but not paid		202	28
Unrealized income from the transactions with Tower Company		877	787
Government grants related to assets		138	271
Intangible assets amortization difference		321	345
Deductible tax losses		—	2,433
Others		509	420

		6,667	9,366

Deferred tax liabilities:
Gain from Tower Assets Disposal		—	(1,118)
Changes in fair value on financial assets through other comprehensive income		(29)	(16)
Accelerated depreciation of property, plant and equipment	(ii)	(992)	(2,243)
Others		(4)	(3)

		(1,025)	(3,380)

		5,642	5,986

Net deferred tax liabilities after offsetting:
Deferred tax liabilities:
Accelerated depreciation for tax purpose		(18)	(113)

		(18)	(113)

13.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority: (Continued)

(i)	The prepayments for the leasehold land were revalued for PRC tax purposes as of December 31, 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land were not recognized under IFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs.

(ii)	According to “Announcement on Enterprise Income Tax Policy for Those Enterprise Involved in the Accelerated Depreciation of Property, Plant and Equipment” (Caishui [2014] No.75) issued by the MOF and the SAT of the PRC, starting from 2014, the Group’s property, plant and equipment that comply with this tax policy are allowed to be depreciated under the accelerated depreciation method, or fully deducted for tax purpose in the year of purchase. Temporary differences arise from the different useful life under tax basis and accounting basis have been recorded as deferred tax liabilities.

14.	EARNINGS PER SHARE

Basic earnings per share for the years ended December 31, 2014, 2015 and 2016 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended December 31, 2014, 2015 and 2016 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. Dilutive potential ordinary shares for the year ended December 31, 2014 include share options granted under the amended Share Option Scheme and convertible bonds. No dilutive potential ordinary shares for the years ended December 31, 2015 and 2016.

The following table sets forth the computation of basic and diluted earnings per share:

	2014	2015	2016
Numerator (in RMB millions):
Income attributable to equity shareholders of the Company used in computing basic earnings per share	12,055	10,562	625
Imputed finance cost on the liability component of convertible bonds	211	—	—

Income attributable to equity shareholders of the Company used in computing diluted earnings per share	12,266	10,562	625

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,852	23,947	23,947
Dilutive equivalent shares arising from share options	2	—	—
Dilutive equivalent shares arising from convertible bonds	941	—	—

Shares used in computing diluted earnings per share	24,795	23,947	23,947

Basic earnings per share (in RMB)	0.51	0.44	0.03

Diluted earnings per share (in RMB)	0.49	0.44	0.03

15.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the years ended December 31, 2015 and 2016 are as follows:

	2015
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	68,768	882,834	19,108	4,429	58,739	1,033,878
Additions	253	1,494	503	344	131,005	133,599
Transfer from CIP	2,859	78,812	912	586	(83,169)	—
Transfer to other assets	—	—	—	—	(6,000)	(6,000)
Disposals	(77)	(54,410)	(853)	(433)	(76)	(55,849)
Disposal of the Group’s Tower Assets to Tower Company	(8,834)	(69,735)	(206)	(1,048)	(2,898)	(82,721)

End of year	62,969	838,995	19,464	3,878	97,601	1,022,907

Accumulated depreciation and impairment:
Beginning of year	(27,339)	(552,294)	(13,411)	(2,339)	(174)	(595,557)
Charge for the year	(3,152)	(63,734)	(1,577)	(901)	—	(69,364)
Impairment loss	—	(22)	—	—	(7)	(29)
Disposals	56	50,231	798	424	76	51,585
Disposal of the Group’s Tower Assets to Tower Company	3,823	40,575	131	560	—	45,089

End of year	(26,612)	(525,244)	(14,059)	(2,256)	(105)	(568,276)

Net book value:
End of year	36,357	313,751	5,405	1,622	97,496	454,631

Beginning of year	41,429	330,540	5,697	2,090	58,565	438,321

15.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2016
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	62,969	838,995	19,464	3,878	97,601	1,022,907
Additions	57	748	427	186	70,418	71,836
Transfer from CIP	4,211	79,808	748	301	(85,068)	—
Transfer to other assets	—	—	—	—	(4,046)	(4,046)
Disposals	(97)	(43,099)	(632)	(330)	—	(44,158)

End of year	67,140	876,452	20,007	4,035	78,905	1,046,539

Accumulated depreciation and impairment:
Beginning of year	(26,612)	(525,244)	(14,059)	(2,256)	(105)	(568,276)
Charge for the year	(2,621)	(62,932)	(1,516)	(681)	—	(67,750)
Disposals	59	39,704	589	250	—	40,602

End of year	(29,174)	(548,472)	(14,986)	(2,687)	(105)	(595,424)

Net book value:
End of year	37,966	327,980	5,021	1,348	78,800	451,115

Beginning of year	36,357	313,751	5,405	1,622	97,496	454,631

As of December 31, 2016, the net book value of assets held under finance leases was approximately RMB582 million (2015: approximately RMB532 million).

For the year ended December 31, 2016, interest expense of approximately RMB769 million (2014: approximately RMB825 million; 2015: approximately RMB936 million) was capitalized to CIP. The capitalized borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.33% to 3.79% for the year ended December 31, 2016 (2014: 3.72% to 4.30%; 2015: 3.40% to 4.33%).

For the year ended December 31, 2016, the Group recognized a net loss on disposal of property, plant and equipment of approximately RMB355 million (2014: a net loss of approximately RMB1,064 million; 2015: a net gain of approximately RMB7,280 million, including the gain on the Group’s Tower Assets Disposal of approximately RMB9,246 million).

16.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights. The movement of lease prepayments for the years ended December 31, 2015 and 2016 are as follow:

	2015	2016
Beginning of the year	9,211	9,148
Addition	296	603
Amortization	(359)	(315)

End of the year	9,148	9,436

17.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including service revenue annual growth rate of 1% (2015:1.5%) and the applicable discount rate of 10% (2015:10%). Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2015 and 2016, any adverse change in the assumptions used in the calculation of recoverable amount would result in impairment losses.

18.	INVESTMENTS IN SUBSIDIARIES

As of December 31, 2016, the details of the Company’s subsidiaries are as follows:

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect
CUCL	The PRC, April 21, 2000, limited liability company	100%	—	RMB 138,091,677,828	Telecommunications operation in the PRC

China Unicom Global Limited	Hong Kong, May 29,2015, limited company	100%	—	10,000 shares	Investment holding

China Unicom (Europe) Operations Limited	The United Kingdom, November 8, 2006, limited company	100%	—	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom

China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	—	100%	1,000 shares, JPY366,000 each	Telecommunications operation in Japan

China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	100%	—	30,000,000 shares, RMB1 each	Telecommunications operation in Singapore

Billion Express Investments Limited	British Virgin Islands, August 15, 2007, limited company	100%	—	2 shares, USD1 each	Dormant

China Unicom (South Africa) Operations (Pty) Limited	South Africa, November 19, 2012, limited liability company	100%	—	Not applicable	Dormant

China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar (“Myanmar”), June 7, 2013, limited liability company	99%	1%	650,000 shares USD1 each	Communications technology training in Myanmar

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect
China Unicom (Australia) Operations Pty Limited	Australia, May 27, 2014, limited liability company	100%	—	4,350,000 shares, AUD 1 each	Telecommunications operation in Australia

China Unicom (Hong Kong) Operations Limited	Hong Kong, May 24, 2000, limited company	—	100%	60,100,000 shares	Telecommunications service in Hong Kong

China Unicom (Americas) Operations Limited	USA, May 24, 2002, limited company	—	100%	5,000 shares, USD100 each	Telecommunications service in the USA

China Unicom (Russia) Operations Limited Liability Company	Russia, December 28, 2016, limited liability company	—	100%	—	Telecommunications service in Russia

China Unicom (Brazil) Telecommunications Limited	Brazil, June 23, 2016, limited liability company	—	100%	—	Telecommunications service in Brazil

Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	—	100%	RMB 500,000,000	Sales of handsets, telecommunication equipment and provision of technical services in the PRC

China Unicom System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	—	100%	RMB 550,000,000	Provision of information communications technology services in the PRC

China Unicom Broadband Online Limited Corporation	The PRC, March 29, 2006, limited liability company	—	100%	RMB 100,000,000	Provision of internet information services and value-added telecommunications services in the PRC

Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, April 25, 1996, limited liability company	—	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

China Information Technology Designing & Consulting Institute Company Limited	The PRC, November 11, 1991, limited liability company	—	100%	RMB 430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect
Unicom Xingye Communications Technology Company Limited	The PRC, October 30, 2000, limited liability company	—	100%	RMB 30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunications cards in the PRC

China Unicom Information Navigation Company Limited	The PRC, September 17, 1998, limited liability company	—	100%	RMB 6,825,087,800	Provision of customer services in the PRC

Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	—	100%	RMB 30,000,000	Provision of project consultation and management service in the PRC

Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	—	100%	RMB 2,200,000	Provision of property management services in the PRC

Unicompay Company Limited	The PRC, April 11, 2011, limited liability company	—	100%	RMB 250,000,000	Provision of e-payment services in the PRC

China United Network Communications Beijing NewSpace Infinite Media Advertising Limited Corporation	The PRC, July 21, 2006, limited liability company	—	100%	RMB 100,000	Provision of advertising design, production, agency and publication in the PRC

Designing Techniques of Posts and Telecommunications Magazine Office Company Limited	The PRC, December 15, 2011, limited liability company	—	100%	RMB 300,000	Provision of magazine publishing services in the PRC

Unicom New Horizon Telecommunications Company Limited	The PRC, February 14, 2001, limited liability company	—	100%	RMB 40,233,739,557	Provision of lease service of telecommunications networks in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect
Unicom Cloud Data Company Limited	The PRC, June 4, 2013, limited liability company	—	100%	RMB 2,854,851,100	Provision of technology development, transfer and consulting service in the PRC

Unicom Innovation Investment Company Limited	The PRC, April 29, 2014, limited liability company	—	100%	RMB 240,000,000	Venture capital investment business in the PRC

Wostore Technology Company Limited	The PRC, October 24, 2014, limited liability company	—	100%	RMB 200,000,000	Communications technology development and promotion in the PRC

China Unicom Smart Connection Technology Company Limited	The PRC, August 7, 2015, limited liability company	—	100%	RMB 100,000,000	Auto informatization in the PRC

China Unicom Finance Company Limited (“Finance Company”)	The PRC, June 17, 2016, limited liability company	—	91%	RMB 3,000,000,000	Provision of financial services in the PRC

China Unicom Innovation Investment Company (Shenzhen) Limited	The PRC, January 28, 2016, limited liability company	—	100%	—	Venture capital investment business in the PRC

China Unicom Innovation Investment Company (Guizhou) Limited	The PRC, October 8, 2016, limited liability company	—	60%	RMB 1,000,000	Venture capital investment business in the PRC

China Unicom Innovation Investment(Shenzhen) Investment Centre	The PRC, February 1, 2016, limited partnership	—	100%	RMB 28,500,000	Venture capital investment business in the PRC

19.	INTEREST IN ASSOCIATES

	2015	2016
Share of net assets	31,997	32,248

The following list contains the particulars of material associate, which is unlisted corporate entity whose quoted market price is not available:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Tower Company	Incorporated	The PRC	28.1%	RMB 129,344,615,024	Construction, maintenance and operation of communications towers in the PRC (Note 39.2)

The above associate is accounted for using the equity method in the consolidated financial statements.

19.	INTEREST IN ASSOCIATES (CONTINUED)

Summarized financial information of the material associate, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	Tower Company
	2015	2016
Current assets	38,586	39,565
Non-current assets	231,793	272,103
Current liabilities	(47,717)	(171,568)
Non-current liabilities	(96,535)	(14,548)
Equity	(126,127)	(125,552)

Revenue	10,325	54,474
Loss for the year	(2,944)	(575)
Total comprehensive income for the year	(2,944)	(575)

Reconciled to the Group’s interests in the associate:
Net assets of the associate	126,127	125,552
Group’s effective interest	28.1%	28.1%

	35,442	35,280
Adjustment for the remaining balance of the deferred gain from the Group’s Tower Assets Disposal	(3,506)	(3,145)

Carrying amount in the consolidated financial statements	31,936	32,135

20.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2015	2016
Listed in the PRC	164	147
Listed outside the PRC	4,665	4,138
Unlisted	23	41

	4,852	4,326

For the year ended December 31, 2016, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB544 million (2014: decrease of approximately RMB619 million; 2015: decrease of approximately RMB1,050 million). The decrease, net of tax impact, of approximately RMB530 million (2014: decrease, net of tax impact, of approximately RMB464 million; 2015: decrease, together with tax impact, of approximately RMB2,179 million) has been recorded in the consolidated statement of comprehensive income.

21.	OTHER ASSETS

	Note	2015	2016
Intangible assets	(i)	11,823	11,120
Prepaid rental for premises, leased lines and electricity cables		3,390	2,854
Installation costs		478	388
Direct incremental costs for activating broadband subscribers	(ii)	7,340	7,690
Receivables for sales of mobile handsets, net of allowance	(iii)	1,273	1,432
VAT recoverable	(iv)	—	307
Others		1,031	1,088

		25,335	24,879

(i)	Intangible assets

	Computer software	Others	Total
Cost:
At January 1, 2015	19,013	1,792	20,805
Additions	103	7	110
Transfer from CIP	4,703	126	4,829
Disposals	(370)	(42)	(412)

At December 31, 2015	23,449	1,883	25,332
Additions	159	18	177
Transfer from CIP	2,761	242	3,003
Disposals	(1,148)	(67)	(1,215)

At December 31, 2016	25,221	2,076	27,297

Accumulated amortization and impairment:
At January 1, 2015	(9,913)	(593)	(10,506)
Amortization charge for the year	(3,193)	(199)	(3,392)
Disposals	370	19	389

At December 31, 2015	(12,736)	(773)	(13,509)
Amortization charge for the year	(3,618)	(228)	(3,846)
Disposals	1,129	49	1,178

At December 31, 2016	(15,225)	(952)	(16,177)

Net book value:
At December 31, 2016	9,996	1,124	11,120

At December 31, 2015	10,713	1,110	11,823

(ii)	Direct incremental costs for activating broadband subscribers mainly include the costs of installing broadband terminals at customer’s homes for the provision of broadband service. Such costs are amortized over the service period.

(iii)	The amount includes the receivables from the sales of mobile handsets that are gradually recovered over one year during the contract period. Receivables to be gradually recovered within one year is included in prepayments and other current assets (see Note 24(i)).

(iv)	VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in prepayments and other current assets (see Note 24(ii)).

22.	INVENTORIES AND CONSUMABLES

	2015	2016
Handsets and other customer end products	3,453	2,048
Telephone cards	185	91
Consumables	188	174
Others	120	118

	3,946	2,431

23.	ACCOUNTS RECEIVABLE

	2015	2016
Accounts receivable	19,867	19,088
Less: Allowance for doubtful debts	(4,910)	(5,466)

	14,957	13,622

The aging analysis of accounts receivable, based on the billing date and net of allowance of doubtful debts, is as follows:

	2015	2016
Within one month	9,155	6,557
More than one month to three months	2,291	3,181
More than three months to one year	2,501	2,869
More than one year	1,010	1,015

	14,957	13,622

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

23.	ACCOUNTS RECEIVABLE (CONTINUED)

As of December 31, 2016, accounts receivable of approximately RMB5,466 million (2015: approximately RMB4,910 million) were impaired. The Group makes such allowance based on its past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. The Group makes a full allowance for receivables aged over 3 months after the credit period for individual subscribers unless they meet certain specified credit assessment criteria. The individually impaired receivables mainly relate to subscriber service fees.

The movement in the allowance for doubtful debts during the year, including both specific and collective loss components, is as follows:

	2014	2015	2016
Balance, beginning of year	4,291	4,464	4,910
Allowance for the year	3,098	3,365	3,999
Written-off during the year	(2,925)	(2,919)	(3,443)

Balance, end of year	4,464	4,910	5,466

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

As of December 31, 2016, accounts receivable of approximately RMB9,626 million (2015: approximately RMB12,014 million) were neither past due nor impaired. Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Accounts receivable of approximately RMB1,890 million (2015: approximately RMB1,619 million) were past due but not impaired. Such overdue amounts can be recovered based on past experience. The aging analysis of these receivables is as follows:

	2015	2016
More than one month to three months	1,291	1,369
More than three months to one year	135	213
More than one year	193	308

	1,619	1,890

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

24.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of allowance for doubtful debts, are as follows:

	Note	2015	2016
Receivable for the sales of mobile handsets, net of allowance	(i)	2,328	3,266
Prepaid rental		2,098	2,334
Deposits and prepayments		1,824	1,876
Advances to employees		50	15
VAT recoverable	(ii)	3,125	4,952
Prepaid enterprise income tax		33	208
Others		1,406	1,372

		10,864	14,023

(i)	The Group offers preferential packages to the customers which include the bundle sales of mobile handsets and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. For those contractual preferential packages which the prepaid amounts from customers less than the fair value of the mobile handsets, the revenue relating to the sale of the handsets is recognized when the titles are passed to the customers and are calculated under the aforementioned relative fair value method, which results in the corresponding receivable for the sales of mobile handsets. The receivable for the sales of mobile handsets is gradually recovered during the contract period when the customers pay the monthly package fee. Receivables to be gradually recovered beyond one year amounted to RMB1,432 million (2015: RMB1,273 million), and are included in long-term other assets (see Note 21(iii)).
(ii)	VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

Prepayments and other current assets are expected to be recovered or recognized as expenses within one year.

As of December 31, 2016, there was no significant impairment for the prepayments and other current assets.

25.	SHORT-TERM BANK DEPOSITS AND RESTRICTED DEPOSITS

	Note	2015	2016
Bank deposits with maturity exceeding three months		32	33
Statutory reserve deposits	(i)	—	1,577
Restricted deposits		170	144

		202	1,754

(i)	In order to carry on its business, Finance Company placed statutory reserve deposits with the People’s Bank of China according to “Notice of the People’s Bank of China on Implementing the Average Method to Assess Deposit Reserves” (Yinfa [2015] No.289). These statutory reserve deposits are not available for use by the Group in daily operations.

26.	CASH AND CASH EQUIVALENTS

	2015	2016
Cash at bank and in hand	21,460	23,373
Bank deposits with original maturities of three months or less	295	260

	21,755	23,633

27.	SHARE CAPITAL

	Number of shares millions	Share capital	Share premium	Capital redemption reserve	Total
Issued and fully paid:
At January 1, 2014	23,782	2,328	175,204	79	177,611
Issuance of shares upon exercise of options under the predecessor Hong Kong Companies Ordinance (Note 38)	2	—	19	—	19
Transition to no-par value regime on March 3, 2014	—	175,302	(175,223)	(79)	—
Issuance of shares upon exercise of options under the new Hong Kong Companies Ordinance (Note 38)	163	1,471	—	—	1,471

At December 31, 2014	23,947	179,101	—	—	179,101
Issuance of shares upon exercise of options	—	1	—	—	1

At December 31, 2015 and 2016	23,947	179,102	—	—	179,102

Note:	The transition to the no-par value regime under the new Hong Kong Companies Ordinance occurred automatically on March 3, 2014. On that date, the share premium account and any capital redemption reserve were subsumed into share capital in accordance with section 37 of Schedule 11 to the new Hong Kong Companies Ordinance. These changes did not impact on the number of shares in issue or the relative entitlement of any of the members. Since that date, all changes in share capital have been in accordance with the requirements of Parts 4 and 5 of the new Hong Kong Companies Ordinance.

28.	RESERVES

(a)	Nature and purpose

(i)	Statutory reserves

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

Accordingly, CUCL appropriated approximately RMB47 million (2015: approximately RMB874 million) to the general reserve fund for the year ended December 31, 2016.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs, the appropriations to the staff bonus and welfare fund are charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2014, 2015 and 2016, no appropriation to staff bonus and welfare fund has been made by CUCL.

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

28.	RESERVES (CONTIUNED)

(a)	Nature and purpose (Continued)

(ii)	Employee share-based compensation reserve

Employee share-based compensation reserve represents the fair value of share options granted to employees of the Group that are recognized in accordance with the accounting policy in Note 2.21 (e).

(iii)	General risk reserve

CUCL and Unicom Group established the Finance Company to provide certain financial services. Pursuant to “Requirements on Impairment Allowance for Financial Institutions” (Caijin [2012] No. 20) issued by the MOF which effective on July 1, 2012 (the “Document”), the Finance Company establishes a general risk reserve within the shareholders’ equity, through appropriation of retained profits, to address unidentified potential losses relating to risk assets. The general risk reserve balance should not be less than 1.5% of the ending balance of risk assets, as defined in the Document.

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

29.	DIVIDENDS

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

At the annual general meeting held on May12, 2016, the shareholders of the Company approved the payment of a final dividend of RMB0.17 per ordinary share for the year ended December 31, 2015, totaling approximately RMB4,071 million which has been reflected as a reduction of retained profits for the year ended December 31, 2015. Among the dividend payable of approximately RMB920 million was due to Unicom BVI as of December 31, 2016.

The Board has resolved not to pay a final dividend for the year ended December 31, 2016

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On November 11, 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from January 1, 2008. Therefore, as of December 31, 2015 and 2016, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders (including HKSCC Nominees Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

30.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2015	2016
RMB denominated bank loans	Fixed interest rates ranging from 1.08% to 1.20% (2015: 1.08%) per annum with maturity through 2036 (2015: maturity through 2030)	1,399	4,246

USD denominated bank loans	Fixed interest rates ranging from Nil to 1.55% (2015: Nil to 1.55%) per annum with maturity through 2039 (2015: maturity through 2039)	325	321

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2015: 1.10% to 2.50%) per annum with maturity through 2034 (2015: maturity through 2034)	108	89

Sub-total		1,832	4,656
Less: Current portion		(84)	(161)

		1,748	4,495

As of December 31, 2016, long-term bank loans of approximately RMB70 million (December 31, 2015: approximately RMB88 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2015	2016
Balances due:
- not later than one year	84	161
- later than one year and not later than two years	88	385
- later than two years and not later than five years	302	1,047
- later than five years	1,358	3,063

	1,832	4,656
Less: Portion classified as current liabilities	(84)	(161)

	1,748	4,495

31.	PROMISSORY NOTES

On April 3, 2014, the Company established a Medium Term Note Programme (the “MTN Programme”), under which the Company could offer and issue notes of aggregate principal amount of up to RMB10 billion. Notes under the MTN Programme (the “Notes”) will be denominated in RMB and are to be issued to professional investors outside the United States. On April 16, 2014, the Company completed the issue of Notes in an aggregate nominal amount of RMB4 billion pursuant to the MTN Programme, with a maturity of 3 years and at an interest rate of 4.00% per annum. On July 24, 2014, the Company completed the issue of Notes in an aggregate nominal amount of RMB2.5 billion with a maturity period of 2 years and at an interest rate of 3.80% per annum, and was fully repaid in July 2016.

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

32.	CORPORATE BONDS

On June 8, 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.50% per annum. The corporate bonds were secured by a corporate guarantee granted by Bank of China Limited.

On June 7, 2016, the Group issued RMB7 billion 3-year corporate bonds and RMB1 billion 5-year corporate bond, bearing interest at 3.07% and 3.43% per annum respectively.

On July 14, 2016, the Group issued RMB10 billion 3-year corporate bonds, bearing interest at 2.95% per annum.

33.	OTHER OBLIGATIONS

	Note	2015	2016
One-off cash housing subsidies	(a)	2,496	2,496
Obligations under finance lease	(b)	542	794
Others		116	186

Sub-total		3,154	3,476
Less: Current portion		(2,797)	(3,141)

		357	335

(a)	One-off cash housing subsidies

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

In January 2009, through the absorption of China Netcom (Group) Company Limited (“CNC China”) by CUCL and the absorption of China Network Communications Group Corporation (“Netcom Group”) by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As of December 31, 2016, the Group’s unpaid one-off cash housing subsides amounted to approximately RMB2,496 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required. If the actual payments are lower than the amount provided, the difference will be paid to Unicom Group.

33.	OTHER OBLIGATIONS (CONTINUED)

(b)	Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analyzed as follows:

	2015	2016
Total minimum lease payments under finance lease:
- not later than one year	292	624
- later than one year and not later than two years	280	230

	572	854
Less: Future finance charges	(30)	(60)

Present value of minimum obligations	542	794

Representing obligations under finance lease:
- current liabilities	274	586

- non-current liabilities	268	208

34.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2015	2016
RMB denominated bank loans	Fixed interest rates ranging from 2.35% to 4.35% (2015:2.35% to 3.92%) per annum with maturity through 2017 (2015: maturity through 2016)	83,852	76,994

Total		83,852	76,994

35.	COMMERCIAL PAPERS

On November 20, 2015, CUCL issued tranche two of 2015 super short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 3.15% per annum. The super short term commercial papers were fully repaid in August 2016.

On November 27, 2015, CUCL issued tranche one of 2015 short term commercial papers in an amount of RMB10 billion, with a maturity period of 366 days from the date of issue and which carries interest at 3.15% per annum. The short term commercial papers were fully repaid in November 2016.

On April 8, 2016, CUCL issued tranche one of 2016 super short term commercial papers in an amount of RMB12 billion, with a maturity period of 90 days from the date of issue and which carries interest at 2.47% per annum. The super short term commercial papers were fully repaid in July 2016.

On April 26, 2016, CUCL issued tranche two of 2016 super short term commercial papers in an amount of RMB12 billion, with a maturity period of 90 days from the date of issue and which carries interest at 2.70% per annum. The super short term commercial papers were fully repaid in July 2016.

On June 3, 2016, CUCL issued tranche three of 2016 super short term commercial papers in an amount of RMB6 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.72% per annum.

On July 12, 2016, CUCL issued tranche four of 2016 super short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.55% per annum.

On November 17, 2016, CUCL issued tranche five of 2016 super short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 3.00% per annum.

On November 24, 2016, CUCL issued tranche six of 2016 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 180 days from the date of issue and which carries interest at 3.00% per annum.

On November 24, 2016, CUCL issued tranche seven of 2016 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 180 days from the date of issue and which carries interest at 3.00% per annum.

36.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2015	2016
Payables to contractors and equipment suppliers	131,202	105,742
Payables to telecommunications products suppliers	5,045	5,005
Customer/contractor deposits	4,564	4,869
Repair and maintenance expense payables	5,003	4,795
Salary and welfare payables	3,283	2,798
Interest payable	926	1,303
Amounts due to services providers/content providers	1,175	1,412
Accrued expenses	12,006	12,583
Others	4,192	4,717

	167,396	143,224

The aging analysis of payables and accrued liabilities is based on the invoice date as follows:

	2015	2016
Less than six months	146,336	120,191
Six months to one year	9,772	11,689
More than one year	11,288	11,344

	167,396	143,224

37.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

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

As of December 31, 2016, the related financial assets at fair value through other comprehensive income amounted to approximately RMB4,138 million (2015: approximately RMB4,665 million). For the year ended December 31, 2016, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB531 million (2014: decrease of approximately RMB694 million, net of tax impact, decrease of approximately RMB520 million; 2015: decrease of approximately RMB1,041 million, together with tax impact, decrease of approximately RMB2,172 million), has been recorded in the consolidated statement of comprehensive income.

38.	EQUITY-SETTLED SHARE OPTION SCHEMES

38.1	2014 share option scheme

On April 16, 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on April 22, 2014 and will expire on April 22 2024. Under the 2014 Share Option Scheme, the share options may be granted to employees including all directors; any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders. As of December 31, 2016, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme. Pursuant to the 2014 Share Option Scheme, the consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

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

38.	EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

38.2	Share option information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014		2015		2016
	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of year	6.61	174,498,077	6.35	3,540,000	—	—
Lapsed	6.00	(5,759,994)	6.35	(3,432,000)	—	—
Exercised	6.64	(165,198,083)	6.35	(108,000)	—	—

Balance, end of year	6.35	3,540,000	—	—	—	—

Exercisable at end of year	6.35	3,540,000	—	—	—	—

Exercise of share options during the year ended December 31, 2015 resulted in 108,000 shares being issued (2014: 165,198,083 shares), with exercise proceeds of approximately RMB1 million (2014: RMB871 million).

No options outstanding as of December 31, 2015 and 2016.

Details of share options exercised during 2014 and 2015 were as follows:

For the year ended December 31, 2014:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
July 20, 2004	5.92	11.94	80,464,640	13,592,000
December 21, 2004	6.20	13.30	793,600	128,000
February 15, 2006	6.35	11.85	433,882,800	68,328,000
October 15, 2008	5.57	12.27	217,608,197	39,067,899
October 15, 2008	8.26	12.41	364,118,840	44,082,184

			1,096,868,077	165,198,083

For the year ended December 31, 2015:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
February15, 2006	6.35	12.88	685,800	108,000

			685,800	108,000

For the years ended 31 December 2014, 2015 and 2016, there were no employee share-based compensation expenses.

39.	RELATED PARTY TRANSACTIONS

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

93

39.	RELATED PARTY TRANSACTIONS (CONTINUED)

39.1	Connected transactions with Unicom Group and its subsidiaries

(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2014	2015	2016
Transactions with Unicom Group and its subsidiaries:

Charges for value-added telecommunications services	(i), (ii)	51	62	42
Rental charges for property leasing	(i), (iii)	955	929	1,050
Charges for lease of telecommunications resources	(i), (iv)	271	283	281
Charges for engineering design and construction services	(i), (v)	3,138	5,018	4,487
Charges for shared services	(i), (vi)	119	107	104
Charges for materials procurement services	(i), (vii)	91	125	88
Charges for ancillary telecommunications services	(i), (viii)	2,111	2,504	2,541
Charges for comprehensive support services	(i), (ix)	840	1,455	1,690
Income from comprehensive support services	(i), (ix)	19	12	51

39.	RELATED PARTY TRANSACTIONS (CONTINUED)

39.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(i)	The agreement governing the recurring related party transactions disclosed in (a) above between the Group and Unicom Group and its subsidiaries expired on December 31, 2016. Accordingly, on November 25, 2016, CUCL entered into the new agreement, “2017-2019 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. 2017-2019 Comprehensive Services Agreement has a term of three years commencing on January 1, 2017 and expiring on December 31, 2019, and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for certain transactions have changed under the new agreement.

(ii)	UNISK (Beijing) Information Technology Corporation Limited (“UNISK”) agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communications network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group’s subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK for settlement, on the condition that such proportion allocated to UNISK does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK by the Group varies depending on the types of value-added service provided to the Group.

(iii)	CUCL and Unicom Group agreed to mutually lease properties and ancillary facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes. For the year ended December 31, 2016, the rental charge paid by Unicom Group was approximately RMB0.48 million, which was negligible.

39.	RELATED PARTY TRANSACTIONS (CONTINUED)

39.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(iv)	Unicom Group agreed to lease to CUCL certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) and certain other telecommunications facilities for its operations. The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and facilities provided that such charges would not be higher than market rates. For maintenance service to the telecommunications facilities aforementioned, unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL and determined with reference to market rates or a cost-plus basis if there are no market rates.

(v)	Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided.

(vi)	Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended December 31, 2016, the services charges paid by Unicom Group to CUCL was negligible.

(vii)	Unicom Group agreed to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement. The charges payable by CUCL to Unicom Group are based on contract values, market rates, government guidance price or cost-plus basis where applicable.

(viii)	Unicom Group agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ service. The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

39.	RELATED PARTY TRANSACTIONS (CONTINUED)

39.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(ix)	Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (iv) above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(x)	Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.

(b)	Amounts due from and to Unicom Group and its subsidiaries

Amount due to Unicom Group as of December 31, 2015 included the unsecured entrusted loan from Unicom Group of RMB1,344 million with interest rate at 4.37% per annum. The loan was fully repaid in July 2016.

Apart from the entrusted loan as aforementioned, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

39.	RELATED PARTY TRANSACTIONS (CONTINUED)

39.2	Related party transactions with Tower Company

(a)	Related party transactions

	Note	2014	2015	2016
Transactions with Tower Company:

The Group’s Tower Assets Disposal	(i)	—	54,658	—
Interest income from Cash Consideration	(i)	—	120	809
Operating lease and other service charges	(ii)	—	2,926	14,887
Income from engineering design and construction services	(iii)	—	50	151

(i)	As stated in Note 1, on October 14, 2015, CUCL and Unicom New Horizon entered into the Transfer Agreement, amongst China Mobile, China Telecom, CRHC and Tower Company, to sell the Tower Assets to Tower Company. The consideration on the Group’s Tower Assets Disposal was approximately RMB54,658 million.

As of December 31, 2016, the first tranche of the Cash Consideration of RMB3,000 million was settled in February 2016. The remaining balance of the Cash Consideration of RMB18,322 million, together with related VAT of RMB2,704 million recoverable from Tower Company, will be settled before December 31, 2017. The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum. For the year ended December 31, 2016, the interest income arisen from outstanding Cash Consideration and related VAT was approximately RMB809 million (2015: approximately RMB120 million).

(ii)	As stated in Note 1, CUCL leased tower assets and related assets from the Tower Company. According to the signed agreements, the Group recognized operating lease and other service charges for the year ended December 31, 2016 totalled RMB14,887 million (2015: approximately RMB2,926 million) in connection with its use of telecommunications towers and related assets, inclusive of charges for the service elements and the service charges during the transition period.

(iii)	The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company.

(b)	Amounts due from and to Tower Company

Amount due from Tower Company as of December 31, 2016 included outstanding Cash Consideration of RMB18,322 million and related VAT recoverable from Tower Company of RMB2,704 million (2015: RMB21,322 million and RMB2,704 million, respectively), both of which carries interest at 3.92% per annum, with the principal to be settled before December 31, 2017.

Amount due to Tower Company balance mainly included operating lease and other service charges payable, and payable balance in relation to power charges paid by Tower Company on behalf of the Group, of RMB4,377 million in total as of December 31, 2016 (2015: RMB3,029 million in total).

Except as mentioned above, amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described in (a) above.

39.	RELATED PARTY TRANSACTIONS (CONTINUED)

39.3	Related party transactions with Unicom Group and its subsidiaries

	Note	2014	2015	2016
Net deposit placed with Finance Company by Unicom Group and its subsidiaries	(i)	—	—	2,397
Interest expense on the deposits	(i)	—	—	11

(i)	Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries, including deposit services, lending and other credit services, and other financial services. For the deposit services, the interest rate for deposits placed by Unicom Group and its subsidiaries will be no more than the maximum interest rate promulgated by the People’s Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

Amount due to Unicom Group and its subsidiaries as of December 31, 2016 included a balance of the net deposits received by Finance Company from Unicom Group and its subsidiaries of RMB2,397 million with an interest rate at 1.50% per annum.

39.4	Operating lease and other commitments to related parties

As of December 31, 2015 and 2016, the Group had commitments to related parties in respect of total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments totalled RMB926 million and RMB49,038 million, respectively.

40.	CONTINGENCIES AND COMMITMENTS

40.1	Capital commitments

As of December 31, 2015 and 2016, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	2015	2016
	Total	Land and buildings	Equipment	Total
Authorized and contracted for	18,129	1,875	11,598	13,473
Authorized but not contracted for	21,851	9,583	25,703	35,286

	39,980	11,458	37,301	48,759

40.2	Operating lease and other commitments

As of December 31, 2015 and 2016, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments as follows:

	2015	2016
	Total	Land and buildings	Equipment	Ancillary facilities*	Total
Arrangements expiring:
- not later than one year	4,838	1,003	12,351	3,837	17,191
- later than one year and not later than five years	7,572	2,574	29,300	9,616	41,490
- later than five years	1,731	69	1,434	—	1,503

	14,141	3,646	43,085	13,453	60,184

*	The amount included payment commitments for non-lease elements.

40.3	Contingent liabilities

As of December 31, 2016, the Group had no material contingent liabilities and no material financial guarantees issued.

41.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current year’s presentation.

42.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY)

Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As of December 31, 2015 and 2016, RMB28,780 million and RMB28,827 million (US$4,152 million) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s PRC subsidiaries, respectively.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of registered capital and statutory reserves that amounted to RMB188,231 million and RMB196,644million (US$28,323 million) as of December 31, 2015 and 2016, respectively.

The following presents condensed unconsolidated financial information of the parent company only.

Condensed Statement of financial position

	As of December 31
	2015	2016	2016
	RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	13	10	1
Investments in subsidiaries	160,308	159,815	23,019
Loan to a subsidiary	34,461	32,602	4,696
Financial assets at fair value through other comprehensive income	4,665	4,138	596

	199,447	196,565	28,312

Current assets
Loan to subsidiaries	113	2,467	355
Amounts due from subsidiaries	3,418	5,729	825
Dividend receivable	19,947	16,158	2,327
Prepayments and other current assets	9	6	1
Cash and cash equivalents	657	1,443	208

	24,144	25,803	3,716

Total assets	223,591	222,368	32,028

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	179,102	179,102	25,796
Reserves	(5,917)	(6,448)	(929)
Retained profits
- Proposed final dividend	4,071	—	—
- Others	5,999	7,869	1,134

Total equity	183,255	180,523	26,001

LIABILITIES
Non-current liabilities
Promissory notes	3,995	—	—

	3,995	—	—

Current liabilities
Short-term bank loans	25,828	29,331	4,225
Accounts payable and accrued liabilities	316	211	29
Loans from subsidiaries	171	970	140
Amounts due to subsidiaries	6,385	6,385	920
Taxes payable	222	29	4
Dividend payable	920	920	133
Current portion of promissory notes	2,499	3,999	576

	36,341	41,845	6,027

Total liabilities	40,336	41,845	6,027

Total equity and liabilities	223,591	222,368	32,028

Net current liabilities	(12,197)	(16,042)	(2,311)

Total assets less current liabilities	187,250	180,523	26,001

F-99

Condensed Statements of Comprehensive Income

	Year ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Revenue	—	—	6	1
Dividend income	12,120	7,226	371	53
General and administrative expenses	(52)	(52)	(63)	(9)
Interest income	937	1,387	1,250	180
Finance costs	(1,272)	(2,980)	(718)	(103)
Other income-net	(6,222)	67	1,060	153

Income before income tax	5,511	5,648	1,906	275
Income tax expenses	(47)	(36)	(36)	(5)

Net income	5,464	5,612	1,870	270
Other comprehensive income:
Change in fair value of financial assets through other comprehensive income-net	(520)	(2,172)	(531)	(76)

Total comprehensive income for the year	4,944	3,440	1,339	194

Condensed Statements of Cash Flows

	Year ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net cash outflow from operating activities	(194)	(56)	(85)	(12)
Net cash inflow from investing activities	423	24,613	537	77
Net cash inflow/(outflow) from financing activities	542	(25,829)	266	38
- Dividend paid to equity shareholders of the Company	(3,584)	(4,643)	(1,005)	(145)

Net increase/(decrease) in cash and cash equivalents	771	(1,272)	718	103
Cash and cash equivalents at beginning of year	966	1,852	657	95
Effect of changes in foreign exchange rate	115	77	68	10

Cash and cash equivalents at end of year	1,852	657	1,443	208

In the Company’s statement of financial position, the investments in subsidiaries are stated at cost less provision for impairment losses.

43.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 15, 2017.

F-100