Form 20-F
period 2017-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2018-04-20
CIK 1113866

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

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

As of December 31, 2017, 30,598,124,345 ordinary shares were issued and outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 (§232.405 of this chapter) of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

Large accelerated filer  ☒             Accelerated filer  ☐             Non-accelerated filer   ☐        Emerging growth company   ☐

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

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

- i -

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

The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	our ability to effectively sustain our growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, or the State Council, the Ministry of Industry and Information Technology, or the MIIT, the State-owned Assets Supervision and Administration Commission, or the SASAC, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies, including testing and monetization of future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications, or 4G, services;

•	competitive forces from more liberalized markets and our ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans;

•	costs and benefits from our investment in and arrangements with the China Tower Corporation Limited, or the Tower Company (formerly known as China Communications Facilities Services Corporation Limited);

- ii -

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

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

- iii -

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data (other than ADS data) for the years ended December 31, 2015, 2016 and 2017 and the consolidated statement of financial position data as of December 31, 2016 and 2017 set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated income statement data (other than ADS data) for the years ended December 31, 2013 and 2014 and the consolidated statement of financial position data as of December 31, 2013, 2014 and 2015 set forth below should be read in conjunction with and are qualified in their entirety by reference to our audited consolidated financial statements that are included in our previous annual reports on Form 20-F. Our consolidated financial statements as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

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

As our business continues to evolve, we have been engaged in further integration of our mobile services, fixed-line services and other services, including offering more bundled service packages across mobile and fixed-line services. As such, in 2017, we began presenting the breakdown of service revenue on an integrated basis as revenue from voice usage and monthly fees, broadband and mobile data services, data and Internet application services, other value-added services, interconnection fees, leased lines and associated services and other services. The relevant presentation for our service revenue in 2013, 2014, 2015 and 2016 has therefore been reclassified to conform with current year’s presentation.

	As of or for the year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Income Statement Data:

Revenue
Total service revenue(2)	237,519	243,242	232,976	238,033	249,015	38,273
Voice usage and monthly fees	86,324	76,486	57,030	47,500	39,154	6,018
Broadband and mobile data services	81,913	95,679	105,634	118,209	137,133	21,077
Data and Internet application services	9,835	10,195	12,936	17,782	20,074	3,085
Other value-added services	29,111	31,314	27,411	24,187	22,793	3,503
Interconnection fees	17,781	16,376	15,514	14,748	14,233	2,188
Leased lines and associated services	10,482	11,078	11,484	11,618	12,519	1,924
Other services	2,073	2,114	2,967	3,989	3,109	478
Sales of telecommunications products(2)	57,519	41,439	44,073	36,164	25,814	3,967

Total revenue	295,038	284,681	277,049	274,197	274,829	42,240

Total costs, expenses and others	(281,324)	(268,750)	(263,014)	(273,413)	(272,236)	(41,842)

Income before income tax	13,714	15,931	14,035	784	2,593	398

Income tax expenses	(3,306)	(3,876)	(3,473)	(154)	(743)	(114)

Net income	10,408	12,055	10,562	630	1,850	284

Earnings per share for income attributable to equity shareholders during the year
-Basic earnings per share(3)	0.44	0.51	0.44	0.03	0.07	0.01
-Diluted earnings per share(3)	0.43	0.49	0.44	0.03	0.07	0.01
-Basic earnings per ADS(4)	4.40	5.05	4.41	0.26	0.74	0.11
-Diluted earnings per ADS(4)	4.31	4.95	4.41	0.26	0.74	0.11
-Number of shares outstanding for basic earnings per share(3)	23,658	23,852	23,947	23,947	24,567	24,567
-Number of shares outstanding for diluted earnings per share(3)	24,656	24,795	23,947	23,947	24,567	24,567
-Number of ADS outstanding for basic earnings per ADS(4)	2,366	2,385	2,395	2,395	2,457	2,457
-Number of ADS outstanding for diluted earnings per ADS(4)	2,466	2,480	2,395	2,395	2,457	2,457

	As of or for the year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Statement of Financial Position Data:

Cash and cash equivalents and short-term bank deposits and restricted deposits	21,560	25,364	21,957	25,387	38,362	5,896
Property, plant and equipment	431,625	438,321	454,631	451,115	416,596	64,030
Interest in associates	—	3,037	31,997	32,248	33,233	5,108
Inventories and consumables	5,536	4,378	3,946	2,431	2,239	344
Accounts receivable	14,842	14,671	14,957	13,622	13,964	2,146
Prepayments and other current assets	9,664	10,029	10,864	14,023	13,801	2,121
Financial assets at fair value through other comprehensive income	6,497	5,902	4,852	4,326	4,286	659
Total assets	529,171	545,072	610,346	614,154	571,983	87,913
Accounts payable and accrued liabilities	102,212	120,371	167,396	143,224	125,260	19,252
Short-term bank loans	94,422	91,503	83,852	76,994	22,500	3,458
Commercial papers	35,000	9,979	19,945	35,958	8,991	1,382
Current portion of long-term bank loans	48	45	84	161	410	63
Current portion of other obligations	2,672	2,698	2,797	3,141	2,987	459
Current portion of corporate bonds	—	—	—	2,000	—	—
Current portion of promissory notes	—	—	2,499	18,976	17,960	2,761
Long-term bank loans	481	420	1,748	4,495	3,473	534
Promissory notes	—	21,460	36,928	17,906	—	—
Corporate bonds	2,000	2,000	2,000	17,970	17,981	2,764
Taxes payable	2,634	1,466	3,163	732	1,121	172
Total liabilities	310,272	317,531	379,130	386,472	267,636	41,136
Equity attributable to equity shareholders of the Company	218,899	227,541	231,216	227,407	304,050	46,731

Share capital(5)	2,328	179,101	179,102	179,102	254,056	39,048

Non-controlling interests	—	—	—	275	297	46

Total equity	218,899	227,541	231,216	227,682	304,347	46,777

	As of or for the year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Other Financial Data:

Net cash inflow from operating activities	78,482	88,094	84,301	74,593	85,054	13,072
Net cash outflow from investing activities	(77,110)	(75,319)	(91,354)	(95,749)	(47,336)	(7,275)
Net cash inflow/(outflow) from financing activities	1,926	(8,973)	3,427	22,877	(28,414)	(4,367)

Net increase/(decrease) in cash and cash equivalents	3,298	3,802	(3,626)	1,721	9,304	1,430

Dividend declared per share	0.16	0.20	0.17	—	0.052	0.008

(1)	The translation of RMB into U.S. dollars has been made at the rate of RMB6.5063 to US$1.00, representing the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. The translations are solely for the convenience of the reader.
(2)	Revenue from sales of products associated with the ICT business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as revenue from sales of telecommunications products to better reflect the commercial nature of the transactions. The related figures for the years ended December 31, 2013, 2014, 2015 and 2016 have been reclassified on the same basis.
(3)	See Note 14 to our consolidated financial statements included elsewhere in this annual report on Form 20-F on how basic and diluted earnings per share are calculated under IFRS.
(4)	Earnings per ADS is calculated by multiplying earnings per share by 10, which is the number of shares represented by each ADS.
(5)	The significant increase in our share capital in 2014 is primarily caused by the conversion of the amounts standing to the credit of the share premium account and the capital redemption reserve into our share capital due to the implementation of the no-par value regime under the Hong Kong Companies Ordinance (Cap. 622), which became effective on March 3, 2014. See Note 28 to our consolidated financial statements included elsewhere in our annual report on Form 20-F for the fiscal year ended December 31, 2015.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, or the daily exchange rate. Unless otherwise indicated, conversions of Renminbi or Hong Kong dollars into U.S. dollars in this annual report are based on the exchange rate on December 29, 2017 (RMB6.5063 to US$1.00 and HK$7.8128 to US$1.00). These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

The daily exchange rates were RMB6.2725 = US$1.00 and HK$7.8499 = US$1.00, respectively, on April 13, 2018. The following table sets forth the high and low daily exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each month during the previous six months:

Exchange Rate

	RMB per US$1.00		HK$ per US$1.00
	High	Low	High	Low
October 2017	6.6533	6.5712	7.8106	7.7996
November 2017	6.6385	6.5967	7.8118	7.7955
December 2017	6.6210	6.5063	7.8228	7.8050
January 2018	6.5263	6.2841	7.8230	7.8161
February 2018	6.3741	6.2649	7.8267	7.8183
March 2018	6.3565	6.2685	7.8486	7.8275
April 2018 (up to April 13, 2018)	6.3045	6.2655	7.8499	7.8482

The following table sets forth the average exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2013, 2014, 2015, 2016 and 2017, calculated by averaging the daily exchange rate on the last day of each month during the relevant years.

Average Exchange Rate

	RMB per US$1.00	HK$ per US$1.00
2013	6.1412	7.7565
2014	6.1704	7.7554
2015	6.2869	7.7519
2016	6.6549	7.7618
2017	6.7350	7.7950

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. Such competition may further intensify due to recent policies of the PRC Government. In the recent years, the PRC Government has been implementing policies regarding the convergence of television broadcast, telecommunications and Internet access networks, and has introduced a series of policies that encourage privately-owned enterprises to enter the telecommunications industry. For example, in May 2016, the MIIT granted to China Radio and Television Network Co. Ltd. the approval to operate fixed-line broadband business, which has since then intensified and may continue to intensify the competition in this sector, and could have a material adverse effect on our business. In addition, in May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit privately-owned enterprises to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. The initial trial period of the pilot program ended on December 31, 2015, but the telecommunications resale business will continue to be governed by the rules of the pilot program before the MIIT issues any further rules. Since December 2013, the MIIT has approved 42 companies to operate such business. See “Business Overview — Mobile Telecommunications Resale Business” under Item 4.

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

Our net income and ARPU of mobile billing subscribers fluctuated in recent years and may decline in the future.

Our net income decreased by 94.0% from RMB10.56 billion in 2015 to RMB0.63 billion in 2016. The significant decrease in 2016 was primarily because (i) we had a one-off net gain in an amount of RMB9.25 billion (before tax) on disposal of telecommunications towers and related assets to the Tower Company in 2015, (ii) our network, operation and support expenses increased by RMB8.86 billion, or 20.9%, from 2015 to 2016, and (iii) our selling and marketing expenses increased by RMB2.68 billion, or 8.4%, from 2015 to 2016. The significant decrease was partially offset by the increase in our total service revenue by RMB5.06 billion, or 2.2%, from 2015 to 2016. See “Operating and Financial Review and Prospects — Operating Results — Year Ended December 31, 2016 Compared to Year Ended December 31, 2015” under Item 5. Some of these factors, such as increases in network, operation and support expenses and selling and marketing expenses may continue in the future, which could continue to have a material adverse effect on our net income in future years. In addition, our average revenue per subscriber per month, or ARPU, of mobile billing subscribers decreased by 3.1% from 2014 to 2015. Although our net income increased by 193.7% from RMB0.63 billion in 2016 to RMB1.85 billion in 2017, and our ARPU of mobile billing subscribers increased by 3.5% from RMB46.4 in 2016 to RMB48.0 in 2017, we cannot guarantee that we will be able to maintain or enhance our profit or increase ARPU of mobile billing subscribers in the future, and failure to do so could have a material adverse effect on our financial condition and results of operations.

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

Any failure or delay in expanding and upgrading our mobile networks, any increase in the associated costs (including the costs and expenses that may be incurred as a result of the changes of our marketing and sales policies) could hinder the recovery of our significant capital investment in mobile services, respectively, which could in turn have a material adverse effect on our financial condition, results of operations and growth prospects. For example, from 2016 to 2017, our network, operation and support expenses increased by RMB3.34 billion, or 6.5%, and, as a percentage of total revenue, increased from 18.7% to 19.8%, primarily due to the increase in operating lease and other service charges payable to the Tower Company with respect to the telecommunications towers and related assets we lease from the Tower Company. If such expenses continue to increase without corresponding increase in the relevant service revenue, our profitability would be adversely affected.

Our business relies on the lease arrangements with the Tower Company as to telecommunications towers and related assets, and we may not be able to achieve the expected benefits from the establishment of the Tower Company and such lease arrangements.

In July 2014, we, China Mobile and China Telecom, the three major telecommunications operators in China, jointly established the Tower Company, which engages primarily in the construction, maintenance and operation of telecommunications towers and other ancillary facilities in China, as well as the provision of maintenance services of base station equipment. In October 2015, the Tower Company acquired all telecommunications towers and related assets from us, China Mobile and China Telecom. In July 2016 and January 2018, we, through our wholly owned subsidiary, CUCL, and the Tower Company entered into a commercial pricing agreement, or the Pricing Agreement, and the supplementary agreement to such Pricing Agreement, or the Supplementary Agreement, respectively, in relation to the leasing of the telecommunications towers and related assets acquired and newly constructed by the Tower Company. See “A. History and Development of the Company — Establishment of the Tower Company and the Disposal of Telecommunications Towers” under Item 4.

The main purpose for us to participate in the establishment of the Tower Company and lease telecommunications towers and related assets from the Tower Company is to enhance our telecommunications network coverage and capacity, realize long-term investment returns through the equity investment in the Tower Company and reduce capital expenditure as we ceased to construct telecommunications towers on our own. However, there is no assurance that these benefits will be achieved in the near future, or at all. Our network, operation and support expenses increased by RMB8.86 billion, or 20.9%, from RMB42.31 billion in 2015 to RMB51.17 billion in 2016, and further increased by RMB3.34 billion, or 6.5%, to RMB54.51 billion in 2017. As a percentage of total revenue, such expenses increased from 15.3% in 2015 to 18.7% in 2016, and further increased to 19.8% in 2017. The increase was largely as a result of the increase in operating lease and other service charges payable to the Tower Company, which may be larger than the depreciation and amortization expenses and maintenance costs we would have incurred if we own and operate our own telecommunications towers and related assets. In addition, the Pricing Agreement, as supplemented and amended from time to time, provides for a pricing adjustment mechanism, which could result in a significant adjustment of the fees charged to us by the Tower Company in the future if there is any significant fluctuation in steel price, inflation and condition of the real estate market. Furthermore, since it is expected that, in principle, none of us, China Mobile or China Telecom will construct any telecommunications towers in the future, our business will rely on the lease arrangements with the Tower Company. Although we could renegotiate with the Tower Company on the lease fees based on the then current economic condition and benefit-cost analysis upon the expiry of the initial five-year lease term, we cannot assure you that such negotiation would result in the terms of the new lease commercially favorable to us. Moreover, as we do not control the Tower Company, the Tower Company may not act in the best interest of us. As such, we cannot assure you that our investment in the Tower Company, our sale of telecommunications towers and related assets and our lease of such assets from the Tower Company will achieve the anticipated results in the near future as expected, or at all.

Further, during 2016 and 2017, the SEC issued comment letters relating to the Company’s previously filed annual reports on Form 20-F for the fiscal years ended December 31, 2015 and 2016. The comment letters inquired mainly about the background, execution process, and accounting treatment in relation to the Company’s disposal and lease of telecommunications towers and related assets with the Tower Company. The Company responded to these comment letters and was notified by the SEC in its letter dated October 20, 2017 that it has completed its review of such previously filed annual reports of the Company. The SEC did not in its October 2017 letter require us to make any amendment to those previously filed annual reports. However, there is no assurance that the SEC will not issue comment letters on our disclosure relating to these and future transactions with the Tower Company.

The industry trends of mobile service substitution and mobile service migration from older generations to new generations may continue to have a material adverse effect on our older generations mobile services and fixed-line voice services, which may adversely affect our financial condition, results of operations and growth prospects.

As the technology of mobile services evolves, the trend of mobile service migration from older generations to new generations would generally have an adverse effect on our older generations’ services, including a growth slowdown or a decrease in the number of subscribers and usage. In particular, our 2G services and 3G services, have been adversely affected by the trend of migration to 4G services, which resulted in a decrease in our subscribers and revenue from our non-4G mobile services in 2017. Although such trend of migration would increase our 4G service subscribers and revenue, we cannot guarantee that such increase can always fully offset the negative impact. Likewise, we, consistent with the industry trend, have experienced a decline in our fixed-line voice services for years, which is expected to continue due to the trend of mobile service substitution for fixed-line services.

Furthermore, our voice services have also been adversely affected by the trend of mobile service migration from voice services to non-voice services. In particular, primarily due to the increasing popularity of Over-the-Top services and products, such as instant messaging application, voice-over-Internet-protocol, or VoIP, services, and video-chat software, we have experienced the trend of our mobile subscribers substituting voice services for non-voice services, such as mobile data services, which, among other factors, resulted in a decline in our revenue from voice services. Although increasing popularity of Over-the-Top services and products, among other factors, has contributed to the increase in the usage of mobile data and, thus, has a positive effect on our revenue from non-voice services, it may not be able to fully offset the negative impact on our voice services.

We have been taking various measures to attract our older generations mobile service subscribers to migrate to our 4G networks and those of our voice services to migrate to our non-voice services. Such measures include improvement of our products and services, acceleration of the construction and enhancement of coverage of our 4G networks, offering bundled services that integrate fixed-line and mobile services as well as strengthening our data traffic operation capability to encourage data usage. If these efforts are not successful, our financial condition, results of operations and growth prospects could be adversely affected.

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

For example, the fifth generation mobile telecommunications, or 5G, technology and services are key components of our business strategy to compete in the mobile services market of China. In connection with 5G technology and services, we have been engaged in formulating technical standards, testing technology and network as well as planning towards commercialization. However, the successful development of 5G technology and services may be adversely affected by factors that are beyond our control, such as the timing of obtaining 5G license and the frequency bands allocated to 5G services. In addition, there is no assurance that we will be able to roll out 5G services in a timely and cost-effective manner, or at all. Failure to respond to these uncertainties could disadvantage us from competing successfully in the mobile services market of China, and materially and adversely affect our revenue growth.

In addition, the growth of our business depends on whether we are able to continue to optimize the capacity, expand the coverage and improve the quality of, and upgrade our existing networks and infrastructure in a timely and effective manner. Our ability to expand and upgrade our networks and infrastructure is subject to a number of uncertainties, including our ability to achieve the following on a timely basis and on acceptable terms:

•	manage technology migration in an effective manner, including effectively promoting the evolution of our network towards software-defined networking and network function virtualization, or SDN and NFV;

•	obtain adequate financing;

•	obtain relevant government licenses, permits and approvals;

•	obtain adequate network equipment and software;

•	retain experienced management and technical personnel;

•	obtain sufficient spectrum frequencies, network numbers and other telecommunications resources controlled by the PRC Government;

•	gain access to the sites for network construction or upgrade; and

•	enter into interconnection and other arrangements with other operators.

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

Our network infrastructure and the networks with which we interconnect are vulnerable to potential damages or interruptions from floods, wind, storms, fires, power loss, severed cables, acts of terrorism and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other failure of our networks or systems, or the networks to which we are interconnected, may result in consequential interruptions in services across our telecommunications infrastructure. In 2017, certain areas of China suffered from natural disasters including typhoons, floods, mountain torrents, mudslides and landslides, and these natural disasters caused extensive damage to our network equipment, including our base stations and optical fiber networks, in the affected areas. As a result, we experienced service stoppage and other disruptions in our operations in those areas and also sustained economic losses. Any future natural disasters may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our services and operations. Moreover, our networks and systems and the networks with which we interconnect also require regular maintenance and upgrades. Such maintenance and upgrades may cause service disruptions. Network or system failures, as well as abrupt high traffic volumes, may also affect the quality of our services and cause temporary service interruptions. Any such future occurrence may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects.

If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected.

We transferred our then-owned telecommunications towers and related assets to the Tower Company in October 2015, and since then have ceased to construct, maintain or operate telecommunications towers and we expect that our capital expenditure will decrease significantly as a result. However, we continue to have capital expenditure requirements for our mobile networks, broadband and data networks, telecommunications infrastructure and transmission networks, and debt service requirements necessary to implement our business strategies. We incurred capital expenditure of RMB42.13 billion in 2017. To the extent that these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. We cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms. Even if we obtain such financing, our financing cost may increase significantly as a result of additional financing or higher interest rate. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:

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

Adjustments in our charges for telecommunications services and products may have a material adverse effect on our financial condition and results of operations.

From time to time, we adjust our charges for telecommunications services and products by taking into account various factors, including the market conditions and policies of the PRC Government, and such adjustments may have a material adverse effect on our revenue and profitability. For example, in May 2015, the PRC government introduced a policy of increasing network speed and reducing tariffs. Since May 2015, in order to expand our customer base as well as to comply with the relevant policies, we have, in addition to continuing increasing our network speed, offered discounts to our tariff plans. In October 2015, we launched a mobile data carry-over programs, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge. Furthermore, in light of the governmental policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province issued in April 2015 by the PRC Government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. In March 2017, we announced that we plan to substantially reduce Internet private line access tariff for small and medium enterprises customers and international long-distance call tariff. Additionally, in response to the PRC Government’s “speed upgrade and tariff reduction” policy, we ceased charging mobile handset subscribers domestic long-distance and roaming fee since September 2017, which, among other factors, contributed to the decrease in our voice usage and monthly fees by 17.6% from RMB47.50 billion in 2016 to RMB39.15 billion in 2017. Moreover, in the Government Work Report made in the 13th National People’s Congress of the People’s Republic of China on March 5, 2018, the State Council published certain guidance relating to this policy. See “B. Business Overview — Regulatory and Related Matters — Tariff Setting” under Item 4. To the extent we adjust our tariff in response to the guidance to further implement the “speed upgrade and tariff reduction” policy, our results of operations would be adversely affected.

Additionally, we also engage in the pilot program for mobile telecommunications resale business, in which privately-owned enterprises purchase mobile services from China Mobile, China Telecom or us at wholesale price and resell to end-customers after repackaging and rebranding. In January 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunications Resale Business (关于移动通信转售业务批发价格调整的指导意见), pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar businesses of the mobile networks operators. Pursuant to such guidance, we have adjusted our wholesale price for resale of mobile telecommunications services from time to time, which had and may continue to have an adverse effect on our revenue and profitability from such services.

These adjustments in our charges for telecommunications services and products that have been or will be made by us have resulted in or will have an adverse effect on our operating revenue and profitability. Any future governmental policies in China or market conditions that require us to further reduce our charges for telecommunications services and products could materially and adversely affect our financial condition and results of operations.

We face risks associated with our Internet-related services.

We have been proactively exploring and developing certain innovative and Internet-related services, including mobile Internet, digital services and big data services. We face a number of risks in providing these services.

Our network and systems and those of our suppliers, vendors and other service providers may be vulnerable to cyber-attacks, such as unauthorized access, computer viruses and other disruptive problems. As a telecommunications operator, we are considered a critical information infrastructure operator under the relevant PRC law and therefore are subject to the regulations designed to protect critical information infrastructure. For example, under the Cybersecurity Law of the PRC, or the Cybersecurity Law, we are required to perform a security assessment when transferring personal information and important data overseas if such personal information and important data are collected from the operation in China. We also devote significant resources to network security, data security and other security measures to protect our systems and data. To ensure the adequacy and effectiveness of our cybersecurity policies and procedures, we review and assess these policies and procedures regularly, and we review and assess the security and integrity of the components of our network annually or bi-annually, depending on how critical such components are. However, we cannot assure you that the security measures, policies and procedures we have implemented will not be circumvented or otherwise can fully protect the integrity of our network, including our mobile network. The inability to operate our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other telecommunications operators. Unauthorized access could jeopardize the security of confidential information stored in our customers’ computer systems and mobile phone systems and may subject us to litigation, liabilities for information loss and/or reputational damage. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur costs.

As of April 13, 2018, we have not been subject to any material cyber-attacks or incidents, individually or in the aggregate, that had or would expected to have a material adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto. However, there is no assurance that we will not experience them in the future. Additionally, as it is currently difficult to maintain sufficient insurance coverage relating to cybersecurity risks and incidents at commercially reasonable rates and terms, if we fall victim to any material cyber-attacks or involve in any legal proceedings or regulatory investigations relating to cybersecurity incidents, we may be subject to significant financial losses and legal liabilities, which could materially and adversely affect our results of operations, financial condition, prospects and reputation.

Furthermore, personal privacy, information security, and data protection are increasingly significant issues in China. The regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. For example, the Cybersecurity Law came into force on June 1, 2017, which sets forth the general framework regulating network products, equipment and services, as well as the operation and maintenance of information networks, the protection of personal data, and the supervision and administration of cybersecurity in China. The new regulatory requirements could increase our cost of compliance and associated risk. Any failure or perceived failure to comply with applicable privacy, security, or data protection laws or regulations may adversely affect our business.

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

Our ultimate controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of us or our other shareholders and may fail to provide services and facilities that we rely on to operate our business.

Unicom Group indirectly controlled an aggregate of approximately 79.9% of our issued share capital as of April 13, 2018 and all of our four executive directors also concurrently served as directors or executive officers of Unicom Group as of the same date. As our ultimate controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our ultimate controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.

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

The benefits that we expect to enjoy relating to the mixed ownership reform of our ultimate controlling shareholder, Unicom Group, are subject to substantial uncertainty.

As part of the PRC government’s efforts to reform state-owned enterprises and increase their competitiveness, our ultimate controlling shareholder, Unicom Group, participate in a pilot program on mixed ownership reform of state-owned enterprises, and implemented a plan to diversify its shareholders’ base, or the Mixed Ownership Reform Plan, by bringing in certain strategic investors, including certain large Internet companies, into the A Share Company, our controlling shareholder. See “A. History and Development of the Company – Our Relationship with Unicom Group” and “A. History and Development of the Company — The Mixed Ownership Reform” under Item 4. The main purpose of the Mixed Ownership Reform Plan is to improve the corporate governance, incentive system and management efficiency of the A Share Company, and create synergies through cooperation with strategic investors. However, as there is substantial uncertainty with respect to our cooperation with strategic investors and the improvement in our incentive system, we cannot assure you that these benefits will be achieved as expected.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2017 was effective. The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by our independent registered public accounting firm, as stated in its report. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially and adversely affect the market prices of our shares and ADSs.

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

Certain misconduct or alleged misconduct by our executive officers or employees may adversely impact the Company, including potentially by damaging our reputation, creating litigation risk, and adversely impacting the trading price of our ordinary shares and ADSs.

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

Our success depends on the continued services of our senior management team and other qualified employees.

Our continued success and growth depends on our ability to identify, hire, train and retain suitably skilled and qualified employees, including management personnel, with relevant professional skills. The services of our directors and members of senior management are essential to our success and future growth. If there is a loss of a significant number of our directors and senior management, and we are unable to find suitable replacements in a timely manner, our business could be materially and adversely affected. As we have to compete for a limited supply of qualified employees, such as managerial, sales, administration, research and development and operating personnel with adequate skills and experience, in China, we may not be able to successfully attract, assimilate or retain all of the personnel we need. We may also need to offer superior compensation and other benefits to attract and retain key personnel and therefore cannot assure you that we will have the resources to fully achieve our staffing need. In addition, if any director or any member of our senior management team or any of our other key personnel were to join a competitor or carry on a competing business, we may lose customers and key professionals and staff members. Due to the intense competition for management and other personnel and qualified employees in the telecommunications industry in mainland China, any failure to recruit and retain the necessary management personnel and other qualified employee could have a material adverse effect on our business and prospects.

Risks Relating to the Telecommunications Industry in China

Government regulation of the telecommunications industry in China may affect our ability to respond to market conditions or competition, and may have a material adverse effect on our financial condition, results of operations and growth prospects.

As a telecommunications operator in China, we are subject to regulation by, and under the supervision of, the MIIT, which is the primary regulator of the telecommunications industry in China. The MIIT is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC Governmental authorities also regulate capital investment and foreign investment in the telecommunications industry. See “B. Business Overview — Regulatory and Related Matters” under Item 4. The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our ability to respond to market conditions or to changes in our cost structure. Moreover, we operate our businesses pursuant to approvals granted by the State Council and under licenses granted by the MIIT. If these approvals or licenses were revoked or suspended, our business and operations would be materially and adversely affected. In addition, we are subject to various regulatory requirements as to a wide range of matters relating to our business operations, including service quality and real-name registration for telecommunications service subscribers and other actions, and failure to comply with such requirements may subject us to mandatory penalties or other punitive measures, any of which could have a material adverse effect on our financial condition, results of operations and growth prospects. Furthermore, we cannot assure you that we will not experience any adverse effect on our business during the course of our compliance with regulatory requirements in the PRC telecommunications industry. Similarly, the PRC regulators may promulgate and implement new regulations, rules and policies on the telecommunications industry from time to time, and we cannot guarantee that any such new regulations, rules or policies will not have a material adverse effect on our financial condition, results of operations and growth prospects.

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

For example, in December 2016, the amended Regulations of People’s Republic of China on the Management of Radio Operation came into effect, which provides that permission for using certain radio frequency bands may be obtained through bidding processes or auctions. As such, competition for radio frequencies could become more intensive in the future, and as a result we may not be able to obtain all desirable radio frequencies at commercially acceptable terms, or at all, which may have a material adverse effect on our results of operations and growth prospects.

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

Issues may also arise regarding the interpretation and enforcement of China’s WTO commitments regarding telecommunications services. Any future regulatory changes, such as those relating to the issuance of additional telecommunications licenses, mobile telecommunications resale business, interconnection and settlement arrangements, changes in technical and service standards, universal service obligations, spectrum allocation and number allocation and portability, may have a material adverse effect on our business and operations.

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government authorities, and the MIIT has the authority to delineate the scope of universal service obligations. The MIIT, together with the finance department and pricing authorities of the State Council, are also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. For instance, in December 2015, the Ministry of Finance, or MOF, and the MIIT jointly issued the rules regarding the pilot program for universal services to be implemented certain cities across the PRC. Since then, the MIIT has designated additional cities and villages as participants of the pilot program for universal services in public notice from time to time. Pursuant to the pilot program for universal services, we undertook broadband construction projects in 16,134 villages from 2016 to 2017, out of which broadband construction projects in 3,557 villages were undertaken in 2017. See “B. Business Overview — Regulatory and Related Matters — Universal Services” under Item  4.

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

Risks Relating to Doing Business in China

Our operations may be materially and adversely affected by changes in China’s economic, political and social conditions.

Substantially all of our business operations are conducted in China and substantially all of our revenue is derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects may be adversely affected by changes in China’s economic, political and social conditions. The PRC economy differs from the economies of most developed countries in many respects, including with respect to the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven across different regions and among various economic sectors. The PRC Government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have an adverse effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over outbound investments.

The PRC economy has experienced a slowdown for the past few years. The GDP growth rate of China decreased from 11.4% in 2007 to 6.9% in 2017. It is uncertain whether China’s economic growth will return to the previous level of growth or it will encounter deterioration. In light of the slowdown of China’s economic growth, our subscribers’ usage of our services may decrease and we may experience increased difficulties in retaining existing subscribers or acquiring new subscribers, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

Natural disasters and health hazards in China may severely disrupt our business and operations and may severely restrict the level of economic activities in affected areas, which in turn may have a material adverse effect on our financial condition and results of operations.

Natural disasters such as earthquakes, snowstorms and floods may result in significant and extensive damage to our base stations and network equipment. Moreover, certain countries and regions, including China, have encountered incidents of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, and the outbreak of influenza A (H1N1) in the past. In 2017, certain areas of China suffered from natural disasters including typhoons, floods, mountain torrents, mudslides and landslides, and these natural disasters caused extensive damage to our network equipment, including our base stations and optical fiber networks, in the affected areas. We are unable to predict the effect, if any, that any other future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

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

We were incorporated under the laws of Hong Kong on February 8, 2000 under the predecessor of the Companies Ordinance as a company limited by shares under the name “China Unicom Limited”. In connection with the telecommunications industry restructuring initiated by the MIIT, the National Development and Reform Commission, or the NDRC, and the MOF, in 2008 as discussed below, we merged with China Netcom and changed our name to “China Unicom (Hong Kong) Limited” with effect from October 15, 2008. Following our merger with China Netcom, we became an operator providing a full range of telecommunications services, including mobile and fixed-line services, in China.

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

Unicom Group holds the licenses required for our telecommunications businesses and we derive our rights to operate our businesses from our status as a subsidiary of Unicom Group. Unicom Group undertook to hold and maintain all licenses received from the MIIT in connection with our businesses solely for our benefit during the term of such licenses and at no cost to us. In addition, Unicom Group undertook to take all actions necessary to obtain and maintain for our benefit such governmental licenses or approvals as we shall require to continue to operate our businesses. Unicom Group also agreed not to engage in any business which competes with our businesses other than the then-existing competing businesses of Unicom Group and to grant us a right of first refusal in relation to any government authorization, license or permit, or other business opportunity to develop any new telecommunications technology, product or service. Finally, Unicom Group also gave us an undertaking not to seek an overseas listing for any of its businesses or the businesses of its subsidiaries in which we have engaged or may engage in the future, except through us.

Set forth below is our shareholding structure as of April 13, 2018.

(1)	The shares of the A Share Company held by strategic investors represented the shares acquired by the strategic investors introduced by the mixed ownership reform from non-public share issuance and transfer of existing shares.

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

In October 2015, we, through our wholly owned subsidiaries, CUCL and Unicom New Horizon, entered into a transfer agreement with (i) China Mobile Communication Company Limited, a subsidiary of China Mobile, and its 31 subsidiaries, (ii) China Telecom Corporation Limited, a subsidiary of China Telecom, (iii) China Reform Holdings Corporation Limited, a wholly State-owned company, and (iv) the Tower Company, pursuant to which we, China Mobile and China Telecom sold certain telecommunications towers and related assets to the Tower Company, the Tower Company would issue and allot shares in the Tower Company and/or pay certain cash as consideration for such transfers, and China Reform Holdings Corporation Limited agreed to subscribe for new shares in the Tower Company in cash. As of April 13, 2017, we, through CUCL, owned approximately 28.1% equity interest in the Tower Company, while China Mobile, China Telecom and China Reform Holdings Corporation Limited owned approximately 38.0%, 27.9% and 6.0% equity interest in the Tower Company, respectively.

In July 2016, we, through our wholly owned subsidiary, CUCL, and the Tower Company entered into the Pricing Agreement under which we lease telecommunications towers and related assets from the Tower Company for an initial term of five years. In January 2018, pursuant to the Pricing Agreement and after arm-length negotiations and discussions, we, through our wholly owned subsidiary, CUCL and the Tower Company entered into the Supplementary Agreement, which adjusted certain terms and provisions in the Pricing Agreement and annex thereto in relation to the leasing of the tower products. See “B. Related Party Transactions” under Item 7 for major items of the Pricing Agreement and the Supplementary Agreement, including pricing for the lease.

Establishment of China Unicom Finance Company Limited

On December 6, 2013, CUCL and Unicom Group entered into a capital contribution agreement regarding the establishment of China Unicom Finance Company Limited, or the Finance Company. Pursuant to the capital contribution agreement, CUCL and Unicom Group invested RMB2,730 million and RMB270 million, representing 91% and 9% of the total registered capital of the Finance Company, respectively. The Finance Company was established as a cash management platform of Unicom Group, its subsidiaries and other associated entities, purporting to improve the efficiency of cash flow allocation, lower finance cost and enhance financial risk management, see “B. Related Party Transactions — Establishment of the Finance Company and Provision of Financial Services” under Item  7.

The Mixed Ownership Reform

As part of the PRC government’s efforts to reform state-owned enterprises and increase their competitiveness, our ultimate controlling shareholder, Unicom Group, participated in a pilot program on mixed ownership reform of state-owned enterprises, and implemented a plan to diversify the shareholders’ base of A Share Company, our controlling shareholder, by bringing in certain strategic investors, including certain large Internet companies in China. In October 2017, the A Share Company made a non-public share issuance of 9,037,354,292 ordinary shares to the strategic investors, raising capital of RMB61,725.13 million. Subsequently in November 2017, the Unicom Group transferred 1,899,764,201 of its ordinary shares of the A Share Company to China Structural Reform Fund Corporation Limited for a total consideration of RMB12,975.39 million. In April 2018, the A Share Company made an issuance of 793,861,000 restrictive ordinary shares to its employees pursuant to its restrictive incentive shares scheme, or the employee restrictive incentive shares, which bear selling restrictions within 60 months, at the price of RMB3.79 per share. The total number of the employee restrictive incentive shares represented 2.6% of the A Share Company’s outstanding shares immediately after the completion of such issuance. Upon completion of these transactions, the shareholding of the Unicom Group in the A Share Company decreased to 36.7%, and the strategic investors, including China Structural Reform Fund Corporation Limited, held 35.2% of outstanding ordinary shares of the A Share Company in total.

Furthermore, as part of the Mixed Ownership Reform Plan, the A Share Company appointed representatives from the certain strategic investors to serve as directors. In February 2018, senior executive officers of Baidu, Tencent, Alibaba, JD.com and China Life Insurance were appointed as directors of the A Share Company. A more diversified board of directors is expected to improve the corporate governance of the A Shares Company, which is part of the main purpose of the Mixed Ownership Reform Plan. However, as there is substantial uncertainty with respect to our cooperation with strategic investors and the improvement in our incentive system, we cannot assure you that these benefits will be achieved as expected. See “D. Risk Factors — The benefits that we expect to enjoy relating to the mixed ownership reform of our ultimate controlling shareholder, Unicom Group, are subject to substantial uncertainty” under Item  3.

In connection with the Mixed Ownership Reform Plan, the A Share Company and Unicom Group, mainly using the funds from the mixed Ownership Reform Plan to make capital contributions into Unicom BVI, our direct controlling shareholder. Upon completion of such capital contribution, Unicom BVI entered into the Share Subscription Agreement with us on August 22, 2017, pursuant to which Unicom BVI agreed to subscribe for a maximum of 6,651,043,262 newly issued shares of us, or the Subscription Shares, at the subscription price of HK$13.24 per share, or the Subscription. In November 2017, after all conditions precedent to the subscription have been satisfied, we have completed the allotment and issuance of the Subscription Shares, as a result of which an aggregate of 6,651,043,262 new shares have been issued for cash consideration of HK$13.24 per share to Unicom BVI and the gross proceeds of the Subscription amounted to approximately HK$88,059.81 million. See “B. Related Party Transactions — The Share Subscription by Unicom BVI in Relation to the Mixed Ownership Reform Plan” under Item 7 for information concerning the Subscription. We intend to use the proceeds from the Subscription to upgrade our 4G network capabilities, develop technology and launch trial programs in relation to 5G network, develop innovative businesses and repay bank loans.

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous three years and those planned for 2018. We currently do not have any significant divestiture in progress.

B.	Business Overview

General

We are an integrated telecommunications operator in China providing a wide range of telecommunications services and telecommunications products to our customers worldwide. Our telecommunications services include mobile voice, data and value-added, fixed-line voice and value-added, fixed-line broadband, data communications and other telecommunications services. We, China Mobile and China Telecom are the three major telecommunications operators in China.

In 2017, our total revenue was RMB274.83 billion, of which our total service revenue increased by 4.6% from RMB238.03 billion in 2016 to RMB249.02 billion in 2017 and our total sales of telecommunications products decreased by 28.6% from RMB36.16 billion in 2016 to RMB25.81 billion in 2017. The number of mobile billing subscribers increased by 7.7% from 263.82 million in 2016 to 284.16 million in 2017, of which our 4G subscribers increased by 67.3% from 104.55 million to 174.88 million.

Telecommunications Services

Our telecommunications services primarily include mobile services, fixed-line services, bundled services and data and Internet application services. We charge voice usage and monthly fees for our mobile voice services and fixed-line voice service. Our service revenue from voice usage and monthly fees decreased by 16.7% from RMB57.03 billion in 2015 to RMB47.50 billion in 2016, and further decreased by 17.6% to RMB39.15 billion in 2017. As a percentage of total revenue, such service revenue decreased from 20.6% in 2015 to 17.3% in 2016, and further decreased to 14.2% in 2017. Our service revenue from other telecommunications services, including mobile non-voice services, fixed-line broadband access services, data communication services, data and Internet application services, fixed-line value-added services, fixed-line other services and bundling services, increased by 8.3% from RMB175.95 billion in 2015 to RMB190.53 billion in 2016, and further increased by 10.1% to RMB209.86 billion in 2017. As a percentage of total revenue, such service revenue increased from 63.5% in 2015 to 69.5% in 2016, and further increased to 76.4% in 2017.

Mobile Services

Our mobile services consist of GSM, 3G and 4G services. In recent years, we have focused on 4G services. Our 4G services adopt two major variants of 4G LTE technologies, being the Time Division LTE technology, or TD-LTE, and the Frequency-Division LTE technology, or LTE-FDD. Our mobile services primarily consist of mobile voice services and mobile non-voice services. Our mobile voice services enable our subscribers to make and receive phone calls, including local calls, domestic long-distance calls, international long-distance calls, intra-provincial roaming, inter-provincial roaming and international roaming, with a mobile handset at any point within the coverage area of our mobile telecommunications networks. Our mobile non-voice services primarily include mobile data, mobile reading, mobile music, “WO App Store”, SMS, “Cool Ringtone” (a personalized ring-back tone service) and other wireless information services.

The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2015		2016	2017
Number of mobile billing subscribers (in thousands)(1)	252,317		263,822	284,163
Estimated market share of mobile billing subscribers(1)(2)	19.8%		19.9%	20.0%
Mobile billing subscribers ARPU (in RMB)(1)(3)	46.3		46.4	48.0
Number of 4G subscribers (in thousands)(1)	44,156		104,551	174,876
4G subscribers ARPU (in RMB) (1)(4)	N.A.	(6)	76.4	63.4
4G subscribers DOU (in megabytes)(1)(5)	N.A.	(6)	1,521	4,522

(1)	Mobile billing subscribers are referred generally to subscribers who have revenue contribution in the December of the relevant years. 4G subscribers are referred generally to subscribers who possess 4G handsets, use our 4G networks and have revenue contribution in the December of the relevant years. Since January 2016, we have been reviewing and analyzing our mobile billing subscribers data and 4G subscribers data as we believe such data provides more meaningful information to measure our performance in accordance with our operating strategy. The number of mobile billing subscribers and 4G subscribers as of December 31, 2015 has been generated for our management’s review of the trend of performance.
(2)	Market share in a given area is determined by dividing the number of our mobile billing subscribers in the area by the total number of our mobile billing subscribers and mobile subscribers of our major competitors in the area. The number of mobile subscribers of our major competitors is publicly disclosed by the mobile operators.
(3)	We calculate mobile billing subscribers ARPU by dividing the annual average revenue per mobile billing subscriber by 12. Annual average revenue per mobile billing subscriber is calculated by dividing the amount of revenue from mobile services for the relevant year by the average number of mobile billing subscribers for the year, which is the average of the 12 monthly average mobile billing subscribers during the year. For a particular month, monthly average mobile billing subscribers is the average of the number of mobile billing subscribers as of the end of the preceding month and the end of that month.
(4)	We calculate 4G subscribers ARPU by dividing the annual average revenue per 4G subscriber by 12. Annual average revenue per 4G subscriber is calculated by dividing the amount of revenue from 4G services for the relevant year by the average number of 4G subscribers for the year, which is the average of the 12 monthly average 4G subscribers during the year. For a particular month, monthly average 4G subscribers is the average of the number of 4G subscribers as of the end of the preceding month and the end of that month.
(5)	We calculate average data usage per 4G user per month, or 4G subscribers DOU, by dividing the annual average data usage per 4G subscriber by 12. Annual data usage per 4G subscriber is calculated by dividing the total data usage under our 4G services for the relevant year by the average number of 4G subscribers for the year, which is the average of the 12 monthly average 4G subscribers during the year. For a particular month, monthly average 4G subscribers is the average of the number of 4G subscribers as of the end of the preceding month and the end of that month.
(6)	Since the development of our 4G services was in a relatively preliminary stage in 2015, we considered it not cost-effective to generate accurate data relating to our 4G services.

Mobile Billing Subscribers

Our total number of mobile billing subscribers increased by 7.7% from 263.82 million as of December 31, 2016 to 284.16 million as of December 31, 2017. Mobile billing subscribers are referred generally to subscribers who have revenue contribution in the December of the relevant years. The increase in the total number of mobile billing subscribers was primarily due to the substantial increase in the number of our 4G subscribers. The ARPU of our mobile billing subscribers increased from RMB46.4 in 2016 to RMB48.0 in 2017. The increase in our ARPU was mainly due to the proportion of 4G subscribers to total mobile billing subscribers increased by 21.9 percentage points year-on-year to 61.5%, partially offset by the negative effect of implementation of the PRC Government’s policy of increasing network speed and reducing tariffs.

4G Subscribers

The total number of our 4G subscribers increased from 104.55 million as of December 31, 2016 to 174.88 million as of December 31, 2017. 4G subscribers are referred generally to subscribers who possess 4G handsets, use our 4G networks and have revenue contribution in the December of the relevant years. The increase in our total number of 4G subscribers was primarily due to (i) our marketing initiatives to effectively reach customers through new marketing channels, for example, we offer data promotion or other packages to users of Internet companies by cooperating with such Internet Companies under 2I2C model, and we offer group service packages to the employees of enterprises, governments and other organizations by cooperating with them under 2B2C model, and (ii) our offering of innovative products tailored to customers’ potential demand, such as our “Ice-cream Package” that targets high-end customers by offering unlimited domestic usage of mobile data and mobile voice under certain prescribed terms.

Fixed-Line Services

We are a leading fixed-line broadband and communications operator in northern China. We offer a wide range of fixed-line services nationwide in China, including (i) fixed-line broadband access services, (ii) data communications services, (iii) fixed-line voice services, (iv) fixed-line voice value-added services, and (v) fixed-line other services.

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

In 2017, we focused on “Mass Connection, High-bandwidth, Big Integration and Big Video” and launched “Fiber Broadband+”, a new broadband service brand, and continued to upgrade our fiber-optic transmission network and improved access speed. We also promoted sub-division and contract out (“mini CEO’s initiative”), in order to stimulate front-line vibrancy and thus promoting business development. As of December 31, 2017, our fixed-line broadband subscribers increased by 1.7% to 76.54 million, of which subscribers with 100Mbps-and-above bandwidth accounted for 39% of all fixed-line broadband subscribers, representing an increase of 31 percentage points from the end of 2016. Our fixed-line broadband access ARPU decreased by 6.3% from RMB49.4 in 2016 to RMB46.3 in 2017 primarily due to intensifying competition, in particular, competition as a result of our competitor’s aggressive marketing strategies involving low tariff and bundle sales of products. As of December 31, 2015, 2016 and 2017, we had approximately 72,330,000, 75,236,000 and 76,539,000 fixed-line broadband subscribers, respectively.

Data Communications Services

We are a leading provider of data communications services in our fixed-line northern service region. We offer data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer leased line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators. In 2017, we continued to offer full-scale data communications services to international operators and domestic and international corporate customers. We have also improved our capabilities to offer cross-border data communications and integrated information services.

Fixed-Line Voice Services

Our fixed-line voice services primarily consist of local voice, domestic long-distance, international long-distance and interconnection services. In 2017, as domestic mobile operators launched service packages at competitive pricing, we lowered our mobile roaming tariffs. Also, the migration of voice usage from fixed-line to mobile continued. The number of our fixed-line local access subscribers was 73.86 million, 66.65 million and 60.00 million as of December 31, 2015, 2016 and 2017, respectively. The decrease in recent years was primarily due to a decrease in the number of our fixed-line telephone service subscribers.

Fixed-Line Voice Value-Added Services

We offer a wide range of voice value-added services on our fixed-line network. Our fixed-line voice value-added services generate additional usage on our network and increase our ARPU for fixed-line services. Our main fixed-line voice value-added services include “Personalized Ring” and caller-identification services. “Personalized Ring” services enable our fixed-line subscribers to personalize the ring-back tone for incoming calls.

Fixed-Line Other Services

Our fixed-line other services primarily include installation of fixed-line equipment services, Internet hosting services, telecommunications equipment and real property leasing services and other services.

Bundled Services

We offer bundled services that integrate mobiles services and fixed-line services in one service package. Such service packages generally include 4G services, fixed-line broadband access services, fixed-line voice services and certain other value-added services. Under our bundled service brands, such as “WO Family” and “Ice-cream Package Bundled”, we offer different combination of mobile services and fixed-line services to attract customers with different demands. Our offering of bundled services, among other things, contributes to the increase in our 4G subscribers and fixed-line broadband subscribers.

Data and Internet Application Services

We offer data and Internet application services, such as Internet data center, or IDC, cloud computing, big data, Internet-of-things, information technology services and other innovative services. In 2017, we actively leveraged our advantages in network and informatization, which led to substantial growth in our IDC and cloud computing services. As of December 31, 2017, we had approximately 349 IDC nationwide, 138,000 racks supporting our IDC services, and 81T IDC bandwidth, and, additionally, the resource pool of our “WO” platform consists of 38 public resource pool and 41 private cloud resource pool, with storage capacity of 22.7PB, Internet capacity of 1050G and computing capacity of 812,000 cores. In 2016 and 2017, revenue from data and Internet application services was RMB17.78 billion and RMB20.07 billion, respectively.

Sales of Telecommunications Products

Our sales of telecommunications products primarily comprise sales of mobile handsets, fixed-line terminals and accessories. Revenue from our sales of telecommunications products decreased by 17.9% from RMB44.07 billion in 2015 to RMB36.16 billion in 2016, and further decreased by 28.6% to RMB25.81 billion in 2017, which accounted for 15.9%, 13.2% and 9.4% of our total revenue in 2015, 2016 and 2017, respectively.

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

We charge interconnection fees for terminating or transiting calls that originate from other domestic telecommunications operators’ networks and pay interconnection fees to other operators for calls originating from our networks that are terminated on their networks. We earn and pay such fees in respect of mobile calls, local and domestic and international long-distance calls and Internet services. We are required to pay the interconnection fees regardless of our ability or inability to collect the tariff from our subscribers. Interconnection charges are accrued on a monthly basis based on the actual call volume and applicable tariff rates.

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

Roaming

We provide roaming services, which allow our subscribers to access our mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements. As of March 31, 2018, we had roaming arrangements for (i) GSM international voice and SMS services with 607 operators in 252 countries and regions, (ii) GPRS international inbound data services with 533 operators in 214 countries and regions and for GPRS international outbound data services with 484 operators in 219 countries and regions, (iii) 3G services with 434 WCDMA operators in 174 countries and regions, and (iv) 4G international inbound data services with 226 operators in 121 countries and regions and for 4G international outbound data services with 214 operators in 138 countries and regions.

A mobile subscriber using roaming services is charged at our roaming usage rate for both incoming and outgoing calls, plus applicable long-distance tariffs. Starting from September 1, 2017, we have ceased charging mobile handset subscribers for domestic long-distance tariffs and roaming fee. With respect to international roaming, we settle roaming charges with international operators in accordance with roaming agreements between Unicom Group and each of the international operators.

Networks

We operate an advanced network system to support our integrated operations. The backbone of the system is a nationwide fiber-optic transmission network, which serves as the common platform for our mobile, fixed-line voice, broadband and data services. We generally utilize a centralized network planning and equipment selection process, which ensures uniform nationwide design and network compatibility. After our merger with China Netcom in October 2008, we have actively integrated our network resources to improve our network quality and capacity.

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

We have deployed GSM, WCDMA and LTE mobile networks. Our GSM mobile network mainly operates at 900 MHz, 1800 MHz and 2100MHz frequency bands for FDD network and 2300-2320 MHz and 2655-2675 MHz frequency bands for TDD network. In 2016, Unicom Group was granted the approval to refarm all frequency bands for FDD network to deploy LTE network. Unicom Group currently owns 2x61 MHz of spectrum in the frequency bands for FDD network, of which Unicom Group has deployed UMTS network and GSM network using 2x6 MHz of spectrum in the 900 MHz frequency band, LTE network and GSM network using 2x30 MHz of spectrum in 1800 MHz and LTE network and UMTS network using 2x25 MHz of spectrum in 2100 MHz frequency band. In addition, Unicom Group has achieved converged network of TD-LTE network and FDD-LTE network by deploying TDD-LTE network using 2300-2320 MHz of spectrum which is limited to indoor network and 2655-2675 MHz of spectrum.

Unicom Group authorized our wholly owned subsidiary, CUCL, to operate the 4G services. We have devoted significant resources in developing and improving our 4G networks to enhance our customer experience and continued to expand our network coverage. As of December 31, 2017, our 4G network base stations reached 852,000 with an increase of 116,000 base stations compared to December 31, 2016, and our other mobile service base stations reached 1,336,000.

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

We have integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. In addition, by adding seven national Internet backbone nodes, we further increased our Internet bandwidth, and our broadband network capacity was substantially enhanced. By the end of 2017, the number of fixed-line broadband access ports increased from 189.00 million to 200.0 million, up by 5.8% from the end of 2016, of which the number of access ports with FTTX accounted for 98.8% of total broadband access ports. Our international Internet outbound bandwidth reached 2.46T, our submarine cable capacity reached 16.2T, and our international land cable capacity reached 10.6T.

Marketing, Sales and Distribution

Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive service platform and nationwide sales and distribution network. We implemented our marketing and sales strategy by cooperating with Internet companies under 2I2C model as well as by cooperating with strategic investors brought in pursuant to the Mixed Ownership Reform Plan. We sought to enhance our brand value and brand recognition by providing quality services, such as high-speed broadband access services, bundled services as well as video-based services, and distribute our services through a variety of distribution channels, consisting of (i) self-owned channels, including proprietary sales outlets and direct sales forces targeting retail and corporate customers, (ii) social channels, including cooperative sales outlets, exclusive sales outlets and agency sales outlets, and (iii) online channels, including self-owned and third-party channels online e-stores. In 2017, we have actively engaged in Online-to-Offline operations that integrate our online channels and offline channels, including the self-owned channels and the social channels. We also increased the operation efficiency of our offline channels by disengaging certain sales outlets and stores with low efficiency and low contribution, optimizing the location of sales outlets and stores and controlling the number of sales outlets and stores. Moreover, we continued offering innovative products. For example, we offer data promotion or other packages to users of Internet companies under 2I2C model, we offer group service package to the employees of enterprises, governments and other organizations under 2B2C model, and we offer “Ice-cream Package” that includes unlimited domestic usage of mobile data and mobile voice under certain prescribed terms to target high-end customers. In recent years, we have conducted and organized events that help build our image as premium network provider, to further enhance “WO” brand value and value of our corporate brand, “China Unicom”.

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

We are dedicated to improve customers’ perception of our services. We have adopted an NPS (net promoter score) evaluation system to provide all-rounded monitoring of each of our operating segments and levels, so that we can further understand the need of our clients, adjust to cater to our clients’ needs and improve our professionalism in all respects. In addition, we sought to improve customers’ perception of our services by focusing on the key issues that affect our customer perception and business support. Pursuant to such initiative, we collected such key issues on a rolling basis, set up improvement goals in a quantitative manner and allocate the responsibility for improvement to appropriate personnel. This issue-oriented initiative drove our internal department to further optimize our work process, which resulted in a significant improvement in our customer perception and business support.

Information Systems

We have established multiple information technology support systems in our headquarters as well as in each province, autonomous region and municipality and comprehensive information systems in each province, autonomous region and municipality to support our business and management. For business support, we have established core systems composed of a customer relationship management system, a comprehensive billing and accounting system and an e-commerce system to support our business operations. We also upgraded our IT framework and established an API opening platform, to facilitate cooperation with our business partners. In addition, we enhanced our independent research capability. For example, we independently developed 37% of our core business support system. Furthermore, we have established integrated systems, such as integrated business support system for corporate group customers, integrated channels management system, integrated account settlement system and integrated partnership management system to achieve integrated and centralized management of our businesses and enhance our sales and service capabilities through electronic channels. For our management support, we focused on the construction and optimization of a comprehensive enterprise resource planning system to optimize our work process and resource allocations, improve our customer perception and enhance our operational efficiency, which supported our mini CEO initiative. For our internal data service capabilities, we have established an integrated data analysis system, launched the construction of a large data platform and compiled all data relating to our operation and business support, to support our appraisal management and operational analysis with data. For the application of new technologies, we have launched the construction of our centralized private “cloud” and tried to enhance the performance of the systems with new technologies to lower the overall cost of information technology.

Research and Development

We focus on technology innovation in coordination with our various business departments in order to provide technical support for our business development. Our research and development activities are focused primarily on fixed-line and mobile technologies and their further development, cloud computing, big data, Internet of things, intelligent channels, SDN and NFV, network and information safety, data center, next generation Internet technologies and businesses, operational planning and development of value-added services. In addition, part of our research and development requirements is fulfilled by our ultimate controlling shareholder, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below. In addition, we participate in the national research project on 5G, closely follow the development of 5G technology and standards, and proactively carry out 5G technology related researches and experiments. We also participated in certain international organizations for telecommunications operators, such as the 3rd Generation Partnership Project and the International Telecommunication Union, in which we organized and led a number of research and development projects for formulating 5G technical standards. We have also initiated research and development program on the migration of advanced 4G services with higher network speed as compared to 4G services, or the 4.5G services, to the 5G services. For example, we initiated research and development programs for application of 5G technology in innovative fields, such as high-dissolution videos, augmented reality and virtual reality, Internet of cars and drones. And, we would begin the field test and monetization of 5G services when market conditions are favorable.

Competition

As a result of the telecommunications industry restructuring in 2008, the Chinese telecommunications market now has three key providers of basic telecommunications services — China Telecom, China Mobile and us — in addition to thousands of value-added service providers and other companies that provide telecommunications or related services. We compete with China Mobile and China Telecom in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services. In May 2016, the MIIT granted to China Radio and Television Network Co. Ltd. the approval to operate fixed-line broadband business. We may also compete with China Radio and Television Network Co. Ltd. in fixed-line broadband business. As Unicom Group, China Mobile and China Telecom were granted the license to operate TD-LTE mobile services by the PRC Government in December 2013, Unicom Group and China Telecom were granted the license to operate LTE-FDD mobile services in February 2015 and China Mobile was granted the license to operate LTE-FDD mobile services in April 2018, we face intensive competition in the 4G services. In addition, the PRC Government recently published a series of regulations to encourage privately-owned enterprises to enter PRC telecommunications industry, including the pilot program to permit companies engaged in the resale of mobile communications services to acquire mobile communications services from China Mobile, China Telecom or us and repackaging and rebranding such services for resale to end-users. The initial trial period of the pilot program ended on December 31, 2015, but the telecommunications resale business will continue to be governed by the rules of the pilot program before the MIIT issues any further rules. The MIIT also issued the price guidance for such resale business requiring that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar businesses of the mobile networks operators, and we may face competition from these privately-owned enterprises. We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. See “D. Risk Factors — Risks Relating to Our Business — We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially and adversely affect our financial condition, results of operations and growth prospects” and “D. Risk Factors — Risks Relating to Our Business — Competition from foreign-invested operators may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition, results of operations and growth prospects” under Item 3, respectively.

The Tower Company

See “D. Risk Factors — Our business relies on the lease arrangements with the Tower Company as to telecommunications towers and related assets, and we may not be able to achieve the expected benefits from the establishment of the Tower Company and such lease arrangements” under Item 3 and “A. History and Development of the Company — Establishment of the Tower Company and the Disposal of Telecommunications Towers” under Item 4 for information regarding the Tower Company and arrangement regarding telecommunications towers and related assets.

Strategic Alliances with Telefónica

We entered into and maintained a strategic alliance with Telefónica, S.A., or Telefónica, since January 2009. Telefónica and we agreed to share business experience and strengthen cooperation in the areas of mobile communications, broadband applications, international business, marketing and sales and telecommunications services to corporate clients, to strengthen the business of each party and achieve synergies by cooperation. Additionally, we and Telefónica made mutual investment in each other, and held ordinary shares of the other party. Subsequently, Telefónica completed a series of sales of ordinary shares in the capital of our company. Also, since September 2015, Wang Xiaochu, our Executive Director, Chairman and Chief Executive Officer, has served as a director on the board of directors of Telefónica as our designated representative. As of the date of this annual report, Telefónica held less than 5% ordinary shares in the capital of our company. In December 2015, we and Telefónica established a joint venture company, Smart Steps Digital Technology Co., Ltd., or Smart Steps, to engage in big data application services in China.

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

Risk Management and Internal Control

We employ risk management and internal control systems to monitor and facilitate the accomplishment of the our business objectives, safeguard the our assets against loss and misappropriation, respond to natural disasters and other disruptive events, such as cyber-attacks, maintain proper accounting records for the provision of reliable financial information, ensure the our compliance with applicable laws, rules and regulations. Our board of directors is responsible for overseeing the risk management and internal control systems, and reviews the effectiveness of the risk management and internal control systems on an annual basis. However, our risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

In addition, we also maintain insurance with respect to our facilities, equipment and inventories, which covers, subject to some limitations, various risks, including fire, typhoons, earthquakes and other risks generally up to the respective policy limit for their replacement values and lost profits due to business interruption. However, there is no assurance that insurance will fully cover any losses and our emergency response plans will be effective in preventing or reducing losses in the future. See “D. Risk Factors — Interruptions to our networks and operating systems or to those with which we interconnect, including those caused by natural disaster and service maintenance and upgrades, may disrupt our services and operations and may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects” under Item  3.

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

Cybersecurity

We are subject to the Cybersecurity Law, which came into effect on June 1, 2017. The Cybersecurity Law sets forth the general framework regulating network products, equipment, and services, as well as the operation and maintenance of information networks, protection of personal information, and supervision and administration of cybersecurity in Mainland China. According to the Cybersecurity Law, the Cyberspace Administration of China, or the CAC, has a central role in planning, coordination, supervision, and management of network security measures while the MIIT, the national public safety bureau, and other relevant authorities are in charge of network security protection, supervision and management within the scope of their respective responsibilities. Pursuant to the Cybersecurity Law, we are required to perform a security assessment when transferring personal information and important data overseas if such personal information and important data are collected from the operation in China. Such requirements, among other things, could increase our compliance costs. While several related regulations, including the Measures for the Security Review of Network Products and Services (Provisional) and the Internet News Information Service Management Regulations, published by the CAC came into effect on the same day as the Cybersecurity Law, the implementation of the Cybersecurity Law is still at an early stage. The PRC government may amend the relevant regulations or promulgate new regulations to clarify and further implement the Cybersecurity Law. Although we expect that the Cybersecurity Law will have a positive effect on the overall development of the telecommunications industry and enhance information protection in Mainland China, we currently cannot predict the scope of any specific requirements that may be imposed on us and their implications for our operations under the Cybersecurity Law and relevant regulations.

In addition, the Measures for the Security Review of Network Products and Services (Provisional) became effective on June 1, 2017. According to Measures for the Security Review of Network Products and Services (Provisional), the procurement of network products and services must go through a cybersecurity review if such procurement is made for network and information systems that involve national security concern. Relevant government authorities responsible for the protection of critical information infrastructure facilities will decide on whether such procurement of network products and services would threat national security. Since we are one of the leading telecommunications service providers in China, our products and service may be supplied to network and information systems that involve national security concern. As such, we may be requested to provide information for such cybersecurity review. Since the implementation of the Measures for the Security Review of Network Products and Services (Provisional) is still at an early stage, we currently cannot estimate their impact on and implications for our operation.

We have employed risk management and internal control systems to safeguard us against cyber-attacks and to comply with laws and regulations related to cybersecurity. As of April 13, 2018, we have not been subject to any material cyber-attacks or incidents, individually or in the aggregate, that had or would expected to have a material adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto. However, as the regulatory landscape of cybersecurity is subject to substantial uncertainty, we cannot assure you that we will always be in compliance with laws and regulations related to cybersecurity or we will not be held liable for cyber-attacks that committed against us. See “D. Risk Factors — We face risks associated with our Internet-related services” under Item  3.

Anti-Unfair Competition Law

On January 1, 2018, the amended Anti-Unfair Competition Law of the People’s Republic of China came into effect. It revised and expanded the scope of unfair competitive acts which include, among others, a network operator’s interference with and destruction of products or services provided by other operators. It also strengthened the protection of trade secrets and enhanced supervision over and penalties on unfair competitive acts. Given that the implementation of the amended Anti-Unfair Competition Law of the People’s Republic of China is at an early stage and there is uncertainty with respect to its interpretations and enforcement, we are unable to determine its impact on our business.

Telecommunications Regulations

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the People’s Republic of China, which came into effect on the same date. All telecommunications activities and related activities within China are subject to the Telecommunications Regulations, which were amended in accordance with the Decision of the State Council on Amending Certain Administrative Regulations on February 6, 2016.

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

Licensing

The PRC Government licenses telecommunications businesses in accordance with their classification. Telecommunications businesses are currently classified into two broad categories of basic services and value-added services. An appendix to the Telecommunications Regulations divides each of the two categories into further sub-categories. On December 28, 2015, the MIIT promulgated the Telecommunications Service Catalogue (2015 edition), or the 2015 Catalogue, which took effect on March 1, 2016. According to the 2015 Catalogue:

•	basic telecommunications services are classified into Category I basic telecommunications services and Category II basic telecommunications services.

•	Category I basic telecommunications services include fixed-line telecommunications services (including fixed-line local, domestic long-distance and international long-distance telecommunications services and services related to maintaining international telecommunications facilities), cellular mobile telecommunications services (including 2G digital cellular mobile telecommunications services, 3G digital cellular mobile telecommunications services and LTE/4G digital cellular mobile telecommunications services), Category I satellite telecommunications services (including satellite mobile telecommunications and satellite fixed-line telecommunications services), Category I data communications services (including Internet international data telecommunications, Internet domestic long-distance data telecommunications, Internet local data telecommunications and International data communications services) and IP telephone services (including domestic and international IP telephone services).

•	Category II basic telecommunications services include trunking telecommunications services (including digital trunking telecommunications services), wireless paging services, Category II satellite telecommunications services (including lease and sales of satellite transponders and very-small-aperture-terminal, or VSAT, telecommunications services), Category II data telecommunications services (including fixed-line domestic data transmission services), services related to network access facilities (including services related to wireless network access facilities and cable network access facilities, and network services from customer premises), services related to maintaining domestic telecommunications facilities and network hosting services.

•	value-added telecommunications services are classified into Category I value-added telecommunications services and Category II value-added telecommunications services.

•	Category I value-added telecommunications services include IDC, CDN, domestic Internet virtual private network and Internet access services.

•	Category II value-added telecommunications services include on-line data processing and interchange, domestic multi-party telecommunications, store-and-forward, call center (including domestic and offshore call centers), information and coding and protocol conversion (including domain name system) services.

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

After the PRC’s accession to the WTO, on December 11, 2001, the State Council promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investments, which took effect on January 1, 2002, and were amended in accordance with the Decision of the State Council on Amending Certain Administrative Regulations on February 6, 2016. Those commitments include the gradual reduction of restrictions on foreign ownership in telecommunications enterprises in China and the step-by-step opening-up of the Chinese telecommunications market to foreign enterprises. In recent years, China gradually lifted restrictions for foreign investors in telecommunications enterprises in China and fulfilled its commitment to open up the Chinese telecommunications market. However, the following restrictions on investments in mobile, value-added telecommunications and fixed-line services remain:

•	for fixed-line services, there is no longer any geographic restriction and foreign ownership may be no more than 49%;

•	for mobile voice and data services, there is no longer any geographic restriction and foreign ownership may be no more than 49%; and

•	for value-added telecommunications services, there is no longer any geographic restriction and foreign ownership may be no more than 50%.

Spectrum and Network Number Resources

The MIIT is responsible for the management of the wireless radio frequency spectrum and the allocation of frequencies within the spectrum. The frequency assigned to a telecommunications operator may not be leased or transferred without the MIIT’s approval. In June 2017, the NDRC and the MOF jointly announced new frequency usage fees: (i) for the nationwide frequency bands, an annual rate of RMB16 million per MHz is charged for frequency bands below 960MHz, an annual rate of RMB14 million per MHz is charged for frequency bands between 960MHz and 2,300MHz, and an annual rate of RMB8 million per MHz is charged for frequency bands above 2,300MHz; (ii) for the frequency bands used in each province, an annual rate of RMB1.6 million per MHz is charged for frequency bands below 960MHz, an annual rate of RMB1.4 million per MHz is charged for frequency bands between 960MHz and 2,300MHz, and an annual rate of RMB0.8 million per MHz is charged for frequency bands above 2,300MHz; (iii) for the frequency bands used in each city, an annual rate of RMB160,000 per MHz is charged for frequency bands below 960MHz, an annual rate of RMB140,000 per MHz is charged for frequency bands between 960MHz and 2,300MHz, and an annual rate of RMB80,000 per MHz is charged for frequency bands above 2,300MHz.

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

In May 2015, the PRC government introduced the PRC Government’s policy of increasing network speed and reducing tariff. In response to such policy, we have since then offered discounts to our tariff plans. In addition, in October 2015, we launched our mobile data carry-over programs, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge. Furthermore, in light of the national policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province issued in April 2015 by the PRC Government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. On March 6, 2017, we announced that we plan to substantially reduce Internet private line access tariff for small and medium enterprises customers and international long-distance call tariff. In addition, in September 2017, we ceased charging mobile handset subscribers domestic long-distance and roaming fee. In March 2018, the PRC Government published certain guidance relating to network speed upgrade and tariff reduction in the Government Work Report made in the 13th National People’s Congress of the People’s Republic of China, and set specific goals, including but not limited to (i) stepping up network speed upgrade and tariff reduction measures, (ii) achieving full coverage of high-speed broadband in cities and towns, (iii) expanding the coverage of free Internet access in public venues, (iv) substantially reducing the tariffs of household broadband, corporate broadband and private line services, and (v) cancelling data “roaming” fee while mobile data tariff shall decrease by at least 30% in the year of 2018. As we may have to devote substantial resources, incur significant expenses and make strategic decisions on or adjustment of operation strategies in order to meet with these requirements, our compliance with the “speed upgrade and tariff reduction” policy may have an adverse effect on our financial condition, results of operations and growth prospects.

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

Universal Services

Telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government, and the MIIT has the authority to delineate the scope of its universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with the finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, and we expect to perform our duties thereunder accordingly. In December 2015, the MOF and the MIIT jointly issued the rules regarding the pilot program for universal services to be implemented in certain cities across the PRC. Since then, the MIIT has designated additional cities and villages as participants of the pilot program for universal services in public notice from time to time. Pursuant to the pilot program for universal services, we undertook broadband construction projects in 16,134 villages from 2016 to 2017, out of which broadband construction projects in 3,557 villages were undertaken in 2017.

The MIIT has required major Chinese telecommunications service providers, including Unicom Group and former Netcom Group, to participate in a project to provide telecommunications services in tens of thousands of remote villages in certain designated provinces in China as transitional measures prior to the formalization of a universal service obligation framework. In participating in this project, Unicom Group has undertaken the universal service obligation to extend telecommunications service coverage to all administrative-level villages primarily through its fixed-line and mobile broadband networks. Currently, with our assistance, Unicom Group is further extending telecommunications service coverage to natural villages in remote areas in China as designated by the MIIT. We have been assisting Unicom Group in providing mobile telecommunications services to these remote villages and are responsible for the operation and maintenance of the relevant network facilities in our service areas. See “D. Risk Factors — Risks Relating to the Telecommunications Industry in China — The PRC Government may require us, along with other telecommunications service providers in China, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services” under Item 3.

Sharing of Telecommunications Infrastructure.

In May 2017, the MIIT and the SASAC jointly issued the 2017 Implementation Opinions on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure, or the Opinions. The Opinions require that the supporting facilities for base stations, such as the telecommunications towers, and the indoor distribution systems for public transportation and buildings, shall generally be planned, constructed and delivered by the Tower Company, except that certain facilities may be constructed by a telecommunications operator if serving only such operators’ demand. The Opinions also set forth the sharing requirements in the construction of FTTH infrastructure. In newly-built residential areas, commercial areas and campus, FTTH construction must strictly observe the applicable national and local standards. Telecommunication operators are prohibited from entering into any exclusivity arrangement with real estate developers or property management companies. In the upgrading of FTTH for existing residential areas, commercial areas and campus, telecommunication operators and relevant stakeholders must cooperate with each other to comply with the joint construction and sharing requirements. Moreover, with respect to transmission facilities, sharing and joint construction of transmission poles and pipeline is mandatory whenever conditions so allow. It is expected that the sharing of telecommunications infrastructure would enable us to expand our service coverage at lower cost, and thus enhance our service quality and operating efficiency.

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

Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit privately-owned enterprises to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. Although the initial trial period of the pilot program ended on December 31, 2015, the mobile services leasing and repackaging will continue to be governed by the rules of the pilot program until the MIIT issues any further rule. On January 6, 2016, the MIIT issued the Guidance on the Wholesale Price Adjustments of Mobile Telecommunications Resale Business (关于移动通信转售业务批发价格调整的指导意见), pursuant to which the MIIT required that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar businesses of the mobile networks operators. We have been promoting the sustainable development of the resale business through cooperation to achieve win-win results. As of December 31, 2017, 31 companies purchased mobile services covering approximately 45 million end customers from us, accounting for approximately 73% of the total market share as of the same date in terms of the number of end customers.

VAT Applicable to the Telecommunications Services

The PRC Government implemented value-added tax, or VAT, to replace business tax relating to the telecommunications services in China on June 1, 2014. Effective as of May 1, 2016, VAT became applicable to all the other industries in China. Furthermore, as of May 1, 2018, the rate of VAT applicable to our basic telecommunications services would be reduced from 11% to 10%, and the rate of VAT applicable to our sales of telecommunications products would be reduced from 17% to 16%.

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

Others

As a company with substantially all of our operations in China, we, along with our ultimate controlling shareholder, Unicom Group, are subject to various regulations of the PRC Government in addition to those regulating telecommunications industry. PRC regulatory authorities, such as the State Bureau of Taxation, National Audit Office and SAIC, exercise extensive oversight over various aspects of our businesses and conduct various regular inspections, examinations and/or audits on us and Unicom Group. As required by the relevant PRC laws and regulations, Unicom Group, as one of the key State-owned enterprises under the direct supervision of the SASAC, is also subject to routine audits by the National Audit Office, or the NAO as well as other PRC regulatory authorities.

In addition, the SASAC has an indirect influence over us as our ultimate controlling shareholder, Unicom Group, is under the direct supervision of the SASAC. In particular, the SASAC may designate certain nominees and request Unicom Group to propose the appointment of such nominees as our directors and senior management. The SASAC may also request Unicom Group to remove our directors and senior management in accordance with relevant procedures provided by applicable law and our articles of association.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2017 that requires disclosure in this under Section 13(r) of the Exchange Act of 1934, as amended, except as set forth below.

Our ultimate controlling shareholder, Unicom Group, is a party to the international roaming agreements with Mobile Company of Iran, or MCI, and MTN Irancell, or MTN, respectively. We have been informed by Unicom Group that, in 2017, the estimated gross revenue Unicom Group generated from such inbound international roaming traffic with MCI and MTN was approximately RMB367,534 and RMB6,003, respectively, and the estimated total amount paid by Unicom Group to MCI and MTN for the outbound international roaming traffic was approximately RMB64,290 and approximately RMB356,908, respectively. Unicom Group does not customarily allocate net profit on a country-by-country or activity-by-activity basis, and therefore it is not possible to determine accurately the precise net profits attributable to such transactions with MCI and MTN. Unicom Group estimates that the net profits attributable to the transactions with MCI and MTN were negligible relevant to its overall net profits. We understand that Unicom Group intends to continue these activities in the future.

C.	Organizational Structure

We are incorporated in Hong Kong and as of April 13, 2018, we were (i) 53.5% owned by Unicom BVI, which was 17.9% owned by Unicom Group and 82.1% owned by the A Share Company, which in turn was 36.7% owned by Unicom Group, (ii) 26.4% owned by Unicom Group BVI, which in turn was 100% owned by Unicom Group, and (iii) 20.1% owned by public shareholders. See “— A. History and Development of the Company” above. Set forth below are details of our significant subsidiaries.

Name of Subsidiary	Place of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
Unicom Vsens Telecommunications Company Limited	China	100%
Unicom New Horizon Telecommunications Company Limited	China	100%
China Unicom (Hong Kong) Operations Limited	Hong Kong	100%
China Unicom (Americas) Operations Limited	United States	100%
China Unicom (Singapore) Operations Pte. Ltd.	Singapore	100%
China Unicom (Europe) Operations Limited	United Kingdom	100%
China Unicom (Japan) Operations Corporation	Japan	100%
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar	100%
China Unicom (Australia) Operations Pty Limited	Australia	100%
China Unicom Global Limited	Hong Kong	100%
China Unicom (Russia) Operations Limited Liability Company	Russia	100%
China Unicom (Brazil) Telecommunications Company Limited	Brazil	100%
China Unicom Finance Company Limited	China	91%
China Unicom Big Data Company Limited	China	100%
China Unicom (Guangdong Branch) Internet Industry Limited	China	100%
China Unicom (Zhejiang) Industry Internet Company Limited	China	100%
China Unicom (ShanDong) Industrial Internet Company Limited	China	100%

D.	Properties

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

Overview

We are an integrated telecommunications operator in China providing voice usage, broadband and mobile data services, data and Internet application services, other value-added services, leased lines and associated services and telecommunications products to our customers. In recent years, we have continued to extend the coverage of all of our services nationwide. We, China Mobile and China Telecom are the three major telecommunications operators in China.

The table below sets forth revenue from our major services and their respective percentage of our total revenue in 2015, 2016 and 2017.

	For the Year Ended December 31,
	2015		2016		2017
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	277,049	100.0	274,197	100.0	274,829	100.0
Total service revenue(1)	232,976	84.1	238,033	86.8	249,015	90.6
Voice usage and monthly fees	57,030	20.6	47,500	17.3	39,154	14.2
Broadband and mobile data services	105,634	38.1	118,209	43.1	137,133	49.9
Data and Internet application services	12,936	4.7	17,782	6.5	20,074	7.3
Other value-added services	27,411	9.9	24,187	8.8	22,793	8.3
Interconnection fees	15,514	5.6	14,748	5.4	14,233	5.2

	For the Year Ended December 31,
	2015		2016		2017
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Leased lines and associated services	11,484	4.1	11,618	4.2	12,519	4.6
Other services	2,967	1.1	3,989	1.5	3,109	1.1
Sales of telecommunications products(2)	44,073	15.9	36,164	13.2	25,814	9.4

(1)	As our business continues to evolve, we have been engaged in further integration of our mobile services, fixed-line services and other services, including offering more bundled service packages across mobile and fixed-line services. As such, in 2017, we began presenting the breakdown of service revenue as revenue from voice usage and monthly fees, broadband and mobile data services, data and Internet application services, other value-added services, interconnection fees, leased lines and associated services and other services. The relevant presentation for our service revenue in 2015 and 2016 has therefore been reclassified to conform with current year’s presentation.
(2)	Revenue from sales of products associated with the ICT business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as revenue from sales of telecommunications products to better reflect the commercial nature of the transactions. The related figures for the years ended December 31, 2015 and 2016 have been reclassified on the same basis.

Our service revenue primarily consists of the following:

•	revenue from voice usage and monthly fees for our mobile and fixed-line voice services, which are recognized when we render the services to our customers;

•	revenue from broadband and mobile data services, which are recognized when the services are provided to customers;

•	revenue from data and Internet application services mainly representing revenue from the provision of data storage and application, information communications technology and other Internet-related service, which are recognized when services are rendered;

•	revenue from other value-added services revenue mainly representing revenue from the provision of short message, cool ringtone, “Personalized Ring”, caller number display and secretarial services, which are recognized when services are rendered;

•	revenue from interconnection fees representing revenue received or receivable from other domestic and foreign telecommunications operators for the use of the Group’s telecommunications network, which are recognized when service is rendered;

•	revenue from leased lines and associated services representing income from offering lines and customer-end equipment to customers for usage and related services, which are recognized on a straight-line basis over the lease and service period;

•	revenue from other services representing revenue from broadband installation services, subscriber points reward program, real property leasing services and certain other miscellaneous services; and

•	revenue from sales of telecommunications products mainly representing revenue from sale of mobile handsets, fixed-line terminals and accessories, which are recognized when title has been passed to the buyers.

The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2015, 2016 and 2017.

	For the Year Ended December 31,
	2015		2016		2017
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	277,049	100.0	274,197	100.0	274,829	100.0
Costs, expenses and others	263,014	94.9	273,413	99.7	272,236	99.1
Interconnection charges	13,093	4.7	12,739	4.6	12,617	4.6
Depreciation and amortization	76,738	27.7	76,805	28.0	77,492	28.2
Network, operation and support expenses	42,308	15.3	51,167	18.7	54,507	19.8
Employee benefit expenses	35,140	12.7	36,907	13.5	42,471	15.5
Selling and marketing	31,965	11.5	34,646	12.6	34,086	12.4
General, administrative and other expenses(1)	20,962	7.6	19,939	7.3	23,080	8.4
Cost of telecommunications products sold(1)	46,079	16.6	39,301	14.3	26,643	9.7
Finance costs, net of interest income	6,496	2.3	3,857	1.4	4,087	1.5
Other income-net	(9,767)	(3.5)	(1,948)	(0.7)	(2,747)	(1.0)

(1)	Revenue from sales of products associated with the ICT business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as revenue from sales of telecommunications products to better reflect the commercial nature of the transactions. Correspondingly, certain cost of sales of products associated with the ICT business, which was previously recorded as part of the general, administrative and other expenses, has been reclassified as part of the cost of telecommunications product sold. The related figures for the years ended December 31, 2015 and 2016 have been reclassified on the same basis.

Our major costs and expenses include the following:

•	interconnection expenses, representing amounts paid to other operators for calls from our networks to their networks and for calls made by our subscribers roaming in their networks;

•	depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets;

•	network, operation and support expenses, primarily including repairs and maintenance, power and water charges, operating lease charges for network, premises, equipment and facilities, operating lease and other service charges to Tower Company and others;

•	employee benefit expenses, primarily including salaries and wages, contributions to defined contribution pension schemes, contributions to medical insurance, contributions to housing fund and other benefits;

•	selling and marketing expenses, primarily including commission and other service expenses, advertising and promotion expenses, Internet access terminal maintenance expenses and customer retention costs;

•	general, administrative and other expenses, primarily including impairment losses for doubtful debts and write-down of inventories, auditors’ remuneration, property management fee, office and administrative expenses, transportation expense, miscellaneous taxes and fees, service technical support expenses, repairs and maintenance expenses, loss on disposal of property, plant and equipment and others;

•	cost of telecommunications products sold, primarily including costs of handsets and other telecommunication products and others; and

•	finance costs, net of interest income, primarily including interest expenses, net of interest income.

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

Sales of services and goods

•	Voice usage and monthly fees are recognized when the services are rendered;

•	Revenue from the provision of broadband and mobile data services are recognized when the services are provided to customers;

•	Data and Internet application service revenue, which mainly represent revenue from the provision of data storage and application, information communications technology and other Internet-related service, are recognized when services are rendered;

•	Other value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, “Personalized Ring”, caller number display and secretarial services, are recognized when services are rendered;

•	Interconnection fees represent revenue received or receivables from other domestic and foreign telecommunications operators for the use of our telecommunications network, are recognized when the services are rendered;

•	Revenue from leased lines and associated services, which mainly represents income from offering lines and customer-end equipment to customers for usage and related services are recognized on a straight-line basis over the respective lease and service period;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognized when titles have been passed to the buyers; and

•	Preferential packages to the customers which include the bundled sale of mobile handsets and provision of services. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of the telecommunications services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition.

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

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2015, 2016 and 2017.

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

For temporary differences which give rise to deferred tax assets, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to deductible tax losses, unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, and allowance for doubtful debts. Due to the effects of these temporary differences on income tax, we have recorded net deferred tax assets amounting to approximately RMB5,973 million as of December 31, 2017. Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

Up to the date of issue of our 2017 financial statements, the following amendments, new standards and interpretations have been issued but not yet effective for the annual accounting period ended December 31, 2017 and have not been adopted by us in our 2017 financial statements:

Effective for accounting periods beginning on or after
IFRS 9 (2014) “Financial instruments”	1 January 2018
IFRS 15 “Revenue from contracts with customers”	1 January 2018
Amendments to IFRS 2, Share-based payment “Classification and measurement of share-based payment transactions”	1 January 2018
Amendments to IFRS 40, Investment property “Transfer of investment property”	1 January 2018
IFRIC 22, “Foreign currency transaction and advance consideration”	1 January 2018
Annual Improvements to IFRSs 2014-2016 Cycle	January 1, 2019
IFRS 16 “Leases”	January 1, 2019
IFRIC 23, “Uncertainty over income tax treatments”	January 1, 2019

Operating Results

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

In 2017, we continued to actively develop full-service operation with a focus on 4G services and fixed-line broadband services. Total revenue in 2017 was RMB274.83 billion, representing an increase of 0.2% from RMB274.20 billion in 2016. The increase in our total revenue was primarily due to the increase of RMB10.98 billion, or 4.6%, in our total service revenue from RMB238.03 billion in 2016 to RMB249.02 billion in 2017, partially offset by the decrease of RMB10.35 billion, or 28.6%, in sales of telecommunications products from RMB36.16 billion in 2016 to RMB25.81 billion in 2017. The service revenue represented 86.8% and 90.6% of our total revenue in 2016 and 2017, respectively. The growth in our service revenue was primarily due to an increase of RMB18.92 billion, or 16.0% in our revenue from broadband and mobile data services from RMB118.21 billion in 2016 to RMB137.13 billion in 2017, which was partially offset by decrease of RMB8.35 billion, or 17.6% in our revenue from voice usage and monthly fees from RMB47.50 billion in 2016 to RMB39.15 billion in 2017.

The table below sets forth the composition of our revenue for the years ended December 31, 2016 and 2017, respectively.

	For the Year Ended December 31,
	2016		2017
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	274,197	100.0	274,829	100.0
Total service revenue(1)(2)	238,033	86.8	249,015	90.6
Voice usage and monthly fees	47,500	17.3	39,154	14.2
Broadband and mobile data services	118,209	43.1	137,133	49.9
Data and Internet application services	17,782	6.5	20,074	7.3
Other value-added services	24,187	8.8	22,793	8.3
Interconnection fees	14,748	5.4	14,233	5.2
Leased lines and associated services	11,618	4.2	12,519	4.6
Other services	3,989	1.5	3,109	1.1
Sales of telecommunications products(2)	36,164	13.2	25,814	9.4

(1)	As our business continues to evolve, we have been engaged in further integration of our mobile services, fixed-line services and other services, including offering more bundled service packages across mobile and fixed-line services. As such, in 2017, we began presenting the breakdown of service revenue as revenue from voice usage and monthly fees, broadband and mobile data services, data and Internet application services, other value-added services, interconnection fees, leased lines and associated services and other services. The relevant presentation for our service revenue in 2016 has therefore been reclassified to conform with current year’s presentation.

(2)	Revenue from sales of products associated with the ICT business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as revenue from sales of telecommunications products to better reflect the commercial nature of the transactions. The related figures for the year ended December 31, 2016 has been reclassified on the same basis.

Voice Usage and Monthly Fees. Voice usage include local usage fees charged for local voice calls and VoIP long-distance calls, and long-distance usage fees for domestic and international long-distance calls originated by our mobile and fixed-line subscribers, users of our pre-paid phone cards and certain other customers. Monthly fees represent the fixed amount of service charges to our customers for using our mobile and fixed-line voice services.

Our service revenue from voice usage and monthly fees was RMB39.15 billion in 2017, representing a decrease of 17.6% from RMB47.50 billion in 2016. The decrease in our revenue from voice usage and monthly fees was primarily as a result of (i) the intensifying competition among the major PRC telecommunications operators, (ii) the implementation of the PRC Government’s “speed upgrade and tariff reduction” policy, as well as our cancelling of mobile handset subscribers domestic long-distance and roaming fee in September 2017, and (iii) the continuing decline in the number of fixed-line local access subscribers and revenue due to the continuing effect of mobile substitution, as such decline was not fully offset by the corresponding increase in revenue from mobile voice usage. We expect the above factors to have a continuing effect on our usage fees and monthly fees in the foreseeable future. As a percentage of total revenue, revenue from our voice usage and monthly fees decreased from 17.3% in 2016 to 14.2% in 2017.

Broadband and Mobile Data Services. Our service revenue from broadband and mobile data services consist primarily of revenue from our fixed-line broadband and mobile data services. Due to our proactive promotion of integrated broadband and mobile data services, our service revenue from broadband and mobile data services amounted to RMB137.13 billion in 2017, representing an increase of 16.0% from RMB118.21 billion in 2016. The increase was partially offset by the implementation of the PRC Government’s “speed upgrade and tariff reduction” policy. As a percentage of total revenue, service revenue from our broadband and mobile data services increased from 43.1% in 2016 to 49.9% in 2017.

Data and Internet Application Services. Our service revenue from data and Internet application services primarily include revenue from data storage and application, information communications technology and other Internet-related services. Our service revenue from data and Internet application services increased by 12.9% from RMB17.78 billion in 2016 to RMB20.07 billion in 2017. The increase in our service revenue from data and Internet application services was primarily as a result of our cooperation with Internet companies under 2I2C model to offer their users data promotion and other packages, and our focus on providing content-based services to our customers. As a percentage of total revenue, service revenue from our data and Internet application services increased from 6.5% in 2016 to 7.3% in 2017.

Other value-added Services. Our service revenue from other value-added services primarily include revenue from SMSs, Cool Ringtone, “Personalized Ring”, call number display and secretarial services to subscribers. Our service revenue from other value-added services decreased by 5.8% from RMB24.19 billion in 2016 to RMB22.79 billion in 2017. The decrease in our service revenue from other value-added services was primarily as a result of a declining trend of customers using ringtone or certain other voice service related services. As a percentage of total revenue, service revenue from other value-added services decreased from 8.8% in 2016 to 8.3% in 2017.

Interconnection Fees. Interconnection fees primarily include revenue received or receivable from other domestic and foreign telecommunications operators for the use of our telecommunications network Our service revenue from interconnection fees decreased by 3.5% from RMB14.75 billion in 2016 to RMB14.23 billion in 2017. The decrease in our service revenue from interconnection fees was primarily as a result of the decrease in the volume of the interconnection voice calls primarily due to a substitution trend that mobile subscribers use certain value-added telecommunications applications or services in lieu of voice calls for communication purposes. As a percentage of total revenue, revenue from interconnection fees slightly decreased from 5.4% in 2016 to 5.2% in 2017.

Leased Lines and Associated Services. Our service revenue from leased lines and associated services primarily include income from offering lines and customer-end equipment to customers for usage and related services. Our service revenue from leased lines and associated services increased by 7.8% from RMB11.62 billion in 2016 to RMB12.52 billion in 2017. The increase in our service revenue from leased lines and associated services was primarily driven by the increasing demand by enterprises and government for our lines and other network elements leasing services. As a percentage of total revenue, revenue from leased lines and associated services increased from 4.2% in 2016 to 4.6% in 2017.

Other Services. Our service revenue from other services primarily include broadband installation services, subscriber points reward program and certain other miscellaneous services. Service revenue from other services decreased by 22.1% from RMB3.99 billion in 2016 to RMB3.11 billion in 2017, mainly due to the increase in our subscriber points and the usage of subscriber points. As a percentage of total revenue, service revenue from other services decreased from 1.5% in 2016 to 1.1% in 2017.

Sales of Telecommunications Products. Our sales of telecommunications products decreased by 28.6% from RMB36.16 billion in 2016 to RMB25.81 billion in 2017, mainly due to the decrease in the sales amount of our mobile handsets as we changed our sales and marketing model from attracting customers mainly via sales of telecommunications products and providing handset subsidies to attracting customers mainly by our mobile data service packages. We expect such adjustment in our sales and marketing model to have a continuing effect on our revenue from sales of telecommunications products in the foreseeable future. As a percentage of total revenue, our sales of telecommunications products decreased from 13.2% in 2016 to 9.4% in 2017.

Costs, Expenses and Others

Total costs, expenses and others in 2017 were RMB272.24 billion, representing a decrease of 0.4% from RMB273.41 billion in 2016. The decrease in total costs, expenses and others was primarily due to a 32.2% decrease in cost of telecommunications products sold as a result of the decrease in our sales of telecommunications products, which was partially offset by increase in network, operation and support expenses, employee benefit expenses and general, administrative and other expenses, partially offset by the increase in our general, administrative and other expenses, employee benefit expenses and network, operation and support expenses.

The table below sets forth the major items of costs, expenses and others and their respective percentage of the total revenue in 2016 and 2017:

	For the Year Ended December 31,
	2016		2017
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	274,197	100.0	274,829	100.0
Costs, expenses and others	273,413	99.7	272,236	99.1
Interconnection charges	12,739	4.6	12,617	4.6
Depreciation and amortization	76,805	28.0	77,492	28.2
Network, operation and support expenses	51,167	18.7	54,507	19.8
Employee benefit expenses	36,907	13.5	42,471	15.5
Selling and marketing expenses	34,646	12.6	34,086	12.4
General, administrative and other expenses(1)	19,939	7.3	23,080	8.4
Cost of telecommunications products sold(1)	39,301	14.3	26,643	9.7
Finance costs, net of interest income	3,857	1.4	4,087	1.5
Other income-net	(1,948)	(0.7)	(2,747)	(1.0)

(1)	Revenue from sales of products associated with the ICT business, which was previously recorded as part of the service revenue, has been reclassified as revenue from sales of telecommunications products to reflect the commercial nature of the transaction. Correspondingly, certain cost of sales of products associated with the ICT business, which was previously recorded as part of the general, administrative and other expenses, has been reclassified as part of the cost of telecommunications products sold. The related costs for the year ended December 31, 2016 has been reclassified on the same basis.

Interconnection Charges. Interconnection charges were RMB12.62 billion in 2017, down by 1.0% from RMB12.74 billion in 2016, primarily due to the decrease in volume of the interconnection voice calls. Interconnection charges as a percentage of total revenue remained stable in 2017 as compared with 2016.

Depreciation and Amortization. Our depreciation and amortization expenses were RMB77.49 billion in 2017, up by 0.9% from RMB76.81 billion in 2016 mainly due to the increase in our property, plant and equipment. As a percentage of total revenue, our depreciation and amortization expenses slightly increased from 28.0% in 2016 to 28.2% in 2017.

Network, Operation and Support Expenses. We incurred network, operation and support expenses of RMB54.51 billion in 2017, up by 6.5% from RMB51.17 billion in 2016, primarily due to the increase in the operating lease and other service charges of telecommunications towers and related assets payable to the Tower Company, and the increase in our other spending to maintain network quality and customer experience. Network, operation and support expenses, as a percentage of total revenue, increased from 18.7% in 2016 to 19.8% in 2017.

Employee Benefit Expenses. Our employee benefit expenses increased by 15.1% from RMB36.91 billion in 2016 to RMB42.47 billion in 2017, mainly due to the increase in compensation for our front-line staff, and, as a percentage of total revenue, increased from 13.5% in 2016 to 15.5% in 2017.

Selling and Marketing Expenses. Our selling and marketing expenses were RMB34.09 billion in 2017, down by 1.6% from RMB34.65 billion in 2016, primarily due to the decrease in the service fees we paid to traditional marketing channels as we cooperated with Internet companies under 2I2C model to offer their users data promotion and other packages, and we disengaged certain sales outlets and stores with low efficiency and low contribution, and as a percentage of total revenue, slightly decreased from 12.6% in 2016 to 12.4% in 2017.

General, Administrative and Other Expenses. Our general, administrative and other expenses were RMB23.08 billion in 2017 and accounted for 8.4% of total revenue, up by 15.8% from RMB19.94 billion in 2016, primarily because we had a net loss in an amount of RMB3.49 billion on disposal of property, plant and equipment in 2017. As a percentage of total revenue, general, administrative and other expenses increased from 7.3% in 2016 to 8.4% in 2017.

Cost of Telecommunications Products Sold. In 2017, the cost of telecommunications products sold amounted to RMB26.64 billion, down by 32.2% from RMB39.30 billion in 2016, generally in line with the decrease in the sales of telecommunications products in 2017 as we reduced handset subsidies to our customers mainly due to the decrease in our sales of telecommunications products. As a percentage of total revenue, cost of telecommunication products sold decreased from 14.3% in 2016 to 9.7% in 2017.

Finance Costs, Net of Interest Income. Our finance costs, net of interest income, increased by 6.0% from RMB3.86 billion in 2016 to RMB4.09 billion in 2017, which was primarily due to the increase in our payment of interest on bank loans repayable within five years, partially offset by the decrease in our payment of interest on corporate bonds, promissory notes and commercial papers repayable within five years as we made full repayments for certain of such debt and our loss of foreign exchange settlement mainly as a result of appreciation in exchange rate of Renminbi against U.S. dollars. As a percentage of total revenue, finance cost, net of interest income, slightly increased from 1.4% in 2016 to 1.5% in 2017.

Other Income-Net. In 2017, other income-net was RMB2.75 billion in 2017, representing an increase by 41.0% from RMB1.95 billion in 2016, primarily as a result of increase in our share of net profit of associates and our share of net profit of the Tower Company. As a percentage of total revenue, other income-net increased from 0.7% in 2016 to 1.0% in 2017.

Income Before Income Tax

In 2017, our income before income tax was RMB2.59 billion, representing a significant increase from RMB0.78 billion in 2016, primarily driven by (i) a 16.0% increase in our service revenue from broadband and mobile data services, (ii) a 32.2% decrease in our cost of telecommunications products sold, and (iii) a 12.9% increase in our service revenue from data and Internet application services. This was partially offset by (i) the 28.6% decrease in our revenue from sales of telecommunications products, (ii) the 17.6% decrease in our service revenue from voice usage and monthly fees, (iii) the 6.5% increase in our network, operation and support expenses, (iv) the 15.1% increase in our employees benefit expenses and (v) the 15.8% increase in our general, administrative and other expenses.

Income Tax

Our income tax was RMB0.74 billion in 2017, up by 382.5% from RMB0.15 billion in 2016, primarily due to the increase in our income before income tax. Our effective tax rate in 2017 was 28.6%, up by 9.0 percentage points from 19.6% in 2016, primarily because (i) certain expenses paid by CUCL in 2017 were not tax deductible, and (ii) we did not recognize certain unused tax losses in 2017 as deferred tax assets.

Net Income for the Year

As a result of the foregoing, our net income was RMB1.85 billion in 2017, representing a significant increase from RMB0.63 billion in 2016 primarily due to the increase in our income before income tax. Our basic earnings per share was RMB0.07 in 2017, compared to RMB0.03 in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

In 2016, we continued to actively develop full-service operation with a focus on 4G services and fixed-line broadband services. Total revenue in 2016 was RMB274.20 billion, representing a decrease of 1.0% from RMB277.05 billion in 2015. The decrease in our total revenue was primarily due to the decrease of RMB7.91 billion, or 17.9%, in our revenue from sales of telecommunications products from RMB44.07 billion in 2015 to RMB36.16 billion in 2016, which was partially offset by the increase in total service revenue of RMB5.06 billion, or 2.2%, from RMB232.98 billion in 2015 to RMB238.03 billion in 2016. Our service revenue represents 84.1% and 86.8% of our total revenue in 2015 and 2016, respectively. The growth in our service revenue was primarily drive by an increase in our revenue from broadband and mobile data services and data and Internet application services, which was partially offset by decrease in our service revenue from voice usage and monthly fees and other value-added services.

The table below sets forth the composition of our total revenue and each revenue item’s respective share of total revenue for the years ended December 31, 2015 and 2016.

	2015		2016
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	277,049	100.0	274,197	100.0
Total service revenue(1)(2)	232,976	84.1	238,033	86.8
Voice usage and monthly fees	57,030	20.6	47,500	17.3
Broadband and mobile data services	105,634	38.1	118,209	43.1
Data and Internet application services	12,936	4.7	17,782	6.5
Other value-added services	27,411	9.9	24,187	8.8
Interconnection fees	15,514	5.6	14,748	5.4
Leased lines and associated services	11,484	4.1	11,618	4.2
Other services	2,967	1.1	3,989	1.5
Sales of telecommunications products(2)	44,073	15.9	36,164	13.2

(1)	As our business continues to evolve, we have been engaged in further integration of our mobile services, fixed-line services and other services, including offering more bundled service packages across mobile and fixed-line services. As such, in 2017, we began presenting the breakdown of service revenue as revenue from voice usage and monthly fees, broadband and mobile data services, data and Internet application services, other value-added services, interconnection fees, leased lines and associated services and other services. The relevant presentation for our service revenue in 2015 and 2016 has therefore been reclassified to conform with current year’s presentation.
(2)	Revenue from sales of products associated with the ICT business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as revenue from sales of telecommunications products to better reflect the commercial nature of the transactions. The related figures for the years ended December 31, 2015 and 2016 have been reclassified on the same basis.

Voice Usage and Monthly Fees. Voice usage include local usage fees charged for local voice calls and VoIP long-distance calls, and long-distance usage fees for domestic and international long-distance calls originated by our mobile and fixed-line subscribers, users of our pre-paid phone cards and certain other customers. Monthly fees represent the fixed amount of service charges to our customers for using our mobile and fixed-line voice services.

Our service revenue from voice usage and monthly fees were RMB47.50 billion in 2016, representing a decrease of 16.7% from RMB57.03 billion in 2015. The decrease in our revenue from voice usage and monthly fees was primarily as a result of (i) the intensifying competition among the major PRC telecommunications operators and (ii) the implementation of the PRC Government’s “speed upgrade and tariff reduction” policy. As a percentage of total revenue, revenue from our voice usage and monthly fees decreased from 20.6% in 2015 to 17.3% in 2016. We expect the above factors to have a continuing effect on our usage fees and monthly fees in the foreseeable future.

Broadband and Mobile Data Services. Our service revenue from broadband and mobile data services consist primarily of revenue from our fixed-line broadband and mobile data services. Due to our proactive promotion of 4G data services, our service revenue from broadband and mobile data services was RMB118.21 billion in 2016, representing an increase of 11.9% from RMB105.63 billion in 2015. The increase was partially offset by the implementation of the PRC Government’s “speed upgrade and tariff reduction” policy and our unused mobile data carry over policy. As a percentage of total service revenue, service revenue from our broadband and mobile data services increased from 38.1% in 2015 to 43.1% in 2016.

Data and Internet Application Services. Our service revenue from data and Internet application services primarily include revenue from data storage and application, information communications technology and other Internet-related services. Our service revenue from data and Internet application services increased by 37.5% from RMB12.94 billion in 2015 to RMB17.78 billion in 2016. The increase in our service revenue from data and Internet application services was primarily driven by the increasing demand for our data storage and application, information communications technology and other Internet-related services. As a percentage of total revenue, service revenue from our data and Internet application services increased from 4.7% in 2015 to 6.5% in 2016.

Other value-added Services. Our service revenue from other value-added services primarily include revenue from SMSs, Cool Ringtone, “Personalized Ring”, call number display and secretarial services to subscribers. Our service revenue from other value-added services decreased by 11.8% from RMB27.41 billion in 2015 to RMB24.19 billion in 2016. The decrease in our service revenue from other value-added services was primarily as a result of the decrease in subscribers of Cool Ringtone, “Personalized Ring” and other voice value-added services. As a percentage of total revenue, service revenue from our other value-added services decreased from 9.9% in 2015 to 8.8% in 2016.

Interconnection Fees. Interconnection fees primarily include revenue received or receivable from other domestic and foreign telecommunications operators for the use of the Group’s telecommunications network Our service revenue from interconnection fees decreased by 4.9% from RMB15.51 billion in 2015 to RMB14.75 billion in 2016. The decrease in our service revenue from interconnection fees was primarily as a result of a substitution trend that mobile subscribers use certain value-added telecommunications applications or services in lieu of voice calls for communication purposes. As a percentage of total revenue, service revenue from our interconnection fees decreased from 5.6% in 2015 to 5.4% in 2016.

Leased Lines and Associated Services. Our service revenue from leased lines and associated services primarily include income from offering lines and customer-end equipment to customers for usage and related services. Our service revenue from leased lines and associated services increased by 1.2% from RMB11.48 billion in 2015 to RMB11.62 billion in 2016. The increase in our service revenue from leased lines and associated services was primarily driven by the increasing demand by enterprises and government for our lines and other network elements leasing services. As a percentage of total revenue, service revenue from our leased lines and associated services increased from 4.1% in 2015 to 4.2% in 2016.

Other Services. Our service revenue from other services primarily include broadband installation services, subscriber points reward program and certain other miscellaneous services. Service revenue from other services increased by 34.4% from RMB2.97 billion in 2015 to RMB3.99 billion in 2016, mainly due to the increase in our mobile telecommunications resale business. As a percentage of total revenue, service revenue from our other services increased from 1.1% in 2015 to 1.5% in 2016.

Sales of Telecommunications Products. Our sales of telecommunications products decreased by 17.9% from RMB44.07 billion in 2015 to RMB36.16 billion in 2016, mainly due to the decrease in the sales amount of our mobile handsets as we reduced handset subsidies to our customers. We expect the above factors to have a continuing effect on our revenue from sales of telecommunications products in the foreseeable future. As a percentage of total revenue, our sales of telecommunications products decreased from 15.9% in 2015 to 13.2% in 2016.

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

The table below sets forth the major items of costs, expenses and others and their respective percentage of the total revenue in 2015 and 2016:

	For the Year Ended December 31,
	2015		2016
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	277,049	100.0	274,197	100.0
Costs, expenses and others	263,014	94.9	273,413	99.7
Interconnection charges	13,093	4.7	12,739	4.6
Depreciation and amortization	76,738	27.7	76,805	28.0
Network, operation and support expenses	42,308	15.3	51,167	18.7
Employee benefit expenses	35,140	12.7	36,907	13.5
Selling and marketing expenses	31,965	11.5	34,646	12.6
General, administrative and other expenses(1)	20,962	7.6	19,939	7.3
Cost of telecommunications products sold(1)	46,079	16.6	39,301	14.3
Finance costs, net of interest income	6,496	2.3	3,857	1.4
Other income-net	(9,767)	(3.5)	(1,948)	(0.7)

(1)	Revenue from sales of products associated with the ICT business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as revenue from sales of telecommunications products to better reflect the commercial nature of the transactions. Correspondingly, we certain cost of sales of products associated with the ICT business, which was previously recorded as part of the general, administrative and other expenses, has been reclassified as part of the cost of telecommunications products sold. The related costs for the years ended December 31, 2015 and 2016 have been reclassified on the same basis.

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

Employee Benefit Expenses. Our employee benefit expenses increased by 5.0% from RMB35.14 billion in 2015 to RMB36.91 billion in 2016, mainly due to the increases in salaries and wages as well as contributions to defined contribution pension schemes, medical insurance and housing benefits, and as a percentage of total revenue, increased from 12.7% in 2015 to 13.5% in 2016.

Selling and Marketing Expenses. Our selling and marketing expenses were RMB34.65 billion in 2016, up by 8.4% from RMB31.97 billion in 2015, primarily due to our strengthened selling and marketing efforts to accelerate business development, strive for revenue growth and enhance customer quality, and as a percentage of total revenue, increased from 11.5% in 2015 to 12.6% in 2016.

General, Administrative and Other Expenses. Our general, administrative and other expenses were RMB19.94 billion in 2016 and accounted for 7.3% of total revenue, down by 4.9% from RMB20.96 billion in 2015, primarily due to the decrease in our loss on asset disposal related to fiber-optic network upgrade. As a percentage of total revenue, general, administrative and other expenses decreased from 7.6% in 2015 to 7.3% in 2016.

Cost of Telecommunications Products Sold. In 2016, the cost of telecommunications products sold amounted to RMB39.30 billion, down by 14.7% from RMB46.08 billion in 2015, primarily due to the decrease in sales of telecommunications terminal products in 2016. As a percentage of total revenue, cost of telecommunications products sold decreased from 16.6% in 2015 to 14.3% in 2016.

Finance Costs, Net of Interest Income. Our finance costs, net of interest income, decreased by 40.6% from RMB6.50 billion in 2015 to RMB3.86 billion in 2016, which was primarily because we had losses of foreign exchange settlement as a result of fluctuations in exchange rate of Renminbi against the other currencies in 2015 and we made full repayment of our outstanding U.S. dollar-denominated convertible bonds when due on October 18, 2015, which reduced our exposure to losses relating to foreign currency denominated liabilities. As a percentage of total revenue, finance cost, net of interest income, decreased from 2.3% in 2015 to 1.4% in 2016.

Other Income-Net. In 2016, other income-net was RMB1.95 billion, representing a significant decrease from 2015, primarily as a result of the one-off effect of the net gain in an amount of RMB9.25 billion (before tax) on disposal of telecommunications towers to the Tower Company in 2015. As a percentage of total revenue, other income-net decreased from 3.5% in 2015 to 0.7% in 2016.

Income Before Income Tax

In 2016, our income before income tax was RMB0.78 billion, down by 94.4% from RMB14.04 billion in 2015, primarily because (i) we had a one-off net gain in an amount of RMB9.25 billion (before tax) on disposal of telecommunications towers and related assets to the Tower Company in 2015, (ii) our network, operation and support expenses increased by RMB8.86 billion, or 20.9%, and (iii) our selling and marketing expenses increased by RMB2.68 billion, or 8.4%. The significant decrease was partially offset by the increase in our total service revenue by RMB5.06 billion, or 2.2%.

Income Tax

Our income tax was RMB0.15 billion in 2016, down by 95.7% from RMB3.47 billion in 2015, largely due to the decrease in our income before income tax. Our effective tax rate in 2016 was 19.6%, down by 5.1 percentage points from 24.7% in 2015, primarily because in 2016 we used certain tax losses that were not previously recognized as deferred tax assets.

Net Income for the Year

As a result of the foregoing, our net income was RMB0.63 billion in 2016, down by 94.0% from RMB10.56 billion in 2015, primarily due to the significant decrease in our income before income tax. Our basic earnings per share was RMB0.03 in 2016, down by 93.2% from RMB0.44 in 2015.

Liquidity and Capital Resources

Working Capital and Cash Flows

As of December 31, 2017, we had RMB32.84 billion of cash and cash equivalents, as compared with RMB23.63 billion as of December 31, 2016 and RMB21.76 billion as of December 31, 2015. As of December 31, 2017, we had RMB5.53 billion of short-term bank deposits and restricted deposits, as compared with RMB1.75 billion as of December 31, 2016 and RMB0.20 billion as of December 31, 2015. As of December 31, 2017, we had a working capital deficit (current liabilities less current assets) of RMB165.90 billion, representing a decrease by 36.3% from the working capital deficit of RMB260.44 billion as of December 31, 2016. The decrease in working capital deficit in 2017 primarily resulted from the decreases in short-term bank loans, commercial papers and accounts payable and accrued liabilities of RMB54.49 billion, RMB26.97 billion and RMB17.96 billion, respectively.

In recent years, although the PRC Government introduced measures to avoid overheating of the economy, including tightening bank lending policies, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in China. As of December 31, 2017, we had RMB307.40 billion revolving banking facilities and registered quota of corporate bonds, of which RMB271.50 billion was unutilized. There is no term of the facilities that materially restricts our ability to draw down the unutilized banking facilities. In addition, we believe we have the ability to raise funds from short-, medium- and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in China, and net cash inflows from our operations.

The following table sets forth cash inflows and outflows in 2015, 2016 and 2017.

	For the Year Ended December 31,
	2015	2016	2017
	(RMB in millions)
Net cash inflow from operating activities	84,301	74,593	85,054
Net cash outflow from investing activities	(91,354)	(95,749)	(47,336)
Net cash inflow/(outflow) from financing activities	3,427	22,877	(28,414)

Net (decrease)/increase in cash and cash equivalents	(3,626)	1,721	9,304

Our net cash inflow from operating activities decreased by 11.5% from RMB84.30 billion in 2015 to RMB74.59 billion in 2016, primarily due to our payment of operating lease and other service charges of telecommunications towers and related assets to the Tower Company. Our net cash inflow from operating activities increased by 14.0% from RMB74.59 billion in 2016 to RMB85.05 billion in 2017, primarily due to the increase in the cash generated from operations mainly as a result of the decrease in our mobile handset subsidies in connection with our adjustments in the sales and marketing strategies while we achieved a moderate increase in our revenue in 2017.

Our net cash outflow from investing activities increased by 4.8% from RMB91.35 billion in 2015 to RMB95.75 billion in 2016, mainly due to the increase in our investment in 4G services and project payment upon completion of construction in 2016. Our net cash outflow from investing activities decreased by 50.6% from RMB95.75 billion in 2016 to RMB47.34 billion in 2017, primarily due to the decrease in our purchase of property, plant and equipment and the increase in the proceeds we received as a result of the disposal of telecommunications and related tower assets to the Tower Company as a result of the settlement of the remaining consideration.

Our net cash inflow from financing activities increased significantly from RMB3.43 billion in 2015 to RMB22.88 billion in 2016, primarily due to an increase in the amount of proceeds from commercial papers and corporate bonds we issued in 2016. We had net cash outflow from financing activities of RMB28.41 billion in 2017, as compared to net cash inflow from financing activities of RMB22.88 billion in 2016, primarily due to our repayment of short-term bank loans and promissory notes as they matured, partially offset by the increase in the amount of proceeds we received for issue of new shares to Unicom BVI.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, cash equivalents, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2015, 2016 and 2017.

	As of December 31,
	2015	2016	2017
	(RMB in millions, except percentages)
Cash and cash equivalents and short-term bank deposits and restricted deposits	21,957	25,387	38,362
Total assets	610,346	614,154	571,983
Short-term debt	107,998	134,675	52,141
Short-term bank loans	83,852	76,994	22,500
Commercial papers	19,945	35,958	8,991
Current portion of long-term bank loans	84	161	410
Amounts due to related parties	—	—	475
Amounts due to ultimate holding company	1,344	—	1,344
Current portion of obligations under finance lease included in other obligations	274	586	461
Current portion of promissory notes	2,499	18,976	17,960
Current portion of corporate bonds	—	2,000	—

	As of December 31,
	2015	2016	2017
	(RMB in millions, except percentages)
Long-term debt	40,944	40,579	21,685
Promissory notes	36,928	17,906	—
Corporate bonds	2,000	17,970	17,981
Non-current portion of long-term bank loans	1,748	4,495	3,473
Non-current portion of obligations under finance lease included in other obligations	268	208	231
Total Equity	231,216	227,682	304,347
Equity attributable to equity shareholders of the Company	231,216	227,407	304,050
Non-controlling interests	—	275	297
Debt-to-capitalization ratio(1)	39.2%	43.5%	19.5%
Debt-to-equity ratio(2)	64.4%	77.0%	24.3%

(1)	Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + total equity).
(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(total equity).

Our debt-to-capitalization ratio was 19.5% at the end of 2017, compared to 43.5% at the end of 2016 and 39.2% at the end of 2015. Our debt-to-equity ratio was 24.3% at the end of 2017, compared to 77.0% at the end of 2016 and 64.4% at the end of 2015. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits and restricted deposits by RMB35.46 billion as of December 31, 2017, compared to RMB149.87 billion as of December 31, 2016 and RMB126.99 billion as of December 31, 2015. The increases in our debt-to-capitalization ratio and debt-to-equity ratio from 2015 to 2016 were mainly due to the increase in the amount of our interest-bearing debts and the decrease in equity attributable to equity shareholders. The decreases in our debt-to-capitalization ratio and debt-to-equity ratio from 2016 to 2017 were mainly due to the (i) decrease in the amount outstanding of short-term bank loans, commercial papers and promissory notes as a result of our repayments in 2017 and (2) increase in the equity attributable to equity shareholders of us as we issued 6,651,043,262 new shares to Unicom BVI for cash consideration of RMB74.95 billion. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs. In addition, we seek to increase our capital turnover ratio and control the amount of monetary assets.

Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar and Euro, was RMB26.38 billion at the end of 2017, compared to RMB81.65 billion at the end of 2016 and RMB85.68 billion at the end of 2015. The decrease from 2015 to 2017 was mainly due to our repayment of certain bank loans. As of December 31, 2017, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.

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

On June 8, 2007, we issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a guarantee issued by Bank of China Limited. The 10-year corporate bonds matured and all the outstanding amounts were repaid in full in June 2017.

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

On April 3, 2014, the Company established a Medium-Term Note Program, or the Program, under which the Company could offer and issue notes of aggregate principal amount of up to RMB10.0 billion. Notes issued under the Program will be denominated in Renminbi and issued to professional investors outside the United States. On April 16, 2014, the Company completed the issue of notes in an aggregate nominal amount of RMB4 billion pursuant to the Program, with a maturity period of three years and at an interest rate of 4.00% per annum. The notes were fully repaid in April 2017.

On April 16, 2014, CUCL completed the issue of the first tranche of promissory note for the year 2014 in an amount of RMB5 billion, with a maturity period of three years and at an interest rate of 5.35% per annum. The first tranche of promissory note was fully repaid in April 2017.

On July 14, 2014, CUCL completed the issue of the second tranche of promissory note for the year 2014 in an amount of RMB5 billion, with a maturity period of three years and at an interest rate of 4.84% per annum. The second tranche of promissory note was fully repaid in July 2017.

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

On November 28, 2014, CUCL completed the issue of the third tranche of promissory note for the year 2014 in an amount of RMB5 billion, with a maturity period of three years and at an interest rate of 4.20% per annum. The third tranche of promissory note was fully repaid in November 2017.

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

On April 26, 2016, CUCL completed the issue of second tranche of super short-term commercial papers for the year of 2016 in an amount of RMB12 billion, with a maturity period of 90 days and at an interest rate of 2.70% per annum. The second tranche of super short-term commercial papers was fully repaid in July 2016.

On June 3, 2016, CUCL completed the issue of third tranche of super short-term commercial papers for the year of 2016 in an amount of RMB6 billion, with a maturity period of 270 days and at an interest rate of 2.72% per annum. The third tranche of super short-term commercial papers was fully repaid in February 2017.

On June 7, 2016, we issued RMB7 billion three-year corporate bonds and RMB1 billion five-year corporate bond, bearing interest at 3.07% and 3.43% per annum, respectively.

On July 12, 2016, CUCL completed the issue of fourth tranche of super short-term commercial papers for the year of 2016 in an amount of RMB10 billion, with a maturity period of 270 days and at an interest rate of 2.55% per annum. The fourth tranche of super short-term commercial papers was fully repaid in April 2017.

On July 14, 2016, we issued RMB10 billion three-year corporate bonds, bearing interest at 2.95% per annum.

On November 17, 2016, CUCL completed the issue of fifth tranche of super short-term commercial papers for the year of 2016 in an amount of RMB10 billion, with a maturity period of 270 days and at an interest rate of 3.00% per annum. The fifth tranche of super short-term commercial papers was fully repaid in August 2017.

On November 24, 2016, CUCL completed the issue of sixth tranche super short-term commercial papers for the year of 2016 in an amount of RMB5 billion, with a maturity period of 180 days and at an interest rate of 3.00% per annum. The sixth tranche of super short-term commercial papers was fully repaid in May 2017.

On November 24, 2016, CUCL completed the issue of seventh tranche super short-term commercial papers for the year of 2016 in an amount of RMB5 billion, with a maturity period of 180 days and at an interest rate of 3.00% per annum. The seventh tranche of super short-term commercial papers was fully repaid in May 2017.

On April 20, 2017, CUCL completed the issue of first tranche super short-term commercial papers for the year of 2017 in an amount of RMB4 billion, with a maturity period of 90 days and at an interest rate of 3.90% per annum. The first tranche of super short-term commercial papers was fully repaid in July 2017.

On April 26, 2017, CUCL completed the issue of second tranche super short-term commercial papers for the year of 2017 in an amount of RMB4 billion, with a maturity period of 90 days and at an interest rate of 3.95% per annum. The second tranche of super short-term commercial papers was fully repaid in July 2017.

On May 11, 2017, CUCL completed the issue of third tranche super short-term commercial papers for the year of 2017 in an amount of RMB6 billion, with a maturity period of 90 days and at an interest rate of 4.40% per annum. The third tranche of super short-term commercial papers was fully repaid in August 2017.

On July 6, 2017, CUCL completed the issue of fourth tranche super short-term commercial papers for the year of 2017 in an amount of RMB1 billion, with a maturity period of 270 days and at an interest rate of 4.38% per annum.

On July 27, 2017, CUCL completed the issue of fifth tranche super short-term commercial papers for the year of 2017 in an amount of RMB4 billion, with a maturity period of 90 days and at an interest rate of 4.09% per annum. The fifth tranche of super short-term commercial papers was fully repaid in October 2017.

On August 7, 2017, CUCL completed the issue of sixth tranche super short-term commercial papers for the year of 2017 in an amount of RMB4 billion, with a maturity period of 270 days and at an interest rate of 4.26% per annum.

On August 10, 2017, CUCL completed the issue of seventh tranche super short-term commercial papers for the year of 2017 in an amount of RMB4 billion, with a maturity period of 270 days and at an interest rate of 4.23% per annum.

Contractual Obligations and Commercial Commitments

The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2017.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years
	(RMB in millions)
Long-term bank loans (1)*	4,752	412	890	883	2,567
Corporate bonds (2)*	18,875	544	17,316	1,015	—
Promissory notes (3)*	18,440	18,440	—	—	—
Other obligations*	3,394	3,006	321	20	47
Capital commitments (4)	50,877	43,688	5,279	1,345	565
Operating leases and other commitments (4)	49,688	19,131	26,294	3,286	977

Total obligations	146,026	85,221	50,100	6,549	4,156

*	Interest included
(1)	See Note 31 “Long-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(2)	See Note 33 “Corporate Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(3)	See Note 32 “Promissory Notes” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(4)	See Note 42 “Contingencies and Commitments” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Trend Information

Please refer to the discussion in sections headed “— Overview” and “— Operating Results” under this Item 5.

Off-Balance-Sheet Arrangements

As of December 31, 2017, we did not have any other off-balance-sheet arrangement.

Capital Expenditures

The following table sets forth our historical capital expenditure requirements for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017
	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage
Mobile services	61.02	45.6%	27.74	38.5%	15.92	37.8%
Broadband and data services	33.76	25.2%	16.84	23.4%	9.02	21.4%
Infrastructure and transmission network	31.16	23.3%	19.71	27.3%	11.94	28.3%
Others (1)	7.94	5.9%	7.82	10.8%	5.25	12.5%

Total	133.88	100.0%	72.11	100.0%	42.13	100.0%

(1)	Other expenditures consist of innovation and value-added platform, IT system, fixed-line services and procurement of miscellaneous assets, equipment and spare parts.

Our capital expenditure totaled RMB42.13 billion in 2017, which mainly consisted of investment in mobile services, broadband and data services, and infrastructure and transmission network. In 2017, capital expenditure attributable to mobile services was RMB15.92 billion; capital expenditure attributable to broadband and data services was RMB9.02 billion; capital expenditure attributable to infrastructure and transmission network was RMB11.94 billion.

We expect our capital expenditure in 2018 to be approximately RMB50.00 billion. We expect our capital expenditure in 2018 to include primarily investments in upgrading our 4G services and fixed-line broadband services as well as infrastructure and transmission networks that support the development of our 5G services, 4G services, fixed-line broadband services and Internet of things network.

We expect to fund our capital expenditure needs through a combination of cash generated from operating activities, granted and unused banking facilities and other available financing sources and the proceeds from the Subscription. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected” under Item 3.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Wang Xiaochu	59	Chairman of the Board of Directors and Chief Executive Officer
Lu Yimin	54	Executive Director and President
Li Fushen	55	Executive Director and Chief Financial Officer
Shao Guanglu	53	Executive Director and Senior Vice President
Cesareo Alierta Izuel	72	Non-Executive Director
Cheung Wing Lam Linus	69	Independent Non-Executive Director
Wong Wai Ming	60	Independent Non-Executive Director
Chung Shui Ming Timpson	66	Independent Non-Executive Director
Law Fan Chiu Fun Fanny	65	Independent Non-Executive Director
Mai Yanzhou	49	Senior Vice President
Liang Baojun	48	Senior Vice President

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

Mr. Lu Yimin was appointed as an Executive Director of the Company in October 2008 and President of the Company in February 2009. Mr. Lu, a researcher level senior engineer, graduated from Shanghai Jiao Tong University in 1985 and received a master’s degree in public administration from the John F. Kennedy School of Government at Harvard University in 2001. Mr. Lu joined Netcom Group in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited (“PCCW”, listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc. in the U.S.) since May 2008, the Deputy Chairman of the Board of PCCW, a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, served as the Deputy Director and the Director of the Information Processing Office, Secretary at deputy director general level and Secretary at director general level. Mr. Lu also serves as a Vice Chairman and General Manager of Unicom Group, a Director and President of A Share Company, as well as a Director and President of CUCL. Mr. Lu has extensive experience in administration and business management in the government and the telecommunications industry.

Mr. Li Fushen was appointed in March 2011 as an Executive Director and Chief Financial Officer of the Company. Mr. Li graduated from the Jilin Engineering Institute in 1988, and received a master’s degree in management from the Australian National University in 2004. Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company, General Manager of the Finance Department of Netcom Group, the Chief Accountant of Netcom Group, Chief Financial Officer of China Netcom, Executive Director of China Netcom, Joint Company Secretary of China Netcom and Senior Vice President of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.) since July 2007, a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Li is a Vice General Manager and Chief Accountant of Unicom Group, a Director and Senior Vice President of A Share Company, as well as a Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Shao Guanglu was appointed in March 2017 as an Executive Director of the Company. Mr. Shao was appointed in April 2011 as a Senior Vice President of the Company. Mr. Shao, a professor level senior engineer, graduated from Harbin Institute of Technology in 1985. Mr. Shao received a master’s degree in engineering and a master’s degree in economics from Harbin Institute of Technology in 1988 and 1990 respectively, a master’s degree in management from BI Norwegian Business School in 2002 and a doctor’s degree in management from Nankai University in 2009. Mr. Shao joined Unicom Group in February 1995. Mr. Shao served as Deputy General Manager of Tianjin Branch, Deputy General Manager of Henan Branch, General Manager of Guangxi Branch, as well as General Manager of Human Resource Department of Unicom Group. In addition, Mr. Shao has served as a Non-Executive Director of PCCW (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.) since March 2017, and a Non-Executive Director of China Communications Services Corporation Limited (listed on the Hong Kong Stock Exchange) since June 2017. Mr. Shao also serves as a Vice General Manager of Unicom Group, a Senior Vice President of A Share Company as well as a Director and Senior Vice President of CUCL. Mr. Shao has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Cesareo Alierta Izuel was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta is Executive Chairman of Telefónica Foundation and Profuturo Foundation, Director of Telefónica Audiovisual Digital, S.L.U. and Trustee of Caixa d’Estalvis i Pensions de Barcelona Banking Foundation (la Caixa). He is also the Chairman of the Social Board of the UNED (National Long Distance Spanish University) and member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he served as General Manager of the Capital Markets division at Banco Urquijo in Madrid. He was the founder and Chairman of Beta Capital. Since 1991, he has also acted as Chairman of the Spanish Financial Analysts’ Association. He was also a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he served as Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Between January 1997 and May 2017, he was a member of the Board of Directors of Telefónica (listed on various stock exchanges including Madrid, New York and London). Between July 2000 and April 2016, he served as Executive Chairman of Telefónica. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. From April 2008 to December 2013 he was a member of the Board of Directors of Telecom Italia, S.p.A.. Between September 2010 and June 2016, Mr. Alierta served as a member of the Board of Directors of International Consolidated Airlines Group (listed on the stock exchanges of Madrid and London). Between October 2017 and March 2018, Mr. Alierta served as a member of the Board of Directors of Mediobanca, S.p.A. (listed on Milan stock exchange). In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree in business administration at the University of Columbia (New York) in 1970.

Mr. Cheung Wing Lam Linus was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Independent Non-Executive Directors of HKR International Limited (listed on the Hong Kong Stock Exchange) and Sotheby’s (listed on the New York Stock Exchange). Mr. Cheung was a member of the University of Hong Kong Council, Chairman of the Council of Centennial College, a member of the Board of Governors of Centennial College, Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Hong Kong Telecom Limited, Mr. Cheung was the Chief Executive of Hong Kong Telecom Limited and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung worked at Cathay Pacific Airways for 23 years, leaving as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

Mr. Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was the Chief Executive Officer and Executive Director of Roly International Holdings Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of the Hong Kong Stock Exchange. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

Mr. Chung Shui Ming Timpson was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 13th Chinese People’s Political Consultative Conference. He is also the Pro-Chancellor of the City University of Hong Kong. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, China Construction Bank Corporation, Jinmao Hotel and Jinmao (China) Hotel Investments and Management Limited (formerly known as “Jinmao Investments and Jinmao (China) Investments Holdings Limited”) and China Railway Group Limited (all listed on the Hong Kong Stock Exchange). From October 2004 to October 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Advisory Committee on Arts Development, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Henderson Land Development Company Limited and Nine Dragons Paper (Holdings) Limited, an Independent Director of China Everbright Bank Company Limited and China State Construction Eng. Corp, Ltd. and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Mrs. Law Fan Chiu Fun Fanny was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, or HKSAR, the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited and DTXS Silk Road Investment Holdings Company Limited (formerly known as “UDL Holdings Limited”) and Nameson Holdings Limited (all listed on the Hong Kong Stock Exchange), as well as External Director of China Resources (Holdings) Co., Limited. Mrs. Law served as a Deputy of HKSAR to the National People’s Congress of the People’s Republic of China. Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in Education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.

Mr. Mai Yanzhou was appointed in February 2018 as a Senior Vice President of the Company. Mr. Mai, a professor level senior engineer, graduated from Zhengzhou University in 1991 and received a master’s degree in Electronics and Information Engineering from Beijing University of Posts and Telecommunications in 2002. Mr. Mai served as Deputy General Manager of Guangdong Branch of China Network Communications Group Corporation, Deputy General Manager of Guangdong Branch, General Manager of Fujian Branch, as well as General Manager of Liaoning Branch of Unicom Group. Mr. Mai served as a Delegate to the 12th National People’s Congress. Mr. Mai also serves as Vice General Manager of Unicom Group, Senior Vice President of A Share Company as well as Director and Senior Vice President of CUCL. Mr. Mai has extensive experience in management and telecommunications industry.

Mr. Liang Baojun was appointed in February 2018 as a Senior Vice President of the Company. Mr. Liang, a professor level senior engineer, graduated from Changchun Institute of Posts and Telecommunications in 1991, received a master’s degree in Engineering from Beijing University of Posts and Telecommunications in 1998 and an executive master’s degree of Business Administration from Tsinghua University in 2006. Mr. Liang served as Deputy General Manager of Beijing Branch of China Telecom Corporation Limited, as well as General Manager of Henan Branch, General Manager of Corporate Informatization Department, General Manager of Government and Enterprise Customers Department of China Telecommunications Corporation. Mr. Liang also serves as Vice General Manager of Unicom Group, Senior Vice President of A Share Company as well as Director and Senior Vice President of CUCL. Mr. Liang has extensive experience in management and telecommunications industry.

B.	Compensation

The aggregate compensation and other benefits paid by us to our directors as a group in 2017 was approximately RMB4.254 million, which included the retirement benefits in the amount of approximately RMB433,000. Each of our executive directors participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. As of the date of this annual report, none of our directors hold any outstanding options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option scheme.

Name	Compensation for 2017
	(RMB in thousands)
Directors
Wang Xiaochu	707
Lu Yimin	707
Li Fushen	647
Shao Guanglu	506	(1)
Cesareo Alierta Izuel	260
Cheung Wing Lam Linus	355
Wong Wai Ming	363
Chung Shui Ming Timpson	372
Law Fan Chiu Fun Fanny	337

Total	4,254

(1)	The above compensation was received by Mr. Shao Guanglu from his appointment since March 16, 2017.

C.	Board Practices

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

The following table sets forth certain information concerning our current directors.

Name	Appointment Date	Re-appointment Date	Resignation or Retirement Date
Wang Xiaochu	September 1, 2015	May 12, 2016	—

Lu Yimin	October 15, 2008	May 26, 2009, May 24, 2011, April 16, 2014, and May 12, 2016	—

Li Fushen	March 30, 2011	May 24, 2011, May 21, 2013 and May 12, 2016	—

Shao Guanglu	March 16, 2017	May 10, 2017	—

Cesareo Alierta Izuel	October 15, 2008	May 26, 2009, May 24, 2011, May 21, 2013, May 8, 2015 and May 10, 2017	—

Cheung Wing Lam Linus	May 12, 2004	May 12, 2006, May 16, 2008, May 12, 2010, May 29, 2012, April 16, 2014 and May 10, 2017	—

Wong Wai Ming	January 19, 2006	May 12, 2006, May 26, 2009, May 24, 2011 April 16, 2014 and May 10, 2017	—

Chung Shui Ming Timpson	October 15, 2008	May 26, 2009, May 29, 2012 and May 8, 2015	—

Law Fan Chiu Fun Fanny	November 21, 2012	May 21, 2013 and May 12, 2016	—

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

As of April 13, 2018, the members of the audit committee were Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Cheung Wing Lam Linus, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive directors of our company.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of options and other matters relating to compensation. The primary duties of the remuneration committee include considering and approving the remuneration policies and structure for directors’ and senior management’s remuneration, considering and making recommendations to the Board regarding the remuneration packages of the directors and senior management, and considering and approving our Company’s share option schemes. The remuneration committee also conducts performance review of the Chief Executive Officer and determines the Chief Executive Officer’s year-end bonus pursuant to the performance target contract entered into between the Board and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance review and determination of performance-based year-end bonuses for the other members of our management, which is subject to the review of the remuneration committee. In addition, the remuneration committee consults the Chairman of the Board on the remuneration proposals for other executive directors. As of April 13, 2018, the members of the remuneration committee were Mr. Cheung Wing Lam Linus (Chairman of the remuneration committee), Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson, all being independent non-executive directors of our company.

Nomination Committee

The nomination committee meets regularly to consider the nomination of our directors and senior management personnel. The primary duties of the nomination committee are to (i) review the structure, size and composition (including skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement our corporate strategy; (ii) identify individuals suitably qualified to become Board members and select or make recommendations to the Board; (iii) formulate and review the policy of diversity of Board members as appropriate; (iv) give due regards to the benefits of diversity on the Board against the criteria set out in the policy of diversity of Board members when performing its duties; (v) assess the independence of independent non-executive directors; (vi) make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors; and (vii) provide opinion to the Board on candidates nominated by our Chief Executive Officer to become our senior management personnel and on changes to our senior management personnel. As of April 13, 2018, the members of the nomination committee were Mr. Chung Shui Ming Timpson (Chairman of the nomination committee), Mr. Wang Xiaochu, and Mrs. Law Fan Chiu Fun Fanny. Except for Mr. Wang Xiaochu, who is our Chairman and Chief Executive Officer, the other members of the nomination committee are independent non-executive directors of our company.

D.	Employees

As of December 31, 2015, 2016 and 2017, we had a total number of 268,887, 270,484 and 267,590 employees, respectively. The employees as of December 31, 2017 are classified by function as follows:

By Function	Number of Employees
Employees	252,555
Management	22,550
Marketing	114,112
Technology	80,576
Support	30,873
Others	4,444
Temporary employees	15,035

Total	267,590

E.	Share Ownership

As of April 13, 2018, our directors who own shares in our company are listed as follows:

Name	Capacity and Nature	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial Owner (Personal)	200,000	0.0007%
Chung Shui Ming Timpson	Beneficial Owner (Personal)	6,000	0.0000%

Apart from those disclosed herein, as of April 13, 2018, our other directors as a group do not own any shares in our company and none of our directors hold any outstanding options for our shares.

Stock Incentive Scheme

We adopted a share option scheme on April 16, 2014. The scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date, after which period no further option may be granted under the share option scheme, but the provisions of the share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the share option scheme. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the closing price of the shares on the HKSE on the grant date of such option; and (ii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of April 13, 2018, no options had been granted or agreed to be granted by us under the share option scheme.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 13, 2018, our ultimate controlling shareholder, Unicom Group, through its 17.9% direct interest in Unicom BVI, 36.7% direct interest in the A Share Company (which in turn holds 82.1% of Unicom BVI) and 100% direct interest in Unicom Group BVI, indirectly controlled approximately 24.5 billion shares of Unicom, or 79.9% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group’s shares are held by the SASAC and a group of companies, most of which are State-owned enterprises in China. Shares controlled by Unicom Group do not carry voting rights different from our other issued shares.

As of April 13, 2018, most of our shareholders of record were located outside of the United States. In addition, as of April 13, 2018, there were approximately 34,226,200 ADSs outstanding, each representing 10 shares and together representing 1.12% of our total outstanding shares or 5.57% of our total outstanding shares not controlled by our controlling shareholder.

B.	Related Party Transactions

The Share Subscription by Unicom BVI in Relation to the Mixed Ownership Reform Plan

In connection with the Mixed Ownership Reform Plan of our ultimate controlling shareholder, Unicom Group, we and Unicom BVI entered into the Share Subscription Agreement on August 22, 2017, pursuant to which Unicom BVI agreed to subscribe for a maximum of 6,651,043,262 Subscription Shares, at the subscription price of HK$13.24 per share, or HK$88,059.81 million in total. We completed the allotment and issuance of the Subscription Shares in November 2017. Unicom BVI funded the consideration by using its funds received as a result of capital contribution by its shareholders, including (i) Unicom A Share Company, mainly using the funds from its non-public share issuance to a number of strategic investors in October 2017, and (ii) Unicom Group, mainly using the funds from its disposal of shares in Unicom A Share Company. See “A. History and Development of the Company — The Mixed Ownership Reform” under Item 4 for information concerning the Mixed Ownership Reform.

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

The Finance Company was established as a cash management platform of Unicom Group, its subsidiaries and other associated entities, purporting to improve the efficiency of cash flow allocation, lower finance cost and enhance financial risk management, and may carry out all or part of the following businesses: to provide financial advice, credit verification and related consultancy services and agency services, to handle payment and collection of transaction money, to conduct approved insurance agency business, to grant guarantees, to handle entrusted loans, to carry out bill acceptance and discounting businesses, to handle fund transfers and settlement and advise on the relevant settlement options and structures, to accept internal money deposits, to arrange for loans and finance leases, to conduct inter-bank lending and borrowing, and to carry out any other businesses approved by the CBRC.

As of December 31, 2017, amounts due to Unicom Group and its subsidiaries included a balance of deposits received by the Finance Company from Unicom Group and its subsidiaries of RMB2,285 million with interest rates ranging from 0.35% to 2.75% per annum for saving and fixed deposits of different terms. As of December 31, 2017, amounts due to a joint venture included a balance of deposits received by the Finance Company from Smart Steps of RMB12 million with interest rates ranging from 0.42% to 1.48% per annum for saving and fixed deposits of different terms. As of December 31, 2017, amount due from Unicom Group and its subsidiaries included a loan from the Finance Company to Unicom Group of RMB200 million with a maturity period of 1 year and floating interest rate at 90% of the one-year lending rate set by the People’s Bank of China. The Finance Company paid RMB34 million interest expense on such deposits to Unicom Group and its subsidiaries in 2017.

Continuing Related Party Transactions under the 2017-2019 Comprehensive Services Agreement

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

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service for the telecommunications facilities referred to in paragraph (ii) above. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in paragraph (ii) above, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the above telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis. In 2017, the total charges paid by CUCL to Unicom Group amounted to approximately RMB270 million.

Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities owned by CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges for the leasing of each other’s properties and ancillary facilities are based on market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. The rental charges are payable quarterly in arrears. In 2017, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB1,017 million and the rental charges paid by Unicom Group to CUCL was negligible.

Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis. In 2017, the total revenue allocated to Unicom Group in relation to value-added services amounted to approximately RMB30 million.

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

The charges for the provision of materials operated by Unicom Group, and the pricing and/or charging standard of various materials procurement services, and storage and logistics services commission relevant to the direct material procurement are based on the market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services is provided by independent third party in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. The service charges due to Unicom Group will be settled on a monthly basis. In 2017, the total charges paid by CUCL to Unicom Group amounted to approximately RMB60 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2017, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,411 million.

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

The charges payable for the provision of ancillary telecommunications services are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rates, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by independent third parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2017, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,699 million.

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

The service charges are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by independent third parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2017, the total service charges paid by CUCL to Unicom Group amounted to approximately RMB1,274 million and the total service charges paid by Unicom Group to CUCL was RMB67 million.

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

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis. In 2017, the total service charges paid by CUCL to Unicom Group amounted to approximately RMB83 million and the total service charges paid by Unicom Group to CUCL was negligible.

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

The service charges will be settled between CUCL or its subsidiaries and Unicom Group as and when the relevant services are provided. In 2017, the total interest expenses paid by CUCL or its subsidiaries to Unicom Group amounted to approximately RMB34 million, and the total service charges paid by Unicom Group to CUCL or its subsidiaries amounted to approximately RMB8 million.

Transfer of Telecommunications Towers and Related Assets to the Tower Company

In October 2015, we, through our wholly owned subsidiaries, CUCL and Unicom New Horizon, entered into a transfer agreement with (i) China Mobile Communication Company Limited, a subsidiary of China Mobile, and its 31 subsidiaries, (ii) China Telecom Corporation Limited, a subsidiary of China Telecom, (iii) China Reform Holdings Corporation Limited, a wholly State-owned company, and (iv) the Tower Company, pursuant to which we, China Mobile and China Telecom sold certain telecommunications towers and related assets to the Tower Company, and the Tower Company would issue and allot shares in the Tower Company and/or pay certain cash as consideration for such transfers. In January 2016, CUCL and the Tower Company entered into a share subscription agreement to settle the number of share subscribed by CUCL and the amount of consideration paid by the Tower Company.

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

On July 8, 2016, we, through CUCL, and the Tower Company entered into the Pricing Agreement to finalize the lease arrangements relating to the telecommunications towers and related assets. The Pricing Agreement stipulated specific terms on, among other things, the categories of assets for leasing, pricing basis for the lease fees and service charges, and relevant service period. Based on the actual demand of our operations, we, through the subsidiaries of CUCL, subsequently entered into provincial service agreements and detailed lease confirmation forms and/or orders for specified telecommunications towers with the Tower Company or their subsidiaries. According to these Agreements, we recognized operating lease and other service charges in an amount of RMB16,524 million for the year ended December 31, 2017. In 2017, we also provided certain engineering design and construction services to the Tower Company under the Pricing Agreement and the total service fees were RMB267 million.

On January 31, 2018, pursuant to the Pricing Agreement and after arm-length negotiations and discussions, we, through our wholly owned subsidiary, CUCL, and the Tower Company entered into the Supplementary Agreement, which mainly included amendments to the pricing of tower products as stated in the Annex 1 Product Catalogue and Pricing of the Pricing Agreement. Such amendments shall be effective from January 1, 2018 and acknowledged by the respective provincial companies or municipal companies of the parties by entering a confirmation letter of the telecommunications towers to be leased. The term of the Supplementary Agreement shall be five years, effective from January 1, 2018 and expiring on December 31, 2022. Prior to expiry of the agreement, CUCL and the Tower Company shall negotiate with each other for the pricing thereafter. We are of the view that the signing of the supplementary agreement with the Tower Company will be beneficial for us to lower the tower usage fee in the future.

Loan from Unicom Group BVI

On December 21, 2017, our company borrowed an unsecured loan from Unicom Group BVI in the principal amount of HK$520.00 million, with a term of one year at a floating interest rate of one-year Hong Kong Interbank Offer Rate plus 1.2% per annum. The proceeds from the loan were mainly used to fund our working capital. As of April 13, 2018, the amount outstanding of such loan was approximately HK$524.45 million.

Loan from Smart Steps

On October 24, 2017, CUCL borrowed an unsecured entrusted loan from Smart Steps, a joint venture company in which we own 55% equity interest, in the principal amount of RMB50.00 million, with a term of one year at an interest rate of 3.915% per annum. The proceeds from the loan were mainly used to fund our working capital. As of April 13, 2018, the amount outstanding of such loan was approximately RMB30.08 million.

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

Taking into consideration our profitability, debt and cash flow level and capital requirements for its future development, our board of directors recommended the payment of a cash dividend of RMB0.052 per share for the year ended December 31, 2017. We did not pay a cash dividend for the year ended December 31, 2016.

Item 9.	The Offer and Listing

Market Price Information

Our ADSs, each representing 10 ordinary shares, are listed and traded on the NYSE. Our ordinary shares are listed and traded on the HKSE. The NYSE and the HKSE are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ordinary shares on the HKSE and of our ADSs on the NYSE since listing are as follows:

	Price per Ordinary Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual:
2013	13.34	9.51	17.40	12.21
2014	14.14	9.17	18.03	11.73
2015	15.46	9.08	19.80	11.53
2016	10.24	7.77	13.16	9.98
2017	12.36	8.76	16.42	11.30

Quarterly:
First Quarter, 2016	10.24	8.00	13.16	10.38
Second Quarter, 2016	10.06	7.77	13.06	9.98
Third Quarter, 2016	9.55	7.86	12.36	10.01
Fourth Quarter, 2016	9.94	8.50	12.78	10.92
First Quarter, 2017	10.52	8.76	13.52	11.30
Second Quarter, 2017	11.70	9.98	15.08	12.89
Third Quarter, 2017	12.36	10.44	16.42	13.47
Fourth Quarter, 2017	12.18	10.40	15.51	13.36
First Quarter, 2018	11.80	9.32	15.04	11.88

Monthly:
October 2017	11.40	10.94	14.50	13.97
November 2017	12.18	11.32	15.51	14.54
December 2017	11.40	10.40	14.47	13.36
January 2018	11.72	10.74	15.04	13.84
February 2018	11.80	9.94	14.93	12.76
March 2018	10.08	9.32	12.83	11.88
April 2018 (through April 13, 2018)	10.34	9.72	13.20	12.65

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Articles of Association

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

The board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give donations, gratuities, pensions, allowances or emoluments to, any persons (i) who are or were at any time in the employment or service of Unicom, or of any company which is a subsidiary of Unicom, or is allied or associated with Unicom or with any such subsidiary company, or (ii) who are or were at any time directors or officers of Unicom or of any such other company above, and have or who have had any salaried employment or had held office in Unicom or such other company, and the wives, widows, families and dependents of any such persons. The board may also establish and subsidize or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and wellbeing of Unicom or of any such other company above or of any such persons above, and may make payments for or towards the insurance of any such persons, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. Any director holding any such employment or office is entitled to participate in, and retain for his own benefit, any such donation, gratuity, pension, allowance or emolument.

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

The transfer agent and registrar for the shares is Hong Kong Registrars Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

Modification of Rights

Whenever the share capital of Unicom is divided into different classes of shares, the special rights attached to any class may, subject to the Company Ordinance, be varied or abrogated either with the consent in writing of the holders of not less than seventy-five percent of the total voting rights of holders of the shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst Unicom is a going concern or during or in contemplation of a winding up. To every such separate general meeting, all the provisions of our Articles of Association relating to general meetings and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons present in person or by proxy together holding at least one-third of the total voting rights of holders of the shares of the class (but so that, if at any adjourned meeting a quorum as above defined is not present, any one holder of shares of the class present in person or proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

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

In addition to the contracts described in “B. Related Party Transactions” under Item 7 and “A. History and Development of the Company” under Item 4, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:

•	the Pricing Agreement, dated July 8, 2016, between CUCL and the Tower Company in relation to the leasing of the telecommunications towers and related assets;

•	the Share Subscription Agreement, dated August 22, 2017, between the Company and Unicom BVI to subscribe for shares of the Company; and

•	the Supplementary Agreement dated January 31, 2018 between CUCL and the Tower Company to adjust certain terms and provisions in the Pricing Agreement and annex thereto in relation to the leasing of the tower products.

D.	Exchange Controls

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

Accordingly, we will withhold the 10% EIT when we distribute our final dividend for the fiscal year ended December 31, 2017 in respect of the non-resident enterprise shareholders for PRC tax purposes whose names appear on our register of members as of the record date for such dividends, and who are not individuals, unless such non-individual shareholders are able to provide documents from the relevant PRC tax authorities confirming that we are not required to withhold the 10% EIT in respect of the dividends that such shareholders are entitled to, on the basis that dividend income between two PRC resident enterprises is exempted from enterprise income tax, subject to certain conditions, under the EIT Law. In addition, certain investors hold our shares or ADSs through custodians, nominees, corporate trustees or other intermediaries and the names of these investors do not appear on our register of members. Payments of dividends to such investors are also subject to the 10% EIT withholding. These investors should enquire about the relevant procedures with the relevant custodians, nominees, trustees or other intermediaries if they wish to change the identities of the shareholders on our register of members.

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

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares and ADSs. Trading gains from the sale of shares or ADSs by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong income tax rates of 16.5% on corporations and 15.0% on individuals, unless such gains are chargeable under the respective half-rates of 8.25% and 7.5% that may apply for the first HK$2 million of assessable profits for years of assessment beginning on or after April 1, 2018. Gains from sales of shares effected on the HKSE will be considered by the Hong Kong Inland Revenue Department to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of shares or ADSs realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

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

The withdrawal of shares upon the surrender of American Depository Receipts, or ADRs, and the issuance of ADRs upon the deposit of shares, will also attract stamp duty at the rate described above unless such withdrawal or deposit does not result in a change in the beneficial ownership of the shares under Hong Kong law, in which case only a fixed duty of HK$5 is payable on the transfer. The issuance of the ADRs upon the deposit of shares issued directly to The Bank of New York, as depositary of the ADSs, or for the account of The Bank of New York does not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

Currently no Hong Kong estate duty is payable.

United States

United States Federal Income Taxation

This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	an insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds shares or ADSs that are a hedge or as part of a straddle or a conversion transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

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

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “People’s Republic of China — Taxation of Dividends” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. The PRC tax withheld and paid over to the PRC will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, or to the extent you could have avoided the withholding tax by complying with any certification, identification requirement or by completing any forms, the amount of tax withheld that is refundable or that could have been avoided will not be eligible for credit against your United States federal income tax liability.

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

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, including short-term and long-term debt obligations, as well as the expected maturity profile of such instruments as of December 31, 2017.

	Expected Maturity							As of December 31, 2017
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Fixed rate	24,246	371	345	365	377	1,713	27,417	27,190
Average rate(1)	4.40%	1.13%	1.13%	1.13%	1.13%	1.13%	1.68%	—

U.S. dollar-denominated loans
Fixed rate	25	29	32	24	18	150	278	232
Average rate	0.22%	0.19%	0.15%	0.10%	0.05%	0.00%	0.12%	—

Euro-denominated loans
Fixed rate	23	23	12	1	1	12	72	74
Average rate	2.03%	1.92%	1.60%	1.23%	1.23%	1.37%	1.56%	—

HK dollar-denominated loans
Fixed rate	435	—	—	—	—	—	435	435
Average rate	2.73%	—	—	—	—	—	2.73%	—

RMB-denominated commercial papers
Fixed rate	8,991	—	—	—	—	—	8,991	8,991
Average rate	4.26%	—	—	—	—	—	4.26%	—

RMB-denominated corporate bonds
Fixed rate	—	16,983	—	998	—	—	17,981	17,712
Average rate	—	3.00%	—	3.43%	—	—	3.02%	—

RMB-denominated promissory notes
Variable rate	17,960	—	—	—	—	—	17,960	17,960
Average rate	3.54%	—	—	—	—	—	3.54%	—

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2017.

For the year ended December 31, 2017, if there were 50 basis points increase/decrease in interest rates on the floating rate borrowings and short-term fixed rate borrowings while all other variables were held constant, the effect on profit after tax would have been approximately RMB125 million (2016: approximately RMB424 million; 2015: approximately RMB395 million).

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

The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term bank deposits and restricted deposits, short-term and long-term debt obligations and capital commitments as of December 31, 2017 and the expected maturity profile of these debt obligations and capital commitments.

	Expected Maturity							As of December 31, 2017
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents:
U.S. dollars	980	—	—	—	—	—	980	980
HK dollars	425	—	—	—	—	—	425	425
Japanese yen	1	—	—	—	—	—	1	1
Euro dollars	95	—	—	—	—	—	95	95
GBP	10	—	—	—	—	—	10	10
SGD	1	—	—	—	—	—	1	1
Short-term bank deposits and restricted deposits
U.S. dollars	—	—	—	—	—	—	—	—
HK dollars	—	—	—	—	—	—	—	—
Liabilities:
U.S. dollar-denominated loans	25	29	32	24	18	150	278	232
Euro-denominated loans	23	23	12	1	1	12	72	74
HK dollar-denominated loans	435	—	—	—	—	—	435	435
Off-balance-sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	—	—	—	—	—	—	—	—

If the RMB had strengthened/weakened by 10% against the foreign currencies, relative to December 31, 2017, primarily with respect to U.S. dollars, HK dollars and Euro, while all other variables are held constant, the effect on profit after tax would be approximately RMB138 million (2016: approximately RMB216 million; 2015: approximately RMB120 million) for cash and cash equivalents, borrowings and obligations under finance lease included in other obligations denominated in foreign currencies.

Risk Relating to Financial Assets at Fair Value through Other Comprehensive Income

The investments we hold are classified in the consolidated statement of financial position as financial assets at fair value through other comprehensive income. These investments are subject to equity price risk, which results primarily from changes in the level or volatility of underlying equity prices. One of our significant investments is denominated in Euro and the fair value of such investment is also subject to risks associated with fluctuations of foreign exchange rate between Euro and Renminbi (our functional currency). If either (i) the share price of our invested equity securities (in Euro) had increased/decreased by 10% or (ii) the exchange rate between Euro and Renminbi had changed by 10%, in each case, relative to December 31, 2017, while the other variable is held constant, we would have recorded additional change in fair value of approximately RMB407 million in our investment revaluation reserve. As of April 13, 2018, the change in the foreign exchange rate between Euro and Renminbi and, to a lesser extent, the change of the underlying equity price denominated in Euro resulted in a depreciation of the fair value of our relevant investment by approximately 0.24% from December 31, 2017. If Euro-related uncertainty remains, we may be subject to further gain/loss in the fair value of our investments denominated in Euro and our financial condition may be materially and adversely affected.

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

From January 1, 2017 to December 31, 2017, we received from The Bank of New York Mellon a total of US$143,751.26, net of withholding tax, reimbursement for the expenses we incurred, including but not limited to, annual stock exchange listing fee, investor relations reimbursement, non-standard out-of-pocket maintenance costs for the ADR, charges incurred in connection with services provided for by third-party vendors, charges and out-of-pocket expenses for the servicing of non-registered holders. The Bank of New York Mellon also waived certain costs of US$130,605.21 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered shareholders. In addition, The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain limits and conditions.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2017, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

As of December 31, 2017, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2017 was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2017, has been audited by our independent registered public accounting firm, as stated in its report.

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

KPMG, an independent registered public accounting firm, served as our principal accountant for the fiscal year ended December 31, 2015. KPMG Huazhen LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal years ended December 31, 2016 and 2017. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for audit services, audit-related services, tax services and other services for each of the fiscal years 2016 and 2017:

	For the Year Ended December 31,
	2016	2017
	(in RMB thousands)
Audit services	68,943	74,277
Audit-related services	10,296	8,084
Tax services	88	301
Other	—	1,160

Total	79,327	83,822

Audit services include the audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and its subsidiaries. Audit services in 2016 and 2017 also include audit work in connection with the audit of the Company’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. They also include performing agreed-upon procedures on quarterly financial statements and reviews of interim financial statements and audit services provided to overseas subsidiaries.

Audit-related services include other assurance and related services that can be reasonably provided by our principal accountant. In 2017, the provisions of audit-related services mainly include performing limited procedures on the XBRL-tagged data related to this Form 20-F for the fiscal year ended December 31 2017, and accounting and reporting consulting service.

Tax services in 2016 and 2017 are tax compliance services.

Other services in 2017 relate to certain permitted advisory services provided to our subsidiary on its clearing and settlement process.

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

Our audit committee pre-approved all audit and non-audit services performed by our principal accountant for the years ended December 31, 2016 and 2017.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unicom, dated January 27, 2000.(1)(P)

1.2	Amended Articles of Association of Unicom (as amended on September 16, 2008).(12)

1.3	Amended Articles of Association of Unicom (as amended on May 24, 2011).(14)

1.4	Amended Articles of Association of Unicom (as amended on May 8, 2015).(18)

2.1	Deposit Agreement, among Unicom, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)(P)

2.2	Form of specimen certificate for the shares.(1)(P)

4.1	Reorganization Agreement between Unicom Group and CUCL, dated April 21, 2000 (together with English translation).(1)(P)

4.2	Equity Transfer Agreement among Unicom Group, Unicom HK, Unicom BVI and Unicom, dated April 21, 2000.(1)(P)

4.3	Trademark License Agreement between Unicom Group and CUCL, dated May 25, 2000 (together with English translation).(1)(P)

4.4	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging, dated August 1, 2001 (together with English translation).(1)(P)

4.5	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation) (3)(P)

4.6	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New Century, dated November 20, 2002. (English translation) (3)

4.7	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation) (4)

4.8	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New World, dated November 20, 2003. (English translation) (4)

4.9	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004.(5)

4.10	Subscription Agreement between Unicom and SK Telecom, dated June 20, 2006.(6)

4.11	CDMA Network Capacity Lease Agreement among Unicom New Horizon, the A Share Company and Unicom Group, dated October 26, 2006.(7)

Exhibit Number	Description of Exhibit

4.12	Transfer Agreement of the CDMA Network Capacity Lease Agreement between the A Share Company and CUCL, dated October 26, 2006. (English translation)(7)

4.13	Asset Transfer Agreement between CUCL and Unicom Group in connection with the acquisition of Unicom Guizhou, dated November 16, 2007. (English translation)(8)

4.14	Supplement Agreement among Unicom New Horizon, Unicom Group, CUCL and the A Share Company in connection with the acquisition of Unicom Guizhou and the 2006 CDMA Network Capacity Lease Agreement, dated November 16, 2007.(8)

4.15	CDMA Business Transfer Framework Agreement between us, CUCL and China Telecom dated as of June 2, 2008. (English translation)(8)

4.16	CDMA Business Disposal Agreement among Unicom, CUCL and China Telecom, dated July 27, 2008. (English summary)(12)

4.17	Business and Assets Transfer Agreement among Unicom Parent, Netcom Parent and the A Share Company, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.18	Transfer Agreement between the A Share Company and CUCL, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.19	Network Lease Agreement between CUCL and Unicom New Horizon, relating to the lease of telecommunications networks in 21 provinces in southern China by CUCL from Unicom New Horizon, dated December 16, 2008. (English translation)(9)

4.20	Assets and Liabilities Transfer Agreement between CNC China and Netcom Group, dated June 23, 2004. (English translation)(10)

4.21	Asset Injection Agreement among Netcom Group, Unicom Group BVI, CNC China and China Netcom, dated June 29, 2004. (English translation)(10)

4.22	Letter of Undertakings by Netcom Group, dated September 5, 2004. (English translation)(10)

4.23	Restructuring Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.24	Non-Competition Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.25	Trademark Licensing Agreement among CNC China, Netcom Group and China Netcom, dated October 8, 2004. (English translation)(10)

4.26	Conditional Sale and Purchase Agreement among China Netcom, Unicom Group BVI and Netcom Group, relating to the acquisition of CNC New Horizon BVI, dated September 12, 2005.(12)

4.27	Asset Transfer Agreement between China Netcom and Netcom Group, relating to the sale of China Netcom’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality, dated January 15, 2007.(12)

4.28	Domestic Interconnection Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.29	International Long-distance Voice Services Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.30	Engineering and Information Technology Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

Exhibit Number	Description of Exhibit

4.31	Master Sharing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.32	Property Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.33	Materials Procurement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.34	Ancillary Telecommunications Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.35	Support Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation) (12)

4.36	Telecommunications Facilities Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.37	Information and Communications Technology Agreement between China Netcom System Integration and Netcom Group, dated November 6, 2007. (English translation)(12)

4.38	Equity Interest Transfer Agreement between China Netcom Group System Integration and China Netcom Group Beijing Communications Corporation, relating to the acquisition of Design Institute, dated December 5, 2007. (English translation)(11)

4.39	Framework Agreement for Interconnection Settlement between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.40	Framework Agreement for Engineering and Information Technology Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.41	Framework Agreement for Property Leasing Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.42	Framework Agreement for Ancillary Telecommunications Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.43	Framework Agreement for Support Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.44	Framework Agreement for Telecommunications Facilities Leasing between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.45	Comprehensive Services Agreement between Unicom Group and the A Share Company, dated August 12, 2008. (English translation)(12)

4.46	Transfer Agreement among the A Share Company, CUCL and CNC China, in connection with the Comprehensive Services Agreement, dated August 12, 2008. (English translation)(12)

4.47	Merger Agreement between CUCL and CNC China, relating to the merger between CUCL and CNC China, dated October 15, 2008. (English translation)(12)

4.48	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009. (12)

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009.(12)

4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009.(12)

Exhibit Number	Description of Exhibit

4.51	Subscription Agreement between China Unicom (Hong Kong) Limited and Telefónica, dated September 6, 2009. (13)

4.52	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009.(13)

4.53	Irrevocable Offer by SK Telecom, dated September 25, 2009.(13)

4.54	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009.(13)

4.55	Share Repurchase Agreement, dated November 3, 2009.(13)

4.56	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009.(13)

4.57	2011-2012 Network Lease Agreement between Unicom New Horizon and CUCL, dated October 29, 2010. (English translation)(14)

4.58	2010 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 29, 2010. (English translation)(14)

4.59	Agreement to Enhance the Strategic Alliance between China Unicom (Hong Kong) Limited and Telefónica, dated January 23, 2011.(14)

4.60	Transfer Agreement between Unicom A Share Company and CUCL, dated November 21, 2012. (English translation)(15)

4.61	2013 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 24, 2013. (English translation)(16)

4.62	Share Option Scheme, adopted by ordinary resolution of the Company on April 16, 2014.(16)

4.63	The Promoters’ Agreement among China Mobile Communication Company Limited, CUCL and China Telecom Corporation Limited regarding the establishment of China Communications Facilities Services Corporation Limited. (English translation)(17)

4.64	The Transfer Agreement among CUCL, Unicom New Horizon, China Mobile Communication Company Limited and its related subsidiaries, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and the Tower Company. (English translation)(18)

4.65	The Share Subscription Agreement between CUCL and the Tower Company, dated January 29, 2016. (English translation)(18)

4.66	The Capital Contribution Agreement between Unicom Group and CUCL, dated 6 December, 2013. (English translation)(18)

4.67	The amendment agreement to the 2013 comprehensive services agreement between Unicom Group and CUCL, dated August 21, 2015. (English translation)(18)

4.68	The Commercial Pricing Agreement between CUCL and the Tower Company, dated July 8, 2016. (English translation)(19)

4.69	2017-2019 Comprehensive Services Agreement between Unicom Group and CUCL, dated November 25, 2016. (English translation)(19)

4.70	The Share Subscription Agreement between the Company and Unicom BVI, dated August 22, 2017. (English translation) (20)

4.71	The Supplementary Agreement between CUCL and the Tower Company, dated January 31, 2018. (English translation)*

8.1	List of our significant subsidiaries.*

11.1	Code of Ethics for Senior Officers.(4)

Exhibit Number	Description of Exhibit

11.2	Employee Code of Ethics. (English translation)(6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).*

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b).*

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b).*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-11938) filed with the SEC in connection with our initial public offering in June 2000.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-11952) filed with the SEC with respect to American Depositary Shares representing our shares.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2003.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2004.
(6)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2005.
(7)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2006.
(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2007.
(9)	Incorporated by reference to Schedule 13D/A (File No. 5-51154) filed by China Unicom Group Corporation (BVI) Limited, China Network Communications Group Corporation, China United Network Communications Group Company Limited, China United Telecommunications Corporation Limited, and China Unicom (BVI) Limited, filed on December 24, 2008.
(10)	Incorporated by reference to China Netcom’s Registration Statement on Form F-1 (File No. 333-119786) filed with the SEC in connection with its initial public offering in November 2004.

(11)	Incorporated by reference to China Netcom’s Annual Report on Form 20-F (File No. 1-32332) for the year ended December 31, 2007.
(12)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2008.
(13)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2009.
(14)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2010.
(15)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2012.
(16)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2013.
(17)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2014.
(18)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2015.
(19)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2016.
(20)	Incorporated by reference to Schedule 13D/A (File No. 5-51154) filed by China United Network Communications Group Company Limited, China United Network Communications Limited, China Unicom (BVI) Limited and China Unicom Group Corporation (BVI) Limited, filed on November 28, 2017.
(P)	Paper filing.
*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 20, 2018

CHINA UNICOM (HONG KONG) LIMITED
By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CHINA UNICOM (HONG KONG) LIMITED:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of China Unicom (Hong Kong) Limited and subsidiaries (the Group) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2016.

Beijing, China

March 15, 2018

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA UNICOM (HONG KONG) LIMITED:

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity, and cash flows of China Unicom (Hong Kong) Limited and subsidiaries for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of China Unicom (Hong Kong) Limited and subsidiaries’ operations and their cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

March 16, 2016

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in millions, except per share data)

		Year ended 31 December
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$
Revenue	6	277,049	274,197	274,829	42,240
Interconnection charges		(13,093)	(12,739)	(12,617)	(1,939)
Depreciation and amortization		(76,738)	(76,805)	(77,492)	(11,910)
Network, operation and support expenses	7	(42,308)	(51,167)	(54,507)	(8,378)
Employee benefit expenses	8	(35,140)	(36,907)	(42,471)	(6,528)
Costs of telecommunications products sold	9	(46,079)	(39,301)	(26,643)	(4,095)
Other operating expenses	10	(52,927)	(54,585)	(57,166)	(8,786)
Finance costs	11	(6,934)	(5,017)	(5,734)	(881)
Interest income		438	1,160	1,647	253
Share of net (loss)/profit of associates		(759)	204	893	137
Share of net (loss)/profit of joint ventures		(42)	153	574	88
Other income – net	12	10,568	1,591	1,280	197

Income before taxation		14,035	784	2,593	398
Income tax expenses	13	(3,473)	(154)	(743)	(114)

Net income for the year		10,562	630	1,850	284

Attributable to:
Equity shareholders of the Company		10,562	625	1,828	281

Non-controlling interests		—	5	22	3

Earnings per share for income attributable to equity shareholders of the Company during the year:
Basic earnings per share	14	0.44	0.03	0.07	0.01

Diluted earnings per share	14	0.44	0.03	0.07	0.01

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in millions)

	Year ended 31 December
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net income for the year	10,562	630	1,850	284

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(1,050)	(544)	(56)	(9)
Tax effect on changes in fair value of financial assets through other comprehensive income	(1,129)	14	(2)	—

Changes in fair value of financial assets through other comprehensive income, net of tax	(2,179)	(530)	(58)	(9)
Remeasurement of net defined benefit liability, net of tax	20	14	6	1

	(2,159)	(516)	(52)	(8)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	60	153	(178)	(27)

Other comprehensive income for the year, net of tax	(2,099)	(363)	(230)	(35)

Total comprehensive income for the year	8,463	267	1,620	249

Total comprehensive income attributable to:
Equity shareholders of the Company	8,463	262	1,598	246

Non-controlling interests	—	5	22	3

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in millions)

		As of 31 December
	Note	2016	2017	2017
		RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	15	451,115	416,596	64,030
Lease prepayments	16	9,436	9,313	1,431
Goodwill	17	2,771	2,771	426
Interest in associates	19	32,248	33,233	5,108
Interest in joint ventures	20	1,175	2,368	364
Deferred income tax assets	13	5,986	5,973	918
Financial assets at fair value through other comprehensive income	21	4,326	4,286	659
Other assets	22	24,879	20,721	3,185

		531,936	495,261	76,121

Current assets
Inventories and consumables	23	2,431	2,239	344
Accounts receivable	24	13,622	13,964	2,146
Prepayments and other current assets	25	14,023	13,801	2,121
Amounts due from ultimate holding company	41	—	239	37
Amounts due from related parties	41	22,724	3,274	503
Amounts due from domestic carriers		3,908	4,683	720
Financial assets at fair value through profit and loss		123	160	25
Short-term bank deposits and restricted deposits	26	1,754	5,526	849
Cash and cash equivalents	27	23,633	32,836	5,047

		82,218	76,722	11,792

Total assets		614,154	571,983	87,913

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	28	179,102	254,056	39,048
Reserves	29	(21,017)	(20,912)	(3,214)
Retained profits
- Proposed final dividend	30	—	1,591	244
- Others		69,322	69,315	10,653

		227,407	304,050	46,731

Non-controlling interests		275	297	46

Total equity		227,682	304,347	46,777

The accompanying notes are an integral part of the consolidated financial Statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in millions)

		As of 31 December
	Note	2016	2017	2017
		RMB	RMB	US$
LIABILITIES
Non-current liabilities
Long-term bank loans	31	4,495	3,473	534
Promissory notes	32	17,906	—	—
Corporate bonds	33	17,970	17,981	2,764
Deferred income tax liabilities	13	113	108	17
Deferred revenue	34	2,998	3,020	464
Other obligations	35	335	432	67

		43,817	25,014	3,846

Current liabilities
Short-term bank loans	36	76,994	22,500	3,458
Commercial papers	37	35,958	8,991	1,382
Current portion of long-term bank loans	31	161	410	63
Current portion of promissory notes	32	18,976	17,960	2,761
Accounts payable and accrued liabilities	38	143,224	125,260	19,252
Taxes payable		732	1,121	172
Amounts due to ultimate holding company	41	2,463	2,176	334
Amounts due to related parties	41	8,700	8,126	1,249
Amounts due to domestic carriers		1,989	2,538	390
Dividend payable		920	920	141
Current portion of corporate bonds	33	2,000	—	—
Current portion of deferred revenue	34	369	350	54
Current portion of other obligations	35	3,141	2,987	459
Advances from customers		47,028	49,283	7,575

		342,655	242,622	37,290

Total liabilities		386,472	267,636	41,136

Total equity and liabilities		614,154	571,983	87,913

Net current liabilities		(260,437)	(165,900)	(25,498)

Total assets less current liabilities		271,499	329,361	50,623

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company
	Share capital	Employee Share-based Compensation reserve	General risk reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total	Non-controlling interests	Total equity
Balance at January 1, 2015	179,101	29	—	(4,227)	27,906	572	(43,762)	67,922	227,541	—	227,541
Total comprehensive income for the year	—	—	—	(2,179)	—	—	80	10,562	8,463	—	8,463
Appropriation to statutory reserves	—	—	—	—	874	—	—	(874)	—	—	—
Appropriation to other reserve	—	—	—	—	—	—	2	(2)	—	—	—
Equity-settled share option schemes under the new Hong Kong Companies Ordinance:
- Issuance of shares upon exercise of options	1	—	—	—	—	—	—	—	1	—	1
-Transfer between reserves upon lapsing of options	—	(29)	—	—	—	—	—	29	—	—	—
Redemption of convertible bonds	—	—	—	—	—	(572)	572	—	—	—	—
Dividends relating to 2014	—	—	—	—	—	—	—	(4,789)	(4,789)	—	(4,789)

Balance at December 31, 2015	179,102	—	—	(6,406)	28,780	—	(43,108)	72,848	231,216	—	231,216

Balance at January 1, 2016	179,102	—	—	(6,406)	28,780	—	(43,108)	72,848	231,216	—	231,216
Total comprehensive income for the year	—	—	—	(530)	—	—	167	625	262	5	267
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	270	270
Appropriation to statutory reserves	—	—	—	—	47	—	—	(47)	—	—	—
Appropriation to other reserve	—	—	33	—	—	—	—	(33)	—	—	—
Dividends relating to 2015(Note 30)	—	—	—	—	—	—	—	(4,071)	(4,071)	—	(4,071)

Balance at December 31, 2016	179,102	—	33	(6,936)	28,827	—	(42,941)	69,322	227,407	275	227,682

Balance at January 1, 2017	179,102	—	33	(6,936)	28,827	—	(42,941)	69,322	227,407	275	227,682
Total comprehensive income for the year	—	—	—	(58)	—	—	(172)	1,828	1,598	22	1,620
Issue of share capital	74,954	—	—	—	—	—	—	—	74,954	—	74,954
Share of associate’s other reserve	—	—	—	—	—	—	91	—	91	—	91
Appropriation to statutory reserves	—	—	—	—	50	—	—	(50)	—	—	—
Appropriation to other reserves	—	—	194	—	—	—	—	(194)	—	—	—

Balance at December 31, 2017	254,056	—	227	(6,994)	28,877	—	(43,022)	70,906	304,050	297	304,347

Balance at December 31, 2017(in US$ million)	39,048	—	35	(1,075)	4,438	—	(6,612)	10,897	46,731	46	46,777

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

		Year ended 31 December
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$
Cash flows from operating activities
Cash generated from operations	(a)	91,169	81,168	91,519	14,066
Interest received		319	335	807	124
Interest paid		(4,943)	(4,938)	(6,293)	(967)
Income tax paid		(2,244)	(1,972)	(979)	(151)

Net cash inflow from operating activities		84,301	74,593	85,054	13,072

Cash flows from investing activities
Purchase of property, plant and equipment		(88,465)	(98,293)	(61,489)	(9,451)
Proceeds from disposal of Tower Assets and other property, plant and equipment		2,336	6,390	22,121	3,400
Dividends received from financial assets at fair value through other comprehensive income		365	357	167	26
Proceeds from disposal of financial assets at fair value through profit and loss		19	68	60	9
Dividends received from associates		10	—	10	2
(Increase)/Decrease in short-term bank deposits and restricted deposits		(3)	2	(3,094)	(476)
Purchase of other assets		(4,542)	(4,092)	(4,204)	(646)
Acquisition of financial assets at fair value through profit and loss		(66)	(51)	(74)	(11)
Acquisition of financial assets at fair value through other comprehensive income		—	(18)	(8)	(1)
Acquisition of interest in associates		(8)	(48)	(5)	(1)
Acquisition of interest in joint ventures		(1,000)	(64)	(620)	(95)
Lending by China Unicom Finance Company Limited (“Finance Company”)		—	—	(700)	(108)
Repayment of loan lent by Finance Company		—	—	500	77

Net cash outflow from investing activities		(91,354)	(95,749)	(47,336)	(7,275)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

			Year ended 31 December
	Note		2015	2016	2017	2017
			RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from share issued			1	—	74,954	11,520
Capital contributions from non-controlling interests			—	270	—	—
Proceeds from commercial papers			30,000	59,880	26,941	4,141
Proceeds from short-term bank loans			139,663	142,567	117,571	18,070
Proceeds from long-term bank loans			1,920	3,307	1,549	238
Loans from ultimate holding company			1,344	—	5,237	805
Loans from related parties			—	—	535	82
Proceeds from promissory notes			17,957	—	—	—
Proceeds from corporate bonds			—	17,965	—	—
Repayment of commercial papers			(20,000)	(44,000)	(54,000)	(8,300)
Repayment of short-term bank loans			(149,072)	(149,425)	(172,065)	(26,446)
Repayment of long-term bank loans			(45)	(84)	(2,686)	(413)
Repayment of related party loan			(473)	—	(60)	(9)
Repayment of ultimate holding company loan			(1,344)	(1,344)	(3,893)	(598)
Repayment of convertible bond			(11,664)	—	—	—
Repayment of finance lease			(217)	(406)	(695)	(107)
Repayment of promissory notes			—	(2,500)	(19,000)	(2,920)
Repayment of corporate bonds			—	—	(2,000)	(307)
Payment of issuing expense for promissory notes			—	(102)	(82)	(13)
Dividends paid to equity shareholders of the Company	30		(4,643)	(4,071)	—	—
Net deposits/(withdrawal) by Unicom Group and its subsidiaries with/from Finance Company			—	2,397	(112)	(17)
Net deposits from a joint venture with Finance Company			—	—	12	2
Increase in statutory reserve deposits placed by Finance Company	26	(i)	—	(1,577)	(620)	(95)

Net cash inflow/(outflow) from financing activities			3,427	22,877	(28,414)	(4,367)

Net (decrease) /increase in cash and cash equivalents			(3,626)	1,721	9,304	1,430
Cash and cash equivalents, beginning of year			25,308	21,755	23,633	3,632
Effect of changes in foreign exchange rate			73	157	(101)	(15)

Cash and cash equivalents, end of year	27		21,755	23,633	32,836	5,047

Analysis of the balances of cash and cash equivalents:
Cash balances			1	1	3	1
Bank balances			21,754	23,632	32,833	5,046

			21,755	23,633	32,836	5,047

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

(a)	The reconciliation of income before income tax to cash generated from operating activities is as follows:

	Year ended 31 December
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Income before income tax	14,035	784	2,593	398
Adjustments for:
Depreciation and amortization	76,738	76,805	77,492	11,910
Interest income	(120)	(1,160)	(1,647)	(253)
Finance costs	6,641	4,832	5,363	824
(Gain)/ Loss on disposal of property, plant and equipment	(7,251)	355	3,489	537
Impairment losses for doubtful debts and write-down of inventories	4,054	4,173	3,955	608
Dividends from financial assets at fair value through other comprehensive income	(397)	(357)	(206)	(32)
Share of net loss/(profit) of associates	759	(204)	(893)	(137)
Share of net loss/(profit) of joint ventures	42	(153)	(574)	(88)
Other investment loss/(gain)	8	(9)	(19)	(3)
Changes in working capital:
Increase in accounts receivable	(3,666)	(2,664)	(3,667)	(564)
(Increase)/Decrease in inventories and consumables	(73)	1,354	81	12
(Increase)/Decrease in short-term bank deposits and restricted deposits	(146)	23	(58)	(9)
Increase in other assets	(6,142)	(4,763)	(2,034)	(313)
(Increase)/Decrease in prepayments and other current assets	(1,630)	4,171	166	26
Increase in amounts due from ultimate holding company	—	—	(39)	(6)
Decrease/(Increase) in amounts due from related parties	2,905	(3,302)	112	17
Decrease/(Increase) in amounts due from domestic carriers	126	(1,914)	(775)	(119)
(Decrease)/Increase in accounts payable and accrued liabilities	(1,781)	(835)	5,752	884
Increase/(Decrease) in taxes payable	5,126	(1,176)	362	56
Increase/(Decrease) in advances from customers	1,465	(1,329)	2,255	347
(Decrease)/Increase in deferred revenue	(81)	395	365	56
(Decrease)/Increase in other obligations	(17)	69	45	7
(Decrease)/ Increase in amounts due to ultimate holding company	(185)	73	(203)	(31)
Increase/(Decrease) in amounts due to related parties	861	5,311	(945)	(145)
(Decrease)/Increase in amounts due to domestic carriers	(102)	689	549	84

Cash generated from operations	91,169	81,168	91,519	14,066

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, leased lines and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

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

Under a mixed ownership reform, A Share Company completed a non-public share issuance to certain strategic investors in October 2017. The gross proceeds of the non-public share issuance amounted to RMB61,725 million. Immediately upon the completion of non-public share issuance by A Share Company, Unicom Group also transferred certain shares in A Share Company to China Structural Reform Fund Corporation Limited at a cash consideration of RMB12,975 million.

On November 28, 2017, the Company issued 6,651,043,262 new shares to Unicom BVI for a cash consideration of RMB74,954 million.

As a result of the above transactions, the shareholding of Unicom BVI in the Company increased from 40.61% to 53.52%, while Unicom Group remain as the ultimate holding company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Statement of Compliance

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. These consolidated financial statements have been authorized for issue by the Company’s board of directors on March 15, 2018.

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

As of December 31, 2017, current liabilities of the Group exceeded current assets by approximately RMB165.9 billion (2016: approximately RMB260.4 billion). Given the current global economic conditions and taking into account of the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB307.4 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB271.5 billion was unutilized as of December 31, 2017; and

•	Other available sources of financing from domestic banks and other financial institutions in view of the Group’s good credit history.

In addition, the Group believes it has the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2017 have been prepared on a going concern basis.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments

(i)	The IASB has issued a number of amendments to IFRSs that are first effective for the current accounting period of the Group. None of these impact on the accounting policies of the Group. However, additional disclosure has been included in Note 27(b) to satisfy the new disclosure requirements introduced by the amendments to IAS 7, Statement of cash flows: “Disclosure initiative”, which require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

(ii)	Up to the date of issue of these financial statements, the IASB issued certain amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2017 and which have not been adopted in these financial statements except for IFRS 9 (2010), “Financial instruments” was early adopted by the Group on January 1, 2011. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
IFRS 9 (2014), “Financial instruments”	January 1, 2018
IFRS 15, “Revenue from contracts with customers”	January 1, 2018
Amendments to IFRS 2, Share- based payment “Classification and measurement of share-based payment transactions”	January 1, 2018
Amendments to IFRS 40, Investment property “Transfer of investment property”	January 1, 2018
IFRIC 22, “Foreign currency transaction and advance consideration”	January 1, 2018
Annual Improvements to IFRSs 2014-2016 Cycle	January 1, 2018
IFRS 16, “Leases”	January 1, 2019
IFRIC 23, “Uncertainty over income tax treatments”	January 1, 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

The Group is required to adopt IFRS 9 (2014) and IFRS 15 from January 1, 2018 and the Group is currently finalizing its assessment of the impact of these new standards will have on its consolidated financial statements upon adoption. In addition, it is in the process of making an assessment of what the impact of other amendments, new standards and interpretations is expected to be in the period of initial application. So far the Group has identified the following aspects of the new standards which may have impact on the consolidated financial statements. The actual impacts upon the initial adoption of the standards may differ as the assessment to date is based on the information currently available to the Group, and further impacts may be identified before the Group publishes its interim financial report for the six months ending June 30, 2018. The Group may also change its accounting policy elections, including the transition options, until the standards are initially applied in that financial report.

IFRS 15, “Revenue from contracts with customers”

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18, “Revenue”, IAS 11, “Construction contracts” and IFRIC 13, “Customer Loyalty Programs”.

Under IFRS 15, an entity is required to identify the performance obligations in the contract, determine the transaction price of the contract and then allocate the transaction price to the performance obligations in the contract based on each performance obligation’s standalone price, and recognize revenue when the performance obligations are satisfied.

The Group has been assessing whether and how the new requirements will impact its accounting in different areas, including identification of the number and the nature of performance obligations for bundled sales transactions and sales incentive offers, determination of standalone price, price allocation method, contract modifications and cost capitalization. Based on the assessment completed to date, with the exception of the accounting for contract costs which is further explained below, the Group expects that the new requirements will not result in material adjustments on the opening balances at January 1, 2018 as the Group’s current accounting policy is generally consistent with the new requirements in material respects

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

IFRS 15, “Revenue from contracts with customers” (Continued)

Sales commission

IFRS 15 requires an entity to capitalize incremental costs of obtaining a contract with a customer – e.g. sales commissions, and amortize the capitalized costs on a systematic basis that is consistent with the pattern of transfer of the good or service to which the capitalized costs related.

This requirement will result in a change in the timing of expensing sales commission and similar costs incurred in obtaining contracts as under the Group’s current policy sales commissions are expensed when incurred. However, as allowed by IFRS 15, the Group will continue to expense the costs of obtaining contracts when incurred if the amortization period of those costs would be one year or less.

IFRS 15 allows for two transition methods, namely the full retrospective method and the cumulative effect transition method with the cumulative effect from initial application recognized as an adjustment to the opening balance of retained earnings at the date of initial application. The Group plans to elect to use the cumulative effect transition method for the adoption of IFRS 15 and will recognize the cumulative effect of initial application as an adjustment to the opening balance of equity at January 1, 2018. As allowed by IFRS 15, the Group plans to apply the new requirements only to contracts that are not completed before January 1, 2018.

Based on a preliminary assessment, upon the initial adoption of IFRS 15, this change in accounting policy will result in a recognition of contract asset of approximately RMB2 billion to RMB2.5 billion, with a corresponding after-tax increase to the opening balance of retained profits at January 1, 2018. The adoption will also result in additional disclosures around the nature and timing of the Group’s performance obligations, deferred revenue contract liabilities, deferred contract cost assets, as well as significant judgments and practical expedients used by the Group in applying the new revenue recognition model.

The Group has identified and is in the process of implementing changes to its systems and processes and internal control to meet the standard’s reporting and disclosure requirements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

IFRS 9 (2014), “Financial Instruments”

The Group has early adopted IFRS 9 (2010) in 2011 and will apply IFRS 9 (2014) on January 1, 2018. Compared with IFRS 9 (2010), IFRS 9 (2014) includes the new expected credit losses model for impairment of financial assets, the new general hedge accounting requirements and limited amendments to the classification and measurement of financial assets.

The new impairment model in IFRS 9 (2014) replaces the “incurred loss” model in IAS 39 with an “expected credit loss” model. Under the expected credit loss model, it will no longer be necessary for a loss event to occur before an impairment loss is recognized. Instead, an entity is required to recognize and measure either a 12-month expected credit loss or a lifetime expected credit loss, depending on the asset and the facts and circumstances. However, lifetime expected credit loss measurement always applies for trade receivables and contract assets without a significant financing component. The Group expects that the application of the expected credit loss model will result in earlier recognition of credit losses.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 on a retrospective basis. The Group plans to use the exemption from restating comparative information and will recognize any transition adjustments against the opening balance of equity at January 1, 2018. Based on a preliminary assessment, if the Group were to adopt the new impairment requirements at December 31, 2017, credit loss allowance at that date would increase by approximately RMB1 billion, compared with that recognized under IAS 39, with a corresponding after-tax decrease to the opening balance of retained profits at January 1, 2018.

The Group has identified and is in the process of implementing changes to its systems and processes and internal control to meet the standard’s reporting and disclosure requirements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

IFRS 16, “Leases”

As disclosed in Note 2.27, currently the Group classifies leases into finance leases and operating leases and accounts for the lease arrangements differently, depending on the classification of the lease. The Group enters into some leases as the lessor and others as the lessee.

IFRS 16 is not expected to impact significantly on the way that lessors account for their rights and obligations under a lease. However, once IFRS 16 is adopted, lessees will no longer distinguish between finance leases and operating leases. Instead, subject to practical expedients, lessees will account for all leases in a similar way to current finance lease accounting, i.e. at the commencement date of the lease the lessee will recognize and measure a lease liability at the present value of the minimum future lease payments and will recognize a corresponding “right-of-use” asset. After initial recognition of this asset and liability, the lessee will recognize interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use asset, instead of the current policy of recognizing rental expenses incurred under operating leases on a systematic basis over the lease term. As a practical expedient, the lessee can elect not to apply this accounting model to short-term leases (i.e. where the lease term is 12 months or less) and to leases of low-value assets, in which case the rental expenses would continue to be recognized on a systematic basis over the lease term.

IFRS 16 will primarily affect the Group’s accounting as a lessee of leases for properties, plant and equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities and to impact on the timing of the expense recognition in the statement of profit or loss over the period of the lease. The Group will need to perform a more detailed analysis to determine the amounts of new assets and liabilities arising from operating lease commitments on adoption of IFRS 16, after taking into account the applicability of the practical expedient and adjusting for any leases entered into or terminated between now and the adoption of IFRS 16 and the effects of discounting.

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

For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB6.5063 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 29, 2017, as December 30, 2017 and December 31, 2017 were weekends. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2017 or at any other date. The US$ convenience translation is not required under IFRS and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

Other assets mainly represent (i) computer software; (ii) prepaid rental for premises, leased lines and electricity cables; and (iii) capitalized direct incremental costs for activating broadband and Internet Protocol Television (“IPTV”) subscribers.

(i)	Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives on a straight-line basis.

(ii)	Long-term prepaid rental for premises, leased lines and electricity cables are amortized using a straight-line method over the lease period.

(iii)	Capitalized direct incremental costs for activating broadband and IPTV subscribers mainly include the costs of installing broadband and IPTV terminals at customer’s homes for the provision of broadband and IPTV services. Such costs are amortized over the expected service period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.11	Financial Assets

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.18	Deferred Revenue and Advances from Customers

(a)	Deferred revenue

(i)	Government grants

Government grants are recognized in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same period in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognized as deferred income consequently are effectively recognized in profit or loss over the useful life of the asset as other income.

(ii)	Subscriber points reward program

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

In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured with sufficient regularity and the movement of the remeasurement is recognized in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As of December 31, 2017, the amount of the liability was RMB68 million (2016: RMB75 million).

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

Sales of services and goods

•	Voice usage and monthly fees are recognized when the services are rendered;

•	Revenue from the provision of broadband and mobile data services are recognized when the services are provided to customers;

•	Data and internet application service revenue, which mainly represent revenue from the provision of data storage and application, information communications technology and other internet related services, are recognized when services are rendered;

•	Other value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalized ring, caller number display and secretarial services to subscribers etc., are recognized when services are rendered;

•	Interconnection fees represent revenue received or receivable from other domestic and foreign telecommunications operators for the use of the Group’s telecommunications network, is recognized when service is rendered;

•	Revenue from leased lines and associated services, which mainly represent income from offering lines and customer-end equipment to customers for usage and related services, are recognized on a straight-line basis over the respective lease and service period;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognized when title has been passed to the buyers;

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.24	Revenue Recognition (Continued)

Sales of services and goods (Continued)

•	The Group offers preferential packages to the customers which include the bundle sale of mobile handset and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of the telecommunications service. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition.

2.25	Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method.

2.26	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.27	Leases (as the lessee)

(a)	Operating lease

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

The Group’s fund management center at its headquarter is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2015, 2016 and 2017, the Group had not entered into any forward exchange contracts or currency swap contracts.

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the People’s Bank of China as of December 31, 2016 and 2017.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

	2016			2017
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:
- denominated in HK dollars	410	0.89	367	508	0.84	425
- denominated in US dollars	271	6.94	1,879	150	6.53	980
- denominated in Euro	13	7.31	96	12	7.80	95
- denominated in Japanese Yen	218	0.06	13	17	0.06	1
- denominated in SGD	1	4.80	7	—	4.88	1
- denominated in GBP	1	8.51	6	1	8.78	10

Sub-total			2,368			1,512

Accounts receivable:
- denominated in US dollars	195	6.94	1,355	229	6.53	1,496
- denominated in Euro	1	7.31	6	2	7.80	16

Sub-total			1,361			1,512

Financial assets at fair value through other comprehensive income:
- denominated in Euro	566	7.31	4,138	522	7.80	4,070

Total			7,867			7,094

Borrowings:
- denominated in US dollars	46	6.94	321	43	6.53	278
- denominated in Euro	12	7.31	89	9	7.80	72
- denominated in HK dollars	—	0.89	—	520	0.84	435

Sub-total			410			785

Accounts payable:
- denominated in US dollars	60	6.94	416	58	6.53	379
- denominated in Euro	3	7.31	20	2	7.80	16

Sub-total			436			395

Total			846			1,180

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China.

As of December 31, 2017, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars, Euro, Japanese Yen, SGD and GBP, while all other variables are held constant, the effect on income after tax would be approximately RMB138 million (2015: approximately RMB120 million; 2016: approximately RMB216 million) for cash and cash equivalents, borrowings and obligations under finance lease included in other obligations denominated in foreign currencies, and the effect on other comprehensive income would be approximately RMB407 million (2015: approximately RMB467 million ; 2016: approximately RMB414 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a) Market risk (Continued)

(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated statement of financial position as financial assets at fair value through other comprehensive income.

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As of December 31, 2017, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income would be approximately RMB407 million (2015: approximately RMB467 million; 2016: approximately RMB414 million).

(iii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, corporate bonds and related parties loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2016 and 2017, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2016 and 2017.

As of December 31, 2017, the Group had approximately RMB33,310 million (2016: approximately RMB112,997 million) of floating rate borrowings and short-term fixed rate borrowings and approximately RMB40,516million (2016: approximately RMB62,257 million) of long-term fixed rate borrowings.

For the year ended December 31, 2017, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had increased/decreased 50 basic points while all other variables are held constant, the effect on income after tax is approximately RMB125 million (2015: approximately RMB395 million; 2016: approximately RMB424 million).

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

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time from the end of the period under review to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Carrying amounts
At December 31, 2016
Long-term bank loans	207	472	1,299	4,119	4,656
Corporate bonds	2,583	544	18,331	—	19,970
Promissory notes	20,078	18,440	—	—	36,882
Other obligations	3,179	258	44	55	3,476
Accounts payable and accrued liabilities	143,224	—	—	—	143,224
Amounts due to related parties	8,700	—	—	—	8,700
Amounts due to ultimate holding company	2,463	—	—	—	2,463
Amounts due to domestic carriers	1,989	—	—	—	1,989
Commercial papers	36,395	—	—	—	35,958
Short-term bank loans	78,210	—	—	—	76,994

	297,028	19,714	19,674	4,174	334,312

At December 31, 2017
Long-term bank loans	412	444	1,329	2,567	3,883
Corporate bonds	544	17,282	1,049	—	17,981
Promissory notes	18,440	—	—	—	17,960
Other obligations	3,006	293	48	47	3,419
Accounts payable and accrued liabilities	125,260	—	—	—	125,260
Amounts due to related parties	8,138	—	—	—	8,126
Amounts due to ultimate holding company	2,184	—	—	—	2,176
Amounts due to domestic carriers	2,538	—	—	—	2,538
Commercial papers	9,127	—	—	—	8,991
Short-term bank loans	22,945	—	—	—	22,500

	192,594	18,019	2,426	2,614	212,834

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(a) for details.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.2	Capital risk management

The Group’s objectives when managing capital are:

•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.

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

The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest-bearing debts over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, corporate bonds, obligations under finance lease, and certain amounts due to ultimate holding company and related parties, as shown in the consolidated statement of financial position. The interest-bearing debts do not include balance of deposits received by Finance Company from Unicom Group and its subsidiaries and a joint venture of RMB2,285 million and RMB12 million, respectively, as of December 31, 2017 (2016: balance of deposits received by Finance Company from Unicom Group and its subsidiaries of RMB2,397 million).

The Group’s debt-to-capitalization ratios are as follows:

	2016	2017
Interest-bearing debts:
- Commercial papers	35,958	8,991
- Short-term bank loans	76,994	22,500
- Long-term bank loans	4,495	3,473
- Promissory notes	17,906	—
- Corporate bonds	17,970	17,981
- Obligations under finance lease included in other obligations	208	231
- Amounts due to ultimate holding company	—	1,344
- Amounts due to related parties	—	475
- Current portion of long-term bank loans	161	410
- Current portion of promissory notes	18,976	17,960
- Current portion of corporate bonds	2,000	—
- Current portion of obligations under finance lease	586	461

	175,254	73,826

Total equity:	227,682	304,347

Interest-bearing debts plus total equity	402,936	378,173

Debt-to-capitalization ratio	43.5%	19.5%

The decrease in debt-to-capitalization ratio during 2017 resulted primarily from the decrease in interest-bearing debts and the increase in total equity.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits and restricted deposits, financial assets at fair value through other comprehensive income, financial assets at fair value through profit and loss, accounts receivable, receivables for the sales of mobile handsets, amounts due from ultimate holding company, related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a)	Financial assets and liabilities measured at fair value

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuation: observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available

•	Level 3 valuation: fair value measured using significant unobservable inputs

The following table presents the Group’s assets that are measured at fair value at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities
-Listed	4,285	—	—	4,285
-Unlisted	—	—	41	41

	4,285	—	41	4,326

Financial assets at fair value through profit and loss
- Equity securities
-Unlisted	—	—	123	123

Total	4,285	—	164	4,449

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(a)	Financial assets and liabilities measured at fair value(continued)

The following table presents the Group’s assets that are measured at fair value at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities
-Listed	4,228	—	—	4,228
-Unlisted	—	—	58	58

	4,228	—	58	4,286

Financial assets at fair value through profit and loss
- Equity securities
-Unlisted	—	—	160	160

Total	4,228	—	218	4,446

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

During the years ended December 31, 2016 and 2017, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as of the end of the reporting period in which they occur.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(b)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as of December 31, 2016 and 2017. Their carrying amounts, fair values and the level of fair values hierarchy are disclosed below:

	Carrying amount as of December 31, 2016	Fair value as of December 31, 2016	Carrying amount as of December 31, 2017	Fair value as of December 31, 2017	Fair value measurement as of December 31, 2017 categorized into
					Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	4,495	4,339	3,473	3,187	—	3,187	—
Non-current portion of promissory notes	17,906	18,031	—	—	—	—	—
Non-current portion of corporate bonds	17,970	17,989	17,981	17,712	17,712	—	—

The fair value of the non-current portion of long-term bank loans is based on the expected cash flows of principal and interests payment discounted at market rates ranging from 1.18% to 5.51% (2016: 1.28% to 4.48%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortized cost approximated their fair values as of December 31, 2016 and 2017 due to the nature or short maturity of those instruments.

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

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2015, 2016 and 2017.

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

For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to deductible tax losses, unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, and allowance for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded net deferred tax assets amounting to approximately RMB5,973 million as of December 31, 2017 (2016: approximately RMB5,986 million) (see Note 13). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

The Group analyzed the substance of the leases to determine whether the arrangements should be classified as operating leases or finance leases in accordance with the requirements of the prevailing accounting standards. The Group bases its judgment on the lease agreements and related arrangements to assess whether substantially all the risks and rewards incidental to ownership of the leased assets has been transferred.

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

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

6.	REVENUE

Revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, and leased lines and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

The	major components of revenue are as follows:

	2015	2016	2017
Voice usage and monthly fees	57,030	47,500	39,154
Broadband and mobile data services	105,634	118,209	137,133
Data and internet application services	12,936	17,782	20,074
Other value-added services	27,411	24,187	22,793
Interconnection fees	15,514	14,748	14,233
Leased lines and associated services	11,484	11,618	12,519
Other services	2,967	3,989	3,109

Total service revenue	232,976	238,033	249,015
Sales of telecommunications products	44,073	36,164	25,814

	277,049	274,197	274,829

7.	NETWORK, OPERATION AND SUPPORT EXPENSES

	Note	2015	2016	2017
Repairs and maintenance		13,178	11,150	10,531
Power and water charges		13,103	13,898	14,853
Operating lease charges for network, premises, equipment and facilities		11,642	9,779	10,724
Operating lease and other service charges to Tower Company	41.2	2,926	14,887	16,524
Others		1,459	1,453	1,875

		42,308	51,167	54,507

8.	EMPLOYEE BENEFIT EXPENSES

	2015	2016	2017
Salaries and wages	26,057	27,178	32,155
Contributions to defined contribution pension schemes	5,057	5,236	5,550
Contributions to medical insurance	1,678	1,889	2,010
Contributions to housing fund	2,307	2,569	2,722
Other benefits	41	35	34

	35,140	36,907	42,471

9.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2015	2016	2017
Handsets and other telecommunication products	45,587	38,888	26,406
Others	492	413	237

	46,079	39,301	26,643

10.	OTHER OPERATING EXPENSES

	2015	2016	2017
Impairment losses for doubtful debts and write-down of inventories	4,054	4,173	3,955
Commission and other service expenses	21,327	23,826	22,658
Advertising and promotion expenses	3,325	3,188	3,894
Internet access terminal maintenance expenses	3,792	3,857	3,547
Customer retention costs	3,521	3,775	3,987
Auditors’ remuneration	64	69	74
Property management fee	2,238	2,150	2,169
Office and administrative expenses	2,102	1,972	1,919
Transportation expense	1,790	1,676	1,642
Miscellaneous taxes and fees	964	1,375	1,251
Service technical support expenses	3,628	4,641	4,355
Repairs and maintenance expenses	852	852	824
Loss on disposal of property, plant and equipment	1,995	355	3,489
Others	3,275	2,676	3,402

	52,927	54,585	57,166

11.	FINANCE COSTS

	Note	2015	2016	2017
Finance costs:
- Interest on bank loans repayable within 5 years		3,301	2,730	3,378
- Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		1,928	2,885	2,403
- Interest on convertible bonds repayable within 5 years		172	—	—
- Interest on related parties loans repayable within 5 years		60	—	73
- Interest on bank loans repayable over 5 years		8	62	53
- Less: Amounts capitalized in CIP	15	(936)	(769)	(670)

Total interest expense		4,533	4,908	5,237
- Net exchange loss/ (gain)		2,104	(260)	231
- Others		297	369	266

		6,934	5,017	5,734

12.	OTHER INCOME – NET

	Note	2015	2016	2017
Dividend income from financial assets at fair value through other comprehensive income		397	357	206
Gain on Tower Assets Disposal	(i)	9,246	—	—
Others		925	1,234	1,074

		10,568	1,591	1,280

(i)	Disposal of Telecommunications Towers and Related Assets

On October 31, 2015, China United Network Communications Corporation Limited (“CUCL”) and Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) completed the disposal of tower assets (“Tower Assets Disposal”) to China Tower Corporation Limited( “Tower Company”) with a total consideration of approximately RMB54,658 million.

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

Hong Kong profits tax has been provided at the rate of 16.5% (2015: 16.5%; 2016: 16.5%) on the estimated assessable income for the year. Taxation on income outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2015: 25%; 2016: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2015: 15%; 2016: 15%).

	2015	2016	2017
Provision for income tax on the estimated taxable income for the year
- Hong Kong	23	13	44
- Mainland China and other countries	3,990	1,722	654
Under/(Over)-provision in respect of prior years	16	(41)	39

	4,029	1,694	737
Deferred taxation	(556)	(1,540)	6

Income tax expenses	3,473	154	743

Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

	Note	2015	2016	2017
Income before taxation		14,035	784	2,593

Expected income tax expense at PRC statutory tax rate of 25%		3,509	196	648
Impact of different tax rates outside mainland China		(31)	(14)	(55)
Tax effect of preferential tax rate	(i)	(75)	(68)	(82)
Tax effect of non-deductible expenses		168	191	300
Investment in joint ventures		11	(38)	(143)
Investment in associates	(ii)	217	39	(133)
Under/(Over) -provision in respect of prior years		16	(41)	39
Tax effect of unused tax losses not recognized, net of utilization	(iii)	(291)	(45)	49
Others		(51)	(66)	120

Actual tax expense		3,473	154	743

13.	TAXATION (CONTINUED)

(i)	According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15%. Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15%.

(ii)	Adjustment to investment in associates represents the tax effect on share of profit/(loss) of associates, net of reversal of deferred tax assets on unrealized profit from transactions with Tower Company.

(iii)	As of December 31, 2017, the Group did not recognize deferred tax assets in respect of tax losses of approximately RMB1,923 million (2016: approximately RMB2,622 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilized. The tax losses can be carried forward for five years from the year incurred and hence will be expired by 2022.

As of December 31, 2017, the Group did not recognize deferred tax assets of RMB 1,849 million (2016: RMB1,832 million) in respect of changes in fair value on financial assets through other comprehensive income, since it is not probable that the related tax benefit will be realized.

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	2016	2017
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	8,168	8,011
- Deferred tax asset to be recovered within 12 months	1,198	2,598

	9,366	10,609

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(2,897)	(4,079)
- Deferred tax liabilities to be settled within 12 months	(483)	(557)

	(3,380)	(4,636)

Net deferred tax assets after offsetting	5,986	5,973

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(113)	(108)
- Deferred tax liabilities to be settled within 12 months	—	—

	(113)	(108)

Net deferred tax liabilities after offsetting	(113)	(108)

13.	TAXATION (CONTINUED)

The movement of the net deferred tax assets/liabilities is as follows:

	Note	2015	2016	2017
Net deferred tax assets after offsetting:
- Beginning of year		6,215	5,642	5,986
- Deferred tax credited/ (charged) to the statement of income		557	1,635	(11)
- Deferred tax (charged)/ credited to other comprehensive income		(1,130)	13	(2)
- Reclassified from current taxes payable	(i)	—	(1,304)	—

- End of year		5,642	5,986	5,973

Net deferred tax liabilities after offsetting:
- Beginning of year		(17)	(18)	(113)
- Deferred tax (charged)/ credited to the statement of income		(1)	(95)	5

- End of year		(18)	(113)	(108)

(i)	On October 14, 2015, The Group disposed tower assets to Tower Company in exchange for cash and shares issued by Tower Company (see Note 41). According to the applicable tax laws issued by the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) of the PRC, the gain from Tower Assets Disposal in exchange for investment in Tower Company (“Qualified Income”) is, upon fulfilling the filing requirement with in-charge tax bureau, eligible to be deferred and treated as taxable income on a straight-line basis over a period not exceeding five years. Before completing the filing, the Group accrued current taxes payable based on the total gain from Tower Asset Disposal. During the year ended December 31, 2016, the Group successfully completed the filing requirement with in-charge tax bureau with respect to the Qualified Income and since then has become eligible for deferring part of tax liability with respect to the Qualified Income, which will be reversed in the four years from 2016 to 2019. Accordingly, a balance of RMB1,304 million was reclassified from current taxes payable to net deferred tax assets, and RMB373 million (2016: RMB186 million) was subsequently utilized during the year ended December 31, 2017.

13.	TAXATION (CONTINUED)

The components of the deferred tax assets/(liabilities) recognized in the consolidated statement of financial position and the movements during the year are as follows:

Deferred tax arising from:	Allowance for doubtful debts	Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (i))	Deductible tax losses	Accruals of expenses not yet deductible for tax purpose	Unrealized income from the transactions with Tower Company	Accelerated depreciation of property, plant and equipment (Note (ii))	Gain from Tower Assets Disposal	Others	Total
At January 1, 2015	1,295	1,556	—	833	—	(696)	—	3,210	6,198
Credited/(charged) to the statement of income	136	(52)	—	388	877	(296)	—	(497)	556
Credited to other comprehensive income	—	—	—	—	—	—	—	(1,130)	(1,130)

At December 31, 2015	1,431	1,504	—	1,221	877	(992)	—	1,583	5,624
Credited/(charged) to the statement of income	122	(53)	2,433	472	(90)	(1,251)	186	(279)	1,540
Credited to other comprehensive income	—	—	—	—	—	—	—	13	13
Reclassification of current tax payable	—	—	—	—	—	—	(1,304)	—	(1,304)

At December 31, 2016	1,553	1,451	2,433	1,693	787	(2,243)	(1,118)	1,317	5,873
Credited/(charged) to the statement of income	50	(48)	(189)	861	(90)	(1,627)	373	664	(6)
Charged to other comprehensive income	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2017	1,603	1,403	2,244	2,554	697	(3,870)	(745)	1,979	5,865

13.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	2016	2017
Net deferred tax assets after offsetting:
Deferred tax assets:
Allowance for doubtful debts		1,553	1,603
Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations	(i)	1,451	1,403
Accruals of expenses not yet deductible for tax purpose		1,693	2,554
Deferred revenue on subscriber points reward program		156	183
Unrealized income for the inter-company transactions		189	120
Unrealized income from the transactions with Tower Company		787	697
Government grants related to assets		271	363
Intangible assets amortization difference		345	423
Deductible tax losses		2,433	2,244
Others		488	1,019

		9,366	10,609

Deferred tax liabilities:
Gain from Tower Assets Disposal		(1,118)	(745)
Accelerated depreciation of property, plant and equipment	(ii)	(2,243)	(3,870)
Others		(19)	(21)

		(3,380)	(4,636)

		5,986	5,973

Net deferred tax liabilities after offsetting:
Deferred tax liabilities:
Accelerated depreciation for tax purpose		(113)	(108)

		(113)	(108)

13.	TAXATION (CONTINUED)

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

Basic earnings per share for the years ended December 31, 2015, 2016 and 2017 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended December 31, 2015, 2016 and 2017 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the years ended December 31, 2015, 2016 and 2017.

The	following table sets forth the computation of basic and diluted earnings per share:

	Note		2015	2016	2017
Numerator (in RMB millions):
Income attributable to equity shareholders of the Company used in computing basic/diluted earnings per share			10,562	625	1,828

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	(i	)	23,947	23,947	24,567

Basic/Diluted earnings per share (in RMB)			0.44	0.03	0.07

(i)	Weighted average number of ordinary shares

	2015	2016	2017
	(in millions)	(in millions)	(in millions)
Issued ordinary shares at January 1	23,947	23,947	23,947
Effect of shares issued	—	—	620

Weighted average number of ordinary shares at December 31	23,947	23,947	24,567

15.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the years ended December 31, 2016 and 2017 are as follows:

	2016
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	62,969	838,995	19,464	3,878	97,601	1,022,907
Additions	57	748	427	186	70,418	71,836
Transfer from CIP	4,211	79,808	748	301	(85,068)	—
Transfer to other assets	—	—	—	—	(4,046)	(4,046)
Disposals	(97)	(43,099)	(632)	(330)	—	(44,158)

End of year	67,140	876,452	20,007	4,035	78,905	1,046,539

Accumulated depreciation and impairment:
Beginning of year	(26,612)	(525,244)	(14,059)	(2,256)	(105)	(568,276)
Charge for the year	(2,621)	(62,932)	(1,516)	(681)	—	(67,750)
Disposals	59	39,704	589	250	—	40,602

End of year	(29,174)	(548,472)	(14,986)	(2,687)	(105)	(595,424)

Net book value:
End of year	37,966	327,980	5,021	1,348	78,800	451,115

Beginning of year	36,357	313,751	5,405	1,622	97,496	454,631

15.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2017
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	67,140	876,452	20,007	4,035	78,905	1,046,539
Additions	129	293	426	290	41,510	42,648
Transfer from CIP	4,219	58,535	783	284	(63,821)	—
Transfer to other assets	—	—	—	—	(4,376)	(4,376)
Disposals	(411)	(64,588)	(1,046)	(319)	—	(66,364)

End of year	71,077	870,692	20,170	4,290	52,218	1,018,447

Accumulated depreciation and impairment:
Beginning of year	(29,174)	(548,472)	(14,986)	(2,687)	(105)	(595,424)
Charge for the year	(2,765)	(62,311)	(1,386)	(810)	—	(67,272)
Disposals	225	59,384	928	308	—	60,845

End of year	(31,714)	(551,399)	(15,444)	(3,189)	(105)	(601,851)

Net book value:
End of year	39,363	319,293	4,726	1,101	52,113	416,596

Beginning of year	37,966	327,980	5,021	1,348	78,800	451,115

As of December 31, 2017, the net book value of assets held under finance leases was approximately RMB789 million (2016: approximately RMB582 million).

For the year ended December 31, 2017, interest expense of approximately RMB670 million (2015: approximately RMB936 million; 2016: approximately RMB769 million) was capitalized to CIP. The capitalized borrowing rate represents the cost of capital for raising the related borrowings and varied from 3.21% to 3.88% for the year ended December 31, 2017 (2015: 3.40% to 4.33%; 2016: 3.33% to 3.79%).

For the year ended December 31, 2017, the Group disposed certain property, plant and equipment with carrying amounts RMB5,519 million (2015: RMB41,925 million 2016: RMB3,556 million) for sales proceeds of RMB2,030 million (2015: RMB49,176 million 2016: RMB3,201 million) in total, resulting in a net loss on disposal of property, plant and equipment of approximately RMB3,489 million (2015: a net gain of approximately RMB7,251 million, including the gain on the Group’s Tower Assets Disposal of approximately RMB9,246 million; 2016: a net loss of approximately RMB355 million), mainly as a result of Group’s ongoing upgrade of its broadband network. In order to achieve a higher speed of transmission, the Group is gradually replacing copper cabling broadband network by optical fibre broadband network. Subscribers’ migration progress, which is voluntary, is not entirely predictable. When all subscribers of a copper broadband network site have migrated to optical fibre broadband network site, the old broadband related equipment became idle and were then disposed by the Group.

16.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights. The movement of lease prepayments for the years ended December 31, 2016 and 2017 are as follow:

	2016	2017
Beginning of the year	9,148	9,436
Addition	603	186
Amortization	(315)	(309)

End of the year	9,436	9,313

17.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including service revenue annual growth rate of 2% (2016:1%) and the applicable discount rate of 11% (2016:10%). Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2016 and 2017, any adverse change in the assumptions used in the calculation of recoverable amount would result in impairment losses.

18.	INVESTMENTS IN SUBSIDIARIES

As of December 31, 2017, the details of the Company’s subsidiaries are as follows:

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct Indirect
CUCL	The PRC, April 21, 2000, limited liability company	100%	—	RMB 213,044,797,828	Telecommunications operation in the PRC
China Unicom Global Limited	Hong Kong, May 29,2015, limited company	100%	—	HKD 137,745,892	Investment holding
China Unicom (Hong Kong) Operations Limited	Hong Kong, May 24, 2000, limited company	—	100%	HKD 1,510,100,000	Telecommunications service in Hong Kong
China Unicom (Americas) Operations Limited	USA, May 24, 2002, limited company	—	100%	5,000 shares, USD100 each	Telecommunications service in the USA
China Unicom (Europe) Operations Limited	The United Kingdom, November 8, 2006, limited company	—	100%	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom
China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	—	100%	1,000 shares, JPY366,000 each	Telecommunications operation in Japan
China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	—	100%	30,000,000 shares, RMB1 each	Telecommunications operation in Singapore
China Unicom (South Africa) Operations (Pty) Limited	South Africa, November 19, 2012, limited liability company	100%	—	Not applicable	Dormant
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar (“Myanmar”), June 7, 2013, limited liability company	30%	70%	2,150,000 shares, USD1 each	Communications technology training in Myanmar
China Unicom (Australia) Operations Pty Limited	Australia, May 27, 2014, limited liability company	100%	—	4,350,000 shares, AUD 1 each	Telecommunications operation in Australia
China Unicom (Russia) Operations Limited Liability Company	Russia, December 28, 2016, limited liability company	—	100%	RUB10,000	Telecommunications service in Russia

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
China Unicom (Brazil) Telecommunications Limited	Brazil, June 23, 2016, limited liability company	—	100%	R$1,120,776	Telecommunications service in Brazil
China Unicom (Brazil) Holdings Ltda.	Brazil, October 27, 2017 , limited liability company	—	100%	R$1,109,128	Investment holding
China Unicom Operations (Thailand) Limited	Thailand, November 20, 2017, limited liability company	—	100%	Not applicable	Telecommunications service in Thailand
China Unicom Operations (Malaysia) Sdn. Bhd.	Malaysia, November 10, 2017, limited liability company	—	100%	Not applicable	Telecommunications service in Malaysia
China Unicom Operations Korea Co., Ltd	Korea, November 24, 2017, limited liability company	—	100%	Not applicable	Telecommunications service in Korea
Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	—	100%	RMB 610,526,500	Sales of handsets, telecommunication equipment and provision of technical services in the PRC
China Unicom System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	—	100%	RMB 550,000,000	Provision of information communications technology services in the PRC
China Unicom Online Information Technology Company Limited	The PRC, March 29, 2006, limited liability company	—	100%	RMB 100,000,000	Provision of internet information services and value-added telecommunications services in the PRC
Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, April 25, 1996, limited liability company	—	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC
China Information Technology Designing & Consulting Institute Company Limited	The PRC, November 11, 1991, limited liability company	—	100%	RMB 430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
China Unicom Information Navigation Company Limited	The PRC, September 17, 1998, limited liability company	—	100%	RMB 6,825,087,800	Provision of customer services in the PRC
Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	—	100%	RMB 30,000,000	Provision of project consultation and management service in the PRC
Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	—	100%	RMB 2,200,000	Provision of property management services in the PRC
Unicompay Company Limited	The PRC, April 11, 2011, limited liability company	—	100%	RMB 250,000,000	Provision of e-payment services in the PRC
China United Network Communications Beijing NewSpace Infinite Media Advertising Limited Corporation	The PRC, July 21, 2006, limited liability company	—	100%	RMB 100,000	Provision of advertising design, production, agency and publication in the PRC
Designing Techniques of Posts and Telecommunications Magazine Office Company Limited	The PRC, December 15, 2011, limited liability company	—	100%	RMB 300,000	Provision of magazine publishing services in the PRC
Unicom New Horizon Telecommunications Company Limited	The PRC, February 14, 2001, limited liability company	—	100%	RMB 40,233,739,557	Provision of lease service of telecommunications networks in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
Unicom Cloud Data Company Limited	The PRC, June 4, 2013, limited liability company	—	100%	RMB 2,854,851,100	Provision of technology development, transfer and consulting service in the PRC
Unicom Innovation Investment Company Limited	The PRC, April 29, 2014, limited liability company	—	100%	RMB 240,000,000	Venture capital investment business in the PRC
Wostore Technology Company Limited	The PRC, October 24, 2014, limited liability company	—	100%	RMB 200,000,000	Communications technology development and promotion in the PRC
China Unicom Smart Connection Technology Company Limited	The PRC, August 7, 2015, limited liability company	—	100%	RMB 100,000,000	Auto informatization in the PRC
Finance Company	The PRC, June 17, 2016, limited liability company	—	91%	RMB 3,000,000,000	Provision of financial services in the PRC
China Unicom Innovation Investment Company (Shenzhen) Limited	The PRC, January 28, 2016, limited liability company	—	100%	Not applicable	Venture capital investment business in the PRC
China Unicom Innovation Investment Company (Guizhou) Limited	The PRC, October 8, 2016, limited liability company	—	60%	RMB 1,000,000	Venture capital investment business in the PRC
China Unicom Innovation Investment (Shenzhen) Investment Centre	The PRC, February 1, 2016, limited partnership	—	100%	RMB 28,500,000	Venture capital investment business in the PRC
China Unicom Big Data Company Limited	The PRC, August 24, 2017, limited liability company	—	100%	RMB 500,000,000	Provision of data processing service in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
Liantong Travel Service (Beijing) Company Limited	The PRC, September 30, 2017, limited liability company	—	100%	RMB 30,000,000	Provision of tourism and information services in the PRC
China Unicom (Guangdong Branch) Internet Industry Limited	The PRC, January 5, 2017, limited liability company	—	100%	RMB 100,000,000	Provision of information communications technology services in the PRC
China Unicom (Zhejiang) Industry Internet Company Limited	The PRC, June 20, 2017, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC
China Unicom (ShanDong) Industrial Internet Company Limited	The PRC, March 3, 2017, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC

19.	INTEREST IN ASSOCIATES

	2016	2017
Share of net assets	32,248	33,233

The following list contains the particulars of material associate, which is unlisted corporate entity whose quoted market price is not available:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Tower Company	Incorporated	The PRC	28.1%	RMB 129,344,615,024	Construction, maintenance and operation of communications towers in the PRC (Note 41.2)

The above associate is accounted for using the equity method in the consolidated financial statements.

19.	INTEREST IN ASSOCIATES (CONTINUED)

Summarized financial information of the material associate, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	Tower Company
	2016	2017
Current assets	39,565	30,517
Non-current assets	272,103	292,126
Current liabilities	(171,568)	(150,438)
Non-current liabilities	(14,548)	(44,710)
Equity	(125,552)	(127,495)
Revenue	54,474	68,665
(Loss)/income for the year	(575)	1,943
Total comprehensive income for the year	(575)	1,943
Reconciled to the Group’s interest in the associate:
Net assets of the associate	125,552	127,495
Group’s effective interest	28.1%	28.1%

	35,280	35,826
Adjustment for the remaining balance of the deferred gain from the Group’s Tower Assets Disposal	(3,145)	(2,784)

Carrying amount in the consolidated financial statements	32,135	33,042

20.	INTEREST IN JOINT VENTURES

	2016	2017
Share of net assets	1,175	2,368

Details of the Group’s interest in the joint venture, which is accounted for using the equity method in the consolidated financial statements, are as follows:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Merchants Union Consumer Finance Company Limited (“MUCFC”)	Incorporated	The PRC	50%	RMB 3,200,000,000*	Consumer finance consulting in the PRC
Smart Steps Digital Technology Co., Ltd	Incorporated	The PRC	55%	RMB 116,000,000	Information technology service and software research and development service in the PRC

*	Each of the Group and China Merchants Bank injected RMB600 million to MUCFC in December 2017.

Summarized financial information of the material joint venture, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	MUCFC
	2016	2017
Assets	18,548	46,980
Liabilities	(16,296)	(42,339)
Equity	(2,252)	(4,641)
Revenue	1,191	4,163
Income for the year	336	1,189
Total comprehensive income for the year	336	1,189
Reconciled to the Group’s interests in the joint venture:
Net assets of the joint venture	2,252	4,641
Group’s effective interest	50%	50%

Carrying amount in the consolidated financial statements	1,126	2,321

21.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2016	2017
Listed in the PRC	147	158
Listed outside the PRC	4,138	4,070
Unlisted	41	58

	4,326	4,286

For the year ended December 31, 2017, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB56 million (2015: decrease of approximately RMB1,050 million; 2016: decrease of approximately RMB544 million). The decrease, net of tax impact, of approximately RMB58 million (2015 decrease, together with tax impact, of approximately RMB2,179 million; 2016 decrease, net of tax impact, of approximately RMB530 million) has been recorded in the consolidated statement of comprehensive income.

22.	OTHER ASSETS

	Note		2016	2017
Intangible assets	(i	)	11,120	10,988
Prepaid rental for premises, leased lines and electricity cables			2,854	2,812
Direct incremental costs for activating broadband and IPTV subscribers	(ii	)	7,690	4,522
Receivables for sales of mobile handsets, net of allowance	(iii	)	1,432	753
VAT recoverable	(iv	)	307	596
Others			1,476	1,050

			24,879	20,721

(i)	Intangible assets

	Computer software	Others	Total
Cost:
At January 1, 2016	23,449	1,883	25,332
Additions	159	18	177
Transfer from CIP	2,761	242	3,003
Disposals	(1,148)	(67)	(1,215)

At December 31, 2016	25,221	2,076	27,297
Additions	42	2	44
Transfer from CIP	3,222	568	3,790
Disposals	(1,327)	(60)	(1,387)

At December 31, 2017	27,158	2,586	29,744

Accumulated amortization and impairment:
At January 1, 2016	(12,736)	(773)	(13,509)
Amortization charge for the year	(3,618)	(228)	(3,846)
Disposals	1,129	49	1,178

At December 31, 2016	(15,225)	(952)	(16,177)
Amortization charge for the year	(3,657)	(290)	(3,947)
Disposals	1,323	45	1,368

At December 31, 2017	(17,559)	(1,197)	(18,756)

Net book value:
At December 31, 2017	9,599	1,389	10,988

At December 31, 2016	9,996	1,124	11,120

(ii)	Direct incremental costs for activating broadband subscribers mainly include the costs of installing broadband and IPTV terminals at customer’s homes for the provision of broadband and IPTV services. Such costs are amortized over the expected service period.

(iii)	The amount includes the receivables from the sales of mobile handsets that are gradually recovered over one year during the contract period. Receivables to be gradually recovered within one year is included in prepayments and other current assets (see Note 25(i)).

(iv)	VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in prepayments and other current assets (see Note 25(ii)).

23.	INVENTORIES AND CONSUMABLES

	2016	2017
Handsets and other telecommunication products	2,163	2,005
Consumables	59	24
Others	209	210

	2,431	2,239

24	ACCOUNTS RECEIVABLE

	2016	2017
Accounts receivable	19,088	19,174
Less: Allowance for doubtful debts	(5,466)	(5,210)

	13,622	13,964

The aging analysis of accounts receivable, based on the billing date and net of allowance of doubtful debts, is as follows:

	2016	2017
Within one month	6,557	7,184
More than one month to three months	3,181	2,763
More than three months to one year	2,869	2,737
More than one year	1,015	1,280

	13,622	13,964

The normal credit period granted by the Group to individual subscribers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

24.	ACCOUNTS RECEIVABLE (CONTINUED)

As of December 31, 2017, accounts receivable of approximately RMB7,576 million (2016: approximately RMB7,565 million) were impaired. The Group makes a full or partial allowance against those accounts receivable based on its past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. The Group makes a full allowance for receivables aged over 3 months after the credit period for individual subscribers unless they meet certain specified credit assessment criteria. The individually impaired receivables mainly relate to subscriber service fees.

The movement in the allowance for doubtful debts during the year, including both specific and collective loss components, is as follows:

	2015	2016	2017
Balance, beginning of year	4,464	4,910	5,466
Allowance for the year	3,365	3,999	3,325
Written-off during the year	(2,919)	(3,443)	(3,581)

Balance, end of year	4,910	5,466	5,210

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

As of December 31, 2017, accounts receivable of approximately RMB10,284 million (2016: approximately RMB9,626 million) were neither past due nor impaired. Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Accounts receivable of approximately RMB1,314 million (2016: approximately RMB1,890 million) were past due but not impaired. The aging analysis of these receivables is as follows:

	2016	2017
More than one month to three months	1,369	926
More than three months to one year	213	105
More than one year	308	283

	1,890	1,314

Receivables that were past due but not impaired mainly due to no objective evidence of impairment occurred. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality.

F-79

25.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of allowance for doubtful debts, are as follows:

	Note		2016	2017
Receivables for the sales of mobile handsets, net of allowance	(i	)	3,266	2,221
Prepaid rental			2,334	2,305
Deposits and prepayments			1,876	1,579
Advances to employees			15	20
VAT recoverable	(ii	)	4,952	4,948
Prepaid enterprise income tax			208	438
Others			1,372	2,290

			14,023	13,801

(i)	The Group offers preferential packages to the customers which include the bundle sales of mobile handsets and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. For those contractual preferential packages which the prepaid amounts from customers less than the fair value of the mobile handsets, the revenue relating to the sale of the handsets is recognized when the titles are passed to the customers and are calculated under the aforementioned relative fair value method, which results in the corresponding receivable for the sales of mobile handsets. The receivable for the sales of mobile handsets is gradually recovered during the contract period when the customers pay the monthly package fee. Receivables to be gradually recovered beyond one year amounted to RMB753 million (2016: RMB1,432 million), and are included in long-term other assets (see Note 22(iii)).

(ii)	VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

Prepayments and other current assets are expected to be recovered or recognized as expenses within one year.

As of December 31, 2017, there was no significant impairment for the prepayments and other current assets.

26.	SHORT-TERM BANK DEPOSITS AND RESTRICTED DEPOSITS

	Note		2016	2017
Bank deposits with maturity exceeding three months			33	3,124
Statutory reserve deposits	(i	)	1,577	2,197
Restricted deposits			144	205

			1,754	5,526

(i)	In order to carry on its business, Finance Company placed statutory reserve deposits with the People’s Bank of China according to “Notice of the People’s Bank of China on Implementing the Average Method to Assess Deposit Reserves” (Yinfa [2015] No.289). These statutory reserve deposits are not available for use by the Group in daily operations.

27.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION

(a)	Cash and cash equivalents

	2016	2017
Cash at bank and in hand	23,373	32,836
Bank deposits with original maturities of three months or less	260	—

	23,633	32,836

27.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (CONTINUED)

(b)	Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classifies in the Group’s consolidated cash flow statement as cash flows from financing activities.

	Short-term bank loans	Long-term bank loans	Commercial papers	Promissory notes	Corporate bonds	Finance lease	Other borrowings	Total
	(Note 36)	(Note 31)	(Note 37)	(Note 32)	(Note 33)	(Note 35(b))	(Note 41)
At January 1, 2017	76,994	4,656	35,958	36,882	19,970	794	2,397	177,651
Changes from financing cash flows:
Proceeds from commercial papers	—	—	26,941	—	—	—	—	26,941
Proceeds from short-term bank loans	117,571	—	—	—	—	—	—	117,571
Proceeds from long-term bank loans	—	1,549	—	—	—	—	—	1,549
Loans from ultimate holding company	—	—	—	—	—	—	5,237	5,237
Loans from related parties	—	—	—	—	—	—	535	535
Repayment of commercial papers	—	—	(54,000)	—	—	—	—	(54,000)
Repayment of short-term bank loans	(172,065)	—	—	—	—	—	—	(172,065)
Repayment of long-term bank loans	—	(2,686)	—	—	—	—	—	(2,686)
Repayment of ultimate holding company loan	—	—	—	—	—	—	(3,893)	(3,893)
Repayment of related parties loan	—	—	—	—	—	—	(60)	(60)
Repayment of finance lease	—	—	—	—	—	(695)	—	(695)
Repayment of promissory notes	—	—	—	(19,000)	—	—	—	(19,000)
Repayment of corporate bonds	—	—	—	—	(2,000)	—	—	(2,000)
Payment of issuing expense for promissory notes	—	—	—	(82)	—	—	—	(82)
Net withdrawal by Unicom Group and its subsidiaries from Finance Company	—	—	—	—	—	—	(112)	(112)
Net deposits from a joint venture with Finance Company	—	—	—	—	—	—	12	12

Total changes from financing cash flows	(54,494)	(1,137)	(27,059)	(19,082)	(2,000)	(695)	1,719	(102,748)

Exchange adjustments	—	(13)	—	—	—	—	—	(13)
Other changes	—
New financing leases	—	—	—	—	—	573	—	573
Finance charges on obligations under finance leases	—	—	—	—	—	20	—	20
Interest expenses	—	377	92	160	11	—	—	640

Total other changes	—	377	92	160	11	593	—	1,233

At December 31, 2017	22,500	3,883	8,991	17,960	17,981	692	4,116	76,123

28.	SHARE CAPITAL

Issued and fully paid:	Note	Number of shares millions	Share capital
At January 1, 2015		23,947	179,101
Issuance of share upon exercise of options		—	1

At December 31, 2015 and 2016		23,947	179,102
Shares issued	1	6,651	74,954

At December 31, 2017		30,598	254,056

On November 28, 2017, the Company issued 6,651,043,262 new shares to Unicom BVI in return for a cash consideration of RMB74,954 million.

29.	RESERVES

(a)	Nature and purpose

(i)	Statutory reserves

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

Accordingly, CUCL appropriated approximately RMB50 million (2016: approximately RMB47 million) to the general reserve fund for the year ended December 31, 2017.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs, the appropriations to the staff bonus and welfare fund are charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2015, 2016 and 2017, no appropriation to staff bonus and welfare fund has been made by CUCL.

According to the PRC tax approval document issued by the MOF and the SAT of the PRC, the upfront connection fees were not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognized in the retained profits had been transferred from retained profits to the statutory reserve. As of December 31, 2011, an accumulated appropriation of approximately RMB12,289 million was made to the statutory reserve and no more upfront connection fees are recognized afterwards.

29.	RESERVES (CONTINUED)

(a)	Nature and purpose (Continued)

(ii)	Employee share-based compensation reserve

Employee share-based compensation reserve represents the fair value of share options granted to employees of the Group that are recognized in accordance with the accounting policy in Note 2.21 (e).

(iii)	General risk reserve

CUCL and Unicom Group established the Finance Company to provide certain financial services. Pursuant to “Requirements on Impairment Allowance for Financial Institutions” (Caijin [2012] No. 20 )issued by the MOF which effective on July 1, 2012 (the “Document”), the Finance Company establishes a general risk reserve within the shareholders’ equity, through appropriation of retained profits, to address unidentified potential losses relating to risk assets. The general risk reserve balance should not be less than 1.5% of the ending balance of risk assets, as defined in the Document.

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

30.	DIVIDENDS

At the annual general meeting held on May 12, 2016, the shareholders of the Company approved the payment of a final dividend of RMB0.17 per ordinary share for the year ended December 31, 2015, totaling approximately RMB4,071 million which has been reflected as a reduction of retained profits for the year ended December 31, 2016. Among the dividend payable of approximately RMB920 million was due to Unicom BVI as of December 31, 2016.

At a meeting held on March 15, 2017, the Board of the Directors of the Company resolved not to pay a final dividend for the year ended December 31, 2016.

At a meeting held on March 15, 2018, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.052 per ordinary share to the shareholders for the year ended December 31, 2017 totaling approximately RMB1,591 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2017, but will be reflected in the financial statements for the year ending December 31, 2018.

	2017	2016
Proposed final dividend:
RMB0.052 (2016: Nil) per ordinary share by the Company	1,591	—

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On November 11, 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from January 1, 2008. Therefore, as of December 31, 2016 and 2017, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

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

31.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2016	2017
RMB denominated bank loans	Fixed interest rates ranging from 1.08% to 1.20% (2016: 1.08% to 1.20%) per annum with maturity through 2036 (2016: maturity through 2036)	4,246	3,533

USD denominated bank loans	Fixed interest rates ranging from Nil to 1.55% (2016: Nil to 1.55%) per annum with maturity through 2039 (2016: maturity through 2039)	321	278

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2016: 1.10% to 2.50%) per annum with maturity through 2034 (2016: maturity through 2034)	89	72

Sub-total		4,656	3,883
Less: Current portion		(161)	(410)

		4,495	3,473

As of December 31, 2017, long-term bank loans of approximately RMB105 million (2016: approximately RMB173 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2016	2017
Balances due:
- no later than one year	161	410
- later than one year and no later than two years	385	423
- later than two years and no later than five years	1,047	1,175
- later than five years	3,063	1,875

	4,656	3,883
Less: Portion classified as current liabilities	(161)	(410)

	4,495	3,473

32.	PROMISSORY NOTES

On April 3, 2014, the Company established a Medium Term Note Programme (the “MTN Programme”), under which the Company could offer and issue notes of aggregate principal amount of up to RMB10 billion. Notes under the MTN Programme (the “Notes”) will be denominated in RMB and are to be issued to professional investors outside the United States. On April 16, 2014, the Company completed the issue of Notes in an aggregate nominal amount of RMB4 billion pursuant to the MTN Programme, with a maturity of 3 years and at an interest rate of 4.00% per annum, and was fully repaid in April 2017. On July 24, 2014, the Company completed the issue of Notes in an aggregate nominal amount of RMB2.5 billion with a maturity period of 2 years and at an interest rate of 3.80% per annum, and was fully repaid in July 2016.

On April 16, 2014, CUCL issued tranche one of 2014 promissory notes in the amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interests at 5.35% per annum, and was fully repaid in April 2017.

On July 14, 2014, CUCL issued tranche two of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.84% per annum, and was fully repaid in July 2017.

On November 28, 2014, CUCL issued tranche three of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.20% per annum, and was fully repaid in November 2017.

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

33.	CORPORATE BONDS

On June 8, 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.50% per annum. The corporate bonds were secured by a corporate guarantee granted by Bank of China Limited, and was fully repaid in June 2017.

On June 7, 2016, the Group issued RMB7 billion 3-year corporate bonds and RMB1 billion 5-year corporate bond, bearing interest at 3.07% and 3.43% per annum respectively.

On July 14, 2016, the Group issued RMB10 billion 3-year corporate bonds, bearing interest at 2.95% per annum.

34.	DEFERRED REVENUE

Deferred revenue mainly represents the unused portion of subscriber points and the unamortized portion of government grants.

	2016	2017
Balance at beginning of the year	2,399	3,367
Additions for the year
- subscriber points	287	813
- government grants	1,199	513
- others	11	36

	1,497	1,362
Reductions for the year
- usage of subscriber points	(247)	(703)
-recognition of government grants in profit or loss and other reductions	(100)	(507)
- others	(182)	(149)

	(529)	(1,359)

Balance at end of the year	3,367	3,370

Representing:
- current portion	369	350
- non-current portion	2,998	3,020

	3,367	3,370

35.	OTHER OBLIGATIONS

	Note		2016	2017
One-off cash housing subsidies	(a	)	2,496	2,496
Obligations under finance lease	(b	)	794	692
Others			186	231

Sub-total			3,476	3,419
Less: Current portion			(3,141)	(2,987)

			335	432

(a)	One-off cash housing subsidies

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

In January 2009, through the absorption of China Netcom (Group) Company Limited (“CNC China”) by CUCL and the absorption of China Network Communications Group Corporation (“Netcom Group”) by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As of December 31, 2017, the Group’s unpaid one-off cash housing subsides amounted to approximately RMB2,496 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required. If the actual payments are lower than the amount provided, the difference will be paid to Unicom Group.

35.	OTHER OBLIGATIONS (CONTINUED)

(b)	Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analyzed as follows:

	2016	2017
Total minimum lease payments under finance lease:
- not later than one year	624	484
- later than one year and not later than two years	230	236

	854	720
Less: Future finance charges	(60)	(28)

Present value of minimum obligations	794	692

Representing obligations under finance lease:
- current liabilities	586	461

- non-current liabilities	208	231

36.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2016	2017
RMB denominated bank loans	Fixed interest rates ranging from 2.35% to 5.80% (2016: 2.35% to 4.35%) per annum with maturity through 2018 (2016: maturity through 2017)	76,994	22,500

Total		76,994	22,500

At December 31, 2016 and 2017, all short-term bank loans were unsecured.

37.	COMMERCIAL PAPERS

On June 3, 2016, CUCL issued tranche three of 2016 super short term commercial papers in an amount of RMB6 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.72% per annum, and was fully repaid in February 2017.

On July 12, 2016, CUCL issued tranche four of 2016 super short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.55% per annum, and was fully repaid in April 2017.

On November 17, 2016, CUCL issued tranche five of 2016 super short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 3.00% per annum, and was fully repaid in August 2017.

On November 24, 2016, CUCL issued tranche six of 2016 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 180 days from the date of issue and which carries interest at 3.00% per annum, and was fully repaid in May 2017.

On November 24, 2016, CUCL issued tranche seven of 2016 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 180 days from the date of issue and which carries interest at 3.00% per annum, and was fully repaid in May 2017.

On April 20, 2017, CUCL issued tranche one of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 90 days from the date of issue and which carries interest at 3.90% per annum, and was fully repaid in July 2017.

On April 26, 2017, CUCL issued tranche two of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 90 days from the date of issue and which carries interest at 3.95% per annum, and was fully repaid in July 2017.

On May 11, 2017, CUCL issued tranche three of 2017 super short term commercial papers in an amount of RMB6 billion, with a maturity period of 90 days from the date of issue and which carries interest at 4.40% per annum, and was fully repaid in August 2017.

On July 6, 2017, CUCL issued tranche four of 2017 super short term commercial papers in an amount of RMB1 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.38% per annum.

On July 27, 2017, CUCL issued tranche five of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 90 days from the date of issue and which carries interest at 4.09% per annum, and was fully repaid in October 2017.

On August 7, 2017, CUCL issued tranche six of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.26% per annum.

On August 10, 2017, CUCL issued tranche seven of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.23% per annum.

38.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2016	2017
Payables to contractors and equipment suppliers	105,674	82,444
Payables to telecommunications products suppliers	5,005	4,548
Customer/contractor deposits	4,869	5,262
Repair and maintenance expense payables	4,795	5,348
Bills payable	68	49
Salary and welfare payables	2,798	3,711
Interest payable	1,303	709
Amounts due to services providers/content providers	1,412	2,253
Accrued expenses	12,583	14,845
Others	4,717	6,091

	143,224	125,260

The aging analysis of accounts payables and accrued liabilities is based on the invoice date as follows:

	2016	2017
Less than six months	120,191	104,691
Six months to one year	11,689	9,009
More than one year	11,344	11,560

	143,224	125,260

39.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

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

As of December 31, 2017, the related financial assets at fair value through other comprehensive income amounted to approximately RMB4,070 million (2016: approximately RMB4,138 million). For the year ended December 31, 2017, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB68 million (2015: decrease of approximately RMB1,041 million; together with tax impact, decrease of approximately RMB2,172 million; 2016: decrease of approximately RMB531 million), has been recorded in the consolidated statement of comprehensive income.

40.	EQUITY-SETTLED SHARE OPTION SCHEMES

On April 16, 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on April 22, 2014 and will expire on April 22, 2024. Under the 2014 Share Option Scheme, the share options may be granted to employees including all directors; any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders. As of December 31, 2017, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme. Pursuant to the 2014 Share Option Scheme, the consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

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

40.	EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

40.2	Share option information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2015		2016		2017
	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of year	6.35	3,540,000	—	—	—	—
Lapsed	6.35	(3,432,000)	—	—	—	—
Exercised	6.35	(108,000)	—	—	—	—

Balance, end of year	—	—	—	—	—	—

Exercisable at end of year	—	—	—	—	—	—

Exercise of share options during the year ended December 31, 2015 resulted in 108,000 shares being issued, with exercise proceeds of approximately RMB1 million.

No options outstanding as of December 31, 2015, 2016 and 2017.

Details of share options exercised during 2015 were as follows:

For the year ended December 31, 2015:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
February15, 2006	6.35	12.88	685,800	108,000

			685,800	108,000

For the years ended December 31, 2015, 2016 and 2017, there were no employee share-based compensation expenses.

41.	RELATED PARTY TRANSACTIONS

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

Management believes that meaningful information relating to related party transactions has been disclosed below.

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

41.1	Connected transactions with Unicom Group and its subsidiaries

(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2015	2016	2017
Transactions with Unicom Group and its subsidiaries:
Charges for value-added telecommunications services	(i), (ii)	62	42	30
Rental charges for property leasing	(i), (iii)	929	1,050	1,017
Charges for lease of telecommunications resources	(i), (iv)	283	281	270
Charges for engineering design and construction services	(i), (v)	5,018	4,487	2,411
Charges for shared services	(i), (vi)	107	104	83
Charges for materials procurement services	(i), (vii)	125	88	60
Charges for ancillary telecommunications services	(i), (viii)	2,504	2,541	2,699
Charges for comprehensive support services	(i), (ix)	1,455	1,690	1,274
Income from comprehensive support services	(i), (ix)	12	51	67
Lending by Finance Company to Unicom Group	(i), (xi)	—	—	700
Repayment of loan lending by Finance Company	(i), (xi)	—	—	500
Interest income from lending services	(i), (xi)	—	—	8

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

41.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(i)	On November 25, 2016, CUCL entered into the new agreement, “2017-2019 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. 2017-2019 Comprehensive Services Agreement has a term of three years commencing on January 1, 2017 and expiring on December 31, 2019, and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for certain transactions have changed under the new agreement.

(ii)	UNISK (Beijing) Information Technology Corporation Limited (“UNISK”) agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communications network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group’s subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK for settlement, on the condition that such proportion allocated to UNISK does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK by the Group varies depending on the types of value-added service provided to the Group.

(iii)	CUCL and Unicom Group agreed to mutually lease properties and ancillary facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes. For the year ended December 31, 2017, the rental charge paid by Unicom Group was approximately RMB6.65 million, which was negligible.

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

41.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(iv)	Unicom Group agreed to lease to CUCL certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) and certain other telecommunications facilities for its operations. The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and facilities provided that such charges would not be higher than market rates. For maintenance service to the telecommunications facilities aforementioned, unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL and determined with reference to market rates or a cost-plus basis if there are no market rates.

(v)	Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided.

(vi)	Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended December 31, 2017, the services charges paid by Unicom Group to CUCL was negligible.

(vii)	Unicom Group agreed to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement. The charges payable by CUCL to Unicom Group are based on contract values, market rates, government guidance price or cost-plus basis where applicable.

(viii)	Unicom Group agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ service. The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

41.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(ix)	Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (iv) above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(x)	Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.

(xi)	Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries, including deposit services, lending and other credit services, and other financial services.

For the lending services from Finance Company to Unicom Group and its subsidiaries, the interest rate will follow the interest rate standard promulgated by the People’s Bank of China, and will be no less than the minimum interest rate offered to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan.

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

41.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(b)	Amounts due from and to Unicom Group and its subsidiaries

Amount due from Unicom Group as of December 31, 2017 included a loan from Finance Company to Unicom Group of RMB200 million with a maturity period of 1 year and floating interest rate at 90% of the one-year lending rate set by the People’s Bank of China (2016: Nil).

Apart from the above and as disclosed in Note 41.3 below, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

41.2	Related party transactions with Tower Company

(a)	Related party transactions

	Note		2015	2016	2017
Transactions with Tower Company:
The Group’s Tower Assets Disposal	(i	)	54,658	—	—
Interest income from Cash Consideration	(i	)	120	809	755
Operating lease and other service charges	(ii	)	2,926	14,887	16,524
Income from engineering design and construction services	(iii	)	50	151	267

(i)	On October 14, 2015, CUCL and Unicom New Horizon entered into a transfer agreement (the “Transfer Agreement,”), amongst China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”), China Telecom Corporation Limited (“China Telecom”), China Reform Holdings Corporation Limited (“CRHC”) and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom will sell certain of their telecommunications towers and related assets (“Tower Assets” )to Tower Company in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC will make a cash subscription for shares of Tower Company.

The Tower Assets Disposal was completed on October 31, 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum. The first tranche and remaining Cash Consideration of RMB3,000 million and RMB18,322 million payable by Tower Company were settled in February 2016 and December 2017, respectively. For the year ended December 31, 2017, the interest income arisen from outstanding Cash Consideration and related VAT was approximately RMB755million (2015: approximately RMB120 million; 2016: approximately RMB809 million).

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

41.2	Related party transactions with Tower Company (Continued)

(a)	Related party transactions (Continued)

(ii)	At the time the Tower Assets Disposal was completed, CUCL and the Tower Company were in the process of finalizing the terms of lease and service However, to ensure there were no interruptions in the operations of the Group, the Tower Company had undertaken to allow the Group to use the Tower Assets during a transition period, notwithstanding that the terms of the lease and service have not all been finalized, and CUCL paid service charges for the use of the Tower Assets from the Completion Date to the date that formal agreement was entered into. In addition, CUCL also leased other telecommunications towers and related assets from the Tower Company which were previously owned by China Mobile and China Telecom, or constructed by the Tower Company.

On July 8, 2016, CUCL and Tower Company entered into a framework agreement to confirm the pricing and related arrangements in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement finalized terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements and detailed lease confirmation for specified towers have been signed subsequently.

In connection with its use of telecommunication towers and related assets, the Group recognized operating lease and other service charges for the year ended December 31, 2017 totalled RMB16,524 million (2015: approximately RMB2,926 million; 2016: approximately RMB14,887 million)

(iii)	The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company.

(b)	Amounts due from and to Tower Company

Amount due from Tower Company as of December 31, 2017 included VAT recoverable related Cash Consideration from Tower Company of RMB2,704 million (2016 : included Cash Consideration of RMB18,322 million and related VAT recoverable RMB2,704 million, respectively) which carries interest at 3.92% per annum.

Amount due to Tower Company balance mainly included operating lease and other service charges payable, and payable balance in relation to power charges paid by Tower Company on behalf of the Group, of RMB2,480 million in total as of December 31, 2017 (2016: RMB4,377 million in total).

Except as mentioned above, amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described in (a) above.

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

41.3	Related party transactions with Unicom Group and its subsidiaries

(a)	Related party transactions

	Note		2015	2016	2017
Transactions with Unicom Group and its subsidiaries:
Unsecured entrusted loan from Unicom Group	(i	)	1,344	—	5,237
Repayment of unsecured entrusted loan to Unicom Group	(i	)	—	1,344	3,893
Loan from related parties	(ii	)	—	—	435
Interest expenses on unsecured entrusted loan	(i	)	26	33	70
Net deposits/(withdrawal) by Unicom Group and its subsidiaries with/from Finance Company	(iii	)	—	2,397	(112)
Interest expenses on the deposits in Finance Company	(iii	)	—	11	34

(i)	On July 23, 2015, the Group borrowed an unsecured entrusted loan from Unicom Group of RMB1,344 million with a maturity period of 1 year and interest rate at 4.37% per annum, and was fully repaid in July 2016.

On February 27, 2017, the Group borrowed an unsecured entrusted loan from Unicom Group of RMB1,344 million with a maturity period of 1 year and interest rate at 3.92% per annum.

On August 24, 2017, the Group borrowed an unsecured entrusted loan from Unicom Group of RMB3,893 million with a maturity period of 6 months and interest rate at 3.92% per annum, and was fully repaid in October 2017.

(ii)	On December 21, 2017, the Group borrowed an loan from Unicom Group BVI of RMB435 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.2%.

(iii)	Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries. For the deposit services, the interest rate for deposits placed by Unicom Group and its subsidiaries will be no more than the maximum interest rate promulgated by the People’s Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

(b)	Amounts due to Unicom Group and its subsidiaries

Amount due to Unicom Group and its subsidiaries as of December 31, 2017 also included a balance of deposits received by Finance Company from Unicom Group and its subsidiaries of RMB2,285 million with interest rates ranging from 0.35% to 2.75% per annum for saving and fixed deposits of different terms (2016: RMB2,397 million with interest rates ranging from 0.46% to 1.50% per annum).

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

41.4	Related party transactions with a joint venture

(a)	Related party transactions

	Note	2015	2016	2017
Transactions with a joint venture
Unsecured entrusted loans from joint venture	(i)	—	—	100
Repayment of unsecured entrusted loans to joint venture	(i)	—	—	60
Net deposits from joint venture with Finance Company		—	—	12

(i)	On April 24, 2017, the Group borrowed an unsecured entrusted loan from Smart Steps Digital Technology Co., Ltd., a joint venture company of the Group, of RMB50 million with a maturity period of 6 months and interest rate at 3.92% per annum, and was fully repaid in October 2017.

On October 24, 2017, the Group borrowed an unsecured loan from Smart Steps Digital Technology Co., Ltd., of RMB50 million with a maturity period of 1 year and interest rate at 3.92% per annum, and repaid RMB10 million in December 2017.

(b)	Amounts due to a joint venture

Amounts due to a joint venture as of December 31, 2017 also included a balance of deposits received by Finance Company from Smart Steps Digital Technology Co., Ltd. of RMB12 million with interest rates ranging from 0.42% to 1.48% per annum for saving and fixed deposits of different terms (2016: Nil).

41.5	Operating lease and other commitments to related parties

As of December 31, 2016 and 2017, the Group had commitments to related parties in respect of total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments totalled RMB49,038 million and RMB35,857 million, respectively.

42.	CONTINGENCIES AND COMMITMENTS

42.1	Capital commitments

As of December 31, 2016 and 2017, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	2016	2017
	Total	Land and buildings	Equipment	Total
Authorized and contracted for	13,473	1,541	11,543	13,084
Authorized but not contracted for	35,286	11,998	25,795	37,793

	48,759	13,539	37,338	50,877

42.2	Operating lease and other commitments

As of December 31, 2016 and 2017, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments as follows:

	2016	2017
	Total	Land and buildings	Equipment	Ancillary facilities*	Total
Arrangements expiring:
- not later than one year	17,191	1,263	13,615	4,253	19,131
- later than one year and not later than five years	41,490	2,533	20,662	6,385	29,580
- later than five years	1,503	97	880	—	977

	60,184	3,893	35,157	10,638	49,688

*	The amount included payment commitments for non-lease elements.

42.3	Contingent liabilities

As of December 31, 2017, the Group had no material contingent liabilities and no material financial guarantees issued.

43.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current year’s presentation.

44.	NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

(a)	Certain supplementary provisions

On January 31, 2018, after arm-length negotiations and discussions, CUCL and Tower Company agreed on certain supplementary provisions based on the agreement signed between the Group and Tower Company on July 8, 2016, which mainly relate to a reduction in cost margin of Tower Company which forms the benchmark for pricing and an increase in co-tenancy discount rates offered to the Group regarding towers under co-sharing arrangement. The new terms apply to the leased tower portfolio as confirmed by both parties and will be effective from January 1, 2018 for a period of five years.

(b)	Restrictive shares

On February 9, 2018, the Board of Directors of A Share Company approved to implement an employee restrictive share incentive scheme. Under the initial grant, 848 million restrictive shares of A Share Company will be granted to employees, including the Group’s eligible employees, with vesting conditions prescribed for operating units and individuals on a predetermined basis.

(c)	Proposed dividend

After the statement of financial position date, the Board of Directors proposed a final dividend for 2017. For details, please refer to Note 30.

45.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY)

Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As of December 31, 2016 and 2017, RMB28,827 million and RMB28,877 million (US$4,438 million) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s PRC subsidiaries, respectively.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of registered capital and statutory reserves that amounted to RMB196,644 million and RMB252,350 million (US$38,785 million) as of December 31, 2016 and 2017, respectively.

45. CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY) (CONTINUED)

Condensed Statement of financial position

	As of December 31
	2016	2017	2017
	RMB	RMB	US$
ASSETS
Non-current assets
Property, plant and equipment	10	5	1
Investments in subsidiaries	159,815	234,768	36,083
Loan to a subsidiary	32,602	22,832	3,509
Financial assets at fair value through other comprehensive Income	4,138	4,070	626

	196,565	261,675	40,219

Current assets
Loan to subsidiaries	2,467	202	31
Amounts due from subsidiaries	5,729	2,510	386
Dividend receivable	16,158	2,712	417
Prepayments and other current assets	6	60	9
Short-term bank deposits	—	3,091	475
Cash and cash equivalents	1,443	1,229	189

	25,803	9,804	1,507

Total assets	222,368	271,479	41,726

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	179,102	254,056	39,048
Reserves	(6,448)	(6,516)	(1,002)
Retained profits
- Proposed final dividend	—	1,591	244
- Others	7,869	7,184	1,105

Total equity	180,523	256,315	39,395

LIABILITIES
Current liabilities
Short-term bank loans	29,331	12,694	1,951
Accounts payable and accrued liabilities	211	160	25
Loan from immediate holding company	—	435	67
Loans from subsidiaries	970	928	143
Amounts due to subsidiaries	6,385	—	—
Taxes payable	29	27	4
Dividend payable	920	920	141
Current portion of promissory notes	3,999	—	—

	41,845	15,164	2,331

Total liabilities	41,845	15,164	2,331

Total equity and liabilities	222,368	271,479	41,726

Net current liabilities	(16,042)	(5,360)	(824)

Total assets less current liabilities	180,523	256,315	39,395

45.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY) (CONTINUED)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Revenue	—	6	6	1
Dividend income	7,226	371	1,441	221
General and administrative expenses	(52)	(63)	(67)	(10)
Interest income	1,387	1,250	1,192	183
Finance costs	(2,980)	(718)	(1,647)	(253)
Other income-net	67	1,060	1	—

Income before income tax	5,648	1,906	926	142
Income tax expenses	(36)	(36)	(20)	(3)

Net income	5,612	1,870	906	139
Other comprehensive income:
Change in fair value of financial assets through other comprehensive income-net	(2,172)	(531)	(68)	(10)

Total comprehensive income for the year	3,440	1,339	838	129

Condensed Statements of Cash Flows

	Year ended December 31
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net cash outflow from operating activities	(56)	(85)	(86)	(13)
Net cash inflow from investing activities	24,613	537	(66,865)	(10,277)
Net cash (outflow)/inflow from financing activities	(25,829)	266	66,682	10,249
- Dividend paid to equity shareholders of the Company	(4,643)	(1,005)	—	—

Net (decrease)/increase in cash and cash equivalents	(1,272)	718	(269)	(41)
Cash and cash equivalents at beginning of year	1,852	657	1,443	222
Effect of changes in foreign exchange rate	77	68	55	8

Cash and cash equivalents at end of year	657	1,443	1,229	189

46.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 15, 2018.