Form 20-F
period 2018-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2019-04-23
CIK 1113866

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

As of December 31, 2018, 30,598,124,345 ordinary shares were issued and outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 (§232.405 of this chapter) of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

Large accelerated filer  ☒             Accelerated filer  ☐             Non-accelerated filer   ☐        Emerging growth company   ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ☐    No  ☐

-i-

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

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications, or 4G, and future 5G services;

•	competitive forces from more liberalized markets and our ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

-ii-

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

-iii-

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018. Except for amounts presented in U.S. dollars, the selected historical consolidated statements of income data (other than ADS data) for the years ended December 31, 2016, 2017 and 2018 and the consolidated statements of financial position data as of December 31, 2017 and 2018 set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statements of income data (other than ADS data) for the years ended December 31, 2014 and 2015 and the consolidated statements of financial position data as of December 31, 2014, 2015 and 2016 set forth below should be read in conjunction with and are qualified in their entirety by reference to our audited consolidated financial statements that are included in our previous annual reports on Form 20-F. Our consolidated financial statements as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 have been prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

In October 2015, we, through our wholly own subsidiaries, China United Network Communications Corporation Limited, or CUCL, and Unicom New Horizon Telecommunications Company Limited, or Unicom New Horizon, completed the disposal of certain of our telecommunications towers and related assets to the Tower Company. See “A. History and Development of the Company — Establishment of the Tower Company and the Disposal of Telecommunications Towers” under Item 4. As we owned 28.1% of the share capital of the Tower Company at the completion of the disposal, we recognized at the completion 71.9% of the gains on such disposal, with the remaining amount of such gain amortized over the remaining useful life of the transferred assets.

As our business continues to evolve, we have been engaged in further integration of our mobile services, fixed-line services and other services, including offering more bundled service packages across mobile and fixed-line services. As such, in 2017, we began presenting the breakdown of service revenue on an integrated basis as revenue from voice usage and monthly fees, broadband and mobile data services, data and Internet application services, other value-added services, interconnection fees, transmission lines usage and associated services and other services. The relevant presentation for our service revenue in 2014, 2015 and 2016 has therefore been reclassified to conform with current year’s presentation.

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.8755 = US$1.00 and HK$ 7.8305 = US$1.00, the noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2018. The noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

	As of or for the year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Statements of Income Data:

Revenue
Total service revenue(2)	243,242	232,976	238,033	249,015	263,683	38,351
Voice usage and monthly fees	76,486	57,030	47,500	39,154	32,486	4,725
Broadband and mobile data services	95,679	105,634	118,209	137,133	148,431	21,588
Data and Internet application services	10,195	12,936	17,782	20,074	26,489	3,853
Other value-added services	31,314	27,411	24,187	22,793	24,606	3,579
Interconnection fees	16,376	15,514	14,748	14,233	13,708	1,994
Transmission lines usage and associated services	11,078	11,484	11,618	12,519	14,178	2,062
Other services	2,114	2,967	3,989	3,109	3,785	550
Sales of telecommunications products(2)	41,439	44,073	36,164	25,814	27,194	3,955

Total revenue	284,681	277,049	274,197	274,829	290,877	42,306

Total costs, expenses and others	(268,750)	(263,014)	(273,413)	(272,236)	(277,796)	(40,403)

Income before income tax	15,931	14,035	784	2,593	13,081	1,903

Income tax expenses	(3,876)	(3,473)	(154)	(743)	(2,824)	(411)

Net income	12,055	10,562	630	1,850	10,257	1,492

Earnings per share for income attributable to equity shareholders during the year
-Basic earnings per share(3)	0.51	0.44	0.03	0.07	0.33	0.05
-Diluted earnings per share(3)	0.49	0.44	0.03	0.07	0.33	0.05
-Basic earnings per ADS(4)	5.05	4.41	0.26	0.74	3.33	0.48
-Diluted earnings per ADS(4)	4.95	4.41	0.26	0.74	3.33	0.48
-Number of shares outstanding for basic earnings per share(3)	23,852	23,947	23,947	24,567	30,598	30,598
-Number of shares outstanding for diluted earnings per share(3)	24,795	23,947	23,947	24,567	30,598	30,598
-Number of ADS outstanding for basic earnings per ADS(4)	2,385	2,395	2,395	2,457	3,060	3,060
-Number of ADS outstanding for diluted earnings per ADS(4)	2,480	2,395	2,395	2,457	3,060	3,060

	As of or for the year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Statements of Financial Position Data:

Cash and cash equivalents and short-term bank deposits and restricted deposits	25,364	21,957	25,387	38,362	33,780	4,913
Property, plant and equipment	438,321	454,631	451,115	416,596	384,475	55,920
Interest in associates	3,037	31,997	32,248	33,233	35,758	5,201
Inventories and consumables	4,378	3,946	2,431	2,239	2,388	347
Accounts receivable	14,671	14,957	13,622	13,964	14,433	2,099
Prepayments and other current assets	10,029	10,864	14,023	13,801	11,106	1,615
Financial assets at fair value through other comprehensive income	5,902	4,852	4,326	4,286	3,903	568
Total assets	545,072	610,346	614,154	571,983	540,320	78,586
Accounts payable and accrued liabilities	120,371	167,396	143,224	125,260	122,458	17,811
Short-term bank loans	91,503	83,852	76,994	22,500	15,085	2,194
Commercial papers	9,979	19,945	35,958	8,991	—	—
Current portion of long-term bank loans	45	84	161	410	441	64
Current portion of other obligations	2,698	2,797	3,141	2,987	2,844	414
Current portion of corporate bonds	—	—	2,000	—	16,994	2,472
Current portion of promissory notes	—	2,499	18,976	17,960	—	—
Long-term bank loans	420	1,748	4,495	3,473	3,173	462
Promissory notes	21,460	36,928	17,906	—	—	—
Corporate bonds	2,000	2,000	17,970	17,981	999	145
Taxes payable	1,466	3,163	732	1,121	911	132
Total liabilities	317,531	379,130	386,472	267,636	226,034	32,875
Equity attributable to equity shareholders of the Company	227,541	231,216	227,407	304,050	313,922	45,658

Share capital	179,101	179,102	179,102	254,056	254,056	36,951

Non-controlling interests	—	—	275	297	364	53

Total equity	227,541	231,216	227,682	304,347	314,286	45,711

	As of or for the year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Other Financial Data:

Net cash inflow from operating activities	88,904	84,301	74,593	85,054	92,387	13,437
Net cash outflow from investing activities	(75,319)	(91,354)	(95,749)	(47,336)	(61,179)	(8,898)
Net cash (outflow)/inflow from financing activities	(8,973)	3,427	22,877	(28,414)	(34,058)	(4,954)

Net increase/(decrease) in cash and cash equivalents	3,802	(3,626)	1,721	9,304	(2,850)	(415)

Dividend declared per share	0.20	0.17	—	0.052	0.134	0.019

(1)

The translation of RMB into U.S. dollars has been made at the rate of RMB6.8755 to US$1.00, representing the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. The translations are solely for the convenience of the reader.

(2)

Revenue from sales of products associated with the ICT business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as revenue from sales of telecommunications products since 2017 to better reflect the commercial nature of the transactions. The related figures for the years ended December 31, 2014, 2015 and 2016 have been reclassified on the same basis.

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

The telecommunications industry in China has been evolving. We, along with China Mobile Communications Corporation, or China Mobile, and China Telecommunications Corporation, or China Telecom, are the three full-service telecommunications service providers that operate both fixed-line and mobile telecommunications networks in China. See “A. History and Development of the Company — Restructurings of the Telecommunications Industry” under Item 4. We face intense competition in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services, from China Mobile and China Telecom and expect that this competition will further intensify. In particular, we compete with China Mobile and China Telecom in mobile services. For fixed-line services, we are a leading fixed-line operator in northern China, while China Telecom has a dominant market position in southern China and the MIIT granted to China Mobile the approval for China Mobile to authorize China Mobile Limited to operate the fixed-line telecommunications business in December 2013. In addition, the PRC Government from time to time introduces new policies that may intensify competition among the three telecommunications operators. For example, the PRC government has started mobile number portability pilot programs in certain provinces and cities, and announced in March 2019 to implement the program nationwide in China by the end of 2019. The mobile number portability program allows customers to switch mobile carriers while retaining their numbers, which may intensify the competition among telecommunication operators.

We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. Such competition may further intensify due to recent policies of the PRC Government. In the recent years, the PRC Government has been implementing policies regarding the convergence of television broadcast, telecommunications and Internet access networks, and has introduced a series of policies that encourage privately-owned enterprises to enter the telecommunications industry. For example, subsequent to a pilot program that started in 2013, the MIIT issued the Notice on Formal Commercialization of Mobile Telecommunications Resale Business (关于移动通信转售业务正式商用的通告) in April 2018, pursuant to which the MIIT would accept applications from privately-owned enterprises to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. As of December 31, 2018, the MIIT had approved 31 companies to operate such business. See “Business Overview — Mobile Telecommunications Resale Business” under Item 4. In addition, in May 2016, the MIIT granted to China Radio and Television Network Co. Ltd. the approval to operate fixed-line broadband business, which has since then intensified and may continue to intensify the competition in this sector, and could have a material adverse effect on our business.

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

Our ARPU of mobile billing subscribers and net income fluctuated in recent years and may decline in the future.

Our average revenue per subscriber per month, or ARPU, of mobile billing subscribers decreased by 3.1% from 2014 to 2015, and decreased by 4.8% from 2017 to 2018. We also experienced fluctuations in net income in recent years. We cannot guarantee that we will be able to maintain or increase our ARPU of mobile billing subscribers or net income in the future, and failure to do so could have a material adverse effect on our financial condition and results of operations.

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

In July 2014, we, China Mobile and China Telecom, the three major telecommunications operators in China, jointly established the Tower Company, which engages primarily in the construction, maintenance and operation of telecommunications towers and other ancillary facilities in China, as well as the provision of maintenance services of base station equipment. In October 2015, the Tower Company acquired all telecommunications towers and related assets from us, China Mobile and China Telecom. In July 2016 and January 2018, we, through our wholly owned subsidiary, CUCL, and the Tower Company entered into a commercial pricing agreement, or the Pricing Agreement, and the supplementary agreement to such Pricing Agreement, or the Supplementary Agreement, respectively, in relation to the leasing of the telecommunications towers and related assets acquired and newly constructed by the Tower Company. In August 2018, the Tower Company completed its initial public offering and listed on the main board of the HKSE and our percentage ownership in the Tower Company decreased to 20.65% as a result. See “A. History and Development of the Company — Establishment of the Tower Company and the Disposal of Telecommunications Towers” under Item 4.

The main purpose for us to participate in the establishment of the Tower Company and lease telecommunications towers and related assets from the Tower Company is to enhance our telecommunications network coverage and capacity, realize long-term investment returns through the equity investment in the Tower Company and reduce capital expenditure as we ceased to construct telecommunications towers on our own. However, because we do not own a majority interest of, or otherwise control, the Tower Company, the Tower Company may not always act in the best interests of us, and there are uncertainties as to whether the services of the Tower Company can sufficiently support our business needs and plans, and whether the Tower Company can fulfill any usage arrangements to be agreed with us and properly operate, maintain and manage its assets.

Furthermore, since it is expected that, in principle, none of us, China Mobile or China Telecom will construct any telecommunications towers in the future, our business will rely on the lease arrangements with the Tower Company. We cannot assure you that we are able to use telecommunications towers and related assets on terms and conditions we desire. The Pricing Agreement, as supplemented and amended from time to time, provides for a pricing adjustment mechanism, which could result in a significant adjustment of the fees charged to us by the Tower Company in the future if there is any significant fluctuation in steel price, inflation and condition of the real estate market. Furthermore, prior to the expiration of lease periods of individual towers, we have to negotiate with the Tower Company new leases of such towers. If we are unable to enter into any new leases or if we are able to enter into new leases but the lease terms are less favorable to us, our business operations, financial condition and results of operations may materially and adversely affected. Failure of the Tower Company to fulfill any usage arrangements with us or properly operate, maintain and manage its telecommunications tower assets or to provide stable services to us could adversely affect the quality and uninterrupted services of our networks, which would in turn materially and adversely affect our business operations as well as our financial condition and results of operations.

The industry trends of mobile service substitution and mobile service migration from older generations to new generations may continue to have a material adverse effect on our older generations mobile services and fixed-line voice services, which may adversely affect our financial condition, results of operations and growth prospects.

As the technology of mobile services evolves, the trend of mobile service migration from older generations to new generations would generally have an adverse effect on our older generations’ services, including a growth slowdown or a decrease in the number of subscribers and usage. In particular, our 2G services and 3G services, have been adversely affected by the trend of migration to 4G services, which resulted in a decrease in our subscribers and revenue from our non-4G mobile services in 2018. Although such trend of migration would increase our 4G service subscribers and revenue, we cannot guarantee that such increase can always fully offset the negative impact. Likewise, we, consistent with the industry trend, have experienced a decline in our fixed-line voice services for years, which is expected to continue due to the trend of mobile service substitution for fixed-line services.

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

The telecommunications industry in China and elsewhere in the world has been experiencing rapid and significant changes in the diversity and sophistication of the technologies and services offered. Such changes may render our existing services or technologies inadequate or obsolete. We cannot assure you that we will be able to respond to technological and industry developments in a timely and cost-effective manner. Our inability to respond successfully to technological or industry developments may adversely affect our financial condition, results of operations and growth prospects. Furthermore, if the new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth may decline and our competitive position may be adversely affected.

For example, 5G technology and services are key components of our business strategy to compete in the mobile services market of China. In December 2018, the MIIT granted Unicom Group, the ultimate parent company of our Company, a permit to use the frequency band of 3500-3600MHz for launching the trial of 5G system nationwide in Mainland China. China Mobile has been granted the frequency band of 2515MHz–2675MHz and 4800MHz–4900MHz, and China Telecom has been granted the frequency band of 3400 MHz–3500 MHz, respectively, for launching the trial of 5G system. In connection with 5G technology and services, we have been actively engaged in formulating technical standards, testing technology and network, planning towards commercialization as well as conducting pilot trials in selected cities. However, significant uncertainties exist in the development of our 5G technology and services, including the amount of time and financial and operational resources needed to develop commercially viable technologies, and the capital expenditures needed to construct necessary infrastructure. There is no assurance that we will be able to roll out 5G services in a timely and cost-effective manner. Failure to respond to these uncertainties could disadvantage us from competing successfully in the mobile services market of China, and materially and adversely affect our revenue growth.

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

We are subject to risks associated with our telecommunications equipment suppliers and other business partners which could be adversely affected by restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions which in turn could adversely affect the supply chain and our business operations.

We procure our telecommunications network equipment and related maintenance and technical support from certain PRC and overseas telecommunications equipment suppliers. See “Item 4. Information on the Company—B. Business Overview—Networks.” We also transact business with our business partners who may operate globally. As these parties operate globally and are therefore subject to the laws and regulations in various jurisdictions, any restrictions, sanctions or other legal or regulatory actions could cause disruptions or other material difficulties in their business activities to the extent any government of the relevant jurisdictions imposes any restrictions on their import and export activities, or sanctions or other legal or regulatory actions against the suppliers and other business partners in connection with their business activities. The relevant jurisdictions include, among others, the United States, the European Union and the United Nations. Furthermore, as the supply of our telecommunications equipment relies on a global supply chain which is vulnerable to significant disruptions in the supply of parts and other items that are necessary for the relevant manufacturing activities. Such disruptions could prevent those affected suppliers from delivering equipment and services to us in accordance with the agreed terms of supply, which in turn could negatively affect our business operations. For example, we may not be able to find suitable alternative suppliers for the affected equipment in a timely manner. Even if we are able to find alternative suppliers, the commercial terms may not be comparable, and we could therefore be subject to a higher procuring cost. Furthermore, if any of our suppliers raises their prices due to an increase in international trade tariffs, we could be subject to a higher cost in procuring the relevant products. We may experience a significant delay in implementing the part of our business plans that relies on delivery of the affected network equipment and difficulties in timely improving our services that rely on those suppliers for upgrading our networks and related software and applications. Any of these and other consequences could materially adversely affect our business, results of operations, financial condition and prospect and cause a significant volatility in and a decline in our share price.

Because we rely on arrangements with other telecommunications operators, changes to the terms or availability of these arrangements may result in disruptions to our services and operations and may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects.

Our ability to provide telecommunications services depends upon arrangements with other telecommunications operators. In particular, interconnection is necessary to complete all calls between our subscribers and subscribers of other telecommunications operators. We, either through ourselves or through Unicom Group, have established interconnection and transmission line leasing arrangements with other telecommunications operators, including our parent company, as required to conduct our current business. Any disruption to our interconnection with the networks of those operators or other international telecommunications operators with which we interconnect may affect our operations, service quality and customer satisfaction, thus adversely affecting our business. Furthermore, we are generally not entitled to collect indirect or consequential damages resulting from disruptions in the networks with which we are interconnected. Any disruption in existing interconnection arrangements and transmission line arrangements or any significant change of their terms, as a result of natural events or accidents or for regulatory, technical, competitive or other reasons, may lead to temporary service interruptions and increased costs that can seriously jeopardize our operations and adversely affect our financial condition, results of operations and growth prospects. Difficulties in executing alternative arrangements with other operators on a timely basis and on acceptable terms, including the inability to promptly establish additional interconnection links or increase interconnection bandwidths as required, could also materially and adversely affect our financial condition, results of operations and growth prospects.

Interruptions to our networks and operating systems or to those with which we interconnect, including those caused by natural disaster and service maintenance and upgrades, may disrupt our services and operations and may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects.

Our network infrastructure and the networks with which we interconnect are vulnerable to potential damages or interruptions from floods, wind, storms, fires, power loss, severed cables, acts of terrorism and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other failure of our networks or systems, or the networks to which we are interconnected, may result in consequential interruptions in services across our telecommunications infrastructure. In 2018, certain areas of China suffered from natural disasters including typhoons, floods, mountain torrents, mudslides and landslides, and these natural disasters caused extensive damage to our network equipment, including our base stations and optical fiber networks, in the affected areas. As a result, we experienced service stoppage and other disruptions in our operations in those areas and also sustained economic losses. Any future natural disasters may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our services and operations. Moreover, our networks and systems and the networks with which we interconnect also require regular maintenance and upgrades. Such maintenance and upgrades may cause service disruptions. Network or system failures, as well as abrupt high traffic volumes, may also affect the quality of our services and cause temporary service interruptions. Any such future occurrence may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects.

If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected.

We transferred our then-owned telecommunications towers and related assets to the Tower Company in October 2015, and since then have ceased to construct, maintain or operate telecommunications towers and we expect that our capital expenditure will decrease significantly as a result. However, we continue to have capital expenditure requirements for our mobile networks, broadband and data networks, telecommunications infrastructure and transmission networks, and debt service requirements necessary to implement our business strategies. We incurred capital expenditure of RMB44.9 billion in 2018. To the extent that these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. We cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms. Even if we obtain such financing, our financing cost may increase significantly as a result of additional financing or higher interest rate. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:

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

From time to time, we adjust our charges for telecommunications services and products by taking into account various factors, including the market conditions and policies of the PRC Government, and such adjustments may have a material adverse effect on our revenue and profitability. For example, in May 2015, the PRC government introduced a policy of increasing network speed and reducing tariffs. Since May 2015, in order to expand our customer base as well as to comply with the relevant policies, we have, in addition to continuing increasing our network speed, offered discounts to our tariff plans. In October 2015, we launched a mobile data carry-over programs, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge. Furthermore, in light of the governmental policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province issued in April 2015 by the PRC Government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. In March 2017, we announced that we plan to substantially reduce Internet private line access tariff for small and medium enterprises customers and international long-distance call tariff. Additionally, in response to the PRC Government’s “speed upgrade and tariff reduction” policy, we ceased charging mobile handset subscribers domestic long-distance and roaming fee since September 2017. In response to the guidance to further implement the “speed upgrade and tariff reduction” policy, we (i) have reduced the per unit price of mobile data and fixed-line broadband for more than 30% in 2018, (ii) reduced the per unit price of Internet broadband services for small and middle-sized business for more than 10% in 2018, (iii) greatly reduced international mobile data roaming fees and (iv) ceased charging domestic mobile data roaming fees since July 2018. Moreover, in March 2019, the PRC Government published certain guidance relating to further tariff reduction in the Government Work Report made in the second session of 13th National People’s Congress of the PRC, and set the specific goal of further decreasing the average mobile data tariff by at least 20% in 2019 and reducing the average broadband fees for small and medium-sized business by 15%. See “B. Business Overview — Regulatory and Related Matters — Tariff Setting” under Item 4.

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

Our network and systems and those of our suppliers, vendors and other service providers may be vulnerable to cyber-attacks, such as unauthorized access, computer viruses and other disruptive problems. As a telecommunications operator, we are considered a critical information infrastructure operator under the relevant PRC law and therefore are subject to the regulations designed to protect critical information infrastructure. For example, under the Cybersecurity Law of China, or the Cybersecurity Law, we are required to perform a security assessment when transferring personal information and important data overseas if such personal information and important data are collected from our operation in China. We also devote significant resources to network security, data security and other security measures to protect our systems and data. To ensure the adequacy and effectiveness of our cybersecurity policies and procedures, we review and assess these policies and procedures regularly, and we review and assess the security and integrity of the components of our network annually or bi-annually, depending on how critical such components are. However, we cannot assure you that the security measures, policies and procedures we have implemented will not be circumvented or otherwise can fully protect the integrity of our network, including our mobile network. The inability to operate our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other competitors. Unauthorized access could jeopardize the security of confidential information stored in our customers’ computer systems and mobile phone systems and may subject us to litigation, liabilities for information loss and/or reputational damage. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur costs.

As of April 16, 2019, we have not been subject to any material cyber-attacks or incidents, individually or in the aggregate, that had or would expected to have a material adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto. However, there is no assurance that we will not experience them in the future. Additionally, as it is currently difficult to maintain sufficient insurance coverage relating to cybersecurity risks and incidents at commercially reasonable rates and terms, if we fall victim to any material cyber-attacks or involve in any legal proceedings or regulatory investigations relating to cybersecurity incidents, we may be subject to significant financial losses and legal liabilities, which could materially and adversely affect our results of operations, financial condition, prospects and reputation.

Furthermore, personal privacy, information security, and data protection are increasingly significant issues in China and other jurisdictions in which we operate. In China, the regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. For example, the Cyber Security Law came into force on June 1, 2017, which sets forth the general framework regulating network products, equipment and services, as well as the operation and maintenance of information networks, the protection of personal data, and the supervision and administration of cybersecurity in China. In 2018, the PRC Government also published Information Security Technology — Personal Information Security Specification (信息安全技术: 个人信息安全规范), setting forth detailed guidelines on the collection, utilization and retention of personal information and privacy protection. In addition, regulators in other jurisdictions in which we operate are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data as well. This increased scrutiny may result in new interpretations of existing laws and new laws and regulations, thereby further impacting our business. These laws and regulations could significantly increase our cost of compliance and associated risk. Any failure or perceived failure to comply with applicable privacy, security, or data protection laws or regulations may result in significant potential legal liabilities and adversely affect our business.

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

Telecommunications fraud, in which a person defrauds another by means of telecommunications technologies including SMS, telephone, and Internet, exposes us to reputational and legal risks. If telecommunications fraud is committed on our network, we may be held liable for our failure to fully comply with PRC regulatory requirements to prevent telecommunications fraud. In September 2016, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, the MIIT, the People’s Bank of China and the China Banking Regulatory Commission jointly issued the Notice on the Prevention and Combating of Telecommunications Network Fraud, and, in November 2016, the MIIT issued the Practice Opinions on Further Prevention and Combating Telecommunications Information Fraud, and in June 2018, the MIIT issued Code of Practice for Registering Real Identity Information of Phone Users, all of which require telecommunications operators to strictly require customers to register under their real names when applying for telecommunications services, which requires us to fully and promptly comply with the requirements on real-name registration. We have implemented various measures to strengthen our management and control over sales and distribution channels, including carrying out the real-name registration system for our customers in accordance with the requirements of government authorities. However, telecommunications fraud may still result in claims being brought against us and may damage our reputation and could have an adverse effect on our business and results of operations.

Our ultimate controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of us or our other shareholders and may fail to provide services and facilities that we rely on to operate our business.

Unicom Group indirectly controlled an aggregate of approximately 79.9% of our issued share capital as of April 16, 2019 and all of our five executive directors also concurrently served as directors or executive officers of Unicom Group as of the same date. As our ultimate controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our ultimate controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.

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

We are a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002. Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we have included in this annual report a report of management on our internal control over financial reporting and an attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2018 was effective. The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by our independent registered public accounting firm, as stated in its report. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially and adversely affect the market prices of our shares and ADSs.

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

Issues may also arise regarding the interpretation and enforcement of China’s WTO commitments regarding telecommunications services. For example, the PRC government has started mobile number portability pilot programs in certain provinces and cities, and announced in March 2019 to implement the program nationwide in China by the end of 2019. Any future regulatory changes, such as those relating to the issuance of additional telecommunications licenses, mobile telecommunications resale business, interconnection and settlement arrangements, changes in technical and service standards, universal service obligations, spectrum allocation and number allocation, may have a material adverse effect on our business and operations.

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government authorities, and the MIIT has the authority to delineate the scope of universal service obligations. The MIIT, together with the finance department and pricing authorities of the State Council, are also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. For instance, in December 2015, the MOF and the MIIT jointly issued the rules regarding the pilot program for universal services to be implemented certain cities across the PRC. Since then, the MIIT has designated additional cities and villages as participants of the pilot program for universal services in public notice from time to time. Pursuant to the pilot program for universal services, we have completed construction of broadband construction projects in 14,168 villages by the end of 2018, and we have also launched 4G wireless network universal telecommunications service projects in 2,063 villages in 2018. See “B. Business Overview — Regulatory and Related Matters — Universal Services” under Item 4.

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

The PRC economy has experienced a slowdown for the past few years. The GDP growth rate of China decreased from 11.4% in 2007 to 6.6% in 2018. It is uncertain whether China’s economic growth will return to the previous level of growth or it will encounter deterioration. In light of the slowdown of China’s economic growth, our subscribers’ usage of our services may decrease and we may experience increased difficulties in retaining existing subscribers or acquiring new subscribers, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

Most of our current operations are conducted in China and most of our assets are located in China. In addition, five out of ten of our current directors and all of our current executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court judgments. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China of judgments of a court of the United States or any other jurisdiction, including judgments against us or our directors, executive officers, underwriters or experts, may be difficult or impossible.

Natural disasters and health hazards in China may severely disrupt our business and operations and may severely restrict the level of economic activities in affected areas, which in turn may have a material adverse effect on our financial condition and results of operations.

Natural disasters such as earthquakes, snowstorms and floods may result in significant and extensive damage to our base stations and network equipment. Moreover, certain countries and regions, including China, have encountered incidents of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, and the outbreak of influenza A (H1N1) in the past. In 2018, certain areas of China suffered from natural disasters including typhoons, floods, mountain torrents, mudslides and landslides, and these natural disasters caused extensive damage to our network equipment, including our base stations and optical fiber networks, in the affected areas. We are unable to predict the effect, if any, that any other future natural disasters and health hazards may have on our business. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

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

On December 7, 2018, the SEC published a public statement titled “Statement on the Vital Role of Audit Quality and Regulatory Access to Audit and Other Information Internationally – Discussion of Current Information Access Challenges with Respect to U.S.-listed Companies with Significant Operations in China,” highlighting, among other things, the significant challenges faced by PCAOB to inspect audit work and practices of PCAOB-registered firms in China. The statement also noted that “if significant information barriers persist, remedial actions involving U.S.-listed companies may be necessary and appropriate.” Such remedial actions may include, among others, requiring affected companies to make additional disclosures and placing additional restrictions on new securities issuance. Should we become a target for such remedial measures, we may suffer reputational damages and would have to spend additional resources to comply with such measures, which may adversely impact our trading price and our financial condition.

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

Our registered office and principal executive offices are located at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (telephone number: 852-2126-2018). Our website is http://www.chinaunicom.com.hk. Information on that website is not a part of this annual report on Form 20-F.

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

Set forth below is our shareholding structure as of April 16, 2019.

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

In October 2015, we, through our wholly owned subsidiaries, CUCL and Unicom New Horizon, entered into a transfer agreement with (i) China Mobile Communication Company Limited, a subsidiary of China Mobile, and its 31 subsidiaries, (ii) China Telecom Corporation Limited, a subsidiary of China Telecom, (iii) China Reform Holdings Corporation Limited, a wholly State-owned company, and (iv) the Tower Company, pursuant to which we, China Mobile and China Telecom sold certain telecommunications towers and related assets to the Tower Company, the Tower Company would issue and allot shares in the Tower Company and/or pay certain cash as consideration for such transfers, and China Reform Holdings Corporation Limited agreed to subscribe for new shares in the Tower Company in cash. Following the completion of the transaction, the Tower Company was owned by China Mobile, China Telecom, China Reform Holdings Corporation Limited and us with an ownership interest of approximately 38%, 27.9%, 6% and 28.1%, respectively. The Tower Company completed its initial public offering and listed on the main board of the HKSE in August 2018, and as a result, our equity interest in it was diluted. As of April 16, 2019, we, through CUCL, owned approximately 20.65% equity interest in the Tower Company.

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

Establishment of Unicom Group Finance Company Limited

On December 6, 2013, CUCL and Unicom Group entered into a capital contribution agreement regarding the establishment of Unicom Group Finance Company Limited, or the Finance Company. Pursuant to the capital contribution agreement, CUCL and Unicom Group invested RMB2,730 million and RMB270 million, representing 91% and 9% of the total registered capital of the Finance Company, respectively. The Finance Company was established as a cash management platform of Unicom Group, its subsidiaries and other associated entities, purporting to improve the efficiency of cash flow allocation, lower finance cost and enhance financial risk management, see “B. Related Party Transactions — Establishment of the Finance Company and Provision of Financial Services” under Item 7.

The Mixed Ownership Reform

As part of the PRC government’s efforts to reform state-owned enterprises and increase their competitiveness, our ultimate controlling shareholder, Unicom Group, participated in a pilot program on mixed ownership reform of state-owned enterprises, and implemented a plan to diversify the shareholders’ base of A Share Company, our controlling shareholder, by bringing in certain strategic investors, including certain large Internet companies in China. In October 2017, the A Share Company made a non-public share issuance of 9,037,354,292 ordinary shares to the strategic investors, raising capital of RMB61,725.13 million. Subsequently in November 2017, the Unicom Group transferred 1,899,764,201 of its ordinary shares of the A Share Company to China Structural Reform Fund Corporation Limited for a total consideration of RMB12,975.39 million. In April 2018, the A Share Company made an issuance of 793,861,000 restrictive ordinary shares to its employees pursuant to its restrictive incentive shares scheme, or the employee restrictive incentive shares, at the price of RMB3.79 per share. On February 1, 2019, additional 13,156,000 employee restrictive incentive shares were subscribed by eligible employees with a subscription price of RMB3.79 per share. Such employee restrictive incentive shares bear selling restrictions within 60 months. The total number of the employee restrictive incentive shares represented 2.6% of the A Share Company’s outstanding shares immediately after the completion of such issuance. Upon completion of these transactions, the shareholding of the Unicom Group in the A Share Company decreased to 36.7%, and the strategic investors, including China Structural Reform Fund Corporation Limited, held 35.2% of outstanding ordinary shares of the A Share Company in total.

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

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous three years and those planned for 2019. We currently do not have any significant divestiture in progress.

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

In 2018, our total revenue was RMB290.9 billion, of which our total service revenue increased by 5.9% from RMB249.0 billion in 2017 to RMB263.7 billion in 2018 and our total sales of telecommunications products increased by 5.3% from RMB25.8 billion in 2017 to RMB27.2 billion in 2018.

Telecommunications Services

Our telecommunications services primarily include mobile services and fixed-line services. We charge voice usage and monthly fees for our mobile voice services and fixed-line voice service. Our service revenue from voice usage, monthly fees and interconnection fees decreased by 14.2% from RMB62.2 billion in 2016 to RMB53.4 billion in 2017, and further decreased by 13.5% to RMB46.2 billion in 2018. As a percentage of total revenue, such service revenue decreased from 22.7% in 2016 to 19.4% in 2017, and further decreased to 15.9% in 2018. Our service revenue from other telecommunications services, including mobile non-voice services, fixed-line broadband access services, transmission lines usage and associated services, fixed-line data and Internet application services and fixed-line other services, increased by 11.3% from RMB175.8 billion in 2016 to RMB195.6 billion in 2017, and further increased by 11.2% to RMB217.5 billion in 2018. As a percentage of total revenue, such service revenue increased from 64.1% in 2016 to 71.2% in 2017, and further increased to 74.8% in 2018.

Mobile Services

Our mobile services consist of GSM, 3G and 4G services. In recent years, we have focused on 4G services. Our 4G services adopt two major variants of 4G LTE technologies, being the Time Division LTE technology, or TD-LTE, and the Frequency-Division LTE technology, or LTE-FDD. Our mobile services primarily consist of mobile voice services and mobile non-voice services. Our mobile voice services enable our subscribers to make and receive phone calls, including local calls, domestic long-distance calls, international, Hong Kong, Macau and Taiwan long-distance calls, intra-provincial roaming, inter-provincial roaming and international roaming, with a mobile handset at any point within the coverage area of our mobile telecommunications networks. Our mobile non-voice services primarily include (i) mobile data services, (ii) mobile data and Internet application services, such as big data and Internet of things services, and (iii) other mobile services, for example, value-added services, including SMS, mobile reading, mobile music and “WO App Store”, and other services.

The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2016	2017	2018
Number of mobile billing subscribers (in thousands) (1)	263,822	284,163	315,036
Estimated market share of mobile billing subscribers (1) (2)	19.9%	20.0%	20.4%
Mobile billing subscribers ARPU (in RMB) (1) (3)	46.4	48.0	45.7
Number of 4G subscribers (in thousands)(1)	104,551	174,876	219,925
4G subscribers ARPU (in RMB) (1) (4)	76.4	63.4	53.3
4G subscribers DOU (in megabytes) (1) (5)	1,521	4,522	8,853

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

Mobile Billing Subscribers

Our total number of mobile billing subscribers increased by 10.9% from 284.2 million as of December 31, 2017 to 315.0 million as of December 31, 2018. Mobile billing subscribers are referred generally to subscribers who have revenue contribution in the December of the relevant years. The increase in the total number of mobile billing subscribers was primarily due to the increase in the number of our 4G subscribers. The ARPU of our mobile billing subscribers decreased from RMB48.0 in 2017 to RMB45.7 in 2018. The decrease in our ARPU was mainly due to the negative effect of (i) implementation of the PRC Government’s policy of increasing network speed and reducing tariffs and (ii) intensifying market competition.

4G Subscribers

The total number of our 4G subscribers increased from 174.9 million as of December 31, 2017 to 219.9 million as of December 31, 2018. 4G subscribers are referred generally to subscribers who possess 4G handsets, use our 4G networks and have revenue contribution in the December of the relevant years. The increase in our total number of 4G subscribers was primarily due to (i) our marketing initiatives to effectively reach customers through new marketing channels, for example, we offer data promotion or other packages to users of Internet companies by cooperating with such Internet Companies under 2I2C model, and we offer group service packages to the employees of enterprises, governments and other organizations by cooperating with them under 2B2C model, and (ii) our offering of innovative products tailored to customers’ potential demand, such as our “Ice-cream Package” that targets at high-end customers by offering unlimited domestic usage of mobile data and mobile voice under certain prescribed terms.

Fixed-Line Services

We are a leading fixed-line broadband and communications operator in northern China. We offer a wide range of fixed-line services nationwide in China, including (i) fixed-line broadband access services, (ii) fixed-line voice services, (iii) transmission lines usage and associated services, (iv) data and Internet application services, and (v) fixed-line other services.

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

In 2018, we focused on “Big Video, Big Integration and High-bandwidth” and optimized our integrated broadband service packages with enriched video content portfolio and smart home service offerings. We launched “New Video, High Quality and Toll-free Experience” initiative to optimize our user engagement. Our subscriber retention measures include increasing bundling penetration, top up with video services, extending contract period, value enhancement, etc. We made improvements to our online sales capability and our middle-office support. We also promoted sub-division and contract out, or mini CEO’s initiative, in order to stimulate front-line vibrancy and thus promoting business development. As of December 31, 2018, our fixed-line broadband subscribers increased by 5.7% to approximately 80.9 million, of which subscribers with 100Mbps-and-above bandwidth accounted for 75.2% of all fixed-line broadband subscribers, representing an increase of 36.5 percentage points from the end of 2017. Our fixed-line broadband access ARPU decreased by 3.7% from RMB46.3 in 2017 to RMB44.6 in 2018 primarily due to intensifying competition, in particular, competition as a result of our competitors’ aggressive marketing strategies involving low tariff and product bundling. As of December 31, 2016, 2017 and 2018, we had approximately 75,236,000, 76,539,000 and 80,879,000 fixed-line broadband subscribers, respectively.

Fixed-Line Voice Services

Our fixed-line voice services primarily consist of local voice, domestic long-distance, international long-distance and interconnection services. Along the continuous migration of users from fixed-line voice services to mobile services, the number of our fixed-line local access subscribers was 66.7 million, 60.0 million and 55.9 million as of December 31, 2016, 2017 and 2018, respectively.

Transmission lines usage and associated services

We are a leading provider of data communications services in our fixed-line northern service region. We offer data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer transmission line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators. In 2018, we continued to offer full-scale data communications services to international operators and domestic and international corporate customers. We have also improved our capabilities to offer cross-border data communications and integrated information services.

Fixed-Line Data and Internet Application Services

We offer fixed-line data and Internet application services, such as Internet data center, or IDC, cloud computing, information technology services and other services. In 2018, we actively leveraged our advantages in network and informatization, and developed our new integrated sales model “Cloud+Smart Network+X” targeting at government and enterprises, which led to substantial growth in our IDC and cloud computing services. As of December 31, 2018, we had approximately 373 IDC nationwide, 160,000 racks supporting our IDC services, and 109T IDC bandwidth, and, additionally, the resource pool of our “WO” platform consists of 44 public resource pools and 58 private cloud resource pools, with storage capacity of 21.7 PB, Internet capacity of 1,100 G and computing capacity of 812,000 cores.

Fixed-Line Other Services

Our fixed-line other services primarily include fixed-line voice value-added services, installation of fixed-line equipment services, Internet hosting services, telecommunications equipment and real property leasing services and other services.

Sales of Telecommunications Products

Our sales of telecommunications products primarily comprise sales of mobile handsets, fixed-line terminals and accessories. Revenue from our sales of telecommunications products increased by 5.3% from RMB25.8 billion in 2017 to RMB27.2 billion in 2018, which accounted for 9.4% and 9.3% of our total revenue in 2017 and 2018, respectively.

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

Roaming

We provide roaming services, which allow our subscribers to access our mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements. As of March 31, 2019, we had roaming arrangements for (i) GSM international voice and SMS services with 618 operators in 253 countries and regions, (ii) GPRS international inbound data services with 547 operators in 217 countries and regions and for GPRS international outbound data services with 498 operators in 224 countries and regions, (iii) 3G services with 456 WCDMA operators in 179 countries and regions, and (iv) 4G international inbound data services with 267 operators in 137 countries and regions and for 4G international outbound data services with 253 operators in 158 countries and regions.

A mobile subscriber using roaming services is charged at our roaming usage rate for both incoming and outgoing calls, plus applicable long-distance tariffs. Starting from September 1, 2017, we have ceased charging mobile handset subscribers for domestic long-distance tariffs and roaming fee. Moreover, since July 2018, we ceased charging domestic mobile data roaming fees in response to the guidance to further implement the “speed upgrade and tariff reduction” policy, whereby provincial local data was upgraded to nationwide data for existing and new mobile subscribers. With respect to international roaming, we settle roaming charges with international operators in accordance with roaming agreements between Unicom Group and each of the international operators.

Networks

We operate an advanced network system to support our integrated operations. The backbone of the system is a nationwide fiber-optic transmission network, which serves as the common platform for our mobile, fixed-line voice, broadband and data services. We generally utilize a centralized network planning and equipment selection process, which ensures uniform nationwide design and network compatibility. After our merger with China Netcom in October 2008, we have actively integrated our network resources to improve our network quality and capacity. We procure our network equipment and related maintenance and technical support mainly from a number of PRC and overseas telecommunications network equipment manufacturers and suppliers which include Huawei Technologies, Ericsson, Nokia and ZTE Corporation, among others.

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

We have deployed GSM, WCDMA and LTE mobile networks. Our 2G, 3G and 4G mobile network mainly operates at 900 MHz, 1800 MHz and 2100MHz frequency bands for FDD network and 2300-2320 MHz and 2655-2675 MHz frequency bands for TDD network. In 2016, Unicom Group was granted the approval to refarm all frequency bands for FDD network to deploy LTE network. Unicom Group currently owns 2x61 MHz of spectrum in the frequency bands for FDD network, of which Unicom Group has deployed UMTS network and GSM network and is constructing LTE network using 2x6 MHz of spectrum in the 900 MHz frequency band. Unicom Group has deployed LTE network and GSM network using 2x30 MHz of spectrum in 1800 MHz and LTE network and UMTS network using 2x25 MHz of spectrum in 2100 MHz frequency band. In addition, Unicom Group has achieved converged network of TD-LTE network and FDD-LTE network by deploying TDD-LTE network in 2300-2320 MHz frequency band which is limited to indoor network and in 2655-2675 MHz frequency band.

Unicom Group authorized our wholly owned subsidiary, CUCL, to operate the 4G services. We have devoted significant resources in developing and improving our 4G networks to enhance our customer experience and continued to expand our network coverage. As of December 31, 2018, our 4G network base stations reached 990,000 with an increase of 135,000 base stations compared to December 31, 2017, and our other mobile service base stations reached 1,260,000, including 860,000 3G network base stations and 400,000 2G network base stations.

In addition, in December 2018, Unicom Group was granted a permit to use the frequency band of 3500-3600MHz for launching the trial of 5G system nationwide in Mainland China. In connection with 5G network, we have been actively engaged in formulating technical standards, testing technology and network, planning towards commercialization as well as conducting pilot trials in selected cities. We will track closely the progress of the industry and strengthen the synergetic development of terminal, network and business, riding on the benefits of the value chain advantages of 3.5GHz. We will closely monitor the schedule of 5G licensing and accelerate the upgrade of the auxiliary facilities for 5G.

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

We have integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. In addition, by adding seven national Internet backbone nodes, we further increased our Internet bandwidth, and our broadband network capacity was substantially enhanced. By the end of 2018, the number of fixed-line broadband access ports increased from 200.0 million to 214.8 million, up by 6.3% from the end of 2017, of which the number of access ports with FTTX accounted for 98.9% of total broadband access ports. As of the end of 2018, our international submarine cable resource capacity reached 21.8T and our international land cable resource capacity reached 9.9T, while our international outbound Internet capacity reached 2.2T with a homebound bandwidth of 2.4T.

Marketing, Sales and Distribution

Our marketing strategy is to establish our image as a full-service telecommunications service provider and utilize our comprehensive service platform and nationwide sales and distribution network.

We provide user-oriented product offerings comprised of a mix of products catering to users with diversifying demands. For example, we offer “Ice-cream Package” that includes unlimited domestic usage of mobile data and mobile voice under certain prescribed terms to target high-end customers and “Tencent King Card” that targets at heavy data users of Tencent mobile applications by offering unlimited mobile data usage for Tencent mobile applications. We also offer data promotion or other packages to users of Internet companies under 2I2C model and group service package to the employees of enterprises, governments and other organizations under 2B2C model.

Leveraging our integrated online and offline operation system, we achieved express matching and delivery of orders and also enhanced management of key steps of our order fulfillment process. We efficiently improved our overall order conversion rate through enhancing the conversion rate of online orders.

We distribute our services through a variety of distribution channels, consisting of (i) self-owned channels, including proprietary sales outlets and direct sales forces targeting retail and corporate customers, (ii) social channels, including cooperative sales outlets, exclusive sales outlets and agency sales outlets, and (iii) online channels, including self-owned and third-party channels online e-stores. In 2018, we have actively engaged in Online-to-Offline operations that integrate our online channels and offline channels, including the self-owned channels and the social channels. We have focused on the development of a new integrated O2O retail system with “ecology-oriented, Big Data, integrated, experience-rich” characteristics, and built our proprietary touchpoint networks in a major effort to enhance our ability in online channel cooperation and centralized operation, with a view to developing the online channel into the major channel for value creation and generating incremental revenue and higher efficiency. We have deepened the unified O2O total touchpoint operation and turned outlet sales to on-street sales and a strong emphasis was placed on light touchpoints such as online channels and cross-industry alliances to enhance the efficiency of development. We also increased the operation efficiency of our offline channels by disengaging certain sales outlets and stores with low efficiency and low contribution, optimizing the location of sales outlets and stores and controlling the number of sales outlets and stores.

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

We proactively develop and improve our Internet-based customer services. We also continue to improve our customer service system and operations, customer retention and customer service quality. We have launched various initiatives to enhance our customer experience by customer service follow-up calls and regular greetings to customers.

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

Information Systems

We have established multiple information technology support systems in our headquarters as well as in each province, autonomous region and municipality and comprehensive information systems in each province, autonomous region and municipality to support our business and management. For business support, we have established core systems composed of a customer relationship management system, a comprehensive cloud-based billing and accounting system and an e-commerce system to support our business operations. Leveraging our light touchpoints and middle-office support, our innovative online marketing strategies further improved customers’ perception of our services. We also upgraded our IT framework and established an API opening platform, to facilitate cooperation with our business partners. In addition, we enhanced our independent research capability. For example, we independently developed 50.3% of our core business support system. Furthermore, we have established integrated systems, such as integrated business support system for corporate group customers, integrated channels management system, integrated account settlement system and integrated partnership management system to achieve integrated and centralized management of our businesses and enhance our sales and service capabilities through electronic channels. We also utilized a proprietary cloud-based IT ecosystem that integrates the research and development activities of our headquarters and provincial branches and significantly improves our operational efficiency while lowers the costs. For our management support, we focused on the construction and optimization of a comprehensive enterprise resource planning system to optimize our work process and resource allocations, improve our customer perception and enhance our operational efficiency, which supported our mini CEO initiative. For our internal data service capabilities, we have established an integrated data analysis system, launched the construction of a large data platform and compiled all data relating to our operation and business support, to support our appraisal management and operational analysis with data. For the application of new technologies, we have launched the construction of our centralized private “cloud” and developed our capabilities in automatic and intelligent management of our information system to enhance the performance of the systems with new technologies as well as lower the overall cost of maintenance of information system.

Research and Development

We focus on technology innovation in coordination with our various business departments in order to provide technical support for our business development. Our research and development activities are focused primarily on fixed-line and mobile technologies and their further development, 5G and future generation of Internet technologies and businesses, cloud computing, big data, Internet of things, intelligent channels, SDN and NFV, network and information safety, data center, operational planning and development of value-added services. In addition, part of our research and development requirements is fulfilled by our ultimate controlling shareholder, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below. We are also taking an active approach in researching and driving network building and co-sharing of 5G. For example, we participate in the national research project on 5G, closely follow the development of 5G technology and standards, and proactively carry out 5G technology related researches, experiments and pilot trials. We also participated in certain international organizations for telecommunications operators, such as the 3rd Generation Partnership Project and the International Telecommunication Union, in which we organized and led a number of research and development projects for formulating 5G technical standards. We have also initiated research and development program on the migration of advanced 4G services with higher network speed as compared to 4G services, or the 4.5G services, to the 5G services. For example, we initiated pilot trials of application of 5G technology in innovative fields, such as high-dissolution videos, augmented reality and virtual reality, self-driving, mobile healthcare, Internet of cars and drones. We have begun the field test of 5G network and would implement commercialization of 5G services when market conditions are favorable.

Competition

As a result of the telecommunications industry restructuring in 2008, the Chinese telecommunications market now has three key providers of basic telecommunications services — China Telecom, China Mobile and us — in addition to thousands of value-added service providers and other companies that provide telecommunications or related services. We compete with China Mobile and China Telecom in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services. In May 2016, the MIIT granted to China Radio and Television Network Co. Ltd. the approval to operate fixed-line broadband business. We may also compete with China Radio and Television Network Co. Ltd. in fixed-line broadband business. As Unicom Group, China Mobile and China Telecom were granted the license to operate TD-LTE mobile services by the PRC Government in December 2013, Unicom Group and China Telecom were granted the license to operate LTE-FDD mobile services in February 2015 and China Mobile was granted the license to operate LTE-FDD mobile services in April 2018, we face intensive competition in the 4G services. We also face potential fierce competition as to 5G services, as Unicom Group was granted the permit to use the frequency band of 3500-3600MHz for launching the trial of 5G system nationwide in Mainland China, China Mobile was granted the frequency band of 2515MHz-2675MHz and 4800MHz-4900MHz, and China Telecom was granted the frequency band of 3400 MHz-3500 MHz in December 2018. In addition, the PRC Government recently published a series of regulations to encourage privately-owned enterprises to enter PRC telecommunications industry, including the formal commercialization of telecommunications resale business, pursuant to which the MIIT would accept applications from privately-owned enterprises to acquire mobile communications services from China Mobile, China Telecom or us and repackaging and rebranding such services for resale to end-users. The MIIT also requires that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar businesses of the mobile networks operators, and we may face competition from these privately-owned enterprises. We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. See “D. Risk Factors — Risks Relating to Our Business — We face intense competition from other telecommunications operators, including China Mobile and China Telecom, and other companies that provide telecommunications or related services, which may materially and adversely affect our financial condition, results of operations and growth prospects” and “D. Risk Factors — Risks Relating to Our Business — Competition from foreign-invested operators may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition, results of operations and growth prospects” under Item 3, respectively.

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

Strategic Alliances with Telefónica

We entered into and maintained a strategic alliance with Telefónica, S.A., or Telefónica, a Spanish telecommunications company, since January 2009. Telefónica and we agreed to share business experience and strengthen cooperation in the areas of mobile communications, broadband applications, international business, marketing and sales and telecommunications services to corporate clients, to strengthen the business of each party and achieve synergies by cooperation. Additionally, we and Telefónica made mutual investment in each other, and held ordinary shares of the other party. Subsequently, Telefónica completed a series of sales of ordinary shares in the capital of our company. Also, since September 2015, Wang Xiaochu, our Executive Director, Chairman and Chief Executive Officer, has served as a director on the board of directors of Telefónica as our designated representative. As of the date of this annual report, Telefónica held less than 5% ordinary shares in the capital of our company. In December 2015, we and Telefónica established a joint venture company, Smart Steps Digital Technology Co., Ltd., or Smart Steps, to engage in big data application services in China.

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

Risk Management and Internal Control

We employ risk management and internal control systems to monitor and facilitate the accomplishment of the our business objectives, safeguard the our assets against loss and misappropriation, respond to natural disasters and other disruptive events, such as cyber-attacks, maintain proper accounting records for the provision of reliable financial information, ensure the our compliance with applicable laws, rules and regulations. Our board of directors is responsible for overseeing the risk management and internal control systems, and reviews the effectiveness of the risk management and internal control systems on an annual basis. Our Internal Control and Risk Management Department evaluates and manages our risk exposures and implements internal control measures in response to the constantly evolving regulatory requirements and business needs of our Company. However, our risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

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

Furthermore, we are also subject to laws and regulations in relation to cybersecurity in other jurisdictions in which we operate, where regulators are also increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. This increased scrutiny may result in new interpretations of existing laws and new laws and regulations, thereby further impacting our business.

In response to the evolving cybersecurity laws and regulations, we have employed risk management and internal control systems to safeguard us against cyber-attacks and to comply with laws and regulations related to cybersecurity. We have adopted various measures, including, among other things, (i) establishing our data protection compliance policies and guidelines, including training on crisis management and compliance of cybersecurity laws and regulations; (ii) self-examining potential risks and weakness of our data system and updating our private policy; (iii) implementing an emergency action plan to allow us to act responsively and minimize our losses in the event of an emergency; and (iv) continuing improving our compliance efforts through enhanced sharing of relevant knowledge internally and externally.

We strive to monitor and comply with all applicable laws, regulations, policies and legal obligations relating to cybersecurity. As of April 16, 2019, we have not been subject to any material cyber-attacks or incidents, individually or in the aggregate, that had or would expected to have a material adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto. However, as the regulatory landscape of cybersecurity is subject to substantial uncertainty, we cannot assure you that we will always be in compliance with laws and regulations related to cybersecurity or we will not be held liable for cyber-attacks that committed against us. See “D. Risk Factors — We face risks associated with our Internet-related services” under Item 3.

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

In May 2015, the PRC government introduced the PRC Government’s policy of increasing network speed and reducing tariff. In response to such policy, we have since then offered discounts to our tariff plans. In addition, in October 2015, we launched our mobile data carry-over programs, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge. Furthermore, in light of the national policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province issued in April 2015 by the PRC Government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. On March 6, 2017, we announced that we plan to substantially reduce Internet private line access tariff for small and medium enterprises customers and international long-distance call tariff. In addition, in September 2017, we ceased charging mobile handset subscribers domestic long-distance and roaming fee. In response to the guidance to further implement the “speed upgrade and tariff reduction” policy, we (i) have reduced the per unit price of mobile data and fixed-line broadband for more than 30% in 2018, (ii) reduced the per unit price of Internet broadband services for small and middle-sized business for more than 10% in 2018, (iii) greatly reduced international mobile data roaming fees, and (iv) ceased charging domestic mobile data roaming fees since July 2018. On August 23, 2018, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Further Regulating the Marketing Behavior of Telecommunications Tariff, effective from August 23, 2018. This Notice encourages the telecommunications operators to offer tiered pricing scheme, which offers deeper discount to tariff plans with increased data usage by users. Pursuant to this Notice, telecommunication operators should strive to simplify their pricing structures, offer corresponding service plans for each fee item if package plans are offered, specify the structure of fees, fee items and fee standards, and fulfill operators’ obligations to remind its customers of the restrictive conditions, validity periods, charging principle of the plans, among other noteworthy matters, when promoting such plans. In addition, the operators shall ensure customers with the same trading conditions afforded identical rights to choose their tariff plan. In March 2019, the PRC Government published certain guidance relating to further tariff reduction in the Government Work Report made in the second session of 13th National People’s Congress of the PRC, and set the specific goal of further decreasing the average mobile data tariff by at least 20% and reducing the average broadband fees for small and medium-sized business by 15% in 2019. As we may have to devote substantial resources, incur significant expenses and make strategic decisions on or adjustment of operation strategies in order to meet with these requirements, our compliance with the “speed upgrade and tariff reduction” policy may have an adverse effect on our financial condition, results of operations and growth prospects.

Mobile Services

Generally, the categories of tariffs we charge our mobile subscribers include, among others, basic monthly fees, domestic usage charges, international, Hong Kong, Macau and Taiwan roaming charges, and charges for value-added services.

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

Transmission Lines Usage and Associated Services

We charge monthly fees for subscribers to our transmission lines usage and associated services based on guidance tariffs set by the PRC Government, which vary based on bandwidth and whether the transmission line is local or long-distance. Transmission line tariffs have generally decreased in recent years.

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

(1) Operator A collects local usage fees；

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

Universal Services

Telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government, and the MIIT has the authority to delineate the scope of its universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with the finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, and we expect to perform our duties thereunder accordingly. In December 2015, the MOF and the MIIT jointly issued the rules regarding the pilot program for universal services to be implemented in certain cities across the PRC. Since then, the MIIT has designated additional cities and villages as participants of the pilot program for universal services in public notice from time to time. Pursuant to the pilot program for universal services, we have completed construction of broadband construction projects in 14,168 villages by the end of 2018, and we have also launched 4G wireless network universal telecommunications service projects in 2,063 villages in 2018.

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

Sharing of Telecommunications Infrastructure.

In April 2017, the MIIT and the SASAC jointly issued the 2017 Implementation Opinions on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure, or the Opinions. The Opinions require that the supporting facilities for base stations, such as the telecommunications towers, and the indoor distribution systems for public transportation and buildings, shall generally be planned, constructed and delivered by the Tower Company, except that certain facilities may be constructed by a telecommunications operator if serving only such operators’ demand. The Opinions also set forth the sharing requirements in the construction of FTTH infrastructure. In newly-built residential areas, commercial areas and campus, FTTH construction must strictly observe the applicable national and local standards. Telecommunication operators are prohibited from entering into any exclusivity arrangement with real estate developers or property management companies. In the upgrading of FTTH for existing residential areas, commercial areas and campus, telecommunication operators and relevant stakeholders must cooperate with each other to comply with the joint construction and sharing requirements. Moreover, with respect to transmission facilities, sharing and joint construction of transmission poles and pipeline is mandatory whenever conditions so allow. It is expected that the sharing of telecommunications infrastructure would enable us to expand our service coverage at lower cost, and thus enhance our service quality and operating efficiency.

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

Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit privately-owned enterprises to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. Following the pilot program, the MIIT issued the Notice on Formal Commercialization of Mobile Telecommunications Resale Business (关于移动通信转售业务正式商用的通告) in April 2018, pursuant to which the MIIT would accept applications from privately-owned enterprises to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. The MIIT also requires that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar businesses of the mobile networks operators. We have been promoting the sustainable development of the resale business through cooperation to achieve win-win results. As of December 31, 2018, 31 companies purchased mobile services covering approximately 55 million end customers from us, accounting for over 70% of the total market share as of the same date in terms of the number of end customers.

VAT Applicable to the Telecommunications Services

The PRC Government implemented value-added tax, or VAT, to replace business tax relating to the telecommunications services in China on June 1, 2014. Effective as of May 1, 2016, VAT became applicable to all the other industries in China. Furthermore, effective from May 1, 2018, the rate of VAT applicable to our basic telecommunications services was reduced from 11% to 10%, and the rate of VAT applicable to our sales of telecommunications products was reduced from 17% to 16%.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2018 that requires disclosure in this under Section 13(r) of the Exchange Act of 1934, as amended, except as set forth below.

We or our affiliates, are a party to the international roaming agreements with Mobile Company of Iran, or MCI, and MTN Irancell, or MTN, respectively. In 2018, the estimated gross revenue generated from such inbound international roaming traffic with MCI and MTN was approximately RMB328,889 and RMB14,970, respectively, and the estimated total amount paid to MCI and MTN for the outbound international roaming traffic was approximately RMB47,940 and RMB448,960, respectively. We or our affiliates do not customarily allocate net profit on a country-by-country or activity-by-activity basis, and therefore it is not possible to determine accurately the precise net profits attributable to such transactions with MCI and MTN. We or our affiliate estimate that the net profits attributable to the transactions with MCI and MTN were negligible relevant to our overall net profits. We or our affiliate intend to continue these activities in the future.

C.	Organizational Structure

We are incorporated in Hong Kong and as of April 16, 2019, we were (i) 53.5% owned by Unicom BVI, which was 17.9% owned by Unicom Group and 82.1% owned by the A Share Company, which in turn was 36.7% owned by Unicom Group, (ii) 26.4% owned by Unicom Group BVI, which in turn was 100% owned by Unicom Group, and (iii) 20.1% owned by public shareholders. See “— A. History and Development of the Company” above. Set forth below are details of our significant subsidiaries.

Name of Subsidiary	Place of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
Unicom Vsens Telecommunications Company Limited	China	100%
China Unicom System Integration Limited Corporation	China	100%
China Information Technology Designing & Consulting Institute Company Limited	China	100%
China Unicom Information Navigation Company Limited	China	100%
Unicompay Company Limited	China	100%
China Unicom Online Information Technology Company Limited	China	100%
Unicom Cloud Data Company Limited	China	100%
Unicom Innovation Investment Company Limited	China	100%
Unicom Group Finance Company Limited	China	91%
China Unicom Video Technology Co., Ltd.	China	100%
Unicom Big Data Co., Ltd.	China	100%
China Unicom Internet of Things Corporation Limited	China	100%
China Unicom Leasing Co., Ltd.	China	100%
China Unicom Smart Connection Technology Company Limited	China	100%
China Unicom Global Limited	Hong Kong	100%

D.	Properties

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

Overview

We are an integrated telecommunications operator in China providing voice usage, broadband and mobile data services, data and Internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products to our customers. In recent years, we have continued to extend the coverage of all of our services nationwide. We, China Mobile and China Telecom are the three major telecommunications operators in China.

The table below sets forth revenue from our major services and their respective percentage of our total revenue in 2016, 2017 and 2018.

	For the Year Ended December 31,
	2016		2017		2018
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	274,197	100.0	274,829	100.0	290,877	100.0
Total service revenue(1)(2)	238,033	86.8	249,015	90.6	263,683	90.7
Voice usage and monthly fees	47,500	17.3	39,154	14.2	32,486	11.2
Broadband and mobile data services	118,209	43.1	137,133	49.9	148,431	51.0
Data and Internet application services	17,782	6.5	20,074	7.3	26,489	9.1
Other value-added services	24,187	8.8	22,793	8.3	24,606	8.5
Interconnection fees	14,748	5.4	14,233	5.2	13,708	4.7
Transmission lines usage and associated services	11,618	4.2	12,519	4.6	14,178	4.9
Other services	3,989	1.5	3,109	1.1	3,785	1.3
Sales of telecommunications products(2)	36,164	13.2	25,814	9.4	27,194	9.3

(1)

As our business continues to evolve, we have been engaged in further integration of our mobile services, fixed-line services and other services, including offering more bundled service packages across mobile and fixed-line services. As such, in 2017, we began presenting the breakdown of service revenue as revenue from voice usage and monthly fees, broadband and mobile data services, data and Internet application services, other value-added services, interconnection fees, transmission lines usage and associated services and other services. The relevant presentation for our service revenue in 2016 has therefore been reclassified to conform with current year’s presentation.

(2)

Revenue from sales of products associated with the ICT business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as revenue from sales of telecommunications products to better reflect the commercial nature of the transactions. The related figures for the years ended December 31, 2016 have been reclassified on the same basis.

Our revenue primarily consists of the following:

•	revenue from voice usage and monthly fees, which are recognized when the services are rendered;

•	revenue from the provision of broadband and mobile data services, which are recognized when the services are provided to customers;

•

revenue from data and Internet application services mainly representing revenue from the provision of data storage and application, information communications technology and other Internet-related service, which are recognized when services are rendered;

•

revenue from other value-added services mainly representing revenue from the provision of services such as short message, cool ringtone, “Personalized Ring”, caller number display and secretarial services to subscribers, which are recognized when services are rendered;

•

revenue from interconnection fees representing revenue received or receivable from other domestic and foreign telecommunications operators for the use of our telecommunications network, which are recognized when services are rendered;

•

revenue from transmission lines usage and associated services representing income from offering lines and customer-end equipment to customers for usage and related services, which are recognized upon fulfillment of services obligation over the respective usage and service period;

•

revenue from standalone sales of telecommunications products mainly representing revenue from sale of handsets and accessories, and telecommunications equipment, which are recognized when title have been passed to the buyers;

•

revenue from the preferential packages we offer to customers mainly representing revenue from bundle sale of mobile handset and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their standalone selling prices. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of the telecommunications service.

The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2016, 2017 and 2018.

	For the Year Ended December 31,
	2016		2017		2018
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	274,197	100.0	274,829	100.0	290,877	100.0
Costs, expenses and others	273,413	99.7	272,236	99.1	277,796	95.5
Interconnection charges	12,739	4.6	12,617	4.6	12,579	4.3
Depreciation and amortization	76,805	28.0	77,492	28.2	75,777	26.1
Network, operation and support expenses	51,167	18.7	54,507	19.8	55,077	18.9
Employee benefit expenses	36,907	13.5	42,471	15.5	48,143	16.6
Selling and marketing expenses	34,646	12.6	34,086	12.4	35,170	12.1
General, administrative and other expenses(1)	19,939	7.3	23,080	8.4	27,391	9.4
Cost of telecommunications products sold(1)	39,301	14.3	26,643	9.7	27,604	9.5
Finance costs, net of interest income	3,857	1.4	4,087	1.5	(87)	—
Other income-net	(1,948)	(0.7)	(2,747)	(1.0)	(3,858)	(1.4)

(1)

Revenue from sales of products associated with the ICT business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as revenue from sales of telecommunications products to better reflect the commercial nature of the transactions. Correspondingly, certain cost of sales of products associated with the ICT business, which was previously recorded as part of the general, administrative and other expenses, has been reclassified as part of the cost of telecommunications product sold. The related figures for the years ended December 31, 2016 have been reclassified on the same basis.

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

•	cost of telecommunications products sold, primarily including costs of handsets and other telecommunication products and others;

•	finance costs, net of interest income, primarily including interest expenses, net of interest income; and

•	other income-net, primarily including share of net profit of associates, share of net profit of joint ventures and net of other income.

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

Significant Accounting Policies

Revenue Recognition

Income is classified by us as revenue when it arises from the provision of services and the sale of goods in the ordinary course of our business.

Revenue is recognized when control over a product or service is transferred to the customer, or the lessee has the right to use the asset, at the amount of promised consideration to which we are expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Where the contract contains a financing component which provides a significant financing benefit to the customer for more than twelve months, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction with the customer, and interest income is accrued separately under the effective interest method. Where the contract contains a financing component which provides a significant financing benefit to us, revenue recognized under that contract includes the interest expense accreted on the contract liability under the effective interest method. We take advantage of the practical expedient in IFRS 15 and do not adjust the consideration for any effects of a significant financing component if the period of financing is twelve months or less.

Further details of our revenue and other income recognition policies are as follows:

•	Voice usage and monthly fees are recognized when the services are rendered;

•	Revenue from the provision of broadband and mobile data services are recognized when the services are provided to customers;

•

Data and Internet application service revenue, which mainly represent revenue from the provision of data storage and application, information communications technology and other internet-related services, are recognized when services are rendered;

•

Other value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, “Personalized Ring”, caller number display and secretarial services to subscribers, are recognized when services are rendered;

•

Interconnection fees, which represent revenue received or receivable from other domestic and foreign telecommunications operators for the use of our telecommunications network, are recognized when services are rendered;

•

Revenue from transmission lines usage and associated services, which mainly represent income from offering lines and customer-end equipment to customers for usage and related services, are recognized upon fulfillment of services obligation over the respective usage and service period;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, and telecommunications equipment, are recognized when title have been passed to the buyers;

•

We offer preferential packages to customers which include the bundle sale of mobile handset and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their standalone selling prices. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of the telecommunications service. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition.

In general revenue from rendering of telecommunication services are recognized over-time upon fulfillment of services obligation, whereas revenue from sales of handsets and other telecommunications equipment, in case they are treated as separate performance obligations, are recognized at a point in time.

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

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2016, 2017 and 2018.

Allowance for Expected Credit Losses

Management estimates expected credit loss allowance on account receivables and contract assets using a provision matrix based on our historical credit loss experience, and adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. We monitored and reviewed the assumptions relating to expected credit loss regularly.

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

For temporary differences which give rise to deferred tax assets, we have assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to deductible tax losses, unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, and allowance for doubtful debts. Due to the effects of these temporary differences on income tax, we have recorded net deferred tax assets amounting to approximately RMB3,401 million as of December 31, 2018. Deferred tax assets are recognized based on our estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

Up to the date of issue of our 2018 financial statements, the following amendments, new standards and interpretations have been issued but not yet effective for the annual accounting period ended December 31, 2018 and have not been adopted by us in our 2018 financial statements:

Effective for accounting periods beginning on or after
Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
IFRS 16, “Leases”	January 1, 2019
IFRIC 23, “Uncertainty over income tax treatments”	January 1, 2019
Amendments to IAS 28, “Long-term interest in associate and joint ventures”	January 1, 2019

Operating Results

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

In 2018, we continued to actively develop full-service operation with a focus on 4G services, fixed-line broadband services and data and Internet application services. Total revenue in 2018 was RMB290.9 billion, representing an increase of 5.8% from RMB274.8 billion in 2017. The increase in our total revenue was primarily due to the increase of RMB14.7 billion, or 5.9%, in our total service revenue from RMB249.0 billion in 2017 to RMB263.7 billion in 2018, which was mainly attributable to (i) the increase of RMB11.3 billion, or 8.2%, in our revenue from broadband and mobile data services from RMB137.1 billion in 2017 to RMB148.4 billion in 2018, and (ii) the increase of RMB6.4 billion, or 32.0%, in our revenue from data and Internet application services from RMB20.1 billion in 2017 to RMB26.5 billion in 2018. The increase in our total revenue was partially offset by the decrease of RMB6.7 billion, or 17.0%, in our revenue from voice usage and monthly fees from RMB39.2 billion in 2017 to RMB32.5 billion in 2018. The service revenue represented 90.6% and 90.7% of our total revenue in 2017 and 2018, respectively.

The table below sets forth the composition of our revenue for the years ended December 31, 2017 and 2018, respectively.

	For the Year Ended December 31,
	2017		2018
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	274,829	100.0	290,877	100.0
Total service revenue	249,015	90.6	263,683	90.7
Voice usage and monthly fees	39,154	14.2	32,486	11.2
Broadband and mobile data services	137,133	49.9	148,431	51.0
Data and Internet application services	20,074	7.3	26,489	9.1
Other value-added services	22,793	8.3	24,606	8.5
Interconnection fees	14,233	5.2	13,708	4.7
Transmission lines usage and associated services	12,519	4.6	14,178	4.9
Other services	3,109	1.1	3,785	1.3
Sales of telecommunications products	25,814	9.4	27,194	9.3

Voice Usage and Monthly Fees. Voice usage include domestic and international, Hong Kong, Macau and Taiwan usage fees and international, Hong Kong, Macau and Taiwan roaming fees for local calls, domestic calls and international, Hong Kong, Macau and Taiwan calls (including VoIP long-distance calls) originated by our fixed-line subscribers, mobile subscribers, users of our pre-paid phone cards and certain other customers. Monthly fees represent the fixed amount of service charges to our customers for using our mobile and fixed-line voice services.

Our service revenue from voice usage and monthly fees was RMB32.5 billion in 2018, representing a decrease of 17.0% from RMB39.2 billion in 2017. The decrease in our revenue from voice usage and monthly fees was primarily as a result of (i) the intensifying competition among the major PRC telecommunications operators, (ii) the implementation of the PRC Government’s “speed upgrade and tariff reduction” policy, as well as the decrease in the rate of international voice roaming fees implemented by us in August 2018 , and (iii) the continuing decline in the number of fixed-line local access subscribers and revenue due to the continuing effect of mobile substitution, as such decline was not fully offset by the corresponding increase in revenue from mobile voice usage. We expect the above factors to have a continuing effect on our usage fees and monthly fees in the foreseeable future. As a percentage of total revenue, revenue from our voice usage and monthly fees decreased from 14.2% in 2017 to 11.2% in 2018.

Broadband and Mobile Data Services. Our service revenue from broadband and mobile data services consist primarily of revenue from our fixed-line broadband access and mobile data services. Primarily due to the increase in our revenue from mobile data services, our service revenue from broadband and mobile data services amounted to RMB148.4 billion in 2018, representing an increase of 8.2% from RMB137.1 billion in 2017. The increase was partially offset by the implementation of the PRC Government’s “speed upgrade and tariff reduction” policy. As a percentage of total revenue, service revenue from our broadband and mobile data services increased from 49.9% in 2017 to 51.0% in 2018.

Data and Internet Application Services. Our service revenue from data and Internet application services primarily include revenue from data storage and application, information communications technology and other Internet-related services. Our service revenue from data and Internet application services increased by 32.0% from RMB20.1 billion in 2017 to RMB26.5 billion in 2018. The increase in our service revenue from data and Internet application services was primarily as a result of our focus on developing innovative businesses through enhancement in core capabilities, and the increase in our revenue from the new integrated marketing model featuring “Cloud + Smart Network + X,” IDC services, and information and communications technology services. As a percentage of total revenue, service revenue from our data and Internet application services increased from 7.3% in 2017 to 9.1% in 2018.

Other Value-added Services. Our service revenue from other value-added services primarily include revenue from SMSs, Cool Ringtone, “Personalized Ring”, call number display and secretarial services to subscribers. Our service revenue from other value-added services increased by 8.0% from RMB22.8 billion in 2017 to RMB24.6 billion in 2018. The increase in our service revenue from other value-added services was primarily as a result of the increase in our revenue from SMS and other value-added services, which was partially offset by the decrease in revenue from information navigation services. As a percentage of total revenue, service revenue from other value-added services increased from 8.3% in 2017 to 8.5% in 2018.

Interconnection Fees. Interconnection fees primarily include revenue received or receivable from other domestic and foreign telecommunications operators for the use of our telecommunications network. Our service revenue from interconnection fees decreased by 3.7% from RMB14.2 billion in 2017 to RMB13.7 billion in 2018. The decrease in our service revenue from interconnection fees was primarily as a result of the decrease in the volume of the interconnection voice calls primarily due to a substitution trend that mobile subscribers use certain value-added telecommunications applications or services in lieu of voice calls for communication purposes. As a percentage of total revenue, revenue from interconnection fees slightly decreased from 5.2% in 2017 to 4.7% in 2018.

Transmission Lines Usage and Associated Services. Our service revenue from transmission lines usage and associated services primarily include income from offering lines and customer-end equipment to customers for usage and related services. Our service revenue from transmission lines usage and associated services increased by 13.3% from RMB12.5 billion in 2017 to RMB14.2 billion in 2018. The increase in our service revenue from transmission lines usage and associated services was primarily driven by the increasing demand by enterprises and government for our services. As a percentage of total revenue, revenue from transmission lines usage and associated services increased from 4.6% in 2017 to 4.9% in 2018.

Other Services. Our service revenue from other services primarily include telecommunications resale business, Internet hosting services and certain other miscellaneous services. Service revenue from other services increased by 21.7% from RMB3.1 billion in 2017 to RMB3.8 billion in 2018. As a percentage of total revenue, service revenue from other services increased from 1.1% in 2017 to 1.3% in 2018.

Sales of Telecommunications Products. Our sales of telecommunications products increased by 5.3% from RMB25.8 billion in 2017 to RMB27.2 billion in 2018. As a percentage of total revenue, our sales of telecommunications products decreased from 9.4% in 2017 to 9.3% in 2018.

Costs, Expenses and Others

Total costs, expenses and others in 2018 were RMB277.8 billion, representing an increase of 2.0% from RMB272.2 billion in 2017. The increase in total costs, expenses and others was primarily due to an increase by RMB4.3 billion or 18.7% in general, administrative and other expenses as a result of the increased costs associated with the rapid growth of ICT services and increased expenditure in technical support for innovative businesses.

The table below sets forth our total revenue and the major items of costs, expenses and others and their respective percentage of total revenue in 2017 and 2018:

	For the Year Ended December 31,
	2017		2018
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	274,829	100.0	290,877	100.0
Costs, expenses and others	272,236	99.1	277,796	95.5
Interconnection charges	12,617	4.6	12,579	4.3
Depreciation and amortization	77,492	28.2	75,777	26.1
Network, operation and support expenses	54,507	19.8	55,077	18.9
Employee benefit expenses	42,471	15.5	48,143	16.6
Selling and marketing expenses	34,086	12.4	35,170	12.1
General, administrative and other expenses	23,080	8.4	27,391	9.4
Cost of telecommunications products sold	26,643	9.7	27,604	9.5
Finance costs, net of interest income	4,087	1.5	(87)	—
Other income-net	(2,747)	(1.0)	(3,858)	(1.4)

Interconnection Charges. Interconnection charges were RMB12.6 billion in 2018, down by 0.3% from RMB12.6 billion in 2017, primarily due to the decrease in volume of the interconnection voice calls.

Depreciation and Amortization. Our depreciation and amortization expenses were RMB75.8 billion in 2018, down by 2.2% from RMB77.5 billion in 2017 mainly due to our enhanced management of capital expenditure. As a percentage of total revenue, our depreciation and amortization expenses slightly decreased from 28.2% in 2017 to 26.1% in 2018.

Network, Operation and Support Expenses. We incurred network, operation and support expenses of RMB55.1 billion in 2018, which remains stable as compared to RMB54.5 billion in 2017. Network, operation and support expenses, as a percentage of total revenue, decreased slightly from 19.8% in 2017 to 18.9% in 2018.

Employee Benefit Expenses. Our employee benefit expenses increased by 13.4% from RMB42.5 billion in 2017 to RMB48.1 billion in 2018, mainly due to our adoption of the performance-based incentive scheme and emphasis on recruitments of talents for our innovative business segments.

Selling and Marketing Expenses. Our selling and marketing expenses were RMB35.2 billion in 2018, up by 3.2% from RMB34.1 billion in 2017, primarily due to our calculated increase of marketing expenditure in response to enhanced market competition, and as a percentage of total revenue, slightly decreased from 12.4% in 2017 to 12.1% in 2018.

General, Administrative and Other Expenses. Our general, administrative and other expenses were RMB27.4 billion in 2018, up by 18.7% from RMB23.1 billion in 2017, primarily because the increased costs associated with the rapid growth of ICT services and increased expenditure in technical support for innovative businesses. As a percentage of total revenue, general, administrative and other expenses increased from 8.4% in 2017 to 9.4% in 2018.

Cost of Telecommunications Products Sold. In 2018, the cost of telecommunications products sold amounted to RMB27.6 billion, increased by 3.6% from RMB26.6 billion in 2017, generally in line with the increase in the sales of telecommunications products in 2018. As a percentage of total revenue, cost of telecommunication products sold decreased from 9.7% in 2017 to 9.5% in 2018.

Finance Costs, Net of Interest Income. Our finance costs, net of interest income, significantly decreased from RMB4.1 billion in 2017 to negative RMB0.1 billion in 2018, which was primarily due to the continued reduction of interest-bearing indebtedness. As a percentage of total revenue, finance cost, net of interest income, decreased from 1.5% in 2017 to negative 0.03% in 2018.

Other Income-Net. In 2018, other income-net was RMB3.9 billion, representing an increase by 40.4% from RMB2.7 billion in 2017, primarily as a result of the increase in our share of net profit of associates under equity method due to the change in our shareholding percentage in the Tower Company caused by the listing of the Tower Company on the HKSE in August 2018. As a percentage of total revenue, other income-net increased from 1.0% in 2017 to 1.4% in 2018.

Income Before Income Tax

In 2018, our income before income tax was RMB13.1 billion, representing a significant increase from RMB2.6 billion in 2017, primarily driven by (i) the increase of RMB11.3 billion, or 8.2%, in our revenue from broadband and mobile data services; (ii) the increase of RMB6.4 billion, or 32.0%, in our revenue from data and Internet application services; (iii) the decrease of RMB4.1 billion or 71.7% in our finance costs as a result of the significant decrease in the balance of interest-bearing indebtedness; and (iv) the significant increase of RMB1.6 billion in our share of net profit of associates, which was primarily attributable to the change in our shareholding percentage in the Tower Company as a result of the listing of the Tower Company on the HKSE in August 2018, which led to an increase of RMB1,474 million of our share of net profit of associates. This was partially offset by (i) the decrease of RMB6.7 billion or 17.0% in our revenue from voice usage and monthly fees; (ii) the increase of RMB5.7 billion or 13.4% in our employee benefit expenses; and (iii) the increase of RMB4.3 billion or 18.7% in our general, administrative and other expenses.

Income Tax

Our income tax was RMB2.8 billion in 2018, significantly increased from RMB0.7 billion in 2017, primarily due to the increase in our income before income tax. Our effective tax rate in 2018 was 21.6%, down by 7.0 percentage points from 28.6% in 2017, primarily because (i) certain of our share of net profit of associates was non-taxable income, and (ii) we utilized certain unused tax losses in 2018.

Net Income for the Year

As a result of the foregoing, our net income was RMB10.3 billion in 2018, representing a significant increase from RMB1.9 billion in 2017 primarily due to the significant increase in our income before income tax. Our basic earnings per share was RMB0.33 in 2018, compared to RMB0.07 in 2017.

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

The table below sets forth the composition of our revenue for the years ended December 31, 2016 and 2017, respectively.

	For the Year Ended December 31,
	2016		2017
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	274,197	100.0	274,829	100.0
Total service revenue(1)(2)	238,033	86.8	249,015	90.6
Voice usage and monthly fees	47,500	17.3	39,154	14.2
Broadband and mobile data services	118,209	43.1	137,133	49.9
Data and Internet application services	17,782	6.5	20,074	7.3
Other value-added services	24,187	8.8	22,793	8.3
Interconnection fees	14,748	5.4	14,233	5.2
Transmission lines usage and associated services	11,618	4.2	12,519	4.6
Other services	3,989	1.5	3,109	1.1
Sales of telecommunications products(2)	36,164	13.2	25,814	9.4

(1)

As our business continues to evolve, we have been engaged in further integration of our mobile services, fixed-line services and other services, including offering more bundled service packages across mobile and fixed-line services. As such, in 2017, we began presenting the breakdown of service revenue as revenue from voice usage and monthly fees, broadband and mobile data services, data and Internet application services, other value-added services, interconnection fees, transmission lines usage and associated services and other services. The relevant presentation for our service revenue in 2016 has therefore been reclassified to conform with current year’s presentation.

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

Transmission Lines Usage and Associated Services. Our service revenue from transmission lines usage and associated services primarily include income from offering lines and customer-end equipment to customers for usage and related services. Our service revenue from transmission lines usage and associated services increased by 7.8% from RMB11.62 billion in 2016 to RMB12.52 billion in 2017. The increase in our service revenue from transmission lines usage and associated services was primarily driven by the increasing demand by enterprises and government for our services. As a percentage of total revenue, revenue from transmission lines usage and associated services increased from 4.2% in 2016 to 4.6% in 2017.

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

The table below sets forth our total revenue and the major items of costs, expenses and others and their respective percentage of total revenue in 2016 and 2017:

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

Liquidity and Capital Resources

Working Capital and Cash Flows

As of December 31, 2018, we had RMB30.1 billion of cash and cash equivalents, as compared with RMB32.8 billion as of December 31, 2017 and RMB23.6 billion as of December 31, 2016. As of December 31, 2018, we had RMB3.7 billion of short-term bank deposits and restricted deposits, as compared with RMB5.5 billion as of December 31, 2017 and RMB1.8 billion as of December 31, 2016. As of December 31, 2018, we had a working capital deficit (current liabilities less current assets) of RMB139.0 billion, representing a decrease by 16.2% from the working capital deficit of RMB165.9 billion as of December 31, 2017. The decrease in working capital deficit in 2018 primarily resulted from the decrease in current portion of promissory notes and short-term bank loans of RMB18.0 billion and RMB7.4 billion, respectively, which was partially offset by the increase in current portion of corporate bonds of RMB17.0 billion.

In recent years, although the PRC Government introduced measures to avoid overheating of the economy, including tightening bank lending policies, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in China. As of December 31, 2018, we had RMB260.9 billion revolving banking facilities, of which RMB245.6 billion was unutilized. There is no term of the facilities that materially restricts our ability to draw down the unutilized banking facilities. In addition, we believe we have the ability to raise funds from short-, medium- and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in China, and net cash inflows from our operations.

The following table sets forth cash inflows and outflows in 2016, 2017 and 2018.

	For the Year Ended December 31,
	2016	2017	2018
	(RMB in millions)
Net cash inflow from operating activities	74,593	85,054	92,387
Net cash outflow from investing activities	(95,749)	(47,336)	(61,179)
Net cash inflow/(outflow) from financing activities	22,877	(28,414)	(34,058)

Net increase/(decrease) in cash and cash equivalents	1,721	9,304	(2,850)

Our net cash inflow from operating activities increased by 14.0% from RMB74.6 billion in 2016 to RMB85.1 billion in 2017, primarily due to the increase in the cash generated from operations mainly as a result of the decrease in our mobile handset subsidies in connection with our adjustments in the sales and marketing strategies while we achieved a moderate increase in our revenue in 2017. Our net cash inflow from operating activities increased by 8.6% from RMB85.1 billion in 2017 to RMB92.4 billion in 2018, primarily due to (i) the increase in the cash generated from operations as our revenue increased in 2018 and (ii) the decrease in our interest payment as we have repaid a large portion of our interest-bearing debt.

Our net cash outflow from investing activities decreased by 50.6% from RMB95.75 billion in 2016 to RMB47.3 billion in 2017, primarily due to the decrease in our purchase of property, plant and equipment and the increase in the proceeds we received as a result of the disposal of telecommunications and related tower assets to the Tower Company as a result of the settlement of the remaining consideration. Our net cash outflow from investing activities increased by 29.2 % from RMB47.3 billion in 2017 to RMB61.2 billion in 2018, mainly due to the decrease in our proceeds from disposal of tower assets and other property, plant and equipment, the increase in lending by the Finance Company, which is partially offset by the decrease in purchase of property, plant and equipment, the decrease in short-term bank deposits and restricted deposits, and the increase in repayment of loan lent by the Finance Company.

We had net cash outflow from financing activities of RMB28.4 billion in 2017, as compared to net cash inflow from financing activities of RMB22.9 billion in 2016, primarily due to our repayment of short-term bank loans and promissory notes as they matured, partially offset by the increase in the amount of proceeds we received for issue of new shares to Unicom BVI. Our net cash outflow from financing activities increased from RMB28.4 billion in 2017 to RMB34.1 billion in 2018, primarily due to (i) the decrease in proceeds from shares issued as we received the proceeds for issue of new shares to Unicom BVI in 2017, and (ii) the decrease in proceeds from short-term bank loans, partially offset by the decrease in repayment of short-term bank loans.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, cash equivalents, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2016, 2017 and 2018. The interest-bearing debts do not include balance of deposits received by Finance Company from Unicom Group, its subsidiaries and a joint venture.

	As of December 31,
	2016	2017	2018
	(RMB in millions, except percentages)
Cash and cash equivalents and short-term bank deposits and restricted deposits	25,387	38,362	33,780
Total assets	614,154	571,983	540,320
Short-term debt	134,675	52,141	35,844
Short-term bank loans	76,994	22,500	15,085
Commercial papers	35,958	8,991	—
Current portion of long-term bank loans	161	410	441
Amounts due to related parties	—	475	3,090
Amounts due to ultimate holding company	—	1,344	—
Current portion of obligations under finance lease included in other obligations	586	461	234
Current portion of promissory notes	18,976	17,960	—
Current portion of corporate bonds	2,000	—	16,994
Long-term debt	40,579	21,685	4,178
Promissory notes	17,906	—	—
Corporate bonds	17,970	17,981	999
Non-current portion of long-term bank loans	4,495	3,473	3,173
Non-current portion of obligations under finance lease included in other obligations	208	231	6
Total equity	227,682	304,347	314,286
Equity attributable to equity shareholders of the Company	227,407	304,050	313,922
Non-controlling interests	275	297	364
Debt-to-capitalization ratio(1)	43.5%	19.5%	11.3%
Debt-to-equity ratio(2)	77.0%	24.3%	12.7%

(1)	Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + total equity).
(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(total equity).

Our debt-to-capitalization ratio was 11.3% at the end of 2018, compared to 19.5% at the end of 2017 and 43.5% at the end of 2016. Our debt-to-equity ratio was 12.7% at the end of 2018, compared to 24.3% at the end of 2017 and 77.0% at the end of 2016. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits and restricted deposits by RMB6.2 billion as of December 31, 2018, compared to RMB35.5 billion as of December 31, 2017 and RMB149.9 billion as of December 31, 2016. The decreases in our debt-to-capitalization ratio and debt-to-equity ratio from 2016 to 2017 were mainly due to the (i) decrease in the amount outstanding of short-term bank loans, commercial papers and promissory notes as a result of our repayments in 2017 and (ii) increase in the equity attributable to equity shareholders of us as we issued 6,651,043,262 new shares to Unicom BVI for cash consideration of RMB75.0 billion. The decrease in our debt-to-capitalization ratio and debt-to-equity ratio from 2017 to 2018 was mainly due to our repayment of certain of our bank loans and matured bonds in 2018. We continue to seek to optimize our capital structure, develop multiple financing sources and reduce overall financing costs. In addition, we seek to increase our capital turnover ratio and control the amount of monetary assets.

Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar and Euro, was RMB18.7 billion at the end of 2018, compared to RMB26.4 billion at the end of 2017 and RMB81.7 billion at the end of 2016. The decrease from 2016 to 2018 was mainly due to our repayment of certain bank loans with the increase in our cash flow brought about by the mix-ownership reform and improvements in operating results. As of December 31, 2018, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.

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

On June 15, 2015, CUCL completed the issue of the first tranche of promissory note for the year 2015 in an amount of RMB4 billion, with a maturity period of three years and at an interest rate of 3.85% per annum. The first tranche of promissory note is fully repaid in June 2018.

On June 18, 2015, CUCL completed the issue of the second tranche of promissory note for the year 2015 in an amount of RMB4 billion, with a maturity period of three years and at an interest rate of 3.85% per annum. The second tranche of promissory note is fully repaid in June 2018.

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

On November 30, 2015, CUCL completed the issue of the third tranche of promissory note for the year 2015 of an amount of RMB3.5 billion, the fourth tranche of promissory note for the year 2015 of an amount of RMB3.5 billion and the fifth tranche of promissory note for the year 2015 of an amount of RMB3 billion, all with a maturity period of three years and at an interest rate of 3.30% per annum. The third tranche, fourth tranche and fifth tranche of promissory notes were fully repaid in November 2018.

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

On July 6, 2017, CUCL completed the issue of fourth tranche super short-term commercial papers for the year of 2017 in an amount of RMB1 billion, with a maturity period of 270 days and at an interest rate of 4.38% per annum. The fourth tranche of super short-term commercial papers was fully repaid in April 2018.

On July 27, 2017, CUCL completed the issue of fifth tranche super short-term commercial papers for the year of 2017 in an amount of RMB4 billion, with a maturity period of 90 days and at an interest rate of 4.09% per annum. The fifth tranche of super short-term commercial papers was fully repaid in October 2017.

On August 7, 2017, CUCL completed the issue of sixth tranche super short-term commercial papers for the year of 2017 in an amount of RMB4 billion, with a maturity period of 270 days and at an interest rate of 4.26% per annum. The sixth tranche of super short-term commercial papers was fully repaid in May 2018.

On August 10, 2017, CUCL completed the issue of seventh tranche super short-term commercial papers for the year of 2017 in an amount of RMB4 billion, with a maturity period of 270 days and at an interest rate of 4.23% per annum. The seventh tranche of super short-term commercial papers was fully repaid in May 2018.

Contractual Obligations and Commercial Commitments

The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2018.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years
	(RMB in millions)
Long-term bank loans (1)*	4,375	452	862	911	2,150
Corporate bonds (2)*	18,331	17,282	1,049	—	—
Other obligations*	2,982	2,853	68	12	49
Capital commitments (3)	57,877	49,775	5,787	1,736	579
Operating leases and other commitments (3)	54,751	12,825	26,298	13,669	1,959

Total obligations	138,316	83,187	34,064	16,328	4,737

*	Interest included
(1)	See Note 33 “Long-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(2)	See Note 35 “Corporate Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(3)	See Note 45 “Contingencies and Commitments” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Trend Information

Please refer to the discussion in sections headed “— Overview” and “— Operating Results” under this Item 5.

Off-Balance-Sheet Arrangements

As of December 31, 2018, we did not have any other off-balance-sheet arrangement.

Capital Expenditures

The following table sets forth our historical capital expenditure requirements for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage
Mobile network	27.74	38.5%	15.92	37.8%	18.73	41.7%
Broadband and data	16.84	23.4%	9.02	21.4%	9.16	20.4%
Infrastructure and transmission network	19.71	27.3%	11.94	28.3%	10.32	23.0%
Others (1)	7.82	10.8%	5.25	12.5%	6.66	14.9%

Total	72.11	100.0%	42.13	100.0%	44.87	100.0%

(1)	Other expenditures consist of innovation and value-added platform, IT system, fixed-line services and procurement of miscellaneous assets, equipment and spare parts.

Our capital expenditure totaled RMB44.9 billion in 2018, which mainly consisted of investment in mobile network, broadband and data, and infrastructure and transmission network. In 2018, capital expenditure attributable to mobile network was RMB18.7 billion; capital expenditure attributable to broadband and data was RMB9.2 billion; capital expenditure attributable to infrastructure and transmission network was RMB10.3 billion.

We expect our capital expenditure in 2019 to be approximately RMB58.0 billion. We expect our capital expenditure in 2019 to include primarily investments in extending the depth and width of our 4G network coverage, improving our capabilities of IoT network, supporting the development of our innovative services, fixed-line broadband services and transmission networks, and conducting trials of 5G network to further develop our industry ecosystem. We expect to fund our capital expenditure needs through a combination of cash generated from operating activities, granted and unused banking facilities and other available financing sources and the proceeds from the Subscription. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected” under Item 3.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Wang Xiaochu	60	Chairman of the Board of Directors and Chief Executive Officer
Li Guohua	59	Executive Director and President
Li Fushen	56	Executive Director
Shao Guanglu	54	Executive Director and Senior Vice President
Mai Yanzhou	50	Senior Vice President
Liang Baojun	49	Senior Vice President
Zhu Kebing	44	Executive Director and Chief Financial Officer
Fan Yunjun	46	Senior Vice President
Cesareo Alierta Izuel	73	Non-Executive Director
Cheung Wing Lam Linus	70	Independent Non-Executive Director
Wong Wai Ming	61	Independent Non-Executive Director
Chung Shui Ming Timpson	67	Independent Non-Executive Director
Law Fan Chiu Fun Fanny	66	Independent Non-Executive Director

Mr. Wang Xiaochu was appointed in September 2015 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Wang, a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, an Executive Director, Chairman and Chief Executive Officer of China Telecom Corporation Limited, Chairman and President of China Telecommunications Corporation, and Chairman and a Non-Executive Director of China Communications Services Corporation Limited. In addition, Mr. Wang also serves as a Director of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London), the Chairman of Unicom Group, A Share Company and CUCL, respectively. Mr. Wang has extensive experience in management and telecommunications industry.

Mr. Li Guohua was appointed as an Executive Director and the President of the Company in August 2018. Mr. Li is a Senior Economist, obtained an MBA degree from Nanchang University and University of Poitiers, France in 1999. Mr. Li served as a Deputy Chief of the Jiangxi Posts and Telecommunications Administration Bureau, a Deputy Chief and the Chief of the Jiangxi Post Bureau, a Deputy Post Master General of the State Post Bureau, Deputy President and President of China Post Group, a Non-Executive Director and the Chairman of the Board of Directors of Postal Savings Bank of China Co., Ltd. (listed on the Hong Kong Stock Exchange), etc. Mr. Li is a Director and General Manager of Unicom Group, a Director, President and General Counsel of A Share Company, a Director and President of CUCL. Mr. Li has extensive experience in management.

Mr. Li Fushen was appointed in March 2011 as an Executive Director of the Company. Mr. Li graduated from the Jilin Engineering Institute in 1988 and received a master’s degree in management from the Australian National University in 2004. Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company, General Manager of the Finance Department and the Chief Accountant of China Network Communications Group Corporation, Chief Financial Officer, Executive Director and Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, Vice General Manager and Chief Accountant of Unicom Group and Senior Vice President and Chief Financial Officer of the Company. In addition, Mr. Li also serves as a Non-Executive Director and the Deputy Chairman of the Board of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust), a Director of Unicom Group, a Director of A Share Company, as well as a Director of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Shao Guanglu was appointed in March 2017 as an Executive Director of the Company. Mr. Shao was appointed in April 2011 as a Senior Vice President of the Company. Mr. Shao, a professor level senior engineer, graduated from Harbin Institute of Technology in 1985. Mr. Shao received a master’s degree in engineering and a master’s degree in economics from Harbin Institute of Technology in 1988 and 1990 respectively, a master’s degree in management from BI Norwegian Business School in 2002 and a doctor’s degree in management from Nankai University in 2009. Mr. Shao joined Unicom Group in February 1995. In addition, Mr. Shao also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of China Communications Services Corporation Limited (listed on the Hong Kong Stock Exchange), a Non-Executive Director of China Tower Corporation Limited (listed on the Hong Kong Stock Exchange) , a Vice General Manager of Unicom Group, a Senior Vice President of A Share Company, a Director and Senior Vice President of CUCL, a member of board of directors of Open Networking Foundation and deputy director of Communications Science and Technology Committee of MIIT. Mr. Shao has worked in the telecommunications industry for a long period of time and has extensive management experience.

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

Mr. Zhu Kebing was appointed in August 2018 as Executive Director and Chief Financial Officer of the Company. Mr. Zhu is a Senior Accountant, graduated from Northeastern University in 1997 and received a Professional Accountancy master’s degree from Chinese University of Hong Kong in 2011. Mr. Zhu previously worked as Deputy Head of the Financial Department, General Manager, Budgeting Controller and Asset Management Controller of the Operation and Financial Department of Baosteel Group Co., Ltd., the Chief Financial Officer, Board Secretary and Supervisor of Baoshan Iron and Steel Co., Ltd. (listed on the Shanghai Stock Exchange), a General Manager of the Industry Finance Development Center of China Baowu Steel Group Corporation Limited, a Director of Shanghai Baosight Software Co., Ltd. (listed on the Shanghai Stock Exchange) , General Manager of Hwabao Investment Co., Ltd., a Non-Executive director of China Pacific Insurance (Group) Co., Ltd. (listed on the Hong Kong Stock Exchange), Director of Sailing Capital International Investment Fund (Shanghai), Director of Sailing Capital Management Co., Ltd., Director of Siyuanhe Equity Investment Management Co., Ltd. and the Vice President of PE Association of Shanghai etc. Meanwhile, he also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust), Chief Accountant of Unicom Group, the Chief Financial Officer and Board Secretary of A Share Company, the Director and the Chief Financial Officer of CUCL, as well as the Directors of certain members of the Company. Mr. Zhu has extensive experience in board secretary, corporate finance and investment management.

Mr. Fan Yunjun was appointed in January 2019 as a Senior Vice President of the Company. Mr. Fan, a senior engineer, received a doctorate degree of Engineering in Signal and Information Processing from Beijing University of Posts and Telecommunications in 1998. Mr. Fan served as a Director and Vice General Manager of China Mobile Group Beijing Company Limited, the Chairman and Chief Executive Officer of CMPak Limited, the Chairman of China Mobile Hong Kong Company Limited, the Chairman and Chief Executive Officer of China Mobile International Limited, the Chairman and General Manager of China Mobile Group Beijing Company Limited. Mr. Fan also serves as a Vice General Manager of Unicom Group, a Senior Vice President of A Share Company as well as a Director and Senior Vice President of CUCL. Mr. Fan has extensive experience in management and telecommunications industry.

Mr. Cesareo Alierta Izuel was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta is Executive Chairman of Telefónica Foundation and Profuturo Foundation, Trustee of Caixa d’Estalvis i Pensions de Barcelona Banking Foundation (la Caixa). He is also the Chairman of the Social Board of the UNED (National Long Distance Spanish University) and member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he served as General Manager of the Capital Markets division at Banco Urquijo in Madrid. He was the founder and Chairman of Beta Capital. Since 1991, he has also acted as Chairman of the Spanish Financial Analysts’ Association. He was also a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he served as Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Between January 1997 and May 2017, he was a member of the Board of Directors of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London). Between July 2000 and April 2016, he served as Executive Chairman of Telefónica S.A.. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. From April 2008 to December 2013 he was a member of the Board of Directors of Telecom Italia, S.p.A.. Between September 2010 and June 2016, Mr. Alierta served as a member of the Board of Directors of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). Between October 2017 and March 2018, Mr. Alierta served as a member of the Board of Directors of Mediobanca S.p.A. (listed on Milan stock exchange). Between June 2016 and April 2018, Mr. Alierta served as a member of the Board of Directors of Telefónica Audiovisual Digital, S.L.U.. In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta received a degree in law from the University of Zaragoza and a master’s degree in business administration (MBA) at the University of Columbia (New York) in 1970.

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

Mr. Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was the Chief Executive Officer and Executive Director of Roly International Holdings Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and obtained his bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

Mr. Chung Shui Ming Timpson was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 13th Chinese People’s Political Consultative Conference. He is also the Pro-Chancellor of the City University of Hong Kong. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, China Construction Bank Corporation, Jinmao Hotel and Jinmao (China) Hotel Investments and Management Limited (formerly known as “Jinmao Investments and Jinmao (China) Investments Holdings Limited”), China Railway Group Limited and Orient Overseas (International) Limited (all listed on the Hong Kong Stock Exchange). From October 2004 to October 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Advisory Committee on Arts Development, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Henderson Land Development Company Limited and Nine Dragons Paper (Holdings) Limited, an Independent Director of China Everbright Bank Company Limited and China State Construction Eng. Corp. Ltd. and an Outside Director of China Mobile Communications Corporation. Mr. Chung received a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Mrs. Law Fan Chiu Fun Fanny was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region (“HKSAR”), the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited and DTXS Silk Road Investment Holdings Company Limited (formerly known as “UDL Holdings Limited”) , Nameson Holdings Limited and Minmetals Land Limited (all listed on the Hong Kong Stock Exchange), as well as External Director of China Resources (Holdings) Co., Limited. Mrs. Law served as a Deputy of HKSAR to the National People’s Congress of the People’s Republic of China and Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation. Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honors degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She obtained a Master degree in Education from the Chinese University of Hong Kong and she is a Fellow of The Hong Kong Institute of Directors.

B.	Compensation

The aggregate compensation and other benefits paid by us to our directors as a group in 2018 was approximately RMB4,823,000, which included the retirement benefits in the amount of approximately RMB538,000. Each of our executive directors participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. As of the date of this annual report, none of our directors hold any outstanding options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option scheme.

Name	Compensation for 2018
	(RMB in thousands)
Directors
Wang Xiaochu	801	(1)
Li Guohua	205	(2)
Lu Yimin	546	(1)(3)
Li Fushen	724	(1)
Shao Guanglu	717	(1)
Zhu Kebing	179	(2)
Cesareo Alierta Izuel	254
Cheung Wing Lam Linus	347
Wong Wai Ming	356
Chung Shui Ming Timpson	364
Law Fan Chiu Fun Fanny	330

Total	4,823

(1)	In 2018, Mr. Wang Xiaochu, Mr. Lu Yimin, Mr. Li Fushen and Mr. Shao Guanglu received deferred bonus for year 2015 of RMB58,900, RMB176,600, RMB158,900 and RMB155,400 respectively.
(2)	The above compensation were received by Mr. Li Guohua and Mr. Zhu Kebing from their appointment since August 17, 2018 respectively.
(3)	Mr. Lu Yimin resigned as executive director on July 10, 2018. The above compensation was received by Mr. Lu from the beginning of 2018 till his resignation.

C.	Board Practices

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

The following table sets forth certain information concerning our current directors.

Name	Appointment Date	Re-appointment Date	Resignation or Retirement Date
Wang Xiaochu	September 1, 2015	May 12, 2016	—

Li Guohua	August 17, 2018	—	—

Li Fushen	March 30, 2011	May 24, 2011, May 21, 2013, May 12, 2016 and May 11, 2018	—

Shao Guanglu	March 16, 2017	May 10, 2017	—

Zhu Kebing	August 17, 2018	—	—

Cesareo Alierta Izuel	October 15, 2008	May 26, 2009, May 24, 2011, May 21, 2013, May 8, 2015 and May 10, 2017	—

Cheung Wing Lam Linus	May 12, 2004	May 12, 2006, May 16, 2008, May 12, 2010, May 29, 2012, April 16, 2014 and May 10, 2017	—

Wong Wai Ming	January 19, 2006	May 12, 2006, May 26, 2009, May 24, 2011 April 16, 2014 and May 10, 2017	—

Chung Shui Ming Timpson	October 15, 2008	May 26, 2009, May 29, 2012, May 8, 2015 and May 11, 2018	—

Law Fan Chiu Fun Fanny	November 21, 2012	May 21, 2013, May 12, 2016 and May 11, 2018	—

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

As of April 16, 2019, the members of the audit committee were Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Cheung Wing Lam Linus, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive directors of our company.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of options and other matters relating to compensation. The primary duties of the remuneration committee include considering and approving the remuneration policies and structure for directors’ and senior management’s remuneration, considering and making recommendations to the Board regarding the remuneration packages of the directors and senior management, and considering and approving our Company’s share option schemes. The remuneration committee also conducts performance review of the Chief Executive Officer and determines the Chief Executive Officer’s year-end bonus pursuant to the performance target contract entered into between the Board and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance review and determination of performance-based year-end bonuses for the other members of our management, which is subject to the review of the remuneration committee. In addition, the remuneration committee consults the Chairman of the Board on the remuneration proposals for other executive directors. As of April 16, 2019, the members of the remuneration committee were Mr. Cheung Wing Lam Linus (Chairman of the remuneration committee), Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson, all being independent non-executive directors of our company.

Nomination Committee

The nomination committee meets regularly to consider the nomination of our directors and senior management personnel. The primary duties of the nomination committee are to (i) review the structure, size and composition (including skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement our corporate strategy; (ii) identify individuals suitably qualified to become Board members and select or make recommendations to the Board; (iii) formulate and review the policy of diversity of Board members as appropriate; (iv) give due regards to the benefits of diversity on the Board against the criteria set out in the policy of diversity of Board members when performing its duties; (v) assess the independence of independent non-executive directors; (vi) make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors; and (vii) provide opinion to the Board on candidates nominated by our Chief Executive Officer to become our senior management personnel and on changes to our senior management personnel. As of April 16, 2019, the members of the nomination committee were Mr. Chung Shui Ming Timpson (Chairman of the nomination committee), Mr. Wang Xiaochu, and Mrs. Law Fan Chiu Fun Fanny. Except for Mr. Wang Xiaochu, who is our Chairman and Chief Executive Officer, the other members of the nomination committee are independent non-executive directors of our company.

D.	Employees

As of December 31, 2016, 2017 and 2018, we had a total number of 270,484, 267,590 and 260,964 employees, respectively. The employees as of December 31, 2018 are classified by function as follows:

By Function	Number of Employees
Employees	246,299
Management	20,107
Marketing	112,795
Technology	80,661
Support	32,736
Temporary employees	14,665

Total	260,964

E.	Share Ownership

As of April 16, 2019, our directors who own shares in our company are listed as follows:

Name	Capacity and Nature	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial Owner (Personal)	200,000	0.0007%
Chung Shui Ming Timpson	Beneficial Owner (Personal)	6,000	0.0000%

Apart from those disclosed herein, as of April 16, 2019, our other directors as a group do not own any shares in our company and none of our directors had any interests under any share option scheme of us.

Stock Incentive Scheme

We adopted a share option scheme on April 16, 2014. The scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date, after which period no further option may be granted under the share option scheme, but the provisions of the share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the share option scheme. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the closing price of the shares on the HKSE on the grant date of such option; and (ii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of April 16, 2019, no options had been granted or agreed to be granted by us under the share option scheme.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 16, 2019, our ultimate controlling shareholder, Unicom Group, through its 17.9% direct interest in Unicom BVI, 36.7% direct interest in the A Share Company (which in turn holds 82.1% of Unicom BVI) and 100% direct interest in Unicom Group BVI, indirectly controlled approximately 24.5 billion shares of Unicom, or 79.9% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group’s shares are held by the SASAC and a group of companies, most of which are State-owned enterprises in China. Shares controlled by Unicom Group do not carry voting rights different from our other issued shares.

As of April 16, 2019, most of our shareholders of record were located outside of the United States. In addition, as of April 16, 2019, there were approximately 36,203,012 ADSs outstanding, each representing 10 shares and together representing 1.2% of our total outstanding shares or 5.9% of our total outstanding shares not controlled by our controlling shareholder.

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

As of December 31, 2018, amounts due to Unicom Group and its subsidiaries included a balance of deposits received by the Finance Company from Unicom Group and its subsidiaries of RMB4,621 million with interest rates ranging from 0.4% to 2.8% per annum for saving and fixed deposits of different terms. As of December 31, 2018, amounts due to a joint venture included a balance of deposits received by the Finance Company from Smart Steps of RMB30 million with interest rates ranging from 0.4% to 1.5% per annum for saving and fixed deposits of different terms. As of December 31, 2018, amount due from Unicom Group and its subsidiaries included a loan from the Finance Company to Unicom Group of RMB7,404 million with floating interest rate at 90% to 110% of the benchmark interest rate set by the People’s Bank of China for the same class of loans. The Finance Company paid RMB93 million interest expense on such deposits to Unicom Group and its subsidiaries in 2018.

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

On November 25, 2016, CUCL and Unicom Group entered into the 2017-2019 comprehensive services agreement, to renew the relevant continuing related party transactions under the 2013 comprehensive services agreement for a term of three years commencing on January 1, 2017 and expiring on December 31, 2019, and CUCL and its subsidiaries have also agreed to provide certain services to Unicom Group. On August 15, 2018, CUCL and Unicom Group have entered into the supplemental agreement to the 2017-2019 comprehensive services agreement with respect to certain financial services provided by Unicom Group to CUCL.

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

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service for the telecommunications facilities referred to in paragraph (ii) above. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in paragraph (ii) above, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the above telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis. In 2018, the total charges paid by CUCL to Unicom Group amounted to approximately RMB277 million.

Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities owned by CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges for the leasing of each other’s properties and ancillary facilities are based on market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. The rental charges are payable quarterly in arrears. In 2018, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB1,033 million and the rental charges paid by Unicom Group to CUCL was negligible.

Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis. In 2018, the total revenue allocated to Unicom Group in relation to value-added services amounted to approximately RMB43 million.

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

The charges for the provision of materials operated by Unicom Group, and the pricing and/or charging standard of various materials procurement services, and storage and logistics services commission relevant to the direct material procurement are based on the market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services is provided by independent third party in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. The service charges due to Unicom Group will be settled on a monthly basis. In 2018, the total charges paid by CUCL to Unicom Group amounted to approximately RMB34 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2018, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,055 million.

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

The charges payable for the provision of ancillary telecommunications services are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rates, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by independent third parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2018, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,905 million.

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

The service charges are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by independent third parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2018, the total service charges paid by CUCL to Unicom Group amounted to approximately RMB1,231 million and the total service charges paid by Unicom Group to CUCL was RMB83 million.

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

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis. In 2018, the total service charges paid by CUCL to Unicom Group amounted to approximately RMB77 million and the total service charges paid by Unicom Group to CUCL was negligible.

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

The service charges will be settled between CUCL or its subsidiaries and Unicom Group as and when the relevant services are provided. In 2018, the total interest expenses paid by CUCL or its subsidiaries to Unicom Group amounted to approximately RMB93 million, and the total interest income from lending services paid by Unicom Group to CUCL or its subsidiaries amounted to approximately RMB150 million.

Due to increased cash deposits and operating revenue of CUCL, on August 15, 2018, CUCL and Unicom Group entered into the supplemental agreement to the 2017-2019 comprehensive services agreement with respect to the financial services provided by Unicom Group to CUCL. The supplemental agreement revised the annual caps for the daily lending and other credit services balance (including accrued interests) for such financial services from RMB6,300 million in each of the two years ending on December 31, 2018 and on December 31, 2019, to RMB11,000 million for each of these two years.

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

On July 8, 2016, we, through CUCL, and the Tower Company entered into the Pricing Agreement to finalize the lease arrangements relating to the telecommunications towers and related assets. The Pricing Agreement stipulated specific terms on, among other things, the categories of assets for leasing, pricing basis for the lease fees and service charges, and relevant service period. Based on the actual demand of our operations, we, through the subsidiaries of CUCL, subsequently entered into provincial service agreements and detailed lease confirmation forms and/or orders for specified telecommunications towers with the Tower Company or their subsidiaries. On January 31, 2018, pursuant to the Pricing Agreement and after arm-length negotiations and discussions, we, through our wholly owned subsidiary, CUCL, and the Tower Company entered into the Supplementary Agreement, which mainly included amendments to the pricing of tower products as stated in the Annex 1 Product Catalogue and Pricing of the Pricing Agreement. Such amendments shall be effective from January 1, 2018 and acknowledged by the respective provincial companies or municipal companies of the parties by entering a confirmation letter of the telecommunications towers to be leased. The term of the Supplementary Agreement shall be five years, effective from January 1, 2018 and expiring on December 31, 2022. Prior to expiry of the agreement, CUCL and the Tower Company shall negotiate with each other for the pricing thereafter. We are of the view that the signing of the supplementary agreement with the Tower Company will be beneficial for us to lower the tower usage fee in the future. According to these Agreements, we recognized operating lease and other service charges in an amount of RMB15,982 million for the year ended December 31, 2018. In 2018, we also provided certain engineering design and construction services to the Tower Company under the Pricing Agreement and the total service fees were RMB235 million.

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

Loans from Unicom Group

On February 27, 2017, CUCL borrowed an unsecured entrusted loan from Unicom Group of RMB1,344 million with a maturity period of 1 year and interest rate at 3.92% per annum, and was fully repaid in February 2018.

On August 24, 2017, CUCL borrowed an unsecured entrusted loan from Unicom Group of RMB3,893 million with a maturity period of 6 months and interest rate at 3.92% per annum, and was fully repaid in October 2017.

On December 26, 2018, CUCL borrowed an unsecured entrusted loan from A Share Company of RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

Loan from Unicom Group BVI

On December 21, 2017, the Company borrowed an unsecured loan from Unicom Group BVI in the principal amount of HK$520.00 million, with a term of one year at a floating interest rate of one-year Hong Kong Interbank Offer Rate (HIBOR) plus 1.2% per annum. The proceeds from the loan were mainly used to fund our working capital. Such loan was fully repaid in December 2018.

On December 28, 2018, the Company borrowed a loan from Unicom Group BVI of RMB48 million with a maturity period of 1 year, of which RMB46 million with a maturity period of 1 year and interest rate at 4.77% per annum and HK$2 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.11%.

Loan from Smart Steps

On April 24, 2017, CUCL borrowed an unsecured entrusted loan from Smart Steps in the principal amount of RMB50.0 million, with a maturity period of six months at an interest rate at 3.915% per annum which was fully repaid in October 2017.

On October 24, 2017, CUCL borrowed an unsecured entrusted loan from Smart Steps in the principal amount of RMB50.0 million, with a term of one year at an interest rate of 3.915% per annum. The proceeds from the loan were mainly used to fund our working capital. CUCL repaid RMB10.0 million in December 2017 and RMB40.0 million during the year of 2018.

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

Policy on Dividend Distribution

The objective of our dividend policy is to achieve a long-term, sustainable and steadily increasing dividend, with a view to maximizing our shareholders’ value. The declaration and payment of future dividends will depend upon, among other things, financial condition, business prospects, future earnings, cash flow, liquidity level and cost of capital. We believe such policy will provide our shareholders with a stable return in the long term along with the growth of our company. Pursuant to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and our articles of association, we may only pay dividends out of profits available for distribution.

Taking into consideration, our profitability, debt and cash flow level and capital requirements for its future development, etc., our board of directors recommended the payment of a final dividend of RMB0.134 per share for the year ended December 31, 2018. Going forward, we will continue to strive for enhancing profitability and shareholders’ return.

Item 9.	The Offer and Listing

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

Accordingly, we will withhold the 10% EIT when we distribute our final dividend for the fiscal year ended December 31, 2018 in respect of the non-resident enterprise shareholders for PRC tax purposes whose names appear on our register of members as of the record date for such dividends, and who are not individuals, unless such non-individual shareholders are able to provide documents from the relevant PRC tax authorities confirming that we are not required to withhold the 10% EIT in respect of the dividends that such shareholders are entitled to, on the basis that dividend income between two PRC resident enterprises is exempted from enterprise income tax, subject to certain conditions, under the EIT Law. In addition, certain investors hold our shares or ADSs through custodians, nominees, corporate trustees or other intermediaries and the names of these investors do not appear on our register of members. Payments of dividends to such investors are also subject to the 10% EIT withholding. These investors should enquire about the relevant procedures with the relevant custodians, nominees, trustees or other intermediaries if they wish to change the identities of the shareholders on our register of members.

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

United States

United States Federal Income Taxation

This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the agreement between the United States and the People’s Republic of China for the avoidance of double taxation, or the U.S.-PRC Treaty. These authorities are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are, for U.S. federal income tax purposes:

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

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of its investment in the shares or ADSs.

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

The tax treatment of your shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Except as discussed below under “-PFIC Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Taxation of Distributions

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that are paid with respect to ADSs that are readily tradable on an established securities market in the United States are qualified dividend income. Our ADSs are listed on the New York Stock Exchange and we therefore expect that dividends we pay with respect to the ADSs will be qualified dividend income. In addition, dividends paid by a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States will be qualified dividend income. Because our shares are not readily tradable on an established securities market in the United States and because we are uncertain as to whether we are eligible for the benefits of the U.S.-PRC Treaty, it is unclear whether dividends paid with respect to our shares will also be qualified dividend income.

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

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. If you are subject to PRC withholding tax (as discussed in “People’s Republic of China — Taxation of Dividends” above), you must include any such tax withheld from the dividend payment in your gross income, even though you do not in fact receive it. The PRC tax withheld and paid over to the PRC will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available under PRC law, or to the extent you could have avoided or reduced the withholding tax by complying with any certification, identification requirement or by completing any forms, the amount of tax withheld that could have been reduced or avoided, or that is refundable, will not be eligible for credit against your United States federal income tax liability.

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. Subject to the paragraph below regarding gain subject to PRC tax, the gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

As discussed above under “Hong Kong – Stamp Duty”, a sale of your shares will generally be subject to Hong Kong stamp duty. You will not be able to claim a foreign tax credit for U.S. tax purposes in respect of the payment of such stamp duty, although the proceeds that you are treated as receiving upon a sale of your shares will be reduced by the amount of the applicable stamp duty.

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

PFIC Rules. We believe that we should not currently be treated as a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, gains from the sale or exchange of investment property rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be generally subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs; and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the shares or ADSs begins,that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs that preceded the taxable year in which you receive the distribution).

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

If we are a PFIC in a taxable year and you own ADSs then you can make a mark-to-market election with respect of the ADSs. If we are a PFIC and you own shares then you can make a mark-to-market election if the shares are treated as marketable stock under the applicable regulations. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain that you recognize on the sale or other disposition of your ADSs would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, subject to the following sentence, your shares or ADSs will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. The rule in the preceding sentence will not apply, however, if you had a mark-to-market election in effect with respect to your shares or ADSs in the final year in which we are a PFIC or if you made a special “purging election” with respect to your shares or ADSs. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, including short-term and long-term debt obligations, as well as the expected maturity profile of such instruments as of December 31, 2018.

	Expected Maturity							As of December 31, 2018
	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Fixed rate	15,516	378	362	392	3,398	1,427	21,473	21,454
Average rate(1)	3.90%	1.13%	1.13%	1.13%	2.29%	1.13%	1.79%	—

U.S. dollar-denominated loans
Fixed rate	32	29	23	19	17	132	252	212
Average rate	0.21%	0.17%	0.11%	0.06%	0.02%	0.00%	0.09%	—

Euro-denominated loans
Fixed rate	24	11	1	1	1	24	62	50
Average rate	1.94%	1.74%	1.61%	1.63%	1.65%	1.64%	1.70%	—

HK dollar-denominated loans
Fixed rate	2	—	—	—	—	—	2	2
Average rate	3.87%	—	—	—	—	—	3.87%	—

RMB-denominated corporate bonds
Fixed rate	16,994	999	—	—	—	—	17,993	18,249
Average rate	3.00%	3.43%	—	—	—	—	3.02%	—

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2018.

For the year ended December 31, 2018, if there were 50 basis points increase/decrease in interest rates on the floating rate borrowings and short-term fixed rate borrowings while all other variables were held constant, the effect on profit after tax would have been approximately RMB74 million (2017: approximately RMB134 million; 2016: approximately RMB433 million ).

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

The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term bank deposits and restricted deposits, short-term and long-term debt obligations and capital commitments as of December 31, 2018 and the expected maturity profile of these debt obligations and capital commitments.

	Expected Maturity							As of December 31, 2018
	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents:
U.S. dollars	783	—	—	—	—	—	783	783
HK dollars	58	—	—	—	—	—	58	58
Japanese yen	1	—	—	—	—	—	1	1
Euro dollars	123	—	—	—	—	—	123	123
GBP	1	—	—	—	—	—	1	1
SGD	—	—	—	—	—	—	—	—
CHF	1	—	—	—	—	—	1	1
Short-term bank deposits and restricted deposits
U.S. dollars	—	—	—	—	—	—	—	—
HK dollars	—	—	—	—	—	—	—	—
Liabilities:
U.S. dollar-denominated loans	32	29	23	19	17	132	252	212
Euro-denominated loans	24	11	1	1	1	24	62	50
HK dollar-denominated loans	2	—	—	—	—	—	2	2
Off-balance-sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	—	—	—	—	—	—	—	—

If the RMB had strengthened/weakened by 10% against the foreign currencies, relative to December 31, 2018, primarily with respect to U.S. dollars, HK dollars and Euro, while all other variables are held constant, the effect on profit after tax would be approximately RMB131 million (2017: approximately RMB138 million; 2016: approximately RMB216 million ) for cash and cash equivalents, borrowings and obligations under finance lease included in other obligations denominated in foreign currencies.

Risk Relating to Financial Assets at Fair Value through Other Comprehensive Income

The investments we hold are classified in the consolidated statements of financial position as financial assets at fair value through other comprehensive income. These investments are subject to equity price risk, which results primarily from changes in the level or volatility of underlying equity prices. One of our significant investments is denominated in Euro and the fair value of such investment is also subject to risks associated with fluctuations of foreign exchange rate between Euro and Renminbi (our functional currency). If either (i) the share price of our invested equity securities (in Euro) had increased/decreased by 10% or (ii) the exchange rate between Euro and Renminbi had changed by 10%, in each case, relative to December 31, 2018, while the other variable is held constant, we would have recorded additional decrease in fair value of approximately RMB370 million in our investment revaluation reserve. As of April 16, 2019, the change in the foreign exchange rate between Euro and Renminbi and, to a lesser extent, the change of the underlying equity price denominated in Euro resulted in a depreciation of the fair value of our relevant investment by approximately 2.5% from December 31, 2018. If Euro-related uncertainty remains, we may be subject to further gain/loss in the fair value of our investments denominated in Euro and our financial condition may be materially and adversely affected.

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

From January 1, 2018 to December 31, 2018, we received from The Bank of New York Mellon a total of US$105,977.71, net of withholding tax, reimbursement for the expenses we incurred, including but not limited to, annual stock exchange listing fee, investor relations reimbursement, non-standard out-of-pocket maintenance costs for the ADR, charges incurred in connection with services provided for by third-party vendors, charges and out-of-pocket expenses for the servicing of non-registered holders. The Bank of New York Mellon also waived certain costs of US$131,014.04 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered shareholders. In addition, The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain limits and conditions.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2018, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

As of December 31, 2018, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2018 was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2018, has been audited by our independent registered public accounting firm, as stated in its report.

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

KPMG Huazhen LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal years ended December 31, 2016, 2017 and 2018. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for audit services, audit-related services, tax services and other services for each of the fiscal years 2017 and 2018:

	For the Year Ended December 31,
	2017	2018
	(in RMB thousands)
Audit services	74,277	78,094
Audit-related services	8,084	730
Tax services	301	165
Other	1,160	2,429

Total	83,822	81,418

Audit services in 2018 mainly included audit work in connection with the audit of the Company’s consolidated financial statements and internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

Other assurance services included other assurance and related services that can be reasonably provided by the independent auditor. In 2018, the provisions of other assurance and related services mainly included performing the limited procedures on the XBRL-tagged data related to Form 20-F for the year ended December 31, 2018, and professional services in relation to the issuance of bonds.

Tax services mainly include tax compliance services.

Non-audit services included other services that can be reasonably provided by the independent auditor. In 2018, the provisions of non-audit services mainly included permitted advisory services on data analysis process of one of the Company’s subsidiary.

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

Our audit committee pre-approved all audit and non-audit services performed by our principal accountant for the years ended December 31, 2017 and 2018.

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

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors on its board of directors. As a listed company in Hong Kong, we are subject to the requirement under the HKSE Listing Rules that at least three members of our board of directors, who constitute at least one-third of the board of directors, be independent as determined under the HKSE Listing Rules. The standards for establishing independence under the HKSE Listing Rules differ from those set forth in the NYSE Listed Company Manual. We currently have four independent directors out of a total of ten directors.

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

Section 303A.05 of the NYSE Listed Company Manual provides that (i) a listed company must have a compensation committee that consists entirely of independent directors and (ii) the compensation committee of a listed company must have a written charter that addresses the committee’s purpose and responsibilities. The HKSE Listing Rules also require that the listed companies should establish a remuneration committee which consists of a majority of independent non-executive directors. The Company has established a remuneration committee with a written charter that specifies its duties and authorities.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unicom, dated January 27, 2000.(1)(P)

1.2	Amended Articles of Association of Unicom (as amended on September 16, 2008).(12)

1.3	Amended Articles of Association of Unicom (as amended on May 24, 2011).(14)

1.4	Amended Articles of Association of Unicom (as amended on May 8, 2015).(18)

2.1	Deposit Agreement, among Unicom, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.(2)(P)

2.2	Form of specimen certificate for the shares.(1)(P)

4.1	Reorganization Agreement between Unicom Group and CUCL, dated April 21, 2000 (together with English translation).(1)(P)

4.2	Equity Transfer Agreement among Unicom Group, Unicom HK, Unicom BVI and Unicom, dated April 21, 2000.(1)(P)

4.3	Trademark License Agreement between Unicom Group and CUCL, dated May 25, 2000 (together with English translation).(1)(P)

4.4	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging, dated August 1, 2001 (together with English translation).(1)(P)

4.5	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation) (3)(P)

4.6	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New Century, dated November 20, 2002. (English translation) (3)

4.7	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation) (4)

4.8	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New World, dated November 20, 2003. (English translation) (4)

4.9	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004.(5)

4.10	Subscription Agreement between Unicom and SK Telecom, dated June 20, 2006.(6)

4.11	CDMA Network Capacity Lease Agreement among Unicom New Horizon, the A Share Company and Unicom Group, dated October 26, 2006.(7)

Exhibit Number	Description of Exhibit

4.12	Transfer Agreement of the CDMA Network Capacity Lease Agreement between the A Share Company and CUCL, dated October 26, 2006. (English translation)(7)

4.13	Asset Transfer Agreement between CUCL and Unicom Group in connection with the acquisition of Unicom Guizhou, dated November 16, 2007. (English translation)(8)

4.14	Supplement Agreement among Unicom New Horizon, Unicom Group, CUCL and the A Share Company in connection with the acquisition of Unicom Guizhou and the 2006 CDMA Network Capacity Lease Agreement, dated November 16, 2007. (8)

4.15	CDMA Business Transfer Framework Agreement between us, CUCL and China Telecom dated as of June 2, 2008. (English translation)(8)

4.16	CDMA Business Disposal Agreement among Unicom, CUCL and China Telecom, dated July 27, 2008. (English summary)(12)

4.17	Business and Assets Transfer Agreement among Unicom Parent, Netcom Parent and the A Share Company, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.18	Transfer Agreement between the A Share Company and CUCL, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.19	Network Lease Agreement between CUCL and Unicom New Horizon, relating to the lease of telecommunications networks in 21 provinces in southern China by CUCL from Unicom New Horizon, dated December 16, 2008. (English translation)(9)

4.20	Assets and Liabilities Transfer Agreement between CNC China and Netcom Group, dated June 23, 2004. (English translation)(10)

4.21	Asset Injection Agreement among Netcom Group, Unicom Group BVI, CNC China and China Netcom, dated June 29, 2004. (English translation)(10)

4.22	Letter of Undertakings by Netcom Group, dated September 5, 2004. (English translation)(10)

4.23	Restructuring Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.24	Non-Competition Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.25	Trademark Licensing Agreement among CNC China, Netcom Group and China Netcom, dated October 8, 2004. (English translation)(10)

4.26	Conditional Sale and Purchase Agreement among China Netcom, Unicom Group BVI and Netcom Group, relating to the acquisition of CNC New Horizon BVI, dated September 12, 2005.(12)

4.27	Asset Transfer Agreement between China Netcom and Netcom Group, relating to the sale of China Netcom’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality, dated January 15, 2007.(12)

4.28	Domestic Interconnection Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.29	International Long-distance Voice Services Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.30	Engineering and Information Technology Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

Exhibit Number	Description of Exhibit

4.31	Master Sharing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.32	Property Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.33	Materials Procurement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.34	Ancillary Telecommunications Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.35	Support Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation) (12)

4.36	Telecommunications Facilities Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.37	Information and Communications Technology Agreement between China Netcom System Integration and Netcom Group, dated November 6, 2007. (English translation)(12)

4.38	Equity Interest Transfer Agreement between China Netcom Group System Integration and China Netcom Group Beijing Communications Corporation, relating to the acquisition of Design Institute, dated December 5, 2007. (English translation)(11)

4.39	Framework Agreement for Interconnection Settlement between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.40	Framework Agreement for Engineering and Information Technology Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.41	Framework Agreement for Property Leasing Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.42	Framework Agreement for Ancillary Telecommunications Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.43	Framework Agreement for Support Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.44	Framework Agreement for Telecommunications Facilities Leasing between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.45	Comprehensive Services Agreement between Unicom Group and the A Share Company, dated August 12, 2008. (English translation)(12)

4.46	Transfer Agreement among the A Share Company, CUCL and CNC China, in connection with the Comprehensive Services Agreement, dated August 12, 2008. (English translation)(12)

4.47	Merger Agreement between CUCL and CNC China, relating to the merger between CUCL and CNC China, dated October 15, 2008. (English translation)(12)

4.48	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009. (12)

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009.(12)

4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009.(12)

Exhibit Number	Description of Exhibit

4.51	Subscription Agreement between China Unicom (Hong Kong) Limited and Telefónica, dated September 6, 2009. (13)

4.52	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009.(13)

4.53	Irrevocable Offer by SK Telecom, dated September 25, 2009.(13)

4.54	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009.(13)

4.55	Share Repurchase Agreement, dated November 3, 2009.(13)

4.56	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009.(13)

4.57	2011-2012 Network Lease Agreement between Unicom New Horizon and CUCL, dated October 29, 2010. (English translation)(14)

4.58	2010 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 29, 2010. (English translation)(14)

4.59	Agreement to Enhance the Strategic Alliance between China Unicom (Hong Kong) Limited and Telefónica, dated January 23, 2011.(14)

4.60	Transfer Agreement between Unicom A Share Company and CUCL, dated November 21, 2012. (English translation)(15)

4.61	2013 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 24, 2013. (English translation)(16)

4.62	Share Option Scheme, adopted by ordinary resolution of the Company on April 16, 2014. (16)

4.63	The Promoters’ Agreement among China Mobile Communication Company Limited, CUCL and China Telecom Corporation Limited regarding the establishment of China Communications Facilities Services Corporation Limited. (English
translation)(17)

4.64	The Transfer Agreement among CUCL, Unicom New Horizon, China Mobile Communication Company Limited and its related subsidiaries, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and the Tower Company. (English translation)(18)

4.65	The Share Subscription Agreement between CUCL and the Tower Company, dated January 29, 2016. (English translation)(18)

4.66	The Capital Contribution Agreement between Unicom Group and CUCL, dated 6 December, 2013. (English translation)(18)

4.67	The amendment agreement to the 2013 comprehensive services agreement between Unicom Group and CUCL, dated August 21, 2015. (English translation)(18)

4.68	The Commercial Pricing Agreement between CUCL and the Tower Company, dated July 8, 2016. (English translation)(19)

4.69	2017-2019 Comprehensive Services Agreement between Unicom Group and CUCL, dated November 25, 2016. (English translation)(19)

4.70	The Share Subscription Agreement between the Company and Unicom BVI, dated August 22, 2017. (English translation) (20)

4.71	The Supplementary Agreement between CUCL and the Tower Company, dated January 31, 2018. (English translation) (21)

4.72	The Supplemental Agreement to the 2017-2019 Comprehensive Services Agreement between Unicom Group and CUCL, dated August 15, 2018 (English translation)*

8.1	List of our significant subsidiaries*

11.1	Code of Ethics for Senior Officers(4)

Exhibit Number	Description of Exhibit

11.2	Employee Code of Ethics. (English translation)(6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)*

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b)*

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b)*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

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

(21)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2017.
(P)	Paper filing.
*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 23, 2019

CHINA UNICOM (HONG KONG) LIMITED
By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

CHINA UNICOM (HONG KONG) LIMITED:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of China Unicom (Hong Kong) Limited and subsidiaries (the Group) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018 and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Adoption of New Standards

As discussed in Note 2.2 (c) to the consolidated financial statements, in 2018, the Group has adopted International Financial Reporting Standards 15 “Revenue from Contracts with Customers” and International Financial Reporting Standard 9 (2014) “Financial Instruments”.

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

Beijing, China

April 23, 2019

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in millions, except per share data)

		Year ended December 31
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$ (Unaudited)
Revenue	6	274,197	274,829	290,877	42,306
Interconnection charges		(12,739)	(12,617)	(12,579)	(1,830)
Depreciation and amortization		(76,805)	(77,492)	(75,777)	(11,021)
Network, operation and support expenses	7	(51,167)	(54,507)	(55,077)	(8,011)
Employee benefit expenses	8	(36,907)	(42,471)	(48,143)	(7,002)
Costs of telecommunications products sold	9	(39,301)	(26,643)	(27,604)	(4,015)
Other operating expenses	10	(54,585)	(57,166)	(62,561)	(9,099)
Finance costs	11	(5,017)	(5,734)	(1,625)	(236)
Interest income		1,160	1,647	1,712	249
Share of net profit of associates		204	893	2,477	360
Share of net profit of joint ventures		153	574	598	87
Other income – net	12	1,591	1,280	783	115

Income before taxation		784	2,593	13,081	1,903
Income tax expenses	13	(154)	(743)	(2,824)	(411)

Net income for the year		630	1,850	10,257	1,492

Attributable to:
Equity shareholders of the Company		625	1,828	10,197	1,483

Non-controlling interests		5	22	60	9

Earnings per share for income attributable to equity shareholders of the Company during the year:
Basic earnings per share	14	0.03	0.07	0.33	0.05

Diluted earnings per share	14	0.03	0.07	0.33	0.05

Note: The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in millions)

	Year ended December 31
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ (Unaudited)
Net income for the year	630	1,850	10,257	1,492

Other comprehensive income
Items that will not be reclassified to statements of income:
Changes in fair value of financial assets through other comprehensive income (non-recycling)	(544)	(56)	(383)	(55)
Tax effect on changes in fair value of financial assets through other comprehensive income	14	(2)	2	—

Changes in fair value of financial assets through other comprehensive income, net of tax (non-recycling)	(530)	(58)	(381)	(55)
Remeasurement of net defined benefit liability, net of tax	14	6	(4)	(1)

	(516)	(52)	(385)	(56)

Item that may be reclassified subsequently to statements of income:
Currency translation differences	153	(178)	140	20

Other comprehensive income for the year, net of tax	(363)	(230)	(245)	(36)

Total comprehensive income for the year	267	1,620	10,012	1,456

Total comprehensive income attributable to:
Equity shareholders of the Company	262	1,598	9,952	1,447

Non-controlling interests	5	22	60	9

Note: The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in millions)

		As of December 31
	Note	2017	2018	2018
		RMB	RMB	US$ (Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	15	416,596	384,475	55,920
Lease prepayments	16	9,313	9,290	1,351
Goodwill	17	2,771	2,771	403
Interest in associates	19	33,233	35,758	5,201
Interest in joint ventures	20	2,368	3,966	577
Deferred income tax assets	13	5,973	3,401	494
Contract assets	21	—	570	83
Contract costs	22	—	5,632	819
Financial assets at fair value through other comprehensive income	23	4,286	3,903	568
Other assets	24	20,721	14,645	2,130

		495,261	464,411	67,546

Current assets
Inventories and consumables	25	2,239	2,388	347
Contract assets	21	—	1,254	183
Accounts receivable	26	13,964	14,433	2,099
Prepayments and other current assets	27	13,801	11,106	1,615
Amounts due from ultimate holding company	44	239	7,431	1,081
Amounts due from related parties	44	3,274	935	136
Amounts due from domestic carriers		4,683	3,812	554
Financial assets at fair value through profit and loss		160	770	112
Short-term bank deposits and restricted deposits	28	5,526	3,720	541
Cash and cash equivalents	29	32,836	30,060	4,372

		76,722	75,909	11,040

Total assets		571,983	540,320	78,586

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	30	254,056	254,056	36,951
Reserves	31	(20,912)	(20,154)	(2,931)
Retained profits
- Proposed final dividend	32	1,591	4,100	596
- Others		69,315	75,920	11,042

		304,050	313,922	45,658

Non-controlling interests		297	364	53

Total equity		304,347	314,286	45,711

Note: The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in millions)

		As of December 31
	Note	2017	2018	2018
		RMB	RMB	US$ (Unaudited)
LIABILITIES
Non-current liabilities
Long-term bank loans	33	3,473	3,173	462
Corporate bonds	35	17,981	999	145
Deferred income tax liabilities	13	108	111	16
Deferred revenue	36	3,020	3,609	525
Amounts due to related parties	44	—	3,042	442
Other obligations	37	432	190	28

		25,014	11,124	1,618

Current liabilities
Short-term bank loans	38	22,500	15,085	2,194
Commercial papers	39	8,991	—	—
Current portion of long-term bank loans	33	410	441	64
Current portion of promissory notes	34	17,960	—	—
Accounts payable and accrued liabilities	40	125,260	122,458	17,811
Taxes payable		1,121	911	132
Amounts due to ultimate holding company	44	2,176	1,214	176
Amounts due to related parties	44	8,126	8,843	1,286
Amounts due to domestic carriers		2,538	2,144	312
Dividend payable		920	920	134
Current portion of corporate bonds	35	—	16,994	2,472
Current portion of deferred revenue	36	350	78	11
Current portion of other obligations	37	2,987	2,844	414
Contract liabilities	21	—	42,650	6,203
Advances from customers		49,283	328	48

		242,622	214,910	31,257

Total liabilities		267,636	226,034	32,875

Total equity and liabilities		571,983	540,320	78,586

Net current liabilities		(165,900)	(139,001)	(20,217)

Total assets less current liabilities		329,361	325,410	47,329

Note: The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company
	Share capital	General risk reserve	Investment revaluation reserve	Statutory reserves	Other reserve	Retained profits	Total	Non-controlling interests	Total equity
Balance at January 1, 2016	179,102	—	(6,406)	28,780	(43,108)	72,848	231,216	—	231,216
Total comprehensive income for the year	—	—	(530)	—	167	625	262	5	267
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	270	270
Appropriation to statutory reserves	—	—	—	47	—	(47)	—	—	—
Appropriation to other reserve	—	33	—	—	—	(33)	—	—	—
Dividends relating to 2015(Note 32)	—	—	—	—	—	(4,071)	(4,071)	—	(4,071)

Balance at December 31, 2016	179,102	33	(6,936)	28,827	(42,941)	69,322	227,407	275	227,682

Balance at January 1, 2017	179,102	33	(6,936)	28,827	(42,941)	69,322	227,407	275	227,682
Total comprehensive income for the year	—	—	(58)	—	(172)	1,828	1,598	22	1,620
Issue of share capital	74,954	—	—	—	—	—	74,954	—	74,954
Share of associate’s other reserve	—	—	—	—	91	—	91	—	91
Appropriation to statutory reserves	—	—	—	50	—	(50)	—	—	—
Appropriation to other reserves	—	194	—	—	—	(194)	—	—	—

Balance at December 31, 2017	254,056	227	(6,994)	28,877	(43,022)	70,906	304,050	297	304,347

Impact on initial application of IFRS15	—	—	—	175	—	1,575	1,750	—	1,750
Impact on initial application of IFRS 9 (2014)	—	—	—	(85)	—	(768)	(853)	—	(853)

Balance at January 1, 2018	254,056	227	(6,994)	28,967	(43,022)	71,713	304,947	297	305,244
Total comprehensive income for the year	—	—	(381)	—	136	10,197	9,952	60	10,012
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	7	7
Appropriation to statutory reserves	—	—	—	52	—	(52)	—	—	—
Appropriation to other reserves	—	247	—	—	—	(247)	—	—	—
Dividends relating to 2017 (Note 32)	—	—	—	—	—	(1,591)	(1,591)	—	(1,591)
Capital contribution relating to share-based payment borne by China United Network Communications Limited (“A Share Company”) (Note 43)	—	—	—	—	614	—	614	—	614

Balance at December 31, 2018	254,056	474	(7,375)	29,019	(42,272)	80,020	313,922	364	314,286

Balance at December 31, 2018 (in US$ millions) (Unaudited)	36,951	69	(1,073)	4,221	(6,148)	11,638	45,658	53	45,711

Note: The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

		Year ended December 31
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$ (Unaudited)
Cash flows from operating activities
Cash generated from operations	(a)	81,168	91,519	93,882	13,655
Interest received		335	807	1,688	245
Interest paid		(4,938)	(6,293)	(2,457)	(357)
Income tax paid		(1,972)	(979)	(726)	(106)

Net cash inflow from operating activities		74,593	85,054	92,387	13,437

Cash flows from investing activities
Purchase of property, plant and equipment		(98,293)	(61,489)	(52,176)	(7,589)
Proceeds from disposal of Tower Assets and other property, plant and equipment		6,390	22,121	1,090	159
Dividend received from financial assets at fair value through other comprehensive income		357	167	203	30
Investment income received from financial assets at fair value through profit and loss		—	—	36	5
Proceeds from disposal of financial assets at fair value through profit and loss		68	60	—	—
Dividends received from associates		—	10	20	3
Decrease /(Increase) in short-term bank deposits and restricted deposits		2	(3,094)	3,094	450
Purchase of other assets		(4,092)	(4,204)	(4,590)	(668)
Acquisition of financial assets at fair value through profit and loss		(51)	(74)	(585)	(85)
Acquisition of financial assets at fair value through other comprehensive income		(18)	(8)	—	—
Acquisition of interest in associates		(48)	(5)	(67)	(10)
Acquisition of interest in joint ventures		(64)	(620)	(1,000)	(145)
Lending by Unicom Group Finance Company Limited (“Finance Company”)		—	(700)	(13,558)	(1,972)
Repayment of loan lent by Finance Company		—	500	6,354	924

Net cash outflow from investing activities		(95,749)	(47,336)	(61,179)	(8,898)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

			Year ended December 31
	Note		2016	2017	2018	2018
			RMB	RMB	RMB	US$ (Unaudited)
Cash flows from financing activities
Proceeds from share issued			—	74,954	—	—
Capital contributions from non-controlling interests			270	—	7	1
Proceeds from commercial papers			59,880	26,941	—	—
Proceeds from short-term bank loans			142,567	117,571	53,306	7,753
Proceeds from long-term bank loans			3,307	1,549	—	—
Loans from ultimate holding company			—	5,237	—	—
Loans from related parties			—	535	3,090	449
Proceeds from corporate bonds			17,965	—	—	—
Repayment of commercial papers			(44,000)	(54,000)	(9,000)	(1,309)
Repayment of short-term bank loans			(149,425)	(172,065)	(60,730)	(8,833)
Repayment of long-term bank loans			(84)	(2,686)	(435)	(63)
Repayment of related party loan			—	(60)	(475)	(69)
Repayment of ultimate holding company loan			(1,344)	(3,893)	(1,344)	(195)
Repayment of finance lease			(406)	(695)	(493)	(72)
Repayment of promissory notes			(2,500)	(19,000)	(18,000)	(2,618)
Repayment of corporate bonds			—	(2,000)	—	—
Payment of issuing expense for promissory notes			(102)	(82)	(67)	(10)
Dividends paid to equity shareholders of the Company	32		(4,071)	—	(1,591)	(231)
Net deposits /(withdrawal) with /from Finance Company			2,397	(100)	2,354	342
Increase in statutory reserve deposits placed by Finance Company	28	(i)	(1,577)	(620)	(680)	(99)

Net cash inflow/(outflow) from financing activities			22,877	(28,414)	(34,058)	(4,954)

Net increase/(decrease) in cash and cash equivalents			1,721	9,304	(2,850)	(415)
Cash and cash equivalents, beginning of year			21,755	23,633	32,836	4,776
Effect of changes in foreign exchange rate			157	(101)	74	11

Cash and cash equivalents, end of year	29		23,633	32,836	30,060	4,372

Analysis of the balances of cash and cash equivalents:
Cash balances			1	3	1	—
Bank balances			23,632	32,833	30,059	4,372

			23,633	32,836	30,060	4,372

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

(a)	The reconciliation of income before income tax to cash generated from operating activities is as follows:

	Year ended December 31
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ (Unaudited)
Income before income tax	784	2,593	13,081	1,903
Adjustments for:
Depreciation and amortization	76,805	77,492	75,777	11,021
Interest income	(1,160)	(1,647)	(1,712)	(249)
Finance costs	4,832	5,363	1,676	244
Loss on disposal of property, plant and equipment	355	3,489	4,148	603
Credit loss allowance and write-down of inventories	4,173	3,955	3,846	560
Dividend from financial assets at fair value through other comprehensive income	(357)	(206)	(203)	(30)
Investment income from financial assets at fair value through profit and loss	—	—	(36)	(5)
Share of net profit of associates	(204)	(893)	(2,477)	(360)
Share of net profit of joint ventures	(153)	(574)	(598)	(87)
Expenses for restricted shares of A Share Company granted to the Group’s employees	—	—	614	89
Other investment gain	(9)	(19)	(31)	(5)
Changes in working capital:
Increase in accounts receivable	(2,664)	(3,667)	(4,887)	(711)
Decrease in contract assets	—	—	1,150	167
Increase in contract costs	—	—	(3,001)	(436)
Decrease/(Increase) in inventories and consumables	1,354	81	(385)	(56)
Decrease / (Increase) in short-term bank deposits and restricted deposits	23	(58)	(581)	(85)
(Increase) / Decrease in other assets	(4,763)	(2,034)	1,584	230
Decrease in prepayments and other current assets	4,171	166	60	9
Increase in amounts due from ultimate holding company	—	(39)	(20)	(3)
(Increase) / Decrease in amounts due from related parties	(3,302)	112	2,339	340
(Increase) / Decrease in amounts due from domestic carriers	(1,914)	(775)	871	127
(Decrease) / Increase in accounts payable and accrued liabilities	(835)	5,752	6,591	959
(Decrease) / Increase in taxes payable	(1,176)	362	33	5
(Decrease) / Increase in advances from customers	(1,329)	2,255	45	7
Decrease in contract liabilities	—	—	(4,322)	(629)
Increase in deferred revenue	395	365	1,474	214
Increase in other obligations	69	45	68	10
Increase /(Decrease) in amounts due to ultimate holding company	73	(203)	40	6
Increase/(Decrease) in amounts due to related parties	5,311	(945)	(868)	(126)
Increase/(Decrease) in amounts due to domestic carriers	689	549	(394)	(57)

Cash generated from operations	81,168	91,519	93,882	13,655

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on February 8, 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on June 22, 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on June 21, 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by A Share Company, a joint stock company incorporated in the PRC on December 31, 2001, with its A shares listed on the Shanghai Stock Exchange on October 9, 2002.

Under a mixed ownership reform, A Share Company completed a non-public share issuance to certain strategic investors in October 2017. The gross proceeds of the non-public share issuance amounted to RMB61,725 million. Immediately upon the completion of non-public share issuance by A Share Company, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”), a substantial shareholder of A Share Company, also transferred certain shares in A Share Company to China Structural Reform Fund Corporation Limited at a cash consideration of RMB12,975 million.

On November 28, 2017, the Company issued 6,651,043,262 new shares to Unicom BVI for a cash consideration of RMB74,954 million. As a result, the shareholding of Unicom BVI in the Company increased from 40.61% to 53.52%.

The directors of the Company consider Unicom Group as the ultimate holding company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Statement of Compliance

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. These consolidated financial statements have been authorized for issue by the Company’s board of directors on April 23, 2019.

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

As of December 31, 2018, current liabilities of the Group exceeded current assets by approximately RMB139.0 billion (2017: approximately RMB165.9 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB260.9 billion of revolving banking facilities, of which approximately RMB245.6 billion was unutilized as of December 31, 2018; and

•	Other available sources of financing from domestic banks and other financial institutions in view of the Group’s good credit history.

In addition, the Group believes it has the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2018 have been prepared on a going concern basis.

(b)	Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments

The Group has early adopted IFRS 9 (2010) “Financial Instruments” (“IFRS 9 (2010)”) in 2011. In 2018, the Group has been impacted by IFRS 9 (2014), “Financial Instruments” (“IFRS 9 (2014)”) in relation to measurement of credit losses, and impacted by IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) in relation to capitalization of contract costs and presentation of contract assets and contract liabilities. Details of the changes in accounting policies are discussed in Note 2.2(c)(ii) for IFRS 9 (2014) and Note 2.2(c)(iii) for IFRS 15.

(i) Overview

Under the transition method chosen, the Group recognizes cumulative effect of the initial application of IFRS 9 (2014) and IFRS 15 as an adjustment to the opening balance of equity at January 1, 2018. Comparative information is not restated. The following table gives a summary of the opening balance adjustments recognized for each line item in the consolidated statements of financial position that has been impacted by IFRS 9 (2014) and IFRS 15:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(i) Overview (Continued)

	At December 31, 2017	Impact on initial application of IFRS 9 (2014) (Note 2.2(c)(ii))	Impact on initial application of IFRS 15 (Note 2.2(c)(iii))	At January 1, 2018
ASSETS

Deferred income tax assets	5,973	265	(584)	5,654
Contract assets	—	—	753	753
Other assets	20,721	—	(5,275)	15,446
Contract costs	—	—	6,856	6,856

Total non-current assets	495,261	265	1,750	497,276

Accounts receivable	13,964	(1,118)	—	12,846
Prepayments and other current assets	13,801	—	(2,221)	11,580
Contract assets	—	—	2,221	2,221

Total current assets	76,722	(1,118)	—	75,604

Total assets	571,983	(853)	1,750	572,880

EQUITY

Reserves	(20,912)	(85)	175	(20,822)
Retained profits
- Proposed final dividend	1,591	—	—	1,591
- Others	69,315	(768)	1,575	70,122

Total equity	304,347	(853)	1,750	305,244

CURRENT LIABILITIES

Accounts payable and accrued liabilities	125,260	—	3,671	128,931
Current portion of deferred revenue	350	—	(311)	39
Advances from customers	49,283	—	(49,000)	283
Contract liabilities	—	—	45,640	45,640

NON-CURRENT LIABILITIES

Deferred revenue	3,020	—	(782)	2,238
Contract liabilities	—	—	782	782

Total equity and liabilities	571,983	(853)	1,750	572,880

Net current liabilities	(165,900)	(1,118)	—	(167,018)

Total assets less current liabilities	329,361	(853)	1,750	330,258

Further details of these changes are set out in sub-sections (ii) and (iii) of this note.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(ii) IFRS 9 (2014), “Financial instruments”, including the amendments to IFRS 9, “Prepayment features with negative compensation”

The Group has early adopted IFRS 9 (2010) in 2011 and has applied IFRS 9 (2014) on January 1, 2018. Compared with IFRS 9 (2010), IFRS 9 (2014) includes the new expected credit losses model for impairment of financial assets, the new general hedge accounting requirements and limited amendments to the classification and measurement of financial assets.

The Group has applied IFRS 9 (2014) retrospectively to items that existed at January 1, 2018 in accordance with the transition requirements. The Group has recognized the cumulative effect of initial application as an adjustment to the opening equity at January 1, 2018. Therefore, comparative information continues to be reported under IFRS 9 (2010).

The following table summarizes the impact of transition to IFRS 9 (2014) on retained profits and reserves and the related tax impact at January 1, 2018.

Reserves and Retained profits
Recognition of additional expected credit losses on:
- financial assets measured at amortized cost	(1,118)

Related tax	265
Net decrease in retained profits and reserves at January 1, 2018	(853)

Further details of the nature and effect of the changes to previous accounting policies and the transition approach are set out below:

i.	Credit losses

IFRS 9 (2014) replaces the “incurred loss” model in IFRS 9 (2010) with an “expected credit loss” (“ECL”) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognizes ECLs earlier than under the “incurred loss” accounting model in IFRS 9 (2010).

The Group applies the new ECL model to the following items:

•

financial assets measured at amortized cost (including cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets); and

•	contract assets as defined in IFRS 15 (see Note 2.2(c)(iii)).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(ii)	IFRS 9 (2014), “Financial instruments”, including the amendments to IFRS 9, “Prepayment features with negative compensation” (continued)

i.	Credit losses (Continued)

For further details on the Group’s accounting policy for accounting for credit losses, see Note 2.15.

Opening balance adjustment

As a result of this change in accounting policy, the Group has recognized additional ECLs amounting to RMB1,118 million, which decreased statutory reserve and retained profits by RMB853 million and increased gross deferred tax assets by RMB265 million at January 1, 2018.

The following table reconciles the closing loss allowance determined in accordance with IFRS 9 (2010) as of December 31, 2017 with the opening loss allowance determined in accordance with IFRS 9 (2014) as of January 1, 2018.

Loss allowance at December 31, 2017 under IFRS 9 (2010)	6,657
Additional credit loss recognized at January 1, 2018 on:
- Accounts receivable	1,118
Loss allowance at January 1, 2018 under IFRS 9 (2014)	7,775

ii.	Transition

Changes in accounting policies resulting from the adoption of IFRS 9 (2014) have been applied retrospectively, except as described below:

•

Information relating to comparative periods has not been restated. Differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 (2014) are recognized in retained profits and reserves as of January 1, 2018. Accordingly, the information presented for 2017 continues to be reported under IFRS 9 (2010) and thus may not be comparable with the current period.

•

If, at the date of initial application, the assessment of whether there has been a significant increase in credit risk since initial recognition would have involved undue cost or effort, a lifetime ECL has been recognized for that financial instrument.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(iii) IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes a comprehensive framework for recognizing revenue and some costs from contracts with customers. IFRS 15 replaces IAS 18, “Revenue”, which covered revenue arising from sale of goods and rendering of services, and IAS 11, “Construction contracts”, which specified the accounting for construction contracts.

IFRS 15 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group has elected to use the cumulative effect transition method and has recognized the cumulative effect of initial application as an adjustment to the opening balance of equity at January 1, 2018. Therefore, comparative information has not been restated and continues to be reported under IAS 11 and IAS 18. As allowed by IFRS 15, the Group has applied the new requirements only to contracts that were not completed before January 1, 2018.

The Group’s previous revenue recognition accounting policies of bundled sales transactions were generally consistent with the requirements of IFRS 15 in material respects.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(iii)	IFRS 15, “Revenue from Contracts with Customers” (continued)

Further details of the nature and effect of the changes on previous accounting policies are set out below:

i.	Sales commission

The Group previously recognized sales commissions payable as other operating expenses when they were incurred. Under IFRS 15, the Group is required to capitalize these sales commissions as costs of obtaining contracts when they are incremental and are expected to be recovered, unless the expected amortization period is one year or less from the date of initial recognition of the asset, in which case the sales commissions can be expensed when incurred. Capitalized commissions are charged to profit or loss when the revenue from the related contract is recognized and are included as other operating expenses at that time.

The following table summarizes the impact of transition to IFRS 15 on retained profits and reserves and the related tax impact at January 1, 2018:

Reserves and Retained profits
Capitalization of sales commissions	2,334
Related tax	(584)
Net increase in retained profits and reserves at January 1, 2018	1,750

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(iii)	IFRS 15, “Revenue from Contracts with Customers” (continued)

ii.	Presentation of contract assets, contract cost and contract liabilities

Under IFRS 15, a receivable is recognized only if the Group has an unconditional right to consideration. If the Group recognizes the related revenue before being unconditionally entitled to the consideration for the promised goods and services in the contract, then the entitlement to consideration is classified as a contract asset. Similarly, a contract liability, rather than a payable, is recognized when a customer pays consideration, or is contractually required to pay consideration and the amount is already due, before the Group recognizes the related revenue. For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

Previously, contract balances relating to contracts in progress were presented in the consolidated statements of financial position under “Prepayments and other current assets”, “Other assets”, “Advances from customers” and “Deferred revenue”.

To reflect these changes in presentation, the Group has made the following adjustments at January 1, 2018, as a result of the adoption of IFRS 15:

a.

“Receivables for the sales of mobile handsets, net of allowance” which were previously included in “Prepayments and other current assets” and “Other assets”, amounting to RMB2,221 million and RMB753 million, respectively, are now included under contract assets.

b.

“Direct incremental costs for activating broadband and Internet Protocol Television (“IPTV”) subscribers” which were previously included in “Other assets”, amounting to RMB4,522 million, are now included under contract costs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(iii)	IFRS 15, “Revenue from Contracts with Customers” (continued)

ii.	Presentation of contract assets, contract cost and contract liabilities (Continued)

c.

(1) “Advances received from customers for prepaid cards, other calling cards and prepaid service fees” amounting to RMB45,329 million, which were previously included in “Advances from customers”; (2) “allocated portion of fair value for the subscriber points reward” which were previously included in “Deferred revenue” and “Current portion of deferred revenue”, amounting to RMB525 million and RMB207 million, respectively; (3) “installation fees of fixed-line service” which were previously included in “Deferred revenue” and “Current portion of deferred revenue”, amounting to RMB207 million and RMB104 million, respectively; and (4) “Advances received from customers for transmission lines usage and associated services” amounting to RMB50 million, which were previously included in “Deferred revenue”, are now included under contract liabilities. “Value-added tax (“VAT”) received from customer in advance” amounting to RMB3,671 million, which were previously included in “Advances from customers” are now included in accounts payables and accrued liabilities.

iii.	Disclosure of the estimated impact on the amounts reported in respect of the year ended December 31, 2018 as a result of the adoption of IFRS 15 on January 1, 2018.

The following tables summarize the estimated impact of adoption of IFRS 15 on the Group’s consolidated financial statements for the year ended December 31, 2018, by comparing the amounts reported under IFRS 15 in these consolidated financial statements with estimates of the hypothetical amounts that would have been recognized under IAS 18 and IAS 11 if those superseded standards had continued to apply to 2018 instead of IFRS 15. These tables show only those line items impacted by the adoption of IFRS 15:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(iii)	IFRS 15, “Revenue from Contracts with Customers” (continued)

	Amounts reported in accordance with IFRS 15	Hypothetical amounts under IASs 18 and 11	Difference: Estimated impact of adoption of IFRS 15 on 2018
Line items in the consolidated statements of income for the year ended December 31, 2018 impacted by the adoption of IFRS 15:

Other operating expenses	62,561	62,074	487

Income before taxation	13,081	13,568	(487)
Income tax expenses	(2,824)	(2,946)	122

Net Income for the year	10,257	10,622	(365)
Net Income attributable to equity shareholders of the Company	10,197	10,562	(365)

Earnings per share for income attributable to equity shareholders of the Company during the year:
Basic earnings per share (RMB)	0.33	0.34	(0.01)
Diluted earnings per share (RMB)	0.33	0.34	(0.01)

Line items in the consolidated statements of comprehensive income for the year ended December 31, 2018 impacted by the adoption of IFRS 15:

Total comprehensive income for the year	10,012	10,377	(365)
Total comprehensive income attributable to:
Equity shareholders of the Company	9,952	10,317	(365)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(iii)	IFRS 15, “Revenue from Contracts with Customers” (continued)

	Amounts reported in accordance with IFRS 15	Hypothetical amounts under IASs 18 and 11	Difference: Estimated impact of adoption of IFRS 15 on 2018
Line items in the consolidated statements of financial position as of December 31, 2018 impacted by the adoption of IFRS 15:
ASSETS

Deferred income tax assets	3,401	3,630	(229)
Contract assets	570	—	570
Other assets	14,645	19,000	(4,355)
Contract costs	5,632	—	5,632

Total non-current assets	464,411	462,793	1,618

Prepayments and other current assets	11,106	12,360	(1,254)
Contract assets	1,254	—	1,254

Total current assets	75,909	75,909	—
Total assets	540,320	538,702	1,618

EQUITY

Reserves	(20,154)	(20,293)	139
Retained profits
- Others	75,920	74,674	1,246
Total equity	314,286	312,901	1,385

LIABILITIES

Accounts payable and accrued liabilities	122,458	119,060	3,398
Taxes payable	911	678	233
Current portion of deferred revenue	78	1,161	(1,083)
Advances from customers	328	45,293	(44,965)
Contract liabilities	42,650	—	42,650
Total current liabilities	214,910	214,677	233

Total equity and liabilities	540,320	538,702	1,618
Net current liabilities	(139,001)	(138,768)	(233)
Total assets less current liabilities	325,410	324,025	1,385

Line items in the reconciliation of income before taxation to cash generated from operations for the year ended December 31, 2018 impacted by the adoption of IFRS 15:

Income before taxation	13,081	13,568	(487)
Increase in contract costs	(3,001)	—	(3,001)
Decrease/(Increase) in other assets	1,584	(1,721)	3,305
Decrease in contract assets	1,150	—	1,150
Decrease in prepayments and other current assets	60	1,027	(967)
Increase in accounts payable and accrued liabilities	6,591	6,268	323
Decrease in contract liabilities	(4,322)	—	(4,322)
Increase in deferred revenue	1,474	1,464	10
Increase/(Decrease) in advances from customers	45	(3,944)	3,989

The differences arise as a result of the changes in accounting policies described above.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(iv)	IFRIC 22, “Foreign currency transactions and advance consideration” (“IFRIC 22”)

This interpretation provides guidance on determining “the date of the transaction” for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) arising from a transaction in which an entity receives or pays advance consideration in a foreign currency.

The interpretation clarifies that “the date of the transaction” is the date on initial recognition of the non-monetary asset or liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance of recognizing the related item, the date of the transaction for each payment or receipt should be determined in this way. The adoption of IFRIC 22 does not have any material impact on the financial position and the financial result of the Group.

(v)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2018

The IASB has issued a number of new IFRSs and amendments to IFRSs and IAS which are not yet effective for the year ended December 31, 2018 and which have not been adopted in these financial statements. Of these, the following developments are relevant to the Group’s financial statements:

Effective for accounting periods beginning on or after
IFRS 16, “Leases”	January 1, 2019
IFRIC 23, “Uncertainty over income tax treatments”	January 1, 2019
Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IAS 28, “Long-term interest in associates and joint ventures”	January 1, 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(v)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2018 (continued)

The Group is assessing the impact of such new standards, amendments to standards and interpretations, and will adopt the relevant standards, amendments to standards and interpretations in the subsequent period as required. In particular, the Group provides the following information in respect of IFRS 16, “Leases” which may has a significant impact on the Group’s consolidated financial statements. While the assessment has been substantially completed for IFRS 16, the actual impact upon the initial adoption of this standard may differ as the assessment completed to date is based on the information currently available to the Group, and further impacts may be identified before the standard is initially applied in the Group’s interim financial report for the six months ending June 30, 2019. The Group may also change its accounting policy elections, including the transition options, until the standard is initially applied in that financial report.

IFRS 16, “Leases” (“IFRS 16”)

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

IFRS 16 will primarily affect the Group’s accounting as a lessee of leases for properties, plant and equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities and to impact on the timing of the expense recognition in the statements of income over the period of the lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. As allowed by IFRS 16, the Group plans to use the practical expedient to grandfather the previous assessment of which existing arrangements are, or contain, leases. The Group will therefore apply the new definition of a lease in IFRS 16 only to contracts that are entered into on or after the date of initial application. In addition, the Group plans to elect the practical expedient for not applying the new accounting model to short-term leases and leases of low-value assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments (Continued)

(v)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2018 (continued)

IFRS 16, “Leases” (“IFRS 16”) (continued)

The Group plans to elect to use the modified retrospective approach for the adoption of IFRS 16 and will recognize the cumulative effect of initial application as an adjustment to the opening balance of equity at January 1, 2019 and will not restate the comparative information. Based on the information currently available, upon the initial adoption of IFRS 16, the Group will recognize lease liabilities and the corresponding right-of-use assets of approximately RMB32 billion to RMB36 billion, with a corresponding after-tax decrease to the opening balance of retained profits and reserves amounted to approximately RMB0.5 billion to RMB1.0 billion as of January 1, 2019.

Other than the recognition of lease liabilities and right-of-use assets, the Group expects that the transition adjustments to be made upon the initial adoption of IFRS 16 will not be material. However, the expected changes in accounting policies as described above could have a material impact on the Group’s financial statement from 2019 onwards.

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

The Group adopted the purchase method of accounting to account for business combination of entities and businesses under common control before 2005. Under the purchase method of accounting in force at the date of the acquisition, the cost of an acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired was recorded as goodwill. If the cost of acquisition was less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference was recognized directly in the statements of income.

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

Non-controlling interests are presented in the consolidated statements of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of income and the consolidated statements of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statements of financial position in accordance with Note 2.21 depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2.13) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (see Note 2.4).

In the Company’s statements of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2.14), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale).

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

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment. The Group’s share of the post-acquisition post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statements of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized as other comprehensive income in the consolidated statements of comprehensive income.

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

For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB6.8755 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2018. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2018 or at any other date. The US$ convenience translation is not required under IFRS and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the statements of financial position date;

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

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognized in the statements of income as part of the gain or loss on disposal.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statements of income during the financial period in which they are incurred.

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

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.14).

(d)	Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognized in the statements of income.

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

2.10	Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfill a contract with a customer which are not capitalized as inventory (see Note 2.16), property, plant and equipment (see Note 2.7) or intangible assets.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained e.g. an incremental sales commission. Incremental costs of obtaining a contract are capitalized when incurred if the costs are expected to be recovered, unless the expected amortization period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

Costs to fulfill a contract are capitalized if the costs relate directly to an existing contract or to a specifically identifiable anticipated contract; generate or enhance resources that will be used to provide goods or services in the future; and are expected to be recovered. Costs that relate directly to an existing contract or to a specifically identifiable anticipated contract may include direct labor, direct materials, allocations of costs, costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract. Other costs of fulfilling a contract, which are not capitalized as inventory, property, plant and equipment or intangible assets, are expensed as incurred.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10	Contract costs (Continued)

Capitalized contract costs are stated at cost less accumulated amortization and impairment losses. Impairment losses are recognized to the extent that the carrying amount of the contract cost asset exceeds the net of (i) remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognized as expenses.

Amortization of capitalized contract costs is charged to profit or loss when the revenue to which the asset relates is recognized. The accounting policy for revenue recognition is set out in Note 2.26.

2.11	Contract assets and contract liabilities

A contract asset is recognized when the Group recognizes revenue (see Note 2.26) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for ECL in accordance with the policy set out in Note 2.2(c)(ii) and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2.17).

A contract liability is recognized when the customer pays consideration before the Group recognizes the related revenue (see Note 2.26). A contract liability would also be recognized if the Group has an unconditional right to receive consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see Note 2.17).

The Group provides subscriber points reward program, the transaction price of providing telecommunications services and the subscriber points reward is allocated based on their standalone price. The allocated portion of transaction price for the subscriber points reward is recorded as contract liability when the rewards are granted and recognized as revenue when the points are redeemed or expired;

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2.26).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.12	Other Assets

Other assets mainly represent (i) computer software; (ii) prepaid rental for premises, transmission lines and electricity cables.

(i)

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives on a straight-line basis.

(ii)	Long-term prepaid rental and usage fees for premises, transmission lines and electricity cables are amortized using a straight-line method over service period.

2.13	Financial Assets

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

Cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets are also classified under this category.

Financial assets under this category are carried at amortized cost using effective interest method less provision for impairment. Gains and losses arising from disposal, being the differences between the net sales proceeds and the carrying values, are recognized in the statements of income. Interest income is recognized in the statements of income using the effective interest method and disclosed as interest income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.13	Financial Assets (Continued)

Financial assets measured at fair value

Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortized cost.

Financial assets under this category are equity investments carried at fair value. Gains and losses arising from changes in fair value are included in the statements of income or the statements of comprehensive income in cases where an irrevocable election is made by the Group to recognize changes in fair value of an equity investment measured at fair value through the statements of income or the statements of comprehensive income, in the period in which they arise. Upon disposal of the investments, the differences between the net sale proceeds and the carrying values are included in the statements of income or the statements of comprehensive income. Dividend income is recognized when the right to receive a dividend is established and is disclosed separately as dividend income.

Purchases and sales of financial assets are recognized on the trade date. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or the Group has transferred substantially all the risks and rewards of ownership of the assets.

2.14	Impairment of Non-Financial Assets

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

2.15	Credit losses from financial instruments and contract assets

a)	Policy applicable from January 1, 2018

The Group recognizes a loss allowance for ECLs on the following items:

•

financial assets measured at amortized cost (including cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets); and

•	contract assets as defined in IFRS 15 (see Note 2.2(c)(iii)).

Financial assets measured at fair value, including financial assets at fair value through profit and loss and financial assets at fair value through other comprehensive income, are not subject to the ECL assessment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.15	Credit losses from financial instruments and contract assets (continued)

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

•	twelve month ECLs: these are losses that are expected to result from possible default events within the twelve months after the reporting date; and

•	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for accounts receivable and contract assets are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognizes a loss allowance equal to twelve months ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.15	Credit losses from financial instruments and contract assets (continued)

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.15	Credit losses from financial instruments and contract assets (continued)

Credit-impaired financial assets

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable events:

•	significant financial difficulties of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the borrower will enter into bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

•	the disappearance of an active market for a security because of financial difficulties of the issuer.

Write-off policy

The gross carrying amount of a financial asset or contract asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

b)	Policy applicable prior to January 1, 2018

Prior to January 1, 2018, the Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.16	Inventories and Consumables

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

Consumables consist of materials and supplies used in maintaining the Group’s telecommunications networks and are charged to the statements of income when brought into use. Consumables are stated at cost less any provision for obsolescence.

2.17	Accounts Receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset (see Note 2.11).

Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (see Note 2.15).

2.18	Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than three months to one year.

2.19	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.20	Government Grants

Government grants are recognized in the statements of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same period in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognized as deferred income consequently are effectively recognized in profit or loss over the useful life of the asset as other income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.21	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statements of income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the statements of financial position date.

2.22	Share Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to equity shareholders of the Company and no gain or loss shall be recognized in the statements of income.

2.23	Employee Benefits

(a)	Retirement benefits

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.23	Employee Benefits (Continued)

(c)	Housing benefits

One-off cash housing subsidies paid to PRC employees are charged to the statements of income in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

The Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

(d)	Supplementary benefits

In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured with sufficient regularity and the movement of the remeasurement is recognized in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As of December 31, 2018, the amount of the liability was RMB73 million (2017: RMB68 million).

(e)	Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the grant date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each statement of financial position date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognizes the impact of the revision of original estimates, if any, in the statements of income of the period in which the revision occurs, with a corresponding adjustment to equity.

The equity amount is recognized in the employee share-based compensation reserve until either the option is exercised (when it is included in the amount recognized in share capital for the shares issued) or the option expires (when it is released directly to retained profits).

(f)	Restricted A-Share Incentive Scheme

Restricted shares granted by A-Share Company to the employees of the Group is treated as a capital contribution. The fair value of the core employee services received in exchange for the grant of the restricted shares is recognized as an expense over the vesting period, with a corresponding credit to equity. The total amount to be expensed is determined by reference to the fair value of the granted shares measured as of the grant date less the subscription price.

At the end of each reporting period, the Group revises its estimates of the number of restricted shares that are expected to be vested. The impact of the revision of the original estimates, if any, is recognized in profit or loss, with a corresponding adjustment to equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.24	Accounts Payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.25	Provisions

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

2.26	Revenue Recognition

Income is classified by the Group as revenue when it arises from the provision of services and the sale of goods in the ordinary course of the Group’s business.

Revenue is recognized when control over a product or service is transferred to the customer, or the lessee has the right to use the asset, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

Where the contract contains a financing component which provides a significant financing benefit to the customer for more than twelve months, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction with the customer, and interest income is accrued separately under the effective interest method. Where the contract contains a financing component which provides a significant financing benefit to the Group, revenue recognized under that contract includes the interest expense accreted on the contract liability under the effective interest method. The Group takes advantage of the practical expedient in IFRS 15 and does not adjust the consideration for any effects of a significant financing component if the period of financing is twelve months or less.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.26	Revenue Recognition (continued)

Further details of the Group’s revenue and other income recognition policies are as follows:

•	Voice usage and monthly fees are recognized when the services are rendered;

•	Revenue from the provision of broadband and mobile data services are recognized when the services are provided to customers;

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

•

Interconnection fees, which represent revenue received or receivable from other domestic and foreign telecommunications operators for the use of the Group’s telecommunications network, are recognized when services are rendered;

•

Revenue from transmission lines usage and associated services, which mainly represent income from offering lines and customer-end equipment to customers for usage and related services, are recognized upon fulfillment of services obligation over the respective usage and service period;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, and telecommunications equipment, are recognized when title have been passed to the buyers;

•

The Group offers preferential packages to the customers which include the bundle sale of mobile handset and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their standalone selling prices. Revenue relating to the sale of the handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of the telecommunications service. The cost of the mobile handset is expensed immediately to the statements of income upon revenue recognition.

In general revenue from rendering of telecommunication services are recognized over-time upon fulfillment of services obligation, whereas revenue from sales of handsets and other telecommunications equipment, in case they are treated as separate performance obligations, are recognized at a point in time.

2.27	Interest income

Interest income from deposits in banks or other financial institutions is recognized on a time proportion basis, using the effective interest method. For financial assets measured at amortized cost that are not credit-impaired, the effective interest rate is applied to the gross carrying amount of the asset. For credit impaired financial assets, the effective interest rate is applied to the amortized cost of the asset.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.28	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.29	Leases (as the lessee)

(a)	Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor), including long-term prepayment for land use rights, are expensed in the statements of income on a straight-line basis over the period of the lease.

(b)	Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognized in the statements of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

(c)	Sale and leaseback

Under certain circumstances, the Group may enter into sale and leaseback arrangements whereby it sells certain assets and leases back a portion of those assets. The Group reviews the substance of each of these transactions to determine whether the leaseback is a finance lease or an operating lease. Where it is determined that the leaseback is an operating lease and (i) the Group does not maintain or maintains only minor continuing involvement in these assets, other than the required lease payments and (ii) these transactions are established at fair value, the gain or loss on sale is recognized in the statements of income immediately subject to any elimination of such gain or loss in accordance with Note 2.4 above. Any gain or loss on a sale and finance leaseback transaction is deferred and amortized over the term of the lease.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.30	Borrowing Costs

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.31	Taxation

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the statements of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.32	Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.33	Contingent Liabilities and Contingent Assets

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

2.34	Earnings per Share

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.35	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (a); or

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

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

Financial risk management is carried out by the Group’s fund management center at its headquarters, following the overall direction determined by the Executive Directors of the Company. The Group’s fund management center at its headquarters identifies and evaluates financial risks in close co-operation with the Group’s operating units.

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

The Group’s fund management center at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2016, 2017 and 2018, the Group had not entered into any forward exchange contracts or currency swap contracts.

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the People’s Bank of China (“PBOC”) as of December 31, 2017 and 2018.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

	2017			2018
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:
- denominated in HK dollars	508	0.84	425	66	0.88	58
- denominated in US dollars	150	6.53	980	114	6.86	783
- denominated in Euro	12	7.80	95	16	7.85	123
- denominated in Japanese Yen	17	0.06	1	17	0.06	1
- denominated in SGD	—	4.88	1	—	5.01	—
- denominated in GBP	1	8.78	10	—	8.68	1
- denominated in CHF	—	6.68	—	—	6.95	1

Sub-total			1,512			967

Accounts receivable:
- denominated in HK dollars	—	0.84	—	1	0.88	1
- denominated in US dollars	229	6.53	1,496	233	6.86	1,599
- denominated in Euro	2	7.80	16	1	7.85	8

Sub-total			1,512			1,608

Financial assets at fair value through other comprehensive income:
- denominated in Euro	522	7.80	4,070	471	7.85	3,698

Total			7,094			6,273

Borrowings:
- denominated in US dollars	43	6.53	278	37	6.86	252
- denominated in Euro	9	7.80	72	8	7.85	62
- denominated in HK dollars	520	0.84	435	2	0.88	2

Sub-total			785			316

Accounts payable:
- denominated in US dollars	58	6.53	379	73	6.86	501
- denominated in Euro	2	7.80	16	1	7.85	8

Sub-total			395			509

Total			1,180			825

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China.

As of December 31, 2018, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars, Euro, Japanese Yen, SGD, CHF and GBP, while all other variables are held constant, the effect on income after tax would be approximately RMB131 million (2016: approximately RMB216 million; 2017: approximately RMB138 million) for cash and cash equivalents, borrowings and obligations under finance lease included in other obligations denominated in foreign currencies, and the effect on other comprehensive income would be approximately RMB370 million (2016: approximately RMB414 million ; 2017: approximately RMB407 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated statements of financial position as financial assets at fair value through other comprehensive income.

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As of December 31, 2018, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income would be approximately RMB370 million (2016: approximately RMB414 million; 2017: approximately RMB407 million).

(iii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, corporate bonds and related parties loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During the years of 2017 and 2018, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in the years of 2017 and 2018.

As of December 31, 2018, the Group had approximately RMB19,784 million (2017: approximately RMB35,607 million) of floating rate borrowings and short-term fixed rate borrowings and approximately RMB24,889 million (2017: approximately RMB40,516 million) of long-term fixed rate borrowings.

For the year ended December 31, 2018, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had increased/decreased 50 basic points while all other variables are held constant, the effect on income after tax is approximately RMB74 million (2016: approximately RMB433 million; 2017: approximately RMB134 million).

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to major corporate customers, individual subscribers and general corporate customers, related parties and other operators.

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

In addition, the Group has no significant concentrations of credit risk with respect to individual subscribers and corporate customers. The Group has policies to limit the credit exposure on receivables for services and the sales of mobile handsets. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers and general corporate customers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. The utilization of credit limits and the settlement pattern of the customers are regularly monitored by the Group. In respect of other receivables, individual credit evaluations are performed on all counterparties requiring credit over a certain amount. These evaluations focus on the counterparties’ past history of making payments when due and current ability to pay, and take into account information specific to the counterparties as well as the economic environment in which the counterparties operates.

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(c)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including the raising of bank loans and issuance of commercial papers, promissory notes and corporate bonds. Due to the dynamic nature of the underlying business, the Group’s fund management center at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilizing different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time from the end of the period under review to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Carrying amounts
At December 31, 2017
Long-term bank loans	412	444	1,329	2,567	3,883
Corporate bonds	544	17,282	1,049	—	17,981
Promissory notes	18,440	—	—	—	17,960
Other obligations	3,006	293	48	47	3,419
Accounts payable and accrued liabilities	125,260	—	—	—	125,260
Amounts due to related parties	8,138	—	—	—	8,126
Amounts due to ultimate holding company	2,184	—	—	—	2,176
Amounts due to domestic carriers	2,538	—	—	—	2,538
Commercial papers	9,127	—	—	—	8,991
Short-term bank loans	22,945	—	—	—	22,500

	192,594	18,019	2,426	2,614	212,834

At December 31, 2018
Long-term bank loans	452	439	1,334	2,150	3,614
Corporate bonds	17,282	34	1,015	—	17,993
Other obligations	2,853	32	48	49	3,034
Accounts payable and accrued liabilities	122,458	—	—	—	122,458
Amounts due to related parties	8,977	132	3,436	—	11,885
Amounts due to ultimate holding company	1,214	—	—	—	1,214
Amounts due to domestic carriers	2,144	—	—	—	2,144
Short-term bank loans	15,449	—	—	—	15,085

	170,829	637	5,833	2,199	177,427

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(a) for details.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.2	Capital risk management

The Group’s objectives when managing capital are:

•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.

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

The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest-bearing debts over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, corporate bonds, obligations under finance lease, and certain amounts due to ultimate holding company and related parties, as shown in the consolidated statements of financial position. The interest-bearing debts do not include balance of deposits received by Finance Company from Unicom Group and its subsidiaries and a joint venture of RMB4,621 million and RMB30 million, respectively, as of December 31, 2018 (2017: RMB2,285 million and RMB12 million, respectively ).

The Group’s debt-to-capitalization ratios are as follows:

	2017	2018
Interest-bearing debts:
- Commercial papers	8,991	—
- Short-term bank loans	22,500	15,085
- Long-term bank loans	3,473	3,173
- Corporate bonds	17,981	999
- Obligations under finance lease included in other obligations	231	6
- Amounts due to ultimate holding company	1,344	—
- Amounts due to related parties	475	3,090
- Current portion of long-term bank loans	410	441
- Current portion of promissory notes	17,960	—
- Current portion of corporate bonds	—	16,994
- Current portion of obligations under finance lease	461	234

	73,826	40,022

Total equity:	304,347	314,286

Interest-bearing debts plus total equity	378,173	354,308

Debt-to-capitalization ratio	19.5%	11.3%

The decrease in debt-to-capitalization ratio during the year of 2018 resulted primarily from the decrease in interest-bearing debts and the increase in total equity.

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

(a)	Financial assets and liabilities measured at fair value

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuation: observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available

•	Level 3 valuation: fair value measured using significant unobservable inputs

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(a)	Financial assets and liabilities measured at fair value (Continued)

The following table presents the Group’s assets that are measured at fair value at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities
-Listed	4,228	—	—	4,228
-Unlisted	—	—	58	58

	4,228	—	58	4,286

Financial assets at fair value through profit and loss
- Equity securities
-Unlisted	—	—	63	63
-Wealth management products	—	97	—	97

Total	4,228	97	121	4,446

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(a)	Financial assets and liabilities measured at fair value (continued)

The following table presents the Group’s assets that are measured at fair value at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities
-Listed	3,845	—	—	3,845
-Unlisted	—	—	58	58

	3,845	—	58	3,903

Financial assets at fair value through profit and loss
- Equity securities
-Unlisted	—	—	200	200
-Wealth management products	—	570	—	570

Total	3,845	570	258	4,673

The fair value of financial instruments traded in active markets is based on quoted market prices at the statements of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

During the years ended December 31, 2017 and 2018, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as of the end of the reporting period in which they occur.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(b)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as of December 31, 2017 and 2018. Their carrying amounts, fair values and the level of fair values hierarchy are disclosed below:

	Carrying amount as of December 31, 2017	Fair value as of December 31, 2017	Carrying amount as of December 31, 2018	Fair value as of December 31, 2018	Fair value measurement as of December 31, 2018 categorized into
					Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	3,473	3,187	3,173	3,098	—	3,098	—
Non-current portion of corporate bonds	17,981	17,712	999	1,014	1,014	—	—

The fair value of the non-current portion of long-term bank loans is based on the expected cash flows of principal and interests payment discounted at market rates ranging from 0.79% to 4.48% (2017: 1.18% to 5.51%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortized cost approximated their fair values as of December 31, 2017 and 2018 due to the nature or short maturity of those instruments.

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

The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.14. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group’s results would be significantly affected. Such impairment losses are recognized in the statements of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2016, 2017 and 2018.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

4.3	Allowance for expected credit losses

Management estimates expected credit loss allowance on account receivables and contract assets using a provision matrix based on the Group’s historical credit loss experience, and adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. The Group monitored and reviewed the assumptions relating to expected credit loss regularly. For the Group’s detailed assessment of credit risk, please refer to Note 3.1(b).

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

For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to deductible tax losses, unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, and credit loss allowance. Due to the effects of these temporary differences on income tax, the Group has recorded net deferred tax assets amounting to approximately RMB3,401 million as of December 31, 2018 (2017: approximately RMB5,973 million) (see Note 13). Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

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

Revenue from telecommunications services are subject to VAT and VAT rates applicable to various telecommunications services. The Ministry of Finance and the State Administration of Taxation (“SAT”) of the PRC jointly issued a notice dated April 4, 2018 which stipulates downward adjustments of VAT rate for basic telecommunications services from 11% to 10% and VAT rate for sales of telecommunications products from 17% to 16% from May 1, 2018. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

Disaggregation of revenue from customers by major services and products:

	2016 (Note)	2017 (Note)	2018
Voice usage and monthly fees	47,500	39,154	32,486
Broadband and mobile data services	118,209	137,133	148,431
Data and internet application services	17,782	20,074	26,489
Other value-added services	24,187	22,793	24,606
Interconnection fees	14,748	14,233	13,708
Transmission lines usage and associated services	11,618	12,519	14,178
Other services	3,989	3,109	3,785

Total service revenue	238,033	249,015	263,683
Sales of telecommunications products	36,164	25,814	27,194

Total	274,197	274,829	290,877

Include:
Revenue from contracts with customers within the scope of IFRS 15			289,810
Revenue from other sources			1,067

Note: The Group has initially applied IFRS 15 using the cumulative effect method. Under this method, the comparative information is not restated and was prepared in accordance with IAS 18, and IAS 11 (see Note 2.2(c)(iii)).

The Group’s revenue is primarily generated from the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sale of telecommunication products. The Group bills the majority of its customers based on a fixed rate and service volume each month, and then has a right to consideration from the customers. Transaction prices that were allocated to unsatisfied performance obligations as of the end of the reporting period are expected to be recognized within one to five years when services are rendered. The Group has applied the practical expedient in paragraph 121 of IFRS 15 and therefore the information about remaining performance obligations is not disclosed for contracts that have an original expected duration of one year or less and also for those performance obligations which are regarded as satisfied as invoiced.

7.	NETWORK, OPERATION AND SUPPORT EXPENSES

	Note	2016	2017	2018
Repairs and maintenance		11,150	10,531	11,102
Power and water charges		13,898	14,853	14,481
Operating lease and other services charges for network, premises, equipment and facilities		9,779	10,724	11,445
Operating lease and other service charges from China Tower Corporation Limited (“Tower Company”)	44.2	14,887	16,524	15,982
Others		1,453	1,875	2,067

		51,167	54,507	55,077

8.	EMPLOYEE BENEFIT EXPENSES

	Note	2016	2017	2018
Salaries and wages		27,178	32,155	35,498
Contributions to defined contribution pension schemes		5,236	5,550	6,823
Contributions to medical insurance		1,889	2,010	2,241
Contributions to housing fund		2,569	2,722	2,944
Other housing benefits		35	34	23
Share-based compensation	43	—	—	614

		36,907	42,471	48,143

9.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2016	2017	2018
Handsets and other telecommunication products	38,888	26,406	27,403
Others	413	237	201

	39,301	26,643	27,604

10.	OTHER OPERATING EXPENSES

	Note	2016	2017	2018
Credit loss allowance and write-down of inventories		4,173	3,955	3,846
Commission and other service expenses		23,826	22,658	23,151
Advertising and promotion expenses		2,325	2,463	2,882
Internet access terminal maintenance expenses		3,857	3,547	3,358
Customer retention costs		3,775	3,987	4,085
Auditors’ remuneration		69	74	78
Property management fee		2,150	2,169	2,192
Office and administrative expenses		1,972	1,919	1,763
Transportation expense		1,676	1,642	1,565
Miscellaneous taxes and fees		1,375	1,251	1,387
Service technical support expenses		4,641	4,355	8,035
Repairs and maintenance expenses		852	824	770
Loss on disposal of property, plant and equipment	15	355	3,489	4,148
Others		3,539	4,833	5,301

		54,585	57,166	62,561

11.	FINANCE COSTS

	Note	2016	2017	2018
Finance costs:
- Interest on bank loans repayable within 5 years		2,730	3,378	908
- Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		2,885	2,403	1,113
- Interest on related party loans repayable within 5 years		—	73	33
- Interest on bank loans repayable over 5 years		62	53	47
- Less: Amounts capitalized in CIP	15	(769)	(670)	(534)

Total interest expense		4,908	5,237	1,567
- Net exchange (gain)/loss		(260)	231	(80)
- Others		369	266	138

		5,017	5,734	1,625

12.	OTHER INCOME – NET

	2016	2017	2018
Dividend income from financial assets at fair value through other comprehensive income	357	206	203
Others	1,234	1,074	580

	1,591	1,280	783

13.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2016: 16.5%; 2017: 16.5%) on the estimated assessable income for the year. Taxation on income outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2016: 25%; 2017: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2016: 15%; 2017: 15%).

	2016	2017	2018
Provision for income tax on the estimated taxable income for the year
- Hong Kong	13	44	88
- Mainland China and other countries	1,722	654	459
(Over)/Under-provision in respect of prior years	(41)	39	18

	1,694	737	565
Deferred taxation	(1,540)	6	2,259

Income tax expenses	154	743	2,824

Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

	Note		2016	2017	2018
Income before taxation			784	2,593	13,081

Expected income tax expense at PRC statutory tax rate of 25%			196	648	3,270
Impact of different tax rates outside Mainland China			(14)	(55)	(47)
Tax effect of preferential tax rate	(i	)	(68)	(82)	(91)
Tax effect of non-deductible expenses			191	300	421
Tax effect of non-taxable income from share of net profit of joint ventures			(38)	(143)	(150)
Tax effect of non-taxable income from share of net loss/(profit) of associates	(ii	)	39	(133)	(369)
(Over)/Under-provision in respect of prior years			(41)	39	18
Tax effect of unused tax losses not recognized, net of utilization	(iii	)	(45)	49	(162)
Others			(66)	120	(66)

Actual tax expense			154	743	2,824

13.	TAXATION (CONTINUED)

(i)

According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15%. Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15%.

(ii)

Adjustment to investment in associates represents the tax effect on share of net loss/(profit) of associates, including dilution gain, net of reversal of deferred tax assets on release of unrealized profit from transactions with Tower Company.

(iii)

As of December 31, 2018, the Group did not recognize deferred tax assets in respect of tax losses of approximately RMB1,313 million (2017: approximately RMB1,923 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilized. The tax losses can be carried forward for five years from the year incurred and hence will be expired by the year of 2023.

As of December 31, 2018, the Group did not recognize deferred tax assets of RMB1,942 million (2017: RMB1,849 million) in respect of changes in fair value on financial assets through other comprehensive income, since it is not probable that the related tax benefit will be realized.

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	2017	2018
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	8,011	7,931
- Deferred tax asset to be recovered within 12 months	2,598	2,011

	10,609	9,942

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(4,079)	(5,770)
- Deferred tax liabilities to be settled within 12 months	(557)	(771)

	(4,636)	(6,541)

Net deferred tax assets after offsetting	5,973	3,401

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(108)	(111)
- Deferred tax liabilities to be settled within 12 months	—	—

	(108)	(111)

Net deferred tax liabilities after offsetting	(108)	(111)

13.	TAXATION (CONTINUED)

The movement of the net deferred tax assets/(liabilities) is as follows:

	Note		2016	2017	2018
Net deferred tax assets after offsetting:
- Balance at December 31, 2015, 2016 and 2017			5,642	5,986	5,973
- Impact on initial application of IFRS 15			—	—	(584)
- Impact on initial application of IFRS 9 (2014)			—	—	265

- Balance at January 1, 2016, 2017 and 2018			5,642	5,986	5,654
- Deferred tax credited/ (charged) to the statements of income			1,635	(11)	(2,256)
- Deferred tax credited/ (charged) to other comprehensive income			13	(2)	3
- Reclassified from current taxes payable	(i	)	(1,304)	—	—

- End of year			5,986	5,973	3,401

Net deferred tax liabilities after offsetting:
- Beginning of year			(18)	(113)	(108)
- Deferred tax (charged)/ credited to the statements of income			(95)	5	(3)

- End of year			(113)	(108)	(111)

(i)

On October 14, 2015, The Group disposed tower assets (“Tower Assets Disposal”) to Tower Company in exchange for cash and shares issued by Tower Company (see Note 4). According to the applicable tax laws issued by the Ministry of Finance (“MOF”) and the SAT of the PRC, the gain from Tower Assets Disposal in exchange for investment in Tower Company (“Qualified Income”) is, upon fulfilling the filing requirement with in-charge tax bureau, eligible to be deferred and treated as taxable income on a straight-line basis over a period not exceeding five years. Before completing the filing, the Group accrued current taxes payable based on the total gain from Tower Asset Disposal. During the year ended December 31, 2016, the Group successfully completed the filing requirement with in-charge tax bureau with respect to the Qualified Income and since then has become eligible for deferring part of tax liability with respect to the Qualified Income, which will be reversed in the four years from 2016 to 2019. Accordingly, amounted to RMB373 million was subsequently utilized during the year ended December 31, 2018 (2017: RMB373 million).

13.	TAXATION (CONTINUED)

The components of the deferred tax assets/(liabilities) recognized in the consolidated statements of financial position and the movements during the year are as follows:

	Credit loss allowance	Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (i))	Deductible tax losses	Accruals of expenses not yet deductible for tax purpose	Unrealized income from the transactions with Tower Company	Accelerated depreciation of property, plant and equipment (Note (iii) )	Gain from Tower Assets Disposal (Note (ii))	Contract costs	Others	Total
Deferred tax arising from:
At January 1, 2016	1,431	1,504	—	1,221	877	(992)	—	—	1,583	5,624
Credited/(Charged) to the statements of income	122	(53)	2,433	472	(90)	(1,251)	186	—	(279)	1,540
Credited to other comprehensive income	—	—	—	—	—	—	—	—	13	13
Reclassification of current tax payable	—	—	—	—	—	—	(1,304)	—	—	(1,304)

At December 31, 2016	1,553	1,451	2,433	1,693	787	(2,243)	(1,118)	—	1,317	5,873
Credited/(Charged) to the statements of income	50	(48)	(189)	861	(90)	(1,627)	373	—	664	(6)
Charged to other comprehensive income	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2017	1,603	1,403	2,244	2,554	697	(3,870)	(745)	—	1,979	5,865
Impact on initial application of IFRS 15	—	—	—	—	—	—	—	(584)	—	(584)
Impact on initial application of IFRS 9	265	—	—	—	—	—	—	—	—	265

At January 1, 2018	1,868	1,403	2,244	2,554	697	(3,870)	(745)	(584)	1,979	5,546
(Charged)/Credited to the statements of income	(154)	(49)	(941)	626	(252)	(2,051)	373	355	(166)	(2,259)
Credited to other comprehensive income	—	—	—	—	—	—	—	—	3	3

At December 31, 2018	1,714	1,354	1,303	3,180	445	(5,921)	(372)	(229)	1,816	3,290

13.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note		2017	2018
Net deferred tax assets after offsetting:
Deferred tax assets:
Credit loss allowance			1,603	1,714
Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations	(i	)	1,403	1,354
Accruals of expenses not yet deductible for tax purpose			2,554	3,180
Deferred revenue on subscriber points reward program			183	203
Unrealized income for the inter-company transactions			120	153
Unrealized income from the transactions with Tower Company			697	445
Government grants related to assets			363	536
Intangible assets amortization difference			423	418
Deductible tax losses			2,244	1,303
Others			1,019	636

			10,609	9,942

Deferred tax liabilities:
Gain from Tower Assets Disposal			(745)	(372)
Accelerated depreciation of property, plant and equipment	(ii	)	(3,870)	(5,921)
Contract costs			—	(229)
Others			(21)	(19)

			(4,636)	(6,541)

			5,973	3,401

Net deferred tax liabilities after offsetting:
Deferred tax liabilities:
Accelerated depreciation for tax purpose			(108)	(111)

			(108)	(111)

13.	TAXATION (CONTINUED)

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

(ii)

According to “Announcement on Enterprise Income Tax Policy for Those Enterprise Involved in the Accelerated Depreciation of Property, Plant and Equipment” (Caishui [2014] No.75) issued by the MOF and the State Administration of Taxation (“SAT ”) of the PRC, starting from 2014, the Group’s property, plant and equipment that comply with this tax policy are allowed to be depreciated under the accelerated depreciation method, or fully deducted for tax purpose in the year of purchase. Temporary differences arise from the different useful life under tax basis and accounting basis have been recorded as deferred tax liabilities.

14.	EARNINGS PER SHARE

Basic earnings per share for the years ended December 31, 2016, 2017 and 2018 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended December 31, 2016, 2017 and 2018 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the years ended December 31, 2016, 2017 and 2018.

The following table sets forth the computation of basic and diluted earnings per share:

	Note	2016	2017	2018
Numerator (in RMB millions):
Income attributable to equity shareholders of the Company used in computing basic/diluted earnings per share		625	1,828	10,197

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	(i)	23,947	24,567	30,598

Basic/Diluted earnings per share (in RMB)		0.03	0.07	0.33

(i) Weighted average number of ordinary shares

	2016	2017	2018
	(in millions)	(in millions)	(in millions)
Issued ordinary shares at January 1	23,947	23,947	30,598
Effect of shares issued	—	620	—

Weighted average number of ordinary shares at December 31	23,947	24,567	30,598

15.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the years ended December 31, 2017 and 2018 are as follows:

	2017
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	67,140	876,452	20,007	4,035	78,905	1,046,539
Additions	129	293	426	290	41,510	42,648
Transfer from CIP	4,219	58,535	783	284	(63,821)	—
Transfer to other assets	—	—	—	—	(4,376)	(4,376)
Disposals	(411)	(64,588)	(1,046)	(319)	—	(66,364)

End of year	71,077	870,692	20,170	4,290	52,218	1,018,447

Accumulated depreciation and impairment:
Beginning of year	(29,174)	(548,472)	(14,986)	(2,687)	(105)	(595,424)
Charge for the year	(2,765)	(62,311)	(1,386)	(810)	—	(67,272)
Disposals	225	59,384	928	308	—	60,845

End of year	(31,714)	(551,399)	(15,444)	(3,189)	(105)	(601,851)

Net book value:
End of year	39,363	319,293	4,726	1,101	52,113	416,596

Beginning of year	37,966	327,980	5,021	1,348	78,800	451,115

15.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2018
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	71,077	870,692	20,170	4,290	52,218	1,018,447
Additions	136	469	396	135	43,574	44,710
Transfer from CIP	2,959	44,805	746	253	(48,763)	—
Transfer to other assets	—	—	—	—	(4,723)	(4,723)
Disposals	(296)	(69,581)	(1,232)	(762)	—	(71,871)

End of year	73,876	846,385	20,080	3,916	42,306	986,563

Accumulated depreciation and impairment:
Beginning of year	(31,714)	(551,399)	(15,444)	(3,189)	(105)	(601,851)
Charge for the year	(2,712)	(62,308)	(1,271)	(551)	(13)	(66,855)
Disposals	204	64,496	1,156	762	—	66,618

End of year	(34,222)	(549,211)	(15,559)	(2,978)	(118)	(602,088)

Net book value:
End of year	39,654	297,174	4,521	938	42,188	384,475

Beginning of year	39,363	319,293	4,726	1,101	52,113	416,596

As of December 31, 2018, the net book value of assets held under finance leases was approximately RMB343 million (2017: approximately RMB789 million).

For the year ended December 31, 2018, interest expense of approximately RMB534 million (2016: approximately RMB769 million; 2017: approximately RMB670 million) was capitalized to CIP. The capitalized borrowing rate represents the cost of capital for raising the related borrowings and varied from 3.16% to 3.61% for the year ended December 31, 2018 (2016: 3.33% to 3.79%; 2017: 3.21% to 3.88%).

As a result of the Group’s ongoing modification of its telecommunications network and following subscribers’ voluntarily cross-network migration progress, the Group disposed certain property, plant and equipment with carrying amounts of RMB5,253 million for sales consideration of RMB1,105 million for the year ended December 31, 2018 (2016: RMB3,556 million and RMB3,201 million; 2017: RMB5,519 million and RMB2,030 million, respectively), resulting in a net loss of approximately RMB4,148 million for the year ended December 31, 2018 (2016: approximately RMB355 million; 2017: approximately RMB3,489 million).

16.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights. The movement of lease prepayments for the years ended December 31, 2017 and 2018 are as follow:

	2017	2018
Beginning of the year	9,436	9,313
Addition	186	282
Amortization	(309)	(305)

End of the year	9,313	9,290

17.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including service revenue annual growth rate of 1% (2017: 2%) and the applicable discount rate of 11% (2017: 11%). Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2017 and 2018, any adverse change in the assumptions used in the calculation of recoverable amount would result in impairment losses.

18.	INVESTMENTS IN SUBSIDIARIES

As of December 31, 2018, the details of the Company’s subsidiaries are as follows:

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
China United Network Communications Corporation Limited (“CUCL”)	The PRC, April 21, 2000, limited liability company	100%	—	RMB 213,044,797,828	Telecommunications operation in the PRC

China Unicom Global Limited	Hong Kong, May 29,2015, limited company	100%	—	HKD 2,625,097,491	Investment holding

China Unicom (Hong Kong) Operations Limited	Hong Kong, May 24, 2000, limited company	—	100%	HKD 1,510,100,000	Telecommunications service in Hong Kong

China Unicom (Americas) Operations Limited	USA, May 24, 2002, limited company	—	100%	5,000 shares, USD100 each	Telecommunications service in the USA

China Unicom (Europe) Operations Limited	The United Kingdom, November 8, 2006, limited company	—	100%	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom

China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	—	100%	1,000 shares, JPY366,000 each	Telecommunications operation in Japan

China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	—	100%	30,000,000 shares, RMB1 each	Telecommunications operation in Singapore

China Unicom (South Africa) Operations (Pty) Limited	South Africa, November 19, 2012, limited liability company	—	100%	100 shares, ZAR 1 each	Telecommunications operation in South Africa

China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar (“Myanmar”), June 7, 2013, limited liability company	30%	70%	2,150,000 shares, USD1 each	Communications technology training in Myanmar

China Unicom (Australia) Operations Pty Limited	Australia, May 27, 2014, limited liability company	—	100%	4,350,000 shares, AUD 1 each	Telecommunications operation in Australia

China Unicom (Russia) Operations Limited Liability Company	Russia, December 28, 2016, limited liability company	—	100%	RUB10,000	Telecommunications service in Russia

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
China Unicom (Brazil) Telecommunications Limited	Brazil, June 23, 2016, limited liability company	—	100%	R$ 21,165,840	Telecommunications service in Brazil

China Unicom (Brazil) Holdings Ltda.	Brazil, October 27, 2017 , limited liability company	—	100%	R$ 21,277,298	Investment holding

China Unicom Operations (Thailand) Limited	Thailand, November 20, 2017, limited liability company	—	100%	20,000 shares, Baht100 each	Telecommunications service in Thailand

China Unicom Operations (Malaysia) Sdn. Bhd	Malaysia, November 10, 2017, limited liability company	—	100%	10,000 shares, MYR1 each	Telecommunications service in Malaysia

China Unicom Operations Korea Co., Ltd	Korea, November 24, 2017, limited liability company	—	100%	60,000 shares, KRW5,000 each	Telecommunications service in Korea

China Unicom (Vietnam) Operations Company Limited	Vietnam, April 19, 2018, limited liability company	—	100%	VND 2,276,000,000	Telecommunications service in Vietnam

China Unicom Operations (Cambodia) Operations Co.Ltd	Cambodia, May 11, 2018, limited liability company	—	100%	10,000 shares, Riels4,000 each	Telecommunications service in Cambodia

Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	—	100%	RMB 610,526,500	Sales of handsets, telecommunication equipment and provision of technical services in the PRC

China Unicom System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	—	100%	RMB 932,200,000	Provision of information communications technology services in the PRC

China Unicom Online Information Technology Company Limited	The PRC, March 29, 2006, limited liability company	—	100%	RMB 400,000,000	Provision of internet information services and value-added telecommunications services in the PRC

Beijing Telecom Planning and Designing Institute Company Limited	The PRC, April 25, 1996, limited liability company	—	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
China Information Technology Designing & Consulting Institute Company Limited	The PRC, November 11, 1991, limited liability company	—	100%	RMB 430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC

China Unicom Information Navigation Company Limited	The PRC, September 17, 1998, limited liability company	—	100%	RMB 6,825,087,800	Provision of customer services in the PRC

Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	—	100%	RMB 50,100,000	Provision of project consultation and management service in the PRC

Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	—	100%	RMB 2,200,000	Provision of property management services in the PRC

Unicompay Company Limited	The PRC, April 11, 2011, limited liability company	—	100%	RMB 250,000,000	Provision of e-payment services in the PRC

Beijing Wo Digital Media Advertising Co., Ltd	The PRC, July 21, 2006, limited liability company	—	100%	RMB 20,000,000	Provision of advertising design, production, agency and publication in the PRC

Unicom Horizon Mobile Communications Company Limited(“Unicom Horizon”)	The PRC, February 14, 2001, limited liability company	—	100%	RMB 40,233,739,557	Provision of lease service of telecommunications networks in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
Name		Direct Indirect
Unicom Cloud Data Company Limited	The PRC, June 4, 2013, limited liability company	—	100%	RMB 2,854,851,100	Provision of technology development, transfer and consulting service in the PRC

Unicom Innovation Investment Company Limited	The PRC, April 29, 2014, limited liability company	—	100%	RMB 740,000,000	Venture capital investment business in the PRC

Xiaowo Technology Co. Ltd	The PRC, October 24, 2014, limited liability company	—	100%	RMB 200,000,000	Communications technology development and promotion in the PRC

China Unicom Smart Connection Technology Company Limited	The PRC, August 7, 2015, limited liability company	—	100%	RMB 170,000,000	Auto informatization in the PRC

Unicom Intelligent Network Ruixing Technology (Beijing) Co., Ltd.	The PRC September 26, 2018, limited liability company	—	80%	RMB 10,000,000	Provision of technology promotion service of intelligent transportation system’s products in the PRC

Unicom Intelligent Vehicle Technology (Shanghai) Co., Ltd	The PRC September 28, 2018, limited liability company	—	100%	Not applicable	Provision of technology development, technology consultation and other services in the PRC

Finance Company	The PRC, June 17, 2016, limited liability company	—	91%	RMB 3,000,000,000	Provision of financial services in the PRC

China Unicom Innovation Investment Company (Shenzhen) Limited	The PRC, January 28, 2016, limited liability company	—	100%	Not applicable	Venture capital investment business in the PRC

China Unicom Innovation Investment Company (Guizhou) Limited	The PRC, October 8, 2016, limited liability company	—	60%	RMB 1,000,000	Venture capital investment business in the PRC

China Unicom Innovation Investment (Shenzhen) Investment Center	The PRC, February 1, 2016, limited partnership	—	100%	RMB 28,500,000	Venture capital investment business in the PRC

Unicom Big Data Co., Ltd.	The PRC, August 24, 2017, limited liability company	—	100%	RMB 165,000,000	Provision of data processing service in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
Name		Direct Indirect
Liantong Travel Service (Beijing) Company Limited	The PRC, September 30, 2017, limited liability company	—	100%	RMB 12,000,000	Provision of tourism and information services in the PRC

China Unicom (Guangdong Branch) Internet Industry Limited	The PRC, January 5, 2017, limited liability company	—	100%	RMB 100,000,000	Provision of information communications technology services in the PRC

China Unicom (Zhejiang) Industry Internet Company Limited	The PRC, June 20, 2017, limited liability company	—	100%	RMB 11,000,000	Provision of information communications technology services in the PRC

China Unicom (ShanDong) Industrial Internet Company Limited	The PRC, March 3, 2017, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC

China Unicom (Fujian) Industrial Internet Company Limited	The PRC, February 23, 2018, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC

China Unicom (Shanxi) Industrial Internet Company Limited	The PRC, March 21, 2018, limited liability company	—	100%	RMB 20,000,000	Provision of information communications technology services in the PRC

China Unicom Xiongan Industrial Internet Company Limited	The PRC, April 25, 2018, limited liability company	—	100%	RMB 15,000,000	Provision of information communications technology services in the PRC

China Unicom (Sichuan) Industrial Internet Company Limited	The PRC, March 29, 2018, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC

China Unicom (Liaoning) Industrial Internet Company Limited	The PRC, March 28, 2018, limited liability company	—	100%	RMB 5,000,000	Provision of information communications technology services in the PRC

China Unicom (Shaanxi) Industrial Internet Company Limited	The PRC, March 27, 2018, limited liability company	—	100%	RMB 20,000,000	Provision of information communications technology services in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
Name		Direct Indirect
China Unicom (Jiangsu) Industrial Internet Company Limited	The PRC, May 9, 2018, limited liability company	—	100%	RMB 26,200,000	Provision of information communications technology services in the PRC

China Unicom (Shanghai) Industrial Internet Company Limited	The PRC, March 13, 2018, limited liability company	—	100%	RMB 20,000,000	Provision of information communications technology services in the PRC

China Unicom (Heilongjiang) Industrial Internet Company Limited	The PRC, March 14, 2018, limited liability company	—	100%	RMB 15,000,000	Provision of information communications technology services in the PRC

China Unicom Video Technology Co., Ltd.	The PRC, January 17, 2018, limited liability company	—	100%	RMB 100,000,000	Provision of technology research and development, consultation and services of TV Video and Mobile Video in the PRC

China Unicom Internet of Things Corporation Limited	The PRC, March 16, 2018, limited liability company	—	100%	RMB 107,000,000	Online Data Processing and Transaction Business in the PRC

China Unicom High-tech Big Data Artificial Intelligence Technology (Chengdu) Co., Ltd.	The PRC, March 29, 2018, limited liability company	—	100%	RMB 10,000,000	Provision of Big Data Service in the PRC

China Unicom iRead Science and Culture, Co., Ltd.	The PRC, April 28, 2018, limited liability company	—	100%	RMB 51,000,000	Provision of Online Video, Online Reading Material in the PRC

China Unicom WO Music & Culture Co., Ltd.	The PRC, May 8, 2018, limited liability company	—	100%	RMB 100,000,000	Provision of Network Music Service in the PRC

China Unicom Leasing Co., Ltd.	The PRC, April 11, 2018, limited liability company	25%	75%	RMB 2,000,000,000	Provision of Financing leasing business in the PRC

19.	INTEREST IN ASSOCIATES

	2017	2018
Share of net assets	33,233	35,758

The following list contains the particulars of a material associate:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Tower Company	Incorporated	The PRC	20.65%	RMB 176,008,471,024	Construction, maintenance and operation of communications towers in the PRC (Note 44.2)

The above associate is accounted for using the equity method in the consolidated financial statements.

In August 2018, Tower Company was listed on the SEHK and issued new shares in connection there of, which resulted in a decrease in the Group’s shareholding percentage in Tower Company from 28.1% to 20.65%. The associated dilution has resulted in an increase in the Group’s share of net profit of associates accounted for under equity method by RMB793 million and a one-off reversal of partial realization of unrealized profit from transactions with Tower Company by RMB682 million.

19.	INTEREST IN ASSOCIATES (CONTINUED)

Summarized financial information of the material associate, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	Tower Company
	2017	2018
Current assets	30,517	31,799
Non-current assets	292,126	283,565
Current liabilities	(150,041)	(114,759)
Non-current liabilities	(45,107)	(20,103)
Equity	(127,495)	(180,502)
Revenue	68,665	71,819
Income for the year	1,943	2,650
Total comprehensive income for the year	1,943	2,650
Reconciled to the Group’s interest in the associate:
Net assets of the associate	127,495	180,502
The Group’s effective interest	28.1%	20.65%

	35,826	37,278
Adjustment for the remaining balance of the deferred gain from the Group’s Tower Assets Disposal	(2,784)	(1,780)

Carrying amount in the consolidated financial statements	33,042	35,498

The fair values of the interests in Tower Company is based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the financial position date without any deduction for transaction costs and disclosed as follows:

	As of December 31, 2018
	Carrying amount Million	Fair value Million
Tower Company	35,498	53,792

Interest in listed associate	35,498	53,792

20.	INTEREST IN JOINT VENTURES

	2017	2018
Share of net assets	2,368	3,966

The following list contains the particulars of a material joint venture, which is unlisted corporate entity which has no available quoted market price:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Merchants Union Consumer Finance Company Limited (“MUCFC”)	Incorporated	The PRC	50%	RMB 3,868,960,000	Consumer finance consulting in the PRC

20.	INTEREST IN JOINT VENTURES (CONTINUED)

Summarized financial information of the material joint venture, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	MUCFC
	2017	2018
Assets	46,980	74,748
Liabilities	(42,339)	(66,854)
Equity	(4,641)	(7,894)
Revenue	4,163	6,956
Income for the year	1,189	1,253
Total comprehensive income for the year	1,189	1,253
Included in above income:
Interest income	5,593	9,887
Interest expense	(1,516)	(3,079)
Income tax expense	(383)	(391)
Reconciled to the Group’s interests in the joint venture:
Net assets of the joint venture	4,641	7,894
The Group’s effective interest	50%	50%

Carrying amount in the consolidated financial statements	2,321	3,947

21.	CONTRACT ASSETS AND CONTRACT LIABILITIES

(a) Contract assets:

	December 31, 2017	January 1, 2018	December 31, 2018
Receivables for the sales of mobile handsets, net of allowance	—	2,974	1,824
Less: Current portion	—	2,221	1,254

	—	753	570

The Group offers preferential packages to the customers which include the bundle sales of mobile handsets and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their standalone selling prices. The revenue relating to the sale of the handsets is recognized when the titles are passed to the customers and the consideration allocated to the sales of mobile handsets is gradually received during the contract period when the customers pay the monthly package fee.

Before January 1, 2018, the Group recognized such consideration outstanding from the customers in “Prepayments and other current assets” and “Other assets”.

As stated in Note 2.2 (c)(iii), upon the adoption of IFRS 15 from January 1, 2018, the outstanding balance of such consideration was reclassified to contract assets as the Group’s right to receive this balance is conditional on the provision of services.

21.	CONTRACT ASSETS AND CONTRACT LIABILITIES (CONTINUED)

(b) Contract liabilities

	Note		December 31, 2017	January 1, 2018	December 31, 2018
Advances received from customers for future services	(i	)	—	45,329	41,567
Others			—	1,093	1,083

			—	46,422	42,650

(i)

Contract liabilities primarily arises from relates to the considerations received from customers before the Group satisfying performance obligations. It would be recognized as revenue upon the rendering of services. Approximately 96% of the contract liability balance as of January 1, 2018 was recognized as revenue during the year.

22.	CONTRACT COSTS

	Note		December 31, 2017	January 1, 2018	December 31, 2018
Direct incremental costs of broadband and IPTV service	(i	)	—	4,522	3,785
Sales commissions	(ii	)	—	2,334	1,847

			—	6,856	5,632

(i)

Direct incremental costs for activating broadband and IPTV subscribers mainly include the costs of installing broadband and IPTV terminals at customer’s homes for the provision of broadband and IPTV services, and are amortized over the expected service period. As stated in Note 2.2 (c)(iii), such costs are presented as other assets before January 1, 2018. Upon the adoption of IFRS 15, the unamortized balance of such costs are presented as contract costs. The amount of capitalized direct incremental costs for activating broadband and IPTV subscribers recognized in profit or loss during the year was RMB4,044 million. The amount of capitalized direct incremental costs for activating broadband and IPTV subscribers that is expected to be recovered after more than one year is RMB1,417 million.

(ii)

Sales commissions are paid to agents whose selling activities resulted in new customers entering into contracts with the Group. As stated in Note 2.2 (c)(iii), such costs are recognized as other operating expenses when they were incurred before January 1, 2018. Upon the adoption of IFRS 15, the Group is required to capitalize these sales commissions as costs of obtaining contracts when they are incremental and are expected to be recovered, unless the expected amortization period is one year or less from the date of initial recognition of the asset. The amount of capitalized sales commissions recognized in profit or loss during the year was RMB1,642 million. There was no significant impairment in relation to the opening balance of capitalized costs or the costs capitalized during the year. The amount of capitalized sales commissions that is expected to be recovered after more than one year is RMB683 million.

23.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2017	2018
Listed in the PRC	158	147
Listed outside the PRC	4,070	3,698
Unlisted	58	58

	4,286	3,903

For the year ended December 31, 2018, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB383 million (2016: decrease of approximately RMB544 million; 2017: decrease of approximately RMB56 million). The decrease, net of tax impact, of approximately RMB381 million (2016: decrease, together with tax impact, of approximately RMB530 million; 2017: decrease, net of tax impact, of approximately RMB58 million) has been recorded in the consolidated statements of comprehensive income.

24.	OTHER ASSETS

	Note		2017	2018
Intangible assets	(i)		10,988	11,156
Prepaid rental for premises, transmission lines and electricity cables			2,812	2,260
Direct incremental costs for activating broadband and IPTV subscribers	22		4,522	—
Receivables for sales of mobile handsets, net of allowance	21	(a)	753	—
VAT recoverable	(ii)		596	424
Others			1,050	805

			20,721	14,645

(i)	Intangible assets

	Computer software	Others	Total
Cost:
At January 1, 2017	25,221	2,076	27,297
Additions	42	2	44
Transfer from CIP	3,222	568	3,790
Disposals	(1,327)	(60)	(1,387)

At December 31, 2017	27,158	2,586	29,744
Additions	170	581	751
Transfer from CIP	3,693	405	4,098
Disposals	(2,065)	(167)	(2,232)

At December 31, 2018	28,956	3,405	32,361

Accumulated amortization and impairment:
At January 1, 2017	(15,225)	(952)	(16,177)
Amortization charge for the year	(3,657)	(290)	(3,947)
Disposals	1,323	45	1,368

At December 31, 2017	(17,559)	(1,197)	(18,756)
Amortization charge for the year	(4,220)	(413)	(4,633)
Disposals	2,034	150	2,184

At December 31, 2018	(19,745)	(1,460)	(21,205)

Net book value:
At December 31, 2018	9,211	1,945	11,156

At December 31, 2017	9,599	1,389	10,988

(ii)

VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in prepayments and other current assets (see Note 27(i)).

25.	INVENTORIES AND CONSUMABLES

	2017	2018
Handsets and other telecommunication products	2,005	2,111
Consumables	24	27
Others	210	250

	2,239	2,388

26.	ACCOUNTS RECEIVABLE

	2017	2018
Accounts receivable	19,174	21,142
Less: Credit loss allowance	(5,210)	(6,709)

	13,964	14,433

The gross carrying amount of accounts receivable from contracts with customers amounted to RMB21,053 million as of December 31, 2018.

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

	2017	2018
Within one month	7,184	8,158
More than one month to three months	2,763	2,285
More than three months to one year	2,737	2,843
More than one year	1,280	1,147

	13,964	14,433

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

26.	ACCOUNTS RECEIVABLE (CONTINUED)

The Group measures loss allowances for account receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicate that there are different loss patterns for different customer types, the loss allowance based on past due status is distinguished between the Group’s different customer types.

The following table provides information about the Group’s exposure to credit risk and ECLs for account receivables as of December 31,2018:

For individual subscribers and general corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	7%	3,202	(212)
1 - 90 days past due	50%	1,395	(702)
91 - 180 days past due	90%	862	(776)
More than 180 days past due	100%	2,188	(2,188)

		7,647	(3,878)

For major corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	4%	7,539	(286)
Within 1 year past due	13%	3,141	(404)
1 - 2 years past due	47%	1,063	(500)
2 - 3 years past due	88%	549	(485)
More than 3 years past due	96%	1,203	(1,156)

		13,495	(2,831)

Expected loss rates are based on actual loss experience over past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

26.	ACCOUNTS RECEIVABLE (CONTINUED)

Comparative information under IFRS 9 (2010)

Prior to January 1, 2018, an impairment loss was recognized only when there was objective evidence of impairment. The Group makes a full or partial allowance against those accounts receivable based on its past experience, historical collection patterns, subscribers’ creditworthiness and collection trends.

As of December 31, 2017, accounts receivable of approximately RMB10,284 million were neither past due nor impaired.

Accounts receivable of approximately RMB1,314 million were past due but not impaired. The aging analysis of these receivables is as follows:

2017
More than one month to three months	926
More than three months to one year	105
More than one year	283

1,314

26.	ACCOUNTS RECEIVABLE (CONTINUED)

The movement in the credit loss allowance in respect of accounts receivable during the year, is as follows:

	2016	2017	2018
Balance, beginning of year	4,910	5,466	5,210
Impact on initial application of IFRS 9 (2014) (Note2.2(c) (ii))	—	—	1,118
Allowance for the year	3,999	3,325	3,300
Written-off during the year	(3,443)	(3,581)	(2,919)

Balance, end of year	5,466	5,210	6,709

The creation and release of allowance for impaired receivables have been recognized in the consolidated statements of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering the receivable.

The maximum exposure to credit risk as of the statements of financial position date is the carrying value of accounts receivable mentioned above. The Group does not hold any collateral as security.

27.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of credit loss allowance, are as follows:

	Note		2017	2018
Receivables for the sales of mobile handsets, net of allowance	21	(a)	2,221	—
Prepaid rental			2,305	2,207
Deposits and prepayments			1,579	1,847
Advances to employees			20	22
VAT recoverable	(i)		4,948	4,568
Prepaid enterprise income tax			438	312
Others			2,290	2,150

			13,801	11,106

(i)	VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

Prepayments and other current assets are expected to be recovered or recognized as expenses within one year.

As of December 31, 2018, there was no significant impairment for the prepayments and other current assets.

28.	SHORT-TERM BANK DEPOSITS AND RESTRICTED DEPOSITS

	Note		2017	2018
Bank deposits with maturity exceeding three months			3,124	34
Statutory reserve deposits	(i	)	2,197	2,877
Restricted deposits			205	809

			5,526	3,720

(i)

In order to carry on its business, Finance Company placed statutory reserve deposits with the People’s Bank of China according to “Notice of the People’s Bank of China on Implementing the Average Method to Assess Deposit Reserves” (Yinfa [2015] No.289). These statutory reserve deposits are not available for use by the Group in daily operations.

29.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION

(a)	Cash and cash equivalents

	2017	2018
Cash at bank and in hand	32,836	30,060

29.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (CONTINUED)

(b)	Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated cash flow statement as cash flows from financing activities.

	Short-term bank loans	Long-term bank loans	Commercial papers	Promissory notes	Corporate bonds	Finance lease	Other borrowings	Total
	(Note 38)	(Note 33)	(Note 39)	(Note 34)	(Note 35)	(Note 37(b))	(Note 44)
At January 1, 2017	76,994	4,656	35,958	36,882	19,970	794	2,397	177,651

Changes from financing cash flows:
Proceeds from commercial papers	—	—	26,941	—	—	—	—	26,941
Proceeds from short-term bank loans	117,571	—	—	—	—	—	—	117,571
Proceeds from long-term bank loans	—	1,549	—	—	—	—	—	1,549
Loans from ultimate holding company	—	—	—	—	—	—	5,237	5,237
Loans from related parties	—	—	—	—	—	—	535	535
Repayment of commercial papers	—	—	(54,000)	—	—	—	—	(54,000)
Repayment of short-term bank loans	(172,065)	—	—	—	—	—	—	(172,065)
Repayment of long-term bank loans	—	(2,686)	—	—	—	—	—	(2,686)
Repayment of ultimate holding company loan	—	—	—	—	—	—	(3,893)	(3,893)
Repayment of related parties loan	—	—	—	—	—	—	(60)	(60)
Repayment of finance lease	—	—	—	—	—	(695)	—	(695)
Repayment of promissory notes	—	—	—	(19,000)	—	—	—	(19,000)
Repayment of corporate bonds	—	—	—	—	(2,000)	—	—	(2,000)
Payment of issuing expense for promissory notes	—	—	—	(82)	—	—	—	(82)
Net withdrawal by Unicom Group and its subsidiaries from Finance Company	—	—	—	—	—	—	(112)	(112)
Net deposits from a joint venture with Finance Company	—	—	—	—	—	—	12	12

Total changes from financing cash flows	(54,494)	(1,137)	(27,059)	(19,082)	(2,000)	(695)	1,719	(102,748)

Exchange adjustments	—	(13)	—	—	—	—	—	(13)
Other changes:
New financing leases	—	—	—	—	—	573	—	573
Finance charges on obligations under finance leases	—	—	—	—	—	20	—	20
Interest expenses	—	377	92	160	11	—	—	640

Total other changes	—	377	92	160	11	593	—	1,233

At December 31, 2017	22,500	3,883	8,991	17,960	17,981	692	4,116	76,123

29.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (CONTINUED)

(b)	Reconciliation of liabilities arising from financing activities (Continued)

	Short-term bank loans	Long-term bank loans	Commercial papers	Promissory notes	Corporate bonds	Finance lease	Other borrowings	Total
	(Note 38)	(Note 33)	(Note 39)	(Note 34)	(Note 35)	(Note 37(b))	(Note 44)
At January 1, 2018	22,500	3,883	8,991	17,960	17,981	692	4,116	76,123

Changes from financing cash flows:
Proceeds from short-term bank loans	53,306	—	—	—	—	—	—	53,306
Loans from related parties	—	—	—	—	—	—	3,090	3,090
Repayment of commercial papers	—	—	(9,000)	—	—	—	—	(9,000)
Repayment of short-term bank loans	(60,730)	—	—	—	—	—	—	(60,730)
Repayment of long-term bank loans	—	(435)	—	—	—	—	—	(435)
Repayment of ultimate holding company loan	—	—	—	—	—	—	(1,344)	(1,344)
Repayment of related parties loan	—	—	—	—	—	—	(475)	(475)
Repayment of finance lease	—	—	—	—	—	(493)	—	(493)
Repayment of promissory notes	—	—	—	(18,000)	—	—	—	(18,000)
Payment of issuing expense for promissory notes	—	—	—	(67)	—	—	—	(67)
Net withdrawal by Unicom Group and its subsidiaries from Finance Company	—	—	—	—	—	—	2,354	2,354

Total changes from financing cash flows	(7,424)	(435)	(9,000)	(18,067)	—	(493)	3,625	(31,794)

Exchange adjustments	9	77	—	—	—	—	—	86
Other changes:
New financing leases	—	—	—	—	—	10	—	10
Interest expenses	—	89	9	107	12	31	—	248

Total other changes	—	89	9	107	12	41	—	258

At December 31, 2018	15,085	3,614	—	—	17,993	240	7,741	44,673

30.	SHARE CAPITAL

Issued and fully paid:	Note	Number of shares millions	Share capital
At January 1, 2016 and at December 31, 2016		23,947	179,102
Shares issued	1	6,651	74,954

At December 31, 2017 and 2018		30,598	254,056

On November 28, 2017, the Company issued 6,651,043,262 new shares to Unicom BVI in return for a cash consideration of RMB74,954 million.

31.	RESERVES

(a)	Nature and purpose

(i)	Statutory reserves

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

Accordingly, CUCL appropriated approximately RMB52 million (2017: approximately RMB50 million) to the general reserve fund for the year ended December 31, 2018.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs, the appropriations to the staff bonus and welfare fund are charged to the statements of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2016, 2017 and 2018, no appropriation to staff bonus and welfare fund has been made by CUCL.

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

31.	RESERVES (CONTIUNED)

(a)	Nature and purpose (Continued)

(ii)	General risk reserve

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

(iv)	Other reserve

Other reserve mainly represents the difference between the consideration and the net assets value for business combination of entities and businesses under common control, the effect of CUCL’s capitalization of retained profits, and capital contribution relating to share-based payment borne by A Share Company.

32.	DIVIDENDS

At a meeting held on March 15, 2017, the Board of the Directors of the Company resolved not to pay a final dividend for the year ended December 31, 2016.

At the annual general meeting held on May 11, 2018, the shareholders of the Company approved the payment of a final dividend of RMB0.052 per ordinary share for the year ended December 31, 2017, totaling approximately RMB1,591 million which has been reflected as a reduction of retained profit for the year ended December 31, 2018.

At a meeting held on March 13, 2019, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.134 per ordinary share to the shareholders for the year ended December 31, 2018 totaling approximately RMB4,100 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2018, but will be reflected in the financial statements for the year ending December 31, 2019.

	2017	2018
Proposed final dividend:
RMB0.134 (2017: RMB0.052) per ordinary share by the Company	1,591	4,100

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On November 11, 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from January 1, 2008. Therefore, as of December 31, 2017 and 2018, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE shareholders (including HKSCC Nominees Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

33.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2017	2018
RMB denominated bank loans	Fixed interest rates ranging from 1.08 % to 1.20% (2017: 1.08% to 1.20%) per annum with maturity through 2036 (2017: maturity through 2036)	3,533	3,300

USD denominated bank loans	Fixed interest rates ranging from Nil to 1.55% (2017: Nil to 1.55%) per annum with maturity through 2039 (2017: maturity through 2039)	278	252

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2017: 1.10% to 2.50%) per annum with maturity through 2034 (2017: maturity through 2034)	72	62

Sub-total		3,883	3,614
Less: Current portion		(410)	(441)

		3,473	3,173

As of December 31, 2018, long-term bank loans of approximately RMB96 million (2017: approximately RMB105 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2017	2018
Balances due:
- no later than one year	410	441
- later than one year and no later than two years	423	417
- later than two years and no later than five years	1,175	1,173
- later than five years	1,875	1,583

	3,883	3,614
Less: Portion classified as current liabilities	(410)	(441)

	3,473	3,173

34.	PROMISSORY NOTES

On June 15, 2015, CUCL issued tranche one of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum, and was fully repaid in June 2018.

On June 18, 2015, CUCL issued tranche two of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum, and was fully repaid in June 2018.

On November 30, 2015, CUCL issued tranche three of 2015 promissory notes in an amount of RMB3.5 billion, tranche four of 2015 promissory notes in an amount of RMB3.5 billion and tranche five of 2015 promissory notes in an amount of RMB3 billion, all with a maturity period of 3 years from the date of issue and which carries interest at 3.30% per annum, and was fully repaid in November 2018.

35.	CORPORATE BONDS

On June 7, 2016, the Group issued RMB7 billion 3-year corporate bonds and RMB1 billion 5-year corporate bond, bearing interest at 3.07% and 3.43% per annum respectively.

On July 14, 2016, the Group issued RMB10 billion 3-year corporate bonds, bearing interest at 2.95% per annum.

36.	DEFERRED REVENUE

Deferred revenue mainly represents the unused portion of subscriber points and the unamortized portion of government grants.

	2017	2018
Balance at December 31, 2016 and 2017	3,367	3,370
- Impact on initial application of IFRS 15	—	(1,093)

Balance at January 1, 2017 and 2018	3,367	2,277
Additions for the year
- subscriber points	813	—
- government grants	513	972
- others	36	831

	1,362	1,803
Reductions for the year
- usage of subscriber points	(703)	—
- recognition of government grants in profit or loss and other reductions	(507)	(323)
- others	(149)	(70)

Balance at end of the year	3,370	3,687

Representing:
- current portion	350	78
- non-current portion	3,020	3,609

	3,370	3,687

37.	OTHER OBLIGATIONS

	Note		2017	2018
One-off cash housing subsidies	(a	)	2,496	2,496
Obligations under finance lease	(b	)	692	240
Others			231	298

Sub-total			3,419	3,034
Less: Current portion			(2,987)	(2,844)

			432	190

(a)	One-off cash housing subsidies

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

Based on the relevant detailed local government regulations promulgated, certain entities within the Group adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group determined to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounted to RMB4,142 million, which was charged to the statements of income for the year ended December 31, 2000 (the year in which the State Council circular in respect of cash subsidies was issued).

In January 2009, through the absorption of China Netcom (Group) Company Limited (“CNC China”) by CUCL and the absorption of China Network Communications Group Corporation (“Netcom Group”) by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As of December 31, 2018, the Group’s unpaid one-off cash housing subsides amounted to approximately RMB2,496 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required. If the actual payments are lower than the amount provided, the difference will be paid to Unicom Group.

37.	OTHER OBLIGATIONS (CONTINUED)

(b)	Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analyzed as follows:

	2017	2018
Total minimum lease payments under finance lease:
- not later than one year	484	243
- later than one year and not later than two years	236	2
- later than two years and not later than three years	—	4

	720	249
Less: Future finance charges	(28)	(9)

Present value of minimum obligations	692	240

Representing obligations under finance lease:
- current liabilities	461	234

- non-current liabilities	231	6

38.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2017	2018
RMB denominated bank loans	Fixed interest rates ranging from 2.35% to 4.77% (2017: 2.35% to 5.80%) per annum with maturity through 2019 (2017: maturity through 2018)	22,500	15,085

Total		22,500	15,085

At December 31, 2017 and 2018, all short-term bank loans were unsecured.

39.	COMMERCIAL PAPERS

On July 6, 2017, CUCL issued tranche four of 2017 super short term commercial papers in an amount of RMB1 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.38% per annum, and was fully repaid in April 2018.

On August 7, 2017, CUCL issued tranche six of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.26% per annum, and was fully repaid in May 2018.

On August 10, 2017, CUCL issued tranche seven of 2017 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 4.23% per annum, and was fully repaid in May 2018.

40.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2017	2018
Payables to contractors and equipment suppliers	82,444	70,526
Payables to telecommunications products suppliers	4,548	4,349
Customer/contractor deposits	5,262	6,381
Repair and maintenance expense payables	5,348	6,252
Bills payable	49	—
Salary and welfare payables	3,711	5,900
Interest payable	709	299
Amounts due to services providers/content providers	2,253	1,920
VAT received from customer in advance	—	3,398
Accrued expenses	14,845	15,935
Others	6,091	7,498

	125,260	122,458

The aging analysis of accounts payables and accrued liabilities is based on the invoice date as follows:

	2017	2018
Less than six months	104,691	105,606
Six months to one year	9,009	6,984
More than one year	11,560	9,868

	125,260	122,458

41.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

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

As of December 31, 2018, the related financial assets at fair value through other comprehensive income amounted to approximately RMB3,698 million (2017: approximately RMB4,070 million). For the year ended December 31, 2018, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB372 million (2016: decrease of approximately RMB531 million ; 2017: decrease of approximately RMB68 million), has been recorded in the consolidated statements of comprehensive income.

42.	EQUITY-SETTLED SHARE OPTION SCHEMES

On April 16, 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on April 22, 2014 and will expire on April 22, 2024. Under the 2014 Share Option Scheme, the share options may be granted to employees including all directors; any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders. As of December 31, 2018, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme. Pursuant to the 2014 Share Option Scheme, the consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

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

No options outstanding as of December 31, 2017 and 2018.

43.	RESTRICTED A-SHARE INCENTIVE SCHEME

Pursuant to the share incentive scheme of A Share Company (“the Restricted A-Share Incentive Scheme”), 848,000,000 restricted shares of A Share Company (“Restricted Shares”) were approved for granting to the core employees of the Group and the first batch of 793,861,000 Restricted Shares were subscribed by them (“the Participants”, including certain core employees of the Company’s subsidiaries) on March 21, 2018 (the “Grant Date”) with a subscription price of RMB3.79 per share. The fair value of the Restricted Shares granted under the Restricted A-Share Incentive Scheme is RMB2.34 per share as determined based on the difference between the market price of A Share Company on the Grant Date of RMB6.13 per share and the subscription price of RMB3.79 per share.

The Restricted Shares are subject to various lock-up periods (the “Lock-Up Period”) of approximately 2 years, 3 years and 4 years, respectively, immediately from the Date of Grant. During the Lock-up Period, these shares are not transferrable, nor subject to any guarantee or indemnity. The Restricted Shares shall be unlocked (or repurchased and canceled by the A Share Company) separately in three tranches in proportion of 40%, 30% and 30% of the total number of the Restricted Shares granted upon the expiry of each of the Lock-Up period.

Subject to fulfillment of all service and performance conditions under the Restricted A-Share Incentive Scheme which include the achievement of certain revenue and profit targets of the A Share Company and the Participants’ individual performance appraisal (collectively referred to as “vesting conditions”), the restriction over the Restricted Shares will be removed after the expiry of the corresponding lock-up period for each tranche and the Participants will be fully entitled to these incentive shares, including the dividends declared or received on the underlying shares of A Share Company during the Lock-Up Period. If the vesting conditions are not fulfilled and hence the Restricted Shares cannot be unlocked, the A Share Company shall repurchase the Restricted Shares from the Participants at a repurchase price which shall be determined based on the original subscription price and adjusted for any dividends received during the Lock-up Period.

During the year ended December 31, 2018, no Restricted Shares are considered forfeited or repurchased.

For the year ended December 31, 2018, the Group recognized share-based payment expenses and other reserve of RMB614 million as a result of subscription during the year under the Restricted A-Share Incentive Scheme.

On February 1, 2019, additional 13,156,000 Restricted Shares were subscribed by eligible employees with a subscription price of RMB3.79 per share. The additional Restricted Shares are also subject to various lock-up periods of approximately 2 years, 3 years and 4 years, and similar performance conditions are applicable to the Restricted Shares granted in first and second batch.

44.	RELATED PARTY TRANSACTIONS

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

Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines service provided by other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. Amounts due from domestic carries are all derived from contracts with customers.

Management believes that meaningful information relating to related party transactions has been disclosed below.

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

44.1	Connected transactions with Unicom Group and its subsidiaries

(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2016	2017	2018
Transactions with Unicom Group and its subsidiaries:
Charges for value-added telecommunications services	(i), (ii)	42	30	43
Rental charges for property leasing	(i), (iii)	1,050	1,017	1,033
Charges for lease of telecommunications resources	(i), (iv)	281	270	277
Charges for engineering design and construction services	(i), (v)	4,487	2,411	2,055
Charges for shared services	(i), (vi)	104	83	77
Charges for materials procurement services	(i), (vii)	88	60	34
Charges for ancillary telecommunications services	(i), (viii)	2,541	2,699	2,905
Charges for comprehensive support services	(i), (ix)	1,690	1,274	1,231
Income from comprehensive support services	(i), (ix)	51	67	83
Lending by Finance Company to Unicom Group	(i), (xi)	—	700	13,558
Repayment of loan lending by Finance Company	(i), (xi)	—	500	6,354
Interest income from lending services	(i), (xi)	—	8	150

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

44.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(i)

On November 25, 2016, CUCL entered into the agreement, “2017-2019 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. 2017-2019 Comprehensive Services Agreement has a term of three years commencing on January 1, 2017 and expiring on December 31, 2019, and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for certain transactions have changed under the new agreement.

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

(iii)

CUCL and Unicom Group agreed to mutually lease properties and ancillary facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes. For the year ended December 31, 2018, the rental charge paid by Unicom Group was approximately RMB5.75 million, which was negligible.

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

44.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

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

(vi)

Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended December 31, 2018, the services charges paid by Unicom Group to CUCL was negligible.

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

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

44.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

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

(b)	Amounts due from and to Unicom Group and its subsidiaries

Amount due from Unicom Group as of December 31, 2018 included loans from Finance Company to Unicom Group of RMB7,404 million in total with respective floating interest rate agreed at 90% to 110% of the benchmark interest rate published by the People’s Bank of China (“PBOC”) for the same class of loans (2016: Nil; 2017: RMB200 million with floating interest rate at 90% of the benchmark interest rate published by the PBOC).

Apart from the above and as disclosed in Note 44.3 below, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

44.2	Related party transactions with Tower Company

(a)	Related party transactions

	Note		2016	2017	2018
Transactions with Tower Company:
Interest income from Cash Consideration	(i	)	809	755	49
Operating lease and other service charges	(ii	)	14,887	16,524	15,982
Income from engineering design and construction services	(iii	)	151	267	235

(i)

On October 14, 2015, CUCL and Unicom Horizon (“Unicom Horizon”, a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement,”), amongst China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”), China Telecom Corporation Limited (“China Telecom”), China Reform Holdings Corporation Limited (“CRHC”) and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom will sell certain of their telecommunications towers and related assets (“Tower Assets”) to Tower Company in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC will make a cash subscription for shares of Tower Company.

The Tower Assets Disposal was completed on October 31, 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum. The first tranche and remaining Cash Consideration of RMB3,000 million and RMB18,322 million payable by Tower Company were settled in February 2016 and December 2017, respectively. For the year ended December 31, 2018, the interest income arisen from outstanding VAT related to Cash Consideration were approximately RMB49 million (2016: approximately RMB809 million arisen from outstanding Cash Consideration and related VAT; 2017: approximately RMB755 million arisen from outstanding Cash Consideration and related VAT).

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

44.2	Related party transactions with Tower Company (Continued)

(a)	Related party transactions (Continued)

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

On January 31, 2018, after further arm-length negotiations and discussions, CUCL and Tower Company agreed on certain supplementary provisions based on the Agreement dated July 8, 2016, which mainly relate to a reduction in cost margin of Tower Company which forms the benchmark for pricing and an increase in co-tenancy discount rates offered to the Group regarding towers under co-sharing arrangement. The new terms apply to the leased tower portfolio as confirmed by both parties and are effective from January 1, 2018 for a period of five years.

In connection with its use of telecommunication towers and related assets, the Group recognized operating lease and other service charges for the year ended December 31, 2018 of totalled RMB15,982 million (2016: approximately RMB14,887 million; 2017: approximately RMB16,524 million).

(iii)	The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company.

(b)	Amounts due from and to Tower Company

Amount due from Tower Company as of December 31, 2018 included VAT recoverable related to Cash Consideration from Tower Company of RMB382 million (2017: RMB2,704 million).

Amount due to Tower Company balance mainly included operating lease and other service charges payable, and payable balance in relation to power charges paid by Tower Company on behalf of the Group, of RMB2,635 million in total as of December 31, 2018 (2017: RMB2,480 million in total).

Except as mentioned above, amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described in (a) above.

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

44.3	Related party transactions with Unicom Group and its subsidiaries

(a)	Related party transactions

	Note		2016	2017	2018
Transactions with Unicom Group and its subsidiaries:
Unsecured entrusted loan from Unicom Group and its subsidiaries	(i	)	—	5,237	3,042
Repayment of unsecured entrusted loan to Unicom Group	(i	)	1,344	3,893	1,344
Loan from a related party	(ii	)	—	435	48
Repayment of loan from a related party	(ii	)	—	—	435
Interest expenses on unsecured entrusted loan	(i	)	33	70	10
Interests expenses on loan from a related party	(ii	)	—	—	12
Net deposits/(withdrawal) by Unicom Group and its subsidiaries with/from Finance Company	(iii	)	2,397	(112)	2,336
Interest expenses on the deposits in Finance Company	(iii	)	11	34	93

(i)

On February 27, 2017, the Group borrowed an unsecured entrusted loan from Unicom Group of RMB1,344 million with a maturity period of 1 year and interest rate at 3.92% per annum, and was fully repaid in February 2018.

On August 24, 2017, the Group borrowed an unsecured entrusted loan from Unicom Group of RMB3,893 million with a maturity period of 6 months and interest rate at 3.92% per annum, and was fully repaid in October 2017.

On December 26, 2018, the Group borrowed an unsecured entrusted loan from A Share Company of RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

(ii)

On December 21, 2017, the Group borrowed a loan from Unicom Group BVI of RMB435 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.2%, and was fully repaid in December 2018.

On December 28, 2018, the Group borrowed a loan from Unicom Group BVI of RMB48 million with a maturity period of 1 year, of which RMB46 million with a maturity period of 1 year and interest rate at 4.77% per annum and HKD2 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.11%.

(iii)

Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries. For the deposit services, the interest rate for deposits placed by Unicom Group and its subsidiaries will be no more than the maximum interest rate promulgated by the PBOC for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

44.3	Related party transactions with Unicom Group and its subsidiaries

(b)	Amounts due to Unicom Group and its subsidiaries

Amount due to Unicom Group and its subsidiaries as of December 31, 2018 included a balance of deposits received by Finance Company from Unicom Group and its subsidiaries of RMB4,621 million with interest rates ranging from 0.42% to 2.75% per annum for saving and deposits of different terms (2017: RMB2,285 million with interest rates ranging from 0.35% to 2.75% per annum).

Amount due to Unicom Group and its subsidiaries as of December 31, 2018 also included a balance of loan from Unicom Group BVI of approximately RMB48 million with a maturity period of 1 year, of which RMB46 million with a maturity period of 1 year and interest rate at 4.77% per annum and HKD2 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.11% (2017: approximately RMB435 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.2%).

Amount due to Unicom Group and its subsidiaries as of December 31, 2018 also included a balance of unsecured entrusted loan from A Share Company of approximately RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

44.	RELATED PARTY TRANSACTIONS (CONTINUED)

44.4	Related party transactions with joint ventures

(a)	Related party transactions

	Note		2016	2017	2018
Transactions with joint ventures
Unsecured entrusted loans from joint venture	(i	)	—	100	—
Repayment of unsecured entrusted loans to joint venture	(i	)	—	60	40
Interest expenses on unsecured entrusted loans			—	1	1
Net deposits from a joint venture with Finance Company			—	12	18

(i)

On April 24, 2017, the Group borrowed an unsecured entrusted loan from Smart Steps Digital Technology Co., Ltd., a joint venture company of the Group, of RMB50 million with a maturity period of 6 months and interest rate at 3.92% per annum, and was fully repaid in October 2017.

On October 24, 2017, the Group borrowed an unsecured loan from Smart Steps Digital Technology Co., Ltd., of RMB50 million with a maturity period of 1 year and interest rate at 3.92% per annum, and repaid RMB10 million in December 2017 and RMB40 million during the year of 2018.

(b)	Amounts due to joint ventures

Amounts due to a joint venture as of December 31, 2018 also included a balance of deposits received by Finance Company from Smart Steps Digital Technology Co., Ltd. of RMB30 million with interest rates ranging from 0.42% to 1.48% per annum for saving and deposits of different terms (2016: Nil; 2017: RMB12 million with interest rates ranging from 0.42% to 1.48% per annum).

44.5	Operating lease and other commitments to related parties

As of December 31, 2017 and 2018, the Group had commitments to related parties in respect of total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments totalled RMB46,821 million and RMB35,857 million respectively.

45.	CONTINGENCIES AND COMMITMENTS

45.1	Capital commitments

As of December 31, 2017 and 2018, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	2017	2018
	Total	Land and buildings	Equipment	Total
Authorized and contracted for	13,084	3,882	14,499	18,381
Authorized but not contracted for	37,793	7,495	32,001	39,496

	50,877	11,377	46,500	57,877

45.2	Operating lease and other commitments

As of December 31, 2017 and 2018, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments as follows:

	2017	2018
	Total	Land and buildings	Equipment	Ancillary facilities*	Total**
Arrangements expiring:
- not later than one year	19,131	1,147	7,524	4,154	12,825
- later than one year and not later than five years	29,580	2,044	25,098	12,825	39,967
- later than five years	977	290	1,669	—	1,959

	49,688	3,481	34,291	16,979	54,751

*	The amount included payment commitments for non-lease elements.
**	Variable lease payments are not included in the commitments.

45.3	Contingent liabilities

As of December 31, 2018, the Group had no material contingent liabilities and no material financial guarantees issued.

46.	COMPARATIVE FIGURES

The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2.

47.	NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

Proposed dividend

After the statements of financial position date, the Board of Directors proposed a final dividend for 2018. For detail, please refer to Note 32.

48.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY)

Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As of December 31, 2017 and 2018, RMB28,877 million and RMB 29,019 million (US$4,221 million) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s PRC subsidiaries, respectively.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of registered capital and statutory reserves that amounted to RMB252,350 million and RMB256,466 million (US$37,301 million) as of December 31, 2017 and 2018, respectively.

48.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY) (CONTINUED)

Condensed Statements of Financial Position

	As of December 31
	2017	2018	2018
	RMB	RMB	US$ (Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	5	4	1
Investments in subsidiaries	234,768	237,301	34,514
Loan to a subsidiary	22,832	6,829	993
Financial assets at fair value through other comprehensive Income	4,070	3,698	538

	261,675	247,832	36,046

Current assets
Loan to subsidiaries	202	5,615	817
Amounts due from subsidiaries	2,510	223	32
Dividend receivable	2,712	4,612	671
Prepayments and other current assets	60	23	3
Short-term bank deposits	3,091	—	—
Cash and cash equivalents	1,229	969	141

	9,804	11,442	1,664

Total assets	271,479	259,274	37,710

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	254,056	254,056	36,951
Reserves	(6,516)	(6,888)	(1,002)
Retained profits
- Proposed final dividend	1,591	4,100	596
- Others	7,184	6,915	1,006

Total equity	256,315	258,183	37,551

LIABILITIES
Current liabilities
Short-term bank loans	12,694	—	—
Accounts payable and accrued liabilities	160	99	14
Loan from immediate holding company	435	48	7
Loans from subsidiaries	928	—	—
Taxes payable	27	24	4
Dividend payable	920	920	134

	15,164	1,091	159

Total liabilities	15,164	1,091	159

Total equity and liabilities	271,479	259,274	37,710

Net current liabilities	(5,360)	10,351	1,505

Total assets less current liabilities	256,315	258,183	37,551

48.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY) (CONTINUED)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ (Unaudited)
Revenue	6	6	—	—
Dividend income	371	1,441	3,296	479
General and administrative expenses	(63)	(67)	(61)	(9)
Interest income	1,250	1,192	535	78
Finance costs	(718)	(1,647)	80	12
Other income-net	1,060	1	1	—

Income before income tax	1,906	926	3,851	560
Income tax expenses	(36)	(20)	(20)	(3)

Net income	1,870	906	3,831	557
Other comprehensive income:
Change in fair value of financial assets through other comprehensive income-net	(531)	(68)	(372)	(54)

Total comprehensive income for the year	1,339	838	3,459	503

Condensed Statements of Cash Flows

	Year ended December 31
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ (Unaudited)
Net cash outflow from operating activities	(85)	(86)	(62)	(9)
Net cash inflow/(outflow) from investing activities	537	(66,865)	3,987	580
Net cash inflow/(outflow) from financing activities	266	66,682	(4,206)	(612)
- Dividend paid to equity shareholders of the Company	(1,005)	—	(1,591)	(231)

Net increase/(decrease) in cash and cash equivalents	718	(269)	(281)	(41)
Cash and cash equivalents at beginning of year	657	1,443	1,229	179
Effect of changes in foreign exchange rate	68	55	21	3

Cash and cash equivalents at end of year	1,443	1,229	969	141

49.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 23, 2019.