Form 20-F
period 2019-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2020-04-22
CIK 1113866

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Yung Shun Loy Jacky

Telephone: +852 2121 3220

Facsimile: +852 2121 3232

75th Floor, The Center

99 Queen’s Road Central

Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary shares*	CHU	The New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the listing on The New York Stock Exchange, Inc. of American depositary shares, or ADSs, each representing 10 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, 30,598,124,345 ordinary shares were issued and outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

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

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications, or 4G, and 5G services;

•	competitive forces from more liberalized markets and our ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our company, our suppliers and other business partners;

•	changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans;

•

costs and benefits from our investment in and arrangements with the China Tower Corporation Limited, or the Tower Company (formerly known as China Communications Facilities Services Corporation Limited);

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and our operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

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

•

references to “Renminbi” or “RMB” are to the currency of the PRC, references to “U.S. dollars” or “US$” are to the currency of the United States of America, references to “HK dollars” or “HK$” are to the currency of the Hong Kong Special Administrative Region of the PRC and references to “Euro” are to the currency of the eurozone (19 of the 27 member states of the European Union).

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables present selected historical financial data of our company as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019. Except for amounts presented in U.S. dollars, the selected historical consolidated statements of income data (other than ADS data) for the years ended December 31, 2017, 2018 and 2019 and the consolidated statements of financial position data as of December 31, 2018 and 2019 set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated statements of income data (other than ADS data) for the years ended December 31, 2015 and 2016 and the consolidated statements of financial position data as of December 31, 2015, 2016 and 2017 set forth below should be read in conjunction with and are qualified in their entirety by reference to our audited consolidated financial statements that are included in our previous annual reports on Form 20-F. Our consolidated financial statements as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

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

We publish our consolidated financial statements in Renminbi. Solely for the convenience of the reader, this annual report on Form 20-F contains translations of certain Renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB6.9618 = US$1.00 and HK$7.7894 = US$1.00, the noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. The noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. These translations should not be construed as representations that the Renminbi or Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

	As of or for the year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Statements of Income Data:

Revenue
Total service revenue(2)	232,976	238,033	249,015	263,683	264,387	37,977
Voice usage and monthly fees	57,030	47,500	39,154	32,486	26,440	3,798
Broadband and mobile data services	105,634	118,209	137,133	148,431	146,534	21,048
Data and Internet application services	12,936	17,782	20,074	26,489	37,218	5,346
Other value-added services	27,411	24,187	22,793	24,606	21,251	3,053
Interconnection fees	15,514	14,748	14,233	13,708	12,893	1,852
Transmission lines usage and associated services	11,484	11,618	12,519	14,178	15,595	2,240
Other services	2,967	3,989	3,109	3,785	4,456	640
Sales of telecommunications products(2)	44,073	36,164	25,814	27,194	26,128	3,753

Total revenue	277,049	274,197	274,829	290,877	290,515	41,730

Total costs, expenses and others	(263,014)	(273,413)	(272,236)	(277,796)	(276,348)	(39,695)

Income before income tax	14,035	784	2,593	13,081	14,167	2,035

Income tax expenses	(3,473)	(154)	(743)	(2,824)	(2,795)	(402)

Net income	10,562	630	1,850	10,257	11,372	1,633

Earnings per share for income attributable to equity shareholders during the year
-Basic earnings per share(3)	0.44	0.03	0.07	0.33	0.37	0.05
-Diluted earnings per share(3)	0.44	0.03	0.07	0.33	0.37	0.05
-Basic earnings per ADS(4)	4.41	0.26	0.74	3.33	3.70	0.53
-Diluted earnings per ADS(4)	4.41	0.26	0.74	3.33	3.70	0.53

-Number of shares outstanding for basic earnings per share(3)	23,947	23,947	24,567	30,598	30,598	30,598
-Number of shares outstanding for diluted earnings per share(3)	23,947	23,947	24,567	30,598	30,598	30,598
-Number of ADS outstanding for basic earnings per ADS(4)	2,395	2,395	2,457	3,060	3,060	3,060
-Number of ADS outstanding for diluted earnings per ADS(4)	2,395	2,395	2,457	3,060	3,060	3,060

	As of or for the year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Consolidated Statements of Financial Position Data:

Cash and cash equivalents and short-term bank deposits and restricted deposits	21,957	25,387	38,362	33,780	38,661	5,554
Property, plant and equipment	454,631	451,115	416,596	384,475	367,401	52,774
Right-of-use assets	—	—	—	—	43,073	6,187
Interest in associates	31,997	32,248	33,233	35,758	36,445	5,235
Inventories and consumables	3,946	2,431	2,239	2,388	2,359	339
Accounts receivable	14,957	13,622	13,964	14,433	17,233	2,475
Prepayments and other current assets	10,864	14,023	13,801	11,106	12,456	1,789
Financial assets at fair value through other comprehensive income	4,852	4,326	4,286	3,903	3,323	477
Total assets	610,346	614,154	571,983	540,320	562,499	80,798

Accounts payable and accrued liabilities	167,396	143,224	125,260	122,458	121,564	17,462
Short-term bank loans	83,852	76,994	22,500	15,085	5,564	799
Commercial papers	19,945	35,958	8,991	—	8,995	1,292
Current portion of long-term bank loans	84	161	410	441	437	63
Current portion of other obligations	2,797	3,141	2,987	2,844	2,604	374
Current portion of corporate bonds	—	2,000	—	16,994	—	—
Current portion of lease liabilities	—	—	—	—	10,790	1,550
Current portion of promissory notes	2,499	18,976	17,960	—	—	—
Long-term bank loans	1,748	4,495	3,473	3,173	2,869	412
Promissory notes	36,928	17,906	—	—	998	143
Corporate bonds	2,000	17,970	17,981	999	2,998	431
Lease liabilities	—	—	—	—	21,535	3,093
Taxes payable	3,163	732	1,121	911	1,534	220
Total liabilities	379,130	386,472	267,636	226,034	241,744	34,724

Equity attributable to equity shareholders of the Company	231,216	227,407	304,050	313,922	320,047	45,972

Share capital	179,102	179,102	254,056	254,056	254,056	36,493

Non-controlling interests	—	275	297	364	708	102

Total equity	231,216	227,682	304,347	314,286	320,755	46,074

	As of or for the year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in millions, except for per share data)
Other Financial Data:

Net cash inflow from operating activities	84,301	74,593	85,054	92,387	93,678	13,456

Net cash outflow from investing activities	(91,354)	(95,749)	(47,336)	(61,179)	(59,053)	(8,483)
Net cash inflow/(outflow) from financing activities	3,427	22,877	(28,414)	(34,058)	(29,765)	(4,275)

Net (decrease)/increase in cash and cash equivalents	(3,626)	1,721	9,304	(2,850)	4,860	698

Dividend declared per share	0.17	—	0.052	0.134	0.148	0.021

(1)

The translation of RMB into U.S. dollars has been made at the rate of RMB6.9618 to US$1.00, the noon buying rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. The noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are published on a weekly basis in the H.10 statistical release of the Board of Governors of the Federal Reserve System of the United States. The translations are solely for the convenience of the reader.

(2)

Revenue from sales of products associated with the information and communication technology, or ICT, business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as revenue from sales of telecommunications products since 2017 to better reflect the commercial nature of the transactions. The related figures for the years ended December 31, 2015 and 2016 have been reclassified on the same basis.

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

The telecommunications industry in China has been evolving. We, along with China Mobile Communications Group Co. Ltd., or China Mobile, and China Telecommunications Group Co. Ltd., or China Telecom, are the three full-service telecommunications service providers that operate both fixed-line and mobile telecommunications networks in China. See “A. History and Development of the Company — Restructurings of the Telecommunications Industry” under Item 4. We face intense competition in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services, from China Mobile and China Telecom and expect that this competition will further intensify. In particular, we compete with China Mobile and China Telecom in mobile services. For fixed-line services, we are a leading fixed-line operator in northern China, while China Telecom has a dominant market position in southern China and the MIIT granted to China Mobile the approval to operate the fixed-line telecommunications business in December 2013. In addition, the PRC Government from time to time introduces new policies that may intensify competition among the three telecommunications operators. For example, the PRC government has started mobile number portability pilot programs in certain provinces and cities, and began to implement the program nationwide in China in November 2019. The mobile number portability program allows customers to switch mobile carriers while retaining their numbers, which may intensify the competition among telecommunication operators. In addition, in June 2019, the MIIT granted the permit to operate 5G digital cellular mobile communications service to Unicom Group, the ultimate parent company of our Company, China Mobile, China Telecom, and China Broadcasting Network Corporation Ltd, or China Broadcasting, respectively, which is expected to intensify the competition among us and other 5G communication service providers with respect to the planning and promotion of 5G development and commercialization. See “—We may encounter difficulties and challenges in the commercialization of 5G technologies.”

We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. Such competition may further intensify due to recent policies of the PRC Government. In the recent years, the PRC Government has been implementing policies regarding the convergence of television broadcast, telecommunications and Internet access networks, and has introduced a series of policies that encourage privately-owned enterprises to enter the telecommunications industry. For example, subsequent to a pilot program that started in 2013, the MIIT issued the Notice on Formal Commercialization of Mobile Telecommunications Resale Business in April 2018, pursuant to which the MIIT would accept applications from privately-owned enterprises to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. As of December 31, 2019, the MIIT had approved 42 companies to operate such business. See “B. Business Overview — Mobile Telecommunications Resale Business” under Item 4. In addition, in May 2016, the MIIT granted to China Broadcasting the approval to operate fixed-line broadband business, which has since then intensified and may continue to intensify the competition in this sector, and could have a material adverse effect on our business. Furthermore, due to the innovation of telecommunication technologies and services, we also compete against other telecommunication operators and service providers in new products and services, such as cloud computing, big data and artificial intelligence, or AI, and IoT services, which impose challenges to us in expanding our business in these new fields.

Intensive competition from China Mobile and China Telecom, as well as other companies that provide telecommunications or related services, could lead to loss of subscribers, lower usage or traffic volume of our telecommunications services, continued price pressure, higher customer acquisition and retention costs and higher labor costs, which may materially and adversely affect our financial condition, results of operations and growth prospects.

Adjustments in our charges for telecommunications services and products may have a material adverse effect on our financial condition and results of operations.

From time to time, we adjust our charges for telecommunications services and products by taking into account various factors, including the market conditions and policies of the PRC Government, and such adjustments may have a material adverse effect on our revenue and profitability. For example, the PRC government first introduced the new national policy of “speed upgrade and tariff reduction” in May 2015 and promulgated initiatives in furtherance of such policy every year. In particular, in March 2019, the PRC government, in its 2019 work report, introduced further “speed upgrade and tariff reduction” measures, including directives to (i) further reduce the broadband tariffs for small and medium enterprises by 15% on average and the tariffs for handset data by no less than 20% on average, and (ii) implement mobile number portability programs, which allow customers to switch mobile carriers while retaining their numbers, in China by the end of 2019.

Since May 2015, in order to expand our customer base as well as to comply with the relevant policies, we have, in addition to continuing increasing our network speed, implemented a series of tariff reduction measures, including but not limited to the launch of a mobile data carry-over program in October 2015, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge, the substantial reduction of Internet private line access tariff for small and medium enterprises customers and international long-distance call tariff since May 2017, the cancelation of domestic long-distance and roaming fee for mobile handset subscribers since September 2017 and the cancelation of domestic mobile data roaming fees since July 2018. In 2019, we continued to implement the “speed upgrade and tariff reduction” policy and launched more preferential tariff plans. For example, we reduced the unit price of our mobile data service and the broadband tariffs for small and medium enterprises in 2019. See “B. Business Overview — Regulatory and Related Matters — Tariff Setting” under Item 4. Such measures have adversely affected our service revenue in 2019.

In January 2020, the MIIT issued the Notice on Adjusting the Settlement Arrangement Standards for Internet Backbone Network Interconnections, pursuant to which, among others, we and China Telecom would cease to charge China Mobile for the current one-way payment of interconnection fees for Internet backbone network interconnections between China Mobile and us or China Telecom since July 1, 2020. Instead, Internet backbone network interconnections would be settled by full peering without charges among us, China Telecom and China Mobile. In 2019, we generated revenue of approximately RMB700 million from such fees, accounting for approximately 0.2% of our total revenue.

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

Our ARPU of subscribers and net income fluctuated in recent years and may decline in the future.

Our average revenue per subscriber per month, or ARPU, of mobile billing subscribers decreased by 4.8% from 2017 to 2018 and further decreased by 11.6% from 2018 to 2019. Our ARPU of fixed-line broadband access subscribers decreased by 3.7% from 2017 to 2018 and further decreased by 6.7% from 2018 to 2019. We also experienced fluctuations in net income in recent years, although our net income increased by 10.9% from RMB10.3 billion in 2018 to RMB11.4 billion in 2019. We cannot guarantee that we will be able to maintain or increase our ARPU of subscribers or net income in the future, and failure to do so could have a material adverse effect on our financial condition and results of operations.

The successful development of our mobile services is subject to market demand, consumer acceptance, technological challenges, competition on service fees, terminal subsidies and other marketing expenses, and other uncertainties, and expected benefits from investments in our mobile networks.

Mobile services are one of our principal services, of which 4G and 5G services are two critical parts. We commercially launched our 4G services in March 2014. We will continue to make investments, as appropriate, in our 4G networks in the future, to expand our network coverage and improve our network quality. In June 2019, the MIIT granted the permit to operate 5G digital cellular mobile communications service to Unicom Group, the ultimate parent company of our Company. We commercially launched our 5G services in October 2019. In connection with 5G services, we have been cooperating with China Telecom on jointly building and sharing the 5G networks, expanding our 5G network coverage and capacity, improving our 5G network service capabilities, as well as facilitating the 5G commercialization. See “B. Business Overview—Research and Development” under Item 4. We have made and expect to continue to make substantial investments in the construction of infrastructure of our 5G network. However, there exist significant uncertainties in the amount of time and financial and operational resources needed to develop commercially viable technologies, the capital expenditures needed to construct necessary infrastructure, our suppliers’ ability to manufacture equipment and devices supporting the infrastructure of 5G system, competitive landscape, future expansion and application of 5G technologies in vertical industries, as well as market reception and demand of our 5G services. In addition, we will rely on China Telecom’s network to provide our 5G services in the regions for which they are responsible. If the 5G network co-building and co-sharing construction progress falls behind the mutually agreed plan or our subscribers are unsatisfied with the network quality in such regions and turn to our competitors, our business and results of operations might be adversely impacted.

We may experience various difficulties in the development of our 4G, 5G and other mobile services, including software, network, handset and other technical issues. We cannot assure you that we will be able to do so in a timely fashion or that we will not encounter other difficulties. Moreover, with respect to our mobile business, in particular our 4G and 5G services, we cannot assure you that:

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

In July 2014, we, China Mobile and China Telecom, the three major telecommunications operators in China, jointly established the Tower Company, which engages primarily in the construction, maintenance and operation of telecommunications towers and other ancillary facilities in China, as well as the provision of maintenance services of base station equipment. In October 2015, the Tower Company acquired telecommunications towers and related assets from us, China Mobile and China Telecom. In July 2016 and January 2018, we, through our wholly owned subsidiary, CUCL, and the Tower Company entered into a commercial pricing agreement, or the Pricing Agreement, and the supplementary agreement to such Pricing Agreement, or the Supplementary Agreement, respectively, in relation to the leasing of the telecommunications towers and related assets acquired and newly constructed by the Tower Company. In August 2018, the Tower Company completed its initial public offering and listed on the main board of the HKSE, and as a result, our equity interest in it was diluted. As of April 15, 2020, we, through CUCL, owned approximately 20.65% equity interest in the Tower Company. See “A. History and Development of the Company — Establishment of the Tower Company and the Disposal of Telecommunications Towers” under Item 4.

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

As the technology of mobile services evolves, the trend of mobile service migration from older generations to new generations would generally have an adverse effect on our older generations’ services, including a growth slowdown or a decrease in the number of subscribers and usage. In particular, our 2G services and 3G services, have been adversely affected by the trend of migration to 4G services and 5G services, which resulted in a decrease in our subscribers and revenue from our non-4G and non-5G mobile services in 2019. Although such trend of migration would increase our 4G and 5G service subscribers and revenue, we cannot guarantee that such increase can always fully offset the negative impact. Likewise, we, consistent with the industry trend, have experienced a decline in our fixed-line voice services for years, which is expected to continue due to the trend of mobile service substitution for fixed-line services.

Our mobile voice services have also been adversely affected by the trend of mobile service migration from voice services to non-voice services. In particular, primarily due to the increasing popularity of Over-the-Top services and products, such as instant messaging application, VoIP services, and video-chat software, we have experienced the trend of our mobile subscribers substituting voice services for non-voice services, such as mobile data services, which, among other factors, resulted in a decline in our revenue from voice services. Although increasing popularity of Over-the-Top services and products, among other factors, has contributed to the increase in the usage of mobile data and, thus, has a positive effect on our revenue from non-voice services, it may not be able to fully offset the negative impact on our voice services.

We have been taking various measures to attract our older generations mobile service subscribers to migrate to our 4G and 5G networks and those of our voice services to migrate to our non-voice services. Such measures include, among others, improvement of our products and services, acceleration of the construction and enhancement of coverage of our 4G and 5G networks, offering bundled services that integrate fixed-line and mobile services as well as strengthening our data traffic operation capability to encourage data usage. If these efforts are not successful, our financial condition, results of operations and growth prospects could be adversely affected.

Failure to respond to technological and industry developments in a timely and effective manner or failure to continually optimize, expand and upgrade our networks and infrastructure could materially and adversely affect our competitive position and hinder our growth.

The telecommunications industry in China and elsewhere in the world has been experiencing rapid and significant changes in the diversity and sophistication of the technologies and services offered. Such changes may render our existing services or technologies inadequate or obsolete. We cannot assure you that we will be able to respond to technological and industry developments in a timely and cost-effective manner. Our inability to respond successfully to technological or industry developments may adversely affect our financial condition, results of operations and growth prospects. Furthermore, if the new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue may decline and our competitive position may be adversely affected.

For example, 5G technology and services are key components of our business strategy to compete in the mobile services market of China. In June 2019, the MIIT granted the permit to operate 5G digital cellular mobile communications service to the parent company of our Company, China Telecom, China Mobile and China Broadcasting. In October 2019, we commercially launched our 5G services. However, significant uncertainties exist in the development of our 5G technology and services, including the amount of time and financial and operational resources needed to develop commercially viable technologies, and the capital expenditures needed to construct necessary infrastructure. There is no assurance that we will be able to roll out 5G services timely and operate it in a cost-effective manner. Failure to respond to these uncertainties could disadvantage us from competing successfully in the mobile services market of China, and materially and adversely affect our revenue.

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

Our business may be materially and adversely affected by the COVID-19 pandemic.

In 2020, COVID-19, a disease caused by a novel strain of coronavirus, SARS-COV-2 has spread globally throughout Asia, Europe, North America and other regions. The World Health Organization announced in March 2020 that COVID-19 has developed into a pandemic. In response to the COVID-19 pandemic, China adopted various temporary control measures, including imposition of mandatory quarantine requirements, placement of travel restrictions, extension of the Lunar New Year Holiday, closure of public spaces, cancellation of public events and delay in the resumption of business operations. The affected countries and regions outside China have also adopted various quarantine and control measures. It is unclear how long the COVID-19 pandemic and the responsive quarantine and control measures would last.

We believe the COVID-19 pandemic will pose short term challenges to us. It may also accelerate the market demand for digital, Internet-based and intelligent telecommunication services. The COVID-19 pandemic could materially and adversely affect our business, financial condition and results of operations. In particular, the COVID-19 pandemic has resulted in a decrease in the customer traffic to our sales outlets, which may negatively affect our acquisition of new customers and development of new business. It has also caused a temporary delay in our network constructions in the first quarter of 2020, which we will have to catch up in order not to delay in our construction schedule on a full year basis. Furthermore, other adverse impacts caused by the COVID-19 pandemic may include the reduced demand for our products and services due to the decrease in customers’ ability or willingness to spend, and the increase in our credit risk imposed by our customers, especially the small and medium enterprise customers, as a result of deteriorating financial condition.

In addition, if the global public health crisis caused by COVID-19 pandemic continues, it would have further adverse impact on global economy, China’s economy and financial market in general, which will have a material adverse effect on our business, financial condition and results of operations. Furthermore, as there is significant uncertainty relating to future developments of the COVID-19 pandemic, we are not able at this time to estimate the full impact on our financial or operational results.

We are subject to risks associated with our company, our suppliers and other business partners which could be adversely affected by restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions which could materially and adversely affect our business operations directly and indirectly.

While we primarily conduct our business in Mainland China, we also operate in other countries and regions. Furthermore, we procure our telecommunications network equipment, related maintenance and technical support and other equipment and services from certain PRC and overseas suppliers and also transact with other business partners. See “B. Business Overview—Networks” under Item 4. We, our suppliers and other business partners that have operations in various jurisdictions are subject to the laws and regulations in those jurisdictions such as the United States and the European Union and could be subject to restrictions, sanctions or other legal or regulatory actions in those jurisdictions, which could cause disruptions or other material difficulties in our business activities or their business activities. For example, on April 4, 2020, the President of the United States, in which we through our subsidiary offer certain telecommunication services, issued an executive order for the establishment of a committee to review foreign participation in the telecommunications services sector in the United States. Furthermore, as the supply of our telecommunications equipment relies on a global supply chain which is vulnerable to significant disruptions in the supply of parts and other items that are necessary for the relevant manufacturing activities. For instance, certain telecommunications equipment manufacturers were added by the U.S. government to an entity list in May 2019, which resulted in the imposition of additional licensing requirements on the export, re-export and transfer of goods, services and technology to such manufacturers. While the U.S. government issued a temporary general license partially restoring the said licensing requirements in limited types of transactions and extended the expiration dates of the temporary license for multiple times, there is no guarantee that the U.S. government will further extend the expiration date of the temporary license or fully withdraw the licensing requirements. Such disruptions could prevent those affected manufacturers from delivering equipment and services to us in accordance with the agreed terms of supply. This could negatively affect our business operations. We may not be able to find suitable alternative suppliers for the affected equipment in a timely manner. Even if we are able to find alternative suppliers, the commercial terms may not be comparable, and we could therefore be subject to a higher procuring cost. Furthermore, if any of our suppliers raises their prices due to an increase in international trade tariffs, we could be subject to a higher cost in procuring the relevant products. We may experience a significant delay in implementing the part of our business plans that relies on delivery of the affected network equipment and difficulties in timely improving our services that rely on those suppliers for upgrading our networks and related software and applications. Any of these and other consequences could materially and adversely affect our business, results of operations, financial condition and prospect and cause a significant volatility in and a decline in our share price.

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

Our network infrastructure and the networks with which we interconnect are vulnerable to potential damages or interruptions from floods, wind, storms, fires, power loss, severed cables, acts of terrorism and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other failure of our networks or systems, or the networks to which we are interconnected, may result in consequential interruptions in services across our telecommunications infrastructure. In 2019, certain areas of China suffered from natural disasters including typhoons, floods, mountain torrents, mudslides and landslides, and these natural disasters caused extensive damage to our network equipment, including our base stations and optical fiber networks, in the affected areas. As a result, we experienced service stoppage and other disruptions in our operations in those areas and also sustained economic losses. Any future natural disasters may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our services and operations. Moreover, our networks and systems and the networks with which we interconnect also require regular maintenance and upgrades. Such maintenance and upgrades may cause service disruptions. Network or system failures, as well as abrupt high traffic volumes, may also affect the quality of our services and cause temporary service interruptions. Any such future occurrence may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects.

If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected.

We transferred our then-owned telecommunications towers and related assets to the Tower Company in October 2015, and since then have ceased to construct, maintain or operate telecommunications towers and we expect that our capital expenditure will decrease significantly as a result. However, we continue to have capital expenditure requirements for our mobile networks, broadband and data networks, telecommunications infrastructure and transmission networks, and debt service requirements necessary to implement our business strategies. We incurred capital expenditure of RMB56.4 billion in 2019. We expect to further increase our investment in the construction of infrastructure of our 5G network in 2020. To the extent that these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. We cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms. Even if we obtain such financing, our financing cost may increase significantly as a result of additional financing or higher interest rate. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:

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

We also devote significant resources to network security, data security and other security measures to protect our systems and data. To safeguard us against cyber-attacks and to comply with laws and regulations related to cybersecurity, we have employed risk management and internal control systems and also adopted various measures including continuously strengthening our data security capabilities, establishing our data protection compliance policies and guidelines, self-examining potential risks of our data system, and implementing an emergency action plan. See “B. Business Overview — Regulatory and Related Matters — Cybersecurity” under Item 4. However, we cannot assure you that the security measures, policies and procedures we have implemented will not be circumvented or otherwise can fully protect the integrity of our network, including our mobile network. The inability to operate our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other competitors. Unauthorized access could jeopardize the security of confidential information stored in our customers’ computer systems and mobile phone systems and may subject us to litigation, liabilities for information loss and/or reputational damage. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur costs.

As of April 15, 2020, we have not been subject to any material cyber-attacks or incidents, individually or in the aggregate, that had or would expected to have a material adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto. However, there is no assurance that we will not experience them in the future. Additionally, as it is currently difficult to maintain sufficient insurance coverage relating to cybersecurity risks and incidents at commercially reasonable rates and terms, if we fall victim to any material cyber-attacks or involve in any legal proceedings or regulatory investigations relating to cybersecurity incidents, we may be subject to significant financial losses and legal liabilities, which could materially and adversely affect our results of operations, financial condition, prospects and reputation.

Furthermore, personal privacy, information security, and data protection are increasingly significant issues in China and other jurisdictions in which we operate. In China, the regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. For example, the Cybersecurity Law sets forth the general framework regulating network products, equipment and services, as well as the operation and maintenance of information networks, the protection of personal data, and the supervision and administration of cybersecurity in China. The PRC Government also published Information Security Technology — Personal Information Security Specification in 2018, setting forth detailed guidelines on the collection, utilization and retention of personal information and privacy protection, and Identification Methods for Illegal Collection and Use of Personal Information by Apps in 2019, stipulating standards for determining illegal acts of collecting and using personal information through mobile applications. In addition, regulators in other jurisdictions in which we operate are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data as well. This increased scrutiny may result in new interpretations of existing laws and new laws and regulations, thereby further impacting our business. These laws and regulations could significantly increase our cost of compliance and associated risk. Any failure or perceived failure to comply with applicable privacy, security, or data protection laws or regulations may result in significant potential legal liabilities and adversely affect our business.

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

Telecommunications fraud, in which a person defrauds another by means of telecommunications technologies including SMS, telephone, and Internet, exposes us to reputational and legal risks. If telecommunications fraud is committed on our network, we may be held liable for our failure to take adequate measures to prevent such fraud under relevant PRC laws and regulations, including but not limited to the Announcement on Preventing and Cracking Down on Telecom and Internet Frauds jointly released by the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, the MIIT, the People’s Bank of China and the China Banking Regulatory Commission, or the CBRC in September 2016, the Practice Opinions on Further Prevention and Combating Telecommunications Information Fraud issued by MIIT in November 2016, the Notice on Advancing Key Tasks in Preventing Telecommunications Fraud issued by the MIIT in May 2019 and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of Law in Handling Criminal Cases Involving Crimes of Illegally Using an Information Network or Providing Aid for Criminal Activities in Relation to Information Network released in October 2019.

We have carried out various technical and administrative measures to control and prevent such fraud. For example, we have implemented various measures to strengthen our management and control over sales and distribution channels, including carrying out the real-name registration system for our customers in accordance with the requirements of government authorities. In accordance with relevant laws, regulations and regulatory requirements, we have also developed a number of anti-fraud systems to detect and intercept fraud calls, spam SMS and smartphone malware, refined our customer service to facilitate the instant reporting of fraud, and strengthened the protection of customers’ personal data from unauthorized access and leakage. However, we cannot and do not screen all of the information distributed through our network. There is no assurance that our measures to prevent or detect fraud will work effectively. Telecommunications fraud may still result in claims being brought against us and may damage our reputation and could have an adverse effect on our business and results of operations.

Our ultimate controlling shareholder, Unicom Group, can exert influence on us and cause us to make decisions that may not always be in the best interests of us or our other shareholders and may fail to provide services and facilities that we rely on to operate our business.

Unicom Group indirectly controlled an aggregate of approximately 79.9% of our issued share capital as of April 15, 2020 and all of our four executive directors also concurrently served as directors or executive officers of Unicom Group as of the same date. As our ultimate controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our ultimate controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2019 was effective. The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by our independent registered public accounting firm, as stated in its report. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially and adversely affect the market prices of our shares and ADSs.

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

Our continued success and growth depends on our ability to identify, hire, train and retain suitably skilled and qualified employees, including management personnel, with relevant professional skills. The services of our directors and members of senior management are essential to our success and future growth. If there is a loss of a significant number of our directors and senior management, and we are unable to find suitable replacements in a timely manner, our business could be materially and adversely affected. As we have to compete for a limited supply of qualified employees, such as managerial, sales, administration, research and development, or R&D, and operating personnel with adequate skills and experience, in China, we may not be able to successfully attract, assimilate or retain all of the personnel we need. We may also need to offer superior compensation and other benefits to attract and retain key personnel and therefore cannot assure you that we will have the resources to fully achieve our staffing need. In addition, if any director or any member of our senior management team or any of our other key personnel were to join a competitor or carry on a competing business, we may lose customers and key professionals and staff members. Due to the intense competition for management and other personnel and qualified employees in the telecommunications industry in Mainland China, any failure to recruit and retain the necessary management personnel and other qualified employee could have a material adverse effect on our business and prospects.

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government authorities, and the MIIT has the authority to delineate the scope of universal service obligations. The MIIT, together with the finance department and pricing authorities of the State Council, are also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. For instance, in December 2015, the MOF and the MIIT jointly issued the rules regarding the pilot program for universal services to be implemented certain cities across the PRC. Since then, the MIIT has designated additional cities and villages as participants of the pilot program for universal services in public notice from time to time. Pursuant to the pilot program for universal services, we have completed construction of broadband construction projects in over 14,000 villages by the end of 2019, and we have also completed 4G wireless network universal telecommunications service projects in 2,567 villages in 2019. See “B. Business Overview — Regulatory and Related Matters — Universal Services” under Item 4.

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

Substantially all of our business operations are conducted in China and substantially all of our revenue is derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects may be adversely affected by changes in China’s economic, political and social conditions. The PRC economy differs from the economies of most developed countries in many respects, including with respect to the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past four decades, growth has been uneven across different regions and among various economic sectors. The PRC Government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have an adverse effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over outbound investments.

The PRC economy has experienced a slowdown for the past few years. The GDP growth rate of China decreased from 11.4% in 2007 to 6.1% in 2019. It is uncertain whether China’s economic growth will return to the previous level of growth or it will encounter deterioration. For example, due to the COVID-19 pandemic, the PRC government has taken a number of control measures, including lockdown of certain affected areas and placement of travel restrictions and imposition of mandatory quarantine requirements nationwide. Such measures have caused a significant impact on China’s economy in the first quarter of 2020. With the rapid spread of COVID-19 across the world, the global supply chains have been disrupted and concerns over the impact of COVID-19 pandemic on the global economy escalated, and it further dampened people’s desire for spending and their demand for commercial goods and services. As a result, the outbreak of the COVID-19 pandemic and its impact could cause a global recession and a slowdown in the economic development in many countries including China. Despite the Chinese government’s efforts to revive China’s economy, China’s economy has experienced a slowdown since the outbreak and may continue to face new difficulties and challenges. Additionally, despite the phrase one trade deal reached between China and the United States amid the trade disputes between the two countries, China and the United States have not launched the phase two negotiation yet and there is no assurance that the trade disputes between China and the United States will be fully solved or trade frictions between China and other countries will not emerge in the future. In each case, China’s economic growth could be adversely affected, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

Substantially all of our revenue and costs and expenses are denominated in Renminbi, while a portion of our borrowings, equipment purchases and other capital expenditures are denominated in foreign currencies. On July 21, 2005, the PRC Government changed its decade-old policy to permit Renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies determined by the People’s Bank of China, or the PBOC. On May 19, 2007, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market. With the increased floating range of the Renminbi’s value against foreign currencies, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float. In addition, the recent COVID-19 pandemic has led to disruption and volatility in the global financial markets, which may increase uncertainties in the foreign exchange markets and also fluctuations of the Renminbi. Increased fluctuations of the Renminbi could adversely affect the value in foreign currency terms of cash flow generated from our operations or any dividends payable on our shares and ADSs, and therefore the price of our shares and ADSs. Any future Renminbi devaluations could also increase our equipment importation costs or lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities, thereby adversely affecting our profitability. For further information on our foreign exchange risks and certain exchange rates, see “Exchange Rate Risk” under Item 11.

Uncertainties in the PRC legal system could limit the legal protections available to us and to foreign investors and materially and adversely affect our financial condition, results of operations and growth prospects.

Our wholly owned operating subsidiary, CUCL, is organized under the laws of PRC and is generally subject to laws and regulations applicable to foreign-invested enterprises in China. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have limited precedential value. The PRC Government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, property, taxation and trade. However, because some of these laws, rules and regulations remain relatively untested, and because of the relatively limited volume of published cases and their non-binding nature, interpretation and/or enforcement of these laws and regulations involves uncertainties, which may limit the remedies available to you as an investor and to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in costs and diversion of resources and management attention. Therefore, the protection provided by the PRC legal system may not be the same as the legal protection available to investors in the United States or elsewhere. Furthermore, various uncertainties involved in the rulemaking, interpretation and enforcement process of the laws, regulations and rules in China that are related to our business operations, in particular, those in respect of telecommunications and enterprise income tax, may also materially and adversely affect our financial condition, results of operations and growth prospects.

You may experience difficulties in effecting service of legal process and enforcing foreign court judgments against us and our management in China and the ability of U.S. authorities to bring actions in China may also be limited.

Most of our current operations are conducted in China and most of our assets are located in China. In addition, four out of nine of our current directors and all of our current executive officers reside within the PRC, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court judgments. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China of judgments of a court of the United States or any other jurisdiction, including judgments against us or our directors, executive officers, underwriters or experts, may be difficult or impossible. In addition, the U.S. Securities and Exchange Commission, or the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in China.

Natural disasters and health hazards in China may severely disrupt our business and operations and may severely restrict the level of economic activities in affected areas, which in turn may have a material adverse effect on our financial condition and results of operations.

Natural disasters such as earthquakes, snowstorms and floods may result in significant and extensive damage to our base stations and network equipment. Moreover, certain countries and regions, including China, have encountered incidents of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, influenza A (H1N1) and most recently COVID-19. See “ — Risks Relating to Our Business — Our business may be materially and adversely affected by the coronavirus pandemic.” In addition, in 2019, certain areas of China suffered from natural disasters including typhoons, floods, mountain torrents, mudslides and landslides, and these natural disasters caused extensive damage to our network equipment, including our base stations and optical fiber networks, in the affected areas. We are unable to predict the effect, if any, that any other future natural disasters and health hazards may have on our business. We may face additional health care challenges as a result of public health crises, pandemics or epidemics. For example, there is a risk that the recent COVID-19 pandemic may significantly impair the health of our employees. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

Our investors do not have the benefit to rely on the Public Company Accounting Oversight Board inspection of our independent registered public accounting firm.

As a company registered with the SEC, and traded publicly in the United States, our independent registered public accounting firm is required by the laws of the United States to be registered with the Public Company Accounting Oversight Board, or the PCAOB, and undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. The PCAOB, however, is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China where the documentation of such audit work is located in China. Accordingly, our independent registered public accounting firm’s audit of our operations in China is not inspected by the PCAOB currently.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On February 19, 2020, the SEC and the PCAOB issued another joint statement on their ongoing discussion with leading accounting firms about these issues. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem. Should we be required by the U.S. regulators to adopt any remedial measures in this regard, we may suffer reputational damages and would have to spend additional resources to comply with such measures, which may adversely impact our trading price and our financial condition.

In June 2019, a bipartisan group of lawmakers introduced the Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act, or the EQUITABLE Act, in both houses of the U.S. Congress to require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The EQUITABLE Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges (including the New York Stock Exchange) of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation would be enacted. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected.

Proceedings instituted by the SEC against certain China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In January 2014, Judge Cameron Elliot, a SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

Had the settlement terms not been adhered to, Chinese member firms of “Big Four” accounting firms could have been suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another registered public accounting firm to audit and issue an opinion on our financial statements. A delinquency in our filings with the SEC may result in NYSE initiating delisting procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospect.

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

We were incorporated under the laws of Hong Kong on February 8, 2000 under the predecessor of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), or the Companies Ordinance, as a company limited by shares under the name “China Unicom Limited”. In connection with the telecommunications industry restructuring initiated by the MIIT, the National Development and Reform Commission, or the NDRC, and the MOF, in 2008 as discussed below, we merged with China Netcom and changed our name to “China Unicom (Hong Kong) Limited” with effect from October 15, 2008. Following our merger with China Netcom, we became an operator providing a full range of telecommunications services, including mobile and fixed-line services, in China.

Our registered office and principal executive offices are located at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (telephone number: 852-2126-2018). Our agent for service of process in the United States is Corporation Service Company located at 1090 Vermont Avenue N.W., Washington, D.C. 20005. Our website is http://www.chinaunicom.com.hk. Information on that website is not a part of this annual report on Form 20-F.

The SEC maintains a website at http://www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

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

Set forth below is our shareholding structure as of April 15, 2020.

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

In October 2015, we, through our wholly owned subsidiaries, CUCL and Unicom New Horizon, entered into a transfer agreement with (i) China Mobile Communication Company Limited, a subsidiary of China Mobile, and its 31 subsidiaries, (ii) China Telecom Corporation Limited, a subsidiary of China Telecom, (iii) China Reform Holdings Corporation Limited, a wholly State-owned company, and (iv) the Tower Company, pursuant to which we, China Mobile and China Telecom sold certain telecommunications towers and related assets to the Tower Company, the Tower Company would issue and allot shares in the Tower Company and/or pay certain cash as consideration for such transfers, and China Reform Holdings Corporation Limited agreed to subscribe for new shares in the Tower Company in cash. Following the completion of the transaction, the Tower Company was owned by China Mobile, China Telecom, China Reform Holdings Corporation Limited and us with an ownership interest of approximately 38%, 27.9%, 6% and 28.1%, respectively. The Tower Company completed its initial public offering and listed on the main board of the HKSE in August 2018, and as a result, our equity interest in it was diluted. As of April 15, 2020, we, through CUCL, owned approximately 20.65% equity interest in the Tower Company.

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

Furthermore, as part of the Mixed Ownership Reform Plan, the A Share Company appointed representatives from the certain strategic investors to serve as directors. In February 2018, senior executive officers of Baidu, Tencent, Alibaba, JD.com and China Life Insurance were appointed as directors of the A Share Company. A more diversified board of directors is expected to improve the corporate governance of the A Shares Company, which is part of the main purpose of the Mixed Ownership Reform Plan. However, as there is substantial uncertainty with respect to our cooperation with strategic investors and the improvement in our incentive system, we cannot assure you that these benefits will be achieved as expected. See “D. Risk Factors — Risks Relating to Our Business — The benefits that we expect to enjoy relating to the mixed ownership reform of our ultimate controlling shareholder, Unicom Group, are subject to substantial uncertainty” under Item 3.

In connection with the Mixed Ownership Reform Plan, the A Share Company and Unicom Group, mainly using the funds from the Mixed Ownership Reform Plan to make capital contributions into Unicom BVI, our direct controlling shareholder. Upon completion of such capital contribution, Unicom BVI entered into the Share Subscription Agreement with us on August 22, 2017, pursuant to which Unicom BVI agreed to subscribe for a maximum of 6,651,043,262 newly issued shares of us, or the Subscription Shares, at the subscription price of HK$13.24 per share, or the Subscription. In November 2017, after all conditions precedent to the subscription have been satisfied, we have completed the allotment and issuance of the Subscription Shares, as a result of which an aggregate of 6,651,043,262 new shares have been issued for cash consideration of HK$13.24 per share to Unicom BVI and the gross proceeds of the Subscription amounted to approximately HK$88,059.81 million. See “B. Related Party Transactions — The Share Subscription by Unicom BVI in Relation to the Mixed Ownership Reform Plan” under Item 7 for information concerning the Subscription. The proceeds from the Subscription have mainly been used to upgrade our 4G network capabilities, develop technology and launch trial programs in relation to 5G network, develop innovative businesses and repay bank loans.

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous three years and those planned for 2020. We currently do not have any significant divestiture in progress.

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

In 2019, our total revenue was RMB290.5 billion, of which our total service revenue increased by 0.3% from RMB263.7 billion in 2018 to RMB264.4 billion in 2019 and our total sales of telecommunications products decreased by 3.9% from RMB27.2 billion in 2018 to RMB26.1 billion in 2019.

Telecommunications Services

Our telecommunications services primarily include mobile services and fixed-line services. We charge voice usage and monthly fees for our mobile voice services and fixed-line voice service. Our service revenue from voice usage, monthly fees and interconnection fees decreased by 13.5% from RMB53.4 billion in 2017 to RMB46.2 billion in 2018, and further decreased by 14.9% to RMB39.3 billion in 2019. As a percentage of total revenue, such service revenue decreased from 19.4% in 2017 to 15.9% in 2018, and further decreased to 13.5% in 2019. Our service revenue from other telecommunications services, including mobile non-voice services, fixed-line broadband access services, transmission lines usage and associated services, fixed-line data and Internet application services and fixed-line other services, increased by 11.2% from RMB195.6 billion in 2017 to RMB217.5 billion in 2018, and further increased by 3.5% to RMB225.1 billion in 2019. As a percentage of total revenue, such service revenue increased from 71.2% in 2017 to 74.8% in 2018, and further increased to 77.5% in 2019.

Mobile Services

Our mobile services consist of GSM, 3G, 4G and 5G services. In recent years, we have focused on 4G services. Our 4G services adopt two major variants of 4G LTE technologies, being the Time Division LTE technology, or TD-LTE, and the Frequency-Division LTE technology, or LTE-FDD. We also commercially launched our 5G services in October 2019 and rolled out the brand “5Gn” to promote our 5G services. We share the 5G networks with China Telecom which operate at 3400-3500 MHz and 3500-3600 MHz frequency bands. Our mobile services primarily consist of mobile voice services and mobile non-voice services. Our mobile voice services enable our subscribers to make and receive phone calls, including local calls, domestic long-distance calls, international, Hong Kong, Macau and Taiwan long-distance calls, intra-provincial roaming, inter-provincial roaming and international roaming, with a mobile handset at any point within the coverage area of our mobile telecommunications networks. Our mobile non-voice services primarily include (i) mobile data services, (ii) mobile data and Internet application services, such as big data and Internet of things, or IoT, services, and (iii) other mobile services, for example, value-added services, including SMS, mobile reading, mobile music and “WO App Store”, and other services.

The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2017	2018	2019(6)
Number of mobile billing subscribers (in thousands)(1)	284,163	315,036	318,475
Estimated market share of mobile billing subscribers(1)(2)	20.0%	20.4%	19.9%
Mobile billing subscribers ARPU (in RMB)(1)(3)	48.0	45.7	40.4
Number of 4G subscribers (in thousands)(1)	174,876	219,925	253,766
4G subscribers ARPU (in RMB)(1)(4)	63.4	53.3	44.5
4G subscribers DOU (in megabytes)(1)(5)	4,522	8,853	10,947

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

(6)	Data of our mobile billing subscribers includes data of the subscribers of our 5G services, which were commercially launched in October 2019.

Mobile Billing Subscribers

Our total number of mobile billing subscribers increased by 1.1% from 315.0 million as of December 31, 2018 to 318.5 million as of December 31, 2019. Mobile billing subscribers are referred generally to subscribers who have revenue contribution in the December of the relevant years. The increase in the total number of mobile billing subscribers was primarily due to the increase in our 4G subscribers which mainly comprised of the newly acquired subscribers and the subscribers migrated from our existing subscribers of 2G and 3G services. The ARPU of our mobile billing subscribers decreased from RMB45.7 in 2018 to RMB40.4 in 2019. The decrease in our ARPU was mainly due to the negative effect of (i) implementation of the PRC Government’s policy of increasing network speed and reducing tariffs, (ii) intensifying market competition and (iii) growth slowdown of the overall 4G market.

4G Subscribers

The total number of our 4G subscribers increased from 219.9 million as of December 31, 2018 to 253.8 million as of December 31, 2019. 4G subscribers are referred generally to subscribers who possess 4G handsets, use our 4G networks and have revenue contribution in the December of the relevant years. The increase in our total number of 4G subscribers was primarily due to (i) our differentiated 4G products offerings, which comprise a broad selection of basic package service plans and customizable options to meet customers’ diversifying demands of products and services; and (ii) our Internet-based marketing initiatives which effectively reached customers through data-driven precise targeting, marketing covering all usage scenarios and diversified means of delivery and established our innovative and cost-effective touchpoint networks with a broad customer coverage.

Fixed-Line Services

We are a leading fixed-line broadband and communications operator in northern China. We offer a wide range of fixed-line services nationwide in China, including (i) fixed-line broadband access services, (ii) fixed-line voice services, (iii) transmission lines usage and associated services, (iv) data and Internet application services, and (v) fixed-line other services.

Fixed-Line Broadband Access Services

Fixed-line broadband access services are one of our emphases as part of our strategic development. The growth in fixed-line broadband access services has been driven by the increasing affordability and rising use of personal computers and other Internet access devices, gradual recognition by businesses of the importance of information and the proliferation of content and applications, such as online games and video-on-demand. We are a leading provider of fixed-line broadband access services in our fixed-line northern service region and we seek to maintain this leading position by capitalizing on our extensive high-speed fixed-line network, large customer base, experienced sales force, established brand and strategy of multi-service bundling.

In 2019, we focused on the integration of our fixed-line broadband services, mobile services and smart hardware products. We optimized our broadband service packages with high-bandwidth and enriched video content portfolio, rolled out a number of new smart home service offerings, and promoted our high quality gigabit broadband services in selected cities. We also enhanced our penetration into more household customers by cooperating with Internet companies and other enterprises under our innovative marketing models such as the 2I2H (to-Internet Company-to-Household) and 2B2H (to-Business-to-Household) models. As of December 31, 2019, our fixed-line broadband subscribers increased by 3.2% to approximately 83.4 million, of which subscribers with 100Mbps-and-above bandwidth accounted for 82% of all fixed-line broadband subscribers, representing an increase of 6.8 percentage points from the end of 2018. Our fixed-line broadband access ARPU decreased by 6.7% from RMB44.6 in 2018 to RMB41.6 in 2019 primarily due to (i) implementation of the PRC Government’s policy of increasing network speed and reducing tariffs and (ii) intensifying market competition.

Fixed-Line Voice Services

Our fixed-line voice services primarily consist of local voice, domestic long-distance, international long-distance and interconnection services. Along the continuous migration of users from fixed-line voice services to mobile services, the number of our fixed-line local access subscribers was 60.0 million, 55.9 million and 54.2 million as of December 31, 2017, 2018 and 2019, respectively.

Transmission lines usage and associated services

We are a leading provider of data communications services in our fixed-line northern service region. We offer data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer transmission line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators. In 2019, we continued to offer full-scale data communications services to international operators and domestic and international corporate customers. We have also improved our capabilities to offer cross-border data communications and integrated information services.

Fixed-Line Data and Internet Application Services

We offer fixed-line data and Internet application services, such as Internet data center, or IDC, cloud computing, information technology services and other services. In 2019, we developed our integrated cloud and network operation services targeting at enterprise and government customers which featured cross-regional transmission, data and cloud services. As of December 31, 2019, we have developed the premium smart network service for enterprise and government customers covering 31 provinces and 220 cities. In addition, our cloud network has achieved the end-to-end transmission serving dynamic and flexible bandwidth on demand. We continued to implement our new integrated sales model “Cloud + Smart Network + Intelligent Application” targeting at government and enterprises, which led to substantial growth in our IDC and cloud computing services. As of December 31, 2019, we had approximately 516 IDC nationwide, 234,000 racks supporting our IDC services, and 170T IDC bandwidth, and, additionally, the resource pool of our “WO” platform consists of 41 public resource pools and 46 private cloud resource pools, with storage capacity of 26PB, Internet capacity of 1,700G and computing capacity of 850,000 cores. Furthermore, the COVID-19 outbreak also accelerated the demand for online, intelligent and cloud-based services, thereby creating new opportunities for us. In 2020, we innovated our Internet application service offerings and rolled out a number of services utilizing 5G, cloud and other technologies.

Fixed-Line Other Services

Our fixed-line other services primarily include fixed-line voice value-added services, installation of fixed-line equipment services, Internet hosting services, telecommunications equipment and real property leasing services and other services.

Sales of Telecommunications Products

Our sales of telecommunications products primarily comprise sales of mobile handsets, fixed-line terminals and accessories. Revenue from our sales of telecommunications products decreased by 3.9% from RMB27.2 billion in 2018 to RMB26.1 billion in 2019, which accounted for 9.3% and 9.0% of our total revenue in 2018 and 2019, respectively.

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

Roaming

We provide roaming services, which allow our subscribers to access our mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements. As of March 31, 2020, we had roaming arrangements for (i) GSM international voice and SMS services with 618 operators in 253 countries and regions, (ii) GPRS international inbound data services with 547 operators in 217 countries and regions and for GPRS international outbound data services with 498 operators in 224 countries and regions, (iii) 3G services with 456 WCDMA operators in 179 countries and regions, (iv) 4G international inbound data services with 267 operators in 137 countries and regions and for 4G international outbound data services with 253 operators in 158 countries and regions, and (v) 5G NSA international inbound data services with five operators in three countries.

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

•	base station controllers, which connect to, and control, the base stations;

•	mobile switching centers, which control the base station controllers and the routing of telephone calls; and

•	a bearer network and a transmission network, which links the mobile switching centers, base station controllers, base stations and the public switched telephone network.

We have deployed GSM, WCDMA, LTE and 5G mobile networks. Our 2G, 3G and 4G mobile network mainly operates at 900 MHz, 1800 MHz and 2100MHz frequency bands for FDD network, and we own the frequency band of 3500-3600MHz for operating our 5G mobile network. In the future, we also plan to refarm 2x25Mhz of spectrum in 2100 MHz frequency band for 5G networks. In 2016, Unicom Group was granted the approval to refarm all frequency bands for FDD network to deploy LTE network. By end of 2019, Unicom Group owned 2x61 MHz of spectrum in the frequency bands for FDD network, of which Unicom Group has deployed LTE network and UMTS network using 2x6 MHz of spectrum in the 900 MHz frequency band. Unicom Group has deployed LTE network and GSM network using 2x30 MHz of spectrum in 1800 MHz frequency band and LTE network and UMTS network using 2x25 MHz of spectrum in 2100 MHz frequency band. In January 2020, Unicom Group has also obtained 2x5 MHz of spectrum in the 900 MHz frequency band for LTE, NB-IoT and eMTC networks. Most parts of the 2555-2575 MHz frequency band initially allocated to Unicom Group for TD-LTE network have been returned to the PRC government by end of July 2019. Unicom Group also has deployed part of the TD-LTE network using 2300-2320 MHz frequency band (limited to indoor network).

Unicom Group was granted by the MIIT with the permit to operate 5G digital cellular mobile communications service and the approval to authorize CUCL to operate 5G mobile communications service nationwide in Mainland China in June 2019. In order to efficiently expand our 5G network coverage and capacity, improve our operating efficiency and enhance our competiveness in the 5G market, while lowering our cost for the construction, operation and maintenance, on September 9, 2019, we, through our wholly owned subsidiary, CUCL, entered into a framework agreement with a subsidiary of China Telecom, China Telecom Corporation Limited, in relation to the cooperation on building and sharing of 5G access networks. Pursuant to such framework agreement, we and China Telecom agreed to (i) jointly build the 5G access networks nationwide, and we and China Telecom each will be responsible for the construction, operation and maintenance of the 5G access networks in different designated geographic areas and bear the respective construction, operation and maintenance costs; and (ii) jointly share the 5G spectrum resources and 5G access networks nationwide with a wide coverage, matching capacity, good quality and standard services. While we and China Telecom will cooperate on the building and sharing of 5G access networks under such framework agreement, the core networks of the 5G networks will be independently constructed by each of us and China Telecom. Our and China Telecom’s ownership of respective subscribers will remain unchanged, and we and China Telecom will continue to maintain independent brands and business operation. In respect of settlement under such framework agreement, based on the principle that parties shall not make a profit from such settlement, we and China Telecom will formulate reasonable and streamlined settlement arrangement, following fair and equitable market practices, to maximize the benefits of cooperation for both parties and maintain a sustainable cooperation. Under such framework agreement, we and China Telecom share consecutive 200 MHz frequency bands at 3400-3600 MHz frequency bands, which are mainly deployed for 5G network coverage of urban areas. Meanwhile, we plan to facilitate the refarming of 2.1 GHz spectrum for broader 5G network coverage. We and China Telecom have launched the construction of the 5G networks pursuant to such framework agreement. As of December 31, 2019, we had more than 60,000 5G base stations available for use, of which more than 40,000 5G base stations were constructed by us. In February 2020, we were also granted with the license to share the 3300-3400MHz frequency bands nationwide with China Telecom and China Broadcasting for 5G network coverage of indoor areas.

We focused on the development of our “5G + 4G” premium network. We have expanded the depth and width of our 4G network coverage, optimized our network structure, and facilitated the development of SDN, virtual, cloud-based and smart networks. As of December 31, 2019, our 4G network base stations reached 1.41 million.

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

We have integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. In addition, by adding seven national Internet backbone nodes, we further increased our Internet bandwidth, and our broadband network capacity was substantially enhanced. By the end of 2019, the number of fixed-line broadband access ports increased from 215 million to 221 million, of which the number of access ports with FTTH accounted for 85% of total broadband access ports. As of the end of 2019, our international submarine cable resource capacity reached 34T, while our international outbound Internet capacity reached 3.2T with a homebound bandwidth of 2.8T.

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

Leveraging our integrated online and offline operation system, we achieved express matching and delivery of orders and also enhanced management of key steps of our order fulfillment process. We efficiently improved our overall order conversion rate through enhancing the conversion rate of online orders. We distribute our services through a variety of distribution channels, consisting of (i) self-owned channels, including proprietary sales outlets and direct sales forces targeting retail and corporate customers, (ii) social channels, including cooperative sales outlets, exclusive sales outlets and agency sales outlets, and (iii) online channels, including self-owned and third-party channel online e-stores.

In 2019, we continued to implement our integrated online and offline marketing strategy to promote our brand, services and products. In addition to our offline marketing activities, we actively developed our online marketing initiatives to effectively reach customers through precise targeting driven by big data, sales and marketing covering all usage scenarios and diversified means of delivery, and to establish our innovative and cost-effective touchpoint networks with a broad customer coverage. We have focused on improving the market recognition of our new brand “5Gn” to promote our 5G business, promoting our business in key segmented markets, and expanding our data and Internet application business under the integrated marketing model featuring “Cloud + Smart Network + Intelligent Application.” We also improved our customer experience and enhanced the operation efficiency through developing products targeting at mid- to high-end customers while phasing out products with low efficiency, enhancing our ability in centralized, precise and targeted operation, as well as building up our Internet-based operation and marketing systems.

Customer Services

We provide customer services through our nationwide sales outlets, hotline number “10010”, online sales outlets, SMSs, handset online stores, self-service platforms, official micro-blog, WeChat and other channels. Our customer services typically include inquiries, service initiation and termination, and response to reports of mechanical malfunction as well as customer complaints and suggestions. We provide customer services to our customers travelling outside of China via a dedicated international roaming service hotline number “18618610010” 24 hours per day, seven days per week. We implement relevant procedures to ensure that our customer services are provided in a timely manner. For instance, to the extent that we are unable to address certain of our customer’s inquiries via our customer hotline, we will make commitments to our customers that we will provide response to their inquiries within a specified timeframe.

We proactively develop and improve our Internet-based customer services. We also continue to improve our customer service system and operations, customer retention and customer service quality. We have launched various initiatives to enhance our customer experience by customer service follow-up calls and regular greetings to customers. Leveraging our centralized IT system, once our customers’ information has been recorded in the system, they will be able to access our principal services from our sales outlets across the country, regardless of the original region of subscription of the customers.

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

Information Systems

We have established multiple information technology support systems in our headquarters as well as in each province, autonomous region and municipality and comprehensive information systems in each province, autonomous region and municipality to support our business and management. For business support, we have established core systems composed of a cloud-based customer relationship management system, a comprehensive billing and accounting system and an e-commerce system to support our business operations. Leveraging our business middle-office support, our innovative online marketing strategies further improved customers’ perception of our services. We also upgraded our IT framework and established an API opening platform, to facilitate cooperation with our business partners. In addition, we continued to enhance our independent research capability and we independently developed 50.5% of our core business support system. Furthermore, we have established integrated systems, such as integrated business support system for government and enterprise customers, integrated channels management system, integrated account settlement system and integrated partnership management system to achieve integrated and centralized management of our businesses and enhance our sales and service capabilities through electronic channels. We also utilized a proprietary cloud-based IT ecosystem that integrates the research and development activities of our headquarters and provincial branches and significantly improves our operational efficiency while lowers the costs. For our management support, we focused on the construction of our intelligent financial data sharing system to enhance the efficiency of our internal financial data sharing. For our internal data service capabilities, we have launched the data middle office construction to compile all operational data of our business support systems, support our appraisal management and operational analysis with data, as well as optimize our business operation. For the development of new businesses, we have reformed a number of centralized IT systems to support our 5G commercialization.

Research and Development

We focus on technology innovation in coordination with our various business departments in order to provide technical support for our business development. Our R&D activities are focused primarily on fixed-line and mobile technologies and their further development, 5G, the sixth generation mobile telecommunications, and future generations of network technologies, cloud computing, big data, IoT, AI, SDN and NFV, network and information safety, data center, operational maintenance and business development of value-added services. In addition, part of our research and development requirements is fulfilled by our ultimate controlling shareholder, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below. In 2019, our primary R&D efforts were focused on the development of 5G network, terminals, technologies and its applications, the initiatives of “Big Video, ” smart city, and intelligent operation of networks, as well as our middle-office R&D support systems.

With respect to the commercialization of 5G technologies, we carried out extensive trials and tests of the network organizing plans for non-standalone (NSA) mode, standalone (SA) mode and NSA/SA dual mode, planned for the 5G infrastructure system such as the deployment of macro and micro base stations, developed solutions adaptable to different usage scenarios, and facilitated the collaborative development of both 5G network and 5G terminals. We conducted comprehensive research and verification of the network coverage and capacity of 5G New Radio, or 5G NR, in the 3.5GHz band, developed solutions for 5G coverage in indoor and metro areas, and also explored the commercial applications of 5G network slicing and the offering of 5G private network products. Furthermore, we introduced a number of key 5G technologies, including the dynamic sharing of spectrum, 2.1GHz wide bandwidths, and FDD Massive MIMO (multiple-input multiple-output) solutions. We were also the first in the industry to introduce the transition plan to refarm the 2.1GHz spectrum for 5G NR deployments.

We facilitated our cooperation with China Telecom on key aspects of the joint building and sharing of 5G access network. We carried out a comprehensive feasibility study of the cooperation that took into account a number of relevant factors including technology, standard, infrastructure, users’ experience and adjustment of current networks. We also formulated technical solutions for sharing of the spectrum and network, developed and tested various functions of the network and promoted the application of the sharing plan.

We also devoted our R&D resources to innovate and develop our 5G product offerings. We explored the combination of 5G and cloud computing technologies and conducted researches and trials in innovative fields, such as cloud-based virtual reality, broadcasting, live streaming, gaming, self-driving, Internet of cars, drones, healthcare, and education.

Competition

As a result of the telecommunications industry restructuring in 2008, the Chinese telecommunications market now has three key providers of basic telecommunications services — China Telecom, China Mobile and us — in addition to thousands of value-added service providers and other companies that provide telecommunications or related services. We compete with China Mobile and China Telecom in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services. In May 2016, the MIIT granted to China Broadcasting the approval to operate fixed-line broadband business. We may also compete with China Broadcasting in fixed-line broadband business. As Unicom Group, China Mobile and China Telecom were granted the license to operate TD-LTE mobile services by the PRC Government in December 2013, Unicom Group and China Telecom were granted the license to operate LTE-FDD mobile services in February 2015 and China Mobile was granted the license to operate LTE-FDD mobile services in April 2018, we face intensive competition in the 4G services. We also face potential fierce competition as to 5G services. In December 2018, Unicom Group was granted the permit to use the frequency band of 3500-3600MHz for launching the trial of 5G system nationwide in Mainland China, and China Mobile was granted the frequency band of 2515-2675MHz and 4800-4900MHz, and China Telecom was granted the frequency band of 3400-3500MHz. Furthermore, in June 2019, the MIIT granted the permit to operate 5G digital cellular mobile communications service to Unicom Group, China Mobile, China Telecom, and China Broadcasting, respectively.

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

The Tower Company

See “D. Risk Factors — Risks Relating to Our Business — Our business relies on the lease arrangements with the Tower Company as to telecommunications towers and related assets, and we may not be able to achieve the expected benefits from the establishment of the Tower Company and such lease arrangements” under Item 3 and “A. History and Development of the Company — Establishment of the Tower Company and the Disposal of Telecommunications Towers” under Item 4 for information regarding the Tower Company and arrangement regarding telecommunications towers and related assets.

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

In December 2015, we and Telefónica established a joint venture company, Smart Steps Digital Technology Co., Ltd., or Smart Steps, to engage in big data application services in China. In April 2019, JD Digits Technology Holding Co., Ltd, or JD Digits, made a strategic investment in Smart Steps, upon completion of which, we, Telefónica and JD Digits had a shareholding interest of approximately 45.8%, 37.5% and 16.7% in Smart Steps, respectively. The strategic partnership with Telefónica and JD Digits is expected to integrate our big data resources, technologies and capabilities and thus contributing to the big data service capabilities of Smart Steps.

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

On September 9, 2019, we, through our wholly owned subsidiary, CUCL, entered into a framework agreement with a subsidiary of China Telecom, China Telecom Corporation Limited, in relation to the cooperation on building and sharing of 5G access networks. See “— Networks — Mobile Networks” under Item 4 for details.

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

Risk Management and Internal Control

We employ risk management and internal control systems to monitor and facilitate the accomplishment of the our business objectives, safeguard the our assets against loss and misappropriation, respond to natural disasters and other disruptive events, such as cyber-attacks, maintain proper accounting records for the provision of reliable financial information, ensure the our compliance with applicable laws, rules and regulations. Our board of directors is responsible for overseeing the risk management and internal control systems, and reviews the effectiveness of the risk management and internal control systems on an annual basis. Our Internal Control and Risk Management Department evaluates and manages our risk exposures and implements and updates our internal control measures in response to the constantly evolving regulatory requirements and business needs of our Company. However, our risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

In addition, we also maintain insurance with respect to our facilities, equipment and inventories, which covers, subject to some limitations, various risks, including fire, typhoons, earthquakes and other risks generally up to the respective policy limit for their replacement values and lost profits due to business interruption. However, there is no assurance that insurance will fully cover any losses and our emergency response plans will be effective in preventing or reducing losses in the future. See “D. Risk Factors — Risks Relating to Our Business — Interruptions to our networks and operating systems or to those with which we interconnect, including those caused by natural disaster and service maintenance and upgrades, may disrupt our services and operations and may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects” under Item 3.

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

Furthermore, personal privacy, information security, and data protection are increasingly significant issues in China and other jurisdictions in which we operate. In China, the regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. For example, in addition to the Cybersecurity Law, the PRC Government also published Information Security Technology — Personal Information Security Specification in 2018, setting forth detailed guidelines on the collection, utilization and retention of personal information and privacy protection, and Identification Methods for Illegal Collection and Use of Personal Information by Apps in 2019, stipulating standards for determining illegal acts of collecting and using personal information through mobile applications. In addition, regulators in other jurisdictions in which we operate are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data as well. These laws and regulations could significantly increase our cost of compliance and associated risk.

In response to the evolving cybersecurity laws and regulations, we have employed risk management and internal control systems to safeguard us against cyber-attacks and to comply with laws and regulations related to cybersecurity. We have adopted various measures, including, among other things, (i) continuously strengthening our data security capabilities, such as improving our data encryption, protection of critical information infrastructure and security of supply chain of the information technology products and services; (ii) establishing our data protection compliance policies and guidelines, including training on crisis management and compliance of cybersecurity laws and regulations; (iii) self-examining potential risks and weakness of our data system and updating our private policy; (iv) enhancing our real-time monitoring and alarm reporting system and implementing an emergency action plan to allow us to act responsively and minimize our losses in the event of an emergency; and (v) continuously improving our compliance efforts through enhanced sharing of relevant knowledge internally and externally.

We strive to monitor and comply with all applicable laws, regulations, policies and legal obligations relating to cybersecurity. As of April 15, 2020, we have not been subject to any material cyber-attacks or incidents, individually or in the aggregate, that had or would expected to have a material adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto. However, as the regulatory landscape of cybersecurity is subject to substantial uncertainty, we cannot assure you that we will always be in compliance with laws and regulations related to cybersecurity or we will not be held liable for cyber-attacks that committed against us. See “D. Risk Factors — We face risks associated with our Internet-related services” under Item 3.

Anti-Unfair Competition Law

In January 2018, the amended Anti-Unfair Competition Law of the People’s Republic of China, or Anti-Unfair Competition Law, came into effect. It revised and expanded the scope of unfair competitive acts which include, among others, a network operator’s interference with and destruction of products or services provided by other operators. It also strengthened the protection of trade secrets and enhanced supervision over and penalties on unfair competitive acts. The Anti-Unfair Competition Law was further amended in April 2019 to enhance the protection of trade secrets. The amendments expanded the scope of infringing activities, enlarged the scope of infringers to include individuals and entities, and also increased the amount of compensation by introducing punitive damages against trade secret infringement carried out with malicious intent and increasing the maximum amount of statutory compensation.

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

Licensing

The PRC Government licenses telecommunications businesses in accordance with their classification. Telecommunications businesses are currently classified into two broad categories of basic services and value-added services. An appendix to the Telecommunications Regulations divides each of the two categories into further sub-categories. The MIIT promulgated the Telecommunications Service Catalogue (2015 edition), or the 2015 Catalogue, which took effect on March 1, 2016 and was amended in June 2019. According to the amended 2015 Catalogue:

•	basic telecommunications services are classified into Category I basic telecommunications services and Category II basic telecommunications services.

•

Category I basic telecommunications services include fixed-line telecommunications services (including fixed-line local, domestic long-distance and international long-distance telecommunications services and services related to maintaining international telecommunications facilities), cellular mobile telecommunications services (including 2G digital cellular mobile telecommunications services, 3G digital cellular mobile telecommunications services, LTE/4G digital cellular mobile telecommunications services and 5G digital cellular mobile telecommunications services), Category I satellite telecommunications services (including satellite mobile telecommunications and satellite fixed-line telecommunications services), Category I data communications services (including Internet international data telecommunications, Internet domestic long-distance data telecommunications, Internet local data telecommunications and International data communications services) and IP telephone services (including domestic and international IP telephone services).

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

Spectrum and Network Number Resources

The MIIT is responsible for the management of the wireless radio frequency spectrum and the allocation of frequencies within the spectrum. The frequency assigned to a telecommunications operator may not be leased or transferred without the MIIT’s approval. In June 2017, the NDRC and the MOF jointly announced new frequency usage fees: (i) for the nationwide frequency bands, an annual rate of RMB16 million per MHz is charged for frequency bands below 960MHz, an annual rate of RMB14 million per MHz is charged for frequency bands between 960MHz and 2300MHz, and an annual rate of RMB8 million per MHz is charged for frequency bands above 2300MHz; (ii) for the frequency bands used in each province, an annual rate of RMB1.6 million per MHz is charged for frequency bands below 960MHz, an annual rate of RMB1.4 million per MHz is charged for frequency bands between 960MHz and 2300MHz, and an annual rate of RMB0.8 million per MHz is charged for frequency bands above 2300MHz; (iii) for the frequency bands used in each city, an annual rate of RMB160,000 per MHz is charged for frequency bands below 960MHz, an annual rate of RMB140,000 per MHz is charged for frequency bands between 960MHz and 2300MHz, and an annual rate of RMB80,000 per MHz is charged for frequency bands above 2300MHz. In April 2018, the NDRC and the MOF jointly announced a reduction in frequency usage fees for frequency bands above 3000MHz: (i) for the nationwide frequency bands, the annual rate charged for frequency bands between 3000MHz and 4000MHz is reduced from RMB8 million to RMB5 million per MHz, the annual rate charged for frequency bands between 4000MHz and 6000MHz is reduced from RMB8 million to RMB3 million per MHz, and the annual rate charged for frequency bands above 6000MHz is reduced from RMB8 million to RMB0.5 million per MHz; and (ii) for the frequency bands used in each province, autonomous region and municipality, the annual rate charged for frequency bands between 3000MHz and 4000MHz is reduced from RMB0.8 million to RMB0.5 million per MHz. The NDRC and the MOF also announced that, for the first three years after grant of the permit to use the 5G frequency band, there will be no charge of frequency usage fee; from the fourth year to the sixth year, the frequency usage fee will be charged at 25%, 50% and 75% of the standard frequency usage fee prescribed by relevant authority; and from the seventh year onwards, the frequency usage fee will be charged at 100% of the standard frequency usage fee prescribed by relevant authority. For the public frequency bands with a limited scope of usage (such as limited to indoor usage), the frequency usage fee will be charged at 30% of the standard frequency usage fee prescribed by relevant authority.

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

In May 2015, the PRC government introduced the PRC Government’s policy of increasing network speed and reducing tariff. In response to such policy, we have since then offered discounts to our tariff plans. In addition, in October 2015, we launched our mobile data carry-over programs, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge. Furthermore, in light of the national policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province issued in April 2015 by the PRC Government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. Since May 2017, we substantially reduced Internet private line access tariff for small and medium enterprises customers and international long-distance call tariff. In addition, in September 2017, we ceased charging mobile handset subscribers domestic long-distance and roaming fee. In response to the guidance to further implement the “speed upgrade and tariff reduction” policy, we (i) have reduced the per unit price of mobile data and fixed-line broadband for more than 30% in 2018, (ii) reduced the per unit price of Internet broadband services for small and middle-sized business for more than 10% in 2018, (iii) greatly reduced international mobile data roaming fees, and (iv) ceased charging domestic mobile data roaming fees since July 2018. On August 23, 2018, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Further Regulating the Marketing Behavior of Telecommunications Tariff, effective from August 23, 2018. This Notice encourages the telecommunications operators to offer tiered pricing scheme, which offers deeper discount to tariff plans with increased data usage by users. Pursuant to this Notice, telecommunication operators should strive to simplify their pricing structures, offer corresponding service plans for each fee item if package plans are offered, specify the structure of fees, fee items and fee standards, and fulfill operators’ obligations to remind its customers of the restrictive conditions, validity periods, charging principle of the plans, among other noteworthy matters, when promoting such plans. In addition, the operators shall ensure customers with the same trading conditions afforded identical rights to choose their tariff plan. In March 2019, the PRC government, in its 2019 work report, introduced further “speed upgrade and tariff reduction” measures, including directives to (i) further reduce the broadband tariffs for small and medium enterprises by 15% on average and the tariffs for handset data by no less than 20% on average, and (ii) implement mobile number portability programs, which allow customers to switch mobile carriers while retaining their numbers, in Mainland China by the end of 2019. In 2019, we continued to implement the “speed upgrade and tariff reduction” policy and launched more preferential tariff plans. For example, we significantly reduced the unit price of our mobile data service and the broadband tariffs for small and medium enterprises in 2019.

As we may have to devote substantial resources, incur significant expenses and make strategic decisions on or adjustment of operation strategies in order to meet with these requirements, our compliance with the “speed upgrade and tariff reduction” policy may have an adverse effect on our financial condition, results of operations and growth prospects. See “D. Risk Factors — Risks Relating to Our Business — Adjustments in our charges for telecommunications services and products may have a material adverse effect on our financial condition and results of operations” under Item 3.

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

Most of the standards used in the Chinese telecommunications industry are generally based on the standards issued by nine international organizations for telecommunications standards, including International Telecommunications Union, 3rd Generation Partnership Project, Groupe Speciale Mobile Association and Global Certification Forum, with more specific requirements made in light of China’s particular telecommunications industry. On the basis of the technical standards used in China’s telecommunications industry, we may formulate our own enterprise technical standards based on our own needs and issue additional requirements for telecommunications equipment in order to meet our operational needs. All telecommunications equipment purchased by China’s telecommunications operators must have been granted a network access license issued by the MIIT and must meet the standards set forth by the relevant operators.

Quality of Services

Under the Telecommunications Regulations, the MIIT and the relevant provincial telecommunications administrations are responsible for supervising and monitoring the quality of services provided by telecommunications operators in China. Under the Telecommunications Regulations, customers of telecommunications operators have the right to submit their complaints to the MIIT and the relevant provincial telecommunications administrations or other relevant government authorities. In addition, the MIIT, together with other governmental authorities, has taken measures to prompt telecommunications operators to screen indecent contents and prevent telecommunications fraud carried through their networks.

Universal Services

Telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations promulgated by the PRC Government, and the MIIT has the authority to delineate the scope of its universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with the finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, and we expect to perform our duties thereunder accordingly. In December 2015, the MOF and the MIIT jointly issued the rules regarding the pilot program for universal services to be implemented in certain cities across the PRC. Since then, the MIIT has designated additional cities and villages as participants of the pilot program for universal services in public notice from time to time. Pursuant to the pilot program for universal services, we have completed construction of broadband construction projects in over 14,000 villages by the end of 2019, and we have also completed 4G wireless network universal telecommunications service projects in 2,567 villages in 2019.

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

Sharing of Telecommunications Infrastructure

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

Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit privately-owned enterprises to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. Following the pilot program, the MIIT issued the Notice on Formal Commercialization of Mobile Telecommunications Resale Business in April 2018, pursuant to which the MIIT would accept applications from privately-owned enterprises to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. The MIIT also requires that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar businesses of the mobile networks operators. We have been promoting the sustainable development of the resale business through cooperation to achieve win-win results. As of December 31, 2019, 30 companies purchased mobile services covering approximately 80.9 million end customers from us, accounting for approximately 60% of the total market share as of the same date in terms of the number of end customers.

VAT Applicable to the Telecommunications Services

The PRC Government implemented value-added tax, or VAT, to replace business tax relating to the telecommunications services in China on June 1, 2014. Effective from May 1, 2016, VAT became applicable to all the other industries in China. Effective from May 1, 2018, the rate of VAT applicable to our basic telecommunications services was reduced from 11% to 10%, and the rate of VAT applicable to our sales of telecommunications products was reduced from 17% to 16%. Furthermore, effective from April 1, 2019, the rate of VAT applicable to our basic telecommunications services was reduced from 10% to 9%, and the rate of VAT applicable to our sales of telecommunications products was reduced from 16% to 13%.

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

Others

As a company with substantially all of our operations in China, we, along with our ultimate controlling shareholder, Unicom Group, are subject to various regulations of the PRC Government in addition to those regulating telecommunications industry. PRC regulatory authorities, such as the State Bureau of Taxation, National Audit Office and State Administration for Market Regulation, exercise extensive oversight over various aspects of our businesses and conduct various regular inspections, examinations and/or audits on us and Unicom Group. As required by the relevant PRC laws and regulations, Unicom Group, as one of the key State-owned enterprises under the direct supervision of the SASAC, is also subject to routine audits by the National Audit Office, or the NAO as well as other PRC regulatory authorities.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2019 that requires disclosure in this under Section 13(r) of the Exchange Act of 1934, as amended, except as set forth below.

We or our affiliates, are a party to the international roaming agreements with Mobile Company of Iran, or MCI, and MTN Irancell, or MTN, respectively. In 2019, the estimated gross revenue generated from such inbound international roaming traffic with MCI and MTN was approximately RMB254,500 and RMB28,200, respectively, and the estimated total amount paid to MCI and MTN for the outbound international roaming traffic was approximately RMB45,200 and RMB127,700, respectively. We or our affiliates do not customarily allocate net profit on a country-by-country or activity-by-activity basis, and therefore it is not possible to determine accurately the precise net profits attributable to such transactions with MCI and MTN. We or our affiliate estimate that the net profits attributable to the transactions with MCI and MTN were negligible relevant to our overall net profits. We or our affiliate intend to continue these activities in the future.

C.	Organizational Structure

We are incorporated in Hong Kong and as of April 15, 2020, we were (i) 53.5% owned by Unicom BVI, which was 17.9% owned by Unicom Group and 82.1% owned by the A Share Company, which in turn was 36.7% owned by Unicom Group, (ii) 26.4% owned by Unicom Group BVI, which in turn was 100% owned by Unicom Group, and (iii) 20.1% owned by public shareholders. See “— A. History and Development of the Company” above. Set forth below are details of our significant subsidiaries.

Name of Subsidiary	Place of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
Unicom Vsens Telecommunications Company Limited	China	100%
China Unicom System Integration Limited Corporation	China	100%
China Information Technology Designing & Consulting Institute Company Limited	China	100%
China Unicom Information Navigation Company Limited	China	100%
Unicompay Company Limited	China	100%
China Unicom Online Information Technology Company Limited	China	100%
Unicom Cloud Data Company Limited	China	100%
Unicom Innovation Investment Company Limited	China	100%
Unicom Group Finance Company Limited	China	91%
China Unicom Video Technology Co., Ltd.	China	100%
Unicom Big Data Co., Ltd.	China	100%
China Unicom Internet of Things Corporation Limited	China	100%
China Unicom Leasing Co., Ltd.	China	100%
China Unicom Smart Connection Technology Company Limited	China	68.88%
China Unicom Global Limited	Hong Kong	100%
China Unicom Intelligence Security Technology Corporation Limited	China	100%

D.	Properties

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

The table below sets forth revenue from our major services and their respective percentage of our total revenue in 2017, 2018 and 2019.

	For the Year Ended December 31,
	2017		2018		2019
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	274,829	100.0	290,877	100.0	290,515	100.0
Total service revenue(1)(2)	249,015	90.6	263,683	90.7	264,387	91.0
Voice usage and monthly fees	39,154	14.2	32,486	11.2	26,440	9.1
Broadband and mobile data services	137,133	49.9	148,431	51.0	146,534	50.4
Data and Internet application services	20,074	7.3	26,489	9.1	37,218	12.8
Other value-added services	22,793	8.3	24,606	8.5	21,251	7.3
Interconnection fees	14,233	5.2	13,708	4.7	12,893	4.4
Transmission lines usage and associated services	12,519	4.6	14,178	4.9	15,595	5.4
Other services	3,109	1.1	3,785	1.3	4,456	1.6
Sales of telecommunications products(2)	25,814	9.4	27,194	9.3	26,128	9.0

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

(2)

Revenue from sales of products associated with the ICT business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as revenue from sales of telecommunications products to better reflect the commercial nature of the transactions since 2017.

Our revenue primarily consists of the following:

•	revenue from voice usage and monthly fees, which are recognized when the services are rendered;

•	revenue from the provision of broadband and mobile data services, which are recognized when the services are provided to customers;

•

revenue from data and Internet application services mainly representing revenue from the provision of data storage and application, information communications technology and other Internet-related service, which are recognized upon fulfillment of services obligation;

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

The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2017, 2018 and 2019.

	For the Year Ended December 31,
	2017		2018		2019
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	274,829	100.0	290,877	100.0	290,515	100.0
Costs, expenses and others	272,236	99.1	277,796	95.5	276,348	95.1
Interconnection charges	12,617	4.6	12,579	4.3	11,513	4.0
Depreciation and amortization	77,492	28.2	75,777	26.1	83,080	28.6
Network, operation and support expenses	54,507	19.8	55,077	18.9	43,236	14.9
Employee benefit expenses	42,471	15.5	48,143	16.6	50,516	17.4
Selling and marketing expenses	34,086	12.4	35,170	12.1	33,545	11.5
General, administrative and other expenses(1)	23,080	8.4	27,391	9.4	30,935	10.6
Cost of telecommunications products sold(1)	26,643	9.7	27,604	9.5	26,412	9.1
Finance costs, net of interest income	4,087	1.5	(87)	—	851	0.3
Other income-net	(2,747)	(1.0)	(3,858)	(1.4)	(3,740)	(1.3)

(1)

Revenue from sales of products associated with the ICT business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as revenue from sales of telecommunications products to better reflect the commercial nature of the transactions since 2017. Correspondingly, certain cost of sales of products associated with the ICT business, which was previously recorded as part of the general, administrative and other expenses, has been reclassified as part of the cost of telecommunications product sold since 2017.

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

•

Data and Internet application service revenue, which mainly represent revenue from the provision of data storage and application, information communications technology and other internet-related services, are recognized upon fulfillment of services obligation;

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

Impairment of Non-Financial Assets

We test whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.13 to the audited consolidated financial statements contained elsewhere in this annual report on Form 20-F. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and our results would be significantly affected. Such impairment losses are recognized in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2017, 2018 and 2019.

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

Recently Issued International Financial Reporting Standards

The IASB has issued a number of amendments to IFRSs that are first effective for the current accounting period commencing January 1, 2017 or are available for early adoption. See Note 2.2(c) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Up to the date of issue of our 2019 financial statements, the following amendments, new standards and interpretations have been issued but not yet effective for the annual accounting period ended December 31, 2019 and have not been adopted by us in our 2019 financial statements:

Effective for accounting periods beginning on or after
Amendments to References to Conceptual Framework in IFRS standards	January 1, 2020
Amendments to IFRS 3, “Definition of a business”	January 1, 2020
Amendment to IAS 1 and IAS 8, “Definition of material”	January 1, 2020
IFRS 17, “Insurance Contracts”	January 1, 2021

Operating Results

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

In 2019, we continued to actively develop full-service operation with a focus on 4G services, fixed-line broadband services and data and Internet application services. We also commercially launched our 5G services in October 2019. Our total revenue in 2019 was RMB290.5 billion, remaining stable compared to RMB290.9 billion in 2018. Our revenue from data and Internet application services increased significantly from RMB26.5 billion in 2018 to RMB37.2 billion in 2019, while our revenue from voice usage and monthly fees decreased by 18.6% from RMB32.5 billion in 2018 to RMB26.4 billion in 2019, and our revenue from other value-added services decreased by 13.6% from RMB24.6 billion in 2018 to RMB21.3 billion in 2019.

The table below sets forth the composition of our revenue for the years ended December 31, 2018 and 2019, respectively.

	For the Year Ended December 31,
	2018		2019
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	290,877	100.0	290,515	100.0
Total service revenue	263,683	90.7	264,387	91.0
Voice usage and monthly fees	32,486	11.2	26,440	9.1
Broadband and mobile data services	148,431	51.0	146,534	50.4
Data and Internet application services	26,489	9.1	37,218	12.8
Other value-added services	24,606	8.5	21,251	7.3
Interconnection fees	13,708	4.7	12,893	4.4
Transmission lines usage and associated services	14,178	4.9	15,595	5.4
Other services	3,785	1.3	4,456	1.6
Sales of telecommunications products	27,194	9.3	26,128	9.0

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

Our service revenue from voice usage and monthly fees was RMB26.4 billion in 2019, representing a decrease of 18.6% from RMB32.5 billion in 2018. The decrease in our revenue from voice usage and monthly fees was primarily as a result of (i) the intensifying competition among the major PRC telecommunications operators, (ii) the implementation of the PRC Government’s “speed upgrade and tariff reduction” policy, as well as the decrease in the rate of international voice roaming fees implemented by us in August 2018, and (iii) the continuing decline in the number of fixed-line local access subscribers and revenue due to the continuing effect of mobile voice substitution and data usage substitution. We expect the above factors to have a continuing effect on our usage fees and monthly fees in the foreseeable future. As a percentage of total revenue, revenue from our voice usage and monthly fees decreased from 11.2% in 2018 to 9.1% in 2019.

Broadband and Mobile Data Services. Our service revenue from broadband and mobile data services consist primarily of revenue from our fixed-line broadband access and mobile data services. Our service revenue from broadband and mobile data services decreased by 1.3% from RMB148.4 billion in 2018 to RMB146.5 billion in 2019, primarily due to the intensifying competition and the implementation of the PRC Government’s “speed upgrade and tariff reduction” policy. As a percentage of total revenue, service revenue from our broadband and mobile data services decreased from 51.0% in 2018 to 50.4% in 2019.

Data and Internet Application Services. Our service revenue from data and Internet application services primarily include revenue from data storage and application, information communications technology and other Internet-related services. Our service revenue from data and Internet application services increased by 40.5% from RMB26.5 billion in 2018 to RMB37.2 billion in 2019. The increase in our service revenue from data and Internet application services was primarily as a result of our focus on developing innovative businesses through enhancement in core capabilities and cooperation with our strategic investors, and the increase in our revenue from the new integrated marketing model featuring “Cloud + Smart Network + Intelligent Application,” information technology services, IDC services, cloud computing services as well as IoT services. As a percentage of total revenue, service revenue from our data and Internet application services increased from 9.1% in 2018 to 12.8% in 2019.

Other Value-added Services. Our service revenue from other value-added services primarily include revenue from SMSs, Cool Ringtone, “Personalized Ring”, call number display and secretarial services to subscribers. Our service revenue from other value-added services decreased by 13.6% from RMB24.6 billion in 2018 to RMB21.3 billion in 2019. As a percentage of total revenue, service revenue from other value-added services decreased from 8.5% in 2018 to 7.3% in 2019.

Interconnection Fees. Interconnection fees primarily include revenue received or receivable from other domestic and foreign telecommunications operators for the use of our telecommunications network. Our service revenue from interconnection fees decreased by 5.9% from RMB13.7 billion in 2018 to RMB12.9 billion in 2019. The decrease in our service revenue from interconnection fees was primarily as a result of the decrease in the volume of the interconnection voice calls primarily due to a substitution trend that mobile subscribers use certain value-added telecommunications applications or services in lieu of voice calls for communication purposes. As a percentage of total revenue, revenue from interconnection fees decreased from 4.7% in 2018 to 4.4% in 2019.

Transmission Lines Usage and Associated Services. Our service revenue from transmission lines usage and associated services primarily include income from offering lines and customer-end equipment to customers for usage and related services. Our service revenue from transmission lines usage and associated services increased by 10.0% from RMB14.2 billion in 2018 to RMB15.6 billion in 2019. The increase in our service revenue from transmission lines usage and associated services was primarily driven by our increasing ability to serve government and enterprise customers to facilitate their digitizing operation. As a percentage of total revenue, revenue from transmission lines usage and associated services increased from 4.9% in 2018 to 5.4% in 2019.

Other Services. Our service revenue from other services primarily include telecommunications resale business, Internet hosting services and certain other miscellaneous services. Service revenue from other services increased by 17.7% from RMB3.8 billion in 2018 to RMB4.5 billion in 2019. As a percentage of total revenue, service revenue from other services increased from 1.3% in 2018 to 1.6% in 2019.

Sales of Telecommunications Products. Our sales of telecommunications products decreased by 3.9% from RMB27.2 billion in 2018 to RMB26.1 billion in 2019. As a percentage of total revenue, our sales of telecommunications products decreased from 9.3% in 2018 to 9.0% in 2019.

Costs, Expenses and Others

Total costs, expenses and others in 2019 were RMB276.3 billion, representing a decrease of 0.5% from RMB277.8 billion in 2018. The decrease in total costs, expenses and others was primarily due to (i) the decrease in network, operation and support expenses by 21.5% from RMB55.1 billion in 2018 to RMB43.2 billion in 2019 mostly as a result of the adoption of IFRS 16 since January 1, 2019; and (ii) the decrease in selling and marketing expenses by 4.6% from RMB35.2 billion in 2018 to RMB33.5 billion in 2019 as a result of our effective control of customer acquisition costs. The decrease in our total costs, expenses and others was partially offset by (i) the increase of RMB7.3 billion or 9.6% in depreciation and amortization from RMB75.8 billion in 2018 to RMB83.1 billion in 2019; (ii) the increase in general, administrative and other expenses by 12.9% from RMB27.4 billion in 2018 to RMB30.9 billion in 2019; and (iii) the increase in employee benefit expenses by 4.9% from RMB48.1 billion in 2018 to RMB50.5 billion in 2019.

The table below sets forth our total revenue and the major items of costs, expenses and others and their respective percentage of total revenue in 2018 and 2019:

	For the Year Ended December 31,
	2018		2019
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	290,877	100.0	290,515	100.0
Costs, expenses and others	277,796	95.5	276,348	95.1
Interconnection charges	12,579	4.3	11,513	4.0
Depreciation and amortization	75,777	26.1	83,080	28.6
Network, operation and support expenses	55,077	18.9	43,236	14.9
Employee benefit expenses	48,143	16.6	50,516	17.4
Selling and marketing expenses	35,170	12.1	33,545	11.5
General, administrative and other expenses	27,391	9.4	30,935	10.6
Cost of telecommunications products sold	27,604	9.5	26,412	9.1
Finance costs, net of interest income	(87)	—	851	0.3
Other income-net	(3,858)	(1.4)	(3,740)	(1.3)

Interconnection Charges. Interconnection charges were RMB11.5 billion in 2019, down by 8.5% from RMB12.6 billion in 2018, primarily due to the decrease in volume of the interconnection voice calls.

Depreciation and Amortization. Our depreciation and amortization expenses were RMB83.1 billion in 2019, increased by 9.6% from RMB75.8 billion in 2018 mainly due to the increase in depreciation expenses of RMB10.6 billion as a result of the adoption of IFRS 16 since January 1, 2019. As a percentage of total revenue, our depreciation and amortization expenses increased from 26.1% in 2018 to 28.6% in 2019.

Network, Operation and Support Expenses. We incurred network, operation and support expenses of RMB43.2 billion in 2019, down by 21.5% from RMB55.1 billion in 2018, mainly due to the adoption of IFRS 16 since January 1, 2019. If we did not adopt IFRS 16 but still applied IAS17 in 2019, our network, operation and support expenses in 2019 would have been RMB54.6 billion. Network, operation and support expenses, as a percentage of total revenue, decreased from 18.9% in 2018 to 14.9% in 2019.

Employee Benefit Expenses. Our employee benefit expenses increased by 4.9% from RMB48.1 billion in 2018 to RMB50.5 billion in 2019, mainly due to our adoption of the performance-based incentive scheme and emphasis on recruitments of talents for our innovative business segments.

Selling and Marketing Expenses. Our selling and marketing expenses were RMB33.5 billion in 2019, decreased by 4.6% from RMB35.2 billion in 2018, primarily due to our effective control of customer acquisition costs, and as a percentage of total revenue, decreased from 12.1% in 2018 to 11.5% in 2019.

General, Administrative and Other Expenses. Our general, administrative and other expenses were RMB30.9 billion in 2019, up by 12.9% from RMB27.4 billion in 2018, primarily because the increased costs associated with the rapid growth of ICT services and increased expenditure in technical support for innovative businesses. As a percentage of total revenue, general, administrative and other expenses increased from 9.4% in 2018 to 10.6% in 2019.

Cost of Telecommunications Products Sold. In 2019, the cost of telecommunications products sold amounted to RMB26.4 billion, decreased by 4.3% from RMB27.6 billion in 2018, generally in line with the decrease in the sales of telecommunications products. As a percentage of total revenue, cost of telecommunication products sold decreased from 9.5% in 2018 to 9.1% in 2019.

Finance Costs, Net of Interest Income. Our finance costs, net of interest income, significantly increased from negative RMB0.1 billion in 2018 to RMB0.9 billion in 2019, which was primarily due to the increase in finance costs of RMB1.3 billion as a result of adoption of IFRS 16 since January 1, 2019. As a percentage of total revenue, finance cost, net of interest income, increased from negative 0.03% in 2018 to 0.3% in 2019.

Other Income-Net. In 2019, other income-net was RMB3.7 billion, representing a decrease by 3.1% from RMB3.9 billion in 2018, primarily due to the decrease in our share of net profit of associates. As a percentage of total revenue, other income-net was 1.3% in 2019 remaining stable compared to 1.4% in 2018.

Income Before Income Tax

As a result of the foregoing, in 2019, our income before income tax was RMB14.2 billion, representing an increase of RMB1.1 billion, or 8.3%, from RMB13.1 billion in 2018.

Income Tax

Our income tax was RMB2.80 billion in 2019, slightly decreased from RMB2.82 billion in 2018. Our effective tax rate in 2019 was 19.7%, down by 1.9 percentage points from 21.6% in 2018. Our effective tax rate in 2019 was lower than the 25% statutory rate of enterprise income tax in the PRC, primarily because (i) certain of our subsidiaries are entitled to a 15% preferential rate of enterprise income tax; (ii) certain of our share of net profit of associates was non-taxable; and (iii) we received certain tax refund in 2019.

Net Income for the Year

As a result of the foregoing, our net income was RMB11.4 billion in 2019, representing an increase of RMB1.1 billion, or 10.9%, from RMB10.3 billion in 2018 primarily due to the increase in our income before income tax. Our basic earnings per share was RMB0.37 in 2019, compared to RMB0.33 in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

For a discussion of our operating results for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Operating Results — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017” under Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2018.

Liquidity and Capital Resources

Working Capital and Cash Flows

As of December 31, 2019, we had RMB34.9 billion of cash and cash equivalents, as compared with RMB30.1 billion as of December 31, 2018 and RMB32.8 billion as of December 31, 2017. As of December 31, 2019, we had RMB3.7 billion of short-term bank deposits and restricted deposits, as compared with RMB3.7 billion as of December 31, 2018 and RMB5.5 billion as of December 31, 2017. As of December 31, 2019, we had a working capital deficit (current liabilities less current assets) of RMB121.6 billion, representing a decrease by 12.5% from the working capital deficit of RMB139.0 billion as of December 31, 2018. The decrease in working capital deficit in 2019 primarily resulted from (i) the decrease in current portion of corporate bonds and short-term bank loans of RMB17.0 billion and RMB9.5 billion, respectively, and (ii) the increase in cash and cash equivalents and accounts receivable of RMB4.9 billion and RMB2.8 billion, respectively, which was partially offset by the increase in current portion of lease liabilities and commercial papers of RMB10.8 billion and RMB9.0 billion, respectively.

In recent years, although the PRC Government introduced measures to avoid overheating of the economy, including tightening bank lending policies, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in China. As of December 31, 2019, we had RMB396.7 billion revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which RMB378.9 billion was unutilized. There is no term of the facilities that materially restricts our ability to draw down the unutilized banking facilities. In addition, we believe we have the ability to raise funds from short-, medium- and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in China, and net cash inflows from our operations.

The following table sets forth cash inflows and outflows in 2017, 2018 and 2019.

	For the Year Ended December 31,
	2017	2018	2019
	(RMB in millions)
Net cash inflow from operating activities	85,054	92,387	93,678
Net cash outflow from investing activities	(47,336)	(61,179)	(59,053)
Net cash outflow from financing activities	(28,414)	(34,058)	(29,765)

Net increase/(decrease) in cash and cash equivalents	9,304	(2,850)	4,860

Our net cash inflow from operating activities increased by 8.6% from RMB85.1 billion in 2017 to RMB92.4 billion in 2018, primarily due to (i) the increase in the cash generated from operations as our revenue increased in 2018 and (ii) the decrease in our interest payment as we have repaid a large portion of our interest-bearing debt. Our net cash inflow from operating activities increased by 1.4% from RMB92.4 billion in 2018 to RMB93.7 billion in 2019, primarily because that the capital element of lease rentals paid, which amounted to RMB10.9 billion in 2019, was reclassified from cash outflow from operating activities to cash outflow from financing activities as a result of the adoption of IFRS 16 since January 1, 2019.

Our net cash outflow from investing activities increased by 29.2 % from RMB47.3 billion in 2017 to RMB61.2 billion in 2018, mainly due to the decrease in our proceeds from disposal of tower assets and other property, plant and equipment, the increase in lending by the Finance Company, which is partially offset by the decrease in purchase of property, plant and equipment, the decrease in short-term bank deposits and restricted deposits, and the increase in repayment of loan lent by the Finance Company. Our net cash outflow from investing activities decreased by 3.5% from RMB61.2 billion in 2018 to RMB59.1 billion in 2019, primarily due to the decrease of RMB2.1 billion in lending by the Finance Company and the increase of RMB4.8 billion in repayment of loans lent by the Finance Company, partially offset by the increase of RMB4.0 billion in purchase of property, plant and equipment.

Our net cash outflow from financing activities increased from RMB28.4 billion in 2017 to RMB34.1 billion in 2018, primarily due to (i) the decrease in proceeds from shares issued as we received the proceeds for issue of new shares to Unicom BVI in 2017, and (ii) the decrease in proceeds from short-term bank loans, partially offset by the decrease in repayment of short-term bank loans. Our net cash outflow from financing activities decreased from RMB34.1 billion in 2018 to RMB29.8 billion in 2019, primarily due to (i) an increase of RMB12.0 billion in the amount of proceeds from short-term commercial papers, promissory note and corporate bonds we issued in 2019 and (ii) a decrease of RMB33.2 billion in repayment of short-term bank loans, commercial papers, loans from related parties, and loans from our ultimate controlling shareholder, partially offset by (i) an increase of RMB17.0 billion in repayment of corporate bonds, and (ii) a decrease of RMB24.5 billion in the amount of proceeds we received from short-term bank loans in 2019.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, cash equivalents, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2017, 2018 and 2019. The interest-bearing debts do not include balance of deposits received by Finance Company from Unicom Group, its subsidiaries and a joint venture.

	As of December 31,
	2017	2018	2019
	(RMB in millions, except percentages)
Cash and cash equivalents and short-term bank deposits and restricted deposits	38,362	33,780	38,661
Total assets	571,983	540,320	562,499
Short-term debt	52,141	32,802	25,836
Short-term bank loans	22,500	15,085	5,564
Commercial papers	8,991	—	8,995
Current portion of long-term bank loans	410	441	437
Amounts due to related parties	475	48	50
Amounts due to ultimate holding company	1,344	—	—
Current portion of obligations under finance lease included in other obligations	461	234	—
Current portion of lease liabilities	—	—	10,790
Current portion of corporate bonds	—	16,994	—
Current portion of promissory notes	17,960	—	—
Long-term debt	21,685	7,220	31,442
Promissory notes	—	—	998
Corporate bonds	17,981	999	2,998
Lease liabilities	—	—	21,535
Amounts due to related parties	—	3,042	3,042
Non-current portion of long-term bank loans	3,473	3,173	2,869
Non-current portion of obligations under finance lease included in other obligations	231	6	—
Total equity	304,347	314,286	320,755
Equity attributable to equity shareholders of the Company	304,050	313,922	320,047
Non-controlling interests	297	364	708
Debt-to-capitalization ratio(1)	19.5%	11.3%	15.2%
Debt-to-equity ratio(2)	24.3%	12.7%	17.9%

(1)	Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + total equity).
(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(total equity).

Our debt-to-capitalization ratio was 15.2% at the end of 2019, compared to 11.3% at the end of 2018 and 19.5% at the end of 2017. Our debt-to-equity ratio was 17.9% at the end of 2019, compared to 12.7% at the end of 2018 and 24.3% at the end of 2017. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits and restricted deposits by RMB18.6 billion as of December 31, 2019, compared to RMB6.2 billion as of December 31, 2018 and RMB35.5 billion as of December 31, 2017. The decrease in our debt-to-capitalization ratio and debt-to-equity ratio from 2017 to 2018 was mainly due to our repayment of certain of our bank loans and matured bonds in 2018. The increases in our debt-to-capitalization ratio and debt-to-equity ratio from 2018 to 2019 were mainly due to the newly recognized lease liabilities as a result of adoption of IFRS 16 since January 1, 2019, partially offset by our repayment of certain debts such as short-term loans.

Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar and Euro, was RMB8.9 billion at the end of 2019, compared to RMB18.7 billion at the end of 2018 and RMB26.4 billion at the end of 2017. The decrease from 2017 to 2019 was mainly due to our repayment of certain bank loans with the increase in our cash flow brought about by the mix-ownership reform and improvements in operating results. As of December 31, 2019, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.

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

On June 7, 2016, we issued RMB7 billion three-year corporate bonds and RMB1 billion five-year corporate bond, bearing interest at 3.07% and 3.43% per annum, respectively. The RMB7 billion three-year corporate bonds were fully repaid in June 2019.

On July 12, 2016, CUCL completed the issue of fourth tranche of super short-term commercial papers for the year of 2016 in an amount of RMB10 billion, with a maturity period of 270 days and at an interest rate of 2.55% per annum. The fourth tranche of super short-term commercial papers was fully repaid in April 2017.

On July 14, 2016, we issued RMB10 billion three-year corporate bonds, bearing interest at 2.95% per annum. The bonds were fully repaid in July 2019.

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

On June 19, 2019, we issued RMB2 billion 3-year corporate bonds, bearing interest at 3.67% per annum.

On October 25, 2019, CUCL completed the issue of first tranche super short-term commercial papers for the year of 2019 in an amount of RMB5 billion, with a maturity period of 270 days and at an interest rate of 2.24% per annum.

On November 15, 2019, CUCL completed the issue of second tranche super short-term commercial papers for the year of 2019 in an amount of RMB4 billion, with a maturity period of 270 days and at an interest rate of 2.2% per annum.

On November 18, 2019, CUCL completed the issue of first tranche of promissory note for the year of 2019 in an amount of RMB1 billion, with a maturity period of three years and at an interest rate of 3.39% per annum.

Contractual Obligations and Commercial Commitments

The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2019.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years
	(RMB in millions)
Long-term bank loans(1)*	3,936	448	904	874	1,710
Promissory notes(2)*	1,098	34	1,064	—	—
Corporate bonds(3)*	3,230	108	3,122	—	—
Lease liabilities(4)	34,810	11,085	19,310	2,985	1,430
Other obligations(5)*	2,781	2,657	55	20	49
Capital commitments	71,519	61,265	7,366	2,030	858

Total obligations	117,374	75,597	31,821	5,909	4,047

*	Interest included
(1)	See Note 34 “Long-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(2)	See Note 35 “Promissory notes” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(3)	See Note 36 “Corporate Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(4)	See Note 37 “ Lease liabilities” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(5)	See Note 39 “Other obligation” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Research and Development, Patents and Licenses, etc.

Please refer to the discussion in section headed “B. Business Overview—Research and Development” under Item 4.

Trend Information

Please refer to the discussion in sections headed “— Overview” and “— Operating Results” under this Item 5.

Off-Balance-Sheet Arrangements

As of December 31, 2019, we did not have any other off-balance-sheet arrangement.

Capital Expenditures

The following table sets forth our historical capital expenditure requirements for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage
Mobile network	15.92	37.8%	18.73	41.7%	29.65	52.5%
Broadband and data	9.02	21.4%	9.16	20.4%	8.43	14.9%
Infrastructure and transmission network	11.94	28.3%	10.32	23.0%	11.42	20.2%
Others (1)	5.25	12.5%	6.66	14.9%	6.92	12.3%

Total	42.13	100.0%	44.87	100.0%	56.42	100.0%

(1)	Other expenditures consist of innovation and value-added platform, IT system, fixed-line services and procurement of miscellaneous assets, equipment and spare parts.

Our capital expenditure totaled RMB56.42 billion in 2019, which mainly consisted of investment in mobile network, broadband and data, and infrastructure and transmission network. In 2019, capital expenditure attributable to mobile network was RMB29.65 billion; capital expenditure attributable to broadband and data was RMB8.43 billion; and capital expenditure attributable to infrastructure and transmission network was RMB11.42 billion.

We expect our capital expenditure in 2020 to be approximately RMB70 billion. We expect our capital expenditure in 2020 to include primarily investments in constructing and developing 5G network to further develop our industry ecosystem, extending the depth and width of our 4G network coverage, improving our capabilities of IoT network, supporting the development of our innovative services, fixed-line broadband services and transmission networks. We expect to fund our capital expenditure needs through a combination of cash generated from operating activities, granted and unused banking facilities and other available financing sources and the proceeds from the Subscription. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected” under Item 3.

Foreign Exchange

We maintain our accounts in Renminbi and substantially all of our revenue and expenses are denominated in Renminbi. Most of our current operating subsidiaries are incorporated in China. Under the current foreign exchange system in China, our subsidiaries in China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See “D. Exchange Controls” under Item 10 for further information about exchange controls in China. We do not conduct any foreign currency hedging activity.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Wang Xiaochu	61	Chairman of the Board of Directors and Chief Executive Officer
Li Fushen	57	Executive Director
Mai Yanzhou	51	Senior Vice President
Liang Baojun	50	Senior Vice President
Zhu Kebing	45	Executive Director and Chief Financial Officer
Fan Yunjun	47	Executive Director and Senior Vice President
Cesareo Alierta Izuel	74	Non-Executive Director
Cheung Wing Lam Linus	71	Independent Non-Executive Director
Wong Wai Ming	62	Independent Non-Executive Director
Chung Shui Ming Timpson	68	Independent Non-Executive Director
Law Fan Chiu Fun Fanny	67	Independent Non-Executive Director

Mr. Wang Xiaochu was appointed in September 2015 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Wang, a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, an Executive Director, Chairman and Chief Executive Officer of China Telecom Corporation Limited, Chairman and President of China Telecommunications Corporation, Chairman and a Non-Executive Director of China Communications Services Corporation Limited and a Director of Telefónica S.A. In addition, Mr. Wang also serves as the Chairman of Unicom Group, A Share Company and CUCL, respectively. Mr. Wang has extensive experience in management and telecommunications industry.

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

Mr. Mai Yanzhou was appointed in February 2018 as a Senior Vice President of the Company. Mr. Mai, a professor level senior engineer, graduated from Zhengzhou University in 1991 and received a master’s degree in Electronics and Information Engineering from Beijing University of Posts and Telecommunications in 2002. Mr. Mai served as Deputy General Manager of Guangdong Branch of China Network Communications Group Corporation, Deputy General Manager of Guangdong Branch, General Manager of Fujian Branch, as well as General Manager of Liaoning Branch of Unicom Group. Mr. Mai served as a Delegate to the 12th National People’s Congress. Mr. Mai also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.),Vice General Manager of Unicom Group, Senior Vice President of A Share Company as well as Director and Senior Vice President of CUCL. Mr. Mai has extensive experience in management and telecommunications industry.

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

Mr. Zhu Kebing was appointed in August 2018 as Executive Director and Chief Financial Officer of the Company. Mr. Zhu is a Senior Accountant, graduated from Northeastern University in 1997 and received a Professional Accountancy master’s degree from Chinese University of Hong Kong in 2011. Mr. Zhu previously worked as Deputy Head of the Financial Department, General Manager, Budgeting Controller and Asset Management Controller of the Operation and Financial Department of Baosteel Group Co., Ltd., the Chief Financial Officer, Board Secretary and Supervisor of Baoshan Iron and Steel Co., Ltd., a General Manager of the Industry Finance Development Center of China Baowu Steel Group Corporation Limited, a Director of Shanghai Baosight Software Co., Ltd., General Manager of Hwabao Investment Co., Ltd., a Non-Executive director of China Pacific Insurance (Group) Co., Ltd., Director of Sailing Capital International Investment Fund (Shanghai), Director of Sailing Capital Management Co., Ltd., Director of Siyuanhe Equity Investment Management Co., Ltd. and the Vice President of PE Association of Shanghai etc. Meanwhile, he also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust), Chief Accountant of Unicom Group, the Chief Financial Officer and Board Secretary of A Share Company, the Director and the Chief Financial Officer of CUCL, as well as the Directors of certain members of the Company. Mr. Zhu has extensive experience in board secretary, corporate finance and investment management.

Mr. Fan Yunjun was appointed in February 2020 as an Executive Director of the Company and was appointed in January 2019 as a Senior Vice President of the Company. Mr. Fan, a senior engineer, received a doctorate degree of Engineering in Signal and Information Processing from Beijing University of Posts and Telecommunications in 1998. Mr. Fan served as a Director and Vice General Manager of China Mobile Group Beijing Company Limited, the Chairman and Chief Executive Officer of CMPak Limited, the Chairman of China Mobile Hong Kong Company Limited, the Chairman and Chief Executive Officer of China Mobile International Limited, the Chairman and General Manager of China Mobile Group Beijing Company Limited. Mr. Fan also serves as a Vice General Manager and General Counsel of Unicom Group, a Senior Vice President and General Counsel of A Share Company as well as a Director and Senior Vice President of CUCL. Mr. Fan has extensive experience in management and telecommunications industry.

Mr. Cesareo Alierta Izuel was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta is Executive Chairman of Telefónica Foundation and Profuturo Foundation, Trustee of Caixa d’Estalvis i Pensions de Barcelona Banking Foundation (la Caixa). He is also a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he served as General Manager of the Capital Markets division at Banco Urquijo in Madrid. He was the founder and Chairman of Beta Capital. Since 1991, he has also acted as Chairman of the Spanish Financial Analysts’ Association. He was also a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he served as Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Between January 1997 and May 2017, he was a member of the Board of Directors of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London). Between July 2000 and April 2016, he served as Executive Chairman of Telefónica S.A. Mr. Alierta served as a Non-Executive Director of China Netcom Group Corporation (Hong Kong) Limited during the period from December 2007 to November 2008. From April 2008 to December 2013 he was a member of the Board of Directors of Telecom Italia, S.p.A. Mr. Alierta served as the Chairman of the Social Board of the UNED (National Long Distance Spanish University) during the period from April 2008 to April 2019. Between September 2010 and June 2016, Mr. Alierta served as a member of the Board of Directors of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). Between October 2017 and March 2018, Mr. Alierta served as a member of the Board of Directors of Mediobanca S.p.A. (listed on Milan stock exchange). Between June 2016 and April 2018, Mr. Alierta served as a member of the Board of Directors of Telefónica Audiovisual Digital, S.L.U. In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta received a degree in law from the University of Zaragoza and a master’s degree in business administration (MBA) at the University of Columbia (New York) in 1970.

Mr. Cheung Wing Lam Linus was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Independent Non-Executive Directors of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung was a member of the University of Hong Kong Council, Chairman of the Council of Centennial College, a member of the Board of Governors of Centennial College, Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited and Sotheby’s, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Hong Kong Telecom Limited, Mr. Cheung was the Chief Executive of Hong Kong Telecom Limited and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung worked at Cathay Pacific Airways for 23 years, leaving as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

Mr. Wong Wai Ming was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was the Chief Executive Officer and Executive Director of Roly International Holdings Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and obtained his bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

Mr. Chung Shui Ming Timpson was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 13th Chinese People’s Political Consultative Conference. He is also the Pro-Chancellor of the City University of Hong Kong. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel and Investment Company, Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, Jinmao Hotel and Jinmao (China) Hotel Investments and Management Limited, China Railway Group Limited, Orient Overseas (International) Limited and Postal Savings Bank of China Co., Limited (all listed on the Hong Kong Stock Exchange). From October 2004 to October 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom Group Corporation (Hong Kong) Limited. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Advisory Committee on Arts Development, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Henderson Land Development Company Limited and Nine Dragons Paper (Holdings) Limited and China Construction Bank Corporation, an Independent Director of China Everbright Bank Company Limited and China State Construction Eng. Corp. Ltd. and an Outside Director of China Mobile Communications Corporation. Mr. Chung received a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Mrs. Law Fan Chiu Fun Fanny was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region (“HKSAR”), the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited, Nameson Holdings Limited and Minmetals Land Limited (all listed on the Hong Kong Stock Exchange), as well as External Director of China Resources (Holdings) Co., Limited. Mrs. Law served as a Deputy of HKSAR to the National People’s Congress of the People’s Republic of China and Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation and an Independent Non-Executive Director of DTXS Silk Road Investment Holdings Company Limited. Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honors degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She obtained a Master degree in Education from the Chinese University of Hong Kong and she is a Fellow of The Hong Kong Institute of Directors.

B.	Compensation

The aggregate compensation and other benefits paid by us to our directors as a group in 2019 was approximately RMB5,662,000, which included the retirement benefits in the amount of approximately RMB618,000. Each of our executive directors participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. As of the date of this annual report, none of our directors hold any outstanding options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option scheme.

Name	Compensation for 2019
	(RMB in thousands)
Directors
Wang Xiaochu	839	(1)
Li Guohua	678	(1)(2)
Li Fushen	773	(1)
Shao Guanglu	802	(1)(3)
Zhu Kebing	608	(1)
Cesareo Alierta Izuel	264
Cheung Wing Lam Linus	422
Wong Wai Ming	431
Chung Shui Ming Timpson	440
Law Fan Chiu Fun Fanny	405

Total	5,662

(1)

In 2019, Mr. Wang Xiaochu, Mr. Li Guohua, Mr. Li Fushen, Mr. Shao Guanglu and Mr. Zhu Kebing received deferred bonus for years 2016 to 2018 of RMB542,200, RMB75,300, RMB488,000, RMB477,100 and RMB65,500, respectively.

(2)	Mr. Li Guohua resigned as executive director on March 11, 2020.
(3)	Mr. Shao Guanglu resigned as executive director on January 16, 2020.

C.	Board Practices

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

The following table sets forth certain information concerning our current directors.

Name	Appointment Date	Re-appointment Date	Resignation or Retirement Date
Wang Xiaochu	September 1, 2015	May 12, 2016 and May 10, 2019	—

Li Fushen	March 30, 2011	May 24, 2011, May 21, 2013, May 12, 2016 and May 11, 2018	—

Zhu Kebing	August 17, 2018	May 10, 2019	—

Fan Yunjun	February 17, 2020	—	—

Cesareo Alierta Izuel	October 15, 2008	May 26, 2009, May 24, 2011, May 21, 2013, May 8, 2015 and May 10, 2017	—

Cheung Wing Lam Linus	May 12, 2004	May 12, 2006, May 16, 2008, May 12, 2010, May 29, 2012, April 16, 2014, May 10, 2017 and May 10, 2019	—

Wong Wai Ming	January 19, 2006	May 12, 2006, May 26, 2009, May 24, 2011 April 16, 2014, May 10, 2017 and May 10, 2019	—

Chung Shui Ming Timpson	October 15, 2008	May 26, 2009, May 29, 2012, May 8, 2015 and May 11, 2018	—

Law Fan Chiu Fun Fanny	November 21, 2012	May 21, 2013, May 12, 2016 and May 11, 2018	—

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

•	supervising the independent auditor and determining the potential impact of non-audit services on such auditor’s independence;

•	reviewing our quarterly, interim and annual financial statements before submission to the board of directors;

•	coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits;

•	reviewing correspondences from the independent auditor to our management and responses of our management;

•	reviewing the relevant reports concerning our risk management, internal controls and procedures;

•	discussing our risk management and internal control system with our management to ensure that our management performs its duties to have effective systems in place;

•	pre-approving the audit and non-audit services to be provided by the external auditor, and determining whether any non-audit services would affect the independence of the auditor;

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

As of April 15, 2020, the members of the audit committee were Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Cheung Wing Lam Linus, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive directors of our company.

Remuneration Committee

The remuneration committee meets regularly to consider human resources issues, issuance of options and other matters relating to compensation. The primary duties of the remuneration committee include, among others:

•

making recommendations to the Board on the policies and structure for all directors’ and senior management’s remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

•	reviewing and approving the management’s remuneration proposals with reference to the corporate goals and objectives set by the Board;

•

making recommendations to the Board on the remuneration packages of individual executive directors and senior management (including benefits in kind, pension right and compensation payments, including any compensation payable for loss or termination of their office or appointment);

•	making recommendations to the Board on the remuneration of non-executive directors;

•	consulting the Chairman of the Board about the remuneration proposals for other executive directors;

•	considering salaries paid by comparable companies, time commitment and responsibilities and employment conditions in the Company;

•	considering any share option schemes proposed by the management and any plan to amend any existing share option schemes;

•	reviewing and approving compensation payable to executive directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms;

•	reviewing and approving compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms; and

•	ensuring that no director or any of his/her associates is involved in deciding his/her own remuneration.

As of April 15, 2020, the members of the remuneration committee were Mr. Cheung Wing Lam Linus (Chairman of the remuneration committee), Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson, all being independent non-executive directors of our company.

Nomination Committee

The nomination committee meets regularly to consider the nomination of our directors and senior management personnel. The primary duties of the nomination committee are to (i) review the structure, size and composition (including skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement our corporate strategy; (ii) identify individuals suitably qualified to become Board members and select or make recommendations to the Board; (iii) formulate, review and implement the policy of diversity of Board members as appropriate; (iv) give due regards to the benefits of diversity on the Board against the criteria set out in the policy of diversity of Board members when performing its duties; (v) assess the independence of independent non-executive directors; (vi) make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors; and (vii) provide advice to the Board on candidates nominated by our Chief Executive Officer and on changes to our senior management personnel. As of April 15, 2020, the members of the nomination committee were Mr. Chung Shui Ming Timpson (Chairman of the nomination committee), Mr. Wang Xiaochu, and Mrs. Law Fan Chiu Fun Fanny. Except for Mr. Wang Xiaochu, who is our Chairman and Chief Executive Officer, the other members of the nomination committee are independent non-executive directors of our company.

D.	Employees

As of December 31, 2017, 2018 and 2019, we had a total number of 267,590, 260,964 and 256,385 employees, respectively. The employees as of December 31, 2019 are classified by function as follows:

By Function	Number of Employees
Employees	243,790
Management	18,509
Marketing	110,750
Technology	80,389
Support	34,142
Temporary employees	12,595

Total	256,385

E.	Share Ownership

As of April 15, 2020, our directors who own shares in our company are listed as follows:

Name	Capacity and Nature	Ordinary Shares Held	Percentage of Total Issued Shares
Chung Shui Ming Timpson	Beneficial Owner (Personal)	6,000	—	(1)

(1)	Less than 0.01%

Apart from those disclosed herein, as of April 15, 2020, our other directors as a group do not own any shares in our company and none of our directors had any interests under any share option scheme of us.

Stock Incentive Scheme

We adopted a share option scheme on April 16, 2014. The scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date, after which period no further option may be granted under the share option scheme, but the provisions of the share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the share option scheme. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the closing price of the shares on the HKSE on the grant date of such option; and (ii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of April 15, 2020, no options had been granted or agreed to be granted by us under the share option scheme.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 15, 2020, our ultimate controlling shareholder, Unicom Group, through its 17.9% direct interest in Unicom BVI, 36.7% direct interest in the A Share Company (which in turn holds 82.1% of Unicom BVI) and 100% direct interest in Unicom Group BVI, indirectly controlled approximately 24.5 billion shares of Unicom, or 79.9% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group is controlled by the SASAC. Shares controlled by Unicom Group do not carry voting rights different from our other issued shares.

As of April 15, 2020, most of our shareholders of record were located outside of the United States. In addition, as of April 15, 2020, there were approximately 35,030,025 ADSs outstanding, each representing 10 shares and together representing 1.1% of our total outstanding shares or 5.7% of our total outstanding shares not controlled by our controlling shareholder.

We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

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

As of December 31, 2019, amounts due to Unicom Group and its subsidiaries included a balance of deposits received by the Finance Company from Unicom Group and its subsidiaries of RMB4,879 million with interest rates ranging from 0.42% to 2.75% per annum for saving and fixed deposits of different terms. As of December 31, 2019, amounts due to a joint venture included a balance of deposits received by the Finance Company from Smart Steps of RMB8 million with interest rates ranging from 0.42% to 1.495% per annum for saving and fixed deposits of different terms. As of December 31, 2019, amount due from Unicom Group and its subsidiaries included a loan from the Finance Company to Unicom Group of RMB7,704 million with floating interest rate at 90% to 110% of the benchmark interest rate set by the People’s Bank of China for the same class of loans. The Finance Company paid RMB64 million interest expense on such deposits to Unicom Group and its subsidiaries in 2019.

Continuing Related Party Transactions under the 2017-2019 Comprehensive Services Agreement and the 2020-2022 Comprehensive Services Agreement

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

On October 21, 2019, CUCL and Unicom Group entered into the 2020-2022 comprehensive services agreement, to renew the relevant continuing related party transactions under the 2017-2019 comprehensive services agreement and its supplemental agreement for a term of three years commencing on January 1, 2020 and expiring on December 31, 2022.

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

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service for the telecommunications facilities referred to in paragraph (ii) above. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in paragraph (ii) above, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to Unicom Group for the provision of the above telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis. In 2019, the total charges paid by CUCL to Unicom Group amounted to approximately RMB290 million.

Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities owned by CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges for the leasing of each other’s properties and ancillary facilities are based on market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. The rental charges are payable quarterly in arrears. In 2019, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB989 million and the rental charges paid by Unicom Group to CUCL was negligible.

Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis. In 2019, the total revenue allocated to Unicom Group in relation to value-added services amounted to approximately RMB69 million.

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

The charges for the provision of materials operated by Unicom Group, and the pricing and/or charging standard of various materials procurement services, and storage and logistics services commission relevant to the direct material procurement are based on the market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services is provided by independent third party in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. The service charges due to Unicom Group will be settled on a monthly basis. In 2019, the total charges paid by CUCL to Unicom Group amounted to approximately RMB20 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2019, the total charges paid by CUCL to Unicom Group amounted to approximately RMB1,537 million.

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

The charges payable for the provision of ancillary telecommunications services are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rates, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by independent third parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2019, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,417 million.

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

The service charges are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by independent third parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2019, the total service charges paid by CUCL to Unicom Group amounted to approximately RMB1,052 million and the total service charges paid by Unicom Group to CUCL was RMB203 million.

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

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis. In 2019, the total service charges paid by CUCL to Unicom Group amounted to approximately RMB77 million and the total service charges paid by Unicom Group to CUCL was negligible.

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

(c) Other financial services

The fees to be charged by CUCL or its subsidiaries for the provision of the financial services to Unicom Group will comply with the relevant prescribed rates for such services as determined by the People’s Bank of China or the CBRC. Where no relevant prescribed rate is applicable, the fee will be determined with reference to market rates of similar financial service charges and agreed between the parties. Due to increased cash deposits and operating revenue of CUCL, on August 15, 2018, CUCL and Unicom Group entered into the supplemental agreement to the 2017-2019 comprehensive services agreement with respect to the financial services provided by Unicom Group to CUCL. The supplemental agreement revised the annual caps for the daily lending and other credit services balance (including accrued interests) for such financial services from RMB6,300 million in each of the two years ending on December 31, 2018 and on December 31, 2019, to RMB11,000 million for each of these two years.

The service charges will be settled between CUCL or its subsidiaries and Unicom Group as and when the relevant services are provided. In 2019, the total interest expenses paid by CUCL or its subsidiaries to Unicom Group amounted to approximately RMB64 million, and the total interest income from lending services paid by Unicom Group to CUCL or its subsidiaries amounted to approximately RMB370 million.

2020-2022 Comprehensive Services Agreement

Details of the continuing related party transactions under the 2020-2022 comprehensive services agreement are summarized below.

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

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service for the telecommunications facilities referred to in paragraph (ii) above. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in paragraph (ii) above, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered with or carried out by independent third parties or relevant industry profit margins in the corresponding period of reference. The net rental charges and service charges due to Unicom Group for the provision of the above telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis.

Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities owned by CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges for the leasing of each other’s properties and ancillary facilities are based on market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered with or carried out by independent third parties in the corresponding period of reference. The rental charges are payable quarterly in arrears.

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

Charges for the provision of materials procurement services will be calculated at the rate of:

(i) up to 3% of the contract value of those procurement contracts in the case of domestic materials procurement; and

(ii) up to 1% of the contract value of those procurement contracts in the case of imported materials procurement.

The charges for the provision of materials operated by Unicom Group, and the pricing and/or charging standard of various materials procurement services, and storage and logistics services commission relevant to the direct material procurement are based on the market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services is provided by independent third parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or “reasonable profit margin”, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference. The service charges due to Unicom Group will be settled on a monthly basis.

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

The charges for the provision of engineering design and construction services are based on market rates. Market rates refer to the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the pricing standard, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered with or carried out by independent third parties in the corresponding period of reference. In the event the recipient will determine the specific provider of engineering design and construction services through tender, the provider will be no less qualified and equipped than the independent third parties, and will participate in the tender procedure in a similar manner as the independent third parties. Under such circumstances, the pricing will be determined by the final rate according to the tender procedure.

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

The charges payable for the provision of ancillary telecommunications services are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rates, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by independent third parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or “reasonable profit margin”, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

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

The service charges are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. market rates refer to the rates at which the same or similar type of assets or services are provided by independent third parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

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

In relation to the services referred to in paragraph (b) above, CUCL will provide support services, such as billing and settlement services provided by the business support center and operational statistics reports. Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.

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

Financial Services

CUCL or its subsidiaries agree to provide financial services to Unicom Group, including deposit services, lending and other credit services, and other financial services. Other financial services include settlement services, acceptance of bills, entrusted loans, credit verification, financial and financing consultation, consultation, agency business, approved insurance agent services, and other businesses approved by China Banking Regulatory Commission.

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

(b) Lending and other credit services

The lending interest rate will follow the interest rate standard promulgated by the PBOC, and will be no less than the minimum interest rate offered by CUCL and its subsidiaries to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan.

(c) Other financial services

The fees to be charged by CUCL or its subsidiaries for the provision of the financial services to Unicom Group will comply with the relevant prescribed rates for such services as determined by the PBOC or the CBRC. Where no relevant prescribed rate is applicable, the fee will be determined with reference to market rates of similar financial service charges and agreed between the parties.

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

On July 8, 2016, we, through CUCL, and the Tower Company entered into the Pricing Agreement to finalize the lease arrangements relating to the telecommunications towers and related assets. The Pricing Agreement stipulated specific terms on, among other things, the categories of assets for leasing, pricing basis for the lease fees and service charges, and relevant service period. Based on the actual demand of our operations, we, through the subsidiaries of CUCL, subsequently entered into provincial service agreements and detailed lease confirmation forms and/or orders for specified telecommunications towers with the Tower Company or their subsidiaries. On January 31, 2018, pursuant to the Pricing Agreement and after arm-length negotiations and discussions, we, through our wholly owned subsidiary, CUCL, and the Tower Company entered into the Supplementary Agreement, which mainly included amendments to the pricing of tower products as stated in the Annex 1 Product Catalogue and Pricing of the Pricing Agreement. Such amendments shall be effective from January 1, 2018 and acknowledged by the respective provincial companies or municipal companies of the parties by entering a confirmation letter of the telecommunications towers to be leased. The term of the Supplementary Agreement shall be five years, effective from January 1, 2018 and expiring on December 31, 2022. Prior to expiry of the agreement, CUCL and the Tower Company shall negotiate with each other for the pricing thereafter. We are of the view that the signing of the supplementary agreement with the Tower Company will be beneficial for us to lower the tower usage fee in the future. According to these Agreements, we recognized operating lease and other service charges in an amount of RMB17,652 million for the year ended December 31, 2019. In 2019, we also provided certain engineering design and construction services to the Tower Company under the Pricing Agreement and the total service fees were RMB262 million.

We started to apply IFRS 16 since January 1, 2019. In accordance with IFRS 16, we recognized a lease liability and right-of-use asset due to the minimum amount of lease payments payable by the us under these Agreements. Such lease liability and right-of-use asset amounted to RMB22,076 million and RMB21,269 million, respectively, as of December 31, 2019. In connection with the lease payments payable by the us under these Agreements, we also recorded a depreciation of right-of-use asset of RMB6,498 million, interest expense of RMB894 million, and variable lease payments and other related service charges of RMB10,492 million for the year ended December 31, 2019.

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

On December 28, 2018, the Company borrowed a loan from Unicom Group BVI of RMB48 million with a maturity period of 1 year, of which RMB46 million with a maturity period of 1 year and interest rate at 4.77% per annum and HK$2 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.11%. Such loan was fully repaid in January 2019.

Loan from Smart Steps

On April 24, 2017, CUCL borrowed an unsecured entrusted loan from Smart Steps, in the principal amount of RMB50.0 million, with a maturity period of six months at an interest rate at 3.915% per annum which was fully repaid in October 2017.

On October 24, 2017, CUCL borrowed an unsecured entrusted loan from Smart Steps in the principal amount of RMB50.0 million, with a term of one year at an interest rate of 3.915% per annum. The proceeds from the loan were mainly used to fund our working capital. CUCL repaid RMB10.0 million in December 2017 and RMB40.0 million during the year of 2018.

In March and April 2019, CUCL borrowed an unsecured entrusted loan from Smart Steps in the principal amount of RMB50.0 million, with a term of one year at an interest rate of 3.915% per annum.

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

Taking into consideration, our profitability, debt and cash flow level and capital requirements for its future development, etc., our board of directors recommended the payment of a final dividend of RMB0.148 per share for the year ended December 31, 2019. Going forward, we will continue to strive for enhancing profitability and shareholders’ return.

Item 9.	The Offer and Listing

Our ADSs, each representing 10 ordinary shares, are listed and traded on the NYSE under the symbol “CHU.” Our ordinary shares are listed and traded on the HKSE under the stock code “762.” The NYSE and the HKSE are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

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

At any general meeting a resolution put to the vote of the meeting shall be decided on a poll if demanded by:

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

In addition to the contracts described in “B. Related Party Transactions” under Item 7 and “A. History and Development of the Company” under Item 4, Unicom Group, we or our subsidiaries have entered into the following contracts that are not in the ordinary course of business within the two years preceding the date of this annual report that are or may be material:

•

the Supplementary Agreement dated January 31, 2018 between CUCL and the Tower Company to adjust certain terms and provisions in the Pricing Agreement and annex thereto in relation to the leasing of the tower products; and

•	the framework agreement, dated September 9, 2019, between CUCL and China Telecom Corporation Limited, in relation to the cooperation on building and sharing of 5G access networks.

D.	Exchange Controls

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

Accordingly, we will withhold the 10% EIT when we distribute our final dividend for the fiscal year ended December 31, 2019 in respect of the non-resident enterprise shareholders for PRC tax purposes whose names appear on our register of members as of the record date for such dividends, and who are not individuals, unless such non-individual shareholders are able to provide documents from the relevant PRC tax authorities confirming that we are not required to withhold the 10% EIT in respect of the dividends that such shareholders are entitled to, on the basis that dividend income between two PRC resident enterprises is exempted from enterprise income tax, subject to certain conditions, under the EIT Law. In addition, certain investors hold our shares or ADSs through custodians, nominees, corporate trustees or other intermediaries and the names of these investors do not appear on our register of members. Payments of dividends to such investors are also subject to the 10% EIT withholding. These investors should enquire about the relevant procedures with the relevant custodians, nominees, trustees or other intermediaries if they wish to change the identities of the shareholders on our register of members.

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

The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong Dollar payments made, determined at the spot Hong Kong/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, subject to the following sentence, your shares or ADSs will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. The rule in the preceding sentence will not apply, however, if you had a mark-to-market election in effect with respect to your shares or ADSs in the final year in which we are a PFIC or if you made a special “purging election” with respect to your shares or ADSs. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, including short-term and long-term debt obligations, as well as the expected maturity profile of such instruments as of December 31, 2019.

	Expected Maturity							As of December 31, 2019
	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Fixed rate	5,956	376	408	3,412	346	1,140	11,638	11,658
Average rate(1)	3.35%	1.13%	1.13%	2.29%	1.13%	1.13%	1.70%	—

U.S. dollar-denominated loans
Fixed rate	29	23	20	18	18	124	232	193
Average rate	0.16%	0.11%	0.06%	0.03%	0.06%	0.00%	0.07%	—

Euro-denominated loans
Fixed rate	16	13	1	1	1	10	42	43
Average rate	1.82%	1.59%	1.23%	1.24%	1.24%	1.34%	1.41%	—

RMB-denominated commercial papers
Fixed rate	8,995	—	—	—	—	—	8,995	8,995
Average rate	2.22%	—	—	—	—	—	2.22%	—

RMB-denominated corporate bonds
Fixed rate	—	999	1,999	—	—	—	2,998	3,081
Average rate	—	3.43%	3.67%	—	—	—	3.59%	—

RMB-denominated promissory notes
Fixed rate	—	—	998	—	—	—	998	1,010
Average rate	—	—	3.39%	—	—	—	3.39%	—

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2019.

For the year ended December 31, 2019, if there were 50 basis points increase/decrease in interest rates on the floating rate borrowings and short-term fixed rate borrowings while all other variables were held constant, the effect on profit after tax would have been approximately RMB73 million (2018: approximately RMB74 million; 2017: approximately RMB134 million).

Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC Government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. The PRC Government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars (which are pegged to the U.S. dollar), of our net assets, earnings and any declared dividends. See “D. Risk Factors — Risks Relating to Doing Business in China — Fluctuations in the value of the Renminbi could adversely affect the prices of our shares and ADSs as well as our profitability” under Item 3.

We are exposed to foreign currency risk primarily because we receive some of our revenue from our international operations and pay-related expenses in foreign currencies. As a result, our foreign currency exposure relates to our foreign currency-denominated debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies.

The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term bank deposits and restricted deposits, short-term and long-term debt obligations and capital commitments as of December 31, 2019 and the expected maturity profile of these debt obligations and capital commitments.

	Expected Maturity							As of December 31, 2019
	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents:
U.S. dollars	1,160	—	—	—	—	—	1,160	1,160
HK dollars	31	—	—	—	—	—	31	31
Japanese yen	2	—	—	—	—	—	2	2
Euro dollars	146	—	—	—	—	—	146	146
GBP	—	—	—	—	—	—	—	—
SGD	6	—	—	—	—	—	6	6
AUD	4	—	—	—	—	—	4	4
CHF	—	—	—	—	—	—	—	—
Short-term bank deposits and restricted deposits
U.S. dollars	—	—	—	—	—	—	—	—
HK dollars	—	—	—	—	—	—	—	—
Liabilities:
U.S. dollar-denominated loans	29	23	20	18	18	124	232	193

Euro-denominated loans	16	13	1	1	1	10	42	43
Off-balance-sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	—	—	—	—	—	—	—	—

If the RMB had strengthened/weakened by 10% against the foreign currencies, relative to December 31, 2019, primarily with respect to U.S. dollars, Hong Kong dollars and Euro, while all other variables are held constant, the effect on profit after tax would be approximately RMB170 million (2018: approximately RMB131 million; 2017: approximately RMB138 million) for cash and cash equivalents, borrowings, accounts receivable and accounts payable denominated in foreign currencies.

Risk Relating to Financial Assets at Fair Value through Other Comprehensive Income

The investments we hold are classified in the consolidated statements of financial position as financial assets at fair value through other comprehensive income. These investments are subject to equity price risk, which results primarily from changes in the level or volatility of underlying equity prices. One of our significant investments is denominated in Euro and the fair value of such investment is also subject to risks associated with fluctuations of foreign exchange rate between Euro and Renminbi (our functional currency). If either (i) the share price of our invested equity securities (in Euro) had increased/decreased by 10% or (ii) the exchange rate between Euro and Renminbi had changed by 10%, in each case, relative to December 31, 2019, while the other variable is held constant, we would have recorded additional decrease in fair value of approximately RMB313 million in our investment revaluation reserve. As of April 15, 2020, the change in the foreign exchange rate between Euro and Renminbi and, to a lesser extent, the change of the underlying equity price denominated in Euro resulted in a depreciation of the fair value of our relevant investment by approximately 34.4% from December 31, 2019. If Euro-related uncertainty remains, we may be subject to further gain/loss in the fair value of our investments denominated in Euro and our financial condition may be materially and adversely affected.

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

From January 1, 2019 to December 31, 2019, we received from The Bank of New York Mellon a total of US$113,609.63, net of withholding tax, as reimbursement for the expenses we incurred, including but not limited to, annual stock exchange listing fee, investor relations reimbursement, non-standard out-of-pocket maintenance costs for the ADSs program, charges incurred in connection with services provided for by third-party vendors, and charges and out-of-pocket expenses for the servicing of non-registered holders. The Bank of New York Mellon also waived certain costs of US$131,100.94 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered holders. In addition, The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain limits and conditions.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2019, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

As of December 31, 2019, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2019 was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2019, has been audited by our independent registered public accounting firm, as stated in its report.

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

KPMG Huazhen LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal years ended December 31, 2017, 2018 and 2019. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for audit services, audit-related services, tax services and other services for each of the fiscal years 2018 and 2019:

	For the Year Ended December 31,
	2018	2019
	(in RMB thousands)
Audit services	78,094	77,589
Audit-related services	730	400
Tax services	165	144
Other	2,429	—

Total	81,418	78,133

Audit services in 2019 mainly included audit work in connection with the audit of the Company’s consolidated financial statements and internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

Other assurance services included other assurance and related services that can be reasonably provided by the independent auditor.

Tax services mainly include tax compliance services.

Non-audit services included other services that can be reasonably provided by the independent auditor. In 2019, no such services have been provided by the independent auditor.

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

Our audit committee pre-approved all audit and non-audit services performed by our principal accountant for the years ended December 31, 2018 and 2019.

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

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. Under the applicable Hong Kong rules, our board of directors is required to meet regularly and at least four times a year, involving active participation by a majority of the directors and affording all directors an opportunity to include matters on the agenda. In addition, when a board meeting considers a matter in which a substantial shareholder or a director has a conflict of interest, the independent directors with no material interest in such matter must be present. Furthermore, it has been our practice to organize exclusive meetings for our independent non-executive directors at least annually.

Section 303A.04 of the NYSE Listed Company Manual provides that (i) a listed company must have a nominating/corporate governance committee that consists entirely of independent directors and (ii) the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee’s purpose and responsibilities, which shall include, among others, the development and recommendation of corporate governance guidelines to the board of directors, and an annual performance evaluation of the committee. The HKSE Listing Rules also contain a code provision that the listed companies should establish a nomination committee which consists of a majority of independent non-executive directors. We established a nomination committee in August 2011 with a written charter that specifies its duties and authorities. In addition, our board of directors is directly in charge of developing our corporate governance guidelines.

Section 303A.05 of the NYSE Listed Company Manual provides that (i) a listed company must have a compensation committee that consists entirely of independent directors and (ii) the compensation committee of a listed company must have a written charter that addresses the committee’s purpose and responsibilities and an annual performance evaluation of the compensation committee. The HKSE Listing Rules also require that the listed companies should establish a remuneration committee which consists of a majority of independent non-executive directors. The Company has established a remuneration committee with a written charter that specifies its duties and authorities.

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unicom, dated January 27, 2000(1)(P)

1.2	Amended Articles of Association of Unicom (as amended on September 16, 2008)(12)

1.3	Amended Articles of Association of Unicom (as amended on May 24, 2011)(14)

1.4	Amended Articles of Association of Unicom (as amended on May 8, 2015)(18)

2.1	Deposit Agreement, among Unicom, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(2)(P)

2.2	Form of specimen certificate for the shares(1)(P)

2.3	Description of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended*

4.1	Reorganization Agreement between Unicom Group and CUCL, dated April 21, 2000 (together with English translation)(1)(P)

4.2	Equity Transfer Agreement among Unicom Group, Unicom HK, Unicom BVI and Unicom, dated April 21, 2000(1)(P)

4.3	Trademark License Agreement between Unicom Group and CUCL, dated May 25, 2000 (together with English translation)(1)(P)

4.4	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging, dated August 1, 2001 (together with English translation)(1)(P)

4.5	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation) (3)(P)

4.6	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New Century, dated November 20, 2002. (English translation) (3)

4.7	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation) (4)

4.8	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New World, dated November 20, 2003. (English translation) (4)

4.9	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004(5)

4.10	Subscription Agreement between Unicom and SK Telecom, dated June 20, 2006(6)

4.11	CDMA Network Capacity Lease Agreement among Unicom New Horizon, the A Share Company and Unicom Group, dated October 26, 2006(7)

4.12	Transfer Agreement of the CDMA Network Capacity Lease Agreement between the A Share Company and CUCL, dated October 26, 2006. (English translation)(7)

4.13	Asset Transfer Agreement between CUCL and Unicom Group in connection with the acquisition of Unicom Guizhou, dated November 16, 2007. (English translation)(8)

4.14	Supplement Agreement among Unicom New Horizon, Unicom Group, CUCL and the A Share Company in connection with the acquisition of Unicom Guizhou and the 2006 CDMA Network Capacity Lease Agreement, dated November 16, 2007 (8)

4.15	CDMA Business Transfer Framework Agreement between us, CUCL and China Telecom dated as of June 2, 2008. (English translation)(8)

4.16	CDMA Business Disposal Agreement among Unicom, CUCL and China Telecom, dated July 27, 2008. (English summary)(12)

4.17	Business and Assets Transfer Agreement among Unicom Parent, Netcom Parent and the A Share Company, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

Exhibit Number	Description of Exhibit

4.18	Transfer Agreement between the A Share Company and CUCL, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.19	Network Lease Agreement between CUCL and Unicom New Horizon, relating to the lease of telecommunications networks in 21 provinces in southern China by CUCL from Unicom New Horizon, dated December 16, 2008. (English translation)(9)

4.20	Assets and Liabilities Transfer Agreement between CNC China and Netcom Group, dated June 23, 2004. (English translation)(10)

4.21	Asset Injection Agreement among Netcom Group, Unicom Group BVI, CNC China and China Netcom, dated June 29, 2004. (English translation)(10)

4.22	Letter of Undertakings by Netcom Group, dated September 5, 2004. (English translation)(10)

4.23	Restructuring Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.24	Non-Competition Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.25	Trademark Licensing Agreement among CNC China, Netcom Group and China Netcom, dated October 8, 2004. (English translation)(10)

4.26	Conditional Sale and Purchase Agreement among China Netcom, Unicom Group BVI and Netcom Group, relating to the acquisition of CNC New Horizon BVI, dated September 12, 2005(12)

4.27	Asset Transfer Agreement between China Netcom and Netcom Group, relating to the sale of China Netcom’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality, dated January 15, 2007(12)

4.28	Domestic Interconnection Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.29	International Long-distance Voice Services Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.30	Engineering and Information Technology Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.31	Master Sharing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.32	Property Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.33	Materials Procurement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.34	Ancillary Telecommunications Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.35	Support Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation) (12)

4.36	Telecommunications Facilities Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.37	Information and Communications Technology Agreement between China Netcom System Integration and Netcom Group, dated November 6, 2007. (English translation)(12)

Exhibit Number	Description of Exhibit

4.38	Equity Interest Transfer Agreement between China Netcom Group System Integration and China Netcom Group Beijing Communications Corporation, relating to the acquisition of Design Institute, dated December 5, 2007. (English translation)(11)

4.39	Framework Agreement for Interconnection Settlement between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.40	Framework Agreement for Engineering and Information Technology Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.41	Framework Agreement for Property Leasing Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.42	Framework Agreement for Ancillary Telecommunications Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.43	Framework Agreement for Support Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.44	Framework Agreement for Telecommunications Facilities Leasing between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.45	Comprehensive Services Agreement between Unicom Group and the A Share Company, dated August 12, 2008. (English translation)(12)

4.46	Transfer Agreement among the A Share Company, CUCL and CNC China, in connection with the Comprehensive Services Agreement, dated August 12, 2008. (English translation)(12)

4.47	Merger Agreement between CUCL and CNC China, relating to the merger between CUCL and CNC China, dated October 15, 2008. (English translation)(12)

4.48	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009 (12)

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009(12)

4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009(12)

4.51	Subscription Agreement between China Unicom (Hong Kong) Limited and Telefónica, dated September 6, 2009 (13)

4.52	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009(13)

4.53	Irrevocable Offer by SK Telecom, dated September 25, 2009(13)

4.54	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009(13)

4.55	Share Repurchase Agreement, dated November 3, 2009(13)

4.56	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009(13)

4.57	2011-2012 Network Lease Agreement between Unicom New Horizon and CUCL, dated October 29, 2010 (English translation)(14)

4.58	2010 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 29, 2010 (English translation)(14)

Exhibit Number	Description of Exhibit

4.59	Agreement to Enhance the Strategic Alliance between China Unicom (Hong Kong) Limited and Telefónica, dated January 23, 2011(14)

4.60	Transfer Agreement between Unicom A Share Company and CUCL, dated November 21, 2012 (English translation)(15)

4.61	2013 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 24, 2013 (English translation)(16)

4.62	Share Option Scheme, adopted by ordinary resolution of the Company on April 16, 2014 (16)

4.63	The Promoters’ Agreement among China Mobile Communication Company Limited, CUCL and China Telecom Corporation Limited regarding the establishment of China Communications Facilities Services Corporation Limited (English translation)(17)

4.64	The Transfer Agreement among CUCL, Unicom New Horizon, China Mobile Communication Company Limited and its related subsidiaries, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and the Tower Company (English translation)(18)

4.65	The Share Subscription Agreement between CUCL and the Tower Company, dated January 29, 2016 (English translation)(18)

4.66	The Capital Contribution Agreement between Unicom Group and CUCL, dated 6 December, 2013 (English translation)(18)

4.67	The amendment agreement to the 2013 comprehensive services agreement between Unicom Group and CUCL, dated August 21, 2015 (English translation)(18)

4.68	The Commercial Pricing Agreement between CUCL and the Tower Company, dated July 8, 2016 (English translation)(19)

4.69	2017-2019 Comprehensive Services Agreement between Unicom Group and CUCL, dated November 25, 2016 (English translation)(19)

4.70	The Share Subscription Agreement between the Company and Unicom BVI, dated August 22, 2017 (English translation) (20)

4.71	The Supplementary Agreement between CUCL and the Tower Company, dated January 31, 2018 (English translation) (21)

4.72	The Supplemental Agreement to the 2017-2019 Comprehensive Services Agreement between Unicom Group and CUCL, dated August 15, 2018 (English translation) (22)

4.73	2020-2022 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 21, 2019 (English translation)*

4.74	The Framework Agreement regarding Cooperation on Building and Sharing of 5G Access Networks between CUCL and China Telecom Corporation Limited, dated September 9, 2019 (English translation)*

8.1	List of our significant subsidiaries*

11.1	Code of Ethics for Senior Officers(4)

11.2	Employee Code of Ethics (English translation)(6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)*

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b)*

Exhibit Number	Description of Exhibit

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b)*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

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

(21)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2017.
(22)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2018.
(P)	Paper filing.
*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 22, 2020

CHINA UNICOM (HONG KONG) LIMITED

By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

CHINA UNICOM (HONG KONG) LIMITED:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of China Unicom (Hong Kong) Limited and subsidiaries (the Group) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Adoption of New Standards

As discussed in Note 2.2 (c) to the consolidated financial statements, in 2018, the Group has adopted International Financial Reporting Standards 15 “Revenue from Contracts with Customers” and International Financial Reporting Standard 9 (2014) “Financial Instruments”.

And as discussed in Note 2.2 (d) to the consolidated financial statements, in 2019, the Group has adopted International Financial Reporting Standards 16 “Lease”.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of revenue

As disclosed in Note 2.25 and 6 to the consolidated financial statements, the Group’s revenue is primarily generated from the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products. For the year ended December 31, 2019, the Group has recognized revenue of RMB290,515 million.

We identified recognition of revenue as a critical audit matter because the Group maintains a number of complex information technology (“IT”) systems to process large volumes of data for revenue recognition. Furthermore, the Group has a number of different revenue contracts containing bundled sales packages with a combination of both services provided and mobile handsets sold, which requires complex settings in IT systems to allocate revenue among different performance obligations within the contracts. The testing of the Group’s IT systems needs to involve IT professionals with specialized skills and knowledge to assist with the performance of certain procedures.

The primary procedures we performed to address this critical audit matter included the following.

We tested certain internal controls over the Group’s revenue recognition process, including general IT controls and IT application controls over the capturing, rating and billing systems (“business systems”) and automated/manual controls over the aggregation of information from various IT systems to the accounting system. We involved IT professionals with specialized skills and knowledge, who assisted in testing:

•

General IT controls for the business systems used to gather and process revenue data, including access to program controls, program change controls, program development controls and computer operation controls;

•	IT application controls over the completeness and accuracy of revenue information generated from the business systems;

•	The transfer of data among the different IT systems used to gather the data, including the end-to-end reconciliation controls from the billing systems to the accounting system; and

•	The settings and calculation in the business IT systems for revenue allocation between services and mobile handsets within contracts containing bundled sales packages.

In addition to the above procedures, we tested a selection of revenue transactions by reconciling the revenue recognized in the accounting system to the Group’s cash collection records.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2016.

Beijing, China

April 22, 2020

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in millions, except per share data)

		Year ended December 31
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$ (Unaudited)
		Note	Note
Revenue	6	274,829	290,877	290,515	41,730

Interconnection charges		(12,617)	(12,579)	(11,513)	(1,654)
Depreciation and amortization	2	(77,492)	(75,777)	(83,080)	(11,934)
Network, operation and support expenses	2, 7	(54,507)	(55,077)	(43,236)	(6,210)
Employee benefit expenses	8	(42,471)	(48,143)	(50,516)	(7,256)
Costs of telecommunications products sold	9	(26,643)	(27,604)	(26,412)	(3,794)
Other operating expenses	2, 10	(57,166)	(62,561)	(64,480)	(9,262)
Finance costs	2, 11	(5,734)	(1,625)	(2,123)	(305)
Interest income		1,647	1,712	1,272	183
Share of net profit of associates		893	2,477	1,359	195
Share of net profit of joint ventures		574	598	646	93
Other income – net	12	1,280	783	1,735	249

Income before income tax		2,593	13,081	14,167	2,035
Income tax expenses	13	(743)	(2,824)	(2,795)	(402)

Net income for the year	2	1,850	10,257	11,372	1,633

Attributable to:
Equity shareholders of the Company		1,828	10,197	11,330	1,627

Non-controlling interests		22	60	42	6

Earnings per share for income attributable to equity shareholders of the Company during the year:
Basic earnings per share	14	0.07	0.33	0.37	0.05

Diluted earnings per share	14	0.07	0.33	0.37	0.05

Note:	The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in millions)

	Year ended December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ (Unaudited)
	Note	Note
Net income for the year	1,850	10,257	11,372	1,633

Other comprehensive income
Items that will not be reclassified to statements of income:
Changes in fair value of financial assets through other comprehensive income (non-recycling)	(56)	(383)	(583)	(84)
Tax effect on changes in fair value of financial assets through other comprehensive income (non-recycling)	(2)	2	2	—

Changes in fair value of financial assets through other comprehensive income, net of tax (non-recycling)	(58)	(381)	(581)	(84)
Others	6	(4)	(1)	—

	(52)	(385)	(582)	(84)

Item that may be reclassified subsequently to statements of income:
Currency translation differences	(178)	140	81	12

Other comprehensive income for the year, net of tax	(230)	(245)	(501)	(72)

Total comprehensive income for the year	1,620	10,012	10,871	1,561

Total comprehensive income attributable to:
Equity shareholders of the Company	1,598	9,952	10,829	1,555

Non-controlling interests	22	60	42	6

Note:	The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in millions)

		As of December 31
	Note	2018	2019	2019
		RMB	RMB	US$ (Unaudited)
		Note
ASSETS
Non-current assets
Property, plant and equipment	15	384,475	367,401	52,774
Lease prepayments	16	9,290	—	—
Right-of-use assets	17	—	43,073	6,187
Goodwill	18	2,771	2,771	398
Interest in associates	20	35,758	36,445	5,235
Interest in joint ventures	21	3,966	4,771	685
Deferred income tax assets	13	3,401	1,226	176
Contract assets	22	570	595	86
Contract costs	23	5,632	4,923	707

Financial assets at fair value through other comprehensive income	24	3,903	3,323	477
Financial assets at fair value through profit and loss		—	568	82
Other assets	25	14,645	13,808	1,983

		464,411	478,904	68,790

Current assets
Inventories and consumables	26	2,388	2,359	339
Contract assets	22	1,254	1,308	188
Accounts receivable	27	14,433	17,233	2,475
Prepayments and other current assets	28	11,106	12,456	1,789
Amounts due from ultimate holding company	46	7,431	7,688	1,104
Amounts due from related parties	46	935	240	35
Amounts due from domestic carriers		3,812	3,448	495
Financial assets at fair value through profit and loss		770	202	29
Short-term bank deposits and restricted deposits	29	3,720	3,716	534
Cash and cash equivalents	30	30,060	34,945	5,020

		75,909	83,595	12,008

Total assets		540,320	562,499	80,798

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	31	254,056	254,056	36,493
Reserves	32	(20,154)	(18,803)	(2,701)
Retained profits
- Proposed final dividend	33	4,100	4,529	651
- Others		75,920	80,265	11,529

		313,922	320,047	45,972

Non-controlling interests		364	708	102

Total equity		314,286	320,755	46,074

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in millions)

		As of December 31
	Note	2018	2019	2019
		RMB	RMB	US$ (Unaudited)
		Note
LIABILITIES
Non-current liabilities
Long-term bank loans	34	3,173	2,869	412
Promissory notes	35	—	998	143
Corporate bonds	36	999	2,998	431
Lease liabilities	37	—	21,535	3,093
Deferred income tax liabilities	13	111	87	12
Deferred revenue	38	3,609	4,851	697
Amounts due to related parties	46	3,042	3,042	437
Other obligations	39	190	174	25

		11,124	36,554	5,250

Current liabilities
Short-term bank loans	40	15,085	5,564	799
Commercial papers	41	—	8,995	1,292
Current portion of long-term bank loans	34	441	437	63
Current portion of corporate bonds	36	16,994	—	—
Lease liabilities	37	—	10,790	1,550
Accounts payable and accrued liabilities	42	122,458	121,564	17,462
Taxes payable		911	1,534	220
Amounts due to ultimate holding company	46	1,214	1,779	256
Amounts due to related parties	46	8,843	7,851	1,128
Amounts due to domestic carriers		2,144	2,174	312
Dividend payable		920	920	132
Current portion of deferred revenue	38	78	—	—
Current portion of other obligations	39	2,844	2,604	374
Contract liabilities	22	42,650	40,648	5,839
Advances from customers		328	330	47

		214,910	205,190	29,474

Total liabilities		226,034	241,744	34,724

Total equity and liabilities		540,320	562,499	80,798

Net current liabilities		(139,001)	(121,595)	(17,466)

Total assets less current liabilities		325,410	357,309	51,324

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in RMB millions)

		Attributable to equity shareholders of the Company
	Note	Share capital	General risk reserve	Investment revaluation reserve	Statutory reserves	Other reserves	Retained profits	Total	Non- controlling interests	Total equity
Balance at January 1, 2017		179,102	33	(6,936)	28,827	(42,941)	69,322	227,407	275	227,682
Total comprehensive income for the year		—	—	(58)	—	(172)	1,828	1,598	22	1,620
Issue of share capital		74,954	—	—	—	—	—	74,954	—	74,954
Share of associate’s other reserve		—	—	—	—	91	—	91	—	91
Appropriation to statutory reserves		—	—	—	50	—	(50)	—	—	—
Appropriation to other reserves		—	194	—	—	—	(194)	—	—	—

Balance at December 31, 2017		254,056	227	(6,994)	28,877	(43,022)	70,906	304,050	297	304,347

Impact on initial application of IFRS15 (Note)	2	—	—	—	175	—	1,575	1,750	—	1,750
Impact on initial application of IFRS 9 (2014) (Note)	2	—	—	—	(85)	—	(768)	(853)	—	(853)

Balance at January 1, 2018		254,056	227	(6,994)	28,967	(43,022)	71,713	304,947	297	305,244
Total comprehensive income for the year		—	—	(381)	—	136	10,197	9,952	60	10,012
Capital contribution from non-controlling interests		—	—	—	—	—	—	—	7	7
Appropriation to statutory reserves		—	—	—	52	—	(52)	—	—	—
Appropriation to other reserves		—	247	—	—	—	(247)	—	—	—
Dividends relating to 2017	33	—	—	—	—	—	(1,591)	(1,591)	—	(1,591)
Capital contribution relating to share-based payment borne by A Share Company	45	—	—	—	—	614	—	614	—	614

Balance at December 31, 2018		254,056	474	(7,375)	29,019	(42,272)	80,020	313,922	364	314,286

Impact on initial application of IFRS 16 (Note)	2	—	—	—	(107)	—	(967)	(1,074)	—	(1,074)

Balance at January 1, 2019		254,056	474	(7,375)	28,912	(42,272)	79,053	312,848	364	313,212
Total comprehensive income for the year		—	—	(581)	—	80	11,330	10,829	42	10,871
Capital contribution from non-controlling interests		—	—	—	—	206	—	206	302	508
Share of an associate’s other reserves		—	—	—	—	(307)	—	(307)	—	(307)
Appropriation to statutory reserves		—	—	—	1,273	—	(1,273)	—	—	—
Appropriation to other reserves		—	216	—	—	—	(216)	—	—	—
Dividends relating to 2018	33	—	—	—	—	—	(4,100)	(4,100)	—	(4,100)
Capital contribution relating to share-based payment borne by A Share Company	45	—	—	—	—	571	—	571	—	571

Balance at December 31, 2019		254,056	690	(7,956)	30,185	(41,722)	84,794	320,047	708	320,755

Balance at December 31, 2019 (in US$ millions) (Unaudited)		36,493	99	(1,143)	4,336	(5,993)	12,180	45,972	102	46,074

Note:	The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

		Year ended December 31
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$ (Unaudited)
			Note
Cash flows from operating activities
Cash generated from operations	2, (a)	91,519	93,882	94,952	13,639
Interest received		807	1,688	1,551	223
Interest paid		(6,293)	(2,457)	(2,521)	(362)
Income tax paid		(979)	(726)	(304)	(44)

Net cash inflow from operating activities	2	85,054	92,387	93,678	13,456

Cash flows from investing activities
Purchase of property, plant and equipment and right-of-use assets		(61,489)	(52,176)	(56,187)	(8,071)
Purchase of other assets		(4,204)	(4,590)	(4,355)	(626)
Proceeds from disposal of property, plant and equipment and other assets		22,121	1,090	1,512	217
Dividend received from financial assets at fair value through other comprehensive income		167	203	205	30
Investment income received from financial assets at fair value through profit and loss		—	36	24	3
Proceeds from disposal of financial assets at fair value through profit and loss		60	—	507	73
Dividends received from associates		10	20	82	12
(Increase)/Decrease in short-term bank deposits		(3,094)	3,094	34	5
Acquisition of financial assets at fair value through profit and loss		(74)	(585)	(423)	(61)
Acquisition of financial assets at fair value through other comprehensive income		(8)	—	(3)	—
Acquisition of interest in associates		(5)	(67)	(12)	(2)
Acquisition of interest in joint ventures		(620)	(1,000)	(137)	(20)
Lending by Unicom Group Finance Company Limited (“Finance Company”) to related parties		(700)	(13,558)	(11,434)	(1,642)
Repayment of loans from a related party to Finance Company		500	6,354	11,134	1,599

Net cash outflow from investing activities		(47,336)	(61,179)	(59,053)	(8,483)

Note: The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

		Year ended December 31
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$ (Unaudited)
			Note
Cash flows from financing activities
Proceeds from share issued		74,954	—	—	—
Capital contributions from non-controlling interests		—	7	508	73
Proceeds from short-term bank loans		117,571	53,306	28,784	4,135
Proceeds from commercial papers		26,941	—	8,995	1,292
Proceeds from promissory notes		—	—	992	143
Proceeds from corporate bonds		—	—	2,000	287
Proceeds from long-term bank loans		1,549	—	—	—
Loans from related parties		535	3,090	50	7
Loans from ultimate holding company		5,237	—	—	—
Repayment of short-term bank loans		(172,065)	(60,730)	(38,290)	(5,500)
Repayment of long-term bank loans		(2,686)	(435)	(418)	(60)
Repayment of commercial papers		(54,000)	(9,000)	—	—
Repayment of related party loans		(60)	(475)	(48)	(7)
Repayment of ultimate holding company loan		(3,893)	(1,344)	—	—
Repayment of promissory notes		(19,000)	(18,000)	—	—
Repayment of corporate bonds		(2,000)	—	(17,000)	(2,442)
Repayment of finance lease		(695)	(493)	—	—
Capital element of lease rentals paid	2	—	—	(11,123)	(1,598)
Payment of issuing expense for promissory notes		(82)	(67)	—	—
Dividends paid to equity shareholders of the Company	33	—	(1,591)	(4,100)	(589)
Net deposits with Finance Company by related parties		(100)	2,354	236	34
Increase in statutory reserve deposits placed by Finance Company	29(i)	(620)	(680)	(351)	(50)

Net cash outflow from financing activities	2	(28,414)	(34,058)	(29,765)	(4,275)

Net increase/(decrease) in cash and cash equivalents		9,304	(2,850)	4,860	698
Cash and cash equivalents, beginning of year		23,633	32,836	30,060	4,318
Effect of changes in foreign exchange rate		(101)	74	25	4

Cash and cash equivalents, end of year	30	32,836	30,060	34,945	5,020

Analysis of the balances of cash and cash equivalents:
Cash balances		3	1	1	—
Bank balances		32,833	30,059	34,944	5,020

		32,836	30,060	34,945	5,020

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

(a)	The reconciliation of income before income tax to cash generated from operating activities is as follows:

	Year ended December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ (Unaudited)
		Note
Income before income tax	2,593	13,081	14,167	2,035
Adjustments for:
Depreciation and amortization	77,492	75,777	83,080	11,934
Interest income	(1,647)	(1,712)	(1,272)	(183)
Finance costs	5,363	1,676	1,991	286
Loss on disposal of property, plant and equipment	3,489	4,148	2,179	313
Credit loss allowance and write-down of inventories	3,955	3,846	3,663	526
Dividend from financial assets at fair value through other comprehensive income	(206)	(203)	(205)	(29)
Investment income from financial assets at fair value through profit and loss	—	(36)	(24)	(3)
Other investment gains	(19)	(31)	(96)	(14)
Share of net profit of associates	(893)	(2,477)	(1,359)	(195)
Share of net profit of joint ventures	(574)	(598)	(646)	(93)
Expenses for restricted shares of A Share Company granted to the Group’s employees	—	614	571	82
Changes in working capital:
Increase in accounts receivable	(3,667)	(4,887)	(5,928)	(852)
Decrease/(Increase) in contract assets	—	1,150	(122)	(18)
Increase in contract costs	—	(3,001)	(2,188)	(314)
Decrease/(Increase) in inventories and consumables	81	(385)	(335)	(48)
(Increase)/Decrease in restricted deposits	(58)	(581)	321	46
(Increase)/Decrease in other assets	(2,034)	1,584	(796)	(114)
Decrease/(Increase) in prepayments and other current assets	166	60	(1,876)	(269)
Increase in amounts due from ultimate holding company	(39)	(20)	(7)	(1)
Decrease in amounts due from related parties	112	2,339	745	107
(Increase)/Decrease in amounts due from domestic carriers	(775)	871	364	52
Increase in accounts payable and accrued liabilities	5,752	6,591	2,386	343
Increase in taxes payable	362	33	623	90
Increase in advances from customers	2,255	45	2	—
Decrease in contract liabilities	—	(4,322)	(2,002)	(288)
Increase in deferred revenue	365	1,474	1,164	167
Increase/(Decrease) in other obligations	45	68	(16)	(2)
(Decrease)/Increase in amounts due to ultimate holding company	(203)	40	322	46
(Decrease)/Increase in amounts due to related parties	(945)	(868)	216	31
Increase/(Decrease) in amounts due to domestic carriers	549	(394)	30	4

Cash generated from operations	91,519	93,882	94,952	13,639

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

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

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (hereinafter referred to as “A Share Company”), a joint stock company incorporated in the PRC on December 31, 2001 with its A shares listed on the Shanghai Stock Exchange on October 9, 2002.

The directors of the Company consider Unicom BVI and China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”) as the immediately holding company and ultimate holding company, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Statement of Compliance

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. These consolidated financial statements have been authorized for issue by the Company’s board of directors on April 22, 2020.

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

As of December 31, 2019, current liabilities of the Group exceeded current assets by approximately RMB121.6 billion (2018: approximately RMB139.0 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•

Approximately RMB396.7 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB378.9 billion was unutilized as of December 31, 2019; and

•	Other available sources of financing from domestic banks and other financial institutions in view of the Group’s good credit history.

In addition, the Group believes it has the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments, expected capital expenditure and debt obligations. As a result, the consolidated financial statements of the Group have been prepared on a going concern basis.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments effective from January 1, 2018

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

	At December 31, 2017	Impact on initial application of IFRS 9 (2014) (Note 2.2(c)(ii))	Impact on initial application of IFRS 15 (Note 2.2(c)(iii))	At January 1, 2018
ASSETS
Deferred income tax assets	5,973	265	(584)	5,654
Contract assets	—	—	753	753
Other assets	20,721	—	(5,275)	15,446
Contract costs	—	—	6,856	6,856
Total non-current assets	495,261	265	1,750	497,276
Accounts receivable	13,964	(1,118)	—	12,846
Prepayments and other current assets	13,801	—	(2,221)	11,580
Contract assets	—	—	2,221	2,221
Total current assets	76,722	(1,118)	—	75,604
Total assets	571,983	(853)	1,750	572,880
EQUITY
Reserves	(20,912)	(85)	175	(20,822)
Retained profits
- Proposed final dividend	1,591	—	—	1,591
- Others	69,315	(768)	1,575	70,122
Total equity	304,347	(853)	1,750	305,244
CURRENT LIABILITIES
Accounts payable and accrued liabilities	125,260	—	3,671	128,931
Current portion of deferred revenue	350	—	(311)	39
Advances from customers	49,283	—	(49,000)	283
Contract liabilities	—	—	45,640	45,640
NON-CURRENT LIABILITIES
Deferred revenue	3,020	—	(782)	2,238
Contract liabilities	—	—	782	782
Total equity and liabilities	571,983	(853)	1,750	572,880
Net current liabilities	(165,900)	(1,118)	—	(167,018)
Total assets less current liabilities	329,361	(853)	1,750	330,258

Further details of these changes are set out in sub-sections (ii) and (iii) of this note.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments effective from January 1, 2018 (Continued)

(ii)	IFRS 9 (2014), “Financial instruments”, including the amendments to IFRS 9, “Prepayment features with negative compensation”

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

For further details on the Group’s accounting policy for accounting for credit losses, see Note 2.14.

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

Loss allowance at December 31, 2017 under IFRS 9 (2010)	6,657
Additional credit loss recognized at January 1, 2018 on:
- Accounts receivable	1,118
Loss allowance at January 1, 2018 under IFRS 9 (2014)	7,775

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments effective from January 1, 2018 (Continued)

(ii)	IFRS 9 (2014), “Financial instruments”, including the amendments to IFRS 9, “Prepayment features with negative compensation” (Continued)

ii.	Transition

Changes in accounting policies resulting from the adoption of IFRS 9 (2014) have been applied retrospectively, except as described below:

•

Information relating to comparative periods has not been restated. Differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 (2014) are recognized in retained profits and reserves as of January 1, 2018. Accordingly, the information presented for 2017 continues to be reported under IFRS 9 (2010) and thus may not be comparable with the information presented for 2018.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments effective from January 1, 2018 (Continued)

(iii)	IFRS 15, “Revenue from Contracts with Customers” (Continued)

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments effective from January 1, 2018 (Continued)

(iii)	IFRS 15, “Revenue from Contracts with Customers” (Continued)

iii.	Disclosure of the estimated impact on the amounts reported in respect of the year ended December 31, 2018 as a result of the adoption of IFRS 15 on January 1, 2018.

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

	Amounts reported in accordance with IFRS 15	Hypothetical amounts under IASs 18 and 11	Difference: Estimated impact of adoption of IFRS 15 on 2018
Line items in the consolidated statements of income for the year ended December 31, 2018 impacted by the adoption of IFRS 15:
Other operating expenses	62,561	62,074	487
Income before taxation	13,081	13,568	(487)
Income tax expenses	(2,824)	(2,946)	122
Net income for the year	10,257	10,622	(365)
Net income attributable to equity shareholders of the Company	10,197	10,562	(365)
Earnings per share for income attributable to equity shareholders of the Company during the year:
Basic earnings per share (RMB)	0.33	0.34	(0.01)
Diluted earnings per share (RMB)	0.33	0.34	(0.01)
Line items in the consolidated statements of comprehensive income for the year ended December 31, 2018 impacted by the adoption of IFRS 15:
Total comprehensive income for the year	10,012	10,377	(365)
Total comprehensive income attributable to:
Equity shareholders of the Company	9,952	10,317	(365)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments effective from January 1, 2018 (Continued)

(iii)	IFRS 15, “Revenue from Contracts with Customers” (Continued)

	Amounts reported in accordance with IFRS 15	Hypothetical amounts under IASs 18 and 11	Difference: Estimated impact of adoption of IFRS 15 on 2018
Line items in the consolidated statements of financial position as of December 31, 2018 impacted by the adoption of IFRS 15:
ASSETS
Deferred income tax assets	3,401	3,630	(229)
Contract assets	570	—	570
Other assets	14,645	19,000	(4,355)
Contract costs	5,632	—	5,632
Total non-current assets	464,411	462,793	1,618
Prepayments and other current assets	11,106	12,360	(1,254)
Contract assets	1,254	—	1,254
Total current assets	75,909	75,909	—
Total assets	540,320	538,702	1,618
EQUITY
Reserves	(20,154)	(20,293)	139
Retained profits
- Others	75,920	74,674	1,246
Total equity	314,286	312,901	1,385
LIABILITIES
Accounts payable and accrued liabilities	122,458	119,060	3,398
Taxes payable	911	678	233
Current portion of deferred revenue	78	1,161	(1,083)
Advances from customers	328	45,293	(44,965)
Contract liabilities	42,650	—	42,650
Total current liabilities	214,910	214,677	233
Total equity and liabilities	540,320	538,702	1,618
Net current liabilities	(139,001)	(138,768)	(233)
Total assets less current liabilities	325,410	324,025	1,385
Line items in the reconciliation of income before taxation to cash generated from operations for the year ended December 31, 2018 impacted by the adoption of IFRS 15:
Income before taxation	13,081	13,568	(487)
Increase in contract costs	(3,001)	—	(3,001)
Decrease/(Increase) in other assets	1,584	(1,721)	3,305
Decrease in contract assets	1,150	—	1,150
Decrease in prepayments and other current assets	60	1,027	(967)
Increase in accounts payable and accrued liabilities	6,591	6,268	323
Decrease in contract liabilities	(4,322)	—	(4,322)
Increase in deferred revenue	1,474	1,464	10
Increase/(Decrease) in advances from customers	45	(3,944)	3,989

The differences arise as a result of the changes in accounting policies described above.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019

The IASB have issued new IFRSs and a number of amendments and interpretations to IFRSs and IASs that are first effective from January 1, 2019. Of these, the following developments are relevant to the Group’s consolidated financial statements:

•	IFRS 16, “Leases” (“IFRS 16”)

•	IFRIC 23, “Uncertainty over income tax treatments”

•	Annual improvement to IFRSs 2015-2017 Cycle

•	Amendments to IAS 28, “Long-term interests in associates and joint ventures”

•	Amendments to IAS 19, “Plan amendment, curtailment or settlement”

Except for IFRS 16, none of the developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this consolidated financial statements.

(i)	IFRS 16, “Leases”

IFRS 16 replaces IAS 17, “Leases” (“IAS 17”), and the related interpretations, IFRIC 4, “Determining whether an arrangement contains a lease”, SIC 15, “Operating leases-incentives” and SIC 27, “Evaluating the substance of transactions involving the legal form of a lease”. It introduces a single accounting model for lessees, which requires a lessee to recognize a right-of-use asset and a lease liability for all leases, except for leases that have a lease term of 12 months or less (“short-term leases”) and leases of low value assets. The lessor accounting requirements are brought forward from IAS 17 substantially unchanged.

IFRS 16 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the consolidated financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of an entity.

The Group has initially applied IFRS 16 as from January 1, 2019. The Group has elected to use the modified retrospective approach and measure the carrying amount of right-of-use asset as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application. The Group has therefore recognized the cumulative effect of initial application as an adjustment to the opening balance of equity at January 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

Further details of the nature and effect of the changes to previous accounting policies and the transition options applied are set out below:

(1) New definition of a lease

The change in the definition of a lease mainly relates to the concept of control. IFRS 16 defines a lease on the basis of whether a customer controls the use of an identified asset for a period of time, which may be determined by a defined amount of use. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

The Group applies the new definition of a lease in IFRS 16 only to contracts that were entered into or changed on or after January 1, 2019. For contracts entered into before January 1, 2019, the Group has used the transitional practical expedient to grandfather the previous assessment of which existing arrangements are or contain leases.

Accordingly, contracts that were previously assessed as leases under IAS 17 continue to be accounted for as leases under IFRS 16 and contracts previously assessed as non-lease service arrangements continue to be accounted for as executory contracts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

(2) Lessee accounting and transitional impact

IFRS 16 eliminates the requirement for a lessee to classify leases as either operating leases or finance leases, as was previously required by IAS 17. Instead, the Group is required to capitalize all leases when it is the lessee, including leases previously classified as operating leases under IAS 17, other than those short-term leases and leases of low-value assets. As far as the Group is concerned, these newly capitalized leases are primarily in relation to telecommunications equipment, properties and other assets. For an explanation of how the Group applies lessee accounting, see Note 2.28(a)(i).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

(2)	Lessee accounting and transitional impact (Continued)

At the date of transition to IFRS 16 (i.e. January 1, 2019), the Group determined the length of the remaining lease terms and measured the lease liabilities for the leases previously classified as operating leases at the present value of the remaining lease payments, discounted using the relevant incremental borrowing rates at January 1, 2019. The weighted average of the incremental borrowing rates used for determination of the present value of the remaining lease payments was 3.7%.

To ease the transition to IFRS 16, the Group applied the following recognition exemption and practical expedients at the date of initial application of IFRS 16:

a

the Group elected not to apply the requirements of IFRS 16 in respect of the recognition of lease liabilities and right-of-use assets to leases for which the remaining lease term ends within 12 months from the date of initial application of IFRS 16, i.e. where the lease term ends on or before December 31, 2019; and

b

when measuring the lease liabilities at the date of initial application of IFRS 16, the Group applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

The following table reconciles the operating lease commitments as of December 31, 2018 as disclosed in Note 47.2 to the opening balance for lease liabilities recognized as of January 1, 2019:

January 1, 2019
Operating lease and other commitments at December 31, 2018	54,751
Less: commitments relating to non-lease elements at December 31, 2018	(14,345)

Operating lease commitments at December 31, 2018	40,406
Less: commitments relating to leases exempt from capitalization:
- short-term leases and other leases with remaining lease term ending on or before December 31, 2019	(721)
- leases of low-value assets	(36)
Less: total future interest expenses	(3,169)

Present value of remaining lease payments, discounted using the incremental borrowing rate at January 1, 2019	36,480
Add: finance lease liabilities recognized as of December 31, 2018	240

Total lease liabilities recognized at January 1, 2019	36,720

The right-of-use assets in relation to leases previously classified as operating leases have been recognized as if IFRS 16 had always been applied since the commencement date of the lease.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

(2)	Lessee accounting and transitional impact (Continued)

So far as the impact of the adoption of IFRS 16 on leases previously classified as finance leases is concerned, the Group is not required to make any adjustments at the date of initial application of IFRS 16, other than changing the captions for the balances. Accordingly, instead of “Obligations under finance leases”, these amounts are included within “Lease liabilities”, and the depreciated carrying amount of the corresponding leased asset is identified as a right-of-use asset. There is no impact on the opening balance of equity.

The following table summarizes the impacts of the adoption of IFRS 16 on the Group’s consolidated statements of financial position:

	Note	Carrying amount at December 31, 2018	Capitalization of operating lease contracts	Carrying amount at January 1, 2019
Line items in the consolidated statements of financial position impacted by the adoption of IFRS 16:

ASSETS
Property, plant and equipment	15	384,475	(343)	384,132
Lease prepayments	16	9,290	(9,290)	—
Right-of-use assets	17	—	47,359	47,359
Interest in associates	20	35,758	(264)	35,494
Deferred income tax assets	13	3,401	271	3,672
Other assets	25	14,645	(1,801)	12,844
Total non-current assets		464,411	35,932	500,343

Prepayments and other current assets	28	11,106	(526)	10,580

Total current assets		75,909	(526)	75,383

Total assets		540,320	35,406	575,726

EQUITY
Reserves		(20,154)	(107)	(20,261)
Retained profits
- Proposed 2018 final dividend		4,100	—	4,100
- Others		75,920	(967)	74,953

Total equity		314,286	(1,074)	313,212

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

(2)	Lessee accounting and transitional impact (Continued)

	Note	Carrying amount at December 31, 2018	Capitalization of operating lease contracts	Carrying amount at January 1, 2019
Line items in the consolidated statements of financial position impacted by the adoption of IFRS 16:

Lease liabilities (non-current portion)	37	—	27,576	27,576
Other obligations	39	190	(6)	184

Total non-current liabilities		11,124	27,570	38,694

Lease liabilities (current portion)	37	—	9,144	9,144
Current portion of other obligations	39	2,844	(234)	2,610

Current liabilities		214,910	8,910	223,820

Net current liabilities		(139,001)	(9,436)	(148,437)

Total assets less current liabilities		325,410	26,496	351,906

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

(3)	Impact on the financial results and cash flows of the Group

After the initial recognition of right-of-use assets and lease liabilities as of January 1, 2019, the Group as a lessee is required to recognize interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use assets, instead of the previous policy of recognizing rental expenses incurred under operating leases on a straight-line basis over the lease term. This results in a negative impact on the reported profit for the year in the Group’s consolidated statements of income, as compared to the results if IAS 17 had been applied during the year.

In the statements of cash flows, the Group as a lessee is required to split rentals paid under capitalized leases into their capital element and interest element (see Note 30(c)). Capital element of lease rentals paid are classified as financing cash outflows, similar to how leases previously classified as finance leases under IAS 17 were treated, rather than as operating cash outflows, as was the case for operating leases under IAS 17. Similar to other interest payments of the Group, interest element of lease rentals paid are classified as operating activities in the consolidated cash flow statements. Although total cash flows are unaffected, the adoption of IFRS 16 therefore results in a significant change in presentation of cash flows within the consolidated statements of cash flows (see Note 30(c)).

The following tables give an indication of the estimated impact of adoption of IFRS 16 on the Group’s financial results and cash flows for the year ended December 31, 2019, by adjusting the amounts reported under IFRS 16 in these consolidated financial statements to compute estimates of the hypothetical amounts that would have been recognized under IAS 17 if this superseded standard had continued to apply in 2019 instead of IFRS 16, and by comparing these hypothetical amounts for 2019 with the actual 2018 corresponding amounts which were prepared under IAS 17.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

(3)	Impact on the financial results and cash flows of the Group (Continued)

	Year ended December 31, 2019				Year ended December 31, 2018
	Amounts reported under IFRS 16 (A)	Add back: IFRS 16 depreciation and interest expense (B)	Deduct: Estimated amounts related to operating lease as if under IAS 17 (Note i) (C)	Hypothetical amounts for 2019 as if under IAS 17 (D=A+B+C)	Compared to amounts reported for 2018 under IAS 17
Financial results for the year ended December 31, 2019 impacted by the adoption of IFRS 16:

Depreciation and amortization	(83,080)	10,579	—	(72,501)	(75,777)
Network, operation and support expenses	(43,236)	—	(11,345)	(54,581)	(55,077)
Other operating expenses	(64,480)	—	(192)	(64,672)	(62,561)
Finance costs	(2,123)	1,349	—	(774)	(1,625)
Share of net profit of associates	1,359	37	—	1,396	2,477
Income before income tax	14,167	11,965	(11,537)	14,595	13,081
Net income for the year	11,372	11,965	(11,537)	11,800	10,257

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

(3)	Impact on the financial results and cash flows of the Group (Continued)

	Year ended December 31, 2019			Year ended December 31, 2018
	Amounts reported under IFRS 16 (A)	Estimated amounts related to operating leases as if under IAS 17 (Notes i & ii) (B)	Hypothetical amounts for 2019 as if under IAS 17 (C=A+B)	Compared to amounts reported for 2018 under IAS 17
Line items in the consolidated statements of cash flows for the year ended December 31, 2019 impacted by the adoption of IFRS 16:

Cash generated from operations	94,952	(10,883)	84,069	93,882
Net cash inflow from operating activities	93,678	(10,883)	82,795	92,387

Capital element of lease rentals paid	(11,123)	10,883	(240)	—
Net cash outflow from financing activities	(29,765)	10,883	(18,882)	(34,058)

i

The “estimated amounts related to operating leases” is an estimate of the amount that relate to leases which would have been classified as operating leases, if IAS 17 had still applied in 2019. This estimate assumes that all of the new leases entered into in 2019 would have been classified as operating leases under IAS 17, if IAS 17 had still applied in 2019. Any potential net tax effect is ignored.

ii

In this impact table, these cash outflows are reclassified from financing to operating in order to compute hypothetical amounts of net cash inflow from operating activities and net cash outflow from financing activities as if IAS 17 still applied.

(4)	Lessor accounting

The Group mainly leases out a number of items of properties as the lessor of operating leases. The accounting policies applicable to the Group as a lessor remain substantially unchanged from those under IAS 17.

Under IFRS 16, when the Group acts as an intermediate lessor in a sublease arrangement, the Group is required to classify the sublease as a finance lease or an operating lease by reference to the right-of-use asset arising from the head lease, instead of by reference to the underlying asset. The adoption of IFRS 16 does not have a significant impact on the Group’s consolidated financial statements in this regard.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(e)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2019

The IASB has issued a new IFRS and a number of amendments to IFRSs and IAS which are not yet effective for the year ended December 31, 2019 and which have not been adopted in these consolidated financial statements. Of these, the following developments are relevant to the Group’s consolidated financial statements:

Effective for accounting periods beginning on or after
Amendments to References to Conceptual Framework in IFRS Standards	January 1, 2020
Amendments to IFRS 3, “Definition of a business”	January 1, 2020
Amendments to IAS 1 and IAS 8, “Definition of material”	January 1, 2020
IFRS 17, “Insurance Contracts”	January 1, 2021

The Group is assessing the impact of such new standards, amendments to standards and interpretations, and will adopt the relevant standards, amendments to standards and interpretations in the subsequent period as required. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

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

Non-controlling interests are presented in the consolidated statements of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of income and the consolidated statements of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statements of financial position in accordance with Note 2.20 depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2.12) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (see Note 2.4).

In the Company’s statements of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2.13), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale).

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

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture (after applying the ECL model to such other long-term interests where applicable).

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

For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB6.9618 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2019. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2019 or at any other date. The US$ convenience translation is not required under IFRS and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.13).

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

2.9	Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfill a contract with a customer which are not capitalized as inventory (see Note 2.15), property, plant and equipment (see Note 2.7) or intangible assets.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9	Contract costs (Continued)

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

Amortization of capitalized contract costs is charged to profit or loss when the revenue to which the asset relates is recognized. The accounting policy for revenue recognition is set out in Note 2.25.

2.10	Contract assets and contract liabilities

A contract asset is recognized when the Group recognizes revenue (see Note 2.25) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for expected credit loss (“ECL”) in accordance with the policy set out in Note 2.14 and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2.16).

A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see Note 2.25). A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see Note 2.16).

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

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2.25).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.11	Other Assets

Other assets mainly represent (i) computer software; (ii) prepaid usage fees for transmission lines and electricity cables.

(i)

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives on a straight-line basis.

(ii)	Long-term prepaid usage fees for transmission lines and electricity cables are amortized using a straight-line method over service period.

2.12	Financial Assets

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.12	Financial Assets (Continued)

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

2.13	Impairment of Non-Financial Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortization and are tested for impairment at each statements of financial position date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that impairment losses were previously recognized are reviewed for possible reversal of the impairment at each reporting date.

2.14	Credit losses from financial instruments and contract assets

a)	Policy applicable from January 1, 2018

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

•	contract assets as defined in IFRS 15,“Revenue from contracts with customers” (“IFRS 15”) (see Note 2.10).

Financial assets measured at fair value, including financial assets at fair value through profit and loss and financial assets at fair value through other comprehensive income, are not subject to the ECL assessment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Credit losses from financial instruments and contract assets (Continued)

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Credit losses from financial instruments and contract assets (Continued)

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Credit losses from financial instruments and contract assets (Continued)

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.15	Inventories and Consumables

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

2.16	Accounts Receivable

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset (see Note 2.10).

Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (see Note 2.14).

2.17	Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than three months to one year.

2.18	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.19	Government Grants

Government grants are recognized in the statements of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same period in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognized as deferred revenue consequently are effectively recognized in profit or loss over the useful life of the asset as other income.

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

In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured with sufficient regularity and the movement of the remeasurement is recognized in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As of December 31, 2019, the amount of the liability was RMB70 million (2018: RMB73 million).

(e)	Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the grant date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each statements of financial position date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognizes the impact of the revision of original estimates, if any, in the statements of income of the period in which the revision occurs, with a corresponding adjustment to equity.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.25	Revenue Recognition (Continued)

Further details of the Group’s revenue and other income recognition policies are as follows:

•	Voice usage and monthly fees are recognized when the services are rendered;

•	Revenue from the provision of broadband and mobile data services are recognized when the services are provided to customers;

•

Data and internet application service revenue, which mainly represent revenue from the provision of data storage and application, information communications technology and other internet related services, are recognized upon fulfillment of services obligation;

•

Other value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalized ring, caller number display and secretarial services to subscribers etc., are recognized when services are rendered;

•

Interconnection fees, which represent revenue from other domestic and foreign telecommunications operators for the use of the Group’s telecommunications network, are recognized when services are rendered;

•

Revenue from transmission lines usage and associated services, which mainly represent income from offering transmission lines and customer-end equipment to customers for usage and related services, are recognized upon fulfillment of services obligation over the respective usage and service period;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, and telecommunications equipment, are recognized when title have been passed to the buyers;

•

The Group offers preferential packages to customers which include bundle sale of mobile handsets and provision of services. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their standalone selling prices. Revenue relating to the sale of handset is recognized when the title is passed to the customer whereas service revenue is recognized based upon the actual usage of telecommunications services. The cost of the mobile handset is expensed immediately to the statements of income upon revenue recognition.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.27	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.28	Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.28	Leased assets (Continued)

(a)	As a lessee

(i)	Policy applicable from January 1, 2019

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets which, for the Group are primarily computers and office furniture. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.28	Leased assets (Continued)

(a)	As a lessee (Continued)

(i)	Policy applicable from January 1, 2019 (Continued)

The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2.13). Right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the unexpired term of lease. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property, and lease liabilities separately in the consolidated statements of financial position.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.28	Leased assets (Continued)

(a)	As a lessee (Continued)

(ii)	Policy applicable prior to January 1, 2019

In the comparative period, as a lessee the Group classified leases as finance leases if the leases transferred substantially all the risks and rewards of ownership to the Group. Leases which did not transfer substantially all the risks and rewards of ownership to the Group were classified as operating leases.

Where the Group acquired the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets were recognized as property, plant and equipment and the corresponding liabilities, net of finance charges, were recorded as obligations under finance leases. Impairment losses were accounted for in accordance with the accounting policy as set out in note 2.13. Finance charges implicit in the lease payments were charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals were charged to profit or loss in the accounting period in which they were incurred.

Where the Group had the use of assets held under operating leases, payments made under the leases were charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis was more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received were recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals were charged to profit or loss in the accounting period in which they were incurred.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.28	Leased assets (Continued)

(b)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to the ownership of an underlying assets to the lessee. If this is not the case, the lease is classified as an operating lease.

When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. The rental income from operating leases is recognized in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable. Variable lease payments that do not depend on an index or a rate are recognized as income in the accounting period in which they are earned.

When the Group is an intermediate lessor, the sub-leases are classified as a finance lease or as an operating lease with reference to the right-of-use asset arising from the head lease. If the head lease is a short-term lease to which the Group applies the exemption described in note 2.28(a)(i), then the Group classifies the sub-lease as an operating lease.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.29	Borrowing Costs

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

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars, HK dollars and Euro. Exchange risk mainly exists with respect to the balances with international carriers, cash and cash equivalents and financial assets denominated in foreign currencies.

The Group’s fund management center at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2017, 2018 and 2019, the Group had not entered into any forward exchange contracts or currency swap contracts.

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the People’s Bank of China (“PBOC”) as of December 31, 2018 and 2019.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

	2018			2019
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:
- denominated in HK dollars	66	0.88	58	35	0.90	31
- denominated in US dollars	114	6.86	783	166	6.98	1,160
- denominated in Euro	16	7.85	123	19	7.82	146
- denominated in Japanese Yen	17	0.06	1	31	0.06	2
- denominated in SGD	—	5.01	—	1	5.17	6
- denominated in GBP	—	8.68	1	—	9.15	—
- denominated in AUD	—	4.83	—	1	4.88	4
-denominated in CHF	—	6.95	1	—	7.20	—

Sub-total			967			1,349

Accounts receivable:
- denominated in HK dollars	1	0.88	1	2	0.90	2
- denominated in US dollars	233	6.86	1,599	231	6.98	1,612
- denominated in Euro	1	7.85	8	2	7.82	16

Sub-total			1,608			1,630

Financial assets at fair value through other comprehensive income:
- denominated in Euro	471	7.85	3,698	400	7.82	3,125

Total			6,273			6,104

Borrowings:
- denominated in US dollars	37	6.86	252	33	6.98	232
- denominated in Euro	8	7.85	62	5	7.82	42
- denominated in HK dollars	2	0.88	2	—	0.90	—

Sub-total			316			274

Accounts payable:
- denominated in US dollars	73	6.86	501	62	6.98	433
- denominated in Euro	1	7.85	8	1	7.82	8

Sub-total			509			441

Total			825			715

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China.

As of December 31, 2019, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars, Euro, Japanese Yen, SGD, CHF, AUD and GBP, while all other variables are held constant, the effect on income after tax would be approximately RMB170 million (2017: approximately RMB138 million; 2018: approximately RMB131 million) for cash and cash equivalents, borrowings, accounts receivable and accounts payable denominated in foreign currencies, and the effect on other comprehensive income would be approximately RMB313 million (2017: approximately RMB407 million ; 2018: approximately RMB370 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated statements of financial position as financial assets at fair value through other comprehensive income.

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As of December 31, 2019, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income would be approximately RMB313 million (2017: approximately RMB407 million; 2018: approximately RMB370 million).

(iii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, corporate bonds, related parties loans and lease liabilities. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During the years of 2018 and 2019, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in the years of 2018 and 2019.

As of December 31, 2019, the Group had approximately RMB19,496 million (2018: approximately RMB19,784 million) of floating rate borrowings and short-term fixed rate borrowings and approximately RMB42,669 million (2018: approximately RMB24,889 million) of long-term fixed rate borrowings and lease liabilities.

For the year ended December 31, 2019, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had increased/decreased 50 basic points while all other variables are held constant, the effect on income after tax is approximately RMB73 million (2017: approximately RMB134 million; 2018: approximately RMB74 million).

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

In addition, the Group has no significant concentrations of credit risk with respect to individual subscribers and corporate customers. The Group has policies to limit the credit exposure on receivables for services and sales of mobile handsets. The Group assesses the credit quality of all its customers and sets credit limits on them by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers and general corporate customers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. The utilization of credit limits and settlement pattern of customers are regularly monitored by the Group. In respect of other receivables, individual credit evaluations are performed on all counterparties requiring credit over a certain amount. These evaluations focus on the counterparties’ past history of making payments when due and current ability to pay, and take into account information specific to the counterparties as well as the economic environment in which the counterparties operates.

Credit risk relating to amounts due from related parties and other telecommunications operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

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

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time from the end of the period under review to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Carrying amounts
At December 31, 2018
Long-term bank loans	452	439	1,334	2,150	3,614
Corporate bonds	17,282	34	1,015	—	17,993
Other obligations	2,853	32	48	49	3,034
Short-term bank loans	15,449	—	—	—	15,085
Accounts payable and accrued liabilities	122,458	—	—	—	122,458
Amounts due to ultimate holding company	1,214	—	—	—	1,214
Amounts due to related parties	8,977	132	3,436	—	11,885
Amounts due to domestic carriers	2,144	—	—	—	2,144
Dividend payable	920	—	—	—	920

	171,749	637	5,833	2,199	178,347

At December 31, 2019
Long-term bank loans	448	434	1,344	1,710	3,306
Promissory notes	34	34	1,030	—	998
Corporate bonds	108	1,088	2,034	—	2,998
Lease liabilities (note)	11,085	10,183	12,112	1,430	32,325
Other obligations	2,657	46	29	49	2,778
Short-term bank loans	5,704	—	—	—	5,564
Commercial papers	9,116	—	—	—	8,995
Accounts payable and accrued liabilities	121,564	—	—	—	121,564
Amounts due to ultimate holding company	1,779	—	—	—	1,779
Amounts due to related parties	7,984	132	3,304	—	10,893
Amounts due to domestic carriers	2,174	—	—	—	2,174
Dividend payable	920	—	—	—	920

	163,573	11,917	19,853	3,189	194,294

Note: The Group has initially applied IFRS 16 using the modified retrospective approach. Lease liabilities include amounts recognized at the date of transition to IFRS 16 in respect of leases previously classified as operating leases under IAS 17 and amounts relating to new leases entered into during the year. Under this approach, the comparative information is not restated. See Note 2.2(d).

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

The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest-bearing debts over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, corporate bonds, lease liabilities, obligations under finance lease, and amounts due to related parties, as shown in the consolidated statements of financial position. The interest-bearing debts do not include balance of deposits received by Finance Company from Unicom Group and its subsidiaries and an associate of RMB4,879 million and of RMB8 million, respectively, as of December 31, 2019 (2018: RMB4,621 million and RMB30 million, respectively).

The Group’s debt-to-capitalization ratios are as follows:

	December 31, 2018 (Note)	January 1, 2019 (Note)	December 31, 2019
Interest-bearing debts:
- Short-term bank loans	15,085	15,085	5,564
- Long-term bank loans	3,173	3,173	2,869
- Promissory notes	—	—	998
- Corporate bonds	999	999	2,998
- Commercial papers	—	—	8,995
- Lease liabilities (non-current portion)	—	27,576	21,535
- Obligations under finance lease included in other obligations	6	—	—
- Amounts due to related parties	3,090	3,090	3,092
- Current portion of long-term bank loans	441	441	437
- Current portion of corporate bonds	16,994	16,994	—
- Lease liabilities (current portion)	—	9,144	10,790
- Current portion of obligations under finance lease	234	—	—

	40,022	76,502	57,278
Total equity	314,286	313,212	320,755

Interest-bearing debts plus total equity	354,308	389,714	378,033

Debt-to-capitalization ratio	11.3%	19.6%	15.2%

Note: The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognize lease liabilities relating to leases which were previously classified as operating leases under IAS 17. Under this approach, the comparative information is not restated. See Note 2.2(d).

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, contract assets, amounts due from ultimate holding company, related parties and domestic carriers, financial assets at fair value through other comprehensive income and financial assets at fair value through profit and loss. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a)	Financial assets measured at fair value

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 valuation: observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available.

•	Level 3 valuation: fair value measured using significant unobservable inputs.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(a)	Financial assets measured at fair value (Continued)

The following table presents the Group’s assets that are measured at fair value at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities
-Listed	3,845	—	—	3,845
-Unlisted	—	—	58	58

	3,845	—	58	3,903

Financial assets at fair value through profit and loss
- Equity securities
-Unlisted	—	—	200	200
-Wealth management products	—	570	—	570

	—	570	200	770

Total	3,845	570	258	4,673

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(a)	Financial assets measured at fair value (Continued)

The following table presents the Group’s assets that are measured at fair value at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
- Equity securities
-Listed	3,268	—	—	3,268
-Unlisted	—	—	55	55

	3,268	—	55	3,323

Financial assets at fair value through profit and loss
- Equity securities
-Listed	151	—	—	151
-Unlisted	—	—	568	568
-Wealth management products	—	51	—	51

	151	51	568	770

Total	3,419	51	623	4,093

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

During the years ended December 31, 2017, 2018 and 2019, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as of the end of the reporting period in which they occur.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(b)	Fair value of financial liabilities carried at other than fair value

The carrying amounts of the Group’s financial liabilities carried at amortized cost are not materially different from their fair values as of December 31, 2018 and 2019. Their carrying amounts, fair values and the level of fair values hierarchy are disclosed below:

	Carrying amount as of December 31, 2018	Fair value as of December 31, 2018	Carrying amount as of December 31, 2019	Fair value as of December 31, 2019	Fair value measurement as of December 31, 2019 categorized into
					Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	3,173	3,098	2,869	2,849	—	2,849	—
Non-current portion of promissory notes	—	—	998	1,010	1,010	—	—
Non-current portion of corporate bonds	999	1,014	2,998	3,081	3,081	—	—

The fair value of the non-current portion of long-term bank loans is based on the expected cash flows of principal and interests payment discounted at market rates ranging from 0.70% to 4.41% (2018: 0.79% to 4.48%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortized cost approximated their fair values as of December 31, 2018 and 2019 due to the nature or short maturity of those instruments.

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

The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.13. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group’s results would be significantly affected. Such impairment losses are recognized in the statements of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2017, 2018 and 2019.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

4.3	Allowance for expected credit losses

Management estimates expected credit loss allowance on accounts receivable and contract assets using a provision matrix based on the Group’s historical credit loss experience, and adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. The Group monitored and reviewed the assumptions relating to expected credit loss regularly. For the Group’s detailed assessment of credit risk, please refer to Note 3.1(b).

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

Revenue from telecommunications services are subject to VAT and VAT rates applicable to various telecommunications services. The Ministry of Finance, the State Administration of Taxation (“SAT”) and General Administration of Customs of the PRC jointly issued a notice dated March 20, 2019 which stipulates downward adjustments of VAT rate for basic telecommunications services from 10% to 9% and VAT rate for sales of telecommunications products from 16% to 13% from April 1, 2019. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

Disaggregation of revenue from customers by major services and products:

	2017	2018	2019
	Note
Voice usage and monthly fees	39,154	32,486	26,440
Broadband and mobile data services	137,133	148,431	146,534
Data and internet application services	20,074	26,489	37,218
Other value-added services	22,793	24,606	21,251
Interconnection fees	14,233	13,708	12,893
Transmission lines usage and associated services	12,519	14,178	15,595
Other services	3,109	3,785	4,456

Total service revenue	249,015	263,683	264,387
Sales of telecommunications products	25,814	27,194	26,128

Total	274,829	290,877	290,515

Include:
Revenue from contracts with customers within the scope of IFRS 15		289,810	289,332
Revenue from other sources		1,067	1,183

Note:

The Group has initially applied IFRS 15 using the cumulative effect method. Under this method, the comparative information is not restated and was prepared in accordance with IAS 18, and IAS 11 (see Note 2.2(c)(iii)).

The Group’s revenue is primarily generated from the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sale of telecommunication products. The Group bills the majority of its customers based on a fixed rate and service volume each month, and then has a right to consideration from the customers. Transaction prices that were allocated to unsatisfied performance obligations as of the end of the reporting period are expected to be recognized within one to five years when services are rendered. The Group has applied the practical expedient in paragraph 121 of IFRS 15 and therefore the information about remaining performance obligations is not disclosed for contracts that have an original expected duration of one year or less and also for those performance obligations which are regarded as satisfied as invoiced

7.	NETWORK, OPERATION AND SUPPORT EXPENSES

	Note	2017	2018	2019
			Note
Repairs and maintenance		10,531	11,102	10,303
Power and water charges		14,853	14,481	12,319
Charges for use of network, premises, equipment and facilities	(ii), (iv)	10,724	11,445	8,146
Charges for use of tower assets	(iii), (iv)	16,524	15,982	10,492
Others		1,875	2,067	1,976

		54,507	55,077	43,236

Note:

(i)	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.2(d).

(ii)

During the year ended December 31, 2019, charges for use of network, premises, equipment and facilities mainly included the non-lease components charges and charges relating to short-term leases, leases of low-value assets and variable lease payments which are recorded in profit or loss as incurred. In 2018, this item mainly included the non-lease components charges and minimum lease payments for leases previously classified as operating leases under IAS17, which were recognized as expense in the period.

(iii)

During the year ended December 31, 2019, charges for use of tower assets included the non-lease components charges (maintenance service, certain ancillary facilities usage and other related support services charges) and variable lease payments which are recorded in profit or loss as incurred. In 2018, this item mainly included the operating lease charges under IAS17 and other service charges in connection with the use of telecommunication towers and related assets. For related party transactions with China Tower Corporation Limited (“Tower Company”), see Note 46.2.

(iv)	Expense relating to short-term leases and variable lease payments not included in the measurement of lease liabilities

2019
Expense relating to short-term leases and other leases with remaining lease term ending on or before December 31, 2019, and leases of low value assets	1,971
Variable lease payments not included in the measurement of lease liabilities *	4,478

*

During the year ended December 31, 2019, variable lease payments not included in the measurement of lease liabilities mainly included charges for use of Tower Assets and network, premises, equipment and facilities, which are measured based on revenue or usage and recorded in profit or loss when the event or condition that triggers those payments occurred.

8.	EMPLOYEE BENEFIT EXPENSES

	Note	2017	2018	2019
Salaries and wages		32,155	35,498	37,143
Contributions to defined contribution pension schemes		5,550	6,823	7,080
Contributions to medical insurance		2,010	2,241	2,471
Contributions to housing fund		2,722	2,944	3,235
Other housing benefits		34	23	16
Share-based compensation	45	—	614	571

		42,471	48,143	50,516

9.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2017	2018	2019
Handsets and other telecommunication products	26,406	27,403	26,220
Others	237	201	192

	26,643	27,604	26,412

10.	OTHER OPERATING EXPENSES

	Note	2017	2018	2019
			Note
Credit loss allowance and write-down of inventories		3,955	3,846	3,663
Commission and other service expenses		22,658	23,151	23,010
Advertising and promotion expenses		2,463	2,882	2,563
Internet access terminal maintenance expenses		3,547	3,358	2,937
Customer retention costs		3,987	4,085	3,601
Auditors’ remuneration		74	78	78
Property management fee		2,169	2,192	2,188
Office and administrative expenses		1,919	1,763	1,606
Transportation expense		1,642	1,565	1,471
Miscellaneous taxes and fees		1,251	1,387	1,236
Service technical support expenses		4,355	8,035	13,981
Repairs and maintenance expenses		824	770	704
Loss on disposal of property, plant and equipment	15	3,489	4,148	2,179
Others		4,833	5,301	5,263

		57,166	62,561	64,480

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.2(d).

11.	FINANCE COSTS

	Note	2017	2018	2019
Finance costs:
- Interest on bank loans repayable within 5 years		3,378	908	519
- Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		2,403	1,113	359
- Interest on lease liabilities	(i)	—	—	1,349
- Interest on related party loans repayable within 5 years		73	33	133
- Interest on bank loans repayable over 5 years		53	47	43
- Less: Amounts capitalized in CIP	15	(670)	(534)	(387)

Total interest expense		5,237	1,567	2,016
- Net exchange loss/(gain)		231	(80)	39
- Others		266	138	68

		5,734	1,625	2,123

(i)	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.2(d).

12.	OTHER INCOME – NET

	2017	2018	2019
Dividend income from financial assets at fair value through other comprehensive income	206	203	205
Government grants	253	257	385
Others	821	323	1,145

	1,280	783	1,735

13.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2017: 16.5%; 2018: 16.5%) on the estimated assessable income for the year. Taxation on income outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2017: 25%; 2018: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2017: 15%; 2018: 15%).

	2017	2018	2019
Provision for income tax on the estimated taxable income for the year
- Hong Kong	44	88	66
- Mainland China and other countries	654	459	556
Under/(Over) provision in respect of prior years	39	18	(250)

	737	565	372
Deferred taxation	6	2,259	2,423

Income tax expenses	743	2,824	2,795

Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

	Note	2017	2018	2019
Income before income tax		2,593	13,081	14,167

Expected income tax expense at PRC statutory tax rate of 25%		648	3,270	3,542
Impact of different tax rates outside Mainland China		(55)	(47)	(22)
Tax effect of preferential tax rate	(i)	(82)	(91)	(121)
Tax effect of non-deductible expenses		300	421	227
Tax effect of non-taxable income from share of net profit of joint ventures		(143)	(150)	(162)
Tax effect of non-taxable income from share of net profit of associates	(ii)	(133)	(369)	(274)
Under/(Over) provision in respect of prior years		39	18	(250)
Tax effect of unused tax losses not recognized, net of utilization	(iii)	49	(162)	(79)
Others		120	(66)	(66)

Actual tax expense		743	2,824	2,795

13.	TAXATION (CONTINUED)

(i)

According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15%. Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15%.

(ii)

Adjustment to investment in associates represents the tax effect on share of net profit of associates, including dilution gain, net of reversal of deferred tax assets on unrealized profit from transactions with Tower Company.

(iii)

As of December 31, 2019, the Group did not recognize deferred tax assets in respect of tax losses of approximately RMB997 million (2018: approximately RMB1,313 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilized. The tax losses can be carried forward for five years from the year incurred and hence will be expired by the year of 2024.

As of December 31, 2019, the Group did not recognize deferred tax assets of RMB2,085 million (2018: RMB1,942 million) in respect of changes in fair value on financial assets through other comprehensive income, since it is not probable that the related tax benefit will be realized.

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	2018	2019
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	7,931	6,942
- Deferred tax asset to be recovered within 12 months	2,011	2,914

	9,942	9,856

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(5,770)	(8,292)
- Deferred tax liabilities to be settled within 12 months	(771)	(338)

	(6,541)	(8,630)

Net deferred tax assets after offsetting	3,401	1,226

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(111)	(87)
- Deferred tax liabilities to be settled within 12 months	—	—

Net deferred tax liabilities after offsetting	(111)	(87)

13.	TAXATION (CONTINUED)

The movement of the net deferred tax assets/(liabilities) is as follows:

	2017	2018	2019
Net deferred tax assets after offsetting:
- Balance at December 31, 2016, 2017 and 2018	5,986	5,973	3,401
- Impact on initial application of IFRS 15 (Note)	—	(584)	—
- Impact on initial application of IFRS 9 (2014), “Financial instruments” (“IFRS 9 (2014)”) (Note)	—	265	—
- Impact on initial application of IFRS 16 (Note)	—	—	271

- Balance at January 1, 2017, 2018 and 2019	5,986	5,654	3,672
- Deferred tax charged to the statements of income	(11)	(2,256)	(2,447)
- Deferred tax (charged)/credited to other comprehensive income	(2)	3	1

- End of year	5,973	3,401	1,226

Net deferred tax liabilities after offsetting:
- Beginning of year	(113)	(108)	(111)
- Deferred tax credited/ (charged) to the statements of income	5	(3)	24

- End of year	(108)	(111)	(87)

Note:	The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

13.	TAXATION (CONTINUED)

The components of the deferred tax assets/(liabilities) recognized in the consolidated statements of financial position and the movements during the year are as follows:

Deferred tax arising from:	Credit loss allowance	Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (i))	Deductible tax losses	Accruals of expenses not yet deductible for tax purpose	Unrealized income from the transactions with Tower Company	Gain from Tower Assets Disposal (Note (ii))	Accelerated depreciation of property, plant and equipment (Note (iii))	Contract costs	Depreciation charge of right-of-use assets	Others	Total
At January 1, 2017	1,553	1,451	2,433	1,693	787	(1,118)	(2,243)	—	—	1,317	5,873
Credited/(Charged) to the statements of income	50	(48)	(189)	861	(90)	373	(1,627)	—	—	664	(6)
Charged to other comprehensive income	—	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2017	1,603	1,403	2,244	2,554	697	(745)	(3,870)	—	—	1,979	5,865
Impact on initial application of IFRS 15	—	—	—	—	—	—	—	(584)	—	—	(584)
Impact on initial application of IFRS 9	265	—	—	—	—	—	—	—	—	—	265

At January 1, 2018	1,868	1,403	2,244	2,554	697	(745)	(3,870)	(584)	—	1,979	5,546
(Charged)/Credited to the statements of income	(154)	(49)	(941)	626	(252)	373	(2,051)	355	—	(166)	(2,259)
Credited to other comprehensive income	—	—	—	—	—	—	—	—	—	3	3

At December 31, 2018	1,714	1,354	1,303	3,180	445	(372)	(5,921)	(229)	—	1,816	3,290
Impact on initial application of IFRS 16	—	—	—	—	—	—	—	—	271	—	271
At January 1, 2019	1,714	1,354	1,303	3,180	445	(372)	(5,921)	(229)	271	1,816	3,561
Credited/(Charged) to the statements of income	204	(48)	(933)	161	(64)	372	(2,651)	190	99	247	(2,423)
Credited to other comprehensive income	—	—	—	—	—	—	—	—	—	1	1

At December 31, 2019	1,918	1,306	370	3,341	381	—	(8,572)	(39)	370	2,064	1,139

13.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	2018	2019
Net deferred tax assets after offsetting:
Deferred tax assets:
Credit loss allowance		1,714	1,918
Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations	(i)	1,354	1,306
Deductible tax losses		1,303	370
Accruals of expenses not yet deductible for tax purpose		3,180	3,341
Unrealized income from the transactions with Tower Company		445	381
Depreciation charge of right-of-use assets		—	370
Deferred revenue on subscriber points reward program		203	229
Unrealized income for the inter-company transactions		153	227
Government grants related to assets		536	695
Intangible assets amortization difference		418	464
Others		636	555

		9,942	9,856

Deferred tax liabilities:
Gain from Tower Assets Disposal	(ii)	(372)	—
Accelerated depreciation of property, plant and equipment	(iii)	(5,921)	(8,572)
Contract costs		(229)	(39)
Others		(19)	(19)

		(6,541)	(8,630)

		3,401	1,226

Net deferred tax liabilities after offsetting:
Deferred tax liabilities:
Accelerated depreciation for tax purpose		(111)	(87)

		(111)	(87)

13.	TAXATION (CONTINUED)

(i)

The prepayments for the leasehold land were revalued for PRC tax purposes as of December 31, 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land were not recognized under IFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs.

(ii)

On October 14, 2015, The Group disposed tower assets (“Tower Assets Disposal”) to Tower Company in exchange for cash and shares issued by Tower Company (see Note 46). According to the applicable tax laws issued by the Ministry of Finance (“MOF”) and the SAT of the PRC, the gain from Tower Assets Disposal in exchange for investment in Tower Company (“Qualified Income”) is, upon fulfilling the filing requirement with in-charge tax bureau, eligible to be deferred and treated as taxable income on a straight-line basis over a period not exceeding five years. Before completing the filing, the Group accrued current taxes payable based on the total gain from Tower Asset Disposal. During the year ended December 31, 2016, the Group successfully completed the filing requirement with in-charge tax bureau with respect to the Qualified Income and since then has become eligible for deferring part of tax liability with respect to the Qualified Income, which is then reversed in the four years from 2016 to 2019.

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

Basic earnings per share for the years ended December 31, 2017, 2018 and 2019 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended December 31, 2017, 2018 and 2019 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the years ended December 31, 2017, 2018 and 2019.

The following table sets forth the computation of basic and diluted earnings per share:

	Note	2017	2018	2019
Numerator (in RMB millions):
Income attributable to equity shareholders of the Company used in computing basic/diluted earnings per share		1,828	10,197	11,330

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	(i)	24,567	30,598	30,598

Basic/Diluted earnings per share (in RMB)		0.07	0.33	0.37

(i)	Weighted average number of ordinary shares

	2017	2018	2019
	(in millions)	(in millions)	(in millions)
Issued ordinary shares at January 1	23,947	30,598	30,598
Effect of shares issued	620	—	—

Weighted average number of ordinary shares at December 31	24,567	30,598	30,598

15.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the years ended December 31, 2018 and 2019 are as follows:

	2018
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	71,077	870,692	20,170	4,290	52,218	1,018,447

Additions	136	469	396	135	43,574	44,710
Transfer from CIP	2,959	44,805	746	253	(48,763)	—
Transfer to other assets	—	—	—	—	(4,723)	(4,723)
Disposals	(296)	(69,581)	(1,232)	(762)	—	(71,871)

End of year	73,876	846,385	20,080	3,916	42,306	986,563

Accumulated depreciation and impairment:
Beginning of year	(31,714)	(551,399)	(15,444)	(3,189)	(105)	(601,851)

Charge for the year	(2,712)	(62,308)	(1,271)	(551)	(13)	(66,855)
Disposals	204	64,496	1,156	762	—	66,618

End of year	(34,222)	(549,211)	(15,559)	(2,978)	(118)	(602,088)

Net book value:
End of year	39,654	297,174	4,521	938	42,188	384,475

Beginning of year	39,363	319,293	4,726	1,101	52,113	416,596

15.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2019
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
At December 31, 2018	73,876	846,385	20,080	3,916	42,306	986,563
Impact on initial application of IFRS 16 (Note)	—	(461)	—	—	—	(461)

At January 1, 2019	73,876	845,924	20,080	3,916	42,306	986,102
Additions	160	225	369	116	55,565	56,435
Transfer from CIP	1,279	36,871	839	194	(39,183)	—
Transfer to other assets	—	—	—	—	(4,415)	(4,415)
Disposals	(155)	(49,597)	(1,196)	(498)	(12)	(51,458)

End of year	75,160	833,423	20,092	3,728	54,261	986,664

Accumulated depreciation and impairment:
At December 31, 2018	(34,222)	(549,211)	(15,559)	(2,978)	(118)	(602,088)
Impact on initial application of IFRS 16 (Note)	—	118	—	—	—	118

At January 1, 2019	(34,222)	(549,093)	(15,559)	(2,978)	(118)	(601,970)
Charge for the year	(2,744)	(60,598)	(1,226)	(439)	(5)	(65,012)
Disposals	126	45,956	1,127	498	12	47,719

End of year	(36,840)	(563,735)	(15,658)	(2,919)	(111)	(619,263)

Net book value:
End of year	38,320	269,688	4,434	809	54,150	367,401

At January 1, 2019	39,654	296,831	4,521	938	42,188	384,132

At December 31, 2018	39,654	297,174	4,521	938	42,188	384,475

On the date of transition to IFRS 16, assets previously under finance leases of net book value RMB343 million previously included in “Property, plant and equipment” were adjusted to “Right-of-use assets” recognized at January 1, 2019. See Note 2.2(d).

For the year ended December 31, 2019, interest expense of approximately RMB387 million (2017: approximately RMB670 million; 2018: approximately RMB534 million) was capitalized as CIP. The capitalized borrowing rate represents the cost of capital for raising the related borrowings and varied from 3.07% to 3.49% for the year ended December 31, 2019 (2017: 3.21% to 3.88%; 2018: 3.16% to 3.61%).

Mainly as a result of the Group’s ongoing modification of its telecommunications network and following subscribers’ voluntarily cross-network migration progress, the Group disposed certain property, plant and equipment with carrying amounts of RMB3,739 million for consideration of RMB1,560 million for the year ended December 31, 2019 (2017: RMB5,519 million and RMB2,030 million; 2018: RMB5,253 million and RMB1,105 million, respectively), resulting in a net loss of approximately RMB2,179 million for the year ended December 31, 2019 (2017: approximately RMB3,489 million; 2018: approximately RMB4,148 million).

16.	LEASE PREPAYMENTS

The Group’s recognized prepaid operating lease payments for land use rights in “Lease prepayments” before January 1, 2019. On the date of transition to IFRS 16, such lease prepayments adjusted to “Right-of-use assets” recognized at January 1, 2019. See Note 2.2(d). The movement of lease prepayments for the year ended December 31, 2018 is as follow:

2018
Beginning of the year	9,313
Addition	282
Amortization	(305)

End of the year	9,290

17.	RIGHT-OF-USE ASSETS

	2019
	Buildings	Tele- communications equipment	Land use rights	Others	Total
Cost:
At December 31, 2018	—	—	—	—	—
Impact on initial application of IFRS 16 (Note)	14,110	35,631	13,504	643	63,888

At January 1, 2019	14,110	35,631	13,504	643	63,888
Additions	3,620	2,814	178	294	6,906
Disposals	—	(461)	—	—	(461)

End of year	17,730	37,984	13,682	937	70,333

Accumulated depreciation and impairment:
At December 31, 2018	—	—	—	—	—
Impact on initial application of IFRS 16 (Note)	(4,962)	(7,215)	(4,214)	(138)	(16,529)

At January 1, 2019	(4,962)	(7,215)	(4,214)	(138)	(16,529)
Charge for the year	(3,443)	(7,308)	(295)	(146)	(11,192)
Disposals	—	461	—	—	461

End of year	(8,405)	(14,062)	(4,509)	(284)	(27,260)

Net book value:
End of year	9,325	23,922	9,173	653	43,073

At January 1, 2019	9,148	28,416	9,290	505	47,359

The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognize right-of-use assets relating to leases which were previously classified as operating leases under IAS 17.

On the date of transition to IFRS 16, assets previously under finance leases of net book value RMB343 million previously included in “Property, plant and equipment” and long-term prepayment for land use rights of net book value RMB9,290 million previously included in “Lease prepayments” were adjusted to “Right-of-use assets” recognized at January 1, 2019. See Note 2.2(d).

After initial recognition of right-of-use assets at January 1, 2019, the Group as a lessee is required to recognize the depreciation of right-of-use assets, instead of the previous policy of recognizing rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated. See Note 2.2(d).

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Notes 30(c) and 37, respectively.

18.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including service revenue annual growth rate of 1% (2018: 1%) and the applicable discount rate of 11% (2018: 11%). Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2018 and 2019, any adverse change in the assumptions used in the calculation of recoverable amount would result in impairment losses.

19.	INVESTMENTS IN SUBSIDIARIES

As of December 31, 2019, the details of the Company’s subsidiaries are as follows:

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
China United Network Communications Corporation Limited (“CUCL”)	The PRC, April 21, 2000, limited liability company	100%	—	RMB 213,044,797,828	Telecommunications operation in the PRC
China Unicom Global Limited	Hong Kong, May 29, 2015, limited company	100%	—	HKD 2,625,097,491	Investment holding
China Unicom (Hong Kong) Operations Limited	Hong Kong, May 24, 2000, limited company	—	100%	HKD 1,510,100,000	Telecommunications service in Hong Kong
China Unicom (Americas) Operations Limited	USA, May 24, 2002, limited company	—	100%	5,000 shares, USD100 each	Telecommunications service in the USA
China Unicom (Europe) Operations Limited	The United Kingdom, November 8, 2006, limited company	—	100%	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom
China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	—	100%	1,000 shares, JPY366,000 each	Telecommunications operation in Japan
China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	—	100%	30,000,000 shares, RMB1 each	Telecommunications operation in Singapore
China Unicom (South Africa) Operations (Pty) Limited	South Africa, November 19, 2012, limited liability company	—	100%	100 shares, ZAR 1 each	Telecommunications operation in South Africa
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar (“Myanmar”), June 7, 2013, limited liability company	—	100%	2,150,000 shares, USD1 each	Communications technology training in Myanmar
China Unicom (Australia) Operations Pty Limited	Australia, May 27, 2014, limited liability company	—	100%	4,350,000 shares, AUD 1 each	Telecommunications operation in Australia
China Unicom (Russia) Operations Limited Liability Company	Russia, December 28, 2016, limited liability company	—	100%	RUB10,000	Telecommunications service in Russia

19.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
China Unicom (Brazil) Telecommunications Limited	Brazil, June 23, 2016, limited liability company	—	100%	R$ 21,165,840	Telecommunications service in Brazil
China Unicom (Brazil) Holdings Ltda.	Brazil, October 27, 2017 , limited liability company	—	100%	R$ 21,277,298	Investment holding
China Unicom Operations (Thailand) Limited	Thailand, November 20, 2017, limited liability company	—	100%	40,000 shares, Baht100 each	Telecommunications service in Thailand
China Unicom Operations (Malaysia) Sdn. Bhd	Malaysia, November 10, 2017, limited liability company	—	100%	3,200,000 shares, MYR1 each	Telecommunications service in Malaysia
China Unicom Operations Korea Co., Ltd	Korea, November 24, 2017, limited liability company	—	100%	60,000 shares, KRW5,000 each	Telecommunications service in Korea
China Unicom (Vietnam) Operations Company Limited	Vietnam, April 19, 2018, limited liability company	—	100%	VND 2,276,000,000	Telecommunications service in Vietnam
China Unicom (Cambodia) Operations Co. Ltd	Cambodia, May 11, 2018, limited liability company	—	100%	10,000 shares, Riels4,000 each	Telecommunications service in Cambodia
PT China Unicom Indonesia Operations	Indonesia, October 25, 2019, limited liability company	—	100%	20,000,000,001 shares, Rp1 each	Telecommunications service in Indonesia
China Unicom (Philippines) Operations Inc	Philippines, November 6, 2019, limited liability company	—	100%	103,012 shares, Php100 each	Telecommunications service in Philippines
Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	—	100%	RMB 610,526,500	Sales of handsets, telecommunication equipment and provision of technical services in the PRC
China Unicom System Integration Limited Corporation	The PRC, April 30, 2006, limited liability company	—	100%	RMB 987,200,000	Provision of information communications technology services in the PRC
China Unicom Online Information Technology Company Limited	The PRC, March 29, 2006, limited liability company	—	100%	RMB 400,000,000	Provision of internet information services and value-added telecommunications services in the PRC

19.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
Beijing Telecom Planning and Designing Institute Company Limited	The PRC, April 25, 1996, limited liability company	—	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC
China Information Technology Designing & Consulting Institute Company Limited	The PRC, November 11, 1991, limited liability company	—	100%	RMB 430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC
China Unicom Information Navigation Company Limited	The PRC, September 17, 1998, limited liability company	—	100%	RMB 6,825,087,800	Provision of customer services in the PRC
Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	—	100%	RMB 50,100,000	Provision of project design consultation and monitoring in the PRC
Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	—	100%	RMB 2,200,000	Provision of property management services in the PRC
Unicompay Company Limited	The PRC, April 11, 2011, limited liability company	—	100%	RMB 250,000,000	Provision of e-payment services in the PRC
Beijing Wo Digital Media Advertising Co., Ltd	The PRC, July 21, 2006, limited liability company	—	100%	RMB 20,000,000	Provision of advertising design, production, agency and publication in the PRC
Guangdong Unicom Communication Construction Co., Ltd	The PRC, May 28, 2013, limited liability company	—	100%	RMB 30,000,000	Provision of telecommunications network construction, maintenance and technical services in the PRC
China Unicom Intelligence Security Technology Corporation Limited	The PRC, August 15, 2007, limited liability company	—	100%	RMB 150,000,000	Provision of technical development and consultation in the PRC

19.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
Unicom Cloud Data Company Limited	The PRC, June 4, 2013, limited liability company	—	100%	RMB 2,854,851,100	Provision of technology development, transfer and consulting service in the PRC
Unicom Innovation Investment Company Limited	The PRC, April 29, 2014, limited liability company	—	100%	RMB 740,000,000	Venture capital investment business in the PRC
Xiaowo Technology Co. Ltd	The PRC, October 24, 2014, limited liability company	—	100%	RMB 200,000,000	Communications technology development and promotion in the PRC
China Unicom Smart Connection Technology Company Limited	The PRC, August 7, 2015, limited liability company	—	68.88%	RMB 246,796,148	Auto informatization in the PRC
Unicom Intelligent Network Ruixing Technology (Beijing) Co., Ltd.	The PRC September 26, 2018, limited liability company	—	55.10%	RMB 10,000,000	Provision of technology promotion service of intelligent transportation system’s products in the PRC
Unicom Intelligent Vehicle Technology (Shanghai) Co., Ltd	The PRC September 28, 2018, limited liability company	—	68.88%	RMB 10,000,000	Provision of technology development, technology consultation and other services in the PRC
Finance Company	The PRC, June 17, 2016, limited liability company	—	91%	RMB 3,000,000,000	Provision of financial services in the PRC
China Unicom Innovation Investment Company (Shenzhen) Limited	The PRC, January 28, 2016, limited liability company	—	100%	RMB 200,000	Venture capital investment business in the PRC
China Unicom Innovation Investment Company (Guizhou) Limited	The PRC, October 8, 2016, limited liability company	—	60%	RMB 1,000,000	Venture capital investment business in the PRC
China Unicom Innovation Investment (Shenzhen) Investment Center	The PRC, February 1, 2016, limited partnership	—	100%	RMB 28,500,000	Venture capital investment business in the PRC
Unicom Big Data Co., Ltd.	The PRC, August 24, 2017, limited liability company	—	100%	RMB 425,356,995.97	Provision of data processing service in the PRC

19.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
Liantong Travel Service (Beijing) Company Limited	The PRC, September 30, 2017, limited liability company	—	100%	RMB 30,000,000	Provision of tourism and information services in the PRC
China Unicom (Guangdong Branch) Internet Industry Limited	The PRC, January 5, 2017, limited liability company	—	100%	RMB 100,000,000	Provision of information communications technology services in the PRC
China Unicom (Zhejiang) Industry Internet Company Limited	The PRC, June 20, 2017, limited liability company	—	100%	RMB 11,000,000	Provision of information communications technology services in the PRC
China Unicom (ShanDong) Industrial Internet Company Limited	The PRC, March 3, 2017, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC
China Unicom (Fujian) Industrial Internet Company Limited	The PRC, February 23, 2018, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC
China Unicom (Shanxi) Industrial Internet Company Limited	The PRC, March 21, 2018, limited liability company	—	100%	RMB 40,000,000	Provision of information communications technology services in the PRC
China Unicom Xiongan Industrial Internet Company Limited	The PRC, April 25, 2018, limited liability company	—	100%	RMB 15,000,000	Provision of information communications technology services in the PRC
China Unicom (Sichuan) Industrial Internet Company Limited	The PRC, March 29, 2018, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC
China Unicom (Liaoning) Industrial Internet Company Limited	The PRC, March 28, 2018, limited liability company	—	100%	RMB 5,000,000	Provision of information communications technology services in the PRC
China Unicom (Shaanxi) Industrial Internet Company Limited	The PRC, March 27, 2018, limited liability company	—	100%	RMB 20,000,000	Provision of information communications technology services in the PRC

19.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
China Unicom (Jiangsu) Industrial Internet Company Limited	The PRC, May 9, 2018, limited liability company	—	100%	RMB 26,200,000	Provision of information communications technology services in the PRC
China Unicom (Shanghai) Industrial Internet Company Limited	The PRC, March 13, 2018, limited liability company	—	100%	RMB 20,000,000	Provision of information communications technology services in the PRC
China Unicom (Heilongjiang) Industrial Internet Company Limited	The PRC, March 14, 2018, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC
Henan Industrial Interconnection & Technology Co., Ltd	The PRC, May 30, 2019, limited liability company	—	40%	RMB 53,000,000	Provision of information communications technology services in the PRC
China Unicom Video Technology Co., Ltd.	The PRC, January 17, 2018, limited liability company	—	100%	RMB 100,000,000	Provision of technology research and development, consultation and services of TV Video and Mobile Video in the PRC
China Unicom Internet of Things Corporation Limited	The PRC, March 16, 2018, limited liability company	—	100%	RMB 207,000,000	Provision of internet of things technology, system development and technical consultation, sales and maintenance of system and equipment and online data processing and transaction business in the PRC
China Unicom High-tech Big Data Artificial Intelligence Technology (Chengdu) Co., Ltd.	The PRC, March 29, 2018, limited liability company	—	51%	RMB 10,000,000	Provision of Big Data Service, cloud computation and infrastructure service in the PRC
China Unicom iRead Science and Culture, Co., Ltd.	The PRC, April 28, 2018, limited liability company	—	100%	RMB 51,000,000	Provision of Online Video, Online Reading Material in the PRC
China Unicom WO Music & Culture Co., Ltd.	The PRC, May 8, 2018, limited liability company	—	100%	RMB 100,000,000	Provision of Network Music Service in the PRC
China Unicom Leasing Co., Ltd.	The PRC, April 11, 2018, limited liability company	25%	75%	RMB 2,500,000,000	Provision of Financing leasing business in the PRC

19.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
Yunjing Culture And Tourism Technology Co., LTD	The PRC, February 27, 2019, limited liability company	—	60%	RMB 12,500,000	Provision of data analysis, processing and application services in the PRC
Yundun Intelligent Security Technology Co., Ltd	The PRC, November 11, 2019, limited liability company	—	51%	RMB 12,750,000	Provision of software development; technology promotion and development in the PRC

20.	INTEREST IN ASSOCIATES

	2018	2019
Share of net assets	35,758	36,445

The following list contains the particulars of material associate as of December 31, 2019:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Tower Company	Incorporated	The PRC	20.65%	RMB 176,008,471,024	Construction, maintenance and operation of communications towers in the PRC (Note 46.2)

The above associate is accounted for using the equity method in the consolidated financial statements.

In August 2018, Tower Company was listed on the SEHK and issued new shares in connection there of, which resulted in a decrease in the Group’s shareholding percentage in Tower Company from 28.1% to 20.65%. The associated dilution has resulted in an increase in the Group’s share of net profit of associates accounted for under equity method by approximately RMB793 million and a one-off reversal of partial realization of unrealized profit from transactions with Tower Company by approximately RMB682 million.

20.	INTEREST IN ASSOCIATES (CONTINUED)

Summarized financial information of the material associate, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	Tower Company
	2018	2019
Current assets	31,799	40,995
Non-current assets	283,565	297,072
Current liabilities	(114,759)	(128,364)
Non-current liabilities	(20,103)	(27,142)
Equity	(180,502)	(182,561)

Revenue	71,819	76,428
Income for the year	2,650	5,221
Total comprehensive income for the year	2,650	5,221
Reconciled to the Group’s interest in the associate:
Net assets of the associate	180,502	182,561
The Group’s effective interest	20.65%	20.65%

	37,278	37,697
Adjustment for the remaining balance of the deferred gain from the Group’s Tower Assets Disposal	(1,780)	(1,521)
Carrying amount in the consolidated financial statements	35,498	36,176

Tower Company has initially applied IFRS 16 using the modified retrospective approach and has not restated comparative amounts for the year prior to the first adoption, with the cumulative effect of initial adoption recognized as an adjustment to equity as of January 1, 2019 amounted RMB1,281 million.

The fair values of the interests in Tower Company is based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the financial position date without any deduction for transaction costs and disclosed as follows:

	As of December 31, 2018		As of December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Interest in listed associate-Tower Company	35,498	47,133	36,176	56,000

21.	INTEREST IN JOINT VENTURES

	2018	2019
Share of net assets	3,966	4,771

The following list contains the particulars of material joint venture, which is unlisted corporate entity which has no available quoted market price as of December 31, 2019:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Merchants Union Consumer Finance Company Limited (“MUCFC”)	Incorporated	The PRC	50%	RMB 3,868,960,000	Consumer finance consulting in the PRC

21.	INTEREST IN JOINT VENTURES (CONTINUED)

Summarized financial information of the material joint venture, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	MUCFC
	2018	2019
Assets	74,748	92,697
Liabilities	(66,854)	(83,337)
Equity	(7,894)	(9,360)

Revenue	6,956	10,740
Income for the year	1,253	1,466
Total comprehensive income for the year	1,253	1,466

Included in above income:
Interest income	9,887	13,055
Interest expense	(3,079)	(3,178)
Income tax expense	(391)	(426)

Reconciled to the Group’s interests in the joint venture:
Net assets of the joint venture	7,894	9,360
The Group’s effective interest	50%	50%

Carrying amount in the consolidated financial statements	3,947	4,680

22.	CONTRACT ASSETS AND CONTRACT LIABILITIES

(a) Contract assets:

	2018	2019
Contract assets from bundle sales of mobile handsets and provision of service, net of allowance	1,824	1,856
Others	—	47

Sub-total	1,824	1,903
Less: Current portion	(1,254)	(1,308)

	570	595

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

22.	CONTRACT ASSETS AND CONTRACT LIABILITIES (CONTINUED)

(b) Contract liabilities

	Note	2018	2019
Advances received from customers for future services	(i)	41,567	39,498
Others		1,083	1,150

		42,650	40,648

(i)

Contract liabilities primarily arises from relates to the considerations received from customers before the Group satisfying performance obligations. It would be recognized as revenue upon the rendering of services. Approximately 96% of the contract liability balance as of December 31, 2018 was recognized as revenue for the year ended December 31, 2019 (2018: approximately 96%).

23.	CONTRACT COSTS

	Note	2018	2019
Direct incremental costs of broadband and IPTV service	(i)	3,785	3,079
Sales commissions	(ii)	1,847	1,844

		5,632	4,923

(i)

Direct incremental costs for activating broadband and IPTV subscribers mainly include the costs of installing broadband and IPTV terminals at customer’s homes for the provision of broadband and IPTV services, and are amortized over the expected service period. The amount of capitalized direct incremental costs for activating broadband and IPTV subscribers recognized in profit or loss during the year was RMB2,891 million (2018: RMB4,044 million). The amount of capitalized direct incremental costs for activating broadband and IPTV subscribers that is expected to be recovered after more than one year is RMB893 million (2018: RMB1,417 million).

(ii)

Sales commissions are paid to agents whose selling activities resulted in new customers entering into contracts with the Group. The amount of capitalized sales commissions recognized in profit or loss during the year was RMB1,472 million (2018: RMB1,642 million). There was no significant impairment in relation to the opening balance of capitalized costs or the costs capitalized during the year (2018: Nil). The amount of capitalized sales commissions that is expected to be recovered after more than one year is RMB811 million (2018: RMB683 million).

24.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2018	2019
Listed in the PRC	147	143
Listed outside the PRC	3,698	3,125
Unlisted	58	55

	3,903	3,323

For the year ended December 31, 2019, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB583 million (2017: decrease of approximately RMB56 million; 2018: decrease of approximately RMB383 million). The decrease, net of tax impact, of approximately RMB581 million (2017: decrease, net of tax impact, of approximately RMB58 million; 2018: decrease, net of tax impact, of approximately RMB381 million) has been recorded in the consolidated statements of comprehensive income.

25.	OTHER ASSETS

	Note	2018	2019
Intangible assets	(i)	11,156	11,324

Prepaid rental	(ii)	1,801	—
Prepaid services charges for transmission lines and electricity cables and other services		459	995
VAT recoverable	(iii)	424	216
Others		805	1,273

		14,645	13,808

(i)	Intangible assets

	Computer software	Others	Total
Cost:
At January 1, 2018	27,158	2,586	29,744
Additions	170	581	751
Transfer from CIP	3,693	405	4,098
Disposals	(2,065)	(167)	(2,232)

At December 31, 2018	28,956	3,405	32,361
Additions	174	21	195
Transfer from CIP	3,956	205	4,161
Disposals	(1,728)	(53)	(1,781)

At December 31, 2019	31,358	3,578	34,936

Accumulated amortization and impairment:
At January 1, 2018	(17,559)	(1,197)	(18,756)
Amortization charge for the year	(4,220)	(413)	(4,633)
Disposals	2,034	150	2,184

At December 31, 2018	(19,745)	(1,460)	(21,205)
Amortization charge for the year	(3,736)	(427)	(4,163)
Disposals	1,708	48	1,756

At December 31, 2019	(21,773)	(1,839)	(23,612)

Net book value:
At December 31, 2019	9,585	1,739	11,324

At December 31, 2018	9,211	1,945	11,156

(ii)	On the date of transition to IFRS 16, prepaid rentals of RMB1,801 million previously included in “Other assets” were adjusted to “Right-of-use assets” recognized at January 1, 2019. See Note 2.2(d).

(iii)

VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in “Prepayments and other current assets”. See Note 28(ii).

26.	INVENTORIES AND CONSUMABLES

	2018	2019
Handsets and other telecommunication products	2,111	2,027
Consumables	27	16
Others	250	316

	2,388	2,359

27.	ACCOUNTS RECEIVABLE

	2018	2019
Accounts receivable	21,142	24,601
Less: Credit loss allowance	(6,709)	(7,368)

	14,433	17,233

The gross carrying amount of accounts receivable from contracts with customers amounted to RMB24,569 million as of December 31, 2019 (2018: RMB21,053 million).

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

	2018	2019
Within one month	8,158	9,472
More than one month to three months	2,285	2,545
More than three months to one year	2,843	3,881
More than one year	1,147	1,335

	14,433	17,233

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

27.	ACCOUNTS RECEIVABLE (CONTINUED)

The Group measures loss allowances for accounts receivable at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicate that there are different loss patterns for different customer types, the loss allowance based on past due status is distinguished between the Group’s different customer types.

The following table provides information about the Group’s exposure to credit risk and ECLs for accounts receivable as of December 31, 2018:

For individual subscribers and general corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	7%	3,202	(212)
1 - 90 days past due	50%	1,395	(702)
91 - 180 days past due	90%	862	(776)
More than 180 days past due	100%	2,188	(2,188)

		7,647	(3,878)

For major corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	4%	7,539	(286)
Within 1 year past due	13%	3,141	(404)
1 - 2 years past due	47%	1,063	(500)
2 - 3 years past due	88%	549	(485)
More than 3 years past due	96%	1,203	(1,156)

		13,495	(2,831)

27.	ACCOUNTS RECEIVABLE (CONTINUED)

The following table provides information about the Group’s exposure to credit risk and ECLs for accounts receivable as of December 31, 2019:

For individual subscribers and general corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	6%	2,929	(175)
1 - 90 days past due	50%	1,363	(683)
91 - 180 days past due	90%	840	(755)
More than 180 days past due	100%	2,250	(2,250)

		7,382	(3,863)

For major corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	4%	9,602	(372)
Within 1 year past due	15%	4,517	(674)
1 - 2 years past due	48%	1,037	(498)
2 - 3 years past due	88%	795	(699)
More than 3 years past due	100%	1,268	(1,262)

		17,219	(3,505)

Expected loss rates are based on actual loss experience over past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

27.	ACCOUNTS RECEIVABLE (CONTINUED)

The movement in the credit loss allowance in respect of accounts receivable during the year, is as follows:

	2017	2018	2019
Balance, beginning of year	5,466	5,210	6,709
Impact on initial application of IFRS 9 (2014) (Note 2.2(c))	—	1,118	—
Allowance for the year	3,325	3,300	3,128
Written-off during the year	(3,581)	(2,919)	(2,469)

Balance, end of year	5,210	6,709	7,368

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

28.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of credit loss allowance, are as follows:

	Note	2018	2019
Prepaid rental	(i)	526	—
Prepaid services charges for transmission lines and electricity cables and other services		1,119	1,028
Prepaid power and water charges		562	648
Deposits and prepayments		1,847	2,068
Advances to employees		22	13
VAT recoverable	(ii)	4,568	5,286
Prepaid enterprise income tax		312	329
Others		2,150	3,084

		11,106	12,456

(i)

On the date of transition to IFRS 16, prepaid rentals of RMB526 million previously included in “Prepayments and other current assets” were adjusted to “Right-of-use assets” recognized at January 1, 2019. See Note 2.2(d).

(ii)	VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

Prepayments and other current assets are expected to be recovered or recognized as expenses within one year.

As of December 31, 2019, there was no significant impairment for the prepayments and other current assets.

29.	SHORT-TERM BANK DEPOSITS AND RESTRICTED DEPOSITS

	Note	2018	2019
Bank deposits with maturity exceeding three months		34	—
Statutory reserve deposits	(i)	2,877	3,228
Restricted deposits		809	488

		3,720	3,716

(i)

In order to carry on its business, Finance Company placed statutory reserve deposits with the People’s Bank of China according to “Notice of the People’s Bank of China on Implementing the Average Method to Assess Deposit Reserves” (Yinfa [2015] No.289). These statutory reserve deposits are not available for use by the Group in daily operations.

30.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION

(a)	Cash and cash equivalents

	2018	2019
Cash at bank and in hand	30,060	34,945

30.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (CONTINUED)

(b)	Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flow as cash flows from financing activities.

	Short-term bank loans	Long-term bank loans	Commercial papers	Promissory notes	Corporate bonds	Finance lease	Other borrowings	Total
	(Note 40)	(Note 34)	(Note 41)	(Note 35)	(Note 36)	(Note 39(b))	(Note 46)
At January 1, 2017	76,994	4,656	35,958	36,882	19,970	794	2,397	177,651

Changes from financing cash flows:
Proceeds from commercial papers	—	—	26,941	—	—	—	—	26,941
Proceeds from short-term bank loans	117,571	—	—	—	—	—	—	117,571
Proceeds from long-term bank loans	—	1,549	—	—	—	—	—	1,549
Loans from ultimate holding company	—	—	—	—	—	—	5,237	5,237
Loans from related parties	—	—	—	—	—	—	535	535
Repayment of commercial papers	—	—	(54,000)	—	—	—	—	(54,000)
Repayment of short-term bank loans	(172,065)	—	—	—	—	—	—	(172,065)
Repayment of long-term bank loans	—	(2,686)	—	—	—	—	—	(2,686)
Repayment of ultimate holding company loan	—	—	—	—	—	—	(3,893)	(3,893)
Repayment of related parties loan	—	—	—	—	—	—	(60)	(60)
Repayment of finance lease	—	—	—	—	—	(695)	—	(695)
Repayment of promissory notes	—	—	—	(19,000)	—	—	—	(19,000)
Repayment of corporate bonds	—	—	—	—	(2,000)	—	—	(2,000)
Payment of issuing expense for promissory notes	—	—	—	(82)	—	—	—	(82)
Net withdrawal by Unicom Group and its subsidiaries from Finance Company	—	—	—	—	—	—	(112)	(112)
Net deposits from a joint venture with Finance Company	—	—	—	—	—	—	12	12

Total changes from financing cash flows	(54,494)	(1,137)	(27,059)	(19,082)	(2,000)	(695)	1,719	(102,748)

Exchange adjustments	—	(13)	—	—	—	—	—	(13)
Other changes:
New financing leases	—	—	—	—	—	573	—	573
Finance charges on obligations under finance leases	—	—	—	—	—	20	—	20
Others	—	377	92	160	11	—	—	640

Total other changes	—	377	92	160	11	593	—	1,233

At December 31, 2017	22,500	3,883	8,991	17,960	17,981	692	4,116	76,123

	Short-term bank loans	Long-term bank loans	Commercial papers	Promissory notes	Corporate bonds	Finance lease	Other borrowings	Total
	(Note 40)	(Note 34)	(Note 41)	(Note 35)	(Note 36)	(Note 39(b))	(Note 46)
At January 1, 2018	22,500	3,883	8,991	17,960	17,981	692	4,116	76,123

Changes from financing cash flows:
Proceeds from short-term bank loans	53,306	—	—	—	—	—	—	53,306
Loans from related parties	—	—	—	—	—	—	3,090	3,090
Repayment of commercial papers	—	—	(9,000)	—	—	—	—	(9,000)
Repayment of short-term bank loans	(60,730)	—	—	—	—	—	—	(60,730)
Repayment of long-term bank loans	—	(435)	—	—	—	—	—	(435)
Repayment of ultimate holding company loan	—	—	—	—	—	—	(1,344)	(1,344)
Repayment of related parties loan	—	—	—	—	—	—	(475)	(475)
Repayment of finance lease	—	—	—	—	—	(493)	—	(493)
Repayment of promissory notes	—	—	—	(18,000)	—	—	—	(18,000)
Payment of issuing expense for promissory notes	—	—	—	(67)	—	—	—	(67)
Net deposits by Unicom Group and its subsidiaries with Finance Company	—	—	—	—	—	—	2,354	2,354

Total changes from financing cash flows	(7,424)	(435)	(9,000)	(18,067)	—	(493)	3,625	(31,794)

Exchange adjustments	9	77	—	—	—	—	—	86
Other changes:
New financing leases	—	—	—	—	—	10	—	10
Others	—	89	9	107	12	31	—	248

Total other changes	—	89	9	107	12	41	—	258

At December 31, 2018	15,085	3,614	—	—	17,993	240	7,741	44,673

30.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (CONTINUED)

(b)	Reconciliation of liabilities arising from financing activities (Continued)

	Short-term bank loans	Long-term bank loans	Commercial papers	Promissory notes	Corporate bonds	Finance lease	Lease liabilities	Other borrowings	Total
	(Note 40)	(Note 34)	(Note 41)	(Note 35)	(Note 36)	(Note 39(b))	(Note 37)	(Note 46)
At December 31, 2018	15,085	3,614	—	—	17,993	240	—	7,741	44,673
Impact on initial application of IFRS 16 (Note)	—	—	—	—	—	(240)	36,720	—	36,480

At January 1, 2019	15,085	3,614	—	—	17,993	—	36,720	7,741	81,153

Changes from financing cash flows:
Proceeds from short-term bank loans	28,784	—	—	—	—	—	—	—	28,784
Proceeds from commercial papers	—	—	8,995	—	—	—	—	—	8,995
Proceeds from promissory notes	—	—	—	992	—	—	—	—	992
Proceeds from corporate bonds	—	—	—	—	2,000	—	—	—	2,000
Loans from related parties	—	—	—	—	—	—	—	50	50
Repayment of short-term bank loans	(38,290)	—	—	—	—	—	—	—	(38,290)
Repayment of long-term bank loans	—	(418)	—	—	—	—	—	—	(418)
Repayment of related parties loan	—	—	—	—	—	—	—	(48)	(48)
Repayment of corporate bonds	—	—	—	—	(17,000)	—	—	—	(17,000)
Capital element of lease rentals paid	—	—	—	—	—	—	(11,123)	—	(11,123)
Net deposits with Finance Company by related parties	—	—	—	—	—	—	—	236	236

Total changes from financing cash flows	(9,506)	(418)	8,995	992	(15,000)	—	(11,123)	238	(25,822)

Exchange adjustments	(15)	27	—	—	—	—	—	—	12
Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	—	—	—	—	6,728	—	6,728
Others	—	83	—	6	5	—	—	—	94

Total other changes	—	83	—	6	5	—	6,728	—	6,822

At December 31, 2019	5,564	3,306	8,995	998	2,998	—	32,325	7,979	62,165

Note: The Group has initially applied IFRS16 using the modified retrospective approach and adjusted the opening balance at January 1, 2019 to recognize lease liabilities relating to leases which were previously classified as operating leases under IAS17.

30.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (CONTINUED)

(c)	Total cash outflow for leases

Amounts included in the consolidated statements of cash flows for leases comprise the following:

2019
Within operating cash flows	7,798
Within investing cash flows	178
Within financing cash flows	11,123

19,099

Note: The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognize right-of-use assets and lease liabilities relating to leases which were previously classified as operating leases under IAS 17. Previously, cash payments under operating leases made by the Group as a lessee were classified as operating activities in the consolidated cash flow statements. Under IFRS 16, except for short-term lease payments, payments for leases of low value assets and variable lease payments not included in the measurement of lease liabilities, all other rentals paid on leases are now split into capital element and interest element and the capital element is classified as financing cash outflows. Under the modified retrospective approach, the comparative information is not restated. Further details on the impact of the transition to IFRS 16 are set out in Note 2.2(d).

31.	SHARE CAPITAL

Issued and fully paid:	Number of shares millions	Share capital
At January 1, 2017	23,947	179,102
Shares issued	6,651	74,954

At December 31, 2017, 2018 and 2019	30,598	254,056

On November 28, 2017, the Company issued 6,651,043,262 new shares to Unicom BVI in return for a cash consideration of RMB74,954 million.

32.	RESERVES

(a)	Nature and purpose

(i)	Statutory reserves

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

Accordingly, CUCL appropriated approximately RMB1,273 million (2018: approximately RMB52 million) to the general reserve fund for the year ended December 31, 2019.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs, the appropriations to the staff bonus and welfare fund are charged to the statements of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2017, 2018 and 2019, no appropriation to staff bonus and welfare fund has been made by CUCL.

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

32.	RESERVES (CONTIUNED)

(a)	Nature and purpose (Continued)

(ii)	General risk reserve

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

33.	DIVIDENDS

At the annual general meeting held on May 11, 2018, the shareholders of the Company approved the payment of a final dividend of RMB0.052 per ordinary share for the year ended December 31, 2017, totaling approximately RMB1,591 million which has been reflected as a reduction of retained profit for the year ended December 31, 2018.

At the annual general meeting held on May 10, 2019, the shareholders of the Company approved the payment of a final dividend of RMB0.134 per ordinary share for the year ended December 31, 2018, totaling approximately RMB4,100 million which has been reflected as a reduction of retained profit for the year ended December 31, 2019.

At a meeting held on March 23, 2020, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.148 per ordinary share to the shareholders for the year ended December 31, 2019 totaling approximately RMB4,529 million. This proposed dividend has not been reflected as a dividend payable in the consolidated financial statements as of December 31, 2019, but will be reflected in the consolidated financial statements for the year ending December 31, 2020.

	2018	2019
Proposed final dividend:
RMB0.148 (2018: RMB0.134) per ordinary share by the Company	4,100	4,529

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On November 11, 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from January 1, 2008. Therefore, as of December 31, 2018 and 2019, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

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

34.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2018	2019
RMB denominated bank loans	Fixed interest rates ranging from 1.08% to 1.20% (2018: 1.08% to 1.20%) per annum with maturity through 2036 (2018: maturity through 2036)	3,300	3,032

USD denominated bank loans	Fixed interest rates ranging from Nil to 1.55% (2018: Nil to 1.55%) per annum with maturity through 2039 (2018: maturity through 2039)	252	232

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2018: 1.10% to 2.50%) per annum with maturity through 2034 (2018: maturity through 2034)	62	42

Sub-total		3,614	3,306

Less: Current portion		(441)	(437)

		3,173	2,869

As of December 31, 2019, long-term bank loans of approximately RMB61 million (2018: approximately RMB96 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2018	2019
Balances due:
- no later than one year	441	437
- later than one year and no later than two years	417	413
- later than two years and no later than five years	1,173	1,183
- later than five years	1,583	1,273

	3,614	3,306
Less: Portion classified as current liabilities	(441)	(437)

	3,173	2,869

35.	PROMISSORY NOTES

On November 18, 2019, CUCL issued tranche one of 2019 promissory notes in an amount of RMB1 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.39% per annum.

36.	CORPORATE BONDS

On June 7, 2016, the Group issued RMB7 billion 3-year corporate bonds, bearing interest at 3.07% per annum, and were fully redeemed in June 2019.

On June 7, 2016, the Group issued RMB1 billion 5-year corporate bond, bearing interest at 3.43% per annum.

On July 14, 2016, the Group issued RMB10 billion 3-year corporate bonds, bearing interest at 2.95% per annum, and were fully redeemed in July 2019.

On June 19, 2019, the Group issued RMB2 billion 3-year corporate bonds, bearing interest at 3.67% per annum.

37.	LEASE LIABILITIES

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the current and previous reporting periods and at the date of transition to IFRS 16:

	December 31, 2018 (Note)		January 1, 2019 (Note)		December 31, 2019
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
Within 1 year:	234	243	9,144	9,377	10,790	11,085

After 1 year but within 2 years	6	7	9,492	10,013	9,602	10,183
After 2 years but within 5 years	—	—	16,746	18,842	10,871	12,112
After 5 years	—	—	1,338	1,667	1,062	1,430

	6	7	27,576	30,522	21,535	23,725

	240	250	36,720	39,899	32,325	34,810

Less: total future interest expenses		(10)		(3,179)		(2,485)

Present value of lease liabilities		240		36,720		32,325

Note: The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at January 1, 2019 to recognize lease liabilities relating to leases which were previously classified as operating leases under IAS 17. These liabilities have been aggregated with the brought forward balances relating to leases previously classified as finance leases. Comparative information as of December 31, 2018 has not been restated and relates solely to leases previously classified as finance leases. Further details on the impact of the transition to IFRS 16 are set out in Note 2.2(d).

38.	DEFERRED REVENUE

Deferred revenue mainly represents the unamortized portion of government grants.

	2018	2019
Balance at December 31, 2017 and 2018	3,370	3,687
- Impact on initial application of IFRS 15	(1,093)	—

Balance at January 1, 2018 and 2019	2,277	3,687
Additions for the year
- government grants	972	1,017
- others	831	985

	1,803	2,002
Reductions for the year
- recognition of government grants in profit or loss and other reductions	(323)	(469)
- others	(70)	(369)

Balance at end of the year	3,687	4,851

Representing:
- current portion	78	—
- non-current portion	3,609	4,851

	3,687	4,851

39.	OTHER OBLIGATIONS

	Note	2018	2019
One-off cash housing subsidies	(a)	2,496	2,496
Obligations under finance lease	(b)	240	—
Others		298	282

Sub-total		3,034	2,778
Less: Current portion		(2,844)	(2,604)

		190	174

(a)	One-off cash housing subsidies

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

In January 2009, through the absorption of China Netcom (Group) Company Limited (“CNC China”) by CUCL and the absorption of China Network Communications Group Corporation (“Netcom Group”) by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As of December 31, 2019, the Group’s unpaid one-off cash housing subsides amounted to approximately RMB2,496 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required. If the actual payments are lower than the amount provided, the difference will be paid to Unicom Group.

39.	OTHER OBLIGATIONS (CONTINUED)

(b)	Obligations under finance lease

The Group recognized the payables for the finance lease of telecommunications equipment in “obligations under finance lease” before January 1, 2019. On the date of transition to IFRS 16, obligations under finance lease of RMB240 million previously included in “Other obligations” were adjusted to “Lease liabilities” recognized at January 1, 2019. See Note 2.2(d).

The lease payments under finance lease as of December 31, 2018 are analyzed as follows::

2018
Total minimum lease payments under finance lease:
- not later than one year	243
- later than one year and not later than two years	2
- later than two years and not later than three years	4

249
Less: Future finance charges	(9)

Present value of minimum obligations	240

Representing obligations under finance lease:
- current liabilities	234

- non-current liabilities	6

40.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2018	2019
RMB denominated bank loans	Fixed interest rates ranging from 2.15% to 3.92% (2018: 2.35% to 4.77%) per annum with maturity through 2020 (2018: maturity through 2019)	15,085	5,564

At December 31, 2018 and 2019, all short-term bank loans were unsecured.

41.	COMMERCIAL PAPERS

On October 25, 2019, CUCL issued tranche one of 2019 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.24% per annum.

On November 15, 2019, CUCL issued tranche two of 2019 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.20% per annum.

42.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2018	2019
Payables to contractors and equipment suppliers	70,526	63,390
Payables to telecommunications products suppliers	4,349	5,096
Customer/contractor deposits	6,381	5,771
Repair and maintenance expense payables	6,252	6,526
Bills payable	—	4,039
Salary and welfare payables	5,900	7,249
Interest payable	299	101
Amounts due to services providers/content providers	1,920	2,591
VAT received from customer in advance	3,398	3,052
Accrued expenses	15,935	16,486
Others	7,498	7,263

	122,458	121,564

The aging analysis of accounts payables and accrued liabilities is based on the invoice date as follows:

	2018	2019
Less than six months	105,606	105,363
Six months to one year	6,984	9,250
More than one year	9,868	6,951

	122,458	121,564

43.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

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

As of December 31, 2019, the related financial assets at fair value through other comprehensive income amounted to approximately RMB3,125 million (2018: approximately RMB3,698 million). For the year ended December 31, 2019, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB573 million (2017: decrease of approximately RMB68 million; 2018: decrease of approximately RMB372 million), has been recorded in the consolidated statements of comprehensive income.

44.	EQUITY-SETTLED SHARE OPTION SCHEMES

On April 16, 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on April 22, 2014 and will expire on April 22, 2024. Under the 2014 Share Option Scheme, the share options may be granted to employees including all directors; any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders. As of December 31, 2019, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme. Pursuant to the 2014 Share Option Scheme, the consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

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

No options outstanding as of December 31, 2018 and 2019.

45.	RESTRICTED A-SHARE INCENTIVE SCHEME

Pursuant to the share incentive scheme of A Share Company (“the Restricted A-Share Incentive Scheme”), 848 million restricted shares of A Share Company (“Restricted Shares”) were approved for granting to the core employees of the Group, the first batch granted Restricted Shares of 793,861,000 and second batch granted Restricted Shares of 13,156,000 were subscribed by them (“the Participants”, including certain core employees of the Company’s subsidiaries) on March 21, 2018 and February 1, 2019 (“the Grant Dates”), respectively, with a subscription price of RMB3.79 per share. The fair value of the Restricted Shares granted under the respective Grant Dates is RMB2.34 and RMB1.57 per share, respectively, as determined based on the difference between the market price of A Share Company of RMB6.13 per share and RMB5.36 per share at the respective Grant Dates, and the subscription price of RMB3.79 per share.

The Restricted Shares are subject to various lock-up periods (the “Lock-Up Period”) of approximately 2 years, 3 years and 4 years, respectively, immediately from the Grant Date. During the Lock-up Period, these shares are not transferrable, nor subject to any guarantee or indemnity. The Restricted Shares shall be unlocked (or repurchased and canceled by the A Share Company) separately in three tranches in proportion of 40%, 30% and 30% of the total number of the Restricted Shares granted upon the expiry of each of the Lock-Up period.

Subject to fulfilment of all service and performance conditions under the Restricted A-Share Incentive Scheme which include the achievement of certain revenue and profit targets of the A Share Company and the Participants’ individual performance appraisal (collectively referred to as “vesting conditions”), the restriction over the Restricted Shares will be removed after the expiry of the corresponding lock-up period for each tranche and the Participants will be fully entitled to these incentive shares. If the vesting conditions are not fulfilled and hence the Restricted Shares cannot be unlocked, the A Share Company shall repurchase the Restricted Shares at the respective subscription price from the Participants.

During the year ended December 31, 2019, Restricted Shares of 7,262,000 were forfeited and repurchased (2018: Nil).

For the year ended December 31, 2019, the Group recognized share-based payment expenses and other reserve of RMB571 million during the year under the Restricted A-Share Incentive Scheme (2018:RMB614 million).

46.	MATERIAL RELATED PARTY TRANSACTIONS

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

Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines service provided by other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. Amounts due from domestic carriers are all derived from contracts with customers.

Management believes that meaningful information relating to related party transactions has been disclosed below.

46.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

46.1	Connected transactions with Unicom Group and its subsidiaries

(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2017	2018	2019
Transactions with Unicom Group and its subsidiaries:

Charges for value-added telecommunications services	(i), (ii)	30	43	69
Rental charges for short-term property leasing and related services charges	(i), (iii)	1,017	1,033	989
Charges for short-term lease of telecommunications resources and related services	(i), (iv)	270	277	290
Charges for engineering design and construction services	(i), (v)	2,411	2,055	1,537
Charges for shared services	(i), (vi)	83	77	77
Charges for materials procurement services	(i), (vii)	60	34	20
Charges for ancillary telecommunications services	(i), (viii)	2,699	2,905	2,417
Charges for comprehensive support services	(i), (ix)	1,274	1,231	1,052
Income from comprehensive support services	(i), (ix)	67	83	203
Lending by Finance Company to Unicom Group and its subsidiary	(i), (xi)	700	13,558	11,434
Repayment of loan lending by Finance Company to Unicom Group	(i), (xi)	500	6,354	11,134
Interest income from lending services	(i), (xi)	8	150	370

46.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

46.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(i)

On November 25, 2016, CUCL entered into the agreement, “2017-2019 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. “2017-2019 Comprehensive Services Agreement” has a term of three years commencing on January 1, 2017 and expired on December 31, 2019.

On October 21, 2019, CUCL and Unicom Group entered into the “2020-2022 Comprehensive Services Agreement”. The services are existing continuing connected transactions and their respective terms are substantially the same as those set out in the “2017-2019 Comprehensive Services Agreement”, and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for those transactions have not been changed under the new agreement as compared to the year ended December 31, 2019.

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

(iii)

CUCL and Unicom Group agreed to mutually lease properties and ancillary facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes. For the year ended December 31, 2019, the rental charge paid by Unicom Group was approximately RMB2.87 million, which was negligible.

46.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

46.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

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

(vi)

Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended December 31, 2019, the services charges paid by Unicom Group to CUCL was negligible.

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

46.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

46.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

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

(b)	Amounts due from and to Unicom Group and its subsidiaries

Amount due from Unicom Group and its subsidiaries as of December 31, 2019 included loans from Finance Company to Unicom Group and its subsidiaries of RMB7,704 million in total with respective floating interest rate agreed at 90% to 110% of the benchmark interest rate published by the People’s Bank of China (“PBOC”) for the same class of loans (2017: RMB200 million with floating interest rate at 90% of the benchmark interest rate published by the PBOC; 2018: RMB7,404 million with floating interest rate at 90% to 110% of the benchmark interest rate published by the PBOC).

Apart from the above and as disclosed in Note 46.3 below, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

46.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

46.2	Related party transactions with Tower Company

(a)	Related Party transactions

(i)	Sale of Tower Assets to Tower Company

On October 14, 2015, CUCL and Unicom Horizon Mobile Communications Company Limited (a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”), China Telecom Corporation Limited (“China Telecom”), China Reform Holdings Corporation Limited (“CRHC”) and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom sold certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC made a cash subscription for shares of Tower Company.

The Tower Assets Disposal was completed on October 31, 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum. The first tranche Cash Consideration, remaining Cash Consideration and related VAT of RMB3,000 million, RMB18,322 million and RMB382 million payable by Tower Company were settled in February 2016, December 2017 and June 2019, respectively.

(ii)	Lease of the Tower Assets and other related services

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

On January 31, 2018, after further arm-length negotiations and discussions, CUCL and Tower Company agreed on certain supplementary provisions based on the Agreement dated July 8, 2016, which mainly relate to a reduction in cost-plus margin of Tower Company which forms the benchmark for pricing and an increase in co-tenancy discount rates offered to the Group regarding towers under co-sharing arrangements. The new terms apply to the leased tower portfolio as confirmed by both parties are effective from January 1, 2018 for a period of five years.

46.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

46.2	Related party transactions with Tower Company (Continued)

(ii)	Lease of the Tower Assets and other related services (Continued)

The Group has initially applied IFRS 16 as from January 1, 2019. Based on IFRS 16, the minimum amount of lease payments payable by the Group under the terms of the arrangement in connection with its use of telecommunications towers and related assets had resulted in recognition of a lease liability with the balance of RMB22,076 million, and a right-of-use asset with the balance of RMB21,269 million as of December 31, 2019. In addition, the Group recorded depreciation of right-of-use asset of RMB6,498 million, interest expense of RMB894 million, and variable lease payments and other related service charges of RMB10,492 million in its consolidated statements of comprehensive income for the year ended December 31, 2019.

The total amounts of lease payments and service charges incurred by the Group under the Agreement with Tower Company for the year ended December 31, 2019 were RMB17,652 million (2017: RMB16,524 million; 2018: RMB15,982 million). The related payable balance to Tower Company included in the balance of amounts due to related parties as of December 31, 2019 was RMB2,745 million (2018: RMB2,635 million).

(iii)	Income from engineering design and construction services

The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company. Income for the year ended December 31, 2019 was RMB262 million (2017: RMB267 million; 2018: RMB235 million).

Except as mentioned in (a), amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described above.

46.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

46.3	Related party transactions with Unicom Group and its subsidiaries

(a)	Related party transactions

	Note	2017	2018	2019
Transactions with Unicom Group and its subsidiaries:

Unsecured entrusted loan from A Share Company	(i)	—	3,042	—
Unsecured entrusted loan from Unicom Group	(ii)	5,237	—	—
Repayment of unsecured entrusted loan to Unicom Group	(ii)	3,893	1,344	—
Interest expenses on unsecured entrusted loan	(i), (ii)	70	10	132
Loan from a related party	(iii)	435	48	—
Repayment of loan from a related party	(iii)	—	435	48
Interests expenses on loan from a related party	(iii)	—	12	—
Net (withdrawal)/deposits by Unicom Group and its subsidiaries from/with Finance Company	(iv)	(112)	2,336	258
Interest expenses on the deposits in Finance Company	(iv)	34	93	64

(i)	On December 26, 2018, the Group borrowed an unsecured entrusted loan from A Share Company of RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

(ii)

On February 27, 2017, the Group borrowed an unsecured entrusted loan from Unicom Group of RMB1,344 million with a maturity period of 1 year and interest rate at 3.92% per annum, which was fully repaid in February 2018.

On August 24, 2017, the Group borrowed an unsecured entrusted loan from Unicom Group of RMB3,893 million with a maturity period of 6 months and interest rate at 3.92% per annum, which was fully repaid in October 2017.

(iii)

On December 21, 2017, the Group borrowed a loan from Unicom Group BVI of RMB435 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.2%, which was fully repaid in December 2018.

On December 28, 2018, the Group borrowed a loan from Unicom Group BVI of RMB48 million with a maturity period of 1 year, of which RMB46 million with a maturity period of 1 year and interest rate at 4.77% per annum and HKD2 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.11%, and the loan was fully repaid in January 2019.

(iv)

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

46.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

46.3	Related party transactions with Unicom Group and its subsidiaries (Continued)

(b)	Amounts due to Unicom Group and its subsidiaries

Amount due to Unicom Group and its subsidiaries as of December 31, 2019 included a balance of deposits received by Finance Company from Unicom Group and its subsidiaries of RMB4,879 million with interest rates ranging from 0.42% to 2.75% per annum for saving and deposits of different terms (2018: RMB4,621 million with interest rates ranging from 0.42% to 2.75% per annum).

Amount due to Unicom Group and its subsidiaries as of December 31, 2018 and 2019 also included a balance of unsecured entrusted loan from A Share Company of approximately RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

47.	CONTINGENCIES AND COMMITMENTS

47.1	Capital commitments

As of December 31, 2018 and 2019, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	2018	2019
	Total	Land and buildings	Equipment	Total
Authorized and contracted for	18,381	3,014	20,860	23,874
Authorized but not contracted for	39,496	7,905	39,740	47,645

	57,877	10,919	60,600	71,519

47.2	Lease and other commitments

As of December 31, 2018, the total future minimum payments under non-cancellable operating leases and other commitments were payable as follows:

	Land and buildings	Equipment	Ancillary facilities*	Total**
Arrangements expiring:
- not later than one year	1,147	7,524	4,154	12,825
- later than one year and not later than five years	2,044	25,098	12,825	39,967
- later than five years	290	1,669	—	1,959

	3,481	34,291	16,979	54,751

*	The amount included payment commitments for non-lease elements.
**	Variable lease payments are not included in the commitments.

The Group is the lessee in respect of telecommunications equipment, properties and other assets under leases which were previously classified as operating leases under IAS 17. The Group has initially applied IFRS 16 using the modified retrospective approach. Under this approach, the Group adjusted the opening balances at January 1, 2019 to recognize lease liabilities relating to these leases (see Note 2.2(d)). From January 2019 onwards, future lease payments are recognized as lease liabilities in the consolidated statements of financial position in accordance with the policies set out in Note 2.2(d).

47.3	Contingent liabilities

As of December 31, 2019, the Group had no material contingent liabilities and no material financial guarantees issued.

48.	COMPARATIVE FIGURES

The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2.

The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2.

49.	NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

Proposed dividend

After the statements of financial position date, the Board of Directors proposed a final dividend for 2019. For detail, please refer to Note 33.

50.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY)

Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As of December 31, 2018 and 2019, RMB29,019 million and RMB30,185 million (US$4,336 million) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s PRC subsidiaries, respectively.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of registered capital and statutory reserves that amounted to RMB256,466 million and RMB258,741 million (US$37,166 million) as of December 31, 2018 and 2019, respectively.

50.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY) (CONTINUED)

Condensed Statements of Financial Position

	As of December 31
	2018	2019	2019
	RMB	RMB	US$ (Unaudited)
	Note
ASSETS
Non-current assets
Property, plant and equipment	4	3	—
Investments in subsidiaries	237,301	237,426	34,104
Loan to a subsidiary	6,829	12,241	1,758
Right-of-use assets	—	31	5
Financial assets at fair value through other comprehensive income	3,698	3,125	449

	247,832	252,826	36,316

Current assets
Loan to subsidiaries	5,615	—	—
Amounts due from subsidiaries	223	230	33
Dividend receivable	4,612	15,804	2,271
Prepayments and other current assets	23	22	3
Cash and cash equivalents	969	796	114

	11,442	16,852	2,421

Total assets	259,274	269,678	38,737

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	254,056	254,056	36,493
Reserves	(6,888)	(7,461)	(1,072)
Retained profits
- Proposed final dividend	4,100	4,529	651
- Others	6,915	17,492	2,512

Total equity	258,183	268,616	38,584

LIABILITIES
Non-current liabilities
Lease liabilities	—	10	1

	—	10	1

Current liabilities
Lease liabilities	—	21	3
Accounts payable and accrued liabilities	99	90	13
Loan from immediate holding company	48	—	—
Taxes payable	24	21	3
Dividend payable	920	920	133

	1,091	1,052	152

Total liabilities	1,091	1,062	153

Total equity and liabilities	259,274	269,678	38,737

Net current assets	10,351	15,800	2,269

Total assets less current liabilities	258,183	268,626	38,585

Note: The Company has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

50.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY) (CONTINUED)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ (Unaudited)
Revenue	6	—	—	—
Dividend income	1,441	3,296	14,697	2,111
General and administrative expenses	(67)	(61)	(49)	(7)
Interest income	1,192	535	407	59
Finance costs	(1,647)	80	100	14
Other income-net	1	1	8	1

Income before income tax	926	3,851	15,163	2,178
Income tax expenses	(20)	(20)	(57)	(8)

Net income	906	3,831	15,106	2,170
Other comprehensive income:
Change in fair value of financial assets through other comprehensive income-net	(68)	(372)	(573)	(82)

Total comprehensive income for the year	838	3,459	14,533	2,088

Condensed Statements of Cash Flows

	Year ended December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ (Unaudited)
Net cash outflow from operating activities	(86)	(62)	(106)	(15)
Net cash (outflow)/inflow from investing activities	(66,865)	3,987	76	11
Net cash inflow/(outflow) from financing activities	66,682	(4,206)	(132)	(19)
- Dividend paid to equity shareholders of the Company	—	(1,591)	(793)	(114)

Net decrease in cash and cash equivalents	(269)	(281)	(162)	(23)
Cash and cash equivalents at beginning of year	1,443	1,229	969	139
Effect of changes in foreign exchange rate	55	21	(11)	(2)

Cash and cash equivalents at end of year	1,229	969	796	114

51.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 22, 2020.