Form 20-F
period 2020-12-31
CHINA UNICOM (HONG KONG) Ltd
filed 2021-04-21
CIK 1113866

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from __________ to __________

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

As of December 31, 2020, 30,598,124,345 ordinary shares were issued and outstanding.

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

•

impact of Executive Order 13959 signed by the then President of the United States and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with Executive Order 13959, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

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

Not Applicable.

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

The telecommunications industry in China has been evolving. We, along with China Mobile Communications Group Co. Ltd., or China Mobile, and China Telecommunications Group Co. Ltd., or China Telecom, are the three full-service telecommunications service providers that operate both fixed-line and mobile telecommunications networks in China. See “A. History and Development of the Company — Restructurings of the Telecommunications Industry” under Item 4. We face intense competition in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services, from China Mobile and China Telecom and expect that this competition will exist in the long term. In particular, we compete with China Mobile and China Telecom in mobile services. For fixed-line services, we are a leading fixed-line operator in northern China, while China Telecom has a dominant market position in southern China and the MIIT granted to China Mobile the approval to operate the fixed-line telecommunications business in December 2013. In addition, the PRC Government from time to time introduces new policies that may intensify competition among China Mobile, China Telecom and us. For example, the PRC government has started mobile number portability pilot programs in certain provinces and cities, and began to implement the program nationwide in China in November 2019. The mobile number portability program allows customers to switch mobile carriers while retaining their numbers, which may intensify the competition among telecommunication operators. In addition, in June 2019, the MIIT granted the permit to operate 5G digital cellular mobile communications service to Unicom Group, the ultimate parent company of our Company, China Mobile, China Telecom, and China Broadcasting Network Corporation Ltd, or China Broadcasting, respectively, which is expected to intensify the competition among us and other 5G communication service providers with respect to the planning and promotion of 5G development and commercialization. Furthermore, China Mobile and China Broadcasting entered into a collaborative framework agreement in May 2020, and a series of specific collaboration agreements in January 2021 in relation to 5G co-construction and co-sharing. Such collaboration is expected to enable China Mobile and China Broadcasting to construct 5G network infrastructure and achieve network coverage more efficiently and thus intensifying the competition of 5G market. Furthermore, our competitors and we have been rolling out 5G tariff plans to attract customers, and some of the plans offered by our competitors may be more attractive to customers than ours.

We also face increasing competition from other service providers, such as cable television companies and Internet service providers, which compete against our broadband access, voice and messaging services and other services by offering telecommunications or related services. Such competition may further intensify due to recent policies of the PRC Government. In the recent years, the PRC Government has been implementing policies regarding the convergence of television broadcast, telecommunications and Internet access networks, and has introduced a series of policies that encourage privately-owned enterprises to enter the telecommunications industry. For example, subsequent to a pilot program that started in 2013, the MIIT issued the Notice on Formal Commercialization of Mobile Telecommunications Resale Business in April 2018, pursuant to which the MIIT would accept applications from privately-owned enterprises to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. As of December 31, 2020, the MIIT had approved 39 companies to operate such business. See “B. Business Overview — Mobile Telecommunications Resale Business” under Item 4. In addition, in May 2016, the MIIT granted to China Broadcasting the approval to operate fixed-line broadband business, which has since then intensified and may continue to intensify the competition in this sector, and could have a material adverse effect on our business. Furthermore, due to the innovation of telecommunication technologies and services, we also compete against other telecommunication operators and service providers in new products and services, such as cloud computing, big data and artificial intelligence, or AI, and IoT services, which impose challenges to us in expanding our business in these new fields.

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

From time to time, we adjust our charges for telecommunications services and products by taking into account various factors, including the market conditions and policies of the PRC Government, and such adjustments may have a material adverse effect on our revenue and profitability. For example, the PRC government first introduced the new national policy of “speed upgrade and tariff reduction” in May 2015 and promulgated initiatives in furtherance of such policy every year. In particular, in March 2021, the PRC government, in its 2021 work report, introduced further “speed upgrade and tariff reduction” measures, including directive to further reduce the broadband tariffs for small and medium enterprises and private line tariffs by 10% on average.

Since May 2015, in order to expand our customer base as well as to comply with the relevant policies, we have, in addition to continuing increasing our network speed, implemented a series of tariff reduction measures, including but not limited to the launch of a mobile data carry-over program in October 2015, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge, the substantial reduction of Internet private line access tariff for small and medium enterprises customers and international long-distance call tariff since May 2017, the cancelation of domestic long-distance and roaming fee for mobile handset subscribers since September 2017 and the cancelation of domestic mobile data roaming fees since July 2018. In 2019, we reduced the unit price of our mobile data service and the broadband tariffs for small and medium enterprises.

In 2020, we continued to implement the “speed upgrade and tariff reduction” policy. In January 2020, the MIIT issued the Notice on Adjusting the Settlement Arrangement Standards for Internet Backbone Network Interconnections, pursuant to which, among others, we and China Telecom ceased to charge China Mobile for the one-way payment of interconnection fees for Internet backbone network interconnections between China Mobile and us or China Telecom since July 1, 2020. Instead, Internet backbone network interconnections started to be settled by full peering without charges among us, China Telecom and China Mobile. In addition, we launched preferential tariff plans for various types of customers which further reduced the broadband tariffs and private line tariffs. See “B. Business Overview — Regulatory and Related Matters — Tariff Setting” under Item 4. Such measures have adversely affected our service revenue in 2020.

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

Transactions in and possession of our ordinary shares and ADSs by U.S. persons beyond specified dates are prohibited, and the continued listing of our ADSs are subject to significant uncertainty.

On November 12, 2020, the then President of the United States signed Executive Order 13959 (as subsequently amended on January 13, 2021, the “Executive Order”) to (i) prohibit (the “Prohibitions”) any transaction by any U.S. person, subject to certain divesture and other exemptions, in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities, of certain Chinese companies (each, a “Restricted Company”), (ii) prohibit possession of the foregoing securities by a U.S. person after November 11, 2021 and (iii) authorize the United States Secretary of the Treasury to publicly list an entity as a Restricted Company, with respect to which the Prohibitions shall take effect on the date that is 60 days after such listing. The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) maintains a list of companies identified as a Restricted Company (the “Restricted List”) and, on 8 January 2021, added the Company to the “Issuer Name” column of the Restricted List. According to guidance issued by OFAC (available at https://home.treasury.gov/policy-issues/financial-sanctions/recent-actions/20210127), the Prohibitions with respect to the Company took effect on March 9, 2021, 60 days after the Company was added to the Restricted List.

In addition, on December 31, 2020, the NYSE announced that it had determined to commence proceedings to delist our ADSs on the basis that we were no longer suitable for listing in light of the Executive Order. On January 4, 2021, the NYSE announced that, in light of further consultation with relevant regulatory authorities, the NYSE no longer intended to move forward with the delisting action in relation to our ADSs. On January 6, 2021, the NYSE announced that it had determined (the “Determination”) to re-commence proceedings to delist our ADSs to comply with the Executive Order and suspended trading in our ADSs on January 11, 2021.

Separately, the Depository Trust & Clearing Corporation’s National Securities Clearing Corporation (“NSCC”) suspended trade capture activities through its Universal Trade Capture (“UTC”) and Continuous Net Settlement (“CNS”) systems for our ADSs after trading ended on January 8, 2021. As a result, our ADSs can no longer be traded in any U.S. market that relies on NSCC’s UTC and CNS systems, including the over-the-counter (“OTC”) markets. On January 20, 2021, we filed with the NYSE a written request for a review of the Determination by a Committee of the Board of Directors of the NYSE (the “Committee”). The Company requested that the Committee reverse the Determination and stay the trading suspension of the ADSs pending review of the Determination. However, there is no assurance that such request will be successful and that the Committee will reverse its Determination.

If our ADSs are delisted from the NYSE, in light of the evolving situation described above, the organizers of OTC markets in the U.S. likely would also prohibit, or be directed to prohibit, the trading of our ADSs on such markets. Subject to the terms of the deposit agreement entered into among the Company, The Bank of New York Mellon, and holders and beneficial owners of ADSs from time to time, holders of our ADSs may convert the ADSs into our ordinary shares listed on the Hong Kong Stock Exchange but will incur costs in order to do so. See “Item 12. Description of Securities Other than Equity Securities.” for further information. In addition, pursuant to the Executive Order and the latest OFAC guidance, U.S. persons are prohibited from transacting in our ADSs or ordinary shares (subject to certain divesture and other exemptions) beyond March 9, 2021 and holding our ADSs or ordinary shares beyond January 8, 2022, 365 days after the Company was added to the “Issuer Name” column of the Restricted List. Furthermore, the foregoing events or any further development thereof may adversely affect investor sentiment toward our Company, regardless of our actual operating performance. As a result, the value and liquidity of our securities may be materially and adversely affected.

Our ARPU of subscribers and net income fluctuated in recent years and may decline in the future.

Our average revenue per subscriber per month, or ARPU, of mobile billing subscribers decreased by 4.8% from 2017 to 2018 and further decreased by 11.6% from 2018 to 2019, but increased by 4.1% from 2019 to 2020. Our ARPU of fixed-line broadband access subscribers decreased by 3.7% from 2017 to 2018 and further decreased by 6.7% from 2018 to 2019, and decreased by 0.4% from 2019 to 2020. We also experienced fluctuations in net income in recent years, although our net income increased by 10.9% from RMB10.3 billion in 2018 to RMB11.4 billion in 2019, and further increased by 10.6% to RMB12.6 billion in 2020. We cannot guarantee that we will be able to maintain or increase our ARPU of subscribers or net income in the future, and failure to do so could have a material adverse effect on our financial condition and results of operations.

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

In July 2014, we, China Mobile and China Telecom, the three major telecommunications operators in China, jointly established the Tower Company, which engages primarily in the construction, maintenance and operation of telecommunications towers and other ancillary facilities in China, as well as the provision of maintenance services of base station equipment. In October 2015, the Tower Company acquired telecommunications towers and related assets from us, China Mobile and China Telecom. In July 2016 and January 2018, we, through our wholly owned subsidiary, China United Network Communications Corporation Limited (“CUCL”), and the Tower Company entered into a commercial pricing agreement, or the Pricing Agreement, and the supplementary agreement to such Pricing Agreement, or the Supplementary Agreement, respectively, in relation to the leasing of the telecommunications towers and related assets acquired and newly constructed by the Tower Company. In August 2018, the Tower Company completed its initial public offering and listed on the main board of the HKSE, and as a result, our equity interest in it was diluted. As of April 14, 2021, we, through CUCL, owned approximately 20.65% equity interest in the Tower Company. See “A. History and Development of the Company — Establishment of the Tower Company and the Disposal of Telecommunications Towers” under Item 4.

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

As the technology of mobile services evolves, the trend of mobile service migration from older generations to new generations would generally have an adverse effect on our older generations’ services, including a growth slowdown or a decrease in the number of subscribers and usage. In particular, our 2G services and 3G services, have been adversely affected by the trend of migration to 4G services and 5G services, which resulted in a decrease in our subscribers and revenue from our non-4G and non-5G mobile services in 2020. Although such trend of migration would increase our 4G and 5G service subscribers and revenue, we cannot guarantee that such increase can always fully offset the negative impact. Likewise, we, consistent with the industry trend, have experienced a decline in our fixed-line voice services for years, which is expected to continue due to the trend of mobile service substitution for fixed-line services.

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

In 2020, COVID-19, a disease caused by a novel strain of coronavirus, SARS-COV-2 has spread globally throughout Asia, Europe, North America and other regions. The World Health Organization announced in March 2020 that COVID-19 has developed into a pandemic. In response to the COVID-19 pandemic, China adopted various quarantine and control measures. The COVID-19 pandemic has significantly disrupted China’s economy in the first quarter of 2020. Although China’s economy has experienced recovery since then, it may continue to face challenges due to the continuing spread of the pandemic, risks associated with further local outbreaks and imported cases and heightened volatility and uncertainties in the global economy.

We believe the COVID-19 pandemic will pose short term challenges to us. It may also accelerate the market demand for digital, Internet-based and intelligent telecommunication services. The COVID-19 pandemic could materially and adversely affect our business, financial condition and results of operations. In particular, the COVID-19 pandemic has resulted in a decrease in the customer traffic to our sales outlets, which may negatively affect our acquisition of new customers and development of new business. It has also caused a temporary delay in our network constructions in the first quarter of 2020, although we have caught up with our construction schedule on a full year basis. Furthermore, other adverse impacts caused by the COVID-19 pandemic may include the reduced demand for our products and services due to the decrease in customers’ ability or willingness to spend, and the increase in our credit risk imposed by our customers, especially the small and medium enterprise customers, as a result of deteriorating financial condition.

In addition, if the global public health crisis caused by COVID-19 pandemic continues, it would continue to cause significant uncertainty over global economy, China’s economy and financial market in general, which will have a material adverse effect on our business, financial condition and results of operations. Furthermore, as there is uncertainty relating to future developments of the COVID-19 pandemic, we are not able at this time to estimate the full impact on our financial or operational results.

We are subject to risks associated with our company, our suppliers and other business partners which could be adversely affected by restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions which could materially and adversely affect our business operations directly and indirectly.

While we primarily conduct our business in Mainland China, we also operate in other countries and regions. Furthermore, we procure our telecommunications network equipment, related maintenance and technical support and other equipment and services from certain PRC and overseas suppliers and also transact with other business partners. See “B. Business Overview—Networks” under Item 4. We, our suppliers and other business partners that have operations in various jurisdictions are subject to the laws and regulations in those jurisdictions such as the United States and the European Union and could be subject to restrictions, sanctions or other legal or regulatory actions in those jurisdictions, which could cause disruptions or other material difficulties in our business activities or their business activities. For example, on April 4, 2020, the then President of the United States, in which we through our subsidiary offer certain telecommunication services, issued Executive Order 13913 for the establishment of a committee to review foreign participation in the telecommunications services sector in the United States. Furthermore, as the supply of our telecommunications equipment relies on a global supply chain which is vulnerable to significant disruptions in the supply of parts and other items that are necessary for the relevant manufacturing activities. For instance, certain telecommunications equipment manufacturers were added by the U.S. government to an entity list in May 2019, which resulted in the imposition of additional licensing requirements on the export, re-export and transfer of goods, services and technology to such manufacturers. Although the U.S. government issued a temporary general license partially restoring the said licensing requirements in limited types of transactions and extended the expiration dates of the temporary license for multiple times, the U.S. government has decided not to make further extension, and the general license has now expired. Such disruptions could prevent those affected manufacturers from delivering equipment and services to us in accordance with the agreed terms of supply. This could negatively affect our business operations. We may not be able to find suitable alternative suppliers for the affected equipment in a timely manner. Even if we are able to find alternative suppliers, the commercial terms may not be comparable, and we could therefore be subject to a higher procuring cost. Furthermore, if any of our suppliers raises their prices due to an increase in international trade tariffs, we could be subject to a higher cost in procuring the relevant products. We may experience a significant delay in implementing the part of our business plans that relies on delivery of the affected network equipment and difficulties in timely improving our services that rely on those suppliers for upgrading our networks and related software and applications. Any of these and other consequences could materially and adversely affect our business, results of operations, financial condition and prospect and cause a significant volatility in and a decline in our share price.

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

Our network infrastructure and the networks with which we interconnect are vulnerable to potential damages or interruptions from floods, wind, storms, fires, power loss, severed cables, acts of terrorism and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other failure of our networks or systems, or the networks to which we are interconnected, may result in consequential interruptions in services across our telecommunications infrastructure. In 2020, certain areas of China suffered from natural disasters including typhoons, floods, mountain torrents, mudslides and landslides, and these natural disasters caused extensive damage to our network equipment, including our base stations and optical fiber networks, in the affected areas. As a result, we experienced service stoppage and other disruptions in our operations in those areas and also sustained economic losses. Any future natural disasters may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our services and operations. Moreover, our networks and systems and the networks with which we interconnect also require regular maintenance and upgrades. Such maintenance and upgrades may cause service disruptions. Network or system failures, as well as abrupt high traffic volumes, may also affect the quality of our services and cause temporary service interruptions. Any such future occurrence may result in customer dissatisfaction and materially and adversely affect our financial condition, results of operations and growth prospects.

If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected.

We transferred our then-owned telecommunications towers and related assets to the Tower Company in October 2015, and since then have ceased to construct, maintain or operate telecommunications towers and we expect that our capital expenditure will decrease significantly as a result. However, we continue to have capital expenditure requirements for our mobile networks, broadband and data networks, telecommunications infrastructure and transmission networks, and debt service requirements necessary to implement our business strategies. We incurred capital expenditure of RMB67.6 billion in 2020. We expect to continue to invest in the construction of infrastructure of our 5G network in 2021. To the extent that these capital expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. We cannot assure you that we will be able to obtain future financing on a timely basis and/or on acceptable terms. Even if we obtain such financing, our financing cost may increase significantly as a result of additional financing or higher interest rate. See “Liquidity and Capital Resources” under Item 5. Our failure to do so may adversely affect our financial condition, results of operations and growth prospects. Our ability to obtain acceptable financing at any time may depend on a number of factors, including, among others:

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

As of April 14, 2021, we have not been subject to any material cyber-attacks or incidents, individually or in the aggregate, that had or would expected to have a material adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto. However, there is no assurance that we will not experience them in the future. Additionally, as it is currently difficult to maintain sufficient insurance coverage relating to cybersecurity risks and incidents at commercially reasonable rates and terms, if we fall victim to any material cyber-attacks or involve in any legal proceedings or regulatory investigations relating to cybersecurity incidents, we may be subject to significant financial losses and legal liabilities, which could materially and adversely affect our results of operations, financial condition, prospects and reputation.

Furthermore, personal privacy, information security, and data protection are increasingly significant issues in China and other jurisdictions in which we operate. In China, the regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. For example, the Cybersecurity Law sets forth the general framework regulating network products, equipment and services, as well as the operation and maintenance of information networks, the protection of personal data, and the supervision and administration of cybersecurity in China. The PRC Government also published Identification Methods for Illegal Collection and Use of Personal Information by Apps in 2019, stipulating standards for determining illegal acts of collecting and using personal information through mobile applications and Information Security Technology — Personal Information Security Specification in 2020 and superseded the previous specification published in 2018. In addition, regulators in other jurisdictions in which we operate are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data as well. This increased scrutiny may result in new interpretations of existing laws and new laws and regulations, thereby further impacting our business. These laws and regulations could significantly increase our cost of compliance and associated risk. Any failure or perceived failure to comply with applicable privacy, security, or data protection laws or regulations may result in significant potential legal liabilities and adversely affect our business.

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

Telecommunications fraud, in which a person defrauds another by means of telecommunications technologies including SMS, telephone, and Internet, exposes us to reputational and legal risks. If telecommunications fraud is committed on our network, we may be held liable for our failure to take adequate measures to prevent such fraud under relevant PRC laws and regulations, including but not limited to the Announcement on Preventing and Cracking Down on Telecom and Internet Frauds jointly released by the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, the MIIT, the People’s Bank of China and the China Banking Regulatory Commission, or the CBRC in September 2016, the Practice Opinions on Further Prevention and Combating Telecommunications Information Fraud issued by MIIT in November 2016, the Notice on Advancing Key Tasks in Preventing Telecommunications Fraud issued by the MIIT in May 2019 and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of Law in Handling Criminal Cases Involving Crimes of Illegally Using an Information Network or Providing Aid for Criminal Activities in Relation to Information Network released in October 2019 and the Notice of the Ministry of Industry and Information Technology on Strengthening the Management of Call Center Business issued by the MIIT in June 2020.

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

Unicom Group indirectly controlled an aggregate of approximately 79.9% of our issued share capital as of April 14, 2021 and all of our five executive directors also concurrently served as directors or executive officers of Unicom Group as of the same date. As our ultimate controlling shareholder, subject to our articles of association and applicable laws and regulations, Unicom Group is effectively able to control our management, policies and business by controlling the composition of our board of directors and, in turn, indirectly controlling the selection of our senior management, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. The interests of Unicom Group as our ultimate controlling shareholder may conflict with our interests or the interests of our other shareholders. As a result, Unicom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that may not be in our or our other shareholders’ best interests.

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

Investor confidence and the market prices of our securities may be materially and adversely impacted if we are or our independent registered public accounting firm is unable to conclude that our internal control over financial reporting is effective in future years as required by Section 404 of the Sarbanes-Oxley Act of 2002.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting as of December 31, 2020 was effective. The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by our independent registered public accounting firm, as stated in its report. However, we cannot assure you that, in the future, our management will continue to conclude that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective for future periods, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated, reviewed or evaluated, or if the independent registered public accounting firm interprets the relevant requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes in the future could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which could materially and adversely affect the market prices of our securities.

Moreover, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, including through a failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations and there could be a material adverse effect on the market prices of our securities.

Certain misconduct or alleged misconduct by our executive officers or employees may adversely impact the Company, including potentially by damaging our reputation, creating litigation risk, and adversely impacting the trading price of our securities.

We are aware that certain management personnel of the Company and/or our subsidiaries engaged in or are alleged to have engaged in unlawful conduct, including acceptance of bribes. In response to management misconduct, we have taken and will continue to take various measures, including enhancing our employees’ compliance awareness and taking steps to confirm that our risk management and internal control procedures are robust. However, we cannot be certain that these measures will effectively detect or prevent future employee misconduct. If these measures prove ineffective in detecting or preventing future employee misconduct, among other things our reputation could be harmed, our operations could be disrupted and the trading price of our securities could be adversely impacted.

Our license to provide telecommunications services in the United States is subject to actions by the relevant authorities in the United States and we cannot assure you we will be able to maintain that license in the future.

Our wholly owned subsidiary, China Unicom (Americas) Operations Limited (“China Unicom Americas”), provides telecommunications services in the United States and holds U.S. domestic and international section 214 authorizations (the “Section 214 Authorizations”) issued by the United States Federal Communications Commission (the “FCC”) pursuant to section 214 of the Communications Act of 1934, as amended. China Unicom Americas also used to hold three International Signaling Point Codes (“ISPCs”) assignments assigned by the FCC.

On April 4, 2020, the then President of the United States issued Executive Order 13913 for the establishment of a committee to review foreign participation in the telecommunications services in the United States. On April 24, 2020, the FCC issued a Show Cause Order to China Unicom Americas directing it to file a response demonstrating why the FCC should not initiate proceedings to revoke China Unicom Americas’ Section 214 Authorizations and to reclaim its ISPCs assignments. On June 1, 2020, China Unicom Americas submitted its response (the “Response”). On October 15, 2020, the FCC issued a letter to The U.S. Justice Department requesting it to address the arguments made by China Unicom Americas in the Response. On March 10, 2021, China Unicom Americas received the letter from the FCC to reclaim the three ISPCs assignments held by China Unicom Americas. Furthermore, the FCC determined that China Unicom Americas has failed at this stage to dispel serious concerns regarding its retention of the Section 214 Authorizations in the United States, and on March 17, 2021, the FCC launched a proceeding to determine whether the public interest, convenience, and necessity warrant revocation of the Section 214 Authorizations of China Unicom Americas, which action also directs China Unicom Americas to answer specific additional questions related to the proceeding. China Unicom Americas will continue to cooperate with the regulators by providing additional details to support its position and address any concerns, and defend its legitimate rights; however, we cannot assure you that the Section 214 Authorizations will not be revoked. Despite that the revenues from the telecommunications services we provide in the United States in recent years have not been significant to our overall operations and financial results, losing the Section 214 Authorizations would have an adverse effect on our operations in North America and may also harm our reputation.

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

We enjoy certain preferential tax policies in China; any adverse change of such tax policies in the future may have a material adverse effect on our cash flows and results of operations.

According to the Announcement of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Deepening the Value-added Tax Reform Policy (Announcement No. 39 of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs in 2019), from April 1, 2019 to December 31, 2021, taxpayers in the producer and consumer services sectors, including us, are allowed to deduct tax payable by adding 10% to the current deductible input tax. However, this policy may be cancelled when it expires on December 31, 2021, and in that case we will cease to benefit from this preferential tax treatment.

Applicable preferential tax policies including the above have had a positive effect on our profitability. Any adverse change of such tax policies in the future may have a material adverse effect on our cash flows and results of operations.

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

Under the Telecommunications Regulations promulgated by the State Council, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC Government authorities, and the MIIT has the authority to delineate the scope of universal service obligations. The MIIT, together with the finance department and pricing authorities of the State Council, are also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. For instance, in December 2015, the MOF and the MIIT jointly issued the rules regarding the pilot program for universal services to be implemented certain cities across the PRC. Since then, the MIIT has designated additional cities and villages as participants of the pilot program for universal services in public notice from time to time. Pursuant to the pilot program for universal services, we have completed construction of broadband construction projects in over 14,000 villages by the end of 2020, and we have also completed 4G wireless network universal telecommunications service projects in 2,857 villages in 2020. See “B. Business Overview — Regulatory and Related Matters — Universal Services” under Item 4.

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

The PRC economy has experienced a slowdown for the past few years. The GDP growth rate of China decreased from 11.4% in 2007 to 2.3% in 2020. It is uncertain whether China’s economic growth will return to the previous level of growth or it will encounter deterioration. For example, due to the COVID-19 pandemic, the PRC government has taken a number of control measures, including lockdown of certain affected areas and placement of travel restrictions and imposition of mandatory quarantine requirements nationwide. Such measures have caused a significant impact on China’s economy in the first quarter of 2020. With the rapid spread of COVID-19 across the world, the global supply chains have been disrupted and concerns over the impact of COVID-19 pandemic on the global economy escalated, and it further dampened people’s desire for spending and their demand for commercial goods and services. The outbreak of the COVID-19 pandemic and its impact caused an estimated global growth contraction of 3.5% for 2020 according to the International Monetary Fund. Although China’s economy has experienced recovery since then, it may continue to face challenges. In each case, China’s economic growth could be adversely affected, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

Fluctuations in the value of the Renminbi could adversely affect the prices of our shares as well as our profitability.

Substantially all of our revenue and costs and expenses are denominated in Renminbi, while a portion of our borrowings, equipment purchases and other capital expenditures are denominated in foreign currencies. On July 21, 2005, the PRC Government changed its decade-old policy to permit Renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies determined by the People’s Bank of China, or the PBOC. On May 19, 2007, the PBOC announced a policy to further expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market. With the increased floating range of the Renminbi’s value against foreign currencies, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float. In addition, the recent COVID-19 pandemic has led to disruption and volatility in the global financial markets, which may increase uncertainties in the foreign exchange markets and also fluctuations of the Renminbi. Increased fluctuations of the Renminbi could adversely affect the value in foreign currency terms of cash flow generated from our operations or any dividends payable on our shares, and therefore the price of our shares. Any future Renminbi devaluations could also increase our equipment importation costs or lead to significant fluctuations in the exposure of our foreign-currency-denominated liabilities, thereby adversely affecting our profitability. For further information on our foreign exchange risks and certain exchange rates, see “Exchange Rate Risk” under Item 11.

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

Most of our current operations are conducted in China and most of our assets are located in China. In addition, five out of nine of our current directors and all of our current executive officers reside within the PRC, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court judgments. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China of judgments of a court of the United States or any other jurisdiction, including judgments against us or our directors, executive officers, underwriters or experts, may be difficult or impossible. In addition, the U.S. Securities and Exchange Commission, or the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in China.

Natural disasters and health hazards in China may severely disrupt our business and operations and may severely restrict the level of economic activities in affected areas, which in turn may have a material adverse effect on our financial condition and results of operations.

Natural disasters such as earthquakes, snowstorms and floods may result in significant and extensive damage to our base stations and network equipment. Moreover, certain countries and regions, including China, have encountered incidents of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, influenza A (H1N1) and COVID-19. See “ — Risks Relating to Our Business — Our business may be materially and adversely affected by the coronavirus pandemic.” In addition, in 2020, certain areas of China suffered from natural disasters including typhoons, floods, mountain torrents, mudslides and landslides, and these natural disasters caused extensive damage to our network equipment, including our base stations and optical fiber networks, in the affected areas. We are unable to predict the effect, if any, that any other future natural disasters and health hazards may have on our business. We may face additional health care challenges as a result of public health crises, pandemics or epidemics. For example, there is a risk that the recent COVID-19 pandemic may significantly impair the health of our employees. Any future natural disasters and health hazards may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, natural disasters and health hazards may severely restrict the level of economic activities in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any natural disasters or health hazards in China may have a material adverse effect on our financial condition and results of operations.

Our investors do not have the benefit to rely on the Public Company Accounting Oversight Board inspection of our independent registered public accounting firm, which could ultimately lead to the termination of the trading in our ADSs in the United States.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On February 19, 2020, the SEC and the PCAOB issued a joint statement on their ongoing discussion with leading accounting firms about these issues. On April 21, 2020, the SEC and the PCAOB issued a joint statement highlighting, among other things, the PCAOB’s continued inability to inspect audit work and practices of accounting firms in Mainland China with respect to their audit work of U.S. reporting companies. As a result of the issues highlighted in the these joint statements, our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through such inspections.

As part of a continued regulatory focus in the United States on this issue, on June 4, 2020, the then President of the United States issued a memorandum ordering the President’s Working Group on Financial Markets, or the President’s Working Group, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. On August 6, 2020, the President’s Working Group released a report recommending that the SEC takes steps to implement the five recommendations outlined in the report. In particular, with respect to companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the President’s Working Group recommended enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, giving the PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. On August 10, 2020, the SEC announced that the SEC chairman had directed the SEC staff to prepare proposals in response to the report of the President’s Working Group, and that the SEC was soliciting public comment and information with respect to the development of these proposals. Any resulting actions, proceedings or new rules from these recommendations could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our Company, and may have a material and adverse impact on the trading of the securities of such issuers, including our ADSs.

Furthermore, on December 18, 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government (the “Submission Requirement”) and make certain additional disclosure in their SEC filings (the “Disclosure Requirement”). In addition, if the auditor of a U.S.-listed company is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of these issuers from being traded on a U.S. national securities exchange, such as the NYSE, on OTC markets in the U.S. or through any other method within the SEC’s jurisdiction to regulate. On March 24, 2021, the SEC issued the Interim Final Rule on HFCA Act Disclosure and requested comments until May 5, 2021 when the Interim Final Rule would become effective. The Interim Final Rule would add Item 16I (Disclosure Regarding Foreign Jurisdictions that Prevent Inspections) in Form 20-F to reflect the Disclosure Requirement, which requires disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such foreign issuer. A foreign issuer will not be required to comply with Item 16I in Form 20-F until the SEC has identified it as having a non-inspection year under a process to be subsequently established by the SEC with appropriate notice. Once identified, such foreign issuer will be required to comply with Item 16I in Form 20-F in its annual report for each fiscal year in which it is identified. The SEC plans to separately address implementation of the trading prohibitions in the HFCA Act in a future notice and comment process. While we understand that there has been dialogue among the China Securities Regulatory Commission, or the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or we will be able to comply with requirements imposed by U.S. regulators.

As of the date of this annual report, we have not been identified by the SEC as having a non-inspection year. However, we cannot assure you that we will not be identified as such in the future. In addition, as a result of the enactment of the HFCA Act, trading of our ADSs in the United States may effectively terminated if our auditor is not inspected by the PCAOB for three consecutive years. This could also result in our ADSs being delisted from the NYSE. Holders of our ADSs may convert the ADSs into our ordinary shares listed on the Hong Kong Stock Exchange but will incur costs in order to do so. See “Item 12. Description of Securities Other than Equity Securities.” for further information. The value and liquidity of our securities may therefore be materially and adversely affected.

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

Unicom Group transferred certain of its telecommunications assets, rights and liabilities to CUCL (which became our wholly owned subsidiary in China) in April 2000 in preparation for our initial public offering, or IPO. In June 2000, we successfully completed our IPO. Our ordinary shares are listed on the HKSE and our ADSs, each representing 10 of our ordinary shares, are listed on the NYSE. On January 6, 2021, the New York Stock Exchange, following reversal of a similar decision announced on December 31, 2020, announced that it had determined to commence delisting proceedings of our ADSs to comply with Executive Order 13959 signed by the then President of the United States. On January 20, 2021, we filed a written request with the New York Stock Exchange for a review of its determination. See “Item 3. Key Information – D. Risk Factors – Risks Relating to Our Business – Transactions in and possession of our ordinary shares and ADSs by U.S. persons beyond specified dates are prohibited, and the continued listing of our ADSs are subject to significant uncertainty.”

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

Set forth below is our shareholding structure as of April 14, 2021.

(1)

In 2017, approximately 10.9 billion ordinary shares of the A Share Company were acquired by the strategic investors introduced by the mixed-ownership reform through non-public share issuance and transfer of existing shares. These shares were no longer restricted from sale in November 2020.

(2)

In April 2018, the A Share Company made an issuance of approximately 800 million restrictive ordinary shares to its employees pursuant to its restrictive incentive shares scheme, of which, approximately 500 million restrictive ordinary shares were unlocked by April 2021.

(3)	Not including the interest regarding the pre-emptive rights that Unicom Group BVI has on the transfer of 225,722,791 shares of the Company owned by another shareholder of the Company.

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

In October 2015, we, through our wholly owned subsidiaries, CUCL and Unicom New Horizon, entered into a transfer agreement with (i) China Mobile Communication Company Limited, a subsidiary of China Mobile, and its 31 subsidiaries, (ii) China Telecom Corporation Limited, a subsidiary of China Telecom, (iii) China Reform Holdings Corporation Limited, a wholly State-owned company, and (iv) the Tower Company, pursuant to which we, China Mobile and China Telecom sold certain telecommunications towers and related assets to the Tower Company, the Tower Company would issue and allot shares in the Tower Company and/or pay certain cash as consideration for such transfers, and China Reform Holdings Corporation Limited agreed to subscribe for new shares in the Tower Company in cash. Following the completion of the transaction, the Tower Company was owned by China Mobile, China Telecom, China Reform Holdings Corporation Limited and us with an ownership interest of approximately 38%, 27.9%, 6% and 28.1%, respectively. The Tower Company completed its initial public offering and listed on the main board of the HKSE in August 2018, and as a result, our equity interest in it was diluted. As of April 14, 2021, we, through CUCL, owned approximately 20.65% equity interest in the Tower Company.

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

The Mixed Ownership Reform

As part of the PRC government’s efforts to reform state-owned enterprises and increase their competitiveness, our ultimate controlling shareholder, Unicom Group, participated in a pilot program on mixed ownership reform of state-owned enterprises, and implemented a plan to diversify the shareholders’ base of A Share Company, our controlling shareholder, by bringing in certain strategic investors, including certain large Internet companies in China. In October 2017, the A Share Company made a non-public share issuance of 9,037,354,292 ordinary shares to the strategic investors, raising capital of RMB61,725.13 million. Subsequently in November 2017, the Unicom Group transferred 1,899,764,201 of its ordinary shares of the A Share Company to China Structural Reform Fund Corporation Limited for a total consideration of RMB12,975.39 million. In April 2018, the A Share Company made an issuance of 793,861,000 restrictive ordinary shares to its employees pursuant to its restrictive incentive shares scheme, or the employee restrictive incentive shares, at the price of RMB3.79 per share. On February 1, 2019, additional 13,156,000 employee restrictive incentive shares were subscribed by eligible employees with a subscription price of RMB3.79 per share. Such employee restrictive incentive shares bear selling restrictions within 60 months. The total number of the employee restrictive incentive shares represented 2.6% of the A Share Company’s outstanding shares immediately after the completion of such issuance. As of the date of the completion of these transactions, the shareholding of the Unicom Group in the A Share Company decreased to 36.7%, and the strategic investors, including China Structural Reform Fund Corporation Limited, held 35.2% of outstanding ordinary shares of the A Share Company in total.

Furthermore, as part of the Mixed Ownership Reform Plan, the A Share Company appointed representatives from the certain strategic investors to serve as directors. In February 2018, senior executive officers of China Life Insurance, Tencent, Baidu, JD.com and Alibaba were appointed as directors of the A Share Company. A more diversified board of directors is expected to improve the corporate governance of the A Shares Company, which is part of the main purpose of the Mixed Ownership Reform Plan. However, as there is substantial uncertainty with respect to our cooperation with strategic investors and the improvement in our incentive system, we cannot assure you that these benefits will be achieved as expected. See “D. Risk Factors — Risks Relating to Our Business — The benefits that we expect to enjoy relating to the mixed ownership reform of our ultimate controlling shareholder, Unicom Group, are subject to substantial uncertainty” under Item 3.

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

Capital Expenditures and Divestitures

See “Liquidity and Capital Resources — Capital Expenditures” under Item 5 for information concerning our principal capital expenditures for the previous three years and those planned for 2021. We currently do not have any significant divestiture in progress.

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

In 2020, our total revenue was RMB303.8 billion, of which our total service revenue increased by 4.3% from RMB264.4 billion in 2019 to RMB275.8 billion in 2020 and our total sales of telecommunications products increased by 7.3% from RMB26.1 billion in 2019 to RMB28.0 billion in 2020.

Telecommunications Services

Our telecommunications services primarily include mobile services and fixed-line services. We charge voice usage and monthly fees for our mobile voice services and fixed-line voice service. Our service revenue from voice usage, monthly fees and interconnection fees decreased by 14.9% from RMB46.2 billion in 2018 to RMB39.3 billion in 2019, and further decreased by 9.8% to RMB35.5 billion in 2020. As a percentage of total revenue, such service revenue decreased from 15.9% in 2018 to 13.5% in 2019, and further decreased to 11.7% in 2020. Our service revenue from other telecommunications services, including mobile non-voice services, fixed-line broadband access services, transmission lines usage and associated services, fixed-line data and Internet application services and fixed-line other services, increased by 3.5% from RMB217.5 billion in 2018 to RMB225.1 billion in 2019, and further increased by 6.8% to RMB240.3 billion in 2020. As a percentage of total revenue, such service revenue increased from 74.8% in 2018 to 77.5% in 2019, and further increased to 79.1% in 2020.

Mobile Services

Our mobile services consist of GSM, 3G, 4G and 5G services. In recent years, we have focused on the migration of mobile service from older generations, including GSM and 3G services, to new generations. We commercially launched our 5G services in October 2019, rolled out the brand “5Gn” to promote our 5G services and have been developing our 5G network, terminals and applications to strengthen our 5G business. We have been cooperating with China Telecom on jointly building and sharing the 5G networks. Our mobile services primarily consist of mobile voice services and mobile non-voice services. Our mobile voice services enable our subscribers to make and receive phone calls, including local calls, domestic long-distance calls, international, Hong Kong, Macau and Taiwan long-distance calls, intra-provincial roaming, inter-provincial roaming and international roaming, with a mobile handset at any point within the coverage area of our mobile telecommunications networks. Our mobile non-voice services primarily include (i) mobile data services, (ii) mobile data and Internet application services, such as big data and Internet of things, or IoT, services, and (iii) other mobile services, for example, value-added services, including SMS, mobile reading, mobile music and “WO App Store”, and other services.

The following table sets forth selected historical information for our mobile operations and our subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2018	2019	2020
Number of mobile billing subscribers (in thousands)(1)	315,036	318,475	305,811
Estimated market share of mobile billing subscribers(1) (2)	20.4%	19.9%	19.1%
Mobile billing subscribers ARPU (in RMB)(1) (3)	45.7	40.4	42.1
Number of 4G subscribers (in thousands)(1)	219,925	253,766	270,181
4G subscribers ARPU (in RMB)(1) (4)	53.3	44.5	44.0
4G subscribers DOU (in megabytes)(1) (5)	8,853	10,947	12,479

(1)

Mobile billing subscribers are referred generally to subscribers who have revenue contribution in the December of the relevant years. Data of our mobile billing subscribers includes data of the subscribers of our 5G services, which were commercially launched in October 2019. 4G subscribers are referred generally to subscribers who possess 4G or 5G handsets, use our 4G or 5G networks and have revenue contribution in the December of the relevant years.

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

Mobile Billing Subscribers

Our total number of mobile billing subscribers decreased by 4.0% from 318.5 million as of December 31, 2019 to 305.8 million as of December 31, 2020. Mobile billing subscribers are referred generally to subscribers who have revenue contribution in the December of the relevant years. Although there was a decrease in the total number of mobile billing subscribers, the ARPU of our mobile billing subscribers increased from RMB40.4 in 2019 to RMB42.1 in 2020. The increase in our ARPU was mainly driven by the change of our focus from the increase of number of users to the improvement of the quality of our users, as well as the innovation of our services, strict control over underperforming products and channel.

4G Subscribers

The total number of our 4G subscribers increased from 253.8 million as of December 31, 2019 to 270.2 million as of December 31, 2020. 4G subscribers are referred generally to subscribers who possess 4G or 5G handsets, use our 4G or 5G networks and have revenue contribution in the December of the relevant years. The increase in our total number of 4G subscribers was primarily due to (i) our differentiated products offerings, which comprise a broad selection of basic package service plans and customizable options to meet customers’ diversifying demands of products and services; and (ii) our Internet-based and integrated online and offline marketing initiatives which effectively reached customers through data-driven precise targeting, marketing covering all usage scenarios and diversified means of delivery and established our innovative and cost-effective touchpoint networks with a broad customer coverage.

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

In 2020, the demand for broadband access and high-speed connectivity significantly increased due to the telecommute and remote work surge caused by the COVID-19 pandemic. We continued to focus on the integration of our fixed-line broadband services, mobile services and smart hardware products. We optimized our broadband service packages with high-bandwidth and enriched video content portfolio, rolled out a number of new smart home service offerings, and promoted our high quality gigabit broadband services in selected cities. We also enhanced our penetration into more household customers by cooperating with Internet companies and other enterprises under our innovative marketing models such as the 2I2H (to-Internet Company-to-Household) and 2B2H (to-Business-to-Household) models. As of December 31, 2020, our fixed-line broadband subscribers increased by 3.2% to approximately 86.1 million, of which subscribers with 100Mbps-and-above bandwidth accounted for 87.8% of all fixed-line broadband subscribers, representing an increase of 5.8 percentage points from the end of 2019. Our fixed-line broadband access ARPU slightly decreased from RMB41.6 in 2019 to RMB41.5 in 2020 primarily due to (i) implementation of the PRC Government’s policy of increasing network speed and reducing tariffs and (ii) intensifying market competition.

Fixed-Line Voice Services

Our fixed-line voice services primarily consist of local voice, domestic long-distance, international long-distance and interconnection services. Along the continuous migration of users from fixed-line voice services to mobile services, the number of our fixed-line local access subscribers was 55.9 million, 54.2 million and 47.3 million as of December 31, 2018, 2019 and 2020, respectively.

Transmission lines usage and associated services

We are a leading provider of data communications services in our fixed-line northern service region. We offer data products, such as those based on digital data networks, or DDN, frame relay, asynchronous transfer mode, or ATM, and Internet protocol-virtual private network, or IP-VPN. We also offer transmission line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, Internet service providers and other telecommunications operators. In 2020, we continued to offer full-scale data communications services to international operators and domestic and international corporate customers. We have also improved our capabilities to offer cross-border data communications and integrated information services.

Fixed-Line Data and Internet Application Services

We offer fixed-line data and Internet application services, such as Internet data center, or IDC, cloud computing, information technology services and other services. In 2020, focusing on key areas such as smart city, digital government and industrial Internet, we continued to implement our new integrated sales model “Cloud + Smart Network + Intelligent Application” targeting at government and enterprises. Leveraging our cloud computing capabilities, we have built a “6+N+1” system for innovative businesses, which integrates cloud computing, big data, IoT, AI, security and block chain features and has been widely applied in key areas such as smart city and digital government. As of December 31, 2020, we had approximately 561 IDC nationwide, 277,000 racks supporting our IDC services, and 205T IDC bandwidth, and, additionally, the resource pool of our “WO” platform consists of 84 public resource pools and 50 private cloud resource pools, with storage capacity of 434PB and Internet capacity of 2,580G.

Fixed-Line Other Services

Our fixed-line other services primarily include fixed-line voice value-added services, installation of fixed-line equipment services, Internet hosting services, telecommunications equipment and real property leasing services and other services.

Sales of Telecommunications Products

Our sales of telecommunications products primarily comprise sales of mobile handsets, fixed-line terminals and accessories. Revenue from our sales of telecommunications products decreased by 3.9% from RMB 27.2 billion in 2018 to RMB 26.1 billion in 2019, and increased by 7.3% to RMB28.0 billion in 2020, which accounted for 9.3%, 9.0% and 9.2% of our total revenue in 2018, 2019 and 2020, respectively.

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

Roaming

We provide roaming services, which allow our subscribers to access our mobile services while they are physically outside of their registered service area or in the coverage areas of other mobile networks in other countries and regions with which we have roaming arrangements. As of March 31, 2021, we had roaming arrangements for (i) GSM international voice and SMS services with 630 operators in 260 countries and regions, (ii) GPRS international inbound data services with 562 operators in 232 countries and regions and for GPRS international outbound data services with 525 operators in 249 countries and regions, (iii) 3G services with 497 WCDMA operators in 250 countries and regions, (iv) 4G international inbound data services with 333 operators in 163 countries and regions and for 4G international outbound data services with 331 operators in 203 countries and regions, (v) 5G NSA international inbound data services with 33 operators in 18 countries, and (vi) 5G NSA international outbound data services with nine operators in 16 countries.

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

We have deployed GSM, WCDMA, LTE and 5G mobile networks. Our 2G, 3G and 4G mobile network mainly operates at 900 MHz, 1800 MHz and 2100MHz frequency bands for FDD network, and we own the frequency band of 3500-3600MHz, 1940-1965MHz and 2130-2155MHz for deploying our 5G mobile network. As of the date of this annual report, Unicom Group owns 2x66 MHz of spectrum in the frequency bands for FDD network, of which Unicom Group has deployed GSM network, UMTS network and LTE network using 2x11 MHz of spectrum in the 900 MHz frequency band, LTE network and GSM network using 2x30 MHz of spectrum in 1800 MHz frequency band and LTE network and UMTS network using 2x25 MHz of spectrum in 2100 MHz frequency band. In addition, Unicom Group has deployed part of the TD-LTE network coverage using 2300-2320 MHz frequency band (limited to indoor network).

Unicom Group was granted by the MIIT with the permit to operate 5G digital cellular mobile communications service and the approval to authorize CUCL to operate 5G mobile communications service nationwide in Mainland China in June 2019. In order to efficiently expand our 5G network coverage and capacity, improve our operating efficiency and enhance our competiveness in the 5G market, while lowering our cost for the construction, operation and maintenance, on September 9, 2019, we, through our wholly owned subsidiary, CUCL, entered into a framework agreement with a subsidiary of China Telecom, China Telecom Corporation Limited, in relation to the cooperation on building and sharing of 5G access networks. Pursuant to such framework agreement, we and China Telecom agreed to (i) jointly build the 5G access networks nationwide, and we and China Telecom each will be responsible for the construction, operation and maintenance of the 5G access networks in different designated geographic areas and bear the respective construction, operation and maintenance costs; and (ii) jointly share the 5G spectrum resources and 5G access networks nationwide with a wide coverage, matching capacity, good quality and standard services. While we and China Telecom will cooperate on the building and sharing of 5G access networks under such framework agreement, the core networks of the 5G networks will be independently constructed by each of us and China Telecom. Our and China Telecom’s ownership of respective subscribers will remain unchanged, and we and China Telecom will continue to maintain independent brands and business operation. In respect of settlement under such framework agreement, based on the principle that parties shall not make a profit from such settlement, we and China Telecom will formulate reasonable and streamlined settlement arrangement, following fair and equitable market practices, to maximize the benefits of cooperation for both parties and maintain a sustainable cooperation. Meanwhile, we have actively facilitated the refarming of 2.1 GHz spectrum and on December 8, 2020, we obtained the permits to use 1940-1965MHz, 2130-2155MHz and 3500-3600MHz frequency bands for broader 5G network coverage. We and China Telecom have launched the construction of the 5G networks pursuant to such framework agreement. As of December 31, 2020, we had 380,000 5G base stations available for use, of which 170,000 5G base stations were constructed by us. In February 2020, we were also granted with the license to share the 3300-3400MHz frequency bands nationwide with China Telecom and China Broadcasting for 5G network coverage of indoor areas.

We focused on the development of our “5G + 4G” premium network. We have further expanded the depth and width of our 4G network coverage, optimized our network structure, and facilitated the development of SDN, virtual, cloud-based and smart networks. As of December 31, 2020, our 4G network base stations reached 1.5 million. In the meantime, we have expanded the scale of the co-building and co-sharing of 4G network with China Telecom. In 2020, we and China Telecom have added 170,000 co-building and co-sharing 4G network base stations for shared use.

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

We have integrated our resources to optimize and improve the transport capabilities of our IP networks and improved our long-distance soft-switch network capability. By the end of 2020, we had 14 national Internet backbone nodes. As we further increased our Internet bandwidth, our broadband network capacity was substantially enhanced. By the end of 2020, the number of fixed-line broadband access ports increased from 221 million to 225 million, of which the number of access ports with FTTH accounted for 88% of total broadband access ports. As of the end of 2020, our international submarine cable resource capacity reached 52.6T, while our international outbound Internet capacity reached 4.12T, and our overseas homebound bandwidth reached 3.3T.

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

In 2020, we continued to implement our integrated online and offline marketing strategy to promote our brand, services and products. In addition to our offline marketing activities, we actively developed our online marketing initiatives to effectively reach customers through precise targeting driven by big data analytics. We promoted our 5G packages to the full coverage of customers while we also segment customers by different spending behaviors and match them with different products. We have focused on promoting our business in key segmented markets, and expanding our data and Internet application business under the integrated marketing model featuring “Cloud + Smart Network + Intelligent Application.” We also improved our customer experience and enhanced the operation efficiency through developing products targeting at mid- to high-end customers while phasing out products with low efficiency, enhancing our ability in centralized, precise and targeted operation, as well as building up our Internet-based operation and marketing systems.

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

Information Systems

We have established multiple information technology support systems in our headquarters as well as in each province, autonomous region and municipality and comprehensive information systems in each province, autonomous region and municipality to support our business and management. For business support, we have established core systems composed of a cloud-based customer relationship management system, a comprehensive billing and accounting system and an e-commerce system to support our business operations. Leveraging our business middle-office support, our innovative online marketing strategies further improved customers’ perception of our services. We also upgraded our IT framework and established an API opening platform, to facilitate cooperation with our business partners. In addition, we continued to enhance our independent research capability and we independently developed 58% of our core business support system. Furthermore, we have established integrated systems, such as integrated business support system for government and enterprise customers, integrated channels management system, integrated account settlement system and integrated partnership management system to achieve integrated and centralized management of our businesses and enhance our sales and service capabilities through electronic channels. We also utilized a proprietary cloud-based IT ecosystem that integrates the research and development activities of our headquarters and provincial branches and significantly improves our operational efficiency while lowers the costs. For our management support, we focused on the construction of our intelligent financial data sharing system to enhance the efficiency of our internal financial data sharing. For our internal data service capabilities, we have launched the data middle office construction to compile all operational data of our business support systems, support our appraisal management and operational analysis with data, as well as optimize our business operation. For the development of new businesses, we have reformed a number of centralized IT systems to support our 5G commercialization.

Research and Development

We focus on technology innovation in coordination with our various business departments in order to provide technical support for our business development. Our R&D activities are focused primarily on further development of fixed-line and mobile technologies, research on the sixth generation mobile telecommunications, and future generations of network technologies, cloud computing, big data, IoT, AI, block chain, underlying technology capabilities with respect to network and information safety, industrial Internet, consumer IoT and development of innovative smart-home products. In addition, part of our research and development requirements is fulfilled by our ultimate controlling shareholder, Unicom Group, in return for a service fee. See “B. Related Party Transactions” under Item 7 below.

We facilitated our cooperation with China Telecom on key aspects of the co-building and co-sharing of 5G access network. We carried out feasibility studies on various 5G network co-sharing plans that took into account a number of relevant factors including technology, standard, infrastructure, users’ experience and adjustment of current networks. We also formulated technical solutions for sharing of the spectrum and network, developed and tested various functions of the network and promoted the application of the sharing plan.

With respect to the development of 5G technologies and networks, we continued to cooperate with China Telecom on maintenance and optimization of 5G network and we and China Telecom jointly carried out extensive research on technologies that are to be applied to enhance our co-building and co-sharing of 5G network, which include the end-to-end 5G network, the integration of 5G wireless network and ICT business, as well as technologies relating to 5G network security and management. We also facilitated the collaborative development of both 5G network and 5G terminals and further explored the commercial applications of 5G network slicing and the offering of 5G private network products. Furthermore, we actively worked on the deployment and commercialization of 5G standalone (SA) network and also expanded the construction of 5G network that supports the NSA/SA dual mode.

We also devoted our R&D resources to innovate and develop our 5G product offerings. We have promoted the application of 5G, edge computing and other technologies in key industrial areas and conducted researches and trials in innovative fields, such as virtual reality, cloud-based broadcasting, cloud-based live streaming, cloud-based gaming, self-driving, Internet of cars, industrial Internet, drones, healthcare, and education.

Competition

As a result of the telecommunications industry restructuring in 2008, the Chinese telecommunications market now has three key providers of basic telecommunications services — China Telecom, China Mobile and us — in addition to thousands of value-added service providers and other companies that provide telecommunications or related services. We compete with China Mobile and China Telecom in virtually all aspects of our services, including mobile services, fixed-line voice services, broadband services and data communications services. In May 2016, the MIIT granted to China Broadcasting the approval to operate fixed-line broadband business. We may also compete with China Broadcasting in fixed-line broadband business. As Unicom Group, China Mobile and China Telecom were granted the license to operate TD-LTE mobile services by the PRC Government in December 2013, Unicom Group and China Telecom were granted the license to operate LTE-FDD mobile services in February 2015 and China Mobile was granted the license to operate LTE-FDD mobile services in April 2018, we face intensive competition in the 4G services. We also face potential fierce competition as to 5G services. In December 2018, Unicom Group was granted the permit to use the frequency band of 3500-3600MHz for launching the trial of 5G system nationwide in Mainland China, and China Mobile was granted the frequency band of 2515-2675MHz and 4800-4900MHz, and China Telecom was granted the frequency band of 3400-3500MHz. Furthermore, in June 2019, the MIIT granted the permit to operate 5G digital cellular mobile communications service to Unicom Group, China Mobile, China Telecom, and China Broadcasting, respectively. Furthermore, China Mobile and China Broadcasting entered into a collaborative framework agreement in May 2020, and a series of specific collaboration agreements in January 2021 in relation to 5G co-construction and sharing. Such collaboration is expected to enable China Mobile and China Broadcasting to construct 5G network infrastructure and achieve network coverage more efficiently and thus intensifying the competition of 5G market.

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

Cybersecurity

We are subject to the Cybersecurity Law, which came into effect on June 1, 2017. The Cybersecurity Law sets forth the general framework regulating network products, equipment, and services, as well as the operation and maintenance of information networks, protection of personal information, and supervision and administration of cybersecurity in Mainland China. According to the Cybersecurity Law, the Cyberspace Administration of China, or the CAC, has a central role in planning, coordination, supervision, and management of network security measures while the MIIT, the national public safety bureau, and other relevant authorities are in charge of network security protection, supervision and management within the scope of their respective responsibilities. In addition, the Cybersecurity Review Measures became effective on June 1, 2020. The Cybersecurity Law and Cybersecurity Review Measures require procurement of network products and services by operators in key industries and critical information infrastructure facilities that may have national security concerns to go through a cyber security review. Relevant government authorities responsible for the protection of critical information infrastructure facilities will decide on whether such procurement would threat national security pursuant to the review. Operators of critical information infrastructure facilities use network products or services that have not been subject to the security review or have not passed the security review, would subject to a fine of no less than one but no more than ten times of the amount of purchase.

Furthermore, personal privacy, information security, and data protection are increasingly significant issues in China and other jurisdictions in which we operate. In China, the regulatory framework governing the collection, processing, storage and use of business information and personal data is rapidly evolving. For example, in addition to the Cybersecurity Law, the PRC Government also published Information Security Technology — Personal Information Security Specification in 2020 and superseded the previous specification published in 2018, and Identification Methods for Illegal Collection and Use of Personal Information by Apps in 2019, stipulating standards for determining illegal acts of collecting and using personal information through mobile applications. In addition, regulators in other jurisdictions in which we operate are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data as well. These laws and regulations could significantly increase our cost of compliance and associated risk.

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

We strive to monitor and comply with all applicable laws, regulations, policies and legal obligations relating to cybersecurity. As of April 14, 2021, we have not been subject to any material cyber-attacks or incidents, individually or in the aggregate, that had or would expected to have a material adverse effect on our business and operations, nor had we been involved in any legal proceedings or regulatory investigations related thereto. However, as the regulatory landscape of cybersecurity is subject to substantial uncertainty, we cannot assure you that we will always be in compliance with laws and regulations related to cybersecurity or we will not be held liable for cyber-attacks that committed against us. See “D. Risk Factors — We face risks associated with our Internet-related services” under Item 3.

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

In May 2015, the PRC government introduced the PRC Government’s policy of increasing network speed and reducing tariff. In response to such policy, we have since then offered discounts to our tariff plans. In addition, in October 2015, we launched our mobile data carry-over programs, which allow subscribers of our data plans with pre-determined monthly data limit to carry over their unused data to the following month with no extra charge. Furthermore, in light of the national policy of achieving coordinated development of Beijing Municipality, Tianjin Municipality and Hebei Province issued in April 2015 by the PRC Government, we cancelled the long-distance and roaming tariffs for voice services within the tariff zones of Beijing Municipality, Tianjin Municipality and Hebei Province so that our customers are only charged with local usage tariff for our voice services provided within the tariff zones. Since May 2017, we substantially reduced Internet private line access tariff for small and medium enterprises customers and international long-distance call tariff. In addition, in September 2017, we ceased charging mobile handset subscribers domestic long-distance and roaming fee. In response to the guidance to further implement the “speed upgrade and tariff reduction” policy, we (i) have reduced the per unit price of mobile data and fixed-line broadband for more than 30% in 2018, (ii) reduced the per unit price of Internet broadband services for small and middle-sized business for more than 10% in 2018, (iii) greatly reduced international mobile data roaming fees, and (iv) ceased charging domestic mobile data roaming fees since July 2018. On August 23, 2018, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Further Regulating the Marketing Behavior of Telecommunications Tariff, effective from August 23, 2018. This Notice encourages the telecommunications operators to offer tiered pricing scheme, which offers deeper discount to tariff plans with increased data usage by users. Pursuant to this Notice, telecommunication operators should strive to simplify their pricing structures, offer corresponding service plans for each fee item if package plans are offered, specify the structure of fees, fee items and fee standards, and fulfill operators’ obligations to remind its customers of the restrictive conditions, validity periods, charging principle of the plans, among other noteworthy matters, when promoting such plans. In addition, the operators shall ensure customers with the same trading conditions afforded identical rights to choose their tariff plan. The PRC government introduced further “speed upgrade and tariff reduction” measures. For example, in March 2019, the PRC government issued directives to (i) further reduce the broadband tariffs for small and medium enterprises by 15% on average and the tariffs for handset data by no less than 20% on average, and (ii) implement mobile number portability programs, which allow customers to switch mobile carriers while retaining their numbers, in Mainland China by the end of 2019; in May 2020, it announced directive to reduce the broadband and private line tariffs by 15% on average and in March 2021, it issued directive to further reduce the broadband tariffs for small and medium enterprises and private line tariffs by 10% on average. We continued to implement the “speed upgrade and tariff reduction” policy and launched more preferential tariff plans. For example, we launched preferential tariff plans for various types of customers which further reduced the broadband tariffs and private line tariffs.

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

(2) Mobile operator pays RMB0.06 per minute to local fixed-line operator. From July 1, 2020, for calls originated from “157” or “188” prefix phone numbers (TD users), mobile operator (China Mobile) restored to pay RMB0.06 per minute to fixed-line operator. For calls originated from “157” or “188” prefix phone numbers (TD users) during the period from January 1, 2010 to June 30, 2020, mobile operator (China Mobile) pays RMB0.012 per minute to fixed-line operator.

Local fixed-line operator	Mobile operator

(1) Local fixed-line operator collects the usage charge from its subscribers;

(2) No revenue-sharing or settlement prior to June 1, 2010. Local fixed-line operator pays RMB0.001 per minute to mobile operator after June 1, 2010.

Mobile operator A	Mobile operator B

(1) Mobile operator A collects the cellular usage charge from its subscribers;

(2) Mobile operator A pays RMB0.06 per minute to mobile operator B. For calls originated from a mobile user of China Telecom or Unicom to a mobile user of China Mobile (not including “157” or “188” prefix phone numbers (TD users)) during the period from January 1, 2014, Mobile operator A (China Telecom or Unicom) pays RMB0.04 per minute to mobile operator B (China Mobile). From July 1, 2020, for calls originated from “157” or “188” prefix phone numbers (TD users), mobile operator (China Mobile) restored to pay RMB0.06 per minute to Mobile operator B (China Telecom or Unicom). For calls originated from “157” or “188” prefix phone numbers (TD users) during the period from January 1, 2010 to June 30, 2020, mobile operator A (China Mobile) pays RMB0.012 per minute to mobile operator B (China Telecom or Unicom).

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

Universal Services

Telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations promulgated by the PRC Government, and the MIIT has the authority to delineate the scope of its universal service obligations. The MIIT may also select universal service providers through a tendering process. The MIIT, together with the finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. Under the Telecommunications Regulations, all PRC telecommunications operators shall provide universal services, and we expect to perform our duties thereunder accordingly. In December 2015, the MOF and the MIIT jointly issued the rules regarding the pilot program for universal services to be implemented in certain cities across the PRC. Since then, the MIIT has designated additional cities and villages as participants of the pilot program for universal services in public notice from time to time. Pursuant to the pilot program for universal services, we have completed construction of broadband construction projects in over 14,000 villages by the end of 2020, and we have also completed 4G wireless network universal telecommunications service projects in 2,857 villages in 2020.

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

Mobile Telecommunications Resale Business

In May 2013, the MIIT issued the pilot program for mobile telecommunications resale business that permit privately-owned enterprises to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. Following the pilot program, the MIIT issued the Notice on Formal Commercialization of Mobile Telecommunications Resale Business in April 2018, pursuant to which the MIIT would accept applications from privately-owned enterprises to purchase mobile services from telecommunications operators and provide mobile services to end-customers after repackaging and rebranding. The MIIT also requires that the wholesale price for resale of mobile telecommunications services should be lower than the per unit price (or package price) for similar businesses of the mobile networks operators. We have been promoting the sustainable development of the resale business through cooperation to achieve win-win results. As of December 31, 2020, 28 companies purchased mobile services covering approximately 61.73 million end customers from us, accounting for approximately 60% of the total market share as of the same date in terms of the number of end customers.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2020 that requires disclosure in this under Section 13(r) of the Exchange Act of 1934, as amended, except as set forth below.

We or our affiliates, are a party to the international roaming agreements with Mobile Company of Iran, or MCI, and MTN Irancell, or MTN, respectively. In 2020, the estimated gross revenue generated from such inbound international roaming traffic with MCI and MTN was approximately RMB17,400 and RMB25,900, respectively, and the estimated total amount paid to MCI and MTN for the outbound international roaming traffic was approximately RMB15,700 and RMB99,700, respectively. We or our affiliates do not customarily allocate net profit on a country-by-country or activity-by-activity basis, and therefore it is not possible to determine accurately the precise net profits attributable to such transactions with MCI and MTN. We or our affiliate estimate that the net profits attributable to the transactions with MCI and MTN were negligible relevant to our overall net profits. We or our affiliate intend to continue these activities in the future.

C.	Organizational Structure

We are incorporated in Hong Kong and as of April 14, 2021, we were (i) 53.5% owned by Unicom BVI, which was 17.9% owned by Unicom Group and 82.1% owned by the A Share Company, which in turn was 36.8% owned by Unicom Group, (ii) 26.4% owned by Unicom Group BVI, which in turn was 100% owned by Unicom Group, and (iii) 20.1% owned by public shareholders. See “— A. History and Development of the Company” above. Set forth below are details of our significant subsidiaries.

Name of Subsidiary	Place of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
Unicom Vsens Telecommunications Company Limited	China	100%
Unicom Digital Technology Co., Ltd.	China	100%
China Information Technology Designing & Consulting Institute Company Limited	China	100%
China Unicom Information Navigation Company Limited	China	100%
Unicompay Company Limited	China	100%
China Unicom Online Information Technology Company Limited	China	100%
Unicom Cloud Data Company Limited	China	100%
Unicom Innovation Investment Company Limited	China	100%
Unicom Group Finance Company Limited	China	91%
China Unicom Video Technology Co., Ltd.	China	100%
Unicom Big Data Co., Ltd.	China	100%
China Unicom Internet of Things Corporation Limited	China	100%
China Unicom Leasing Co., Ltd.	China	100%
China Unicom Smart Connection Technology Company Limited	China	68.88%
China Unicom Global Limited	Hong Kong	100%
China Unicom Intelligence Security Technology Corporation Limited	China	100%

D.	Properties

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

The table below sets forth revenue from our major services and their respective percentage of our total revenue in 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018		2019		2020
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	290,877	100.0	290,515	100.0	303,838	100.0
Total service revenue	263,683	90.7	264,387	91.0	275,814	90.8
Voice usage and monthly fees	32,486	11.2	26,440	9.1	23,183	7.6
Broadband and mobile data services	148,431	51.0	146,534	50.4	150,730	49.6
Data and Internet application services	26,489	9.1	37,218	12.8	47,923	15.8
Other value-added services	24,606	8.5	21,251	7.3	21,287	7.0
Interconnection fees	13,708	4.7	12,893	4.4	12,307	4.1
Transmission lines usage and associated services	14,178	4.9	15,595	5.4	16,519	5.4
Other services	3,785	1.3	4,456	1.6	3,865	1.3
Sales of telecommunications products	27,194	9.3	26,128	9.0	28,024	9.2

Our revenue primarily consists of the following:

•	revenue from voice usage and monthly fees, which are recognized when the services are rendered;

•	revenue from the provision of broadband and mobile data services, which are recognized when the services are provided to customers;

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

The following table sets forth our major costs and expenses items and income before income tax, both in terms of amount and as a percentage of total revenue in 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018(1)		2019		2020
	RMB in millions	% of Total	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	290,877	100.0	290,515	100.0	303,838	100.0
Costs, expenses and others	277,796	95.5	276,348	95.1	287,811	94.7
Interconnection charges	12,579	4.3	11,513	4.0	10,574	3.5
Depreciation and amortization	75,777	26.1	83,080	28.6	83,017	27.3
Network, operation and support expenses	55,077	18.9	43,236	14.9	46,286	15.2
Employee benefit expenses	48,143	16.6	50,516	17.4	55,740	18.3
Selling and marketing expenses	35,170	12.1	33,545	11.5	30,461	10.0
General, administrative and other operating expenses	27,391	9.4	30,935	10.6	39,776	13.2
Cost of telecommunications products sold	27,604	9.5	26,412	9.1	26,862	8.8
Finance costs, net of interest income	(87)	—	851	0.3	381	0.1
Other income-net	(3,858)	(1.4)	(3,740)	(1.3)	(5,286)	(1.7)

(1)	the Company has initially applied IFRS 16 on January 1, 2019 using the modified retrospective approach. Under this approach, comparative information in 2018 has not been restated.

Our major costs and expenses include the following:

•	interconnection expenses, representing amounts paid to other operators for calls from our networks to their networks and for calls made by our subscribers roaming in their networks;

•	depreciation and amortization expenses, mainly relating to our property, plant and equipment and other assets;

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

•

general, administrative and other operating expenses, primarily including impairment losses for doubtful debts and write-down of inventories, auditors’ remuneration, property management fee, office and administrative expenses, transportation expense, miscellaneous taxes and fees, service technical support expenses, repairs and maintenance expenses, loss on disposal of property, plant and equipment and others;

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

Revenue is recognized when control over a product or service is transferred to the customer at the amount of promised consideration to which we are expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

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

In general revenue from rendering of telecommunication services are recognized over-time during the period of fulfillment of services obligation, whereas revenue from sales of handsets and other telecommunications equipment, in case they are treated as separate performance obligations, are recognized at a point in time.

Critical Accounting Estimates and Judgments

Depreciation on Property, Plant and Equipment

Depreciation on our property, plant and equipment is calculated using the straight-line method to allocate cost up to residual values over the estimated useful lives of the assets. We review the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from property, plant and equipment. We estimate the useful lives and residual values of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

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

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2018, 2019 and 2020.

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

Up to the date of issue of our 2020 financial statements, the following amendments, new standards and interpretations have been issued but not yet effective for the annual accounting period ended December 31, 2020 and have not been adopted by us in our 2020 financial statements:

Effective for accounting periods beginning on or after
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, “Interest Rate Benchmark Reform – Phase 2”	January 1, 2021
Amendments to IFRS 3, “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IAS 16, “Property, Plant and Equipment: Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37, “Onerous Contracts – Cost of Fulfilling a Contract”	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”	January 1, 2023

Operating Results

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

In 2020, we continued to actively develop full-service operation with a focus on 4G and 5G services, fixed-line broadband services and data and Internet application services. Our total revenue increased by 4.6% from RMB290.5 billion in 2019 to RMB303.8 billion in 2020, primarily due to the increase in (i) our service revenue from data and internet application services from RMB37.2 billion in 2019 to RMB47.9 billion in 2020, and (ii) our service revenue from broadband and mobile data services from RMB146.5 billion in 2019 to RMB150.7 billion in 2020, which was partially offset by the decrease in our service revenue from voice usage and monthly fees from RMB26.4 billion in 2019 to RMB23.2 billion in 2020.

The table below sets forth the composition of our revenue for the years ended December 31, 2019 and 2020, respectively.

	For the Year Ended December 31,
	2019		2020
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	290,515	100.0	303,838	100.0
Total service revenue	264,387	91.0	275,814	90.8
Voice usage and monthly fees	26,440	9.1	23,183	7.6
Broadband and mobile data services	146,534	50.4	150,730	49.6
Data and Internet application services	37,218	12.8	47,923	15.8
Other value-added services	21,251	7.3	21,287	7.0
Interconnection fees	12,893	4.4	12,307	4.1
Transmission lines usage and associated services	15,595	5.4	16,519	5.4
Other services	4,456	1.6	3,865	1.3
Sales of telecommunications products	26,128	9.0	28,024	9.2

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

Our service revenue from voice usage and monthly fees was RMB23.2 billion in 2020, representing a decrease of 12.3% from RMB26.4 billion in 2019. The decrease in our revenue from voice usage and monthly fees was primarily as a result of (i) the intensifying competition among the major PRC telecommunications operators, (ii) the implementation of the PRC Government’s “speed upgrade and tariff reduction” policy, as well as the decrease in the rate of international voice roaming fees implemented by us in August 2018, and (iii) the continuing decline in the number of fixed-line local access subscribers and revenue due to the continuing effect of mobile voice substitution and data usage substitution. We expect the above factors to have a continuing effect on our usage fees and monthly fees in the foreseeable future. As a percentage of total revenue, revenue from our voice usage and monthly fees decreased from 9.1% in 2019 to 7.6% in 2020.

Broadband and Mobile Data Services. Our service revenue from broadband and mobile data services consist primarily of revenue from our fixed-line broadband access and mobile data services. Our service revenue from broadband and mobile data services increased by 2.9% from RMB146.5 billion in 2019 to RMB150.7 billion in 2020, primarily due to the increase in the number of users of our broadband and mobile data services driven by (i) the overall increase in the penetration rate of broadband and mobile data services in China and (ii) the improvement of our service quality and operation efficiency. As a percentage of total revenue, service revenue from our broadband and mobile data services slightly decreased from 50.4% in 2019 to 49.6% in 2020.

Data and Internet Application Services. Our service revenue from data and Internet application services primarily include revenue from data storage and application, information communications technology and other Internet-related services. Our service revenue from data and Internet application services increased by 28.8% from RMB37.2 billion in 2019 to RMB47.9 billion in 2020. The increase in our service revenue from data and Internet application services was primarily as a result of our focus on developing innovative businesses through enhancement in core capabilities and cooperation with our strategic investors, and the increase in our revenue from the new integrated marketing model featuring “Cloud + Smart Network + Intelligent Application,” IDC services, information technology services, cloud computing services, big data services as well as IoT services. As a percentage of total revenue, service revenue from our data and Internet application services increased from 12.8% in 2019 to 15.8% in 2020.

Other Value-added Services. Our service revenue from other value-added services primarily include revenue from SMSs, Cool Ringtone, “Personalized Ring”, call number display and secretarial services to subscribers. Our service revenue from other value-added services was RMB21.3 billion in 2020, remaining stable compare to RMB21.3 billion in 2019. As a percentage of total revenue, service revenue from other value-added services slightly decreased from 7.3% in 2019 to 7.0% in 2020.

Interconnection Fees. Interconnection fees primarily include revenue received or receivable from other domestic and foreign telecommunications operators for the use of our telecommunications network. Our service revenue from interconnection fees decreased by 4.5% from RMB12.9 billion in 2019 to RMB12.3 billion in 2020. The decrease in our service revenue from interconnection fees was primarily as a result of the decrease in the volume of the interconnection voice calls primarily due to a substitution trend that mobile subscribers use certain value-added telecommunications applications or services in lieu of voice calls for communication purposes. As a percentage of total revenue, revenue from interconnection fees slightly decreased from 4.4% in 2019 to 4.1% in 2020.

Transmission Lines Usage and Associated Services. Our service revenue from transmission lines usage and associated services primarily include income from offering lines and customer-end equipment to customers for usage and related services. Our service revenue from transmission lines usage and associated services increased by 5.9% from RMB15.6 billion in 2019 to RMB16.5 billion in 2020. The increase in our service revenue from transmission lines usage and associated services was primarily driven by our increasing ability, especially our delivery and online service capabilities, to serve government and enterprise customers to facilitate their digital transformation. As a percentage of total revenue, revenue from transmission lines usage and associated services remained at 5.4% in 2020.

Other Services. Our service revenue from other services primarily include telecommunications resale business, Internet hosting services and certain other miscellaneous services. Service revenue from other services decreased by 13.3% from RMB4.5 billion in 2019 to RMB3.9 billion in 2020 primarily due to the decrease in revenue from telecommunications resale business. As a percentage of total revenue, service revenue from other services slightly decreased from 1.6% in 2019 to 1.3% in 2020.

Sales of Telecommunications Products. Our sales of telecommunications products increased by 7.3% from RMB26.1 billion in 2019 to RMB28.0 billion in 2020, primarily due to the increase in our sales of communication technology equipments. As a percentage of total revenue, our sales of telecommunications products slightly increased from 9.0% in 2019 to 9.2% in 2020.

Costs, Expenses and Others

Total costs, expenses and others in 2020 were RMB287.8 billion, representing an increase of 4.1% from RMB276.3 billion in 2019. The increase in total costs, expenses and others was primarily due to (i) the increase in general administrative and other operating expenses by 28.6% from RMB30.9 billion in 2019 to RMB39.8 billion in 2020 due to the increased costs used for technical support and IT services in support of our innovative business, (ii) the increase in employee benefit expenses by 10.3% from RMB50.5 billion in 2019 to RMB55.7 billion in 2020 as we strengthened the performance-based compensation of our employees and expanded the talent recruitment, and (iii) the increase in network, operation and support expenses by 7.1% from RMB43.2 billion in 2019 to RMB46.3 billion in 2020 mainly due to the increase in the tower usage fee, energy consumption cost and rental expenses of premises and equipment. The increase in our total costs, expenses and others was partially offset by (i) the decrease of RMB3.1 billion in selling and marketing expenses by 9.2% from RMB33.5 billion in 2019 to RMB30.5 billion in 2020, and (ii) the decrease of RMB0.9 billion or 8.2% in interconnection charges from RMB11.5 billion in 2019 to RMB10.6 billion in 2020

The table below sets forth our total revenue and the major items of costs, expenses and others and their respective percentage of total revenue in 2019 and 2020:

	For the Year Ended December 31,
	2019		2020
	RMB in millions	% of Total	RMB in millions	% of Total
Total revenue	290,515	100.0	303,838	100.0
Costs, expenses and others	276,348	95.1	287,811	94.7
Interconnection charges	11,513	4.0	10,574	3.5
Depreciation and amortization	83,080	28.6	83,017	27.3
Network, operation and support expenses	43,236	14.9	46,286	15.2
Employee benefit expenses	50,516	17.4	55,740	18.3
Selling and marketing expenses	33,545	11.5	30,461	10.0
General, administrative and other operating expenses	30,935	10.6	39,776	13.2
Cost of telecommunications products sold	26,412	9.1	26,862	8.8
Finance costs, net of interest income	851	0.3	381	0.1
Other income-net	(3,740)	(1.3)	(5,286)	(1.7)

Interconnection Charges. Interconnection charges were RMB10.6 billion in 2020, down by 8.2% from RMB11.5 billion in 2019, primarily due to the decrease in volume of the interconnection voice calls.

Depreciation and Amortization. Our depreciation and amortization expenses were RMB83.0 billion in 2020, remaining stable compared to RMB83.1 billion in 2019. As a percentage of total revenue, our depreciation and amortization expenses decreased from 28.6% in 2019 to 27.3% in 2020.

Network, Operation and Support Expenses. We incurred network, operation and support expenses of RMB46.3 billion in 2020, up by 7.1% from RMB43.2 billion in 2019, mainly due to increase in the tower usage fee, energy consumption cost and rental expenses of premises and equipment. Network, operation and support expenses, as a percentage of total revenue, increased from 14.9% in 2019 to 15.2% in 2020.

Employee Benefit Expenses. Our employee benefit expenses increased by 10.3% from RMB50.5 billion in 2019 to RMB55.7 billion in 2020, mainly because we strengthened the performance-based compensation of our employees and expanded the talent recruitment.

Selling and Marketing Expenses. Our selling and marketing expenses were RMB30.5 billion in 2020, decreased by 9.2% from RMB33.5 billion in 2019, primarily due to that we improved our marketing efficiency by increasing the utilization of digital and online and offline integrated marketing methods and leveraging the big data analytics to achieve targeted marketing and customer retention.

General, Administrative and Other Operating Expenses. Our general, administrative and other operating expenses were RMB39.8 billion in 2020, up by 28.6% from RMB30.9 billion in 2019, primarily due to the increased costs used for technical support and IT services in support of our innovative business. As a percentage of total revenue, general, administrative and other operating expenses increased from 10.6% in 2019 to 13.2% in 2020.

Cost of Telecommunications Products Sold. In 2020, the cost of telecommunications products sold amounted to RMB26.9 billion, increased by 1.7% from RMB26.4 billion in 2019, which was generally in line with the increase in the sales of telecommunications products. As a percentage of total revenue, cost of telecommunication products sold decreased from 9.1% in 2019 to 8.8% in 2020.

Finance Costs, Net of Interest Income. Our finance costs, net of interest income, significantly decreased from RMB0.9 billion in 2019 to RMB0.4 billion in 2020, primarily due to the decrease in our interest-bearing debts. As a percentage of total revenue, finance cost, net of interest income, decreased from 0.3% in 2019 to 0.1% in 2020.

Other Income-Net. In 2020, other income-net was RMB5.3 billion, representing an increase by 41.3% from RMB3.7 billion in 2019, primarily because that since April 1, 2019, we started to deduct tax payable by adding 10% to the then current deductible input tax pursuant to a new tax reform policy. As a percentage of total revenue, other income-net was 1.7% in 2020 compared to 1.3% in 2019.

Income Before Income Tax

As a result of the foregoing, in 2020, our income before income tax was RMB16.0 billion, representing an increase of RMB1.9 billion, or 13.1%, from RMB14.2 billion in 2019.

Income Tax

Our income tax was RMB3.5 billion in 2020, increased by 23.4% from RMB2.8 billion in 2019. Our effective tax rate in 2020 was 21.5%, up by 1.8 percentage points from 19.7% in 2019. Our effective tax rate in 2020 was lower than the 25% statutory rate of enterprise income tax in the PRC, primarily because (i) certain of our subsidiaries are entitled to a 15% preferential rate of enterprise income tax; (ii) certain of our share of net profit of associates and joint ventures was non-taxable; (iii) we received certain tax refund in 2020 ; and (iv) we had certain additional deduction for qualified research and development costs.

Net Income for the Year

As a result of the foregoing, our net income was RMB12.6 billion in 2020, representing an increase of RMB1.2 billion, or 10.6%, from RMB11.4 billion in 2019. Our basic earnings per share was RMB0.41 in 2020, as compared to RMB0.37 in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For a discussion of our operating results for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Operating Results — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” under Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2019.

Liquidity and Capital Resources

Working Capital and Cash Flows

As of December 31, 2020, we had RMB23.1 billion of cash and cash equivalents, as compared with RMB34.9 billion as of December 31, 2019 and RMB30.1 billion as of December 31, 2018. As of December 31, 2020, we had RMB12.0 billion of short-term bank deposits and restricted deposits, as compared with RMB3.7 billion as of December 31, 2019 and RMB3.7 billion as of December 31, 2018. As of December 31, 2020, we had a working capital deficit (current liabilities less current assets) of RMB113.4 billion, representing a decrease by 6.7% from the working capital deficit of RMB121.6 billion as of December 31, 2019. The decrease in working capital deficit in 2020 primarily resulted from (i) the increase in financial assets measured at fair value and short-term bank deposits and restricted deposits of RMB24.0 billion and RMB8.3 billion, respectively, and (ii) the decrease in short-term bank loans and commercial papers of RMB4.8 billion and RMB2.0 billion, respectively, which was partially offset by the increase in accounts payable and accrued liabilities and contract liabilities of RMB16.9 billion and RMB2.0 billion, respectively.

In recent years, although the PRC Government introduced measures to avoid overheating of the economy, including tightening bank lending policies, we, due to our enterprise nature and our good credit records with PRC banks, generally have not experienced and do not expect to experience in the foreseeable future significant difficulties in obtaining bank financing in China. As of December 31, 2020, we had RMB352.4 billion revolving banking facilities and registered quota of corporate bonds, of which RMB348.4 billion was unutilized. There is no term of the facilities that materially restricts our ability to draw down the unutilized banking facilities. In addition, we believe we have the ability to raise funds from short-, medium- and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Therefore, we believe that we will be able to fund our anticipated capital and liquidity needs with our access to debt and equity financing, in particular bank financing in China, and net cash inflows from our operations. The following table sets forth cash inflows and outflows in 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in millions)
Net cash inflow from operating activities	92,387	93,678	105,551
Net cash outflow from investing activities	(61,179)	(59,053)	(92,018)
Net cash outflow from financing activities	(34,058)	(29,765)	(25,210)

Net (decrease)/ increase in cash and cash equivalents	(2,850)	4,860	(11,677)

Our net cash inflow from operating activities increased by 1.4% from RMB92.4 billion in 2018 to RMB93.7 billion in 2019, primarily because that the capital element of lease rentals paid, which amounted to RMB10.9 billion in 2019, was reclassified from cash outflow from operating activities to cash outflow from financing activities as a result of the adoption of IFRS 16 since January 1, 2019. Our net cash inflow from operating activities increased by 12.7% from RMB93.7 billion in 2019 to RMB105.6 billion in 2020, primarily due to the increase in our revenue in 2020.

Our net cash outflow from investing activities decreased by 3.5% from RMB61.2 billion in 2018 to RMB59.1 billion in 2019, primarily due to the decrease of RMB2.1 billion in lending by the Finance Company and the increase of RMB4.8 billion in repayment of loans lent by the Finance Company, partially offset by the increase of RMB4.0 billion in purchase of property, plant and equipment. Our net cash outflow from investing activities increased by 55.8% from RMB59.1 billion in 2019 to RMB92.0 billion in 2020, primarily due to (i) our investment in debt securities measured at fair value through other comprehensive income (recycling) of RMB42.7 billion and (ii) the increase in our short-term bank deposits and restricted deposits of RMB6.9 billion in 2020 , which was partially offset by the proceeds we received from disposal of debt securities measured at fair value through other comprehensive income (recycling) of RMB19.5 billion.

Our net cash outflow from financing activities decreased from RMB34.1 billion in 2018 to RMB29.8 billion in 2019, primarily due to (i) an increase of RMB12.0 billion in the amount of proceeds from short-term commercial papers, promissory note and corporate bonds we issued in 2019 and (ii) a decrease of RMB33.2 billion in repayment of short-term bank loans, commercial papers, loans from related parties, and loans from our ultimate controlling shareholder, partially offset by (i) an increase of RMB17.0 billion in repayment of corporate bonds, and (ii) a decrease of RMB24.5 billion in the amount of proceeds we received from short-term bank loans in 2019. We had net cash outflow from financing activities of RMB25.2 billion in 2020, as compared to net cash outflow from financing activities of RMB29.8 billion in 2019, primarily due to the decrease in our repayment of short-term bank loans of RMB30.7 billion, which was partially offset by the decrease in the proceeds we received from short-term bank loans of RMB26.0 billion in 2020.

Indebtedness and Capital Structure

The following table sets forth the amount of cash, cash equivalents, assets, short-term and long-term debt and equity as well as debt-to-capitalization and debt-to-equity ratios as of the end of 2018, 2019 and 2020. The interest-bearing debts do not include balance of deposits received by Finance Company from Unicom Group, its subsidiaries and a joint venture.

	As of December 31,
	2018	2019	2020
	(RMB in millions, except percentages)
Cash and cash equivalents and short-term bank deposits and restricted deposits	33,780	38,661	35,074
Total assets	540,320	562,499	580,616
Short-term debt	32,802	25,836	20,661
Short-term bank loans	15,085	5,564	740
Commercial papers	—	8,995	7,000
Current portion of long-term bank loans	441	437	418
Amounts due to related parties	48	50	—
Current portion of obligations under finance lease included in other obligations	234	—	—
Current portion of lease liabilities	—	10,790	11,503
Current portion of corporate bonds	16,994	—	1,000
Long-term debt	7,220	31,442	24,979
Promissory notes	—	998	998
Corporate bonds	999	2,998	1,999
Lease liabilities	—	21,535	16,458
Amounts due to related parties	3,042	3,042	3,042
Non-current portion of long-term bank loans	3,173	2,869	2,482
Non-current portion of obligations under finance lease included in other obligations	6	—	—
Total equity	314,286	320,755	327,520
Equity attributable to equity shareholders of the Company	313,922	320,047	326,587
Non-controlling interests	364	708	933
Debt-to-capitalization ratio(1)	11.3%	15.2%	12.2%
Debt-to-equity ratio(2)	12.7%	17.9%	13.9%

(1)	Debt-to-capitalization ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(long-term interest-bearing debt + short-term interest-bearing debt + total equity).
(2)	Debt-to-equity ratio = (long-term interest-bearing debt + short-term interest-bearing debt)/(total equity).

Our debt-to-capitalization ratio was 12.2% at the end of 2020, compared to 15.2% at the end of 2019 and 11.3% at the end of 2018. Our debt-to-equity ratio was 13.9% at the end of 2020, compared to 17.9% at the end of 2019 and 12.7% at the end of 2018. The sum of our long-term and short-term interest-bearing debt exceeds the amount of our cash and cash equivalents and short-term bank deposits and restricted deposits by RMB10.6 billion as of December 31, 2020, compared to RMB18.6 billion as of December 31, 2019 and RMB6.2 billion as of December 31, 2018. The increase in our debt-to-capitalization ratio and debt-to-equity ratio from 2018 to 2019 was mainly due to the newly recognized lease liabilities as a result of adoption of IFRS 16 since January 1, 2020, partially offset by our repayment of certain debts such as short-term loans. The decrease in our debt-to-capitalization ratio and debt-to-equity ratio from 2019 to 2020 were mainly due to our repayment of certain bank loans.

Our outstanding short-term and long-term bank loans, denominated in RMB, U.S. dollar and Euro, was RMB3.6 billion at the end of 2020, compared to RMB8.9 billion at the end of 2019 and RMB18.7 billion at the end of 2018. The decrease from 2018 to 2020 was mainly due to our repayment of certain bank loans with the increase in our cash flow brought about by the mix-ownership reform and improvements in operating results. As of December 31, 2020, no short-term bank loans or long-term bank loans were guaranteed by Unicom Group.

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

On October 25, 2019, CUCL completed the issue of first tranche super short-term commercial papers for the year of 2019 in an amount of RMB5 billion, with a maturity period of 270 days and at an interest rate of 2.24% per annum. The first tranche of super short-term commercial papers was fully repaid in July 2020.

On November 15, 2019, CUCL completed the issue of second tranche super short-term commercial papers for the year of 2019 in an amount of RMB4 billion, with a maturity period of 270 days and at an interest rate of 2.2% per annum. The second tranche of super short-term commercial papers was fully repaid in August 2020.

On November 18, 2019, CUCL completed the issue of first tranche of promissory note for the year of 2019 in an amount of RMB1 billion, with a maturity period of three years and at an interest rate of 3.39% per annum.

On July 15, 2020, CUCL completed the issue of first tranche super short-term commercial papers for the year of 2020 in an amount of RMB2 billion, with a maturity period of 180 days and at an interest rate of 1.89% per annum. The first tranche of super short-term commercial papers was fully repaid in January 2021.

On July 15, 2020, CUCL completed the issue of second tranche super short-term commercial papers for the year of 2020 in an amount of RMB3 billion, with a maturity period of 180 days and at an interest rate of 1.89% per annum. The second tranche of super short-term commercial papers was fully repaid in January 2021.

On August 6, 2020, CUCL completed the issue of third tranche super short-term commercial papers for the year of 2020 in an amount of RMB1 billion, with a maturity period of 90 days and at an interest rate of 1.57% per annum. The third tranche of super short-term commercial papers was fully repaid in November 2020.

On November 5, 2020, CUCL completed the issue of fourth tranche super short-term commercial papers for the year of 2020 in an amount of RMB2 billion, with a maturity period of 90 days and at an interest rate of 2.17% per annum. The fourth tranche of super short-term commercial papers was fully repaid in February 2021.

Contractual Obligations and Commercial Commitments

The following table sets forth the amounts of our outstanding contractual cash obligations as of December 31, 2020.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years
	(RMB in millions)
Long-term bank loans(1)*	3,484	428	911	773	1,372
Promissory notes(2)*	1,064	34	1,030	—	—
Corporate bonds(3)*	3,122	1,088	2,034	—	—
Lease liabilities(4)	29,810	11,757	13,673	2,882	1,498
Other obligations(5)*	2,629	2,529	23	19	58
Capital commitments	73,883	63,092	8,231	1,829	731

Total obligations	113,992	78,928	25,902	5,503	3,659

*	Interest included
(1)	See Note 33 “Long-Term Bank Loans” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(2)	See Note 34 “Promissory notes” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(3)	See Note 35 “Corporate Bonds” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(4)	See Note 36 “Lease liabilities” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(5)	See Note 38 “Other obligation” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Research and Development, Patents and Licenses, etc.

Please refer to the discussion in section headed “B. Business Overview—Research and Development” under Item 4.

Trend Information

Please refer to the discussion in sections headed “— Overview” and “— Operating Results” under this Item 5.

Off-Balance-Sheet Arrangements

As of December 31, 2020, we did not have any other off-balance-sheet arrangement.

Capital Expenditures

The following table sets forth our historical capital expenditure requirements for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage	(RMB in billions)	As a Percentage
Mobile network	18.73	41.7%	29.65	52.5%	38.17	56.4%
Broadband and data	9.16	20.4%	8.43	14.9%	10.15	15.0%
Infrastructure and transmission network	10.32	23.0%	11.42	20.2%	11.04	16.3%
Others (1)	6.66	14.9%	6.92	12.3%	8.29	12.3%

Total	44.87	100.0%	56.42	100.0%	67.65	100.0%

(1)	Other expenditures consist of innovation and value-added platform, IT system, fixed-line services and procurement of miscellaneous assets, equipment and spare parts.

Our capital expenditure totaled RMB67.65 billion in 2020, which mainly consisted of investment in mobile network, broadband and data, infrastructure and transmission network and others. In 2020, capital expenditure attributable to mobile network was RMB38.17 billion; capital expenditure attributable to broadband and data was RMB10.15 billion; and capital expenditure attributable to infrastructure and transmission network was RMB11.04 billion.

We expect our capital expenditure in 2021 to be approximately RMB70 billion. We expect our capital expenditure in 2021 to include primarily investments in constructing and developing 5G network to further develop our industry ecosystem, extending the depth and width of our 4G network, supporting the development of our innovative services, fixed-line broadband services and transmission and other supporting networks. We expect to fund our capital expenditure needs through a combination of cash generated from operating activities, granted and unused banking facilities and other available financing sources and the proceeds from the Subscription. See “D. Risk Factors — Risks Relating to Our Business — If we are unable to fund our capital expenditure and debt service requirements, our financial condition, results of operations and growth prospects will be materially and adversely affected” under Item 3.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position
Wang Xiaochu	62	Chairman of the Board of Directors, Executive Director and Chief Executive Officer
Chen Zhongyue	49	Executive Director and President
Li Fushen	58	Executive Director
Mai Yanzhou	52	Senior Vice President
Liang Baojun	51	Senior Vice President
Zhu Kebing	46	Executive Director and Chief Financial Officer
Fan Yunjun	48	Executive Director and Senior Vice President
He Biao	49	Senior Vice President
Cheung Wing Lam Linus	72	Independent Non-Executive Director
Wong Wai Ming	63	Independent Non-Executive Director
Chung Shui Ming Timpson	69	Independent Non-Executive Director
Law Fan Chiu Fun Fanny	68	Independent Non-Executive Director

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

Mr. Chen Zhongyue was appointed in February 2021 as an Executive Director and President of the Company. Mr. Chen, a senior engineer, graduated from Shanghai Posts and Telecommunications College in 1990 and received a master degree in economics from Zhejiang University in 1998. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of China Telecom, General Manager of China Telecom Shanxi branch, Vice President of China Telecommunications Corporation, Executive Director and Executive Vice President of China Telecom Corporation Limited. Mr. Chen also serves as a Director and General Manager of Unicom Group, a Director and President of A Share Company as well as a Director and President of CUCL. Mr. Chen has extensive experience in management and the telecommunications industry.

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

Mr. Mai Yanzhou was appointed in February 2018 as a Senior Vice President of the Company. Mr. Mai, a professor level senior engineer, graduated from Zhengzhou University in 1991 and received a master’s degree in Electronics and Information Engineering from Beijing University of Posts and Telecommunications in 2002. Mr. Mai served as Deputy General Manager of Guangdong Branch of China Network Communications Group Corporation, Deputy General Manager of Guangdong Branch, General Manager of Fujian Branch, as well as General Manager of Liaoning Branch of China Unicom. Mr. Mai served as a Delegate to the 12th National People’s Congress. Mr. Mai also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of China Tower Corporation Limited (listed on the Hong Kong Stock Exchange), a Non-Executive Director of China Communications Services Corporation Limited (listed on the Hong Kong Stock Exchange), Vice General Manager of Unicom Group, Senior Vice President of A Share Company as well as Director and Senior Vice President of CUCL. Mr. Mai has extensive experience in management and telecommunications industry.

Mr. Liang Baojun was appointed in February 2018 as a Senior Vice President of the Company. Mr. Liang, a professor level senior engineer, graduated from Changchun Institute of Posts and Telecommunications in 1991, received a master’s degree in Engineering from Beijing University of Posts and Telecommunications in 1998 and an executive master’s degree of Business Administration from Tsinghua University in 2006. Mr. Liang served as Deputy General Manager of Beijing Branch of China Telecom Corporation Limited, as well as General Manager of Henan Branch of China Telecommunications Corporation, General Manager of Corporate Informatization Department, General Manager of Government and Enterprise Customers Department of China Telecommunications Corporation. Mr. Liang also serves as Vice General Manager of Unicom Group, Senior Vice President of A Share Company, Director and Senior Vice President of CUCL as well as Director of certain subsidiary of our Company. Mr. Liang has extensive experience in management and telecommunications industry.

Mr. Zhu Kebing was appointed in August 2018 as Executive Director and Chief Financial Officer of the Company. Mr. Zhu is a Senior Accountant, graduated from Northeastern University in 1997 and received a Professional Accountancy master’s degree from Chinese University of Hong Kong in 2011. Mr. Zhu previously worked as Deputy Head of the Financial Department, General Manager, Budgeting Controller and Asset Management Controller of the Operation and Financial Department of Baosteel Group Co., Ltd., the Chief Financial Officer, Board Secretary and Supervisor of Baoshan Iron and Steel Co., Ltd., a General Manager of the Industry Finance Development Center of China Baowu Steel Group Corporation Limited, a Director of Shanghai Baosight Software Co., Ltd., General Manager of Hwabao Investment Co., Ltd., a Non-Executive director of China Pacific Insurance (Group) Co., Ltd., Director of Sailing Capital International Investment Fund (Shanghai), Director of Sailing Capital Management Co., Ltd., Director of Siyuanhe Equity Investment Management Co., Ltd. and the Vice President of PE Association of Shanghai etc. Meanwhile, he also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust), Chief Accountant of Unicom Group, the Chief Financial Officer and Board Secretary of A Share Company, the Director and the Chief Financial Officer of CUCL, as well as the Directors of certain subsidiaries of the Company. Mr. Zhu has extensive experience in board secretary, corporate finance and investment management.

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

Mr. He Biao was appointed in June 2020 as a Senior Vice President of the Company. Mr. He graduated from Xiangtan University in 1993 and received a doctorate degree of Business Administration in 2016. Mr. He served as Deputy General Manager and General Manager of Guangdong Branch of China Unicom as well as Chairman of China Unicom (Guangdong) Industrial Internet Co., Ltd. Mr. He also serves as a Vice General Manager of Unicom Group, a Senior Vice President of A Share Company as well as a Director and Senior Vice President of CUCL. Mr. He has extensive experience in management and telecommunications industry.

Mr. Cheung Wing Lam Linus was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is an Independent Non-Executive Director of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung was a member of the University of Hong Kong Council, Chairman of the Council of Centennial College, a member of the Board of Governors of Centennial College, Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited and Sotheby’s, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Hong Kong Telecom Limited, Mr. Cheung was the Chief Executive of Hong Kong Telecom Limited and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung worked at Cathay Pacific Airways for 23 years, leaving as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

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

Mr. Chung Shui Ming Timpson was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 13th Chinese People’s Political Consultative Conference. He is also the Pro-Chancellor of the City University of Hong Kong. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel and Investment Company, Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, China Railway Group Limited, Orient Overseas (International) Limited and Postal Savings Bank of China Co., Limited (all listed on the Hong Kong Stock Exchange). From October 2004 to October 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom Group Corporation (Hong Kong) Limited. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Advisory Committee on Arts Development, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Henderson Land Development Company Limited, Nine Dragons Paper (Holdings) Limited, China Construction Bank Corporation and Jinmao Hotel and Jinmao (China) Hotel Investments and Management Limited, an Independent Director of China Everbright Bank Company Limited and China State Construction Eng. Corp. Ltd. and an Outside Director of China Mobile Communications Corporation. Mr. Chung received a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Mrs. Law Fan Chiu Fun Fanny was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region (“HKSAR”), a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited, Nameson Holdings Limited, Minmetals Land Limited and China Taiping Insurance Holdings Company Limited (all listed on the Hong Kong Stock Exchange), as well as External Director of China Resources (Holdings) Co., Limited. Mrs. Law served as a Deputy of HKSAR to the National People’s Congress of the People’s Republic of China and Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation and an Independent Non-Executive Director of DTXS Silk Road Investment Holdings Company Limited. Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honors degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She obtained a Master degree in Education from the Chinese University of Hong Kong and she is a Fellow of The Hong Kong Institute of Directors.

B.	Compensation

The aggregate compensation and other benefits paid by us to our directors as a group in 2020 was approximately RMB6,219,000, which included the retirement benefits in the amount of approximately RMB552,000. Each of our executive directors participated in a bonus scheme with us that ties the amount of bonus he or she will receive at the end of a year to our operating results of the year and his or her job performance. As of the date of this annual report, none of our directors hold any outstanding options to purchase shares in our company. See “E. Share Ownership” below for detailed descriptions of our share option scheme.

Name	Compensation for 2020
	(RMB in thousands)
Directors
Wang Xiaochu	1,050
Li Guohua	509	(1)
Li Fushen	958
Shao Guanglu	44	(2)
Zhu Kebing	942
Fan Yunjun	894	(3)
Cesareo Alierta Izuel	107	(4)
Cheung Wing Lam Linus	427
Wong Wai Ming	435
Chung Shui Ming Timpson	444
Law Fan Chiu Fun Fanny	409

Total	6,219

(1)	Mr. Li Guohua resigned as executive director on March 11, 2020.

(2)	Mr. Shao Guanglu resigned as executive director on January 16, 2020.

(3)	Mr. Fan Yunjun appointed as executive director on February 17, 2020.

(4)	Mr. Cesareo Alierta Izuel retired as non-executive director on May 25, 2020.

C.	Board Practices

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

The following table sets forth certain information concerning our current directors.

Name	Appointment Date	Re-appointment Date	Resignation or Retirement Date
Wang Xiaochu	September 1, 2015	May 12, 2016 and May 10, 2019	—

Chen Zhongyue	February 19, 2021	—	—

Li Fushen	March 30, 2011	May 24, 2011, May 21, 2013, May 12, 2016, May 11, 2018 and May 25, 2020	—

Zhu Kebing	August 17, 2018	May 10, 2019	—

Fan Yunjun	February 17, 2020	May 25, 2020	—

Cheung Wing Lam Linus	May 12, 2004	May 12, 2006, May 16, 2008, May 12, 2010, May 29, 2012, April 16, 2014, May 10, 2017 and May 10, 2019	—

Wong Wai Ming	January 19, 2006	May 12, 2006, May 26, 2009, May 24, 2011 April 16, 2014, May 10, 2017 and May 10, 2019	—

Chung Shui Ming Timpson	October 15, 2008	May 26, 2009, May 29, 2012, May 8, 2015 and May 11, 2018	—

Law Fan Chiu Fun Fanny	November 21, 2012	May 21, 2013, May 12, 2016, May 11, 2018 and May 25, 2020	—

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

As of April 14, 2021, the members of the audit committee were Mr. Wong Wai Ming (Chairman of the audit committee), Mr. Cheung Wing Lam Linus, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive directors of our company.

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

As of April 14, 2021, the members of the remuneration committee were Mr. Cheung Wing Lam Linus (Chairman of the remuneration committee), Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson, all being independent non-executive directors of our company.

Nomination Committee

The nomination committee meets regularly to consider the nomination of our directors and senior management personnel. The primary duties of the nomination committee are to (i) review the structure, size and composition (including skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement our corporate strategy; (ii) identify individuals suitably qualified to become Board members and select or make recommendations to the Board; (iii) formulate, review and implement the policy of diversity of Board members as appropriate; (iv) give due regards to the benefits of diversity on the Board against the criteria set out in the policy of diversity of Board members when performing its duties; (v) assess the independence of independent non-executive directors; (vi) make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors; and (vii) provide advice to the Board on candidates nominated by our Chief Executive Officer and on changes to our senior management personnel. As of April 14, 2021, the members of the nomination committee were Mr. Chung Shui Ming Timpson (Chairman of the nomination committee), Mr. Wang Xiaochu, and Mrs. Law Fan Chiu Fun Fanny. Except for Mr. Wang Xiaochu, who is our Chairman and Chief Executive Officer, the other members of the nomination committee are independent non-executive directors of our company.

D.	Employees

As of December 31, 2018, 2019 and 2020, we had a total number of 260,964, 256,385 and 254,702 employees, respectively. The employees as of December 31, 2020 are classified by function as follows:

By Function	Number of Employees
Employees	242,121
Management	17,121
Marketing	124,987
Technology	70,997
Support	29,016
Temporary employees	12,581

Total	254,702

E.	Share Ownership

As of April 14, 2021, our directors who own shares in our company are listed as follows:

Name	Capacity and Nature	Ordinary Shares Held	Percentage of Total Issued Shares
Chung Shui Ming Timpson	Beneficial Owner (Personal)	6,000	—	(1)

(1)	Less than 0.01%

Apart from those disclosed herein, as of April 14, 2021, our other directors as a group do not own any shares in our company and none of our directors had any interests under any share option scheme of us.

Stock Incentive Scheme

We adopted a share option scheme on April 16, 2014. The scheme provides for the grant of options to our employees, including executive directors and non-executive directors. Any grant of options to a “connected person” (as defined in the HKSE Listing Rules) of Unicom requires approval by our independent non-executive directors, excluding any independent non-executive director who is the grantee of the option. The option period commences on any date after the date on which an option is offered, but may not exceed 10 years from the offer date, after which period no further option may be granted under the share option scheme, but the provisions of the share option scheme will remain in full force and effect to the extent necessary to give effect to the exercise of the options granted prior to the expiry or otherwise as may be required in accordance with the provisions of the share option scheme. The subscription price of a share in respect of any particular option granted under this share option scheme will be determined by our board of directors in its discretion at the grant date, which shall be no less than the higher of: (i) the closing price of the shares on the HKSE on the grant date of such option; and (ii) the average closing price of the shares on the HKSE for the five trading days immediately preceding the grant date. As of April 14, 2021, no options had been granted or agreed to be granted by us under the share option scheme.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 14, 2021, our ultimate controlling shareholder, Unicom Group, through its 17.9% direct interest in Unicom BVI, 36.8% direct interest in the A Share Company (which in turn holds 82.1% of Unicom BVI) and 100% direct interest in Unicom Group BVI, indirectly controlled approximately 24.5 billion shares of Unicom, or 79.9% of our total outstanding shares. See “A. History and Development of the Company” under Item 4. Unicom Group is controlled by the SASAC. Shares controlled by Unicom Group do not carry voting rights different from our other issued shares.

As of April 14, 2021, most of our shareholders of record were located outside of the United States. In addition, as of April 14, 2021, there were approximately 4,997,739 ADSs outstanding, each representing 10 shares and together representing 0.2% of our total outstanding shares or 0.8% of our total outstanding shares not controlled by our controlling shareholder.

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

As of December 31, 2020, amounts due to Unicom Group and its subsidiaries included a balance of deposits received by the Finance Company from Unicom Group and its subsidiaries of RMB5,112 million with interest rates ranging from 0.42% to 2.75% per annum for saving and fixed deposits of different terms. As of December 31, 2020, amounts due to an associate included a balance of deposits received by the Finance Company from Smart Steps of RMB58 million with interest rates ranging from 0.42% to 2.03% per annum for saving and fixed deposits of different terms. As of December 31, 2020, amount due from Unicom Group and its subsidiaries included a loan from the Finance Company to Unicom Group of RMB10.5 billion with floating interest rate at Loan Prime Rate published by China’s National Interbank Funding Center. The Finance Company paid RMB74 million interest expense on such deposits to Unicom Group and its subsidiaries in 2020.

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

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL will be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group will determine and agree which party is to provide maintenance service for the telecommunications facilities referred to in paragraph (ii) above. Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in paragraph (ii) above, CUCL will pay to Unicom Group the relevant maintenance service charges which will be determined with reference to market rates, or where there are no market rates, be agreed between the parties and determined on a cost-plus basis. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered with or carried out by independent third parties or relevant industry profit margins in the corresponding period of reference. The net rental charges and service charges due to Unicom Group for the provision of the above telecommunications resources leasing will be settled between CUCL and Unicom Group on a quarterly basis. In 2020, the total charges paid by CUCL to Unicom Group amounted to approximately RMB283 million.

Property Leasing

CUCL and Unicom Group agree to lease to each other properties and ancillary facilities owned by CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges for the leasing of each other’s properties and ancillary facilities are based on market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered with or carried out by independent third parties in the corresponding period of reference. The rental charges are payable quarterly in arrears. In 2020, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB999 million and the rental charges paid by Unicom Group to CUCL was negligible.

Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL will settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue will be settled on a monthly basis. In 2020, the total revenue allocated to Unicom Group in relation to value-added services amounted to approximately RMB188 million.

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

The charges for the provision of materials operated by Unicom Group, and the pricing and/or charging standard of various materials procurement services, and storage and logistics services commission relevant to the direct material procurement are based on the market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services is provided by independent third parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or “reasonable profit margin”, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference. The service charges due to Unicom Group will be settled on a monthly basis. In 2020, the total charges paid by CUCL to Unicom Group amounted to approximately RMB47 million.

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

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2020, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,034 million.

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

The charges payable for the provision of ancillary telecommunications services are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rates, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by independent third parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or “reasonable profit margin”, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2020, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,735 million.

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

The service charges are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. market rates refer to the rates at which the same or similar type of assets or services are provided by independent third parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company will take into account the rates of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. In 2020, the total service charges paid by CUCL to Unicom Group amounted to approximately RMB979 million and the total service charges paid by Unicom Group to CUCL was RMB229 million.

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

Unicom Group and CUCL will share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group, and the shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis. In 2020, the total service charges paid by CUCL to Unicom Group amounted to approximately RMB77 million and the total service charges paid by Unicom Group to CUCL was negligible.

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

The service charges will be settled between CUCL or its subsidiaries and Unicom Group as and when the relevant services are provided. In 2020, the total interest expenses paid by CUCL or its subsidiaries to Unicom Group amounted to approximately RMB74 million, and the total interest income from lending services paid by Unicom Group to CUCL or its subsidiaries amounted to approximately RMB387 million.

Arrangement Relating to Telecommunications Towers, Related Assets and Other Services

At the time the transfer of telecommunications towers and related assets was completed, or the Completion Date, CUCL and the Tower Company were in the process of finalizing the terms of lease arrangements. However, to ensure that there would be no interruptions in our operations, we are entitled to continue the use of the telecommunications towers and related assets transferred by us to the Tower Company during the period from the day following the Completion Date until the lease arrangements are finalized. After the lease arrangements are finalized and agreed by us and the Tower Company, we shall pay the leasing fees and relevant service charges incurred during such period to the Tower Company. In addition, we also subsequently leased certain other telecommunications towers and related assets from the Tower Company that were previously owned by China Mobile or China Telecom, or those newly constructed by the Tower Company.

On July 8, 2016, we, through CUCL, and the Tower Company entered into the Pricing Agreement to finalize the lease arrangements relating to the telecommunications towers and related assets. The Pricing Agreement stipulated specific terms on, among other things, the categories of assets for leasing, pricing basis for the lease fees and service charges, and relevant service period. Based on the actual demand of our operations, we, through the subsidiaries of CUCL, subsequently entered into provincial service agreements and detailed lease confirmation forms and/or orders for specified telecommunications towers with the Tower Company or their subsidiaries. On January 31, 2018, pursuant to the Pricing Agreement and after arm-length negotiations and discussions, we, through our wholly owned subsidiary, CUCL, and the Tower Company entered into the Supplementary Agreement, which mainly included amendments to the pricing of tower products as stated in the Annex 1 Product Catalogue and Pricing of the Pricing Agreement. Such amendments shall be effective from January 1, 2018 and acknowledged by the respective provincial companies or municipal companies of the parties by entering a confirmation letter of the telecommunications towers to be leased. The term of the Supplementary Agreement shall be five years, effective from January 1, 2018 and expiring on December 31, 2022. Prior to expiry of the agreement, CUCL and the Tower Company shall negotiate with each other for the pricing thereafter. We are of the view that the signing of the supplementary agreement with the Tower Company will be beneficial for us to lower the tower usage fee in the future. According to these Agreements, we recognized operating lease and other service charges in an amount of RMB19,023 million for the year ended December 31, 2020. In 2020, we also provided certain engineering design and construction services to the Tower Company under the Pricing Agreement and the total service fees were RMB295 million.

We started to apply IFRS 16 since January 1, 2019. In accordance with IFRS 16, we recognized a lease liability and right-of-use asset due to the minimum amount of lease payments payable by the us under these Agreements. Such lease liability and right-of-use asset amounted to RMB17,837 million and RMB17,005 million, respectively, as of December 31, 2020. In connection with the lease payments payable by the us under these Agreements, we also recorded a depreciation of right-of-use asset of RMB7,088 million, interest expense of RMB757 million, and variable lease payments and other related service charges of RMB11,246 million for the year ended December 31, 2020.

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

Acquisition of 51% Equity Interest in Faw Communication Science and Technology from Unicom Group

On 6 November 2020, CUCL and Unicom Group entered into an equity acquisition agreement (the “FAW Communication Science and Technology Acquisition Agreement”) for the acquisition of 51% equity interest in Communication Science and Technology Co., Ltd. of Changchun FAW (“FAW Communication Science and Technology from Unicom Group”) for a purchase price of RMB131,227,590 (the “Purchase Price”). FAW Communication Science and Technology is an enterprise incorporated on 27 September 2002 under the laws of the PRC. The main business scope of FAW Communication Science and Technology includes software development, information technology services, system integration, Internet access, Internet content services, broadband networks and value-added services.

The Purchase Price was determined after arm’s length negotiations between CUCL and Unicom Group, on normal commercial terms, and with reference to various factors including, but not limited to, the financial and operating performance, and development prospect of FAW Communication Science and Technology, the appraised value of total shareholders’ equity of FAW Communication Science and Technology as of December 31, 2019 of approximately RMB260 million as set out in the valuation report prepared by an independent appraisal company, and the reasons and benefits as described below. As advised by Unicom Group, the 51% equity interest in FAW Communication Science and Technology held by it was transferred to it from China FAW Group Co., Ltd., a state-owned enterprise, at nil consideration pursuant to the Interim Measures for the Administration of Gratuitous Transfer of State-owned Property Rights of Enterprises (《企业国有产权无偿划转管理暂行办法》) and other relevant laws and regulations.

The acquisition of the 51% equity interest in FAW Communication Science and Technology is expected to strengthen the cooperation between the Company and China FAW Group Co., Ltd., which held the remaining 49% equity interest in FAW Communication Science and Technology as of the date of the FAW Communication Science and Technology Acquisition Agreement, creating strong alliance so as to complement each other’s advantages, and leverage synergistic benefits, which in turn could help promote the development and improve competitiveness and operation efficiency of FAW Communication Science and Technology, thus further driving the growth of revenue and profit of the Company in future.

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

In March and April 2019, CUCL borrowed an unsecured entrusted loan from Smart Steps in the principal amount of RMB50.0 million, with a term of one year at an interest rate of 3.915% per annum. CUCL repaid RMB10 million in February 2020 and RMB40 million in April 2020.

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

Legal Proceedings

On January 6, 2021, the New York Stock Exchange, following reversal of a similar decision announced on December 31, 2020, announced that it had determined to commence delisting proceedings of our ADSs to comply with Executive Order 13959 signed by the then President of the United States. On January 20, 2021, we filed a written request with the New York Stock Exchange for a review of its determination. See “Item 3. Key Information – D. Risk Factors – Risks Relating to Our Business – Transactions in and possession of our ordinary shares and ADSs by U.S. persons beyond specified dates are prohibited, and the continued listing of our ADSs are subject to significant uncertainty.”

Other than the above, we are not involved in any material litigation, arbitration or administrative proceedings. We are not aware of any pending or threatened litigation, arbitration or administrative proceedings expected to have a material effect on our financial condition and results of operations.

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

Taking into consideration, our profitability, debt and cash flow level and capital requirements for its future development, etc., our board of directors recommended the payment of a final dividend of RMB0.164 per share for the year ended December 31, 2020. Going forward, we will continue to strive for enhancing profitability and shareholders’ return.

Item 9.	The Offer and Listing

Our ADSs, each representing 10 ordinary shares, are listed and traded on the NYSE under the symbol “CHU.” Our ordinary shares are listed and traded on the HKSE under the stock code “762.” The NYSE and the HKSE are the principal markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

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

Miscellaneous

Shareholders are not entitled to any redemption rights, conversion rights or pre-emptive rights on the transfer of ordinary shares.

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

Accordingly, we will withhold the 10% EIT when we distribute our final dividend for the fiscal year ended December 31, 2020 in respect of the non-resident enterprise shareholders for PRC tax purposes whose names appear on our register of members as of the record date for such dividends, and who are not individuals, unless such non-individual shareholders are able to provide documents from the relevant PRC tax authorities confirming that we are not required to withhold the 10% EIT in respect of the dividends that such shareholders are entitled to, on the basis that dividend income between two PRC resident enterprises is exempted from enterprise income tax, subject to certain conditions, under the EIT Law. In addition, certain investors hold our shares or ADSs through custodians, nominees, corporate trustees or other intermediaries and the names of these investors do not appear on our register of members. Payments of dividends to such investors are also subject to the 10% EIT withholding. These investors should enquire about the relevant procedures with the relevant custodians, nominees, trustees or other intermediaries if they wish to change the identities of the shareholders on our register of members.

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

Dividends that we pay with respect to the ADSs will be qualified dividend income provided that, in the year that you receive the dividend, either (i) the ADSs are readily tradable on the NYSE or another established securities market in the United States or (ii) we are eligible for the benefits of the U.S.-PRC Treaty. As discussed above in “Key Information — Risk Factors — Risks Relating to Our Business — Transactions in and possession of our ordinary shares and ADSs by U.S. persons beyond specified dates are prohibited, and the continued listing of our ADSs are subject to significant uncertainty,” our ADSs cannot currently be traded on the NYSE. As a result, as long as that is the case, dividends paid with respect to ADSs will only be qualified dividend income if we are eligible for the benefits of the U.S.-PRC Treaty. We are uncertain as to whether we are eligible for the benefits of the U.S.-PRC Treaty. It is therefore uncertain whether dividends that we pay with respect to ADSs or our ordinary shares will be treated as qualified dividend income that is taxable at preferential rates.

Dividends that we pay will be taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Hong Kong Dollar payments made, determined at the spot Hong Kong/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period (if any) from the date you, or the Depositary on your behalf, includes the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

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

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the shares or ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs that preceded the taxable year in which you receive the distribution).

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

Interest Rate Risk

The People’s Bank of China has the sole authority in China to establish the official interest rates for Renminbi-denominated loans. Financial institutions in China set their effective interest rates within the range established by the People’s Bank of China. Interest rates and payment methods in China on loans denominated in foreign currencies are set by the financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors. The fair value of our borrowings is approximately the same as the carrying value. These bank loans, mostly denominated in Renminbi, are mainly borrowed from domestic banks at interest rates that vary in accordance with the standard guidance interest rates announced by relevant PRC Government authorities.

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

The following table provides information, by maturity date, regarding our interest rate-sensitive financial instruments, including short-term and long-term debt obligations, as well as the expected maturity profile of such instruments as of December 31, 2020.

	Expected Maturity							As of December 31, 2020
	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
Fixed rate	1,131	424	3,427	361	276	841	6,460	6,527
Average rate(1)	1.60%	1.13%	3.92%	1.13%	1.13%	1.13%	1.68%	—

U.S. dollar-denominated loans
Fixed rate	22	19	17	15	15	116	204	179
Average rate	0.09%	0.05%	0.02%	0.00%	0.00%	0.00%	0.03%	—

Euro-denominated loans
Fixed rate	5	1	1	1	1	9	18	19
Average rate	1.50%	1.23%	1.24%	1.24%	1.24%	1.15%	1.27%	—

RMB-denominated commercial papers
Fixed rate	7,000	—	—	—	—	—	7,000	7,050
Average rate	2.08%	—	—	—	—	—	2.08%	—

RMB-denominated corporate bonds
Fixed rate	1,000	1,999	—	—	—	—	2,999	3,073
Average rate	3.43%	3.67%	—	—	—	—	3.59%	—

RMB-denominated promissory notes
Fixed rate	—	998	—	—	—	—	998	1,005
Average rate	—	3.39%	—	—	—	—	3.39%	—

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2020.

For the year ended December 31, 2020, if there were 50 basis points increase/decrease in interest rates on the floating rate borrowings and short-term fixed rate borrowings while all other variables were held constant, the effect on profit after tax would have been approximately RMB48 million (2019: approximately RMB73 million; 2018: approximately RMB74 million).

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

The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term bank deposits and restricted deposits, short-term and long-term debt obligations and capital commitments as of December 31, 2020 and the expected maturity profile of these debt obligations and capital commitments.

	Expected Maturity							As of December 31, 2020
	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(RMB equivalent in millions)
Assets:
Cash and cash equivalents:
U.S. dollars	2,305	—	—	—	—	—	2,305	2,305
HK dollars	40	—	—	—	—	—	40	40
Euro dollars	241	—	—	—	—	—	241	241
SGD	7	—	—	—	—	—	7	7
AUD	1	—	—	—	—	—	1	1
Short-term bank deposits and restricted deposits
U.S. dollars	—	—	—	—	—	—	—	—
HK dollars	—	—	—	—	—	—	—	—
Liabilities:
U.S. dollar-denominated loans	22	19	17	15	15	116	204	179

Euro-denominated loans	5	1	1	1	1	9	18	19
Off-balance-sheet commitments:
Capital commitments authorized and contracted for in U.S. dollars	—	—	—	—	—	—	—	—

If the RMB had strengthened/weakened by 10% against the foreign currencies, relative to December 31, 2020, primarily with respect to U.S. dollars, Hong Kong dollars and Euro, while all other variables are held constant, the effect on profit after tax would be approximately RMB268 million (2019: approximately RMB170 million; 2018: approximately RMB131 million) for cash and cash equivalents, borrowings, accounts receivable and accounts payable denominated in foreign currencies.

Risk Relating to Financial Assets at Fair Value through Other Comprehensive Income

The investments we hold are classified in the consolidated statements of financial position as financial assets at fair value through other comprehensive income. These investments are subject to equity price risk, which results primarily from changes in the level or volatility of underlying equity prices. One of our significant investments is denominated in Euro and the fair value of such investment is also subject to risks associated with fluctuations of foreign exchange rate between Euro and Renminbi (our functional currency). If either (i) the share price of our invested equity securities (in Euro) had increased/decreased by 10% or (ii) the exchange rate between Euro and Renminbi had changed by 10%, in each case, relative to December 31, 2020, while the other variable is held constant, we would have recorded additional decrease in fair value of approximately RMB167 million in our investment revaluation reserve. As of April 14, 2021, the change in the foreign exchange rate between Euro and Renminbi and, to a lesser extent, the change of the underlying equity price denominated in Euro resulted in an appreciation of the fair value of our relevant investment by approximately 12.1% from December 31, 2020. If Euro-related uncertainty remains, we may be subject to further gain/loss in the fair value of our investments denominated in Euro and our financial condition may be materially and adversely affected.

Item 12.	Description of Securities Other than Equity Securities

The Bank of New York Mellon is the depositary of our ADS program. A holder of ADSs may have to pay certain fees of The Bank of New York Mellon, as depositary, and certain taxes, registration and transfer charges and fees and governmental charges and fees. The depositary collects fees for delivery and surrender of ADSs directly from holders depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to holders by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion thereof)	• Each issuance of an ADS, including as a result of a distribution of shares or rights or other property

• Each cancellation of an ADS, including if the deposit agreement terminates

• Each distribution of securities, other than shares or ADSs, treating the securities as if they were shares for purpose of calculating fees

• US$0.02 (or less) per ADS (or portion thereof)	• Any cash distribution (not including cash dividend distribution)

• Registration or transfer fees

•   Transfer and registration of shares on the share register of our transfer agent and the registrar in Hong Kong to or from the name of the depositary or its agent when the ADS holder deposits or withdraws shares

• Expenses of the depositary	• Conversion of Hong Kong dollars to U.S. dollars

• Cable, telex and facsimile transmission expenses

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

From January 1, 2020 to December 31, 2020, we received from The Bank of New York Mellon a total of US$111,589.61, net of withholding tax, as reimbursement for the expenses we incurred, including but not limited to, annual stock exchange listing fee, investor relations reimbursement, non-standard out-of-pocket maintenance costs for the ADSs program, charges incurred in connection with services provided for by third-party vendors, and charges and out-of-pocket expenses for the servicing of non-registered holders. The Bank of New York Mellon also waived certain costs of US$130,825.64 in connection with the administration of the ADR program, investor relationship programs (including investor relationship intelligence services) and other services provided to our registered holders. In addition, The Bank of New York Mellon has agreed to reimburse us annually for our expenses incurred in connection with administration and maintenance of the depositary receipt facility in the future. The amount of such reimbursements is subject to certain limits and conditions.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of December 31, 2020, the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

As of December 31, 2020, our management conducted an assessment of the effectiveness of our internal control over financial reporting, based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, our management has concluded that our Company’s internal control over financial reporting as of December 31, 2020 was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by our independent registered public accounting firm, as stated in its report.

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

KPMG Huazhen LLP, an independent registered public accounting firm, served as our principal accountant for the fiscal years ended December 31, 2018, 2019 and 2020. The following table sets forth the aggregate audit fees, audit-related fees, tax fees and other fees our principal accountant billed for audit services, audit-related services, tax services and other services for each of the fiscal years 2019 and 2020:

	For the Year Ended December 31,
	2019	2020
	(in RMB thousands)
Audit services	77,589	76,440
Audit-related services	400	681
Tax services	144	136

Total	78,133	77,257

Audit services in 2020 mainly included audit work in connection with the audit of the Company’s consolidated financial statements and internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-related services included other assurance and related services that can be reasonably provided by the independent auditor.

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

Our audit committee pre-approved all audit and non-audit services performed by our principal accountant for the years ended December 31, 2019 and 2020.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

On March 11, 2021, our board of directors approved to not re-appoint KPMG Huazhen LLP (“KPMG”) as our principal accountant, upon completion of their audits of the Company’s consolidated financial statements as of and for the year ended December 31, 2020 and the effectiveness of the internal control over financial reporting as of December 31, 2020, and the issuance of their report thereon. Our board of the directors, as recommended by the audit committee of the Company, resolved to propose to the shareholders of the Company at the annual general meeting of the Company to be held on May 13, 2021 to approve the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as our new principal accountant for U.S. financial reporting purpose, for the year ending December 31, 2021. The proposed change of our principal accountant is to comply with the relevant regulations issued by the MOF and the SASAC, which impose certain restrictions in respect of the number of years of audit services that an accounting firm may continuously provide to a State-owned enterprise and its subsidiaries (the “Auditor Rotation Requirements”). As we are an indirect subsidiary of Unicom Group, a State-owned enterprise under the supervision of the SASAC, we are required to comply with the Auditor Rotation Requirements.

The audit report of KPMG on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2020, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

KPMG’s report on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2020, contained a separate paragraph stating that “As discussed in Note 2.2 (d) to the consolidated financial statements, in 2019, the Group has adopted International Financial Reporting Standard 16 “Lease”.”.

During the fiscal years ended December 31, 2019 and 2020 and through April 21, 2021, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F). We have provided KPMG with a copy of the foregoing disclosure and have requested that KPMG furnish us with a letter addressed to the SEC stating whether or not KPMG agrees with such disclosure, and, if not, stating the respects in which it does not agree. A copy of the letter furnished by KPMG, dated April 21, 2021, is filed as Exhibit 15.1 to this annual report on Form 20-F.

During the fiscal years ended December 31, 2019 and 2020 and through April 21, 2021, neither we nor any person on our behalf consulted with Deloitte regarding either (i) the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered on our financial statements and no written report or oral advice was provided that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issues, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unicom, dated January 27, 2000(1)(P)

1.2	Amended Articles of Association of Unicom (as amended on September 16, 2008)(12)

1.3	Amended Articles of Association of Unicom (as amended on May 24, 2011)(14)

1.4	Amended Articles of Association of Unicom (as amended on May 8, 2015)(18)

2.1	Deposit Agreement, among Unicom, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(2)(P)

2.2	Form of specimen certificate for the shares(1)(P)

2.3	Description of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended*

4.1	Reorganization Agreement between Unicom Group and CUCL, dated April 21, 2000 (together with English translation)(1)(P)

4.2	Equity Transfer Agreement among Unicom Group, Unicom HK, Unicom BVI and Unicom, dated April 21, 2000(1)(P)

4.3	Trademark License Agreement between Unicom Group and CUCL, dated May 25, 2000 (together with English translation)(1)(P)

4.4	Transmission Line Lease and Services Agreement between Unicom Group, CUCL and Guoxin Paging, dated August 1, 2001 (together with English translation)(1)(P)

Exhibit Number	Description of Exhibit

4.5	Reorganization Agreement between Unicom Group and Unicom New Century, dated November 18, 2002. (English translation) (3)(P)

4.6	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New Century, dated November 20, 2002. (English translation) (3)

4.7	Reorganization Agreement between Unicom Group and Unicom New World, dated November 4, 2003. (English translation) (4)

4.8	Conditional Sale and Purchase Agreement between Unicom BVI and us in connection with the sale of Unicom New World, dated November 20, 2003. (English translation) (4)

4.9	Conditional Sales and Purchase Agreement between China Unicom (Hong Kong) Group Limited and our Company with respect to the acquisition of Unicom International, dated July 28, 2004(5)

4.10	Subscription Agreement between Unicom and SK Telecom, dated June 20, 2006(6)

4.11	CDMA Network Capacity Lease Agreement among Unicom New Horizon, the A Share Company and Unicom Group, dated October 26, 2006(7)

4.12	Transfer Agreement of the CDMA Network Capacity Lease Agreement between the A Share Company and CUCL, dated October 26, 2006. (English translation)(7)

4.13	Asset Transfer Agreement between CUCL and Unicom Group in connection with the acquisition of Unicom Guizhou, dated November 16, 2007. (English translation)(8)

4.14	Supplement Agreement among Unicom New Horizon, Unicom Group, CUCL and the A Share Company in connection with the acquisition of Unicom Guizhou and the 2006 CDMA Network Capacity Lease Agreement, dated November 16, 2007 (8)

4.15	CDMA Business Transfer Framework Agreement between us, CUCL and China Telecom dated as of June 2, 2008. (English translation)(8)

4.16	CDMA Business Disposal Agreement among Unicom, CUCL and China Telecom, dated July 27, 2008. (English summary)(12)

4.17	Business and Assets Transfer Agreement among Unicom Parent, Netcom Parent and the A Share Company, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.18	Transfer Agreement between the A Share Company and CUCL, relating to acquisitions of certain business and assets, including the fixed-line business in 21 provinces in southern China, dated December 16, 2008. (English translation)(9)

4.19	Network Lease Agreement between CUCL and Unicom New Horizon, relating to the lease of telecommunications networks in 21 provinces in southern China by CUCL from Unicom New Horizon, dated December 16, 2008. (English translation)(9)

4.20	Assets and Liabilities Transfer Agreement between CNC China and Netcom Group, dated June 23, 2004. (English translation)(10)

4.21	Asset Injection Agreement among Netcom Group, Unicom Group BVI, CNC China and China Netcom, dated June 29, 2004. (English translation)(10)

4.22	Letter of Undertakings by Netcom Group, dated September 5, 2004. (English translation)(10)

4.23	Restructuring Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

Exhibit Number	Description of Exhibit

4.24	Non-Competition Agreement among CNC China, Netcom Group and China Netcom, dated September 6, 2004. (English translation)(10)

4.25	Trademark Licensing Agreement among CNC China, Netcom Group and China Netcom, dated October 8, 2004. (English translation)(10)

4.26	Conditional Sale and Purchase Agreement among China Netcom, Unicom Group BVI and Netcom Group, relating to the acquisition of CNC New Horizon BVI, dated September 12, 2005(12)

4.27	Asset Transfer Agreement between China Netcom and Netcom Group, relating to the sale of China Netcom’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality, dated January 15, 2007(12)

4.28	Domestic Interconnection Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.29	International Long-distance Voice Services Settlement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.30	Engineering and Information Technology Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.31	Master Sharing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.32	Property Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.33	Materials Procurement Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.34	Ancillary Telecommunications Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.35	Support Services Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation) (12)

4.36	Telecommunications Facilities Leasing Agreement between CNC China and Netcom Group, dated November 6, 2007. (English translation)(12)

4.37	Information and Communications Technology Agreement between China Netcom System Integration and Netcom Group, dated November 6, 2007. (English translation)(12)

4.38	Equity Interest Transfer Agreement between China Netcom Group System Integration and China Netcom Group Beijing Communications Corporation, relating to the acquisition of Design Institute, dated December 5, 2007. (English translation)(11)

4.39	Framework Agreement for Interconnection Settlement between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.40	Framework Agreement for Engineering and Information Technology Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.41	Framework Agreement for Property Leasing Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.42	Framework Agreement for Ancillary Telecommunications Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

Exhibit Number	Description of Exhibit

4.43	Framework Agreement for Support Services between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.44	Framework Agreement for Telecommunications Facilities Leasing between CUCL and Netcom Group, dated August 12, 2008. (English translation)(12)

4.45	Comprehensive Services Agreement between Unicom Group and the A Share Company, dated August 12, 2008. (English translation)(12)

4.46	Transfer Agreement among the A Share Company, CUCL and CNC China, in connection with the Comprehensive Services Agreement, dated August 12, 2008. (English translation)(12)

4.47	Merger Agreement between CUCL and CNC China, relating to the merger between CUCL and CNC China, dated October 15, 2008. (English translation)(12)

4.48	Pre-Global Offering Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009 (12)

4.49	Share Option Scheme, adopted by ordinary resolution of the Company on June 1, 2000 and amended by ordinary resolutions of the Company on May 13, 2002, May 11, 2007 and May 26, 2009(12)

4.50	Special Purpose Share Option Scheme, adopted by ordinary resolution of the Company on September 16, 2008 and amended by ordinary resolutions of the Company on May 26, 2009(12)

4.51	Subscription Agreement between China Unicom (Hong Kong) Limited and Telefónica, dated September 6, 2009 (13)

4.52	Strategic Alliance Agreement between us and Telefónica, dated September 6, 2009(13)

4.53	Irrevocable Offer by SK Telecom, dated September 25, 2009(13)

4.54	Irrevocable voting undertaking from China Netcom Group Corporation (BVI) Limited in favor of SK Telecom, dated September 25, 2009(13)

4.55	Share Repurchase Agreement, dated November 3, 2009(13)

4.56	Amendment Agreement to Share Repurchase Agreement, dated November 3, 2009(13)

4.57	2011-2012 Network Lease Agreement between Unicom New Horizon and CUCL, dated October 29, 2010 (English translation)(14)

4.58	2010 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 29, 2010 (English translation)(14)

4.59	Agreement to Enhance the Strategic Alliance between China Unicom (Hong Kong) Limited and Telefónica, dated January 23, 2011(14)

4.60	Transfer Agreement between Unicom A Share Company and CUCL, dated November 21, 2012 (English translation)(15)

4.61	2013 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 24, 2013 (English translation)(16)

4.62	Share Option Scheme, adopted by ordinary resolution of the Company on April 16, 2014 (16)

4.63	The Promoters’ Agreement among China Mobile Communication Company Limited, CUCL and China Telecom Corporation Limited regarding the establishment of China Communications Facilities Services Corporation Limited (English translation)(17)

Exhibit Number	Description of Exhibit

4.64	The Transfer Agreement among CUCL, Unicom New Horizon, China Mobile Communication Company Limited and its related subsidiaries, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and the Tower Company (English translation)(18)

4.65	The Share Subscription Agreement between CUCL and the Tower Company, dated January 29, 2016 (English translation)(18)

4.66	The Capital Contribution Agreement between Unicom Group and CUCL, dated 6 December, 2013 (English translation)(18)

4.67	The amendment agreement to the 2013 comprehensive services agreement between Unicom Group and CUCL, dated August 21, 2015 (English translation)(18)

4.68	The Commercial Pricing Agreement between CUCL and the Tower Company, dated July 8, 2016 (English translation)(19)

4.69	2017-2019 Comprehensive Services Agreement between Unicom Group and CUCL, dated November 25, 2016 (English translation)(19)

4.70	The Share Subscription Agreement between the Company and Unicom BVI, dated August 22, 2017 (English translation) (20)

4.71	The Supplementary Agreement between CUCL and the Tower Company, dated January 31, 2018 (English translation) (21)

4.72	The Supplemental Agreement to the 2017-2019 Comprehensive Services Agreement between Unicom Group and CUCL, dated August 15, 2018 (English translation) (22)

4.73	2020-2022 Comprehensive Services Agreement between Unicom Group and CUCL, dated October 21, 2019 (English translation) (23)

4.74	The Framework Agreement regarding Cooperation on Building and Sharing of 5G Access Networks between CUCL and China Telecom Corporation Limited, dated September 9, 2019 (English translation) (23)

8.1	List of our significant subsidiaries*

11.1	Code of Ethics for Senior Officers(4)

11.2	Employee Code of Ethics (English translation)(6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)*

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b)*

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b)*

15.1	Letter from KPMG, dated April 21, 2021.*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

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

(21)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2017.
(22)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2018.
(23)	Incorporated by reference to our Annual Report on Form 20-F (File No. 1-15028) for the year ended December 31, 2019.
(P)	Paper filing.
*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 21, 2021

CHINA UNICOM (HONG KONG) LIMITED

By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

CHINA UNICOM (HONG KONG) LIMITED:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of China Unicom (Hong Kong) Limited and subsidiaries (the Group) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020 and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Adoption of New Standard

As discussed in Note 2.2 (d) to the consolidated financial statements, in 2019, the Group has adopted International Financial Reporting Standard 16 “Lease”.

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

Recognition of revenue

As disclosed in Note 2.25 and 6 to the consolidated financial statements, the Group’s revenue is primarily generated from the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products. For the year ended December 31, 2020, the Group has recognized revenue of RMB303,838 million.

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

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s revenue recognition process, including general IT controls and IT application controls over the capturing, rating and billing systems (“business systems”) and automated/manual controls over the aggregation of information from various IT systems to the accounting system. We involved IT professionals with specialized skills and knowledge, who assisted in testing:

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

Beijing, China

April 21, 2021

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in millions, except per share data)

		Year ended December 31
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$ (Unaudited)
		Note
Revenue	6	290,877	290,515	303,838	46,565

Interconnection charges		(12,579)	(11,513)	(10,574)	(1,620)
Depreciation and amortization	2	(75,777)	(83,080)	(83,017)	(12,723)
Network, operation and support expenses	2, 7	(55,077)	(43,236)	(46,286)	(7,094)
Employee benefit expenses	8	(48,143)	(50,516)	(55,740)	(8,542)
Costs of telecommunications products sold	9	(27,604)	(26,412)	(26,862)	(4,117)
Other operating expenses	2, 10	(62,561)	(64,480)	(70,237)	(10,764)
Finance costs	2, 11	(1,625)	(2,123)	(1,747)	(268)
Interest income		1,712	1,272	1,366	209
Share of net profit of associates		2,477	1,359	1,588	243
Share of net profit of joint ventures		598	646	787	121
Other income – net	12	783	1,735	2,911	446

Income before income tax		13,081	14,167	16,027	2,456
Income tax expenses	13	(2,824)	(2,795)	(3,450)	(528)

Net income for the year	2	10,257	11,372	12,577	1,928

Attributable to:
Equity shareholders of the Company		10,197	11,330	12,493	1,915

Non-controlling interests		60	42	84	13

Earnings per share for income attributable to equity shareholders of the Company during the year:
Basic earnings per share	14	0.33	0.37	0.41	0.06

Diluted earnings per share	14	0.33	0.37	0.41	0.06

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in millions)

	Year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ (Unaudited)
	Note
Net income for the year	10,257	11,372	12,577	1,928

Other comprehensive income
Items that will not be reclassified to statements of income:
Changes in fair value of financial assets measured at FVOCI (non-recycling)	(383)	(583)	(1,482)	(227)
Tax effect on changes in fair value of financial assets measured at FVOCI (non-recycling)	2	2	4	1

Changes in fair value of financial assets measured at FVOCI, net of tax (non-recycling)	(381)	(581)	(1,478)	(226)
Others	(4)	(1)	(5)	(1)

	(385)	(582)	(1,483)	(227)

Item that may be reclassified subsequently to statements of income:
Changes in fair value of financial assets measured at FVOCI, net of tax (recycling)	—	—	34	5
Currency translation differences	140	81	(257)	(40)

	140	81	(223)	(35)

Other comprehensive income for the year, net of tax	(245)	(501)	(1,706)	(262)

Total comprehensive income for the year	10,012	10,871	10,871	1,666

Total comprehensive income attributable to:
Equity shareholders of the Company	9,952	10,829	10,787	1,653

Non-controlling interests	60	42	84	13

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in millions)

		As of December 31
	Note	2019	2020	2020
		RMB	RMB	US$ (Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	15	367,401	364,187	55,814
Right-of-use assets	16	43,073	37,960	5,818
Goodwill	17	2,771	2,771	425
Interest in associates	19	36,445	38,802	5,947
Interest in joint ventures	20	4,771	5,656	867
Deferred income tax assets	13	1,226	745	114
Contract assets	21	595	103	16
Contract costs	22	4,923	3,672	563
Financial assets measured at fair value	23	3,891	3,493	535
Other assets	25	13,808	14,591	2,235

		478,904	471,980	72,334

Current assets
Inventories and consumables	26	2,359	1,951	299
Contract assets	21	1,308	823	126
Accounts receivable	27	17,233	16,287	2,496
Prepayments and other current assets	28	12,456	15,882	2,434
Amounts due from ultimate holding company	45	7,688	10,570	1,620
Amounts due from related parties	45	240	195	30
Amounts due from domestic carriers		3,448	3,665	562
Financial assets measured at fair value	23	202	24,189	3,707
Short-term bank deposits and restricted deposits	24	3,716	11,989	1,837
Cash and cash equivalents	29	34,945	23,085	3,538

		83,595	108,636	16,649

Total assets		562,499	580,616	88,983

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	30	254,056	254,056	38,936
Reserves	31	(18,803)	(18,821)	(2,884)
Retained profits
- Proposed final dividend	32	4,529	5,018	769
- Others		80,265	86,334	13,231

		320,047	326,587	50,052

Non-controlling interests		708	933	143

Total equity		320,755	327,520	50,195

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in millions)

		As of December 31
	Note	2019	2020	2020
		RMB	RMB	US$ (Unaudited)
LIABILITIES
Non-current liabilities
Long-term bank loans	33	2,869	2,482	380
Promissory notes	34	998	998	153
Corporate bonds	35	2,998	1,999	306
Lease liabilities	36	21,535	16,458	2,522
Deferred income tax liabilities	13	87	64	10
Deferred revenue	37	4,851	5,927	908
Amounts due to related parties	45	3,042	3,042	466
Other obligations	38	174	98	16

		36,554	31,068	4,761

Current liabilities
Short-term bank loans	39	5,564	740	113
Commercial papers	40	8,995	7,000	1,073
Current portion of long-term bank loans	33	437	418	64
Current portion of corporate bonds	35	—	1,000	153
Lease liabilities	36	10,790	11,503	1,763
Accounts payable and accrued liabilities	41	117,525	134,437	20,603
Bills payable		4,039	5,482	840
Taxes payable		1,534	2,805	430
Amounts due to ultimate holding company	45	1,779	1,640	251
Amounts due to related parties	45	7,851	9,183	1,407
Amounts due to domestic carriers		2,174	2,291	352
Dividend payable		920	—	—
Current portion of other obligations	38	2,604	2,529	388
Contract liabilities	21	40,648	42,641	6,535
Advances from customers		330	359	55

		205,190	222,028	34,027

Total liabilities		241,744	253,096	38,788

Total equity and liabilities		562,499	580,616	88,983

Net current liabilities		(121,595)	(113,392)	(17,378)

Total assets less current liabilities		357,309	358,588	54,956

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in RMB millions)

		Attributable to equity shareholders of the Company
	Note	Share capital	General risk reserve	Investment revaluation reserve	Statutory reserves	Other reserves	Retained profits	Total	Non- controlling interests	Total equity
Balance at December 31, 2017		254,056	227	(6,994)	28,877	(43,022)	70,906	304,050	297	304,347
Impact on initial application of IFRS15 (Note)	2	—	—	—	175	—	1,575	1,750	—	1,750
Impact on initial application of IFRS 9 (2014) (Note)	2	—	—	—	(85)	—	(768)	(853)	—	(853)

Balance at January 1, 2018		254,056	227	(6,994)	28,967	(43,022)	71,713	304,947	297	305,244
Total comprehensive income for the year		—	—	(381)	—	136	10,197	9,952	60	10,012
Capital contribution from non-controlling interests		—	—	—	—	—	—	—	7	7
Appropriation to statutory reserves		—	—	—	52	—	(52)	—	—	—
Appropriation to other reserves		—	247	—	—	—	(247)	—	—	—
Dividends relating to 2017	32	—	—	—	—	—	(1,591)	(1,591)	—	(1,591)
Capital contribution relating to share-based payment borne by A Share Company	44	—	—	—	—	614	—	614	—	614

Balance at December 31, 2018		254,056	474	(7,375)	29,019	(42,272)	80,020	313,922	364	314,286

Impact on initial application of IFRS 16 (Note)	2	—	—	—	(107)	—	(967)	(1,074)	—	(1,074)

Balance at January 1, 2019		254,056	474	(7,375)	28,912	(42,272)	79,053	312,848	364	313,212
Total comprehensive income for the year		—	—	(581)	—	80	11,330	10,829	42	10,871
Capital contribution from non-controlling interests		—	—	—	—	206	—	206	302	508
Share of an associate’s other reserves		—	—	—	—	(307)	—	(307)	—	(307)
Appropriation to statutory reserves		—	—	—	1,273	—	(1,273)	—	—	—
Appropriation to other reserves		—	216	—	—	—	(216)	—	—	—
Dividends relating to 2018	32	—	—	—	—	—	(4,100)	(4,100)	—	(4,100)
Capital contribution relating to share-based payment borne by A Share Company	44	—	—	—	—	571	—	571	—	571

Balance at December 31, 2019		254,056	690	(7,956)	30,185	(41,722)	84,794	320,047	708	320,755

Balance at January 1, 2020		254,056	690	(7,956)	30,185	(41,722)	84,794	320,047	708	320,755
Total comprehensive income for the year		—	—	(1,478)	—	(228)	12,493	10,787	84	10,871
Share of an associate’s other reserves		—	—	—	—	(37)	—	(37)	—	(37)
Appropriation to statutory reserves		—	—	—	1,246	—	(1,246)	—	—	—
Appropriation to other reserves		—	160	—	—	—	(160)	—	—	—
Dividends relating to 2019	32	—	—	—	—	—	(4,529)	(4,529)	—	(4,529)
Capital contribution relating to share-based payment borne by A Share Company	44	—	—	—	—	375	—	375	—	375
Others		—	—	—	—	(56)	—	(56)	141	85

Balance at December 31, 2020		254,056	850	(9,434)	31,431	(41,668)	91,352	326,587	933	327,520

Balance at December 31, 2020 (in US$ millions) (Unaudited)		38,936	130	(1,445)	4,817	(6,386)	14,000	50,052	143	50,195

Note:	The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. See Note 2.

The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

			Year ended December 31
	Note		2018	2019	2020	2020
			RMB	RMB	RMB	US$ (Unaudited)
			Note
Cash flows from operating activities
Cash generated from operations	2,	(a)	93,882	94,952	107,428	16,464
Interest received			1,688	1,551	1,309	201
Interest paid			(2,457)	(2,521)	(1,832)	(281)
Income tax paid			(726)	(304)	(1,354)	(208)

Net cash inflow from operating activities	2		92,387	93,678	105,551	16,176

Cash flows from investing activities
Purchase of property, plant and equipment and right-of-use assets			(52,176)	(56,187)	(53,981)	(8,273)
Purchase of other assets			(4,590)	(4,355)	(4,675)	(716)
Proceeds from disposal of property, plant and equipment and other assets			1,090	1,512	1,647	252
Acquisition of financial assets measured at FVPL			(585)	(423)	(5,751)	(881)
Proceeds from disposal of financial assets measured at FVPL			36	531	4,268	654
Acquisition of debt securities measured at FVOCI (recycling)			—	—	(42,650)	(6,536)
Proceeds from disposal of debt securities measured at FVOCI (recycling)			—	—	19,511	2,990
Acquisition of other financial assets measured at amortized cost			—	—	(9,050)	(1,387)
Proceeds from disposal of other financial assets measured at amortized cost			—	—	9,050	1,387
Dividend received from financial assets measured at FVOCI (non-recycling)			203	205	210	32
Acquisition of interest in associates			(67)	(15)	(1,349)	(207)
Acquisition of interest in joint ventures			(1,000)	(137)	(117)	(18)
Proceeds from disposal of associates and a joint venture			—	—	19	3
Dividends received from associates			20	82	546	84
Decrease/(Increase) in short-term bank deposits and restricted deposits			3,094	34	(6,900)	(1,057)
Lending by Unicom Group Finance Company Limited (“Finance Company”) to a related party			(13,558)	(11,434)	(16,500)	(2,529)
Repayment of loans from related parties to Finance Company			6,354	11,134	13,704	2,100

Net cash outflow from investing activities			(61,179)	(59,053)	(92,018)	(14,102)

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

		Year ended December 31
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$ (Unaudited)
		Note
Cash flows from financing activities
Capital contributions from non-controlling interests		7	508	66	10
Proceeds from short-term bank loans		53,306	28,784	2,740	420
Proceeds from commercial papers		—	8,995	8,000	1,226
Proceeds from promissory notes		—	992	—	—
Proceeds from corporate bonds		—	2,000	—	—
Loans from related parties		3,090	50	—	—
Repayment of short-term bank loans		(60,730)	(38,290)	(7,564)	(1,159)
Repayment of long-term bank loans		(435)	(418)	(395)	(61)
Repayment of commercial papers		(9,000)	—	(10,000)	(1,533)
Repayment of related party loans		(475)	(48)	(50)	(8)
Repayment of ultimate holding company loan		(1,344)	—	—	—
Repayment of promissory notes		(18,000)	—	—	—
Repayment of corporate bonds		—	(17,000)	—	—
Repayment of finance lease		(493)	—	—	—
Capital element of lease rentals paid	2	—	(11,123)	(11,696)	(1,791)
Payment of issuing expense for commercial papers		—	—	(7)	(1)
Payment of issuing expense for promissory notes		(67)	—	—	—
Dividends paid to equity shareholders of the Company	32	(1,591)	(4,100)	(5,447)	(835)
Net deposits with Finance Company by related parties		2,354	236	283	43
Increase in statutory reserve deposits placed by Finance Company		(680)	(351)	(1,140)	(175)

Net cash outflow from financing activities	2	(34,058)	(29,765)	(25,210)	(3,864)

Net (decrease)/increase in cash and cash equivalents		(2,850)	4,860	(11,677)	(1,790)
Cash and cash equivalents, beginning of year		32,836	30,060	34,945	5,356
Effect of changes in foreign exchange rate		74	25	(183)	(28)

Cash and cash equivalents, end of year	29	30,060	34,945	23,085	3,538

Analysis of the balances of cash and cash equivalents:
Cash balances		1	1	1	—
Bank balances		30,059	34,944	23,084	3,538

		30,060	34,945	23,085	3,538

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in millions)

(a)	The reconciliation of income before income tax to cash generated from operating activities is as follows:

	Year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ (Unaudited)
	Note
Income before income tax	13,081	14,167	16,027	2,456
Adjustments for:
Depreciation and amortization	75,777	83,080	83,017	12,723
Interest income	(1,712)	(1,272)	(1,366)	(209)
Finance costs	1,676	1,991	1,564	240
Loss on disposal of property, plant and equipment	4,148	2,179	2,365	364
Credit loss allowance and write-down of inventories	3,846	3,663	5,584	856
Dividend from financial assets measured at FVOCI (non-recycling)	(203)	(205)	(210)	(32)
Gains on disposal of financial assets measured at FVPL	(36)	(24)	(87)	(13)
Investment income from debt securities measured at FVOCI (recycling)	—	—	(174)	(27)
Fair value gains on financial assets measured at FVPL	(31)	(96)	(154)	(24)
Share of net profit of associates	(2,477)	(1,359)	(1,588)	(243)
Share of net profit of joint ventures	(598)	(646)	(787)	(121)
Expenses for restricted shares of A Share Company granted to the Group’s employees	614	571	375	57
Changes in working capital:
Increase in accounts receivable	(4,887)	(5,928)	(4,151)	(636)
Decrease/(Increase) in contract assets	1,150	(122)	1,125	172
Increase in contract costs	(3,001)	(2,188)	(1,371)	(210)
(Increase)/Decrease in inventories and consumables	(385)	(335)	59	9
(Increase)/Decrease in restricted deposits	(581)	321	(233)	(36)
Decrease/(Increase) in other assets	1,584	(796)	(1,694)	(260)
Decrease/(Increase) in prepayments and other current assets	60	(1,876)	(4,178)	(640)
Increase in amounts due from ultimate holding company	(20)	(7)	(36)	(6)
Decrease/(Increase) in amounts due from related parties	2,339	745	(5)	(1)
Decrease/(Increase) in amounts due from domestic carriers	871	364	(217)	(33)
Increase in accounts payable and accrued liabilities	6,591	2,386	8,210	1,258
Increase in taxes payable	33	623	1,271	195
Increase in advances from customers	45	2	29	4
(Decrease)/Increase in contract liabilities	(4,322)	(2,002)	1,993	305
Increase in deferred revenue	1,474	1,164	1,076	165
Increase/(Decrease) in other obligations	68	(16)	(198)	(30)
Increase/(Decrease) in amounts due to ultimate holding company	40	322	(11)	(2)
(Decrease)/Increase in amounts due to related parties	(868)	216	1,076	165
(Decrease)/Increase in amounts due to domestic carriers	(394)	30	117	18

Cash generated from operations	93,882	94,952	107,428	16,464

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

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

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. These consolidated financial statements have been authorized for issue by the Company’s board of directors on April 21, 2021.

2.2	Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for financial assets measured at fair value.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of preparation (Continued)

(a)	Going Concern Assumption

As of December 31, 2020, current liabilities of the Group exceeded current assets by approximately RMB113.4 billion (2019: approximately RMB121.6 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB352.4 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB348.4 billion was unutilized as of December 31, 2020; and

•	Other available sources of financing from domestic banks and other financial institutions in view of the Group’s good credit history.

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

Under the transition method chosen, the Group recognizes cumulative effect of the initial application of IFRS 9 (2014) and IFRS 15 as an adjustment to the opening balance of equity at January 1, 2018. Comparative information is not restated. The following table gives a summary of the opening balance adjustments recognized for each line item in the consolidated statements of financial position that has been impacted by IFRS 9 (2014) and IFRS 15:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments effective from January 1, 2018 (Continued)

(i)	Overview (Continued)

	At December 31, 2017	Impact on initial application of IFRS 9 (2014) (Note 2.2 (c)(ii))	Impact on initial application of IFRS 15 (Note 2.2 (c)(iii))	At January 1, 2018
ASSETS
Deferred income tax assets	5,973	265	(584)	5,654
Contract assets	—	—	753	753
Other assets	20,721	—	(5,275)	15,446
Contract costs	—	—	6,856	6,856
Total non-current assets	495,261	265	1,750	497,276
Accounts receivable	13,964	(1,118)	—	12,846
Prepayments and other current assets	13,801	—	(2,221)	11,580
Contract assets	—	—	2,221	2,221
Total current assets	76,722	(1,118)	—	75,604
Total assets	571,983	(853)	1,750	572,880
EQUITY
Reserves	(20,912)	(85)	175	(20,822)
Retained profits
- Proposed final dividend	1,591	—	—	1,591
- Others	69,315	(768)	1,575	70,122
Total equity	304,347	(853)	1,750	305,244
CURRENT LIABILITIES
Accounts payable and accrued liabilities	125,260	—	3,671	128,931
Current portion of deferred revenue	350	—	(311)	39
Advances from customers	49,283	—	(49,000)	283
Contract liabilities	—	—	45,640	45,640
NON-CURRENT LIABILITIES
Deferred revenue	3,020	—	(782)	2,238
Contract liabilities	—	—	782	782
Total equity and liabilities	571,983	(853)	1,750	572,880
Net current liabilities	(165,900)	(1,118)	—	(167,018)
Total assets less current liabilities	329,361	(853)	1,750	330,258

Further details of these changes are set out in sub-sections (ii) and (iii) of this note.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments effective from January 1, 2018 (Continued)

(ii)	IFRS 9 (2014), “Financial instruments”, including the amendments to IFRS 9, “Prepayment features with negative compensation”

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

Further details of the nature and effect of the changes to previous accounting policies and the transition options applied are set out below:

i.	New definition of a lease

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

ii.	Lessee accounting and transitional impact

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

ii.	Lessee accounting and transitional impact (Continued)

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

To ease the transition to IFRS 16, the Group applied the following recognition exemption and practical expedients at the date of initial application of IFRS 16:

a.

the Group elected not to apply the requirements of IFRS 16 in respect of the recognition of lease liabilities and right-of-use assets to leases for which the remaining lease term ends within 12 months from the date of initial application of IFRS 16, i.e. where the lease term ends on or before December 31, 2019; and

b.

when measuring the lease liabilities at the date of initial application of IFRS 16, the Group applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

The following table reconciles the operating lease commitments as of December 31, 2018 to the opening balance for lease liabilities recognized as of January 1, 2019:

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

ii.	Lessee accounting and transitional impact (Continued)

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

The following table summarizes the impacts of the adoption of IFRS 16 on the Group’s consolidated statements of financial position:

	Note	Carrying amount at December 31, 2018	Capitalization of operating lease contracts	Carrying amount at January 1, 2019
Line items in the consolidated statements of financial position impacted by the adoption of IFRS 16:
ASSETS
Property, plant and equipment	15	384,475	(343)	384,132
Lease prepayments		9,290	(9,290)	—
Right-of-use assets	16	—	47,359	47,359
Interest in associates	19	35,758	(264)	35,494
Deferred income tax assets	13	3,401	271	3,672
Other assets	25	14,645	(1,801)	12,844
Total non-current assets		464,411	35,932	500,343
Prepayments and other current assets	28	11,106	(526)	10,580
Total current assets		75,909	(526)	75,383
Total assets		540,320	35,406	575,726
EQUITY
Reserves		(20,154)	(107)	(20,261)
Retained profits
- Proposed 2018 final dividend		4,100	—	4,100
- Others		75,920	(967)	74,953
Total equity		314,286	(1,074)	313,212

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

ii.	Lessee accounting and transitional impact (Continued)

	Note	Carrying amount at December 31, 2018	Capitalization of operating lease contracts	Carrying amount at January 1, 2019
Line items in the consolidated statements of financial position impacted by the adoption of IFRS 16:

Lease liabilities (non-current portion)	36	—	27,576	27,576
Other obligations	38	190	(6)	184

Total non-current liabilities		11,124	27,570	38,694

Lease liabilities (current portion)	36	—	9,144	9,144
Current portion of other obligations	38	2,844	(234)	2,610

Current liabilities		214,910	8,910	223,820

Net current liabilities		(139,001)	(9,436)	(148,437)

Total assets less current liabilities		325,410	26,496	351,906

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

iii.	Impact on the financial results and cash flows of the Group

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

In the statements of cash flows, the Group as a lessee is required to split rentals paid under capitalized leases into their capital element and interest element (see Note 29(c)). Capital element of lease rentals paid are classified as financing cash outflows, similar to how leases previously classified as finance leases under IAS 17 were treated, rather than as operating cash outflows, as was the case for operating leases under IAS 17. Similar to other interest payments of the Group, interest element of lease rentals paid are classified as operating activities in the consolidated cash flow statements. Although total cash flows are unaffected, the adoption of IFRS 16 therefore results in a significant change in presentation of cash flows within the consolidated statements of cash flows (see Note 29(c)).

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

iii.	Impact on the financial results and cash flows of the Group (Continued)

	Year ended December 31, 2019				Year ended December 31, 2018
	Amounts reported under IFRS 16 (A)	Add back: IFRS 16 depreciation and interest expense (B)	Deduct: Estimated amounts related to operating lease as if under IAS 17 (Note a) (C)	Hypothetical amounts for 2019 as if under IAS 17 (D=A+B+C)	Compared to amounts reported for 2018 under IAS 17
Financial results for the year ended December 31, 2019 impacted by the adoption of IFRS 16:

Depreciation and amortization	(83,080)	10,579	—	(72,501)	(75,777)
Network, operation and support expenses	(43,236)	—	(11,345)	(54,581)	(55,077)
Other operating expenses	(64,480)	—	(192)	(64,672)	(62,561)
Finance costs	(2,123)	1,349	—	(774)	(1,625)
Share of net profit of associates	1,359	37	—	1,396	2,477
Income before income tax	14,167	11,965	(11,537)	14,595	13,081
Net income for the year	11,372	11,965	(11,537)	11,800	10,257

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(d)	New Accounting Standards and Amendments effective from January 1, 2019 (Continued)

(i)	IFRS 16, “Leases” (Continued)

iii.	Impact on the financial results and cash flows of the Group (Continued)

	Year ended December 31, 2019			Year ended December 31, 2018
	Amounts reported under IFRS 16 (A)	Estimated amounts related to operating leases as if under IAS 17 (Notes a & b) (B)	Hypothetical amounts for 2019 as if under IAS 17 (C=A+B)	Compared to amounts reported for 2018 under IAS 17
Line items in the consolidated statements of cash flows for the year ended December 31, 2019 impacted by the adoption of IFRS 16:

Cash generated from operations	94,952	(10,883)	84,069	93,882
Net cash inflow from operating activities	93,678	(10,883)	82,795	92,387

Capital element of lease rentals paid	(11,123)	10,883	(240)	—
Net cash outflow from financing activities	(29,765)	10,883	(18,882)	(34,058)

a.

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

b.

In this impact table, these cash outflows are reclassified from financing to operating in order to compute hypothetical amounts of net cash inflow from operating activities and net cash outflow from financing activities as if IAS 17 still applied.

iv.	Lessor accounting

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of Preparation (Continued)

(e)	New Accounting Standards and Amendments effective from January 1, 2020

The IASB issued a number of amendments to IFRSs and IASs that are first effective for the current accounting period of the Group. Of these, the following amendments are relevant to the Group’s consolidated financial statements:

•	Amendments to IFRS 3, “Definition of a business”

•	Amendments to IFRS 9, IAS 39 and IFRS 7, “Interest Rate Benchmark Reform”

•	Amendments to IAS 1 and IAS 8, “Definition of Material”

•	Amendments to IFRS 16, “Covid-19-Related Rent Concessions”

None of the amendments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this consolidated financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. In particular, the Group does not take advantage of the practice expedient available under the amendments to IFRS 16, “Covid-19-related Rent Concessions” on lease modifications.

(f)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2020.

The IASB has issued a number of amendments to IFRSs and IAS which are not yet effective for the year ended December 31, 2020 and which have not been adopted in these consolidated financial statements. Of these, the following developments are relevant to the Group’s consolidated financial statements:

Effective for accounting periods beginning on or after
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, “Interest Rate Benchmark Reform – Phase 2”	January 1, 2021
Amendments to IFRS 3, “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IAS 16, “Property, Plant and Equipment: Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37, “Onerous Contracts-Cost of Fulfilling a Contract”	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”	January 1, 2023

The Group is assessing the impact of such amendments to standards and interpretations, and will adopt the relevant amendments to standards and interpretations in the subsequent period as required. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.4	Associates, joint ventures and joint arrangement

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A joint venture is an arrangement whereby the Group and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment. The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statements of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized as other comprehensive income in the consolidated statements of comprehensive income.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.4	Associates, joint ventures and joint arrangement (Continued)

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

To better share the risks and rewards associated with the construction, operation and maintenance of the 5G network infrastructure, the Group entered into a framework agreement with China Telecom Corporation Limited (“China Telecom”) to build, maintain and share one nationwide 5G access network infrastructure (the “Cooperation Agreement”). In accordance with the Cooperation Agreement, each of the Group and China Telecom is responsible for the construction and maintenance of 5G network infrastructure in their respective designated regions, and bear the associated construction, maintenance and operating costs. Both parties have established a joint operation mechanism and key decisions including overall network planning, construction project commencement and completion acceptance and a unified standard on construction and maintenance services across all regions are subject to mutual agreement by both parties.

The Group has accounted for the arrangement as a joint operation that is not structured through a separate vehicle, and has recognized its share of assets, liabilities, revenues and expenses in accordance with the terms of the arrangement.

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

For the convenience of the reader, the translation of RMB into United States dollars (“US$”) has been made at the rate of RMB6.5250 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2020. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2020 or at any other date. The US$ convenience translation is not required under IFRS and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

Financial assets measured at amortized cost

Financial assets are classified under this category if they satisfy both of the following conditions:

•

The assets are held within a business model whose objective is to hold assets in order to collect contractual cash flows for managing liquidity and generating income on the financial assets, but not for the purpose of realizing fair value gains; and

•

The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, with interest being the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time.

Cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets are classified under this category.

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

Financial assets measured at fair value

Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortized cost. Financial assets under this category are debt and equity investments carried at fair value.

Debt investments are classified as fair value through other comprehensive income (“FVOCI”) (recycling), if the contractual cash flows of the investment comprise solely payments of principal and interest and the investment is held within a business model whose objective is achieved by both the collection of contractual cash flows and sale. Changes in fair value are recognized in other comprehensive income, except for the recognition in profit or loss of ECLs, interest income (calculated using the effective interest method) and foreign exchange gains and losses. When the investment is derecognized, the amount accumulated in other comprehensive income is recycled from equity to profit or loss.

An investment in equity securities is classified as fair value through profit and loss (“FVPL”) unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognized in other comprehensive income. Such irrevocable elections are made on an instrument-by-instrument basis at the time of initial recognition, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained profits. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI, are recognized in profit or loss as other income in accordance with the policy set out in note 2.27.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Credit losses from financial instruments and contract assets

(a)	Policy applicable from January 1, 2018

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

•	contract assets as defined in IFRS 15,“Revenue from contracts with customers” (“IFRS 15”) (see Note 2.10); and

•	debt securities measured at FVOCI (recycling).

Financial assets measured at fair value, including financial assets measured at FVPL and financial assets measured at FVOCI (non-recycling), are not subject to the ECL assessment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Credit losses from financial instruments and contract assets (Continued)

(a)	Policy applicable from January 1, 2018 (Continued)

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Credit losses from financial instruments and contract assets (Continued)

(a)	Policy applicable from January 1, 2018 (Continued)

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.14	Credit losses from financial instruments and contract assets (Continued)

(a)	Policy applicable from January 1, 2018 (Continued)

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

(b)	Policy applicable prior to January 1, 2018

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

Inventories, which primarily comprise handsets, SIM/USIM cards and accessories, are stated at the lower of cost and net realizable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated costs necessary to make the sale.

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

Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (see Note 2.14).

2.17	Short-term bank deposits and restricted deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than three months to one year.

Restricted deposits mainly included statutory reserve deposits with the People’s Bank of China (“PBOC”) placed by Finance Company.

2.18	Cash and cash equivalents

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

In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured every three months and the remeasurement is recognized in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As of December 31, 2020, the amount of the liability was RMB75 million (2019: RMB70 million).

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

Revenue is recognized when control over a product or service is transferred to the customer at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

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

Further details of the Group’s revenue recognition policies are as follows:

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

In general, revenue from rendering of telecommunication services are recognized over-time during the period of fulfillment of services obligation, whereas revenue from sales of handsets and other telecommunications equipment, in case they are treated as separate performance obligations, are recognized at a point in time.

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

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract (“lease modification”) that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification.

In the consolidated statement of financial position, the current portion of long-term lease liabilities is determined as the present value of contractual payments that are due to be settled within twelve months after the reporting period.

The Group presents right-of-use assets that do not meet the definition of investment property, and lease liabilities separately in the consolidated statements of financial position.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.28	Leased assets (Continued)

(a)	As a lessee (Continued)

(ii)	Policy applicable prior to January 1, 2019

Before January 1, 2019, as a lessee the Group classified leases as finance leases if the leases transferred substantially all the risks and rewards of ownership to the Group. Leases which did not transfer substantially all the risks and rewards of ownership to the Group were classified as operating leases.

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

When the Group is an intermediate lessor, the sub-leases are classified as a finance lease or as an operating lease with reference to the right-of-use asset arising from the head lease. If the head lease is a short-term lease to which the Group applies the exemption described in Note 2.28(a), then the Group classifies the sub-lease as an operating lease.

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

Financial risk management is carried out by the Group’s headquarter, following the overall direction determined by the Executive Directors of the Company. The Group’s headquarter identifies and evaluates financial risks in close co-operation with the Group’s operating units.

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

The Group’s headquarter is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2018, 2019 and 2020, the Group had not entered into any forward exchange contracts or currency swap contracts.

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the PBOC as of December 31, 2019 and 2020.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

	2019			2020
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:
- denominated in HK dollars	35	0.90	31	48	0.84	40
- denominated in US dollars	166	6.98	1,160	353	6.52	2,305
- denominated in Euro	19	7.82	146	30	8.03	241
- denominated in Japanese Yen	31	0.06	2	—	0.06	—
- denominated in SGD	1	5.17	6	1	4.93	7
- denominated in AUD	1	4.88	4	—	5.02	1

Sub-total			1,349			2,594

Accounts receivable:
- denominated in HK dollars	2	0.90	2	1	0.84	1
- denominated in US dollars	231	6.98	1,612	219	6.52	1,429
- denominated in Euro	2	7.82	16	2	8.03	16

Sub-total			1,630			1,446

Financial assets measured at FVOCI:
- denominated in Euro	400	7.82	3,125	208	8.03	1,672

Total			6,104			5,712

Borrowings:
- denominated in US dollars	33	6.98	232	31	6.52	204
- denominated in Euro	5	7.82	42	2	8.03	18

Sub-total			274			222

Accounts payable:
- denominated in US dollars	62	6.98	433	36	6.52	235
- denominated in Euro	1	7.82	8	1	8.03	8

Sub-total			441			243

Total			715			465

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the PBOC.

As of December 31, 2020, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars, Euro, Japanese Yen, SGD and AUD, while all other variables are held constant, the effect on income after tax would be approximately RMB268 million (2018: approximately RMB131 million; 2019: approximately RMB170 million) for cash and cash equivalents, borrowings, accounts receivable and accounts payable denominated in foreign currencies, and the effect on other comprehensive income would be approximately RMB167 million (2018: approximately RMB370 million; 2019: approximately RMB313 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated statements of financial position as financial assets measured at FVOCI.

The financial assets measured at FVOCI comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As of December 31, 2020, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income would be approximately RMB167 million (2018: approximately RMB370 million; 2019: approximately RMB313 million).

(iii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits and debt securities measured at FVOCI (recycling). Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, corporate bonds, related parties loans and lease liabilities. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During the years of 2019 and 2020, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in the years of 2019 and 2020.

As at December 31, 2020, the Group had approximately RMB12,910 million (2019: approximately RMB19,496 million) of floating rate borrowings and short-term fixed rate borrowings and approximately RMB37,900 million (2019: approximately RMB42,669 million) of long-term fixed rate borrowings and lease liabilities.

For the year ended December 31, 2020, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had increased/decreased 50 basic points while all other variables are held constant, the effect on income after tax is approximately RMB48 million (2018: approximately RMB74 million; 2019: approximately RMB73 million).

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

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including the raising of bank loans and issuance of commercial papers, promissory notes and corporate bonds. Due to the dynamic nature of the underlying business, the Group’s headquarter maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilizing different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorized by time from the end of the period under review to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Carrying amounts
At December 31, 2019
Long-term bank loans	448	434	1,344	1,710	3,306
Promissory notes	34	34	1,030	—	998
Corporate bonds	108	1,088	2,034	—	2,998
Lease liabilities	11,085	10,183	12,112	1,430	32,325
Other obligations	2,657	46	29	49	2,778
Short-term bank loans	5,704	—	—	—	5,564
Commercial papers	9,116	—	—	—	8,995
Accounts payable and accrued liabilities	121,564	—	—	—	121,564
Amounts due to ultimate holding company	1,779	—	—	—	1,779
Amounts due to related parties	7,984	132	3,304	—	10,893
Amounts due to domestic carriers	2,174	—	—	—	2,174
Dividend payable	920	—	—	—	920

	163,573	11,917	19,853	3,189	194,294

At December 31, 2020
Long-term bank loans	428	469	1,215	1,372	2,900
Promissory notes	34	1,030	—	—	998
Corporate bonds	1,088	2,034	—	—	2,999
Lease liabilities	11,757	10,352	6,203	1,498	27,961
Other obligations	2,529	15	27	58	2,627
Short-term bank loans	751	—	—	—	740
Commercial papers	7,007	—	—	—	7,000
Accounts payable and accrued liabilities	134,437	—	—	—	134,437
Bills payable	5,482	—	—	—	5,482
Amounts due to ultimate holding company	1,640	—	—	—	1,640
Amounts due to related parties	9,315	132	3,172	—	12,225
Amounts due to domestic carriers	2,291	—	—	—	2,291

	176,759	14,032	10,617	2,928	201,300

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(a) for details.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.2	Capital risk management

The Group’s objectives when managing capital are:

•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.

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

The Group monitors capital on the basis of the debt-to-capitalization ratio. This ratio is calculated as interest-bearing debts over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, corporate bonds, lease liabilities, and amounts due to related parties, as shown in the consolidated statements of financial position. The interest-bearing debts do not include balance of deposits received by Finance Company from Unicom Group and its subsidiaries and an associate of RMB5,112 million and of RMB58 million, respectively, as of December 31, 2020 (2019: RMB4,879 million and RMB8 million, respectively).

The Group’s debt-to-capitalization ratios are as follows:

	December 31, 2019	December 31, 2020
Interest-bearing debts:
- Short-term bank loans	5,564	740
- Long-term bank loans	2,869	2,482
- Promissory notes	998	998
- Corporate bonds	2,998	1,999
- Commercial papers	8,995	7,000
- Lease liabilities (non-current portion)	21,535	16,458
- Amounts due to related parties	3,092	3,042
- Current portion of long-term bank loans	437	418
- Current portion of corporate bonds	—	1,000
- Lease liabilities (current portion)	10,790	11,503

	57,278	45,640
Total equity	320,755	327,520

Interest-bearing debts plus total equity	378,033	373,160

Debt-to-capitalization ratio	15.2%	12.2%

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, contract assets, amounts due from ultimate holding company, related parties and domestic carriers, financial assets measured at fair value. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a)	Financial assets measured at fair value

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 valuation: observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available.

•	Level 3 valuation: fair value measured using significant unobservable inputs.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(a)	Financial assets measured at fair value (Continued)

The following table presents the Group’s assets that are measured at fair value at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Equity securities measured at FVOCI (non-recycling)	3,268	—	55	3,323
Financial assets measured at FVPL	151	51	568	770

Total	3,419	51	623	4,093

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(a)	Financial assets measured at fair value (Continued)

The following table presents the Group’s assets that are measured at fair value at December 31, 2020:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Equity securities measured at FVOCI (non-recycling)	1,786	—	52	1,838
Financial assets measured at FVPL	1,465	100	929	2,494
Debt securities measured at FVOCI (recycling)	23,350	—	—	23,350

Total	26,601	100	981	27,682

The fair value of financial instruments traded in active markets is based on quoted market prices at the statements of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica, debt securities issued by banks which are classified as financial assets measured at FVOCI and certain equity investments, investments in monetary funds and wealth management products which are classified as financial assets measured at FVPL.

During the years ended December 31, 2018, 2019 and 2020, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as of the end of the reporting period in which they occur.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3	Fair value estimation (Continued)

(b)	Fair value of financial liabilities carried at other than fair value

As of December 31, 2019 and 2020. the carrying amounts, fair values and the level of fair values of the Group’s financial liabilities carried at amortized cost are disclosed below:

	Carrying amount as of December 31, 2019	Fair value as of December 31, 2019	Carrying amount as of December 31, 2020	Fair value as of December 31, 2020	Fair value measurement as of December 31, 2020 categorized into
					Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	2,869	2,849	2,482	2,552	—	2,552	—
Non-current portion of promissory notes	998	1,010	998	1,005	1,005	—	—
Non-current portion of corporate bonds	2,998	3,081	1,999	2,050	2,050	—	—

The fair value of the non-current portion of long-term bank loans is based on the expected cash flows of principal and interests payment discounted at market rates ranging from 0.57% to 4.35% (2019: 0.70% to 4.41%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortized cost approximated their fair values as of December 31, 2019 and 2020 due to the nature or short maturity of those instruments.

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

Depreciation on the Group’s property, plant and equipment is calculated using the straight-line method to allocate cost up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realization of economic benefits from property, plant and equipment. The Group estimates the useful lives and residual values of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

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

No significant impairment loss on property, plant and equipment was recognized for the years ended December 31, 2018, 2019 and 2020.

4.3	Allowance for ECLs

Management estimates ECL allowance on accounts receivable and contract assets using a provision matrix based on the Group’s historical credit loss experience, and adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. The Group monitored and reviewed the assumptions relating to ECL regularly. For the Group’s detailed assessment of credit risk, please refer to Note 3.1(b).

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

Disaggregation of revenue from customers by major services and products:

	2018	2019	2020
Voice usage and monthly fees	32,486	26,440	23,183
Broadband and mobile data services	148,431	146,534	150,730
Data and internet application services	26,489	37,218	47,923
Other value-added services	24,606	21,251	21,287
Interconnection fees	13,708	12,893	12,307
Transmission lines usage and associated services	14,178	15,595	16,519
Other services	3,785	4,456	3,865

Total service revenue	263,683	264,387	275,814
Sales of telecommunications products	27,194	26,128	28,024

Total	290,877	290,515	303,838

Include:
Revenue from contracts with customers within the scope of IFRS 15	289,810	289,332	302,732
Revenue from other sources	1,067	1,183	1,106

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

7.	NETWORK, OPERATION AND SUPPORT EXPENSES

	Note	2018	2019	2020
		Note
Repairs and maintenance		11,102	10,303	10,750
Power and water charges		14,481	12,319	12,901
Charges for use of network, premises, equipment and facilities	(ii), (iv)	11,445	8,146	9,180
Charges for use of tower assets	(iii), (iv)	15,982	10,492	11,246
Others		2,067	1,976	2,209

		55,077	43,236	46,286

Note:

(i)	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.2(d).

(ii)

During the years ended December 31, 2019 and 2020, charges for use of network, premises, equipment and facilities mainly included the non-lease components charges and charges relating to short-term leases, leases of low-value assets and variable lease payments which are recorded in profit or loss as incurred. In 2018, this item mainly included the non-lease components charges and minimum lease payments for leases previously classified as operating leases under IAS17, which were recognized as expense in the period.

(iii)

During the years ended December 31, 2019 and 2020, charges for use of tower assets included the non-lease components charges (maintenance service, certain ancillary facilities usage and other related support services charges) and variable lease payments which are recorded in profit or loss as incurred. In 2018, this item mainly included the operating lease charges under IAS17 and other service charges in connection with the use of telecommunication towers and related assets. For related party transactions with China Tower Corporation Limited (“Tower Company”), see Note 45.2.

(iv)	Expense relating to short-term leases, leases of low-value assets and variable lease payments not included in the measurement of lease liabilities:

	2019	2020
Expense relating to short-term leases and other leases with remaining lease term ending on or before December 31, 2019, and leases of low value assets	1,971	1,322
Variable lease payments not included in the measurement of lease liabilities *	4,478	5,415

*

During the years ended December 31, 2019 and 2020, variable lease payments not included in the measurement of lease liabilities mainly included charges for use of tower assets and network, premises, equipment and facilities, which are measured based on revenue or usage and recorded in profit or loss when the event or condition that triggers those payments occurred.

8.	EMPLOYEE BENEFIT EXPENSES

	Note	2018	2019	2020
Salaries and wages		35,498	37,143	42,534
Contributions to defined contribution pension schemes		6,823	7,080	5,534
Contributions to medical insurance		2,241	2,471	3,794
Contributions to housing fund		2,944	3,235	3,486
Other housing benefits		23	16	17
Share-based compensation	44	614	571	375

		48,143	50,516	55,740

9.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2018	2019	2020
Handsets and other telecommunication products	27,403	26,220	26,619
Others	201	192	243

	27,604	26,412	26,862

10.	OTHER OPERATING EXPENSES

	Note	2018	2019	2020
		Note
Credit loss allowance and write-down of inventories		3,846	3,663	5,584
Commission and other service expenses		23,151	23,010	21,041
Advertising and promotion expenses		2,882	2,563	2,723
Internet access terminal maintenance expenses		3,358	2,937	2,744
Customer retention costs		4,085	3,601	3,007
Auditors’ remuneration		78	78	77
Property management fee		2,192	2,188	2,490
Office and administrative expenses		1,763	1,606	1,332
Transportation expense		1,565	1,471	1,372
Miscellaneous taxes and fees		1,387	1,236	1,353
Service technical support expenses		8,035	13,981	21,243
Repairs and maintenance expenses		770	704	911
Loss on disposal of property, plant and equipment	15	4,148	2,179	2,365
Others		5,301	5,263	3,995

		62,561	64,480	70,237

Note:	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.2(d).

11.	FINANCE COSTS

	Note		2018	2019	2020
Finance costs:
- Interest on bank loans repayable within 5 years			908	519	112
- Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years			1,113	359	312
- Interest on lease liabilities	(i	)	—	1,349	1,234
- Interest on related party loans repayable within 5 years			33	133	122
- Interest on bank loans repayable over 5 years			47	43	38
- Less: Amounts capitalized in CIP	15		(534)	(387)	(206)

Total interest expense			1,567	2,016	1,612
- Net exchange (gain)/loss			(80)	39	46
- Others			138	68	89

			1,625	2,123	1,747

(i)	The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.2(d).

12.	OTHER INCOME – NET

	2018	2019	2020
Dividend from financial assets measured at FVOCI (non-recycling)	203	205	210
Government grants	257	385	506
Additional deduction for VAT	—	422	1,456
Investment income from debt securities measured at FVOCI (recycling)	—	—	174
Fair value gains on financial assets measured at FVPL	31	96	154
Gains on disposal of financial assets measured at FVPL	36	24	87
Others	256	603	324

	783	1,735	2,911

13.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2018: 16.5%; 2019: 16.5%) on the estimated assessable income for the year. Taxation on income outside Hong Kong has been calculated on the estimated assessable income for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2018: 25%; 2019: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2018: 15%; 2019: 15%).

	2018	2019	2020
Provision for income tax on the estimated taxable income for the year
- Hong Kong	88	66	99
- Mainland China and other countries	459	556	2,858
Under/(over) provision in respect of prior years	18	(250)	40

	565	372	2,997
Deferred taxation	2,259	2,423	453

Income tax expenses	2,824	2,795	3,450

13.	TAXATION (CONTINUED)

Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

	Note		2018	2019	2020
Income before income tax			13,081	14,167	16,027

Expected income tax expense at PRC statutory tax rate of 25%			3,270	3,542	4,007
Impact of different tax rates outside Mainland China			(47)	(22)	(39)
Tax effect of preferential tax rate	(i	)	(91)	(121)	(140)
Additional deduction for qualified research and development costs	(i	)	(80)	(139)	(268)
Tax effect of non-deductible expenses			501	366	447
Tax effect of non-taxable income from share of net profit of joint ventures			(150)	(162)	(197)
Tax effect of non-taxable income from share of net profit of associates	(ii	)	(369)	(274)	(332)
Under/(over) provision in respect of prior years			18	(250)	40
Tax effect of unused tax losses not recognized, net of utilization	(iii	)	(162)	(79)	(68)
Others			(66)	(66)	—

Actual tax expense			2,824	2,795	3,450

(i)

According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15% (2018: 15%; 2019: 15%). Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15% (2018: 15%; 2019: 15%), and certain research and development costs of the Group’s PRC subsidiaries are qualified for 75% (2018: 75%; 2019: 75%) additional deduction for tax purpose.

(ii)

Adjustment to investment in associates represents the tax effect on share of net profit of associates, including dilution gain, net of reversal of deferred tax assets on unrealized profit from transactions with Tower Company.

(iii)

As of December 31, 2020, the Group did not recognize deferred tax assets of approximately RMB181 million (2019: approximately RMB249 million) in respect of tax losses amounting to approximately RMB726 million (2019: approximately RMB997 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilized. The tax losses can be carried forward for five years from the year incurred and hence will be expired by the year of 2025.

As of December 31, 2020, the Group did not recognize deferred tax assets of RMB2,448 million (2019: RMB2,085 million) in respect of changes in fair value on financial assets through other comprehensive income (non-recycling), since it is not probable that the related tax benefit will be realized.

13.	TAXATION (CONTINUED)

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	2019	2020
Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	6,942	8,316
- Deferred tax asset to be recovered within 12 months	2,914	3,542

	9,856	11,858

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(8,292)	(10,360)
- Deferred tax liabilities to be settled within 12 months	(338)	(753)

	(8,630)	(11,113)

Net deferred tax assets after offsetting	1,226	745

Deferred tax assets:
- Deferred tax asset to be recovered after 12 months	—	—
- Deferred tax asset to be recovered within 12 months	—	18

	—	18

Deferred tax liabilities:
- Deferred tax liabilities to be settled after 12 months	(87)	(82)
- Deferred tax liabilities to be settled within 12 months	—	—

	(87)	(82)

Net deferred tax liabilities after offsetting	(87)	(64)

13.	TAXATION (CONTINUED)

The movement of the net deferred tax assets/(liabilities) is as follows:

	2018	2019	2020
Net deferred tax assets after offsetting:
- Balance at December 31, 2017, 2018 and 2019	5,973	3,401	1,226
- Impact on initial application of IFRS 15 (Note)	(584)	—	—
- Impact on initial application of IFRS 9 (2014), “Financial instruments” (“IFRS 9 (2014)”) (Note)	265	—	—
- Impact on initial application of IFRS 16 (Note)	—	271	—

- Balance at January 1, 2018, 2019 and 2020	5,654	3,672	1,226
- Deferred tax charged to the statements of income	(2,256)	(2,447)	(471)
- Deferred tax credited/(charged) to other comprehensive income	3	1	(10)

- End of year	3,401	1,226	745

Net deferred tax liabilities after offsetting:
- Beginning of year	(108)	(111)	(87)
- Deferred tax (charged)/credited to the statements of income	(3)	24	18
- Deferred tax credited to the statement of other comprehensive income	—	—	5

- End of year	(111)	(87)	(64)

Note:	The Group has initially applied IFRS 15 and IFRS 9 (2014) at January 1, 2018. Under the transition method chosen, comparative information is not restated. See Note 2.2(c).

The Group has initially applied IFRS 16 at January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.2(d).

13.	TAXATION (CONTINUED)

The components of the deferred tax assets/(liabilities) recognized in the consolidated statements of financial position and the movements during the year are as follows:

Deferred tax arising from:	Credit loss allowance	Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (i))	Deductible tax losses	Accruals of expenses not yet deductible for tax purpose	Unrealized income from the transactions with Tower Company	Gain from Tower Assets Disposal (Note (ii))	Accelerated depreciation of property, plant and equipment (Note (iii))	Contract costs	Depreciation charge of right-of-use assets	Others	Total
At December 31, 2017	1,603	1,403	2,244	2,554	697	(745)	(3,870)	—	—	1,979	5,865
Impact on initial application of IFRS 15	—	—	—	—	—	—	—	(584)	—	—	(584)
Impact on initial application of IFRS 9	265	—	—	—	—	—	—	—	—	—	265

At January 1, 2018	1,868	1,403	2,244	2,554	697	(745)	(3,870)	(584)	—	1,979	5,546
(Charged)/Credited to the statements of income	(154)	(49)	(941)	626	(252)	373	(2,051)	355	—	(166)	(2,259)
Credited to other comprehensive income	—	—	—	—	—	—	—	—	—	3	3

At December 31, 2018	1,714	1,354	1,303	3,180	445	(372)	(5,921)	(229)	—	1,816	3,290
Impact on initial application of IFRS 16	—	—	—	—	—	—	—	—	271	—	271

At January 1, 2019	1,714	1,354	1,303	3,180	445	(372)	(5,921)	(229)	271	1,816	3,561
Credited/(Charged) to the statements of income	204	(48)	(933)	161	(64)	372	(2,651)	190	99	247	(2,423)
Credited to other comprehensive income	—	—	—	—	—	—	—	—	—	1	1

At December 31, 2019	1,918	1,306	370	3,341	381	—	(8,572)	(39)	370	2,064	1,139
Credited/(Charged) to the statements of income	575	(48)	(370)	842	(64)	—	(2,527)	39	20	1,080	(453)
Charged to other comprehensive income	—	—	—	—	—	—	—	—	—	(5)	(5)

At December 31, 2020	2,493	1,258	—	4,183	317	—	(11,099)	—	390	3,139	681

13.	TAXATION (CONTINUED)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	2019	2020
Net deferred tax assets after offsetting:
Deferred tax assets:
Credit loss allowance		1,918	2,475
Unrecognized revaluation surplus on prepayments for the leasehold land determined under PRC regulations	(i)	1,306	1,258
Deductible tax losses		370	—
Accruals of expenses not yet deductible for tax purpose		3,341	4,183
Unrealized income from the transactions with Tower Company		381	317
Depreciation charge of right-of-use assets		370	390
Deferred revenue on subscriber points reward program		229	242
Unrealized income for the inter-company transactions		227	368
Government grants relating to assets		695	794
Intangible assets amortization difference		464	422
Others		555	1,409

		9,856	11,858

Deferred tax liabilities:
Accelerated depreciation of property, plant and equipment	(iii)	(8,572)	(11,099)
Contract costs		(39)	—
Others		(19)	(14)

		(8,630)	(11,113)

		1,226	745

Net deferred tax liabilities after offsetting:
Deferred tax assets:
Credit loss allowance		—	18

Deferred tax liabilities:
Accelerated depreciation for tax purpose		(87)	(82)

		(87)	(64)

13.	TAXATION (CONTINUED)

(i)

The prepayments for the leasehold land were revalued for PRC tax purposes as of December 31, 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land were not recognized under IFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs.

(ii)

On October 14, 2015, The Group disposed tower assets (“Tower Assets Disposal”) to Tower Company in exchange for cash and shares issued by Tower Company (see Note 45). According to the applicable tax laws issued by the Ministry of Finance (“MOF”) and the SAT of the PRC, the gain from Tower Assets Disposal in exchange for investment in Tower Company (“Qualified Income”) is, upon fulfilling the filing requirement with in-charge tax bureau, eligible to be deferred and treated as taxable income on a straight-line basis over a period not exceeding five years. Before completing the filing, the Group accrued current taxes payable based on the total gain from Tower Asset Disposal. During the year ended December 31, 2016, the Group successfully completed the filing requirement with in-charge tax bureau with respect to the Qualified Income and since then has become eligible for deferring part of tax liability with respect to the Qualified Income, which is then reversed in the four years from 2016 to 2019.

(iii)

According to “Announcement on Enterprise Income Tax Policy for Those Enterprise Involved in the Accelerated Depreciation of Property, Plant and Equipment” (Caishui [2014] No.75) issued by the MOF and the SAT of the PRC, starting from 2014, the Group’s property, plant and equipment that comply with this tax policy are allowed to be depreciated under the accelerated depreciation method, or fully deducted for tax purpose in the year of purchase. Temporary differences arise from the different useful lives under tax basis and accounting basis have been recorded as deferred tax liabilities.

14.    EARNINGS PER SHARE

Basic earnings per share for the years ended December 31, 2018, 2019 and 2020 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended December 31, 2018, 2019 and 2020 were computed by dividing the income attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the years ended December 31, 2018, 2019 and 2020.

The following table sets forth the computation of basic and diluted earnings per share:

	2018	2019	2020
Numerator (in RMB millions):
Income attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	10,197	11,330	12,493

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	30,598	30,598	30,598

Basic/Diluted earnings per share (in RMB)	0.33	0.37	0.41

15.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
At December 31, 2018	73,876	846,385	20,080	3,916	42,306	986,563
Impact on initial application of IFRS 16 (Note)	—	(461)	—	—	—	(461)

At January 1, 2019	73,876	845,924	20,080	3,916	42,306	986,102
Additions	160	225	369	116	55,565	56,435
Transfer from CIP	1,279	36,871	839	194	(39,183)	—
Transfer to other assets	—	—	—	—	(4,415)	(4,415)
Disposals	(155)	(49,597)	(1,196)	(498)	(12)	(51,458)

End of year	75,160	833,423	20,092	3,728	54,261	986,664

Accumulated depreciation and impairment:
At December 31, 2018	(34,222)	(549,211)	(15,559)	(2,978)	(118)	(602,088)
Impact on initial application of IFRS 16 (Note)	—	118	—	—	—	118

At January 1, 2019	(34,222)	(549,093)	(15,559)	(2,978)	(118)	(601,970)
Charge for the year	(2,744)	(60,598)	(1,226)	(439)	(5)	(65,012)
Disposals	126	45,956	1,127	498	12	47,719

End of year	(36,840)	(563,735)	(15,658)	(2,919)	(111)	(619,263)

Net book value:
End of year	38,320	269,688	4,434	809	54,150	367,401

At January 1, 2019	39,654	296,831	4,521	938	42,188	384,132

At December 31, 2018	39,654	297,174	4,521	938	42,188	384,475

Note:

On the date of transition to IFRS 16, assets previously under finance leases of net book value RMB343 million previously included in “Property, plant and equipment” were adjusted to “Right-of-use assets” recognized at January 1, 2019. See Note 2.2(d).

15.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2020
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	75,160	833,423	20,092	3,728	54,261	986,664
Additions	34	767	306	173	67,647	68,927
Transfer from CIP	1,801	64,847	1,142	214	(68,004)	—
Transfer to other assets	—	—	—	—	(5,649)	(5,649)
Disposals	(337)	(57,643)	(1,285)	(414)	(4)	(59,683)

End of year	76,658	841,394	20,255	3,701	48,251	990,259

Accumulated depreciation and impairment:
Beginning of year	(36,840)	(563,735)	(15,658)	(2,919)	(111)	(619,263)
Charge for the year	(2,680)	(58,319)	(1,222)	(403)	—	(62,624)
Disposals	277	53,881	1,239	414	4	55,815

End of year	(39,243)	(568,173)	(15,641)	(2,908)	(107)	(626,072)

Net book value:
End of year	37,415	273,221	4,614	793	48,144	364,187

Beginning of year	38,320	269,688	4,434	809	54,150	367,401

For the year ended December 31, 2020, interest expense of approximately RMB206 million (2018: approximately RMB534 million; 2019: approximately RMB387 million) was capitalized as CIP. The capitalized borrowing rate represents the cost of capital for raising the related borrowings and varied from 2.35% to 3.12% for the year ended December 31, 2020 (2018: 3.16% to 3.61%; 2019: 3.07% to 3.49%).

Mainly as a result of the Group’s ongoing modification of its telecommunications network and following subscribers’ voluntarily cross-network migration progress, the Group disposed certain property, plant and equipment with carrying amounts of RMB3,868 million for consideration of RMB1,503 million for the year ended December 31, 2020 (2018: RMB5,253 million and RMB1,105 million; 2019: RMB3,739 million and RMB1,560 million, respectively), resulting in a net loss of approximately RMB2,365 million for the year ended December 31, 2020 (2018: approximately RMB4,148 million; 2019: approximately RMB2,179 million).

16.	RIGHT-OF-USE ASSETS

	2019
	Buildings	Tele- communications equipment	Land use rights	Others	Total
Cost:
At December 31, 2018	—	—	—	—	—
Impact on initial application of IFRS 16 (Note)	14,110	35,631	13,504	643	63,888

At January 1, 2019	14,110	35,631	13,504	643	63,888
Additions	3,620	2,814	178	294	6,906
Disposals	—	(461)	—	—	(461)

End of year	17,730	37,984	13,682	937	70,333

Accumulated depreciation and impairment:
At December 31, 2018	—	—	—	—	—
Impact on initial application of IFRS 16 (Note)	(4,962)	(7,215)	(4,214)	(138)	(16,529)

At January 1, 2019	(4,962)	(7,215)	(4,214)	(138)	(16,529)
Charge for the year	(3,443)	(7,308)	(295)	(146)	(11,192)
Disposals	—	461	—	—	461

End of year	(8,405)	(14,062)	(4,509)	(284)	(27,260)

Net book value:
End of year	9,325	23,922	9,173	653	43,073

At January 1, 2019	9,148	28,416	9,290	505	47,359

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

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Notes 29(c) and 36, respectively.

16.	RIGHT-OF-USE ASSETS (CONTINUED)

	2020
	Buildings	Tele- communications equipment	Land use rights	Others	Total
Cost:
Beginning of year	17,730	37,984	13,682	937	70,333
Additions	2,721	5,023	41	426	8,211
Disposals	(4,584)	(551)	(14)	(230)	(5,379)

End of year	15,867	42,456	13,709	1,133	73,165

Accumulated depreciation and impairment:
Beginning of year	(8,405)	(14,062)	(4,509)	(284)	(27,260)
Charge for the year	(3,885)	(8,140)	(298)	(254)	(12,577)
Disposals	4,093	304	5	230	4,632

End of year	(8,197)	(21,898)	(4,802)	(308)	(35,205)

Net book value:
End of year	7,670	20,558	8,907	825	37,960

Beginning of year	9,325	23,922	9,173	653	43,073

17.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including service revenue annual growth rate of 1% (2019: 1%) and the applicable discount rate of 11% (2019: 11%). Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as of December 31, 2019 and 2020. Any reasonably possible change in the assumptions used in the calculation of recoverable amount would not result in impairment losses.

18.	INVESTMENTS IN SUBSIDIARIES

As of December 31, 2020, the details of the Company’s subsidiaries are as follows:

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
China United Network Communications Corporation Limited (“CUCL”)	The PRC, April 21, 2000, limited liability company	100%	—	RMB 213,044,797,828	Telecommunications operation in the PRC
China Unicom Global Limited	Hong Kong, May 29, 2015, limited company	100%	—	HKD 2,625,097,491	Investment holding
China Unicom (Hong Kong) Operations Limited	Hong Kong, May 24, 2000, limited company	—	100%	HKD 1,510,100,000	Telecommunications service in Hong Kong
China Unicom (Americas) Operations Limited	USA, May 24, 2002, limited company	—	100%	5,000 shares, USD100 each	Telecommunications service in the USA
China Unicom (Europe) Operations Limited	The United Kingdom, November 8, 2006, limited company	—	100%	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom
China Unicom (Japan) Operations Corporation	Japan, January 25, 2007, limited company	—	100%	1,000 shares, JPY366,000 each	Telecommunications operation in Japan
China Unicom (Singapore) Operations Pte Limited	Singapore, August 5, 2009, limited company	—	100%	30,000,000 shares, RMB1 each	Telecommunications operation in Singapore
China Unicom (South Africa) Operations (Pty) Limited	South Africa, November 19, 2012, limited liability company	—	100%	100 shares, ZAR 1 each	Telecommunications operation in South Africa
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar (“Myanmar”), June 7, 2013, limited liability company	—	100%	2,150,000 shares, USD1 each	Communications technology training in Myanmar
China Unicom (Australia) Operations Pty Limited	Australia, May 27, 2014, limited liability company	—	100%	7,152,953 shares, AUD 1 each	Telecommunications operation in Australia
China Unicom (Russia) Operations Limited Liability Company	Russia, December 28, 2016, limited liability company	—	100%	RUB10,000	Telecommunications service in Russia

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect

China Unicom (Brazil) Telecommunications Limited	Brazil, June 23, 2016, limited liability company	—	100%	R$ 21,165,840	Telecommunications service in Brazil
China Unicom (Brazil) Holdings Ltda.	Brazil, October 27, 2017, limited liability company	—	100%	R$ 21,277,298	Investment holding
China Unicom Operations (Thailand) Limited	Thailand, November 20, 2017, limited liability company	—	100%	40,000 shares, Baht100 each	Telecommunications service in Thailand
China Unicom Operations (Malaysia) Sdn. Bhd.	Malaysia, November 10, 2017, limited liability company	—	100%	3,200,000 shares, MYR1 each	Telecommunications service in Malaysia
China Unicom Operations Korea Co., Ltd	Korea, November 24, 2017, limited liability company	—	100%	60,000 shares, KRW5,000 each	Telecommunications service in Korea
China Unicom (Vietnam) Operations Company Limited	Vietnam, April 19, 2018, limited liability company	—	100%	VND 2,276,000,000	Telecommunications service in Vietnam
China Unicom (Cambodia) Operations Co.Ltd	Cambodia, May 11, 2018, limited liability company	—	100%	10,000 shares, Riels4,000 each	Telecommunications service in Cambodia
PT China Unicom Indonesia Operations	Indonesia, October 25, 2019, limited liability company	—	100%	20,000,000,001 shares, Rp1 each	Telecommunications service in Indonesia
China Unicom (Philippines) Operations Inc	Philippines, November 6, 2019, limited liability company	—	100%	103,012 shares, Php100 each	Telecommunications service in Philippines
Unicom Vsens Telecommunications Company Limited	The PRC, August 19, 2008, limited liability company	—	100%	RMB 610,526,500	Sales of handsets, telecommunication equipment and provision of technical services in the PRC
Unicom Digital Technology Co,.Ltd	The PRC, April 30, 2006, limited liability company	—	100%	RMB 6,749,318,313.27	Provision of information communications technology services in the PRC
China Unicom Online Information Technology Company Limited	The PRC, March 29, 2006, limited liability company	—	100%	RMB 400,000,000	Provision of internet information services and value-added telecommunications services in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
Beijing Telecom Planning and Designing Institute Company Limited	The PRC, April 25, 1996, limited liability company	—	100%	RMB 264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC
China Information Technology Designing & Consulting Institute Company Limited	The PRC, November 11, 1991, limited liability company	—	100%	RMB 430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC
China Unicom Information Navigation Company Limited	The PRC, September 17, 1998, limited liability company	—	100%	RMB 6,825,087,800	Provision of customer services in the PRC
Huaxia P&T Project Consultation and Management Company Limited	The PRC, March 5, 1998, limited liability company	—	100%	RMB 50,100,000	Provision of project design consultation and monitoring in the PRC
Zhengzhou Kaicheng Industrial Company Limited	The PRC, December 21, 2005, limited liability company	—	100%	RMB 2,200,000	Provision of property management services in the PRC
Unicompay Company Limited	The PRC, April 11, 2011, limited liability company	—	100%	RMB 250,000,000	Provision of e-payment services in the PRC
Beijing Wo Digital Media Advertising Co., Ltd	The PRC, July 21, 2006, limited liability company	—	100%	RMB 20,000,000	Provision of advertising design, production, agency and publication in the PRC
Guangdong Unicom Communication Construction Co., Ltd	The PRC, May 28, 2013, limited liability company	—	100%	RMB 30,000,000	Provision of telecommunications network construction, maintenance and technical services in the PRC
China Unicom Intelligence Security Technology Corporation Limited	The PRC, August 15, 2007, limited liability company	—	100%	RMB 150,000,000	Provision of technical development and consultation in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
Unicom Cloud Data Company Limited	The PRC, June 4, 2013, limited liability company	—	100%	RMB 4,000,000,000	Provision of technology development, transfer and consulting service in the PRC
Unicom Innovation Investment Company Limited	The PRC, April 29, 2014, limited liability company	—	100%	RMB 3,040,000,000	Venture capital investment business in the PRC
Xiaowo Technology Co. Ltd	The PRC, October 24, 2014, limited liability company	—	100%	RMB 200,000,000	Communications technology development and promotion in the PRC
China Unicom Smart Connection Technology Company Limited	The PRC, August 7, 2015, limited liability company	—	68.88%	RMB 246,796,148	Auto informatisation in the PRC
Unicom Intelligent Network Ruixing Technology (Beijing) Co., Ltd.	The PRC, September 26, 2018, limited liability company	—	55.10%	RMB 10,000,000	Provision of technology promotion service of intelligent transportation system’s products in the PRC
Unicom Intelligent Vehicle Technology (Shanghai) Co., Ltd	The PRC, September 28, 2018, limited liability company	—	68.88%	RMB 10,000,000	Provision of technology development, technology consultation and other services in the PRC
Finance Company	The PRC, June 17, 2016, limited liability company	—	91%	RMB 3,000,000,000	Provision of financial services in the PRC
China Unicom Innovation Investment Company (Shenzhen) Limited	The PRC January 28, 2016, limited liability company	—	100%	RMB 200,000	Venture capital investment business in the PRC
China Unicom Innovation Investment Company (Guizhou) Limited	The PRC, October 8, 2016, limited liability company	—	60%	RMB 1,000,000	Venture capital investment business in the PRC
China Unicom Innovation Investment (Shenzhen) Investment Centre	The PRC, February 1, 2016, limited partnership	—	100%	RMB 79,300,000	Venture capital investment business in the PRC
Unicom Big Data Co., Ltd.	The PRC, August 24, 2017, limited liability company	—	100%	RMB 500,000,000	Provision of data processing service in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
Liantong Travel Service (Beijing) Company Limited	The PRC, September 30, 2017, limited liability company	—	100%	RMB 30,000,000	Provision of tourism and information services in the PRC
China Unicom (Guangdong Branch) Internet Industry Limited	The PRC, January 5, 2017, limited liability company	—	100%	RMB 100,000,000	Provision of information communications technology services in the PRC
China Unicom (Zhejiang) Industry Internet Company Limited	The PRC, June 20, 2017, limited liability company	—	100%	RMB 11,000,000	Provision of information communications technology services in the PRC
China Unicom (ShanDong) Industrial Internet Company Limited	The PRC, March 3, 2017, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC
China Unicom (Fujian) Industrial Internet Company Limited	The PRC, February 23, 2018, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC
China Unicom (Shanxi) Industrial Internet Company Limited	The PRC, March 21, 2018, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC
China Unicom Xiongan Industrial Internet Company Limited	The PRC, April 25, 2018, limited liability company	—	100%	RMB 15,000,000	Provision of information communications technology services in the PRC
China Unicom (Sichuan) Industrial Internet Company Limited	The PRC, March 29, 2018, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC
China Unicom (Liaoning) Industrial Internet Company Limited	The PRC, March 28, 2018, limited liability company	—	100%	RMB 20,000,000	Provision of information communications technology services in the PRC
China Unicom (Shaanxi) Industrial Internet Company Limited	The PRC, March 27, 2018, limited liability company	—	100%	RMB 20,000,000	Provision of information communications technology services in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
China Unicom (Jiangsu) Industrial Internet Company Limited	The PRC, May 9, 2018, limited liability company	—	100%	RMB 26,200,000	Provision of information communications technology services in the PRC
China Unicom (Shanghai) Industrial Internet Company Limited	The PRC, March 13, 2018, limited liability company	—	100%	RMB 20,000,000	Provision of information communications technology services in the PRC
China Unicom (Heilongjiang) Industrial Internet Company Limited	The PRC, March 14, 2018, limited liability company	—	100%	RMB 50,000,000	Provision of information communications technology services in the PRC
Henan Industrial Interconnection &Technology Co, Ltd	The PRC, May 30, 2019, limited liability company	—	40%	RMB 53,000,000	Provision of information communications technology services in the PRC
China Unicom Video Technology Co., Ltd.	The PRC, January 17, 2018, limited liability company	—	100%	RMB 100,000,000	Provision of technology research and development, consultation and services of TV Video and Mobile Video in the PRC
China Unicom Internet of Things Corporation Limited	The PRC, March 16, 2018, limited liability company	—	100%	RMB 207,000,000	Provision of internet of things technology, system development and technical consultation, sales and maintenance of system and equipment and online data processing and transaction business in the PRC
China Unicom High-tech Big Data Artificial Intelligence Technology (Chengdu) Co., Ltd.	The PRC, March 29, 2018, limited liability company	—	51%	RMB 10,000,000	Provision of Big Data Service, cloud computation and infrastructure service in the PRC
China Unicom iRead Science and Culture Co., Ltd.	The PRC, April 28, 2018, limited liability company	—	100%	RMB 51,000,000	Provision of Online Video, Online Reading Material in the PRC
China Unicom WO Music & Culture Co., Ltd.	The PRC, May 8, 2018, limited liability company	—	100%	RMB 100,000,000	Provision of Network Music Service in the PRC
China Unicom Leasing Co., Ltd.	The PRC, April 11, 2018, limited liability company	25%	75%	RMB 2,500,000,000	Provision of Financing leasing business in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Place and date of incorporation /establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct Indirect
Yunjing Culture And Tourism Technology Co., LTD	The PRC, February 27, 2019, limited liability company	—	60%	RMB 20,000,000	Provision of data analysis, processing and application services in the PRC
Yundun Intelligent Security Technology Co., Ltd	The PRC, November 11, 2019, limited liability company	—	51%	RMB 51,000,000	Provision of software development; technology promotion and development in the PRC
Wobaifu Information Technology (Tianjin) Co., Ltd	The PRC, April 17, 2020, limited liability company	—	100%	RMB 10,000,000	Provision of software and information technology service in the PRC
Changchun FAW Communications Technology Co., Ltd.	The PRC, September 27, 2002, limited liability company	—	51%	RMB 86,458,600	Telecommunications operation in the PRC
Yichun Digital Economy Industry Operation Co., Ltd	The PRC, December 14, 2020, limited liability company	—	51%	Not applicable	Provision of technology development, technology consultation and other services in the PRC

19.	INTEREST IN ASSOCIATES

	2019	2020
Share of net assets	36,445	38,802

The following list contains the particulars of a material associate as of December 31, 2020:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Tower Company	Incorporated	The PRC	20.65%	RMB 176,008,471,024	Construction, maintenance and operation of communications towers in the PRC (Note 45.2)

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

Summarized financial information of the material associate, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	Tower Company
	2019	2020
Current assets	40,995	43,204
Non-current assets	297,072	294,176
Current liabilities	(128,364)	(106,635)
Non-current liabilities	(27,142)	(44,499)
Equity	(182,561)	(186,246)

Revenue	76,428	81,099
Income for the year	5,221	6,427
Total comprehensive income for the year	5,221	6,427
Reconciled to the Group’s interest in the associate:
Net assets of the associate	182,561	186,246
The Group’s effective interest	20.65%	20.65%

	37,697	38,460
Adjustment for the remaining balance of the deferred gain from the Group’s Tower Assets Disposal	(1,521)	(1,262)

Carrying amount in the consolidated financial statements	36,176	37,198

The fair values of the interests in Tower Company is based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the financial position date without any deduction for transaction costs and disclosed as follows:

	As of December 31, 2019		As of December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Interest in listed associate-Tower Company	36,176	56,000	37,198	34,873

As of December 31, 2020, the fair value of investment in Tower Company was RMB34,873 million (2019: RMB56,000 million) based on its quoted market price, which was below its carrying amount. The directors of the Group performed an impairment test and there was no impairment of the investment as at December 31, 2020.

20. INTEREST IN JOINT VENTURES

	2019	2020
Share of net assets	4,771	5,656

The following list contains the particulars of a material joint venture, which is unlisted corporate entity which has no available quoted market price as of December 31, 2020:

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

Summarized financial information of the material joint venture, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	MUCFC
	2019	2020
Assets	92,697	108,311
Liabilities	(83,337)	(97,283)
Equity	(9,360)	(11,028)
Revenue	10,740	12,651
Income for the year	1,466	1,668
Total comprehensive income for the year	1,466	1,668
Included in above income:
Interest income	13,055	15,710
Interest expense	(3,178)	(3,059)
Income tax expense	(426)	(728)
Reconciled to the Group’s interests in the joint venture:
Net assets of the joint venture	9,360	11,028
The Group’s effective interest	50%	50%

Carrying amount in the consolidated financial statements	4,680	5,514

21.	CONTRACT ASSETS AND CONTRACT LIABILITIES

(a)	Contract assets:

	2019	2020
Contract assets from bundle sales of mobile handsets and provision of service, net of allowance	1,856	832
Others	47	94

Sub-total	1,903	926
Less: Current portion	(1,308)	(823)

	595	103

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

21.	CONTRACT ASSETS AND CONTRACT LIABILITIES (CONTINUED)

(b)	Contract liabilities

	Note	2019	2020
Advances received from customers for future services	(i)	39,498	41,537
Others		1,150	1,104

		40,648	42,641

(i)

Contract liabilities primarily arises from relates to the considerations received from customers before the Group satisfying performance obligations. It would be recognized as revenue upon the rendering of services. Almost all of the contract liability balance as of December 31, 2018 and 2019 was recognized as revenue for the year ended December 31, 2019 and 2020.

22.	CONTRACT COSTS

	Note	2019	2020
Direct incremental costs of broadband and IPTV service	(i)	3,079	2,410
Sales commissions	(ii)	1,844	1,262

		4,923	3,672

(i)

Direct incremental costs for activating broadband and IPTV subscribers mainly include the costs of installing broadband and IPTV terminals at customer’s homes for the provision of broadband and IPTV services, and are amortized over the expected service period. The amount of capitalized direct incremental costs for activating broadband and IPTV subscribers recognized in profit or loss during the year was RMB2,524 million (2019: RMB2,891 million). The amount of capitalized direct incremental costs for activating broadband and IPTV subscribers that is expected to be recovered after more than one year is RMB719 million (2019: RMB893 million).

(ii)

Sales commissions are paid to agents whose selling activities resulted in new customers entering into contracts with the Group. The amount of capitalized sales commissions recognized in profit or loss during the year was RMB1,152 million (2019: RMB1,472 million). There was no significant impairment in relation to the opening balance of capitalized costs or the costs capitalized during the year (2019: Nil). The amount of capitalized sales commissions that is expected to be recovered after more than one year is RMB396 million (2019: RMB811 million).

23.	FINANCIAL ASSETS MEASURED AT FAIR VALUE

	Note	2019	2020
Non-current portion:
Equity securities measured at FVOCI (non-recycling)	(i)	3,323	1,838
Financial assets measured at FVPL	(ii)	568	934
Debt securities measured at FVOCI (recycling)	(iii)	—	721

		3,891	3,493

Current portion:
Financial assets measured at FVPL	(ii)	202	1,560
Debt securities measured at FVOCI (recycling)	(iii)	—	22,629

		202	24,189

		4,093	27,682

(i)	Equity securities measured at FVOCI (non-recycling):

	Note	2019	2020
Listed in the PRC		143	114
Listed outside the PRC	42	3,125	1,672
Unlisted		55	52

		3,323	1,838

(ii)	Financial assets measured at FVPL represent certain equity investments, investments in monetary funds and wealth management products.

(iii)

Debt securities measured at FVOCI (recycling) represent certain debt investments issued by banks and the investments are held within a business model whose objective is achieved by both the collection of contractual cash flows and sale.

24.	SHORT-TERM BANK DEPOSITS AND RESTRICTED DEPOSITS

	2019	2020
Short-term bank deposits	—	6,900
Restricted deposits	3,716	5,089

	3,716	11,989

25.	OTHER ASSETS

	Note	2019	2020
Intangible assets	(i)	11,324	10,974
Prepaid services charges for transmission lines and electricity cables and other services		995	1,281
VAT recoverable	(ii)	216	442
Others		1,273	1,894

		13,808	14,591

(i)	Intangible assets

	Computer software	Others	Total
Cost:
At January 1, 2019	28,956	3,405	32,361
Additions	174	21	195
Transfer from CIP	3,956	205	4,161
Disposals	(1,728)	(53)	(1,781)

At December 31, 2019	31,358	3,578	34,936
Additions	145	13	158
Transfer from CIP	4,097	399	4,496
Disposals	(3,596)	(103)	(3,699)

At December 31, 2020	32,004	3,887	35,891

Accumulated amortization and impairment:
At January 1, 2019	(19,745)	(1,460)	(21,205)
Amortization charge for the year	(3,736)	(427)	(4,163)
Disposals	1,708	48	1,756

At December 31, 2019	(21,773)	(1,839)	(23,612)
Amortization charge for the year	(4,331)	(509)	(4,840)
Disposals	3,447	88	3,535

At December 31, 2020	(22,657)	(2,260)	(24,917)

Net book value:
At December 31, 2020	9,347	1,627	10,974

At December 31, 2019	9,585	1,739	11,324

(ii)

VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in “Prepayments and other current assets”. See Note 28(i).

26.	INVENTORIES AND CONSUMABLES

	2019	2020
Handsets and other telecommunication products	2,027	1,682
Consumables	16	1
Others	316	268

	2,359	1,951

27.	ACCOUNTS RECEIVABLE

	2019	2020
Accounts receivable	24,601	26,009
Less: Credit loss allowance	(7,368)	(9,722)

	17,233	16,287

The gross carrying amount of accounts receivable from contracts with customers amounted to RMB25,933 million as of December 31, 2020 (2019: RMB24,569 million).

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

	2019	2020
Within one month	9,472	8,963
More than one month to three months	2,545	2,766
More than three months to one year	3,881	3,914
More than one year	1,335	644

	17,233	16,287

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers. The Covid-19 pandemic since early 2020 has brought about additional uncertainties in the operations and financial position of the Group’s customers. The Group considered the impact of Covid-19 when evaluating the forward-looking information used in the ECL model and reassessed expected loss provisions including assessing the risk factors associated with various customer sectors and applying an upward risk weighting to those sectors with a significant increase in credit risk.

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

The following table provides information about the Group’s exposure to credit risk and ECLs for accounts receivable as of December 31, 2019:

For individual subscribers and general corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	6%	2,929	(175)
1 - 90 days past due	50%	1,363	(683)
91 - 180 days past due	90%	840	(755)
More than 180 days past due	100%	2,250	(2,250)

		7,382	(3,863)

For major corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	4%	9,602	(372)
Within 1 year past due	15%	4,517	(674)
1 - 2 years past due	48%	1,037	(498)
2 - 3 years past due	88%	795	(699)
More than 3 years past due	100%	1,268	(1,262)

		17,219	(3,505)

27.	ACCOUNTS RECEIVABLE (CONTINUED)

The following table provides information about the Group’s exposure to credit risk and ECLs for accounts receivable as of December 31, 2020:

For individual subscribers and general corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	6%	2,696	(161)
1 - 90 days past due	50%	1,195	(599)
91 - 180 days past due	90%	711	(637)
More than 180 days past due	100%	2,147	(2,147)

		6,749	(3,544)

For major corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	5%	6,641	(332)
Within 1 year past due	24%	7,899	(1,867)
1 - 2 years past due	68%	2,020	(1,382)
2 - 3 years past due	89%	942	(839)
More than 3 years past due	100%	1,758	(1,758)

		19,260	(6,178)

Expected loss rates are based on actual loss experience over past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

27.	ACCOUNTS RECEIVABLE (CONTINUED)

The movement in the credit loss allowance in respect of accounts receivable during the year, is as follows:

	2018	2019	2020
Balance, beginning of year	5,210	6,709	7,368
Impact on initial application of IFRS 9 (2014) (Note2.2(c))	1,118	—	—
Allowance for the year	3,300	3,128	5,097
Written-off during the year	(2,919)	(2,469)	(2,743)

Balance, end of year	6,709	7,368	9,722

The creation and release of allowance for impaired receivables have been recognized in the consolidated statements of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering the receivable.

The maximum exposure to credit risk as of the statements of financial position date is the carrying value of accounts receivable mentioned above.

28.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of credit loss allowance, are as follows:

	Note		2019	2020
Prepaid services charges for transmission lines and electricity cables and other services			2,053	3,549
Prepaid power and water charges			648	625
Deposits and prepayments			2,068	3,607
VAT recoverable	(i	)	5,286	5,726
Prepaid enterprise income tax			329	12
Others			2,072	2,363

			12,456	15,882

(i)	VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

Prepayments and other current assets are expected to be recovered or recognized as expenses within one year.

As of December 31, 2019 and 2020, there was no significant impairment for the prepayments and other current assets.

29.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION

(a)	Cash and cash equivalents

	2019	2020
Cash at bank and in hand	34,945	23,085

Cash and cash equivalents refer to all cash on hand and demand deposits, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

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

	Short-term bank loans	Long-term bank loans	Commercial papers	Promissory notes	Corporate bonds	Finance lease	Other borrowings	Total
At January 1, 2018	22,500	3,883	8,991	17,960	17,981	692	4,116	76,123

Changes from financing cash flows:
Proceeds from short-term bank loans	53,306	—	—	—	—	—	—	53,306
Loans from related parties	—	—	—	—	—	—	3,090	3,090
Repayment of commercial papers	—	—	(9,000)	—	—	—	—	(9,000)
Repayment of short-term bank loans	(60,730)	—	—	—	—	—	—	(60,730)
Repayment of long-term bank loans	—	(435)	—	—	—	—	—	(435)
Repayment of ultimate holding company loan	—	—	—	—	—	—	(1,344)	(1,344)
Repayment of related parties loan	—	—	—	—	—	—	(475)	(475)
Repayment of finance lease	—	—	—	—	—	(493)	—	(493)
Repayment of promissory notes	—	—	—	(18,000)	—	—	—	(18,000)
Payment of issuing expense for promissory notes	—	—	—	(67)	—	—	—	(67)
Net deposits by Unicom Group and its subsidiaries with Finance Company	—	—	—	—	—	—	2,354	2,354

Total changes from financing cash flows	(7,424)	(435)	(9,000)	(18,067)	—	(493)	3,625	(31,794)

Exchange adjustments	9	77	—	—	—	—	—	86
Other changes:
New financing leases	—	—	—	—	—	10	—	10
Others	—	89	9	107	12	31	—	248

Total other changes	—	89	9	107	12	41	—	258

At December 31, 2018	15,085	3,614	—	—	17,993	240	7,741	44,673

29.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (CONTINUED)

(b)	Reconciliation of liabilities arising from financing activities (Continued)

	Short-term bank loans	Long-term bank loans	Commercial papers	Promissory notes	Corporate bonds	Finance lease	Lease liabilities	Other borrowings	Total
	(Note 39)	(Note 33)	(Note 40)	(Note 34)	(Note 35)		(Note 36)
At December 31, 2018	15,085	3,614	—	—	17,993	240	—	7,741	44,673
Impact on initial application of IFRS 16 (Note)	—	—	—	—	—	(240)	36,720	—	36,480

At January 1, 2019	15,085	3,614	—	—	17,993	—	36,720	7,741	81,153

Changes from financing cash flows:
Proceeds from short-term bank loans	28,784	—	—	—	—	—	—	—	28,784
Proceeds from commercial papers	—	—	8,995	—	—	—	—	—	8,995
Proceeds from promissory notes	—	—	—	992	—	—	—	—	992
Proceeds from corporate bonds	—	—	—	—	2,000	—	—	—	2,000
Loans from related parties	—	—	—	—	—	—	—	50	50
Repayment of short-term bank loans	(38,290)	—	—	—	—	—	—	—	(38,290)
Repayment of long-term bank loans	—	(418)	—	—	—	—	—	—	(418)
Repayment of related parties loan	—	—	—	—	—	—	—	(48)	(48)
Repayment of corporate bonds	—	—	—	—	(17,000)	—	—	—	(17,000)
Capital element of lease rentals paid	—	—	—	—	—	—	(11,123)	—	(11,123)
Net deposits with Finance Company by related parties	—	—	—	—	—	—	—	236	236

Total changes from financing cash flows	(9,506)	(418)	8,995	992	(15,000)	—	(11,123)	238	(25,822)

Exchange adjustments	(15)	27	—	—	—	—	—	—	12
Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	—	—	—	—	6,728	—	6,728
Others	—	83	—	6	5	—	—	—	94

Total other changes	—	83	—	6	5	—	6,728	—	6,822

At December 31, 2019	5,564	3,306	8,995	998	2,998	—	32,325	7,979	62,165

Note: The Group has initially applied IFRS16 using the modified retrospective approach and adjusted the opening balance at January 1, 2019 to recognize lease liabilities relating to leases which were previously classified as operating leases under IAS17.

29.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (CONTINUED)

(b)	Reconciliation of liabilities arising from financing activities (Continued)

	Short-term bank loans	Long-term bank loans	Commercial papers	Promissory notes	Corporate bonds	Lease liabilities	Other borrowings	Total
	(Note 39)	(Note 33)	(Note 40)	(Note 34)	(Note 35)	(Note 36)
At January 1, 2020	5,564	3,306	8,995	998	2,998	32,325	7,979	62,165

Changes from financing cash flows:
Proceeds from short-term bank loans	2,740	—	—	—	—	—	—	2,740
Proceeds from commercial papers	—	—	8,000	—	—	—	—	8,000
Repayment of short-term bank loans	(7,564)	—	—	—	—	—	—	(7,564)
Repayment of commercial papers	—	—	(10,000)	—	—	—	—	(10,000)
Repayment of long-term bank loans	—	(395)	—	—	—	—	—	(395)
Repayment of related parties loan	—	—	—	—	—	—	(50)	(50)
Payment of issuing expense for commercial papers	—	—	(7)	—	—	—	—	(7)
Capital element of lease rentals paid	—	—	—	—	—	(11,696)	—	(11,696)
Net deposits with Finance Company by related parties	—	—	—	—	—	—	283	283

Total changes from financing cash flows	(4,824)	(395)	(2,007)	—	—	(11,696)	233	(18,689)

Exchange adjustments	—	(88)	—	—	—	—	—	(88)
Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	—	—	—	8,170	—	8,170
Decrease due to termination of lease contracts	—	—	—	—	—	(838)	—	(838)
Others	—	77	12	—	1	—	—	90

Total other changes	—	77	12	—	1	7,332	—	7,422

At December 31, 2020	740	2,900	7,000	998	2,999	27,961	8,212	50,810

29.	CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (CONTINUED)

(c)	Total cash outflow for leases

Amounts included in the consolidated statements of cash flows for leases comprise the following:

	2019	2020
Within operating cash flows	7,798	7,971
Within investing cash flows	178	41
Within financing cash flows	11,123	11,696

	19,099	19,708

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

30.	SHARE CAPITAL

Issued and fully paid:	Number of shares millions	Share capital
At January 1, 2018 and December 31, 2018, 2019 and 2020	30,598	254,056

31.	RESERVES

(a)	Nature and purpose

(i)	Statutory reserves

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

Accordingly, CUCL appropriated approximately RMB1,246 million (2019: approximately RMB1,273 million) to the general reserve fund for the year ended December 31, 2020.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs, the appropriations to the staff bonus and welfare fund are charged to the statements of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended December 31, 2018, 2019 and 2020, no appropriation to staff bonus and welfare fund has been made by CUCL.

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

31.	RESERVES (CONTINUED)

(a)	Nature and purpose (Continued)

(ii)	General risk reserve

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

At the annual general meeting held on May 25, 2020, the shareholders of the Company approved the payment of a final dividend of RMB0.148 per ordinary share for the year ended December 31, 2019, totaling approximately RMB4,529 million which has been reflected as a reduction of retained profit for the year ended December 31, 2020.

At a meeting held on March 11, 2021, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.164 per ordinary share to the shareholders for the year ended December 31, 2020 totaling approximately RMB5,018 million. This proposed dividend has not been reflected as a dividend payable in the consolidated financial statements as of December 31, 2020 but will be reflected in the consolidated financial statements for the year ending December 31, 2021.

	2019	2020
Proposed final dividend:
RMB0.164 (2019: RMB0.148) per ordinary share by the Company	4,529	5,018

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On November 11, 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from January 1, 2008. Therefore, as of December 31, 2019 and 2020, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

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

33.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2019	2020
RMB denominated bank loans	Fixed interest rates ranging from 1.08% to 1.20% (2019: 1.08% to 1.20%) per annum with maturity through 2036 (2019: maturity through 2036)	3,032	2,678

USD denominated bank loans	Fixed interest rates ranging from Nil to 1.55% (2019: Nil to 1.55%) per annum with maturity through 2039 (2019: maturity through 2039)	232	204

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2019: 1.10% to 2.50%) per annum with maturity through 2034 (2019: maturity through 2034)	42	18

Sub-total		3,306	2,900

Less: Current portion		(437)	(418)

		2,869	2,482

As of December 31, 2020, long-term bank loans of approximately RMB46 million (2019: approximately RMB61 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2019	2020
Balances due:
- no later than one year	437	418
- later than one year and no later than two years	413	444
- later than two years and no later than five years	1,183	1,072
- later than five years	1,273	966

	3,306	2,900
Less: Portion classified as current liabilities	(437)	(418)

	2,869	2,482

34.	PROMISSORY NOTES

On November 18, 2019, CUCL issued tranche one of 2019 promissory notes in an amount of RMB1 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.39% per annum.

35.	CORPORATE BONDS

On June 7, 2016, the Group issued RMB1 billion 5-year corporate bond, bearing interest at 3.43% per annum.

On June 19, 2019, the Group issued RMB2 billion 3-year corporate bonds, bearing interest at 3.67% per annum.

36.	LEASE LIABILITIES

As of December 31, 2019 and 2020, the lease liabilities were repayable as follows:

	2019		2020
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
Within 1 year:	10,790	11,085	11,503	11,757

After 1 year but within 2 years	9,602	10,183	9,770	10,352
After 2 years but within 5 years	10,871	12,112	5,575	6,203
After 5 years	1,062	1,430	1,113	1,498

	21,535	23,725	16,458	18,053

	32,325	34,810	27,961	29,810

Less: total future interest expenses		(2,485)		(1,849)

Present value of lease liabilities		32,325		27,961

37.	DEFERRED REVENUE

Deferred revenue mainly represents the unamortized portion of government grants.

	2019	2020
Balance at beginning of the year	3,687	4,851
Additions for the year
- government grants	1,017	915
- others	985	1,204

Sub-total	2,002	2,119

Reductions for the year
- recognition of government grants in profit or loss	(469)	(591)
- others	(369)	(452)

Sub-total	(838)	(1,043)

Balance at end of the year	4,851	5,927

38.	OTHER OBLIGATIONS

	Note		2019	2020
One-off cash housing subsidies	(a	)	2,496	2,496
Others			282	131

Sub-total			2,778	2,627
Less: Current portion			(2,604)	(2,529)

			174	98

(a)	One-off cash housing subsidies

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

In January 2009, through the absorption of China Netcom (Group) Company Limited (“CNC China”) by CUCL and the absorption of China Network Communications Group Corporation (“Netcom Group”) by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As of December 31, 2020, the Group’s unpaid one-off cash housing subsides amounted to approximately RMB2,496 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required. If the actual payments are lower than the amount provided, the difference will be paid to Unicom Group.

39.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2019	2020
RMB denominated bank loans	Fixed interest rates are 1.85% (2019: 2.15% to 3.92%) per annum with maturity through 2021 (2019: maturity through 2020)	5,564	740

At December 31, 2019 and 2020, all short-term bank loans were unsecured.

40.	COMMERCIAL PAPERS

On October 25, 2019, CUCL issued tranche one of 2019 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.24% per annum, and was fully repaid in July 2020.

On November 15, 2019, CUCL issued tranche two of 2019 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.20% per annum, and was fully repaid in August 2020.

On July 15, 2020, CUCL issued tranche one of 2020 super short term commercial papers in an amount of RMB2 billion, with a maturity period of 180 days from the date of issue and which carries interest at 1.89% per annum.

On July 15, 2020, CUCL issued tranche two of 2020 super short term commercial papers in an amount of RMB3 billion, with a maturity period of 180 days from the date of issue and which carries interest at 1.89% per annum.

On August 6, 2020, CUCL issued tranche three of 2020 super short term commercial papers in an amount of RMB1 billion, with a maturity period of 90 days from the date of issue and which carries interest at 1.57% per annum, and was fully repaid in November 2020.

On November 5, 2020, CUCL issued tranche four of 2020 super short term commercial papers in an amount of RMB2 billion, with a maturity period of 90 days from the date of issue and which carries interest at 2.17% per annum.

41.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2019	2020
Payables to contractors and equipment suppliers	63,390	73,046
Payables to telecommunications products suppliers	5,096	3,779
Customer/contractor deposits	5,771	5,723
Repair and maintenance expense payables	5,129	5,261
Salary and welfare payables	7,249	12,248
Interest payable	101	115
Amounts due to technical support services and other service providers/content providers	3,988	4,852
VAT received from customer in advance	3,052	2,746
Accrued expenses	16,486	17,186
Others	7,263	9,481

	117,525	134,437

The aging analysis of accounts payables and accrued liabilities is based on the invoice date as follows:

	2019	2020
Less than six months	101,324	116,553
Six months to one year	9,250	8,846
More than one year	6,951	9,038

	117,525	134,437

42.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

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

As of December 31, 2020, the related financial assets measured at FVOCI amounted to approximately RMB1,672 million (2019: approximately RMB3,125 million). For the year ended December 31, 2020, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB1,453 million (2018: decrease of approximately RMB372 million; 2019: decrease of approximately RMB573 million), has been recorded in the consolidated statements of comprehensive income.

43.	EQUITY-SETTLED SHARE OPTION SCHEMES

On April 16, 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on April 22, 2014 and will expire on April 22, 2024. Under the 2014 Share Option Scheme, the share options may be granted to employees including all directors; any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders. As of December 31, 2020, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme. Pursuant to the 2014 Share Option Scheme, the consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

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

No options outstanding as of December 31, 2019 and 2020.

44.	RESTRICTED A-SHARE INCENTIVE SCHEME

Pursuant to the share incentive scheme (Phase I) of A Share Company (“the Restricted A-Share Incentive Scheme”), not more than 848 million restricted shares of A Share Company (“Restricted Shares”) were approved for granting to the core employees of the Group, the first batch granted Restricted Shares of 793,861,000 and second batch granted Restricted Shares of 13,156,000 were subscribed by them (“the Participants”, including certain core employees of the Company’s subsidiaries) on March 21, 2018 and February 1, 2019 (“the Grant Dates”), respectively, with a subscription price of RMB3.79 per share. The fair value of the Restricted Shares granted under the respective Grant Dates is RMB2.34 and RMB1.57 per share, respectively, as determined based on the difference between the market price of A Share Company of RMB6.13 per share and RMB5.36 per share at the respective Grant Dates, and the subscription price of RMB3.79 per share.

The Restricted Shares are subject to various lock-up periods (the “Lock-Up Period”) of approximately 2 years, 3 years and 4 years, respectively, immediately from the Grant Dates. During the Lock-Up Period, these shares are not transferrable, nor subject to any guarantee or indemnity. The Restricted Shares shall be unlocked (or repurchased and cancelled by the A Share Company) separately in three tranches in proportion of 40%, 30% and 30% of the total number of the Restricted Shares granted upon the expiry of each of the Lock-Up Period.

Subject to fulfilment of all service and performance conditions under the Restricted A-Share Incentive Scheme which include the achievement of certain revenue and profit targets of the A Share Company, the Participants’ individual performance appraisal, etc. (collectively referred to as “vesting conditions”), the restriction over the Restricted Shares will be removed after the expiry of the corresponding Lock-Up Period for each tranche and the Participants will be fully entitled to these incentive shares. If the vesting conditions are not fulfilled and hence the Restricted Shares cannot be unlocked, the A Share Company shall repurchase the Restricted Shares based on the respective subscription price from the Participants.

Pursuant to the Restricted A-Share Incentive Scheme, the first Lock-Up Period of approximately 2 years has expired in April 2020. With the fulfilment of the vesting conditions, Restricted Shares of 303,314,400 under the first tranche were approved for unlocking by the Board of Directors of A Share Company.

During the year ended December 31, 2020, Restricted Shares of 18,110,200 were forfeited and repurchased (2018: Nil; 2019: Restricted Shares of 7,262,000).

For the year ended December 31, 2020, the Group recognized share-based payment expenses and other reserve of RMB375 million during the year under the Restricted A-Share Incentive Scheme (2018: RMB614 million; 2019: RMB571 million).

45.	MATERIAL RELATED PARTY TRANSACTIONS

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

Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) sharing certain telecommunications network infrastructure; 3) purchasing of goods, including use of public utilities; and 4) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines service provided by other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. Amounts due from domestic carriers are all derived from contracts with customers.

Management believes that meaningful information relating to related party transactions has been disclosed below.

45.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

45.1	Connected transactions with Unicom Group and its subsidiaries

(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2018	2019	2020
Transactions with Unicom Group and its subsidiaries:
Charges for value-added telecommunications services	(i), (ii)	43	69	188
Rental charges for short-term property leasing and related services charges	(i), (iii)	1,033	989	999
Charges for short-term lease of telecommunications resources and related services	(i), (iv)	277	290	283
Charges for engineering design and construction services	(i), (v)	2,055	1,537	2,034
Charges for shared services	(i), (vi)	77	77	77
Charges for materials procurement services	(i), (vii)	34	20	47
Charges for ancillary telecommunications services	(i), (viii)	2,905	2,417	2,735
Charges for comprehensive support services	(i), (ix)	1,231	1,052	979
Income from comprehensive support services	(i), (ix)	83	203	229
Lending by Finance Company to Unicom Group and its subsidiary	(i), (xi)	13,558	11,434	16,500
Repayment of loans lending by Finance Company to Unicom Group	(i), (xi)	6,354	11,134	13,704
Interest income from lending services	(i), (xi)	150	370	387

45.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

45.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

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

(iii)	CUCL and Unicom Group agreed to mutually lease properties and ancillary facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes.

45.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

45.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

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

(vi)

Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended December 31, 2020, the services charges paid by Unicom Group to CUCL was negligible.

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

45.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

45.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

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

For the lending services from Finance Company to Unicom Group and its subsidiaries, the interest rate will follow the interest rate standard promulgated by the PBOC, and will be no less than the minimum interest rate offered to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan.

(b)	Amounts due from and to Unicom Group and its subsidiaries

Amount due from Unicom Group as of December 31, 2020 included loans from Finance Company to Unicom Group and its subsidiaries of RMB10,500 million in total with respective floating interest rate of Loan Prime Rate (“LPR”) published by the National Interbank Funding Center (NIFC) (2018: RMB7,404 million with floating interest rate at 90% to 110% of the benchmark interest rate published by the PBOC; 2019: RMB7,704 million with floating interest rate at 90% to 110% of the benchmark interest rate published by the PBOC).

Apart from the above and as disclosed in Note 45.3 below, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

45.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

45.2	Related party transactions with Tower Company

(a)	Related Party transactions

(i)	Sale of Tower Assets to Tower Company

On October 14, 2015, CUCL and Unicom Horizon Mobile Communications Company Limited (a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”), China Telecom, China Reform Holdings Corporation Limited (“CRHC”) and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom sold certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC made a cash subscription for shares of Tower Company.

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

45.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

45.2	Related party transactions with Tower Company (Continued)

(a)	Related Party transactions (Continued)

(ii)	Lease of the Tower Assets and other related services (Continued)

The Group has initially applied IFRS 16 as from January 1, 2019. Based on IFRS 16, the minimum amount of lease payments payable by the Group under the terms of the arrangement in connection with its use of telecommunications towers and related assets had resulted in recognition of a lease liability with the balance of RMB17,837 million (2019: RMB 22,076 million), and a right-of-use asset with the balance of RMB17,005 million (2019: RMB 21,269 million) as of December 31, 2020. In addition, the Group recorded depreciation of right-of-use asset of RMB7,088 million (2019: RMB 6,498 million), interest expense of RMB757 million (2019: RMB 894 million), and variable lease payments and other related service charges of RMB11,246 million (2019: RMB 10,492 million) in its consolidated statements of income for the year ended December 31, 2020.

The total amounts of lease payments and service charges incurred by the Group under the Agreement with Tower Company for the year ended December 31, 2020 were RMB19,023 million (2018: RMB15,982 million; 2019: RMB17,652 million). The related payable balance to Tower Company included in the balance of amounts due to related parties as of December 31, 2020 was RMB3,893 million (2019: RMB2,745 million).

(iii)	Income from engineering design and construction services

The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company. Income for the year ended December 31, 2020 was RMB295 million (2018: RMB235 million; 2019: RMB262 million).

Except as mentioned in 45.2(a)(i), amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described above.

45.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

45.3	Related party transactions with Unicom Group and its subsidiaries

(a)	Related party transactions

	Note	2018	2019	2020
Transactions with Unicom Group and its subsidiaries:

Unsecured entrusted loan from A Share Company	(i)	3,042	—	—
Repayment of unsecured entrusted loan to Unicom Group	(ii)	1,344	—	—
Interest expenses on unsecured entrusted loan	(i), (ii)	10	132	132
Loan from a related party	(iii)	48	—	—
Repayment of loan from a related party	(iii)	435	48	—
Interests expenses on loan from a related party	(iii)	12	—	—
Net deposits by Unicom Group and its subsidiaries with Finance Company	(iv)	2,336	258	233
Interest expenses on the deposits in Finance Company	(iv)	93	64	74

(i)	On December 26, 2018, the Group borrowed an unsecured entrusted loan from A Share Company of RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

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

45.	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

45.3	Related party transactions with Unicom Group and its subsidiaries (Continued)

(b)	Amounts due to Unicom Group and its subsidiaries

Amount due to Unicom Group and its subsidiaries as of December 31, 2020 included a balance of deposits received by Finance Company from Unicom Group and its subsidiaries of RMB5,112 million with interest rates ranging from 0.42% to 2.75% per annum for saving and deposits of different terms (2019: RMB4,879 million with interest rates ranging from 0.42% to 2.75% per annum).

Amount due to Unicom Group and its subsidiaries as of December 31, 2019 and 2020 also included a balance of unsecured entrusted loan from A Share Company of approximately RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

46.	CONTINGENCIES AND COMMITMENTS

46.1	Capital commitments

As of December 31, 2019 and 2020, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	2019			2020
	Land and buildings	Equipment	Total	Land and buildings	Equipment	Total
Authorized and contracted for	3,014	20,860	23,874	2,582	23,500	26,082
Authorized but not contracted for	7,905	39,740	47,645	8,314	39,487	47,801

	10,919	60,600	71,519	10,896	62,987	73,883

46.2	Contingent liabilities

As of December 31, 2020, the Group had no material contingent liabilities and no material financial guarantees issued.

47.	NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

Proposed dividend

After the statements of financial position date, the Board of Directors proposed a final dividend for 2020. For details, please refer to Note 32.

48.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY)

Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As of December 31, 2019 and 2020, RMB30,185 million and RMB31,431 million (US$4,817 million) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s PRC subsidiaries, respectively.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of registered capital and statutory reserves that amounted to RMB258,741 million and RMB263,891 million (US$40,443 million) as of December 31, 2019 and 2020, respectively.

48.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY) (CONTINUED)

Condensed Statements of Financial Position

	As of December 31
	2019	2020	2020
	RMB	RMB	US$ (Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	3	3	1
Investments in subsidiaries	237,426	237,426	36,387
Loan to a subsidiary	12,241	5,300	812
Right-of-use assets	31	10	2
Financial assets measured at fair value	3,125	1,672	256

	252,826	244,411	37,458

Current assets
Current portion of loan to a subsidiary	—	6,492	995
Amounts due from subsidiaries	230	215	33
Dividend receivable	15,804	15,617	2,393
Prepayments and other current assets	22	171	26
Cash and cash equivalents	796	989	152

	16,852	23,484	3,599

Total assets	269,678	267,895	41,057

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	254,056	254,056	38,936
Reserves	(7,461)	(8,914)	(1,366)
Retained profits
- Proposed final dividend	4,529	5,018	769
- Others	17,492	17,575	2,693

Total equity	268,616	267,735	41,032

LIABILITIES
Non-current liabilities
Lease liabilities	10	—	—

	10	—	—

Current liabilities
Lease liabilities	21	10	2
Accounts payable and accrued liabilities	90	89	14
Loan from a subsidiary	—	60	9
Amount due to a subsidiary	—	1	—
Taxes payable	21	—	—
Dividend payable	920	—	—

	1,052	160	25

Total liabilities	1,062	160	25

Total equity and liabilities	269,678	267,895	41,057

Net current assets	15,800	23,324	3,574

Total assets less current liabilities	268,626	267,735	41,032

48.	CHINA UNICOM (HONG KONG) LIMITED (PARENT COMPANY) (CONTINUED)

Condensed Statements of Comprehensive Income

	Year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ (Unaudited)
Dividend income	3,296	14,697	5,201	797
General and administrative expenses	(61)	(49)	(62)	(10)
Interest income	535	407	402	62
Finance costs	80	100	(481)	(74)
Other income-net	1	8	1	1

Income before income tax	3,851	15,163	5,061	776
Income tax expenses	(20)	(57)	40	6

Net income	3,831	15,106	5,101	782
Other comprehensive income:
Change in fair value of financial assets through other comprehensive income-net	(372)	(573)	(1,453)	(223)

Total comprehensive income for the year	3,459	14,533	3,648	559

Condensed Statements of Cash Flows

	Year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ (Unaudited)
Net cash outflow from operating activities	(62)	(106)	(174)	(27)
Net cash inflow from investing activities	3,987	76	851	131
Net cash outflow from financing activities	(4,206)	(132)	(430)	(66)
- Dividend paid to equity shareholders of the Company	(1,591)	(793)	(883)	(135)

Net (decrease)/increase in cash and cash equivalents	(281)	(162)	247	38
Cash and cash equivalents at beginning of year	1,229	969	796	122
Effect of changes in foreign exchange rate	21	(11)	(54)	(8)

Cash and cash equivalents at end of year	969	796	989	152

49.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 21, 2021.